Form 20-F
period 2007-03-31
WNS (HOLDINGS) LTD
filed 2007-11-27
CIK 1356570

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________
Commission file number 001-32945
WNS (Holdings) Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable (Translation of Registrant’s Name Into English)	Jersey, Channel Islands (Jurisdiction of Incorporation or Organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli(W)
Mumbai 400 079, India
(91-22) 4095-2100
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered

American Depositary Shares, each represented by	The New York Stock Exchange
one Ordinary Share, par value 10 pence per share
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of March 31, 2007, 41,842,879 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 18,607,728 ordinary shares were held in the form of 18,607,728 American Depositary Shares, or ADSs. Each ADS represents one ordinary share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐       No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐       No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑       No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
     If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐       No ☑

WNS (HOLDINGS) LIMITED

		Page
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM 3.	KEY INFORMATION	2

ITEM 4.	INFORMATION ON THE COMPANY	17

ITEM 4A.	UNRESOLVED STAFF COMMENTS	35

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	67

ITEM 8.	FINANCIAL INFORMATION	69

ITEM 9.	THE OFFER AND LISTING	70

ITEM 10.	ADDITIONAL INFORMATION	71

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	94

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	95

PART II

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	96

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	96

ITEM 15.	CONTROLS AND PROCEDURES	96

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	97

ITEM 16B	CODE OF ETHICS	97

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	97

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	98

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	98

PART III

ITEM 17.	FINANCIAL STATEMENTS	98

ITEM 18.	FINANCIAL STATEMENTS	98

ITEM 19.	EXHIBITS	99

SIGNATURES		102

INDEX TO FINANCIAL STATEMENTS		F-1
EX-4.1 Share Purchase Agreement dated April 20, 2007 among, WNS Mauritius, Marketics and the selling shareholders named therein
EX-4.2 Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services (Private) Ltd.
EX-4.5 Leave and License Agreement dated November 10, 2005 between GBMC and WNS Global with respect to the lease of the office premises of 4,867 sq ft at Plant 10
EX-4.6 Leave and License Agreement dated November 10, 2005 between GBMC and WNS Global with respect to the lease of office premises of 20,360 sq ft at Plant 10
EX-4.8 Leave and License Agreement dated December 29, 2006 between Sofotel and WNS Global with respect to the lease of office premises of 36,500 sq ft in the Commercial Office Building
EX-4.9 Leave and License Agreement dated December 29, 2006 between Sofotel and WNS Global with respect to the lease of office premises of 35,930 sq ft in the Commercial Office Building
EX-4.10 Leave and License Agreement dated December 29, 2006 between Sofotel and WNS Global with respect to the lease of office premises of 35,870 sq ft in the Commercial Office Building
EX-4.11 Leave and License Agreement dated December 29, 2006 between Sofotel and WNS Global with respect to the lease of office premises of 34,500 sq ft in the Commercial Office Building
EX-8.1 List of subsidiaries of WNS (Holdings) Limited
EX-12.1 Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2 Certification by the Chief Financial Officer to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-15.1 Consent of Ernst & Young, independent registered public accounting firm

i

CONVENTIONS USED IN THIS ANNUAL REPORT
In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. References to “pound sterling” or “£” are to the legal currency of the UK. References to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are presented in US dollars and are prepared in accordance with US generally accepted accounting principles, or US GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Names of our clients are listed in alphabetical order in this annual report, unless otherwise stated.
We also refer in various places within this annual report to “revenue less repair payments,” which is a non-GAAP measure that is calculated as revenue less payments to automobile repair centers and more fully explained in “Item 5. Operating and Financial Review and Prospects.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP.
We also refer to information regarding the business process outsourcing industry, our company and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:
•	technological innovation;
•	telecommunications or technology disruptions;
•	future regulatory actions and conditions in our operating areas;
•	our dependence on a limited number of clients in a limited number of industries;
•	our ability to attract and retain clients;
•	our ability to expand our business or effectively manage growth;
•	our ability to hire and retain enough sufficiently trained employees to support our operations;
•	negative public reaction in the US or the UK to offshore outsourcing;
•	regulatory, legislative and judicial developments;
•	increasing competition in the business process outsourcing industry;
•	political or economic instability in India, Sri Lanka and Jersey;
•	worldwide economic and business conditions; and
•	our ability to successfully consummate strategic acquisitions.
These and other factors are more fully discussed in “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The selected consolidated statement of operations data presented below for fiscal 2007, 2006 and 2005, and the selected consolidated balance sheet data as of March 31, 2007 and 2006, have been derived from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data presented below for fiscal 2004 and 2003 and the selected consolidated balance sheet data as of March 31, 2005 and 2004 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our results expected for any future period.
You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended March 31,
	2007	2006	2005	2004	2003
	(US dollars in millions, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$352.3	$202.8	$162.2	$104.1	$54.6
Cost of revenue(1)	271.2	145.7	140.3	89.7	42.8

Gross profit	81.1	57.1	21.9	14.4	11.8
Operating expenses:
Selling, general and administrative expenses(1)	52.5	36.3	24.9	18.8	10.9
Amortization of intangible assets	1.9	0.9	1.4	2.6	1.8

Operating income (loss)	26.8	19.9	(4.4)	(7.0)	(0.9)
Other income, net	2.5	0.5	0.2	0.3	0.3
Interest expense	(0.1)	(0.4)	(0.5)	(0.1)	(0.1)

Income (loss) before income taxes	29.2	19.9	(4.7)	(6.8)	(0.7)
Provision for income taxes	(2.6)	(1.6)	(1.1)	0.0	(1.0)

Net income (loss)	$26.6	$18.3	$(5.8)	$(6.7)	$(1.7)

Income (loss) per share/ADS:
Basic	$0.69	$0.56	$(0.19)	$(0.22)	$(0.07)
Diluted	$0.65	$0.52	$(0.19)	$(0.22)	$(0.07)
Weighted-average shares/ADSs outstanding (basic)	38,608,188	32,874,299	30,969,658	30,795,888	26,243,833
Weighted-average shares/ADSs outstanding (diluted)	41,120,497	35,029,766	30,969,658	30,795,888	26,243,833

	As of March 31,
	2007	2006	2005	2004
	(US dollars in millions)
Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	$112.3	$18.5	$9.1	$14.8
Bank deposits	12.0	—	—	—
Accounts receivable, net	40.6	28.1	25.2	18.1
Other current assets(2)	18.5	10.8	9.7	9.5
Total current assets	183.4	57.4	44.0	42.5
Deposits and deferred tax asset	6.2	4.3	2.6	1.3
Goodwill and intangible assets, net	44.5	42.5	26.7	27.6
Property and equipment, net	41.8	30.6	24.7	15.3

Total assets	275.9	134.8	98.0	86.6
Liabilities and Shareholders’ Equity
Note payable	—	—	10.0	—
Total current liabilities	63.4	53.3	54.8	39.4
Deferred tax liabilities — non-current	0.0	2.3	—	—
Other non-current liabilities(3)	7.0	1.0	0.2	0.5
Total shareholders’ equity	205.5	78.2	43.0	46.7

Total liabilities and shareholders’ equity	275.9	134.8	98.0	86.6
The following tables set forth for the periods indicated selected consolidated financial data:

	For the Year Ended March 31,
	2007	2006	2005	2004	2003
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$352.3	$202.8	$162.2	$104.1	$54.6
Gross profit as a percentage of revenue	23.0%	28.1%	13.5%	13.8%	21.6%
Operating income (loss) as a percentage of revenue	7.6%	9.8%	(2.7)%	(6.7)%	(1.6)%
Other Unaudited Consolidated Financial and Operating Data:
Revenue less repair payments(4)	$219.7	$147.9	$99.0	$49.9	$25.6
Gross profit as a percentage of revenue less repair payments	36.9%	38.6%	22.1%	28.9%	46.1%
Operating income (loss) as a percentage of revenue less repair payments	12.2%	13.4%	(4.4)%	(14.1)%	(3.6)%
Number of employees (at period end)	15,084	10,433	7,176	4,472	2,348

Notes:

(1)	Includes the following share-based compensation amounts:

	For the Year Ended March 31,
	2007	2006	2005	2004	2003
	(US dollars in millions)
Cost of revenue	$1.0	$0.1	$0.0	$0.0	$0.0
Selling, general and administrative expenses	2.7	1.8	0.2	0.2	0.1

(2)	Consists of funds held for clients, employee receivables, prepaid expenses, prepaid income taxes, deferred tax assets and other current assets.

(3)	Consists of obligation under capital leases — non-current, deferred revenue — non-current, deferred rent and accrued pension liability.

(4)	Revenue less repair payments is a non-GAAP measure. See the explanation below, as well as “Item 5. Operating and Financial Review and Prospects — Overview” and notes to our consolidated financial statements included elsewhere in this annual report. The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	For the Year Ended March 31,
	2007	2006	2005	2004	2003
	(US dollars in millions)
Revenue	$352.3	$202.8	$162.2	$104.1	$54.6
Less: Payments to repair centers.	132.6	54.9	63.2	54.2	29.0

Revenue less repair payments	$219.7	$147.9	$99.0	$49.9	$25.6

We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide claims handling and accident management services, where we arrange for automobile repairs through a network of repair centers. In our accident management services, we act as the principal in our dealings with the repair centers and our clients. The amounts invoiced to our clients for payments made by us to repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we use revenue less repair payments as a primary measure to allocate resources and measure operating performance.
Revenue less repair payments is a non-GAAP measure. We believe that the presentation of this non-GAAP measure in this annual report provides useful information for investors regarding the financial performance of our business and our two reportable segments. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.
Risks Related to Our Business
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 47.4% to $352.3 million in fiscal 2007 from $162.2 million in fiscal 2005. Our revenue less repair payments has grown at a compound annual growth rate of 49.0% to $219.7 million in fiscal 2007 from $99.0 million in fiscal 2005. We have established delivery centers in four locations in India, in Sri Lanka and in the UK. Our employees have increased to 15,084 as of March 31, 2007 from 7,176 as of March 31, 2005. In fiscal 2008, we intend to set up new delivery centers in Pune, Mumbai, Gurgaon and Bucharest. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.
This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. For fiscal 2007 and 2006, our five largest clients accounted for 55.2% and 41.0% of our revenue and 45.7% and 52.8% of our revenue less repair payments. Our contracts with one of our major clients, AVIVA, provide the client options, exercisable at the client’s election with six months’ notice, to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to this client. On January 1, 2007, AVIVA exercised its call option requiring us to transfer the Sri Lanka facility to AVIVA effective July 1, 2007. For fiscal 2007, 2006 and 2005, the Sri Lanka facility accounted for 1.9%, 3.3% and 1.1% of our revenue, respectively, and 3.0%, 4.5% and 1.7% of our revenue less repair payments, respectively. AVIVA’s call option regarding the Pune facility, if exercised, would require us to transfer the facility at Pune to AVIVA on or after December 31, 2007. AVIVA may give us notice to exercise its call option regarding the Pune facility at any time on or after July 1, 2007. For fiscal 2007, 2006 and 2005, the Pune facility accounted for 5.2%, 6.5% and 5.1% of our revenue, respectively, and 8.3%, 8.8% and 8.4% of our revenue less repair payments, respectively. See “— We may lose some or all of the revenue generated by one of our major clients.”
In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.
We may lose some or all of the revenue generated by one of our major clients.
Our contracts with one of our five largest clients, AVIVA, to provide business process outsourcing services grant AVIVA the option, exercisable at AVIVA’s election with six months’ notice, to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to this client. On January 1, 2007, AVIVA exercised its call option requiring us to transfer the Sri Lanka facility to AVIVA effective July 1, 2007. Effective July 1, 2007, we will lose all revenues generated by the Sri Lanka facility and this will negatively impact our revenues and result of operations. For fiscal 2007, 2006 and 2005, the Sri Lanka facility accounted for 1.9%, 3.3% and 1.1% of our revenue, respectively, and 3.0%, 4.5% and 1.7% of our revenue less repair payments, respectively. If the option to transfer the Pune facility is exercised, we will be required to transfer the AVIVA Pune facility to AVIVA on or after December 31, 2007 and we lose all revenue from AVIVA. AVIVA may give us notice to exercise its call option regarding the Pune facility at any time on or after July 1, 2007. For fiscal 2007, 2006 and 2005, the Pune facility accounted for 5.2%, 6.5% and 5.1% of our revenue, respectively, and 8.3%, 8.8% and 8.4% of our revenue less repair payments, respectively. This loss of revenue would have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the options takes effect.
We may in the future enter into similar contracts with other clients, in which case we would be subject to risks similar to those described above.
Our revenue is highly dependent on a few industries and any decrease in demand for outsourced services in these industries could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the travel industry and the banking, financial services and insurance, or BFSI, industry. In fiscal 2007 and 2006, 22.8% and 33.1% of our revenue and 36.6% and 45.4% of our revenue less repair payments were derived from clients in the travel industry. During the same periods, clients in the BFSI industry contributed 61.8% and 55.6% of our revenue and 38.7% and 39.1% of our revenue less repair payments. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. A downturn in any of our targeted industries, particularly the travel or BFSI industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.
Other developments may also lead to a decline in the demand for our services in these industries. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations, financial condition and cash flows.
Our senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the continued service and performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. In fiscal 2007, our attrition rate for associates (employees who execute business processes for our clients following their completion of a six-month probationary period) was approximately 43% which we believe is broadly in line with our peers in the offshore business process outsourcing industry. There is significant competition in India for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
In addition, our ability to maintain and renew existing engagements and obtain new businesses will depend, in large part, on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, because of rapid economic growth in India, increased demand for business process outsourcing to India and increased competition for skilled employees in India, wages for comparably skilled employees in India are increasing at a faster rate than in the US and Europe, which may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel industry experience seasonal changes in their operations in connection with the year-end holiday season and the school year, as well as episodic factors such as adverse weather conditions or strikes by pilots or air traffic controllers. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, health scares (such as severe acute respiratory syndrome, or SARS, and avian influenza, or bird flu) and terrorist attacks. In addition, some of our contracts do not commit our clients to providing us with a specific volume of business.
In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients makes it difficult to predict the timing of new client engagements. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.
Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts representing 10.2% of our revenue and 16.4% of our revenue less repair payments from our clients in fiscal 2007 will expire on or before March 31, 2008. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
If our clients agree to provide us with a specified volume and scale of business or to provide us with business for a specified minimum duration, we may, in return, agree to include certain provisions in our contracts with such clients which provide for downward revision of our prices under certain circumstances. For example, certain client contracts provide that if during the term of the contract, we were to offer similar services to any other client on terms and conditions more favorable than those provided in the contract, we would be obliged to offer equally favorable terms and conditions to the client. This may result in lower revenue and profits under these contracts. Certain other contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract.
Some of our client contracts provide that during the term of the contract and under specified circumstances, we may not provide similar services to their competitors. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue.
Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.
We enter into long-term contracts with our clients, and our failure to estimate the resources and time required for our contracts may negatively affect our profitability.
The terms of our client contracts typically range from three to five years. In many of our contracts we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected.
Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain engagement revenue, margins and cash flows over increasingly longer contract periods and general economic and political conditions.
Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency.
We have incurred losses in the past and have a limited operating history. We may not be profitable in the future and may not be able to secure additional business.
We have incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. In future periods, we expect our selling, general and administrative, or SG&A, expenses to continue to increase. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses.
In addition, the offshore business process outsourcing industry is a relatively new industry, and we have a limited operating history. We started our business by offering business process outsourcing services as part of British Airways in 1996. In fiscal 2003, we enhanced our focus on providing business process outsourcing services to third parties. As such, we have only focused on servicing third-party clients for a limited time. We may not be able to secure additional business or retain current business with third-parties or add third-party clients in the future.
If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims, and as a result, our profits may be substantially reduced.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.
Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Sri Lanka and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have commercial general liability insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.
We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation which would harm our business.
Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.
The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in India, Sri Lanka and the UK and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, Sri Lanka, Mauritius, the US and the UK, with operations expected to commence in Romania soon. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.
The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.
We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we completed our acquisition of Trinity Partners Inc., or Trinity Partners, in November 2005, and we acquired Marketics Technologies (India) Private Limited, or Marketics, in May 2007, and Flovate Technologies Limited, or Flovate, in June 2007. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale on reasonable terms, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations and any acquisition we do complete may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions could have a material adverse effect on our operating results. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Acquisitions also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.
In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.
A variety of US federal and state legislation has been proposed that, if enacted, could restrict or discourage US companies from outsourcing their services to companies outside the US. For example, legislation has been proposed that would require offshore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the offshore provider is located. Because some of our clients are located in the US, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely impact our ability to do business with US clients and have a material and adverse effect on our business, results of operations, financial condition and cash flows. In addition, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. This would affect our ability to attract or retain clients that have such contracts.
Recent legislation introduced in the UK provides that if a company transfers or outsources its business or a part of its business to a transferee or a service provider, the employees who were employed in such business are entitled to become employed by the transferee or service provider on the same terms and conditions as they had been employed before. The dismissal of such employees as a result of such transfer of business is deemed unfair dismissal and entitles the employee to compensation. As a result, we may become liable for redundancy payments to the employees of our clients in the UK who outsource business to us. We believe this legislation will not affect our existing contracts with clients in the UK. However, we may be liable under any service level agreements we may enter into in the future pursuant to existing master services agreements with our UK clients. In addition, this legislation may have an adverse effect on potential business from clients in the UK.
We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including to diversify geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.
Our failure to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our share price.
Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal controls over financial reporting, and an attestation of the effectiveness of these controls by our independent registered public accountants beginning with our fiscal year ending on March 31, 2008. We are in the process of evaluating and testing our internal financial reporting controls in anticipation of our compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and have not yet completed this process. We have formed internal evaluation committees and engaged consultants to assist us in such compliance. If we do not implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, or the Commission. Any such action could harm our business or investors’ confidence in our company and could cause our share price to fall.
Our controlling shareholder, Warburg Pincus, is able to control or significantly influence our corporate actions.
Warburg Pincus beneficially owns more than 50% of our shares. As a result of its ownership position, Warburg Pincus has the ability to control or significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. These actions may be taken even if they are opposed by the other shareholders.
We have certain anti-takeover provisions in our articles of association that may discourage a change in control.
Our articles of association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:
•	a classified board of directors with staggered three-year terms; and

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global Services (Private) Limited, or WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.
Risks Related to India
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. The government of India may decide to introduce the reservation policy. According to this policy, all companies operating in the private sector in India, including our subsidiaries in India, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the relevant state where such companies are incorporated. If this policy is introduced, our ability to hire employees of our choice may be restricted. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.
India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, on the value of our ADSs and on your investment in our ADSs.
If the government of India reduces or withdraws tax benefits and other incentives it currently provides to companies within our industry or if the same are not available for any other reason, our financial condition could be negatively affected.
Under the Indian Finance Act, 2000, except for one delivery center located in Mumbai, all our delivery centers in India benefit from a ten-year holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2007 as a result of the tax holiday, compared to approximately $8.7 million that we would have incurred if the tax holiday had not been available for that period.
The Indian Finance Act, 2000, phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. The tax holiday enjoyed by our delivery centers in India expires in stages, on April 1, 2008 for one of our delivery centers located in Nashik, and on April 1, 2009 for our delivery centers located in Mumbai, Pune, Nashik and Gurgaon. When our Indian tax holiday expires or terminates, or if the government of India withdraws or reduces the benefits of the Indian tax holiday, our Indian tax expense will materially increase and this increase will have a material impact on our results of operations. In the absence of a tax holiday, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2007, was 33.66%.
In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT, at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. As a result of this amendment to the tax regulations, we will be subject to MAT and be required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions.
In addition, in May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and restricted share units, or RSUs, granted to employees. The fringe benefit tax is payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. The government of India has not published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. However, we may decide in the future not to recover, or we may be unsuccessful in recovering, the fringe benefit tax from our employees, which may cause our overall expense to increase, possibly materially, and impact our cash flows.
In 2005, the government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent 10 years, subject to the satisfaction of certain conditions. However, the Ministry of Finance in India has expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits of the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs.
US and Indian transfer pricing regulations require that any international transaction involving associated enterprises be at an arm’s-length price. We consider the transactions among our subsidiaries and us to be on arm’s-length pricing terms. If, however, the applicable income tax authorities review any of our tax returns and determine that the transfer prices we have applied are not appropriate, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries, may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services.
Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to recent terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites, or if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.
Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee/US dollar exchange rate was approximately Rs. 45.12 per $1.00 (based on the noon buying rate) in fiscal 2007, which represented a depreciation of the Indian rupee of 2.17% as compared with the average exchange rate of approximately Rs. 44.17 per $1.00 (based on the noon buying rate) in fiscal 2006, which in turn represented an appreciation of the Indian rupee of 1.55% as compared with the average exchange rate of approximately Rs. 44.86 per $1.00 (based on the noon buying rate) in fiscal 2005. The average pound sterling/US dollar exchange rate was approximately £0.53 per $1.00 (based on the noon buying rate) in fiscal 2007, which represented an appreciation of the pound sterling of 5.63% as compared with the average exchange rate of approximately £0.56 per $1.00 (based on the noon buying rate) in fiscal 2006, which in turn represented a depreciation of the pound sterling of 3.35% as compared with the average exchange rate of approximately £0.54 per $1.00 (based on the noon buying rate) in fiscal 2005. Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.
If more stringent labor laws become applicable to us, our profitability may be adversely affected.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.
An outbreak of an infectious disease or any other serious public health concerns in Asia or elsewhere could cause our business to suffer.
The outbreak of an infectious disease in Asia or elsewhere could have a negative impact on the economies, financial markets and business activities in the countries in which our end markets are located and could thereby have a material adverse effect on our business. The outbreak of SARS in 2003 in Asia and the outbreak of the avian influenza, or bird flu, across Asia and Europe, including the recent outbreak in India, have adversely affected a number of countries and companies. Although we have not been adversely impacted by these recent outbreaks, we can give no assurance that a future outbreak of an infectious disease among humans or animals will not have a material adverse effect on our business.
Risks Related to our ADSs
Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As of May 31, 2007, we had 41,895,246 ordinary shares outstanding, including 18,703,765 shares represented by 18,703,765 ADSs. In addition, as of May 31, 2007, there were options and RSUs outstanding under our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan to purchase a total of 3,200,130 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs; and

•	loss of one or more significant clients.
In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Holders of ADSs may be restricted in their ability to exercise voting rights.
At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.
As a foreign private issuer, we are not subject to the Commission’s proxy rules which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.
We may be classified as a passive foreign investment company for our taxable year ended March 31, 2007, which could result in adverse United States federal income tax consequences to US Holders.
The application of the “passive foreign investment company,” or PFIC, rules to us in respect of our taxable year ended March 31, 2007 is uncertain. A non-US corporation will be considered a PFIC for any taxable year if either (1) under the PFIC income test, at least 75% of its gross income is passive income or (2) under the PFIC asset test, at least 50% of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income for such taxable year. However, the application of the PFIC asset test to a corporation that is a “controlled foreign corporation,” or a CFC (as defined under the United States federal income tax law), for its taxable year in which it becomes a publicly traded corporation after its first quarter is not clear. Because we were a CFC for our taxable year ended on March 31, 2007, the application of the PFIC asset test to us for our taxable year ended March 31, 2007 is uncertain.
Under the least favorable interpretation of the PFIC asset test, there is risk that we may be treated as a PFIC in respect of our taxable year ended March 31, 2007. Under more favorable interpretations of the PFIC assets test, we believe that we would not be treated as a PFIC for our taxable year ended March 31, 2007. It may be reasonable for US Holders (as defined under “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) to apply a more favorable interpretation of this test for purposes of determining and reporting the US federal income tax consequences of their investment in the ADSs or ordinary shares, although these holders should consult their own tax advisers regarding the reasonableness of this position. US Holders also should note that the United States Internal Revenue Service, or IRS, could seek to apply the least favorable interpretation.
If we are treated as a PFIC for any taxable year during which a US Holder owns an ADS or an ordinary share, adverse US federal income tax consequences could apply to that holder. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.” US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or ordinary shares and the availability and advisability of any elections.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of our Company
WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands . We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the Companies (Jersey) Law, 1991, or the 1991 Law. We gave notice of this to the Jersey Financial Services Commission in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wnsgs.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 420 Lexington Avenue, Suite 2515, New York, New York 10170.
We began operations as an in-house unit of British Airways in 1996, and started focusing on providing business process outsourcing services to third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team. In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which constitutes our reportable segment for financial statement purposes, called WNS Auto Claims BPO), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel industry to include insurance-based automobile claims processing. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners (which we merged into our subsidiary, WNS North America Inc.), a provider of business process outsourcing services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airline Services Limited its fare audit services business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions.
We are headquartered in Mumbai, India and we have client service offices in New York (US) and London (UK) and delivery centers in Ipswich (UK), Tucson (US), India and Sri Lanka. We completed our initial public offering in July 2006 and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “WNS.”
Our capital expenditures in fiscal 2007, 2006 and 2005 amounted to $27.5 million, $14.9 million and $18.3 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2008 to be approximately $36 million, a significant amount of which we expect to expend on building new facilities in India. We expect to meet these estimated capital expenditures from cash generated from operating activities and existing cash and cash equivalents (including the remaining proceeds to us from our initial public offering).
B. Business Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
We began operations as an in-house unit of British Airways in 1996, and started focusing on providing business process outsourcing services to third parties in fiscal 2003. According to the National Association of Software and Service Companies, or NASSCOM, an industry association in India, we were among the top two India-based offshore business process outsourcing companies in terms of revenue in 2004, 2005 and 2006. As of March 31, 2007, we had 15,084 employees executing over 400 distinct business processes on behalf of over 150 significant clients. Our largest clients in terms of revenue contribution include leading global corporations such as Air Canada, AVIVA, British Airways, Centrica, First Magnus Financial Corporation, GfK, Marsh, SITA, Travelocity and Virgin Atlantic Airways. See “— Clients.”
We design, implement and operate comprehensive business processes for our clients, involving data, voice and analytical components. Our services include industry-specific processes that are tailored to address our clients’ business and industry practices, particularly in the travel and banking, financial services and insurance, or BFSI, industries. We also offer services applicable across multiple industries, in areas such as finance and accounting, human resources and supply chain management, which we collectively refer to as enterprise services, and in the areas of market, business and financial research and analytics, which we refer to as knowledge services. Our comprehensive service portfolio allows us to penetrate our clients and the industries we serve.
We generate revenue primarily from providing business process outsourcing services. A portion of our revenue includes payments which we make to automobile repair centers. We evaluate our business performance based on revenue net of these payments, since we believe that revenue less repair payments reflects more accurately the value of the business process outsourcing services we directly provide to our clients. For fiscal 2007, our revenue was $352.3 million, our revenue less repair payments was $219.7 million and our net income was $26.6 million.
Between fiscal 2005 and fiscal 2007, our revenue grew at a compound annual growth rate of 47.4% and our revenue less repair payments grew at a compound annual growth rate of 49.0%, faster than the projected 38.9% compound annual growth rate of the overall Indian offshore business process outsourcing industry for the comparable period as estimated by the NASSCOM Strategic Review, 2007. During this period, we grew both organically and through acquisitions. We believe we have achieved rapid growth and industry leadership through our understanding of the industries in which our clients operate, our focus on operational excellence, and a senior management team with significant experience in the global outsourcing industry. Our revenue is characterized by client, industry, geographic and service diversity, which we believe offers us a sustainable business model.
Industry Overview
Businesses globally are outsourcing a growing proportion of their business processes to streamline their organizations, focus on core operations, create flexibility, benefit from best-in-class process execution and thereby increase shareholder returns. More significantly, many of these businesses are outsourcing to offshore locations such as India to access a high quality and cost-effective workforce. We are a pioneer in the offshore business process outsourcing industry and are well positioned to benefit from the combination of the outsourcing and offshoring trends.
The global business process outsourcing industry is large and growing rapidly. According to International Data Corporation, or IDC, the global business process outsourcing market was $422.0 billion in 2005 and is projected to grow at a 10.9% compound annual growth rate from 2004 through 2009 to $641.0 billion. In comparison, IDC forecasts the information technology services market (excluding business process outsourcing) to grow at a compound annual growth rate of 6.0% over this same period, from $417.0 billion to $553.0 billion.
The offshore business process outsourcing industry is growing at a significantly faster rate than the overall global business process outsourcing industry. A joint report, or the NASSCOM-McKinsey report, published by NASSCOM and McKinsey & Company, in December 2005, estimates that the offshore business process outsourcing market will grow at a 37.0% compound annual growth rate, from $11.4 billion in revenue in fiscal 2005 to $55.0 billion in revenue in fiscal 2010. The same report estimates that the total value of business processes that could have been provided by offshore business process outsourcing providers in fiscal 2006 represents an addressable market of approximately $120.0 billion to $150.0 billion. Accordingly, we believe that offshore business process outsourcing has significant growth potential because we believe it constitutes less than 10.0% of the current addressable market described above. NASSCOM has identified retail banking, insurance, travel and hospitality and automobile manufacturing as the industries with the greatest potential for offshore outsourcing. We provide industry-focused business process outsourcing services to the majority of these industries.
The following charts set forth the relative growth rate and size of the global business process outsourcing industry and the global information technology industry, in addition to the expected growth rate of the Indian offshore business process outsourcing industry:

We believe that India is widely considered to be the most attractive destination for offshore business process outsourcing. According to the NASSCOM-McKinsey report, India-based players account for 45.0% of offshore business process outsourcing revenue in fiscal 2006, and India will retain its position as the most favored offshore business process outsourcing destination for the foreseeable future. The key factors for India’s predominance include its large, growing and highly educated English-speaking workforce coupled with a business and regulatory environment that is conducive to the growth of the business process outsourcing industry.
While a limited number of global corporations such as General Electric, British Airways (through our subsidiary, WNS Global) and American Express set up in-house business process outsourcing facilities in India in the mid-1990s, offshore business process outsourcing growth only accelerated significantly from 2000 onwards with the emergence of third party providers. This has been followed by a shift in focus from largely call center related outsourcing in areas such as tele-marketing and client service to a wider range of business processes such as finance and accounting, insurance claims administration and market research analysis. This shift in focus has given rise to an India-based offshore industry capable of providing a wide range of complex services.
Offshore business process outsourcing is typically a long-term strategic commitment for companies. The processes that companies outsource are frequently complex and integrated with their core operations. These processes require a high degree of customization and, often, a multi-stage offshore transfer program. Clients would therefore incur high switching costs to transfer these processes back to their home locations or to other business process outsourcing providers. As a result, once an offshore business process outsourcing provider gains the confidence of a client, the resulting business relationship is usually characterized by multi-year contracts with predictable annual revenue.
Given the long-term, strategic nature of these engagements, companies undertake a highly rigorous process in evaluating their offshore business process outsourcing provider. We believe a client typically seeks the following key attributes in a potential offshore business process outsourcing provider:
•	established reputation and industry leadership;

•	demonstrated ability to execute a diverse range of mission-critical and often complex business processes;

•	capability to scale employees and infrastructure without a diminution in quality of service; and

•	ability to innovate, add new operational expertise and drive down costs.
As the offshore business process outsourcing industry evolves further, we believe that scale, reputation and leadership will become more important factors in this selection process.

Competitive Strengths
We believe that we have the following seven competitive strengths necessary to maintain and enhance our position as a leading provider of offshore business process outsourcing services:
Offshore business process outsourcing market leadership
We have received recognition as an industry leader from various industry bodies or publications. For example:
•	NASSCOM named us one of the top two Indian offshore business process outsourcers in 2006, 2005 and 2004;

•	neoIT ranked us as the best performing business process outsourcing company in 2005;

•	Global Outsourcing named us the leading insurance outsourcer in India in 2005; and

•	the Black Book of Outsourcing ranked us number two among the global BPO services providers in the travel industry, number three among the global BPO services providers in the mortgage banking industry and number six among the global BPO services providers in the market research industry in 2006.
We have provided leadership to the offshore business process outsourcing industry as demonstrated by our anticipation of key industry trends. For example, since our emergence as a focused third party business process outsourcing provider, we have proactively targeted two of the most attractive industry sectors, BFSI and travel. In addition, we have focused our service portfolio on complex processes, avoiding services that are less integral to our clients’ operations, such as telemarketing and collections, which characterized the offshore business process outsourcing industry at that time.
We believe our early differentiation from other players and the substantial length of our working relationship with many industry-leading clients has significantly contributed to our reputation as a trusted provider of offshore business process outsourcing services. We believe that this reputation is a key differentiator in our attracting and winning clients.
Deep industry expertise
We have established expertise in the industries we target. We have developed our business by creating focused business units that provide industry-specific services. Our industry-focused strategy allows us to retain and enhance expertise thereby enabling us to:
•	offer a suite of services that can deliver a comprehensive industry-focused business process outsourcing program;

•	leverage our existing capabilities to win additional clients and identify new industry-specific service offerings;

•	cultivate client relationships that may involve few processes upon initial engagement to develop deeper engagements ultimately involving a number of integrated processes;

•	recruit and retain talented employees by offering them industry-focused career paths; and

•	achieve market leadership in several of the industries we target. For example, we were ranked as the leading insurance outsourcer in India by Global Outsourcing in 2005, as number two among the global BPO services providers in the travel industry by the Black Book of Outsourcing in 2006, and we believe we have the largest and most diverse operations in the offshore travel business process outsourcing market.
Experience in transferring processes offshore and running them efficiently
Many of the business processes that are outsourced by clients to us are mission critical and core to their operations, requiring substantial project management expertise. We have developed a sophisticated program management methodology intended to ensure smooth transfer of business processes from our clients’ facilities to our delivery centers. For example, our highly experienced program management team has transferred over 400 distinct business processes for over 150 significant clients in the last five years.
We focus on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We have also invested in a 380-person quality assurance team that satisfies the International Standard Organization 9001:2000 standards for quality management systems, and applies Six Sigma, a statistical methodology for improving consistent quality across processes, and other process re-engineering methodologies to further improve our process delivery.
The composition of our revenue enables us to continuously optimize the efficiency of our operations to achieve higher asset utilization. This is driven by our combination of data and voice services across the different time zones of North America and Europe.
Diversified client base across multiple industries and geographic locations
We have a large, diversified client base of over 150 significant clients across Europe and North America, including clients who are market leaders within their respective industries. We have clients across the multiple sectors of the travel and BFSI industries as well as other industries such as manufacturing, logistics, retail, utilities and professional services. To date, many of our clients have transferred a limited number of their business processes offshore. We believe, therefore, that we have a significant opportunity to increase the revenue we generate from these clients in the future as they decide to expand their commitment to offshore business process outsourcing.
Industry-recognized leadership in human capital development
We are recognized as a leader in human resources management among offshore business process outsourcing companies. We have won a number of awards, including being ranked number one in human capital development in 2005 by neoIT, an industry consultant, and being ranked number one in the Asia Pacific region for excellence in human resources by India’s National Institute of Personnel Managers. Our market leadership and organizational culture enables us to attract and retain high quality employees.
Our extensive recruiting process utilizes sophisticated tools such as the Predictive Index, a psychometric tool we use to help us screen candidates on multiple parameters and to appropriately match employees to the most suitable positions. We have established the WNS Learning Academy, which provides ongoing training to our employees for the purpose of continuously improving their leadership and professional skills. We seek to promote our team leaders and operations managers from within, thereby offering internal advancement opportunities and clear long-term career paths.
Ability to manage the rapid growth of our organization
We have invested significant management effort toward ensuring that our organization is positioned to continuously scale to meet the robust demand for offshore business process outsourcing services. We are capable of evaluating over 9,000 potential employees and recruiting, hiring and training over 900 employees each month, enabling us to rapidly expand and support our clients. We have also established a highly scalable operational infrastructure in multiple locations supported by a world-class information technology and communications network infrastructure.
Experienced management team
We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. Most of our core senior management team members have been with us since fiscal 2003, and have successfully executed the growth strategy that has increased our client base from 14 clients as of May 2002 to over 150 significant clients as of March 31, 2007 and increased our revenue from $162.2 million in fiscal 2005 to $352.3 million in fiscal 2007 and our revenue less repair payments from $99.0 million in fiscal 2005 to $219.7 million in fiscal 2007. Moreover, we believe that our management has successfully guided our rapid expansion while increasing client satisfaction, as demonstrated by our in-house customer feedback surveys. In addition to our senior management team, our middle management team provides us with the critical leadership depth needed to manage our rapid growth.

Business Strategy
Our objective is to strengthen our position as a leading offshore business process outsourcing provider. To achieve this, we will seek to expand our client base and further develop our industry expertise, enhance our brand to attract new clients, develop organically new business services and industry-focused operating units and make selective acquisitions. The key elements of our strategy are described below.
Drive rapid growth through penetration of our existing client base
We have a large and diverse existing client base that includes many leading global corporations, most of whom have transferred only a limited number of their business processes offshore. We intend to leverage our expertise in providing comprehensive process solutions by seeking to identify additional processes that can be transferred offshore, cross-selling new services, adding technology-based offerings, and expanding and deepening our existing relationships. We have dedicated account managers tasked with maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new offshoring opportunities. As a result of this strategy, we have a strong track record of extending the scope of our client relationships over time.
Enhance awareness of the WNS brand name
Our reputation for operational excellence among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth brand equity in the past. However, as the scale of the offshore business process outsourcing market grows, we will seek to increase client awareness of the WNS brand in our target markets and among potential employees. We also intend to focus on building market awareness of our industry expertise through exposure in industry publications and participation in industry conferences. In order to achieve this enhanced awareness, we are investing in hiring new senior marketing professionals.
Reinforce leadership in existing industries and penetrate new industry sectors
We have a highly successful industry-focused operating model through which we have established a leading offshore business process outsourcing practice in the travel and BFSI sectors. We intend to leverage our in-depth knowledge of these industries to penetrate additional sectors within these industries. For example, in the travel sector, we believe that there are potential opportunities we can exploit in the hotel, cruise-liner and car rental sectors. In addition, we intend to develop our existing expertise in emerging businesses such as the manufacturing, logistics, retail, utilities and professional services industries. We intend to leverage our enterprise services and knowledge services, which are applicable across multiple industries, to first penetrate these targeted industries and thereafter build specific industry expertise to achieve scale with an objective of establishing new industry-focused business units.
Broaden industry expertise and enhance growth through selective acquisitions
Our acquisition strategy is focused on adding new capabilities and industry expertise. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. Our intention is to continue to pursue targeted acquisitions in the future and to rely on our integration capabilities to expand the growth of our business.
Business Process Outsourcing Service Offerings
We offer our services to three main categories of clients through industry-focused business units. First, we serve clients in the travel industry, including airlines, travel intermediaries and other related service providers, for whom we perform services such as customer service and revenue accounting. Second, we serve clients in the BFSI industry, for whom we perform services such as loan processing and insurance claims management. Third, we serve clients in several other industries including manufacturing, retail, logistics, utilities and professional services, which we refer to as emerging businesses. In addition to industry-specific services, we offer a range of services across multiple industries, in areas such as finance and accounting, human resources and supply chain management, which we collectively refer to as enterprise services, and in the areas of market, business and financial research and analytical services, which we refer to as knowledge services. This structure is depicted in the graphic below:

To achieve in-depth understanding of our clients’ industries and provide industry-specific services, each business unit is staffed by a dedicated team of managers and employees engaged in providing business process outsourcing client solutions, and has its own operations, sales, finance, human resources and training teams. In addition, each business unit draws upon common support services from our information technology, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.
Travel
According to the NASSCOM-McKinsey report, the travel and hospitality industry presented an addressable offshore business process outsourcing opportunity estimated to be between $10.0 billion and $12.0 billion in fiscal 2007. The current penetration by offshore business process outsourcing providers is approximately 3.0%, leaving considerable growth potential. We believe that we currently have the largest and most diverse service offering among offshore business process outsourcing service providers in the travel domain.
Our service portfolio includes processes that support air, car, hotel, marine and packaged travel services offered by our clients. The key travel industry sectors we serve include:
•	airlines;

•	travel intermediaries; and

•	others such as global distribution systems and network providers.
We serve a diverse client base in this business unit that includes Air Canada, British Airways, Virgin Atlantic Airways, SITA and Travelocity. We also serve 18 other airlines and 16 travel intermediaries. As of March 31, 2007, we had approximately 5,300 employees in this business unit, several hundred of whom have International Air Transport Association, or IATA, certifications. In fiscal 2007 and 2006, this business unit represented 22.8% and 33.1% of our revenue and 36.6% and 45.4% of our revenue less repair payments.

The following graphic illustrates the key areas in which we provide services to clients in this business unit:
Case Study. We were retained by a major airline client that was faced with increasing competitive pressure from low-cost carriers and needed to reduce its costs. We worked with this client to develop an offshore business process outsourcing strategy to fundamentally alter its service delivery model with the goal of increasing its cost efficiency. We initially started providing business process outsourcing services to this client with 12 employees handling a single process. As of March 31, 2007, approximately 1,100 employees were executing over 85 different processes for this client, which included a variety of complex processes. We categorize these processes into six broad areas:
•	customer interaction: customer complaint resolution, loyalty program management;

•	passenger revenue accounting: refunds, fare audit, ticket coupon matching, sales accounting;

•	cargo operations and accounting: scheduling, booking, flight planning, mail revenue accounting;

•	revenue management: seat allocation, processing meal requests, yield maximization through inventory management, fare filing, fare construction and quotation;

•	reporting and analytics: aircraft load factor, costs, market share, revenue and competition reports; and

•	other miscellaneous services: updating employee records, calculation of medical leave and overtime for staff.
We believe that by transferring these processes to us, the client has achieved significant cost savings, and increased its levels of end-customer satisfaction. These benefits are in addition to process-specific productivity improvements such as higher quality and accuracy levels.
BFSI
According to the NASSCOM-McKinsey report, two sectors of the BFSI industry presented an addressable offshore business process outsourcing opportunity estimated to be between $60.0 billion and $75.0 billion in fiscal 2005, with current penetration estimated to be below 9.0%. Of this addressable market, approximately $35.0 billion to $40.0 billion is attributable to the retail banking sector and approximately $25.0 billion to $35.0 billion is attributable to the insurance sector. In 2005, we were ranked as the leading insurance outsourcer in India by Global Outsourcing. We also have growing expertise in the retail and mortgage banking, and asset management sectors.
The key BFSI industry sectors we serve are:
•	integrated financial institutions;

•	mortgage banks and investors in mortgage-backed securities;

•	financial advisory service providers;

•	life, property and casualty, and health insurers;

•	insurance brokers and loss assessors; and

•	self-insured auto fleet owners.
We serve a diverse client base in this business unit that includes AVIVA, First Magnus Financial Corporation and Marsh. We also serve a large US-based financial advisory provider, a top ten UK auto insurer, a large insurance loss adjuster, several self-insured fleet owners and several mortgage-related companies. As of March 31, 2007, we had approximately 4,400 employees working in this business unit. In fiscal 2007 and 2006, revenue from this business unit represented 61.8% and 55.6% of our revenue and revenue less repair payments from this business unit represented 38.7% and 39.1% of our revenue less repair payments.
The following graphic illustrates the key areas in which we provide services to clients in this business unit:
In the areas of retail and mortgage banking, we offer an integrated service delivery solution called Digital Loan Management, or DLM, which combines automated mortgage processing with offshore delivery. Our BFSI business unit also includes our auto claims business, branded WNS Assistance, which is comprised of our WNS Auto Claims BPO segment. WNS Assistance offers a blended onshore-offshore delivery model that enables us to handle the entire automobile insurance claims cycle. We offer comprehensive accident management services to our clients where we arrange for repair of automobiles through a network of repair centers. We also offer claims management services where we process accident insurance claims for our clients. Our employees receive telephone calls reporting automobile accidents, generate electronic insurance claim forms and arrange for automobile repairs in cases of automobile damage. We also provide third party claims handling services including the administration and settlement of property and bodily injury claims while providing repair management and rehabilitation services to our insured and self-insured fleet clients and the end-customers of our insurance company clients. Our service for uninsured losses focuses on recovering repair costs and legal expenses directly from negligent third parties. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.”
Case Study. We were engaged by a leading US residential mortgage lender, measured by volume, to develop and execute its long-term offshore business process outsourcing strategy, based on our domain expertise and specific focus on mortgage banking. We executed the engagement in a phased manner where low-risk processes such as document indexing were moved offshore first, followed by more complex processes which required a significant degree of specialized training and customization. Since the inception of this relationship in 2003, we have deployed over 500 employees on more than 30 business processes, including loan origination, underwriting, closing, post-closing and loan administration services. In moving these processes offshore, the client has benefited by reducing its operational costs, obtaining quicker turnaround times on transactions, improving accuracy, quality and capacity management, and gaining an ability to focus on its core competencies such as customer acquisition and new product development.
Emerging Businesses
Our emerging businesses unit addresses the needs of the manufacturing, logistics, retail, utilities and professional services industries. We believe these industries are at a nascent stage of offshore business process outsourcing adoption, and therefore present significant opportunities for growth.
We serve a diverse client base including Centrica, GfK, Fedex and Indymac. In fiscal 2007, we had approximately 4,800 employees in this business unit. In fiscal 2007 and 2006, this business unit represented 15.4% and 11.3% of our revenue and 24.7% and 15.5% of our revenue less repair payments.
Our strategy for the emerging businesses unit is to nurture and develop emerging industry-specific capabilities up to a point of critical mass from which new industry-focused operating units may emerge. We utilize two core service capabilities to penetrate emerging businesses. These capabilities are broadly classified as:
•	Enterprise Services, focused on finance and accounting, human resource and supply chain management services; and

•	Knowledge Services, focused on market, business and financial research and analytical services.
Enterprise Services
Our enterprise services business unit focuses on various functions that are critical to our clients’ businesses. These functions include corporate and transactional accounting, payroll and benefits administration, order entry and tracking, and inbound supply chain and vendor management. The following graphic illustrates the key enterprise services we provide:
Case Study. A leading global gas utility, which is also a Fortune 100 company, retained us in January 2006 for the outsourcing of its transaction processing and finance and accounting services. The client selected us based on our reputation for operational excellence, process improvement, process migration expertise and our global footprint. Our dedicated transition team conducted a detailed evaluation of their existing processes and successfully transferred their back office and financial and accounting processes, as well as their correspondence, house and voice processes which enables them to communicate with their customers and respond to their queries and complaints via written communications, emails and on the telephone, on a new enterprise resource planning platform to our facilities in India within three months. In April 2006, the first process went live in Mumbai and we ramped up the process across multiple locations in a span of six months. Today, there are over 1,200 agents across two cities. During the transition period, a dedicated Six Sigma process improvement team worked hand in hand with the operations team in stabilizing the processes, thereby reducing the learning curve and enabling faster delivery of key metrics.
Knowledge Services
In the knowledge services area, we offer market, business and financial research and analytical services. Our services include complex and high-end analytics which require specialized skill sets. Many of our employees in this area have graduate degrees in statistics, management or accounting, which we believe enables us to secure higher rates for their services as compared to the rates for our other processes.
In May 2007, we acquired Marketics, a provider of offshore analytics services. Over the last three years, Marketics has developed a wide range of technology-enabled analytic services, primarily targeting the sales and marketing organizations of consumer-centric companies. Marketics’ value proposition is focused on enhancing business decision making through the use of complex analytics such as predictive modeling to understand consumer behavior patterns and sales data analytics to support inventory allocation.

The following graphic illustrates the key knowledge services we provide:
Case Study. A leading UK-based market research firm retained us in 2000 to outsource its data processing requirements. This relationship commenced with a two-member team collating and tabulating market research data using sophisticated statistical analysis. In 2003, we expanded our relationship with this client to provide similar services for its North American operations. In 2004, we further expanded our service offerings to include data collection and telephone interviews to collect questionnaire responses. We also started providing research support services which are designed to assist the client’s research staff by undertaking tasks such as desk research, checking the quality of the outputs from various internal functions, graphically representing the data, data interpretation and advanced statistical analysis. As of March 31, 2007, we had over 150 employees working on over 700 market research projects for this client. We believe that our services have enabled the client to compete more effectively in its market.
Sales and Marketing
The offshore business process outsourcing services sales cycle is time consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and proposals for client business, facilitating client visits to our operational facilities, performing diagnostics studies and conducting pilot implementations to test our delivery capabilities. Due to the complex nature of our sales cycle, we have organized our sales teams by business units and staffed them with professionals who have specialized industry knowledge. This industry focus enables our sales teams to better understand the prospective client’s business needs and offer appropriate industry-focused solutions.
As of March 31, 2007, we had 80 sales and sales support professionals, with 23 based in the UK, 24 based in the US and 33 based in India. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We have strategically recruited our sales teams primarily from the US and the UK.
We also assign dedicated account managers to each of our key clients. These managers work day-to-day with the client and our service delivery teams to address the client’s needs. More importantly, by using the detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.
Clients
As of March 31, 2007, we had a diverse client base of over 150 significant clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries. We define significant clients as those who represent an ongoing business commitment to us, which includes substantially all of our clients within our WNS Global BPO segment and some of our clients within our WNS

Auto Claims BPO segment. These clients offer only occasional business to us because of the small size of their automobile fleets and the consequent infrequent requirement of our auto claims services.
We believe the diversity in our client profile differentiates us from our competitors. See “Item 5. Operating and Financial Review and Prospects — Overview — Revenue” for additional information on our client base.
In fiscal 2007, the following were among our top 25 clients (including their affiliates) by revenue:

Air Canada	Indymac
AVIVA	Marsh
British Airways	SITA
Centrica	Travelocity
Fedex	Virgin Atlantic Airways
First Magnus Financial Corporation
GfK
The table below sets forth the number of our clients by revenue less repair payments for the periods indicated. We believe that the growth in the number of clients who generate more than $1 million of annual revenue less repair payments indicates our ability to extend the depth of our relationships with existing clients over time.

	Year Ended March 31,
	2007	2006
Below $1.0 million	115	109
$1.0 million to $5.0 million	30	18
$5.0 million to $10.0 million	3	0
More than $10.0 million	6	4
Competition
Competition in the business process outsourcing services industry is intense and growing steadily. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.” We compete primarily with:
•	focused business process outsourcing service companies based in offshore locations like India, such as Genpact, Firstsource and ExlService Holdings Inc.;

•	business process outsourcing divisions of numerous information technology service companies located in India such as Infosys BPO Ltd (formerly Progeon Ltd) owned by Infosys Technologies Limited, or Infosys, Tata Consultancy Services Limited, or Tata Consultancy, and Wipro BPO, owned by Wipro Technologies Limited; and

•	global companies such as Accenture Ltd, Affiliated Computer Services Inc., Electronic Data Systems, or EDS, and International Business Machines Corporation, or IBM, which provide an array of products and services including broad-based information technology, software, consulting and business process outsourcing services.
In addition, departments of certain companies may choose to perform their business processes in-house, in some cases via an owned and operated facility in an offshore location such as India. Their employees provide these services as part of their regular business operations.
While companies such as Infosys (through its business process outsourcing subsidiary, Infosys BPO Ltd) and Tata Consultancy can offer clients integrated information technology and business outsourcing services, we believe these companies focus on information technology as their core business. Global companies such as Accenture and IBM have significant client relationships and information technology capabilities, but we believe these companies are at a disadvantage in the offshore business process outsourcing business on account of their relatively limited offshore focus.
We compete against other offshore business process outsourcing-focused entities like Genpact and ExlServices Holdings Inc. by seeking to provide industry-focused services with an offshore focus and building on our track record of operational excellence.
Intellectual Property
We use a combination of our clients’ software systems, third-party software platforms and systems and, in some cases, our own proprietary software and platforms to provide our services. Our principal proprietary software includes our platform for passenger revenue accounting called JADE, which we use in our travel business unit. In addition, we have an exclusive license to use an auto claims software platform called Claimsflo in the insurance market until 2012. Our proprietary and licensed software allows us to market our services with an integrated solution that combines a technology platform with our core business process outsourcing service offering.
We customarily enter into licensing and non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our contracts usually provide that all intellectual property created for the use of our clients will be assigned to them. Our employees are also required to sign confidentiality agreements as a condition to their employment.
We have registered the trademark “WNS” and “WNS-Extending Your Enterprise” in the US and India (in certain relevant categories) and have applied to register these trademarks in the European Union.
Technology
We have a dedicated team of technology experts who support clients at each stage of their engagement with us. The team conducts diagnostic studies for prospective clients and designs and executes technology solutions to enable offshore execution and management of the clients’ business processes. We also have wireless-area-network, or WAN, local-area-network, or LAN, and desktop teams that focus on creating and maintaining our large pool of approximately 8,800 workstations and seek to ensure that our associates face minimal loss in time and efficiency in their work processes.
We have a well-developed international telecommunications infrastructure. We use a global wide area network, which we refer to as the WNSNet to connect our clients’ data centers in the UK, Europe, North America and Asia with our delivery centers. WNSNet has extensive security and virus protection capabilities built in to protect the privacy of our clients and their customers and to protect against computer virus attacks. We believe our telecommunications network is adaptable to our clients’ legacy systems as well as to new and emerging technologies. Our telecommunications network is supported by a 24/7 network management system. Our network is designed to eliminate any “single-point-of-failure” in the delivery of services to clients.
Process and Quality Assurance and Risk Management
Our process and quality assurance compliance programs are critical to the success of our operations. We have an independent quality assurance team to monitor, analyze, provide feedback on and report process performance and compliance. Our company-wide quality management system, which employs over 380 quality assurance analysts, focuses on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We also have a 380-person quality assurance team that satisfies the International Standard Organization (ISO) 9001:2000 standards for quality management systems. We apply the Six Sigma & Lean philosophy, which are statistical methodologies for improving consistent quality across processes as well as quality management principles for improving the operation of our clients’ processes and providing a consistent level of service quality to our clients. As of March 31, 2007, more than 70 of our projects were run according to the Six Sigma principles. We also apply other process re-engineering methodologies to further improve our process delivery and undertake periodic audits of both our information systems policy and implemented controls.
Our risk management framework focuses on two important elements: business continuity planning and information security.
Our approach to business continuity planning involves implementation of an organization-wide business continuity management framework which includes continual self-assessment, strategy formulation, execution and review. Our business continuity strategy leverages our expanding network of delivery centers for operational and technological risk mitigation in the event of a disaster. To manage our business continuity planning program, we employ a dedicated team of experienced professionals. A customized business continuity strategy is developed for key clients, depending on their specific requirements. For mission-critical processes, operations are typically split across multiple delivery centers in accordance with client-approved customized business continuity plans.
Our approach to information security involves implementation of an organization-wide information security management system, or ISMS, which complies with the British Standards (BS) 7799:2002 or the ISO 27001:2005 for optimal implementation of systems to manage organizational information security risks. These standards seek to ensure that sensitive company information remains secure. Currently, information security systems at five delivery centers are BS 7799:2002 certified and two are ISO 27001:2005 certified, and we expect to seek similar certifications in our other delivery centers.
In addition, our clients, particularly those in the BFSI industry, may be governed by several regulations specific to their industries in their home jurisdictions which may require them to comply with certain process-specific requirements. We identify the process-specific compliance requirements of our clients typically related to regulations such as the Health Insurance Portability and Accountability Act and the Financial Services Act in the UK and help them maintain compliance in their business processes by implementing control and monitoring procedures. The control and monitoring procedures defined by this function are separate from and in addition to our periodic internal audits.
Human Capital
As of March 31, 2007, we had 15,084 employees, of whom approximately 11,429 were employees who execute client operations, whom we refer to as associates. Approximately 11,011 associates are based in India, with approximately 204 associates in Sri Lanka and approximately 214 associates in the UK. Most of our associates hold university degrees. As of March 31, 2006 and 2005, we had 10,433 and 7,176 employees, respectively. Our employees are not unionized and we have never experienced any work stoppages. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.
Recruiting and Retention
We believe that we have developed effective human resource strategies and a strong track record in recruiting. As part of our recruiting strategy, we encourage candidates to view joining our organization as choosing a long-term career in the field of travel, BFSI or another specific industry or service area. We use a combination of recruitment from college campuses and professional institutes, via recruitment agencies, job portals, advertisements and walk-in applications. In addition, a significant number of our applicants are referrals by existing employees. We currently recruit an average of 1,300 employees per month.
In fiscal 2007, our overall attrition rate for all associates, following a six-month probationary period, was approximately 43.0%. We believe this rate is broadly in line with our peers in the offshore business process outsourcing industry.
Training and Development
We devote significant resources to the training and development of our associates. Our training typically covers modules in leadership and client processes, including the functional aspects of client processes such as quality and transfer. Training for new associates may also include behavioral and process training as well as culture, voice and accent training, as required by our clients. We have established the WNS Learning Academy where we offer specialized skills development, such as interviewing, coaching and presentation skills, and leadership development programs for associates as they move up the corporate hierarchy. The WNS Learning Academy is staffed with over 40 full-time trainers and content designers. We customize our training programs according to the nature of the client’s business, the country in which the client operates and the services the client requires. By offering such training programs, we seek to ensure that associates who assume leadership positions within our organization are equipped with the necessary skills. Further, the WNS Learning Academy has an in-house e-learning unit which creates computer or web-based learning modules to support ongoing learning and development. The WNS Learning Academy also caters to our knowledge management.
Regulations
Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Indian, Sri Lankan, UK, Europe and US federal and state agencies regulate various aspects of our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.”
Regulation of our industry by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Indian government, including a tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, which will begin to expire in stages from April 1, 2008 through April 1, 2009. As a result of these incentives, our operations have been subject to lower Indian tax liabilities. In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT, at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. As a result of this amendment to the tax regulations, we will be subject to MAT commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on the taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions. In addition to this tax holiday, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation/regulations. These benefits include preferential allotment of land in industrial areas developed by the state agencies, incentives for captive power generation, rebates and waivers in relation to payments for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity. Our subsidiaries in India are also subject to certain currency transfer restrictions. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Income Taxes” and Note 2 to our consolidated financial statements included elsewhere in this annual report for more details regarding foreign currency translations.
Enforcement of Civil Liabilities
We are incorporated in Jersey, Channel Islands. Most of our directors and executive officers reside outside of the US. Substantially all of the assets of these persons and substantially all of our assets are located outside the US. As a result, it may not be possible for investors to effect service of process on these persons or us within the US, or to enforce against these persons or us, either inside or outside the US, a judgment obtained in a US court predicated upon the civil liability provisions of the federal securities or other laws of the US or any state thereof. A judgment of a US court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:
•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the US courts;

•	the judgment is final and conclusive — it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to the judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the courts of the US have jurisdiction in the circumstances of the case;

•	the judgment can be enforced by execution in the jurisdiction in which the judgment is given;

•	the person against whom the judgment is given does not benefit from immunity under the principles of public international law;

•	there is no earlier judgment in another court between the same parties on the same issues as are dealt with in the judgment to be enforced;

•	the judgment was not obtained by fraud, duress and was not based on a clear mistake of fact; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of natural justice which require that documents in the US proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, Jersey or other territory for whose international relations the United Kingdom is responsible or a person carrying on business in Jersey.
Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. It is doubtful whether an original action based on US federal securities laws can be brought before Jersey courts. A plaintiff who is not resident in Jersey may be required to provide security for costs in the event of proceedings being initiated in Jersey.
There is uncertainty as to whether the courts of India would, and Mourant du Feu & Jeune, our counsel as to Jersey law, have advised us that there is uncertainty as to whether the courts of Jersey would:
•	recognize or enforce judgments of US courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the US or any state in the US; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the federal securities laws of the US or any state in the US.
Section 44A of the Code of Civil Procedure, 1908 (India), or the Civil Code, as amended, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Indian government has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant superior court in India. Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. The U.S. has not been declared by the Indian government to be a reciprocating territory for the purposes of Section 44A of the Civil Code.
A judgment of a foreign court may be enforced in India only by a suit upon the judgment, subject to Section 13 of the Civil Code and not by proceedings in execution. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:
•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.
The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. Generally, there are considerable delays in the disposal of suits by Indian courts. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India under the Indian Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to such execution. Any judgment in a foreign currency would be converted into Indian rupees on the date of judgment and not on the date of payment.
C. Organizational Structure
The following diagram illustrates our company’s organizational structure and the place of organization of each of our subsidiaries as of the date hereof. Unless otherwise indicated, each of our subsidiary is 100% owned, directly or indirectly, by WNS (Holdings) Limited.

Note:

(1)	75.1% of the share capital of Marketics has been transferred to us and the remaining 24.9% of the share capital is held in an escrow account to be transferred to us upon payment of a contingent earn-out consideration for the acquisition of Marketics.

D. Property, Plants and Equipment
We currently have an installed capacity of approximately 8,713 workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. We lease all of our properties, and most of our leases are renewable at our option. We also have one sales office each in the US and in the UK. The following table describes each of our delivery centers, including centers under construction, and sets forth our lease expiration dates:

	Space	Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
India:
Mumbai
Plant 10	84,429	987	May 15, 2008	N/A
Plant 11 (old)	15,323	177	April 30, 2008	N/A
Plant 11	69,611	728	January 23, 2009	October 23, 2012
Raheja (Units 001/902)	13,770	248	January 29, 2015	N/A
Raheja (Unit 101)	22,000	206	April 30, 2015	N/A
Raheja (Units 002/201)	24,600	205	April 30, 2015	N/A

	229,733

Gurgaon
Tower A & B	90,995	799	October 31, 2009/ November 30, 2009	April 30, 2014/ May 31, 2014
Tower C	51,244	661	September 30, 2010	March 31, 2015
Building 6 (Phase I)(2)	52,472		August 31, 2012	N/A
Building 6 (Phase II) (2)	39,734		September 30, 2012	N/A
Building 6 (Phase III) (2)	42,914	1,600 (2)	December 31, 2012	N/A

	277,359

Pune
Sofotel	142,800	1,782	December 31, 2011	N/A
NTrance(3)	66,460	900	March 9, 2014/ August 5, 2014	N/A
Level 1	36,700	364	February 2, 2012	N/A
Level 2	36,700	349	August 30, 2011	N/A
Level 4	36,700	351	February 2, 2011	N/A

	319,360

Nashik
Unity	21,385	277	April 30, 2007	December 30, 2009
Shreeniketan	33,410	550	September 30, 2007	December 30, 2010

	54,795

Sri Lanka:(3)
Colombo	30,000	373	July 31, 2007	July 31, 2010
UK:
Ipswich	10,704	120	August 26, 2012	N/A
US:
New York	3,149	N/A	May 31, 2008	N/A

Notes:

(1)	Reflects the expiration date if each of our applicable extension options are exercised.

(2)	We plan to commence interior fit out works in July 2007 and we expect to move into these office premises in the third quarter of fiscal 2008. The estimated capital expenditure for the interior fit out works is $6.5 million, of which none has been spent. We estimate that we will have a total of 1,600 seats upon the completion of the interior fit out works.

(3)	We use these delivery centers to provide services to one of our major clients, AVIVA. AVIVA has exercised its call option requiring us to transfer the relevant projects and operations of our facilities at Sri Lanka effective July 1, 2007. Upon completion of the transfer to AVIVA, the remaining part of the facilities will be retained by us. AVIVA also has the option to require us to transfer the relevant project and operations situated at Pune, NTrance, including the delivery center. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may lose some or all of the revenue generated by one of our major clients.”
Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2008, we intend to open new delivery centers in Pune, Mumbai, Gurgaon and Bucharest.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion on the financial condition and results of operations of our company should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described below and elsewhere in this annual report, particularly in the risk factors described in “Item 3 . Key Information — D. Risk Factors.”
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe and North America. As of March 31, 2007, we had 15,084 employees across all our delivery centers. According to NASSCOM, we were among the top two India-based offshore business process outsourcing companies in terms of revenue in 2004, 2005 and 2006.
Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.
Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue net of payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments reflects more accurately the value addition of the business process services that we directly provide to our clients. See “— Results by Reportable Segment.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Between fiscal 2005 and fiscal 2007, our revenue grew from $162.2 million to $352.3 million, representing a compound annual growth rate of 47.4%, and our revenue less repair payments grew from $99.0 million to $219.7 million, representing a compound annual growth rate of 49.0%. During this period, we grew both organically and through acquisitions.

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Year Ended March 31,
	2007	2006	2005	2004
	(US dollars in millions)
Revenue	$352.3	$202.8	$162.2	$104.1
Less: Payments to repair centers	$132.6	$54.9	$63.2	$54.2

Revenue less repair payments	$219.7	$147.9	$99.0	$49.9

Our History and Milestones
We began operations as an in-house unit of British Airways in 1996, and became a focused third-party business process outsourcing service provider in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team.
•	In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which constitutes our reportable segment for financial statement purposes, called WNS Auto Claims BPO), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel industry to include insurance-based automobile claims processing;

•	In fiscal 2003, we invested in capabilities to begin providing enterprise services and knowledge services to address the requirements of emerging industry segments in the offshore outsourcing context;

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and banking, financial services and insurance, or BFSI, industries;

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.;

•	In fiscal 2005, we opened facilities in Gurgaon, India and Colombo, Sri Lanka, thereby expanding our operating footprints across India, Sri Lanka and the UK;

•	In fiscal 2006, we acquired Trinity Partners (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process outsourcing services to financial institutions, focusing on mortgage banking;

•	In fiscal 2007, we expanded our facilities in Pune, Gurgaon and Mumbai and we also acquired from PRG Airlines Services Limited its fare audit services business;

•	In May 2007, we acquired Marketics, a provider of offshore analytics services; and

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions.
As a result of these acquisitions and other corporate developments, our financial results in corresponding periods may not be directly comparable. Since fiscal 2003, the primary driver of our revenue growth has been organic business development, supplemented to a lesser extent by strategic acquisitions.
Revenue
We generate revenue by providing business process outsourcing services to our clients. In fiscal 2007, our revenue was $352.3 million as compared to $202.8 million in fiscal 2006, representing an increase of 73.7%. In fiscal 2007, our revenue less repair payments was $219.7 million as compared to $147.9 million in fiscal 2006, representing an increase of 48.5%.
We believe that we have been successful in achieving strong revenue growth due to a number of factors, including our understanding of our clients’ industries, our focus on operational excellence and our world-class management team with significant experience in the global outsourcing industry. We have been successful in building a large client base that is diversified across industries and geographies. Our client base grew from 14 clients in May 2002 to more than 150 significant clients as of March 31, 2007 (for our definition of significant clients, see “Item 4. Information on the Company — B. Business Overview — Clients”). During fiscal 2007, fiscal 2006 and fiscal 2005, we added 25, 47 and 46 significant clients, respectively.
Our revenue is characterized by client, industry and geographic diversity, as the analysis below indicates.
Revenue by Top Clients
Since the time of the Warburg Pincus investment in our company, we have increased our client base and significantly reduced our client concentration. Prior to this investment, our largest client contributed over 90% of our revenue. In comparison, during fiscal 2007, our largest client contributed 18.5% of our revenue and 12.2% of our revenue less repair payments.
The following table sets forth the percentage of revenue and revenue less repair payments that we derived from our largest clients for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
	2007	2006	2005	2007	2006	2005
Top five clients	55.2%	41.0%	40.1%	45.7%	52.8%	56.4%
Top ten clients	70.1%	58.5%	61.4%	61.9%	65.5%	68.8%
Top 20 clients	79.3%	73.0%	76.1%	74.7%	78.1%	82.3%
During fiscal 2007, we had two clients that individually contributed more than 10% of our revenue and our revenue less repair payments: AVIVA and Travelocity. These two clients collectively contributed 23.5% of our revenue less repair payments during fiscal 2007.
Revenue by Industry
For financial statement reporting purposes, we aggregate several of our operating segments, except for WNS Auto Claims BPO (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under GAAP. See “— Results by Reportable Segment.”
To achieve in-depth domain expertise and provide industry-specific services to our clients, we organize our business delivery along industry-focused business units. These business units seek to leverage our domain expertise to deliver industry-specific services to our clients. Accordingly, our industry-focused business units are:
•	travel;

•	BFSI (which includes our WNS Auto Claims BPO segment); and

•	emerging businesses (which includes manufacturing, logistics, retail, utilities and professional services).
In May 2002, when Warburg Pincus acquired a majority stake in our business, we were primarily providing business process outsourcing services to airlines. Since then we have expanded our service portfolio across the travel industry and have also established significant operations in BFSI and other industries, which we include in our emerging businesses business unit. Our revenue and revenue less repair payments are diversified along these business units in the proportions and for the periods set forth in the table below:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
Business Units	2007	2006	2005	2007	2006	2005
Travel	22.8%	33.1%	29.8%	36.6%	45.4%	48.8%
BFSI	61.8%	55.6%	61.4%	38.7%	39.1%	36.8%
Emerging businesses	15.4%	11.3%	8.8%	24.7%	15.5%	14.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Geography
The majority of our clients are located in Europe (primarily the UK) and North America (primarily the US). Since the time of the Warburg Pincus investment in our company in fiscal 2003, we have invested in establishing a sales and marketing presence in North America, which has resulted in an increasing proportion of our revenue coming from North America. The share of our revenue from North America has grown to 22.9% in fiscal 2007 from 17.3% in fiscal 2005. The share of our revenue less repair payments from North America has grown to 36.8% in fiscal 2007 from 28.3% in fiscal 2005. We expect this trend to continue on revenue less repair payments basis in the future.
The following table sets forth the composition of our revenue and revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
Locations	2007	2006	2005	2007	2006	2005
UK	53.9%	62.6%	65.1%	50.5%	49.6%	51.6%
Europe (excluding UK)	22.4%	12.5%	17.1%	11.5%	16.3%	19.2%
North America (primarily US)	22.9%	24.2%	17.3%	36.8%	33.2%	28.3%
Rest of World	0.8%	0.7%	0.5%	1.2%	0.9%	0.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Our Contracts
We provide our services under contracts with our clients, the majority of which have terms ranging between three and five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.
Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.
When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.
In the WNS Global BPO segment, we charge for our services primarily based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:
•	per full-time-equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

•	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); and

•	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Our prior contract with one of our major clients, British Airways, would have expired in March 2007. In July 2006, we entered into a definitive contract with British Airways to replace the prior contract. The new contract will expire in May 2012. Under the new contract the parties have agreed to change the basis of pricing for a portion of the contracted services over a transition period from a “per full time equivalent basis” to a “per unit transaction basis.” This change could have the effect of reducing the amount of revenue that we receive under this contract for the same level of services. The change to a “per unit transaction price” basis also allows us to share benefits from increases in efficiency in performing services under this contract.
Our contracts with another major client, AVIVA, to provide business process outsourcing services grant AVIVA the option to require us to transfer our facilities at Sri Lanka and Pune to this client. On January 1, 2007, AVIVA exercised its call option requiring us to transfer the Sri Lanka facility to AVIVA effective July 1, 2007. Effective July 1, 2007, we will lose all revenue generated by the Sri Lanka facility and this will negatively impact our revenues and result of operations. For fiscal 2007, 2006 and 2005, the Sri Lanka facility accounted for 1.9%, 3.3% and 1.1% of our revenue, respectively, and 3.0%, 4.5% and 1.7% of our revenue less repair payments, respectively. If the option to transfer the Pune facility is exercised, we will be required to transfer the AVIVA Pune facility to AVIVA on or after December 31, 2007 and we lose all revenue from AVIVA. For fiscal 2007, 2006 and 2005, the Pune facility accounted for 5.2%, 6.5% and 5.1% of our revenue, respectively, and 8.3%, 8.8% and 8.4% of our revenue less repair payments, respectively. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may lose some or all of the revenue generated by one of our major clients.”
A small part of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.
In our WNS Auto Claims BPO segment, we earn revenue from claims handling and accident management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile accident management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center.
Overall, we believe that we have established a sustainable business model which offers revenue visibility over a substantial portion of our business. We have done so by:
•	developing a broad client base which has resulted in limited reliance on any particular client;

•	seeking to balance our revenue base by targeting industries that offer significant offshore outsourcing potential;

•	addressing the largest markets for offshore business process outsourcing services, which provide geographic diversity across our client base; and

•	focusing our service mix on diverse data, voice and analytical processes, resulting in enhanced client retention.
Expenses
The majority of our expenses is comprised of cost of revenue and operating expenses. The key components of our cost of revenue are payments to repair centers, employee costs and infrastructure-related costs. Our operating expenses include SG&A and amortization of intangible assets. Our non-operating expenses include interest expenses, other income and other expenses.
Cost of Revenue
Our WNS Auto Claims BPO segment includes automobile accident management services, where we arrange for repairs through a network of repair centers. The payments to repair centers represent the largest component of cost of revenue. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.
Our next most significant component of cost of revenue is employee costs. In addition to employee salaries, employee costs include costs related to recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See

“Item 4. Information on the Company — B. Business Overview — Human Capital.” We expect our employee costs to increase as we continue to increase our headcount to service additional business and as wages continue to increase in India. See “Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.
Our infrastructure costs are comprised of depreciation, lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.
We create capacity in our operational infrastructure ahead of anticipated demand as it takes six to nine months to build up a new site. Hence, our cost of revenue as a percentage of revenue may be higher during periods in which we carry such additional capacity.
Once we are engaged by a client in a new contract, we normally have a transition period to transfer the clients’ processes to our delivery centers and accordingly incur costs related to such transfer. Therefore, our cost of revenue in relation to our revenue may be higher until the transfer phase is completed, which may last for two to six months.
We entered into a particular contract with a new major client in January 2004 for the outsourcing of their back-office and contact center operations, in which we were required to bear the cost of the client’s resources located in North America that were used by us to provide the business process outsourcing services during a transfer period of approximately one year. The payments for such client resources decreased over the transfer period, which was substantially completed by December 2004. The payment for use of these resources amounted to $19.2 million during fiscal 2005, which was a significant component of our cost of revenue during fiscal 2005. While it is possible that WNS might enter into a similar contract in the future, WNS has no current contracts with similar arrangements or current plans to enter into any such similar contracts.
SG&A Expenses
Our SG&A expenses are primarily comprised of corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses, and other general expenses not related to cost of revenue.
SG&A expenses as a proportion of revenue were 14.9% in fiscal 2007 as compared with 17.9% for fiscal 2006. SG&A expenses as a proportion of revenue less repair payments were 23.9% in fiscal 2007 as compared with 24.6% for fiscal 2006. We expect SG&A expenses as a proportion of revenue less repair payments to continue to decline over the next few years.
We expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2008 but at a lower rate than the increase in our revenue less repair payments.
We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2008. See “Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.
Prior to April 1, 2006, we accounted for our employee share-based compensation plan using the intrinsic value method of accounting prescribed by the Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Effective April 1, 2006, we adopted the Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R), which are based on the fair value of the equity instruments of an enterprise issued in exchange for employee services, using the prospective transition method. As a result, our income before income taxes and net income for fiscal 2007 are lower by $0.7 million and $0.3 million, respectively, than if we had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for fiscal 2007 will remain unchanged if we had continued to account for share-based compensation under APB Opinion No. 25. See Note 2 to our consolidated financial statements included elsewhere in this annual report for more details.

Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of Trinity Partners in November 2005, PRG Airline Services Limited’s fare audit services business in August 2006 and GHS Holdings Limited’s financial accounting business in September 2006.
Non-Operating Income (Expense), Net
Non-operating income (expense), net is comprised of interest expenses, other expenses and other income. Other expenses and other income include interest income and foreign exchange gains or losses. Interest expense primarily relates to interest charges arising from short-term note payable which is paid prior to each fiscal year end.
Foreign Exchange
Exchange Rates
Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (71.5% and 54.4%, respectively, in fiscal 2007, 70.2% and 59.1%, respectively, in fiscal 2006 and 77.4% and 62.9%, respectively, in fiscal 2005) and US dollars (24.8% and 39.8%, respectively, in fiscal 2007, 24.4% and 33.4%, respectively, in fiscal 2006 and 17.7% and 28.9%, respectively, in fiscal 2005), most of our expenses (net of payments to repair centers) (86.0% in fiscal 2007, 77.5% in fiscal 2006 and 80.0% in fiscal 2005) are incurred and paid in Indian rupees. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”
In addition, we carry current assets and current liabilities such as accounts receivable and accounts payable in foreign currencies on our balance sheet. The translation of such balance sheet accounts denominated in foreign currencies into US dollars (which is our reporting currency) is at the rate in effect at the balance sheet date. Adjustments resulting from the translation of our financial statements from functional currency to reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of shareholder’s equity. Foreign currency transaction gains and losses are recorded as other income or expense.
Currency Regulation
Our Indian subsidiary, WNS Global, is registered as an exporter of business process outsourcing services with the Software Technology Parks of India, or STPI. According to the prevailing foreign exchange regulations in India, an exporter of business process outsourcing services registered with the STPI is required to receive its export proceeds in India within a period of 12 months from the date of such exports in order to avail itself of the tax and other benefits associated with STPI status. Units which are not registered with STPI are required to receive these proceeds within six months. In the event that such a registered exporter has received any advance against exports in foreign exchange from its overseas customers, it is required to render the requisite services so that such advances are earned within a period of 12 months from the date of such receipt. If WNS Global does not meet these conditions, it will be required to obtain permission from the Reserve Bank of India to receive and realize such foreign currency earnings.
A majority of the payments we receive from our clients are denominated in pound sterling, US dollars and Euros. For most of our clients, our operating subsidiaries in the UK and the US enter into contractual agreements directly with our clients for the provision of business process outsourcing services by WNS Global. WNS Global holds the foreign currency it receives in an export earners foreign currency account. All foreign exchange requirements, such as for the import of capital goods, expenses incurred during overseas travel by employees and discharge of foreign exchange expenses or liabilities, can be met using the foreign currency in the export earners foreign currency account in India. As and when funds are required by us, the funds in the export earners’ foreign currency account may be transferred to an ordinary rupee-denominated account in India.

There are currently no Jersey, UK or US foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations.
Income Taxes
We operate in multiple tax jurisdictions including India, the UK and the US. As a result, our effective tax rate will change from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pretax book income and the implementation of various global tax strategies, as well as non-recurring events.
Our Indian operations are eligible to claim income tax exemption with respect to profits earned from export revenue by various delivery centers registered with STPI. This benefit is available from the date of commencement of operations to March 31, 2009, subject to a maximum of ten years. We have 10 such delivery centers in India in fiscal 2007 and 2006 and nine such delivery centers in fiscal 2005. The tax benefits of these delivery centers expire in stages from April 1, 2008 to April 1, 2009.
As a result of the tax benefits described above, our income derived from our business process outsourcing service operations are not subject to corporate tax in India. The additional income tax expense we would otherwise have had to pay at the statutory rate in India, if the tax exemption was not available, would have been approximately $8.7 million for fiscal 2007, $4.7 million for fiscal 2006 and $0.8 million for fiscal 2005. When our tax holiday expires or is withdrawn by Indian tax authorities, our tax expense will materially increase. In the absence of a tax holiday, income derived from India would be taxed up to a maximum of the then prevailing annual tax rate which, as of March 31, 2007, was 33.66%. We have not recognized a deferred tax asset on carried forward losses as there is uncertainty regarding the availability of such operating losses in subsequent years.
In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT, at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. To the extent MAT paid exceeds the actual tax payable on the taxable income, such companies would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions. As a result of this amendment to the tax regulations, we will be subject to MAT and be required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions. We expect to be able to set off our MAT payments against our increased tax liability based on taxable income when our tax holiday expires or is withdrawn by the Indian tax authorities.
In addition, in May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax is payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. The government of India has not published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. However, we may decide not to recover, or we may be unsuccessful in recovering, the fringe benefit tax from our employees, which would cause our overall expense to increase.
In 2005, the government of India implemented the Special Economic Zone Act, 2005, or SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for tax exemption equal to (i) 100% of their profits or gains derived for the first five years from the commencement of operations; (ii) 50% of those profits or gains for the next five years; and (iii) 50% of those profits or gains for a further five years, subject to satisfying certain capital investment requirements.
We may establish one or more new operations centers in designated SEZs that would be eligible for the benefits of the SEZ legislation, subject to the receipt of requisite governmental and regulatory approvals. However, the Ministry of Finance in India has expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and may be challenged in courts by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits of the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs.

Critical Accounting Policies
The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this annual report which have been prepared in accordance with US GAAP. Note 2 to our consolidated financial statements describes our significant accounting policies and is an essential part of our consolidated financial statements.
We believe the following to be critical accounting policies. By “critical accounting policies,” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.
Revenue Recognition
We generate revenue by providing business process outsourcing services to our clients. Business process outsourcing services involve providing back-office administration, data management, contact center management and automobile claims handling services. We recognize revenue when we have persuasive evidence of an arrangement, services have been rendered, the fee is determinable and collectibility is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into an agreement with our clients with terms and conditions that describe the service and the related payments and are legally enforceable. We consider revenue to be determinable when the services have been provided in accordance with the agreement. When the terms of the agreement specify service level parameters that must be met, we monitor such service level parameters and determine if there are any service credits or penalties that we need to account for. Revenue is recognized net of any service credits that are due to a client. A substantial portion of our revenue is from large companies, where we do not believe we have a significant credit risk. We have certain minimum commitment arrangements, whereby the contracts either provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. Where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. When the shortfall in a particular year can be offset with revenues received in excess of minimum commitments in a subsequent year, we recognize deferred revenue for the shortfall which has been invoiced and received. To the extent we have sufficient experience to conclude that the shortfall will not be satisfied by excess revenues in a subsequent period, the deferred revenue will be recognized as revenue in that period. In order to determine whether we have sufficient experience, we consider several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and us; (ii) the length of time for which we have such historical experience; (iii) future volume expected based on projections received from the client; and (iv) our internal expectations of the ongoing volume with the client. Otherwise the deferred revenue will remain until such time we can conclude that it will not receive revenues in excess of the minimum commitment. For certain agreements, we have retroactive discounts related to meeting agreed volumes. In such situations, we record revenue at the discounted rate, although we initially bill at the higher rate, unless we can determine that the agreed volumes will not be met.
We invoice our clients depending on the terms of the arrangement, which include billing based on a per employee, per transaction or cost-plus basis. Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all recognition criteria have been met. However, the costs related to the performance of such work are recognized in the period the services are rendered.
Certain contracts allow us to invoice our clients for out-of-pocket expenses incurred to render services to our clients and we recognize such reimbursements as revenue.
We provide automobile claims handling services, which include claims handling and administration, or claims handling, and arranging for repairs with repair centers across the UK and the related payment processing for such repairs, or accident management. With respect to claims handling, we enter into contracts with our clients to process all their claims over the contract period, where the fees are determined either on a per claim basis or is a fixed payment for the contract period. Where our contracts are on a per claim basis, we invoice the client at the inception of the claim process. We estimate the processing period for the claims and recognize revenue over the estimated processing period. In prior years, this processing period generally ranged between two to six months. Since the first quarter of fiscal 2007, we have reduced the processing period to generally range from two to three months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any. Where the fee is a fixed payment for the contract period, revenue is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim by the client. In these circumstances, the revenue is not recognized until the contingency is resolved.
In order to provide automobile accident management services, we negotiate with and set up a network of repair centers where vehicles involved in an accident can be repaired. We are the principal in these transactions between the repair center and the client. The repair centers bill us for the negotiated costs of the repair and we invoice such costs to the client. We recognize the amounts invoiced to the client as revenue as we have determined that we meet the criteria established by Emerging Issues Task Force Consensus, or EITF, No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Factors considered in determining that we are the principal in the transaction include whether (i) we negotiate the labor rates with repair centers; (ii) we determine which repair center should be used; (iii) we are responsible for timely and satisfactory completion of repairs; and (iv) we bear the credit risk. In certain circumstances, a portion of the repair costs may be insured. In such situations, the payment received from the insurance company is not recognized as revenue or cost of revenue. We invoice the repair center for referral fees and recognize it as revenue.
Business Combinations
Our acquisitions have been accounted under the purchase method of accounting. We identify tangible and intangible assets that we have acquired and estimate the fair values on the date of the acquisition. We determine the fair values of the acquired assets taking into consideration information supplied by the management of the acquired entities, external valuations and other relevant information. We primarily determine the valuations based on an estimate of the future discounted cash flow projections. We also estimate the useful lives of the assets acquired to determine the period over which we will depreciate or amortize the assets. Where there are significant differences between the tax bases and book bases of the assets acquired or liabilities assumed, we also create deferred tax assets or liabilities at the date of the acquisition. The determination of fair values requires significant judgment both by management and by outside specialists engaged to assist in this process. The remainder of the purchase price, if any, is recorded as goodwill.
Goodwill, Intangible Assets and Property and Equipment
We determine reporting units based on our analysis of segments and estimate the goodwill to be allocated to each reporting unit.
The goodwill impairment test is a two-step process, which requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each of our reporting units, based on a discounted cash flow model, using revenue and profit forecasts and comparing those estimated fair values with the carrying values which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining the implied fair value of goodwill. The determination of a reporting unit’s implied fair value of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value representing the implied fair value of goodwill is then compared to its corresponding carrying value. If the carrying value exceeds the implied fair value of goodwill, the difference is recognized as an impairment charge.
The implied fair value of reporting units is determined by our management and is generally based upon future cash flow projections for the reporting unit, discounted to present value. We consider external valuations when management considers it appropriate to do so.
We amortize intangible assets with definite lives over the estimated useful lives and review them for impairment, if indicators of impairment arise. We estimate the useful lives of intangible assets after consideration of historical results and anticipated results based on our current plans.
We initially record purchased property and equipment, which includes amounts recorded under capital leases, at cost. Advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date are reported under the caption capital work-in-progress. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets. We estimate the useful lives of intangible assets after consideration of historical results and anticipated results based on our current plans.
We perform impairment reviews of intangible assets and property and equipment when events or circumstances indicate that the value of the assets may be impaired. Indicators of impairment include operating or cash flow losses, significant decreases in market value or changes in the physical condition of the property and equipment. When indicators of impairment are present, the evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset or property and equipment to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset or property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The estimate of undiscounted cash flows and the fair value of assets require several assumptions and estimates.
We cannot predict the occurrence of future events that might adversely affect the reported value of goodwill, intangible assets or property and equipment. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the environment on our customer base, and material negative change in relationship with significant customers.
Income Taxes
We apply the asset and liability method of accounting for income taxes as described in Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize valuation allowances to reduce the deferred tax assets to an amount that is more likely than not to be realized. In assessing the likelihood of realization, we consider estimates of future taxable income.
We also evaluate potential exposures related to tax contingencies or claims made by the tax authorities in various jurisdictions and determine if a reserve is required. A reserve is recorded if we believe that a loss is probable and the amount can be reasonably estimated. These reserves are based on estimates and subject to changing facts and circumstances considering the progress of ongoing audits, case law and new legislation. We believe that the reserves established are adequate in relation to the potential for any additional tax assessments.
Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
	2007	2006	2005	2007	2006	2005
				Unaudited	Unaudited	Unaudited
Cost of revenue	77.0%	71.9%	86.5%	63.1%	61.4%	77.9%
Gross profit	23.0%	28.1%	13.5%	36.9%	38.6%	22.1%
Operating expenses:
SG&A	14.9%	17.9%	15.3%	23.9%	24.6%	25.1%
Amortization of intangibles assets	0.5%	0.4%	0.9%	0.9%	0.6%	1.4%
Operating income (loss)	7.6%	9.8%	(2.7)%	12.1%	13.4%	(4.4)%
Non-operating income (loss)	0.7%	0.0%	(0.2)%	1.1%	0.0%	(0.3)%
Provision for income taxes	(0.7)%	(0.8)%	(0.7)%	(1.2)%	(1.1)%	(1.1)%
Net income (loss)	7.6%	9.0%	(3.6)%	12.0%	12.3%	(5.8)%
The following table reconciles revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) across our business:

	Year Ended March 31,
	2007	2006	2005
Revenue	100.0%	100.0%	100.0%
Less: Payments to repair centers	37.6%	27.1%	39.0%

Revenue less repair payments	62.4%	72.9%	61.0%

Fiscal 2007 Compared to Fiscal 2006
Revenue. Revenue in fiscal 2007 was $352.3 million, an increase of 73.7% over revenue of $202.8 million in fiscal 2006. This increase in revenue of $149.5 million was primarily attributable to an increase in revenue from existing clients of $76.6 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue from new clients was $72.9 million. Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $189.9 million, $79.0 million and $80.8 million, respectively, of our revenue for fiscal 2007, representing an increase of 49.6%, 210.8% and 64.4%, respectively, from fiscal 2006.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2007 was $219.7 million, an increase of 48.5% over our revenue less repair payments of $147.9 million in fiscal 2006. This increase in revenue less repair payments of $71.8 million was primarily attributable to an increase in revenue less repair payments from existing clients of $50.3 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue less repair payments from new clients was $21.5 million. Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $110.9 million, $25.3 million and $80.8 million, respectively, of our revenue in fiscal 2007, representing increases of 51.3%, 5.0% and 64.4%, respectively, from fiscal 2006. We realized increases in revenue less repair payments across each of our business units in fiscal 2007, most significantly in our emerging businesses unit, followed by our BFSI business unit and to a lesser degree, in our travel business unit.
Cost of Revenue. Cost of revenue in fiscal 2007 was 77.0% of revenue as compared to 71.9% of revenue in fiscal 2006. Cost of revenue in fiscal 2007 was $271.2 million, an increase of 86.1% over our cost of revenue of $145.7 million in fiscal 2006. Payments made to repair centers increased by $77.7 million to $132.6 million in fiscal 2007 from $54.9 million in fiscal 2006 due to the addition of a new client and increased business from existing clients. Operating employee costs increased by $26.9 million and travel costs increased by $2.7 million over this period due to an increase in headcount. In addition, infrastructure costs increased by $18.1 million due to the opening of two new delivery centers, one each in Pune and Mumbai and the expansion of existing centers. Share-based compensation costs included in operating employee compensation increased by $0.9 million in fiscal 2007 as compared to fiscal 2006.
Gross Profit. Gross profit in fiscal 2007 was $81.1 million, or 23.0% of revenue, as compared to $57.1 million, or 28.1% of revenue, in fiscal 2006. Gross profit as a percentage of revenue less repair payments was 36.9% in fiscal 2007 compared to 38.6% in fiscal 2006. Gross profit as a percentage of revenue less repair payments decreased by approximately 1.7% in fiscal 2007 as compared to fiscal 2006 primarily on account of $2.4 million of revenue recognized during fiscal 2006 that had been deferred from fiscal 2005 and higher employee costs and infrastructure costs.
SG&A Expenses. SG&A expenses in fiscal 2007 were $52.5 million, an increase of 44.3% over our SG&A expenses of $36.3 million in fiscal 2006. Non-operating employee compensation and related travel expenses were higher by $9.1 million largely on account of our increased marketing efforts and the expansion of our management team. Share-based compensation costs included in non-operating employee compensation increased by $0.9 million in fiscal 2007 as compared to fiscal 2006. Other SG&A cost elements such as facilities costs, professional fees and depreciation increased by $7.0 million in fiscal 2007 as compared to fiscal 2006. SG&A expenses as a percentage of revenue were 14.9% in fiscal 2007 compared to 17.9% in fiscal 2006. SG&A expenses as a percentage of revenue less repair payments were 23.9% in fiscal 2007 compared to 24.6% in fiscal 2006, as our revenue less repair payments grew more rapidly than our SG&A expenses.
Amortization of Intangible Assets. Amortization of intangible assets was $1.9 million in fiscal 2007, an increase of 121.5% over $0.9 million in fiscal 2006. The increase was primarily on account of intangible assets acquired through our acquisition of Trinity Partners in November 2005.
Operating Income. Income from operations in fiscal 2007 was $26.8 million compared to $19.9 million in fiscal 2006, due to the reasons discussed above. Income from operations as a percentage of revenue was 7.6% in fiscal 2007 as compared to 9.8% in fiscal 2006. Income from operations as a percentage of revenue less repair payments was 12.1% in fiscal 2007 as compared to

13.4% in fiscal 2006. We had recognized $2.4 million of revenue during fiscal 2006 that had been deferred from fiscal 2005, as all revenue recognition criteria had not been met at the end of fiscal 2005.
Other Income Net. Other income, net in fiscal 2007 was $2.5 million as compared to $0.5 million in fiscal 2006, an increase of $2.0 million, primarily on account of interest income earned on our net proceeds from our initial public offering which are held in term deposits and demand deposits. Interest income was $3.5 million in fiscal 2007 as compared to $0.4 million in fiscal 2006. The increase in income was partially offset by foreign exchange loss. We recorded a foreign exchange loss of $1.4 million in fiscal 2007 as compared to a foreign exchange loss of $0.4 million in fiscal 2006.
Interest Expense. Interest expense in fiscal 2007 was $0.1 million, a decrease from $0.4 million in fiscal 2006.
Provision for Income Taxes. Provision for income taxes in fiscal 2007 was $2.6 million, an increase of 63.5% over our provision for income taxes of $1.6 million in fiscal 2006. Tax as a percentage of net income before tax was 8.8% in fiscal 2007 as compared to 7.9% in fiscal 2006.
Net Income. Net income in fiscal 2007 was $26.6 million compared to $18.3 million in fiscal 2006. Net margins were 7.5% in fiscal 2007 as compared to 9.0% in fiscal 2006. Net margins as percentage of revenue less repair payments were 12.1% in fiscal 2007 as compared to 12.3% in fiscal 2006.
Fiscal 2006 Compared to Fiscal 2005
Revenue. Revenue in fiscal 2006 was $202.8 million, an increase of 25.1% over revenue of $162.2 million in fiscal 2005. This increase in revenue of $40.6 million was primarily attributable to an increase in revenue from existing clients of $30.4 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue from new clients was $10.2 million, including an increase of $6.0 million attributable to the acquisition of Trinity Partners during the fiscal year. We also experienced a higher percentage growth in revenue from North American clients due to our increased investment in our salesforce in North America. Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $126.9 million, $25.4 million and $49.1 million, respectively, of our revenue for fiscal 2006, representing increase (decrease) of 20.2%, (8.3)% and 75.5%, respectively, from fiscal 2005.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2006 was $147.9 million, an increase of 49.4% over our revenue less repair payments of $99.0 million in fiscal 2005. This increase in revenue less repair payments of $48.9 million was primarily attributable to an increase in revenue less repair payments from existing clients of $39.2 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue less repair payments from new clients was $9.7 million, including an increase of $6.0 million that was attributable to the acquisition of Trinity Partners during the fiscal year. Contract prices across the various types of processes remained stable over this period. We realized increases in revenue less repair payments across each of our business units in fiscal 2006. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $73.3 million, $24.1 million and $49.1 million, respectively, of our revenue in fiscal 2006, representing increases of 43.7%, 26.3% and 75.5%, respectively, from fiscal 2005.
Cost of Revenue. Cost of revenue in fiscal 2006 was 71.9% of revenue as compared to 86.5% of revenue in fiscal 2005. Cost of revenue in fiscal 2006 was $145.7 million, an increase of 3.9% over our cost of revenue of $140.3 million in fiscal 2005. Employee costs increased by $20.1 million and travel costs increased by $3.4 million over this period due to an increase in headcount. In addition, infrastructure costs increased by $9.4 million due to the opening of two new operating centers, one each in Gurgaon and Nashik, and the expansion of existing centers. These increases were offset in part by a decline in payments made to repair centers, from $63.2 million in fiscal 2005 to $54.9 million in fiscal 2006. In addition, our cost of revenue in fiscal 2005 included a $19.2 million payment for client resources located in North America that we bore while transferring this client’s processes to our offshore delivery centers (see “ — Overview — Expenses — Cost of Revenue”). Further, included in the cost of revenue in fiscal 2006 was $3.2 million relating to Trinity Partners.
Gross Profit. Gross profit in fiscal 2006 was $57.1 million, or 28.1% of revenue, as compared to $21.9 million, or 13.5% of revenue, in fiscal 2005. Gross profit as a percentage of revenue less repair payments was 38.6% in fiscal 2006 compared to 22.1% in fiscal 2005. The lower gross profit in fiscal 2005 was due to the payment for client resources in North America during the transfer period described above. We also recognized $2.4 million of revenue during fiscal 2006 that had been deferred from fiscal 2005, as all revenue recognition criteria had not been met at the end of fiscal 2005.

SG&A Expenses. SG&A expenses in fiscal 2006 were $36.3 million, an increase of 46.0% over our SG&A expenses of $24.9 million in fiscal 2005. Non-operating employee compensation and related travel expenses were higher by $5.4 million largely on account of our increased marketing efforts in North America and the expansion of our management team. Share-based compensation costs included in non-operating employee compensation increased by $1.6 million in fiscal 2006 as compared to fiscal 2005. Other SG&A cost elements such as facilities costs, professional fees and depreciation increased by $6.0 million in fiscal 2006 as compared to fiscal 2005. SG&A expenses as a percentage of revenue were 17.9% in fiscal 2006 compared to 15.3% in fiscal 2005. SG&A expenses as a percentage of revenue less repair payments were 24.6% in fiscal 2006 compared to 25.1% in fiscal 2005, as our revenue less repair payments grew more rapidly than our SG&A expenses.
Amortization of Intangible Assets. Amortization of intangible assets was $0.9 million in fiscal 2006, a decrease of 39.5% over $1.4 million in fiscal 2005. The decrease was on account of intangible assets acquired through our acquisition of Town & Country Assistance Limited in fiscal 2003, the majority of which were amortized through fiscal 2005 offset in part by the amortization related to intangible assets of $0.7 million from our acquisition of Trinity Partners in fiscal 2006.
Operating Income (Loss). Income from operations in fiscal 2006 was $19.9 million compared to a loss from operations of $(4.4) million in fiscal 2005, due to the reasons discussed above. Income from operations as a percentage of revenue was 9.8% in fiscal 2006, compared to a loss from operations as a percentage of revenue of (2.7)% in fiscal 2005. Income from operations as a percentage of revenue less repair payments was 13.4% in fiscal 2006, compared to a loss from operations as a percentage of revenue less repair payments of (4.4)% in fiscal 2005.
Other Income, Net. Other income, net in fiscal 2006 was $0.5 million, an increase from $0.2 million in fiscal 2005.
Interest Expense. Interest expense in fiscal 2006 was $0.4 million, a decrease from $0.5 million in fiscal 2005.
Provision for Income Taxes. Provision for income taxes in fiscal 2006 was $1.6 million, an increase of 47.4% over our provision for income taxes of $1.1 million in fiscal 2005, due to an increase of $0.9 million in taxes paid in the UK related to our auto claims business and a decrease of $0.4 million in the rest of our business in fiscal 2006.
Net Income (Loss). Net income in fiscal 2006 was $18.3 million compared to a net loss of $(5.8) million in fiscal 2005. We had a net income in fiscal 2006 as compared to a net loss in fiscal 2005 due to our revenue growth, as well as the lower cost of onshore client resources as described above. Net margins were 9.0% in fiscal 2006 as compared to (3.6)% in fiscal 2005. Net margins as a percentage of revenue less repair payments were 12.3% in fiscal 2006 as compared to (5.8)% in fiscal 2005.
Results by Reportable Segment
For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See Note 14 of the notes to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS No. 131. We have separately reported our auto claims segment (or WNS Assistance), as it does not meet the aggregation criteria under SFAS No. 131. Accordingly, pursuant to SFAS No. 131, we have two reportable segments: WNS Global BPO and WNS Auto Claims BPO.
WNS Global BPO is primarily delivered out of our offshore delivery centers in India and Sri Lanka. This segment includes all of our business activities with the exception of WNS Auto Claims BPO. WNS Auto Claims BPO is our automobile claims management business called WNS Assistance, which is primarily based in the UK and is part of our BFSI business unit. See “Item 4. Information on the Company — B. Business Overview — Business Process Outsourcing Service Offerings.” We report WNS Auto Claims BPO as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPO segment.
Amounts we invoice our clients for the automobile repair costs that we pay to repair centers is recognized as revenue because we act as principal in our dealings with the repair centers and our clients in our WNS Auto Claims BPO business. We are responsible for the repairs, including determining the repair center to be used and negotiating labor rates with such repair centers. We also bear the credit risk of recovery of these payments from our clients beyond certain advance payments from our clients. However, since we wholly subcontract the repairs to the repair centers, we evaluate our business performance based on our revenue net of these payments to repair centers, which we call revenue less repair payments. Though a non-GAAP measure, we believe that revenue less repair payments reflects more accurately the value of our services to our clients, and we use revenue less repair payments as the primary measure to allocate resources and evaluate segmental performance. We also use segment operating income (loss), which is defined as segment income (loss) before unallocated costs, as a secondary measure to evaluate segment performance during a period. Operating margins in our WNS Auto Claims BPO segment, when calculated on the basis of revenue less repair payments, are comparable to operating margins in our WNS Global BPO segment.
Our management allocates resources based on segment revenue less repair payments and measures segment performance based on revenue less repair payments and to a lesser extent on segment operating income. The accounting policies of our reportable segments are the same as those of our company. See “— Critical Accounting Policies.” We may in the future change our reportable segments based on how our business evolves.
The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated:

	Year Ended March 31, 2007		Year Ended March 31, 2006		Year Ended March 31, 2005
	WNS Global	WNS Auto	WNS Global	WNS Auto	WNS Global	WNS Auto
	BPO	Claims BPO	BPO	Claims BPO	BPO	Claims BPO
	(US dollars in millions)
Segment revenue(1)	$195.0	$158.8	$125.2	$79.6	$78.6	$85.2
Less: Payments to repair centers	—	132.6	—	54.9	—	63.2
Revenue less repair payments(1)	195.0	26.2	125.2	24.7	78.6	22.0
Depreciation	12.8	2.0	8.7	1.8	6.9	1.5
Other costs	154.9	19.1	99.0	17.8	77.8	17.1

Segment operating income (loss)	$27.3	$5.1	$17.5	$5.1	$(6.1)	$3.4

Note:

(1)	Segment revenue includes inter-segment revenue of $1.5 million for fiscal 2007, $2.0 million for fiscal 2006 and $1.6 million for fiscal 2005.
In fiscal 2007, WNS Global BPO accounted for 54.9% of our revenue and 88.1% of our revenue less repair payments, compared to 60.8% of our revenue and 83.3% of our revenue less repair payments in fiscal 2006.
WNS Global BPO
Segment Revenue. Revenue in the WNS Global BPO segment increased by 55.7% to $195.0 million in fiscal 2007 from $125.2 million in fiscal 2006. Revenue in this segment increased by 59.3% to $125.2 million in fiscal 2006 from $78.6 million in fiscal 2005. Increases during both these periods were primarily driven by an increase in the volume of transactions executed for existing clients and an increase in revenue from new clients. Contract prices across the various types of processes remained substantially stable over these periods.
Segment Operating Income (Loss). Segment operating income in the WNS Global BPO segment increased by 55.7% to $27.3 million in fiscal 2007 from an operating income of $17.5 million in fiscal 2006. This change was primarily attributable to increased revenues. Segment operating income increased to $17.5 million in fiscal 2006 from a segment operating loss of $6.1 million in fiscal 2005. This change was primarily attributable to the impact of our bearing the cost of client resources in North America of $19.2 million in fiscal 2005, as explained above (see “— Overview — Expenses — Cost of Revenue”). Segment operating margin for fiscal 2007 remained unchanged at 14.0% of revenue as compared to fiscal 2006.

WNS Auto Claims BPO
Segment Revenue. Revenue in the WNS Auto Claims BPO segment increased by 99.5% to $158.8 million in fiscal 2007 from $79.6 million in fiscal 2006, primarily due to the addition of a significant new client and the assumption of the role as principal in our dealings with third party repair centers for our accident management services for an existing significant client. Payments made to repair centers in fiscal 2007 were $132.6 million, an increase of 141.5% from $54.9 million in fiscal 2006. This was primarily due to the addition of a significant new client and our assumption of the role as principal in our dealings with third party repair centers for accident management services for an existing significant client. Revenue less repair payments in this segment increased by 6.1% to $26.2 million in fiscal 2007 from $24.7 million in fiscal 2006, due to the addition of a significant new client. Revenue in this segment decreased by 6.6% to $79.6 million in fiscal 2006 from $85.2 million in fiscal 2005. Payments made to repair centers in fiscal 2006 were $54.9 million, a decrease of 13.1% from $63.2 million in fiscal 2005. This was primarily due to a loss of a significant client. Revenue less repair payments in this segment increased by 12.2% to $24.7 million in fiscal 2006 from $22.0 million in fiscal 2005, driven by the growth in new claims processing clients as well as continued increases in claims processed on behalf of our existing clients. Contract prices across the various types of processes remained substantially stable over these periods.
Segment Operating Income. Segment operating income decreased by 1.4% to $5.07 million in fiscal 2007 from $5.14 million in fiscal 2006. Segment operating income as a percentage of revenue less repair payments was 19.4% in fiscal 2007 as compared to 20.8% in fiscal 2006. This decrease of 1.4% was mainly on account of a ramp up for a significant customer. As claims management revenue is recognized over the period that claims are processed, a portion of such revenue is deferred at the end of a period. Our processing period was two to six months. Since the first quarter of fiscal 2007, we have reduced the processing period to generally range from two to three months. Claims management revenue deferred at March 31, 2006 was higher than claims management revenue deferred at March 31, 2007 by $0.2 million. Segmental operating income increased by 53.4% to $5.1 million in fiscal 2006 from $3.3 million in fiscal 2005. The increase of $1.8 million was due to a 12.2% increase in revenue less repair payments in fiscal 2006. Claims management revenue deferred at March 31, 2005 was higher than claims management revenue deferred at March 31, 2006 by $1.7 million.
Quarterly Results
The following table presents unaudited quarterly financial information for each of our last eight fiscal quarters on a historical basis. We believe the quarterly information contains all adjustments necessary to fairly present this information.. As a business process outsourcing services provider, we anticipate and respond to demand from our clients. Accordingly, we have limited control over the timing and circumstances under which our services are provided. Typically, we show a decrease in our first-quarter margins as a result of salary increases. For these and other reasons, we can experience variability in our operating results from quarter to quarter. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Fiscal 2007				Fiscal 2006
	Three Months Ended				Three Months Ended
	Mar 2007	Dec 2006	Sep 2006	Jun 2006	Mar 2006(1)		Dec 2005(1)		Sep 2005	Jun 2005
	(US dollars in millions)
Revenue	$110.7	$102.0	$86.6	$53.0	$52.9		$49.8	(2)	$48.9	$51.2 (2)
Cost of revenue	85.2	81.3	67.3	37.4	37.3		34.1		35.6	38.7
Gross profit	25.5	20.7	19.3	15.6	15.6		15.7		13.4	12.4
Operating expenses:
SG&A	16.3	14.0	12.1	10.1	11.4	(3)	9.7	(4)	8.2	7.1
Amortization of intangibles assets	0.5	0.5	0.5	0.5	0.5		0.2		0.1	0.1
Operating income	8.7	6.2	6.7	5.0	3.7	(3)	5.8	(4)	5.1	5.3
Non-operating income (loss)	1.3	1.3	(0.1)	(0.1)	0.2		(0.0)		(0.1)	(0.1)
(Provision) benefit for income taxes	(1.2)	(0.5)	(0.6)	(0.3)	(0.3)		0.1		(0.5)	(0.9)
Net income	8.8	7.0	6.0	4.6	3.7		5.9		4.4	4.4

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2007				Fiscal 2006
	Three Months Ended				Three Months Ended
	Mar 2007	Dec 2006	Sep 2006	Jun 2006	Mar 2006(1)	Dec 2005(1)	Sep 2005	Jun 2005
Gross profit as a percentage of revenue	23.1%	20.3%	22.2%	29.4%	29.5%	31.5%	27.3%	24.3%
Operating income as a percentage of revenue	7.9%	6.2%	7.7%	9.4%	7.0%	11.6%	10.4%	10.4%
Gross profit as a percentage of revenue less repair payments	39.8%	36.3%	36.4%	34.3%	37.6%	40.8%	38.4%	37.5%
Operating income as a percentage of revenue less repair payments	13.7%	11.0%	12.6%	11.0%	9.0%	15.0%	14.6%	16.0%
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2007				Fiscal 2006
	Three Months Ended				Three Months Ended
	Mar 2007	Dec 2006	Sep 2006	Jun 2006	Mar 2006(1)	Dec 2005(1)		Sep 2005	Jun 2005
	(US dollars in millions)
Revenue	$110.7	$102.0	$86.6	$53.0	$52.9	$49.8	(2)	$48.9	$51.2	(2)
Less: Payments to repair centers	46.7	44.8	33.6	7.5	11.5	11.3		14.1	18.0

Revenue less repair payments	$64.0	$57.2	$53.0	$45.5	41.4	$38.4	(2)	$34.8	$33.2	(2)

Notes:

(1)	The financial information for the quarters from and including the quarter ended December 2005 reflects the acquisition of Trinity Partners in November 2005.

(2)	Revenue and revenue less repair payments in the quarters ended December 2005 and June 2005 include $2.4 million and $0.8 million, respectively, of revenue deferred from fiscal 2005. Costs associated with this revenue were however recognized in fiscal 2005.

(3)	SG&A expenses in the quarter ended March 2006 include $0.7 million for consulting and auditing fees, representing a portion of the professional fees relating to our preparations for becoming a public company. In addition, costs related to a recruitment drive were higher relative to the prior quarters in fiscal 2006.

(4)	SG&A expenses in the quarter ended December 2005 include share-based compensation cost of $1.4 million, of which $1.2 million related to the repurchase and modification of options.
Contractual Obligations
Our principal commitments consist of obligations under operating leases for office space, which represent minimum lease payments for office space, purchase obligations for property and equipment and capital leases for computers. We have no ongoing commercial commitments, such as drawn lines of credit, guarantees or standby purchase orders that would affect our liquidity over the next five years. The following table sets out our total future contractual obligations as of March 31, 2007 on a consolidated basis:

	Payments due by period
		Less than			More than
	Total	1 Year	2-3 Years	4-5 Years	5 Years
	(US dollars in thousands)
Operating leases	$43,720	$10,815	$17,338	$12,079	$3,488
Purchase obligations	1,964	1,964	—	—	—
Capital lease obligations	$13	11	2	—	—

Total	$45,697	$12,790	$17,340	$12,079	$3,488

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements or obligations.
Liquidity and Capital Resources
Historically, our sources of funding have principally been from cash flow from operations supplemented by equity and short-term debt financing as required. Our capital requirements have principally been for the establishment of operations facilities to support our growth and acquisitions.
During fiscal 2007 and 2006, our net income was $26.6 million and $18.3 million, respectively. By implementing our growth strategy (see “Item 4. Information on the Company — B. Business Overview — Business Strategy”), we intend to generate higher revenue in the future in an effort to maintain our profitable position.
As of March 31, 2007, we had cash and cash equivalents of $112.3 million. We typically seek to invest our available cash on hand in bank deposits or short-term money market accounts. As of fiscal 2007, we had an unused line of credit of Rs. 370 million ($8.5 million) from Hong Kong and Shanghai Banking Corporation, Mumbai Branch.
We completed the acquisition of Marketics in May 2007. The consideration for the acquisition is an initial payment of $30 million and a contingent earn-out consideration of up to $35 million to be calculated based on the performance and results of operations of Marketics for its fiscal year ending March 31, 2008 payable in July 2008. 75.1% of the share capital of Marketics has been transferred to us and the remaining 24.9% of the share capital of Marketics is held in an escrow account and will be transferred to us upon payment of the contingent earn-out consideration. We paid the initial $30 million payment from our cash and cash equivalents (including the net proceeds to us from our initial public offering) in May 2007, of which $2.5 million is being held in escrow to be paid out to the selling shareholders along with the contingent earn-out consideration payable on or around July 15, 2008. We intend to pay the earn-out consideration from our cash and cash equivalents (including the remaining net proceeds to us from our initial public offering). We will consolidate 100% of the results of operation of Marketics from May 1, 2007.
We completed the acquisition of Flovate on June 11, 2007. We paid £3,252,000 in cash and have deposited an additional retention amount of £700,000 into an escrow account. The amount deposited in the escrow account will be payable to the selling shareholders on June 11, 2008, subject to certain performance conditions being satisfied by the selling shareholders, and after deducting any amount required to be reimbursed to us by the selling shareholders for expenditures borne by us in connection with the performance of certain post completion projects under the agreement and any amount for which Flovate is liable in respect of any claim made against Flovate of which liability is admitted or which has been finally adjudicated by a court against Flovate prior to June 11, 2008.
Cash Flows from Operating Activities
Cash flows provided by operating activities were $39.3 million for fiscal 2007 and $34.8 million for fiscal 2006. The increase in cash flows from operating activities in fiscal 2007 as compared to fiscal 2006 was attributable to an increase in profits by $8.3 million and an increase in non-cash expenditures, primarily depreciation and stock-based compensation, by $3.7 million. This increase was partially offset by an increase of $7.5 million in working capital.
Cash flows provided by operating activities were $34.8 million for fiscal 2006 and $1.8 million for fiscal 2005. The increase in cash flows from operating activities in fiscal 2006 as compared to fiscal 2005 was attributable to an increased revenue as well as the completion of payment for client resources in North America associated with one significant client contract in fiscal 2005.
Cash Flows from Investing Activities
Cash flows used in investing activities were $38.6 million in fiscal 2007 as compared with $18.7 million used in fiscal 2006. The increase in cash flows used in investing activities in fiscal 2007 from fiscal 2006 was primarily attributable to an increase in capital expenditures by $12.6 million, the placement of $12.0 million in bank deposits, cash payments aggregating $0.9 million as part of the purchase consideration for the acquisition of the fare audit services business of PRG Airline Services Limited, which is partially offset by the receipt of proceeds from the sale of computers and office equipment of $1.8 million. The increased capital expenditures in fiscal 2007 was primarily for leasehold improvements, purchase of computers, furniture and other office equipment associated with expanding the capacity of our delivery centers. Cash flows used in investing activities in fiscal 2006 included a cash payment of $3.9 million towards the acquisition of Trinity Partners.
Cash flows used in investing activities were $18.7 million for fiscal 2006 and $18.3 million for fiscal 2005. The increase in cash flows used in investing activities in fiscal 2006 from fiscal 2005 was primarily attributable to an acquisition on November 16, 2005, in which we made a cash payment of $3.9 million, net of cash acquired, as part of the purchase consideration for the acquisition of Trinity Partners. This was offset by lower capital expenditures of $14.9 million in fiscal 2006 as compared with $18.3 million in fiscal 2005. These capital expenditures were incurred primarily for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers.
Cash Flows from Financing Activities
Cash inflow from financing activities were $91.0 million in the fiscal 2007 as compared with cash outflow of $6.4 million in fiscal 2006 primarily because of the receipt of our net proceeds from our initial public offering in July 2006 of $78.8 million and an increase in proceeds received from the exercise of employee stock options by $2.7 million. In accordance with SFAS No. 123(R), we classified excess tax benefits from share-based compensation expense of $5.7 million as cash flows from financing activities rather than cash flows from operating activities for the fiscal 2007. We repaid a loan of $10.0 million in fiscal 2006.
Cash outflows from financing activities were $6.4 million in fiscal 2006 as compared with cash inflows from financing activities of $10.2 million in fiscal 2005 primarily because of a $9.9 million loan (net proceeds) we received from a significant client in fiscal 2005, which was fully repaid in fiscal 2006. We also received $3.9 million from the issue of shares upon the exercise of options and the sale of shares to a director during fiscal 2006 as compared with $0.7 million received from the issue of shares in fiscal 2005.
We believe that our cash flow from operating activities will be sufficient to meet our estimated capital expenditures, working capital and other cash needs until at least March 31, 2008, the end of fiscal 2008.
Our business strategy requires us to continuously expand our delivery capabilities. We expect to incur capital expenditures on setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We expect our capital expenditures needs in fiscal 2008 to be approximately $36 million, which includes $12.3 million for updating technology and processes. We expect to meet this estimated capital expenditures from cash generated from operating activities and our net proceeds from our initial public offering.
We may in the future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may need to obtain further financing. We cannot assure you that additional financing, if needed, will be available on favorable terms or at all.
Recently Issued Accounting Standards
In June 2006, the FASB issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, “Accounting for Income Taxes,” to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 for fiscal 2008 commencing on April 1, 2007, as required, and the provisions of FIN 48 will be applied to our tax positions with the cumulative effect of the change in accounting principle recognized as an adjustment to opening retained earnings. We are currently evaluating the impact of FIN 48 on our consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance for the determination of fair value, and establishes a fair value hierarchy for assessing the sources of information used in fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this pronouncement on our consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for us on April 1, 2008.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Our board of directors consists of eight directors.
The following table sets forth the name, age (as of May 31, 2007) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Ramesh N. Shah(1)	58	Chairman of the Board
Neeraj Bhargava	43	Co-Founder of WNS (Holdings) Limited, Director and Group Chief Executive Officer
Jeremy Young(2)	41	Director
Guy Sochovsky(3)	31	Director
Eric B. Herr(2)(4)(5)	59	Director
Deepak S. Parekh(3)(5)(6)	62	Director
Richard O. Bernays(2)(3)(5)(7)	64	Director
Anthony Armitage Greener(8)	67	Director
Executive Officers(9)
Zubin Dubash	47	Group Chief Financial Officer
Alan Stephen Dunning	50	Co-Founder of WNS (Holdings) Limited, Managing Director of WNS UK
Anup Gupta	35	Chief Executive Officer — Travel Services
Bernard Donoghue(10)	48	Chief Executive Officer — WNS Assistance
J.J. Selvadurai	48	Chief Executive Officer — Enterprise Services
Anish Nanavaty	39	Chief Executive Officer — Knowledge Services
Arjun Singh	46	Chief Executive Officer — BFSI

Notes:

(1)	Chairman of the Compensation Committee. Mr. Bernays will be appointed as Chairman of the Compensation Committee in place of Mr. Shah in July 2007.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Member of the Audit Committee. Mr. Sochovsky will resign as a director prior to the next annual general meeting in July 2007.

(4)	Chairman of the Audit Committee.

(5)	Member of the Compensation Committee.

(6)	Chairman of the Nominating and Corporate Governance Committee.

(7)	Appointed as a director in November 2006. Mr. Bernays will be appointed as Chairman of the Compensation Committee in place of Mr. Shah in July 2007.

(8)	Appointed as a director in June 2007. Sir Anthony will be appointed as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee in July 2007.

(9)	Other executive officers who are not directors.

(10)	Appointed as Chief Executive Officer – WNS Assistance with effect from May 1, 2007 in place of Mr. Edwin Donald Harrell. Mr. Harrell has assumed the position as our Chief Technology Officer – WNS Assistance since May 2007.

Summarized below is relevant biographical information covering at least the past five years for each of our directors, executive officers and other managers.
Directors
Ramesh N. Shah is our Chairman and was appointed to our board of directors in July 2005. Mr. Shah is based in New York. In addition to his role as Chairman of the Board, he mentors our North American sales team and manages key external stakeholder relationships. He was also the interim chief executive officer of our BFSI business unit (excluding WNS Assistance) prior to Mr. Arjun Singh’s appointment as the chief executive officer of our BFSI business unit in November 2006. Prior to WNS, he was the chief executive officer for the Retail Banking division at GreenPoint Bank and has held senior positions at American Express, Shearson and Natwest. Mr. Shah received a Master of Business Administration from Columbia University and a Bachelor of Arts degree from Bates College. The business address for Mr. Shah is 420 Lexington Avenue, Suite 2515, New York, New York 10170, USA.
Neeraj Bhargava is a co-founder of WNS (Holdings) Limited and Group Chief Executive Officer and was appointed to our board of directors in May 2004. Mr. Bhargava is based in Mumbai, India. Mr. Bhargava’s responsibilities as Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our organization. Mr. Bhargava co-founded WNS (Holdings) Limited in 2002 and served as the President and Group Chief Financial Officer before becoming our Group Chief Executive Officer in May 2004. Mr. Bhargava received a Master of Business Administration from the Stern School of Business, New York University, and a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University. The business address for Mr. Bhargava is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Jeremy Young was appointed to our board of directors as a nominee of Warburg Pincus in May 2004. Mr. Young held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/ Cytotherapeutics before he joined Warburg Pincus in 1992. He received a Master of Arts degree in English from Cambridge University and a Master of Business Administration from Harvard Business School. He focuses on business services and is also a director of Fibernet Communications, Warburg Pincus Roaming II S.A and e-Verger Limited. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London, SW1Y 6QW, England.
Guy Sochovsky was appointed to our board of directors as a nominee of Warburg Pincus in January 2006. Mr. Sochovsky joined Warburg Pincus in February 2000 and focuses on business services investments. Prior to joining Warburg Pincus, Mr. Sochovsky was with Goldman Sachs in London. He received a Bachelor of Arts, Honors degree in Modern History from Oxford University in 1997. Mr. Sochovsky is also a director of Warburg Pincus Roaming II S.A. The business address for Mr. Sochovsky is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London, SW1Y 6QW, England.
Eric B. Herr was appointed to our board of directors in July 2006. Mr. Herr is based in the United States. He currently serves as the Chairman of the board of directors for Workscape Inc. (since 2005) and on the board of directors of Taleo Corporation (since 2002). He also serves as the Chairman of the audit committee of Taleo Corporation. Previously, Mr. Herr served as Chief Financial Officer of Autodesk, Inc. (1992 to 1997). Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Deepak S. Parekh was appointed to our board of directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) and Chief Executive Officer of Housing Development Finance Corporation Limited (“HDFC”), a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of one of our clients, GlaxoSmithKline Pharmaceuticals Ltd. Mr. Parekh is also a director on the board of several Indian public companies such as Siemens Ltd. (since 2003), HDFC Chubb General Insurance Co. Ltd. (since 2002), HDFC Standard Life Insurance Co. Ltd. (since 2000), HDFC Asset Management Co. Ltd (since 2000), Housing Development Finance Corporation Ltd (since 1985), Castrol India Ltd. (since 1997), GlaxoSmithKline Pharmaceuticals Ltd. (since 1994), Infrastructure Development Finance Co. Ltd (since 1997), Hindustan Lever Ltd. (since 1997), Hindustan Oil Exploration Corporation Ltd. (since 1994), Mahindra & Mahinda Ltd. (since 1990) and The Indian Hotels Co. Ltd. (since 2000). Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Financial Chartered Accountant degree from England and Wales. The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai — 400020, India.

Richard O. Bernays was appointed to our board of directors in November 2006. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Previously, he was a senior executive at Jupiter Asset Management (1996), Hill Samuel Asset Management (1991 to 1996) and Mercury Asset Management (1971 to 1992). Mr. Bernays currently serves in several board roles, including as non-executive chairman of Hermes Pensions Management, director of Singer and Friedlander (2003 to 2005) and as the non-executive director of Throgmorton Trust plc, Gartmore Global Trust plc, Impax Environmental Markets Trust plc, Martin Curie Income and Growth Trust, Majid Al Futaim Trust and Charter European Trust plc. Mr. Bernays is also a member of the Supervisory Board of the National Provident Life. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is Lloyds Chambers, 1 Portsoken Street, London E1 8H2, England.
Sir Anthony Armitage Greener was appointed to our board of directors in June 2007. Sir Anthony is based in London and is the Chairman of the Qualifications and Curriculum Authority. He was also the Deputy Chairman of British Telecom (2001 to 2006) and Chairman of Diageo plc (1997 to 2000). Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc (1992 to 1997) and the Chief Executive Officer of Dunhill Holdings (1974 to 1986). Sir Anthony was also previously on the board of directors of Robert Mondavi (2000 to 2005), Louis Vuitton Moët Hennessy (1989 to 1997), Reed International (1990 to 1998) and Reed Elsevier plc (1993 to 1998). Sir Anthony is presently a director of Williams Sonoma. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is QCA, 83, Piccadilly, W1J 8QA London, England.
Executive Officers
Zubin Dubash serves as our Group Chief Financial Officer. Mr. Dubash is based in Mumbai, India and joined WNS in 2004. Mr. Dubash’s responsibilities as Chief Financial Officer include finance and accounting, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Dubash was an executive director of the Indian Hotels Company Limited (a Tata Group company). Mr. Dubash received a Bachelor of Commerce degree from Sydenham College, Bombay University and an MBA from The Wharton School. He is a member of Institute of Chartered Accountants in England and Wales. Mr. Dubash is also a director of Trent Limited (a Tata Group company). The business address for Mr. Dubash is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Alan Stephen Dunning is a co-founder of WNS (Holdings) Limited and Managing Director of WNS UK. He is based in the UK and served as the Chief Executive Officer of our travel business unit until March 2006. Currently he is the Managing Director for UK and Europe. Mr. Dunning is responsible for managing key client relationships in the travel business unit, apart from focusing on new product development and providing overall leadership to our UK team. Prior to joining us, Mr. Dunning was Managing Director of Speedwing (the British Airways subsidiary that previously owned our business). Mr. Dunning received a Bachelor of Arts degree from Leicester University, UK. The business address for Mr. Dunning is Ash House, Fairfield Avenue, Staines, Middlesex, TW1 84AN, England.
Anup Gupta serves as Chief Executive Officer of our travel business unit. Mr. Gupta is based in Mumbai, India and has led the establishment of many new initiatives at WNS. Prior to joining our company in 2002, he was a Principal at eVentures India, a News Corp. and SoftBank backed-venture fund, where he developed many companies in the offshore services areas. Previously, Mr. Gupta was a management consultant with Booz Allen & Hamilton where he worked on client engagements in India, Asia and Europe. Mr. Gupta received a graduate diploma in management from the Indian Institute of Management, Calcutta, and a Bachelors in Technology degree from the Indian Institute of Technology. The business address for Mr. Gupta is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Bernard Donoghue is the Chief Executive Officer of WNS Assistance, our insurance business unit, and joined WNS in 2003. He is currently responsible for WNS UK’s business development and insurance business. Prior to joining WNS, Mr. Donoghue held various positions at Hays Plc, where he served as the Managing Director of Hays Customer Solutions and later as Managing Director of one of Hays Group BPO businesses. He has over nine years of experience in BPO outsourcing both onshore and offshore. Prior to that, Mr. Donoghue served as the Regional Director for British Gas. Mr. Donoghue received a Diploma in Management from Middlesex University. The business address for Mr. Donoghue is Ash House, Fairfield Avenue, Staines, Middlesex, TW1 84AN, England.
J.J. Selvadurai serves as Chief Executive Officer of our enterprise services business unit. Mr. Selvadurai is a business process outsourcing industry specialist with over 20 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is certified in data management and is a member of the data processing institute. The business address for Mr. Selvadurai is Ash House, Fairfield Avenue, Staines, Middlesex, TW18 4AN, England.
Anish Nanavaty serves as Chief Executive Officer of our knowledge services business unit. Prior to that, Mr. Nanavaty was the Executive Vice President of sales and business development for our travel services business unit in North America and was responsible for strategy, business development, marketing, alliance creation, and client delivery. Prior to joining WNS in 2002, Mr. Nanavaty served as a senior member of the India practice of The Monitor Group, a leading strategy consulting firm, as the director of business development with Enron India and as a consultant with Mars & Co., which provides general business strategy advice to Fortune 100 companies. Mr. Nanavaty received a Bachelor of Science and Economics degree from The Wharton School at the University of Pennsylvania. The business address of Mr. Nanavaty is Infinity Towers, 6th Floor, DLF Cyber City, Phase -II, Gurgaon 122 002, India.
Arjun Singh serves as Chief Executive Officer of our BFSI business unit. Prior to joining WNS in November 2006, Mr. Singh was the Regional Director of client services in ABN-AMRO, Amsterdam, responsible for major corporate clients in 22 countries across Europe. Prior to that, Mr. Singh was the quality and Six Sigma leader for Gecis (now Genpact). He started his career with Unilever, India (Brooke Bond India Ltd.), and has also held senior positions at ANZ Grindlays Bank (India and Melbourne). Mr. Singh received a post-graduate diploma in management, systems and finance from the Indian Institute of Management, and a Bachelor’s degree in chemical engineering from the Indian Institute of Technology. The business address for Mr. Singh is Infinity Tower, 6th Floor, DLF Phase II, DLF Cyber city, Gurgaon, India.
B. Compensation
Our Compensation Philosophy and Practice
The following contains a description and analysis of the compensation arrangements and decisions we made for our executive officers and other managers for fiscal 2007 and 2006. Other managers refer to our officers who are holding positions of Executive Vice President, Senior Vice President or their equivalent.
General Philosophy
A combination of base salary, performance-based bonus and equity awards (as long-term incentives) is used to compensate our executive officers and other managers. The compensation for our executive officers and other managers is designed (a) to be competitive with compensation packages of comparable information technology, or IT, and IT-enabled services, or ITES, companies in India, particularly ITES companies in the BPO sector as we compete directly with these companies for the same talent-pool to provide services to similar clients; and (b) to retain and attract talent from the US and Europe which is required to meet our needs as a global BPO company, particularly as all of our clients are based outside of India.
The IT and BPO sectors have been leading growth sectors in India in the recent years and compete with each other for managerial talent required to drive their growth. We, in turn, routinely adjust our compensation levels in order to attract and retain employees with the requisite managerial skills and background. We also routinely review compensation packages offered by peer companies in the countries where our executive officers and other managers are located to assess our competitiveness. In particular, to serve the needs of our clients in the UK and the US, we set our compensation levels with a view to be in a competitive position to actively recruit senior management talent based in these two countries.
In general, at the beginning of each year, our board of directors sets individual and group performance targets for our executive officers and other managers. For our executive officers, the incentive awards, consisting of performance-based bonus and equity award, are linked primarily to our growth for earnings (net income excluding stock compensation and amortization charges) and revenue less repair payments and other strategically important targets. For other managers, the incentive awards are linked primarily to the achievement of the operational goals for the areas of operations managed by them and, to a lesser extent, to our overall annual performance.
Determination of Compensation
The compensation committee is provided with the primary authority to determine and approve the compensation package, as well as the individual elements of the compensation package, of our executive officers. Consistent with the last two fiscal years, an independent global human resource consulting firm, Mercer Human Resource Consulting, or Mercer, was retained by the compensation committee to assist it in the determination of the key elements of our compensation package. To aid the compensation committee in making its determination, our Chairman of the Board, our Group Chief Executive Officer, and our Chief People Officer, who is the head of our human resource department, provide recommendations to the compensation committee regarding the compensation of our executive officers based upon Mercer’s recommendations as well as their own analyses. To determine the compensation of our executive officers, the compensation committee, in turn, reviews the performance of these executive officers, and participates in discussions with the Chairman of the Board and the Group Chief Executive Officer, and considers their recommendations in the light of Mercer’s compensation survey findings of comparable companies and recommendations to determine and approve our executive officers’ compensations. For other managers, the compensation committee determines the maximum equity awards to be granted and the guidelines for making such grants and authorizes the Group Chief Executive Officer, in consultation with the Chairman of the Board, to determine the awards to be granted to these members of the management team subject to the maximum number of awards and guidelines. In addition, our Group Chief Executive Officer, our Chairman of the Board and our Chief People Officer, in consultation with the Chief Executive Officer of each of our business units and the head of each of our enabling units, determine the base salary and bonus of our other managers.
Target Overall Compensation
We set our overall compensation targets in close consultation with Mercer. In fiscal 2006, in conjunction with our preparation for our initial public offering in July 2006, Mercer’s work included conducting a survey of the prevailing compensation practices within the IT and ITES/BPO industries in India and the US to advise the compensation committee on compensation structures and appropriate amounts and nature of compensation for our executive officers and other managers to ensure that our compensation package is competitive in our markets. The companies selected by Mercer for its survey for benchmarking our executive officers’ compensation also included companies in similar industries and size that were recently listed in the US at that time. The selected peer group of companies included SynTel, LLC and Convergys Corporation from the data processing, outsourced services and telecommunication services industries, and Cognizant Technology Solutions Corporation, Covansys Corp. and Kanbay, Inc. from the IT consulting and other services industries.
The Mercer survey provided us with a starting point in the determination of our overall compensation targets. In addition, we considered factors which from our experience have been important in the retention of our employees and the feedback received from our employees as well as potential employees during recruitment to determine the overall compensation targets. In the case of our Group Chief Executive Officer, we also considered our overall performance under his leadership and the opportunity cost of finding a suitable replacement for him. Based upon Mercer’s recommendations and the other considerations discussed above, the compensation committee determined and approved the fiscal 2007 target overall compensation for our executive officers in February 2006.
Allocation Among Compensation Components
The compensation package for our executive officers and other managers comprises a base salary, a cash bonus and the grant of equity awards in the form of stock options and RSUs linked to performance. The mix of compensation components varies based on the seniority level of the executive officer. We typically allocate proportionately more performance-based compensation for the more senior levels of management to ensure that their total compensation reflects our overall success or failure and to motivate these senior management team members to meet appropriate performance measures, thereby maximizing total return to shareholders. Correspondingly, the weight of the base salary component in the overall compensation is greater for lower levels of management.
Each vested option is exercisable into one ordinary share and each vested RSU entitles the holder of such RSU to purchase one ordinary share. We use the Black-Scholes valuation model to determine the fair value of our options which is currently approximately 50% of our stock price (or, in the case of options granted prior to our initial public offering, at 50% of the independent stock valuation). In fiscal 2007, the mix of equity awards between stock options and RSUs granted was in the ratio of two to one.
Base Salary. We pay a base salary to our executive officers and other managers to enable them to maintain a standard of living in keeping with their professional standing and background within their communities. Data from Mercer’s survey of our peer group of companies was a significant factor in determining the salary levels. We also relied heavily on our recruiting experience for senior executive level positions. It is our experience that base salary levels are considered to be more important in attracting the right candidates for our Senior Vice President level positions and below than for more senior management level positions and we set base salaries accordingly to compete for the right talent at each level.
Cash Bonus. Cash performance bonuses are awarded at the end of each fiscal year based upon the achievement of individual and group performance targets. The cash performance bonuses payable are accrued every month. Statutorily applicable taxes and contributions payable on these amounts are deducted before payment. Our executive officers and other managers have a diverse set of measurable goals that are designed to promote the interests of our three key constituencies, namely, shareholders, customers and employees, and includes building our organization capabilities as well as other strategically important initiatives. These goals reflect their key responsibilities during the year, which range from sales targets to operational goals, and are typically listed as each individual’s key performance indicators. The key performance indicators are identified during the individual’s annual performance review process. The key performance indicators include the following key financial metrics:
•	group profit after taxes, plus share-based compensation expenses plus amortization of intangible assets;
•	operating margins;
•	annual revenue less repair payments; and
•	exit revenue less repair payments, which is the average monthly revenue less repair payments earned calculated based on the last two months of the fiscal year.
In addition, for fiscal 2006 and 2007, the key performance indicators included the following additional performance targets for the following executive officers:
•	Group Chief Executive Officer — retention of key managers holding a position of Assistant Vice President and above and the successful completion of our initial public offering;
•	Chairman of the Board — achievement of specified revenue targets in the US;
•	Group Chief Financial Officer — the successful completion of our initial public offering; and
•	Managing Director of WNS UK — achievement of specified revenue targets in the UK.
Further, the Mercer study, which benchmarked peer group companies, was used to set bonus targets as a percentage of the base salary for our executive officers and other managers.
Equity Awards. SFAS 123(R), which requires stock options granted to be recognized as an accounting expense, became effective for us on April 1, 2006. As a result, RSUs, as a compensation tool, became as attractive as stock options and we decided to grant RSUs together with stock options in the equity award component of compensation. We believe that RSUs provide as much incentive as stock options to motivate employees to perform at a high level. An added attraction of RSUs for a growing company like ours is that fewer RSUs need to be granted to provide equivalent value as compared to stock options, thereby reducing the dilutive impact to shareholders.
In determining equity compensation, our board of directors first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our human resource department, we determine the proportion of stock options and RSUs to be granted for each level of our executive officers and other managers. Finally, with the approval of our compensation committee, we determine the total number of stock options and RSUs to be granted to each level of our executive officers and other managers based on the fair market value of the options on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. However, for fiscal 2007, most of the grants were made in July 2006. The existing or vested equity holdings of an employee or the number of prior awards granted are not taken into consideration in determining the number of awards to be granted.
The performance goals for the award of equity awards to our executive officers and other managers are the same as the performance goals to be considered for cash performance bonus payments. Both stock options and RSUs typically vest over a period of three years in equal installments from the date of grant. An individual must remain in our employment and must not have resigned prior to the date of vesting. The share-based compensation expenses are amortized over the vesting period.
Mercer has recommended regular annual equity grants to our executive officers and other managers at the levels of Senior Vice Presidents and above. Based on Mercer’s recommendation, we use a tiered approach that denominates award values as a percentage of salary. These awards vest in equal installments over a period of three years on each anniversary of the date of grant.
Retirement Benefits
We maintain retirement benefit plans in the form of certain statutory and incentive plans for our executive officers and other managers. The features and benefits of these plans are largely governed by applicable laws and market practices in the countries in which we operate and, accordingly, vary from country to country in which we operate. For more information, see “— Employee Benefit Plans.”
Perquisites and Other Benefits
The perquisites and benefits granted to our executive officers and other managers are designed to comply with the tax regulations of the applicable country and therefore vary from country to country in which we operate. To the extent consistent with the tax regulations of the applicable country, the benefits include:
•	medical insurance;
•	leave travel assistance;
•	telephone expenses reimbursement;
•	food coupons;
•	company car schemes;
•	petrol and maintenance for cars;
•	health clubs;
•	accident and life insurance (based on the level of seniority);
•	leased accomodation; and
•	relocation benefits (individually negotiated).
We review and adjust our benefits based upon the competitive practices in the local industry, inflation rates, and tax regulations every fiscal year. Our underlying philosophy is to provide the benefits that are ordinarily required by our employees for their well-being in their daily lives and to negotiate group-level discounted rates so that all of our employees will be able to pay less than what they would otherwise pay as individuals for the same level of benefits, and maximize the overall value of their compensation package.
In countries where it is not possible or it does not make economic sense to provide the same level of benefits that may be provided in other locations, we pay equivalent cash compensation to our employees.
Severance Benefits
Under each of our employment agreements with our Group Chief Executive Officer, Chairman of Board and Group Chief Financial Officer, if we terminated their employment without cause or if they terminated their employment with us for good reasons, such as a material decrease in their role and responsibilities or in their salary or bonuses opportunity), they would be entitled to receive the severance benefits described at “— Employment Agreements of Certain Executive Officers” below.
Under each of our employment agreements with our other executive officers, if we terminated their employment without cause or if the executive officer resigned for good reason, such executive officer will be entitled to receive a lump-sum severance payment in an amount ranging between three to 12 months of their base salary, and in some cases, up to one year’s target bonus, and an acceleration of vesting of stock options and RSUs.
Change in Control Arrangements
In the event of a change in control, all granted but unvested stock options and RSUs under the 2006 Incentive Award Plan would immediately vest and become exercisable by our executive officers subject to certain conditions set out in the applicable stock option plans.
Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid to our executive directors and executive officers for services rendered during fiscal 2007 is $4,616,040, which was comprised of $2,831,815 paid towards salary, $1,331,215 paid towards bonus and $453,010 paid towards social security, medical and other benefits. This includes compensation paid to Mr. Alan Stephen Dunning for services rendered during fiscal 2007 as the Managing Director of WNS UK, which became an executive officer level position on March 30, 2007. The total compensation paid to our most highly compensated executive during fiscal 2007 was $826,566 (which was comprised of $467,076 paid towards salary, $325,000 paid towards bonus payments and $34,490 paid towards social security, medical and other benefits).
The aggregate compensation paid to our non-executive directors for fiscal 2007 was $122,209, which comprised $17,000 in sitting fees and $105,209 in retainership fees.
Certain of our directors and executive officers were granted 454,000 options and 206,250 RSUs under the 2006 Incentive Award Plan during fiscal 2007.
Under the 2006 Incentive Award Plan, our independent directors each received options to purchase 14,000 shares initially and an option to purchase 7,000 shares upon reelection to our board of directors at each annual meeting of shareholders thereafter. The options granted to independent directors will be non-qualified options with a per share exercise price equal to 100% of the fair market value of a share on the date that the option is granted. Options granted to independent directors will become exercisable in cumulative annual installments of 33 1/3% on each of the first, second and third anniversaries of the date of grant.
Employment Agreements of Certain Executive Officers
The employment agreement we have entered into with Mr. Neeraj Bhargava in July 2006 to serve as our chief executive officer for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Bhargava elect not to renew the term. Under the agreement, Mr. Bhargava is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in July 2006 and April 2007, Mr. Bhargava was granted stock options and RSUs to purchase an aggregate of 268,100 shares that will vest over a three-year period, subject to his continued employment with us. If Mr. Bhargava’s employment is terminated by us without cause (as defined in the employment agreement), he will be entitled to receive his base salary for a period of 12 months after the date of such termination, in addition to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Bhargava would also be entitled to health benefits during those 12 months to the extent permitted under our health plans.

If Mr. Bhargava’s employment is terminated by us without cause or by Mr. Bhargava for good reason (each as defined in the employment agreement) and Mr. Bhargava executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Bhargava will be entitled to receive severance payments and benefits from us as follows: (i) 24 months of base salary and healthcare benefits from his date of termination; (ii) a lump sum payment equal to twice his effective target bonus; and (iii) accelerated vesting of the stock options and RSUs granted under this employment agreement through the end of the month of termination. If we experience a change in control while Mr. Bhargava is employed under this agreement, all of the stock options and RSUs granted to Mr. Bhargava under this employment agreement will vest and the stock options will become exercisable on a fully accelerated basis.
The employment agreement we have entered into with Mr. Ramesh Shah in July 2006 to serve as our chairman for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Shah elect not to renew the term. Under the agreement, Mr. Shah is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in July, 2006 and April 2007, Mr. Shah was granted stock options and RSUs to purchase an aggregate of 227,188 shares that will vest over a three-year period, subject to his continued employment with us. If Mr. Shah’s employment is terminated by us without cause (as defined in the employment agreement), he will be entitled to receive his base salary for 12 months after the termination, in addition to all accrued and unpaid salary, earned bonus, accrued and unused vacation and all benefits as set out in the employment agreement.
If Mr. Shah’s employment is terminated by us without cause or by Mr. Shah for good reason (each as defined in the employment agreement) and Mr. Shah executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Shah will be entitled to receive severance payments and benefits from us as follows: (i) 24 months of base salary and healthcare benefits from his date of termination; (ii) a lump sum payment equal to twice his effective target bonus; and (iii) accelerated vesting of the stock options and RSUs granted under this employment agreement through the end of the month of termination. If we experience a change in control while Mr. Shah is employed under this agreement, all of the stock options and RSUs granted to Mr. Shah under this employment agreement will vest and the stock options will become exercisable on a fully accelerated basis.
The employment agreement we have entered into with Mr. Dubash in July 2006 to serve as our chief financial officer for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Dubash elect not to renew the term. Under the agreement, Mr. Dubash is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in July, 2006 and April 2007, Mr. Dubash was granted stock options and RSUs to purchase an aggregate of 66,797 shares that vest over a three-year period, subject to his continued employment with us.
If Mr. Dubash’s employment is terminated by us without cause or by Mr. Dubash for good reason (each as defined in the employment agreement) and Mr. Dubash executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Dubash will be entitled to receive severance payments and benefits from us as follows: (i) 24 months of base salary and healthcare benefits from his date of termination; (ii) a lump sum payment equal to twice his effective target bonus; and (iii) accelerated vesting of the stock options and RSUs granted under this employment agreement through the end of the month of termination. If we experience a change in control while Mr. Dubash is employed under this agreement, all of the stock options and RSUs granted to Mr. Dubash under this employment agreement will vest and the stock options will become exercisable on a fully accelerated basis.
Options and Restricted Share Units Granted
The following table sets forth information concerning options and RSUs granted to our directors and executive officers in fiscal 2007 on the following terms:

	Number of Ordinary Shares
	Underlying
Name	Options Granted	RSUs Granted	Exercise Price Per Share(1)	Expiration Date
Directors
Ramesh N. Shah	115,000	57,500	$20.00	July 25, 2016
Neeraj Bhargava	135,000	67,500	$20.00	July 25, 2016

	Number of Ordinary Shares
	Underlying
Name	Options Granted	RSUs Granted	Exercise Price Per Share(1)	Expiration Date
Jeremy Young	—	—	—	—
Guy Sochovsky	—	—	—	—
Eric B. Herr	14,000	—	$20.00	July 25, 2016
Deepak S. Parekh	14,000	—	$20.00	July 25, 2016
Richard O. Bernays(2)	14,000	—	$28.87	November 14, 2016
Anthony Armitage Greener(3)	—	—	—	—
Pulak Prasad(4)	—	—	—	—
Nitin Sibal(5)	—	—	—	—
Miriam Strouse(5)	—	—	—	—
Timothy Hammond(5)	—	—	—	—
Executive Officers
Zubin Dubash	25,000	12,500	$20.00	July 25, 2016
Alan Stephen Dunning	20,000	10,000	$20.00	July 25, 2016
Anup Gupta	20,000	10,000	$20.00	July 25, 2016
	5,000	2,500	$30.31	December 15, 2016
David Charles Tibble(6)	—	—	—	—
Edwin Donald Harrell(7)	5,000	2,500	$20.00	July 25, 2016
Bernard Donoghue(8)	2,500	1,250	$20.00	July 25, 2016
J.J. Selvadurai	20,000	10,000	$20.00	July 25, 2016
	5,000	2,500	$30.21	January 20, 2017
Anish Nanavaty	2,500	1,250	$20.00	July 25,2016
Arjun Singh	62,500	31,250	$28.35	October 3, 2016

Notes:

(1)	Applicable in respect of options granted. There is no exercise price for RSUs.

(2)	Appointed as a director in November 2006.

(3)	Appointed as a director in June 2007. The information in this table excludes options to purchase 14,000 shares granted to Sir Anthony Armitage Greener in June 2007.

(4)	Resigned as a director in November 2006.

(5)	Resigned as a director in July 2006.

(6)	Retired as Chairman of WNS UK in March 2007.

(7)	Retired as Chief Executive Officer – WNS Assistance in May 2007.

(8)	Appointed as Chief Executive Officer – WNS Assistance in May 2007.
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees.
Provident Fund
In accordance with Indian and Sri Lankan laws, all of our employees in India and Sri Lanka are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $3.2 million in fiscal 2007, $1.8 million in fiscal 2006 and $1.0 million in fiscal 2005 to the Government Provident Fund.
US Savings Plan
Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the United States Internal Revenue Code, or the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions thereunder. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.
UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.
Gratuity
In accordance with Indian and Sri Lankan laws, we provide for gratuity pursuant to a defined benefit retirement plan covering all our employees in India and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement death, incapacitation or on termination of employment in an amount based on the employee’s salary and length of service with us (subject to a maximum of approximately $8,000 per employee in India). In India, we provide the gratuity benefit of two Indian subsidiaries through actuarially determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and AVIVA Life Insurance Company Pvt. Ltd., or AVIVA. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA administer the plan. We contributed an aggregate of $0.1 million, $0.2 million and $0.1 million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, to LIC and AVIVA. Our Sri Lanka subsidiaries and one Indian subsidiary have unfunded gratuity obligations.

Compensated Absence
Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.
2002 Stock Incentive Plan
We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock Incentive Plan upon our adoption of the 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the 2006 Incentive Award Plan, and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.
Administration. The 2002 Stock Incentive Plan is administered by our board of directors, which may delegate its authority to a committee (in either case, the “Administrator”). The Administrator has complete authority, subject to the terms of the 2002 Stock Incentive Plan and applicable law, to make all determinations necessary or advisable for the administration of the 2002 Stock Incentive Plan.
Eligibility. Under the 2002 Stock Incentive Plan, the Administrator was authorized to grant stock options to our officers, directors and employees, and those of our subsidiaries, subject to the terms and conditions of the 2002 Stock Incentive Plan.
Stock Options. Stock options vest and become exercisable as determined by the Administrator and set forth in individual stock option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, stock options may be exercised prior to vesting in some cases. Upon exercise, an optionee must tender the full exercise price of the stock option in cash, check or other form acceptable to the Administrator, at which time the stock options are generally subject to applicable income, employment and other withholding taxes. Stock options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an optionee’s termination of service. Shares issued in respect of exercised stock options may be subject to additional transfer restrictions. Any grants of stock options under the 2002 Stock Incentive Plan to US participants were in the form of nonqualified stock options. Optionees, other than optionees who are employees of our subsidiaries in India, are entitled to exercise their stock options for shares or ADSs in the company.
Corporate Transactions. If we engage in a merger or similar corporate transaction, except as may otherwise be provided in an individual award agreement, outstanding stock options will be terminated unless they are assumed by a successor corporation. In addition, the Administrator has broad discretion to adjust the 2002 Stock Incentive Plan and any stock options thereunder to account for any changes in our capitalization.
Amendment. Our board of directors may amend or suspend the 2002 Stock Incentive Plan at any time, provided that any such amendment or suspension must not impact any holder of outstanding stock options without such holder’s consent.
Transferability of Stock Options. Each stock option may be exercised during the optionee’s lifetime only by the optionee. No stock option may be sold, pledged, assigned, hypothecated, transferred or disposed of by an optionee other than by express permission of the Administrator (only in the case of employees of non-Indian subsidiaries), by will or by the laws of descent and distribution.
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 2,093,387 ordinary shares have been exercised and options to purchase 1,682,814 ordinary shares remain outstanding as of May 31, 2007. As of May 31, 2007, options under the 2002 Stock Incentive Plan to purchase an aggregate of 653,915 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from £0.9970 to £7.0000. The expiration dates of these options range from July 1, 2012 to February 21, 2016. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into the 2006 Incentive Award Plan.
2006 Incentive Award Plan
We adopted the 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals.
Shares Available for Awards. Subject to certain adjustments set forth in the 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the 2006 Incentive Award Plan is equal to the sum of (x) 3,000,000 shares, (y) any shares that remain available for grant under the Stock Incentive Plan, and (z) any shares subject to awards under the Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of the 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2006 Incentive Award Plan.
Administration. The 2006 Incentive Award Plan is administered by our board of directors, which may delegate its authority to a committee. We anticipate that the compensation committee of our board of directors will administer the 2006 Incentive Award Plan, except that our board of directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.
Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code.
Awards
•	Options. The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a nonqualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The term of options granted under the 2006 Incentive Award Plan may not exceed 10 years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years.

Under the 2006 Incentive Award Plan, our independent directors will each receive an option to purchase 14,000 shares initially and an option to purchase 7,000 shares upon reelection to our board of directors at each annual meeting of shareholders thereafter. The options granted to independent directors will be non-qualified options with a per share exercise price equal to 100% of the fair market value of a share on the date that the option is granted. Options granted to independent directors will become exercisable in cumulative annual installments of 33 1/3% on each of the first, second and third anniversaries of the date of grant.

•	Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

•	Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

•	Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

•	Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

•	Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

•	Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares.

•	Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Internal Revenue Code may be a performance-based award as described below.

•	Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Internal Revenue Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Internal Revenue Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.
Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.
Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.
Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.
Non-transferability. Awards granted under the 2006 Incentive Award Plan are generally not transferable.
Termination or Amendment. Unless terminated earlier, the 2006 Incentive Award Plan will remain in effect for a period of ten years from its effective date, after which no award may be granted under the 2006 Incentive Award Plan. With the approval of our board of directors, the plan administrator may terminate or amend the 2006 Incentive Award Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under the 2006 Incentive Award Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.
Outstanding Awards. As of May 31, 2007, options or RSUs to purchase an aggregate of 1,517,316 ordinary shares were outstanding, out of which options or restricted share units to purchase 900,463 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $20.00 to $30.31 and the expiration dates of these options range from July 25, 2016 to April 6, 2017. There is no purchase price for the RSUs.
Fringe Benefit Tax
In May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax is payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and the RSUs on the date of vesting of the options and the RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. The government of India has not published its guidelines on how the fair market value of the options should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. However, we may decide not to recover, or we may be unsuccessful in recovering, the fringe benefit tax from our employees.
C. Board Practices
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our board of directors consists of not less than three directors, and such maximum number as our directors may determine from time to time. Our board of directors currently consists of eight directors. Messrs. Herr, Parekh, Bernays and Sir Anthony satisfy the “independence” requirements of the NYSE rules.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in July 2007;

•	Class II, whose term will expire at the annual general meeting to be held in 2008; and

•	Class III, whose term will expire at the annual general meeting to be held in 2009.
The appointments of Mr. Guy Sochovsky, Mr. Richard O. Bernays and Sir Anthony Armitage Greener will expire at the next annual general meeting to be held in July 2007. We will seek shareholders’ approval for the re-election of Mr. Bernays and Sir Anthony at the next annual general meeting. Mr. Guy Sochovsky will resign as a director prior to the next annual general meeting in July 2007.
At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management of our company.
There are no family relationships among any of our directors or executive officers. The employment agreements governing the services of two of our directors provide for benefits upon termination of employment as described above.
Our board of directors held 10 meetings in fiscal 2007.
Committees of the Board
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The audit committee comprises four directors: Messrs. Eric Herr (Chairman), Deepak Parekh, Richard Bernays and Guy Sochovsky. Messrs. Herr, Parekh and Bernays satisfy the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend to comply with the Sarbanes-Oxley Act of 2002 and the NYSE rules, which require that the audit committee be composed solely of directors who will satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act within one year from the date of our initial public offering in July 2006. Sir Anthony Armitage Greener, who satisfies the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act, will be appointed as a member of our audit committee in place of Mr. Sochovsky upon his resignation as a director in July 2007. The principal duties and responsibilities of our audit committee are as follows:
•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the board of directors.
The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Herr serves as our audit committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.
The audit committee held six meetings in fiscal 2007.
Compensation Committee
The compensation committee comprises four directors: Messrs. Ramesh Shah (Chairman), Eric Herr, Richard O. Bernays and Deepak Parekh. We intend to comply with the requirements of the NYSE rules, which require that the compensation committee be composed solely of independent directors within one year of the completion of our initial public offering in July 2006. Sir Anthony Armitage Greener, who satisfies the “independence” requirements of the NYSE rules, will be appointed as a member of our compensation committee in place of Mr. Shah in July 2007. Mr. Bernays will be appointed as Chairman of the compensation committee in place of Mr. Shah in July 2007. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The compensation committee also administers the 2002 Stock Incentive Plan and the 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our board of directors.
The compensation committee held five meetings in fiscal 2007.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee comprises four directors: Messrs. Deepak Parekh (Chairman), Eric Herr, Richard O. Bernays and Jeremy Young. We intend to comply with the requirements of the NYSE rules, which require that the nominating and corporate governance committee be composed solely of independent directors within one year of the completion of our initial public offering in July 2006. Sir Anthony Armitage Greener, who satisfies the “independence” requirements of the NYSE rules, will be appointed as a member of our nominating and corporate governance committee in place of Mr. Young in July 2007. The principal duties and responsibilities of the nominating and governance committee are as follows:
•	to assist the board of directors by identifying individuals qualified to become board members and members of board committees, to recommend to the board of directors nominees for the next annual meeting of shareholders, and to recommend to the board of directors nominees for each committee of the board of directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the board of directors any proposed changes to the corporate governance guidelines applicable to us.
The nominating and corporate governance committee held three meetings in fiscal 2007.
D. Employees
For a description of our employees, see “Item 4. Information on the Company — B. Business Overview — Human Capital.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2007 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of May 31, 2007 are based on an aggregate of 41,895,246 ordinary shares outstanding as of that date.

	Number of Ordinary Shares
	Beneficially Owned
Name	Number	Percent
Directors
Ramesh N. Shah(1)	374,165	0.89%
Neeraj Bhargava(2)	210,251	0.50%
Jeremy Young(3)	21,366,644	51.00%
Guy Sochovsky(4)	—	—
Eric B. Herr	4,666	0.01%
Deepak S. Parekh	4,666	0.01%
Richard O. Bernays	—	—
Anthony Armitage Greener	—	—
Executive Officers
Zubin Dubash	177,498	0.42%
Alan Stephen Dunning	328,299	0.78%
Anup Gupta	83,964	0.20%
Bernard Donoghue	134,581	0.32%
J.J. Selvadurai	278,665	0.67%
Anish Nanavaty	9,583	0.02%
Arjun Singh	—	—
All our directors and executive officers as a group (15 persons)(5)	22,972,982	54.83%

Notes:

(1)	Of the 374,165 shares beneficially owned by Ramesh N. Shah, 150,000 shares are indirectly held via a trust which is controlled by Mr. Shah, and the remainder are held directly.

(2)	Of the 210,251 shares beneficially owned by Neeraj Bhargava, 90,000 shares are indirectly held via a trust which is controlled by Mr. Bhargava, and the remainder is held directly.

(3)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of their affiliation with the Warburg Pincus entities. Mr. Young disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

(4)	Guy Sochovsky is a Vice President of Warburg Pincus LLC. Mr. Sochovsky does not have voting or investment discretion with respect to the shares of our company held by Warburg, Pincus, and therefore he is not deemed to beneficially own such shares.

(5)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as of May 31, 2007 on the following terms:

	Option Awards				RSU Awards
	Number of		Number of
	shares		shares
	underlying		underlying		Number of shares
	unexercised		unexercised		underlying
	options	Exercise Price	options	Exercise Price	RSUs held that
Name	(Exercisable)	per share	(Unexercisable)	per Share	have not vested
Directors
Ramesh N. Shah	83,333	£3.5000	166,667	£3.5000	90,313
	—	—	115,000	$20.00	—
	—	—	21,875	$27.75	—
Neeraj Bhargava	1	£0.9971	100,000	£3.5000	106,850
	—	—	135,000	$20.00	—
	—	—	26,250	$27.75	—
Jeremy Young	—	—	—	—	—
Guy Sochovsky	—	—	—	—	—
Eric B. Herr	—	—	14,000	$20.00	—
Deepak S. Parekh	—	—	14,000	$20.00	—
Richard O. Bernays (1)	—	—	14,000	$28.87	—
Anthony Armitage Greener (2)	—	—	—	—	—
Executive Officers
Zubin Dubash	67,244	£1.5000	66,667	£1.5000	30,078
	25,000	£3.5000	50,000	£3.5000	—
	6,666	£7.0000	13,334	£7.0000	—
	—	—	25,000	$20.00	—
	—	—	11,719	$27.75	—
Alan Stephen Dunning	—	—	20,000	$20.00	18,227
	—	—	5,484	$27.75	—
Anup Gupta	1,666	£3.0000	1,668	£3.0000	24,805
	—	—	46,667	£3.5000	—
	—	—	13,334	£7.0000	—
	—	—	20,000	$20.00	—
	—	—	5,000	$30.31	—
	—	—	8,203	$27.75	—
Bernard Donoghue (3)	—	—	2,500	$20.00	9,020
		—	5,180	$27.75	—
J.J. Selvadurai	—	—	20,000	$20.00	24,840
	—	—	5,000	$30.21	—
	—	—	8,227	$27.75	—
Anish Nanavaty	2	£1.5000	6,666	£1.5000	4,500
	1,666	£7.0000	3,334	£7.0000	—
	—	—	2,500	$20.00	—
	—	—	2,150	$27.75	—
Arjun Singh	—	—	62,500	$28.35	41,445
	—	—	6,797	$27.75	—

Notes:

(1)	Appointed as a director in November 2006.

(2)	Appointed as a director in June 2007. The information in this table excludes the options to purchase 14,000 shares granted to Sir Anthony Armitage Greener in June 2007.

(3)	Appointed as Chief Executive Officer – WNS Assistance in May 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as of May 31, 2007 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 41,895,246 ordinary shares outstanding as of that date.
Prior to our initial public offering in July 2006, Warburg Pincus owned 64.70%, British Airways owned 14.61% and Theodore Agnew owned 5.54% of our then outstanding shares. Warburg Pincus sold 1,490,000 of its ordinary shares, British Airways sold its entire shareholding and Theodore Agnew sold 1,075,925 of his shares in our initial public offering, following which Warburg Pincus owned 53.64% and Theodore Agnew owned 2.21% of our then outstanding shares and British Airways ceased to be a shareholder.
Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Warburg Pincus(1)	21,366,644	51.00%
FMR Corp. (2)	4,129,951	9.86%
Tiger Global Management, L.L.C.(3)	2,246,266	5.36%

Notes:

(1)	Information based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P., or WP VIII, Warburg Pincus International Partners, L.P., or WPIP, Warburg Pincus Netherlands International Partners I, CV, or WP Netherlands, Warburg, Pincus Partners, LLC, or WPP LLC, Warburg, Pincus & Co., or Warburg Pincus, and Warburg Pincus LLC, or WP LLC. The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(2)	Information based on a report on Schedule 13G jointly filed with the Commission on May 10, 2007 by FMR Corp., Edward C. Johnson 3d, Chairman of FMR Corp., Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. FMR Corp. and Mr. Johnson reported that they each have sole voting and investment power for all the 4,129,951 ordinary shares.

(3)	Information based on a report on Schedule 13G jointly filed with the Commission on September 26, 2006 by Mr. Charles P. Coleman, III and Tiger Global Management, L.L.C., or Tiger. Tiger serves as the management company of two domestic private investment partnerships. Tiger also serves as the investment manager of an offshore investment vehicle. Mr. Coleman is the managing member of Tiger. Accordingly, Tiger may be deemed to beneficially own the securities owned by the various entities managed by Tiger.
None of our major shareholders have different voting rights from our other shareholders.
As of May 31, 2007, 21,548,153 of our ordinary shares, representing 51.43% of our outstanding ordinary shares, were held by a total of 10 holders of record with addresses in the U.S. As of the same date, 18,703,765 of our ADSs (representing 18,703,765 ordinary shares), representing 44.64% of our outstanding ordinary shares, were held by a total of one registered holder of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

Related Party Transactions
In May 2002, we entered into a Registration Rights Agreement, or the Registration Rights Agreement, pursuant to which we had granted, subject to certain conditions, to our shareholders, Warburg Pincus and British Airways (so long as British Airways holds not less than 20% of our ordinary shares on a fully diluted basis), certain demand registration rights which entitled these shareholders to require us to use our reasonable efforts to prepare and file a registration statement under the Securities Act. Pursuant to the Registration Rights Agreement, we had also granted, subject to certain conditions, to Warburg Pincus and British Airways certain piggy-back registration rights entitling these shareholders to sell their respective ordinary shares in a registered offering of the company. We had agreed to bear the expenses incurred in connection with such registrations, excluding underwriting discounts and commissions and certain shareholder legal fees. We had also agreed, under certain circumstances, to indemnify the underwriters in connection with such registrations. Our shareholders, Warburg Pincus and British Airways, had agreed to indemnify us and the underwriters in connection with any such registrations provided that their obligation to indemnify is limited to the amount of sale proceeds received by them.
Pursuant to the terms of the Registration Rights Agreement, we were prohibited from entering into any merger, consolidation or reorganization in which the company would not be the surviving corporation unless the successor corporation agrees to assume the obligations and duties of the company under the Registration Rights Agreement. We were also prohibited, except with the prior written consent of Warburg Pincus and British Airways, from entering into similar agreements granting registration rights to any shareholder or prospective shareholder. Following the completion of our initial public offering in July 2006, British Airways ceased to be our shareholder and its rights under the Registration Rights Agreement terminated. The Registration Rights Agreement expired on May 20, 2007.
In May 2002, we entered into a master services agreement with British Airways, which was a principal shareholder until it sold its entire shareholding in our initial public offering in July 2006. This agreement provided that we would render business process outsourcing services to British Airways and its affiliates as per services level agreements agreed between us and British Airways. The agreement had a term of five years and would have expired in March 2007. In July 2006, we entered into a contract with British Airways which replaced this 2002 agreement. The renewed contract will expire in May 2012. In fiscal 2007, British Airways accounted for $15 million of our revenue, representing 4.3% of our revenue and 6.8% of our revenue less repair payments. In fiscal 2006 and fiscal 2005, British Airways accounted for $14.7 million and $16.4 million of our revenue, representing 7.2% and 10.1% of our revenue and representing 9.9% and 16.5% of our revenue less repair payments.
In fiscal 2003, we entered into agreements with certain affiliates of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. In fiscal 2007, fiscal 2006 and fiscal 2005, these affiliates in the aggregate accounted for $2.2 million, $1.6 million and $1.1 million, representing 0.6%, 0.8% and 0.7% of our revenue and 1.0%, 1.1% and 1.1% of our revenue less repair payments. We have also entered into agreements with certain other affiliates of Warburg Pincus under which we purchase equipment and certain enterprise resource planning services from them. In fiscal 2007, fiscal 2006 and fiscal 2005, these affiliates in the aggregate accounted for $202,087, $193,000 and $19,000 in expenses.
In fiscal 2004, we entered into an agreement with Flovate Technologies Limited, or Flovate, a company in which Edwin Donald Harrell, who was until April 2006 one of our executive officers, is a majority shareholder, under which we license certain software. Flovate is engaged in the development and maintenance of software products and solutions primarily used by WNS Assistance in providing services to its customers. In fiscal 2007, fiscal 2006 and fiscal 2005, payments by us to Flovate pursuant to this agreement amounted to $4.6 million, $3.1 million and $3.3 million in the aggregate.
On June 6, 2007, we entered into an agreement with Mr. Harrell, Theodore Agnew and Clare Margaret Agnew to purchase all the shares of Flovate for a consideration comprising £3,252,000 in cash and have deposited an additional retention amount of £700,000 into an escrow account. The amount deposited in the escrow account will be payable to the selling shareholders on June 11, 2008, subject to certain performance conditions being satisfied by the selling shareholders, and after deducting any amount required to be reimbursed to us by the selling shareholders for expenditures borne by us in connection with the performance of certain post completion projects under the agreement and any amount for which Flovate is liable in respect of any claim made against Flovate of which liability is admitted or which has been finally adjudicated by a court against Flovate prior to June 11, 2008.
In fiscal 2006, WP International Holdings II LLC, an affiliate of our majority shareholder, Warburg Pincus, extended a loan of £74,783 to our executive officer, Edwin Harrell. The purpose of this loan was to assist Mr. Harrell to finance the purchase of our ordinary shares upon exercise of his stock options. The loan was repaid by Mr. Harrell in April 2006.

In fiscal 2006, WP International Holdings II LLC, an affiliate of our majority shareholder, Warburg Pincus, extended a loan of £139,999 to one of our executive officers, J. J. Selvadurai. The purpose of this loan was to assist Mr. Selvadurai to finance the purchase of our ordinary shares upon exercise of his stock options. The loan was repaid by Mr. Selvadurai in March 2006.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
Legal Proceedings
We are defendants in legal proceedings relating to our leasehold rights for a property on which part of our operations facility in Nashik, India, is situated. The plaintiffs contend that the lease is invalid and seek to evict us from this facility. The court has accepted our contention that the matter should be referred to arbitration and further proceedings have been stayed. No arbitrator has yet been appointed by the parties. We believe that the suit is without merit and will vigorously defend it. In the event that our defense is not successful, we expect the direct financial impact of an unsuccessful defense would be minimal, although an eviction could cause a disruption to our operations if we are unable to find a suitable alternative location. Except for the above, as of the date of this annual report, we are not a party to any other legal proceedings that could reasonably be expected to materially harm our company.
On June 6, 2006, we received a notice from the Indian Service Tax Authority requiring us to explain why they should not recover from us service tax amounting to Rs. 173.12 million for the period March 1, 2003 to January 31, 2005 in respect of the business process outsourcing services provided by us to certain clients. In addition, the notice asks us to explain why penalty and interest should not be levied in connection with this tax. We have been advised by legal counsel that this tax demand, if levied, is not tenable under Indian law. We have filed our response to the notice. No final order has been passed by the tax authorities since then. In the meantime, the Indian Service Tax Authority has requested for, and we have provided, supporting documents and clarifications in respect of the matter.
Dividend Policy
Subject to the provisions of the 1991 Law, and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to the shareholders according to their respective rights and interests in our profits available for distribution (our realized profits less our realized losses). Any dividends we may declare must not exceed the amount recommended by our board of directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the board to be justified by our profits available for distribution. See “Item 10. Additional Information — B. Memorandum and Articles of Association.” We can also declare dividends (1) out of our realized revenue profits less our revenue losses, whether realized or unrealized, if our directors who are to authorize the distribution reasonably believe that immediately after the distribution has been made, we will be able to discharge our liabilities as they fall due and (2) with the sanction of a special resolution in general meeting, out of our unrealized profits less our losses, whether realized or unrealized, if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:
•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•	having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of one year immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

We have never declared or paid any dividends on our ordinary shares. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant at the time.
Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs.
B. Significant Changes
There has been no significant subsequent events following the close of the last fiscal year up to the date of this annual report that are known to us and require disclosure in this document for which disclosure was not made in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on July 26, 2006 at an initial offering price of $20.00 per ADS. The ADRs evidencing ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the underlying shares for ADSs) as of March 31, 2007 was 41,842,879. As of March 31, 2007, there were 18,607,728 ADSs outstanding (representing 18,607,728 ordinary shares).
The high and low last reported sale price per ADS since trading on July 26, 2006 are as shown below:

	Price per ADS on NYSE
	High	Low
Second quarter of fiscal 2007	$29.85	$20.79
Third quarter of fiscal 2007	34.63	27.70
Fourth quarter of fiscal 2007	35.83	28.00
First quarter of fiscal 2008 (as of May 31, 2007)	29.50	24.61

December 2006	34.24	28.37
January 2007	34.32	28.22
February 2007	35.83	30.00
March 2007	32.42	28.00
April 2007	29.50	26.05
May 2007	28.53	24.61
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs are listed on the NYSE under the symbol “WNS.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
General
We were incorporated in Jersey, Channel Islands, as a private limited company (with registered number 82262) on February 18, 2002 pursuant to the 1991 Law. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission, or JFSC, in accordance with Article 17(3) of the 1991 Law on January 12, 2006.
The address of our share registrar and secretary is Capita IRG (Offshore) Limited at Victoria Chambers, Liberation Square, 1/3 The Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands. Our registered office and our share register are maintained at the premises of Capita IRA (Offshore) Limited.
Our activities are regulated by our Memorandum and Articles of Association. We adopted an amended and restated Memorandum and Articles of Association by special resolution of our shareholders passed on May 22, 2006. This amended and restated Memorandum and Articles of Association came into effect immediately prior to the completion of our initial public offering in July 2006. The material provisions of our amended and restated Memorandum and Articles of Association are described below. In addition to our Memorandum and Articles of Association, our activities are regulated by (among other relevant legislation) the 1991 Law. Our Memorandum of Association states our company name, that we are a public company, that we are a par value company, our authorized share capital and that the liability of our shareholders is limited to the amount (if any) unpaid on their shares. Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete or to identify all of the rights and obligations of our shareholders. The summary is qualified in its entirety by reference to our Memorandum and Articles of Association. See “Item 19. Exhibits — Exhibits 1.1” and “Item 19. Exhibits — 1.2.”
The rights of shareholders described in this section are available only to persons who hold our certificated shares. ADS holders do not hold our certificated shares and therefore are not directly entitled to the rights conferred on our shareholders by our Articles of Association or the rights conferred on shareholders of a Jersey company by the 1991 Law, including, without limitation: the right to receive dividends and the right to attend and vote at shareholders meetings; the rights described in “— Other Jersey Law considerations — Mandatory purchases and acquisitions” and “— Other Jersey Law considerations — Compromises and arrangements,” the right to apply to a Jersey court for an order on the grounds that the affairs of a company are being conducted in a manner which is unfairly prejudicial to the interests of its shareholders; and the right to apply to the JFSC to have an inspector appointed to investigate the affairs of a company. ADS holders are entitled to receive dividends and to exercise the right to vote only in accordance with the deposit agreement.
Share Capital
As of May 31, 2007, the authorized share capital is £5,100,000 divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. We had 41,842,879 and 41,895,246 ordinary shares outstanding as of March 31, 2007 and May 31, 2007, respectively. There are no preferred shares outstanding as of March 31, 2007 and May 31, 2007. Pursuant to Jersey law and our Memorandum and Articles of Association, our board of directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. None of our shares have any redemption rights.
Capacity
Under the 1991 Law, the doctrine of ultra vires in its application to companies is abolished and accordingly the capacity of a Jersey company is not limited by anything in its memorandum or articles or by any act of its members.
Changes in Capital or our Memorandum and Articles of Association
Subject to the 1991 Law and our Articles of Association, we may by special resolution at a general meeting:
•	increase our authorized or paid up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount;

•	sub-divide all or any part of our shares into shares of smaller amount than is fixed by our Memorandum of Association;

•	convert any of our issued or unissued shares into shares of another class;

•	convert all our issued par value shares into no par value shares and vice versa;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued limited shares into redeemable shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.
General Meetings of Shareholders
We may at any time convene general meetings of shareholders. We hold an annual general meeting for each fiscal year. Under the 1991 Law, no more than eighteen months may elapse between the date of one annual general meeting and the next.
Annual general meetings and meetings calling for the passing of a special resolution require 21 days’ notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than 14 days’ notice in writing. Our directors may, at their discretion, and upon a request made in accordance with the 1991 Law by shareholders holding not less than one tenth of our total voting rights our directors shall, convene a general meeting. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two shareholders entitled to attend and to vote on the business to be transacted (or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder) and holding shares conferring not less than one-third of the total voting rights, constitute a quorum provided that if at any time all of our issued shares are held by one shareholder, such quorum shall consist of the shareholder present in person or by proxy.
The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:
•	the consideration of our annual financial statements and report of our directors and auditors;

•	the election of directors (if necessary);

•	the appointment of auditors and the fixing of their remuneration;

•	the sanction of dividends; and

•	the transaction of any other business of which notice has been given.
Failure to hold an annual general meeting is an offence by our company and its directors under the 1991 Law and carries a potential fine of up to £5,000 for our company and each director.
Voting rights
Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.
A shareholder may appoint any person (whether or not a shareholder) to act as his proxy at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder for which the relevant proxy is appointed his proxy.
For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or in order to make a determination of shareholders for any other proper purpose, our directors may fix in advance a date as the record date for any such determination of shareholders.
Shareholder resolutions
An ordinary resolution requires the affirmative vote of a simple majority (i.e., more than 50%) of our shareholders entitled to vote in person (or by corporate representative in case of a corporate entity) or by proxy at a general meeting.
A special resolution requires the affirmative vote of a majority of not less than two-thirds of our shareholders entitled to vote in person (or by corporate representative in the case of a corporate entity) or by proxy at a general meeting.
Our articles prohibit the passing of shareholder resolutions by written consent to remove an auditor or to remove a director before the expiry of his term of office.
Dividends
Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits available for distribution. However, no dividend shall exceed the amount recommended by our directors.
Subject to the provisions of the 1991 Law, we may declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if an interim dividend or dividends appears to us to be justified by our profits available for distribution.
Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up (as to both par and any premium) otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends unclaimed for a period of ten years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.

We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of those ways.
We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.
For the purposes of determining shareholders entitled to receive a dividend or distribution, our directors may fix a record date for any such determination of shareholders. A record date for any dividend or distribution may be on or at any time before any date on which such dividend or distribution is paid or made and on or at any time before or after any date on which such dividend or distribution is declared.
Ownership limitations
Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.
Transfer of shares
Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of shareholders.
We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:
•	it is in respect of a share which is fully paid up;

•	it is in respect of only one class of shares;

•	it is in respect of only one class of shares;

•	it is in favor of a single transferee or not more than four joint transferees;

•	it is duly stamped, if so required; and

•	it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the right of the transferor or person renouncing to make the transfer or renunciation.
Share register
We maintain our register of members in Jersey. It is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee not exceeding £5. Any person may obtain a copy of our register of members upon payment of a fee not exceeding £0.50 per page and providing a declaration under oath as required by the 1991 Law.
Variation of rights
If at any time our share capital is divided into different classes of shares, the special rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be varied or abrogated with the consent in writing of the holders of the majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a separate meeting of the holders of shares of that class, but not otherwise. To every such separate meeting all the provisions of our Articles of Association and of the 1991 Law relating to general meetings or to the proceedings thereat shall apply, mutatis mutandis, except that the necessary quorum shall be two persons holding or representing at least one-third in nominal amount of the issued shares of that class but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those holders who are present in person shall be a quorum.
The special rights conferred upon the holders of any class of shares issued with preferred or other special rights shall be deemed to be varied by the reduction of the capital paid up on such shares and by the creation of further shares ranking in priority thereto, but shall not (unless otherwise expressly provided by our Articles or by the conditions of issue of such shares) be deemed to be varied by the creation or issue of further shares ranking after or pari passu therewith. The rights conferred on holders of ordinary shares shall be deemed not to be varied by the creation, issue or redemption of any preferred or preference shares.
Capital calls
We may, subject to the provisions of our Articles of Association and to any conditions of allotment, from time to time make calls upon the members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) provided that (except as otherwise fixed by the conditions of application or allotment) no call on any share shall be payable within 14 days of the date appointed for payment of the last preceding call, and each member shall (subject to being given at least 14 clear days’ notice specifying the time or times and place of payment) pay us at the time or times and place so specified the amount called on his shares.
If a member fails to pay any call or installment of a call on or before the day appointed for payment thereof, we may serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest (at a rate not exceeding ten per cent. per annum to be determined by us) which may have accrued and any expenses which may have been incurred by us by reason of such non-payment. The notice shall name a further day (not earlier than fourteen days from the date of service thereof) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares on which the call was made will be liable to be forfeited.
Borrowing powers
Our Articles of Association contain no restrictions on our power to borrow money or to mortgage or charge all or any part of our undertaking, property and assets.
Issue of shares and preemptive rights
Subject to the provisions of the 1991 Law and to any special rights attached to any shares, we may allot or issue shares with those preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as our directors from time to time determine. We may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. Subject to the provisions of the 1991 Law, the unissued shares at the date of adoption of our Articles of Association and shares created thereafter shall be at the disposal of our directors. We cannot issue shares at a discount to par value. Securities, contracts, warrants or other instruments evidencing any preferred shares, option rights, securities having conversion or option rights or obligations may also be issued by the directors without the approval of the shareholders or entered into by us upon a resolution of the directors to that effect on such terms, conditions and other provisions as are fixed by the directors, including, without limitation, conditions that preclude or limit any person owning or offering to acquire a specified number or percentage of shares in us in issue, other shares, option rights, securities having conversion or option rights or obligations of us or the transferee of such person from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights or obligations.
There are no pre-emptive rights for the transfer of our shares either within the 1991 Law or our Articles of Association.
Directors’ powers
Our business shall be managed by the directors who may exercise all of the powers that we are not by the 1991 Law or our Articles of Association required to exercise in a general meeting. Accordingly, the directors may (among other things) borrow money, mortgage or charge all of our property and assets (present and future) and issue securities.

Meetings of the board of directors
A director may, and the secretary on the requisition of a director shall, at any time, summon a meeting of the directors by giving to each director and alternate director not less than twenty-four hours’ notice of the meeting provided that any meeting may be convened at shorter notice and in such manner as each director or his alternate director shall approve provided further that unless otherwise resolved by the directors notices of directors’ meetings need not be in writing.
Subject to our Articles of Association our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be three persons, each being a director or an alternate director of whom two shall not be executive directors. Where more than three directors are present at a meeting, a majority of them must not be executive directors in order for the quorum to be constituted at the meeting. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.
Our board of directors may from time to time appoint one or more of their number to be the holder of any executive office on such terms and for such periods as they may determine. The appointment of any director to any executive office shall be subject to termination if he ceases to be a director. Our board of directors may entrust to and confer upon a director holding any executive office any of the powers exercisable by the directors, upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.
Remuneration of directors
Our directors shall be entitled to receive by way of fees for their services as directors any sum that we may, by ordinary resolution in general meeting from time to time determine. That sum, unless otherwise directed by the ordinary resolution by which it is voted, shall be divided among the directors in the manner that they agree or, failing agreement, equally. The remuneration (if any) of an alternate director shall be payable out of the remuneration payable to the director appointing him as may be agreed between them.
The directors shall be repaid their traveling and other expenses properly and necessarily expended by them in attending meetings of the directors or members or otherwise on our affairs.
If any director shall be appointed agent or to perform extra services or to make any special exertions, the directors may remunerate such director therefor either by a fixed sum or by commission or participation in profits or otherwise or partly one way and partly in another as they think fit, and such remuneration may be either in addition to or in substitution for his above mentioned remuneration.
Directors’ interests in contracts
Subject to the provisions of the 1991 Law, a director may hold any other office or place of profit under us (other than the office of auditor) in conjunction with his office of director and may act in a professional capacity to us on such terms as to tenure of office, remuneration and otherwise as we may determine and, provided that he has disclosed to us the nature and extent of any of his interests which conflict or may conflict to a material extent with our interests at the first meeting of the directors at which a transaction is considered or as soon as practical after that meeting by notice in writing to the secretary or has otherwise previously disclosed that he is to be regarded as interested in a transaction with a specific person, a director notwithstanding his office (1) may be a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested, (2) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by us or in which we are otherwise interested and (3) shall not, by reason of his office, be accountable to us for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.
Restrictions on directors’ voting
A director, notwithstanding his interest, may be counted in the quorum present at any meeting at which any contract or arrangement in which he is interested is considered and, subject as provided above, he may vote in respect of any such contract or arrangement. A director, notwithstanding his interest, may be counted in the quorum present at any meeting at which he is appointed to hold any office or place of profit under us, or at which the terms of his appointment are arranged, but the director may not vote on his own appointment or the terms thereof or any proposal to select that director for re-election.
Number of directors
Our board shall determine the maximum and minimum number of directors provided that the minimum number of directors shall be not less than three.
Directors’ appointment, resignation, disqualification and removal
Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors (other than initially) is elected for a three-year term of office but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management of our company. Our board of directors shall have power (unless they determine that any vacancy should be filled by us in general meeting) at any time and from time to time to appoint any person to be a director, either to fill any vacancy or as an addition to the existing directors. A vacancy for these purposes only will be deemed to exist if a director dies, resigns, ceases or becomes prohibited or disqualified by law from acting as a director, becomes bankrupt or enters into an arrangement or composition with his creditors, becomes of unsound mind or is removed by us from office for gross negligence or criminal conduct by ordinary resolution. A vacancy for these purposes will not be deemed to exist upon the expiry of the term of office of a director. At any general meeting at which a director retires or at which a director’s period of office expires we shall elect, by ordinary resolution of the general meeting, a director to fill the vacancy, unless our directors resolve to reduce the number of directors in office. Where the number of persons validly proposed for election or re-election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors and an absolute majority of the votes cast shall not be a pre-requisite to the election of such directors.
The directors shall hold office until they resign, they cease to be a director by virtue of a provision of the 1991 Law, they become disqualified by law or the terms of our Articles of Association from being a director, they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind or they are removed from office by us for gross negligence or criminal conduct by ordinary resolution in general meeting.
A director is not required to hold any of our shares.
Capitalization of profits and reserves
Subject to our Articles of Association, we may, upon the recommendation of our directors, by ordinary resolution resolve to capitalize any of our undistributed profits (including profits standing to the credit of any reserve account), any sum standing to the credit of any reserve account as a result of the sale or revaluation of an asset (other than goodwill) and any sum standing to the credit of our share premium account or capital redemption reserve.
Any sum which is capitalized shall be appropriated among our shareholders in the proportion in which such sum would have been divisible amongst them had the same been applied in paying dividends and applied in (1) paying up the amount (if any) unpaid on the shares held by the shareholders, or (2) issuing to shareholders, fully paid shares (issued either at par or a premium) or (subject to our Articles of Association) our debentures.
Unclaimed dividends
Any dividend which has remained unclaimed for a period of ten years from the date of declaration thereof shall, if the directors so resolve, be forfeited and cease to remain owing by us and shall thenceforth belong to us absolutely.
Indemnity, limitation of liability and officers liability insurance
In so far as the 1991 Law allows and to the fullest extent permitted thereunder, we may indemnify any person who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative including, without limitation, any proceeding by or in the right of ours to procure a judgment in our favor, but excluding any proceeding brought by such person against us or any affiliate of ours by reason of the fact that he is or was an officer, secretary, servant, employee or agent of ours, or is or was serving at our request as an officer, secretary, servant, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such proceeding. Such indemnification shall be a contract right and shall include the right to receive payment in advance of any expenses incurred by the indemnified person in connection with such proceeding, provided always that this right is permitted by the 1991 Law.
Subject to the 1991 Law, we may enter into contracts with any officer, secretary, servant, employee or agent of ours and may create a trust fund, grant a security interest, make a loan or other advancement or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in the indemnity provisions in our Articles of Association.
Our directors are empowered to arrange for the purchase and maintenance in our name and at our expense of insurance cover for the benefit of any current or former officer of ours, our secretary and any current or former agent, servant or employee of ours against any liability which is incurred by any such person by reason of the fact that he is or was an officer of ours, our secretary or an agent, servant or employee of ours.
Subject to the 1991 Law, the right of indemnification, loan or advancement of expenses provided in our Articles of Association is not exclusive of any other rights to which a person seeking indemnification may otherwise be entitled, under any statute, memorandum or articles of association, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The provisions of our Articles of Association inure for the benefit of the heirs and legal representatives of any person entitled to indemnity under our Articles of Association and are applicable to proceedings commenced or continuing after the adoption of our Articles of Association whether arising from acts or omissions occurring before or after such adoption.
If any provision or provisions of our Articles of Association relative to indemnity are held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions thereof shall not in any way be affected or impaired; and (ii) to the fullest extent possible, the provisions of our Articles of Association relative to indemnity shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
Nothing in our Articles of Association prohibits us from making loans to officers, our secretary, servants, employees or agents to fund litigation expenses prior to such expenses being incurred.
Distribution of assets on a winding-up
Subject to any particular rights or limitations attached to any shares, if we are wound up, our assets available for distribution among our shareholders shall be applied first in repaying to our shareholders the amount paid up (as to both par and any premium) on their shares respectively, and if such assets shall be more than sufficient to repay to our shareholders the whole amount paid up (as to both par and any premium) on their shares, the balance shall be distributed among our shareholders in proportion to the amount which at the time of the commencement of the winding up had been actually paid up (as to both par and any premium) on their shares respectively.
If we are wound up, we may, with the approval of a special resolution and any other sanction required by the 1991 Law, divide the whole or any part of our assets among our shareholders in specie and our liquidator or, where there is no liquidator, our directors, may, for that purpose, value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders. Similarly, with the approval of a special resolution and subject to any other sanction required by the 1991 Law, all or any of our assets may be vested in trustees for the benefit of our shareholders.

Other Jersey Law considerations
Purchase of own shares
The 1991 Law provides that we may, with the sanction of a special resolution, purchase any of our shares which are fully paid, pursuant to a contract approved in advance by the shareholders. No shareholder whose shares we propose to purchase is entitled to vote on the resolutions sanctioning the purchase or approving the purchase contract.
We may fund the purchase of our own shares out of our distributable profits or out of the proceeds of a new issue of shares made specifically for this purpose (or out of a combination of both). If the shares are to be purchased at a premium to their nominal value, we may fund the premium out of our share premium account, our distributable profits or the proceeds of a new issue of shares made specifically for this purpose (or a combination of those sources).
We cannot purchase our shares if, as a result of such purchase, only redeemable shares would be in issue. Any shares that we purchase must be cancelled.
Mandatory purchases and acquisitions
The 1991 Law provides that where a person (which we refer to as the “offeror”) makes an offer to acquire all of the shares (or all of the shares of any class of shares) in a company (other than any shares already held by the offeror at the date of the offer), if the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90 per cent. in value of the shares (or class of shares) to which the offer relates, the offeror by notice may compulsorily acquire the remaining shares. A holder of any such shares may apply to the Jersey court for an order that the offeror not be entitled to purchase the holder’s shares or that the offeror purchase the holder’s shares on terms different to those of the offer.
Where, prior to the expiry of the offer period, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90 per cent. in value of all of the shares of the target company, the holder of any shares (or class of shares) to which the offer relates who has not accepted the offer may require the offeror to acquire those shares. In such circumstances, each of the offeror and the holder of the shares are entitled to apply to the Jersey court for an order that the offeror purchase the holder’s shares on terms different to those of the offer.
Compromises and arrangements
Where a compromise or arrangement is proposed between a company and its creditors, or a class of them, or between the company and its shareholders, or a class of them, the Jersey court may on the application of the company or a creditor or member of it or, in the case of a company being wound up, of the liquidator, order a meeting of the creditors or class of creditors, or of the shareholders of the company or class of shareholders (as the case may be), to be called in a manner as the court directs.
If a majority in number representing 3/4ths in value of the creditors or class of creditors, or shareholders or class of shareholders (as the case may be), present and voting either in person or by proxy at the meeting agree to a compromise or arrangement, the compromise or arrangement, if sanctioned by the court, is binding on all creditors or the class of creditors or on the shareholders or class of shareholders, and also on the company or, in the case of a company in the course of being wound up, on the liquidator and contributories of the company.
No pre-emptive rights
Neither our Articles of Association nor the 1991 Law confers any pre-emptive rights on our shareholders.
No mandatory offer requirements
In some countries, the trading and securities legislation contains mandatory offer requirements when shareholders have reached certain share ownership thresholds. There are no mandatory offer requirements under Jersey legislation.
Non-Jersey Shareholders
There are no limitations imposed by Jersey law or by our Articles of Association on the rights of non-Jersey shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Rights of Minority Shareholders
Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that our affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of our shareholders generally or of some part of our shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by us (including an act or omission on our behalf) is or would be so prejudicial. What amounts to unfair prejudice is not defined in the 1991 Law. There may also be common law personal actions available to our shareholders.
Under Article 143 of the 1991 Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the 1991 Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.
Jersey Law and our Memorandum and Articles of Association
The content of our Memorandum and Articles of Association reflect the requirements of the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 (as amended). However, the 1991 Law is considerably more limited in content than the English Companies Act 1985 and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):
•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory preemption provisions in relation to further issues of shares.
Comparison of Jersey Law and Delaware Law
Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Under the 1991 Law, directors shall, notwithstanding anything in a Jersey company’s articles of association, call a general meeting on a shareholders’ requisition. A shareholders’ requisition is a requisition of shareholders holding not less than one-tenth of the total voting rights of the shareholders of the company who have the right to vote at the meeting requisitioned.

Failure to call an annual general meeting in accordance with the requirements of the 1991 Law is a criminal offense on the part of a Jersey company and its directors. The JFSC may, on the application of any officer, secretary or shareholder call, or direct the calling of, an annual general meeting.

Corporate Law Issue	Delaware Law	Jersey Law
Interested Director Transactions	Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders.	A director of a Jersey company who has an interest in a transaction entered into or proposed to be entered into by the company or by a subsidiary which conflicts or may conflict with the interests of the company and of which the director is aware, must disclose the interest to the company. Failure to disclose an interest entitles the company or a member to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit. A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed. Without prejudice to its power to order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith thereunder would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Cumulative Voting	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the 1991 Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation.	Insofar as the memorandum or articles of a Jersey company do not make other provision in that behalf, anything which may be done at a meeting of the company (other than remove an auditor) or at a meeting of any class of its shareholders may be done by a resolution in writing signed by or on behalf of each shareholder who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting. A resolution shall be deemed to be passed when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the Articles of Association of the company require, by the shareholders in general meeting. A merger between two or more Jersey companies must be documented in a merger agreement which must be approved by special resolution of each of the companies merging.

Corporate Law Issue	Delaware Law	Jersey Law
Limitations on Directors Liability	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	The 1991 Law does not contain any provisions permitting Jersey companies to limit the liability of directors for breach of fiduciary duty. Any provision, whether contained in the articles of association of, or in a contract with, a Jersey company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company is void (subject to what is said below).

Indemnification of Directors and Officers	A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	The prohibition referred to above does not apply to a provision for exempting a person from or indemnifying the person against (a) any liabilities incurred in defending any proceedings (whether civil or criminal) (i) in which judgment is given in the person’s favor or the person is acquitted, (ii) which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or (iii) which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings, (b) any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company, (c) any liability incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the 1991 Law in which relief is granted to the person by the court or (d) any liability against which the company normally maintains insurance for persons other than directors.

Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	The 1991 Law does not confer upon shareholders any appraisal rights.

Corporate Law Issue	Delaware Law	Jersey Law
Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that a company’s affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally or of some part of its shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by the company (including an act or omission on its behalf) is or would be so prejudicial. There may also be common law personal actions available to shareholders. Under Article 143 of the 1991 Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the 1991 Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The Memorandum and Articles of Association of a Jersey company may only be amended by special resolution (being a two-thirds majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.
Governance Standards for Listed Companies
We are subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to US companies. Under the NYSE rules, we need to only (i) establish an independent audit committee that has specified responsibilities; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices, and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies.
We are deemed to be a “controlled company” under the rules of the NYSE, and qualify for the “controlled company” exception to the board of directors and committee composition requirements under the rules of the NYSE. However, we do not intend to rely on this “controlled company” exception. The NYSE listing standards permit companies listing in conjunction with their initial public offering to meet the majority independent board requirement within one year of listing and to phase in their independent audit, compensation and nomination committees by requiring one independent member at the time of listing, a majority of independent members within 90 days of listing and fully independent committees within one year of listing. Mr. Eric Herr, Mr. Richard O. Bernays and Mr. Deepak Parekh are members of our board of directors and they serve on each of our audit committee, compensation committee and nominating and corporate governance committee. Each of Messrs. Herr, Bernays and Parekh satisfy the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act. Accordingly, each of our committees currently comprises a majority of independent members. We intend to have a majority independent board and fully independent committees within a year of the completion of our initial public offering in July 2006.
Transfer Agent and Registrar
The transfer agent and registrar for our ADSs will be Deutsche Bank Trust Company Americas.
C. Material Contracts
The following is a summary of each contract that is or was material to us during the last two years.
Share Purchase Agreement, dated April 20, 2007, by and among Marketics Technologies (India) Private Limited, WNS (Mauritius) Limited, Mr. Vinay Mishra, Mr. S. Ramakrishan, Mr. Shankar Maruwada and the other selling shareholders named therein.
On April 20, 2007, WNS (Mauritius) Limited, or WNS Mauritius, entered into a share purchase agreement, or the Share Purchase Agreement, with all the shareholders of Marketics Technologies (India) Private Limited, or Marketics, including among others, the founders of Marketics, Mr. Vinay Mishra, Mr. S. Ramakrishan and Mr. Shankar Maruwada, to purchase all the shares of Marketics. The consideration for the acquisition is an initial payment of $30 million and a contingent earn-out consideration of up to $35 million to be calculated based on the performance and results of operations of Marketics for its fiscal year ending March 31, 2008 payable in July 2008 and determined in accordance with the Share Purchase Agreement. 75.1% of the share capital of Marketics have been transferred to us and the remaining 24.9% of the share capital of Marketics are held in an escrow account and will be transferred to us upon payment of the contingent earn-out consideration. Pursuant to the Share Purchase Agreement, WNS Mauritius paid the initial $30 million in May 2007, of which $2.5 million is being held in escrow to be paid out to the selling shareholders along with the contingent earn-out consideration payable on or around July 15, 2008. The Share Purchase Agreement will terminate upon the transfer of 24.9% of the share capital on July 15, 2008 or otherwise by the mutual consent of all parties thereto.
Stock Purchase Agreement, dated November 8, 2005, by and among WNS (Holdings) Limited, Trinity Partners Incorporated, First Magnus Financial Corporation, First Magnus Consulting LLC, Mr. Vivek Shivpuri, Mr. Amit Gujral, Mr. Arvind Srivastava, Mr. Francesco Paolo and other minority shareholders of Trinity Partners Incorporated party thereto.
On November 8, 2005, we entered into a stock purchase agreement to purchase the entire share capital consisting of 8,992,555 preferred shares and 9,806,388 common shares of Trinity Partners Incorporated from First Magnus Financial Corporation, First Magnus Consulting LLC, Mr. Vivek Shivpuri, Mr. Amit Gujral, Mr. Arvind Srivastava, Mr. Francesco Paolo and other minority shareholders of Trinity Partners Incorporated party thereto for a total consideration comprising $6,814,063 in cash and an issue of 2,266,022 of our ordinary shares valued at £3.50 per share. We completed the acquisition of Trinity Partners on November 16, 2005.
Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services (Private) Limited.
On January 25, 2006, WNS Global Services (Private) Limited, or WNS Global, entered into a lease agreement with DLF Cyber City for the leases of two office spaces in Gurgaon, India, with an aggregate built up area of 51,244 square feet at a monthly rental of Rs. 30 per square feet. The lease commenced on April 1, 2006 and is for a term of 54 months from the commencement date with an option to renew for a further term of 54 months. If WNS Global renews the lease, the rental payable will be at fair market value. In addition, WNS Global has agreed to pay for all levies, duties, taxes on property, charges, rates, cesses and fees imposed by the Central or State Government or any other regulatory authority of India. WNS Global also has agreed to be responsible for power, electricity and water charges. WNS Global is not entitled to terminate the lease within the first 36 months of each of the leases. Thereafter, WNS Global may terminate the leases by giving DLF Cyber City six months’ prior notice in writing.

Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services (Private) Limited.
On March 10, 2005, WNS Global entered into a lease agreement with DLF Cyber City for the leases of two office spaces in Gurgaon, India, with an aggregate built up area of 90,995 square feet at a monthly rental of Rs. 30 per square feet. The leases commenced on May 1, 2005 and June 1, 2005, respectively, and are for a term of 54 months each from the respective commencement dates with an option to renew for a further term of 54 months. If WNS Global renews the lease, the rental payable will be at fair market value. In addition, WNS Global has agreed to pay for all levies, duties, taxes on property, charges, rates, cesses and fees imposed by the Central or State Government or any other regulatory authority of India. WNS Global also has agreed to be responsible for power, electricity and water charges. WNS Global is not entitled to terminate the lease within the first 36 months of each of the leases. Thereafter, WNS Global may terminate the leases by giving DLF Cyber City six months’ prior notice in writing.
Leave and License Agreements dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Limited with respect to Plant 10.
On November 10, 2005, WNS Global entered into three agreements with Godrej & Boyce Manufacturing Company Ltd., or GBMC, pursuant to which GBMC granted a license to WNS Global to occupy three office premises with an aggregate area of 84,429 square feet within the industrial building constructed by GMBC in Vikhroli, India, known as Plant 10. Each agreement is for a term of 33 months commencing on August 16, 2005 and ending on May 15, 2008. The monthly license fees payable under each of the three leases are Rs. 592,020, Rs. 48,670 and Rs. 203,600, respectively. GBMC has agreed to pay for all municipal taxes, cess, duties, impositions and levies imposed by the Municipal Corporation of Greater Mumbai. Any future increases of the municipal taxes and outgoings subsequent to the first assessment will be borne by WNS Global and GBMC equally. WNS Global has agreed to be responsible for power and water charges. The agreements may be terminated by the non-defaulting party by giving 30 days’ prior written notice in the event of a breach of any term of the agreement unless the breach is remedied within the 30 day period or in the event of insolvency. WNS Global may terminate the agreement by giving 180 days’ prior written notice.
Leave and License Agreement dated May 30, 2006 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Limited with respect to Plant 11.
On May 30, 2006, WNS Global entered into an agreement with GBMC pursuant to which GBMC granted a license to WNS Global to occupy office premises with an aggregate area of 69,611 square feet within the industrial building constructed by GMBC in Vikhroli, India, known as Plant 11, for a term of 33 months commencing on April 24, 2006 and renewable for a further term of 33 months at the option of WNS. The monthly license fee payable is Rs. 663,354. GBMC has agreed to pay for all existing taxes and outgoings in respect of the licensed premises including all municipal taxes, cess, duties, impositions and levies imposed by the Municipal Corporation of Greater Mumbai. Any future increases of such municipal taxes and outgoings subsequent to the first assessment will be borne by WNS Global and GBMC equally. WNS Global has agreed to be responsible for power, electricity and water charges and minor repair works. The agreement may be terminated by the non-defaulting party by giving 30 days’ prior written notice in the event of a breach of any term of the agreement unless such breach is remedied within the 30 day period or in the event of insolvency.

Leave and License Agreements dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd.
On December 29, 2006, WNS Global entered into four agreements with Sofotel Software Services Private Limited, or Sofotel, pursuant to which Sofotel granted a license to WNS Global to occupy office premises located in the Commercial Office Building with an aggregate area of 142,800 square feet for a term of 60 months commencing on January 1, 2007. The monthly license fees payable under each of the four agreements are Rs. 1,661,415, Rs. 1,635,469, Rs. 1,632,738 and Rs. 1,570,378, respectively, for the first 36 months. Thereafter, the license fees will increase by an amount not exceeding 15% by mutual agreement. The agreements may be terminated by the non-defaulting party by giving 90 days’ prior written notice in the event of a breach of a material term of the agreement unless such breach is remedied within the 90 day period or in the event of insolvency. WNS Global may terminate each agreement by giving 12 months’ prior written notice.
D. Exchange Controls
There are currently no Jersey or United Kingdom foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations. Jersey is in a monetary union with the United Kingdom. There are currently no limitations under Jersey law or our Articles of Association prohibiting persons who are not residents or nationals of United Kingdom from freely holding, voting or transferring our ordinary shares in the same manner as United Kingdom residents or nationals.

Exchange Rates
Substantially all of our revenue is denominated in pound sterling or US dollars and most of our expenses, other than payments to repair centers, are incurred and paid in Indian rupees. We report our financial results in US dollars. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The results of our operations are affected as the Indian rupee and the pound sterling appreciate or depreciate against the US dollar and, as a result, any such appreciation or depreciation will likely affect the market price of our ADSs in the US.
The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate:

	Period End(1)		Average(2)		High		Low
Fiscal Year:
2003	Rs.	47.53	Rs.	48.36	Rs.	49.07	Rs.	47.53
2004		43.40		45.78		47.46		43.40
2005		43.62		44.87		46.45		43.27
2006		44.48		44.21		46.26		43.05
2007		43.10		45.06		46.83		42.78

	Period End(1)		Average(3)		High		Low
Month:
December 2006	Rs.	44.11	Rs.	44.48	Rs.	44.70	Rs.	44.11
January 2007		44.07		44.21		44.49		44.07
February 2007		44.08		44.02		44.21		43.87
March 2007		43.10		43.79		44.43		42.78
April 2007		41.04		42.02		43.05		40.56
May 2007		40.36		40.57		41.04		40.14

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

(3)	Represents the average of the noon buying rate for all days during the period.
The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the noon buying rate:

	Period End(1)	Average(2)	High	Low
Fiscal Year:
2003	£0.63	£0.64	£0.70	£0.61
2004	0.54	0.59	0.65	0.53
2005	0.53	0.54	0.57	0.51
2006	0.57	0.56	0.58	0.52
2007	0.51	0.52	0.58	0.50

	Period End(1)	Average(3)	High	Low
Month:
December 2006	£0.51	£0.51	£0.51	£0.51
January 2007	0.51	0.51	0.52	0.50
February 2007	0.51	0.51	0.51	0.51
March 2007	0.51	0.51	0.52	0.51
April 2007	0.50	0.50	0.51	0.50
May 2007	0.51	0.50	0.51	0.50

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

(3)	Represents the average of the noon buying rate for all days during the period.

E. Taxation
Jersey Tax Consequences
General
The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares is based on the taxation law and practice in force at the date of this annual report, and does not constitute legal or tax advice and prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisors on the implications of subscribing for, buying, holding, selling, redeeming or disposing of ordinary shares (or ADSs) and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares (or ADSs) under the laws of the jurisdictions in which they may be taxed.
We are an “exempt company” within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2007. We will be required to pay an annual exempt company charge, which is currently £600, in respect of each subsequent calendar year during which we wish to continue to have “exempt company” status. The retention of “exempt company” status is conditional upon the Comptroller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Comptroller from time to time. The Comptroller of Income Tax has indicated that where more than ten persons are beneficially interested in an exempt company, a holding by Jersey residents of less than 10% of the share capital shall not be treated as a beneficial interest. The Comptroller of Income Tax has confirmed to us that no holding of ADSs held by Jersey residents will be treated as a beneficial interest in shares which would cause us to lose our “exempt company” status.
As an “exempt company,” we will not be liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For so long as we are an “exempt company,” payments in respect of the shares will not be subject to any taxation in Jersey, unless the shareholder is resident in Jersey, and no withholding in respect of taxation will be required on those payments to any holder of shares.
On June 3, 2003, the European Union, or the EU, Council of Economic and Finance Ministers reached political agreement on the adoption of a Code of Conduct on Business Taxation. Jersey is not a member of the EU; however, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey’s policy of constructive international engagement, it intends to propose legislation to replace the Jersey exempt company regime by January 1, 2008 with a general zero rate of corporate tax.
Currently, there is no double tax treaty or similar convention between the US and Jersey.
As part of an agreement reached in connection with the EU Savings Tax Directive income in the form of interest payments, and in line with steps taken by other relevant third countries, introduced with effect from July 1, 2005 a retention tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent established in Jersey (the terms “beneficial owner” and “paying agent” are defined in the EU Savings Tax Directive). The retention tax system applies for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. The transitional period will only end after all EU Member States apply automatic exchange of information and EU Member States unanimously agree that the US has committed to exchange of information upon request. During this transitional period, such an individual beneficial owner resident in an EU Member State is entitled to request a paying agent not to retain tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

The retention tax system and disclosure arrangements are implemented by means of bilateral agreements with each of the EU Member States, the Taxation (Agreements with European Union Member States) (Jersey) Regulations 2005 and Guidance Notes issued by the Policy & Resources Committee of the States of Jersey. Based on these provisions and the current practice of the Jersey tax authorities, dividend distributions to shareholders and income realized by shareholders in a Jersey company upon the sale, refund or redemption of shares do not constitute interest payments for the purposes of the retention tax system and therefore neither a Jersey company nor any paying agent appointed by it in Jersey is obliged to levy retention tax in Jersey under these provisions in respect thereof. However, the retention tax system could apply in the event that an individual resident in an EU Member State, otherwise receives an interest payment in respect of a debt claim (if any) owed by a company to the individual.
Taxation of Dividends
Under existing Jersey law, provided that the ordinary shares and ADSs are not held by, or for the account of, persons resident in Jersey for income tax purposes, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution, will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.
Shareholders who are resident in Jersey for Jersey income tax purposes suffer deduction of tax on payment of dividends by us at the standard rate of Jersey income tax for the time being in force.
Taxation of Capital Gains and Estate and Gift Tax
Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty is levied in Jersey on the issue or transfer of ordinary shares or ADSs. In the event of the death of an individual sole shareholder, duty at rates of up to 0.75% of the value of the ordinary shares or ADSs held may be payable on the registration of Jersey probate or letters of administration which may be required in order to transfer or otherwise deal with ordinary shares or ADSs held by the deceased individual sole shareholder.
US Federal Income Taxation
The following discussion describes certain material US federal income tax consequences to US Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to US Holders that hold the ADSs or ordinary shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the tax laws of the US as in effect on the date of this annual report and on US Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations, such as:
•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	US expatriates;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

In particular, it is noted that we are a controlled foreign corporation, or CFC, for US federal income tax purposes, and therefore, if you are a US shareholder owning 10% or more of our voting stock directly, indirectly and/or under the applicable attribution rules, the US federal income tax consequences to you of owning our ADSs or ordinary shares may be significantly different than those described below in several respects. If you own 10% or more of our voting stock directly, indirectly and/or under the applicable attribution rules, you should consult your own tax advisors regarding the US federal income tax consequences of your investment in our ADSs or ordinary shares.
US HOLDERS OF OUR ADSs OR ORDINARY SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND NON-US TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES.
The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for US federal income tax purposes:
•	a citizen or resident of the US;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more US persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.
If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for US federal income tax purposes.
Distributions
Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includable in your gross income in the year received (or deemed received) as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. We do not intend to calculate our earnings and profits under US federal income tax principles, therefore, a US Holder should expect that a distribution will be treated as a dividend. No dividends received deduction will be allowed for US federal income tax purposes with respect to dividends paid by us.
With respect to non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2011, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under Internal Revenue Service, or IRS, authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.
The amount of any distribution paid in pound sterling will be equal to the US dollar value of such pound sterling on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such pound sterling will be US source ordinary income or loss, subject to certain exceptions and limitations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain exceptions, for foreign tax credit purposes, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute foreign source income. You are urged to consult your tax advisors regarding the foreign tax credit limitation and source of income rules with respect to distributions on the ADSs or ordinary shares.
Sale or Other Disposition of ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of ADSs or ordinary shares, you generally will recognize a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your tax basis in such ADSs or ordinary shares. If the consideration you receive for the ADSs or ordinary shares is not paid in US dollars, the amount realized will be the US dollar value of the payment received. Your initial tax basis in your ADSs or ordinary shares will equal the US dollar value of the cost of such ADSs or ordinary shares, as applicable.
Subject to certain exceptions and limitations, capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares generally will be US source gain or loss and treated as long-term capital gain or loss, if your holding period in the ADSs or ordinary shares exceeds one year. Subject to the passive foreign investment company rules discussed below and other limitations, if you are a non-corporate US Holder, including an individual US Holder, any long-term capital gain will be subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.
Passive Foreign Investment Company
A non-US corporation is considered a passive foreign investment company, or PFIC, for any taxable year if either:
•	at least 75% of its gross income is passive income, or

•	at least 50% of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based on our current and anticipated operations and composition of our assets, we do not expect to be a PFIC in our current taxable year or future taxable years, although we can make no assurances in this regard. However, the application of the PFIC asset test in respect of our taxable year ended March 31, 2007 is uncertain because we were a CFC and the application of the PFIC asset test to a CFC in respect of its taxable year in which it becomes publicly traded after its first quarter is not clear.
If a CFC is a “publicly traded corporation” for the taxable year, the asset test is applied based on the value of its assets. Otherwise, the asset test is applied based on the adjusted bases of its assets as determined for the purposes of computing earnings and profits under US tax principles. In both cases, the determination is made on the basis of a quarterly average. It is not clear, however, how the asset test should be applied to a CFC in respect of its taxable year in which it becomes a publicly traded corporation after the first quarter. We were a CFC for our taxable year ended on March 31, 2007, and we completed our initial public offering of our ADSs on the NYSE on July 31, 2006. As a result, it is not clear how the asset test applies to us in respect of our taxable year ended March 31, 2007. If the asset test must be applied entirely based on the adjusted bases of our assets during our taxable year ended March 31, 2007 (the least favorable interpretation of the asset test), there is risk that we may be treated as a PFIC in respect of our taxable year ended March 31, 2007. However, if a more favorable interpretation of the asset test can be applied (for example, if the value of our assets can be used for this purpose for at least the quarters during which our ADSs were traded on the NYSE), we believe that we were not a PFIC in respect of our taxable year ended March 31, 2007.
It may be reasonable for US Holders to adopt a more favorable interpretation of the asset test for purposes of determining and reporting the US federal income tax consequences of their investment in the ADSs or ordinary shares, although US Holders should consult their own tax advisers regarding the reasonableness of this position. US Holders also should note that the IRS could seek to apply the least favorable interpretation of the asset test.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” or qualified electing fund (“QEF”) election (if available) as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution.
Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge normally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
In addition, if we are a PFIC, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such subsidiaries that are directly or indirectly owned by us in that proportion which the value of the shares you own so bears to the value of all of our shares, and may be subject to the adverse tax consequences described above with respect to the shares of such subsidiaries that you would be deemed to own.
If we are a PFIC, you may avoid taxation under the rules described above by making a QEF election to include your share of our income on a current basis in any taxable year that we are a PFIC, provided that we agree to furnish you annually with certain tax information. However, we do not presently intend to prepare or provide such information.
Alternatively, if the ADSs are “marketable stock” (as defined below), you can avoid taxation under the unfavorable PFIC rules described above in respect of the ADSs by making a mark-to-market election in respect of the ADSs by the due date (determined with regard to extensions) for your tax return in respect of your first taxable year during which we are treated as a PFIC. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income in each of your taxable years during which we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. Further, distributions would be taxed as described above under “— Distributions,” except that the preferential dividend rates with respect to “qualified dividend income” would not apply. You will not be required to recognize mark-to-market gain or loss in respect of your taxable years during which we were not at any time a PFIC.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NYSE, or other market, as defined in the applicable US Treasury regulations. Our ADSs are listed on the NYSE and consequently, if you hold ADSs the mark-to-market election would be available to you, provided that the ADSs are traded in sufficient quantities. US Holders of ADSs or ordinary shares should consult their own tax advisors as to whether the ADSs or ordinary shares would qualify for the mark-to-market election.
You also generally can make a “deemed sale” election in respect of any time we cease being a PFIC, in which case you will be deemed to have sold, at fair market value, your ADSs or ordinary shares (and shares of our PFIC subsidiaries, if any, that you are deemed to own) on the last day of our taxable year immediately prior to our taxable year in respect of which we are not a PFIC. If you make this deemed sale election, you generally would be subject to the unfavorable PFIC rules described above in respect of any gain realized on such deemed sale, but as long as we are not a PFIC for future years, you would not be subject to the PFIC rules for those future years.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you would be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or ordinary shares and the elections discussed above.
US Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Publicly filed documents concerning our company which are referred to in this annual report may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room at the Commission’s principal office, 100 F Street, N.E., Washington D.C. 20549, after payment of fees at prescribed rates.
The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. We have made all our filings with the Commission using the EDGAR system.
I. Subsidiary Information
For more information on our subsidiaries, please see “Item 4. Information on the Company — C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
A. General
Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.
Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.
The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

B. Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, borrowing strategies and ensuring compliance with market risk limits and policies.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, approximately 86% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) in fiscal 2007 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures. See “Item 5. Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”
Our exchange rate risk primarily arises from our foreign currency-denominated receivables and payables. Based upon our level of operations during fiscal 2007, a sensitivity analysis shows that a 5.0% appreciation in the pound sterling against the US dollar would have increased revenue less repair payments in fiscal 2007 by approximately $6 million. Conversely, a 5.0% depreciation in the pound sterling against the US dollar would have decreased revenue less repair payments in fiscal 2007 by approximately $6 million. Similarly, a 5.0% depreciation in the Indian rupee against the US dollar would have decreased our expenses incurred and paid in Indian rupee in fiscal 2007 by approximately $8.3 million. Conversely, a 5.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupees during the fiscal 2007 by approximately $8.3 million.
Interest Rate Risk
We do not carry any interest rate risk on our current short-term borrowing as the rate is contractually fixed for the entire term of such borrowing.
Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, accounts receivable from related parties, accounts receivables from others and bank deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. Our cash equivalents, bank deposits and restricted cash are invested with banks with high investment grade credit ratings. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily based in Europe and North America. We monitor the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in our financial statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On July 31, 2006, we completed our initial public offering of our ADSs on the NYSE. We sold an aggregate of 4,473,684 ADSs representing 4,473,684 ordinary shares and the selling shareholders sold an aggregate of 8,290,024 ADSs, representing 8,290,024 ordinary shares. The price per ADS was $20.00. The managing underwriters of our initial public offering were Morgan Stanley & Co. International Limited, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
The registration statement on Form F-1 (File No. 333-135590) filed by us in connection with our initial public offering was declared effective on July 25, 2006. An aggregate of 12,763,708 ordinary shares, each represented by ADSs, were registered and sold pursuant to the registration statement. The aggregate price of the offering amount registered and sold was $255.3 million.
The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled $10.8 million, consisting of $5.8 million for underwriting discounts and commissions, and approximately $5 million for other expenses. The amount of expenses incurred by the selling shareholders, which were underwriting discounts and commissions, in connection with the offering totaled $10.8 million. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.
The net proceeds from the offering to us, after deduction of fees and expenses, amounted to $78.7 million. As of the date hereof, we have used approximately $30.0 million towards the acquisition of Marketics, deposited approximately $37.0 million in term deposits and deposited the balance in demand deposits.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.
Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2007, the end of the period covered by this report, our disclosure controls and procedures were effective.
Internal Control over Financial Reporting
In May 2006, as part of our fiscal 2006 audit process, our independent auditors notified our audit committee of certain significant deficiencies in our internal controls. The significant deficiencies noted by our independent auditors related to our lack of sufficient senior personnel with US GAAP knowledge, the manual nature and the inadequate review procedures of our financial statement closing process, and the lack of a formal approval process of related party transactions with companies in which members of our management have a controlling ownership interest.
Management has implemented the following changes to remediate the significant deficiencies described above and enhance our internal control over financial reporting:
•	Improved our corporate accounting and financial reporting function by hiring additional finance and accounting personnel with financial reporting expertise, including senior level finance personnel with US GAAP experience;

•	Commenced a training program designed to ensure that finance and accounting personnel receive timely training on US GAAP and current developments on US GAAP accounting issues;

•	Engaged the services of an internationally recognized external consulting firm to assist us on an on-going basis to analyze and understand the US GAAP accounting impact of material current and proposed new transactions;

•	Established formal review and sign-off procedures relating to our financial statement close process and regular discussions with our independent auditors on accounting issues relating to non-routine transactions;

•	Designed, tested and in the process of implementing the global consolidation function within our existing financial accounting system which will automate the consolidation process relating to our financial statement close procedures and facilitate the generation of financial reports; and

•	Established formal procedures for the approval of related party transactions.
Pursuant to temporary relief granted by the Commission to all newly public companies, this annual report on Form 20-F does not include either management’s assessment on the company’s internal control over financial reporting or a report from our registered public accounting firm attesting to management’s report on the company’s internal control over financial reporting. We will be required to include management’s assessment on our internal control over financial reporting and the auditor’s attestation report in our annual report on Form 20-F for our fiscal year ending March 31, 2008.
Changes in Internal Control over Financial Reporting
Except for the remedial measures described above, there have not been any changes in internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee members are Messrs. Eric Herr (Chairman), Deepak Parekh, Richard O. Bernays and Guy Sochovsky. Each of Messrs. Herr, Parekh and Bernays is an independent director pursuant to the applicable rules of the Commission and the NYSE. Sir Anthony Armitage Greener, who satisfies the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act, will be appointed as a member of our audit committee in place of Mr. Sochovsky upon his resignation as our director in July 2007. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our Board of Directors has determined that Mr. Herr qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.
ITEM 16B. CODE OF ETHICS
We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, senior management and employees. We have posted the code on our website at www.wnsgs.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young has served as our independent registered public accounting firm since fiscal 2003. The following table shows the fees we paid or accrued for the audit and other services provided by Ernst & Young for fiscal 2007 and 2006.

	Fiscal
	2007	2006
	(in thousands)
Audit fees	$400,000	$620,000
Audit-related fees	250,000	80,000
Tax fees	327,414	92,000
All other fees	224,900	1,950,000
Audit fees. This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the Commission.
Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include internal control reviews of new systems, program and projects; review of security controls and operational effectiveness of systems.
Tax fees. This category includes fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities and tax planning services.
All other fees. This category includes fees billed for due diligence related to acquisitions, accounting assistance, audits in connection with proposed or completed acquisitions and employee benefit plans audits. In addition, fees incurred under this category in fiscal 2006 included fees incurred in connection with our initial public offering.
Audit Committee Pre-approval Process
Our audit committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit. All of the services provided by Ernst & Young during the last fiscal year have been approved by the audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2007.
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18 for a list of our consolidated financial statements included elsewhere in this annual report.
ITEM 18. FINANCIAL STATEMENTS
The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended –– incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended –– incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement dated as of July 18, 2006 among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) –– incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 13, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited –– incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1*	Share Purchase Agreement dated April 20, 2007 among, WNS (Mauritius) Limited, Marketics Technologies (India) Private Limited and the selling shareholders named therein.

4.2*	Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services (Private) Ltd.

4.3	Lease Deed dated March 10, 2005 between M/s DLF Cyber City and WNS Global Services (Private) Ltd. –– incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.4	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Ltd. with respect to the lease of office premises with an aggregate area of 59,202 square feet at Plant 10 –– incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.5*	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Ltd. with respect to the lease of office premises with an area of 4,867 square feet at Plant 10.

4.6*	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Ltd. with respect to the lease of office premises with an aggregate area of 20,360 square feet at Plant 10.

4.7	Leave and License Agreement dated May 30, 2006 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Ltd. with respect to Plant 11 –– incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.8*	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Limited with respect to the lease of office premises with an aggregate area of 36,500 square feet in the Commercial Office Building.

4.9*	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 35,930 square feet in the Commercial Office Building.

4.10*	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 35,870 square feet in the Commercial Office Building.

4.11*	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 34,500 square feet in the Commercial Office Building.

4.12	WNS (Holdings) Limited 2002 Stock Incentive Plan –– incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.13	Form of WNS (Holdings) Limited 2006 Incentive Award Plan –– incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

8.1*	List of subsidiaries of WNS (Holdings) Limited.

12.1 *	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 *	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 *	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of Ernst & Young independent registered public accounting firm.

*	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: June 26, 2007

WNS (HOLDINGS) LIMITED

By:	/s/ Neeraj Bhargava
Name:	Neeraj Bhargava
Title:	Chief Executive Officer

INDEX TO WNS (HOLDINGS) LIMITED’S CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited the accompanying consolidated balance sheets of WNS (Holdings) Limited as of March 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WNS (Holdings) Limited at March 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R) (revised 2004), Share-Based Payment, effective April 1, 2006 and, SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, effective March 31, 2007.

ERNST & YOUNG
Mumbai, India
June 4, 2007

WNS (HOLDINGS) LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	March 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$112,340	$18,549
Bank deposits	12,000	—
Accounts receivable, net of allowance of $364 and $373, respectively	40,340	25,976
Accounts receivable — related parties	252	2,105
Funds held for clients	6,589	3,047
Employee receivables	1,289	922
Prepaid expenses	2,162	1,225
Prepaid income taxes	3,225	2,488
Deferred tax assets	701	353
Other current assets	4,524	2,730

Total current assets	183,422	57,395
Goodwill	37,356	33,774
Intangible assets, net	7,091	8,713
Property and equipment, net	41,830	30,623
Deposits	3,081	2,990
Deferred tax assets	3,101	1,308

TOTAL ASSETS	$275,881	$134,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$18,505	$22,238
Accounts payable — related parties	246	836
Accrued employee costs	18,492	11,173
Deferred revenue — current	9,827	8,994
Income taxes payable	88	726
Obligation under capital leases — current	13	184
Deferred tax liabilities	—	368
Other current liabilities	16,239	8,781

Total current liabilities	63,410	53,300
Obligation under capital leases — non current	—	2
Deferred revenue — non current	5,051	—
Deferred rent	1,098	824
Accrued pension liability	771	163
Deferred tax liabilities — non current	23	2,350
Commitments and contingencies
Shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, Authorized: 50,000,000 and 40,000,000 shares, respectively;
Issued and outstanding: 41,842,879 and 35,321,511 shares, respectively	6,519	5,290
Additional paid-in-capital	154,952	62,228
Ordinary shares subscribed: 30,022 and 4,346 shares, respectively	137	10
Retained earnings	30,685	4,104
Deferred share-based compensation	—	(582)
Accumulated other comprehensive income	13,235	7,114

Total shareholders’ equity	205,528	78,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$275,881	$134,803

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Year ended March 31,
	2007	2006	2005
Revenue
Third parties	$345,216	$186,500	$144,666
Related parties	7,070	16,309	17,507

	352,286	202,809	162,173
Cost of revenue (a)	271,174	145,730	140,254

Gross profit	81,112	57,079	21,919
Operating expenses
Selling, general and administrative expenses (a)	52,461	36,347	24,887
Amortization of intangible assets	1,896	856	1,416

Operating income (loss)	26,755	19,876	(4,384)
Other income, net (a)	2,500	456	172
Interest expense	(100)	(429)	(496)

Income (loss) before income taxes	29,155	19,903	(4,708)
Provision for income taxes	(2,574)	(1,574)	(1,068)

Net income (loss)	$26,581	$18,329	$(5,776)

Basic income (loss) per share	$0.69	$0.56	$(0.19)

Diluted income (loss) per share	0.65	0.52	(0.19)

(a) Includes the following related party amounts:
Cost of revenue	$1,849	$1,250	$1,756
Selling, general and administrative expenses	793	481	402
Other income	368	250	—
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(Amounts in thousands, except share data)

					Retained		Accumulated
			Additional	Ordinary	earnings	Deferred	other	Total
	Ordinary shares		paid-in-	shares	(accumulated	share-based	comprehensive	shareholders’
	Number	Par value	capital	subscribed	deficit)	compensation	income	equity
Balance at April 1, 2004	30,795,888	$4,510	$42,433	$233	$(8,449)	$(88)	$8,021	$46,660

Shares issued for exercised options	398,665	75	667	(233)	—	—	—	509
Stock options exercised	—	—	—	157	—	—	—	157
Stock options forfeited	—	—	(7)	—	—	7	—	—
Deferred share-based compensation	—	—	429	—	—	(429)	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	222	—	222
Comprehensive loss:
Net loss	—	—	—	—	(5,776)	—	—	(5,776)
Foreign currency translation	—	—	—	—	—	—	1,179	1,179

Total comprehensive loss								(4,597)

Balance at March 31, 2005	31,194,553	4,585	43,522	157	(14,225)	(288)	9,200	42,951

Shares issued for exercised options	1,710,936	286	2,901	(157)	—	—	—	3,030
Shares issued to a Director	150,000	26	876	—	—	—	—	902
Shares issued for acquisition of Trinity Partners Inc.	2,266,022	393	13,354	—	—	(635)	—	13,112
Stock options exercised	—	—	—	10	—	—	—	10
Stock options forfeited	—	—	(51)	—	—	51	—	—
Deferred share-based compensation	—	—	166	—	—	(166)	—	—
Purchase of immature shares and modification of options	—	—	1,460	—	—	—	—	1,460
Amortization of deferred share-based compensation	—	—	—	—	—	456	—	456
Comprehensive income:
Net income	—	—	—	—	18,329	—	—	18,329
Foreign currency translation	—	—	—	—	—	—	(2,086)	(2,086)

Total comprehensive income								16,243

Balance at March 31, 2006	35,321,511	$5,290	$62,228	$10	$4,104	$(582)	$7,114	$78,164

Shares issued for exercised options	2,047,684	398	6,147	(10)	—	—	—	6,535
Shares issued in initial public offering (‘IPO’)	4,473,684	831	77,828		—	—	—	78,659
Stock options exercised	—	—		137	—	—	—	137
Stock options forfeited	—	—	(7)	—	—	7	—	—
Share-based compensation charge	—	—	3,064	—	—	—	—	3,064
Excess tax benefits from exercise of share-based options	—	—	5,692	—	—	—	—	5,692
Amortization of deferred share-based compensation	—	—	—	—	—	575	—	575
Cumulative effect of adoption of SFAS No.158	—	—	—	—	—	—	(138)	(138)
Comprehensive income:
Net income	—	—	—	—	26,581	—	—	26,581
Change in fair value of cash flow hedges	—	—	—	—	—	—	337	337
Foreign currency translation	—	—	—	—	—	—	5,922	5,922

Total comprehensive income								32,840

Balance at March 31, 2007	41,842,879	$6,519	$154,952	$137	$30,685	$—	$13,235	$205,528

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended March 31,
	2007	2006	2005
Cash flows from operating activities
Net income (loss)	$26,581	$18,329	$(5,776)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	16,662	11,308	9,857
Share-based compensation	3,683	1,922	239
Amortization of deferred financing cost	—	125	15
Allowance for doubtful accounts	(33)	101	69
Gain on sale of property and equipment	(57)	(32)	—
Deferred income taxes	(4,122)	(1,028)	(71)
Excess tax benefits from share-based compensation	(5,692)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(10,022)	(2,976)	(8,687)
Other current assets	(6,629)	628	(503)
Deposits	(37)	(1,067)	(779)
Accounts payable	(5,975)	(290)	(1,990)
Deferred revenue	8,159	(2,193)	5,887
Other liabilities	16,800	10,019	3,560

Net cash provided by operating activities	39,318	34,846	1,821

Cash flows from investing activities
Acquisitions, net of cash acquired	(938)	(3,862)	—
Purchase of property and equipment (See Note 12)	(27,475)	(14,893)	(18,267)
Proceeds from sale of property and equipment	1,841	77	—
Bank deposits	(12,000)	—	—

Net cash used in investing activities	(38,572)	(18,678)	(18,267)

Cash flows from financing activities
Proceeds from IPO, net of expenses	78,787	—	—
Excess tax benefits from share-based compensation	5,692	—	—
Ordinary shares issued and subscribed	6,672	3,942	666
Principal payments under capital leases	(173)	(299)	(372)
Proceeds from note payable, net of financing cost	—	—	9,860
Repayment of note payable	—	(10,000)	—

Net cash provided by (used in) financing activities	90,978	(6,357)	10,154

Effect of exchange rate changes on cash and cash equivalents	2,068	(361)	566
Net increase (decrease) in cash and cash equivalents	93,791	9,450	(5,726)
Cash and cash equivalents at beginning of year	18,549	9,099	14,825

Cash and cash equivalents at end of year	$112,340	$18,549	$9,099

Supplemental disclosure of cash flow information:
Cash paid for interest	$118	$440	$424
Cash paid (refund) for income taxes	709	2,288	(749)
Assets acquired under capital leases	—	—	115
Shares issued for the acquisition of Trinity Partners Inc.	—	13,747	—
See accompanying notes.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
1. ORGANIZATION AND DESCRIPTION OF BUSINESS
WNS (Holdings) Limited (“WNS Holdings”), along with its wholly-owned subsidiaries, is a global Business Process Outsourcing (“BPO”) company with client service offices in New York (US), London (UK) and delivery centers in UK, US, India and Sri Lanka. The Company’s clients are primarily in the travel, banking, financial services and insurance industries. WNS Holdings is incorporated in Jersey, Channel Islands, and is controlled by the Warburg Pincus Group.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of preparation
The accompanying consolidated financial statements include the accounts of WNS Holdings and its wholly-owned subsidiaries (the “Company”) and are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). All inter-company balances and transactions have been eliminated upon consolidation. An acquired business is included in the Company’s consolidated statement of operations with effect from the date of the acquisition.
The Company uses the United States Dollar (“$”) as its reporting currency.
     Use of estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company’s balance sheets and the amounts of revenue and expenses reported for each of its periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, income taxes, determining impairment on long-lived assets, intangibles and goodwill, evaluating the effectiveness of currency hedges, share-based compensation and accounting for defined benefit plans. Actual results could differ from those estimates.
     Foreign currency translation
The Company’s foreign operations use their respective local currency as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into $ at exchange rates in effect at the balance sheet date, while revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.
Foreign currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses are recorded in the consolidated statement of operations within other income.
     Revenue recognition
BPO services comprise back office administration, data management, contact center management and auto claims handling services provided by subsidiaries in India, Sri Lanka, United States and the United Kingdom. Depending on the terms of the arrangement, revenue from back office administration, data management and contact center management is recognized on a per employee, per transaction or cost-plus basis. Revenue is only recognized when persuasive evidence of an arrangement exists, services have been rendered, the fee is determinable and collectibility is reasonably assured. Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all recognition criteria have been met. However, the costs related to the performance of such work are recognized in the period the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
The Company has certain minimum commitment arrangements that provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. Where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. When the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in a subsequent year, the Company recognizes deferred revenue for the shortfall which has been invoiced and received. To the extent the Company has sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recorded as revenue in that period. In order to determine whether the Company has sufficient experience, the Company considers several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and the Company, (ii) the length of time for which the Company has such historical experience, (iii) future volume expected based on projections received from the client, and (iv) the Company’s internal expectations of ongoing volume with the client. Otherwise the deferred revenue will remain until such time when the Company can conclude that it will not receive revenue in excess of the minimum commitment.
Revenue includes reimbursements of out-of-pocket expenses, with the corresponding out of pocket expenses included in cost of revenue.
Auto claims handling services include claims handling and administration (“Claims Handling”) and arranging for repairs with repair centers across the United Kingdom and the related payment processing for such repairs (“Accident Management”). With respect to Claims Handling, the Company receives fees either on a per-claim basis or over a contract period. Revenue is recognized over the estimated processing period, which currently ranges from two to three months or on a straight line basis over the period of the contract. In certain cases, the fees is contingent upon the successful recovery of a claim by the customer. In these circumstances, the revenue is deferred until the contingency is resolved.
In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by “Emerging Issues Task Force” No 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of operations. Factors considered in determining whether the Company is the principal in the transaction include whether (i) the Company is the primary obligor, (ii) the Company negotiates labor rates with repair centers, (iii) the Company determines which repair center should be used, (iv) the Company is responsible for timely and satisfactory completion of repairs, and (v) the Company bears the risk that the customer may not pay for the services provided (credit risk). If there are circumstances where the above criteria are not met and therefore the Company is not the principal in providing Accident Management services, amounts received from customers are presented net of payments to repair centers in the consolidated statement of operations. Third party revenue also includes referral fees from repair centers.
     Cost of revenue
Cost of revenue includes payments to repair centers, salaries and related expenses, facilities costs including depreciation and amortization on leasehold improvements, communication expenses and out-of-pocket expenses. Cost of revenue during a transfer period, which includes process set up, training, systems transfer and other personnel costs, are recognized as incurred.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
In January 2004, the Company entered into a seven-year contract with a new customer to outsource their back-office and contact center operations. The contract contemplated a transfer period of approximately one year during which the customer’s resources were available to the Company. The cost of such customer’s resources during the transfer period, aggregating to $19,159 during the year ended March 31, 2005, is included in cost of revenue.
     Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents.
     Bank deposits
Bank deposits consist of term deposits with an original maturity of more than three months.
     Funds held for clients
Some of the Company’s agreements allow the Company to temporarily hold funds on behalf of the client. The funds are segregated from the Company’s funds and there is usually a short period of time between when the Company receives these funds from an insurance company and when the clients are paid.
     Accounts receivable
Accounts receivable represent trade receivables, net of an allowance for doubtful accounts. The allowance for doubtful accounts represents the Company’s best estimate of receivables that are doubtful of recovery based on a specific identification basis.
The changes in the allowance for doubtful accounts for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Year ended March 31,
	2007	2006	2005
Balance at the beginning of the year	$373	$284	$210
Charged to operations	164	134	217
Write-off, net of collections	(132)	(20)	(83)
Reversal	(65)	(13)	(65)
Translation adjustment	24	(12)	5

Balance at the end of the year	$364	$373	$284

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
     Property and equipment
Property and equipment, which include amounts recorded under capital leases, are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset description	Asset life (in years)
Computers and software	3
Furniture, fixtures and office equipment	4-5
Vehicles	3
Leasehold improvements	Lesser of estimated useful life or lease term
Advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date are disclosed under the caption capital work-in-progress in Note 4.
Property and equipment are reviewed for impairment if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the property and equipment to the estimated future undiscounted net cash flows expected to be generated by the property and equipment. If estimated future undiscounted cash flows are less than the carrying amount of the property and equipment, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The fair value is determined based on valuation techniques such as discounted cash flows or comparison to fair values of similar assets. There were no impairment charges recognized during the years ended March 31, 2007, 2006 and 2005.
     Goodwill and intangible assets
Goodwill is not amortized but is reviewed for impairment annually or more frequently if indicators arise. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions. As of March 31, 2007, no impairment had occurred.
Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period. As of March 31, 2007, no impairment had occurred. Amortization of the Company’s definite lived intangible assets is computed using the straight-line method over the estimated useful lives of the assets which are as follows:

Asset description	Asset life (in months)
Customer contracts and customer relationship	24 – 60*
Know-how	24
Covenant not-to-compete	24

*	The weighted average amortization period for intangibles from the date of purchase is 59 months

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
          Income taxes
The Company applies the asset and liability method of accounting for income taxes as described in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes” . Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized to reduce the deferred tax assets to an amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income and the effect of temporary differences.
The Company evaluates potential exposures related to tax contingencies or claims made by the tax authorities in various jurisdictions and determines if a reserve is required.
          Employee benefits
          Defined contribution plans
Eligible employees of the Company in India receive benefits from a Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.
Eligible United States employees of the Company participate in a savings plan (“the Plan”) under Section 401(k) of the United States Internal Revenue Code (“the Code”). The Plan allows for employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions to the Plan. The Plan provides that the Company can make optional contributions up to the maximum allowable limit under the Code.
Eligible United Kingdom employees of the Company contribute to a defined contribution pension scheme operated in the United Kingdom and an equal amount is contributed by the Company. The pension expense represents contributions payable to the fund by the Company. The assets of the scheme are held separately from those of the Company in an independently administered fund.
The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of operations (See Note 8).
          Defined benefit plan
Employees in India and Sri Lanka are entitled to benefits under the Gratuity Act, a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees at retirement, death, incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment (subject to a maximum of approximately $8 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India and AVIVA Life Insurance Company Private Limited (together “Fund Administrators”) to fund the gratuity liability of two Indian subsidiaries. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. Sri Lanka, and one Indian subsidiary have unfunded gratuity obligations.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
On March 31, 2007, the Company adopted the recognition, measurement and disclosure provisions of SFAS No. 158 Employer Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R). SFAS No. 158 requires the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the balance sheet as of March 31, 2007, with a corresponding adjustment to accumulated other comprehensive income. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, which was previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of SFAS No. 87 “Employers Accounting for Pensions”. This amount will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158. The impact of adopting these provisions was an increase in the accrued pension liability of $138 and a decrease in shareholders equity of $138.
          Advertising costs
Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs for the years ended March 31, 2007, 2006 and 2005 were $1,440, $1,013 and $544, respectively.
          Derivative financial instruments
SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.
To protect against exchange gains (losses) on forecasted inter-company revenue, the Company has instituted a foreign currency cash flow hedging program. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income in current earnings during the period of change.
The operating entity in India hedges a part of its forecasted inter-company revenue denominated in foreign currencies with forward contracts and options which generally have a term of less than a year. When the functional currency of the operating entity strengthens significantly against a currency other than the operating entity’s functional currency, the decline in value of future foreign currency revenue is offset by gains in the value of the forward contracts designated as hedges. Conversely, when the functional currency of the operating entity weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The fair value of both the foreign currency forward contracts and options are reflected in other assets or other liabilities as appropriate. The Company does not use forward and option contracts for trading purposes.
During the year ended March 31, 2007, the net gain or loss related to the ineffective portion of the derivative instruments was immaterial. At March 31, 2007, unrealized gain of $337 on derivative instruments included in other comprehensive income is expected to be reclassified to earnings during the next six months. The forecasted inter-company revenue discussed above relates to cost of revenue of certain non-Indian subsidiaries and is recorded by those subsidiaries in their functional currency at the time services are provided. The resulting difference upon the elimination of inter-company revenue with the related cost of revenue is recorded in other income and amounted to a net loss of $1,408 for the year ended March 31, 2007.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
          Earnings per share
Basic income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the year. Diluted income (loss) per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding. As the Company was in a loss position for the year ended March 31, 2005, the potential ordinary shares were excluded from the calculation of diluted income (loss) per share as the shares would have had an anti-dilutive effect.
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2007	2006	2005
Numerator:
Net income (loss)	$26,581	$18,329	$(5,776)
Denominator:
Basic weighted average ordinary shares outstanding	38,608,188	32,874,299	30,969,658
Dilutive impact of stock options	2,512,309	2,155,467	—

Diluted weighted average ordinary shares outstanding	41,120,497	35,029,766	30,969,658

          Share-based compensation
In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Prior to April 1, 2006, the Company accounted for its employee share-based compensation plan using the intrinsic value method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”. Effective April 1, 2006, the Company adopted SFAS No. 123(R), using the prospective transition method. Under that transition method, non public entities that used the minimum-value method (whether for financial statement recognition or for pro forma disclosure purposes) continue to account for non vested equity awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption.
In accordance with the provisions of SFAS No.123(R) share based compensation for all awards granted, modified or settled on or after April 1, 2006 that the Company expects to vest is recognized on a straight line basis over the requisite service period, which is generally the vesting period of the award.
SFAS No.123(R) requires the use of a valuation model to calculate the fair value of share-based awards. The Company elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. Restricted Share Units are measured based on the fair market value of the underlying shares on the date of grant.
As a result of adopting SFAS No. 123(R) on April 1, 2006, the Company’s income before income taxes and net income for the year ended March 31, 2007, were lower by $667 and $303, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the year ended March 31, 2007 would have remained unchanged if the Company had continued to account for share-based compensation under APB Opinion No. 25.
The Company has elected to use the “with and without” approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. As a result, the Company only recognizes tax benefit from share-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
SFAS No. 123(R) requires the cash flows resulting from the tax benefits related to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. Approximately $5,692 of excess tax benefit classified as a financing cash flow would have been classified as an operating cash flow if the Company had not adopted SFAS No. 123(R).
          Fair value of financial instruments
The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, employee receivables, other current assets, accounts payable and other current liabilities approximate their fair value due to the short-term maturity of these items.
          Concentration of risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, funds held for clients and accounts receivable. A substantial portion of Company’s cash and cash equivalents are invested with financial institutions and banks located in the United States and the United Kingdom having high investment grade credit ratings.
Accounts receivable are unsecured and are derived from revenue earned from customers in the travel, banking, financial services, insurance, and healthcare industries based primarily in the United States and the United Kingdom. The Company monitors the credit worthiness of its customers to whom it grants credit terms in the normal course of its business. Management believes there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the consolidated financial statements.
          Reclassifications
Certain amounts in the prior year’s financial statements and related notes have been reclassified to conform to the current year’s presentation.
          Recently issued accounting standards
In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS No. 109, “Accounting for Income Taxes”, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. A tax position must be more-likely-than-not of realization to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal year beginning April 1, 2007, and the provisions of FIN 48 will be applied to all tax positions upon its initial adoption with the cumulative effect of the change in accounting principle recognized as an adjustment to opening retained earnings. The Company is currently evaluating the impact of the application of FIN 48 on its consolidated financial statements.
In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. SFAS No. 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance for the determination of fair value, and establishes a fair value hierarchy for assessing the sources of information used in fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on April 1, 2008.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
3. ACQUISITIONS
During the year ended March 31, 2007, the Company acquired the business of PRG Airlines Services Limited (‘PRG’) and GHS Services (‘GHS’) for the aggregate amount of $1,145 which included transaction costs of $110. PRG is in the business of conducting fare audits for airlines to identify inaccuracies in the fare, class and others with a view to recover revenue leakages from the airline customer. GHS provides finance and accounting services to restaurants and pizza centers. These acquisitions were accounted for under the purchase method of accounting in accordance with SFAS No.141, “Business Combinations”. The results of operations of the acquisitions have been included in the Company’s Statement of Operations from the respective dates of acquisition. The fair value of identifiable intangible assets has been determined based on standard valuation techniques. The Company has preliminarily recorded $897 of goodwill, $166 of identifiable intangible assets and $82 of net tangible assets in connection with these acquisitions. The proforma effects of these acquisitions were not significant to the consolidated results of operations of the Company.
During the year ended March 31, 2006, the Company acquired the entire share capital of Trinity Partners Inc. (‘Trinity’) for a total consideration of $19,777, including $175 of transaction costs. The total purchase consideration comprised of a cash payment of $6,814 and 2,107,901 shares of WNS (Holdings) Limited.
Trinity, together with its wholly owned subsidiary in India, provides business process outsourcing services and information technology delivery solutions to customers in the financial services industry in the United States. The Company recorded $8,889 of goodwill, $9,420 of identifiable intangible assets and $1,468 of net tangible assets in connection with this acquisition.
The Company granted 104,716 shares to certain selling shareholders of Trinity in consideration for employment contracts. The fair value of such shares amounting to approximately $678 is recorded as compensation and has been recognized as compensation expense over the period of the employment contract, which is one year. Accordingly the Company recorded compensation expense of $433 and $245 for the years ended March 31, 2007 and 2006, respectively. An additional 53,405 shares were issued to another selling shareholder who is a customer. The fair value of these shares amounted to $324 and is being amortized over the term of the customer contract (5 years) and accounted for as a reduction of revenue.
4. PROPERTY AND EQUIPMENT
The major classes of property and equipment are as follows:

	March 31,
	2007	2006
Computers and software	$37,753	$27,021
Furniture, fixtures and office equipment	29,217	19,915
Vehicles	1,710	1,012
Leasehold improvements	17,884	9,857
Capital work-in-progress	776	1,874

	87,340	59,679
Accumulated depreciation and amortization	(45,510)	(29,056)

Property and equipment, net	$41,830	$30,623

Depreciation expense, including amortization of assets recorded under capital leases, amounted to $14,766, $10,452 and $8,441 for the years ended March 31, 2007, 2006 and 2005, respectively. Capital work-in-progress includes advances for property and equipment of $45 and $600 as at March 31, 2007 and 2006, respectively.
Computers on capital leases at March 31, 2007 and 2006 were $1,524 and $1,329, respectively. The related accumulated amortization at March 31, 2007 and 2006 was $1,509 and $1,174, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
5. GOODWILL AND INTANGIBLES
The components of intangible assets are as follows:

	March 31, 2007
		Accumulated
	Gross	amortization	Net
Customer contracts	$13,666	$8,369	$5,297
Customer relationships	2,482	688	1,794
Know-how	316	316	—
Covenant not-to-compete	100	100	—

	$16,564	$9,473	$7,091

	March 31, 2006
		Accumulated
	Gross	amortization	Net
Customer contracts	$12,945	$6,396	$6,549
Customer relationships	2,340	176	2,164
Know-how	310	310	—
Covenant not-to-compete	100	100	—

	$15,695	$6,982	$8,713

The estimated annual amortization expense based on current intangible balances for fiscal years beginning April 1, 2007 is as follows:

Year ending March 31	Amount
2008	$1,994
2009	1,962
2010	1,934
2011	1,201

$7,091

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
The changes in the carrying value of goodwill by segment (refer to note 14) were as follows:

	WNS	WNS Auto
	Global BPO	Claims BPO	Total
Balance at April 1, 2005	$4,132	$22,418	$26,550
Goodwill arising on acquisition	8,889	—	8,889
Foreign currency translation	(65)	(1,600)	(1,665)

Balance at March 31, 2006	12,956	20,818	33,774
Goodwill arising on acquisitions	897	—	897
Foreign currency translation	84	2,601	2,685

Balance at March 31, 2007	$13,937	$23,419	$37,356

6. INCOME TAXES
The Company’s provision for income taxes consists of the following:

	March 31,
	2007	2006	2005
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	(6,696)	(2,602)	(1,139)

	(6,696)	(2,602)	(1,139)

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	4,122	1,028	71

	4,122	1,028	71

	$(2,574)	$(1,574)	$(1,068)

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on enacted tax rates in each subsidiary’s jurisdiction. Income (loss) before income taxes for the years ended March 31, 2007, 2006 and 2005, primarily arose in the following jurisdictions:

	Year ended March 31,
Jurisdiction	2007	2006	2005
India	$19,909	$16,053	$(7,416)
United States	1,401	(1,163)	420
United Kingdom	6,517	5,821	1,653
Other	1,328	(808)	635

Income (loss) before income taxes	$29,155	$19,903	$(4,708)

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
The Company’s Indian operations are eligible to claim income-tax exemption with respect to profits earned from export revenue from an operating unit registered under the Software Technology Parks of India (“STPI”). The benefit is available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2009. The Company had ten, ten and nine delivery centers for the years ended March 31, 2007, 2006 and 2005, respectively. The benefits expire in stages from April 1, 2006 to April 1, 2009. The Company is also eligible for a tax exemption with respect to the profits earned from operations in Sri Lanka.
The additional income tax expense at the statutory rate in India and Sri Lanka, if the tax exemption was not available, would have been approximately $9,204, $4,998 and $783 for the years ended March 31, 2007, 2006 and 2005, respectively. The impact of such additional tax on basic and diluted income per share for the year ended March 31, 2007 would have been approximately $0.24 and $0.22, respectively ($0.15 and $0.14, respectively, for the year ended March 31, 2006; basic and diluted loss per share of $0.03 for the year ended March 31, 2005).
The following is a reconciliation of the Jersey statutory income tax rate with the effective tax rate:

	Year ended March 31,
	2007	2006	2005
Net income (loss) before taxes	$29,155	$19,903	$(4,708)
Enacted tax rates in Jersey	0%	0%	0%

Statutory income tax	—	—	—
Provision due to:
Foreign minimum alternative taxes and state taxes	—	—	(8)
Differential foreign tax rates	(2,138)	(1,454)	(1,036)
Others	(436)	(120)	(24)

Provision for income taxes	$(2,574)	$(1,574)	$(1,068)

The components of deferred tax assets and liabilities are as follows:

	March 31,
	2007	2006
Deferred tax assets:
Property and equipment	$1,941	$1,047
Net operating loss carry forward	707	1,418
Accruals deductible on actual payment	506	262
Share-based compensation	673	207
Foreign tax credit	252	156

Total deferred tax assets	4,079	3,090
Less: valuation allowances	(277)	(246)

Deferred tax assets, net of valuation allowances	3,802	2,844

Deferred tax liabilities:
Property and equipment	(9)	(48)
Intangibles	(14)	(3,485)
Tax on undistributed profits of a subsidiary	—	(368)

Total deferred tax liabilities	(23)	(3,901)

Net deferred tax assets (liabilities)	$3,779	$(1,057)

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
The classification of deferred tax assets (liabilities) is as follows:

	March 31,
	2007	2006
Current
Deferred tax assets	$701	$353
Deferred tax liabilities	—	(368)

Net current deferred tax assets (liabilities)	$$701	$(15)

Non current
Deferred tax assets	$3,378	$1,554
Less: valuation allowance	(277)	(246)

	3,101	1,308
Deferred tax liabilities	(23)	(2,350)

Net non current deferred tax assets (liabilities)	$3,078	$(1,042)

At March 31, 2007, the Company had net operating loss carry forwards aggregating to $953 in the UK with no expiration date and $1,091 in the US (excluding losses arising from unrecognized tax benefit from share based awards of $14,994) which expire between 2023-2026. The Company has recorded a valuation allowance related to losses incurred by an entity that currently does not have operations but could potentially have taxable income in the future.
At March 31, 2007, the Company had net operating loss carry forwards aggregating to $33,075, of which $25,346 expires between 2012 and 2015. The Company has not recorded a deferred tax asset for these carried forward losses as there is uncertainty regarding the availability of such operating loss in subsequent years.
At March 31, 2007 and 2006, the Company maintained a tax reserve of $1,606 and $1,400, respectively, for tax contingencies related to tax return filings in various jurisdictions. Management reviews the adequacy of the tax reserve at each reporting period and makes adjustments when necessary based on current facts and circumstances. The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in each of its tax jurisdictions. The number of years with open tax audits varies depending on the tax jurisdiction. A number of years may lapse before a particular matter is audited and finally resolved. In evaluating the exposure associated with various filing positions, the Company records an estimated reserve for probable exposures. Based on the Company’s evaluation of current tax positions, the Company believes it has appropriately accrued for probable exposures. The Company includes its estimated reserve for probable exposures in other current liabilities.
Deferred income taxes on undistributed earnings of foreign subsidiaries have not been provided as such earnings are deemed to be permanently reinvested.
7. DEFERRED REVENUE
Deferred revenue comprises of:

	March 31,
	2007	2006
Payments in advance of services	$10,946	$333
Advance billings	2,743	6,880
Claims handling	795	1,025
Other	394	756

	$14,878	$8,994

Other includes revenue deferred due to the absence of persuasive evidence of an arrangement.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
8. RETIREMENT BENEFITS
          Defined contribution plans
During the years ended March 31, 2007, 2006 and 2005, the Company contributed the following amounts to defined contribution plans:

	Year ended March 31,
	2007	2006	2005
Provident fund — India	$3,153	$1,839	$968
Pension scheme — UK	542	404	445
401(k) plan — US	422	225	191

	$4,117	$2,468	$1,604

          Defined benefit plan — gratuity
The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plans assets for the years ended March 31, 2007 and 2006, and the accumulated benefit obligation at March 31, 2007 and 2006, as follows:

	Year ended March 31,
	2007	2006
Change in projected benefit obligations
Obligation at beginning of the year	$759	$494
Translation adjustment	21	(9)
Service cost	490	205
Interest cost	53	35
Benefits paid	(75)	(65)
Business combination	—	26
Actuarial loss	23	73

Benefit obligation at end of the year	$1,271	$759

Change in plan assets
Plan assets at beginning of the year	$451	$333
Translation adjustment	9	(6)
Actual return	32	35
Actual contributions	83	154
Benefits paid	(75)	(65)

Plan assets at end of the year	$500	$451

Funded status	$(771)	$(308)
Unrecognized net loss	—	145

Net amount recognized	$(771)	$(163)

Accumulated benefit obligation at end of the year	$747	$528

The underfunded status of the plan of $771 and $163 at March 31, 2007 and 2006, respectively, is recorded as a long-term liability.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)

	Year ended March 31,
	2007	2006	2005
Net periodic gratuity cost Service cost	$490	$205	$143
Interest cost	53	35	24
Expected return on plan asset	(35)	(27)	(26)
Amortization	35	8	20

Net periodic gratuity cost for the year	$543	$221	$161

The assumptions used in accounting for the gratuity plan are set out as below:

	Year ended March 31,
	2007	2006	2005
Discount rate	9.8%	8.0%	8.0%
Rate of increase in compensation levels	9%-11% for 5 years and 7%-9% thereafter	9% — 11% for 5 years and 7%-9% thereafter	9.0% for 5 years and 7.0% thereafter
Rate of return on plan assets	7.5%	7.5%	7.0%
The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium. Plan assets are invested in lower risk assets, primarily debt securities.
The Company expects to contribute $253 for the year ended March 31, 2008. The expected benefit payments from the fund as of March 31, 2007 are as follows:

Year ending March 31	Amount
2008	$330
2009	349
2010	379
2011	425
2012	411
2013-2017	963

$2,857

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
The cumulative effect of adopting the provisions of SFAS No. 158 on the Company’s statement of financial position at March 31, 2007 are presented in the following table:

	At March 31, 2007
	Prior to	Effect of	As reported at
	adopting SFAS No.	adopting SFAS No.	March 31, 2007
Accrued pension liability	$633	$138	$771
Accumulated other comprehensive income	$13,373	$(138)	$13,235
The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of operations for the year ended March 31, 2007, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Included in accumulated other comprehensive income at March 31, 2007 is the cumulative effect of adoption of SFAS No. 158 amounting to $138 that has not yet been recognized in net periodic pension cost. The amount included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended March 31, 2008 is $10. No plan assets are expected to be returned to the Company during the year ended March 31, 2008.
9. ACCUMULATED OTHER COMPREHENSIVE INCOME
The changes within each classification of accumulated other comprehensive income (loss) for the years ended March 31, 2007, 2006 and 2005 is as follows:

		Changes in	Cumulative	Total accumulated
	Cumulative	fair value of	effect of	other
	translation	Cash flow	adoption of	comprehensive
	adjustment	hedges	SFAS No. 158	income
Balance at April 1, 2005	$9,200	—	—	$9,200
Change during the year	(2,086)	—	—	(2,086)

Balance at March 31, 2006	7,114	—	—	7,114
Change during the year	5,922	337	(138)	6,121

Balance at March 31, 2007	$13,036	$337	$(138)	$13,235

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
10. SHAREHOLDERS’ EQUITY
WNS Holdings has one class of ordinary shares and the holder of each share is entitled to one vote per share. Ordinary shares subscribed relates to options exercised as of the year end but the corresponding shares were not issued at year end.
On July 31, 2006, the Company completed its IPO of American Depositary Shares (“ADSs”), priced at US$20 per ADS (one ADS is equivalent to one ordinary share). 12,763,708 ADSs were issued of which 4,473,684 related to new ordinary shares and 8,290,024 related to shares sold by selling shareholders. The Company received gross proceeds of $89,474 from the IPO and incurred $10,815 towards underwriting discounts and commissions and offering expenses.
11. SHARE BASED COMPENSATION
Share-based compensation expense recognized during the years ended March 31, 2007, 2006 and 2005 were as follows:

	Year ended March 31,
	2007	2006	2005
Share based compensation recorded in
Cost of revenue	$995	$127	$35
Selling, general and administrative expenses	2,688	1,795	204

Total share based compensation	3,683	1,922	239

Recognized income tax benefit	(671)	—	—

During the year ended March 31, 2006, the Company recorded compensation expense of approximately $972 related to the purchase of immature shares (shares held by employees for less than six months after exercise of stock options) by a principal shareholder and approximately $488 relating to modification of options.
          Share-based options
The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006 (collectively referred to as “the Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of upto three years. The Company settles employee share based option exercises with newly issued ordinary shares. As of March 31, 2007, the Company had 2,125,058 ordinary shares available for future grants.
A summary of option activity under the Plans as of March 31, 2007, and changes during the year then ended is presented below:

			Weighted average
		Weighted average	remaining contract	Aggregate
	Shares	exercise price	term (in years)	intrinsic value

Outstanding at April 1, 2006	3,938,404	$4.39
Granted	754,000	22.2
Forfeited	(127,297)	8.1
Lapsed	(16,223)	3.28
Exercise of options	(2,047,684)	2.8

Outstanding at March 31, 2007	2,501,200	$10.86	8.5	$45,732

Options vested and exercisable	616,590	$4.8	7.5	$15,007
Options expected to vest	1,819,254	$12.4	8.5	$29,659

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the closing stock price of $29.14 of the Company’s ADS (one ADS is equivalent to one ordinary share) on March 31, 2007.
The aggregate intrinsic value of options exercised during the years ended March 31, 2007, 2006 and 2005 was $55,466, $8,661 and $417, respectively. The total grant date fair value of options vested during the years ended March 31, 2007, 2006 and 2005 was $2,197, $1,153 and $769, respectively. Total cash received as a result of option exercises during the year ended March 31, 2007 was approximately $6,672. In connection with these exercises the company receives tax benefits in the US and the UK tax jurisdiction which is equal to the difference between the exercise price and the market price on the date of exercise. Such tax benefit realized by the Company for the year ended March 31, 2007 was $5,899. The adoption of SFAS No. 123(R) requires cash flow classification of certain tax benefits received from share option exercises beginning April 1, 2006. Of the total tax benefits realized, the Company classified excess tax benefits from share-based compensation of $5,692 as cash flows from financing activities rather than cash flows from operating activities for the year ended March 31, 2007.
As of March 31, 2007, there was $6,907 of unrecognized compensation cost related to outstanding share options, net of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 2.4 years. To the extent the forfeiture rate is different than what the Company has anticipated, compensation expense related to these awards will be different from the Company’s expectations.
The fair value of options granted during the year ended March 31, 2007 was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following assumptions:

Expected life	6 years
Risk free interest rates	4.9%
Volatility	48.6%
Dividend yield	0%
The expected life is based on the midpoint of the vesting and the contracted term of the option and the risk free interest rate is based on United States Treasury instruments. Volatility was calculated based on the historical volatility of similar public companies. The Company will assess expected volatility by reference to the Company’s historical stock price volatility when such data provides a meaningful benchmark to make such assessment. Forfeitures are estimates based on the Company’s historical analysis of actual stock option forfeitures. The Company does not currently pay cash dividends on its ordinary shares and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero. The weighted average grant date fair value of options granted during the years ended March 31, 2007, 2006 and 2005 was $11.74, $3.2 and $3.4, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
          Restricted Shares Units (“RSUs”)
The Company granted RSUs during the year ended March 31, 2007. Each RSU represents the right to receive one ordinary share and vests in three equal annual installments. The fair value of each restricted stock unit is generally the market price of the Company’s stock on the date of grant.
The Company granted 298,500 RSUs during the year ended March 31, 2007. All the RSUs are non-vested as of March 31, 2007 and are expected to vest. The RSUs have a weighted average remaining contract term of 9.38 years and aggregate intrinsic value of $8,698 as of March 31, 2007.
As of March 31, 2007, there was $5,316 of unrecognized compensation cost related to unvested RSU, net of forecasted forfeitures. This amount is expected to be recognized over a weighted average period of 2.42 years. To the extent the forfeiture rate is different than what the Company has anticipated, share based compensation related to these awards will be different from the Company’s expectations.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
12. RELATED PARTY TRANSACTIONS

Name of the related party	Relationship
Warburg Pincus	Principal shareholder
British Airways Plc. (upto July 31, 2006)	Principal shareholder and significant customer
Flovate Technologies Limited (“Flovate”)	A company of which a member of management is a principal shareholder
Datacap Software Private Limited (“Datacap”)	A company of which a member of management is a principal shareholder
The transactions and the balance outstanding with these parties are described below:

				Amount receivable
				(payable) at
	Year ended March 31,			March 31,
Nature of transaction/related party	2007	2006	2005	2007	2006
Revenue
British Airways	$4,913	$14,663	$16,369	$10	$1,530
Warburg Pincus and its affiliates	2,157	1,646	1,138	242	288
Cost of revenue
Flovate	1,849	1,216	1,745	(134)	—
Datacap	—	34	11	—	—
Selling, general and administrative expense
Warburg Pincus affiliate	202	193	19	—	—
Flovate	554	288	383	—	—
Datacap	37	—	—	—	—
Property and equipment additions
Warburg Pincus affiliate	2,112	559	1,859	(17)	(53)
Flovate	2,163	1,552	1,161	(95)	(783)
Other income
Flovate	368	250	—	—	287

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
13. OTHER INCOME, NET
Other income, net comprises of:

	Year ended March 31,
	2007	2006	2005
Foreign exchange loss, net	$(1,388)	$(402)	$(102)
Interest income	3,468	439	264
Gain on sale of property and equipment	101	32	—
Other (See Note 12)	319	387	10

	$2,500	$456	$172

14. SEGMENTS
The Company had several operating segments including travel, insurance, auto claims (WNS Assistance) and others, including knowledge services and healthclaims.
The Company believes that the business process outsourcing services that it provides to customers in industries such as travel, insurance, Ntrance and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. However, WNS Assistance (“WNS Auto Claims BPO”), which provides automobile claims handling services, does not meet the aggregation criteria under SFAS No. 131. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers is recognized as revenue. The Company uses revenue less repair payments as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.

	Year ended March 31, 2007
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments (a)	Total
Revenue from external customers	$193,518	$158,768	$—	$352,286

Segment revenue	194,992	158,768	(1,474)	352,286
Payments to repair centers	—	132,586	—	132,586

Revenue less repair payments	194,992	26,182	(1,474)	219,700
Depreciation	12,782	1,984	—	14,766
Other costs	154,948	19,126	(1,474)	172,600

Segment operating income	27,262	5,072	—	32,334
Unallocated share-based compensation expense				(3,683)
Amortization of intangible assets				(1,896)
Other income				2,500
Interest expense				(100)

Income before income taxes				29,155
Provision for income taxes				(2,574)

Net income				$26,581

Capital expenditure	$24,731	$2,744	$—	$27,475

Segment assets, net of eliminations as at March 31, 2007	$206,366	$69,515	$—	$275,881

Two customers in the WNS Global BPO segment accounted for more than 10% each of the Company’s revenue for the year ended March 31, 2007.

(a) This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)

	Year ended March 31, 2006
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	segments (a)	Total
Revenue from external customers	$123,226	$79,583	$—	$202,809

Segment revenue	125,229	79,583	(2,003)	202,809
Payment to repair centers	—	54,904	—	54,904

Revenue less repair payments	125,229	24,679	(2,003)	147,905
Depreciation	8,677	1,775	—	10,452
Other costs	99,040	17,762	(2,003)	114,799

Segment operating income	17,512	5,142	—	22,654
Unallocated share-based compensation expense				(1,922)
Amortization of intangible assets				(856)
Other income				456
Interest expense				(429)

Income before income taxes				19,903
Provision for income taxes				(1,574)

Net income				$18,329

Capital expenditure	$12,689	$2,204	$—	$14,893

Segment assets, net of eliminations as at March 31, 2006	$92,415	$42,388	$—	$134,803

One customer in the WNS Global BPO segment accounted for 13% of the Company’s revenue for the year ended March 31, 2006.

(a) This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)

	Year ended March 31, 2005
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments (a)	Total
Revenue from external customers	$76,982	$85,191	$—	$162,173

Segment revenue	78,595	85,191	(1,613)	162,173
Payments to repair centers	—	63,186	—	63,186

Revenue less repair payments	78,595	22,005	(1,613)	98,987
Depreciation	6,905	1,536	—	8,441
Other costs (b)	77,772	17,116	(1,613)	93,275

Segment operating income (loss)	(6,082)	3,353	—	(2,729)
Unallocated share-based compensation expense				(239)
Amortization of intangible assets				(1,416)
Other income				172
Interest expense				(496)

Loss before income taxes				(4,708)
Benefit for income taxes				1,068

Net loss				$(5,776)

Capital expenditure	$16,343	$1,924	$—	$18,267

Segment assets, net of eliminations as at March 31, 2005	$48,709	$49,270	$—	$97,979

Two customers in the WNS Global BPO segment accounted for over 10% each of the Company’s revenue for the year ended March 31, 2005.

(a) This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO for business process outsourcing services rendered by the former to the latter.
(b) WNS Global BPO includes cost of customer resources of $19,159 during a transfer period. Refer to Note 2, cost of revenue.
The Company’s revenue by geographic area is as follows:

	Year ended March 31,
	2007	2006	2005
UK	$189,854	$126,866	$105,552
US	80,767	49,134	28,004
Europe (excludes UK)	78,955	25,421	27,730
Other	2,710	1,388	887

	$352,286	$202,809	$162,173

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
The Company’s long-lived assets by geographic area are as follows:

	March 31,
	2007	2006
UK	$25,852	$23,720
India	57,084	29,324
US	2,382	18,621
Other	959	1,445

	$86,277	$73,110

15. COMMITMENTS AND CONTINGENCIES
          Leases
The Company has entered into various non-cancelable operating lease agreements for certain offices with original lease periods expiring between 2007 and 2015. The Company is also required to pay a portion of the related operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. Certain of these arrangements have free or escalating rent payment provisions. The Company recognizes rent expense under such arrangements on a straight line basis.
Future minimum lease payments under capital leases and non-cancelable operating leases consisted of the following at March 31, 2007:

	Capital	Operating
Year ending March 31,	leases	leases
2008	$12	$10,815
2009	2	9,212
2010	—	8,126
2011	—	7,117
2012	—	4,962
Thereafter	—	3,488

Total minimum lease payments	$14	$43,720

Amounts representing interest	(1)

Present value of net minimum lease payments	$13

Obligation under capital leases:
Long-term	—
Current	13

	$13

Rental expenses for operating leases with step rents are recognized on a straight-line basis over the minimum lease term. Rental expense recognized without a corresponding cash payment is reported as deferred rent in the consolidated balance sheet. Rental expense for the years ended March 31, 2007, 2006 and 2005 was $9,096, $6,535 and $4,323, respectively.
          Bank guarantees and other
Certain subsidiaries in India hold bank guarantees aggregating $294 and $457 as at March 31, 2007 and 2006, respectively. These guarantees have a remaining expiry term of approximately one to four years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities in India, aggregating to $301 and $457 at March 31, 2007 and 2006, respectively, are included in other current assets. These deposit represents cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Amounts in thousands, except per share data)
Amounts payable for commitments to purchase of property and equipment (net of advances), aggregated to $1,964 and $4,309 as at March 31, 2007 and 2006, respectively.
At March 31, 2007, the Company had an unused line of credit of Rs.370,000 ($8,502).
16. SUBSEQUENT EVENTS
AVIVA Sri Lanka Facility
On January 1, 2007, AVIVA, one of the major customers of the Company, exercised its call option provided under the Company’s contract with AVIVA, requiring the Company to transfer the AVIVA Sri Lanka facility to AVIVA effective July 1, 2007. The Company does not expect to recognize a significant gain or loss with respect to this transition.
Acquisitions
Marketics Technologies (India) Private
On April 22, 2007 the Company signed a definitive agreement for acquisition of Marketics Technologies (India) Private Limited (“Marketics”), engaged in offshore analytics services for a cash consideration of $30 million. The Share Purchase Agreement also provides for a contingent earn-out consideration of an amount not exceeding $35 million, if certain performance targets are met. The Company is in the process of completing the purchase price allocation and expects to include the results of operations of Marketics from May 1, 2007.
Flovate Technologies Limited
On March 12, 2007, the Company signed a non-binding letter of intent for the acquisition of Flovate Technologies Limited, which is engaged in the development and maintenance of software products and solutions.