Form 20-F
period 2008-03-31
WNS (HOLDINGS) LTD
filed 2008-08-01
CIK 1356570

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number 001-32945
WNS (Holdings) Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Jersey, Channel Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli(W)
Mumbai 400 079, India
(91-22) 4095-2100
(Address and Telephone Number of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered
American Depositary Shares, each represented by one Ordinary Share, par value 10 pence per share	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of March 31, 2008, 42,363,100 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 19,415,759 ordinary shares were held in the form of 19,415,759 American Depositary Shares, or ADSs. Each ADS represents one ordinary share.
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
Large accelerated filer ☐          Accelerated filer ☑          Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:
•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to attract and retain clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process outsourcing industry;

•	political or economic instability in India, Sri Lanka and Jersey;

•	worldwide economic and business conditions;

•	our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited, or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, as described below; and

•	our ability to successfully consummate strategic acquisitions.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The selected consolidated statement of income data presented below for fiscal 2008, 2007 and 2006, and the selected consolidated balance sheet data as of March 31, 2008 and 2007, have been derived from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data presented below for fiscal 2005 and 2004 and the selected consolidated balance sheet data as of March 31, 2006, 2005 and 2004 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our results expected for any future period.
You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended March 31,
	2008	2007	2006	2005	2004
		(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue	$459.9	$352.3	$202.8	$162.2	$104.1
Cost of revenue(1)	363.3	271.2	145.7	140.3	89.7

Gross profit	96.5	81.1	57.1	21.9	14.4
Operating expenses:
Selling, general and administrative expenses(1)	72.7	52.5	36.3	24.9	18.8
Amortization of intangible assets	2.9	1.9	0.9	1.4	2.6
Impairment of goodwill, intangibles and other assets(2)	15.5	—	—	—	—

Operating income (loss)	5.5	26.8	19.9	(4.4)	(7.0)
Other income, net	9.2	2.5	0.5	0.2	0.3
Interest expense	—	(0.1)	(0.4)	(0.5)	(0.1)

Income (loss) before income taxes	14.7	29.2	19.9	(4.7)	(6.8)
Provision for income taxes	(5.2)	(2.6)	(1.6)	(1.1)	—

Net income (loss)	$9.5	$26.6	$18.3	$(5.8)	$(6.7)

Income (loss) per share/ADS:
Basic	$0.23	$0.69	$0.56	$(0.19)	$(0.22)
Diluted	$0.22	$0.65	$0.52	$(0.19)	$(0.22)
Weighted—average shares/ADSs outstanding (basic)	42,070,206	38,608,188	32,874,299	30,969,658	30,795,888
Weighted—average shares/ADSs outstanding (diluted)	42,945,028	41,120,497	35,029,766	30,969,658	30,795,888

	As of March 31,
	2008	2007	2006	2005	2004
	(US dollars in millions)
Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	$102.7	$112.3	$18.5	$9.1	$14.8
Bank deposits and marketable securities	8.1	12.0	—	—	—
Accounts receivable, net	47.9	40.6	28.1	25.2	18.1
Other current assets(3)	23.4	18.5	10.8	9.7	9.5
Total current assets	182.1	183.4	57.4	44.0	42.5
Deposits and deferred tax asset	15.4	6.2	4.3	2.6	1.3
Goodwill and intangible assets, net	96.9	44.5	42.5	26.7	27.6
Deferred contract costs — non current	1.3	—	—	—	—
Property and equipment, net	50.8	41.8	30.6	24.7	15.3

Total assets	346.5	275.9	134.8	98.0	86.6
Liabilities and Shareholders’ Equity
Note payable	—	—	—	10.0	—
Accrual for earn out payment	33.7	—	—	—	—
Total current liabilities	78.1	63.4	53.3	54.8	39.4
Deferred tax liabilities — non-current	1.8	0.0	2.3	—	—
Other non-current liabilities(4)	5.7	7.0	1.0	0.2	0.5
Total shareholders’ equity	227.2	205.5	78.2	43.0	46.7

Total liabilities and shareholders’ equity	$346.5	$275.9	$134.8	$98.0	$86.6

The following tables set forth for the periods indicated selected consolidated financial data:

	For the Year Ended March 31,
	2008	2007	2006	2005	2004
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$459.9	$352.3	$202.8	$162.2	$104.1
Gross profit as a percentage of revenue	21.0%	23.0%	28.1%	13.5%	13.8%
Operating income (loss) as a percentage of revenue	1.2%	7.6%	9.8%	(2.7)%	(6.7)%
Other Unaudited Consolidated Financial and Operating Data:
Revenue less repair payments(5)	$290.7	$219.7	$147.9	$99.0	$49.9
Gross profit as a percentage of revenue less repair payments	33.2%	36.9%	38.6%	22.1%	28.9%
Operating income (loss) as a percentage of revenue less repair payments	1.9%	12.2%	13.4%	(4.4)%	(14.1)%
Number of employees (at period end)	18,104	15,084	10,433	7,176	4,472

Notes:

(1)	Includes the following share-based compensation amounts:

	For the Year Ended March 31,
	2008	2007	2006	2005	2004
	(US dollars in millions)
Cost of revenue	$2.4	$1.0	$0.1	$0.0	$0.0
Selling, general and administrative expenses	4.4	2.7	1.8	0.2	0.2
(2)	We recorded an impairment charge of $8.9 million on the goodwill, $6.4 million on intangible assets and $0.2 million on other assets acquired in the purchase of Trinity Partners Inc., or Trinity Partners.

(3)	Consists of funds held for clients, employee receivables, prepaid expenses, prepaid income taxes, deferred tax assets and other current assets.

(4)	Consists of obligation under capital leases — non-current, deferred revenue — non-current, deferred rent and accrued pension liability.

(5)	Revenue less repair payments is a non-GAAP measure. See the explanation below, as well as “Item 5. Operating and Financial Review and Prospects — Overview” and notes to our consolidated financial statements included elsewhere in this annual report. The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	For the Year Ended March 31,
	2008	2007	2006	2005	2004
	(US dollars in millions)
Revenue	$459.9	$352.3	$202.8	$162.2	$104.1
Less: Payments to repair centers	169.2	132.6	54.9	63.2	54.2

Revenue less repair payments	$290.7	$219.7	$147.9	$99.0	$49.9

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
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 50.6% to $459.9 million in fiscal 2008 from $202.8 million in fiscal 2006. Our revenue less repair payments has grown at a compound annual growth rate of 40.2% to $290.7 million in fiscal 2008 from $147.9 million in fiscal 2006. Our employees have increased to 18,104 as of

March 31, 2008 from 10,433 as of March 31, 2006. In January 2008, we launched a 133-seat facility in Bucharest, Romania, to deliver finance and accounting, and customer support services across a range of industries in French, German, Italian and Spanish to clients with European operations. In addition, in fiscal 2008, we set up new delivery centers in Pune, Mumbai, Gurgaon, and Bangalore. Our majority owned subsidiary, WNS Philippines Inc., set up a delivery center in the Philippines in April 2008. WNS Philippines Inc. is a joint venture company set up with Advanced Contact Solutions, Inc., a leader in business process outsourcing, or BPO, services and customer care in the Philippines. We now have delivery centers in five locations in India, Sri Lanka, Romania, the Philippines and the UK. In fiscal 2009, we intend to set up new delivery centers in Mumbai, Nashik, Gurgaon and Pune. In July 2008, we entered into a transaction with AVIVA International Holdings Limited, or AVIVA, consisting of a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and a master services agreement with AVIVA MS, or the AVIVA master services agreement, pursuant to which we will provide BPO services to AVIVA’s UK and Canadian businesses. Aviva Global was the business process offshoring subsidiary of AVIVA. See “Item 5. Operating and Financial Review and Prospects — Overview — Recent Developments” for more details on this transaction. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.
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
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. For fiscal 2008 and 2007, our five largest clients accounted for 57.3% and 55.2% of our revenue and 42.2% and 45.7% of our revenue less repair payments, respectively.
First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, and 6.0% and 7.5% our revenue less repair payments, respectively. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. The loss of revenue from FMFC materially reduced our revenue in fiscal 2008.
Our contracts with another major client, AVIVA, provide Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenues generated by the Sri Lanka facility. From April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and for the three months ended June 30, 2007 and 2006, the Sri Lanka facility accounted for 1.8% and 2.7% of our revenue, respectively, and 2.8% and 3.1% of our revenue less repair payments, respectively. In fiscal 2007 and 2006, the Sri Lanka facility accounted for 1.9% and 3.3% of our revenue, respectively, and 3.0% and 4.5% of our revenue less repair payments, respectively. With the transaction that we entered into with AVIVA in July 2008 described above, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we will continue to retain ownership of the Pune facility and we expect these facilities to continue to generate revenues for us under the AVIVA master services agreement. However, we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

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
Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the United States. Any decrease in demand for outsourced services in these industries or economic slowdowns or factors that affect the worldwide economic and business conditions could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry and the travel industry. In fiscal 2008 and 2007, 57.4% and 61.8% of our revenue, respectively, and 32.7% and 38.7% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel industry contributed 22.5% and 22.8% of our revenue, respectively, and 35.6% and 36.6% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. A downturn in any of our targeted industries, particularly the BFSI or travel industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, following the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 0.9% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, respectively, and 6.0% and 7.5% our revenue less repair payments, respectively. The downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations.
Further, a downturn in worldwide economic and business conditions may result in our clients reducing or postponing their outsourced business requirements, which may in turn decrease the demand for our services and adversely affect our results of operations. In particular, our revenues are highly dependent on the economic health of Europe and the United States. In fiscal 2008 and 2007, 74.5% and 76.3% of our revenue, respectively, and 59.7% and 62.0% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 24.7% and 22.9% of our revenue, respectively, and 39.1% and 36.8% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the United States). Any weakening of the European or United States economy may have an adverse impact on our revenue.
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
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. In fiscal 2008, our attrition rate for associates (employees who execute business processes for our clients following their completion of a six-month probationary period) was approximately 38.4% which we believe is broadly in line with our peers in the offshore business process outsourcing industry. There is significant competition in India for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
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
We may not be successful in achieving the expected benefits from our transaction with AVIVA in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, the bank loan that we have incurred to fund the transaction may put a strain on our financial position.
In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and the AVIVA master services agreement pursuant to which we will provide BPO services to AVIVA’s UK and Canadian businesses. We completed the acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. There are also two facilities in Chennai and Pune, India, which are operated by third party BPO providers but in respect of which Aviva Global has exercised its option to require such BPO providers to transfer such facilities to Aviva Global. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the transfer of the Pune facility is expected to occur in August 2008. The total consideration for the transaction was approximately £115 million (approximately $229 million based on the noon buying rate as of June 30, 2008), subject to adjustments for cash, debt and the enterprise values of the companies holding the Chennai and Pune facilities which will be determined on their respective transfer dates to Aviva Global. We incurred a bank loan of $200 million to fund, together with cash in hand, the consideration for the transaction.
No assurance can be given that the transfer of the Pune facility to Aviva Global described above will be successfully completed on a timely basis or at all. Although, in the event there is any delay in the transfer of the facility, AVIVA MS has agreed to pay us an amount equal to the profit margin we would have received from such facility during the period of delay, a delay in the transfer may impact our ability to achieve the expected benefits from the transaction within a target time frame. In addition, we will need to integrate Aviva Global’s various facilities with the rest of our business. We cannot assure you that such integration will be successful. Failure to integrate the acquisition or to manage growth effectively could adversely affect our business, results of operations, financial condition and cash flows. We may not be able to grow our revenues, expand our service offerings and market share, or achieve the accretive benefits that we expected from the acquisition of Aviva Global and the AVIVA master services agreement.

Furthermore, the bank loan that we have incurred to fund the transaction may put a strain on our financial position. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on the bank loan, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	require us to seek lender’s consent prior to paying dividends on our ordinary shares; and

•	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.
In addition, the current rate of interest payable on the bank loan is US dollar LIBOR plus 3% per annum. However, this interest rate is subject to change as we have agreed that the arrangers for the bank loan have the right at any time prior to the completion of the syndication of the bank loan to change the pricing of the bank loan if any such arranger determines that such change is necessary to ensure a successful syndication of the bank loan. We expect the syndication of the bank loan to be completed by March 31, 2009. An increase of 1% in the interest rate payable on our outstanding bank loan will increase the interest payable by $2 million per annum. There is no assurance that the interest rate for the bank loan will not increase in the future and any increase in interest rate may adversely affect our business, results of operations, financial condition and cash flows.
Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, because of rapid economic growth in India, increased demand for business process outsourcing to India and increased competition for skilled employees in India, wages for comparably skilled employees in India are increasing at a faster rate than in the US and Europe, which may reduce this competitive advantage. In addition, if the US dollar or the pound sterling further declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel industry experience seasonal changes in their operations in connection with the year-end holiday season and the school year, as well as episodic factors such as adverse weather conditions or strikes by pilots or air traffic controllers. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, health scares (such as severe acute respiratory syndrome, or SARS, and avian influenza, or bird flu) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.
Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts representing 26.4% of our revenue and 20.6% of our revenue less repair payments from our clients in fiscal 2008 will expire on or before March 31, 2009. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
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
The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected.
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

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Sri Lanka, Romania, the Philippines and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
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
We have operations in India, Sri Lanka, Romania, the Philippines and the UK, and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, Sri Lanka, Mauritius, the US and the UK. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
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
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, Business Applications Associate Limited, or BizAps, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2008, and Chang Limited in April 2008. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale on reasonable terms, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations and any acquisition we do complete may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions could have a material adverse effect on our operating results. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Acquisitions also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.
As of March 31, 2008, we had goodwill and intangible assets of approximately $87.5 million and $9.4 million, respectively, which primarily resulted from the purchases of Marketics, Flovate, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services (Private) Limited, or WNS Global. Under US GAAP, we are required to review our goodwill, intangible or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.
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
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.
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
Under the Indian Finance Act, 2000, except for one delivery center located in Mumbai, all our delivery centers in India benefit from a ten-year holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2008 as a result of the tax holiday, compared to approximately $11.5 million that we would have incurred if the tax holiday had not been available for that period.
The Indian Finance Act, 2000 phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. In May 2008, the government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. The tax holiday enjoyed by our delivery centers in India expires in stages: on

April 1, 2009 for one of our delivery centers located in Pune and on April 1, 2010 for our other delivery centers located in Mumbai, Pune, Gurgaon, Bangalore and Nashik, except for the tax holiday enjoyed by two of our delivery centers located in Mumbai and Nashik which expired on April 1, 2007 and April 1, 2008, respectively. When our Indian tax holiday expires or terminates, or if the government of India withdraws or reduces the benefits of the Indian tax holiday, our Indian tax expense will materially increase and this increase will have a material impact on our results of operations. In the absence of a tax holiday, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2008, was 33.99%.
In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT, at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. As a result of this amendment to the tax regulations, we became subject to MAT and are required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions.
In addition, in May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and restricted share units, or RSUs, granted to employees. The fringe benefit tax is payable by the employer at the current rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, we have amended the terms of our 2002 Stock Incentive Plan and the 2006 Incentive Award Plan to allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we are seeking clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.
In 2005, the government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. However, the Ministry of Finance in India has expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits of the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs.
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
Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services.
Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
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
The average Indian rupee/US dollar exchange rate was approximately Rs. 40.13 per $1.00 (based on the noon buying rate) in fiscal 2008, which represented an appreciation of the Indian rupee of 11.1% as compared with the average exchange rate of approximately Rs. 45.12 per $1.00 (based on the noon buying rate) in fiscal 2007, which in turn represented a depreciation of the Indian rupee of 2.2% as compared with the average exchange rate of approximately Rs. 44.17 per $1.00 (based on the noon buying rate) in fiscal 2006. The average pound sterling/US dollar exchange rate was approximately £0.50 per $1.00 (based on the noon buying rate) in fiscal 2008, which represented an appreciation of the pound sterling of 5.7% as compared with the average exchange rate of approximately £0.53 per $1.00 (based on the noon buying rate) in fiscal 2007, which in turn represented an appreciation of the pound sterling of

5.6% as compared with the average exchange rate of approximately £0.56 per $1.00 (based on the noon buying rate) in fiscal 2006. Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.
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
The outbreak of an infectious disease in Asia or elsewhere could have a negative impact on the economies, financial markets and business activities in the countries in which our end markets are located and could thereby have a material adverse effect on our business. The outbreak of SARS in 2003 in Asia and the outbreak of the avian influenza, or bird flu, across Asia, including India, as well as Europe have adversely affected a number of countries and companies. Although we have not been adversely impacted by these recent outbreaks, we can give no assurance that a future outbreak of an infectious disease among humans or animals will not have a material adverse effect on our business.
Risks Related to our ADSs
Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As of June 30, 2008, we had 42,460,059 ordinary shares outstanding, including 19,511,553 shares represented by 19,511,553 ADSs. In addition, as of June 30, 2008, there were options and RSUs outstanding under our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan to purchase a total of 3,514,007 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
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
As a foreign private issuer, we are not subject to the US Securities and Exchange Commission’s, or Commission, proxy rules which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.
We may be classified as a passive foreign investment company which could result in adverse United States federal income tax consequences to US Holders.
We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, absent a special elections. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of our Company
WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the Companies (Jersey) Law, 1991, or the 1991 Law. We gave notice of this to the Jersey Financial Services Commission in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wnsgs.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 420 Lexington Avenue, Suite 2515, New York, New York 10170.

We began operations as an in-house unit of British Airways in 1996, and started focusing on providing business process outsourcing services to third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team. In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which constitutes WNS Auto Claims BPO, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel industry to include insurance-based automobile claims processing. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners (which we merged into our subsidiary, WNS North America Inc.), a provider of business process outsourcing services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Call 24/7 Limited, or Call 24/7. In June 2008, we acquired BizAps, a provider of systems applications and products, or SAP, solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and the AVIVA master services agreement, pursuant to which we will provide BPO services to AVIVA’s UK and Canadian businesses. Aviva Global was the business process offshoring subsidiary of AVIVA. See “Item 5. Operating and Financial Review and Prospects — Overview — Recent Developments” for more details on this transaction.
We are headquartered in Mumbai, India, and we have client service offices in New York (US) and London (UK) and delivery centers in Ipswich (UK), Bucharest (Romania), India, Sri Lanka and Manila (the Philippines). We completed our initial public offering in July 2006 and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “WNS.”
Our capital expenditures in fiscal 2008, 2007 and 2006 amounted to $28.1 million, $27.3 million and $14.9 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2009 to be approximately $35.0 million, a significant amount of which we expect to expend on building new facilities in India. We expect to meet these estimated capital expenditures from cash generated from operating activities and existing cash and cash equivalents (including the remaining proceeds to us from our initial public offering). See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.
B. Business Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located in India, Sri Lanka, the Philippines, Romania and the UK. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
We began operations as an in-house unit of British Airways in 1996, and started focusing on providing business process outsourcing services to third parties in fiscal 2003. According to the National Association of Software and Service Companies, or NASSCOM, an industry association in India, we were among the top two India-based offshore business process outsourcing companies in terms of revenue in 2004, 2005, 2006, 2007 and 2008. As of March 31, 2008, we had 18,104 employees executing over 500 distinct business processes on behalf of over 195 significant clients. Our largest clients in fiscal 2008 in terms of revenue contribution included Air Canada, AVIVA, British Airways, Centrica, Fedex, GfK, Indymac, Liverpool Victoria Insurance Company Ltd, or Liverpool, Marsh, SAGA, SITA, Travelocity and Virgin Atlantic Airways. See “— Clients.”

We design, implement and operate comprehensive business processes for our clients, involving data, voice and analytical components. Our services include industry-specific processes that are tailored to address our clients’ business and industry practices, particularly in the travel and banking, financial services and insurance, or BFSI, industries, as well as emerging businesses specifically in the consumer products, retail, professional services, pharmaceutical and media and entertainment industries. In April 2008, we created a new industrial and infrastructure business unit to focus specifically on the industrial and infrastructure industry such as the manufacturing, logistics and utilities industry sectors. In addition, we offer services applicable across multiple industries, in areas such as finance and accounting, and in the areas of market, business and financial research and analytics, which we collectively refer to as finance and accounting services and knowledge services, respectively. Our comprehensive service portfolio allows us to penetrate our clients and the industries we serve.
We generate revenue primarily from providing business process outsourcing services. A portion of our revenue includes payments which we make to automobile repair centers. We evaluate our business performance based on revenue net of these payments, since we believe that revenue less repair payments reflects more accurately the value of the business process outsourcing services we directly provide to our clients. In fiscal 2008, our revenue was $459.9 million, our revenue less repair payments was $290.7 million and our net income was $9.5 million.
Between fiscal 2006 and fiscal 2008, our revenue grew at a compound annual growth rate of 50.6% and our revenue less repair payments grew at a compound annual growth rate of 40.2%, faster than the projected 31.8% compound annual growth rate of the overall Indian offshore business process outsourcing industry for the comparable period as estimated by the NASSCOM Strategic Review, 2008. During this period, we grew both organically and through acquisitions. We believe we have achieved rapid growth and industry leadership through our understanding of the industries in which our clients operate, our focus on operational excellence, and a senior management team with significant experience in the global outsourcing industry. Our revenue is characterized by client, industry, geographic and service diversity, which we believe offers us a sustainable business model.
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
The global business process outsourcing industry is large and growing rapidly. According to International Data Corporation, or IDC, the global business process outsourcing market was $420.7 billion in 2006 and is projected to grow at a 10.0% compound annual growth rate from 2007 through 2011 to $677.2 billion. In comparison, IDC forecasts the information technology services market (excluding business process outsourcing) to grow at a compound annual growth rate of 5.8% over this same period, from $495.1 billion to $619.5 billion.
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

The following charts set forth the relative growth rate and size of the global business process outsourcing industry and the global information technology industry, in addition to the expected growth rate of the Indian offshore business process outsourcing industry:

Source: IDC	Source: NASSCOM — Everest India BPO Study (January 2008)
Note: Years ending December 31	Note: Years ending March 31
We believe that India is widely considered to be the most attractive destination for offshore business process outsourcing. According to the NASSCOM-McKinsey report, India-based players account for 45.0% of offshore business process outsourcing revenue in fiscal 2006, and India will retain its position as the most favored offshore business process outsourcing destination for the foreseeable future. In addition, according to a joint report, or the NASSCOM-Everest India BPO Study, published by NASSCOM and Everest Research Institute in January 2008, the Indian business process outsourcing market is expected to increase at a compound annual growth rate of more than 38% over the next two years to an estimated $21.0 billion by 2010 and result in the creation of over two million direct jobs in India. The key factors for India’s predominance include its large, growing and highly educated English-speaking workforce coupled with a business and regulatory environment that is conducive to the growth of the business process outsourcing industry.
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
Competitive Strengths
We believe that we have the following seven competitive strengths necessary to maintain and enhance our position as a leading provider of offshore business process outsourcing services:
Offshore business process outsourcing market leadership
We have received recognition as an industry leader from various industry bodies or publications. For example:
•	The International Association of Outsourcing Professionals which developed The Global Outsourcing 100, in conjunction with neoIT, an industry consultant, named us the “Best Performing Finance and Accounting Outsourcing Provider” in 2007 and the leading insurance outsourcer in 2008;

•	KLM Dutch Royal Airlines recognized us with the “Partners in Innovation Challenge Award” in 2008;

•	The Auto Body Professionals Club, a UK automobile repair trade organization, ranked us as the best accident management company in 2007;

•	The Global Six Sigma experts and practitioners ranked us the best achievement of “Six Sigma in Outsourcing” in 2007;

•	FAO Research Inc., an independent research firm worldwide, recognized us for “Outstanding Finance and Accounting Best Practices” on two client engagements in 2007;

•	The Institute of Directors, an association promoting the development of Indian business leadership, recognized us with the “Golden Peacock Innovation Award” in 2007; and

•	NASSCOM named us among the top two India-based offshore business process outsourcing companies in terms of revenue in 2004, 2005, 2006, 2007 and 2008.
We have provided leadership to the offshore business process outsourcing industry as demonstrated by our anticipation of key industry trends. For example, since our emergence as a focused third party business process outsourcing provider, we have proactively targeted two of the most attractive industry sectors, BFSI and travel. In addition, we have recently established a team to focus on the industrial and infrastructure industry sectors as we expect greater demand in these industry sectors for offshore BPO services. We have also focused our service portfolio on complex processes, avoiding services that are less integral to our clients’ operations, such as telemarketing and technical helpdesks, which characterized the offshore business process outsourcing industry at that time.
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

Deep industry expertise
We have established expertise in the industries we target. We have developed our business by creating focused business units that provide industry-specific services. Our industry-focused strategy allows us to retain and enhance expertise thereby enabling us to:
•	offer a suite of services that can deliver a comprehensive industry-focused business process outsourcing program;

•	leverage our existing capabilities to win additional clients and identify new industry-specific service offerings;

•	cultivate client relationships that may involve few processes upon initial engagement to develop deeper engagements ultimately involving a number of integrated processes;

•	provide proprietary technology platforms for use in niche areas in specific sectors such as auto insurance and travel;

•	recruit and retain talented employees by offering them industry-focused career paths; and

•	achieve market leadership in several of the industries we target.
Experience in transferring processes offshore and running them efficiently
Many of the business processes that are outsourced by clients to us are mission critical and core to their operations, requiring substantial project management expertise. We have developed a sophisticated program management methodology intended to ensure smooth transfer of business processes from our clients’ facilities to our delivery centers. For example, our highly experienced program management team has transferred over 500 distinct business processes for over 195 significant clients in the last six years.
We focus on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We have also invested in a 380-person quality assurance team that satisfies the International Standard Organization, or ISO, 9001:2000 standards for quality management systems, and applies Six Sigma, a statistical methodology for improving consistent quality across processes, and other process re-engineering methodologies to further improve our process delivery.
The composition of our revenue enables us to continuously optimize the efficiency of our operations to achieve higher asset utilization. This is driven by our combination of data and voice services across the different time zones of North America and Europe.
Diversified client base across multiple industries and geographic locations
We have a large, diversified client base of over 195 significant clients across Europe and North America, including clients who are market leaders within their respective industries. We have clients across the multiple sectors of the travel and BFSI industries as well as other industries such as manufacturing, logistics, retail, utilities and professional services. To date, many of our clients have transferred a limited number of their business processes offshore. We believe, therefore, that we have a significant opportunity to increase the revenue we generate from these clients in the future as they decide to expand their commitment to offshore business process outsourcing.
Industry-recognized leadership in human capital development
We are recognized as a leader in human resources management among offshore business process outsourcing companies. We have won a number of awards, including being ranked number one in human capital development in 2005 by neoIT and being ranked number one in the Asia Pacific region for excellence in human resources by India’s National Institute of Personnel Managers in 2006. Our market leadership and organizational culture enables us to attract and retain high quality employees.

Our extensive recruiting process utilizes sophisticated tools such as the Predictive Index, a psychometric tool we use to help us screen candidates on multiple parameters and to appropriately match employees to the most suitable positions. We have established the WNS Learning Academy which provides ongoing training to our employees for the purpose of continuously improving their leadership and professional skills. We seek to promote our team leaders and operations managers from within, thereby offering internal advancement opportunities and clear long-term career paths.
Ability to manage the rapid growth of our organization
We have invested significant management effort toward ensuring that our organization is positioned to continuously scale to meet the robust demand for offshore business process outsourcing services. We are capable of evaluating over 10,000 potential employees and recruiting, hiring and training over 1,000 employees each month, enabling us to rapidly expand and support our clients. We have also established a highly scalable operational infrastructure in multiple locations supported by a world-class information technology and communications network infrastructure.
Experienced management team
We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. Most of our core senior management team members have been with us since fiscal 2003, and have successfully executed the growth strategy that has increased our client base from 14 clients as of May 2002 to over 195 significant clients as of March 31, 2008 and increased our revenue from $202.8 million in fiscal 2006 to $459.9 million in fiscal 2008 and our revenue less repair payments from $147.9 million in fiscal 2006 to $290.7 million in fiscal 2008. Moreover, we believe that our management has successfully guided our rapid expansion while increasing client satisfaction, as demonstrated by our in-house customer feedback surveys. In addition to our senior management team, our middle management team provides us with the critical leadership depth needed to manage our rapid growth.
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
Enhance awareness of the WNS brand name
Our reputation for operational excellence among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth brand equity in the past to scale our business. However, as the size and the complexity of the offshore business process outsourcing market grows, we are increasing our efforts to enhance awareness of the WNS brand in our target markets and among potential employees. To accomplish this, we have recently established a dedicated global marketing team comprised of experienced industry talent and created a new position of chief marketing officer to lead the team in our marketing efforts. We are also focusing on building market awareness of our industry expertise through exposure in industry publications and participation in industry events and conferences. In addition, we are aggressively targeting BPO industry analysts, general management consulting firms, and boutique outsourcing firms, who are usually retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications and aid in the partner selection process.

Reinforce leadership in existing industries and penetrate new industry sectors
We have a highly successful industry-focused operating model through which we have established a leading offshore business process outsourcing practice in the travel and BFSI sectors. We intend to leverage our in-depth knowledge of these industries to penetrate additional sectors within these industries. For example, in the travel sector, we believe that there are potential opportunities we can exploit in the hotel, cruise-liner and car rental sectors. In addition, we have recently established a dedicated team to focus specifically on the industrial and infrastructure industries such as the manufacturing, logistics and utilities industry sectors. We also intend to leverage our existing expertise in emerging businesses to develop our practice in the consumer products, retail, professional services, pharmaceutical and media and entertainment sectors. We intend to leverage our finance and accounting services and knowledge services, which are applicable across multiple industries, to first penetrate these targeted industries and thereafter build specific industry expertise to achieve scale with an objective of establishing new industry-focused business units.
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
Business Process Outsourcing Service Offerings
We offer our services to four main categories of clients through industry-focused business units. First, we serve clients in the travel industry, including airlines, travel intermediaries and other related service providers, for whom we perform services such as customer service and revenue accounting. Second, we serve clients in the BFSI industry, for whom we perform services such as loan processing and insurance claims management. Third, we serve clients in the industrial and infrastructure industry, including manufacturing, logistics and utilities. Fourth, we serve clients in several other industries, including consumer products, retail, professional services, pharmaceutical and media and entertainment, which we refer to as emerging businesses. In addition to industry-specific services, we offer a range of services across multiple industries, in the areas of finance and accounting services and market, business and financial research and analytical services, which we collectively refer to as finance and accounting services and knowledge services, respectively.

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
Travel Services
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
We serve a diverse client base in this business unit that included Air Canada, British Airways, Virgin Atlantic Airways, SITA and Travelocity in fiscal 2008. During fiscal 2008, we served 24 airlines and 18 travel intermediaries. As of March 31, 2008, we had approximately 7,037 employees in this business unit, several hundred of whom have International Air Transport Association, or IATA, certifications. In fiscal 2008 and 2007, this business unit represented 22.5% and 22.8% of our revenue, and 35.6% and 36.6% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas in which we provide services to clients in this business unit:
Case Study. We were retained by a major airline client that was faced with increasing competitive pressure from low-cost carriers and needed to reduce its costs. We worked with this client to develop an offshore business process outsourcing strategy to fundamentally alter its service delivery model with the goal of increasing its cost efficiency. We initially started providing business process outsourcing services to this client with 12 employees handling a single process. As of March 31, 2008, approximately 1,182 employees were executing over 85 different processes for this client, which included a variety of complex processes. We categorize these processes into six broad areas:
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

BFSI Services
We were ranked as the leading insurance outsourcer in India by the International Association of Outsourcing Professionals in The Global Outsourcing 100 list for 2008. We also have growing expertise in the retail and mortgage banking, and asset management sectors.
The key BFSI industry sectors we serve are:
•	integrated financial institutions;

•	commercial and retail banks;

•	mortgage banks and investors in mortgage-backed securities;

•	asset managers and financial advisory service providers;

•	life, property and casualty, and health insurers;

•	insurance brokers and loss assessors; and

•	self-insured auto fleet owners.
We serve a diverse client base in this business unit that included AVIVA, Indymac, Marsh, SAGA and Liverpool in fiscal 2008. We also serve a large US-based financial advisory provider, a top ten UK auto insurer, a large insurance loss adjuster, several self-insured fleet owners and several mortgage-related companies. As of March 31, 2008, we had approximately 4,690 employees working in this business unit. In fiscal 2008 and 2007, revenue from this business unit represented 57.4% and 61.8% of our revenue and revenue less repair payments from this business unit represented 32.7% and 38.7% of our revenue less repair payments, respectively.
In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK through its wholly-owned subsidiary, Call 24/7. Call 24/7 provides comprehensive end-to-end solutions to the UK insurance industry by leveraging cost efficient claims processing, technology, and engineering and collision repair expertise to deliver quality service to its insurer clients through the accident management process. Call 24/7 offers a comprehensive suite of back-office insurance claims services, including first notification of loss, third party claims handling, replacement vehicle provisioning and repair management through a national network of approved body shops.

The following graphic illustrates the key areas in which we provide services to clients in this business unit:
In the areas of retail banking, consumer lending and commercial banking, we offer an integrated service delivery solution called Digital Loan Management, or DLM, which combines automated mortgage processing with offshore delivery. Our BFSI business unit also includes our auto claims business, branded WNS Assistance, which is comprised of our WNS Auto Claims BPO segment. WNS Assistance offers a blended onshore-offshore delivery model that enables us to handle the entire automobile insurance claims cycle. We offer comprehensive accident management services to our clients where we arrange for repair of automobiles through a network of repair centers. We also offer claims management services where we process accident insurance claims for our clients. Our employees receive telephone calls reporting automobile accidents, generate electronic insurance claim forms and arrange for automobile repairs in cases of automobile damage. We also provide third party claims handling services including the administration and settlement of property and bodily injury claims while providing repair management and rehabilitation services to our insured and self-insured fleet clients and the end-customers of our insurance company clients. Our service for uninsured losses focuses on recovering repair costs and legal expenses directly from negligent third parties. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.”
Case Study. A Fortune 300 US financial planning and investment services company was undergoing a spin-off which would result in the client losing its brand name. The client retained us to transform its operating model and improve its baseline performance so as to ensure that it continued to deliver enhanced services to its customers and retain the confidence of its distribution network following the spin-off and the loss of its brand name. To accomplish this, we established a complex operation involving 450 employees across three delivery locations to manage 32 processes. Our efforts allowed the company to better manage variable volumes, improve customer service and reduce payout due to adverse claims from customers. The services performed for this client include:
•	sales and marketing support activities such as broker and advisor support;

•	customer account set-up and maintenance processes such as application processing, application verification, credit evaluation and customer care;

•	trading and securities operations such as order entry, reconciliation, reporting and exceptions research; and

•	portfolio administration services including net asset value calculation, trade reconciliation and settlements.
We also delivered significant reduction in the client’s operational costs by changing their fixed-cost structure to a fully variable-pricing model that enabled them to manage volumes in a predictable way.
Industrial and Infrastructure Services
Our industrial and infrastructure services business unit used to be part of our emerging business unit. In April 2008, we created a new industrial and infrastructure services business unit to focus specifically on the needs of the manufacturing, logistics and utilities industries.
We serve a diverse client base that included Centrica, Fedex and Armstrong Industries in fiscal 2008. Our industrial and infrastructure services business unit will be considered as a separate business unit from fiscal 2009.
The following graphic illustrates the key areas in which we provide services to clients in this business unit:
Case Study. A leading global gas utility, which is also a Fortune 100 company, retained us in January 2006 for the outsourcing of its transaction processing and finance and accounting services. The client selected us based on our reputation for operational excellence, process improvement, process migration expertise and our global footprint. Our dedicated transition team conducted a detailed evaluation of their existing processes and successfully transferred their back office and financial and accounting processes, as well as their correspondence, house and voice processes which enables them to communicate with their customers and respond to their queries and complaints via written communications, emails and on the telephone, on a new enterprise resource planning platform to our facilities in India within three months. In April 2006, the first process went live in Mumbai and we ramped up the process across multiple locations in a span of six months. Today, there are approximately 1,500 agents across two cities. During the transition period, a dedicated Six Sigma process improvement team worked hand in hand with the operations team in stabilizing the processes, thereby reducing the learning curve and enabling faster delivery of key metrics.
Emerging Businesses
Prior to April 2008, our emerging businesses unit addressed the needs of the manufacturing, logistics, utilities, consumer products, retail, professional services, pharmaceutical and media and entertainment industries. In April 2008, we created a new industrial and infrastructure services business unit to focus specifically on the needs of the manufacturing, logistics and utilities industries. We believe these industries are at a nascent stage of offshore business process outsourcing adoption, and therefore present significant opportunities for growth.
We serve a diverse client base that included GfK in fiscal 2008. In fiscal 2008, we had approximately 5,466 employees in this business unit. In fiscal 2008 and 2007, this business unit represented 20.1% and 15.4% of our revenue and 31.8% and 24.7% of our revenue less repair payments. This includes revenue from our newly created industrial and infrastructure business unit which will be reported as a separate business unit from fiscal 2009.
Our strategy for the emerging businesses unit is to nurture and develop emerging industry-specific capabilities up to a point of critical mass from which new industry-focused operating units may emerge. We utilize two core service capabilities to penetrate emerging businesses. These capabilities are broadly classified as:
•	Finance and Accounting Services, focused on finance and accounting services; and

•	Knowledge Services, focused on market, business and financial research and analytical services.
Finance and Accounting Services
In our finance and accounting services area, we offer critical finance and accounting services to our clients. The following graphic illustrates the key finance and accounting services we provide:
Case Study. A large media and entertainment conglomerate sought to reduce the responsibilities of its overburdened internal treasury services department that was in charge of providing treasury support services such as foreign exchange hedging, providing financial advice and financial reporting for its affiliated companies. After a rigorous process of security-related due diligence, the client chose us as its partner to enhance its treasury services capabilities and reduce operational costs while maintaining a high standard in regulatory compliance. The services we provided fell into the following five categories:
•	Planning services — providing daily updates of current and future cash flows of the client’s 150 affiliated companies;

•	Back office services — managing core treasury functions;

•	Middle office services — providing processes such as credit monitoring, and hedging analysis;

•	Accounting service — providing end-to-end accounting services in enterprise resource planning including book closing, account reconciliation and budget preparation; and

•	Treasury operations services — providing reports on hedging positions, outstanding balance and money market dividend.
By engaging us to perform critical treasury support services with a strong focus on process integrity and regulatory compliance, the client achieved a substantial reduction in operational costs in fiscal 2008 as compared to fiscal 2007 and compliance with internal controls audit pursuant to the US Sarbanes-Oxley Act of 2002.
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
The following graphic illustrates the key knowledge services we provide:

Case Study. A leading UK-based market research firm retained us in 2000 to outsource its data processing requirements. This relationship commenced with a two-member team collating and tabulating market research data using sophisticated statistical analysis. In 2003, we expanded our relationship with this client to provide similar services for its North American operations. In 2004, we further expanded our service offerings to include data collection and telephone interviews to collect questionnaire responses. We also started providing research support services which are designed to assist the client’s research staff by undertaking tasks such as desk research, checking the quality of the outputs from various internal functions, graphically representing the data, data interpretation and advanced statistical analysis. As of March 31, 2008, we had over 166 employees working on such market research projects for this client. We believe that our services have enabled the client to compete more effectively in its market.
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
As of March 31, 2008, we had 109 sales and sales support professionals, with 22 based in the UK, 51 based in the US, five based in Romania and 31 based in India. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We have strategically recruited our sales teams primarily from the US and the UK.
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
Clients
As of March 31, 2008, we had a diverse client base of over 195 significant clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries. We define significant clients as those who represent an ongoing business commitment to us, which includes substantially all of our clients within our WNS Global BPO segment and some of our clients within our WNS Auto Claims BPO segment. These clients offer only occasional business to us because of the small size of their automobile fleets and the consequent infrequent requirement of our auto claims services.
We believe the diversity in our client profile differentiates us from our competitors. See “Item 5. Operating and Financial Review and Prospects — Overview — Revenue” for additional information on our client base.
In fiscal 2008, the following were among our top 25 clients (including their affiliates) by revenue:

Air Canada	Liverpool
AVIVA	Marsh
British Airways	SAGA
Centrica	SITA
Fedex	Travelocity
GfK	Virgin Atlantic Airways
Indymac

The table below sets forth the number of our clients by revenue less repair payments for the periods indicated. We believe that the growth in the number of clients who generate more than $1 million of annual revenue less repair payments indicates our ability to extend the depth of our relationships with existing clients over time.

	Year Ended March 31,
	2008	2007
Below $1.0 million	145	115
$1.0 million to $5.0 million	36	30
$5.0 million to $10.0 million	8	3
More than $10.0 million	6	6
Competition
Competition in the business process outsourcing services industry is intense and growing steadily. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.” We compete primarily with:
•	focused business process outsourcing service companies based in offshore locations like India, such as Genpact Limited, or Genpact, Firstsource Solutions Ltd., or Firstsource, and ExlService Holdings, Inc., or ExlService;

•	business process outsourcing divisions of numerous information technology service companies located in India such as Infosys BPO Ltd (formerly Progeon Ltd) owned by Infosys Technologies Limited, or Infosys, Tata Consultancy Services Limited, or Tata Consultancy, and Wipro BPO, owned by Wipro Technologies Limited; and

•	global companies such as Accenture Ltd., Affiliated Computer Services Inc., Electronic Data Systems Corporation, and International Business Machines Corporation, or IBM, which provide an array of products and services, including broad-based information technology, software, consulting and business process outsourcing services.
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
We compete against other offshore business process outsourcing-focused entities like Genpact, Firstsource and ExlService by seeking to provide industry-focused services with an offshore focus and building on our track record of operational excellence.
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
We have registered the trademark “WNS” and “WNS-Extending Your Enterprise” in the US and India (in certain relevant categories) and have applied to register these trademarks in the European Union, or the EU.
Technology
We have a dedicated team of technology experts who support clients at each stage of their engagement with us. The team conducts diagnostic studies for prospective clients and designs and executes technology solutions to enable offshore execution and management of the clients’ business processes. We also have wireless-area-network, or WAN, local-area-network, or LAN, and desktop teams that focus on creating and maintaining our large pool of approximately 11,653 workstations and seek to ensure that our associates face minimal loss in time and efficiency in their work processes.
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
Process and Quality Assurance and Risk Management
Our process and quality assurance compliance programs are critical to the success of our operations. We have an independent quality assurance team to monitor, analyze, provide feedback on and report process performance and compliance. Our company-wide quality management system, which employs over 870 quality assurance analysts, focuses on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We also have a 870-person quality assurance team that satisfies the ISO 9001:2000 standards for quality management systems. We apply the Six Sigma & Lean philosophy, which are statistical methodologies for improving consistent quality across processes as well as quality management principles for improving the operation of our clients’ processes and providing a consistent level of service quality to our clients. As of March 31, 2008, more than 180 of our projects were run according to the Six Sigma principles. We also apply other process re-engineering methodologies to further improve our process delivery and undertake periodic audits of both our information systems policy and implemented controls.
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
Our approach to information security involves implementation of an organization-wide information security management system, or ISMS, which complies with the ISO 27001:2005 for optimal implementation of systems to manage organizational information security risks. These standards seek to ensure that sensitive company information remains secure. Currently, information security systems at nine delivery centers are ISO 27001:2005 certified, and we expect to seek similar certifications in our other delivery centers. In addition, we comply with the Payment Card Industry Data Security Standard, which is a multifaceted security standard aimed at helping companies proactively protect cardholder data or sensitive authentication data through the adoption of 12 security requirements.
In addition, our clients may be governed by several regulations specific to their industries or in the jurisdictions where they operate or where their customers are domiciled or in their home jurisdictions which may require them to comply with certain process-specific requirements. As we serve a large number of clients globally and across various industries, we rely on our clients to identify the process-specific compliance requirements and the measures that need to be implemented in order to comply with their regulatory obligations. We assist our clients to maintain compliance in their business processes by implementing control and monitoring procedures and providing training to our clients’ employees. The control and monitoring procedures defined by this function are separate from and in addition to our periodic internal audits.
Human Capital
As of March 31, 2008, we had 18,104 employees, of whom approximately 13,767 were employees who execute client operations, whom we refer to as associates. Approximately 13,633 associates are based in India, with approximately 38, 11, and 85 associates in Sri Lanka, Romania, and the UK, respectively. Most of our associates hold university degrees. As of March 31, 2007 and 2006, we had 15,084 and 10,433 employees, respectively. Our employees are not unionized and we have not experienced any work stoppages except for an eight-hour work stoppage at our delivery center at Nashik in April 2008 arising from minor employee grievances which have been resolved. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.
Recruiting and Retention
We believe that we have developed effective human resource strategies and a strong track record in recruiting. As part of our recruiting strategy, we encourage candidates to view joining our organization as choosing a long-term career in the field of travel, BFSI or another specific industry or service area. We use a combination of recruitment from college campuses and professional institutes, via recruitment agencies, job portals, advertisements and walk-in applications. In addition, a significant number of our applicants are referrals by existing employees. We currently recruit an average of 1,100 employees per month.
In fiscal 2008, our overall attrition rate for all associates, following a six-month probationary period, was approximately 38.4%. We believe this rate is broadly in line with our peers in the offshore business process outsourcing industry.
Training and Development
We devote significant resources to the training and development of our associates. Our training typically covers modules in leadership and client processes, including the functional aspects of client processes such as quality and transfer. Training for new associates may also include behavioral and process training as well as culture, voice and accent training, as required by our clients. We have established the WNS Learning Academy where we offer specialized skills development, such as interviewing, coaching and presentation skills, and leadership development programs for associates as they move up the corporate hierarchy. The WNS Learning Academy is staffed with over 44 full-time trainers and content designers. We customize our training programs according to the nature of the client’s business, the country in which the client operates and the services the client requires. By offering such training programs, we seek to ensure that associates who assume leadership positions within our organization are equipped with the necessary skills. Further, the WNS Learning Academy has an in-house e-learning unit which creates computer or web-based learning modules to support ongoing learning and development. The WNS Learning Academy also caters to our knowledge management.
In addition to the training and development of our associates, we also place an emphasis on the learning and development of our team leaders and managers. In fiscal 2008, we implemented a specially designed five day leadership program focused on professional and leadership skills and process improvement for approximately 880 team leaders and managers. A similar program has also been implemented for our full-time and part-time trainers to enhance their performance.
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
Regulation of our industry by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Indian government, including a tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities which will expire in stages from April 1, 2009 through April 1, 2010 for our delivery centers located in Mumbai, Pune, Gurgaon, Bangalore and Nashik except for the tax holiday enjoyed by two of our delivery centers located in Mumbai and Nashik which expired on April 1, 2007 and April 1, 2008, respectively. As a result of these incentives, our operations have been subject to lower Indian tax liabilities. In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the MAT at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. As a result of this amendment to the tax regulations, we became subject to MAT and are required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on the taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions. In addition to this tax holiday, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation/regulations. These benefits include preferential allotment of land in industrial areas developed by the state agencies, incentives for captive power generation, rebates and waivers in relation to payments for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity. Our subsidiaries in India are also subject to certain currency transfer restrictions. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Income Taxes” and Note 2 to our consolidated financial statements included elsewhere in this annual report for more details regarding foreign currency translations.
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
It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant, the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, Jersey or other territory for whose international relations the United Kingdom is responsible or a person carrying on business in Jersey.
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
Section 44A of the Code of Civil Procedure, 1908 (India), or the Civil Code, as amended, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Indian government has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant superior court in India. Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. The US has not been declared by the Indian government to be a reciprocating territory for the purposes of Section 44A of the Civil Code.
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

Notes:

(1)	Our joint venture company set up with Advanced Contact Solutions, Inc. which has a 35.0% ownership interest in WNS Philippines Inc.

(2)	Formerly known as Flovate Technologies Limited.

(3)	Formerly known as Flovate Software Technologies India Private Limited.

(4)	All the shares except one share are owned by WNS (Mauritius) Limited, or WNS Mauritius. The remaining one share is owned by WNS Global Services (UK) Limited, or WNS UK, to satisfy the regulatory requirement to have two shareholders for each company.

(5)	75.1% of the share capital of Marketics was transferred to us in May 2007 and the remaining 24.9% of the share capital was held in an escrow account to be transferred to us upon payment of a contingent earn-out consideration for the acquisition of Marketics. In July 2008, we made payment of the earn-out consideration. Pursuant thereto, the remaining 24.9% of the share capital of Marketics is in the process of being transferred to us.

(6)	Aviva Global has exercised its call option to acquire Noida Customer Operations Private Limited, a company incorporated in India, from a third party BPO provider. Completion of the transfer is expected to take place in August 2008.
D. Property, Plant and Equipment
As of June 30, 2008, we have an installed capacity of approximately 11,653 workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. We lease all of our properties, and most of our leases are renewable at our option. We also have one sales office each in the US, Romania and the UK. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

	Total Space	Total Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
India:
Mumbai	478,425	3,553
Plant 10			February 12, 2011	May 15, 2011
Plant 11 (old)			May 31, 2010/	February 28, 2013/
			January 31, 2011	February 28, 2013
Plant 11			January 23, 2009	July 23, 2014
Raheja (Units 001/902)			January 29, 2009	January 29, 2015
Raheja (Unit 101)			April 30, 2009	April 30, 2015
Raheja (Units 002/201)			April 30, 2009	April 30, 2015
Plant 5			February 28, 2010	August 31, 2015
Airoli Phase I(2)			October 31, 2013	October 31, 2018
Airoli Phase II(2)			April 30, 2014	April 30, 2019
Airoli Phase III(2)			October 31, 2014	October 31, 2019

Gurgaon	293,255	1,897
Towers A & B			October 31, 2009/	April 30, 2014/
			November 30, 2009	May 31, 2014
Tower C			September 30, 2010	March 31, 2015
Building 6 (Phase I)			March 15, 2012	September 15, 2017
Building 6 (Phase II)(3)			March 31, 2012	September 30, 2017
Building 6 (Phase III)(3)			December 31, 2012	December 31, 2017

Pune	606,728	3,972
Sofotel			December 31, 2011	N/A
NTrance			March 9, 2014/	N/A
			August 5, 2014	N/A
Level 1(4)			February 2, 2012	N/A
Level 2(4)			August 30, 2011	N/A
Level 4(4)			February 2, 2011	N/A
Weikfield(5)			August 14, 2013	August 14, 2017
Marisoft(4)			February 28, 2009	June 30, 2009

Nashik	109,741	827
Unity(4)			January 31, 2010	January 31, 2010
Shreeniketan			June 30, 2010	December 30, 2009
Vascon(6)			See footnote(7)	N/A

Bangalore	19,468	287
Prestige Garnet			December 31, 2010	Option to renew for further term of 3 years
Koddihelli			November 24, 2010	Option to renew for a further term of 11 months
Indiranagar			September 30, 2008	Option to renew on mutually agreed terms

	Total Space	Total Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
Sri Lanka:	11,521	170
Colombo (WTC)			November 30, 2008	Option to renew for a further term of 1 to 3 years
Colombo (HNB)			September 30, 2008	N/A

UK:	27,159	414
Ipswich WNSA			August 26, 2012	N/A
Ipswich(SFH)-WNSA			October 31, 2009	N/A
Ipswich-WNSWT			August 26, 2012	N/A
Marple-Call-24-7			April 3, 2013	N/A
The Lodge-WNS UK Sales			December 15, 2009	N/A

US:
New York	3,149	N/A	May 31, 2009	N/A

Romania:
Bucharest	13,971	133	January 1, 2013	N/A(8)

The Philippines:
Superstone	76,900	400	December 31, 2010	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if each of our applicable extension options are exercised.

(2)	Delivery centers are under construction and we are in the process of carrying out interior fit out works. We expect to move into these office premises over a period of 18 months commencing in the second quarter of fiscal 2009. The estimated capital expenditure for the interior fit out works for the delivery centers at Airoli Phases I, II and III is $13.1 million. We estimate that we will have a total of 4,000 seats upon completion. The leases in respect of the delivery centers at Airoli Phase II and III include options to lease an additional 220,225 square feet of space at the same premises.

(3)	Delivery centers are under construction and we are in the process of carrying out interior fit out works. We expect to move into these office premises over a period of 18 months commencing from March 2009. The estimated capital expenditure for the interior fit out works for the delivery centers at Building 6 Phases II and III is $3.0 million. We estimate that we will have a total of 1,243 seats upon completion.

(4)	These delivery centers are scheduled to be closed in the second half of fiscal 2009.

(5)	Delivery center is under construction and we are in the process of carrying out interior fit out works. We expect to move into these office premises over a period of six months commencing from July 2008. The estimated capital expenditure for the interior fit out works for the delivery center is $9.6 million, of which $6.0 million has been spent. We estimate that we will have a total of 2,819 seats upon completion.

(6)	Delivery center is under construction and we are in the process of carrying out interior fit out works. We expect to move into these office premises in the third quarter of fiscal 2009. The estimated capital expenditure for the interior fit out works for the delivery center is $2.0 million. We estimate that we will have a total of 741 seats upon completion.

(7)	The lease will be for a term of five years commencing from the date of completion of the interior fit out works which is expected to be in the third quarter of 2009.

(8)	No option to renew unless mutually agreed by the parties in writing.
Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2009, we intend to open new delivery centers in Mumbai, Nashik, Gurgaon and Pune.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion on the financial condition and results of operations of our company should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion contain forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described below and elsewhere in this annual report, particularly in the risk factors described in “Item 3 . Key Information — D. Risk Factors.”
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe and North America. As of March 31, 2008, we had 18,104 employees across all our delivery centers. According to NASSCOM, we were among the top two India-based offshore business process outsourcing companies in terms of revenue in 2004, 2005, 2006, 2007 and 2008.
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
Between fiscal 2006 and fiscal 2008, our revenue grew from $202.8 million to $459.8 million, representing a compound annual growth rate of 50.6%, and our revenue less repair payments grew from $147.9 million to $290.7 million, representing a compound annual growth rate of 40.2%. During this period, we grew both organically and through acquisitions.

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) for the periods indicated:

	Year Ended March 31,
	2008	2007	2006
	(US dollars in millions)
Revenue	$459.9	$352.3	$202.8
Less: Payments to repair centers	$169.2	$132.6	$54.9

Revenue less repair payments	$290.7	$219.7	$147.9

Recent Developments
In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement and the AVIVA master services agreement.
Pursuant to the share sale and purchase agreement with AVIVA, we acquired all the shares of Aviva Global, which acquisition was completed in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. Since 2004, we have provided BPO services to AVIVA pursuant to build-operate-transfer, or BOT, contracts from facilities in Pune, India, and Colombo, Sri Lanka. The Sri Lanka facility was transferred to Aviva Global in July 2007. With our acquisition of Aviva Global, we have assumed control of this Sri Lanka facility as well as Aviva Global’s Bangalore, India, facilities. The Pune facility will remain with us. In addition, there are two facilities in Chennai and Pune, India, which are operated by third party BPO providers for Aviva Global under similar BOT contracts. Aviva Global has exercised its option to require the third party BPO providers to transfer these facilities to Aviva Global. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the transfer of the Pune facility is expected to occur in August 2008.
Pursuant to the AVIVA master services agreement, we will provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we will provide a comprehensive spectrum of life and general insurance processing functions to AVIVA MS, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. As part of the agreement, we also expect to benefit from Aviva Global’s proposed contract with AVIVA’s Irish subsidiary, Hibernian. We expect Aviva Global to provide insurance back-office services to Hibernian under this proposed contract.
The total consideration for the transaction was approximately £115 million (approximately $229 million based on the noon buying rate as of June 30, 2008), subject to adjustments for cash, debt and the enterprise values of the companies holding the Chennai and Pune facilities which will be determined on their respective transfer dates to Aviva Global. We incurred a bank loan of $200 million to fund, together with cash in hand, the consideration for the transaction. For more information on the bank loan, see “— Outstanding Loans.”
Our History and Milestones
We began operations as an in-house unit of British Airways in 1996, and became a focused third-party business process outsourcing service provider in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team.
•	In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which constitutes WNS Auto Claims BPO, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel industry to include insurance-based automobile claims processing.

•	In fiscal 2003, we invested in capabilities to begin providing enterprise services and knowledge services to address the requirements of emerging industry segments in the offshore outsourcing context.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and banking, financial services and insurance, or BFSI, industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India, and Colombo, Sri Lanka, thereby expanding our operating footprints across India, Sri Lanka and the UK.

•	In fiscal 2006, we acquired Trinity Partners (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process outsourcing services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Pune, Gurgaon and Mumbai.

•	In fiscal 2007, we acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to AVIVA.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania.

•	In April 2008, we opened a facility in Manila, the Philippines.

•	In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK through its wholly-owned subsidiary, Call 24/7.

•	In June 2008, we acquired BizAps, a provider of SAP solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we entered into the transaction with AVIVA consisting of a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and the AVIVA master services agreement pursuant to which we will provide BPO services to AVIVA’s UK and Canadian businesses, as described under “— Recent Developments” above.
As a result of these acquisitions and other corporate developments, our financial results in corresponding periods may not be directly comparable. Since fiscal 2003, the primary driver of our revenue growth has been organic business development, supplemented to a lesser extent by strategic acquisitions.
Revenue
We generate revenue by providing business process outsourcing services to our clients. In fiscal 2008, our revenue was $459.9 million as compared to $352.3 million in fiscal 2007, representing an increase of 30.5%. In fiscal 2008, our revenue less repair payments was $290.7 million as compared to $219.7 million in fiscal 2007, representing an increase of 32.3%.
We believe that we have been successful in achieving strong revenue growth due to a number of factors, including our understanding of our clients’ industries, our focus on operational excellence and our world-class management team with significant experience in the global outsourcing industry. We have been successful in adding new clients who are diversified across industries and geographies to our existing large client base. Our client base grew from 14 clients in May 2002 to more than 195 significant clients as of March 31, 2008 (for our definition of “significant clients,” see “Item 4. Information on the Company — B. Business Overview — Clients”). In fiscal 2008, 2007 and 2006, we added 45, 25 and 47 significant clients, respectively.
Our revenue is characterized by client, industry and geographic diversity, as the analysis below indicates.
Revenue by Top Clients
Since the time of the Warburg Pincus investment in our company, we have increased our client base and significantly reduced our client concentration. Prior to this investment, our largest client contributed over 90% of our revenue. In comparison, during fiscal 2008, our largest client contributed 22.1% of our revenue and 12.1% of our revenue less repair payments.
The following table sets forth the percentage of revenue and revenue less repair payments that we derived from our largest clients for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
	2008	2007	2006	2008	2007	2006
Top five clients	57.3%	55.2%	41.0%	42.2%	45.7%	52.8%
Top ten clients	68.2%	70.1%	58.5%	56.0%	61.9%	65.5%
Top 20 clients	77.8%	79.3%	73.0%	70.7%	74.7%	78.1%
In fiscal 2008, we had two clients that individually contributed more than 10% of our revenue — SAGA and Liverpool, which collectively contributed 37.3% of our revenue in fiscal 2008. We also had two clients that individually contributed more than 10% of our revenue less repair payments — Travelocity and Centrica, which collectively contributed 23.1% of our revenue less repair payments in fiscal 2008.
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
To achieve in-depth domain expertise and provide industry-specific services to our clients, we organize our business delivery along industry-focused business units. These business units seek to leverage our domain expertise to deliver industry-specific services to our clients. Accordingly, our industry-focused business units are:
•	travel;

•	BFSI (which includes our WNS Auto Claims BPO segment);

•	emerging businesses (which serves the consumer products, retail, professional services, pharmaceutical and media and entertainment industries using core service capabilities provided by our Finance and Accounting Services and Knowledge Services capabilities); and

•	industrial and infrastructure which was spun off from emerging business to become a separate business unit in April 2008.

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

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
Business Units	2008	2007	2006	2008	2007	2006
Travel	22.5%	22.8%	33.1%	35.6%	36.6%	45.4%
BFSI	57.4%	61.8%	55.6%	32.7%	38.7%	39.1%
Emerging businesses	20.1%	15.4%	11.3%	31.7%	24.7%	15.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Geography
The majority of our clients are located in Europe (primarily the UK) and North America (primarily the US). Since the time of the Warburg Pincus investment in our company in fiscal 2003, we have invested in establishing a sales and marketing presence in North America, which has resulted in an increasing proportion of our revenue coming from North America. The share of our revenue from North America was 24.7% in fiscal 2008, which was essentially level compared to 24.2% in fiscal 2006. The share of our revenue less repair payments from North America has grown to 39.1% in fiscal 2008 from 33.2% in fiscal 2006. We expect the share of our revenue less repair payments from North America to continue to grow in the future.
The following table sets forth the composition of our revenue and revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
Locations	2008	2007	2006	2008	2007	2006
UK	49.1%	53.9%	62.6%	50.3%	50.5%	49.6%
Europe (excluding UK)	25.4%	22.4%	12.5%	9.4%	11.5%	16.3%
North America (primarily US)	24.7%	22.9%	24.2%	39.1%	36.8%	33.2%
Rest of World	0.8%	0.8%	0.7%	1.2%	1.2%	0.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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
Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenues, except for our contract with one of our top five clients based on revenue less repair payments in fiscal 2008, and the AVIVA master services agreement that we entered into in July 2008 as described under “—Recent Developments” above. Under the terms of our agreement with one of our top five clients, the annual forecasted revenue to be provided to us amounts to $38.7 million, $39.9 million and $41.1 million for calendar years 2008, 2009 and 2010, respectively. In the event actual revenue provided to us in any year is less than 75% of the annual forecasted revenue for that year, or the Annual Minimum Revenue Commitment, the client has agreed to pay us 65% of the difference between the Annual Minimum Revenue Commitment and the actual revenue provided for that year after certain deductions. However, notwithstanding these minimum revenue commitments, there are also termination at will provisions which permit the client to terminate the individual statements of work without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum revenue commitment. In the case of the AVIVA master services agreement, AVIVA MS has agreed to provide a minimum volume of business, or Minimum Volume Commitment, to us during the term of the contract. The Minimum Volume Commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In the event the mean average monthly volume of business in any rolling three month period does not reach the Minimum Volume Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the Minimum Volume Commitment, there are termination at will provisions which permit AVIVA MS to terminate the AVIVA master services agreement without cause at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to Aviva Global in July 2008, 24 months from September 19, 2008 and in the case of the Pune facility which is currently operated by a third party BPO provider, 24 months after 60 days from the date of completion of the transfer of the Pune facility, in each case, with six months’ notice upon payment of a termination fee. Under the terms of the AVIVA master services agreement, we are also granted an exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers.
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
When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six-month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.
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
Our prior contract with one of our major clients, British Airways, would have expired in March 2007. In July 2006, we entered into a definitive contract with British Airways to replace the prior contract. The new contract will expire in May 2012. Under the new contract the parties have agreed to change the basis of pricing for a portion of the contracted services over a transition period from a “per full time equivalent basis” to a “per unit transaction basis.” This change could have the effect of reducing the amount of revenue that we receive under this contract for the same level of services. The change to a “per unit transaction price” basis also allows us to share benefits from increases in efficiency in performing services under this contract. In fiscal 2008, this change in the basis of pricing resulted in a decrease in the amount of revenue for the same level of services provided by us but an increase in profitability due to increases in efficiency.
Our prior contracts with another major client, AVIVA, granted Aviva Global, which was AVIVA’s business process offshoring subsidiary, the option to require us to transfer our facilities at Sri Lanka and Pune to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenues generated by the Sri Lanka facility. From April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and for the three months ended June 30, 2007 and 2006, the Sri Lanka facility accounted for 1.8% and 2.7% of our revenue, respectively, and 2.8% and 3.1% of our revenue less repair payments, respectively. In fiscal 2007 and 2006, the Sri Lanka facility accounted for 1.9% and 3.3% of our revenue, respectively, and 3.0% and 4.5% of our revenue less repair payments, respectively. The Sri Lanka facility was transferred at book value and did not result in a material gain or loss. With the transaction that we entered into with AVIVA in July 2008 described above, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we will continue to retain ownership of the Pune facility and we expect these facilities to continue to generate revenues for us under the AVIVA master services agreement. However, we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners, which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, and 6.0% and 7.5% of our revenue less repair payments, respectively. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. Contractually, FMFC was obligated to provide us with annual minimum revenues, or pay the shortfall, through fiscal 2011. We have filed claims in FMFC’s Chapter 11 case both for the payment of unpaid invoices for services rendered to FMFC before FMFC filed for Chapter 11 bankruptcy, for our entitlement under FMFC’s annual minimum revenue commitment, and for administrative expenses. The amount of outstanding claims filed totaled $15.6 million; however, the realizability of these claims cannot be determined at this time. We have provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC for fiscal 2008 and 2007.
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
Overall, we believe that we have established a sustainable business model over a substantial portion of our business. We have done so by:
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
We entered into a particular contract with a new major client in January 2004 for the outsourcing of their back-office and contact center operations, in which we were required to bear the cost of the client’s resources located in North America that were used by us to provide the business process outsourcing services during a transfer period of approximately one year. The payments for such client resources decreased over the transfer period, which was substantially completed by December 2004. The payment for use of these resources amounted to $19.2 million during fiscal 2005, which was a significant component of our cost of revenue during fiscal 2005. We may, from time to time, enter into similar contracts in the future.
SG&A Expenses
Our SG&A expenses are primarily comprised of corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses, and other general expenses not related to cost of revenue.
SG&A expenses as a proportion of revenue were 15.8% in fiscal 2008 as compared with 14.9% for fiscal 2007. SG&A expenses as a proportion of revenue less repair payments were 25.0% in fiscal 2008 as compared with 23.9% for fiscal 2007. However, we expect SG&A expenses as a proportion of revenue less repair payments to decline over the next few years.
We expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2009 but at a lower rate than the increase in our revenue less repair payments.
We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2009. See “Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.
Prior to April 1, 2006, we accounted for our employee share-based compensation plan using the intrinsic value method of accounting prescribed by the Accounting Principles Board, or APB, Opinion No. 25, “ Accounting for Stock Issued to Employees ” and related interpretations, as permitted by Statement of Financial Accounting Standards, or SFAS,

No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123. Effective April 1, 2006, we adopted the SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R), which is based on the fair value of the equity instruments of an enterprise issued in exchange for employee services, using the prospective transition method. As a result, our income before income taxes and net income for fiscal 2007 were lower by $0.7 million and $0.3 million, respectively, than if we had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for fiscal 2007 would remain unchanged if we had continued to account for share-based compensation under APB Opinion No. 25. See Note 2 to our consolidated financial statements included elsewhere in this annual report for more details.
Under the 2002 Stock Incentive Plan, awards may be granted below fair market value with the approval of our board of directors and we have granted awards below fair market value. For periods prior to our initial public offering in July 2006, the fair value of our ordinary shares was determined at the time of grant of the stock options. The intrinsic value of these awards was recognized as stock compensation expense in accordance with APB Opinion No. 25. In fiscal 2006, we issued stock options under the 2002 Stock Incentive Plan with exercise prices as follows:

		Weighted	Weighted	Weighted
	Number of	average	average fair	average intrinsic
Grants made during the quarter ended	options granted	exercise price	value per share	value per share
June 30, 2005	160,500	$5.44	$5.65	$0.21
September 30, 2005	828,100	6.27	6.27	—
December 31, 2005	45,479	6.07	6.07	—
March 31, 2006	447,400	11.72	11.99	0.27
The intrinsic value method was used to recognize the stock compensation expense over the vesting period of those options.
We applied a methodology that considered a set of factors to determine the fair value of our shares at the time we granted the stock options to our employees. Because we were a private company at the time of the grants and were in a growth phase, such methodology considered a range of factors that we believe impacted the value of our shares. If available, we considered recent sales of stock to third parties to be a strong form of evidence of the fair value of our shares. In the absence of contemporaneous third party sales of stock, we believe that historical and projected revenue provided a reliable and relevant measure to determine the fair value of our company as a whole, which was then used to compute the per share fair value. Other factors considered in determining fair value included:
•	Achievement of major milestones by us, such as key new client wins and acquisitions;

•	Public company comparables and private market transactions for sale of equity;

•	The absence of a public trading market for our shares;

•	Our recent operating results at the time of a grant;

•	The fact that we are majority owned by a single shareholder; and

•	The likelihood of us selling our shares to the public in the future.
We consistently applied a valuation methodology on a contemporaneous basis. Our valuation did not change significantly during the quarters ended June 30, 2005 and September 30, 2005, as there were no significant milestones beyond our last significant milestone of having completed the migration of a significant contract in February 2005.
On November 16, 2005, we completed our acquisition of Trinity Partners and began to integrate its operations into our company. We also had client wins in December 2005 that revised our projected revenues. We estimated the fair value of our ordinary shares at December 31, 2005 to be $9.50 to take into consideration these factors as well as the appointment of advisors in preparation for an initial public offering. We used the fair value of our ordinary shares at December 31, 2005 to determine the intrinsic value of 35,000 options granted in early January 2006. In February 2006, we granted 412,400 options with an exercise price of $12.20. We determined the fair value of our ordinary shares in February 2006 to be $12.20 taking into consideration the new client wins in January and February 2006, substantial progress with respect to the Trinity Partners integration and the commencement of diligence and other preparations for an initial public offering.
Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of Trinity Partners in November 2005 (see Note 5 to our consolidated financial statements included elsewhere in this annual report for more details), PRG Airlines’ fare audit services business in August 2006, GHS’ financial accounting business in September 2006, Marketics in May 2007 and Flovate in June 2007.
Other Income, Net
Other income, net is comprised of interest expenses, other expenses and other income. Other expenses and other income include interest income and foreign exchange gains or losses. Interest expense primarily relates to interest charges arising from short-term note payable which is paid prior to each fiscal year end.
Operating Data
Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations. Generally, an improvement in the seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.
The following table presents certain operating data as of the dates indicated:

	As of March 31,
	2008	2007	2006
Total headcount	18,104	15,084	10,433
Built up seats (1)	11,062	8,794	6,534
Used seats (1)	8,559	7,769	5,004
Seat utilization rate (2)	1.6	1.7	1.6

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase headcount.

(2)	The seat utilization rate is calculated by dividing the total headcount by the number of built up seats to show the rate at which we are able to utilize our built up seats.
Foreign Exchange
Exchange Rates
Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (70.8% and 53.8%, respectively, in fiscal 2008, 71.5% and 54.4%, respectively, in fiscal 2007, and 70.2% and 59.1%, respectively, in fiscal 2006) and US dollars (25.6% and 40.5%, respectively, in fiscal 2008, 24.8% and 39.8%, respectively, in fiscal 2007, and 24.4% and 33.4%, respectively, in fiscal 2006), most of our expenses (net of payments to repair centers) (72.0% in fiscal 2008, 86.0% in fiscal 2007 and 77.5% in fiscal 2006) are incurred and paid in Indian rupees. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”
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
Income Taxes
We operate in multiple tax jurisdictions including India, Sri Lanka, Romania, the Philippines, the UK and the US. As a result, our effective tax rate will change from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pretax book income and the implementation of various global tax strategies, as well as non-recurring events.
Our Indian operations are eligible to claim income tax exemption with respect to profits earned from export revenue by various delivery centers registered with STPI. This benefit used to be available from the date of commencement of operations to March 31, 2009, subject to a maximum of ten years. In May 2008, the government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. We have 14 such delivery centers in India in fiscal 2008 and ten such delivery centers in fiscal 2007 and 2006. The tax benefits of these delivery centers will expire in stages: on April 1, 2009 for one of our delivery centers located in Pune and on April 1, 2010 for our other delivery centers located in Mumbai, Pune, Gurgaon, Bangalore and Nashik, except for the tax benefits enjoyed by two of our delivery centers located in Mumbai and Nashik which expired on April 1, 2007 and April 1, 2008, respectively.
Our Sri Lankan operations are also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Board of Investment, Sri Lanka. This tax holiday is available for five years from the year of assessment in which our Sri Lankan subsidiary commences to make profits or any year of assessment not later than two years from the date of commencement of operations, whichever is the earlier. This tax holiday expires in the year of assessment 2010. Thereafter, income tax will be leviable at the rate of 15% on the first Sri Lankan rupees 5 million of income and at the rate of 35% on income exceeding Sri Lankan rupees 5 million.
As a result of the tax benefits described above, our income derived from our business process outsourcing service operations are not subject to corporate tax in India and Sri Lanka. The additional income tax expense we would otherwise have had to pay at the statutory rates in India and Sri Lanka, if the tax exemption was not available, would have been approximately $11.5 million for fiscal 2008, $8.7 million for fiscal 2007 and $4.7 million for fiscal 2006. When our tax holiday expires or is withdrawn by Indian tax authorities, our tax expense will materially increase. In the absence of a tax holiday, income derived from India would be taxed up to a maximum of the then prevailing annual tax rate which, as of March 31, 2008, was 33.99%. We have not recognized a deferred tax asset on carried forward losses as there is uncertainty regarding the availability of such operating losses in subsequent years.
In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the MAT at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. To the extent MAT paid exceeds the actual tax payable on the taxable income, such companies would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions. As a result of this amendment to the tax regulations, we became subject to MAT and are required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions. We expect to be able to set off our MAT payments against our increased tax liability based on taxable income when our tax holiday expires or is withdrawn by the Indian tax authorities.
In addition, in May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax is payable by the employer at the current rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, we have amended the terms of our 2002 Stock Incentive Plan and the 2006 Incentive Award Plan to allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we are seeking clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.
In 2005, the government of India implemented the SEZ legislation with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for tax exemption equal to (i) 100% of their profits or gains derived for the first five years from the commencement of operations; (ii) 50% of those profits or gains for the next five years; and (iii) 50% of those profits or gains for a further five years, subject to satisfying certain capital investment requirements.
We may establish one or more new operations centers in designated SEZs that would be eligible for the benefits of the SEZ legislation, subject to the receipt of requisite governmental and regulatory approvals. In fiscal 2008, we established an operation center in a designated SEZ in Gurgaon that is eligible for the benefits of the SEZ legislation. The Ministry of Finance in India has however expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and may be challenged in courts by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits of the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay the establishment of additional operations in the SEZs.

Critical Accounting Policies
The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this annual report which have been prepared in accordance with US GAAP. Note 2 to our consolidated financial statements included elsewhere in this annual report describes our significant accounting policies and is an essential part of our consolidated financial statements.
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
We generally do not have minimum commitment arrangements. In the limited instances where we have entered into such arrangements, the contracts either provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. In such minimum commitment arrangements where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. When the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in a subsequent year, we recognize deferred revenue for the shortfall which has been invoiced and received. To the extent we have sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recognized as revenue in that period. In order to determine whether we have sufficient experience, we consider several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and us; (ii) the length of time for which we have such historical experience; (iii) future volume expected based on projections received from the client; and (iv) our internal expectations of the ongoing volume with the client. Otherwise the deferred revenue will remain until such time we can conclude that it will not receive revenues in excess of the minimum commitment. For certain agreements, we have retroactive discounts related to meeting agreed volumes. In such situations, we record revenue at the discounted rate, although we initially bill at the higher rate, unless we can determine that the agreed volumes will not be met.
We invoice our clients depending on the terms of the arrangement, which include billing based on a per employee, per transaction or cost-plus basis. Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all recognition criteria have been met. However, the costs related to the performance of such work are recognized in the period the services are rendered. For certain of our clients, we perform process transition activities upon execution of the contract with such client. We defer the revenue and the cost attributable to certain process transition activities with respect to our clients where such activities do not represent the culmination of a separate earning process. Such revenue and cost are subsequently recognized ratably over the period in which the related services are performed. The deferment of cost is limited to the amount of the deferred revenue. Any cost in excess of the deferred revenue will be recognized during the period it was incurred.
Certain contracts allow us to invoice our clients for out-of-pocket expenses incurred to render services to our clients and we recognize such reimbursements as revenue.

We provide automobile claims handling services, which include claims handling and administration, or claims handling, and arranging for repairs with repair centers across the UK and the related payment processing for such repairs, or accident management. With respect to claims handling, we enter into contracts with our clients to process all their claims over the contract period, where the fees are determined either on a per claim basis or is a fixed payment for the contract period. Where our contracts are on a per claim basis, we invoice the client at the inception of the claim process. We estimate the processing period for the claims and recognize revenue over the estimated processing period. This processing period generally ranges between one to two months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any. Where the fee is a fixed payment for the contract period, revenue is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim by the client. In these circumstances, the revenue is not recognized until the contingency is resolved.
In order to provide automobile accident management services, we negotiate with and set up a network of repair centers where vehicles involved in an accident can be repaired. We are the principal in these transactions between the repair center and the client. The repair centers bill us for the negotiated costs of the repair and we invoice such costs to the client. We recognize the amounts invoiced to the client as revenue as we have determined that we meet the criteria established by Emerging Issues Task Force, or EITF, No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Factors considered in determining that we are the principal in the transaction include whether (i) we negotiate the labor rates with repair centers; (ii) we determine which repair center should be used; (iii) we are responsible for timely and satisfactory completion of repairs; and (iv) we bear the credit risk. In certain circumstances, a portion of the repair costs may be insured. In such situations, the payment received from the insurance company is not recognized as revenue or cost of revenue. We invoice the repair center for referral fees and recognize it as revenue.
Share-based Compensation
We provide share-based awards such as stock options and RSUs to our employees, directors and executive officers through various equity compensation plans. In December 2004, the Financial Accounting Standards Board, or FASB, issued the SFAS 123(R) that addressed the accounting of share-based payment transactions in which a company receives employee services in exchange for equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. Prior to April 1, 2006, we accounted for our employee share-based compensation plan using the intrinsic value method of accounting prescribed by APB Opinion No. 25 and related Interpretations, as permitted by SFAS 123. Effective from April 1, 2006, we adopted SFAS 123(R) and used the prospective transition method of accounting to account for our employee share-based compensation plan. Under that transition method, non-public entities that used the minimum-value method (whether for financial statement recognition or for pro forma disclosure purposes) continue to account for non-vested equity awards outstanding at the date of adoption of SFAS 123(R) in the same manner as they had been accounted for prior to adoption.
In accordance with the provisions of SFAS 123(R), share-based compensation for all awards granted, modified or settled on or after April 1, 2006 that we expect to vest is recognized on a straight line basis over the requisite service period, which is generally the vesting period of the award. SFAS 123(R) requires the use of a valuation model to calculate the fair value of share-based awards. We elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant.
In determining the fair value of share-based awards using the Black-Scholes option pricing model, we are required to make certain estimates of the key assumptions that include expected term, expected volatility of our shares, dividend yield and risk free interest rate. Estimating these key assumptions involves judgment regarding subjective future expectations of market prices and trends. The assumptions for expected term and expected volatility have the most significant effect on calculating the fair value of our stock options. We have estimated the expected term to be 3.5 years in the case of stock options and two years in the case of RSUs. As we have less than two years of trading history, we have analyzed the volatility of certain listed peer companies to estimate the volatility in stock prices SFAS 123(R) also requires forfeitures to be estimated at the date of grant. Our estimate of forfeitures is based on our historical activity and past trends, which we believe is indicative of expected forfeitures. In subsequent periods, if the actual rate of forfeitures differs from our estimate, the forfeiture rates will be revised, as necessary.

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
Income Taxes
We apply the asset and liability method of accounting for income taxes as described in SFAS No. 109, “Accounting for Income Taxes,” or SFAS 109. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize valuation allowances to reduce the deferred tax assets to an amount that is more likely than not to be realized. In assessing the likelihood of realization, we consider estimates of future taxable income.
Effective April 1, 2007, we adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, — an interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements described by SFAS 109 and prescribes a recognition threshold of “more likely than not” to be sustained upon examination. As a result of the implementation of FIN 48, we recognized the effect of unrecognized tax obligations related to tax positions taken in prior periods which was $1.3 million. The required amount of provisions for contingencies of any type may change in the future due to new developments.
Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
	2008	2007	2006	2008	2007	2006
				Unaudited	Unaudited	Unaudited
Cost of revenue	79.0%	77.0%	71.9%	66.8%	63.1%	61.4%
Gross profit	21.0%	23.0%	28.1%	33.2%	36.9%	38.6%
Operating expenses:
SG&A	15.8%	14.9%	17.9%	25.0%	23.9%	24.6%
Amortization of intangibles assets	0.6%	0.5%	0.4%	1.0%	0.9%	0.6%
Impairment of goodwill, intangibles and other assets	3.4%	—	—	5.3%	—	—
Operating income	1.2%	7.6%	9.8%	1.9%	12.1%	13.4%
Other income, net	2.0%	0.7%	0.0%	3.2%	1.1%	0.0%
Provision for income taxes	(1.1)%	(0.7)%	(0.8)%	(1.8)%	(1.2)%	(1.1)%
Net income	2.1%	7.6%	9.0%	3.3%	12.0%	12.3%
The following table reconciles revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) across our business:

	Year Ended March 31,
	2008	2007	2006
Revenue	100.0%	100.0%	100.0%
Less: Payments to repair centers	36.8%	37.6%	27.1%

Revenue less repair payments	63.2%	62.4%	72.9%

Fiscal 2008 Compared to Fiscal 2007
Revenue. Revenue in fiscal 2008 was $459.9 million as compared to $352.3 million in fiscal 2007, representing an increase of $107.6 million, or 30.5%. This increase in revenue of $107.6 million was primarily attributable to an increase in revenue from existing clients of $92.6 million on account of an increase in capacity, an expansion of the number of processes that we executed for these clients, and an increase in volumes for the existing processes, and an increase in revenue from new clients of $15.0 million (including $9.0 million and $0.1 million in revenue from new clients as a result of our acquisitions of Marketics in May 2007 and Flovate in June 2007, respectively). Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $225.9 million, $116.9 million and $113.7 million, respectively, of our revenue for fiscal 2008, representing an increase of 19.0%, 48.0% and 40.8%, respectively, from fiscal 2007.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2008 was $290.7 million, an increase of 32.3% over our revenue less repair payments of $219.7 million in fiscal 2007. This increase in revenue less repair payments of $71.0 million was primarily attributable to an increase in revenue less repair payments from existing clients of $56.6 million on account of an increase in capacity, an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue less repair payments from new clients was $14.4 million (including $9.0 million and $0.1 million in revenue less repair payments from new clients as a result of our acquisitions of Marketics in May 2007 and Flovate in June 2007, respectively). Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $146.2 million, $27.4 million and $113.7 million, respectively, of our revenue in fiscal 2008, representing increases of 31.8%, 8.5% and 40.8%, respectively, from fiscal 2007. We realized an increase in revenue less repair payments across all our business units in fiscal 2008, most significantly in our emerging businesses unit, followed by our travel services business unit and, to a lesser degree, in our BFSI business units.
Cost of Revenue. Cost of revenue in fiscal 2008 was 79.0% of revenue as compared to 77.0% of revenue in fiscal 2007. Cost of revenue in fiscal 2008 was $363.3 million, an increase of $92.1 million or 34.0% over our cost of revenue of $271.2 million in fiscal 2007. Payments made to repair centers increased by $36.6 million to $169.2 million in fiscal 2008 from $132.6 million in fiscal 2007 mainly due to increased business from existing clients. Operating employee compensation increased by $42.1 million due to an increase in headcount and wages which were partially offset by a decrease in travel costs by $0.8 million. In addition, infrastructure costs increased by $11.0 million and depreciation cost increased by $3.2 million due to the opening of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore. Share-based compensation cost included in operating employee compensation increased by $1.4 million in fiscal 2008 as compared to fiscal 2007.
Gross Profit. Gross profit in fiscal 2008 was $96.5 million, or 21.0% of revenue, as compared to $81.1 million, or 23.0% of revenue, in fiscal 2007. Gross profit as a percentage of revenue less repair payments was 33.2% in fiscal 2008 compared to 36.9% in fiscal 2007. Gross profit as a percentage of revenue less repair payments decreased by approximately 3.7% in fiscal 2008 as compared to fiscal 2007 primarily on account of the loss of FMFC, a mortgage services client and an increase in cost of revenue of $92.1 million as discussed above.
SG&A Expenses. SG&A expenses in fiscal 2008 were $72.7 million, an increase of 38.6% over our SG&A expenses of $52.5 million in fiscal 2007. Non-operating employee compensation was higher by $5.0 million and related travel expenses were higher by $0.7 million largely on account of our increased marketing efforts and the expansion of our management team. Share-based compensation costs, which are included in non-operating employee compensation, increased by $1.7 million in fiscal 2008 as compared to fiscal 2007. Other SG&A cost elements such as (i) professional fees increased by $3.4 million partially on account of legal expenses incurred in relation to our claims filed in FMFC’s voluntary petition for relief under Chapter 11 of the Bankruptcy Code in August 2007, (ii) other employee related costs such as recruitment and training costs increased by $1.5 million due to our continued expansion and increase in headcount, (iii) provision for bad debts increased by $1.4 million on account of the provision for doubtful accounts for the accounts receivable from FMFC for services through June 2007, (iv) the recently introduced fringe benefit tax payable by us on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees of $2.5 million, (v) facilities costs increased by $1.5 million due primarily to the setting up of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore, (vi) fringe benefit tax on other expenses increased by $1.2 million, (vii) depreciation cost increased by $0.5 million due to the opening of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore, and (viii) other administration related expenses such as communication costs, computer maintenance cost and marketing cost increased by $2.5 million. SG&A expenses as a percentage of revenue was 15.8% in fiscal 2008 as compared to 14.9% in fiscal 2007. SG&A expenses as a percentage of revenue less repair payments was 25.0% in fiscal 2008 as compared to 23.9% in fiscal 2007.
Amortization of Intangible Assets. Amortization of intangible assets was $2.9 million in fiscal 2008, an increase of 51.3% over $1.9 million in fiscal 2007. The increase was primarily on account of amortization of intangible assets acquired through our acquisitions of Marketics in May 2007 and Flovate in June 2007 which was partially offset by a decrease in amortization charge on account of the impairment of intangible assets acquired through our acquisition of Trinity Partners arising from FMFC’s voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in August 2007.
Impairment of Goodwill, Intangibles and Other Assets. We performed impairment reviews of goodwill and intangible assets when FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in August 2007. Based on the impairment review, all unamortized goodwill and intangible assets acquired in connection with the acquisition of Trinity Partners in November 2005 was impaired in August 2007. We had $15.5 million of impairment of goodwill, intangibles and other assets in fiscal 2008 consisting of impairment of $9.1 million of goodwill recognized and an impairment of $6.4 million of intangible and other assets acquired with the acquisition of Trinity Partners in November 2005. We had no impairment of goodwill, intangibles and other assets in fiscal 2007.
Operating Income. Income from operations in fiscal 2008 was $5.5 million compared to $26.8 million in fiscal 2007, due to the reasons discussed above. Income from operations as a percentage of revenue was 1.2% in fiscal 2008 as compared to 7.6% in fiscal 2007. Income from operations as a percentage of revenue less repair payments was 1.9% in fiscal 2008 as compared to 12.1% in fiscal 2007.
Other Income, Net. Other income, net in fiscal 2008 was $9.2 million as compared to $2.5 million in fiscal 2007, an increase of $6.7 million, primarily on account of an increase in interest income by $1.8 million to $5.3 million in fiscal 2008 as compared to $3.5 million in fiscal 2007, and a foreign exchange gain of $2.9 million in fiscal 2008 as compared to a foreign exchange loss of $1.4 million in fiscal 2007.
Interest Expense. We had no interest expense in fiscal 2008 compared to an interest expense of $0.1 million in fiscal 2007.
Provision for Income Taxes. Provision for income taxes in fiscal 2008 was $5.2 million, an increase of 101.8% over our provision for income taxes of $2.6 million in fiscal 2007. This increase is primarily on account of higher profits in our WNS Auto Claims BPO segment resulting in higher tax expense. Profits earned from our WNS Auto Claims BPO segment are generated from our operations in UK while profits earned from our WNS Global BPO segment are primarily generated from our operations in India which are eligible for tax exemptions with respect to profits earned from export revenue by various delivery centers that benefit from a tax holiday. Tax as a percentage of net income before tax was 35.3% in fiscal 2008 as compared to 8.8% in fiscal 2007.
Net Income. Net income in fiscal 2008 was $9.5 million as compared to $26.6 million in fiscal 2007. Net margin was 2.1% in fiscal 2008 as compared to 7.5% in fiscal 2007. Net margins as percentage of revenue less repair payments was 3.3% in fiscal 2008 as compared to 12.1% in fiscal 2007.
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
Cost of Revenue. Cost of revenue in fiscal 2007 was 77.0% of revenue as compared to 71.9% of revenue in fiscal 2006. Cost of revenue in fiscal 2007 was $271.2 million, an increase of 86.1% over our cost of revenue of $145.7 million in fiscal 2006. Payments made to repair centers increased by $77.7 million to $132.6 million in fiscal 2007 from $54.9 million in fiscal 2006 due to the addition of a new client which accounted for $51.4 million of the increase and increased business from existing clients which accounted for the balance of $26.3 million of the increase. Operating employee compensation increased by $26.9 million and travel costs increased by $2.7 million over this period due to an increase in headcount. In addition, infrastructure costs increased by $18.1 million due to the opening of two new delivery centers, one each in Pune and Mumbai, and the expansion of existing centers. Share-based compensation costs included in operating employee compensation increased by $0.9 million in fiscal 2007 as compared to fiscal 2006.
Gross Profit. Gross profit in fiscal 2007 was $81.1 million, or 23.0% of revenue, as compared to $57.1 million, or 28.1% of revenue, in fiscal 2006. Gross profit as a percentage of revenue less repair payments was 36.9% in fiscal 2007 compared to 38.6% in fiscal 2006. Gross profit as a percentage of revenue less repair payments decreased by approximately 1.7% in fiscal 2007 as compared to fiscal 2006 primarily on account of $2.4 million of revenue recognized during fiscal 2006 that had been deferred from fiscal 2005, an increase in employee costs of $26.9 million and an increase of infrastructure costs of $18.1 million as discussed above.
SG&A Expenses. SG&A expenses in fiscal 2007 were $52.5 million, an increase of 44.3% over our SG&A expenses of $36.3 million in fiscal 2006. Non-operating employee compensation was higher by $6.7 million and related travel expenses were higher by $2.4 million largely on account of our increased marketing efforts and the expansion of our management team. Share-based compensation costs, which are included in non-operating employee compensation, increased by $0.9 million in fiscal 2007 as compared to fiscal 2006. Other SG&A cost elements such as (i) facilities costs increased by $5.5 million due primarily to the setting up of two new delivery centers, one each in Pune and Mumbai, and the expansion of existing delivery centers, (ii) professional fees increased by $1.3 million, and (iii) depreciation increased by $0.3 million in fiscal 2007 as compared to fiscal 2006. SG&A expenses as a percentage of revenue was 14.9% in fiscal 2007 as compared to 17.9% in fiscal 2006. SG&A expenses as a percentage of revenue less repair payments was 23.9% in fiscal 2007 as compared to 24.6% in fiscal 2006, as our revenue less repair payments grew more rapidly than our SG&A expenses.
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
Other Income, Net. Other income, net in fiscal 2007 was $2.5 million as compared to $0.5 million in fiscal 2006, an increase of $2.0 million, primarily on account of interest income earned on our net proceeds from our initial public offering which are held in term deposits and demand deposits. Interest income was $3.5 million in fiscal 2007 as compared to $0.4 million in fiscal 2006. The increase in income was partially offset by foreign exchange loss. We recorded a foreign exchange loss of $1.4 million in fiscal 2007 as compared to a foreign exchange loss of $0.4 million in fiscal 2006.
Interest Expense. Interest expense in fiscal 2007 was $0.1 million, a decrease from $0.4 million in fiscal 2006.
Provision for Income Taxes. Provision for income taxes in fiscal 2007 was $2.6 million, an increase of 63.5% over our provision for income taxes of $1.6 million in fiscal 2006. Tax as a percentage of net income before tax was 8.8% in fiscal 2007 as compared to 7.9% in fiscal 2006.
Net Income. Net income in fiscal 2007 was $26.6 million as compared to $18.3 million in fiscal 2006. Net margins were 7.5% in fiscal 2007 as compared to 9.0% in fiscal 2006. Net margins as percentage of revenue less repair payments were 12.1% in fiscal 2007 as compared to 12.3% in fiscal 2006.
Results by Reportable Segment
For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See Note 15 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS 131. We have separately reported our auto claims segment (or WNS Assistance), as it does not meet the aggregation criteria under SFAS 131. Accordingly, pursuant to SFAS 131, we have two reportable segments: WNS Global BPO and WNS Auto Claims BPO.
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

The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated:

	Year Ended March 31, 2008		Year Ended March 31, 2007		Year Ended March 31, 2006
	WNS Global	WNS Auto	WNS Global	WNS Auto	WNS Global	WNS Auto
	BPO	Claims BPO	BPO	Claims BPO	BPO	Claims BPO
	(US dollars in millions)
Segment revenue(1)	$261.2	$199.7	$195.0	$158.8	$125.2	$79.6
Less: Payments to repair centers	—	169.1	—	132.6	—	54.9
Revenue less repair payments(1)	261.2	30.6	195.0	26.2	125.2	24.7
Cost of revenue(2)	181.7	11.1	122.1	17.0	76.8	15.9
Other costs(3)	63.3	5.0	45.6	4.2	30.9	3.6

Segment operating income	$16.2	$14.5	$27.3	$5.1	$17.5	$5.1

Notes:

(1)	Segment revenue and revenue less repair payments include inter-segment revenue of $1.1 million for fiscal 2008, $1.5 million for fiscal 2007 and $2.0 million for fiscal 2006.

(2)	Cost of revenue includes inter-segment expenses of $1.1 million for fiscal 2008, $1.5 million for fiscal 2007 and $2.0 million for fiscal 2006, and excludes stock-based compensation expenses of $2.4 million for fiscal 2008, $1.0 million for fiscal 2007 and $0.1 million for fiscal 2006, which are not allocable between our segments.

(3)	Excludes stock-based compensation expenses of $4.4 million for fiscal 2008, $2.7 million for fiscal 2007 and $1.8 million for fiscal 2006, which are not allocable between our segments. SG&A expenses comprise other costs and stock-based compensation expenses.
In fiscal 2008, WNS Global BPO accounted for 56.6% of our revenue and 89.5% of our revenue less repair payments, as compared to 54.9% of our revenue and 88.1% of our revenue less repair payments in fiscal 2007.
WNS Global BPO
Segment Revenue. Revenue in the WNS Global BPO segment increased by 34.0% to $261.2 million in fiscal 2008 from $195.0 million in fiscal 2007. This increase was primarily driven by an increase in the volume of transactions executed for existing clients, which contributed $54.3 million of the increase, and an increase in revenue from new clients, which contributed $11.9 million of the increase (including $9.0 million of revenue contributed by Marketics which we acquired in May 2007).
Revenue in the WNS Global BPO segment increased by 55.7% to $195.0 million in fiscal 2007 from $125.2 million in fiscal 2006. This increase was primarily driven by an increase in the volume of transactions executed for existing clients, which contributed $56.3 million of the increase, and an increase in revenue from new clients, which contributed $13.5 million of the increase.
Contract prices across the various types of processes remained substantially stable over these periods.
Segment Operating Income. Segment operating income in the WNS Global BPO segment decreased by 40.6% to $16.2 million in fiscal 2008 from an operating income of $27.3 million in fiscal 2007. The decrease was primarily attributable to higher cost of revenue and other costs.
The key components of our cost of revenue are employee costs (which comprise employee salaries and costs related to recruitment, training and retention), infrastructure-related costs (which comprise depreciation charges, lease rentals, facilities management costs and telecommunication network costs), and travel related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPO segment. Our cost of revenue increased by $59.6 million to $181.7 million in fiscal 2008 from $122.1 million in fiscal 2007, primarily on account of an increase in employee costs and wages by $42.9 million due to the increase in headcount. In addition, infrastructure costs increased by $13.4 million and depreciation costs increased by $3.9 million due to the opening of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore, which was partially offset by a decrease in travel cost by $0.7 million.
The key components of our other costs are corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, brand building expenses, and other general expenses not related to cost of revenue. Our other costs increased by $17.7 million to $63.3 million in fiscal 2008 from $45.6 million in fiscal 2007. The increase in other costs was primarily on account of an increase in non-operating employee compensation by $3.3 million, an increase in travel expenses by $0.7 million and an increase in professional fees by $3.5 million due to an increase in our marketing efforts and the expansion of our management team. In addition, administration costs increased by $10.2 million primarily due to (i) the recently introduced fringe benefit tax payable by us on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees of $2.5 million, (ii) an increase in fringe benefit tax on other expenses by $1.2 million, (iii) an increase in bad debts provision of $1.4 million, (iv) an increase in infrastructure cost of $1.3 million and depreciation cost of $0.4 million due to the opening of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore, (v) an increase in other employee related costs such as recruitment and training cost of $1.5 million, and (vi) an increase in other administrative expense of $1.8 million. Segment operating margin for fiscal 2008 decreased by 7.8% to 6.2% of revenue as compared to fiscal 2007.
Segment operating income in the WNS Global BPO segment increased by 55.7% to $27.3 million in fiscal 2007 from $17.5 million in fiscal 2006. This change was primarily attributable to an increase in revenue in fiscal 2007. The increase in revenue was partially offset by higher cost of revenue and other costs. Our cost of revenue increased by $45.3 million to $122.1 million in fiscal 2007 from $76.8 million in fiscal 2006, primarily on account of an increase in employee costs by $27.6 million and an increase in travel costs by $2.6 million due to the increase in headcount. In addition, infrastructure costs increased by $11.3 million and depreciation cost increased by $3.8 million due to the opening of two new delivery centers, one each in Pune and Mumbai, and the expansion of existing centers.
Our other costs increased by $14.7 million to $45.6 million in fiscal 2007 from $30.9 million in fiscal 2006. The increase in other costs was primarily on account of an increase in non-operating employee compensation by $5.7 million, an increase in travel expenses by $2.3 million and an increase in professional fees by $1.0 million due to an increase in our marketing efforts and the expansion of our management team. In addition, administration costs increased by $5.7 million primarily due to (i) an increase in facility cost by $1.2 million and an increase in depreciation cost by $0.3 million due to the setting up of two new delivery centers, one each in Pune and Mumbai, and the expansion of existing delivery centers, (ii) an increase in other employee related costs such as recruitment and training cost by $0.8 million, and (iii) an increase in other administrative expense by $3.4 million. Segment operating margin for fiscal 2007 remained unchanged at 14.0% of revenue as compared to fiscal 2006.
WNS Auto Claims BPO
Segment Revenue. Revenue in the WNS Auto Claims BPO segment increased by 25.8% to $199.7 million in fiscal 2008 from $158.8 million in fiscal 2007, primarily due to an increase in the volume of transactions executed for our existing clients, which contributed $37.9 million of the increase, and an increase in revenue from new clients, which contributed $3.0 million of the increase (including $0.1 million of revenue contributed by Flovate which we acquired in June 2007). Payments made to repair centers in fiscal 2008 were $169.2 million, an increase of 27.6% from $132.6 million in fiscal 2007. This was primarily due to an increase in the volume of transactions executed for our new clients and the addition of new clients. Revenue less repair payments in this segment increased by 16.8% to $30.6 million in fiscal 2008 from $26.2 million in fiscal 2007 due to additional revenue from existing and new clients of $2.0 million and $2.4 million, respectively.
Revenue in the WNS Auto Claims BPO segment increased by 99.5% to $158.8 million in fiscal 2007 from $79.6 million in fiscal 2006, primarily due to the addition of a significant new client, which contributed $59.1 million of the increase, and the assumption of the role as principal in our dealings with third party repair centers for our accident management services for an existing significant client, which contributed $52.7 million of the increase. This increase in revenue was partially offset by a decrease in revenues from existing clients of $32.6 million. Payments made to repair centers in fiscal 2007 were $132.6 million, an increase of 141.5% from $54.9 million in fiscal 2006. This was primarily due to the addition of a significant new client, which contributed $51.4 million of the increase, and our assumption of the role as principal in our dealings with third party repair centers for accident management services for an existing significant client, which contributed $53.6 million of the increase. This increase in revenue was partially offset by a decrease in revenues from existing clients of $27.3 million. Revenue less repair payments in this segment increased by 6.1% to $26.2 million in fiscal 2007 from $24.7 million in fiscal 2006, due to the addition of a significant new client. Contract prices across the various types of processes remained substantially stable over these periods.

Segment Operating Income. Segment operating income increased by 184.3% to $14.5 million in fiscal 2008 from $5.1 million in fiscal 2007. This increase of 184.3% was primarily on account of an increase in revenue which was partially offset by an increase in our cost of revenue and other costs. As claims management revenue is recognized over the period that claims are processed, a portion of such revenue is deferred at the end of a period. Our processing period generally ranges between one to two months. Claims management revenue deferred at March 31, 2007 was higher than claims management revenue deferred at March 31, 2008 by $0.3 million. Our cost of revenue increased by $30.6 million to $180.2 million in fiscal 2008 from $149.6 million in fiscal 2007. The largest component of our cost of revenue is payments to repair centers as part of our automobile management services where we arrange for repairs through a network of repair centers. Other primary components of our cost of revenue are employee costs (which comprise employee salaries and costs related to recruitment, training and retention), infrastructure-related costs (which comprise depreciation charges, lease rentals, facilities management costs and telecommunication network costs), and travel related costs. The increase in cost of revenue was primarily on account of an increase in payments to repair centers by $36.5 million to $169.1 million in fiscal 2008 from $132.6 million in fiscal 2007 due to the addition of new clients. This increase was partially offset by a decrease in our employee costs by $2.6 million, a decrease in infrastructure related costs by $2.4 million, a decrease in depreciation cost by $0.7 million and a decrease in travel costs by $0.2 million. The key components of our other costs are non-operating employee compensation, travel costs, professional expenses and administration related costs. Our other costs increased by $0.8 million to $5.0 million in fiscal 2008 from $4.2 million in fiscal 2007 due to an increase in administration costs by $0.9 million which was partially offset by a decrease in our professional expenses by $0.1 million. Our travel costs and employee costs remained stable during this period. Segment operating margin for fiscal 2008 increased by 4.0% to 7.2% of revenue as compared to 3.2% in fiscal 2007. Segment operating income as a percentage of revenue less repair was 47.3% in fiscal 2008 as compared to 19.4% in fiscal 2007.
Segment operating income decreased by 1.4% to $5.07 million in fiscal 2007 from $5.14 million in fiscal 2006. This decrease of 1.4% was mainly on account of a ramp up for a significant customer. Claims management revenue deferred at March 31, 2006 was higher than claims management revenue deferred at March 31, 2007 by $0.2 million. In addition, our increase in revenue in fiscal 2007 was offset by an increase in our cost of revenue and other costs. Our cost of revenue increased by $78.8 million to $149.6 million in fiscal 2007 from $70.8 million in fiscal 2006. The increase in cost of revenue was primarily on account of an increase in payments to repair centers by $77.7 million to $132.6 million in fiscal 2007 from $54.9 million in fiscal 2006 due to the addition of a new client which accounted for $51.4 million of the increase and an increase in business from existing clients which accounted for the balance of $26.3 million, an increase in infrastructure related costs by $1.1 million and an increase in travel costs by $0.1 million. This increase was partially offset by a decrease in our employee costs by $0.1 million. Our other costs increased by $0.6 million to $4.2 million in fiscal 2007 from $3.6 million in fiscal 2006 due to an increase in non-operating employee compensation by $0.3 million and an increase in our professional expenses by $0.2 million as a result of our increased marketing efforts and the expansion of our management team. In addition, our administration costs increased by $0.1 million. Our travel costs remained stable during this period. Segment operating margin for fiscal 2007 decreased by 3.2% to 3.2% of revenue as compared to 6.4% in fiscal 2006. Segment operating income as a percentage of revenue less repair payments was 19.4% in fiscal 2007 as compared to 20.8% in fiscal 2006.

Quarterly Results
The following table presents unaudited quarterly financial information for each of our last eight fiscal quarters on a historical basis. We believe the quarterly information contains all adjustments necessary to fairly present this information. As a business process outsourcing services provider, we anticipate and respond to demand from our clients. Accordingly, we have limited control over the timing and circumstances under which our services are provided. Typically, we show a decrease in our first-quarter margins as a result of salary increases. For these and other reasons, we can experience variability in our operating results from quarter to quarter. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Fiscal 2008				Fiscal 2007
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2008	2007	2007	2007	2007	2006	2006	2006
	(Unaudited, US dollars in millions)
Revenue(1)	$116.1	$115.6	$115.6	$112.5	$110.7	$102.0	$86.6	$53.0
Cost of revenue	88.8	91.9	92.5	90.2	85.2	81.3	67.3	37.4
Gross profit	27.3	23.8	23.1	22.3	25.5	20.7	19.3	15.6
Operating expenses:
SG&A(2)	21.4	17.8	18.8	14.7	16.3	14.0	12.1	10.1
Amortization of intangibles assets	0.7	0.9	0.5	0.8	0.5	0.5	0.5	0.5
Impairment of goodwill, intangibles and other assets	—	—	15.5	—	—	—	—	—
Operating income (loss)	5.3	5.1	(11.6)	6.8	8.7	6.2	6.7	5.0
Other income (loss), net	2.2	2.0	2.2	2.7	1.3	1.3	(0.1)	(0.1)
(Provision) for income taxes	(1.4)	(1.7)	(1.0)	(1.0)	(1.2)	(0.5)	(0.6)	(0.3)
Net income (loss)	6.1	5.5	(10.5)	8.4	8.8	7.0	6.0	4.6
The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2008				Fiscal 2007
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2008	2007	2007	2007	2007	2006	2006	2006
	(Unaudited)
Gross profit as a percentage of revenue	23.5%	20.6%	20.0%	19.8%	23.1%	20.3%	22.2%	29.4%
Operating income (loss) as a percentage of revenue	4.5%	4.4%	(10.1)%	6.0%	7.9%	6.2%	7.7%	9.4%
Gross profit as a percentage of revenue less repair payments	36.4%	32.1%	32.2%	32.0%	39.8%	36.3%	36.4%	34.3%
Operating income (loss) as a percentage of revenue less repair payments	7.0%	6.9%	(16.2)%	9.7%	13.7%	11.0%	12.6%	11.0%
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2008				Fiscal 2007
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2008	2007	2007	2007	2007	2006	2006	2006
	(Unaudited)
Revenue	$116.1	$115.6	$115.6	$112.5	$110.7	$102.0	$86.6	$53.0
Less: Payments to repair centers	41.0	41.6	43.8	42.8	46.7	44.8	33.6	7.5

Revenue less repair payments	$75.1	$74.1	$71.7	$69.8	$64.0	$57.2	$53.0	$45.5

Notes:

(1)	The financial information for the quarters from and including the quarter ended June 2007 reflects the acquisitions of Marketics in May 2007 and Flovate in June 2007.

(2)	Our SG&A expenses for the three months period ended September 30, 2007 include a provision for bad debts of $1.4 million towards accounts receivable from FMFC, one of our mortgage services customer that filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in August 2007. We have filed our claims with the bankruptcy court for the unpaid invoices, lost profit on the minimum revenue commitment and certain administrative claims.

Contractual Obligations
Our principal commitments consist of obligations under operating leases for office space, which represent minimum lease payments for office space, purchase obligations for property and equipment and capital leases for computers. The following table sets out our total future contractual obligations as of March 31, 2008 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	(US dollars in thousands)
Operating leases	$74,652	$15,820	$23,932	$12,794	$22,106
Purchase obligations	$1,826	$1,826	—	—	—
Capital lease obligations	—	—	—	—	—

Total	$76,478	$17,646	$23,932	$12,794	$22,106

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
In fiscal 2008 and 2007, our net income was $9.5 million and $26.6 million, respectively. By implementing our growth strategy (see “Item 4. Information on the Company — B. Business Overview — Business Strategy”), we intend to generate higher revenue in the future in an effort to maintain our profitable position.
As of March 31, 2008, we had cash and cash equivalents of $102.7 million. We typically seek to invest our available cash on hand in bank deposits or short-term money market accounts. As of March 31, 2008, we had an unused line of credit of Rs. 361.8 million ($9.0 million) from the Hong Kong and Shanghai Banking Corporation, Mumbai Branch.
In July 2008, we incurred a bank loan of $200 million to fund, together with cash in hand, the consideration for the transaction with AVIVA described under “— Overview — Recent Developments” above. For more information on the bank loan, see “— Outstanding Loans.”
In May 2007, we completed the acquisition of Marketics. The consideration for the acquisition is an initial payment of $30.0 million in May 2007 and a contingent earn-out consideration of $33.7 million calculated based on the performance and results of operations of Marketics for its fiscal year ended March 31, 2008 which was paid in July 2008. 75.1% of the share capital of Marketics was transferred to us in May 2007 and the remaining 24.9% of the share capital of Marketics is in the process of being transferred to us pursuant to the payment of the contingent earn-out consideration. We paid the initial $30.0 million payment from our cash and cash equivalents (including the net proceeds to us from our initial public offering) in May 2007 and the $33.7 million contingent earn-out consideration also from our cash and cash equivalents in July 2008. We have consolidated 100% of the results of operation of Marketics from May 1, 2007.
In June 2007, we completed the acquisition of Flovate (which we subsequently renamed as WNS Workflow Technologies Limited). We paid £3.3 million in cash in June 2007 and deposited into an escrow account an additional retention amount of £0.7 million, which has since been paid to the selling shareholders.

In April 2008, we completed the acquisition of Chang Limited. The consideration for the acquisition is an initial payment of $16.0 million and a contingent earn-out consideration of up to $3.2 million to be calculated based on the performance and results of operations of Chang Limited for its fiscal year ending March 31, 2009 payable in April 2009. We paid the initial $16.0 million payment, and we intend to pay the contingent earn-out consideration, from cash generated from operating activities and existing cash and cash equivalents.
In June 2008, we completed the acquisition of BizAps. The consideration for the acquisition is an initial payment of $10.0 million and a contingent earn-out consideration of up to $9.0 million to be calculated based on the performance and results of operations of BizAps for its fiscal years ending June 30, 2009 and 2010 payable in July 2010. We paid the initial $10.0 million payment, and we intend to pay the contingent earn-out consideration, from cash generated from operating activities and existing cash and cash equivalents.
In July 2008, we entered into the transaction with AVIVA consisting of the share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and the AVIVA master services agreement pursuant to which we will provide BPO services to AVIVA’s UK and Canadian businesses, as described under “— Overview — Recent Developments” above. The total consideration for the transaction was approximately £115 million (approximately $229 million based on the noon buying rate as of June 30, 2008), subject to adjustments for cash, debt and the enterprise values of the companies holding the Chennai and Pune facilities which will be determined on their respective transfer dates to Aviva Global. We incurred a bank loan of $200 million to fund, together with cash in hand, the consideration for the transaction.
Our business strategy requires us to continuously expand our delivery capabilities. We expect to incur capital expenditures on setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We expect our capital expenditures needs in fiscal 2009 to be approximately $35.0 million. As of March 31, 2008, we had material commitments for capital expenditures of $18.0 million relating to the purchase of property and equipment for our delivery centers. We believe that our anticipated cash generated from operating activities and, cash and cash equivalents in hand will be sufficient to meet out estimated capital expenditures for fiscal 2009.
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
Outstanding Loans
In July 2008, we entered into a secured 4.5 year term loan facility of $200 million to finance our transaction with AVIVA described under “— Overview — Recent Developments” above. We drew down the full amount of $200 million under the facility in July 2008. The rate of interest payable on the facility is US dollar LIBOR plus 3% per annum. However, this interest rate is subject to change as we have agreed that the arrangers for the bank loan have the right at any time prior to the completion of the syndication of the bank loan to change the pricing of the bank loan if any such arranger determines that such change is necessary to ensure a successful syndication of the bank loan. We expect the syndication of the bank loan to be completed by March 31, 2009. The interest period for the loan is three months or such other period as we may select. We are currently paying interest on a three-month basis under this loan. The loan is repayable in eight semi-annual installments with the first installment falling due on July 10, 2009.
Under this facility, we are subject to change of control covenants and financial covenants as to gearing (the ratio of total borrowings to tangible net worth), borrowings (ratio of total borrowings to earnings before interest, taxes, depreciation and amortization, or EBITDA), debt service coverage (ratio of EBITDA to debt service), and the ratio of the aggregate outstanding under the facility to the value of Avival Global. As of the date hereof, we are in compliance with all of these covenants.
The facility is secured by, among other things, guarantees provided by us and certain of our subsidiaries, namely, WNS Capital Investment Limited, WNS UK and WNS North America Inc., a fixed and floating charge over the assets of WNS UK, share pledges over WNS Capital Investment Limited, WNS UK, WNS North America Inc. and WNS Mauritius, and charges over certain bank accounts.

Cash Flows from Operating Activities
Cash flows provided by operating activities were $41.1 million for fiscal 2008 and $39.3 million for fiscal 2007. The increase in cash flows from operating activities in fiscal 2008 as compared to fiscal 2007 was attributable to an increase by $7.9 million in net income as adjusted for impairment, depreciation, amortization, share-based compensation, allowance for doubtful accounts and deferred income taxes. This increase was partially offset by an increase of $6.2 million in working capital. The increase in working capital was primarily attributable to a decrease in deferred revenue by $13.0 million in our WNS Auto Claims BPO segment arising from advance billing by us for projects that have not been completed which was partially offset by a decrease in accounts receivable by $4.1 million, a decrease in prepaid income tax by $1.4 million due to an increase in MAT payable in fiscal 2008 and an increase in accounts payable by $1.3 million due to an increase in the volume of business.
Cash flows provided by operating activities were $39.3 million for fiscal 2007 and $34.8 million for fiscal 2006. The increase in cash flows from operating activities in fiscal 2007 as compared to fiscal 2006 was attributable to an increase by $12.0 million in net income as adjusted for depreciation, amortization, share-based compensation, allowance for doubtful accounts and deferred income taxes. This increase was partially offset by an increase of $7.5 million in working capital. The increase in working capital was primarily attributable to an increase in accounts receivable by $7.0 million on account of increased revenues, an increase in prepaid expenses of $1.4 million primarily on account of an option premium paid on our foreign exchange hedging contracts, an increase in advances of $5.8 million primarily due to service tax paid that was recoverable from the government of India and higher corporate tax paid by our UK subsidiary, a decrease in accounts payable by $5.7 million and an increase in excess tax benefits from share based compensation aggregating to $5.7 million. The increase was partially offset by an increase in accounts payable and accruals by $6.8 million due to an increase in the volume of work, an increase in deferred revenue by $10.3 million arising primarily from advance billing by us for projects which have not been completed and a decrease in deposits by $1.0 million.
Accounts receivables as of March 31, 2008 and 2007 represented 10.4% and 11.5% of our revenue in fiscal 2008 and fiscal 2007, respectively. The lower receivable as a percentage of our annual revenue in fiscal 2008 was primarily due to better collections of accounts receivables.
Cash Flows from Investing Activities
Cash flows used in investing activities were $58.5 million in fiscal 2008 as compared with $38.6 million in fiscal 2007. The increase in cash flows used in investing activities in fiscal 2008 from fiscal 2007 was primarily on account of higher acquisition cost of $35.2 million paid towards the acquisitions of Marketics and Flovate as compared to the acquisition cost of $0.9 million for PRG Airlines’ fare audit services business and GHS’s financial accounting business in fiscal 2007, an increase in capital expenditure by $0.7 million incurred for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers, and lower proceeds from the sale of our computers and office equipment by $1.7 million. The increase in outflow is partially offset by net inflow from maturity of bank deposits and marketable securities of $15.9 million and net proceeds of $1.6 million received on account of our transfer of the Sri Lanka facility to AVIVA.
Cash flows used in investing activities were $38.6 million in fiscal 2007 as compared with $18.7 million used in fiscal 2006. The increase in cash flows used in investing activities in fiscal 2007 from fiscal 2006 was primarily attributable to an increase in capital expenditures by $12.6 million, the placement of $12.0 million in bank deposits, cash payments aggregating $0.9 million as part of the purchase consideration for the acquisition of the fare audit services business of PRG Airlines, which was partially offset by the receipt of proceeds from the sale of computers and office equipment of $1.8 million. The increased capital expenditures in fiscal 2007 were primarily for leasehold improvements, purchase of computers, furniture and other office equipment associated with expanding the capacity of our delivery centers. Cash flows used in investing activities in fiscal 2006 included a cash payment of $3.9 million towards the acquisition of Trinity Partners.

Cash Flows from Financing Activities
Cash inflow from financing activities were $5.6 million in fiscal 2008 as compared to $91.0 million in fiscal 2007 primarily due to receipt of the net proceeds from our initial public offering in July 2006 of $78.8 million in fiscal 2007, a decrease in the proceeds from the exercise of employee stock options by $2.5 million and a decrease in excess tax benefits from share-based compensation expense by $4.1 million.
Cash inflow from financing activities were $91.0 million in fiscal 2007 as compared with cash outflow of $6.4 million in fiscal 2006 primarily because of the receipt of our net proceeds from our initial public offering in July 2006 of $78.8 million and an increase in proceeds received from the exercise of employee stock options by $2.7 million. In accordance with SFAS 123(R), we classified excess tax benefits from share-based compensation expense of $5.7 million as cash flows from financing activities rather than cash flows from operating activities for the fiscal 2007. We repaid a loan of $10.0 million in fiscal 2006.
We believe that our cash flow from operating activities will be sufficient to meet our estimated capital expenditures, working capital and other cash needs until at least March 31, 2009, the end of fiscal 2009.
Recently Issued Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance for the determination of fair value, and establishes a fair value hierarchy for assessing the sources of information used in fair value measurements. SFAS 157 became effective for us on April 1, 2008. We do not believe that the adoption of this accounting standard will have a significant impact on our consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” or SFAS 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 became effective for us on April 1, 2008. We do not believe that the adoption of this accounting standard will have a significant impact on our consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations,” or SFAS 141(R). The standard changes the way companies account for business combinations including requiring the acquiring entity in a business combination to recognize assets acquired and liabilities assumed in the transaction, establishing the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requiring the acquiring entity to disclose information needed by investors to understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the impact of the adoption of SFAS 141(R) on our consolidated financial statements.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS 160. SFAS 160 requires an entity to classify noncontrolling financial interests in its subsidiaries as a separate component of equity. Additionally, transactions between an entity and its noncontrolling interests are required to be treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,” or SFAS 161. This standard changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early adoption permitted. We are currently evaluating its impact on our financial statements.
In April 2008, the FASB issued FASB Staff Position (FSP) No. Financial Accounting Standard 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP No. FAS 142-3. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” We are required to adopt FSP No. FAS 142-3 for fiscal years beginning after December 15, 2008. We are evaluating the impact of the adoption of FSP No. FAS 142-3 on our financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. SFAS 162 will become effective 60 days after the Commission’s approval of the Public Company Accounting Oversight Board amendments to Auditing Standards (AU) Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not expect the adoption of SFAS 162 to have a material impact on our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
Our board of directors consists of seven directors.
The following table sets forth the name, age (as of June 30, 2008) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Ramesh N. Shah	60	Chairman of the Board
Neeraj Bhargava	44	Director and Group Chief Executive Officer
Jeremy Young	43	Director
Eric B. Herr(1)(2)(3)	60	Director
Deepak S. Parekh(3)(4)(5)	63	Director
Richard O. Bernays(1)(4)(6)	65	Director
Anthony Armitage Greener(1)(3)(4)(7)	68	Director

Executive Officers
Ramesh N. Shah	60	Chairman of the Board
Neeraj Bhargava	44	Group Chief Executive Officer
Alok Misra(8)	41	Group Chief Financial Officer
Anup Gupta(9)	36	Group Chief Operating Officer
J.J. Selvadurai(10)	49	Managing Director of European Operations

Notes:

(1)	Member of the Nominating and Corporate Governance Committee.

(2)	Chairman of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Chairman of the Nominating and Corporate Governance Committee.

(6)	Chairman of the Compensation Committee. Mr. Bernays was appointed as Chairman of the Compensation Committee in place of Mr. Shah with effect from July 2007.

(7)	Appointed as a director in June 2007. Sir Anthony was appointed as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee with effect from July 2007.

(8)	Appointed as Group Chief Financial Officer in place of Mr. Zubin Dubash with effect from February 18, 2008.

(9)	Formerly the Chief Executive Officer — Travel Services. Promoted to Group Chief Operating Officer with effect from September 10, 2007.

(10)	On October 1, 2007, Mr. J.J. Selvadurai assumed the position of Managing Director of WNS UK in place of Mr. Alan Stephen Dunning. At the same time, the position of Managing Director of WNS UK became an executive level position and was renamed as “Managing Director of European Operations.” Mr. Dunning has since undertaken a senior advisory role to help us further expand our UK and European businesses.
In September 2007, we reorganized our corporate structure pursuant to which Anup Gupta, our Group Chief Operating Officer, assumed the overall responsibility of performing the policy-making functions in respect of all our business units and became in charge of all our business units, except WNS Assistance, with the assistance of the respective Chief Executive Officer of each business unit whose roles were correspondingly reduced as compared to their roles prior to the management reorganization. Ramesh N. Shah remains in charge of, and retains overall responsibility of performing the policy-making functions of, WNS Assistance. The Chief Executive Officers for our Travel Services, BFSI, WNS Assistance, Industrial and Infrastructure Services, Finance and Accounting Services and Knowledge Services business units are Ambreesh Mahajan, Arjun Singh, Bernard Donoghue, Manish Sinha, Sulakshana Patankar and Anish Nanavaty, respectively. Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors
Ramesh N. Shah is our Chairman and was appointed to our board of directors in July 2005. Mr. Shah is based in New York. In addition to his role as Chairman of our board of directors, he mentors our North American sales team and manages key external stakeholder relationships. Prior to WNS, he was the chief executive officer for the retail banking division at GreenPoint Bank and has held senior positions at American Express, Shearson and Natwest. Mr. Shah received a Master of Business Administration from Columbia University and a Bachelor of Arts degree from Bates College. The business address for Mr. Shah is 420 Lexington Avenue, Suite 2515, New York, New York 10170, USA.
Neeraj Bhargava is our co-founder and Group Chief Executive Officer and was appointed to our board of directors in May 2004. Mr. Bhargava is based in Mumbai, India. Mr. Bhargava’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our organization. Mr. Bhargava served as our President and Group Chief Financial Officer from 2002 until May 2004 when he became our Group Chief Executive Officer. Mr. Bhargava received a Master of Business Administration from the Stern School of Business, New York University, and a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University. The business address for Mr. Bhargava is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Jeremy Young was appointed to our board of directors as a nominee of Warburg Pincus in May 2004. Mr. Young is based in London. He held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics before he joined Warburg Pincus in 1992. He received a Master of Arts degree in English from Cambridge University and a Master of Business Administration from Harvard Business School. He focuses on business services and is also a director of Fibernet Communications, Warburg Pincus Roaming II S.A and e-Verger Limited. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London SW1Y 6QW, England.
Eric B. Herr was appointed to our board of directors in July 2006. Mr. Herr is based in the United States. He currently serves as the Chairman of the board of directors for Workscape Inc. (since 2005) and on the board of directors of Taleo Corporation (since 2002). He also serves as the Chairman of the audit committee of Taleo Corporation. From 1992 to 1997, Mr. Herr served as Chief Financial Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Deepak S. Parekh was appointed to our board of directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) and Chief Executive Officer of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of one of our clients, GlaxoSmithKline Pharmaceuticals Ltd. Mr. Parekh is also a director of several Indian public companies such as Siemens Ltd. (since 2003), HDFC Chubb General Insurance Co. Ltd. (since 2002), HDFC Standard Life Insurance Co. Ltd. (since 2000), HDFC Asset Management Co. Ltd (since 2000), Housing Development Finance Corporation Ltd (since 1985), Castrol India Ltd. (since 1997), GlaxoSmithKline Pharmaceuticals Ltd. (since 1994), Infrastructure Development Finance Co. Ltd (since 1997), Hindustan Lever Ltd. (since 1997), Hindustan Oil Exploration Corporation Ltd. (since 1994), Mahindra & Mahinda Ltd. (since 1990) and The Indian Hotels Co. Ltd. (since 2000). Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Financial Chartered Accountant degree from England and Wales. The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai — 400020, India.
Richard O. Bernays was appointed to our board of directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves in several board roles, including as non-executive chairman of Hermes Pensions Management and as the non-executive director of Throgmorton Trust plc, Gartmore Global Trust plc, Impax Environmental Markets Trust plc, Martin Curie Income and Growth Trust, Majid Al Futaim Trust and Charter European Trust plc. Mr. Bernays is also a member of the Supervisory Board of the

National Provident Life. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is Lloyds Chambers, 1 Portsoken Street, London E1 8H2, England.
Sir Anthony Armitage Greener was appointed to our board of directors in June 2007. Sir Anthony is based in London and is the Chairman of the Qualifications and Curriculum Authority. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a director of Williams Sonoma. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is 83, Piccadilly, London W1J 8QA, England.
Executive Officers
Ramesh N. Shah is the Chairman of our board of directors. Please see “— Directors” above for Mr.  Shah’s biographical information.
Neeraj Bhargava is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Bhargava’s biographical information.
Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include finance and accounting, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS (part of Electronic Data Systems) and financial controller at ITC Limited. He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Mistra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Anup Gupta serves as Group Chief Operating Officer. Mr. Gupta is based in Mumbai and is responsible for managing the performance of our business units and enabling units which are our non-business support units such as risk management, facilities procurement, administration and human resource. Prior to his appointment as our Group Chief Operating Officer, Mr. Gupta served as the Chief Executive Officer of our travel services business unit, and has led many new initiatives since joining our company in 2002. Prior to that, Mr. Gupta was a Principal at eVentures India, a News Corp. and SoftBank backed-venture fund, where he developed many companies in the offshore services areas. Previously, Mr. Gupta was a management consultant with Booz Allen & Hamilton. Mr. Gupta received a Masters of Business Administration from the Indian Institute of Management, Calcutta and a Bachelor of Technology from the Indian Institute of Technology, Kharagpur where he graduated at the top of his class. The business address for Mr. Gupta is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
J.J. Selvadurai is Managing Director of European Operations. Prior to that, he was the Chief Executive Officer of our enterprise services business unit until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 20 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is certified in data management and is a member of the data processing institute. The business address for Mr. Selvadurai is Ash House, Fairfield Avenue, Staines, Middlesex, TW18 4AN, England.

B. Compensation
Our Compensation Philosophy and Practice
The following contains a description and analysis of the compensation arrangements and decisions we made for our executive officers and other managers for fiscal 2008 and 2007. Other managers refer to our officers who are holding positions of Executive Vice President, Senior Vice President or their equivalent.
General Philosophy
A combination of base salary, performance-based bonus and equity awards (as long-term incentives) is used to compensate our executive officers and other managers. The compensation for our executive officers and other managers is designed (a) to be competitive with compensation packages of comparable information technology and IT-enabled services, or ITES, companies in India, particularly ITES companies in the BPO sector as we compete directly with these companies for the same talent-pool to provide services to similar clients; and (b) to retain and attract talent from the US and Europe which is required to meet our needs as a global BPO company, particularly as all of our clients are based outside of India.
The information technology and BPO sectors have been leading growth sectors in India in the recent years and compete with each other for managerial talent required to drive their growth. We, in turn, routinely adjust our compensation levels in order to attract and retain employees with the requisite managerial skills and background. We also routinely review compensation packages offered by peer companies in the countries where our executive officers and other managers are located to assess our competitiveness. In particular, to serve the needs of our clients in the UK and the US, we set our compensation levels with a view to be in a competitive position to actively recruit senior management talent based in these two countries.
In general, at the beginning of each fiscal year, our board of directors sets individual and group performance targets for our executive officers and other managers. For our executive officers, the incentive awards, consisting of performance-based bonus and equity award, are linked primarily to our growth for earnings (net income excluding stock compensation and amortization charges) and revenue less repair payments and other strategically important targets. For other managers, the incentive awards are linked primarily to the achievement of the operational goals for the areas of operations managed by them and, to a lesser extent, to our overall annual performance.
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

Target Overall Compensation
We set our overall compensation targets in close consultation with Mercer. In fiscal 2006, in conjunction with our preparation for our initial public offering in July 2006, Mercer’s work included conducting a survey of the prevailing compensation practices within the information technology and ITES/BPO industries in India and the US to advise the compensation committee on compensation structures and appropriate amounts and nature of compensation for our executive officers and other managers to ensure that our compensation package is competitive in our markets. The companies selected by Mercer for its survey for benchmarking our executive officers’ compensation also included companies in similar industries and size that were recently listed in the US at that time. The selected peer group of companies included SynTel, LLC and Convergys Corporation from the data processing, outsourced services and telecommunication services industries, and Cognizant Technology Solutions Corporation, Covansys Corp. and Kanbay, Inc. from the information technology consulting and other services industries.
The Mercer survey provided us with a starting point in the determination of our overall compensation targets. In addition, we considered factors which from our experience have been important in the retention of our employees and the feedback received from our employees as well as potential employees during recruitment to determine the overall compensation targets. In the case of our Group Chief Executive Officer, we also considered our overall performance under his leadership and the opportunity cost of finding a suitable replacement for him. Based upon Mercer’s recommendations and the other considerations discussed above, the compensation committee determined and approved the fiscal 2008 target overall compensation for our executive officers.
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
Each vested option is exercisable into one ordinary share and each vested RSU entitles the holder of such RSU to receive one ordinary share. In fiscal 2008, only employees holding the positions of Executive Vice President and above were granted stock options and RSUs. Senior Vice Presidents and Vice Presidents were granted RSUs. The value of three stock options is equivalent to the value of one RSU and the mix of equity awards between stock options and RSUs granted to our Executive Vice Presidents and above were in the ratio of 3 to 2.
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
In addition, for fiscal 2008 and 2007, the key performance indicators included the following additional performance targets for the following executive officers:
•	Chairman of the Board — achievement of specified revenue targets in the US;

•	Group Chief Executive Officer — retention of key managers holding a position of Assistant Vice President and above and the successful completion of our initial public offering;

•	Group Chief Financial Officer — achievement of profit after tax targets, acquisition targets and statutory compliance; and

•	Managing Director of European Operations — achievement of specified revenue targets in the UK and Europe.
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
In determining equity compensation, our board of directors first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our human resource department, we determine the proportion of stock options and RSUs to be granted for each level of our executive officers and other managers. Finally, with the approval of our compensation committee, we determine the total number of stock options and RSUs to be granted to each level of our executive officers and other managers based on the fair market value of the options on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. However, for fiscal 2007, most of the grants were made in July 2006. For fiscal 2008, most of the grants were made in April 2007 in respect of services rendered in fiscal 2007. The existing or vested equity holdings of an employee or the number of prior awards granted are not taken into consideration in determining the number of awards to be granted.
The performance goals for the award of equity awards to our executive officers and other managers are the same as the performance goals to be considered for cash performance bonus payments. Both stock options and RSUs typically vest over a period of three years in equal installments from the date of grant. Under the 2002 Stock Incentive Plan, an individual must remain in our employment and must not have resigned prior to the date of vesting. Under the 2006 Incentive Award Plan, an individual must remain in our employment prior to the date of vesting even if he has resigned prior to the date of vesting. The share-based compensation expenses are amortized over the vesting period.
Mercer has recommended regular annual equity grants to our executive officers and other managers at the levels of Senior Vice Presidents and above. Based on Mercer’s recommendation, we use a tiered approach that denominates award values as a percentage of salary. These awards vest in equal installments over a period of three years on each anniversary of the date of grant. In fiscal 2008, we granted RSUs to our executive officers and other managers at the levels of Vice Presidents and above.
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
Perquisites and Other Benefits
The perquisites and benefits granted to our executive officers and other managers are designed to comply with the tax regulations of the applicable country and therefore vary from country to country in which we operate. To the extent consistent with the tax regulations of the applicable country, the benefits include:
•	medical insurance;

•	leave travel assistance;

•	telephone expenses reimbursement;

•	food coupons;

•	company car schemes;

•	petrol and maintenance for cars;

•	health clubs;

•	accident and life insurance (based on the level of seniority);

•	leased residential accommodation; and

•	relocation benefits (individually negotiated).
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
Severance Benefits
Under each of our employment agreements with our Group Chief Executive Officer, Chairman of Board and Group Chief Financial Officer, if we terminated their employment without cause or if they terminated their employment with us for good reasons, such as a material decrease in their role and responsibilities or in their salary or bonuses opportunity), they would be entitled to receive the severance benefits described at “— Employment Agreements of Certain Directors” below.

Under each of our employment agreements with our other executive officers, if we terminated their employment without cause or if the executive officer resigned for good reason, such executive officer will be entitled to receive a lump sum severance payment in an amount ranging between three to 12 months of their base salary, and in some cases, up to one year’s target bonus, and an acceleration of vesting of stock options and RSUs.
Change in Control Arrangements
In the event of a change in control, all granted but unvested stock options and RSUs under the 2006 Incentive Award Plan would immediately vest and become exercisable by our executive officers subject to certain conditions set out in the applicable stock option plans.
Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid to our directors and executive officers for services rendered in fiscal 2008 was $3.3 million, which comprised of $2.0 million paid towards salary, $1.0 million paid towards bonus and $0.3 million paid towards social security, medical and other benefits. This included compensation paid to Mr. Alan Stephen Dunning for services rendered during the first half of fiscal 2008 when he served as the Managing Director of WNS UK and to Mr. J.J. Selvadurai for services rendered during the second half of fiscal 2008 as the Managing Director of WNS UK, which became an executive officer level position and was renamed as “Managing Director of European Operations” on October 1, 2007. The total compensation paid to our most highly compensated executive in fiscal 2008 was $0.9 million (which was comprised of $0.5 million paid towards salary, $0.3 million paid towards bonus payments and $68,431 paid towards social security, medical and other benefits).
The following table sets forth the total fiscal 2008 compensation paid to our executive officers in fiscal 2008 who were holding such positions as of March 31, 2008. The individual compensation of Alok Misra and Anup Gupta are disclosed in the statutory annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

	As of March 31, 2008
Name	Salary	Bonus	Other Benefits
Ramesh N. Shah	$400,000	$185,000	$51,608
Neeraj Bhargava	480,000	325,000	68,431
Alok Misra(1)	41,691	—	2,172
Anup Gupta(2)	393,747	148,920	20,438
J.J. Selvadurai (3)	180,265	70,968	76,234

Notes:

(1)	Appointed as Group Chief Financial Officer in place of Mr. Zubin Dubash with effect from February 18, 2008.

(2)	Promoted to Group Chief Operating Officer with effect from September 10, 2007.

(3)	Promoted to Managing Director of European Operations with effect from October 1, 2007.
The aggregate compensation paid to our non-executive directors in fiscal 2008 was $279,874 which comprised of sitting fees.
Our directors and executive officers were granted an aggregate 125,018 options and 161,233 RSUs under the 2006 Incentive Award Plan in fiscal 2008.
Under the 2006 Incentive Award Plan, our independent directors each received options to purchase 14,000 shares initially and an option to purchase 7,000 shares upon reelection to our board of directors at each annual meeting of shareholders thereafter. On August 7, 2007, our board of directors adopted an amendment to the 2006 Incentive Award Plan to eliminate the provision for fixed grants of options to our directors. The number of awards to be granted to our independent directors will instead be determined by our board of directors or our compensation committee. Pursuant to this, our board of directors and our compensation committee determined that each independent director will be granted 2,000 options and 2.500 RSUs for fiscal 2008. The options granted to independent directors will be non-qualified options with a per share exercise price equal to 100% of the fair market value of a share on the date that the option is granted. Options granted to independent directors will become exercisable in cumulative annual installments of 33 1/3% on each of the first, second and third anniversaries of the date of grant.
Employment Agreements of Certain Directors
The employment agreement we have entered into with Mr. Neeraj Bhargava in July 2006 to serve as our Group Chief Executive Officer for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Bhargava elect not to renew the term. Under the agreement, Mr. Bhargava is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in April 2007, Mr. Bhargava was granted stock options and RSUs to purchase an aggregate of 65,600 shares that will vest over a three-year period, subject to his continued employment with us. If Mr. Bhargava’s employment is terminated by us without cause (as defined in the employment agreement), he will be entitled to receive his base salary for a period of 12 months after the date of such termination, in addition to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Bhargava would also be entitled to health benefits during those 12 months to the extent permitted under our health plans.
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
The employment agreement we have entered into with Mr. Ramesh Shah in July 2006 to serve as our chairman for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Shah elect not to renew the term. Under the agreement, Mr. Shah is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in April 2007, Mr. Shah was granted stock options and RSUs to purchase an aggregate of 54,688 shares that will vest over a three-year period, subject to his continued employment with us. If Mr. Shah’s employment is terminated by us without cause (as defined in the employment agreement), he will be entitled to receive his base salary for 12 months after the termination, in addition to all accrued and unpaid salary, earned bonus, accrued and unused vacation and all benefits as set out in the employment agreement.
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

Options and Restricted Share Units Granted
The following table sets forth information concerning options and RSUs granted to our directors and executive officers in fiscal 2008 on the following terms:

	Number of
	Ordinary Shares Underlying
Name	Options Granted	RSUs Granted	Exercise Price Per Share(1)	Expiration Date
Directors
Ramesh N. Shah	21,875	32,813	$27.75	April 5, 2017
Neeraj Bhargava	26,250	39,350	$27.75	April 5, 2017
Jeremy Young	—	—	—	—
Eric B. Herr	2,000	2,500	$22.98	August 7, 2017
Deepak S. Parekh	2,000	2,500	$22.98	August 7, 2017
Richard O. Bernays	2,000	2,500	$22.98	August 7, 2017
Anthony Armitage Greener(2)	2,000	2,500	$22.98	August 7, 2017
	14,000	—	$28.48	June 15, 2017
Executive Officers
Alok Misra(3)	13,260	16,620	$15.32	February 17, 2018
Anup Gupta(4)	8,203	12,305	$27.75	April 5, 2017
	8,000	12,000	$15.68	December 20, 2017
J.J. Selvadurai(5)	8,227	12,340	$27.75	April 5, 2017

Notes:

(1)	Applicable in respect of options granted. There is no exercise price for RSUs.

(2)	Appointed as a director in June 2007. The information in this table excludes options to purchase 14,000 shares granted to Sir Anthony Armitage Greener in June 2007.

(3)	Appointed as Group Chief Financial Officer in place of Mr. Zubin Dubash with effect from February 18, 2008.

(4)	Promoted to Group Chief Operating Officer with effect from September 10, 2007.

(5)	Promoted to Managing Director of European Operations with effect from October 1, 2007.
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. As of March 31, 2008, the amount set aside or accrued by us to provide pension, retirement or similar benefits was $2.2 million.
Provident Fund
In accordance with Indian and Sri Lankan laws, all of our employees in India and Sri Lanka are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.1 million in fiscal 2008, $3.2 million in fiscal 2007 and $1.8 million in fiscal 2006 to the Government Provident Fund.
US Savings Plan
Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended, or the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions thereunder. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.
UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.

Gratuity
In accordance with Indian and Sri Lankan laws, we provide for gratuity pursuant to a defined benefit retirement plan covering all our employees in India and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement death, incapacitation or on termination of employment in an amount based on the employee’s salary and length of service with us (subject to a maximum of approximately $8,000 per employee in India). In India, we provide the gratuity benefit of two Indian subsidiaries through actuarially determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and AVIVA Life Insurance Company Pvt. Ltd., or AVIVA Life Insurance. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA Life Insurance administer the plan. We contributed an aggregate of $0.1 million, $0.1 million and $0.2 million in fiscal 2008, 2007 and 2006, respectively, to LIC and AVIVA Life Insurance. Our Sri Lanka subsidiary and five of our Indian subsidiaries have unfunded gratuity obligations.
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
Stock Options. Stock options vest and become exercisable as determined by the Administrator and set forth in individual stock option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, stock options may be exercised prior to vesting in some cases. Upon exercise, an optionee must tender the full exercise price of the stock option in cash, check or other form acceptable to the Administrator, at which time the stock options are generally subject to applicable income, employment and other withholding taxes. Stock options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an optionee’s termination of service. Shares issued in respect of exercised stock options may be subject to additional transfer restrictions. Any grants of stock options under the 2002 Stock Incentive Plan to US participants were in the form of non-qualified stock options. Optionees, other than optionees who are employees of our subsidiaries in India, are entitled to exercise their stock options for shares or ADSs in the company.
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
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 2,516,425 ordinary shares have been exercised and options to purchase 1,143,528 ordinary shares remain outstanding as of June 30, 2008. In addition, as of June 30, 2008, options under the 2002 Stock Incentive Plan to purchase an aggregate of 413,336 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from £0.9970 to £7.0000. The expiration dates of these options range from July 1, 2012 to February 21, 2016. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into the 2006 Incentive Award Plan.
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
Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Code.
Awards
•	Options. The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The term of options granted under the 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years.

Under the 2006 Incentive Award Plan, our independent directors each received options to purchase 14,000 shares initially and an option to purchase 7,000 shares upon reelection to our board of directors at each annual meeting of shareholders thereafter. On August 7, 2007, our board of directors adopted an amendment to the 2006 Incentive Award Plan to eliminate the provision for fixed grants of options to our directors. The number of awards to be granted to our independent directors will instead be determined by our board of directors or our compensation committee. Pursuant to this, our board of directors and our compensation committee determined that each independent director will be granted 2,000 options and 2,500 RSUs for fiscal 2008. The options granted to independent directors will be non-qualified options with a per share exercise price equal to 100% of the fair market value of a share on the date that the option is granted. Options granted to independent directors will become exercisable in cumulative annual installments of 33 1/3% on each of the first, second and third anniversaries of the date of grant.

•	Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

•	Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

•	Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

•	Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

•	Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

•	Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares.

•	Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

•	Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.
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
Outstanding Awards. As of June 30, 2008, options or RSUs to purchase an aggregate of 2,370,479 ordinary shares were outstanding, out of which options or restricted share units to purchase 1,033,170 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $30.31 and the expiration dates of these options range from July 25, 2016 to April 7, 2018. The weighted average grant date fair value of RSUs granted during the years ended March 31, 2008 and 2007 were $21.68 and $22.26 per ADS, respectively. There were no grants of RSUs during the years ended March 31, 2006 and 2005. There is no purchase price for the RSUs.

Fringe Benefit Tax
In May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax is payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and the RSUs on the date of vesting of the options and the RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, we have amended the terms of our 2002 Stock Incentive Plan and the 2006 Incentive Award Plan to allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we are seeking clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.
C. Board Practices
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our board of directors consists of not less than three directors, and such maximum number as our directors may determine from time to time. Our board of directors currently consists of seven directors. Messrs. Herr, Parekh, Bernays and Sir Anthony satisfy the “independence” requirements of the NYSE rules.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in July 2010;

•	Class II, whose term will expire at the annual general meeting to be held in September 2008; and

•	Class III, whose term will expire at the annual general meeting to be held in 2009.
Our directors for fiscal 2008 are classified as follows:
•	Class I: Sir Anthony Armitage Greener and Mr. Richard O. Bernays;

•	Class II: Mr. Ramesh N. Shah and Mr. Neeraj Bhargava; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.
The appointments of Messrs. Ramesh N. Shah and Neeraj Bhargava will expire at the next annual general meeting to be held in September 2008. We will seek shareholders’ approval for the re-election of Mr. Shah and Mr. Bhargava at the next annual general meeting.
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
Our board of directors held 12 meetings in fiscal 2008.
Committees of the Board
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The audit committee comprises four directors: Messrs. Eric Herr (Chairman), Deepak Parekh, Richard O. Bernays, and Sir Anthony Armitage Greener who replaced Mr. Guy Sochovsky when the latter resigned as a director in July 2007. Each of Messrs. Herr, Parekh and Bernays and Sir Anthony satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the NYSE rules. The principal duties and responsibilities of our audit committee are as follows:
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
The audit committee held five meetings in fiscal 2008.
Compensation Committee
The compensation committee comprises four directors: Messrs Richard O. Bernays (Chairman), Eric Herr, Deepak Parekh and Sir Anthony Armitage Greener. Each of Messrs. Bernays, Herr and Parekh and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Sir Anthony was appointed as a member of our compensation committee in place of Mr. Ramesh Shah in July 2007. Mr. Bernays was appointed as Chairman of the compensation committee in place of Mr. Ramesh Shah in July 2007. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The compensation committee also administers the 2002 Stock Incentive Plan and the 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our board of directors.
The compensation committee held six meetings in fiscal 2008.

Nominating and Corporate Governance Committee
The nominating and corporate governance committee comprises four directors: Messrs. Deepak Parekh (Chairman), Eric Herr, Richard O. Bernays and Sir Anthony Armitrage Greener. Each of Messrs. Parekh, Herr and Bernays and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Sir Anthony was appointed as a member of our nominating and corporate governance committee in place of Mr. Jeremy Young in July 2007. The principal duties and responsibilities of the nominating and governance committee are as follows:
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
The nominating and corporate governance committee held three meetings in fiscal 2008.
D. Employees
For a description of our employees, see “Item 4. Information on the Company — B. Business Overview — Human Capital.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2008 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of June 30, 2008 are based on an aggregate of 42,460,059 ordinary shares outstanding as of that date.

	Number of Ordinary Shares
	Beneficially Owned
Name	Number	Percent
Directors
Ramesh N. Shah(1)	392,395	0.924%
Neeraj Bhargava(2)	267,118	0.629%
Jeremy Young(3)	21,366,644	50.322%
Eric B. Herr	4,667	0.011%
Deepak S. Parekh	4,667	0.011%
Richard O. Bernays	4,667	0.011%
Anthony Armitage Greener	—	—
Executive Officers
Alok Misra	—	—
Anup Gupta	124,970	0.294%
J.J. Selvadurai(4)	267,688	0.630%
All our directors and executive officers as a group (ten persons)(5)	22,432,816	52.873%

Notes:

(1)	Of the 392,395 shares beneficially owned by Ramesh N. Shah, 141,265 shares are indirectly held via a trust which is controlled by Mr. Shah, and the remainder are held directly.

(2)	Of the 267,118 shares beneficially owned by Neeraj Bhargava, 87,300 shares are indirectly held via a trust which is controlled by Mr. Bhargava, and the remainder is held directly.

(3)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(4)	Of the 267,688 shares beneficially owned by J.J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai, and the remainder is held directly by his relatives.

(5)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as of June 30, 2008 on the following terms:

	Option Awards				RSU Awards
	Number of		Number of
	shares		shares		Number of	Number of
	underlying		underlying		shares	shares
	unexercised		unexercised		underlying	underlying
	options	Exercise Price	options	Exercise Price	RSUs held that	RSUs held that
Name	(Exercisable)	per share	(Unexercisable)	per Share	have vested	have not vested
Directors
Ramesh N. Shah	166,666	£3.50	83,334	£3.50	—	151,118
	38,333	$20.00	76,667	$20.00	—	—
	7,292	$27.75	14,583	$27.75	—	—
Neeraj Bhargava	1	£0.9971	—	—	—	180,324
	50,000	£3.50	50,000	£3.50	—	—
	45,000	$20.00	90,000	$20.00	—	—
	8,750	$27.75	17,500	$27.75	—	—
Jeremy Young	—	—	—	—	—	—
Eric B. Herr	4,667	$20.00	9,333	$20.00	—	2,500
	—	—	2,000	$22.98	—	—
Deepak S. Parekh	4,667	$20.00	9,333	$20.00	—	2,500
	—	—	2,000	$22.98	—	—
Richard O. Bernays	4,667	$28.87	9,333	$28.87	—	2,500
	—	—	2,000	$22.98	—	—
Anthony Armitage Greener(1)	4,667	$28.48	9,333	$28.48	—	2,500
	—	—	2,000	$22.98	—	—
Executive Officers
Alok Misra(2)	—	—	13,260	$15.32	—	41,279
Anup Gupta(3)	3,334	£3.0000	—	—	4,935	83,403
	23,334	£3.5000	23,333	£3.50	—	—
	6,667	£7.0000	6,667	£7.00	—	—
	6,667	$20.00	13,333	$20.00	—	—
	1,667	$30.31	3,333	$30.31	—	—
	2,734	$27.75	5,469	$27.75	—	—
	—	—	8,000	$15.68	—	—
J.J. Selvadurai(4)	6,667	$20.00	13,333	$20.00	4,946	58,639
	1,667	$30.21	3,333	$30.21	—	—
	2,742	$27.75	5,485	$27.75	—	—

Notes:

(1)	Appointed as a director in June 2007. The information in this table excludes the options to purchase 14,000 shares granted to Sir Anthony in June 2007.

(2)	Appointed as Group Chief Financial Officer with effect from February 18, 2008.

(3)	Promoted to Group Chief Operating Officer with effect from September 10, 2007.

(4)	Promoted to Managing Director of European Operations with effect from October 1, 2007.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as of June 30, 2008 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 42,460,059 ordinary shares outstanding as of that date.
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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Warburg Pincus(1)	21,366,644	50.32%
FMR LLC(2)	6,285,400	14.80%
Tiger Global Management, L.L.C.(3)	2,246,266	5.29%
Nalanda India Fund Limited(4)	2,210,253	5.21%

Notes:

(1)	Information is based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P., or WP VIII, Warburg Pincus International Partners, L.P., or WPIP, Warburg Pincus Netherlands International Partners I, CV, or WP Netherlands, Warburg, Pincus Partners, LLC, or WPP LLC, Warburg, Pincus & Co., or Warburg Pincus, and Warburg Pincus LLC, or WP LLC. The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(2)	Formerly FMR Corp. Information is based on a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., is the investment adviser to Fidelity Mid Cap Stock Fund.

(3)	Information is based on a report on Schedule 13G jointly filed with the Commission on September 26, 2006 by Charles P. Coleman, III and Tiger Global Management, L.L.C, or Tiger. Tiger serves as the management company of two domestic private investment partnerships and the investment manager of an offshore investment vehicle. Mr. Coleman is the Managing Member of Tiger.

(4)	Information is based on a report on Schedule 13G filed with the Commission on March 20, 2008 by Nalanda India Fund Limited.
None of our major shareholders have different voting rights from our other shareholders.
As of June 30, 2008, 21,560,877 of our ordinary shares, representing 50.78% of our outstanding ordinary shares, were held by a total of 15 holders of record with addresses in the US. As of the same date, 19,511,553 of our ADSs (representing 19,511,553 ordinary shares), representing 45.95% of our outstanding ordinary shares, were held by a total of one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
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
In May 2002, we entered into a master services agreement with British Airways, which was a principal shareholder until it sold its entire shareholding in our initial public offering in July 2006. This agreement provided that we would render business process outsourcing services to British Airways and its affiliates as per services level agreements agreed between us and British Airways. The agreement had a term of five years and would have expired in March 2007. In July 2006, we entered into a contract with British Airways which replaced this 2002 agreement. The renewed contract will expire in May 2012. In fiscal 2008, British Airways accounted for $18.4 million of our revenue, representing 4.0% of our revenue and 6.3% of our revenue less repair payments. In fiscal 2007, British Airways accounted for $15.0 million of our revenue, representing 4.3% of our revenue and 6.8% of our revenue less repair payments. In fiscal 2006, British Airways accounted for $14.7 million of our revenue, representing 7.2% of our revenue and representing 9.9% of our revenue less repair payments.
In fiscal 2003, we entered into agreements with certain affiliates of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. In fiscal 2008, 2007 and 2006, these affiliates in the aggregate accounted for $3.5 million, $2.2 million and $1.6 million, representing 0.8%, 0.6% and 0.8% of our revenue and 1.2%, 1.0% and 1.1% of our revenue less repair payments. We have also entered into agreements with certain other affiliates of Warburg Pincus under which we purchase equipment and certain enterprise resource planning services from them. In fiscal 2008, 2007 and 2006, these affiliates in the aggregate accounted for $189,000, $202,087 and $193,000 in expenses.
In fiscal 2004, we entered into an agreement with Flovate, a company in which Edwin Donald Harrell, who was until April 2006 one of our executive officers, is a majority shareholder, under which we license certain software. Flovate is engaged in the development and maintenance of software products and solutions primarily used by WNS Assistance in providing services to its customers. In fiscal 2008, 2007 and 2006, payments by us to Flovate pursuant to this agreement amounted to $0.8 million, $4.6 million and $3.1 million in the aggregate.
On June 6, 2007, we entered into an agreement with Edwin Donald Harrell, Theodore Agnew and Clare Margaret Agnew to purchase all the shares of Flovate for a consideration comprising £3.3 million in cash and have deposited an additional retention amount of £0.7 million into an escrow account which has been paid to the selling shareholders.
In fiscal 2006, WP International Holdings II LLC, an affiliate of our majority shareholder, Warburg Pincus, extended a loan of £74,783 to Edwin Donald Harrell, who was until April 2006 one of our executive officers. The purpose of this loan was to assist Mr. Harrell to finance the purchase of our ordinary shares upon exercise of his stock options. The loan was repaid by Mr. Harrell in April 2006.
In fiscal 2006, WP International Holdings II LLC, an affiliate of our majority shareholder, Warburg Pincus, extended a loan of £139,999 to one of our executive officers, J. J. Selvadurai. The purpose of this loan was to assist Mr. Selvadurai to finance the purchase of our ordinary shares upon exercise of his stock options. The loan was repaid by Mr. Selvadurai in March 2006.
On January 1, 2005, we entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary ITES software program. J.J. Selvadurai, our Managing Director of European Operations, is a principal shareholder of Datacap. In fiscal 2008, we paid $26,000 for the license under the agreement.
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
On June 6, 2006, we received a notice from the Indian Service Tax Authority requiring us to explain why they should not recover from us service tax amounting to Rs. 173.12 million for the period March 1, 2003 to January 31, 2005 in respect of the business process outsourcing services provided by us to certain clients. In addition, the notice asked us to explain why penalty and interest should not be levied in connection with this tax. We have been advised by legal counsel that this tax demand, if levied, is not tenable under Indian law. We have filed our response to the notice. No final order has been passed by the tax authorities since then. In the meantime, the Indian Service Tax Authority has requested for, and we have provided, supporting documents and clarifications in respect of the matter.
Except for the above, as of the date of this annual report, we are not a party to any other legal proceedings that could reasonably be expected to materially harm our company.
Dividend Policy
Subject to the provisions of the 1991 Law, and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to the shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our board of directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the board to be justified by our distributable reserves. See “Item 10. Additional Information — B. Memorandum and Articles of Association.” We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:
•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•	having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.
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
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on July 26, 2006 at an initial offering price of $20.00 per ADS. The ADRs evidencing ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the underlying shares for ADSs) as of June 30, 2008 was 42,460,059. As of June 30, 2008, there were 19,511,553 ADSs outstanding (representing 19,511,553 ordinary shares).
The high and low last reported sale price per ADS since trading on July 26, 2006 are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal Year:
2007(1)	$35.83	$20.79
2008	$29.85	$12.81
Financial Quarter:
2007
Second quarter(1)	$29.85	$20.79
Third quarter	$34.63	$27.70
Fourth quarter	$35.83	$28.00
2008
First quarter	$29.85	$24.61
Second quarter	$28.65	$16.15
Third quarter	$25.00	$15.31
Fourth quarter	$17.99	$12.81
2009
First quarter	$20.00	$15.60
Month:
January 2008	$17.48	$12.81
February 2008	$17.99	$13.95
March 2008	$16.42	$14.20
April 2008	$20.00	$15.60
May 2008	$19.74	$16.83
June 2008	$18.99	$16.70

Note:

(1)	From July 2006 following the completion of our initial public offering on the NYSE.
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
Our activities are regulated by our Memorandum and Articles of Association. We adopted an amended and restated Memorandum and Articles of Association by special resolution of our shareholders passed on May 22, 2006. This amended and restated Memorandum and Articles of Association came into effect immediately prior to the completion of our initial public offering in July 2006. The material provisions of our amended and restated Memorandum and Articles of Association are described below. In addition to our Memorandum and Articles of Association, our activities are regulated by (among other relevant legislation) the 1991 Law. Our Memorandum of Association states our company name, that we are a public company, that we are a par value company, our authorized share capital and that the liability of our shareholders is limited to the amount (if any) unpaid on their shares. Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete or to identify all of the rights and obligations of our shareholders. The summary is qualified in its entirety by reference to our Memorandum and Articles of Association. See “Item 19. Exhibits — Exhibit 1.1” and “Item 19. Exhibits — Exhibit 1.2.”
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

Share Capital
As of June 30, 2008, the authorized share capital is £5,100,000 divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. We had 43,363,100 and 42,460,059 ordinary shares outstanding as of March 31, 2008 and June 30, 2008, respectively. There are no preferred shares outstanding as of March 31, 2008 and June 30, 2008. Pursuant to Jersey law and our Memorandum and Articles of Association, our board of directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. None of our shares have any redemption rights.
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
•	increase our authorized or paid-up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount;

•	sub-divide all or any part of our shares into shares of smaller amount than is fixed by our Memorandum of Association;

•	convert any of our issued or unissued shares into shares of another class;

•	convert all our issued par value shares into no par value shares and vice versa;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued limited shares into redeemable shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.
General Meetings of Shareholders
We may at any time convene general meetings of shareholders. We hold an annual general meeting for each fiscal year. Under the 1991 Law, no more than 18 months may elapse between the date of one annual general meeting and the next.
Our Articles of Association provide that annual general meetings and meetings calling for the passing of a special resolution require 21 days’ notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than 14 days’ notice in writing. Our directors may, at their discretion, and upon a request made in accordance with the 1991 Law by shareholders holding not less than one tenth of our total voting rights our directors shall, convene a general meeting. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two shareholders entitled to attend and to vote on the business to be transacted (or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder) and holding shares conferring not less than one-third of the total voting rights, constitute a quorum provided that if at any time all of our issued shares are held by one shareholder, such quorum shall consist of the shareholder present in person or by proxy.
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
Our Articles of Association prohibit the passing of shareholder resolutions by written consent to remove an auditor or to remove a director before the expiry of his term of office.

Dividends
Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our distributable reserves. However, no dividend shall exceed the amount recommended by our directors.
Subject to the provisions of the 1991 Law, we may declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if an interim dividend or dividends appears to us to be justified by our distributable reserves.
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
We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid-up shares or debentures of any other company, or in any one or more of those ways.
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
We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:
•	it is in respect of a share which is fully paid-up;

•	it is in respect of only one class of shares;

•	it is in favor of a single transferee or not more than four joint transferees;

•	it is duly stamped, if so required; and

•	it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the right of the transferor or person renouncing to make the transfer or renunciation.

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
The special rights conferred upon the holders of any class of shares issued with preferred or other special rights shall be deemed to be varied by the reduction of the capital paid up on such shares and by the creation of further shares ranking in priority thereto, but shall not (unless otherwise expressly provided by our Articles of Association or by the conditions of issue of such shares) be deemed to be varied by the creation or issue of further shares ranking after or pari passu therewith. The rights conferred on holders of ordinary shares shall be deemed not to be varied by the creation, issue or redemption of any preferred or preference shares.
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
Meetings of the Board of Directors
A director may, and the secretary on the requisition of a director shall, at any time, summon a meeting of the directors by giving to each director and alternate director not less than 24 hours’ notice of the meeting provided that any meeting may be convened at shorter notice and in such manner as each director or his alternate director shall approve provided further that unless otherwise resolved by the directors notices of directors’ meetings need not be in writing.
Subject to our Articles of Association, our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be three persons, each being a director or an alternate director of whom two shall not be executive directors. Where more than three directors are present at a meeting, a majority of them must not be executive directors in order for the quorum to be constituted at the meeting. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.
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

Directors’ Interests in Contracts
Subject to the provisions of the 1991 Law, a director may hold any other office or place of profit under us (other than the office of auditor) in conjunction with his office of director and may act in a professional capacity to us on such terms as to tenure of office, remuneration and otherwise as we may determine and, provided that he has disclosed to us the nature and extent of any of his interests which conflict or may conflict to a material extent with our interests at the first meeting of the directors at which a transaction is considered or as soon as practical after that meeting by notice in writing to the secretary or has otherwise previously disclosed that he is to be regarded as interested in a transaction with a specific person, a director notwithstanding his office (1) may be a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested, (2) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by us or in which we are otherwise interested, and (3) shall not, by reason of his office, be accountable to us for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.
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
Indemnity, Limitation of Liability and Officers Liability Insurance
Insofar as the 1991 Law allows and, to the fullest extent permitted thereunder, we may indemnify any person who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative including, without limitation, any proceeding by or in the right of ours to procure a judgment in our favor, but excluding any proceeding brought by such person against us or any affiliate of ours by reason of the fact that he is or was an officer, secretary, servant, employee or agent of ours, or is or was serving at our request as an officer, secretary, servant, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such proceeding. Such indemnification shall be a contract right and shall include the right to receive payment in advance of any expenses incurred by the indemnified person in connection with such proceeding, provided always that this right is permitted by the 1991 Law.
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
We may fund the purchase of our own shares from any source provided that our directors are satisfied that immediately after the date on which the purchase is made, we will be able to discharge our liabilities as they fall due and that having regard to (i) our prospects and to the intentions of our directors with respect to the management of our business and (ii) the amount and character of the financial resources that will in their view be available to us, we will be able to (a) continue to carry on our business and (b) discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the purchase was made or until we are dissolved, whichever occurs first.
We cannot purchase our shares if, as a result of such purchase, only redeemable shares would be in issue. Any shares that we purchase must be cancelled.
Mandatory Purchases and Acquisitions
The 1991 Law provides that where a person (which we refer to as the “offeror”) makes an offer to acquire all of the shares (or all of the shares of any class of shares) other than treasury shares in a company (other than any shares already held by the offeror at the date of the offer), if the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of the shares (or class of shares) to which the offer relates, the offeror by notice may compulsorily acquire the remaining shares. A holder of any such shares may apply to the Jersey court for an order that the offeror not be entitled to purchase the holder’s shares or that the offeror purchase the holder’s shares on terms different to those of the offer.
Where, prior to the expiry of the offer period, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90 per cent. in nominal value of all of the shares of the target company (other than treasury shares), the holder of any shares (or class of shares) to which the offer relates who has not accepted the offer may require the offeror to acquire those shares. In such circumstances, each of the offeror and the holder of the shares are entitled to apply to the Jersey court for an order that the offeror purchase the holder’s shares on terms different to those of the offer.
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
If a majority in number representing 3/4ths in value of the creditors or class of creditors, or 3/4ths of the voting rights of shareholders or class of shareholders (as the case may be), present and voting either in person or by proxy at the meeting agree to a compromise or arrangement, the compromise or arrangement, if sanctioned by the court, is binding on all creditors or the class of creditors or on all the shareholders or class of shareholders, and also on the company or, in the case of a company in the course of being wound up, on the liquidator and contributories of the company.
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
Jersey Law and our Memorandum and Articles of Association
The content of our Memorandum and Articles of Association reflect the requirements of the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and English company law. However, the 1991 Law is considerably more limited in content than English company law and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory preemption provisions in relation to further issues of shares.
Comparison of Jersey Law and Delaware Law
Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Under the 1991 Law, directors shall, notwithstanding anything in a Jersey company’s articles of association, call a general meeting on a shareholders’ requisition. A shareholders’ requisition is a requisition of shareholders holding not less than one-tenth of the total voting rights of the shareholders of the company who have the right to vote at the meeting requisitioned. Failure to call an annual general meeting in accordance with the requirements of the 1991 Law is a criminal offense on the part of a Jersey company and its directors. The JFSC may, on the application of any officer, secretary or shareholder call, or direct the calling of, an annual general meeting.

Interested Director Transactions	Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the	A director of a Jersey company who has an interest in a transaction entered into or proposed to be entered into by the company or by a subsidiary which conflicts or may conflict with the interests of the company and of which the director is aware, must disclose the interest to the company. Failure to disclose an interest entitles the company or a member to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit. A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in

Corporate Law Issue	Delaware Law	Jersey Law
	shareholders.	reasonable detail in the notice calling the meeting at which the resolution is passed. Without prejudice to its power to order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith thereunder would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Cumulative Voting	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the 1991 Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents in writing setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation.	Insofar as the memorandum or articles of a Jersey company do not make other provision in that behalf, anything which may be done at a meeting of the company (other than remove an auditor) or at a meeting of any class of its shareholders may be done by a resolution in writing signed by or on behalf of each shareholder who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting. A resolution shall be deemed to be passed when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the Articles of Association of the company require, by the shareholders in general meeting. A merger between two or more Jersey companies must be documented in a merger agreement which must be approved by special resolution of each of the companies merging.

Corporate Law Issue	Delaware Law	Jersey Law
Limitations on Directors Liability	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	The 1991 Law does not contain any provisions permitting Jersey companies to limit the liability of directors for breach of fiduciary duty. Any provision, whether contained in the articles of association of, or in a contract with, a Jersey company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company is void (subject to what is said below).

Indemnification of Directors and Officers	A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	The prohibition referred to above does not apply to a provision for exempting a person from or indemnifying the person against (a) any liabilities incurred in defending any proceedings (whether civil or criminal) (i) in which judgment is given in the person’s favor or the person is acquitted, (ii) which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or (iii) which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings, (b) any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company, (c) any liability incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the 1991 Law in which relief is granted to the person by the court or (d) any liability against which the company normally maintains insurance for persons other than directors.

Corporate Law Issue	Delaware Law	Jersey Law
Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	The 1991 Law does not confer upon shareholders any appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that a company’s affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally or of some part of its shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by the company (including an act or omission on its behalf) is or would be so prejudicial. There may also be common law personal actions available to shareholders. Under Article 143 of the 1991 Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the 1991 Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Corporate Law Issue	Delaware Law	Jersey Law
Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The memorandum and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.
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
We are deemed to be a “controlled company” under the rules of the NYSE, and qualify for the “controlled company” exception to the board of directors and committee composition requirements under the rules of the NYSE. However, we are not relying on this “controlled company” exception. Messrs. Eric B. Herr, Richard O. Bernays and Deepak S. Parekh, and Sir Anthony Armitage Greener are members of our board of directors and they serve on each of our audit committee, compensation committee and nominating and corporate governance committee. Each of Messrs. Herr, Bernays and Parekh, and Sir Anthony Armitage Greener satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act. Accordingly, each of our committees are fully independent.
Transfer Agent and Registrar
The transfer agent and registrar for our ADSs is Deutsche Bank Trust Company Americas.
C. Material Contracts
The following is a summary of each contract that is or was material to us during the last two years.
Share Sale and Purchase Agreement, dated July 11, 2008, relating to the sale and purchase of shares in Aviva Global Services Singapore Private Limited between Aviva International Holdings Limited and WNS Capital Investment Limited.
On July 11, 2008, our wholly-owned subsidiary, WNS Capital Investment Limited, entered into a share sale and purchase agreement with AVIVA, pursuant to which WNS Capital Investment Limited acquired all the shares of Aviva Global. This acquisition is part of a transaction with AVIVA that included the AVIVA master services agreement described below. We completed the acquisition of Aviva Global concurrently with the execution of this share sale and purchase agreement. Pursuant to the agreement, Aviva Global has exercised its option to require third party BPO providers to transfer to it two facilities in Chennai and Pune, India operated by these third party BPO providers under BOT contracts with Aviva Global. The completion of the transfer of the Chennai facility occurred in

July 2008. Completion of the Pune facility is expected to occur in August 2008. The total consideration for the transaction, including the AVIVA master services agreement described below, was approximately £115 million, subject to adjustments for cash, debt and the enterprise values of the companies holding the Chennai and Pune facilities which will be determined on their respective transfer dates to Aviva Global. We incurred a bank loan of $200 million to fund, together with cash in hand, the consideration for the transaction.
Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited.
On July 11, 2008, WNS Capital Investment Limited entered into the AVIVA master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, pursuant to which AVIVA MS agrees to appoint us as service provider and prime contractor to supply certain BPO services to the AVIVA group for a term of eight years and four months. Under the agreement, AVIVA MS has agreed to provide us a minimum volume of business, or Minimum Revenue Commitment, during the term of the contract. The Minimum Revenue Commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In the event the mean average monthly volume of business in any rolling three month period does not reach the Minimum Revenue Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. The agreement may be terminated by AVIVA MS for a variety of reasons, including a material breach of agreement by us, or at will at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to Aviva Global in July 2008, 24 months from September 19, 2008 and in the case of the Pune facility which is currently operated by a third party BPO provider, 24 months after 60 days from the date of completion of the transfer of the Pune facility, in each case, with six months’ notice upon payment of a termination fee. We may also terminate the agreement for a variety of reasons, including the failure by AVIVA MS to pay any invoiced amounts where such invoiced amounts are overdue for a period of at least 30 business days or if it is otherwise in material breach of the agreement.
Facility Agreement, dated July 11, 2008, by and among WNS (Mauritius) Limited as borrower, WNS (Holdings) Limited, WNS Capital Investment Limited, WNS UK and WNS North America Inc. as guarantors, ICICI Bank UK Plc as lender, arranger and agent, ICICI Bank Canada as lender and arranger and Morgan Walker Solicitors LLP as security trustee.
On July 11, 2008, we entered into a secured 4.5 year term loan facility of $200 million to finance our transaction with AVIVA described under “Item 5. Operating and Financial Review and Prospects — Overview — Recent Developments” above. We drew down the full amount of $200 million under the facility in July 2008. The rate of interest payable on the facility is US dollar LIBOR plus 3% per annum. However, this interest rate is subject to change as we have agreed that the arrangers for the bank loan have the right at any time prior to the completion of the syndication of the bank loan to change the pricing of the bank loan if any such arranger determines that such change is necessary to ensure a successful syndication of the bank loan. We expect the syndication of the bank loan to be completed by March 31, 2009. The interest period for the loan is three months or such other period as we may select. We are currently paying interest on a three-month basis under this loan. The loan is repayable in eight semi-annual installments with the first installment falling due on July 10, 2009.
Under this facility, we are subject to change of control covenants and financial covenants as to gearing (the ratio of total borrowings to tangible net worth), borrowings (ratio of total borrowings to earnings before interest, taxes, depreciation and amortization, or EBITDA), debt service coverage (ratio of EBITDA to debt service), and the ratio of the aggregate outstanding under the facility to the value of Avival Global.
The facility is secured by, among other things, guarantees provided by us and certain of our subsidiaries, namely, WNS Capital Investment Limited, WNS UK and WNS North America Inc., a fixed and floating charge over the assets of WNS UK, share pledges over WNS Capital Investment Limited, WNS UK, WNS North America Inc. and WNS Mauritius, and charges over certain bank accounts.

Share Purchase Agreement, dated April 20, 2007, by and among Marketics Technologies (India) Private Limited, WNS (Mauritius) Limited, Mr. Vinay Mishra, Mr. S. Ramakrishan, Mr. Shankar Maruwada and the other selling shareholders named therein.
On April 20, 2007, WNS Mauritius entered into a share purchase agreement, or the Share Purchase Agreement, with all the shareholders of Marketics, including among others, the founders of Marketics, Mr. Vinay Mishra, Mr. S. Ramakrishan and Mr. Shankar Maruwada, to purchase all the shares of Marketics. The consideration for the acquisition is an initial payment of $30 million in May 2007 and a contingent earn-out consideration of $33.7 million which was paid in July 2008 and calculated based on the performance and results of operations of Marketics for fiscal 2008 and determined in accordance with the Share Purchase Agreement. 75.1% of the share capital of Marketics was transferred to us in May 2007 and the remaining 24.9% of the share capital of Marketics was held in an escrow account and will be transferred to us upon payment of the contingent earn-out consideration for the acquisition of Marketics. In July 2008, we made payment of the earn-out consideration. Pursuant thereto, the remaining 24.9% of the share capital of Marketics is in the process of being transferred to us. The Share Purchase Agreement will terminate upon the transfer of 24.9% of the share capital or otherwise by the mutual consent of all parties thereto.
Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services (Private) Limited.
On January 25, 2006, WNS Global entered into a lease agreement with DLF Cyber City for the leases of two office spaces in Gurgaon, India, with an aggregate built up area of 51,244 square feet at a monthly rental of Rs. 30 per square feet. The lease commenced on April 1, 2006 for a term of 54 months from the commencement date with an option to renew for a further term of 54 months. If WNS Global renews the lease, the rental payable will be at fair market value. In addition, WNS Global has agreed to pay for all levies, duties, taxes on property, charges, rates, cesses and fees imposed by the Central or State Government or any other regulatory authority of India. WNS Global also has agreed to be responsible for power, electricity and water charges. WNS Global is not entitled to terminate the lease within the first 36 months of each of the leases. Thereafter, WNS Global may terminate the leases by giving DLF Cyber City six months’ prior notice in writing.
Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services (Private) Limited.
On March 10, 2005, WNS Global entered into a lease agreement with DLF Cyber City for the leases of two office spaces in Gurgaon, India, with an aggregate built up area of 90,995 square feet at a monthly rental of Rs. 30 per square feet. The leases commenced on May 1, 2005 and June 1, 2005, respectively, for a term of 54 months each from the respective commencement dates with an option to renew for a further term of 54 months. If WNS Global renews the lease, the rental payable will be at fair market value. In addition, WNS Global has agreed to pay for all levies, duties, taxes on property, charges, rates, cesses and fees imposed by the Central or State Government or any other regulatory authority of India. WNS Global also has agreed to be responsible for power, electricity and water charges. WNS Global is not entitled to terminate the lease within the first 36 months of each of the leases. Thereafter, WNS Global may terminate the leases by giving DLF Cyber City six months’ prior notice in writing.
Leave and License Agreements dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Limited with respect to Plant 10.
On November 10, 2005, WNS Global entered into three agreements with Godrej & Boyce Manufacturing Company Ltd., or GBMC, pursuant to which GBMC granted a license to WNS Global to occupy three office premises with an aggregate area of 84,429 square feet within the industrial building constructed by GBMC in Vikhroli, India, known as Plant 10. Each agreement is for a term of 33 months commencing on August 16, 2005 and ended on May 15, 2008. The monthly license fees payable under each of the three leases are Rs. 592,020, Rs. 8,670 and Rs. 203,600. GBMC has agreed to pay for all municipal taxes, cess, duties, impositions and levies imposed by the Municipal Corporation of Greater Mumbai. Any future increases of the municipal taxes and outgoings subsequent to the first assessment will be borne by WNS Global and GBMC equally. WNS Global has agreed to be responsible for power and water charges. The agreements may be terminated by the non-defaulting party giving 30 days’ prior written notice in the event of a breach of any term of the agreement unless the breach is remedied within the 30 day period or in the event of insolvency. WNS Global may terminate the agreement by giving 180 days’ prior written notice.
Leave and License Agreement dated May 30, 2006 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Limited with respect to Plant 11.
On May 30, 2006, WNS Global entered into an agreement with GBMC pursuant to which GBMC granted a license to WNS Global to occupy office premises with an aggregate area of 69,611 square feet within the industrial building constructed by GBMC in Vikhroli, India, known as Plant 11, for a term of 33 months commencing on April 24, 2006 and renewable for a further term of 33 months at the option of WNS. The monthly license fee payable is Rs. 663,354. GBMC has agreed to pay for all existing taxes and outgoings in respect of the licensed premises including all municipal taxes, cess, duties, impositions and levies imposed by the Municipal Corporation of Greater Mumbai. Any future increases of such municipal taxes and outgoings subsequent to the first assessment will be borne by WNS Global and GBMC equally. WNS Global has agreed to be responsible for power, electricity and water charges and minor repair works. The agreement may be terminated by the non-defaulting party by giving 30 days’ prior written notice in the event of a breach of any term of the agreement unless such breach is remedied within the 30 day period or in the event of insolvency.
Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd.
On December 29, 2006, WNS Global entered into four agreements with Sofotel Software Services Private Limited, or Sofotel, pursuant to which Sofotel granted a license to WNS Global to occupy office premises located in the Commercial Office Building with an aggregate area of 142,800 square feet for a term of 60 months commencing on January 1, 2007. The monthly license fees payable under each of the four agreements are Rs. 1,661,415, Rs. 1,635,469, Rs. 1,632,738 and Rs. 1,570,378, for the first 36 months. Thereafter, the license fees will increase by an amount not exceeding 15% by mutual agreement. The agreements may be terminated by the non-defaulting party by giving 90 days’ prior written notice in the event of a breach of a material term of the agreement unless such breach is remedied within the 90 day period or in the event of insolvency. WNS Global may terminate each agreement by giving 12 months’ prior written notice.
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
The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate:

Fiscal Year:	Period End(1)	Average(2)	High	Low
2004	Rs. 43.40	Rs. 45.78	Rs. 47.46	Rs. 43.40
2005	43.62	44.87	46.45	43.27
2006	44.48	44.21	46.26	43.05
2007	43.10	45.06	46.83	42.78
2008	40.02	40.13	43.05	38.48

Month:	High	Low
February 2008	Rs. 40.11	Rs. 39.12
March 2008	40.46	39.76
April 2008	40.45	39.73
May 2008	42.93	40.45
June 2008	42.97	42.38
July 2008	43.29	41.10

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the noon buying rate:

Fiscal Year:	Period End(1)	Average(2)	High	Low
2004	£0.54	£0.59	£0.65	£0.53
2005	0.53	0.54	0.57	0.51
2006	0.57	0.56	0.58	0.52
2007	0.51	0.52	0.58	0.50
2008	0.50	0.50	0.52	0.47

Month:	High	Low
February 2008	£ 0.52	£ 0.50
March 2008	0.50	0.49
April 2008	0.51	0.50
May 2008	0.51	0.50
June 2008	0.51	0.50
July 2008	0.51	0.50

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.
E. Taxation
Jersey Tax Consequences
General
The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares is based on the taxation law in force at the date of this annual report, and does not constitute legal or tax advice and investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisors on the implications of subscribing for, buying, holding, selling, redeeming or disposing of ordinary shares (or ADSs) and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares (or ADSs) under the laws of the jurisdictions in which they may be taxed.
We are an “exempt company” within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, or the Jersey Income Tax Law, for the calendar year ending December 31, 2008. The retention of “exempt company” status is conditional upon the Comptroller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Comptroller from time to time. The Comptroller of Income Tax has indicated that where more than ten persons are beneficially interested in an exempt company, a holding by Jersey residents of less than 10% of the share capital shall not be treated as a beneficial interest.

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
Amendments have been made to the Jersey Income Tax Law that will have the following effects from January 1, 2009: (i) our “exempt company” status will cease to be available to us, (ii) we will either (a) continue to be regarded as non resident in Jersey under the Jersey Income Tax Law and accordingly, will not be liable to pay Jersey income tax or (b) be regarded as resident in Jersey under the Jersey Income Tax Law but, being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof, will not be liable to pay Jersey income tax, (iii) we will continue to be able to pay dividends on our ordinary shares without any withholding or deduction for or on account of Jersey tax, and (iv) holders of our ordinary shares (other than Jersey residents) will not be subject to any Jersey tax in respect of the holding, sale or other disposition of their ordinary shares.
On May 6, 2008, Jersey introduced a 3% general sales tax on goods and services. We have the benefit of exemption or end user relief from this charge as we have obtained international services entity status (for which an annual administrative fee of £100 is payable).
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
Taxation of Dividends
Under existing Jersey law, provided that the ordinary shares and ADSs are not held by, or for the account of, persons resident in Jersey for income tax purposes, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution, will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs. This will continue to remain the case after the amendments to the Jersey Income Tax Law become effective on January 1, 2009.
Holders of our ordinary shares or ADSs who are resident in Jersey for Jersey income tax purposes suffer deduction of tax on payment of dividends by us at the standard rate of Jersey income tax for the time being in force. From January 1,

2009, any individual investor who is resident in Jersey who, directly or indirectly, owns more than 2% of our ordinary shares or ADSs may be subject to the deemed dividend or full attribution provisions which seek to tax shareholders or ADS holders of securities on all or a proportion of our profits in proportion to their shareholdings.
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
With respect to non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2011, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met, and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under US Internal Revenue Service, or IRS, authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.
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
Sale or Other Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs or ordinary shares, you generally will recognize a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your tax basis in such ADSs or ordinary shares. If the consideration you receive for the ADSs or ordinary shares is not paid in US dollars, the amount realized will be the US dollar value of the payment received. Your initial tax basis in your ADSs or ordinary shares will equal the US dollar value of the cost of such ADSs or ordinary shares, as applicable.
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
A non-US corporation is considered a PFIC for any taxable year if either:
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
Based on our current and anticipated operations and composition of our assets, we do not believe we were a PFIC for our current taxable year ended on March 31, 2008. However, as noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, absent a special election as discussed below.
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
If you hold ADSs or ordinary shares in any year in which we or any of our subsidiaries are a PFIC, you would be required to file IRS Form 8621, for each entity that is a PFIC, regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or ordinary shares and the elections discussed above.
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
B. Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, approximately 72.0% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) in fiscal 2008 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures. See “Item 5. Operating and Financial Review Prospects — Overview — Foreign Exchange — Exchange Rates.”
Our exchange rate risk primarily arises from our foreign currency-denominated receivables and payables. Based upon our level of operations in fiscal 2008, a sensitivity analysis shows that a 5.0% appreciation in the pound sterling against the US dollar would have increased revenue in fiscal 2008 by approximately $16.3 million. Similarly, a 5.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee in fiscal 2008 by approximately $10.1 million. Based upon our level of operations in fiscal 2008, a sensitivity analysis shows that a 5.0% appreciation in the pound sterling against the US dollar would have increased revenue less repair payments in fiscal 2008 by approximately $7.8 million. Similarly, a 5.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee in fiscal 2008 by approximately $10.1 million.
To protect against exchange gains (losses) on forecasted inter-company revenue, we have instituted a foreign currency cash flow hedging program. Our operating entity in India hedges a part of its forecasted inter-company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
Our exposure to interest rate risk arises principally from our borrowings under the term loan facility of $200 million from ICICI Bank UK Plc and ICICI Bank Canada which has a floating rate of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures will be reviewed by appropriate levels of management on a monthly basis. We do not enter into hedging instruments for speculative purposes.
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
The net proceeds from the offering to us, after deduction of fees and expenses, amounted to $78.7 million. Our net offering proceeds have been used as follows: $30.0 million for the initial payment for the acquisition of Marketics in April 2007, $16.0 million for the initial payment for the acquisition of Chang Limited in April 2008, $10.0 million for the initial payment for the acquisition of BizAps in June 2008 and $22.7 million to fund part of the consideration for the transaction with AVIVA in July 2008, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.
Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as of March 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting.
Internal controls over financial reporting refers to a process designed by, or under the supervision of, our Group Chief Executive Officer and Group Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements.
Management assessed the effectiveness of internal control over financial reporting as of March 31, 2008 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2008, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of the Company’s consolidated operations except for the acquired operations of Marketics, WNS Workflow Technologies Limited (formerly known as Flovate Technologies Limited), and their subsidiaries, or collectively, Marketics and WNS Workflow, which we acquired in May 2007 and June 2007, respectively. Our total consolidated revenue for the year ended March 31, 2008 were $459.9 million, of which revenue associated with the acquired Marketics and WNS Workflow operations represented $11.9 million. Our total consolidated assets as of March 31, 2008 were $346.5 million, of which assets associated with the acquired Marketics and WNS Workflow operations represented $121.5 million, including $67.5 million of intangible assets and goodwill recorded as a result of the acquisitions.
The effectiveness of our internal control over financial reporting as of March 31, 2008 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report set out below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Board of Directors and Shareholders of WNS (Holdings) Limited.
We have audited WNS (Holdings) Limited’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WNS (Holdings) Limited’s management is responsible for maintaining effective internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Marketics Technologies (India) Private Limited and Flovate Technologies Limited along with their subsidiaries, or collectively, Marketics and WNS Workflow, which are included in the 2008 consolidated financial statements of WNS (Holdings) Limited. WNS (Holdings) Limited’s total consolidated revenue for the year ended March 31, 2008 was $459.9 million, of which revenues associated with the acquired Marketics and WNS Workflow operations represented $11.9 million, and total consolidated assets as of March 31, 2008 were $346.5 million, of which assets associated with the acquired Marketics and WNS Workflow operations represented $121.5 million, including $67.5 million of intangible assets and goodwill recorded as a result of the acquisitions. Our audit of internal control over financial reporting of WNS (Holdings) Limited also did not include an evaluation of the internal control over financial reporting of Marketics Technologies (India) Private Limited and Flovate Technologies Limited.
In our opinion, WNS (Holdings) Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008 based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008, of WNS (Holdings) Limited and our report dated July 29, 2008 expressed an unqualified opinion thereon.
Ernst & Young
Mumbai, India
July 29, 2008

Changes in Internal Control over Financial Reporting
Management has evaluated, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee members are Messrs. Eric Herr (Chairman), Deepak Parekh, Richard O. Bernays and Sir Anthony Armitage Greener. Each of Messrs. Herr, Parekh and Bernays is an independent director pursuant to the applicable rules of the Commission and the NYSE. Sir Anthony Armitage Greener, who also satisfies the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act, was appointed as a member of our audit committee in place of Mr. Guy Sochovsky upon his resignation as our director in July 2007. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our board of directors has determined that Mr. Herr qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.
ITEM 16B. CODE OF ETHICS
We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, senior management and employees. We have posted the code on our website at www.wnsgs.com . Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
Ernst & Young has served as our independent registered public accounting firm since fiscal 2003. The following table shows the fees we paid or accrued for the audit and other services provided by Ernst & Young for fiscal 2008 and 2007.

	Fiscal
	2008	2007
Audit fees	$770,000	$400,000
Audit-related fees	39,000	250,000
Tax fees	126,418	327,414
All other fees	188,295	224,900
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2008.
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18 for a list of our consolidated financial statements included elsewhere in this annual report.
ITEM 18. FINANCIAL STATEMENTS
The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of March 31, 2008 and 2007

•	Consolidated Statements of Income for the years ended March 31, 2008, 2007 and 2006

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2008, 2007 and 2006

•	Consolidated Statements of Cash Flows for the years ended March 31, 2008, 2007 and 2006

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Share Purchase Agreement dated April 20, 2007 among, WNS (Mauritius) Limited, Marketics Technologies (India) Private Limited and the selling shareholders named therein — incorporated by reference to Exhibit 4.1 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.2	Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services (Private) Ltd — incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.3	Lease Deed dated March 10, 2005 between M/s DLF Cyber City and WNS Global Services (Private) Ltd. — incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.4	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Ltd. with respect to the lease of office premises with an aggregate area of 59,202 square feet at Plant 10 — incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.5	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Ltd. with respect to the lease of office premises with an area of 4,867 square feet at Plant 10 — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.6	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Ltd. with respect to the lease of office premises with an aggregate area of 20,360 square feet at Plant 10 — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.7	Leave and License Agreement dated May 31, 2006 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services (Private) Ltd. with respect to Plant 11 — incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.8	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Limited with respect to the lease of office premises with an aggregate area of 36,500 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.9	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 35,930 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.10	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 35,870 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.11	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 34,500 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.12	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.13	Form of WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.14	Amendment to the WNS (Holdings) Limited 2006 Incentive Award — incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 7, 2007.

4.15	Share Sale and Purchase Agreement, dated July 11, 2008, relating to the sale and purchase of shares in Aviva Global Services Singapore Private Limited between Aviva International Holdings Limited and WNS Capital Investment Limited. **#

4.16	Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited. **#

4.17	Facility Agreement, dated July 11, 2008, by and among WNS (Mauritius) Limited as borrower, WNS (Holdings) Limited, WNS Capital Investment Limited, WNS UK and WNS North America Inc. as guarantors, ICICI Bank UK Plc as lender, arranger and agent, ICICI Bank Canada as lender and arranger and Morgan Walker Solicitors LLP as security trustee. **#

8.1	List of subsidiaries of WNS (Holdings) Limited. **

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Ernst & Young independent registered public accounting firm. **

**	Filed herewith.

#	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: August 1, 2008

WNS (HOLDINGS) LIMITED
By:	/s/ Neeraj Bhargava
Name:	Neeraj Bhargava
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited the accompanying consolidated balance sheets of WNS (Holdings) Limited (the “Company”) as of March 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WNS (Holdings) Limited at March 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 7 to the consolidated financial statements, effective April 1, 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of Statement of Financial Accounting Standard (“SFAS”) No. 109 and as discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment using the modified prospective method, effective April 1, 2006 and SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective March 31, 2007.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WNS (Holdings) Limited’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 29, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG
Mumbai, India
July 29, 2008

WNS (HOLDINGS) LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	March 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$102,698	$112,340
Bank deposits and marketable securities	8,074	12,000
Accounts receivable, net of allowable of $1,784 and $364, respectively	47,302	40,340
Accounts receivable — related parties	586	252
Funds held for clients	6,473	6,589
Employee receivables	1,179	1,289
Prepaid expenses	3,776	2,162
Prepaid income taxes	2,776	3,225
Deferred tax assets	618	701
Other current assets	8,596	4,524

Total current assets	182,078	183,422
Goodwill	87,470	37,356
Intangible assets, net	9,393	7,091
Property, plant and equipment, net	50,840	41,830
Deferred contract costs — non current	1,278	—
Deposits	7,391	3,081
Deferred tax assets	8,055	3,101

TOTAL ASSETS	$346,505	$275,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Account payable	$15,562	$18,505
Accounts payable — related parties	6	246
Accrued employee costs	26,848	18,492
Deferred revenue — current	7,790	9,827
Income taxes payable	1,879	88
Obligation under capital leases — current	—	13
Deferred tax liabilities	211	—
Accrual for earn out payment	33,699	—
Other current liabilities	25,806	16,239

Total current liabilities	111,801	63,410
Deferred revenue — non current	1,549	5,051
Deferred rent	2,627	1,098
Accrued pension liability	1,544	771
Deferred tax liabilities — non current	1,834	23
Commitments and contingencies

TOTAL LIABILITIES	119,355	70,353
Shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized: 50,000,000 shares; Issued and outstanding: 42,363,100 and 41,842,879 shares, respectively	6,622	6,519
Additional paid-in capital	167,459	154,952
Ordinary shares subscribed: 1,666 and 30,022 shares, respectively	10	137
Retained earnings	38,839	30,685
Accumulated other comprehensive income	14,220	13,235

Total shareholders’ equity	227,150	205,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$346,505	$275,881

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Year ended March 31,
	2008	2007	2006
Revenue
Third parties	$456,401	$345,216	$186,500
Related parties	3,466	7,070	16,309

	459,867	352,286	202,809
Cost of revenue (a)	363,322	271,174	145,730

Gross profit	96,545	81,112	57,079
Operating expenses
Selling general and administrative expenses (a)	72,699	52,461	36,347
Amortization of intangible assets	2,869	1,896	856
Impairment of goodwill, intangibles and other assets	15,464	—	—

Operating income	5,513	26,755	19,876
Other income, net (a)	9,184	2,500	456
Interest expense	(3)	(100)	(429)

Income before income taxes	14,694	29,155	19,903
Provision for income taxes	(5,194)	(2,574)	(1,574)

Net income	$9,500	$26,581	$18,329

Basic income per share	$0.23	$0.69	$0.56

Diluted income per share	0.22	0.65	0.52

(a) Includes the following related party amounts:
Cost of revenue	$236	$1,849	$1,250
Selling, general and administrative expenses	345	793	481
Other income	61	368	250
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED MARCH 31, 2008, 2007 AND 2006
(Amounts in thousands, except share data)

					Retained		Accumulated
			Additional	Ordinary	earnings	Deferred	other	Total
	Ordinary shares		paid-in	shares	(accumulated	share-based	comprehensive	shareholders’
	Number	Par value	capital	subscribed	deficit)	compensation	income	equity

Balance at March 31, 2005	31,194,553	$4,585	$43,522	$157	$(14,225)	$(288)	$9,200	$42,951
Shares issued for exercised options	1,710,936	286	2,901	(157)	—	—	—	3,030
Shares issued to a Director	150,000	26	876	—	—	—	—	902
Shares issued for acquisition of Trinity Partners Inc.	2,266,022	393	13,354	—	—	(635)	—	13,112
Stock options exercised	—	—	—	10	—	—	—	10
Stock options forfeited	—	—	(51)	—	—	51	—	—
Deferred share-based compensation	—	—	166	—	—	(166)	—	—
Purchase of immature shares and modification of options	—	—	1,460	—	—	—	—	1,460
Amortization of deferred share-based compensation	—	—	—	—	—	456	—	456
Comprehensive income:
Net income	—	—	—	—	18,329	—	—	18,329
Foreign currency translations	—	—	—	—	—	—	(2,086)	(2,086)

Total comprehensive income								16,243

Balance at March 31, 2006	35,321,511	$5,290	$62,228	$10	$4,104	$(582)	$7,114	$78,164
Shares issued for exercised options	2,047,684	398	6,147	(10)	—	—	—	6,535
Shares issued in initial public offering (IPO)	4,473,684	831	77,828		—	—	—	78,659
Stock options exercised	—	—		137	—	—	—	137
Stock options forfeited	—	—	(7)	—	—	7	—	—
Share-based compensation charge	—	—	3,064	—	—	—	—	3,064
Excess tax benefits from exercise of share-based options	—	—	5,692	—	—	—	—	5,692
Amortization of deferred share-based compensation	—	—	—	—	—	575	—	575
Cumulative effect of adoption of SFAS No. 158	—	—	—	—	—	—	(138)	(138)
Comprehensive income:
Net income	—	—	—	—	26,581	—	—	26,581
Change in fair value of cash flow hedges	—	—		—	—	—	337	337
Foreign currency translations	—	—	—	—	—	—	5,922	5,922

Total comprehensive income								32,840

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (cont’d)
YEARS ENDED MARCH 31, 2008, 2007 AND 2006
(Amounts in thousands, except share data)

					Retained		Accumulated
			Additional	Ordinary	earnings	Deferred	other	Total
	Ordinary shares		paid-in	shares	(accumulated	share-based	comprehensive	shareholders’
	Number	Par value	capital	subscribed	deficit)	compensation	income	equity

Balance at March 31, 2007	41,842,879	$6,519	$154,952	$137	$30,685	$—	$13,235	$205,528
Shares issued for exercised options and restricted share units	520,221	103	4,228	(137)	—	—	—	4,194
Stock options exercised				10	—	—	—	10
Share-based compensation charge	—	—	6,816	—	—	—	—	6,816
Excess tax benefits from exercise of share-based options	—	—	1,613	—	—	—	—	1,613
IPO cost			(150)	—	—	—	—	(150)
Adjustment to retained earnings upon adoption of FIN 48	—	—	—	—	(1,346)	—	—	(1,346)
Comprehensive income:
Net income	—	—	—	—	9,500			9,500
Pension Adjustment	—	—	—	—	—	—	(486)	(486)
Change in fair value of cash flow hedges	—	—		—	—	—	(98)	(98)
Foreign currency translation	—	—	—	—	—	—	5,528	5,528

Total comprehensive income								14,444

Reclassification	—	—	—	—	—	—
Translation loss transferred to income statement on sale of subsidiary	—	—	—	—	—	—	43	43
Cash flow hedges gain transferred to net income							(4,002)	(4,002)

Balance at March 31, 2008	42,363,100	$6,622	$167,459	$10	$38,839	$—	$14,220	$227,150

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended March 31,
	2008	2007	2006
Cash flows from operating activities
Net income	$9,500	$26,581	$18,329
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,321	16,662	11,308
Share-based compensation	6,816	3,683	1,922
Amortization of deferred financing cost	—	—	125
Allowance for doubtful accounts	1,542	(33)	101
Gain (loss) on sale of property and equipment	39	(57)	(32)
Deferred rent expenses	1,339	—	—
Impairment of goodwill, intangibles and other assets	15,464	—	—
Income accrued on marketable securities	(8)	—	—
Deferred income taxes	(5,387)	(4,122)	(1,028)
Excess tax benefits from share-based compensation	(1,613)	(5,692)	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(5,880)	(10,022)	(2,976)
Other current assets	(5,334)	(6,665)	(439)
Accounts payable	(4,685)	(5,975)	(290)
Deferred revenue	(4,817)	8,159	(2,193)
Other liabilities	12,754	16,800	10,019

Net cash provided by operating activities	41,051	39,318	34,846
Cash flows from investing activities
Acquisitions, net of cash acquired (See Note 3)	(36,121)	(938)	(3,862)
Facilities and property cost (See Note 13)	(28,134)	(27,475)	(14,893)
Proceeds from sale of property and equipment	178	1,841	77
Transfer of delivery centre to AVIVA	1,570	—	—
Bank deposits and marketable securities	3,969	(12,000)	—

Net cash used in investing activities	(58,538)	(38,572)	(18,678)

Cash flows from financing activities
Proceeds from IPO, net of expenses	(150)	78,787	—
Excess tax benefits from share-based compensation	1,613	5,692	—
Ordinary shares issued and subscribed	4,204	6,672	3,942
Principal payments under capital leases	—	(173)	(299)
Repayment of note payable	—	—	(10,000)

Net cash provided by (used in) financing activities	5,667	90,978	(6,357)

Effect of exchange rate changes on cash and cash equivalents	2,178	2,068	(361)
Net increase (decrease) in cash and cash equivalents	(9,642)	93,791	9,450
Cash and cash equivalents at beginning of year	112,340	18,549	9,099

Cash and cash equivalents at end of year	$102,698	$112,340	$18,549

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$118	$440
Cash paid for income taxes	6,323	709	2,288
Shares issued for the acquisition of Trinity Partners Inc.	—	—	13,747
See accompanying notes.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
1.	ORGANIZATION AND DESCRIPTION OF BUSINESS
WNS (Holdings) Limited (“WNS Holdings”), along with its wholly-owned subsidiaries, is a global Business Process Outsourcing (“BPO”) company with client service offices in New York (US), London (UK) and delivery centers in the UK, India,Sri Lanka, Romania and the Netherlands. The Company’s clients are primarily in the travel, banking, financial services and insurance industries. WNS Holdings is incorporated in Jersey, Channel Islands, and is controlled by the Warburg Pincus Group.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
The accompanying consolidated financial statements include the accounts of WNS Holdings and its wholly-owned subsidiaries (the “Company” or “WNS”) and are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). All inter-company balances and transactions have been eliminated upon consolidation. An acquired business is included in the Company’s consolidated statement of operations with effect from the date of the acquisition.
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
Revenue recognition
BPO services comprise back office administration, data management, contact center management and auto claims handling services provided by subsidiaries in India, Sri Lanka, United States and the United Kingdom. Depending on the terms of the arrangement, revenue from back office administration, data management and contact center management is recognized on a per employee, per transaction or cost-plus basis. Revenue is only recognized when persuasive evidence of an arrangement exists, services have been rendered, the fee is determinable and collectibility is

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
reasonably assured. Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all recognition criteria have been met. However, the costs related to the performance of BPO services unrelated to transition services (see discussion below) are recognized in the period the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.
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
Revenue includes reimbursements of out-of-pocket expenses, with the corresponding out-of-pocket expenses included in cost of revenue.
For certain BPO customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria in Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables”, to be accounted for as a separate unit of accounting with stand-alone value separate from the ongoing BPO contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPO services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period incurred.
Auto claims handling services include claims handling and administration (“Claims Handling”) and arranging for repairs with repair centers across the United Kingdom and the related payment processing for such repairs (“Accident Management”). With respect to Claims Handling, the Company receives fees either on a per-claim basis or over a contract period. Revenue is recognized over the estimated processing period, which currently ranges from one to two months or on a straight line basis over the period of the contract. In certain cases, the fees is contingent upon the successful recovery of a claim by the customer. In these circumstances, the revenue is deferred until the contingency is resolved.
In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by EITF No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of operations. Factors considered in determining whether the Company is the principal in the transaction include whether (i) the Company is the primary obligor, (ii) the Company negotiates labor rates with repair centers, (iii) the Company determines which repair center should be used, (iv) the Company is responsible for timely and satisfactory completion of repairs, and (v) the Company bears the risk that the customer may not pay for the services provided (credit risk). If there are circumstances where the above criteria are not met and therefore the Company is not the principal in providing Accident Management services, amounts received from customers are

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
presented net of payments to repair centers in the consolidated statement of operations. Third party revenue also includes referral fees from repair centers.
Cost of revenue
Cost of revenue includes payments to repair centers, salaries and related expenses, facilities costs including depreciation and amortization on leasehold improvements, communication expenses and out-of-pocket expenses. Cost of revenue during a transfer period, which includes process set up, training, systems transfer and other personnel costs, are recognized as incurred except in respect of transition activities.
Cash and cash equivalents
The Company considers all highly liquid investments including marketable securities with an initial maturity of up to three months to be cash equivalents.
Bank deposits and marketable securities
Bank deposits consist of term deposits with an original maturity of more than three months. The Company’s marketable securities represent highly liquid investments and are acquired principally for the purpose of generating a profit from short-term fluctuation in prices. Accordingly they are classified as trading investments. All purchases and sales of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs. Changes in the fair values of trading investments are recognized in the consolidated statements of income. Interest and dividend income are recognized when earned. The market values of investments are assessed on the basis of the quoted prices as of the balance sheet date. Unrealized gains or losses are not material at the balance sheet dates.
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
The changes in the allowance for doubtful accounts for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Year ended March 31,
	2008	2007	2006
Balance at the beginning of the year	$364	$373	$284
Charged to operations	1,602	164	134
Write-off, net of collections	(126)	(132)	(20)
Reversal	(61)	(65)	(13)
Translation adjustment	5	24	(12)

Balance at the end of the year	$1,784	$364	$373

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
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
Property and equipment are reviewed for impairment if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the property and equipment to the estimated future undiscounted net cash flows expected to be generated by the property and equipment. If estimated future undiscounted cash flows are less than the carrying amount of the property and equipment, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The fair value is determined based on valuation techniques such as discounted cash flows or comparison to fair values of similar assets. There were no impairment charges related to property, plant and equipment recognized during the years ended March 31, 2008, 2007 and 2006.
Software capitalisation
Software that has been purchased is included in property and equipment and is amortized using the straight-line method over three years. The cost of internally developed software and product enhancements, is capitalized in accordance with Statement of Position 98-01, “Accounting for the Costs of Computer Software developed or Obtained for Internal Use.” The estimated useful lives of such assets vary between three years and four years, based on the estimated useful life of each particular software product.
Accounting for leases
The Company leases its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses. Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
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

Asset description	Asset life (in months)
Customer contracts	24-60*
Customer relationship	24-60*
Intellectual Property rights	36
Know-how	24
Covenant not-to-compete	24

*	The weighted average amortization period for intangibles from the date of purchase is 56 months.
Income taxes
The Company applies the asset and liability method of accounting for income taxes as described in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized to reduce the deferred tax assets to an amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income and the effect of temporary differences.
Employee benefits

Defined contribution plans
Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.
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
The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of operations (See Note 9).

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
Defined benefit plan
Employees in India and Sri Lanka are entitled to benefits under the Gratuity Act, a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees at retirement, death, incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment (subject to a maximum of approximately $9 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India and AVIVA Life Insurance Company Private Limited (together “Fund Administrators”) to fund the gratuity liability of two Indian subsidiaries. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. Sri Lanka and one Indian subsidiary have unfunded gratuity obligations.
On March 31, 2007, the Company adopted the recognition, measurement and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of Financial Accounting Standards Board (“FASB”) Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the balance sheet as of March 31, 2007, with a corresponding adjustment to accumulated other comprehensive income. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, which was previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of SFAS No. 87 “Employers’ Accounting for Pensions”. This amount will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158. The impact of adopting these provisions was an increase in the accrued pension liability of $138 and a decrease in shareholders equity of $138.
Advertising costs
Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs for the years ended March 31, 2008, 2007 and 2006 were $1,561, $1,440 and $1,013, respectively.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
The operating entity in India hedges a part of its forecasted inter-company revenue denominated in foreign currencies with forward contracts and options which have a term of upto two years. When the functional currency of the operating entity strengthens significantly against a currency other than the operating entity’s functional currency, the decline in value of future foreign currency revenue is offset by gains in the value of the forward contracts designated as hedges. Conversely, when the functional currency of the operating entity weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The fair value of both the foreign currency forward contracts and options are reflected in other assets or other liabilities as appropriate. The Company does not use forward and option contracts for trading purposes.
During the year ended March 31, 2008 and 2007, the net gain or loss related to the ineffective portion of the derivative instruments was immaterial. At March 31, 2008, unrealized loss of $3,763 on derivative instruments included in other comprehensive income is expected to be reclassified to earnings during the next 18 months. The forecasted inter-company revenue discussed above relates to cost of revenue of certain non-Indian subsidiaries and is recorded by those subsidiaries in their functional currency at the time services are provided. The resulting difference upon the elimination of inter-company revenue with the related cost of revenue is recorded in other income and amounted to a gain of $4,002 for the year ended March 31, 2008 and a loss of $1,408 for the year ended March 31, 2007.
Earnings per share
Basic income per share is computed using the weighted-average number of ordinary shares outstanding during the year. Diluted income per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding.
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2008	2007	2006
Numerator:
Net income	$9,500	$26,581	$18,329
Denominator:
Basic weighted average ordinary shares outstanding	42,070,206	38,608,188	32,874,299
Dilutive impact of stock options	874,822	2,512,309	2,155,467

Diluted weighted average ordinary shares outstanding	$42,945,028	$41,120,497	$35,029,766

Share-based compensation
In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Prior to April 1, 2006, the Company accounted for its employee share-based compensation plan using the intrinsic value method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”. Effective April 1, 2006, the Company adopted SFAS No. 123(R), using the prospective transition method. Under that transition method, non public entities that used the minimum-value method (whether for financial statement recognition or for pro forma disclosure purposes) continue to account for non vested equity awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
In accordance with the provisions of SFAS No. 123(R) share based compensation for all awards granted, modified or settled on or after April 1, 2006 that the Company expects to vest is recognized on a straight line basis over the requisite service period, which is generally the vesting period of the award.
SFAS No. 123(R) requires the use of a valuation model to calculate the fair value of share-based awards. The Company elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. Restricted Share Units are measured based on the fair market value of the underlying shares on the date of grant. As a result of adopting SFAS No. 123(R) on April 1, 2006, the Company’s income before income taxes and net income for the year ended March 31, 2007, were lower by $667 and $303, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25.
The Company has elected to use the “with and without” approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. As a result, the Company only recognizes tax benefit from share-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.
Fair value of financial instruments
The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, employee receivables, other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term maturity of these items.
Concentration of risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, funds held for clients and accounts receivable. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company’s cash and cash equivalents are invested with financial institutions and banks located in the United States and the United Kingdom having high investment grade credit ratings. A portion of our surplus funds are also invested in highly rated marketable securities and deposits with banks in India and abroad.
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
Recently issued accounting standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance for the determination of fair value, and establishes a fair value hierarchy for assessing the sources of information used in fair value measurements. SFAS No. 157 became effective for the Company on April 1, 2008. The Company does not believe that adoption of this accounting standard will have a significant impact on its consolidated financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 became effective for the Company on April 1, 2008. The Company does not believe that adoption of this accounting standard will have a significant impact on its consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS No. 141(R)”). The standard changes the way companies account for business combinations and requires the acquiring entity in a business combination to recognize assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information needed by investors to understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the impact of this statement on its consolidated financial statements.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). This statement requires an entity to classify noncontrolling financial interests in subsidiaries as a separate component of equity. Additionally, transactions between an entity and noncontrolling interests are required to be treated as equity transactions. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early adoption permitted. The Company is currently evaluating the impact of this statement on its financial statements.
In April 2008, the FASB issued FASB Staff Position (“FSP”) No. Financial Accounting Standard 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP No. FAS 142-3”). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The Company is required to adopt FSP No. FAS 142-3 for fiscal years beginning after December 15, 2008. The Company is evaluating the impact of the adoption of FSP No. FAS 142-3 on its financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 will become effective 60 days after the Commission’s approval of the Public Company Accounting Oversight Board amendments to Auditing Standards (AU) Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company does not expect the adoption of SFAS No. 162 to have a material impact on its financial statements.
3.	ACQUISITIONS
Marketics Technologies (India) Private Limited
On May 8, 2007, the Company completed the acquisition of Marketics Technologies (India) Private Limited (“Marketics”), a provider of offshore analytics services. This acquisition strengthened the Company’s position in this line of business. Among other things, with this acquisition the Company acquired expertise in offshore analytics, a fast-growing area of the BPO business, which enabled the Company to gain access to a few prominent clients in the United States. The Company has accounted for this acquisition from May 1, 2007.
The consideration for the acquisition was an initial cash payment of $30,000 plus direct transaction costs of $1,400. The initial cash payment of $30,000 was made in May 2007, of which $2,500 is in escrow to be paid out to the selling shareholders along with a contingent earn-out payment tied to performance. The Company acquired 75.1% of the equity shares of Marketics and the remaining 24.9% has been kept in escrow to be transferred to the Company upon payment of the contingent earn-out payment. The Company has accounted for 100% of the operations from May 1, 2007 as there are no likely conditions that would preclude the transfer of shares held in escrow. The payment of contingent consideration is the only event required to effect the transfer of the remaining shares, which is entirely within the control of the Company. The contingent earn-out payment is $33,699 as of March 31, 2008 based on the performance and results of the operations of Marketics for the fiscal year ending March 31, 2008 and has been recorded as additional goodwill.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
The total estimated cost of acquisition has been preliminarily allocated to the assets acquired and liabilities assumed based on a determination of their fair value. The following table summarizes the allocation:

Amount
Cash	$1,834
Accounts receivable	2,131
Other assets	562
Property and equipment	190
Intangible (customer relationships)	8,960
Goodwill	54,469
Current liabilities	(1,170)
Deferred tax liability	(1,877)

Total purchase consideration	$65,099

The weighted average amortization period for intangibles accounting from the date of purchase is 60 months. The Company has not disclosed pro forma information because the revenue and net income of Marketics is not material to the revenue and net income of the Company for the years ended March 31, 2008, 2007 and 2006.
Flovate Technologies Limited
On June 11, 2007, the Company acquired the entire share capital of Flovate Technologies Limited (“Flovate”), of which the CEO of a division of a UK subsidiary of the Company was a majority shareholder, for a total cash consideration of $6,159 including $221 of transaction costs. The Company has also paid $1,384 held in escrow to be released to the selling shareholders of Flovate by June 2008 upon the software acquired being upgraded as specified in the purchase agreement. Upon such payment, the Company will record the amount paid as additional cost of the software. Flovate is a software company and the auto claims handling software of Flovate is used by the Company in its auto claims business in the UK.
The total purchase consideration has been preliminarily allocated based on a determination of their fair value as Customer Relationship Intangible of $652, Intellectual Property Rights (“IPR”) of $1,839 and Net Tangible Assets of $380 with the residual allocated to goodwill of $3,288. The weighted average amortization period for intangibles accounting from the date of purchase is 42 months.
The Company had pre-existing relationship with Flovate. The Company obtained auto claims handling software from Flovate. There was no gain or loss recognized on settlement of this relationship.
The Company has not disclosed pro forma information because the revenue and net income of Flovate is not material to the revenue and net income of the Company for the years ended March 31, 2008, 2007 and 2006.
PRG Airlines Services Limited and GHS Holdings LLC
The Company acquired the business of PRG Airlines Services Limited (“PRG”) in August 2006 and GHS Holdings LLC (“GHS’) in September 2006 for an aggregate amount of $1,145 which included transaction costs of $110. PRG is in the business of conducting fare audits for airlines to identify inaccuracies in the fare, class and others with a view to recover revenue leakages from the airline customer. GHS provides finance and accounting services to restaurants and pizza centers. These acquisitions were accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. The results of operations of the acquisitions have been included in the Company’s Statement of Operations from the respective dates of acquisition. The fair value of identifiable intangible assets has been determined based on standard valuation techniques. The Company has recorded $897 of goodwill, $166 of identifiable intangible assets and $82 of net tangible assets in connection with these acquisitions.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
Trinity Partners Inc (Refer Note 6)
During the year ended March 31, 2006, the Company acquired the entire share capital of Trinity Partners Inc. (“Trinity”) for a total consideration of $19,777, including $175 of transaction costs. The total purchase consideration comprised of a cash payment of $6,814 and 2,107,901 shares of WNS (Holdings) Limited.
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
4.	PROPERTY AND EQUIPMENT
The major classes of property and equipment are as follows:

	March 31,
	2008	2007
Computers and software	$46,937	$37,753
Furniture, fixtures and office equipment	37,675	29,217
Vehicles	2,898	1,710
Leasehold improvements	24,349	17,884
Capital work-in-progress	4,446	776

	116,305	87,340
Accumulated depreciation and amortization	(65,465)	(45,510)

Property and equipment, net	$50,840	$41,830

Depreciation expense, including amortization of assets recorded under capital leases, amounted to $18,452, $14,766 and $10,452 for the years ended March 31, 2008, 2007 and 2006, respectively. Capital work-in-progress includes advances for property and equipment of $124 and $45 as at March 31, 2008 and 2007, respectively.
Computers on capital leases at March 31, 2008 and 2007 were $1,555 and $1,524, respectively. The related accumulated amortization at March 31, 2008 and 2007 was $1,545 and $1,509, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
5.	GOODWILL AND INTANGIBLES
The components of intangible assets are as follows:

	March 31, 2008
		Accumulated
	Gross	amortization	Net
Customer contracts	$13,792	$13,757	$35
Customer relationships	12,212	4,200	8,012
Intellectual Property Rights	1,863	517	1,346
Know-how	343	343	—
Covenant not-to-compete	100	100	—

	$28,310	$18,917	$9,393

	March 31, 2007
		Accumulated
	Gross	amortization	Net
Customer contracts	$13,666	$8,369	$5,297
Customer relationships	2,482	688	1,794
Know-how	316	316	—
Covenant not-to-compete	100	100	—

	$16,564	$9,473	$7,091

The amortization expenses amounted to $2,869, $1,896 and $856 for the years ended March 31, 2008, 2007 and 2006, respectively. As discussed in Note 6, accumulated amortization included impairment loss on customer contract and customer relationship amounting to $4,779 and $1,580 respectively for the year ended March 31, 2008.
The estimated annual amortization expense based on current intangible balances for fiscal years beginning April 1, 2008 is as follows:

Year ending March 31,	Amount
2009	$2,616
2010	2,588
2011	2,059
2012	1,956
2013	174

$9,393

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
The changes in the carrying value of goodwill by segment (refer to note 15) were as follows:

	WNS	WNS
	Global	Auto Claims	Total
Balance at March 31, 2006	$12,956	$20,818	$33,774
Goodwill arising on acquisition	897	—	897
Foreign currency translation	84	2,601	2,685

Balance at March 31, 2007	13,937	23,419	37,356
Goodwill arising on acquisition
Marketics	54,469	—	54,469
Flovate	—	3,288	3,288
Impairment on Goodwill (Refer Note 6)	(8,889)	—	(8,889)
Foreign currency translation	778	518	1,246

Balance at March 31, 2008	$60,245	$27,225	$87,470

6.	LOSS OF CLIENT
In September 2007, one of WNS’ clients, First Magnus Financial Corporation (“FMFC”), a US mortgage service company, informed WNS that the prevailing business relationship between the two entities was terminated with effect from August 16, 2007 as FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. Revenue from FMFC were classified under the WNS Global BPO segment. With the acquisition of Trinity in November 2005, WNS had significantly increased its presence in the mortgage industry. FMFC and its associated companies comprised the bulk of customers acquired in connection with the acquisition. In addition, the US mortgage market today continues to be difficult, weak and uncertain and therefore WNS’ other mortgage clients have also scaled down their existing operations with the Company. The Company is uncertain when this market will rebound. As a result of these indicators of impairment, the Company tested the related goodwill and intangible assets for impairment and concluded that the entire goodwill and intangibles acquired in the purchase of Trinity were impaired. Accordingly, the Company recorded an impairment charge of $8,889 for the goodwill, $6,359 for the intangibles and $216 for other assets in the WNS Global BPO segment. The amount of the claims filed by the Company totaled US$15,575, however the realizability of these claims cannot be determined at this time.
7.	INCOME TAXES
The Company’s provision (benefit) for income taxes consists of the following:

	March 31,
	2008	2007	2006
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	10,581	6,696	2,602

	10,581	6,696	2,602

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(5,387)	(4,122)	(1,028)

	$5,194	$2,574	$1,574

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on enacted tax rates in each subsidiary’s jurisdiction. Income (loss) before income taxes for the years ended March 31, 2008, 2007 and 2006, primarily arose in the following jurisdictions:

	Year ended March 31,
	2008	2007	2006
Jurisdiction
India	$21,962	$19,909	$16,053
United States	1,099	1,401	(1,163)
United Kingdom	16,541	6,517	5,821
Other (a)	(24,908)	1,328	(808)

Income before income taxes	$14,694	$29,155	$19,903

(a) Includes impairment of goodwill and other assets and amortization of intangible assets amounting to $18,333.
The Company’s Indian operations are eligible to claim income-tax exemption with respect to profits earned from export revenue from an operating unit registered under the Software Technology Parks of India (“STPI”). The benefit is available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2010. The Company had 14, 10 and 10 delivery centers for the years ended March 31, 2008, 2007 and 2006, respectively. The benefits expire in stages from April 1, 2006 to April 1, 2010. The Company is also eligible for a tax exemption with respect to the profits earned from operations in Sri Lanka.
The additional income tax expense at the statutory rate in India and Sri Lanka, if the tax exemption was not available, would have been approximately $11,511, $9,204 and $4,998 for the years ended March 31, 2008, 2007 and 2006, respectively. The impact of such additional tax on basic and diluted income per share for the year ended March 31, 2008 would have been approximately $0.27 and $0.27, respectively ($0.24 and $0.22, respectively, for the year ended March 31, 2007; $0.15 and $0.14, respectively, for the year ended March 31, 2006).
The following is a reconciliation of the Jersey statutory income tax rate with the effective tax rate:

	Year ended March 31,
	2008	2007	2006
Net income before taxes	$14,694	$29,155	$19,903
Enacted tax rates in Jersey	0%	0%	0%

Statutory income tax	—	—	—
Provision due to:
Foreign minimum alternative taxes and state taxes	75	—	—
Differential foreign tax rates	4,997	2,138	1,454
Others	122	436	120

Provision for income taxes	$5,194	$2,574	$1,574

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
The components of deferred tax assets and liabilities are as follows:

	March 31,
	2008	2007
Deferred tax assets:
Property and equipment	$3,223	$1,941
Net operating loss carry forward	292	707
Accruals deductible on actual payment	1,363	506
Share-based compensation	1,567	673
Minimum alternate tax	2,922	673
Others	13	—

Total deferred tax assets	9,380	4,079
Less: Valuation allowances	(283)	(277)

Deferred tax assets, net of valuation allowances	9,097	3,802

Deferred tax liabilities:
Property and equipment	(220)	(9)
Intangibles	(2,249)	(14)

Total deferred tax liabilities	(2,469)	(23)

Net deferred tax assets	$6,628	$3,779

The classification of deferred tax assets (liabilities) is as follows:

	March 31,
	2008	2007
Current
Deferred tax assets	$618	$701
Deferred tax liabilities	(211)	—

Net current deferred tax assets	$407	$701

Non current
Deferred tax assets	$8,338	$3,378
Less: Valuation allowance (a)	(283)	(277)

	8,055	3,101
Deferred tax liabilities	(1,834)	(23)

Net non current deferred tax assets	$6,221	$3,078

(a) The change in valuation allowance is the result of exchange rate change between the years ended March 31, 2008 and March 31, 2007
Effective April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the Company recognized a $1,346 increase in the liability for unrecognized tax obligations related to tax positions taken in prior periods. This increase included an interest cost of $271. This increase was accounted for as an adjustment to retained earnings in accordance with the provisions of FIN 48.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
The Company records penalties and interest on tax obligations as income tax expense. For the year ended March 31, 2008, $63 has been charged as interest cost to the income statement.
The total unrecognized tax benefits as at March 31, 2008 were $17,038. If this unrecognized tax benefit is recognized, the effective tax rate of the Company would be significantly lower for the period in which it will be recognized. As at March 31, 2008, no material changes have occurred in the Company’s uncertain tax positions since the adoption of FIN 48 on April 1, 2007.
The following table summarizes the activities related to the Company’s unrecognized tax benefits for uncertain tax positions from April 1, 2007 to March 31, 2008:

Balance at April 1, 2007	$15,856
Increase related to prior year tax positions	63
Effect of exchange rate changes	1,119
Balance at March 31, 2008	$17,038
The unrecognized tax benefit is on account of net operating loss carried forward and unabsorbed depreciation in India for which deferred tax asset has not been recorded. The Company expects to make that determination after the tax holiday period ends.
The Company’s major tax jurisdictions are India, UK and the U.S., though the Company also files tax returns in some other foreign jurisdictions. In India, the assessment is not yet completed for the tax year ended March 31, 2005 and onwards.
At March 31, 2008, the Company had a net operating loss carry forward aggregating to $973 in the UK with no expiration date. At March 31, 2008, the Company had net operating loss carry forward aggregating to $26,383 in India which expires between 2012 and 2014 and unabsorbed depreciation carry forward aggregating to $9,376. The Company has not recorded a deferred tax asset for these carry forward losses as there is uncertainty regarding the availability of such amounts to offset taxable income in subsequent years. At March 31, 2008, the Company had tax benefits carried forward pertaining to exercise of options amounting to $12,018 in the US which would expire on 2027.
Deferred income taxes on undistributed earnings of foreign subsidiaries have not been provided as such earnings are deemed to be permanently reinvested.
8.	DEFERRED REVENUE
Deferred revenue comprises of:

	March 31,
	2008	2007
Payments in advance of services	$6,728	$10,946
Advance billings	1,601	2,743
Claims handling	508	795
Other	502	394

	$9,339	$14,878

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
9.	RETIREMENT BENEFITS

Defined contribution plans
During the years ended March 31, 2008, 2007 and 2006, the Company contributed the following amounts to defined contribution plans:

	Year ended March 31,
	2008	2007	2006
Provident fund — India	$5,107	$3,153	$1,839
Pension scheme — UK	569	542	404
401(k) plan — US	601	422	225

	$6,277	$4,117	$2,468

Defined benefit plan — gratuity
The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plans assets for the years ended March 31, 2008 and 2007, and the accumulated benefit obligation at March 31, 2008 and 2007, as follows:

	Year ended March 31,
	2008	2007
Change in projected benefit obligations
Obligation at beginning of the year	$1,271	$759
Translation adjustment	95	21
Service cost	437	490
Interest cost	114	53
Benefits paid	(119)	(75)
Business combination	(24)	—
Actuarial loss	480	23

Benefit obligation at end of the year	$2,254	$1,271

Change in plan assets
Plan assets at beginning of the year	$500	$451
Translation adjustment	40	9
Actual return	44	32
Actual contributions	85	83
Benefits paid	(119)	(75)

Plan assets at end of the year	$550	$500

Funded status	$(1,704)	$(771)
Current	(160)	—
Non-current	(1,544)	(771)

Net amount recognized	(1,704)	(771)

Accumulated benefit obligation at end of the year	$1,577	$747

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)

	Year ended March 31,
	2008	2007	2006
Net periodic gratuity cost
Service cost	$437	$490	$205
Interest cost	114	53	35
Expected return on plan assets	(38)	(35)	(27)
Amortization	8	35	8

Net periodic gratuity cost for the year	$521	$543	$221

The assumptions used in accounting for the gratuity plan are set out as below:

	Year ended March 31,
	2008	2007	2006
Discount rate	7.6-10.25%	9.8%	8.0%
Rate of increase in compensation levels	11%-15% for 5 years and 7% thereafter	9%-11% for 5 years and 7%-9% thereafter	9%- 11% for 5 years and 7%- 9% thereafter
Rate of return on plan assets	7.5%	7.5%	7.5%
The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium. Plan assets are invested in lower risk assets, primarily debt securities.
The Company expects to contribute $1,411 for the year ended March 31, 2009. The expected benefit payments from the fund as of March 31, 2008 are as follows:

Year ending March 31,	Amount
2009	$636
2010	712
2011	824
2012	856
2013	883
2014-2018	2,128

$6,039

The amount included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended March 31, 2009 is $264. No plan assets are expected to be returned to the Company during the year ended March 31, 2009.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
10.	ACCUMULATED OTHER COMPREHENSIVE INCOME
The changes within each classification of accumulated other comprehensive income (loss) for the years ended March 31, 2008 and 2007 are as follows:

				Total accumulated
	Cumulative	Changes in fair		other
	translation	value of Cash	Pension	comprehensive
	adjustment	flow hedges	adjustments *	income
Balance at March 31, 2006	$7,114	$—	$—	$7,114
Change during the year	5,922	337	(138)	6,121

Balance at March 31, 2007	13,036	337	(138)	13,235
Change during the year	5,571	—	(486)	5,085
— Reclassified to income statement	—	(4,002)	—	(4,002)
— Change in fair value of cash flow hedges	—	(98)	—	(98)

Balance at March 31, 2008	$18,607	$(3,763)	$(624)	$14,220

*	The Pension adjustment for 2006 is the cumulative effect of the adoption of SFAS No. 158
11.	SHAREHOLDERS’ EQUITY
WNS Holdings has one class of ordinary shares and the holder of each share is entitled to one vote per share. Ordinary shares subscribed relates to options exercised as of the year end but the corresponding shares were not issued at year end.
On July 31, 2006, the Company completed its IPO of American Depositary Shares (“ADSs”), priced at US$20 per ADS (one ADS is equivalent to one ordinary share). 12,763,708 ADSs were issued of which 4,473,684 related to new ordinary shares and 8,290,024 related to shares sold by selling shareholders. The Company received gross proceeds of $89,474 from the IPO and incurred $10,665 towards underwriting discounts and commissions and offering expenses.
12.	SHARE-BASED COMPENSATION
Share-based compensation expense recognized during the years ended March 31, 2008, 2007 and 2006 were as follows:

	Year ended March 31,
	2008	2007	2006
Share-based compensation recorded in
Cost of revenue	$2,436	$995	$127
Selling, general and administrative expenses	4,380	2,688	1,795

Total share-based compensation	$6,816	$3,683	$1,922

Recognized income tax benefit	$(1,574)	$(671)	$—

During the year ended March 31, 2006, the Company recorded compensation expense of approximately $972 related to the purchase of immature shares (shares held by employees for less than six months after exercise of stock options) by a principal shareholder and approximately $488 relating to modification of options.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
Share-based options
The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of upto three years. The Company settles employee share-based option exercises with newly issued ordinary shares. As of March 31, 2008, the Company had 1,757,569 ordinary shares available for future grants.
A summary of option activity under the Plans as of March 31, 2008, and changes during the year then ended is presented below:

		Weighted	Weighted average	Aggregate
		average	remaining contract	intrinsic
	Shares	exercise price	term (in years)	value
Outstanding at April 1, 2007	2,501,200	$10.86	8.5	$45,732
Granted	221,102	26.3
Forfeited	(218,622)	14.7
Lapsed	(10,999)	9.79
Exercise of options	(433,694)	4.2

Outstanding at March 31, 2008	2,058,987	$13.46	7.86	$4,096

Options vested and expected to vest	1,721,313	$13.46	7.86	$3,424
Options exercisable	1,062,937	$9.5	7.2	$6,276
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the closing stock price of $15.45 of the Company’s ADS (one ADS is equivalent to one ordinary share) on March 31, 2008.
The aggregate intrinsic value of options exercised during the years ended March 31, 2008, 2007 and 2006 was $4,005, $55,466 and $8,661, respectively. The total grant date fair value of options vested during the years ended March 31, 2008, 2007 and 2006 was $4,365, $2,197 and $1,153, respectively. Total cash received as a result of option exercises during the year ended March 31, 2008 was approximately $4,204. In connection with these exercises, the Company receives tax benefits in the US and the UK tax jurisdiction which is equal to the difference between the exercise price and the market price on the date of exercise. Such tax benefit realized by the Company for the year ended March 31, 2008 was $2,750. The adoption of SFAS No. 123(R) requires cash flow classification of certain tax benefits received from share option exercises beginning April 1, 2006. Of the total tax benefits realized, the Company classified excess tax benefits from share-based compensation of $1,613 and $5,692 as cash flows from financing activities rather than cash flows from operating activities for the year ended March 31, 2008 and 2007, respectively.
As of March 31, 2008, there was $3,176 of unrecognized compensation cost related to unvested outstanding share options, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.4 years. To the extent the forfeiture rate is different than what the Company has anticipated, compensation expense related to these awards will be different from the Company’s expectations.
The fair value of options granted during the year ended March 31, 2008 was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

Expected life	3.5 years
Risk free interest rates	4.5%
Volatility	29.9%
Dividend yield	0%

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
The expected life of options till March 31, 2007 was based on the mid-point of the vesting and the contracted term of the options. Effective April 1, 2007, the expected term is based on the Company’s historic exercise pattern because the Company now believes that such historical patterns are more representative of the expected life of the options. The change in the expected term of the options from 6 years to 3.5 years has resulted in lower stock compensation charge of approximately $400 for the year ended March 31, 2008. The impact of such lower stock compensation charge resulted in higher basic and diluted income per share of $0.01 and $0.01, respectively for the year ended March 31, 2008. The volatility is calculated based on the historic volatility of similar public companies for the expected term of the options. The risk free rate is based on the United States Federal Reserve rates. The Company will assess expected volatility by reference to the Company’s historical stock price volatility when such data provides a meaningful benchmark to make such assessment. Forfeitures are estimates based on the Company’s historical analysis of actual stock option forfeitures. The Company does not currently pay cash dividends on its ordinary shares and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero. The weighted average grant date fair value of options granted during the years ended March 31, 2008, 2007 and 2006 was $7.11, $11.74 and $3.2, respectively.
Restricted Shares Units (“RSUs”)
The Company granted RSUs during the year ended March 31, 2008 and 2007. Each RSU represents the right to receive one ordinary share and vests in three equal annual installments. The fair value of RSUs granted during the year ended March 31,2008 was estimated on the date of the grant using Black Scholes Merton option pricing model. For those employees based in India, the exercise price includes recovery of Fringe Benefit Tax (“FBT”) . The fair value of RSU is computed after considering the recovery of fringe benefit tax.
The fair value of RSUs granted during the year ended March 31, 2008 was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

Expected life	2 years
Risk free interest rates	4.4%
Volatility	29.1%
Dividend yield	0.0%
A summary of RSU activity under the Plan as of March 31, 2008, and changes during the year then ended is presented below:

		Weighted	Weighted average
		average	remaining contract	Aggregate
	Shares	fair value	term (in years)	intrinsic value
Outstanding at April 1, 2007	298,500	$22.3	9.38	$8.698
Granted	456,831	21.68
Forfeited	(82,498)	26.3
Vested	(86,527)	21.3

Outstanding at March 31, 2008	586,306	$24.11	8.93	$7,311

RSUs expected to vest	499,533	$24.11	8.93	$6,229

RSUs exercisable	10,116	$29.65	8.6	$156
The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2008, 2007 and 2006 was $1,544, nil and nil, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2008, 2007 and 2006 was $2,142, nil and nil, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
The weighted average grant date fair value of RSUs granted during the year ended March 31,2008, 2007 and 2006 was $21.68, $22.26 and nil per ADS respectively.
As of March 31, 2008, there was $8,419 of unrecognized compensation cost related to unvested RSU, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.0 years. To the extent the forfeiture rate is different than what the Company has anticipated, share based compensation related to these awards will be different from the Company’s expectations.
In May 2007, the Indian government extended its FBT to include stock options issued to employees in India. A notification dated December 20, 2007 issued by the government of India clarified that FBT on stock options is applicable to all companies issuing stock options to employees in India, including those companies not registered under the Companies Act, 1956 of India. Under the new legislation, on exercise of an option, employers are responsible for a tax equal to the intrinsic value of an option at its vesting date multiplied by the applicable tax rate. The employer can seek reimbursement of the tax from the employee, but cannot transfer the obligation to the employee. The Company recovers the FBT from certain employee option holders.
The FBT on options payable to the government of India amounting to $2,321 is recorded as an operating expense and the recovery of the FBT on options from the employees is treated as additional exercise price and recorded in shareholders’ equity. The options issued subsequent to the introduction of the FBT are fair valued after considering the FBT as an additional component of the exercise price at the grant date.
13.	RELATED PARTY TRANSACTIONS

Name of the related party	Relationship
Warburg Pincus	Principal shareholder
British Airways Plc. (up to July 31, 2006)	Principal shareholder and significant customer
Flovate Technologies Limited (“Flovate”) (up to June 10, 2007) (Refer Note 3)	A company of which a member of management is a principal shareholder
Datacap Software Private Limited (“Datacap”)	A company of which a member of management is a principal shareholder
The transactions and the balance outstanding with these parties are described below:

				Amount receivable (payable)
	Year ended March 31,			at March 31,
Nature of transaction/related party	2008	2007	2006	2008		2007
Revenue
British Airways	$—	$4,913	$14,663	$		$10
Warburg Pincus and its affiliates	3,466	2,157	1,646		586	242
Cost of revenue
Flovate	236	1,849	1,216		—	—
Datacap	—	—	34		—	—
Selling, general and administrative expense
Warburg Pincus affiliate	189	202	193		—	—
Flovate	130	554	288		—	—
Datacap	26	37	—		—	—
Property and equipment additions
Warburg Pincus affliliate	702	2,112	559		6	(17)
Flovate	394	2,163	1,552		—	(95)
Other income
Warburg Pincus affiliate	25	—	—		—	—
Flovate	36	368	250		—	(134)

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)

14.	OTHER INCOME, NET
Other income, net comprises of:

	Year ended March 31,
	2008	2007	2006
Foreign exchange gain (loss), net	$2,943	$(1,388)	$(402)
Interest income	5,254	3,468	439
Gain on sale of property and equipment	62	101	32
Other	925	319	387

	$9,184	$2,500	$456

15.	SEGMENTS
The Company had several operating segments including travel, insurance, auto claims (WNS Assistance) and others, including knowledge services and healthclaims.
The Company believes that the business process outsourcing services that it provides to customers in industries such as travel, insurance, Ntrance and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). However, WNS Assistance (“WNS Auto Claims BPO”), which provides automobile claims handling services, does not meet the aggregation criteria under SFAS No. 131. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)

	Year ended March 31, 2008
	WNS	WNS	Inter
	Global	Claims	segments (a)	Total
Revenue from external customers	$260,146	$199,721	$—	$459,867

Segment revenue	261,210	199,721	(1,064)	459,867
Payments to repair centers	—	169,510	—	169,510

Revenue less repair payments	261,210	30,571	(1,064)	290,717
Depreciation	17,071	1,381	—	18,452
Other costs	227,909	14,758	(1,064)	241,603

Segment operating income	16,231	14,431	—	30,662
Unallocated share-based compensation expense				6,816
Amortization of intangible assets				2,869
Impairment of goodwill, intangibles and other assets				15,464
Other income				(9,184)
Interest expense				3

Income before income taxes				14,694
Provision for income taxes				5,194

Net income				$9,500

Capital expenditure	$27,609	$525	$—	$28,134

Segment assets, net of eliminations as at March 31, 2008	$269,259	$77,246	$—	$346,505

Two customers in the WNS Auto Claims BPO segment accounted for 22% and 15% each of the Company’s total revenue for the year ended March 31, 2008. The receivables from these two customers comprised 15.9% and 14.1% of the Company’s total accounts receivables as of March 31, 2008.
(a) This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO at arms length basis for business process outsourcing services rendered by the former to the latter.

	Year ended March 31, 2007
	WNS	WNS	Inter
	Global	Claims	segments (a)	Total
Revenue from external customers	$193,518	$158,768	$—	$352,286

Segment revenue	194,992	158,768	(1,474)	352,286
Payments to repair centers	—	132,586	—	132,586

Revenue less repair payments	194,992	26,182	(1,474)	219,700
Depreciation	12,782	1,984	—	14,766
Other costs	154,948	19,126	(1,474)	172,600

Segment operating income	27,262	5,072	—	32,334
Unallocated share-based compensation expense				(3,683)
Amortization of intangible assets				(1,896)
Other income				2,500
Interest expense				(100)

Income before income taxes				29,155
Provision for income taxes				(2,574)

Net income				$26,581

Capital expenditure	$24,731	$2,744	$—	$27,475

Segment assets, net of eliminations as at March 31, 2007	$206,366	$69,515	$—	$275,881

Two customers in the WNS Auto Claims BPO segment accounted for 18% and 17% each of the Company’s total revenue for the year ended March 31, 2007. The receivables from these two customers comprised 6.9% and 5.2% of the Company’s total accounts receivables as of March 31, 2007.
(a) This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)

	Year ended March 31, 2006
	WNS	WNS	Inter
	Global	Claims	segments (a)	Total
Revenue from external customers	$123,226	$79,583	$—	$202,809

Segment revenue	125,229	79,583	(2,003)	202,809
Payments to repair centers	—	54,904	—	54,904

Revenue less repair payments	125,229	24,679	(2,003)	147,905
Depreciation	8,677	1,775	—	10,452
Other costs	99,040	17,762	(2,003)	114,799

Segment operating income	17,512	5,142	—	22,654
Unallocated share-based compensation expense				(1,922)
Amortization of intangible assets				(856)
Other income				456
Interest expense				(429)

Income before income taxes				19,903
Provision for income taxes				(1,574)

Net income				$18,329

Capital expenditure	$12,689	$2,204	$—	$14,893

Segment assets, net of eliminations as at March 31, 2006	$92,415	$42,388	$—	$134,803

One customer in the WNS Global BPO segment accounted for 13% of the Company’s revenue for the year ended March 31, 2006.
The receivables from this customer comprised 6.0% of the Company’s total accounts receivables as on March 31, 2006
(a) This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO for business process outsourcing services rendered by the former to the latter.
The Company’s revenue by geographic area is as follows:

	March 31,
	2008	2007	2006
UK	$225,920	$189,854	$126,866
North America	113,744	80,767	49,134
Europe (excludes UK)	116,864	78,955	25,421
Other	3,339	2,710	1,388

	$459,867	$352,286	$202,809

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)
The Company’s long-lived assets by geographic area are as follows:

	March 31,
	2008	2007
UK	$32,220	$25,852
India	112,056	57,084
US	1,967	2,382
Other	1,460	959

	$147,703	$86,277

16.	COMMITMENTS AND CONTINGENCIES
Leases
The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2009 and 2018. The Company is also required to pay a portion of the related operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. Certain of these arrangements have free or escalating rent payment provisions. The Company recognizes rent expense under such arrangements on a straight line basis.
Future minimum lease payments under non-cancelable operating leases consisted of the following at March 31, 2008:

Year ending March 31,	Operating leases
2009	$15,820
2010	14,068
2011	9,864
2012	7,477
2013	5,317
Thereafter	22,106

Total minimum lease payments	$74,652

Rental expenses for operating leases with step rents are recognized on a straight-line basis over the minimum lease term. Rental expense recognized without a corresponding cash payment is reported as deferred rent in the consolidated balance sheet. Rental expense for the years ended March 31, 2008, 2007 and 2006 was $14,891, $9,096 and $6,535, respectively.
Bank guarantees and other
Certain subsidiaries in India hold bank guarantees aggregating $300 and $294 as at March 31, 2008 and 2007, respectively. These guarantees have a remaining expiry term of approximately one to four years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities in India, aggregating to $979 and $301 at March 31, 2008 and 2007, respectively, are included in other current assets. These deposit represents cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
Amounts payable for commitments to purchase of property and equipment (net of advances), aggregated to $1,826 and $1,964 as at March 31, 2008 and 2007, respectively.
At March 31, 2008, the Company had an unused line of credit of Rs.361,809 (approximately $9,011).

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)

17.	TRANSFER OF DELIVERY CENTRE TO AVIVA
Sri Lanka Delivery Center
WNS had established a wholly owned subsidiary, WNS Customer Solutions Private Limited Sri Lanka (“WNS CS”), in June 2004 to provide BPO services exclusively to AVIVA International Holdings Limited (“AVIVA”). As a part of the business arrangement with AVIVA, WNS had granted an option to AVIVA to purchase the shares of WNS CS from WNS at the net asset value of WNS CS as on the date of transfer of such WNS CS shares. AVIVA exercised the option on January 1, 2007. The transfer of shares of WNS CS was completed on July 2, 2007 for a consideration of the net book value of WNS CS as of July 2, 2007 which was determined to be equal to $2,068. There was no material gain or loss recorded by the Company on transfer of the business to AVIVA.WNS CS contributed revenue of $6,601 and pre-tax profit of $1,033 for the year ended March 31, 2007.
Ntrance Delivery Center
WNS had established a wholly owned subsidiary, Ntrance Customer Services Private Limited (“Ntrance”), in February 2004 dedicated to providing BPO services exclusively to AVIVA. Ntrance is based in Pune, India. As a part of the business arrangement with AVIVA, WNS granted an option to AVIVA to purchase the shares of Ntrance from WNS at the net asset value of Ntrance as on the date of transfer of the Pune facility and its resources and operations to AVIVA. This option was exercisable by AVIVA at any time on or after July 1, 2007 with the effective date of transfer not being earlier than January 1, 2008.
On September 10, 2007, WNS entered into another agreement with AVIVA to amend the existing terms of exercise of AVIVA’s option. Pursuant to this amendment, the earliest date of exercise of the option had been extended to January 1, 2008, with the effective date of transfer being three months after the date of exercise of the option. On February 5, 2008, WNS entered into another agreement with AVIVA to amend the terms of exercise of AVIVA’s option. Pursuant to this latest amendment, the earliest date of exercise of the call option was extended from January 1, 2008 to April 1, 2008, and the call option notice period was reduced from three months to one month. This latest amendment also provided that any notice of exercise of the call option is revocable at any time by AVIVA giving notice to WNS to that effect. Ntrance contributed revenue of $22,130 and $18,257 for the years ended March 31, 2008 and March 31, 2007, respectively.
In July 2008, the Company entered into a transaction with AVIVA consisting of a share sale and purchase agreement and the AVIVA master services agreement. The total consideration for the transaction was approximately £115 million (approximately $229 million based on the noon buying rate as of June 30, 2008), subject to adjustments for cash, debt and the enterprise values of the companies holding the Chennai and Pune facilities which will be determined on their respective transfer dates to Aviva Global Services Singapore Private Limited (“Aviva Global”).
Pursuant to the share sale and purchase agreement with AVIVA, the Company acquired all the shares of Aviva Global, which acquisition was completed in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. Since 2004, the Company has provided BPO services to AVIVA pursuant to build-operate-transfer (“BOT”) contracts from facilities in Pune, India (Ntrance), and Colombo, Sri Lanka (WNS CS). WNS CS was transferred to Aviva Global in July 2007. With the Company’s acquisition of Aviva Global, the Company has reassumed control of this Sri Lanka facility as well as Aviva Global’s Bangalore, India, facilities. The Pune facility (Ntrance) will remain with the Company. In addition, there are two facilities in Chennai and Pune, India, which are operated by third party BPO providers for Aviva Global under similar BOT contracts. Aviva Global has exercised its option to require the third party BPO providers to transfer these facilities to Aviva Global. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the transfer of the Pune facility is expected to occur in August 2008.
Pursuant to the AVIVA master services agreement, the Company will provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, the Company will provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, the Company has the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. As part of the agreement, the Company also expects to benefit from Aviva Global’s proposed contract with AVIVA’s Irish subsidiary, Hibernian.
The transaction with AVIVA was funded in part by $200,000 in borrowings under a 54 month term loan facility (the “Facility”). The rate of interest payable on the Facility is US dollar LIBOR plus 3% per annum. However, this interest rate is subject to change as the Company has agreed that the arrangers for the Facility have the right at any time prior to the completion of the syndication of the Facility to change the pricing of the Facility if any such arranger determines that such change is necessary to ensure a successful syndication of the Facility. We expect the syndication of the Facility to be completed by March 31, 2009. Borrowings under the Facility are payable in eight semi-annual installments with the first installment due on July 10, 2009 and are subject to the Company maintaining certain financial covenants including the ratio of total borrowings to tangible net worth, ratio of total borrowings to earnings before interest, taxes, depreciation and amortization, or EBITDA, debt service coverage (ratio of EBITDA to debt service), and the ratio of the aggregate outstanding under the facility to the value of Aviva Global. The Facility is secured by, among other things, guarantees provided by WNS Holdings and certain of its subsidiaries.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Amounts in thousands, except per share data)

18.	SUBSEQUENT EVENTS
On April 3, 2008, WNS formed a joint venture with Advanced Contact Solutions, Inc (“ACS”), a BPO services and customer care provider in the Philippines. This joint venture is majority owned by WNS (65%) and balance by ACS and offers contact center services to global clients across industries. This joint venture enables WNS to bring a large scale talent pool to help solve the business challenges of its clients while diversifying the geographic concentration of delivery.
On April 7, 2008, WNS acquired Chang Limited, an auto insurance claims processing services provider in the United Kingdom for a total consideration of approximately $16,000 in cash and a contingent earn out consideration of up to GBP 1,600 (or approximately $3,200) to be determined based on certain agreed upon performance metrics for the fiscal year ending March 31, 2009.
On June 16, 2008, WNS acquired Business Applications Associates Ltd (“BizAps”), a provider of SAP solutions to optimize ERP functionalty for finance and accounting processes, for a total consideration of approximately $10,000 in cash and a contingent earn-out consideration of up to $9,000 to be determined based on the performance and results of operations of BizAps for its fiscal years ending June 30, 2009 and 2010. The earn-out consideration is payable in July 2010. The acquisition of Bizaps enables WNS to further assist global customers in transforming shares services finance and accounting functions such as purchase-to-pay and order-to-cash.