Form 20-F/A
period 2008-03-31
WNS (HOLDINGS) LTD
filed 2008-10-09
CIK 1356570

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F/A
(Amendment No. 1)

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
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli(W)
Mumbai 400 079, India
(91-22) 4095-2100
(Address and Telephone Number of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each represented by one Ordinary Share, par value 10 pence per share	The New York Stock Exchange
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
Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated filer ☑          Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Authority Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☑
     If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

EXPLANATORY NOTE
EXHIBITS
SIGNATURES
Ex-4.16 Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited.
Ex-4.17 $200 million Facility Agreement dated July 11, 2008.
Ex-12.3 Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding this Amendment No.1 to the Annual Report
Ex-12.4 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding this Amendment No.1 to the Annual Report

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the fiscal year ended March 31, 2008 (“Amendment No. 1”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2008 ( “Form 20-F”), is being filed solely for the purpose of amending Item 19, Exhibits, to refile Exhibits 4.16 and 4.17 in final redacted forms. These Exhibits 4.16 and 4.17 supersede and replace the corresponding exhibits to our Form 20-F filed on August 1, 2008. Amendment No. 1 speaks as of the original filing date of our Form 20-F on August 1, 2008. Other than for the purpose of amending Item 19 to refile Exhibits 4.16 and 4.17 therewith, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of our Form 20-F filed on August 1, 2008.

EXHIBITS

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

4.9	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 35,930 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.10	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 35,870 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.11	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services (Private) Ltd with respect to the lease of office premises with an aggregate area of 34,500 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.12	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.13	Form of WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.14	Amendment to the WNS (Holdings) Limited 2006 Incentive Award — incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 7, 2007.

4.15	Share Sale and Purchase Agreement, dated July 11, 2008, relating to the sale and purchase of shares in Aviva Global Services Singapore Private Limited between Aviva International Holdings Limited and WNS Capital Investment Limited. *#

4.16	Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited. **#

4.17	$200 million Facility Agreement dated July 11, 2008, by and among WNS (Mauritius) Limited as borrower, WNS (Holdings) Limited, WNS Capital Investment Limited, WNS UK and WNS North America Inc. as guarantors, ICICI Bank UK Plc as lender, arranger and agent, ICICI Bank Canada as lender and arranger and Morgan Walker Solicitors LLP as security trustee. **

8.1	List of subsidiaries of WNS (Holdings) Limited. *

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the Annual Report on Form 20-F for the fiscal year ended March 31, 2008. *

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the Annual Report on Form 20-F for the fiscal year ended March 31, 2008. *

12.3	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding this Amendment No. 1 to the Annual Report on Form 20-F/A for the fiscal year ended March 31, 2008. **

12.4	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding this Amendment No. 1 to the Annual Report on Form 20-F/A for the fiscal year ended March 31, 2008. **

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Consent of Ernst & Young independent registered public accounting firm. *

*	Previously filed as an exhibit to the Annual Report on Form 20-F for the fiscal year ended March 31, 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008.

**	Filed herewith.

#	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.
Date: October 9, 2008

WNS (HOLDINGS) LIMITED
By:	/s/ Neeraj Bhargava
Name:	Neeraj Bhargava
Title:	Group Chief Executive Officer