Form 20-F
period 2009-03-31
WNS (HOLDINGS) LTD
filed 2009-05-29
CIK 1356570

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
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
Vikas Gupta
General Counsel
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli(W)
Mumbai 400 079, India
(91-22) 4095-2100
vikas.gupta@wnsgs.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
     As of March 31, 2009, 42,607,403 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 19,821,789 ordinary shares were held in the form of 19,821,789 American Depositary Shares, or ADSs. Each ADS represents one ordinary share.
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
Yes ☑          No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☐
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
We also refer to information regarding the business process outsourcing, or BPO, industry, our company and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:
•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	increasing competition in the BPO industry;

•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, as described below; and

•	our ability to successfully consummate strategic acquisitions.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The selected consolidated statement of income data presented below for fiscal 2009, 2008 and 2007, and the selected consolidated balance sheet data as of March 31, 2009 and 2008, have been derived from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data presented below for fiscal 2006 and 2005 and the selected consolidated balance sheet data as of March 31, 2007, 2006 and 2005 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our results expected for any future period.
You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended March 31,
	2009	2008	2007	2006	2005
	(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue	$539.3	$459.9	$352.3	$202.8	$162.2
Cost of revenue(1)	410.4	363.3	271.2	145.7	140.3

Gross profit	128.9	96.5	81.1	57.1	21.9

	For the Year Ended March 31,
	2009	2008	2007	2006	2005
	(US dollars in millions, except share and per share data)
Operating expenses:
Selling, general and administrative expenses(1)	75.5	72.7	52.5	36.3	24.9
Amortization of intangible assets	24.9	2.9	1.9	0.9	1.4
Impairment of goodwill, intangibles and other assets(2)	—	15.5	—	—	—

Operating income (loss)	28.5	5.5	26.8	19.9	(4.4)
Other (expense) income, net	(5.6)	9.2	2.5	0.5	0.2
Interest expense	(11.8)	—	(0.1)	(0.4)	(0.5)

Income (loss) before income taxes	11.1	14.7	29.2	19.9	(4.7)
Provision for income taxes	(3.3)	(5.2)	(2.6)	(1.6)	(1.1)

Income (loss) before minority interest	$7.8	$9.5	$26.6	$18.3	$(5.8)

Minority interest	0.3	—	—	—	—

Net income (loss)	8.1	9.5	26.6	18.3	(5.8)

Income (loss) per share/ADS:
Basic	$0.19	$0.23	$0.69	$0.56	$(0.19)
Diluted	$0.19	$0.22	$0.65	$0.52	$(0.19)
Weighted—average shares/ADSs outstanding (basic)	42,520,404	42,070,206	38,608,188	32,874,299	30,969,658
Weighted—average shares/ADSs outstanding (diluted)	43,108,599	42,945,028	41,120,497	35,029,766	30,969,658

	As of March 31,
	2009	2008	2007	2006	2005
	(US dollars in millions)
Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	$38.9	$102.7	$112.3	$18.5	$9.1
Bank deposits and marketable securities	8.9	8.1	12.0	—	—
Accounts receivable, net	61.3	47.9	40.6	28.1	25.2
Other current assets(3)	54.4	23.4	18.5	10.8	9.7

Total current assets	163.5	182.1	183.4	57.4	44.0
Deposits and deferred tax asset	21.9	15.4	6.2	4.3	2.6
Goodwill and intangible assets, net	299.1	96.9	44.5	42.5	26.7
Other assets	11.4	1.3	—	—	—
Property, plant and equipment, net	56.0	50.8	41.8	30.6	24.7

Total assets	551.9	346.5	275.9	134.8	98.0
Liabilities and Shareholders’ Equity
Current portion of long term debt and note payable	45.0	—	—	—	10.0
Accrual for earn-out payment	—	33.7	—	—	—
Other current liabilities(4)	122.7	78.1	63.4	53.3	54.8

Total current liabilities	167.7	111.8	63.4	53.3	64.8
Deferred tax liabilities	9.9	1.8	0.0	2.3	—
Other non-current liabilities(5)	186.3	5.7	7.0	1.0	0.2
Total shareholders’ equity	188.0	227.2	205.5	78.2	43.0

Total liabilities and shareholders’ equity	$551.9	$346.5	$275.9	$134.8	$98.0

The following tables set forth for the periods indicated selected consolidated financial data:

	For the Year Ended March 31,
	2009	2008	2007	2006	2005
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$539.3	$459.9	$352.3	$202.8	$162.2
Gross profit as a percentage of revenue	23.9%	21.0%	23.0%	28.1%	13.5%
Operating income (loss) as a percentage of revenue	5.3%	1.2%	7.6%	9.8%	(2.7)%
Other Unaudited Consolidated Financial and Operating Data:
Revenue less repair payments(6)	$386.4	$290.7	$219.7	$147.9	$99.0
Gross profit as a percentage of revenue less repair payments	33.4%	33.2%	36.9%	38.6%	22.1%
Operating income (loss) as a percentage of revenue less repair payments	7.4%	1.9%	12.2%	13.4%	(4.4)%
Number of employees (at period end)	21,356	18,104	15,084	10,433	7,176

Notes:

(1)	Includes the following share-based compensation amounts:

	For the Year Ended March 31,
	2009	2008	2007	2006	2005
	(US dollars in millions)
Cost of revenue	$3.6	$2.4	$1.0	$0.1	$0.0
Selling, general and administrative expenses	9.8	4.4	2.7	1.8	0.2

(2)	In fiscal 2008, we recorded an impairment charge of $9.1 million on goodwill and $6.4 million on intangible assets acquired in the purchase of Trinity Partners Inc., or Trinity Partners.

(3)	Consists of funds held for clients, employee receivables, prepaid expenses, prepaid income taxes, deferred tax assets and other current assets.

(4)	Consists of obligations under accounts payable, short term line of credit, accrued employee costs, deferred revenue, income taxes payable, deferred tax liabilities and other current liabilities.

(5)	Consists of obligations under long term debt — non-current, liability on outstanding derivative contracts — non-current, capital leases — non-current, deferred revenue — non-current, deferred rent and accrued pension liability.

(6)	Revenue less repair payments is a non-GAAP measure. See the explanation below, as well as “Item 5. Operating and Financial Review and Prospects — Overview” and notes to our consolidated financial statements included elsewhere in this annual report. The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	For the Year Ended March 31,
	2009	2008	2007	2006	2005
	(US dollars in millions)
Revenue	$539.3	$459.9	$352.3	$202.8	$162.2
Less: Payments to repair centers	152.9	169.2	132.6	54.9	63.2

Revenue less repair payments	$386.4	$290.7	$219.7	$147.9	$99.0

We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients. For “non-fault” repairs, revenue including repair payments is used as a primary measure to allocate resources and measure operating performance. As we provide a consolidated suite of accident management services including credit hire and credit repair for our “non-fault” repairs business, we believe that measurement of that line of business has to be on a basis that includes repair payments in revenue.
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
Risks Related to Our Business
Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.
In the United States, Europe and Asia, recent market and economic conditions have been unprecedented and challenging with tighter credit conditions during fiscal 2009 and continuing into fiscal 2010. In fiscal 2009 and continuing into fiscal 2010, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have, in fiscal 2009 and continuing into fiscal 2010, contributed to volatility of unprecedented levels.
These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) will also adversely affect our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2009 depreciated 14.3% as compared to the average exchange rate for fiscal 2008 (based on the spot rate released by the Federal Reserve Board, or the spot rate) which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 23.7% to $539.3 million in fiscal 2009 from $352.3 million in fiscal 2007. Our revenue less repair payments has grown at a compound annual growth rate of 32.6% to $386.4 million in fiscal 2009 from $219.7 million in fiscal 2007. Our employees have increased to 21,356 as of March 31, 2009 from 15,084 as of March 31, 2007. Our majority owned subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008. Additionally, in fiscal 2009, we established new delivery centers in Gurgaon and Pune, and streamlined our operations by consolidated our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in six locations in India, Sri Lanka, Romania, the Philippines and the UK. In fiscal 2010, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.
We have also completed numerous acquisitions. For example, in July 2008, we entered into a transaction with AVIVA International Holdings Limited, or AVIVA, consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) a master services agreement with AVIVA MS, or the AVIVA master services agreement, pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. Aviva Global was the business process offshoring subsidiary of AVIVA. Through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. See “Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.
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
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2009 and 2008, our five largest clients accounted for 54.6% and 57.3% of our revenue and 46.5% and 42.2% of our revenue less repair payments, respectively.
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
Our prior contracts with another major client, AVIVA, provided Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
With the transaction that we entered into with AVIVA in July 2008 described under “Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts,” we have, through our acquisition of Aviva Global, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. We expect these facilities to continue to generate revenue for us under the AVIVA master services agreement. Further, through our acquisition of Aviva Global, we also acquired four facilities in Chennai, Pune, Bangalore and Sri Lanka. We expect revenue from AVIVA under the AVIVA master services agreement to account for a significant portion of our revenue. We therefore expect our dependence on AVIVA to continue for the foreseeable future.
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
Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the United States. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the United States could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry, and the travel and leisure industry. In fiscal 2009 and 2008, 64.0% and 57.4% of our revenue, respectively, and 49.7% and 32.7% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel and leisure industry contributed 18.9% and 22.5% of our revenue, respectively, and 26.4% and 35.6% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Since the second half of fiscal 2009 and continuing into fiscal 2010, there has been a significant slowdown in the growth of the global economy accompanied by a significant reduction in consumer and business spending worldwide. Certain of our targeted industries are especially vulnerable to the crisis in the financial and credit markets or to the economic downturn. A continuing downturn in any of our targeted industries, particularly the BFSI or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 0.9% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively. The downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations.
Further, the current downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which have in turn decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environment in Europe and the United States, which are continuing to be very weak. In fiscal 2009 and 2008, 75.6% and 74.5% of our revenue, respectively, and 65.8% and 59.7% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 24.2% and 24.7% of our revenue, respectively, and 33.8% and 39.1% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the United States). Any further weakening of the European or United States economy will likely have a further adverse impact on our revenue.
Other developments may also lead to a decline in the demand for our services in these industries. For example, the crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States in recent times, with the United States federal government taking over or providing financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.
Our senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the continued service and performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. Our attrition rate for our employees who have completed six months of employment with us was 37% for each of the first and second quarters of fiscal 2009, 29% for the third quarter of fiscal 2009 and 22% for the fourth quarter of fiscal 2009. There is significant competition in India for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
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
We may not be successful in achieving the expected benefits from our transaction with AVIVA in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, the term loan that we have incurred to fund the transaction may put a strain on our financial position.
In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. We completed our acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. In addition, through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. The total consideration (including legal and professional fees) for this transaction with AVIVA amounted to approximately $249.0 million. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” We entered into a $200 million term loan facility with ICICI Bank UK Plc as agent (as described under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outstanding Loans”), or our $200 million Term Loan, to fund, together with cash on hand, the consideration for the transaction. We cannot assure you that we will be able to grow our revenue, expand our service offerings and market share, or achieve the accretive benefits that we expected from our acquisition of Aviva Global and the AVIVA master services agreement.
Furthermore, the $200 million Term Loan may put a strain on our financial position. For example:
•	it could increase our vulnerability to general adverse economic and industry conditions;

•	it could require us to dedicate a substantial portion of our cash flow from operations to payments on the term loan, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	it requires us to seek lender’s consent prior to paying dividends on our ordinary shares;

•	it limits our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	it imposes certain financial covenants on us which we may not be able to meet and this may cause the lenders to accelerate the repayment of the balance loan outstanding.
Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Further, following our acquisition of Aviva Global, BizAps and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the year-end holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of severe acute respiratory syndrome, or SARS, in 2003 in Asia, and more recently, the outbreak of the Influenza A (H1N1) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.
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
The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2010 (including work orders/statement of works that will expire on or before March 31, 2010 although the related master services agreement has been renewed) represent approximately 13% of our revenue and 18% of our revenue less repair payments from our clients in fiscal 2009. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
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
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain engagement revenue, margins and cash flows over increasingly longer contract periods and general economic and political conditions.
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
We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling, general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.
In addition, the offshore business process outsourcing industry is a relatively new industry, and we have a limited operating history. We started our business by offering business process outsourcing services as part of British Airways plc, or British Airways, in 1996. In fiscal 2003, we enhanced our focus on providing business process outsourcing services to third parties. As such, we have only focused on servicing third-party clients for a limited time. We may not be able to secure additional business or retain current business with third parties or add third party clients in the future.
If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.
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
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, our UK operations are subject to the Financial Services Act in the UK and we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with the Financial Services Act in the UK or any other applicable regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.
The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in India, Sri Lanka, Romania, the Philippines and the UK, and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, Sri Lanka, Mauritius, Romania, the Philippines, China, the Netherlands, Singapore, the US and the UK. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
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
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, Business Applications Associate Limited, or BizAps, in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale on reasonable terms, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations and any acquisition we do complete may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions could have a material adverse effect on our operating results. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we can claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 and may be required to record a significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.
As of March 31, 2009, we had goodwill and intangible assets of approximately $81.7 million and $217.4 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Marketics Technologies (India) Private Limited, or Marketics, Flovate, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services Private Limited, or WNS Global. Under US GAAP, we are required to review our goodwill, intangible or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners. Although our impairment review of goodwill and intangible assets in fiscal 2009 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.
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
A variety of US federal and state legislations have been proposed that, if enacted, could restrict or discourage US companies from outsourcing their services to companies outside the US. For example, legislation has been proposed that would require offshore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the offshore provider is located. There is also no assurance that the UK would not introduce legislation that would restrict or discourage offshore outsourcing. Because some of our clients are located in the US and the UK, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely impact our ability to do business with US or UK clients, or restrict the ability of our UK subsidiaries from outsourcing our UK clients’ service requirements to our Indian subsidiaries. This could have a material and adverse effect on our business, results of operations, financial condition and cash flows. In addition, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. This would affect our ability to attract or retain clients that have such contracts.
We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
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
Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. The government of India may decide to introduce the reservation policy. According to this policy, all companies operating in the private sector in India, including our subsidiaries in India, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the relevant state where such companies are incorporated. If this policy is introduced, our ability to hire employees of our choice may be restricted. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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
If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition could be negatively affected.
Under the Indian Finance Act, 2000, except for three delivery centers located in Mumbai, Nashik and Pune, all our delivery centers in India benefit from a holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2009 as a result of the tax holiday, compared to approximately $16.0 million that we would have incurred if the tax holiday had not been available for that period.
The Indian Finance Act, 2000 phases out the tax holiday for companies registered as an exporter of business process outsourcing services with the Software Technology Parks of India, or STPI, over a ten-year period from fiscal 2000 through fiscal 2009. In May 2008, the government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. The tax holiday enjoyed by our delivery centers located in Mumbai, Pune, Gurgaon, Bangalore, Chennai and Nashik will expire on April 1, 2010, except for the tax holiday enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune which expired on April 1, 2007, April 1, 2008 and April 1, 2009, respectively. Our Sri Lankan subsidiaries and our joint venture company in the Philippines also benefit from similar tax exemptions. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Income Taxes.” When our tax holiday expires or terminates, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations. For example, in the absence of a tax holiday in Inda, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2009, was 33.99%.
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
In addition, in May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and restricted share units, or RSUs, granted to employees. The fringe benefit tax is payable by the employer at the current rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs, and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, the terms of our award agreements with applicable employees in India under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan (as described in “Item 6. Directors, Senior Management and Employees — B. Compensation — Employee Benefit Plans”) allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we have sought and are waiting for clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.

In 2005, the government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center in Gurgaon benefits from this tax holiday which will expire in fiscal 2022. However, the Ministry of Finance in India has expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs.
Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding and are vigorously disputing those assessments. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amount pending resolution of the matter on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. In January 2009, we received an order of assessment from the Indian tax authorities that we believe could be material to us given the magnitude of the claim. The order assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs. 728.1 million ($14.3 million based on the exchange rate on March 31, 2009) in additional taxes, including interest of Rs. 225.9 million ($4.4 million based on the exchange rate on March 31, 2009). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. Further, in March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs. 346.2 million ($6.9 million based on the exchange rate on March 31, 2009) of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable on BPO services provided by WNS Global to clients in India. After consultation with our Indian tax advisors, we believe the chances that either of these assessments would be upheld against us are remote. We intend to continue to vigorously dispute the assessment. No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future. See “Item 5. Operating and Financial Review and Prospects — Tax Assessment Orders.”
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the recent bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services.
Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.
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
The average Indian rupee/US dollar exchange rate was approximately Rs. 46.10 per $1.00 (based on the spot rate) in fiscal 2009, which represented a depreciation of the Indian rupee of 14.9% as compared with the average exchange rate of approximately Rs. 40.13 per $1.00 (based on the spot rate) in fiscal 2008, which in turn represented an appreciation of the Indian rupee of 11.1% as compared with the average exchange rate of approximately Rs. 45.12 per $1.00 (based on the spot rate) in fiscal 2007. The average pound sterling/US dollar exchange rate was approximately £0.58 per $1.00 (based on the spot rate) in fiscal 2009, which represented a depreciation of the pound sterling of 14.3% as compared with the average exchange rate of approximately £0.50 per $1.00 (based on the spot rate) in fiscal 2008, which in turn represented an appreciation of the pound sterling of 5.7% as compared with the average exchange rate of approximately £0.53 per $1.00 (based on the spot rate) in fiscal 2007.
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
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As of April 30, 2009, we had 42,628,583 ordinary shares outstanding, including 19,850,969 shares represented by 19,850,969 ADSs. In addition, as of April 30, 2009, there were options and RSUs outstanding under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan (as described in “Item 6. Directors, Senior Management and Employees — B. Compensation — Employee Benefits Plans”) to purchase a total of 3,456,627 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
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

As a foreign private issuer, we are not subject to the proxy rules of the US Securities and Exchange Commission, or the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.
We may be classified as a passive foreign investment company which could result in adverse United States federal income tax consequences to US Holders.
We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special elections.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of our Company
WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the Companies (Jersey) Law, 1991, or the 1991 Law. We gave notice of this to the Jersey Financial Services Commission in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli(W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America, Inc., 420 Lexington Avenue, Suite 2515, New York, New York 10170.
We began operations as an in-house unit of British Airways in 1996, and started focusing on providing business process outsourcing, or BPO, services to third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team. In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which constitutes WNS Auto Claims BPO, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel industry to include insurance-based automobile claims processing. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners (which we merged into our subsidiary, WNS North America, Inc.), a provider of BPO services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Call 24-7 Limited, or Call 24-7. In June 2008, we acquired BizAps, a provider of systems applications and products, or SAP, solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. Aviva Global was the business process offshoring subsidiary of AVIVA. See “Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.
As a result of our various acquisitions described above, our organizational structure has increased in complexity, comprising 31 operating companies in 11 countries. We are currently in the process of restructuring our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involves the amalgamation of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation to be approved by an order of court in India: NTrance Customer Services Private Limited, Marketics, WNS Workflow Technologies (India) Private Limited, WNS Customer Solutions Private Limited, WNS Customer Solutions Shared Services Private Limited, Customer Operational Services (Chennai) Private Limited and Noida Customer Operations Private Limited. WNS Global has filed the Scheme of Amalgamation with the Bombay High Court on April 16, 2009 to seek their approval for the amalgamation. We expect the restructuring to be completed in the second quarter of fiscal 2010.
We are headquartered in Mumbai, India, and we have client service offices in New York (US) and London (UK) and delivery centers in Ipswich and Manchester (UK), Bucharest (Romania), India, Sri Lanka and Manila (the Philippines). We completed our initial public offering in July 2006 and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “WNS.”
Our capital expenditures in fiscal 2009, 2008 and 2007 amounted to $22.7 million, $28.1 million and $27.3 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2010 to be approximately $15.0 million, a significant amount of which we expect to spend on building new facilities as well as continuing to streamline our operations by further consolidating production capacities in our delivery centers. We expect to meet these estimated capital expenditures from cash generated from operating activities and existing cash and cash equivalents. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.
B. Business Overview
We are a leading provider of offshore BPO services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the business processes of our clients which are typically companies headquartered in Europe and North America to our delivery centers located in India, Sri Lanka, the Philippines, Romania and the UK. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
We began operations as an in-house unit of British Airways in 1996, and started to provide business process outsourcing services to third parties in fiscal 2003. According to the National Association of Software and Service Companies, or NASSCOM, an industry association in India, we have been among the top two India-based offshore business process outsourcing companies in terms of revenue since 2004. As of March 31, 2009, we had 21,356 employees executing approximately 600 distinct business processes for more than 215 clients. Our largest clients in fiscal 2009 in terms of revenue contribution included AVIVA, Biomet Inc., British Airways, Centrica plc, Liverpool Victoria Insurance Company Ltd, or Liverpool, Marsh & McLennan Companies Inc., or MMC, SAGA Group Limited, or SAGA, Société Internationale de Télécommunications Aéronautiques, or SITA, Travelocity.com LP, or Travelocity, and Virgin Atlantic Airways Ltd. See “— Clients.”
We design, implement and operate comprehensive business processes for our clients, involving one or more data, voice and analytical components. Our services include industry-specific processes that are tailored to address our clients’ business and industry practices, particularly in the travel and leisure, and banking, financial services and insurance, or BFSI, industries, as well as businesses in the consumer products, retail, professional services, pharmaceutical, media and entertainment, manufacturing, logistics, telecommunications, and utilities industries. As we scale our business in particular industries, we create business units that allow us to invest in deepening our domain expertise. For example, in April 2008, we created a new industrial and infrastructure business unit to focus specifically on the industrial and infrastructure industry such as the manufacturing, logistics, telecommunications, and utilities industry sectors. In addition, we deliver shared services applicable across multiple industries, in areas such as finance and accounting, and market, business and financial research and analytics, which we collectively refer to as finance and accounting services, and research and analytics services (formerly referred to as knowledge services), respectively. In addition, we recently reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings.

We generate revenue primarily from providing business process outsourcing services. A portion of our revenue includes payments which we make to automobile repair centers. We evaluate our business performance based on revenue net of these payments in the case of “fault” repairs, since we believe that revenue less repair payments reflects more accurately the value of the business process outsourcing services we directly provide to our clients. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.” In fiscal 2009, our revenue was $539.3 million, our revenue less repair payments was $386.4 million and our net income was $8.1 million.
Between fiscal 2007 and fiscal 2009, our revenue grew at a compound annual growth rate of 23.7% and our revenue less repair payments grew at a compound annual growth rate of 32.6%. During this period, we grew both organically and through acquisitions. We believe we have achieved rapid growth and industry leadership through our understanding of the industries in which our clients operate, our focus on operational excellence, and a senior management team with significant experience in the global outsourcing industry. Our revenue is characterized by client, industry, geographic and service diversity, which we believe offers us a sustainable business model.
Industry Overview
Companies globally are outsourcing a growing proportion of their business processes to streamline their organizations, reduce costs, create flexibility, and improve their processes to increase shareholder returns. More significantly, many of these companies are outsourcing to offshore locations such as India to access a high quality and cost-effective workforce. We are a pioneer in the offshore business process outsourcing industry and continue to be well positioned to benefit from the combination of the outsourcing and offshoring trends.
While a limited number of global corporations such as General Electric Company, British Airways (through our subsidiary, WNS Global) and American Express Company established in-house business process outsourcing facilities in India in the mid-1990s, offshore business process outsourcing growth only accelerated significantly from 2000 onwards with the emergence of third party providers. This has been followed by a shift in focus from largely call center related outsourcing in areas such as telemarketing and client services to a wider range of more complex business processes such as finance and accounting, insurance claims administration and market research analysis.
The global business process outsourcing industry is large and growing rapidly. According to a June 2008 study conducted by Nelson-Hall, a BPO specialist research firm, the global business process outsourcing market was estimated at $314.7 billion in 2008 and is projected to grow at a 10% compound annual growth rate from 2008 through 2012 to $450.6 billion.
The following charts set forth the relative growth rate and size of the global business process outsourcing industry and the global information technology industry in addition to the expected growth rate of the Indian offshore business process outsourcing industry:

Global IT Outsourcing vs. BPO Market ($ in billions)	Indian BPO Industry Exports ($ in billions)

Source: Gartner Outsourcing Worldwide Forecast Database, April 2009	Source: NASSCOM Factsheet, updated February 2009

Note: Years ending December 31	Note: Years ending March 31

We believe that India is widely considered to be the most attractive destination for offshore business process outsourcing. According to a report published by NASSCOM Everest Research Institute in January 2008, or the NASSCOM Everest BPO Study, India-based players account for 37.0% of offshore business process outsourcing revenue in 2007, and India will retain its position as the most favored offshore business process outsourcing destination for the foreseeable future. The key factors for India’s predominance include its large, growing and highly educated English-speaking workforce coupled with a business and regulatory environment that is conducive to the growth of the business process outsourcing industry.
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
Given the long-term, strategic nature of these engagements, companies undertake a rigorous process in evaluating their business process outsourcing provider. Based on our experience, a client typically seeks several key attributes in a business process outsourcing provider, including:
•	established reputation and industry leadership;

•	demonstrated ability to execute a diverse range of mission-critical and often complex business processes;

•	capability to scale employees and infrastructure without a diminution in quality of service; and

•	ability to innovate, add new operational expertise and drive down costs.
As the offshore business process outsourcing industry evolves further, we believe that scale, reputation and leadership will increasingly become more important factors in this selection process.
Competitive Strengths
We believe that we have the following seven competitive strengths necessary to maintain and enhance our position as a leading provider of offshore business process outsourcing services:
Offshore business process outsourcing market leadership
We have received recognition as an industry leader from various industry bodies or publications. For example:
•	NASSCOM has named us among the top two India-based offshore business process outsourcing companies in terms of revenue since 2004;

•	The Global Services Magazine, in conjunction with a leading outsourcing advisor, neoIT, named us the “Best Performing Finance and Accounting Outsourcing Provider” in 2008 and the top two best performing business process outsourcing company in 2008 and 2009;

•	KLM Royal Dutch Airlines recognized us with the “Partners in Innovation Challenge Award” in 2008;

•	The CIO Magazine (Indian Edition) granted us an award for “Innovative Strategic Solutions” in 2008;

•	The Auto Body Professionals Club, a UK automobile repair trade organization, ranked us as the best accident management company in 2007;

•	The Global Six Sigma experts and practitioners ranked us the best achievement of “Six Sigma in Outsourcing” in 2007;

•	FAO Research Inc., an independent research firm worldwide, recognized us for “Outstanding Finance and Accounting Best Practices” on two client engagements in 2007; and

•	The Institute of Directors, an association promoting the development of Indian business leadership, recognized us with the “Golden Peacock Innovation Award” in 2007.
We have closely followed industry trends in order to target services with high potential For example, since our emergence as a third party business process outsourcing provider, we have aggressively invested in finance and accounting, and research and analytics services, two services which are enjoying strong demand in today’s challenging economic climate. As demand has ramped up in the industrials and infrastructure sector, in April 2008, we set up a team to focus on the industrial and infrastructure industry sectors. We have also focused our service portfolio on more complex processes, avoiding the delivery of services that are less integral to our clients’ operations, such as telemarketing and technical helpdesks, which characterized the offshore business process outsourcing industry in its early days. For example, we recently reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings.
We believe our early differentiation from other players and the length of our working relationship with many industry-leading clients has significantly contributed to our reputation as a proven provider of offshore business process outsourcing services. We believe that this reputation is a key differentiator in our attracting and winning clients.
Deep industry expertise
We have established deep expertise in the industries we target. We have developed our business by creating focused business units that provide industry-specific services. Our industry-focused strategy allows us to retain and enhance expertise thereby enabling us to:
•	offer a suite of services that deliver a comprehensive industry-focused business process outsourcing program;

•	leverage our existing capabilities to win additional clients and identify new industry-specific service offerings;

•	cultivate client relationships that may involve few processes upon initial engagement to develop deeper engagements ultimately involving a number of integrated processes;

•	provide proprietary technology platforms for use in niche areas in specific sectors such as auto insurance and travel;

•	recruit and retain talented employees by offering them industry-focused career paths; and

•	achieve market leadership in several of the industries we target.
Experience in transferring processes offshore and running them efficiently
Many of the business processes that are outsourced by clients to us are mission-critical and core to their operations, requiring substantial program management expertise. We have developed a sophisticated program management methodology intended to ensure smooth transfer of business processes from our clients’ facilities to our delivery centers. For example, our highly experienced program management team has transferred approximately 600 distinct business processes for more than 215 clients in the last eight years.

We focus on delivering our client processes effectively on an ongoing basis. We have also invested in a quality assurance team that satisfies the International Standard Organization, or ISO, 9001:2000 standards for quality management systems, and applies Six Sigma, a statistical methodology for improving consistent quality across processes, and other process re-engineering methodologies to further improve our process delivery. The composition of our revenue enables us to continuously optimize the efficiency of our operations.
Diversified client base across multiple industries and geographic locations
We serve a large, diversified client base of more than 215 clients across Europe and North America, including clients who are market leaders within their respective industries. We have clients across the multiple sectors of the travel and leisure, and BFSI industries as well as other industries such as consumer products, retail, professional services, pharmaceutical, media and entertainment, manufacturing, logistics, telecommunications, and utilities. To date, many of our clients have transferred a limited number of their business processes offshore. We believe, therefore, that we have a significant opportunity to increase the revenue we generate from these clients in the future as they decide to expand their commitment to offshore business process outsourcing. See “— Clients.”
Extensive investment in human capital development
Our extensive recruiting process helps us screen candidates on multiple parameters and to appropriately match employees to the most suitable positions. We have established the WNS Learning Academy which provides ongoing training to our employees for the purpose of continuously improving their leadership and professional skills. We seek to promote our team leaders and operations managers from within, thereby offering internal advancement opportunities and clear long-term career paths.
Ability to manage the rapid growth of our organization
We have invested significant management effort toward ensuring that our organization is positioned to continuously scale to meet the robust demand for offshore business process outsourcing services. We are capable of evaluating over 10,000 potential employees and recruiting, hiring and training over 500 employees each month, enabling us to rapidly expand and support our clients. We have also established a highly scalable operational infrastructure in multiple locations supported by a world-class information technology and communications network infrastructure.
Experienced management team
We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. A majority of our core senior management team members have been with us since fiscal 2003, and have successfully executed the growth strategy that has increased our client base from 14 clients as of May 2002 to more than 215 clients as of March 31, 2009 and increased our revenue from $352.3 million in fiscal 2007 to $539.3 million in fiscal 2009 and our revenue less repair payments from $219.7 million in fiscal 2007 to $386.4 million in fiscal 2009. Moreover, we believe that our management has successfully guided our rapid expansion while increasing client satisfaction, as demonstrated by our in-house customer feedback surveys.
Business Strategy
Our objective is to strengthen our position as a leading global business process outsourcing provider. To achieve this, we will seek to expand our client base and further develop our industry expertise, enhance our brand to attract new clients, develop organically new business services and industry-focused operating units and make selective acquisitions. The key elements of our strategy are described below.
Drive rapid growth through penetration of our existing client base
We have a large and diverse existing client base that includes many leading global corporations, most of whom have transferred only a limited number of their business processes offshore. We leverage our expertise in providing comprehensive process solutions by identifying additional processes that can be transferred offshore, cross-selling new services, adding technology-based offerings, and expanding and deepening our existing relationships. We have account managers tasked with maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new offshoring opportunities. As a result of this strategy, we have a strong track record of extending the scope of our client relationships over time.
Enhance awareness of the WNS brand name
Our reputation for operational excellence among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth brand equity in the past to scale our business. However, as the size and the complexity of the offshore business process outsourcing market grows, we are actively increasing our efforts to enhance awareness of the WNS brand in our target markets and among potential employees. To accomplish this, we have a dedicated global marketing team comprised of experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including through internet marketing techniques, exposure in industry publications, participation in industry events and conferences, and thought leadership initiatives in the form of publication of articles and white papers, webinars and podcasts. In addition, we are aggressively targeting BPO industry analysts, general management consulting firms, and boutique outsourcing firms, who are usually retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications and aid in the partner selection process.
Reinforce leadership in existing industries and penetrate new industry sectors
We have a highly successful industry-focused operating model through which we have established a leading offshore business process outsourcing practice in the travel and leisure, and BFSI sectors. We intend to leverage our in-depth knowledge of these industries to penetrate additional sectors within these industries. For example, through our recent acquisition of Aviva Global, we see opportunities to penetrate the multi-line insurance and other segments of the insurance industry. Our success in penetrating the market for finance and accounting services across industries drives us to invest in talent and technology platforms with the goal of scaling our business in order to acquire industry-specific expertise. In addition, in April 2008, we established a dedicated team to focus specifically on the industrial and infrastructure industries such as the manufacturing, logistics, telecommunications and utilities industry sectors. We continue to leverage our existing expertise in the emerging businesses to develop our practice in the consumer products, retail, professional services, pharmaceutical, and media and entertainment sectors.
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
Business Process Outsourcing Service Offerings
We offer our services to four main categories of clients through industry-focused business units. First, we serve clients in the travel and leisure industry, including airlines, travel intermediaries and other related service providers, for whom we perform services such as customer service and revenue accounting. Second, we serve clients in the BFSI industry for whom we perform services such as insurance claims management, account set-up and other related services, and asset management support. Third, we serve clients in the industrial and infrastructure industry, including manufacturing, logistics, telecommunications and utilities. Fourth, we serve clients in several other industries, including consumer products, retail, professional services, pharmaceutical, and media and entertainment, which we refer to as emerging businesses. In addition to industry-specific services, we offer a range of services across multiple industries, in the areas of finance and accounting services and market, business and financial research and analytical services, which we collectively refer to as finance and accounting services, and research and analytics services (formerly referred to as knowledge services), respectively. Further, we recently reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings. This structure is depicted in the graphic below:

Travel and Leisure Services
Sales and Customer care
Travel Operations
Revenue accounting, audit and recovery
Corporate functions
Proprietary technology platform based services
Banking, Financial Service and Insurance Services
Banking Operations
Lending services
Asset management and brokerage services
Insurance services – Property and casualty, life pensions and health
Investment banking
Industrial and Infrastructure Services
Sales and customer care
Supply chain management
Billing support
Shared services
Emerging Business
Target Industries
Consumer products
Retail
Professional Services
Pharmaceutical
Media and entertainment
Finance and Accounting Services
Procure-to-pay
Order-to-cash
Record-to-report
Supply chain finance
Research and Analytics Services
Analytics business research
Financial research
Market Research
Business Transformation Services
Consulting
Program Management
Technology -enabled Solutions

To achieve in-depth understanding of our clients’ industries and provide industry-specific services, we manage and conduct our sales processes in our two key markets — North America and Europe. In addition, we recently established a small team to focus on the Asia Pacific market. Our sales teams are led by senior professionals who focus on target industries or processes. Each business unit is staffed by a dedicated team of managers and employees engaged in providing business process outsourcing client solutions. In addition, each business unit draws upon common support services from our information technology, human resource, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.

Travel and Leisure Services
We believe that we currently have one of the largest and most diverse service offerings among offshore business process outsourcing service providers in the travel and leisure services domain.
Our service portfolio includes processes that support air, car, hotel, marine and packaged travel and leisure services offered by our clients. The key travel and leisure industry sectors we serve include:
•	airlines;
•	travel intermediaries; and
•	others such as global distribution systems and network providers.
We served a diverse client base in this business unit that included British Airways, Virgin Atlantic Airways Ltd, SITA and Travelocity in fiscal 2009. In fiscal 2009, we served 19 airlines and 13 travel intermediaries. As of March 31, 2009, we had 6,191 employees in this business unit, several hundred of whom have International Air Transport Association, or IATA, certifications. In fiscal 2009 and 2008, this business unit represented 18.9% and 22.5% of our revenue, and 26.4% and 35.6% of our revenue less repair payments, respectively.
The following graphic illustrates the key areas in which we provide services to clients in this business unit:
Case Study. We were retained by a major airline client that was faced with increasing competitive pressure from other carriers and needed to reduce its costs. We worked with this client to develop an offshore business process outsourcing strategy to fundamentally alter its service delivery model with the goal of increasing its cost efficiency. We initially started providing business process outsourcing services to this client with 12 employees handling a single process. As of March 31, 2009, 1,013 employees were executing over 60 different processes for this client, which included a variety of complex processes. We categorize these processes into six broad areas:
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
The key BFSI industry sectors we serve include:
•	integrated financial services companies;
•	life, annuity, and property and casualty insurers;
•	insurance brokers and loss assessors;
•	self-insured auto fleet owners;
•	commercial and retail banks;
•	mortgage banks and loan servicers;
•	asset managers and financial advisory service providers; and
•	healthcare payors, providers and device manufacturers.
We served a diverse client base in this business unit that included AVIVA, MMC, SAGA and Liverpool in fiscal 2009. We also serve a large US-based financial advisory provider, a top ten UK auto insurer, a large insurance loss adjuster, several self-insured fleet owners and several mortgage-related companies. As of March 31, 2009, we had 8,629 employees working in this business unit. In fiscal 2009 and 2008, revenue from this business unit represented 64.0% and 57.4% of our revenue, and revenue less repair payments from this business unit represented 49.7% and 32.7% of our revenue less repair payments, respectively.
In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK through its wholly-owned subsidiary, Call 24-7. Call 24-7 provides comprehensive end-to-end solutions to the UK insurance industry by leveraging cost efficient claims processing, technology, and engineering and collision repair expertise to deliver quality service to its insurer clients through the accident management process. Call 24-7 offers a comprehensive suite of back-office insurance claims services, including first notification of loss, third party claims handling, replacement vehicle provisioning and repair management through a national network of approved body shops.

The following graphic illustrates the key areas in which we provide services to clients in this business unit:

BFSI Services
Key Sectors
Retail Banking & Consumer Lending
Commercial Banking
Investing & Asset Management
Investment Banking
Insurance (Health, life, property and casualty)
Sample Services
Deposit Products
Branch/Deposit Banking
Small Business Banking
Middle Market Banking
International Banking
Secured Lending
Mortgage Lending
Auto Lending
Unsecured lending
Credit Card
Student/ Personal Loans
Fee Based Products
Cash Management
Global Custody
Trade Finance
Treasury
Agency & Trust
Unsecured Lending
Commercial Lending
Retail Brokerage
Mutual Funds
Institutional Asset Management
Private Banking
Advisory
Equity Research
Debt/Equity Underwriting
Sales & Trading
Enrolment
Policy Administration
Claims Management
Customer Service
Recovery/ Subrogation
Shared Services

Our BFSI business unit includes our auto claims business, branded WNS Assistance, which is comprised of our WNS Auto Claims BPO segment. WNS Assistance offers a blended onshore-offshore delivery model that enables us to handle the entire automobile insurance claims cycle. We offer comprehensive accident management services to our clients where we arrange for repair of automobiles through a network of repair centers. We also offer claims management services where we process accident insurance claims for our clients. Our employees receive telephone calls reporting automobile accidents, generate electronic insurance claim forms and arrange for automobile repairs in cases of automobile damage. We also provide third party claims handling services including the administration and settlement of property and bodily injury claims while providing repair management and rehabilitation services to our insured and self-insured fleet clients and the end-customers of our insurance company clients. Our service for uninsured losses focuses on recovering repair costs and legal expenses directly from negligent third parties. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.”

Case Study. A Fortune 300 US financial planning and investment services company was undergoing a spin-off which resulted in the client losing its brand name. The client retained us to transform its operating model and improve its baseline performance so as to ensure that it continued to deliver enhanced services to its customers and retain the confidence of its distribution network following the spin-off and the loss of its brand name. To accomplish this, we established a complex operation involving 450 employees across three delivery locations to manage 31 processes as of March 31, 2009. Our efforts allowed the company to better manage variable volumes, improve customer service and reduce payout due to adverse claims from customers. The services performed for this client include:
•	sales and marketing support activities such as broker and advisor support;
•	customer account set-up and maintenance processes such as application processing, application verification, credit evaluation and customer care; and
•	trading and securities operations such as order entry, reconciliation, reporting and exceptions research.
We also delivered significant reduction in the client’s operational costs by changing their fixed-cost structure to a fully variable-pricing model that enabled them to manage volumes in a predictable way.
Industrial and Infrastructure Services
Our industrial and infrastructure services business unit used to be part of our emerging businesses business unit. In April 2008, we created a new industrial and infrastructure services business unit to focus specifically on the needs of the manufacturing, logistics, telecommunications and utilities industries.
We served a diverse client base that included Centrica plc in fiscal 2009. Our industrial and infrastructure services business unit is considered as a separate business unit from our emerging businesses beginning from fiscal 2009. As of March 31, 2009, we had 2,735 employees in this business unit. In fiscal 2009, our industrial and infrastructure services business unit represented 6.6% of our revenue and 9.3% of our revenue less repair payments.
The following graphic illustrates the key areas in which we provide services to clients in this business unit:

Case Study. A leading global gas utility, which is also a Fortune 100 company, retained us in January 2006 for the outsourcing of its transaction processing and finance and accounting services. The client selected us based on our reputation for operational excellence, process improvement, process migration expertise and our global footprint. Our dedicated transition team conducted a detailed evaluation of their existing processes and successfully transferred their back-office and financial and accounting processes, as well as their correspondence, house and voice processes which enables them to communicate with their customers and respond to their queries and complaints via written communications, emails and on the telephone, on a new enterprise resource planning platform to our facilities in India within three months. In April 2006, the first process went live in Mumbai and we ramped up the process across multiple locations in a span of six months. As of March 31, 2009, we had approximately 960 employees across two cities. During the transition period, a dedicated Six Sigma process improvement team worked hand in hand with the operations team in stabilizing the processes, thereby reducing the learning curve and enabling faster delivery of key metrics.
Emerging Businesses
Prior to April 2008, our emerging businesses unit addressed the needs of the manufacturing, logistics, telecommunications, utilities, consumer products, retail, professional services, pharmaceutical, and media and entertainment industries. In April 2008, we created a new industrial and infrastructure services business unit to focus specifically on the needs of the manufacturing, logistics, telecommunications and utilities industries. We believe several industries are at an accelerating stage of offshore business process outsourcing adoption, and therefore present significant opportunities for growth. These industries include consumer products, retail, professional services, pharmaceutical and, media and entertainment industries.
As of March 31, 2009, we had 2,804 employees in this business unit. In fiscal 2009 and 2008, this business unit represented 10.5% and 20.1% of our revenue and 14.6% and 31.8% of our revenue less repair payments. For fiscal 2008, this included revenue from our industrial and infrastructure business unit which started being reported as a separate business unit from fiscal 2009.
Our strategy for our emerging businesses is to nurture and develop emerging industry-specific capabilities up to a point of critical mass from which new industry-focused operating units may emerge. We utilize three core functional service capabilities to penetrate our emerging businesses. These capabilities are broadly classified as:
•	finance and accounting services focused on finance and accounting services;
•	research and analytics services focused on market, business and, financial research and analytical services; and
•	business transformation services focused on business and process optimization services.
Finance and Accounting Services
In our finance and accounting services area, we offer critical finance and accounting services to our clients.
In June 2008, we acquired BizAps, a provider of SAP solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. The acquisition of BizAps has enabled us to further assist our global customers in improving their shared services finance and accounting functions, including core processes such as procure-to-pay and order-to-cash. Based in the UK and US, with development capabilities in China, BizAps offers SAP optimization services and SAP certified solutions designed to simplify SAP roll-out and enhance functionality for internal and outsourced shared services centers.

The following graphic illustrates the key finance and accounting services we provide:
Case Study. A large media and entertainment conglomerate sought to outsource the processes of its internal treasury services department that was in charge of providing treasury support services such as foreign exchange hedging, providing financial advice and financial reporting for its affiliated companies. After a rigorous process of security-related due diligence, the client selected us as its partner to enhance its treasury services capabilities and reduce operational costs while maintaining a high standard in regulatory compliance. The services we provided can be categorized as follows:
•	Planning services — providing daily updates of current and future cash flows of the client’s 150 affiliated companies;
•	Back-office services — managing core treasury functions;
•	Middle office services — providing processes such as credit monitoring, and hedging analysis;
•	Accounting services — providing end-to-end accounting services in enterprise resource planning including book closing, account reconciliation and budget preparation; and
•	Treasury operations services — providing reports on hedging positions, outstanding balance and money market dividend.
By engaging us to perform critical treasury support services with a strong focus on process integrity and regulatory compliance, the client achieved a substantial reduction in operational costs and compliance with internal controls audit pursuant to the US Sarbanes-Oxley Act of 2002.

Research and Analytics Services
In the research and analytics services area, we offer market, business, and financial research and analytical services such as business and financial research, market research, domain specific analytical services, data services and business services to our clients who are typically pharmaceutical companies, consulting firms, market research companies and investment banks. These services range from low complexity data collection services to complex and high-end analytics which require specialized skill sets. Our research and analytics services also include industry-specific processes that are tailored to address our clients’ business and industry practices in the pharmaceutical, retail, financial services and insurance, consumer products and other emerging industries like travel, manufacturing, technology, media and telecommunications. Our analysts have either a bachelor or masters degree in statistics, management, business administration, finance and accountancy or economics which enables us to support many of our clients’ highly complex and mission critical processes. We have institutionalized processes around staffing, internal training, knowledge transfer, transition, team management and client communication that are unique to high-end knowledge process outsourcing relationships.
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
The following graphic illustrates the key research and analytics services we provide:
Case Study. WNS partnered with its client, one of the world’s leading research-based pharmaceutical and healthcare companies, in 2005 to transform the client’s business intelligence function by setting up an offshore dedicated knowledge center for research and analytics. WNS established a dedicated knowledge center in India staffed by highly qualified professionals including doctors and postgraduates in fields such as pharmaceuticals, life sciences, and business administration. Although the knowledge center initially started with the delivery of data analytics and knowledge performance indicator dashboards to enable informed decision-making by the client’s European commercial team, it has since expanded its scope to cover three primary areas:
•	sales force effectiveness analytics utilizing a range of analytical tools and statistical techniques to transform datasets into simple and conclusive insight;
•	product and therapeutic area evaluation which involves a combination of analytics and qualitative research, including pricing and forecasting support; and

•	performance tracking, which provides management information by capturing key performance indicators for various business functions.
The key features of our solution are:
•	standardizing and integrating processes to enable data analytics across all commercial centers in Europe;
•	institutionalizing knowledge through sharing of best practices globally, thereby fostering innovation;
•	improving process efficiency through automation in report-generation, thereby reducing turnaround time;
•	creating a knowledge repository comprising process and training manuals, standard outputs, templates and guide books;
•	instituting a proactive error-prevention mechanism by creating standard operating procedures, and instituting strong knowledge-sharing practices; and
•	building a sizable team of research and analytics resources, tapping the talent of individuals with deep domain expertise, such as medical and pharmaceutical industry knowledge, and augmenting this with those that possess deep analytics, business intelligence and research skills.
We believe that our services have enabled the client to centralize its analytical support team to provide consistent support across different parts of the client’s business, standardize reporting across the client’s business in all European countries thereby ensuring a more informed decision making process, reduce cost of operations and significantly improved turnaround time on report generation. Given the success of the partnership to date, the client has significantly expanded the number of our employees in the center, and the scope of the center has been enlarged to include support for other parts of the client’s operations. As of March 31, 2009, we had over 220 employees working for this client. The complexity of work has also increased with the team now performing highly complex and business-critical analytics across a broad range of functional areas.
Business Transformation Services
We recently reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process redesigning and improvements using a variety of techniques, and leveraging technical and management development programs to achieve cost savings. Because the economic climate is dynamic, our clients seek cost savings beyond labor arbitrage and look for step changes in productivity and the ability to manage variability. To more effectively address our clients’ needs, we have restructured our existing capabilities in process and domain consulting, program management, and quality and technology analytics into a comprehensive service. Our services include implementation of best practices, technology-enabled solutions optimization and leading-edge analytics. We use various processes, tools and methodologies to deliver our business transformation services, including the Six Sigma & Lean methodologies, engagement models tied to results, analytics-based business insights, domain and process expertise, process re-engineering, best practices, and standardization and automation.

The following graphic illustrates the key transformation services that we provide:
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
As of March 31, 2009, we had 117 sales and sales support professionals based in the US, Eastern Europe, the UK and India. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We have strategically recruited our sales teams primarily from the US and the UK.
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
Clients
As of March 31, 2009, we had a diverse client base of more than 215 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries. We define significant clients as those who represent an ongoing business commitment to us, which includes substantially all of our clients within our WNS Global BPO segment and some of our clients within our WNS Auto Claims BPO segment. These clients offer only occasional business to us because of the small size of their automobile fleets and the consequent infrequent requirement of our auto claims services.
We believe the diversity in our client profile differentiates us from our competitors. See “Item 5. Operating and Financial Review and Prospects — Revenue” for additional information on our client base.
In fiscal 2009, the following were among our top 25 clients (including their affiliates) by revenue:

AVIVA	MMC
Biomet Inc.	SAGA
British Airways	SITA
Centrica plc	Travelocity
Liverpool	Virgin Atlantic Airways Ltd.
The table below sets forth the number of our clients by revenue less repair payments for the periods indicated. We believe that the growth in the number of clients who generate more than $1 million of annual revenue less repair payments indicates our ability to extend the depth of our relationships with existing clients over time.

	Year Ended March 31,
	2009	2008
Below $1.0 million	161	145
$1.0 million to $5.0 million	40	36
$5.0 million to $10.0 million	5	8
More than $10.0 million	10	6
Competition
Competition in the business process outsourcing services industry is intense and growing steadily. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.” We compete primarily with:
•	focused business process outsourcing service companies based in offshore locations (primarily India), such as Genpact Limited, Firstsource Solutions Ltd. and ExlService Holdings, Inc.;
•	business process outsourcing divisions of numerous information technology service companies located in India such as Infosys BPO Ltd (formerly Progeon Ltd) owned by Infosys Technologies Limited, or Infosys, Tata Consultancy Services Limited, or TCS, and Wipro BPO, owned by Wipro Technologies Limited; and
•	global companies such as Accenture Ltd., Affiliated Computer Services Inc., Electronic Data Systems Corporation, a division of Hewlett-Packard, and International Business Machines Corporation which provide an array of products and services, including broad-based information technology, software, consulting and business process outsourcing services.
However, while companies such as Infosys (through its business process outsourcing subsidiary, Infosys BPO Ltd) and TCS can offer clients integrated information technology and business outsourcing services, we believe these companies focus on information technology as their core business.
In addition, departments of certain companies may choose to perform their business processes in-house, in some cases via an owned and operated facility in an offshore location such as India. Their employees provide these services as part of their regular business operations.

Intellectual Property
We use a combination of our clients’ software systems, third-party software platforms and systems and, in some cases, our own proprietary software and platforms to provide our services. Our principal proprietary software includes our platform for passenger revenue accounting called JADE, which we use in our travel and leisure business unit, and an auto claims software platform called Claimsflo, which we use in WNS Assistance. Our proprietary and licensed software allows us to market our services with an integrated solution that combines a technology platform with our core business process outsourcing service offering.
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
Technology
We have a dedicated team of technology experts who support clients at each stage of their engagement with us. The team conducts diagnostic studies for prospective clients and designs and executes technology solutions to enable offshore execution and management of the clients’ business processes. We also have wide-area-network, or WAN, local-area-network, or LAN, and desktop teams that focus on creating and maintaining our large pool of 15,485 workstations, or seats, and seek to ensure that our associates face minimal loss in time and efficiency in their work processes.
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
Process and Quality Assurance and Risk Management
Our process and quality assurance compliance programs are critical to the success of our operations. We have an independent quality assurance team to monitor, analyze, provide feedback on and report process performance and compliance. Our company-wide quality management system, which employs over 211 quality assurance analysts, focuses on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We also have over 600 employees in our quality assurance team that satisfies the ISO 9001:2000 standards for quality management systems. We apply the Six Sigma & Lean methodologies which are statistical methodologies for improving consistent quality across processes as well as quality management principles for improving the operation of our clients’ processes and providing a consistent level of service quality to our clients. As of March 31, 2009, more than 96 of our projects were run according to the Six Sigma methodologies. We also apply other process re-engineering methodologies to further improve our process delivery and undertake periodic audits of both our information systems policy and implemented controls.
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

Our approach to information security involves implementation of an organization-wide information security management system, or ISMS, which complies with the ISO 27001:2005 for optimal implementation of systems to manage organizational information security risks. These standards seek to ensure that sensitive company information remains secure. Currently, information security systems at eight delivery centers are ISO 27001:2005 certified, and we expect to seek similar certifications in our other delivery centers. In addition, we comply with the Payment Card Industry (PCI) Data Security Standard which is a multifaceted security standard aimed at helping companies proactively protect cardholder data or sensitive authentication data through the adoption of 12 security requirements.
In addition, our clients may be governed by regulations specific to their industries or in the jurisdictions where they operate or where their customers are domiciled or in their home jurisdictions which may require them to comply with certain process-specific requirements. As we serve a large number of clients globally and across various industries, we rely on our clients to identify the process-specific compliance requirements and the measures that must be implemented in order to comply with their regulatory obligations. We assist our clients to maintain and enforce compliance in their business processes by implementing control and monitoring procedures and providing training to our clients’ employees. The control and monitoring procedures defined by this function are separate from and in addition to our periodic internal audits.
Human Capital
As of March 31, 2009, we had 21,356 employees, of whom 16,452 were employees who execute client operations, whom we refer to as associates. Of these employees, 15,298 associates are based in India, with 380, 418, 56 and 300 associates in Sri Lanka, the Philippines, Romania, and the UK, respectively. Most of our associates hold university degrees. As of March 31, 2008 and 2007, we had 18,104 and 15,084 employees, respectively. Our employees are not unionized and we have not experienced any work stoppages except for an eight-hour work stoppage at our delivery center at Nashik in April 2008 arising from minor employee grievances which have been resolved. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.
Recruiting and Retention
We believe that we have developed effective human resource strategies and a strong track record in recruiting. As part of our recruiting strategy, we encourage candidates to view joining our organization as choosing a long-term career in the field of travel, BFSI or another specific industry or service area. We use a combination of recruitment from college campuses and professional institutes, via recruitment agencies, job portals, advertisements and walk-in applications. In addition, a significant number of our applicants are referrals by existing employees. We currently recruit an average of 796 employees per month.
Our attrition rate for our employees who have completed six months of employment with us was 37% for each of the first and second quarters of fiscal 2009, 29% for the third quarter of fiscal 2009 and 22% for the fourth quarter of fiscal 2009.
Training and Development
We devote significant resources to the training and development of our associates. Our training typically covers modules in leadership and client processes, including the functional aspects of client processes such as quality and transfer. Training for new associates may also include behavioral and process training as well as culture, voice and accent training, as required by our clients. We have established the WNS Learning Academy where we offer specialized skills development, such as interviewing, coaching and presentation skills, and leadership development programs for associates as they move up the corporate hierarchy. The WNS Learning Academy is staffed with over 34 full-time trainers and content designers. We customize our training programs according to the nature of the client’s business, the country in which the client operates and the services the client requires. By offering such training programs, we seek to ensure that associates who assume leadership positions within our organization are equipped with the necessary skills. Further, the WNS Learning Academy has an in-house e-learning unit which creates computer or web-based learning modules to support ongoing learning and development. The WNS Learning Academy also caters to our knowledge management.
In addition to the training and development of our associates, we also place an emphasis on the learning and development of our team leaders and managers. In fiscal 2008, we implemented a specially designed five-day leadership program focused on professional and leadership skills and process improvement for approximately 880 team leaders and managers. A similar program has also been implemented for our full-time and part-time trainers to enhance their performance. In fiscal 2009, we implemented the Harvard

Leadership and Management series programs for over 178 of our team leaders and launched six workshops for our Assistant Vice Presidents under our leadership development programs. In addition, we offer higher education opportunities through tie-ups with leading institutions such as the Indian Institute of Management and the Symbiosis Institute of Business Management.
Regulations
Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in India, Sri Lanka, the Philippines, Europe and the US that regulate various aspects of our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.”
Regulation of our industry by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Indian government, including a tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. The tax holiday enjoyed by our delivery centers located in Mumbai, Pune, Gurgaon, Bangalore, Chennai and Nashik will expire on April 1, 2010, except for the tax holiday enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune which expired on April 1, 2007, April 1, 2008 and April 1, 2009, respectively. As a result of these incentives, our operations have been subject to lower Indian tax liabilities. In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the MAT at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. As a result of this amendment to the tax regulations, we became subject to MAT and are required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on the taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions. In addition to this tax holiday, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation/regulations. These benefits include preferential allotment of land in industrial areas developed by the state agencies, incentives for captive power generation, rebates and waivers in relation to payments for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity. Further, our subsidiaries in India are subject to certain currency transfer restrictions.
Our Sri Lankan subsidiaries and our joint venture company in the Philippines also benefit from certain tax exemptions.
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

Notes:

(1)	WNS (Holdings) Limited made 99.99% of the capital contribution. The remaining 0.01% capital contribution is by WNS North America, Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.

(2)	All the shares except one share are held by WNS North America, Inc. The remaining one share is held by a nominee shareholder of WNS North America, Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.

(3)	Our joint venture company established by WNS Global Services Netherlands Cooperative U.A. (65% ownership interest) and Advanced Contact Solutions, Inc. (35% ownership interest), which is incorporated in the Philippines.

(4)	Formerly known as Flovate Technologies Limited.

(5)	All the shares except one share of these entities are held by WNS (Mauritius) Limited. The remaining one share is held by a nominee shareholder of WNS (Mauritius) Limited to satisfy the regulatory requirement to have a minimum of two shareholders.

(6)	Formerly known as Aviva Global Services Singapore Pte. Ltd., or Aviva Global.

(7)	Previously, (i) Customer Operational Services (Chennai) Private Limited, Noida Customer Operations Private Limited, WNS Customer Solutions Private Limited and WNS Customer Solutions Shared Services Private Limited were owned by Aviva Global, (ii) WNS Workflow Technologies (India) Private Limited was owned by WNS Workflow Technologies Limited, and (iii) NTrance Customer Services Private Limited and Marketics Technologies (India) Private Limited, or Marketics, were owned by WNS (Mauritius) Limited. In fiscal 2009, the shares of these seven subsidiaries were transferred to WNS Global. WNS Global issued a total of 275,914 equity shares and paid cash of Rs. 647,322,554 as consideration in the aggregate for the transfer of the shares in these subsidiaries. WNS Global is in the process of restructuring its subsidiaries by amalgamating all its subsidiaries into WNS Global by an order of the court in India. WNS Global has filed the Scheme of Amalgamation with the Bombay High Court on April 16, 2009 to seek their approval for the amalgamation. We expect to complete the restructuring in the second quarter of fiscal 2010.

(8)	Formerly known as Aviva Global Services Lanka (Private) Limited.

(9)	All the shares except one share are held by WNS Global. The remaining one share is held by a nominee shareholder of WNS Global to satisfy the regulatory requirement to have a minimum of two shareholders for each company.

(10)	Formerly known as Aviva Global Services (Bangalore) Private Limited.

(11)	Formerly known as Aviva Global Shared Services Private Limited.

(12)	Formerly known as Flovate Software Technologies India Private Limited. All the shares except 100 shares are held by WNS Global. The remaining 100 shares are held by a nominee shareholder of WNS Global.

(13)	75.1% of the share capital of Marketics was transferred to us in May 2007 and the remaining 24.9% of the share capital was held in an escrow account to be transferred to us upon payment of a contingent earn-out consideration for the acquisition of Marketics. In July 2008, we made payment of the earn-out consideration. Pursuant thereto, the remaining 24.9% of the share capital of Marketics has been transferred to us.
D. Property, Plant and Equipment
As of April 30, 2009, we have an installed capacity of 15,485 workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. In fiscal 2009, we purchased the delivery center at Magarpatta, Pune, which was previously leased by us. We also have one sales office each in the US, Romania and the UK. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

	Total Space	Total Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
India:
Mumbai	417,675	2,882
Plant 10			February 12, 2011	May 15, 2011
Plant 11 (old)			May 31, 2010/	February 28, 2013/
			January 31, 2011	February 28, 2013
Plant 11			October 23, 2011	July 23, 2014
Plant 5			February 28, 2010	August 31, 2015

	Total Space	Total Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
Airoli(2)			October 31, 2013	October 31, 2018
Gurgaon	293,051	2,158
Towers A & B			October 31, 2009/	April 30, 2014/
			November 30, 2009	May 31, 2014
Tower C			September 30, 2010	March 31, 2015
DLF Building 6(3)			March 15, 2012	September 15, 2017
Pune	621,064	5,269
Sofotel			December 31, 2011	N/A
Magarpatta(4)			N/A	N/A
Panschil Level 2			August 30, 2011	N/A
Weikfield(5)			August 14, 2013	August 14, 2017
Nashik	109,741	827
Unity(6)			January 31, 2010	January 31, 2010
Shreeniketan			June 30, 2010	N/A
Vascon(6)			See footnote no. 7	N/A
Bangalore	202,955	2,036
RMZ Continental			May 6, 2010	May 17, 2025
Indiranagar			August 31, 2009	Option to renew for a further
period of nine months(8)
Chennai	82,905	875
RMZ Millenia			October 19, 2010	Option to extend for a further
term of six years
Sri Lanka:	33,024	368
Colombo (HNB)			July 31, 2010/	N/A
September 30, 2011
UK:	27,327	414
Ipswich WNSA			August 26, 2012	N/A
Ipswich(SFH)-WNSA			October 31, 2009	N/A
Ipswich-WNSWT			August 26, 2012	N/A
Marple-Call-24-7			April 3, 2013	N/A
The Lodge—WNS UK Sales			December 15, 2009	N/A
US:	6,859	17
New York			May 31, 2011	N/A
BizAps			December 31, 2010/	N/A
December 31, 2009
Romania:	13,971	150
Bucharest			January 1, 2013	See footnote no. 8
The Philippines:	76,900	489
Superstone			December 31, 2010	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if each of our applicable extension options are exercised.

(2)	We expect to commence interior fit out works during the second quarter of fiscal 2010 and expect to move into these office premises over a period of 18 months commencing in the second quarter of fiscal 2010. We have an option to lease an additional 126,832 square feet of space at the same premises which will expire in November 2009.

(3)	We expect to carry out interior fit out works in a portion of these premises in fiscal 2010.

(4)	We purchased the building in which the delivery center is located in November 2008 and February 2009. Pursuant thereto, we acquired 172,064 square feet of office premises for an aggregate consideration of Rs. 267.5 million ($5.4 million).

(5)	We expect to commence interior fit out works in a portion of these premises during the second half of fiscal 2010 and expect to move into the premises over a period of 18 months.

(6)	The operations at our Unity delivery center is scheduled to be transferred to our new facility at Vascon, Nashik, in the second quarter of fiscal 2010. On April 1, 2009, we gave a notice to terminate the lease for our delivery center at Unity, Nashik, without penalty. We expect to vacate the premises by the second quarter of fiscal 2010. We expect to move into these office premises in the second quarter of fiscal 2010.

(7)	The lease will be for a term of five years commencing from the date of completion of the interior fit out works which is expected to be in the second quarter of fiscal 2010.

(8)	No option to renew unless mutually agreed by the parties in writing.
Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations.
In order to streamline our operations and to increase seat utilization, in fiscal 2009, we closed our delivery centers in Raheja, Mumbai, Marisoft, Pune, and Prestige Garnet, Bangalore, and terminated the leases in respect of a portion of the premises at Panschil Level 2, Pune, and RMZ Millenia, Chennai. The production capacities at these locations have been consolidated with other premises available at our company. In fiscal 2010, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.
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
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe and North America. As of March 31, 2009, we had 21,356 employees across all our delivery centers. According to NASSCOM, we have been among the top two India-based offshore business process outsourcing companies in terms of revenue since 2004.
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
Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients. For “non-fault” repairs, revenue including repair payments is used as a primary measure to allocate resources and measure operating performance. As we provide a consolidated suite of accident management services including credit hire and credit repair for our “non-fault” repairs business, we believe that measurement of that line of business has to be on a basis that includes repair payments in revenue. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Between fiscal 2007 and fiscal 2009, our revenue grew from $352.3 million to $539.3 million, representing a compound annual growth rate of 23.7%, and our revenue less repair payments grew from $219.7 million to $386.4 million, representing a compound annual growth rate of 32.6%. During this period, we grew both organically and through acquisitions.
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) for the periods indicated:

	For the Year Ended March 31,
	2009	2008	2007
	(US dollars in millions)
Revenue	$539.3	$459.9	$352.3
Less: Payments to repair centers	152.9	169.2	132.6

Revenue less repair payments	$386.4	$290.7	$219.7

Recent Global Economic Conditions
In the United States, Europe and Asia, recent market and economic conditions have been unprecedented and challenging with tighter credit conditions and slower growth during fiscal 2009 and continuing into fiscal 2010. In fiscal 2009 and continuing into fiscal 2010, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have, in fiscal 2009 and continuing into fiscal 2010, contributed to volatility of unprecedented levels.
These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) will also adversely affect our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2009 depreciated 14.3% as compared to the average exchange rate for fiscal 2008 (based on the spot rate released by the Federal Reserve Board, or the spot rate), which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure, and insurance industries. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
Our History and Milestones
We began operations as an in-house unit of British Airways in 1996, and became a focused third-party business process outsourcing service provider in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:
•	In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which constitutes WNS Auto Claims BPO, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing.

•	In fiscal 2003, we invested in capabilities to begin providing enterprise services, and research and analytics services to address the requirements of emerging industry segments in the offshore outsourcing context.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, and banking, financial services and insurance, or BFSI, industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India, and Colombo, Sri Lanka, thereby expanding our operating footprints across India, Sri Lanka and the UK.

•	In fiscal 2006, we acquired Trinity Partners (which we subsequently merged into our subsidiary, WNS North America, Inc.), a provider of business process outsourcing services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Pune, Gurgaon and Mumbai.

•	In fiscal 2007, we acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to AVIVA.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania.

•	In April 2008, we opened a facility in Manila, the Philippines.

•	In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK through its wholly-owned subsidiary, Call 24-7.

•	In June 2008, we acquired BizAps, a provider of SAP solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we entered into the transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses, as described under “— Revenue — Our Contracts.”
As a result of these acquisitions and other corporate developments, our financial results in corresponding periods may not be directly comparable. Since fiscal 2003, the primary driver of our revenue growth has been organic business development, supplemented to a lesser extent by strategic acquisitions.
Revenue
We generate revenue by providing business process outsourcing services to our clients. In fiscal 2009, our revenue was $539.3 million as compared to $459.9 million in fiscal 2008, representing an increase of 17.3%. In fiscal 2009, our revenue less repair payments was $386.4 million as compared to $290.7 million in fiscal 2008, representing an increase of 32.9%.
We believe that we have been successful in achieving strong revenue growth due to a number of factors, including our understanding of our clients’ industries, our focus on operational excellence and our world-class management team with significant experience in the global outsourcing industry. We have been successful in adding new clients who are diversified across industries and geographies to our existing large client base. Our client base grew from 14 clients in May 2002 to more than 215 clients as of March 31, 2009 (for our definition of “significant clients,” see “Item 4. Information on the Company — B. Business Overview — Clients”). In fiscal 2009, 2008 and 2007, we added 20, 45 and 25 significant clients, respectively.
Our revenue is characterized by client, industry and geographic diversity, as the analysis below indicates.
Revenue by Top Clients
Since the time of the Warburg Pincus investment in our company, we have increased our client base and significantly reduced our client concentration. Prior to this investment, our largest client contributed over 90% of our revenue. In comparison, during fiscal 2009, our largest client contributed 16.6% of our revenue and 20.9% of our revenue less repair payments.
The following table sets forth the percentage of revenue and revenue less repair payments that we derived from our largest clients for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
	2009	2008	2007	2009	2008	2007
Top five clients	54.6%	57.3%	55.2%	46.5%	42.2%	45.7%
Top ten clients	68.0%	68.2%	70.1%	60.9%	56.0%	61.9%
Top 20 clients	78.3%	77.8%	79.3%	74.3%	70.7%	74.7%
In fiscal 2009, we had three clients that individually contributed more than 10% of our revenue — SAGA, AVIVA and Liverpool, which collectively contributed 43.1% of our revenue in fiscal 2009. AVIVA individually contributed more than 10% of our revenue less repair payments.
Revenue by Industry
For financial statement reporting purposes, we aggregate several of our operating segments, except for WNS Auto Claims BPO (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under US GAAP. See “— Results by Reportable Segment.”
To achieve in-depth domain expertise and provide industry-specific services to our clients, we organize our business delivery along industry-focused business units. These business units seek to leverage our domain expertise to deliver industry-specific services to our clients. Accordingly, our industry-focused business units are:
•	travel and leisure;

•	BFSI (which includes our WNS Auto Claims BPO segment);

•	emerging businesses (which serves the consumer products, retail, professional services, pharmaceutical, and media and entertainment industries using core service capabilities provided by our finance and accounting services, and research and analytics services capabilities); and

•	industrial and infrastructure which was spun off from emerging businesses to become a separate business unit in April 2008.
In May 2002, when Warburg Pincus acquired a majority stake in our business, we were primarily providing business process outsourcing services to airlines. Since then we have expanded our service portfolio across the travel and leisure industry and have also established significant operations in BFSI and other industries, which we include in our emerging businesses business unit. Our revenue and revenue less repair payments are diversified along these business units in the proportions and for the periods set forth in the table below:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
Business Units	2009	2008	2007	2009	2008	2007
Travel and leisure	18.9%	22.5%	22.8%	26.4%	35.6%	36.6%
BFSI	64.0%	57.4%	61.8%	49.7%	32.7%	38.7%
Industrial and infrastructure(1)	6.6%	—	—	9.3%	—	—
Emerging businesses	10.5%	20.1%	15.4%	14.6%	31.7%	24.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Established as a separate business unit in April 2008.
Revenue by Geography
The majority of our clients are located in Europe (primarily the UK) and North America (primarily the US). The share of our revenue from the UK increased to 55.6% in fiscal 2009 from 49.1% in fiscal 2008 and the share of our revenue less repair payments from the UK increased to 58.4% in fiscal 2009 from 50.3% in fiscal 2008 due primarily to our acquisition of Aviva Global. Since the time of the Warburg Pincus investment in our company in fiscal 2003, we have invested in establishing a sales and marketing presence in North America, which has resulted in our revenue coming from North America representing a significant portion of our revenue.
The following table sets forth the composition of our revenue and revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
Locations	2009	2008	2007	2009	2008	2007
UK	55.6%	49.1%	53.9%	58.4%	50.3%	50.5%
Europe (excluding the UK)	20.0%	25.4%	22.4%	7.5%	9.4%	11.5%
North America (primarily the US)	24.2%	24.7%	22.9%	33.8%	39.1%	36.8%
Rest of World	0.2%	0.8%	0.8%	0.3%	1.2%	1.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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
In July 2006, we entered into a definitive contract with one of our major clients, British Airways, to replace our prior contract with them. The new contract will expire in May 2012. Under the new contract the parties have agreed to change the basis of pricing for a portion of the contracted services over a transition period from a “per full time equivalent basis” to a “per unit transaction basis.” This change has had the effect of reducing the amount of revenue that we receive under this contract for the same level of services. The change to a “per unit transaction price” basis allows us to share benefits from increases in efficiency in performing services under this contract. In fiscal 2008 and 2009, this change in the basis of pricing resulted in a decrease in the amount of revenue that we received under this contract for the same level of services provided by us but an increase in profitability due to increases in efficiency, as compared to fiscal 2007 under the “per full time equivalent basis” under the prior contract.
Our prior contracts with another major client, AVIVA, granted Aviva Global the option to require us to transfer our facilities at Sri Lanka and Pune to Aviva Global. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. Since 2004, we have provided BPO services to AVIVA pursuant to build-operate-transfer, or BOT, contracts from facilities in Pune, India, and Colombo, Sri Lanka. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. The Sri Lanka facility was transferred at book value and did not result in a material gain or loss. We may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement with AVIVA and a master services agreement with AVIVA MS. Pursuant to the share sale and purchase agreement with AVIVA, we acquired all the shares of Aviva Global in July 2008. With our acquisition of Aviva Global, we have resumed control of the Sri Lanka facility that we had transferred to Aviva Global in July 2007 (as described above) as well as acquired Aviva Global’s Bangalore facilities. Further, the Pune facility has remained with us. In addition, through our acquisition of Aviva Global, we acquired two facilities in Chennai and Pune which were operated by third party BPO providers for Aviva Global under similar BOT contracts. Aviva Global exercised its option to require the third party BPO providers to transfer these facilities to Aviva Global. The completion of the transfers of the Chennai and Pune facilities to Aviva Global occurred in July and August 2008, respectively. See “— Liquidity and Capital Resources” for details on the purchase price paid to AVIVA for the AVIVA transaction.
Pursuant to the master services agreement with AVIVA MS, or the AVIVA master services agreement, we have agreed to provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we have agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. In addition, we are providing BPO services to AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, or Hibernian, and certain of its affiliates, under the terms of the AVIVA master services agreement.
Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for our contract with one of our top five clients based on revenue less repair payments in fiscal 2009, and the AVIVA master services agreement that we entered into in July 2008 as described above. Under the terms of our agreement with one of our top five clients, the annual forecasted revenue to be provided to us for calendar years 2010 and 2011 amounts to $41.1 million and $39.9 million, respectively. In the event actual revenue provided to us in any year is less than 75% of the annual forecasted revenue for that year, or the Annual Minimum Revenue Commitment, the client has agreed to pay us 65% of the difference between the Annual Minimum Revenue Commitment and the actual revenue provided for that year after certain deductions. However, notwithstanding these minimum revenue commitments, there are also termination at will provisions which permit the client to terminate the individual statements of work without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum revenue commitment. In the case of the AVIVA master services agreement, AVIVA MS has agreed to provide a minimum volume of business, or Minimum Volume Commitment, to us during the term of the contract. The Minimum Volume Commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In the event the mean average monthly volume of business in any rolling three-month period does not reach the Minimum Volume Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the Minimum Volume Commitment, there are termination at will provisions which permit AVIVA MS to terminate the AVIVA master services agreement without cause at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to Aviva Global in July 2008, at any time after expiry of 24 months from September 19, 2008, and in the case of the Pune facility which was transferred to Aviva Global in August 2008, at any time after expiry of 24 months from October 10, 2008, in each case, with six months’ notice upon payment of a termination fee. The Annual Minimum Revenue Commitment and the Minimum Volume Commitment under these two contracts were met in fiscal 2009.
FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and revenue less repair payments, respectively. Contractually, FMFC was obligated to provide us with annual minimum revenue, or pay the shortfall, through fiscal 2011. We have filed claims in FMFC’s Chapter 11 case both for the payment of unpaid invoices for services rendered to FMFC before FMFC filed for Chapter 11 bankruptcy, for our entitlement under FMFC’s annual minimum revenue commitment, and for administrative expenses. The amount of outstanding claims filed totaled $15.6 million; however, the realizability of these claims cannot be determined at this time. We have provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC.
A small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients. In our WNS Auto Claims BPO segment, we earn revenue from claims handling and accident management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile accident management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Overall, we believe that we have established a sustainable business model which offers revenue visibility over a substantial portion of our business. We have done so by:
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
Expenses
The majority of our expenses are comprised of cost of revenue and operating expenses. The key components of our cost of revenue is payments to repair centers, employee costs and infrastructure-related costs. Our operating expenses include selling, general and administrative, or SG&A, expenses and amortization of intangible assets. Our non-operating expenses include interest expenses, other income and other expenses.
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
Employee costs are also a significant component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Item 4. Information on the Company — B. Business Overview — Human Capital.” We expect our employee costs to increase as we continue to increase our headcount to service additional business and as wages continue to increase in India. See “Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.
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
Once we are engaged by a client in a new contract, we normally have a transition period to transfer the client’s processes to our delivery centers and accordingly incur costs related to such transfer. Therefore, our cost of revenue in relation to our revenue may be higher until the transfer phase is completed, which may last for two to six months.

SG&A Expenses
Our SG&A expenses are primarily comprised of corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses, and other general expenses not related to cost of revenue.
SG&A expenses as a proportion of revenue were 14.0% in fiscal 2009 as compared with 15.8% for fiscal 2008. SG&A expenses as a proportion of revenue less repair payments were 19.5% in fiscal 2009 as compared with 25.0% for fiscal 2008. We expect SG&A expenses to increase but at a lower rate than the increase in our revenue less repair payments.
We expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2010 but at a lower rate than the increase in our revenue less repair payments.
We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2010. See “Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.
Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of PRG Airlines’ fare audit services business in August 2006, GHS’ financial accounting business in September 2006, Marketics in May 2007, Flovate in June 2007, Call 24-7 in April 2008, BizAps in June 2008 and Aviva Global in July 2008.
Other Income, Net
Other income (expense), net is comprised of interest expenses, interest income and foreign exchange gains or losses. Interest expense primarily relates to interest charges payable on our $200 million Term Loan taken to finance our transaction with AVIVA and interest charges arising from our short-term note payable and our line of credit.
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

The following table presents certain operating data as of the dates indicated:

	As of March 31,
	2009	2008	2007
Total headcount	21,356	18,104	15,084
Built up seats(1)	15,485	11,062	8,794
Used seats(1)	12,456	8,559	7,769
Seat utilization rate(2)	1.4	1.6	1.7

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase headcount.

(2)	The seat utilization rate is calculated by dividing the total headcount by the number of built up seats to show the rate at which we are able to utilize our built up seats. The decrease in seat utilization during fiscal 2009 was due to the acquisition of Aviva Global where seat utilization was lower as compared to the seat utilization of WNS.
Foreign Exchange
Exchange Rates
Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (72.4% and 61.5%, respectively, in fiscal 2009, 70.8% and 53.8%, respectively, in fiscal 2008, and 71.5% and 54.4%, respectively, in fiscal 2007) and US dollars (24.6% and 34.3%, respectively, in fiscal 2009, 25.6% and 40.5%, respectively, in fiscal 2008, and 24.8% and 39.8%, respectively, in fiscal 2007), most of our expenses (net of payments to repair centers) (61.1% in fiscal 2009, 72.0% in fiscal 2008 and 86.0% in fiscal 2007) are incurred and paid in Indian rupees. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/US dollar exchange rate was approximately Rs. 46.10 per $1.00 (based on the spot rate) in fiscal 2009, which represented a depreciation of the Indian rupee of 14.9% as compared with the average exchange rate of approximately Rs. 40.13 per $1.00 (based on the spot rate) in fiscal 2008, which in turn represented an appreciation of the Indian rupee of 11.1% as compared with the average exchange rate of approximately Rs. 45.12 per $1.00 (based on the spot rate) in fiscal 2007. The average pound sterling/US dollar exchange rate was approximately £0.58 per $1.00 (based on the spot rate) in fiscal 2009, which represented a depreciation of the pound sterling of 14.3% as compared with the average exchange rate of approximately £0.50 per $1.00 (based on the spot rate) in fiscal 2008, which in turn represented an appreciation of the pound sterling of 5.7% as compared with the average exchange rate of approximately £0.53 per $1.00 (based on the spot rate) in fiscal 2007. We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”
We have subsidiaries in several countries and hence, the functional currencies of these entities differ from our reporting currency, the US dollar. The financial statements of these entities are translated to the reporting currency as at the balance sheet date. Adjustments resulting from the translation of these financial statements from functional currency to reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of shareholder’s equity. Foreign currency transaction gains and losses are recorded as other income or expense.
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
Income Taxes
We operate in multiple tax jurisdictions including India, Sri Lanka, Romania, the Philippines, the Netherlands, Singapore, Mauritius, the UK and the US. As a result, our effective tax rate will change from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pretax book income and the implementation of various global tax strategies, as well as non-recurring events.
Our Indian operations are eligible to claim income tax exemption with respect to profits earned from export revenue by various delivery centers registered with STPI. This benefit used to be available from the date of commencement of operations to March 31, 2009, subject to a maximum of ten years. In May 2008, the government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. We have 14 such delivery centers in fiscal 2009, 14 such delivery centers in India in fiscal 2008 and ten such delivery centers in fiscal 2007. The tax benefits of our other delivery centers located in Mumbai, Pune, Gurgaon, Bangalore and Nashik will expire on April 1, 2010 while the tax benefits enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune expired on April 1, 2007, 2008 and 2009, respectively.
Our Sri Lankan subsidiaries are also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Board of Investment, Sri Lanka. This tax holiday is available for five years from the year of assessment in which the subsidiary commences to make profits or any year of assessment not later than two years from the date of commencement of operations, whichever is the earlier. This tax holiday for one of our Sri Lankan subsidiaries expired in the year of assessment 2009 and this tax holiday for the other Sri Lankan subsidiary expires in the year of assessment 2011. Upon expiry of the tax holiday, income tax will be leviable at the rate of 15% on the first Sri Lankan rupees five million of income and at the rate of 35% on income exceeding Sri Lankan rupees five million.
Our joint venture company in Philippines, WNS Philippines Inc., is also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Board of Investment, the Philippines. This tax holiday is available for four years from the date of grant of the tax exemption, which we expect to receive by the end of June 2009. Upon expiry of the tax holiday, income generated by WNS Philippines Inc. will be taxed at the then prevailing annual tax rate which is currently 30%.
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
As a result of the foregoing, the additional income tax expense we would otherwise have had to pay at the statutory rates in India and Sri Lanka, if the tax exemption was not available, would have been approximately $16.0 million for fiscal 2009, $11.5 million for fiscal 2008 and $8.7 million for fiscal 2007. When our tax holiday expires or is withdrawn by Indian tax authorities, our tax expense will materially increase. In the absence of a tax holiday, income derived from India would be taxed up to a maximum of the then prevailing annual tax rate which, as of March 31, 2009, was 33.99%. We have not recognized a deferred tax asset on carried forward losses as there is uncertainty regarding the availability of such operating losses in subsequent years.

In addition, in May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax is payable by the employer at the current rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, the terms of our award agreements with applicable employees in India under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan (as described in “Item 6. Directors, Senior Management and Employees — B. Compensation — Employee Benefit Plans”) allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we have sought and are waiting for clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.
In May 2005, the government of India implemented a fringe benefit tax based on the value of fringe benefits such as entertainment expenses, the use of our guest house, employee welfare benefits, gifts, club expenses and travel expenses provided or deemed to have been provided by us to our employees during the previous fiscal year. This fringe benefit tax is payable by the employer at the current rate of 33.99%. However, pursuant to the legislation, we recover this fringe benefit tax from our employees with respect to certain expenses incurred by us for the benefit of our employees.
In 2005, the government of India implemented the SEZ legislation with the effect that taxable income of new operations established in designated SEZs may be eligible for tax exemption equal to (i) 100% of their profits or gains derived from export income for the first five years from the commencement of operations; (ii) 50% of those profits or gains derived from export income for the next five years; and (iii) 50% of those profits or gains derived from export income for a further five years, subject to satisfying certain capital investment requirements. Our delivery center in Gurgaon benefits from this tax holiday which will expire in fiscal 2022.
We may establish one or more new operations centers in designated SEZs that would be eligible for the benefits of the SEZ legislation, subject to the receipt of requisite governmental and regulatory approvals. In fiscal 2008, we established an operation center in a designated SEZ in Gurgaon that is eligible for the benefits of the SEZ legislation. The Ministry of Finance in India has, however, expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and may be challenged in courts by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits of the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay the establishment of additional operations in the SEZs.
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
Revenue Recognition
We generate revenue by providing BPO services to our clients, which primarily include providing back-office administration, data management, contact center management and automobile claims handling services. We recognize revenue when we have persuasive evidence of an arrangement, services have been rendered, the fee is determinable and collectibility is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into an agreement with our clients with terms and conditions that describe the service and the related payments and are legally enforceable. We consider revenue to be determinable when the services have been provided in accordance with the agreement. When the terms of the agreement specify service level parameters that must be met, we monitor such service level parameters and determine if there are any service credits or penalties that we need to account for. Revenue is recognized net of any service credits that are due to a client. A substantial portion of our revenue is from large companies, where we do not believe we have a significant credit risk.
In limited instances we have entered into minimum commitment arrangements, wherein the service contracts either provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. In such minimum commitment arrangements where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. However, when the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in subsequent years, we recognize deferred revenue for the shortfall which has been invoiced and received. To the extent we have sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recognized as revenue in that period. In order to determine whether we have sufficient experience, we consider several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and us; (ii) the length of time for which we have such historical experience; (iii) future volume expected based on projections received from the client; and (iv) our internal expectations of the ongoing volume with the client. Otherwise the deferred revenue will remain until such time we can conclude that it will not receive revenue in excess of the minimum commitment. For certain agreements, we have retroactive discounts related to meeting agreed volumes. In such situations, we record revenue at the discounted rate, although we initially bill at the higher rate, unless we can determine that the agreed volumes will not be met.
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
Our revenue is net of value-added taxes and includes reimbursements of out-of-pocket expenses, with the corresponding out-of-pocket expenses included in cost of revenue.
We provide automobile claims handling services, which include claims handling and administration, or claims handling, and arranging for car hire and repairs with repair centers across the UK and the related payment processing for such repairs, or accident management. With respect to claims handling, we enter into contracts with our clients to process all their claims over the contract period, where the fees are determined either on a per claim basis or is a fixed payment for the contract period. Where our contracts are on a per claim basis, we invoice the client at the inception of the claim process. We estimate the processing period for the claims and recognize revenue over the estimated processing period. This processing period generally ranges between one to two months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any. Where the fee is a fixed payment for the contract period, revenue is recognized on a straight line basis over the period of the contract. In certain cases, where the fee is contingent upon the successful recovery of a claim by the client, revenue is not recognized until the contingency is resolved.
In order to provide accident management services, we negotiate with and set up a network of repair centers where vehicles involved in an accident can be repaired. We are the principal in these transactions between the repair center and the client. The repair centers bill us for the negotiated costs of the repair and we invoice such costs to the client. We recognize the amounts invoiced to the client as revenue as we have determined that we meet the criteria established by Emerging Issues Task Force, or EITF, No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Factors considered in determining that we are the principal in the transaction include whether (i) we negotiate the labor rates with repair centers; (ii) we determine which repair center should be used; (iii) we are responsible for timely and satisfactory completion of repairs; and (iv) we bear the credit risk. In certain circumstances, a portion of the repair costs may be insured. In such situations, the payment received from the insurance company is not recognized as revenue or cost of revenue. We invoice the repair center for referral fees and recognize it as revenue.

Share-based Compensation
We provide share-based awards such as stock options and RSUs to our employees, directors and executive officers through various equity compensation plans. We recognize the share based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.
In accordance with the provisions of SFAS No. 123(R), share-based compensation for all awards granted, modified or settled on or after April 1, 2006, that we expect to vest, is recognized on a straight line basis over the requisite service period, which is generally the vesting period of the award.
SFAS No. 123(R) requires the use of a valuation model to calculate the fair value of share-based awards. Based on our judgment, we have elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant.
We believe the Black-Scholes-Merton model to be the most appropriate model for determination of fair value of the share-based awards. In determining the fair value of share-based awards using the Black-Scholes-Merton option pricing model, we are required to make certain estimates of the key assumptions that include expected term, expected volatility of our shares, dividend yield and risk free interest rate. Estimating these key assumptions involves judgment regarding subjective future expectations of market prices and trends. The assumptions for expected term and expected volatility have the most significant effect on calculating the fair value of our stock options. We use the historical volatility of our ADSs in order to estimate future share price trends. In order to determine the estimated period of time that we expect employees to hold their share-based options, we have used historical exercise pattern of employees. The aforementioned inputs entered into the option valuation model that we use to determine the fair value of our stock awards are subjective estimates and changes to these estimates will cause the fair value of our share-based awards and related share-based compensation expense we record to vary.
We are required to estimate the share-based awards that we expect to vest and to reduce share-based compensation expense for the effects of estimated forfeitures of awards over the expense recognition period. Although we estimate forfeitures based on historical experience, actual forfeitures in the future may differ. To the extent our actual forfeitures are different than our estimates, we record a true-up for the difference in the period in which the awards vest, and such true-ups could materially affect our operating results.
We record deferred tax assets for share-based awards that result in deductions on our income tax returns, based on the amount of share-based compensation recognized and the statutory tax rate in the jurisdiction in which we will receive a tax deduction. Because the deferred tax assets we record are based upon the share-based compensation expenses in a particular jurisdiction, the aforementioned inputs that affect the fair value of our stock awards also indirectly affect our income tax expense. In addition, differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on our income tax returns are recorded in additional paid-in capital. If the tax deduction is less than the deferred tax asset, such shortfalls reduce our pool of excess tax benefits. If the pool of excess tax benefits is reduced to zero, then subsequent shortfalls would increase our income tax expense.
Business Combinations
Our acquisitions have been accounted using the purchase method of accounting under SFAS 141 “Business Combinations.” As a part of acquisition accounting, we allocate the purchase price of acquired companies to the identified tangible and intangible assets based on the estimated fair values on the date of the acquisition. The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, income taxes and estimated restructuring liabilities. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to appropriate method of valuation, future cash flow projections, weighted average cost of capital, discount rates, risk-free rates, market rate of return and risk premiums.
Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.
In fiscal 2010, we will adopt FASB Statement No. 141 (revised 2007), “Business Combinations.” See Note 2 of the notes to our consolidated financial statements included elsewhere in this annual report for additional information.
Impairment of Goodwill, Intangible Assets and Property and equipment
The goodwill impairment test is a two-step process. The first step of the process consists of estimating the fair value of each of our reporting units, based on a discounted cash flow model, using revenue and profit forecasts and comparing those estimated fair values with the carrying values which include the allocated goodwill.
We determine reporting units and estimate the goodwill to be allocated to each reporting unit under SFAS No. 142 “Goodwill and Other Intangible Assets.” The identification of the reporting units is based on the economic characteristics and availability of discrete financial data with respect to the reporting unit.
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

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rate, and operating margins used to calculate projected future cash flows, weighted average cost of capital, discount rates, risk-free rates, market rate of return, risk premiums, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2009, did not result in an impairment charge.
We amortize intangible assets with definite lives and purchased property and equipment over the estimated useful lives and review them for impairment, if indicators of impairment arise. We estimate the useful lives of intangible assets and purchase property and equipment after consideration of historical results and anticipated results based on our current plans.
We perform impairment reviews of intangible assets and property and equipment when events or circumstances indicate that the value of the assets may be impaired. Indicators of impairment include operating or cash flow losses, significant decreases in market value or changes in the physical condition of the property and equipment. When indicators of impairment are present, the evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset or property and equipment to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset or property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The estimate of undiscounted cash flows and the fair value of assets require several assumptions and estimates like the weighted average cost of capital, discount rates, risk-free rates, market rate of return and risk premiums and can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.
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
We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance
We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known, which can materially impact our effective tax rate.
Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, eligibility of our operations for the tax holidays, segregation of foreign and domestic earnings and expenses to avoid double taxation and carry forward of losses for set off against future taxable income. Although we believe that our estimates are reasonable, the final tax outcome of these matters could be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.
The amount of income tax we pay is subject to ongoing audits by income tax authorities, which often result in adjustments to our taxable profits. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which our earnings or deductions are realized may differ from our current estimates. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.
As part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the quarter any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to our existing tax structure; however, deferred taxes have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. We have taken into account the allocation of these identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities. Income tax contingencies existing as of the acquisition dates of the acquired companies are evaluated quarterly and any adjustments are recorded as adjustments to goodwill.
Further Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48 requires us to recognize a provision for uncertainty in income taxes based on minimum recognition threshold. Evaluation of tax positions and recognition of provisions, under FIN 48, involves interpretation of tax laws, estimates of probabilities of tax positions being sustained and the amounts of payments to be made under various scenarios. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given with respect to the final outcome of these matters. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our provision for income taxes in the period in which such a determination is made.
Derivative Financial Instruments
The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies. Interest rate swaps are entered into to manage interest rate risk associated with our floating rate borrowings. Our primary exchange rate exposure is with the US dollars, pound sterling and the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, we record the effective portion of gain or loss from changes in the fair value of the derivative instruments in accumulated other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes us to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is probable that a forecasted transaction will not occur, we discontinue the hedge accounting and recognize immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss). Although we believe that our estimates of the forecasted transactions are reasonable and based on historical experience, the final occurrence of such transactions could be different as a result of external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts, which will have a material effect on our earnings.

Fair value measurements
SFAS No. 157, “Fair Value Measurements” defines fair value as the price that would be paid upon sale of an asset or upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participant would use in pricing the asset or liability, not on assumptions specific to us. In addition, the fair value of assets and liabilities should include consideration of non-performance risk including credit risk.
SFAS No. 157 also discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.
Where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 1 assets, which consists of cash equivalents and marketable securities. If quoted market prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted market prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to our Level 2 items, which consist of our interest rate swaps and foreign currency derivative instruments. The estimate of fair value of interest rate swaps and foreign currency derivative instruments require several assumptions and estimates like the future interest rates and discounting factor and can be affected by a variety of factors, including volatility and forward rates. Although we believe the assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial position.
Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
	2009	2008	2007	2009	2008	2007
				Unaudited	Unaudited	Unaudited
Cost of revenue	76.1%	79.0%	77.0%	66.6%	66.8%	63.1%
Gross profit	23.9%	21.0%	23.0%	33.4%	33.2%	36.9%
Operating expenses:
SG&A	14.0%	15.8%	14.9%	19.5%	25.0%	23.9%
Amortization of intangibles assets	4.6%	0.6%	0.5%	6.4%	1.0%	0.9%
Impairment of goodwill, intangibles and other assets	—	3.4%	—	—	5.3%	—
Operating income	5.3%	1.2%	7.6%	7.4%	1.9%	12.1%
Other (expense) income, net	(1.0)%	2.0%	0.7%	(1.5)%	3.2%	1.1%
Interest expense	(2.2)%			(3.0)%
Provision for income taxes	(0.6)%	(1.1)%	(0.7)%	(0.9)%	(1.8)%	(1.2)%
Income before minority interest	1.4%	2.1%	7.6%	2.0%	3.3%	12.0%
Minority interest	0.1%	—	—	0.1%	—	—
Net income	1.5%	2.1%	7.6%	2.1%	3.3%	12.0] %
The following table reconciles revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) across our business:

	Year Ended March 31,
	2009	2008	2007
Revenue	100.0%	100.0%	100.0%
Less: Payments to repair centers	28.4%	36.8%	37.6%

Revenue less repair payments	71.6%	63.2%	62.4%

Fiscal 2009 Compared to Fiscal 2008
Revenue. Revenue in fiscal 2009 was $539.3 million, an increase of $79.4 million, or 17.3%, over our revenue of $459.9 million in fiscal 2008. This increase in revenue of $79.4 million was primarily attributable to an increase in revenue from new clients of $59.0 million and, to a lesser extent, an increase in revenue from existing clients of $20.4 million. Of the $79.4 million increase in revenue, Call 24-7 and BizAps, which we acquired in April 2008 and June 2008, respectively, contributed $38.4 million and $3.3 million, respectively. Some of the clients of Call 24-7 and BizAps that contributed to such revenue were existing clients of WNS prior to the respective acquisitions and some were new to WNS. The increase in revenue from existing clients was primarily attributable to Aviva Global. The increase in revenue from existing clients was on account of expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. Revenue from the UK and North America (primarily the US) accounted for $299.6 million and $130.5 million, respectively, of our revenue for fiscal 2009, representing an increase of 32.5% and 14.9%, respectively, from fiscal 2008. The increase in revenue from UK was primarily attributable to Aviva Global. Revenue from Europe (excluding the UK) accounted for $107.7 million of our revenue for fiscal 2009, representing a decrease of 7.8% from fiscal 2008 primarily on account of a decrease in the volume of business from existing clients.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2009 was $386.4 million, an increase of $95.7 million, or 32.9%, over our revenue less repair payments of $290.7 million in fiscal 2008. This increase in revenue less repair payments of $95.7 million was primarily attributable to an increase in revenue less repair payments from new clients of $55.3 million and an increase in revenue less repair payments from existing clients of $40.4 million. Of the $95.7 million increase in revenue less repair payments, Call 24-7 and BizAps, which we acquired in April 2008 and June 2008, respectively, contributed $37.8 million and $3.3 million, respectively. Some of the clients of Call 24-7 and BizAps that contributed to such revenue were existing clients of WNS prior to their respective acquisitions and some were new to WNS. The increase in revenue less repair payments from existing clients was primarily attributable to Aviva Global. The increase in revenue less repair payments from existing clients on account of expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from the UK,

Europe (excluding the UK) and North America (primarily the US) accounted for $225.5 million, $28.9 million and $130.5 million, respectively, of our revenue less repair payments in fiscal 2009, representing an increase of 54.1%, 5.2% and 14.9%, respectively, from fiscal 2008. We realized an increase in revenue less repair payments in our BFSI business unit, and to a lesser extent, our emerging businesses, and travel and leisure business units. However, we experienced a decrease in revenue less repair payments in our industrial and infrastructure business unit.
Cost of Revenue. Cost of revenue in fiscal 2009 was 76.1% of revenue as compared to 79.0% of revenue in fiscal 2008. Cost of revenue in fiscal 2009 was $410.3 million, an increase of $47.0 million, or 12.9%, over our cost of revenue of $363.3 million in fiscal 2008. Cost of revenue excluding payments made to repair centers for our “fault” repair services increased by $63.3 million for fiscal 2009 as compared to fiscal 2008. Payments made to repair centers decreased by $16.3 million to $152.9 million in fiscal 2009 from $169.2 million in fiscal 2008 mainly due to decreased business from existing clients of WNS Assistance, our auto claims business. Infrastructure costs increased by $43.5 million mainly on account of payments made to the repair centers by Call 24-7 for its “non-fault” repair services. In addition, operating employee compensation increased by $18.5 million due to an increase in headcount and wages. The increase in headcount was primarily attributable to our acquisition of Aviva Global. Share-based compensation cost included in operating employee compensation increased by $1.2 million in fiscal 2009 as compared to fiscal 2008 due to the grant of new RSUs in fiscal 2009. Depreciation cost increased by $3.2 million mainly due to the opening of new delivery centers, one each in the Philippines and Romania, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of Aviva Global. The increase was partially offset by a decrease in travel costs by $2.0 million
Gross Profit. Gross profit in fiscal 2009 was $128.9 million, or 23.9% of revenue, as compared to $96.5 million, or 21.0% of revenue, in fiscal 2008. Gross profit as a percentage of revenue less repair payments was 33.4% in fiscal 2009 compared to 33.2% in fiscal 2008. Gross profit as a percentage of revenue less repair payments increased by approximately 0.2% in fiscal 2009 as compared to fiscal 2008 primarily on account of an increase in revenue less repair payments of $95.7 million as discussed above.
SG&A Expenses. SG&A expenses in fiscal 2009 were $75.5 million, an increase of 3.9% over our SG&A expenses of $72.7 million in fiscal 2008. This increase was primarily on account of (i) an increase in non-operating employee compensation cost by $11.0 million due to an increase in headcount and wages, including an increase in share-based compensation costs by $5.4 million, and (ii) an increase in facilities costs by $1.7 million due primarily to the setting up of new delivery centers, one each in Romania and the Philippines, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of Aviva Global. The increase was partially offset (i) a decrease in other administration related expenses such as communication costs and marketing costs by $2.0 million, (ii) a decrease in fringe benefit tax payable by us on the allotment of shares pursuant to the exercise, on or after April 1, 2008, of options and RSUs granted to employees by $1.8 million, (iii) a decrease in other employee related costs such as recruitment and training costs by $1.8 million, (iv) a decrease in travel expenses by $1.4 million, (v) a decrease in the provision for bad debts by $1.2 million, (vi) a decrease in professional fees by $0.9 million, and (vii) a decrease in other taxes by $0.8 million. The decreases in respect of items (i), (iii), (iv) and (vi) were primarily on account of cost control measures implemented by us in fiscal 2009. SG&A expenses as a percentage of revenue was 14.0% in fiscal 2009 as compared to 15.8% in fiscal 2008. SG&A expenses as a percentage of revenue less repair payments was 19.5% in fiscal 2009 as compared to 25.0% in fiscal 2008.
Amortization of Intangible Assets. Amortization of intangible assets was $24.9 million in fiscal 2009, an increase of $22.0 million over $2.9 million in fiscal 2008. The increase was on account of amortization of intangible assets acquired through our acquisitions of Marketics in May 2007 (for the full 12-month period ended March 31, 2009 as opposed to the partial period for fiscal 2008), Flovate in June 2007 (for the full 12-month period ended March 31, 2009 as opposed to the partial period for fiscal 2008), Call 24-7 in April 2008, BizAps in June 2008 and Aviva Global in July 2008.
Impairment of Goodwill, Intangibles and Other Assets. We performed impairment reviews of goodwill and intangible assets when FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in August 2007. Based on the impairment review, all unamortized goodwill and intangible assets acquired in connection with the acquisition of Trinity Partners in November 2005 was impaired in August 2007. We had $15.5 million of impairment of goodwill, intangibles and other assets in fiscal 2008 consisting of impairment of $9.1 million of goodwill and an impairment of $6.4 million of intangible and other assets acquired with the acquisition of Trinity Partners in November 2005. We had no impairment of goodwill, intangibles and other assets in fiscal 2009.
Operating Income. Income from operations in fiscal 2009 was $28.5 million compared to $5.5 million in fiscal 2008, due to the reasons discussed above. Income from operations as a percentage of revenue was 5.3% in fiscal 2009 as compared to 1.2% in fiscal

2008. Income from operations as a percentage of revenue less repair payments was 7.4% in fiscal 2009 as compared to 1.9% in fiscal 2008.
Other (Expense) Income, Net. Other expense, net in fiscal 2009 was $5.6 million as compared to other income, net of $9.2 million in fiscal 2008, primarily on account of (1) a decrease in interest income by $3.6 million to $2.7 million in fiscal 2009 as compared to $6.3 million in fiscal 2008 as a result of lower cash balance in fiscal 2009 with the use of cash to fund our acquisitions in fiscal 2009, and (2) a foreign exchange loss of $8.3 million in fiscal 2009 as compared to a foreign exchange gain of $2.9 million in fiscal 2008.
Interest Expense. Interest expense in fiscal 2009 was $11.8 million primarily due to the $200 million Term Loan taken to fund the AVIVA transaction. We had no interest expense in fiscal 2008.
Provision for Income Taxes. Provision for income taxes in fiscal 2009 was $3.3 million, a decrease of 36.4% over our provision for income taxes of $5.2 million in fiscal 2008. This decrease is primarily on account of higher deferred tax credits, attributable to higher intangibles due to acquisitions made by us in fiscal 2009, resulting in lower tax expense. Tax as a percentage of net income before tax was 29.8% in fiscal 2009 as compared to 35.3% in fiscal 2008.
Minority Interest. Minority interest in fiscal 2009 was a benefit of $0.3 million. This was primarily on account of losses in our joint venture in the Philippines. There was no minority interest in fiscal 2008.
Net Income. Net income in fiscal 2009 was $8.1 million as compared to net income of $9.5 million in fiscal 2008. Net income as a percentage of revenue was 1.5% in fiscal 2009 as compared to 2.1% in fiscal 2008. Net income as percentage of revenue less repair payments was 2.1% in fiscal 2009 as compared to 3.3% in fiscal 2008.
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
SG&A Expenses. SG&A expenses in fiscal 2008 were $72.7 million, an increase of 38.6% over our SG&A expenses of $52.5 million in fiscal 2007. Non-operating employee compensation was higher by $5.0 million and related travel expenses were higher by $0.7 million largely on account of our increased marketing efforts and the expansion of our management team. Share-based compensation costs, which are included in non-operating employee compensation, increased by $1.7 million in fiscal 2008 as compared to fiscal 2007. Other SG&A cost elements such as (i) professional fees increased by $3.4 million partially on account of legal expenses incurred in relation to our claims filed in FMFC’s voluntary petition for relief under Chapter 11 of the Bankruptcy Code in August 2007, (ii) other employee related costs such as recruitment and training costs increased by $1.5 million due to our continued expansion and increase in headcount, (iii) provision for bad debts increased by $1.4 million on account of the provision for doubtful accounts for the accounts receivable from FMFC for services through June 2007, (iv) the fringe benefit tax payable by us on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees of $2.5 million, (v) facilities costs increased by $1.5 million due primarily to the setting up of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore, (vi) fringe benefit tax on other expenses increased by $1.2 million, (vii) depreciation cost increased by $0.5 million due to the opening of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore, and (viii) other administration related expenses such as communication costs, computer maintenance cost and marketing cost increased by $2.5 million. SG&A expenses as a percentage of revenue was 15.8% in fiscal 2008 as compared to 14.9% in fiscal 2007. SG&A expenses as a percentage of revenue less repair payments was 25.0% in fiscal 2008 as compared to 23.9% in fiscal 2007.
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
WNS Global BPO is primarily delivered out of our offshore delivery centers in India, Sri Lanka, Romania and the Philippines. This segment includes all of our business activities with the exception of WNS Auto Claims BPO. WNS Auto Claims BPO is our automobile claims management business which is primarily based in the UK and is part of our BFSI business unit. See “Item 4. Information on the Company — B. Business Overview — Business Process Outsourcing Service Offerings.” We report WNS Auto Claims BPO as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPO segment.
Our revenue is generated primarily from providing business process outsourcing services. In our WNS Auto Claims BPO segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients, For “non-fault” repairs, revenue including repair payments is used as a primary measure to allocate resources and measure operating performance. As we provide a consolidated suite of accident management services including credit hire and credit repair for our “non-fault” repairs business, we believe that measurement of that line of business has to be on a basis that includes repair payments in revenue. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
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

The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated:

	Year Ended March 31,
	2009		2008		2007
	WNS Global	WNS Auto	WNS Global	WNS Auto	WNS Global	WNS Auto
	BPO	Claims BPO	BPO	Claims BPO	BPO	Claims BPO
	(US dollars in millions)
Segment revenue(1)	$322.9	$217.1	$261.2	$199.7	$195.0	$158.8
Less: Payments to repair centers	—	152.9	—	169.1	—	132.6
Revenue less repair payments(1)	322.9	64.2	261.2	30.6	195.0	26.2
Cost of revenue(2)	213.1	41.4	181.7	11.1	122.1	17.0
Other costs(3)	59.3	6.4	63.3	5.0	45.6	4.2

Segment operating income	$50.5	$16.4	$16.2	$14.5	$27.3	$5.1

Notes:

(1)	Segment revenue and revenue less repair payments include inter-segment revenue of $0.7 million for fiscal 2009, $1.1 million for fiscal 2008 and $1.5 million for fiscal 2007.

(2)	Cost of revenue includes inter-segment expenses of $0.7 million for fiscal 2009, $1.1 million for fiscal 2008 and $1.5 million for fiscal 2007, and excludes stock-based compensation expenses of $3.6 million for fiscal 2009, $2.4 million for fiscal 2008 and $1.0 million for fiscal 2007, which are not allocable between our segments.

(3)	Excludes stock-based compensation expenses of $9.8 million for fiscal 2009, $4.4 million for fiscal 2008 and $2.7 million for fiscal 2007, which are not allocable between our segments. SG&A expenses comprise other costs and stock-based compensation expenses.
In fiscal 2009, WNS Global BPO accounted for 59.7% of our revenue and 83.4% of our revenue less repair payments, as compared to 56.6% of our revenue and 89.5% of our revenue less repair payments in fiscal 2008.
WNS Global BPO
Segment Revenue. Revenue in the WNS Global BPO segment increased by 23.6% to $322.9 million in fiscal 2009 from $261.2 million in fiscal 2008. This increase was primarily driven by an increase in the volume of transactions executed for existing clients, which contributed $44.3 million of the increase, and an increase in revenue from new clients, which contributed $17.4 million of the increase. BizAps, which we acquired in June 2008, contributed $3.3 million of revenue.
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
Segment Operating Income. Segment operating income in the WNS Global BPO segment increased by 211.1% to $50.5 million in fiscal 2009 from $16.2 million in fiscal 2008. The increase was primarily attributable to an increase in segment revenue.
The key components of our cost of revenue are employee costs (which comprise employee salaries and costs related to recruitment, training and retention), infrastructure-related costs (which comprise depreciation charges, lease rentals, facilities management costs and telecommunication network costs), and travel related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPO segment. Our cost of revenue increased by $31.4 million to $213.1 million in fiscal 2009 from $181.7 million in fiscal 2008, primarily on account of an increase in infrastructure costs by $18.0 million, an increase in depreciation costs by $3.6 million due to the opening of new delivery centers, one each in Romania and the Philippines, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of Aviva Global, and an increase in employee costs and wages by $11.9 million due to the increase in headcount primarily on account of the acquisition of Aviva Global. The increase in cost of revenue was partially offset by a decrease in travel cost by $2.1 million.

The key components of our other costs are corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, brand building expenses, and other general expenses not related to cost of revenue. Our other costs decreased by $4.0 million to $59.3 million in fiscal 2009 from $63.3 million in fiscal 2008. The decrease in other costs was primarily on account of a decrease in our administration costs by $5.7 million, a decrease in travel expenses by $1.4 million and a decrease in professional fees by $1.1 million, partially offset by an increase in non-operating employee compensation by $4.1 million. The decrease in our administration costs by $5.7 million was primarily due to (i) a decrease in the fringe benefit tax payable by us on the allotment of shares pursuant to the exercise, on or after April 1, 2008, of options and RSUs granted to employees by $1.8 million, (ii) a decrease in other employee related costs such as recruitment and training cost by $1.8 million, (iii) a decrease in other administrative expense by $1.7 million, (iv) a decrease in bad debts provision of $1.3 million, (v) a decrease in fringe benefit tax on other expenses by $0.5 million, and (vi) a decrease in other tax expense by $0.3 million, which was partially offset by an increase in infrastructure cost of $1.6 million and an increase in depreciation cost of $0.2 million due to the opening of new delivery centers, one each in Romania and the Philippines, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of Aviva Global. Segment operating margin for fiscal 2009 increased by 9.4% to 15.6% of revenue as compared to fiscal 2008.
Segment operating income in the WNS Global BPO segment decreased by 40.6% to $16.2 million in fiscal 2008 from $27.3 million in fiscal 2007. The decrease was primarily attributable to higher cost of revenue and other costs.
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
Our other costs increased by $17.7 million to $63.3 million in fiscal 2008 from $45.6 million in fiscal 2007. The increase in other costs was primarily on account of an increase in non-operating employee compensation by $3.3 million, an increase in travel expenses by $0.7 million and an increase in professional fees by $3.5 million due to an increase in our marketing efforts and the expansion of our management team. In addition, administration costs increased by $10.2 million primarily due to (i) the fringe benefit tax payable by us on the allotment of shares pursuant to the exercise, on or after April 1, 2007, of options and RSUs granted to employees of $2.5 million, (ii) an increase in fringe benefit tax on other expenses by $1.2 million, (iii) an increase in bad debts provision of $1.4 million, (iv) an increase in infrastructure cost of $1.3 million and depreciation cost of $0.4 million due to the opening of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore, (v) an increase in other employee related costs such as recruitment and training cost of $1.5 million, and (vi) an increase in other administrative expense of $1.8 million. Segment operating margin for fiscal 2008 decreased by 7.8% to 6.2% of revenue as compared to fiscal 2007.
WNS Auto Claims BPO
Segment Revenue. Revenue in the WNS Auto Claims BPO segment increased by 8.7% to $217.1 million in fiscal 2009 from $199.7 million in fiscal 2008, primarily due to our acquisition of Chang Limited in April 2008. This increase of $17.4 million was primarily on account of an increase in revenue from new clients of $41.6 million which was partially offset by a decrease in revenue from existing clients of $24.2 million. Payments made to repair centers in fiscal 2009 were $152.9 million, a decrease of 9.6% from $169.2 million in fiscal 2008. The decrease in revenue from existing clients and the decrease in payments made to repair centers are primarily due to a decrease in the volume of transactions executed for the existing clients of WNS Assistance. Revenue less repair payments in this segment increased by 110.0% to $64.2 million in fiscal 2009 from $30.6 million in fiscal 2008, primarily due to our acquisition of Chang Limited.
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

Segment Operating Income. Segment operating income increased by 13.1% to $16.4 million in fiscal 2009 from $14.5 million in fiscal 2008. The increase of $1.9 million was primarily on account of an increase in revenue from the addition of new clients due to our acquisition of Chang Limited which was partially offset by an increase in our cost of revenue and other costs. Our cost of revenue increased by $14.1 million to $194.3 million in fiscal 2009 from $180.2 million in fiscal 2008. The increase in cost of revenue was primarily on account of an increase in infrastructure related costs by $25.6 million, an increase in our employee costs by $5.1 million, and an increase in travel costs by $0.1 million. This increase was partially offset by a decrease in payments to repair centers by $16.3 million to $152.9 million in fiscal 2009 from $169.2 million in fiscal 2008 and a decrease in depreciation cost by $0.5 million. Our other costs increased by $1.4 million to $6.4 million in fiscal 2009 from $5.0 million in fiscal 2008 due to an increase in employee costs by $1.4 million and an increase in professional expenses by $0.2 million, which was partially offset by a decrease in the administration costs by $0.2 million. Our travel costs remained stable during this period. Segment operating margin for fiscal 2009 increased by 0.3% to 7.5% of revenue as compared to 7.2% in fiscal 2008. Segment operating income as a percentage of revenue less repair was 25.5% in fiscal 2009 as compared to 47.3% in fiscal 2008.
Segment operating income increased by 184.3% to $14.5 million in fiscal 2008 from $5.1 million in fiscal 2007. This increase of $9.4 million was primarily on account of an increase in revenue which was partially offset by an increase in our cost of revenue and other costs. As claims management revenue is recognized over the period that claims are processed, a portion of such revenue is deferred at the end of a period. Our processing period generally ranges between one to two months. Claims management revenue deferred at March 31, 2007 was higher than claims management revenue deferred at March 31, 2008 by $0.3 million. Our cost of revenue increased by $30.6 million to $180.2 million in fiscal 2008 from $149.6 million in fiscal 2007. The largest component of our cost of revenue is payments to repair centers as part of our automobile management services where we arrange for repairs through a network of repair centers. Other primary components of our cost of revenue are employee costs (which comprise employee salaries and costs related to recruitment, training and retention), infrastructure-related costs (which comprise depreciation charges, lease rentals, facilities management costs and telecommunication network costs), and travel related costs. The increase in cost of revenue was primarily on account of an increase in payments to repair centers by $36.5 million to $169.1 million in fiscal 2008 from $132.6 million in fiscal 2007 due to the addition of new clients. This increase was partially offset by a decrease in our employee costs by $2.6 million, a decrease in infrastructure related costs by $2.4 million, a decrease in depreciation cost by $0.7 million and a decrease in travel costs by $0.2 million. The key components of our other costs are non-operating employee compensation, travel costs, professional expenses and administration related costs. Our other costs increased by $0.8 million to $5.0 million in fiscal 2008 from $4.2 million in fiscal 2007 due to an increase in administration costs by $0.9 million which was partially offset by a decrease in our professional expenses by $0.1 million. Our travel costs and employee costs remained stable during this period. Segment operating margin for fiscal 2008 increased by 4.0% to 7.2% of revenue as compared to 3.2% in fiscal 2007. Segment operating income as a percentage of revenue less repair was 47.3% in fiscal 2008 as compared to 19.4% in fiscal 2007.
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

	Fiscal 2009				Fiscal 2008
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2009	2008	2008	2008	2008	2007	2007	2007
	(Unaudited, US dollars in millions)
Revenue(1)	$132.5	$134.0	$149.8	$122.9	$116.1	$115.6	$115.6	$112.5
Cost of revenue	99.9	97.0	114.9	98.4	88.8	91.9	92.5	90.2
Gross profit	32.6	37.0	34.9	24.5	27.3	23.8	23.1	22.3
Operating expenses:
SG&A expenses(2)	17.1	18.9	21.3	18.2	21.4	17.8	18.8	14.7

	Fiscal 2009				Fiscal 2008
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2009	2008	2008	2008	2008	2007	2007	2007
	(Unaudited, US dollars in millions)
Amortization of intangibles assets	8.0	7.4	8.0	1.5	0.7	0.9	0.5	0.8
Impairment of goodwill, intangibles and other assets	—	0.0	—	—	—	—	15.5	—
Operating income (loss)	7.5	10.7	5.6	4.8	5.3	5.1	(11.6)	6.8
Other income (loss), net	0.3	(4.1)	(0.3)	(1.5)	2.2	2.0	2.2	2.7
Interest expense	4.5	4.0	3.2	0.2	—	—	—	—
Benefit (provision) for income taxes	(1.0)	(0.7)	(1.8)	0.2	(1.4)	(1.7)	(1.0)	(1.0)
Net income (loss)	2.3	1.9	0.2	3.3	6.1	5.5	(10.5)	8.4
Minority interest	0.1	0.2	—	—	—	—	—	—
Net income including minority interest	2.4	2.1	0.2	3.3	6.1	5.5	(10.5)	8.4
The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2009				Fiscal 2008
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2009	2008	2008	2008	2008	2007	2007	2007
	(Unaudited)
Gross profit as a percentage of revenue	24.6%	27.6%	23.3%	19.9%	23.5%	20.6%	20.0%	19.8%
Operating income (loss) as a percentage of revenue	5.7%	8.0%	3.7%	3.9%	4.5%	4.4%	(10.1)%	6.0%
Gross profit as a percentage of revenue less repair payments	34.1%	37.1%	32.0%	29.8%	36.4%	32.1%	32.2%	32.0%
Operating income (loss) as a percentage of revenue less repair payments	7.8%	10.7%	5.1%	5.8%	7.0%	6.9%	(16.2)%	9.7%
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2009				Fiscal 2008
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2009	2008	2008	2008	2008	2007	2007	2007
	(Unaudited, US dollars in millions)
Revenue	$132.5	$134.0	$149.8	$122.9	$116.1	$115.6	$115.6	$112.5
Less: Payments to repair centers	37.0	34.4	40.8	40.7	41.0	41.6	43.8	42.8

Revenue less repair payments	$95.5	$99.6	$109.0	$82.2	$75.1	$74.1	$71.7	$69.8

Notes:

(1)	The financial information for the quarters from and including the quarter ended June 2007 reflects the acquisitions of Marketics in May 2007 and Flovate in June 2007. The financial information for the quarters from and including the quarter ended June 2008 reflects the acquisitions of Call 24-7 in April 2008 and BizAps in June 2008. The financial information for the quarters from and including the quarter ended September 2008 reflects the acquisition of Aviva Global in July 2008.

(2)	Our SG&A expenses for the three-month period ended September 30, 2007 include a provision for bad debts of $1.4 million towards accounts receivable from FMFC, one of our mortgage services customers, which filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in August 2007. We have filed our claims with the bankruptcy court for the unpaid invoices, lost profit on the minimum revenue commitment and certain administrative claims.

Contractual Obligations
Our principal commitments consist of obligations under operating leases for office space, which represent minimum lease payments for office space, purchase obligations for property and equipment and capital leases for computers. The following table sets out our total future contractual obligations as of March 31, 2009 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(US dollars in thousands)
Term loan	$200,000	$45,000	$90,000	$65,000	$—
Operating leases	51,908	14,510	16,445	9,282	11,671
Purchase obligations	3,015	2,879	136	—	—
Capital lease obligations	52	25	27	—	—

Total	$254,975	$62,414	$106,608	$74,282	$11,671

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements or obligations.
Tax Assessment Orders
Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding and are vigorously disputing those assessments. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amount pending resolution of the matter on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals.
In January 2009, we received an order of assessment from the Indian tax authorities that we believe could be material to our company given the magnitude of the claim. The order assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs. 728.1 million ($14.3 million based on the exchange rate on March 31, 2009) in additional taxes, including interest of Rs. 225.9 million ($4.4 million based on the exchange rate on March 31, 2009). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. After consultation with our Indian tax advisors, we believe the chances that we would be able to overturn the assessment on appeal are strong and we intend to continue to vigorously dispute the assessment. Furthermore, first level Indian appellate authorities have recently ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. Although this ruling is not binding on the appellate authorities hearing our dispute on the aforesaid assessment on fiscal 2005 received in January 2009, we believe it will serve as persuasive authority in support of our position. In March 2009, we deposited $0.2 million with the Indian tax authorities pending resolution of the dispute.
Further, in March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs. 346.2 million ($6.9 million based on the exchange rate on March 31, 2009) of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable on BPO services provided by WNS Global to clients in India. After consultation with our Indian tax advisors, we believe the chances that either of these assessments would be upheld against us are remote. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.
Liquidity and Capital Resources
Our capital requirements have principally been for the establishment of operations facilities to support our growth and for acquisitions. Historically, our sources of funding have principally been from cash flow from operations supplemented by equity and short-term debt financing as required. In July 2008, we obtained our $200 million Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction as described below.
In fiscal 2009 and 2008, our net income was $8.1 million and $9.5 million, respectively. By implementing our growth strategy (see “Item 4. Information on the Company — B. Business Overview — Business Strategy”), we intend to generate higher revenue in the future in an effort to maintain our profitable position.
As of March 31, 2009, we had cash and cash equivalents of $38.9 million. We typically seek to invest our available cash on hand in bank deposits or short-term money market accounts. As of March 31, 2009, we had an unused line of credit of Rs. 365.8 million ($7.2 million) from The Hongkong and Shanghai Banking Corporation Limited.
In May 2007, we completed the acquisition of Marketics. The consideration for the acquisition is an initial payment of $30.0 million in May 2007 and a contingent earn-out consideration of $33.7 million calculated based on the performance and results of operations of Marketics for its fiscal year ended March 31, 2008 which was paid in July 2008. 75.1% of the share capital of Marketics was transferred to us in May 2007 and the remaining 24.9% of the share capital of Marketics was transferred to us in July 2008 pursuant to the payment of the contingent earn-out consideration. We paid the initial $30.0 million payment from our cash and cash equivalents (including the net proceeds to us from our initial public offering) in May 2007 and the $33.3 million contingent earn-out consideration also from our cash and cash equivalents in July 2008. We have consolidated 100% of the results of operation of Marketics from May 1, 2007.
In June 2007, we completed the acquisition of Flovate (which we subsequently renamed as WNS Workflow Technologies Limited). We paid £3.3 million in cash in June 2007 and deposited into an escrow account an additional retention amount of £0.7 million, which has since been paid to the selling shareholders.
In April 2008, we completed the acquisition of Chang Limited. The consideration for the acquisition was an initial payment of $16.7 million and a contingent earn-out consideration of up to $3.2 million to be calculated based on the performance and results of operations of Chang Limited for its fiscal year ended March 31, 2009 payable in April 2009. We paid the initial $16.7 million payment from cash generated from operating activities and existing cash and cash equivalents. In October 2008, the sellers and we have agreed that no earn-out consideration is payable. In addition, the sellers refunded to us $1.1 million from the initial payment of $16.0 million as certain agreed performance parameters as set forth under the acquisition agreement were not met.
In June 2008, we completed the acquisition of BizAps. The consideration for the acquisition is an initial payment of $9.7 million and a contingent earn-out consideration of up to $9.0 million to be calculated based on the performance and results of operations of BizAps for its fiscal years ending June 30, 2009 and 2010 payable in July 2010. We paid the initial $9.7 million payment, and we intend to pay any contingent earn-out consideration, from cash generated from operating activities and existing cash and cash equivalents.
In June 2008, Call 24-7, our wholly-owned subsidiary acquired in April 2008, obtained a short-term line of credit consisting of an overdraft and invoice discounting facility with Yorkshire Bank, plc. The limits for the overdraft and invoice discounting facility are £0.3 million ($0.4 million based on the exchange rate on March 31, 2009) and £4.0 million ($5.8 million based on the exchange rate on March 31, 2009), respectively. As of March 31, 2009, $4.3 million was outstanding from this facility.

In July 2008, we entered into the AVIVA transaction. For more information on the AVIVA transaction, see “— Revenue — Our Contracts” above. The purchase price paid to AVIVA for the AVIVA transaction was approximately $240.8 million. Legal and professional fees pertaining to this transaction aggregating to approximately $8.2 million is also considered as part of the acquisition cost. Accordingly, the total consideration for the AVIVA transaction was approximately $249.0 million. On July 10, 2008, we obtained the $200 million Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction. The facility agreement was amended on April 6, 2009. For more information, see “— Outstanding Loans” below.
As part of the AVIVA acquisition in July 2008, we became a party to three agreements pursuant to which we were granted options to purchase the property located at Magarpatta, Pune, which we previously leased from the Magarpatta Town Development, in three phases. We completed the purchase of the property under the first phase in December 2008 at a total cost of approximately $3.3 million and under the second and third phases in March 2009 at a total cost of approximately $2.1 million. The acquisition of the land has not resulted in additional space being made available.
In August 2008, we obtained a short-term loan from HDFC Limited, a related party, aggregating to $8.6 million for working capital purposes. We repaid the loan in September and November 2008.
In July 2008, we obtained a working capital loan facility from The Hong Kong and Shanghai Banking Corporation aggregating to $1.6 million, which we repaid in August 2008.
Our business strategy requires us to continuously expand our delivery capabilities. We expect to incur capital expenditure on setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes.
We expect our capital expenditures needs in fiscal 2010 to be approximately $15.0 million. As of March 31, 2009, we had commitments for capital expenditures of $3.0 million relating to the purchase of property and equipment for our delivery centers. We believe that our anticipated cash generated from operating activities and, cash and cash equivalents in hand will be sufficient to meet out estimated capital expenditures for fiscal 2010. However, under the current extreme market conditions as discussed under “— Recent Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to pursue certain of our expansion plans. Further, we may in the future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.
Outstanding Loans
In July 2008, we entered into the $200 million Term Loan to finance our transaction with AVIVA described under “— Revenue — Our Contracts” above. We drew down the full amount of $200 million under the facility in July 2008. The arrangers have since syndicated part of the loan to The Hongkong and Shanghai Banking Corporation and DBS Bank Limited. Interest on the term loan is payable on a quarterly basis. Interest on the term loan was initially agreed at a rate equivalent to the three-month US dollar LIBOR plus 3% per annum, subject to change by the arrangers for the term loan at any time prior to the completion of the syndication of the term loan if any such arranger determined that such change was necessary to ensure a successful syndication of the term loan. Effective from January 10, 2009, the interest rate has increased by 0.5% per annum. The loan is repayable in eight semi-annual installments with the first installment falling due on July 10, 2009.
Under the facility agreement, we are allowed to make voluntary prepayments of the whole or a part of the outstanding loan on any interest payment date, without incurring break costs, by giving a minimum of 10 days’ notice of prepayment. On April 14, 2009, we made a voluntary prepayment of $5.0 million.

In connection with the $200 million Term Loan, we entered into interest rate swap of $200.0 million with banks to swap the variable portion of the interest based on US dollar LIBOR to a fixed average rate of 3.81% per annum. As of the date hereof, swaps totaling $5.0 million have been cancelled following our voluntary prepayment of $5.0 million of the term loan on April 14, 2009. After giving effect to the interest rate swap agreements, we are incurring an interest rate of 7.31% per annum on the term loan, excluding amortization of debt issuance costs incurred in connection with the term loan.
Under the facility agreement, we are required to maintain the following financial covenants: (i) the ratio of total borrowings to tangible net worth (as defined in the facility agreement) shall not exceed 2 to 1, (ii) the ratio of total borrowings to adjusted EBITDA (as defined in the facility agreement) shall not exceed 2.5 to 1, (iii) the ratio of adjusted EBITDA to debt service shall not be less than 1.3 to 1, and (iv) the ratio of the aggregate amount outstanding under the facility to the value of Aviva Global shall not be more than 100% at any time. As of March 31, 2009, we believe we were in compliance with these covenants.
The facility is secured by, among other things, guarantees provided by us and certain of our subsidiaries, namely, WNS Capital Investment Limited, WNS Global Services (UK) Limited, or WNS UK, and WNS North America, Inc., a fixed and floating charge over the assets of WNS UK, share pledges over WNS Capital Investment Limited, WNS UK, WNS North America, Inc., WNS (Mauritius) Limited and WNS Customer Solutions (Private) Limited (Sri Lanka), and charges over certain bank accounts.
Cash Flows from Operating Activities
Cash flows provided by operating activities were $62.9 million for fiscal 2009 as compared to $41.1 million for fiscal 2008. The increase in cash flows provided by operating activities for fiscal 2009 as compared to the fiscal 2008 was attributable to an increase from changes in working capital by $12.4 million and an increase in net income as adjusted by non-cash related items by $9.4 million. Cash flows from working capital changes increased by $24.6 million due to changes in accounts receivable, accounts payable and deferred revenue in fiscal 2009 resulting in net cash inflow aggregating to $9.3 million as compared to net outflow of $15.4 million in fiscal 2008. The decrease in accounts receivable resulted from higher collections from customers in fiscal 2009 and the increase in deferred revenue was a result of new contracts in our WNS Auto Claims BPO segment. The aforesaid increase in cash flows from working capital changes was offset by an increase in net cash outflow by $2.7 million from changes in other current assets and a decrease in net cash inflow by $9.5 million from changes in other current liabilities. Other current liabilities increased in fiscal 2009 primarily due to accrued interest of $3.0 million on our $200 million Term Loan and an increase in accrued expenses. The increase in net income as adjusted by non-cash related items of $9.4 million was primarily on account of (i) an increase in depreciation and amortization by $25.3 million primarily due to intangible assets acquired through our acquisition of Call 24-7, BizAps and Aviva Global in fiscal 2009 and (ii) an increase in share-based compensation cost by $6.6 million due to an increase in RSUs granted in fiscal 2009, which was partially offset by (i) the impairment of intangibles and goodwill amounting to $15.5 million relating to Trinity Partners, following the bankruptcy of its major client, FMFC, in fiscal 2008, (ii) a decrease in the provision for doubtful debts by $1.1 million, (iii) a decrease in deferred income taxes by $3.3 million, and (iv) a decrease in net income by $1.4 million.
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
Cash Flows from Investing Activities
Cash flows used in investing activities were $315.6 million in fiscal 2009 as compared with $58.5 million in fiscal 2008. The increase in cash flows used in investing activities in fiscal 2009 from fiscal 2008 was primarily on account of a higher acquisition cost of $290.9 million paid towards the transaction with AVIVA and the acquisitions of Chang Limited and BizAps in fiscal 2009 as compared to $36.1 million paid towards the acquisitions of Marketics and Flovate fiscal 2008.

Cash flows used in investing activities were $58.5 million in fiscal 2008 as compared with $38.6 million in fiscal 2007. The increase in cash flows used in investing activities in fiscal 2008 from fiscal 2007 was primarily on account of higher acquisition cost of $35.2 million paid towards the acquisitions of Marketics and Flovate as compared to the acquisition cost of $0.9 million for PRG Airlines’ fare audit services business and GHS’ financial accounting business in fiscal 2007, an increase in capital expenditure by $0.7 million incurred for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers, and lower proceeds from the sale of our computers and office equipment by $1.7 million. The increase in outflow is partially offset by net inflow from maturity of bank deposits and marketable securities of $15.9 million and net proceeds of $1.6 million received on account of our transfer of the Sri Lanka facility to AVIVA.
Cash Flows from Financing Activities
Cash inflows from financing activities were $198.9 million in fiscal 2009 as compared to $5.6 million in fiscal 2008 primarily due to the receipt of proceeds from our $200 million Term Loan of $198.8 million in fiscal 2009.
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
We believe that our cash flow from operating activities will be sufficient to meet our estimated capital expenditures, working capital and other cash needs until at least March 31, 2010, the end of fiscal 2010.
Recently Issued Accounting Standards
In April 2009, the FASB issued Financial Staff Positions, or FSP, FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments,” or FSP FAS 115-2. FSP FAS 115-2 was issued contemporaneously with FSP FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly,” or FSP FAS 157-4, FSP FAS 107-1 and APB 28-1 “Interim Disclosures About Fair Value of Financial Instruments,” or FSP FAS 107-1. FSP FAS 115-2 establishes a new model for measuring other-than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income. FSP FAS 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. FSP FAS 107-1 expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107 “Disclosures about Fair Value of Financial Instruments,” to interim periods. All of these FSP’s are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently assessing the potential impact that the adoption of FSP FAS 157-4 and FSP FAS 115-2 may have on our financial statements. FSP FAS 107-1 will result in increased disclosures in the interim periods.
In December 2008, the FASB issued FSP 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets (Statement 132(R))”. The FSP amends SFAS No. 132(R) to require additional disclosures about assets held in an employer’s defined benefit pension or other post-retirement plan. The FSP requires employers to provide the fair values of the various categories of plan assets held, classification of level of fair value disclosure in accordance with SFAS No. 157 and the changes during the period attributable to actual return on plan assets and purchase sales and settlements of assets. The FSP is effective for fiscal years ending after December 15, 2009. Adoption of the FSP will result in increased disclosures in the consolidated financial statements.
In April 2008, the FASB issued FSP No. FAS 142-3 “Determination of the Useful Life of Intangible Assets,” or FSP 142-3. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, with early adoption prohibited. We will adopt FSP 142-3 for all intangible assets acquired on or after April 1, 2009. The impact of the adoption of FSP 142-3 will depend on the nature of intangibles acquired after the date of adoption.
In December 2007, the FASB issued SFAS No. 141 (revised) “Business Combinations,” or SFAS No. 141(R). The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for reacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. In April 2009, the FASB issued FSP FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies,” which amends SFAS No. 141(R) by establishing a model to account for certain pre-acquisition contingencies. SFAS No. 141(R) and FSP FAS 141(R)-1 are effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We will adopt SFAS No. 141(R) for all acquisitions consummated on or after April 1, 2009. The impact of the adoption of SFAS No. 141(R) and FSP FAS 141(R)-1 will depend on the nature of acquisitions completed after the date of adoption.
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS No. 160. The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements including the requirements to classify non-controlling interests as a component of consolidated shareholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earnings. Additionally, SFAS No. 160 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We will adopt SFAS No. 160 effective April 1, 2009. We believe the adoption of SFAS No. 160 will not have a material impact on our consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
Our board of directors consists of seven directors.
The following table sets forth the name, age (as of April 30, 2009) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Ramesh N. Shah	61	Chairman of the Board
Neeraj Bhargava(1)	45	Director and Group Chief Executive Officer
Jeremy Young	43	Director
Eric B. Herr(2)(3)(4)	61	Director
Deepak S. Parekh(4)(5)(6)	64	Director
Richard O. Bernays(2)(5)(7)	66	Director
Anthony Armitage Greener(2)(4)(5)	68	Director
Executive Officers
Ramesh N. Shah	61	Chairman of the Board
Neeraj Bhargava	45	Group Chief Executive Officer
Alok Misra	42	Group Chief Financial Officer
Anup Gupta	36	Group Chief Operating Officer
J.J. Selvadurai	50	Managing Director of European Operations
Steve Reynolds	48	Managing Director of WNS North America, Inc.

Notes:

(1)	Mr. Bhargava will undertake the role as our Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the transition.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Chairman of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Audit Committee.

(6)	Chairman of the Nominating and Corporate Governance Committee.

(7)	Chairman of the Compensation Committee.
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
Neeraj Bhargava is our co-founder and Group Chief Executive Officer and was appointed to our board of directors in May 2004. Mr. Bhargava is based in Mumbai, India. Mr. Bhargava’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our organization. Mr. Bhargava will undertake the role as our Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the transition. Mr. Bhargava served as our President and Group Chief Financial Officer from 2002 until May 2004 when he became our Group Chief Executive Officer. Mr. Bhargava received a Master of Business Administration from the Stern School of Business, New York University, and a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University. The business address for Mr. Bhargava is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Jeremy Young was appointed to our board of directors as a nominee of Warburg Pincus in May 2004. Mr. Young is based in London. He held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics before he joined Warburg Pincus in 1992. He received a Master of Arts degree in English from Cambridge University and a Master of Business Administration from Harvard Business School. He focuses on business services and is also a director of Fibernet Communications and Warburg Pincus Roaming II S.A as well as a trustee of The Hemophilia Society. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London SW1Y 6QW, England.
Eric B. Herr was appointed to our board of directors in July 2006. Mr. Herr is based in the United States. He currently serves on the board of directors of Taleo Corporation (since 2002) and Starcite Private Limited (since 2007). From 1992 to 1997, Mr. Herr served as Chief Financial Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Deepak S. Parekh was appointed to our board of directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) and Chief Executive Officer of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of one of our clients, GlaxoSmithKline Pharmaceuticals Ltd. Mr. Parekh is also a director of several Indian public companies such as Satyam Computer Services Limited (since 2009), Airport Authority of India (since 2009), Singapore Telecommunications Ltd (since 2004), Siemens Ltd. (since 2003), HDFC Ergo General Insurance Co. Ltd. (since 2002), Exide Industries Limited (since 2001), HDFC Standard Life Insurance Co. Ltd. (since 2000), HDFC Asset Management Co. Ltd (since 2000), The Indian Hotels Co. Ltd. (since 2000), Castrol India Ltd. (since 1997), Infrastructure Development Finance Co. Ltd (since 1997), Hindustan Lever Ltd. (since 1997), Borax Morarji Limited (since 1997), Bharat Bijlee Limited (since 1995), GlaxoSmithKline Pharmaceuticals Ltd. (since 1994), Hindustan Oil Exploration Corporation Ltd. (since 1994), Zodiac Clothing Company Limited (since 1994), Mahindra & Mahinda Ltd. (since 1990), and Housing Development Finance Corporation Ltd (since 1985). Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Financial Chartered Accountant degree from England and Wales. The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai 400 020, India.
Richard O. Bernays was appointed to our board of directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the board of directors of several public companies, including The NMR Pension Trustee Limited (since 2009), Global MENA Financial Assets Limited (since 2008), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Majid Al Futaim Trust (since 2005), Charter European Trust plc (since 2004), Impax Environmental Markets Trust plc (since 2002), Gartmore Global Trust plc (since 2001), Taikoo Developments Limited (since 1997), and GFM Cossack Bond Company Limited (since 1997). Mr. Bernays is also a member of the Supervisory Board of the National Provident Life. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is Lloyds Chambers, 1 Portsoken Street, London E1 8H2, England.
Sir Anthony Armitage Greener was appointed to our board of directors in June 2007. Sir Anthony is based in London and is the Chairman of the Qualifications and Curriculum Authority. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a director of Nautor AB (since 2009) and Williams Sonoma (since 2007). Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is 83, Piccadilly, London W1J 8QA, England.
Executive Officers
Ramesh N. Shah is the Chairman of our board of directors. Please see “— Directors” above for Mr. Shah’s biographical information.
Neeraj Bhargava is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Bhargava’s biographical information.
Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include finance and accounting, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS (a subsidiary of Electronic Data Systems, now a division of Hewlett-Packard) and financial controller at ITC Limited. He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Misra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Anup Gupta serves as Group Chief Operating Officer. Mr. Gupta is based in Mumbai and is responsible for managing the performance of our business units and enabling units. Prior to his appointment as our Group Chief Operating Officer, Mr. Gupta served as the Chief Executive Officer of our travel and leisure services business unit, and has led many new initiatives since joining our company in 2002. Prior to that, Mr. Gupta was a Principal at eVentures India, a News Corp. and SoftBank backed-venture fund, where he developed many companies in the offshore services areas. Previously, Mr. Gupta was a management consultant with Booz Allen & Hamilton. Mr. Gupta received a Masters of Business Administration from the Indian Institute of Management, Calcutta, where he was awarded the Institute Gold Medal for graduating at the top of the class, and a Bachelor of Technology from the Indian Institute of Technology, Kharagpur where he graduated at the top of his class. The business address for Mr. Gupta is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
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

Steve Reynolds is Managing Director of WNS North America, Inc. He is based in New York and has over 15 years of experience in the BOP industry. Prior to assuming this role, Mr. Reynolds was Executive Vice President, Business Development for our travel and leisure business unit. Prior to joining us, he was Regional Vice President for Advanced Contact Solutions, Inc. where he was responsible for the growth, operations and profitability of a division. This role included managing operations throughout Mexico, Manila, Fiji, Guatemala and the US. Prior to that, he held senior executive positions at TRX and Travel Technologies Group, which became part of TRX in 2000. Mr. Reynolds received a Master of Business Administration from Texas A&M University and a Bachelor of Science in computer science from Baylor University. The business address for Mr. Reynolds is 7318 Marquette, Dallas, TX 75225, USA.
B. Compensation
Our Compensation Philosophy and Practice
The following contains a description and analysis of the compensation arrangements and decisions we made for our executive officers and other managers for fiscal 2009 and 2008. Other managers refer to our officers who are holding positions of Executive Vice President, Senior Vice President or their equivalent.
General Philosophy
A combination of base salary, performance-based bonus and equity awards (as long-term incentives) is used to compensate our executive officers and other managers. The compensation for our executive officers and other managers is designed (a) to be competitive with compensation packages of comparable information technology and IT-enabled services, or ITES, companies in India, particularly ITES companies in the business process outsourcing, or BPO, sector as we compete directly with these companies for the same talent-pool to provide services to similar clients; and (b) to retain and attract talent from the US and Europe which is required to meet our needs as a global BPO company, particularly as most of our clients are based outside of India.
The information technology and BPO industries have been leading growth sectors in India in the recent years and compete with each other for managerial talent required to drive their growth. We, in turn, routinely adjust our compensation levels in order to attract and retain employees with the requisite managerial skills and background. We also regularly review compensation packages offered by peer companies in the countries where our executive officers and other managers are located to assess our competitiveness. In particular, to serve the needs of our clients in the UK and the US, we set our compensation levels with a view to be in a competitive position to actively recruit and retain senior management talent based in these two countries.
In general, at the beginning of each fiscal year, our board of directors sets individual and group performance targets for our executive officers and other managers. For our executive officers, the incentive awards, consisting of performance-based bonus and equity award, are linked primarily to our growth for earnings (net income excluding stock compensation and amortization charges) and revenue less repair payments and other strategically important targets. For other managers, the incentive awards are linked primarily to the achievement of the operational goals for the areas of operations managed by them and to our overall annual performance.
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
Target Overall Compensation
Our overall compensation targets have been set in close consultation with Mercer. In fiscal 2006, in conjunction with our preparation for our initial public offering in July 2006, Mercer’s work included conducting a survey of the prevailing compensation practices within the information technology and ITES/BPO industries in India and the US to advise the compensation committee on compensation structures and appropriate amounts and nature of compensation for our executive officers and other managers to ensure that our compensation package is competitive in our markets. The companies selected by Mercer for its survey for benchmarking our executive officers’ compensation also included companies in similar industries and size that were recently listed in the US at that time. The selected peer group of companies included Syntel, LLC and Convergys Corporation from the data processing, outsourced services and telecommunication services industries, and Cognizant Technology Solutions Corporation, Covansys Corp. and Kanbay, Inc. from the information technology consulting and other services industries.
The Mercer survey provided us with a starting point in the determination of our overall compensation targets. In addition, we considered factors which from our experience have been important in the retention of our employees and the feedback received from our employees as well as potential employees during recruitment to determine the overall compensation targets. In the case of our Group Chief Executive Officer, we also considered our overall performance under his leadership and the opportunity cost of finding a suitable replacement for him. Based upon Mercer’s recommendations and the other considerations discussed above, the compensation committee determined and approved the fiscal 2009 target overall compensation for our executive officers.
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
Each vested option is exercisable into one ordinary share and each vested RSU entitles the holder of such RSU to receive one ordinary share. In fiscal 2009, we granted RSUs to all our executive officers and other managers.
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
In addition, for fiscal 2009 and 2008, the key performance indicators included the following additional performance targets for the following executive officers:
•	Chairman of the Board — achievement of specified revenue targets in the US;

•	Group Chief Executive Officer — retention of key managers holding a position of Senior Vice President and above, overall attrition rate, and growth in our business;

•	Group Chief Financial Officer — overall cost reduction, achievement of profit after tax targets, and statutory, legal and financial compliance;

•	Group Chief Operating Officer — achievement of gross margins, overall attrition rate, and overall cost reduction;

•	Managing Director of European Operations — achievement of specified revenue targets in the UK and Europe; and

•	Managing Director of WNS North America, Inc. — achievement of specified revenue targets in North America.
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
In determining equity compensation, our board of directors first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our human resource department, we determine the proportion of RSUs to be granted for each level of our executive officers and other managers. Finally, with the approval of our compensation committee, we determine the total number of stock options and RSUs to be granted to each level of our executive officers and other managers based on the fair market value of the options on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. For fiscal 2009, most of the grants were made in April 2008 in respect of services rendered in fiscal 2008. For fiscal 2008, most of the grants were made in April 2007 in respect of services rendered in fiscal 2007. For fiscal 2007, most of the grants were made in July 2006. The existing or vested equity holdings of an employee or the number of prior awards granted are not taken into consideration in determining the number of awards to be granted.
The performance goals for the award of equity awards to our executive officers and other managers are the same as the performance goals to be considered for cash performance bonus payments. RSUs typically vest over a period of three years in different installments from the date of grant. Under the 2002 Stock Incentive Plan, an individual must remain in our employment and must not have resigned prior to the date of vesting. Under the Amended and Restated 2006 Incentive Award Plan, an individual must remain in our employment prior to the date of vesting even if he has resigned prior to the date of vesting. The share-based compensation expenses are amortized over the vesting period.

Mercer has recommended regular annual equity grants to our executive officers and other managers. Based on Mercer’s recommendation, we use a tiered approach that denominates award values as a percentage of salary. These awards vest in equal installments over a period of three years on each anniversary of the date of grant. In fiscal 2009, we granted RSUs to all our executive officers and other managers.
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
Severance Benefits
Under each of our employment agreements with our executive officers, including our Group Chief Executive Officer and Chairman of the Board, if we terminated their employment without cause or if they terminated their employment with us for good reasons, such as a material decrease in their role and responsibilities or in their salary or bonuses opportunity), they would be entitled to receive the severance benefits. For more information on the severance benefits available to our Group Chief Executive Officer and Chairman of the Board, see “— Employment Agreements of Certain Directors” below.

Change in Control Arrangements
In the event of a change in control, all granted but unvested stock options and RSUs under the Amended and Restated 2006 Incentive Award Plan would immediately vest and become exercisable by our executive officers subject to certain conditions set out in the applicable stock option plans.
Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid to our directors and executive officers for services rendered in fiscal 2009 was $3.2 million, which comprised of $2.1 million paid towards salary, $0.8 million paid towards bonus and $0.3 million paid towards social security, medical and other benefits. The total compensation paid to our most highly compensated executive officer in fiscal 2009 was $0.8 million (which was comprised of $0.5 million paid towards salary, $0.3 million paid towards bonus payments and $0.07 million paid towards social security, medical and other benefits).
The following table sets forth the total compensation paid to each of our directors and executive officers for services rendered in fiscal 2009. The individual compensation of Alok Misra and Anup Gupta are disclosed in the statutory annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

	As of March 31, 2009
Name	Salary	Bonus	Other Benefits
Ramesh N. Shah	$400,000	$160,000	$63,951
Neeraj Bhargava(1)	480,000	288,000	74,463
Alok Misra	309,433	10,170	16,017
Anup Gupta	344,297	104,998	17,767
J.J. Selvadurai	309,937	123,975	104,387
Steve Reynolds	304,917	68,750	35,267

Note:

(1)	Mr. Bhargava will undertake the role as our Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the transition.
The aggregate compensation paid to our non-executive directors in fiscal 2009 was $371,500 which comprised of sitting fees.
Our directors and executive officers were granted 407,258 RSUs under our amended 2006 Incentive Award Plan in fiscal 2009. No options were granted in fiscal 2009.
Under our 2006 Incentive Award Plan as initially adopted, our independent directors each received options to purchase 14,000 shares initially and an option to purchase 7,000 shares upon reelection to our board of directors at each annual meeting of shareholders thereafter. On August 7, 2007, our board of directors adopted an amendment to our 2006 Incentive Award Plan to eliminate the provision for fixed grants of options to our directors. The number of awards to be granted to our independent directors are instead determined by our board of directors or our compensation committee. Pursuant to this, our board of directors and our compensation committee determined that each independent director be granted 2,000 options and 2,500 RSUs for fiscal 2008 and 7,700 RSUs for fiscal 2009. The options granted to independent directors will be non-qualified options with a per share exercise price equal to 100% of the fair market value of a share on the date that the option is granted. Options granted to independent directors will become exercisable in cumulative annual installments of 33 1/3% on each of the first, second and third anniversaries of the date of grant. At our annual general meeting held on September 15, 2008, we obtained shareholders’ approval pursuant to Article 102 of our Articles of Association for an aggregate sum of $3 million to be available for the payment of remuneration and other benefits and, further as part of our directors’ remuneration, for awards to be granted by the compensation committee of the board of directors at its discretion in accordance with our amended 2006 Incentive Award Plan to our directors for the period from our annual general meeting until our next annual general meeting. On February 13, 2009, our shareholders adopted the Amended and Restated 2006 Incentive Award Plan.

Future grants of awards will continue to be determined by our board of directors or our compensation committee under the Amended and Restated 2006 Incentive Award Plan.
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
In January 2009, we announced that Mr. Bhargava will step down as our Group Chief Executive and transition to the role of our Strategic Advisor. We have since commenced a search for a successor Group Chief Executive Officer. Until a successor Group Chief Executive Officer is appointed or the expiration of Mr. Bhargava’s employment with us on July 26, 2009, whichever is the later, Mr. Bhargava has agreed to continue to act as our Group Chief Executive Officer. The terms of his current employment agreement will be extended during the interim period until a successor is appointed. Mr. Bhargava will undertake the role as our Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the transition. The terms of Mr. Bhargava’s future employment as our Strategic Advisor have not been finalized.
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
We expect Mr. Shah’s employment agreement to be automatically renewed for an additional year upon the expiry of current term in July 2009.

Options and Restricted Share Units Granted
The following table sets forth information concerning RSUs granted to our directors and executive officers in fiscal 2009. No options were granted in fiscal 2009.

	Number of Ordinary Shares Underlying
Name	RSUs Granted	Expiration Date
Directors
Ramesh N. Shah	90,909	April 6, 2018
Neeraj Bhargava	109,091	April 6, 2018
Jeremy Young	—	—
Eric B. Herr	7,700	September 14, 2018
Deepak S. Parekh	7,700	September 14, 2018
Richard O. Bernays	7,700	September 14, 2018
Anthony Armitage Greener	7,700	September 14, 2018

Executive Officers
Alok Misra	24,659	April 6, 2018
	24,659	January 4, 2019
Anup Gupta	54,866	April 6, 2018
J.J. Selvadurai	42,078	April 6, 2018
Steve Reynolds	5,455	April 6, 2018
	24,741	July 6, 2018
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. As of March 31, 2009, the total amount set aside or accrued by us to provide pension, retirement or similar benefits was $7.8 million.
Provident Fund
In accordance with Indian and Sri Lankan laws, all of our employees in India and Sri Lanka are entitled to receive benefits under the respective Government Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12% of the employee’s base salary). These contributions are made to the respective Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.4 million in fiscal 2009, $5.1 million in fiscal 2008 and $3.2 million in fiscal 2007 to the Government Provident Fund.
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

Gratuity
In accordance with Indian and Sri Lankan laws, we provide for gratuity pursuant to a defined benefit retirement plan covering all our employees in India and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement death, incapacitation or on termination of employment in an amount based on the employee’s salary and length of service with us (subject to a maximum of approximately $7,584 per employee in India). In India, we provide the gratuity benefit of two Indian subsidiaries through actuarially determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and AVIVA Life Insurance Company Pvt. Ltd., or AVIVA Life Insurance. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA Life Insurance administer the plan. We contributed an aggregate of $0.1 million, $0.1 million and $0.1 million in fiscal 2009, 2008 and 2007, respectively, to LIC and AVIVA Life Insurance. Our Sri Lanka subsidiary and five of our Indian subsidiaries have unfunded gratuity obligations.
Compensated Absence
Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.
2002 Stock Incentive Plan
We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock Incentive Plan upon our adoption of our 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the Amended and Restated 2006 Incentive Award Plan, and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.
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
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 2,559,799 ordinary shares have been exercised and options to purchase 1,049,980 ordinary shares remain outstanding as of April 30, 2009. In addition, as of April 30, 2009, options under the 2002 Stock Incentive Plan to purchase an aggregate of 413,336 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from £0.9971 to £7.0000. The expiration dates of these options range from July 1, 2012 to February 21, 2016. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our Amended and Restated 2006 Incentive Award Plan.
Amended and Restated 2006 Incentive Award Plan
We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals.
On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the Amended and Restated 2006 Incentive Award Plan from that available under our 2006 Incentive Award Plan by 1,000,000 shares/ADSs. Our shareholders have previously authorized the issuance under our 2006 Incentive Award Plan of up to a total of 3,000,000 ordinary shares/ADSs, subject to specified adjustments under our 2006 Incentive Award Plan. The increased number of ordinary shares/ADSs available for grant under the Amended and Restated 2006 Incentive Award Plan is expected to meet our anticipated needs over the next 12 to 18 months from April 1, 2009.
Shares Available for Awards. Subject to certain adjustments set forth in the Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the Amended and Restated 2006 Incentive Award Plan is equal to the sum of (x) 4,000,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of our 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Amended and Restated 2006 Incentive Award Plan.
Administration. The Amended and Restated 2006 Incentive Award Plan is administered by our board of directors, which may delegate its authority to a committee. We anticipate that the compensation committee of our board of directors will administer the Amended and Restated 2006 Incentive Award Plan, except that our board of directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.
Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Code.

Awards
•	Options. The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Amended and Restated 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each stock option grant whether such stock option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the optionee to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised stock option or a portion thereof. The term of options granted under the Amended and Restated 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our board of directors or our compensation committee.

•	Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

•	Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

•	Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

•	Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

•	Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

•	Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares.

•	Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

•	Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.
Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Amended and Restated 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.
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
Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Amended and Restated 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.
Non-transferability. Awards granted under the Amended and Restated 2006 Incentive Award Plan are generally not transferable.
Termination or Amendment. Unless terminated earlier, the Amended and Restated 2006 Incentive Award Plan will remain in effect for a period of ten years from the effective date of the 2006 Incentive Award Plan, after which no award may be granted under the Amended and Restated 2006 Incentive Award Plan. With the approval of our board of directors, the plan administrator may terminate or amend the Amended and Restated 2006 Incentive Award Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under the Amended and Restated 2006 Incentive Award Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.
Outstanding Awards. As of April 30, 2009, options or RSUs to purchase an aggregate of 2,406,647 ordinary shares were outstanding, out of which options or restricted share units to purchase 1,022,251 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $30.31 and the expiration dates of these options range from July 24, 2016 to January 4, 2019. The weighted average grant date fair value of RSUs granted during the years ended March 31, 2009, 2008 and 2007 were $13.39, $21.68 and $22.26 per ADS, respectively. There were no grants of RSUs during the years ended March 31, 2006 and 2005. There is no purchase price for the RSUs.
Fringe Benefit Tax
In May 2005, the government of India implemented a fringe benefit tax based on the value of fringe benefits such as entertainment expenses, the use of our guest house, employee welfare benefits, gifts, club expenses and travel expenses provided or deemed to have been provided by us to our employees during the previous fiscal year. This fringe benefit tax is payable by the employer at the current rate of 33.99%. However, pursuant to the legislation, we recover this fringe benefit tax from our employees with respect to certain expenses incurred by us for the benefit of our employees.
In May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax is payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and the RSUs on the date of vesting of the options and the RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, the terms of our award agreements with applicable employees in India under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we have sought and are waiting for clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.
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
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2011;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2012; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2010.
Our directors for fiscal 2009 are classified as follows:
•	Class I: Sir Anthony Armitage Greener and Mr. Richard O. Bernays;

•	Class II: Mr. Ramesh N. Shah and Mr. Neeraj Bhargava; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.
The appointments of Messrs. Jeremy Young, Eric B. Herr and Deepak S. Parekh will expire at the next annual general meeting, which we expect to hold in July 2009. We will seek shareholders’ approval for the re-election of Messrs. Jeremy Young, Eric B. Herr and Deepak S. Parekh at the next annual general meeting.
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
Our board of directors held nine meetings in fiscal 2009.
Committees of the Board
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The audit committee comprises four directors: Messrs. Eric Herr (Chairman), Deepak Parekh, Richard O. Bernays and Sir Anthony Armitage Greener. Each of Messrs. Herr, Parekh, Bernays and Sir Anthony satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the NYSE rules. The principal duties and responsibilities of our audit committee are as follows:
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
The audit committee held five meetings in fiscal 2009.
Compensation Committee
The compensation committee comprises four directors: Messrs. Richard O. Bernays (Chairman), Eric Herr, Deepak Parekh and Sir Anthony Armitage Greener. Each of Messrs. Bernays, Herr and Parekh and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The compensation committee also administers the 2002 Stock Incentive Plan and the Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our board of directors.
The compensation committee held five meetings in fiscal 2009.
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
The nominating and corporate governance committee held two meetings in fiscal 2009.
D. Employees
For a description of our employees, see “Item 4. Information on the Company — B. Business Overview — Human Capital.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2009 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of April 30, 2009 are based on an aggregate of 42,628,583 ordinary shares outstanding as of that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Ramesh N. Shah(1)	586,004	1.37%
Neeraj Bhargava(2)	427,272	1.00%
Jeremy Young(3)	21,366,644	50.12%
Eric B. Herr	10,833	0.02%
Deepak S. Parekh	10,833	0.02%
Richard O. Bernays	10,833	0.02%
Anthony Armitage Greener	10,833	0.02%
Executive Officers
Alok Misra	16,371	0.04%
Anup Gupta	193,822	0.45%
J.J. Selvadurai(4)	299,002	0.70%
Steve Reynolds	4,023	0.01%
All our directors and executive officers as a group (eleven persons)(5)	22,936,470	53.80%

Notes:

(1)	Of the 586,004 shares beneficially owned by Ramesh N. Shah, 141,265 shares are indirectly held via a trust which is controlled by Mr. Shah, and the remainder are held directly.

(2)	Of the 427,272 shares beneficially owned by Neeraj Bhargava, 72,665 shares are indirectly held via a trust which is controlled by Mr. Bhargava, and the remainder is held directly.

(3)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(4)	Of the 299,002 shares beneficially owned by J.J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai, and the remainder is held directly by his relatives.

(5)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as of April 30, 2009:

	Option Awards				RSU Awards
	Number of		Number of
	shares		shares		Number of	Number of
	underlying		underlying		shares	shares
	unexercised		unexercised		underlying	underlying
	options	Exercise Price	options	Exercise Price	RSUs held that	RSUs held that
Name	(Exercisable)	per share	(Unexercisable)	per Share	have vested	have not vested
Directors
Ramesh N. Shah	250,000	£3.50	—	£3.50	45,483	86,468
	76,667	$20.00	38,333	$20.00	—	—
	14,583	$27.75	7,292	$27.75	—	—
Neeraj Bhargava(1)	1	£0.9971	—	—	54,571	103,253
	100,000	£3.50	—	£3.50	—	—
	90,000	$20.00	45,000	$20.00	—	—
	17,500	$27.75	8,750	$27.75	—	—
Jeremy Young	—	—	—	—	—	—
Eric B. Herr	9,333	$20.00	4,667	$20.00	—	9,367
	667	22.98	1,333	$22.98	—	—
Deepak S. Parekh	9,333	$20.00	4,667	$20.00	—	9,367
	667	22.98	1,333	$22.98	—	—
Richard O. Bernays	9,333	$28.87	4,667	$28.87	—	9,367
	667	22.98	1,333	$22.98	—	—
Anthony Armitage Greener(2)	9,333	$28.48	4,667	$28.48	—	9,367
	667	22.98	1,333	$22.98	—	—
Executive Officers
Alok Misra	4,420	$15.32	8,840	$15.32	11,951	53,987
Anup Gupta	3,334	£3.0000	—	—	38,053	50,285
	46,667	£3.5000	—	—	—	—
	13,334	£7.0000	—	—	—	—
	13,333	$20.00	6,667	$20.00	—	—
	3,333	$30.31	1,667	$30.31	—	—
	5,469	$27.75	2,734	$27.75	—	—
	2,667	15.68	5,333	$15.68	—	—
J.J. Selvadurai	13,333	$20.00	6,667	$20.00	20,104	34,367
	3,333	$30.21	1,667	$30.21	—	—
	5,485	$27.75	2,742	$27.75	—	—
Steve Reynolds	—	—	—	—	2,461	33,985

Notes:

(1)	Mr. Bhargava will undertake the role as Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the contemplated transition.

(2)	The information in this table excludes the options to purchase 14,000 shares granted to Sir Anthony in June 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 30, 2009 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 42,628,583 ordinary shares outstanding as of that date.
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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Warburg Pincus(2)	21,366,644	50.12%
Nalanda India Fund Limited(3)	5,211,410	12.22%
Columbia Wanger Asset Management, L.P.(4)	4,256,000	9.98%
FMR LLC(5)	4,020,204	9.43%
Tiger Global Management, L.L.C.(6)	2,811,417	6.60%

Notes:

(1)	Based on an aggregate of 42,628,583 ordinary shares outstanding as of April 30, 2009.

(2)	Information is based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P., or WP VIII, Warburg Pincus International Partners, L.P., or WPIP, Warburg Pincus Netherlands International Partners I, CV, or WP Netherlands, Warburg, Pincus Partners, LLC, or WPP LLC, Warburg, Pincus & Co., or Warburg Pincus, and Warburg Pincus LLC, or WP LLC. The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(3)	Information is based on a report on Schedule 13G filed with the Commission on February 10, 2009 by Nalanda India Fund Limited.

(4)	Information is based on a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on March 9, 2009 by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust.

(5)	Formerly FMR Corp. Information is based on a report on Amendment No. 3 to Schedule 13G jointly filed with the Commission on February 17, 2009 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., is the investment adviser to Fidelity Mid Cap Stock Fund.

(6)	Information is based on a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 12, 2009 by Charles P. Coleman, III, Tiger Global Management, L.L.C, or Tiger, Tiger Global II, L.P., or Tiger Global II, Tiger Global, L.P., or Tiger Global, Tiger Global Performance, L.L.C., or Tiger Global Performance and Tiger Global, Ltd., or Tiger Ltd. Tiger serves as the management company of each of Tiger Global II, Tiger Global and Tiger Ltd. Tiger Global Performance is the general partner of Tiger Global II and Tiger Global. Mr. Coleman is the managing member of each of Tiger Global Performance and Tiger Management, and the director of Tiger Ltd.
None of our major shareholders have different voting rights from our other shareholders.
As of April 30, 2009, 21,583,828 of our ordinary shares, representing 50.63% of our outstanding ordinary shares, were held by a total of 20 holders of record with addresses in the US. As of the same date, 19,850,969 of our ADSs (representing 19,850,969 ordinary shares), representing 46.57% of our outstanding ordinary shares, were held by a total of one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
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
In May 2002, we entered into a master services agreement with British Airways, which was a principal shareholder until it sold its entire shareholding in our initial public offering in July 2006. This agreement provided that we would render business process outsourcing services to British Airways and its affiliates as per services level agreements agreed between us and British Airways. The agreement had a term of five years and would have expired in March 2007. In July 2006, we entered into a contract with British Airways which replaced this 2002 agreement. The renewed contract will expire in May 2012. In fiscal 2007 (until July 2006 when British Airways ceased to be our shareholder), British Airways accounted for $4.9 million of our revenue.
Since fiscal 2003, we have entered into agreements with certain investee companies of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2009, 2008 and 2007, these investee companies in the aggregate accounted for $3.2 million, $3.5 million and $2.2 million, respectively, representing 0.6%, 0.8% and 0.6% of our revenue, respectively, and 0.8%, 1.2% and 1.0% of our revenue less repair payments, respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2009, 2008 and 2007, these investee companies in the aggregate accounted for $109,000, $189,000 and $202,087 in expenses, respectively. We also purchase equipment from certain investee companies of Warburg Pincus. In fiscal 2009, 2008 and 2007, we paid these investee companies in the aggregate $2,000, $0.7 million and $2.1 million, respectively, for these equipment.
In fiscal 2004, we have entered into an agreement with Flovate, a company in which Edwin Donald Harrell, who was until April 2006 one of our executive officers, is a majority shareholder, under which we license certain software. Flovate is engaged in the development and maintenance of software products and solutions primarily used by WNS Assistance in providing services to its customers. In fiscal 2008 (until June 2007 when we acquired Flovate) and 2007, payments by us to Flovate pursuant to this agreement amounted to $0.8 million and $4.6 million in the aggregate, respectively.
On June 6, 2007, we entered into an agreement with Edwin Donald Harrell, Theodore Agnew and Clare Margaret Agnew to purchase all the shares of Flovate for a consideration comprising £3.3 million in cash and have deposited an additional retention amount of £0.7 million into an escrow account which has been paid to the selling shareholders.
On January 1, 2005, we entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary ITES software program. J.J. Selvadurai, our Managing Director of European Operations, is

a principal shareholder of Datacap. In fiscal 2009, 2008 and 2007, we paid $30,000, $26,000 and $37,000, respectively, for the license under the agreement.
On September 18, 2007, we entered into an agreement with Mahindra & Mahindra Limited for the hire of transport services. Our director, Mr. Deepak Parekh, is an executive director of Mahindra & Mahindra Limited. In fiscal 2009, we paid $4,000 for such transport services and none in fiscal 2008 or 2007.
In March 2008, we entered into an agreement with Singapore Telecommunications Ltd for the provision of lease line services. Our director, Mr. Deepak Parekh, is an executive director of Singapore Telecommunications Ltd. In fiscal 2009, we paid $274,000 for such services and none in fiscal 2008 or 2007.
In fiscal 2009, we obtained a short-term loan of Rs. 440 million ($10.04 million based on the spot rate of Rs. 43.84 per $1.00 on the date of the loan) from HDFC Limited for working capital purposes. Our director, Mr. Deepak Parekh, is the Chairman of HDFC Limited. Interest was payable at the rate of 15.5% per annum. In fiscal 2009, an interest amount of $269,000 was paid to HDFC Limited. The loan was repaid in September and November 2008.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
Legal Proceedings
In January 2009, we received an order of assessment from the Indian tax authorities that we believe could be material to our company given the magnitude of the claim. The order assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs. 728.1 million ($14.3 million based on the exchange rate on March 31, 2009) in additional taxes, including interest of Rs. 225.9 million ($4.4 million based on the exchange rate on March 31, 2009). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. After consultation with our Indian tax advisors, we believe the chances that we would be able to overturn the assessment on appeal are strong and we intend to continue to vigorously dispute the assessment. Furthermore, first level Indian appellate authorities have recently ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. Although this ruling is not binding on the appellate authorities hearing our dispute on the aforesaid assessment on fiscal 2005 received in January 2009, we believe it will serve as persuasive authority in support of our position. In March 2009, we deposited $0.2 million with the Indian tax authorities pending resolution of the dispute.
Further, in March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs. 346.2 million ($6.9 million based on the exchange rate on March 31, 2009) of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable on BPO services provided by WNS Global to clients in India. After consultation with our Indian tax advisors, we believe the chances that either of these assessments would be upheld against us are remote. We intend to continue to vigorously dispute the assessment.
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
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on July 26, 2006 at an initial offering price of $20.00 per ADS. The ADRs evidencing ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the underlying shares for ADSs) as of April 30, 2009 was 42,628,583. As of April 30, 2009, there were 19,850,969 ADSs outstanding (representing 19,850,969 ordinary shares).

The high and low last reported sale price per ADS since trading on July 26, 2006 are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal Year:
2007(1)	$35.83	$20.79
2008	$29.85	$12.81
2009	$20.00	$3.10
Financial Quarter:
2008
First quarter	$29.85	$24.61
Second quarter	$28.65	$16.15
Third quarter	$25.00	$15.31
Fourth quarter	$17.99	$12.81
2009
First quarter	$20.00	$15.60
Second quarter	$18.30	$9.34
Third quarter	$11.54	$5.16
Fourth quarter	$7.95	$3.10
Month:
November 2008	$11.54	$7.60
December 2008	$9.00	$5.16
January 2009	$7.95	$5.30
February 2009	$6.60	$4.25
March 2009	$5.70	$3.10
April 2009	$9.80	$5.10

Note:

(1)	From July 26, 2006 following the completion of our initial public offering on the NYSE.
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
The address of our share registrar and secretary is Capita Secretaries Limited at 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands. Our registered office and our share register are maintained at the premises of Capita Secretaries Limited.
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
Share Capital
As of April 30, 2009, the authorized share capital is £5,100,000 divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. We had 42,607,403 and 42,628,582 ordinary shares outstanding as of March 31, 2009 and April 30, 2009, respectively. There are no preferred shares outstanding as of March 31, 2009 and April 30, 2009. Pursuant to Jersey law and our Memorandum and Articles of Association, our board of directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. None of our shares have any redemption rights.
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
•	increase our authorized or paid-up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount than is fixed by our Memorandum of Association;

•	sub-divide all or any part of our shares into shares of smaller amount than is fixed by our Memorandum of Association;

•	convert any of our issued or unissued shares into shares of another class;

•	convert all our issued par value shares into no par value shares and vice versa;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued limited shares into redeemable shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.
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
If a member fails to pay any call or installment of a call on or before the day appointed for payment thereof, we may serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest (at a rate not exceeding 10% per annum to be determined by us) which may have accrued and any expenses which may have been incurred by us by reason of such non-payment. The notice shall name a further day (not earlier than fourteen days from the date of service thereof) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares on which the call was made will be liable to be forfeited.
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
We cannot purchase our shares if, as a result of such purchase, only redeemable shares would be in issue. Any shares that we purchase (other than shares that are, immediately after being purchased, held as treasury shares) are treated as cancelled upon purchase.
Mandatory Purchases and Acquisitions
The 1991 Law provides that where a person (which we refer to as the “offeror”) makes an offer to acquire all of the shares (or all of the shares of any class of shares) (other than treasury shares and any shares already held by the offeror and its associates at the date of the offer), if the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of the shares (or class of shares) to which the offer relates, the offeror by notice may compulsorily acquire the remaining shares. A holder of any such shares may apply to the Jersey court for an order that the offeror not be entitled to purchase the holder’s shares or that the offeror purchase the holder’s shares on terms different to those of the offer.
Where, prior to the expiry of the offer period, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of all of the shares of the target company (other than treasury shares and any shares already held by the offeror and its associates at the date of the offer), the holder of any shares (or class of shares) to which the offer relates who has not accepted the offer may require the offeror to acquire those shares. In such circumstances, each of the offeror and the holder of the shares are entitled to apply to the Jersey court for an order that the offeror purchase the holder’s shares on terms different to those of the offer.
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
No Mandatory Offer Requirements
In some countries, the trading and securities legislation contains mandatory offer requirements when shareholders have reached certain share ownership thresholds. There are no mandatory offer requirements under Jersey legislation. The Companies (Takeovers and Mergers Panel) (Jersey) Law 2009 has been enacted but has not yet been brought into force. This law, which is anticipated to be brought into force in second half of 2009, empowers the Minister for Economic Development in Jersey, or the Minister, to appoint a Panel on Takeovers and Mergers, or the Jersey Panel, as the body responsible for regulating takeovers and mergers of companies incorporated in Jersey. It is anticipated that the Minister will appoint the UK Panel on Takeovers and Mergers, or the UK Panel, to carry out the functions of the Jersey Panel. The Jersey Panel will be empowered to promulgate rules regulating takeovers and mergers of Jersey companies, or the Jersey Code. It is anticipated that the rules applicable to the regulation of takeovers and mergers promulgated by the UK Panel as set out in The City Code on Takeovers and Mergers, or the UK Code, will be adopted as the Jersey Code. Rule 9 of the UK Code contains rules relative to mandatory offers. However, the UK Code only applies to (i) offers for Jersey companies if any of their securities are admitted to trading on a regulated market in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man and (ii) to public or private Jersey companies which are considered by the Panel to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. Provided that the UK Code as currently in force is adopted as the Jersey Code, as none of our securities are listed on a regulated market in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man and as we are not centrally managed and controlled in the United Kingdom, the Channel Islands or the Isle of Man, it is not anticipated that the Jersey Code will apply to us.
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
Comparison of Shareholders’ Rights
We are incorporated under the laws of Jersey, Channel Islands. The following discussion summarizes certain material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware which result from differences in governing documents and the laws of Jersey, Channel Islands and Delaware. The rights of holders of our ADSs differ in certain respects from those of holders of our ordinary shares.
This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Jersey, Channel Islands and our Memorandum and Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Under the 1991 Law, directors shall, notwithstanding anything in a Jersey company’s articles of association, call a general meeting on a shareholders’ requisition. A shareholders’ requisition is a requisition of shareholders holding not less than one-tenth of the total voting rights of the shareholders of the company who have the right to vote at the meeting requisitioned. Failure to call an annual general meeting in accordance with the requirements of the 1991 Law is a criminal offense on the part of a Jersey company and its directors. The JFSC may, on the application of any officer, secretary or shareholder call, or direct the calling of, an annual general meeting.

Interested Director Transactions	Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is	A director of a Jersey company who has an interest in a transaction entered into or proposed to be entered into by the company or by a subsidiary which conflicts or may conflict with the interests of the company and of which the director is aware, must disclose the interest to the company. Failure to disclose an interest entitles the company or a member to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit. A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose if the transaction is confirmed by special

Corporate Law Issue	Delaware Law	Jersey Law
	authorized, approved or ratified by the board of directors, a committee or the shareholders.	resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed. Without prejudice to its power to order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith thereunder would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Cumulative Voting	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the 1991 Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents in writing setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation.	Insofar as the memorandum or articles of a Jersey company do not make other provision in that behalf, anything which may be done at a meeting of the company (other than remove an auditor) or at a meeting of any class of its shareholders may be done by a resolution in writing signed by or on behalf of each shareholder who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting. A resolution shall be deemed to be passed when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the Articles of Association of the company require, by the shareholders in general meeting. A merger between two or more Jersey companies must be documented in a merger agreement which must be approved by special resolution of each of the companies merging.

Corporate Law Issue	Delaware Law	Jersey Law
Limitations on Directors Liability	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	The 1991 Law does not contain any provisions permitting Jersey companies to limit the liability of directors for breach of fiduciary duty. Any provision, whether contained in the articles of association of, or in a contract with, a Jersey company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company is void (subject to what is said below).

Indemnification of Directors and Officers	A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	The prohibition referred to above does not apply to a provision for exempting a person from or indemnifying the person against (a) any liabilities incurred in defending any proceedings (whether civil or criminal) (i) in which judgment is given in the person’s favor or the person is acquitted, (ii) which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or (iii) which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings, (b) any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company, (c) any liability incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the 1991 Law in which relief is granted to the person by the court or (d) any liability against which the company normally maintains insurance for persons other than directors.

Appraisal Rights	A shareholder of a Delaware corporation	The 1991 Law does not confer upon

Corporate Law Issue	Delaware Law	Jersey Law
	participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	shareholders any appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that a company’s affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally or of some part of its shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by the company (including an act or omission on its behalf) is or would be so prejudicial. There may also be common law personal actions available to shareholders. Under Article 143 of the 1991 Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the 1991 Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Corporate Law Issue	Delaware Law	Jersey Law
Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The memorandum and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.
Transfer Agent and Registrar
The transfer agent and registrar for our ADSs is Deutsche Bank Trust Company Americas.
C. Material Contracts
The following is a summary of each contract that is or was material to us during the last two years.
Share Sale and Purchase Agreement, dated July 11, 2008, relating to the sale and purchase of shares in Aviva Global Services Singapore Pte. Ltd. between Aviva International Holdings Limited and WNS Capital Investment Limited.
On July 11, 2008, our wholly-owned subsidiary, WNS Capital Investment Limited, entered into a share sale and purchase agreement with AVIVA, pursuant to which WNS Capital Investment Limited acquired all the shares of Aviva Global. This acquisition is part of a transaction with AVIVA that included the AVIVA master services agreement described below. We completed our acquisition of Aviva Global concurrently with the execution of this share sale and purchase agreement. Pursuant to the agreement, Aviva Global has exercised its option to require third party business process outsourcing, or BPO, providers to transfer to it two facilities in Chennai and Pune, India operated by these third party BPO providers under BOT contracts with Aviva Global. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the Pune facility occurred in August 2008. The total consideration for the AVIVA transaction, including legal and profession fees, was approximately $249.0 million. We obtained the $200 million Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction.
Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited.
On July 11, 2008, WNS Capital Investment Limited entered into the AVIVA master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, pursuant to which AVIVA MS agrees to appoint us as service provider and prime contractor to supply certain BPO services to the AVIVA group for a term of eight years and four months. Under the agreement, AVIVA MS has agreed to provide us the Minimum Revenue Commitment during the term of the contract. The Minimum Revenue Commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In the event the mean average monthly volume of business in any rolling three month period does not reach the Minimum Revenue Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. The agreement may be terminated by AVIVA MS for a variety of reasons, including a material breach of agreement by us, or at will at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to Aviva Global in July 2008, 24 months from September 19, 2008 and in the case of the Pune facility which was transferred to Aviva Global in August 2008, 24 months after 60 days from the date of completion of the transfer of the Pune facility, in each case, with six months’ notice upon payment of a termination fee. We may also terminate the agreement for a variety of reasons, including the failure by AVIVA MS to pay any invoiced amounts where such invoiced amounts are overdue for a period of at least 30 business days or if it is otherwise in material breach of the agreement.
Amended and Restated Facility Agreement, effective as of April 14, 2009, by and among (1) WNS (Mauritius) Limited, as the Borrower, (2) WNS (Holdings) Limited and its subsidiaries named as guarantors therein, or collectively the Guarantors, (3) ICICI Bank UK Plc, as Agent, (4) ICICI Bank UK Plc, ICICI Bank Canada, DBS Bank Ltd. and The Hong Kong and Shanghai Banking Corporation, as Arrangers, (5) the Lenders named therein, (6) Morgan Walker Solicitors LLP, as Security Trustee, and (7) ICICI Bank UK Plc and HSBC Bank (Mauritius) Ltd, as Account Banks.
On July 10, 2008, we entered into the $200 million Term Loan to finance our transaction with AVIVA described under “Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” above. We drew down the full amount of $200 million under the facility in July 2008. The arrangers have since syndicated part of the loan to The Hongkong and Shanghai Banking Corporation and DBS Bank Limited. Interest on the term loan is payable on a quarterly basis. Interest on the term loan was initially agreed at a rate equivalent to the three-month US dollar LIBOR plus 3% per annum, subject to change by the arrangers for the term loan at any time prior to the completion of the syndication of the term loan if any such arranger determined that such change was necessary to ensure a successful syndication of the term loan. Effective from January 10, 2009, the interest rate has been increased by 0.5% per annum. In connection with the term loan, we have entered into interest rate swap agreements with banks to swap the variable portion of the interest based on US dollar LIBOR to an average rate of 3.81% per annum. After giving effect to the interest rate swap agreements, we are incurring an interest rate of 7.31% per annum on the term loan. The loan is repayable in eight semi-annual installments with the first installment falling due on July 10, 2009.
Under the facility agreement, we are allowed to make voluntary prepayments of the whole or a part of the outstanding loan on the any interest payment date, without incurring break costs, by giving a minimum of 10 days’ notice of prepayment. On April 14, 2009, we made a voluntary prepayment of $5.0 million.
On March 10, 2009, we entered into an amended and restated agreement to amend certain terms of the facility agreement dated July 10, 2008, including to list the names of the additional lenders to the facility agreement and to clarify the definition of “tangible net worth.”
In April 2009, we entered into another amended and restated agreement, effective as of April 14, 2009, to amend certain terms of the facility agreement dated July 10, 2008, as amended and restated, including to record the lenders’ consent for our corporate restructuring described under “Item 4. Information on the Company — A. History and Development of Our Company” above.
Under the facility agreement, we are required to maintain the following financial covenants: (i) the ratio of total borrowings to tangible net worth (as defined in the facility agreement) shall not exceed 2 to 1, (ii) the ratio of total borrowings to adjusted EBITDA (as defined in the facility agreement) shall not exceed 2.5 to 1, (iii) the ratio of adjusted EBITDA to debt service shall not be less than 1.3 to 1, and (iv) the ratio of the aggregate amount outstanding under the facility to the value of Aviva Global shall not be more than 100% at any time.
The facility is secured by, among other things, guarantees provided by us and certain of our subsidiaries, namely, WNS Capital Investment Limited, WNS UK and WNS North America Inc., a fixed and floating charge over the assets of WNS UK, share pledges over WNS Capital Investment Limited, WNS UK, WNS North America Inc., WNS (Mauritius) Limited and WNS Customer Solutions (Private) Limited (Sri Lanka), and charges over certain bank accounts.
Share Purchase Agreement, dated April 20, 2007, by and among Marketics Technologies (India) Private Limited, WNS (Mauritius) Limited, Mr. Vinay Mishra, Mr. S. Ramakrishan, Mr. Shankar Maruwada and the other selling shareholders named therein.
On April 20, 2007, WNS (Mauritius) Limited entered into a share purchase agreement, or the Share Purchase Agreement, with all the shareholders of Marketics, including among others, the founders of Marketics, Mr. Vinay Mishra, Mr. S. Ramakrishan and Mr. Shankar Maruwada, to purchase all the shares of Marketics. The consideration for the acquisition is an initial payment of $30 million in May 2007 and a contingent earn-out consideration of $33.3 million which was paid in July 2008 and calculated based on the performance and results of operations of Marketics for fiscal 2008 and determined in accordance with the Share Purchase Agreement. 75.1% of the share capital of Marketics was transferred to us in May 2007 and the remaining 24.9% of the share capital of Marketics was held in an escrow account and will be transferred to us upon payment of the contingent earn-out consideration for the acquisition of Marketics. In July 2008, we made payment of the earn-out consideration and the remaining 24.9% of the share capital of Marketics was transferred to us. Pursuant thereto, the Share Purchase Agreement has been terminated in July 2008.
Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Ltd.
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
Leave and License Agreement dated May 30, 2006 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to Plant 11.
On May 30, 2006, WNS Global entered into an agreement with Godrej & Boyce Manufacturing Company Ltd., or GBMC, pursuant to which GBMC granted a license to WNS Global to occupy office premises with an aggregate area of 69,611 square feet within the industrial building constructed by GBMC in Vikhroli, India, known as Plant 11, for a term of 33 months commencing on April 24, 2006 and renewable for a further term of 33 months at the option of WNS. The monthly license fee payable is Rs. 663,354. GBMC has agreed to pay for all existing taxes and outgoings in respect of the licensed premises including all municipal taxes, cess, duties, impositions and levies imposed by the Municipal Corporation of Greater Mumbai. Any future increases of such municipal taxes and outgoings subsequent to the first assessment will be borne by WNS Global and GBMC equally. WNS Global has agreed to be responsible for power, electricity and water charges and minor repair works. The agreement may be terminated by the non-defaulting party by giving 30 days’ prior written notice in the event of a breach of any term of the agreement unless such breach is remedied within the 30-day period or in the event of insolvency. The agreement expired on January 24, 2009. WNS Global and GBMC is in the process of renewing the agreement.
Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services Private Limited.
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
Leave and License Agreements dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to Plant 10.
On November 10, 2005, WNS Global entered into three agreements with GBMC pursuant to which GBMC granted a license to WNS Global to occupy three office premises with an aggregate area of 84,429 square feet within the industrial building constructed by GBMC in Vikhroli, India, known as Plant 10. Each agreement is for a term of 33 months commencing on August 16, 2005 and ended on May 15, 2008. The agreement was subsequently extended to February 15, 2011. The monthly license fees payable under each of the three leases are Rs. 592,020, Rs. 8,670 and Rs. 203,600. GBMC has agreed to pay for all municipal taxes, cess, duties, impositions and levies imposed by the Municipal Corporation of Greater Mumbai. Any future increases of the municipal taxes and outgoings subsequent to the first assessment will be borne by WNS Global and GBMC equally. WNS Global has agreed to be responsible for power and water charges. The agreements may be terminated by the non-defaulting party giving 30 days’ prior written notice in the event of a breach of any term of the agreement unless the breach is remedied within the 30 day period or in the event of insolvency. WNS Global may terminate the agreement by giving 180 days’ prior written notice.
Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services Private Limited.
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
The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal Year:	Period End(1)		Average(2)		High		Low
2005	Rs.	43.62	Rs.	44.87	Rs.	46.45	Rs.	43.27
2006		44.48		44.21		46.26		43.05
2007		43.10		45.06		46.83		42.78
2008		40.02		40.13		43.05		38.48
2009		50.98		45.84		51.96		39.73
2010 (through April 30, 2009)		49.70		49.98		50.48		49.55

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the spot rate on the last day of each month during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High		Low
November 2008	Rs.	50.12	Rs.	47.25
December 2008		50.05		46.74
January 2009		49.07		48.25
February 2009		50.88		48.37
March 2009		51.96		50.21
April 2009		50.48		49.55
The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal Year:	Period End(1)	Average(2)	High	Low
2005	£0.53	£0.54	£0.57	£0.51
2006	0.57	0.56	0.58	0.52
2007	0.51	0.52	0.58	0.50
2008	0.50	0.50	0.52	0.47
2009	0.70	0.58	0.73	0.50
2010 (through April 30, 2009)	0.68	0.68	0.69	0.67

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the spot rate on the last day of each month during the period.
The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2008	£0.68	£0.62
December 2008	0.69	0.65
January 2009	0.73	0.66
February 2009	0.70	0.67
March 2009	0.73	0.68
April 2009	0.69	0.67
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

Under the Income Tax (Jersey) Law 1961, as amended, or the Jersey Income Tax Law: (i) we are regarded as tax resident in Jersey but, being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof, we will not be liable to pay Jersey income tax, (ii) we will continue to be able to pay dividends on our ordinary shares without any withholding or deduction for or on account of Jersey tax, and (iii) holders of our ordinary shares (other than Jersey residents) will not be subject to any Jersey tax in respect of the holding, sale or other disposition of their ordinary shares.
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
Distributions
Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includable in your gross income in the year received (or deemed received) as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. We do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will be treated as a dividend. No dividends received deduction will be allowed for US federal income tax purposes with respect to dividends paid by us.
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
Based on our current and anticipated operations and composition of our assets, we do not believe we were a PFIC for our current taxable year ended on March 31, 2009. However, as noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, absent a special election as discussed below.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” or qualified electing fund, or QEF, election (if available) as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution.
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
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, approximately 61% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) in fiscal 2009 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures. See “Item 5. Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables and payables. Based upon our level of operations in fiscal 2009, a sensitivity analysis shows that a 5.0% appreciation in the pound sterling against the US dollar would have increased revenue in fiscal 2009 by approximately $19.5 million. Similarly, a 5.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee in fiscal 2009 by approximately $11.6 million. Based upon our level of operations in fiscal 2009, a sensitivity analysis shows that a 5.0% appreciation in the pound sterling against the US dollar would have increased revenue less repair payments in fiscal 2009 by approximately $11.9 million. Similarly, a 5.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee in fiscal 2009 by approximately $11.6 million.
To protect against exchange gains (losses) on forecasted revenue/inter-company revenue, we have instituted a foreign currency cash flow hedging program. Our operating entities hedge a part of their forecasted revenue/inter-company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
Our exposure to interest rate risk arises principally from our borrowings under the $200 million Term Loan which has a floating rate of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively convert the $200 million Term Loan from a variable interest rate to a fixed rate. Out of the total interest rate swaps of $200 million entered into by us, swaps totaling $5 million have been cancelled as we have made a voluntary prepayment of $5 million in April 2009. The outstanding swap agreements now aggregate $195 million. We thereby manage our exposure to changes in market interest rates under the term loan. Our use of derivative instruments is limited to effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures will be reviewed by appropriate levels of management on a monthly basis. We do not enter into hedging agreements for speculative purposes.
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
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

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
Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as of March 31, 2009, the end of the period covered by this report, our disclosure controls and procedures were effective.
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
Internal controls over financial reporting refers to a process designed by, or under the supervision of, our Group Chief Executive Officer and Group Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
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
Management assessed the effectiveness of internal control over financial reporting as of March 31, 2009 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of the Company’s consolidated operations except for the acquired operations of Chang Limited, Business Applications Associates Limited and Aviva Global Services Singapore Pte. Ltd. (collectively, the “Acquired Operations”), which we acquired in April 2008, June 2008 and July 2008, respectively. Our total consolidated revenue for the year ended March 31, 2009 were $539.26 million, of which revenue associated with the Acquired Operations represented $116.27 million. Our total consolidated assets as of March 31, 2009 were $551.93 million, of which assets associated with the Acquired Operations represented $317.02 million, including $224.02 million of net intangible assets and goodwill recorded as a result of the acquisitions.
Based on the above criteria, and as a result of this assessment, management concluded that, as of March 31, 2009, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as of March 31, 2009 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report set out below:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited WNS (Holdings) Limited’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WNS (Holdings) Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls over operations of Chang Limited, Business Applications Associates Limited and Aviva Global Services Singapore Pte. Ltd. (collectively, the “Acquired Operations”), which are included in the consolidated financial statements of WNS (Holdings) Limited as of and for the year ended March 31, 2009. WNS (Holdings) Limited’s total consolidated revenue for the year ended March 31, 2009 was $539.26 million, of which revenue associated with the Acquired Operations represented $116.27 million, and total consolidated assets as of March 31, 2009 were $551.93 million, of which assets associated with the Acquired Operations represented $317.02 million, including $224.02 million of net intangible assets and goodwill recorded as a result of these acquisitions. Our audit of internal control over financial reporting of WNS (Holdings) Limited also did not include an evaluation of the internal control over financial reporting of the Acquired Operations.
In our opinion, WNS (Holdings) Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009, of WNS (Holdings) Limited and our report dated May 15, 2009 expressed an unqualified opinion thereon.
Ernst & Young
Mumbai, India
May 15, 2009
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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee members are Messrs. Eric Herr (Chairman), Deepak Parekh, Richard O. Bernays and Sir Anthony Armitage Greener. Each of Messrs. Herr, Parekh and Bernays, and Sir Anthony Armitage Greener is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the audit committee. Our board of directors has determined that Mr. Herr qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.
ITEM 16B. CODE OF ETHICS
We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, senior management and employees. We have posted the code on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
Ernst & Young has served as our independent registered public accounting firm since fiscal 2003. The following table shows the fees we paid or accrued for the audit and other services provided by Ernst & Young for fiscal 2009 and 2008.

	Fiscal
	2009	2008
Audit fees	$868,000	$770,000
Audit-related fees	20,000	39,000
Tax fees	60,000	126,418
All other fees	2,495	188,295
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
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2009.
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. Our corporate governance practices are not significantly different than those required of issuers incorporated in the United States under the NYSE listing standards.
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

PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18 for a list of our consolidated financial statements included elsewhere in this annual report.
ITEM 18. FINANCIAL STATEMENTS
The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of March 31, 2009 and 2008

•	Consolidated Statements of Income for the years ended March 31, 2009, 2008 and 2007

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2009, 2008 and 2007

•	Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2008 and 2007

•	Notes to Consolidated Financial Statements
ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Share Purchase Agreement dated April 20, 2007 among, WNS (Mauritius) Limited, Marketics Technologies (India) Private Limited and the selling shareholders named therein — incorporated by reference to Exhibit 4.1 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.2	Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.3	Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.4	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 59,202 square feet at Plant 10 — incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.5	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to the lease of office premises with an area of 4,867 square feet at Plant 10 — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.6	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 20,360 square feet at Plant 10 — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.7	Leave and License Agreement dated May 31, 2006 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to Plant 11 — incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.8	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 36,500 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.9	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 35,930 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.10	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 35,870 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.11	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 34,500 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.12	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.13	Form of the Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on January 12, 2009.

4.14	Share Sale and Purchase Agreement, dated July 11, 2008, relating to the sale and purchase of shares in Aviva Global Services Singapore Private Limited between Aviva International Holdings Limited and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.15	Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.16	Form of Amended and Restated Facility Agreement by and among WNS (Mauritius) Limited, as borrower, WNS (Holdings) Limited, WNS Capital Investment Limited, WNS Global Services (UK) Limited, WNS North America Inc. and Aviva Global, as guarantors, ICICI Bank UK Plc, as agent, ICICI Bank UK Plc, ICICI Bank Canada, DBS Bank Ltd. and The Hong Kong and Shanghai Banking Corporation, as arrangers, the lenders named therein, Morgan Walker Solicitors LLP, as security trustee, and ICICI Bank UK Plc and HSBC Bank (Mauritius) Ltd, as account banks — incorporated by reference to Exhibit 99.1 of the Report on Form 6-K (File No. 001-32945) of WNS (Holdings) Limited, as furnished to the Commission on April 14, 2009.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Ernst & Young independent registered public accounting firm. **

**	Filed herewith.

#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 29, 2009
WNS (HOLDINGS) LIMITED
	By:	/s/ Neeraj Bhargava
	Name:	Neeraj Bhargava
	Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited the accompanying consolidated balance sheets of WNS (Holdings) Limited (the “Company”) as of March 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WNS (Holdings) Limited at March 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.
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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WNS (Holdings) Limited’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2009 expressed an unqualified opinion thereon.
Ernst & Young
Mumbai, India
May 15, 2009

WNS (HOLDINGS) LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	March 31,
	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$38,931	$102,698
Bank deposits and marketable securities	8,925	8,074
Accounts receivable, net of allowance of $1,935 and $1,784, respectively	61,257	47,302
Accounts receivable — related parties	64	586
Funds held for clients	5,379	6,473
Employee receivables	745	1,179
Prepaid expenses	2,082	3,776
Prepaid income taxes	5,768	2,776
Deferred tax assets	1,743	618
Other current assets	38,647	8,596

Total current assets	163,541	182,078
Goodwill	81,679	87,470
Intangible assets, net	217,372	9,393
Property and equipment, net	55,992	50,840
Other assets	11,449	1,278
Deposits	6,309	7,391
Deferred tax assets	15,584	8,055

TOTAL ASSETS	$551,926	$346,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$30,879	$15,562
Accounts payable — related parties	42	6
Current portion of long term debt	45,000	—
Short term line of credit	4,331	—
Accrued employee costs	23,754	26,848
Deferred revenue	5,583	7,790
Income taxes payable	3,995	1,879
Deferred tax liabilities	—	211
Accrual for earn out payment	—	33,699
Other current liabilities	54,126	25,806

Total current liabilities	167,710	111,801
Long term debt	155,000	—
Deferred revenue	3,561	1,549
Deferred rent	1,967	2,627
Accrued pension liability	2,570	1,544
Deferred tax liabilities	9,946	1,834
Derivative contracts	23,163	—

TOTAL LIABILITIES	363,917	119,355
Commitments and contingencies
Minority interest	13	—
Shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, Authorized: 50,000,000 shares; issued and outstanding: 42,607,403 and 42,363,100 shares, respectively	6,667	6,622
Additional paid-in-capital	184,122	167,459
Ordinary shares subscribed: Nil and 1,666 shares, respectively	—	10
Retained earnings	46,917	38,839
Accumulated other comprehensive (loss) income	(49,710)	14,220

Total shareholders’ equity	187,996	227,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$551,926	$346,505

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Year ended March 31,
	2009	2008	2007
Revenue
Third parties	$536,022	$456,401	$345,216
Related parties	3,242	3,466	7,070

	539,264	459,867	352,286
Cost of revenue (a)	410,316	363,322	271,174

Gross profit	128,948	96,545	81,112
Operating expenses
Selling general and administrative expenses (a)	75,522	72,699	52,461
Amortization of intangible assets	24,912	2,869	1,896
Impairment of goodwill, intangibles and other assets	—	15,464	—

Operating income	28,514	5,513	26,755
Other (expenses) income, net (a)	(5,639)	9,184	2,500
Interest expenses (a)	(11,782)	(3)	(100)

Income before income taxes	11,093	14,694	29,155
Provision for income taxes	(3,302)	(5,194)	(2,574)

Income before minority interests	7,791	9,500	26,581
Minority interest	287	—	—

Net income	$8,078	$9,500	$26,581

Basic income per share	$0.19	$0.23	$0.69

Diluted income per share	$0.19	$0.22	$0.65

(a) Includes the following related party amounts:
Cost of revenue	$280	$236	$1,849
Selling, general and administrative	137	345	793
Other income	—	61	368
Interest expenses	269	—	—
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED MARCH 31, 2009, 2008 AND 2007 (Amounts in thousands, except share data)

							Accumulated
			Additional	Ordinary		Deferred	other	Total
	Ordinary shares		paid-in	shares	Retained	share-based	comprehensive	shareholders’
	Number	Par value	capital	subscribed	earnings	compensation	income (loss)	equity
Balance at March 31, 2006	35,321,511	$5,290	$62,228	$10	$4,104	$(582)	$7,114	$78,164
Shares issued for exercised options	2,047,684	398	6,147	(10)	—	—	—	6,535
Shares issued in initial public offering (“IPO”)	4,473,684	831	77,828	—	—	—	—	78,659
Stock options exercised	—	—	—	137	—	—	—	137
Stock options forfeited	—	—	(7)	—	—	7	—	—
Share-based compensation charge	—	—	3,064	—	—	—	—	3,064
Excess tax benefits from exercise of share-based options	—	—	5,692	—	—	—	—	5,692
Amortization of deferred share-based compensation	—	—	—	—	—	575	—	575
Cumulative effect of adoption of SFAS No. 158	—	—	—	—	—	—	(138)	(138)
Comprehensive income:
Net income	—	—	—	—	26,581	—	—	26,581
Change in fair value of cash flow hedges	—	—	—	—	—	—	337	337
Foreign currency translations	—	—	—	—	—	—	5,922	5,922

Total comprehensive income								32,840

Balance at March 31, 2007	41,842,879	$6,519	$154,952	$137	$30,685	$—	$13,235	$205,528
Shares issued for exercised options and restricted share units	520,221	103	4,228	(137)	—	—	—	4,194
Stock options exercised	—	—	—	10	—	—	—	10
Share-based compensation charge	—	—	6,816	—	—	—	—	6,816
Excess tax benefits from exercise of share-based options	—	—	1,613	—	—	—	—	1,613
IPO cost	—	—	(150)	—	—	—	—	(150)
Adjustment to retained earnings upon adoption of FIN 48	—	—	—	—	(1,346)	—	—	(1,346)
Comprehensive income:
Net income	—	—	—	—	9,500	—	—	9,500
Pension adjustment	—	—	—	—	—	—	(486)	(486)
Change in fair value of cash flow hedges	—	—	—	—	—	—	(98)	(98)
Foreign currency translation	—	—	—	—	—	—	5,528	5,528

Total comprehensive income								14,444

Reclassification	—	—	—	—	—	—	—	—
Translation loss transferred to income statement on sale of subsidiary	—	—	—	—	—	—	43	43
Cash flow hedges gain transferred to net income	—	—	—	—	—	—	(4,002)	(4,002)

Balance at March 31, 2008	42,363,100	$6,622	$167,459	$10	$38,839	$—	$14,220	$227,150
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (cont’d)
YEARS ENDED MARCH 31, 2009, 2008 AND 2007
(Amounts in thousands, except share data)

							Accumulated
			Additional	Ordinary		Deferred	other	Total
	Ordinary shares		paid-in	shares	Retained	share-based	comprehensive	shareholders’
	Number	Par value	capital	subscribed	earnings	compensation	(loss) income	equity
Shares issued for exercised options and restricted share units	244,303	45	953	(10)	—	—	—	988
Share-based compensation charge	—	—	13,484	—	—	—	—	13,484
Excess tax benefits from exercise of share-based options	—	—	2,226	—	—	—	—	2,226
Comprehensive (loss):
Net income	—	—	—	—	8,078	—	—	8,078
Pension adjustment	—	—	—	—	—	—	(50)	(50)
Change in fair value of cash flow hedges *	—	—	—	—	—	—	(12,667)	(12,667)
Foreign currency translations	—	—	—	—	—	—	(51,213)	(51,213)

Total comprehensive (loss)								(55,851)

Balance at March 31, 2009	42,607,403	$6,667	$184,122	$—	$46,917	$—	$(49,710)	$187,996

*	net of reclassification adjustment of $2,680

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended March 31,
	2009	2008	2007
Cash flows from operating activities
Net income	$8,078	$9,500	$26,581
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46,701	21,321	16,662
Share-based compensation	13,422	6,816	3,683
Amortization of debt issue cost	450	—	—
Allowance for doubtful accounts	458	1,542	(33)
Gain (loss) on sale of property and equipment	18	39	(57)
Deferred rent	312	1,339	—
Impairment of goodwill, intangibles and other assets	—	15,464	—
Unrealized gain on marketable securities	(58)	(8)	—
Minority interest	(287)	—	—
Unrealized loss on derivative instruments	313	—	—
Deferred income taxes	(8,722)	(5,387)	(4,122)
Excess tax benefits from share-based compensation	(2,226)	(1,613)	(5,692)
Changes in operating assets and liabilities, net of effects of acquisitions
Accounts receivable	4,611	(5,880)	(10,002)
Other current assets	(8,046)	(5,334)	(6,665)
Accounts payable	3,628	(4,685)	(5,975)
Deferred revenue	1,010	(4,817)	8,159
Other liabilities	3,235	12,754	16,800

Net cash provided by operating activities	62,897	41,051	39,318

Cash flows from investing activities
Acquisitions, net of cash acquired (See Note 3)	(290,994)	(36,121)	(938)
Purchase of facilities and property cost	(22,693)	(28,134)	(27,475)
Proceeds from sale of property and equipment	342	178	1,841
Transfer of delivery centre to AVIVA	—	1,570	—
Purchase of marketable securities and deposits	(41,983)	(48,181)	—
Sale of marketable securities and deposits	39,710	52,150	(12,000)

Net cash used in investing activities	(315,618)	(58,538)	(38,572)

Cash flows from financing activities
Proceeds from IPO, net of expenses	—	(150)	78,787
Excess tax benefits from share-based compensation	2,226	1,613	5,692
Proceeds from issuance of long term debt, net of issuance costs	198,803	—	—
Ordinary shares issued and subscribed	988	4,204	6,672
Proceeds from short term line of credit	16,416	—	—
Repayments of short term line of credit	(19,310)	—	—
Principal payments under capital leases	(183)	—	(173)

Net cash provided by financing activities	198,940	5,667	90,978

Effect of exchange rate changes on cash and cash equivalents	(9,986)	2,178	2,068
Net increase (decrease) in cash and cash equivalents	(63,767)	(9,642)	93,791
Cash and cash equivalents at beginning of year	102,698	112,340	18,549

Cash and cash equivalents at end of year	$38,931	$102,698	$112,340

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,856	$—	$118
Cash paid for income taxes	8,932	6,323	709
Assets acquired under capital lease	52	—	—
Cash flows from related parties	(267)	—	—
See accompanying notes

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS
WNS (Holdings) Limited (“WNS Holdings”), along with its wholly-owned subsidiaries, is a global business process outsourcing (“BPO”) company with client service offices in New York (US), London (UK) and delivery centers in the UK, India, Sri Lanka, Romania, and the Philippines. The Company’s clients are primarily in the travel, banking, financial services and insurance industries. WNS Holdings is incorporated in Jersey, Channel Islands, and is controlled by the Warburg Pincus Group.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
The accompanying consolidated financial statements include the accounts of WNS Holdings and its wholly-owned subsidiaries (collectively, the “Company” or “WNS”) and are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). All inter-company balances and transactions have been eliminated upon consolidation. An acquired business is included in the Company’s consolidated statement of income with effect from the date of the acquisition.
The Company uses the United States Dollar (“$”) as its reporting currency.

Use of estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company’s balance sheets and the amounts of revenue and expenses reported for each of its periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, income taxes, determining impairment on long-lived assets, intangibles and goodwill, valuation of currency and interest rate hedges, share-based compensation and accounting for defined benefit plans. Actual results could differ from those estimates.

Foreign currency translation
The Company’s foreign subsidiaries use their respective local currency as their functional currency, except for subsidiaries in Mauritius and Singapore, which use $ as their functional currency. Accordingly, assets and liabilities of these subsidiaries are translated into $ at exchange rates in effect at the balance sheet date, while revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.
Foreign currency denominated assets and liabilities are re-measured into the functional currency at exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses are recorded in the consolidated statement of income within other income.

Revenue recognition
BPO services comprise back office administration, data management, contact center management and auto claims handling services. Depending on the terms of the arrangement, revenue from back office administration, data management and contact center management is recognized on a per employee, per transaction or cost-plus basis. Revenue is only recognized when persuasive evidence of an arrangement exists, services have been rendered, the fee is determinable and collectability is reasonably assured.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
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
The Company has certain minimum commitment arrangements that provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. Where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. When the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in a subsequent year, the Company recognizes deferred revenue for the shortfall which has been invoiced and received. To the extent the Company has sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recorded as revenue in that period. In order to determine whether the Company has sufficient experience, the Company considers several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and the Company, (ii) the length of time for which the Company has such historical experience, (iii) future volume expected based on projections received from the client, and (iv) the Company’s internal expectations of ongoing volume with the client. Otherwise, the deferred revenue will remain until such time, when the Company can conclude that it will not receive revenue in excess of the minimum commitment.
Revenue is net of value-added tax and includes reimbursements of out-of-pocket expenses, with the corresponding out-of-pocket expenses included in cost of revenue.
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
Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the United Kingdom and the related payment processing for such repairs (“Accident Management”).With respect to Claims Handling, the Company receives fee either on a per-claim basis or over a contract period. Revenue is recognized over the estimated processing period, which currently ranges from one to two months or on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim by the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.
In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by EITF No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether (i) the Company is the primary obligor, (ii) the Company negotiates labor rates with repair centers, (iii) the Company determines which repair center should be used, (iv) the Company is responsible for timely and satisfactory completion of repairs, and (v) the Company bears the risk that the customer may not pay for the services provided (credit risk). If there are circumstances where the above criteria are not met and therefore the Company is not the principal in providing Accident Management services, amounts received from customers are recognized and presented net of payments to repair centers in the consolidated statement of income. Revenue from

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
Accident Management services also includes referral fees from repair centers, which is recognized when the repair work is completed.

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

Bank deposits and marketable securities
Bank deposits consist of term deposits with an original maturity of more than three months. The Company’s marketable securities represent highly liquid investments and are acquired principally for the purpose of generating a profit from short-term fluctuation in prices. All purchases and sales of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. All marketable securities are classified and accounted as trading investments and accordingly, reported at fair value ,with changes in fair value recognized in the consolidated statement of income. Interest and dividend income is recognized when earned.

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
The changes in the allowance for doubtful accounts for the years ended March 31, 2009, 2008 and 2007 were as follows:

	Year ended March 31,
	2009	2008	2007
Balance at the beginning of the year	$1,784	$364	$373
Charged to operations	535	1,602	164
Write-off, net of collections	(218)	(126)	(132)
Reversal	(77)	(61)	(65)
Translation adjustment	(89)	5	24

Balance at the end of the year	$1,935	$1,784	$364

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

Property and equipment
Property and equipment are stated at historical cost and depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset description	Asset life (in years)
Buildings	20
Computers and software	3-4
Furniture, fixtures and office equipment	4-5
Vehicles	3
Leasehold improvements	Lesser of estimated useful life or lease term
Assets acquired under capital leases are capitalized as assets by the Company at the lower of the fair value of the leased property or the present value of the related lease payments or where applicable, the estimated fair value of such assets. Assets under capital leases and leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the assets.
Advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date are disclosed under the caption capital work-in-progress (See Note 4).
Property and equipment are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the property and equipment to the estimated future undiscounted net cash flows expected to be generated by the property and equipment. If estimated future undiscounted cash flows are less than the carrying amount of the property and equipment, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The fair value is determined based on valuation techniques such as discounted cash flows or comparison to fair values of similar assets. There were no impairment charges related to property and equipment recognized during the years ended March 31, 2009, 2008 and 2007.

Software capitalization
Software that has been purchased is included in property and equipment and is amortized using the straight-line method over three years. The cost of internally developed software and product enhancements is capitalized in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software developed or Obtained for Internal Use.” The estimated useful lives of such assets vary between three and four years.

Accounting for leases
The Company leases its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses. Rental expenses for operating leases with step rents are recognized on a straight-line basis over the minimum lease term. Rental expense recognized without a corresponding cash payment is reported as deferred rent in the statement of financial position.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

Goodwill and intangible assets
Goodwill is not amortized but is reviewed for impairment annually or more frequently if indicators arise. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair value used in this evaluation is estimated based upon discounted future cash flow projections for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions.
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

Weighted average
amortization period (in
Asset description	months)
Customer contracts	100
Customer relationship	90
Intellectual property rights	36
Leasehold benefits	48
Covenant not-to-compete	48

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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
Eligible employees of the Company in the United States participate in a savings plan (“the Plan”) under Section 401(k) of the United States Internal Revenue Code (“the Code”). The Plan allows for employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions to the Plan. The Plan provides that the Company can make optional contributions up to the maximum allowable limit under the Code.
Eligible employees of the Company in the United Kingdom contribute to a defined contribution pension scheme and an equal amount is contributed by the Company. The pension expense represents contributions payable to the fund by the Company. The assets of the scheme are held separately from those of the Company in an independently administered fund.
The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of income (See Note 9).

Defined benefit plan
Employees in India and Sri Lanka are entitled to benefits under the Gratuity Act, a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees at retirement, death, incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment (subject to a maximum of approximately $9 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India and AVIVA Life Insurance Company Private Limited (together “Fund Administrators”) to fund the gratuity liability of two Indian subsidiaries. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. Sri Lanka and five Indian subsidiaries have unfunded gratuity obligations.
On March 31, 2007, the Company adopted the recognition, measurement and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of Financial Accounting Standards Board (“FASB”) Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the balance sheet as of March 31, 2007, with a corresponding adjustment to accumulated other comprehensive income. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, which was previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of SFAS No. 87 “Employers’ Accounting for Pensions”. This amount will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158. The impact of adopting these provisions was an increase in the accrued pension liability of $138 and a decrease in shareholders’ equity of $138 as at March 31, 2007.

Advertising costs
Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs for the years ended March 31, 2009, 2008 and 2007 were $1,760, $1,561 and $1,440, respectively.

Derivative financial instruments
In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) the Company recognizes all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in accumulated other comprehensive income (loss) in the accompanying consolidated statements of shareholders’ equity, which is reclassified into earnings in the same line item associated with the hedged item and in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffectiveness portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded in other income in the consolidated statements of income. Cash flows from the derivative instruments are classified within cash flows from operating activities in the accompanying consolidated statements of cash flows.
On January 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires additional disclosures about the Company’s objectives in using derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and tabular disclosures of the effects of such instruments and related hedged items on the Company’s financial position, financial performance, and cash flows.

Earnings per share
Basic income per share is computed using the weighted-average number of ordinary shares outstanding during the year. Diluted income per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding.
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2009	2008	2007
Numerator:
Net income	$8,078	$9,500	$26,581
Denominator:
Basic weighted average ordinary shares outstanding	42,520,404	42,070,206	38,608,188
Dilutive impact of stock options	588,195	874,822	2,512,309

Diluted weighted average ordinary shares outstanding	43,108,599	42,945,028	41,120,497

Share-based compensation
The Company accounts for share based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.
In accordance with the provisions of SFAS No. 123(R), share based compensation for all awards granted, modified or settled on or after April 1, 2006, that the Company expects to vest, is recognized on a straight line basis over the requisite service period, which is generally the vesting period of the award.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
SFAS No. 123(R) requires the use of a valuation model to calculate the fair value of share-based awards. The Company elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. Restricted Share Units (“RSUs”) are measured based on the fair market value of the underlying shares on the date of grant. The Company has elected to use the “with and without” approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. As a result, the Company only recognizes tax benefit from share-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.
In May 2007, the Government of India extended the fringe benefit tax (“FBT”) to include stock options issued to employees based in India. Under the new legislation, on exercise of an option, employers are responsible for a tax equal to the intrinsic value of an option at its vesting date multiplied by the applicable tax rate. The employer can seek reimbursement of the tax from the employee, but cannot transfer the obligation to the employee. The Company recovers the FBT from certain employee option and RSU holders.
The FBT on options and RSUs payable to the Government of India is recorded as an operating expense and the recovery from the employees is treated as additional exercise price and recorded in shareholders’ equity. The options and RSUs issued subsequent to the introduction of the FBT are recorded at fair value after considering the FBT as an additional component of the exercise price at the grant date. For the years ended March 31, 2009 and 2008, the Company recorded $444 and $2,322, respectively, as FBT charge to operating expenses.

Fair value of financial instruments
The carrying amounts reported in the balance sheets for cash and cash equivalents, bank deposits and marketable securities, accounts receivable, employee receivables, other current assets, accounts payable, short term line of credit, accrued expenses and other current liabilities approximate their fair values due to the short-term maturity of these items. The carrying amount reported in the balance sheet for long term debt approximates its fair value since the debt is a variable rate debt.

Concentration of risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, funds held for clients and accounts receivable. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company’s cash and cash equivalents are invested with financial institutions and banks located in the United States and the United Kingdom. A portion of our surplus funds are also invested in marketable securities and deposits with banks in India and abroad.
Accounts receivable are unsecured and are derived from revenue earned from customers in the travel, banking, financial services and insurance industries based primarily in the United States and the United Kingdom. The Company monitors the credit worthiness of its customers to whom it grants credit terms in the normal course of its business. Management believes there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the consolidated financial statements.

New accounting pronouncements
In April 2009, the Financial Accounting Standards Board (“FASB”) issued Financial Staff Positions (“FSP”) FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2”). FSP FAS 115-2 was issued contemporaneously with FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly” (“FSP FAS 157-4”) and FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (“FSP FAS 107-1”). FSP FAS 115-2 establishes a new model for measuring other-

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income. FSP FAS 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. FSP FAS 107-1 expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, to interim periods. These FSP’s are effective for interim and annual periods ending after June 15 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently assessing the potential impact that the adoption of FSP FAS 157-4 and FSP FAS 115-2 may have on its financial statements. FSP FAS 107-1 will result in increased disclosures in the interim periods.
In December 2008, the FASB issued FSP 132(R) -1 “Employers’ Disclosures about Postretirement Benefit Plan Assets (Statement 132(R))”. The FSP amends SFAS No. 132(R), to require additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plan. The FSP requires employers to provide the fair values of the various categories of plan assets held, classification of level of fair value disclosure in accordance with SFAS No. 157 “Fair value measurement”(“SFAS No. 157”) and the changes during the period attributable to actual return on plan assets and purchase sales and settlements of assets. The FSP is effective for fiscal years ending after December 15, 2009. Adoption of the FSP will result in increased disclosures in the consolidated financial statements.
In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company will adopt FSP 142-3 for all intangible assets acquired on or after April 1, 2009. The impact of the adoption of FSP 142-3 will depend on the nature of intangibles acquired after the date of adoption.
In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS No. 141(R)”). The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for reacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. In April 2009, the FASB issued FSP FAS 141(R) -1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies”, which amends SFAS No. 141(R) by establishing a model to account for certain pre-acquisition contingencies. SFAS No. 141(R) and FSP FAS 141(R)-1 are effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company will adopt SFAS No. 141(R) for all acquisitions consummated on or after April 1, 2009. The impact of the adoption of SFAS No. 141(R) and FSP FAS 141(R) -1 will depend on the nature of acquisitions completed after the date of adoption.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 1” (“SFAS No. 160”). The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated shareholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to noncontrolling interests reported as part of consolidated earnings. Additionally, SFAS No. 160 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company will adopt SFAS No. 160 effective April 1, 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 160 on its consolidated financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

3.	ACQUISITIONS
AVIVA Global Services Singapore Private Limited (“Aviva Global”)
On July 11, 2008, the Company entered into a transaction with Aviva International Holdings Limited (“AVIVA”), comprising a share sale and purchase agreement (“SSPA”) and a master services agreement with Aviva Global Services (Management Services) Private Limited (“AVIVA MSA”). Pursuant to the SSPA with AVIVA, the Company acquired all the shares of Aviva Global Services Singapore Private Limited (“Aviva Global”) in July 2008. This acquisition expands the Company’s market share in target industries, extends the Company’s scale and bolsters the Company’s service offerings in the insurance industry.
Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. The Company had previously provided BPO services to AVIVA from the Sri Lankan facility pursuant to a Build-Operate-Transfer (“BOT”) contract. Aviva Global had exercised its option and acquired the Sri Lanka business on July 2, 2007. With the acquisition of Aviva Global, the Company acquired the Bangalore operations and resumed control of the Sri Lanka operations. The Company also provided BPO services to AVIVA pursuant to BOT contract through its wholly owned subsidiary, NTrance Customer Services Private Limited (“Ntrance”), from its facility in Pune, India, which has remained with the Company as a result of this transaction. In addition, third party BPO providers provided BPO services to Aviva Global under similar BOT contracts from a facility in Chennai, India through Customer Operational Services (Chennai) Private Limited (“COSC”) and a facility in Pune, India through Noida Customer Operations Private Limited (“NCOP”). Aviva Global exercised its option to require the third party BPO providers to transfer COSC and NCOP to Aviva Global. The transfers of COSC and NCOP to Aviva Global were completed on July 21, 2008 and August 10, 2008, respectively. Consequent to the above transfers, Aviva Global has five subsidiaries, namely Aviva Global Shared Services Private Limited, Aviva Global Services (Bangalore) Private Limited (together with Aviva Global Shared Services Private Limited, “Aviva Bangalore”), Aviva Global Services Lanka (Private) Limited (“Aviva Sri Lanka”), COSC and NCOP (“Aviva Global and its subsidiaries”).
The results of operations of Aviva Bangalore and Aviva Sri Lanka have been included in the Company’s consolidated statement of income from July 11, 2008. The results of operations of COSC and NCOP have been included in the Company’s consolidated statement of income from July 21, 2008 and August 10, 2008, respectively.
The initial purchase price paid to AVIVA for the acquisition of Aviva Global and its subsidiaries was $225,204, subject to adjustments for cash, debt and the net asset values of COSC and NCOP as of their respective transfer dates to Aviva Global. In addition, the Company paid for the acquisitions of COSC and NCOP at the net purchase price of $13,554 and $2,062, respectively, subject to closing account adjustments as of their respective transfer dates to Aviva Global. The closing account adjustments were completed as at March 31, 2009 pursuant to which the Company paid $350 for COSC and $1,465 for NCOP and received $1,742 from AVIVA towards final settlement. The final purchase price for the acquisition was $249,093, including direct transaction costs of $8,200.
The total purchase price of the Aviva Global and its subsidiaries acquisition has been allocated to the assets acquired and liabilities assumed based on a preliminary determination of their fair value, using management’s estimates and assumptions. The purchase price allocation resulted in a negative goodwill amounting to $2,919 which was adjusted on a pro-rata basis to intangible assets and property and equipment.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The following table summarizes the preliminary allocation:

Amount
Cash	$17,118
Accounts receivable	16,176
Other assets	10,751
Property and equipment	15,912
Intangible assets
— Customer relationships	45,892
— Customer contracts	175,681
— Leasehold benefits	1,835
Current liabilities	(25,504)
Deferred tax liability	(8,768)

Total purchase consideration	$249,093

Pursuant to the AVIVA MSA, the Company has agreed to provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of this agreement, the Company has agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, the Company has the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. The Company has valued intangible for customer contracts and customer relationships using the income approach by discounting future cash flows and tax amortization benefit. The customer relationships and customer contracts are being amortized over the duration of the AVIVA MSA, being a period of eight years and four months.
Leasehold benefits represent beneficial property lease arrangements of other Aviva Global subsidiaries, which have been valued based on Comparative Income Differential Method (“CIDM”) and are being amortized over the remaining period of the respective property lease agreements.
NCOP and Ntrance had certain leasehold property agreements containing a purchase option clause in favor of Aviva Global at an agreed price of $3,300 and $2,100, respectively, which was less than the actual market price of the properties on the date of acquisition. Subsequent to the acquisition, the Company has exercised the option to purchase both of the premises and completed the purchase. Accordingly, the beneficial purchase options have been valued at $5,704 by the Company, based on the CIDM, which estimates the income differential an asset is expected to generate relative to its absence. The purchase option plus the beneficial purchase option values totaling approximately $11,100 have been recorded as “Building” under property and equipment and is being amortized over the estimated life of the building of 20 years.
As part of acquisition of Aviva Global, the Company formalized a plan to restructure the operations of COSC, pursuant to which a significant portion of the leased premises of Chennai were surrendered to the landlord by March 2009. Consequently, the Company valued leasehold improvement pertaining to those surrendered portions at zero value and also recorded minimum lease rentals totaling $914 calculated from the date of acquisition until March 2009, as a liability. The above plan did not entail any employee terminations or relocations.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
Chang Limited (together with its subsidiary Call 24-7 Limited, “Call 24-7”)
On April 7, 2008, the Company completed the acquisition of the entire share capital of Chang Limited, UK along with its subsidiary, Call 24-7 Limited, the key operating entity (collectively referred to as “Call 24-7”). Call 24-7 provides a consolidated suite of services towards accident management, including credit hire and credit repair for “Non-fault” repairs business. Non-fault services are mainly credit hire and credit repair services provided when an individual has an accident where they are not at fault but have a damaged car which needs repairing. The car is repaired at no cost to the customer, with the bill being paid for by the insurance company of the at-fault parties. The Company is in the process of integrating Call 24-7 into WNS Auto Claims BPO. This acquisition strengthens the Company’s position in accident claims management in the UK, enabling the Company to leverage its cost-efficient claims processing, technology and engineering and collision-repair expertise to deliver quality service throughout the accident-management process. While the existing WNS Assistance auto claims BPO business focuses on the “Fault” repairs market, this acquisition leverages the “Non-fault” repairs business. The results of operations of Call 24-7 have been included in the Company’s consolidated statement of income from April 1, 2008.
The initial purchase price for the acquisition was a cash payment of British Pound (“£”) 8,425 ($16,767) subject to post-closing adjustments, plus direct transaction costs of $398 and a contingent earn out of up to £1,600 ($3,200) based on certain agreed performance metrics for the fiscal year ending March 31, 2009.
During the year, the closing accounts adjustments were completed with the seller. Based on negotiations with the seller, the contingent earn out consideration is no longer payable. The purchase consideration was adjusted based on the outcome of these adjustments and the purchase price was reallocated between the net assets acquired and goodwill recorded. The final purchase price for the acquisition was £7,325 ($14,577) plus direct transaction costs of $494.
The total cost of the acquisition has been allocated to the assets acquired and liabilities assumed based on their fair values. The following table summarizes the allocation:

Amount
Cash	$3
Accounts receivable	12,475
Other assets	6,495
Property and equipment	526
Intangible asset — customer relationships	7,519
Goodwill	13,683
Current liabilities	(23,523)
Deferred tax liability	(2,107)

Total purchase consideration	$15,071

The Company has valued the intangible for customer relationships using the income approach by discounting future cash flows and tax amortization benefit and is being amortized over a period of five years.
Business Applications Associates Limited (“BizAps”)
On June 12, 2008, the Company acquired all outstanding shares of Business Applications Associates Limited (“BizAps”), a provider of systems applications and products (“SAP”) solutions to optimize enterprise resource planning (“ERP”) functionality for finance and accounting processes. The acquisition of BizAps enables the Company to further assist global customers in transforming shared services finance and accounting functions, such as purchase-to-pay and order-to-cash. Based in the UK and the US, with development capability in China, BizAps offers SAP optimization services and SAP certified solutions designed to simplify SAP roll-out and enhance

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
functionality for internal and outsourced shared services centers. The results of operations of BizAps have been included in the Company’s consolidated statement of income from June 1, 2008.
The purchase price for the acquisition was a cash payment of £5,000 ($9,749) plus direct transaction costs of $469. The consideration also includes a contingent earn-out consideration of up to of £4,500 ($9,000) based on satisfaction of certain performance obligation over a two-year period as set out in the share purchase agreement which will be recorded as additional goodwill when the contingency is resolved. For the year ended March 31, 2009, no earn out was paid to the sellers.
In July 2008, the Company also issued RSUs to certain employees of BizAps with the market value of such RSUs as of the date of grant aggregating £500 ($1,000). Such issuance of RSUs was accounted for as share-based compensation charge on the date of grant.
The total estimated cost of the acquisition has been allocated to the assets acquired and liabilities assumed based on a determination of their fair value. The following table summarizes the allocation:

Amount
Cash	$182
Accounts receivable	2,168
Other assets	239
Property and equipment	93
Intangible assets
— Customer relationships	2,425
— Intellectual property rights	2,888
— Other	614
Goodwill	3,667
Current liabilities	(1,184)
Deferred tax liability	(874)

Total purchase consideration	$10,218

The Company has valued the customer relationship using the income approach and intellectual property rights are valued using the replacement cost approach.
Customer relationships, intellectual property rights and other intangible assets are being amortized over five years, three years and two years, respectively.
Marketics Technologies (India) Private Limited
On May 8, 2007, the Company completed the acquisition of Marketics Technologies (India) Private Limited (“Marketics”), a provider of offshore analytics services. This acquisition strengthened the Company’s position in this line of business. Among other things, with this acquisition the Company acquired expertise in offshore analytics, a fast-growing area of the BPO business, which enabled the Company to gain access to a few prominent clients in the United States. The results of operations of Marketics have been included in the Company’s consolidated statement of income from May 1, 2007.
The consideration for the acquisition was an initial cash payment of $30,000 plus direct transaction costs of $1,400. The initial cash payment of $30,000 was made in May 2007, of which $2,500 was held in escrow to be paid out to the selling shareholders along with a contingent earn-out payment tied to performance. The Company acquired 75.1% of the equity shares of Marketics and the remaining 24.9% kept in escrow to be transferred to the Company upon payment of the contingent earn-out payment. The Company accounted for 100% of the operations from May 1, 2007 as there were no likely conditions that would preclude the transfer of shares held in escrow. At March 31,

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
2008, the earn-out was estimated at $33,699 and accordingly recorded as additional goodwill. During the year ended March 31, 2009, the earn-out was paid to the sellers with the release of the amount held in escrow and acquisition by the Company of the balance 24.9% shares of Marketics.
The total cost of acquisition was allocated to the assets acquired and liabilities assumed based on a determination of their fair value. The following table summarizes the allocation:

Amount
Cash	$1,834
Accounts receivable	2,131
Other assets	562
Property and equipment	190
Intangible -Customer relationship	8,960
Goodwill	54,469
Current liabilities	(1,170)
Deferred tax liability	(1,877)

Total purchase consideration	$65,099

The weighted average amortization period for intangibles is 60 months.
Flovate Technologies Limited
On June 11, 2007, the Company acquired the entire share capital of Flovate Technologies Limited (“Flovate”), of which the CEO of a division of a subsidiary of the Company in UK was a majority shareholder, for a total cash consideration of $6,159 including $221 of transaction costs. The Company also paid $1,384 held in escrow, to be released to the selling shareholders of Flovate by June 2008 upon the software acquired being upgraded as specified in the purchase agreement. Flovate is a software company and the auto claims handling software of Flovate is used by the Company in its auto claims business in the UK.
The total purchase consideration was allocated to the assets acquired and liabilities assumed based on a determination of their fair value as customer relationship intangible of $652, intellectual property rights of $1,839 and net tangible assets of $380 with the residual allocated to goodwill of $3,288. The weighted average amortization period for intangibles from the date of purchase is 42 months.
The Company had a pre-existing relationship with Flovate for provision of services related to the auto claims handling software. There was no gain or loss recognized on settlement of this relationship.
PRG Airlines Services Limited and GHS Holdings LLC
The Company acquired the business of PRG Airlines Services Limited (“PRG”) in August 2006 and GHS Holdings LLC (“GHS’) in September 2006 for an aggregate amount of $1,145 which included transaction costs of $110. PRG is in the business of conducting fare audits for airlines to identify inaccuracies in the fare, class and others with a view to recover revenue leakages from the airline customer. GHS provides finance and accounting services to restaurants and pizza centers. The Company recorded $897 of goodwill, $166 of identifiable intangible assets and $82 of net tangible assets in connection with these acquisitions.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The pro forma consolidated results of operations assuming the acquisitions of Aviva Global and Call 24-7 occurred at the beginning of the respective periods are as follows:

	Year ended		Year ended
	March 31, 2009		March 31, 2008
		Pro-forma		Pro-forma
	As reported	(Unaudited)	As reported	(Unaudited)
Revenue	$539,264	$561,160	$459,867	$573,258
Income (loss) before income taxes and minority interest	11,093	8,366	14,694	(6,026)
Net income (loss)	8,078	5,351	9,500	(11,220)
Basic income(loss) per share	$0.19	$0.13	$0.23	$(0.27)
Diluted income (loss) per share	$0.19	$0.12	$0.22	$(0.27)
The unaudited pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable and is not necessarily indicative of the Company’s consolidated financial position or results of operations of future periods or the results that actually would have been achieved had the Company been a combined company during the periods presented. The unaudited pro forma supplemental information includes incremental intangible asset amortization, adjusted revenue as per the AVIVA MSA and other charges as a result of the acquisitions, net of the related tax effects.
The pro forma results of operations have not been presented for BizAps as the effect of this acquisition is not material. The 2008 pro forma results of operations have not been presented for Marketics and Flovate as the effects of these acquisitions, individually and in the aggregate, were not material.

4.	PROPERTY AND EQUIPMENT
The major classes of property and equipment are as follows:

	March 31,
	2009	2008
Building (Refer Note 3 — Acquisition of Aviva Global)	$11,048	$—
Computers and software	49,010	46,937
Furniture, fixtures and office equipment	43,556	37,675
Vehicles	2,582	2,898
Leasehold improvements	31,764	24,349
Capital work-in-progress	8,181	4,446

	146,141	116,305
Accumulated depreciation and amortization	(90,149)	(65,465)

Property and equipment, net	$55,992	$50,840

Depreciation expense, including amortization of assets recorded under capital leases, amounted to $21,789, $18,452 and $14,766 for the years ended March 31, 2009, 2008 and 2007, respectively. Capital work-in-progress includes advances for property and equipment of $1,054 and $124 as at March 31, 2009 and 2008, respectively.
Computers on capital leases at March 31, 2009 and 2008 were $142 and $1,555, respectively. The related accumulated amortization at March 31, 2009 and 2008 was $85 and $1,545, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

5.	GOODWILL AND INTANGIBLES
The components of intangible assets are as follows:

	March 31, 2009
		Accumulated
	Gross	amortization	Net
Customer contracts	$187,979	$27,468	$160,511
Customer relationships	63,151	10,701	52,450
Intellectual property rights	4,431	1,703	2,728
Leasehold benefits	1,835	330	1,505
Covenant not-to-compete	327	149	178

	$257,723	$40,351	$217,372

	March 31, 2008
		Accumulated
	Gross	amortization	Net
Customer contracts	$13,792	$13,757	$35
Customer relationships	12,212	4,200	8,012
Intellectual property rights	1,863	517	1,346
Covenant not-to-compete	100	100	—

	$27,967	$18,574	$9,393

The increase in gross carrying amount of intangibles during the year ended March 31, 2009 is the result of intangibles acquired in business acquisitions.
The amortization expenses amounted to $24,912, $2,869 and $1,896 for the years ended March 31, 2009, 2008 and 2007, respectively. As discussed in Note 6, accumulated amortization included impairment loss on customer contract and customer relationship amounting to $4,779 and $1,580 respectively for the year ended March 31, 2008.
The estimated annual amortization expense based on current intangible balances is as follows:

Year ending March 31,	Amount
2010	$31,557
2011	31,176
2012	30,213
2013	28,297
2014	26,647
Thereafter	69,482

$217,372

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The changes in the carrying value of goodwill by segment (refer to note 15) were as follows:

	WNS	WNS
	Global	Auto Claims	Total
Balance at March 31, 2007	$13,937	$23,419	$37,356
Goodwill arising on acquisition
Marketics	54,469	—	54,469
Flovate	—	3,288	3,288
Impairment on goodwill (Refer Note 6)	(8,889)	—	(8,889)
Foreign currency translation	728	518	1,246

Balance at March 31, 2008	$60,245	$27,225	$87,470
Goodwill arising on acquisition
Call 24-7	—	13,683	13,683
BizAps	3,667	—	3,667
Foreign currency translation	(11,849)	(11,292)	(23,141)

Balance at March 31, 2009	$52,063	$29,616	$81,679

6.	LOSS OF CLIENT
In September 2007, one of WNS’ clients, First Magnus Financial Corporation (“FMFC”), a US mortgage service company, informed WNS that the prevailing business relationship between the two entities was terminated with effect from August 16, 2007 as FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. Revenue from FMFC was classified under the WNS Global BPO segment. With the acquisition of Trinity Partners Inc (“Trinity”) in November 2005, WNS had significantly increased its presence in the mortgage industry. FMFC and its associated companies comprised the bulk of customers acquired in connection with this acquisition. In addition, the US mortgage market continued to be difficult, weak and uncertain and therefore WNS’ other mortgage clients also scaled down their existing operations with the Company. The Company is uncertain when this market will rebound. As a result of these indicators of impairment, the Company tested the related goodwill and intangible assets for impairment at September 30, 2007 and concluded that the entire goodwill and intangibles acquired in the purchase of Trinity were impaired. Accordingly, the Company recorded an impairment charge of $8,889 for the goodwill, $6,359 for the intangibles and $216 for other assets in the WNS Global BPO segment during the year ended March 31, 2008. The amount of the claims filed by the Company in FMFC’s Chapter 11 case total $15,575; however the realizability of these claims cannot be determined at this time.

7.	INCOME TAXES
The domestic and foreign source component of income (loss) before income taxes is as follows:

	Year ended March 31,
	2009	2008	2007

Domestic	$(5,729)	$(1612)	$2,453
Foreign	16,822	16,306	26,702

Income before income taxes and minority interest	$11,093	$14,694	$29,155

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The Company’s provision (benefit) for income taxes consists of the following:

	March 31,
	2009	2008	2007
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	12,024	10,581	6,696

	12,024	10,581	6,696

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(8,722)	(5,387)	(4,122)

	$3,302	$5,194	$2,574

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on enacted tax rates in each subsidiary’s jurisdiction.
A majority of the Company’s Indian operations are eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit is available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2010. The Company had 14 delivery centers for the year ended March 31, 2009 eligible for the income tax exemption, which expires on April 1, 2009 for one unit and on April 1, 2010 for the rest. The Company also has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption till fiscal 2022. The Company’s operations in Sri Lanka are also eligible for income tax exemption which expires on March 31, 2011.
If the income tax exemption was not available, the additional income tax expense at the statutory rate in India and Sri Lanka would have been approximately $16,077, $11,511 and $9,204 for the years ended March 31, 2009, 2008 and 2007, respectively. The impact of such additional tax on basic and diluted income per share for the year ended March 31, 2009 would have been approximately $0.38 and $0.37, respectively ($0.27 and $0.27, respectively, for the year ended March 31, 2008 and $0.24 and $0.22, respectively, for the year ended March 31, 2007).
The following is a reconciliation of the Jersey statutory income tax rate with the effective tax rate:

	Year ended March 31,
	2009	2008	2007
Net income before taxes	$11,093	$14,694	$29,155
Enacted tax rates in Jersey	0%	0%	0%

Statutory income tax	—	—	—
Provision due to:
Foreign minimum alternative taxes and state taxes	213	75	—
Differential foreign tax rates	3,045	4,997	2,138
Other (permanent differences)	44	122	436

Provision for income taxes	$3,302	$5,194	$2,574

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The components of deferred tax assets and liabilities are as follows:

	March 31,
	2009	2008
Deferred tax assets:
Property and equipment	$6,952	$3,223
Net operating loss carry forward	5,686	292
Accruals deductible on actual payment	1,396	1,363
Share-based compensation	3,565	1,567
Minimum alternate tax	5,313	2,922
Others	47	13

Total deferred tax assets	22,959	9,380
Less: Valuation allowances (a)	(3,821)	(283)

Deferred tax assets, net of valuation allowances	19,138	9,097

Deferred tax liabilities:
Property and equipment	(23)	(220)
Intangibles	(11,734)	(2,249)

Total deferred tax liabilities	(11,757)	(2,469)

Net deferred tax assets	$7,381	$6,628

(a)	The change in valuation allowance of $3,538 is primarily the result of valuation allowance recognized on deferred tax assets on net operating losses of a foreign jurisdiction for the year ended March 31, 2009, where the Company believes that it is more likely than not, based on available evidence that the asset will not be realized.
Effective April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the Company recognized a $1,346 increase in the liability for unrecognized tax obligations related to tax positions taken in prior periods. This increase included an interest cost of $271. This increase was accounted for as an adjustment to retained earnings in accordance with the provisions of FIN 48. The Company records penalties and interest on tax obligations as income tax expense.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The following table summarizes the activities related to the Company’s unrecognized tax benefits for uncertain tax positions:

	Year ended March 31
	2009	2008
Opening balance	$17,038	$15,856
Increase related to prior year tax positions	81	63
Increase on account of business combinations	106	—
Increase related to current year tax positions	4,519	—
Effect of exchange rate changes	(4,791)	1,119

Closing balance	$16,953	$17,038

The total unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate, were $16,847 and $17,038 as at March 31, 2009 and 2008, respectively. During the years ended March 31, 2009 and 2008, the Company recognized $81 and $63, respectively, as interest on tax obligations. As at March 31, 2009 and 2008, the Company has accrued $439 and $358 respectively as interest on tax obligations. As at March 31, 2009, corporate tax returns years ended March 31, 2006 and onwards remain subject to examination by tax authorities in India.
At March 31, 2009, the Company had net operating loss carry forward aggregating to $22,164 in India which expires between 2012 and 2014 and unabsorbed depreciation carry forward aggregating to $17,820 which does not have any expiration. The Company has not recorded deferred tax assets on losses and unabsorbed depreciation aggregating to $39,984 as there is uncertainty regarding the availability of such amounts to offset taxable income in subsequent years. The Company expects to make that determination after the tax holiday period ends.
At March 31, 2009, the Company had tax benefits carried forward in the US pertaining to exercise of options amounting to $5,476 which expires on 2027.
Deferred income taxes on undistributed earnings of foreign subsidiaries have not been provided as such earnings are deemed to be permanently reinvested.
In January 2009, the Company received an order from the Indian tax authorities that could give rise to an estimated $14,300 in additional taxes, including interest of $4,400. The Company has contested the order and believes that it is more likely than not that the Company’s position will prevail in the ultimate outcome of the matter.

8.	DEFERRED REVENUE
Deferred revenue comprises of:

	March 31,
	2009	2008
Payments in advance of services	$8,260	$6,728
Advance billings	312	1,601
Claims handling	329	508
Other	243	502

	$9,144	$9,339

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

9.	RETIREMENT BENEFITS

Defined contribution plans
During the years ended March 31, 2009, 2008 and 2007, the Company contributed the following amounts to defined contribution plans:

	Year ended March 31,
	2009	2008	2007
Provident fund — India	$5,361	$5,107	$3,153
Pension scheme — UK	609	569	542
401(k) plan — US	519	601	422

	$6,489	$6,277	$4,117

Defined benefit plan — gratuity
The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plans assets for the years ended March 31, 2009 and 2008, and the accumulated benefit obligation at March 31, 2009 and 2008, as follows:

	Year ended March 31,
	2009	2008
Change in projected benefit obligations
Obligation at beginning of the year	$2,254	$1,271
Translation adjustment	(702)	95
Service cost	838	437
Interest cost	277	114
Benefits paid	(304)	(119)
Business combinations	765	(24)
Actuarial loss	377	480

Benefit obligation at end of the year	$3,505	$2,254

Change in plan assets
Plan assets at beginning of the year	$550	$500
Translation adjustment	(105)	40
Actual return	(26)	44
Actual contributions	240	85
Benefits paid	(304)	(119)

Plan assets at end of the year	$355	$550

Funded status	$(3,150)	$(1,704)
Current	(580)	(160)
Non-current	(2,570)	(1,544)

Net amount recognized	(3,150)	(1,704)

Accumulated benefit obligation at end of the year	$2,326	$1,577

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The net periodic gratuity costs for the years ended March 31, 2009, 2008 and 2007 were as follows:

	Year ended March 31,
	2009	2008	2007

Service cost	$838	$437	$490
Interest cost	277	114	53
Expected return on plan assets	(51)	(38)	(35)
Actuarial loss	238	8	35

Net periodic gratuity cost for the year	$1,302	$521	$543

Changes in net actuarial loss recognized in accumulated other comprehensive (loss) income during the year ended March 31, 2009 and 2008 were as follows:

	Year ended March 31,
	2009	2008
Net actuarial loss	$(435)	$(476)
Amortization of net actuarial loss	235	11
Translation	150	(21)

Total	$(50)	$(486)

The assumptions used in accounting for the gratuity plan are set out as below:

	Year ended March 31,
	2009	2008	2007
Discount rate	7%-9.95%	7.6-10.25%	9.8%
Rate of increase in compensation levels	10%-15% for 5 years and 9% thereafter	11%-15% for 5 years and 7% thereafter	9%-11% for 5 years and 7%-9% thereafter
Rate of return on plan assets	7.5%	7.5%	7.5%
The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium. Plan assets are invested in lower risk assets, primarily debt securities.
The Company expects to contribute $2,481 for the year ended March 31, 2010. The expected benefit payments from the fund as of March 31, 2009 are as follows:

Year ending March 31,	Amount
2010	$862
2011	1,016
2012	1,115
2013	1,157
2014	1,098
2015-2019	3,349

$8,597

The amount included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended March 31, 2010 is $228. No plan assets are expected to be returned to the Company during the year ended March 31, 2010.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The classification of accumulated other comprehensive income (loss) for the years ended March 31, 2009 and 2008 is as follows:

	Year ended March 31,
	2009	2008
Cumulative translation adjustments	$(32,605)	$18,607
Unrealized losses on cash flow hedges	(16,430)	(3,763)
Net actuarial loss on pension plans	(675)	(624)

Total	$(49,710)	$14,220

11.	SHAREHOLDERS’ EQUITY
WNS Holdings has one class of ordinary shares and the holder of each share is entitled to one vote per share. Ordinary shares subscribed relate to options exercised as of the year end but the corresponding shares were not issued at year end.

12.	SHARE BASED COMPENSATION
Share-based compensation expense recognized during the years ended March 31, 2009, 2008 and 2007 were as follows:

	Year ended March 31,
	2009	2008	2007
Share-based compensation recorded in
Cost of revenue	$3,647	$2,436	$995
Selling, general and administrative expenses	9,775	4,380	2,688

Total share-based compensation	$13,422	$6,816	$3,683

Recognized income tax benefit	$(3,002)	$(1,574)	$(671)

Share-based options
The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to three years. The Company settles employee share-based option exercises with newly issued ordinary shares. As of March 31, 2009, the Company had 1,666,215 ordinary shares available for future grants. A summary of option activity under the Plans as of March 31, 2009, and changes during the year then ended is presented below:

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

		Weighted	Weighted average	Aggregate
		average	remaining contract	intrinsic
	Shares	exercise price	term (in years)	value
Outstanding at April 1, 2008	2,058,987	$13.46	7.86	$4,096
Granted	—
Forfeited	(70,496)	9.62
Lapsed	(26,667)	9.51
Exercise of options	(84,419)	6.96

Outstanding at March 31, 2009	1,877,505	$13.74	6.77	Nil

Options vested and expected to vest	1,575,415	$13.74	6.77	Nil
Options exercisable	1,562,676	$11.75	6.52	Nil
The aggregate intrinsic value is nil as the exercise price of the underlying options is higher than the closing stock price of $5.20 of the Company’s ADS (one ADS is equivalent to one ordinary share) on March 31, 2009.
The aggregate intrinsic value of options exercised during the years ended March 31, 2009, 2008 and 2007 was $652, $4,005 and $55,466, respectively. The total grant date fair value of options vested during the years ended March 31, 2009, 2008 and 2007 was $3,840, $4,365 and $2,197, respectively. Total cash received as a result of option exercises during the year ended March 31, 2009 was approximately $803.
As of March 31, 2009, there was $1,634 of unrecognized compensation cost related to unvested outstanding share options, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.5 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, compensation expense related to these options will be different from the Company’s expectations.
The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table presents the weighted average assumptions used to estimate the fair value of options granted during the years ended March 31, 2008 and 2007:

	Year ended March 31,
	2008	2007
Expected life	3.5 years	6 years
Risk free interest rates	4.5%	4.9%
Volatility	29.9%	48.6%
Dividend yield	0%	0%
The expected life of options granted till March 31, 2007 was based on the mid-point of the vesting and contracted term of the options. Effective April 1, 2007, the expected term is based on the historic exercise pattern of the Company’s employees. Effective April 1, 2008, the volatility has been calculated based on the volatility of the Company’s shares. Prior to this, the volatility was calculated based on the historic volatility of similar public companies. The risk free rate is based on the United States Federal Reserve rates. Forfeitures are estimated based on the Company’s historical analysis of actual stock option forfeitures. The Company does not currently pay cash dividends on its ordinary shares and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero. The weighted average grant date fair value of options granted during the years ended March 31, 2008 and 2007 was $7.11 and $11.74, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

Restricted Shares Units
The 2006 Incentive Award Plan also allows for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.
A summary of RSU activity under the 2006 Incentive Award Plan as of March 31, 2009, and changes during the year then ended is presented below:

		Weighted	Weighted average
		average	remaining contract	Aggregate
	Shares	fair value	term (in years)	intrinsic value
Outstanding at April 1, 2008	586,306	$24.11	8.93	$7,311
Granted	1,342,205	13.39
Vested/exercised	(159,884)	12.93
Forfeited	(152,115)	14.74

Outstanding at March 31, 2009	1,616,512	$10.89	8.88	$2,055

RSUs expected to vest	1,386,321	$10.89	8.88	$1,763
RSUs exercisable	71,235	$5.33	8.05	$101
The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. For grants to employees based in India, the recovery of FBT is considered as the exercise price of the grants. Accordingly, the fair value of such RSUs is estimated on the date of grant using the Black-Scholes -Merton option pricing model. The following table presents the weighted average assumptions for estimating the fair value of RSUs granted to employees based in India. The basis of these assumptions is similar to the basis of assumptions used for estimating the fair value of options.

	Year ended March 31,
	2009	2008
Expected life	2.4 years	2 years
Risk free interest rates	2.2%	4.4%
Volatility	33.7%	29.1%
Dividend yield	0.0%	0%
As of March 31, 2009, there was $13,879 of unrecognized compensation cost related to unvested RSU, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.4 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share based compensation related to these RSUs will be different from the Company’s expectations.
The weighted average grant date fair value of RSUs granted during the year ended March 31, 2009, 2008 and 2007 was $13.39, $21.68 and $22.26 per ADS respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2009 and 2008 was $2,041 and $1,544, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2009, 2008 and 2007 was $4,811, $2,142 and nil, respectively. Total cash received as a result of option exercises during the year ended March 31, 2009 was approximately $185.
In connection with the exercises of options and vesting of RSUs, the Company receives tax benefits in the US and the UK tax jurisdiction, which is equal to the difference between the exercise price and the market price on the date of exercise. Such tax benefit realized by the Company for the years ended March 31, 2009, 2008 and 2007 were $2,378, $2,750 and $5,899, respectively. Of the total tax benefits realized, the excess tax benefits from share-based compensation of $2,226, $1,613 and $5,692 were reclassified in the consolidated statements of cash flows from cash

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
flows from operating activities to cash flows from financing activities, for the years ended March 31, 2009, 2008 and 2007, respectively.

13.	RELATED PARTY TRANSACTIONS

Name of the related party	Relationship
Warburg Pincus and its affiliates	Principal shareholder
British Airways Plc. (up to July 31, 2006)	Principal shareholder and significant customer
Flovate Technologies Limited (“Flovate”) (up to June 10, 2007) (Refer Note 3)	A company of which a member of management is a principal shareholder
Datacap Software Private Limited (“Datacap”)	A company of which a member of management is a principal shareholder
HDFC Limited	A company having a director in common with WNS Holdings
Mahindra & Mahindra Limited	A company having a director in common with WNS Holdings
Singapore Telecommunications Limited	A company having a director in common with WNS Holdings
The transactions and the balance outstanding with these parties are described below:

				Amount receivable (payable)
	Year ended March 31,			at March 31,
Nature of transaction/related party	2009	2008	2007	2009	2008
Revenue
British Airways	$—	$—	$4,913	$—	$—
Warburg Pincus and its affiliates	3,242	3,466	2,157	64	586
Cost of revenue
Flovate	—	236	1,849	—	—
Warburg Pincus and its affiliates	1	—	—	—	—
Datacap	1	—	—	—	—
Singapore Telecommunications	274	—	—	(37)	—
Mahindra & Mahindra Limited	4	—	—	—	—
Selling, general and administrative expense
Warburg Pincus and its affiliates	108	189	202	(5)	—
Flovate	—	130	554	—	—
Datacap	29	26	37	—	—
Property and equipment additions
Warburg Pincus and its affiliates	2	702	2,112	—	6
Flovate	—	394	2,163	—	—
Datacap	5	—	—	—	—
Other income
Warburg Pincus and its affiliates	—	25	—	—	—
Flovate	—	36	368	—	—
Interest expenses		—	—	—	—
HDFC Limited	269	—	—	—	—

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
During the year ended March 31, 2009, the Company availed a short term loan amounting to Rs. 440,000 ($10,036) from HDFC Limited, which is a related party, at an interest rate of 15.5% per annum. This loan was repaid in the current year.

14.	OTHER (EXPENSE) INCOME, NET
Other (expense) income, net comprises of:

	Year ended March 31,
	2009	2008	2007
Foreign exchange gain (loss), net	$(8,310)	$2,943	$(1,388)
Interest income	1,869	5,254	3,468
Gain on sale of property and equipment, net	58	62	101
Income from securities	179	100	—
Other	565	825	319

Total	$(5,639)	$9,184	$2,500

15.	SEGMENTS
The Company has several operating segments including travel, insurance, auto claims (WNS Assistance and Call 24-7) and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto-claims such as travel, insurance and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). WNS Assistance and Call 24-7 (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria under SFAS No. 131. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.
In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

	Year ended March 31, 2009
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	segments (a)	Total
Revenue from external customers	$322,176	$217,088	$—	$539,264

Segment revenue	$322,917	$217,088	$(741)	$539,264
Payments to repair centers	—	152,891	—	152,891

Revenue less repair payments	322,917	64,197	(741)	386,373

Depreciation	20,930	859	—	21,789
Other costs	251,490	46,987	(741)	297,736

Segment operating income	50,497	16,351	—	66,848
Unallocated share-based compensation expense				(13,422)
Amortization of intangible assets				(24,912)
Other expenses, net				(5,639)
Interest expense				(11,782)

Income before income taxes				11,093
Provision for income taxes				(3,302)

Income before minority interest				7,791

Minority interest				287

Net income				$8,078

Capital expenditure	$21,227	$1,466	$—	$22,693

Segment assets, net of eliminations	$471,258	$80,668	$—	$551,926

Two customers in the WNS Auto Claims BPO segment and one customer in WNS Global BPO accounted for 16.6%, 11.5% and 15.0%, respectively, of the Company’s total revenue for the year ended March 31, 2009. The receivables from these three customers comprised 2.8%, 0.1% and 12.1% of the Company’s total accounts receivables, respectively, as of March 31, 2009.
(a) This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO on a arms length basis for business process outsourcing services rendered by the former to the latter.

	Year ended March 31, 2008
	WNS	WNS	Inter
	Global	Claims	segments (a)	Total
Revenue from external customers	$260,146	$199,721	$—	$459,867

Segment revenue	261,210	199,721	(1,064)	459,867
Payments to repair centers	—	169,510	—	169,510

Revenue less repair payments	261,210	30,571	(1,064)	290,717
Depreciation	17,071	1,381	—	18,452
Other costs	227,909	14,758	(1,064)	241,603

Segment operating income	16,231	14,431	—	30,662
Unallocated share-based compensation expense				(6,816)
Amortization of intangible assets				(2,869)
Impairment of goodwill, intangibles and other assets				(15,464)
Other income				9,184
Interest expense				(3)

Income before income taxes				14,694
Provision for income taxes				(5,194)

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The Company’s revenue by geographic area is as follows:

	Year ended March 31,
	2009	2008	2007
UK	$298,539	$225,920	$189,854
North America	131,521	113,744	80,767
Europe (excludes UK)	107,703	116,864	78,955
Other	1,501	3,339	2,710

	$539,264	$459,867	$352,286

The Company’s long-lived assets by geographic area are as follows:

	March 31,
	2009	2008
UK	$43,405	$32,220
India	103,777	112,056
US	1,881	1,967
Other	205,980	1,460

	$355,043	$147,703

16.	FAIR VALUE MEASUREMENT
Effective April 1, 2008, the Company adopted SFAS No. 157, except as it applies to the non-financial assets and non-financial liabilities subject to FSP FAS 157-2. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with SFAS No. 157, the Company measures cash equivalents, marketable securities and derivative instruments at fair value. Cash equivalents and marketable securities are primarily classified within Level 1 or Level 2. This is because the cash equivalents and marketable securities are valued primarily using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments in inactive markets. Assets and liabilities measured at fair value are summarized below:

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

		Fair value measurement at reporting date using
		Quoted prices in	Significant
		active markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities — current	$8,925	$8,925	$—	$—
Derivative contracts
— current	20,102	—	20,102	—
— non current	6,795	—	6,795	—

Total Assets	$35,822	$8,925	$26,897	$—

Liabilities
Derivative contracts
— current	$16,495	$—	$16,495	$—
— non current	10,393	—	10,393	—

Total liabilities	$26,888	$—	$26,888	$—

Effective April 1, 2008, the Company also adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” , which allows an entity to choose to measure certain financial instruments and liabilities at fair value on a contract-by-contract basis. Subsequent fair value measurement for the financial instruments and liabilities an entity chooses to measure will be recognized in earnings. As of March 31, 2009, the Company did not elect such option for financial instruments and liabilities.

17.	DEBT
Long term debt
On July 11, 2008, the Company entered into a term loan facility agreement with ICICI Bank UK Plc, as agent and ICICI Bank UK Plc and ICICI Bank Canada, as arrangers and lenders. The facility agreement provides for a secured term loan of $200,000 to the Company which was fully utilized by the Company to finance the Aviva Global transaction, described in Note 3 above. In connection with the financing, the Company incurred $1,891 as debt issuance costs, which are deferred and amortized as an adjustment to interest expense over the term of the loan using the effective interest method. The arrangers have since syndicated part of the loan to The Hong Kong and Shanghai Banking Corporation and DBS Bank Limited.
The term loan bears interest at three month US dollar LIBOR plus a margin of 3.5% per annum (3% through January 9, 2009), payable on a quarterly basis. The Company deposited $3,000 as restricted balance fixed deposit with ICICI Bank UK Plc in accordance with the facility agreement to secure payment of interest for a quarter which is recorded under “Deposits” on the consolidated balance sheet. The variable interest rate at March 31, 2009 was 4.85% per annum. Effective October 10, 2008, the Company entered into interest rate swap agreements with the notional amount totaling $200,000, to effectively convert the term loan into a fixed-rate debt and the weighted average effective fixed interest rate on the term loan at March 31, 2009 was 7.30% per annum. The loan is repayable in eight semi-annual installments with the first installment falling due on July 10, 2009. The Company has an option to prepay the whole or a part of the debt without any prepayment penalty by giving ten days’ prior notice to the lenders. Pursuant to the prepayment option, the Company prepaid $5,000 on April 14, 2009.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
Indebtedness under the facility agreement is collateralized by a pledge of shares of certain companies within the WNS Group, and the agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio and ratio of amounts outstanding under the facility agreement to the business value of Aviva Global. As at March 31, 2009, the Company is in compliance with such covenants.
Minimum principal amount due for repayment subsequent to March 31, 2009 is as follows:

For fiscal year ending March 31	$
2010 (including prepayment)	45,000
2011	40,000
2012	50,000
2013	65,000
Short-term line of credit
Short-term line of credit represents amounts outstanding under an overdraft and bill discounting facility available to Call 24-7 from Yorkshire Bank, plc, which bears interest at 2.52% per annum. £1,278 ($1,869) remained unused at March 31, 2009 under this facility. The facility is secured by a charge over the accounts receivables of Call 24-7 and a fixed and floating charge over the assets of Call 24-7.
Further, at March 31, 2009, the Company’s Indian subsidiary also had an unsecured unused line of credit of $7,175 on which interest would be determined on the date of borrowing. As at March 31, 2009, there was no amount outstanding pertaining to this facility.

18.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating rate borrowings.
Cash flow hedges
The Company has instituted a foreign currency cash flow hedging program to protect against the reduction in value of forecasted foreign currency cash flows resulting from forecasted revenue of up to two years denominated in foreign currencies, The Company’s subsidiary in Mauritius uses foreign currency forward and option contracts designated as cash flow hedges to hedge its forecasted revenue transactions denominated in a currency other than its functional currency. The operating subsidiaries in India and the Philippines also hedge a part of their forecasted inter-company revenue denominated in US dollar, British Pound and Euro, with foreign currency forward and option contracts. These hedges mature on a monthly basis and the hedging contracts have a term of up to two years. When the functional currency of the subsidiary strengthens against a currency other than its functional currency, the decline in value of future foreign currency revenue is offset by gains in the value of the derivative contracts designated as hedges. Conversely, when the functional currency of the subsidiary weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The fair value of both the foreign currency forward contracts and options are reflected in other assets or other liabilities as appropriate. The forecasted inter-company revenue relates to cost of revenue of certain subsidiaries and is recorded by those subsidiaries in their functional currency at the time services are provided. The resulting difference upon the elimination of inter-company revenue with the related cost of revenue is recorded in other income.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
The Company has entered into interest rate swap agreements to manage interest rate risk exposure. The swap agreements are for a notional amount of $200,000. The swaps convert the floating rate of three month US $ LIBOR rate under the loan to an average fixed rate of 3.80% per annum. The cash flows under the swap cover the entire tenor of the loan and exactly match the interest payouts under the loan. The interest rate swap effectively modifies the Company’s exposure to interest rate risk by converting the Company’s floating rate debt to a fixed rate basis for the entire term of the debt, thus reducing the impact of interest rate changes on future interest expense. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount.
Other
The Company has entered in to foreign currency average rate option contracts to cover the foreign currency risk associated with the translation of the forecasted profits of up to 12 months of a subsidiary, functional currency of which is not $. The Company’s subsidiary in India has also entered foreign currency forward contracts to hedge a part of the risk associated with its forecasted inter-company revenue denominated in Canadian dollars of up to 24 months. These contracts do not qualify for hedge accounting and have not been designated as hedging instruments under SFAS No. 133. The Company does not uses derivative instruments for trading purposes.
The fair values of derivative instruments are reflected in the consolidated balance sheet as follows:

	March 31, 2009
	Foreign
	exchange	Foreign	Interest
	forward	exchange	rate	Total
	contracts	option contracts	contracts	derivatives
Assets
Derivatives not designated as hedging instruments
Other current assets	$204	$509	—	$713
Other assets — non current	73	40	—	113

Total	$277	$549	—	$826

Derivatives designated as hedging instruments
Other current assets	$10,121	$9,267	—	$19,388
Other assets — non current	197	6,486	—	6,683

Total	$10,318	$15,753	—	$26,071

Total assets	$10,595	$16,302		$26,897

Liabilities
Derivatives not designated as hedging instruments
Other current liabilities	$1	—	—	$1
Derivative contracts	11	—	—	11

Total	$12	—	—	$12

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)

	March 31, 2009
	Foreign
	exchange	Foreign	Interest
	forward	exchange	rate	Total
	contracts	option contracts	contracts	derivatives
Derivatives designated as hedging instruments
Other current liabilities	$12,053	—	$4,440	$16,493
Derivative contracts	4,060	—	6,323	10,383

Total	$16,113	—	$10,763	$26,876

Total liabilities	$16,125	—	$10,763	$26,888

As at March 31, 2008, fair value of derivative instruments designated as hedging instruments was $3,763 and is reported under other current liabilities on the statement of financial position.
The following tables summarize activities in the consolidated statement of income for the year ended March 31, 2009 related to derivative instruments that are classified as cash flow hedges in accordance with SFAS No. 133:
The loss recognized in accumulated other comprehensive income, (effective portion):

Amount
Foreign exchange forward contracts	$(5,795)
Foreign exchange option contracts	(582)
Interest rate swaps	(10,053)

Total loss in accumulated other comprehensive loss	$(16,430)

The gain (loss) reclassified from accumulated other comprehensive income into earnings, (effective portion):

		Amount
Foreign exchange forward contracts	Other (expense) income, net	$(12,384)
Foreign exchange option contracts	Other (expense) income, net	186
Foreign exchange forward contracts	Revenue	335
Foreign exchange option contracts	Revenue	6,046
Interest rate swaps	Interest expense	(696)

Total loss reclassified to earnings		$ (6,513)

The ineffective portion of the loss on interest rate contracts resulting from the hedged interest cash flows no longer considered probable of occurring, amounted to $710 for the year ended March 31, 2009 and is recorded as Other (expense) income, net in the consolidated statement of income. The change in fair value resulting from ineffectiveness for foreign exchange forward and option contracts is insignificant.
For the year ended March 31, 2009, a gain of $668 and $1,611 was recognized in Other (expense) income, net on foreign exchange forward contracts and foreign exchange option contracts, respectively, that are not designated as hedging instruments under SFAS No. 133.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
At March 31, 2009, an unrealized loss of $3,584 on derivative instruments included in other comprehensive income is expected to be reclassified to earnings during the next 12 months.

19.	COMMITMENTS AND CONTINGENCIES

Leases
The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2010 and 2019.
Future minimum lease payments under non-cancelable operating leases consisted of the following at March 31, 2009:

Year ending March 31,	Operating leases
2010	$14,510
2011	9,602
2012	6,843
2013	5,406
2014	3,876
Thereafter	11,671

Total minimum lease payments	$51,908

Rental expense for the years ended March 31, 2009, 2008 and 2007 was $17,981, $14,891 and $9,096, respectively.

Bank guarantees and other
Certain subsidiaries in India hold bank guarantees aggregating $257 and $300 as at March 31, 2009 and 2008, respectively. These guarantees have a remaining expiry term of approximately one to five years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities in India, aggregating to $199 and $979 at March 31, 2009 and 2008, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
Amounts payable for commitments to purchase property and equipment (net of advances), aggregated to $3,015 and $1,826 as at March 31, 2009 and 2008, respectively.
As at March 31, 2009, the Company had an unused line of credit of $7,175.

Contingencies
On March 21, 2009, the Company received an order from the Indian service tax authority, demanding $6,920 of service tax, and related interest and penalty. The Company has contested the order and believes that it is more likely than not that the Company’s position will prevail in the ultimate outcome of the matter.

20.	JOINT VENTURE WITH ACS
On April 3, 2008, the Company formed a joint venture, WNS Philippines, with Advanced Contact Solutions, Inc (“ACS”), a BPO services and customer care provider, in the Philippines. This joint venture is majority owned by the Company (65%) and the balance by ACS and offers contact center services to global clients across industries. This joint venture enables the Company to bring a large scale talent pool to help solve the business challenges of its clients while diversifying the geographic concentration of delivery. Pursuant to the joint venture agreement, the Company has irrevocably granted to ACS a put option to sell all of its shareholding in the joint venture to the Company upon the occurrence of certain conditions, as set forth in the joint venture agreement. The Company also has a call option from ACS to acquire the remaining shareholding on the same day on the occurrence of certain conditions. The Company has concluded that the probability of the put option getting exercised is low considering the conditions attached to it and hence as at the balance sheet date the Company has not recorded any fair value towards the put option. The Company will continue to evaluate the probability of such option being exercised at each

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2009
(Amounts in thousands, except share and per share data)
balance sheet date. During the year ended March 31, 2009, the Company has recorded a minority interests share of the loss of the joint venture amounting to $287 in the consolidated statements of income.

21.	SUBSEQUENT EVENTS
The Company is in the process of restructuring its Indian subsidiaries which involves the amalgamation of the following seven Indian subsidiaries into WNS Global through a Scheme of Amalgamation to be approved by an order of court in India: NTrance Customer Services Private Limited, Marketics Technologies (India) Private Limited, WNS Workflow Technologies (India) Private Limited, WNS Customer Solutions Private Limited, WNS Customer Solutions Shared Services Private Limited, Customer Operational Services (Chennai) Private Limited and Noida Customer Operations Private Limited. WNS Global has filed the Scheme of Amalgamation with the Bombay High Court on April 16, 2009 to seek their approval for the amalgamation.