Form 20-F
period 2010-03-31
WNS (HOLDINGS) LTD
filed 2010-06-15
CIK 1356570

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
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
Vikas Gupta
General Counsel
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli(W)
Mumbai 400 079, India
(91-22) 4095-2100
vikas.gupta@wns.com
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
     As of March 31, 2010, 43,743,953 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 21,235,382 ordinary shares were held in the form of 21,235,382 American Depositary Shares, or ADSs. Each ADS represents one ordinary share.
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
Yes ☐               No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐               Item 18 ☐
     If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐               No ☑

WNS (HOLDINGS) LIMITED

EXPLANATORY NOTE REGARDING RESTATEMENT OF
OUR CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, unless otherwise indicated)
This annual report on Form 20-F contains the restatement of our consolidated statements of income, of equity and comprehensive income and of cash flows for the years ended March 2009 and 2008, and our consolidated balance sheet as of March 31, 2009 as presented in “Item 18. Financial Statements” of this annual report, our selected consolidated statements of income data for the years ended March 31, 2009, 2008, 2007 and 2006, and our selected consolidated balance sheet data as of March 31, 2009, 2008, 2007 and 2006 as presented in “Item 3. Key Information — A. Selected Financial Data” of this annual report, and our selected quarterly financial information for each of the first, second and third quarters of the year ended March 31, 2010 and for each of the quarters of the year ended March 31, 2009 as presented in “Item 5. Operating and Financial Review and Prospects — Quarterly Results” of this annual report.
On April 22, 2010, we announced that we have, in consultation with our audit committee, concluded that corrections to our prior accounting treatment for referral fees earned from garages, and revenue and costs on completed but unbilled repairs, in our Auto Claims BPO segment (our auto claims business) are required.
As background, we provide our clients (insurance companies) automobile accident management services, where we arrange for the repairs of damaged cars. We pay the repair center for all repair services and invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. In a majority of cases, the referral fees from repair centers are passed on to the client. In the past, we had recognized the referral fees from repair centers and the repair payments from clients, net of the amount of referral fees that are passed back to clients, as revenue, and had recognized the payments to the repair centers as cost of revenue. We have determined that we should not include the referral fees from repair centers within revenue, and should instead subtract them from the costs of revenue for our auto claims business. We had also previously not recognized as revenue the amount of completed but unbilled repairs due from clients and similarly not recognized the corresponding costs of these repairs as cost of revenue. We had recorded the repair costs and related revenue only upon receipt of an invoice from the repair center. We have concluded that we should recognize as revenue the amount of completed but unbilled repairs due from clients and similarly recognize the corresponding costs of these repairs as costs of revenue.
As a result of the foregoing, we have restated our previously issued financial statements for the years ended March 31, 2009, 2008, 2007 and 2006 and for the first, second and third quarters of the year ended March 31, 2010 and each of the quarters of the year ended March 31, 2009. The restatement adjustments resulted in a cumulative net increase to previously reported equity of approximately $130, $68, $119 and $165 as of March 31, 2009, 2008, 2007 and 2006, respectively, and an increase (decrease) in previously reported net income by $104, $(53), $(66) and $(114) for the years ended March 31, 2009, 2008, 2007 and 2006, respectively. The restatement also had the effect of reducing previously reported revenue by $18.4 million, $21.8 million, $6.9 million and $7.4 million and cost of revenue by $18.5 million, $21.8 million, $6.8 million and $7.2 million for the years ended March 31, 2009, 2008, 2007 and 2006, respectively. The cumulative impact of similar adjustments on retained earnings related to periods prior to April 1, 2005 amounting to $286 was recorded as a prior period adjustment in the statement of equity.
Tables setting forth the effects of the restatement adjustments relating to the aforementioned accounting of referral fees and revenue and cost of completed but unbilled repairs as revenue and cost of revenue, respectively, on affected line items in our consolidated statements of income, of equity and comprehensive income and of cash flows for the years ended March 31, 2009 and 2008 and consolidated balance sheet as of March 31, 2009 are presented in note 2 to our consolidated financial statements included elsewhere in this annual report. Tables setting forth the effects of such restatement adjustments on affected line items in our consolidated statement of income for March 31, 2007 and 2006 and for each of the first, second and third quarters of the year ended March 31, 2010 and for each of the quarters of the year ended March 31, 2009 are presented in “Item 5. Operating and Financial Review and Prospects — Restatement of our Consolidated Financial Statements” of this annual report.
All financial information contained in this annual report on Form 20-F gives effect to the restatement of our consolidated financial statements as described above. We have not amended, and we do not intend to amend, our previously filed annual reports on Form 20-F or our quarterly financial statements contained in current reports on Form 6-K previously furnished to the US Securities and Exchange Commission, or the Commission, for each of the fiscal years and fiscal quarters of the first nine months of fiscal 2010 and from fiscal 2009 through fiscal 2006. Financial information included in reports previously filed or furnished by us for periods from April 1, 2005 through December 31, 2009 should not be relied upon and are superseded by the information in this annual report on Form 20-F.
For more information on the matters that have caused us to restate our financial statements and data previously reported, see “Item 5. Operating and Financial Review and Prospects — Restatement of our Consolidated Financial Statements” of this annual report and note 2 to our consolidated financial statements included in “Item 18. Financial Statements” of this annual report. We have identified a material weakness in our internal control over financial reporting. As a result, management has concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as of March 31, 2010. A description of that material weakness, as well as our plan to remediate that material weakness, is more fully discussed in “Item 15. Controls and Procedures.”

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
In this annual report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:
•	worldwide economic and business conditions;
•	political or economic instability in the jurisdictions where we have operations;
•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	the implications of the accounting changes and restatement of our financial statements described in “Explanatory Note Regarding our Consolidated Financial Statements” for our reporting with the Commission, and any adverse developments in existing legal proceedings or the initiation of new legal proceedings;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;
•	negative public reaction in the US or the UK to offshore outsourcing;
•	increasing competition in the BPO industry;
•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, as described below;
•	our ability to successfully consummate strategic acquisitions; and
•	volatility of our ADS price.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The financial data presented below has been adjusted to reflect the restatement of our consolidated financial results as more fully described in “Explanatory Note Regarding Restatement of our Consolidated Financial Statements” in the front of this annual report and in note 2 to our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data presented below for fiscal 2010, 2009 and 2008, and the selected consolidated balance sheet data as of March 31, 2010 and 2009, have been derived from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of income data presented below for fiscal 2009 and 2008 and the consolidated balance sheet data as of March 31, 2009 have been restated in connection with the restatements discussed in note 2 to our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data presented below for fiscal 2007 and 2006 and the selected consolidated balance sheet data as of March 31, 2008, 2007 and 2006 have been restated below as discussed in the Explanatory Note in the front of this annual report. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our results expected for any future period.
Effective April 1, 2007, our company adopted the provisions of Accounting Standards Codification, or ASC 740 “Income Taxes” related to accounting for uncertain tax positions (Financial Accounting Standards Board Interpretation No. 48) and recognized a $1.3 million increase in liabilities for unrecognized tax obligations related to tax positions taken in prior periods with a corresponding reduction in retained earnings.
You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements included elsewhere in this annual report.
We have not amended, and we do not intend to amend, our previously filed annual reports on Form 20-F or our quarterly financials statements contained in current reports on Form 6-K previously furnished to the Commission for each of the fiscal years and fiscal quarters of the first nine months of fiscal 2010 and from fiscal 2009 through fiscal 2006. Financial information included in reports previously filed or furnished by us for periods from April 1, 2005 through December 31, 2009 should not be relied upon and are superseded by the information in this annual report.

	For the Year Ended March 31,
	2010	2009	2008	2007	2006
		(Restated)	(Restated)	(Restated)	(Restated)
	(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue	$582.5	$520.9	$438.0	$345.4	$195.5
Cost of revenue(1)	439.3	391.8	341.5	264.4	138.5

Gross profit	$143.2	$129.1	$96.5	$81.0	$57.0
Operating expenses:
Selling, general and administrative expenses (1)	$86.2	$75.5	$72.7	$52.5	$36.3
Amortization of intangible assets	32.4	24.9	2.9	1.9	0.9
Impairment of goodwill, intangibles and other assets (2)	—	—	15.5	—	—

Operating income	24.6	28.7	5.4	26.6	19.8
Other expense (income), net	7.1	5.6	(9.2)	(2.5)	(0.5)
Interest expense	13.8	11.8	—	0.1	0.4

Income before income taxes	3.7	11.3	14.6	29.0	19.9
Provision for income taxes	1.0	3.4	5.2	2.5	1.7

Net income	$2.7	$7.9	$9.4	$26.5	$18.2

Less: Net loss attributable to redeemable noncontrolling interest	(1.0)	(0.3)	—	—	—

Net income attributable to WNS (Holdings) Limited shareholders	3.7	8.2	9.4	26.5	18.2

Earnings per share of ordinary share
Basic	$0.09	$0.19	$0.22	$0.69	$0.55
Diluted	$0.08	$0.19	$0.22	$0.64	$0.52
Basic weighted average ordinary shares outstanding	43,093,316	42,520,404	42,070,206	38,608,188	32,874,299
Diluted weighted average ordinary shares outstanding	44,174,128	43,108,599	42,945,028	41,120,497	35,029,766

	As of March 31,
	2010	2009	2008	2007	2006
		(Restated)	(Restated)	(Restated)	(Restated)
	(US dollars in millions)
Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	$32.3	$38.9	$102.7	$112.3	$18.5
Bank deposits and marketable securities	0.0	8.9	8.1	12.0	—
Accounts receivable, net	85.7	71.2	58.6	52.4	31.1
Other current assets(3)	58.9	54.4	23.4	18.5	10.8

Total current assets	176.9	173.4	192.8	195.2	60.4
Goodwill and intangible assets, net	278.7	299.1	96.9	44.4	42.5
Property, plant and equipment, net	51.7	56.0	50.8	41.8	30.6
Deposits and deferred tax assets	32.3	21.9	15.4	6.2	4.3
Other assets	10.3	11.4	1.3	—	—

Total assets	549.9	561.8	357.2	287.6	137.8

Liabilities, redeemable noncontrolling interest and equity
Current portion of long term debt	40.0	45.0	—	—	—
Accrual for earn-out payment	—	—	33.7	—	—
Other current liabilities(4)	133.9	132.5	88.8	75.1	56.2

Total current liabilities	173.9	177.5	122.5	75.1	56.2
Long term debt	95.0	155.0	—	—	—
Other non-current liabilities(5)	27.1	41.2	7.5	6.9	3.3
Redeemable noncontrolling interest	0.3	0.0	—	—	—
Total WNS (Holdings) Limited shareholders’ equity	253.6	188.1	227.2	205.6	78.3

Total liabilities, redeemable noncontrolling interest and equity	$549.9	$561.8	$357.2	$287.6	$137.8

     The following tables set forth for the periods indicated selected consolidated financial data:

	For the Year Ended March 31,
	2010	2009	2008	2007	2006
		(Restated)	(Restated)	(Restated)	(Restated)
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$582.5	$520.9	$438.0	$345.4	$195.5
Gross profit as a percentage of revenue	24.6%	24.8%	22.0%	23.5%	29.1%
Operating income as a percentage of revenue	4.2%	5.5%	1.2%	7.7%	10.1%
Other Unaudited Consolidated Financial and Operating Data:
Revenue less repair payments(6)	$390.5	$385.0	$290.6	$219.6	$147.8
Gross profit as a percentage of revenue less repair payments	36.7%	33.5%	33.2%	36.9%	38.5%
Operating income as a percentage of revenue less repair payments	6.3%	7.4%	1.9%	12.1%	13.3%

Number of employees (at period end)	21,958	21,356	18,104	15,084	10,433

Notes:

(1)	Includes the following share-based compensation amounts:

	For the Year Ended March 31,
	2010	2009	2008	2007	2006
	(US dollars in millions)
Cost of revenue	$3.7	$3.6	$2.4	$1.0	$0.1
Selling, general and administrative expenses	11.4	9.8	4.4	2.7	1.8

(2)	In fiscal 2008, we recorded an impairment charge of $9.1 million on goodwill and $6.4 million on intangible assets acquired in the purchase of Trinity Partners Inc., or Trinity Partners.

(3)	Consists of funds held for clients, employee receivables, prepaid expenses, prepaid income taxes, deferred tax assets and other current assets.

(4)	Consists of obligations under accounts payable, short term line of credit, accrued employee cost, deferred revenue, income taxes payable, deferred tax liabilities and other current liabilities.

(5)	Consists of non-current portion of derivative contracts, capital leases, deferred revenue, deferred tax liabilities, other liabilities and accrued pension liability.

(6)	Revenue less repair payments is a non-GAAP measure. See the explanation below, as well as “Item 5. Operating and Financial Review and Prospects — Overview” and notes to our consolidated financial statements included elsewhere in this annual report. The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	For the Year Ended March 31,
	2010	2009	2008	2007	2006
		(Restated)	(Restated)	(Restated)	(Restated)
	(US dollars in millions)
Revenue	$582.5	$520.9	$438.0	$345.4	$195.5
Less: Payments to repair centers	192.0	135.9	147.4	125.8	47.7

Revenue less repair payments	$390.5	$385.0	$290.6	$219.6	$147.8

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
B. Capitalization and Indebtedness
Not Applicable
C. Reason for the Offer and the Use of Proceeds
Not Applicable
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
Risks Related to Our Business
The global economic conditions have been challenging and have had, and continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.
In the United States, Europe and Asia, market and economic conditions have been challenging with tighter credit conditions during fiscal 2010 and continuing into fiscal 2011. In fiscal 2010 and continuing into fiscal 2011, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have, in fiscal 2010 and continuing into fiscal 2011, contributed to extreme volatility.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2010 depreciated 7.2% as compared to the average exchange rate for fiscal 2009 which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2010 and 2009, our five largest clients accounted for 53.0% and 53.4% of our revenue and 45.1% and 46.3% of our revenue less repair payments, respectively. In fiscal 2010, our three largest clients individually accounted for 15.5%, 13.4% and 12.6%, respectively, of our revenue as compared to 15.5%, 15.3% and 11.0%, respectively, in fiscal 2009. In fiscal 2010, our largest client, AVIVA, individually accounted for 23.1% of our revenue less repair payments compared to 21.0% in fiscal 2009.
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
Our prior contracts with another major client, Aviva International Holdings Limited, or AVIVA, provided Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to Aviva Global . On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. We expect these facilities to continue to generate revenue for us under the AVIVA master services agreement. Further, through our acquisition of Aviva Global, we also acquired three facilities in Bangalore, Chennai and Pune. We expect revenue from AVIVA under the AVIVA master services agreement to account for a significant portion of our revenue. We therefore expect our dependence on AVIVA to continue for the foreseeable future. The AVIVA master services agreement provides for a committed amount of revenue. However, notwithstanding the minimum revenue commitment, there are also terminations at will provisions which permit AVIVA to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum revenue commitment.
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
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports, and together with adequate disclosure controls and procedures, are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F.
Based on its evaluation, management has concluded that as of March 31, 2010, our company’s disclosure controls and procedures and internal control over financial reporting was not effective due to a material weakness identified in the design and operating effectiveness of our internal controls over the recognition and accrual of repair payments to garages and the related fees in our Auto Claims BPO segment. In order to remediate the identified material weakness, we intend to augment our existing US GAAP expertise and strengthen our monitoring controls and documentation for the revenue recognition process in our Auto Claims BPO segment. We cannot assure you that the measures that we intend to implement or any additional measures that we may implement will be successful in remediating the material weakness identified.
It is possible that in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 15.3% to $582.5 million in fiscal 2010 from $438.0 million in fiscal 2008. Our revenue less repair payments has grown at a compound annual growth rate of 15.9% to $390.5 million in fiscal 2010 from $290.6 million in fiscal 2008. Our employees have increased to 21,958 as of March 31, 2010 from 18,104 as of March 31, 2008. Our majority owned subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in six locations in India, the Philippines, Sri Lanka, the UK, Romania and Costa Rica. In fiscal 2011, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.
We have also completed numerous acquisitions. For example, in July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) a master services agreement with AVIVA MS, or the AVIVA master services agreement, pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. Aviva Global was the business process offshoring subsidiary of AVIVA. Through our acquisition of Aviva Global , we also acquired three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue — Our Contracts” for more details on this transaction.
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
A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry, and the travel and leisure industry. In fiscal 2010 and 2009, 65.4% and 62.6% of our revenue, respectively, and 48.4% and 49.5% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel and leisure industry contributed 16.3% and 19.6% of our revenue, respectively, and 24.3% and 26.5% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Since the second half of fiscal 2009, there has been a significant slowdown in the growth of the global economy accompanied by a significant reduction in consumer and business spending worldwide. Certain of our targeted industries are especially vulnerable to the crisis in the financial and credit markets or to the economic downturn. A downturn in any of our targeted industries, particularly the BFSI or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively. The downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations.
Further, since the second half of fiscal 2009, the downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which have in turn decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environment in Europe and the United States, which continues to be weak. In fiscal 2010 and 2009, 74.9% and 74.7% of our revenue, respectively, and 62.6% and 65.7% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 24.5% and 25.0% of our revenue, respectively, and 36.5% and 33.9% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the United States). Any further weakening of the European or United States economy will likely have a further adverse impact on our revenue.
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
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. During fiscal 2010, 2009 and 2008, the attrition rate for our employees who have completed six months of employment with us was 32%, 31% and 38%, respectively. We cannot assure you that our attrition rate will not increase. There is significant competition in the jurisdictions wherever we have operation centers, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
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
In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. We completed our acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. In addition, through our acquisition of Aviva Global , we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. The total consideration (including legal and professional fees) for this transaction with AVIVA amounted to approximately $249.0 million. We entered into a $200 million term loan facility with ICICI Bank UK Plc, or the Term Loan, as agent, to fund, together with cash on hand, the consideration for the transaction. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” We cannot assure you that we will be able to grow our revenue, expand our service offerings and market share, or achieve the accretive benefits that we expected from our acquisition of Aviva Global and the AVIVA master services agreement.
Furthermore, the Term Loan may put a strain on our financial position. For example:
•	it could increase our vulnerability to general adverse economic and industry conditions;
•	it could require us to dedicate a substantial portion of our cash flow from operations to payments on the Term Loan, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;
•	it requires us to seek lenders’ consent prior to paying dividends on our ordinary shares;
•	it limits our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and
•	it imposes certain financial covenants on us which we may not be able to meet and this may cause the lenders to accelerate the repayment of the balance loan outstanding.
The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in India, the Philippines, Sri Lanka, the UK, Romania, Costa Rica, the US and Australia, and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, the Philippines, Sri Lanka, the UK, Mauritius, Romania, the Philippines, China, the Netherlands, Singapore, the US, Australia and Costa Rica. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
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
The average Indian rupee/US dollar exchange rate was approximately Rs. 47.46 per $1.00 in fiscal 2010, which represented a depreciation of the Indian rupee of 3.0% as compared with the average exchange rate of approximately Rs. 46.10 per $1.00 in fiscal 2009, which in turn represented a depreciation of the Indian rupee of 14.9% as compared with the average exchange rate of approximately Rs. 40.13 per $1.00 in fiscal 2008. The average pound sterling/US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2010, which represented a depreciation of the pound sterling of 7.2% as compared with the average exchange rate of approximately £0.58 per $1.00 in fiscal 2009, which in turn represented a depreciation of the pound sterling of 14.3% as compared with the average exchange rate of approximately £0.50 per $1.00 in fiscal 2008.
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
Such concerns have led to proposed measures in the United States, including in connection with the Troubled Asset Relief Program, that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the State level in the United States, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state governmental contracts from outsourcing their services to offshore service providers or that could have an adverse impact on the economics of outsourcing for private companies in the US. Such legislation could have an adverse impact on our business with US clients.
Such concerns have also led the United Kingdom and other European Union, or EU, jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK/EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

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
Our future success substantially depends on the performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.
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
Further, following our acquisitions of Aviva Global, Business Application Associates Limited, or BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the year-end holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H1N1) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.
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
Employee strikes and other labor-related disruptions may adversely affect our operations.
Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with any applicable rules or regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.
Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2011 (including work orders/statement of works that will expire on or before March 31, 2011 although the related master services agreement has been renewed) represent approximately 6.5% of our revenue and 9.7% of our revenue less repair payments from our clients in fiscal 2010. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.
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
The terms of our client contracts typically range from three to eight years. In many of our contracts, we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.
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
We have incurred losses in the past. We may not be profitable in the future and may not be able to secure additional business
We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling, general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.
If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.
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
Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
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
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, BizAps in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. In March 2008, we entered into a joint venture with Advanced Contact Solutions, Inc., or ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 and may be required to record a significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.
As of March 31, 2010, we had goodwill and intangible assets of approximately $90.7 million and $188.1 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Marketics Technologies (India) Private Limited, or Marketics, Flovate, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services Private Limited, or WNS Global. Of the $188.1 million of intangible assets as of March 31, 2010, $178.5 million pertain to our purchase of Aviva Global. Under US GAAP, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $178.5 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2010 and 2009 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhonium in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our largest shareholder, Warburg Pincus, is able to significantly influence our corporate actions, and may also enter into transactions that may result in a change in control of our company.
Warburg Pincus beneficially owns approximately 48.6% of our shares. As a result of its ownership position, Warburg Pincus has the ability to significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. Actions that are supported by Warburg Pincus are very likely to be taken and the interests of Warburg Pincus may differ from the interests of other shareholders of our company.
A change in control or potential change in control transaction may consume management time and company resources and may have a material adverse impact on our business.
In July 2009, our board of director received unsolicited offers from a few financial institutions and strategic investors to buy a majority or all of the ordinary shares of our company. While such offers or proposed sale may not result in the consummation of a change in control transaction, consideration and evaluation of such offers may consume management time and company resources and distract management’s attention. Warburg Pincus, our 48.6% shareholder, may also seek to sell all or a substantial portion of its shareholding in our company, which may result in a change in control in our company. A potential change in control may cause uncertainty among our employees, our creditors and other stakeholders, and may thereby have a material adverse impact on our business. If a change in control transaction is consummated, many of our client contracts may entitle those clients to terminate the client contract with our company. Any of the foregoing events could have a material adverse effect on our business, results of operations, financial condition and cash flows, as well as cause our ADS price to fall.

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
We are incorporated in Jersey, Channel Island and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.
As a company incorporated in Jersey, Channel Island, we enjoy tax benefits that result in us not having to pay taxes in Jersey. In late 2009 it was reported that concerns had been raised by some members of the ECOFIN Code of Conduct group as to whether the current tax regime for companies incorporated in Jersey could be interpreted as being outside the spirit of the EU Code of Conduct for Business Taxation. The Treasury and Resources Minister of the States of Jersey confirmed in his budget speech on December 8, 2009 that the current tax regime in Jersey had been found to be compliant with the EU Code of Conduct. The Minister has also announced a review of business taxation in Jersey. Although the Minister stated in his budget speech that he understood the fundamental importance of tax neutrality to Jersey’s financial service industry and the requirement that this be maintained, the outcome of this review cannot at this time be predicted. We cannot assure you that following the review, the current taxation regime applicable in Jersey will not be amended and render us liable for taxation.
Risks Related to Key Delivery Locations
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
Under the Indian Finance Act, 2000, except for three delivery centers located in Mumbai, Nashik and Pune, all our delivery centers in India benefit from a holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian income tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2010 as a result of the tax holiday, compared to approximately $15.1 million that we would have incurred if the tax holiday had not been available for the respective period.
The Indian Finance Act, 2000 phases out the tax holiday for companies registered as an exporter of business process outsourcing services with the Software Technology Parks of India, or STPI, over a ten-year period from fiscal 2000 through fiscal 2009. In May 2008, the Government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which further extended the STPI tax holiday period by an additional year through fiscal 2011. Because of the extension of the STPI tax holiday through fiscal 2011, we recorded in fiscal 2010 a net deferred tax credit of $0.5 million on account of a reversal of deferred tax liability on intangibles, partially offset by a reversal of deferred tax assets on lease rentals. The tax holiday enjoyed by our delivery centers located in Bangalore, Chennai, Gurgaon, Mumbai, Nashik and Pune will expire on April 1, 2011 except for the tax holiday enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune which expired on April 1, 2007, April 1, 2008 and April 1, 2009, respectively. Our subsidiaries in Sri Lanka and Costa Rica and our joint venture company in the Philippines also benefit from similar tax exemptions. We incurred minimal income tax expense on our Sri Lanka operations in fiscal 2010 as a result of the tax holiday, compared to approximately $0.5 million that we would have incurred if the tax holiday had not been available for the respective period. When our tax holiday expires or terminates, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations. For example, in the absence of a tax holiday in India, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2010 was 33.99%.
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
We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.
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
We may be required to pay additional taxes in connection with audits by the Indian tax authorities.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding that we believe could be material to our company given the magnitude of the claim. For example, in January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs. 728.1 million ($16.1 million based on the exchange rate on March 31, 2010) in additional taxes, including interest of Rs. 225.9 million ($5.0 million based on the exchange rate on March 31, 2010). In March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs. 346.2 million ($7.7 million based on the exchange rate on March 31, 2010) of service tax and penalty for the period from March 1, 2003 to January 31, 2005. In November 2009, we received a draft order of assessment from the Indian tax authorities (incorporating a transfer pricing order that we had received in October 2009) that assessed additional taxable income for fiscal 2006 on WNS Global that could give rise to an estimated Rs. 759.99 million ($16.8 million based on the exchange rate on March 31, 2010) in additional taxes, including interest of Rs. 235.86 million ($5.2 million based on the exchange rate on March 31, 2010). We have disputed the draft assessment order and have filed an appeal on December 29, 2009 before the Dispute Resolution Panel, or DRP, a panel recently set by Government of India as an alternative to first appellate authority. The final order of assessment is expected to be passed in the month of September or October 2010. After consultation with our Indian tax advisors, we believe that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessments and order. We may be required to deposit with the tax authorities all or a portion of the disputed amount pending final resolution of the respective matters. No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Tax Assessment Orders” for more details on these assessments.
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.
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
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As of May 31, 2010, we had 44,039,723 ordinary shares outstanding, including 21,408,081 shares represented by 21,408,081 ADSs. In addition, as of May 31, 2010, there were options and restricted stock units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan to purchase a total of 2,690,279 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological developments;
•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our three monthly operating results;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;
•	addition or loss of executive officers or key employees;
•	sales or expected sales of additional shares or ADSs;
•	loss of one or more significant clients; and
•	a change in control, or possible change of control, of our company.
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
As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.
We may be classified as a passive foreign investment company which could result in adverse United States federal income tax consequences to US Holders.
We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended March 31, 2010. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election.
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
We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process outsourcing, or BPO, services to third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team. In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which constitutes WNS Auto Claims BPO, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel industry to include insurance-based automobile claims processing. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners (which we merged into our subsidiary, WNS North America, Inc.), a provider of BPO services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Call 24-7 Limited, or Call 24-7. In June 2008, we acquired BizAps, a provider of systems applications and products, or SAP, solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. In March 2009, we entered into a variation deed to the AVIVA master services agreement pursuant to which we commenced provision of services to AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of AVIVA. See “Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.
In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited, NTrance Customer Services Private Limited, WNS Customer Solutions Private Limited, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. This Scheme of Amalgamation became effective on August 27, 2009. In another restructuring exercise, our subsidiary WNS (Mauritius) Limited transferred its shareholding in three of its then subsidiaries, First Offshoring Technologies Private Limited, Servicesource Offshore Technologies Private Limited and Hi-Tech Offshoring Services Private Limited, to WNS Global for a cash consideration of Rs. 23.06 million in November 2009, followed by a merger of these three subsidiaries into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. This Scheme of Amalgamation became effective on March 31, 2010. As a result of the various restructuring activities undertaken in fiscal 2010, our organizational structure has been simplified, and now comprises 24 companies in 13 countries.
We are headquartered in Mumbai, India, and we have client service offices in New York (US), New South Wales (Australia), London (UK), and Singapore and delivery centers in Mumbai, Gurgaon, Pune, Bangalore, Chennai and Nashik (India), Manila (the Philippines), Ipswich and Manchester (the UK), Bucharest (Romania), Colombo (Sri Lanka), and San Jose (Costa Rica). We completed our initial public offering in July 2006 and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “WNS.”
Our capital expenditure in fiscal 2010, 2009, 2008 and 2007 amounted to $13.3 million, $22.7 million, $28.1 million and $27.5 million, respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2011 to be approximately $16.0 million, a significant amount of which we expect to spend on building new facilities as well as continuing to streamline our operations by further consolidating production capacities in our delivery centers. We expect to meet these estimated capital expenditure from cash generated from operating activities and existing cash and cash equivalents. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.
B. Business Overview
We are a leading provider of offshore BPO services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the business processes of our clients which are typically companies headquartered in Europe, North America and Asia Pacific regions to our delivery centers located in India, the Philippines, Sri Lanka, the UK, Romania and Costa Rica. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
According to the National Association of Software and Service Companies, or NASSCOM, an industry association in India, we have been among the top two India-based offshore business process outsourcing companies in terms of export revenue for fiscal 2009. As of March 31, 2010, we had 21,958 employees executing approximately 600 distinct business processes for more than 225 clients. Our largest clients in fiscal 2010 in terms of revenue contribution included AVIVA, Biomet Inc., British Airways, Centrica plc, FedEx, Marsh & McLennan Companies Inc., or MMC, Société Internationale de Télécommunications Aéronautiques, or SITA, T-Mobile, Travelocity.com LP, or Travelocity, United Airlines and Virgin Atlantic Airways Ltd. See “— Clients.”
We design, implement and operate comprehensive business processes for our clients, involving one or more data, voice and analytical components. Our services include industry-specific processes that are tailored to address our clients’ business and industry practices, particularly in the travel and leisure, and BFSI industries, as well as businesses in the consumer products, retail, professional services, pharmaceutical, media and entertainment, manufacturing, logistics, telecommunications, and utilities industries. In addition, we deliver shared services applicable across multiple industries, in areas such as finance and accounting, and research and analytics services (formerly referred to as knowledge services). In May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings.
We generate revenue primarily from providing business process outsourcing services. A portion of our revenue includes payments which we make to automobile repair centers. We evaluate our business performance based on revenue net of these payments in the case of “fault” repairs, since we believe that revenue less repair payments reflects more accurately the value of the business process outsourcing services we directly provide to our clients. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.” In fiscal 2010, our revenue was $582.5 million, our revenue less repair payments was $390.5 million and our net income attributable to WNS shareholders was $3.7 million.
Between fiscal 2008 and fiscal 2010, our revenue grew at a compound annual growth rate of 15.3% and our revenue less repair payments grew at a compound annual growth rate of 15.9%. During this period, we grew both organically and through acquisitions. We believe we have achieved rapid growth and industry leadership through our understanding of the industries in which our clients operate, our focus on operational excellence, and a senior management team with significant experience in the global outsourcing industry. Our revenue is characterized by client, industry, geographic and service diversity, which we believe offers us a sustainable business model.
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
The global business process outsourcing industry is large and growing rapidly. According to the 2010 Strategic Review published by NASSCOM in February 2010, or the NASSCOM 2010 Strategic Review, the global business process outsourcing market was estimated at $112.2 billion in 2009 and is projected to grow at a 7.1% compound annual growth rate from 2009 through 2013 to $147.7 billion.
The following charts set forth the relative growth rate and size of the global business process outsourcing industry and the global information technology industry in addition to the expected growth rate of the Indian offshore business process outsourcing industry:

Global IT Outsourcing vs. BPO Market ($ in billions)	Indian BPO Industry Revenues ($ in billions)

Source: NASSCOM Strategic Review, February 2010	Source: NASSCOM Strategic Review, February 2010
Note: Years ending December 31	Note: Years ending March 31
We believe that India is widely considered to be the most attractive destination for offshore information technology, or IT, and business process outsourcing services, or BPO. According to the NASSCOM 2010 Strategic Review, India accounts for approximately 51%, Canada accounts for 19%, Philippines for 6%, Central and Eastern Europe (CEE) for 6% and others for the remaining 18% of the addressable offshore IT-BPO market. It is further estimated that India based resources account for about 60-70% of the offshore delivery capabilities available across the leading multi-national IT-BPO players. The key factors for India’s predominance include its large, growing and highly educated English-speaking workforce coupled with a business and regulatory environment that is conducive to the growth of the business process outsourcing industry.
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
Competitive Strengths
We believe that we have the following seven competitive strengths necessary to maintain and enhance our position as a leading provider of offshore business process outsourcing services:
Offshore business process outsourcing market leadership
We have received recognition as an industry leader from various industry bodies or publications. For example:
•	NASSCOM has named us among the top two India-based offshore business process outsourcing companies in terms of export revenue for fiscal 2009;
•	2009 Global Outsourcing 100, a publication of International Association of Outsourcing Professional (IAOP), named us the industry-specific multi-year winner;
•	The Shared Services and Outsourcing Network, a global community of outsourcing professionals, granted us the “Best New Outsourced Services Award” in 2009;
•	2009 Global Outsourcing 100 named us among the top 10 outsourcing companies focused on the utilities industry;
•	2009 Global Outsourcing 100 named us among the top five outsourcing companies focused on the air transportation industry;
•	WCBF, USA, an independent organization providing Six Sigma solutions, granted us the “Best Project Achievement in Green Six Sigma Award” in 2009;
•	The World Environment Foundation, in association with the Institute of Directors, granted us the “Golden Peacock Eco-Innovation Award for Green Lean Sigma Program” in 2009;
•	The Global Services Magazine, in conjunction with a leading outsourcing advisor, neoIT, named us the “Best Performing Finance and Accounting Outsourcing Provider” in 2008 and among the top two best performing business process outsourcing companies in 2008 and 2009;
•	KLM Royal Dutch Airlines recognized us with the “Partners in Innovation Challenge Award” in 2008; and
•	The CIO Magazine (Indian Edition) granted us an award for “Innovative Strategic Solutions” in 2008.
We have closely followed industry trends in order to target services with high potential. For example, since our emergence as a third party business process outsourcing provider, we have aggressively invested in finance and accounting, and research and analytics services. As demand has ramped up in the industrials and infrastructure sector, in

April 2008, we set up a team to focus on the industrial and infrastructure industry sectors. We have also focused our service portfolio on more complex processes, avoiding the delivery of services that are less integral to our clients’ operations, such as telemarketing and technical helpdesks, which characterized the offshore business process outsourcing industry in its early days. For example, in May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings.
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
Experience in transferring processes offshore and running them efficiently
Many of the business processes that are outsourced by clients to us are mission-critical and core to their operations, requiring substantial program management expertise. We have developed a sophisticated program management methodology intended to ensure smooth transfer of business processes from our clients’ facilities to our delivery centers. For example, our highly experienced program management team has transferred approximately 600 distinct business processes for more than 225 clients.
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
Diversified client base across multiple industries and geographic locations
We serve a large, diversified client base of more than 225 clients across Europe, North America, Asia and the Middle East, including clients who are market leaders within their respective industries. We have clients across the multiple sectors of the travel and leisure, and BFSI industries as well as other industries such as consumer products, retail, professional services, pharmaceutical, media and entertainment, manufacturing, logistics, telecommunications, and utilities. To date, many of our clients have transferred a limited number of their business processes offshore. We believe, therefore, that we have a significant opportunity to increase the revenue we generate from these clients in the future as they decide to expand their commitment to offshore business process outsourcing. See “— Clients.”

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
Ability to manage the rapid growth of our organization
We have invested significant management effort toward ensuring that our organization is positioned to continuously scale to meet the robust demand for offshore business process outsourcing services. We are capable of evaluating over 15,000 potential employees and recruiting, hiring and training over 1,000 employees each month, enabling us to rapidly expand and support our clients. We have also established a highly scalable operational infrastructure in multiple locations supported by a world-class information technology and communications network infrastructure.
Experienced management team
We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. Members of our senior management team have an average of over 20 years of experience in diverse industries, including in the outsourcing sector, and in the course of their respective careers have gathered experience in successfully integrating acquisitions, developing long-standing client relationships, launching practices in new geographies, and developing new service offerings.
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
Reinforce leadership in existing industries and penetrate new industry sectors
We have a highly successful industry-focused operating model through which we have established a leading offshore business process outsourcing practice in the travel and leisure, and BFSI sectors. We intend to leverage our in-depth knowledge of these industries to penetrate additional sectors within these industries. For example, through our recent acquisition of Aviva Global, we see opportunities to penetrate the multi-line insurance and other segments of the insurance industry. Our success in penetrating the market for finance and accounting services across industries drives us to invest in talent and technology platforms with the goal of scaling our business in order to acquire industry-specific expertise. We continue to leverage our existing expertise in emerging businesses to develop our practice in the consumer products, retail, professional services, pharmaceutical, and media and entertainment sectors.
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
Business Process Outsourcing Service Offerings
We offer our services to four main categories of clients through industry-focused business units. First, we serve clients in the travel and leisure industry, including airlines, travel intermediaries and other related service providers, for whom we perform services such as customer service and revenue accounting. Second, we serve clients in the BFSI industry for whom we perform services such as insurance claims management, account set-up and other related services, and asset management support. Third, we serve clients in the industrial and infrastructure industry, including manufacturing, logistics, telecommunications and utilities. Fourth, we serve clients in several other industries, including consumer products, retail, professional services, pharmaceutical, and media and entertainment, which we refer to as emerging businesses. In addition to industry-specific services, we offer a range of services across multiple industries, in the areas of finance and accounting services and market, business and financial research and analytical services, which we collectively refer to as finance and accounting services, and research and analytics services (formerly referred to as knowledge services), respectively. Further, in May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings. This structure is depicted in the graphic below:

Travel and Leisure Services	Banking, Financial Services and Insurance Services	Industrial and Infrastructure Services	Emerging Business
▪ Sales and customer care ▪ Travel Operations ▪ Revenue accounting, audit and recovery ▪ Corporate functions ▪ Proprietary technology platform based services	▪ Banking operations ▪ Lending services ▪ Asset management and brokerage services ▪ Insurance services – Property and casualty, life pensions and health ▪ Investment banking ▪ Auto claims – Insurance services (Auto repair management, Auto claims management – Credit services (Credit hire, Credit repair, personal injury)	▪ Sales and customer care ▪ Supply chain management ▪ Billing support ▪ Shared services	▪ Target Industries – Consumer products – Retail – Professional services – Pharmaceutical – Media and entertainment

Finance and Accounting Services	Procure-to-pay Order-to-cash Record-to-report Supply chain finance
Research and Analytics Services	Analytics business research Financial research Market research
Business Transformation Services	Consulting Program management Technology-enabled solutions

Confidential © 2010 WNS Global Services | wns.com 0

To achieve in-depth understanding of our clients’ industries and provide industry-specific services, we manage and conduct our sales processes in our two key markets — North America and Europe. In addition, we have a team focused on serving the Asia Pacific market. Our sales teams are led by senior professionals who focus on target industries or processes. Each business unit is staffed by a dedicated team of managers and employees engaged in providing business process outsourcing client solutions. In addition, each business unit draws upon common support services from our information technology, human resource, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.
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
Our service portfolio includes processes that support air, car, hotel, marine and packaged travel and leisure services offered by our clients. The key travel and leisure industry sectors we serve include:
•	airlines and hotels;

•	travel intermediaries; and

•	others, such as global distribution systems and network providers.
We served a diverse client base in this business unit that included British Airways, SITA, Travelocity, United Airlines and Virgin Atlantic Airways Ltd in fiscal 2010. In fiscal 2010, we served more than 25 airlines, hotels and travel intermediaries. As of March 31, 2010, we had 5,941 employees in this business unit, several hundred of whom have International Air Transport Association, or IATA, or other travel industry related certifications. In fiscal 2010 and 2009, this business unit represented 16.3% and 19.6% of our revenue, and 24.3% and 26.5% of our revenue less repair payments, respectively.
The following graphic illustrates the key areas in which we provide services to clients in this business unit:

Case Study
A global airline sought a high quality, cost-effective solution for its passenger revenue accounting and recovery processes. The company turned to us to support its efforts to control costs and improve process efficiencies in these processes, leveraging our offshore capabilities to meet these objectives and enhance recoveries from fare audits.
In 2006, the client transitioned its revenue accounting and fare audit operations to our India-based team of over 300 employees. Our program managers worked with the client to ensure that the migration was successful by documenting the processes, training our staff in a short period of time, and setting-up IT connectivity. After the process migration, our operations team maintained high quality delivery and continued to identify process improvement opportunities through a rigorous Six Sigma program.
Currently, we deliver revenue accounting and fare audit functions, ensuring accurate, efficient and timely processing, leading to enhanced recoveries. Key features of our solution include:
•	End-to-end passenger revenue accounting operations, including complex functions of interline, auditing, investigation, refunds and collections;
•	Stringent service level agreements with the client;
•	Multi-location delivery to ensure business continuity;
•	Highly skilled staff with deep domain knowledge;
•	Effective staff training capabilities; and
•	Rigorous quality assurance and Six Sigma programs.
Benefits delivered by our team included:
•	Significant cost savings;
•	Initiatives to increase productivity levels;
•	Improved service quality;
•	Process efficiencies; and
•	Development of comprehensive management information system and reporting.
BFSI Services
We were ranked as the leading insurance outsourcer in India by the International Association of Outsourcing Professionals in The Global Outsourcing 100 list for 2009. We also have expertise in the retail and mortgage banking, and asset management sectors.
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
We served a diverse client base in this business unit that included AVIVA, Biomet Inc. and MMC in fiscal 2010. We also serve a large US-based financial advisory provider, a top ten UK auto insurer, a large insurance loss adjuster, several self-insured fleet owners and several mortgage-related companies. As of March 31, 2010, we had 8,485 employees working in this business unit. In fiscal 2010 and 2009, revenue from this business unit represented 65.4% and 62.6% of our revenue, and revenue less repair payments from this business unit represented 48.4% and 49.5% of our revenue less repair payments, respectively.
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
The following graphic illustrates the key areas in which we provide services to clients in this business unit:
Banking and Financial Services Offerings

Banking and Lending Operations
Check Processing, Lockbox, Credit Card Processing, Suspicious Activity Report and Fraud, Mortgage Services including Loan Origination and Processing, Underwriting, Closing, Post Closing, Servicing, Secondary Marketing
Investment Management and Brokerage
New Account Set-up and Maintenance, Special Investigations and Re-imbursements, Underwriting Support, Contract Issue, Licensing and Compensation, Customer/Broker Support
Banking And Financial Services - Service Offerings
Equity Research, Financial Modeling, Corporate Finance Support, Investment Support, Data Analysis, Predictive Modeling, Pitch books
Accounts Payable, Accounts Recievable, Travel & Entertainment, Account Reconciliation, Bank Reconciliation, Billing, Early and Late Stage Collections, Recoveries, Refunds, Payments, Cash Operations, Treasury Services
Research and Analytics
F&A and Shared Services

Highlights

- End-to-end capability
- Supporting diverse industries including banking, asset management and brokerage
- Certified professionals in public accounts, underwriting, SAS(Business Intelligence Software) programming and Financial Industry Regulatory Authority licenses
- Digital Loan™ – Proprietary software for lending management

Insurance Services Offerings
Our BFSI business unit includes our auto claims business, branded WNS Assistance, which is comprised of our WNS Auto Claims BPO segment. WNS Assistance offers a blended onshore-offshore delivery model that enables us to handle the entire automobile insurance claims cycle. We offer comprehensive accident management services to our clients where we arrange for repair of automobiles through a network of repair centers. We also offer claims management services where we process accident insurance claims for our clients. For most of our clients in our auto claims business, our employees receive telephone calls reporting automobile accidents, generate electronic insurance claim forms and arrange for automobile repairs in cases of automobile damage. We also provide third party claims handling services including the administration and settlement of property and bodily injury claims while providing repair management and rehabilitation services to our insured and self-insured fleet clients and the end-customers of our insurance company clients. Our service for uninsured losses focuses on recovering repair costs and legal expenses directly from negligent third parties. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.”
Case Study
Our client, a leading retail broker-dealer, provides investment tools, including real-time quotes, customized charts, market summaries and research tools, such as company profiles and earnings estimates, to its customers. Experiencing aggressive growth, the client realized that it had to scale its back office to meet the needs of advisors and field staff. The back office had to be designed to support the full range of product offerings. The client turned to us to design and implement the operation.
We deliver services across the entire life cycle of a broker-dealer, supporting financial products including:
•	New account set up (for brokerage accounts);
•	Client administration (relating to beneficiary change, case management for annuities, life and mutual funds, bank authorization and payment for new business);
•	Advisor compensation (relating to commission earned on each new account / transaction); and

•	Client portfolio administration.
We also provide support for new products as they are added to the client portfolio. These include brokerage products, annuities, insurance and managed products. A dedicated recovery team manages financial plan recovery, and sends notifications and advisories to customers.
Some of the key features of our solution include:
•	Flexible pricing model: The client is billed on a unit transaction pricing model for a substantial portion of the work scope. This allows for greater flexibility as business volumes fluctuate. For example, volumes can surge by as much as 30-40% during the tax season. This requires meticulous planning between both the client and our team to manage fluctuating volumes.
•	Rapid scaling of operations: We were able to scale our operations rapidly in order to deliver 24 processes ranging from low to high complexity within six months of engagement commencement,
•	Deep domain expertise: We initially created a pool of domain experts to provide advice on the salient features of the client’s products. Currently, given the power of this capability, the client has transitioned all transactions to us.
Currently, we support the full range of the client’s brokerage functions starting with the opening of a customer account to portfolio management and field staff compensation. We also increased the accuracy of processing and significantly improved turnaround time on requests.
Industrial and Infrastructure Services
Our industrial and infrastructure services business unit focuses specifically on the needs of the manufacturing, logistics, telecommunications and utilities industries.
We served a diverse client base that included Centrica plc, FedEx and T-Mobile in fiscal 2010. As of March 31, 2010, we had 2,646 employees working in this business unit. In fiscal 2010 and 2009, revenue from this business unit represented 7.6% and 6.9% of our revenue, and 11.4% and 9.3% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas in which we provide services to clients in this business unit:

Sales and Customer Care	Operations	Shared Services
Logistics	Bookings, Customer service	Schedules maintenance, Space utilization, Airway Bill manifesting, Duties and taxes, Bill Of Lading processing, Track and trace support arrival notification, Daily drivers logs	Customer service and relations, Customer acquisition, Operations and customer relationship management support
Retail and Manufacturing	Service delivery, Customer feedback, management, Telemarketing and inside sales, Customer ordering support	Fault management, Change management, Chronic and Root Cause Analysis reporting, Supply chain management	Exception handling, Meter management and reading
Utilities and Communications	Customer service and relations, Customer acquisition, Operations and customer relationship management support	Billing queries, Marketing analytics support, Billing support, Debt collection	Billing support, Finance and accounting, Analytics fraud management, control and modeling

Industrial And Infrastructure Practice - Service Offerings

Highlights

- Clients include Fortune 500 companies
- Graduates and post graduates including industry specialists
- Proprietary Auto-claims management software ProClaim

Case Study.
Our client, a leading gas and electricity provider in the United Kingdom and North America, wanted to significantly increase its customer service while reducing cost of operations. In the course of its transformation to a more consumer-centric company, the client chose to outsource its processes to us.
WNS associates manage customer care processes for this client, interacting directly with consumers through all channels of communication, including email, white mail and outbound calling. We also deliver back office exceptions billing, a crucial financial back office process, which enables the client to identify and bill customers accurately by plugging potential revenue leakages. Our solution achieved the following:
•	Supported the client’s implementation of its first SAP platform by acting as subject matter experts. SAP is a leading provider of business management software;
•	Responded to a rapid increase in customer interaction volumes;
•	Scaled our team from 26 to over 1,500 associates in that time period and revamped training materials;
•	Implemented projects utilizing Six Sigma and LEAN methodologies at transition, laying the foundation for continuous program improvement, resulting in higher quality transition by embedding Black Belts, which refers to in-house coaches on Six Sigma, to design quality model;
•	Reduced the time for a team member to reach optimum productivity, and increased productivity;
•	Improved debt recovery; and

•	Reduced backlog by collaboratively working with the client.
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
As of March 31, 2010, we had 3,615 employees in this business unit. In fiscal 2010 and 2009, this business unit represented 10.7% and 10.9% of our revenue, and 15.9% and 14.7% of our revenue less repair payments, respectively.
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
Case Study
In our emerging businesses unit, we worked with a leading global consumer packaged goods company which was faced with the challenge of improving the level of customer care to both the 500,000 sales representatives and consumers in more than 100 countries, while reducing associated costs. This challenge was accentuated during peak seasons as the client has to scale its customer care function while maintaining its service levels.
The client first engaged us through a pilot project delivering customer care for the sales representatives in the US. After the pilot was successfully completed, the client expanded the scope of our work to include other geographies and product lines.
Currently, we deliver the entire range of customer care services, including voice and email support in multiple geographies. The services which are delivered from our global network specifically centers in India, Romania, and the Philippines and include:
•	Order management supporting sales representatives, including booking sales, assisting with product information, providing current promotion information, and shipping details;
•	Responding to customer service requests by sales representatives, including the provision of information on product return schemes and other product-related information, and advising on the status of shipment delays;
•	Customer service supporting global sales managers by responding to queries on a variety of subjects, including product information, promotional schemes, shipping details of specific orders, and sales representative order backlogs. These queries are managed via calls or emails;
•	Customer service for the client’s consumers, where the client’s consumers can call, email or write a letter to our team. We then respond with the necessary product information, product availability, promotional offers, or address product complaints; and
•	Sales representative support, including the recruitment of sales representatives. Our team handles calls from potential recruits who want information on how to become sales representatives, how can they apply, benefits and other queries.

We improved the efficiency of our client’s customer care processes and reduced costs, while delivering consistent service levels in the face of variable volumes. As a result, service levels improved during the peak sales season. We reduced the call abandon rates and reduced costs. Given the success of the customer care outsourcing, the client has also outsourced its finance and accounting processes to us.
Finance and Accounting Services
In our finance and accounting services area, we offer critical finance and accounting services to our clients.
In June 2008, we acquired BizAps, a provider of SAP –solutions, to optimize the enterprise resource planning functionality for our finance and accounting processes. The acquisition of BizAps has enabled us to further assist our global customers in improving their shared services finance and accounting functions, including core processes such as procure-to-pay and order-to-cash. Based in the UK and the US, BizAps offers SAP optimization services and SAP certified solutions designed to simplify SAP roll-out and enhance functionality for internal and outsourced shared services centers.
The following graphic illustrates the key finance and accounting services we provide:
Case Study
A global professional services firm sought to consolidate and standardize its finance and accounting, or F&A, processes across 40 countries and 35 operating companies on more than 25 disparate platforms. The organization wanted to transform its finance function and reduce its cost of operations in order to remain competitive in a global economy. This required simplification and standardization of its globally fragmented processes including those delivered by the client’s own captive shared service center.
Given the fragmented nature of the processes, we first conducted an exhaustive diagnostic. Based on the results, we developed a detailed transition plan to consolidate and standardize processes. Simple to complex F&A processes were then transitioned in a phased manner to our dedicated F&A centers of excellence. Currently, we deliver a full range of F&A processes including processes relating to accounts payable, accounts receivables, payroll and employee benefits, travel and expense, general accounting, fiduciary accounting, and management accounting and reporting across 40 countries, including the US, Canada, the UK, Ireland, Puerto Rico, Bermuda, Hungary, Australia and some countries in Asia Pacific and Europe. We delivered the following additional benefits to our client:
•	Reduced cost of operations;

•	Improved financial controls by a comprehensive documentation approach, embedding strong quality processes and enhancing the overall control environment, particularly from the standpoint of compliance with the US Sarbanes-Oxley Act of 2002; and

•	Delivered the following process improvements by leveraging LEAN, Kaizen (a continuous productivity improvement philosophy) and Six Sigma methodologies:
o	Increased productivity;

o	Reduced the volumes of queries and referrals significantly;

o	Helped recover VAT credit;

o	Introduced automated duplication check process to prevent duplicate payments;

o	Reconciled significant amounts of long pending inter-company balances; and

o	Increased efficiency on reconciliations across entities.
Research and Analytics Services
In the research and analytics services area, we offer market, business, and financial research and analytical services such as business and financial research, market research, domain specific analytical services, data services and business services to our clients who are typically pharmaceutical companies, consulting firms, market research companies and investment banks. These services range from low complexity data collection services to complex and high-end analytics which require specialized skill sets. Our research and analytics services also include industry-specific processes that are tailored to address our clients’ business and industry practices in the pharmaceutical, retail, financial services and insurance, consumer products and other emerging industries like travel, manufacturing, technology, media and telecommunications. Our analysts have bachelors, masters or doctorate degrees in statistics, management, business administration, finance and accountancy or economics, which enable us to support many of our clients’ simple to highly complex research and analytics needs. We have institutionalized processes around staffing, internal training, knowledge transfer, transition, team management and client communication that are unique to high-end knowledge process outsourcing relationships.
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

The following graphic illustrates the key research and analytics services we provide:
Case Study
A global beverage company sought to transform their way of conducting market research and analytics. The client wanted to accomplish two key objectives: first, free up internal resources from data gathering to focus them on the consumer and marketing functions; and second, obtain more value from existing data.
The client started its engagement with us with a pilot team answering everyday business questions on opportunities for brands, consumers, market, occasions, using proprietary survey research protocols. The scope soon expanded to include consumer surveys, brand equity tracking surveys and integrated marketing communications tracking, as well as the management of the supporting research data. This information resides with research partners in 40 different countries, stemming from reports that are run on a wide range of time frames. We became the “custodian” of the historical tracker, supporting these 40 markets globally.
Our key value-added contributions include:
•	Fast turnaround on key queries. We developed a blended onsite/offshore delivery model which helped the client gain a better understanding of strategic and business challenges with an overnight turnaround.
•	“Thinking” supplier partnership. We leveraged a resource mix of modeling analysts, marketing domains and technology experts to support the client on both strategic and tactical business questions, including portfolio analysis, everyday business questions such as market size estimation, shopper and consumer insights, identifying consumer “need gaps” for new product development and implementing an analytics center of excellence to support account growth.

•	Ongoing efficiency. We identified a pattern of client requests which drove the automation and creation template reports, including a unique monitoring report. This report is currently used in over 35 global markets by the client’s senior management team.
Business Transformation Services
In May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process redesigning and improvements using a variety of techniques, and leveraging technical and management development programs to achieve cost savings. Because the economic climate is dynamic, our clients seek cost savings beyond labor arbitrage and look for step changes in productivity and the ability to manage variability. To more effectively address our clients’ needs, we have restructured our existing capabilities in process and domain consulting, program management, and quality and technology analytics into a comprehensive service. Our services include implementation of best practices, technology-enabled solutions optimization and leading-edge analytics. We use various processes, tools and methodologies to deliver our business transformation services, including the Six Sigma & Lean methodologies, engagement models tied to results, analytics-based business insights, domain and process expertise, process re-engineering, best practices, and standardization and automation.
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
Our sales and sales support professionals are based in the US, Eastern Europe, Singapore, the UK, India, Australia and Dubai. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients.
We also assign dedicated account managers to our key clients. These managers work day-to-day with the client and our service delivery teams to address the client’s needs. More importantly, by using the detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.
Clients
As of March 31, 2010, we had a diverse client base of more than 225 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries. We define significant clients as those who represent an ongoing business commitment to us, which includes substantially all of our clients within our WNS Global BPO segment and some of our clients within our WNS Auto Claims BPO segment. The other clients in our auto claims business offer only occasional business to us because of the small size of their automobile fleets and the consequent infrequent requirement of our auto claims services.
We believe the diversity in our client profile differentiates us from our competitors. See “Item 5. Operating and Financial Review and Prospects — Revenue” for additional information on our client base.
In fiscal 2010, the following were among our top 25 clients (including their affiliates) by revenue:

AVIVA	SITA

Biomet Inc.	T-Mobile

British Airways	Travelocity

Centrica plc	United Airlines

FedEx	Virgin Atlantic Airways Ltd.

MMC
The table below sets forth the number of our clients by revenue less repair payments for the periods indicated. We believe that the growth in the number of clients who generate more than $1 million of annual revenue less repair payments indicates our ability to extend the depth of our relationships with existing clients over time.

	Year Ended March 31,
	2010	2009
Below $1.0 million	173	161
$1.0 million to $5.0 million	36	40
$5.0 million to $10.0 million	12	6
More than $10.0 million	7	9
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
Intellectual Property
We use a combination of our clients’ software systems, third-party software platforms and systems and, in some cases, our own proprietary software and platforms to provide our services. Our principal proprietary software includes our platform for passenger revenue accounting called JADE, which we use in our travel and leisure business unit, and an auto claims software platform called Claimsflo, which we use in WNS Assistance. In addition, BizAps’s proprietary and licensed software are used to optimize clients’ functions and processes like ‘procure to pay’ and ‘order to cash’. Our proprietary and licensed software allows us to market our services with an integrated solution that combines a technology platform with our core business process outsourcing service offering. We customarily enter into licensing and non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our contracts usually provide that all intellectual property created for the use of our clients will be assigned to them. Our employees are also required to sign confidentiality agreements as a condition to their employment.
We have registered the trademark “WNS” and “WNS-Extending Your Enterprise” in the US, EU and India (in certain relevant categories).

Technology
We have a dedicated team of technology experts who support clients at each stage of their engagement with us. The team conducts diagnostic studies for prospective clients and designs and executes technology solutions to enable offshore execution and management of the clients’ business processes. We also have wide-area-network, or WAN, local-area-network, or LAN, and desktop teams that focus on creating and maintaining our large pool of 16,039 workstations, or seats, and seek to ensure that our associates face minimal loss in time and efficiency in their work processes.
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
Process and Quality Assurance and Risk Management
Our process and quality assurance compliance programs are critical to the success of our operations. We have an independent quality assurance team to monitor, analyze, provide feedback on and report process performance and compliance. Our company-wide quality management system, which employs over 307 quality assurance analysts, focuses on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We also have over 715 employees in our quality assurance team that satisfies the ISO 9001:2000 standards for quality management systems. We apply the Six Sigma and LEAN methodologies which are statistical methodologies for improving consistent quality across processes as well as quality management principles for improving the operation of our clients’ processes and providing a consistent level of service quality to our clients. As of March 31, 2010, more than 219 of our projects were completed according to the Six Sigma and LEAN methodologies and currently 97 projects are ongoing. We also apply other process re-engineering methodologies to further improve our process delivery and undertake periodic audits of both our information systems policy and implemented controls.
Our board of directors is primarily responsible for overseeing our risk management processes. The board of directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The board of directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk.
Our risk management framework also focuses on two important elements: business continuity planning and information security.
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
Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2005 for optimal implementation of systems to manage organizational information security risks. These standards seek to ensure that sensitive company information remains secure. Currently, information security systems at 11 delivery centers are ISO 27001:2005 certified, and we expect to seek similar certifications in our other delivery centers. In addition, we comply with the Payment Card Industry (PCI) Data Security Standard which is a multifaceted security standard aimed at helping companies proactively protect cardholder data or sensitive authentication data through the adoption of 12 security requirements.
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
Human Capital
As of March 31, 2010, we had 21,958 employees, of which 19,642 are based in India, 1,268 are based in the Philippines, 411 are based in the UK, 367 are based in Sri Lanka, 179 are based in Romania, 62 are based in the US, and 29 are based in Costa Rica. Most of our associates hold university degrees. As of March 31, 2009 and 2008, we had 21,356 and 18,104 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.
Recruiting and Retention
We believe that we have developed effective human resource strategies and a strong track record in recruiting. As part of our recruiting strategy, we encourage candidates to view joining our organization as choosing a long-term career in the field of travel, BFSI or another specific industry or service area. We use a combination of recruitment from college campuses and professional institutes, via recruitment agencies, job portals, advertisements and walk-in applications. In addition, a significant number of our applicants are referrals by existing employees. We currently recruit an average of 885 employees per month.
During fiscal 2010, 2009 and 2008, the attrition rate for our employees who have completed six months of employment with us was 32%, 31% and 38%, respectively.
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
We have established the WNS Learning Academy where we offer specialized skills development, such as leadership and management development, and behavioral programs as well as pre-process training that includes voice and accent and customer service training, for new associates. The WNS Learning Academy is staffed with over 55 full-time trainers and content designers. We customize our training programs according to the nature of the client’s business, the country in which the client operates and the services the client requires. Further, the WNS Learning Academy has an in-house e-learning unit which creates computer or web-based learning modules to support ongoing learning and development.
Our significant effort on the learning and development of our supervisory, management and leadership team is visible through focused learning initiatives targeted at employees with specific job roles and based upon current and future business competency requirements. Since 2008, we have implemented a structured five-day leadership program with a 60-90 day action learning project focused on professional and leadership skills and process improvement for over 2,000 team leaders and managers.
Since the launch of the Harvard Leadership and Management series programs, over 304 members of our employees ranking Associate Vice President and above have enrolled to these programs. In addition to this, we offer higher education opportunities through tie-ups with leading institutions such as the Indian Institute of Management and the Symbiosis Institute of Business Management.
In 2009, the WNS Learning Academy launched Leader ‘s’ Peak, a dual process approach with our leaders within the organization, including our Group Chief Executive Officer, running developmental workshops for senior teams on the one hand and video-led ‘Know Your Leader’ sessions at the associate and team leader level. Over 8,300 team members have witnessed Leader ‘s’ Peak videos.

In 2009, the WNS Learning Academy formed a core team aimed at providing an innovative approach to deal with operational challenges on client projects. This is implemented through a series of project based initiatives using coaching and process re-engineering techniques to impact client service level agreements and business metrics such as client satisfaction scores and employee productivity. Over 1,000 employees have been a part of such engagements in 2009. In addition to this, earlier this year in 2010, we have created a customized engagement to facilitate senior members of our off shore operations teams to identify and consolidate cross sell and up sell opportunities within their existing client base.
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
Regulation of our industry by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Indian government, including a tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. The tax holiday enjoyed by our delivery centers located in Bangalore, Chennai, Gurgaon, Mumbai, Nashik and Pune will expire on April 1, 2011, except for the tax holiday enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune which expired on April 1, 2007, April 1, 2008 and April 1, 2009, respectively. As a result of these incentives, our operations have been subject to lower Indian tax liabilities. In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT. From fiscal 2007 to fiscal 2009, MAT was applied at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million. The MAT has been increased (1) to the rate of 16.99% in the case of profits exceeding Rs. 10 million and 15.45% in the case of profits not exceeding Rs. 10 million in fiscal 2010, and (2) to 19.93% in the case of profits exceeding Rs. 10 million and 18.54% in the case of profits not exceeding Rs. 10 million in fiscal 2011. As a result of the adoption of Indian Finance Act, 2007, we became subject to MAT and have been required to pay additional taxes since fiscal 2008. To the extent MAT paid exceeds the actual tax payable on the taxable income; we would be able to set off such MAT credits against tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. In addition to this tax holiday, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation/regulations. These benefits include preferential allotment of land in industrial areas developed by the state agencies, incentives for captive power generation, rebates and waivers in relation to payments for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.
Our Sri Lankan subsidiary, our joint venture company in the Philippines and our subsidiary in Costa Rica also benefit from certain tax exemptions.
See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Income Taxes” and note 3 to our consolidated financial statements included elsewhere in this annual report for more details regarding foreign currency translations.
Enforcement of Civil Liabilities
We are incorporated in Jersey, Channel Islands. Most of our directors and executive officers reside outside of the US. Substantially all of the assets of these persons and substantially all of our assets are located outside the US. As a result, it may not be possible for investors to effect service of process on these persons or us within the US, or to enforce against these persons or us, either inside or outside the US, a judgment obtained in a US court predicated upon the civil liability provisions of the federal securities or other laws of the US or any state thereof. A judgment of a US court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:
•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the US courts;
•	the judgment is given on the merits and is final and conclusive — it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to the judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;
•	the courts of the US have jurisdiction in the circumstances of the case;
•	the judgment can be enforced by execution in the jurisdiction in which the judgment is given;
•	the person against whom the judgment is given does not benefit from immunity under the principles of public international law;
•	there is no earlier judgment in another court between the same parties on the same issues as are dealt with in the judgment to be enforced;
•	the judgment was not obtained by fraud, duress and was not based on a clear mistake of fact; and
•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of natural justice which require that documents in the US proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.
It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, there is no prohibition on them either by statute or by customary law. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant, the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, Jersey or other territory for whose international relations the United Kingdom is responsible or a person carrying on business in Jersey.
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

Notes:

(1)	WNS (Holdings) Limited made 99.99% capital contribution in WNS Global Services Netherlands Cooperative U.A. (“the Co-op”). The remaining 0.01% capital contribution in the Co-op was made by WNS North America, Inc., to satisfy the regulatory requirement to have a minimum of two members.

(2)	All the shares except one share of WNS Mortgage Services Private Limited are held by WNS North America, Inc. The remaining one share is held by a nominee shareholder on behalf of WNS North America, Inc to satisfy the regulatory requirement to have a minimum of two shareholders.

(3)	In August 2009, the following seven then Indian subsidiaries of WNS Global Services Private Limited, or WNS Global, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics Technologies (India) Private Limited, Noida Customer Operations Private Limited, NTrance Customer Services Private Limited, WNS Customer Solutions Private Limited, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. This Scheme of Amalgamation became effective on August 27, 2009. In November 2009, WNS (Mauritius) Limited transferred its shareholding in three of its then subsidiaries, First Offshoring Technologies Private Limited, Servicesource Offshore Technologies Private Limited and Hi-Tech Offshoring Services Private Limited, to WNS Global for a cash consideration of Rs. 23.06 million. Thereafter, these three subsidiaries were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. This Scheme of Amalgamation became effective on March 31, 2010.

(4)	Formerly known as Flovate Technologies Limited.

(5)	Formerly known as Marketics, Inc.

(6)	WNS Philippines, Inc is a joint venture company set up between the Co-Op and Advanced Contact Solutions, Inc., or ACS. ACS has assigned its rights and obligations under the joint venture agreement in favor of its holding company Paxys Inc, Philippines. The Co-op has a 65% ownership interest in WNS Philippines Inc.

(7)	Formerly known as Call 24-7 Limited.

(8)	Formerly known as Aviva Global Services Singapore Pte. Ltd., or Aviva Global.
D. Property, Plant and Equipment
As of May 31, 2010, we have an installed capacity of 16,039 workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

	Total Space	Total Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
Mumbai	362,391	2,844
Plant 10			February 15, 2011	N/A
Plant 11 (old)			May 31, 2010/	February 28, 2013/
			January 31, 2011	October 31, 2013
Plant 11			October 23, 2011	July 23, 2014
Plant 5			November 30, 2012	August 31, 2015
Airoli(2)			May 31, 2019	N/A
Gurgaon	293,051	2,107
Towers A & B			April 30, 2014	N/A/
			May 31, 2014	N/A
Tower C			September 30, 2010	March 31, 2015
DLF Building 6(3)			September 15, 2012/	September 15, 2017/
			October 31, 2012/	October 31, 2017/
			August 31, 2013	August 31, 2018

	Total Space	Total Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
Pune	584,364	5,378
Sofotel(4)			March 31, 2011	N/A
Magarpatta (5)			N/A	N/A
Weikfield(6)			February 14, 2014/	February 14, 2018/
			April 30, 2014/	April 30, 2018/
			June 14, 2014	June 14, 2018
Nashik	88,356	987
Shreeniketan			June 30, 2010	N/A
Vascon (7)			October 14, 2013	N/A
Bangalore	191,890	2,005
RMZ Continental			June 14, 2010/	June 14, 2025/
			October 31, 2010/	October 31, 2025/
			May 5, 2010	May 5, 2025
Chennai	82,905	762
RMZ Millenia			March 31, 2012	August 31, 2048

Sri Lanka:	33,124	400
Colombo (HNB)			July 31, 2011	N/A

UK:	26,816	424
Ipswich WNSA			August 26, 2012	N/A
Ipswich(SFH)-WNSA(8)			October 31, 2009	N/A
Ipswich-WNSWT			August 26, 2012	N/A
Marple-Call-24-7 (9)			April 3, 2013	N/A
The Lodge—WNS UK Sales			December 21, 2014	N/A
BizAps — Chiswick High Road			December 31, 2011	N/A
US:	3,620	7
New York			May 31, 2011	N/A
BizAps (10)			January 31, 2010	N/A
Romania:	26,748	155
Bucharest			December 31, 2012	See footnote no. 11
The Philippines:	38,102	855
Superstone			December 31, 2010	N/A
Eastwood			August 31, 2015	August 31, 2018
Costa Rica	11,603	115
San Jose			September 15, 2011	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if each of our applicable extension options are exercised.

(2)	We expect to commence interior fit out works during the first quarter of fiscal 2011 and expect to move into these office premises over a period of 18 months commencing in the first quarter of fiscal 2011.

(3)	We completed interior fit out works in a portion of these premises in fiscal 2010 and have started operations. We expect to carry out interior fit out works on the balance of these premises in fiscal 2011.

(4)	On March 31, 2010, we gave notice to the lessor, informing him that we do not intend to extend the term of the lease beyond March 31, 2011.

(5)	We own these premises.

(6)	We have completed interior fit out works in five floors and started operations in this premises. We expect to commence interior fit out works in the balance three floors of these premises during the first half of fiscal 2011 and expect to move into the premises over a period of 18 months.

(7)	The operations at our prior Unity delivery center was transferred to our new facility at Vascon, Nashik in fiscal 2010 and we handed over the Unity premises back to the landlord. We expect to carry out the interior fit out works in the balance portion of Vascon premises in fiscal 2011.

(8)	Renewal is in progress and expected to be completed by June 2010.

(9)	On February 1, 2010, we gave notice to terminate the Marple lease with effect from August 6, 2010. We are also in negotiations to lease a new premise.

(10)	Renewal discussions are in progress.

(11)	No option to renew unless mutually agreed by the parties in writing.
Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations.
In order to streamline our operations and to increase seat utilization, in fiscal 2009 and fiscal 2010, we closed our delivery centers in Raheja, Mumbai, Marisoft, Pune, and Prestige Garnet, Bangalore, and terminated the leases in respect of a portion of the premises at Panschil Level 2, Pune, RMZ Millenia, Chennai, and Unity Plaza, Nashik. The production capacities at these locations have been consolidated with other premises available at our company. In fiscal 2011, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.
ITEM 4 A. UNRESOLVED STAFF COMMENTS
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
Restatement of our Consolidated Financial Statements
(Amounts in thousands except per share data, unless otherwise indicated)
On April 22, 2010, we announced that we have, in consultation with our audit committee, concluded that corrections to our prior accounting treatment for referral fees earned from garages, and revenue and costs on completed but unbilled repairs, in our Auto Claims BPO segment (our auto claims business) are required.
As background, we provide our clients (insurance companies) automobile accident management services, where we arrange for the repairs of damaged cars. We pay the repair center for all repair services and invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. In a majority of cases, the referral fees from repair centers are passed on to the client. In the past, we had recognized the referral fees from repair centers and the repair payments from clients, net of the amount of referral fees that are passed back to clients, as revenue, and had recognized the payments to the repair centers as cost of revenue. We have determined that we should not include the referral fees from repair centers within revenue, and should instead subtract them from the costs of revenue for our auto claims business. We had also previously not recognized as revenue the amount of completed but unbilled repairs due from clients and similarly not recognized the corresponding costs of these repairs as cost of revenue. We had recorded the repair costs and related revenue only upon receipt of an invoice from the repair center. We have concluded that we should recognize as revenue the amount of completed but unbilled repairs due from clients and similarly recognize the corresponding costs of these repairs as costs of revenue.
As a result of the foregoing, we have restated our previously issued financial statements for fiscal 2009, 2008, 2007 and 2006 and for the first, second and third quarters of fiscal 2010 and each of the quarters of fiscal 2009. The restatement adjustments resulted in a cumulative net increase to previously reported equity of approximately $130, $68, $119 and $165 as of March 31, 2009, 2008, 2007 and 2006, respectively, and an increase (decrease) in previously reported net income by $104, $(53), $(66) and $(114) for fiscal 2009, 2008, 2007 and 2006, respectively. The restatement also had the effect of reducing previously reported revenue by $18.4 million, $21.8 million, $6.9 million and $7.4 million and cost of revenue by $18.5 million, $21.8 million, $6.8 million and $7.2 million for fiscal 2009, 2008, 2007 and 2006, respectively. The cumulative impact of similar adjustments on retained earnings related to periods prior to April 1, 2005 amounting to $286 was recorded as a prior period adjustment in the statement of equity.

Tables setting forth the effects of the restatement adjustments relating to the aforementioned accounting of referral fees and revenue and cost of completed but unbilled repairs as revenue and cost of revenue, respectively, on affected line items in our consolidated statement of income, of equity and comprehensive income and of cash flows for fiscal 2009 and 2008 and consolidated balance sheet as of March 2009 are presented in note 2 to our consolidated financial statements included elsewhere in this annual report. Tables setting forth the effects of such restatement adjustments on affected line items in our consolidated statement of income for fiscal 2007 and 2006, and for each of the first, second and third quarters of fiscal 2010 and for each of the quarters of fiscal 2009 are presented below. The earnings per share information under the “As restated” column for the first, second and third quarters of fiscal 2010 presented below also reflects adjustments to give effect to the change in the carrying amount of redeemable noncontrolling interest resulting from the application of ASC 480-10 “Distinguishing Liabilities from Equity” (refer to note 21 to our consolidated financial statements included elsewhere in this annual report).

	Quarter ended December 31, 2009
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact

Revenue	$149,114	(3,274)	$145,840

Cost of revenue	113,956	(3,211)	110,745
Gross profit	35,158	(63)	35,095
Operating income	6,486	(63)	6,423

Income (loss) before income taxes	33	(63)	(30)
Provision for income taxes	64	(18)	46
Net loss	(31)	(45)	(76)

Net income attributable to WNS (Holdings) Limited shareholders	$343	(45)	$298
Earnings per share of ordinary share
Basic	$0.01	$0.00	$0.01
Diluted	$0.01	$0.00	$0.01

	Quarter ended September 30, 2009
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact
Revenue	$153,047	$(7,070)	$145,977
Cost of revenue	116,139	(7,064)	109,075
Gross profit	36,908	(6)	36,902
Operating income	6,729	(6)	6,723
Income before income taxes	1,226	(6)	1,220
Provision for income taxes	227	(2)	225
Net income	999	(4)	995

Net income attributable to WNS (Holdings) Limited shareholders	$1,355	$(4)	$1,351
Earnings per share of ordinary share
Basic	$0.03	$(0.01)	$0.02
Diluted	$0.03	$(0.01)	$0.02

	Quarter ended June 30, 2009
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact
Revenue	$136,695	$(3,602)	$133,093
Cost of revenue	99,509	(3,561)	95,948
Gross profit	37,186	(41)	37,145
Operating income	8,220	(41)	8,179
Income before income taxes	1,280	(41)	1,239
Provision for income taxes	327	(12)	315
Net income	953	(30)	923

Net income attributable to WNS (Holdings) Limited shareholders	$1,067	$(30)	$1,037
Earnings per share of ordinary share
Basic	$0.02	$0.00	$0.02
Diluted	$0.02	$0.00	$0.02

	Quarter ended March 31, 2009
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact
Revenue	$132,513	$(6,080)	$126,433
Cost of revenue	99,887	(6,209)	93,678
Gross profit	32,626	129	32,755
Operating income	7,495	129	7,624
Income before income taxes	3,297	129	3,426
Provision for income taxes	958	36	994
Net income	2,339	93	2,432

	Quarter ended March 31, 2009
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Net income attributable to WNS (Holdings) Limited shareholders	$2,446	$93	$2,539
Earnings per share of ordinary share
Basic	$0.06	$0.00	$0.06
Diluted	$0.06	$0.00	$0.06

	Quarter ended December 31, 2008
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact
Revenue	$134,010	$(3,087)	$130,923
Cost of revenue	97,030	(2,937)	94,093
Gross profit	36,980	(149)	36,831
Operating income	10,659	(149)	10,510
Income before income taxes	2,591	(149)	2,442
Provision for income taxes	705	(42)	663
Net income	1,886	(108)	1,778

Net income attributable to WNS (Holdings) Limited shareholders	$2,066	$(108)	$1,958
Earnings per share of ordinary share
Basic	$0.05	$0.00	$0.05
Diluted	$0.05	$0.00	$0.05

	Quarter ended September 30, 2008
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact
Revenue	$149,797	$(5,032)	$144,765
Cost of revenue	114,912	(5137)	109,775
Gross profit	34,885	105	34,990
Operating income	5,569	105	5,674
Income before income taxes	2,074	105	2,179
Provision for income taxes	1,847	29	1,876
Net income	227	75	302

Net income attributable to WNS (Holdings) Limited shareholders	$227	$75	$302
Earnings per share of ordinary share
Basic	$0.01	$0.00	$0.01
Diluted	$0.01	$0.00	$0.01

	Quarter ended June 30, 2008
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact
Revenue	$122,944	$(4,164)	$118,780
Cost of revenue	98,487	(4,224)	94,263
Gross profit	24,457	61	24,518
Operating income	4,791	61	4,852
Income before income taxes	3,131	61	3,192
Benefit for income taxes	(208)	17	(191)
Net income	3,339	44	3,383

Net income attributable to WNS (Holdings) Limited shareholders	$3,339	$44	$3,383
Earnings per share of ordinary share
Basic	$0.08	$0.00	$0.08
Diluted	$0.08	$0.00	$0.08

	Year ended March 31, 2007
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact
Revenue	$352,286	$(6,906)	$345,380
Cost of revenue	271,174	(6,812)	264,362
Gross profit	81,112	(94)	81,018
Operating income	26,755	(94)	26,661
Income before income taxes	29,155	(94)	29,061
Provision for income taxes	2,574	(28)	2,546
Net income	26,581	(66)	26,515

Net income attributable to WNS (Holdings) Limited shareholders	$26,581	$(66)	$26,515
Earnings per share of ordinary share
Basic	$0.69	$0.00	$0.69
Diluted	$0.65	$(0.01)	$0.64

	Year ended March 31, 2006
	As previously
	reported	Adjustments	As restated
	(US dollars in thousands)
Consolidated Statement of Income impact
Revenue	$202,809	$(7,356)	$195.453
Cost of revenue	145,730	(7,194)	138,536
Gross profit	57,079	(162)	56,917
Operating income	19,876	(162)	19,714
Income before income taxes	19,903	(162)	19,741
Provision for income taxes	1,574	(49)	1,525
Net income	18,329	(114)	18,215

Net income attributable to WNS (Holdings) Limited shareholders	$18,329	$(114)	$18,215
Earnings per share of ordinary share
Basic	$0.56	$(0.01)	$0.55
Diluted	$0.52	$0.00	$0.52
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe, North America and Asia pacific regions. As of March 31, 2010, we had 21,958 employees across all our delivery centers. According to NASSCOM, we have been among the top two India-based offshore business process outsourcing companies in terms of export revenue since 2004.
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
Between fiscal 2008 and fiscal 2010, our revenue grew from $438.0 million to $582.5 million, representing a compound annual growth rate of 15.3%, and our revenue less repair payments grew from $290.6 million to $390.5 million, representing a compound annual growth rate of 15.9%. During this period, we grew both organically and through acquisitions.
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) for the periods indicated:

	For the Year Ended March 31,
	2010	2009 (Restated)	2008 (Restated)
	(US dollars in millions)
Revenue	$582.5	$520.9	$438.0
Less: Payments to repair centers	192.0	135.9	147.4
Revenue less repair payments	$390.5	$385.0	$290.6
Global Economic Conditions
In the United States, Europe and Asia, market and economic conditions have been challenging with tighter credit conditions and slower growth during fiscal 2010 and continuing into fiscal 2011. In fiscal 2010 and continuing into fiscal 2011, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have, in fiscal 2010 and continuing into fiscal 2011, contributed to extreme volatility.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2010 depreciated 7.2% as compared to the average exchange rate for fiscal 2009, which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure, and insurance industries. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
Our History and Milestones
We began operations as an in-house unit of British Airways in 1996, and became a focused third-party business process outsourcing service provider in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:
•	In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPO, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing.

•	In fiscal 2003, we invested in capabilities to begin providing enterprise services, and research and analytics services to address the requirements of emerging industry segments in the offshore outsourcing context.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, and banking, financial services and insurance, or BFSI, industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India, and Colombo, Sri Lanka, thereby expanding our operating footprints across India, Sri Lanka and the UK.

•	In fiscal 2006, we acquired Trinity Partners (which we subsequently merged into our subsidiary, WNS North America, Inc.), a provider of business process outsourcing services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Pune, Gurgaon and Mumbai.

•	In fiscal 2007, we acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania.

•	In April 2008, we opened a facility in Manila, the Philippines.

•	In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK through its wholly-owned subsidiary, Call 24-7.

•	In June 2008, we acquired BizAps, a provider of SAP solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we entered into the transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses, as described under “— Revenue — Our Contracts.”

•	In November 2009, we opened a facility in San Jose, Costa Rica.

•	In January 2010, we expanded our facility in Manila, the Philippines.
As a result of these acquisitions and other corporate developments, our financial results in corresponding periods may not be directly comparable.
Revenue
We generate revenue by providing business process outsourcing services to our clients. In fiscal 2010, our revenue was $582.5 million as compared to $520.9 million in fiscal 2009, representing an increase of 11.8%. In fiscal 2010, our revenue less repair payments was $390.5 million as compared to $385.0 million in fiscal 2009, representing an increase of 1.4%.
We believe that we have been successful in achieving revenue growth due to a number of factors, including our understanding of our clients’ industries, our focus on operational excellence and our world-class management team with significant experience in the global outsourcing industry. We have been successful in adding new clients who are diversified across industries and geographies to our existing large client base. Our client base grew from 14 clients in May 2002 to more than 225 clients as of March 31, 2010 (for our definition of “significant clients,” see “Item 4. Information on the Company — B. Business Overview — Clients”). In fiscal 2010, 2009 and 2008, we added 10, 20 and 45 significant clients, respectively.
Our revenue is characterized by client, industry and geographic diversity, as the analysis below indicates.
Revenue by Top Clients
Since the time of the Warburg Pincus investment in our company, we have increased our client base and significantly reduced our client concentration. Prior to this investment, our largest client contributed over 90% of our revenue. In comparison, during fiscal 2010, our largest client contributed 15.5% of our revenue and 23.1% of our revenue less repair payments.
The following table sets forth the percentage of revenue and revenue less repair payments that we derived from our largest clients for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
		2009	2008		2009	2008
	2010	(Restated)	(Restated)	2010	(Restated)	(Restated)
Top five clients	53.0%	53.4%	56.0%	45.1%	46.3%	42.2%
Top ten clients	64.8%	67.3%	67.5%	58.2%	60.7%	56.0%
Top 20 clients	76.5%	77.9%	77.5%	73.5%	74.2%	70.8%

In fiscal 2010, our three largest clients individually accounted for 15.5%, 13.4% and 12.6%, respectively, of our revenue as compared to 15.5%, 15.3% and 11.0% respectively, in fiscal 2009.
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
Certain services that we provide our clients are subject to the seasonality of our clients’ business. Accordingly, we see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter) and calendar year end holidays (our fiscal third quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product-industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).
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

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
Business Units	2010	2009 (Restated)	2008 (Restated)	2010	2009 (Restated)	2008 (Restated)
Travel and leisure	16.3%	19.6%	23.6%	24.3%	26.5%	35.6%
BFSI	65.4%	62.6%	55.3%	48.4%	49.5%	32.7%
Industrial and infrastructure (1)	7.6%	6.9%	—	11.4%	9.3%	—
Emerging businesses	10.7%	10.9%	21.1%	15.9%	14.7%	31.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Established as a separate business unit in April 2008, prior to which, it was part of our emerging businesses unit.
Revenue by Geography
The majority of our clients are located in Europe (primarily the UK) and North America (primarily the US). The share of our revenue from the UK increased to 58.2% in fiscal 2010 from 55.9% in fiscal 2009 due primarily to an increase in business from existing clients in our auto claims business. The share of our revenue less repair payments from the UK decreased to 55.2% in fiscal 2010 from 58.2% in fiscal 2009 primarily due to the adverse exchange rate movement of pound sterling to US dollar by an average of 7.2% in fiscal 2010 as compared to fiscal 2009. Since the time of the Warburg Pincus investment in our company in fiscal 2003, we have invested in establishing a sales and marketing presence in North America, which has resulted in our revenue less repair payments coming from North America representing a significant portion of our revenue less repair payments.
The following table sets forth the composition of our revenue and revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
	2010	2009 (Restated)	2008 (Restated)	2010	2009 (Restated)	2008 (Restated)
UK	58.2%	55.9%	49.5%	55.2%	58.2%	50.3%
Europe (excluding the UK)	16.7%	18.8%	23.8%	7.4%	7.5%	9.4%
North America (primarily the US)	24.5%	25.0%	26.0%	36.5%	33.9%	39.1%
Rest of World	0.6%	0.3%	0.7%	0.9%	0.4%	1.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Our Contracts
We provide our services under contracts with our clients, the majority of which have terms ranging between three and eight years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.
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
Apart from the above-mentioned three primary pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.
Our prior contracts with a major client, AVIVA, granted Aviva Global the option to require us to transfer our facilities at Sri Lanka and Pune to Aviva Global. The Sri Lanka facility was transferred at book value and did not result in a material gain or loss, although we lost the revenue generated by the facility upon our transfer of the facility to Aviva Global. With the transaction that we entered into with AVIVA in July 2008 described below, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility and we expect these facilities to continue to generate revenue for us under the AVIVA master services agreement described below. However we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement with AVIVA and a master services agreement with AVIVA MS. Pursuant to the share sale and purchase agreement with AVIVA, we acquired all the shares of Aviva Global in July 2008. With our acquisition of Aviva Global, we have resumed control of the Sri Lanka facility that we had transferred to Aviva Global in July 2007 (as described above) as well as acquired Aviva Global’s Bangalore facilities. Further, the Pune facility has remained with us. In addition, through our acquisition of Aviva Global’s, we acquired two facilities in Chennai and Pune which were operated by third party BPO providers for Aviva Global under similar build-operate-transfer, or BOT, contracts. Following our acquisition of Aviva Global, we renamed Aviva Global as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore. WNS Global Singapore exercised its option to require the third party BPO providers to transfer these facilities to WNS Global Singapore. The completion of the transfers of the Chennai and Pune facilities to WNS Global Singapore occurred in July and August 2008, respectively. See “— Liquidity and Capital Resources” for details on the purchase price paid to AVIVA for the AVIVA transaction.
Pursuant to the master services agreement with AVIVA MS, or the AVIVA master services agreement, we have agreed to provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we have agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. In March 2009, we entered into a variation deed to the AVIVA master services agreement pursuant to which we commenced provision of services to AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.
Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for our contract with one of our top five clients based on revenue less repair payments in fiscal 2010, and the AVIVA master services agreement that we entered into in July 2008 as described above. Under the terms of our agreement with one of our top five clients, the annual forecasted revenue to be provided to us for calendar year 2010 amounts to $41.1 million. In the event actual revenue provided to us in any year is less than 75% of the annual forecasted revenue for that year, or the Annual Minimum Revenue Commitment, the client has agreed to pay us 65% of the difference between the Annual Minimum Revenue Commitment and the actual revenue provided for that year after certain deductions. However, notwithstanding these minimum revenue commitments, there are also termination at will provisions which permit the client to terminate the individual statements of work without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum revenue commitment. Our earlier agreement with this client was due to expire in December 2010. We re-negotiated this agreement and entered into a new agreement with the client on December 31, 2009. The new agreement replaced our earlier agreement and became effective on April 1, 2010 and expires in December 2015. Under the terms of the renewed agreement, the client has not committed to provide us any minimum volume of business, however, we will be the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. Under the earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the new contract with this client. The early termination of the old agreement entitles us to a payment by the client of a termination fee of $5.4 million. We received the termination fee payment on its due date of April 1, 2010 and as it is related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e., over the period from April 1, 2010 to December 31, 2015). In the case of the AVIVA master services agreement, AVIVA MS has agreed to provide a minimum volume of business, or Minimum Volume Commitment, to us during the term of the contract. The Minimum Volume Commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a deed of variation to the AVIVA master services agreement pursuant to which AVIVA MS agreed to increase the Minimum Volume Commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August 1, 2011 to January 31, 2012. The minimum volume commitment will revert to 3,000 billable full time employees after January 31, 2012 for the remaining term of the AVIVA master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the Minimum Volume Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the Minimum Volume Commitment, there are termination at will provisions which permit AVIVA MS to terminate the AVIVA master services agreement without cause at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to WNS Global Singapore in July 2008, at any time after expiry of 24 months from September 19, 2008, and in the case of the Pune facility which was transferred to WNS Global Singapore in August 2008, at any time after expiry of 24 months from October 10, 2008, in each case, with six months’ notice upon payment of a termination fee. The Annual Minimum Revenue Commitment and the Minimum Volume Commitment under these two contracts were met in fiscal 2010.
FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and revenue less repair payments, respectively. Contractually, FMFC was obligated to provide us with annual minimum revenue, or pay the shortfall, through fiscal 2011. We have filed claims in FMFC’s Chapter 11 case both for the payment of unpaid invoices for services rendered to FMFC before FMFC filed for Chapter 11 bankruptcy, for our entitlement under FMFC’s annual minimum revenue commitment, and for administrative expenses. The amount of outstanding claims filed totaled $15.6 million. In a judgment passed by the bankruptcy court in 2009, the claim filed by WNS amounting to $11.6 million on account of loss of profit from the remainder of the minimum revenue commitment has been denied. We have appealed against this order which is pending before the Bankruptcy Appellate Court, Tucson, Arizona. The realizability of these claims cannot be determined at this time. We have provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC. In the same matter, the liquidating trustee, appointed by the bankruptcy court, has filed a petition against us claiming a refund of payments made by FMFC to us during the 90 days period immediately prior to its filing of the bankruptcy petition. FMFC paid a sum of $4 million during the period from May 22, 2007 through August 21, 2007. All these payments were made in the ordinary course of business and were against the undisputed invoices of the services provided by us to FMFC during the relevant period. After consultation with our counsel, we believe we have a meritorious defense against any such claim by the liquidating trustee and we intend to dispute such claim.
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
SG&A expenses as a proportion of revenue were 14.8% in fiscal 2010 as compared with 14.5% for fiscal 2009. SG&A expenses as a proportion of revenue less repair payments were 22.1% in fiscal 2010 as compared with 19.6% for fiscal 2009. We expect SG&A expenses to increase but at a lower rate than the increase in our revenue less repair payments.
We expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2011 but at a lower rate than the increase in our revenue less repair payments.
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
Other expense (income), net
Other expense (income), net is primarily comprised of interest income and foreign exchange gains or losses.
Interest Expense
Interest expense primarily relates to interest charges payable on our secured 4.5 year Term Loan facility of $200 million entered into in July 2008 to finance our transaction with AVIVA and interest charges arising from our short-term note payable and our line of credit.
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
The following table presents certain operating data as of the dates indicated:

	As of March 31,
	2010	2009	2008
Total headcount	21,958	21,356	18,104
Built up seats(1)	15,836	15,485	11,062
Used seats(1)	13,659	12,456	8,559
Seat utilization rate(2)	1.4	1.4	1.6

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase headcount.

(2)	The seat utilization rate is calculated by dividing the total headcount by the number of built up seats to show the rate at which we are able to utilize our built up seats. The decrease in seat utilization during fiscal 2009 was due to the acquisition of Aviva Global where seat utilization was lower as compared to the seat utilization of the rest of WNS.
Foreign Exchange
Exchange Rates
Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (71.9% and 58.1%, respectively, in fiscal 2010, 71.4% and 61.4%, respectively, in fiscal 2009, and 69.3% and 53.8%, respectively, in fiscal 2008) and US dollars (24.9% and 37.1%, respectively, in fiscal 2010, 25.5% and 34.4%, respectively, in fiscal 2009, and 26.9% and 40.5%, respectively, in fiscal 2008), most of our expenses (net of payments to repair centers) (58.5% in fiscal 2010, 61.6% in fiscal 2009 and 72.0% in fiscal 2008) are incurred and paid in Indian rupees. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/US dollar exchange rate was approximately Rs. 47.46 per $1.00 in fiscal 2010, which represented a depreciation of the Indian rupee of 3.0% as compared with the average exchange rate of approximately Rs. 46.10 per $1.00 in fiscal 2009, which in turn represented a depreciation of the Indian rupee of 14.9% as compared with the average exchange rate of approximately Rs. 40.13 per $1.00 in fiscal 2008. The average pound sterling/US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2010, which represented a depreciation of the pound sterling of 7.2% as compared with the average exchange rate of approximately £0.58 per $1.00 in fiscal 2009, which in turn represented a depreciation of the pound sterling of 14.3% as compared with the average exchange rate of approximately £0.50 per $1.00 in fiscal 2008. We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”
We have subsidiaries in several countries and hence, the functional currencies of these entities differ from our reporting currency, the US dollar. The financial statements of these entities are translated to the reporting currency as at the balance sheet date. Adjustments resulting from the translation of these financial statements from functional currency to reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of equity. Foreign currency transaction gains and losses are recorded as other income or expense.

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
A majority of the payments we receive from our clients are denominated in pound sterling, US dollars and Euros. For most of our clients, our subsidiaries in the UK, the US and Mauritius enter into contractual agreements directly with our clients for the provision of business process outsourcing services by WNS Global. WNS Global holds the foreign currency it receives in an export earners foreign currency account. All foreign exchange requirements, such as for the import of capital goods, expenses incurred during overseas travel by employees and discharge of foreign exchange expenses or liabilities, can be met using the foreign currency in the export earners foreign currency account in India. As and when funds are required by us, the funds in the export earners’ foreign currency account may be transferred to an ordinary rupee-denominated account in India.
There are currently no Jersey, UK or US foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations.
Income Taxes
We operate in multiple tax jurisdictions including India, Sri Lanka, the Philippines, the UK, Romania, Costa Rica, the US, the Netherlands, Singapore, Mauritius, Australia and China. As a result, our effective tax rate will change from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.
Our Indian operations are eligible to claim income tax exemption with respect to profits earned from export revenue by various delivery centers registered with STPI. This benefit used to be available from the date of commencement of operations to March 31, 2009, subject to a maximum of ten years. In May 2008, the Government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which further extended the STPI tax holiday period by an additional year through fiscal 2011. We had 13 such delivery centers in fiscal 2010, 14 such delivery centers in fiscal 2009 and 14 such delivery centers in fiscal 2008. The tax benefits of our 13 delivery centers located in Bangalore, Chennai, Gurgaon, Mumbai, Nashik and Pune will expire on April 1, 2011 while the tax benefits enjoyed by three of our other delivery centers located in Mumbai, Nashik and Pune expired on April 1, 2007, 2008 and 2009, respectively. Upon expiry of the tax holiday, income tax will be leviable at the rate of 33.22%.
One of our Sri Lankan subsidiaries is also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the Board of Investment, Sri Lanka. This tax holiday is available for five years from the year of assessment in which the subsidiary commences to make profits or any year of assessment not later than two years from the date of commencement of operations, whichever is the earlier. The tax holiday for this Sri Lankan subsidiary expires on March 31, 2011. The tax holiday for another Sri Lankan subsidiary expired on March 31, 2009. Upon expiry of the tax holiday, income tax will be leviable at the rate of 15% on the first Sri Lankan rupees five million of income and at the rate of 35% on income exceeding Sri Lankan rupees five million.
Our joint venture company in the Philippines, WNS Philippines Inc., and its wholly-owned subsidiary, WNS Global Services Philippines Inc., are also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Board of Investment and the Philippines Economic Zone Authority. This tax holiday is available for four years from the date of grant of the tax exemption. Upon expiry of the tax holiday, income generated by WNS Philippines Inc. and WNS Global Services Philippines Inc. will be taxed at the then prevailing annual tax rate which is currently 30%.
Our subsidiary in Costa Rica is also eligible for 100% income tax exemption for an initial eight years and 50% for the four years thereafter, starting from the date of commencement of the operation on November 16, 2009.

In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT. From fiscal 2007 to fiscal 2009, the MAT was applied at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million. The MAT has been increased (1) to the rate of 16.99% in the case of profits exceeding Rs. 10 million and 15.45% in the case of profits not exceeding Rs. 10 million in fiscal 2010 and (2) to 19.93% in the case of profits exceeding Rs. 10 million and 18.54% in the case of profits not exceeding Rs. 10 million in fiscal 2011. As a result of the adoption of Indian Finance Act, 2007, we became subject to MAT and have been required to pay additional taxes since fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. We expect to be able to set off our MAT payments against our increased tax liability based on taxable income when our tax holiday expires or is withdrawn by the Indian tax authorities.
As a result of the foregoing, the additional income tax expense we would otherwise have had to incur at the statutory rates in India and Sri Lanka, if the tax exemption was not available, would have been approximately $15.6 million for fiscal 2010, $16.1 million for fiscal 2009 and $11.5 million for fiscal 2008. When our tax holiday expires or is withdrawn by Indian tax authorities, our tax expense will materially increase. Our Indian operations had incurred tax losses from some of its STPI units which have not been set off against the other taxable income, therefore tax losses are being such carried forward to subsequent years. We have not recognized a deferred tax asset on such carried forward losses as there is uncertainty regarding the availability of such operating losses to be set off against taxable income in subsequent years.
In addition, in May 2007, the Government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax was payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the Government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The legislation permitted the employer to recover the fringe benefit tax from the employees. Accordingly, the terms of our award agreements with applicable employees in India under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan (as described in “Item 6. Directors, Senior Management and Employees — B. Compensation — Employee Benefit Plans”) allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009 which abolished the levy of fringe benefit tax on certain expenses incurred by an employer and share-based compensation provided to employees, by an employer. However, it also provides that share-based compensation paid and other fringe benefits or amenities provided to employees would be taxable in the hands of the employees as salary benefit and an employer would be required to withhold taxes payable thereon.
In 2005, the Government of India implemented the Special Economic Zone, or SEZ, legislation with the effect that taxable income of new operations established in designated SEZs may be eligible for tax exemption equal to (i) 100% of their profits or gains derived from export income for the first five years from the commencement of operations; (ii) 50% of those profits or gains derived from export income for the next five years; and (iii) 50% of those profits or gains derived from export income for a further five years, subject to satisfying certain capital investment requirements. Our delivery center in Gurgaon set up in fiscal 2008 benefits from this tax holiday equal to 100% exemption until fiscal 2012 and 50% from fiscal 2013 until fiscal 2022.
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
Critical Accounting Policies
The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this annual report which have been prepared in accordance with US GAAP. Note 3 to our consolidated financial statements included elsewhere in this annual report describes our significant accounting policies and is an essential part of our consolidated financial statements.

We believe the following to be critical accounting policies. By “critical accounting policies,” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.
Revenue Recognition
We generate revenue by providing BPO services to our clients, which primarily include providing back-office administration, data management, contact center management and automobile claims handling services. We recognize revenue when we have persuasive evidence of an arrangement, services have been rendered, the fee is determinable and collectibility is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into an agreement with our clients with terms and conditions that describe the service and the related payments and are legally enforceable. We consider revenue to be determinable when the services have been provided in accordance with the agreement. When the terms of the agreement specify service level parameters that must be met, we monitor such service level parameters and determine if there are any service credits or penalties that we need to account for. Revenue is recognized net of any service credits that are due to a client. Generally, our revenue is from large companies, where we do not believe we have a significant credit risk.
In limited instances we have entered into minimum commitment arrangements, wherein the service contracts either provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. In such minimum commitment arrangements where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. However, when the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in subsequent years, we recognize deferred revenue for the shortfall which has been invoiced and received. To the extent we have sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recognized as revenue in that period. In order to determine whether we have sufficient experience, we consider several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and us; (ii) the length of time for which we have such historical experience; (iii) future volume expected based on projections received from the client; and (iv) our internal expectations of the ongoing volume with the client. Otherwise the deferred revenue will remain until such time we can conclude that it will not receive revenue in excess of the minimum commitment. For certain agreements, we have retroactive discounts related to meeting agreed volumes. In such situations, we record revenue at the discounted rate, although we initially bill at the higher rate, unless we can determine that the agreed volumes will not be met, based on the factors discussed above.
We invoice our clients depending on the terms of the arrangement, which include billing based on a per employee, per transaction or cost-plus basis. Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all recognition criteria have been met. However, the costs related to the performance of such work are recognized in the period the services are rendered. For certain of our clients, we perform process transition activities and charge some of them for these activities upon execution of the contract with such client. We defer the revenue and the cost attributable to client process transition activities with respect to these clients where such activities do not represent the culmination of a separate earning process. Such revenue and cost are subsequently recognized ratably over the period in which the related BPO services are performed. The deferment of cost is limited to the amount of the deferred revenue. Any cost in excess of the deferred revenue is recognized during the period it was incurred.
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
In order to provide accident management services, we negotiate with and set up a network of repair centers where vehicles involved in an accident can be repaired. We are the principal in these transactions between the repair center and the client. The repair centers bill us for the negotiated costs of the repair and we invoice such costs to the client. We recognize the amounts invoiced to the client as revenue as we have determined that we meet the criteria established by ASC Subtopic 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Factors considered in determining that we are the principal in the transaction include whether (i) we negotiate the labor rates with repair centers; (ii) we determine which repair center should be used; (iii) we are responsible for timely and satisfactory completion of repairs; and (iv) we bear the credit risk. If there are circumstances where the above criteria are not met and therefore the company is not the principal in providing accident management services, amounts received from customers are recognized and presented net of payment to repair centers in the consolidated statement of income. Revenue from accident management services is recorded net of the repairer referral fees passed on to customers.
Share-based Compensation
We provide share-based awards such as stock options and RSUs to our employees, directors and executive officers through various equity compensation plans. We recognize the share based compensation in accordance with ASC 718, “Stock Compensation,” or ASC 718. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.
In accordance with the provisions of ASC 718, share-based compensation for all awards granted, modified or settled on or after April 1, 2006, that we expect to vest, is recognized on a straight line basis over the requisite service period, which is generally the vesting period of the award.
ASC 718 requires the use of a valuation model to calculate the fair value of share-based awards. Based on our judgment, we have elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant.
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

Business Combinations
As a part of acquisition accounting, we allocate the purchase price of acquired companies to the identified tangible and intangible assets based on the estimated fair values on the date of the acquisition. The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, income taxes, contingent consideration and estimated restructuring liabilities. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to appropriate method of valuation, future cash flow projections, weighted average cost of capital, discount rates, risk-free rates, market rate of return and risk premiums.
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
We determine reporting units and estimate the goodwill to be allocated to each reporting unit under ASC 350 “Intangible—Goodwill and others” The identification of the reporting units is based on the economic characteristics and availability of discrete financial data with respect to the reporting unit.
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
Fair value of a reporting unit is determined using the income approach which involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rate, and operating margins used to calculate projected future cash flows, weighted average cost of capital, discount rates, risk-free rates, market rate of return, risk premiums, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2010, did not result in an impairment charge.
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
Income Taxes
We apply the asset and liability method of accounting for income taxes as described in ASC 740, “Income Taxes,” or ASC 740. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.
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
Further ASC 740-10 requires us to recognize a provision for uncertainty in income taxes based on minimum recognition threshold. Evaluation of tax positions and recognition of provisions, under the provisions of ASC 740, involves interpretation of tax laws, estimates of probabilities of tax positions being sustained and the amounts of payments to be made under various scenarios. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given with respect to the final outcome of these matters. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our provision for income taxes in the period in which such a determination is made.
Derivative Financial Instruments
The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered into to manage interest rate risk associated with our floating rate borrowings. Our primary exchange rate exposure is with the US dollars, pound sterling and the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, we record the effective portion of gain or loss from changes in the fair value of the derivative instruments in accumulated other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes us to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is probable that a forecasted transaction will not occur, we discontinue the hedge accounting and recognize immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss). Although we believe that our estimates of the forecasted transactions are reasonable and based on historical experience, the final occurrence of such transactions could be different as a result of external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts, which will have a material effect on our earnings.
Fair value measurements
ASC 820-10, “Fair Value Measurements and Disclosures” defines fair value as the price that would be paid upon sale of an asset or upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participant would use in pricing the asset or liability, not on assumptions specific to us. In addition, the fair value of assets and liabilities should include consideration of non-performance risk including credit risk.
ASC 820-10 also discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
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

Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	Revenue			Revenue Less Repair Payments
	Year Ended March 31,			Year Ended March 31,
	2010	2009(Restated)	2008(Restated)	2010	2009(Restated)	2008(Restated)
				Unaudited	Unaudited	Unaudited
Cost of revenue	75.4%	75.2%	78.0%	63.3%	66.5%	66.8%
Gross profit	24.6%	24.8%	22.0%	36.7%	33.5%	33.2%
Operating expenses:
SG&A	14.8%	14.5%	16.6%	22.1%	19.6%	25.0%
Amortization of intangibles assets	5.6%	4.8%	0.7%	8.3%	6.5%	1.0%
Impairment of goodwill, intangibles and other assets	—	—	3.5%	—	—	5.3%
Operating income	4.2%	5.5%	1.2%	6.3%	7.4%	1.9%
Other expense (income), net	1.2%	1.1%	(2.1)%	1.8%	1.5%	(3.2)%
Interest expense	2.4%	2.3%	—	3.5%	3.1%	—

Provision for income taxes	0.2%	0.6%	1.2%	0.3%	0.9%	1.8%
Net income	0.5%	1.5%	2.2%	0.7%	2.1%	3.3%
Net loss attributable to redeemable noncontrolling interest	0.2%	0.1%	—	0.3%	0.1%	—
Net income attributable to WNS shareholders	0.6%	1.6%	2.2%	1.0%	2.1%	3.3%
The following table reconciles revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) across our business:

	Year Ended March 31,
	2010	2009(Restated)	2008(Restated)
Revenue	100.0%	100.0%	100.0%
Less: Payments to repair centers	33.0%	26.1%	33.6%

Revenue less repair payments	67.0%	73.9%	66.4%

Fiscal 2010 Compared to Fiscal 2009 (Restated)
Revenue. Revenue in fiscal 2010 was $582.5 million, an increase of $61.6 million, or 11.8%, over our revenue of $520.9 million in fiscal 2009. This increase in revenue of $61.6 million was primarily attributable to an increase in revenue from existing clients of $38.8 million and, to a lesser extent, an increase in revenue from new clients of $22.8 million. The increase in revenue from existing clients was primarily attributable to increased business from existing clients of WNS Assistance, our auto claims business. The increase in revenue from existing clients was also on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes, partially offset by the adverse exchange rate movement of pound sterling to US dollar by an average of 7.2% in fiscal 2010 as compared to fiscal 2009. Revenue from the UK, and North America (primarily the US) accounted for $339.2 million and $142.7 million, respectively, of our revenue for fiscal 2010, representing an increase of 16.5% and 9.4%, respectively, from fiscal 2009. The increase in revenue from the UK was primarily attributable to increased business from existing clients of our auto claims business and on account of revenue contribution resulting from the AVIVA transaction for the full twelve month period in fiscal 2010 as opposed to the partial nine month period in fiscal 2009. Revenue from Europe (excluding the UK) accounted for $97.3 million of our revenue for fiscal 2010, representing a decrease of 0.4% from fiscal 2009 primarily on account of a decrease in the volume of business from existing clients.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2010 was $390.5 million, an increase of $5.5 million, or 1.4%, over our revenue less repair payments of $385.0 million in fiscal 2009. This increase in revenue less repair payments of $5.5 million was primarily attributable to an increase in revenue less repair payments from new clients of $13.0 million, partially offset by a decrease in revenue less repair payments from existing clients of $7.5 million. The decrease in revenue less repair payments from existing clients was attributable to the adverse exchange rate movement of pound sterling to US dollar by an average of 7.2% in fiscal 2010 as compared to fiscal 2009, partially offset by higher revenue less repair payments on account of revenue contribution resulting from the AVIVA transaction for the full twelve month period in fiscal 2010 as opposed to the partial nine month period in fiscal 2009. Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from UK, Europe (excluding the UK) and North America (primarily the US) accounted for $215.6 million, $29.0 million and $142.7 million, respectively, of our revenue less repair payments in fiscal 2010, representing a decrease of 3.8%, an increase of 0.3% and an increase of 9.4% respectively, from fiscal 2009. The increase in North America (primarily the US) is due primarily to an increase in business from new clients. The decrease in revenue less repair payments from UK was primarily on account of the adverse exchange rate movement of pound sterling to US dollar by an average of 7.2% in fiscal 2010 as compared to fiscal 2009. We realized an increase in revenue less repair payments most significantly in our industrial and infrastructure business unit, and to a lesser extent, in our emerging businesses unit. During the same period we experienced a decrease in revenue less repair payments in our travel and leisure business unit and in our BFSI unit.
Cost of Revenue. Cost of revenue in fiscal 2010 was 75.4% of revenue as compared to 75.2% of revenue in fiscal 2009. Cost of revenue in fiscal 2010 was $439.2 million, an increase of $47.4 million, or 12.1%, over our cost of revenue of $391.8 million in fiscal 2009. Cost of revenue excluding payments made to repair centers for our “fault” repair services decreased by $8.6 million for fiscal 2010 as compared to fiscal 2009. Payments made to repair centers increased by $56.0 million to $192.0 million in fiscal 2010 from $135.9 million in fiscal 2009 mainly due to an increase in the repair costs associated with payments made to repair centers for the clients of our auto claims business. Infrastructure costs decreased by $11.4 million mainly on account of lower sub-contracting cost. In addition, depreciation cost decreased by $0.5 million and travel costs decreased by $0.6 million. These decreases were partially offset by an increase in operating employee compensation by $4.0 million due to an increase in headcount and wages. Share-based compensation cost included in operating employee compensation increased by $0.1 million in fiscal 2010 as compared to fiscal 2009.
Gross Profit. Gross profit in fiscal 2010 was $143.2 million, or 24.6% of revenue, as compared to $129.1 million, or 24.8% of revenue, in fiscal 2009. Gross profit as a percentage of revenue less repair payments was 36.7% in fiscal 2010 compared to 33.5% in fiscal 2009. Gross profit as a percentage of revenue less repair payments increased by approximately 3.2% in fiscal 2010 as compared to fiscal 2009 primarily on account of a decrease in cost of revenue excluding payments made to repair centers by $8.6 million as discussed above
SG&A Expenses. SG&A expenses in fiscal 2010 were $86.2 million, an increase of 14.2% over our SG&A expenses of $75.5 million in fiscal 2009. This increase was primarily on account of (i) an increase in non-operating employee compensation cost by $11.0 million including an increase in share-based compensation costs by $1.6 million, mainly due to an increase in wages and severance cost of $2.1 million associated with the departure of a few members of our senior management team in fiscal 2010, (ii) an increase in facilities costs by $1.1 million, (iii) an increase in other administration related expenses such as communication costs and marketing costs by $0.6 million, (iv) an increase in other employee related costs such as recruitment and training costs by $0.5 million and (v) an increase in the provision for bad debts by $0.1 million. These increases were partially offset by (i) a decrease in other taxes by $1.1 million on account of dividend tax on an upstream distribution of dividend from an Indian subsidiary to its holding company, (ii) a decrease in professional fees by $1.0 million, (iii) a decrease in travel expenses by $0.3 million and (iv) a decrease in fringe benefit tax payable by $0.2 million. The decreases in respect of items (ii) and (iii) were primarily on account of cost control measures implemented by us in fiscal 2010. SG&A expenses as a percentage of revenue was 14.8% in fiscal 2010 as compared to 14.5% in fiscal 2009. SG&A expenses as a percentage of revenue less repair payments was 22.1% in fiscal 2010 as compared to 19.6% in fiscal 2009.
Amortization of Intangible Assets. Amortization of intangible assets was $32.4 million in fiscal 2010, an increase of $7.5 million over $24.9 million in fiscal 2009. The increase was primarily on account of amortization of intangible assets acquired through our acquisition of Aviva Global (which we refer to as WNS Global Singapore following our acquisition in July 2008) as fiscal 2010 has the amortization cost for the full twelve month period as opposed to the partial nine month period in fiscal 2009.
Operating Income. Income from operations in fiscal 2010 was $24.6 million compared to $28.7 million in fiscal 2009, due to the reasons discussed above. Income from operations as a percentage of revenue was 4.2% in fiscal 2010 as compared to 5.5% in fiscal 2009. Income from operations as a percentage of revenue less repair payments was 6.3% in fiscal 2010 as compared to 7.4% in fiscal 2009.
Other Expenses (Income), Net. Other expenses, net in fiscal 2010 was $7.0 million as compared to other expenses, net of $5.6 million in fiscal 2009, representing an increase of $1.4 million, primarily on account of (i) a decrease in other income by $1.0 million to $1.7 million in fiscal 2010 as compared to $2.7 million in fiscal 2009 and (ii) an increase in foreign exchange loss of $0.4 million to $8.7 million in fiscal 2010 as compared to $8.3 million in fiscal 2009.
Interest Expenses. Interest expenses in fiscal 2010 was $13.8 million primarily due to interest for the full 12-month period paid on the Term Loan taken to fund the AVIVA transaction as compared to $11.8 million interest for the partial nine-month period paid on the loan in fiscal 2009.

Provision for Income Taxes. Provision for income taxes in fiscal 2010 was $1.0 million, a decrease of 70.1% over our provision for income taxes of $3.3 million in fiscal 2009. This decrease is primarily on account of lower taxable income in fiscal 2010 as compared to fiscal 2009. Tax as a percentage of net income before tax was 27.1% in fiscal 2010 as compared to 29.7% in fiscal 2009.
Net Income . Net income in fiscal 2010 was $2.7 million as compared to $7.9 million in fiscal 2009. Net income as a percentage of revenue was 0.5% in fiscal 2010 as compared to 1.5% in fiscal 2009. Net income as a percentage of revenue less repair payments was 0.7% in fiscal 2010 as compared to 2.1% in fiscal 2009.
Net loss attributable to redeemable noncontrolling interest. Net loss attributable to redeemable noncontrolling interest in fiscal 2010 was $1.0 million as compared to $0.3 million in fiscal 2009. This was primarily on account of losses in our joint venture in the Philippines.
Net Income attributable to WNS Shareholders. Net income attributable to WNS shareholders in fiscal 2010 was $3.7 million as compared to $8.2 million in fiscal 2009. Net income attributable to WNS shareholders as a percentage of revenue was 0.6% in fiscal 2010 as compared to 1.6% in fiscal 2009. Net income attributable to WNS shareholders as percentage of revenue less repair payments was 1.0% in fiscal 2010 as compared to 2.1% in fiscal 2009.
Fiscal 2009 (Restated) Compared to Fiscal 2008 (Restated)
Revenue. Revenue in fiscal 2009 was $520.9 million, an increase of $82.9 million, or 18.9%, over our revenue of $438.0 million in fiscal 2008. This increase in revenue of $82.9 million was primarily attributable to an increase in revenue from new clients of $57.6 million and, to a lesser extent, an increase in revenue from existing clients of $25.3 million. Of the $82.9 million increase in revenue, Call 24-7 and BizAps, which we acquired in April 2008 and June 2008, respectively, contributed $37.1 million and $3.3 million, respectively. Some of the clients of Call 24-7 and BizAps that contributed to such revenue were existing clients of WNS prior to the respective acquisitions and some were new to WNS. The increase in revenue from existing clients was primarily attributable to the AVIVA transaction. The increase in revenue from existing clients was on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. Revenue from the UK and North America (primarily the US) accounted for $291.2 million and $130.5 million, respectively, of our revenue for fiscal 2009, representing an increase of 34.3% and 14.7%, respectively, from fiscal 2008. The increase in revenue from UK was primarily attributable to the AVIVA transaction. Revenue from Europe (excluding the UK) accounted for $97.7 million of our revenue for fiscal 2009, representing a decrease of 6.2% from fiscal 2008 primarily on account of a decrease in the volume of business from existing clients.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2009 was $385.0 million, an increase of $94.4 million, or 32.5%, over our revenue less repair payments of $290.6 million in fiscal 2008. This increase in revenue less repair payments of $94.4 million was primarily attributable to an increase in revenue less repair payments from new clients of $54.0 million and an increase in revenue less repair payments from existing clients of $40.4 million. Of the $94.4 million increase in revenue less repair payments, Call 24-7 and BizAps, which we acquired in April 2008 and June 2008, respectively, contributed $36.5 million and $3.3 million, respectively. Some of the clients of Call 24-7 and BizAps that contributed to such revenue were existing clients of WNS prior to their respective acquisitions and some were new to WNS. The increase in revenue less repair payments from existing clients was primarily attributable to the AVIVA transaction. The increase in revenue less repair payments from existing clients was on account of expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $224.2 million, $28.9 million and $130.5 million, respectively, of our revenue less repair payments in fiscal 2009, representing an increase of 53.4%, 5.2% and 14.7%, respectively, from fiscal 2008. We realized an increase in revenue less repair payments in our BFSI business unit, and to a lesser extent, in our emerging businesses unit. However, we experienced a decrease in revenue less repair payments in our industrial and infrastructure business unit and, to a lesser extent, in our travel and leisure business unit.
Cost of Revenue. Cost of revenue in fiscal 2009 was 75.2% of revenue as compared to 78.0% of revenue in fiscal 2008. Cost of revenue in fiscal 2009 was $391.8 million, an increase of $50.2 million, or 14.7%, over our cost of revenue of $341.6 million in fiscal 2008. Cost of revenue excluding payments made to repair centers for our “fault” repair services increased by $61.7 million for fiscal 2009 as compared to fiscal 2008. Payments made to repair centers decreased by $11.5 million to $135.9 million in fiscal 2009 from $147.4 million in fiscal 2008 mainly due to decreased business from existing clients of WNS Assistance, our auto claims business. Infrastructure costs increased by $42.0 million mainly on account of payments made to the repair centers by Call 24-7 for its “non-fault” repair services. In addition, operating employee compensation increased by $18.5 million due to an increase in headcount and wages. The increase in headcount was primarily attributable to our acquisition of WNS Global Singapore. Share-based compensation cost included in operating employee compensation increased by $1.2 million in fiscal 2009 as compared to fiscal 2008 due to the grant of new RSUs in fiscal 2009. Depreciation cost increased by $3.2 million mainly due to the opening of new delivery centers, one each in the Philippines and Romania, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of WNS Global Singapore. The increase was partially offset by a decrease in travel costs by $2.0 million
Gross Profit. Gross profit in fiscal 2009 was $129.1 million, or 24.8% of revenue, as compared to $96.5 million, or 22.0% of revenue, in fiscal 2008. Gross profit as a percentage of revenue less repair payments was 33.5% in fiscal 2009 compared to 33.2% in fiscal 2008. Gross profit as a percentage of revenue less repair payments increased by approximately 0.3% in fiscal 2009 as compared to fiscal 2008 primarily on account of an increase in revenue less repair payments of $94.4 million as discussed above.
SG&A Expenses. SG&A expenses in fiscal 2009 were $75.5 million, an increase of 3.9% over our SG&A expenses of $72.7 million in fiscal 2008. This increase was primarily on account of (i) an increase in non-operating employee compensation cost by $11.0 million due to an increase in headcount and wages, including an increase in share-based compensation costs by $5.4 million, and (ii) an increase in facilities costs by $1.7 million due primarily to the setting up of new delivery centers, one each in Romania and the Philippines, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of WNS Global Singapore. The increase was partially offset by (i) a decrease in other administration related expenses such as communication costs and marketing costs by $2.0 million, (ii) a decrease in fringe benefit tax payable by us on the allotment of shares pursuant to the exercise, on or after April 1, 2008, of options and RSUs granted to employees by $1.8 million, (iii) a decrease in other employee related costs such as recruitment and training costs by $1.8 million, (iv) a decrease in travel expenses by $1.4 million, (v) a decrease in the provision for bad debts by $1.2 million, (vi) a decrease in professional fees by $0.9 million, and (vii) a decrease in other taxes by $0.8 million. The decreases in respect of items (i), (iii), (iv) and (vi) were primarily on account of cost control measures implemented by us in fiscal 2009. SG&A expenses as a percentage of revenue was 14.5% in fiscal 2009 as compared to 16.6% in fiscal 2008. SG&A expenses as a percentage of revenue less repair payments was 19.6% in fiscal 2009 as compared to 25.0% in fiscal 2008.
Amortization of Intangible Assets. Amortization of intangible assets was $24.9 million in fiscal 2009, an increase of $22.0 million over $2.9 million in fiscal 2008. The increase was on account of amortization of intangible assets acquired through our acquisitions of Marketics in May 2007 (for the full 12-month period ended March 31, 2009 as opposed to the partial period for fiscal 2008), Flovate in June 2007 (for the full 12-month period ended March 31, 2009 as opposed to the partial period for fiscal 2008), Call 24-7 in April 2008, BizAps in June 2008 and WNS Global Singapore in July 2008.
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
Operating Income. Income from operations in fiscal 2009 was $28.7 million compared to $5.4 million in fiscal 2008, due to the reasons discussed above. Income from operations as a percentage of revenue was 5.5% in fiscal 2009 as compared to 1.2% in fiscal 2008. Income from operations as a percentage of revenue less repair payments was 7.4% in fiscal 2009 as compared to 1.9% in fiscal 2008.
Other Expenses (Income), Net. Other expense, net in fiscal 2009 was $5.6 million as compared to other income, net of $9.2 million in fiscal 2008, primarily on account of (i) a decrease in interest income by $3.6 million to $2.7 million in fiscal 2009 as compared to $6.3 million in fiscal 2008 as a result of lower cash balance in fiscal 2009 with the use of cash to fund our acquisitions in fiscal 2009, and (ii) a foreign exchange loss of $8.3 million in fiscal 2009 as compared to a foreign exchange gain of $2.9 million in fiscal 2008.
Interest Expenses. Interest expenses in fiscal 2009 were $11.8 million primarily due to the Term Loan taken to fund the AVIVA transaction. We had no interest expense in fiscal 2008.
Provision for Income Taxes. Provision for income taxes in fiscal 2009 was $3.3 million, a decrease of 35.4% over our provision for income taxes of $5.2 million in fiscal 2008. This decrease is primarily on account of higher deferred tax credits, attributable to higher intangibles due to acquisitions made by us in fiscal 2009, resulting in lower tax expense. Tax as a percentage of net income before tax was 29.7% in fiscal 2009 as compared to 35.4% in fiscal 2008.

Net Income . Net income in fiscal 2009 was $7.9 million as compared to $9.4 million in fiscal 2008. Net income as a percentage of revenue was 1.5% in fiscal 2009 as compared to 2.2% in fiscal 2008. Net income as a percentage of revenue less repair payments was 2.1% in fiscal 2009 as compared to 3.3% in fiscal 2008.
Net loss attributable to redeemable noncontrolling interest. Net loss attributable to redeemable noncontrolling interest in fiscal 2009 was $0.3 million. This was primarily on account of losses in our joint venture in the Philippines. There was no net loss attributable to non-controlling interest in fiscal 2008.
Net Income attributable to WNS Shareholders. Net income attributable to WNS shareholders in fiscal 2009 was $8.2 million as compared to $9.4 million in fiscal 2008. Net income attributable to WNS shareholders as a percentage of revenue was 1.6% in fiscal 2009 as compared to 2.2% in fiscal 2008. Net income attributable to WNS shareholders as percentage of revenue less repair payments was 2.1% in fiscal 2009 as compared to 3.3% in fiscal 2008.
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
WNS Global BPO is primarily delivered out of our offshore delivery centers in India, Sri Lanka, the Philippines, Romania and Costa Rica. This segment includes all of our business activities with the exception of WNS Auto Claims BPO. WNS Auto Claims BPO is our automobile claims management business which is primarily based in the UK and is part of our BFSI business unit. See “Item 4. Information on the Company — B. Business Overview — Business Process Outsourcing Service Offerings.” We report WNS Auto Claims BPO as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPO segment.
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
The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated. Effective April 1, 2009, we have begun to allocate other expense (income), net, interest expense and income tax expense to WNS Global BPO and WNS Auto Claims BPO segments because in management’s view such presentation is more representative of the respective segment performance. Segment disclosures for the prior comparable periods have been changed to give effect to this new classification.

	Year Ended March 31,
	2010		2009(Restated)		2008(Restated)

	WNS Global	WNS Auto	WNS Global	WNS Auto	WNS Global	WNS Auto
	BPO	Claims BPO	BPO	Claims BPO	BPO	Claims BPO
	(US dollars in millions)

Segment revenue(1)	$341.5	$242.1	$322.9	$198.7	$261.2	$177.9
Less: Payments to repair centers	—	191.9	—	135.9	—	147.4
Revenue less repair payments (1)	341.5	50.1	322.9	62.9	261.2	30.5
Cost of revenue(2)	210.4	34.3	213.1	39.9	181.7	11.1
Other costs(3)	68.6	5.8	58.9	6.4	61.0	5.0

Segment operating income	62.5	10.0	50.9	16.5	18.5	14.4
Other expense (income) net	9.1	(2.1)	6.1	(0.5)	(7.9)	(1.3)
Interest expense	13.8	0.1	11.2	0.6	—	—

Segment income before income taxes	39.7	12.0	33.6	16.4	26.4	15.7
(Provision) benefit for income taxes	1.9	(2.9)	0.3	(3.6)	(0.3)	(4.9)

Segment income	$41.5	$9.2	$33.9	$12.8	$26.1	$10.8

Notes:

(1)	Segment revenue and revenue less repair payments include inter-segment revenue of $1.1 million for fiscal 2010, $0.7 million for fiscal 2009 and $1.1 million for fiscal 2008.

(2)	Cost of revenue includes inter-segment expenses of $1.1 million for fiscal 2010, $0.7 million for fiscal 2009 and $1.1 million for fiscal 2008, and excludes stock-based compensation expenses of $3.7 million for fiscal 2010, $3.6 million for fiscal 2009 and $2.4 million for fiscal 2008, which are not allocable between our segments.

(3)	Excludes stock-based compensation expenses (including related fringe benefit tax) of $11.9 million for fiscal 2010, $10.2 million for fiscal 2009 and $6.7 million for fiscal 2008, which are not allocable between our segments. SG&A expenses comprise other costs and stock-based compensation expenses.
In fiscal 2010, WNS Global BPO accounted for 58.6% of our revenue and 87.4% of our revenue less repair payments, as compared to 62.0% of our revenue and 83.9% of our revenue less repair payments in fiscal 2009.
WNS Global BPO
Segment Revenue. Revenue in the WNS Global BPO segment increased by 5.7% to $341.5 million in fiscal 2010 from $322.9 million in fiscal 2009. This increase was primarily driven by an increase in the volume of transactions executed for new clients, which contributed $10.8 million of the increase, and an expansion of the number of processes executed for existing clients and on account of revenue contribution from WNS Global Singapore for the full twelve month period in fiscal 2010 as opposed to the partial nine month period in fiscal 2009, which contributed $7.8 million of the increase.
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
Segment Operating Income. Segment operating income in the WNS Global BPO segment increased by 22.8% to $62.5 million in fiscal 2010 from $50.9 million in fiscal 2009. The increase was primarily attributable to an increase in segment revenue.
The key components of our cost of revenue are employee costs (which comprise employee salaries and costs related to recruitment, training and retention), infrastructure-related costs (which comprise depreciation charges, lease rentals, facilities management costs and telecommunication network costs), and travel related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPO segment. Our cost of revenue decreased by $2.7 million to $210.4 million in fiscal 2010 from $213.1 million in fiscal 2009, primarily on account of a decrease in infrastructure costs by $7.3 million, a decrease in depreciation costs by $0.8 million and a decrease in travel cost by $0.6 million, partially offset by an increase in employee costs and wages by $6.0 million due to an increase in headcount and wages.
The key components of our other costs are employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, brand building expenses, and other general expenses not related to cost of revenue. Our other costs increased by $9.7 million to $68.6 million in fiscal 2010 from $58.9 million in fiscal 2009. The increase in other costs was primarily on account of (i) an increase in non-operating employee compensation by $10.0 million, (ii) an increase in facilities costs by $1.2 million, (iii) an increase in other administration costs by $0.7 million and (iv) an increase in other employee related costs such as recruitment and training cost by $0.5 million. These increases were partially offset by (i) a decrease in professional fees by $1.1 million, (ii) a decrease in the fringe benefit tax by $1.0 million, (iii) a decrease in other tax expense by $0.3 million and (iv) a decrease in travel expenses by $0.3 million. Segment operating margin for fiscal 2010 increased by 2.5% to 18.3% of revenue as compared to fiscal 2009.
Segment operating income in the WNS Global BPO segment increased by 175.1% to $50.9 million in fiscal 2009 from $18.5 million in fiscal 2008. The increase was primarily attributable to an increase in segment revenue.
Our cost of revenue increased by $31.4 million to $213.1 million in fiscal 2009 from $181.7 million in fiscal 2008, primarily on account of an increase in infrastructure costs by $18.0 million, an increase in depreciation costs by $3.6 million due to the opening of new delivery centers, one each in Romania and the Philippines, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of WNS Global Singapore, and an increase in employee costs and wages by $11.9 million due to the increase in headcount primarily on account of our acquisition of Aviva Global. The increase in cost of revenue was partially offset by a decrease in travel cost by $2.1 million.
Our other costs decreased by $2.1 million to $58.9 million in fiscal 2009 from $61.0 million in fiscal 2008. The decrease in other costs was primarily on account of a decrease in our administration costs by $3.7 million, a decrease in travel expenses by $1.4 million and a decrease in professional fees by $1.1 million, partially offset by an increase in non-operating employee compensation by $4.1 million. The decrease in our administration costs by $3.7 million was primarily due to (i) a decrease in other employee related costs such as recruitment and training cost by $1.8 million, (ii) a decrease in other administrative expense by $1.6 million, (iii) a decrease in bad debts provision of $1.3 million, (iv) a decrease in fringe benefit tax on other expenses by $0.5 million, and (v) a decrease in other tax expense by $0.3 million, which was partially offset by an increase in infrastructure cost of $1.6 million and an increase in depreciation cost of $0.2 million due to the opening of new delivery centers, one each in Romania and the Philippines, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of Aviva Global. Segment operating margin for fiscal 2009 increased by 8.7% to 15.8% of revenue as compared to fiscal 2008.
Segment Income. Segment net income in the WNS Global BPO segment increased by 22.4% to $41.5 million in fiscal 2010 from $33.9 million in fiscal 2009. The increase was primarily attributable to an increase in segment operating income.
The key components of our other income / (expense), net were interest income, other income and foreign exchange gains or losses. The other income / (expense), net in fiscal 2010 was an expense of $9.1 million compared to an expense of $6.1 million in fiscal 2009, an increase of $3.0 million. This increase was mainly due to higher foreign exchange losses of $0.7 million and higher other expenses of $2.3 million in fiscal 2010 as compared to fiscal 2009. The other expense in fiscal 2010 was higher mainly on account of a $1.0 million charge related to unwinding of interest rate swap contract resulting from the $15 million partial pre-payment of the Term Loan and lower interest income of $1.3 million.
The interest expense for fiscal 2010 was $13.8 million as compared to $11.2 million in fiscal 2009 as the interest expense was primarily due to interest for the full 12 month period on the Term Loan as compared to interest paid for the partial nine month period in fiscal 2009.
Income tax in fiscal 2010 was a benefit of $1.9 million as compared to a benefit of $0.3 million in fiscal 2009. The income tax benefit in fiscal 2009 was lower on account of a $1.1 million dividend tax expense on an upstream distribution of dividend from an Indian subsidiary to its holding company.

Segment net income in the WNS Global BPO segment increased by 29.9% to $33.9 million in fiscal 2009 from $26.1 million in fiscal 2008. The increase was primarily attributable to increase in segment operating income.
The other income / (expense), net in fiscal 2009 was an expense of $6.1 million compared to an income of $7.9 million in fiscal 2008 representing, an increase of $14.0 million. This increase was mainly due to higher foreign exchange losses of $11.1 million and lower interest income of $2.9 million in fiscal 2009 as compared to fiscal 2008. The interest income in fiscal 2009 was lower due to lower cash balance after acquisition of Aviva Global.
The interest expense in fiscal 2009 was $11.2 million. There was no interest expense in fiscal 2008.
Income tax in fiscal 2009 was a benefit of $0.3 million as compared to a charge of $0.3 million in fiscal 2008. The income tax in fiscal 2009 was lower on account of deferred tax credits, attributable to higher intangibles due to acquisitions made by us in fiscal 2009, partially offset by a $1.1 million dividend tax on an upstream distribution of dividend from an Indian subsidiary to its holding company.
WNS Auto Claims BPO
Segment Revenue. Revenue in the WNS Auto Claims BPO segment increased by 21.8% to $242.1 million in fiscal 2010 from $198.7 million in fiscal 2009. This increase of $43.3 million was primarily on account of an increase in revenue from existing clients of $31.3 million and an increase in revenue from new clients of $12.0 million. Payments made to repair centers in fiscal 2010 were $191.9 million, an increase of 41.3% from $135.9 million in fiscal 2009. The increase in revenue from existing clients and the increase in payments made to repair centers are primarily due to an increase in the repair costs associated with payments made to repair centers for the clients of our auto claims business. Revenue less repair payments in this segment decreased by 20.3% to $50.1 million in fiscal 2010 from $62.9 million in fiscal 2009 primarily due to a change in mix between revenue less repair payments and revenue and, to a lesser extent, to an adverse foreign exchange rate movement of the pound sterling to US dollar by an average of 7.2% in fiscal 2010 as compared to fiscal 2009.
Revenue in the WNS Auto Claims BPO segment increased by 11.7% to $198.7 million in fiscal 2009 from $177.9 million in fiscal 2008, primarily due to our acquisition of Chang Limited in April 2008. This increase of $20.8 million was primarily on account of an increase in revenue from new clients of $40.2 million which was partially offset by a decrease in revenue from existing clients of $19.4 million. Payments made to repair centers in fiscal 2009 were $135.9 million, a decrease of 7.8% from $147.4 million in fiscal 2008. The decrease in revenue from existing clients and the decrease in payments made to repair centers are primarily due to a decrease in the volume of transactions executed for the existing clients of WNS Assistance. Revenue less repair payments in this segment increased by 106.1% to $62.9 million in fiscal 2009 from $30.5 million in fiscal 2008, primarily due to our acquisition of Chang Limited.
Segment Operating Income. Segment operating income decreased by 39.3% to $10.0 million in fiscal 2010 from $16.5 million in fiscal 2009. The decrease of $6.5 million was primarily on account of an increase in cost of revenue partially offset by a decrease in other costs. Our cost of revenue increased by $50.4 million to $226.2 million in fiscal 2010 from $175.8 million in fiscal 2009. The increase in cost of revenue was primarily on account of an increase in payments to repair centers by $56.0 million to $191.9 million in fiscal 2010 from $135.9 million in fiscal 2009, partially offset by a decrease in cost of revenue excluding payments made to repair centers by $5.6 million to $34.3 million in fiscal 2010 from $39.9 million in fiscal 2009. The decrease in cost of revenue excluding payments made to repair centers was primarily on account of a decrease in infrastructure related costs by $4.1 million, a decrease in our employee costs by $1.8 million, partially offset by an increase in depreciation cost by $0.2 million. Our other costs decreased by $0.6 million to $5.8 million in fiscal 2010 from $6.4 million in fiscal 2009 due to a decrease in employee costs by $0.7 million, which was partially offset by an increase in bad debt costs by $0.1 million. Our travel costs remained stable during this period. Segment operating margin for fiscal 2010 decreased by 4.2% to 4.1% of revenue as compared to 8.3% in fiscal 2009. Segment operating income as a percentage of revenue less repair was 20.0% in fiscal 2010 as compared to 26.3% in fiscal 2009.
Segment operating income increased by 14.7% to $16.5 million in fiscal 2009 from $14.4 million in fiscal 2008. The increase of $2.1 million was primarily on account of an increase in revenue from the addition of new clients due to our acquisition of Chang Limited which was partially offset by an increase in our cost of revenue and other costs. Our cost of revenue increased by $17.3 million to $175.8 million in fiscal 2009 from $158.5 million in fiscal 2008. The increase in cost of revenue was primarily on account of an increase in infrastructure related costs by $24.1 million, an increase in our employee costs by $5.1 million, and an increase in travel costs by $0.1 million. This increase was partially offset by a decrease in payments to repair centers by $11.5 million to $135.9 million in fiscal 2009 from $147.4 million in fiscal 2008 and a decrease in depreciation cost by $0.5 million. Our other costs increased by $1.4 million to $6.4 million in fiscal 2009 from $5.0 million in fiscal 2008 due to an increase in employee costs by $1.4 million and an increase in professional expenses by $0.2 million, which was partially offset by a decrease in the administration costs by

$0.2 million. Our travel costs remained stable during this period. Segment operating margin for fiscal 2009 increased by 0.2% to 8.3% of revenue as compared to 8.1% in fiscal 2008. Segment operating income as a percentage of revenue less repair was 26.3% in fiscal 2009 as compared to 47.3% in fiscal 2008.
Segment Net Income. Segment net income in the WNS Auto Claims BPO segment decreased by 28.1% to $9.2 million in fiscal 2010 from $12.8 million in fiscal 2009. The decrease was primarily attributable to a decrease in segment operating income.
The key components of our other income / (expense), net were interest and other income and foreign exchange gains or losses. The other income / (expense), net for fiscal 2010 was an income of $2.1 million compared to an income of $0.5 million in fiscal 2009, representing an increase of $1.6 million. This increase was mainly due to a higher foreign exchange gain of $0.2 million and higher other income of $1.4 million in fiscal 2010 as compared to fiscal 2009. The other income in fiscal 2010 was higher primarily on account of collection of written off debt.
The interest expense in fiscal 2010 was $0.1 million as compared to interest expense of $0.6 million in fiscal 2009, a decrease of $0.5 million. This decrease in interest expense was mainly due to short term credit facilities availed by us in fiscal 2009, which was repaid in fiscal 2010.
Income tax in fiscal 2010 was a charge of $2.9 million as compared to a charge of $3.6 million in fiscal 2009. The income tax in fiscal 2010 was lower on account of lower profit before tax.
Segment net income in the WNS Auto Claims BPO segment increased by 18.1% to $12.8 million in fiscal 2009 from $10.8 million in fiscal 2008. The increase was primarily attributable to an increase in segment operating income.
The other income / (expense), net in fiscal 2009 was an income of $0.5 million compared to an income of $1.3 million in fiscal 2008, representing a decrease of $0.8 million. This decrease was mainly due to higher foreign exchange losses of $0.1 million and lower interest and other income of $0.7 million in fiscal 2009 as compared to fiscal 2008.
The interest expense in fiscal 2009 was $0.6 million. There was no interest expense or income in fiscal 2008.
Income tax charge in fiscal 2009 was $3.6 million as compared to a charge of $4.9 million in fiscal 2008. The income tax in fiscal 2009 was lower on account of lower profit before tax.
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

	Fiscal 2010				Fiscal 2009(Restated)
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2010	2009	2009	2009	2009	2008	2008	2008
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(Unaudited, US dollars in millions)
Revenue(1)	$157.6	$145.8	$146.0	$133.1	$126.4	$130.9	$144.8	$118.8
Cost of revenue	123.5	110.7	109.1	95.9	93.7	94.1	109.8	94.3
Gross profit	34.1	35.1	36.9	37.1	32.8	36.8	35.0	24.5
Operating expenses:
SG&A expenses	22.8	20.6	22.1	20.8	17.1	18.9	21.3	18.2
Amortization of intangibles assets	8.1	8.1	8.1	8.2	8.0	7.4	8.0	1.5

	Fiscal 2010				Fiscal 2009(Restated)
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2010	2009	2009	2009	2009	2008	2008	2008
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(Unaudited, US dollars in millions)
Operating income (loss)	3.2	6.4	6.7	8.2	7.6	10.5	5.7	4.9
Other expense (income), net	(0.8)	2.9	2.1	2.8	(0.3)	4.1	0.3	1.5
Interest expense	2.8	3.5	3.4	4.1	4.5	4.0	3.2	0.1
Provisions (benefits) for income taxes	0.4	0.0	0.2	0.3	1.0	0.7	1.9	(0.2)
Net income (loss)	0.8	(0.1)	1.0	0.9	2.4	1.8	0.3	3.4
Net loss attributable to redeemable noncontrolling interest	0.2	0.4	0.4	0.1	0.1	0.2	—	—
Net income attributable to WNS shareholders	1.0	0.3	1.4	1.0	2.5	2.0	0.3	3.4
The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2010				Fiscal 2009(Restated)
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2010	2009	2009	2009	2009	2008	2008	2008
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(Unaudited)
Gross profit as a percentage of revenue	21.6%	24.1%	25.3%	27.9%	25.9%	28.1%	24.2%	20.6%
Operating income (loss) as a percentage of revenue	2.1%	4.4%	4.6%	6.1%	6.0%	8.0%	3.9%	4.1%
Gross profit as a percentage of revenue less repair payments	35.2%	36.5%	37.0%	37.9%	34.5%	37.1%	32.2%	29.9%
Operating income (loss) as a percentage of revenue less repair payments	3.3%	6.7%	6.7%	8.4%	8.0%	10.6%	5.2%	5.9%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2010				Fiscal 2009(Restated)
	Three Months Ended				Three Months Ended
	March	December	September	June	March	December	September	June
	2010	2009	2009	2009	2009	2008	2008	2008
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(Unaudited, US dollars in millions)
Revenue	$157.6	$145.8	$146.0	$133.1	$126.4	$130.9	$144.8	$118.8
Less: Payments to repair centers	60.9	49.5	46.3	35.2	31.4	31.7	36.1	36.7

Revenue less repair payments	$96.7	$96.3	$99.7	$97.9	$95.0	$99.2	$108.7	$82.1

Note:

(1)	The financial information for the quarters from and including the quarter ended June 2008 reflects the acquisitions of BizAps in June 2008. The financial information for the quarters from and including the quarter ended September 2008 reflects our acquisition of Aviva Global in July 2008.
Contractual Obligations
Our principal commitments consist of expected principal cash payments relating to our long term debt, obligations under operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as of March 31, 2010 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(US dollars in thousands)
Term Loan	$135,000	$40,000	$95,000	$—	$—
Operating leases	92,856	20,449	28,471	22,186	21,750
Purchase obligations	2,673	2,673	—	—	—

Total	$230,529	$63,122	$123,471	$22,186	$21,750

Uncertain income tax liabilities totaling $5.9 million are excluded from the table because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements or obligations.
Tax Assessment Orders
Transfer pricing regulations which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding and are vigorously disputing those assessments. We have described below assessment orders that we believe could be material to our company given the magnitude of the claim. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amount pending resolution of the matter on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals.
In January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs. 728.1 million ($16.1 million based on the exchange rate on March 31, 2010) in additional taxes, including interest of Rs. 225.9 million ($5.0 million based on the exchange rate on March 31, 2010). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. After consultation with our Indian tax advisors, we believe the chances that we would be able to overturn the assessment on appeal are strong and we intend to continue to vigorously dispute the assessment. Furthermore, first level Indian appellate authorities have recently ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. Although this ruling is not binding on the appellate authorities hearing our dispute on the aforesaid assessment on fiscal 2005 received in January 2009, we believe it will serve as persuasive authority in support of our position. In March 2009, we deposited Rs. 10.0 million ($0.2 million based on the exchange rate on March 31, 2010) with the Indian tax authorities pending resolution of the dispute.
In March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs. 346.2 million ($7.7 million based on the exchange rate on March 31, 2010) of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients. After consultation with our Indian tax advisors, we believe the chances that the assessment would be upheld against us are remote. We intend to continue to vigorously dispute the assessment.
On October 31, 2009, we received an order of assessment from the transfer pricing officer of the Indian tax authorities. The transfer pricing assessment order alleges that the transfer pricing we applied to international transactions between WNS Global and our other wholly-owned subsidiaries for fiscal 2006 was not appropriate. On November 30, 2009, we received a draft order of assessment from the Indian tax authorities incorporating the above transfer pricing order that assessed additional taxable income for fiscal 2006 on WNS Global that could give rise to an estimated Rs. 759.9 million ($16.8 million based on the exchange rate on March 31, 2010) in additional taxes, including interest of Rs. 235.9 million ($5.2 million based on the exchange rate on March 31, 2010). In addition to giving effect to the transfer pricing assessment order, the draft assessment order also disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us.
We have disputed the draft assessment order and have filed an appeal before the Dispute Resolution Panel, or DRP, a panel recently set by Government of India as an alternative to first appellate authority. The final order of assessment is expected to be passed in the month of September or October 2010 following the receipt of the order passed by DRP which is expected to occur in the second fiscal quarter of 2011. We do not agree with the transfer pricing officer’s basis of making the assessment, transfer pricing methodologies and the amount of the assessment. After consultation with our Indian tax advisors, we believe that the chances of the order, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessment. We may be required to deposit with the tax authorities all or a portion of the disputed amount pending final resolution of the matter.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.
Liquidity and Capital Resources
Our capital requirements are principally for debt repayment, the establishment of operations facilities to support our growth and for acquisitions. Our sources of liquidity include cash flow from operations, supplemented by equity and short-term debt financing as required. In July 2008, we obtained the Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction described above.
In fiscal 2010 and 2009, our net income attributable to WNS shareholders was $3.7 million and $8.2 million, respectively. By implementing our growth strategy (see “Item 4. Information on the Company — B. Business Overview — Business Strategy”), we intend to generate higher revenue in the future in an effort to maintain our profitable position.
As of March 31, 2010, we had cash and cash equivalents of $32.3 million. We typically seek to invest our available cash on hand in bank deposits or short-term money market accounts. As of March 31, 2010, we had an unused line of credit of Rs. 353.9 million ($7.8 million based on the exchange rate on March 31, 2010) from The Hongkong and Shanghai Banking Corporation Limited.
As of March 31, 2010, the line of credit at Call 24-7, consisting of an overdraft and invoice discounting facility from the Yorkshire bank, plc was closed. As of March 31, 2009, $4.3 million was outstanding from this facility.
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
In June 2008, we completed the acquisition of BizAps. The consideration for the acquisition is an initial payment of $9.7 million and a contingent earn-out consideration of up to $9.0 million to be calculated based on the performance and results of operations of BizAps for its fiscal years ending June 30, 2009 and 2010 payable in July 2010. We paid the initial $9.7 million payment from cash generated from operating activities and existing cash and cash equivalents. Consequent to the satisfaction of certain performance obligations for the 12-month period ended June 30, 2009, we have paid an earn-out consideration of $1.1 million from our existing cash and cash equivalents. Such amount is recorded as an addition to goodwill. On June 6, 2010, we entered into an amendment to the acquisition agreement with the sellers, pursuant to which, except for the earn-out payable based on the sellers’ introductions to us of parties interested in contracting with us for BPO business, we settled the earn-out consideration for all other performance obligations for the period ending on June 30, 2010 at $0.4 million, which is payable subject to the fulfillment of certain conditions by July 2010.
In July 2008, we entered into the AVIVA transaction. For more information on the AVIVA transaction, see “— Revenue — Our Contracts” above. The purchase price paid to AVIVA for the AVIVA transaction was approximately $240.8 million. Legal and professional fees pertaining to this transaction aggregating to approximately $8.2 million is also considered as part of the acquisition cost. Accordingly, the total consideration for the AVIVA transaction was approximately $249.0 million. On July 10, 2008, we obtained the Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction. The facility agreement was amended on April 6, 2009. For more information, see “— Outstanding Loans” below.
As part of the AVIVA transaction in July 2008, we became a party to three agreements pursuant to which we were granted options to purchase, in three phases, the property located at Magarpatta, Pune, which we previously leased from the Magarpatta Town Development. We completed the purchase of the property under the first phase in December 2008 at a total cost of approximately $3.3 million and under the second and third phases in March 2009 at a total cost of approximately $2.1 million. The acquisition of the property has not resulted in additional space being made available.
In August 2009, we agreed to pay AVIVA approximately £3.2 million ($5.3 million) in full and final settlement towards certain liabilities of Aviva Global that existed as of the date of its acquisition and the net asset value settlement for Customer Operational Solutions (Chennai) Private Limited, Noida Customer Operation Private Limited and NTrance Global Services Private Limited arising out of the sale and purchase agreements relating to the acquisitions of these entities by WNS Global Singapore. The payment of this liability is being made in 18 equal monthly installments since December 2009.
Our business strategy requires us to continuously expand our delivery capabilities. We expect to incur capital expenditure on setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes.
We expect our capital expenditures needs in fiscal 2011 to be approximately $16.0 million. As of March 31, 2010, we had commitments for capital expenditures of $2.7 million relating to the purchase of property and equipment for our delivery centers. We believe that our anticipated cash generated from operating activities and, cash and cash equivalents in hand will be sufficient to meet out estimated capital expenditures for fiscal 2011. However, under the current extreme market conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to pursue certain of our expansion plans. Further, we may in the future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

Outstanding Loans
In July 2008, we entered into the Term Loan to finance our transaction with AVIVA described under “— Revenue — Our Contracts” above. We drew down the full amount of $200.0 million under the facility in July 2008. The arrangers have since syndicated part of the loan to The Hongkong and Shanghai Banking Corporation and DBS Bank Limited. Interest on the Term Loan is payable on a quarterly basis. Interest on the Term Loan was initially agreed at a rate equivalent to the three-month US dollar LIBOR plus 3% per annum, subject to change by the arrangers for the Term Loan at any time prior to the completion of the syndication of the Term Loan if any such arranger determined that such change was necessary to ensure a successful syndication of the Term Loan. Effective from January 10, 2009, the interest rate has increased by 0.5% per annum. The loan is repayable in semi-annual installments with the final installment payable in January 2013.
Under the facility agreement, we are allowed to make voluntary prepayments of the whole or a part of the outstanding loan on any interest payment date, without incurring break costs, by giving a minimum of 10 days’ notice of prepayment. Pursuant to the prepayment option, we made prepayments of $5.0 million each on April 14, 2009 and July 10, 2009 and a prepayment of $15.0 million on January 11, 2010. We also made the scheduled installment repayments of the loan of $20.0 million each on July 10, 2009 and January 10, 2010. As of March 31, 2010, $135.0 million remains outstanding on the loan.
In connection with the Term Loan, we entered into interest rate swap of $200.0 million with banks to swap the variable portion of the interest based on US dollar LIBOR to a fixed average rate of 3.81% per annum. After giving effect to the interest rate swap agreements, we are incurring an interest rate of 7.31% per annum on the Term Loan, excluding amortization of debt issuance costs incurred in connection with the Term Loan.
Under the facility agreement, we are required to maintain the following financial covenants: (i) the ratio of total borrowings to tangible net worth (as defined in the facility agreement) shall not exceed 2 to 1, (ii) the ratio of total borrowings to adjusted EBITDA (as defined in the facility agreement) shall not exceed 2.5 to 1, (iii) the ratio of adjusted EBITDA to debt service shall not be less than 1.3 to 1, and (iv) the ratio of the aggregate amount outstanding under the facility to the value of the AVIVA master services agreement shall not be more than 100% at any time. As of March 31, 2010, we believe we were in compliance with these covenants.
The facility is secured by, among other things, guarantees provided by us and certain of our subsidiaries, namely, WNS Capital Investment Limited, WNS Global Services (UK) Limited, or WNS UK, and WNS North America, Inc., a fixed and floating charge over the assets of WNS UK, pledges of our shares of WNS Capital Investment Limited, WNS UK, WNS North America, Inc. and WNS (Mauritius) Limited and charges over certain bank accounts.
Cash Flows from Operating Activities
Cash flows provided by operating activities were $54.3 million for fiscal 2010 as compared to $62.9 million for fiscal 2009. The decrease in cash flows provided by operating activities for fiscal 2010 as compared to the fiscal 2009 was attributable to a decrease from changes in working capital by $11.2 million, partially offset by an increase in net income as adjusted by non-cash related items by $2.6 million. Cash flows from working capital changes decreased by $24.9 million due to changes in accounts receivable, accounts payable, deferred revenue and other current liabilities in fiscal 2010 resulting in net cash outflow aggregating to $12.6 million as compared to net cash inflow of $12.3 million in fiscal 2009. The aforesaid decrease in cash flow from working capital changes was offset by an increase in cash inflow by $13.7 million from changes in other current assets in fiscal 2010 resulting in net cash inflow of $5.6 million as compared to net cash outflow of $8.1 million in fiscal 2009. The increase in net income as adjusted by non-cash related items of $2.6 million was primarily on account of (i) an increase in depreciation and amortization by $6.9 million primarily due to intangible assets acquired through our acquisition of Aviva Global in July 2008, (ii) an increase in share-based compensation cost by $1.7 million due to a reduction in the exercise price of the options and RSUs that is considered to be a modification of the options and RSUs on account of the abolishment of fringe benefit tax in August 2009, (iii) an increase in allowance for doubtful debts by $0.8 million, (iv) an increase in amortization of rent rationalization expense $0.7 million, (v) an increase in excess tax benefit by $0.4 million, and (vi) an increase in amortization of deferred financing cost by $0.2 million, which was partially offset by (i) a decrease in net income by $5.2 million, (ii) an increase in deferred tax credit by $2.6 million, and (iii) a decrease in unrealized loss on derivative instruments by $0.3 million.
Cash flows provided by operating activities were $62.9 million for fiscal 2009 as compared to $41.1 million for fiscal 2008. The increase in cash flows provided by operating activities for fiscal 2009 as compared to the fiscal 2008 was attributable to an increase from changes in working capital by $12.2 million and an increase in net income as adjusted by non-cash related items by $9.7 million. Cash flows from working capital changes increased by $20.6 million due to changes in accounts receivable, accounts payable and deferred revenue in fiscal 2009 resulting in net cash inflow aggregating to $6.6 million as compared to net outflow of $14.0 million in fiscal 2008. The decrease in accounts receivable resulted from higher collections from customers in fiscal 2009 and the increase in deferred revenue was a result of new contracts in our WNS Auto Claims BPO segment. The aforesaid increase in cash flows from working capital changes was offset by an increase in net cash outflow by $2.8 million from changes in other current assets and a decrease in net cash inflow by $5.6 million from changes in other current liabilities. Other current liabilities increased in fiscal 2009 primarily due to accrued interest of $3.0 million on the Term Loan and an increase in accrued expenses. The increase in net income as adjusted by non-cash related items of $9.7 million was primarily on account of (i) an increase in depreciation and amortization by $25.3 million primarily due to intangible assets acquired through our acquisition of Call 24-7, BizAps and Aviva Global in fiscal 2009 and (ii) an increase in share-based compensation cost by $6.6 million due to an increase in RSUs granted in fiscal 2009, which was partially offset by (i) the impairment of intangibles and goodwill amounting to $15.5 million relating to Trinity Partners, following the bankruptcy of its major client, FMFC, in fiscal 2008, (ii) a decrease in the provision for doubtful debts by $1.1 million, (iii) a decrease in deferred income taxes by $3.3 million, (iv) a decrease in net income by $1.6 million and (v) a decrease in amortization of rent rationalization expense $1.0 million.
Cash Flows from Investing Activities
Cash flows used in investing activities were $4.5 million in fiscal 2010 as compared with $315.6 million in fiscal 2009. The decrease in cash flows used in investing activities in fiscal 2010 from fiscal 2009 was primarily on account of a higher acquisition cost of $290.9 million paid towards the transaction with AVIVA and the acquisitions of Chang Limited and BizAps in fiscal 2009 as compared to the payout of $1.1 million towards earn-out consideration of BizAps in fiscal 2010. The capital expenditure incurred for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers in fiscal 2010 was $13.3 million which was lower by $9.4 million as compared to $22.7 million in fiscal 2009. There was a net inflow from maturity of bank deposits and marketable securities of $9.5 million as compared to a net outflow of $2.3 million in fiscal 2009.
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
Cash Flows from Financing Activities
Cash outflows from financing activities were $62.2 million in fiscal 2010 as compared to a cash inflow of $199.2 million in fiscal 2009. Financing activities in fiscal 2010 consisted primarily of a prepayment of $25.0 million and scheduled repayments of $40 million on the Term Loan, the proceeds amounting to $198.8 million of which was received in fiscal 2009.
Cash inflow from financing activities were $199.2 million in fiscal 2009 as compared to $5.6 million in fiscal 2008 primarily due to the receipt of proceeds from the Term Loan of $198.8 million in fiscal 2009.
We believe that our cash flow from operating activities will be sufficient to meet our estimated capital expenditures, working capital and other cash needs until at least March 31, 2011, the end of fiscal 2011.
New Accounting Pronouncements
In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2009-13, “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. We are currently evaluating the impact of the adoption of this new ASU on our financial statements.

Adoption of New Accounting Principles
Effective January 1, 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance is effective for interim and annual reporting period beginning after December 15, 2009, except for the disclosure about purchases, sales, issuance, and settlements in the roll forward of activity in level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We adopted the disclosure provisions on the transfers of assets and liabilities between Level 1 and Level 2 in the fiscal quarter ended December 31, 2009.
Effective July 1, 2009, the FASB issued ASU No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB ASC, or the Codification, as the official single source of authoritative U.S. generally accepted accounting principles. All existing accounting standards are superseded. The Codification also includes all relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue ASU, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. All other non grandfathered non-Commission accounting literature not included in the Codification will become non authoritative. We adopted the Codification from our second fiscal quarter of 2010 financial statements and the principal impact on the financial statements was limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.
Effective April 1, 2009, we adopted ASC 810-10-65 in respect of the noncontrolling interest in the operations of WNS Philippines, Inc. and the profits or losses associated with the noncontrolling interest in these operations. The adoption of ASC 810-10-65 requires reclassification of amounts previously attributable to minority interest (now referred to as noncontrolling interest) to a separate component of equity on the balance sheets. However, pursuant to the application of ASC 480-10 “Distinguishing Liabilities from Equity,” the noncontrolling interest has been classified in temporary equity as redeemable noncontrolling interest (refer to note 21 to our consolidated financial statements included elsewhere in this annual report) and the balance at March 31, 2009 has been reclassified from minority interest to redeemable noncontrolling interest. Additionally, (i) net income includes net income or loss attributable to noncontrolling interest; (ii) the components of net income attributable to WNS shareholders and the net income attributable to noncontrolling interest are displayed in the statements of income and (iii) losses are allocated to the noncontrolling interest even if the losses exceed the equity attributable to noncontrolling interest. The adoption of ASC 810-10-65 did not have any impact on the net income attributable to WNS shareholders.
Effective April 1, 2009, we adopted FASB ASC 855-10, “Subsequent Events.” ASC 855-10 establishes general standards for accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued (subsequent events). These standards are largely the same guidance on subsequent events which previously existed only in auditing literature and adoption of ASC 855-10 did not result in a material impact on our financial statement.
Effective April 1, 2009, we adopted the provisions of ASC 805-10, “Business Combinations (revised 2007).” ASC 805-10 retains the underlying concepts of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but changes the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.
ASC 805-10 is effective on a prospective basis for all of business combinations consummated on or after April 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. ASC 805-10 amends ASC 740, “Income Taxes” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of ASC 805-10 would also apply the provisions of ASC 805-10.
In April 2009, the FASB issued ASC 320-10-65-1, “Recognition and Presentation of Other-Than-Temporary Impairments.” ASC 320-10-65-1 was issued contemporaneously with ASC 820-10-65-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly” and ASC 825-10-65-1, “Interim Disclosures About Fair Value of Financial Instruments.” ASC 320-10-65-1 establishes a new model for measuring other than temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income. ASC 820-10-65-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. ASC 825-10-65-1 expands the fair value disclosures required for all financial instruments within the scope of ASC 825-10-50, “Disclosures about Fair Value of Financial Instruments” to interim periods. Our adoption of ASC 320-10-65-1 and ASC 820-10-65-1 did not have any impact on our results of operations, cash flows or financial position. Our adoption of ASC 825-10-65-1 resulted in increased disclosures in the interim periods.
In December 2008, the FASB issued FSP No. FAS 132 (R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC paragraphs 715-20-50-1 and 50-5 and 715-20-55-16 and 55-17). ASC 715-20 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. ASC 715-20 requires entities to disclose more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
Our board of directors consists of six directors.
The following table sets forth the name, age (as of May 31, 2010) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Eric B. Herr(1)(2)(3)(4)	62	Non-Executive Chairman
Keshav R. Murugesh (5)	46	Director and Group Chief Executive Officer
Jeremy Young	44	Director
Deepak S. Parekh(3)(7)	65	Director
Richard O. Bernays(2)(4)(8)	67	Director
Anthony Armitage Greener(2)(3)(6)	70	Director
Executive Officers
Keshav Murugesh (5)	46	Group Chief Executive Officer
Alok Misra	43	Group Chief Financial Officer
J.J. Selvadurai	51	Managing Director - Europe
Steve Reynolds	49	Managing Director - North America

Notes:

(1)	Appointed as Chairman of the Board with effect from December 17, 2009 in place of Ramesh Shah. Mr. Shah resigned from the services of our company and as a director of the Board with effect from March 29, 2010.

(2)	Member of our nominating and corporate governance committee.

(3)	Member of our compensation committee.

(4)	Member of our audit committee.

(5)	Keshav R. Murugesh was appointed as the Group Chief Executive Officer of our company with effect from February 19, 2010.

(6)	Appointed as Chairman of our audit committee with effect from December 17, 2009 in place of Eric B. Herr.

(7)	Chairman of our nominating and corporate governance committee. Mr. Parekh also served as a member of our audit committee from July 2006 to May 31, 2010.

(8)	Chairman of our compensation committee.
On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, Mr. Parekh stepped down from our audit committee effective June 1, 2010. Further, our board of directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards effective June 1, 2010. Accordingly, our board of directors has decided that effective June 1, 2010, it is no longer majority independent and our nominating and corporate governance committee and our compensation committee are no longer fully independent. Effective June 1, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.
Our board of directors is in an advanced stage of finalizing the appointment of another independent director. Upon the appointment of an additional independent director, our board will once again be majority independent. The board also intends to appoint this additional independent director as a member of our audit committee, which will then consist of four independent directors.
Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.
Directors
Eric B. Herr was appointed to our board of directors in July 2006. On December 17, 2009 Mr. Herr was appointed as the Non-Executive Chairman of the Board. Mr. Herr is based in the United States. He currently serves on the board of directors of Taleo Corporation (since 2002), Starcite Private Limited (since 2007) and Regulatory Data Corporation (since 2009). He was a director of Workscape from 2005 to 2008. From 1992 to 1997, Mr. Herr served as Chief Financial Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc, a Nasdaq -listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. He was a director of Syntel Ltd and Syntel Global Pvt Ltd. He is a frequent industry speaker and serves as the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Jeremy Young was appointed to our board of directors as a nominee of Warburg Pincus, the principal shareholder of our Company, in May 2004. He is head of Warburg Pincus’ German office as well as focuses on fund raising. Whilst at Warburg Pincus he has also been head of the firm’s European investment activities in healthcare and business services. He held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics before he joined Warburg Pincus in 1992. He received a Master of Arts degree in English from Cambridge University and a Master of Business Administration from Harvard Business School. He is currently also a director of Warburg Pincus Roaming II S.A as well as a trustee of The Hemophilia Society. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London SW1Y 6QW, England.
Deepak S. Parekh was appointed to our board of directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) and Chief Executive Officer of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of one of our clients, GlaxoSmithKline Pharmaceuticals Ltd. Mr. Parekh is also a director of several Indian public companies such as Lafarge India Pvt. Limited (since 2005) Singapore Telecommunications Ltd (since 2004), Siemens Ltd. (since 2003), HDFC Chubb General Insurance Co. Ltd. (since 2002), Exide Industries Limited (since 2001), HDFC Standard Life Insurance Co. Ltd. (since 2000), HDFC Asset Management Co. Ltd (since 2000), The Indian Hotels Co. Ltd. (since 2000), Castrol India Ltd. (since 1997), Infrastructure Development Finance Co. Ltd (since 1997), Hindustan Lever Ltd. (since 1997), Borax Morarji Limited (since 1997), Bharat Bijlee Limited (since 1995), GlaxoSmithKline Pharmaceuticals Ltd. (since 1994), Hindustan Oil Exploration Corporation Ltd. (since 1994), Zodiac Clothing Company Limited (since 1994), Mahindra & Mahindra Ltd. (since 1990), and Housing Development Finance Corporation Ltd (since 1985). He was a director of Satyam Computer Services Limited during 2009. Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Chartered Accountant degree from the Institute of Chartered Accountants in England & Wales (ICAEW). The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai 400 020, India.
Richard O. Bernays was appointed to our board of directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the board of directors of several public companies, including The NMR Pension Trustee Limited (since 2009), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Charter Pan European Trust plc (since 2004), Impax Environmental Markets Trust plc (since 2002), Gartmore Global Trust plc (since 2001), Taikoo Developments Limited (since 1997), The Throgmorton Trust (since 2002), MAF Trust (since 2005) and GFM Cossack Bond Company Limited (since 1997). He was a director of Hermes Pension Management from 2005 to 2007, Singer and Friendlander from 2003 to 2005 and Martin Curie Income and Growth Trust from 1997 to 2008. Mr. Bernays is also a member of the Supervisory Board of the National Provident Life. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is E72 Montevetro, 100 Battersea Church Road, London SW11 3YL
Sir Anthony Armitage Greener was appointed to our board of directors in June 2007. On December 17, 2009 he was appointed as Chairman of the Audit Committee. Sir Anthony is based in London. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a director of Nautor AB (since 2009), Williams Sonoma (since 2007), United Learning Trust (since 2005),

United Church Schools (since 2005) and SF Trust (since 2005). He was a director of Robert Mondavi from 2000 to 2005. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is the Minton Trust, 26 Hamilton House, Vicarage Gate, London W8 4HL.
Our Board believes that each of our company’s directors is highly skilled, experienced and qualified to serve as a member of the Board and its committees. Each of the directors, because of their diverse business experience and background, contribute significantly in managing the affairs of our company. The Board of Directors has not adopted any formal policy with respect to diversity, however, our Board of Directors believes that it is important for its members to represent diverse viewpoints and contribute in the Board’s decision making process. Our Board evaluates candidates for election to the Board; the Board seeks candidates with certain qualities that it believes are important, including experience, integrity, an objective perspective, business acumen and leadership skills. The continuing service by our directors promotes stability and continuity in the boardroom and gives us the benefit of their familiarity and insights into our business.
Executive Officers
Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.
Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include finance and accounting, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS Limited (a subsidiary of Electronic Data Systems, now a division of Hewlett-Packard) and financial controller at ITC Limited. Mr. Misra is presently director of Value and Budget Housing Corporation (India) Private Limited (since 2009). He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Misra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
J.J. Selvadurai is Managing Director of European Operations. Prior to that, he was the Chief Executive Officer of our enterprise services business unit until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 20 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is presently director in Business forms (Private) Limited, Sri Lanka (since 1984) and Data Cap (Private) Limited, India (since 2000) Mr. Selvadurai is certified in data management and is a member of the data processing institute. The business address for Mr. Selvadurai is The Lodge, Harmondsworth Lane, West Drayton, Middlesex, UB7 0AB UK.
Steve Reynolds is Managing Director of WNS North America, Inc. He is based in Dallas and has over 15 years of experience in the BPO industry. Prior to assuming this role, Mr. Reynolds was Executive Vice President, Business Development for our travel and leisure business unit. Prior to joining us, he was Regional Vice President for ACS, Inc. where he was responsible for the growth, operations and profitability of a division. This role included managing operations throughout Mexico, Manila, Fiji, Guatemala and the US. Prior to that, he held senior executive positions at TRX and Travel Technologies Group, which became part of TRX in 2000. Mr. Reynolds received a Master of Business Administration from Texas A&M University and a Bachelor of Science degree in computer science from Baylor University. The business address for Mr. Reynolds is 7318 Marquette, Dallas, TX 75225, USA.
B. Compensation
Compensation Discussion and Analysis
Compensation Objectives
Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is a strategic tool, rather than just an expense. The key focus of our compensation philosophy is to align the incentives of our employees with our business objectives while minimizing the risks from external market dynamics. We also use compensation to reinforce a high performance work ethic and to attract, motivate and engage high performing individuals and teams.
Compensation is determined by keeping in mind our philosophy, internal parity, external equity and market dynamics. Our compensation structures and policies differ by country or geography. These policies are designed to pay compensation that we would pay to our employees based out of that location and to comply with the local employment laws.
It is critical that we attract, motivate and retain highly talented individuals, at all levels of the organization, who are committed to our core values of commitment, equality, innovation, development and mutual respect. We believe that our compensation programs are integral to achieving these goals.
The following objectives guide us in establishing and maintaining all of our compensation programs:
•	Pay for Performance: We design compensation to pay for performance in order to provide for better compensation against higher performance levels; conversely, where individual performance and/or our company performance falls short of expectations, the programs should deliver lower compensation. In periods of temporary downturns in our performance, our programs continue to ensure that successful, high-performing employees remain motivated and committed.
•	External Market Dynamics; Linked with Shareholder Value: Our equity-based compensation is awarded to employees with higher levels of responsibility and greater influence on long-term results, thereby making a significant portion of their total compensation dependent on long-term share appreciation.
•	Pay Differentiation: Based on Individual Performance and our Performance. As employees progress in the hierarchy of our company, they will be able to more directly affect the company results. Therefore, an increasing proportion of their pay is linked to company performance and shareholder value.
•	Competitiveness Value of the Job in the Marketplace: In order to attract and retain a highly skilled work force, we remain competitive with the pay of other employers who compete with us for talent in the relevant markets.
Assessment Processes
We have established a number of processes to assist in ensuring that our compensation programs operate in line with their objectives. Among those are:
•	Assessment of Company Performance: Financial performance measures are used to determine a significant portion of the size of payouts under our cash incentive bonus program. The financial performance measures, adopted on improving both top-line revenues and bottom-line earnings, are pre-established by our compensation committee annually at the beginning of the fiscal year and are applied uniformly across the company. When the pre-determined financial measures are achieved as set forth in our annual plan, employees who are eligible for cash incentive bonuses receive amounts that are at target. The cash incentive bonus for each senior management who has responsibility for a business unit is also tied to the financial performance of the business unit headed by such senior managers. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash incentive bonus program is determined by individual performance. Our senior management refers to our business unit and enabling unit leaders.
•	Assessment of Individual Performance: The evaluation of an individual’s performance determines a portion of the size of payouts under our cash incentive bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our compensation committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers and senior management. The performance objectives are initially proposed by our Group Chief Executive Officer and modified by our compensation committee based on the performance assessment conducted for the preceding fiscal year and also looking at targets for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses respective achievement of the pre-established objectives as well as the senior management’s contribution to our company’s performance and other leadership accomplishments. This evaluation is shared with our compensation committee and then with our executive officers and senior management. After the discussion, our compensation committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash incentive bonus program and also influences any changes in base salary.
Benchmarking and Use of Compensation Consultant
In general, our compensation committee reviews our executive compensation programs relative to publicly available compensation data compiled directly for our compensation committee by our Chief People Officer for a group of companies that provide business and technology services. For fiscal 2010, our Chief People Officer prepared the information for our compensation committee based on inputs from Kepler Associates, a leading independent adviser and consultant on executive remuneration. Our Chief People Officer, in discussion with our compensation committee and the independent advisor Kepler Associates, agreed on the specific set of comparator companies for the benchmark. The list of companies against which we benchmarked the compensation of our executive officers and senior management in fiscal year 2010 included the following companies:
•	Cognizant Technology Solutions;
•	EXL Service Holdings;
•	First Source solutions Limited;
•	Genpact Limited;
•	Infosys Technologies Limited;
•	Syntel Inc.;
•	Tata Consultancy Services Limited; and
•	Wipro Limited.
Our compensation committee will review and revise as appropriate from time to time the list of companies with publicly available compensation information against whom we will benchmark our compensation programs, to ensure that such list includes those companies that are most comparable to us with regard to services provided and relevant geographic areas.
Our compensation committee uses the data primarily to ensure that our executive compensation programs, including those for our executive officers and our senior management are competitive. There is enough flexibility in the existing compensation programs to respond and adjust for the evolving business environment. Accordingly, an individual’s executive compensation elements could be changed by our committee based on changes in job responsibilities of the executive.
For fiscal 2010, our compensation committee concluded that there would be no increase in the base salaries (fixed compensation in the case of India — based officers) for the executive officers and senior management. Our committee however approved the grant of shares in the form of RSUs to the executive officers and senior management.
Although many compensation decisions are made in the first quarter of the fiscal year, our compensation planning process neither begins nor ends with any particular compensation committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Our compensation committee periodically reviews related matters such as succession planning, evaluation of management performance and consideration of the business environment and considers such matters in making compensation decisions.
Components of Executive Compensation for Fiscal 2010
For fiscal 2010, the compensation of our executive officers and senior management consisted of the following five primary components:
•	Base salary or, in the case of executive officers based in India, fixed compensation;
•	Cash bonus;
•	Equity incentives of RSUs;
•	Benefits and perquisites; and
•	Severance benefits.
The mix of compensation elements is designed to reward short-term results, motivate long-term performance and encourage our employees to remain with us for longer terms. Base salaries and cash incentive bonuses are designed to reward annual achievements and be commensurate with the responsibilities, demonstrated leadership abilities, management experience and expertise.
Other elements of compensation focus on motivating and challenging each executive officer to achieve sustained and longer-term results. Individuals are assessed on the achievement of objectives and pre-established financial performance measures, in determining a significant portion of the cash incentive bonuses for our executive officers and senior management.
The following is a discussion of our considerations in determining each of the compensation components for our executive officers and senior management.
Base Salary
Base salary is a fixed element of our employees’ annual cash compensation, the payment of which is not tied to our performance. We provide the opportunity for each of our executive officers and senior management to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for the position and to provide a base wage that is not subject to our performance risk.
Cash Bonus
Cash performance bonuses are awarded at the end of each fiscal year based upon the achievement of individual and company performance targets. The cash performance bonuses payable are accrued every month. Statutorily applicable taxes and contributions payable on these amounts are deducted before payment. Our executive officers and senior management have a diverse set of measurable goals that are designed to promote the interests of our five key constituencies: shareholders, customers, creditors, society and employees. Our cash bonuses are also designed to build our organizational capabilities and achieve other strategically important initiatives.
These goals reflect their key responsibilities during the year, which range from sales targets to operational goals, and are typically listed as each individual’s key performance indicators. The key performance indicators are identified during the individual’s annual performance review process.
The key performance indicators include (and are not limited to) the following key financial metrics:
•	Adjusted net income, or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, gain/loss attributable to redeemable noncontrolling interest;
•	Operating margins;
•	Fiscal fourth quarter results;
•	Support cross sell and corporate initiatives; and
•	People attrition rate.
The aggregate amount of all cash bonuses paid for fiscal 2010 did not exceed the aggregate cash incentive bonus pool approved by our compensation committee for the fiscal year. Under the plan, bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each fiscal year, unless employment agreements contain different terms. Funding of possible bonus payouts for the fiscal year is determined by our financial results for the fiscal year relative to the achievement of pre-determined target for adjusted net income. This may be increased or decreased depending upon the executive’s individual performance against his or her non-financial goals.
When our performance falls short of target, our aggregate funding of the annual cash bonus incentive pool declines, with no funding of the bonus pool if we do not achieve the floor of our target adjusted net income. At the end of the performance period, our compensation committee has discretion to adjust an award payout from the amount yielded by the pre-determined formula.
Our compensation committee considered the following when establishing the awards for fiscal 2010:
Bonus Targets: Bonus targets are based on job responsibilities and comparable market data. Consistent with our executive compensation policy, individuals with greater job responsibilities had a greater proportion of their total cash compensation tied to our performance through the bonus plan. Bonuses were normally paid to our employees in April/May every year. Some employees are on a half-yearly cycle and are paid in October/November and April/May.
Equity Incentives
We provide the opportunity for our executive officers and senior management to earn long-term equity incentive awards. Long-term incentive awards provide employees with the incentive to stay with the company for longer periods of time, which, in turn, provides us with greater stability during our period of growth.
We review long-term equity incentives for our executive officers and senior management and periodically and make grants to them at one or more pre-scheduled meetings of our compensation committee in March or April.
Restricted Share Units (RSUs)
Awards of RSUs offer executive officers and senior management the opportunity to receive our ordinary shares on the date that the restriction lapses and serve both to reward and retain such executive officers and senior management.
In determining equity compensation, our compensation committee first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our Group Chief Executive Officer and our Chief People Officer, we determine the proportion of RSUs to be granted for each level of our executive officers and senior management. Finally, with the approval of our compensation committee, we determine the total number of RSUs to be granted to each level of our executive officers and senior management based on the fair market value of the award on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. For fiscal 2010, most of the grants were made in May 2009 in respect of services rendered in fiscal 2009.
Consistent with our equity grants to our executive officers and senior management, in the preceding fiscal year, we awarded 928,923 RSUs to each executive officer and senior management, The following table sets forth the vesting schedule of these grants.

Total RSUs Granted	Vesting Schedule
628,923	20% will vest at the end of first year, another 20% at the end of second year and the balance at the end of third year

260,000	20% will vest at the end of first year, another 35% at the end of second year and the balance at the end of third year

40,000	Vested immediately upon grant

928,923
Benefits and Perquisites
The perquisites and benefits granted to our executive officers and senior management are designed to comply with the tax regulations of the applicable country and therefore vary from country to country in which we operate. To the extent consistent with the tax regulations of the applicable country, the benefits include:
•	Medical insurance;
•	Accident and life insurance;
•	Retirement benefits as mandated by law (such as provident fund in India, 401(k) in the US, pension in the UK);
•	Telephone expenses reimbursement;
•	Company provided car;
•	Fuel and maintenance for car;
•	Leased residential accommodation; and
•	Relocation benefits (as individually negotiated in their employment agreements).
We review and adjust our benefits based upon the competitive practices in the local industry, inflation rates, and tax regulations every fiscal year. Our underlying philosophy is to provide the benefits that are ordinarily required by our employees for their well-being in their daily lives and to negotiate group-level discounted rates so that all of our employees will be able to pay less than what they would otherwise pay as individuals for the same level of benefits, to maximize the overall value of their compensation package.
Severance Benefits
We are obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment under the terms of their respective employment agreements that were negotiated. A discussion of the severance and other enhanced benefits provided to our executive officers currently employed by us is set forth below.
We have provided change in control severance protection for our executive officers and certain other officers. Our compensation committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own employment.
Our executive officers globally, have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period:
•	Accelerated vesting of equity awards. All granted but unvested share options and RSUs would immediately vest and become exercisable by our executive officers subject to certain conditions set out in the applicable equity incentive plans.
•	Severance and notice payment. Eligible terminated executive officers receive severance and notice payments as reflected in their individual employment agreements.

•	Benefit continuation. Eligible terminated executive officers receive basic employee benefits such as health and life insurance and other perquisites as reflected in their individual employment agreements.
Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid to our directors and executive officers for services rendered in fiscal 2010 was $5.13 million, which was comprised of $2.44 million paid towards salary, $2.30 million paid towards bonus and $0.39 million paid towards social security, medical and other benefits. The total compensation paid to our most highly compensated executive officer in fiscal 2010 was $3.35 million (which was comprised of $1.47 million paid towards salary, $1.62 million paid towards bonus payments and $0.26 million paid towards social security, medical and other benefits).
The following table sets forth the total compensation paid to each of our executive directors and executive officers for services rendered in fiscal 2010. The individual compensation of Mr. Keshav R. Murugesh and Mr. Alok Misra are disclosed in the statutory / annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

Name	Salary	Bonus	Other Benefits
Keshav R. Murugesh(1)	$68,100	$421,674	$3,480
Neeraj Bhargava(2)	$440,000	$188,173	$89,869
Ramesh Shah(3)	$700,000	$563,314	$154,960
Anup Gupta(4)	$330,137	$868,022	$16,968
Alok Misra	$300,756	$77,287	$15,499
Eric Selvadurai	$288,000	$129,267	$58,146
Steve Reynolds	$310,000	$49,243	$54,921

Notes:

(1)	Keshav R. Murugesh joined our company as Group Chief Executive Officer effective from February 19, 2010. He was also appointed as a Director of our company. He was paid a joining bonus which is refundable to our company in case he resigns within the first year of joining us.

(2)	With effect from January 31, 2010, Neeraj Bhargava resigned as Group Chief Executive Officer and Director of our company. Mr. Bhargava had assumed the role of Strategic Advisor from February 1, 2010 until April 30, 2010.

(3)	With effect from December 17, 2010, Ramesh Shah stepped down as Chairman and served as vice-chairman of the Board until March 29, 2010 when he resigned from our company. Bonus includes payment of a severance bonus.

(4)	With effect from March 26, 2010, Anup Gupta resigned as an executive officer of our company. Bonus includes payment of a severance bonus.
Compensation paid to Non-executive Directors
The aggregate compensation paid to our non-executive directors in fiscal 2010 was $327,932 which comprised sitting fees.
Grant of RSUs to Directors
Our directors and executive officers were granted 541,256 RSUs under our amended 2006 Incentive Award Plan in fiscal 2010.
Future grants of awards will continue to be determined by our board of directors or our compensation committee under the Amended and Restated 2006 Incentive Award Plan.

Employment Agreements of our Executive Director
We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010 to serve as our Group Chief Executive Officer for a five year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Under the agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, Mr. Murugesh was in February 2010 granted RSUs representing the right to receive an aggregate of 40,000 shares that vested immediately and 260,000 shares that will vest over a three-year period, subject to his continued employment with us through the vesting dates. If Mr. Murugesh’s employment is terminated by us without cause (as defined in the employment agreement), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans.
If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the employment agreement) and Mr. Murugesh executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive severance payments and benefits from us as follows:
a.	In the case where the termination occurs during the first year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 30 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 30 months on the basis of his target bonus as set in the year in which the termination occurs, such bonus shall be paid along with the payment of accrued obligations (as defined in the employment agreement);
b.	In the case where the termination occurs during second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 18 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 18 months on the basis of target bonus as set in the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement);
c.	In the case where the termination occurs during the years after the second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 12 months from the effective date of termination in monthly installment in arrears; and (ii) his target bonus for the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement).
If we experience a change in control while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the stock options would become exercisable on a fully accelerated basis.
Options and Restricted Share Units Granted
The following table sets forth information concerning RSUs granted to our directors and executive officers in fiscal 2010. No options were granted in fiscal 2010.

Position	Employee Name	Date of Grant	RSUs	Expiration Date
Directors	Deepak Parekh	4-May-09	5,929	3-May-19
	Eric Herr	4-May-09	5,929	3-May-19
		20-Jan-10	35,000	19-Jan-20
	Keshav R. Murugesh(1)	19-Feb-10	300,000	18-Feb-20
	Ramesh Shah(2)	4-May-09	46,667	3-May-19
	Richard Oliver Bernays	4-May-09	5,929	3-May-19
	Sir Anthony greener	4-May-09	5,929	3-May-19
Directors Total			405,383
Executive Officers	Alok Misra	4-May-09	37,975	3-May-19
	Anup Gupta(3)	4-May-09	42,247	3-May-19
	Eric Selvadurai	4-May-09	32,400	3-May-19
	Steve Reynolds	4-May-09	23,251	3-May-19
Executive Officers Total			135,873
Grand Total			541,256

Note:

(1)	Keshav R. Murugesh joined our company as Group Chief Executive Officer effective from February 19, 2010. He was also appointed as a Director of our company.

(2)	With effect from December 17, 2010, Ramesh Shah stepped down as Chairman and served as vice-chairman of the Board until March 29, 2010 when he resigned from our company.

(3)	With effect from March 26, 2010, Anup Gupta resigned as an executive officer of our company.
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2010, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.3 million.
Provident Fund
In accordance with Indian, Sri Lankan and the Philippines laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.7 million in fiscal 2010, $5.7 million in fiscal 2009 and $5.5 million in fiscal 2008 to the government provident fund.
US Savings Plan
Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended, or the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.
UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.
Gratuity
In accordance with Indian and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $7,660 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and AVIVA Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $0.1 million, $0.1 million and $0.1 million in fiscal 2010, 2009 and 2008, respectively, to LIC and AVIVA Life Insurance Company Private Limited.
Compensated Absence
Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.
2002 Stock Incentive Plan
We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock Incentive Plan upon our adoption of our 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the 2006 Incentive Award Plan which was amended and restated in 2009 and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.
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
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,224,152 ordinary shares have been exercised and options to purchase 371,512 ordinary shares remain outstanding as of May 31, 2010. In addition, as of May 31, 2010, options under the 2002 Stock Incentive Plan to purchase an aggregate of 27,500 ordinary shares were held by all our directors and executive officers as a group. The exercise price of these options was £3.5. These options expire on July 14, 2015. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.
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
Awards
Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Amended and Restated 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each stock option grant whether such stock option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the optionee to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised stock option or a portion thereof. The term of options granted under the Amended and Restated 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our board of directors or our compensation committee.
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
Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.
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

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the Amended and Restated 2006 Incentive Award Plan.
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
Outstanding Awards. As of May 31, 2010, options or RSUs to purchase an aggregate of 2,318,767 ordinary shares were outstanding, out of which options or restricted share units to purchase 1,099,246 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $30.31 and the expiration dates of these options range from July 24, 2016 to February 19, 2020. The weighted average grant date fair value of RSUs granted during fiscal 2010, 2009 and 2008 were $10.28, $13.39 and $21.68 per ADS, respectively. There were no grants of RSUs during fiscal 2006 and 2005. There is no purchase price for the RSUs.
C. Board Practices
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our board of directors consists of not less than three directors, and such maximum number as our directors may determine from time to time. Our board of directors currently consists of six directors. Messrs. Herr, Bernays and Sir Anthony satisfy the “independence” requirements of the NYSE rules.
On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our audit committee effective June 1, 2010. Further, our board of directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards effective June 1, 2010. Accordingly, our board of directors has decided that effective June 1, 2010, it is no longer majority independent and our nominating and corporate governance committee and our compensation committee are no longer fully independent. Effective June 1, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.
Our board of directors is in an advanced stage of finalizing the appointment of another independent director. Upon the appointment of an additional independent director, the board will once again be majority independent. The board also intends to appoint this additional independent director as a member of our audit committee, which will then consist of four independent directors.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2011;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2012; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2013.
Our directors for fiscal 2010 are classified as follows:
•	Class I: Sir Anthony Armitage Greener and Mr. Richard O. Bernays;

•	Class II *: Mr. Keshav R. Murugesh; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.

*	Mr. Ramesh Shah and Mr. Neeraj Bhargava both were class II directors and they resigned as directors from our company with effect from March 29, 2010 and January 31, 2010, respectively.
The appointments of Sir Anthony Armitage Greener and Mr. Richard O. Bernays will expire at the next annual general meeting, which we expect to hold in July 2010. We intend to seek shareholders’ approval for the re-election of Sir Anthony Armitage Greener and Mr. Richard O. Bernays at the next annual general meeting.
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

Jeremy has been appointed as a director as a nominee of Warburg Pincus, the principal shareholder of our company. There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provide for benefits upon termination of employment as described above.
Our board of directors held 13 meetings in fiscal 2010.
Board Leadership Structure and Board Oversight of Risk
Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company, for a number of reasons. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the board of directors. Further, until recently, Mr. Ramesh N. Shah served as an Executive Chairman of the Board. However, on December 17, 2009, Mr. Shah stepped down from the role of Chairman of the Board, and Mr. Eric B. Herr became the Non-Executive Chairman of the Board. Mr. Shah left our company and resigned as a director with effect from March 29, 2010.
Board’s Role in Risk Oversight
Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.
The board’s audit committee has special responsibilities with respect to financial risks, and regularly reports to the full board of directors on these issues. Among other responsibilities, the audit committee reviews the company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.
The compensation committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the compensation committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.
Committees of the Board
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The audit committee comprises three directors: Sir Anthony Armitage Greener (Chairman), and Messrs. Eric B. Herr, and Richard O. Bernays. Each of Sir Anthony Greener and Messrs. Herr, and Bernays satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our audit committee effective June 1, 2010. The principal duties and responsibilities of our audit committee are as follows:
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
We have posted our audit committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The audit committee held five meetings in fiscal 2010.
Compensation Committee
The compensation committee comprises four directors: Messrs. Richard O. Bernays (Chairman), Eric B. Herr, Deepak Parekh and Sir Anthony Armitage Greener. Each of Messrs. Bernays, Herr and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party. Our board of directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards from the effectiveness of such arrangement. Accordingly, our board of directors has determined that effective June 1, 2010, our compensation committee is no longer fully independent, whereupon we decided to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independent requirement. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The compensation committee also administers the 2002 Stock Incentive Plan and the Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our board of directors.
We have posted our compensation committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The compensation committee held six meetings in fiscal 2010.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee comprises four directors: Messrs. Deepak Parekh (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony Armitrage Greener. Each of Messrs. Herr and Bernays and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010 Mr. Parekh entered into a consulting arrangement with another party. Our board of directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards from date of the effectiveness of such arrangement. Accordingly, our board of directors has determined that effective June 1, 2010, our nominating and corporate governance committee is no longer full independent, whereupon we decided to elect to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independence requirement. The principal duties and responsibilities of the nominating and governance committee are as follows:
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
We have posted our nominating and corporate governance committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The nominating and corporate governance committee uses its judgment to identify well qualified individuals who are willing and able to serve on our board of directors. Pursuant to its charter, the nominating and corporate governance committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.
While the nominating and corporate governance committee does not have a formal policy with respect to the consideration of diversity in identifying director nominees, it nevertheless considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences, and occupations.
The nominating and corporate governance committee held two meetings in fiscal 2010.

Executive Sessions
Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Mr. Eric B. Herr has presided over all executive sessions. Our non-executive directors held four executive sessions in fiscal 2010.
Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
D. Employees
For a description of our employees, see “Item 4. Information on the Company — Business Overview — Human Capital.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2010 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of May 31, 2010 are based on an aggregate of 44,039,723 ordinary shares outstanding as of that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Keshav Murugesh	—	—
Jeremy Young(1) (3)	21,366,644	48.52%
Eric B. Herr	20,656	0.05%
Deepak S. Parekh	20,656	0.05%
Richard O. Bernays	20,656	0.05%
Anthony Armitage Greener	20,191	0.05%
Executive Officers
Alok Misra	46,749	0.11%
J.J. Selvadurai(2)	301,425	0.68%
Steve Reynolds	17,187	0.04%
All our directors and executive officers as a group (nine persons)(3)	21,814,164	49.53%

Notes:

(1)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(2)	Of the 301,425 shares beneficially owned by J.J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai.

(3)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as of May 31, 2010:

	Options Summary					RSU Summary
							Number
			Number of				of
			shares				shares
			underlying				underlying
			unexercised				RSUs
	Number of		options			Number of	that will
	shares		that will	Number of		shares	vest in	Number of
	underlying		vest in	shares		underlying	next 60	shares
	unexercised		next 60	underlying		RSUs held	days	underlying
	but		days from	options		that have	from	RSUs held
	vested	Exercise	May 31,	that have	Exercise	vested but	May 31,	that have
Name	options	price	2010	not vested	price	unexercised	2010	not vested
Directors
Keshav R. Murugesh								260,000
Jeremy Young	—	—
Eric B. Herr	14,000	$20.00						45,806
	1,333	$22.98		667	$22.98
Deepak S. Parekh	14,000	$20.00						10,806
	1,333	$22.98		667	$22.98
Richard O. Bernays	14,000	$28.87						10,806
	1,333	$22.98		667	$22.98
Anthony Armitage Greener	9,333	$28.48	4,667					11,271
	1,333	$22.98		667	$22.98
Executive Officers
Alok Misra	8,840	$15.32		4,420	$15.32	37,909		66,004
J.J. Selvadurai	20,000	$20.00				16,532		36,019
	5,000	$30.21
	8,227	$27.75
Steve Reynolds	2,083	$28.47	1,042			4,650	7,994	33,094

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as of May 31, 2010 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 44,039,723 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Warburg Pincus(2)	21,366,644	48.52%
FMR LLC(3)	5,355,211	12.16%
Nalanda India Fund Limited(4)	5,211,410	11.83%
Columbia Wanger Asset Management, L.P.(5)	5,185,299	11.77%

Notes:

(1)	Based on an aggregate of 44,039,723 ordinary shares outstanding as of May 31, 2010.

(2)	Information is based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P., or WP VIII, Warburg Pincus International Partners, L.P., or WPIP, Warburg Pincus Netherlands International Partners I, CV, or WP Netherlands, Warburg, Pincus Partners, LLC, or WPP LLC, Warburg, Pincus & Co., or Warburg Pincus, and Warburg Pincus LLC, or WP LLC. The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(3)	Information is based on a report on Amendment No. 4 to Schedule 13G jointly filed with the Commission on February 16, 2010 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the investment adviser to Fidelity Mid Cap Stock Fund.

(4)	Information is based on a report on Schedule 13G filed with the Commission on January 13, 2010 by Nalanda India Fund Limited.

(5)	Information is based on a report on Amendment No. 2 to Schedule 13G jointly filed with the Commission on February 10, 2010 by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust.
The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:
•	FMR LLC reported its percentage ownership of our ordinary shares to be 10.264% in a report on Schedule 13G jointly filed with the Commission on June 19, 2007, 14.999% in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008, 9.49% in a report on Amendment No. 3 to Schedule 13G jointly filed with the Commission on February 17, 2009 and 12.641% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 4 to Schedule 13G jointly filed with the Commission on February 16, 2010.
•	Nalanda India Fund Limited reported its percentage ownership of our ordinary shares to be 5.25% in a report on Schedule 13G filed with the Commission on March 20, 2008, 9.86% in a report on Amendment No. 1 to Schedule 13G filed with the Commission on February 9, 2009 and 12.3% (based on the then number of our ordinary shares reported as outstanding at that time) in reports on Schedule 13G filed with the Commission on February 10, 2009 and January 13, 2010.

•	Columbia Wanger Asset Management, L.P. reported its percentage ownership of our ordinary shares to be Columbia 8.16% in a report on Schedule 13G filed with the Commission on February 5, 2009, 10.05% in a report on Amendment No. 1 to Schedule 13G filed with the Commission on March 9, 2009 and 12.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 10, 2010.
•	Tiger Global Management, LLC reported that it owned 6.6% of our ordinary shares in a report on Amendment No. 1 to Schedule 13G filed with the Commission on February 12, 2009 and thereafter divested its entire interest in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 12, 2010.
•	Lone Spruce, L.P., Lone Balsam, Lone Sequoia, Lone Pine Associates LLC, Lone Pine Capital LLC (which we refer to collectively herein as “Lone Capital”) and Stephen F. Mandel reported Lone Pine Associates’s ownership of 1.0%, Lone Pine Capital’s ownership of 4.4% and Mr. Mandel’s ownership of 5.4% of our ordinary shares in a report on Schedule 13G jointly filed with the Commission on August 17, 2007 by Lone Capital and Mr. Mandel. Lone Capital and Mr. Mandel thereafter in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008 reported that they ceased to own more than 5% of our ordinary shares. Lone Pine Associates, the general partner of Lone Spruce, Lone Sequoia and Lone Balsam, has the power to direct the affairs of Lone Spruce, Lone Sequoia and Lone Balsam. Mr. Mandel is the Managing Member of each of Lone Pine Associates and Lone Pine Capital and in such capacity directs their operations.
None of our major shareholders have different voting rights from our other shareholders.
As of May 31, 2010, 21,807,710 of our ordinary shares, representing 49.52% of our outstanding ordinary shares, were held by a total of 35 holders of record with addresses in the US. As of the same date, 21,408,081 of our ADSs (representing 21,408,081 ordinary shares), representing 48.61% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
Related Party Transactions
(Amounts in thousands, unless otherwise indicated)
Since fiscal 2003, we have entered into agreements with certain investee companies of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2010, 2009 and 2008, these investee companies in the aggregate accounted for $2.6 million, $3.2 million and $3.5 million, respectively, representing 0.5%, 0.6% and 0.8% of our revenue, respectively, and 0.7%, 0.8% and 1.2% of our revenue less repair payments, respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2010, 2009 and 2008, these investee companies in the aggregate accounted for $nil, $109 and $189 in expenses, respectively. We also purchase equipment from certain investee companies of Warburg Pincus. In fiscal 2010, 2009 and 2008, we paid these investee companies in the aggregate $nil, $2 and $0.7 million, respectively, for these equipment. In fiscal 2010, 2009 and 2008, we received as other income from Warburg Pincus $nil, $nil and $25 for sponsorship of corporate events.
In fiscal 2004, we have entered into an agreement with Flovate, a company in which Edwin Donald Harrell, who was until April 2006 one of our executive officers, was a majority shareholder, under which we license certain software. Flovate is engaged in the development and maintenance of software products and solutions primarily used by WNS Assistance in providing services to its customers. In fiscal 2008 (until June 2007 when we acquired Flovate) and 2007, payments by us to Flovate pursuant to this agreement amounted to $0.8 million and $4.6 million in the aggregate, respectively.
On January 1, 2005, we entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary ITES software program. J.J. Selvadurai, our Managing Director of European Operations, is a principal shareholder of Datacap. In fiscal 2010, 2009 and 2008, we paid $5, $30 and $26, respectively, for the license under the agreement. In fiscal 2010, 2009 and 2008, we paid Datacap $2, $5 and $nil, respectively, for purchase of computers and software.

On June 6, 2007, we entered into an agreement with Edwin Donald Harrell, Theodore Agnew and Clare Margaret Agnew to purchase all the shares of Flovate for a consideration comprising £3.3 million in cash and have deposited an additional retention amount of £0.7 million into an escrow account which has been paid to the selling shareholders.
On September 18, 2007, we entered into an agreement with Mahindra & Mahindra Limited for the hire of transport services. Our director, Mr. Deepak Parekh, is an executive director of Mahindra & Mahindra Limited. In fiscal 2010, 2009 and 2008 we paid $nil, $4 and $ nil respectively, for such transport services.
In March 2008, we entered into an agreement with Singapore Telecommunications Ltd for the provision of lease line services. Our director, Mr. Deepak Parekh, is an executive director of Singapore Telecommunications Ltd. In fiscal 2010, 2009 and 2008 we paid $319, $274 and $ nil, respectively, for such services.
In fiscal 2009, we obtained a short-term loan of Rs. 440 million ($10.04 million based on the spot rate of Rs. 43.84 per $1.00 on the date of the loan) from HDFC Limited for working capital purposes. Our director, Mr. Deepak Parekh, is the Chairman of HDFC Limited. Interest was payable at the rate of 15.5% per annum. In fiscal 2009, an interest amount of $269 was paid to HDFC Limited. The loan was repaid in September and November 2008.
In fiscal 2010, we paid $4 to Indian Hotels Company Limited towards hiring of accommodation and related services. Our director, Mr. Deepak Parekh, is a director of Indian Hotels Limited.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
Legal Proceedings
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding and are vigorously disputing those assessments. We have described below assessment orders that we believe could be material to our company given the magnitude of the claim. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amount pending resolution of the matter on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals.
In January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs. 728.1 million ($16.1 million based on the exchange rate on March 31, 2010) in additional taxes, including interest of Rs. 225.9 million ($5.0 million based on the exchange rate on March 31, 2010). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. After consultation with our Indian tax advisors, we believe the chances that we would be able to overturn the assessment on appeal are strong and we intend to continue to vigorously dispute the assessment.
Furthermore, first level Indian appellate authorities have recently ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. Although this ruling is not binding on the appellate authorities hearing our dispute on the aforesaid assessment on fiscal 2005 received in January 2009, we believe it will serve as persuasive authority in support of our position. In March 2009, we deposited Rs. 10.0 million ($0.2 million based on the exchange rate on March 31, 2010) with the Indian tax authorities pending resolution of the dispute. In March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs. 346.2 million ($7.7 million based on the exchange rate on March 31, 2010) of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients. After consultation with our Indian tax advisors, we believe the chances that the assessment would be upheld against us are remote. We intend to continue to vigorously dispute the assessment.
On October 31, 2009, we received an order of assessment from the transfer pricing officer of the Indian tax authorities for fiscal 2006. The transfer pricing assessment order alleges that the transfer pricing we applied to international transactions between WNS Global and our other wholly owned subsidiaries was not appropriate. On November 30, 2009, we received a draft order of assessment from the Indian tax authorities incorporating the above mentioned transfer pricing order, that assessed additional taxable income for fiscal 2006 on WNS Global, that could give rise to an estimated Rs. 759.9 million ($16.8 million based on the exchange rate on March 31, 2010) in additional taxes, including interest of Rs. 235.9 million ($5.2 million based on the exchange rate on March 31, 2010). The draft assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us.
We have disputed the draft assessment order and have filed an appeal before the Dispute Resolution Panel, or DRP, a panel recently set by Government of India as an alternative to first appellate authority. The final order of assessment is expected to be passed in the month of September or October 2010 following the receipt of the order passed by DRP which is expected to occur in the second fiscal quarter of 2011. We do not agree with the transfer pricing officer’s basis of making the assessment, transfer pricing methodologies and the amount of the assessment. After consultation with our Indian tax advisors, we believe that the chances of the order, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessment. We may be required to deposit with the tax authorities all or a portion of the disputed amount pending final resolution of the matter.
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
Dividend Policy
Subject to the provisions of the 1991 Law and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our board of directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the board to be justified by our distributable reserves. See “Item 10. Additional Information — B. Memorandum and Articles of Association.” We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:
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

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on July 26, 2006 at an initial offering price of $20.00 per ADS. The ADRs evidencing ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the underlying shares for ADSs) as of May 31, 2010 was 44,039,723. As of May 31, 2010, there were 21,408,081 ADSs outstanding (representing 21,408,081 ordinary shares).
The high and low last reported sale price per ADS since trading on July 26, 2006 are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal Year:
2007(1)	$35.83	$20.79
2008	$29.85	$12.81
2009	$20.00	$3.10
2010	$17.25	$5.10
Fiscal Quarter:
2009
First quarter	$20.00	$15.60
Second quarter	$18.30	$9.34
Third quarter	$11.54	$5.16
Fourth quarter	$7.95	$3.10
2010
First quarter	$10.40	$5.10
Second quarter	$16.50	$8.39
Third quarter	$17.25	$11.59
Fourth quarter	$15.95	$10.12
Month:
October 2009	$17.25	$11.59
November 2009	$16.49	$13.29
December 2009	$15.50	$14.04
January 2010	$15.95	$13.06
February 2010	$15.49	$14.76
March 2010	$15.61	$10.12
April 2010	$13.38	$10.68
May 2010	$12.30	$9.78

Note:

(1)	From July 26, 2006 following the completion of our initial public offering on the NYSE.
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
Share Capital
As of May 31, 2010, the authorized share capital is £5,100,000 divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. We had 44,039,723 ordinary shares outstanding as of May 31, 2010. There are no preferred shares outstanding as of May 31, 2010. Pursuant to Jersey law and our Memorandum and Articles of Association, our board of directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. None of our shares have any redemption rights.
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
No Mandatory Offer Requirements
In some countries, the trading and securities legislation contains mandatory offer requirements when shareholders have reached certain share ownership thresholds. There are no mandatory offer requirements under Jersey legislation. The Companies (Takeovers and Mergers Panel) (Jersey) Law 2009 empowers the Minister for Economic Development in Jersey, or the Minister, to appoint a Panel on Takeovers and Mergers, or the Jersey Panel, as the body responsible for regulating takeovers and mergers of companies incorporated in Jersey. The Minister has appointed the UK Panel on Takeovers and Mergers, or the UK Panel, to carry out the functions of the Jersey Panel. The Jersey Panel will be empowered to promulgate rules regulating takeovers and mergers of Jersey companies, or the Jersey Code. The rules applicable to the regulation of takeovers and mergers promulgated by the UK Panel as set out in The City Code on Takeovers and Mergers, or the UK Code, have been adopted as the Jersey Code. Rule 9 of the UK Code contains rules relative to mandatory offers. However, the UK Code only applies to (i) offers for Jersey companies if any of their securities are admitted to trading on a regulated market in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man and (ii) to public or certain private Jersey companies which are considered by the Panel to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. As none of our securities are listed on a regulated market in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man and as we are not centrally managed and controlled in the United Kingdom, the Channel Islands or the Isle of Man, it is not anticipated that the Jersey Code will apply to us.
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

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Under the 1991 Law, directors shall, notwithstanding anything in a Jersey company’s articles of association, call a general meeting on a shareholders’ requisition. A shareholders’ requisition is a requisition of shareholders holding not less than one-tenth of the total voting rights of the shareholders of the company who have the right to vote at the meeting requisitioned. Failure to call an annual general meeting in accordance with the requirements of the 1991 Law is a criminal offense on the part of a Jersey company and its directors. The JFSC may, on the application of any officer, secretary or shareholder call, or direct the calling of, an annual general meeting.

Corporate Law Issue	Delaware Law	Jersey Law
Interested Director Transactions	Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders.	A director of a Jersey company who has an interest in a transaction entered into or proposed to be entered into by the company or by a subsidiary which conflicts or may conflict with the interests of the company and of which the director is aware, must disclose the interest to the company. Failure to disclose an interest entitles the company or a member to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit. A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed. Without prejudice to its power to order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith thereunder would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Corporate Law Issue	Delaware Law	Jersey Law
Cumulative Voting	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the 1991 Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents in writing setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation.	Insofar as the memorandum or articles of a Jersey company do not make other provision in that behalf, anything which may be done at a meeting of the company (other than remove an auditor) or at a meeting of any class of its shareholders may be done by a resolution in writing signed by or on behalf of each shareholder who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting. A resolution shall be deemed to be passed when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the Articles of Association of the company require, by the shareholders in general meeting. A merger between two or more Jersey companies must be documented in a merger agreement which must be approved by special resolution of each of the companies merging.

Corporate Law Issue	Delaware Law	Jersey Law
Limitations on Directors Liability	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	The 1991 Law does not contain any provisions permitting Jersey companies to limit the liability of directors for breach of fiduciary duty. Any provision, whether contained in the articles of association of, or in a contract with, a Jersey company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company is void (subject to what is said below).

Indemnification of Directors and Officers	A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	The prohibition referred to above does not apply to a provision for exempting a person from or indemnifying the person against (a) any liabilities incurred in defending any proceedings (whether civil or criminal) (i) in which judgment is given in the person’s favor or the person is acquitted, (ii) which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or (iii) which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings, (b) any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company, (c) any liability incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the 1991 Law in which relief is granted to the person by the court or (d) any liability against which the company normally maintains insurance for persons other than directors.

Corporate Law Issue	Delaware Law	Jersey Law
Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	The 1991 Law does not confer upon shareholders any appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that a company’s affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally or of some part of its shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by the company (including an act or omission on its behalf) is or would be so prejudicial. There may also be common law personal actions available to shareholders. Under Article 143 of the 1991 Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the 1991 Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Corporate Law Issue	Delaware Law	Jersey Law
Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The memorandum and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.
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
On July 11, 2008, our wholly-owned subsidiary, WNS Capital Investment Limited, entered into a share sale and purchase agreement with AVIVA, pursuant to which WNS Capital Investment Limited acquired all the shares of Aviva Global. This acquisition is part of a transaction with AVIVA that included the AVIVA master services agreement described below. We completed our acquisition of Aviva Global (which we refer to as WNS Global Singapore following our acquisition) concurrently with the execution of this share sale and purchase agreement. Pursuant to the agreement, WNS Global Singapore has exercised its option to require third party business process outsourcing, or BPO, providers to transfer to it two facilities in Chennai and Pune, India operated by these third party BPO providers under BOT contracts with WNS Global Singapore. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the Pune facility occurred in August 2008. The total consideration for the AVIVA transaction, including legal and profession fees, was approximately $249.0 million. We obtained the $200 million Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction.
Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited.
On July 11, 2008, WNS Capital Investment Limited entered into the AVIVA master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, pursuant to which AVIVA MS agrees to appoint us as service provider and prime contractor to supply certain BPO services to the AVIVA group for a term of eight years and four months. Under the agreement, AVIVA MS has agreed to provide us the Minimum Revenue Commitment during the term of the contract. The Minimum Revenue Commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In the event the mean average monthly volume of business in any rolling three month period does not reach the Minimum Revenue Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. The agreement may be terminated by AVIVA MS for a variety of reasons, including a material breach of agreement by us, or at will at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to WNS Global Singapore in July 2008, 24 months from September 19, 2008 and in the case of the Pune facility which was transferred to WNS Global Singapore in August 2008, 24 months after 60 days from the date of completion of the transfer of the Pune facility, in each case, with six months’ notice upon payment of a termination fee. We may also terminate the agreement for a variety of reasons, including the failure by AVIVA MS to pay any invoiced amounts where such invoiced amounts are overdue for a period of at least 30 business days or if it is otherwise in material breach of the agreement.

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
On July 10, 2008, we entered into the $200 million Term Loan to finance our transaction with AVIVA described under “Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” above. We drew down the full amount of $200 million under the facility in July 2008. The arrangers have since syndicated part of the loan to The Hongkong and Shanghai Banking Corporation and DBS Bank Limited. Interest on the Term Loan is payable on a quarterly basis. Interest on the Term Loan was initially agreed at a rate equivalent to the three-month US dollar LIBOR plus 3% per annum, subject to change by the arrangers for the Term Loan at any time prior to the completion of the syndication of the Term Loan if any such arranger determined that such change was necessary to ensure a successful syndication of the Term Loan. Effective from January 10, 2009, the interest rate has been increased by 0.5% per annum. In connection with the Term Loan, we have entered into interest rate swap agreements with banks to swap the variable portion of the interest based on US dollar LIBOR to an average rate of 3.81% per annum. After giving effect to the interest rate swap agreements, we are incurring an interest rate of 7.31% per annum on the Term Loan. The loan is repayable in semi-annual installments with the final installment payable in January 2013.
Under the facility agreement, we are allowed to make voluntary prepayments of the whole or a part of the outstanding loan on any interest payment date, without incurring break costs, by giving a minimum of 10 days’ notice of prepayment. Pursuant to the prepayment option, we made prepayments of $5 million each on April 14, 2009 and July 10, 2009 and a pre payment of $15 million on January 11, 2010. We also made the scheduled installment repayment of the loan of $20 million each on July 10, 2009 and January 11, 2010. As on March 31, 2010, the outstanding balance under the Term Loan was $135 million.
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
Under the facility agreement, we are required to maintain the following financial covenants: (i) the ratio of total borrowings to tangible net worth (as defined in the facility agreement) shall not exceed 2 to 1, (ii) the ratio of total borrowings to adjusted EBITDA (as defined in the facility agreement) shall not exceed 2.5 to 1, (iii) the ratio of adjusted EBITDA to debt service shall not be less than 1.3 to 1, and (iv) the ratio of the aggregate amount outstanding under the facility to the value of the AVIVA master services agreement shall not be more than 100% at any time.
The facility is secured by, among other things, guarantees provided by us and certain of our subsidiaries, namely, WNS Capital Investment Limited, WNS Global Services (UK) Limited, or WNS UK, and WNS North America Inc., a fixed and floating charge over the assets of WNS UK, pledges of our shares of WNS Capital Investment Limited, WNS UK, WNS North America Inc. and WNS (Mauritius) Limited. and charges over certain bank accounts. The security initially included a pledge of our shares of WNS Customer Solutions (Private) Limited (Sri Lanka), which was released with the lender’s consent effective March 29, 2010.
Share Purchase Agreement, dated April 20, 2007, by and among Marketics Technologies (India) Private Limited, WNS (Mauritius) Limited, Mr. Vinay Mishra, Mr. S. Ramakrishan, Mr. Shankar Maruwada and the other selling shareholders named therein.
On April 20, 2007, WNS (Mauritius) Limited entered into a share purchase agreement, or the Share Purchase Agreement, with all the shareholders of Marketics, including among others, the founders of Marketics, Mr. Vinay Mishra, Mr. S. Ramakrishan and Mr. Shankar Maruwada, to purchase all the shares of Marketics. The consideration for the acquisition is an initial payment of $30 million in May 2007 and a contingent earn-out consideration of $33.3 million which was paid in July 2008 and calculated based on the performance and results of operations of Marketics for fiscal 2008 and determined in accordance with the Share Purchase Agreement. 75.1% of the share capital of Marketics was transferred to us in May 2007 and the remaining 24.9% of the share capital of Marketics was held in an escrow account and transferred to us upon payment of the contingent earn-out consideration in July 2008. Pursuant thereto, the Share Purchase Agreement has been terminated in July 2008.

Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Ltd.
On December 29, 2006, WNS Global entered into four agreements with Sofotel Software Services Private Limited, or Sofotel, pursuant to which Sofotel granted a license to WNS Global to occupy office premises located in the Commercial Office Building with an aggregate area of 142,800 square feet for a term of 60 months commencing on January 1, 2007. The monthly license fees payable under each of the four agreements are Rs. 1,661,415, Rs. 1,635,469, Rs. 1,632,738 and Rs. 1,570,378, for the first 36 months. Thereafter, the license fees will increase by an amount not exceeding 15% by mutual agreement. The agreements may be terminated by the non-defaulting party by giving 90 days’ prior written notice in the event of a breach of a material term of the agreement unless such breach is remedied within the 90 day period or in the event of insolvency. WNS Global may terminate each agreement by giving 12 months’ prior written notice. On March 31, 2010, we gave notice to the lessor informing him that we do not intend to extend the term of this lease beyond March 31, 2011.
Leave and License Agreement dated May 30, 2006 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to Plant 11.
On May 30, 2006, WNS Global entered into an agreement with Godrej & Boyce Manufacturing Company Ltd., or GBMC, pursuant to which GBMC granted a license to WNS Global to occupy office premises with an aggregate area of 69,611 square feet within the industrial building constructed by GBMC in Vikhroli, India, known as Plant 11, for a term of 33 months commencing on April 24, 2006 and renewable for a further term of 33 months at the option of WNS. The monthly license fee payable is Rs. 663,354. GBMC has agreed to pay for all existing taxes and outgoings in respect of the licensed premises including all municipal taxes, cess, duties, impositions and levies imposed by the Municipal Corporation of Greater Mumbai. Any future increases of such municipal taxes and outgoings subsequent to the first assessment will be borne by WNS Global and GBMC equally. WNS Global has agreed to be responsible for power, electricity and water charges and minor repair works. The agreement may be terminated by the non-defaulting party by giving 30 days’ prior written notice in the event of a breach of any term of the agreement unless such breach is remedied within the 30-day period or in the event of insolvency. The agreement expired on January 24, 2009. WNS Global and GBMC are in the process of renewing the agreement.
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
Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services Private Limited.
On March 10, 2005, WNS Global entered into a lease agreement with DLF Cyber City for the leases of two office spaces in Gurgaon, India, with an aggregate built up area of 90,995 square foot at a monthly rental of Rs. 30 per square feet. The leases commenced on May 1, 2005 and June 1, 2005, respectively, for a term of 54 months each from the respective commencement dates with an option to renew for a further term of 54 months. If WNS Global renews the lease, the rental payable will be at fair market value. In addition, WNS Global has agreed to pay for all levies, duties, taxes on property, charges, rates, cesses and fees imposed by the Central or State Government or any other regulatory authority of India. WNS Global also has agreed to be responsible for power, electricity and water charges. WNS Global is not entitled to terminate the lease within the first 36 months of each of the leases. Thereafter, WNS Global may terminate the leases by giving DLF Cyber City six months’ prior notice in writing.
Employment Agreement dated February 1, 2010 between Keshav R. Murugesh and WNS Global Services Pvt. Limited.
Please see “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreement of our Executive Director.”
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
Exchange Rates
Substantially all of our revenue is denominated in pound sterling or US dollars and large part of our expenses, other than payments to repair centers, are incurred and paid in Indian rupees. We report our financial results in US dollars. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The results of our operations are affected as the Indian rupee and the pound sterling appreciate or depreciate against the US dollar and, as a result, any such appreciation or depreciation will likely affect the market price of our ADSs in the US.
The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal Year:	Period End(1)	Average(2)	High	Low
2005	Rs. 43.62	Rs. 44.87	Rs. 46.45	Rs. 43.27
2006	44.48	44.21	46.26	43.05
2007	43.10	45.06	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.98	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011(till May 31, 2010)	46.31	45.07	47.49	44.10

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the spot rate on the last day of each month during the period.
The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
September 2009	Rs. 49.05	Rs. 47.75
October 2009	47.72	46.00
November 2009	47.37	46.06
December 2009	46.85	46.00
January 2010	46.35	45.35

Month:	High	Low
February 2010	46.79	45.97
March 2010	46.01	44.94
April 2010	44.79	44.10
May 2010	47.49	44.46
The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal Year:	Period End(1)	Average(2)	High	Low
2005	£0.53	£0.54	£0.57	£0.51
2006	0.57	0.56	0.58	0.52
2007	0.51	0.52	0.58	0.50
2008	0.50	0.50	0.52	0.47
2009	0.70	0.58	0.73	0.50
2010	0.66	0.63	0.69	0.59
2011 (till May 31,2010)	0.69	0.67	0.70	0.65

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the spot rate on the last day of each month during the period.
The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
September 2009	£0.63	£0.60
October 2009	0.63	0.60
November 2009	0.61	0.60
December 2009	0.63	0.60
January 2010	0.63	0.61
February 2010	0.66	0.63
March 2010	0.67	0.65
April 2010	0.66	0.65
May 2010	0.70	0.66
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
Based on our current and anticipated operations and composition of our assets, we do not believe we were a PFIC for our taxable year ended on March 31, 2010. However, as noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, absent a special election as discussed below.
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
If you hold ADSs or ordinary shares in any year in which we or any of our subsidiaries are a PFIC, you would be required to file an annual information report with the U.S. Federal Revenue Service, for each entity that is a PFIC, regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or ordinary shares and the elections discussed above.
US Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible US backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
Newly enacted legislation requires certain US Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of ADSs or ordinary shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain US Holders who are individuals to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions. US Holders should consult their tax advisers regarding the effect, if any, of new US federal income tax legislation on their ownership and disposition of ADS or ordinary shares.
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
B. Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our foreign exchange committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, approximately 58.5% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) in fiscal 2010 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures. See “Item 5. Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”
Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2010, a sensitivity analysis shows that a 10.0% appreciation in the pound sterling against the US dollar would have increased revenue in fiscal 2010 by approximately $41.9 million. Similarly, a 10.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee in fiscal 2010 by approximately $20.6 million. Based upon our level of operations in fiscal 2010, a sensitivity analysis shows that a 10.0% appreciation in the pound sterling against the US dollar would have increased revenue less repair payments in fiscal 2010 by approximately $22.7 million. Similarly, a 10.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee in fiscal 2010 by approximately $20.6 million.
To protect against exchange gains (losses) on forecasted revenue/inter-company revenue, we have instituted a foreign currency cash flow hedging program. Our operating entities hedge a part of their forecasted revenue/inter-company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
Our exposure to interest rate risk arises principally from our borrowings under the $200 million Term Loan which has a floating rate of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the Term Loan, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively convert the $200 million Term Loan from a variable interest rate to a fixed rate thereby managing our exposure to changes in market interest rates under the Term Loan. Out of the total interest rate swaps of $200 million entered into by us, swaps totaling $10 million have been cancelled in fiscal 2010 and $15 million in April 2010 against the voluntary loan prepayment of $25 million in fiscal 2010. The outstanding swap agreements now aggregate $135 million against the outstanding debt of $135 million. Our use of derivative instruments is limited to effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures will be reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
D. American Depositary Shares
Our ADR facility is maintained with Deutsche Bank Trust Company Americas, or the Depositary, pursuant to a Deposit Agreement, dated as of July 18, 2006, among us, our Depositary and the holders and beneficial owners of ADSs. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered on the books of the Depositary.

In accordance with the Deposit Agreement, the Depositary may charge fees up to the amounts described below:

	Type of Service	Fees
1.
Issuance of ADSs, including upon the deposit of ordinary shares or to any person to whom an ADS distribution is made pursuant to share dividends or other free distributions of shares, bonus distributions, share splits or other distributions (except where converted to cash)
$5.00 per 100 ADSs (or any portion thereof)

2.	Surrender of ADSs for cancellation and withdrawal of ordinary shares underlying such ADSs (including cash distributions made pursuant to a cancellation or withdrawal)	$5.00 per 100 ADSs (or any portion thereof)

3.	Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal)	$2.00 per 100 ADSs (or any portion thereof)

4.	Issuance of ADSs upon the exercise of rights	$5.00 per 100 ADSs (or any portion thereof)

5.
Operations and maintenance costs in administering the ADSs (provided that the total fees assessed under this item, combined with the total fees assessed under item 3 above, should not exceed $0.02 per ADS in any calendar year)
$0.02 per ADS per calendar year
In addition, holders or beneficial owners of our ADS, persons depositing ordinary shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:
•	taxes (including applicable interest and penalties) and other governmental charges;
•	registration fees for the registration of ordinary shares or other deposited securities with applicable registrar and applicable to transfers of ordinary shares or other deposited securities in connection with the deposit or withdrawal of ordinary shares or other deposited securities;
•	certain cable, telex, facsimile and electronic transmission and delivery expenses;
•	expenses and charges incurred by the Depositary in the conversion of foreign currency into US dollars;
•	fees and expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs;
•	fees and expenses incurred by the Depositary in connection with the delivery of deposited securities; and
•	any additional fees, charges, costs or expenses that may be incurred by the Depositary from time to time.
In the case of cash distributions, the applicable fees, charges, expenses and taxes will be deducted from the cash being distributed. In the case of distributions other than cash, such as share dividends, the distribution generally will be subject to appropriate adjustments for the deduction of the applicable fees, charges, expenses and taxes. In certain circumstances, the Depositary may dispose of all or a portion of such distribution and distribute the net proceeds of such sale to the holders of ADS, after deduction of applicable fees, charges, expenses and taxes.
If the Depositary determines that any distribution in property is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may withhold the amount required to be withheld and may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and appropriate to pay such taxes or charges and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the holders of ADSs entitled to the distribution.

During fiscal 2010, the Depository has made a payment of $11,000 to IPREO (Hemscott Holdings Ltd.) on behalf of our company in consideration for our access to Bigdough investor relations tool.
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
As noted below, management concluded that our internal control over financial reporting was not effective as of March 31, 2010, as a result of the material weakness described below. Accordingly, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as of March 31, 2010, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable level of assurance.
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
Management assessed the effectiveness of internal control over financial reporting as of March 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as of March 31, 2010, our internal control over financial reporting was not effective due to a material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and related fees in our Auto Claims BPO segment. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. WNS has restated its audited financial statements for the years ended March 31, 2009 and 2008 (as well as selected financial information for the years ended March 31, 2007 and 2006 and the quarterly information for fiscal 2010 and 2009). Further details on the restatement are set forth in ‘Note 2’ in the notes to our consolidated financial statements, included elsewhere in this annual report.
The effectiveness of our internal control over financial reporting as of March 31, 2010 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report set out below.
Remediation Plan
In order to remediate the material weakness described above, we intend to:
•	augment the US GAAP expertise of our accounting team in the area of revenue recognition for the Auto Claims BPO segment; and

•	strengthen the monitoring controls and documentation for the revenue recognition process in the Auto Claims BPO segment.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited WNS (Holdings) Limited’s (the “Company”) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WNS (Holdings) Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the design and operating effectiveness of controls over the recognition and accrual of repair payments to garages and the related fees in its Auto Claims BPO segment. This material weakness resulted in a material misstatement of revenue and cost of revenue and the related disclosures in WNS (Holdings) Limited’s consolidated financial statements for each of the three years in the period ended March 31, 2010 and the financial information for each of the quarters in 2010 and 2009.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 31, 2010 and 2009, and the related consolidated statements of income, equity and comprehensive income and cash flows for each of the three years in the period ended March 31, 2010 of WNS (Holdings) Limited and our report dated June 15, 2010 expressed an unqualified opinion thereon. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 financial statements, and this report does not affect our report dated June 15, 2010 on those financial statements.
In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, WNS (Holdings) Limited has not maintained effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.
/s/ Ernst & Young
Mumbai, India
June 15, 2010
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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee members are Sir Anthony Armitage Greener (Chairman) and Messrs. Eric Herr, and Richard O. Bernays. Each of Sir Anthony Armitage Greener and Messrs. Herr, and Bernays is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the audit committee. Our board of directors has determined that Mr. Herr qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.
ITEM 16B. CODE OF ETHICS
We have adopted a written Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. We have posted the code on our website at www.wns.com . Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
Ernst & Young has served as our independent registered public accounting firm since fiscal 2003. The following table shows the fees we paid or accrued for the audit and other services provided by Ernst & Young for fiscal 2010 and 2009.

	Fiscal
	2010	2009
Audit fees	$822,000	$868,000

Audit-related fees	48,200	20,000
Tax fees	27,000	60,000
All other fees	17,600	2,495
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
Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications, advisory services relating to financial reporting in interactive data format (XBRL) and SAS 70 audits
Tax fees. This category includes fees billed for tax compliance services, including tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities and tax planning services.
All other fees. This category includes fees billed for advisory services in relation with STPI and SEZ set ups.
Audit Committee Pre-approval Process
Our audit committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors. All of the services provided by Ernst & Young during the last fiscal year have been approved by our Audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2010.
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
We have posted our Corporate Governance Guidelines on our website at www.wns.com.

Messrs. Eric B. Herr, Richard O. Bernays, Deepak S. Parekh, and Sir Anthony Armitage Greener are members of our board of directors and they serve on each of our compensation committee and nominating and corporate governance committee. Messrs. Eric B. Herr, Richard O. Bernays and Sir Anthony Greener also serve on our audit committee. Each of Messrs. Herr, Bernays and Sir Anthony Armitage Greener satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.
Mr. Parekh served as a member of our audit committee from July 2006 to May 31, 2010. On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our audit committee effective June 1, 2010. Further, our board of directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards effective from the date of such arrangement. Accordingly, our board of directors decided that effective June 1, 2010, it is no longer majority independent and our nominating and corporate governance committee and our compensation committee are no longer fully independent. Effective June 1, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.
As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by issuers incorporated in the United States, or US companies, under the NYSE listing standards. The NYSE listing standards provide that US companies must have a majority independent board of directors and a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors. Effective June 1, 2010 when Mr. Parekh entered into a consulting arrangement with another party as described above, our corporate governance practices differ from those required to be followed by US companies in that our board of directors decided that it is no longer majority independent and our nominating and corporate governance committee and our compensation committee are no longer fully independent.
Our board of directors is in an advanced stage of finalizing the appointment of another independent director. Upon the appointment of an additional independent director, the board will once again be majority independent. The board also intends to appoint this additional independent director as a member of our audit committee, which will then consist of four independent directors.

PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18 for a list of our consolidated financial statements included elsewhere in this annual report.
ITEM 18. FINANCIAL STATEMENTS
The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:
•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheets as of March 31, 2010 and 2009
•	Consolidated Statements of Income for the years ended March 31, 2010, 2009 and 2008
•	Consolidated Statements of Equity and Comprehensive Income for the years ended March 31, 2010, 2009 and 2008
•	Consolidated Statements of Cash Flows for the years ended March 31, 2010, 2009 and 2008
•	Notes to Consolidated Financial Statements
ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:
1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.
1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.
2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.
2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.
4.1	Share Purchase Agreement dated April 20, 2007 among, WNS (Mauritius) Limited, Marketics Technologies (India) Private Limited and the selling shareholders named therein — incorporated by reference to Exhibit 4.1 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.
4.2	Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.
4.3	Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.
4.4	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 59,202 square feet at Plant 10 — incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.5	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to the lease of office premises with an area of 4,867 square feet at Plant 10 — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.
4.6	Leave and License Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 20,360 square feet at Plant 10 — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.
4.7	Leave and License Agreement dated May 31, 2006 between Godrej & Boyce Manufacturing Company Ltd. and WNS Global Services Private Limited with respect to Plant 11 — incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.
4.8	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 36,500 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.
4.9	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 35,930 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.
4.10	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 35,870 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.
4.11	Leave and License Agreement dated December 29, 2006 between Sofotel Software Services Private Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 34,500 square feet in the Commercial Office Building — incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.
4.12	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.
4.13	Form of the Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on January 12, 2009.
4.14	Share Sale and Purchase Agreement, dated July 11, 2008, relating to the sale and purchase of shares in Aviva Global Services Singapore Private Limited between Aviva International Holdings Limited and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #
4.15	Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.16	Form of Amended and Restated Facility Agreement by and among WNS (Mauritius) Limited, as borrower, WNS (Holdings) Limited, WNS Capital Investment Limited, WNS Global Services (UK) Limited, WNS North America Inc. and WNS Global Singapore, as guarantors, ICICI Bank UK Plc, as agent, ICICI Bank UK Plc, ICICI Bank Canada, DBS Bank Ltd. and The Hong Kong and Shanghai Banking Corporation, as arrangers, the lenders named therein, Morgan Walker Solicitors LLP, as security trustee, and ICICI Bank UK Plc and HSBC Bank (Mauritius) Ltd, as account banks — incorporated by reference to Exhibit 99.1 of the Report on Form 6-K (File No. 001-32945) of WNS (Holdings) Limited, as furnished to the Commission on April 14, 2009.
8.1	List of subsidiaries of WNS (Holdings) Limited.**
12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **
12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **
13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of Ernst & Young independent registered public accounting firm. **

**	Filed herewith.

#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: June 15, 2010

WNS (HOLDINGS) LIMITED
By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited the accompanying consolidated balance sheets of WNS (Holdings) Limited (the “Company”) as of March 31, 2010 and 2009 and the related consolidated statements of income, equity and comprehensive income and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WNS (Holdings) Limited at March 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2, the accompanying 2009 and 2008 financial statements have been restated.
As discussed in Note 3 to the consolidated financial statements, effective April 1, 2009 the Company adopted Financial Accounting Standards Board Statement (“FASB”) No. 160 Non-controlling interests in consolidated financial statements, as an amendment to ARB No. 51 (codified in FASB Accounting Standard Codification Topic 810 Consolidation) in respect of the redeemable noncontrolling interests of a subsidiary.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WNS (Holdings) Limited’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2010 expressed an adverse opinion thereon.
/s/ Ernst & Young
Mumbai, India
June 15, 2010

WNS (HOLDINGS) LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As at March 31,
	2010	2009
		(As restated
		See Note 2)

ASSETS
Current assets:
Cash and cash equivalents	$32,311	$38,931
Bank deposits and marketable securities	45	8,925
Accounts receivable, net of allowance of $3,152 and $1,935, respectively	44,082	38,577
Accounts receivable — related parties	739	64
Unbilled revenue	40,892	32,606
Funds held for clients	11,372	5,379
Employee receivables	1,526	745
Prepaid expenses	2,101	2,082
Prepaid income taxes	5,602	5,768
Deferred tax assets	1,959	1,718
Other current assets	36,308	38,647

Total current assets	176,937	173,442
Goodwill	90,662	81,679
Intangible assets, net	188,079	217,372
Property and equipment, net	51,700	55,992
Other assets	10,242	11,449
Deposits	7,086	6,309
Deferred tax assets	25,184	15,584

TOTAL ASSETS	$549,890	$561,827

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable	$27,900	$30,879
Accounts payable — related parties	—	42
Current portion of long term debt	40,000	45,000
Short term line of credit	—	4,331
Accrued employee cost	30,977	23,754
Deferred revenue	4,891	5,583
Deferred tax liabilities	—	27
Income taxes payable	2,550	3,995
Other current liabilities	67,585	63,870

Total current liabilities	173,903	177,481
Long term debt	95,000	155,000
Deferred revenue	3,515	3,561
Other liabilities	3,727	1,967
Accrued pension liability	3,921	2,570
Deferred tax liabilities	8,343	9,946
Derivative contracts	7,600	23,163

TOTAL LIABILITIES	296,009	373,688

Commitments and contingencies
Redeemable noncontrolling interest	278	13
WNS (Holdings) Limited shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized:
50,000,000 shares; Issued and outstanding: 43,743,953 and 42,607,403 shares, respectively	6,848	6,667
Additional paid-in-capital	203,531	184,122
Retained earnings	50,797	47,087
Accumulated other comprehensive loss	(7,573)	(49,750)

Total WNS (Holdings) Limited shareholders’ equity	253,603	188,126

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	$549,890	$561,827

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Year ended March 31,
	2010	2009	2008
		(As restated	(As restated
		See Note 2)	See Note 2)

Revenue (a)	$582,461	$520,901	$438,030
Cost of revenue (a)	439,248	391,808	341,560

Gross profit	143,213	129,093	96,470
Operating expenses:
Selling, general and administrative expenses (a)	86,231	75,522	72,699
Amortization of intangible assets	32,422	24,912	2,869
Impairment of goodwill, intangibles and other assets	—	—	15,464

Operating income	24,560	28,659	5,438
Other expenses (income), net (a)	7,052	5,639	(9,184)
Interest expense (a)	13,823	11,782	3

Income before income taxes	3,685	11,238	14,619
Provision for income taxes	998	3,343	5,172

Net income	2,687	7,895	9,447
Less: Net loss attributable to redeemable noncontrolling interest	(1,023)	(287)	—

Net income attributable to WNS (Holdings) Limited shareholders	$3,710	$8,182	$9,447

Earnings per share of ordinary share
Basic	$0.09	$0.19	$0.22

Diluted	$0.08	$0.19	$0.22

(a) Includes the following related party amounts:
Revenue	$2,625	$3,242	$3,466
Cost of revenue	319	280	236
Selling, general and administrative expenses	9	137	345
Other expenses (income), net	—	—	(61)
Interest expense	—	269	—
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2010, 2009 AND 2008
(Amounts in thousands, except share data)

						Accumulated
	Ordinary shares			Ordinary		other	Total WNS (Holdings)	Redeemable
		Par	Additional	shares	Retained	comprehensive	Limited	noncontrolling	Comprehensive
	Number	value	paid-in capital	subscribed	earnings	income	shareholders’ equity	interest	income
Balance at March 31, 2007 (As restated See Note 2)	41,842,879	$6,519	$154,952	$137	$30,804	$13,235	$205,647	$—
Shares issued for exercised options and restricted share units	520,221	103	4,228	(137)	—	—	4,194	—
Stock options exercised	—	—	—	10	—	—	10	—

Share-based compensation charge	—	—	6,816	—	—	—	6,816	—

Excess tax benefits from exercise of share-based options	—	—	1,613	—	—	—	1,613	—
IPO cost	—	—	(150)	—	—	—	(150)	—

Adjustment to retained earnings upon adoption of FIN 48	—	—	—	—	(1,346)	—	(1,346)	—
Comprehensive income:
Net income (As restated See Note 2)	—	—	—	—	9,447	—	9,447	—	$9,447
Pension adjustment	—	—	—	—	—	(486)	(486)	—	(486)
Change in fair value of cash flow hedges	—	—	—	—	—	(98)	(98)	—	(98)
Foreign currency translation (As restated See Note 2)	—	—	—	—	—	5,530	5,530	—	5,530

Total comprehensive income (As restated See Note 2)							14,393	—	$14,393

Reclassification	—	—	—	—	—	—	—	—
Translation loss transferred to income statement on sale of subsidiary	—	—	—	—	—	43	43	—

Cash flow hedges gain transferred to net income	—	—	—	—	—	(4,002)	(4,002)	—

Balance at March 31, 2008 (As restated See Note 2)	42,363,100	$6,622	$167,459	$10	$38,905	$14,222	$227,218	$—
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (cont’d)
YEARS ENDED MARCH 31, 2010, 2009 AND 2008
(Amounts in thousands, except share data)

						Accumulated
	Ordinary shares		Additional	Ordinary		other		Redeemable
		Par	paid-in	shares	Retained	comprehensive	Total WNS (Holdings) Limited	noncontrolling	Comprehensive
	Number	value	capital	subscribed	earnings	income(loss)	shareholders’ equity	interest	income
Shares issued for exercised options and restricted share units	244,303	45	953	(10)	—	—	988	—
Share-based compensation charge	—	—	13,484	—	—	—	13,484	—
Excess tax benefits from exercise of share-based options	—	—	2,226	—	—	—	2,226	—
Issue of shares by subsidiary to redeemable noncontrolling interest	—	—	—	—	—	—	—	300
Comprehensive loss:
Net income (loss) (As restated See Note 2)	—	—	—	—	8,182	—	8,182	(287)	$7,895
Pension adjustment	—	—	—	—	—	(50)	(50)	—	(50)

Change in fair value of cash flow hedges*	—	—	—	—	—	(12,667)	(12,667)	—	(12,667)

Foreign currency translation (As restated See Note 2)	—	—	—	—	—	(51,255)	(51,255)	—	(51,255)

Total comprehensive loss (As restated See Note 2)							(55,790)	(287)	$(56,077)

Balance at March 31, 2009 (As restated See Note 2)	42,607,403	$6,667	$184,122	$—	$47,087	$(49,750)	$188,126	$13
Shares issued for exercised options and restricted share units	1,136,550	181	3,752	—	—	—	3,933	—
Share-based compensation charge	—	—	15,119	—	—	—	15,119	—
Excess tax benefits from exercise of share-based options, net	—	—	538	—	—	—	538	—
Issue of shares by subsidiary to redeemable noncontrolling interest	—	—	—	—	—	—	—	1,332
Comprehensive income:

Net income (loss)	—	—	—	—	3,710	—	3,710	(1,023)	$2,687
Pension adjustment	—	—	—	—	—	221	221	(30)	191
Change in fair value of cash flow hedges, net of tax of $92*	—	—	—	—	—	20,845	20,845	—	20,845
Foreign currency translations	—	—	—	—	—	21,111	21,111	(14)	21,097

Total comprehensive income (loss)							45,887	(1,067)	$44,820

Balance at March 31, 2010	43,743,953	$6,848	$203,531	$—	$50,797	$(7,573)	$253,603	$278

*  net of reclassification adjustment of $3,584 and $2,680 for the years ended March 31, 2010 and 2009, respectively.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended March 31,
	2010	2009	2008
		(As restated	(As restated
		See Note 2)	See Note 2)
Cash flows from operating activities
Net income	$2,687	$7,895	$9,447
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,574	46,701	21,321
Share-based compensation	15,127	13,422	6,816
Amortization of debt issue cost	671	450	—
Allowance for doubtful accounts	1,238	458	1,542
Loss on sale of property and equipment	19	18	39
Deferred rent	1,016	312	1,339
Impairment of goodwill, intangibles and other assets	—	—	15,464
Unrealized gain on marketable securities	—	(58)	(8)
Unrealized (gain) loss on derivative instruments	(33)	313	—
Deferred income taxes	(11,251)	(8,690)	(5,410)
Excess tax benefits from share-based compensation	(1,825)	(2,226)	(1,613)
Other, net	20	—	—

Changes in operating assets and liabilities
Accounts receivable and unbilled revenue	(13,196)	1,914	(4,532)
Other current assets	5,613	8,046	(5,334)
Accounts payable	(3,830)	3,628	(4,685)
Deferred revenue	(1,051)	1,010	(4,817)
Other liabilities	5,496	5,778	11,483

Net cash provided by operating activities	54,275	62,879	41,052

Cash flows from investing activities
Acquisitions, net of cash received (See Note 4)	(1,461)	(290,994)	(36,121)
Facility and property cost	(13,257)	(22,693)	(28,134)
Proceeds from sale of assets, net	660	342	178
Transfer of delivery centre to AVIVA	—	—	1,570
Marketable securities and deposits sold (purchased), net	9,548	(2,273)	3,969

Net cash used in investing activities	(4,510)	(315,618)	(58,538)

Cash flows from financing activities
Proceeds from exercise of stock options	3,933	988	4,204
IPO expenses paid	—	—	(150)
Excess tax benefits from share-based compensation	1,825	2,226	1,613
Proceeds from issue of shares by subsidiary to redeemable noncontrolling interest	1,348	300	—
Repayment of long term debt	(65,000)	—	—
Payment of debt issuance cost	(87)	(1,197)	—
Proceeds from long term debt	—	200,000	—
Repayments of short term borrowings, net	(4,128)	(2,894)	—
Principal payments under capital leases	(57)	(183)	—

Net cash (used in) provided by financing activities	(62,166)	199,240	5,667

Effect of exchange rate changes on cash and cash equivalents	5,781	(10,268)	2,177
Net change in cash and cash equivalents	(6,620)	(63,767)	(9,642)
Cash and cash equivalents at beginning of year	38,931	102,698	112,340

Cash and cash equivalents at end of year	$32,311	$38,931	$102,698

Supplemental disclosure of cash flow information:
Cash paid for interest	$10,447	$7,856	$—
Cash paid for income taxes	9,864	8,932	6,323
Assets acquired under capital lease	—	52	—
Cash flows from related parties	2,106	(267)	—
See accompanying notes

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
1. ORGANIZATION AND DESCRIPTION OF BUSINESS
WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries, is a global business process outsourcing (“BPO”) company with client service offices in New York (US), London (UK), Singapore, Australia and delivery centers in Costa Rica, India, the Philippines, Romania, Sri Lanka, and the UK. The Company’s clients are primarily in the travel, banking, financial services and insurance industries. WNS Holdings is incorporated in Jersey, Channel Islands.
2. RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS
The Company has concluded (a) to restate its previously issued consolidated financial statements for the years ended March 31, 2009 and 2008 and (b) to restate its previously issued condensed consolidated financial statements for the first, second and third quarters of fiscal year ended March 31, 2010 and each of the quarters in fiscal year ended March 31, 2009. The restatement resulted from a correction in the income statement characterization of referral fees and the timing of recognition of revenue and cost for completed but unbilled repair costs.
The Company provides its customers accident management services which relate to the repair of a damaged car. The Company pays the vendor (garage) for all services and recharges it to its customer (that is, the insurance company for which it is administering claims). The Company receives a referral fee from the vendor that is performing the repairs. The referral fee is based on a negotiated percentage of the repair cost with the respective vendor and in a majority of cases the referral fee from the vendor is passed on to the customer (insurance company). As part of the process to finalize the financial results for the year ended March 31, 2010, a review was undertaken of the Company’s revenue recognition policies in the WNS Auto Claims BPO segment. As a result, the Company has concluded that in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-50-45-12 to 605-50-25-15, Customer’s Characterization of Certain Consideration Received from a Vendor, that the cash consideration (referral fee) received from the vendor represents a reduction of the prices of the vendor’s products and services and therefore should be recorded as a reduction of the repair cost (cost of sales) because (a) the repairer referral fee is not separable from the Company’s purchase of the vendor’s product (repair) and (b) the referral fee is (i) only paid to the vendor if the repair is performed and (ii) the amount of referral fee is a percentage of the repair cost. Accordingly, the referral fee received from vendors should be recorded as a reduction of cost of sales. Additionally, the referral fee passed along to the customer should be recorded as a reduction of revenue. Previously, the receipt and pass along of the referral fee were not recorded in the income statement.
Previously, the Company recorded repair costs and related revenue only upon receipt of an invoice from the vendor. The Company has concluded that it should accrue the costs and the related revenue for repairs completed but not yet billed by the vendor at the end of the respective period because the earnings process for such repair is completed simultaneously with the completion of the repair.
The restatement adjustments result in a cumulative net increase to previously reported WNS Holdings shareholders’ equity of approximately $130 and $68 as of March 31, 2009 and 2008, respectively, and change in previously reported net income by $104 increase and $53 decrease for the years ended March 31, 2009 and 2008, respectively. The restatement also had the effect of reducing revenue by $18,363 and $21,837 and cost of revenue by $18,508 and $21,762 for the years ended March 31, 2009 and 2008, respectively. The Company has also restated the April 1, 2007 opening retained earnings balance to recognize the impact of the restatement adjustments that relate to periods prior to April 1, 2007. The Company has also reclassified unbilled revenue of $32,606 as of March 31, 2009, which was formerly included in accounts receivable, net and is now shown separately. Except as otherwise specified, all information presented in the consolidated financial statements and the related notes include all such restatement adjustments.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The following tables summarize the effects of the restatement on the Company’s previously issued consolidated financial statements:

	As at March 31, 2009
	As previously
	reported	Adjustments	As restated
Consolidated Balance Sheet impact
Unbilled revenue	$22,680	$9,926	$32,606
Deferred tax assets	1,743	(25)	1,718
Total current assets	163,541	9,901	173,442
Total assets	551,926	9,901	561,827
Deferred tax liabilities	—	27	27
Other current liabilities	54,126	9,744	63,870
Total current liabilities	167,710	9,771	177,481
Total liabilities	363,917	9,771	373,688
Retained earnings	46,917	170	47,087
Accumulated other comprehensive loss	(49,710)	(40)	(49,750)
Total WNS (Holdings) Limited shareholders’ equity	187,996	130	188,126
Total liabilities, redeemable noncontrolling interest and equity	$551,926	$9,901	$561,827

	Year ended March 31, 2009			Year ended March 31, 2008
	As previously			As previously
	reported	Adjustments	As restated	reported	Adjustments	As restated
Consolidated Statement of Income impact
Revenue	$539,264	$(18,363)	$520,901	$459,867	$(21,837)	$438,030
Cost of revenue	410,316	(18,508)	391,808	363,322	(21,762)	341,560
Gross profit	128,948	145	129,093	96,545	(75)	96,470
Operating income	28,514	145	28,659	5,513	(75)	5,438
Income before income taxes	11,093	145	11,238	14,694	(75)	14,619
Provision for income taxes	3,302	41	3,343	5,194	(22)	5,172
Net income	7,791	104	7,895	9,500	(53)	9,447
Net income attributable to WNS (Holdings) Limited shareholders	$8,078	$104	$8,182	$9,500	$(53)	$9,447
Earnings per share of ordinary share impact
Basic	$0.19	$0.00	$0.19	$0.23	$(0.01)	$0.22
Diluted	$0.19	$0.00	$0.19	$0.22	$0.00	$0.22
Number of shares
Basic	42,520,404	—	42,520,404	42,070,206	—	42,070,206
Diluted	43,108,599	—	43,108,599	42,945,028	—	42,945,028

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)

	As previously
	reported	Adjustments	As restated
Consolidated statements of equity impact
Retained earnings
As at March 31, 2007	$30,685	$119	$30,804
As at March 31, 2008	$38,839	$66	$38,905
As at March 31, 2009	$46,917	$170	$47,087

Accumulated other comprehensive income (loss)
Balance as at March 31, 2007	$13,235	$(0)	$13,235
Foreign currency translation	$5,528	$2	$5,530
Balance as at March 31, 2008	$14,220	$2	$14,222
Foreign currency translation	$(51,213)	$(42)	$(51,255)
Balance as at March 31, 2009	$(49,710)	$(40)	$(49,750)
Consolidated Statement of Cash Flows Impact
The following table includes selected information from our consolidated statements of cash flows presenting previously reported and restated cash flows, for the years ended March 31, 2009 and 2008:

	Year ended March 31, 2009			Year ended March 31, 2008
	As previously			As previously
	reported	Adjustments	As restated	reported	Adjustments	As restated
Net income	$7,791	$104	$7,895	$9,500	$(53)	$9,447
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income taxes (1)	(8,722)	32	(8,690)	(5,387)	(23)	(5,410)
Changes in operating assets and liabilities
Accounts receivable and unbilled revenue (2)	4,611	(2,697)	1,914	(5,880)	1,348	(4,532)
Other liabilities (3)	3,235	2,543	5,778	12,754	(1,271)	11,483
Net cash provided by operating activities	62,897	(18)	62,879	41,051	1	41,052
Effects of exchange rate changes on cash and cash equivalents	(9,986)	18	(9,968)	2,178	(1)	2,177

(1)	Related tax effect due to the correction of Referral fee retained on completed repairs.

(2)	Effect of recording of revenue related to completed repairs.

(3)	Effect of recording of costs related to completed repairs

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (AS RESTATED See Note 2)
     Basis of preparation
The accompanying consolidated financial statements include the accounts of WNS Holdings and its subsidiaries (collectively, the “Company” or “WNS”) and are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). All significant inter-company balances and transactions have been eliminated upon consolidation. An acquired business is included in the Company’s consolidated statement of income with effect from the date of the acquisition.
Previous period amounts have been reclassified for the adoption of ASC 810-10-65 “Non-controlling interests in consolidated financial statements, an amendment to ARB No. 51” (Refer to Note 3 below).
The Company uses the United States Dollar (“$” or “USD”) as its reporting currency.
     Consolidation
The Company consolidates all the subsidiaries where it holds, directly or indirectly, more than 50% of the total voting power or where it exercises control.
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
     Foreign currency translation
The Company’s foreign subsidiaries use their respective local currency as their functional currency, except for subsidiaries in Mauritius and Singapore, which use $ as their functional currency. Accordingly, assets and liabilities of subsidiaries using their local currency as their functional currency are translated into $ at exchange rates in effect at the balance sheet date, while revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.
Foreign currency denominated assets and liabilities are re-measured into the functional currency at exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses are recorded in the consolidated statement of income within other expenses (income), net.
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
MARCH 31, 2010
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
For certain BPO customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria in ASC 605-25, “Multiple — Element Arrangements”, to be accounted for as a separate unit of accounting with stand-alone value separate from the ongoing BPO contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPO services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period incurred.
Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the United Kingdom and the related payment processing for such repairs (“Accident Management”).With respect to Claims Handling, the Company receives either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and for fixed fee it is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.
In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by ASC 605-45, “Principal Agent Consideration”. When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether (i) the Company is the primary obligor, (ii) the Company negotiates labour rates with repair centers, (iii) the Company determines which repair center should be used, (iv) the Company is responsible for timely and satisfactory completion of repairs, and (v) the Company bears the risk that the customer may not pay for the services provided (credit risk). If there are circumstances where the above criteria are not met and therefore the Company is not the principal in providing Accident Management services, amounts received from customers are recognized and presented net of payments to repair centers in the consolidated statement of income. Revenue from Accident Management services is recorded net of the repairer referral fees passed onto customers.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
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
Payments to repair centers represent the cost of repair in the Accident Management services and are net of the referral fee earned from the repair centers.
     Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. The components of cash and cash equivalents are as follows:

	As at March 31,
	2010	2009
Fixed deposits with banks	$6,991	$2,150
Other cash and bank balances	25,320	36,781

Cash and cash equivalents	$32,311	$38,931

     Bank deposits and marketable securities
Bank deposits consist of term deposits with an original maturity of more than three months. The Company’s marketable securities represent highly liquid investments and are acquired principally for the purpose of generating a profit from short-term fluctuation in prices. All purchases and sales of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. All marketable securities are classified and accounted as trading investments and accordingly, reported at fair value, with changes in fair value recognized in the consolidated statement of income. Interest and dividend income is recognized when earned.
     Funds held for clients
Some of the Company’s agreements in the Auto Claims handling services allow the Company to temporarily hold funds on behalf of the client. The funds are segregated from the Company’s funds and there is usually a short period of time between when the Company receives these funds from the client and when the payments are made on their behalf.
     Accounts receivable
Accounts receivable represent trade receivables, net of an allowance for doubtful accounts. The allowance for doubtful accounts represents the Company’s best estimate of receivables that are doubtful of recovery based on a specific identification basis.
The changes in the allowance for doubtful accounts for the years ended March 31, 2010, 2009 and 2008 were as follows:

	Year ended March 31,
	2010	2009	2008
Balance at the beginning of the year	$1,935	$1,784	$364
Charged to operations	1,666	535	1,602
Write-off, net of collections	(20)	(218)	(126)
Reversal	(428)	(77)	(61)
Translation adjustment	(1)	(89)	5

Balance at the end of the year	$3,152	$1,935	$1,784

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
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
Advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date are disclosed under the caption capital work-in-progress (See Note 5).
Property and equipment are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the property and equipment to the estimated future undiscounted net cash flows expected to be generated by the property and equipment. If estimated future undiscounted cash flows are less than the carrying amount of the property and equipment, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The fair value is determined based on valuation techniques such as discounted cash flows or comparison to fair values of similar assets. There were no impairment charges related to property and equipment recognized during the years ended March 31, 2010, 2009 and 2008.
     Software capitalization
Software that has been purchased is included in property and equipment and is amortized using the straight-line method over three years. The cost of internally developed software and product enhancements is capitalized in accordance with ASC 350-40 “Internal-Use Software ” The estimated useful lives of such assets vary between three and four years.
     Accounting for leases
The Company leases most of its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses. Rental expenses for operating leases with step rents are recognized on a straight-line basis over the minimum lease term.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
     Goodwill and intangible assets
Goodwill is not amortized but is reviewed for impairment annually or more frequently if indicators arise. In accordance with ASC topic 350, “Intangibles - Goodwill and Other” (ASC No. 350), all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair value used in this evaluation is estimated based upon discounted future cash flow projections for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions.
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
If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets:

Weighted average
amortization period (in
Asset description	months)
Customer contracts	100
Customer relationship	90
Intellectual property rights	36
Leasehold benefits	48
Covenant not-to-compete	48
     Income taxes
The Company applies the asset and liability method of accounting for income taxes as described in ASC 740, “Income Taxes”. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized to reduce the deferred tax assets to an amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income and the effect of temporary differences.
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
Eligible employees of the Company in India, Philippines, Sri Lanka and United Kingdom participate in a defined contribution fund in accordance with the regulatory requirements in the respective jurisdictions. Both the employee and the Company contribute on equal amount to the fund.
The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of income (See Note 10).

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
     Defined benefit plan
Employees in India, the Philippines and Sri Lanka are entitled to benefits under the Gratuity Act, a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees at retirement, death, incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment (subject to a maximum of approximately $8 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and AVIVA Life Insurance Company Private Limited (“ALICPL”) (together “fund administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.
     Advertising costs
Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs for the years ended March 31, 2010, 2009 and 2008 were $2,006, $1,760 and $1,561, respectively.
     Derivative financial instruments
In accordance with ASC 815-10 “Derivatives and Hedging”, the Company recognizes all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in accumulated other comprehensive income (loss) in the statement of equity and comprehensive income, which is reclassified into earnings in the same line item associated with the hedged item and in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffectiveness portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded in other expenses (income) in the statement of income. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.
The Company provides additional disclosure in accordance with ASC 815-10-15-2, “Disclosures about Derivative Instruments and Hedging Activities” (“ASC 815-10-15-2”). ASC 815-10-15-2 requires additional disclosures about the Company’s objectives in using derivative instruments and hedging activities, the method of accounting for such instruments under ASC 815-10-15-2 and its related interpretations, and tabular disclosures of the effects of such instruments and related hedged items on the Company’s financial position, financial performance, and cash flows.
     Earnings per share
Basic income per share is computed using the weighted-average number of ordinary shares outstanding during the year. Diluted income per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding.
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2010	2009	2008
		(As restated	(As restated
		See Note 2)	See Note 2)
Numerator:
Net income attributable to WNS (Holdings) Limited shareholders	$3,710	$8,182	$9,447
Denominator:
Basic weighted average ordinary shares outstanding	43,093,316	42,520,404	42,070,206
Dilutive impact of stock options and Restricted Share Units (“RSUs”)	1,080,812	588,195	874,822

Diluted weighted average ordinary shares outstanding	44,174,128	43,108,599	42,945,028

The Company excludes options with exercise price that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the years ended March 31, 2010, 2009 and 2008, the Company excluded from the calculation of diluted EPS options to purchase 1,135,332 shares, 2,559,367 shares and 1,189,532 shares, respectively, whose combined exercise price, unamortized fair value and excess tax benefits were greater in each of those periods than the average market price for the Company’s ADSs because their effect would be anti-dilutive.
     Share-based compensation
The Company accounts for share based compensation in accordance with ASC 718, “Stock Compensation” (“ASC 718”). ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.
In accordance with the provisions of ASC 718, share based compensation for all awards granted, modified or settled on or after April 1, 2006, that the Company expects to vest, is recognized on a straight line basis over the requisite service period, which is generally the vesting period of the award.
ASC 718 requires the use of a valuation model to calculate the fair value of share-based awards. The Company elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant. The Company has elected to use the “with and without” approach as described in ASC 740-20 “Intraperiod tax allocation” in determining the order in which tax attributes are utilized. As a result, the Company only recognizes tax benefit from share-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
     Concentration of risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, funds held for clients and accounts receivable. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company’s cash and cash equivalents are invested with financial institutions and banks located in the United States and the United Kingdom. A portion of surplus funds are also invested in marketable securities and deposits with banks in India and abroad.
Accounts receivable are unsecured and are derived from revenue earned from customers in the travel, banking, financial services and insurance industries based primarily in the United States and Europe (including the United Kingdom). The Company monitors the credit worthiness of its customers to whom it grants credit terms in the normal course of its business. Management believes there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the consolidated financial statements.
     Adoption of new accounting principles
Effective January 1, 2010, FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements”, to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance is effective for interim and annual reporting period beginning after December 15, 2009, except for the disclosure about purchases, sales, issuance, and settlements in the roll forward of activity in level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the disclosure provisions on the transfers of assets and liabilities between Level 1 and Level 2 in the quarter ended December 31, 2009
Effective July 1, 2009, the FASB issued ASU No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles. All existing accounting standards are superseded. The Codification also includes all relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. All other non grandfathered non-SEC accounting literature not included in the Codification will become non authoritative. The Codification has been adopted from the Company’s second fiscal quarter of 2010 financial statements and the principal impact on the financial statements was limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.
Effective April 1, 2009, the Company adopted ASC 810-10-65 in respect of the noncontrolling interest in the operations of WNS Philippines, Inc. and the profits or losses associated with the noncontrolling interest in these operations. The adoption of ASC 810-10-65 requires reclassification of amounts previously attributable to minority interest (now referred to as noncontrolling interest) to a separate component of equity on the balance sheets. However, pursuant to the application of ASC 480-10 “Distinguishing Liabilities form Equity”, the noncontrolling interest has been classified in temporary equity as redeemable noncontrolling interest (Refer to note 21) and the balance at March 31, 2009 has been reclassified from minority interest to redeemable noncontrolling interest. Additionally, (i) net income includes net income or loss attributable to noncontrolling interest; (ii) the components of net income attributable to the shareholders of the Company and the net income attributable to noncontrolling interest are displayed in the statements of income and (iii) losses are allocated to the noncontrolling interest even if the losses exceed the equity attributable to noncontrolling interest. The adoption of ASC 810-10-65 did not have any impact on the net income attributable to WNS (Holdings) Limited shareholders.
Effective April 1, 2009, the Company adopted FASB ASC 855-10, “Subsequent Events”. ASC 855-10 establishes general standards for accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued (subsequent events). These standards are largely the same guidance on subsequent events which previously existed only in auditing literature and adoption of ASC 855-10 did not impact the Company’s financial statement.
Effective April 1, 2009, the Company adopted the provisions of ASC 805-10, “Business Combinations (revised 2007)”. ASC 805-10 retains the underlying concepts of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but changes the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
ASC 805-10 is effective on a prospective basis for all of business combinations consummated on or after April 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. ASC 805-10 amends ASC 740, “Income Taxes” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of ASC 805-10 would also apply the provisions of ASC 805-10.
In April 2009, the FASB issued ASC 320-10-65-1, “Recognition and Presentation of Other-Than-Temporary Impairments”. ASC 320-10-65-1 was issued contemporaneously with ASC 820-10-65-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly” and ASC 825-10-65-1, “Interim Disclosures About Fair Value of Financial Instruments ”. ASC 320-10-65-1 establishes a new model for measuring other than temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income. ASC 820-10-65-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. ASC 825-10-65-1 expands the fair value disclosures required for all financial instruments within the scope of ASC 825-10-50, “Disclosures about Fair Value of Financial Instruments” to interim periods. The Company’s adoption of ASC 320-10-65-1 and ASC 820-10-65-1 did not have any impact on the Company’s results of operations, cash flows or financial position. Adoption of ASC 825-10-65-1 resulted in increased disclosures in the interim periods.
In December 2008, the FASB issued FSP No. FAS 132 (R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC paragraphs 715-20-50-1 and 50-5 and 715-20-55-16 and 55-17). ASC 715-20 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. ASC 715-20 requires entities to disclose more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. Refer note 10 for information and related disclosure.
     New accounting pronouncements
In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements”. This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating the impact of the adoption of this new ASU on its financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
4. ACQUISITIONS
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
The initial purchase price paid to AVIVA for the acquisition of Aviva Global and its subsidiaries was $223,462. In addition, the Company paid for the acquisitions of COSC and NCOP at the net purchase price of $13,904 and $3,527, respectively. The purchase price for the acquisition was $249,093, including direct transaction costs of $8,200.
On August 3, 2009, the Company completed the final settlement and agreed to pay AVIVA approximately £3,177 ($5,282) for certain liabilities of Aviva Global that existed as of the date of its acquisition and the net asset value settlement for COSC, NCOP and Ntrance arising out of the sale and purchase agreements relating to the acquisitions of these entities by Aviva Global. The payment of this liability is being made in 18 equal monthly installments commencing December 2009.
Pursuant to the final settlement, the allocation of the total cost of acquisition to the assets acquired and liabilities assumed has been finalized based on a determination of their fair values. The liability assumed on final settlement has been recorded at present value, discounted using appropriate interest rates. The purchase price allocation resulted in negative goodwill amounting to $1,004 which was adjusted on a pro-rata basis to intangible assets and property and equipment.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The following table summarizes the allocation:

Amount
Cash	$17,118
Accounts receivable	16,172
Other assets	12,076
Property and equipment	15,912
Intangible assets
— Customer relationships	46,301
— Customer contracts	177,247
— Leasehold benefits	1,835
Current liabilities	(25,472)
Other liabilities	(3,128)
Deferred tax liability	(8,968)

Total purchase consideration	$249,093

Pursuant to the AVIVA MSA, the Company has agreed to provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of this agreement, the Company has agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, the Company has the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. The Company has valued intangible assets for customer contracts and customer relationships using the income approach by discounting future cash flows and tax amortization benefit. The customer relationships and customer contracts are being amortized over the duration of the AVIVA MSA, being a period of eight years and four months.
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
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
Chang Limited (together with its subsidiary Call 24-7 Limited, “Call 24-7”)
On April 7, 2008, the Company completed the acquisition of the entire share capital of Chang Limited, UK along with its subsidiary, Call 24-7 Limited, the key operating entity (collectively referred to as “Call 24-7”). Call 24-7 provides a consolidated suite of services towards accident management, including credit hire and credit repair for “Non-fault” repairs business. Non-fault services are mainly credit hire and credit repair services provided when an individual that has an accident is not at fault but has a damaged car which needs repairing. The car is repaired at no cost to the customer, with the bill being paid for by the insurance company of the at-fault parties. This acquisition strengthened the Company’s position in accident claims management in the UK, enabling the Company to leverage its cost-efficient claims processing, technology and engineering and collision-repair expertise to deliver quality service throughout the accident-management process. While the existing WNS Assistance auto claims BPO business focuses on the “Fault” repairs market, this acquisition leverages the “Non-fault” repairs business. The results of operations of Call 24-7 have been included in the Company’s consolidated statement of income from April 1, 2008.
The purchase price for the acquisition was a cash payment of British Pound (“£”) 7,325 ($14,577), plus direct transaction costs of $494.
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
Business Applications Associates Limited (“BizAps”)
On June 12, 2008, the Company acquired all outstanding shares of Business Applications Associates Limited (“BizAps”), a provider of systems applications and products (“SAP”) solutions to optimize enterprise resource planning (“ERP”) functionality for finance and accounting processes. The acquisition of BizAps enabled the Company to further assist global customers in transforming shared services finance and accounting functions, such as purchase-to-pay and order-to-cash. Based in the UK and the US, with development capability in China, BizAps offers SAP optimization services and SAP certified solutions designed to simplify SAP roll-out and enhance

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
functionality for internal and outsourced shared services centers. The results of operations of BizAps have been included in the Company’s consolidated statement of income from June 1, 2008.
The purchase price for the acquisition was a cash payment of £5,000 ($9,749) plus direct transaction costs of $469. The consideration also includes a contingent earn-out consideration of up to of £4,500 ($9,000) based on satisfaction of certain performance obligation over a two-year period as set out in the share purchase agreement.
In July 2008, the Company also issued RSUs to certain employees of BizAps with the market value of such RSUs as of the date of grant aggregating £500 ($1,000). Such issuance of RSUs was accounted for as share-based compensation charge on the date of grant.
The initial purchase consideration of $10,218 was allocated to intangible assets of $5,927 and net tangible assets of $624 based on a determination of their fair value, with the residual $3,667 allocated to goodwill. Consequent to the satisfaction of certain performance obligations for the 12 month period ended June 30, 2009, the Company has paid an earn-out consideration of $1,111. Such amount is recorded as an addition to goodwill. On June 6, 2010, the Company entered into an amendment to the aquisition agreement with the sellers, pursuant to which, except for the earn-out payable based on the sellers’ introductions to the Company of parties interested in contracting with the Company for BPO business, the Company settled the earn-out consideration for all other performance obligations for the period ending on June 30, 2010 at $395 which is payable subject to the fulfillment of certain conditions by July 2010.
The total estimated cost of the acquisition has been allocated to the assets acquired and liabilities assumed based on a determination of their fair value. The following table summarizes the allocation:

Amount
Cash	$182
Accounts receivable	2,168
Other assets	239
Property and equipment	93
Intangible assets
— Customer relationships	2,425
— Intellectual property rights	2,888
— Other	614
Goodwill	4,778
Current liabilities	(1,184)
Deferred tax liability	(874)

Total purchase consideration	$11,329

The Company has valued the customer relationship using the income approach and intellectual property rights are valued using the replacement cost approach.
Customer relationships, intellectual property rights and other intangible assets are being amortized over five years, three years and two years, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
5. PROPERTY AND EQUIPMENT
The major classes of property and equipment are as follows:

	As at March 31,
	2010	2009
Building	$12,424	$11,048
Computers and software	59,828	49,010
Furniture, fixtures and office equipment	51,269	43,556
Vehicles	2,299	2,582
Leasehold improvements	40,193	31,764
Capital work-in-progress	5,492	8,181

	171,505	146,141
Accumulated depreciation and amortization	(119,805)	(90,149)

Property and equipment, net	$51,700	$55,992

Depreciation expense, including amortization of assets recorded under capital leases, amounted to $21,152, $21,789 and $18,452 for the years ended March 31, 2010, 2009 and 2008, respectively. Capital work-in-progress includes advances for property and equipment of $650 and $1,054 as at March 31, 2010 and 2009, respectively.
Computers on capital leases at March 31, 2010 and 2009 were nil and $142, respectively. The related accumulated amortization at March 31, 2010 and 2009 was nil and $85, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
6. GOODWILL AND INTANGIBLES
The components of intangible assets are as follows:

	March 31, 2010
		Accumulated
	Gross	amortization	Net
Customer contracts	$189,961	$49,300	$140,661
Customer relationships	64,891	19,962	44,929
Intellectual property rights	4,660	3,344	1,316
Leasehold benefits	1,835	789	1,046
Covenant not-to-compete	337	210	127

	$261,684	$73,605	$188,079

	March 31, 2009
		Accumulated
	Gross	amortization	Net
Customer contracts	$187,979	$27,468	$160,511
Customer relationships	63,151	10,701	52,450
Intellectual property rights	4,431	1,703	2,728
Leasehold benefits	1,835	330	1,505
Covenant not-to-compete	327	149	178

	$257,723	$40,351	$217,372

The amortization expenses amounted to $32,422, $24,912 and $2,869 for the years ended March 31, 2010, 2009 and 2008, respectively.
The estimated annual amortization expense based on current intangible balances is as follows:

Year ending March 31,	Amount

2011	$31,739
2012	30,727
2013	28,625
2014	26,887
2015	26,826
Thereafter	43,275

$188,079

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The changes in the carrying value of goodwill by segment (refer to note 16) were as follows:

	WNS	WNS
	Global	Auto Claims	Total
Balance at March 31, 2008	$60,245	$27,225	$87,470
Goodwill arising on acquisition
Call 24-7	—	13,683	13,683
BizAps	3,667	—	3,667
Foreign currency translation	(11,849)	(11,292)	(23,141)

Balance at March 31, 2009	$52,063	$29,616	$81,679
Goodwill arising on earnout BizAps	1,111	—	1,111
Foreign currency translation	6,341	1,531	7,872

Balance at March 31, 2010	$59,515	$31,147	$90,662

7. LOSS OF CLIENT
In September 2007, pursuant to the bankruptcy of First Magnus Financial Corporation (“FMFC”), a US mortgage service company which was a client acquired in connection with the acquisition of Trinity Partners Inc (“Trinity”) and the continuing weakness and uncertainty in the US mortgage market, the Company tested the goodwill and intangible assets related to the acquisition of Trinity. The Company concluded that the entire goodwill and intangibles acquired in the purchase of Trinity were impaired. Accordingly, the Company recorded an impairment charge of $8,889 for the goodwill, $6,359 for the intangibles and $216 for other assets in the WNS Global BPO segment during the year ended March 31, 2008. The amount of the claims filed by the Company in FMFC’s Chapter 11 case total $15,575. In a judgment passed by the bankruptcy court in 2009, the claim filed by WNS amounting to $11,679 on account of loss of profit from the remainder of the minimum revenue commitment has been denied. The Company has appealed against this order which is pending before the Bankruptcy Appellate Court, Tucson, Arizona. The realizability of these claims cannot be determined at this time. In the same matter, the liquidating trustee, appointed by the bankruptcy court, has filed a petition against the Company claiming a refund of payments made by FMFC to the Company during the 90 days period immediately prior to its filing of the bankruptcy petition. FMFC paid a sum of $4,000 during the period from May 22, 2007 through August 21, 2007. All these payments were made in the ordinary course of business and were against the undisputed invoices of the services provided by the Company to FMFC during the relevant period. After consultation with counsel, the Company believes that it has a meritorious defense against any such claim by the liquidating trustee and it intends to dispute such claim.
8. INCOME TAXES
The domestic and foreign source component of income (loss) before income taxes is as follows:

	Year ended March 31,
	2010	2009	2008
			(As
		(As restated	restated
		See Note 2)	See Note 2)
Domestic	$(2,515)	$(5,729)	$(1,612)
Foreign	6,200	16,967	16,231

Income before income taxes	$3,685	$11,238	$14,619

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The Company’s provision (benefit) for income taxes consists of the following:

	Year ended March 31,
	2010	2009	2008
		(As restated	(As restated
		See Note 2)	See Note 2)
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	12,249	12,033	10,582

	12,249	12,033	10,582

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(11,251)	(8,690)	(5,410)

	$998	$3,343	$5,172

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on enacted tax rates in each subsidiary’s jurisdiction.
A majority of the Company’s Indian operations are eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit is available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. The Company had 13 delivery centers for the year ended March 31, 2010 eligible for the income tax exemption, which expires on April 1, 2011 for all the units. The Company also has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption from fiscal 2013 till fiscal 2022. The Company’s operations in Costa Rica, Philippines and Srilanka are also eligible for tax exemptions which expire in fiscal 2017, fiscal 2013 and fiscal 2011, respectively.
If the income tax exemption was not available, the additional income tax expense at the statutory rate of the respective jurisdiction in India and Sri Lanka would have been approximately $15,569, $16,077 and $11,511 for the years ended March 31, 2010, 2009 and 2008, respectively. Such additional tax would have decreased the basic and diluted income per share for the year ended March 31, 2010 by $0.36 and $0.35, respectively ($0.38 and $0.37, respectively, for the year ended March 31, 2009 and $0.27 and $0.27, respectively, for the year ended March 31, 2008).
The following is a reconciliation of the Jersey statutory income tax rate with the effective tax rate:

	Year ended March 31,
	2010	2009	2008
		(As restated	(As restated
		See Note 2)	See Note 2)
Net income before taxes	$3,685	$11,238	$14,619
Enacted tax rates in Jersey	0%	0%	0%

Statutory income tax	—	—	—
Provision due to:
Foreign minimum alternative taxes and state taxes	107	213	75
Differential foreign tax rates	853	3,086	4,975
Other (permanent differences)	38	44	122

Provision for income taxes	$998	$3,343	$5,172

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The components of deferred tax assets and liabilities are as follows:

	Year ended March 31,
	2010	2009
		(As restated
		See Note 2)
Deferred tax assets:
Property and equipment	$9,552	$6,952
Net operating loss carry forward	6,290	5,661
Accruals deductible on actual payment	1,260	1,396
Share-based compensation	3,418	3,565
Minimum alternate tax	12,904	5,313
Others	250	48

Total deferred tax assets	33,674	22,935
Less: Valuation allowances (a)	(5,073)	(3,821)

Deferred tax assets, net of valuation allowances	28,601	19,114

Deferred tax liabilities:
Property and equipment	(26)	(23)
Intangibles	(9,718)	(11,734)
Others	(57)	(28)

Total deferred tax liabilities	(9,801)	(11,785)

Net deferred tax assets	$18,800	$7,329

(a)	The change in valuation allowance of $1,252 is primarily the result of valuation allowance recognized on deferred tax assets on net operating losses of a foreign jurisdiction for the year ended March 31, 2010, where the Company believes that it is more likely than not, based on available evidence that the asset will not be realized.
Effective April 1, 2007, the Company adopted the provisions ASC 740 “Income Taxes” related to accounting for uncertain tax positions (Pre-Codification FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FIN 48”)). As a result of the implementation of this provision, the Company recognized a $1,346 increase in the liability for unrecognized tax obligations related to tax positions taken in prior periods. This increase included an interest cost of $271. This increase was accounted for as an adjustment to retained earnings in accordance with the provisions of above ASC 740. The Company records penalties and interest on tax obligations as income tax expense.

1

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The following table summarizes the activities related to the Company’s unrecognized tax benefits for uncertain tax positions:

	Year ended March 31,
	2010	2009	2008
Opening balance	$16,953	$17,038	$15,856
Increase related to prior year tax positions	147	81	63
Increase on account of business combinations	—	106	—
Increase related to current year tax positions	2,296	4,519	—
Effect of exchange rate changes	574	(4,791)	1,119

Closing balance	$19,970	$16,953	$17,038

The total unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate, were $19,864, $16,847 and $17,038 as at March 31, 2010, 2009 and 2008, respectively. During the years ended March 31, 2010, 2009 and 2008, the Company recognized $147, $81 and $63, respectively, as interest on tax obligations. As at March 31, 2010, 2009 and 2008, the Company has accrued $586, $439 and $358, respectively as interest on tax obligations. As at March 31, 2010, corporate tax returns for years ended March 31, 2006 and onwards remain subject to examination by tax authorities in India.
At March 31, 2010, the Company had net operating loss carry forward aggregating to $21,089 in India which expires between 2012 and 2014 and unabsorbed depreciation carry forward aggregating to $20,310 which does not have any expiration. The Company has not recorded deferred tax assets on losses and unabsorbed depreciation aggregating to $25,644 as there is uncertainty regarding the availability of such amounts to offset taxable income in subsequent years. The Company expects to make that determination after the tax holiday period ends. At March 31, 2010, the Company had $3,472 of tax benefits carried forward in the US pertaining to exercise of options which expires in 2027. At March 31, 2010, the Company had net operating loss carry forward aggregating to $436, which expires in 2030. At March 31, 2010, the Company had net operating loss carry forward aggregating to $3,772 in UK, which does not have any expiration.
Deferred income taxes on undistributed earnings of foreign subsidiaries have not been provided as such earnings are deemed to be permanently reinvested.
In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which extended the tax holiday period by an additional year through fiscal 2011. Further, the Act also abolished the levy of fringe benefit tax (“FBT”) and increased the minimum alternate tax (“MAT”) rate from 11.33% to 16.995%. Consequent to such amendments, the Company recorded a net deferred tax benefit of $442 in the year ended March 31, 2010 towards deferred tax assets and liabilities expected to reverse during the extended tax holiday period. The increase in MAT rate has increased the cash outflow as payment of income taxes.
Under a restructuring plan, the Company’s seven Indian subsidiaries, Ntrance, Marketics Technologies India Private Limited, WNS Workflow Technologies (India) Private Limited, WNS Customer Solutions Private Limited, WNS Customer Solutions Shared Services Private Limited, COSC and NCOP, amalgamated with its Indian subsidiary WNS Global Services Private Limited (“WNS Global”). The amalgamation order has been approved by the High Court of Bombay vide an order dated August 27, 2009 and the amalgamation is effective April 1, 2007. Further under another restructuring plan, the Company’s three Indian subsidiaries, First Offshoring Technologies Private Limited, Servicesource Offshore Technologies Private Limited and Hitech Offshoring Services Private Limited, amalgamated with its Indian subsidiary WNS Global. The amalgamation order has been approved by the High Court of Bombay vide an order dated March 25, 2010 and the amalgamation is effective April 1, 2008. The Company believes that these amalgamations would streamline its administrative operations, help achieve operational and financial synergies, and reduce its costs and expenses relating to regulatory compliance. The amalgamation did not have a significant impact on the consolidated financial statements of the Company, except for income taxes. As a result of the amalgamation, the amalgamated entities, which prior to the amalgamation were individually assessable for income taxes, effective April 1, 2007, are assessable as one amalgamated entity, resulting in a reduction of income taxes by $261.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
In January 2009, the Company received an order of assessment from the Indian tax authorities that it believes could be material to the Company given the magnitude of the claim. The order assessed additional taxable income for fiscal 2005 on WNS Global, that could give rise to an estimated $16,141 in additional taxes, including interest of $5,008. The assessment order alleges that the transfer price the Company applied to international transactions between WNS Global and its other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by the Company. After consultation with Indian tax advisors, the Company believes the chances that it would be able to overturn the assessment on appeal are strong and it intends to continue to vigorously dispute the assessment. Furthermore, first level Indian appellate authorities have recently ruled in the Company’s favor in its dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. Although this ruling is not binding on the appellate authorities hearing the Company’s dispute on the aforesaid assessment on fiscal 2005 received in January 2009, the Company believes it will serve as persuasive authority in support of its position. In March 2009, the Company deposited $222 with the Indian tax authorities pending resolution of the dispute. In March 2009, the Company received from the Indian service tax authority an assessment order demanding payment of $7,674 of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients. After consultation with Indian tax advisors, the Company believes the chances that the assessment would be upheld are remote. The Company intends to continue to vigorously dispute the assessment.
On October 31, 2009, the Company received an order of assessment from the transfer pricing officer of the Indian tax authorities. The transfer pricing assessment order alleges that the transfer pricing applied to international transactions between WNS Global and its other wholly-owned subsidiaries for fiscal 2006 was not appropriate. On November 30, 2009, the Company received a draft order of assessment from the Indian tax authorities incorporating the above transfer pricing order, that assessed additional taxable income for fiscal 2006 on WNS Global, that could give rise to an estimated $16,845 in additional taxes, including interest of $5,229. Besides giving effect of the transfer pricing assessment order, the draft assessment order also disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by the Company. The Company has disputed the draft assessment order and have filed an appeal before Dispute Resolution Panel (“DRP”), a panel recently set by Government of India as an alternative to first appellate authority. After consultation with Indian tax advisors, the Company believes the chances that the assessment would be upheld are remote. The Company intends to continue to vigorously dispute the assessment.
9. DEFERRED REVENUE
Deferred revenue comprises of:

	Year ended March 31,
	2010	2009
Payments in advance of services	$5,234	$8,260
Advance billings	1,615	312
Claims handling	862	329
Other	695	243

	$8,406	$9,144

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
10. RETIREMENT BENEFITS
     Defined contribution plans
During the years ended March 31, 2010, 2009 and 2008, the Company contributed the following amounts to defined contribution plans:

	Year ended March 31,
	2010	2009	2008
India	$5,326	$5,361	$5,107
Philippines	25	—	—
Sri Lanka	350	339	363
United Kingdom	515	609	569
United States	492	519	601

	$6,708	$6,828	$6,640

     Defined benefit plan — gratuity
The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plans assets for the years ended March 31, 2010 and 2009, and the accumulated benefit obligation at March 31, 2010 and 2009, as follows:

	Year ended March 31,
	2010	2009
Change in projected benefit obligations
Obligation at beginning of the year	$3505	$2,254
Foreign currency translation	473	(702)
Service cost	1,128	838
Interest cost	349	277
Benefits paid	(278)	(304)
Business combinations	—	765
Actuarial (gain) loss	(189)	377

Benefit obligation at end of the year	$4,988	$3,505

Change in plan assets
Plan assets at beginning of the year	$355	$550
Foreign currency translation	37	(105)
Actual return	9	(26)
Actual contributions	108	240
Benefits paid	(278)	(304)

Plan assets at end of the year	$231	$355

Accrued pension liability	$(4,757)	$(3,150)
Current	(836)	(580)
Non-current	(3,921)	(2,570)

Net amount recognized	(4,757)	(3,150)

Accumulated benefit obligation at end of the year	$3,317	$2,326

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The net periodic gratuity costs for the years ended March 31, 2010, 2009 and 2008 were as follows:

	Year ended March 31,
	2010	2009	2008
Service cost	$1,128	$838	$437
Interest cost	349	277	114
Expected return on plan assets	(77)	(51)	(38)
Actuarial loss	205	238	8

Net periodic gratuity cost for the year	$1,605	$1,302	$521

Changes in net actuarial loss recognized in accumulated other comprehensive loss during the year ended March 31, 2010 and 2009 were as follows:

	Year ended March 31,
	2010	2009	2008
Net actuarial gain (loss)	$109	$(435)	$(476)
Amortization of net actuarial loss	205	235	11
Foreign currency translation	(93)	150	(21)

Total	$221	$(50)	$(486)

The assumptions used in accounting for the gratuity plan are set out as below:

	Year ended March 31,
	2010	2009	2008
Discount rate	7%-10.57%	7%-9.95%	7.6-10.25%
Rate of increase in compensation levels	7%-15% for 5 years	10%-15% for 5 years	11%-15% for 5 years
	and 7%-10% thereafter	and 9% thereafter	and 7% thereafter
Rate of return on plan assets	7.5%	7.5%	7.5%
The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.
At March 31, 2010, $187 and $45 of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 28%, 7%, 34% and 31% are invested in cash and money market instruments, equity, government securities and corporate bonds, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with the regulatory guidelines. Accordingly, data related to the fair value of the assets for the various categories of plan asset held and the classification of level of fair value under ASC 820-10 “Fair Value Measurements and Disclosure” specific to the funds contributed by the Company is not available.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The Company expects to contribute $1,068 for the year ended March 31, 2011. The expected benefit payments from the fund as of March 31, 2010 are as follows:

Year ending March 31,	Amount
2011	$1,068
2012	1,273
2013	1,427
2014	1,478
2015	1,467
2016-2020	5,082

$11,795

The amount included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the year ended March 31, 2011 is $84. No plan assets are expected to be returned to the Company during the year ended March 31, 2011.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The classification of accumulated other comprehensive income (loss) for the years ended March 31, 2010 and 2009 is as follows:

	Year ended March 31,
	2010	2009
		(As restated
		See Note 2)
Cumulative translation adjustments	$(11,534)	$(32,645)
Unrealized gain (loss) on cash flow hedges, net of tax	4,415	(16,430)
Net actuarial loss on pension plans	(454)	(675)

Total	$(7,573)	$(49,750)

12. EQUITY
WNS Holdings has one class of ordinary shares and the holder of each share is entitled to one vote per share.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
13. SHARE BASED COMPENSATION
Share-based compensation expense recognized during the years ended March 31, 2010, 2009 and 2008 were as follows:

	Year ended March 31,
	2010	2009	2008
Share-based compensation recorded in
Cost of revenue	$3,730	$3,647	$2,436
Selling, general and administrative expenses	11,397	9,775	4,380

Total share-based compensation	$15,127	$13,422	$6,816

Recognized income tax benefit	$(2,563)	$(3,002)	$(1,574)

In May 2007, the Indian Government extended FBT to include stock options and RSUs issued to employees in India. Under this legislation, on exercise of an option or RSU, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The employer could seek reimbursement of the tax from the optionee, but could not transfer the obligation to the optionee. The Company recovered the FBT from the optionees in India. The options and RSUs issued subsequent to the introduction of the FBT were fair valued after considering the FBT recovered from the optionees as an additional component of the exercise price at the grant date. The FBT on options and RSUs payable to the Government of India is recorded as an operating expense and the recovery from the employees is treated as additional exercise price and recorded in equity. For the years ended March 31, 2010, 2009 and 2008, the Company recorded $459, $446 and $2,322, respectively, as FBT charge to operating expenses.
In August 2009, the Government of India passed the Indian Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT will be recovered for options and RSUs issued to Indian optionees, resulting in a reduction in the exercise price of the options and RSUs. The Company considered the change in exercise price as a modification. As a result of that modification, the Company recognized additional compensation expense of $2,473 for the year ended March 31, 2010. As of March 31, 2010, $1,746 of unrecognized compensation cost arising from such modification, net of estimated forfeitures is expected to be recognized over a weighted average period of 0.9 year. The breakup of unrecognized compensation cost arising from modification charge of $1,746 included in unamortized cost for unvested outstanding share options and RSUs were $2 and $1,744, respectively.
     Share-based options
The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to three years. The Company settles employee share-based option exercises with newly issued ordinary shares. As of March 31, 2010, the Company had 929,703 ordinary shares available for future grants. A summary of option activity under the Plans as of March 31, 2010, and changes during the year then ended is presented below:

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)

		Weighted	Weighted average	Aggregate
		average	remaining contract	intrinsic
	Shares	exercise price	term (in years)	value
Outstanding at April 1, 2009	1,877,505	$13.74	6.77	$748
Granted	—
Exercised	(658,353)	6.48
Forfeited	(8,433)	22.93
Lapsed	(12,448)	9.20

Outstanding at March 31, 2010	1,198,271	$17.71	6.02	$1,785

Options vested and expected to vest	1,192,837	$17.71	6.02	$1,785
Options exercisable	1,150,645	$17.39	5.97	$1,785
The aggregate intrinsic value of options exercised during the years ended March 31, 2010, 2009 and 2008 was $5,914, $652 and $4,005 respectively. The total grant date fair value of options vested during the years ended March 31, 2010, 2009 and 2008 was $2,677, $3,840 and $4,365, respectively. Total cash received as a result of option exercises during the year ended March 31, 2010 was approximately $3,536.
As of March 31, 2010, there was $60 of unrecognized compensation cost, including modification charge related to unvested outstanding share options, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.0 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, compensation expense related to these options will be different from the Company’s expectations.
The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table presents the weighted average assumptions used to estimate the fair value of options granted during the years ended March 31, 2008. No options were granted during the years ended March 31, 2010 and 2009:

Year ended
March 31,
2008
Expected life	3.5 years
Risk free interest rates	4.5%
Volatility	29.9%
Dividend yield	0%
The expected term of options is based on the historic exercise pattern of the Company’s employees. The volatility was calculated based on the historic volatility of similar public companies. The risk free rate is based on the United States Federal Reserve rates. Forfeitures are estimated based on the Company’s historical analysis of actual stock option forfeitures. The Company does not currently pay cash dividends on its ordinary shares and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero. The weighted average grant date fair value of options granted during the year ended March 31, 2008 was $7.11.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
     Restricted Share Units
The 2006 Incentive Award Plan also allows for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.
A summary of RSU activity under the 2006 Incentive Award Plan as of March 31, 2010, and changes during the year then ended is presented below:

		Weighted	Weighted average
		average	remaining contract	Aggregate
	Shares	fair value	term (in years)	intrinsic value
Outstanding at April 1, 2009	1,616,512	$15.41	8.88	$2,055
Granted	928,923	10.28
Vested/exercised	(520,308)	17.41
Forfeited	(171,530)	9.68

Outstanding at March 31, 2010	1,853,597	$12.81	7.50	$19,889

RSUs expected to vest	1,696,661	$12.81	7.50	$18,205
RSUs exercisable	313,494	$14.62	8.03	$3,364
The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. For grants to employees based in India, the recovery of FBT, was considered as the exercise price of the grants. Accordingly, the fair value of such RSUs was estimated on the date of grant using the Black-Scholes -Merton option pricing model. The following table presents the weighted average assumptions for estimating the fair value of RSUs granted to employees. The basis of these assumptions is similar to the basis of assumptions used for estimating the fair value of options, except that effective April 1, 2008, volatility has been calculated based on the volatility of the Company’s share.

	Year ended March 31,
	2010	2009	2008
Expected life	2.3 years	2.4 years	2.0 years
Risk free interest rates	1.3%	2.2%	4.4%
Volatility	57.4%	33.7%	29.1%
Dividend yield	0.0%	0.0%	0.0%

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
As of March 31, 2010, there was $12,216 of unrecognized compensation cost related to unvested RSU, net of forfeitures, including modification charge. This amount is expected to be recognized over a weighted average period of 2.3 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share based compensation related to these RSUs will be different from the Company’s expectations.
The weighted average grant date fair value of RSUs granted during the year ended March 31, 2010, 2009 and 2008 was $10.28, $13.39 and $21.68 per ADS respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2010 and 2009 was $5,621 and $2,041, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2010, 2009 and 2008 was $12,234, $4,811 and 2,142, respectively. Total cash received as a result of RSU exercises by employees in India during the year ended March 31, 2010 was approximately $397.
In connection with the exercises of options and vesting of RSUs, the Company receives tax benefits in the US and the UK tax jurisdiction, which is equal to the difference between the exercise price and the market price on the date of exercise. Such tax benefit realized by the Company for the years ended March 31, 2010, 2009 and 2008 were $1,264, $2,378 and $2,750, respectively. Of the net tax benefits realized, the excess tax benefits from share-based compensation of $1,825, $2,226 and $1,613 were reclassified in the consolidated statements of cash flows from cash flows from operating activities to cash flows from financing activities, for the years ended March 31, 2010, 2009 and 2008, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
14. RELATED PARTY TRANSACTIONS

Name of the related party	Relationship
Warburg Pincus and its affiliates	Principal shareholder
The Indian Hotels Co Ltd (Indian Hotels)	A company having a director in common with WNS Holdings
Flovate Technologies Limited (“Flovate”) (up to June 10, 2007)	A company of which a member of management is a principal shareholder
Datacap Software Private Limited (“Datacap”)	A company of which a member of management is a principal shareholder
HDFC Limited	A company having a director in common with WNS Holdings
Mahindra & Mahindra Limited	A company having a director in common with WNS Holdings
Singapore Telecommunications Limited (“Singtel”)	A company having a director in common with WNS Holdings
The transactions and the balance outstanding with these parties are described below:

				Amount receivable (payable)
	Year ended March 31,			at March 31,
Nature of transaction/related party	2010	2009	2008	2010	2009
Revenue
Warburg Pincus and its affiliates	2,625	3,242	3,466	739	64
Cost of revenue
Flovate	—	—	236	—	—
Warburg Pincus and its affiliates	—	1	—	—	—
Datacap	—	1	—	—	—
Singtel	319	274	—	—	(37)
Mahindra & Mahindra Limited	—	4	—	—	—
Selling, general and administrative expense
Warburg Pincus and its affiliates	—	108	189	—	(5)
Flovate	—	—	130		—
Indian Hotels	4	—	—	—	—
Datacap	5	29	26	—	—
Property and equipment additions
Warburg Pincus and its affiliates	—	2	702	—	—
Flovate	—	—	394	—	—
Datacap	2	5	—	—	—
Other income
Warburg Pincus and its affiliates	—	—	25	—	—
Flovate	—	—	36	—	—
Interest expenses			—	—	—
HDFC Limited	—	269	—	—	—

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
15. OTHER EXPENSE (INCOME), NET
The following are the details of other expense (income), net:

	Year ended March 31,
	2010	2009	2008
Foreign exchange (gain) loss, net	$8,750	$8,310	$(2,943)
Interest income	(308)	(1,869)	(5,254)
Gain on sale of property and equipment, net	(98)	(58)	(62)
Income from securities	(144)	(179)	(100)
Other	(1,148)	(565)	(825)

Total	$7,052	$5,639	$(9,184)

16. SEGMENTS
The Company has several operating segments based on a mix of industry, geography, customers and the types of services. The composition and organization of these operating segments is fluid and the structure changes regularly in response to the growth of the overall business acquisitions and changes in reporting structure, customers, services, industries served and delivery centers. These operating segments include travel, insurance, Philippines, research and analytics, legal, financial services, AVIVA, auto claims (WNS Assistance and Call 24-7) and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto-claims such as travel, insurance, Philippines, research and analytics, legal, financial services, AVIVA and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria under ASC 280, “Segmental Reporting” (“ASC 280”). WNS Assistance and Call 24-7 (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria under ASC 280. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.
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
Effective April 1, 2009, the Company has begun to allocate other (income) expense, interest expense and income tax expense to the WNS Global BPO and WNS Auto Claims BPO segments because in management’s view such presentation is more representative of the respective segments performance. Segment disclosures for the prior comparable period have been changed to give effect to this new classification.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)

	Year ended March 31, 2010
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	segments (a)	Total
Revenue from external customers	$340,411	$242,050	$—	$582,461

Segment revenue	$341,477	$242,050	$(1,066)	$582,461
Payments to repair centers	—	191,923	—	191,923

Revenue less repair payments	341,477	50,127	(1,066)	390,538
Depreciation	20,094	1,058	—	21,152
Other costs	258,850	39,034	(1,066)	296,818

Segment operating income	62,533	10,035	—	72,568
Other expense (income),net	9,106	(2,054)	—	7,052
Interest expense	13,759	64	—	13,823

Segment income before income taxes	39,668	12,025	—	51,693
Provision (benefit) for income taxes	(1,857)	2,855	—	998

Segment income	41,525	9,170	—	50,695
Unallocated share-based compensation expense (Including related fringe benefit taxes — $459)				15,586
Amortization of intangible assets				32,422

Net income				2,687

Less: Net loss attributable to redeemable noncontrolling interest				(1,023)
Net income attributable to WNS (Holdings) Limited shareholders				$3,710

Capital expenditures	$11,974	$1,283	$—	$13,257

Segment assets, net of eliminations	$443,575	$106,315	$—	$549,890

Two customers in the WNS Auto Claims BPO segment and one customer in WNS Global BPO accounted for 13.4%, 12.6% and 15.5%, respectively, of the Company’s total revenue for the year ended March 31, 2010. The receivables from these three customers comprised 10.4%, 7.8% and 9.2% of the Company’s total accounts receivables, respectively, as of March 31, 2010.

(a)	This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arms length basis for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)

	Year ended March 31, 2009 (As restated See Note 2)
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	segments (a)	Total
Revenue from external customers	$322,176	$198,725	$—	$520,901

Segment revenue	$322,917	$198,725	$(741)	$520,901
Payments to repair centers	—	135,874	—	135,874

Revenue less repair payments	322,917	62,851	(741)	385,027
Depreciation	20,930	859	—	21,789
Other costs	251,044	45,496	(741)	295,799

Segment operating income	50,943	16,496	—	67,439
Other expense, net	6,099	(460)		5,639
Interest expense	11,192	590		11,782

Segment income before income taxes	33,652	16,366		50,018
Provision (benefit) for income taxes	(305)	3,648		3,343

Segment income	33,957	12,718		46,675
Unallocated share-based compensation expense (Including related fringe benefit taxes — $446)				13,868
Amortization of intangible assets				24,912

Net income				7,895

Less: Net loss attributable to redeemable noncontrolling interest				(287)
Net income attributable to WNS (Holdings) Limited shareholders				$8,182

Capital expenditures	$21,227	$1,466	$—	$22,693

Segment assets, net of eliminations	$471,258	$90,569	$—	$561,827

Two customers in the WNS Auto Claims BPO segment and one customer in WNS Global BPO accounted for 15.3%, 11.0% and 15.5%, respectively, of the Company’s total revenue for the year ended March 31, 2009. The receivables from these three customers comprised 8.7%, 4.9% and 12.1% of the Company’s total accounts receivables, respectively, as of March 31, 2009.

(a)	This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO on a arms length basis for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)

	Year ended March 31, 2008 (As restated See Note 2)
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	segments (a)	Total
Revenue from external customers	$260,146	$177,884	$—	$438,030

Segment revenue	$261,210	177,884	(1,064)	438,030
Payments to repair centers	—	147,389	—	147,389

Revenue less repair payments	261,210	30,495	(1,064)	290,641
Depreciation	17,071	1,381	—	18,452
Other costs	225,587	14,757	(1,064)	239,280

Segment operating income	18,552	14,357	—	32,909
Other expense(income), net	(7,885)	(1,299)	—	(9,184)
Interest expense	3	—	—	3

Segment income before income taxes	26,434	15,656	—	42,090
Provision for income taxes	259	4,913	—	5,172

Segment income	26,175	10,743	—	36,918
Unallocated share-based compensation expense (Including related fringe benefit taxes — $2,322)				9,138
Amortization of intangible assets				2,869
Impairment of goodwill, intangibles and other assets				15,464

Net income				9,447

Less: Net loss attributable to redeemable noncontrolling interest				—

Net income attributable to WNS (Holdings) Limited shareholders				9,447

Capital expenditures	$27,609	$525	$—	$28,134

Segment assets, net of eliminations	$269,259	$87,982	$—	$357,241

Two customers in the WNS Auto Claims BPO segment accounted for 20.3% and 14.7% each of the Company’s total revenue for the year ended March 31, 2008. The receivables from these two customers comprised 11.7% and 8.3% of the Company’s total accounts receivables as of March 31, 2008.

(a)	This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO at arms length basis for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The Company’s revenue by geographic area is as follows:

	Year ended March 31,
	2010	2009	2008
		(As restated	(As restated
		See Note 2)	See Note 2)
UK	$339,219	$291,218	$216,780
North America	142,699	130,469	113,744
Europe (excludes UK)	97,297	97,713	104,167
Other	3,246	1,501	3,339

	$582,461	$520,901	$438,030

The Company’s long-lived assets (excluding goodwill and intangibles) by geographic area are as follows:

	As at March 31,
	2010	2009
UK	$2,352	$2,138
India	43,479	50,948
US	674	962
Other	5,195	1,944

	$51,700	$55,992

17. FAIR VALUE DISCLOSURES
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market based measurement that should be determined based on assumption that market participant would use in pricing an asset or a liability. A three tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2	Includes other inputs that are directly or indirectly observable in the market price

Level 3	Unobservable inputs which are supported by little or no market activity
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use unobservable inputs when measuring fair value. The Company measures cash equivalents, marketable securities and derivative instruments at fair value. Cash equivalents and marketable securities are primarily classified within Level 1 or Level 2. This is because the cash equivalents and marketable securities are valued primarily using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments in inactive markets. The Company mainly holds non speculative forwards, options and swaps to hedge certain foreign currency and interest rate exposures. When active quotes are not available, the Company uses industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit risk, foreign exchange rates, and forward and spot prices for currencies.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The assets and liabilities measured at fair value on a recurring basis are summarized below:-

		Fair value measurement at reporting date using
		Quoted prices in	Significant
		active markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)
Assets
Derivative contracts
— current	22,808	—	22,808	—
— non current	8,374	—	8,374	—

Total Assets	$31,182	$	$31,182	$—

Liabilities
Derivative contracts
— current	$6,750	$—	$6,750	$—
— non current	1,992	—	1,992	—

Total liabilities	$8,742	$—	$8,742	$—

		Fair value measurement at reporting date using
		Quoted prices in	Significant
		active markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities — current	$8,925	$8,925	$—	$—
Derivative contracts
— current	20,102	—	20,102	—
— non current	6,795	—	6,795	—

Total Assets	$35,822	$8,925	$26,897	$—

Liabilities
Derivative contracts
— current	$16,495	$—	$16,495	$—
— non current	10,393	—	10,393	—

Total liabilities	$26,888	$—	$26,888	$—

Fair value of cash equivalents, funds held for clients, bank deposits and marketable securities, accounts receivable, employee receivables, other current assets, accounts payables, short term loan, accrued expenses and other current liabilities appropriate their fair values due to short term maturing of these items. The fair value of deposits and long term debt is $7,073 and $91,192, respectively at March 31, 2010 and $7,015 and $147,791, respectively at March 31, 2009. The fair value is estimated using the discounted cash flow approach and market rates of interest. The valuation technique involves assumption and judgments’ regarding risk characteristics of the instruments, discount rates, future cash flows and other factors.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
18. DEBT
Long term debt
On July 11, 2008, the Company entered into a term loan facility agreement with ICICI Bank UK Plc, as agent and ICICI Bank UK Plc and ICICI Bank Canada, as arrangers and lenders. The facility agreement provided for a secured term loan of $200,000 to the Company which was fully utilized by the Company to finance the Aviva Global transaction, described in Note 4. In connection with the financing, the Company incurred $1,891 as debt issuance costs, which are deferred and amortized as an adjustment to interest expense over the term of the loan using the effective interest method. The arrangers have since syndicated part of the loan to The Hong Kong and Shanghai Banking Corporation and DBS Bank Limited.
The term loan bears interest at three month US dollar LIBOR plus a margin of 3.5% per annum (3% through January 9, 2009), payable on a quarterly basis. The Company has a deposit of $2,000 as restricted balance fixed deposit with ICICI Bank UK Plc in accordance with the facility agreement to secure payment of interest for a quarter which is recorded under “ Other current assets” on the consolidated balance sheet. The variable interest rate at March 31, 2010 was 3.75% per annum. Effective October 10, 2008, the Company entered into interest rate swap agreements with the notional amount totaling $200,000, to effectively convert the term loan into a fixed-rate debt and the weighted average effective fixed interest rate on the term loan at March 31, 2010 was 7.31% per annum. The loan is repayable in eight semi-annual installments with the final installment payable in January 2013. The Company has an option to prepay the whole or a part of the debt without any prepayment penalty by giving ten days’ prior notice to the lenders. Pursuant to the prepayment option, the Company made a prepayment of $5,000 on April 14, 2009, $5,000 on July 10, 2009 and $15,000 on January 11, 2010. The Company also repaid the scheduled repayment installments of the loan of $20,000 each on July 10, 2009 and January 11, 2010. The outstanding balance of the long term loan was $135,000 as at March 31, 2010. The next installment of $20,000 is due on July 12, 2010.
The facility is secured by, among other things, guarantees provided by the Company and certain of its subsidiaries, namely, WNS Capital Investment Limited, WNS Global Services (UK) Limited (“WNS UK”), and WNS North America, Inc., a fixed and floating charge over the assets of WNS UK, pledges of the Company’s shares of WNS Capital Investment Limited, WNS UK, WNS North America, Inc. and WNS (Mauritius) Limited and charges over certain bank accounts. The facility agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio and ratio of amounts outstanding under the facility agreement to the business value of Aviva Global. As at March 31, 2010, the Company is in compliance with such covenants.
Minimum principal amount due for repayment subsequent to March 31, 2010 is as follows:

For fiscal year ending March 31	$
2011	40,000
2012	50,000
2013	45,000
Short-term line of credit
As of March 31, 2010, the line of credit at Call 24-7, consisting of an overdraft and invoice discounting facility from the Yorkshire bank, plc was closed. As of March 31, 2009, $4,331 was outstanding from this facility.
As at March 31, 2010, the Company’s Indian subsidiary also had an unsecured unused line of credit of $7,845 on which interest would be determined on the date of borrowing. As at March 31, 2010, there was no amount outstanding pertaining to this facility. As at March 31, 2009 the unsecured unused line of credit was $7,175 and there was no amount outstanding pertaining to this facility.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
19. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
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
The Company adopted ASC 815-10-15-2, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of ASC 815-10” effective January 1, 2009. Accordingly, disclosures related to effects of derivative instruments and related hedged items on the Company’s statements of income and cash flows have been provided for the years ended March 31, 2010 and 2009.
Cash flow hedges
The Company has instituted a foreign currency cash flow hedging program to protect against the reduction in value of forecasted foreign currency cash flows resulting from forecasted revenue of up to two years denominated in foreign currencies. The Company’s subsidiary in Mauritius uses foreign currency forward and option contracts designated as cash flow hedges to hedge its forecasted revenue transactions denominated in a currency other than its functional currency. The operating subsidiaries in India and the Philippines also hedge a part of their forecasted inter-company revenue denominated in US dollar, British Pound and Euro, with foreign currency forward and option contracts. These hedges mature on a monthly basis and the hedging contracts have a term of up to two years. When the functional currency of the subsidiary strengthens against a currency other than its functional currency, the decline in value of future foreign currency revenue is offset by gains in the value of the derivative contracts designated as hedges. Conversely, when the functional currency of the subsidiary weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The fair value of both the foreign currency forward contracts and options are reflected in other assets or other liabilities as appropriate. The forecasted inter-company revenue relates to cost of revenue of certain subsidiaries and is recorded by those subsidiaries in their functional currency at the time services are provided. The resulting difference upon the elimination of inter-company revenue with the related cost of revenue is recorded in other income.
The Company has entered into interest rate swap agreements to manage interest rate risk exposure. The swap agreements cover the outstanding amount of the term loan described in note 18. The swaps convert the floating rate of three month US $ LIBOR rate under the loan to an average fixed rate of 3.81% per annum. The cash flows under the swap cover the entire tenor of the loan and exactly match the interest payouts under the loan. The interest rate swap effectively modifies the Company’s exposure to interest rate risk by converting the Company’s floating rate debt to a fixed rate basis for the entire term of the debt, thus reducing the impact of interest rate changes on future interest expense. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
Other
The Company has entered in to foreign currency average rate option contracts to cover the foreign currency risk associated with the translation of the forecasted profits of up to 12 months of a subsidiary, functional currency of which is not $. The Company has also entered in to foreign currency forward contract to cover the foreign currency risk associated with revaluation of assets/liabilities. The Company’s subsidiary in India has also entered foreign currency forward contracts to hedge a part of the risk associated with its forecasted inter-company revenue denominated in Canadian dollars of up to 24 months. These contracts do not qualify for hedge accounting and have not been designated as hedging instruments under ASC 815-10. The Company does not use derivative instruments for trading purposes.
The fair values of derivative instruments are reflected in the consolidated balance sheet as follows:

	March 31, 2010
	Foreign
	exchange	Foreign	Interest
	forward	exchange	rate	Total
	contracts	option contracts	contracts	derivatives
Assets
Derivatives not designated as hedging instruments
Other current assets	$1,501	$550	—	$2,051
Other assets — non current	28	76	—	104

Total	$1,529	$626	—	$2,155

Derivatives designated as hedging instruments
Other current assets	$11,281	$9,476	—	$20,757
Other assets — non current	642	7,628	—	8,270

Total	$11,923	$17,104	—	$29,027

Total assets	$13,452	$17,730	—	$31,182

Liabilities
Derivatives not designated as hedging instruments
Other current liabilities	$415	—	—	$415
Derivative contracts	11	—	—	11

Total	$426	—	—	$426

Derivatives designated as hedging instruments

Other current liabilities	$1,836	—	$4,499	$6,335
Derivative contracts	86	—	1,895	1,981

Total	$1,922	—	$6,394	$8,316

Total liabilities	$2,348	—	$6,394	$8,742

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The following tables summarize activities in the consolidated statement of income for the year ended March 31, 2010 related to derivative instruments that are classified as cash flow hedges in accordance with ASC 815-10:

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income (effective	AOCI into income	amount excluded from	excluded from
	(effective portion)	portion)	(effective portion)	effectiveness testing)	effectiveness testing)

	As of March 31, 2010		Year ended March 31, 2010		Year ended March 31, 2010

Derivatives designated as hedges
Foreign exchange forward contracts	$10,001	Revenue	$2,404		$—

		Other expense, net	(4,084)	Other expense, net*	779

Foreign exchange option contracts	(324)	Revenue	6		—

		Other expense, net	(671)	Other expense, net*	374
Interest rate swaps	(5,354)	Interest expense	(5,477)	Other expense, net*	(869)

	$4,323		$(7,822)		$284

	Location of gain or (loss)	Amount of gain (loss)
	recognised in income on	recognised in income on
	derivatives	Derivatives

		Year ended March 31, 2010
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other expense, net	$425
Foreign exchange option contracts	Other expense, net	(476)

		$(51)

*	The foreign exchange forward contracts and foreign exchange option contracts include gains of $286 and $328, respectively, and interest rate swap includes a loss of $869 which is reclassified into earnings as a result of the discontinuance of cash flow hedge due to the non-occurrence of original forecasted transactions by the end of the originally specified time period.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
The following tables summarize activities in the consolidated statement of income for the year ended March 31, 2009 related to derivative instruments that are classified as cash flow hedges in accordance with ASC 815-10:

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income (effective	AOCI into income	amount excluded from	excluded from
	(effective portion)	portion)	(effective portion)	effectiveness testing)	effectiveness testing)

	As of March 31, 2009		Year ended March 31, 2009		Year ended March 31, 2009

Derivatives designated as hedges
Foreign exchange forward contracts	$(5,795)	Revenue	$335		$—

		Other expense, net	(12,384)
Foreign exchange option contracts	(582)	Revenue	6,046

		Other expense, net	186
Interest rate swaps	(10,053)	Interest expense	(696)	Other expense, net*	(710)

	$(16,430)		$(6,513)		$(710)

	Location of gain or (loss)	Amount of gain (loss)
	recognised in income on	recognised in income on
	derivatives	Derivatives

		Year ended March 31, 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other expense, net	$668
Foreign exchange option contracts	Other expense, net	1,611

		$2,279

At March 31, 2010, an unrealized gain of $4,505 on derivative instruments included in other comprehensive income is expected to be reclassified to earnings during the next 12 months. (Unrealized loss of $3,584 as at March 31, 2009)
As of March 31, 2010 the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts amounted to $185,089 and $224,981, respectively ($295,881 and $276,218, respectively as at March 31, 2009).

*	Represents loss reclassified into earnings as a result of the discontinuance of cash flow hedge due to the non-occurrence of original forecasted transactions by the end of the originally specified time period.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
20. COMMITMENTS AND CONTINGENCIES
     Leases
The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2010 and 2019.
Future minimum lease payments under non-cancelable operating leases consisted of the following at March 31, 2010:

Year ending March 31,	Operating leases
2011	$20,449
2012	14,978
2013	13,493
2014	12,913
2015	9,273
Thereafter	21,750

Total minimum lease payments	$92,856

Rental expense for the years ended March 31, 2010, 2009 and 2008 was $21,175, $17,981 and $14,891, respectively.
     Bank guarantees and other
Certain subsidiaries in India and the UK hold bank guarantees aggregating $366 and $257 as at March 31, 2010 and 2009, respectively. These guarantees have a remaining expiry term of approximately one to five years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities in India, aggregating to $358 and $199 at March 31, 2010 and 2009, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
Amounts payable for commitments to purchase property and equipment (net of advances), aggregated to $2,673 and $3,015 as at March 31, 2010 and 2009, respectively.
     Contingencies
In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
21. JOINT VENTURE WITH ACS
In April 2008, the Company formed a joint venture, WNS Philippines, with Advanced Contact Solutions, Inc (“ACS”), a BPO services and customer care provider, in the Philippines. ACS has assigned its rights and obligations under the joint venture agreement in favour of its holding company Paxys Inc. Philippines (“Paxys”). This joint venture is majority owned by the Company (65%) and the balance by Paxys. This joint venture offers contact center services to global clients across industries. This joint venture enables the Company to bring a large scale talent pool to help solve the business challenges of its clients while diversifying the geographic concentration of delivery. Pursuant to the joint venture agreement, the Company has a call option to acquire from Paxys the remaining shares owned by Paxys and Paxys has a put option to sell all of its shareholding in the joint venture to the Company, upon the occurrence of certain conditions, as set forth in the joint venture agreement, or after August 6, 2012. The Company accounts for securities with redemption features that are not solely within its control in accordance with ASC 480-10 “Distinguishing Liabilities from Equity”. Accordingly, as certain of the conditions of the put option and call option are not within the control of the Company, this redeemable noncontrolling interest has been classified as temporary equity. The Company recognizes changes in the redemption value of the redeemable noncontrolling interest immediately and adjusts the carrying value of the security to equal the redemption value at the end of each reporting period. Reductions in the carrying amount are only recorded to the extent that increases in the carrying amount had been previously recorded. The redeemable noncontrolling interest is first adjusted with its share of profits/losses in WNS Philippines and, to the extent that this is less than the redemption amount determined in accordance with ASC 480-10, the difference is charged to retained earnings. The charge to retained earnings does not affect net income attributable to WNS (Holdings) Limited shareholders’ in the Company’s income statement, but reduces the numerator in the calculation of earnings per share. The redeemable noncontrolling interest has been valued based on the terms of the call option, because the Company’s call option has priority over the put option. If, in the future, the redemption amount under the call option (which is based on a multiple of WNS Philippines’ net income) is greater than the put option (which is based on Paxys’ initial investment in WNS Philippines), the redeemable noncontrolling interest will be valued at the redemption amount under the put option.
At March 31, 2010 and 2009, the carrying amount of the redeemable noncontrolling interest adjusted for its share of losses exceeds the redemption amount, and accordingly, no amount is charged to retained earnings.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2010
(Amounts in thousands, except share and per share data)
22. OTHER CURRENT ASSETS
Other current assets comprises of:

	As at March 31,
	2010	2009
Derivative instruments	$22,808	$20,409
VAT receivables	8,644	9,625
Deferred cost	1,340	1,381
Advances	1,035	2,366
Deposits	—	731
Other current assets	2,481	4,135

Total	$36,308	$38,647

23. OTHER CURRENT LIABILITIES
The following are the details of other current liabilities comprises of:

	As at March 31,
	2010	2009
		(As
		restated
		See Note 2)
Accrued expenses	$40,702	$34,606
Withholding taxes and VAT payables	2,728	3,301
Derivative instruments	17,597	22,931
Interest payable on long term debt	2,217	1,961
Other liabilities	4,341	1,071

Total	$67,585	$63,870