Form 20-F/A
period 2010-03-31
WNS (HOLDINGS) LTD
filed 2010-06-17
CIK 1356570

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
Yes ☐          No ☑

WNS (HOLDINGS) LIMITED

Page
EXPLANATORY NOTE	1
SIGNATURES	2
EXHIBIT INDEX	3
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE
We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, which was originally filed with the Securities and Exchange Commission on June 15, 2010, for the sole purpose of furnishing the Interactive Data File as Exhibit 101 on a voluntary basis.
No other changes have been made to the Form 20-F. This Amendment does not reflect events that have occurred after the June 15, 2010 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended March 31, 2010 to be signed on its behalf by the undersigned.
Date: June 17, 2010

WNS (HOLDINGS) LIMITED
By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

2

EXHIBIT INDEX

Exhibit	Description

101.INS	Instance Document. *

101.SCH	Schema Document. *

101.CAL	Calculation Linkbase Document. *

101.DEF	Labels Linkbase Document. *

101.LAB	Presentation Linkbase Document. *

101.PRE	Definition Linkbase Document. *

*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3