Form 20-F
period 2011-03-31
WNS (HOLDINGS) LTD
filed 2011-04-29
CIK 1356570

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011
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
Alok Misra
Group Chief Financial Officer
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli(W)
Mumbai 400 079, India
(91-22) 4095-2100
alok.misra@wns.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each represented by	The New York Stock Exchange
one Ordinary Share, par value 10 pence per share
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As at March 31, 2011, 44,443,726 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 22,454,319 ordinary shares were held in the form of American Depositary Shares, or ADSs. Each ADS represents one ordinary share.
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
Yes ☑            No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐            No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting	Other ☐
Standards as issued
by the International Accounting
Standards Board ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐            Item 18 ☐
     If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐            No ☑

WNS (HOLDINGS) LIMITED

Page
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
ITEM 4. INFORMATION ON THE COMPANY	22
ITEM 4A. UNRESOLVED STAFF COMMENTS	52
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	52
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	85
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	104
ITEM 8. FINANCIAL INFORMATION	106
ITEM 9. THE OFFER AND LISTING	108
ITEM 10. ADDITIONAL INFORMATION	109
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	133
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	134
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	136
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	136
ITEM 15. CONTROLS AND PROCEDURES	136
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	139
ITEM 16B. CODE OF ETHICS	139
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	139
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	140
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	140
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	140
ITEM 16G. CORPORATE GOVERNANCE	141
PART III
ITEM 17. FINANCIAL STATEMENTS	142
ITEM 18. FINANCIAL STATEMENTS	142
ITEM 19. EXHIBITS	142
SIGNATURES	145
INDEX TO WNS (HOLDINGS) LIMITED’S CONSOLIDATED FINANCIAL STATEMENTS	F-1
Ex-4.7 Lease deed dated December 6, 2010 between DLF Assets Private Limited and WNS Global Services Private Limited with respect to lease of office premises
Ex-4.8 Lease deed dated January 28, 2011 between BCR Real Estate Fund and WNS BPO Service Costa Rica, S.A. with respect to Lease premises
Ex-4.13 Variation Agreement dated August 3, 2009 between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited
Ex-4.14 Novation and Agreement of Amendment
Ex-8.1 List of subsidiaries of WNS (Holdings) Limited
Ex-12.1 Certification by the Chief Executive Officer to 17 CFR240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C.Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C.Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex-15.1 Consent of Ernst and Young, independent registered public accounting firm
Ex-15.2 Consent of Grant Thornton, independent registered public accounting firm
Ex-15.3 Auditor letter of Ernst and Young, independent registered public accounting firm, pertaining to Item 16F
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

CONVENTIONS USED IN THIS ANNUAL REPORT
In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US and references to “” or “rupees” or “Indian rupees” are to the legal currency of India. References to “pound sterling” or “£” are to the legal currency of the UK. References to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are presented in US dollars and are prepared in accordance with US generally accepted accounting principles, or US GAAP. Beginning with the fiscal year ending March 31, 2012, we intend to report our financial results under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Names of our clients are listed in alphabetical order in this annual report, unless otherwise stated.
In this annual report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.
In this annual report, references to “Commission” are to the United States Securities and Exchange Commission.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources and the timing and impact of our proposed adoption of IFRS, as issued by the IASB. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:
•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	increasing competition in the BPO industry;

•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Ltd., or AVIVA MS, as described below;

•	our ability to successfully consummate strategic acquisitions; and

•	volatility of our ADS price.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements included elsewhere in this annual report.
Last year we concluded, based on our consultation with our Audit Committee, that corrections to our prior accounting treatment for fees earned from garages, and revenue and costs on completed but unbilled repairs, are required in our Auto Claims BPO segment for the years ended March 31, 2009, 2008, 2007 and 2006 and the selected quarterly financial information for each of the first, second and third quarters for the year ended March 31, 2010 and each of the quarters of the year ended March 31, 2009. Accordingly, we restated our previously issued financial statements. The restated financial information is available in our annual report for the year ended March 31, 2010 and is also included in this annual report. The last year’s annual report contains the details of the accounting treatment and the adjustments made as a result of the restatement.

The following consolidated balance sheet data as at March 31, 2011 and March 31, 2010 and consolidated statement of income data for fiscal 2011, 2010 and 2009 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data presented below for fiscal 2008 and 2007 and the selected consolidated balance sheet data as of March 31, 2009, 2008 and 2007 have been derived from our consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue	$616.3	$582.5	$520.9	$438.0	$345.4
Cost of revenue(1)	491.8	439.3	391.8	341.5	264.4

Gross profit	124.4	143.2	129.1	96.5	81.0
Operating expenses:
Selling, general and administrative expenses(1)	80.5	86.2	75.5	72.7	52.5
Amortization of intangible assets	31.8	32.4	24.9	2.9	1.9
Impairment of goodwill, intangibles and other assets(2)	—	—	—	15.5	—

Operating income	12.1	24.6	28.7	5.4	26.6
Other (income) expense, net	(6.1)	7.1	5.6	(9.2)	(2.5)
Interest expense	8.0	13.8	11.8	—	0.1

Income before income taxes	10.1	3.7	11.3	14.6	29.0
Provision for income taxes	1.0	1.0	3.4	5.2	2.5

Net income	9.1	2.7	7.9	9.4	26.5

Less: Net loss attributable to redeemable noncontrolling interest	(0.7)	(1.0)	(0.3)	—	—

Net income attributable to WNS (Holdings) Limited shareholders	$9.8	$3.7	$8.2	$9.4	$26.5

Earnings per share of ordinary share
Basic	$0.21	$0.09	$0.19	$0.22	$0.69
Diluted	$0.21	$0.08	$0.19	$0.22	$0.64
Basic weighted average ordinary shares outstanding	44,260,713	43,093,316	42,520,404	42,070,206	38,608,188
Diluted weighted average ordinary shares outstanding	45,020,833	44,174,128	43,108,599	42,945,028	41,120,497

	As at March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions)
Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	$27.1	$32.3	$38.9	$102.7	$112.3
Bank deposits and marketable securities	0.0	0.0	8.9	8.1	12.0
Accounts receivable including unbilled revenue, net	109.4	85.7	71.2	58.6	52.4
Other current assets(3)	48.3	58.9	54.4	23.4	18.5

Total current assets	184.8	176.9	173.4	192.8	195.2
Goodwill and intangible assets, net	250.6	278.7	299.1	96.9	44.4
Property and equipment, net	48.6	51.7	56.0	50.8	41.8
Deposits and deferred tax assets	41.1	32.3	21.9	15.4	6.2
Other assets and investments	3.3	10.3	11.4	1.3	—

Total assets	528.4	549.9	561.8	357.2	287.6

Liabilities, redeemable noncontrolling interest and equity
Current portion of long term debt	50.0	40.0	45.0	—	—
Accrual for earn-out payment	—	—	—	33.7	—
Other current liabilities(4)	144.7	133.9	132.5	88.8	75.1

Total current liabilities	194.7	173.9	177.5	122.5	75.1
Long term debt	43.1	95.0	155.0	—	—
Other non-current liabilities(5)	19.4	27.1	41.2	7.5	6.9
Redeemable noncontrolling interest	—	0.3	0.0	—	—
Total WNS (Holdings) Limited shareholders’ equity	271.2	253.6	188.1	227.2	205.6

Total liabilities, redeemable noncontrolling interest and equity	$528.4	$549.9	$561.8	$357.2	$287.6

The following tables set forth for the periods indicated selected consolidated financial data:

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$616.3	$582.5	$520.9	$438.0	$345.4
Gross profit as a percentage of revenue	20.2%	24.6%	24.8%	22.0%	23.5%
Operating income as a percentage of revenue	2.0%	4.2%	5.5%	1.2%	7.7%
Other Unaudited Consolidated Financial and Operating Data:
Revenue less repair payments(6)	$369.4	$390.5	$385.0	$290.6	$219.6
Gross profit as a percentage of revenue less repair payments	33.7%	36.7%	33.5%	33.2%	36.9%
Operating income as a percentage of revenue less repair payments	3.3%	6.3%	7.4%	1.9%	12.1%

Number of employees (at period end)	21,523	21,958	21,356	18,104	15,084

Notes:

(1)	Includes the following share-based compensation amounts:

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions)
Cost of revenue	$0.9	$3.7	$3.6	$2.4	$1.0
Selling, general and administrative expenses	3.1	11.4	9.8	4.4	2.7

(2)	In fiscal 2008, we recorded an impairment charge of $9.1 million on goodwill and $6.4 million on intangible assets acquired in the purchase of Trinity Partners Inc., or Trinity Partners.

(3)	Consists of funds held for clients, employee receivables, prepaid expenses, prepaid income taxes, deferred tax assets and other current assets.

(4)	Consists of obligations under accounts payable, short term borrowings, accrued employee cost, deferred revenue, income taxes payable, deferred tax liabilities and other current liabilities.

(5)	Consists of non-current portion of derivatives, capital leases, deferred revenue, deferred tax liabilities, other liabilities and accrued pension liability.

(6)	Revenue less repair payments is a non-GAAP measure. See the explanation below, as well as “Item 5. Operating and Financial Review and Prospects — Overview” and notes to our consolidated financial statements included elsewhere in this annual report. The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions)
Revenue	$616.3	$582.5	$520.9	$438.0	$345.4
Less: Payments to repair centers	246.9	192.0	135.9	147.4	125.8

Revenue less repair payments	$369.4	$390.5	$385.0	$290.6	$219.6

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
B. Capitalization and Indebtedness
Not Applicable.
C. Reason for the Offer and the Use of Proceeds
Not Applicable.
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
In Asia, Europe and the United States, market and economic conditions have been challenging with tighter credit conditions and slower growth since fiscal 2009. Since fiscal 2009 and continuing into fiscal 2012, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, and declining business and consumer confidence, have, since fiscal 2009 and continuing into fiscal 2012, contributed to extreme volatility.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2011, 2010 and 2009 depreciated 2.6%, 7.2% and 14.3%, respectively, as compared to the average exchange rate for fiscal 2010, 2009 and 2008, respectively, which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2011 and 2010, our five largest clients accounted for 54.3% and 53.0% of our revenue and 41.1% and 45.1% of our revenue less repair payments, respectively. In fiscal 2011, our three largest clients individually accounted for 16.4%, 13.2% and 12.2%, respectively, of our revenue as compared to 15.5%, 13.4% and 12.6%, respectively, in fiscal 2010. In fiscal 2011, our largest client, AVIVA, individually accounted for 20.4% of our revenue less repair payments compared to 23.1% in fiscal 2010.
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
Our prior contracts with another major client, Aviva International Holdings Limited, or AVIVA, provided Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. We expect these facilities to continue to generate revenue for us under the AVIVA master services agreement (as defined below). Further, through our acquisition of Aviva Global, we also added three facilities in Bangalore, Chennai and Pune. We expect revenue from AVIVA under the AVIVA master services agreement to account for a significant portion of our revenue. We therefore expect our dependence on AVIVA to continue for the foreseeable future. The AVIVA master services agreement provides for a committed amount of volume. However, notwithstanding the minimum volume commitment, there are also terminations at will provisions which permit AVIVA to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum volume commitment.
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
A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry, and the travel and leisure industry. In fiscal 2011 and 2010, 66.5% and 65.4% of our revenue, respectively, and 44.2% and 48.4% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel and leisure industry contributed 13.8% and 16.3% of our revenue, respectively, and 23.0% and 24.3% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Since the second half of fiscal 2009, there has been a significant slowdown in the growth of the global economy accompanied by a significant reduction in consumer and business spending worldwide. Certain of our targeted industries are especially vulnerable to the crisis in the financial and credit markets or to the economic downturn. A downturn in any of our targeted industries, particularly the BFSI or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively. The downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations.
Further, since the second half of fiscal 2009, the downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which have in turn decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environment in Europe and the United States, which continues to be weak. In fiscal 2011 and 2010, 76.8% and 74.9% of our revenue, respectively, and 61.3% and 62.6% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 22.2% and 24.5% of our revenue, respectively, and 37.0% and 36.5% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the United States). Any further weakening of the European or United States economy will likely have a further adverse impact on our revenue.
Other developments may also lead to a decline in the demand for our services in these industries. For example, the crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States in recent years, with the United States federal government taking over or providing financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. During fiscal 2011, 2010 and 2009, the attrition rate for our employees who have completed six months of employment with us was 43%, 32% and 31%, respectively. We cannot assure you that our attrition rate will not continue to increase. There is significant competition in the jurisdictions wherever we have operation centers, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
In addition, our ability to maintain and renew existing engagements and obtain new businesses will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F.
Based on its evaluation, management had concluded that as at March 31, 2010, our company’s disclosure controls and procedures and internal control over financial reporting were not effective due to a material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and the related fees in our Auto Claims BPO segment. In order to remediate the identified material weakness, we have in fiscal 2011 augmented our existing US GAAP expertise and strengthened our monitoring controls and documentation for the revenue recognition process in our Auto Claims BPO segment. Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2011, it is possible that in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 15.6% to $616.3 million in fiscal 2011 from $345.4 million in fiscal 2007. Our revenue less repair payments has grown at a compound annual growth rate of 13.9% to $369.4 million in fiscal 2011 from $219.6 million in fiscal 2007. Our employees have increased to 21,523 as at March 31, 2011 from 15,084 as at March 31, 2007. In January 2008, we established a new delivery center in Romania, which we expanded in fiscal year 2011. Our majority owned subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in six locations in India, the Philippines, Sri Lanka, the UK, Romania and Costa Rica. In fiscal 2012, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers. In February 2011, we received in-principal approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirapalli Navalpattu, special economic zone, or “SEZ”, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited (ELCOT) for setting up delivery centers in future.
We have also completed numerous acquisitions. For example, in July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) a master services agreement with AVIVA MS pursuant to which we are providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of AVIVA. Through our acquisition of Aviva Global , we also added three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008.
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
In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. We completed our acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. In addition, through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. The total consideration (including legal and professional fees) for this transaction with AVIVA amounted to approximately $249.0 million. We entered into a $200 million term loan facility with ICICI Bank UK Plc, or the 2008 Term Loan, as agent, to fund, together with cash on hand, the consideration for the transaction. In July 2010, we refinanced the outstanding $115 million amount under this facility with cash on hand and proceeds from a new term loan facility for $94 million, or the 2010 Term Loan, pursuant to a facility agreement dated July 2, 2010 with The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Limited, Singapore and BNP Paribas, Singapore. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” We cannot assure you that we will be able to grow our revenue, expand our service offerings and market share, or achieve the accretive benefits that we expected from our acquisition of Aviva Global and the AVIVA master services agreement.
Furthermore, the 2010 Term Loan may put a strain on our financial position. For example:
•	it could increase our vulnerability to general adverse economic and industry conditions;

•	it could require us to dedicate a substantial portion of our cash flow from operations to payments on the 2010 Term Loan, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	it requires us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	it limits our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	it imposes certain financial covenants on us which we may not be able to meet and this may cause the lenders to accelerate the repayment of the balance loan outstanding.
The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK, the US, and we service clients across Asia, Europe, and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, Singapore, Sri Lanka, UAE, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
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
The average Indian rupee/US dollar exchange rate was approximately 45.57 per $1.00 in fiscal 2011, which represented an appreciation of the Indian rupee of 4.0% as compared with the average exchange rate of approximately 47.46 per $1.00 in fiscal 2010, which in turn represented a depreciation of the Indian rupee of 3.0% as compared with the average exchange rate of approximately 46.10 per $1.00 in fiscal 2009. The average pound sterling/US dollar exchange rate was approximately £0.64 per $1.00 in fiscal 2011, which represented a depreciation of the pound sterling of 2.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2010, which in turn represented a depreciation of the pound sterling of 7.2% as compared with the average exchange rate of approximately £0.58 per $1.00 in fiscal 2009.
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
The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2012 (including work orders/statement of works that will expire on or before March 31, 2012 although the related master services agreement has been renewed) represent approximately 11% of our revenue and 18% of our revenue less repair payments from our clients in fiscal 2011. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to twelve months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.
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
Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Costa Rica, the Philippines, Romania, Sri Lanka and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
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
As at March 31, 2011, we had goodwill and intangible assets of approximately $94.0 million and $156.6 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Flovate, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services Private Limited, or WNS Global. Of the $156.6 million of intangible assets as at March 31, 2011, $151.2 million pertain to our purchase of Aviva Global. Under US GAAP, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $151.2 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2011, 2010 and 2009 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our largest shareholder, Warburg Pincus, is able to significantly influence our corporate actions, and may also enter into transactions that may result in a change in control of our company.
Warburg Pincus beneficially owns approximately 48.1% of our shares. As a result of its ownership position, Warburg Pincus has the ability to significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. Actions that are supported by Warburg Pincus are very likely to be taken and the interests of Warburg Pincus may differ from the interests of other shareholders of our company.
A change in control or potential change in control transaction may consume management time and company resources and may have a material adverse impact on our business.
In July 2009, our Board of Directors received unsolicited offers from a few financial institutions and strategic investors to buy a majority or all of the ordinary shares of our company. While such offers or proposed sale may not result in the consummation of a change in control transaction, consideration and evaluation of such offers may consume management time and company resources and distract management’s attention. Warburg Pincus, our 48.1% shareholder, may also seek to sell all or a substantial portion of its shareholding in our company, which may result in a change in control in our company. A potential change in control may cause uncertainty among our employees, our creditors and other stakeholders, and may thereby have a material adverse impact on our business. If a change in control transaction is consummated, many of our client contracts may entitle those clients to terminate the client contract with our company. Any of the foregoing events could have a material adverse effect on our business, results of operations, financial condition and cash flows, as well as cause our ADS price to fall.

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
We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.
As a company incorporated in Jersey, Channel Islands, we enjoy tax benefits that result in us not having to pay taxes in Jersey. In late 2009 it was reported that concerns had been raised by some members of the European Union's Economic and Financial Affairs Council, or ECOFIN, Code of Conduct group that the current tax regime for companies in Jersey, known as “zero-ten”, could be interpreted as being outside the spirit of the EU Code of Conduct for Business Taxation. In the light of this, the Treasury and Resources Minister of the States of Jersey announced a review of business taxation in Jersey in his budget speech on December 8, 2009. In a review undertaken on January 31, 2011 by the EU Council’s High Level Working Party on Tax issues, or HLWP, it was concluded that the personal tax provisions known as the “deemed distribution” and “attribution” rules were in fact a business tax measure, and were therefore within the scope of the Code of Conduct for Business Taxation. On February 15, 2011, and in the light of the HLWP’s conclusions, the States of Jersey announced that Jersey’s business taxation regime known as “zero-ten” will remain in place but that, as part of its good neighbor policy, Jersey will abolish the deemed dividend and attribution rules with effect from January 1, 2012. Accordingly, it is not anticipated that the way in which either we or our shareholders not resident in Jersey are taxed in Jersey will change (although the ECOFIN Code of Conduct group still has to meet in May 2011 formally to consider the HLWP’s conclusions and Jersey’s proposals to abolish the deemed dividend and attribution rules). We cannot assure you that following the meeting by the ECOFIN Code of Conduct group or otherwise in the future, the current taxation regime applicable in Jersey will not be amended and render us liable for taxation.

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
Under the tax laws in India, except for three delivery centers located in Mumbai, Nashik and Pune, all our delivery centers in India benefit from a holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian income tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2011 as a result of the tax holiday, compared to approximately $13.6 million that we would have incurred if the tax holiday had not been available for the period.
The Indian Finance Act, 2000 phases out the tax holiday for companies registered as an exporter of business process outsourcing services with the STPI, over a ten-year period from fiscal 2000 through fiscal 2009. In May 2008, the Government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which further extended the STPI tax holiday period by an additional year through fiscal 2011. Because of the extension of the STPI tax holiday through fiscal 2011, we recorded in fiscal 2010 a net deferred tax credit of $0.5 million on account of a reversal of deferred tax liability on intangibles, partially offset by a reversal of deferred tax assets on lease rentals. The tax holiday enjoyed by our delivery centers located in Bangalore, Chennai, Gurgaon, Mumbai, Nashik and Pune expired on April 1, 2011 except for the tax holiday enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune which expired on April 1, 2007, April 1, 2008 and April 1, 2009, respectively. Our subsidiaries in Costa Rica, Sri Lanka and our joint venture company in the Philippines also benefit from similar tax exemptions. We incurred minimal income tax expense on our Sri Lanka operations in fiscal 2011 as a result of the tax holiday, compared to approximately $0.5 million that we would have incurred if the tax holiday had not been available for the period. When our tax holiday expires or terminates, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations. In the absence of a tax holiday in India, income derived from our operations in India has become subject to the annual tax rate of 32.45% effective April 1, 2011.
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
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding that we believe could be material to our company given the magnitude of the claim. For example, in January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated 728.1 million ($16.3 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 225.9 million ($5.1 million based on the exchange rate on March 31, 2011). The assessment order alleges that the transfer price we applied to international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. We disputed the said order of assessment before first level Indian appellate authorities. In November 2010, we received the order from first level Indian appellate authorities for fiscal 2005 deciding the issues in our favor. However, the order may be contested before higher appellate authorities by the Indian tax authorities.
In November 2009, we received a draft order of assessment for fiscal 2006 from the Indian tax authorities (incorporating a transfer pricing order that we had received in October 2009). We had disputed the draft assessment order and have filed an appeal before the Dispute Resolution Panel, or DRP, a panel set up by the Government of India as alternate first level appellate authorities. In September 2010, we received the DRP order, as well as the order of assessment giving effect to the DRP order, that assessed additional taxable income for fiscal 2006 on WNS Global that could give rise to an estimated 457.3 million ($10.2 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 160.4 million ($3.6 million based on the exchange rate on March 31, 2011). The assessment order involves issues similar to that alleged in the order for fiscal 2005. Further, in September 2010, we also received the DRP orders, as well as the orders of assessment giving effect to the DRP orders, relating to certain of our other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2006 that could give rise to an estimated 273.2 million ($6.1 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 95.4 million ($2.1 million based on the exchange rate on March 31, 2011). The DRP orders as well as assessment orders allege that the transfer price we applied to international transactions with our related parties were not appropriate and taxed certain receipts claimed by us as not taxable. We have disputed these orders before higher appellate tax authorities.
In February 2011, we received the order of assessment for fiscal 2007 from the Indian tax authorities (incorporating a transfer pricing order that we had received in November 2010) that assessed additional taxable income on WNS Global that could give rise to an estimated 854.4 million ($19.1 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 277.3 million ($6.2 million based on the exchange rate on March 31, 2011). Further, in February 2011, we also received the orders of assessment, relating to certain of our other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2007 that could give rise to an estimated 462.7 million ($10.4 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 145.6 million ($3.3 million based on the exchange rate on March 31, 2011). The orders of assessment involve issues similar to that alleged in the orders for fiscal 2005 and 2006. We have disputed the said orders of assessment before first level Indian appellate authorities.
Based on certain favourable decision from appellate authorities in previous years, certain legal opinions from counsel and after consultation with our Indian tax advisors, we believe that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessments and orders. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount pending final resolution of the respective matters.
In March 2009, we received from the Indian service tax authority an assessment order demanding payment of 346.2 million ($7.7 million based on the exchange rate on March 31, 2011) of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients. After consultation with our Indian tax advisors, we believe the chances that the assessment would be upheld against us are remote. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. We intend to continue to vigorously dispute the assessment.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows.
There can also be no assurance that we will not receive similar or additional orders of assessment in the future. See “Part I — Item 5. Operating and Financial Review and Prospects — Tax Assessment Orders” for more details on these assessments.
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the bombings of the Taj Mahal Hotel and Oberoi

Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
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
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As at March 31, 2011, we had 44,443,726 ordinary shares outstanding, including 22,454,319 shares represented by 22,454,319 ADSs. In addition, as at March 31, 2011, there were options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan to purchase a total of 2,638,634 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
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
We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the year ended March 31, 2011. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of our Company
WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, which we changed from the earlier office located at 12 Castle Street, St. Helier, Jersey, JE2 3RT, Channel Islands effective February 8, 2011. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the Companies (Jersey) Law, 1991, or the 1991 Law. We gave notice of this to the Jersey Financial Services Commission in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli(W), Mumbai 400 079, India, and the telephone number for this office is (91-22)

4095-2100. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 420 Lexington Avenue, Suite 2515, New York, New York 10170.
We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process outsourcing, or BPO, services to third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team. In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which constitutes WNS Auto Claims BPO, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel industry to include insurance-based automobile claims processing. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners (which we merged into our subsidiary, WNS North America Inc.), a provider of BPO services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited, or AHA (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired BizAps, a provider of Systems Applications and Products, or SAP©, solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) the AVIVA master services agreement (as varied by the variation agreement entered into in March 2009), or the AVIVA master services agreement, pursuant to which we are providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of AVIVA. See “Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.
In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited, NTrance Customer Services Private Limited, WNS Customer Solutions Private Limited, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. In another restructuring exercise, three of our subsidiaries, First Offshoring Technologies Private Limited, Hi-Tech Offshoring Services Private Limited and Servicesource Offshore Technologies Private Limited, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. In fiscal 2011, we have embarked on restructuring and rationalizing our UK and US group companies, wherein two of our UK-based non-operating subsidiaries, Chang Limited and Town & Country Assistance Limited, have applied for voluntary dissolution pursuant to section 1003 of the Companies Act 2006, UK. Notices for striking off were published in the London Gazette on February 1, 2011 and effective 90 days from the date of publication, the said entities will be struck off from the UK companies register if the UK Companies House does not receive any objection for the proposed striking off. We are also in the process of the voluntary dissolution of Business Applications Associates Limited. In the US, one of our subsidiaries WNS Customer Solutions North America, Inc. has filed an application with the Secretary of State of the State of Delaware for a merger with and into WNS North America, Inc. and the certificate of merger from the Secretary of State of the State of Delaware is pending. As a result of the various restructuring activities undertaken in fiscal 2010 and fiscal 2011, our organizational structure has been simplified, and now comprises 26 companies in 14 countries. Of these 26 companies, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under Section 25 of the Companies Act, 1956, India formed for the purpose of promoting corporate social responsibilities and not considered for the purpose of preparing our consolidated financial statements.
We are headquartered in Mumbai, India, and we have client service offices in New York (US), New South Wales (Australia), London (UK), and Singapore and delivery centers in San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik and Pune (India), Manila (the Philippines), Bucharest (Romania), Colombo (Sri Lanka) and Ipswich and Manchester (the UK). We completed our initial public offering in July 2006 and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “WNS.”
Our capital expenditure in fiscal 2011, 2010, and 2009 amounted to $15.3 million, $13.3 million, and $22.7 million, respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2012 to be approximately $20.0 million, a significant amount of which we expect to spend on building new facilities as well as continuing to streamline our operations by further consolidating production capacities in our delivery centers. As at March 31, 2011, we had commitments for capital expenditures of $8.2 million relating to the purchase of property and equipment for our delivery centers. We expect to meet these estimated capital expenditure from cash generated from operating activities and existing cash and cash equivalents. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.
B. Business Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the business processes of our clients which are typically companies headquartered in Asia Pacific, Europe, Middle East and North America regions to our delivery centers located in Costa Rica, India, the Philippines, Romania, Sri Lanka and the UK. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
According to the National Association of Software and Service Companies, or NASSCOM, an industry association in India, we are among the top three India-based offshore business process outsourcing companies based on export revenue for fiscal 2010. As at March 31, 2011, we had 21,523 employees executing approximately 600 distinct business processes for 220 clients. Our largest clients in fiscal 2011 in terms of revenue contribution included AVIVA, Biomet Inc., British Airways, Centrica plc, FedEx, Marsh & McLennan Companies Inc., or MMC, Société Internationale de Télécommunications Aéronautiques, or SITA, T-Mobile, Travelocity.com LP, or Travelocity, United Airlines and Virgin Atlantic Airways Ltd. See “— Clients.”
We design, implement and operate comprehensive business processes for our clients, involving one or more data, voice and analytical components. Our services include industry-specific processes that are tailored to address our clients’ business and industry practices, particularly in the insurance, travel and leisure, banking and financial services industries as well as businesses in the consulting and professional services, healthcare, utilities, shipping and logistics, and manufacturing, retail, consumer products and telecom industries. In addition, we deliver shared services applicable across multiple industries, in areas such as finance and accounting, and research and analytics services (formerly referred to as knowledge services). In May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services, which we have renamed as global transformation practice. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings.
We generate revenue primarily from providing business process outsourcing services. A portion of our revenue includes payments which we make to automobile repair centers. We evaluate our business performance based on revenue net of these payments in the case of “fault” repairs, since we believe that revenue less repair payments reflects more accurately the value of the business process outsourcing services we directly provide to our clients. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.” In fiscal 2011, our revenue was $616.3 million, our revenue less repair payments was $369.4 million and our net income attributable to WNS shareholders was $9.8 million.
Between fiscal 2007 and fiscal 2011, our revenue grew at a compound annual growth rate of 15.6% and our revenue less repair payments grew at a compound annual growth rate of 13.9%. We believe we have achieved rapid growth and industry leadership through our understanding of the industries in which our clients operate, our focus on operational excellence, and our senior management team with significant experience in the global outsourcing industry. Our revenue is characterized by client, industry, geographic and service diversity, which we believe offers us a sustainable business model.
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
The global business process outsourcing industry is large and growing rapidly. According to the 2011 Strategic Review published by NASSCOM in February 2011, or the NASSCOM 2011 Strategic Review, the Indian BPO export market was estimated at $12.4 billion in the year ended March 31, 2010 and was estimated to grow to $14.1 billion in the year ended March 31, 2011. In addition, direct employment within the BPO industry is also projected to grow.
The following charts set forth the relative growth rate and size of direct employment within the information technology, or IT, and BPO industry in India, the estimated growth rate of the Indian BPO export market and the estimated growth rate of the Indian BPO knowledge services export market and Indian BPO finance and accounting, or F&A, services export market in the years indicated below:

Source: NASSCOM Strategic Review, February 2011
Note: Years ending March 31
We believe that India is widely considered to be the most attractive destination for offshore IT-BPO. According to third-party industry experts such as NASSCOM, of the addressable offshore IT-BPO market, India is the leading geography for providing BPO services, followed by Canada, the Philippines, and Central and Eastern Europe. The key factors for India’s predominance include its large, growing and highly educated English-speaking workforce coupled with a business and regulatory environment that is conducive to the growth of the business process outsourcing industry.
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
Competitive Strengths
We believe that we have the following seven competitive strengths necessary to maintain and enhance our position as a leading provider of offshore business process outsourcing services:
Offshore business process outsourcing market leadership
Our value proposition of ‘Extending your Enterprise’ has found significant resonance in the marketplace with WNS receiving numerous recognitions in the BPO industry, including the following:
BPO Leadership:
•	Named Best New Outsourced Services Delivery (2010) by Shared Services & Outsourcing Network (SSON);

•	Named Best New BPO Locator Of The Year (2010) by Business Process Association of Philippines (BPAP);

•	Industry-specific multi-year winner — International Association of Outsourcing Professionals (IAOP) 2010 Global Outsourcing 100;

•	Recipient of the Special Award at the NASSCOM Corporate Awards for Excellence in Gender Inclusivity 2010 in the ‘Best BPO Company’ category;

•	Recipient of the Dian Masalanta Award of the year (2010) for being the dynamic new partner of the National Voluntary Blood Services Program (Govt. of the Philippines);

•	WNS ranked among Top 3 BPO companies in India by NASSCOM for six consecutive years;

•	Recipient of Best New Outsourced Services Award by SSON (2009); and

•	Recipient of the Silver Plate Award for Community Service by HelpAge India (2007).

Domain Leadership:
•	Best 20 Leaders by Industry focus: Retail & Consumer Goods — IAOP 2010 Global Outsourcing 100;

•	Best 20 Leaders by Industry focus: Financial Services (Insurance) — IAOP 2010 Global Outsourcing 100;

•	Best 20 Leaders by Industry focus: Leaders — Customer Relationship Management — IAOP 2010 Global Outsourcing 100;

•	Recognized as top five FAO Market Star Performer (2009) by Everest;

•	Best 10 companies by Industry focus: Utilities — IAOP 2009 Global Outsourcing 100;

•	Best 5 companies by Industry focus: Air Transportation — IAOP 2009 Global Outsourcing 100;

•	Best Performing FAO Provider by Global Services 100 (2008);

•	WNS awarded Partners in Innovation Challenge for Baggage Claim Process from KLM Dutch Royal Airlines (2008);

•	Ranked No.1 insurance outsourcer by Global Outsourcing 100 (2007); and

•	WNS Assistance Voted Best Accident Management Company by the Auto Body Professionals Club (2007).
Quality and Technology Leadership:
•	Recipient of the Golden Peacock National Quality awards (2011);

•	Recipient of the IDG Media CIO 100 Special Category Award in recognition of WNS’s Infosec architecture and implementations (2010);

•	Recipient of the NetApp Enterprise Innovation Award (2010);

•	Recipient of the Maharashtra State IT Award (2010);

•	Recipient of the Best Project Achievement in Green Six Sigma Award at WCBF, USA (2009);

•	Recipient of Golden Peacock Eco-Innovation Award for Green Lean Sigma Program awarded by The World Environment Foundation in association with the Institute of Directors (2009);

•	Recipient of the CIO 100 Award for Innovative Storage Solutions (2008);

•	Recipient of the Asia-Pacific Six Sigma Excellence award for Best Lean Six Sigma project (2007);

•	Recipient of The Global Six Sigma Award for Best Achievement of Six Sigma in Outsourcing (2007); and

•	Recipient of Golden Peacock innovation award by Institute of Directors (2007).
We have closely followed industry trends in order to target services with high potential. For example, since our emergence as a third party business process outsourcing provider, we have aggressively invested in finance and accounting, and research and analytics services. As demand has ramped up in the industrials and infrastructure sector, in

April 2008, we set up a team to focus on the industrial and infrastructure industry sectors. We have also focused our service portfolio on more complex processes, avoiding the delivery of services that are less integral to our clients’ operations, such as telemarketing and technical helpdesks, which characterized the offshore business process outsourcing industry in its early days. In May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services, which we have renamed as global transformation practice. As at April 1, 2011, we have reorganized our company into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales and marketing process: insurance, travel and leisure, banking and financial services, consulting and professional services, healthcare, utilities, shipping and logistics, and manufacturing, retail, consumer products, telecom and diversified businesses. Our services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings.
We believe our early differentiation from other players and the length of our working relationship with many industry-leading clients has significantly contributed to our reputation as a proven provider of offshore business process outsourcing services. We believe that this reputation is a key differentiator in our attracting and winning clients.
Deep industry expertise
We have established deep expertise in the industries we target as a result of our legacy, client relationships, acquisitions and the hiring of management with specific industry knowledge. Our industry-focused strategy allows us to retain and enhance expertise thereby enabling us to:
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
Experience in transferring processes offshore and running them efficiently
Many of the business processes that are outsourced by clients to us are mission-critical and core to their operations, requiring substantial program management expertise. We have developed a sophisticated program management methodology intended to ensure smooth transfer of business processes from our clients’ facilities to our delivery centers. For example, our highly experienced program management team has transferred approximately 600 distinct business processes for 220 clients.
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
Diversified client base across multiple industries and geographic locations
We serve a large, diversified client base of 220 clients across Asia, Europe, Middle East and North America, including clients who are market leaders within their respective industries. We have clients across the multiple sectors of the insurance, travel and leisure, banking and financial services industries as well as other industries such as consulting and professional services, healthcare, utilities, shipping and logistics, and manufacturing, retail, consumer products and telecom. To date, many of our clients have transferred a limited number of their business processes offshore. We believe, therefore, that we have a significant opportunity to increase the revenue we generate from these clients in the future as they decide to expand their commitment to offshore business process outsourcing. See “ — Clients.”

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
Reinforce leadership in existing industries and penetrate new industry sectors
We have a highly successful industry-focused operating model through which we have established a leading offshore business process outsourcing practice in various industries and business sectors. We intend to leverage our in-depth knowledge of the insurance, travel and leisure, banking and financial services, consulting and professional services, healthcare, utilities, shipping and logistics, and manufacturing, retail, consumer products and telecom industries to penetrate additional client opportunities within these industries. For example, we have leveraged the experience, capabilities and reputation gained through our relationship with AVIVA to penetrate the multi-line insurance and other segments of the insurance industry. Our success in penetrating the market for finance and accounting services across industries drives us to invest in talent and technology platforms with the goal of scaling our business in order to acquire industry-specific expertise.
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
Business Process Outsourcing Service Offerings
We offer our services to clients through industry-focused business units. Prior to April 1, 2011, we organized our company to serve clients categorized into the following four vertical business units:
•	First, we serve clients in the travel and leisure industry, including airlines, travel intermediaries and other related service providers, for whom we perform services such as customer service and revenue accounting.

•	Second, we serve clients in the BFSI industry for whom we perform services such as insurance claims management, account set-up and other related services, and asset management support.

•	Third, we serve clients in the industrial and infrastructure industry, including manufacturing, logistics, telecommunications and utilities.

•	Fourth, we serve clients in several other industries, including consumer products, retail, professional services, pharmaceutical, and media and entertainment, which we refer to as emerging businesses.
In addition to industry-specific services, we offer a range of services across multiple industries (which we refer to as our horizontal units), in the areas of finance and accounting services and market, business and financial research and analytical services, which we collectively refer to as finance and accounting services, and research and analytics services (formerly referred to as knowledge services), respectively. Further, in May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services, which we have renamed as global transformation practice.
Detailed descriptions of the services we have been providing to our clients in these four business units are set forth below.
As at April 1, 2011, we have reorganized our company into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales and marketing process:
•	Insurance;

•	Travel and leisure;

•	Banking and financial services;

•	Consulting and professional services;

•	Healthcare;

•	Utilities;

•	Shipping and logistics; and

•	Manufacturing, retail, consumer products, telecom and diversified businesses.
In addition, we have expanded our horizontal units to focus on the following additional areas: customer care, legal services, procurement and technology services. We are in the process of developing our scope of services to be offered in these areas. Our services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings.
For comparison purposes, the following tables set forth the contribution to revenue and revenue less repair payments in fiscal 2011 by each business unit under the prior vertical business unit structure and the new vertical business unit structure.

				As percentage of
		As percentage	Revenue less	revenue less
Prior vertical structure	Revenue	of revenue	repair payments	repair payments
	(US dollars in millions)
Travel and leisure	$85.0	13.8%	$85.0	23.0%
BFSI	410.0	66.5%	163.1	44.2%
Industrial and infrastructure	55.9	9.1%	55.9	15.1%
Emerging businesses	65.4	10.6%	65.4	17.7%

Total	$616.3	100.0%	$369.4	100.0%

				As percentage of
		As percentage	Revenue less	revenue less
New vertical structure	Revenue	of revenue	repair payments	repair payments
	(US dollars in millions)
Insurance	$370.1	60.1%	$123.2	33.4%
Travel and leisure	83.9	13.6%	83.9	22.7%
Banking and financial services	26.4	4.3%	26.4	7.1%
Consulting & professional services	26.3	4.3%	26.3	7.1%
Healthcare	25.7	4.2%	25.7	7.0%
Utilities	19.5	3.2%	19.5	5.3%
Shipping and logistics	9.8	1.6%	9.8	2.6%
Manufacturing, retail, consumer products, telecom and diversified businesses	54.6	8.9%	54.6	14.8%

Total	$616.3	100.0%	$369.4	100.0%

Our new structure is depicted in the chart below:

To achieve in-depth understanding of our clients’ industries and provide industry-specific services, we manage and conduct our sales processes in our two key markets — Europe and North America. In addition, we have a team focused on serving the Asia Pacific market. Our sales teams are led by senior professionals who focus on target industries or processes. Each business unit is staffed by a dedicated team of managers and employees engaged in providing business process outsourcing client solutions. In addition, each business unit draws upon common support services from our information technology, human resource, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.
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
Our service portfolio includes processes that support air, car, hotel, marine and packaged travel and leisure services offered by our clients. The key travel and leisure industry sectors we serve include:
•	airlines, hotels, and car rental companies;

•	travel intermediaries; and

•	others, such as global distribution systems and network providers.
We served a diverse client base in this business unit that included British Airways, SITA, Travelocity, United Airlines and Virgin Atlantic Airways Ltd in fiscal 2011. In fiscal 2011, we served more than 31 airlines, hotels and travel intermediaries. As at March 31, 2011, we had 5,398 employees in this business unit, several hundred of whom have International Air Transport Association, or IATA, or other travel industry related certifications. In fiscal 2011 and 2010, this business unit represented 13.8% and 16.3% of our revenue, and 23.0% and 24.3% of our revenue less repair payments, respectively.
The following graphic illustrates the key areas of services provided to clients in this business unit:

Case Study
Our client, a leading Internet-based travel and leisure retailer, was transforming itself from a provider of holiday information to an ‘enabler’, helping customers to visualize and realize their dream holidays.
Our client’s challenge was to manage its sales operations more efficiently in a growth environment in order to increase revenues. Although it was collaborating with two onshore contact center partners to deliver its customer care services, the client wanted to improve the productivity of these processes. The goal was to achieve higher sales while reducing the cost of customer care. They decided to transfer the contact center processes from these two onshore providers to us.
The engagement with this client began with a pilot project focused on managing the contact center for Europe-centric airlines business. Given the success of the pilot project, our team was given the contract to manage over 25 lines of business across the client’s four business verticals i.e., airlines, hotels, dynamic packages and lifestyle experiences.
We developed a solution with the following features:
•	Flexible pricing model — The partnership commenced with a full time employee (FTE) pricing model and gradually moved to a unit transaction pricing (UTP) model. This allows for greater flexibility for the client as its business volumes fluctuate. For example, volumes can surge significantly during the holiday season. This requires meticulous planning between both the client and our team to manage fluctuating volumes;

•	Delivering continuous improvement — We implemented Six Sigma and Kaizen principles to boost the productivity of our employees providing services to the clients. Our team identifies opportunities to embed process efficiencies in order to focus on up-sell and cross-sell of products; and

•	Deploying high quality talent — Our team developed sales training modules to create a compelling, relevant and customized training program. This includes an intensive 13 week online training program.
Our team has helped this client significantly reduce its operational costs by delivering process efficiencies while handling larger volumes of customer inquiries and increasing sales.
BFSI Services
We were ranked as one of the Best 20 Leaders by Industry focus: Financial Services (Insurance) by IAOP in The Global Outsourcing 100 list for 2010. We also have expertise in the retail and mortgage banking, and asset management sectors.
The key BFSI industry sectors we serve include:
•	integrated financial services companies;

•	life, annuity, and property and casualty insurers;

•	insurance brokers and loss assessors;

•	self-insured auto fleet owners;

•	commercial and retail banks;

•	mortgage banks and loan servicers;

•	asset managers and financial advisory service providers; and

•	healthcare payers, providers and device manufacturers.
We served a diverse client base in this business unit that included AVIVA, Biomet Inc. and MMC in fiscal 2011. We also serve a large US-based financial advisory provider, a top ten UK auto insurer, a large insurance loss adjuster, several self-insured fleet owners and several mortgage-related companies. As at March 31, 2011, we had 7,224 employees working in this business unit. In fiscal 2011 and 2010, revenue from this business unit represented 66.5% and 65.4% of our revenue, and revenue less repair payments from this business unit represented 44.2% and 48.4% of our revenue less repair payments, respectively.
In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK through its wholly-owned subsidiary, Call 24-7, which we have renamed as AHA. AHA provides comprehensive end-to-end solutions to the UK insurance industry by leveraging cost efficient claims processing, technology, and engineering and collision repair expertise to deliver quality service to its insurer clients through the accident management process. AHA offers a comprehensive suite of back-office insurance claims services, including first notification of loss, third party claims handling, replacement vehicle provisioning and repair management through a national network of approved body shops.
The following graphic illustrates the key areas of services provided to clients in this business unit:
Banking and Financial Services Offerings

Insurance Services Offerings
Our BFSI business unit included our auto claims business, consisting of WNS Assistance and AHA, which is comprised of our WNS Auto Claims BPO segment. We offer a blended onshore-offshore delivery model that enables us to handle the entire automobile insurance claims cycle. We offer comprehensive accident management services to our clients where we arrange for repair of automobiles through a network of repair centers. We also offer claims management services where we process accident insurance claims for our clients. For most of our clients in our auto claims business, our employees receive telephone calls reporting automobile accidents, generate electronic insurance claim forms and arrange for automobile repairs in cases of automobile damage. We also provide third party claims handling services including the administration and settlement of property and bodily injury claims while providing repair management and rehabilitation services to our insured and self-insured fleet clients and the end-customers of our insurance company clients. Our service for uninsured losses focuses on recovering repair costs and legal expenses directly from negligent third parties. See “Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment.”
Case Study
Our client, a Fortune 500 risk advisory company, needed to consolidate its fixed asset, accounts payable, travel and expense, accounts receivables, general ledger, management reporting, fiduciary reporting and management supply processes. The back office had to be designed to support a full range of complex insurance recording, reporting and management processes. The client turned to us to design and implement the operation.
We deliver services to the client across over 40 locations, including Australia, Canada, Eastern Europe, South Africa, the UK and the US, supporting more than 35 operating companies with dissimilar business environments and cultures. The scope of the project included:
•	Managing more than 25 disparate F&A systems; and

•	Consolidating fragmented and standalone processes with minimal IT support.

We developed and implemented detailed solution design workshops across the various regions to capture existing processes and system knowledge. The team then designed a Center of Excellence model for all in-scope processes to ensure standardization across regions and implemented enterprise-wide document management and workflow solutions. Process improvement and automation initiatives were also identified to provide the client with early stage benefits of outsourcing.
Key benefits of our solution included the creation of a shared services center leading to rationalization and optimization of processes.
In light of the foregoing, the client awarded us the contract of consolidation of its F&A processes across nine countries in the Latin America Caribbean region and administration of its North America consumer finance processes in 2010.
Industrial and Infrastructure Services
Our industrial and infrastructure services business unit focused specifically on the needs of the manufacturing, logistics, telecommunications and utilities industries.
We served a diverse client base that included Centrica plc, FedEx and T-Mobile in fiscal 2011. As at March 31, 2011, we had 1,756 employees working in this business unit. In fiscal 2011 and 2010, revenue from this business unit represented 9.1% and 7.6% of our revenue, and 15.1% and 11.4% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:
Case Study.
Our client, a leading gas and electricity provider in North America and the United Kingdom, wanted to significantly increase its customer service while reducing cost of operations. In the course of its transformation to a more consumer-centric company, the client chose to outsource its processes to us.
WNS associates manage customer care processes for this client, interacting directly with consumers through all channels of communication, including email, white mail and outbound calling. We also deliver back office exceptions billing, a crucial financial back office process, which enables the client to identify and bill customers accurately by plugging potential revenue leakages. Our solution achieved the following:
•	Supported the client’s implementation of its first SAP© platform by acting as subject matter experts. SAP© is a leading provider of business management software;

•	Responded to a rapid increase in customer interaction volumes;

•	Scaled our team from 26 to over 1,500 associates in that time period and revamped training materials;

•	Implemented projects utilizing Six Sigma and LEAN methodologies at transition, laying the foundation for continuous program improvement, resulting in higher quality transition by embedding Black Belts, which refers to in-house coaches on Six Sigma, to design quality model;

•	Reduced the time for a team member to reach optimum productivity, and increased productivity;

•	Improved debt recovery; and

•	Reduced backlog by collaboratively working with the client.
Emerging Businesses
Prior to April 2008, our emerging businesses unit addressed the needs of the manufacturing, logistics, telecommunications, utilities, consumer products, retail, professional services, pharmaceutical, and media and entertainment industries. In April 2008, we created a new industrial and infrastructure services business unit to focus specifically on the needs of the manufacturing, logistics, telecommunications and utilities industries. We believe several industries are at an accelerating stage of offshore business process outsourcing adoption, and therefore present significant opportunities for growth. These industries include consumer products, retail, professional services, pharmaceutical and, media and entertainment industries. Under our new vertical business unit structure that became effective as at April 1, 2011, we created separate business units to focus specifically on the needs of the consulting and professional services, healthcare, utilities, shipping and logistics, and manufacturing, retail, consumer products and telecom industries.
As at March 31, 2011, we had 5,945 employees in this business unit. In fiscal 2011 and 2010, this business unit represented 10.6% and 10.7% of our revenue, and 17.7% and 15.9% of our revenue less repair payments, respectively.
Our strategy for our emerging businesses was to nurture and develop emerging industry-specific capabilities up to a point of critical mass from which new industry-focused operating units may emerge. We utilized three core functional service capabilities to penetrate our emerging businesses. These capabilities are broadly classified as:
•	finance and accounting services focused on finance and accounting services;

•	research and analytics services focused on market, business and, financial research and analytical services; and

•	global transformation practice focused on business and process optimization services.
Case Study
In our emerging businesses unit, we worked with a leading medical device manufacturer. This company turned to us for support in collections and follow up, bill preparation and submission, order processing and fulfillment operations and payment processing. The client was faced with the challenge of large and small order size portfolios, a highly complex US healthcare environment and long learning curves. They also operated in an environment with highly tenured resources, a diverse customer base, complex compliance requirements and a highly price and service sensitive market.
The client engaged us to provide an onshore/offshore solution for managing the entire value stream (order to cash). We took ownership of SLAs for the client along with offshore delivery and moved the client to an outcome-based solution with targeted savings and year-over-year improvements in recoveries. Our team of dedicated analytics professionals helped drive up predictability of recoveries and helped channel efforts to improve collections.
The scope of the project for this client included the following:
•	Ramped our team to 150 associates within the first six months;

•	Provided cost savings through outcome-based risk-reward commercial construct;

•	Full support to the company sales force across states;

•	Taken complete ownership of collections performance; and

•	Supporting patient queries on supplies and billings.

We improved the efficiency of our client’s collection, order processing, fulfillment and account management, while delivering consistent service levels and cost savings.
Finance and Accounting Services
In our finance and accounting services area, we offer critical finance and accounting services to our clients.
In June 2008, we acquired BizAps, a provider of SAP© solutions, to optimize the enterprise resource planning functionality for our finance and accounting processes. The acquisition of BizAps has enabled us to further assist our global customers in improving their shared services finance and accounting functions, including core processes such as procure-to-pay and order-to-cash. Based in the UK and the US, BizAps offers SAP© optimization services and SAP© certified solutions designed to simplify SAP© roll-out and enhance functionality for internal and outsourced shared services centers.
The following graphic illustrates the key finance and accounting services we provide:
Case Study
We work with a large electronics, media and entertainment conglomerate, providing it F&A services. This client has business interests in over 100 countries and is fully committed to strong corporate governance. The company aimed to set up a separate treasury services arm to act as an internal banking system for the group, providing various services for its affiliate companies including a foreign exchange hedging service, re-invoicing, funding and financial advising, and reporting.
The group’s business was growing and, as a result, the treasury services team was faced with a significant increase in volume of work. Increasing the team delivering treasury services in four major cities while seeking to reduce operational costs compounded the challenge of scale. The client decided to outsource some of its treasury operations to us to enhance its treasury services capabilities, and reduce operational costs while maintaining a high standard in regulatory compliance.

Our team currently provides business-critical services in major functional areas of treasury operations, including foreign exchange hedging, inter-company loans and deposits, cashless settlement, centralized cash pooling system, automatic sweeping service and proxy payment. The scope of services also include supporting the client’s ancillary processes such as re-invoicing, business / financial planning, and access management for a range of treasury systems. We also provide support in the following ways:
•	Carrying out the daily update of current cash and future cash flows resulting from both accounts receivable and accounts payable positions. This effort spans across more than 150 client affiliate companies. The information processed by the team is used by the client’s front office team to have a clear line of sight into present funds and future positions, which is vital to execute various deals in the market;

•	Performing various back office functions which constitute the core of any treasury function. These include deal confirmations, foreign exchange netting, bank and inter-company settlements, bank reconciliation and managing accounts payable processes for the client;

•	The daily monitoring of foreign exchange hedging activity including the deal reconciliation and user identity administration of the treasury system;

•	Delivering accounting services in an SAP© environment, including processes such as the monthly book closing for treasury entities, management accounting and reporting, accounting bank reconciliation, trade accounts reconciliation, centralized cash pooling system clearing and the preparation of budgets; and

•	Providing fair market value reporting based on Accounting Standards Codification, or ASC 815 “Derivatives and Hedging”, hedging position reports, monitoring and reporting outstanding borrowing and lending positions, daily cash position updates and the reporting and reconciliation of dividends from money market funds.
As a result of the team’s hard work and dedication, WNS was able to reduce operational costs and improve the client’s compliance with the US Sarbanes-Oxley Act of 2002.
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
Global Transformation Practice
In May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called business transformation services, which we have renamed as global transformation practice. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process redesigning and improvements using a variety of techniques, and leveraging technical and management development programs to achieve cost savings. Because the economic climate is dynamic, our clients seek cost savings beyond labor arbitrage and look for step changes in productivity and the ability to manage variability. To more effectively address our clients’ needs, we have restructured our existing capabilities in process and domain consulting, program management, and quality and technology analytics into a comprehensive service. Our services include implementation of best practices, technology-enabled solutions optimization and leading-edge analytics. We use various processes, tools and methodologies to deliver our global transformation practice, including the Six Sigma & Lean methodologies, engagement models tied to results, analytics-based business insights, domain and process expertise, process re-engineering, best practices, and standardization and automation.
The following graphic illustrates the key transformation services that we provide:

Sales and Marketing
The offshore business process outsourcing services sales cycle can be time consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and proposals for client business, facilitating client visits to our operational facilities, performing analysis including diagnostic studies and conducting pilot implementations to confirm our delivery abilities. Due to the complex nature of our sales cycle, we have aligned our sales teams to our vertical business units and staffed them with both hunting, or sales, professionals, as well as farming, or client relationship, professionals. Our hunters and farmers have specialized industry knowledge, which enables them to better relate to our prospective clients. This industry-focus enables our hunters to better understand the prospective client’s business needs and offer appropriate domain-specific solutions.
Our sales and sales support professionals are based in the Australia, Dubai, Eastern Europe, India, Singapore, the UK, and US. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Another key function delivered by our India team is providing leads on potential business opportunities as well as providing support for telephone sales. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We assign dedicated client partners and/or account managers to our key clients. These managers work with their clients daily at the client locations. They also are the conduit to our service delivery teams addressing clients' needs. More importantly, by leveraging their detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.
We have significantly grown our client facing team from 43 members as at March 31, 2010 to 55 members as at March 31, 2011, including hunters and farmers, during fiscal 2011. We are committed to additional expansion as the pipeline necessitates in fiscal 2012.
Clients
As at March 31, 2011, we had a diverse client base of 220 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries. We define significant clients as those who represent an ongoing business commitment to us, which includes substantially all of our clients within our WNS Global BPO segment and some of our clients within our WNS Auto Claims BPO segment. The other clients in our auto claims business offer only occasional business to us because of the small size of their automobile fleets and the consequent infrequent requirement of our auto claims services.
We believe the diversity in our client profile differentiates us from our competitors. See “Item 5. Operating and Financial Review and Prospects — Revenue” for additional information on our client base.
In fiscal 2011, the following were among our top 25 clients (including their affiliates) by revenue:

AVIVA	SITA
Biomet Inc.	T-Mobile
British Airways	Travelocity
Centrica plc	United Airlines
FedEx	Virgin Atlantic Airways Ltd
MMC
The table below sets forth the number of our clients by revenue less repair payments for the periods indicated. We believe that the growth in the number of clients who generate more than $1 million of annual revenue less repair payments indicates our ability to extend the depth of our relationships with existing clients over time.

	Year ended March 31,
	2011	2010
Below $1.0 million	163	173
$1.0 million to $5.0 million	39	36
$5.0 million to $10.0 million	12	12
More than $10.0 million	6	7
Competition
Competition in the business process outsourcing services industry is intense and growing steadily. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.” We compete primarily with:
•	focused business process outsourcing service companies based in offshore locations (primarily India), such as Genpact Limited, Firstsource Solutions Limited. and Exl Service Holdings, Inc.;

•	business process outsourcing divisions of numerous information technology service companies located in India such as Infosys BPO Limited (formerly Progeon Limited) owned by Infosys Technologies Limited, or Infosys, Tata Consultancy Services Limited, or TCS, and Wipro BPO, owned by Wipro Technologies Limited; and

•	global companies such as Accenture Limited., Affiliated Computer Services Inc., Electronic Data Systems Corporation, a division of Hewlett-Packard, and International Business Machines Corporation which provide an array of products and services, including broad-based information technology, software, consulting and business process outsourcing services.
However, while companies such as Infosys (through its business process outsourcing subsidiary, Infosys BPO Limited) and TCS can offer clients integrated information technology and business outsourcing services, we believe these companies focus on information technology as their core business.
In addition, departments of certain companies may choose to perform their business processes in-house, in some cases via an owned and operated facility in an offshore location such as India. Their employees provide these services as part of their regular business operations.
Intellectual Property
We use a combination of our clients’ software systems, third-party software platforms and systems and, in some cases, our own proprietary software and platforms to provide our services. Our principal proprietary software includes our platform for passenger revenue accounting called JADE and fare audit platform called VERIFARE, which we use in our travel and leisure business unit, and an auto claims software platform called Claimsflo, which we use in WNS Assistance. In addition, BizAps’s proprietary and licensed software are used to optimize clients’ functions and processes like ‘Procure to Pay’ and ‘Order to Cash’. Our proprietary and licensed software allows us to market our services with an integrated solution that combines a technology platform with our core business process outsourcing service offering. We customarily enter into licensing and non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our contracts usually provide that all intellectual property created for the use of our clients will be assigned to them. Our employees are also required to sign confidentiality agreements as a condition to their employment.
We have registered the trademark “WNS” and “WNS-Extending Your Enterprise” in EU, India, the Philippines (in certain relevant categories) and the US.

Technology
We have a dedicated team of technology experts who support clients at each stage of their engagement with us. The team conducts diagnostic studies for prospective clients and designs and executes technology solutions to enable offshore execution and management of the clients’ business processes. The global IT infrastructure is managed by an internal IT infrastructure and operations team, which seeks to ensure that our associates face minimal loss in time and efficiency in their work processes. The team supports over 16,000 desktops across 13 locations world-wide and includes specialists in the areas of wide-area-network, or WAN, local-area-network,or LAN, telecommunications, servers, desktop and information security.
Wide-area-network — We have designed and built ‘WNSnet’, a high-capacity global multi-protocol label switching network, connecting all of our delivery centers in India, Europe, Manila and Sri Lanka to network ‘points of presence’, or PoP, in the US and UK. There are two PoP in the US - one in Ashburn, Virginia and one in Los Angeles, California. In addition, there are two points of presence in the UK- one in Telecity, London and the other in Telehouse, London. Connectivity to our clients’ data centers is generally extended from two PoP to provide redundancy. The PoP are connected to our delivery centers on multiple high capacity leased circuits contracted from multiple telecom service providers and set up on diverse cable systems. This ensures that outage at any PoP, on any cable system or any service provider network will not impact end-to-end connectivity to customers. WNSnet is managed 24/7 by our network operations center, or NOC, which is based in Mumbai. A backup NOC has been set up in Pune as a contingency measure.
Contact Center Technology Infrastructure —We have installed the Avaya MultiVantage platform at all our call centers for delivering voice processes. The Avaya platform permits secure access to define and redefine the call flow, vectoring, agent skills, splits and other call routing parameters as and when required.
Data centers — We also offer facilities for hosting client data if required. We have data centers at Mumbai, Pune and Gurgaon in India with over 25,000 square feet of floor space. WNS hosts servers for over 125 clients in the data centers and also all servers required for our corporate applications.
Technology service management methodology — We have designed our technology service management methodology on the information technology infrastructure library framework. The competency developed by serving various clients across verticals is under continual upgrade and includes processes for the following: service desk, incident management, problem tracking and resolution, change control and management, configuration management and release management.
Process and Quality Assurance and Risk Management
Our process and quality assurance compliance programs are critical to the success of our operations. We have an independent quality assurance team to monitor, analyze, provide feedback on and report process performance and compliance. Our company-wide quality management system, which employs over 562 quality assurance analysts, focuses on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We also have over 731 employees in our quality assurance team that satisfies the ISO 9001:2000 standards for quality management systems. We apply the Six Sigma and LEAN methodologies which are statistical methodologies for improving consistent quality across processes as well as quality management principles for improving the operation of our clients’ processes and providing a consistent level of service quality to our clients. As at March 31, 2011, more than 699 of our projects were completed according to the Six Sigma and LEAN methodologies and currently 65 projects are ongoing. We were awarded the Golden Peacock National Quality Award for the year 2011 for our excellence in delivering transformational and cutting-edge outsourcing solutions. We also received the Golden Peacock Eco-Innovation Award for Green Lean Sigma Program awarded by The World Environment Foundation in 2009 and for innovation in 2007. We also apply other process re-engineering methodologies to further improve our process delivery and undertake periodic audits of both our information systems policy and implemented controls.
Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk.
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
Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2005 to manage organizational information security risks. These measures seek to ensure that sensitive company information remains secure. Currently, information security systems at 10 delivery centers are ISO 27001:2005 certified, and we expect to seek similar certifications in our newer delivery centers. In addition, we comply with the Payment Card Industry (PCI) Data Security Standard which is a multifaceted security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data.
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
Human Capital
As at March 31, 2011, we had 21,523 employees, of which 252 are based in Costa Rica, 18,731 are based in India, 1,429 are based in the Philippines, 327 are based in Romania, 372 are based in Sri Lanka, 354 are based in the UK and 58 are based in the US. Most of our associates hold university degrees. As at March 31, 2010 and 2009, we had 21,958 and 21,356 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.
Recruiting and Retention
We believe that we have developed effective human resource strategies and a strong track record in recruiting. As part of our recruiting strategy, we encourage candidates to view joining our organization as choosing a long-term career in the field of travel, BFSI or another specific industry or service area. We use a combination of recruitment from college campuses and professional institutes, via recruitment agencies, job portals, advertisements and walk-in applications. In addition, a significant number of our applicants are referrals by existing employees. We currently recruit an average of 920 employees per month.
During fiscal 2011, 2010 and 2009, the attrition rate for our employees who have completed six months of employment with us was 43%, 32% and 31%, respectively.
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
In 2010 our focus was bringing higher education to our employees and we launched a higher education fair where we invited top education institutes to our open house to offer our employees an opportunity to select a program of their choice at a fee exclusive to us. We offered this across our India locations. The fourth batch of WNS leaders graduated from the co-branded WNS Harvard Program and the third batch of MBA’s graduated from Symbiosis Business school this year. Over 14,000 employees have been trained on various behavioural and functional programs.

In fiscal 2011, the WNS Learning Academy launched “LA TV”, a Blackberry based corporate training (BB-Training) tool. It is an innovative medium to bring learning to our time-pressed and constantly on-the-go leaders. We have expanded our global footprint and all the training programs are made available across locations. To be able to do this, master trainers travel and conduct “Train the Trainer” programs. We have even deployed one of our facilitators to Sri Lanka for a year to build the learning capability at Colombo. Learning and development (or “L&D”) proactively works on diversity, cross-cultural sensitization, and understanding how the business works in different geographies. The in-house content team is quick to customize programs to the cultural, geographic and company nuances, which is a key benefit for our organization.
In fiscal 2012, our focus will be to engage in strategic tie-ups and alliances with top-of-the line external partners to facilitate learning quality and brand and develop our senior leadership pipeline. The L&D framework will address developmental and functional need at the junior management level, leadership and sales focus at the middle management level and business and strategic development at the senior leadership level.
Regulations
Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Europe, India, Sri Lanka, the Philippines and the US that regulate various aspects of our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.”
Regulation of our industry by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Indian government, including a tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. The tax holiday enjoyed by our delivery centers located in Bangalore, Chennai, Gurgaon, Mumbai, Nashik and Pune expired on April 1, 2011, except for the tax holiday enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune which expired on April 1, 2007, April 1, 2008 and April 1, 2009, respectively. As a result of these incentives, our operations have been subject to lower Indian tax liabilities. In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT. MAT was applied at the rate of 11.33% in the case of profits exceeding 10 million ($0.2 million based on the exchange rate on March 31, 2011) and 10.3% in the case of profits not exceeding 10 million from fiscal 2007 to fiscal 2009 and was increased to the rate of 16.99% in the case of profits exceeding 10 million and 15.45% in the case of profits not exceeding 10 million in fiscal 2010. MAT has been further increased to (1) 19.93% in the case of profits exceeding 10 million and 18.54% in the case of profits not exceeding 10 million in fiscal 2011, and (2) 20.01% in the case of profits exceeding 10 million and 19.06% in the case of profits not exceeding 10 million in fiscal 2012. The Government of India has pursuant to the Indian Finance Act, 2011 levied MAT on the profits earned by the SEZ units. As a result of the adoption of the Indian Finance Act, 2007, we became subject to MAT and have been required to pay additional taxes since fiscal 2008. To the extent MAT paid exceeds the actual tax payable on the taxable income; we would be able to set off such MAT credits against tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. In addition to this tax holiday, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation/regulations. These benefits include preferential allotment of land in industrial areas developed by the state agencies, incentives for captive power generation, rebates and waivers in relation to payments for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.
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
It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, there is no prohibition on them either by statute or by customary law. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant, the Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order 1983, or the Order, provides that such judgement would not be enforceable in Jersey and the amount which may be payable by such defendant may be limited. The Order provides, among others, that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, Jersey or other territory for whose international relations the United Kingdom is responsible or a person carrying on business in Jersey.
Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. It is doubtful whether an original action based on US federal securities laws can be brought before Jersey courts. A plaintiff who is not resident in Jersey may be required to provide security for costs in the event of proceedings being initiated in Jersey.
There is uncertainty as to whether the courts of India would, and Mourant Ozannes, our counsel as to Jersey law, have advised us that there is uncertainty as to whether the courts of Jersey would:
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
A judgment of a foreign court, which is not a court in a reciprocating territory, may be enforced in India only by a suit upon the judgment, subject to Section 13 of the Civil Code and not by proceedings in execution and such judgment of a foreign court is considered as evidence. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive evidence as to any matter directly adjudicated upon except:

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

WNS Group Corporate Structure

WNS (Holdings) Limited (Jersey, Channel Islands)
WNS North America Inc. (Delaware, US)
WNS Global Services Netherlands Cooperative U.A.(1) (Netherlands)
WNS (Mauritius) Limited (Mauritius)
WNS Customer Solutions North America, Inc(6) (Delaware, US)
Town & Country Assistance Limited(7) (United Kingdom)
WNS Global Services (UK) Limited (United Kingdom)
Business Applications Associates Limited(9) (United Kingdom)
WNS Business Consulting Services Private Limited(2) (India)
WNS Global Services (Romania) S.R.L. (Romania)
WNS Philippines Inc.(3) (Philippines)
65%
WNS Global Services Philippines, Inc. (Philippines)
WNS Global Services (Private) Limited (Sri Lanka)
83%
WNS Global Services Private Limited (India)
WNS Cares Foundation(8) (India)
WNS BPO Services Costa Rica, S.A. (Costa Rica)
17%
WNS Capital Investment Limited (Mauritius)
WNS Customer Solutions (Singapore) Private Limited (Singapore)
W.N.S Global FZE (UAE)
WNS Workflow Technologies Limited (United Kingdom)
Chang Limited(7) (United Kingdom)
Accidents Happen Assistance Limited(4) (United Kingdom)
Business Applications Associates, Inc. (Delaware, US)
WNS Customer Solutions (Private) Limited (Sri Lanka)
WNS Global Services (Australia) Pty Ltd (Australia)
Baizan International Software Technology (Beijing) Co. Ltd.(5) (China)

Notes:
(1)	WNS (Holdings) Limited made 99.99% capital contribution in WNS Global Services Netherlands Cooperative U.A. (“the Co-op”). The remaining 0.01% capital contribution in the Co-op was made by WNS North America, Inc., to satisfy the regulatory requirement to have a minimum of two members.

(2)	All the shares except one share of WNS Business Consulting Services Private Limited (formerly known as WNS Mortgage Services Private Limited) are held by WNS North America, Inc. The remaining one share is held by a nominee shareholder on behalf of WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.

(3)	WNS Philippines Inc is a joint venture company set up between the Co-Op and Advanced Contact Solutions, Inc., or ACS. ACS has assigned its rights and obligations under the joint venture agreement in favor of its holding company Paxys Inc, Philippines. The Co-op has a 65% ownership interest in WNS Philippines Inc.

(4)	Formerly subsidiary of Chang Limited. The shares are now held by WNS Global Services (UK) Limited.

(5)	Formerly subsidiary of Business Applications Associates Limited. The shares are now held by WNS Customer Solutions (Singapore) Private Limited.

(6)	Formerly subsidiary of WNS Global Services Private Limited. The shares are now held by WNS (Holdings) Limited. WNS Customer Solutions North America, Inc. has filed an application with the Secretary of State of the State of Delaware for a merger with and into WNS North America Inc. and the certificate of merger from the Secretary of State of the State of Delaware is pending.

(7)	Pursuant to Section 1003 of the Companies Act 2006, UK, Chang Limited and Town & Country Assistance Limited have applied for voluntary dissolution. Notices for striking off were published in the London Gazette on February 1, 2011 and effective 90 days from the date of publication, the said entities will be struck-off from the UK companies register if the UK Companies House does not receive any objection for the proposed striking off.

(8)	WNS Cares Foundation is a not-for-profit organization registered under Section 25 of the Companies Act, 1956, India formed for the purpose of promoting corporate social responsibilities and not considered for the purpose of preparing our consolidated financial statements.

(9)	Business Applications Associates Limited is in the process of voluntary dissolution.
D. Property, Plant and Equipment
As at March 31, 2011, we have an installed capacity of 16,278 workstations (excluding Sofotel premises(6)), or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

	Total Space	Total Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
India:
Mumbai	362,391	2,790
Godrej Plant 10(2)			Tenancy-at-will	N/A
Godrej Plant 11 (old)(2)			Tenancy-at-will	N/A
			Tenancy-at-will	N/A
Godrej Plant 11			October 23, 2011	July 23, 2014
Godrej Plant 5			November 30, 2012	August 31, 2015
Raheja (SEZ) Airoli(3)			May 31, 2019	N/A
Gurgaon	195,733	2,119
Infinity Towers A & B			April 30, 2014	N/A
			May 31, 2014	N/A
Infinity Tower C			March 31, 2015	N/A
DLF (SEZ) 6(4)			September 15, 2012	September 15, 2017

	Total Space	Total Number of
Location	(square feet)	Workstations/Seats	Lease Expiration	Extendable Until(1)
Pune	441,564	5,017
Magarpatta(5)			N/A	N/A
Weikfield(6)			February 14, 2014	February 14, 2018
			April 30, 2014	April 30, 2018
			June 14, 2014	June 14, 2018
Nashik	88,356	987
Shreeniketan			June 30, 2013	N/A
Vascon			October 14, 2013	October 14, 2017
Bangalore	191,890	2,004
RMZ Continental			June 14, 2015	June 14, 2025
			October 31, 2015	October 31, 2025
			June 14, 2015	June 14, 2025
Chennai	133,240	818
RMZ Millenia			March 31, 2012	August 31, 2048
DLF SEZ			March 31, 2016	N/A
Sri Lanka:	33,124	401
Colombo (HNB)			July 31, 2011	N/A
UK:	30,549	452
Ipswich			August 26, 2012	N/A
Cheadle(7)			July 25, 2020	N/A
Piccadilly(8)			February 1, 2017	N/A
Chiswick High Road(9)			December 31, 2011	N/A
Hayes(10)			February 28, 2021	N/A
US:	3,706	18
New York			May 31, 2011	N/A
Houston			May 31, 2011	N/A
Romania:	26,748	300
Bucharest(11)			December 31, 2012	N/A
The Philippines:	74,807	1,161
Eastwood(12)			November 30, 2015	August 31, 2018
			June 30, 2016	June 30, 2019
Costa Rica	11,528	211
Forum San Jose (old)			January 31, 2016	N/A
Forum San Jose (new)(13)			April 30, 2016	N/A

Notes:
N/A means not applicable.

(1)	Reflects the expiration date if each of our applicable extension options are exercised.

(2)	The lease agreements for Godrej Plant 10 and Godrej Plant 11(old) expired on February 15, 2011 and May 31, 2010/January 31, 2011, respectively. We have been in negotiations with the landlord to enter into a new lease agreement for Godrej Plant 10 and Godrej Plant 11(old) and expect to enter into the new lease agreement by end of June 2011.

(3)	We expect to complete the interior fit out works by the first quarter of fiscal 2012.

(4)	We surrendered an unutilized space of 97,318 square feet.

(5)	We own these premises.

(6)	The operations at our prior Sofotel delivery center were transferred to our existing facility at Weikfield and we surrendered the Sofotel premises to the landlord. We completed the interior fit out works in the balance three floors of Weikfield premises in March 2011.

(7)	The operations at our prior Marple delivery center were transferred to our new facility at Cheadle and we surrendered the Marple premises to the landlord.

(8)	This is a new client facing facility.

(9)	We have sent the landlord a notice to terminate the lease and the premises will be vacated on April 30, 2011.

(10)	We have commenced the interior fit out works and expect to move into this office premises in April 2011.

(11)	No option to renew unless mutually agreed by the parties in writing.

(12)	The operations at our prior Superstore delivery center were transferred to our existing facility at Eastwood and we surrendered the Superstore premises to the landlord.

(13)	We expect to complete the interior fit out works by the first quarter of fiscal 2012.
Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations.
In fiscal 2012, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.
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

Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Asia Pacific, Europe and North America regions. As at March 31, 2011, we had 21,523 employees across all our delivery centers. According to NASSCOM, we have been among the top three India-based offshore business process outsourcing companies based on export revenue since 2004.
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
Between fiscal 2007 and fiscal 2011, our revenue grew from $345.4 million to $616.3 million, representing a compound annual growth rate of 15.6%, and our revenue less repair payments grew from $219.6 million to $369.4 million, representing a compound annual growth rate of 13.9%. During this period we grew both organically and through acquisitions.
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) for the periods indicated:

	Year ended March 31,
	2011	2010	2009
	(US dollars in millions)
Revenue	$616.3	$582.5	$520.9
Less: Payments to repair centers	246.9	192.0	135.9

Revenue less repair payments	$369.4	$390.5	$385.0

Global Economic Conditions
In Asia, Europe and the United States, market and economic conditions have been challenging with tighter credit conditions and slower growth since fiscal 2009. Since fiscal 2009 and continuing into fiscal 2012, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, and declining business and consumer confidence, have, since fiscal 2009 and continuing into fiscal 2012, contributed to extreme volatility.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2011, 2010 and 2009 depreciated 2.6%, 7.2% and 14.3% as compared to the average exchange rate for fiscal 2010, 2009 and 2008 respectively, which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure, and insurance industries. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
Change from US GAAP to IFRS
Beginning with the fiscal year ending March 31, 2012, we intend to report our financial results under IFRS, as issued by the IASB. We do not expect the adoption of IFRS as issued by the IASB to have a material impact on our results of operations, financial position and cash flows.
Restatement of our Consolidated Financial Statements
Last year we concluded, based on our consultation with our Audit Committee, that corrections to our prior accounting treatment for fees earned from garages, and revenue and costs on completed but unbilled repairs, are required in our Auto Claims BPO segment for the years ended March 31, 2009, 2008, 2007 and 2006 and the selected quarterly financial information for each of the first, second and third quarters for the year ended March 31, 2010 and each of the quarters of the year ended March 31, 2009. Accordingly, we restated our previously issued financial statements. The restated financial information is available in our annual report for the year ended March 31, 2010 and is also included in this annual report. The last year’s annual report contains the details of the accounting treatment and the adjustments made as a result of the restatement.
Our History and Milestones
We began operations as an in-house unit of British Airways in 1996, and became a focused third-party business process outsourcing service provider in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:
•	In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPO, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing.

•	In fiscal 2003, we invested in capabilities to begin providing enterprise services, and research and analytics services to address the requirements of emerging industry segments in the offshore outsourcing context.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, and banking, financial services and insurance, or BFSI, industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India, and Colombo, Sri Lanka, thereby expanding our operating footprints across India, Sri Lanka and the UK.

•	In fiscal 2006, we acquired Trinity Partners (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process outsourcing services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Gurgaon, Mumbai and Pune.

•	In fiscal 2007, we acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania.

•	In April 2008, we opened a facility in Manila, the Philippines.

•	In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK through its wholly-owned subsidiary, Call 24-7.

•	In June 2008, we acquired BizAps, a provider of SAP© solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we entered into the transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.

•	In November 2009, we opened a facility in San Jose, Costa Rica.

•	In January 2010, we moved from our existing facility to a new and expanded facility in Manila, the Philippines.

•	In October 2010, we moved from our existing facility in Marple to Manchester, UK and expanded our facility in Manila, the Philippines.

•	In November 2010, we expanded our sales office in London, UK.

•	In March 2011, we expanded our facility in Bucharest, Romania.
As a result of these acquisitions and other corporate developments, our financial results in corresponding periods may not be directly comparable.
Revenue
We generate revenue by providing business process outsourcing services to our clients. In fiscal 2011, our revenue was $616.3 million as compared to $582.5 million in fiscal 2010, representing an increase of 5.8%. In fiscal 2011, our revenue less repair payments was $369.4 million as compared to $390.5 million in fiscal 2010, representing a decrease of 5.4%.
We have a large client base diversified across industries and geographies. Our client base grew from 14 clients in May 2002 to 220 clients as at March 31, 2011 (for our definition of “significant clients,” see “Item 4. Information on the Company — B. Business Overview — Clients”).
Our revenue is characterized by client, industry and geographic diversity, as the analysis below indicates.
Revenue by Top Clients
Since the time of the Warburg Pincus investment in our company, we have increased our client base and significantly reduced our client concentration. Prior to this investment, our largest client contributed over 90% of our revenue. In comparison, during fiscal 2011, our largest client contributed 16.4% of our revenue and 20.4% of our revenue less repair payments.
The following table sets forth the percentage of revenue and revenue less repair payments that we derived from our largest clients for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year ended March 31,			Year ended March 31,
	2011	2010	2009	2011	2010	2009
Top five clients	54.3%	53.0%	53.4%	41.1%	45.1%	46.3%
Top ten clients	65.8%	64.8%	67.3%	53.4%	58.2%	60.7%
Top twenty clients	77.8%	76.5%	77.9%	70.2%	73.5%	74.2%

In fiscal 2011, our three largest clients individually accounted for 16.4%, 13.2% and 12.2%, respectively, of our revenue as compared to 15.5%, 13.4% and 12.6% respectively, in fiscal 2010.
Revenue by Industry
For financial statement reporting purposes, we aggregate several of our operating segments, except for WNS Auto Claims BPO (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under US GAAP. See “— Results by Reportable Segment”.
In May 2002, when Warburg Pincus acquired a majority stake in our business, we were primarily providing business process outsourcing services to airlines. Since then we have expanded our service portfolio across the travel and leisure industry and have also established significant operations in BFSI and other industries.
To achieve in-depth domain expertise and provide industry-specific services to our clients, we organize our business delivery along industry-focused business units. These business units seek to leverage our domain expertise to deliver industry-specific services to our clients. Prior to April 1, 2011, our industry-focused business units were:
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
Our revenue and revenue less repair payments are diversified along these business units in the proportions and for the periods set forth in the table below:

	Revenue			Revenue Less Repair Payments
	Year ended March 31,			Year ended March 31,
Business Units	2011	2010	2009	2011	2010	2009
Travel and leisure	13.8%	16.3%	19.6%	23.0%	24.3%	26.5%
BFSI	66.5%	65.4%	62.6%	44.2%	48.4%	49.5%
Industrial and infrastructure	9.1%	7.6%	6.9%	15.1%	11.4%	9.3%
Emerging businesses	10.6%	10.7%	10.9%	17.7%	15.9%	14.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

As at April 1, 2011, we have reorganized our company into the following vertical business units to provide more specialized focus on each of these industries: insurance, travel and leisure, banking and financial services, consulting and professional services, healthcare, utilities, shipping and logistics, and manufacturing, retail, consumer products, telecom and diversified businesses.
For comparison purposes, the following tables set forth the contribution to revenue and revenue less repair payments in fiscal 2011 by each business unit under one prior vertical business unit structure and one new vertical business unit structure. See “Item 4. Information on the Company — Business Process Outsourcing Service Offerings” section for detailed information on this new structure.

				As percentage of
		As percentage of	Revenue less	revenue less
Prior vertical structure	Revenue	revenue	repair payments	repair payments
	(US dollars in millions)
Travel and leisure	$85.0	13.8%	$85.0	23.0%
BFSI	410.0	66.5%	163.1	44.2%
Industrial and infrastructure	55.9	9.1%	55.9	15.1%
Emerging businesses	65.4	10.6%	65.4	17.7%

Total	$616.3	100.0%	$369.4	100.0%

				As percentage of
		As percentage	Revenue less	revenue less
New vertical structure	Revenue	of revenue	repair payments	repair payments
	(US dollars in millions)
Insurance	$370.1	60.1%	$123.2	33.4%
Travel and leisure	83.9	13.6%	83.9	22.7%
Banking and financial services	26.4	4.3%	26.4	7.1%
Consulting & professional services	26.3	4.3%	26.3	7.1%
Healthcare	25.7	4.2%	25.7	7.0%
Utilities	19.5	3.2%	19.5	5.3%
Shipping and logistics	9.8	1.6%	9.8	2.6%
Manufacturing, retail, consumer products, telecom and diversified businesses	54.6	8.9%	54.6	14.8%

Total	$616.3	100.0%	$369.4	100.0%

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
Revenue by Geography
The majority of our clients are located in Europe (primarily the UK) and North America (primarily the US). The share of our revenue from the UK increased to 60.9% in fiscal 2011 from 58.2% in fiscal 2010 due primarily to an increase in business from existing clients in our auto claims business. The share of our revenue less repair payments from the UK decreased to 54.0% in fiscal 2011 from 55.2% in fiscal 2010 primarily due to the adverse exchange rate movement of pound sterling to US dollar by an average of 2.6% in fiscal 2011 as compared to fiscal 2010. Since the time of the Warburg Pincus investment in our company in fiscal 2003, we have invested in establishing a sales and marketing presence in North America, which has resulted in our revenue less repair payments coming from North America representing a significant portion of our revenue less repair payments.
The following table sets forth the composition of our revenue and revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue			Revenue Less Repair Payments
	Year ended March 31,			Year ended March 31,
	2011	2010	2009	2011	2010	2009
UK	60.9%	58.2%	55.9%	54.0%	55.2%	58.2%
Europe (excluding the UK)	15.9%	16.7%	18.8%	7.2%	7.4%	7.5%
North America (primarily the US)	22.2%	24.5%	25.0%	37.0%	36.5%	33.9%
Rest of World	1.0%	0.6%	0.3%	1.8%	0.9%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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
Pursuant to the master services agreement with AVIVA MS, or the AVIVA master services agreement, we provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we have agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. In March 2009, we entered into a variation deed to the AVIVA master services agreement pursuant to which we commenced provision of services to AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. AVIVA’s Canadian business has ceased to require our BPO services and we are currently providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.
Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for our contract with one of our top five clients based on revenue less repair payments in fiscal 2010, and the AVIVA master services agreement that we entered into in July 2008 as described above. AVIVA MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a variation agreement to the AVIVA master services agreement pursuant to which AVIVA MS agreed to increase the minimum volume commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August 1, 2011 to January 31, 2012. The minimum volume commitment will revert to 3,000 billable full time employees after January 31, 2012 for the remaining term of the AVIVA master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit AVIVA MS to terminate the AVIVA master services agreement without cause at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to WNS Global Singapore in July 2008, at any time after expiry of 24 months from September 19, 2008, and in the case of the Pune facility which was transferred to WNS Global Singapore in August 2008, at any time after expiry of 24 months from October 10, 2008, in each case, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was met in fiscal 2011.
Under the terms of our agreement with one of our top five clients, the annual forecasted revenue to be provided to us for calendar year 2010 amounts to $41.1 million. In the event actual revenue provided to us in any year is less than 75% of the annual forecasted revenue for that year, or the annual minimum revenue commitment, the client has agreed to pay us 65% of the difference between the annual minimum revenue commitment and the actual revenue provided for that year after certain deductions. However, notwithstanding these minimum revenue commitments, there are also termination at will provisions which permit the client to terminate the individual statements of work without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the annual minimum revenue commitment. Our earlier agreement with this client was due to expire in December 2010. We re-negotiated this agreement and entered into a new agreement with the client on December 31, 2009. The new agreement replaced our earlier agreement and became effective on April 1, 2010 and expires in December 2015. Under the terms of the renewed agreement, the client has not committed to provide us any minimum volume of business, however, we will be the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. Under the earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the new contract with this client. The early termination of the old agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e., over the period from April 1, 2010 to December 31, 2015).

FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and revenue less repair payments, respectively. Contractually, FMFC was obligated to provide us with annual minimum revenue, or pay the shortfall, through fiscal 2011. We have filed claims in FMFC’s Chapter 11 case both for the payment of unpaid invoices for services rendered to FMFC before FMFC filed for Chapter 11 bankruptcy, for our entitlement under FMFC’s annual minimum revenue commitment, and for administrative expenses. The amount of outstanding claims filed totaled $15.6 million. In a judgment passed by the bankruptcy court in 2009, the claim filed by WNS amounting to $11.7 million on account of loss of profit from the remainder of the minimum revenue commitment has been denied. We filed an appeal against this order in the bankruptcy appellate court, Tucson, Arizona. On August 31, 2010, the appellate court passed judgment in our favor thereby reversing the orders passed by the bankruptcy court and remanded the matter back to the bankruptcy court. In the same matter, the liquidating trustee, appointed by the bankruptcy court, has filed a petition against us claiming a refund of payments made by FMFC to us during the 90 days period immediately prior to its filing of the bankruptcy petition. FMFC paid a sum of $4 million during the period from May 22, 2007 through August 21, 2007. All these payments were made in the ordinary course of business and were against the undisputed invoices of the services provided by us to FMFC during the relevant period. On August 31, 2010, we entered into a settlement agreement with the liquidating trustee pursuant to which the liquidating trustee agreed to allow our claims to the extent of $11.8 million and dismissal of the liquidating trustee’s claim of $4 million for payments made by FMFC to us and we agreed to make a settlement payment of $50,000 to the liquidating trustee. On October 3, 2010, the bankruptcy court approved the settlement agreement and on October 13, 2010 we made the settlement payment of $50,000 to the liquidating trustee. At this stage we cannot confirm the amount which we can realize from the allowed claims. In fiscal 2008, we had provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC.
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

Employee costs are also a significant component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Item 4. Information on the Company — B. Business Overview — Human Capital.” We expect our employee costs to increase as we expect to increase our headcount to service additional business and as wages continue to increase in India. See “Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization. Our infrastructure costs are comprised of depreciation, lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.
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
SG&A expenses as a proportion of revenue were 13.1% in fiscal 2011 as compared with 14.8% for fiscal 2010. SG&A expenses as a proportion of revenue less repair payments were 21.8% in fiscal 2011 as compared with 22.1% for fiscal 2010. We expect SG&A expenses to increase but at a lower rate than the increase in our revenue less repair payments.
We expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2012 but at a lower rate than the increase in our revenue less repair payments.
We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2012. See “Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.
Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of PRG Airlines’ fare audit services business in August 2006, GHS’ financial accounting business in September 2006, Marketics in May 2007, Flovate in June 2007, Call 24-7 in April 2008, BizAps in June 2008 and Aviva Global in July 2008.
Other (income) expense, net
Other (income) expense, net is primarily comprised of interest income and foreign exchange gains or losses.
Interest Expense
Interest expense primarily relates to interest charges payable on our secured 2010 Term Loan facility taken to refinance our 2008 Term Loan which was incurred to finance our transaction with AVIVA and interest charges arising from our short-term borrowings and line of credit.
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
The following table presents certain operating data as of the dates indicated:

	As at March 31,
	2011	2010	2009
Total headcount	21,523	21,958	21,356
Built up seats(1)	16,278	15,836	15,485
Used seats(1)	13,256	13,659	12,456
Seat utilization rate(2)	1.4	1.4	1.4
Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase headcount.
(2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the fiscal year by two.
Foreign Exchange
Exchange Rates
Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (73.1% and 55.1%, respectively, in fiscal 2011, 71.9% and 58.1%, respectively, in fiscal 2010, and 71.4% and 61.4%, respectively, in fiscal 2009) and US dollars (23.5% and 39.2%, respectively, in fiscal 2011, 24.9% and 37.1%, respectively, in fiscal 2010, and 25.5% and 34.4%, respectively, in fiscal 2009), most of our expenses (net of payments to repair centers) (56.4% in fiscal 2011, 58.5% in fiscal 2010 and 61.6% in fiscal 2009) are incurred and paid in Indian rupees. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/US dollar exchange rate was approximately 45.57 per $1.00 in fiscal 2011, which represented an appreciation of the Indian rupee of 4.0% as compared with the average exchange rate of approximately 47.46 per $1.00 in fiscal 2010, which in turn represented a depreciation of the Indian rupee of 3.0% as compared with the average exchange rate of approximately 46.10 per $1.00 in fiscal 2009. The average pound sterling/US dollar exchange rate was approximately £0.64 per $1.00 in fiscal 2011, which represented a depreciation of the pound sterling of 2.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2010, which in turn represented a depreciation of the pound sterling of 7.2% as compared with the average exchange rate of approximately £0.58 per $1.00 in fiscal 2009. We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”
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

Currency Regulation
Our Indian subsidiaries are registered as exporters of business process outsourcing services with STPI or SEZ. According to the prevailing foreign exchange regulations in India, an exporter of business process outsourcing services registered with STPI or SEZ is required to receive its export proceeds in India within a period of 12 months from the date of such exports in order to avail itself of the tax and other benefits. In the event that such a registered exporter has received any advance against exports in foreign exchange from its overseas customers, it is required to render the requisite services so that such advances are earned within a period of 12 months from the date of such receipt. If such a registered exporter does not meet these conditions, it will be required to obtain permission from the Reserve Bank of India to receive and realize such foreign currency earnings.
A majority of the payments we receive from our clients are denominated in pound sterling, US dollars and Euros. For most of our clients, our subsidiaries in Mauritius, the Netherlands, the UK and the US enter into contractual agreements directly with our clients for the provision of business process outsourcing services by our Indian subsidiaries, which hold the foreign currency receipts in an export earners’ foreign currency account. All foreign exchange requirements, such as for the import of capital goods, expenses incurred during overseas travel by employees and discharge of foreign exchange expenses or liabilities, can be met using the foreign currency in the export earners’ foreign currency account in India. As and when funds are required by us, the funds in the export earners’ foreign currency account may be transferred to an ordinary rupee-denominated account in India.
There are currently no Jersey, UK or US foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations.
Income Taxes
We operate in multiple tax jurisdictions including Australia, China, Costa Rica, India, Mauritius, the Netherlands, Romania, the Philippines, Singapore, Sri Lanka, United Arab Emirates, the UK and the US. As a result, our effective tax rate will change from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.
Our Indian operations are eligible to claim income tax exemption with respect to profits earned from export revenue by various delivery centers registered with STPI. This benefit used to be available from the date of commencement of operations to March 31, 2009, subject to a maximum of ten years. In May 2008, the Government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which further extended the STPI tax holiday period by an additional year through fiscal 2011. We had 13 such delivery centers in fiscal 2011, 13 such delivery centers in fiscal 2010 and 14 such delivery centers in fiscal 2009. While the tax benefits enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune expired on April 1, 2007, 2008 and 2009, respectively, the tax benefits of our remaining delivery centers expired on April 1, 2011. Upon expiry of the tax holiday, profits of STPI units will be taxable at the rate of 32.45%.
One of our Sri Lankan subsidiaries is also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the Board of Investment, Sri Lanka. This tax holiday is available for five years from the year of assessment in which the subsidiary commences to make profits or any year of assessment not later than two years from the date of commencement of operations, whichever is the earlier. The tax holiday for this Sri Lankan subsidiary expired on April 1, 2011. However, recently the Government of Sri Lanka has under the Sri Lankan Inland Revenue Act, exempted the profit earned from export revenue from tax. This will enable our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lankan Inland Revenue Act following the expiry of the tax holiday. The tax holiday for another Sri Lankan subsidiary expired on March 31, 2009.
Our joint venture company in the Philippines, WNS Philippines Inc., and its wholly-owned subsidiary, WNS Global Services Philippines, Inc., are also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Board of Investment and the Philippines Economic Zone Authority. This tax holiday is available for four years from the date of grant of the tax exemption. Upon expiry of the tax holiday in fiscal 2013, income generated by WNS Philippines Inc. and WNS Global Services Philippines, Inc. will be taxed at the then prevailing annual tax rate which is currently 30%.
Our subsidiary in Costa Rica is also eligible for 100% income tax exemption for an initial eight years and 50% for the four years thereafter, starting from the date of commencement of the operation on November 16, 2009.

In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT. MAT was applied at the rate of 11.33% in the case of profits exceeding 10 million ($0.2 million based on the exchange rate on March 31, 2011) and 10.3% in the case of profits not exceeding 10 million from fiscal 2007 to fiscal 2009 and was increased to the rate of 16.99% in the case of profits exceeding 10 million and 15.45% in the case of profits not exceeding 10 million in fiscal 2010. MAT has been further increased to (1) 19.93% in the case of profits exceeding 10 million and 18.54% in the case of profits not exceeding 10 million in fiscal 2011, and (2) to 20.01% in the case of profits exceeding 10 million and 19.06% in the case of profits not exceeding 10 million in fiscal 2012. As a result of the adoption of Indian Finance Act, 2007, we became subject to MAT and have been required to pay additional taxes since fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. We expect to be able to set off our MAT payments against our increased tax liability based on taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.
As a result of the foregoing, the additional income tax expense we would otherwise have had to incur at the statutory rates in India and Sri Lanka, if the tax exemption was not available, would have been approximately $14.1 million for fiscal 2011, $15.6 million for fiscal 2010 and $16.1 million for fiscal 2009. Following the expiry of our tax holiday effective April 1, 2012, our tax expense will materially increase. Our Indian operations had incurred tax losses from some of its STPI units which have not been set off against the other taxable income, therefore tax losses are being carried forward to subsequent years. We have not recognized a deferred tax asset on such carried forward losses as there is uncertainty regarding the availability of such operating losses to be set off against taxable income in subsequent years.
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
In 2005, the Government of India implemented the Special Economic Zone, or SEZ, legislation with the effect that taxable income of new operations established in designated SEZs may be eligible for tax exemption equal to (i) 100% of their profits or gains derived from export income for the first five years from the commencement of operations; (ii) 50% of those profits or gains derived from export income for the next five years; and (iii) 50% of those profits or gains derived from export income for a further five years, subject to satisfying certain capital investment requirements. Our delivery center in Gurgaon set up in fiscal 2008 benefits from this tax holiday equal to 100% exemption until fiscal 2012 and 50% from fiscal 2013 until fiscal 2022. The Government of India has pursuant to the Indian Finance Act, 2011 levied MAT on profits earned by SEZ units at the rate 20.01%.
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
In limited instances we have entered into minimum commitment arrangements, wherein the service contracts either provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. In such minimum commitment arrangements where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. However, when the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in subsequent years, we recognize deferred revenue for the shortfall which has been invoiced and received. To the extent we have sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recognized as revenue in that period. In order to determine whether we have sufficient experience, we consider several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and us; (ii) the length of time for which we have such historical experience; (iii) future volume expected based on projections received from the client; and (iv) our internal expectations of the ongoing volume with the client. Otherwise the deferred revenue will remain until such time we can conclude that we will not receive revenue in excess of the minimum commitment. For certain agreements, we have retroactive discounts related to meeting agreed volumes. In such situations, we record revenue at the discounted rate, although we initially bill at the higher rate, unless we can determine that the agreed volumes will not be met, based on the factors discussed above.
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
Fair value of a reporting unit is determined using the income approach which involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rate, and operating margins used to calculate projected future cash flows, weighted average cost of capital, discount rates, risk-free rates, market rate of return, risk premiums, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2011, did not result in an impairment charge.
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
Further ASC 740-10 requires us to recognize a provision for uncertainty in income taxes based on minimum recognition threshold. We apply a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining, based on the technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement. We include interest and/or penalties related to unrecognized tax benefits within our provision for income tax expense.
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

Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	Revenue			Revenue Less Repair Payments
	Year ended March 31,			Year ended March 31,
	2011	2010	2009	2011	2010	2009
				Unaudited	Unaudited	Unaudited
Cost of revenue	79.8%	75.4%	75.2%	66.3%	63.3%	66.5%
Gross profit	20.2%	24.6%	24.8%	33.7%	36.7%	33.5%
Operating expenses:
SG&A	13.1%	14.8%	14.5%	21.8%	22.1%	19.6%
Amortization of intangibles assets	5.2%	5.6%	4.8%	8.6%	8.3%	6.5%
Operating income	2.0%	4.2%	5.5%	3.3%	6.3%	7.4%
Other (income) expense, net	(1.0)%	1.2%	1.1%	(1.7)%	1.8%	1.5%
Interest expense	1.3%	2.4%	2.3%	2.2%	3.5%	3.1%
Provision for income taxes	0.2%	0.2%	0.6%	0.3%	0.3%	0.9%
Net income	1.5%	0.5%	1.5%	2.5%	0.7%	2.1%
Net loss attributable to redeemable noncontrolling interest	0.1%	0.2%	0.1%	0.2%	0.3%	0.1%
Net income attributable to WNS shareholders	1.6%	0.6%	1.6%	2.7%	1.0%	2.1%
The following table reconciles revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) across our business:

	Year ended March 31,
	2011	2010	2009
Revenue	100.0%	100.0%	100.0%
Less: Payments to repair centers	40.1%	33.0%	26.1%

Revenue less repair payments	59.9%	67.0%	73.9%

Fiscal 2011 Compared to Fiscal 2010
Revenue. Revenue in fiscal 2011 was $616.3 million, an increase of $33.8 million, or 5.8%, over our revenue of $582.5 million in fiscal 2010. This increase in revenue of $33.8 million was primarily attributable to an increase in revenue from existing clients of $27.8 million and, to a lesser extent, revenue from new clients of $6.0 million. The increase in revenue from existing clients was primarily attributable to increased business from existing clients in our auto claims business. The increase in revenue from existing clients was also on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes, partially offset by the adverse exchange rate movement of pound sterling to US dollar by an average of 2.6% in fiscal 2011 as compared to fiscal 2010. Revenue from the UK, and North America (primarily the US) accounted for $375.0 million and $136.8 million, respectively, of our revenue for fiscal 2011, representing an increase of 10.6% and a decrease of 4.2%, respectively, from fiscal 2010. The increase in revenue from the UK was primarily attributable to increased business from existing clients of our auto claims business. The decrease in revenue from North America was primarily attributable to the lower revenue from our travel business unit on account of the loss of premium pricing with one key client under its renewed contract with us. Revenue from Europe (excluding the UK) accounted for $98.1 million of our revenue for fiscal 2011, representing an increase of 0.8% from fiscal 2010 primarily on account of an increase in the volume of business from existing clients.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2011 was $369.4 million, a decrease of $21.1 million, or 5.4%, over our revenue less repair payments of $390.5 million in fiscal 2010. This decrease in revenue less repair payments of $21.1 million was primarily attributable to a decrease in revenue less repair payments from existing clients of $25.5 million, partially offset by an increase in revenue less repair payments from new clients of $4.4 million. The decrease in revenue less repair payments from existing clients was on account of lower volumes from existing customers in our WNS Auto Claims BPO segment, lower volumes from travel and BFSI business units in the WNS Global BPO segment, adverse exchange rate movement of pound sterling to US dollar by an average of 2.6% in fiscal 2011 as compared to fiscal 2010 and the loss of premium pricing with one key client in our travel business unit under its renewed contract with us. This decrease was partially offset by improved pricing with a large insurance client and ramp up of business with other existing clients. Contract prices across the various types of processes remained substantially stable over this period except for the renewal of the prior contract with one key client in the travel business unit where the renewed contract does not provide for the premium pricing rate we had under the prior contract. Revenue less repair payments from UK, Europe (excluding the UK) and North America (primarily the US) accounted for $199.6 million, $26.7 million and $136.8 million, respectively, of our revenue less repair payments in fiscal 2011, representing a decrease of 7.4%, 7.9% and 4.2% respectively, from fiscal 2010. The decrease in North America (primarily the US) is due primarily to lower revenue from our travel business unit on account of the loss of premium pricing with one key client under its renewed contract with us. The decrease in revenue less repair payments from UK was primarily on account of lower volumes from the existing clients and also on account of the adverse exchange rate movement of pound sterling to US dollar by an average of 2.6% in fiscal 2011 as compared to fiscal 2010. The decrease in revenue less repair payments from Europe (excluding the UK) was on account of lower volumes from the existing clients. We realized an increase in revenue less repair payments most significantly in our industrial and infrastructure business unit, and to a lesser extent, in our emerging businesses unit. During the same period we experienced a decrease in revenue less repair payments in our travel and leisure business unit and in our BFSI unit.
Cost of Revenue. Cost of revenue in fiscal 2011 was 79.8% of revenue as compared to 75.4% of revenue in fiscal 2010. Cost of revenue in fiscal 2011 was $491.8 million, an increase of $52.6 million, or 12.0%, over our cost of revenue of $439.2 million in fiscal 2010. Cost of revenue excluding payments made to repair centers for our “fault” repair services decreased by $2.3 million for fiscal 2011 as compared to fiscal 2010. Payments made to repair centers increased by $54.9 million to $246.9 million in fiscal 2011 from $192.0 million in fiscal 2010 mainly due to an increase in the repair costs associated with payments made to repair centers for the clients of our auto claims business. Infrastructure costs decreased by $12.0 million mainly on account of lower sub-contracting cost. In addition, depreciation cost decreased by $1.5 million. These decreases were partially offset by an increase in operating employee compensation by $9.7 million due to an increase in headcount and wages and also on account of the adverse exchange rate movement of the Indian rupee to US dollar by an average of 4.0% in fiscal 2011 as compared to fiscal 2010. Share-based compensation cost included in operating employee compensation decreased by $2.8 million in fiscal 2011 as compared to fiscal 2010. Travel cost increased by $1.4 million in fiscal 2011 as compared to fiscal 2010.
Gross Profit. Gross profit in fiscal 2011 was $124.4 million, or 20.2% of revenue, as compared to $143.2 million, or 24.6% of revenue, in fiscal 2010. Gross profit as a percentage of revenue less repair payments was 33.7% in fiscal 2011 compared to 36.7% in fiscal 2010. Gross profit as a percentage of revenue less repair payments decreased by approximately 3.0% in fiscal 2011 as compared to fiscal 2010 primarily on account of a decrease in revenue less repair payments by $21.1 million as discussed above.
SG&A Expenses. SG&A expenses in fiscal 2011 were $80.5 million, a decrease of 6.6% over our SG&A expenses of $86.2 million in fiscal 2010. This decrease was primarily on account of (i) a decrease in non-operating employee compensation cost by $7.8 million due to a decrease in share-based compensation costs by $8.3 million, mainly on account of lower new grants and forfeiture of grants for employees who have left our company, partially offset by an increase in wage cost of $0.5 million due to increased investment in sales and marketing, specifically in sales force, (ii) a decrease in facilities costs by $0.7 million due to a surrender of one unused facility in Gurgaon, and part of one bare shell facility in Mumbai, (iii) a decrease in fringe benefit tax on other expense of $0.5 million and (iv) a decrease in provision for doubtful debts of $0.2 million, partially offset by (i) an increase in other administration related expenses such as communication costs and marketing costs by $1.5 million, (ii) an increase in professional fees by $1.1 million, (iii) an increase in other employee related costs such as recruitment and training costs by $0.9 million and (iv) an increase in travel expenses by $0.1 million. SG&A expenses as a percentage of revenue was 13.1% in fiscal 2011 as compared to 14.8% in fiscal 2010. SG&A expenses as a percentage of revenue less repair payments was 21.8% in fiscal 2011 as compared to 22.1% in fiscal 2010.
Amortization of Intangible Assets. Amortization of intangible assets was $31.8 million in fiscal 2011, a decrease of $0.6 million over $32.4 million in fiscal 2010. The decrease was primarily due to the complete amortization of software intangible assets acquired in connection with the acquisition of Flovate in June 2007.
Operating Income. Income from operations in fiscal 2011 was $12.1 million compared to $24.6 million in fiscal 2010, due to the reasons discussed above. Income from operations as a percentage of revenue was 2.0% in fiscal 2011 as compared to 4.2% in fiscal 2010. Income from operations as a percentage of revenue less repair payments was 3.3% in fiscal 2011 as compared to 6.3% in fiscal 2010.
Other (Income) Expenses, Net. Other income, net in fiscal 2011 was $6.1 million as compared to other expenses, net of $7.1 million in fiscal 2010, representing an increase of $13.2 million, primarily on account of foreign exchange gain of $8.7 million in fiscal 2011 as compared to a foreign exchange loss of $8.7 million in fiscal 2010 partially offset by other expense of $2.6 million in fiscal 2011 as compared to other income of $1.7 million in fiscal 2010.
Interest Expenses. Interest expenses in fiscal 2011 was $8.0 as compared to $13.8 million in fiscal 2010. The decrease in interest expense was primarily due to a partial repayment of the 2008 Term Loan taken for the AVIVA transaction and also on account of a refinancing of the 2008 Term Loan completed in July 2010 at a lower interest rate.

Provision for Income Taxes. Provision for income taxes in fiscal 2011 was $1.1 million, an increase of 5.3% over our provision for income taxes of $1.0 million in fiscal 2010. This increase is primarily on account of higher taxable profits, partially offset by higher deferred tax credit in fiscal 2011 as compared to fiscal 2010. Tax as a percentage of net income before tax was 10.4% in fiscal 2011 as compared to 27.1% in fiscal 2010. This decrease is primarily on account of higher deferred tax credit in fiscal 2011.
Net Income . Net income in fiscal 2011 was $9.1 million as compared to $2.7 million in fiscal 2010. Net income as a percentage of revenue was 1.5% in fiscal 2011 as compared to 0.5% in fiscal 2010. Net income as a percentage of revenue less repair payments was 2.5% in fiscal 2011 as compared to 0.7% in fiscal 2010.
Net loss attributable to redeemable noncontrolling interest. Net loss attributable to redeemable noncontrolling interest in fiscal 2011 was $0.7 million as compared to $1.0 million in fiscal 2010. This was primarily on account of losses in our joint venture in the Philippines.
Net Income attributable to WNS Shareholders. Net income attributable to WNS shareholders in fiscal 2011 was $9.8 million as compared to $3.7 million in fiscal 2010. Net income attributable to WNS shareholders as a percentage of revenue was 1.6% in fiscal 2011 as compared to 0.6% in fiscal 2010. Net income attributable to WNS shareholders as percentage of revenue less repair payments was 2.7% in fiscal 2011 as compared to 1.0% in fiscal 2010.
Fiscal 2010 Compared to Fiscal 2009
Revenue. Revenue in fiscal 2010 was $582.5 million, an increase of $61.6 million, or 11.8%, over our revenue of $520.9 million in fiscal 2009. This increase in revenue of $61.6 million was primarily attributable to an increase in revenue from existing clients of $38.8 million and, to a lesser extent, revenue from new clients of $22.8 million. The increase in revenue from existing clients was primarily attributable to increased business from existing clients of WNS Assistance, our auto claims business. The increase in revenue from existing clients was also on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes, partially offset by the adverse exchange rate movement of pound sterling to US dollar by an average of 7.2% in fiscal 2010 as compared to fiscal 2009. Revenue from the UK, and North America (primarily the US) accounted for $339.2 million and $142.7 million, respectively, of our revenue for fiscal 2010, representing an increase of 16.5% and 9.4%, respectively, from fiscal 2009. The increase in revenue from the UK was primarily attributable to increased business from existing clients of our auto claims business and on account of revenue contribution resulting from the AVIVA transaction for the full twelve month period in fiscal 2010 as opposed to the partial nine month period in fiscal 2009. Revenue from Europe (excluding the UK) accounted for $97.3 million of our revenue for fiscal 2010, representing a decrease of 0.4% from fiscal 2009 primarily on account of a decrease in the volume of business from existing clients.
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
Gross Profit. Gross profit in fiscal 2010 was $143.2 million, or 24.6% of revenue, as compared to $129.1 million, or 24.8% of revenue, in fiscal 2009. Gross profit as a percentage of revenue less repair payments was 36.7% in fiscal 2010 compared to 33.5% in fiscal 2009. Gross profit as a percentage of revenue less repair payments increased by approximately 3.2% in fiscal 2010 as compared to fiscal 2009 primarily on account of a decrease in cost of revenue excluding payments made to repair centers by $8.6 million as discussed above.
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
Other (Income) Expenses, Net. Other expenses, net in fiscal 2010 was $7.0 million as compared to other expenses, net of $5.6 million in fiscal 2009, representing an increase of $1.4 million, primarily on account of (i) a decrease in other income by $1.0 million to $1.7 million in fiscal 2010 as compared to $2.7 million in fiscal 2009 and (ii) an increase in foreign exchange loss of $0.4 million to $8.7 million in fiscal 2010 as compared to $8.3 million in fiscal 2009.
Interest Expenses. Interest expenses in fiscal 2010 was $13.8 million primarily due to interest for the full 12-month period paid on the 2008 Term Loan taken to fund the AVIVA transaction as compared to $11.8 million interest for the partial nine-month period paid on the loan in fiscal 2009.

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
Results by Reportable Segment
For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See note 15 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in ASC 280 on “Segmental Reporting”. We have separately reported our Auto Claims BPO segment, as it does not meet the aggregation criteria under ASC 280. Accordingly, pursuant to ASC 280, we have two reportable segments: WNS Global BPO and WNS Auto Claims BPO.
WNS Global BPO is primarily delivered out of our offshore delivery centers in Costa Rica, India, the Philippines, Romania and Sri Lanka. This segment includes all of our business activities with the exception of WNS Auto Claims BPO. WNS Auto Claims BPO is our automobile claims management business which is primarily based in the UK and is part of our BFSI business unit. See “Item 4. Information on the Company — B. Business Overview — Business Process Outsourcing Service Offerings.” We report WNS Auto Claims BPO as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPO segment.
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
The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated.

	Year ended March 31,
	2011		2010		2009
	WNS Global	WNS Auto	WNS Global	WNS Auto	WNS Global	WNS Auto
	BPO	Claims BPO	BPO	Claims BPO	BPO	Claims BPO
	(US dollars in millions)
Segment revenue(1)	$332.6	$284.4	$341.5	$242.1	$322.9	$198.7
Less: Payments to repair centers	—	246.8	—	191.9	—	135.9
Revenue less repair payments(1)	332.6	37.6	341.5	50.1	322.9	62.9
Cost of revenue(2)	222.0	22.9	210.4	34.3	213.1	39.9
Other costs(3)	71.7	5.7	68.6	5.8	58.9	6.4

Segment operating income	38.9	9.0	62.5	10.0	50.9	16.5
Other (income) expense, net	(5.8)	(0.3)	9.1	(2.1)	6.1	(0.5)
Interest expense	8.0	0.0	13.8	0.1	11.2	0.6

Segment income before income taxes	36.7	9.3	39.7	12.0	33.6	16.4
Benefit (provision) for income taxes	0.5	(1.6)	1.9	(2.9)	0.3	(3.6)

Segment income	$37.2	$7.7	$41.5	$9.2	$33.9	$12.8

Notes:

(1)	Segment revenue and revenue less repair payments include inter-segment revenue of $0.8 million for fiscal 2011, $1.1 million for fiscal 2010 and $0.7 million for fiscal 2009.

(2)	Cost of revenue includes inter-segment expenses of $0.8 million for fiscal 2011, $1.1 million for fiscal 2010 and $0.7 million for fiscal 2009, and excludes stock-based compensation expenses of $0.9 million for fiscal 2011, $3.7 million for fiscal 2010 and $3.6 million for fiscal 2009, which are not allocable between our segments.

(3)	Excludes stock-based compensation expenses (including related fringe benefit tax) of $3.1 million for fiscal 2011, $11.9 million for fiscal 2010 and $10.2 million for fiscal 2009, which are not allocable between our segments. SG&A expenses comprise other costs and stock-based compensation expenses.
In fiscal 2011, WNS Global BPO accounted for 54.0% of our revenue and 90.1% of our revenue less repair payments, as compared to 58.6% of our revenue and 87.4% of our revenue less repair payments in fiscal 2010.
WNS Global BPO
Segment Revenue. Revenue in the WNS Global BPO segment decreased by 2.6% to $332.6 million in fiscal 2011 from $341.5 million in fiscal 2010. This decrease was primarily driven by the adverse exchange rate movement of pound sterling to US dollar by an average of 2.6% in fiscal 2011 as compared to fiscal 2010, the loss of premium pricing with one key client in our travel business unit under its renewed contract with us and on account of lower volumes from other existing customers.
Revenue in the WNS Global BPO segment increased by 5.7% to $341.5 million in fiscal 2010 from $322.9 million in fiscal 2009. This increase was primarily driven by an increase in the volume of transactions executed for new clients, which contributed $10.8 million of the increase, and an expansion of the number of processes executed for existing clients and on account of revenue contribution from WNS Global Singapore (formerly AVIVA Global) for the full twelve month period in fiscal 2010 as opposed to the partial nine month period in fiscal 2009, which contributed $7.8 million of the increase.

Contract prices across the various types of processes remained substantially stable over these periods except for the renewal of the prior contract with one key client in the travel business unit where the renewed contract does not provide for the premium pricing rate we had under the prior contract.
Segment Operating Income. Segment operating income in the WNS Global BPO segment decreased by 37.8% to $38.9 million in fiscal 2011 from $62.5 million in fiscal 2010. The decrease was primarily attributable to the decrease in segment revenue, higher cost of revenue and higher SG&A expenses.
The key components of our cost of revenue are employee costs (which comprise employee salaries and costs related to recruitment, training and retention), infrastructure-related costs (which comprise depreciation charges, lease rentals, facilities management costs and telecommunication network costs), and travel related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPO segment. Our cost of revenue increased by $11.6 million to $222.0 million in fiscal 2011 from $210.4 million in fiscal 2010, primarily on account of an increase in employee costs and wages by $12.8 million due to an increase in headcount and wages and an increase in travel cost by $1.5 million, partially offset by a decrease in depreciation costs by $1.7 million and a decrease in infrastructure costs by $1.0 million.
The key components of our other costs are employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, brand building expenses, and other general expenses not related to cost of revenue. Our other costs increased by $3.2 million to $71.7 million in fiscal 2011 from $68.6 million in fiscal 2010. The increase in other costs was primarily on account of (i) an increase in other administration costs by $1.5 million, (ii) an increase in professional fees by $1.2 million, (iii) an increase in other employee related costs such as recruitment and training cost by $0.9 million, (iv) an increase in non-operating employee compensation by $0.5 million, and (v) an increase in travel expenses by $0.1 million. These increases were partially offset by (i) a decrease in facilities costs by $0.8 million, (ii) a decrease in bad debt by $0.1 million, and (iii) a decrease in other tax expense by $0.1 million. Segment operating margin for fiscal 2011 decreased by 6.6% to 11.7% of revenue as compared to fiscal 2010.
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
Segment Income. Segment net income in the WNS Global BPO segment decreased by 10.4% to $37.2 million in fiscal 2011 from $41.5 million in fiscal 2010. The decrease was primarily attributable to a decrease in segment operating income.
The key components of our other income / (expense), net were interest income, other income and foreign exchange gains or losses. The other income / (expense), net in fiscal 2011 was an income of $5.8 million compared to an expense of $9.1 million in fiscal 2010, an increase of $14.9 million. This increase was mainly due to higher foreign exchange gain of $8.6 million in fiscal 2011 as compared to foreign exchange loss of $8.8 million in fiscal 2010, partially offset by higher other expenses of $2.8 million in fiscal 2011 as compared to $0.3 million in fiscal 2010.
The interest expense for fiscal 2011 was $8.0 million as compared to $13.8 million in fiscal 2010. The decrease in interest expense was primarily due to a partial repayment of the 2008 Term Loan taken for the AVIVA transaction and also on account of a refinancing of the 2008 Term Loan completed in July 2010 at a lower interest rate.
Income tax in fiscal 2011 was a benefit of $0.5 million as compared to a benefit of $1.9 million in fiscal 2010. The income tax benefit in fiscal 2011 was lower on account of higher profits.

Segment net income in the WNS Global BPO segment increased by 22.4% to $41.5 million in fiscal 2010 from $33.9 million in fiscal 2009. The increase was primarily attributable to an increase in segment operating income.
The other (income) expense, net in fiscal 2010 was an expense of $9.1 million compared to an expense of $6.1 million in fiscal 2009, an increase of $3.0 million. This increase was mainly due to higher foreign exchange losses of $0.7 million and higher other expenses of $2.3 million in fiscal 2010 as compared to fiscal 2009. The other expense in fiscal 2010 was higher mainly on account of a $1.0 million charge related to unwinding of interest rate swap contract resulting from the $15 million partial pre-payment of the 2008 Term Loan and lower interest income of $1.3 million.
The interest expense for fiscal 2010 was $13.8 million as compared to $11.2 million in fiscal 2009, primarily due to interest for the full 12 month period on the 2008 Term Loan as compared to interest paid for the partial nine month period in fiscal 2009.
Income tax in fiscal 2010 was a benefit of $1.9 million as compared to a benefit of $0.3 million in fiscal 2009. The income tax benefit in fiscal 2009 was lower on account of a $1.1 million dividend tax expense on an upstream distribution of dividend from an Indian subsidiary to its holding company.
WNS Auto Claims BPO
Segment Revenue. Revenue in the WNS Auto Claims BPO segment increased by 17.5% to $284.4 million in fiscal 2011 from $242.1 million in fiscal 2010. This increase of $42.4 million was primarily on account of an increase in revenue from existing clients of $40.5 million and revenue from new clients of $1.8 million. Payments made to repair centers in fiscal 2011 were $246.9 million, an increase of 28.6% from $191.9 million in fiscal 2010. The increase in revenue from existing clients and the increase in payments made to repair centers were primarily due to an increase in the repair costs associated with payments made to repair centers for the clients of our auto claims business. Revenue less repair payments in this segment decreased by 25.0% to $37.6 million in fiscal 2011 from $50.1 million in fiscal 2010 primarily due to lower volume of business from existing clients and, to a lesser extent, due to the adverse exchange rate movement of pound sterling to US dollar by an average of 2.6% in fiscal 2011 as compared to fiscal 2010.
Revenue in the WNS Auto Claims BPO segment increased by 21.8% to $242.1 million in fiscal 2010 from $198.7 million in fiscal 2009. This increase of $43.3 million was primarily on account of an increase in revenue from existing clients of $31.3 million and revenue from new clients of $12.0 million. Payments made to repair centers in fiscal 2010 were $191.9 million, an increase of 41.3% from $135.9 million in fiscal 2009. The increase in revenue from existing clients and the increase in payments made to repair centers were primarily due to an increase in the repair costs associated with payments made to repair centers for the clients of our auto claims business. Revenue less repair payments in this segment decreased by 20.3% to $50.1 million in fiscal 2010 from $62.9 million in fiscal 2009 primarily due to a change in mix between revenue less repair payments and revenue and, to a lesser extent, to an adverse foreign exchange rate movement of the pound sterling to US dollar by an average of 7.2% in fiscal 2010 as compared to fiscal 2009.
Segment Operating Income. Segment operating income decreased by 10.6% to $9.0 million in fiscal 2011 from $10.0 million in fiscal 2010. The decrease of $1.0 million was primarily on account of an increase in cost of revenue and a decrease in other costs. Our cost of revenue increased by $43.5 million to $269.7 million in fiscal 2011 from $226.2 million in fiscal 2010. The increase in cost of revenue was primarily on account of an increase in payments to repair centers by $54.9 million to $246.9 million in fiscal 2011 from $191.9 million in fiscal 2010, partially offset by a decrease in cost of revenue excluding payments made to repair centers by $11.4 million to $22.9 million in fiscal 2011 from $34.3 million in fiscal 2010. The decrease in cost of revenue excluding payments made to repair centers was primarily on account of a decrease in infrastructure related costs by $11.0 million, a decrease in our employee costs by $0.6 million and a decrease in travel cost by $0.1 million, partially offset by an increase in depreciation cost by $0.3 million. Our other costs decreased by $0.1 million to $5.7 million in fiscal 2011 from $5.8 million in fiscal 2010 due to a decrease in professional fee by $0.1 million, a decrease in bad debt costs by $0.1 million which was partially offset by an increase in recruitment and training costs by $0.1 million. Our travel costs remained stable during this period. Segment operating margin for fiscal 2011 decreased by 0.9% to 3.2% of revenue as compared to 4.1% in fiscal 2010. Segment operating income as a percentage of revenue less repair was 23.9% in fiscal 2011 as compared to 20.0% in fiscal 2010.
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
Segment Net Income. Segment net income in the WNS Auto Claims BPO segment decreased by 15.9% to $7.7 million in fiscal 2011 from $9.2 million in fiscal 2010. The decrease was primarily attributable to a decrease in segment operating income.
The key components of our other income / (expense), net were interest and other income and foreign exchange gains or losses. The other income / (expense), net for fiscal 2011 was an income of $0.3 million compared to an income of $2.1 million in fiscal 2010, representing an decrease of $1.7 million. This decrease was mainly due to lower other income in fiscal 2011 as compared to fiscal 2010. The other income in fiscal 2010 was higher primarily on account of collection of written off debt.
The interest expense in fiscal 2011 was $0.0 million as compared to interest expense of $0.1 million in fiscal 2010.
Income tax in fiscal 2011 was a charge of $1.6 million as compared to a charge of $2.9 million in fiscal 2010. The income tax in fiscal 2011 was lower on account of lower profit before tax.
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

	Fiscal 2011				Fiscal 2010
	Three months ended				Three months ended
	March	December	September	June	March	December	September	June
	2011	2010	2010	2010	2010	2009	2009	2009
	(Unaudited, US dollars in millions)
Revenue	$159.5	$152.7	$154.2	$150.0	$157.6	$145.8	$146.0	$133.1
Cost of revenue	126.1	121.5	121.0	123.2	123.5	110.7	109.1	95.9
Gross Profit	33.4	31.1	33.2	26.7	34.1	35.1	36.9	37.1
Operating expenses:
SGA expenses	21.1	20.2	19.7	19.6	22.8	20.6	22.1	20.8
Amoritsation of Intangible Assets	8.0	8.0	7.9	8.0	8.1	8.1	8.1	8.2
Impairment of goodwill, intangibles and other assets	—	—	—	—	—	—	—	—
Operating income (loss)	4.3	3.0	5.6	(0.8)	3.2	6.4	6.7	8.2
Other (income) expense, net	(1.4)	(5.1)	(1.9)	2.3	(0.8)	2.9	2.1	2.8
Interest expense	1.6	1.8	1.9	2.7	2.8	3.5	3.4	4.1
(Benefit) provision for income taxes	(0.7)	0.5	0.8	0.5	0.4	0.0	0.2	0.3
Net income (loss)	4.9	5.7	4.8	(6.3)	0.8	(0.1)	1.0	0.9
Net loss attributable to non-controlling interest	0.2	0.1	0.1	0.3	0.2	0.4	0.4	0.1
Net loss attributable to WNS (Holdings) Ltd Shareholders	$5.2	$5.8	$4.9	$(6.0)	$1.0	$0.3	$1.4	$1.0
The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2011				Fiscal 2010
	Three months ended				Three months ended
	March	December	September	June	March	December	September	June
	2011	2010	2010	2010	2010	2009	2009	2009
	(Unaudited)
Gross profit as a percentage of revenue	20.9%	20.4%	21.5%	17.8%	21.6%	24.1%	25.3%	27.9%
Operating income (loss) as a percentage of revenue	2.7%	2.0%	3.6%	(0.5)%	2.1%	4.4%	4.6%	6.1%
Gross profit as a percentage of revenue less repair payments	35.4%	33.6%	35.6%	29.9%	35.2%	36.5%	37.0%	37.9%
Operating income (loss) as a percentage of revenue less repair payments	4.6%	3.2%	6.0%	(0.9)%	3.3%	6.7%	6.7%	8.4%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2011				Fiscal 2010
	Three months ended				Three months ended
	March	December	September	June	March	December	September	June
	2011	2010	2010	2010	2010	2009	2009	2009
	(Unaudited, US dollars in millions)
Revenue	$159.5	$152.7	$154.2	$150.0	$157.6	$145.8	$146.0	$133.1
Less: Payments to repair centers	65.2	60.0	61.1	60.7	60.9	49.5	46.3	35.2

Revenue less repair payments	$94.3	$92.7	$93.1	$89.3	$96.7	$96.3	$99.7	$97.9

Contractual Obligations
Our principal commitments consist of expected principal cash payments relating to our long term debt, obligations under operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2011 on a consolidated basis:

	Payments Due By Period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
	(US dollars in thousands)
2010 Term Loan	$93,095	$50,000	$43,095	$—	$—
Operating leases	77,959	12,770	27,358	18,069	19,762
Purchase obligations	8,238	8,134	104	—	—

Total	$179,292	$70,904	$70,557	$18,069	$19,762

Uncertain income tax liabilities totaling $5.5 million are excluded from the table because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements or obligations.
Tax Assessment Orders
Transfer pricing regulations which we are subject to require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
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

In January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated 728.1 million ($16.3 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 225.9 million ($5.1 million based on the exchange rate on March 31, 2011). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. In March 2009, we deposited 10.0 million ($0.2 million based on the exchange rate on March 31, 2011) with the Indian tax authorities pending resolution of the dispute. The first level Indian appellate authorities have ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. The Indian tax authorities contested the first level Indian appellate authorities’ ruling before the second level appellate authorities and resolution of the dispute is pending. We disputed the order of assessment for fiscal 2005 before the first level Indian appellate authorities. In November 2010, we received the order from the first level Indian appellate authorities in respect of the assessment order for fiscal 2005 deciding the issues in our favor. However, the order may be contested before higher appellate authorities by the Indian tax authorities.
On November 30, 2009, we received a draft order of assessment for fiscal 2006 from the Indian tax authorities (incorporating the transfer pricing order that we had received on October 31, 2009). We had disputed the draft order of assessment before Dispute Resolution Panel, or DRP, a panel set up by the Government of India as alternate first level appellate authorities. In September 2010, we have received the DRP order as well as the order of assessment giving effect to the DRP order that assessed additional taxable income on WNS Global that could give rise to an estimated 457.3 million ($10.2 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 160.4 million ($3.6 million based on the exchange rate on March 31, 2011). The assessment order involves issues similar to that alleged in the order for fiscal 2005. Further, in September 2010, we have also received the DRP order as well as the orders of assessment giving effect to DRP orders, relating to certain of our other Indian subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2006 that could give rise to an estimated 273.2 million ($6.1 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 95.4 million ($2.1 million based on the exchange rate on March 31, 2011). The DRP orders as well as assessment orders alleges that the transfer price we applied to international transactions with our related parties were not appropriate and taxed certain receipts claimed by us as not taxable. In March 2011, we deposited 8.0 million ($0.2 million based on the exchange rate on March 31, 2011) with the Indian tax authorities pending resolution of the dispute. We have disputed these orders before higher appellate tax authorities.
In February 2011, we received the order of assessment for fiscal 2007 from the Indian tax authorities (incorporating a transfer pricing order that we had received in November 2010) that assessed additional taxable income on WNS Global that could give rise to an estimated 854.4 million ($19.1 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 277.3 million ($6.2 million based on the exchange rate on March 31, 2011). In March 2011, we deposited 30.0 million ($0.7 million based on the exchange rate on March 31, 2011) with the Indian tax authorities pending resolution of the dispute. Further, in February 2011, we also received the orders of assessment, relating to certain of our other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2007 that could give rise to an estimated 462.7 million ($10.4 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 145.6 million ($3.3 million based on the exchange rate on March 31, 2011). In March 2011, we separately deposited 40.5 million ($0.9 million based on the exchange rate on March 31, 2011) with the Indian tax authorities pending resolution of the dispute. The orders of assessment involve issues similar to that alleged in the orders for fiscal 2005 and 2006. We have disputed the said orders of assessment before first level Indian appellate authorities.
Based on certain favorable decision from appellate authorities in previous years, certain legal opinions from counsel and after consultation with our Indian tax advisors, we believe that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessments and orders. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.
In March 2009, we received from the Indian service tax authority an assessment order demanding payment of 346.2 million ($7.7 million based on the exchange rate on March 31, 2011) of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients. After consultation with our Indian tax advisors, we believe the chances that the assessment would be upheld against us are remote. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. We intend to continue to vigorously dispute the assessment.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.
Liquidity and Capital Resources
Our capital requirements are principally for debt repayment, the establishment of operations facilities to support our growth and for acquisitions. Our sources of liquidity include cash flow from operations, supplemented by equity and debt financing and bank credit lines as required. In July 2008, we obtained the 2008 Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction described above.

In fiscal 2011 and 2010, our net income attributable to WNS shareholders was $9.8 million and $3.7 million, respectively. By implementing our growth strategy (see “Item 4. Information on the Company — B. Business Overview — Business Strategy”), we intend to generate higher revenue in the future in an effort to maintain our profitable position.
As at March 31, 2011, we had cash and cash equivalents of $27.1 million. We typically seek to invest our available cash on hand in bank deposits and money market instruments.
As at March 31, 2011, our Indian subsidiary, WNS Global had an unsecured line of credit of 470 million ($10.5 million based on the exchange rate on March 31, 2011) from The Hongkong and Shanghai Corporation Limited and $5.0 million from BNP Paribas, interest on which would be determined on the date of the borrowing. As at March 31, 2011, 14.2 million ($0.3 million based on the exchange rate on March 31, 2011) was utilized for obtaining bank guarantees and 11.0 million ($0.2 million based on the exchange rate on March 31, 2011) was utilized for obtaining letters of credit from the line of credit available with The Hongkong and Shanghai Corporation Limited and $5.0 million of short term debt was incurred for working capital requirements from the line of credit available with BNP Paribas.
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
In June 2008, we completed the acquisition of BizAps. The consideration for the acquisition is an initial payment of $9.7 million and a contingent earn-out consideration of up to $9.0 million to be calculated based on the performance and results of operations of BizAps for its fiscal years ending June 30, 2009 and 2010 payable in July 2010. We paid the initial $9.7 million payment from cash generated from operating activities and existing cash and cash equivalents. Consequent to the satisfaction of certain performance obligations for the 12-month period ended June 30, 2009, we have paid an earn-out consideration of $1.1 million from our existing cash and cash equivalents. Such amount is recorded as an addition to goodwill. On June 6, 2010, we entered into an amendment to the acquisition agreement with the sellers, pursuant to which we settled the earn-out consideration for performance obligations for the period ended June 30, 2010 at $0.4 million which we paid in August 2010. Such amount is recorded as an addition to goodwill.
In July 2008, we entered into the AVIVA transaction. For more information on the AVIVA transaction, see “ — Revenue — Our Contracts” above. The purchase price paid to AVIVA for the AVIVA transaction was approximately $240.8 million. Legal and professional fees pertaining to this transaction aggregating to approximately $8.2 million is also considered as part of the acquisition cost. Accordingly, the total consideration for the AVIVA transaction was approximately $249.0 million. On July 10, 2008, we obtained the 2008 Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction. The facility agreement was amended on April 6, 2009. For more information, see “— Outstanding Loans” below.
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
In August 2009, we agreed to pay AVIVA approximately £3.2 million ($5.8 million based on the exchange rate on July 11, 2008) in full and final settlement towards certain liabilities of Aviva Global that existed as of the date of its acquisition and the net asset value settlement for Customer Operational Solutions (Chennai) Private Limited, Noida Customer Operation Private Limited and NTrance Global Services Private Limited arising out of the sale and purchase agreements relating to the acquisitions of these entities by WNS Global Singapore. The payment of this liability is being made in 18 equal monthly installments since December 2009.
Our business strategy requires us to continuously expand our delivery capabilities. We expect to incur capital expenditure on setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes.

We expect our capital expenditures needs in fiscal 2012 to be approximately $20.0 million. As at March 31, 2011, we had commitments for capital expenditures of $8.2 million relating to the purchase of property and equipment for our delivery centers. We believe that our anticipated cash generated from operating activities and, cash and cash equivalents in hand will be sufficient to meet out estimated capital expenditures for fiscal 2012. However, under the current volatile market conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to pursue certain of our expansion plans. Further, we may in the future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.
Outstanding Loans
In July 2008, we obtained the $200 million 2008 Term Loan facility to fund, together with existing cash and cash equivalents, the AVIVA transaction. Interest on the term loan was payable on a quarterly basis. Interest on the term loan was initially agreed at a rate equivalent to the three-month US dollar LIBOR plus 3% per annum. Effective January 10, 2009, the interest rate was increased by 0.5% per annum. In connection with the term loan, we entered into interest rate swap with banks covering the outstanding amount under the facility to swap the variable portion of the interest based on US dollar LIBOR to a fixed average rate. The outstanding balance of the term loan following prepayments and scheduled repayments made on the term loan as at July 12, 2010 was $115 million.
On July 12, 2010 the balance of $115 million was prepaid with cash on hand and proceeds from the 2010 Term Loan facility for $94 million obtained pursuant to a facility agreement dated July 2, 2010 between WNS (Mauritius) Limited and The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Limited, Singapore and BNP Paribas, Singapore. This new term loan has been financed equally by all the three lenders and bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 2% per annum. This term loan is repayable in semi-annual installments of $20 million on each of January 10, 2011 and July 11, 2011 and $30 million on January 10, 2012 with the final installment of $24 million payable on July 10, 2012. On January 10, 2011, we made a scheduled repayment installment of $20 million and the amount outstanding under the facility as at March 31, 2011 was $74 million. The facility is secured by, among other things, guarantees and pledges of shares provided by us and certain of our subsidiaries, charges over certain of our bank accounts and a fixed and floating charge over the assets of one of our UK subsidiaries, or the 2010 Term Loan Charge, which ranks pari passu with the UK Loan Charge (as defined below). The facility agreement contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined in the facility agreement.
WNS Global Services (UK) Limited, or WNS UK, entered into a facility agreement dated June 30, 2010 with HSBC Bank plc for a secured line of credit for the £19.8 million ($31.8 million based on the exchange rate on March 31, 2011), consisting of a £9.9 million ($15.9 million based on the exchange rate on March 31, 2011) two year term loan facility repayable on maturity and a £9.9 million ($15.9 million based on the exchange rate on March 31, 2011) working capital facility. The term loan bears interest at Bank of England base rate plus a margin of 1.95% per annum and the working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. The facility is secured by, among other things, guarantees and pledge of shares provided by us and certain of our subsidiaries, a charge over one of our bank accounts and a fixed and floating charge over the assets of one of our UK subsidiaries, or the UK Loan Charge, which ranks pari passu with the 2010 Term Loan Charge. The facility agreement contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio and a minimum current ratio, each as defined in the facility agreement. As at March 31, 2011, £9.9 million ($15.9 million based on the exchange rate on March 31, 2011) was outstanding under the term loan facility and £5.5 million ($8.9 million based on the exchange rate on March 31, 2011) was utilized from the working capital facility.
WNS Global Services Philippines Inc. has established a $3.2 million line of credit pursuant to a facility agreement dated September 8, 2010 with The Hongkong and Shanghai Banking Corporation Limited. This facility consists of a three year term loan facility at the three-month US dollar LIBOR plus a margin of 3% per annum. This facility is secured by, among other things, a guarantee provided by us and contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio, each as defined in the facility agreement. As at March 31, 2011, the amount outstanding against the facility was $3.2 million.
Cash Flows from Operating Activities
Cash flows provided by operating activities were $35.8 million for fiscal 2011 as compared to $54.3 million for fiscal 2010. The decrease in cash flows provided by operating activities for fiscal 2011 as compared to the fiscal 2010 was attributable to a decrease from changes in working capital by $16.3 million and a decrease in net income as adjusted by non-cash related items by $2.2 million. Cash flows from working capital changes decreased by $16.3 million due to changes in accounts receivable and other current liabilities in fiscal 2011 resulting in net cash outflow aggregating to $49.4 million as compared to net cash outflow of $7.7 million in fiscal 2010. The aforesaid decrease in cash flow from working capital changes was offset by an increase in cash inflow by $25.4 million from changes in other current assets, accounts payable and deferred revenue in fiscal 2011 resulting in net cash inflow of $26.1 million as compared to net cash inflow of $0.7 million in fiscal 2010. The decrease in net income as adjusted by non-cash related items of $2.2 million was primarily on account of (i) a decrease in share-based compensation cost by $11.1 million due to higher forfeiture of the options and RSUs in fiscal 2011 and a higher charge in fiscal 2010 on account of a large pool of RSUs being amortized during the year and a modification of the options and RSUs on account of the abolishment of fringe benefit tax in August 2009, (ii) a decrease in depreciation and amortization by $2.4 million primarily due to a decrease in amortization charge of intangible assets acquired through our acquisition of Flovate in June 2007, (iii) a decrease in amortization of rent rationalization expense $1.0 million, which was partially offset by (i) an increase in net income by $6.4 million, (ii) an increase in unrealized loss on derivatives by $4.6 million, (iii) an increase in excess tax benefit by $1.3 million, (iv) an increase in amortization of deferred financing cost by $0.8 million and (v) an increase in deferred tax credit by $0.8 million.
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
Cash Flows from Investing Activities
Cash flows used in investing activities were $15.4 million in fiscal 2011 as compared with $4.5 million in fiscal 2010. The increase in cash flows used in investing activities in fiscal 2011 from fiscal 2010 was primarily on account of (i) a net inflow from maturity of bank deposits and marketable securities of $9.5 million in fiscal 2010 as compared to nil in fiscal 2011, (ii) capital expenditures incurred for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers in fiscal 2011 aggregating $15.3 million, which was higher by $2.0 million as compared to $13.3 million in fiscal 2010, and (iii) a net inflow of $0.3 million from sale proceeds of property, plant and equipment in fiscal 2011, which was lower by $0.4 million as compared to $0.7 million in fiscal 2010. This increase in cash flows used in investing activities was partially offset by a payment made of $0.5 million towards earn-out consideration in fiscal 2011 as compared to $1.5 million in fiscal 2010.
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

Cash Flows from Financing Activities
Cash outflows from financing activities were $29.0 million in fiscal 2011 as compared to a cash outflow of $62.2 million in fiscal 2010. Financing activities in fiscal 2011 were primarily on account of (i) a loan repayment of $107.8 million on the 2008 Term Loan as compared to $65.0 million in fiscal 2010, (ii) a long term debt taken for $14.9 million by WNS Global Services (UK) Limited, for $46.8 million by WNS (Mauritius) Limited and for $3.2 million by WNS Global Services Philippines, Inc., (iii) a short term loan of $8.6 million taken by WNS Global Services (UK) Limited and $5.0 million taken by WNS Global as compared to a short term loan of $0.7 million taken from related parties and a repayment of $4.8 million by Accidents Happen Assistance Limited, one of our subsidiaries, in fiscal 2010, and (iv) a debt issuance cost of $1.1 million as compared to $0.1 million in fiscal 2010.
Cash outflows from financing activities were $62.2 million in fiscal 2010 as compared to a cash inflow of $199.2 million in fiscal 2009. Financing activities in fiscal 2010 consisted primarily of a prepayment of $25.0 million and scheduled repayments of $40 million on the 2008 Term Loan, the proceeds amounting to $198.8 million of which was received in fiscal 2009.
We believe that our cash flow from operating activities will be sufficient to meet our estimated capital expenditures, working capital and other cash needs until at least March 31, 2012, the end of fiscal 2012.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
Our Board of Directors consists of seven directors.
The following table sets forth the name, age (as at March 31, 2011) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Eric B. Herr(1)(2)(3)	62	Non-Executive Chairman
Keshav R. Murugesh	47	Director and Group Chief Executive Officer
Jeremy Young	45	Director
Deepak S. Parekh(2)(4)	66	Director
Richard O. Bernays(1)(3)(5)	68	Director
Anthony A. Greener(1)(2)(3)	70	Director
Albert Aboody(6)	63	Director
Executive Officers
Keshav R. Murugesh	47	Group Chief Executive Officer
Alok Misra	44	Group Chief Financial Officer
Johnson J. Selvadurai	52	Managing Director - Europe
Michael Garber(7)	54	Global Head – Sales & Marketing
Ronald Strout(7)	64	Chief of Staff & Head Americas
Swaminathan Rajamani(7)	34	Chief People Officer

Notes:

(1)	Member of our Nominating and Corporate Governance Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Audit Committee.

(4)	Chairman of our Nominating and Corporate Governance Committee.

(5)	Chairman of our Compensation Committee.

(6)	Appointed as a director and Chairman of our Audit Committee in place of Sir Anthony A. Greener with effect from June 28, 2010.

(7)	On March 10, 2011, Michael Garber — Global Head — Sales & Marketing, Ronald Strout — Chief of Staff & Head Americas and Swaminathan Rajamani — Chief People Officer were each designated as an executive officer of our company as a result of an increase in their responsibilities to include policy-making functions.

On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, Mr. Parekh stepped down from our Audit Committee effective June 1, 2010. Further, our Board of Directors has decided not to consider Mr. Parekh as an independent director under the NYSE listing standards effective June 1, 2010. Accordingly, our Board of Directors decided that from June 1, 2010 to June 28, 2010 (when Mr. Albert Aboody was appointed as a director as described below), it was not majority independent and effective June 1, 2010 our Nominating and Corporate Governance Committee and our Compensation Committee are no longer fully independent. Effective June 1, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.
On June 28, 2010, our Board of Directors appointed Mr. Aboody as an independent director and Chairman of our Audit Committee. Upon the appointment of Mr. Aboody as an additional independent director and the chairman of our Audit Committee, our Board has become majority independent and the Audit Committee consists of four independent directors.
Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.
Directors
Eric B. Herr was appointed to our Board of Directors in July 2006. On December 17, 2009 Mr. Herr was appointed as the Non-Executive Chairman of the Board. Mr. Herr is based in the United States. He currently serves on the board of directors of Regulatory Data Corporation (since 2009) and New Hampshire Charitable Foundation (Since 2010). He was a director of Taleo Corporation and Starcite Private Limited until 2010 and of Workscape from 2005 to 2008. From 1992 to 1997, Mr. Herr served first as Chief Financial Officer and then President and Chief Operating Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc, a Nasdaq -listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. He was a director of Syntel Limited and Syntel Global Private Limited. He is a frequent industry speaker and serves as the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
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
Deepak S. Parekh was appointed to our Board of Directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of GlaxoSmithKline Pharmaceuticals Limited. Mr. Parekh is also a director of several Indian public companies such as Siemens Limited (since 2003), HDFC Ergo General Insurance Co. Limited (since 2002), Exide Industries Limited (since 2001), HDFC Standard Life Insurance Co. Limited (since 2000), HDFC Asset Management Co. Limited (since 2000), The Indian Hotels Co. Limited (since 2000), Castrol India Limited (since 1997), Infrastructure Development Finance Co. Limited (since 1997), Hindustan Unilever Limited (since 1997), Borax Morarji Limited (since 1997), Bharat Bijlee Limited (since 1995), Hindustan Oil Exploration Corporation Limited (since 1994), Zodiac Clothing Company Limited (since 1994) and Mahindra & Mahindra Limited (since 1990). He is also director on the Board of Airport Authority of India (since 2009), Lafarge India Private Limited (since 2005), GIC Special Investments Pte. Limited (since 2011) and D P World, Dubai (since 2011). He was a director of Singapore Telecommunications Limited from 2004 to 2010. He was appointed special director by the Government of India of Satyam Computer Services Limited during 2009 to resolve the crisis at Satyam. Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Chartered Accountant degree from the Institute of Chartered Accountants in England & Wales (ICAEW). The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai 400 020, India.

Richard O. Bernays was appointed to our Board of Directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the Board of Directors of several public companies, including The NMR Pension Trustee Limited (since 2009), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Charter Pan European Trust plc (since 2004), Impax Environmental Markets Trust plc (since 2002), Gartmore Global Trust plc (since 2001), Taikoo Developments Limited (since 1997), The Throgmorton Trust (since 2002), MAF Trust (since 2005) and GFM Cossack Bond Company Limited (since 1997). He was a director of Hermes Pension Management from 2005 to 2007, Singer and Friendlander from 2003 to 2005 and Martin Curie Income and Growth Trust from 1997 to 2008. Mr. Bernays was a member of the Supervisory Board of the National Provident Life until 2010. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is E72 Montevetro, 100 Battersea Church Road, London SW11 3YL.
Sir Anthony A. Greener was appointed to our Board of Directors in June 2007. Sir Anthony is based in London. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a director of Nautor AB (since 2009), Williams-Sonoma Inc. (since 2007), Minton Trust (since 2007) and United Church Schools (since 2005). He was a director of Robert Mondavi from 2000 to 2005. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is the Minton Trust, 26 Hamilton House, Vicarage Gate, London W8 4HL.
Albert Aboody was appointed to our Board of Directors in June 2010 and also serves as the chairman of our Audit Committee. Mr. Aboody is based in the US. Prior to his appointment as our director, he was a partner with KPMG, US. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the Commission’s reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual. Mr. Aboody is a member of the American Institute of Certified Public Accountants. He was a post-graduate research scholar at Cambridge University and received a Bachelor of Arts degree from Princeton University. The business address of Mr. Aboody is 424 East 57th Street # 3D, New York, NY 10022.
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
Executive Officers
Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.
Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include finance and accounting, procurement, facilities, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS Limited (a subsidiary of Electronic Data Systems, now a division of Hewlett-Packard) and financial controller at ITC Limited. Mr. Misra is presently director of Value and Budget Housing Corporation (India) Private Limited (since 2009). He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Misra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Johnson J. Selvadurai is Managing Director of European Operations. Prior to joining WNS, he was the Chief Executive Officer of our enterprise services business unit until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 20 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer and is a member of the data processing institute. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is presently a director in Business forms (Private) Limited, Sri Lanka (since 1984) and Data Cap (Private) Limited, India (since 2000). The business address for Mr. Selvadurai is Malta House, 36-38 Piccadilly, London, W1J 0DP, UK.

Michael Garber is Global Head — Sales & Marketing. He has rich experience with an accomplished career spanning 32 years in IT enabled services, marketing, consulting and general management, of which, over a decade has been in the outsourcing space leading global teams. Prior to joining WNS, he held senior positions in several prominent outsourcing companies such as President of the Americas for Birlasoft, Senior Vice President — Business Development at InSource (a Virtusa subsidiary) and Insurance Practice Lead at eFunds. He has also served as Vice President and Business Unit Head of the Insurance Practice at Cognizant Technology Solutions. After graduation from university, he spent 20 years with MassMutual Financial Group. He has a Bachelor of Arts degree in Mathematics from the Western New England College, Springfield and an Associate of Arts degree in Marine Biology from the Roger Williams University, Bristol. He has also completed Professional Management Practices Designation from MassMutual Financial Group and the Executive Management Development Program from the University of Michigan. The business address for Mr. Garber is 420 Lexington Avenue, Suite 2515, New York, NY 10170, US.
Ronald Strout is Chief of Staff & Head Americas. He has over 30 years of experience in the financial services industry and consulting. He is well-known in the industry for transforming businesses in large and small corporate environments. Prior to joining WNS, he was the Executive Vice President with a technology start-up. He has also held other senior positions such as the Senior Vice President at State Street Corporation and Partner / Managing Director at Bearing Point (formerly KPMG Consulting, Inc.). His vast professional experience also spans Security First Savings and Loans, Global Solutions and Interactive Data Corp. He has received a Bachelor of Science degree from the University of Maine. The business address of Mr. Strout is 131 Castle Road, Nahant, Massachusetts 01908, US.
Swaminathan Rajamani is Chief People Officer. He leads WNS’s Human Resources function, and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. Swaminathan has a Masters in Social Work (MSW) from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.
B. Compensation
Compensation Discussion and Analysis
Compensation Objectives
Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is a strategic tool, rather than just an expense. The key focus of our compensation philosophy is to align the incentives of our employees with our business objectives while minimizing the risks from external market dynamics. We also use compensation to reinforce a high performance work ethic and to attract, motivate and engage high performing individuals and teams in our various verticals, horizontals, and enabling units.
Compensation is determined by keeping in mind our philosophy, internal parity, external equity and market dynamics. Our compensation structures and policies differ by country or geography. These policies are designed to pay compensation that we would pay to our employees based out of that location and to comply with the local employment laws.
It is critical that we attract, motivate and retain highly talented individuals, at all levels of the organization, who are committed to our core circle of values: client first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving the goal of “One WNS One Goal — Outperform!”

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
Benchmarking and Use of Compensation Consultant
Our overall compensation targets have been set in close consultation with Hewitt Associates India Private Limited, or Hewitt. The companies selected by Hewitt for its survey for benchmarking our executive officers’ compensation also included companies in similar industries and size that were recently listed in the US at that time. The selected peer group of companies included Syntel, LLC and Convergys Corporation from the data processing, outsourced services and telecommunication services industries, and Cognizant Technology Solutions Corporation, Covansys Corp. and Kanbay, Inc. from the information technology consulting industry and other information technology firms that compete with us for talent. In addition to input from Hewitt’s survey, we also take into consideration our performance and industry indicators in drawing up our compensation strategy.

The list of companies against which we benchmarked the compensation of our executive officers and senior management in fiscal year 2011 included the following companies:
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
For fiscal 2011, our Compensation Committee concluded that there would be no increase in the base salaries (fixed compensation in the case of India — based officers) for the executive officers and senior management. Our committee however approved the grant of shares in the form of RSUs to the executive officers and senior management.
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
Components of Executive Compensation for Fiscal 2011
For fiscal 2011, the compensation of our executive officers and senior management consisted of the following five primary components:
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
The aggregate amount of all cash bonuses paid for fiscal 2011 did not exceed the aggregate cash incentive bonus pool approved by our Compensation Committee for the fiscal year. Under the plan, bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each fiscal year, unless employment agreements contain different terms. Funding of possible bonus payouts for the fiscal year is determined by our financial results for the fiscal year relative to the achievement of pre-determined target for adjusted net income. This may be increased or decreased depending upon the executive’s individual performance against his or her non-financial goals.
When our performance falls short of target, our aggregate funding of the annual cash bonus incentive pool declines, with no funding of the bonus pool if we do not achieve the floor of our business target. At the end of the performance period, our Compensation Committee has discretion to adjust an award payout from the amount yielded in a manner that enables us to reward efforts and also take care of critical talent and potential talent from a long-term outlook.
Our Compensation Committee considered the following when establishing the awards for fiscal 2011:
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
In determining equity compensation, our Compensation Committee first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our Group Chief Executive Officer and our Chief People Officer, we determine the proportion of RSUs to be granted for each level of our executive officers and senior management. Finally, with the approval of our Compensation Committee, we determine the total number of RSUs to be granted to each level of our executive officers and senior management based on the fair market value of the award on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. For fiscal 2011, most of the grants were made in August 2010 in respect of services rendered in fiscal 2010.
During fiscal 2011, we introduced a new vesting schedule which is time based and also based on the performance of our company. Consistent with our equity grants to our executive officers and senior management, in the preceding fiscal year, we awarded 750,281 RSUs to executive officers and senior management. The following table sets forth the vesting schedule of these grants.

Total RSUs
Granted	Vesting Schedule
54,181	20% will vest on the first anniversary of the grant date, another 20% will vest on the second anniversary of the grant date and the balance will vest on the third anniversary of the grant date.
696,100	60% of these RSUs which is time based will vest equally (20%) each on the first, second and third anniversary of the grant date, respectively, and 40% which is performance based will vest on the third anniversary of the grant date based on the achievement of the defined performance target in the RSU letters issued to employees. In addition the employee shall be eligible for an additional vesting of 10% of the RSUs granted to such employee, which would vest either on the third or fourth anniversary of the grant date based on the over-performance criteria stated in the relevant RSU letter.

750,281

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
Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid or proposed to be paid to each of our directors and executive officers for services rendered in fiscal 2011 was $2.8 million, which comprised of $1.6 million paid towards salary, $1.0 million paid towards bonus and $0.2 million paid towards social security, medical and other benefits. The total compensation paid to our most highly compensated executive officer in fiscal 2011 was $1.2 million (which comprised of $0.7 million paid towards salary, $0.5 million paid towards bonus payments and $0.03 million paid towards social security, medical and other benefits).
The following table sets forth the total compensation paid or proposed to be paid to each of our executive directors and executive officers for services rendered in fiscal 2011. The individual compensation of Messrs. Keshav R. Murugesh, Alok Misra and Swaminathan Rajamani are disclosed in the statutory / annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

Name	Base Salary	Benefits	Bonus	Total
Keshav R. Murugesh	$639,033	$32,220	$537,003	$1,208,256
Alok Misra	$319,178	$16,110	$176,026	$511,314
Johnson J. Selvadurai	$305,671	$89,406	$58,689	$453,766
Steve Reynolds(1)	$313,246	$11,572	$209,843	$534,661
Michael Garber(2)	$15,556	$1,170	$8,438	$25,164
Ronald Strout(2)	$12,500	$956	$3,466	$16,922
Swaminathan Rajamani(2)	$7,278	$349	$7,940	$15,567

Notes:

(1)	On September 13, 2010 Steve Reynolds’ employment agreement was terminated and he ceased to be Managing Director — North America.

(2)	On March 10, 2011, Michael Garber — Global Head — Sales & Marketing, Ronald Strout — Chief of Staff & Head Americas and Swaminathan Rajamani — Chief People Officer were each designated as an executive officer of our company as a result of an increase in their responsibilities to include policy-making functions. The compensation for each of these executive officers disclosed in the table pertains to the compensation paid to them for services rendered from March 10, 2011 (when they became designated as executive officers of our company) to March 31, 2011.
Compensation paid to Non-executive Directors
The aggregate compensation paid to our non-executive directors in fiscal 2011 was $343,850 which comprised sitting fees.
Grant of RSUs to Directors
Our directors and executive officers were granted 252,981 RSUs under our amended 2006 Incentive Award Plan in fiscal 2011.
Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the Amended and Restated 2006 Incentive Award Plan.

Employment Agreement of our Executive Director
We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010 to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Under the agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, Mr. Murugesh was in February 2010 granted RSUs representing the right to receive an aggregate of 40,000 ordinary shares that vested immediately and 260,000 ordinary shares that will vest over a three-year period, subject to his continued employment with us through the vesting dates. If Mr. Murugesh’s employment is terminated by us without cause (as defined in the employment agreement), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans.
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
Options and Restricted Share Units Granted
The following table sets forth information concerning RSUs granted to our directors and executive officers in fiscal 2011. No options were granted in fiscal 2011.

Position	Employee Name	Date of Grant	Total RSUs Granted in Fiscal 2011	Expiration Date
Director	Albert Aboody	15-Jul-10	9,031	14-Jul-20
		28-Oct-10	7,030	27-Oct-20
	Deepak S. Parekh	28-Oct-10	7,030	27-Oct-20
	Eric B. Herr	28-Oct-10	7,030	27-Oct-20
	Keshav R. Murugesh	13-Aug-10	87,800	12-Aug-20
	Richard O. Bernays	28-Oct-10	7,030	27-Oct-20
	Anthony A. Greener	28-Oct-10	7,030	27-Oct-20

Total			131,981

Executive Officer	Alok Misra	13-Aug-10	33,000	12-Aug-20
	Johnson J. Selvadurai	13-Aug-10	22,000	12-Aug-20
	Steve Reynolds(1)	NA	NA	NA
	Michael Garber(2)	1-Nov-10	22,000	31-Oct-20
	Ronald Strout(2)	23-Aug-10	22,000	22-Aug-20
	Swaminathan Rajamani (2)	29-Nov-10	22,000	28-Nov-20

Total			121,000

Grand Total			252,981

Notes:

(1)	On September 13, 2010, Steve Reynolds’ employment agreement was terminated and he ceased to be Managing Director — North America.

(2)	On March 10, 2011, Michael Garber — Global Head — Sales & Marketing, Ronald Strout — Chief of Staff & Head Americas and Swaminathan Rajamani — Chief People Officer were each designated as an executive officer of our company as a result of an increase in their responsibilities to include policy-making functions.
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2011, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.8 million.
Provident Fund
In accordance with Indian, the Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.7 million in each of fiscal 2011, 2010 and 2009 to the government provident fund.
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
Gratuity
In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $22,375 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and AVIVA Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $0.7 million, $0.1 million and $0.1 million in fiscal 2011, 2010 and 2009, respectively, to LIC and AVIVA Life Insurance Company Private Limited.

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
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,344,056 ordinary shares have been exercised and options to purchase 199,872 ordinary shares remain outstanding as at March 31, 2011. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.
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
Outstanding Awards. As at March 31, 2011, options or RSUs to purchase an aggregate of 2,438,762 ordinary shares were outstanding, out of which options or RSUs to purchase 841,999 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to February 1, 2021. The weighted average grant date fair value of RSUs granted during fiscal 2011, 2010 and 2009 were $9.09, $10.28 and $13.39 per ADS, respectively. There were no grants of RSUs during fiscal 2006 and 2005. There is no purchase price for the RSUs.
C. Board Practices
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors, and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of seven directors. Messrs. Herr, Bernays, Aboody and Sir Anthony satisfy the “independence” requirements of the NYSE rules.
On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our Audit Committee effective June 1, 2010. Further, our Board of Directors has decided not to consider Mr. Parekh as an independent director under the NYSE listing standards effective June 1, 2010. Accordingly, our Board of Directors decided that from June 1, 2010 to June 28, 2010 (when Mr. Aboody was appointed as a director as described below), it was not majority independent and effective June 1, 2010, our Nominating and Corporate Governance Committee and our Compensation Committee are no longer fully independent. Effective June 1, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.
On June 28, 2010, our Board of Directors appointed Mr. Aboody as an independent director and Chairman of our Audit Committee. Upon the appointment of Mr. Aboody as an additional independent director and the chairman of our Audit Committee, our Board has become majority independent and the Audit Committee consists of four independent directors.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2014;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2012; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2013.
Our directors for fiscal 2011 are classified as follows:
•	Class I: Sir Anthony A. Greener and Mr. Richard O. Bernays;

•	Class II : Mr. Keshav R. Murugesh and Mr. Albert Aboody; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.
The appointments of Messrs. Murugesh and Aboody will expire at the next annual general meeting, which we expect to hold in July 2011. We intend to seek shareholders’ approval for the re-election of Messrs. Murugesh and Aboody at the next annual general meeting.

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
Our Board of Directors held ten meetings in fiscal 2011.
Board Leadership Structure and Board Oversight of Risk
Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors.
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
Audit Committee
The Audit Committee comprises four directors: Messrs. Albert Aboody (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener. Each of Messrs. Aboody, Herr, Bernays and Sir Anthony A. Greener satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our Audit Committee effective June 1, 2010. Effective June 28, 2010, Mr. Albert Aboody took over as the Chairman of the committee in place of Sir Anthony A. Greener who then continued to be on the committee as a member. The principal duties and responsibilities of our Audit Committee are as follows:
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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Aboody and Herr serve as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.
We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The Audit Committee held eight meetings in fiscal 2011.
Compensation Committee
The Compensation Committee comprises four directors: Messrs. Richard O. Bernays (Chairman), Eric B. Herr, Deepak S. Parekh and Sir Anthony A. Greener. Each of Messrs. Bernays, Herr and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party. Our Board of Directors decided not to consider Mr. Parekh as an independent director under the NYSE listing standards from the effectiveness of such arrangement. Accordingly, our Board of Directors has determined that effective June 1, 2010, our Compensation Committee is no longer fully independent, whereupon we decided to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independent requirement. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2002 Stock Incentive Plan and the Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.
We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The Compensation Committee held six meetings in fiscal 2011.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee comprises four directors: Messrs. Deepak S. Parekh (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener. Each of Messrs. Herr and Bernays and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010 Mr. Parekh entered into a consulting arrangement with another party. Our Board of Directors decided not to consider Mr. Parekh as an independent director under the NYSE listing standards from date of the effectiveness of such arrangement. Accordingly, our Board of Directors has determined that effective June 1, 2010, our Nominating and Corporate Governance Committee is no longer full independent, whereupon we decided to elect to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independence requirement. The principal duties and responsibilities of the nominating and governance committee are as follows:
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
The Nominating and Corporate Governance Committee held five meetings in fiscal 2011.

Executive Sessions
Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Mr. Eric B. Herr has presided over all executive sessions. Our non-executive directors held four executive sessions in fiscal 2011.
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
D. Employees
For a description of our employees, see “Item 4. Information on the Company — Business Overview — Human Capital.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at March 31, 2011 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2011 are based on an aggregate of 44,443,726 ordinary shares outstanding as of that date.

	Number of Ordinary Shares
	Beneficially Owned
Name	Number	Percent
Directors

Keshav R. Murugesh(4)	71,856	0.16%
Jeremy Young(1)(3)	21,366,644	48.08%
Eric B. Herr	32,812	0.07%
Deepak S. Parekh	25,812	0.06%
Richard O. Bernays	25,812	0.06%
Anthony A. Greener	24,049	0.05%
Albert Aboody	—	—
Executive Officers
Alok Misra	82,552	0.19%
Johnson J. Selvadurai(2)	318,004	0.72%
Michael Garber	—	—
Ronald Strout	—	—
Swaminathan Rajamani	—	—
All our directors and executive officers as a group (twelve persons)(3)	21,947,541	49.38%

Notes:

(1)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(2)	Of the 318,004 shares beneficially owned by Johnson J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai.

(3)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(4)	Of the 71,856 shares beneficially owned by Keshav R. Murugesh 19,856 shares are held jointly with his wife Shamini K. Murugesh in the form of ADRs.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at March 31, 2011:

	Options Summary					RSU Summary
							Number
			Number of				of
			shares				shares
			underlying				underlying
			unexercised				RSUs
	Number of		options			Number of	that will
	shares		that will	Number of		shares	vest in	Number of
	underlying		vest in	shares		underlying	next 60	shares
	unexercised		next 60	underlying		RSUs held	days	underlying
	but		days from	options		that have	from	RSUs held
	vested	Exercise	March 31,	that have	Exercise	vested but	March 31,	that have
Name	options	price	2011	not vested	price	unexercised	2011	not vested
Directors
Keshav R. Murugesh						52,000		295,800
Jeremy Young	—	—
Eric B. Herr	14,000	$20.00					1,186	41,347
	2,000	$22.98
Deepak S. Parekh	14,000	$20.00					1,186	13,347
	2,000	$22.98
Richard O. Bernays	14,000	$28.87					1,186	13,347
	2,000	$22.98

Anthony A. Greener	14,000	$28.48					1,186	14,277
	2,000	$22.98
Albert Aboody								16,061
Executive Officers
Alok Misra	13,260	$15.32				49,861	19,431	67,621
Johnson J. Selvadurai	20,000	$20.00				16,532	16,579	41,440
	5,000	$30.21
	8,227	$27.75
Ronald Strout								22,000
Michael Garber								22,000
Swaminathan Rajamani								22,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2011 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 44,443,726 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned(1)
Warburg Pincus(2)	21,366,644	48.08%
FMR LLC(3)	6,354,465	14.30%
Columbia Wanger Asset Management, L.P. (4)	5,979,000	13.45%
Nalanda India Fund Limited(5)	5,211,410	11.73%

Notes:

(1)	Based on an aggregate of 44,443,726 ordinary shares outstanding as at March 31, 2011.

(2)	Information is based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P., or WP VIII, Warburg Pincus International Partners, L.P., or WPIP, Warburg Pincus Netherlands International Partners I, CV, or WP Netherlands, Warburg, Pincus Partners, LLC, or WPP LLC, Warburg, Pincus & Co., or Warburg Pincus, and Warburg Pincus LLC, or WP LLC. The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(3)	Information is based on a report on Amendment No. 5 to Schedule 13G jointly filed with the Commission on February 14, 2011 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the investment adviser to Fidelity Mid Cap Stock Fund.

(4)	Information is based on a report on Amendment No. 3 to Schedule 13G jointly filed with the Commission on February 11, 2011 by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust.

(5)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.
The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:
•	FMR LLC reported its percentage ownership of our ordinary shares to be 10.264% in a report on Schedule 13G jointly filed with the Commission on June 19, 2007, 14.999% in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008, 9.49% in a report on Amendment No. 3 to Schedule 13G jointly filed with the Commission on February 17, 2009, 12.641% in a report on Amendment No. 4 to Schedule 13G jointly filed with the Commission on February 16, 2010 and 15.00% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 5 to Schedule 13G jointly filed with the Commission on February 14, 2011 .

•	Columbia Wanger Asset Management, L.P. reported its percentage ownership of our ordinary shares to be Columbia 8.16% in a report on Schedule 13G filed with the Commission on February 5, 2009, 10.05% in a report on Amendment No. 1 to Schedule 13G filed with the Commission on March 9, 2009, 12.2% in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 10, 2010 and 13.4% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 3 to Schedule 13G filed with the Commission on February 11, 2011.

•	Nalanda India Fund Limited reported its percentage ownership of our ordinary shares to be 5.25% in a report on Schedule 13G filed with the Commission on March 20, 2008, 9.86% in a report on Amendment No. 1 to Schedule 13G filed with the Commission on February 9, 2009, 12.3% in reports on Schedule 13G filed with the Commission on February 10, 2009 and January 13, 2010 and 11.76% (based on the then number of our ordinary shares reported as outstanding at that time) in reports on Schedule 13G filed with the Commission on February 2, 2011.

•	Tiger Global Management, LLC reported that it owned 6.6% of our ordinary shares in a report on Amendment No. 1 to Schedule 13G filed with the Commission on February 12, 2009 and thereafter divested its entire interest in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 12, 2010.

•	Lone Spruce, L.P., Lone Balsam, Lone Sequoia, Lone Pine Associates LLC, Lone Pine Capital LLC (which we refer to collectively herein as “Lone Capital”) and Stephen F. Mandel reported Lone Pine Associates’s ownership of 1.0%, Lone Pine Capital’s ownership of 4.4% and Mr. Mandel’s ownership of 5.4% of our ordinary shares in a report on Schedule 13G jointly filed with the Commission on August 17, 2007 by Lone Capital and Mr. Mandel. Lone Capital and Mr. Mandel thereafter in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008 reported that they ceased to own more than 5% of our ordinary shares. Lone Pine Associates, the general partner of Lone Spruce, Lone Sequoia and Lone Balsam, has the power to direct the affairs of Lone Spruce, Lone Sequoia and Lone Balsam. Mr. Mandel is the Managing Member of each of Lone Pine Associates and Lone Pine Capital and in such capacity directs their operations.
None of our major shareholders have different voting rights from our other shareholders.
As at March 31, 2011, 21,402,048 of our ordinary shares, representing 48.15% of our outstanding ordinary shares, were held by a total of 24 holders of record with addresses in the US. As at the same date, 22,454,319 of our ADSs (representing 22,454,319 ordinary shares), representing 50.52% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
Related Party Transactions
(Amounts in thousands, unless otherwise indicated)
Since fiscal 2003, we have entered into agreements with certain investee companies of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2011, 2010 and 2009, these investee companies in the aggregate accounted for $3.8 million, $2.6 million and $3.2 million, respectively, representing 0.6%, 0.5% and 0.6% of our revenue, respectively, and 1.0%, 0.7% and 0.8% of our revenue less repair payments, respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2011, 2010 and 2009, these investee companies in the aggregate accounted for $20, $nil and $109 in expenses, respectively. We also purchase equipment from certain investee companies of Warburg Pincus. In fiscal 2011, 2010 and 2009, we paid these investee companies in the aggregate $nil, $nil and $2, respectively, for these equipment.
On January 1, 2005, we entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary IT-enabled services software program. Johnson J. Selvadurai, our Managing Director of European Operations, is a principal shareholder of Datacap. In fiscal 2011, 2010 and 2009, we paid $1, $5 and $30, respectively, for the license under the agreement. In fiscal 2011, 2010 and 2009, we paid Datacap $nil, $2 and $5 respectively, for purchase of computers and software.

On September 18, 2007, we entered into an agreement with Mahindra & Mahindra Limited for the hire of transport services. Our director, Mr. Deepak S. Parekh, is an executive director of Mahindra & Mahindra Limited. In fiscal 2009, we paid $4 for such transport services. No such services were availed and accordingly, no payments were made in fiscal 2011 and 2010.
In March 2008, we entered into an agreement with Singapore Telecommunications Limited for the provision of lease line services. Our director, Mr. Deepak S. Parekh, was an executive director of Singapore Telecommunications Limited till July 2010. In fiscal 2011, 2010 and 2009 we paid $161, $319 and $274 respectively, for such services.
In fiscal 2009, we obtained a short-term loan of 440 million ($10.04 million based on the spot rate of 43.84 per $1.00 on the date of the loan) from HDFC Limited for working capital purposes. Our director, Mr. Deepak S. Parekh, is the Chairman of HDFC Limited. Interest was payable at the rate of 15.5% per annum. In fiscal 2009, an interest amount of $269 was paid to HDFC Limited. The loan was repaid in September and November 2008.
In fiscal 2010, we paid $4 to The Indian Hotels Company Limited towards hiring of accommodation and related services. Our director, Mr. Deepak S. Parekh, is a director of The Indian Hotels Company Limited.
In the fiscal 2011, we paid $55 to SIFE India, a non-profit company where Mr. Keshav R. Murugesh, our director holds directorship.
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
In January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated 728.1 million ($16.3 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 225.9 million ($5.1 million based on the exchange rate on March 31, 2011). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. In March 2009, we deposited 10.0 million ($0.2 million based on the exchange rate on March 31, 2011) with the Indian tax authorities pending resolution of the dispute. The first level Indian appellate authorities have ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. The Indian tax authorities contested the first level Indian appellate authorities’ ruling before the second level appellate authorities and resolution of the dispute is pending. We disputed the order of assessment for fiscal 2005 before the first level Indian appellate authorities. In November 2010, we received the order from the first level Indian appellate authorities in respect of the assessment order for fiscal 2005 deciding the issues in our favor. However, the order may be contested before higher appellate authorities by the Indian tax authorities.
On November 30, 2009, we received a draft order of assessment for fiscal 2006 from the Indian tax authorities (incorporating the transfer pricing order that we had received on October 31, 2009). We had disputed the draft order of assessment before the Dispute Resolution Panel, or DRP, a panel set up by the Government of India as alternate first level appellate authorities. In September 2010, we received the DRP order as well as the order of assessment giving effect to the DRP order that assessed additional taxable income on WNS Global that could give rise to an estimated 457.3 million ($10.2 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 160.4 million ($3.6 million based on the exchange rate on March 31, 2011). The assessment order involves issues similar to that alleged in the order for fiscal 2005. Further, in September 2010, we also received the DRP orders as well as the orders of assessment giving effect to DRP orders, relating to certain of our other Indian subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2006 that could give rise to an estimated 273.2 million ($6.1 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 95.4 million ($2.1 million based on the exchange rate on March 31, 2011). The DRP orders as well as assessment orders alleges that the transfer price we applied to international transactions with our related parties were not appropriate and taxed certain receipts claimed by us as not taxable. In March 2011, we deposited 8.0 million ($0.2 million based on the exchange rate on March 31, 2011) with the Indian tax authorities pending resolution of the dispute. We have disputed these orders before higher appellate authorities.

In February 2011, we received the order of assessment for fiscal 2007 from the Indian tax authorities (incorporating a transfer pricing order that we had received in November 2010) that assessed additional taxable income on WNS Global that could give rise to an estimated 854.4 million ($19.1 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 277.3 million ($6.2 million based on the exchange rate on March 31, 2011). In March 2011, we deposited 30.0 million ($0.7 million based on the exchange rate on March 31, 2011) with the Indian tax authorities pending resolution of the dispute. Further, in February 2011, we also received the orders of assessment, relating to certain of our other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2007 that could give rise to an estimated 462.7 million ($10.4 million based on the exchange rate on March 31, 2011) in additional taxes, including interest of 145.6 million ($3.3 million based on the exchange rate on March 31, 2011). In March 2011, we separately deposited 40.5 million ($0.9 million based on the exchange rate on March 31, 2011) with the Indian tax authorities pending resolution of the dispute. The orders of assessment involve issues similar to that alleged in the orders for fiscal 2005 and 2006. We have disputed these orders of assessment before first level Indian appellate authorities.
Based on certain favorable decision from appellate authorities in previous years, certain legal opinions from counsel and after consultation with our Indian tax advisors, we believe that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessments and orders. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters
In March 2009, we received from the Indian service tax authority an assessment order demanding payment of 346.2 million ($7.7 million based on the exchange rate on March 31, 2011) of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global in India to clients. After consultation with our Indian tax advisors, we believe the chances that the assessment would be upheld against us are remote. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. We intend to continue to vigorously dispute the assessment.
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

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on July 26, 2006 at an initial offering price of $20.00 per ADS. The ADRs evidencing ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the underlying shares for ADSs) as at March 31, 2011 was 44,443,726. As at March 31, 2011, there were 22,454,319 ADSs outstanding (representing 22,454,319 ordinary shares).
The high and low last reported sale prices per ADS since trading on July 26, 2006 are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2007(1)	$35.83	$20.79
2008	$29.85	$12.81
2009	$20.00	$3.10
2010	$17.25	$5.10
2011	$13.38	$8.46
Fiscal Quarter:
2010
First quarter	$10.40	$5.10
Second quarter	$16.50	$8.39
Third quarter	$17.25	$11.59
Fourth quarter	$15.95	$10.12
2011
First quarter	$13.38	$9.62
Second quarter	$13.35	$8.46
Third quarter	$12.94	$8.76
Fourth quarter	$11.98	$9.70
Month:
October 2010	$10.90	$8.76
November 2010	$12.10	$10.35
December 2010	$12.94	$11.29
January 2011	$11.98	$10.30
February 2011	$11.36	$9.70
March 2011	$10.97	$9.70
April 2011 (till April 17, 2011)	$10.61	$9.61

Note:

(1)	From July 26, 2006 following the completion of our initial public offering on the NYSE.
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
Currently, the address of our share registrar is Capita Secretaries Limited, or Capita, at 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands and our share register is maintained at the premises of our share registrar Capita.
Effective May 1, 2011, our share registrar will change from Capita Secretaries Limited to Computershare Investor Services (Jersey) Limited and the share register will then also be maintained at the premises of Computershare at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.
The address of our secretary is Computershare Company Secretarial Services (Jersey) Limited, or Computershare, at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES. Our registered office is maintained at the premises of Computershare.
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
Share Capital
As at March 31, 2011, the authorized share capital is £5,100,000 divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. We had 44,443,726 ordinary shares outstanding as at March 31, 2011. There are no preferred shares outstanding as at March 31, 2011. Pursuant to Jersey law and our Memorandum and Articles of Association, our Board of Directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. None of our shares have any redemption rights.
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

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Under the 1991 Law, directors shall, notwithstanding anything in a Jersey company’s articles of association, call a general meeting on a shareholders’ requisition. A shareholders’ requisition is a requisition of shareholders holding not less than one-tenth of the total voting rights of the shareholders of the company who have the right to vote at the meeting requisitioned. Failure to call an annual general meeting in accordance with the requirements of the 1991 Law is a criminal offense on the part of a Jersey company and its directors. The JFSC may, on the application of any officer, secretary or shareholder call, or direct the calling of, an annual general meeting.

Corporate Law Issue	Delaware Law	Jersey Law
Interested Director Transactions	Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the Board of Directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee or the shareholders.	A director of a Jersey company who has an interest in a transaction entered into or proposed to be entered into by the company or by a subsidiary which conflicts or may conflict with the interests of the company and of which the director is aware, must disclose the interest to the company. Failure to disclose an interest entitles the company or a member to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit. A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed. Without prejudice to its power to order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith thereunder would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Corporate Law Issue	Delaware Law	Jersey Law
Cumulative Voting	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the 1991 Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents in writing setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation.	Insofar as the memorandum or articles of a Jersey company do not make other provision in that behalf, anything which may be done at a meeting of the company (other than remove an auditor) or at a meeting of any class of its shareholders may be done by a resolution in writing signed by or on behalf of each shareholder who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting. A resolution shall be deemed to be passed when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the Board of Directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the Board of Directors and, only if the Articles of Association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of that company.

Corporate Law Issue	Delaware Law	Jersey Law
Limitations on Directors Liability	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	The 1991 Law does not contain any provisions permitting Jersey companies to limit the liability of directors for breach of fiduciary duty. Any provision, whether contained in the articles of association of, or in a contract with, a Jersey company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company is void (subject to what is said below).

Indemnification of Directors and Officers	A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	The prohibition referred to above does not apply to a provision for exempting a person from or indemnifying the person against (a) any liabilities incurred in defending any proceedings (whether civil or criminal) (i) in which judgment is given in the person’s favor or the person is acquitted, (ii) which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or (iii) which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings, (b) any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company, (c) any liability incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the 1991 Law in which relief is granted to the person by the court or (d) any liability against which the company normally maintains insurance for persons other than directors.

Corporate Law Issue	Delaware Law	Jersey Law
Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	The 1991 Law does not confer upon shareholders any appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that a company’s affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally or of some part of its shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by the company (including an act or omission on its behalf) is or would be so prejudicial. There may also be common law personal actions available to shareholders. Under Article 143 of the 1991 Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the 1991 Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Corporate Law Issue	Delaware Law	Jersey Law
Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The memorandum and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.
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
On July 11, 2008, our wholly-owned subsidiary, WNS Capital Investment Limited, entered into a share sale and purchase agreement with AVIVA, pursuant to which WNS Capital Investment Limited acquired all the shares of Aviva Global. This acquisition is part of a transaction with AVIVA that included the AVIVA master services agreement described below. We completed our acquisition of Aviva Global (which we refer to as WNS Global Singapore following our acquisition) concurrently with the execution of this share sale and purchase agreement. Pursuant to the agreement, WNS Global Singapore has exercised its option to require third party business process outsourcing, or BPO, providers to transfer to it two facilities in Chennai and Pune, India operated by these third party BPO providers under BOT contracts with WNS Global Singapore. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the Pune facility occurred in August 2008. The total consideration for the AVIVA transaction, including legal and profession fees, was approximately $249.0 million. We obtained the $200 million 2008 Term Loan to fund, together with existing cash and cash equivalents, the AVIVA transaction.
(1) Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited (“AVIVA master services agreement”), (2) Variation Agreement dated August 3, 2009, to the AVIVA master services agreement and (3) Novation and Agreement of Amendment dated March 24, 2011 among Aviva Global Services (Management Services) Private Ltd., WNS Capital Investment Limited and WNS Global Services Private Limited.
On July 11, 2008, WNS Capital Investment Limited entered into the AVIVA master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, pursuant to which AVIVA MS agrees to appoint us as service provider and prime contractor to supply certain BPO services to the AVIVA group for a term of eight years and four months. Under the agreement, AVIVA MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full-time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a variation agreement to the AVIVA master services agreement pursuant to which AVIVA MS agreed to increase the minimum volume commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August l, 2011 to January 31, 2012. The minimum volume commitment will revert to 3,000 billable full time employees after January 31, 2012 for the remaining term of the AVIVA master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. The agreement may be terminated by AVIVA MS for a variety of reasons, including a material breach of agreement by us, or at will at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to WNS Global Singapore in July 2008, at any time after the expiry of 24 months from September 19, 2008 and in the case of the Pune facility which was transferred to WNS Global Singapore in August 2008, at any time after the expiry of 24 months after 60 days from the date of completion of the transfer of the Pune facility, in each case, with six months’ notice upon payment of a termination fee. We may also terminate the agreement for a variety of reasons, including the failure by AVIVA MS to pay any invoiced amounts where such invoiced amounts are overdue for a period of at least 30 business days or if it is otherwise in material breach of the agreement.
Pursuant to a novation and agreement of amendment dated March 24, 2011 among AVIVA MS, WNS Capital Investment Limited and WNS Global, WNS Capital Investment Limited’s rights and obligations under the AVIVA master services agreement have been novated to WNS Global effective March 31, 2011.

Facility Agreement, dated July 2, 2010, by and among (1) WNS (Mauritius) Limited, as the Borrower, (2) WNS (Holdings) Limited and its subsidiaries named as guarantors therein, or collectively the Guarantors, (3) The Hongkong and Shanghai Banking Corporation Limited as Agent (4) The Hongkong and Shanghai Banking Corporation Limited, DBS Bank Limited and BNP Paribas, as Arrangers, (5) the Lenders named therein, (6) Morgan Walker Solicitors Limited, as Security Trustee, and (7) The Hongkong and Shanghai Banking Corporation Limited and HSBC Bank (Mauritius) Limited, as Account Banks.
On July 2, 2010, we entered into a facility agreement for a term loan of $94 million to refinance, together with cash on hand, the balance of $115 million outstanding on the 2008 Term Loan. This term loan bears interest equal to the three-month US dollar LIBOR plus a margin of 2% per annum. The variable interest rate as at March 31, 2011 was 2.30%. As at March 31, 2011, our interest rate swap agreement converted the floating rate loan to a weighted average effective fixed rate of 5.84%. This term loan is repayable in semi-annual installments of $20 million on each of January 10, 2011 and July 11, 2011 and $30 million on January 10, 2012 with the final installment of $24 million payable on July 10, 2012.
The facility is secured by, among other things, guarantees and pledges of shares provided by us and certain of our subsidiaries, charges over certain of our bank accounts and a fixed and floating charge over the assets of one of our UK subsidiaries, or the 2010 Term Loan Charge, which ranks pari passu with the UK Loan Charge. The facility agreement contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined under the facility agreement. On January 10, 2011, we made a scheduled installment repayment of $20 million and the amount outstanding under the facility as at March 31, 2011 was $74 million.

Leave and Licence Agreement dated May 31, 2006 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 11.
On May 31, 2006, WNS Global entered into an agreement with Godrej & Boyce Manufacturing Company Ltd., or GBMC, pursuant to which GBMC granted a licence to WNS Global to occupy office premises with an aggregate area of 69,611 square feet within the industrial building constructed by GBMC in Vikhroli, India, known as Plant 11, for a term of 33 months commencing on April 24, 2006 and renewable for a further term of 33 months at the option of WNS. The monthly licence fee payable is 663,354 ($14,843 based on the exchange rate on March 31, 2011). WNS Global extended the agreement on February 21, 2009 for a term of 33 months commencing from January 24, 2009. The agreement will expire on October 23, 2011.
Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services Private Limited.
On January 25, 2006, WNS Global entered into a lease deed with DLF Cyber City for the leases of two office spaces in Gurgaon, India, with an aggregate built up area of 51,244 square feet at a monthly rental of 30 per square feet. The lease commenced on April 1, 2006 for a term of 54 months from the commencement date with an option to renew for a further term of 54 months. WNS Global also has agreed to be responsible for power, electricity and water charges. WNS Global is not entitled to terminate the lease within the first 36 months of each of the leases. Thereafter, WNS Global may terminate the leases by giving DLF Cyber City six months’ prior notice in writing. WNS Global renewed the agreement on December 7, 2010 for a term of 54 months from October 1, 2010 at a monthly rental of 34.50 per square feet. The agreement will expire on March 31, 2015.
Leave and Licence Agreements dated November 10, 2005 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 10.
On November 10, 2005, WNS Global entered into three agreements with GBMC pursuant to which GBMC granted a licence to WNS Global to occupy three office premises with an aggregate area of 84,429 square feet within the industrial building constructed by GBMC in Vikhroli, India, known as Plant 10. Each agreement is for a term of 33 months commencing on August 16, 2005 and ended on May 15, 2008. The agreements were subsequently extended until February 15, 2011. The monthly licence fees payable under the three agreements are 804,290 ($17,996 based on the exchange rate on March 31, 2011). WNS Global and GBMC are currently in discussions to extend this lease for a further term of five years and until a new agreement is signed, the existing lease is considered as a tenancy-at-will, terminable by either party with a notice period of fifteen days provided for the purpose.
Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services Private Limited.
On March 10, 2005 WNS Global entered into a lease deed with DLF Cyber City for the lease of two office spaces in Gurgaon with an aggregate area of 38,576 square feet and 52,419 square feet, respectively, at a monthly rental of 30 per square feet. The said lease expired at the end of its term of 54 months. WNS Global extended the lease for a further period of 54 months at a monthly rental of 34.50 per square feet. This extension of the lease for the two office spaces with an aggregate area of 38,576 square feet and 52,419 square feet will expire on April  30, 2014 and May  31, 2014, respectively.
Lease Deed dated December 6, 2010 between DLF Assets Private Limited and WNS Global Services Private Limited.
On December 6, 2010, WNS Global executed a lease deed for an aggregate area of 70,657 square feet with DLF Assets Private Limited having a monthly rental of 2.8 million ($0.1 million based on the exchange rate on March 31, 2011) for the first three years and a 15% escalation in the monthly rentals from the beginning of the fourth year of the lease. The total lease term is five years with a lock-in period of 36 months. The lease commencement date is April 1, 2011. After the lock-in period has expired, WNS Global can terminate the agreement by giving three months prior notice in writing. The said lease will expire on March 31, 2016.
Lease Deed dated January 28, 2011 between BCR Real Estate Fund and WNS BPO Services Costa Rica, S.A.
On January 28, 2011, WNS BPO Services Costa Rica, S.A., or WNS Costa Rica, entered into a lease deed with BCR Real Estate Fund, or BCR, for the office premises situated in San Jose, Costa Rica for a period of five years effective from May 1, 2011 for an aggregate 2,339.64 square metres. The monthly rental is $37,434 and will be increased annually by 3% from the beginning of the third year of the lease. The said lease will expire on April 30, 2016.

Employment Agreement dated February 1, 2010 between Keshav R. Murugesh and WNS Global Services Private Limited.
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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2007	43.10	45.06	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.98	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012 (till April 17, 2011)	44.26	44.27	44.46	44.05

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the spot rate on the last day of each month during the period.
The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
October 2010	44.55	44.05
November 2010	45.83	43.90
December 2010	45.54	44.70
January 2011	45.92	44.59
February 2011	45.66	45.06
March 2011	45.24	44.54
April 2011 (till April 17, 2011)	44.46	44.05

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2007	£0.51	£0.52	£0.58	£0.50
2008	0.50	0.50	0.52	0.47
2009	0.70	0.58	0.73	0.50
2010	0.66	0.63	0.69	0.59
2011	0.62	0.64	0.70	0.61
2012 (till April 17, 2011)	0.61	0.61	0.62	0.61

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the spot rate on the last day of each month during the period.
The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
October 2010	£0.64	£0.62
November 2010	0.64	0.61
December 2010	0.65	0.63
January 2011	0.65	0.62
February 2011	0.63	0.62
March 2011	0.63	0.61
April 2011 (till April 17, 2011)	0.62	0.61
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
The European Union’s evaluation of Jersey’s business tax regime
In late 2009 it was reported that concerns had been raised by some members of the ECOFIN Code of Conduct group that the current tax regime for companies in Jersey, known as “zero-ten”, could be interpreted as being outside the spirit of the EU Code of Conduct for Business Taxation. In light of this, the Treasury and Resources Minister of the States of Jersey announced a review of business taxation in Jersey in his budget speech on December 8, 2009. In a review undertaken on January 31, 2011 by the EU Council’s High Level Working Party on Tax issues, or HLWP, it was concluded that the personal tax provisions known as the “deemed distribution” and “attribution” rules were in fact a business tax measure, and were therefore within the scope of the Code of Conduct for Business Taxation. On February 15, 2011, and in the light of the HLWP’s conclusions, the States of Jersey announced that Jersey’s business taxation regime known as “zero-ten” will remain in place but that, as part of its good neighbor policy, Jersey will abolish the deemed dividend and attribution rules with effect from January 1, 2012. Accordingly, it is not anticipated that the way in which either we or our shareholders not resident in Jersey are taxed in Jersey will change (although the ECOFIN Code of Conduct group still has to meet in May 2011 formally to consider the HLWP’s conclusions and Jersey’s proposals to abolish the deemed dividend and attribution rules).

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
With respect to non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2013, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met, and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under US Internal Revenue Service, or IRS, authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.
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
Based on our current and anticipated operations and composition of our assets, we do not believe we were a PFIC for our taxable year ended on March 31, 2011. However, as noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, absent a special election as discussed below.
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
If you hold ADSs or ordinary shares in any year in which we or any of our subsidiaries are a PFIC, you would be required to file an annual information report with the U.S. Internal Revenue Service, for each entity that is a PFIC, regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or ordinary shares and the elections discussed above.
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
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, approximately 56.4% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) in fiscal 2011 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures. See “Item 5. Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”
Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2011, a sensitivity analysis shows that a 10.0% appreciation in the pound sterling against the US dollar would have increased revenue in fiscal 2011 by approximately $49.6 million. Similarly, a 10.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee in fiscal 2011 by approximately $26.3 million. Based upon our level of operations in fiscal 2011, a sensitivity analysis shows that a 10.0% appreciation in the pound sterling against the US dollar would have increased revenue less repair payments in fiscal 2011 by approximately $24.9 million. Similarly, a 10.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee in fiscal 2011 by approximately $26.3 million.
To protect against exchange gains (losses) on forecasted revenue/inter-company revenue, we have instituted a foreign currency cash flow hedging program. Our operating entities hedge a part of their forecast revenue/inter-company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
Our exposure to interest rate risk arises principally from our borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the Bank of England base rate. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facility entered into in 2008, which we refinanced in 2010, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loan. The outstanding swap agreements as at March 31, 2011 aggregated $74 million. Our use of derivative instruments is limited to effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures.
We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.
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

During fiscal 2011, the Depository has made a payment of $5,500 to IPREO (Hemscott Holdings Limited) on behalf of our company in consideration for our access to Bigdough investor relations tool.
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
As disclosed in our annual report on Form 20-F for the fiscal year ended March 31, 2010, we had concluded that our internal control over financial reporting was not effective as of that date due to a material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and related fees in our WNS Auto Claims BPO segment.
In response to the above material weakness, we have implemented the corrective actions described below to remediate the material weakness.
Following the implementation of these measures, our management, including our Group Chief Executive Officer and Group Chief Financial Officer, have concluded that, as at March 31, 2011, the material weakness identified as at March 31, 2010 have been remediated and that our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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
Management assessed the effectiveness of internal control over financial reporting as at March 31, 2011 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2011, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The effectiveness of our internal control over financial reporting as at March 31, 2011 has been audited by Grant Thornton, an independent registered public accounting firm, as stated in their report set out below.
Remediation of Fiscal 2010 Material Weakness
As disclosed in our annual report on Form 20-F for the fiscal year ended March 31, 2010, we had concluded that our internal control over financial reporting was not effective as of that date, which during fiscal 2011 has been remediated. The material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and related fees in our Auto Claims BPO segment.
To remediate the material weakness described above, we have:
•	augmented the US GAAP expertise of our accounting team in the area of revenue recognition;

•	enhanced the monitoring controls and documentation for the revenue recognition process in the WNS Auto Claims BPO segment; and

•	performed a thorough review of all the contracts in the WNS Auto Claims BPO segment to check for implication and adherence with US GAAP.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited WNS (Holdings) Limited and Subsidiaries (the “Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, WNS (Holdings) Limited and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of WNS (Holdings) Limited and Subsidiaries as of March 31, 2011, and the related consolidated statement of income, equity and comprehensive income and cash flows for the year then ended, and our report dated April 29, 2011 expressed an unqualified opinion on those financial statements.
/s/ Grant Thornton
Mumbai, India
April 29, 2011

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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Audit Committee members are Messrs. Albert Aboody (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener. Each of Messrs. Aboody, Herr, Bernays and Sir Anthony A. Greener is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messrs. Aboody and Herr each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
Grant Thornton has served as our independent public accountant for the fiscal year ended March 31, 2011. Prior to this year, Ernst & Young served as our independent public accountant for fiscal year ended March 31, 2010 and the subsequent interim reporting period through August 31, 2010. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton for the year ended March 31, 2011, and the fees we paid or accrued for the audit and other services provided by our former independent auditor, Ernst & Young for the year ended March 31, 2010 and a portion of the subsequent interim reporting period through August 31, 2010.

	Fiscal
	2011(1)	2011(2)	2010(2)
Audit fees	$499,000	$200,000	$822,000
Audit-related fees	28,250	101,000	48,200
Tax fees	6,000	—	27,000
All other fees	—	—	17,600

Notes:

(1)	Fees of Grant Thornton.

(2)	Fees of Ernst & Young.
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
Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications, advisory services relating to financial reporting in interactive data format (XBRL) and SAS 70 audits.
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
Audit Committee Pre-approval Process
Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors. All of the services provided by Grant Thornton and Ernst & Young during the last fiscal year have been approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2011.
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On August 25, 2010, our Audit Committee decided not to recommend the firm of Ernst & Young for re-appointment as our independent auditor and appointed the firm of Grant Thornton to serve as our independent auditor until our next annual general meeting to be held in respect of the fiscal year ended March 31, 2011. The decision was made by our Audit Committee following a tender process undertaken by our Audit Committee. On September 4, 2010, we received a letter dated August 31, 2010 from Ernst & Young confirming that the client-auditor relationship between us and Ernst & Young has ceased. Our change in auditor from Ernst & Young to Grant Thornton and the appointment of Grant Thornton as our independent auditor until our next annual general meeting was ratified by our shareholders at our annual general meeting held on October 20, 2010.
Ernst & Young’s reports on our consolidated financial statements for the fiscal years ended March 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report for the consolidated financial statements as at March 31, 2010 and 2009 and for each of the three years in the period ended March 31, 2010 indicated that (i) the consolidated financial statements for the fiscal years ended March 31, 2009 and 2008 have been restated as discussed in Note 2 to the consolidated financial statements and (ii) as discussed in Note 3 to the consolidated financial statements, effective April 1, 2009 we adopted Financial Accounting Standards Board Statement (“FASB”) No. 160 Non-controlling interests in consolidated financial statements, as an amendment to ARB No. 51 (codified in FASB Accounting Standard Codification Topic 810 Consolidation) in respect of the redeemable noncontrolling interests of a subsidiary.
During the fiscal years ended March 31, 2010 and 2009, and the subsequent interim period through August 31, 2010, there were no disagreements (as such term is defined in Item 16F(a)(1)(iv) of Form 20-F under the Securities Act (“Form 20-F”), and the related instructions to Item 16F) with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements for such years.
During the fiscal years ended March 31, 2010 and 2009, and the subsequent interim period through August 31, 2010, there have been no “reportable events” (as such term is defined in Item 16F(a)(1)(v) of Form 20-F) except as described below.
As reported in our annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “FY2010 Form 20-F”), we, in consultation with our Audit Committee, concluded that (i) our previously issued financial statements for the fiscal years ended March 31, 2009, 2008, 2007 and 2006 and for the first, second and third quarters of the year ended March 31, 2010 and each of the quarters of the year ended March 31, 2009 should be restated to correct our prior accounting treatment for referral fees earned from garages, and revenue and costs on completed but unbilled repairs, in its auto claims business, as described therein, (ii) the financial information included in the reports previously filed or furnished by us for periods from April 1, 2005 through December 31, 2009 should no longer be relied upon and are superseded by the information contained in the FY2010 Form 20-F, and (iii) as at March 31, 2010, our internal control over financial reporting was not effective due to a material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and related fees in its auto claims business, as a result of which we have restated our audited consolidated financial statements as summarized above and described in detail in the FY2010 Form 20-F. Ernst & Young’s report on internal control over financial reporting stated that we did not maintain effective internal control over financial reporting as at March 31, 2010. We have authorized Ernst & Young to respond fully to any inquiries of Grant Thornton regarding the reportable events discussed above.
We have implemented certain corrective actions to remediate the material weakness, following which, our management, including our Group Chief Executive Officer and Group Chief Financial Officer, concluded that, as at March 31, 2011, the material weakness identified as at March 31, 2010 have been remediated and that our internal control over financial reporting was effective and provided a reasonable level of assurance. Please see “Item 15. Controls and Procedures.”
During the fiscal years ended March 31, 2010 and 2009, and the subsequent interim period through August 31, 2010, we did not, nor did anyone on our behalf, consult with Grant Thornton regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).
In March 2010, we engaged Grant Thornton to carry out an independent goodwill impairment test analyses regarding the recorded goodwill of (i) Chang Limited (that was acquired by us in April 2008), the holding company of AHA which is the key operating entity, and (ii) Business Applications Associates Limited (“BizAps”) (that was acquired by us in June 2008). In May 2010, Grant Thornton issued valuation reports concluding that in its view, subject to the caveats set forth in the reports, the fair value of AHA and BizAps was significantly higher than the carrying value of businesses as at March 31, 2010, respectively, and accordingly, the goodwill relating to the acquisition of AHA and BizAps, respectively, was not impaired. We considered Grant Thornton’s valuation reports on AHA and BizAps and concluded that the fair value of AHA and BizAps was significantly higher than the carrying value of businesses as at March 31, 2010, respectively, and accordingly, the goodwill relating to the acquisition of AHA and BizAps, respectively, was not impaired. Grant Thornton has confirmed to us that these services do not impair Grant Thornton’s independence for being appointed as independent auditor for the fiscal year ended March 31, 2011.
We have provided both Ernst & Young and Grant Thornton with a copy of the foregoing disclosures. We have requested Ernst & Young, and provided Grant Thornton the opportunity, to furnish us with a letter addressed to the Commission stating whether it agrees with the statements made by us in response to this Item 16(F), and if not, stating the respects in which it does not agree. A copy of the letter from Ernst & Young addressed to the Commission, dated April 29, 2011, is filed as Exhibit 15.3 to this annual report.

ITEM 16G. CORPORATE GOVERNANCE
We have posted our Corporate Governance Guidelines on our website at www.wns.com.
Messrs. Eric B. Herr, Richard O. Bernays, Deepak S. Parekh, and Sir Anthony A. Greener are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee. Messrs. Albert Aboody, Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener serve on our Audit Committee. Each of Messrs. Aboody, Herr, Bernays and Sir Anthony A. Greener satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.
As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by issuers incorporated in the United States, or US companies, under the NYSE listing standards. The NYSE listing standards provide that US companies must have a majority independent Board of Directors and a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors. From June 1, 2010 (when Mr. Parekh entered into a consulting arrangement with another party) to June 28, 2010 (when Mr. Albert Aboody was appointed as a director as described below), our Board of Directors decided that it was not majority independent and effective June 1, 2010, our Nominating and Corporate Governance Committee and our Compensation Committee are no longer fully independent.
On June 28, 2010, our Board of Directors appointed Mr. Albert Aboody as an independent director and Chairman of our Audit Committee. Upon the appointment of Mr. Aboody as an additional independent director and the chairman of our Audit Committee, our Board has become majority independent and the Audit Committee consists of four independent directors.

PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18 for a list of our consolidated financial statements included elsewhere in this annual report.
ITEM 18. FINANCIAL STATEMENTS
The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:
•	Report of Independent Registered Public Accounting Firm Grant Thornton

•	Report of Independent Registered Public Accounting Firm Ernst & Young

•	Consolidated Balance Sheets as at March 31, 2011 and 2010

•	Consolidated Statements of Income for the years ended March 31, 2011, 2010 and 2009

•	Consolidated Statements of Equity and Comprehensive Income for the years ended March 31, 2011, 2010 and 2009

•	Consolidated Statements of Cash Flows for the years ended March 31, 2011, 2010 and 2009

•	Notes to Consolidated Financial Statements
ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.2	Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.3	Leave and Licence Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 59,202 square feet at Plant 10 — incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.4	Leave and Licence Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an area of 4,867 square feet at Plant 10 — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.5	Leave and Licence Agreement dated November 10, 2005 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 20,360 square feet at Plant 10 — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.6	Leave and Licence Agreement dated May 31, 2006 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 11 — incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.7	Lease Deed dated December 6, 2010 between DLF Assets Private Limited and WNS Global Services Private Limited with respect to lease of office premises. **

4.8	Lease Deed dated January 28, 2011 between BCR Real Estate Fund and WNS BPO Services Costa Rica, S.A. with respect to Lease premises. **

4.9	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.10	Form of the Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on January 12, 2009.

4.11	Share Sale and Purchase Agreement, dated July 11, 2008, relating to the sale and purchase of shares in Aviva Global Services Singapore Pte. Ltd. between Aviva International Holdings Limited and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.12	Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.13	Variation Agreement dated August 3, 2009 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited. **

4.14	Novation and Agreement of Amendment dated March 24, 2011 between Aviva Global Services (Management Services) Private Ltd., WNS Capital Investment Limited and WNS Global Services Private Limited to assign the Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited which was incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. **

4.15	Facility Agreement dated July 2, 2010 between WNS (Mauritius) Limited, as borrower, WNS (Holdings) Limited and subsidiary guarantors named there in, the Hongkong and Shanghai Banking Coropration Limited, DBS Bank Ltd and BNP Paribas, as lead arrangers, and others — incorporated by reference to Exhibit 99.1 of the Report on Form 6-K (File No. 001-32945) of WNS (Holdings) Limited, as furnished to the Commission on July 30, 2010.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Ernst & Young, independent registered public accounting firm. **

15.2	Consent of Grant Thornton, independent registered public accounting firm. **

15.3	Auditor letter of Ernst & Young, independent registered public accounting firm, pertaining to Item 16F. **

**	Filed herewith.

#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 29, 2011

WNS (HOLDINGS) LIMITED
By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited the accompanying consolidated balance sheet of WNS (Holdings) Limited and Subsidiaries (the “Company”) as of March 31, 2011 and the related consolidated statement of income, equity and comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WNS (Holdings) Limited and Subsidiaries as of March 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WNS (Holdings) Limited and Subsidiaries’ internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2011 expressed an unqualified opinion thereon.
/s/ Grant Thornton
Mumbai, India
April 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
WNS (Holdings) Limited
We have audited the accompanying consolidated balance sheet of WNS (Holdings) Limited (the “Company”) as of March 31, 2010 and the related consolidated statements of income, equity and comprehensive income and cash flows for each of the two years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WNS (Holdings) Limited at March 31, 2010, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst and Young
Mumbai, India
June 15, 2010

WNS (HOLDINGS) LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As at March 31,
	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$27,090	$32,311
Bank deposits and marketable securities	12	45
Accounts receivable, net of allowance of $4,397 and $3,152, respectively	78,030	44,082
Accounts receivable — related parties	556	739
Unbilled revenue	30,837	40,892
Funds held for clients	8,799	11,372
Employee receivables	1,232	1,526
Prepaid expenses	2,307	2,101
Prepaid income taxes	8,502	5,602
Deferred tax assets	3,078	1,959
Other current assets	24,322	36,308

Total current assets	184,765	176,937
Investments	2	—
Goodwill	94,036	90,662
Intangible assets, net	156,587	188,079
Property and equipment, net	48,592	51,700
Other assets	3,350	10,242
Deposits	7,345	7,086
Deferred tax assets	33,742	25,184

TOTAL ASSETS	$528,419	$549,890

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable	$43,748	$27,900
Current portion of long term debt	50,000	40,000
Short term borrowings	14,593	—
Accrued employee cost	31,034	30,977
Deferred revenue	6,962	4,891
Income taxes payable	3,088	2,550
Other current liabilities	45,255	67,585

Total current liabilities	194,680	173,903
Long term debt	43,095	95,000
Deferred revenue	5,976	3,515
Other liabilities	2,978	3,727
Accrued pension liability	4,087	3,921
Deferred tax liabilities	5,953	8,343
Derivatives	431	7,600

TOTAL LIABILITIES	257,200	296,009
Commitments and contingencies
Redeemable noncontrolling interest	—	278
WNS (Holdings) Limited shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized: 50,000,000 shares; Issued and outstanding: 44,443,726 and 43,743,953 shares, respectively	6,955	6,848
Additional paid-in-capital	208,050	203,531
Retained earnings	60,259	50,797
Accumulated other comprehensive loss	(4,045)	(7,573)

Total WNS (Holdings) Limited shareholders’ equity	271,219	253,603

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	$528,419	$549,890

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Year ended March 31,
	2011	2010	2009
Revenue (a)	$616,251	$582,461	$520,901
Cost of revenue (a)	491,847	439,248	391,808

Gross profit	124,404	143,213	129,093
Operating expenses:
Selling, general and administrative expenses (a)	80,543	86,231	75,522
Amortization of intangible assets	31,810	32,422	24,912

Operating income	12,051	24,560	28,659
Other (income) expenses, net	(6,106)	7,052	5,639
Interest expense (a)	8,018	13,823	11,782

Income before income taxes	10,139	3,685	11,238
Provision for income taxes	1,052	998	3,343

Net income	9,087	2,687	7,895
Less: Net loss attributable to redeemable noncontrolling interest	(730)	(1,023)	(287)

Net income attributable to WNS (Holdings) Limited shareholders	$9,817	$3,710	$8,182

Earnings per share of ordinary share
Basic	$0.21	$0.09	$0.19

Diluted	$0.21	$0.08	$0.19

(a)	Includes the following related party amounts:

Revenue	$3,752	$2,625	$3,242
Cost of revenue	182	319	280
Selling, general and administrative expenses	55	9	137
Interest expense	—	—	269
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2011, 2010 AND 2009
(Amounts in thousands, except share data)

						Accumulated
	Ordinary shares			Ordinary		other	Total WNS (Holdings)	Redeemable
		Par	Additional	shares	Retained	comprehensive	Limited	noncontrolling	Comprehensive
	Number	value	paid-in capital	subscribed	earnings	Income (loss)	shareholders’ equity	interest	income
Balance at March 31, 2008	42,363,100	$6,622	$167,459	$10	$38,905	$14,222	$227,218	$—

Shares issued for exercised options and restricted share units (“RSUs”)	244,303	45	953	(10)	—	—	988	—
Share-based compensation charge	—	—	13,484	—	—	—	13,484	—
Excess tax benefits (tax deficiencies) from exercise of share-based options and RSUs, net	—	—	2,226	—	—	—	2,226	—

Issue of shares by subsidiary to redeemable noncontrolling interest	—	—	—	—	—	—	—	300
Comprehensive loss:

Net income (loss)	—	—	—	—	8,182	—	8,182	(287)	$7,895

Pension adjustment	—	—	—	—	—	(50)	(50)	—	(50)
Change in fair value of cash flow hedges*	—	—	—	—	—	(12,667)	(12,667)	—	(12,667)

Foreign currency translation	—	—	—	—	—	(51,255)	(51,255)	—	(51,255)

Total comprehensive loss							(55,790)	(287)	$(56,077)

Balance at March 31, 2009	42,607,403	$6,667	$184,122	$—	$47,087	$(49,750)	$188,126	$13
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
(cont’d)
YEARS ENDED MARCH 31, 2011, 2010 AND 2009
(Amounts in thousands, except share data)

							Total WNS
						Accumulated	(Holdings)
	Ordinary shares		Additional	Ordinary		other	Limited	Redeemable
		Par	paid-in	shares	Retained	comprehensive	shareholders’	noncontrolling	Comprehensive
	Number	value	capital	subscribed	earnings	Income (loss)	equity	interest	income
Shares issued for exercised options and restricted share units	1,136,550	181	3,752	—	—	—	3,933	—
Share-based compensation charge	—	—	15,119	—	—	—	15,119	—
Excess tax benefits (tax deficiencies) from exercise of share-based options and RSUs, net	—	—	538	—	—	—	538	—
Issue of shares by subsidiary to redeemable noncontrolling interest	—	—	—	—	—	—	—	1,332
Comprehensive income (loss):
Net income (loss)	—	—	—	—	3,710	—	3,710	(1,023)	$2,687
Pension adjustment	—	—	—	—	—	221	221	(30)	191
Change in fair value of cash flow hedges, net of tax of $92*	—	—	—	—	—	20,845	20,845	—	20,845
Foreign currency translation	—	—	—	—	—	21,111	21,111	(14)	21,097

Total comprehensive income (loss)							45,887	(1,067)	$44,820

Balance at March 31, 2010	43,743,953	$6,848	$203,531	$—	$50,797	$(7,573)	$253,603	$278
Shares issued for exercised options and restricted share units	699,773	107	672	—	—	—	779	—
Share-based compensation charge	—	—	4,017	—	—	—	4,017	—
Excess tax benefits (tax deficiencies) from exercise of share-based options and RSUs, net	—	—	(170)	—	—	—	(170)	—
Accretion to redeemable noncontrolling interest	—	—	—	—	(355)	—	(355)	355
Comprehensive income (loss):
Net income (loss)	—	—	—	—	9,817	—	9,817	(730)	$9,087
Pension adjustment, net of tax of $33	—	—	—	—	—	748	748	40	788
Change in fair value of cash flow hedges, net of tax of $36*	—	—	—	—	—	(4,770)	(4,770)	63	(4,707)
Foreign currency translations	—	—	—	—	—	7,550	7,550	(6)	7,544

Total comprehensive income (loss)							13,345	(633)	$12,712

Balance at March 31, 2011	44,443,726	$6,955	$208,050	$—	$60,259	$(4,045)	$271,219	$—

*	net of reclassification adjustment of gain of $4,505, and loss of $3,584 and $2,680 for the years ended March 31, 2011, 2010 and 2009, respectively.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended March 31,
	2011	2010	2009
Cash flows from operating activities
Net income	$9,087	$2,687	$7,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,169	53,574	46,701
Share-based compensation	4,014	15,127	13,422
Amortization of debt issue cost	1,501	671	450
Allowance for doubtful accounts	1,249	1,238	458
(Gain) loss on sale of property and equipment	(19)	19	18
Deferred rent	(16)	1,016	312
Unrealized gain on marketable securities	—	—	(58)
Unrealized loss (gain) on derivative instruments	4,612	(33)	313
Deferred income taxes	(12,006)	(11,251)	(8,690)
Excess tax benefits from share-based compensation	(569)	(1,825)	(2,226)
Other, net	56	20	—

Changes in operating assets and liabilities
Accounts receivable and unbilled revenue	(20,414)	(13,196)	1,914
Other current assets	8,102	5,613	8,046
Accounts payable	13,643	(3,830)	3,628
Deferred revenue	4,381	(1,051)	1,010
Other liabilities	(28,984)	5,496	5,778

Net cash provided by operating activities	35,806	54,275	62,879

Cash flows from investing activities
Acquisitions, net of cash acquired (See Note 3)	(494)	(1,461)	(290,994)
Subscription of shares in a non-profit organization	(2)	—	—
Facility and property cost	(15,263)	(13,257)	(22,693)
Proceeds from sale of property and equipment, net	309	660	342
Marketable securities and deposits sold (purchased), net	34	9,548	(2,273)

Net cash used in investing activities	(15,416)	(4,510)	(315,618)

Cash flows from financing activities
Proceeds from exercise of stock options	779	3,933	988
Excess tax benefits from share-based compensation	569	1,825	2,226
Proceeds from issue of shares by subsidiary to redeemable noncontrolling interest	—	1,348	300
Repayment of long term debt	(107,750)	(65,000)	—
Payment of debt issuance cost	(1,093)	(87)	(1,197)
Proceeds from long term debt	64,895	—	200,000
Proceeds from (repayments of) short term borrowings, net	13,608	(4,128)	(2,894)
Principal payments under capital leases	—	(57)	(183)

Net cash (used in) provided by financing activities	(28,992)	(62,166)	199,240

Effect of exchange rate changes on cash and cash equivalents	3,381	5,781	(10,268)
Net change in cash and cash equivalents	(5,221)	(6,620)	(63,767)
Cash and cash equivalents at beginning of year	32,311	38,931	102,698

Cash and cash equivalents at end of year	$27,090	$32,311	$38,931

Supplemental disclosure of cash flow information:
Cash paid for interest	$11,392	$10,447	$7,856
Cash paid for income taxes	13,711	9,864	8,932
Assets acquired under capital lease	—	—	52
Cash flows from related parties	3,580	2,106	(267)
See accompanying notes

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
1. ORGANIZATION AND DESCRIPTION OF BUSINESS
WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries, is a global business process outsourcing (“BPO”) company with client service offices in Australia, London (UK), New York (US), Singapore and delivery centers in Costa Rica, India, the Philippines, Romania, Sri Lanka, and the UK. The Company’s clients are primarily in the travel, banking, financial services, insurance, healthcare and utilities, retail and consumer product industries. WNS Holdings is incorporated in Jersey, Channel Islands.
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
     Use of estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company’s balance sheets and the amounts of revenue and expenses reported for each of its periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, determining the useful life of long lived assets, income taxes, determining impairment on long-lived assets, intangibles and goodwill, valuation of currency and interest rate hedges, share-based compensation and accounting for defined benefit plans. Actual results could differ from those estimates.
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
Foreign currency denominated assets and liabilities are re-measured into the functional currency at exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses are recorded in the consolidated statement of income within other (income) expenses, net.
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
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all the recognition criteria have been met. However, the costs related to the performance of BPO services unrelated to transition services (see discussion below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.
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
For certain BPO customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria in Accounting Standards Codification (“ASC”) 605-25, “Multiple — Element Arrangements”, to be accounted for as a separate unit of accounting with stand-alone value separate from the ongoing BPO contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPO services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period incurred.
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
MARCH 31, 2011
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
     Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. The components of cash and cash equivalents are as follows:

	As at March 31,
	2011	2010
Fixed deposits with banks	$5,459	$6,991
Other cash and bank balances	21,631	25,320

Cash and cash equivalents	$27,090	$32,311

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
The changes in the allowance for doubtful accounts for the years ended March 31, 2011, 2010 and 2009 were as follows:

	Year ended March 31,
	2011	2010	2009
Balance at the beginning of the year	$3,152	$1,935	$1,784
Charged to operations	1,794	1,666	535
Write-off, net of collections	(183)	(20)	(218)
Reversal	(510)	(428)	(77)
Translation adjustment	144	(1)	(89)

Balance at the end of the year	$4,397	$3,152	$1,935

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
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
Property and equipment are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the property and equipment to the estimated future undiscounted net cash flows expected to be generated by the property and equipment. If estimated future undiscounted cash flows are less than the carrying amount of the property and equipment, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The fair value is determined based on valuation techniques such as discounted cash flows or comparison to fair values of similar assets. There were no impairment charges related to property and equipment recognized during the years ended March 31, 2011, 2010 and 2009.
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
     Goodwill and intangible assets
Goodwill is not amortized but is reviewed for impairment annually or more frequently if indicators arise. In accordance with ASC 350, “Intangibles — Goodwill and Other", all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair value used in this evaluation is estimated based upon discounted future cash flow projections for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
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
     Income taxes
The Company applies the asset and liability method of accounting for income taxes as described in ASC 740, “Income Taxes". Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized to reduce the deferred tax assets to an amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income and the effect of temporary differences. Further ASC 740-10 requires the Company to recognize a provision for uncertainty in income taxes based on minimum recognition threshold. The Company applies a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining, based on the technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement. The Company includes interest and/or penalties related to unrecognized tax benefits within its provision for income tax expense.
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
Eligible employees of the Company in India, the Philippines, Sri Lanka and United Kingdom participate in a defined contribution fund in accordance with the regulatory requirements in the respective jurisdictions. Both the employee and the Company contribute an equal amount to the fund which is equal to a specified percentage of the employee’s salary.
The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of income (See Note 9).

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
     Defined benefit plan
Employees in India, the Philippines and Sri Lanka are entitled to benefits under the Gratuity Act, a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees at retirement, death, incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment (subject to a maximum of approximately $22 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and AVIVA Life Insurance Company Private Limited (“ALICPL”) (together “fund administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.
     Advertising costs
Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs for the years ended March 31, 2011, 2010 and 2009 were $1,673, $2,006 and $1,760, respectively.
     Derivative financial instruments
In accordance with ASC 815-10 “Derivatives and Hedging”, the Company recognizes all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in accumulated other comprehensive income (loss) in the statement of equity and comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffectiveness portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded in other (income) expenses, net in the statement of income. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.
The Company provides additional disclosure in accordance with ASC 815, “Derivative and Hedging”. ASC 815 requires additional disclosures about the Company’s objectives in using derivative instruments and hedging activities, the method of accounting for such instruments under ASC 815 and its related interpretations, and tabular disclosures of the effects of such instruments and related hedged items on the Company’s financial position, financial performance, and cash flows.
     Earnings per share
Basic income per share is computed using the weighted-average number of ordinary shares outstanding during the year. Diluted income per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding.
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2011	2010	2009
Numerator:
Net income attributable to WNS (Holdings) Limited shareholders	$9,817	$3,710	$8,182
Impact on net income attributable to WNS (Holdings) Limited shareholders through changes in redeemable noncontrolling interest	(355)	—	—

	9,462	3,710	8,182

Denominator:
Basic weighted average ordinary shares outstanding	44,260,713	43,093,316	42,520,404
Dilutive impact of stock options and Restricted Share Units	760,120	1,080,812	588,195

Diluted weighted average ordinary shares outstanding	45,020,833	44,174,128	43,108,599

The Company excludes options with exercise price that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the years ended March 31, 2011, 2010 and 2009, the Company excluded from the calculation of diluted EPS options to purchase 893,548 shares, 1,135,332 shares and 2,559,367 shares, respectively, whose combined exercise price, unamortized fair value and excess tax benefits were greater in each of those periods than the average market price for the Company’s shares because their effect would be anti-dilutive.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
     Share-based compensation
The Company accounts for share based compensation in accordance with ASC 718, “Stock Compensation". ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.
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
     Concentration of risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, funds held for clients and accounts receivable. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company’s cash and cash equivalents are invested with financial institutions and banks located in India, the United States and the United Kingdom. A portion of surplus funds are also invested in marketable securities and deposits with banks in India.
Accounts receivable are unsecured and are derived from revenue earned from customers in the travel, banking, financial services, insurance, healthcare and utilities, retail and consumer product industries based primarily in the United States and Europe (including the United Kingdom). The Company monitors the credit worthiness of its customers to whom it grants credit terms in the normal course of its business. Management believes there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the consolidated financial statements.
     New accounting pronouncements
Beginning with the fiscal year ending March 31, 2012, we intend to report our financial results under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We do not expect the adoption of IFRS as issued by the IASB to have a material impact on our results of operations, financial position and cash flows.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
3. ACQUISITIONS
AVIVA Global Services Singapore Pte. Ltd. (“Aviva Global”)
On July 11, 2008, the Company entered into a transaction with Aviva International Holdings Limited (“AVIVA”), comprising a share sale and purchase agreement (“SSPA”) and a master services agreement with Aviva Global Services (Management Services) Private Ltd. (“AVIVA MSA”). Pursuant to the SSPA with AVIVA, the Company acquired all the shares of Aviva Global Services Singapore Pte. Ltd. (“Aviva Global”) in July 2008. The final purchase price paid to AVIVA for the acquisition of Aviva Global and its subsidiaries was $249,093, including direct transaction costs of $8,200.
On August 3, 2009, the Company completed the final settlement and agreed to pay AVIVA approximately £3,177 ($5,282) for certain liabilities of Aviva Global that existed as of the date of its acquisition and the net asset value settlement for Customer Operational Solutions (Chennai) Private Limited (“COSC”), Noida Customer Operation Private Limited (“NCOP”) and Ntrance Global Services Private Limited (“Ntrance”) arising out of the sale and purchase agreements relating to the acquisitions of these entities by Aviva Global. The payment of this liability is being made in 18 equal monthly installments commencing December 2009.
Pursuant to the final settlement, the allocation of total cost of acquisition to the assets acquired and liabilities assumed has been finalized based on a determination of their fair values. The liability assumed on final settlement has been recorded at present value, discounted using appropriate interest rates. The purchase price allocation resulted in a negative goodwill amounting to $1,004 which was adjusted on a pro-rata basis to intangible assets and property and equipment.
The following table summarizes the allocation:

Amount
Cash	$17,118
Accounts receivable	16,172
Other assets	12,076
Property and equipment	15,912
Intangible assets
— Customer relationships	46,301
— Customer contracts	177,247
— Leasehold benefits	1,835
Current liabilities	(25,472)
Other liabilities	(3,128)
Deferred tax liability	(8,968)

Total purchase consideration	$249,093

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The Company has valued intangible assets for customer contracts and customer relationships using the income approach by discounting future cash flows and tax amortization benefit. The customer relationships and customer contracts are being amortized over the duration of the AVIVA MSA, being a period of eight years and four months. The AVIVA MSA, which was initially entered into by the Company’s Mauritian subsidiary WNS Capital Investment Limited has been novated to the Company’s Indian subsidiary WNS Global Services Private Limited (“WNS Global”), being the primary entity serving this master services agreement, effective March 31, 2011.
Chang Limited (together with its subsidiary Call 24-7 Limited, “Call 24-7”)
On April 7, 2008, the Company completed the acquisition of the entire share capital of Chang Limited, UK along with its subsidiary, Accidents Happen Assistance Limited (“AHA”) (formerly known as Call 24-7 Limited), the key operating entity (collectively referred to as “AHA”). AHA provides a consolidated suite of services towards accident management, including credit hire and credit repair for “Non-fault” repairs business. Non-fault services are mainly credit hire and credit repair services provided when an individual has an accident where they are not at fault but have a damaged car which needs repairing. The car is repaired at no cost to the customer, with the bill being paid for by the insurance company of the at-fault party. The results of operations of AHA have been included in the Company’s consolidated statement of income from April 1, 2008.
The purchase consideration of $15,071 was allocated as intangible assets of $7,519 and net liabilities of $6,131 based on a determination of their fair value, with the residual $13,683 allocated to goodwill.
Business Applications Associates Limited (“BizAps”)
On June 12, 2008, the Company acquired all outstanding shares of BizAps, a provider of systems applications and products solutions to optimize enterprise resource planning functionality for finance and accounting processes. The purchase price for the acquisition was a cash payment of £5,000 ($9,749) plus direct transaction costs of $469. The consideration also included a contingent earn-out consideration of up to £4,500 ($9,000) based on satisfaction of certain performance obligation over a two-year period up to June 2010 as set out in the share purchase agreement.
Consequent to the satisfaction of certain performance obligations for the 12 month period ended June 30, 2009, the Company paid an earn-out consideration of $1,111. Such amount was recorded as an addition to goodwill. On June 6, 2010, the Company entered into an amendment to the acquisition agreement with the sellers, pursuant to which, the Company settled the earn-out consideration for performance obligations for the period ended on June 30, 2010 at $471. Such amount is recorded as an addition to goodwill.
The purchase consideration of $11,800 was allocated as intangible assets of $5,927 and net liabilities of $624 based on a determination of their fair value, with the residual $5,249 allocated to goodwill.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
4. PROPERTY AND EQUIPMENT
The major classes of property and equipment are as follows:

	As at March 31,
	2011	2010
Building	$12,673	$12,424
Computers and software	66,482	59,828
Furniture, fixtures and office equipment	56,717	51,269
Vehicles	2,327	2,299
Leasehold improvements	44,443	40,193
Capital work-in-progress	5,592	5,492

	188,234	171,505
Accumulated depreciation and amortization	(139,642)	(119,805)

Property and equipment, net	$48,592	$51,700

Depreciation expense, including amortization of assets recorded under capital leases, amounted to $19,359, $21,152 and $21,789 for the years ended March 31, 2011, 2010 and 2009, respectively. Capital work-in-progress includes advances for property and equipment of $1,799 and $650 as at March 31, 2011 and 2010, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
5. GOODWILL AND INTANGIBLES
The components of intangible assets are as follows:

	March 31, 2011
		Accumulated
	Gross	amortization	Net
Customer contracts	$190,211	$70,819	$119,392
Customer relationships	65,508	29,135	36,373
Intellectual property rights	4,974	4,812	162
Leasehold benefits	1,835	1,248	587
Covenant not-to-compete	353	280	73

	$262,881	$106,294	$156,587

	March 31, 2010
		Accumulated
	Gross	amortization	Net
Customer contracts	$189,961	$49,300	$140,661
Customer relationships	64,891	19,962	44,929
Intellectual property rights	4,660	3,344	1,316
Leasehold benefits	1,835	789	1,046
Covenant not-to-compete	337	210	127

	$261,684	$73,605	$188,079

The amortization expenses amounted to $31,810, $32,422 and $24,912 for the years ended March 31, 2011, 2010 and 2009, respectively.
The estimated annual amortization expense based on intangible balances and exchange rates, each as at March 31, 2011, are as follows:

Year ending March 31,	Amount

2012	$30,864
2013	28,729
2014	26,892
2015	26,826
2016	26,826
Thereafter	16,450

$156,587

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The changes in the carrying value of goodwill by segment (refer to note 15) were as follows:

		WNS
	WNS	Auto
	Global	Claims	Total
Balance as at March 31, 2009	$52,063	$29,616	$81,679
Goodwill arising from earn-out paid for BizAps acquisition	1,111	—	1,111
Foreign currency translation	6,341	1,531	7,872

Balance as at March 31, 2010	$59,515	$31,147	$90,662
Goodwill arising from earn-out paid for BizAps acquisition	471	—	471
Foreign currency translation	806	2,097	2,903

Balance as at March 31, 2011	$60,792	$33,244	$94,036

6. LOSS OF CLIENT
In September 2007, pursuant to the bankruptcy of First Magnus Financial Corporation (“FMFC”), a US mortgage service company which was a client acquired in connection with the acquisition of Trinity Partners, Inc. (“Trinity”) and the continuing weakness and uncertainty in the US mortgage market, the Company tested the goodwill and intangible assets related to the acquisition of Trinity. The Company concluded that the entire goodwill and intangibles acquired in the purchase of Trinity were impaired. Accordingly, the Company recorded an impairment charge of $8,889 for the goodwill, $6,359 for the intangibles and $216 for other assets in the WNS Global BPO segment during the year ended March 31, 2008. The amount of the claims filed by the Company in FMFC’s Chapter 11 case total $15,575. In a judgment passed by the bankruptcy court in 2009, the claim filed by WNS amounting to $11,679 on account of loss of profit from the remainder of the minimum revenue commitment has been denied. The Company appealed against this order before the Bankruptcy Appellate Court, Tucson, Arizona. On August 31, 2010, the appellate Court passed judgment in the Company’s favor thereby reversing the orders passed by the Bankruptcy Court and remanded the matter back to the Bankruptcy Court. In the same matter, the liquidating trustee, appointed by the bankruptcy court, filed a petition against the Company claiming a refund of payments made by FMFC to the Company during the 90 days period immediately prior to its filing of the bankruptcy petition. FMFC paid a sum of $4,000 during the period from May 22, 2007 through August 21, 2007. All these payments were made in the ordinary course of business and were against the undisputed invoices of the services provided by the Company to FMFC during the relevant period.
On August 31, 2010, the Company entered into a settlement agreement with the liquidating trustee pursuant to which the liquidating trustee agreed to allow the Company’s claims to the extent of $11,679 and dismissal of the liquidating trustee’s claim of $4,000 for payments made by FMFC to the Company and the Company agreed to make a settlement payment of $50 to the liquidating trustee. On October 3, 2010, the Bankruptcy Court approved the settlement agreement and on October 13, 2010 the Company made the settlement payment of $50 to the liquidating trustee. At this stage the Company cannot confirm the amount which it can realize from the allowed claims. In fiscal 2008, the Company had provided for the entire amount due from FMFC.
7. INCOME TAXES
The domestic and foreign source component of income (loss) before income taxes is as follows:

	Year ended March 31,
	2011	2010	2009
Domestic	$(868)	$(2,515)	$(5,729)
Foreign	11,007	6,200	16,967

Income before income taxes	$10,139	$3,685	$11,238

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The Company’s provision (benefit) for income taxes consists of the following:

	Year ended March 31,
	2011	2010	2009
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	13,058	12,249	12,033

	13,058	12,249	12,033

Deferred taxes

Domestic taxes	—	—	—
Foreign taxes	(12,006)	(11,251)	(8,690)

	$1,052	$998	$3,343

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on enacted tax rates in each subsidiary’s jurisdiction.
A majority of the Company’s Indian operations are eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit is available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. The Company had 13 delivery centers for the year ended March 31, 2011 eligible for the income tax exemption, which expired on April 1, 2011 for all the units. The Company also has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption from fiscal 2013 till fiscal 2022. The Company’s operations in Costa Rica and the Philippines are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2013 respectively. The Company’s operations in Sri Lanka were also eligible for tax exemptions which expired on April 1, 2011. However, recently the Government of Sri Lanka has exempted the profit earned from export revenue from tax. This will enable our Sri Lankan subsidiary to continue to claim tax exemption under Sri Lankan Inland Revenue Act following the expiry of the tax holiday.
If the income tax exemption was not available, the additional income tax expense at the statutory rate of the respective jurisdiction in India and Sri Lanka would have been approximately $14,029, $15,569 and $16,077 for the years ended March 31, 2011, 2010 and 2009, respectively. Such additional tax would have decreased the basic and diluted income per share for the year ended March 31, 2011 by $0.32 and $0.31, respectively ($0.36 and $0.35, respectively, for the year ended March 31, 2010 and $0.38 and $0.37, respectively, for the year ended March 31, 2009).
The following is a reconciliation of the Jersey statutory income tax rate with the effective tax rate:

	Year ended March 31,
	2011	2010	2009
Net income before taxes	$10,139	$3,685	$11,238
Enacted tax rates in Jersey	0%	0%	0%

Statutory income tax	—	—	—
Provision due to:
Foreign minimum alternative taxes and state taxes	57	107	213
Differential foreign tax rates	958	853	3,086
Others (permanent differences)	37	38	44

Provision for income taxes	$1,052	$998	$3,343

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The components of deferred tax assets and liabilities are as follows:

	Year ended March 31,
	2011	2010
Deferred tax assets:
Property and equipment	$11,254	$9,552
Net operating loss carry forward	6,380	6,290
Accruals deductible on actual payment	3,325	1,260
Share-based compensation	1,773	3,418
Minimum alternate tax	20,398	12,904
Others	603	250

Total deferred tax assets	43,733	33,674
Less: Valuation allowances (a)	(5,782)	(5,073)

Deferred tax assets, net of valuation allowances	37,951	28,601

Deferred tax liabilities:
Property and equipment	(26)	(26)
Intangibles	(6,674)	(9,718)
Others	(384)	(57)

Total deferred tax liabilities	(7,084)	(9,801)

Net deferred tax assets	$30,867	$18,800

(a)	The change in valuation allowance of $709 is the result of valuation allowance recognized on deferred tax assets on net operating losses of a foreign jurisdiction for the year ended March 31, 2011, where the Company believes that based on available evidence, it is more likely than not, that the asset will not be realized.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The following table summarizes the activities related to the Company’s unrecognized tax benefits for uncertain tax positions:

	Year ended March 31,
	2011	2010	2009
Opening balance	$19,970	$16,953	$17,038
(Decrease) increase related to prior year tax positions	(614)	147	81

Increase on account of business combinations	—	—	106
Increase related to current year tax positions	100	2,296	4,519

Effect of exchange rate changes	126	574	(4,791)

Closing balance	$19,582	$19,970	$16,953

The total unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate, were $19,476, $19,864 and $16,847 as at March 31, 2011, 2010 and 2009, respectively. During the year ended March 31, 2011, the Company has reversed interest of $65 since it is no longer required to record such interest on its balance sheet and recognized $48 as interest on tax obligations for prior year tax positions. For the years ended March 31, 2010 and 2009, the Company recognized $147 and $81, respectively, as interest on tax obligations. As at March 31, 2011, 2010 and 2009, the Company has accrued $569, $586 and $439, respectively as interest on tax obligations. As at March 31, 2011, corporate tax returns for years ended March 31, 2007 and onwards remain subject to examination by tax authorities in India.
As at March 31, 2011, the Company had net operating loss carry forward aggregating to $19,953 in India which expires between 2012 and 2014 and unabsorbed depreciation carry forward aggregating to $22,351 which does not have any expiration. The Company has not recorded deferred tax assets on losses and unabsorbed depreciation aggregating to $42,304 as there is uncertainty regarding the availability of such amounts to offset taxable income in subsequent years. As at March 31, 2011, the Company had $2,550 of tax benefits carried forward in the US which expires in 2027, these pertains to exercise of options. As at March 31, 2011, the Company had net operating loss carry forward aggregating to $3,716 in UK, which does not have any expiration.
Deferred income taxes on undistributed earnings of foreign subsidiaries have not been provided as such earnings are deemed to be permanently reinvested.
In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which extended the tax holiday period by an additional year through fiscal 2011. Further, the Act also abolished the levy of fringe benefit tax (“FBT”) and increased the minimum alternate tax (“MAT”) rate from 11.33% to 16.995%. Consequent to such amendments, the Company recorded a net deferred tax benefit of $442 in the year ended March 31, 2010 towards deferred tax assets and liabilities expected to reverse during the extended tax holiday period. The Government of India vide Finance Act, 2011 has increase the MAT rate to 20.01% in the case of profits exceeding 10 million ($0.2 million) and 19.06% in the case of profits not exceeding 10 million ($0.2 million) in fiscal 2012 and also levied MAT on the profits earned by the SEZ units. The Finance Act, 2011 has been enacted on April 8, 2011 but has no impact on deferred tax computations, as the change in tax rates are effective from April 1, 2011.
Under a restructuring plan, the Company’s seven Indian subsidiaries, Ntrance, Marketics Technologies India Private Limited, WNS Workflow Technologies (India) Private Limited, WNS Customer Solutions Private Limited, WNS Customer Solutions Shared Services Private Limited, COSC and NCOP, amalgamated with its Indian subsidiary WNS Global. The amalgamation order has been approved by the High Court of Bombay vide an order dated August 27, 2009 and the amalgamation is effective April 1, 2007. Further under another restructuring plan, the Company’s three Indian subsidiaries, First Offshoring Technologies Private Limited, Servicesource Offshore Technologies Private Limited and Hitech Offshoring Services Private Limited, amalgamated with its Indian subsidiary WNS Global. The amalgamation order has been approved by the High Court of Bombay vide an order dated March 25, 2010 and the amalgamation is effective April 1, 2008. The Company believes that these amalgamations would streamline its administrative operations, help achieve operational and financial synergies, and reduce its costs and expenses relating to regulatory compliance. The amalgamation did not have a significant impact on the consolidated financial statements of the Company, except for income taxes. As a result of the amalgamation, the amalgamated entities, which prior to the amalgamation were individually assessable for income taxes, effective April 1, 2007, are assessable as one amalgamated entity, resulting in a reduction of income taxes by $261 for fiscal 2010.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
In January 2009, the Company received an order of assessment from the Indian tax authorities that it believes could be material to the Company given the magnitude of the claim. The order assessed additional taxable income for fiscal 2005 on WNS Global, that could give rise to an estimated $16,291 in additional taxes, including interest of $5,054. The assessment order alleges that the transfer price the Company applied to international transactions between WNS Global and its other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by the Company. In March 2009, the Company deposited $224 with the Indian tax authorities pending resolution of the dispute. The first level Indian appellate authorities have ruled in the Company’s favor in its dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. The Indian tax authorities contested the first level Indian appellate authorities’ ruling before the second level appellate authorities and resolution of the dispute is pending. The Company disputed the order of assessment for fiscal 2005 before first level Indian appellate authorities. In November 2010, the Company received the order from first level Indian appellate authorities in respect of the assessment order for fiscal 2005 deciding the issues in the Company’s favor. However, the order may be contested before higher appellate authorities by the Indian tax authorities.
On November 30, 2009, the Company received a draft order of assessment for fiscal 2006 from the Indian tax authorities (incorporating the transfer pricing order received on October 31, 2009). The Company had disputed the draft order of assessment before the Dispute Resolution Panel, or DRP, a panel set up by the Government of India as alternate first level appellate authorities. In September 2010, the Company received the DRP order as well as the order of assessment giving effect to the DRP order that assessed additional taxable income for fiscal 2006 on WNS Global that could give rise to an estimated $10,233 in additional taxes, including interest of $3,588. The assessment order involves issues similar to that alleged in the order for fiscal 2005. Further, in September 2010, the Company has also received the DRP orders as well as the orders of assessment giving effect to the DRP orders, relating to certain other Indian subsidiaries of the Company assessed for tax in India, that assessed additional taxable income for fiscal 2006 that could give rise to an estimated $6,113 in additional taxes, including interest of $2,135. In March 2011, the Company deposited $179 with the Indian tax authorities pending resolution of the dispute. The DRP orders as well as assessment orders allege that the transfer price the Company applied to international transactions with its related parties were not appropriate and taxed certain receipts claimed by the Company as not taxable. The Company has disputed these orders before higher appellate tax authorities.
In February 2011, the Company received the order of assessment for fiscal 2007 from the Indian tax authorities (incorporating a transfer pricing order received in November 2010) that assessed additional taxable income on WNS Global that could give rise to an estimated $19,116 in additional taxes, including interest of $6,204. Further, in February 2011, the Company has also received the orders of assessment, relating to certain other subsidiaries of the Company assessed for tax in India, that assessed additional taxable income for fiscal 2007 that could give rise to an estimated $10,352 in additional taxes, including interest of $3,258. In March 2011, the Company deposited $671 and $905 with the Indian tax authorities pending resolution of the dispute for WNS Global and other subsidiaries respectively. The orders of assessment involve issues similar to that alleged in the orders for fiscal 2005 and 2006. The Company has disputed the said orders of assessment before first level Indian appellate authorities.
Based on certain favorable decision from appellate authorities in previous years, certain legal opinions from counsel and after consultation with the Indian tax advisors, the Company believes the chances that the above assessments would be upheld are remote.
In March 2009, the Company received from the Indian service tax authority an assessment order demanding payment of $7,746 of service tax and related interest and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients. The Company has filed an appeal to the appellate tribunal against the assessment order and appeal is currently pending. After consultation with Indian tax advisors, the Company believes the chances that the assessment would be upheld are remote. The Company intends to continue to vigorously dispute the assessment.
8. DEFERRED REVENUE
Deferred revenue comprises of:

	Year ended March 31,
	2011	2010
Payments in advance of services	$4,356	$5,234
Advance billings	6,546	1,615
Claims handling	1,399	862
Other	637	695

	$12,938	$8,406

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
9. EMPLOYEE BENEFITS
     Defined contribution plans
During the years ended March 31, 2011, 2010 and 2009, the Company contributed the following amounts to defined contribution plans:

	Year ended March 31,
	2011	2010	2009
India	$5,292	$5,326	$5,361
Philippines	37	25	—
Sri Lanka	324	350	339
United Kingdom	781	515	609
United States	328	492	519

	$6,762	$6,708	$6,828

     Defined benefit plan — gratuity
The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plans assets for the years ended March 31, 2011 and 2010, and the accumulated benefit obligation at March 31, 2011 and 2010, as follows:

	Year ended March 31,
	2011	2010
Change in projected benefit obligations
Obligation at beginning of the year	$4,988	$3,505
Foreign currency translation	75	473
Service cost	1,405	1,128
Interest cost	447	349
Benefits paid	(780)	(278)
Plan Amendments	262	—
Actuarial (gain) loss	(830)	(189)

Benefit obligation at end of the year	$5,567	$4,988

Change in plan assets
Plan assets at beginning of the year	$231	$355
Foreign currency translation	—	37
Actual return	(9)	9
Actual contributions	673	108
Benefits paid	(780)	(278)

Plan assets at end of the year	$115	$231

Accrued pension liability	$(5,452)	$(4,757)
Current	(1,365)	(836)
Non-current	(4,087)	(3,921)

Net amount recognized	(5,452)	(4,757)

Accumulated benefit obligation at end of the year	$3,806	$3,317

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The net periodic gratuity costs for the years ended March 31, 2011, 2010 and 2009 were as follows:

	Year ended March 31,
	2011	2010	2009
Service cost	$1,405	$1,128	$838
Interest cost	447	349	277
Expected return on plan assets	(17)	(77)	(51)
Amortization of prior service cost	78	—	—
Actuarial loss	92	205	238

Net periodic gratuity cost for the year	$2,005	$1,605	$1,302

Changes in net actuarial loss recognized in accumulated other comprehensive loss during the years ended March 31, 2011, 2010 and 2009 were as follows:

	Year ended March 31,
	2011	2010	2009
Net actuarial gain (loss)	$721	$109	$(435)
Amortization of net actuarial loss	88	205	235
Foreign currency translation	18	(93)	150

Total	$827	$221	$(50)

The assumptions used in accounting for the gratuity plan are set out as below:

	Year ended March 31,
	2011	2010	2009
Discount rate	9%-10.42%	7%-10.57%	7%-9.95%
Rate of increase in compensation levels	8%-10%	7%-15% for 5 years and 7%- 10% thereafter	10%-15% for 5 years and 9% thereafter
Rate of return on plan assets	7.5%	7.5%	7.5%
The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.
As at March 31, 2011, $35 and $80 ($187 and $45, respectively as at March 31, 2010) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 14%, 17%, 16% and 53% are invested in cash and money market instruments, equity, government securities and corporate bonds, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with the regulatory guidelines. Accordingly, data related to the fair value of the assets for the various categories of plan asset held and the classification of level of fair value under ASC 820-10 “Fair Value Measurements and Disclosure” specific to the funds contributed by the Company is not available.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The Company expects to contribute $650 for the year ending March 31, 2012. The expected benefit payments from the fund as at March 31, 2011 are as follows:

Year ending March 31,	Amount
2012	$1,479
2013	1,593
2014	1,645
2015	1,652
2016	1,720
2017-2021	6,209

$14,298

The amount included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the year ending March 31, 2012 is a gain of $116. No plan assets are expected to be returned to the Company during the year ending March 31, 2012.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
10. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The classification of accumulated other comprehensive income (loss) for the years ended March 31, 2011 and 2010 is as follows:

	Year ended March 31,
	2011	2010
Cumulative translation adjustments	$(3,984)	$(11,534)
Unrealized gain (loss) on cash flow hedges, net of tax	(355)	4,415
Net actuarial gain (loss) on pension plans, net of tax	294	(454)

Total	$(4,045)	$(7,573)

11. EQUITY
WNS Holdings has one class of ordinary shares and the holder of each share is entitled to one vote per share.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
12. SHARE BASED COMPENSATION
Share-based compensation expense recognized during the years ended March 31, 2011, 2010 and 2009 were as follows:

	Year ended March 31,
	2011	2010	2009
Share-based compensation recorded in
Cost of revenue	$938	$3,730	$3,647
Selling, general and administrative expenses	3,076	11,397	9,775

Total share-based compensation	$4,014	$15,127	$13,422

Recognized income tax benefit	$(478)	$(2,563)	$(3,002)

In May 2007, the Indian Government extended FBT to include stock options and RSUs issued to employees in India. Under this legislation, on exercise of an option or RSU, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The employer could seek reimbursement of the tax from the optionee, but could not transfer the obligation to the optionee. The Company recovered the FBT from the optionees in India. The options and RSUs issued subsequent to the introduction of the FBT were fair valued after considering the FBT recovered from the optionees as an additional component of the exercise price at the grant date. The FBT on options and RSUs payable to the Government of India is recorded as an operating expense and the recovery from the employees is treated as additional exercise price and recorded in equity. In August 2009, the Government of India passed the Indian Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009. For the years ended March 31, 2011, 2010 and 2009, the Company recorded $nil, $459 and $446, respectively, as FBT charge to operating expenses.
Consequent to the withdrawal of the levy of FBT, no FBT is recovered for options and RSUs issued to Indian optionees, resulting in a reduction in the exercise price of the options and RSUs. The Company considered the change in exercise price as a modification. As a result of that modification, the Company recognized additional compensation expense of $601 and $2,473 for the years ended March 31, 2011 and 2010, respectively. As at March 31, 2011, $586 of unrecognized compensation cost arising from such modification, pertaining to unvested outstanding RSUs, net of estimated forfeitures is expected to be recognized over a weighted average period of 0.9 years.
     Share-based options
The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at March 31, 2011, the Company had 685,035 ordinary shares available for future grants. A summary of option activity under the Plans as at March 31, 2011, and changes during the year then ended is presented below:

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)

		Weighted average	Weighted average remaining contract	Aggregate
		exercise	term (in	intrinsic
	Shares	price	years)	value
Outstanding at April 1, 2010	1,198,271	$17.71	6.02	$1,785
Granted	—	—
Exercised	(127,904)	5.41

Forfeited	(3,381)	23.48
Lapsed	(51,736)	6.02

Outstanding at March 31, 2011	1,015,250	$19.84	5.24	$796

Options vested and expected to vest	1,015,250	$19.84	5.24	$796
Options exercisable	1,015,250	$19.84	5.24	$796
The aggregate intrinsic value of options exercised during the years ended March 31, 2011, 2010 and 2009 was $728, $5,914 and $652 respectively. The total grant date fair value of options vested during the years ended March 31, 2011, 2010 and 2009 was $316, $2,677 and $3,840, respectively. Total cash received as a result of option exercises during the year ended March 31, 2011 was approximately $779.
As at March 31, 2011, there was $nil unrecognized compensation cost, including modification charge related to unvested outstanding share options.
The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2011, 2010 and 2009.
The expected term of options is based on the historic exercise pattern of the Company’s employees. The volatility was calculated based on the volatility of the Company’s share price. The risk free rate is based on the United States Federal Reserve rates. Forfeitures are estimated based on the Company’s historical analysis of actual stock option forfeitures. The Company does not currently pay cash dividends on its ordinary shares and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
     Restricted Share Units
The 2006 Incentive Award Plan also allows for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.
A summary of RSU activity under the 2006 Incentive Award Plan as at March 31, 2011, and changes during the year then ended is presented below:

		Weighted	Weighted average remaining contract	Aggregate
		average	term (in	intrinsic
	Shares	fair value	years)	value
Outstanding as at April 1, 2010	1,853,597	$12.81	7.50	$19,889
Granted	433,872	9.17
Vested/exercised	(534,465)	15.26
Forfeited	(414,779)	10.85

Outstanding as at March 31, 2011	1,338,225	$11.22	8.37	$14,118

RSUs expected to vest	1,178,763	$11.22	8.37	$12,436
RSUs exercisable	291,201	$13.08	7.47	$3,072
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

	Year ended March 31,
	2011	2010	2009
Expected life	2.0 years	2.3 years	2.4 years
Risk free interest rates	0.5%	1.3%	2.2%
Volatility	68.8%	57.4%	33.7%
Dividend yield	0.0%	0.0%	0.0%
As at March 31, 2011, there was $7,383 of unrecognized compensation cost related to unvested RSU, net of forfeitures, including modification charge. This amount is expected to be recognized over a weighted average period of 2.2 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share based compensation related to these RSUs will be different from the Company’s expectations.
The weighted average grant date fair value of RSUs granted during the years ended March 31, 2011, 2010 and 2009 was $9.17, $10.28 and $13.39 per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the years ended March 31, 2011 and 2010 was $5,870 and $5,621, respectively. The total grant date fair value of RSUs vested during the years ended March 31, 2011, 2010 and 2009 was $7,378, $12,234 and 4,811, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
     Performance Share Units
The 2006 Incentive Award Plan also allows for grant of performance share units (“PSUs”). Each PSU represents the right to receive one ordinary share based on the Company’s performance against specified targets and vests over a period of up to four years.
A summary of PSU activity under the 2006 Incentive Award Plan as at March 31, 2011, and changes during the year then ended is presented below:

		Weighted	Weighted average remaining contract	Aggregate
		average	term (in	intrinsic
	Shares	fair value	years)	value
Outstanding at April 1, 2010	—	$—	—	$—
Granted	316,409	8.98
Vested/exercised	—	—
Forfeited	(31,250)	8.81

Outstanding at March 31, 2011	285,159	$9.00	9.42	$3,008

PSUs expected to vest	241,729	$9.00	9.42	$2,550
PSUs exercisable	—	$—	—	$—
The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. The fair value of PSUs was estimated on the date of grant using the Black-Scholes -Merton option pricing model. The following table presents the weighted average assumptions for estimating the fair value of PSUs granted to employees. The basis of these assumptions is similar to the basis of assumptions used for estimating the fair value of options.

Year ended
March 31,
2011
Expected life	3.2 years
Risk free interest rates	0.8%
Volatility	69.3%
Dividend yield	0.0%
As at March 31, 2011, there was $2,176 of unrecognized compensation cost related to unvested PSU, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.6 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.
The weighted average grant date fair value of PSUs granted during the year ended March 31, 2011 was $8.98 per ADS. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2011 was $nil. The total grant date fair value of RSUs vested during the year ended March 31, 2011 was $nil.
In connection with the exercises of options and vesting of RSUs, the Company receives tax benefits in the US and the UK tax jurisdiction, which is equal to the difference between the exercise price and the market price on the date of exercise. Such tax benefit realized by the Company for the years ended March 31, 2011, 2010 and 2009 were $62, $1,264 and $2,378, respectively. Of the net tax benefits realized, the excess tax benefits from share-based compensation of $569, $1,825 and $2,226 were reclassified in the consolidated statements of cash flows from cash flows from operating activities to cash flows from financing activities, for the years ended March 31, 2011, 2010 and 2009, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
13. RELATED PARTY TRANSACTIONS

Name of the related party	Relationship
Warburg Pincus and its affiliates	Principal shareholder
The Indian Hotels Co Limited (Indian Hotels)	A company having a director in common with WNS Holdings
Datacap Software Private Limited (“Datacap”)	A company of which a member of management is a principal shareholder
HDFC Limited	A company having a director in common with WNS Holdings
Mahindra & Mahindra Limited	A company having a director in common with WNS Holdings
Singapore Telecommunications Limited (“Singtel”) (up to July 30, 2010)	A company having a director in common with WNS Holdings
Students in free Enterprise (SIFE)	A company having a director in common with WNS Holdings
The transactions and the balance outstanding with these parties are described below:

				Amount receivable (payable)
	Year ended March 31,			at March 31,
Nature of transaction/related party	2011	2010	2009	2011	2010
Revenue
Warburg Pincus and its affiliates	3,752	2,625	3,242	556	739
Cost of revenue
Warburg Pincus and its affiliates	20	—	1	—	—
Datacap	1	—	1	—	—
Singtel	161	319	274	—	—
Mahindra & Mahindra Limited	—	—	4	—	—
Selling, general and administrative expense
Warburg Pincus and its affiliates	—	—	108	—	—
SIFE	55	—	—	—	—
Indian Hotels	—	4	—	—	—
Datacap	—	5	29	—	—
Property and equipment additions
Warburg Pincus and its affiliates	—	—	2	—	—
Datacap	—	2	5	—	—
Other income
Warburg Pincus and its affiliates	—	—	—	—	—
Interest expenses				—	—
HDFC Limited	—	—	269	—	—

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
14. OTHER (INCOME) EXPENSE, NET
The following are the details of other (income) expense, net:

	Year ended March 31,
	2011	2010	2009
Foreign exchange loss (gain) , net	$2,444	$5,098	$(1,697)
Interest income	(331)	(452)	(2,048)
Ineffective portion of interest rate swap	3,229	—	—
Forward/ option contract (gain) loss	(11,096)	3,652	10,007
Others	(352)	(1,246)	(623)

Total	$(6,106)	$7,052	$5,639

15. SEGMENTS
The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. Vertical structure fulfills all of the characteristics laid in paragraphs ASC 280-10-50-1 and ASC 280-10-50-3 and hence constitutes as an operating segment as per the guidance of “Segmental Reporting” (“ASC 280”). These operating segments include travel, insurance, banking and financial services, healthcare and utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare and utilities, retail and consumer products groups and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria under ASC 280. WNS Assistance and AHA (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria under ASC 280. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)

	Year ended March 31, 2011
	WNS Global	WNS Auto Claims	Inter
	BPO	BPO	segments(a)	Total
Revenue from external customers	$331,822	$284,429	$—	$616,251

Segment revenue	$332,647	$284,429	$(825)	$616,251
Payments to repair centers	—	246,850	—	246,850

Revenue less repair payments	332,647	37,579	(825)	369,401
Depreciation	18,043	1,316	—	19,359
Other costs	275,694	27,298	(825)	302,167

Segment operating income	38,910	8,965	—	47,875
Other income, net	(5,758)	(348)	—	(6,106)
Interest expense	8,016	2	—	8,018

Segment income before income taxes	36,652	9,311	—	45,963
(Benefit) provision for income taxes	(547)	1,599	—	1,052

Segment income	37,199	7,712	—	44,911
Unallocated share-based compensation expense				4,014
Amortization of intangible assets				31,810

Net income				9,087
Less: Net loss attributable to redeemable noncontrolling interest				(730)
Net income attributable to WNS (Holdings) Limited shareholders				$9,817

Capital expenditures	$13,222	$2,041	$—	$15,263

Segment assets, net of eliminations	$405,411	$123,008	$—	$528,419

Two customers in the WNS Auto Claims BPO segment and one customer in WNS Global BPO accounted for 16.4%, 13.2% and 12.2%, respectively, of the Company’s total revenue for the year ended March 31, 2011. The receivables from these three customers comprised nil, 7.6% and 10.3% of the Company’s total accounts receivables, respectively, as at March 31, 2011.

(a)	This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)

	Year ended March 31, 2010
	WNS Global	WNS Auto Claims	Inter
	BPO	BPO	segments(a)	Total
Revenue from external customers	$340,411	$242,050	$—	$582,461

Segment revenue	$341,477	$242,050	$(1,066)	$582,461
Payments to repair centers	—	191,923	—	191,923

Revenue less repair payments	341,477	50,127	(1,066)	390,538
Depreciation	20,094	1,058	—	21,152
Other costs	258,850	39,034	(1,066)	296,818

Segment operating income	62,533	10,035	—	72,568
Other expense (income),net	9,106	(2,054)	—	7,052
Interest expense	13,759	64	—	13,823

Segment income before income taxes	39,668	12,025	—	51,693
(Benefit) provision for income taxes	(1,857)	2,855	—	998

Segment income	41,525	9,170	—	50,695
Unallocated share-based compensation expense (Including related fringe benefit taxes — $459)				15,586
Amortization of intangible assets				32,422

Net income				2,687
Less: Net loss attributable to redeemable noncontrolling interest				(1,023)
Net income attributable to WNS (Holdings) Limited shareholders				$3,710

Capital expenditures	$11,974	$1,283	$—	$13,257

Segment assets, net of eliminations	$443,575	$106,315	$—	$549,890

Two customers in the WNS Auto Claims BPO segment and one customer in WNS Global BPO accounted for 13.4%, 12.6% and 15.5%, respectively, of the Company’s total revenue for the year ended March 31, 2010. The receivables from these three customers comprised 10.4%, 7.8% and 9.2% of the Company’s total accounts receivables, respectively, as at March 31, 2010.

(a)	This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)

	Year ended March 31, 2009
	WNS	WNS Auto
	Global	Claims	Inter
	BPO	BPO	segments(a)	Total
Revenue from external customers	$322,176	$198,725	$—	$520,901

Segment revenue	$322,917	$198,725	$(741)	$520,901
Payments to repair centers	—	135,874	—	135,874

Revenue less repair payments	322,917	62,851	(741)	385,027
Depreciation	20,930	859	—	21,789
Other costs	251,044	45,496	(741)	295,799

Segment operating income	50,943	16,496	—	67,439
Other expense (income), net	6,099	(460)		5,639
Interest expense	11,192	590		11,782

Segment income before income taxes	33,652	16,366		50,018
(Benefit) provision for income taxes	(305)	3,648		3,343

Segment income	33,957	12,718		46,675
Unallocated share-based compensation expense (Including related fringe benefit taxes — $446)				13,868
Amortization of intangible assets				24,912

Net income				7,895

Less: Net loss attributable to redeemable noncontrolling interest				(287)
Net income attributable to WNS (Holdings) Limited shareholders				$8,182

Capital expenditures	$21,227	$1,466	$—	$22,693

Segment assets, net of eliminations	$471,258	$90,569	$—	$561,827

Two customers in the WNS Auto Claims BPO segment and one customer in WNS Global BPO accounted for 15.3%, 11.0% and 15.5%, respectively, of the Company’s total revenue for the year ended March 31, 2009. The receivables from these three customers comprised 8.7%, 4.9% and 12.1% of the Company’s total accounts receivables, respectively, as at March 31, 2009.

(a)	This represents invoices raised by WNS Global BPO on WNS Auto Claims BPO at an arm’s length basis for business process outsourcing services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The Company’s revenue by geographic area is as follows:

	Year ended March 31,
	2011	2010	2009
UK	$375,046	$339,219	$291,218
North America	136,772	142,699	130,469
Europe (excludes UK)	98,073	97,297	97,713
Other	6,360	3,246	1,501

	$616,251	$582,461	$520,901

The Company’s long-lived assets (excluding goodwill and intangibles) by geographic area are as follows:

	As at March 31,
	2011	2010
UK	$3,653	$2,352
India	36,654	43,479
US	387	674
Other	7,898	5,195

	$48,592	$51,700

16. FAIR VALUE DISCLOSURES
Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants after the measurement date. As such, fair value is a market based measurement that should be determined based on assumption that market participant would use in pricing an asset or a liability. A three tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The assets and liabilities measured at fair value on a recurring basis are summarized below:-

		Fair value measurement at reporting date using
		Quoted prices
		in
		active	Significant
		markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)
Assets
Derivative contracts
— current	$11,182	$—	$11,182	$—
— non current	2,282	—	2,282	—

Total Assets	$13,464	$—	$13,464	$—

Liabilities
Derivative contracts
— current	$4,323	$—	$4,323	$—
— non current	431	—	431	—

Total liabilities	$4,754	$—	$4,754	$—

		Fair value measurement at reporting date using
		Quoted prices in	Significant
		active markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)
Assets
Derivative contracts
— current	$22,808	$—	$22,808	$—
— non current	8,374	—	8,374	—

Total Assets	$31,182	$—	$31,182	$—

Liabilities
Derivative contracts
— current	$6,750	$—	$6,750	$—
— non current	1,992	—	1,992	—

Total liabilities	$8,742	$—	$8,742	$—

Fair value of cash equivalents, funds held for clients, bank deposits and marketable securities, accounts receivable, employee receivables, other current assets, accounts payables, short term loan, accrued expenses and other current liabilities appropriate their fair values due to short term maturity of these items. The fair value of deposits and long term debt is $5,736 and $41,728, respectively, at March 31, 2011 and $7,073 and $91,192, respectively, at March 31, 2010. The fair value is estimated using the discounted cash flow approach and market rates of interest. The valuation technique involves assumption and judgments’ regarding risk characteristics of the instruments, discount rates, future cash flows and other factors.
As at March 31, 2011, the Company did not have any significant non-recurring measurements of nonfinancial assets and nonfinancial liabilities.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
17. DEBT
Long term debt
On July 11, 2008, the Company entered into a term loan facility agreement to provide for a secured term loan of $200,000 which was fully utilized by the Company to finance the acquisition of Aviva Global transaction as described in note 3. In connection with the financing, the Company incurred $1,891 as debt issuance costs, which was deferred and amortized as an adjustment to interest expense over the term of the loan using the effective interest method.
The term loan bore interest at three month US dollar LIBOR plus a margin of 3.5% per annum (3% through January 9, 2009), payable on a quarterly basis. Effective October 10, 2008, the Company entered into interest rate swap agreements with the notional amount totaling $200,000, to effectively convert the term loan into a fixed-rate debt. The Company had an option to prepay the whole or a part of the debt without any prepayment penalty by giving ten days’ prior notice to the lenders. Pursuant to the prepayment option, the Company made a prepayment of $5,000 on April 14, 2009, $5,000 on July 10, 2009 and $15,000 on January 11, 2010. The Company also repaid the scheduled repayment installments of the loan of $20,000 each on July 10, 2009, January 11, 2010 and July 12, 2010.
On July 12, 2010 the balance of $115,000 was prepaid with cash on hand and proceeds from a new term loan facility for $94,000 obtained pursuant to a facility agreement dated July 2, 2010.
The new facility provides for a term loan of $94,000 with interest equal to the three month US dollar LIBOR plus a margin of 2% per annum. The variable interest rate as at March 31, 2011 was 2.30%. As at March 31, 2011 the Company’s interest rate swap agreement converts the floating rate loan to weighted average effective fixed rate of 5.84%. This term loan is repayable in semi-annual installments of $20,000 on each of January 10, 2011 and July 11, 2011 and $30,000 on January 10, 2012 with the final installment of $24,000 payable on July 10, 2012. The facility is secured by, among other things, guarantees and pledges of shares provided by the Company and certain of its subsidiaries, a pari-passu fixed and floating charge over the assets of a UK subsidiary of the Company and charges over certain bank accounts. The facility agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined in the facility agreement. As at March 31, 2011 the Company was in compliance with all of its financial covenants. On January 10, 2011, the Company made a scheduled installment repayment of $20,000 and the amount outstanding under the facility as at March 31, 2011 was $74,000.
The Company has also established a £19,760 line of credit in UK pursuant to a facility agreement dated June 30, 2010. This facility consists of a two year term loan facility of £9,880 at the Bank of England base rate plus a margin of 1.95% per annum and a working capital facility of £9,880 at the Bank of England base rate plus a margin of 2.45% per annum. This facility is secured by, among other things, guarantees and pledges of shares provided by the Company and certain of its subsidiaries, a pari-passu fixed and floating charge over the assets of the Company’s UK subsidiaries and a charge over a bank account. This facility agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio and a minimum current ratio, each as defined in the facility agreement. As at March 31, 2011 the Company was in compliance with all of its financial covenants and the amount outstanding under the term loan facility was £9,880.
In connection with the refinancing of the debt, the Company has incurred an upfront fees and debt issuance cost totaling $1,278 a portion of which is amortized as an adjustment to interest expense over the remaining term of the new loan. As both the old and the new loan are syndicated loan, to the extent that the loan was refinanced by the old lenders, the Company has determined that the new loan is not substantially different from the old loan under the guidance provided by ASC 470-50“Modifications and Extinguishments”, and accordingly the unamortized costs of $228 of the old loan pertaining to old lenders continuing as new lenders has been recorded as an adjustment to interest expense over the remaining term of the new loan and the debt issuance cost for the new loan of $419 pertaining to old lenders continuing as new lenders is charged to the income statement. Under ASC 860 “Transfers and Servicing”, the Company determined that since the outstanding amount from one of the old lenders not continuing as a new lender is fully repaid, it is an extinguishment of a loan, and thus the balance of unamortized debt cost of $424 of the old loan was charged to the income statement. The balance of unamortized cost as at March 31, 2011 after the above adjustment was $482.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The Company has also established a $3,200 line of credit in the Philippines pursuant to a facility agreement dated September 8, 2010. This facility consists of a three year term loan facility at the three-month US dollar LIBOR plus a margin of 3% per annum. This facility is secured by, among other things, a guarantee provided by the Company and contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined in the facility agreement. As at March 31, 2011 the Company was in compliance with all of its financial covenants and the amount outstanding under the facility was $3,200.
Minimum principal amount due for repayment subsequent to March 31, 2011 is as follows:

For fiscal year ending March 31	Amount
2012	$50,000
2013	42,028
2014	1,067
Short-term line of credit
As at March 31, 2011, the Company’s Indian subsidiary had an unsecured line of credit for $15,516, interest on which is determined on the date of borrowing. As at March 31, 2011 $5,000 of short term debt from this facility was utilized for working capital facility and $318 and $245 was utilized from this facility for obtaining the bank guarantees and letter of credit, respectively. The short term debt was incurred at an interest rate of 1.91% per annum.
As at March 31, 2011, the Company’s UK subsidiary had a secured working capital line of credit for £9,880, interest on which is at the Bank of England base rate plus a margin of 2.45% per annum. As at March 31, 2011 the amount outstanding under this facility was £5,528.
As at March 31, 2011 the Company’s Sri Lankan subsidiary had an unsecured line of credit of $150 for availing the bank guarantees.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
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
Cash flow hedges
The Company has instituted a foreign currency cash flow hedging program to protect against the reduction in value of the forecasted foreign currency cash flows resulting from forecasted revenue of up to two years denominated in foreign currencies. The Company’s subsidiaries in the UK and the US use foreign currency forward and option contracts designated as cash flow hedges to hedge its forecasted revenue transactions denominated in a currency other than its functional currency. The operating subsidiaries in India, the Philippines and Sri Lanka also hedge a part of their forecasted inter-company revenue denominated in US dollar and pound sterling, with foreign currency forward and option contracts. These hedges mature on a monthly basis and the hedging contracts have a term of up to two years. When the functional currency of the subsidiary strengthens against a currency other than its functional currency, the decline in value of future foreign currency revenue is offset by gains in the value of the derivative contracts designated as hedges. Conversely, when the functional currency of the subsidiary weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The fair value of both the foreign currency forward contracts and options are reflected in other assets or other liabilities as appropriate. The forecasted inter-company revenue relates to cost of revenue of certain subsidiaries and is recorded by those subsidiaries in their functional currency at the time services are provided. The resulting difference upon the elimination of inter-company revenue with the related cost of revenue is recorded in other income.
The Company has entered into interest rate swap agreements to manage interest rate risk exposure. The swap agreements cover the outstanding amount of the $74,000 term loan described in note 17. The swaps convert the floating rate of three month US dollar LIBOR rate under the loan to an average fixed rate of 3.84% per annum. The cash flows under the swap cover the entire tenor of the original loan and exactly match the interest payouts under the original loan. The interest rate swap effectively modified the Company’s exposure to interest rate risk by converting the Company’s floating rate debt to a fixed rate basis for the entire term of the debt, thus reducing the impact of interest rate changes on future interest expense. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount.
Pursuant to the refinancing described in note 17, in accordance with the guidance in ASC 815-20-55 “Derivative and Hedging —Implementation Guidance and Illustrations” the Company had discontinued the hedge relationship as it was probable that the forecasted transactions on the specific loan identified in the hedge documentation would not occur by the end of the date originally specified. Hence as at June 30, 2010, the date of the refinancing, the mark-to-market loss on the interest rate swap was reclassified from other comprehensive income into earnings. As at July 12, 2010, in accordance with the guidance in ASC 815-20-55-88 “Derivative and Hedging — Implementation Guidance and Illustrations” and ASC 815-30-40-1” Derivative and Hedging — De-recognition” the Company has redesignated this hedge as cash flow hedge and mark-to-market loss/gain on this contract is recorded in other comprehensive income.
Pursuant to transfer of AVIVA MSA as discussed in note 3, in accordance with the guidance in ASC 815-30-40-5 “Derivative and Hedging —Implementation Guidance and Illustrations” the Company has discontinued the hedge relationship on the hedges entered by one of its subsidiary in Mauritius as it was probable that the forecasted transaction would not occur by the end of the date originally specified. Hence, as at March 31, 2011 the entire mark to market loss pertaining to these hedges are reclassified from other comprehensive income into earnings. Further in accordance with the guidance in ASC 815-30-40-4 “Derivative and Hedging —Implementation Guidance and Illustrations” the Company has discontinued the hedge relationship on the hedges entered by one of its subsidiary in India, however the mark to market gain or loss relating to discontinued hedges will continue to be reported in other comprehensive income as it is probable that the forecasted transaction is still expected to occur and will be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

\

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
Other
The Company has entered in to foreign currency average rate option contracts to cover the foreign currency risk associated with the translation of the forecasted profits of up to 12 months of a subsidiary, functional currency of which is not US dollars. The Company has also entered in to foreign currency forward contract to cover the foreign currency risk associated with revaluation of monetary assets and liabilities. The Company’s subsidiary in the UK has also entered into a foreign currency forward and option contracts of up to 24 months to hedge a part of the US dollar /Romanian leu risk associated with the forecasted inter-company revenue of one of the Company’s subsidiaries in Romania. These contracts do not qualify for hedge accounting and have not been designated as hedging instruments under ASC 815-10. The Company does not use derivative instruments for trading purposes.
The fair values of derivative instruments are reflected in the consolidated balance sheet as follows:

	March 31, 2011
	Foreign
	exchange	Foreign	Interest
	forward	exchange	rate	Total
	contracts	option contracts	contracts	derivatives
Assets
Derivatives not designated as hedging instruments
Other current assets	$2,586	$1,206	—	$3,792
Other assets — non current	13	920	—	933

Total	$2,599	$2,126	—	$4,725

Derivatives designated as hedging instruments
Other current assets	$3,186	$4,204	—	$7,390
Other assets — non current	123	1,226	—	1,349

Total	$3,309	$5,430	—	$8,739

Total assets	$5,908	$7,556	—	$13,464

Liabilities
Derivatives not designated as hedging instruments
Other current liabilities	$1,802	—	—	$1,802
Derivative contracts	73	—	—	73

Total	$1,875	—	—	$1,875

Derivatives designated as hedging instruments

Other current liabilities	$813	—	$1,708	$2,521
Derivative contracts	166	—	192	358

Total	$979	—	$1,900	$2,879

Total liabilities	$2,854	—	$1,900	$4,754

\

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)

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
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The following tables summarize activities in the consolidated statement of income for the year ended March 31, 2011 related to derivative instruments that are classified as cash flow hedges in accordance with ASC 815-10:

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income (effective	AOCI into income	amount excluded from	excluded from
	(effective portion)	portion)	(effective portion)	effectiveness testing)	effectiveness testing)
			Year ended		Year ended
	As at March 31, 2011		March 31, 2011		March 31, 2011
Derivatives designated as hedges
Foreign exchange forward contracts	$2,331	Revenue	$(2,613)		$—
		Other (income) expense, net	11,248	Other (income) expense, net*	(1,314)
Foreign exchange option contracts	(2,409)	Revenue	(3,429)		—
		Other (income) expense, net	158	Other (income) expense, net*	(2,652)
Interest rate swaps	(250)	Interest expense	(3,563)	Other (income) expense, net*	(3,229)

	$(328)		$1,801		$(7,195)

	Location of gain or (loss)	Amount of gain (loss)
	recognized in income on	recognized in income on
	derivatives	Derivatives
		Year ended
		March 31, 2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other (income) expense, net	$3,890
Foreign exchange option contracts	Other (income) expense, net	(234)

		$3,656

*	The foreign exchange forward contracts and foreign exchange option contracts include loss of $1,265 and $2,438, respectively, which is reclassified into earnings as a result of the discontinuance of cash flow hedge due to the non-occurrence of original forecasted transactions by the end of the originally specified time period. The interest rate swap includes a net loss of $3,229 on account of re-designation of interest rate swap.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
The following tables summarize activities in the consolidated statement of income for the year ended March 31, 2010 related to derivative instruments that are classified as cash flow hedges in accordance with ASC 815-10:

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income (effective	AOCI into income	amount excluded from	excluded from
	(effective portion)	portion)	(effective portion)	effectiveness testing)	effectiveness testing)
			Year ended		Year ended
	As at March 31, 2010		March 31, 2010		March 31, 2010
Derivatives designated as hedges
Foreign exchange forward contracts	$10,001	Revenue	$2,404		$—
		Other (income) expense, net	(4,084)	Other (income) expense, net*	779
Foreign exchange option contracts	(324)	Revenue	6
		Other (income) expense, net	(671)	Other (income) expense, net*	374
Interest rate swaps	(5,354)	Interest expense	(5,477)	Other (income) expense, net*	(869)

	$4,323		$(7,822)		$284

	Location of gain or (loss)	Amount of gain (loss)
	recognised in income	recognised in income
	on derivatives	on derivatives
		Year ended
		March 31, 2010
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other (income) expense, net	$425
Foreign exchange option contracts	Other (income) expense, net	(476)

		$(51)

*	The foreign exchange forward contracts and foreign exchange option contracts include gains of $286 and $328, respectively, which is reclassified into earnings as a result of the discontinuance of cash flow hedge due to the non-occurrence of original forecasted transactions by the end of the originally specified time period. The interest rate swap includes a net loss of $869 on account of re-designation of interest rate swap.

At March 31, 2011, an unrealized gain of $874 on derivative instruments included in other comprehensive income is expected to be reclassified to earnings during the next 12 months. (Unrealized gain of $4,505 as at March 31, 2010)

As at March 31, 2011 the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts designated as hedges amounted to $188,560 and $248,044, respectively ($185,089 and $224,981, respectively as at March 31, 2010).

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
19. COMMITMENTS AND CONTINGENCIES
     Leases
The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2011 and 2019.
The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2011 are as follows:

Operating
Year ending March 31,	leases
2012	$12,770
2013	13,978
2014	13,380
2015	10,303
2016	7,766
Thereafter	19,762

Total minimum lease payments	$77,959

Rental expense for the years ended March 31, 2011, 2010 and 2009 was $20,632, $21,175 and $17,981, respectively.
     Bank guarantees and other
Certain subsidiaries in India, Romania and the UK hold bank guarantees aggregating $483 and $366 as at March 31, 2011 and 2010, respectively. These guarantees have a remaining expiry term ranging from one to five years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities in India and lessors in Romania, aggregating to $194 and $358 at March 31, 2011 and 2010, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
Amounts payable for commitments to purchase property and equipment (net of advances), aggregated to $8,238 and $2,673 as at March 31, 2011 and 2010, respectively.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
20. JOINT VENTURE WITH ACS
In April 2008, the Company formed a joint venture, WNS Philippines, with Advanced Contact Solutions, Inc. (“ACS”), a BPO services and customer care provider, in the Philippines. ACS has assigned its rights and obligations under the joint venture agreement in favour of its holding company Paxys Inc. Philippines (“Paxys”). This joint venture is majority owned by the Company (65%) and the balance by Paxys. This joint venture offers contact center services to global clients across industries. This joint venture enables the Company to bring a large scale talent pool to help solve the business challenges of its clients while diversifying the geographic concentration of delivery. Pursuant to the joint venture agreement, the Company has a call option to acquire from Paxys the remaining shares owned by Paxys and Paxys has a put option to sell all of its shareholding in the joint venture to the Company, upon the occurrence of certain conditions, as set forth in the joint venture agreement, or after August 6, 2012. The Company accounts for securities with redemption features that are not solely within its control in accordance with ASC 480-10 “Distinguishing Liabilities from Equity”. Accordingly, as certain of the conditions of the put option and call option are not within the control of the Company, this redeemable noncontrolling interest has been classified as temporary equity. The Company recognizes changes in the redemption value of the redeemable noncontrolling interest immediately and adjusts the carrying value of the security to equal the redemption value at the end of each reporting period. Reductions in the carrying amount are only recorded to the extent that increases in the carrying amount had been previously recorded. The redeemable noncontrolling interest is first adjusted with its share of profits/losses in WNS Philippines and, to the extent that this is less than the redemption amount determined in accordance with ASC 480-10, the difference is charged to retained earnings. The charge to retained earnings does not affect net income attributable to WNS (Holdings) Limited shareholders’ in the Company’s income statement, but reduces the numerator in the calculation of earnings per share. The redeemable noncontrolling interest has been valued based on the terms of the call option, because the Company’s call option has priority over the put option. If, in the future, the redemption amount under the call option (which is based on a multiple of WNS Philippines’ net income) is greater than the put option (which is based on Paxys’ initial investment in WNS Philippines), the redeemable noncontrolling interest will be valued at the redemption amount under the put option.
As at March 31, 2011 the carrying amount of the redeemable noncontrolling interest adjusted for its share of losses is less than the redemption amount by $355, which is charged to retained earnings. As at March 31, 2010 the carrying amount of the redeemable noncontrolling interest adjusted for its share of losses exceeds the redemption amount, and accordingly, no amount is charged to retained earnings.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)
MARCH 31, 2011
(Amounts in thousands, except share and per share data)
21. OTHER CURRENT ASSETS
Other current assets comprises the following:

	As at March 31,
	2011	2010
Derivative instruments	$11,182	$22,808
VAT receivables	10,103	8,644
Deferred cost	1,659	1,340
Advances	1,006	1,035
Other current assets	372	2,481

Total	$24,322	$36,308

22. OTHER ASSETS
Other assets comprises the following:

	As at March 31,
	2011	2010
Derivative instruments	$2,282	$8,375
Deferred cost	823	1,566
Transition premium	246	301

Total	$3,351	$10,242

23. OTHER CURRENT LIABILITIES
Other current liabilities comprises the following:

	As at March 31,
	2011	2010
Accrued expenses	$30,273	$40,702
Withholding taxes and VAT payables	2,513	2,728
Derivative instruments	9,963	17,597
Interest payable on long term debt	1,152	2,217
Other liabilities	1,354	4,341

Total	$45,255	$67,585