Form 20-F
period 2012-03-31
WNS (HOLDINGS) LTD
filed 2012-04-26
CIK 1356570

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As at March 31, 2012, 50,078,881 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 34,931,671 ordinary shares were held in the form of American Depositary Shares, or ADSs. Each ADS represents one ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐  Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

WNS (HOLDINGS) LIMITED

Ex-4.3 Leave and Licence Agreement dated May  10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,429 square feet at Plant 10

Ex-4.4 Leave and Licence Agreement dated May  10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 108,000 square feet at Plant 5

Ex-4.5 Leave and Licence Agreement dated May  10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,934 square feet at Plant 11

Ex-4.8 Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen, Sri Divi Satya Sayee Babu and WNS Global Services Private Limited with respect to lease of office premises

Ex-8.1 List of subsidiaries of WNS (Holdings) Limited

Ex-12.1 Certification by the Chief Executive Officer to 17 CFR240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C.Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton India LLP, independent registered public accounting firm

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands and references to “Euro” are to the legal currency of the European Monetary Union. Our financial statements are prepared in US dollars. Prior to April 1, 2011, we prepared our financial statements in accordance with US generally accepted accounting principles, or US GAAP. With effect from April 1, 2011, we adopted the International Financial Reporting Standards and its interpretations, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our financial statements included in this annual report are prepared in accordance with IFRS, as issued by the IASB, as in effect as at March 31, 2012. Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

The financial statements included in this annual report are our first IFRS annual consolidated financial statements and IFRS 1, “First-time Adoption of International Financial Reporting Standards” has been applied. An explanation of how the transition to IFRS has affected our reported financial position and financial performance is provided in Note 2.x and Note 2.y to the consolidated financial statements included in this annual report. Note 2.y includes reconciliations of equity as at April 1, 2010 and March 31, 2011, and profit and comprehensive income for the year ended March 31, 2011. References to a particular “fiscal” year are to our fiscal year ended March 31 of that calendar year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

We also refer in various places within this annual report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client (whose contract with us has been terminated with effect from April 18, 2012) as discussed in “Part I — Item 5. Operating and Financial Review and Prospects — Overview.” This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

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

This annual report also includes information regarding the business process outsourcing market from (1) the “Worldwide and U.S. Business Process Outsourcing Services 2011-2015 Forecast: Will BPO Providers Leverage the Opportunity and Cross the Chasm to Play a Significant Role in Transforming the Enterprise?” report dated May 2011 and the “Worldwide Offshore Key Horizontal BPO Services 2011-2015 Forecast” report dated November 2011 by International Data Corporation, or IDC (which we refer to herein collectively as the IDC 2011 Reports), and (2) the “Analysis of India as an Offshore Services Location” report dated October 13, 2011 by Gartner (which we refer to herein as the Gartner 2011 Report). The information contained in the IDC 2011 Reports and the Gartner 2011 Report represent data, research opinions or viewpoints published by IDC and by Gartner (as part of a syndicated subscription service), respectively, and are not representations of fact. Each of the IDC 2011 Reports and the Gartner 2011 Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in such reports are subject to change without notice.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	the effects of our different pricing strategies or those of our competitors;

•	increasing competition in the business process outsourcing industry;

•

our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore, following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Limited, or Aviva MS, as described below;

•	our ability to successfully consummate strategic acquisitions; and

•	volatility of our ADS price.

These and other factors are more fully discussed in “Part I — Item 3. Key Information — D. Risk Factors,” “Part I — Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2012 and March 31, 2011 included in this annual report have been prepared in conformity with IFRS, as issued by the IASB. We adopted IFRS with effect from April 1, 2011 by applying IFRS 1, “First-time Adoption of International Financial Reporting Standards.” Our consolidated financial statements as at and for the year ended March 31, 2011 were originally prepared in accordance with US GAAP and were restated in accordance with IFRS for comparative purposes only. An explanation of how the transition to IFRS has affected our reported financial position and financial performance is provided in Note 2.x and Note 2.y to the consolidated financial statements included in this annual report.

Since these are our first annual consolidated financial statements prepared in accordance with IFRS, pursuant to transitional relief granted by the Commission in respect of the first time adoption of IFRS, we have only provided financial statements and financial information for the fiscal years ended March 31, 2012 and March 31, 2011, and no comparative data for the fiscal year ended March 31, 2010 has been included.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following consolidated statement of income data for fiscal 2012 and 2011 and consolidated statement of financial position data as at March 31, 2012 and March 31, 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

	For the year ended March 31,
	2012	2011
	(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue(1)	$474.1	$616.3
Cost of revenue(1)(2)	340.9	490.0

Gross profit	133.2	126.2
Operating expenses:
Selling and marketing expenses(2)	26.3	23.5
General and administrative expenses(2)	51.3	56.4
Foreign exchange loss (gains), net	(1.9)	(15.1)
Amortization of intangible assets	29.5	31.8

Operating profit	28.0	29.7
Other (income) expense, net	(0.0)	(1.1)
Finance expense	4.0	11.4

Profit before income taxes	24.0	19.4
Provision for income taxes	11.5	1.5

Profit	$12.5	$17.9

Earnings per share of ordinary share:
Basic	$0.28	$0.40
Diluted	$0.27	$0.40
Basic weighted average ordinary shares outstanding	45,261,411	44,260,713
Diluted weighted average ordinary shares outstanding	46,504,282	45,232,413

	As at March 31,
	2012	2011
	(US dollars in millions)
Consolidated Statement of Financial Position Data:
Assets
Cash and cash equivalents	$46.7	$27.1
Bank deposits and marketable securities	26.4	0.0
Trade receivable including unbilled revenue, net	102.3	109.4
Other current assets(3)	50.2	44.9

Total current assets	225.6	181.5
Goodwill and intangible assets, net	201.8	250.1
Property and equipment, net	45.4	47.2
Deferred tax assets	43.7	33.5
Other non-current assets(4)	8.4	10.3

Total assets	525.0	522.6

Liabilities and equity
Current portion of long term debt	26.0	49.4
Trade payables	47.3	43.7
Other current liabilities(5)	114.3	102.7

Total current liabilities	187.6	195.8
Long term debt	36.7	42.9
Other non-current liabilities(6)	16.6	19.0

Total non-current liabilities	53.3	61.9
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,078,881 and 44,443,726 shares each as at March 31, 2012 and March 31, 2011 respectively)	7.8	7.0
Share premium	263.5	211.4
Other shareholders’ equity(7)	12.8	46.5

Total shareholders’ equity	284.1	264.9

Total liabilities and equity	$525.0	$522.6

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2012	2011
	(US dollars in millions, except percentages and employee data)

Other Consolidated Financial Data:
Revenue	$474.1	$616.3
Gross profit as a percentage of revenue	28.1%	20.5%
Operating income as a percentage of revenue	5.9%	4.8%

Non-GAAP Financial Data:
Revenue less repair payments(8)	$395.1	$369.4
Gross profit as a percentage of revenue less repair payments	33.7%	34.2%
Operating income as a percentage of revenue less repair payments	7.1%	8.0%
Operating Data:
Number of employees (at period end)	23,874	21,523

Notes:

(1)	During fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue, respectively, resulting in lower revenue and cost of revenue. The contract re-negotiation process is ongoing and aimed at simplifying our accounting requirements.
(2)	Includes the following share-based compensation amounts:

	For the year ended March 31,
	2012	2011
	(US dollars in millions)
Cost of revenue	$1.0	$0.7
Selling and marketing expenses	0.4	0.2
General and administrative expenses	3.9	2.3

(3)	Consists of funds held for clients, current tax assets, derivative assets and prepayments and other current assets.
(4)	Consists of investments, derivative assets and other non-current assets.
(5)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, short term line of credit, deferred revenue, current taxes payable and other liabilities.
(6)	Consists of non-current portion of derivatives liabilities, pension and other employee obligations, deferred revenue, deferred tax liabilities and other non-current liabilities.
(7)	Consists of retained earnings and other components of equity.
(8)	Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed below. See the explanation below, as well as “Part I — Item 5. Operating and Financial Review and Prospects — Overview” and notes to our consolidated financial statements included elsewhere in this annual report. The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2012	2011
	(US dollars in millions)
Revenue (GAAP)	$474.1	$616.3
Less: Payments to repair centers(a)	79.1	246.9

Revenue less repair payments (non-GAAP)	$395.1	$369.4

Note:

(a)

Consists of payments to repair centers in our auto claims business (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed below.

We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. For one client in our “non fault” repairs business (whose contract with us has been terminated with effect from April 18, 2012), we provide only repair management services where we wholly subcontract the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluate the financial performance of our business with this client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is, based on revenue less repair payments. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPO segment.

This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure in this annual report provides useful information for investors regarding the financial performance of our business and our two reportable segments. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

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

Risks Related to Our Business

The global economic conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

During the past several years, global economic conditions have been challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. While the world economy has grown since 2010, the recent speculation regarding the inability of certain European countries to pay their national debts, the response by Eurozone policy makers to mitigate this sovereign debt crisis and the concerns regarding the stability of the Eurozone currency have created additional uncertainty in the European and global economies. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the European, US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, while the average pound sterling/US dollar exchange rate for fiscal 2012 appreciated by 2.5% as compared to the average exchange rate for fiscal 2011, the average pound sterling/US dollar exchange rate for fiscal 2011 depreciated by 2.6% as compared to the average exchange rate for fiscal 2010. Depreciation of the pound sterling/US dollar exchange rate in fiscal 2011 adversely impacted our results of operations.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsen or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2012 and 2011, our five largest clients accounted for 41.4% and 54.3% of our revenue and 40.5% and 41.1% of our revenue less repair payments, respectively. In fiscal 2012 and 2011, our three largest clients accounted for 34.1% and 41.8% of our revenue and 33.7% and 33.8% of our revenue less repair payments, respectively. In fiscal 2012, our largest client, Aviva International Holdings Limited, or Aviva, individually accounted for 17.3% and 20.7% of our revenue and revenue less repair payments, respectively, as compared to 16.4% and 20.4% in fiscal 2011, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in early 2012, as a result of concerns that the UK Competition Commission may ban the payment of referral fees by accident management companies to claims management companies and insurance companies in the provision of credit hire replacement vehicles and third-party vehicle repairs, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ — Recent concerns over increases in car insurance premiums have led the UK competition authority to investigate referral fees, such as those paid to claims management companies and insurance companies, which could have a material adverse effect on our auto claims business.”

First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners Inc., which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. The loss of revenue from FMFC materially reduced our revenue in fiscal 2008.

Our prior contracts with another major client, Aviva provided Aviva Global, which was Aviva’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. Revenue from Aviva under the Aviva master services agreement accounts for a significant portion of our revenue and we expect our dependence on Aviva to continue for the foreseeable future. The Aviva master services agreement provides for a committed amount of volume. However, notwithstanding the minimum volume commitment, there are also termination at will provisions which permit Aviva to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum volume commitment.

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

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2012 and 2011, 44.7% and 60.1% of our revenue, respectively, and 33.6% and 33.4% of our revenue less repair payments, respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 18.8% and 13.6% of our revenue, respectively, and 22.6% and 22.7% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. During the past several years, certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. While the world economy has grown since 2010, the European debt crisis and fears of a new recession have created additional uncertainty in the European and global economies. Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively.

Further, the downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, such as relatively high levels of unemployment. In fiscal 2012 and 2011, 61.2% and 60.9% of our revenue, respectively, and 53.4% and 54.0% of our revenue less repair payments, respectively, were derived from clients located in the UK. During the same periods, 30.5% and 22.2% of our revenue, respectively, and 36.6% and 37.0% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the US). Further, during the same periods, 5.6% and 15.9% of our revenue, respectively, and 6.7% and 7.2% of our revenue less repair payments, respectively, were derived from clients in the rest of Europe. Any further weakening of the European or US economy will likely have a further adverse impact on our revenue.

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

The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. During fiscal 2012, 2011 and 2010, the attrition rate for our employees who have completed six months of employment with us was 38%, 43% and 32%, respectively. While our attrition rate for our employees who have completed six months of employment with us improved to 38% in fiscal 2012, we cannot assure you that our attrition rate will not increase. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

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

Based on its evaluation, management had concluded that as at March 31, 2010, our company’s disclosure controls and procedures and internal control over financial reporting were not effective due to a material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and the related fees in our WNS Auto Claims BPO segment. In fiscal 2011, we implemented remediation measures to address the material weakness. Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2012 and 2011, it is possible that, in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Any changes in accounting standards can be difficult to predict and can materially impact how we report our financial results.

We have adopted IFRS, as issued by the IASB, with effect from April 1, 2011. From time to time, the IASB changes its standards that govern the preparation of our financial statements. For example, the IASB has proposed amendments to its standards that govern hedge accounting, and these amendments, if adopted as proposed, would significantly change the way option contracts are accounted for. There is no assurance that the amendments will be adopted as proposed or at all or on the timing of any such amendments. Changes in accounting standards are difficult to anticipate and can significantly impact our reported financial condition and the results of our operations.

We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

Since we were founded in April 1996, and especially since Warburg Pincus & Co. acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our employees have increased to 23,874 as at March 31, 2012 from 15,084 as at March 31, 2007. In January 2008, we established a new delivery center in Romania, which we expanded in fiscal 2011. Our subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in seven locations in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK and the US. In March 2012, we entered into a letter of intent for leasing a premise for the establishment of a delivery center in South Carolina, which we expect to be operational by June 2012. Further, in February 2011, we received in-principal approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirapalli Navalpattu, special economic zone, or SEZ, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited (ELCOT) for setting up delivery centers in future. We intend to expand our global delivery capability, and we are exploring plans to do so in areas such as the US, Asia Pacific, Latin America and Africa.

We have also completed numerous acquisitions. For example, in July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) a master services agreement with Aviva MS pursuant to which we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of Aviva. Through our acquisition of Aviva Global, we also added three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008.

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

We may face difficulties as we expand our operations to establish delivery centers in onshore locations in the US and offshore in countries in which we have limited or no prior operating experience.

We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional onshore delivery centers in the US and offshore delivery centers in Africa, the Asia Pacific and Latin America, which may involve expanding into countries other than those in which we currently operate. In March 2012, we entered into a letter of intent for leasing a premise for the establishment of a delivery center in South Carolina. We have limited prior experience in operating onshore delivery centers in the US. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

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

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

Our loan agreements contain a number of covenants and other provisions that, among other things, impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•

they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments;

•	they impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the balance loan outstanding; and

•

a reduction in revenue from our top 10 clients by revenue by a specified amount or a change of control and a loss of 10% of our clients by revenue may also constitute an event of default under certain of our loan agreements.

Further, the restrictions contained in our loan agreements could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To service our indebtedness and other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to make payments on our loans and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain additional financing.

If we cannot service our loan agreements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

The average Indian rupee/US dollar exchange rate was approximately 47.93 per $1.00 in fiscal 2012, which represented a depreciation of the Indian rupee of 5.2% as compared with the average exchange rate of approximately 45.57 per $1.00 in fiscal 2011, which in turn represented an appreciation of the Indian rupee of 4.0% as compared with the average exchange rate of approximately 47.46 per $1.00 in fiscal 2010. The average pound sterling/US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2012, which represented an appreciation of the pound sterling of 2.5% as compared with the average exchange rate of approximately £0.64 per $1.00 in fiscal 2011, which in turn represented a depreciation of the pound sterling of 2.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2010.

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

Recent concerns over increases in car insurance premiums have led the UK competition authority to investigate referral fees, such as those paid to claims management companies and insurance companies, which could have a material adverse effect on our auto claims business.

A number of aspects of the motor insurance sector are currently being debated in the UK. The UK Office of Fair Trading, or the OFT, is investigating increases in car insurance premiums over the past two years and have identified credit hire replacement vehicle arrangements and third-party vehicle repair arrangements as two factors that may be driving up insurance premiums. The OFT’s concerns relate to the practice of the payment of referral fees by accident management companies to claims management companies and insurance companies in the arrangements for the provision of credit hire replacement vehicles and third-party vehicle repairs, which it suspects has inflated the cost of insurance claims. If the OFT’s concerns persist after its investigation, it has the power to refer the matter to the UK Competition Commission for a more detailed investigation. The UK Competition Commission has the power to impose remedies or recommend legislative changes that could include a ban on the payment of referral fees. A ban on such fees would likely have a material adverse effect on the business of clients that are dependent on referral fees. In turn, this would likely result in a loss of all or a significant portion of the claims handling and accident management services that we provide these clients. One of our largest auto claims clients by revenue contribution in fiscal 2012 that generates significant revenues through referral fees has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. We may lose some or all of the business from other clients that may be adversely affected by a ban on referral fees.

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

Such concerns have led to proposed measures in the US that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the state level in the US, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require call centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Such legislation could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other European Union, or EU, jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

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

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “ Part I — Item 6. Directors, Senior Management and Employees — Compensation.” Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

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

Further, following our acquisitions of Aviva Global, Business Applications Associates Limited, or BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H1N1) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

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

The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2013 (including work orders/statement of works that will expire on or before March 31, 2013 although the related master services agreement has been renewed) represented approximately 12.5% of our revenue and 15.1% of our revenue less repair payments from our clients in fiscal 2012. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ — Recent concerns over increases in car insurance premiums have led the UK competition authority to investigate referral fees, such as those paid to claims management companies and insurance companies, which could have a material adverse effect on our auto claims business.”

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

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to eight years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects. Although we use our internally developed methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing transaction-based pricing, fixed-price and outcome-based pricing projects, if we fail to estimate accurately the resources required for a project, future wage inflation rates or currency exchange rates, or if we fail to meet defined performance goals or objectives, our profitability may suffer.

We have recently entered into a subcontracting arrangement for the delivery of services in South Africa. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2012, we made significant investments to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

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

We have incurred losses in the past. We may not be profitable in the future.

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

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

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

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, BizAps in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. In March 2008, we entered into a joint venture with Advanced Contact Solutions, Inc., or ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc. and increased our share ownership from 65% to 100%. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded a significant impairment charge to our earnings in fiscal 2008 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.

As at March 31, 2012, we had goodwill and intangible assets of approximately $86.7 million and $115.1 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Flovate, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global. Of the $115.1 million of intangible assets as at March 31, 2012, $112.4 million pertain to our purchase of Aviva Global. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded a significant impairment charge to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $112.4 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2012 and fiscal 2011 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

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

Our largest shareholder, Warburg Pincus, is able to influence our corporate actions, and may also enter into transactions that may result in a change in control of our company. A change in control transaction may have a material adverse impact on our business

As at March 31, 2012, Warburg Pincus beneficially owned approximately 29.0% of our shares and is our largest shareholder with a nominee serving on our board of directors. As a result of its ownership position and board representation, Warburg Pincus has the ability to influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. The interests of Warburg Pincus may differ from the interests of other shareholders of our company.

Warburg Pincus may also seek to sell all or a substantial portion of its shareholding in our company, which may result in a change in control in our company. A change in control in our company together with a loss of more than 10% of our clients by revenue or a credit rating downgrade (or we do not approach a credit rating agency for a rating review within one month of the change in control) may also constitute an event of default under one or more of our loan agreements. Such an event could have a material adverse effect on our business, results of operations, financial condition and cash flows, as well as cause our ADS price to fall.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we operate under the “zero-ten” business tax regime and are not currently required to pay taxes in Jersey. In the past, however, some members of the EU’s Economic and Financial Affairs Council, or ECOFIN, Code of Conduct group have suggested that this tax regime may be outside the spirit of the EU Code of Conduct for Business Taxation, or the Code of Conduct. In light of this, Jersey conducted a review of business taxation in Jersey and announced on February 15, 2011 that the “zero-ten” regime will remain in place, but that the personal tax provisions known as “deemed distribution” and “attribution” rules would be abolished effective from January 1, 2012. In subsequent discussions, ECOFIN formally ratified the ECOFIN Code of Conduct’s group’s recommendations that Jersey had rolled back on the harmful elements of the “zero-ten” tax regime and that what now remains (the “zero-ten” tax rates) is compliant with the Code of Conduct.

Although we continue to enjoy the benefits of the “zero-ten” business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Various other factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

For example, in the past, the majority of our Indian operations were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India, or STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. We had 13 delivery centers for fiscal 2011 eligible for the income tax exemption, which expired on April 1, 2011 for all of our delivery centers. We incurred minimal income tax expense on our Indian operations in fiscal 2011 as a result of this tax exemption, compared to approximately $13.6 million that we would have incurred if the tax exemption had not been available for the period. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the annual tax rate of 32.45%.

Further, in 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. We have a delivery center located in Gurgaon, India registered under the SEZ scheme and eligible for a 50% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100% income tax exemption until fiscal 2016 and a 50% income tax exemption from fiscal 2017 until fiscal 2026. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs. Further, since the adoption of the Indian Finance Act, 2007, we have become subject to minimum alternate tax, or MAT, and, since fiscal 2008, we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has levied MAT on the book profits earned by the SEZ units at the rate of 20.01%.

We have operations in Costa Rica and the Philippines which are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2013, respectively. Our operations in Sri Lanka are also eligible for tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the Board of Investment, Sri Lanka, or the BOI. We incurred minimal income tax expense on our Sri Lanka operations in fiscal 2011 as a result of the tax holiday, compared to approximately $0.5 million that we would have incurred if the tax holiday had not been available for the period. This tax holiday expired in fiscal 2011, however, effective fiscal 2012, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This enables our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lankan Inland Revenue Act following the expiry of the tax holiday.

We incurred minimal income tax expense on our operations in the Philippines and Sri Lanka and in connection with our SEZ operations in India in fiscal 2012 as a result of the tax holidays described above, compared to approximately $1.7 million that we would have incurred if the tax holidays had not been available for the period.

When any of our tax holidays expires or terminates, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations.

The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code Bill, which was tabled in the Indian Parliament in August 2010, is intended to replace the Indian Income Tax Act, 1961 and is proposed to come into effect in April 2013, if enacted. Under the Direct Taxes Code Bill, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The Direct Taxes Code Bill, if enacted, also proposes to discontinue the existing profit based incentives for SEZ units operational after March 31, 2014 and replace them with investment based incentive for SEZ units operational after that date. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

Further, in Finance Bill, 2012, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If we enter into such transactions, they could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. However, in the past our company has obtained indemnity from the sellers of assets in such transactions against any such probable tax liabilities. The Finance Bill, 2012, also introduced the General Anti Avoidance Rule, or the GAAR effective April 1, 2012, which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain a tax benefit. Although the full implications of the Finance Bill, 2012, are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

The Government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We may be required to pay additional taxes in connection with audits by the Indian tax authorities.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2009 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 1,878.6 million ($36.9 million based on the exchange rate on March 31, 2012) in additional taxes, including interest of 667.2 million ($13.1 million based on the exchange rate on March 31, 2012).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2012, we have provided a tax reserve of 701.5 million ($13.8 million based on the exchange rate on March 31, 2012) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. For more details on these assessments, see “Part I — Item 5. Operating and Financial Review and Prospects — Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,244.6 million ($44.1 million based on the exchange rate on March 31, 2012) in additional taxes, including interest of 681.8 million ($13.4 million based on the exchange rate on March 31, 2012). The income tax authorities have filed appeals against these orders.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 346.2 million ($6.8 million based on the exchange rate on March 31, 2012) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2012, we had 50,078,881 ordinary shares outstanding, including 34,931,671 shares represented by 34,931,671 ADSs. In addition, as at March 31, 2012, a total of 3,960,024 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Second Amended and Restated 2006 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

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

Subject to the provisions of the Companies (Jersey) Law 1991, or the 1991 Law, and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

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

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — Our loan agreements impose operating and financial restrictions on us and our subsidiaries.”

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

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the ADRs or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US Holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes, or PFIC, with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US Holder.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission, or JFSC, in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli(W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 15 Exchange Place, 3rd Floor, Suite 310, Jersey City, New Jersey 07302, USA.

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process outsourcing services to third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team. In fiscal 2003, we acquired Town & Country Assistance Limited, a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel industry to include insurance-based automobile claims processing. We subsequently rebranded the company as WNS Assistance, which constitutes WNS Auto Claims BPO, our reportable segment for financial statement purposes. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners Inc. (which we merged into our subsidiary, WNS North America Inc.), a provider of BPO services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In March 2008, we entered into a joint venture with ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. and in November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited, or AHA (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired BizAps, a provider of Systems Applications and Products, or SAP®, solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) the Aviva master services agreement (as varied by the variation agreement entered into in March 2009), pursuant to which we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of Aviva. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.

In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited, or Noida, NTrance Customer Services Private Limited, WNS Customer Solutions (Private) Limited, or WNS Customer Solutions, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. In another restructuring exercise, three of our subsidiaries, First Offshoring Technologies Private Limited, Hi-Tech Offshoring Services Private Limited and Servicesource Offshore Technologies Private Limited, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. In fiscal 2011 and fiscal 2012, we restructured and rationalized our UK and US group companies, wherein two of our UK-based non-operating subsidiaries, Chang Limited and Town & Country Assistance Limited, were voluntarily dissolved and one of our subsidiaries, BizAps, has applied for voluntary dissolution pursuant to Section 1003 of the Companies Act 2006, UK. In the US, two of our subsidiaries, WNS Customer Solutions North America Inc. and Business Application Associates Inc. were merged with and into WNS North America Inc. In fiscal 2012, we also incorporated a new subsidiary in the US, WNS Global Services Inc., and a new branch of WNS (Mauritius) Limited in the Dubai Airport Free Zone, United Arab Emirates, WNS Mauritius Limited ME (Branch), and de-registered our existing subsidiary WNS Global FZE in the Ras-Al-Khaimah Free Trade Zone, United Arab Emirates. As a result of the various restructuring activities undertaken in fiscal 2010, fiscal 2011 and fiscal 2012, our organizational structure has been simplified, and now comprises 22 companies in 13 countries. Of these 22 companies, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under Section 25 of the Companies Act, 1956, India formed for the purpose of promoting corporate social responsibilities and not considered for the purpose of preparing our consolidated financial statements. In April 2012, we were awarded the Golden Peacock Global Award for Corporate Social Responsibility for 2011-2012 for our contribution through WNS Cares Foundation towards education of under privileged children.

We are headquartered in Mumbai, India, and we have client service offices in New Jersey (US), New South Wales (Australia), London (UK), and Singapore and delivery centers in San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik and Pune (India), Manila (the Philippines), Bucharest (Romania), Colombo (Sri Lanka), Ipswich and Manchester (the UK) and Houston (the US). We completed our initial public offering in July 2006 and a follow-on public offering in February 2012. Our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “WNS.”

Our capital expenditure in fiscal 2012, 2011 and 2010 amounted to $21.2 million, $15.3 million and $13.3 million, respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2013 to be approximately $22.0 million, a significant amount of which we expect to spend on building new facilities as well as continuing to streamline our operations by further consolidating production capacities in our delivery centers. Of this amount, we expect to spend approximately $14.0 million in India, approximately $4.0 million in the UK, approximately $2.0 million in North America, approximately $1.0 million in Europe (excluding the UK) and approximately $1.0 million in the rest of the world. As at March 31, 2012, we had commitments for capital expenditures of $3.7 million relating to the expansion of, and purchase of property and equipment for, our delivery centers. Of this committed amount, we plan to spend $2.7 million in India, $0.7 million in the UK, $0.1 million in Europe (excluding the UK) and $0.2 million in the rest of the world. We expect to meet these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a leading global provider of offshore business process outsourcing services, offering comprehensive data, voice, analytical and business transformation services. We transfer the business processes of our clients to our delivery centers, located in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK and the US, as well as to our subcontractor’s delivery center in South Africa, with a view to offer cost savings to our clients as well as offer more flexibility in managing their operations. In addition, our transformation practice seeks to help our clients identify business and process optimization opportunities through technology-enabled solutions and process design improvements.

We win outsourcing engagements from our clients based on our domain knowledge of their business and our experience in managing the specific processes they seek to outsource. Accordingly, we are organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; manufacturing, retail, consumer products and telecommunication, or telecom, industries, as well as the consulting and professional services; healthcare; banking and financial services; utilities; and shipping and logistics industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer care, finance and accounting, legal services, procurement, research and analytics and technology services.

We monitor our execution of our clients’ business processes against multiple performance parameters, and we aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We aim to build long-term client relationships, and we typically sign multi-year contracts with our clients that provide us with recurring revenue. For clients with over $1 million in annual revenue less repair payments, attrition has averaged less than 5% per year over the last three fiscal years. In fiscal 2012, 71 and 68 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively.

According to the National Association of Software and Service Companies, an industry association in India, we are among the top three India-based offshore business process outsourcing companies based on export revenue for fiscal 2011. We have maintained this top three ranking for the last six consecutive years.

As at March 31, 2012, we had 23,874 employees executing approximately 600 distinct business processes for our 222 clients. Our largest client in fiscal 2012 in terms of revenue contribution was Aviva. See “ — Clients.”

In fiscal 2012, our revenue was $474.1 million, our revenue less repair payments was $395.1 million and our profit was $12.5 million. For a discussion of our revenue less repair payments and a reconciliation of revenue less repair payments to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

Companies are outsourcing a growing proportion of their business processes in order to reduce costs, increase process quality, increase flexibility, and improve business outcomes. Companies have shifted their BPO activities from simpler processes such as call center related processes to a wider range of more complex business processes such as finance and accounting, insurance claims administration and market research analysis. Companies are also asking their BPO providers to deliver higher-value services, such as process re-engineering and transformation services, which increase competitive advantage and have an impact on revenues as well as profits. In order to deliver complex services and transformational capabilities, providers must increasingly leverage technology platform solutions, analytics and industry-specific knowledge to deliver better processes and business outcomes. These companies are also asking for more flexible business models that align the interests of the provider along with those of the company. Many of these companies are outsourcing to offshore locations such as India to access a high quality and cost-effective workforce. We are a leading provider in the offshore business process outsourcing industry and believe that we are well positioned to benefit from the combination of the outsourcing and offshoring trends.

The global business process outsourcing industry is a large and growing industry. According to the IDC 2011 Reports, the worldwide BPO market is estimated to have grown at a compound annual growth rate, or CAGR, of 3.9% from $132 billion in 2007 to $153 billion in 2011. IDC estimated that the worldwide BPO market will grow at a CAGR of 5.6% from 2011 to 2015, to $191 billion. Furthermore, the offshore-based BPO market is expected to continue to grow at a faster rate than the worldwide BPO market. According to IDC, the offshore-based BPO market is estimated to have grown at a CAGR of approximately 17% from $2.5 billion in 2007 to $4.7 billion in 2011. In addition, IDC estimated that the worldwide offshore-based BPO market will grow at a CAGR of approximately 19% from 2011 to 2015, to $9.4 billion.

The following chart sets forth the estimated growth in revenue generated from worldwide offshore-based BPO services and worldwide BPO services:

We believe that India is considered to be an attractive destination for offshore information technology, or IT, services and BPO services. According to the Gartner 2011 Report, “[a]n excellent government support system and skilled, highly scalable IT labor pool differentiates India as the top offshore destination.”*

Business process outsourcing typically is a long-term strategic commitment for companies. The processes that companies outsource frequently can be complex and are integrated with their core operations. These processes require a high degree of customization and, often, a multi-stage outsource transfer program. Companies therefore would incur high switching and other costs to transfer these processes back to their internal operations or to other business process outsourcing providers, whether onshore or offshore. As a result, once a business process outsourcing provider gains the confidence of a client, the resulting business relationship usually is characterized by multi-year contracts with predictable annual revenue.

Given the long-term, strategic nature of these engagements, companies undertake a rigorous process in evaluating their business process outsourcing provider. Based on our experience, a client typically seeks several key attributes in a business process outsourcing provider, including:

•	domain knowledge and industry-specific expertise;

•	ability to innovate, add new operational expertise and drive down costs;

•	demonstrated ability to execute a diverse range of mission-critical and often complex business processes;

•	global presence via offshore, nearshore and onshore delivery centers;

•	capability to scale employees and infrastructure without a diminution in quality of service; and

•	established reputation and industry leadership.

As the offshore business process outsourcing industry evolves further, we believe that industry-specific knowledge, higher-value process expertise, a global delivery platform, scale, reputation and leadership will become increasingly important factors in this selection process.

We believe that non-linear pricing models that allow BPO providers to price their services based on the value delivered to companies will replace, in certain engagements, pricing models that are primarily based on headcount (often referred to as full-time equivalents, or FTEs) or on the volume of transactions, as companies look to share the risk of volume and cost uncertainties with BPO providers, thereby creating the incentive for BPO providers to improve the productivity of their employees and the efficiency of their operations.

*	Gartner, Inc., “Analysis of India as an Offshore Services Location,” October 13, 2011.

Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading provider of offshore business process outsourcing services:

Well positioned for the evolving BPO market

The offshore BPO industry, which started with basic processes, such as call center customer service activities, has now expanded to include higher-value services that involve process re-engineering and business transformation. We believe that as companies have become more experienced with outsourcing, they generally look to outsource an increasing number of processes and to outsource increasingly complex and more vertical-specific processes. We believe that our industry-specific expertise, comprehensive portfolio of complex services, transformation capabilities and technology-enabled solutions position us at the forefront of the evolving BPO services market.

Deep industry expertise

We have established deep expertise in the industries we target as a result of our legacy client relationships, acquisitions and the hiring of management with specific industry knowledge. We have developed methodologies, proprietary knowledge and industry-specific technology platforms applicable to our target industries that allow us to provide industry-focused solutions and be more responsive to customer needs within these industries.

In addition, we have organized our company into business units aligned along each of the industries on which we focus. By doing so, we are able to approach potential clients in each of our target industries with a combined sales, marketing and delivery effort that leverages our in-depth industry knowledge and industry-specific technology platforms.

For example, in the insurance sector, we have specialized expertise in multiple insurance sub-sectors including property and casualty, auto and life. We offer various insurance-specific processes such as premium and policy administration, claims management, actuarial services and underwriting.

We have received numerous recognitions for our industry leadership including:

•	Best 20 Leaders by Industry Focus: Financial Services (Insurance) — International Association of Outsourcing Professionals (IAOP) 2010 Global Outsourcing 100

•	Best 5 Companies by Industry Focus: Air Transportation — IAOP 2009 Global Outsourcing 100

•	Industry Leader in Finance and Accounting (F&A) BPO — Global F&A BPO Magic Quadrant 2011, Gartner

Comprehensive portfolio of complex services, higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and to evolve away from reliance on services that are less integral to our clients’ operations, such as telemarketing and technical helpdesks, which characterized the offshore business process outsourcing industry in its early days. We also offer higher-value services such as transformation services, which are designed to help our clients to identify business and process optimization opportunities and leverage our industry and process expertise, technology solutions and analytics capabilities.

We also have developed and continue to develop technology-enabled solutions that utilize our proprietary software and licensed software in conjunction with our core business process outsourcing services. These integrated, technology-enabled solutions allow us to offer higher value, differentiated services which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We believe these technology-enabled solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

For example, we offer various technology-enabled platforms as part of our broad suite of transformation services that also includes Consulting and Program Management Services, Process and Quality Services and Technology Services. For a large North American airline, we utilized our VERIFARE® fare audit platform to streamline the airline’s revenue recovery process, thereby allowing the airline to increase the amount of revenue recovered from inaccurate fare charges.

Our client-centric focus

We have a client-centric engagement model that leverages our industry-specific and shared-services expertise as well as our global delivery platform to offer business solutions designed to meet our clients’ specific needs.

We have also sought to enhance our value proposition to our clients by providing them with more flexible pricing models that align our objectives with those of our clients. In addition to traditional headcount-based pricing, we provide alternative pricing models such as transaction-based pricing and outcome-based pricing.

We believe our ability to provide highly relevant solutions, alternative pricing models and our global delivery platform gives our clients the capabilities they seek from their outsourcing partner. As a result, we have built long-standing relationships with large multinationals such as Aviva, British Airways plc and Travelocity.com LP.

Proven global delivery platform

We deliver our services from 25 delivery centers around the world, located in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK and the US, as well as through a subcontractor’s facility based in South Africa. Our ability to offer services delivered from onshore, nearshore and offshore locations benefits our clients by providing them with high-quality services from efficient and cost-effective locations based on their requirements and process needs.

We believe the breadth of our delivery capability allows us to meet our clients’ needs, diversifies our workforce and allows us to access the local talent pool around the world.

Experience in transferring processes offshore and running them efficiently

Many of the business processes that our clients outsource to us are mission-critical and core to their operations, requiring substantial program management expertise. We have developed a sophisticated program management methodology intended to ensure the smooth transfer of business processes from our clients’ facilities to our delivery centers. Our highly experienced program management team has transferred approximately 600 distinct business processes for our clients.

We focus on delivering our client processes effectively on an ongoing basis. We have also invested in a quality assurance team that helps us to satisfy the International Standard Organization, or ISO, 9001: 2000 standards for quality management systems, and applies Six Sigma, a statistical methodology for improving consistency across processes, and other process re-engineering methodologies such as LEAN to further improve our process delivery.

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

We have also invested significant management effort toward ensuring that our organization is positioned to continuously scale to meet the robust demand for offshore business process outsourcing services. We are capable of evaluating over 15,000 potential employees and recruiting, hiring and training over 1,000 employees each month, enabling us to rapidly expand and support our clients.

Experienced management team

We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. Members of our executive and senior management team have, on average, over 20 years of experience in diverse industries, including in the business process and IT outsourcing sector, and in the course of their respective careers have gathered experience in successfully integrating acquisitions, developing long-standing client relationships, launching practices in new geographies, and developing new service offerings.

Business Strategy

Our objective is to strengthen our position as a leading global business process outsourcing provider. To achieve this, we will seek to expand our client base, further develop our industry expertise, enhance our value proposition to our clients, organically develop new business services, enhance our brand, expand our global delivery platform and make selective acquisitions.

We have made significant investments to accelerate our growth. These investments include:

•	the expansion and reorganization of our sales force;

•	an increase in the expertise and management capability within our sales force;

•	the expansion of other sales channels including the development of new partnerships and alliances and broadening our engagement with outsourcing industry advisors and analysts;

•	an increase in the amount of technology in our service offerings including the development of new technology-enabled solutions; and

•	the expansion of our global delivery platform.

The key elements of our growth strategy are described below.

Increase business from existing clients and add business from new clients

We have organized our company into vertical business units to focus on each of the industries that we target and to manage more effectively our sales and marketing process. We also have expanded our sales force, from 43 members as at March 31, 2010 to 68 members as at March 31, 2012, in order to provide broader sales coverage and to add management experience. Our sales force is organized into two groups, one focused primarily on expanding our relationship with our existing clients and another focused on seeking new clients.

We seek to expand our relationships with existing clients by identifying additional processes that can be transferred offshore, cross-selling new services, adding technology-based offerings and expanding into other lines of business within each client. Our account managers have industry-specific knowledge and expertise and are responsible for maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new offshoring opportunities. As a result of this strategy, we have a strong track record of extending the scope of our client relationships over time. For example, our relationship with a large global professional services firm started with less than 30 FTEs. We have since expanded the relationship to over 500 FTEs over a period of less than four years.

For new clients, we seek to provide value-added solutions by leveraging our deep industry expertise. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities as they arise.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established a leading offshore business process outsourcing practice in various industries and business sectors. We intend to leverage our knowledge of the insurance; travel and leisure; manufacturing, retail, consumer products and telecom; consulting and professional services; healthcare; banking and financial services; utilities, and shipping and logistics industries to penetrate additional client opportunities within these industries. For example, we have leveraged the experience, capabilities and reputation gained through our relationship with Aviva to penetrate the multi-line insurance and other segments of the insurance industry.

Furthermore, success in penetrating the market for finance and accounting services across industries drives us to invest in talent and technology platforms with the goal of scaling our business in order to acquire industry-specific expertise.

Provide higher value added services

We seek to enhance our value proposition to our clients by leveraging our industry-specific expertise; our portfolio of higher-value services such as our research and analytics services, transformation services and technology-enabled solutions; and our flexible pricing models. We also intend to broaden the scope of our higher-value service offerings to capture new market opportunities.

By delivering an increasing portfolio of higher-value services to our clients and migrating them towards transaction- or outcome-based pricing models, we aim to increase the value of our services to our clients and enhance the strength, size and profitability of these relationships.

For one of our large global insurance clients, we started providing back-office support services for the client’s insurance underwriting line of business. Over time, we have expanded into higher-value services, providing finance and accounting and research and analytics services in the client’s middle-office operations. We now also provide additional higher-value services such as risk analysis, quantitative modeling, trading compliance and investment performance management services to the client’s investment advisory business.

Enhance awareness of the WNS brand name

Our reputation for operational excellence among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth brand equity in the past to scale our business. However, as the size and the complexity of the offshore business process outsourcing market grows, we are actively increasing our efforts to enhance awareness of the WNS brand in our target markets and among potential employees. To accomplish this, we have established a dedicated global marketing team comprised of experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including through internet marketing techniques, exposure in industry publications, participation in industry events and conferences, and other initiatives that encourage innovation in the BPO industry, such as the publication of articles and white papers, webinars and podcasts. In addition, we are aggressively targeting BPO industry analysts, general management consulting firms, and boutique outsourcing firms, who are usually retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications and aid in the partner selection process.

Expand our delivery capabilities

We currently have 25 delivery centers located in seven countries around the world. We also deliver services through a subcontractor’s facility based in South Africa. In fiscal 2012, we expanded our delivery capacity by 2,650 seats or approximately 16.3% of our capacity at the end of fiscal 2011. We intend to expand our global delivery capability through additional delivery centers in both onshore and offshore locations as well through partnerships with other providers so that we can offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

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

Business Process Outsourcing Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales and marketing process:

•	Insurance;

•	Travel and leisure;

•	Manufacturing, retail, consumer products, telecom and diversified businesses;

•	Consulting and professional services;

•	Healthcare;

•	Banking and financial services;

•	Utilities; and

•	Shipping and logistics.

In February 2012, we established our public sector industry group, which provides services to clients in the public sector.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal units), in the areas of customer care (or contact center), finance and accounting, research and analytics services, technology services, legal services and procurement. We also have a global transformation practice which offers higher-value services such as transformation services that are designed to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and program management leverage to achieve cost savings.

To achieve in-depth understanding of our clients’ industries and provide industry-specific services, we manage and conduct our sales processes in our two key markets — Europe and North America. In addition, we have a sales team focused on the Asia Pacific market. Our sales teams are led by senior professionals who focus on target industries or processes. Each business unit is staffed by a dedicated team of managers and employees engaged in providing business process outsourcing client solutions. In addition, each business unit draws upon common support services from our information technology, human resources, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.

Vertical Business Units

Insurance

Our insurance services are structured into three lines of business offerings customized for property and casualty insurance, life and annuities and healthcare. We cater to a diverse and sizeable number of clients globally and have significant experience across a broad range of insurance product lines.

The key insurance industry sectors we serve include:

•	Life, annuity, and property and casualty insurers;

•	Insurance brokers and loss assessors, property and casualty insurance providers, re-insurance brokers and motor insurance companies;

•	Self-insured auto fleet owners;

•	Commercial and retail banks;

•	Mortgage banks and loan servicers;

•	Asset managers and financial advisory service providers; and

•	Healthcare payers, providers and device manufacturers.

Our insurance business vertical includes our auto claims business, consisting of WNS Assistance and AHA, which is comprised of our WNS Auto Claims BPO segment. We offer a blended onshore, nearshore and offshore delivery model that enables us to handle the entire automobile insurance claims cycle. We offer comprehensive repair management services to our clients where we arrange for the repair of automobiles through a network of repair centers. We also offer claims management services where we process accident insurance claims for our clients. In addition, we provide third party claims handling services including the administration and settlement of property and bodily injury claims while providing repair management and rehabilitation services to our insured and self-insured fleet clients and the end-customers of our insurance company clients. Our service for uninsured losses focuses on recovering repair costs and legal expenses directly from negligent third parties. See “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

As at March 31, 2012, we had 5,800 employees working in this business unit. In fiscal 2012 and 2011, this business unit accounted for 44.7% and 60.1% of our revenue and 33.6% and 33.4% of our revenue less repair payments, respectively.

The following graphic illustrates the key services provided to clients in this business unit:

Proprietary Platform:

•

Proprietary platforms designed to transform business processes: (i) ClaimPro — End-to-End Claims Management softwareTM; (ii) Elixir Suites of Products platform for life and annuity, and property and casualty lines of business; and (iii) broker portal for premium accounting.

Case Study

In 2002, our client, a leading UK based insurer, engaged us and adopted business process outsourcing as part of its operating model to improve efficiencies, rationalize costs and enhance competitiveness.

We began working with this client with a team of 25 employees and one process — documentation and recording of new business. Our team has since grown to over 125 employees delivering a suite of underwriting, claims administration, and brokerage operations processes. The number of business processes delivered by us has increased from 19 to 98 in the recent years and our corresponding range of work has evolved from simple transaction processing to complex underwriting.

As part of the underwriting process, we deliver a broad range of processes for motor cars (both individual and fleet), agricultural vehicles, motorcycles and special risk coverage. The services we offer include:

•	Setting up policies;

•	Issuing policy certificates and schedules;

•	Updating the UK motor insurance database;

•	Amending policies when required; and

•	Processing renewals.

In the area of claims administration, we deliver indexing and referencing processes.

To support brokerage operations, we deliver the following processes:

•	Issuing quotations for new business;

•	Setting up new business;

•	Issuing policy documents and schedules;

•	Amending policies when required; and

•	Processing renewals.

In addition to the services described above, we support many high risk and complex specialist products that require underwriting to be delivered by a special risks team. Due to the specialized nature of the products insured, and the wide range of insurance schemes, underwriting a single policy requires our team to refer to over 90 different conditions and parameters. Adding to process complexity is the high frequency of updates to the schemes and the volatility of transaction volumes.

We also support our client’s decision making by providing our client with management information systems, or MIS, and dashboards on underwriting, including new business and lapsed policy analyses and renewals analysis.

By consolidating and standardizing our client’s business processes, we have helped our client improve process efficiencies, reduce cost of operations and enhance customer service. Specific benefits delivered to the client included:

•	Improved renewal accuracy;

•	Improved average handling time for inquiries, pre-renewal and new policy processing;

•	Improved turnaround time in the claims administration process;

•	Faster response time for customer inquiries; and

•	Reduced referrals to third parties.

Travel and Leisure

We deliver end-to-end services to clients across the travel and leisure industry value chain. We provide a wide range of scalable solutions that support air, car, hotel, marine and packaged travel and leisure services offered by our clients.

The key travel and leisure industry sectors we serve include:

•	Airlines, travel agencies, tour operators, hospitality companies; and

•	Global distribution systems providers.

As at March 31, 2012, we had 6,259 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2012 and 2011, this business unit accounted for 18.8% and 13.6% of our revenue and 22.6% and 22.7% of our revenue less repair payments, respectively.

The following graphic illustrates the key services provided to clients in this business unit:

Proprietary Platform:

•	Proprietary platform-based service offerings: VERIFARE®, a fare audit platform, and JADE®, a passenger revenue accounting, or PRA, platform.

Case Study

Our client, a leading European airline and travel group, decided in 2003 to outsource to us its PRA operations in order to drive greater efficiencies, reduce costs and enhance productivity. In addition to its own PRA operations, the airline outsourced to us the revenue accounting processes that it was offering to other carriers on a hosted basis.

The initiatives undertaken by us that are designed to improve efficiency and reduce costs of the revenue accounting process included:

•

Effecting robust and seamless transition: By leveraging our proprietary transition methodology — EnABLE — we effected a smooth transition of the client’s PRA processes to us. It was a complex transition given that the client’s PRA operations encompassed approximately 90 legacy applications and operated on two different revenue accounting systems, one used for the client’s PRA operations and one used for the carriers for whom the client provided hosted PRA services. This required onshore training for our core team, rigorous pre-process training for our offshore team, and detailed process documentation.

•

Enriching the knowledge repository tool: We enriched the knowledge repository tool by developing comprehensive documentation on the system’s processes, best practices and tools, and made them easily accessible to the team.

•

Consolidating and re-engineering processes: We re-engineered and restructured the fare audit process to help provide enhanced revenue recovery and revenue protection to the client. The processes have been consolidated from our delivery centers in Europe, the Middle East and the US.

We have helped our client improve process efficiencies, reduce costs and improve the productivity of its PRA operations. Specific benefits delivered to the client included:

•	Identifying recoveries of unauthorized discounts offered by travel agents, without airline consent;

•	Improving accuracy in interline sampling (or scientific random sampling), leading to increased revenue protection;

•	Improving turnaround time;

•

Managing a significant number of “exception” transactions, which refer to transactions that cannot be processed electronically due to non-automated ticketing by certain airlines, for which the client’s PRA process is insufficient; and

•	Reducing the cost of revenue accounting operations.

Manufacturing, Retail, Consumer Products, Telecom and Diversified Businesses

We deliver comprehensive BPO services for the manufacturing, retail and consumer products, and telecom industries.

As at March 31, 2012, we had 3,219 employees in this business unit. In fiscal 2012 and 2011, this business unit accounted for 12.2% and 8.9% of our revenue and 14.6% and 14.8% of our revenue less repair payments, respectively.

Manufacturing: Our manufacturing team has experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors we serve include:

•	Electronics manufacturers;

•	Metal and mining manufacturers;

•	Medical equipment manufacturers;

•	Surgical equipment and vision care product manufacturers; and

•	Building and construction product manufacturers.

The following graphic illustrates the key services provided to clients in this business unit:

Retail and Consumer Products: Our retail and consumer packaged goods, or CPG, team offers services that leverage on our proprietary tools and methodologies that are designed to help our clients improve customer service, optimize marketing expenditures, reduce operational costs and streamline processes through efficiency, quality and productivity improvements.

The key retail and CPG sectors we serve include:

•	Beverage companies;

•	Office products retailers;

•	Restaurants;

•	Discount stores;

•	Specialty apparel retailers;

•	Retailers; and

•	Departmental stores.

To support our operations, we have launched our proprietary research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various outside sources and use the information to take informed decisions.

The following graphic illustrates the key services provided to clients in this business unit:

Telecom: Our experience in consolidating and centralizing the functions of our telecommunications clients with built-in variable capacity to meet business requirements helps us deliver business value. We offer analytics, optimization, domain and process expertise.

The following graphic illustrates the key services provided to clients in this business unit:

Proprietary Platform:

•	Proprietary platform-based service offering: research and analytics solution framework WADESM.

Case study

Our client, a large electronics, media and entertainment conglomerate, is committed to strong corporate governance. Therefore, the client set up a separate treasury services arm to act as an internal banking system for its group of companies, providing various financial services for its affiliate companies.

The client’s business was growing and its treasury services team was facing a significant increase in volume of work. Therefore, the client decided to outsource some of its treasury operations to us to enhance its treasury services capabilities and reduce operational costs, while maintaining a high standard of regulatory compliance.

Our team provides our client services in major functional areas of treasury operations, including foreign exchange hedging, inter-company loans and deposits, cashless settlement, centralized cash pooling, automatic sweeping and proxy payment. We also support the client’s ancillary processes such as re-invoicing, business and financial planning and access to management for a range of treasury systems. The following outlines the key ways in which we support the client’s processes:

•

Planning: Each day, our team updates current cash and future cash flows resulting from both accounts receivable and accounts payable. The information processed by the team is used by the client for planning purposes.

•

Back office: Our team performs various back office functions, including deal confirmations, foreign exchange netting, bank and inter-company settlements, bank reconciliation and managing accounts payable processes.

•	Middle office: Our team monitors our client’s foreign exchange hedging activity, including deal reconciliation and user identity administration of the treasury system.

•

Accounting: Our team delivers accounting services using software from SAP®, such as the monthly book closing for treasury entities, management accounting and reporting, accounting bank reconciliation, trade accounts reconciliation, centralized cash pooling system clearing and the preparation of budgets.

•

Treasury operations: Our team delivers fair market value reporting based on Accounting Standards Council (ASC) 815, hedging position reports, reports on outstanding borrowing and lending positions, daily cash position updates and reports on the reconciliation of dividends from money market funds.

By delivering treasury support services with a focus on process integrity and regulatory compliance, our team has strengthened our client’s corporate governance function while delivering significant cost savings. Specific benefits delivered to the client included:

•	Reduced operational costs; and

•	Improved compliance with the US Sarbanes-Oxley Act of 2002.

Consulting and Professional Services

We set up our consulting and professional services, or CPS, business unit in 2011 to cater to the growing needs of the consulting and professional services industry. Our CPS business unit has a strong India presence coupled with global delivery capabilities, which allows us to serve a diverse and large global client base.

Our CPS business unit currently provides our clients with cross industry, end-to-end services in research and analytics, finance and accounting, customer care, legal services and transformation solutions.

The consulting and professional services sectors we serve include:

•	Retail and pharmaceutical consulting;

•	Information services;

•	Private equity;

•	Property management services; and

•	Market research.

As at March 31, 2012, we had 1,262 employees in the business unit. In fiscal 2012 and 2011, this business unit accounted for 6.3% and 4.3% of our revenue and 7.5% and 7.1% revenue less repair payments, respectively.

The following graphic illustrates the key services delivered in this business unit:

Case Study:

Our client, a leading retail consulting firm engaged in providing customer data analysis, wanted to establish an offshore hub to assist its onshore team in campaign management, data management and reporting jobs using analytics platform and applications such as Statistical Analysis System (SAS), Visual Basis for Applications (VBA) and Structured Query Language (SQL). Our client also wanted to encourage global efficiencies and best practices by the offshore hub.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•

Data and campaign management: Our team targets, segments, executes and evaluates promotional campaigns using SAS and SQL. We also manage campaign statistics and report and analyze the return on investment of the campaign.

•	Data solutions management: Our team manages weekly data loads on our client’s scheduler tools, running customized IT applications and SAS to enhance efficiency.

•	Insights reporting: Our team uses third party tools to analyze and understand segment response and consumer behavior, and identify opportunities to improve campaign effectiveness.

•	Digital media: Our digital media team provides support on content generation through photo imaging and graphics software.

•	Market research: Our team conducts market research projects from our Mumbai office.

Through our processes we have delivered the following benefits to our client:

•	An increase in the number of error-free deliveries; and

•	Improvements in efficiency and productivity.

Healthcare

We deliver end-to-end BPO services across the healthcare industry value chain. We offer health information management (HIM) coding (including current procedural technology (CPT) and international classification of diseases (ICD-9)), medicare and medical claim processing, revenue management related processes and Health Insurance Portability and Accountability Act (HIPAA) compliance.

The healthcare industry sectors we serve include:

•	Durable medical equipment manufacturers;

•	Third-party billing service providers;

•	Third-party administrators;

•	Providers for utilization management and case management services; and

•	Providers of workers compensation, medical management and disability solutions.

As at March 31, 2012, we had 1,696 employees in this business unit. In fiscal 2012 and 2011, this business unit accounted for 6.1% and 4.2% of our revenue and 7.4% and 7.0% of our revenue less repair payments, respectively.

The following graphic illustrates the key services provided to clients in this business unit:

Proprietary Platform:

•	Proprietary platforms: CBPO Adjudicator™ and CBPO Claim Preparer™.

Case Study

Our client, a global leader in specialty home medical equipment, designs and manufactures high-end and specialty medical devices that require verification of insurance benefits and pre-authorization of complex medical claims. The client wanted to improve cash flows by optimizing its revenue cycle and selected us to provide sales order processing and support and healthcare billing and collection from insurance carriers and patients.

The initiatives undertaken by us that are designed to optimize our client’s revenue cycle included:

•	Risk-based rewards and penalties to align our team with our client’s outcomes;

•	Augmentation of the client’s capacity;

•	Specific analytics to allow teams to prioritize claims with a greater likelihood of being paid; and

•	Creation of systems for monitoring and improving process quality and capabilities.

Through our efforts, we improved our client’s revenue cycle operations, which in turn led to an increase in collections, an acceleration of cash flow and an improvement in customer service. Specific benefits delivered to the client included:

•	Improvement in the order-to-bill process and development of modifications with enhanced collection speed using Six Sigma tools and IT enhancements;

•	Establishment of an analytics-driven collections strategy that led to an increase in collections;

•	Dashboards that created significant visibility into detailed lead indicators and drivers; and

•	Reduction in costs associated with billing.

Banking and Financial Services

We provide a broad range of business operation services for the banking and financial services industry.

We aim to add value to our clients’ businesses by improving their customer satisfaction, unlocking cost efficiencies and streamlining processes through technology optimization. The key banking and financial sectors we serve include:

•	Consumer, retail and commercial banking and mortgage;

•	Wealth, investment management and investment banking;

•	Research and analytics services;

•	Financial advisory firms; and

•	Financial research and financial market intelligence companies.

As at March 31, 2012, we had 1,508 employees working in this business unit. In fiscal 2012 and 2011, this business unit accounted for 5.2% and 4.3% of our revenue and 6.2% and 7.1% of our revenue less repair payments, respectively.

The following graphic illustrates the key services provided to clients in this business unit:

Proprietary Platform:

•	Proprietary software for lending management—Digital LoanTM.

Case Study

Our client, a leading retail broker-dealer in the US market, provides investment tools and research to its customers. The client engaged us to build a scalable and cost-effective back office to fully support advisors and field staff for the full range of its product offerings.

We deliver to this client a wide range of broker-dealer services supporting financial products throughout their lifecycle, including:

•	Set-up of new brokerage accounts;

•	Client administration;

•	Advisor compensation; and

•	Client portfolio administration.

We also provide support for new products as they are added to the client’s portfolio. These include brokerage products, annuities, insurance and managed products. We have a dedicated recovery team to manage financial plan recovery, including sending notifications and advisories to customers.

The following are the key features of our services:

•

Flexible pricing model: Since commencement of our engagement, we have billed the client on a unit transaction pricing model for a substantial portion of our work. This gives the client greater flexibility as its business volumes fluctuate.

•

Rapid scaling of operations: We rapidly scaled the client’s operations, assuming the delivery of 24 processes, ranging from low to high complexity, within six months of the commencement of our engagement.

•	Relevant staff certifications: Our team obtained certifications from the Financial Industry Regulatory Authority (FINRA) to support certain products.

•	Robust quality management: We deployed quality management tools designed to evaluate the process for potential failure.

We have efficiently supported our client’s full range of brokerage functions, from the opening of a customer account to portfolio management. We have also helped increase the accuracy of processing and significantly improved turnaround time.

Utilities

Our utilities team offers end-to-end solutions, which utilize our technology platforms and sophisticated analytical tools that allow utilities companies to transform their operations and thereby gain a competitive edge in the market place.

As at March 31, 2012, we had 1,384 employees working in this business unit. In fiscal 2012 and 2011, this business unit accounted for 4.5% and 3.2% of our revenue, and 5.5% and 5.3% of our revenue less repair payments, respectively.

Shipping and Logistics

We deliver a range of industry-specific business processes across the shipping and logistics industry, as well as provide services in the areas of finance and accounting, customer care, business technology, procurement and human resources administration. We also offer decision support services in the form of research and analytics. To support our shipping and logistics team, we use our proprietary consumer information system platform, which aids various customer services such as account management, billing support and analytics.

The key shipping and logistics industry sectors we serve include:

•	Global courier companies;

•	Non-vessel operating common carriers/forwarders;

•	Container shipping liners;

•	Trucking records management companies; and

•	Bulk and tanker carriers.

As at March 31, 2012, we had 1,158 employees working in this business unit. In fiscal 2011 and 2010, this business unit accounted for 2.2% and 1.6% of our revenue, and 2.6% and 2.6% of our revenue less repair payments, respectively.

Horizontal Units

Contact Center

We have a strong track record of supporting customer care functions while focusing on cost-efficiency. To increase customer loyalty and satisfaction, we offer tailor-made customer care solutions by leveraging our domain expertise in customer service functions and strong talent pool.

We offer contact center services for a cross-section of industries, including:

•	Airlines;

•	Insurance;

•	Utilities;

•	Retail and CPG;

•	Telecommunications;

•	Financial services; and

•	Travel and leisure.

As at March 31, 2012, we had 6,863 employees in this horizontal unit. In fiscal 2012 and 2011, this horizontal unit accounted for 17.4% and 13.4% of our revenue, and 20.9% and 22.4% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this horizontal unit:

Case Study

Our client, a large provider of Internet-enabled consumer-direct travel services worldwide, was converting itself from merely a flight booking tool into a full service travel resource backed by full time customer care. The client sought to manage its sales operations more efficiently in a growth environment in order to increase revenues. It was necessary for our client to enhance the efficiency of sales processes involving inbound calls by end-customers to its contact center and improve the productivity of its US contact center to manage the increasing volumes of customer inquiries.

The client engaged us to help it reduce operational costs, improve its process efficiencies and enhance the effectiveness of its contact center.

Since piloting a project to manage airline ticket sales in 2006, our team has expanded the scope of our services to include offline sales of travel insurance, and car and hotel bookings for multiple business lines of the client.

Our team significantly reduced our client’s operational costs and delivered process efficiencies. The client was also able to use data collated by our team to fine-tune the offerings of its affiliates, leading to increased revenue. Specific benefits delivered to the client included:

•	Reduction in operational costs;

•	Reduction in average handling time;

•	Increase in call volumes being handled per agent; and

•	Increase in the sale conversion rate.

Finance and Accounting

Our finance and accounting service offerings include standardization of finance and accounting processes and transformation of finance operations.

We have experience in delivering large scale and complex transformation programs, which include:

•	Rapid, large scale transitions;

•	Implementation of shared service centers and rationalization of financial systems to optimize and consolidate our clients’ information technology platforms;

•	Multi-location, multi-system global finance and accounting consolidation; and

•	End-to-end processes ranging from simple, transaction-based processes to high-end, judgment-based processes, such as analytics and treasury.

Our finance and accounting services cover a wide range of industries, including:

•	Travel and leisure;

•	Insurance;

•	Shipping and logistics;

•	Financial services;

•	Information technology and telecommunications;

•	Utilities and energy; and

•	Retail and CPG.

As at March 31, 2012, we had 3,459 employees in this horizontal unit. In fiscal 2012 and 2011, this horizontal unit accounted for 15.5% and 9.7% of our revenue, and 18.6% and 16.2% of our revenue less repair payments, respectively.

The following graphic illustrates the key finance and accounting services we provide:

Proprietary Platform:

•	Recently launched our proprietary platform-based service offering, Xponential — The ERP Card SolutionTM, as part of our BizAps Procure to Pay (P2P) Solutions brand umbrella.

Case Study

In 2006, a leading US airline was seeking a cost effective and high-quality solution for its passenger revenue accounting and recovery processes, as part of the company’s ongoing efforts to control costs and improve process efficiencies. The client chose to engage us to help meet those objectives and enhance recoveries from fare audits.

Our team of over 300 employees perform revenue accounting and fare audit functions to improve accuracy, efficiency and timely processing, leading to enhanced recoveries. Key features of our services include managing end-to-end passenger revenue accounting operations, including complex functions of interline, auditing, investigation, refunds and collections, by utilizing:

•	Stringent service level agreements;

•	Multi-location delivery to ensure business continuity;

•	Skilled staff;

•	Proprietary staff training capabilities;

•	Rigorous quality assurance and Six Sigma programs;

•	Robust program management and migration methodology; and

•	Comprehensive MIS and reporting.

Specific benefits delivered to the client included:

•	Significant cost savings;

•	Increased productivity levels;

•	Improved service quality;

•	Enabled the client to focus on strategic initiatives; and

•	Process efficiencies.

Research and Analytics

Leveraging our research and analytics expertise, industry expertise and global delivery model, our research and analytics outsourcing services help companies better understand their customers and provide insight-based business decision support.

Our wide variety of services, which include analytics, market research, and business and financial research, provide actionable insights to companies across a range of industries such as banking and financial services, CPG, insurance, manufacturing and retail.

To support our operations, we have launched our proprietary research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various outside sources and use the information to take informed decisions.

As at March 31, 2012, we had 1,843 employees in this horizontal unit. In fiscal 2012 and 2011, this horizontal unit accounted for 9.9% and 6.6% of our revenue, and 11.9% and 11.0% of our revenue less repair payments, respectively.

The following graphic illustrates the key research and analytics services we provide:

Research and analytics – Service offerings

Banking financial services	Utilities and healthcare	Retail and consumer packaged goods	Insurance	Travel and leisure
Customer lifecycle analytics, Campaign and channel management, Risk monitoring and scoring, Fraud and collections analytics, Network planning, Contact center analytics, Measurement and reporting	Market and business research, Demand forecasting, Customer lifecycle analytics, Customer risk scoring, Loss management modeling, Measurement and reporting	Strategy support, Decision support, Custom analytics and data services, Management information tools	Customer lifecycle analytics, Campaign and channel management, Actuarial analytics, Underwriting analytics, Claims analytics, Measurement and reporting	Customer lifecycle analytics, Campaign and channel management, Contact center workforce analytics, Web analytics, Revenue management and pricing, Measurement and reporting

Data services	Market research (primary)	Business research (Secondary)	Financial research	Procurement analytics	Shared services
Data aggregation and consolidation, Data cleansing, Trend analysis and report generation, Executive dashboards	Research design, Data collection, Data processing, Analysis and presentation	Company research, Industry research, Business intelligence, Library services	Corporate finance, Equity research, mergers and acquisitions research, Analytical support	Spend data analysis, Market intelligence, Supplier management and analysis, Sourcing support	PowerPoint charts, MIS reporting, Finance and accounting, Data management

Proprietary Platform:

•	Proprietary platform-based service offering: research and analytics solution framework WADESM.

Case Study

The client is a leading US-based property and casualty insurer.

In a challenging economic environment with stagnating growth, the client sought to identify the drivers of demand for customer retention, mid-term cancellation and conversion of insurance policies in the auto insurance market. The client engaged us to pilot the analysis in a limited geographic area to determine its effectiveness.

The price optimization process aids the insurer in identifying the drivers of retention and in using these drivers to predict the retention behavior of their policyholders. Therefore, insurers must obtain a clear picture of customers’ price elasticity at different price points. We have developed models that help identify the factors that drive demand and profile customers based on their willingness to pay. This process includes the extraction of data to create predictive models, make projections of future demand and test various scenarios to develop optimal pricing.

Working with the client, we designed an analytics solution that enabled our client to develop a better understanding of factors that drive customer demand and price products on the basis of the customer’s willingness to pay. Specific benefits delivered to our client included:

•	Improvements in policy retention and profitability by deploying demand models in their pricing strategy; and

•	Extension of the demand-pricing model for auto-insurance products to other states in the US as part of its nationwide strategy.

Technology/ Transformation Solutions

Our technology/transformation solutions team offers a suite of end-to-end services designed to help our clients to identify business and process optimization opportunities and leverage our industry and process expertise, technology solutions and analytics capabilities.

Our technology/transformation service offerings include:

•

Consulting and program management services: We help clients define transformational business strategies relevant to their respective industries by leveraging our consulting and program management services.

•

Process and quality services: We offer process and quality services, such as process re-engineering and transformation, quality program strategy and establishment, and business problem solution support.

•

Technology services: We leverage technology to achieve process transformation across industries and sectors through, for example, enterprise solution / enterprise resource planning (ERP) optimization, application development, maintenance and support, business process management, business intelligence and analytical solutions, and infrastructure and network services.

•

Business process as a service offerings: Our platform-based offerings are easy to implement and designed to provide return on investment to our clients and provide quantifiable benefits in a short time-frame

As at March 31, 2012, we had 121 employees in this horizontal unit. In fiscal 2012 and 2011, this horizontal unit accounted for 1.2% and 0.7% of our revenue, and 1.5% and 1.2% of our revenue less repair payments, respectively.

Legal Services

Our legal process outsourcing solutions team provides organizations access to a high quality talent pool of legal professionals, a global delivery model and deep domain expertise.

We aim to help our clients reduce the costs of their legal processes and, more importantly, allow their associates to focus on spending more time with their clients, thereby creating greater value for their organization.

As at March 31, 2012, we had 123 employees in this horizontal unit. In fiscal 2012 and 2011, this horizontal unit accounted for 0.7% and 0.5% of our revenue and 0.8% and 0.9% of our revenue less repair payments, respectively.

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

Our sales and sales support professionals are based in Australia, Dubai, Eastern Europe, India, Singapore, the UK and the US. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Another key function delivered by our India team is providing leads on potential business opportunities as well as providing support for telephone sales. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We assign dedicated client partners and/or account managers to our key clients. These managers work with their clients daily at the client locations. They also are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.

During the past two fiscal years, we have significantly grown our client facing team from 43 members as at March 31, 2010 to 68 members as at March 31, 2012, including hunters and farmers. We are committed to additional expansion as the pipeline necessitates in fiscal 2013.

Clients

As at March 31, 2012, we had a diverse client base of 222 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries. We define significant clients as those who represent an ongoing business commitment to us, which includes substantially all of our clients within our WNS Global BPO segment and some of our clients within our WNS Auto Claims BPO segment. The other clients in our auto claims business offer only occasional business to us because of the small size of their automobile fleets and the consequent infrequent requirement of our auto claims services.

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

	Year ended March 31,
	2012	2011
Below $1.0 million	154	163
$1.0 million to $5.0 million	49	39
$5.0 million to $10.0 million	11	12
More than $10.0 million	8	6

Competition

Competition in the business process outsourcing services industry is intense and growing steadily. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.”

We compete primarily with:

•	focused business process outsourcing service companies based in offshore locations (primarily India), such as Genpact Limited, Firstsource Solutions Limited and EXL Service Holdings, Inc.;

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

Intellectual Property

We use a combination of our clients’ software systems, third-party software platforms and systems and our own proprietary software and platforms to provide our services. Our proprietary and licensed software allows us to market our services with an integrated solution that combines a technology platform with our core business process outsourcing service offering. Our principal proprietary software includes our passenger revenue accounting platform and fare audit platform, which we use in our travel and leisure business unit, and auto claims software platform, which we use in WNS Assistance. In addition, we use our proprietary software to optimize our clients’ finance and accounting processes. These include solutions for:

•	Invoice approval;

•	Maintaining master data, such as vendor and customer data;

•	Vendor and customer communication;

•	Purchasing card expense management for SAP®; and

•	Cash applications.

We customarily enter into licensing and non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our client contracts usually provide that all customized intellectual property created specifically for the use of our clients will be assigned to them.

Our employees are also required to sign confidentiality agreements as a condition to their employment. These agreements include confidentiality undertakings regarding our company’s and the client’s intellectual property that bind our employees even after they cease to work with us. These agreements also ensure that all intellectual property created or developed by our employees in the course of their employment is assigned to us.

We have registered the trademark “WNS” and “WNS-Extending Your Enterprise” in most of the countries where we have global presence.

Technology

We have a dedicated team of technology experts who support clients at each stage of their engagement with us. The team conducts diagnostic studies for prospective clients and designs and executes technology solutions to enable offshore execution and management of the clients’ business processes. The global IT infrastructure is managed by an internal IT infrastructure and operations team, which seeks to ensure that our associates face minimal loss in time and efficiency in their work processes. The team supports over 17,000 desktops across 25 locations world-wide and includes specialists in the areas of wide-area-network or local-area-network telecommunications, servers, desktop and information security.

Wide-area-network — We have designed and built “WNSnet,” a high-capacity global multi-protocol label switching network, connecting all of our delivery centers in Costa Rica, Europe, India, the Philippines and Sri Lanka to network “points of presence,” or PoPs, in the US and UK. There are two PoPs in the US: one in Ashburn, Virginia and one in Los Angeles, California. In addition, there are two PoPs in the UK: one in Telecity, London and the other in Telehouse, London. Connectivity to our clients’ data centers is generally extended from two PoPs to provide redundancy. The PoPs are connected to our delivery centers on multiple high capacity leased circuits contracted from multiple telecom service providers and set up on diverse cable systems. This ensures that outage at any PoP, on any cable system or any service provider network, will not impact end-to-end connectivity to customers. WNSnet is managed 24/7 by our network operations center, or NOC, which is based in Mumbai. We have set up a backup NOC in Pune as a contingency measure.

Contact Center Technology Infrastructure — We have installed the Avaya MultiVantage platform at all our call centers for delivering voice processes. The Avaya platform permits secure access to define and redefine the call flow, vectoring, agent skills, splits and other call routing parameters as and when required.

Data centers — We also offer facilities for hosting client data if required. We have data centers at Mumbai, Pune and Gurgaon in India with over 25,000 square feet of floor space. We host servers for over 125 clients in the data centers and also all servers required for our corporate applications.

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

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical to the success of our operations. We have an independent quality assurance team to monitor, analyze, provide feedback on and report process performance and compliance. Our company-wide quality management system, which employs over 615 quality assurance analysts, focuses on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We also have over 796 employees in our quality assurance team that satisfies the ISO 9001:2000 standards for quality management systems. We apply the Six Sigma and LEAN methodologies which are statistical methodologies for improving consistent quality across processes as well as quality management principles for improving the operation of our clients’ processes and providing a consistent level of service quality to our clients. As at March 31, 2012, more than 423 of our projects were completed using the Six Sigma and LEAN methodologies and currently 341 projects are ongoing. We were awarded the Golden Peacock National Quality Award for the year 2011 for our excellence in delivering transformational and cutting-edge outsourcing solutions. We also received the Golden Peacock Eco-Innovation Award for Green Lean Sigma Program awarded by The World Environment Foundation in 2009 and for innovation in 2007. We also apply other process re-engineering methodologies to further improve our process delivery and undertake periodic audits of both our information systems policy and implemented controls.

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2005 to manage organizational information security risks. These measures seek to ensure that sensitive company information remains secure. Currently, information security systems at 12 delivery centers are ISO 27001:2005 certified, and we expect to seek similar certifications in our newer delivery centers. In addition, we comply with the Payment Card Industry (PCI) Data Security Standard which is a multifaceted security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data.

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

Human Capital

As at March 31, 2012, we had 23,874 employees, of which 2 are based in Australia, 431 are based in Costa Rica, 20,343 are based in India, 1,962 are based in the Philippines, 336 are based in Romania, 404 are based in Sri Lanka, 3 are based in United Arab Emirates, 330 are based in the UK and 63 are based in the US. Most of our associates hold university degrees. As at March 31, 2011 and 2010, we had 21,523 and 21,958 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 985 employees per month.

During fiscal 2012, 2011 and 2010, the attrition rate for our employees who have completed six months of employment with us was 38%, 43% and 32%, respectively.

Training and Development

We devote significant resources to the training and development of our associates. Our training typically covers modules in leadership and client processes, including the functional aspects of client processes such as quality and transfer. Training for new associates may also include behavioral and process training as well as cultural, voice and accent training, as required by our clients.

We have established the WNS Learning Academy, where we offer specialized skills development, such as leadership and management development, and behavioral programs as well as pre-process training that includes voice and accent and customer service training, for new associates. The WNS Learning Academy is staffed with over 55 full-time trainers and content designers. We customize our training programs according to the nature of the client’s business, the country in which the client operates and the services the client requires. Further, the WNS Learning Academy has an in-house e-learning unit which creates computer or web-based learning modules to support ongoing learning and development.

Since the launch of the WNS Learning Academy, we have made significant efforts to improve the learning and development of our supervisory, management and leadership teams, which is visible through focused learning initiatives targeted at employees with specific job roles and based upon current and future business competency requirements. Our learning initiatives include, among others, the following:

•

A five-day leadership program, implemented in 2008, with a 60-90 day action learning project focused on professional and leadership skills and process improvement for over 2,000 team leaders and managers;

•	Our co-branded WNS-Harvard Leadership and Management Program, which has enrolled over 300 of our employees ranking Associate Vice President and above;

•	Educational opportunities through tie-ups with leading institutions, such as the Indian Institute of Management and Symbiosis Institute of Business Management;

•	The launch of “LA TV,” a Blackberry based corporate training tool for learning on-the-go;

•	“Train the Trainer” programs, in which master trainers visit our various locations to conduct training sessions;

•	The ongoing launch of virtual domain universities in each business unit, which we intend to serve as a one stop solution for domain knowledge; and

•	Diversity and cross-cultural understanding training initiatives.

Through these learning initiatives and others, we are addressing developmental and functional needs at the junior management level, leadership and sales focus at the middle management level and business and strategic development at the senior leadership level. Our goal is to consolidate, build and share intellectual property and business knowledge throughout our organization, which we believe will benefit us, as well as our clients, in the long run.

Further, in connection with our focus on institutionalizing talent identification, succession planning and talent development frameworks, the WNS Learning Academy is involved with the design and implementation of talent development roadmaps that are designed to help us organically build leaders for the future and develop clear succession plans. We plan to achieve this through the design and roll-out of customized individual development plans, as well as specialized training programs run for groups of employees at similar stages of career development or in similar roles, which we call “clustered interventions.”

Other Development Initiatives

Diversity and inclusion — As we increase our global presence, we believe it is important to grow and foster an inclusive and diverse business environment, and therefore we seek to equip our managers with the skills required to collaborate, manage and lead in a diverse global environment. Our learning and development team is proactively designing training materials related to diversity and cross-cultural understanding in order to groom successful managers who have a global mindset and the necessary soft skills to function effectively in a diverse environment. We believe that skills such as good communication and cultural adaptability and understanding are essential in the workplace. Therefore, we aim to instill in our global managers an awareness of, and an appreciation for, the differences among the cultures with which they do business and to provide them the techniques and support they need to succeed.

Representatives of the learning and development team are also involved in feasibility studies for potential new locations from a talent availability point of view. To improve our reach, we are increasingly deploying blended learning solutions via video-based and e-learning to reach our global locations.

Front line capability building — As an individual advances within an organization, it is important that he or she adds the qualifications and skills required to perform the role and responsibilities to which he or she is assigned. Our Learning Academy focuses on providing new managers the necessary tools to successfully make the transition from employee to business leader. In doing so, our Learning Academy trains new managers on the technical and leadership skills necessary to manage people, understand key drivers of financial performance, provide good customer service and follow our business and shared best practices.

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Europe, India, the Philippines, Sri Lanka and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.”

Regulation of our industry by the Indian government affects our business in several ways. We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In the past, the majority of our Indian operations were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. We had 13 delivery centers for fiscal 2011 eligible for the income tax exemption, which expired on April 1, 2011 for all of delivery centers. We incurred minimal income tax expense on our Indian operations in fiscal 2011 as a result of this tax exemption, compared to approximately $13.6 million that we would have incurred if the tax exemption had not been available for the period. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the annual tax rate of 32.45%.

Further, in 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. We have a delivery center located in Gurgaon, India registered under the SEZ scheme and eligible for a 50% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100% income tax exemption until fiscal 2016 and a 50% income tax exemption from fiscal 2017 until fiscal 2026. The Ministry of Finance in India has, however, expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of additional operations in the SEZs.

In addition to these tax holidays, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation and regulations. These benefits include the preferential allotment of land in industrial areas developed by state agencies, incentives for captive power generation, rebates and waivers in relation to payments for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.

Further, since the adoption of the Indian Finance Act, 2007, we have become subject to MAT and, since fiscal 2008, we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has levied MAT on the profits earned by the SEZ units at the rate of 20.01%. To the extent MAT paid exceeds the actual tax payable on the taxable income; we would be able to set off such MAT credits against tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. We expect to be able to set off our MAT payments against our increased tax liability based on taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

Further, in Finance Bill, 2012, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If we enter into such transactions, they could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. However, in the past our company has obtained indemnity from the sellers of assets in such transactions against any such probable tax liabilities. The Finance Bill, 2012, also introduced the GAAR effective April 1, 2012, which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain a tax benefit.

The Direct Taxes Code Bill, which was tabled in the Indian Parliament in August 2010, is proposed to come into effect in April 2013, if enacted. The Direct Taxes Code, if enacted, is intended to replace the Indian Income Tax Act, 1961 beginning April 1, 2013. Under the Direct Taxes Code Bill, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to be taxed in India on its global income. The Direct Taxes Code Bill, if enacted, also proposes to discontinue the existing profit based incentives for SEZ units operational after March 31, 2014 and replace them with investment based incentives for SEZ units operational after that date.

Our subsidiaries in Sri Lanka, the Philippines and Costa Rica also benefit from certain tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the BOI, Sri Lanka. This tax exemption expired in fiscal 2011, however, effective fiscal 2012, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This has enabled our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lankan Inland Revenue Act following the expiry of the tax holiday provided by the BOI. The tax holiday for another Sri Lankan subsidiary expired on March 31, 2009.

Our subsidiaries in the Philippines, WNS Philippines Inc., and its wholly-owned subsidiary, WNS Global Services Philippines, Inc., are also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Board of Investment and the Philippines Economic Zone Authority, respectively. This tax holiday is available for four years from the date of grant of the tax exemption. Upon expiry of the tax holiday in fiscal 2013, income generated by WNS Philippines Inc. and WNS Global Services Philippines, Inc. will be taxed at the then prevailing annual tax rate which is currently 30%.

Our subsidiary in Costa Rica is also eligible for 100% income tax exemption for an initial eight years and 50% for the four years thereafter, starting from the date of commencement of the operation on November 16, 2009.

In addition, in May 2007, the Government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax was payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the Government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The legislation permitted the employer to recover the fringe benefit tax from the employees. Accordingly, the terms of our award agreements with applicable employees in India under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan (as described in “Part I — Item 6. Directors, Senior Management and Employees — B. Compensation — Employee Benefit Plans”) allow us to recover the fringe benefit tax from all of our employees in India except expatriate employees who are resident in India. In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which abolished the levy of fringe benefit tax on certain expenses incurred by an employer and share-based compensation provided to employees, by an employer. However, it also provides that share-based compensation paid and other fringe benefits or amenities provided to employees would be taxable in the hands of the employees as salary benefit and an employer would be required to withhold taxes payable thereon.

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

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, there is no prohibition on them either by statute or by customary law. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant, the Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order 1983, or the Order, provides that such judgment would not be enforceable in Jersey and the amount which may be payable by such defendant may be limited. The Order provides, among others, that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, Jersey or other territory for whose international relations the UK is responsible or a person carrying on business in Jersey.

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

C. Organizational Structure

The following diagram illustrates our company’s organizational structure and the place of organization of each of our subsidiaries as at the date hereof. Unless otherwise indicated, each of our subsidiary is 100% owned, directly or indirectly, by WNS (Holdings) Limited.

Notes:

(1)	Effective April 6, 2011, WNS Customer Solutions North America Inc. merged into WNS North America Inc. Effective June 29, 2011, Business Applications Associations Inc. merged into WNS North America Inc.
(2)	WNS (Holdings) Limited made a 99.99% capital contribution in WNS Global Services Netherlands Cooperative U.A., or the Co-op. The remaining 0.01% capital contribution in the Co-op was made by WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two members.
(3)	Business Applications Associates Limited is in the process of voluntary dissolution.
(4)	All the shares except one share of WNS Business Consulting Services Private Limited (formerly known as WNS Mortgage Services Private Limited), or WNS BCS, are held by WNS North America Inc. The remaining one share is held by a nominee shareholder on behalf of WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.
(5)	WNS Philippines Inc. was formed as a joint venture between the Co-op and ACS. The Co-op originally held a 65% ownership in WNS Philippines Inc. Effective November 1, 2011, the joint venture was terminated and the Co-op acquired a 100% interest in WNS Philippines Inc.
(6)	WNS Cares Foundation is a not-for-profit organization registered under Section 25 of the Companies Act, 1956, India formed for the purpose of promoting corporate social responsibilities and is not considered for the purpose of preparing our consolidated financial statements.

D. Property, Plants and Equipment

As at March 31, 2012, we have an installed capacity of 18,928 workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

Location	Total Space (square feet)		Total Number of Workstations/Seats		Lease Expiration		Extendable Until(1)
India:
Mumbai	362,391		3,665
Godrej Plant 10					February 15, 2016		N/A
Godrej Plant 11					February 15, 2016		N/A
Godrej Plant 5					February 15, 2016		N/A
Raheja (SEZ)					May 31, 2019		N/A
Gurgaon	207,733		2,250
Infinity Tower A					April 30, 2014		N/A
Infinity Tower B					May 31, 2014		N/A
Infinity Tower C					March 31, 2015		N/A
DLF (SEZ) 6					September 15, 2012		September 15, 2017
Udyog Vihar					July 14, 2014		July 14, 2020
					July 20, 2014		July 20, 2020
Pune	601,086	(2)	5,977	(2)
Magarpatta(3)					N/A		N/A
Weikfield					February 14, 2014		February 14, 2018
					April 30, 2014		April 30, 2018
					June 14, 2014		June 14, 2018
Mantri Estate					May 26, 2016		May 26, 2020
Magarpatta (SEZ) - Level 5(4)					Date to be fixed	(5)	Date to be fixed	(5)
Magarpatta (SEZ) - Level 6(4)					Date to be fixed	(5)	Date to be fixed	(5)
Magarpatta (SEZ) - Level 7(6)					Date to be fixed	(5)	Date to be fixed	(5)
Nasik	88,356		987
Shreeniketan					June 30, 2013		June 30, 2016
Vascon					October 14, 2013		October 14, 2017
Bangalore	191,890		1,971
RMZ Centennial					June 14, 2015		June 14, 2025
					October 31, 2015		October 31, 2025
Chennai	188,777	(7)	1,026	(7)
RMZ Millenia					March 31, 2012	(8)	August 31, 2048
DLF (SEZ)					March 31, 2016		N/A
DLF (SEZ) - Phase 2					March 31, 2017		N/A
DLF (SEZ) - Phase 3 (6) (9)					Date to be fixed	(10)	N/A	(10)
Vishakhapatnam	31,332		—
MPS Plaza(11)					March 4, 2017		March 4, 2027
Sri Lanka:	33,124		410
Colombo (HNB)					July 31, 2014		N/A
UK:	34,573		519
Ipswich					August 26, 2012		N/A
					October 31, 2012		October 31, 2014
Cheadle					July 21, 2020		N/A
Piccadilly					February 1, 2017		N/A
Mansfield					February 14, 2016		N/A
Hayes					February 28, 2021		N/A
US:	27,598	(12)	8	(12)
Abby Office Center, Houston					July 31, 2012		N/A
Exchange Place, NJ					July 30, 2019		July 30, 2024
The State Building(6) (13)					Date to be fixed	(14)	Date to be fixed	(14)
Romania:	31,635		382
Bucharest					December 31, 2012		N/A
					January 15, 2014		N/A
The Philippines:	79,488		1,325
Eastwood					November 30, 2015		N/A
					June 30, 2016		June 30, 2019
					August 30, 2015		August 30, 2018
Amberbase					Temporary site		N/A
Costa Rica	25,184		408
Forum H San Jose					April 30, 2016		N/A
United Arab Emirates	510
Dubai Airport Free Trade Zone(15)					November 27, 2014		November 27, 2017

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if each of our applicable extension options are exercised.
(2)	The total space includes, but the total number of workstations does not include, those of Magarpatta (SEZ) — Level 7, which is yet to be operational.
(3)	We own these premises.
(4)	We have entered into a letter of intent with the landlord for a lease of these premises, but the lease agreement has yet to be executed and are currently pending adjudication of stamp duties from the local governmental authorities.
(5)	The lease expiration date is five years from the commencement of the lease and the lease is extendable for up to ten years from the lease expiration date.
(6)	We have entered into a letter of intent with the landlord for a lease of the premises.
(7)	The total space includes, but the total number of workstations does not include, those of DLF (SEZ), Phase 2 and Phase 3, which are yet to be operational.
(8)	The prior lease agreement for these premises expired on March 31, 2012. We have in-principle agreement with the landlord for the renewal of the lease effective April 1, 2012 but the lease agreement has yet to be executed and is currently pending registration.
(9)	We expect to complete the interior fit out works in fiscal 2014. Rent is expected to commence in fiscal 2014.
(10)	The lease expiration date is five years from the commencement of the lease and the lease is not extendable.
(11)	We expect to complete the interior fit out works by May 2012, when the facility is expected to be operational.
(12)	The space includes, but the total number of workstation does not include, those of Exchange Place, NJ and The State Building, which are yet to be operational.
(13)	The interior fit out work is expected to be completed by June 2012. Rent is expected to commence in August 2012.
(14)	The lease expiration date is five years from the commencement of the lease and the lease is extendable for up to six years from the lease expiration date.
(15)	This is a new client facing facility.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations.

In fiscal 2013, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion on the financial condition and results of operations of our company should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion contain forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described below and elsewhere in this annual report, particularly in the risk factors described in “Part I — Item 3 . Key Information — D. Risk Factors.”

Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. Since these are our first annual consolidated financial statements prepared in accordance with IFRS, pursuant to transitional relief granted by the SEC in respect of the first time adoption of IFRS, we have only provided financial statements and financial information for the fiscal years ended March 31, 2012 and 2011 and no comparative data for the fiscal year ended March 31, 2010 has been included.

Overview

We are a leading global provider of offshore business process outsourcing services, offering comprehensive data, voice, analytical and business transformation services. We transfer the business processes of our clients to our delivery centers, located in Costa Rica , India, the Philippines, Romania, Sri Lanka, the UK and the US, as well as to our subcontractor’s delivery center in South Africa, with a view to offer cost savings to our clients as well as offer more flexibility in managing their operations. In addition, our transformation practice seeks to help our clients identify business and process optimization opportunities through technology-enabled solutions and process design improvements.

We win outsourcing engagements from our clients based on our domain knowledge of their business and our experience in managing the specific processes they seek to outsource. Accordingly, we are organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance, travel and leisure and manufacturing, retail, consumer products and telecom industries, as well as the consulting and professional services, healthcare, banking and financial services, utilities and shipping and logistics industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer care, finance and accounting, legal services, procurement, research and analytics and technology services.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations due to the holiday travel season in the third quarter of each fiscal year and, as a result, we may experience seasonal fluctuations in our travel and leisure vertical during such period. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included elsewhere in this annual report. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. For one client in our “non fault” repairs business (whose contract with us has been terminated with effect from April 18, 2012), we provide only repair management services where we wholly subcontract the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluate the financial performance of our business with this client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is, based on revenue less repair payments. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPO segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed above. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2012	2011
	(US dollars in millions)
Revenue	$474.1	$616.3
Less: Payments to repair centers(1)	79.1	246.9

Revenue less repair payments	$395.1	$369.4

Note:

(1)	Consists of payments to repair centers in our auto claims business (a) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (b) for “non fault” repair cases with respect to one client as discussed above.

The following table sets forth our constant currency revenue less repair payments for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is calculated by restating prior year revenue less repair payments denominated in pound sterling or Euro using the foreign exchange rate used for the latest year.

	Year ended March 31,
	2012	2011
	(US dollars in millions)
Constant currency revenue less repair payments	$395.1	$375.2

Global Economic Conditions

During the past several years, global economic conditions have been challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. While the world economy has grown since 2010, the recent speculation regarding the inability of certain European countries to pay their national debts, the response by Eurozone policy makers to mitigate this sovereign debt crisis and the concerns regarding the stability of the Eurozone currency have created additional uncertainty in the European and global economies. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the United States.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the European, US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated into US dollars, our reporting currency. For example, while the average pound sterling/US dollar exchange rate for fiscal 2012 appreciated by 2.5% as compared to the average exchange rate for fiscal 2011, the average pound sterling/US dollar exchange rate for fiscal 2011 depreciated by 2.6% as compared to the average exchange rate for fiscal 2010. Depreciation of the pound sterling/US dollar exchange rate in fiscal 2011 adversely impacted our results of operations.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the insurance industry and the travel and leisure industry. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

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

•

In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, banking and financial services and insurance industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India, and Colombo, Sri Lanka, thereby expanding our operating footprints across India, Sri Lanka and the UK.

•

In fiscal 2006, we acquired Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process outsourcing services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Gurgaon, Mumbai and Pune.

•	In fiscal 2007, we acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania.

•	In March 2008, we entered into a joint venture with ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc.

•	In April 2008, we opened a facility in Manila, the Philippines.

•	In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK through its wholly-owned subsidiary, Call 24-7.

•	In June 2008, we acquired BizAps, a provider of SAP® solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•

In July 2008, we entered into the transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) the Aviva master services agreement pursuant to which we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.

•	In November 2009, we opened a facility in San Jose, Costa Rica.

•	In January 2010, we moved from our existing facility to a new and expanded facility in Manila, the Philippines.

•	In October 2010, we moved from our existing facility in Marple to Manchester, UK and expanded our facility in Manila, the Philippines.

•	In November 2010, we expanded our sales office in London, UK.

•	In March 2011, we expanded our facility in Bucharest, Romania.

•	In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary.

•	In fiscal 2012, we expanded our facilities in Mumbai, Pune, Gurgaon, Chennai, the Philippines, Costa Rica and Romania.

As a result of these acquisitions and other corporate developments, our financial results in corresponding periods may not be directly comparable.

Revenue

We generate revenue by providing business process outsourcing services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	(US dollars in millions)
	2012	2011	$	%
Revenue	474.1	616.3	(142.1)	(23.1)%
Revenue less repair payments	395.1	369.4	25.7	6.9%

During fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue, respectively, resulting in lower revenue and cost of revenue. The contract re-negotiation process is ongoing and aimed at simplifying our accounting requirements. This contract re-negotiation process does not affect our revenue less repair payments.

We have a large client base diversified across industries and geographies. Our client base grew from 14 clients in May 2002 to 222 clients as at March 31, 2012 (for our definition of “significant clients,” see “Part I — Item 4. Information on the Company — B. Business Overview — Clients”).

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For fiscal 2012 and 2011, our revenue and revenue less repair payments were derived from our largest clients in the proportions set forth in the following table:

	Revenue		Revenue less repair payments
	Year ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Top client	17.3%	16.4%	20.7%	20.4%
Top five clients	41.4%	54.3%	40.5%	41.1%
Top ten clients	53.6%	65.8%	53.6%	53.4%
Top twenty clients	69.3%	77.8%	68.9%	70.2%

In fiscal 2012, our three largest clients individually accounted for 17.3%, 10.4% and 6.3%, respectively, of our revenue as compared to 16.4%, 13.2% and 12.2% respectively, in fiscal 2011. Revenue generated from certain clients in our WNS Global BPO segment, including our largest client by revenue contribution, has started declining since December 2011 and these clients are currently forecasting that they expect to provide us a lower volume of business in respect of the services we have been providing them as a result of automation initiatives and various reasons, including their strategic decisions to bring those functions back in-house and the current challenging market and economic conditions. We are exploring with these clients new areas of opportunity where we can provide other services to them, to offset the above decline. Further, our second largest client by revenue contribution in fiscal 2012 has terminated our contract with effect from April 18, 2012. This client accounted for 7.5% of our revenue and 1.9% of our revenue less repair payments in fiscal 2011 and 10.4% of our revenue and 1.3% of our revenue less repair payments in fiscal 2012.

Revenue by Industry

For financial statement reporting purposes, we aggregate several of our operating segments, except for the WNS Auto Claims BPO (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance, travel and leisure, manufacturing, retail, consumer products, telecom and diversified businesses, consulting and professional services, healthcare, banking and financial services, utilities, shipping and logistics and the public sector.

For fiscal 2012 and 2011, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Year ended March 31,		Year ended March 31,
Business unit	2012	2011	2012	2011
Insurance	44.7%	60.1%	33.6%	33.4%
Travel and leisure	18.8%	13.6%	22.6%	22.7%
Manufacturing, retail, consumer products, telecom and diversified businesses	12.2%	8.9%	14.6%	14.8%
Consulting & professional services	6.3%	4.2%	7.5%	7.1%
Healthcare	6.1%	4.2%	7.4%	7.0%
Banking and financial services	5.2%	4.3%	6.2%	7.1%
Utilities	4.5%	3.2%	5.4%	5.3%
Shipping and logistics	2.2%	1.5%	2.6%	2.6%
Public sector	0.0%	0.0%	0.1%	0.0%

Total	100.0%	100.0%	100.0%	100.0%

Certain services that we provide our clients are subject to the seasonality of our clients’ business. Accordingly, we see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product-industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Revenue by Service Type

For fiscal 2012 and 2011, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Year ended March 31,		Year ended March 31,
Service Type	2012	2011	2012	2011
Industry-specific	30.3%	21.9%	36.3%	36.4%
Autoclaim	23.8%	46.2%	8.6%	10.2%
Contact center	17.4%	13.4%	20.9%	22.4%
Finance and accounting	15.5%	9.7%	18.6%	16.2%
Research and analytics	9.9%	6.6%	11.9%	11.0%
Technology services	2.4%	1.7%	2.9%	2.9%
Legal services	0.7%	0.5%	0.8%	0.9%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Geography

For fiscal 2012 and 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Year ended March 31,		Year ended March 31,
Geography	2012	2011	2012	2011
UK	61.2%	60.9%	53.4%	54.0%
North America (primarily the US)	30.5%	22.2%	36.6%	37.0%
Europe (excluding the UK)	5.6%	15.9%	6.7%	7.2%
Rest of world	2.7%	1.0%	3.3%	1.8%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For fiscal 2012 and 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Year ended March 31,		Year ended March 31,
Location of Delivery Center	2012	2011	2012	2011
India	65.1%	47.5%	78.1%	79.4%
UK	24.7%	46.9%	9.7%	11.4%
Philippines	4.3%	2.9%	5.2%	4.8%
Romania	2.3%	1.1%	2.7%	1.8%
Sri Lanka	1.6%	1.1%	1.9%	1.9%
Costa Rica	0.9%	0.2%	1.1%	0.3%
United States	0.9%	0.3%	1.1%	0.4%
South Africa(1)	0.2%	0.0%	0.2%	0.0%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Services provided through our subcontractor’s delivery center in South Africa.

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

In the WNS Global BPO segment, we charge for our services based on the following pricing models:

1)	per full-time equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

4)	outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

5)	other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives. For more information, see “Part I — Item 3. Key Information — D. Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

In our WNS Auto Claims BPO segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non fault” repairs business.

Revenue by Contract Type

For fiscal 2012 and 2011, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Year ended March 31,		Year ended March 31,
Contract Type	2012	2011	2012	2011
Full-time-equivalent	51.2%	35.7%	61.4%	59.5%
Transaction	38.5%	57.2%	26.2%	28.7%
Fixed price	5.4%	4.1%	6.4%	6.8%
Outcome-based	1.4%	0.5%	1.7%	0.8%
Others	3.5%	2.5%	4.3%	4.2%

Total	100.0%	100.0%	100.0%	100.0%

Our prior contracts with a major client, Aviva, granted Aviva Global the option to require us to transfer our facilities at Pune and Sri Lanka to Aviva Global. We transferred the Sri Lanka facility at book value, which did not result in a material gain or loss, although we lost the revenue generated by the facility upon our transfer of the facility to Aviva Global. With the transaction that we entered into with Aviva in July 2008 described below, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility and we expect these facilities to continue to generate revenue for us under the Aviva master services agreement described below. However we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

In July 2008, we entered into a transaction with Aviva consisting of a share sale and purchase agreement with Aviva and a master services agreement with Aviva MS. Pursuant to the share sale and purchase agreement with Aviva, we acquired all the shares of Aviva Global in July 2008.

Pursuant to the Aviva master services agreement with Aviva MS, we provide BPO services to Aviva’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we have agreed to provide a comprehensive spectrum of life and general insurance processing functions to Aviva, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to Aviva’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the Aviva group under their existing contracts with other providers. In March 2009, we entered into a variation deed to the Aviva master services agreement pursuant to which we commenced provision of services to Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva’s Canadian business has ceased to require our BPO services and we are currently providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for the Aviva master services agreement that we entered into in July 2008 as described above. Aviva MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a variation agreement to the Aviva master services agreement pursuant to which Aviva MS agreed to increase the minimum volume commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August 1, 2011 to January 31, 2012. The minimum volume commitment has since reverted to 3,000 billable full time employees for the remaining term of the Aviva master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit Aviva MS to terminate the Aviva master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was met in fiscal 2012. Based on Aviva MS’s latest forecast of its service requirements for fiscal 2013 provided to us, we expect them to meet their annual minimum volume commitment under this contract in fiscal 2013.

Under the terms of an agreement with one of our top five clients negotiated in December 2009, we are the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. This agreement became effective on April 1, 2010 and expires in December 2015. Under our earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the new contract with this client. The early termination of the old agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e., over the period from April 1, 2010 to December 31, 2015).

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, payments to repair centers, facilities costs, depreciation costs, travel expenses and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital.” We expect our employee costs to increase as we expect to increase our headcount to service additional business and as wages continue to increase in India. See “Part I — Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPO segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. The payments to repair centers represent a significant component of cost of revenue. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.

Our facilities costs comprise lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.

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

Selling and Marketing Expenses

Our selling and marketing expenses primarily comprise employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.

Selling and marketing expenses as a proportion of revenue were 5.6% in fiscal 2012 as compared with 3.8% for fiscal 2011. Selling and marketing expenses as a proportion of revenue less repair payments were 6.7% in fiscal 2012 as compared with 6.3% for fiscal 2011. We expect our selling and marketing expenses to increase in fiscal 2013 but at a lower rate than the increase in our revenue less repair payments.

We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2013. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.

General and Administrative Expenses

Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue were 10.8% in fiscal 2012 as compared with 9.1% for fiscal 2011. General and administrative expenses as a proportion of revenue less repair payments were 13.0% in fiscal 2012 as compared with 15.3% for fiscal 2011. We expect general and administrative expenses to increase in fiscal 2013 but at a lower rate than the increase in our revenue less repair payments.

We also expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2013 but at a lower rate than the increase in our revenue less repair payments.

Foreign Exchange Gains or Losses, Net

Foreign exchange gains or losses, net includes:

•	marked to market gains or losses on derivative instruments;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is associated with our acquisitions of Marketics, in May 2007, Flovate in June 2007, AHA (formerly known as Call 24-7) in April 2008, BizAps in June 2008 and Aviva Global in July 2008.

Other Income and Expense, Net

Other income and expense, net comprise interest income and income or loss from sale of fixed assets and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loan and short-term borrowings. We expect our finance expense to decline in fiscal 2013 based on reducing debt levels.

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in the seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2012	2011	2010
Total headcount	23,874	21,523	21,958
Built up seats(1)	18,928	16,278	15,836
Used seats(1)	14,082	13,256	13,659
Seat utilization rate(2)	1.3	1.4	1.4

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.
(2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the fiscal year by two.

We expect our total headcount in fiscal 2013 to increase as compared to fiscal 2012 as the impact of our declining attrition rate and an increased flow of business from new and existing clients is expected to increase our hiring requirements in fiscal 2013.

Foreign Exchange

Exchange Rates

Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (60.7% and 52.9%, respectively, in fiscal 2012, and 73.1% and 55.1%, respectively, in fiscal 2011) and US dollars (32.6% and 39.2%, respectively, in fiscal 2012, and 23.5%% and 39.2%, respectively, in fiscal 2011), most of our expenses (net of payments to repair centers) (64.8% in fiscal 2012 and 56.4% in fiscal 2011) are incurred and paid in Indian rupees. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/US dollar exchange rate was approximately 47.93 per $1.00 in fiscal 2012, which represented a depreciation of the Indian rupee of 5.2% as compared with the average exchange rate of approximately 45.57 per $1.00 in fiscal 2011, which in turn represented an appreciation of the Indian rupee of 4.0% as compared with the average exchange rate of approximately 47.46 per $1.00 in fiscal 2010. The average pound sterling/US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2012, which represented an appreciation of the pound sterling of 2.5% as compared with the average exchange rate of approximately £0.64 per $1.00 in fiscal 2011, which in turn represented a depreciation of the pound sterling of 2.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2010. We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

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

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. We had 13 delivery centers for fiscal 2011 eligible for the income tax exemption, which expired on April 1, 2011 for all of our delivery centers. We incurred minimal income tax expense on our Indian operations in fiscal 2011 as a result of this tax exemption, compared to approximately $13.6 million that we would have incurred if the tax exemption had not been available for the period. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the annual tax rate of 32.45%.

Further, in 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15 year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. We have a delivery center located in Gurgaon, India registered under the SEZ scheme and eligible for a 50% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100% income tax exemption until fiscal 2016 and a 50% income tax exemption from fiscal 2017 until fiscal 2026. The Ministry of Finance in India has, however, expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of additional operations in the SEZs.

In addition to these tax holidays, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation and regulations. These benefits include the preferential allotment of land in industrial areas developed by state agencies, incentives for captive power generation, rebates and waivers in relation to payments for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.

Further, since the adoption of the Indian Finance Act, 2007, we have become subject to MAT and, since fiscal 2008, we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has levied MAT on the profits earned by the SEZ units at the rate of 20.01%. To the extent MAT paid exceeds the actual tax payable on our taxable income; we would be able to set off such MAT credits against tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. We expect to be able to set off our MAT payments against our increased tax liability based on taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

Further, in Finance Bill, 2012, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If we earn income from any such transactions involving the transfer of capital assets situated in India, these transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. However, in the past our company has obtained indemnity from the sellers of assets in such transactions against any such probable tax liabilities. The Finance Bill, 2012, also introduced the GAAR effective April 1, 2012, which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain a tax benefit.

The Direct Taxes Code Bill, which was tabled in the Indian Parliament in August 2010, is proposed to come into effect in April 2013, if enacted. The Direct Taxes Code, if enacted, is intended to replace the Indian Income Tax Act, 1961 beginning April 1, 2013. Under the Direct Taxes Code Bill, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to be taxed in India on its global income. The Direct Taxes Code Bill, if enacted, also proposes to discontinue the existing profit based incentives for SEZ units operational after March 31, 2014 and replace them with investment based incentives for SEZ units operational after that date.

Our subsidiaries in Sri Lanka, the Philippines and Costa Rica also benefit from certain tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the BOI, Sri Lanka. This tax exemption expired in fiscal 2011, however, effective fiscal 2012, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This has enabled our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lankan Inland Revenue Act following the expiry of the tax holiday provided by the BOI. The tax holiday for another Sri Lankan subsidiary expired on March 31, 2009.

Our subsidiaries in the Philippines, WNS Philippines Inc., and its wholly-owned subsidiary, WNS Global Services Philippines, Inc., are also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Board of Investment and the Philippines Economic Zone Authority. This tax holiday is available for four years from the date of grant of the tax exemption. Upon expiry of the tax holiday in fiscal 2013, income generated by WNS Philippines Inc. and WNS Global Services Philippines, Inc. will be taxed at the then prevailing annual tax rate which is currently 30%.

Our subsidiary in Costa Rica is also eligible for 100% income tax exemption for an initial eight years and 50% for the four years thereafter, starting from the date of commencement of the operation on November 16, 2009.

We incurred minimal income tax expense on our operations in Sri Lanka and the Philippines and in connection with our SEZ operations in India, in fiscal 2012 as a result of the tax holidays described above, compared to approximately $1.7 million that we would have incurred if the tax holidays had not been available for the period.

In addition, in May 2007, the Government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax was payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the Government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The legislation permitted the employer to recover the fringe benefit tax from the employees. Accordingly, the terms of our award agreements with applicable employees in India under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan (as described in “Part I — Item 6. Directors, Senior Management and Employees — B. Compensation — Employee Benefit Plans”) allow us to recover the fringe benefit tax from all of our employees in India except expatriate employees who are resident in India. In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which abolished the levy of fringe benefit tax on certain expenses incurred by an employer and share-based compensation provided to employees, by an employer. However, it also provides that share-based compensation paid and other fringe benefits or amenities provided to employees would be taxable in the hands of the employees as salary benefit and an employer would be required to withhold taxes payable thereon.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this annual report which have been prepared in accordance IFRS, as issued by the IASB. Note 2 to our consolidated financial statements included elsewhere in this annual report describes our significant accounting policies and is an essential part of our consolidated financial statements.

We believe the following to be critical accounting policies. By “critical accounting policies,” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Revenue Recognition

We derive revenue from providing BPO services to our clients, which primarily include providing back office administration, data management, contact center management and automobile claims handling services. We recognize revenue when the significant terms of the arrangement are enforceable, services are being delivered and the collectability is reasonably assured. We recognize revenue on an accrual basis when services are performed.

When the terms of the agreement specify service level parameters that must be met, we monitor such service level parameters and determine if there are any service credits or penalties that we need to account for. Revenue is recognized net of any service credits that are due to a client. Generally, our revenue is from large companies, where we do not believe we have a significant credit risk.

We invoice our clients depending on the terms of the arrangement, which include billing based on a per employee basis, a per transaction basis, a fixed price basis, an outcome based basis or other pricing arrangements including cost-plus arrangements. Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all recognition criteria have been met. However, the costs related to the performance of BPO services unrelated to transition services (discussed below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.

For certain of our clients, we perform transition activities at the outset of entering into a new contract for the provision of BPO services. We have determined these transition activities do not meet the revenue recognition criteria to be accounted for as a separate unit of accounting with stand-alone value separate from the on-going BPO contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPO services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period it was incurred.

In limited instances, we have entered into minimum commitment arrangements that provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. Where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. When the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in a subsequent year, we recognize deferred revenue for the shortfall which has been invoiced and received. To the extent we have sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recorded as revenue in that period. In order to determine whether we have sufficient experience, we consider several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client with us, (ii) the length of time for which we have such historical experience, (iii) future volume expected based on projections received from the client, and (iv) our internal expectations of the ongoing volume with the client. Otherwise, the deferred revenue will remain until such time when we can conclude that we will not receive revenue in excess of the minimum commitment. For certain agreements, we have retroactive discounts related to meeting agreed volumes. In such situations, we record revenue at the discounted rate, although we initially bill at the higher rate, unless we can determine that the agreed volumes will not be met, based on the factors discussed above.

Our revenue is net of value-added taxes and includes reimbursements of out-of-pocket expenses, with the corresponding out-of-pocket expenses included in cost of revenue.

We provide automobile claims handling services, which include claims handling and administration (which we refer to as “claims handling”), car hire and arranging for repairs with repair centers across the UK and the related payment processing for such repairs (which we refer to as “repair management”).

We also provide services where motorists involved in accidents were not at fault. Our service offerings include the provision of replacement hire vehicles (which we refer to as “credit hire”), repair management services and claims handling (which we collectively refer to as “accident management”).

With respect to claims handling, we enter into contracts with our clients to process all their claims over the contract period, where the fees are determined either on a per claim basis or a fixed payment for the contract period. Where our contracts are on a per claim basis, we invoice the client at the inception of the claim process. We estimate the processing period for the claims and recognize revenue over the estimated processing period. This processing period generally ranges between one to two months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any. Where the fee is a fixed payment for the contract period, revenue is recognized on a straight line basis over the period of the contract. In certain cases, where the fee is contingent upon the successful recovery of a claim by the client, revenue is not recognized until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

In order to provide repair management services, we arrange for the repair of vehicles involved in an accident through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, we consider the criteria established by IAS 18, Illustrative example (“IE”) 21 — “Determining whether an entity is acting as a principal or as an agent.” When we determine that we are the principal in providing repair management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income.

Factors considered in determining whether we are the principal in the transaction include whether,

(a)	we have the primary responsibility of providing the services,

(b)	we negotiate the labor rates with repair centers,

(c)	we are responsible for timely and satisfactory completion of repairs, and

(d)	we bear the risk that the customer may not pay for the services provided (credit risk).

If there are circumstances where we do not have exposure to the significant risk and rewards associated with the rendering of services and therefore we are not the principal in providing repair management services, amounts received from customers are recognized and presented net of payments to repair centers in the consolidated statement of income. Revenue from repair management services is recorded net of the repairer referral fees passed on to customers.

Share-based Compensation

We provide share-based awards such as share options and RSUs to our employees, directors and executive officers through various equity compensation plans. We account for share-based compensation expense relating to share-based payments using a fair-value method in accordance with IFRS 2, “Share-based Payments.” IFRS 2 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

Equity instruments granted is measured by reference to the fair value of the instrument at the date of grant. The grants vest in a graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. We include a forfeiture estimate in the amount of compensation expense being recognized based on our estimate of equity instrument that will eventually vest.

IFRS 2 requires the use of a valuation model to calculate the fair value of share-based awards. Based on our judgment, we have elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant.

We believe the Black-Scholes-Merton model to be the most appropriate model for determination of fair value of the share-based awards. In determining the fair value of share-based awards using the Black-Scholes-Merton option pricing model, we are required to make certain estimates of the key assumptions that include expected term, expected volatility of our shares, dividend yield and risk free interest rate. Estimating these key assumptions involves judgment regarding subjective future expectations of market prices and trends. The assumptions for expected term and expected volatility have the most significant effect on calculating the fair value of our share options. We use the historical volatility of our ADSs in order to estimate future share price trends. In order to determine the estimated period of time that we expect employees to hold their share-based options, we have used historical exercise pattern of employees. The aforementioned inputs entered into the option valuation model that we use to determine the fair value of our share awards are subjective estimates and changes to these estimates will cause the fair value of our share-based awards and related share-based compensation expense we record to vary.

We are required to estimate the share-based awards that we expect to vest and to reduce share-based compensation expense for the effects of estimated forfeitures of awards over the expense recognition period. Although we estimate forfeitures based on historical experience and other factors, actual forfeitures in the future may differ. To the extent our actual forfeitures are different than our estimates, we record a true-up for the difference in the period in which the awards vest, and such true-ups could materially affect our operating results.

We record deferred tax assets for share-based awards based on the future tax deduction which will be based on our ADS price at the reporting date. If the amount of the future tax deduction exceeds the cumulative amount of share-based compensation expense, the excess deferred tax is directly recognized in equity.

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using the acquisition method. As a part of acquisition accounting, we allocate the purchase price of acquired companies to the identified tangible and intangible assets based on the estimated fair values on the date of the acquisition. The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, income taxes, contingent consideration and estimated restructuring liabilities. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to appropriate method of valuation, future cash flow projections, weighted average cost of capital, discount rates, risk-free rates, market rate of return and risk premiums.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill is initially measured at cost, being the excess of the cost of the acquisition of the acquiree over our share of the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities on the date of the acquisition. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized immediately in the income statement. Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represent the lowest level at which goodwill is monitored for internal management purposes.

We use market related information and estimates (generally risk adjusted discounted cash flows) to determine the fair values. Cash flow projections take into account past experience and represents management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. See also the discussion on impairment testing under “— Impairment of Goodwill and Intangible Assets” below.

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to us and the cost can be reliably measured. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition determined using generally accepted valuation methods appropriate for the type of intangible asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite lives are amortized over the estimated useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and consumed. These estimates are reviewed at least at each financial year end. Intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually and written down to the fair value as required. See also the discussion on impairment testing under “— Impairment of Goodwill and Intangible Assets” below.

Impairment of Goodwill and Intangible Assets

Goodwill is not subject to amortization and is instead tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the cash generating unit level, which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Intangible assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. In arriving at our forecasts, we consider past experience, economic trends and inflation as well as industry and market trends. The projections also take into account factors such as the expected impact from new client contracts and expansion of business from existing clients, efficiency initiatives, and the maturity of the markets in which each business operates. The actual results may vary, and may cause significant adjustments to our assets within the next financial year.

In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

We cannot predict the occurrence of future events that might adversely affect the reported value of goodwill, intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the environment on our customer base, and material negative changes in relationships with significant customers.

Income Taxes

Income tax comprises current and deferred tax. Income tax expense is recognized in statements of income except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

Current Income Tax

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. Current income taxes for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable profit for the period. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date and applicable for the period. We offset current tax assets and current tax liabilities, where we have a legally enforceable right to set off the recognized amounts and where we intend either to settle on a net basis, or to realize the asset and liability simultaneously.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.

Deferred Income Tax

We recognize deferred income tax using the balance sheet approach. Deferred income tax assets and liabilities are recognized for all deductible temporary differences arising between the tax bases of assets and liabilities and their carrying amount in financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of transaction.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax asset in respect of carry forward of unused tax credits and unused tax losses are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. We consider the expected reversal of deferred tax assets and projected future taxable income in making this assessment. All deferred tax assets are subject to review of probable utilization. The assessment of the probability of future taxable profit in various years in which deferred tax assets can be utilized is based on the latest approved budget forecast, which is adjusted for significant non-taxable profit and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the various jurisdictions in which we operate are also carefully taken into consideration. If a positive forecast of taxable profit indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

We recognize deferred tax liabilities for all taxable temporary differences, except those associated with investments in subsidiaries and associates where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

As part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the quarter any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to our existing tax structure; however, deferred taxes have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. We have taken into account the allocation of these identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities. Income tax contingencies existing as of the acquisition dates of the acquired companies are evaluated quarterly and any adjustments are recorded as adjustments to goodwill during the measurement period.

Uncertainties in income taxes are not addressed specifically in IAS 12 “Income Taxes” and hence the general measurement principles in IAS 12 are applied in measuring the uncertain tax positions. Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. We also include interest related to such uncertain tax positions within our provision for income tax expense.

Evaluation of tax positions and recognition of provisions, as discussed above, involves interpretation of tax laws, estimates of probabilities of tax positions being sustained and the amounts of payments to be made under various scenarios. Although we believe we are adequately reserved for our unresolved disputes with the taxation authorities, no assurance can be given with respect to the final outcome on these matters. To the extent that the final outcome on these matters is different than the amounts recorded, such differences will impact our provision for income taxes in the period in which such a determination is made.

Derivative Financial Instruments and Hedge Accounting

We are exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. We limit the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. We enter into derivative financial instruments where the counter party is a bank. We hold derivative financial instruments such as foreign exchange forward and option contracts and interest rate swaps to hedge certain foreign currency and interest rate exposures. Forward and option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered into to manage interest rate risk associated with floating rate borrowings. Our primary exchange rate exposure is with the US dollars, pound sterling and the Indian rupee.

Cash Flow Hedges

We recognize derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes us to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining that there is a high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. Although our estimates of the forecasted transactions are based on historical experience and we believe that they are reasonable, the final occurrence of such transactions could be different as a result of external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts, which will have a material effect on our earnings.

For derivative instruments where hedge accounting is applied, we record the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income (loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains / losses, net in the statement of income. Gains/losses on cash flow hedges on intercompany forecasted revenue transactions are recorded in foreign exchange gains/losses and cash flow hedge on interest rate swaps are recorded in finance expense. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

Fair Value Measurements

IAS 32 “Financial Instruments: Presentation” defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit risk, foreign exchange rates, and forward and spot prices for currencies.

IAS 32 also discusses the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique as detailed below:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3 — techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The fair value is estimated using the discounted cash flow approach and market rates of interest. The valuation technique involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and other factors.

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

Other Estimates

Allowance for Doubtful Accounts

We make estimates of the uncollectibility of our accounts receivable based on historical trends and other factors such as ageing and economic trends. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and levels of payments received and necessitate a change in estimated losses.

Accounting for Defined Benefit Plans

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include expected return on plan assets, discount rate assumptions and rate of future compensation increases. To estimate these factors, actuarial consultants also use estimates such as withdrawal, turnover, and mortality rates which require significant judgment. The actuarial assumptions used by us may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	As a percentage of
	Revenue		Revenue less repair payments
	Year ended March 31,
	2012	2011	2012	2011
Cost of revenue	71.9%	79.5%	66.3%	65.8%
Gross profit	28.1%	20.5%	33.7%	34.2%
Operating expenses:
Selling and marketing expenses	5.6%	3.8%	6.7%	6.3%
General and administrative expenses	10.8%	9.1%	13.0%	15.3%
Foreign exchange (gains) loss, net	(0.4)%	(2.5)%	(0.5)%	(4.1)%
Amortization of intangible assets	6.2%	5.2%	7.5%	8.6%
Operating profit	5.9%	4.8%	7.1%	8.0%
Other (income) expense, net	0.0%	(0.2)%	0.0%	(0.3)%
Finance expense	0.8%	1.9%	1.0%	3.1%
Provision for income taxes	2.4%	0.2%	2.9%	0.4%
Profit	2.6%	2.9%	3.2%	4.8%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) across our business:

	Year ended March 31,
	2012	2011	2012	2011
	(US dollars in millions)
Revenue	$474.1	$616.3	100%	100%
Less: Payments to repair centers	79.1	246.9	17%	40%
Revenue less repair payments	$395.1	$369.4	83%	60%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2012	2011
	(US dollars in millions)
Revenue	$474.1	$616.3
Cost of revenue(1)	340.9	490.0

Gross profit	133.2	126.2
Operating expenses:
Selling and marketing expenses(2)	26.3	23.5
General and administrative expenses(3)	51.3	56.4
Foreign exchange (gains) loss, net	(1.9)	(15.1)
Amortization of intangible assets	29.5	31.8

Operating profit	28.0	29.7
Other (income) expense, net	(0.0)	(1.1)
Finance expense	4.0	11.4
Provision for income taxes	11.5	1.5

Profit	$12.5	$17.9

Notes:

(1)	Includes share-based compensation expense of $1.0 million for fiscal 2012 and $0.7 million for fiscal 2011
(2)	Includes share-based compensation expense of $0.4 million for fiscal 2012 and $0.2 million for fiscal 2011.
(3)	Includes share-based compensation expense of $3.9 million for fiscal 2012 and $2.3 million for fiscal 2011.

Fiscal 2012 Compared to Fiscal 2011

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Year ended March 31,
	2012	2011	Change	% Change
	(US dollars in millions)
Revenue	$474.1	$616.3	$(142.1)	(23.1)%

The decrease in revenue of $142.1 million was primarily attributable to a decrease in revenue from existing clients of $149.8 million, partially offset by revenue from new clients of $7.7 million. The decrease in revenue from existing clients was attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the amounts received from these clients for payments to repair centers as revenue, resulting in lower revenue. This change in accounting has no impact on the corresponding revenue less repair payments discussed below. For more information, see “— Revenue” above.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2012	2011	2012	2011
	(US dollars in millions)
UK	$290.1	$375.0	61.2%	60.9%
North America (primarily the US)	144.8	136.8	30.5%	22.2%
Europe (excluding the UK)	26.6	98.1	5.6%	15.9%
Rest of world	12.7	6.4	2.7%	1.0%

Total	$474.1	$616.3	100.0%	100.0%

The decrease in revenue from the UK and Europe was primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the amounts received from these clients as revenue, resulting in lower revenue. The increase in revenue in North America (primarily the US) was primarily due to higher volumes in our travel and leisure, insurance and healthcare verticals, and to a lesser extent, an appreciation of the pound sterling against the US dollar, the effects of which were partially offset by lower volumes in our banking and financial services and our retail and consumer products verticals.

Revenue Less Repair Payments

The following table sets forth our revenue less repair payment and percentage change in revenue less repair payments for the periods indicated:

	Year ended March 31,
	2012	2011	Change	% Change
	(US dollars in million)
Revenue less repair payments	$395.1	$369.4	$25.7	6.9%

The increase in revenue less repair payments of $25.7 million was attributable to an increase in revenue less repair payments from existing clients of $18.2 million and revenue less repair payments from new clients of $7.5 million. The increase in revenue less repair payments was primarily due to higher volumes in our insurance, travel and leisure, consulting and professional services, healthcare and retail and consumer product businesses verticals and, to a lesser extent, an appreciation of the pound sterling against the US dollar.

Revenue Less Repair Payments by Geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Year ended March 31,
	2012	2011	2012	2011
	(US dollars in millions)
UK	$211.0	$199.6	53.4%	54.0%
North America (primarily the US)	144.8	136.8	36.6%	37.0%
Europe (excluding the UK)	26.6	26.7	6.7%	7.2%
Rest of world	12.7	6.3	3.3%	1.8%

Total	$395.1	$369.4	100.0%	100.0%

The increase in revenue less repair payments in North America (primarily the US) was primarily due to higher volumes in our travel and leisure, insurance and healthcare verticals, partially offset by lower volumes in our banking and financial services and retail and consumer products verticals. The increase in revenue less repair payments from the UK was primarily attributable to higher volumes in our insurance, consulting and professional services, retail and consumer product businesses, utilities and healthcare verticals, partially offset by lower volume in travel and leisure and banking and financial vertical.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$159.9	$153.3	$(6.6)
Repair payments	79.1	246.9	167.8
Facilities costs	53.7	45.1	(8.6)
Depreciation	15.4	16.3	0.9
Legal and professional costs	8.0	8.1	0.1
Travel costs	8.4	7.3	(1.1)
Other costs	16.5	13.2	(3.4)

Total cost of revenue	$340.9	$490.0	$149.1

As a percentage of revenue	71.9%	79.5%

The decrease in repair payments was primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the payments made to repair centers for cases referred by these clients as cost of revenue, which resulted in lower repair payments. The increase in facilities costs was due to new facilities in Costa Rica, Mumbai, Pune and Chennai, the increase in employee costs was primarily due to an increase in salary and headcount, and the increase in travel and other costs was due to an increase in headcount and the new facilities. These increases were partially offset by the impact of a depreciation of the Indian rupee against the US dollar. The decrease in depreciation and legal and professional costs were partially attributable to the depreciation of the Indian rupee against the US dollar.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Gross profit	$133.2	$126.2	$6.9
As a percentage of revenue	28.1%	20.5%
As a percentage of revenue less repair payments	33.7%	34.2%

Gross profit is higher due to higher revenue less repair payments as discussed above and a depreciation of the Indian rupee against the US dollar, which partially offset increases in employee costs and facilities costs as discussed above. Gross profit as a percentage of revenue increased primarily due to changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the amounts received from these clients for payments to repair centers as revenue, resulting in lower revenue.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$19.8	$16.5	$(3.3)
Other costs	6.5	6.9	0.4

Total selling and marketing expenses	$26.3	$23.5	$(2.9)

As a percentage of revenue	5.6%	3.8%
As a percentage of revenue less repair payments	6.7%	6.3%

The increase in selling and marketing expenses was primarily the result of the expenses incurred in the expansion of our sales team, our client partner program and our branding and marketing initiatives. We anticipate maintaining a consistent level of such expenses (as a percentage of our revenue less repair payments) in support of our growth strategy.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$35.4	$30.1	$(5.3)
Other costs	16.0	26.3	10.3

Total general and administrative expenses	$51.3	$56.4	$5.0

As a percentage of revenue	10.8%	9.1%
As a percentage of revenue less repair payments	13.0%	15.3%

The decrease in general and administrative expenses was primarily on account of a depreciation of the Indian rupee against the US dollar, cost optimization in support functions resulting in lower facilities costs, legal and professional costs and better operating leverage. This decrease was partially offset by an increase in employee costs as a result of higher salary including share based compensation expense of $1.6 million. We anticipate maintaining a consistent level of employee costs and other costs (as a percentage of our revenue less repair payments).

Foreign Exchange Gains, Net

The following table sets forth our foreign exchange gains, net for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Foreign exchange (gains) loss, net	$(1.9)	$(15.1)	$(13.2)

The foreign exchange gains recorded for fiscal 2012 were on account of realized and unrealized foreign exchange gains on revaluation of intercompany assets and liabilities, partially offset by hedging loss on our rupee-denominated contracts as a result of a depreciation of the Indian rupee against the US dollar. The foreign exchange gains recorded for fiscal 2011 were on account of the impact of the transition from US GAAP to IFRS with respect to hedge accounting and, to a lesser extent, hedging gains on our rupee-denominated contracts as a result of an appreciation of the Indian rupee against the US dollar, partially offset by realized and unrealized foreign exchange loss on a revaluation of intercompany assets and liabilities.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Amortization of intangible asset	$29.5	$31.8	$2.3

The decrease in amortization of intangible assets was primarily due to the lower amortization of intangible assets acquired in connection with the acquisition of Flovate in June 2007 and BizAps in June 2008 due to declining balance of intangible assets subject to amortization, and the depreciation of the Indian rupee against the US dollar, which impacts the amortization charges relating to intangible assets acquired in connection with the acquisition of Aviva Global in 2008 following the transfer of the intangible assets from WNS (Mauritius) Limited (held in US dollars) to WNS Global (held in Indian rupees) in March 2011.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Operating profit	$28.0	$29.7	$(1.8)
As a percentage of revenue	5.9%	4.8%
As a percentage of revenue less repair payments	7.1%	8.0%

Operating profit is slightly lower due to lower foreign exchange gains and higher selling and marketing expenses, partially offset by higher gross profit as discussed above and lower general and administrative expenses and amortization of intangible assets.

Other (Income) Expense, Net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Other (income)/expense, net	$(0.0)	$(1.1)	$(1.1)

The increase in expense was primarily related to our follow-on public offering of equity shares in February 2012, partially offset by income from our investments in marketable securities.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Finance expense	$4.0	$11.4	$7.4

The decrease in finance expenses was primarily due to lower interest cost on account of scheduled repayment of principal on our 2010 Term Loan (as defined under “— Liquidity and Capital Resources”) in January and June 2011 and a one-time cost impact of $5.1 million due to an interest rate swap unwinding charge as a result of our term loan restructuring in fiscal 2011.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Provision for income taxes	$11.5	$1.5	$(10.0)

The increase in income tax was primarily on account of the expiry of the STPI tax holiday period in India as at April 1, 2011.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Profit	$12.5	$17.9	$(5.4)
As a percentage of revenue	2.6%	2.9%
As a percentage of revenue less repair payments	3.2%	4.8%

The decrease in profit was primarily on account of higher employee costs, lower foreign exchange gains and higher provision for income taxes as discussed above, partially offset by higher revenue less repair payments, cost savings from management initiatives and a one-time cost impact of $5.1 million due to an interest rate swap unwinding charge in fiscal 2011.

Results by Reportable Segment

For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See note 26 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in IFRS 8 “ Operating Segments.” We have separately reported our Auto Claims BPO segment, as it does not meet the aggregation criteria under IFRS 8. Accordingly, pursuant to IFRS 8, we have two reportable segments: WNS Global BPO and WNS Auto Claims BPO.

WNS Global BPO is delivered out of our offshore delivery centers in Costa Rica, India, the Philippines, Romania, Sri Lanka and the US. This segment includes all of our business activities with the exception of WNS Auto Claims BPO. WNS Auto Claims BPO is our automobile claims management business which is primarily based in the UK and is part of our insurance business unit. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Process Outsourcing Service Offerings.” We report WNS Auto Claims BPO as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to third party automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPO segment.

Our revenue is generated primarily from providing business process outsourcing services.

In our WNS Auto Claims BPO segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. For one client in our “non fault” repairs business (whose contract with us has been terminated with effect from April 18, 2012), we provide only repair management services where we wholly subcontract the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluate the financial performance of our business with this client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is, based on revenue less repair payments. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPO segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed above. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

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

The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated:

	Year ended March 31,
	2012		2011
	WNS Global BPO	WNS Auto Claims BPO	WNS Global BPO	WNS Auto Claims BPO

Segment revenue(1)	$361.8	$113.0	$332.6	$284.4
Less: Payments to repair centers	—	79.1	—	246.8
Revenue less repair payments(1)	361.8	33.9	332.6	37.6
Cost of revenue (excluding payments to repair centers)(2)	239.9	21.7	220.5	22.9
Other costs(3)	64.6	6.9	56.4	5.7

Segment operating profit	57.4	5.4	55.7	9.0
Other (income), net	0.2	(0.2)	(0.8)	(0.3)
Finance expense	4.0	—	11.4	—

Segment profit before income taxes	53.2	5.6	45.1	9.3
(Benefit)/provision for income taxes	10.4	1.1	(0.1)	1.6

Segment profit	$42.8	$4.5	$45.3	$7.7

Notes:

(1)	Segment revenue and revenue less repair payments include inter-segment revenue of $0.7 million for fiscal 2012 and $0.8 million for fiscal 2011.
(2)	Cost of revenue includes inter-segment expenses of $0.7 million for fiscal 2012 and $0.8 million for fiscal 2011, and excludes share-based compensation expenses of $1.0 million for fiscal 2012 and $0.7 million for fiscal 2011, which are not allocable between our segments.
(3)	Other costs include selling and marketing, general and administrative expense and foreign exchange gain/loss. Excludes share-based compensation expenses of $4.3 million for fiscal 2012 and $2.6 million for fiscal 2011, which are not allocable between our segments.

In fiscal 2012, WNS Global BPO accounted for 76.3% of our revenue and 91.6% of our revenue less repair payments, as compared to 54.0% of our revenue and 90.1% of our revenue less repair payments in fiscal 2011.

WNS Global BPO

Segment Revenue. Revenue in the WNS Global BPO segment increased by 8.8% to $361.8 million in fiscal 2012 from $332.6 million in fiscal 2011. This increase was primarily driven by the increase in the volume of transactions executed for new and existing clients, with $7.3 million being attributable to new clients and $22.0 million being attributable to existing clients. The increase is also, to a lesser extent, on account of an appreciation of the pound sterling against the US dollar by an average of 2.5% in fiscal 2012 as compared to fiscal 2011. Contract prices across the various types of processes remained substantially stable over these periods.

Segment Operating Profit. Segment operating profit in the WNS Global BPO segment increased by 2.9% to $57.4 million in fiscal 2012 from $55.7 million in fiscal 2011. The increase was primarily attributable to the increase in segment revenue and lower general and administrative expenses due to cost savings from management initiatives, partially offset by higher cost of revenue, selling and marketing expenses and lower foreign exchange gains.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPO segment. Our cost of revenue increased by $19.4 million to $239.9 million in fiscal 2012 from $220.5 million in fiscal 2011, primarily on account of (i) an increase in facilities costs by $8.0 million due to new facilities in Costa Rica, Mumbai, Pune and Chennai, (ii) an increase in employee costs by $7.4 million due to an increase in salary and headcount, (iii) an increase in other costs by $2.7 million due to costs stemming from our increase in headcount and our addition of new facilities, (iv) an increase in legal and professional costs by $1.3 million, and (v) an increase in travel costs by $1.0 million. These increases were partially offset by a decrease in depreciation cost by $1.0 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain and loss. Our other costs increased by $8.2 million to $64.6 million in fiscal 2012 from $56.4 million in fiscal 2011, primarily on account of (i) an increase in selling and marketing expenses by $2.2 million and (ii) a decrease in foreign exchange gain by $13.1 million, partially offset by a decrease in general and administrative expenses by $7.1 million.

Selling and marketing expenses increased by $2.2 million to $20.8 million in fiscal 2012 from $18.6 million in fiscal 2011, primarily as a result of the expenses incurred in the expansion of our sales team, our client partner program and our branding and marketing initiatives.

Our foreign exchange gains of $2.0 million for fiscal 2012 were a result of realized and unrealized foreign exchange gains on revaluation of intercompany assets and liabilities, partially offset by hedging losses on our rupee-denominated contracts as a result of a depreciation of the Indian rupee against the US dollar. Our foreign exchange gains of $15.1 million for fiscal 2011 were on account of the impact of the transition from US GAAP to IFRS with respect to hedge accounting and, to a lesser extent, hedging gains on our rupee-denominated contracts as a result of an appreciation of the Indian rupee against the US dollar, partially offset by realized and unrealized foreign exchange losses on a revaluation of intercompany assets and liabilities.

General and administrative expense decreased by $7.1 million to $45.7 million in fiscal 2012 from $52.9 million in fiscal 2011, primarily on account of a depreciation of the Indian rupee against the US dollar, cost optimization in support functions resulting in lower facilities costs and legal and professional costs. The decrease in general and administrative expenses was partially offset by an increase in employee costs as a result of higher salary.

Segment Profit. Segment profit in the WNS Global BPO segment decreased by 5.5% to $42.8 million in fiscal 2012 from $45.3 million in fiscal 2011. The decrease in profit was primarily attributable to higher employee costs, lower foreign exchange gains and higher income taxes, partially offset by higher revenue less repair payments, cost savings from management initiatives and a one-time cost impact of $5.1 million due to an interest rate swap unwinding charge in fiscal 2011.

The other income, net in fiscal 2012 was an expense of $0.2 million compared to an income of $0.8 million in fiscal 2011.

The finance expense for fiscal 2012 was $4.0 million as compared to $11.4 million in fiscal 2011. The decrease was primarily due to lower interest costs on account of scheduled repayment of principal on our 2010 Term Loan in January and June 2011 and a one-time cost impact of $5.1 million due to an interest rate swap unwinding charge as a result of our term loan restructuring in fiscal 2011.

Income tax in fiscal 2012 was a charge of $10.4 million as compared to a benefit of $0.1 million in fiscal 2011. The increase in income tax is charge was on account of the expiry of the STPI tax holiday period in India as at April 1, 2011.

WNS Auto Claims BPO

Segment Revenue. Revenue in the WNS Auto Claims BPO segment decreased by $171.4 million to $113.0 million in fiscal 2012 from $284.4 million in fiscal 2011. The decrease of $171.4 million was primarily on account of a decrease in revenue from existing clients. This decrease was primarily on account of changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the amounts received from these clients for payments to repair centers as revenue, resulting in lower revenue. Payments made to repair centers in fiscal 2012 decreased by $167.8 million to $79.1 million from $246.8 million in fiscal 2011 for the same reason.

Revenue less repair payments in this segment decreased by 9.8% to $33.9 million in fiscal 2012 from $37.6 million in fiscal 2011 primarily due to a lower volume of business from existing clients.

Segment Operating Profit. Segment operating profit decreased by $3.6 million to $5.4 million in fiscal 2012 from $9.0 million in fiscal 2011. The decrease was primarily on account of a decrease in revenue less repair payments.

Our cost of revenue, excluding payments to repair centers, decreased by $1.2 million to $21.7 million in fiscal 2012 from $22.9 million in fiscal 2011. The decrease in cost of revenue, excluding payments made to repair centers, was primarily on account of a decrease in our employee costs by $1.3 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain and loss. Our other costs increased by $1.2 million to $6.9 million in fiscal 2012 from $5.7 million in fiscal 2011, primarily on account of (i) an increase in selling and marketing expenses by $0.6 million to $5.2 million in fiscal 2012 from $4.6 million in fiscal 2011 and (ii) an increase in general and administrative expenses by $0.5 million to $1.7 million in fiscal 2012 from $1.1 million in fiscal 2011. Foreign exchange gain decreased by $0.1 million to $0.0 million in fiscal 2012 from foreign exchange gain of $0.1 million in fiscal 2011.

Segment Profit. Segment profit decreased by $3.2 million to $4.5 million in fiscal 2012 from $7.7 million in fiscal 2011. The decrease was primarily attributable to a decrease in revenue less repair payment.

The other income, net in fiscal 2012 was an income of $0.2 million compared to an income of $0.3 million in fiscal 2011.

Income tax in fiscal 2012 was a charge of $1.1 million as compared to a charge of $1.6 million in fiscal 2011. The income tax in fiscal 2012 was lower on account of lower profit.

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

	Fiscal 2012				Fiscal 2011
	Three months ended				Three months ended
	March 2012	December 2011	September 2011	June 2011	March 2011	December 2010	September 2010	June 2010
	(Unaudited, US dollars in millions)
Revenue	$113.3	$117.2	$117.9	$125.7	$159.5	$152.7	$154.2	$150.0
Cost of revenue	78.2	82.1	85.2	95.4	125.8	121.1	120.4	122.7
Gross Profit	35.1	35.1	32.7	30.3	33.7	31.6	33.8	27.2

Operating expenses:
Selling and marketing expenses	6.3	6.4	7.0	6.6	5.9	6.1	6.4	5.1
General and administrative expenses	13.0	12.5	13.1	12.7	15.3	14.0	13.0	14.1
Foreign exchange (gains) loss, net	0.2	1.1	(1.8)	(1.3)	(4.3)	(6.2)	(1.6)	(3.0)
Amortization of intangible assets	7.1	7.0	7.5	7.8	8.0	8.0	7.9	8.0
Operating profit	8.7	8.1	6.9	4.4	8.9	9.6	8.1	3.1

Other (income) expense, net	0.2	(0.2)	0.1	(0.2)	(0.5)	(0.3)	(0.2)	(0.2)
Finance expense	0.9	1.0	0.9	1.2	1.2	1.2	1.5	7.5
Provision (benefit) for income taxes	3.1	3.2	2.4	2.7	(0.6)	(0.2)	0.7	1.6
Profit	4.4	4.0	3.4	0.7	8.8	9.0	6.0	(5.8)

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2012				Fiscal 2011
	Three months ended				Three months ended
	March 2012	December 2011	September 2011	June 2011	March 2011	December 2010	September 2010	June 2010
	(Unaudited)
Gross profit as a percentage of revenue	31.0%	30.0%	27.7%	24.1%	21.1%	20.7%	21.9%	18.2%
Operating income (loss) as a percentage of revenue	7.6%	6.9%	5.8%	3.5%	5.6%	6.3%	5.3%	2.1%
Gross profit as a percentage of revenue less repair payments	35.2%	36.1%	32.6%	30.9%	35.7%	34.0%	36.3%	30.5%
Operating income (loss) as a percentage of revenue less repair payments	8.7%	8.3%	6.8%	4.5%	9.4%	10.4%	8.7%	3.5%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2012				Fiscal 2011
	Three months ended				Three months ended
	March 2012	December 2011	September 2011	June 2011	March 2011	December 2010	September 2010	June 2010
	(Unaudited, US dollars in millions)
Revenue	$113.3	$117.2	$117.9	$125.7	$159.5	$152.7	$154.2	$150.0
Less: Payments to repair centers	13.5	20.0	17.7	27.8	65.2	60.0	61.1	60.7

Revenue less repair payments	$99.8	$97.2	$100.2	$97.8	$94.3	$92.7	$93.1	$89.3

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our long term debt, obligations under operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2012 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in millions)
Long term debt	$62.9	$26.1	$30.4	$6.4	$—
Operating leases	85.7	17.2	30.3	16.5	21.7
Purchase obligations	3.7	3.7	—	—	—

Total	$152.3	$47.0	$60.7	$22.9	$21.7

Uncertain income tax liabilities totaling $16.1 million are excluded from the table because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or obligations.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2009 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 1,878.6 million ($36.9 million based on the exchange rate on March 31, 2012) in additional taxes, including interest of 667.2 million ($13.1 million based on the exchange rate on March 31, 2012).

The following sets forth the details of these orders of assessment:

Entity	Tax Year(s)	Amount Demanded (Including Interest)			Interest on Amount Demanded
	( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(3.5	)(1)	60.0	$(1.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.5	)(1)	8.6	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	539.9	$(10.6	)(1)	188.9	$(3.7	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	140.1	$(2.8	)(1)	51.2	$(1.0	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.9	)(1)	31.9	$(0.6	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	21.6	$(0.4	)(1)	8.2	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	763.3	$(15.0	)(1)	287.9	$(5.7	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	79.8	$(1.7	)(1)	25.4	$(0.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	15.1	$(0.3	)(1)	2.0	$(0.1	)(1)

Total		1,878.6	$(36.9	)(1)	667.2	$(13.1	)(1)

Note:

(1)	Based on the exchange rate on March 31, 2012.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2012, we have provided a tax reserve of 701.5 million ($13.8 million based on the exchange rate on March 31, 2012) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,244.6 million ($44.1 million based on the exchange rate on March 31, 2012) in additional taxes, including interest of 681.8 million ($13.4 million based on the exchange rate on March 31, 2012). The income tax authorities have filed appeals against these orders.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 346.2 million ($6.8 million based on the exchange rate on March 31, 2012) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Liquidity and Capital Resources

Our capital requirements are principally for debt repayment and the establishment of operating facilities to support our growth and acquisitions. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at March 31, 2012, we had cash and cash equivalents of $46.7 million. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investment in marketable securities, consisting of liquid mutual funds, was $26.4 million as at March 31, 2012.

In our WNS Auto Claims BPO segment, certain client contracts entered into in the last two years provide for a longer credit period in the payment terms extended to the client than the credit period extended to us by third party repair centers. Accordingly, under such contracts, we have to pay third party repair centers in advance of receipt of payments from the clients. This has increased our working capital requirements to fund our payments to the third party repair centers prior to receipt of payments from our clients. In June 2010, WNS UK, took a line of credit for £19.8 million from HSBC Bank plc., as described below, to partially fund our increased working capital requirements in the UK. In March 2012, WNS UK extended this line of credit, as described below. Our contract with a large client (by revenue contribution), which initially provided for a credit period of 180 days and has since December 2010 been amended to provide for a credit period of 100 days, has been the primary reason for the increase in our working capital requirements over the last two years. This client has given us notice to terminate the contract with effect from April 18, 2012. We expect our working capital requirements will likely be reduced following the termination of this contract.

As at March 31, 2012, our Indian subsidiary, WNS Global, had unsecured lines of credit of 960.0 million ($18.9 million based on the exchange rate on March 31, 2012) from The Hongkong and Shanghai Banking Corporation Limited, $15.0 million from BNP Paribas and $9.1 million from Citibank N.A., interest on which would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2012, (1)  11.5 million ($0.2 million based on the exchange rate on March 31, 2012) was utilized for obtaining bank guarantees from the line of credit available with The Hongkong and Shanghai Banking Corporation Limited, (2) $14.9 million was utilized for working capital requirements from the line of credit available with BNP Paribas and (3) $9.1 million was utilized for working capital requirements from the line of credit available with Citibank N.A.

In March 2012, WNS Global obtained two new three-year term loan facilities consisting of a 510.0 million ($10.0 million based on the exchange rate on March 31, 2012) rupee-denominated loan and a $7.0 million US dollar-denominated loan, and our UK subsidiary, WNS UK, obtained a new three-year term loan for £6.1 million ($9.8 million based on the exchange rate on March 31, 2012), rolled over its £9.9 million ($15.8 million based on the exchange rate on March 31, 2012) two-year term loan (which was originally scheduled to mature in July 2012) for another three-year term, and renewed its £9.9 million ($15.8 million based on the exchange rate on March 31, 2012) working capital facility (which was originally scheduled to mature in July 2012) until March 2013.

Details of these loan facilities are described below.

•

WNS Global obtained from HDFC Bank Ltd., or HDFC, a three-year rupee-denominated term loan of 510.0 million ($10.0 million based on the exchange rate on March 31, 2012) which was fully drawn on March 12, 2012. The loan is for the purpose of financing certain capital expenditures incurred during the period from April 2011 to December 2011. The loan bears interest at a rate of 11.25% per annum for the first year, which will be reset at the end of the first year. Interest is payable on a monthly basis. The principal amount is repayable in two equal installments on January 30, 2015 and February 27, 2015. Repayment of the loan is guaranteed by WNS and secured by a charge over our Pune property, which must be perfected by July 31, 2012, following the repayment on July 10, 2012 of the balance of $24 million outstanding under our 2010 Term Loan described below. This charge ranks pari passu with other charges over the property in favor of other lenders. We are subject to certain covenants in respect of this loan, including restrictive covenants relating to our total debt to EBITDA ratio, total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the term sheet relating to this loan. In connection with this rupee-denominated term loan, we have entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan which has resulted in the loan bearing an effective interest rate to us of 6.73% per annum.

•

WNS Global obtained from HSBC Bank (Mauritius) Limited a three-year term loan facility for $7.0 million. The facility may be drawn only after allotment of a loan registration number to the facility from the Reserve Bank of India, which was allotted on April 11, 2012. The facility may be drawn in four tranches and no later than six months from the date of the facility agreement. On April 16, 2012, we drew down $2.0 million from this facility. The facility is for the purpose of funding WNS Global’s capital expenditure plans for fiscal 2013 and/or for any other purpose in compliance with the Reserve Bank of India’s guidelines on “External Commercial Borrowings and Trade Credits.” The facility will bear interest at a rate of US dollar LIBOR plus a margin of 3.5% per annum. Interest will be payable on a quarterly basis. The principal amount of each tranche will be repayable at the end of three years from the date of drawdown of such tranche. Repayment of the loan under the facility is guaranteed by WNS and secured by a charge over our Pune property which must be perfected by July 31, 2012, following the repayment of our 2010 Term Loan on July 10, 2012. This charge ranks pari passu with other charges over the property in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our debt to EBITDA ratio, debt to adjusted tangible net worth ratio, EBITDA to debt service coverage ratio and fixed asset coverage ratio, each as defined therein. A change in the largest shareholder of WNS together with a loss of 10% of our clients by revenue within two quarters of the change may also constitute an event of default under this facility agreement.

•

WNS UK obtained from HSBC Bank plc. an additional three-year term loan facility for £6.1 million ($9.8 million based on the exchange rate on March 31, 2012), which was fully drawn on March 30, 2012. WNS UK also rolled over on March 30, 2012 its existing term loan of £9.9 million ($15.8 million based on the exchange rate on March 31, 2012) from HSBC Bank plc. (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015. The facilities are for the purpose of providing inter-company loans within the WNS group and funding capital expenditures. The facilities will bear interest at Bank of England base rate plus a margin of 2.25%. Interest is payable on a quarterly basis. 20% of the principal amount of each loan will be repayable at the end of each of 18, 24 and 30 months after drawdown and a final installment of 40% of the principal amount of each loan will be repayable at the end of 36 months after drawdown. Repayment of each loan is guaranteed by WNS, WNS (Mauritius) Limited, WNS Capital Investments Limited, WNS UK and AHA, and secured by pledges of shares of WNS (Mauritius) Limited and WNS Capital Investments Limited, a charge over the bank account of WNS Capital Investments Limited, and fixed and floating charges over the respective assets of WNS UK and AHA. The charge over the assets of WNS UK ranks pari passu with other charges over those assets in favor of other lenders. The security must be perfected by July 31, 2012, following the repayment of our 2010 Term Loan on July 10, 2012. The facility agreements contain certain covenants, including restrictive covenants relating to further borrowing by the borrower, total debt to EBITDA ratio, our total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the facility agreement.

•

WNS UK renewed its working capital facility of £9.9 million ($15.8 million based on the exchange rate on March 31, 2012) (which was originally scheduled to mature on July 1, 2012) until March 31, 2013. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum and has been renewed at the existing rate. Interest is payable on a quarterly basis. Repayment of this facility is guaranteed by WNS, WNS UK and AHA, and secured by fixed and floating charges over the respective assets of WNS UK and AHA. The charge over the assets of WNS UK ranks pari passu with other charges over those assets in favor of other lenders. The security must be perfected by July 31, 2012, following the repayment of our 2010 Term Loan on July 10, 2012. The facility agreements contain covenants similar to those contained in WNS UK’s term loan facilities described above. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower.

In September 2010, WNS Global Services Philippines Inc. obtained a $3.2 million three-year term loan facility from The Hongkong and Shanghai Banking Corporation Limited. This facility is repayable in three equal installments on September 28, 2012, March 28, 2013 and September 27, 2013. The loan bears interest at the three-month US dollar LIBOR plus a margin of 3% per annum. This facility is secured by, among other things, a guarantee provided by WNS and an assignment (with a right of recourse) of all rights, titles and interests in and to receivables due to WNS Global Services Philippines Inc. from WNS North America Inc. and WNS UK. The facility agreement contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio and total borrowings to EBITDA ratio, as well as a minimum interest coverage ratio, each as defined in the facility agreement. As at March 31, 2012, the amount outstanding under the facility was $3.2 million.

In July 2010, WNS (Mauritius) Limited obtained a term loan facility for $94.0 million, or the 2010 Term Loan, from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Limited, Singapore and BNP Paribas, Singapore. The proceeds from this loan facility, together with cash on hand, was used to repay the $115.0 million outstanding balance of the $200.0 million term loan facility we had obtained in July 2008 to fund, together with cash on hand, the Aviva transaction. This 2010 Term Loan has been financed equally by all the three lenders and bears interest at a rate equivalent to three-month US dollar LIBOR plus a margin of 2% per annum. On January 10, 2011, July 11, 2011 and January 10, 2012, we made scheduled payments of principal of $20 million, $20 million and $30 million, respectively. Following the installment repayments, the amount outstanding under the facility is $24 million. The final installment of $24 million is repayable on July 10, 2012. Repayment under the facility is guaranteed by WNS, WNS UK, WNS Capital Investment Limited, WNS Global Singapore, WNS North America Inc., AHA and the Co-op, and secured by pledges of shares of WNS (Mauritius) Limited, WNS Capital Investment Limited and WNS Global Singapore, charges over the bank accounts of WNS (Mauritius) Limited, WNS Capital Investment Limited and WNS Global Singapore, a charge over receivables of WNS Capital Investment Limited from Aviva held in escrow, an assignment by WNS (Mauritius) Limited to the lenders of the 2010 Term Loan of its put option to sell its shares of WNS Capital Investment Limited to WNS Global, pursuant to which the lenders may, in the event of a default under the loan, compel WNS (Mauritius) Limited to exercise its put option and apply the proceeds from the sale of its shares of WNS Capital Investment Limited to WNS Global towards repayment of the loan, and a fixed and floating charge over the assets of WNS UK, which ranks pari passu with other charges over the same assets in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined in the facility agreement, and undertakings by each of WNS (Mauritius) Limited and WNS Global Singapore not to sell, transfer or otherwise dispose of their respective shares of WNS Global.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to meet our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to meet our debt repayment obligations, capital expenditures and working capital needs. We currently expect our capital expenditures needs in fiscal 2013 to be approximately $22 million. Further, under the current extremely volatile conditions as discussed under “— Global Market and Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet some of our existing debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future consider making acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of indebtedness and working capital. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for the year ended March 31, 2012 and 2011:

	Year ended March 31,
	2012	2011
	(US dollars in millions)
Net cash provided by operating activities	$57.2	$35.8
Net cash used in investing activities	$(50.7)	$(15.4)
Net cash provided (used in) by financing activities	$27.4	$(29.0)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $57.2 million for fiscal 2012 from $35.8 million for fiscal 2011. The increase in net cash provided by operating activities for fiscal 2012 as compared to fiscal 2011 was attributable to an increase in cash inflow from working capital changes by $18.1 million, a decrease in interest paid by $3.0 million and an increase in profit as adjusted by non-cash related items by $0.7 million, which was partially offset by an increase in income taxes paid by $0.2 million and a decrease in interest income by $0.1 million.

Cash from working capital changes increased by $18.1 million during fiscal 2012 as compared to fiscal 2011, primarily due to (i) a decrease in cash outflow towards settlement of other current liabilities of $28.4 million, primarily as a result of a decrease in cash outflow towards value-added tax payment and derivative contract liability settlement, and (ii) an increase in cash inflow from accounts receivable of $25.1 million, primarily as a result of a decrease in the credit period of the payment terms extended to a large client in our WNS Auto Claims BPO segment, partially offset by an increase in cash outflow of (i) $18.5 million in other current assets, primarily as a result of an increase in funds held for clients, a reduction in cash received upon settlement of derivative financial instruments on maturity and an advance given to a client, (ii) $9.9 million in accounts payable, primarily as a result of an increase in outflow towards accounts payable in our WNS Auto Claims BPO segment, and (iii) $7.0 million in deferred revenue primarily as a result of a decrease in an advance received from a client.

Cash Flows from Investing Activities

Net cash used in investing activities increased to $50.7 million for fiscal 2012 from $15.4 million for fiscal 2011. Investing activities in fiscal 2012 comprised of the following: (i) the capital expenditures incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers, in fiscal 2012 was $21.2 million, which represented an increase of $6.0 million as compared to fiscal 2011, (ii) the amount invested in marketable securities in fiscal 2012 was $28.0 million, (iii) the payment of $2.1 million to ACS for the acquisition of the balance 35% stake in WNS Philippines Inc. in fiscal 2012, as compared to the payment made towards earn out consideration of $0.5 million in fiscal 2011 in connection with the acquisition of Biz Aps in June 2008, and (iv) dividends of $0.4 million received in fiscal 2012 on account of our investments in marketable securities.

Cash Flows from Financing Activities

Net cash provided in financing activities was $27.4 million for fiscal 2012, as compared to net cash used in financing activities of $29.0 million for fiscal 2011. Financing activities primarily consisted of (i) net proceeds of $46.3 million from the issuance of ordinary shares in our follow-on public offering in fiscal 2012, (ii) long term debt taken by WNS UK for $9.7 million and by WNS Global for $10.0 million in fiscal 2012, as compared to long term debt taken by WNS (Mauritius) Limited for $46.8 million, by WNS Global Services Philippines, Inc. for $3.2 million and by WNS UK for $14.9 million in fiscal 2011, (iii) a loan repayment of $50.0 million in fiscal 2012, as compared to a loan repayment of $107.8 million in fiscal 2011 by WNS (Mauritius) Limited and (iv) short term loans of $19.0 million taken by WNS Global, partially offset by a repayment of $8.8 million of a short term loan by WNS UK and a repayment of $0.7 million of a short term loan from ACS, as compared to short term loans of $5.0 million and $8.6 million taken by WNS Global and WNS UK, respectively, in fiscal 2011.

New Accounting Pronouncements Not Yet Adopted by the Company

Certain new standards, interpretations and amendments to existing accounting standards have been published, but have not yet been applied in our financial statements. Those which we consider to be relevant to our operations are set out below:

•

IFRS 7 “Financial Instruments: Disclosure” was amended by the IASB to require additional quantitative and qualitative disclosures relating to transfers of financial assets effective for annual periods beginning on or after July 1, 2011, with earlier application permitted, where (i) financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them (e.g., options or guarantees on the transferred assets); and (ii) financial assets are not derecognized in their entirety. We envisage there will be no impact of this additional requirement on our consolidated financial statements.

•

IFRS 9 “Financial Instruments: Classification and Measurement” was issued by the IASB in November 2009. This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (IFRS 9 R). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. IFRS 9 is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

•

IFRS 13 “Fair Value Measurements” was issued by the IASB in May 2011. IFRS 13 defines fair value, provides a single IFRS framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

•

IFRS 10 “Consolidated Financial Statements” was issued by the IASB in May 2011 to replace consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities” and to build on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement is effective for the annual period beginning on or after January 1, 2013, with earlier application permitted so long as this standard is applied together with IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interest in Other Entities,” IAS 27 (Revised) “Separate Financial Statements,” and IAS 28 (Revised) “Investments in Associates and Joint Ventures.”

The remainder of IAS 27 “Separate Financial Statements” now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in our consolidated financial statements.

•

IFRS 11 “Joint Arrangements,” which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities — Non-monetary Contributions by Ventures,” requires a single method, known as the equity method, to account for interests in jointly controlled entities. The proportionate consolidation method in joint ventures is prohibited. IAS 28 “Investments in Associates and Joint Ventures,” was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

•

IFRS 12 “Disclosure of Interest in Other Entities” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

We are currently evaluating the impact of the above pronouncements on our consolidated financial statements.

•

IAS 1 “Presentation of Financial Statements” was amended by the IASB in June 2011 to require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the statement of income. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after 1 July 2012, with early adoption permitted. We are required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. We have evaluated the requirements of IAS 1 (Amended) and we do not believe that the adoption of IAS 1 (Amended) will have a material effect on our consolidated financial statements.

•

IAS 19 “Employee Benefits” was amended by the IASB in June 2011. This amendment is applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted. Apart from certain miscellaneous changes, key changes are:

(a)	Recognition of changes in the net defined liability/(assets) in other comprehensive income;

(b)	Introduced enhanced disclosures about defined benefit plans; and

(c)	Modified accounting for termination benefits.

We are currently evaluating the impact that the above amendment will have on our consolidated financial statements.

•

IAS 32 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosure,” relating to the accounting requirements and disclosures related to offsetting of financial assets and liabilities, were amended by the IASB in December 2011.

The amendment to IFRS 7 requires companies to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosures are effective for interim or annual periods beginning on or after January 1, 2013. It requires retrospective application for comparative periods.

The IASB has amended IAS 32 to clarify the meaning of “currently has a legally enforceable right of set off” and “simultaneous realization and settlement.” The amendments clarify that to result in offset of a financial assets and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy.

Also the amendments clarify that the determination of whether the rights meet the legally enforceable criterion will depend on both the contractual terms entered into between the counterparties as well as the law governing the contract and the bankruptcy process in the event of bankruptcy or insolvency. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively for comparative periods.

We are currently evaluating the impact that the above amendments will have on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of seven directors.

The following table sets forth the name, age (as at March 31, 2012) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Eric B. Herr(1)(2)(3)	63	Non-Executive Chairman
Keshav R. Murugesh	48	Director and Group Chief Executive Officer
Jeremy Young	46	Director
Deepak S. Parekh(2)(4)	67	Director
Richard O. Bernays(1)(3)(5)	69	Director
Anthony A. Greener(1)(2)(3)	71	Director
Albert Aboody(6)	64	Director
Executive Officers
Keshav R. Murugesh	48	Group Chief Executive Officer
Alok Misra	45	Group Chief Financial Officer
Johnson J. Selvadurai	53	Managing Director – Europe
Michael Garber	55	Chief Sales and Marketing Officer
Ronald Strout	65	Chief of Staff and Head Americas
Swaminathan Rajamani	35	Chief People Officer

Notes:

(1)	Member of our Nominating and Corporate Governance Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Audit Committee.
(4)	Chairman of our Nominating and Corporate Governance Committee.
(5)	Chairman of our Compensation Committee.
(6)	Chairman of our Audit Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Eric B. Herr was appointed to our Board of Directors in July 2006. On December 17, 2009 Mr. Herr was appointed as the Non-Executive Chairman of the Board. Mr. Herr is based in the United States. He currently serves on the board of directors of Edgar Online (since 2011), Regulatory Data Corporation (since 2009) and two not-for-profit organizations, New Hampshire Center for Public Policy Studies (since 2011) and New Hampshire Charitable Foundation (Since 2010). He was a director of Taleo Corporation and Starcite Private Limited until 2010 and of Workscape from 2005 to 2008. From 1992 to 1999, Mr. Herr served first as Chief Financial Officer and then President and Chief Operating Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq -listed information technology company, and was a director of Syntel Limited and Syntel Global Private Limited. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Jeremy Young was appointed to our Board of Directors as a nominee of Warburg Pincus, the principal shareholder of our company, in May 2004. During his 20 years at Warburg Pincus, he has run the firm’s Healthcare, Internet and Business Services sectors in Europe, headed the German office and been responsible for fundraising in Europe and the Middle East. Prior to joining Warburg Pincus in 1992, Mr. Young held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics. He received a Bachelor of Arts degree from Cambridge University and a Master of Business Administration degree from Harvard Business School. He is currently also a director of Warburg Pincus Roaming II S.A as well as Vice Chairman of The Haemophilia Society. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London SW1Y 6QW, England.

Deepak S. Parekh was appointed to our Board of Directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of GlaxoSmithKline Pharmaceuticals Limited. Mr. Parekh is also a director of several Indian public companies such as Siemens Limited (since 2003), HDFC Ergo General Insurance Co. Limited (since 2002), Exide Industries Limited (since 2001), HDFC Standard Life Insurance Co. Limited (since 2000), HDFC Asset Management Co. Limited (since 2000), The Indian Hotels Co. Limited (since 2000), Infrastructure Development Finance Co. Limited (since 1997), Zodiac Clothing Company Limited (since 1994) Mahindra & Mahindra Limited (since 1990) and D P World, Dubai (since 2011). He was a director of Singapore Telecommunications Limited from 2004 to 2010. He was also a director of Airport Authority of India, Castrol India Limited, Hindustan Unilever Limited, Borax Morarji Limited, Bharat Bijlee Limited, Hindustan Oil Exploration Corporation Limited, Lafarge India Private Limited and GIC Special Investments Pte. Limited until 2011. He was appointed special director by the Government of India of Satyam Computer Services Limited during 2009 to resolve the crisis at Satyam. Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Chartered Accountant degree from the Institute of Chartered Accountants in England & Wales (ICAEW). The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai 400 020, India.

Richard O. Bernays was appointed to our Board of Directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the Boards of several public companies, including The NMR Pension Trustee Limited (since 2009), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Impax Environmental Markets Trust plc (since 2002), Taikoo Developments Limited (since 1997), MAF Trust (since 2005), and GFM Cossack Bond Company Limited (since 1997). Mr. Bernays retired from Charter Pan European, Trust plc, Henderson Global Trust (since 2001) and The Throgmorton Trust in 2012. He was a director of Hermes Pension Management from 2005 to 2007, Singer and Friendlander from 2003 to 2005 and Martin Curie Income and Growth Trust from 1997 to 2008. Mr. Bernays was a member of the Supervisory Board of the National Provident Life until 2010. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is E72 Montevetro, 100 Battersea Church Road, London SW11 3YL.

Sir Anthony A. Greener was appointed to our Board of Directors in June 2007. Sir Anthony is based in London. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a Chairman of St. Giles Trust (since 2011), Oy Nautor AB (since 2009), Williams-Sonoma Inc. (since 2007), Minton Trust (since 2007) and United Church Schools (since 2005). He was a director of Robert Mondavi from 2000 to 2005. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry and is also a Fellow Member of the Chartered Institute of Management Accountants. The business address of Sir Anthony is the Minton Trust, 26 Hamilton House, Vicarage Gate, London W8 4HL.

Albert Aboody was appointed to our Board of Directors in June 2010 and also serves as the chairman of our Audit Committee. Mr. Aboody is based in the US. Prior to his appointment as our director, he was a partner with KPMG, US. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the Commission’s reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual. Mr. Aboody is a member of the American Institute of Certified Public Accountants. He was a post-graduate research scholar at Cambridge University and received a Bachelor of Arts degree from Princeton University. The business address of Mr. Aboody is 424 East 57th Street # 3D, New York, NY 10022, USA.

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

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include corporate finance, corporate development and strategy, legal and secretarial and information technology. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS Limited (a subsidiary of Electronic Data Systems, now a division of Hewlett-Packard) and financial controller at ITC Limited. Mr. Misra is presently director of Value and Budget Housing Corporation (India) Private Limited (since 2009). He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Misra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Johnson J. Selvadurai is Managing Director of European Operations. Prior to joining WNS, he was the Chief Executive Officer of our enterprise services business unit until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 25 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer and is a member of the data processing institute. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is presently a director of Datacap Software Private Limited India (since 2000). He was a director of Business forms (Private) Limited, Sri Lanka from 1984 to 2011. The business address for Mr. Selvadurai is Malta House, 36-38 Piccadilly, London, W1J 0DP, UK.

Michael Garber is Chief Sales and Marketing Officer. He has rich experience with an accomplished career spanning 34 years in IT enabled services, marketing, consulting and general management, of which, over a decade has been in the outsourcing space leading global teams. Prior to joining WNS, he held senior positions in several prominent outsourcing companies such as President of the Americas for Birlasoft, Senior Vice President — Business Development at InSource (a Virtusa subsidiary) and Insurance Practice Lead at eFunds. He has also served as Vice President and Business Unit Head of the Insurance Practice at Cognizant Technology Solutions. After graduation from university, he spent 20 years with MassMutual Financial Group. He has a Bachelor of Arts degree in Mathematics from the Western New England University, Springfield, Massachusetts and an Associate of Arts degree in Marine Biology from the Roger Williams University, Bristol Rhode Island. He has also completed the Professional Management Practices Designation while working with MassMutual Financial Group and the Executive Management Development Program certification from the University of Michigan. The business address for Mr. Garber is 15 Exchange Place, Suite 310, Jersey City, New Jersey 07302, USA.

Ronald Strout is Chief of Staff and Head Americas. He has over 30 years of experience in the financial services industry and consulting. He is well-known in the industry for transforming businesses in large and small corporate environments. Prior to joining WNS, he was the Executive Vice President with a technology start-up. He has also held other senior positions such as the Senior Vice President at State Street Corporation and Partner / Managing Director at Bearing Point (formerly KPMG Consulting, Inc.). His vast professional experience also spans Security First Savings and Loans, Global Solutions and Interactive Data Corp. He serves on the board of Kepha Partners in an advisory role. He has a Bachelor of Science degree from the University of Maine. The business address of Mr. Strout is 15 Exchange Place, Suite 310, Jersey City, New Jersey, USA 07302.

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

B. Compensation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values: clients first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving our goal of “One WNS One Goal — Outperform!”

Our Compensation Committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making any changes to such goals, objectives and plans. Our Compensation Committee bases our executive compensation programs on the following objectives, which guide us in establishing and maintaining all of our compensation programs:

•

Pay Differentiation: Based on the Job Responsibility, Individual Performance and Company Performance. As employees progress to higher levels in our company, they are able to more directly affect our results and strategic initiatives. Therefore, as employees progress, an increasing proportion of their pay is linked to company performance and tied to creation of shareholder value.

•

Pay for Performance. Our compensation is designed to pay for performance and thus we provide higher compensation for strong performance and, conversely, lower compensation for poor performance and/or where company performance falls short of expectations. Our compensation programs are designed to ensure that successful, high-performing employees remain motivated and committed during periods of temporary downturns in our performance.

•

Balanced in Focus on Long Term versus Short Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long term share price appreciation. In addition, our compensation philosophy seeks to incentivize our management to focus on achieving short term performance goals in a manner that supports and encourages long term success and profitability.

•

Competitive Value of the Job in the Marketplace. In order to attract and retain a highly skilled work force in a global market space, we remain competitive with the pay of other employers who compete with us for talent in relevant markets.

•

Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company, with clear-cut objectives and performance metrics, to eliminate the potential for individual supervisor bias.

Our Compensation Committee also considers risk when developing our compensation programs and believes that the design of our compensation programs should not encourage excessive or inappropriate risk taking.

Components of Executive Compensation

The compensation of our executive officers consists of the following five primary components:

•	Base salary or, in the case of executive officers based in India, fixed compensation;

•	Cash bonus or variable incentive;

•	Equity incentive grants of RSUs;

•	Other benefits and perquisites; and

•	Severance benefits.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers.

Base Salary or Fixed Compensation

Base salary is a fixed element of our employees’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation, and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any salary adjustments are usually approved early in the calendar year, effective as at April 1. The specific amount of salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

Cash Bonus or Variable Incentive

In addition to base salary, annual cash bonuses are another important piece of total compensation for our executives. Annual bonus opportunities are intended to support the achievement of our business strategies by tying a meaningful portion of compensation to the achievement of established objectives for the year. These objectives are discussed in more detail below. Annual bonus opportunities also are a key tool in attracting highly sought-after executives, and they add a variable component to our overall compensation structure.

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long term interests with those of our shareholders, avoid short term focus and effectively execute our long term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which employee gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period.

Other Benefits and Perquisites

We provide benefits to our executive officers that are generally available to other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. We also provide our executive officers with certain perquisites which we believe are reasonable and consistent with market trends in the countries in which our executive officers are located. Such benefits and perquisites are intended to be part of a competitive overall compensation program. Such benefits normally include medical and life insurance coverage, retirement benefits, reimbursement of telephone expenses, a car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by WNS.

Severance Benefits

Under the terms of our employment agreements, we are sometimes obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment.

In addition we provide change in control severance protection to our executive officers and certain other officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own employment.

Our executive officers globally have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period.

•

Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable by our executive officers subject to certain conditions set out in the applicable equity incentive plans.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•

Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as health and life insurance and other perquisites as reflected in their individual employment agreements.

Our Assessment Process

Our Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation programs are achieving their objectives. Our Compensation Committee typically reviews each component of compensation at least every 12 months with the goal of allocating compensation between long term and currently paid compensation and between cash and non-cash compensation, and combining the compensation elements for each executive in a manner we believe best fulfills the objectives of our compensation programs.

Our Compensation Committee is responsible for reviewing the performance of each of our executives, approving the compensation level of each of our executives, establishing criteria for the grant of equity awards to our executives and other employees and approving such grants. Each of these tasks is generally performed annually by our Compensation Committee.

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an independent compensation consultant to benchmark certain components of WNS’s compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific management position for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

Our Compensation Committee then utilizes its judgment and experience in making all compensation determinations. Our Compensation Committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above, as well as input from our Group Chief Executive Officer and, from time to time, information and advice provided by an independent compensation consultant.

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•

Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income, or ANI, which is calculated as our profit excluding amortization of intangible assets and share-based compensation), are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, employees who are eligible for cash incentive bonuses receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by individual performance.

•

Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee and then with our executive officers. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash incentive bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals. The Committee on occasion makes exceptions to payments in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Executive officers must be on the payroll of our company at the time of disbursement of the cash bonus to be eligible for payment under the program.

Although most of our compensation decisions are taken in the first quarter of the fiscal year, our compensation planning process neither begins nor ends with any particular Compensation Committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Our Compensation Committee periodically reviews related matters such as succession planning, evaluation of management performance and consideration of the business environment and considers such matters in making compensation decisions.

Benchmarking and Use of Compensation Consultant for Fiscal 2012

During fiscal 2012, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant, Hewitt Associates (India) Private Limited, or AON Hewitt. The companies selected by AON Hewitt for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of companies against which we benchmarked the compensation of our executive officers in fiscal 2012 included the following companies:

•	Genpact Limited;

•	EXL Service Holdings Inc.;

•	First Source Solutions Limited;

•	CapGemini;

•	Infosys Technologies Limited;

•	Mphasis Limited;

•	Tata Consultancy Services Limited;

•	Wipro Limited;

•	IBM Global Process Services;

•	Convergys Corporation; and

•	InterGlobe Technologies.

Our Compensation Committee used the data derived by AON Hewitt primarily to ensure that our executive compensation programs are competitive. A selected subset of companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position for companies that provide business and technology services, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from AON Hewitt’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2012.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2012 our Compensation Committee adjusted our executive compensation as described in “—Executive Compensation for Fiscal 2012” below.

Executive Compensation for Fiscal 2012

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2012 (excluding grants of RSUs which are described below). The individual compensation of Messrs. Keshav R. Murugesh, Alok Misra and Swaminathan Rajamani are disclosed in the statutory / annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

Name	Base Salary	Benefits	Bonus	Total
Keshav R. Murugesh	$595,785	$32,551	$320,422	$948,758
Alok Misra	$315,766	$17,421	$140,469	$473,656
Johnson J. Selvadurai	$302,934	$91,105	$106,875	$500,914
Michael Garber	$280,000	$17,054	$53,502	$350,556
Ronald Strout	$225,000	$16,049	$47,972	$289,021
Swaminathan Rajamani	$135,707	$7,666	$86,981	$230,354
Total	$1,855,192	$181,846	$756,221	$2,793,259

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2012 had satisfactorily performed against their prior year’s individual objectives.

Except for Mr. Alok Misra and Mr. Swaminathan Rajamani, as described below, our Compensation Committee has not increased the base salary from the prior year’s level for any other executive officer.

•	Mr. Keshav R. Murugesh, as Group Chief Executive Officer, had no increase in his base salary of $625,825 for fiscal 2012.

•	Mr. Alok Misra, as Group Chief Financial Officer, had his base salary revised to $331,687 from $312,597 in fiscal 2012. The salary revision was effective April 1, 2011.

•	Mr. Johnson J. Selvadurai, as Managing Director, Europe, had no increase in his base salary of $302,934 for fiscal 2012.

•	Mr. Michael Garber, as Chief Sales and Marketing Officer, had no increase in his base salary of $280,000 for fiscal 2012.

•	Mr. Ronald Strout, as Chief of Staff and Head Americas, had no increase in his base salary of $225,000 for fiscal 2012.

•	Mr. Swaminathan Rajamani, as Chief People Officer, had his base salary revised to $156,456 from $114,735 in fiscal 2012. The salary revision was effective August 1, 2011.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI. Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including company revenue, ANI, new client revenue and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year and the aggregate amount of all cash bonuses to be paid for fiscal 2012 do not exceed the aggregate cash incentive bonus pool approved by our Compensation Committee for the fiscal year. Our executive officers’ variable incentive packages for fiscal 2012 are as described below:

Our Compensation Committee set Mr. Murugesh’s target 2012 variable incentive at $500,660 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as implementation of our revised organization structure to enable new service offerings and technology-driven non-linear revenue growth, succession planning and preparation for our follow-on public offering. Based on actual performance against these various objectives, Mr. Murugesh earned 64% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Misra’s target 2012 variable incentive at $232,180 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Misra’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as tax rate reduction, providing certain critical management information system reports by defined deadlines, creation of shared service centers, and automation and reduction in function cost. Based on actual performance against these various objectives, Mr. Misra earned 60.5% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Selvadurai’s target 2012 variable incentive at $181,760 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Selvadurai’s performance objectives the achievement of target revenue less repair payments, ANI, new client revenue from the public sector and individual qualitative objectives pertaining to matters such as execution of our near-shore delivery center strategy, creation of partnerships with public sector organizations and other objectives as assigned by the Group Chief Executive Officer from time to time. Based on actual performance against these various objectives, Mr. Selvadurai earned 52.5% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Garber’s target 2012 variable incentive at $140,000 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Garber’s performance objectives the achievement of target revenue less repair payments, ANI, new client revenue and individual qualitative objectives pertaining to matters such as effective use of marketing, creation of a lead generation engine, attrition control, sales team hiring, leadership succession planning and introduction of large deals. Based on actual performance against these various objectives, Mr. Garber earned 35.5% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Strout’s target 2012 variable incentive at $115,000 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Strout’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as implementation and performance of our US based delivery centers, growth of our US public sector business and other objectives as assigned by the Group Chief Executive Officer from time to time. Based on actual performance against these various objectives, Mr. Strout earned 38.8% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target 2012 variable incentive at $78,228 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as attrition control, sales team hiring, leadership succession planning, creation of human resources shared services, and automation and reduction in function cost. Based on actual performance against these various objectives, Mr. Swaminathan earned 63.5% of his variable incentive amount on an overall basis. Additionally, our Compensation Committee approved and paid Mr. Swaminathan a one-time incentive bonus of $41,722 during the year.

Equity Incentive Grants of RSUs

During fiscal 2012, while we continued the equity incentive scheme that was introduced in fiscal 2011, which has a vesting schedule that is both based on continuity of employment and the performance of our company, we also introduced an additional equity incentive scheme which has a vesting schedule that is purely based on continuity of employment.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2012:

Name	Date of Grant	Total RSUs Granted in Fiscal 2012	Grant Date Fair Value ($)(1)	Expiration Date
Keshav R. Murugesh	19-Apr-11	113,368	9.99	18-Apr-21
	24-Feb-12	110,896	10.86	23-Feb-22
Alok Misra	11-Apr-11	38,500	10.06	10-Apr-21
	24-Feb-12	35,000	10.86	23-Feb-22
Johnson J. Selvadurai	11-Apr-11	11,000	10.06	10-Apr-21
	24-Feb-12	20,000	10.86	23-Feb-22
Michael Garber	11-Apr-11	11,000	10.06	10-Apr-21
	24-Feb-12	15,000	10.86	23-Feb-22
Ronald Strout	11-Apr-11	5,500	10.06	10-Apr-21
	24-Feb-12	5,000	10.86	23-Feb-22
Swaminathan Rajamani	11-Apr-11	16,500	10.06	10-Apr-21
	24-Feb-12	35,000	10.86	23-Feb-22
Total		416,764

Note:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The grant date fair value is the fair value of the awards as derived under the Black-Scholes-Merton pricing model.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans/benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by WNS.

WNS provided the following additional perquisites to certain executive officers in fiscal 2012 as summarized below:

Name	Provident Fund	Health Insurance	Social Security	Medicare	401(k)	Pension	National Insurance	Total
Keshav R. Murugesh	$30,040	$2,511	—	—	—	—	—	$32,551
Alok Misra	$15,921	$1,500	—	—	—	—	—	$17,421
Johnson J. Selvadurai	—	—	—	—	—	$45,017	$46,088	$91,105
Michael Garber	—	—	$6,622	$4,832	$5,600	—	—	$17,054
Ronald Strout	—	—	$6,622	$4,927	$4,500	—	—	$16,049
Swaminathan Rajamani	$6,842	$824	—	—	—	—	—	$7,666
Total	$52,803	$4,835	$13,244	$9,759	$10,100	$45,017	$46,088	$181,846

Non-executive Director Compensation for Fiscal 2012

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2012 (excluding grants of RSUs which are described below):

Name	Sitting fees	Retainer fees	Fees for non-executive chairman	Total
Eric B. Herr	$10,000	$63,000	$120,000	$193,000
Deepak S. Parekh	$1,000	$58,000	—	$59,000
Richard O. Bernays	$9,000	$63,000	—	$72,000
Anthony A. Greener	$8,000	$63,000	—	$71,000
Albert Aboody	$8,000	$63,000	—	$71,000
Total	$36,000	$310,000	$120,000	$466,000

Equity Incentive Grants of RSUs to Directors

The following table sets forth information concerning RSUs awarded to our directors in fiscal 2012. No options were granted in fiscal 2012.

Name	Date of Grant	Total RSUs Granted in Fiscal 2012	Grant Date Fair Value ($)(1)	Expiration Date
Eric B. Herr	18-Jan-12	6,300	9.95	17-Jan-22
Keshav R. Murugesh	19-Apr-11	113,368	9.99	18-Apr-21
	24-Feb-12	110,896	10.86	23-Feb-22
Deepak S. Parekh	18-Jan-12	5,800	9.95	17-Jan-22
Richard O. Bernays	18-Jan-12	6,300	9.95	17-Jan-22
Anthony A. Greener	18-Jan-12	6,300	9.95	17-Jan-22
Albert Aboody	18-Jan-12	6,300	9.95	17-Jan-22
Total		255,264

Note:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The grant date fair value is the fair value of the awards as derived under the Black-Scholes-Merton pricing model.

Note:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The grant date fair value is the fair value of the awards as derived under the Black-Scholes-Merton pricing model.

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

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the employment agreement) and Mr. Murugesh executes and delivers a general release of claims against us which is not revoked by him, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive severance payments and benefits from us as follows:

1.	The following payments over the periods described below:

a.	In the case where the termination occurs during the first year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 30 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 30 months on the basis of his target bonus as set in the year in which the termination occurs, such bonus shall be paid along with the payment of accrued obligations (as defined in the employment agreement);

b.	In the case where the termination occurs during second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 18 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 18 months on the basis of target bonus as set in the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement); and

c.	In the case where the termination occurs during the years after the second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 12 months from the effective date of termination in monthly installment in arrears; and (ii) his target bonus for the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement).

2.	Automatic accelerated vesting of RSUs granted pursuant to the employment agreement, immediately on the date of termination.

3.	Accelerated vesting (for each subsequent issue) of RSUs granted subsequent to the grants made under the employment agreement that would have vested with him through the next two vesting dates. Full accelerated vesting will occur in case of termination of employment for good reason or change in control (as defined in our Restated and Amended Incentive Award Plan).

If we experience a change in control while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

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

Eligibility. Under the 2002 Stock Incentive Plan, the Administrator was authorized to grant share options to our officers, directors and employees, and those of our subsidiaries, subject to the terms and conditions of the 2002 Stock Incentive Plan.

Share Options. Share options vest and become exercisable as determined by the Administrator and set forth in individual share option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, share options may be exercised prior to vesting in some cases. Upon exercise, an option holder must tender the full exercise price of the share option in cash, check or other form acceptable to the Administrator, at which time the share options are generally subject to applicable income, employment and other withholding taxes. Share options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an option holder’s termination of service. Shares issued in respect of exercised share options may be subject to additional transfer restrictions. Any grants of share options under the 2002 Stock Incentive Plan to US participants were in the form of non-qualified share options. Option holders, other than option holders who are employees of our subsidiaries in India, are entitled to exercise their share options for shares or ADSs in our company.

Corporate Transactions. If we engage in a merger or similar corporate transaction, except as may otherwise be provided in an individual award agreement, outstanding share options will be terminated unless they are assumed by a successor corporation. In addition, the Administrator has broad discretion to adjust the 2002 Stock Incentive Plan and any share options thereunder to account for any changes in our capitalization.

Amendment. Our Board of Directors may amend or suspend the 2002 Stock Incentive Plan at any time, provided that any such amendment or suspension must not impact any holder of outstanding share options without such holder’s consent.

Transferability of Share Options. Each share option may be exercised during the option holder’s lifetime only by the option holder. No share option may be sold, pledged, assigned, hypothecated, transferred or disposed of by an option holder other than by express permission of the Administrator (only in the case of employees of non-Indian subsidiaries), by will or by the laws of descent and distribution.

Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,374,447 ordinary shares have been exercised and options to purchase 159,137 ordinary shares remain outstanding as at March 31, 2012. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.

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

On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. The increased number of ordinary shares/ ADSs available for grant under the Second Amended and Restated 2006 Incentive Award Plan is expected to meet our anticipated needs over the next 12 to 18 months from April 1, 2012.

Shares Available for Awards. Subject to certain adjustments set forth in the Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the Amended and Restated 2006 Incentive Award Plan is equal to the sum of (x) 6,200,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of our 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Amended and Restated 2006 Incentive Award Plan.

Administration. The Amended and Restated 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the Amended and Restated 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the Code.

Awards

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Amended and Restated 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each share option grant whether such share option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the Amended and Restated 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our Compensation Committee.

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

Outstanding Awards. As at March 31, 2012, options or RSUs to purchase an aggregate of 3,800,887 ordinary shares were outstanding, out of which options or RSUs to purchase 1,250,088 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to March 12, 2022. The weighted average grant date fair value of RSUs granted during fiscal 2012, 2011 and 2010 were $10.80, $9.09 and $10.28 per ADS, respectively. There were no grants of RSUs during fiscal 2006 and 2005. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2012, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.5 million.

Provident Fund

In accordance with Indian, the Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.5 million, $5.7 million and $5.7 million in each of fiscal 2012, 2011 and 2010, respectively, to the government provident fund.

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

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $19,658 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $1.2 million, $0.7 million and $0.1 million in fiscal 2012, 2011 and 2010, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Compensated Absence

Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of seven directors. Messrs. Herr, Bernays, Aboody and Sir Anthony satisfy the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2014;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2015; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2013.

Our directors for fiscal 2012 are classified as follows:

•	Class I: Sir Anthony A. Greener and Mr. Richard O. Bernays;

•	Class II: Mr. Keshav R. Murugesh and Mr. Albert Aboody; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.

The appointments of Messrs. Jeremy Young, Eric Herr and Deepak Parekh will expire at the next annual general meeting, which we expect to hold in August 2012. Messrs. Eric Herr and Jeremy Young have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting. Mr. Deepak Parekh has chosen not to stand for re-election and hence his term of directorship will expire at the next annual general meeting.

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

Our Board of Directors held thirteen meetings in fiscal 2012.

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

The Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the Audit Committee reviews the company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.

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

The Audit Committee held six meetings in fiscal 2012.

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

The Compensation Committee held five meetings in fiscal 2012.

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

The Nominating and Corporate Governance Committee held five meetings in fiscal 2012.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Mr. Eric B. Herr has presided over all executive sessions. Our non-executive directors held two executive sessions in fiscal 2012.

Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at March 31, 2012 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2012 are based on an aggregate of 50,078,881 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Eric B. Herr	47,535	0.09%
Keshav R. Murugesh(1)	199,432	0.40%
Jeremy Young(2)	14,519,144	28.99%
Deepak S. Parekh	33,535	0.07%
Richard O. Bernays	33,535	0.07%
Anthony A. Greener	26,420	0.05%
Albert Aboody	3,212	0.01%
Executive Officers
Alok Misra	130,173	0.26%
Johnson J. Selvadurai(3)	343,444	0.69%
Michael Garber	6,000	0.01%
Ronald Strout	1,000	0.00%
Swaminathan Rajamani	7,000	0.01%
All our directors and executive officers as a group (twelve persons)(4)	15,350,430	30.65%

Notes:

(1)	Of the 199,432 shares beneficially owned by Keshav R. Murugesh 19,856 shares are held jointly with his wife Shamini K. Murugesh in the form of ADSs.
(2)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young were a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.
(3)	Of the 343,444 shares beneficially owned by Johnson J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai.
(4)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at March 31, 2012.

	Option Summary				RSU Summary
Name	Number of shares underlying unexercised but vested options	Exercise price	Number of shares underlying options (that have not vested)	Exercise price	Number of shares underlying RSUs held that have vested but unexercised	Number of shares underlying RSUs that will vest within 60 days from Mar. 31, 2012	Vesting dates	Number of shares underlying RSUs held that have not vested
Directors
Eric B. Herr	14,000	$20.00	—	—	—	3,557	4-May-12	32,924
	2,000	$22.98	—	—	—	—	—	—
Keshav Murugesh	—	—	—	—	158,964	20,612	19-Apr-12	392,488
Jeremy Young	—	—	—	—	—	—	—	—
Deepak S. Parekh	14,000	$20.00	—	—	—	3,557	4-May-12	11,424
	2,000	$22.98	—	—	—	—	—	—
Richard O. Bernays	14,000	$28.87	—	—	—	3,557	4-May-12	11,924
	2,000	$22.98	—	—	—	—	—	—
Anthony A. Greener	14,000	$28.48	—	—	—	3,557	4-May-12	11,924
	2,000	$22.98	—	—	—	—	—	—
Albert Aboody	—	—	—	—	—	—	—	19,149
Executive Officers
Alok Misra	13,260	$15.32	—	—	87,128	7,000	11-Apr-12	93,500
	—	—	—	—	—	22,785	4-May-12	—
Johnson J. Selvadurai	20,000	$20.00	—	—	37,111	19,440	4-May-12	47,000
	5,000	$30.21	—	—	—	2,000	11-Apr-12	—
	8,227	$27.75	—	—	—	—	—	—
Michael Garber	—	—	—	—	4,000	2,000	11-Apr-12	42,000
Ronald Strout	—	—	—	—	—	1,000	11-Apr-12	27,500
Rajamani Swaminathan	—	—	—	—	4,000	3,000	11-Apr-12	66,500

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2012 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 50,078,881 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Warburg Pincus(2)	14,519,144	28.99%
FMR LLC(3)	6,354,465	12.69%
Columbia Wanger Asset Management, LLC (4)	6,103,983	12.19%
Nalanda India Fund Limited(5)	5,211,410	10.41%

Notes:

(1)	Based on an aggregate of 50,078,881 ordinary shares outstanding as at March 31, 2012.
(2)	Information is based on a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on March 30, 2012 by (i) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), the “WP VIII Funds”); (ii) Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP” and, together with its two affiliated partnerships, Warburg Pincus Netherlands International Partners I C.V., a company formed under the laws of the Netherlands (“WPIP I CV”), and WP-WPIP Investors L.P., a Delaware limited partnership (“WP-WPIP Investors”), the “WPIP Funds”); (iii) Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), the general partner of WP VIII, WPIP, WP VIII CV I and WPIP I CV, and the sole member of certain Delaware limited liability companies affiliated with the WP VIII Funds and the WPIP Funds; (iv) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WPP LLC; (v) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages the WP VIII Funds and the WPIP Funds; and (vi) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-President and Managing Member of WP LLC, and who may be deemed to control the WP VIII Funds, the WPIP Funds, WPP LLC, WP LLC and WP.
(3)	Information is based on a report on Amendment No. 5 to Schedule 13G jointly filed with the Commission on February 14, 2011 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the investment adviser to Fidelity Mid Cap Stock Fund.
(4)	Information is based on a report on Amendment No. 4 to Schedule 13G filed with the Commission on February 10, 2012 by Columbia Wanger Asset Management, LLC.
(5)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

In February 2012, Warburg Pincus sold 6,847,500 of its ADSs (representing 6,847,500 ordinary shares) in our company, reducing its overall ownership from approximately 47.8% to approximately 29.0%, as described in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on March 30, 2012.

•

FMR LLC reported its percentage ownership of our ordinary shares to be 12.641% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 4 to Schedule 13G jointly filed with the Commission on February 16, 2010 and 15.00% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 5 to Schedule 13G jointly filed with the Commission on February 14, 2011.

•

Columbia Wanger Asset Management, L.P. reported its percentage ownership of our ordinary shares to be 12.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 10, 2010 and 13.4% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 3 to Schedule 13G filed with the Commission on February 11, 2011. Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 13.7% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 4 to Schedule 13G filed with the Commission on February 10, 2012.

•

Nalanda India Fund Limited reported its percentage ownership of our ordinary shares to be 12.3% (based on the then number of our ordinary shares reported as outstanding at that time) in reports on Schedule 13G filed with the Commission on February 10, 2009 and January 13, 2010 and 11.76% (based on the then number of our ordinary shares reported as outstanding at that time) in reports on Schedule 13G filed with the Commission on February 2, 2011.

•	Tiger Global Management, LLC reported that it divested its entire 6.6% ownership of our ordinary shares in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 12, 2010.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2012, 14,569,658 of our ordinary shares, representing 29.09% of our outstanding ordinary shares, were held by a total of 24 holders of record with addresses in the US. As at the same date, 34,931,671 of our ADSs (representing 34,931,671 ordinary shares), representing 69.75% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

Since fiscal 2003, we have entered into agreements with certain investee companies of one of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2012, 2011 and 2010, these investee companies in the aggregate accounted for $3,954, $3,752 and $2,625, respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2012, 2011 and 2010, these investee companies in the aggregate accounted for $nil, $20 and $nil in expenses, respectively.

On January 1, 2005, we entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary IT-enabled services software program. Johnson J. Selvadurai, our Managing Director — Europe, is a principal shareholder of Datacap. In fiscal 2012, 2011 and 2010, we paid $nil, $1 and $5, respectively, for the license under the agreement. In fiscal 2012, 2011 and 2010, we paid Datacap $29, $nil and $2, respectively, for purchases of computers and software.

In the fiscal 2011, we paid $55 to SIFE India, a non-profit company at which Mr. Keshav R. Murugesh, our director, held directorship.

In the fiscal 2012, we paid $8 to HDFC Ergo General Insurance Company Limited towards travel insurance for the employees of our company, where our director, Mr. Deepak S. Parekh, is the Chairman of the Board of Directors.

In March 2008, we entered into an agreement with Singapore Telecommunications Limited, or Singtel, for the provision of lease line services. Our director, Mr. Deepak S. Parekh, was an executive director of Singtel until July 2010. In fiscal 2012, 2011 and 2010 we paid Singtel $nil, $161 and $319, respectively, for such services.

In fiscal 2012, 2011 and 2010, we paid $5, $nil and $4, respectively, to The Indian Hotels Company Limited towards hiring of accommodation and related services. Our director, Mr. Deepak S. Parekh, is a director of The Indian Hotels Company Limited.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2009 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 1,878.6 million ($36.9 million based on the exchange rate on March 31, 2012) in additional taxes, including interest of 667.2 million ($13.1 million based on the exchange rate on March 31, 2012).

The following sets forth the details of these orders of assessment:

Entity	Tax Year(s)	Amount Demanded (Including Interest)			Interest on Amount Demanded
		( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(3.5)	(1)	60.0	$(1.2)	(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2)	(1)	3.1	$(0.1)	(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.5)	(1)	8.6	$(0.2)	(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	539.9	$(10.6)	(1)	188.9	$(3.7)	(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	140.1	$(2.8)	(1)	51.2	$(1.0)	(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.9)	(1)	31.9	$(0.6)	(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	21.6	$(0.4)	(1)	8.2	$(0.1)	(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	763.3	$(15.0)	(1)	287.9	$(5.7)	(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	79.8	$(1.7)	(1)	25.4	$(0.4)	(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	15.1	$(0.3)	(1)	2.0	$(0.1)	(1)

Total		1,878.6	$(36.9)	(1)	667.2	$(13.1)	(1)

Note:

(1)	Based on the exchange rate on March 31, 2012.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2012, we have provided a tax reserve of 701.5 million ($13.8 million based on the exchange rate on March 31, 2012) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,244.6 million ($44.1 million based on the exchange rate on March 31, 2012) in additional taxes, including interest of 681.8 million ($13.4 million based on the exchange rate on March 31, 2012). The income tax authorities have filed appeals against these orders.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 346.2 million ($6.8 million based on the exchange rate on March 31, 2012) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Dividend Policy

Subject to the provisions of the 1991 Law and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. See “Part I — Item 10. Additional Information — B. Memorandum and Articles of Association.” We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

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

B. Significant Changes

There have been no significant subsequent events following the close of the last fiscal year up to the date of this annual report that are known to us and require disclosure in this document for which disclosure was not made in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE on July 26, 2006. The ADRs evidencing ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2012 was 50,078,881. As at March 31, 2012, there were 34,931,671 ADSs outstanding (representing 34,931,671 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2008	$29.85	$12.81
2009	$20.00	$3.10
2010	$17.25	$5.10
2011	$13.38	$8.46
2012	$13.05	$7.82
Fiscal Quarter:
2011
First quarter	$13.38	$9.62
Second quarter	$13.35	$8.46
Third quarter	$12.94	$8.76
Fourth quarter	$11.98	$9.70
2012
First quarter	$10.68	$8.64
Second quarter	$12.00	$8.81
Third quarter	$13.05	$7.82
Fourth quarter	$12.18	$8.49
Month:
October 2011	$12.28	$11.21
November 2011	$13.05	$11.20
December 2011	$11.67	$7.82
January 2012	$10.25	$8.49
February 2012	$11.35	$8.90
March 2012	$12.18	$10.74
April 2012 (through April 23, 2012)	$12.19	$10.93

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the NYSE under the symbol “WNS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

We were incorporated in Jersey, Channel Islands, as a private limited company (with registered number 82262) on February 18, 2002 pursuant to the 1991 Law. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the JFSC in accordance with Article 17(3) of the 1991 Law on January 12, 2006.

The address of our secretary and share registrar is Computershare Investor Services (Jersey) Limited, or Computershare, at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES. Our share register is maintained at the premises of Computershare.

Our activities are regulated by our Memorandum and Articles of Association. We adopted an amended and restated Memorandum and Articles of Association by special resolution of our shareholders passed on May 22, 2006. This amended and restated Memorandum and Articles of Association came into effect immediately prior to the completion of our initial public offering in July 2006. The material provisions of our amended and restated Memorandum and Articles of Association are described below. In addition to our Memorandum and Articles of Association, our activities are regulated by (among other relevant legislation) the 1991 Law. Our Memorandum of Association states our company name, that we are a public company, that we are a par value company, our authorized share capital and that the liability of our shareholders is limited to the amount (if any) unpaid on their shares. Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete or to identify all of the rights and obligations of our shareholders. The summary is qualified in its entirety by reference to our Memorandum and Articles of Association. See “Part III — Item 19. Exhibits — Exhibit 1.1” and “Part III — Item 19. Exhibits — Exhibit 1.2.”

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

Share Capital

Pursuant to an extraordinary general meeting held on November 22, 2011, our company’s authorized share capital increased from £5,100,000, divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, to £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, by the creation of 10,000,000 additional ordinary shares of 10 pence each. As at March 31, 2012, 2011 and 2010, we had 50,078,881, 44,443,726 and 43,743,953 ordinary shares outstanding, respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from (i) our follow-on offering in February 2012 and (ii) the issuance of ordinary shares pursuant to our two share-based incentive plans, our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan (as amended and restated). On September 13, 2011, we adopted the second amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,200,000 ordinary shares/ADSs to a total of 6,200,000 ordinary shares/ADSs. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

Failure to hold an annual general meeting is an offence by our company and our directors under the 1991 Law and carries a potential fine of up to £5,000 for our company and each director.

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

Other Jersey Law Considerations

Purchase of Own Shares

The 1991 Law provides that we may, with the sanction of a special resolution and subject to certain conditions, purchase any of our shares which are fully paid.

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

Jersey Law and our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association reflects the requirements of the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and English company law. However, the 1991 Law is considerably more limited in content than English company law and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

•

controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on our directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

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

(1) Master Services Agreement, dated July 11, 2008 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited (“Aviva master services agreement”), (2) Variation Agreement dated August 3, 2009, to the Aviva master services agreement and (3) Novation and Agreement of Amendment dated March 24, 2011 among Aviva Global Services (Management Services) Private Ltd., WNS Capital Investment Limited and WNS Global Services Private Limited.

On July 11, 2008, WNS Capital Investment Limited entered into the Aviva master services agreement with Aviva MS, pursuant to which Aviva MS agrees to appoint us as service provider and prime contractor to supply certain BPO services to the Aviva group for a term of eight years and four months. Under the agreement, Aviva MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full-time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a variation agreement to the Aviva master services agreement pursuant to which Aviva MS agreed to increase the minimum volume commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August l, 2011 to January 31, 2012. The minimum volume commitment will revert to 3,000 billable full time employees after January 31, 2012 for the remaining term of the Aviva master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. The agreement may be terminated by Aviva MS for a variety of reasons, including a material breach of agreement by us, or at will at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to WNS Global Singapore in July 2008, at any time after the expiry of 24 months from September 19, 2008 and in the case of the Pune facility which was transferred to WNS Global Singapore in August 2008, at any time after the expiry of 24 months after 60 days from the date of completion of the transfer of the Pune facility, in each case, with six months’ notice upon payment of a termination fee. We may also terminate the agreement for a variety of reasons, including the failure by Aviva MS to pay any invoiced amounts where such invoiced amounts are overdue for a period of at least 30 business days or if it is otherwise in material breach of the agreement.

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

On July 2, 2010, we entered into a facility agreement for a term loan of $94 million (which we refer to herein as the 2010 Term Loan) to refinance, together with cash on hand, the $115 million outstanding balance of the $200.0 million term loan facility we had obtained in July 2008 to fund, together with cash on hand, the Aviva transaction. This term loan bears interest equal to the three-month US dollar LIBOR plus a margin of 2% per annum. The variable interest rate as at March 31, 2011 was 2.30%. As at March 31, 2011, our interest rate swap agreement converted the floating rate loan to a weighted average effective fixed rate of 5.84%. This term loan is repayable in semi-annual installments of $20 million on each of January 10, 2011 and July 11, 2011 and $30 million on January 10, 2012 with the final installment of $24 million payable on July 10, 2012.

Repayment under the facility is guaranteed by WNS, WNS UK, WNS Capital Investment Limited, WNS Global Singapore, WNS North America Inc., AHA and the Co-op, and secured by pledges of shares of WNS (Mauritius) Limited, WNS Capital Investment Limited and WNS Global Singapore, charges over the bank accounts of WNS (Mauritius) Limited, WNS Capital Investment Limited and WNS Global Singapore, a charge over receivables of WNS Capital Investment Limited from Aviva held in escrow, an assignment by WNS (Mauritius) Limited to the lenders of the 2010 Term Loan of its put option to sell its shares of WNS Capital Investment Limited to WNS Global, pursuant to which the lenders may, in the event of a default under the loan, compel WNS (Mauritius) Limited to exercise its put option and apply the proceeds from the sale of its shares of WNS Capital Investment Limited to WNS Global towards repayment of the loan, and a fixed and floating charge over the assets of WNS UK, which ranks pari passu with other charges over the same assets in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined in the facility agreement, and undertakings by each of WNS (Mauritius) Limited and WNS Global Singapore not to sell, transfer or otherwise dispose of their respective shares of WNS Global. As at March 31, 2012, the amount outstanding under the facility was $24 million.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 11.

On May 10, 2011, WNS Global entered into an agreement with Godrej & Boyce Manufacturing Company Ltd., or GBMC, pursuant to which GBMC granted a licence to WNS Global to occupy and use existing office premises with an aggregate area of 84,934 square feet in Mumbai, India, known as Plant 11, for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,359,000 ($26,715 based on the exchange rate on March 31, 2012) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 10.

On May 10, 2011, WNS Global entered into an agreement with GBMC pursuant to which GBMC granted a licence to WNS Global to WNS Global to occupy and use existing office premises with an aggregate area of 84,429 square feet in Mumbai, India, known as Plant 10, for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,350,800 ($26,554 based on the exchange rate on March 31, 2012) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 5.

On May 10, 2011, WNS Global entered into an agreement with GBMC pursuant to which GBMC granted a licence to WNS Global pertaining to the existing office premises with an aggregate area of 108,000 square feet in Mumbai, India, known as Plant 5, is for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,728,000 ($33,969 based on the exchange rate on March 31, 2012) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services Private Limited.

On January 25, 2006, WNS Global entered into a lease deed with DLF Cyber City for the lease of two office spaces in Gurgaon, India, with an aggregate built up area of 51,244 square feet at a monthly rental of 30 per square feet. The lease commenced on April 1, 2006 for a term of 54 months from the commencement date with an option to renew for a further term of 54 months.

An addendum was subsequently signed to renew the agreements on December 7, 2010 for a term of 54 months commencing from October 1, 2010 at a monthly rental of 34.50 per square feet. The agreements will expire on March 31, 2015.

Lease Deed dated April 25, 2005 between DLF Cyber City and WNS Global Services Private Limited.

On April 25, 2005, WNS Global entered into a lease deed with DLF Cyber City for the lease of two office spaces in Gurgaon, India with an aggregate area of 38,576 square feet and 52,419 square feet, respectively, at a monthly rental of 30 per square feet. The said lease expired at the end of its term of 54 months. WNS Global extended the lease for a further period of 54 months at a monthly rental of 34.50 per square feet. This extension of the lease for the two office spaces with an aggregate area of 38,576 square feet and 52,419 square feet will expire on April 30, 2014 and May 31, 2014, respectively.

Lease Deed dated December 6, 2010 between DLF Assets Private Limited and WNS Global Services Private Limited.

On December 6, 2010, WNS Global executed a lease deed for an aggregate area of 70,657 square feet at Chennai, India with DLF Assets Private Limited having a monthly rental of 2.8 million ($55,042 based on the exchange rate on March 31, 2012) for the first three years and a 15% escalation in the monthly rentals from the beginning of the fourth year of the lease. The total lease term is five years with a lock-in period of 36 months. After the lock-in period has expired, WNS Global can terminate the agreement by giving three months prior notice in writing. The lease will expire on March 31, 2017.

Lease Deed dated January 28, 2011 between BCR Real Estate Fund and WNS BPO Services Costa Rica, S.A.

On January 28, 2011, WNS BPO Services Costa Rica, S.A. entered into a lease deed with BCR Real Estate Fund for the office premises situated in San Jose, Costa Rica for a period of five years effective from May 1, 2011 for an aggregate area of 2,339.64 square meters. The monthly rental is $37,434 and will be increased annually by 3% from the beginning of the third year of the lease. The lease will expire on April 30, 2016.

Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen, Sri Divi Satya Sayee Babu and WNS Global Services Private Limited

On January 20, 2012, WNS Global entered into a lease deed with Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu for the office premises situated in Vishakhapatnam, India for a period of five years commencing from March 5, 2012 for an aggregate area of 31,332.20 square feet. The monthly rental is 24 per square feet which will be raised by 5% every 12 months following the commencement date. The lease will expire on March 4, 2017, but may further be extended for two consecutive terms of five years each, on mutually agreed terms.

Employment Agreement dated February 1, 2010 between Keshav R. Murugesh and WNS Global Services Private Limited.

Please see “Part I — Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreement of our Executive Director.”

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2008	40.02	40.13	43.05	38.48
2009	50.98	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	47.81	53.71	44.00
2013 (till April 20, 2012)	52.02	51.37	52.07	50.64

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
October 2011	49.86	48.63
November 2011	52.48	48.94
December 2011	53.71	50.50
January 2012	53.11	49.39
February 2012	49.48	48.65
March 2012	51.38	49.14
April 2012 (till April 20, 2012)	52.07	50.64

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2008	£0.50	£0.50	£0.52	£0.47
2009	0.70	0.58	0.73	0.50
2010	0.66	0.63	0.69	0.59
2011	0.62	0.64	0.70	0.61
2012	0.63	0.63	0.65	0.60
2013 (till April 20, 2012)	0.62	0.63	0.63	0.62

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
October 2011	£0.65	£0.62
November 2011	0.65	0.62
December 2011	0.65	0.64
January 2012	0.65	0.63
February 2012	0.64	0.63
March 2012	0.64	0.63
April 2012 (till April 20, 2012)	0.63	0.62

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

On May 6, 2008, Jersey introduced a 3% general sales tax on goods and services which was increased to 5% with effect from June 1, 2011. We have the benefit of exemption or end user relief from this charge as we have obtained international services entity status (for which an annual administrative fee of £200 is payable).

Currently, there is no double tax treaty or similar convention between the US and Jersey.

As part of an agreement reached in connection with the EU Savings Tax Directive income in the form of interest payments, and in line with steps taken by other relevant third countries, with effect from July 1, 2005 a retention tax system was introduced in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent established in Jersey (the terms “beneficial owner” and “paying agent” are defined in the EU Savings Tax Directive). The retention tax system applies for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. The transitional period will only end after all EU Member States apply automatic exchange of information and EU Member States unanimously agree that the US has committed to exchange of information upon request. During this transitional period, such an individual beneficial owner resident in an EU Member State is entitled to request a paying agent not to retain tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

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

The European Union’s evaluation of Jersey’s business tax regime

In late 2009 it was reported that concerns had been raised by some members of the ECOFIN Code of Conduct group that the current tax regime for companies in Jersey, known as “zero-ten,” could be interpreted as being outside the spirit of the EU Code of Conduct for Business Taxation. In light of this, the Treasury and Resources Minister of the States of Jersey announced a review of business taxation in Jersey in his budget speech on December 8, 2009. In a review undertaken on January 31, 2011 by the EU Council’s High Level Working Party on Tax issues, or HLWP, it was concluded that the personal tax provisions known as the “deemed distribution” and “attribution” rules were in fact a business tax measure, and were therefore within the scope of the Code of Conduct. On February 15, 2011, and in the light of the HLWP’s conclusions, the States of Jersey announced that Jersey’s business taxation regime known as “zero-ten” will remain in place but that, as part of its good neighbor policy, Jersey will abolish the deemed distribution and attribution rules with effect from January 1, 2012. Representatives from Jersey met with the ECOFIN Code of Conduct group on September 13, 2011 to discuss Jersey’s position on the harmful elements of the zero-ten regime. Jersey explained to the ECOFIN Code of Conduct group that legislation had been passed to abolish the deemed distribution and attribution rules with effect from January 1, 2012, thus removing the harmful elements of the zero-ten regime. The ECOFIN Code of Conduct group accepted Jersey’s position and will now recommend to ECOFIN that Jersey has rolled back on the harmful tax measures and what now remains (the zero-ten tax rates) is compliant with the Code of Conduct. In December 2011, ECOFIN formally ratified the ECOFIN Code of Conduct group’s recommendations. Accordingly, the way in which either we or our shareholders not resident in Jersey are taxed in Jersey will not change. We cannot assure you that in the future, the current taxation regime applicable in Jersey will not be amended and render us liable for taxation.

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

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	US expatriates;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons that actually or constructively own 10% or more of our voting stock

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for US federal income tax purposes. The US Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any foreign taxes paid and the availability of the reduced tax rate for any dividends received by certain non-corporate US Holders, including individuals US Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

Distributions

Subject to the rules applicable to PFICs, discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includable in your gross income in the year received (or deemed received) as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under US federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will be treated as a dividend. No dividends received deduction will be allowed for US federal income tax purposes with respect to dividends paid by us.

With respect to non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2013, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met, and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under US Internal Revenue Service, or IRS, authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on US exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

The amount of any distribution paid in a current other than the US dollar (a foreign currency) will be equal to the US dollar value of such foreign currency on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such foreign currency will be US source ordinary income or loss, subject to certain exceptions and limitations. If such foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain exceptions, for foreign tax credit purposes, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute foreign source income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income.” To the extent the dividends would be taxable as qualified dividend income with respect to non-corporate US Holders, including individual US Holders (subject to the discussion above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. You are urged to consult your tax advisors regarding the foreign tax credit limitation and source of income rules with respect to distributions on the ADSs or ordinary shares.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs or ordinary shares, you generally will recognize a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your tax basis in such ADSs or ordinary shares. If the consideration you receive for the ADSs or ordinary shares is not paid in US dollars, the amount realized will be the US dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the US dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. Your initial tax basis in your ADSs or ordinary shares will equal the US dollar value of the cost of such ADSs or ordinary shares, as applicable. If you use foreign currency to purchase ADSs or ordinary shares, the cost of such ADSs or ordinary shares will be the US dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, you will determine the US dollar value of the cost of such ADSs or ordinary shares, as applicable, by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Subject to certain exceptions and limitations, capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares generally will be US source gain or loss and treated as long-term capital gain or loss, if your holding period in the ADSs or ordinary shares exceeds one year. Subject to the PFIC rules discussed below and other limitations, if you are a non-corporate US Holder, including an individual US Holder, any long-term capital gain will be subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

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

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC with respect to our most recently closed taxable year. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, absent a special election as discussed below. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our US counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” or qualified electing fund, or QEF, election (if available) as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution.

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

In addition, if we are a PFIC, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such subsidiaries that are directly or indirectly owned by us in that proportion which the value of the shares you own so bears to the value of all of our shares, and may be subject to the adverse tax consequences described above with respect to the shares of such subsidiaries you would be deemed to own.

If we are a PFIC, you may avoid taxation under the rules described above by making a QEF election to include your share of our income on a current basis in any taxable year that we are a PFIC, provided we agree to furnish you annually with certain tax information. However, we do not presently intend to prepare or provide such information.

Alternatively, if the ADSs are “marketable stock” (as defined below), you can avoid taxation under the unfavorable PFIC rules described above in respect of the ADSs by making a mark-to-market election in respect of the ADSs by the due date (determined with regard to extensions) for your tax return in respect of your first taxable year during which we are treated as a PFIC. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income in each of your taxable years during which we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. Further, distributions would be taxed as described above under “— Distributions,” except the preferential dividend rates with respect to “qualified dividend income” would not apply. You will not be required to recognize mark-to-market gain or loss in respect of your taxable years during which we were not at any time a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NYSE, or other market, as defined in the applicable US Treasury regulations. Our ADSs are listed on the NYSE and consequently, if you hold ADSs the mark-to-market election would be available to you, provided the ADSs are traded in sufficient quantities. US Holders of ADSs or ordinary shares should consult their tax advisors as to whether the ADSs or ordinary shares would qualify for the mark-to-market election.

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

If you hold ADSs or ordinary shares in any year in which we or any of our subsidiaries are a PFIC, you would be required to file an annual information report with the US Internal Revenue Service, for each entity that is a PFIC, regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult your tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or ordinary shares and the elections discussed above.

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

Additional Reporting Requirements

US individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. Our ADSs or ordinary shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I — Item 4. Information on the Company — C. Organizational Structure.”

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, approximately 53.7% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) in fiscal 2012 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures. See “Part I — Item 5. Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2012, a sensitivity analysis shows that a 10.0% appreciation in the pound sterling against the US dollar would have increased revenue by approximately $36.2 million and increased revenue less repair payments by approximately $28.3 million in fiscal 2012. Similarly, a 10.0% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2012 by approximately $8.8 million.

To protect against exchange gains (losses) on forecasted revenue/inter-company revenue, we have instituted a foreign currency cash flow hedging program. Our operating entities hedge a part of their forecast revenue/inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises principally from our borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the Bank of England base rate. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facility entered into in 2008, which we refinanced in 2010, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loan. The outstanding swap agreements as at March 31, 2012 aggregated $24.0 million. Based upon our level of operations in fiscal 2012, if interest rates were to increase or decrease by 1.0%, the impact on annual interest expense on our floating rate borrowing would be approximately $0.2 million.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our management, including our Group Chief Executive Officer and Group Chief Financial Officer, has concluded that, as at March 31, 2012, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2012 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2012, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2012 has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

WNS (Holdings) Limited

We have audited WNS (Holdings) Limited and Subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, WNS (Holdings) Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by COSO .

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2012, March 31, 2011 and April 1, 2010, and the related consolidated statements of income, comprehensive income/(loss), changes in equity, and cash flows for each of the two years in the period ended March 31, 2012 and our report dated April 26, 2012 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton India LLP

Mumbai, India
April 26, 2012

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Albert Aboody (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener. Each of Messrs. Aboody, Herr, Bernays and Sir Anthony A. Greener is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messrs. Aboody and Herr each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2012. Prior to fiscal 2011, Ernst & Young served as our independent public accountant for fiscal year ended March 31, 2010 and the subsequent interim reporting period through August 31, 2010. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP for the years ended March 31, 2012 and March 31, 2011, and the fees we paid or accrued for the audit and other services provided by our former independent auditor, Ernst & Young for the interim reporting period from March 31, 2010 through August 31, 2010.

	Fiscal
	2012	2011(1)	2011(2)
Audit fees	$374,000	$499,000	$200,000
Audit-related fees	261,700	28,250	101,000
Tax fees	6,000	6,000	—

Notes:

(1)	Fees of Grant Thornton India LLP.
(2)	Fees of Ernst & Young.

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

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton India LLP during the last fiscal year have been pre-approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2012.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We changed our auditor from Ernst & Young to Grant Thornton India LLP in August 2010. For more details, please see “Part II — Item 16F. Change in Registrant’s Certifying Accountant” in our annual report on Form 20-F for the year ended March 31, 2011.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.wns.com.

Messrs. Eric B. Herr, Richard O. Bernays, Deepak S. Parekh, and Sir Anthony A. Greener are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee. Messrs. Albert Aboody, Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener serve on our Audit Committee. Each of Messrs. Aboody, Herr, Bernays and Sir Anthony A. Greener satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act. Effective June 1, 2010 (when Mr. Parekh entered into a consulting arrangement with another party), our Board of Directors decided that our Nominating and Corporate Governance Committee and our Compensation Committee are not fully independent.

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by issuers incorporated in the United States under the NYSE listing standards, except that:

•

The NYSE listing standards provide that US companies must have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors. Our Nominating and Corporate Governance Committee and our Compensation Committee are not composed entirely of independent directors.

•

The Dodd-Frank Wall Street Reform and Consumer Protection Act generally provides shareholders of US public companies with the right to cast three types of votes: (i) an advisory vote to approve the compensation of the named executive officers, (ii) an advisory vote on the frequency with which shareholders should be entitled to cast votes on the company’s executive compensation, and (iii) an advisory vote to approve certain payments made in connection with an acquisition, merger or other specified corporate transaction. We, as a foreign private issuer, are not subject to these requirements and we do not adopt any such voting practices.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2012, 2011 and April 1, 2010

•	Consolidated Statements of Income for the years ended March 31, 2012 and 2011

•	Consolidated Statements of Comprehensive Income/(Loss) for the years ended March 31, 2012 and 2011

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2012 and 2011

•	Consolidated Statements of Cash Flows for the years ended March 31, 2012 and 2011

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.2	Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.3	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,429 square feet at Plant 10.**

4.4	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 108,000 square feet at Plant 5.**

4.5	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,934 square feet at Plant 11.**

4.6	Lease Deed dated December 6, 2010 between DLF Assets Private Limited and WNS Global Services Private Limited with respect to lease of office premises — incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.7	Lease Deed dated January 28, 2011 between BCR Real Estate Fund and WNS BPO Services Costa Rica, S.A. with respect to lease premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.8	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen, Sri Divi Satya Sayee Babu and WNS Global Services Private Limited with respect to lease of office premises.**

4.9	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.10	Form of the Second Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 12, 2011.

4.11	Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.12	Variation Agreement dated August 3, 2009 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.13	Novation and Agreement of Amendment dated March 24, 2011 between Aviva Global Services (Management Services) Private Ltd., WNS Capital Investment Limited and WNS Global Services Private Limited to assign the Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited which was incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. — incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.14	Facility Agreement dated July 2, 2010 between WNS (Mauritius) Limited, as borrower, WNS (Holdings) Limited and subsidiary guarantors named there in, the Hongkong and Shanghai Banking Corporation Limited, DBS Bank Ltd and BNP Paribas, as lead arrangers, and others — incorporated by reference to Exhibit 99.1 of the Report on Form 6-K (File No. 001-32945) of WNS (Holdings) Limited, as furnished to the Commission on July 30, 2010.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm. **

**	Filed herewith.
#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2012

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

154

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statements of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2012, March 31, 2011 and April 1, 2010, and the related consolidated statements of income, comprehensive income/(loss), changes in equity, and cash flows for each of the two years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WNS (Holdings) Limited and subsidiaries as of March 31, 2012, March 31, 2011 and April 1, 2010, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion thereon.

/s/ Grant Thornton India LLP

Mumbai, India

April 26, 2012

Part I — FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Notes	As at March 31, 2012	As at March 31, 2011	As at April 1, 2010
ASSETS
Current assets:
Cash and cash equivalents	4	$46,725	$27,090	$32,311
Bank deposits and marketable securities	5	26,384	12	45
Trade receivables, net	6	66,421	78,586	44,821
Unbilled revenue		35,878	30,837	40,892
Funds held for clients		20,706	8,799	11,372
Current tax assets		3,860	8,502	5,602
Derivative assets	12	3,724	11,182	22,808
Prepayments and other current assets	7	21,925	16,447	16,694

Total current assets		225,623	181,455	174,545
Non-current assets:
Investments		2	2	—
Goodwill	8	86,695	93,533	90,662
Intangible assets	9	115,141	156,587	188,079
Property and equipment	10	45,418	47,178	48,547
Derivative assets	12	1,550	2,282	8,375
Deferred tax assets	23	43,712	33,518	25,200
Other non-current assets	7	6,880	8,040	8,611

Total non-current assets		299,398	341,140	369,474

TOTAL ASSETS		$525,021	$522,595	$544,019

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$47,304	$43,748	$27,900
Provisions and accrued expenses	14	31,854	32,933	43,390
Derivative liabilities	12	9,849	9,963	17,597
Pension and other employee obligations	13	29,027	31,029	31,023
Short term line of credit	11	23,965	14,593	—
Current portion of long term debt	11	26,031	49,392	39,567
Deferred revenue	15	6,180	6,962	4,891
Current taxes payable	23	8,183	3,088	2,550
Other liabilities	16	5,208	4,126	8,745

Total current liabilities		187,601	195,834	175,663
Non-current liabilities:
Derivative liabilities	12	1,210	431	7,600
Pension and other employee obligations	13	4,565	4,485	4,286
Long term debt	11	36,674	42,889	94,658
Deferred revenue	15	4,072	5,976	3,515
Other non-current liabilities	16	2,675	2,978	3,727
Deferred tax liabilities	23	4,097	5,146	8,226

Total non-current liabilities		53,293	61,905	122,012

TOTAL LIABILITIES		240,894	257,739	297,675

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,078,881, 44,443,726 and 43,743,953 shares each as at March 31,2012, March 31,2011 and April 1, 2010, respectively)	17	7,842	6,955	6,848
Share premium		263,529	211,430	206,968
Retained earnings		59,122	46,589	28,676
Other components of equity		(46,366)	(118)	3,852

Total shareholders’ equity		284,127	264,856	246,344

TOTAL LIABILITIES AND EQUITY		$525,021	$522,595	$544,019

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2012	2011
Revenue	18	$474,122	$616,251
Cost of revenue	18,19	340,951	490,021

Gross profit		133,171	126,230
Operating expenses:
Selling and marketing expenses	19	26,336	23,454
General and administrative expenses	19	51,344	56,363
Foreign exchange gains, net		(1,948)	(15,123)
Amortization of intangible assets		29,476	31,810

Operating profit		27,963	29,726
Other income, net	21	(43)	(1,125)
Finance expense	20	4,017	11,446

Profit before income taxes		23,989	19,405
Provision for income taxes	23	11,456	1,492

Profit		$12,533	$17,913

Earnings per share of ordinary share	24
Basic		$0.28	$0.40

Diluted		$0.27	$0.40

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2012	2011
Profit		$12,533	$17,913

Other comprehensive income/(loss), net of taxes	23
Pension adjustment		108	683
Changes in fair value of cash flow hedges:
Current year (loss)/gain		(5,992)	(11,466)

Reclassification to profit/(loss)		(2,967)	(378)
Foreign currency translation		(37,397)	7,191

Total other comprehensive loss, net of taxes		$(46,248)	$(3,970)

Total comprehensive (loss)/income		$(33,715)	$13,943

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except per share data)

					Other components of equity
	Share capital				Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Total shareholders’ equity
	Number	Par value	Share premium	Retained earnings

Balance as at April 1, 2010	43,743,953	$6,848	$206,968	$28,676	$(11,578)	$15,430	$—	$246,344
Shares issued for exercised options and restricted share units (“RSUs”)	699,773	107	672	—	—	—	—	779

Share-based compensation			3,221					3,221

Excess tax benefits from exercise of share-based options and RSUs	—	—	569	—	—	—	—	569

Transactions with owners	699,773	107	4,462	—	—	—	—	4,569

Profit	—	—	—	17,913	—	—	—	17,913
Other comprehensive income/(loss), net of taxes	—	—	—	—	7,191	(11,844)	683	(3,970)

Total comprehensive income for the period	—	—	—	17,913	7,191	(11,844)	683	13,943

Balance as at March 31, 2011	44,443,726	$6,955	$211,430	$46,589	$(4,387)	$3,586	$683	$264,856

					Other components of equity
	Share capital				Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Total shareholders’ equity
	Number	Par value	Share premium	Retained earnings

Balance as at April 1, 2011	44,443,726	$6,955	$211,430	$46,589	$(4,387)	$3,586	$683	$264,856

Issue of ordinary shares net of issuance cost (net of tax)	5,400,000	849	45,448	—	—	—	—	46,297
Shares issued for exercised options and restricted share units (“RSUs”)	235,155	38	93	—	—	—	—	131

Share-based compensation	—	—	5,316	—	—	—	—	5,316
Excess tax benefits from exercise of share-based options and RSUs	—	—	1,242	—	—	—	—	1,242

Transactions with owners	5,635,155	887	52,099	—	—	—	—	52,986

Profit	—	—	—	12,533	—	—	—	12,533
Other comprehensive income/(loss), net of taxes	—	—	—	—	(37,397)	(8,959)	108	(46,248)

Total comprehensive income for the period	—	—	—	12,533	(37,397)	(8,959)	108	(33,715)

Balance as at March 31, 2012	50,078,881	$7,842	$263,529	$59,122	$(41,784)	$(5,373)	$791	$284,127

See accompanying notes

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except per share data)

	Year ended March 31,
	2012	2011
Cash flows from operating activities:
Profit	$12,533	$17,913
Adjustments to reconcile profit to net cash generated from operating activities:
Depreciation and amortization	45,436	49,429
Share-based compensation	5,309	3,218
Amortization of debt issue cost	669	1,281
Allowance for doubtful accounts	1,171	1,249
Unrealized exchange loss, net	1,880	1,040
Current tax expense	22,832	13,263
Interest expense	3,348	10,165
Interest income	(63)	(101)
Dividend income	(424)	—
Gain on sale of property and equipment	(9)	(19)
Deferred income taxes	(11,376)	(11,771)
Deferred rent	214	(16)
Excess tax benefit from share based compensation	(1,242)	(569)
Unrealized gain on derivative instruments	20	(5,445)
Others, net	56	56
Changes in operating assets and liabilities:
Accounts receivable and unbilled revenue	4,657	(20,409)
Other current assets	(11,113)	7,423
Accounts payable	3,763	13,643
Deferred revenue	(2,594)	4,381
Other liabilities	1,501	(26,914)

Cash generated from operating activities before interest and income taxes	76,568	57,817

Income taxes paid	(13,946)	(13,711)
Interest paid	(5,437)	(8,412)
Interest received	62	112

Net cash provided by operating activities	57,247	35,806

Cash flows from investing activities
Earn-out payment	—	(494)
Purchase of remaining (35%) stake in joint venture	(2,132)	—
Subscription of shares in a non-profit organization	—	(2)
Purchase of property and equipment and intangibles	(21,218)	(15,263)
Proceeds from release of deposit	—	34
Marketable securities purchased, net	(27,995)	—
Proceeds from sale of property and equipment, net	212	309
Dividend received	437	—

Net cash used in investing activities	(50,696)	(15,416)

Cash flows from financing activities
Proceeds from issuance of ordinary shares through public offering	49,950	—
Direct cost incurred in relation to public offering	(3,636)	—
Proceeds from exercise of stock options	131	779
Repayment of long term debt	(50,000)	(107,750)
Proceeds from long term debt	20,396	64,895
Payment of debt issuance cost	(102)	(1,093)
Proceeds from short term borrowings, net	9,454	13,608
Excess tax benefit from share based compensation	1,242	569

Net cash provided (used) by financing activities	27,435	(28,992)

Exchange difference on cash and cash equivalents	(14,351)	3,381
Net change in cash and cash equivalents	19,635	(5,221)
Cash and cash equivalents at the beginning of the period	27,090	32,311

Cash and cash equivalents at the end of the period	$46,725	$27,090

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process outsourcing (“BPO”) company with client service offices in Australia, London (UK), New Jersy (US), Singapore and delivery centers in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK and the US. The Company’s clients are primarily in the travel, banking, financial services, insurance, healthcare and utilities, retail and consumer product industries.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

These consolidated financial statements were authorized for issue by the Board of Directors on April 26, 2012.

2. Summary of significant accounting policies

a.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

These consolidated financial statements for the fiscal year ended March 31, 2012 are covered by International Financial Reporting Standards (“IFRS”) 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), as they are Company’s first annual IFRS financial statements.

The Company has adopted IFRS and the adoption was carried out in accordance with IFRS 1. The transition was carried out from United States generally accepted accounting principles (“US GAAP”) which is considered as the Previous GAAP. An explanation of the effect of the transition from Previous GAAP to IFRS on the Company’s equity and profit and comprehensive income is provided in note 2.y.

Accounting policies have been applied consistently to all periods presented in the consolidated financial statements including the preparation of the IFRS opening statement of financial position as at April 1, 2010 (“Transition Date”) for the purpose of the transition to IFRS and as required by IFRS 1.

b.	Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-

a.	Derivative financial instruments;

b.	Share based payment transactions; and

c.	Marketable securities.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

c.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the consolidated financial statements is included in the following notes:

i.	Revenue recognition:

The Company has, in limited instances, minimum commitment arrangements, wherein the service contracts provide for a minimum revenue commitment on a cumulative basis over multiple years, stated in terms of annual minimum amounts. However, when the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in subsequent years, the Company recognizes deferred revenue for the shortfall which has been invoiced and received. To the extent the Company has sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recognized as revenue in that period.

Key factors that are used to determine whether the Company has sufficient experience include:

•	the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and the Company;

•	the length of time for which the Company has such historical experience;

•	future volume expected based on projections received from the client; and

•	the Company’s internal expectations of the ongoing volume with the client.

Otherwise the deferred revenue will remain until such time the Company concludes that it will not receive revenue in excess of the minimum commitment.

For certain agreements, the Company has retroactive discounts related to meeting agreed volumes. In such situations, the Company records revenue at the discounted rate, although the Company initially bills at the higher rate, unless the Company can determine that the agreed volumes will not be met, based on the factors discussed above.

The Company provides automobile claims handling services, wherein the Company enters into contracts with its clients to process all their claims over the contract period and the fees are determined either on a per claim basis or is a fixed payment for the contract period. Where the contracts are on a per claim basis, the Company invoices the client at the inception of the claim process. The Company estimates the processing period for the claims and recognizes revenue over the estimated processing period. This processing period generally ranges between one to two months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any.

ii.	Allowance for doubtful accounts:

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and levels of payments received and necessitate a change in estimated losses.

iii.	Current income taxes:

The major tax jurisdictions for the Company are India, United Kingdom and the United States of America, though the Company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iv.	Deferred income taxes:

The assessment of the probability of future taxable profit in which deferred tax assets can be utilized is based on the Company’s latest approved budget forecast, which is adjusted for significant non-taxable profit and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the numerous jurisdictions in which the Company operates are also carefully taken into consideration. If a positive forecast of taxable profit indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

v.	Impairment:

An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. The actual results may vary, and may cause significant adjustments to the Company’s assets within the next financial year.

In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

vi.	Valuation of derivative financial instrument:

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

vii.	Accounting for defined benefit plans:

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include expected return on plan assets, discount rate assumptions and rate of future compensation increases. To estimate these factors, actuarial consultants also use estimates such as withdrawal, turnover, and mortality rates which require significant judgment. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

viii.	Other estimates:

Other significant estimates and assumptions that affect the financial statements include, but are not limited to, income-tax uncertainties and other contingencies, depreciation and amortization periods and the share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

d.	Basis of consolidation

The Company consolidates entities over which it owns or controls. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

i.	Business combinations

Business combinations consummated subsequent to the Transition Date are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations”.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets.

Transaction costs that the Company incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

ii.	Transactions eliminated on consolidation

All significant inter-company balances, transactions, income and expenses including unrealized income or expenses are eliminated on consolidation.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

e.	Functional and presentation currency

The consolidated financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which these entities operate (i.e. the functional currency). The consolidated financial statements are presented in US dollars (USD) which is the presentation currency of the Company and has been rounded off to the nearest thousands.

f.	Foreign currency transactions and translation

i.	Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income. Gains/losses relating to translation or settlement of trading activities are disclosed under foreign exchange gains/losses and translation or settlements of financing activities are disclosed under finance expenses except the foreign exchange gains/losses on borrowings which are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/losses, net within results from operating activities.

ii.	Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into USD using exchange rates prevailing at the reporting date. Income and expense are translated at the average exchange rates for the period. Exchange differences arising, if any, are recorded in equity as part of the Company’s other comprehensive income. Such exchange differences are recognized in the statement of income in the period in which such foreign operations are disposed. Goodwill and fair value adjustments arising on the acquisition of foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

g.	Financial instruments — initial recognition and subsequent measurement

Financial instruments are classified in the following categories:

•	Non-derivative financial assets comprising loans and receivables and available-for-sale.

•	Non-derivative financial liabilities comprising long term and short term borrowings and trade and other payables.

•	Derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss (“FVTPL”).

The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of the Company’s financial instruments at initial recognition.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

i.	Non-derivative financial assets

a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, funds held for clients and other assets.

b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition, these are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the statement of income. These are presented as current assets unless management intends to dispose of the assets after 12 months from the balance sheet date.

ii.	Non derivative financial liabilities

All financial liabilities are recognized initially at fair value, except in the case of loans and borrowings which are recognized at fair value net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings.

Trade and other payables maturing later than 12 months after the balance sheet date are presented as non-current liabilities.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

iii.	Derivative financial instruments and hedge accounting

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counter party is a bank. The Company holds derivative financial instruments such as foreign exchange forward and option contracts and interest rate swaps to hedge certain foreign currency and interest rate exposures.

Cash flow hedges

The Company recognizes derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation.

For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income (loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains /losses, net in the statement of income. Gains/losses on cash flow hedges on intercompany forecasted revenue transactions are recorded in foreign exchange gains/losses and cash flow hedge on interest rate swaps are recorded in finance expense. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iv.	Offsetting of financial instruments

Financial assets and financial liabilities are offset against each other and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

v.	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit risk, foreign exchange rates, and forward and spot prices for currencies.

vi.	Impairment of financial assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

a)	Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the statement of income.

b)	Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the statement of income upon impairment.

h.	Equity and share capital

i.	Share capital and share premium

The Company has only one class of equity shares. Par value of the equity share is recorded as the share capital and the amount received in excess of par value is classified as share premium. The credit corresponding to the share-based compensation and excess tax benefit related to the exercise of share options is recorded in share premium.

ii.	Retained earnings

Retained earnings comprise the Company’s undistributed earnings after taxes.

iii.	Other components of equity

Other components of equity consist of the following:

Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized net of taxes.

Foreign currency translation reserve

Foreign currency translation consists of the exchange difference arising from the translation of financial statement of foreign subsidiaries.

Pension adjustments

This reserve represents cumulative actuarial gain and losses recognized on defined benefits plans.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

i.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash equivalents are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.

j.	Bank deposits and marketable securities

Bank deposits consist of term deposits with an original maturity of more than three months. The Company’s marketable securities represent highly liquid investments and are acquired principally for the purpose of earning daily dividend income. All additions and redemptions of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. All marketable securities are classified under Available-for-sale category of financial instruments and are recorded at amortized cost, with changes in fair value, if any recognized in the other comprehensive income. Interest and dividend income earned on these investments are recorded in statement of income.

k.	Funds held for clients

Some of the Company’s agreements in the auto claims handling services allow the Company to temporarily hold funds on behalf of the client. The funds are segregated from the Company’s funds and there is usually a short period of time between when the Company receives these funds from the client and when the payments are made on their behalf.

l.	Property and equipment

Property and equipment are stated at historical cost, except for certain items of furniture, fixture and office equipment and leasehold improvements for which fair value as of the Transition Date is taken as its deemed cost (see note 2 x. a)ii.), and depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset description	Asset life (in years)
Buildings	20
Computers and software	3-4
Furniture, fixtures and office equipment	2-5
Vehicles	3
Leasehold improvements	Lesser of estimated useful life or lease term

Assets acquired under finance leases are capitalized as assets by the Company at the lower of the fair value of the leased property or the present value of the related lease payments or where applicable, the estimated fair value of such assets. Assets under finance leases and leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the assets. Where the fair valuation of an asset on the Transition Date is taken as the deemed cost, the depreciation is calculated over its estimated remaining useful life.

Advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date are disclosed under the caption capital work-in-progress.

The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost to sell (“FVLCTS”) and its value-in-use (“VIU”). If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the statement of income. If at the reporting date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

m.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination for the purpose of impairment testing. Goodwill is tested, at the cash-generating unit (or group of cash generating units) level, for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses. Impairment loss on goodwill is not reversed. See further, discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

n.	Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired in a business combination are recorded at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. See further, discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets:

Asset description	Weighted average amortization period (in months)
Customer contracts	100
Customer relationship	90
Intellectual property rights	36
Leasehold benefits	48
Covenant not-to-compete	48
Software	56

o.	Impairment of intangible assets and goodwill

Goodwill is not subject to amortization and tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s FVLCTS and VIU. For the purposes of assessing impairment, assets are grouped at the cash generating unit level which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Intangible assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

p.	Employee benefits

i. Defined contribution plans

US Savings Plan

Eligible employees of the Company in the US participate in a savings plan (“the Plan”) under Section 401(k) of the United States Internal Revenue Code (“the Code”). The Plan allows for employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions to the Plan. The Plan provides that the Company can make optional contributions up to the maximum allowable limit under the Code.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately in an independently administered fund. The pension expense represents contributions payable to the fund maintained by the Company.

Provident Fund

Eligible employees of the Company in India, the Philippines and Sri Lanka participate in a defined contribution fund in accordance with the regulatory requirements in the respective jurisdictions. Both the employee and the Company contribute an equal amount to the fund which is equal to a specified percentage of the employee’s salary.

The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of income.

ii. Defined benefit plans

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $20 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

Gratuity liabilities are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively, in accordance with IAS 19, “Employee Benefits”. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income in the statement of comprehensive income in the period in which they arise.

iii. Compensated absences

The Company’s liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

q.	Share-based payments

The Company accounts for share-based compensation expense relating to share-based payments using a fair-value method in accordance with IFRS 2, “Share-based Payments”. Grants issued by the Company vest in a graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

r.	Provisions and accrued expenses

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money.

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

s.	Revenue recognition

The Company derives revenue from BPO services comprised of back office administration, data management, contact center management and auto claims handling services.

Revenue is recognized to the extent it is probable that the economic benefit will flow to the Company, the amount of revenue can be measured reliably, collection is probable, the cost incurred or to be incurred can be measured reliably. Revenue from rendering services is recognized on an accrual basis when services are performed.

Revenue earned by back office administration, data management and contact center management services

Back office administration, data management and contact center management contracts are based on the following pricing models:

a)	per full-time-equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

b)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

c)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

d)	outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, improvement in working capital, increase in collections or a reduction in operating expenses); or

e)	other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Revenues from the Company’s services are recognized primarily on a time-and-material, cost-plus or unit-priced basis. Revenues under time-and-material contracts are recognized as the services are performed. Revenues are recognized on cost-plus contracts on the basis of contractually agreed direct and indirect costs incurred on a client contract plus an agreed upon profit mark-up. Revenues are recognized on unit-price based contracts based on the number of specified units of work delivered to a client. Such revenues are recognized as the related services are provided in accordance with the client contract.

Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and are recognized as revenue when all the recognition criteria have been met. However, the costs related to the performance of BPO services unrelated to transition services (see discussion below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company has certain minimum commitment arrangements that provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. Where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. When the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in a subsequent year, the Company recognizes deferred revenue for the shortfall which has been invoiced and received. To the extent the Company has sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recorded as revenue in that period. In order to determine whether the Company has sufficient experience, the Company considers several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and the Company, (ii) the length of time for which the Company has such historical experience, (iii) future volume expected based on projections received from the client, and (iv) the Company’s internal expectations of ongoing volume with the client. Otherwise, the deferred revenue will remain until such time when the Company can conclude that it will not receive revenue in excess of the minimum commitment.

For certain BPO customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria using the guidance in IAS 18 “Revenue” (“IAS 18”), to be accounted for as a separate unit of accounting with stand-alone value separate from the ongoing BPO contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPO services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period incurred.

Revenue earned by auto claims handling services

Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the United Kingdom and the related payment processing for such repairs (“Accident Management”). With respect to Claims Handling, the Company receives either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and revenue for fixed fee is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by IAS 18, Illustrative example (“IE”) 21 — “Determining whether an entity is acting as a principal or as an agent”. When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether

a)	the Company has the primary responsibility for providing the services,

b)	the Company negotiates labor rates with repair centers,

c)	the Company is responsible for timely and satisfactory completion of repairs, and

d)	the Company bears the risk that the customer may not pay for the services provided (credit risk).

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

t.	Leases

The Company leases most of its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses. Rental expenses for operating leases with step rents are recognized on a straight-line basis over the lease term. When a lease agreement undergoes a substantial modification of the existing terms, it would be accounted as a new lease agreement with the resultant deferred rent liability credited to the statement of income.

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower.

u.	Income taxes

Income tax comprises current and deferred tax. Income tax expense is recognized in statements of income except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

i.	Current income tax

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable profit for the period. The tax rates and tax laws used to compute the amount are those that are enacted by the reporting date and applicable for the period. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances. Though the Company has considered all these issues in estimating its income taxes, there could be an unfavorable resolution of such issues that may affect results of the Company’s operations.

ii.	Deferred income tax

Deferred income tax is recognized using the balance sheet approach. Deferred income tax assets and liabilities are recognized for all deductible temporary differences arising between the tax bases of assets and liabilities and their carrying amount in financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of transaction.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax asset in respect of carry forward of unused tax credits and unused tax losses are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

The Company recognizes deferred tax liabilities for all taxable temporary differences except those associated with the investments in subsidiaries and associates where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

v.	Finance expense

Finance expense comprises interest cost on borrowings, transaction cost and the gains/losses on settlement of related derivative instruments. The foreign exchange gains/losses on borrowings are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/losses, net within results from operating activities. Borrowing costs are recognized in the statement of income using the effective interest method.

w.	Earnings per share

Basic earnings per share are computed using the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding during the period, except where the results would be anti-dilutive.

x.	Transition to IFRS

The Company’s consolidated financial statements for the year ended March 31, 2012 are the first annual consolidated financial statements prepared in compliance with IFRS.

The adoption of IFRS was carried out in accordance with IFRS 1, using April 1, 2010 as the Transition Date. IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS consolidated financial statements for the year ended March 31, 2012, be applied consistently and retrospectively for all fiscal years presented.

Until the adoption of IFRS, the financial statements included in the Company’s annual reports on Form 20-F and reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which is considered as the Previous GAAP.

All applicable IFRS have been applied consistently and retrospectively wherever required. The resulting difference between the carrying amounts of the assets and liabilities in the consolidated financial statements under IFRS and Previous GAAP as of the Transition Date are recognized directly in equity at the Transition Date.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In preparing these consolidated financial statements, the Company has availed itself of certain exemptions and complied with exceptions in accordance with IFRS 1 as explained below:

a)	Exemptions from retrospective application

The following are the optional exemptions available and elected by the Company:

i.	Business combinations exemption — The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3 (Revised) to business combinations consummated prior to Transition Date, pursuant to which goodwill and other assets acquired under business combinations prior to Transition Date have been stated at the carrying amount as per Previous GAAP.

ii.	Fair value as deemed cost exemption — The Company has applied the exemption as provided in IFRS 1 and measured specific items of property and equipment, on a selective basis within certain classes of assets, at its fair value as at the date of transition. The Company has chosen to fair value items of following classes of assets namely, furniture and fixtures, equipment and fittings, generators and leasehold improvements, as at the Transition Date. Consequent to this, the fair value as of Transition Date is taken as its deemed cost for all those assets within these classes of assets where the fair value was lower than the carrying value. Such impact has been taken to retained earnings. For all other assets within these classes of assets where the fair value was greater than the carrying value, those assets have not been restated and their Previous GAAP amount has been considered as cost under IFRS. For all other asset classes namely building, computers and software and vehicles, their Previous GAAP amount have been considered as cost under IFRS.

iii.	Employee benefits exemption — The Company has applied the exemption as provided in IFRS 1 relating to application of the corridor approach and recognized all cumulative actuarial gains and losses up to the date of transition to retained earnings. Any actuarial gains and losses after Transition Date would be recognized in other comprehensive income.

iv.	Fair value measurement of financial assets or liabilities at initial recognition — The Company has not applied the amendment offered by the revision of IAS 39, “Financial Instruments: Recognition and Measurement”, on the initial recognition of the financial assets and financial liabilities that are not traded in an active market.

b)	Exceptions from full retrospective application

The following are the exceptions from full retrospective application:

i.	De-recognition of financial assets and liabilities exception — No arrangements were identified that had to be assessed under this exception.

ii.	Hedge accounting exception — The Company has followed hedge accounting under Previous GAAP which is aligned to IFRS. Accordingly, this exception of not reflecting in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable to the Company.

iii.	Estimates exception — Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by Previous GAAP.

iv.	Noncontrolling Interest — The Company does not have noncontrolling interests under IFRS. Hence this exception is not applicable to the Company.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

y.	Reconciliations

As required under IFRS 1, the Company has prepared the reconciliations of equity and profit and comprehensive income in accordance with IFRS 1 to provide a quantification of the effect of the transition to IFRS from previous GAAP;

•	equity as at April 1, 2010;

•	equity as at March 31, 2011;

•	profit and comprehensive income for the year ended March 31, 2011

There is no material changes in cash flows statements, accordingly the reconciliation has not been presented.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Reconciliation of equity as at April 1, 2010

	Notes	Amount as per Previous GAAP	Effect of transition to IFRS	Amount as per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$32,311	$—	$32,311
Bank deposits and marketable securities		45	—	45
Trade receivables		44,821	—	44,821
Unbilled revenue		40,892	—	40,892
Funds held for clients		11,372	—	11,372
Current tax assets		5,602	—	5,602
Derivative assets		22,808	—	22,808
Prepayments and other current assets	1	17,127	(433)	16,694

Total current assets		174,978	(433)	174,545

Goodwill		90,662	—	90,662
Intangible assets		188,079	—	188,079
Property and equipment	2	51,700	(3,153)	48,547
Derivative assets		8,375	—	8,375
Deferred tax assets	3	27,143	(1,943)	25,200
Other non-current assets	1	8,953	(342)	8,611

TOTAL ASSETS		$549,890	$(5,871)	$544,019

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$27,900	$—	$27,900
Provisions	4	42,919	471	43,390
Derivative liabilities		17,597	—	17,597
Pension and other employee obligations	5	30,977	46	31,023
Current portion of long term debt	1	40,000	(433)	39,567
Deferred revenue		4,891	—	4,891
Income taxes payable		2,550	—	2,550
Other liabilities	6	7,069	1,676	8,745

Total current liabilities		173,903	1,760	175,663

Derivative liabilities		7,600	—	7,600
Pension and other employee obligations	5	3,921	365	4,286
Long term debt	1	95,000	(342)	94,658
Deferred revenue		3,515	—	3,515
Other non-current liabilities		3,727	—	3,727
Deferred tax liabilities	3	8,343	(117)	8,226
Redeemable noncontrolling interest	6	278	(278)	—

TOTAL LIABILITIES		296,287	1,388	297,675

Shareholders’ equity:
Share capital		6,848	—	6,848
Share premium	7,8	203,531	3,437	206,968
Retained earnings	2,3,4,5,6,7,8,9	50,797	(22,121)	28,676
Other components of equity	3,5,6,9	(7,573)	11,425	3,852

Total shareholders’ equity		253,603	(7,259)	246,344

TOTAL LIABILITIES AND EQUITY		$549,890	$(5,871)	$544,019

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Notes:

1.	Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $433 and $342 and current portion and non-current portion of the long term debt are lower by $433 and $342, respectively.

2.	The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those assets within these classes of assets where the fair value is lower than the carrying value. For all other assets within these classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, property and equipment under IFRS is lower by $3,153, with a corresponding impact to retained earnings.

3.	Certain deferred tax credits (net) amounting to $1,826 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:

a)	accelerated amortization of share-based compensation expense in the initial years following the grant of share options and measurement of deferred tax asset based on share price at each reporting date under IFRS amounting to a credit of $1,408;

b)	time value of purchased options amounting to a credit of $720;

c)	application of substantially enacted tax rates amounting to a credit of $203; and

d)	deferred tax debit amounting to $505 on account of election of IFRS 1 exemption on the Transition Date relating to selective measurement of items of property and equipment at their fair value.

The above adjustments have an impact on retained earnings and other components of equity.

4.	Under IFRS, any contingent consideration payable on the date of acquisition shall be recognized at the fair value on the acquisition date and shall be recognized as a liability. The transition guidance on IFRS 3 requires contingent consideration balances arising from previous business combinations to be accounted as cost of acquisition and adjusted to goodwill, which do not apply to a first time adopter of IFRS. However IFRS 1 states that only intangible assets and its’ related deferred tax recognized under Previous GAAP that do not meet the recognition criteria under IFRS be adjusted against goodwill. Under IFRS, the Company has recognized $471 of contingent consideration as liability and the corresponding impact to retained earnings. Under Previous GAAP, such earn out consideration was recorded as an addition to goodwill.

5.	Under employee benefits in India, the defined benefit plan provides for a lump-sum payment to eligible employees at retirement, death and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment, subject to a maximum of approximately $8 per employee. In March 2010, the Indian Union Cabinet gave its consent for enhancing the gratuity limit at the time of retirement from $8 to $22 per employee in India. The amendment was subsequently passed in the Parliament on May 2010. As a result of the law being substantially enacted on the Transition Date, the carrying value of employee benefits increased by $255 with a corresponding impact to retained earnings. The impact of the above change was accounted in the first quarter of fiscal 2011 under Previous GAAP.

Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result, the carrying value of employee benefits increased by $156 with a corresponding impact to retained earnings.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, the Company has recognized $454 in retained earnings under IFRS with a corresponding debit to other comprehensive income.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	Under IFRS, the noncontrolling interest is derecognized, since the Company believes that the risk and reward of ownership of the joint venture always vested with the Company.

Under IFRS, the put option in the joint venture agreement has been classified as a financial liability and valued based on the probability weighted assessment of possible outcomes of the various conditions for the put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option amounting to $1,676.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

As a result, under IFRS, the redemption value of redeemable noncontrolling interest of $278 has been reclassed to other liabilities. Further, this liability was increased by $1,398 to record the existing obligation as at the Transition Date with a corresponding debit to retained earnings of $1,354 and a debit of $44 to other components of equity.

7.	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the share-based compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of share-based compensation expense in the initial years following the grant of share options.

Under Previous GAAP, an entity was allowed to recognize the share-based compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

Accordingly, the share-based compensation expense recognized under IFRS is higher by $2,150 as at the Transition Date in respect of the unvested awards.

8.	Under the Indian tax laws, Fringe Benefit Tax (“FBT”) was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or Restricted Share Unit (“RSUs”), employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, the Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian option holders, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, the charge in FBT was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The grant date fair values of options and RSUs computed under Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of the change in accounting treatment under IFRS, share-based compensation expense is higher by $1,287 as on the Transition Date.

9.	Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $11,015 (net of tax) and a corresponding debit to retained earnings. Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Reconciliation of equity as at March 31, 2011

	Notes	Amount as per Previous GAAP	Effect of transition to IFRS	Amount as per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$27,090	$—	$27,090
Bank deposits and marketable securities		12	—	12
Trade receivables		78,586	—	78,586
Unbilled revenue		30,837	—	30,837
Funds held for clients		8,799	—	8,799
Current tax assets		8,502	—	8,502
Derivative assets		11,182	—	11,182
Prepayments and other current assets	1	16,679	(232)	16,447

Total current assets		181,687	(232)	181,455

Investments		2	—	2
Goodwill	2	94,036	(503)	93,533
Intangible assets		156,587	—	156,587
Property and equipment	3	48,592	(1,414)	47,178
Derivative assets		2,282	—	2,282
Deferred tax assets	4	36,820	(3,302)	33,518
Other non-current assets	1	8,413	(373)	8,040

TOTAL ASSETS		$528,419	$(5,824)	$522,595

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$43,748	$—	$43,748
Provisions		32,933	—	32,933
Derivative liabilities		9,963	—	9,963
Pension and other employee obligations	5	31,034	(5)	31,029
Short term line of credit		14,593	—	14,593
Current portion of long term debt	1	50,000	(608)	49,392
Deferred revenue		6,962	—	6,962
Income taxes payable		3,088	—	3,088
Other liabilities	9	2,359	1,767	4,126

Total current liabilities		194,680	1,154	195,834

Derivative liabilities		431	—	431
Pension and other employee obligations	5	4,087	398	4,485
Long term debt	1	43,095	(206)	42,889
Deferred revenue		5,976	—	5,976
Other non-current liabilities		2,978	—	2,978
Deferred tax liabilities	4	5,953	(807)	5,146

TOTAL LIABILITIES		257,200	539	257,739

Shareholders’ equity:
Share capital		6,955	—	6,955
Share premium	6,7,10	208,050	3,380	211,430
Retained earnings	2,3,4,5,6,7,8,9,10	60,259	(13,670)	46,589
Other components of equity	4,5,8,9	(4,045)	3,927	(118)

Total shareholders’ equity		271,219	(6,363)	264,856

TOTAL LIABILITIES AND EQUITY		$528,419	$(5,824)	$522,595

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Notes:

1.	Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $505 and $90 and current portion and non-current portion of the long term debt are lower by $505 and $90, respectively.

Further, under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost incurred with third parties for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the same has been netted off against the long term debt. As a result, under IFRS, the long term debt is lower by $219.

Under IFRS, lease deposits have been recorded at fair value, and the resultant difference between the fair value and carrying value is shown as prepaid rent. As a result, prepayment and other current assets have increased by $273 and other non-current assets have reduced by $283.

2.	Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized contingent consideration as additional liability and retained earnings on the Transition Date. Consequently, goodwill under IFRS is lower by $503.

3.	The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those assets within these classes of assets where the fair value was lower than the carrying value. For all other assets within these classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, under IFRS, property and equipment is lower by $1,414, with a corresponding impact to retained earnings.

4.	Certain deferred tax credits (net) amounting to $2,495 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:

a)	accelerated amortization of share-based compensation expense amounting to a credit of $1,119;

b)	time value of purchased options amounting to a credit of $1,672;

c)	application of substantially enacted tax rates amounting to $198; and

d)	deferred tax debit amounting to $494 on account of the following:

i)	$426 on account of selective measurement of items of property and equipment at its fair value; and

ii)	deferred tax created on employee benefits plan in India of $68.

The above adjustment has an impact on retained earnings and other components of equity.

5.	Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result, the carrying value of employee benefits increased by $393 with a corresponding impact to retained earnings.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, under IFRS, the Company has recognized $425 into retained earnings.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the share-based compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of share-based compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the share-based compensation expense, relating to share options which vest in a graded manner on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. As a result of the change in accounting treatment under IFRS, share premium is higher by $1,858 on account of higher share-based compensation expense.

7.	Under the Indian tax laws, FBT was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or RSUs, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian optionees, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, FBT charge was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37. The grant date fair values of options and RSUs computed under the Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of the change in accounting treatment under IFRS, share premium is higher by $782 on account of higher share-based compensation expense.

8.	Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $3,613 (net of tax).

9.	Under IFRS the redeemable noncontrolling interest is derecognized, since the Company believes that the risks and rewards of the joint venture always vested with the Company.

Under IFRS, the put option in the joint venture agreement has been classified as a financial liability and valued based on the probability weighted assessment of possible outcomes of the various conditions for the put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period. As a result, under IFRS, the share of losses on redeemable noncontrolling interest amounting to $53 recorded in other components of equity has been transferred to retained earnings.

10.	Under IFRS, the deferred tax asset on share-based compensation expense is adjusted based on the prevailing share price at each reporting date. Any fluctuation in share price will result in a change in deferred tax. At the time of exercise of options, any excess deferred tax created is recognized as a charge in the statement of income.

Under Previous GAAP, deferred tax asset on share-based compensation expense is calculated at the date of the grant of option. At the time of exercise of option, the shortfall is recorded as a debit to equity to the extent prior excess tax benefits exist.

As a result of the change in accounting treatment under IFRS, the Company has recognized $740 of tax deficiency in the statement of income with a corresponding credit to share premium.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Reconciliation of profits for the year ended March 31, 2011

	Relevant notes for adjustment	Amount as per Previous GAAP	Effect of transition to IFRS	Amount as per IFRS	Reclassification	Amount as per IFRS
Revenue		$616,251	$—	$616,251	$—	$616,251
Cost of revenue	1,2,3,4	491,847	(1,826)	490,021	—	490,021

Gross profit		124,404	1,826	126,230	—	126,230
Operating expenses:
Selling and marketing expenses	1,3	23,787	(333)	23,454	—	23,454
General and administrative expenses	1,3	56,756	(393)	56,363	—	56,363
Foreign exchange gain	9	—	—	—	(15,123)	(15,123)
Amortization of intangible assets		31,810	—	31,810		31,810

Operating profits		12,051	2,552	14,603	15,123	29,726
Other (income)/expense, net	4,6,9	(6,106)	(6,914)	(13,020)	11,895	(1,125)
Finance expense	5	8,018	200	8,218	3,228	11,446

Profit before income taxes		10,139	9,266	19,405	—	19,405
Provision for income taxes	7	1,052	440	1,492	—	1,492

Profit after tax		9,087	8,826	17,913	—	17,913
Redeemable noncontrolling interest	8	(730)	730	—	—	—

Profit		$9,817	$8,096	$17,913	$—	$17,913

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Reconciliation of comprehensive income for the year ended March 31, 2011

	Relevant notes for adjustments	Amount as per Previous GAAP	Effect of transition to IFRS	Amount as per IFRS	Reclassification	Amount as per IFRS
Profit		$9,087	$8,826	$17,913	$—	$17,913
Other comprehensive income for the period, net of taxes
Pension adjustment	10	788	(105)	683	—	683
Changes in fair value of cash flow hedges	11	(4,707)	(7,137)	(11,844)	—	(11,844)
Foreign currency translation	1	7,544	(353)	7,191	—	7,191

Total other comprehensive income/ (loss), net of taxes		3,625	(7,595)	(3,970)	—	(3,970)

Less: Comprehensive income attributable to redeemable noncontrolling interest	12	(633)	633	—	—	—

Total comprehensive income		$13,345	$598	$13,943	$—	$13,943

Notes:

1.	Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. As a result, under IFRS, the depreciation charge is lower by $1,524 in cost of revenue, $206 in selling and marketing expenses and $12 in general and administrative expenses.

2.	Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result of the change in discount rates, under IFRS, the employee benefit expense has reduced by $49 in cost of revenue.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	Under IFRS, the Company amortizes share-based compensation expense, relating to share options which vest in a graded manner on an accelerated basis. Under Previous GAAP, share-based compensation expense is recorded on a straight-line basis. Accordingly, due to the change in expense recognition method under IFRS, the Company has recognized lower share-based compensation expense of $286 in cost of revenue, $127 in selling and marketing expenses and $381 in general and administrative expenses.

4.	Under IFRS, the Company has recorded at fair value lease deposits and the resultant difference between the amount paid and fair value is recognized as prepaid rent difference. As a result of the fair valuation, under IFRS, the cost of revenue has increased by $33 on account of the amortization of deferred rent cost on a straight line basis and recorded interest income $23 based on the effective interest rate method.

5.	Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt and amortized to the statement of income over the period of the loan. As a result, under IFRS, the expenses are higher on account of debt issue cost amortization by $200.

6.	Under Previous GAAP, for effective hedges, the premium paid for purchased options is recorded in other comprehensive income. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period and the resultant gains or losses are reported under the statement of income. As a result, under IFRS, the Company has recognized foreign exchange gains of $6,496.

Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issuance cost incurred with third parties for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue cost has been netted off against the long term debt. As a result, under IFRS, the other (income)/expenses are lower by $418.

The Company recorded revaluation loss on account of payout made in respect of contingent consideration amounting to $23.

7.	Certain deferred tax debit (net) amounting to $440 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:

a)	tax deficiencies on exercise of options recognized in the statement of income amounting to a debit of $738;

b)	selective measurement of items of property and equipment at their fair value amounting to a debit of $83;

c)	time value of purchased option amounting to a debit of $46;

d)	accelerated amortization of share-based compensation expense amounting to a credit of $132;

e)	deferred tax asset created on employee benefits in India amounting to a credit of $100; and

f)	application of substantially enacted rate amounting to a credit of $196.

8.	Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability. As a result, under IFRS, the Company bears all the losses attributable to noncontrolling interest amounting to $730.

9.	Under IFRS, the Company has reclassified and presented foreign exchange (gain)/losses as a separate line item under Operating Profits. Under Previous GAAP, these transactions were presented under Other (income)/expenses, net. Similarly, under IFRS, the mark to market loss of $3,228 on interest rate swap has been reclassified into finance expense from Other (income)/expense.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Under Previous GAAP the Company recognizes actuarial gains and losses in other comprehensive income and subsequently, accumulated gains and losses over and above the 10% corridor are recognized, systematically over the expected working lives of the employees, as an expense component of net periodic benefit cost. Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses in other comprehensive income and subsequently not to recognize the same in the statement of income. As a result, under IFRS, the other comprehensive income with respect to pension adjustment is lower by $105.

11.	Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. As a result, under IFRS, the other comprehensive income with respect to cash flow hedges (net of tax) is lower by $7,137.

12.	Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

Under IFRS, the Company bears all the changes attributable to redeemable noncontrolling interest. Consequently, the other comprehensive income with respect to noncontrolling interest is higher by $633.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2012 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	International Accounting Standards Board (“IASB”) issued an amendment in IFRS 7 “Financial Instruments: Disclosure” (“IFRS 7”) that requires additional quantitative and qualitative disclosures relating to transfers of financial assets effective for annual periods beginning on or after July 1, 2011 with earlier application permitted, where:

•	financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them (e.g., options or guarantees on the transferred assets); and

•	financial assets are not derecognized in their entirety.

The Company envisage there will be no impact of this additional disclosure requirement on its consolidated financial statements.

ii.	In November 2009, the IASB issued IFRS 9 “Financial Instruments: Classification and Measurement” (“IFRS 9”). This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, viz. those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (IFRS 9 R). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

IFRS 9 is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

iii.	In May 2011, the IASB issued IFRS 13 “Fair Value Measurements” (“IFRS 13”). IFRS 13 defines fair value, provides single IFRS framework for measuring fair value; and requires disclosure about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

iv.	In May, 2011, the IASB issued IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) which replaces consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement is effective for the annual period beginning on or after January 1, 2013 with earlier application permitted so long as each of this standard is applied together with other four standards as mentioned below;

IFRS 11 “Joint Arrangements”

IFRS 12 “Disclosure of Interest in Other Entities”

IAS 27 (Revised) “Separate Financial Statements”

IAS 28 (Revised) “Investments in Associates and Joint Ventures”

The remainder of IAS 27, ‘Separate Financial Statements’, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Company’s consolidated financial statements.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities — Non-monetary Contributions by Ventures”, requires a single method, known as the equity method, to account for interests in jointly controlled entities. The proportionate consolidation method in joint ventures is prohibited. IAS 28, “Investments in Associates and Joint Ventures”, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRS 12 “Disclosure of Interest in Other Entities” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

The Company is currently evaluating the impact of the above pronouncements on the Company’s consolidated financial statements.

v.	In June 2011, the IASB published amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”). The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the statement of income. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after 1 July 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The Company has evaluated the requirements of IAS 1 (Amended) and the Company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

vi.	In June 2011, the IASB issued an amended IAS 19 “Employee Benefits”. This amendment is applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted. Apart from certain miscellaneous changes, key changes are:

a.	recognition of changes in the net defined liability/(assets) in other comprehensive income;

b.	introduced enhanced disclosures about defined benefit plans; and

c.	modified accounting for termination benefits.

The Company is currently evaluating the impact that the above amendment will have on its consolidated financial statements.

vii.	In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing an amendment to IAS 32 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosure”.

The amendment to IFRS 7 requires companies to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosure are effective for interim or annual periods beginning on or after January 1, 2013. It requires retrospective application for comparative periods.

The IASB has amended IAS 32 to clarify the meaning of ‘currently has a legally enforceable right of set off’ and ‘simultaneous realization and settlement’. The amendment’s clarify that to result in offset of a financial assets and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy.

Also the amendments clarify that the determination of whether the rights meets the legally enforceable criterion will depend on both the contractual terms entered into between the counterparties as well as the law governing the contract and the bankruptcy process in the event of bankruptcy or insolvency. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively for comparative periods.

The Company is currently evaluating the impact that the above amendments will have on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,	April 1,
	2012	2011	2010
Cash and bank balance	$34,821	$21,631	$25,320
Short term deposits with bank	11,904	5,459	6,991

Total	$46,725	$27,090	$32,311

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

5. Bank deposits and marketable securities

Bank deposits consist of term deposits with an original maturity of more than three months. The Company’s marketable securities represent short term investments and are acquired principally for the purpose of earning dividend income. Bank deposits and marketable securities consist of the following:

	As at
	March 31,	March 31,	April 1,
	2012	2011	2010
Bank deposits	$—	$12	$45
Marketable securities	26,384	—	—

Total	$26,384	$12	$45

6. Trade receivables

Trade receivables consist of the following:

	As at
	March 31,	March 31,	April 1,
	2012	2011	2010
Trade receivables	$71,287	$82,427	$47,234
Trade receivables from related parties	604	556	739
Allowances for doubtful account receivables	(5,470)	(4,397)	(3,152)

Total	$66,421	$78,586	$44,821

The movement in the allowances for doubtful accounts receivables is as follows:

	As at
	March 31, 2012	March 31, 2011	April 1, 2010
Balance at the beginning of the period	$4,397	$3,152	$1,935
Charged to operations	1,381	1,794	1,666
Write-off, net of collections	(27)	(183)	(20)
Reversal	(226)	(510)	(428)
Translation adjustment	(55)	144	(1)

Balance at the end of the period	$5,470	$4,397	$3,152

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7. Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	March 31,	March 31,	April 1,
	2012	2011	2010
Current:
Value Added Tax (VAT) receivables	$10,118	$10,103	$8,644
Deferred transition cost	944	1,153	907
Employee receivables	1,504	1,232	1,526
Advances to suppliers	2,341	1,006	1,035
Deposit with client	3,206	—	—
Prepaid expenses	3,551	2,581	2,101
Other assets	261	372	2,481

Total	$21,925	$16,447	$16,694

Non-current:
Deferred transition cost	$428	$734	$1,224
Transition premium	190	246	301
Deposits	6,262	7,060	7,086

Total	$6,880	$8,040	$8,611

8. Goodwill

The movement in goodwill balance by reportable segment as at March 31, 2012 and 2011 is as follows:

	WNS Global BPO	WNS Auto Claims	Total
Balance as at April 1, 2010	$59,515	$31,147	$90,662
Foreign currency translation	774	2,097	2,871

Balance as at March 31, 2011	$60,289	$33,244	$93,533
Foreign currency translation	(6,719)	(119)	(6,838)

Balance as at March 31, 2012	$53,570	$33,125	$86,695

The carrying value of goodwill allocated to the cash generating units (CGU) is as follows:

	As at
	March 31,	March 31,	April 1,
	2012	2011	2010
WNS Global BPO*	$4,453	$4,941	$4,903
Research & Analytics	44,962	51,177	50,704
Technology Services	4,155	4,171	3,908
WNS Auto Claims BPO	33,125	33,244	31,147

	$86,695	$93,533	$90,662

*	Excluding Research & Analytics and Technology Services

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Goodwill is tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The recoverable amount of the CGU is the higher of its FVLCTS and its VIU. The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections.

Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macro-economic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector

c)	The discount rates used are based weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by CGU, were as follows:

	CGU’s
	WNS Global BPO	Research and Analysis	Technology Services	WNS Auto Claims BPO

Discount rate	16%	16%	13%	13%
Perpetual growth rate	3%	3%	3%	2%

The assumptions used were based on the Company’s internal budget. The Company projected revenue, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter.

In arriving at its forecasts, the Company considered past experience, economic trends and inflation as well as industry and market trends. The projections also took into account factors such as the expected impact from new client wins and expansion from existing clients businesses and efficiency initiatives, and the maturity of the markets in which each business operates.

Based on the above, no impairment was identified as at March 31, 2012 as the recoverable value of the CGUs exceeded the carrying value.

An analysis of the calculation’s sensitivity to a reasonably possible change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9. Intangibles

The changes in the carrying value of acquired intangible for the year ended March 31, 2011 are as follows:

Gross carrying value	Customer contracts	Customer relationship	Intellectual property rights	Leasehold benefits	Covenant not- to-compete	Total

Balance as at April 1, 2010	$189,961	$64,891	$4,660	$1,835	$337	$261,684
Translation adjustments	249	617	314	—	16	1,196

Balance as at March 31, 2011	$190,210	$65,508	$4,974	$1,835	$353	$262,880

Accumulated amortization and impairment
Balance as at April 1, 2010	$49,301	$19,962	$3,344	$789	$209	$73,605
Amortization	21,270	8,822	1,198	459	61	31,810
Translation adjustments	248	351	270	—	9	878

Balance as at March 31, 2011	$70,819	$29,135	$4,812	$1,248	$279	$106,293

Net carrying value as at March 31, 2011	$119,391	$36,373	$162	$587	$74	$156,587

The changes in the carrying value of acquired intangible for the year ended March 31, 2012 are as follows::

Gross carrying value	Customer contracts	Customer relationship	Intellectual property rights	Leasehold benefits	Covenant not- to-compete	Software	Total

Balance as at April 1, 2011	$190,210	$65,508	$4,974	$1,835	$353	$—	$262,880
Additions	—	—	—	—	—	1,053	1,053
Translation adjustments	(14,243)	(1,026)	(18)	—	—	(36)	(15,323)

Balance as at March 31, 2012	$175,967	$64,482	$4,956	$1,835	$353	$1,017	$248,610

Accumulated amortization and impairment

Balance as at April 1, 2011	$70,819	$29,135	$4,812	$1,248	$279	$—	$106,293
Amortization	19,949	8,792	161	459	64	51	29,476
Translation adjustments	(1,396)	(884)	(17)	—	—	(3)	(2,300)

Balance as at March 31, 2012	$89,372	$37,043	$4,956	$1,707	$343	$48	$133,469

Net carrying value as at March 31, 2012	$86,595	$27,439	$—	$128	$10	$969	$115,141

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2012, the estimated remaining weighted average amortization periods for intangibles are as follows:

Balance Life (In months)
Customer contracts	56
Customer relationship	53
Leasehold benefits	3
Covenant not-to-compete	3
Software	54

The estimated annual amortization expense based on intangible balance and exchange rates, each as at March 31, 2012 are as follows:

Amount
2013	$26,438
2014	24,622
2015	24,544
2016	24,495
2017	15,042

$115,141

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Property and equipment, net

The changes in the carrying value of property and equipment for the year ended March 31, 2011 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improve- ments	Total
Balance as at April 1, 2010	$12,424	$59,828	$51,269	$2,299	$40,193	$166,013
Additions	170	5,375	5,184	1,180	4,326	16,235
Disposal/retirements	—	294	422	1,174	590	2,480
Translation adjustments	79	1,573	686	22	514	2,874

Balance as at March 31, 2011	$12,673	$66,482	$56,717	$2,327	$44,443	$182,642

Accumulated depreciation and impairment
Balance as at April 1, 2010	$846	$51,293	$41,128	$1,807	$27,885	$122,959
Depreciation	674	5,792	5,175	408	5,571	17,620
Disposal/retirements	—	256	452	547	605	1,860
Translation adjustments	19	1,334	566	15	403	2,337

Balance as at March 31, 2011	$1,539	$58,163	$46,417	$1,683	$33,254	$141,056

Capital work-in-progress						5,592

Net carrying value as at March 31, 2011						$47,178

The changes in the carrying value of property and equipment for the year ended March 31, 2012 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improve- ments	Total

Balance as at April 1, 2011	$12,673	$66,482	$56,717	$2,327	$44,443	$182,642
Additions	—	4,846	6,678	939	8,526	20,989
Disposal/Retirements	—	790	1,325	1,359	26	3,500
Translation adjustments	(1,178)	(5,870)	(6,209)	(259)	(5,019)	(18,535)

Balance as at March 31, 2012	$11,495	$64,668	$55,861	$1,648	$47,924	$181,596

Accumulated depreciation and impairment
Balance as at April 1, 2011	$1,539	$58,163	$46,417	$1,683	$33,254	$141,056
Depreciation	594	5,843	4,376	234	4,913	15,960
Disposal/Retirements	—	822	1,089	551	15	2,477
Translation adjustments	(287)	(5,380)	(5,285)	(189)	(3,977)	(15,118)

Balance as at March 31, 2012	$1,846	$57,804	$44,419	$1,177	$34,175	$139,421

Capital work-in-progress						3,243

Net carrying value as at March 31, 2012						$45,418

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $15,030 and $16,848 as at March 31, 2012 and 2011, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those assets within these classes of assets where the fair value is lower than the carrying value. For all other assets within these classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts.

The reconciliation of property and equipment from Previous GAAP to IFRS as at April 1, 2010 is as follows:

Assets	Carrying amount as per Previous GAAP	Effect of fair value as deemed cost	Carrying amount as per IFRS
Buildings	$11,578	$—	$11,578
Computers and Software	8,535	—	8,535
Furniture, fixtures and office equipment	13,086	(2,945)	10,141
Vehicles	492	—	492
Leasehold improvements	12,516	(208)	12,308

	$46,207	$(3,153)	$43,054

Capital work-in-progress	5,493	—	5,493

Property and equipment, net	$51,700	$(3,153)	$48,547

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Loans and borrowings

Short-term line of credit

The Company’s Indian subsidiary, WNS Global, has set up unsecured lines of credit of 960,000 ($18,872 based on the exchange rate on March 31, 2012) from The Hongkong and Shanghai Banking Corporation Limited, $15,000 from BNP Paribas and $9,057 from Citibank N.A, interest on which would be determined on the date of the borrowing. As at March 31, 2012 11,482 ($226 based on the exchange rate on March 31, 2012) was utilized for obtaining bank guarantees from the line of credit available with The Hongkong and Shanghai Banking Corporation Limited, and $14,908 and $9,057 was utilized for working capital requirements from the lines of credit available with BNP Paribas and Citibank N.A. respectively. These lines of credit can be withdrawn by bank at any point of time.

Long-term debt

The long- term loans and borrowings consist of the following:

				As at
				March 31, 2012		March 31, 2011
Currency	Interest rate		Final maturity ( fiscal year)	Foreign currency	Total	Foreign currency	Total
Indian Rupee	11.25%	*	2015	510,000	$10,026	—	$—
US dollars	3M USD Libor +2%	**	2013	$—	23,907	$—	73,297
US dollars	3M USD Libor +3%		2014	$—	3,189	$—	3,181
Pound Sterling	Bank of England base rate+1.95%	***	2016	£9,880	15,822	£9,880	15,803
Pound Sterling	Bank of England base rate+2.25%		2015	£6,120	9,761	£—	—

					$62,705		$92,281

Current portion of long term debt					$26,031		$49,392

Long term debt					$36,674		$42,889

*	The Company has entered into a currency swap to effectively reduce the overall cost
**	The Company has entered into a floating to fixed interest rate swap
***	From July 7, 2012 the revised rate will be Bank of England base rate+2.25%

On July 12, 2010 the Company entered into a term loan facility of $94,000 in Mauritius with interest equal to the three month US dollar LIBOR plus a margin of 2% per annum. In connection with the term loan, the Company has entered into an interest rate swap with banks to swap the variable portion of the interest based on US dollar LIBOR to a fixed average rate. This term loan was repayable in semi-annual installments of $20,000 on each of January 10, 2011 and July 11, 2011 and $30,000 on January 10, 2012 with the final installment of $24,000 payable on July 10, 2012. On January 10, 2011, July 11, 2011 and January 10, 2012, the Company made scheduled installment repayments of $20,000, $20,000 and $30,000, respectively, following which the amount outstanding under the facility is $24,000.

The Company has also established a £19,760 ($31,676 based on the exchange rate on March 31, 2012) line of credit in UK pursuant to a facility agreement dated June 30, 2010. This facility consists of a two year term loan facility of £9,880 ($15,838 based on the exchange rate on March 31, 2012) at the Bank of England (“BOE”) base rate plus a margin of 1.95% per annum and a working capital facility of £9,880 ($15,838 based on the exchange rate on March 31, 2012) at the BOE base rate plus a margin of 2.45% per annum which has been renewed on June 30, 2011.

On March 30, 2012, the Company signed a facility agreement in UK to roll over its existing term loan of £9,880 ($15,838 based on the exchange rate on March 31, 2012) from HSBC Bank plc (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015 and obtained from HSBC Bank plc an additional three-year term loan facility of £6,120 ($9,810 based on the exchange rate on March 31, 2012). The facilities will bear interest at BOE base rate plus a margin of 2.25% per annum with 20% of the principal amount of each loan to be repayable at the end of each of 18, 24 and 30 months and a final installment of 40% at the end of 36 months after drawdown. The Company has also renewed its working capital facility of £9,880 ($15,838 based on the exchange rate on March 31, 2012) in UK (which was originally scheduled to mature on July 1, 2012) up to March 31, 2013 at an interest rate of BOE base rate plus a margin of 2.45% per annum. As at March 31, 2012, the amount outstanding under the term loan facility was £16,000 ($25,648 based on the exchange rate on March 31, 2012) and there was no amount outstanding under the working capital facility.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company has also established a $3,200 line of credit in the Philippines pursuant to a facility agreement dated September 8, 2010. This facility consists of a three year term loan facility at the three-month US dollar LIBOR plus a margin of 3% per annum. As at March 31, 2012, the amount outstanding under the facility was $3,200.

On March 9, 2012, WNS Global entered into a three year term loan facility of 510,000 ($10,026 based on the exchange rate on March 31, 2012) in India with interest equal to 11.25% per annum for the first year with reset at the end of the first year. This term loan is repayable in two installments of 255,000 ($5,013 based on the exchange rate on March 31, 2012) on each of January 30, 2015 and February 27, 2015. In order to reduce the cost on this rupee-denominated term loan, the Company also entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan. The facility was fully drawn on March 12, 2012.

On March 30, 2012, WNS Global also signed a facility agreement with HSBC Bank (Mauritius) Limited for a three year external commercial borrowing of $7,000. The loan registration number for the said facility has been allotted by the Reserve Bank of India on April 11, 2012. The facility may be drawn in four tranches within six months from the date of the facility agreement This facility bears interest at a rate equivalent to three-month US dollar LIBOR plus a margin of 3.5% per annum. The principal amount of each tranche will be repayable at the end of three years from the date of each drawdown. On April 16, 2012, the Company has drawn $2,000 from this facility.

The Company has pledged trade receivables, other financial assets, property and equipment with a carrying amount of $196,652 and $161,964 as of March 31, 2012 and March 31, 2011 respectively as collaterals for the above borrowings. In addition, the above facility agreements contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio. As of March 31, 2012 the Company was in compliance with all of its covenants.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2012 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value
Cash and cash equivalents	$46,725	$—	$—	$—	$46,725
Bank deposits and marketable securities	—	—	—	26,384	26,384
Trade receivables	66,421	—	—	—	66,421
Unbilled revenue	35,878	—	—	—	35,878
Funds held for clients	20,706	—	—	—	20,706
Prepayments and other assets(1)	1,765	—	—	—	1,765
Investments	—	—	—	2	2
Other non-current assets(2)	6,262	—	—	—	6,262
Derivative assets	—	1,787	3,487	—	5,274

Total carrying value	$177,757	$1,787	$3,487	$26,386	$209,417

Total fair value	$176,192	$1,787	$3,487	$26,386	$207,852

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value
Trade payables	$—	$—	$47,304	$47,304
Current portion of long term debt	—	—	26,031	26,031
Long term debt	—	—	36,674	36,674
Short term line of credit	—	—	23,965	23,965
Other employee obligations(3)	—	—	25,621	25,621
Provision and accrued expenses(4)	—	—	31,049	31,049
Other liabilities(5)	—	—	961	961
Derivative liabilities	1,131	9,928	—	11,059

Total carrying value	$1,131	$9,928	$191,605	$202,664

Total fair value	$1,131	$9,928	$191,319	$202,378

Notes:

1.	Excluding non-financial assets $20,160.
2.	Excluding non-financial assets $618.
3.	Excluding non-financial liabilities $7,971.
4.	Excluding non-financial liabilities $805.
5.	Excluding non-financial liabilities $4,247.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by categories as at March 31, 2011 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value
Cash and cash equivalents	$27,090	$—	$—	$—	$27,090
Bank deposits and marketable securities	12	—	—	—	12
Trade receivables	78,586	—	—	—	78,586
Unbilled revenue	30,837	—	—	—	30,837
Funds held for clients	8,799	—	—	—	8,799
Prepayments and other assets(1)	1,604	—	—	—	1,604
Investments	—	—	—	2	2
Other non-current assets(2)	7,060	—	—	—	7,060
Derivative assets	—	8,409	5,055	—	13,464

Total carrying value	$153,988	$8,409	$5,055	$2	$167,454

Total fair value	$152,843	$8,409	$5,055	$2	$166,309

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value
Trade payables	$—	$—	$43,748	$43,748
Current portion of long term debt	—	—	49,392	49,392
Long term debt	—	—	42,889	42,889
Short term line of credit	—	—	14,593	14,593
Other employee obligations(3)	—	—	26,132	26,132
Provision and accrued expenses(4)	—	—	31,421	31,421
Other liabilities(5)	1,767	—	1,125	2,892
Derivative liabilities	5,410	4,984	—	10,394

Total carrying value	$7,177	$4,984	$209,300	$221,461

Total fair value	$7,177	$4,984	$208,747	$220,908

Notes:

1.	Excluding non-financial assets $14,843.
2.	Excluding non-financial assets $980.
3.	Excluding non-financial liabilities $9,382.
4.	Excluding non-financial liabilities $1,512.
5.	Excluding non-financial liabilities $1,234.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by categories as at April 01, 2010 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value
Cash and cash equivalents	$32,311	$—	$—	$—	$32,311
Bank deposits and marketable securities	45	—	—	—	45
Trade receivables	44,821	—	—	—	44,821
Unbilled revenue	40,892	—	—	—	40,892
Funds held for clients	11,372	—	—	—	11,372
Prepayments and other assets(1)	4,007	—	—	—	4,007
Other non-current assets(2)	7,086	—	—	—	7,086
Derivative assets	—	2,155	29,028	—	31,183

Total carrying value	$140,534	$2,155	$29,028	$—	$171,717

Total fair value	$140,521	$2,155	$29,028	$—	$171,704

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value
Trade payables	$—	$—	$27,900	$27,900
Current portion of long term debt	—	—	39,567	39,567
Long term debt	—	—	94,658	94,658
Other employee obligations(3)	—	—	27,308	27,308
Provision and accrued expenses(4)	—	—	42,516	42,516
Other liabilities(5)	1,676	—	4,341	6,017
Derivative liabilities	749	24,448	—	25,197

Total carrying value	$2,425	$24,448	$236,290	$263,163

Total fair value	$2,425	$24,448	$236,199	$263,072

Notes:

1.	Excluding non-financial assets $12,687.
2.	Excluding non-financial assets $1,525.
3.	Excluding non-financial liabilities $8,001.
4.	Excluding non-financial liabilities $874.
5.	Excluding non-financial liabilities $2,728.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2012 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,787	$—	$1,787	$—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	3,487	—	3,487	—
Investments available for sale	26,386	26,384	2	—

Total assets	$31,660	$26,384	$5,276	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$838	$—	$838	$—
Currency swap	293	—	293	—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	9,702	—	9,702	—
Interest rate swaps	226	—	226	—

Total liabilities	$11,059	$—	$11,059	$—

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2011 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$8,409	$—	$8,409	$—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	5,055	—	5,055	—
Investments available for sale	2	—	2	—

Total assets	$13,466	$—	$13,466	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$5,410	$—	$5,410	$—
Put option liability	1,767	—	1,767	—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	3,083	—	3,083	—
Interest rate swaps	1,901	—	1,901	—

Total liabilities	$12,161	$—	$12,161	$—

The fair value is estimated using the discounted cash flow approach and market rates of interest. The valuation technique involves assumption and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and other factors. During the year ended March 31, 2012 and 2011, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating rate borrowings. The Company has entered into a currency swap to convert Rupee liability into a US dollar liability, thereby reducing the overall borrowing cost. The Company’s primary exchange rate exposure is with the US dollars, pound sterling and the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income/ (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

The notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts are as follows:

	March 31, 2012	March 31, 2011	April 01, 2010
Forward contracts (Sell)
In US dollars	$140,306	$175,494	$168,244
In United Kingdom Pound Sterling	104,554	83,907	45,845
In Euro	8,953	5,394	3,317
In Australian dollars	5,511	—	—
Others	9,715	8,705	1,330

	$269,039	$273,500	$218,736

Option contracts (Sell)
In US dollars	$116,145	$126,597	$151,454
In United Kingdom Pound Sterling	126,336	114,535	57,752
In Euro	11,233	4,760	1,179
In Australian dollars	6,008	—	—
Others	4,500	4,120	778

	$264,222	$250,012	$211,163

The amount of gain/(loss) reclassified from other comprehensive income into statement of income, net of taxes in respective line items for the year ended March 31, 2012 and March 31, 2011 are as follows:

	March 31, 2012	March 31, 2011
Revenue	$1,552	$(2,409)
Foreign exchange gains, net	1,145	9,309
Finance expense	270	(6,522)

Total	$2,967	$378

As at March 31, 2012 the loss amounting to $5,373 on account of cash flow hedges, is expected to be reclassified from other comprehensive income into statement of income over a period of 24 months.

The ineffectiveness due to discontinuance of cash flow hedge on account of non-occurrence of original forecasted transactions by the end of the originally specified time period recognized in the statement of income for the years ended March 31, 2012 and March 31, 2011 amounted to a gain of $1,923 and a loss of $3,703.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk, interest risk, credit risk and liquidity risk. The Company’s primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company’s exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Risk management procedures

The Company manages market risk through treasury operations. Senior management and Board of Directors approve the Company’s treasury operations’ objectives and policies. The activities of treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. The Company’s foreign exchange committee, comprising the Chairman of the Board, Group Chief Executive Officer and Group Chief Financial Officer, is the approving authority for all hedging transactions.

Components of market risk

Exchange rate risk:

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2012 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPO segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options. The Company does not enter into hedging agreements for speculative purposes and does not anticipate non-performance by the counterparties.

Based upon the Company’s level of operations for the year ended March 31, 2012, a sensitivity analysis shows that a 10% appreciation in the pound sterling against the US dollar would have increased revenue for the year ended March 31, 2012 by approximately $36,223. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2012 by approximately $8,774.

The foreign currency risk from non-derivative financial instruments as at March 31, 2012 is as follows:

	As at March 31, 2012
	US Dollar	Pound Sterling	Indian Rupees	Euro	Other Currencies	Total
Cash and cash equivalents	$932	$559	$—	$88	$777	$2,356
Trade receivables	118,070	38,179	2,908	3,052	4,455	166,664
Unbilled revenue	1,801	2,484	—	1,524	482	6,291
Prepayments and other current assets	361	328	61	49	322	1,121
Other non-current assets	3	54	—	—	17	74
Trade payables	(43,575)	(12,345)	(4,439)	(3,254)	(1,503)	(65,116)
Provision and accrued expenses	(3,950)	(47)	(10)	(398)	(201)	(4,606)
Current portion of long term debt	(2,133)	—	—	—	—	(2,133)
Pension and other employee obligations	(28)	—	(9)	(18)	(277)	(332)
Short term line of credit	(9,057)	(14,908)	—	—	—	(23,965)
Long term debt	(1,067)	—	—	—	—	(1,067)
Other liabilities	(13)	1	—	—	(1)	(13)

Net assets (liabilities)	$61,344	$14,305	$(1,489)	$1,043	$4,071	$79,274

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2011 is as follows:

	As at March 31, 2011
	US Dollar	Pound Sterling	Indian Rupees	Euro	Other Currencies	Total
Cash and cash equivalents	$2,826	$752	$—	$125	$748	$4,451
Trade receivables	139,217	32,392	736	2,536	1,947	176,828
Unbilled revenue	1,722	1,925	—	2,406	127	6,180
Prepayments and other current assets	306	505	16	138	37	1,002
Non-current assets	15	62	—	—	—	77
Trade payables	(145,523)	(28,400)	(3,737)	(1,343)	(274)	(179,277)
Provision and accrued expenses	(2,332)	(110)	(112)	(48)	(122)	(2,724)
Pension and other employee obligations	(22)	(15)	—	(41)	(54)	(132)
Short term line of credit	(5,000)	—	—	—	—	(5,000)
Long term debt	(3,200)	—	—	—	—	(3,200)
Other liabilities	(13)	(561)	—	(1)	—	(575)

Net assets (liabilities)	$(12,004)	$6,550	$(3,097)	$3,772	$2,409	$(2,370)

The foreign currency risk from non-derivative financial instruments as at April 1, 2010 is as follows:

	As at April 1, 2010
	US Dollar	Pound Sterling	Indian Rupees	Euro	Other Currencies	Total
Cash and cash equivalents	$485	$650	$—	$261	$1,069	$2,465
Trade receivables	88,228	30,702	240	3,465	1,499	124,134
Unbilled revenue	592	33	—	3	1	629
Prepayments and other current assets	862	430	(1)	139	16	1,446
Non-current assets	22	60	—	—	—	82
Trade payables	(28,192)	(20,554)	(2,633)	(2,797)	(324)	(54,500)
Provision and accrued expenses	(2,633)	(870)	(12)	(70)	(1)	(3,586)
Pension and other employee obligations	(48)	(14)	—	(68)	(47)	(177)
Other liabilities	(714)	(3,585)	—	—	—	(4,299)

Net assets (liabilities)	$58,602	$6,852	$(2,406)	$933	$2,213	$66,194

Other currencies reflect currencies such as Philippines Peso (PHP), Sri Lankan Rupee (LKR), Romanian Leu (RON) etc.

As at March 31, 2012 and March 31, 2011 and April 1, 2010, every 5% increase/(decrease) of the respective foreign currencies compared to the functional currency of the Company would impact results from operating activities by approximately $3,964, $(119) and $3,310, respectively.

Interest risk:

The Company’s exposure to interest rate risk arises principally from borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the BOE base rate. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facility entered into in 2008, which was refinanced in 2010, the Company entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing the Company’s exposure to changes in market interest rates under the term loan. The outstanding swap agreements as at March 31, 2012 aggregated $24,000. If interest rates were to increase by 100 bps, additional annual interest expense on the Company’s floating rate borrowings would amount to approximately $208.

The Company monitors positions and does not anticipate non-performance by the counterparties. It intends to selectively use interest rate swaps, options and other derivative instruments to manage exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. The Company does not enter into hedging agreements for speculative purposes.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Credit risk:

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United Kingdom and the United States. Credit risk is managed through periodical assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable.

The percentages of revenue generated from top customer and top five customers are as follows:

	Year ended March 31,
	2012	2011
Revenue from top customer	17.3%	16.4%
Revenue from top five customers	41.4%	54.0%

Financial assets that are neither past due nor impaired

Cash equivalents, bank deposits and marketable securities, unbilled revenue and other assets, are neither past due and nor impaired except trade receivables as described below.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables. The Company’s credit period generally ranges from 30- 60 days. The age wise break up of trade receivables, net of allowances that are past due beyond credit period, are as follows:

	As at
	March 31, 2012	March 31, 2011	April 01, 2010
Neither past due nor impaired	$48,854	$44,323	$18,144
Past due but not impaired Past due 0-30 days	6,742	9,362	8,962
Past due 31-60 days	1,094	1,580	8,684
Past due 61-90 days	2,722	4,934	4,975
Past due over 90 days	12,479	22,784	7,208

Total	$71,891	$82,983	$47,973

Allowances for doubtful account receivables	$(5,470)	$(4,397)	$(3,152)

Trade receivables net of allowances for doubtful account receivables	$66,421	$78,586	$44,821

Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with well reputed banks and has unused lines of credit of $34,576 as of March 31, 2012 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of significant financial liabilities are as follows.

	As at March 31, 2012
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$26,133	$8,159	$28,581	$62,873
Trade Payables	47,304	—	—	47,304
Short term line of credit	23,965	—	—	23,965
Provision and accrued expenses	31,049	—	—	31,049
Other liabilities	961	—	—	961
Other employee obligations	25,621	—	—	25,621
Derivative financial instruments	9,849	917	293	11,059

Total	$164,882	$9,076	$28,874	$202,832

Note:

1.	Before netting off debt issuance cost of $168.
2.	Non-financial liabilities are explained in financial instruments categories table above.

	As at March 31, 2011
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$50,000	$42,028	$1,067	$93,095
Trade Payables	43,748	—	—	43,748
Short term line of credit	14,593	—	—	14,593
Provision and accrued expenses	31,421	—	—	31,421
Other liabilities	2,892	—	—	2,892
Other employee obligations	26,132	—	—	26,132
Derivative financial instruments	9,963	431	—	10,394

Total	$178,749	$42,459	$1,067	$222,275

Note:

1.	Before netting off debt issuance cost of $814.
2.	Non-financial liabilities are explained in financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at
	March 31, 2012	March 31, 2011	April 1, 2010
Cash and cash equivalents	$46,725	$27,090	$32,311
Bank deposits and marketable securities	26,384	12	45
Short term line of credit	(23,965)	(14,593)	—
Long term debt(1)	(62,873)	(93,095)	(135,000)

Net cash position	$(13,729)	$(80,586)	$(102,644)

Note:

1.	Before netting off debt issuance costs of $168, $814 and $775 as at March 31, 2012, 2011 and April 1, 2010, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Employee benefits

Pension and other employee obligations consist of the following:

	As at
	March 31, 2012	March 31, 2011	April 1, 2010
Current:
Salaries and bonus	$25,569	$26,004	$27,308
Pension	1,201	1,365	923
Withholding taxes on salary and statutory payables	2,205	3,532	2,792
Other employees payable	52	128	—

Total	$29,027	$31,029	$31,023

Non-current:
Pension	$4,565	$4,485	$4,286

Employee costs consist of the following:

	Year ended March 31,
	2012	2011
Salaries and bonus	$201,292	$187,921
Employee benefit plans
Defined contribution plan	6,583	6,762
Defined benefit plan	1,893	1,957
Share based compensation	5,309	3,218

Total	$215,077	$199,858

The employee benefit cost consists of the following:

	Year ended March 31,
	2012	2011
Cost of revenue	$159,897	$153,251
Selling and marketing expenses	19,800	16,518
General and administrative expenses	35,380	30,089

Total	$215,077	$199,858

Defined contribution plan

The Company’s contribution to defined contribution plans are as follows:

	Year ended March 31,
	2012	2011
India	$5,141	$5,292
Philippines	40	37
Sri Lanka	280	324
United Kingdom	808	781
United States	314	328

	$6,583	$6,762

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows.

	Year ended March 31,
	2012	2011
Service cost	$1,430	$1,539
Interest cost	471	418
Expected return on plan asset	(8)	—

Net gratuity cost	$1,893	$1,957

	As at
	March 2012	March 2011
Change in projected benefit obligations
Obligation at beginning of the year	$5,964	$5,405
Foreign currency translation	(715)	75
Service cost	1,430	1,539
Interest cost	471	418
Benefits paid	(976)	(780)
Plan Amendments	—	—
Actuarial (gain)/loss	(86)	(692)

Benefit obligation at end of the year	$6,088	$5,965

Change in plan assets
Plan assets at beginning of the year	$115	$231
Foreign currency translation	(27)	—
Expected return on plan asset	8	—
Actuarial gain/(loss)	22	(9)
Actual contributions	1,180	673
Benefits paid	(976)	(780)

Plan assets at end of the year	$322	$115

Accrued pension liability
Current	$1,201	$1,365
Non-current	4,565	4,485

Net amount recognized	$5,766	$5,850

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plan are as follows:

	As at March 31,
	2012	2011
Discount rate	6% to 10%	7% to 9%
Rate of increase in compensation level	8% to 10%	8% to 10%
Rate of return on plan assets	7.50%	7.50%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2012, $1 and $321 ($35 and $80, respectively, as at March 31, 2011) of the fund assets are invested with LIC and AICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 4%, 17%, 9% and 70% are invested in cash and money market instruments, equity, government securities and corporate bonds, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with the regulatory guidelines.

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2012.

	As at,
	March 2012	March 2011
Obligation at end of the year	$6,088	$5,964
Fair value of plan assets at end of the year	322	115
Deficit	(5,806)	(5,849)
Experience adjustments on plan liabilities	(7)	(315)
Experience adjustments on plan assets	21	(9)

The Company expects to contribute $575 for the year ending March 31, 2013.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Provisions and accrued expenses

Provisions and accrued expenses are as follows:

	As at
	March 31, 2012	March 31, 2011	April 1, 2010
Provisions	$805	$1,512	$874
Accrued expenses	31,049	31,421	42,516

Total	$31,854	$32,933	$43,390

A summary of activity for provision is as follows:

	As at
	March 31, 2012	March 31, 2011
Balance at the beginning of the year	$1,512	$874
Additional provision	1,169	1,477
Provision used	1,729	859
Translation adjustments	(147)	20

Balance at the end of the period	$805	$1,512

15. Deferred revenue

Deferred revenue consists of the following:

	As at
	March 31, 2012	March 31, 2011	April 1, 2010
Payments in advance of services	$1,898	$4,356	$5,234
Advance billings	6,591	6,546	1,615
Claims handling services	585	1,399	862
Others	1,178	637	695

Total	$10,252	$12,938	$8,406

16. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2012	March 31, 2011	April 1, 2010
Current:
Withholding taxes and VAT payables	$3,830	$1,005	$2,728
Put option liability	—	1,767	1,676
Deferred rent	417	229	—
Other liabilities	961	1,125	4,341

Total	$5,208	$4,126	$8,745

Non-current:
Deferred rent	$2,675	$2,851	$3,071
Other liabilities	—	127	656

Total	$2,675	$2,978	$3,727

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Share capital

On February 9, 2012, the Company completed a public offering of its American Depositary Shares (“ADS”). The Company sold 5,400,000 ADSs and certain selling stockholders sold an aggregate of 6,847,500 ADSs at a price of $9.25 per ADS less underwriting discount. The Company received net proceeds of $46,297 from the offering.

As at March 31, 2012, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,078,881 ordinary shares outstanding as at March 31, 2012. There were no preferred shares outstanding as at March 31, 2012.

As at March 31, 2011, the authorized share capital was £5,100 divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 44,443,726 ordinary shares outstanding as at March 31, 2011. There were no preferred shares outstanding as at March 31, 2011.

As at April 1, 2010, the authorized share capital was £5,100 divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 43,743,953 ordinary shares outstanding as at April 1, 2010. There were no preferred shares outstanding as at April 1, 2010.

18. Revenue recognition

In the WNS Auto Claims BPO segment, the Company has been re-negotiating contractual terms with insurance companies and the repair centers as and when they come up for renewal. The Company has renewed its contract with one of its customers and negotiated a new contract with a repair center in April 2011. In May 2011, the Company has further negotiated a new contract with a repair center, which is appended as part of the main revenue contract with two other insurance customers.

The key changes to the “Principal Agent Consideration” are summarized below:

a)	The primary responsibility of the repair work has now shifted from the Company to the repair center.

b)	The credit risk that the client may not pay for the services is no longer borne by the Company.

c)	The true economic benefit which the Company earns in the process is the claims handling fee with the repairs cost being a pass through from the insurance company to the repair center without any significant risk and reward involved on the Company’s part.

The Company has evaluated the principal or agent recognition criteria as per IAS 18. Based on the evaluation of the terms of the contracts with these repair centers and arrangements with these insurance companies, the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost.

Accordingly, the Company no longer accounts for the amount received from three of the Company’s clients in the WNS Auto Claims BPO segment for payments to repair centers as its revenue and the payments made to repair centers for cases referred by these customers as its cost of revenue, resulting in lower revenue and cost of revenue being recognized in respect of the services rendered to these clients, as the revenues have been recorded net of repair cost. The change in revenue accounting for one of its clients is effective from April 2011 and the balance two clients are effective from May 2011. The process of re-negotiation of the contracts with other clients is ongoing and is aimed at establishing consistent accounting for all such contracts entered into by the Company.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19. Expenses by nature

Expenses by nature are as follows:

	Year ended March 31,
	2012	2011
Employee cost	$215,077	$199,858
Repair payments	79,065	246,850
Facilities cost	58,295	56,472
Depreciation cost	15,960	17,619
Legal and professional expenses	13,788	15,710
Travel expenses	13,236	12,554
Other cost	23,210	20,775

Total cost of revenue, selling and marketing and general and administrative expenses	$418,631	$569,838

20. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2012	2011

Interest expense	$2,858	$3,373
Interest rate swap	490	6,792
Debt issue cost	669	1,281

Total	$4,017	$11,446

21. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2012	2011

Income from interest and dividend on marketable securities	$487	$360
Share issue expense	(827)	—
Others	383	765

Total	$43	$1,125

22. Share-based payments

The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 and September 2011 (collectively referred to as the “Plans”). Under the Plans, share based awards may be granted to eligible participants. Awards are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based award exercises with newly issued ordinary shares. As at March 31, 2012, the Company had 243,695 ordinary shares available for future grants.

Share-based compensation expense during the year ended March 31, 2012 and 2011 are as follows:

	Year ended March 31,
	2012	2011
Share-based compensation expense recorded in
— Cost of revenue	$1,012	$651
— Selling and marketing expenses	361	218
— General and administrative expenses	3,936	2,349

Total share-based compensation expense	$5,309	$3,218

Upon exercise of share options and RSUs, the Company issued 235,155 and 699,773 shares, respectively, for the year ended March 31, 2012 and 2011.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Share-based options

A summary of option activity under the Plans as at March 31, 2012, and changes during the year then ended is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2011	1,015,250	$19.84	5.24	$796
Granted	—	—
Exercised	(30,391)	4.92

Forfeited	—	—
Lapsed	(10,344)	12.25

Outstanding as at March 31, 2012	974,515	$20.38	4.37	$764

Options vested	974,515	$20.38	4.37	$764
Options exercisable	974,515	$20.38	4.37	$764

The aggregate intrinsic value of options exercised during the year ended March 31, 2012 and 2011 was $178 and $728, respectively. The total grant date fair value of options vested during the year ended March 31, 2012 and 2011 was $nil and $319, respectively. Total cash received as a result of option exercises during the year ended March 31, 2012 and 2011 was $131 and $779, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the year ended March 31, 2012 and 2011.

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

A summary of RSU activity under the 2006 Incentive Award Plan as at March 31, 2012, and changes during the year then ended is as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2011	1,338,225	$12.46	8.37	$14,118
Granted	935,183	10.53
Exercised	(204,524)	14.70

Forfeited	(89,440)	9.41
Lapsed	—	—

Outstanding as at March 31, 2012	1,979,444	$11.46	8.48	$23,852

RSUs vested and expected to vest	1,688,769	$11.46	8.48	$20,519
RSUs exercisable	531,136	$13.81	7.06	$6,400

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2012, there was $7,234 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.3 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share based compensation related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2012 and 2011 was $10.53 and $9.17 per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2012 and 2011 was $2,152 and $5,870, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2012 and 2011 was $5,817 and $8,315, respectively.

Performance share units

The 2006 Incentive Award Plan also allows for grant of performance share units (“PSUs”). Each PSU represents the right to receive one ordinary share based on the Company’s performance against specified targets and vests over a period of up to four years.

A summary of PSU activity under the 2006 Incentive Award Plan as at March 31, 2012, and changes during the year then ended is as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2011	285,159	$9.00	9.42	$3,008
Granted	771,906	10.84
Vested/exercised	—	—

Forfeited	(51,000)	9.38
Lapsed	—	—

Outstanding as at March 31, 2012	1,006,065	$10.39	9.16	$12,123

PSUs, net of estimated forfeiture	804,148	$10.39	9.16	$9,690
PSUs exercisable	—	$—	—	$—

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2012, there was $1,708 of unrecognized compensation cost related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.2 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the year ended March 31, 2012 and 2011 was $10.84 and $8.98 respectively per ADS. No PSUs vested during the years ended March 31, 2012 and 2011.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23. Income taxes

The domestic and foreign source component of profit/(loss) before income taxes is as follows:

	Year ended March 31,
	2012	2011
Domestic	$(3,451)	$(94)
Foreign	27,440	19,499

Profit before income taxes	$23,989	$19,405

The Company’s provision for income taxes consists of the following:

	Year ended March 31,
	2012	2011
Current taxes
Domestic taxes	$—	$—
Foreign taxes	22,832	13,262

	$22,832	$13,262

Deferred taxes
Domestic taxes	$—	$—
Foreign taxes	(11,376)	(11,770)

	$(11,376)	$(11,770)

	$11,456	$1,492

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

The Company has 13 delivery centers in India which were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”) which expired on April 1, 2011. The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption from fiscal 2013 till fiscal 2022. During fiscal 2012, the Company has also started its operations in delivery centers in Pune, Navi Mumbai & Chennai, India registered under the SEZ scheme and eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 till fiscal 2026. The Government of India pursuant to the Indian Finance Act, 2011 has levied minimum alternate tax (“MAT”) on the profits earned by the SEZ units at the rate of 20.01%. The Company’s operations in Costa Rica and Philippines are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2013, respectively. The Company’s operations in Sri Lanka were also eligible for tax exemptions which expired in fiscal 2011. However, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This will enable the Company’s Sri Lankan subsidiary to continue to claim tax exemption under Sri Lankan Inland Revenue Act following the expiry of the tax holiday provided by Board of Investment, Sri Lanka.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2012	2011
Current taxes
Excess tax deductions related to share-based payments	(1,188)	(569)

	$(1,188)	$(569)

Deferred taxes
Excess tax deductions related to share-based payments	(53)	—

	$(53)	$—

Total income tax recognized directly in equity	$(1,241)	$(569)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2012	2011
Current taxes	$—	$—
Deferred taxes
Unrealized gain/ (loss) on cash flow hedging derivatives	(4,198)	871

Total income tax recognized directly in other comprehensive income	$(4,198)	$871

The reconciliation of the Jersey statutory income tax rate with the effective tax rate is as under:

	Year ended March 31,
	2012	2011
Net income before taxes	$23,989	$19,405
Enacted tax rates in Jersey	0%	0%
Statutory income tax	—	—
Increase/(decrease) due to:
Effect of foreign tax rates in foreign jurisdictions	8,896	(13,675)
Tax exempt income	1,841	14,109
Current year losses for which no deferred tax asset was recognized	719	1,058

Provision for income taxes	$11,456	$1,492

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The movement in deferred taxes for the year ended March 31, 2012 is as follows:

	Opening balance	Recognized in statement of income	Recognized in equity	Recognized in other comprehensive income	Translation differences	Closing balance
Deferred tax assets:
Property and equipment	$11,374	$532	$—	$—	$(1,332)	$10,574
Net operating loss carry forward	555	(70)	—	—	(15)	470
Accruals deductible on actual payment	2,317	63	—	—	(296)	2,084
Share-based compensation	654	2,428	53	—	(78)	3,057
Minimum alternate tax	20,398	8,873	—	—	(2,810)	26,461
Others	1,088	(82)	—	—	(3)	1,003

Total deferred tax assets	$36,386	$11,744	$53	$—	$(4,534)	$43,649

Deferred tax liabilities:
Intangibles	6,471	570	—	—	(156)	6,885
Unrealized gain/(loss) on cash flow hedging	1,543	(202)	—	(4,198)	6	(2,851)

Total deferred tax liabilities	$8,014	$368	$—	$(4,198)	$(150)	$4,034

Net deferred tax assets/(liabilities)	$28,372	$11,376	$53	$(4,198)	$(4,384)	$39,615

The movement in deferred taxes for the year ended March 31, 2011 is as follows:

	Opening balance	Recognized in statement of income	Recognized in equity	Recognized in other comprehensive income	Translation differences	Closing balance
Deferred tax assets:
Property and equipment	$9,827	$1,395	$—	$—	$152	$11,374
Net operating loss carry forward	1,225	(732)	—	—	62	555
Accruals deductible on actual payment	633	1,633	—	—	51	2,317
Share-based compensation	2,011	(1,381)	—	—	24	654
Minimum alternate tax	12,904	7,204	—	—	290	20,398
Others	706	353	—	—	29	1,088

Total deferred tax assets	$27,306	$8,472	$—	$—	$608	$36,386

Deferred tax liabilities:
Intangibles	9,704	(3,342)	—	—	109	6,471
Unrealized gain/(loss) on cash flow hedging	628	44	—	871	—	1,543

Total deferred tax liabilities	$10,332	$(3,298)	$—	$871	$109	$8,014

Net deferred tax assets/(liabilities)	$16,974	$11,770	$—	$(871)	$499	$28,372

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred tax presented in the statement of financial position is as follows:

	As at
	March 31, 2012	March 31, 2011	April 1, 2010
Deferred tax assets	$43,712	$33,518	$25,200
Deferred tax liabilities	(4,097)	(5,146)	(8,226)

Net deferred tax assets	$39,615	$28,372	$16,974

Deferred tax asset is not recognized in some of the group entities for the unused tax losses amounting to $45,945, since it is not certain that these assets will be realized in the future. The expiry dates of the tax benefit for these losses depend on the local tax laws of each jurisdiction and, if not utilized, would expire on various dates starting from financial year 2013 till 2019. However in UK, Sri Lanka and Australia there is no expiry period for the unused tax losses.

MAT paid by the Indian entity as per the Indian Income tax Act can be carried forward and set-off against future income tax liabilities of the Company under normal tax provisions within a period of ten years. Such credit for MAT paid, has been recognized on the basis of estimated taxable income in future years and, if not utilized, would expire on various dates between financial years 2017 to 2022.

Deferred income tax liabilities on earnings of Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, the temporary differences on which deferred tax liability has not been recognized amounts to $105,464 and $122,987 as at March 31, 2012 and 2011, respectively.

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2009, which assess additional taxable income that could in the aggregate give rise to an estimated $36,929 in additional taxes, including interest of $13,115. These orders of assessment allege that the transfer price the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first appellate authorities, vacating the tax demands of $44,125 in additional taxes, including interest of $13,403. The income tax authorities have filed appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2012, the Company has provided a tax reserve of $13,790 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2012, corporate tax returns for years ended March 31, 2009 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $7,822 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an order from the Indian service tax authority, demanding $6, 806 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. The Company has filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Earnings per share

The computation of basic and diluted earnings per share is as following:

	Year ended March 31,
	2012	2011
Numerator:
Profit	$12,533	$17,913

Denominator:
Basic weighted average ordinary shares outstanding	45,261,411	44,260,713
Dilutive impact of equivalent stock options and RSUs	1,242,871	971,700
Diluted weighted average ordinary shares outstanding	46,504,282	45,232,413

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excludes options with exercise price that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the year ended March 31, 2012 the Company excluded from the calculation of diluted EPS options to purchase 880,714 shares, respectively. In the year ended March 31, 2011, the Company excluded from the calculation of diluted EPS options to purchase 913, 048 shares, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Related party

The list of the Company’s subsidiaries as at March 31, 2012 is as follows:

Direct subsidiaries	Step subsidiaries			Place of incorporation
WNS Global Services Netherlands Cooperative U.A.				The Netherlands
	WNS Philippines Inc.			Philippines
		WNS Global Services Philippines Inc.		Philippines
	WNS Global Services (Romania) S.R.L.			Romania
WNS North America Inc.				Delaware, USA
	WNS Business Consulting Services Private Limited			India
	WNS Global Services Inc.			Delaware, USA
WNS Global Services (UK) Limited				United Kingdom
	WNS Workflow Technologies Limited			United Kingdom
	Accidents Happen Assistance Limited			United Kingdom
Business Applications Associates Limited				United Kingdom
WNS (Mauritius) Limited				Mauritius
	WNS Capital Investment Limited			Mauritius
		WNS Customer Solutions (Singapore) Private Limited		Singapore
			Baizan International Software Technology (Beijing) Co. Limited	China
			WNS Customer Solutions (Private) Limited	Sri Lanka
			WNS Global Services (Australia) Pty Limited	Australia
	WNS Global Services Private Limited (1)			India
	WNS Global Services (Private) Limited			Sri Lanka
	WNS BPO Services Costa Rica, S.A.			Costa Rica

1.	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Limited. The percentage of holding for WNS (Mauritius) Limited is 81% and for WNS Customer Solutions (Singapore) Limited is 19%.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Warburg Pincus and its affiliates	Principal shareholder
Datacap Software Private Limited (“Datacap”)	A company of which a member of management is a principal shareholder
Students in free Enterprise (“SIFE”)	A company having a director in common with WNS Holdings
HDFC ERGO General Insurance Company Limited (“HDFC”)	A company having a director in common with WNS Holdings

Key management personnel
Eric B. Herr	Non-Executive Chairman
Keshav R. Murugesh	Director and Group Chief Executive Officer
Jeremy Young	Director
Deepak S. Parekh	Director
Richard O. Bernays	Director
Anthony A. Greener	Director
Albert Aboody (Appointed on June 28, 2010)	Director
Alok Misra	Group Chief Financial Officer
Johnson J. Selvadurai	Managing Director - Europe
Michael Garber	Chief Sales and Marketing Officer
Ronald Strout	Chief of Staff and Head Americas
Swaminathan Rajamani (Appointed on November 29, 2010)	Chief People Officer
Karthikeya N. Sarma (Resigned on December 31 2010)	Chief People Officer

			Amount receivable
	Year ended		As at
	March 31,		March 31	March 31
Nature of transaction with related parties	2012	2011	2012	2011
Revenue
Warburg Pincus and its Affiliates	$3,954	$3,752	$604	$556
Cost of Revenue
Warburg Pincus and its Affiliates	—	20	—	—
HDFC	8	—	—	—
Datacap	29	1	—	—
Selling and marketing expenses
SIFE	—	55	—	—
Key management personnel*	—	—	—	—
Remuneration and short-term benefits	3,147	3,044	—	—
Defined contribution plan	108	93	—	—
Other benefits	5	—	—	—
Share based compensation	3,074	3,264	—	—

*	Defined benefit plan is not disclosed as these are determined at Company level.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (IFRS 8). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and AHA (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.

The Chief Operating Decision Maker (“CODM”) has been identified as the Group Chief Executive Officer. The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue. The Company believes that the presentation of this measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2012 are as follows:

	Year ended March 31, 2012
	WNS Global BPO	WNS Auto Claims BPO	Inter segments*	Total
Revenue from external customers	$361,143	$112,979	$—	$474,122
Segment revenue	$361,824	$112,979	$(681)	$474,122
Payments to repair centers	—	79,065	—	79,065

Revenue less repair payments	361,824	33,914	(681)	395,057
Depreciation	14,454	1,506	—	15,960
Other costs	289,986	27,044	(681)	316,349

Segment operating profit	57,384	5,364	—	62,748
Other income, net	193	(236)	—	(43)
Finance expense	4,017	—	—	4,017

Segment profit before income taxes	53,174	5,600	—	58,774
Provision for income taxes	10,378	1,078	—	11,456

Segment profit	42,796	4,522	—	47,318
Amortization of intangible assets				29,476
Share based compensation expense				5,309

Profit				$12,533

Addition to non-current assets	$21,395	$647	$—	$22,042
Total assets, net of elimination	403,562	121,459	—	525,021
Total liabilities, net of elimination	$170,534	$70,360	$—	$240,894

One customer in the WNS Global BPO segment and one customer in WNS Auto Claims BPO accounted for 17.3% and 10.4%, respectively, of the Company’s total revenue for the year ended March 31, 2012. The receivables from these two customers comprised 10.3% and 12.4% of the Company’s total accounts receivables, respectively, as at March 31, 2012.

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2011 are as follows:

	Year ended March 31, 2011
	WNS Global BPO	WNS Auto Claims BPO	Inter segments*	Total
Revenue from external customers	$331,822	$284,429	$—	$616,251
Segment revenue	$332,647	$284,429	$(825)	$616,251
Payments to repair centers	—	246.850	—	246,850

Revenue less repair payments	332,647	37,579	(825)	369,401
Depreciation	16,303	1,316	—	17,619
Other costs	260,622	27,231	(825)	287,028

Segment operating profit	55,722	9,032	—	64,754
Other income, net	(843)	(282)	—	(1,125)
Finance expense	11,443	3	—	11,446

Segment profit before income taxes	45,122	9,311	—	54,433
(Benefit) provision for income taxes	(135)	1,627	—	1,492

Segment profit	45,257	7,684	—	52,941
Amortization of intangible assets				31,810
Share based compensation expense				3,218

Profit				$17,913

Addition to non-current assets	$14,412	$1,823	$—	$16,235
Total assets, net of elimination	399,616	122,979	—	522,595
Total liabilities, net of elimination	$198,606	$59,133	$—	$257,739

Two customers in the WNS Auto Claims BPO segment and one customer in WNS Global BPO accounted for 16.4%, 13.2% and 12.2%, respectively, of the Company’s total revenue for the year ended March 31, 2011. The receivables from these three customers comprised nil, 7.6% and 10.3% of the Company’s total accounts receivables, respectively, as at March 31, 2011.

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

External Revenue

The Company’s external revenue by geographic area is as follows:

	Year ended
	March 31,
	2012	2011
Jersey, Channel Islands	$—	$—
UK	290,116	375,046
North America	144,763	136,772
Europe (excluding UK)	26,563	98,073
Rest of the world	12,680	6,360

Total	$474,122	$616,251

The Company’s non-current assets (excluding goodwill and intangibles) by geographic area are as follows:

	As at
	March 31, 2012	March 31, 2011	April 1, 2010

Jersey, Channel Islands	$—	$—	$—
UK	2,936	3,605	2,249
US	357	268	411
India	34,083	35,579	40,905
Rest of the world	8,042	7,726	4,982

Total	$45,418	$47,178	$48,547

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27. Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2011 and 2026. The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2012 are as follows:

Operating leases
Less than 1 year	$17,162
1-3 years	30,283
3-5 years	16,507
More than 5 years	21,726

Total minimum lease payments	$85,678

Rental expenses were $19,353 and $20,666, respectively for the year ended March 31, 2012 and March 31, 2011.

Capital commitments

As at March 31, 2012 and 2011, the Company had committed to spend approximately $3,696 and $8,238, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries in India, Romania and Australia hold bank guarantees aggregating to $413 as at March 31, 2012 and $483 in India and Romania as at March 31, 2011. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given to lessors in Romania and US and to regulatory authorities in United Arab Emirates and Australia aggregating to $243 as at March 31, 2012 and $194 to regulatory authorities in India and lessors in Romania as at March 31, 2011, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

28. Joint venture with ACS

In April 2008, the Company formed a joint venture, WNS Philippines, Inc., with Advanced Contact Solutions, Inc. (“ACS”), a BPO services and customer care provider, in the Philippines. ACS assigned its rights and obligations under the joint venture agreement in favor of its holding company Paxys. This joint venture was initially majority owned by the Company (65%) and the balance by Paxys. WNS Philippines, Inc. offers contact center services to global clients across industries. This entity enables the Company to bring a large scale talent pool to help solve the business challenges of its clients while diversifying the geographic concentration of delivery. Pursuant to the joint venture agreement, the Company had a call option to acquire from Paxys the remaining shares owned by Paxys and Paxys had a put option to sell all of its shareholding in the joint venture to the Company, upon the occurrence of certain conditions, as set forth in the joint venture agreement, or after August 6, 2012.

As the Company always had the risk and rewards for the ownership of the joint venture and with the existence of put option, the Company had a contractual obligation to deliver cash, hence the noncontrolling interest was classified as liability in accordance with IAS 32.

As at the Transition Date, the Company had done the probability weighted assessment of possible outcomes of the put and call options under the various conditions of contract and recorded its obligation towards the put option liability. Accordingly, a liability had been recorded based on the obligation existing at the Transition Date based on the present value of the put option with the initial recognition to equity amounting to $1,676.

At every period end, the Company re-measured the put liability. As at June 30, 2011, the non-performance event was triggered as the joint venture had incurred six months of continuous losses for the period January 2011 to June 2011.

The Company had evaluated the trigger of non-performance event and the consequent put and call option liability and concluded that the liability recorded in the books of accounts was adequate as at June 30, 2011.

In the three months ended September 30, 2011, the joint venture continued to incur losses. As a result, the Company and Paxys, after discussions, decided to mutually terminate the joint venture. Accordingly, the Company’s Board of Directors, in its meeting held in September 2011, determined that its call option had become exercisable as a result of the non-performance event being triggered in the prior quarter and approved the exercise of the call option. Accordingly, the Company shared its intention to exercise the call option with Paxys.

As at September 30, 2011, the Company had not yet exercised its call option but assessed that the event of the Company exercising the call option was highly probable as against Paxys exercising their put option and since the Company anticipated that there would be an outflow of cash in connection with the exercise of the call option in the near future, the liability was re-measured at the fair value of the call option as at September 30, 2011. Accordingly, the Company recorded an additional charge of $346 towards the interest payable and increased its liability from $1,676 (as measured based on put liability) to $2,033 as at September 30, 2011.

On November 2, 2011, the Company entered into an agreement with Paxys to acquire the latter’s 35% stake in the joint venture and terminate the joint venture. The Company’s acquisition of Paxys’ 35% stake in the joint venture was completed on November 16, 2011 by a payment of the cash consideration amounting to $2,132, including interest expense of $346. Following the acquisition of Paxys’ stake, WNS Philippines Inc. has become a wholly-owned subsidiary of WNS Holdings.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

29. Additional capital disclosures

The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company focuses on keeping a strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required, without impacting the risk profile of the Company.

The capital structure as at March 31, 2012 and 2011 is as follows:

	As at
	March 31, 2012	March 31, 2011	% Change
Total equity attributable to the equity shareholders of the Company	$284,127	$264,856	7%
As percentage of total capital	77%	71%
Short term line of credit	23,965	14,593
Long term debt(1)	62,873	93,095

Total debt	$86,838	$107,688	(19)%

As percentage of total capital	23%	29%

Total capital (debt and equity)	$370,965	$372,544	(0)%

The Company is predominantly equity-financed. This is also evident from the fact that debt represented only 23% and 29% of total capital as at March 31, 2012 and 2011, respectively.

Note:

1)	Before netting off debt issuance cost of $168 and $814 as at March 31, 2012 and March 31, 2011, respectively.