Form 20-F/A
period 2012-03-31
WNS (HOLDINGS) LTD
filed 2012-07-20
CIK 1356570

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐    Item 18  ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended March 31, 2012, which was originally filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2012 (“Form 20-F”), is being filed solely for the purpose of amending Item 7 (Major Shareholders and Related Party Transactions) and Item 19 (Exhibits), and to file Exhibit 4.15. Amendment No. 1 speaks as of the original filing date of our Form 20-F on April 26, 2012. Other than for the purpose of amending Item 7 and Item 19, and to file Exhibit 4.15 therewith, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of our Form 20-F filed on April 26, 2012.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Warburg Pincus(2)	14,519,144	28.99%
FMR LLC(3)	6,354,465	12.69%
Columbia Wanger Asset Management, LLC(4)	6,103,983	12.19%
Nalanda India Fund Limited(5)	5,211,410	10.41%

Notes:

(1)	Based on an aggregate of 50,078,881 ordinary shares outstanding as at March 31, 2012.
(2)	Information is based on Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 30, 2012 by (i) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), the “WP VIII Funds”); (ii) Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP” and, together with its two affiliated partnerships, Warburg Pincus Netherlands International Partners I C.V., a company formed under the laws of the Netherlands (“WPIP I CV”), and WP-WPIP Investors L.P., a Delaware limited partnership (“WP-WPIP Investors”), the “WPIP Funds”); (iii) Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), the general partner of WP VIII, WPIP, WP VIII CV I and WPIP I CV, and the sole member of certain Delaware limited liability companies affiliated with the WP VIII Funds and the WPIP Funds; (iv) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WPP LLC; (v) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages the WP VIII Funds and the WPIP Funds; and (vi) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-President and Managing Member of WP LLC, and who may be deemed to control the WP VIII Funds, the WPIP Funds, WPP LLC, WP LLC and WP.
(3)	Information is based on Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 14, 2011 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the investment adviser to Fidelity Mid Cap Stock Fund.
(4)	Information is based on Amendment No. 4 to a report on Schedule 13G filed with the Commission on February 10, 2012 by Columbia Wanger Asset Management, LLC.
(5)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

In February 2012, Warburg Pincus sold 6,847,500 of its ADSs (representing 6,847,500 ordinary shares) in our company, reducing its overall ownership from approximately 47.8% to approximately 29.0%, as described in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 30, 2012.

•

FMR LLC reported its percentage ownership of our ordinary shares to be 12.641% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 4 to a report on Schedule 13G jointly filed with the Commission on February 16, 2010 and 15.00% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 14, 2011.

•

Columbia Wanger Asset Management, L.P. reported its percentage ownership of our ordinary shares to be 12.2% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 10, 2010 and 13.4% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 to a report on Schedule 13G filed with the Commission on February 11, 2011. Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 13.7% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 4 to a report on Schedule 13G filed with the Commission on February 10, 2012.

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

•	Tiger Global Management, LLC reported that it divested its entire 6.6% ownership of our ordinary shares in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 12, 2010.

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

We have entered into a Registration Rights Agreement dated October 12, 2011, or the Registration Rights Agreement, pursuant to which we have granted, subject to certain conditions, to Warburg Pincus certain demand registration rights. These demand rights entitle these shareholders to require us to use our reasonable efforts to prepare and file, on not more than two occasions, a shelf registration statement on Form F-3 or, if we are not eligible to file a registration statement on Form F-3, a non-shelf registration statement on Form F-1, under the Securities Act. The request for registration must cover at least that number of shares with an aggregate proposed offering price, net of underwriting commissions, of at least US$2 million. Pursuant to the Registration Rights Agreement, we have also granted, subject to certain conditions, to Warburg Pincus certain piggy-back registration rights entitling these shareholders to sell their ordinary shares in a registered offering of our company. In connection with an underwritten offering pursuant to a registration under the Registration Rights Agreement, if, in the opinion of the managing underwriter, it is appropriate because of marketing and other factors, to limit the number of shares to be included in the offering, then only that number of shares which the managing underwriter believes could be included in the offering would be included, with any shares proposed to be sold by our company having priority of inclusion in the offering. We are entitled in certain circumstances, including the existence of material non-public information, to defer filing a registration statement pursuant to a demand request or suspend any sales pursuant to an effective registration statement.

We have agreed to bear the expenses incurred in connection with such registrations, excluding underwriting discounts and commissions and selling shareholders’ legal fees. We have also agreed, under certain circumstances, to indemnify these shareholders and the underwriters in connection with such registrations. These shareholders have agreed to indemnify us and the underwriters in connection with any such registrations provided that their obligation to indemnify is limited to the amount of sale proceeds received by them.

Pursuant to the terms of the Registration Rights Agreement, we are prohibited from entering into any merger, consolidation or reorganization in which our company will not be the surviving corporation unless the successor corporation agrees to assume the obligations and duties of the company under the Registration Rights Agreement.

These registration rights will expire at the earlier of the date on which these shareholders cease to own any “registrable shares” (as defined in the Registration Rights Agreement) and the sixth anniversary of the Registration Rights Agreement. The ordinary shares owned by these shareholders cease to be “registrable shares” when they are able to sell freely their shares without any restriction pursuant to Rule 144 of the Securities Act.

We have filed the shelf registration statement on Form F-3 (File No. 333-177250) on October 12, 2011 and amended it on November 22, 2011 pursuant to the Registration Rights Agreement.

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

C. Interests of Experts and Counsel

Not applicable.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Lease Deed dated January 25, 2006 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for fiscal 2007 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 26, 2007.

4.2	Lease Deed dated March 10, 2005 between DLF Cyber City and WNS Global Services Private Limited — incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.3	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,429 square feet at Plant 10.**

4.4	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 108,000 square feet at Plant 5.**

4.5	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,934 square feet at Plant 11.**

4.6	Lease Deed dated December 6, 2010 between DLF Assets Private Limited and WNS Global Services Private Limited with respect to lease of office premises — incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.7	Lease Deed dated January 28, 2011 between BCR Real Estate Fund and WNS BPO Services Costa Rica, S.A. with respect to lease premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.8	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen, Sri Divi Satya Sayee Babu and WNS Global Services Private Limited with respect to lease of office premises.**

4.9	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.10	Form of the Second Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 12, 2011.

4.11	Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.12	Variation Agreement dated August 3, 2009 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.13	Novation and Agreement of Amendment dated March 24, 2011 between Aviva Global Services (Management Services) Private Ltd., WNS Capital Investment Limited and WNS Global Services Private Limited to assign the Master Services Agreement, dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited which was incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. — incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.14	Facility Agreement dated July 2, 2010 between WNS (Mauritius) Limited, as borrower, WNS (Holdings) Limited and subsidiary guarantors named there in, the Hongkong and Shanghai Banking Corporation Limited, DBS Bank Ltd and BNP Paribas, as lead arrangers, and others — incorporated by reference to Exhibit 99.1 of the Report on Form 6-K (File No. 001-32945) of WNS (Holdings) Limited, as furnished to the Commission on July 30, 2010.

4.15	Registration Rights Agreement, dated October 12, 2011, among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V. and WNS (Holdings) Limited. — incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 (File No. 333-177250) of WNS (Holdings) Limited, as filed with the Commission on October 12, 2011.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer pursuant to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the Annual Report on Form 20-F for the fiscal year ended March 31, 2012. **

12.2	Certification by the Chief Financial Officer pursuant to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the Annual Report on Form 20-F for the fiscal year ended March 31, 2012. **

12.3	Certification by the Chief Executive Officer pursuant to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding this Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2012. *

12.4	Certification by the Chief Financial Officer pursuant to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 , regarding this Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2012. *

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm. **

*	Filed herewith.
**	Previously filed as an exhibit to the Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.
#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 20, 2012

WNS (HOLDINGS) LIMITED

	By:	/s/ Keshav R. Murugesh
	Name:	Keshav R. Murugesh
	Title:	Group Chief Executive Officer