Form 20-F
period 2013-03-31
WNS (HOLDINGS) LTD
filed 2013-05-02
CIK 1356570

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Deepak Sogani Group Chief Financial Officer Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli(W) Mumbai 400 079, India (91-22) 4095-2100 deepak.sogani@wns.com
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

As at March 31, 2013, 50,588,044 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 49,947,822 ordinary shares were held in the form of American Depositary Shares, or ADSs. Each ADS represents one ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17   ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

WNS (HOLDINGS) LIMITED

Page
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
ITEM 4. INFORMATION ON THE COMPANY	25
ITEM 4A. UNRESOLVED STAFF COMMENTS	61
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	61
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	100
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	118
ITEM 8. FINANCIAL INFORMATION	121
ITEM 9. THE OFFER AND LISTING	124
ITEM 10. ADDITIONAL INFORMATION	125
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	146
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	147
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	149
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	149
ITEM 15. CONTROLS AND PROCEDURES	149
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	151
ITEM 16B. CODE OF ETHICS	151
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	151
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	151
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	151
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	152
ITEM 16G. CORPORATE GOVERNANCE	152
ITEM 16H. MINE SAFETY DISCLOSURE	152
PART III
ITEM 17. FINANCIAL STATEMENTS	153
ITEM 18. FINANCIAL STATEMENTS	153
ITEM 19. EXHIBITS	153
SIGNATURES	155
INDEX TO WNS (HOLDINGS) LIMITED’S CONSOLIDATED FINANCIAL STATEMENTS	F-1

Ex-4.5 Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand.

Ex-4.6 Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises.

Ex-4.12 Sale and Purchase Agreement dated June 21, 2012, between BFSL Limited, and BGL Group Limited, on the one hand, and WNS Global Services (UK) Limited and WNS (Holdings) Limited, on the other hand.

Ex-4.13 Co-existence Agreement dated June 21, 2012 among BFSL Limited, BGL Group Limited, Fusion Outsourcing Services Proprietary Limited, WNS Global Services (UK) Limited and WNS (Holdings) Limited.

Ex-4.14 Agreement for the Novation of Loan relating to Fusion Outsourcing Services Proprietary Limited dated June 21, 2012 among Fusion Outsourcing Services Proprietary Limited, BFSL Limited and WNS Global Services (UK) Limited.

Ex-8.1 List of subsidiaries of WNS (Holdings) Limited

Ex-12.1 Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton, independent registered public accounting firm

Page - 1

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to ““ or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands and references to “Euro” are to the legal currency of the European Monetary Union. Our financial statements are presented in US dollars. Prior to April 1, 2011, we prepared our financial statements in accordance with US generally accepted accounting principles, or US GAAP. With effect from April 1, 2011, we adopted the International Financial Reporting Standards and its interpretations, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”. Our financial statements included in this annual report are prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

References to a particular “fiscal” year are to our fiscal year ended March 31 of that calendar year. Any discrepancies in any table between totals and sums of the amount listed are due to rounding.

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

We also refer in various places within this annual report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client (whose contract with us has been terminated with effect from April 18, 2012) as more fully explained in “Part I — Item 5. Operating and Financial Review and Prospects — Overview.” This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

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

This annual report also includes information regarding the business process outsourcing market from (1) the “Worldwide Offshore Key Horizontal BPO Services 2012-2016 Forecast” report dated November 2012 and the “Worldwide and U.S. Business Process Outsourcing Services 2012-2016 Forecast” report dated May 2012 by International Data Corporation, or IDC (which we refer to herein collectively as the IDC 2012 Reports), and (2) the “Quarterly Industry Review” report dated December 2012 by the National Association of Software and Services Companies, or NASSCOM, an industry association in India (which we refer to herein as the NASSCOM 2013 Report). The information contained in the IDC 2012 Reports and the NASSCOM 2013 Report represent data, research opinions or viewpoints published by IDC and by NASSCOM, respectively, and are not representations of fact. Each of the IDC 2012 Reports and the NASSCOM 2013 Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in such reports are subject to change without notice.

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

Page - 2

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

•                                     our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of (1) Fusion Outsourcing Services (Proprietary) Limited, or Fusion (which we have renamed as WNS Global Services SA (Pty) Ltd following our acquisition) or (2) Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore, following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Limited, or Aviva MS, as described below;

•                                     our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•                                     our ability to successfully consummate and integrate strategic acquisitions; and

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2013, March 31, 2012 and March 31, 2011 included in this annual report have been prepared in conformity with IFRS, as issued by the IASB. Our consolidated financial statements as at and for the year ended March 31, 2011 were originally prepared in accordance with US GAAP and were restated in accordance with IFRS for comparative purpose only.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

Page - 3

The following selected consolidated statement of income data for fiscal 2013, 2012 and 2011 and selected consolidated statement of financial position data as at March 31, 2013 and March 31, 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of financial position data as at March 31, 2011 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2013	2012	2011
	(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue(1)	$460.3	$474.1	$616.3
Cost of revenue(1)(2)	311.0	340.9	490.0
Gross profit	149.3	133.2	126.2
Operating expenses:
Selling and marketing expenses(2)	30.2	26.3	23.5
General and administrative expenses(2)	57.1	51.3	56.4
Foreign exchange loss (gains), net	5.5	(1.9)	(15.1)
Amortization of intangible assets	26.4	29.5	31.8
Operating profit	30.1	28.0	29.7
Other income, net	(4.8)	(0.0)	(1.1)
Finance expense	3.6	4.0	11.4
Profit before income taxes	31.3	24.0	19.4
Provision for income taxes	9.9	11.5	1.5
Profit	$21.4	$12.5	$17.9

Earnings per share of ordinary share:
Basic	$0.43	$0.28	$0.40
Diluted	$0.41	$0.27	$0.40
Basic weighted average ordinary shares outstanding	50,309,140	45,261,411	44,260,713
Diluted weighted average ordinary shares outstanding	51,711,532	46,504,282	45,232,413

Page - 4

	As at March 31,
	2013	2012	2011
	(US dollars in millions)
Consolidated Statement of Financial Position Data:
Assets
Cash and cash equivalents	$27.9	$46.7	$27.1
Investments	46.5	26.4	0.0
Trade receivable including unbilled revenue, net	90.0	102.3	109.4
Other current assets(3)	39.5	50.2	44.9
Total current assets	203.8	225.6	181.5
Goodwill and intangible assets, net	179.2	201.8	250.1
Property and equipment, net	48.4	45.4	47.2
Deferred tax assets(4)	41.6	43.8	33.7
Investments	43.2	0.0	0.0
Other non-current assets(5)	18.6	8.4	10.3
Total non-current assets	331.1	299.5	341.3
Total assets	534.9	525.2	522.7
Liabilities and equity
Current portion of long term debt	7.7	26.0	49.4
Trade payables(4)	29.3	47.9	44.3
Other current liabilities(6)	145.4	114.3	102.7
Total current liabilities	182.4	188.2	196.4
Long term debt	33.7	36.7	42.9
Other non-current liabilities(7)	18.2	16.6	19.0
Total non-current liabilities	51.9	53.3	61.9
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares, issued: 50,588,044, 50,078,881 and 44,443,726 shares each as at March 31, 2013, March 31, 2012 and March 31, 2011 respectively)	7.9	7.8	7.0
Share premium	269.3	263.5	211.4
Other shareholders’ equity(4) (8)	23.4	12.3	46.1
Total shareholders’ equity	300.6	283.7	264.4
Total liabilities and equity	$534.9	$525.2	$522.7

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2013	2012	2011
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$460.3	$474.1	$616.3
Gross profit as a percentage of revenue	32.4%	28.1%	20.5%
Operating income as a percentage of revenue	6.5%	5.9%	4.8%
Non-GAAP Financial Data:
Revenue less repair payments(9)	$436.1	$395.1	$369.4
Gross profit as a percentage of revenue less repair payments	34.2%	33.7%	34.2%
Operating income as a percentage of revenue less repair payments	6.9%	7.1%	8.0%
Operating Data:
Number of employees (at year end)	25,520	23,874	21,523

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

Page - 5

(2)   Includes the following share-based compensation amounts:

	For the year ended March 31,
	2013	2012	2011
	(US dollars in millions)
Cost of revenue	$1.0	$1.0	$0.7
Selling and marketing expenses	$0.4	$0.4	$0.2
General and administrative expenses	$3.9	$3.9	$2.3

(3)         Consists of funds held for clients, derivative assets and prepayments and other current assets.

(4)         During the quarter ended March 31, 2013, the trade payables balance as at March 31, 2012 and 2011 have been revised to reflect an increase by $0.6 million, the deferred tax assets balance as at March 31, 2012 and 2011 have been revised to reflect an increase by $0.1 million and retained earnings as at March 31, 2012 and 2011 have been revised to reflect a decrease by $0.4 million, as discussed in note 2 (y) to our consolidated financial statements included elsewhere in this annual report.

(5)   Consists of non-current portion of derivative assets and other non-current assets.

(6)   Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, short term line of credit, deferred revenue, current taxes payable and other liabilities.

(7)   Consists of non-current portion of derivatives liabilities, pension and other employee obligations, deferred revenue, deferred tax liabilities and other non-current liabilities.

(8)   Consists of retained earnings and other components of equity.

(9)   Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client (whose contract with us has been terminated with effect from April 18, 2012) as discussed below in  “Part I — Item 5. Operating and Financial Review and Prospects — Overview” and notes to our consolidated financial statements included elsewhere in this annual report. The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2013	2012	2011
	(US dollars in millions)
Revenue (GAAP)	$460.3	$474.1	$616.3
Less: Payments to repair centers(a)	24.1	79.1	246.9
Revenue less repair payments (non-GAAP)	$436.1	$395.1	$369.4

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

Page - 6

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

Global economic conditions have been, and continue to be, challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. Many key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the pace of economic recovery in the US and its substantial debt burden, the ongoing European sovereign debt and economic crisis, the ability of certain countries to remain in the Eurozone, as well as concerns of slower economic growth in China and India, have contributed to increased volatility and diminished expectations for the European, US and global economies. The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability. If Greece, Ireland, Italy, Portugal and Spain or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. Even though the immediate negative impact on the US economy that could have resulted from a combination of certain tax increases and government budget cuts that were scheduled to become effective at the end of 2012 (commonly referred to as the “fiscal cliff”) were averted by the passing of the American Taxpayer Relief Act 2012 on January 1, 2013 and the suspension of the US debt ceiling through mid-May 2013, there continue to be concerns over the failure to achieve agreement on a long-term solution to the issues on government spending and its consequential impact on the increasing US national debt and rising debt ceiling, and its negative impact on the US economy. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt, and Africa, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the pound sterling depreciated by 0.9% against the US dollar in fiscal 2013 as compared to the average exchange rate in fiscal 2012, and appreciated by 2.5% in fiscal 2012 as compared to the average exchange rate in fiscal 2011. Similarly, the Indian rupee depreciated by 13.5% against the US dollar in fiscal 2013 as compared to the average exchange rate in fiscal 2012, and depreciated by 5.2% in fiscal 2012 as compared to the average exchange rate in fiscal 2011.

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

Page - 7

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2013 and 2012, our five largest clients accounted for 35.9% and 41.4% of our revenue and 37.9% and 40.5% of our revenue less repair payments, respectively. In fiscal 2013 and 2012, our three largest clients accounted for 30.8% and 34.1% of our revenue and 32.5% and 33.7% of our revenue less repair payments, respectively. In fiscal 2013, our largest client, Aviva International Holdings Limited, or Aviva, individually accounted for 16.9% and 17.8% of our revenue and revenue less repair payments, respectively, as compared to 17.3% and 20.7% in fiscal 2012, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in early 2012, as a result of concerns that the UK Competition Commission may ban the payment of referral fees by accident management companies to claims management companies and insurance companies in the provision of credit hire replacement vehicles and third-party vehicle repairs, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ — Recent concerns over increases in car insurance premiums have led to investigations by the UK competition authority on whether any market practice, such as the payment of referral fees to accident management companies and insurance companies of “non-fault” drivers, restricts or distorts competition in connection with the provision of motor insurance, and also to the recent introduction of new laws banning the payment of referral fees for claims involving personal injury, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.”

Our prior contracts with one of our major clients, Aviva, provided Aviva Global, which was Aviva’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. Revenue from Aviva under our master services agreement with Aviva MS, or Aviva master services agreement, accounts for a significant portion of our revenue and we expect our dependence on Aviva to continue for the foreseeable future. The terms of the Aviva master services agreement provides for a committed amount of volume. However, notwithstanding the minimum volume commitment, there are also termination at will provisions which permit Aviva to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum volume commitment.

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

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2013 and 2012, 35.5% and 44.7% of our revenue, respectively, and 31.9% and 33.6% of our revenue less repair payments, respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 20.5% and 18.8% of our revenue, respectively, and 21.5% and 22.6% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Global economic conditions have been, and continue to be, challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. Many key indicators of sustainable economic growth remain under pressure.

Page - 8

Ongoing concerns over the pace of economic recovery in the US and its substantial debt burden, the ongoing European sovereign debt and economic crisis, the ability of certain countries to remain in the Eurozone, as well as concerns of slower economic growth in China and India, have contributed to increased volatility and diminished expectations for the European, US and global economies. The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability. If Greece, Ireland, Italy, Portugal and Spain or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. Even though the immediate negative impact on the US economy that could have resulted from a combination of certain tax increases and government budget cuts that were scheduled to become effective at the end of 2012 (commonly referred to as the “fiscal cliff”) were averted by the passing of the American Taxpayer Relief Act 2012 on January 1, 2013 and the suspension of the US debt ceiling through mid-May 2013, there continue to be concerns over the failure to achieve agreement on a long-term solution to the issues on government spending and its consequential impact on the increasing US national debt and rising debt ceiling, and its negative impact on the US economy. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt, and Africa, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, First Magnus Financial Corporation, or FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively.

Further, the downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, such as relatively high levels of unemployment. In fiscal 2013 and 2012, 53.3% and 61.2% of our revenue, respectively, and 50.6% and 53.4% of our revenue less repair payments, respectively, were derived from clients located in the UK. During the same periods, 30.5% and 30.5% of our revenue, respectively, and 32.2% and 36.6% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the US). Further, during the same periods, 5.9% and 5.6% of our revenue, respectively, and 6.3% and 6.7% of our revenue less repair payments, respectively, were derived from clients in the rest of Europe. Any further weakening of the European or US economy will likely have a further adverse impact on our revenue.

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

The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. During fiscal 2013, 2012 and 2011, the attrition rate for our employees who have completed six months of employment with us was 35%, 38% and 43%, respectively. While our attrition rate for our employees who have completed six months of employment with us improved to 35% in fiscal 2013, we cannot assure you that our attrition rate will not increase. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

Page - 9

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

Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2013 and 2012, it is possible that, in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

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

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

Since we were founded in April 1996, and especially since Warburg Pincus acquired a controlling stake in our company in May 2002, we have experienced growth and significantly expanded our operations. Our employees have increased to 25,520 as at March 31, 2013 from 15,084 as at March 31, 2007. In January 2008, we established a new delivery center in Romania, which we expanded in fiscal 2011. Our subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. In fiscal 2013 we opened new facilities in Poland and Vishakhapatnam, or Vizag. We also expect our delivery center in South Carolina, US to be fully operational in fiscal 2014. We now have delivery centers across 9 countries in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, including a subcontractor’s delivery center in China. Further, in February 2011, we received in-principle approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirapalli Navalpattu, special economic zone, or SEZ, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited (ELCOT) for setting up delivery centers in future. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Latin America.

We have also completed numerous acquisitions. For example, in June 2012, we acquired Fusion, a leading BPO provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012, which increased to 2,169 people as at March 31, 2013. In July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) the Aviva master services agreement with Aviva MS pursuant to which we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of Aviva. Through our acquisition of Aviva Global, we also added three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008.

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Page - 10

We may face difficulties as we expand our operations to establish delivery centers in onshore locations in the US and offshore in countries in which we have limited or no prior operating experience.

In June 2012, we acquired Fusion, a leading BPO provider with two delivery centers in South Africa. In May 2012, we announced our plans to establish a new delivery center in South Carolina in the US, which will be our first delivery center in North America. We expect this new delivery center to be fully operational in fiscal 2014. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional onshore delivery centers in the US and offshore delivery centers in Africa, the Asia Pacific and Latin America, which may involve expanding into countries other than those in which we currently operate. We have limited prior experience in operating onshore delivery centers in the US. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

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

•

a reduction in revenue by more than 10% in two succeeding quarters due to a change in the largest shareholder of the company may also constitute an event of default under certain of our loan agreements.

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

We have operations in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in Australia, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

Page - 11

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

The average Indian rupee/US dollar exchange rate was approximately 54.38 per $1.00 in fiscal 2013, which represented a depreciation of the Indian rupee of 13.5% as compared with the average exchange rate of approximately 47.93 per $1.00 in fiscal 2012, which in turn represented a depreciation of the Indian rupee of 5.2% as compared with the average exchange rate of approximately 45.57 per $1.00 in fiscal 2011. The average pound sterling/US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2013, which represented a depreciation of the pound sterling of 0.9% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2012, which in turn represented an appreciation of the pound sterling of 2.5% as compared with the average exchange rate of approximately £0.64 per $1.00 in fiscal 2011.

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

Recent concerns over increases in car insurance premiums have led to investigations by the UK competition authority on whether any market practice, such as the payment of referral fees to accident management companies and insurance companies of “non-fault” drivers, restricts or distorts competition in connection with the provision of motor insurance, and also to the recent introduction of new laws banning the payment of referral fees for claims involving personal injury, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.

A number of aspects of the motor insurance sector are currently under review in the UK. The UK Office of Fair Trading, or the OFT, has conducted a market study of the UK private motor insurance market to investigate increases in car insurance premiums over the past two years. The study focused on the provision of repairs and replacement vehicles to drivers involved in road traffic accidents which were not their fault (or “non-fault” drivers). The OFT has provisionally decided that there are reasonable grounds to suspect that credit hire replacement vehicle arrangements and third-party vehicle repair arrangements for “non-fault” drivers are two factors that may be driving up insurance premiums. The OFT’s market study has provisionally found that the practice of the payment of referral fees by accident management companies to claims management companies and insurance companies in the arrangements for the provision of credit hire replacement vehicles and third-party vehicle repairs to “non-fault” drivers appear to be inflating the cost of insurance claims. As a result, the OFT has provisionally decided to refer the matter to the UK Competition Commission for a more detailed investigation. The UK Competition Commission has the power to impose remedies or recommend legislative changes that could include a ban on the payment of referral fees in such arrangements.

In May 2012, the UK Legal Aid, Sentencing and Punishment of Offenders Act 2012, or the LASPO Act, was adopted. The provisions of the LASPO Act that prohibit the payment and receipt of referral fees by regulated professionals, such as solicitors, barristers, claims management companies and insurers, for claims involving personal injury, came into force in April 2013. The implementation of the ban on referral fees for claims involving personal injury cases pursuant to the LASPO Act is expected to have, and any other similar bans or restrictions imposed in future would likely have, a material adverse effect on the business of clients that are dependent on such referral fees. In turn, this would likely result in a loss of all or a material portion of the accident management services that we provide these clients in our “non-fault” repairs business. One of our largest auto claims clients by revenue contribution in fiscal 2012 that generates significant revenues through referral fees has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. We may lose some or all of the business from other clients that may be adversely affected by a ban on such referral fees.

Page - 12

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

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation.” Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

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

Page - 13

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H7N9) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.

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

The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2014 (including work orders/statement of works that will expire on or before March 31, 2014 although the related master services agreement has been renewed) represented approximately 22.8% of our revenue and 20.3% of our revenue less repair payments from our clients in fiscal 2013. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ — Recent concerns over increases in car insurance premiums have led to investigations by the UK competition authority on whether any market practice, such as the payment of referral fees to accident management companies and insurance companies of “non-fault” drivers, restricts or distorts competition in connection with the provision of motor insurance, and also to the introduction of new laws banning the payment of referral fees for claims involving personal injury, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.”

Page - 14

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

We have recently entered into a subcontracting arrangement for the delivery of services in China. We have in the past and may in the future enter into subcontracting arrangements for the delivery of services in jurisdictions where we do not have delivery centers. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2013 and 2012, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Page - 15

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

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, our subcontractor’s delivery center in China, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

Page - 16

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

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide.  Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited.  Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.  Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims.  Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

Fraud and significant security breaches in our or our clients’ computer systems and network infrastructure could adversely impact our business

Our business is dependent on the secure and reliable operation of our information systems, including those used to operate and manage our business and our clients’ information systems, whether operated by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to misappropriate confidential client data and used such confidential data to record fraudulent transactions and have recently received communication from a client seeking, among others, an indemnity for any losses incurred by them on such a matter relating to their processes performed by us.  We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees.  Accordingly, we may have significant liability arising from such fraudulent transactions which may materially affect our business and financial results.  Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Our business also requires the appropriate and secure utilization of client and other sensitive information. We cannot be certain that advances in criminal capabilities (including cyber attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our client’s network to steal data or to seek sensitive information. Any intrusion into our network or our client’s network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in such intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients, and limit access to and distribution of our proprietary information to the extent required for our business purpose.

India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required, by our client contracts, to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

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

Page - 17

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

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. In June 2012, we acquired Fusion, a leading BPO provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012 which increased to 2,169 people as at March 31, 2013. We cannot assure you that we will be able to successfully integrate Fusion’s business operations with ours, or that we will be able to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share or achieve accretive benefits from our acquisition of Fusion.

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

As at March 31, 2013, we had goodwill and intangible assets of approximately $87.1 million and $92.1 million, respectively, which primarily resulted from the purchases of Fusion, Aviva Global, BizAps, Chang Limited, Flovate, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services Private Limited, or WNS Global. Of the $92.1 million of intangible assets as at March 31, 2013, $84.0 million pertain to our purchase of Aviva Global. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded a significant impairment charge to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $84.0 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2013, 2012 and 2011 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

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

Page - 18

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

In fiscal 2013 and 2012, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $0.8 million and $1.7 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2013 and 2012, respectively, if the tax holidays and exemptions as described below had not been available for the respective years.

In fiscal 2011, our tax rate in India and, to a lesser extent, Sri Lanka significantly impacted our effective tax rate. We incurred minimal income tax expense on our operations in India and Sri Lanka in fiscal 2011 as a result of the tax holiday enjoyed by our delivery centers registered in the STPI in India and the tax exemption enjoyed in Sri Lanka as described below. We would have incurred approximately $14.0 million in additional income tax expense on our STPI operations in India and our operations in Sri Lanka, if the tax holiday and exemption had not been available for the period. The STPI tax holiday in India expired on April 1, 2011.

We expect our tax rate in India and Sri Lanka and, to a lesser extent, the Philippines to continue to impact our effective tax rate. Our tax rate in India have been impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100.0% to 50.0% which started in fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100.0% income tax exemption.

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India, or STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 32.45%. Further, the Government of India, pursuant to the Finance Bill 2013, has proposed to increase the annual tax rate to 33.99%.

Further, in 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 until fiscal 2026.

Page - 19

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

Since the adoption of the Indian Finance Act, 2007, we have become subject to minimum alternate tax, or MAT, and, since fiscal 2008, we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.01%. Further, the Government of India, pursuant to the Finance Bill 2013, has proposed to increase the tax rate to 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2013, we have offset $1.3 million of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

Our operations in Sri Lanka are also eligible for tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the Board of Investment, Sri Lanka, or the BOI. This tax exemption expired in fiscal 2011, however, effective fiscal 2012; the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This has enabled our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lanka Inland Revenue Act following the expiry of the tax exemption.

Our subsidiary in the Philippines, WNS Global Services Philippines, Inc., is also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority. This tax exemption is available for four years from the date of grant of the tax exemption and will expire in fiscal 2014. During fiscal 2013, we started operations in a new delivery center in the Philippines which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing annual tax rate, which is currently 30.0%.

Our subsidiary in Costa Rica is also eligible for a 100.0% income tax exemption from fiscal 2010 until fiscal 2017 and a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations.

The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code Bill, which was tabled in the Indian Parliament in August 2010, is intended to replace the Indian Income Tax Act, 1961. Under the Direct Taxes Code Bill, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The Direct Taxes Code Bill, if enacted, also proposes to discontinue the existing profit based incentives for SEZ units operational after March 31, 2014 and replace them with investment based incentive for SEZ units operational after that date. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2012, has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, in December 2012, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is expected to be effective April 1, 2015, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

Page - 20

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

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We may be required to pay additional taxes in connection with audits by the Indian tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2010 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,827.3 million ($52.1 million based on the exchange rate on March 31, 2013) in additional taxes, including interest of 1,029.4 million ($19.0 million based on the exchange rate on March 31, 2013).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2013, we have provided a tax reserve of 910.4 million ($16.8 million based on the exchange rate on March 31, 2013) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5. Operating and Financial Review and Prospects — Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,400.8 million ($44.2 million based on the exchange rate on March 31, 2013) in additional taxes, including interest of 748.7 million ($13.8 million based on the exchange rate on March 31, 2013). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited some portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2013, corporate tax returns for fiscal years 2010 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($6.4 million based on the exchange rate on March 31, 2013) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Page - 21

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

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2013, we had 50,588,044 ordinary shares outstanding, including 49,947,822 shares represented by 49,947,822 ADSs. In addition, as at March 31, 2013, a total of 3,335,612 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Second Amended and Restated 2006 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

Page - 22

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

•      a change in control, or possible change of control, of our company

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

Page - 23

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts, or ADRs, or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

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

Page - 24

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission, or JFSC, in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wns.com . Information contained on our website does not constitute part of this annual report.  Our agent for service in the US is our subsidiary, WNS North America Inc., 15 Exchange Place, 3rd, Floor, Suite 310, Jersey City, New Jersey 07302, US.

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process outsourcing services to third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team. In fiscal 2003, we acquired Town & Country Assistance Limited, a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing. We subsequently rebranded the company as WNS Assistance, which is part of WNS Auto Claims BPO, our reportable segment for financial statement purposes. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners Inc. (which we merged into our subsidiary, WNS North America Inc.), a provider of BPO services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In March 2008, we entered into a joint venture with ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. and in November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited, or AHA (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired BizAps, a provider of Systems Applications and Products, or SAP®, solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) the Aviva master services agreement (as varied by the variation agreement entered into in March 2009), pursuant to which we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of Aviva. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction. In June 2012, we acquired Fusion, a provider of a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. Following our acquisition of Fusion, we have renamed it as WNS Global Services SA (Pty) Ltd.

In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited, or Noida, NTrance Customer Services Private Limited, WNS Customer Solutions (Private) Limited, or WNS Customer Solutions, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. In another restructuring exercise, three of our subsidiaries, First Offshoring Technologies Private Limited, Hi-Tech Offshoring Services Private Limited and Servicesource Offshore Technologies Private Limited, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. In fiscal 2011 and 2012, we restructured and rationalized our UK and US group companies, wherein three of our UK-based non-operating subsidiaries, Chang Limited, Town & Country Assistance Limited and BizAps, were voluntarily dissolved. In the US, two of our subsidiaries, WNS Customer Solutions North America Inc. and Business Application Associates Inc. were merged with and into WNS North America Inc. In fiscal 2012, we also incorporated a new subsidiary in the US, WNS Global Services Inc., and a new branch of WNS (Mauritius) Limited in the Dubai Airport Free Zone, United Arab Emirates, WNS Mauritius Limited ME (Branch), and de-registered our existing subsidiary WNS Global FZE in the Ras-Al-Khaimah Free Trade Zone, United Arab Emirates or UAE. In fiscal 2013 as part of our restructuring activities WNS Philippines Inc. was merged into WNS Global Services Philippines, Inc. and our Costa Rican subsidiary, WNS BPO Services Costa Rica, S.R.L. (formerly known as WNS BPO Services Costa Rica, S.A.), was transferred and is now a subsidiary of WNS North America Inc. In May 2012, WNS Global Services (UK) Limited, or WNS UK, established a branch in Poland, WNS Global Services (UK) Limited (Spółka Z Ograniczoną Odpowiedzialnością) Oddział W Polsce, Gdańsk. In March 2013, we also established a new branch of Business Applications Associates Beijing Ltd. in Guangzhou, China named Business Applications Associates Beijing Limited Guangzhou Branch. As a result of the various restructuring activities undertaken between fiscal 2010 and 2013, our organizational structure has been simplified, and now comprises 21 companies in 16 countries, including two branches in Poland and UAE. Of these 21 companies, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under Section 25 of the Companies Act, 1956, India formed for the purpose of promoting corporate social responsibilities and not considered for the purpose of preparing our consolidated financial statements. In April 2012, we were awarded the Golden Peacock Award for Global Corporate Social Responsibility for 2011-2012 for our contribution through WNS Cares Foundation towards education of under privileged children.

Page - 25

We are headquartered in Mumbai, India, and we have client service offices in New Jersey (US), New South Wales (Australia), London (UK), and Singapore and delivery centers in San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik, Pune and Vizag (India), Manila (the Philippines), Gydnia (Poland), Bucharest (Romania), Cape Town and Johannesburg (South Africa), Colombo (Sri Lanka), Ipswich, Manchester and Mansfield (the UK), Houston, Texas and Columbia, South Carolina (the US).

We completed our initial public offering in July 2006 and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “WNS.” In February 2012, in connection with our follow-on offering, we issued new ordinary shares in the form of ADSs, at a price of $9.25 per ADS, aggregating approximately $50.0 million and at the same time, Warburg Pincus divested 6,847,500 ordinary shares in the form of ADSs. In February 2013, Warburg Pincus sold its remaining 14,519,144 ordinary shares in the form of ADSs, thereby divesting its entire stake in our company.

Our capital expenditure in fiscal 2013, 2012 and 2011 amounted to $21.2 million, $21.2 million and $15.3 million, respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2014 to be approximately $21.0 million, a significant amount of which we expect to spend on infrastructure build-out and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2013, we had commitments for capital expenditures of $4.4 million relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $1.7 million in India, approximately $1.2 million in South Africa, approximately $0.6 million in the rest of the world, approximately $0.5 million in Europe (excluding the UK) and approximately $0.4 million in the UK. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a leading global provider of BPO services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, nearshore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, as well as to our subcontractor’s delivery center in China, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; manufacturing, retail, consumer products, media and entertainment, telecommunication, or telecom, and diversified businesses; consulting and professional services; utilities; healthcare; banking and financial services; shipping and logistics; and public sector industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer care, finance and accounting, research and analytics, technology services and legal services. In fiscal 2013, we established a new horizontal unit that offers human resources outsourcing services.

We monitor our execution of our clients’ business processes against multiple performance parameters, and we aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We aim to build long-term client relationships, and we typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2013, 72 and 68 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively. In fiscal 2012, 71 and 68 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively.

As at March 31, 2013, we had 25,520 employees executing approximately 700 distinct business processes for our 236 clients.

Page - 26

In fiscal 2013, our revenue was $460.3 million, our revenue less repair payments was $436.1 million and our profit was $21.4 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments and a reconciliation of our revenue less repair payments to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

Companies are outsourcing a growing proportion of their business processes in order to reduce costs, increase process quality, increase flexibility, and improve business outcomes. Companies have shifted their BPO requirements from simpler processes such as call center related  activities to a wider range of more complex business processes, including finance and accounting, research and analytics and industry-specific solutions. Companies are also asking their BPO providers to deliver higher-value services, such as process re-engineering and transformation services, which increase competitive advantage and have an impact on revenues as well as profits. In order to provide complex services and transformational capabilities, providers must increasingly leverage technology platform solutions, analytics and industry-specific knowledge to deliver better processes and business outcomes. These companies are also asking for more flexible business models that align the interests of the provider with those of the company, including transaction-based and outcome-based engagements. Many of these companies are outsourcing to offshore locations such as China, India and the Philippines to access a large, high quality and cost-effective workforce. They are also outsourcing to nearshore and onshore locations across the globe to mitigate risks and to take advantage of language capabilities and cultural alignment. We are a leading global provider in the BPO industry and believe that we are well positioned to benefit from these outsourcing trends with our blend of onshore, nearshore and offshore delivery capabilities.

The global business process outsourcing industry is a large and growing industry. According to the IDC 2012 Reports, the worldwide BPO market is estimated to have grown at a compound annual growth rate, or CAGR, of 3.5% from $143 billion in 2008 to $164 billion in 2012. IDC estimated that the worldwide BPO market will grow at a CAGR of 5.4% from 2012 to 2016, to $203 billion. Furthermore, the offshore-based BPO market is expected to continue to grow at a faster rate than the worldwide BPO market. According to IDC, the offshore-based BPO market is estimated to have grown at a CAGR of 17.5% from $3.1 billion in 2008 to $5.9 billion in 2012. In addition, IDC estimated that the worldwide offshore-based BPO market will grow at a CAGR of 20.4% from 2012 to 2016, to $12.4 billion.

Page - 27

The following chart sets forth the estimated growth in revenue generated from worldwide offshore-based BPO services and worldwide BPO services:

Source: IDC Market Review, Worldwide Offshore Key Horizontal BPO	Source: IDC Market Review, Worldwide and U.S. Business Process
Services 2012-2016 Forecast	Outsourcing Services 2012-2016 Forecast
Note: Years ending March 31	Note: Years ending March 31

We believe that India is considered to be an attractive destination for offshore information technology, or IT, services and BPO services. According to the NASSCOM 2013 Report, India is a preferred offshore destination because of five key reasons:

•                  scale and maturity : more than 25 years of outsourcing experience;

•                  a rich talent pool : an annual technology talent output of approximately one billion;

•                  competitiveness: approximately 60-70% more cost efficient than source countries and approximately 15-20% lower than the next lowest offshoring destination;

•                  customer centricity : approximately 30-32% revenues from verticalized business process management services; and

•                  strong ecosystem: largest number of delivery centers, focused training and development and a secure environment.

Business process outsourcing typically requires a long-term strategic commitment for companies. The processes that companies outsource frequently are complex in nature, and tightly integrated with their core operations. These processes require a high degree of customization and, often, a multi-stage outsource transfer program. Companies therefore would incur high switching and other costs to transfer these processes back to their internal operations or to other business process outsourcing providers, whether onshore or offshore. As a result, once a business process outsourcing provider gains the confidence of a client, the resulting business relationship usually is characterized by multi-year contracts with predictable annual revenue.

Given the long-term, strategic nature of these engagements, companies undertake a rigorous process in evaluating their business process outsourcing provider. Based on our experience, a client typically seeks several key attributes in a business process outsourcing provider, including:

•                  domain knowledge and industry-specific expertise;

•                  process expertise across horizontal service offerings;

•                  ability to innovate, add new operational expertise and drive down costs;

•                  demonstrated ability to execute a diverse range of mission-critical and often complex business processes;

•                  global presence via onshore, nearshore and offshore delivery centers;

•                  capability to scale employees and infrastructure without a diminution in quality of service; and

•                  established reputation and industry leadership.

As the business process outsourcing industry evolves further, we believe that industry-specific knowledge, higher-value process expertise, a global delivery platform, scale, reputation and leadership will become increasingly important factors in this selection process.

Page - 28

We believe that non-linear pricing models which allow BPO providers to price their services based on volume of transactions processed or the value delivered to companies will replace, in certain engagements, pricing models that are primarily based on headcount (often referred to as full-time equivalents, or FTEs), as companies look to align revenues and costs by paying for the value delivered to them rather than the efforts deployed to provide the services to them. Non-linear pricing models therefore create the incentive for BPO providers to improve the productivity of their employees and the efficiency of their operations.

Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading global provider of BPO services:

Well positioned for the evolving BPO market

The BPO industry, which started with the first wave of outsourced processes, such as call center customer service activities, has now expanded to include higher-value services that involve process re-engineering, management of mission-critical operations and business transformation. We believe that as companies have become more experienced with outsourcing, they generally look to outsource an increasing number of processes and to outsource increasingly complex and more vertical-specific processes. We believe that our industry-specific expertise, comprehensive portfolio of complex services, transformation capabilities, technology-enabled solutions and customer-centric approach position us at the forefront of the evolving BPO market. In addition, as companies increasingly look to diverse global delivery locations for their BPO services to mitigate risk and leverage language capabilities and cultural alignment, we believe we are well positioned to benefit from this trend with our blend of onshore, nearshore and offshore delivery capabilities.

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

In addition, we have organized our company into business units aligned along each of the industries on which we focus. By doing so, we are able to approach clients in each of our target industries with a combined sales, marketing and delivery effort that leverages our in-depth industry knowledge and industry-specific technology platforms.

For example, in our insurance vertical, we have specialized expertise in multiple insurance sub-sectors including property and casualty, auto and life. We offer various insurance-specific processes such as premium and policy administration, claims management, actuarial services and underwriting.

We have received numerous recognitions for our industry leadership including:

•                  Everest Group’s 2012 PEAK Matrix for Insurance BPO — Industry “Leader” in Insurance BPO

•                  HfS Research — Industry “Leader” in Global Insurance BPO 2012

•                  International Data Corporation (IDC) — A major player worldwide in Business Analytics BPO*

•                  Stevie® Awards for Sales and Customer Service 2013- Customer Service Management Team of the Year, Telesales Team of the Year and Contact Center of the Year (Up to 100 Seats)

•                  International Association of Outsourcing Professionals (IAOP) — Ranked amongst the 2012 Global Outsourcing 100

•                  CISO 2012 Power List — Ranked amongst top 15 companies

•                  CIO 100 Awards 2012 — Top 100 Award and Networking Pioneer Special Award

•                  Golden Peacock Award — Global Corporate Social Responsibility 2012

•                  Global CSR Award 2012 — Excellence in “Corporate Social Responsibility Practice Overall” category

•                  The Medici Institute India — The Medici Innovation Hall of Fame 2013 Award

•                  BPeSA Western Cape Contract Centre Awards 2012— Best Large Outsourced Contract Centre

•                  Asia Responsible Entrepreneurship Award (AREA) for Social Empowerment 2012

Page - 29

* Source:  IDC Marketscape:  Worldwide Business Analytics BPO Services 2012 Vendor Analysis, doc #234937, May 2012.

Comprehensive portfolio of complex services, higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to evolve away from reliance on services that are less integral to our clients’ operations, such as telemarketing and technical helpdesks, which characterized the business process outsourcing industry in its early days. We also offer higher-value services such as transformation services, which are designed to help our clients to identify business and process optimization opportunities and leverage our industry and process expertise, technology solutions and analytics capabilities.

We also have developed and continue to develop technology-enabled solutions that utilize our proprietary software and licensed software in conjunction with our core business process outsourcing services. These integrated, technology-enabled solutions allow us to offer higher value, differentiated services which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software platforms and expertise with our service capabilities to deliver business solutions to the marketplace. We believe these technology-enabled solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

For example, we offer various technology-enabled platforms as part of our broad suite of transformation services that also includes Consulting and Program Management Services, Process and Quality Services and Technology Services. For a large North American airline, we utilized our VERIFARE ® fare audit platform to streamline the airline’s revenue recovery process, thereby allowing the airline to increase the amount of revenue recovered from inaccurate fare charges.

Proven global delivery platform

We deliver our services from 31 delivery centers around the world, located in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, as well as through a subcontractor’s delivery center in China. Our ability to offer services delivered from onshore, nearshore and offshore locations benefits our clients by providing them with high-quality services from scalable, efficient and cost-effective locations based on their requirements and process needs. It also provides our clients with the benefits of language capabilities, cultural alignment and risk mitigation in their outsourcing programs.

We believe the breadth of our delivery capability allows us to meet our clients’ needs, diversifies our workforce and allows us to access local talent pools around the world.

Our client-centric focus

We have a client-centric engagement model that leverages our industry-specific and shared-services expertise, flexible pricing models, “client-partner” relationship approach, as well as our global delivery platform to offer business solutions designed to meet our clients’ specific needs.

We have sought to enhance our value proposition to our clients by providing them with more flexible pricing models that align our objectives with those of our clients. In addition to traditional headcount-based pricing, we provide alternative pricing models such as transaction-based pricing and outcome-based pricing.

We have also adopted a client-centric sales model, which is tightly integrated with our vertical organizational structure. Strategic accounts are assigned a dedicated client partner from our team who will be responsible for managing the day-to-day relationship. The client partner is typically a seasoned resource with deep domain experience, who works directly from the client’s local offices. Within our company, the client partner is aligned with a specific vertical, and directly manages sales resources responsible for expanding client relationships (farmers). The client partner is responsible for driving business value to our clients, ensuring quality of delivery and customer satisfaction, and managing account growth and profitability.

We believe our ability to provide highly relevant solutions, alternative pricing models, a client-centric approach and a global delivery platform gives our clients the capabilities they seek from their outsourcing partner. As a result, we have built long-standing relationships with large multinational companies.

Experience in transferring processes offshore and running them efficiently

Many of the business processes that our clients outsource to us are mission-critical and core to their operations, requiring substantial program management expertise. We have developed a sophisticated program management methodology intended to ensure the smooth transfer of business processes from our clients’ facilities to our delivery centers. Our highly experienced program management team has transferred approximately 700 distinct business processes for our clients.

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

Page - 30

Extensive investment in human capital development

We have established the WNS Learning Academy, which provides ongoing training to our employees for the purpose of continuously improving their leadership and professional skills. We seek to promote our team leaders and operations managers from within, thereby offering internal advancement opportunities and clear long-term career paths.

As part of their development, we have launched programs for our front line managers and top talent to help them to improve their performance in their current roles and to develop new skill sets to enable them to take on new roles. These programs include our business intervention program “TransforME”, a top talent program for our employees in senior leadership roles.

We have also put in place our New Leadership Competency framework, which serves as a tool to help leaders measure the skill sets and behavioral patterns required by them and their teams to excel in the current and future roles.

In addition, we also create individual development plans for our top talent based on inputs from our line managers and business units heads to help further their career development.

Our aim is to develop a truly global team, invest in high-growth opportunities and increase our employees’ sales effectiveness in farming and hunting while leveraging on technology to create a learning organization.

Experienced management team

We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. Members of our executive and senior management team have, on average, over 20 years of experience in diverse industries, including in the business process and IT outsourcing sector, and in the course of their respective careers have gathered experience in developing long-standing client relationships, launching practices in new geographies, developing new service offerings and successfully integrating acquisitions.

Business Strategy

Our objective is to strengthen our position as a leading global business process outsourcing provider. To achieve this, we will seek to increase our client base, expand our existing relationships, further develop our industry expertise, enhance our value proposition to our clients, develop new business services, enhance our brand, expand our global delivery platform and make selective acquisitions.

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

•                  an increase in the range of services and solutions offered to our clients across different industries and business functions;

•                  the establishment of our Capability Creation Group to facilitate the creation of new client offerings and automation of solutions;

•                  an increase in the amount of technology in our service offerings including the development of new technology-enabled solutions; and

•                 the expansion of our global delivery platform.

The key elements of our growth strategy are described below.

Increase business from existing clients and add business from new clients

We have organized our company into vertical business units to focus on each of the industries that we target and to manage more effectively our sales and marketing process. We also have expanded our sales force, from 68 members as at March 31, 2012 to 81 members as at March 31, 2013, in order to provide broader sales coverage and to add management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (farmers) and another focused on seeking new clients (hunters).

We seek to expand our relationships with existing clients by identifying additional processes that can be transferred to our global delivery centers, cross-selling new services, adding technology-based offerings and expanding into other lines of business and geographies within each client. Our account managers and client partners have industry-specific knowledge and expertise and are responsible for maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new outsourcing opportunities. As a result of this strategy, we have a strong track record of extending the scope of our client relationships over time.

Page - 31

For new clients, we seek to provide value-added solutions by leveraging our deep industry knowledge and process expertise. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities as they arise.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process outsourcing practices in various industries and business sectors. We intend to leverage our knowledge of the insurance; travel and leisure; and banking and financial services industries, with additional focus on the manufacturing, retail, consumer products, media and entertainment, telecom and diversified businesses; consulting and professional services; utilities; healthcare; shipping and logistics; and public sector industries to penetrate additional client opportunities within these industries. To complement our industry-focused approach, we intend to invest in talent and technology platforms with the goal of expanding our business and acquiring industry specific expertise to improve our service offerings across industries.

Provide higher value added services

We seek to enhance our value proposition to our clients by leveraging our industry-specific expertise; our portfolio of higher-value services such as our finance and accounting services, research and analytics services, transformation services and technology-enabled solutions; and our flexible pricing models. We also intend to broaden the scope of our higher-value service offerings to capture new market opportunities.

By delivering an increasing portfolio of higher-value services to our clients and migrating them towards transaction- or outcome-based pricing models, we aim to increase the value of our solutions to our clients and enhance the strength, size and profitability of these relationships.  In January 2012, we established our Capability Creation Group, which is responsible for facilitating the creation of new client offerings and the automation of solutions across the organization.

Enhance awareness of the WNS brand name

Our reputation for operational excellence and domain expertise among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth brand equity in the past to scale our business. However, as the size and the complexity of the business process outsourcing market grows, we are actively increasing our efforts to enhance awareness of the WNS brand in our target markets and among potential employees. To accomplish this, we have established a dedicated global marketing team comprised of experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, internet marketing techniques, and other initiatives that encourage innovation in the BPO industry, such as the publication of articles and white papers, webinars and podcasts. In addition, we are aggressively targeting BPO industry analysts, sourcing advisors, general management consulting firms, and boutique outsourcing firms, who are often retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications and aid in the partner selection process.

Expand our delivery capabilities

We currently have 31 delivery centers located in nine countries around the world. We also deliver services through a subcontractor’s delivery center in China. In fiscal 2013, we expanded our delivery capacity by 3,047 seats or approximately 16.1% of our capacity at the end of fiscal 2012. We intend to expand our global delivery capability through additional delivery centers in onshore, nearshore and offshore locations as well through collaborations with other providers.  This approach will allow us to offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

Our acquisition strategy is focused on adding new service and technology capabilities, industry expertise, and expanding our geographic delivery platform. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. Our intention is to continue to pursue targeted acquisitions in the future and to rely on our integration capabilities to expand the growth of our business.

Business Process Outsourcing Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales and marketing process:

Page - 32

•                  Insurance;

•                  Travel and leisure;

•                  Manufacturing, retail, consumer products, media and entertainment, telecom and diversified businesses;

•                  Consulting and professional services;

•                  Healthcare;

•                  Banking and financial services;

•                  Utilities;

•                  Shipping and logistics; and

•                  Public sector.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), in the areas of customer care (or contact center), finance and accounting, human resource outsourcing, research and analytics, technology and legal services. We also have a global transformation practice which offers higher-value services such as transformation services that are designed to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and program management leverage to achieve cost savings.

To achieve in-depth understanding of our clients’ industries and provide industry-specific services, we manage and conduct our sales processes in our three key markets — Europe, North America and Asia-Pacific. Our sales teams are led by senior professionals who focus on target industries, processes and clients. Each business unit is staffed by a dedicated team of managers and employees engaged in providing business process outsourcing client solutions. In addition, each business unit draws upon common support services from our information technology, human resources, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.

Vertical Business Units:

Insurance

Our insurance services (actuarial and non-actuarial) are structured into three lines of business offerings customized for property and casualty insurance, life and annuities and healthcare. We cater to a diverse and sizeable number of clients globally and have significant experience across a broad range of insurance product lines.

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

Our insurance business vertical includes our auto claims business, consisting of WNS Assistance and AHA, which  comprises our WNS Auto Claims BPO segment. We offer a technology-driven model that enables us to handle the entire automobile insurance claims cycle. We offer comprehensive repair management services to our clients where we arrange for the repair of automobiles through a network of repair centers. We also offer claims management services where we process accident insurance claims for our clients. In addition, we provide third party claims handling services including the administration and settlement of property and bodily injury claims while providing repair management and rehabilitation services to our insured and self-insured fleet clients and the end-customers of our insurance company clients. Our service for uninsured losses focuses on recovering repair costs and legal expenses directly from negligent third parties. See “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Page - 33

As at March 31, 2013, we had 5,694 employees working in this business unit. In fiscal 2013 and 2012, this business unit accounted for 35.5% and 44.7% of our revenue and 31.9% and 33.6% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Insurance – Service Offerings

Agency Services

Correspondence, Renewals, Terminations, Commissions, Special compensation

Policy Administration

Policy benefits, Policy reinstatement and quotes, Policy changes, Inbound customer service, Endorsements, Renewals, Pre-renewals/ expiry premium, Lapses, Indexing and logging, Specialist line, Mid-term changes, Motor insurance database updation

Investment Management

Trade compliance, Performance measurement, Credit research, Data management, Real estate

New Business Support

Sales, Conversion, Quote acceptance, Cross-selling and up-selling, Customer enquiries, Exposure assessment, New business data entry, Rule-based underwriting, Policy issuance

Premium Administration

Fund applications, Refunds, Billing, Premium mode changes, Bank information changes, Account reconciliation

UK Motor Accident Management Provision

First notification of loss, Repair management and engineering, Liability handling, Third-party capture, Subrogation, Non-fault claims management, Claims handling process technology

Claims

Claim set-up, Examination, Review, Settlement, Correspondence, Tax compliance, First notification of loss, Policyholders and broker claim enquiries, Claim notification processing adjustment, endorsements and renewals, Claim assessment, Negotiation and litigation, Recovery check processing, Third party claims, Subrogation, Supplier payments, Claims progression, Bodily injury claims, Delegated authority payments, Claims bill payment, Claims adjudication, Manual claims intervention, Transfers and withdrawals, Loss adjusting transcription

Actuarial Services

Life Actuarial Services: Financial reporting and measurement, Actuarial systems support and actuarial technical support.

Property and Casualty Services: Product development, Underwriting and pricing, Claims reserving, and Marketing and Claims Analytics.

Solvency II Services

Proprietary Platform:

•                  Proprietary platforms designed to transform business processes: (i) ClaimPro — End-to-End Claims Management softwareTM; (ii) Elixir Suites of Products platform for life and annuity, and property and casualty lines of business; and (iii) broker portal for premium accounting.

Case Study

Our client, a leading insurance provider across life, general and health insurance verticals, wanted a solution to the challenges that it was facing in its management information systems, or MIS, and data analytics function, which was due to complex and disparate data sources, information silo within the client organization and duplication in reporting.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                  Establishment of a center of excellence, or CoE: Our team established a CoE to support the client’s MIS function with a blended onshore and offshore team. Our offshore team focused on delivery of services while our onshore team focused on client interaction and management.

•                  Analytics resources management: Our team has re-aligned the client’s analytics resources to optimize value and enhance efficiency of these resources.

•                  Automation of reporting procedures and data mining: Our team improved efficiences through the automation of standard reporting procedures and use of technology-driven data mining.

•                  Risk management: Our team used key performance indicators and service-level agreements, or SLAs, to manage internal processes and performance to improve risk management and control. Based on the ground knowledge of our onshore team, we were able to build a fraud analytics model for the client.

Page - 34

We have helped our client strengthen and improve its efficiencies in its MIS and data reporting and analytics function. Specific benefits delivered to the client included:

•                  Providing actionable intelligence to internal business units based on insights from the CoE, which may be translated into profitable growth.

•                  Improved end-to-end accountability for business results and target transformation by jointly leveraging on our and client’s own internal resources.

•                  Improved process efficiencies through consolidation and standardization of processes and rationalization of platforms across the client’s business.

Travel and Leisure Services

We deliver end-to-end services to clients across the travel and leisure industry value chain. We provide a wide range of scalable solutions that support air, car, hotel, marine and packaged travel and leisure services offered by our clients.

The key travel and leisure industry sectors we serve include:

•                  Airlines;

•                  Travel agencies, online travel agencies, tour operators and hospitality companies;

•                  Rental car companies and motor clubs;

•                  Hotels and cruise lines; and

•                  Global distribution systems providers.

As at March 31, 2013, we had 5,725 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2013 and 2012, this business unit accounted for 20.5% and 18.8% of our revenue and 21.5% and 22.6% of our revenue less repair payments, respectively.

Page - 35

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

The initiatives undertaken by us that are designed to improve efficiency and reduce costs of the revenue accounting process included:

•                  Effecting robust and seamless transition: By leveraging our proprietary transition methodology “EnABLE” we effected a smooth transition of the client’s PRA processes to us. It was a complex transition given that the client’s PRA operations encompassed approximately 90 legacy applications and operated on two different revenue accounting systems, one used for the client’s PRA operations and one used for the carriers for whom the client provided hosted PRA services. This required onshore training for our core team, rigorous pre-process training for our offshore team, and detailed process documentation.

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

Manufacturing, Retail, Consumer Products, Media and Entertainment, Telecom and Diversified Businesses

We deliver comprehensive BPO services for the manufacturing, retail, consumer products, media and entertainment, telecom and diversified business.

As at March 31, 2013, we had 4,287 employees in this business unit. In fiscal 2013 and 2012, this business unit accounted for 15.5% and 12.2% of our revenue and 16.4% and 14.6% of our revenue less repair payments, respectively.

Manufacturing: Our manufacturing team has experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors we serve include:

Page - 36

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

Page - 37

The following graphic illustrates the key areas of services provided to clients in this business unit:

Media and Entertainment: Our media and entertainment team offers services that leverage our proprietary tools and methodologies that are designed to help our clients create new revenue streams, capitalize on emerging digital opportunities, harness new-age consumers to their advantage and boost margins.

The key media and entertainment sectors we serve include:

•                  Music companies;

•                  Publishing companies;

•                  Television;

•                  Radio;

•                  Films;

•                  Gaming and animation companies;

•                  Sports entertainment; and

•                  Internet and outdoor advertising firms.

Our vertical approach to delivering outcomes, large team of domain experts and award-winning proprietary research and analytics solution platform, WADESM, are at the core of the solutions we design for our clients in the media and entertainment space.

Page - 38

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

The following graphic illustrates the key areas of services provided to clients in this business unit:

Proprietary Platform:

•                  Proprietary platform-based service offering: research and analytics solution platform WADESM.

Page - 39

Case Study

Our client, a leading manufacturer and supplier of electronics and information technology products for consumer and professional markets worldwide, wanted to centralize its procurement function by having one procurement hub and unify the procurement processes for all of its 27 European operations.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                  Establishment of procurement hub: Our team centralized the procurement function of all 27 business entities by establishing one procurement hub that manages all of the client’s procurement needs in Europe and delivers cost-savings for the client by leveraging on the client’s overall spend and scale.

•                  Unified procurement processes: Our team has unified the client’s procure-to-pay process by implementing SAP® SRM software and a “no purchase order, no pay” system whereby vendor invoices must refer to a valid SAP® SRM purchase order number in order to be paid.

•                  Supplier Master Data Management: Our team has put in place processes to find, collect, harmonize and aggregate supplier master data to ensure consistent data is utilized.

•                  Supplier rationalization: Our team has helped the client to simplify its business operations and realize cost reductions by rationalizing its existing supplier network.

•                  Establishment of a multi-lingual procurement helpdesk: Our team established a procurement helpdesk to efficiently resolve procurement-related queries which operated in seven different languages to cater to the geographical diversity of the client’s operations.

We helped our client to simplify its business operations and reduce costs in its procurement function. Specific benefits delivered to the client included:

•                  Increased managed spend.

•                  Improved spend visibility.

•                  Improved compliance with procurement policies.

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

The consulting and professional services sectors we serve include:

•                  Retail and pharmaceutical consulting;

•                  Information services;

•                  Private equity;

•                  Property management services; and

•                  Market research.

As at March 31, 2013, we had 1,350 employees in the business unit. In fiscal 2013 and 2012, this business unit accounted for 6.9% and 6.3% of our revenue and 7.3% and 7.5% revenue less repair payments, respectively.

Page - 40

The following graphic illustrates the key areas of services delivered in this business unit:

Case Study

Our client, a leading retail consulting firm engaged in providing customer data analysis, wanted to establish an offshore hub to assist its onshore team in campaign management, data management and reporting jobs using analytics platforms and applications such as Statistical Analysis System, or SAS, Visual Basis for Applications, or VBA, and Structured Query Language, or SQL. Our client also wanted to encourage global efficiencies and best practices by the offshore hub, which challenged the client’s existing business culture.

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

Through our processes we have delivered the following benefits to our client:

•                  An increase in the number of error-free deliveries; and

•                  Improvements in efficiency and productivity, creating increased headroom in its onshore team.

Healthcare

We deliver end-to-end BPO services across the healthcare industry value chain. We offer health information management, or HIM, coding (including current procedural technology, or CPT, and international classification of diseases, ICD-9), medicare and medical claim processing, revenue management related processes and Health Insurance Portability and Accountability Act, or HIPAA, compliance.

The healthcare industry sectors we serve include:

•                  Durable medical equipment manufacturers;

•                  Third-party billing service providers;

•                  Third-party administrators;

•                  Payers and providers of pharmaceutical products;

•                  Providers for utilization management and case management services; and

•                  Providers of workers compensation, medical management and disability solutions.

Page - 41

As at March 31, 2013, we had 1,566 employees in this business unit. In fiscal 2013 and 2012, this business unit accounted for 6.5% and 6.1% of our revenue and 6.9% and 7.4% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Proprietary Platform:

•                  Proprietary platform: The Interactive Transaction Entry System (ITeS), a scriptable data capture workflow application platform for high-speed and high-quality keying from image (KFI) or keying from paper (KFP) processes with efficient process set-up and business rule implementation, quality control and productivity monitoring tools and automated pre or post production.

Case Study

Our client, one of the global leaders in specialty home medical equipment, designs and manufactures high-end and specialty medical devices that require verification of insurance benefits and pre-authorization of complex medical claims. The client wanted to improve cash flows by optimizing its revenue cycle and selected us to provide sales order processing and support and healthcare billing and collection from insurance carriers and patients.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                  Alignment of outcome: Our team implemented a system of risk-based rewards and penalties to align our team with our client’s outcomes.

•                  Capacity augmentation: Our team implemented processes which have helped to improve productivity and increase the client’s capacity.

•                  Claims management: Our team used specific analytics to help the client identify and prioritize claims with a greater likelihood of being paid.

•                  Quality monitoring systems: Our team created systems to help the client monitor and improve its process quality and capabilities.

Through our efforts, we improved our client’s revenue cycle operations, which in turn led to an increase in collections, an acceleration of cash flow and an improvement in customer service. Specific benefits delivered to the client included:

•                  Improvement in the order-to-bill process and development of modifications with enhanced collection speed using Six Sigma tools and IT enhancements.

•                  Establishment of an analytics-driven collections strategy that has led to an increase in collections.

•                  Dashboards that created significant visibility into detailed lead indicators and drivers.

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

Page - 42

•                  Consumer, retail and commercial banking and mortgage;

•                  Wealth, investment management and investment banking;

•                  Research and analytics services;

•                  Credit cards, capital markets and asset management;

•                  Financial advisory firms; and

•                  Financial research and financial market intelligence companies.

As at March 31, 2013, we had 2,035 employees working in this business unit. In fiscal 2013 and 2012, this business unit accounted for 5.5% and 5.2% of our revenue and 5.9% and 6.2% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Proprietary Platform:

•                  Proprietary software: Digital LoanTM for lending management.

Case Study

Our client, a leading asset management firm that specializes in creating investment strategies and solutions for sophisticated, high net-worth individuals and institutional investors, engaged us to provide bank loan underwriting support, monitor customer investments using detailed financial modeling and provide a macroeconomic overview of the loans and investment grade and high-yield debt markets through weekly newsletters, reports and industry reviews.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                 Underwriting support: Our team provided the client with support in its bank loans underwriting function.

•                  Research support and development of new products: Our team provided research support searches and has also designed and developed several new products for the client such as a weekly macroeconomic newsletter, which was distributed to its external clients.

•                  Establishment of standardized calculation approach: Our team implemented a standardized approach for calculating key financial metrics that are used in client’s operations.

•                  Monitoring exposures: Our team provided structured credit process updates and monitored collateralized debt or loan obligations deals where the client had interest or exposure.

Through our processes we have delivered the following benefits to our client:

Page - 43

•                  Increased product coverage.

•                  Created a sustainable offshore business model.

•                  Improved efficiencies and consistency of results with standardized approach.

Utilities

Our utilities team offers end-to-end solutions, which utilize our technology platforms and sophisticated analytical tools that allow utilities companies to transform their operations and thereby gain a competitive edge in the market place.

The key energy and utilities industry sectors we serve include:

•                  Oil and gas;

•                  Electricity; and

•                  Renewable energy.

As at March 31, 2013, we had 2,106 employees working in this business unit. In fiscal 2013 and 2012, this business unit accounted for 6.6% and 4.5% of our revenue, and 7.0% and 5.5% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Case Study

Our client, a leading gas and electricity provider in the UK and the US, wanted to fuel its growth by improving its customer service levels and increase customer satisfaction while reducing its operational costs.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                  Customer care process management: Our team handled customer care processes including interacting with the client’s customers through e-mail, white mail and telephone calls and helped the customer cope with increased customer interaction volumes.

•                  Customer management system: Our team also managed billing exceptions to ensure correct bills were generated for the client.

•                  Process management: Our team helped the client implement its first SAP® platform and developed guidelines to enhance process management.

Through our processes we have delivered the following benefits to our client:

•                  Reduction in backlogs.

•                  Reduction in customer complaints.

•                  Increased customer satisfaction.

•                  Improved debt recovery rates through transformation of the tariff and measurement system.

Page - 44

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

•                  Trucking records management companies; and

•                  Bulk and tanker carriers.

As at March 31, 2013, we had 1,040 employees working in this business unit. In fiscal 2013 and 2012, this business unit accounted for 2.6% and 2.2% of our revenue, and 2.8% and 2.6% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Case Study

Our client, a leading global air express and courier company, wanted to standardize its finance and accounting function, specifically those relating to its “Ship-to-Collect” process across the Europe, Middle East and Africa region.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                  Bill manifesting: Our team handled manifesting of airway bills, indexing and classification of supporting documents.

•                  Billing: Our team manually rectified errors and released airway bills to generate freight, duties and taxes for invoices that fail the auto-billing process.

•                  Invoice adjustment: Our team handled the resolution of billing disputes as well as necessary adjustment to billing entries.

•                  Cash application: Our team matched payments received to open invoices and investigated sources for unapplied cash.

•                  Accounts Payable: Our team also scrutinized and processed invoices for payment.

Page - 45

Through our processes we have delivered the following benefits to our client:

•                  Increased invoicing accuracy levels.

•                  Improved turnaround time for billing of consignments.

•                  Reduced unapplied cash.

•                  Reduced cost of operations.

Horizontal Units

Contact Center

We have a strong track record of supporting customer care functions while focusing on cost-efficiency. To increase customer loyalty and satisfaction, we offer tailor-made customer care solutions by leveraging our domain expertise in customer service functions and strong talent pool.  Contact center services are offered across our vertical business units.

As at March 31, 2013, we had 8,419 employees in this horizontal unit. In fiscal 2013 and 2012, this horizontal unit accounted for 23.9% and 17.4% of our revenue, and 25.2% and 20.9% of our revenue less repair payments, respectively.

The following graphic illustrates the key contact center services we provide:

Case Study

Our client, Travelocity, one of the largest providers of internet-enabled consumer-direct travel services worldwide, was undergoing a metamorphosis and engaged us to help manage its increasing volume of customer inquiries that was critical to its growth.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                  Delivered process efficiencies in order to handle a larger volume of customer inquiries.

•                  Delivered actionable insights using third party tools to collect and analyze customer data.

Page - 46

Through our processes we have delivered the following benefits to our client:

•                  Reduced operational costs.

•                  Reduced average handling time.

•                  Increased call volumes being handled per agent.

•                  Increased in sales conversion rate.

Finance and Accounting

Our finance and accounting service offerings include standardization of finance and accounting processes and transformation of finance operations.  Finance and accounting services are offered across our vertical business units.

We have experience in delivering large scale and complex finance and accounting transformation programs, which include:

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

As at March 31, 2013, we had 3,395 employees in this horizontal unit. In fiscal 2013 and 2012, this horizontal unit accounted for 17.6% and 15.5% of our revenue, and 18.6% and 18.6% of our revenue less repair payments, respectively.

The following graphic illustrates the key finance and accounting services we provide:

Proprietary Platform:

•                  Proprietary platform-based service offering: Xponential — The ERP Card SolutionTM, a part of our BizAps Procure to Pay (P2P) Solutions brand umbrella.

Page - 47

Case Study

Our client, one of the leading electricity and residential energy providers in the UK, wanted to reduce revenue leakages and operating costs, improve customer service levels and increase customer satisfaction as well as improve its internal control and minimize risk through enhanced process management.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                  Managed the client’s end-to-end meter operations, including billing, customer management and accounting functions.

•                  Handled customer care processes including interacting with the client’s customers.

•                  Implemented processes and developed guidelines to enhance internal controls and management.

Through our processes we have delivered the following benefits to our client:

•                  Reduction in backlogs.

•                  Reduction in customer complaints.

•                  Increased customer satisfaction.

•                  Improved debt recovery rates through transformation of the tariff and measurement system.

Human Resource Outsourcing

We support organizations in meeting their human resources objectives through comprehensive service offerings for human resources-related functions. Our solutions enable clients to overcome challenges such as managing the high cost of human resources operations, improving compliance with quality parameters, handling routine human resources activities that require significant manual intervention and managing disparate legacy human resources systems. Human resources outsourcing services are offered across our vertical business units. This horizontal unit was established in fiscal 2013.

As at March 31, 2013, we had 81 employees in this horizontal unit. In fiscal 2013, this horizontal unit accounted for 0.2% of our revenue and 0.3% of our revenue less repair payments.

Page - 48

The following graphic illustrates the key human resources outsourcing services we provide:

Research and Analytics

Leveraging our research and analytics expertise, industry expertise and global delivery model, our research and analytics outsourcing services help companies better understand their customers and provide insight-based business decision support.

Our wide range of services, which include analytics, market research, and business and financial research, provide enhanced business understanding and actionable insights to our clients. Research and analytics services are offered across our vertical business units.

To support our operations, we have launched our proprietary research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various outside sources and use the information to make informed decisions.

As at March 31, 2013, we had 1,913 employees in this horizontal unit. In fiscal 2013 and 2012, this horizontal unit accounted for 11.3% and 9.9% of our revenue, and 11.9% and 11.9% of our revenue less repair payments, respectively.

Page - 49

The following graphic illustrates the key research and analytics services we provide:

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

Research and analytics – Service offerings

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

Case Study

Our client, a leading player in the media and entertainment vertical, engaged us to help provide accurate forecasts for its DVD inventories across multiple stores in the US.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•                  Created a multi-stage planning improvement program to improve allocations of DVDs in different stores.

•                  Created a statistical tool that is used real-time to predict which stores risk running out of stock based on sales trends in the first few hours of product launch to improve stock replenishment. While creating these solutions, we factored in multiple challenges like sharp changes in historical sales trends, limited data availability and an inadequate industry approach to product classification.

Through our processes we have delivered the following benefits to our client:

•                  Reduced inventory costs.

•                  Improved reaction time to sales trends based on product launch data and improved stock replenishment plans.

Page - 50

Technology Services

Our technology services team offers a suite of end-to-end services designed to help our clients to identify business and process optimization opportunities and leverage our industry and process expertise, technology solutions and analytics capabilities. Technology services are offered across our vertical business units.

As at March 31, 2013, we had 132 employees in this horizontal unit. In fiscal 2013 and 2012, this horizontal unit accounted for 1.5% and 1.2% of our revenue, and 1.6% and 1.5% of our revenue less repair payments, respectively.

The following graphic illustrates the key technology services we provide:

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

As at March 31, 2013, we had 131 employees in this horizontal unit. In fiscal 2013 and 2012, this horizontal unit accounted for 0.7% and 0.7% of our revenue and 0.8% and 0.8% of our revenue less repair payments, respectively.

Page - 51

The following graphic illustrates the key legal services we provide:

Sales and Marketing

The sales cycle for business process outsourcing services can be time consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers, performing analysis including diagnostic studies and conducting pilot implementations to demonstrate our delivery capabilities. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and staffed them with hunting, or sales, professionals, as well as farming, or client relationship, professionals. Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing client’s business needs and to offer appropriate domain-specific solutions.

Our sales and sales support professionals are based in Australia, Dubai, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Other key functions provided by our India sales support team include generating leads for potential business opportunities and telephone sales support. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We assign dedicated client partners and/or account managers to our key clients. These managers work with their clients daily at the client locations. They also are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our existing clients and account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.

During the past two fiscal years, we have significantly grown our client facing team from 47 members as at March 31, 2011 to 81 members as at March 31, 2013, including hunters and farmers.

Clients

As at March 31, 2013, we had a diverse client base of 236 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries.

We believe the diversity in our client profile differentiates us from our competitors. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue” for additional information on our client base.

The table below sets forth the number of our clients by revenue less repair payments for the periods indicated. We believe that the large number of clients who generate more than $1 million of annual revenue less repair payments indicates our ability to extend the depth of our relationships with existing clients over time.

	Year ended March 31,
	2013	2012
Below $1.0 million	168	154
$1.0 million to $5.0 million	50	49
$5.0 million to $10.0 million	8	11
More than $10.0 million	10	8

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

We compete primarily with:

Page - 52

•                  focused business process outsourcing service companies based in offshore locations (primarily India), such as EXL Service Holdings, Inc., Firstsource Solutions Limited and Genpact Limited;

•                  business process outsourcing divisions of numerous information technology service companies operating out of India such as Cognizant Technology Solutions, the BPO unit of Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro BPO, owned by Wipro Technologies Limited; and

•                  global companies such as Accenture Limited., Affiliated Computer Services Inc., Electronic Data Systems Corporation, a division of Hewlett-Packard, and International Business Machines Corporation which provide an array of products and services, including broad-based information technology, software, consulting and business process outsourcing services.

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

Technology

We have a dedicated team of technology experts who support clients at each stage of their engagement with us. The team conducts diagnostic studies for prospective clients and designs and executes technology solutions to enable offshore execution and management of the clients’ business processes. The global IT infrastructure is managed by an internal IT infrastructure and operations team, which seeks to ensure that our associates face minimal loss in time and efficiency in their work processes. The team supports over 19,000 desktops across 31 locations world-wide and includes specialists in the areas of wide-area-network or local-area-network telecommunications, servers, desktop and information security.

Wide-area-network — We have designed and built “WNSnet,” a high-capacity global multi-protocol label switching network, connecting all of our delivery centers in Costa Rica, Europe, India, the Philippines, South Africa and Sri Lanka, including our subcontractor’s delivery center in China, to network “points of presence,” or PoPs, in the US and UK. There are two PoPs in the US: one in Ashburn, Virginia and one in Los Angeles, California. In addition, there are two PoPs in the UK: one in Telecity, London and the other in Telehouse, London. Connectivity to our clients’ data centers is generally extended from two PoPs to provide redundancy. The PoPs are connected to our delivery centers on multiple high capacity leased circuits contracted from multiple telecom service providers and set up on diverse cable systems. This ensures that outage at any PoP, on any cable system or any service provider network, will not impact end-to-end connectivity to customers. WNSnet is managed 24/7 by our network operations center, or NOC, which is based in Mumbai. We have set up a backup NOC in Pune as a contingency measure.

Page - 53

Contact Center Technology Infrastructure — We have installed the Avaya MultiVantage platform at all our call centers for delivering voice processes. The Avaya MultiVantage platform permits secure access to define and redefine the call flow, vectoring, agent skills, splits and other call routing parameters as and when required.

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

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical to the success of our operations. We have an independent quality team to monitor, analyze, provide feedback on and report process performance and compliance. Our company-wide quality management system, which employs over 500 quality assurance analysts, focuses on managing our client processes effectively on an ongoing basis. Our process delivery is managed by independent empowered teams and measured regularly against pre-defined operational metrics. We also have over 900 employees in our quality assurance team that satisfies the ISO 9001:2008 standards for quality management systems. We apply the Six Sigma and LEAN methodologies which are statistical methodologies for improving consistent quality across processes as well as quality management principles for improving the operation of our clients’ processes and providing a consistent level of service quality to our clients. As at March 31, 2013, more than 500 of our projects were completed using the Six Sigma and LEAN methodologies and currently 402 projects are ongoing.

We have been awarded the Golden Peacock Global Business Process Excellence Award for the year 2012 for our excellence in delivering transformational and cutting-edge outsourcing solutions. We also received the IQPC Award for Process Excellence in 2012, Golden Peacock National Quality Award in 2011, Golden Peacock Eco-Innovation Award for Green Lean Sigma Program awarded by The World Environment Foundation in 2009 and the Golden Peacock Innovative Products/Service Award in 2011. We also apply other process re-engineering methodologies to further improve our process delivery and undertake periodic audits of both our information systems policy and implemented controls.

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2005 to manage organizational information security risks. These measures seek to ensure that sensitive company information remains secure. Currently, information security systems at 21 delivery centers are ISO 27001:2005 certified, and we expect to seek similar certifications in our newer delivery centers. In addition, we comply with the Payment Card Industry Data Security Standard (PCI DSS) which is a multifaceted security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data.

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

Human Capital

As at March 31, 2013, we had 25,520 employees, of which 8 are based in Australia, 255 are based in Costa Rica, 19,868 are based in India, 1,865 are based in the Philippines, 52 are based in Poland, 360 are based in Romania, 2,169 are based in South Africa, 571 are based in Sri Lanka, 3 are based in United Arab Emirates, 303 are based in the UK and 66 are based in the US. Most of our associates hold university degrees. As at March 31, 2012 and 2011, we had 23,874 and 21,523 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Page - 54

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,117 employees per month.

During fiscal 2013, 2012 and 2011, the attrition rate for our employees who have completed six months of employment with us was 35%, 38% and 43%, respectively.

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

We have established the WNS Learning Academy, where we offer specialized skills development, such as leadership and management development, and behavioral programs as well as pre-process training that includes voice and accent and customer service training, for new associates. The WNS Learning Academy is staffed with over 50 full-time trainers and content designers. We customize our training programs according to the nature of the client’s business, the country in which the client operates and the services the client requires. Further, the WNS Learning Academy has an in-house e-learning unit which creates computer or web-based learning modules to support ongoing learning and development.

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

In order to keep pace with the ever-changing global business environment, we recognize that there is a strong need to focus on consolidating, building and sharing our domain knowledge. Hence, in fiscal 2013, we proposed to set up a Domain Virtual University in each business unit. The university will serve as one stop solution for domain knowledge. The establishment of the university is aimed at retaining and building our domain knowledge for each business unit and is expected to benefit us as well as our clients in the long run.

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

Page - 55

Representatives of the learning and development team are also involved in feasibility studies for potential new locations from a talent availability point of view. To improve our reach, we are increasingly deploying blended learning solutions via video-based and e-learning to reach our managers globally.

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

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Europe, China, Costa Rica, India, the Philippines, Singapore, South Africa, Sri Lanka, United Arab Emirates and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.”

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2013 and 2012, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $0.8 million and $1.7 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2013 and 2012, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

In fiscal 2011, our tax rate in India and, to a lesser extent, Sri Lanka, significantly impacted our effective tax rate. We incurred minimal income tax expense on our operations in India and Sri Lanka in fiscal 2011 as a result of the tax holiday enjoyed by our delivery centers registered in the STPI in India and tax exemption enjoyed in Sri Lanka as described below. We would have incurred approximately $14.0 million in additional income tax expense on our STPI operations in India and Sri Lanka, if the tax exemption had not been available for the period. The STPI tax holiday in India expired on April 1, 2011.

We expect our tax rate in India and Sri Lanka and, to a lesser extent, the Philippines to continue to impact our effective tax rate. Our tax rate in India have been impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100.0% to 50.0% which started in fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100.0% income tax exemption.

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 32.45%. Further, the Government of India, pursuant to the Finance Bill 2013, has proposed to increase the annual tax rate to 33.99%

Further, in 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 until fiscal 2026.

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

Page - 56

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

Since the adoption of the Indian Finance Act, 2007, we have become subject to MAT and, since fiscal 2008, we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.01%. Further, the Government of India, pursuant to the Finance Bill 2013, has proposed to increase the tax rate to 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2013, we have offset $1.3 million of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code Bill, which was tabled in the Indian Parliament in August 2010, is intended to replace the Indian Income Tax Act, 1961. Under the Direct Taxes Code Bill, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The Direct Taxes Code Bill, if enacted, also proposes to discontinue the existing profit based incentives for SEZ units operational after March 31, 2014 and replace them with investment based incentive for SEZ units operational after that date. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2012, has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, in December 2012, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on the GAAR, which is expected to be effective April 1, 2015, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain a tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

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

Our operations in Sri Lanka are also eligible for tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the BOI. This tax exemption expired in fiscal 2011, however, effective fiscal 2012, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This has enabled our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lanka Inland Revenue Act following the expiry of the tax exemption.

Our subsidiary in the Philippines, WNS Global Services Philippines Inc., is also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority. This tax exemption is available for four years from the date of grant of the tax exemption and will expire in fiscal 2014. During fiscal 2013, we started operations in a new delivery center in the Philippines which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing annual tax rate, which is currently 30.0%.

Our subsidiary in Costa Rica is also eligible for a 100% income tax exemption from fiscal 2010 until fiscal 2017 and a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

See “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Income Taxes”.

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

Page - 57

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

Page - 58

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

WNS Group Corporate Structure

WNS (Holdings) Limited
(Jersey, Channel Islands)
WNS North America Inc. (Delaware, US)(1)
WNS Business Consulting Services Private Limited (India)(2)
WNS Global Services Inc. (Delaware, US)
WNS BPO Services Costa Rica, S.R.L. (Costa Rica)
WNS Global Services Netherlands Cooperative U.A. (Netherlands)
WNS Global Services (Romania) S.R.L. (Romania)
WNS Global Services Philippines, Inc. (Philippines)(3)
WNS (Mauritius) Limited (Mauritius)
WNS Global Services (Private) Limited (Sri Lanka)
81%
WNS Global Services Private Limited (India)
WNS Cares Foundation (India)(4)
19%
WNS Capital Investment Limited (Mauritius)
WNS Customer Solutions (Singapore) Private Limited (Singapore)
WNS Customer Solutions (Private) Limited (Sri Lanka)
WNS Global Services (Australia) Pty Ltd (Australia)
Business Applications Associates Beijing Ltd. (China)
Business Applications Associates Beijing Limited Guangzhou Branch (China)(7)
WNS Mauritius Limited ME (Branch) (Dubai Airport Free Zone)
WNS Global Services (UK) Limited (United Kingdom)
WNS Workflow Technologies Limited (United Kingdom)
Accidents Happen Assistance Limited (United Kingdom)
WNS Global Services (UK) Limited (Branch) (Poland)(5)
WNS Global Services SA (Pty) Ltd.(6)

Notes:

(1)        WNS (Holdings) Limited has made a 99.99% capital contribution in WNS Global Services Netherlands Cooperative U.A. or the Co-op. The remaining 0.01% capital contribution in the Co-op was made by WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two members.

Page - 59

(2)        All the shares except one share of WNS Business Consulting Services Private Limited are held by WNS North America Inc. The remaining one share is held by nominee shareholder on behalf of WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.

(3)        WNS Philippines, Inc. is merged into WNS Global Services Philippines Inc. with effect from August 31, 2012.

(4)        WNS Cares Foundation is a ‘not for profit organization’ registered under Section 25 of the Companies Act, 1956, India formed for the purpose of promoting corporate social responsibilities and is not considered for the purpose of preparing our consolidated financial statements.

(5)        Branch office of WNS UK was established in Poland effective May 9, 2012.

(6)        On June 21, 2012, Fusion was acquired by us and which we have renamed as WNS Global Services SA (Pty) Ltd.

(7)        Business Applications Associates Beijing Limited Guangzhou Branch was formed on March 18, 2013 and is a branch of Business Applications Associates Beijing Ltd.

D. Property, Plants and Equipment

As at March 31, 2013, we have an installed capacity of 21,975 workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

Location	Total Space (square feet)		Total Number of Workstations/Seats		Lease Expiration		Extendable Until(1)
India:
Mumbai	362,391		3,634
Godrej Plant 10					February 15, 2016		N/A
Godrej Plant 11					February 15, 2016		N/A
Godrej Plant 5					February 15, 2016		N/A
Raheja (SEZ)					May 31, 2019		N/A
Gurgaon	207,733		2,288
Infinity Tower A					April 30, 2014		N/A
Infinity Tower B					May 31, 2014		N/A
Infinity Tower C					March 31, 2015		N/A
DLF (SEZ) 6					September 15, 2017		N/A
Udyog Vihar					July 14, 2014		July 14, 2020
					July 20, 2014		July 20, 2020
Pune	601,086	(2)	6,259	(2)
Magarpatta(3)					N/A		N/A
Weikfield					February 14, 2014		February 14, 2018
					April 30, 2014		April 30, 2018
					June 14, 2014		June 14, 2018
Mantri Estate					May 26, 2016		May 26, 2020
Magarpatta (SEZ) - Level 5(4)					Date to be fixed	(6)	Date to be fixed	(6)
Magarpatta (SEZ) - Level 6(4)					Date to be fixed	(6)	Date to be fixed	(6)
Magarpatta (SEZ) - Level 7(5)					Date to be fixed	(6)	Date to be fixed	(6)
Nasik	88,356		981
Shreeniketan					June 30, 2013		June 30, 2016
Vascon					October 14, 2013		October 14, 2017
Bangalore	191,890		1,997
RMZ Centennial					June 14, 2015		June 14, 2025
					October 31, 2015		October 31, 2025
Chennai	188,777	(7)	1,111	(7)
RMZ Millenia					March 31, 2015		March 31, 2045	(8)
DLF (SEZ)					March 31, 2016		N/A
DLF (SEZ) - Phase 2					March 31, 2017		N/A
DLF (SEZ) - Phase 3 (9)					March 31, 2017		March 31, 2022
Vishakhapatnam	37,050	(10)	578
MPS Plaza					March 4, 2017		March 4, 2027
Sri Lanka:	33,124		474
Colombo (HNB)					July 31, 2014		N/A
UK: (11)	34,573		519
Ipswich					March 31, 2013	(12)	N/A
					October 31, 2014		N/A
Cheadle					July 21, 2020		N/A
Piccadilly					February 1, 2017		N/A
Mansfield					February 14, 2016		N/A
Hayes					February 28, 2021		N/A
US:	27,225	(13)	—	(13)

Exchange Place, NJ					July 30, 2019		July 30, 2024
The State Building					April 19, 2017		April 19, 2023
Romania:	38,750		381
Bucharest(14)					February 25, 2023		February 25, 2026

The Philippines:	143,331		1,579
Eastwood					November 30, 2015		N/A
					June 30, 2016		June 30, 2019
					August 30, 2015		August 30, 2018
Techno Plaza					April 30, 2019		April 30, 2024
Costa Rica	25,184		403
Forum H San Jose					April 30, 2016		N/A
United Arab Emirates	510		—
Dubai Airport Free Trade Zone					November 27, 2014		November 27, 2017
South Africa	147,013		1706
Cape Town					March 31, 2013	(15)	March 31, 2019
					September 30, 2017		N/A
Johannesburg(16)					May 31, 2013		N/A
Poland	15,621		65		April 1, 2013		April 1, 2018
					April 1, 2018		April 1, 2023

Notes:

N/A means not applicable.

(1)         Reflects the expiration date if each of our applicable extension options are exercised.

(2)         The total space includes, but the total number of workstations does not include, those of Magarpatta (SEZ) — Level 7, which is yet to be operational.

(3)         We own these premises and a pari passu charge have been created under a term loan agreement with HDFC Bank Limited and HSBC Bank (Mauritius) Limited for a three-year rupee-denominated term loan of 510 million and $7 million respectively.

(4)         We have executed the lease agreements for these premises and the amount of stamp duties payable on these leases are pending adjudication by the local governmental authorities.

(5)         We have entered into a letter of intent with the landlord for a lease of this premise.

(6)         The lease expiration date is five years from the commencement of the lease and the lease is extendable for up to 10 years from the lease expiration date.

(7)         The total space includes, but the total number of workstations does not include, those of DLF (SEZ) - Phase 2 and Phase 3, which are yet to be operational.

(8)         We have executed a new lease agreement extending the lease expiration date and changing the lease renewal date from August 31, 2048.

(9)         This space is yet to be operational and we expect to complete the interior fit-out works in fiscal 2014.

(10)  We have entered into an addendum to lease deed in July 2012 for additional space in the premise.

(11)  We have entered into an agreement for lease in December 2012 for new premises known as 16A Museum Street., Ipswich. A lease will be executed upon the landlord obtaining requisite consents.

(12)  The original lease expired in August 2012 was extended till March 2013. We are in the process of extending this lease further till May 2013.

(13)  The total space includes, but the total number of workstations does not include, those of Exchange Place, NJ and The State Building, which are yet to be operational.

(14)  We executed a new lease to replace the two prior leases for this space.

(15)  We have signed an agreement extending this lease until March 31, 2019.

(16)  We will be entering into a new lease agreement with the landlord to extend this lease for a period of three years commencing from June 1, 2013.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations.

In fiscal 2014, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.

Page - 60

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

Overview

We are a leading global provider of BPO services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, nearshore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, as well as to our subcontractor’s delivery center in China, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; manufacturing, retail, consumer products, media and entertainment, telecom and diversified businesses;  consulting and professional services; utilities; healthcare; banking and financial services; shipping and logistics; and public sector industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer care, finance and accounting, legal services, procurement, research and analytics and technology services. In fiscal 2013, we established a new horizontal unit that offers human resources outsourcing services.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

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

Page - 61

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

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2013	2012	2011
	(US dollars in millions)
Revenue	$460.3	$474.1	$616.3
Less: Payments to repair centers(1)	24.1	79.1	246.9
Revenue less repair payments	$436.1	$395.1	$369.4

Note:

(1)         Consists of payments to repair centers in our auto claims business (a) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (b) for “non fault” repair cases with respect to one client as discussed above.

The following table sets forth our constant currency revenue less repair payments for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is calculated by restating prior year revenue less repair payments denominated in pound sterling or Euro using the foreign exchange rate used for the latest period.

	Year ended March 31,
	2013	2012	2011
	(US dollars in millions)
Constant currency revenue less repair payments	$436.1	$392.1	$372.3

Global Economic Conditions

Global economic conditions have been, and continue to be, challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. Many key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the pace of economic recovery in the US and its substantial debt burden, the ongoing European sovereign debt and economic crisis, the ability of certain countries to remain in the Eurozone, as well as concerns of slower economic growth in China and India, have contributed to increased volatility and diminished expectations for the European, US and global economies. The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability. If Greece, Ireland, Italy, Portugal and Spain or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. Even though the immediate negative impact on the US economy that could have resulted from a combination of certain tax increases and government budget cuts that were scheduled to become effective at the end of 2012 (commonly referred to as the “fiscal cliff”) were averted by the passing of the American Taxpayer Relief Act 2012 on January 1, 2013 and the suspension of the US debt ceiling through mid-May 2013, there continue to be concerns over the failure to achieve agreement on a long-term solution to the issues on government spending and its consequential impact on the increasing US national debt and rising debt ceiling, and its negative impact on the US economy. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt, and Africa, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.

Page - 62

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated into US dollars, our reporting currency. For example, the pound sterling depreciated by 0.9% against the US dollar in fiscal 2013 as compared to the average exchange rate in fiscal 2012, and appreciated by 2.5% in fiscal 2012 as compared to the average exchange rate in fiscal 2011. Similarly, the Indian rupee depreciated by 13.5% against the US dollar in fiscal 2013 as compared to the average exchange rate in fiscal 2012, and depreciated by 5.2% in fiscal 2012 as compared to the average exchange rate in fiscal 2011. Depreciation of the pound sterling against the US dollar in fiscal 2013 adversely impacted our results of operations although depreciation of the Indian rupee against the US dollar in the same period significantly positively impacted our results of operations.

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

Page - 63

•                                          In March 2008, we entered into a joint venture with ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc.

•                                          In April 2008, we opened a facility in Manila, the Philippines.

•                                          In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, AHA (formerly known as Call 24-7).

•                                          In June 2008, we acquired BizAps, a provider of SAP® solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•                                          In July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) the Aviva master services agreement (as varied by the variation agreement entered into in March 2009), pursuant to which we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.

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

•                                          In fiscal 2012, we expanded our facilities in Mumbai, Pune, Gurgaon, Chennai, the Philippines, Costa Rica and Romania.

•                                          In February 2012, we completed a follow-on public offering of ADS and raised approximately $50.0 million to fund our growth initiatives and enhance delivery capability.

•                                          In fiscal 2013, we acquired Fusion, a provider of a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients, which we subsequently renamed as WNS Global Services SA (Pty) Ltd.

•                                          In June 2012, we opened a facility in Vizag, India.

•                                          In December 2012, we opened a facility in Gydnia, Poland.

•                                          In fiscal 2013, we entered into a subcontract arrangement with a service provider in China to deliver services out of China.

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

Revenue

We generate revenue by providing business process outsourcing services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	(US dollars in millions)
	2013	2012	$	%
Revenue	$460.3	$474.1	(13.9)	(2.9)%
Revenue less repair payments	$436.1	$395.1	41.1	10.4%

During fiscal 2012, we terminated a contract with a large client to whom we had provided repair management services. As we acted as principal in our dealings with third party repair centers and this client, we accounted for the amounts received from this client for payments to repair centers as revenue and the payments made to repair centers in connection with our services provided to this client as cost of revenue (see “—  Overview”). The termination of this contract resulted in a decrease in revenue, with a corresponding decrease of the same amount in our cost of revenue. In addition, during the first quarter of fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in our auto claims business, whereby the primary responsibility of providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers as revenue and the payments made to repair centers for cases referred by these clients as cost of revenue, resulting in lower revenue and cost of revenue. The contract re-negotiation process is ongoing and aimed at simplifying our accounting requirements. This contract re-negotiation process does not affect our revenue less repair payments.

Page - 64

We have a large client base diversified across industries and geographies. Our client base grew from 14 clients in May 2002 to 236 clients as at March 31, 2013.

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For fiscal 2013, 2012 and 2011, the percentage of revenue and revenue less repair payments that we derived from our largest clients were in the proportions set forth in the following table:

	Revenue			Revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2013	2012	2011	2013	2012	2011
Top client	16.9%	17.3%	16.4%	17.8%	20.7%	20.4%
Top five clients	37.1%	41.4%	54.3%	39.2%	40.5%	41.1%
Top ten clients	49.5%	53.6%	65.8%	52.0%	53.6%	53.4%
Top twenty clients	66.3%	69.3%	77.8%	68.5%	68.9%	70.2%

In fiscal 2013, our three largest clients individually accounted for 16.9%, 7.3% and 6.5%, respectively, of our revenue as compared to 17.3%, 10.4% and 6.3%, respectively, in fiscal 2012 and 16.4%, 13.2% and 12.2%, respectively, in fiscal 2011. Our second largest client by revenue contribution in fiscal 2012, which accounted for 10.4% of our revenue and 1.3% of our revenue less repair payments in fiscal 2012, and 7.5% of our revenue and 1.9% of our revenue less repair payments in fiscal 2011, has terminated our contract with effect from April 2012.

Revenue by Industry

For financial statement reporting purposes, we aggregate several of our operating segments, except for the WNS Auto Claims BPO (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; manufacturing, retail, consumer products, media and entertainment, telecom and diversified businesses; consulting and professional services; utilities; healthcare; banking and financial services; shipping and logistics and the public sector.

For fiscal 2013, 2012 and 2011, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Business Unit	2013	2012	2011	2013	2012	2011
Insurance	35.5%	44.7%	60.1%	31.9%	33.6%	33.4%
Travel and leisure	20.5%	18.8%	13.6%	21.5%	22.6%	22.7%
Manufacturing, retail, consumer products, media and entertainment, telecom and diversified businesses	15.5%	12.2%	8.9%	16.3%	14.6%	14.8%
Consulting and professional services	6.9%	6.3%	4.2%	7.3%	7.5%	7.1%
Utilities	6.6%	4.5%	3.2%	7.0%	5.4%	5.3%
Healthcare	6.5%	6.1%	4.2%	6.9%	7.4%	7.0%
Banking and financial services	5.5%	5.2%	4.3%	5.9%	6.2%	7.1%
Shipping and logistics	2.6%	2.2%	1.5%	2.8%	2.6%	2.6%
Public sector(1)	0.4%	0.0%	—	0.4%	0.1%	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)                          This vertical unit was established in the fourth quarter of fiscal 2012.

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Page - 65

Revenue by Service Type

For fiscal 2013, 2012 and 2011, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Service Type	2013	2012	2011	2013	2012	2011
Industry-specific	32.1%	30.3%	21.9%	33.8%	36.3%	36.4%
Contact center	23.9%	17.4%	13.4%	25.2%	20.9%	22.4%
Finance and accounting	17.6%	15.5%	9.7%	18.6%	18.6%	16.2%
Autoclaim	12.0%	23.8%	46.2%	7.1%	8.6%	10.2%
Research and analytics	11.3%	9.9%	6.6%	11.9%	11.9%	11.0%
Technology services	2.2%	2.4%	1.7%	2.3%	2.9%	2.9%
Legal services	0.7%	0.7%	0.5%	0.8%	0.8%	0.9%
Human resources outsourcing (1)	0.2%	—	—	0.3%	—	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)                This horizontal unit was established in the first quarter of fiscal 2013.

Revenue by Geography

For fiscal 2013, 2012 and 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Geography	2013	2012	2011	2013	2012	2011
UK	53.3%	61.2%	60.9%	50.7%	53.4%	54.0%
North America (primarily the US)	30.5%	30.5%	22.2%	32.2%	36.6%	37.0%
Europe (excluding the UK)	5.9%	5.6%	15.9%	6.3%	6.7%	7.2%
Rest of world	10.3%	2.7%	1.0%	10.8%	3.3%	1.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For fiscal 2013, 2012 and 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Location of Delivery Center	2013	2012	2011	2013	2012	2011
India	68.4%	65.1%	47.5%	72.3%	78.1%	79.4%
UK	12.5%	24.7%	46.9%	7.7%	9.7%	11.4%
Philippines	5.7%	4.3%	2.9%	6.0%	5.2%	4.8%
Romania	2.4%	2.3%	1.1%	2.5%	2.7%	1.8%
Sri Lanka	2.3%	1.6%	1.1%	2.4%	1.9%	1.9%
Costa Rica	1.3%	0.9%	0.2%	1.4%	1.1%	0.3%
United States	1.5%	0.9%	0.3%	1.6%	1.1%	0.4%
South Africa(1)	5.2%	0.2%	—	5.4%	0.2%	—
Poland(2)	0.4%	—	—	0.4%	—	—
China(3)	0.3%	—	—	0.3%	—	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)         This includes revenue from Fusion which we acquired on June 21, 2012. For the period prior to June 21, 2012, this includes revenue from services provided through Fusion under a subcontract arrangement.

Page - 66

(2)         The facility became operational in October 2012.

(3)         Revenue from services provided through our subcontractor’s delivery center in China, which services commenced during the third quarter of fiscal 2013.

Our Contracts

We provide our services under contracts with our clients, the majority of which have terms ranging between three and eight years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

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

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part I — Item 3. Key Information — D. Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

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

Page - 67

Revenue by Contract Type

For fiscal 2013, 2012 and 2011, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2013	2012	2011	2013	2012	2011
Full-time-equivalent	59.6%	51.2%	35.7%	62.8%	61.4%	59.5%
Transaction	29.7%	38.5%	57.2%	25.8%	26.2%	28.7%
Fixed price	6.0%	5.4%	4.1%	6.4%	6.4%	6.8%
Outcome-based	1.1%	1.4%	0.5%	1.2%	1.7%	0.8%
Others	3.6%	3.5%	2.5%	3.8%	4.3%	4.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In July 2008, we entered into a transaction with Aviva consisting of a share sale and purchase agreement with Aviva and a master services agreement with Aviva MS. Pursuant to the share sale and purchase agreement with Aviva, we acquired all the shares of Aviva Global in July 2008.

Pursuant to the Aviva master services agreement (as amended by a variation deed), we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates, for a term of eight years and four months. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services for the first five years, subject to the rights and obligations of the Aviva group under their existing contracts with other providers. See “Part I — Item 10. Additional Information — C. Material Contracts.”

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for the Aviva master services agreement that we entered into in July 2008 as described above. Aviva MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit Aviva MS to terminate the Aviva master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was met in fiscal 2013. Based on Aviva MS’s latest forecast of its service requirements for fiscal 2014 provided to us, we expect them to meet their annual minimum volume commitment under this contract in fiscal 2014.

Under the terms of an agreement with one of our top five clients negotiated in December 2009, we are the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. This agreement became effective on April 1, 2010 and will expire in December 2015. Under our earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the new contract with this client. The early termination of the old agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e., over the period from April 1, 2010 to December 31, 2015).

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, facilities costs, payments to repair centers, depreciation, travel expenses, and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital.” We expect our employee costs to increase as we expect to increase our headcount to service additional business and as wages continue to increase globally. See “Part I — Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Page - 68

Our WNS Auto Claims BPO segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.

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

Selling and marketing expenses as a proportion of revenue were 6.6% in fiscal 2013 as compared with 5.6% and 3.8% for fiscal 2012 and 2011, respectively. Selling and marketing expenses as a proportion of revenue less repair payments were 6.9% in fiscal 2013 as compared with 6.7% and 6.3% for fiscal 2012 and 2011, respectively. We expect our selling and marketing expenses to increase in fiscal 2014 but at a lower rate than the increase in our revenue less repair payments.

We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2014. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.

General and Administrative Expenses

Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue were 12.4% in fiscal 2013 as compared with 10.8% and 9.1% for fiscal 2012 and 2011, respectively. General and administrative expenses as a proportion of revenue less repair payments were 13.1% in fiscal 2013 as compared with 13.0% and 15.3% for fiscal 2012 and 2011, respectively. We expect general and administrative expenses to increase in fiscal 2014 but at a lower rate than the increase in our revenue less repair payments.

We also expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2014 but at a lower rate than the increase in our revenue less repair payments.

Foreign Exchange Loss / (Gain), Net

Foreign exchange gains or losses, net include:

•                                          marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•                                          realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments; and

•                                          unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is associated with our acquisitions of Marketics in May 2007, Flovate in June 2007, AHA (formerly known as Call 24-7) in April 2008, BizAps in June 2008, Aviva Global in July 2008 and Fusion in June 2012.

Other Income, Net

Other income, net comprise interest income and income or loss from sale of property and equipment and other miscellaneous expenses.

Page - 69

Finance Expense

Finance expense primarily relates to interest charges payable on our term loan and short-term borrowings. We expect our finance expense to decline in fiscal 2014 based on reducing debt levels.

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2013	2012	2011
Total headcount	25,520	23,874	21,523
Built up seats(1)	21,975	18,928	16,278
Used seats(1)	15,443	14,082	13,256
Seat utilization rate(2)	1.2	1.3	1.4

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

We expect our total headcount in fiscal 2014 to increase as compared to fiscal 2013 as the impact of our declining attrition rate and an increased flow of business from new and existing clients is expected to increase our hiring requirements in fiscal 2014.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (52.4% and 49.8%, respectively, in fiscal 2013, 60.7% and 52.9%, respectively, in fiscal 2012, and 73.1% and 55.1%, respectively, in fiscal 2011) and US dollars (35.3% and 37.2%, respectively, in fiscal 2013, 32.6% and 39.2%, respectively, in fiscal 2012, and 23.5% and 39.2%, respectively, in fiscal 2011), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (59.0% in fiscal 2013, 64.8% in fiscal 2012 and 56.4% in fiscal 2011). The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/US dollar exchange rate was approximately 54.38 per $1.00 in fiscal 2013, which represented a depreciation of the Indian rupee of 13.5% as compared with the average exchange rate of approximately 47.93 per $1.00 in fiscal 2012, which in turn represented a depreciation of the Indian rupee of 5.2% as compared with the average exchange rate of approximately 45.57 per $1.00 in fiscal 2011. The depreciation of the Indian rupee against the US dollar in fiscal 2013 by 13.5% as compared to the average exchange rate in fiscal 2012 has had a significant positive impact on our expenses in fiscal 2013, as a result of which increases in our cost of revenue, and to a lesser extent, our general and administrative expenses and selling and marketing expenses were offset by the impact of the depreciation of Indian rupee.  The average pound sterling/US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2013, which represented a depreciation of the pound sterling of 0.9% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2012, which in turn represented an appreciation of the pound sterling of 2.5% as compared with the average exchange rate of approximately £0.64 per $1.00 in fiscal 2011. The depreciation of the pound sterling against the US dollar in fiscal 2013 has adversely impacted our results of operations. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

Page - 70

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

Income Taxes

We operate in multiple tax jurisdictions including Australia, China, Costa Rica, India, Mauritius, the Netherlands, Romania, the Philippines, Poland, Singapore, South Africa, Sri Lanka, United Arab Emirates, the UK and the US. As a result, our effective tax rate will change from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.

In fiscal 2013 and 2012, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $0.8 million and $1.7 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2013 and 2012, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

In fiscal 2011, our tax rate in India and, to a lesser extent, Sri Lanka, significantly impacted our effective tax rate. We incurred minimal income tax expense on our operations in India and Sri Lanka in fiscal 2011 as a result of the tax holiday enjoyed by our delivery centers registered in the STPI in India and the tax exemption enjoyed in Sri Lanka as described below. We would have incurred approximately $14.0 million in additional income tax expense on our STPI operations in India and our operations in Sri Lanka, if the tax holiday and exemption had not been available for the period. The STPI tax holiday in India expired on April 1, 2011.

We expect our tax rate in India and Sri Lanka and, to a lesser extent, the Philippines to continue to impact our effective tax rate. Our tax rate in India have been impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100.0% to 50.0% starting from fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100.0% income tax exemption.

In the past, the majority of our Indian operations were eligible to claim tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 32.45%. Further, the Government of India, pursuant to the Finance Bill 2013, has proposed to increase the annual tax rate to 33.99%.

Further, in 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15 year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 until fiscal 2026.

Page - 71

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

Since the adoption of the Indian Finance Act, 2007, we have become subject to MAT and, since fiscal 2008, we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.01%. Further, the Government of India, pursuant to the Finance Bill 2013, has proposed to increase the tax rate to 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income; we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2013, we have offset $1.3 million of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code Bill, which was tabled in the Indian Parliament in August 2010, is intended to replace the Indian Income Tax Act, 1961. Under the Direct Taxes Code Bill, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The Direct Taxes Code Bill, if enacted, also proposes to discontinue the existing profit based incentives for SEZ units operational after March 31, 2014 and replace them with investment based incentive for SEZ units operational after that date. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2012, has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, in December 2012, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on the GAAR, which is expected to be effective April 1, 2015, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain a tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

Our operations in Sri Lanka are also eligible for tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the BOI. This tax exemption expired in fiscal 2011, however, effective fiscal 2012, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This has enabled our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lanka Inland Revenue Act following the expiry of the tax exemption.

Our subsidiary in the Philippines, WNS Global Services Philippines, Inc. is also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority. This tax exemption is available for four years from the date of grant of the tax exemption and will expire in fiscal 2014. During fiscal 2013, we started operations in a new delivery center in the Philippines which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing annual tax rate, which is currently 30.0%.

Our subsidiary in Costa Rica is also eligible for a 100.0% income tax exemption from fiscal 2010 until fiscal 2017 and a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

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

Page - 72

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

Factors considered in determining whether we are the principal in the transaction include whether:

Page - 73

(a)                      we have the primary responsibility of providing the services,

(b)                         we negotiate the labor rates with repair centers,

(c)                      we are responsible for timely and satisfactory completion of repairs, and

(d)                   we bear the risk that the customer may not pay for the services provided (credit risk).

If there are circumstances where the above criteria are not met and therefore we are not the principal in providing repair management services, amounts received from customers are recognized and presented net of payments to repair centers in the consolidated statement of income. Revenue from repair management services is recorded net of the repairer referral fees passed on to customers.

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

Page - 74

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

Page - 75

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

Uncertainties in income taxes are not addressed specifically in IAS12 “Income Taxes” and hence the general measurement principles in IAS12 are applied in measuring the uncertain tax positions. Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. We also include interest related to such uncertain tax positions within our provision for income tax expense.

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

Page - 76

Derivative Financial Instruments and Hedge Accounting

We are exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations, forecasted cash flows denominated in foreign currency and fluctuation in interest rates. We limit the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. We enter into derivative financial instruments where the counter party is a bank. We use derivative financial instruments such as foreign exchange forward, option contracts, currency swaps and interest rate swaps to hedge certain foreign currency and interest rate exposures. Forward and option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted transactions denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered into to manage interest rate risk associated with floating rate borrowings. Our primary exchange rate exposure is with the US dollars, pound sterling and the Indian rupee.

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

For derivative instruments where hedge accounting is applied, we record the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income (loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings and disclosed as a part of revenue, foreign exchange loss/(gains), net and finance expense, as applicable. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains/losses, net in the statement of income. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

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

IFRS 7 “Financial Instruments: Disclosures” also requires the classification of fair value measurements using fair value hierarchy that reflects the significance of the inputs used in making the measurements as below:

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

Page - 77

Other Estimates

Allowance for Doubtful Accounts

We make estimates of the uncollectability of our accounts receivable based on historical trends and other factors such as ageing and economic trends. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and levels of payments received and necessitate a change in estimated losses.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	As a percentage of
	Revenue			Revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2013	2012	2011	2013	2012	2011
Cost of revenue	67.6%	71.9%	79.5%	65.8%	66.3%	65.8%
Gross profit	32.4%	28.1%	20.5%	34.2%	33.7%	34.2%
Operating expenses:
Selling and marketing expenses	6.6%	5.6%	3.8%	6.9%	6.7%	6.3%
General and administrative expenses	12.4%	10.8%	9.1%	13.1%	13.0%	15.3%
Foreign exchange loss / (gains), net	1.2%	(0.4)%	(2.5)%	1.3%	(0.5)%	(4.1)%
Amortization of intangible assets	5.7%	6.2%	5.2%	6.0%	7.5%	8.6%
Operating profit	6.5%	5.9%	4.8%	6.9%	7.1%	8.0%
Other (income) / expense, net	(1.0)%	0.0%	(0.2)%	(1.1)%	0.0%	(0.3)%
Finance expense	0.8%	0.8%	1.9%	0.8%	1.0%	3.1%
Provision for income taxes	2.1%	2.4%	0.2%	2.3%	2.9%	0.4%
Profit	4.6%	2.6%	2.9%	4.9%	3.2%	4.8%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Year ended March 31,
	2013	2012	2011	2013	2012	2011
	(US dollars in millions)
Revenue	$460.3	$474.1	$616.3	100 .0%	100 .0%	100.0%
Less: Payments to repair centers	24.1	79.1	246.9	5.2%	16.7%	40.1%
Revenue less repair payments	$436.1	$395.1	$369.4	94.8%	83.3%	59.9%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2013	2012	2011
	(US dollars in millions)
Revenue	$460.3	$474.1	$616.3
Cost of revenue(1)	311.0	340.9	490.0
Gross profit	149.3	133.2	126.2
Operating expenses:
Selling and marketing expenses(2)	30.2	26.3	23.5
General and administrative expenses(3)	57.1	51.3	56.4
Foreign exchange loss / (gains), net	5.5	(1.9)	(15.1)
Amortization of intangible assets	26.4	29.5	31.8
Operating profit	30.1	28.0	29.7
Other income, net	(4.8)	(0.0)	(1.1)
Finance expense	3.6	4.0	11.4
Profit before income taxes	31.3	24.0	19.4
Provision for income taxes	9.9	11.5	1.5
Profit	$21.4	$12.5	$17.9

Page - 78

Notes:

(1)         Includes share-based compensation expense of $1.0 million for fiscal 2013, $1.0 million for fiscal 2012 and $0.7 million for fiscal 2011.

(2)         Includes share-based compensation expense of $0.4 million for fiscal 2013, $0.4 million for fiscal 2012 and $0.2 million for fiscal 2011.

(3)         Includes share-based compensation expense of $3.9 million for fiscal 2013, $3.9 million for fiscal 2012 and $2.3 million for fiscal 2011.

Fiscal 2013 Compared to Fiscal 2012

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2013	2012	Change	% Change
	(US dollars in millions)
Revenue	$460.3	$474.1	$(13.9)	(2.9)%

The decrease in revenue of $13.9 million was primarily attributable to a decrease in revenue from existing clients of $38.2 million, partially offset by revenue from new clients of $24.3 million, including revenue contribution of $14.2 million from Fusion, which we acquired in 2012. In addition, we had an increase in hedging loss on our revenue by $1.5 million to $6.5 million in fiscal 2013 from $5.0 million in fiscal 2012. The decrease in revenue from existing clients was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we had provided repair management services. As we acted as principal in our dealings with third party repair centers and this client, we accounted for the amounts received from this client for payments to repair centers as revenue and the payments made to repair centers in connection with our services provided to this client as cost of revenue (see “—— Overview”). The termination of this contract resulted in a decrease in revenue, with a corresponding decrease of the same amount in our cost of revenue. In addition, during the first quarter of fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers as revenue, resulting in lower revenue. These decreases were partially offset by higher volumes from new clients in our retail and CPG, insurance, utilities and travel and leisure verticals.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2013	2012	2013	2012
	(US dollars in millions)
UK	$245.3	$290.1	53.3%	61.2%
North America (primarily the US)	140.2	144.8	30.5%	30.5%
Europe (excluding the UK)	27.3	26.6	5.9%	5.6%
Rest of world	47.5	12.7	10.3%	2.7%
Total	$460.3	$474.1	100.0%	100.0%

Page - 79

The decrease in revenue from the UK region was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we had provided repair management services as discussed above. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our retail and CPG and banking and financial services verticals, partially offset by higher volumes in our consulting and professional services vertical. The increase in revenue from Rest of world region was primarily due to revenue from new clients in our retail and CPG, and insurance verticals in that region. The increase in revenue from Europe (excluding the UK) region was primarily due to higher volumes in our insurance, consulting and professional services and public sector verticals, partially offset by lower volumes in our shipping and logistics vertical.

Revenue Less Repair Payments

The following table sets forth our revenue less repair payment and percentage change in revenue less repair payments for the periods indicated:

	Year ended March 31,
	2013	2012	Change	% Change
	(US dollars in million)
Revenue less repair payments	$436.1	$395.1	$41.1	10.4%

The increase in revenue less repair payments of $41.1 million was attributable to an increase in revenue less repair payments from existing clients of $20.0 million, and revenue less repair payments from new clients of $21.1 million, including revenue of $14.2 million from Fusion, which we acquired in June 2012. The increase in revenue less repair payments was primarily due to higher volumes in our retail and CPG, insurance, utilities and travel and leisure verticals partially offset by an increase in hedging loss on our revenue by $1.5 million to $6.5 million in fiscal 2013 from $5.0 million in fiscal 2012.

Revenue Less Repair Payments by Geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Year ended March 31,
	2013	2012	2013	2012
	(US dollars in millions)
UK	$221.2	$211.0	50.7%	53.4%
North America (primarily the US)	140.2	144.8	32.2%	36.6%
Europe (excluding the UK)	27.3	26.6	6.3%	6.7%
Rest of world	47.5	12.7	10.8%	3.3%
Total	$436.1	$395.1	100.0%	100.0%

The increase in revenue less repair payments from Rest of World region was primarily due to revenue from new clients in our retail and CPG and insurance verticals in that region. The increase in revenue less repair payments from the UK region was primarily due to higher revenue in our utilities vertical and revenue from new clients in our retail and CPG verticals. The increase in revenue less repair payments from Europe (excluding the UK) region was primarily due to higher volumes in our insurance, consulting and professional services and public sector verticals, partially offset by lower volumes in our shipping and logistics vertical. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our retail and CPG, and banking and financial services verticals, partially offset by higher volumes in our insurance vertical in that region.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Employee costs	$178.2	$159.9	$18.3
Facilities costs	59.3	53.7	5.6
Repair payments	24.1	79.1	(54.9)
Depreciation	14.2	15.4	(1.2)
Travel costs	9.5	8.4	1.1
Legal and professional costs	8.5	8.0	0.5
Other costs	17.3	16.5	0.7
Total cost of revenue	$311.0	$340.9	$(29.9)
As a percentage of revenue	67.6%	71.9%

Page - 80

The decrease in cost of revenue was primarily due to a decrease in repair payments by $54.9 million. The decrease in repair payments was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we had provided repair management services as discussed above and also on account of changes to certain client contracts and contracts with repair centers during the first quarter of fiscal 2012, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the payments made to repair centers for cases referred by these clients as cost of revenue, resulting in lower repair payments. The decrease in cost of revenue was partially offset by an increase in employee costs due to higher headcount and wage increments, an increase in facilities costs due to an expansion of facilities in Pune, Chennai and the Philippines and the addition of new facilities in Vizag, the Philippines, Poland, and South Africa, an increase in travel costs associated with transition of client processes to our delivery centers and an increase in other costs due to an increase in costs associated with providing onshore services and subcontract costs.  These increases in costs were partially offset by a depreciation of the Indian rupee against the US dollar in fiscal 2013 by 13.5% as compared to the average exchange rate in fiscal 2012, which resulted in an overall decrease of approximately $24 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Gross profit	$149.3	$133.2	$16.1
As a percentage of revenue	32.4%	28.1%
As a percentage of revenue less repair payments	34.2%	33.7%

Gross profit was higher primarily due to lower cost of revenue as discussed above. Gross profit as a percentage of revenue increased primarily due to lower repair payments which resulted in lower cost of revenue, as well as lower revenue, as a result of the termination of a contract with a large client in our auto claims business in April 2012 as discussed above, and also due to changes to certain client contracts and contracts with repair centers as discussed above. We had an increase in hedging loss on our revenue by $1.5 million to $6.5 million in fiscal 2013 from $5.0 million in fiscal 2012, and lower cost of revenue due to depreciation of the Indian rupee against the US dollar in fiscal 2013 by 13.5% as compared to the average exchange rate in fiscal 2012.

During fiscal 2013, our built up seats increased by 16.1% from 18,928 as at the end of fiscal 2012 to 21,975 as at the end of fiscal 2013 when we established additional delivery centers in Vizag, the Philippines, Poland, the US and South Africa and expanded seating capacities in our existing delivery centers in Pune and Chennai in India and the Philippines. This was part of our strategy to expand our delivery capabilities, including in the SEZ in India. Our total headcount increased by 6.9% from 23,874 to 25,520 during the same period, resulting in a decline in our seat utilization rate from 1.3 in fiscal 2012 to 1.2 in fiscal 2013. This 0.1 decline in our seat utilization rate reduced our gross profit as a percentage of revenue by approximately 1.0% and reduced our gross profit as a percentage of revenue less repair payments by approximately 1.1%. This reduction partially offset the increase in gross profit as a percentage of revenue attributable to the changes to certain client contracts and contracts with repair centers as discussed above.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Employee costs	$22.6	$19.8	$2.8
Other costs	7.6	6.5	1.1
Total selling and marketing expenses	$30.2	$26.3	$3.9
As a percentage of revenue	6.6%	5.6%
As a percentage of revenue less repair payments	6.9%	6.7%

Page - 81

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of the expenses incurred in the expansion of our sales team and our client partner program. The marginal increase in other costs was primarily due to an increase in travel and legal and professional expenses. We expect our selling and marketing expenses to increase in fiscal 2014 but at a lower rate than the increase in our revenue less repair payments.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Employee costs	$38.2	$35.4	$2.8
Other costs	18.9	16.0	2.9
Total general and administrative expenses	$57.1	$51.3	$5.7
As a percentage of revenue	12.4%	10.8%
As a percentage of revenue less repair payments	13.1%	13.0%

The increase in general and administrative expenses was primarily due to an increase in other costs as a result of an increase in facilities costs, higher legal and professional expenses, expenses incurred in the establishment of our Capability Creation Group and the costs associated with acquiring Fusion and integrating Fusion into our company. The increase in employee costs were a result of increase in headcount and wage increments, partially offset by a decrease of approximately $4 million due to depreciation of the Indian rupee against the US dollar in fiscal 2013 by 13.5% as compared to the average exchange rate in fiscal 2012. We expect our general and administrative expenses to increase in fiscal 2014 but at a lower rate than the increase in our revenue less repair payments.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$5.5	$(1.9)	$7.4

The higher foreign exchange losses were primarily due to a decrease in foreign currency revaluation gains by $5.8 million to $2.5 million in fiscal 2013 from $8.3 million in fiscal 2012 and higher hedging losses of $1.6 million from our rupee -denominated contracts as a result of a depreciation of the Indian rupee against the US dollar.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Amortization of intangible assets	$26.4	$29.5	$(3.1)

The decrease in amortization of intangible assets was primarily attributable to the complete amortization of intangibles acquired in connection with the acquisition of Marketics and Flovate in May 2007 and June 2007, respectively, a part of intangible assets related to leasehold benefits acquired in connection with the acquisition of Aviva Global in July 2008 and depreciation of the Indian rupee against the US dollar in fiscal 2013 by 13.5% as compared to the average exchange rate in fiscal 2012, partially offset by additional cost of amortization of intangible assets acquired in connection with the acquisition of Fusion in June 2012.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Operating profit	$30.1	$28.0	$2.1
As a percentage of revenue	6.5%	5.9%
As a percentage of revenue less repair payments	6.9%	7.1%

Page - 82

Operating profit as a percentage of revenue is higher due to higher gross profit as discussed above and lower amortization costs, partially offset by higher foreign exchanges losses, higher general and administrative expenses and higher selling and marketing expenses,. Operating profit as a percentage of revenue less repair payments is lower due to higher foreign exchanges losses, higher general and administrative expenses and higher selling and marketing expenses, partially offset by higher gross profit as discussed above and lower amortization costs.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Other income, net	$4.8	$0.0	$4.8

Other income was higher primarily on account of higher interest income due to higher cash balance.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Finance expense	$3.6	$4.0	$(0.4)

Finance expense marginally decreased primarily due to lower interest cost on account of our full repayment of our 2010 Term Loan (as defined under “— Liquidity and Capital Resources”), partially offset by higher interest expense on our new short term loans.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Provision for income taxes	$9.9	$11.5	$(1.6)

The decrease in provision for income taxes was primarily on account of an increase in tax credits on our set up cost in new delivery locations and higher deferred tax credits on losses in some jurisdictions.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Profit	$21.4	$12.5	$8.9
As a percentage of revenue	4.6%	2.6%
As a percentage of revenue less repair payments	4.9%	3.2%

The increase in profit was primarily on account of higher operating profit, other income, lower finance expense and provision for income taxes.

Page - 83

Fiscal 2012 Compared to Fiscal 2011

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2012	2011	Change	% Change
	(US dollars in millions)
Revenue	$474.1	$616.3	$(142.1)	(23.1)%

The decrease in revenue of $142.1 million was primarily attributable to a decrease in revenue from existing clients of $149.8 million, partially offset by revenue from new clients of $7.7 million. The decrease in revenue from existing clients was attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the amounts received from these clients for payments to repair centers as revenue, resulting in lower revenue. This change in accounting has no impact on the corresponding revenue less repair payments discussed below. For more information, see “— Revenue” above. This decrease was partially offset by a decrease in hedging loss on our revenue by $1.0 million to $5.0 million in fiscal 2012 from $6.0 million in fiscal 2011.

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

The increase in revenue less repair payments of $25.7 million was attributable to an increase in revenue less repair payments from existing clients of $18.2 million and revenue less repair payments from new clients of $7.5 million. The increase in revenue less repair payments was primarily due to higher volumes in our insurance, travel and leisure, consulting and professional services, healthcare and retail and CPG verticals and, to a lesser extent, an appreciation of the pound sterling against the US dollar. In addition, we had a decrease on hedging loss in our revenue by $1.0 million to $5.0 million in fiscal 2012 from $6.0 million in fiscal 2011.

Page - 84

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

The increase in revenue less repair payments in North America (primarily the US) was primarily due to higher volumes in our travel and leisure, insurance and healthcare verticals, partially offset by lower volumes in our banking and financial services and retail and CPG verticals. The increase in revenue less repair payments from the UK was primarily attributable to higher volumes in our insurance, consulting and professional services, retail and CPG, utilities and healthcare verticals, partially offset by lower volume in travel and leisure and banking and financial verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$159.9	$153.3	$6.6
Repair payments	79.1	246.9	(167.8)
Facilities costs	53.7	45.1	8.6
Depreciation	15.4	16.3	(0.9)
Legal and professional costs	8.0	8.1	(0.1)
Travel costs	8.4	7.3	1.1
Other costs	16.5	13.2	3.4
Total cost of revenue	$340.9	$490.0	(149.1)
As a percentage of revenue	71.9%	79.5%

The decrease in repair payments was primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the payments made to repair centers for cases referred by these clients as cost of revenue, which resulted in lower repair payments. The increase in facilities costs was due to addition of new facilities in Costa Rica, Mumbai, Pune and Chennai, the increase in employee costs was primarily due to an increase in salary and headcount, and the increase in travel and other costs was due to an increase in headcount and the new facilities. These increases were partially offset by the impact of a depreciation of the Indian rupee against the US dollar. The decrease in depreciation and legal and professional costs were partially attributable to the depreciation of the Indian rupee against the US dollar.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Gross profit	$133.2	$126.2	$6.9
As a percentage of revenue	28.1%	20.5%
As a percentage of revenue less repair payments	33.7%	34.2%

Gross profit is higher due to higher revenue less repair payments as discussed above and a depreciation of the Indian rupee against the US dollar, which partially offset increases in employee costs and facilities costs as discussed above. Gross profit as a percentage of revenue increased primarily due to changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the amounts received from these clients for payments to repair centers as revenue, resulting in lower revenue. In addition, we had a decrease on hedging loss in our revenue by $1.0 million to $5.0 million in fiscal 2012 from $6.0 million in fiscal 2011.

Page - 85

During fiscal 2012, our built up seats increased by 16.3% from 16,278 as at the end of fiscal 2011 to 18,928 as at the end of fiscal 2012 when we established additional delivery centers in Pune and Chennai in India and expanded seating capacities in our existing delivery centers in Mumbai, India and Costa Rica. This was part of our strategy to expand our delivery capabilities, including in the SEZ in India. Our total headcount increased by 10.9% from 21,523 to 23,874 during the same period, resulting in a decline in our seat utilization rate from 1.4 in fiscal 2011 to 1.3 in fiscal 2012. This 0.1 decline in our seat utilization rate reduced our gross profit as a percentage of revenue by approximately 0.7% and reduced our gross profit as a percentage of revenue less repair payments by approximately 0.8%. This reduction partially offset the increase in gross profit as a percentage of revenue attributable to the changes to certain client contracts and contracts with repair centers as discussed above.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$19.8	$16.5	$3.3
Other costs	6.5	6.9	(0.4)
Total selling and marketing expenses	$26.3	$23.5	$2.9
As a percentage of revenue	5.6%	3.8%
As a percentage of revenue less repair payments	6.7%	6.3%

The increase in selling and marketing expenses was primarily the result of the expenses incurred in the expansion of our sales team, our client partner program and our branding and marketing initiatives.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$35.4	$30.1	$5.3
Other costs	16.0	26.3	(10.3)
Total general and administrative expenses	$51.3	$56.4	$(5.0)
As a percentage of revenue	10.8%	9.1%
As a percentage of revenue less repair payments	13.0%	15.3%

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

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange gains, net for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(1.9)	$(15.1)	$13.2

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

Page - 86

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Amortization of intangible asset	$29.5	$31.8	$(2.3)

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

Other Income, Net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Other income, net	$0.0	$1.1	$(1.1)

The increase in expense was primarily related to our follow-on public offering of equity shares in February 2012, partially offset by income from our investments in marketable securities.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Finance expense	$4.0	$11.4	$(7.4)

The decrease in finance expenses was primarily due to lower interest cost on account of scheduled repayment of principal on our 2010 Term Loan (as defined under “— Liquidity and Capital Resources”) in January and June 2011 and a one-time cost impact of $5.1 million due to an interest rate swap unwinding charge as a result of our term loan restructuring in fiscal 2011.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Year ended March 31,
	2012	2011	Change
	(US dollars in millions)
Provision for income taxes	$11.5	$1.5	$10.0

Page - 87

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

Results by Reportable Segment

For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See note 27 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in IFRS 8 “ Operating Segments.” We have separately reported our Auto Claims BPO segment, as it does not meet the aggregation criteria under IFRS 8. Accordingly, pursuant to IFRS 8, we have two reportable segments: WNS Global BPO and WNS Auto Claims BPO.

WNS Global BPO is delivered out of our delivery centers in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, as well as our subcontractor’s delivery center in China. This segment includes all of our business activities with the exception of WNS Auto Claims BPO. WNS Auto Claims BPO is our automobile claims management business which is primarily based in the UK and is part of our insurance business unit. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Process Outsourcing Service Offerings.” We report WNS Auto Claims BPO as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to third party automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPO segment.

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

Page - 88

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

The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated:

	Year ended March 31,
	2013		2012		2011
	WNS Global BPO	WNS Auto Claims BPO	WNS Global BPO	WNS Auto Claims BPO	WNS Global BPO	WNS Auto Claims BPO

Segment revenue(1)	$405.4	$55.1	$361.8	$113.0	$332.6	$284.4
Less: Payments to repair centers	—	24.1	—	79.1	—	246.8
Revenue less repair payments(1)	405.4	31.0	361.8	33.9	332.6	37.6
Cost of revenue (excluding payments to repair centers)(2)	265.8	20.4	239.9	21.7	220.5	22.9
Other costs(3)	82.9	5.5	64.6	6.9	56.4	5.7
Segment operating profit	56.7	5.1	57.4	5.4	55.7	9.0
Other (income) / expense, net	(4.0)	(0.8)	0.2	(0.2)	(0.8)	(0.3)
Finance expense	3.6	—	4.0	—	11.4	—
Segment profit before income taxes	57.1	5.9	53.2	5.6	45.1	9.3
Benefit (provision) for income taxes	8.9	1.0	10.4	1.1	(0.1)	1.6
Segment profit	$48.2	$4.9	$42.8	$4.5	$45.3	$7.7

Notes:

(1)	Segment revenue and revenue less repair payments include inter-segment revenue of $0.3 million for fiscal 2013, $0.7 million for fiscal 2012 and $0.8 million for fiscal 2011.
(2)

Cost of revenue includes inter-segment expenses of $0.3 million for fiscal 2013, $0.7 million for fiscal 2012 and $0.8 million for fiscal 2011, and excludes share-based compensation expenses of $1.0 million for fiscal 2013, $1.0 million for fiscal 2012 and $0.7 million for fiscal 2011, which are not allocable between our segments.

(3)

Other costs include selling and marketing, general and administrative expense and foreign exchange gain/loss. Excludes share-based compensation expenses of $4.4 million for fiscal 2013, $4.3 million for fiscal 2012 and $2.6 million for fiscal 2011, which are not allocable between our segments.

WNS Global BPO accounted for 88.1% of our revenue and 93.0% of our revenue less repair payments in fiscal 2013, as compared to 76.3% of our revenue and 91.6% of our revenue less repair payments in fiscal 2012.

WNS Global BPO

Segment Revenue. Revenue in the WNS Global BPO segment increased by 12.1% to $405.4 million in fiscal 2013 from $361.8 million in fiscal 2012. This increase was primarily attributable to the increase in the volume of transactions executed for new and existing clients, with $20.5 million being attributable to new clients, including revenue contribution from Fusion, which we acquired in June 2012, of $14.2 million, and $23.1 million being attributable to existing clients. The increase was partially offset by a depreciation of the pound sterling against the US dollar in fiscal 2013 by 0.9% as compared to the average exchange rate in fiscal 2012. In addition, we had an increase in hedging loss of $1.5 million in fiscal 2013, from a hedging loss of $5.0 million in fiscal 2012 to a hedging loss of $6.5 million in fiscal 2013.

Revenue in the WNS Global BPO segment increased by 8.8% to $361.8 million in fiscal 2012 from $332.6 million in fiscal 2011. This increase was primarily driven by the increase in the volume of transactions executed for new and existing clients, with $7.3 million being attributable to new clients and $22.0 million being attributable to existing clients. The increase was also, to a lesser extent, on account of an appreciation of the pound sterling against the US dollar by an average of 2.5% in fiscal 2012 as compared to fiscal 2011.

Contract prices across the various types of processes remained substantially stable over these period.

Segment Operating Profit.  Segment operating profit in the WNS Global BPO segment decreased by 1.1% to $56.7 million in fiscal 2013 from $57.4 million in fiscal 2012. The decrease was primarily attributable to higher cost of revenue, higher selling and marketing expenses, higher general and administrative expenses and higher foreign exchange losses, partially offset by higher segment revenue.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPO segment. Our cost of revenue increased by $25.9 million to $265.8 million in fiscal 2013 from $239.9 million in fiscal 2012, primarily on account of (i) an increase in employee costs by $20.6 million due to an increase in salary and headcount, (ii) an increase in facilities costs by $4.9 million due to expansion of facilities in Pune, Chennai and the Philippines and addition of new facilities in Vizag, the Philippines, Poland, the US and South Africa, (iii) an increase in travel costs by $1.1 million due to travel costs associated with transition of client processes to our delivery centers. These increases were partially offset by a decrease in depreciation by $0.8 million. The increase in cost of revenue was offset by the depreciation of the Indian rupee against the US dollar in fiscal 2013 by 13.5% as compared to the average exchange rate in fiscal 2012, which resulted in a lower cost of revenue of approximately $24 million.

Page - 89

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $18.4 million to $82.9 million in fiscal 2013 from $64.6 million in fiscal 2012, primarily on account of (i) an increase in foreign exchange loss by $7.4 million, (ii) an increase in selling and marketing expenses by $6.5 million, and (iii) an increase in general and administrative expenses by $4.5 million.

The higher foreign exchange losses were primarily due to higher hedging losses of $8.0 million from our rupee-denominated contracts partially offset by lower foreign currency revaluation gains of $2.5 million as a result of a depreciation of the Indian rupee against the US dollar.

Selling and marketing expenses increased by $6.5 million to $27.3 million in fiscal 2013 from $20.8 million in fiscal 2012, primarily due to an increase in employee costs as a result of the expenses incurred in the expansion of our sales team and our client partner program.

General and administrative expenses increased by $4.4 million to $50.2 million in fiscal 2013 from $45.7 million in fiscal 2012, primarily due to an increase in other costs primarily as a result of an increase in facilities costs, higher legal and professional expenses, and expenses incurred in the establishment of our Capability Creation Group and the costs associated with acquiring Fusion and integrating Fusion into our company. The increase in employee costs were a result of increase in headcount and wage increments, partially offset by a decrease of approximately $4 million due to depreciation of the Indian rupee against the US dollar in fiscal 2013 by 13.5% as compared to the average exchange rate in fiscal 2012.

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

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $8.2 million to $64.6 million in fiscal 2012 from $56.4 million in fiscal 2011, primarily on account of (i) a decrease in foreign exchange gain by $13.1 million and (ii) an increase in selling and marketing expenses by $2.2 million, partially offset by a decrease in general and administrative expenses by $7.1 million.

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

Page - 90

Segment Profit. Segment profit in the WNS Global BPO segment increased by 12.6% to $48.2 million in fiscal 2013 from $42.8 million in fiscal 2012. The increase in profit was primarily attributable to higher segment revenue, higher other income, net and lower finance expense, partially offset by higher cost of revenue primarily due to higher employee cost and facilities cost, and higher other costs primarily due to higher foreign exchange losses, selling and marketing expenses and general and administrative expenses.

The other income, net in fiscal 2013 was an income of $4.0 million compared to an expense of $0.2 million in fiscal 2012.

The finance expense for fiscal 2013 was $3.6 million as compared to $4.0 million in fiscal 2012. The decrease was primarily due to lower interest cost on account of our full repayment of our 2010 Term Loan, partially offset by higher interest expense on our new short term loans.

Provision for income taxes in fiscal 2013 was $8.9 million as compared to $10.4 million in fiscal 2012. The decrease in provision for income taxes was primarily on account of an increase in deferred tax credits and an increase in profits in locations enjoying tax holidays as we continued with the expansion of our operations in the SEZ in India as well as other locations.

Segment profit in the WNS Global BPO segment decreased by 5.5% to $42.8 million in fiscal 2012 from $45.3 million in fiscal 2011. The decrease in profit was primarily attributable to higher employee costs, lower foreign exchange gains and higher income taxes, partially offset by higher segment revenue, cost savings from management initiatives and a one-time cost impact of $5.1 million due to an interest rate swap unwinding charge in fiscal 2011.

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

Provision for income taxes in fiscal 2012 was $10.4 million as compared to a benefit of $0.1 million in fiscal 2011. The increase in provision for income taxes was primarily on account of the expiry of the STPI tax holiday period in India as at April 1, 2011.

WNS Auto Claims BPO

Segment Revenue. Revenue in the WNS Auto Claims BPO segment decreased by $57.8 million to $55.1 million in fiscal 2013 from $113.0 million in fiscal 2012. The decrease was primarily on account of a decrease in revenue from existing clients. The decrease in revenue from existing clients was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we had provided repair management services. As we acted as principal in our dealings with third party repair centers and this client, we accounted for the amounts received from this client for payments to repair centers as revenue and the payments made to repair centers in connection with our services provided to this client as cost of revenue. The termination of this contract resulted in a decrease in revenue, with a corresponding decrease of the same amount in our cost of revenue. In addition, during the first quarter of fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers as revenue, resulting in lower revenues. Payments made to repair centers in fiscal 2013 decreased by $54.9 million to $24.1 million from $79.1 million in fiscal 2012 for the same reason.

Revenue less repair payments in this segment decreased by 8.6% to $31.0 million in fiscal 2013 from $33.9 million in fiscal 2012 primarily due to a lower volume of business of $3.5 million from existing clients, partially offset by revenue from new clients of $0.6 million.

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

Page - 91

Segment Operating Profit. Segment operating profit decreased by $0.3 million to $5.1 million in fiscal 2013 from $5.4 million in fiscal 2012. The decrease was primarily on account of a decrease in revenue less repair payments and higher general and administrative expenses, partially offset by lower cost of revenue (excluding payments to repair centers) and lower selling and marketing expenses.

Our cost of revenue (excluding payments to repair centers), decreased by $1.3 million to $20.4 million in fiscal 2013 from $21.7 million in fiscal 2012. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in our employee costs by $2.6 million and a decrease in depreciation by $0.4 million, partially offset by an increase in other costs by $1.7 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain or loss. Our other costs decreased by $1.3 million to $5.6 million in fiscal 2013 from $6.9 million in fiscal 2012, primarily on account of  a decrease in selling and marketing expenses by $2.7 million to $2.5 million in fiscal 2013 from $5.2 million in fiscal 2012. This decrease was partially offset by an increase in general and administrative expenses by $1.3 million to $3.0 million in fiscal 2013 from $1.7 million in fiscal 2012. Foreign exchange losses increased minimally by $0.1 million to $0.1 million in fiscal 2013.

Segment operating profit decreased by $3.6 million to $5.4 million in fiscal 2012 from $9.0 million in fiscal 2011. The decrease was primarily on account of a decrease in revenue less repair payments.

Our cost of revenue (excluding payments to repair centers) decreased by $1.2 million to $21.7 million in fiscal 2012 from $22.9 million in fiscal 2011. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in our employee costs by $1.3 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain and loss. Our other costs increased by $1.2 million to $6.9 million in fiscal 2012 from $5.7 million in fiscal 2011, primarily on account of (i) an increase in selling and marketing expenses by $0.6 million to $5.2 million in fiscal 2012 from $4.6 million in fiscal 2011 and (ii) an increase in general and administrative expenses by $0.5 million to $1.7 million in fiscal 2012 from $1.1 million in fiscal 2011. Foreign exchange gain was minimal in fiscal 2012 and 2011.

Segment Profit. Segment profit increased by $0.4 million to $4.9 million in fiscal 2013 from $4.5 million in fiscal 2012. The increase was primarily attributable to an increase in other income, net, partially offset by lower operating profit.

The other income, net in fiscal 2013 was an income of $0.8 million compared to an income of $0.2 million in fiscal 2012.

Provision for income taxes in fiscal 2013 was $1.0 million as compared to $1.1 million in fiscal 2012. The provision for income taxes in fiscal 2013 was slightly lower primarily on account of an increase in deferred tax credits.

Segment profit decreased by $3.2 million to $4.5 million in fiscal 2012 from $7.7 million in fiscal 2011. The decrease was primarily attributable to a decrease in revenue less repair payment.

The other income, net in fiscal 2012 was an income of $0.2 million compared to an income of $0.3 million in fiscal 2011.

Income tax in fiscal 2012 was a charge of $1.1 million as compared to a charge of $1.6 million in fiscal 2011. The income tax in fiscal 2012 was lower on account of lower profit

Quarterly Results

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

Page - 92

	Fiscal 2013				Fiscal 2012
	Three months ended				Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
	(Unaudited, US dollars in millions)
Revenue	$119.2	$120.2	$113.1	$107.8	$113.3	$117.2	$117.9	$125.7
Cost of revenue	81.4	80.8	75.3	73.4	78.2	82.1	85.2	95.4
Gross Profit	37.8	39.3	37.8	34.4	35.1	35.1	32.7	30.3
Operating expenses:
Selling and marketing expenses	7.8	7.8	7.2	7.4	6.3	6.4	7.0	6.6
General and administrative expenses	14.2	15.1	15.2	12.7	13.0	12.5	13.1	12.7
Foreign exchange loss / (gains), net	(1.1)	2.1	2.0	2.4	0.2	1.1	(1.8)	(1.3)
Amortization of intangible assets	6.7	6.6	6.5	6.6	7.1	7.0	7.5	7.8
Operating profit	10.2	7.8	6.8	5.2	8.7	8.1	6.9	4.4
Other (income) expense, net	(1.6)	(1.3)	(1.0)	(1.0)	0.2	(0.2)	0.1	(0.2)
Finance expense	0.9	0.9	0.9	1.0	0.9	1.0	0.9	1.2
Provision for income taxes	2.8	2.2	2.5	2.4	3.1	3.2	2.4	2.7
Profit	8.2	6.1	4.3	2.8	4.4	4.0	3.4	0.7

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2013				Fiscal 2012
	Three months ended				Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
	(Unaudited)
Gross profit as a percentage of revenue	31.7%	32.7%	33.4%	31.9%	31.0%	30.0%	27.7%	24.1%
Operating income as a percentage of revenue	8.6%	6.5%	6.0%	4.9%	7.6%	6.9%	5.8%	3.5%
Gross profit as a percentage of revenue less repair payments	33.5%	34.7%	35.2%	33.5%	35.2%	36.1%	32.6%	30.9%
Operating income as a percentage of revenue less repair payments	9.1%	6.9%	6.3%	5.1%	8.7%	8.3%	6.8%	4.5%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2013				Fiscal 2012
	Three months ended				Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
	(Unaudited, US dollars in millions)
Revenue	$119.2	$120.2	$113.1	$107.8	$113.3	$117.2	$117.9	$125.7
Less: Payments to repair centers	6.5	6.7	5.8	5.2	13.5	20.0	17.7	27.8
Revenue less repair payments	$112.8	$113.5	$107.3	$102.6	$99.8	$97.2	$100.2	$97.8

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our long term debt, obligations under operating leases for office space, which represent minimum lease payments for office space, short term line of credit, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2013 on a consolidated basis:

	Payments Due By Period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
	(US dollars in thousands)
Long term debt	$41,656	$7,756	$33,900	$—	$—
Operating leases	86,176	19,290	30,520	16,273	20,093
Short term line of credit	54,921	54,921	—	—	—
Purchase obligations	4,089	4,089	—	—	—
Total	$186,842	$86,056	$64,420	$16,273	$20,093

Page - 93

Uncertain income tax liabilities totaling $17.2 million are excluded from the table because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or obligations.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2010 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,827.3 million ($52.1 million based on the exchange rate on March 31, 2013) in additional taxes, including interest of 1,029.4 million ($19.0 million based on the exchange rate on  March 31, 2013).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)			Interest on amount demanded
	(and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(3.3	)(1)	60.0	$(1.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.5	)(1)	8.6	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	495.3	$(9.1	)(1)	173.8	$(3.2	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.3	)(1)	24.1	$(0.4	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.8	)(1)	31.9	$(0.6	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	21.6	$(0.4	)(1)	8.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	819.6	$(15.1	)(1)	344.1	$(6.3	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	41.4	$(0.8	)(1)	13.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2009	973.9	$(17.9	)(1)	336.8	$(6.2	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	48.7	$(1.0	)(1)	14.5	$(0.3	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2010	40.3	$(0.6	)(1)	11.1	$(0.2	)(1)

Total		2,827.3	$(52.1	)(1)	1,029.4	$(19.0	)(1)

Note:

(1)        Based on the exchange rate as at March 31, 2013.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2013, we have provided a tax reserve of 910.4 million ($16.8 million based on the exchange rate on March 31, 2013) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

Page - 94

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,400.8 million ($44.2 million based on the exchange rate on March 31, 2013) in additional taxes, including interest of 748.7 million ($13.8 million based on the exchange rate on March 31, 2013). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited some portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2013, corporate tax returns for fiscal years 2010 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($6.4 million based on the exchange rate on March 31, 2013) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

As at March 31, 2013, we had cash and cash equivalents of $27.9 million. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investment in marketable securities, consisting of liquid mutual funds and fixed maturity plans, or FMPs was $89.7 million as at March 31, 2013. Our investment in FMPs represent investments in mutual funds scheme wherein the mutual fund has invested in certificates of deposit issued by banks in India.

As at March 31, 2013, our Indian subsidiary, WNS Global, had obtained a secured line of credit of 900.0 million ($16.6 million based on the exchange rate on March 31, 2013) from The Hongkong and Shanghai Banking Corporation Limited, and an unsecured line of credit of $15.0 million from BNP Paribas and 1,200.0 million ($22.1 million based on the exchange rate on March 31, 2013) from Citibank N.A., interest on which would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2013, (1) 789.0 million ($14.5 million based on the exchange rate on March 31, 2013) was utilized for working capital requirements from the line of credit available with The Hongkong and Shanghai Banking Corporation Limited, (2) $14.0 million was utilized for working capital requirements from the line of credit available with BNP Paribas and (3) 858.9 million ($15.8 million based on the exchange rate on March 31, 2013) was utilized for working capital requirements from the line of credit available with Citibank N.A.

In March 2012, WNS Global obtained two new three-year term loan facilities consisting of a 510.0 million ($9.4 million based on the exchange rate on March 31, 2013) rupee-denominated loan and a $7.0 million US dollar-denominated loan, and our UK subsidiary, WNS UK, obtained a new three-year term loan for £6.1 million ($9.3 million based on the exchange rate on March 31, 2013), rolled over its £9.9 million ($14.9 million based on the exchange rate on March 31, 2013) two-year term loan (which was originally scheduled to mature in July 2012) for another three-year term, and renewed its £9.9 million ($14.9 million based on the exchange rate on March 31, 2013) working capital facility (which was originally scheduled to mature in July 2012) until March 2014.

Details of these loan facilities are described below.

•                  WNS Global obtained from HDFC Bank Ltd., or HDFC, a three-year rupee-denominated term loan of 510.0 million ($9.4 million based on the exchange rate on March 31, 2013) which was fully drawn on March 12, 2012. The loan is for the purpose of financing certain capital expenditures incurred during the period from April 2011 to December 2011. The loan bears interest at a rate of 11.25% per annum for the first year, which has been reset at the rate of 10.3% per annum for the second year. Interest is payable on a monthly basis. The principal amount is repayable in two equal installments on January 30, 2015 and February 27, 2015. Repayment of the loan is guaranteed by WNS and secured by a charge over our Pune property. This charge ranks pari passu with other charges over the property in favor of other lenders. We are subject to certain covenants in respect of this loan, including restrictive covenants relating to our total debt to EBITDA ratio, total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the term sheet relating to this loan. In connection with this rupee-denominated term loan, we have entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan which has resulted in the loan bearing an effective interest rate to us of 5.78% per annum.

Page - 95

• WNS Global obtained from HSBC Bank (Mauritius) Limited a three-year term loan facility for $7.0 million. On April 16, 2012, June 20, 2012, and August 16, 2012, we drew down $2.0, $3.0 and $2.0 million, respectively, from this facility. The facility was utilized for the purpose of funding WNS Global’s capital expenditure plans for fiscal 2013 in compliance with the Reserve Bank of India’s guidelines on “External Commercial Borrowings and Trade Credits.” The facility bears interest at a rate of US dollar LIBOR plus a margin of 3.5% per annum. Interest will be payable on a quarterly basis. The principal amount of each tranche will be repayable at the end of three years from the date of drawdown of such tranche. Repayment of the loan under the facility is guaranteed by WNS and secured by a charge over our Pune property. This charge ranks pari passu with other charges over the property in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our debt to EBITDA ratio, debt to adjusted tangible net worth ratio, EBITDA to debt service coverage ratio and fixed asset coverage ratio, each as defined therein. A change in the largest shareholder of WNS together with a loss of 10% of our clients by revenue within two quarters of the change may also constitute an event of default under this facility agreement.

• WNS UK obtained from HSBC Bank plc. an additional three-year term loan facility for £6.1 million ($9.3 million based on the exchange rate on March 31, 2013), which was fully drawn on March 30, 2012. WNS UK also rolled over on March 30, 2012 its existing term loan of £9.9 million ($14.9 million based on the exchange rate on March 31, 2013) from HSBC Bank plc. (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015. The facilities are for the purpose of providing inter-company loans within our Company and funding capital expenditures. The facilities will bear interest at Bank of England base rate plus a margin of 2.25% per annum. Interest is payable on a quarterly basis. 20% of the principal amount of each loan will be repayable at the end of each of 18, 24 and 30 months after drawdown and a final installment of 40% of the principal amount of each loan will be repayable at the end of 36 months after drawdown. Repayment of each loan is guaranteed by WNS, WNS (Mauritius) Limited, WNS Capital Investments Limited, WNS UK and AHA, and secured by pledges of shares of WNS (Mauritius) Limited and WNS Capital Investments Limited, a charge over the bank account of WNS Capital Investments Limited, and fixed and floating charges over the respective assets of WNS UK and AHA. The facility agreements contain certain covenants, including restrictive covenants relating to further borrowing by the borrower, total debt to EBITDA ratio, our total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the facility agreement.

• WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($14.9 million based on the exchange rate on March 31, 2013) until March 31, 2014. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum and has been renewed at the existing rate. Interest is payable on a quarterly basis. Repayment of this facility is guaranteed by WNS, WNS UK and AHA, and secured by fixed and floating charges over the respective assets of WNS UK and AHA. The facility agreements contain covenants similar to those contained in WNS UK’s term loan facilities described above. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower.

In September 2010, WNS Global Services Philippines Inc. obtained a $3.2 million three-year term loan facility from The Hongkong and Shanghai Banking Corporation Limited. This facility is repayable in three equal installments on September 28, 2012, March 28, 2013 and September 27, 2013. The loan bears interest at the three-month US dollar LIBOR plus a margin of 3% per annum. This facility is secured by, among other things, a guarantee provided by WNS and an assignment (with a right of recourse) of all rights, titles and interests in and to receivables due to WNS Global Services Philippines Inc. from WNS North America Inc. and WNS UK. The facility agreement contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio and total borrowings to EBITDA ratio, as well as a minimum interest coverage ratio, each as defined in the facility agreement. As at March 31, 2013, the amount outstanding under the facility was $1.1 million.

In July 2010, WNS (Mauritius) Limited obtained a term loan facility for $94.0 million, or the 2010 Term Loan, from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Limited, Singapore and BNP Paribas, Singapore. The proceeds from this loan facility, together with cash on hand, was used to repay the $115.0 million outstanding balance of the $200.0 million term loan facility we had obtained in July 2008 to fund, together with cash on hand, the Aviva transaction. This 2010 Term Loan has been financed equally by all the three lenders and bears interest at a rate equivalent to three-month US dollar LIBOR plus a margin of 2% per annum. On January 10, 2011, July 11, 2011 and January 10, 2012, we made scheduled payments of principal of $20.0 million, $20.0 million and $30.0 million, respectively. Repayment under the facility was guaranteed by WNS, WNS UK, WNS Capital Investment Limited, WNS Global Singapore, WNS North America Inc., AHA and the Co-op, and secured by pledges of shares of WNS (Mauritius) Limited, WNS Capital Investment Limited and WNS Global Singapore, charges over the bank accounts of WNS (Mauritius) Limited, WNS Capital Investment Limited and WNS Global Singapore, a charge over receivables of WNS Capital Investment Limited from Aviva held in escrow, an assignment by WNS (Mauritius) Limited to the lenders of the 2010 Term Loan of its put option to sell its shares of WNS Capital Investment Limited to WNS Global, pursuant to which the lenders may, in the event of a default under the loan, compel WNS (Mauritius) Limited to exercise its put option and apply the proceeds from the sale of its shares of WNS Capital Investment Limited to WNS Global towards repayment of the loan, and a fixed and floating charge over the assets of WNS UK, which ranks pari passu with other charges over the same assets in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined in the facility agreement, and undertakings by each of WNS (Mauritius) Limited and WNS Global Singapore not to sell, transfer or otherwise dispose of their respective shares of WNS Global. On July 10, 2012, the final scheduled installment of $24.0 million was repaid and following this repayment, the security provided for the 2010 Term Loan has been released.

Page - 96

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to meet our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to meet our debt repayment obligations, capital expenditures and working capital needs. We currently expect our capital expenditures needs in fiscal 2014 to be approximately $21.0 million. Further, under the current extremely volatile conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet some of our existing debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future consider making acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of indebtedness and working capital. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for fiscal 2013, 2012 and 2011:

	Year ended March 31,
	2013	2012	2011
	(US dollars in millions)
Net cash provided by operating activities	$64.8	$57.2	$35.8
Net cash used in investing activities	$(89.5)	$(50.7)	$(15.4)
Net cash provided (used in) by financing activities	$13.2	$27.4	$(29.0)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $64.8 million for fiscal 2013 from $57.2 million for fiscal 2012. The increase in net cash provided by operating activities for fiscal 2013 as compared to fiscal 2012 was attributable to an increase in cash inflow from working capital changes by $5.9 million, an increase in profit as adjusted by non-cash related items by $2.2 million, a decrease in interest paid by $1.8 million and an increase in interest income by $0.1 million, which was partially offset by an increase in income taxes paid by $2.5 million.

The increase in profit as adjusted for non-cash related items by $2.2 million was primarily on account of (i) an increase in profit by $8.9 million, (ii) a decrease in deferred tax credit by $7.8 million, (iii) an increase in hedging loss by $1.5 million, (iv) a decrease in excess tax benefit credit on share based options exercised by $1.2 million, (v) an increase in deferred rent expense by $0.6 million, (vi) an increase in unrealized exchange loss by $0.4 million and (vii) an increase in interest expenses by $0.2 million on account of interest payable on purchase consideration towards our acquisition of Fusion. The increase was partially offset by (i) a decrease in current tax expenses by $9.4 million, (ii) a decrease in depreciation and amortization expense by $4.4 million, (iii) an increase in dividend by $2.5 million on account of our investment in marketable securities, (iv) a decrease in allowance of doubtful debts by $1.3 million, (v) a decrease in amortization of debt issue cost by $0.5 million, (vi) a decrease in interest expense by $0.1 million, (vii) an increase in interest income by $0.1 million and (viii) an increase in unrealized gain by $0.1 million on investments.

Cash flow from working capital changes increased by $5.9 million during fiscal 2013 as compared to fiscal 2012, primarily due to (i) an increase in cash inflow of $14.2 million in other current assets, primarily as a result of a decrease in funds held for clients, (ii) an increase in cash inflow from accounts receivables by $6.0 million, on account of a decrease in accounts receivables of a large client in our WNS Auto Claims BPO, and better collection in our Global BPO and (iii) a decrease in cash outflow towards settlement of other liabilities by $4.5 million, primarily as a result of a decrease in cash outflow towards settlement of derivatives financial instruments on maturity and towards payment of value-added tax. The increase was partially offset by an increase of cash outflow of $21.2 million in accounts payable primarily as a result of an increase in outflow towards accounts payable in our WNS Auto Claims BPO segment.

Page - 97

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

Cash from working capital changes increased by $18.1 million during fiscal 2012 as compared to fiscal 2011, primarily due to (i) a decrease in cash outflow towards settlement of other current liabilities by $28.4 million, primarily as a result of a decrease in cash outflow towards value-added tax payment and derivative contract liability settlement, and (ii) an increase in cash inflow from accounts receivable by $25.1 million, primarily as a result of a decrease in the credit period of the payment terms extended to a large client in our WNS Auto Claims BPO segment, partially offset by an increase in cash outflow by (i) $18.5 million in other current assets, primarily as a result of an increase in funds held for clients, a reduction in cash received upon settlement of derivative financial instruments on maturity and an advance given to a client, (ii) $9.9 million in accounts payable, primarily as a result of an increase in outflow towards accounts payable in our WNS Auto Claims BPO segment, and (iii) $7.0 million in deferred revenue primarily as a result of a decrease in an advance received from a client.

Cash Flows from Investing Activities

Net cash used in investing activities increased to $89.5 million for fiscal 2013 from $50.7 million for fiscal 2012. Investing activities in fiscal 2013 comprised of the following: (i) the amount invested in FMPs of $43.0 million, (ii) a payment made of $7.1 million made towards the acquisition (net of cash acquired) of Fusion in fiscal 2013, as compared to $2.1 million made to ACS for the acquisition of the balance 35% stake in WNS Philippines Inc. in fiscal 2012, (iii) the amount invested in marketable securities in fiscal 2013 reduced by $6.2 million as compared to fiscal 2012, (iv) the amount received towards dividends increased by $2.5 million in fiscal 2013 as compared to fiscal 2012, (v) a government grant of $0.3 million received by WNS Global Services, Inc. and (vi) the capital expenditures incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers for fiscal 2013 was $21.2 million, which represented a decrease of $0.1 million as compared to fiscal 2012.

Net cash used in investing activities increased to $50.7 million for fiscal 2012 from $15.4 million for fiscal 2011. Investing activities in fiscal 2012 comprised of the following: (i) the capital expenditures incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers in fiscal 2012 was $21.2 million, which represented an increase of $6.0 million as compared to fiscal 2011, (ii) the amount invested in marketable securities in fiscal 2012 was $28.0 million, (iii) the payment of $2.1 million to ACS for the acquisition of the balance 35% stake in WNS Philippines Inc. in fiscal 2012, as compared to the payment made towards earn out consideration of $0.5 million in fiscal 2011 in connection with the acquisition of BizAps in June 2008, and (iv) dividends of $0.4 million received in fiscal 2012 on account of our investments in marketable securities.

Cash Flows from Financing Activities

Net cash provided in financing activities was $13.2 million for fiscal 2013, as compared to $27.4 million for fiscal 2012. Financing activities primarily consisted of (i) repayments of a long term debt taken by WNS (Mauritius) Limited of $24.0 million and $2.1 million of WNS Global Services Philippines Inc. in fiscal 2013 as compared to a repayment of $50.0 million by WNS (Mauritius) Limited in fiscal 2012, (ii) short term debt taken by WNS Global of $21.3 million and by WNS UK of $11.0 million in fiscal 2013 as compared to a short term loan of $19.0 million taken by WNS Global, partially offset by a repayment of $8.8 million of a short term loan by WNS UK and a repayment of $0.7 million of a short term loan from ACS, (iii) net proceeds of $46.3 million from the issuance of ordinary shares in the form of ADSs in our follow-on public offering in fiscal 2012, (iv) long term debt of $7.0 million taken by WNS India in fiscal 2013 as compared to long term debt taken by WNS UK for $9.7 million and by WNS Global for $10.0 million in fiscal 2012, and (v) a decrease in excess tax benefits on share based options exercised by $1.2 million.

Net cash provided in financing activities was $27.4 million for fiscal 2012, as compared to net cash used in financing activities of $29.0 million for fiscal 2011. Financing activities primarily consisted of (i) net proceeds of $46.3 million from the issuance of ordinary shares in the form of ADSs in our follow-on public offering in fiscal 2012, (ii) long term debt taken by WNS UK for $9.7 million and by WNS Global for $10.0 million in fiscal 2012, as compared to long term debt taken by WNS (Mauritius) Limited for $46.8 million, by WNS Global Services Philippines, Inc. for $3.2 million and by WNS UK for $14.9 million in fiscal 2011, (iii) a loan repayment of $50.0 million in fiscal 2012, as compared to a loan repayment of $107.8 million in fiscal 2011 by WNS (Mauritius) Limited and (iv) short term loans of $19.0 million taken by WNS Global, partially offset by a repayment of $8.8 million of a short term loan by WNS UK and a repayment of $0.7 million of a short term loan from ACS, as compared to short term loans of $5.0 million and $8.6 million taken by WNS Global and WNS UK, respectively, in fiscal 2011.

New Accounting Pronouncements Not Yet Adopted by the Company

Certain new standards, interpretations and amendments to existing accounting standards have been published, but have not yet been applied in our financial statements. Those which we consider to be relevant to our operations are set out below:

Page - 98

•                                          IFRS 9 “Financial Instruments: Classification and Measurement” was issued by the IASB in November 2009. This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments (IFRS 9 R). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. IFRS 9 R is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

•                                         IFRS 13 “Fair Value Measurements” was issued by the IASB in May 2011. IFRS 13 defines fair value, provides a single IFRS framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We have evaluated the requirements of IFRS 13 and we do not believe that the adoption of this standard will have a material effect on our consolidated financial statements.

•                                         IFRS 10 “Consolidated Financial Statements” was issued by the IASB in May 2011 to replace consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements and SIC-12 “Consolidation — Special Purpose Entities “ and to build on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement is effective for the annual period beginning on or after January 1, 2013, with earlier application permitted so long as this standard is applied together with IFRS 11 “Joint Arrangements ,” IFRS 12 “Disclosure of Interest in Other Entities,” IAS 27 (Revised) “Separate Financial Statements,” and IAS 28 (Revised) “Investments in Associates and Joint Ventures.”

The remainder of IAS 27 “Separate Financial Statements” now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in our consolidated financial statements.

•                                         IFRS 11 “Joint Arrangements,” which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities — Non-monetary Contributions by Ventures ,” requires a single method, known as the equity method, to account for interests in jointly controlled entities. The proportionate consolidation method in joint ventures is prohibited. IAS 28 “Investments in Associates and Joint Ventures ,” was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

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

Further, in June 2012, IASB published “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance” as amendments to IFRS 10, IFRS 11 and IFRS 12. These amendments are intended to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period.

We have evaluated the requirements of IFRS 10, IFRS 11 and IFRS 12 (each as amended) and we do not believe that the adoption of these standards will have a material effect on our consolidated financial statements.

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

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. We are required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. We have evaluated the requirements of IAS 1 (Amended) and we do not believe that the adoption of IAS 1 (Amended) will have a material effect on our consolidated financial statements.

•                                         IAS 19 “Employee Benefits” was amended by the IASB in June 2011. This amendment is applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted. Apart from certain miscellaneous changes, key changes are:

(a)                                 Recognition of changes in the net defined liability/(assets);

(b)                                 Introduced enhanced disclosures about defined benefit plans; and

(c)                                  Modified accounting for termination benefits.

Page - 99

We have evaluated the requirements of IAS 19 and we do not believe that the adoption of IAS 19 will have a material effect on our consolidated financial statements.

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

The IASB has amended IAS 32 to clarify the meaning of “currently has a legally enforceable right of set off” and “simultaneous realization and settlement.” The amendments clarify that to result in an offset of a financial asset and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy.

The amendment also clarify that the determination of whether the rights meet the legally enforceable criterion will depend on both the contractual terms entered into between the counterparties as well as the law governing the contract and the bankruptcy process in the event of bankruptcy or insolvency. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively for comparative periods.

We have evaluated the requirements of above amendments to IAS 32 and IFRS 7, and we do not believe that the adoption of these standards will have a material effect on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of eight directors.

The following table sets forth the name, age (as at March 31, 2013) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Eric B. Herr(1)(2)	64	Non-Executive Chairman
Adrian T. Dillon(3)(4)(5)	59	Non-Executive Vice Chairman
Renu S. Karnad(1)(2)(3)	60	Director
Keshav R. Murugesh	49	Director and Group Chief Executive Officer
Jeremy Young(4)	47	Director
Richard O. Bernays(6)	70	Director
Anthony A. Greener(2)(7)	72	Director
Albert Aboody(8)	65	Director
Executive Officers
Keshav R. Murugesh	49	Group Chief Executive Officer
Deepak Sogani(9)	47	Group Chief Financial Officer
Johnson J. Selvadurai	54	Managing Director — Europe
Michael Garber	56	Chief Sales and Marketing Officer
Swaminathan Rajamani	36	Chief People Officer

Notes:

(1)           Member of our Nominating and Corporate Governance Committee.

(2)           Member of our Compensation Committee.

(3)           Appointed as our director with effect from September 2012.

(4)           Member of our Audit Committee.

(5)           Appointed as Non-Executive Vice Chairman of our Board with effect from January 2013.

(6)           Chairman of our Compensation Committee.

(7)           Chairman of our Nominating and Corporate Governance Committee.

(8)           Chairman of our Audit Committee.

(9)                                 Appointed as our Group Chief Financial Officer with effect from December 2012 in place of Mr. Alok Misra. Mr. Misra resigned from the services of our company with effect from August 2012.

Page - 100

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Eric B. Herr was appointed to our Board of Directors in July 2006. On December 17, 2009 Mr. Herr was appointed as the Non-Executive Chairman of the Board. Mr. Herr is based in the United States. He currently serves on the board of directors of Regulatory Data Corporation (since 2009) and two not-for-profit organizations, New Hampshire Center for Public Policy Studies (since 2011) and New Hampshire Charitable Foundation (since 2010). He was a director of Edgar Online until 2012, Taleo Corporation and Starcite Private Limited until 2010 and of Workscape from 2005 to 2008. From 1992 to 1999, Mr. Herr served first as Chief Financial Officer and then President and Chief Operating Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. He is currently a member of the Board of Directors and Chairman of the Audit and Finance Committees of Williams-Sonoma, Inc. During his career, he has served as a member of the Board of NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. He has also held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President - Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a B.A. degree in economics. The business address of Mr. Dillon is 490 University Avenue, Los Altos, CA 94022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq -listed information technology company, and was a director of Syntel Limited and Syntel Global Private Limited. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He is the chairman of the Business Process Management (BPM) Council of NASSCOM for 2013-14 and a nominated member of the NASSCOM Executive Council. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Jeremy Young was appointed to our Board of Directors in May 2004, as a nominee of Warburg Pincus which was the principal shareholder of our company. Having exited Warburg Pincus, he became independent director from January 2013. During his 20 years at Warburg Pincus, he ran the firm’s Healthcare, Internet and Business Services sectors in Europe, headed the German office and was responsible for fundraising in Europe and the Middle East. Prior to joining Warburg Pincus in 1992, Mr. Young held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics. He received a Bachelor of Arts degree from Cambridge University and a Master of Business Administration degree from Harvard Business School. He is currently a Vice Chairman of The Haemophilia Society, a UK-based charitable organization. The business address for Mr. Young is Gloucester House, 29 Pembridge Gardens, London W2 4EB, England.

Richard O. Bernays was appointed to our Board of Directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the Boards of several companies, including The NMR Pension Trustee Limited (since 2009), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Impax Environmental Markets Trust plc (since 2002), MAF Trust (since 2005), and GFM Cossack Bond Company Limited (since 1997). Mr. Bernays retired from Charter Pan European Trust plc, Henderson Global Trust plc and The Throgmorton Trust plc in 2012. He was a director of Hermes Pension Management from 2005 to 2007, Singer and Friendlander from 2003 to 2005 and Martin Curie Income and Growth Trust from 1997 to 2008. Mr. Bernays was a member of the Supervisory Board of the National Provident Life until 2010. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is E72 Montevetro, 100 Battersea Church Road, London SW11 3YL.

Sir Anthony A. Greener was appointed to our Board of Directors in June 2007. He was the Deputy Chairman of British Telecom from 2001 to 2006 and Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986.  Sir Anthony is presently Chairman of the St Giles Trust (since 2009), and the Minton Trust (since 2007). He is a Director of Williams-Sonoma Inc. (since 2007), and United Church Schools which is now known as United Learning (since 2005). He was a Director of Robert Mondavi from 2000 to 2005.  Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry and is also a Fellow Member of the Chartered Institute of Management Accountants. The business address of Sir Anthony is the Minton Trust, 26 Hamilton House, Vicarage Gate, London W8 4HL.

Page - 101

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

Renu S Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad had joined Housing Development Finance Corporation Limited (HDFC Ltd) in 1978 and is currently serving as the Managing Director of HDFC Limited. She is also a director on several other Boards, including BOSCH Limited, Credit Information Bureau (India) Limited, Gruh Finance Limited, HDFC Bank Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Property Ventures Limited, HDFC Standard Life Insurance Company Limited, AKZO Nobel India Limited, Credila Financial Services Private Limited, Indraprastha Medical Corporation Limited, HDFC Education and Development Services Private Limited, Feedback Infrastructure Services Private Limited, G4S Corporate Services (India) Private Limited, Value and Budget Housing Corporation (India) Private Limited, Lafarge India Private Limited, EIH Limited, Sparsh BPO Services Limited, Transunion LLC, and HDFC Sales Private Limited and HDFC Plc. Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs. The business address of Mrs. Karnad is HDFC Limited, Capital Court, 1st Floor, Munirka, Off Palme Marg, New Delhi — 110067.

Our Board believes that each of our company’s directors is skilled, experienced and qualified to serve as a member of the Board and its committees. Each of the directors, because of their diverse business experience and background, contribute significantly in managing the affairs of our company. The Board of Directors has not adopted any formal policy with respect to diversity, however, our Board of Directors believes that it is important for its members to represent diverse viewpoints and contribute in the Board’s decision making process. Our Board evaluates candidates for election to the Board; the Board seeks candidates with certain qualities that it believes are important, including experience, integrity, an objective perspective, business acumen and leadership skills. The continuing service by our directors promotes stability and continuity in the boardroom and gives us the benefit of their familiarity and insights into our business.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Deepak Sogani serves as our Group Chief Financial Officer. Mr. Sogani is based in Mumbai, India and joined WNS in December 2012. Mr. Sogani’s responsibilities as Group Chief Financial Officer include corporate finance, corporate development and strategy, legal and secretarial and information technology. Prior to joining WNS, Deepak worked with the Dalmia Cement Group in India as Executive Director, from 2009, where he was responsible for the Group’s Corporate Finance, Strategy and Operations Management. Deepak began his career in investment banking with SBI Capital Markets (from 1991 to 1995), before setting up an entrepreneurial venture in financial services. He then moved on to becoming the Global Chief Financial Officer of Patni Computer systems (from 1998 to 2006), followed by stints in Sutherland Global Services (from 2006 to 2008) and Indiatimes. The business address for Mr. Sogani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Johnson J. Selvadurai is Managing Director of European Operations. Prior to joining WNS, he was the Chief Executive Officer of our enterprise services business until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 25 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is certified in electronic data management and training. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is presently a director of Zodius Capital and Datacap Software Private Limited India (since 2000). He was a director of Business forms (Private) Limited, Sri Lanka from 1984 to 2011. The business address for Mr. Selvadurai is Malta House, 36-38 Piccadilly, London, W1J 0DP, UK.

Michael Garber is Chief Sales and Marketing Officer. He has rich experience with an accomplished career spanning 35 years in IT enabled services, marketing, consulting and general management, of which, over a decade has been in the outsourcing space leading global teams. Prior to joining WNS, he held senior positions in several prominent outsourcing companies such as President of the Americas for Birlasoft, Senior Vice President — Business Development at InSource (a Virtusa subsidiary) and Insurance Practice Lead at eFunds. He has also served as Vice President and Business Unit Head of the Insurance Practice at Cognizant Technology Solutions. After graduation from university, he spent 20 years with MassMutual Financial Group. He has a Bachelor of Arts degree in Mathematics from the Western New England University, Springfield, Massachusetts and an Associate of Arts degree in Marine Biology from the Roger Williams University, Bristol Rhode Island. He has also completed the Professional Management Practices Designation while working with MassMutual Financial Group and the Executive Management Development Program certification from the University of Michigan. The business address for Mr. Garber is 15 Exchange Place, Suite 310, Jersey City, New Jersey 07302, USA.

Page - 102

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

•

Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company with clear-cut objectives and performance metrics to eliminate the potential for individual supervisor bias.

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

Page - 103

The following is a discussion of our considerations in determining each of the compensation components for our executive officers.

Base Salary or Fixed Compensation

Base salary is a fixed element of our employees’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any salary adjustments are usually approved early in the calendar year, effective as at April 1. The specific amount of salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

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

Other Benefits and Perquisites

We provide benefits to our executive officers that are generally available to other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. We also provide our executive officers with certain perquisites which we believe are reasonable and consistent with market trends in the countries in which our executive officers are located. Such benefits and perquisites are intended to be part of a competitive overall compensation program. Such benefits normally include medical and life insurance coverage, retirement benefits, reimbursement of telephone expenses, a car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by us.

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

Page - 104

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

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an independent compensation consultant to benchmark certain components of our compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific management position for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

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

Page - 105

Benchmarking and Use of Compensation Consultant for Fiscal 2013

During fiscal 2013, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant, Hewitt Associates (India) Private Limited, or AON Hewitt. The companies selected by AON Hewitt for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of companies against which we benchmarked the compensation of our executive officers in fiscal 2013 included the following companies:

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from AON Hewitt’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2013.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2013 our Compensation Committee adjusted our executive compensation as described in “—Executive Compensation for Fiscal 2013” below.

Executive Compensation for Fiscal 2013

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2013 (excluding grants of RSUs which are described below). The individual compensation of Messrs. Keshav R. Murugesh, Deepak Sogani and Swaminathan Rajamani are disclosed in the statutory / annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

Name	Base Salary	Benefits	Bonus		Total
Keshav R. Murugesh	$512,213	$41,638	$669,785		$1,223,636
Deepak Sogani(1)	$77,068	$4,219	$93,773	(5)	$175,060
Johnson J. Selvadurai	$300,283	$126,333	$241,428		$668,044
Michael Garber	$280,000	$28,784	$74,200		$382,984
Swaminathan Rajamani	$157,638	$8,788	$97,696		$264,122
Kumar Subramaniam(2)	$31,289	$1,753	$19,720		$52,762
Alok Misra(3)	$105,318	$5,716	$—		$111,034
Ronald Strout(4)	$54,863	$11,051	$—		$65,914
Total	$1,521,672	$228,282	$1,196,602		$2,943,556

Page - 106

Notes:

(1)	Appointed as Group Chief Financial Officer in place of Mr. Alok Misra with effect from December 2012.
(2)	Amount paid during his appointment as our Interim Group Chief Financial Officer from August 2012 to December 2012.
(3)	Ceased to be Group Chief Financial Officer from August 17, 2012.
(4)	Ceased to be Executive Officer from June 28, 2012.
(5)	Includes a joining bonus of $45,996.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant, AON Hewitt, and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2013 had satisfactorily performed against their prior year’s individual objectives.

Except for Mr. Keshav R. Murugesh and Mr. Swaminathan Rajamani, as described below, our Compensation Committee has not increased the base salary from the prior year’s level for any other executive officer, excluding employer contribution towards Provident Fund (Retirement Benefit):

•

Mr. Keshav R. Murugesh, as Group Chief Executive Officer, had his base salary (including employer contribution towards Provident Fund (Retirement Benefit)) revised to $607,149 from $551,954 for fiscal 2013. The salary revision was effective February 19, 2013.

•

Mr. Swaminathan Rajamani, as Chief People Officer, had his base salary (including employer contribution towards Provident Fund (Retirement Benefit)) revised to $165,586 from $137,988 in fiscal 2013. The salary revision was effective April 1, 2012.

Mr. Deepak Sogani, joined us as our Group Chief Financial Officer in December 2012 at a base salary of $248,379 for fiscal 2013 on an annualized basis.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI. Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including company revenue, ANI, new client revenue and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year and the aggregate amount of all cash bonuses to be paid for fiscal 2013 do not exceed the aggregate cash incentive bonus pool approved by our Compensation Committee for the fiscal year. Our executive officers’ variable incentive packages for fiscal 2013 are as described below:

Our Compensation Committee set Mr. Murugesh’s target 2013 variable incentive at $558,154 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as winning deals of strategic importance and succession planning Based on actual performance against these various objectives, Mr. Murugesh earned 120% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Sogani’s target 2013 variable incentive at $40,489 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Sogani’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as tax rate reduction, leveraging SEZ models, drive margin levers and DSO with businesses & capability group and improved internal controls.. Based on actual performance against these various objectives, Mr. Sogani earned 118% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Selvadurai’s target 2013 variable incentive at $ 180,170 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Selvadurai’s performance objectives the achievement of target revenue less repair payments, ANI, new client revenue and individual qualitative objectives pertaining to matters as assigned by the Group Chief Executive Officer from time to time. Based on actual performance against these various objectives, Mr. Selvadurai earned 134% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Garber’s target 2013 variable incentive at $280,000 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Garber’s performance objectives the achievement of target revenue less repair payments, ANI, new client revenue and individual qualitative objectives pertaining to matters such as Strong relationship with Advisors and influencers, improved sold gross margin, sales team, effective induction around WNS, Vertical & Horizontal capabilities, succession Planning of Vertical Sales Leaders, Robust weekly review and methodology, and Effective usage of CRM & Marketing. Based on actual performance against these various objectives, Mr. Garber earned 26.5% of his variable incentive amount on an overall basis.

Page - 107

Our Compensation Committee set Mr. Swaminathan’s target 2013 variable incentive at $ 82,793 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as attrition rate for WNS Group, sales & key positions Hiring for New Centers, leadership succession plan for all Group CEO reports and 1 level below, positioning of WNS as Employer of Choice, discipline to identify top 50 leaders at WNS Group based on potential and performance and expose them to Group CEO . Based on actual performance against these various objectives, Mr. Swaminathan earned 118% of his variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2013, we continued the equity incentive scheme which has a vesting schedule that is both based on continuity of employment and the performance of our company and an additional equity incentive scheme which has a vesting schedule that is purely based on continuity of employment.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers:

Name	Date of Grant	Total RSUs Granted for Fiscal 2013(1)	Grant Date Fair Value ($) (2)	Expiration Date
Keshav R. Murugesh	24-Feb-12	110,896	10.86	23-Feb-22
Alok Misra(3)	24-Feb-12	35,000	10.86	23-Feb-22
Johnson J. Selvadurai	24-Feb-12	20,000	10.86	23-Feb-22
Michael Garber	24-Feb-12	15,000	10.86	23-Feb-22
Ronald Strout(4)	24-Feb-12	5,000	10.86	23-Feb-22
Swaminathan Rajamani	24-Feb-12	35,000	10.86	23-Feb-22
Total		220,896

Note:

(1)

This information was previously disclosed in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for fiscal 2012. As certain internal realignments were due to take place in fiscal 2013, we had accelerated the grants to our executive officers that were due for fiscal 2013 to February 2012 instead.

(2)

The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

(3)	Ceased to be Group Chief Financial Officer from August 17, 2012.

(4)	Ceased to be Executive Officer from June 28, 2012.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans/benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to executive officers in fiscal 2013 are summarized below:

Name	Provident Fund	Health Insurance	Social Security	Medicare	401K	Pension	National Insurance	Total
Keshav R. Murugesh	$39,741	$1,898	$—	$—	$—	$—	$—	$41,639
Deepak Sogani(1)	$3,910	$309	$—	$—	$—	$—	$—	$4,219
Johnson J. Selvadurai	$—	$3,793	$—	$—	$—	$42,672	$79,868	$126,333
Michael Garber	$—	$15,102	$7,170	$6,512	$—	$—	$—	$28,784
Swaminathan Rajamani	$7,948	$840	$—	$—	$—	$—	$—	$8,788
Kumar Subramaniam(2)	$1,578	$175	$—	$—	$—	$—	$—	$1,753
Alok Misra(3)	$5,285	$432	$—	$—	$—	$—	$—	$5,716
Ronald Strout(4)	$—	$203	$3,339	$3,059	$4,450	$—	$—	$11,051
Total	$58,462	$22,752	$10,509	$9,571	$4,450	$42,672	$79,868	$228,284

(1)	Appointed as Group Chief Financial Officer in place of Mr. Alok Misra with effect from December 2012.
(2)	Amount paid during his appointment as our Interim Group Chief Financial Officer from August 2012 to December 2012.
(3)	Ceased to be Group Chief Financial Officer from August 17, 2012.
(4)	Ceased to be Executive Officer from June 28, 2012.

Page - 108

Non-executive Director Compensation for Fiscal 2013

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2013 (excluding grants of RSUs which are described below):

Name	Retainer Fees	Sitting Fees	Non-executive chairman	Non- executive Vice Chairman	Total
Eric B. Herr	$69,000	$3,000	$120,000	$—	$192,000
Adrian T. Dillon(1)	$34,452	$1,000	$—	$18,750	$54,202
Jeremy Young	$15,750	$1,000	$—	$—	$16,750
Richard O. Bernays	$63,000	$3,000	$—	$—	$66,000
Anthony A. Greener	$67,000	$2,000	$—	$—	$69,000
Albert Aboody	$70,750	$3,000	$—	$—	$73,750
Renu S. Karnad(2)	$30,452	$2,000	$—	$—	$32,452
Deepak S. Parekh(3)	$24,987	$—	$—	$—	$24,987
Total	$375,391	$15,000	$120,000	$18,750	$529,141

Notes:

(1)	Adrian T. Dillon was appointed as a director of our company with effect from September 2012 and was appointed as Non-Executive Vice Chairman of our Board with effect from January 2013.
(2)	Renu S. Karnad was appointed as a director of our company with effect from September 2012.
(3)	With effect from September 4, 2012, Deepak S. Parekh resigned as a director of our company.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2013. No options were granted in fiscal 2013.

Name	Date of Grant	Total RSUs Granted in Fiscal 2013	Grant Date Fair Value ($) (1)	Expiration Date
Eric B. Herr	16-Oct-12	6,105	10.32	15-Oct-22
	25-Mar-13	10,686	14.70	24-Mar-23
Adrian T. Dillon(2)	16-Oct-12	10,271	10.32	15-Oct-22
	25-Mar-13	6,679	14.70	24-Mar-23
Renu S. Karnad(3)	16-Oct-12	10,271	10.32	15-Oct-22
Richard O. Bernays	16-Oct-12	6,105	10.32	15-Oct-22
Anthony A. Greener	16-Oct-12	6,105	10.32	15-Oct-22
Albert Aboody	16-Oct-12	6,105	10.32	15-Oct-22
Total		62,327

Notes:

(1)

The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

(2)	Adrian T. Dillon was appointed as a director of our company with effect from September 2012 and was appointed as Non-Executive Vice Chairman of our Board with effect from January 2013.
(3)	Renu S. Karnad was appointed as a director of our company with effect from September 2012.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the Second Amended and Restated 2006 Incentive Award Plan.

Page - 109

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, which was amended with effect from February 19, 2013, to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term.

Under the terms of the amended agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than three times the sum of his annual base salary plus target bonus (which shall be a minimum of $1.2 million). Any such grants of RSUs to Mr. Murugesh will be made consistent with our policy applicable to our senior executives and prevailing industry practices.

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the amended agreement) or is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans. Further, where Mr. Murugesh’ s employment is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he will also be entitled to his base salary for a period of 12 months from the effective date of termination and his target bonus for the year in which the termination occurs, both of which will be paid immediately, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Further, where Mr. Murugesh’s employment is terminated for reasons of death, disability or retirement as specified in the amended agreement, he would be entitled to all accrued and unpaid salary and bonus, accrued and unused vacation, any unreimbursed expenses and vested benefits and other amounts due to him under our employee benefit plans, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

In addition to the above, if Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason, and Mr. Murugesh executes and delivers a non-revocable general release of claims in favor of the company, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive the following severance payments and benefits from us:

1.       His base salary for a period of 12 months from the effective date of termination, which will be paid immediately;

2.      His target bonus for the year in which the termination occurs, which will be paid immediately; and

3.       Automatic accelerated vesting of RSUs or share options granted him that would have vested with him through the next two vesting dates of each grant from the effective date of termination. Full accelerated vesting will occur in case of termination of employment for good reason.

If we experience a change in control (as defined in our Second Restated and Amended Incentive Award Plan) while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Page - 110

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

Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,438,516 ordinary shares have been exercised and options to purchase 86,867  ordinary shares remain outstanding as at March 31, 2013. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.

Page - 111

Second Amended and Restated 2006 Incentive Award Plan

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

Shares Available for Awards. Subject to certain adjustments set forth in the Second Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the Second Amended and Restated 2006 Incentive Award Plan is equal to the sum of (x) 6,200,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of our 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Second Amended and Restated 2006 Incentive Award Plan.

Administration. The Second Amended and Restated 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the Second Amended and Restated 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the Code.

Awards

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Second Amended and Restated 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each share option grant whether such share option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the Second Amended and Restated 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the Second Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Page - 112

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

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Second Amended and Restated 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

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

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Second Amended and Restated 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the Second Amended and Restated 2006 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the Second Amended and Restated 2006 Incentive Award Plan.

Page - 113

Termination or Amendment. Unless terminated earlier, the Second Amended and Restated 2006 Incentive Award Plan will remain in effect for a period of ten years from the effective date of the 2006 Incentive Award Plan, after which no award may be granted under the Second Amended and Restated 2006 Incentive Award Plan. With the approval of our Board of Directors, the plan administrator may terminate or amend the Second Amended and Restated 2006 Incentive Award Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under the Second Amended and Restated 2006 Incentive Award Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.

Outstanding Awards. As at March 31, 2013, options or RSUs to purchase an aggregate of 3,248,745 ordinary shares were outstanding, out of which options or RSUs to purchase 1,076,995 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to March 24, 2023. The weighted average grant date fair value of RSUs granted during fiscal 2013, 2012 and 2011 were $10.93, $10.80 and $9.09 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2013, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.1 million.

Provident Fund

In accordance with Indian, the Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.1 million, $5.5 million and $5.7 million in each of fiscal 2013, 2012 and 2011, respectively, to the government provident fund.

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

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $18,425 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $0.8 million, $1.2 million and $0.7 million in fiscal 2013, 2012 and 2011, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Compensated Absence

Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of eight directors. Messrs. Herr, Dillon, Young, Bernays and Aboody, Mrs. Karnad and Sir Anthony satisfy the “independence” requirements of the NYSE rules.

Page - 114

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

•                                          Class II, whose term will expire at the annual general meeting to be held in fiscal 2015; and

•                                          Class III, whose term will expire at the annual general meeting to be held in fiscal 2016.

Our directors for fiscal 2013 are classified as follows:

•                                          Class I: Sir Anthony A. Greener, Mr. Richard O. Bernays and Mr. Adrian T. Dillon;

•                                          Class II: Mr. Keshav R. Murugesh and Mr. Albert Aboody; and

•                                          Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mrs. Renu S Karnad.

The appointments of Messrs. Bernays and Dillon and Sir Anthony will expire at the next annual general meeting, which we expect to hold in September 2013. Messrs. Bernays and Dillon and Sir Anthony have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting.

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

Our Board of Directors held eleven meetings in fiscal 2013.

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

The Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the Audit Committee reviews our company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.

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

Page - 115

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee comprises three directors: Messrs. Albert Aboody (Chairman), Adrian T. Dillon and Jeremy Young. Each of Messrs. Aboody, Dillon and Young satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 as amended, or the Exchange Act, and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Aboody and Dillon serve as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Audit Committee held five meetings in fiscal 2013.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Richard O. Bernays (Chairman) and Eric B. Herr, Mrs. Renu S. Karnad and Sir Anthony A. Greener. Each of Messrs. Bernays and Herr, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2002 Stock Incentive Plan and the Second Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held eight meetings in fiscal 2013.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises three directors: Sir Anthony A. Greener (Chairman), Mr. Eric B. Herr and Mrs. Renu S. Karnad. Each of Sir Anthony, Mr. Herr and Mrs. Karnad and satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

Page - 116

While the Nominating and Corporate Governance Committee does not have a formal policy with respect to the consideration of diversity in identifying director nominees, it nevertheless considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences, and occupations.

The Nominating and Corporate Governance Committee held five meetings in fiscal 2013.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Mr. Eric B. Herr has presided over all executive sessions. Our non-executive directors held two executive sessions in fiscal 2013.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at March 31, 2013 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2013 are based on an aggregate of 50,588,044 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Eric B. Herr	71,201	0.14%
Adrian T. Dillon(1)	11,065	0.02%
Keshav R. Murugesh(2)	389,973	0.77%
Jeremy Young	—	—
Richard O. Bernays	36,201	0.07%
Anthony A. Greener	24,123	0.05%
Albert Aboody	7,684	0.02%
Renu S. Karnad	—	—

Executive Officers
Deepak Sogani	—	—
Johnson J. Selvadurai(3)	308,811	0.61%
Michael Garber	17,000	0.03%
Swaminathan Rajamani	14,667	0.03%
All our directors and executive officers as a group (twelve persons)	880,725	1.74%

Notes:

(1)         11,065 shares owned by Adrian T. Dillon are in the form of ADSs.

(2)         Of the 389,973 shares beneficially owned by Keshav R. Murugesh 19,856 shares are held jointly with his wife Shamini K. Murugesh in the form of ADSs.

(3)         Of the 308,811 shares beneficially owned by Johnson J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai.

Page - 117

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at March 31, 2013:

	Options Summary					RSU Summary
							Number
			Number of				of
			shares				shares
			underlying				underlying
			unexercised				RSUs
	Number of		options			Number of	that will
	shares		that will	Number of		shares	vest in		Number of
	underlying		vest in	shares		underlying	next 60		shares
	unexercised		next 60	underlying		RSUs held	days		underlying
	but		days from	options		that have	from		RSUs held
	vested	Exercise	March 31,	that have	Exercise	vested but	March 31,	Vesting	that have
Name	options	price	2013	not vested	price	unexercised	2013	Dates	not vested
Directors
Eric B. Herr	14,000	$20.00	—	—	—	—	—	—	26,049
	2,000	$22.98	—	—	—	—	—	—	—
Adrian T. Dillon	—	—	—	—	—	—	—	—	16,950
Renu S. Karnad	—	—	—	—	—	—	—	—	10,271
Keshav R. Murugesh	—	—	—	—	—	349,504	20,613	19-Apr-13	201,947
Jeremy Young	—	—	—	—	—	—	—	—	—
Richard O. Bernays	14,000	$28.87	—	—	—	—	—	—	15,363
	2,000	$22.98	—	—	—	—	—	—	—
Anthony A. Greener	14,000	$28.48	—	—	—	—	—	—	15,363
	2,000	$22.98	—	—	—	—	—	—	—
Albert Aboody	—	—	—	—	—	—	—	—	20,782
Executive Officers			—	—	—
Deepak Sogani	—	—	—	—	—	—	—	—	—
Johnson J. Selvadurai	20,000	$20.00	—	—	—	6,667	2,000	11-Apr-13	34,333
	5,000	$30.21	—	—	—	—	—	—	—
	8,227	$27.75	—	—	—	—	—	—	—
Michael Garber	—	—	—	—	—	5,000	2,000	11-Apr-13	31,000
Swaminathan Rajamani	—	—	—	—	—	11,667	3,000	11-Apr-13	47,833

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2013 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 50,588,044 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Page - 118

		Percentage
Name of Beneficial Owner	Number of Shares Beneficially Owned	Beneficially Owned(1)
FMR LLC(2)	6,870,468	13.6%
Columbia Wanger Asset Management, LLC (3)	6,331,453	12.5%
Waddell & Reed Financial Inc. (4)	5,643,654	11.2%
Nalanda India Fund Limited(5)	5,211,410	10.3%
TimesSquare Capital Management, LLC(6)	3,122,385	6.2%

Notes:

(1)         Based on an aggregate of 50,588,044 ordinary shares outstanding as at March 31, 2013.

(2)         Information is based on Amendment No. 8 to a report on Schedule 13G jointly filed with the Commission on March 11, 2013 by FMR LLC, Edward C. Johnson 3d and Fidelity Management & Research Company. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company is a wholly owned subsidiary of FMR LLC.

(3)         Information is based on Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 14, 2013 by Columbia Wanger Asset Management, LLC and Columbia Acorn Select. Columbia Wanger Asset Management, LLC is the investment adviser to Columbia Acorn Select.

(4)         Information is based on Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 8, 2013 jointly by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFS, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a subsidiary of WRFS; (iv) Waddell & Reed Investment Management Company, or WRIMCO, a subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, a subsidiary of WRF. IICO and WRIMCO are investment advisors or sub-advisors to one or more open-end investment companies or other managed accounts which are beneficial owners of shares of WNS. According to this Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 8, 2013, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner.

(5)         Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.

(6)         Information is based on a report on Schedule 13G filed with the Commission on February 11, 2013 by TimesSquare Capital Management, LLC.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•                  In February 2012, Warburg Pincus sold 6,847,500 of its ADSs (representing 6,847,500 ordinary shares) in our company, reducing its overall ownership from approximately 47.8% to approximately 29.0%, as described in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 30, 2012. In February 2013, Warburg Pincus sold its remaining 14,519,144 ADSs (representing 14,519,144 ordinary shares) in our company, after which it ceased to be a shareholder of our company, as described in Amendment No. 2 to a report on Schedule 13G jointly filed with the Commission on March 1, 2013.

•                  FMR LLC reported its percentage ownership of our ordinary shares to be 15.0% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 14, 2011, 6.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G jointly filed with the Commission on October 10, 2012, 7.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G jointly filed with the Commission on February 14, 2013 and 13.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 8 to a report on Schedule 13G jointly filed with the Commission on March 11, 2013.

Page - 119

•                  Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 13.4% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 to a report on Schedule 13G filed with the Commission on February 11, 2011, and 13.7% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 4 to a report on Schedule 13G filed with the Commission on February 10, 2012. Columbia Wanger Asset Management, LLC and Columbia Acorn Select jointly reported their percentage ownership of our ordinary shares to be 12.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2013.

•                  WRF, WRFS, WRI, WRIMCO and IICO jointly reported their percentage ownership of our ordinary shares to be 8.1% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 7, 2013, and 11.2% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on March 8, 2013.

•                  Nalanda India Fund Limited reported its percentage ownership of our ordinary shares to be 11.8% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 2, 2011.

•                  TimesSquare Capital Management, LLC reported its percentage ownership of our ordinary shares to be 6.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 11, 2013.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2013, 22,051,969 of our ordinary shares, representing 43.6% of our outstanding ordinary shares, were held by a total of 19 holders of record with addresses in the US. As at the same date, 49,947,822 of our ADSs (representing 49,947,822 ordinary shares), representing 98.7% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

Since fiscal 2003, we have entered into agreements with certain investee companies of Warburg Pincus, which was prior to February 2013, a principal shareholder, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2013, 2012 and 2011, revenue from these investee companies in the aggregate accounted for $3,753, $3,954, and $3,752 respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2013, 2012 and 2011, these investee companies in the aggregate accounted for $nil, $nil and $20 of our expenses, respectively.

We entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary IT-enabled services software program. Mr. Johnson J. Selvadurai, our Managing Director — Europe, is a principal shareholder of Datacap .  In fiscal 2013, 2012 and 2011, we paid $27, $nil and $1, respectively, for the license under the agreement. In fiscal 2013, 2012 and 2011, we paid Datacap $nil, $29 and $nil, respectively, for purchases of computers and software.

With effect from September 4, 2012, Mr. Deepak S. Parekh resigned as a director of our company. Prior to his departure, in fiscal 2013 and 2012, we paid $5 and $8, respectively to HDFC Ergo General Insurance Company Limited, where Mr. Parekh is the Chairman of the Board of Directors, towards travel insurance for the employees of our company.

In addition, prior to Mr. Deepak’s departure, we paid $0.4 (till September 4, 2012), $5 and $nil, respectively, in fiscal 2013, 2012 and 2011, to The Indian Hotels Company Limited towards hiring of accommodation and related services. Mr. Deepak S. Parekh, is a director of The Indian Hotels Company Limited.

Mrs. Renu S. Kernad was appointed as a director on September 21, 2012. During the fiscal 2013, we have entered into the following transactions with companies where Mrs. Renu S. Kernad is a director:

•                  Invested $4,606 in FMPs issued by HDFC Asset Management Company Limited.

•                  Paid $544 to HDFC towards interest on a three-year rupee-denominated term loan of 510,000 ($9,397 based on the exchange rate on March 31, 2013) obtained by WNS Global from HDFC.

•                  Paid $4 to HDFC Ergo General Insurance Company Limited towards payment of travel insurance premium for the employees of our company.

Page - 120

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2010 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,827.3 million ($52.1 million based on the exchange rate on March 31, 2013) in additional taxes, including interest of 1,029.4 million ($19.0 million based on the exchange rate on March 31, 2013).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)			Interest on amount demanded
		( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(3.3)	(1)	60.0	$(1.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.5	)(1)	8.6	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	495.3	$(9.1	)(1)	173.8	$(3.2	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.3	)(1)	24.1	$(0.4	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.8	)(1)	31.9	$(0.6	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	21.6	$(0.4	)(1)	8.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	819.6	$(15.1	)(1)	344.1	$(6.3	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	41.4	$(0.8	)(1)	13.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2009	973.9	$(17.9	)(1)	336.6	$(6.2	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	48.7	$(1.0	)(1)	14.5	$(0.3	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2010	40.3	$(0.6	)(1)	11.1	$(0.2	)(1)

Total		2,827.3	$(52.1	)(1)	1,029.4	$(19.0	)(1)

Note:

(1)                        Based on the exchange rate as at March 31, 2013.

Page - 121

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2013, we have provided a tax reserve of 910.4 million ($16.8 million based on the exchange rate on March 31, 2013) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,400.8 million ($44.2 million based on the exchange rate on March 31, 2013) in additional taxes, including interest of 748.7 million ($13.8 million based on the exchange rate on March 31, 2013). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited some portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2013, corporate tax returns for fiscal years 2010 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($6.4 million based on the exchange rate on March 31, 2013) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

Page - 122

B. Significant Changes

There have been no significant subsequent events following the close of the last fiscal year up to the date of this annual report that are known to us and require disclosure in this document for which disclosure was not made in this annual report.

Page - 123

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2013 was 50,588,044. As at March 31, 2013, there were 49,947,822 ADSs outstanding (representing 49,947,822 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2009	$20.00	$3.10
2010	$17.25	$5.10
2011	$13.38	$8.46
2012	$13.05	$7.82
2013	$15.01	$9.07
Fiscal Quarter:
2012
First quarter	$10.68	$8.64
Second quarter	$12.00	$8.81
Third quarter	$13.05	$7.82
Fourth quarter	$12.18	$8.49
2013
First quarter	$12.19	$9.13
Second quarter	$10.96	$9.07
Third quarter	$11.08	$9.98
Fourth quarter	$15.01	$10.33
Month:
October 2012	$10.71	$9.98
November 2012	$11.05	$10.27
December 2012	$11.08	$10.14
January 2013	$12.78	$10.33
February 2013	$14.65	$12.28
March 2013	$15.01	$13.81
April 2013	$15.10	$13.37

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the NYSE under the symbol “WNS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Page - 124

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

Share Capital

As at March 31, 2013, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2013, 2012 and 2011, we had 50,588,044, 50,078,881 and 44,443,726 ordinary shares outstanding, respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from (i) our follow-on offering in February 2012 and (ii) the issuance of ordinary shares pursuant to our two share-based incentive plans, our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan (as amended and restated). On September 13, 2011, we adopted the second amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,200,000 ordinary shares/ADSs to a total of 6,200,000 ordinary shares/ADSs. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

Page - 125

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

Page - 126

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

Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up (as to both par and any premium) otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends unclaimed for a period of ten years after having been declared or become due for payment shall, if the directors so resolve, be forfeited and shall cease to remain owing by us and shall henceforth belong to us absolutely.

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

Page - 127

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

Page - 128

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

Page - 129

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

Page - 130

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

Page - 131

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

No Mandatory Offer Requirements

In some countries, the trading and securities legislation contains mandatory offer requirements when shareholders have reached certain share ownership thresholds. There are no mandatory offer requirements under Jersey legislation. The Companies (Takeovers and Mergers Panel) (Jersey) Law 2009 empowers the Minister for Economic Development in Jersey, or the Minister, to appoint a Panel on Takeovers and Mergers, or the Jersey Panel, as the body responsible for regulating takeovers and mergers of companies incorporated in Jersey. The Minister has appointed the UK Panel on Takeovers and Mergers, or the UK Panel, to carry out the functions of the Jersey Panel. The Jersey Panel will be empowered to promulgate rules regulating takeovers and mergers of Jersey companies, or the Jersey Code. The rules applicable to the regulation of takeovers and mergers promulgated by the UK Panel as set out in The City Code on Takeovers and Mergers, or the UK Code, have been adopted as the Jersey Code. Rule 9 of the UK Code contains rules relative to mandatory offers. However, the UK Code only applies to (i) offers for Jersey companies if any of their securities are admitted to trading on a regulated market in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man and (ii) to public or certain private Jersey companies which are considered by the Panel to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. As none of our securities are listed on a regulated market in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man and as we are not centrally managed and controlled in the United Kingdom, the Channel Islands or the Isle of Man, it is not anticipated that the UK Code (which has been adopted as the Jersey Code) will apply to us.

In 2012, the UK Panel published consultation paper ‘PCP 2012/3: Companies subject to the Takeover Code’, which sought views on proposed amendments to the rules for determining the companies that are subject to the UK Code. No changes have yet been made to the UK Code on the basis of that consultation. It is possible that future changes to the rules for determining the companies that are subject to the UK Code, made on the basis of that consultation or otherwise, could result in the UK Code (which has been adopted as the Jersey Code) applying to us.

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

Page - 132

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

Page - 133

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

Page - 134

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

Page - 135

Corporate Law Issue	Delaware Law	Jersey Law
Limitations on Directors Liability

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the director’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.

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

Page - 136

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

Page - 137

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

(1) Master Services Agreement dated July 11, 2008 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited (“Aviva master services agreement”), (2) Variation Agreement dated August 3, 2009 to the Aviva master services agreement and (3) Novation and Agreement of Amendment dated March 24, 2011 among Aviva Global Services (Management Services) Private Ltd., WNS Capital Investment Limited and WNS Global Services Private Limited.

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

(1) Sale and Purchase Agreement dated June 21, 2012 between BFSL Limited and BGL Group Limited on the one hand, and WNS Global Services (UK) Limited and WNS (Holdings) Limited, on the other hand (“Fusion Sale and Purchase Agreement”), (2) Co-existence Agreement dated June 21, 2012 among BFSL Limited, BGL Group Limited, Fusion Outsourcing Services Proprietary Limited, WNS Global Services (UK) Limited and WNS (Holdings) Limited (“Fusion Co-existence Agreement”), and (3) Agreement for the Novation of Loan relating to Fusion Outsourcing Services Proprietary Limited dated June 21, 2012 among Fusion Outsourcing Services Proprietary Limited, BFSL Limited and WNS Global Services (UK) Limited (“Fusion Loan Novation Agreement”).

On June 21, 2012, WNS UK and WNS entered into the Fusion Sale and Purchase Agreement with BFSL Limited, or BFSL, and BGL Group Limited, or BGL Group, pursuant to which we acquired Fusion. Under the agreement, the purchase price shall be payable by us in two installments and we have paid the first installment of £100,000 on June 21, 2012. The second installment of the purchase price, which is £4,412,965.60 and may be subject to adjustment as provided in the agreement, will be payable by us on May 31, 2013.

Page - 138

In connection with the acquisition of Fusion, on June 21, 2012, WNS UK and WNS entered into the Fusion Co-existence Agreement with BFSL, BGL Group and Fusion. Pursuant to the terms of the agreement, the parties have agreed to use the tradename “Fusion” (together with certain marks) subject to certain territorial restrictions and other restrictions on use.

On June 21, 2012, WNS UK entered into the Fusion Loan Novation Agreement with BFSL and Fusion pursuant to which BFSL novated to WNS UK all of its rights and obligations under a facility agreement dated April 8, 2004 (as amended) for a term loan of £10,000,000 which BFSL had advanced to Fusion. As at June 21, 2012, £5,487,034.40 (including the principal amount together with all other amounts, including accrued interest and fees) remained outstanding under the facility agreement.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 11.

On May 10, 2011, WNS Global entered into an agreement with Godrej & Boyce Manufacturing Company Ltd., or GBMC, pursuant to which GBMC granted a licence to WNS Global to occupy and use existing office premises with an aggregate area of 84,934 square feet in Mumbai, India, known as Plant 11, for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,359,000 ($25,039 based on the exchange rate on March 31, 2013) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 10.

On May 10, 2011, WNS Global entered into an agreement with GBMC pursuant to which GBMC granted a licence to WNS Global to occupy and use existing office premises with an aggregate area of 84,429 square feet in Mumbai, India, known as Plant 10, for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,350,800 ($24,888 based on the exchange rate on March 31, 2013) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 5.

On May 10, 2011, WNS Global entered into an agreement with GBMC pursuant to which GBMC granted a licence to WNS Global pertaining to the existing office premises with an aggregate area of 108,000 square feet in Mumbai, India, known as Plant 5, is for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,728,000 ($31,838 based on the exchange rate on March 31, 2013) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand and (2) Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand.

On January 20, 2012, WNS Global entered into a lease deed with Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu for the office premises with an aggregate area of 31,332.20 square feet in Vishakhapatnam, India for a period of five years commencing from March 5, 2012. The monthly rental payable under this agreement is 751,973 ($ 13,855 based on the exchange rate on March 31, 2013) with an escalation of 5% every 12 calendar months. The lease will expire on March 4, 2017, but may further be extended for two consecutive terms of five years each, on mutually agreed terms.

On July 23, 2012, WNS Global entered into an addendum to lease deed with Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu for the lease of additional office premises on the ground floor of the building and pursuant to which WNS Business Consulting Services Private Limited was included as a party to the lease, bringing the aggregate area under lease to 37,050 square feet. In addition, it was agreed that the 3rd and 4th floor of the office premises will be leased to WNS Business Consulting Services Private Limited and WNS Global will continue to use the remaining office premises. The monthly rental payable under this agreement was also revised and it was agreed that WNS Global shall pay 622,440 ($ 11,468 based on the exchange rate on March 31, 2013) and WNS Business Consulting Services Private Limited shall pay 414,960 ($ 7,646 based on the exchange rate on March 31, 2013).

Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc.

On September 27, 2012, WNS Global Services Philippines, Inc. entered into an agreement with Megaworld Corporation for the office premises with an aggregate area of 6,331.16 square meters located on the 5th and 6th floors of Techno Plaza II Building in Quezon City, Philippines. The lease for the 5th floor of Techno Plaza II Building is for a term of six years and six months commencing from November 1, 2012 and the lease for the 6th floor of Techno Plaza II Building is for a term of 7 years commencing from May 1, 2013. The monthly rental payable under this agreement is five hundred pesos per square meter which will be raised by 5% every 12 months from May 1, 2015. Both of these leases will expire on April 30, 2019 and may be further extended for another term of five years.

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

Page - 139

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2009	50.98	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	47.81	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014 (till April 26, 2013)	54.41	54.36	54.91	53.95

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
October 2012	54.10	51.74
November 2012	55.70	53.75
December 2012	55.06	54.23
January 2013	55.20	53.21
February 2013	54.47	52.99
March 2013	54.92	54.06
April 2013 (till April 26, 2013)	54.91	53.95

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2009	£0.70	£0.58	£0.73	£0.50
2010	0.66	0.63	0.69	0.59
2011	0.62	0.64	0.70	0.61
2012	0.63	0.63	0.65	0.60
2013	0.66	0.63	0.67	0.61
2014 (till April 26, 2013)	0.65	0.65	0.66	0.65

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Page - 140

Month:	High	Low
October 2012	£0.63	£0.62
November 2012	0.63	0.62
December 2012	0.62	0.61
January 2013	0.64	0.62
February 2013	0.66	0.63
March 2013	0.67	0.66
April 2013 (till April 26, 2013)	0.66	0.65

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

Page - 141

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

• partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

• persons that actually or constructively own 10% or more of our voting stock; or

• persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

Page - 142

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

With respect to non-corporate US Holders, including individual US Holders,under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are neither a PFIC nor treated as such with respect to you (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met, and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under US Internal Revenue Service, or IRS, authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on US exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

The amount of any distribution paid in a currency other than the US dollar (a foreign currency) will be equal to the US dollar value of such foreign currency on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such foreign currency will be US source ordinary income or loss, subject to certain exceptions and limitations. If such foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

Page - 143

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

Page - 144

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

Page - 145

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

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I - Item 4. Information on the Company — C. Organizational Structure.”

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling and US dollars, approximately 59.0% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) in fiscal 2013 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5. Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2013, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $28.3 million and increased or decreased revenue less repair payments by approximately $25.9 million in fiscal 2013. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2013 by approximately $19.7 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. Our operating entities hedge a part of their forecast revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Page - 146

Interest Rate Risk

Our exposure to interest rate risk arises principally from our borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the Bank of England base rate. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the 2010 Term Loan, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loan. Following our repayment of the 2010 Term Loan on July 10, 2012, there are no outstanding interest rate swap agreements as at March 31, 2013.

Based upon our level of operations in fiscal 2013, if interest rates were to increase by 1.0%, the impact on annual interest expense on our floating rate borrowing would be approximately $0.3 million.

We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Our ADR facility is maintained with Deutsche Bank Trust Company Americas, or the Depositary, pursuant to a Deposit Agreement, dated as at July 18, 2006, among us, our Depositary and the holders and beneficial owners of ADSs. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered on the books of the Depositary.

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

Page - 147

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

Page - 148

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2013, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Group Chief Executive Officer and Group Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of the Company’s consolidated operations, except the acquired operations of Fusion Outsourcing Services (Proprietary) Ltd, which was acquired on June 21, 2012, whose financial statements reflected total assets and revenues constituting 3.9 and 3.1 percent, respectively, of the related consolidated financial statements amounts as at and for the year ended March 31, 2013.

Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2013, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2013 has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

Page - 149

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the internal control over financial reporting of WNS (Holdings) Limited and Subsidiaries (the “Company”) as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. As indicated in Management’s Report on Internal Control Over Financial Reporting, Fusion Outsourcing Services (Proprietary) Ltd. was acquired during the year ended March 31, 2013, and management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Fusion Outsourcing Services (Proprietary) Ltd., whose financial statements reflect total assets  and revenues constituting 3.9  and 3.1  percent, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2013. Our audit of, and the opinion on, the Company’s internal control over financial reporting also excludes internal control over financial reporting of Fusion Outsourcing Services (Proprietary) Ltd.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 and our report dated May 2, 2013, expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 2, 2013

Page - 150

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Albert Aboody (Chairman), Adrian T. Dillon and Jeremy Young. Each of Messrs. Aboody, Dillon and Young is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messrs. Aboody and Dillon each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2013. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP for the years ended March 31, 2013 and March 31, 2012.

	Fiscal
	2013	2012
Audit fees	$433,000	$374,000
Audit-related fees	77,200	261,700
Tax fees	6,000	6,000

Notes:

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2013.

Page - 151

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Eric B. Herr and Richard O. Bernays, Mrs. Renu S. Karnad and Sir Anthony A. Greener are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee, except Mr. Bernays who serves only on the Compensation Committee. Messrs. Albert Aboody, Adrian T. Dillon and Jeremy Young serve on our Audit Committee. Each of Messrs. Herr, Dillon, Young, Bernays and Aboody, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by issuers incorporated in the United States under the NYSE listing standards, except that the Dodd-Frank Wall Street Reform and Consumer Protection Act generally provides shareholders of US public companies with the right to cast three types of votes: (i) an advisory vote to approve the compensation of the named executive officers, (ii) an advisory vote on the frequency with which shareholders should be entitled to cast votes on the company’s executive compensation, and (iii) an advisory vote to approve certain payments made in connection with an acquisition, merger or other specified corporate transaction. We, as a foreign private issuer, are not subject to these requirements and we do not adopt any such voting practices.

As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, and our directors, senior management and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Page - 152

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm Grant Thornton

•	Consolidated Statements of Financial Position as at March 31, 2013 and 2012

•	Consolidated Statements of Income for the years ended March 31, 2013, 2012 and 2011

•	Consolidated Statements of Comprehensive Income / (Loss) for the years ended March 31, 2013, 2012 and 2011

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2013, 2012 and 2011

•	Consolidated Statements of Cash Flows for the years ended March 31, 2013, 2012 and 2011

•	Notes to Consolidated Financial Statements

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

4.1

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,429 square feet at Plant 10 — incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.2

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 108,000 square feet at Plant 5 — incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.3

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,934 square feet at Plant 11 — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

Page - 153

4.4

Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.5

Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand.**

4.6	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises.**

4.7

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

4.9

Master Services Agreement dated July 11, 2008 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.10

Variation Agreement dated August 3, 2009 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.11

Novation and Agreement of Amendment dated March 24, 2011 between Aviva Global Services (Management Services) Private Ltd., on the one hand, and WNS Capital Investment Limited and WNS Global Services Private Limited, on the other hand, to assign the Master Services Agreement dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited which was incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. — incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.12	Sale and Purchase Agreement dated June 21, 2012, between BFSL Limited, and BGL Group Limited, on the one hand, and WNS Global Services (UK) Limited and WNS (Holdings) Limited, on the other hand.**

4.13	Co-existence Agreement dated June 21, 2012 among BFSL Limited, BGL Group Limited, Fusion Outsourcing Services Proprietary Limited, WNS Global Services (UK) Limited and WNS (Holdings) Limited.**

4.14

Agreement for the Novation of Loan relating to Fusion Outsourcing Services Proprietary Limited dated June 21, 2012 among Fusion Outsourcing Services Proprietary Limited, BFSL Limited and WNS Global Services (UK) Limited.**

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm.**

**	Filed herewith.

#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

Page - 154

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 2, 2013

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

155

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statements of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2013 and March 31, 2012, and the related consolidated statements of income, comprehensive income/(loss), changes in equity, and cash flows for each of the three years  in the period  ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WNS (Holdings) Limited and subsidiaries as of March 31, 2013 and March 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 2, 2013

WNS (HOLDINGS) LIMITED

 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2013	March 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	5	$27,878	$46,725
Investments	6	46,473	26,384
Trade receivables, net	7	64,438	66,421
Unbilled revenue		25,530	35,878
Funds held for clients		19,877	20,706
Derivative assets	13	7,589	3,724
Prepayments and other current assets	8	12,021	25,785
Total current assets		203,806	225,623
Non-current assets:
Goodwill	9	87,132	86,695
Intangible assets	10	92,104	115,141
Property and equipment	11	48,440	45,418
Derivative assets	13	3,756	1,550
Deferred tax assets	2(y), 24	41,642	43,849
Investments	6	43,218	2
Other non-current assets	8	14,795	6,880
Total non-current assets		331,087	299,535
TOTAL ASSETS		$534,893	$525,158

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	2(y)	$29,321	$47,878
Provisions and accrued expenses	15	26,743	31,854
Derivative liabilities	13	3,857	9,849
Pension and other employee obligations	14	32,749	29,027
Short term line of credit	12	54,921	23,965
Current portion of long term debt	12	7,701	26,031
Deferred revenue	16	6,508	6,180
Current taxes payable		5,188	8,183
Other liabilities	17	15,397	5,208
Total current liabilities		182,385	188,175
Non-current liabilities:
Derivative liabilities	13	1,265	1,210
Pension and other employee obligations	14	5,596	4,565
Long term debt	12	33,741	36,674
Deferred revenue	16	3,308	4,072
Other non-current liabilities	17	4,395	2,675
Deferred tax liabilities	24	3,606	4,097
Total non-current liabilities		51,911	53,293
TOTAL LIABILITIES		234,296	241,468

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,588,044 and 50,078,881 shares each as at March 31, 2013 and March 31, 2012, respectively)	18	7,922	7,842
Share premium		269,300	263,529
Retained earnings	2(y)	80,084	58,685
Other components of equity		(56,709)	(46,366)
Total shareholders’ equity		300,597	283,690
TOTAL LIABILITIES AND EQUITY		$534,893	$525,158

See accompanying notes.

WNS (HOLDINGS) LIMITED

 CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2013	2012	2011
Revenue	19	$460,263	$474,122	$616,251
Cost of revenue	19,20	311,006	340,951	490,021
Gross profit		149,257	133,171	126,230
Operating expenses:
Selling and marketing expenses	20	30,191	26,336	23,454
General and administrative expenses	20	57,091	51,344	56,363
Foreign exchange loss / (gain), net		5,496	(1,948)	(15,123)
Amortization of intangible assets		26,350	29,476	31,810
Operating profit		30,129	27,963	29,726
Other income, net	22	(4,767)	(43)	(1,125)
Finance expense	21	3,633	4,017	11,446
Profit before income taxes		31,263	23,989	19,405
Provision for income taxes	24	9,864	11,456	1,492
Profit		$21,399	$12,533	$17,913
Earnings per share of ordinary share	25
Basic		$0.43	$0.28	$0.40
Diluted		$0.41	$0.27	$0.40

See accompanying notes.

WNS (HOLDINGS) LIMITED

 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2013	2012	2011
Profit		$21,399	$12,533	$17,913

Other comprehensive income/(loss), net of taxes	24
Pension adjustment		(117)	108	683
Changes in fair value of cash flow hedges:
Current year gain/(loss)		4,920	(5,992)	(11,466)
Reclassification to profit/(loss)		5,126	(2,967)	(378)
Foreign currency translation		(20,272)	(37,397)	7,191
Total other comprehensive loss, net of taxes		$(10,343)	$(46,248)	$(3,970)
Total comprehensive income / (loss)		$11,056	$(33,715)	$13,943

See accompanying notes.

WNS (HOLDINGS) LIMITED

 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 (Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow		Total
	Share Capital		Share	Retained	translation	hedging	Pension	shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2010 (as reported)	43,743,953	$6,848	$206,968	$28,676	$(11,578)	$15,430	$—	$246,344
Impact of trade payables recorded (Refer Note No. 2 (y))	—	—	—	(437)	—	—	—	(437)
Balance as at April 1, 2010 (Revised)	43,743,953	6,848	206,968	28,239	(11,578)	15,430	—	245,907
Shares issued for exercised options and restricted share units (“RSUs”)	699,773	107	672	—	—	—	—	779
Share-based compensation	—	—	3,221	—	—	—	—	3,221
Excess tax benefits from exercise of share-based options and RSUs	—	—	569	—	—	—	—	569
Transactions with owners	699,773	107	4,462	—	—	—	—	4,569
Profit	—	—	—	17,913	—	—	—	17,913
Other comprehensive income/(loss), net of taxes	—	—	—	—	7,191	(11,844)	683	(3,970)
Total comprehensive income for the year	—	—	—	17,913	7,191	(11,844)	683	13,943
Balance as at March 31, 2011	44,443,726	$6,955	$211,430	$46,152	$(4,387)	$3,586	$683	$264,419

					Other components of equity
					Foreign
					currency	Cash flow		Total
	Share Capital		Share	Retained	translation	hedging	Pension	shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2011	44,443,726	$6,955	$211,430	$46,152	$(4,387)	$3,586	$683	$264,419
Issue of ordinary shares net of issuance cost (net of tax)	5,400,000	849	45,448	—	—	—	—	46,297
Shares issued for exercised options and RSUs	235,155	38	93	—	—	—	—	131
Share-based compensation	—	—	5,316	—	—	—	—	5,316
Excess tax benefits from exercise of share-based options and RSUs	—	—	1,242	—	—	—	—	1,242
Transactions with owners	5,635,155	887	52,099	—	—	—	—	52,986
Profit	—	—	—	12,533	—	—	—	12,533
Other comprehensive income/(loss), net of taxes	—	—	—	—	(37,397)	(8,959)	108	(46,248)
Total comprehensive income for the year	—	—	—	12,533	(37,397)	(8,959)	108	(33,715)
Balance as at March 31, 2012	50,078,881	$7,842	$263,529	$58,685	$(41,784)	$(5,373)	$791	$283,690

WNS (HOLDINGS) LIMITED

 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont’d)

 (Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow		Total
	Share capital		Share	Retained	translation	hedging	Pension	shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2012	50,078,881	$7,842	$263,529	$58,685	$(41,784)	$(5,373)	$791	$283,690
Shares issued for exercised options and RSUs	509,163	80	198	—	—	—	—	278
Reversal of share issuance cost	—	—	10	—	—	—	—	10
Share-based compensation	—	—	5,352	—	—	—	—	5,352
Excess tax benefits from exercise of share-based options and RSUs	—	—	211	—	—	—	—	211
Transactions with owners	509,163	80	5,771	—	—	—	—	5,851
Profit	—	—	—	21,399	—	—	—	21,399
Other comprehensive income/(loss), net of taxes	—	—	—	—	(20,272)	10,046	(117)	(10,343)
Total comprehensive income for the year	—	—	—	21,399	(20,272)	10,046	(117)	11,056
Balance as at March 31, 2013	50,588,044	$7,922	$269,300	$80,084	$(62,056)	$4,673	$674	$300,597

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended March 31,
	2013	2012	2011
Cash flows from operating activities:
Profit	$21,399	$12,533	$17,913
Adjustments to reconcile profit to net cash generated from operating activities:
Depreciation and amortization	41,059	45,436	49,429
Share-based compensation	5,343	5,309	3,218
Amortization of debt issue cost	209	669	1,281
Allowance for doubtful accounts	(115)	1,171	1,249
Unrealized exchange loss, net	2,268	1,880	1,040
Current tax expense	13,425	22,832	13,263
Interest expense	3,210	3,348	10,165
Interest on deferred consideration	215	—	—
Interest income	(184)	(63)	(101)
Dividend income	(2,958)	(424)	—
Unrealized gain on investments	(102)	—	—
Loss/(gain) on sale of property and equipment	50	(9)	(19)
Deferred income taxes	(3,561)	(11,376)	(11,771)
Deferred rent	768	214	(16)
Excess tax benefit from share based compensation	(55)	(1,242)	(569)
Unrealized loss (gain) on derivative instruments	1,499	20	(5,445)
Others	55	56	56
Changes in operating assets and liabilities:
Trade receivable and unbilled revenue	10,699	4,657	(20,409)
Other assets	3,133	(11,113)	7,423
Trade payable	(17,406)	3,763	13,643
Deferred revenue	(268)	(2,594)	4,381
Other liabilities	5,972	1,501	(26,914)
Cash generated from operating activities before interest and income taxes:	84,655	76,568	57,817
Income taxes paid	(16,419)	(13,946)	(13,711)
Interest paid	(3,594)	(5,437)	(8,412)
Interest received	169	62	112
Net cash provided by operating activities	64,811	57,247	35,806
Cash flows from investing activities:
Earn-out payment	—	—	(494)
Purchase of remaining (35%) share of non-controlling interest	—	(2,132)	—
Subscription of shares in a non-profit organization	—	—	(2)
Acquisition, net of cash acquired (Refer note 4)	(7,053)	—	—
Purchase of property and equipment and intangibles	(21,152)	(21,218)	(15,263)
Proceeds from release of deposit	—	—	34
Marketable securities purchased, net	(21,783)	(27,995)	—
Investments in fixed maturity plan	(43,047)	—	—
Proceeds from sale of property and equipment	296	212	309
Government grants received	250	—	—
Dividend received	2,943	437	—
Net cash used in investing activities	(89,546)	(50,696)	(15,416)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares through public offering	—	49,950	—
Direct cost incurred in relation to public offering	(16)	(3,636)	—
Proceeds from exercise of stock options	278	131	779
Repayment of long term debt	(26,133)	(50,000)	(107,750)
Proceeds from long term debt	7,000	20,396	64,895
Payment of debt issuance cost	(279)	(102)	(1,093)
Proceeds from short term borrowings, net	32,252	9,454	13,608
Excess tax benefit from share based compensation	55	1,242	569
Net cash provided (used) by financing activities	13,157	27,435	(28,992)
Exchange difference on cash and cash equivalents	(7,269)	(14,351)	3,381
Net change in cash and cash equivalents	(18,847)	19,635	(5,221)
Cash and cash equivalents at the beginning of the period	46,725	27,090	32,311
Cash and cash equivalents at the end of the period	$27,878	$46,725	$27,090
Non-cash transactions:
Note 1: Liability towards property and equipment and intangible assets purchased on credit/deferred credit	$2,394	$799	$2,378

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

Note 2: There is a deferred consideration payable on account of acquisition of Fusion Outsourcing Services (Proprietary) Limited (subsequently renamed as WNS Global Services SA (Pty) Ltd) of £5,000 ($7,561 based on exchange rate of March 31, 2013). (Refer Note 4)

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.              Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process outsourcing (“BPO”) company with client service offices in Australia, London (UK), New Jersey (US) and Singapore and delivery centers in Costa Rica, India, the Philippines, Poland, Republic of South Africa (“South Africa”), Romania, Sri Lanka, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the banking, consumer product, financial services, healthcare and utilities, insurance, public sector, retail and travel industries.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 2, 2013.

2.              Summary of significant accounting policies

a.                        Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

These consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”

Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

b.                        Basis of measurement

These consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-

a.                           Derivative financial instruments;

b.                           Share based payment transactions;

c.                            Marketable securities; and

d.                           Investments in fixed maturity plan (FMP’s).

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

i.                          Revenue recognition

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

ii.                      Allowance for doubtful accounts

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

iii.                  Current income taxes

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

iv.                   Deferred income taxes

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

v.                       Impairment

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

vi.                   Valuation of derivative financial instrument

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

viii.           Share-based compensation

The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

d.                      Basis of consolidation

The Company consolidates entities over which it has control. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

i.                          Business combinations

Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations”.

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

ii.                      Transactions eliminated on consolidation

All significant intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated on consolidation.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

f.                        Foreign currency transactions and translation

i.                          Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income. Gains/losses relating to translation or settlement of trading activities are disclosed under foreign exchange gains/losses and translation or settlements of financing activities are disclosed under finance expenses except the foreign exchange gains/losses on borrowings which are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/losses, net within results from operating activities.

ii.                      Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into US dollars using exchange rates prevailing at the reporting date. Income and expense are translated at the average exchange rates for the period. Exchange differences arising, if any, are recorded in equity as part of the Company’s other comprehensive income. Such exchange differences are recognized in the consolidated statement of income in the period in which such foreign operations are disposed. Goodwill and fair value adjustments arising on the acquisition of foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

g.                      Financial instruments — initial recognition and subsequent measurement

Financial instruments are classified in the following categories:

•                           Non-derivative financial assets comprising loans and receivables at fair value through profit or loss (“FVTPL”) or available-for-sale.

•                           Non-derivative financial liabilities comprising long term and short term borrowings and trade and other payables.

•                           Derivative financial instruments under the category of financial assets or financial liabilities at FVTPL.

The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of the Company’s financial instruments at initial recognition.

i.                          Non-derivative financial assets

a)                      Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, funds held for clients, prepayments and other assets.

b)                      Financial assets designated as FVTPL

Financial assets at FVTPL include financial assets that are either classified as held for trading if acquired principally for the purpose of selling in the short term or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

c)                       Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition, these are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the consolidated statement of income. These are presented as current assets unless management intends to dispose of the assets after 12 months from the balance sheet date.

ii.                      Non-derivative financial liabilities

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

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

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

For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income (loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains/losses, net in the consolidated statement of income. Gains/losses on cash flow hedges on intercompany forecasted revenue transactions are recorded in foreign exchange gains/losses and cash flow hedge on interest rate swaps are recorded in finance expense. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

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

a)                      Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the consolidated statement of income.

b)                      Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the consolidated statement of income upon impairment.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

j.                         Investments

i.                          Bank deposits and marketable securities

Bank deposits consist of term deposits with an original maturity of more than three months. The Company’s marketable securities represent liquid investments and are acquired principally for the purpose of earning daily dividend income. All additions and redemptions of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. Marketable securities are classified under Available-for-sale category of financial instruments and are recorded at amortized cost, with changes in fair value, if any recognized in the other comprehensive income. Interest and dividend income earned on these investments are recorded in consolidated statement of income.

ii.                   Investments in fixed maturity plan

The Company’s investments in fixed maturity plan (“FMPs”) represent investments in mutual fund scheme wherein the mutual fund issuer has invested these funds in certificate of deposits with banks in India. The investment in FMP are designated as fair value through profit or loss and change in fair value recognised in the income statement. The fair value represents original cost of an investment and the investment’s fair value at each reporting period or net asset value (“NAV”) as quoted.

The Company manages FMPs on a fair value basis in accordance with the entity’s documented risk management, investment strategy and information provided to the key managerial personnel. The returns on the investment are measured based on the fair value movement rather than looking at the overall returns on the maturity. The Company’s investment purchase and sale decisions are also based on the fair value fluctuations rather than a predetermined policy to hold the investment till maturity. Key management personnel believe that recording these investments through the income statement would provide more relevant information to measure the performance of the investment.

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

Advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date are disclosed as capital work-in-progress in note 11.

The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost to sell (“FVLCTS”) and its value-in-use (“VIU”). If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the consolidated statement of income. If at the reporting date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

m.                  Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination for the purpose of impairment testing. Goodwill is tested, at the cash-generating unit (or group of cash generating units) level, for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses. Impairment loss on goodwill is not reversed. See further discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

n.                      Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired in a business combination are recorded at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. See further discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets:

Weighted average
amortization period
Asset description	(in months)
Customer contracts	100
Customer relationship	91
Leasehold benefits	48
Covenant not-to-compete	48
Software	56

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

Provident Fund

Eligible employees of the Company in India, the Philippines, Sri Lanka and the UK participate in a defined contribution fund in accordance with the regulatory requirements in the respective jurisdictions. Both the employee and the Company contribute an equal amount to the fund which is equal to a specified percentage of the employee’s salary.

The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of income.

ii. Defined benefit plan

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $18 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

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

q.                      Share-based payments

The Company accounts for share-based compensation expense relating to share-based payments using a fair value method in accordance with IFRS 2, “Share-based Payments”.  Grants issued by the Company vest in a graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest.

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

For certain BPO customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria using the guidance in IAS 18”Revenue” (“IAS 18”), to be accounted for as a separate unit of accounting with stand-alone value separate from the ongoing BPO contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPO services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period incurred.

Revenue earned by auto claims handling services

Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the UK and the related payment processing for such repairs (“Accident Management”).With respect to Claims Handling, the Company receives either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and revenue for fixed fee is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by IAS 18, Illustrative example (“IE”) 21 —  “Determining whether an entity is acting as a principal or as an agent”.  When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether:

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

t.                         Leases

The Company leases most of its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses. Rental expenses for operating leases with step rents are recognized on a straight-line basis over the lease term. When a lease agreement undergoes a substantial modification of the existing terms, it would be accounted as a new lease agreement with the resultant deferred rent liability credited to the consolidated statement of income.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except share and per share data)

v.                                     Finance expense

Finance expense comprises of interest cost on borrowings, transaction cost and the gains/losses on settlement of related derivative instruments. The foreign exchange gains/losses on borrowings are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/losses, net within results from operating activities. Borrowing costs are recognized in the consolidated statement of income using the effective interest method.

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

x.                                     Government grants

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs that they are intended to compensate.

y.                                     Revision to retained earnings

During the quarter ended March 31, 2013, the Company identified that Trade payables balances as at March 31, 2012, 2011 and 2010 disclosed in the previously issued consolidated financial statements were understated by $575 and correspondingly deferred tax assets were understated by $138 and retained earnings were overstated by $437. The understatement of payables was a result of Company’s prior practice of derecognizing certain old payables prior to extinguishment.  The Company assessed materiality of the error and concluded that the error is not material to these or any of the previously issued financial statements.  Accordingly, in these consolidated financial statements, the Trade payables balance for March 31, 2012 and 2011 have been revised (increased) by $575, deferred tax assets balance have been revised (increased) by $138 and retained earnings as at March 31, 2012, 2011 and April 1, 2010 have been revised (reduced) by $437. This non-cash revision did not impact the consolidated statements of income or cash flows for any of the prior periods.

3.        New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2012 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.                  In November 2009, the IASB issued IFRS 9 “Financial Instruments: Classification and Measurement” (“IFRS 9”). This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, viz. those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (“IFRS 9 R”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

IFRS 9 R is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii.               In May 2011, the IASB issued IFRS 13 “Fair Value Measurements” (“IFRS 13”). IFRS 13 defines fair value, provides single IFRS framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company has evaluated the requirements of IFRS 13 and does not believe that the adoption of this standard will have a material effect on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iii.            In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) which replaces consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement is effective for the annual period beginning on or after January 1, 2013 with earlier application permitted so long as each of this standard is applied together with other four standards as mentioned below:

IFRS 11 “Joint Arrangements”

IFRS 12 “Disclosure of Interest in Other Entities”

IAS 27 (Revised) “Separate Financial Statements”

IAS 28 (Revised) “Investments in Associates and Joint Ventures”

The remainder of IAS 27 “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Company’s consolidated financial statements.

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

IFRS 12 “Disclosure of Interest in Other Entities” (“IFRS 12”) is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

Further, in June 2012, IASB published “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance” as amendments to IFRS 10, IFRS 11 and IFRS 12. These amendments are intended to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period.

The Company has evaluated the requirements of IFRS 10, IFRS 11 and IFRS 12 (each as amended) and does not believe that the adoption of these standards will have a material effect on its consolidated financial statements.

iv.           In June 2011, the IASB published amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1 (Amended)”). The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the statement of income. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013.

The Company has evaluated the requirements of IAS 1 (Amended) and does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

v.              In June 2011, the IASB issued an amended IAS 19 “Employee Benefits” (“IAS 19”). This amendment is applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted. Apart from certain miscellaneous changes, key changes are:

a)             recognition of changes in the net defined liability (assets);

b)             introduced enhanced disclosures about defined benefit plans; and

c)              modified accounting for termination benefits.

The Company has evaluated the requirements of IAS 19 and does not believe that the adoption of IAS 19 will have a material effect on its consolidated financial statements.

vi.           In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing an amendment to IAS 32 “Financial Instruments: Presentation” (“IAS 32”) and IFRS 7 “Financial Instruments: Disclosure” (“IFRS 7”).

The amendment to IFRS 7 requires companies to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosure requirements are effective for interim or annual periods beginning on or after January 1, 2013. It requires retrospective application for comparative periods.

The IASB has amended IAS 32 to clarify the meaning of ‘currently has a legally enforceable right of set off’ and ‘simultaneous realization and settlement’. The amendment clarifies that in order to result in an offset of a financial asset and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy. The amendments also clarify that the determination of whether the rights meet the legally enforceable criterion will depend on both the contractual terms entered into between the counterparties as well as the law governing the contract and the bankruptcy process in the event of bankruptcy or insolvency. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively for comparative periods.

The Company has evaluated the requirements of above amendments to IAS 32 and IFRS 7, and does not believe that the adoption of these standards will have a material effect on its consolidated financial statements.

4.        Acquisition

On June 21, 2012, the Company acquired all outstanding equity shares of Fusion Outsourcing Services (Proprietary) Limited (“Fusion”) (subsequently renamed as WNS Global Services SA (Pty) Ltd), a provider of a range of outsourcing services including contact center, customer care and business continuity services to both South African and international clients. The acquisition of Fusion will enable the Company to further assist global customers in having finance and accounting and insurance specific services delivered from South Africa and to take advantage of the English language capabilities, skilled talent pool and strong cultural work ethics. This acquisition is in line with Company’s strategy of expanding its global delivery footprint and entering emerging growth markets.

The purchase price for the acquisition was £10,000 ($15,680 based on the exchange rate on June 21, 2012) plus £399 ($644 based on the exchange rate on October 30, 2012) towards adjustment for cash and working capital.

In accordance with the terms of the sale and purchase agreement entered in connection with the acquisition of Fusion, £5,000 ($7,840 based on the exchange rate on June 21, 2012) was paid at the completion arrangement on June 21, 2012, £399 ($644 based on the exchange rate on October 30, 2012) was paid based on completion accounts on October 30, 2012 and the remainder £5,000 ($7,840 based on the exchange rate on June 21, 2012) is payable on or before May 31, 2013 along with interest of 3% per annum above the base rate of Barclays Bank Plc. to be calculated on a daily accrual basis.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except share and per share data)

The Company incurred acquisition related cost of $401 which has been included in “General and administrative expenses” in the consolidated statements of income.

The purchase price has been allocated to the assets acquired and liabilities assumed as set out below:

Amount
Cash	$1,431
Trade receivables	3,309
Prepayments and other current assets	185
Property and equipment	2,315
Deferred tax assets, net	1,722
Intangible assets
— Customer relationship	2,148
— Customer contracts	1,427
— Software	383
Current liabilities	(2,795)
Net assets acquired	$10,125
Less: Purchase consideration	16,324
Goodwill on acquisition	$6,199

The trade receivables comprise gross contractual amounts due of $3,309 and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount.

Goodwill arising from this acquisition is not expected to be deductible for tax purposes.

Goodwill is attributable mainly to benefit of expected synergies, revenue growth, future market development and the assembled workforce of Fusion.

Impact of acquisitions on the results of the Company

The acquisition of Fusion contributed $14,198 to the Company’s revenue for the year ended March 31, 2013 and $(2,255) to the Company’s profit for the year ended March 31, 2013.

Had the acquisition occurred on April 1, 2012, the Company’s revenue and profit for the year ended March 31, 2013 would have been $464,218 (unaudited) and $20,985 (unaudited), respectively.

5.        Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2013	2012
Cash and bank balance	$21,323	$34,821
Short term deposits with bank	6,555	11,904
Total	$27,878	$46,725

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.        Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2013	2012
Marketable securities	$46,473	$26,384
Investments in FMPs	43,216	—
Others	2	2
Total	$89,691	$26,386

The current and non—current classification of investments are as follows:

	As at
	March 31,	March 31,
	2013	2012
Current investments	$46,473	$26,384
Non- current investments	43,218	2
Total	$89,691	$26,386

7.        Trade receivables

Trade receivables consist of the following:

	As at
	March 31,	March 31,
	2013	2012
Trade receivables	$69,583	$71,287
Trade receivables from related parties	—	604
Allowances for doubtful account receivables	(5,145)	(5,470)
Total	$64,438	$66,421

The movement in the allowances for doubtful trade receivables is as follows:

	As at
	March 31, 2013	March 31, 2012	March 31, 2011
Balance at the beginning of the period	$5,470	$4,397	$3,152
Charged to operations	1,190	1,381	1,794
Write-off	(955)	(27)	(183)
Reversal	(349)	(226)	(510)
Translation adjustment	(211)	(55)	144
Balance at the end of the period	$5,145	$5,470	$4,397

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except share and per share data)

8.        Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2013	March 31, 2012
Current:
Service tax and other tax receivables	$4,588	$10,118
Current tax assets	—	3,860
Deferred transition cost	498	944
Employee receivables	1,190	1,504
Advances to suppliers	774	2,341
Deposit with client	108	3,206
Prepaid expenses	3,329	3,551
Other assets	1,534	261
Total	$12,021	$25,785

Non-current:
Deposits	$6,085	$6,262
Non-current tax assets	3,826	—
Service tax and other tax receivables	4,199	—
Deferred transition cost	274	490
Others	411	128
Total	$14,795	$6,880

9.        Goodwill

The movement in goodwill balance by reportable segment as at March 31, 2013 and 2012 is as follows:

		WNS
	WNS	Auto
	Global BPO	Claims	Total
Balance as at April 1, 2011	$60,289	$33,244	$93,533
Foreign currency translation	(6,719)	(119)	(6,838)
Balance as at March 31, 2012	$53,570	$33,125	$86,695
Goodwill arising from acquisition of Fusion (See Note 4)	6,199	—	6,199
Foreign currency translation	(3,883)	(1,879)	(5,762)
Balance as at March 31, 2013	$55,886	$31,246	$87,132

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2013	2012
WNS Global BPO*	$4,229	$4,453
South Africa	5,596	—
Research & Analytics	42,142	44,962
Technology Services	3,920	4,155
WNS Auto Claims BPO	31,245	33,125
	$87,132	$86,695

*Excluding Research & Analytics, South Africa and Technology Services.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Goodwill is tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Company at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment.  The recoverable amount is determined based on VIU. The VIU is determined based on discounted cash flow projections.

Key assumptions on which the Company has based its determination of VIUs include:

a)             Estimated cash flows for five years based on approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than five years period.

b)             Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macro-economic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)              The discount rates used are based weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s
	WNS Global BPO	South Africa	Research & Analytics	Technology Services	WNS Auto Claims BPO
Discount rate	19.0%	20.0%	19.0%	13.5%	13.5%
Perpetual growth rate	3.0%	3.0%	3.0%	3.0%	2.0%

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

Based on the above, no impairment was identified as of March 31, 2013 as the recoverable value of the CGUs exceeded the carrying value.

An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2012 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2011	$190,210	$65,508	$4,974	$1,835	$353	$—	$262,880
Additions	—	—	—	—	—	1,053	1,053
Translation adjustments	(14,243)	(1,026)	(18)	—	—	(36)	(15,323)
Balance as at March 31, 2012	$175,967	$64,482	$4,956	$1,835	$353	$1,017	$248,610
Accumulated amortization
Balance as at April 1, 2011	$70,819	$29,135	$4,812	$1,248	$279	$—	$106,293
Amortization	19,949	8,792	161	459	64	51	29,476
Translation adjustments	(1,396)	(884)	(17)	—	—	(3)	(2,300)
Balance as at March 31, 2012	$89,372	$37,043	$4,956	$1,707	$343	$48	$133,469
Net carrying value as at March 31, 2012	$86,595	$27,439	$—	$128	$10	$969	$115,141

The changes in the carrying value of intangible assets for the year ended March 31, 2013 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2012	$175,967	$64,482	$4,956	$1,835	$353	$1,017	$248,610
Additions	—	—	—	—	—	4,890	4,890
On acquisition of Fusion	1,427	2,148	—	—	—	383	3,958
Translation adjustments	(6,536)	(1,155)	(281)	—	(15)	(147)	(8,134)
Balance as at March 31, 2013	$170,858	$65,475	$4,675	$1,835	$338	$6,143	$249,324
Accumulated amortization
Balance as at April 1, 2012	$89,372	$37,043	$4,956	$1,707	$343	$48	$133,469
Amortization	17,887	7,425	—	128	10	900	26,350
Translation adjustments	(1,401)	(912)	(281)	—	(15)	10	(2,599)
Balance as at March 31, 2013	$105,858	$43,556	$4,675	$1,835	$338	$958	$157,220
Net carrying value as at March 31, 2013	$65,000	$21,919	$—	$—	$—	$5,185	$92,104

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2013, the estimated remaining weighted average amortization periods for intangible assets are as follows:

Balance Life
(In months)
Customer contracts	44
Customer relationship	49
Software	48

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2013 are as follows:

Amount
2014	$25,135
2015	25,055
2016	24,854
2017	15,686
2018	576
Thereafter	798
$92,104

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.                               Property and equipment, net

The changes in the carrying value of property and equipment for the year ended March 31, 2012 are as follows:

		Computers	Furniture, fixtures and		Leasehold
Gross carrying value	Buildings	and software	office equipment	Vehicles	improve- ments	Total
Balance as at April 1, 2011	$12,673	$66,482	$56,717	$2,327	$44,443	$182,642
Additions	—	4,846	6,678	939	8,526	20,989
Disposal/Retirements	—	790	1,325	1,359	26	3,500
Translation adjustments	(1,178)	(5,870)	(6,209)	(259)	(5,019)	(18,535)
Balance as at March 31, 2012	$11,495	$64,668	$55,861	$1,648	$47,924	$181,596

Accumulated depreciation

Balance as at April 1, 2011	$1,539	$58,163	$46,417	$1,683	$33,254	$141,056
Depreciation	594	5,843	4,376	234	4,913	15,960
Disposal/Retirements	—	822	1,089	551	15	2,477
Translation adjustments	(287)	(5,380)	(5,285)	(189)	(3,977)	(15,118)
Balance as at March 31, 2012	$1,846	$57,804	$44,419	$1,177	$34,175	$139,421

Capital work-in-progress						3,243
Net carrying value as at March 31, 2012						$45,418

The changes in the carrying value of property and equipment for the year ended March 31, 2013 are as follows:

		Computers	Furniture, fixtures and		Leasehold
Gross carrying value	Buildings	and software	office equipment	Vehicles	improve- ments	Total
Balance as at April 1, 2012	$11,495	$64,668	$55,861	$1,648	$47,924	$181,596
Additions	—	4,148	5,595	363	4,932	15,038
On acquisition of Fusion	—	805	1,014	—	496	2,315
Disposal/Retirements	—	790	3,131	811	2,773	7,505
Translation adjustments	(363)	(3,662)	(2,988)	(101)	(2,694)	(9,808)
Balance as at March 31, 2013	$11,132	$65,169	$56,351	$1,099	$47,885	$181,636

Accumulated depreciation

Balance as at April 1, 2012	$1,846	$57,804	$44,419	$1,177	$34,175	$139,421
Depreciation	555	4,668	5,145	134	4,207	14,709
Disposal/Retirements	—	783	2,992	268	2,733	6,776
Translation adjustments	(57)	(3,467)	(2,424)	(71)	(2,026)	(8,045)
Balance as at March 31, 2013	$2,344	$58,222	$44,148	$972	$33,623	$139,309

Capital work-in-progress						6,113
Net carrying value as at March 31, 2013						$48,440

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $11,946 and $15,030 as at March 31, 2013 and 2012.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Loans and borrowings

Short-term line of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), set up a secured line of credit of 900,000 ($16,582 based on the exchange rate on March 31, 2013) from The Hongkong and Shanghai Banking Corporation Limited and unsecured lines of credit of $15,000 from BNP Paribas and 1,200,000 ($22,110 based on exchange rate on March 31, 2013) from Citibank N.A, interest on which would be determined on the date of the borrowing. Out of the available lines of credit, as at March 31, 2013, $14,536 was utilized for working capital requirements from the line of credit available with The Hongkong and Shanghai Banking Corporation Limited, $14,048 was utilized for working capital requirements from the line of credit available with BNP Paribas and $15,824 was utilized for working capital requirements from the line of credit available with Citibank N.A. These lines of credit can be withdrawn by the relevant bank at any point of time. Further, as discussed below, an amount of £6,952 ($10,513 based on the exchange rate on March 31, 2013) was outstanding under the working capital facility in UK.

Long-term debt

The long-term loans and borrowings consist of the following:

				As at
				March 31, 2013		March 31, 2012
Currency	Interest rate		Final maturity ( fiscal year)	Foreign currency	Total	Foreign currency	Total
Indian Rupee	10.30	% *	2015	510,000	$9,384	510,000	$10,026
US dollars	3M USD Libor +2%		2013	$—	—	$—	23,907
US dollars	3M USD Libor +3.5%		2016	$—	6,889	$—	—
US dollars	3M USD Libor +3%		2014	$—	1,065	$—	3,189
Pound Sterling	Bank of England base rate+2.25%		2016	£9,880	14,887	£9,880	15,822
Pound Sterling	Bank of England base rate+2.25%		2015	£6,120	9,217	£6,120	9,761
					$41,442		$62,705
Current portion of long term debt					$7,701		$26,031
Long term debt					$33,741		$36,674

*                     The Company has entered into a currency swap to effectively reduce the overall cost.

On July 12, 2010 the Company entered into a term loan facility of $94,000 in Mauritius with interest equal to the three month US dollar LIBOR plus a margin of 2% per annum. On January 10, 2011, July 11, 2011, January 10, 2012 and July 10, 2012, the Company made scheduled installment repayments of $20,000, $20,000, $30,000 and $24,000, respectively, following which there was no amount outstanding under the facility.

The Company has also established a £19,760 ($29,879 based on the exchange rate on March 31, 2013) line of credit in UK pursuant to a facility agreement dated June 30, 2010. This facility consists of a two year term loan facility of £9,880 ($14,940 based on the exchange rate on March 31, 2013) at the Bank of England (“BOE”) base rate plus a margin of 1.95% per annum and a working capital facility of £9,880 ($14,940 based on the exchange rate on March 31, 2013) at the BOE base rate plus a margin of 2.45% per annum which has been renewed on June 30, 2011.

On March 30, 2012, the Company signed a facility agreement in UK to roll over its existing term loan of £9,880 ($14,940 based on the exchange rate on March 31, 2013) from HSBC Bank plc (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015 and obtained from HSBC Bank plc an additional three-year term loan facility of £6,120 ($9,254 based on the exchange rate on March 31, 2013). The facilities will bear interest at BOE base rate plus a margin of 2.25% per annum with 20% of the principal amount of each loan to be repayable at the end of each of 18, 24 and 30 months and a final installment of 40% at the end of 36 months after drawdown. The Company has also renewed its working capital facility of £9,880 ($14,940 based on the exchange rate on March 31, 2013) in UK (which was originally scheduled to mature on July 1, 2012) up to March 31, 2014 at an interest rate of BOE base rate plus a margin of 2.45% per annum. As at March 31, 2013, the amount outstanding under the term loan facility was £16,000 ($24,194 based on the exchange rate on March 31, 2013).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company has also established a $3,200 line of credit in the Philippines pursuant to a facility agreement dated September 8, 2010. This facility consists of a three year term loan facility at the three-month US dollar LIBOR plus a margin of 3% per annum. As at March 31, 2013, the amount outstanding under the facility was $1,067.

On March 9, 2012, WNS Global entered into a three year term loan facility of 510,000 ($9,396 based on the exchange rate on March 31, 2013) in India with current interest of 10.30% per annum. This term loan is repayable in two installments of 255,000 ($4,698 based on the exchange rate on March 31, 2013) on each of January 30, 2015 and February 27, 2015. In order to reduce the cost on this rupee denominated term loan, the Company also entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan. The facility was fully drawn on March 12, 2012.

On March 30, 2012, WNS Global also signed a facility agreement with HSBC Bank (Mauritius) Limited for a three year external commercial borrowing of $7,000. Out of this facility an amount of $2,000, $3,000 and $ 2,000 was drawn on April 16, 2012, June 20, 2012 and August 16, 2012, respectively. This facility bears interest at a rate equivalent to three-month US dollar LIBOR plus a margin of 3.5% per annum. The principal amount of each tranche will be repayable at the end of three years from the date of each drawdown.

The Company has pledged trade receivables, other financial assets, property and equipment with a carrying amount of $166,996 and $196,652 as of March 31, 2013 and March 31, 2012, respectively, as collateral for the above borrowings. In addition, the above facility agreements contain certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio. As of March 31, 2013 the Company was in compliance with all of the covenants.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.                               Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2013 are as follows:

Financial assets

			Derivative
			designated
		Financial	as cash flow	Available	Total	Total
	Loans and	assets at	hedges (carried	for	carrying	fair
	receivables	FVTPL	at fair value)	sale	value	value
Cash and cash equivalents	$27,878	$—	$—	$—	$27,878	$27,878
Investments	—	43,216	—	46,475	89,691	89,691
Trade receivables	64,438	—	—	—	64,438	64,438
Unbilled revenue	25,530	—	—	—	25,530	25,530
Funds held for clients	19,877	—	—	—	19,877	19,877
Prepayments and other assets (1)	2,186	—	—	—	2,186	2,186
Other non-current assets(2)	6,085	—	—	—	6,085	4,996
Derivative assets	—	817	10,528	—	11,345	11,345
Total carrying value	$145,994	$44,033	$10,528	$46,475	$247,030	$245,941

Financial liabilities

		Derivative
		designated	Financial
	Financial	as cash flow	liabilities at	Total	Total
	liabilities at	hedges (carried	amortized	carrying	fair
	FVTPL	at fair value)	cost	value	value
Trade payables	$—	$—	$29,321	$29,321	$29,321
Current portion of long term debt	—	—	7,701	7,701	7,701
Long term debt	—	—	33,741	33,741	33,717
Short term line of credit	—	—	54,921	54,921	54,921
Other employee obligations(3)	—	—	28,542	28,542	28,542
Provision and accrued expenses(4)	—	—	26,069	26,069	26,069
Other liabilities(5)	—	—	11,819	11,819	11,819
Derivative liabilities	3,842	1,280	—	5,122	5,122
Total carrying value	$3,842	$1,280	$192,114	$197,236	$197,212

Notes:

(1)         Excluding non-financial assets $9,835.

(2)         Excluding non-financial assets $8,710.

(3)         Excluding non-financial liabilities $9,803.

(4)         Excluding non-financial liabilities $674.

(5)         Excluding non-financial liabilities $7,973.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2012 are as follows:

Financial assets

			Derivative
			designated
		Financial	as cash flow	Available	Total	Total
	Loans and	assets at	hedges (carried	for	carrying	fair
	receivables	FVTPL	at fair value)	sale	value	value
Cash and cash equivalents	$46,725	$—	$—	$—	$46,725	$46,725
Investments	—	—	—	26,386	26,386	26,386
Trade receivables	66,421	—	—	—	66,421	66,421
Unbilled revenue	35,878	—	—	—	35,878	35,878
Funds held for clients	20,706	—	—	—	20,706	20,706
Prepayments and other assets (1)	1,765	—	—	—	1,765	1,765
Other non-current assets(2)	6,262	—	—	—	6,262	4,697
Derivative assets	—	1,787	3,487	—	5,274	5,274
Total carrying value	$177,757	$1,787	$3,487	$26,386	$209,417	$207,852

Financial liabilities

		Derivative
		designated	Financial
	Financial	as cash flow	liabilities at	Total	Total
	liabilities at	hedges (carried	amortized	carrying	fair
	FVTPL	at fair value)	cost	value	value
Trade payables	$—	$—	$47,878	$47,878	$47,878
Current portion of long term debt	—	—	26,031	26,031	26,031
Long term debt	—	—	36,674	36,674	36,388
Short term line of credit	—	—	23,965	23,965	23,965
Other employee obligations(3)	—	—	25,621	25,621	25,621
Provision and accrued expenses(4)	—	—	31,049	31,049	31,049
Other liabilities(5)	—	—	961	961	961
Derivative liabilities	1,131	9,928	—	11,059	11,059
Total carrying value	$1,131	$9,928	$192,179	$203,238	$202,952

Notes:

(1)         Excluding non-financial assets $24,020.

(2)         Excluding non-financial assets $618.

(3)         Excluding non-financial liabilities $7,971.

(4)         Excluding non-financial liabilities $805.

(5)         Excluding non-financial liabilities $4,247.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2013 are as follows:-

		Fair value measurement at reporting date using
		Quoted
		prices in
		active	Significant
		markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2013	(Level 1)	(Level 2)	(Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$817	$—	$817	$—
Investment in FMPs	43,216	43,216	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	10,528	—	10,528	—
Investments available for sale	46,475	46,473	2	—
Total assets	$101,036	$89,689	$11,347	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$2,782	$—	$2,782	$—
Currency swap	1,060	—	1,060	—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	1,280	—	1,280	—
Total liabilities	$5,122	$—	$5,122	$—

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2012 are as follows:

		Fair value measurement at reporting date using
		Quoted
		prices in
		active	Significant
		markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,787	$—	$1,787	$—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	3,487	—	3,487	—
Investments available for sale	26,386	26,384	2	—
Total assets	$31,660	$26,384	$5,276	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$838	$—	$838	$—
Currency swap	293	—	293	—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	9,702	—	9,702	—
Interest rate swaps	226	—	226	—
Total liabilities	$11,059	$—	$11,059	$—

The fair value is estimated using the discounted cash flow approach and market rates of interest. The valuation technique involves assumption and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and other factors. During the year ended March 31, 2013 and 2012, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. The Company has entered into a currency swap to convert Rupee liability into a US dollar liability, thereby reducing the overall borrowing cost. The Company’s primary exchange rate exposure is with the US dollars, pound sterling and the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss).

The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	March 31,	March 31,
	2013	2012
Forward contracts (Sell)
In US dollars	$166,109	$140,306
In United Kingdom Pound Sterling	116,798	104,554
In Euro	8,152	8,953
In Australian dollars	14,675	5,511
Others	26,578	9,715
	$332,312	$269,039

Option contracts (Sell)
In US dollars	$74,332	$116,145
In United Kingdom Pound Sterling	106,535	126,336
In Euro	10,096	11,233
In Australian dollars	9,657	6,008
Others	4,748	4,500
	$205,368	$264,222

The amount of (gain)/loss reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2013, 2012 and 2011 are as follows:

	Year ended March 31,
	2013	2012	2011
Revenue	$(1,763)	$1,136	$(2,382)
Foreign exchange (gain)/loss, net	(6,968)	1,421	15,425
Finance expense	39	270	(6,522)
Income tax related to amounts reclassified into statement of income	3,566	140	(6,143)
Total	$(5,126)	$2,967	$378

As at March 31, 2013, the gain amounting to $4,673 on account of cash flow hedges, is expected to be reclassified from other comprehensive income into statement of income over a period of 24 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the years ended March 31, 2013, 2012 and 2011 gains of $1,105 and $1,923 and a loss of $3,703, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk, interest risk, credit risk and liquidity risk. The Company’s primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company’s exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

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

Components of market risk

Exchange rate or currency risk:

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2013 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPO segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.

Based upon the Company’s level of operations for the year ended March 31, 2013, a sensitivity analysis shows that a 10% appreciation in the pound sterling against the US dollar would have increased revenue for the year ended March 31, 2013 by approximately $28,324. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2013 by approximately $19,674.

The foreign currency risk from non-derivative financial instruments as at March 31, 2013 is as follows:

	As at March 31, 2013
	US Dollar	Pound Sterling	Indian Rupees	Euro	Other Currencies	Total
Cash and cash equivalents	$603	$347	$—	$108	$819	$1,877
Trade receivables	145,800	35,004	4,813	3,326	15,778	204,721
Unbilled revenue	2,459	1,098	—	590	1,546	5,693
Prepayments and other current assets	392	263	237	79	19	990
Other non-current assets	3	54	—	—	37	94
Trade payables	(48,894)	(21,646)	(9,757)	(1,328)	(10,504)	(92,129)
Provisions and accrued expenses	(2,077)	(129)	(86)	(334)	(56)	(2,682)
Current portion of long term debt	(1,067)	—	—	—	—	(1,067)
Pension and other employee obligations	(28)	(13)	—	(52)	(322)	(415)
Short term line of credit	(30,800)	(13,609)	—	—	—	(44,409)
Long term debt	(7,000)	—	—	—	—	(7,000)
Other liabilities	(16)	—	—	—	(3)	(19)
Net assets (liabilities)	$59,375	$1,369	$(4,793)	$2,389	$7,314	$65,654

WNS (HOLDINGS) LIMITED

NOTES TO   CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2012 is as follows:

	As at March 31, 2012
	US Dollar	Pound Sterling	Indian Rupees	Euro	Other Currencies	Total
Cash and cash equivalents	$932	$559	$—	$88	$777	$2,356
Trade receivables	118,070	38,179	2,908	3,052	4,455	166,664
Unbilled revenue	1,801	2,484	—	1,524	482	6,291
Prepayments and other current assets	361	328	61	49	322	1,121
Other non-current assets	3	54	—	—	17	74
Trade payables	(43,575)	(12,345)	(4,439)	(3,254)	(1,503)	(65,116)
Provisions and accrued expenses	(3,950)	(47)	(10)	(398)	(201)	(4,606)
Current portion of long term debt	(2,133)	—	—	—	—	(2,133)
Pension and other employee obligations	(28)	—	(9)	(18)	(277)	(332)
Short term line of credit	(9,057)	(14,908)	—	—	—	(23,965)
Long term debt	(1,067)	—	—	—	—	(1,067)
Other liabilities	(13)	1	—	—	(1)	(13)
Net assets (liabilities)	$61,344	$14,305	$(1,489)	$1,043	$4,071	$79,274

Other currencies reflect currencies such as Philippines Peso (PHP), Sri Lankan Rupee (LKR), Romanian Leu (RON) and South African Rand (ZAR) etc.

As at March 31, 2013, every 5% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $735.

Interest rate risk:

The Company’s exposure to interest rate risk arises principally from borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the BOE rate. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facility entered into in 2008, which was refinanced in 2010, the Company entered into interest rate swap agreements with banks in fiscal 2009. These interest rate swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing the Company’s exposure to changes in market interest rates under the term loan. There were no outstanding interest rate swap agreements as at March 31, 2013. If interest rates were to increase by 100 bps, additional annual interest expense on the Company’s floating rate borrowing would amount to approximately $338.

The Company intends to selectively use interest rate swaps, options and other derivative instruments to manage exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. The Company does not enter into hedging agreements for speculative purposes.

Credit risk:

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United Kingdom and the United States. Credit risk is managed through periodical assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. The credit risk on marketable securities, FMPs and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit-ratings assigned by international credit-rating agencies.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year Ended March 31,
	2013	2012	2011
Revenue from top customer	16.9%	17.3%	16.4%
Revenue from top five customers	37.1%	41.4%	54.3%

Financial assets that are neither past due nor impaired

Cash equivalents, bank deposits, marketable securities, investment in FMPs, unbilled revenue and other assets, are neither past due and nor impaired except trade receivables as described below.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables. The Company’s credit period generally ranges from 30-60 days. The age wise break up of trade receivables, net of allowances that are past due beyond credit period, are as follows:

	As at
	March 31, 2013	March 31, 2012
Neither past due nor impaired	$48,713	$48,725
Past due but not impaired
Past due 0-30 days	8,489	6,713
Past due 31-60 days	1,702	1,055
Past due 61-90 days	666	2,718
Past due over 90 days	4,868	7,210
Past due and impaired	5,145	5,470
Total	$69,583	$71,891
Allowances for doubtful account receivables	$(5,145)	$(5,470)
Trade receivables net of allowances for doubtful account receivables	$64,438	$66,421

Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with well reputed banks and has unused lines of credit of $13,710 as of March 31, 2013 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2013
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$7,756	$20,925	$12,975	$41,656
Trade Payables	29,321	—	—	29,321
Short term line of credit	54,921	—	—	54,921
Provision and accrued expenses	26,069	—	—	26,069
Other liabilities	10,899	920	—	11,819
Other employee obligations	28,542	—	—	28,542
Derivative financial instruments	3,857	1,265	—	5,122
Total	$161,365	$23,110	$12,975	$197,450

Notes:

(1)         Before netting off debt issuance cost of $214.

(2)         Non-financial liabilities are explained in financial instruments categories table above.

	As at March 31, 2012
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$26,133	$8,159	$28,581	$62,873
Trade Payables	47,878	—	—	47,878
Short term line of credit	23,965	—	—	23,965
Provision and accrued expenses	31,049	—	—	31,049
Other liabilities	961	—	—	961
Other employee obligations	25,621	—	—	25,621
Derivative financial instruments	9,849	917	293	11,059
Total	$165,456	$9,076	$28,874	$203,406

Notes:

(1)         Before netting off debt issuance cost of $168.

(2)         Non-financial liabilities are explained in financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at
	March 31, 2013	March 31, 2012
Cash and cash equivalents	$27,878	$46,725
Investments	89,689	26,384
Short term line of credit	(54,921)	(23,965)
Long term debt(1)	(41,656)	(62,873)
Net cash position	$20,990	$(13,729)

Note:

(1)         Before netting off debt issuance costs of $214 and $168 as at March 31, 2013 and 2012, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.Employee benefits

Pension and other employee obligations consist of the following:

	As at
	March 31,	March 31,
	2013	2012
Current:
Salaries and bonus	$28,506	$25,569
Pension	1,181	1,201
Withholding taxes on salary and statutory payables	3,026	2,205
Other employees payable	36	52
Total	$32,749	$29,027
Non-current:
Pension	$5,596	$4,565

Employee costs consist of the following:

	Year ended March 31,
	2013	2012	2011
Salaries and bonus	$225,533	$201,292	$187,921
Employee benefit plans:
Defined contribution plan	6,172	6,583	6,762
Defined benefit plan	1,957	1,893	1,957
Share based compensation	5,343	5,309	3,218
Total	$239,005	$215,077	$199,858

The employee benefit cost consists of the following:

	Year ended March 31,
	2013	2012	2011
Cost of revenue	$178,206	$159,897	$153,251
Selling and marketing expenses	22,570	19,800	16,518
General and administrative expenses	38,229	35,380	30,089
Total	$239,005	$215,077	$199,858

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2013	2012	2011
India	$4,798	$5,141	$5,292
Philippines	57	40	37
Sri Lanka	291	280	324
United Kingdom	849	808	781
United States	177	314	328
Total	$6,172	$6,583	$6,762

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2013	2012	2011
Service cost	$1,487	$1,430	$1,539
Interest cost	493	471	418
Expected return on plan asset	(23)	(8)	—
Net gratuity cost	$1,957	$1,893	$1,957

	As at
	March 2013	March 2012
Change in projected benefit obligations
Obligation at beginning of the year	$6,088	$5,964
Foreign currency translation	(279)	(715)
Service cost	1,487	1,430
Interest cost	493	471
Benefits paid	(776)	(976)
Actuarial (gain)/loss	121	(86)
Benefit obligation at end of the year	$7,134	$6,088
Change in plan assets
Plan assets at beginning of the year	$322	$115
Foreign currency translation	(16)	(27)
Expected return on plan asset	23	8
Actuarial (gain)/loss	4	22
Actual contributions	800	1,180
Benefits paid	(776)	(976)
Plan assets at end of the year	$357	$322
Accrued pension liability
Current	$1,181	$1,201
Non-current	5,596	4,565
Net amount recognized	$6,777	$5,766

Present value of funded defined benefit obligation	$5,107	$5,181
Fair value of plan assets	(357)	(322)
	4,750	4,859
Present value of unfunded defined benefit obligation	$2,027	$907

Net amount recognized relating to India plan, Philippines plan and Sri Lanka plan was $4,769, $1,717 and $291 as at March 31, 2013 and $4,864, $651 and $251 as at March 31, 2012, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2013	2012	2011
Discount rate:
India	7.85%	8.20%	7.75%
Philippines	3.91%	6.25%	7.93%
Sri Lanka	11.00%	10.00%	7.00%
Rate of increase in compensation level	8.00%	8% to 10%	8% to 10%
Rate of return on plan assets	7.50%	7.50%	7.50%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2013, $4 and $353 ($1 and $321, respectively, as at March 31, 2012) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 7%, 19%, 28% and 46% are invested in cash and money market instruments, equity, government securities and corporate bonds, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines.

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2013.

The experience adjustment is as follows:

	As at
	March 2013	March 2012	March 2011
Obligation at end of the year	$7,134	$6,088	5,964
Fair value of plan assets at end of the year	357	322	115
Deficit	(6,777)	(5,766)	(5,849)
Experience adjustments on plan liabilities	(164)	(7)	(315)
Experience adjustments on plan assets	4	21	(9)

The Company expects to contribute $549 for the year ending March 31, 2014.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2013	March 31, 2012
Provisions	$674	$805
Accrued expenses	26,069	31,049
Total	$26,743	$31,854

A summary of activity for provision is as follows:

	As at
	March 31, 2013	March 31, 2012
Balance at the beginning of the year	$805	$1,512
Additional provision	627	1,169
Provision used	(710)	(1,729)
Translation adjustments	(48)	(147)
Balance at the end of the period	$674	$805

16. Deferred revenue

Deferred revenue consists of the following:

	As at
	March 31, 2013	March 31, 2012
Current:
Payments in advance of services	$885	$1,102
Advance billings	3,712	3,446
Claims handling	646	585
Others	1,265	1,047
Total	$6,508	$6,180

	As at
	March 31, 2013	March 31, 2012
Non-current:
Payments in advance of services	$780	$796
Advance billings	2,183	3,144
Claims handling	257	—
Others	88	132
Total	$3,308	$4,072

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2013	March 31, 2012
Current:
Withholding taxes and value added tax payables	$3,482	$3,830
Deferred purchase consideration payable	7,766	—
Deferred rent	485	417
Other liabilities	3,664	961

Total	$15,397	$5,208

Non-current:
Deferred rent	$3,225	$2,675
Other liabilities	1,170	—
Total	$4,395	$2,675

18. Share capital

As at March 31, 2013, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,588,044 ordinary shares outstanding as at March 31, 2013. There were no preferred shares outstanding as at March 31, 2013.

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

19. Revenue recognition

In the WNS Auto Claims BPO segment, the Company has been re-negotiating contractual terms with insurance companies and the repair centers as and when they come up for renewal. The Company renewed its contract with one of its customers and negotiated a new contract with a repair center in April 2011. In May 2011, the Company further negotiated a new contract with a repair center, which is appended as part of the main revenue contract with two other insurance customers.

The key changes to the “Principal Agent Consideration” are summarized below:

a)                  The primary responsibility of the repair work has now shifted from the Company to the repair center.

b)                  The credit risk is now passed on from the Company to the insurance company.

c)                   The true economic benefit which the Company earns in the process is the claims handling fee with the repairs cost being a pass through from the insurance company to the repair center without any significant risk and reward involved on the Company’s part.

The Company evaluated the principal or agent recognition criteria as per IAS 18. Based on the evaluation of the terms of the contracts with these repair centers and arrangements with these insurance companies, the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost.

Accordingly, the Company no longer accounts for the amount received from three of the Company’s clients in the WNS Auto Claims BPO segment for payments to repair centers as its revenue and the payments made to repair centers for cases referred by these customers as its cost of revenue, resulting in lower revenue and cost of revenue being recognized in respect of the services rendered to these clients, as the revenues have been recorded net of repair cost. The change in revenue accounting for one of its clients is effective from April 2011 and the balance two clients are effective from May 2011. The process of re-negotiating the contracts with other clients is ongoing and is aimed at establishing consistent accounting for all such contracts entered into by the Company.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2013	2012	2011
Employee cost	$239,005	$215,077	$199,858
Repair payments	24,132	79,065	246,850
Facilities cost	65,684	58,295	56,472
Depreciation	14,709	15,960	17,619
Legal and professional expenses	15,162	13,788	15,710
Travel expenses	15,214	13,236	12,554
Others	24,382	23,210	20,775
Total cost of revenue, selling and marketing and general and administrative expenses	$398,288	$418,631	$569,838

21. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2013	2012	2011
Interest expense	$3,224	$2,858	$3,373
Interest on deferred purchase consideration	215	—	—
Interest rate swap	(15)	490	6,792
Debt issue cost	209	669	1,281
Total	$3,633	$4,017	$11,446

22. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2013	2012	2011
Income from interest and dividend on marketable securities	$3,140	$487	$360
Net gain(loss) arising on financial assets designated as FVTPL	102	—	—
Share issue expense	—	(827)	—
Others	1,525	383	765
Total	$4,767	$43	$1,125

23. Share-based payments

The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 and September 2011 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at March 31, 2013, the Company had 358,944 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2013, 2012 and 2011 are as follows:

	Year ended March 31,
	2013	2012	2011
Share-based compensation expense recorded in	$	$	$
— Cost of revenue	992	1,012	651
— Selling and marketing expenses	425	361	218
— General and administrative expenses	3,926	3,936	2,349
Total share-based compensation expense	$5,343	$5,309	$3,218

Upon exercise of share options and RSUs, the Company issued 509,163, 235,155 and 699,773 shares, respectively, for the years ended March 31, 2013, 2012 and 2011.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Share-based options

A summary of option activity under the Plans as at March 31, 2013, and changes during the year then ended is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2012	974,515	$20.38	4.37	$764
Granted	—	—
Exercised	(64,069)	4.76
Forfeited	—	—
Lapsed	(8,201)	8.96
Outstanding as at March 31, 2013	902,245	$21.60	3.45	$491
Options vested	902,245	$21.60	3.45	$491
Options exercisable	902,245	$21.60	3.45	$491

The aggregate intrinsic value of options exercised during the year ended March 31, 2013 and 2012 was $443 and $178, respectively. The total grant date fair value of options vested during the year ended March 31, 2013 and 2012 was $nil for each year. Total cash received as a result of option exercised during the year ended March 31, 2013 and 2012 was $278 and $131, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2013, 2012 and 2011.

The weighted average share price of options exercised during the year ended March 31, 2013, 2011 and 2012 was $11.23, $10.19 and $10.38 respectively.

Restricted Share Units

The 2006 Incentive Award Plan also allows for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.

A summary of RSU activity under the 2006 Incentive Award Plan as at March 31, 2013, and changes during the year then ended is as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2012	1,979,444	$11.46	8.48	$23,852
Granted	136,327	10.93
Exercised	(445,094)	11.89
Forfeited	(188,500)	10.45
Lapsed	—	—
Outstanding as at March 31, 2013	1,482,177	$11.41	7.82	$21,847
RSUs expected to vest	1,296,707	$11.41	7.82	$19,685
RSUs exercisable	751,115	$12.36	7.05	$11,071

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2013, there was $3,016 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.2 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share based compensation related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2013, 2012 and 2011 was $10.93, $10.53 and $9.17 per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2013 and 2012 was $4,731 and $2,152, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2013 and 2012 was $7,260 and $5,817, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2013, 2011 and 2012 was $10.63, $10.52 and $10.98 respectively.

Performance share units

The 2006 Incentive Award Plan also allows for grant of performance share units (“PSUs”). Each PSU represents the right to receive one ordinary share based on the Company’s performance against specified targets and vests over a period of up to four years.

A summary of PSU activity under the 2006 Incentive Award Plan as at March 31, 2013, and changes during the year then ended is as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2012	1,006,065	$10.39	9.16	$12,123
Granted	50,000	9.63
Vested/exercised	—	—
Forfeited	(104,875)	9.57
Lapsed	—	—
Outstanding as at March 31, 2013	951,190	$10.44	8.26	$14,021
PSUs, net of estimated forfeiture	709,873	$10.44	8.26	$11,207
PSUs exercisable		$		$

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2013, there was $473 of unrecognized compensation cost related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.4 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2013, 2012 and 2011 was $9.63, $10.84 and $8.98 respectively per ADS. No PSUs vested during the years ended March 31, 2013, 2012 and 2011.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Income taxes

The domestic and foreign source component of profit (loss) before income taxes is as follows:

	Year ended March 31,
	2013	2012	2011
Domestic	$(589)	$(3,451)	$(94)
Foreign	31,852	27,440	19,499
Profit before income taxes	$31,263	$23,989	$19,405

The Company’s provision for income taxes consists of the following:

	Year ended March 31,
	2013	2012	2011
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	13,425	22,832	13,262
	13,425	22,832	13,262
Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(3,561)	(11,376)	(11,770)
	(3,561)	(11,376)	(11,770)
	$9,864	$11,456	$1,492

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

The Company had 13 delivery centers in India which were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”) which expired on April 1, 2011. The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption from fiscal 2013 till fiscal 2022. The Company in fiscal 2012 started its operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme and eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 till fiscal 2026. The Government of India pursuant to the Indian Finance Act, 2011 has also levied minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 20.01%. The Company’s operations in Costa Rica and Philippines are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2014, respectively. During fiscal 2013, the Company has started its operations in new delivery center in Philippines which is also eligible for tax exemption which expires in fiscal 2017. The Company’s operations in Sri Lanka were also eligible for tax exemptions which expired in fiscal 2011. However, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This will enable the Company’s Sri Lankan subsidiary to continue to claim tax exemption under Sri Lanka Inland Revenue Act following the expiry of the tax holiday provided by Board of Investment, Sri Lanka.

If the income tax exemption was not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $769, $1,707 and $14,029 for the years ended March 31, 2013, 2012 and 2011, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2013 by $0.02 and $0.01, respectively ($0.04 and $0.04, respectively, for the year ended March 31, 2012 and $0.32 and $0.31, respectively, for the year ended March 31, 2011).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2013	2012	2011
Current taxes:
Excess tax deductions related to share-based payments	(55)	(1,188)	(569)
	$(55)	$(1,188)	$(569)
Deferred taxes:
Excess tax deductions related to share-based payments	(157)	(53)	—
	$(157)	$(53)	$—
Total income tax recognized directly in equity	$(212)	$(1,241)	$(569)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2013	2012	2011
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	4,304	(4,198)	871
Total income tax recognized directly in other comprehensive income	$4,304	$(4,198)	$871

The reconciliation of estimated income tax to provision for  income tax:

	Year ended March 31,
	2013	2012	2011
Profit before income taxes	$31,263	$23,989	$19,405
Income tax expense at tax rates applicable to individual entities	11,094	12,137	22,314
Effect of:
Items not deductible for tax	96	42	60
Exempt income	(1,766)	(3,164)	(15,857)
Loss in respect of which deferred tax asset not recognised due to uncertainty and ineligibility to carry forward	2,983	3,274	3,136
Basis difference that will reverse during tax holiday period	(2,338)	(4,289)	(4,371)
Change in tax rate	(318)	118	(3,620)
Provision for uncertain tax position	(80)	1,996	(348)
State taxes	(5)	289	360
Others, net	198	1,053	(182)
Provision for income tax	$9,864	$11,456	$1,492

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2013 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$10,574	$(45)	$71	$—	$—	$(673)	$9,927
Net operating loss carry forward	470	2,542	1,465	—	—	(312)	4,165
Accruals deductible on actual payment	2,084	190	980	—	—	44	3,298
Share-based compensation	3,057	—	918	157	—	68	4,200
Minimum alternate tax	26,461	—	(1,250)	—	—	(1,905)	23,306
Others	1,140	36	262	—	—	(41)	1,397
Total deferred tax assets	$43,786	$2,723	$2,446	$157	$—	$(2,819)	$46,293
Deferred tax liabilities:
Intangibles	6,885	1,001	(685)	—	—	(193)	7,008
Unrealized gain/(loss) on cash flow hedging	(2,851)	—	(430)	—	4,304	226	1,249
Total deferred tax liabilities	$4,034	$1,001	$(1,115)	$—	$4,304	$33	$8,257
Net deferred tax assets/(liabilities)	$39,752	$1,722	$3,561	$157	$(4,304)	$(2,852)	$38,036

Deferred taxes for the year ended March 31, 2012 arising from temporary differences and unused tax losses can be summarized as follows:

	Opening balance	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$11,374	$532	$—	$—	$(1,332)	$10,574
Net operating loss carry forward	555	(70)	—	—	(15)	470
Accruals deductible on actual payment	2,317	63	—	—	(296)	2,084
Share-based compensation	654	2,428	53	—	(78)	3,057
Minimum alternate tax	20,398	8,873	—	—	(2,810)	26,461
Others [Refer note - 2(y)]	1,226	(82)	—	—	(4)	1,140
Total deferred tax assets	$36,524	$11,744	$53	$—	$(4,535)	$43,786
Deferred tax liabilities:
Intangibles	6,471	570	—	—	(156)	6,885
Unrealized gain/(loss) on cash flow hedging	1,543	(202)	—	(4,198)	6	(2,851)
Total deferred tax liabilities	$8,014	368	$—	$(4,198)	$(150)	$4,034
Net deferred tax assets/(liabilities)	$28,510	$11,376	$53	$4,198	$(4,385)	$39,752

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2011 arising from temporary differences and unused tax losses can be summarized as follows:

	Opening balance	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$9,827	$1,395	$—	$—	$152	$11,374
Net operating loss carry forward	1,225	(732)	—	—	62	555
Accruals deductible on actual payment	633	1,633	—	—	51	2,317
Share-based compensation	2,011	(1,381)	—	—	24	654
Minimum alternate tax	12,904	7,204	—	—	290	20,398
Others [Refer note - 2(y)]	844	353	—	—	29	1,226
Total deferred tax assets	27,444	8,472	—	—	608	36,524
Deferred tax liabilities:
Intangibles	9,704	(3,342)	—	—	109	6,471
Unrealized gain/(loss) on cash flow hedging	628	44	—	871	—	1,543
Total deferred tax liabilities	$10,332	$(3,298)	$—	$871	$109	$8,014
Net deferred tax assets/(liabilities)	$17,112	$11,770	$—	$(871)	$499	$28,510

Deferred tax presented in the statement of financial position is as follows:

	As at
	March 31, 2013	March 31, 2012
Deferred tax assets	41,642	43,849
Deferred tax liabilities	(3,606)	(4,097)
Net deferred tax assets	$38,036	$39,752

There are unused tax losses amounting to $47,494 as at March 31, 2013 for which no deferred tax asset has been recognized as these losses either relate to certain tax jurisdictions where the group entities have had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entities in the future to offset such losses or there is uncertainty in the treatment of such losses under the tax laws of the relevant jurisdictions. The expiry dates of the tax benefit for these losses depend on the local tax laws of each jurisdiction and, if not utilized, would expire on various dates starting from financial year 2014 till 2021. However in UK, Sri Lanka and Australia there is no expiry period for the unused tax losses.

MAT paid by the India entity as per the Indian Income tax Act can be carried forward and set-off against future income tax liabilities of the company under normal tax provisions within a period of ten years. Such credit for MAT paid, has been recognized on the basis of estimated taxable income in future years and, if not utilized, would expire on various dates starting from financial year 2017 till 2022.

Deferred income tax liabilities on earnings of Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognised amounts to $139,267, $105,464 and $122,987 as at March 31, 2013, 2012 and 2011, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2010, which assess additional taxable income that could in the aggregate give rise to an estimated $52,093 in additional taxes, including interest of $18,967. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $44,234 in additional taxes, including interest of $13,794. The income tax authorities have filed appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2013, the Company has provided a tax reserve of $17,220 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2013, corporate tax returns for years ended March 31, 2010 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $11,980 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $6,414 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

25. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2013	2012	2011
Numerator:
Profit	$21,399	$12,533	$17,913

Denominator:
Basic weighted average ordinary shares outstanding	50,309,140	45,261,411	44,260,713
Dilutive impact of equivalent stock options and RSUs	1,402,392	1,242,871	971,700
Diluted weighted average ordinary shares outstanding	51,711,532	46,504,282	45,232,413

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excludes options with exercise price that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the years ended March 31, 2013, 2012 and 2011, the Company excluded from the calculation of diluted EPS options to purchase 815,378, 880,714 and 913,048 shares, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2013:

Direct subsidiaries	Step subsidiaries			Place of incorporation
WNS Global Services Netherlands Cooperative U.A.				The Netherlands
	WNS Global Services Philippines Inc.			Philippines
	WNS Global Services (Romania) S.R.L.			Romania
WNS North America Inc.				Delaware, USA
	WNS Business Consulting Services Private Limited			India
	WNS Global Services Inc.			Delaware, USA
	WNS BPO Services Costa Rica, S.R.L			Costa Rica
WNS Global Services (UK) Limited				United Kingdom
	WNS Workflow Technologies Limited			United Kingdom
	Accidents Happen Assistance Limited			United Kingdom
	WNS Global Services SA (Pty) Ltd. (formerly known as Fusion Outsourcing Services (Proprietary) Limited)			South Africa
WNS (Mauritius) Limited				Mauritius
	WNS Capital Investment Limited			Mauritius
		WNS Customer Solutions (Singapore) Private Limited		Singapore
			WNS Customer Solutions (Private) Limited	Sri Lanka
			WNS Global Services (Australia) Pty Ltd	Australia
			Baizan International Software Technology (Beijing) Co. Ltd	China
	WNS Global Services Private Limited (1)			India
	WNS Global Services (Private) Limited			Sri Lanka

Notes:

(1)                                 WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding for WNS (Mauritius) Limited is 81% and for WNS Customer Solutions (Singapore) Limited is 19%.

(2)                                 All the above subsidiaries are wholly owned.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Warburg Pincus and its affiliates (till February 12, 2013)	Principal shareholder
Datacap Software Private Limited (“Datacap”)	A company of which a member of key management is a principal shareholder
Students in free Enterprise (“SIFE”)	A company having a director in common with WNS Holdings
HDFC ERGO General Insurance Company Limited (“HDFC”)	A company having a director in common with WNS Holdings

Key management personnel
Eric B. Herr	Non-Executive Chairman
Keshav R. Murugesh	Director and Group Chief Executive Officer
Jeremy Young	Director
Deepak S. Parekh (Ceased to be director from September 4, 2012)	Director
Renu S. Karnad (Appointed on September 21, 2012)	Director
Adrian T. Dillon (Appointed on September 21, 2012)	Non-Executive Vice Chairman
Richard O. Bernays	Director
Anthony A. Greener	Director
Albert Aboody	Director
Alok Misra (Ceased to be CFO from August 17, 2012)	Group Chief Financial Officer
Deepak Sogani (Appointed on December 3, 2012)	Group Chief Financial Officer
Johnson J. Selvadurai	Managing Director — Europe
Michael Garber	Chief Sales and Marketing Officer
Kumar Subramaniam (Was appointed as Interim Group Chief Financial Officer for the period August 17, 2012 to December 2, 2012)	Group Chief Financial Officer
Ronald Strout (Ceased to be Executive officer from June 28, 2012)	Chief of Staff and Head Americas
Swaminathan Rajamani (Appointed on November 29, 2010)	Chief People Officer
Karthikeya N. Sarma (Resigned on December 30, 2010)	Chief People Officer

	Year ended March 31,
Nature of transaction with related parties	2013	2012	2011
Revenue
Warburg Pincus and its Affiliates#	$3,753	$3,954	$3,752
Cost of Revenue
Warburg Pincus and its Affiliates	—	—	20
HDFC	—	8	—
Datacap	27	29	1
Selling and marketing expenses
SIFE	—	—	55
Key management personnel*		—	—
Remuneration and short-term benefits	3,365	3,147	3,044
Defined contribution plan	106	108	93
Other benefits	23	5	—
Share based compensation	3,036	3,074	3,264

# Amount receivable as at March 31, 2012 was $604.

*Defined benefit plan is not disclosed as these are determined for the Company as a whole.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27. Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others that are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and Accidents Happen Assistance Limited (which constitutes WNS Auto Claims BPO), which provide automobile claims handling services, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.

The Chief Operating Decision Maker (“CODM”) has been identified as the Group Chief Executive Officer. The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except the cases where the revenues have been recorded net of repair cost as explained in note 19. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers (1) for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients and (2) for “Non fault” repair cases with respect to one client (whose contract with the Company has been terminated with effect from April 18, 2012). For this one client in the Company’s “Non fault” repairs business (whose contract with the Company has been terminated with effect from April 18, 2012), the Company provides only repair management services where the Company wholly subcontracts the repairs to the repair centers (similar to the Company’s “Fault” repairs). Accordingly, the Company evaluates the financial performance of its business with this client in a manner similar to how it evaluates its financial performance for its “Fault” repairs business, that is, based on revenue less repair payments. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

The segment results for the year ended March 31, 2013 are as follows:

	Year ended March 31, 2013
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$405,131	$55,132	$—	$460,263
Segment revenue	$405,438	$55,132	$(307)	$460,263
Payments to repair centers	—	24,133	—	24,133
Revenue less repair payments	405,438	30,999	(307)	436,130
Depreciation	13,694	1,015	—	14,709
Other costs	335,008	24,898	(307)	359,599
Segment operating profit	56,736	5,086	—	61,822
Other income, net	(3,952)	(815)	—	(4,767)
Finance expense	3,633	—	—	3,633
Segment profit before income taxes	57,055	5,901	—	62,956
Provision for income taxes	8,893	971	—	9,864
Segment profit	48,162	4,930	—	53,092
Amortization of intangible assets				26,350
Share based compensation expense				5,343
Profit				$21,399
Addition to non-current assets	$28,214	$1,150	$	$29,364
Total assets, net of elimination	423,309	111,584	—	534,893
Total liabilities, net of elimination	$188,669	$45,627	$—	$234,296

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPO segment accounted for 16.9% of the Company’s total revenue for the year ended March 31, 2013. The receivables from this customer comprised 9.1% of the Company’s total accounts receivables as at March 31, 2013.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2012 are as follows:

	Year ended March 31, 2012
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$361,143	$112,979	$—	$474,122
Segment revenue	$361,824	$112,979	$(681)	$474,122
Payments to repair centers	—	79,065	—	79,065
Revenue less repair payments	361,824	33,914	(681)	395,057
Depreciation	14,454	1,506	—	15,960
Other costs	289,986	27,044	(681)	316,349
Segment operating profit	57,384	5,364	—	62,748
Other expense/ (income), net	193	(236)	—	(43)
Finance expense	4,017	—	—	4,017
Segment profit before income taxes	53,174	5,600	—	58,774
Provision for income taxes	10,378	1,078	—	11,456
Segment profit	42,796	4,522	—	47,318
Amortization of intangible assets				29,476
Share based compensation expense				5,309
Profit				$12,533
Addition to non-current assets	$21,395	$647	$—	$22,042
Total assets, net of elimination	403,562	121,596	—	525,158
Total liabilities, net of elimination	$170,534	$70,934	$—	$241,468

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPO segment and one customer in WNS Auto Claims BPO accounted for 17.3% and 10.4%, respectively, of the Company’s total revenue for the year ended March 31, 2012. The receivables from these two customers comprised 10.3% and 12.4% of the Company’s total accounts receivables, respectively, as at March 31, 2012.

The segment results for the year ended March 31, 2011 are as follows:

	Year ended March 31, 2011
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$331,822	$284,429	$—	$616,251
Segment revenue	$332,647	$284,429	$(825)	$616,251
Payments to repair centers	—	246,850	—	246,850
Revenue less repair payments	332,647	37,579	(825)	369,401
Depreciation	16,303	1,316	—	17,619
Other costs	260,622	27,231	(825)	287,028
Segment operating profit	55,722	9,032	—	64,754
Other income, net	(843)	(282)	—	(1,125)
Finance expense	11,443	3	—	11,446
Segment profit before income taxes	45,122	9,311	—	54,433
(Benefit) provision for income taxes	(135)	1,627	—	1,492
Segment profit	45,257	7,684	—	52,941
Amortization of intangible assets				31,810
Share based compensation expense				3,218
Profit				$17,913
Addition to non-current assets	$14,412	$1,823	$—	$16,235
Total assets, net of elimination	399,616	123,116	—	522,732
Total liabilities, net of elimination	$198,606	$59,707	$—	$258,313

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO for business process outsourcing services rendered by the former to latter.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011
Jersey, Channel Islands	$—	$—	$—
UK	245,300	290,116	375,046
US	140,218	144,763	136,772
Europe (excluding UK)	27,291	26,563	98,073
Rest of the world	47,454	12,680	6,360
Total	$460,263	$474,122	$616,251

The Company’s non-current assets (excluding goodwill and intangibles) by geographic area are as follows:

	As at
	March 31,
	2013	2012
Jersey, Channel Islands	$—	$—
UK	2,279	2,936
North America	3,745	357
India	28,165	34,083
South Africa	4,116	—
Philippines	5,963	4,535
Rest of the world	4,172	3,507
Total	$48,440	$45,418

28. Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2013 and 2027. The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2013 are as follows:

Operating lease
Less than 1 year	$19,290
1-3 years	30,520
3-5 years	16,273
More than 5 years	20,093
Total minimum lease payments	$86,176

Rental expenses were $22,459, $19,353 and $20,666, respectively for the years ended March 31, 2013, 2012 and 2011.

Capital commitments

As at March 31, 2013 and 2012, the Company had committed to spend approximately $4,376 and $3,696, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $526 and $413 as at March 31, 2013 and 2012, respectively. These guarantees have a remaining expiry term ranging from one to five years.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities in India and lessors in Romania aggregating $309 and $243 as at March 31, 2013 and 2012, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

The capital structure as at March 31, 2013 and 2012 was as follows:

	As at
	March 31, 2013	March 31, 2012	% Change
Total equity attributable to the equity shareholders of the Company	$300,597	$283,690	6%
As percentage of total capital	76%	77%
Short term line of credit	54,921	23,965
Long term debt(1)	41,656	62,873
Total debt	$96,577	$86,838	11%
As percentage of total capital	24%	23%
Total capital (debt and equity)	$397,174	$370,528	7%

Note:

(1)	Before netting off debt issuance cost of $214 and $168 as at March 31, 2013 and March 31, 2012, respectively.

The Company is predominantly equity-financed. This is also evident from the fact that debt represented only 24% and 23% of total capital as at March 31, 2013 and 2012, respectively.