Form 20-F
period 2014-03-31
WNS (HOLDINGS) LTD
filed 2014-05-14
CIK 1356570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli(W)

Mumbai 400 079, India

(Address of principal executive offices)

Sanjay Puria

Group Chief Financial Officer

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli(W)

Mumbai 400 079, India

(91-22) 4095-2100

sanjay.puria@wns.com

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

As at March 31, 2014, 51,347,538 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 50,913,991 ordinary shares were held in the form of American Depositary Shares, or ADSs. Each ADS represents one ordinary share.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐   Item 17    ☐   Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

WNS (HOLDINGS) LIMITED

Ex-4.15 Letter of Intent dated February 14, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11th floors of Blocks A2 and A3 at World Tech Park.

Ex-4.16 Letter of Intent dated February 14, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Blocks A2 and A3 at World Tech Park.

Ex-4.17 Letter dated May 8, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to extension of existing letters of intent for the lease of office premises at World Tech Park.

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

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton, independent registered public accounting firm

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union and references to “RMB” are to the legal currency of China. Our financial statements are presented in US dollars. Prior to April 1, 2011, we prepared our financial statements in accordance with US generally accepted accounting principles, or US GAAP. With effect from April 1, 2011, we adopted the International Financial Reporting Standards and its interpretations, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”. Our financial statements included in this annual report are prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

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

In this report, we refer to business process management, or BPM, services or industry and our reportable segments, WNS Global BPM and WNS Auto Claims BPM segments, respectively, which were previously described as business processing outsourcing, or BPO, services or industry and our WNS Global BPO and WNS Auto Claims BPO segments, respectively, in our prior annual reports on Form 20-F.

We also refer to information regarding the BPM, industry, our company and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

This annual report also includes information regarding the business process outsourcing market from the “IDC “Worldwide and U.S. Business Process Outsourcing Services 2014-2018 Forecast: Automation and Analytics Will Enable Differentiation” Doc #248186. May 2014” report dated May 2014 by International Data Corporation, or IDC (which we refer to herein collectively as the IDC 2014 Report). The information contained in the IDC 2014 Report represent data, research opinions or viewpoints published by IDC and are not representations of fact. The IDC 2014 Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in such reports are subject to change without notice.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	the effects of our different pricing strategies or those of our competitors;

•	increasing competition in the business process management industry;

•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of (1) Fusion Outsourcing Services (Proprietary) Limited, or Fusion (which we have renamed as WNS Global Services SA (Pty) Ltd following our acquisition) or (2) Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore, following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Limited, or Aviva MS, as described below;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	our ability to successfully consummate and integrate strategic acquisitions; and

•	volatility of our ADS price.

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

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2014, March 31, 2013 and March 31, 2012 included in this annual report have been prepared in conformity with IFRS, as issued by the IASB. Our consolidated financial statements as at and for the year ended March 31, 2011, which are not included in this annual report, were originally prepared in accordance with US GAAP and were restated in accordance with IFRS for comparative purposes only.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following selected consolidated statement of income data for fiscal 2014, 2013 and 2012 and selected consolidated statement of financial position data as at March 31, 2014 and March 31, 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for fiscal 2011 and selected consolidated statement of financial position data as at March 31, 2012 and March 31, 2011 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2014	2013	2012	2011
	(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue(1)	$502.6	$460.3	$474.1	$616.3
Cost of revenue(1)(2)	327.7	311.0	340.9	490.0

Gross profit	174.9	149.3	133.2	126.2
Operating expenses:
Selling and marketing expenses(2)	35.2	30.2	26.3	23.5
General and administrative expenses(2)	55.4	57.1	51.3	56.4
Foreign exchange loss (gains), net	11.2	5.5	(1.9)	(15.1)
Amortization of intangible assets	23.8	26.4	29.5	31.8

Operating profit	49.4	30.1	28.0	29.7
Other income, net	(9.5)	(4.8)	(0.0)	(1.1)
Finance expense	2.9	3.6	4.0	11.4

Profit before income taxes	55.9	31.3	24.0	19.4
Provision for income taxes	14.3	9.9	11.5	1.5

Profit	$41.6	$21.4	$12.5	$17.9

Earnings per share of ordinary share:
Basic	$0.82	$0.43	$0.28	$0.40
Diluted	$0.79	$0.41	$0.27	$0.40
Basic weighted average ordinary shares outstanding	50,958,864	50,309,140	45,261,411	44,260,713
Diluted weighted average ordinary shares outstanding	52,689,157	51,711,532	46,504,282	45,232,413

	As at March 31,
	2014	2013	2012	2011
	(US dollars in millions)
Consolidated Statement of Financial Position Data:
Assets
Cash and cash equivalents	$33.7	$27.9	$46.7	$27.1
Investments	83.8	46.5	26.4	0.0
Trade receivable including unbilled revenue, net	96.7	90.0	102.3	109.4
Other current assets(3)	39.6	39.5	50.2	44.9

Total current assets	253.9	203.8	225.6	181.5
Goodwill and intangible assets, net	152.9	179.2	201.8	250.1
Property and equipment, net	45.2	48.4	45.4	47.2
Deferred tax assets	37.1	41.6	43.8	33.7
Investments	28.7	43.2	0.0	0.0
Other non-current assets(4)	20.8	18.6	8.4	10.3

Total non-current assets	284.6	331.1	299.5	341.3

Total assets	538.4	534.9	525.2	522.7

Liabilities and equity
Current portion of long term debt	12.6	7.7	26.0	49.4
Trade payables	29.1	29.3	47.9	44.3
Other current liabilities(5)	143.2	145.4	114.3	102.7

Total current liabilities	184.8	182.4	188.2	196.4
Long term debt	13.5	33.7	36.7	42.9
Other non-current liabilities(6)	15.1	18.2	16.6	19.0

Total non-current liabilities	28.6	51.9	53.3	61.9
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares, issued: 51,347,538, 50,588,044, 50,078,881 and 44,443,726 shares each as at March 31, 2014, March 31, 2013, March 31, 2012 and March 31, 2011, respectively)	8.0	7.9	7.8	7.0
Share premium	276.6	269.3	263.5	211.4
Other shareholders’ equity (7)	40.3	23.4	12.3	46.1

Total shareholders’ equity	325.0	300.6	283.7	264.4

Total liabilities and equity	$538.4	$534.9	$525.2	$522.7

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2014	2013	2012	2011
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$502.6	$460.3	$474.1	$616.3
Gross profit as a percentage of revenue	34.8%	32.4%	28.1%	20.5%
Operating income as a percentage of revenue	9.8%	6.5%	5.9%	4.8%
Non-GAAP Financial Data:
Revenue less repair payments(8)	$471.5	$436.1	$395.1	$369.4
Gross profit as a percentage of revenue less repair payments	37.1%	34.2%	33.7%	34.2%
Operating income as a percentage of revenue less repair payments	10.5%	6.9%	7.1%	8.0%
Operating Data:
Number of employees (at year end)	27,020	25,520	23,874	21,523

Notes:

(1)	During fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue, respectively, resulting in lower revenue and cost of revenue. The contract re-negotiation process is ongoing and aimed at simplifying our accounting requirements.
(2)	Includes the following share-based compensation amounts:

	For the year ended March 31,
	2014	2013	2012	2011
	(US dollars in millions)
Cost of revenue	$1.3	$1.0	$1.0	$0.7
Selling and marketing expenses	$0.6	$0.4	$0.4	$0.2
General and administrative expenses	$5.0	$3.9	$3.9	$2.3

(3)	Consists of funds held for clients, derivative assets and prepayments and other current assets.
(4)	Consists of non-current portion of derivative assets and other non-current assets.
(5)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, short term line of credit, deferred revenue, current taxes payable and other liabilities.
(6)	Consists of non-current portion of derivatives liabilities, pension and other employee obligations, deferred revenue, deferred tax liabilities and other non-current liabilities.
(7)	Consists of retained earnings and other components of equity.
(8)	Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client (whose contract with us has been terminated with effect from April 18, 2012) as discussed below in “Part I — Item 5. Operating and Financial Review and Prospects — Overview” and notes to our consolidated financial statements included elsewhere in this annual report. The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2014	2013	2012	2011
	(US dollars in millions)
Revenue (GAAP)	$502.6	$460.3	$474.1	$616.3
Less: Payments to repair centers(a)	31.1	24.1	79.1	246.9

Revenue less repair payments (non-GAAP)	$471.5	$436.1	$395.1	$369.4

Note:

(a)	Consists of payments to repair centers in our auto claims business (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed below.

We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. For one client in our “non fault” repairs business (whose contract with us has been terminated with effect from April 18, 2012), we provide only repair management services where we wholly subcontract the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluate the financial performance of our business with this client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is, based on revenue less repair payments. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

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

Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on the sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US and its substantial debt burden, the pace of economic recovery in the EU, as well as concerns of slower economic growth in China and India, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit when the US Federal Reserve begins tapering its quantitative easing program. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, the US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the pound sterling appreciated against the US dollar by an average of 0.6% in fiscal 2014 as compared to the average exchange rate in fiscal 2013 and depreciated by an average of 0.9% against the US dollar in fiscal 2013 as compared to the average exchange rate in fiscal 2012. Similarly, the Indian rupee depreciated against the US dollar by an average of 11.0% in fiscal 2014 as compared to the average exchange rate in fiscal 2013, and depreciated by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2014 and 2013, our five largest clients accounted for 36.9% and 37.1% of our revenue and 39.4% and 39.2% of our revenue less repair payments, respectively. In fiscal 2014 and 2013, our three largest clients accounted for 28.9% and 30.8% of our revenue and 30.8% and 32.5% of our revenue less repair payments, respectively. In fiscal 2014, our largest client, Aviva International Holdings Limited, or Aviva, individually accounted for 15.2% and 16.2% of our revenue and revenue less repair payments, respectively, as compared to 16.9% and 17.8% in fiscal 2013, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an online travel agency, or OTA, has, starting in the fourth quarter of fiscal 2014, been moving their customer care and sales processes that have been managed by us to a technology platform managed by another OTA under a strategic marketing agreement entered into between the two OTAs in August 2013. We expect our OTA client’s transition of their processes to the other OTA to be completed by the end of July 2014, after which we will lose most of the business from our OTA client. The portion of the business from our OTA client that we expect to lose upon completion of our OTA client’s transition of their processes to the other OTA represented approximately 4% of our revenue less repair payments in fiscal 2014. The other OTA uses several BPM vendors to manage such processes on their technology platform and we have been approved as one of the other OTA’s providers of BPM services. Although we intend to seek to increase the volume of business we provide the other OTA over time to offset our loss of business from our OTA client, there is no assurance that we will be able to successfully compete with incumbent BPM vendors for the other OTA’s business or on the volume of business that we would be able to obtain from the other OTA. We are therefore unable to determine the magnitude and timing of impact on us resulting from the transition of our OTA client’s processes to the other OTA’s technology platform; the extent to which the loss of business from our OTA client is not offset by new business from the other OTA will reduce our revenue.

Further, in early 2012, as a result of concerns that the UK Competition Commission, or UKCC, may ban the payment of referral fees by accident management companies to claims management companies and insurance companies in the provision of credit hire replacement vehicles and third party vehicle repairs, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ —Concerns over increases in car insurance premiums have led to investigations by the UK competition authority on whether any market practice, such as the payment of referral fees to accident management companies and insurance companies of “non-fault” drivers, restricts or distorts competition in connection with the provision of motor insurance, and also to the recent introduction of new laws banning the payment of referral fees for claims involving personal injury, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.”

Our prior contracts with one of our major clients, Aviva, provided Aviva Global, which was Aviva’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007 it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

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

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2014 and 2013, 36.7% and 35.5% of our revenue, respectively, and 32.5% and 31.9% of our revenue less repair payments, respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 19.5% and 20.5% of our revenue, respectively, and 20.8% and 21.5% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US and its substantial debt burden, the pace of economic recovery in the EU, as well as concerns of slower economic growth in China and India, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit when the US Federal Reserve begins tapering its quantitative easing program. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, the US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, First Magnus Financial Corporation, or FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively.

Further, the uncertainty in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, such as relatively high levels of unemployment. In fiscal 2014 and 2013, 52.8% and 53.3% of our revenue, respectively, and 49.6% and 50.6% of our revenue less repair payments, respectively, were derived from clients located in the UK. During the same periods, 27.3% and 30.5% of our revenue, respectively, and 29.1% and 32.2% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the US). Further, during the same periods, 5.3% and 5.9% of our revenue, respectively, and 5.7% and 6.3% of our revenue less repair payments, respectively, were derived from clients in the rest of Europe. Any further weakening of the European or US economy will likely have a further adverse impact on our revenue.

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

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During fiscal 2014, 2013 and 2012, the attrition rate for our employees who have completed six months of employment with us was 33%, 35% and 38%, respectively. While our attrition rate for our employees who have completed six months of employment with us has been declining over the last four fiscal years, we cannot assure you that our attrition rate will not increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

The average Indian rupee to US dollar exchange rate was approximately 60.38 per $1.00 in fiscal 2014, which represented a depreciation of the Indian rupee by an average of 11.0% as compared with the average exchange rate of approximately 54.38 per $1.00 in fiscal 2013, which in turn represented a depreciation of the Indian rupee by an average of 13.5% as compared with the average exchange rate of approximately 47.93 per $1.00 in fiscal 2012. The average pound sterling to US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2014, which represented an appreciation of the pound sterling by an average of 0.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2013, which in turn represented a depreciation of the pound sterling by an average of 0.9% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2012.

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

Since we were founded in April 1996, and especially since Warburg Pincus acquired a controlling stake in our company in May 2002, we have experienced growth and significantly expanded our operations. Our employees have increased to 27,020 as at March 31, 2014 from 15,084 as at March 31, 2007. In January 2008, we established a new delivery center in Romania, which we expanded in fiscal 2011. Our subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. In fiscal 2013 we opened new facilities in Poland and Vishakhapatnam, or Vizag. In fiscal 2014, our new facilities in China and Sri Lanka became operational. We also expect our delivery center in South Carolina, US to be fully operational in fiscal 2015. We now have delivery centers across 10 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. Further, in February 2011, we received in-principle approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirappalli Navalpattu, special economic zone, or SEZ, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited, or ELCOT for setting up delivery centers in the future. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Latin America.

We have also completed numerous acquisitions. For example, in June 2012, we acquired Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012, which increased to 2,524 people as at March 31, 2014. In July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) the Aviva master services agreement with Aviva MS pursuant to which we are providing BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of Aviva. Through our acquisition of Aviva Global, we also added three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008.

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

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In June 2012, we acquired Fusion, a leading BPM provider with two delivery centers in South Africa. In May 2012, we announced our plans to establish a new delivery center in South Carolina in the US. We expect this new delivery center to be fully operational in fiscal 2015. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional onshore delivery centers in the US and offshore delivery centers in Africa, the Asia Pacific and Latin America, which may involve expanding into countries other than those in which we currently operate. We have limited prior experience in operating onshore delivery centers in the US. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

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

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated), for more information, see “ — Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations”;

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.

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

Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2014 and 2013, it is possible that, in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

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

A number of aspects of the motor insurance sector are currently under review in the UK. The UK Office of Fair Trading, or the OFT, has conducted a market study of the UK private motor insurance market to investigate increases in car insurance premiums over the past two years. The study focused on the provision of repairs and replacement vehicles to drivers involved in road traffic accidents which were not their fault (or “non-fault” drivers). The OFT has provisionally decided that there are reasonable grounds to suspect that credit hire replacement vehicle arrangements and third party vehicle repair arrangements for “non-fault” drivers are two factors that may be driving up insurance premiums. The OFT’s market study has provisionally found that the practice of the payment of referral fees by accident management companies to claims management companies and insurance companies in the arrangements for the provision of credit hire replacement vehicles and third party vehicle repairs to “non-fault” drivers appear to be inflating the cost of insurance claims. As a result, the OFT referred the matter to the UKCC for a more detailed investigation. In its provisional findings published on December 17, 2013, the UKCC has provisionally found, among other things, that various practices and conduct of the parties managing non-fault drivers’ claims contribute to higher costs to at-fault insurers and mean that consumers pay higher motor insurance premiums. The UKCC has published a notice of possible remedies which sets out possible actions which the UKCC might take in order to remedy, mitigate or prevent the detrimental effects on consumers, which includes, among others, the prohibition of referral fees, and invites comments on such possible actions from interested persons. The UKCC is expected to publish its final report by September 27, 2014.

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

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process management industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation”. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

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

The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2015 (including work orders/statement of works that will expire on or before March 31, 2015 although the related master services agreement has been renewed) represented approximately 15.9% of our revenue and 16.0% of our revenue less repair payments from our clients in fiscal 2014. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ — Concerns over increases in car insurance premiums have led to investigations by the UK competition authority on whether any market practice, such as the payment of referral fees to accident management companies and insurance companies of “non-fault” drivers, restricts or distorts competition in connection with the provision of motor insurance, and also to the introduction of new laws banning the payment of referral fees for claims involving personal injury, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.” In addition, one of our top five clients by revenue contribution in fiscal 2014 and 2013 an OTA, has starting in the fourth quarter of fiscal 2014, been moving their customer care and sales processes that have been managed by us to a technology platform managed by another OTA under the strategic marketing agreement entered into between the two OTAs in August 2013. We expect our OTA client’s transition of their processes to the other OTA to be completed by the end of July 2014, after which we will lose most of the business from our OTA client. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

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

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we also deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2014 and 2013, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

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

We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process management and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Technological changes include the development of complex automated systems for the processing of transactions that are formerly labor intensive, which may reduce or replace the need for outsourcing such transaction processing.

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

We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling and marketing expenses and general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.

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

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, our subcontractor’s delivery center in China, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

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

Fraud and significant security breaches in our or our clients’ computer systems and network infrastructure could adversely impact our business

Our business is dependent on the secure and reliable operation of our information systems, including those used to operate and manage our business and our clients’ information systems, whether operated by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to misappropriate confidential client data and used such confidential data to record fraudulent transactions. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Accordingly, we may have significant liability arising from such fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Our business also requires the appropriate and secure utilization of client and other sensitive information. We cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our client’s network to steal data or to seek sensitive information. Any intrusion into our network or our client’s network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. In June 2012, we acquired Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012 which increased to 2,524 people as at March 31, 2014. We cannot assure you that we will be able to successfully integrate Fusion’s business operations with ours, or that we will be able to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share or achieve accretive benefits from our acquisition of Fusion.

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

As at March 31, 2014, we had goodwill and intangible assets of approximately $85.7 million and $67.2 million, respectively, which primarily resulted from the purchases of Fusion, Aviva Global, BizAps, Chang Limited, Flovate, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services Private Limited, or WNS Global. Of the $67.2 million of intangible assets as at March 31, 2014, $56.8 million pertain to our purchase of Aviva Global. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded a significant impairment charge to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $56.8 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2014, 2013 and 2012 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

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

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to a Jersey income tax rate of 0%. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Various other factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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

In fiscal 2014, 2013 and 2012, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $1.7 million, $0.8 million and $1.7 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2014, 2013 and 2012, respectively, if the tax holidays and exemptions as described below had not been available for the respective years.

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

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India, or STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 33.99%.

Further, in 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 until fiscal 2026.

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

Since fiscal 2008, we have become subject to minimum alternate tax, or MAT, and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2014 and 2013, we have offset $5.7 million and $1.3 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

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

Our subsidiary in the Philippines, WNS Global Services Philippines, Inc., was also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2014. We have applied to the Philippines Economic Zone Authority for an extension of this tax exemption. During fiscal 2013, we started operations in a delivery center in the Philippines which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing annual tax rate, which is currently 30.0%.

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

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code, 2013, is intended to replace the Indian Income Tax Act, 1961. The Direct Taxes Code, if enacted, proposes to render the existing profit based incentives for SEZ units unavailable for operations that become operational after March 31, 2015. Further, under the Direct Taxes Code, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2012, has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is expected to be effective April 1, 2015, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

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

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2011 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,880.7 million ($48.1 million based on the exchange rate on March 31, 2014) in additional taxes, including interest of 1,047.5 million ($17.5 million based on the exchange rate on March 31, 2014).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2014, we have provided a tax reserve of 906.6 million ($15.1 million based on the exchange rate on March 31, 2014) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5. Operating and Financial Review and Prospects — Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,467.3 million ($41.2 million based on the exchange rate on March 31, 2014) in additional taxes, including interest of 769.9 million ($12.9 million based on the exchange rate on March 31, 2014). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2014, corporate tax returns for fiscal years 2011 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.8 million based on the exchange rate on March 31, 2014) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process management industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Most of our delivery centers operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. For example, the lease for the property that houses our operations at Weikfield in Pune has expired and we are continuing our tenancy on an “at-will” basis. Accordingly, the landlord could cancel the lease with minimal notice. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. For example, we have entered into letters of intent in connection with entering into new leases for new premises in Gurgaon. We intend to transfer our operations from Infinity Towers to such new premises. As a result, our lease for the premises at Infinity Towers A and B has only been extended up to July 2014. However, we have experienced delays in executing the leases for the new premises on account of delays in receiving SEZ approval for the new premises. The letters of intent governing the leases for the new premises will automatically terminate if definitive lease agreements are not executed on or prior to May 17, 2014. If we are unable to execute the definitive lease agreements prior to the termination of the letters of intent, we may need to obtain another lease in a short time period. In that event, we may be unable to do so on commercially reasonable terms, or at all, which may disrupt our operations and adversely affect our results of operations.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2014, we had 51,347,538 ordinary shares outstanding, including 50,913,991 shares represented by 50,913,991 ADSs. In addition, as at March 31, 2014, a total of 3,029,013 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Third Amended and Restated 2006 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process management;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission, or JFSC, in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 15 Exchange Place, 3rd Floor, Suite 310, Jersey City, New Jersey 07302, US.

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process outsourcing services to third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team. In fiscal 2003, we acquired Town & Country Assistance Limited, a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing. We subsequently rebranded the company as WNS Assistance, which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners Inc. (which we merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In March 2008, we entered into a joint venture with ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. and in November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited, or AHA (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired BizAps, a provider of Systems Applications and Products, or SAP ® , solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) the Aviva master services agreement (as varied by the variation agreement entered into in March 2009), pursuant to which we are providing BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of Aviva. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction. In June 2012, we acquired Fusion, a provider of a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. Following our acquisition of Fusion, we have renamed it as WNS Global Services SA (Pty) Ltd.

In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited, or Noida, NTrance Customer Services Private Limited, WNS Customer Solutions (Private) Limited, or WNS Customer Solutions, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. In another restructuring exercise, three of our subsidiaries, First Offshoring Technologies Private Limited, Hi-Tech Offshoring Services Private Limited and Servicesource Offshore Technologies Private Limited, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. In fiscal 2011 and 2012, we restructured and rationalized our UK and US group companies, wherein three of our UK-based non-operating subsidiaries, Chang Limited, Town & Country Assistance Limited and BizAps, were voluntarily dissolved. In the US, two of our subsidiaries, WNS Customer Solutions North America Inc. and Business Application Associates Inc. were merged with and into WNS North America Inc. In fiscal 2012, we also incorporated a new subsidiary in the US, WNS Global Services Inc., and a new branch of WNS (Mauritius) Limited in the Dubai Airport Free Zone, United Arab Emirates, WNS Mauritius Limited ME (Branch), and de-registered our existing subsidiary WNS Global FZE in the Ras-Al-Khaimah Free Trade Zone, United Arab Emirates or UAE. In fiscal 2013 as part of our restructuring activities WNS Philippines Inc. was merged into WNS Global Services Philippines, Inc. and our Costa Rican subsidiary, WNS BPO Services Costa Rica, S.R.L. (formerly known as WNS BPO Services Costa Rica, S.A.), was transferred and is now a subsidiary of WNS North America Inc. In May 2012, WNS Global Services (UK) Limited, or WNS UK, established a branch in Poland, WNS Global Services (UK) Limited (Spółka Z Ograniczoną Odpowiedzialnością) Oddział W Polsce, Gdańsk. In March 2013, we also established a new branch of Business Applications Associates Beijing Ltd. in Guangzhou, China named Business Applications Associates Beijing Limited Guangzhou Branch. In January, 2014, we incorporated a new subsidiary of WNS (Mauritius) Limited in China, WNS Global Services (Dalian) Co. Ltd. Our organizational structure now comprises 22 companies in 16 countries, and three branches in Poland, UAE and China. Of these 22 companies, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under formerly Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), India formed for the purpose of promoting corporate social responsibilities and not considered for the purpose of preparing our consolidated financial statements. In April 2012, we were awarded the Golden Peacock Award for Global Corporate Social Responsibility for 2011-2012 for our contribution through WNS Cares Foundation towards education of under privileged children.

We are headquartered in Mumbai, India, and we have client service offices in Dubai (United Arab Emirates), New Jersey (US), New South Wales (Australia), London (the UK), and Singapore and delivery centers in San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik, Pune and Vizag (India), Manila (the Philippines), Gydnia (Poland), Bucharest (Romania), Cape Town and Johannesburg (South Africa), Colombo (Sri Lanka), Ipswich, Manchester and Mansfield (the UK), and Columbia, South Carolina (the US) and Guangzhou (China).

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

Our capital expenditures in fiscal 2014, 2013 and 2012 amounted to $19.6 million, $21.2 million and $21.2 million respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2015 to be between $25.0 million to $30.0 million, a significant amount of which we expect to spend on infrastructure build-out and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2014, we had commitments for capital expenditures of $3.6 million relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $1.4 million in South Africa, approximately $1.2 million in India, approximately $0.6 million in the UK, approximately $0.5 million in Europe (excluding the UK) and approximately $0.2 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, nearshore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, as well as to our subcontractor’s delivery center in China, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our clients’ business processes and to offer customized solutions designed to solve their business challenges. The major industry verticals we currently focus on are insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods, or CPG, media and entertainment and telecommunication or telecom; utilities; consulting and professional services; banking and financial services; healthcare; shipping and logistics; and public sector industries.

Our portfolio of services includes industry-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including contact center, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

We monitor our execution of our clients’ business processes against multiple performance parameters, and we aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We aim to build long-term client relationships, and we typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2014, 76 and 70 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively. In fiscal 2013, 72 and 68 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively.

As of March 31, 2014, we had 27,020 employees executing approximately 700 distinct business processes for our 266 clients.

In fiscal 2014, our revenue was $502.6 million, our revenue less repair payments was $471.5 million and our profit was $41.6 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments and a reconciliation of our revenue less repair payments to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

Companies are outsourcing a growing proportion of their business processes in order to reduce costs, increase process quality, increase flexibility, and improve business outcomes. Companies have shifted their BPM requirements from simpler processes such as call center related activities to a wider range of more complex business processes, including finance and accounting, research and analytics and industry-specific solutions. Companies are also asking their BPM providers to deliver higher-value services, such as process re-engineering and transformation services, which increase competitive advantage and have an impact on revenues as well as profits. In order to provide complex services and transformational capabilities, providers must increasingly leverage technology platform solutions, analytics and industry-specific knowledge to deliver improved business processes and business outcomes. These companies are also asking for more flexible business models that align the interests of the provider with those of the company. Transaction and outcome-based engagements are two examples of such models. Many companies are outsourcing to offshore locations such as China, India and the Philippines to access a large, high quality and cost-effective workforce. They are also outsourcing to nearshore and onshore locations across the globe to mitigate risks and to take advantage of language capabilities and cultural alignment. We are a leading global provider in the BPM industry and believe that we are well-positioned to benefit from these outsourcing trends with our blend of onshore, nearshore and offshore delivery capabilities.

The global business process management industry is a large and growing industry. According to the IDC 2014 Report, the revenue for the worldwide BPO market is estimated to grow from $167.4 billion in 2013 to $220.1 billion in 2018.

The following chart sets forth the estimated growth in revenue and growth generated from worldwide BPO services:

Source: IDC Market Review, Worldwide and U.S. Business Process Outsourcing Services 2014-2018 Forecast

Note: Years ending March 31

Business process management typically requires a long-term strategic commitment for companies. The processes that companies outsource frequently are complex in nature, and tightly integrated with their core operations. These processes require a high degree of customization and, often, a multi-stage outsource transfer program. Companies therefore would incur high switching and other costs to transfer these processes back to their internal operations or to other business process outsourcing providers, whether onshore or offshore. As a result, once a business process outsourcing provider gains the confidence of a client, the resulting business relationship usually is characterized by multi-year contracts with predictable annual revenue.

Given the long-term, strategic nature of these engagements, companies undertake a rigorous process in evaluating their business process management provider. Based on our experience, a client typically seeks several key attributes in a business process management provider, including:

•	Domain knowledge and industry-specific expertise;

•	Process expertise across horizontal service offerings;

•	Ability to innovate, add new operational expertise and drive down costs;

•	Demonstrated ability to execute a diverse range of mission-critical and often complex business processes;

•	Analytical capabilities to deliver actionable business insights;

•	Technology-enabled services and solutions;

•	Global presence via onshore, nearshore and offshore delivery centers;

•	Capability to scale employees and infrastructure without a diminution in quality of service; and

•	Established reputation and industry leadership.

As the business process management industry evolves further, we believe that industry-specific knowledge, higher-value process expertise, analytical capabilities, technology-enabled solutions, a global delivery platform, scale, reputation and leadership will become increasingly important factors in this selection process.

We believe that non-linear pricing models which allow BPM providers to price their services based on volume of transactions processed or the value delivered to companies will replace, in certain engagements, pricing models that are primarily based on headcount (often referred to as full-time equivalents, or FTEs), as companies look to align revenues and costs by paying for the value delivered to them rather than the efforts deployed to provide the services to them. Non-linear pricing models therefore create the incentive for BPM providers to improve the productivity of their employees, increase the use of technology and improve the overall efficiency of their operations.

Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading global provider of BPM services:

Well positioned for the evolving BPM market

The BPM industry, which started with the first wave of outsourced processes, such as call center customer service activities, has now expanded to include higher-value services that involve process re-engineering, management of mission-critical operations and business transformation. We believe that as companies have become more experienced with outsourcing, they generally look to outsource an increasing number of processes and to outsource increasingly complex and more vertical-specific processes. We believe that our industry-specific expertise, comprehensive portfolio of complex services, transformation capabilities, technology-enabled solutions and customer-centric approach position us at the forefront of the evolving BPM market. In addition, as companies increasingly look to diverse global delivery locations for their BPM services to mitigate risk and leverage language capabilities and cultural alignment, we believe we are well positioned to benefit from this trend with our blend of onshore, nearshore and offshore delivery capabilities.

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

We have received numerous recognitions for our industry leadership. Our 2013 awards and recognitions are set forth below:

General:

•	Induction into the World Economic Forum’s Global Growth Companies Community

•	Golden Peacock Global Business Excellence Award, 2013

•	Business Process enabling South Africa (BPeSA) BPO Awards: Honored with five prestigious BPeSA Awards for Job Creation, Community Spirit and Skills Development, Best Manager and Best Team Leader

•	WNS Group CEO, Keshav R. Murugesh, recognized with the 2013 CA Business Leader Award in the Corporate Sector by the Institute of Chartered Accountants of India

Insurance:

•	Everest Group’s 2013 Insurance BPO PEAK Matrix – Positioned as a ‘Leader’

•	NelsonHall NEAT Rankings—Ranked as ‘Leader’ in Insurance Life Annuity &Pensions BPO and Social Media Services

•	NelsonHall NEAT Assessment for Overall Property and Casualty (P&C) BPO – Ranked as ‘Leader’

Finance & Accounting:

•	Gartner 2013 Magic Quadrant for F&A BPO—Positioned in the “Leaders” Quadrant

•	HfS Research – Recognized as ‘High Performer’ in Finance and Accounting BPO

Customer Care:

•	7th Annual Stevie Awards – Awards for ‘Customer Service Management Team of the Year’, ‘Telesales Team of the Year’, and ‘Contact Center of the Year’

•	Contact Center World Awards APAC, 2013—Gold Award for the ‘Best in Customer Service’

•	Contact Center World Annual Awards, 2013—Recognized as ‘Best in Customer Service’

HRO:

•	Everest Group’s 2013 MPHRO PEAK Matrix—Positioned as an ‘Emerging Player’

Technology:

•	The CIO100 Infrastructure Evolution Futurist Award, 2013

•	The EMC Transformers Award 2013

Quality:

•	The National Institute of Quality & Reliability Award in the DMAIC (Define, Measure, Analyze, Improve and Control)

Learning and Development:

•	The CUBICSM Award for the ‘Best New Corporate University 2013’ to the WNS Learning Academy

Corporate Social Responsibility:

•	The Golden Peacock Global Award for Corporate Social Responsibility, 2013

•	The Asia Responsible Entrepreneurship Award, 2014 for ‘Social Empowerment’

Comprehensive portfolio of complex services, higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to evolve away from reliance on services that are less integral to our clients’ operations, such as commoditized voice services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer higher-value services such as finance and accounting services, research and analytics services, transformation services and technology-enabled solutions, which are designed to help our clients to identify business and process optimization opportunities and leverage our industry and process expertise, technology solutions and analytics capabilities.

We have also developed and continue to develop technology-enabled solutions that utilize our proprietary software and licensed software in conjunction with our core business process management services. These integrated, technology-enabled solutions allow us to offer higher value, differentiated services which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software platforms and expertise with our service capabilities to deliver business solutions to the marketplace. We believe these technology-enabled solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

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

Proven global delivery platform

We deliver our services from 34 delivery centers around the world, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, as well as through a subcontractor’s delivery center in China. Our ability to offer services delivered from onshore, nearshore and offshore locations, benefits our clients by providing them with high-quality services from scalable, efficient and cost-effective locations based on their requirements and process needs. It also provides our clients with the benefits of language capabilities, cultural alignment and risk mitigation in their outsourcing programs.

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

We have also adopted a client-centric sales model, which is tightly integrated with our vertical organizational structure. Strategic client accounts are assigned a dedicated client partner from our team who is responsible for managing the day-to-day relationship. The client partner is typically a seasoned resource with deep domain experience, who works directly from the client’s local offices. Within our company, the client partner is aligned with a specific vertical, and directly manages sales resources responsible for expanding client relationships (farmers). The client partner is responsible for driving business value to our clients, ensuring quality of delivery and customer satisfaction, and managing account growth and profitability.

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

We focus on delivering our client processes effectively on an ongoing basis. We have invested in a quality assurance team that helps us to satisfy the International Standard Organization, or ISO, 9001: 2000 standards for quality management systems, and applies Six Sigma, a statistical methodology for improving consistency across processes, and other process re-engineering methodologies such as LEAN to further improve our process delivery.

Extensive investment in human capital development

We have established the WNS Learning Academy, which provides ongoing training to our employees for the purpose of continuously improving their leadership and professional skills. We seek to promote our team leaders and operations managers from within, thereby offering internal advancement opportunities and clear long-term career paths.

As part of their development, we have launched programs for our front line managers and top talent to help them improve their performance in their current roles and to develop new skill sets to enable them to take on new roles. These programs include our business intervention program “TransforME”, a top talent program for our employees in senior leadership roles.

We have put in place our New Leadership Competency framework, which serves as a tool to help leaders measure the skill sets and behavioral patterns required by them and their teams to excel in the current and future roles.

In addition, we create individual development plans for our top talent based on inputs from our line managers and business units heads to help further their career development.

Our aim is to develop a truly global team, invest in high-growth opportunities and increase our employees’ sales effectiveness in farming and hunting while leveraging on technology to create a learning organization.

Experienced management team

We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. Members of our executive and senior management team have, on average, over 20 years of experience in diverse industries, including in the business process and information technology outsourcing sector, and in the course of their respective careers have gathered experience in developing long-standing client relationships, launching practices in new geographies, developing new service offerings and successfully integrating acquisitions.

Business Strategy

Our objective is to strengthen our position as a leading global business process management provider. To achieve this, we will seek to increase our client base, expand our existing relationships, further develop our industry expertise, enhance our value proposition to our clients, develop new business services, enhance our brand, develop technology-enabled services and solutions, expand our global delivery platform and make selective acquisitions.

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

Increase business from existing clients and add business from new clients

We have organized our company into vertical business units to focus on each of the industries that we target and to more effectively manage our clients’ business processes and to offer customized solutions designed to solve their business challenges. We have expanded our sales force, from 68 members as at March 31, 2012 to 78 members as at March 31, 2014, in order to provide broader sales coverage and to add management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (farmers) and another focused on seeking new clients (hunters).

We seek to expand our relationships with existing clients by identifying additional processes that can be transferred to our global delivery centers, cross-selling new services, adding technology-based offerings and expanding into other lines of business and geographies within each client. Our account managers and client partners have industry-specific knowledge and expertise and are responsible for maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new outsourcing opportunities. As a result of this strategy, we have built a strong track record of extending the scope of our client relationships over time.

For new clients, we seek to provide value-added solutions by leveraging our deep industry knowledge, process expertise and transformation solutions. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities as they arise.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process management practices in various industries and business sectors. We intend to leverage our knowledge of the insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; and banking and financial services industries, with additional focus on the consulting and professional services; utilities; healthcare; shipping and logistics; and public sector industries to penetrate additional client opportunities within these industries. To complement our industry-focused approach, we continue to invest in talent and technology platforms with the goal of expanding our business and acquiring industry specific expertise to improve our service offerings across industries.

Provide higher value added services

We seek to enhance our value proposition to our clients by leveraging our industry-specific expertise; our portfolio of higher-value services such as our finance and accounting services, research and analytics services, transformation services and technology-enabled solutions; and our flexible pricing models. We intend to broaden the scope of our higher-value service offerings to capture new market opportunities.

By delivering a wider portfolio of higher-value services to our clients and migrating them towards transaction- or outcome-based pricing models, we aim to increase the value of our solutions to our clients and enhance the strength, size and profitability of these relationships. In January 2012, we established our Capability Creation Group, which is responsible for facilitating the creation of new solution offerings. These solution offerings help to automate manual processes, solve operational challenges and enhance productivity and efficiencies for client organizations. We intend to continue to expand on capability creation to drive process excellence, technology development, and new solutions and capabilities to address client needs. Currently, 350 professionals make up our Capability Creation Group.

Enhance awareness of the WNS brand name

Our reputation for operational excellence and domain expertise among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth references in the past to scale our business. However, as the size and complexity of the business process management market continue to grow, we are actively increasing our efforts to enhance awareness of the WNS brand in our target markets and among potential employees. To accomplish this, we have established a dedicated global marketing team comprised of experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, publication of articles and white papers, webinars and podcasts, internet and digital marketing techniques, and other initiatives that create enhanced visibility of the WNS brand and establish WNS’ thought leadership in the BPM industry. In addition, we are aggressively targeting BPM industry analysts, sourcing advisors, general management consulting firms, and boutique outsourcing firms, who are often retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications, and aid in the partner selection process.

Expand our delivery capabilities

We currently have 34 delivery centers located in ten countries around the world. We also deliver services through a subcontractor’s delivery center in China. In fiscal 2014, we expanded our delivery capacity by 1,528 seats or approximately 7.0% of our capacity at the end of fiscal 2013. We intend to expand our global delivery capability through additional delivery centers in onshore, nearshore and offshore locations as well through collaborations with other providers. This approach will allow us to offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

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

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, marketing and delivery processes:

•	Insurance;

•	Travel and leisure;

•	Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom;

•	Utilities;

•	Consulting and professional services;

•	Banking and financial services;

•	Healthcare;

•	Shipping and logistics; and

•	Public sector.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), in the areas of customer care (or contact center), finance and accounting, human resource outsourcing, research and analytics, technology and legal services. In addition, our global transformation practice offers higher-value services such as transformation services, which are designed to help our clients modify their business processes to enhance productivity, and manage changes in the business environment and leverage business knowledge to increase market competitiveness. We help clients drive these initiatives with technology-enabled solutions, process re-design including quality initiatives such as Six Sigma or Lean, and business analytics.

To achieve in-depth understanding of our clients’ industries and the geographies in which they operate, we manage and conduct our sales processes in our three key markets — Europe, North America and Asia-Pacific. Our sales teams are led by senior professionals who focus on target industries, processes and clients. Each business unit is staffed by a dedicated team of managers and employees engaged in providing business process management client solutions. In addition, each business unit draws upon common support services from our information technology, human resources, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.

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

Our insurance business vertical includes our auto claims business, consisting of WNS Assistance and AHA, which comprises our WNS Auto Claims BPM segment. We offer a technology-driven model that enables us to handle the entire automobile insurance claims cycle. We offer comprehensive repair management services to our clients where we arrange for the repair of automobiles through a network of repair centers. We also offer claims management services where we process accident insurance claims for our clients. In addition, we provide third party claims handling services including the administration and settlement of property and bodily injury claims while providing repair management and rehabilitation services to our insured and self-insured fleet clients and the end-customers of our insurance company clients. Our service for uninsured losses focuses on recovering repair costs and legal expenses directly from negligent third parties. See “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

As at March 31, 2014, we had 6,294 employees working in this business unit. In fiscal 2014 and 2013, this business unit accounted for 36.7% and 35.5% of our revenue and 32.5% and 31.9% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Insurance – Service Offerings
Agency Services	Policy Administration	Investment Management	New Business Support
Licensing and contracting, correspondence, renewals, terminations, commissions, special compensation, abandoned properties, accounting	Underwriting and underwriting support, policy issue, policy benefits, policy reinstatement and quotes, policy changes, inbound customer service, endorsements, renewals, pre-renewals/ expiry premium, lapses, indexing and logging, specialist line, mid-term changes, motor insurance database updates	Trade compliance, performance measurement, credit research, data management, real estate	Sales, conversion, quote acceptance, cross-selling and up-selling, customer enquiries, exposure assessment, new business data entry, rules-based underwriting, policy issuance

Premium Administration	U.K. Motor Accident Management Provision	Claims	Actuarial Services
Fund applications, refunds, billing, premium mode changes, bank information changes, account reconciliation	First notification of loss, repair management and engineering, liability handling, third party capture, subrogation, non-fault claims management, claims handling process technology	Claim set-up, examination, review, settlement, correspondence, tax compliance, first notification of loss, policyholders and broker claim inquiries, claim notification processing adjustment, endorsements and renewals, claim assessment, negotiation and litigation, recovery check processing, third party claims, subrogation, supplier payments, claims progression, bodily injury claims, delegated authority payments, claims bill payment, claims adjudication, manual claims intervention, transfers and withdrawals, loss adjusting transcription

Life actuarial services: financial reporting and measurement, actuarial systems support and actuarial technical support.

Property and Casualty Services: Product development, underwriting and Pricing; Claims reserving; and marketing and claims analytics

Solvency II services

Proprietary Platform:

Proprietary platform designed to transform business processes ClaimPro — End-to-End Claims Management software TM

Case Study

Our client, a leading insurance provider across life, general and health insurance verticals, wanted a solution to the challenges that it was facing in its management information systems, or MIS, and data analytics function, because of complex and disparate data sources, information silos within the client organization and duplication in reporting.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Establishment of a center of excellence, or CoE: Our team established a CoE to support the client’s MIS function with a blended onshore and offshore team. Our offshore team focused on delivery of services while our onshore team focused on client interaction and management.

•	Analytics resources management: Our team has re-aligned the client’s analytics resources to optimize value and enhance efficiency of these resources.

•	Automation of reporting procedures and data mining: Our team improved efficiencies through the automation of standard reporting procedures and use of technology-driven data mining.

•	Risk management: Our team used key performance indicators and service-level agreements, or SLAs, to manage internal processes and performance to improve risk management and control. Based on the ground knowledge of our onshore team, we were able to build a fraud analytics model for the client.

We have helped our client strengthen and improve its efficiencies in its MIS and data reporting and analytics function. Specific benefits delivered to the client included:

•	Providing actionable intelligence to internal business units based on insights from the CoE, which may be translated into profitable growth;

•	Improved end-to-end accountability for business results and target transformation by jointly leveraging on our and client’s own internal resources; and

•	Improved process efficiencies through consolidation and standardization of processes and rationalization of platforms across the client’s business.

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

As at March 31, 2014, we had 6,242 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2014 and 2013, this business unit accounted for 19.5% and 20.5% of our revenue and 20.8% and 21.5% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Travel and Leisure—Service Offerings
Sales and customer care	Operations	Platform-based	Shared Services
Customer service, sales and reservations, loyalty program management, customer relations, lost baggage tracing and customer support, website navigation, specialty help desk	Fare filing and loading, revenue management, fares and ticketing, queue processing, passenger name record servicing, cargo operations support	Verifare®– Automated web-based fare audit solution	Passenger / cargo revenue accounting and auditing services, corporate finance and accounting, transactional accounting, human resource management, fraud prevention and control, analytics and management information systems, or MIS

Proprietary Platform:

•	Proprietary platform-based service offerings: VERIFARE®, a web-based fare audit platform, and JADE®, a passenger revenue accounting, or PRA, platform.

•	SmartPro – WNS’ proprietary proration engine.

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

Diversified Businesses including Manufacturing, Retail, Consumer Products, Media and Entertainment, and Telecom

We deliver comprehensive BPM services for diversified businesses including manufacturing, retail, consumer products, media and entertainment, and telecom.

As at March 31, 2014, we had 3,494 employees in this business unit. In fiscal 2014 and 2013, this business unit accounted for 14.4% and 15.5% of our revenue and 15.3% and 16.4% of our revenue less repair payments, respectively.

Manufacturing: Our manufacturing team has experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors we serve include:

•	Electronics manufacturers;

•	Metal and mining manufacturers;

•	Medical equipment manufacturers;

•	Surgical equipment and vision care product manufacturers; and

•	Building and construction product manufacturers.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Manufacturing—Service Offerings
Supply Chain Management	Logistics	Sales, Marketing and Customer Care	Operations	Shared Services
Supplier management and analysis, sourcing support, market intelligence, spend analytics	Logistics management, scheduling and planning analytics, market intelligence, MIS and reporting	Service delivery, customer feedback management, telemarketing, customer order support, market research, acquisition analysis, retention analysis, marketing effectiveness	Fault management, change management, chronic and root cause analysis reporting, sales performance reports, store planning, market intelligence, e-marketing	Billing queries, marketing analytics support, billing support, debt collection

Retail and Consumer Products: Our retail and CPG team offers services that leverage on our proprietary tools and methodologies that are designed to help our clients improve customer service, optimize marketing expenditures, reduce operational costs and streamline processes through efficiency, quality and productivity improvements.

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

The following graphic illustrates the key areas of services provided to clients in this business unit:

Retail and Consumer Packaged Goods—Service Offerings
Strategy Solutions	Customer Service Solutions	Supply Chain Solutions	Revenue Management Solution	Global Back-office Solution
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, power brand strategy, marketing spending optimization	Multi-channel (phone, e-mail, fax, website, social media) customer relationship management to enhance multi-channel customer experience	Retailer-supplier collaboration for demand-driven supply chain and retail execution management window, supply intelligence, supplier performance and risk monitoring, contract management. supply chain orchestration – global trade shared services, trading partner helpdesks, logistics	Transaction and interaction-based campaign strategies, loyalty management, credit control and collections	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources, or HR, IT, indirect procurement; end-to-end low cost shared services for transaction processes and virtual centers of excellence, or CoEs. for specialized services (tax, internal audit, IT architecture)

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

The following graphic illustrates the key areas of services provided to clients in this business unit:

Media and Entertainment—Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions	Customer Service Solutions	Global Back-office Solution
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization

Digital operations solutions to help companies successfully expand into the digital business.

Royalty management solutions to help clients manage rights and royalties in the new media as well as the traditional media

		Seamless integration of traditional and digital product sales, marketing and distribution to enable client to roll out timely innovative pricing / packaging strategies	Trans-channel customer relationship management to enhance multi-channel customer experience	Simplified, shared global self-sufficient organization model with local business partners for finance and accounting, human resources, information technology and indirect procurement; end-to-end low cost shared services for transaction processes and virtual CoEs for specialized services (tax, internal audit, IT architecture)

Telecom: Our experience in consolidating and centralizing the functions of our telecommunications clients with built-in variable capacity to meet business requirements helps us deliver business value. We offer analytics, optimization, domain and process expertise.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Telecommunications—Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and customer relationship management (CRM)	Sales and Contracts Administration
Order entry, order fulfillment, contract management, lead generation, outbound sales, sales analytics, cross-selling and up-selling analytics	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, multi-vendor tracking, order tracking, proactive order management, test delivery conformance, billing, data management (forms, administration)	Inbound contact center, logging and monitoring service requests, directory publishing, churn analysis and support, usage analytics, CRM analytics, collection analytics, traffic routing planning, web correspondence, network utilization reporting and analytics	Telemarketing, inside sales, pricing and contract preparation, sales order taking, ordering support, inbound contact center

Proprietary Platform:

Proprietary platform-based service offering: research and analytics solution platform WADESM.

Case Study

Our client, a leading manufacturer and supplier of electronics and information technology products for consumer and professional markets worldwide, wanted to centralize its procurement function by having one procurement hub and unify the procurement processes for all of its 27 European operations.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Establishment of procurement hub: Our team centralized the procurement function of all 27 business entities by establishing one procurement hub that manages all of the client’s procurement needs in Europe and delivers cost-savings for the client by leveraging on the client’s overall spend and scale.

•	Unified procurement processes: Our team has unified the client’s procure-to-pay process by implementing SAP ® SRM software and a “no purchase order, no pay” system whereby vendor invoices must refer to a valid SAP ® SRM purchase order number in order to be paid.

•	Supplier Master Data Management: Our team has put in place processes to find, collect, harmonize and aggregate supplier master data to ensure consistent data is utilized.

•	Supplier rationalization: Our team has helped the client to simplify its business operations and realize cost reductions by rationalizing its existing supplier network.

•	Establishment of a multi-lingual procurement helpdesk: Our team established a procurement helpdesk to efficiently resolve procurement-related queries which operated in seven different languages to cater to the geographical diversity of the client’s operations.

We helped our client to simplify its business operations and reduce costs in its procurement function. Specific benefits delivered to the client included:

•	Increased managed spend;

•	Improved spend visibility; and

•	Improved compliance with procurement policies.

Consulting and Professional Services

We set up our consulting and professional services, or CPS, business unit in 2011 to cater to the growing needs of the consulting and professional services industry. Our CPS has a strong India presence coupled with global delivery capabilities, which allows us to serve a diverse and large global client base.

Our CPS business unit currently provides our clients with cross industry, end-to-end services in research and analytics, finance and accounting, customer care, legal services and transformation solutions.

The consulting and professional services sectors we serve include:

•	Information service providers;

•	Research and consulting firms;

•	Real estate firms;

•	Executive search firms;

•	Market research firms;

•	Market service providers; and

•	Legal services firms.

As at March 31, 2014, we had 1,484 employees in the business unit. In fiscal 2014 and 2013, this business unit accounted for 6.8% and 6.9% of our revenue and 7.2% and 7.3% revenue less repair payments, respectively.

The following graphic illustrates the key areas of services delivered to each target segment in this business unit:

Consulting and Professional Services—Service Offerings
Information Service Providers	Research and Consulting Firms	Real Estate Firms	Executive Search Firms
Content sourcing, analysis and product creation, content and product management	Sales and marketing, business research, data services, analysis, business services	Strategy support, sales and marketing, research support, analytics and insights, data services, business services	Executive search support, client services and business development, consulting, database support

Market Research Firms	Market Service Providers	Legal Services Firms
Research design support, survey management, data management and processing, reporting and data visualization, market research analytics, project management, advisory	Industry, company and product research support, market research operations, market research analytics, shopper and CRM analytics, advertising / digital analytics, data management and insights, content management (website and creative support), WNS shared service offering	Legal support, business research, pitch support, directory / award submission

Case Study

Our client, a leading retail consulting firm engaged in providing customer data analysis, wanted to establish an offshore hub to assist its onshore team in campaign management, data management and reporting jobs using analytics platforms and applications such as Statistical Analysis System, or SAS, Visual Basic for Applications, or VBA, and Structured Query Language, or SQL. Our client also wanted to encourage global efficiencies and best practices by the offshore hub, which challenged the client’s existing business culture.

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

Healthcare

We deliver end-to-end BPM services across the healthcare industry value chain. We offer health information management, or HIM, coding (including current procedural technology, or CPT, and international classification of diseases, ICD-9), medicare and medical claim processing, revenue management related processes and Health Insurance Portability and Accountability Act, or HIPAA, compliance.

The healthcare industry segments we serve include:

•	Durable medical equipment manufacturers;

•	Third party billing service providers;

•	Third party administrators;

•	Payers and providers of pharmaceutical products;

•	Providers for utilization management and case management services; and

•	Providers of workers compensation, medical management and disability solutions.

As at March 31, 2014, we had 1,569 employees in this business unit. In fiscal 2014 and 2013, this business unit accounted for 5.1% and 6.5% of our revenue and 5.4% and 6.9% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to client segments in this business unit:

Healthcare—Service Offerings
Providers	Payer	DME Manufacturers	Enterprise Shared Services	Pharmaceutical and Consumer Health
Revenue cycle management, medical coding, bill preparation, receivables management, payment posting, debt analysis	Claims administration, member and provider services, clinical support, overpayment recovery, fraud detection and investigation	Billing and submissions, fulfillment support, collections, patient services, collection analytics	Finance and accounting, workflow / platforms, research and analytics (knowledge process outsourcing), technology solutions, front-end / mailroom, contact center	Competitive intelligence, pipeline analysis, product profiling, key performance indicators or KPI reporting, epidemiology analysis, market opportunity assessment, social media analysis

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

Through our efforts, we improved our client’s revenue cycle operations, which in turn led to an increase in collections, an acceleration of cash flow and an improvement in customer service. Specific benefits delivered to the client included:

•	Improvement in the order-to-bill process and development of modifications with enhanced collection speed using Six Sigma tools and IT enhancements;

•	Establishment of an analytics-driven collections strategy that has led to an increase in collections;

•	Dashboards that created significant visibility into detailed lead indicators and drivers; and

•	Reduction in costs associated with billing.

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

As at March 31, 2014, we had 2,256 employees working in this business unit. In fiscal 2014 and 2013, this business unit accounted for 6.5% and 5.5% of our revenue and 7.0% and 5.9% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Banking and Financial Services—Service Offerings
Banking Operations	Asset Management and Brokerage Services	Investment Banking	Lending Services
Check processing, lock-box processing, automated clearing house processing, adjustments and record retrievals, new account setup and maintenance, credit card operations, suspicious activity reports and fraud operations	Account setup and maintenance, broker and advisor support services, customer services, transfer agency related processing, portfolio administration, investment research	Pitch books, company profiles and financial analysis, financial models, forecast and updates, research reports preparation and authoring, business intelligence and analysis	Loan origination and processing, loan underwriting, loan closing and funding, post-closing and due-diligence, loan servicing

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

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Underwriting support: Our team provided the client with support in its bank loans underwriting function.

•	Research support and development of new products: Our team provided research support searches and has also designed and developed several new products for the client such as a weekly macroeconomic newsletter, which was distributed to its external clients.

•	Establishment of standardized calculation approach: Our team implemented a standardized approach for calculating key financial metrics that are used in client’s operations.

•	Monitoring exposures: Our team provided structured credit process updates and monitored collateralized debt or loan obligations deals where the client had interest or exposure.

Through our processes we have delivered the following benefits to our client:

•	Increased product coverage;

•	Created a sustainable offshore business model; and

•	Improved efficiencies and consistency of results with standardized approach.

Utilities

Our utilities team offers end-to-end solutions, which utilize our technology platforms and sophisticated analytical tools that allow utilities companies to transform their operations and thereby gain a competitive edge in the market place.

The key energy and utilities industry sectors we serve include:

•	Oil and gas;

•	Electricity; and

•	Renewable energy.

As at March 31, 2014, we had 2,382 employees working in this business unit. In fiscal 2014 and 2013, this business unit accounted for 7.8% and 6.6% of our revenue, and 8.3% and 7.0% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Utilities—Service Offerings
Sales Management	Customer Financial Management	Meter Operations and Billing	Supply Chain and Distribution Management	Customer Service Management
Campaign management, sales management, account and contact management, integrated sales planning and analysis	Receivables and collections management, reconciliation, bill disputes and clients queries	Customer billing, management of prepaid accounts, billing of unmetered services	Order provisioning and order management, sales and contract administration, technical support help desk, Import and export documentation management, freight bill auditing services, procurement support services	Service order management, service contract, complaints and requests management, electronic customer services, account management, contract management

Case Study

Our client, a leading gas and electricity provider in the UK and the US, wanted to fuel its growth by improving its customer service levels and increase customer satisfaction while reducing its operational costs.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Customer care process management: Our team handled customer care processes including interacting with the client’s customers through e-mail, white mail and telephone calls and helped the customer cope with increased customer interaction volumes.

•	Customer management system: Our team also managed billing exceptions to ensure correct bills were generated for the client.

•	Process management: Our team helped the client implement its first SAP® platform and developed guidelines to enhance process management.

Through our processes we have delivered the following benefits to our client:

•	Reduction in backlogs;

•	Reduction in customer complaints;

•	Increased customer satisfaction; and

•	Improved debt recovery rates through transformation of the tariff and measurement system.

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

The key shipping and logistics industry sectors we serve include:

•	Global courier companies;

•	Non-vessel operating common carriers and forwarders;

•	Container shipping liners;

•	Trucking records management companies; and

•	Bulk and tanker carriers.

As at March 31, 2014, we had 1,444 employees working in this business unit. In fiscal 2014 and 2013, this business unit accounted for 2.9% and 2.6% of our revenue, and 3.1% and 2.8% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Shipping and Logistics – Service Offerings
Sales and Trade Management	Customer Service	Documentation	Operations	Finance
Tariff update, rate quotes, global tender management, sales reports and analytics, freight bookings, yield analysis, service contract and rate agreement maintenance	Customer help desk, e-commerce registration, service or rate enquiries, pre-advice and arrival notifications, cargo claims, booking desk, contact center, customer and data file administrator	Bill of lading and airway bill management, freight corrections and reporting, billing and invoicing, freight audit, data transmission, advance manifest information, customs and port compliance	Purchase order creation, driver logs and fuel tickets, global tracking, equipment control, terminal operations, trans-shipment and cross docking, schedule maintenance, routing – creation and maintenance, stowage planning, hazardous cargo approvals	Accounts payable, accounts receivable, credit and collections, vendor help desk, detention and demurrage reporting, cost reporting, audit and vendor reconciliation, general ledger or bank reconciliation, management reporting

Case Study

Our client, a leading global air express and courier company, wanted to standardize its finance and accounting function, specifically those relating to its “Ship-to-Collect” process across the Europe, Middle East and Africa region.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Bill manifesting: Our team handled manifesting of airway bills, indexing and classification of supporting documents.

•	Billing: Our team manually rectified errors and released airway bills to generate freight, duties and taxes for invoices that fail the auto-billing process.

•	Invoice adjustment: Our team handled the resolution of billing disputes as well as necessary adjustment to billing entries.

•	Cash application: Our team matched payments received to open invoices and investigated sources for unapplied cash.

•	Accounts Payable: Our team also scrutinized and processed invoices for payment.

Through our processes we have delivered the following benefits to our client:

•	Increased invoicing accuracy levels;

•	Improved turnaround time for billing of consignments;

•	Reduced unapplied cash; and

•	Reduced cost of operations.

Horizontal Units

Contact Center

We have a strong track record of supporting customer care functions while focusing on cost-efficiency. To increase customer loyalty and satisfaction, we offer tailor-made customer care solutions by leveraging our domain expertise in customer service functions and strong talent pool. Contact center services are offered across our vertical business units.

As at March 31, 2014, we had 8,012 employees in this horizontal unit. In fiscal 2014 and 2013, this horizontal unit accounted for 23.6% and 23.9% of our revenue, and 25.2% and 25.2% of our revenue less repair payments, respectively.

The following graphic illustrates the key contact center services we provide:

Contact Center—Service Offerings
Services	Channels	Languages
Customer service, customer complaint resolution, Sales (cross-sell or up-sell), loyalty program management, business-to-business and business-to-consumer collection, human resource support, Computer-aided Telephonic Interviews (CATI), technical help desk, specialty help desk, customer care analytics, text mining, customer led insights, sentiment analysis, idea polling, influencer tracking, campaign management analysis, customer recovery, sales and service inquiries	Voice (inbound / outbound), e-mail, physical mail, chat, social media	English, French, German, Spanish, Italian, Portuguese, Nordic, Dutch

Case Study

Our client, Travelocity, one of the largest providers of internet-enabled consumer-direct travel services worldwide, was undergoing a metamorphosis and engaged us to help manage its increasing volume of customer inquiries that was critical to its growth.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Delivered process efficiencies in order to handle a larger volume of customer inquiries.

•	Delivered actionable insights using third party tools to collect and analyze customer data.

Through our processes we have delivered the following benefits to our client:

•	Reduced operational costs;

•	Reduced average handling time;

•	Increased call volumes being handled per agent; and

•	Increased in sales conversion rate.

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

As at March 31, 2014, we had 3,939 employees in this horizontal unit. In fiscal 2014 and 2013, this horizontal unit accounted for 18.6% and 17.6% of our revenue, and 19.8% and 18.6% of our revenue less repair payments, respectively.

The following graphic illustrates the key finance and accounting services we provide:

Finance and Accounting—Service Offerings
Procure-to-Pay	Order-to-Cash	Record-to-Report	Decision Support	Corporate Functions
Sourcing services, procurement and administration, invoice / expense processing and payment, accounts payables	Accounts receivables, billing and cash application, order management, credit control, collections	General accounting, fixed assets, reconciliations, month-end reporting and consolidation, tax filing and reporting, cost accounting, inter-company accounting, statutory reporting	Budgeting, forecasting, variance analysis, management reporting	Treasury, cash management, financial planning and analysis, tax and compliance, decision support, management accounting

Supply Chain Finance	Industry-specific Accounting	Technology Solutions	Governance, Risk, Compliance and Audit Services
Product costing, inventory accounting, manufacturing accounting	Passenger revenue accounting, revenue audit and recovery, claims management, loan account maintenance, royalty accounting, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing	Enterprise resource planning (ERP) – implementation, hosting, optimization Bolt-on tools – reconciliations, reporting, workbench, query management, web portal Enablers – mailroom solution, workflow	Governance consulting, risk analytics services, compliance services and audit services

Proprietary Platform:

•	Proprietary platform-based service offering: Xponential — The ERP Card SolutionTM, a part of our BizAps Procure to Pay (P2P) Solutions brand umbrella.

Case Study

Our client, one of the leading electricity and residential energy providers in the UK, wanted to reduce revenue leakages and operating costs, improve customer service levels and increase customer satisfaction as well as improve its internal control and minimize risk through enhanced process management.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Managed the client’s end-to-end meter operations, including billing, customer management and accounting functions.

•	Handled customer care processes including interacting with the client’s customers.

•	Implemented processes and developed guidelines to enhance internal controls and management.

Through our processes we have delivered the following benefits to our client:

•	Reduction in backlogs;

•	Reduction in customer complaints;

•	Increased customer satisfaction; and

•	Improved debt recovery rates through transformation of the tariff and measurement system.

Research and Analytics

Leveraging our research and analytics expertise, industry expertise and global delivery model, our research and analytics outsourcing services help companies better understand their customers and make insight-based business decisions.

Our range of services, which include analytics, market research, and business and financial research, provide enhanced business understanding and actionable insights to our clients. Research and analytics services are offered across our vertical business units.

To support our operations, we have launched our proprietary research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various outside sources and use the information to make informed decisions.

As at March 31, 2014, we had 2,168 employees in this horizontal unit. In fiscal 2013 and 2012, this horizontal unit accounted for 11.4% and 11.3% of our revenue, and 12.1% and 11.9% of our revenue less repair payments, respectively.

The following graphic illustrates the key research and analytics services we provide:

Research and Analytics—Service Offerings
Customer Analytics	Marketing Analytics	Supply Chain and Procurement
Acquisition / retention analytics, loyalty analytics, customer segmentation, campaign analytics, fraud analytics	Customer segmentation, product launch support and analysis, country clustering, category analysis, brand equity tracking, brand and consumer insights	Spend analytics, demand forecasting, inventory optimization, supplier capability profiling, profitability modeling

Digital Analytics	MIS and Visualization Services	Research
Social media analytics, web analytics, text mining, online traffic analysis, trend analysis, social media analytics (customer led insights, competition benchmarking, sentiment analysis, idea polling, influencer tracking, campaign management analysis etc. and Social Media customer services in Customer recovery, sales and service inquiries), speech analytics.	Data acquisition, data cleansing and aggregation, data stitching and analysis, reports and dashboards

Market Research—Survey programming, telephone (CATI) and web surveys, data processing

Business Research—Company / industry / country research, market sizing and entry strategies, documentation services, library services

Financial Research—Credit research, equity research, mergers and acquisitions research, fixed income research

Proprietary Platform:

•	Proprietary platform-based service offering: research and analytics solution framework WADESM.

•	Proprietary platform for customer interaction on websites: ProGenieSM.

Case Study

Our client, a leading player in the media and entertainment vertical, engaged us to help provide accurate forecasts for its DVD inventories across multiple stores in the US.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Created a multi-stage planning improvement program to improve allocations of DVDs in different stores

•	Created a statistical tool that is used real-time to predict which stores risk running out of stock based on sales trends in the first few hours of product launch to improve stock replenishment. While creating these solutions, we factored in multiple challenges like sharp changes in historical sales trends, limited data availability and an inadequate industry approach to product classification

Through our processes we have delivered the following benefits to our client:

•	Reduced inventory costs.

•	Improved reaction time to sales trends based on product launch data and improved stock replenishment plans.

Technology Services

Our technology services team offers a suite of end-to-end services designed to help our clients to identify business and process optimization opportunities and leverage our industry and process expertise, technology solutions and analytics capabilities. Technology services are offered across our vertical business units.

As at March 31, 2014, we had 179 employees in this horizontal unit. In fiscal 2014 and 2013, this horizontal unit accounted for 1.4% and 1.5% of our revenue, and 1.5% and 1.6% of our revenue less repair payments, respectively.

The following graphic illustrates the key technology services we provide:

Technology Services—Service Offerings
Enterprise Solution / ERP Optimization	Application Development, Maintenance and Support	Business Process Management	Business Intelligence and Analytical Solutions	Infrastructure and Network Services
Consult, implement and optimize ERP solutions, solution selection, design and architecture, functional and technical consulting, process design and re-engineering, configuration, customization and implementation, interface design, development and implementation, enterprise platform integration and optimization, ERP training, ERP upgrades	J2EE, NET and legacy systems application development-maintenance support, custom software design, development, testing, package configuration, integration, customization and implementation, software upgrades, maintenance and support, training and end-user support	Mailroom management, scanning and imaging solutions, Optical Character Recognition (OCR) solutions, customized workflow solutions	Analytical model definition and implementation, configuration, customization and implementation of Executive Information System solutions using online analytical processing, or OLAP, tools, Interface development, extraction -transformation-loading and data cleansing, OLAP and report generation	IT infrastructure and process design and re-engineering, network and remote infrastructure management, managed services and hosting, IT support and helpdesk

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

As at March 31, 2014, we had 145 employees in this horizontal unit. In fiscal 2014 and 2013, this horizontal unit accounted for 0.7% and 0.7% of our revenue and 0.7% and 0.8% of our revenue less repair payments, respectively.

The following graphic illustrates the key legal services we provide:

Legal Services—Service Offerings
Property Law	Law Firm Back-office	Corporate Legal Support	Personal Injury Claims
Freehold and leasehold conveyancing, mortgage re-financing legal processing, title checking services, home information pack, or HIP, back-office	Digital dictation transcription, accounts payables and general ledger, employee data management and payroll	Contract management, legal research, litigation support	New claims processing, medical evidence evaluation, claims settlement and closing

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

As at March 31, 2014, we had 74 employees in this horizontal unit. In fiscal 2014 and 2013, this horizontal unit accounted for 0.2% and 0.2% of our revenue, and 0.2% and 0.3% of our revenue less repair payments, respectively.

The following graphic illustrates the key human resources outsourcing services we provide:

Human Resources Outsourcing—Service Offerings
HR Analytics	Recruitment Process	Payroll	Employee Data Management
Hiring and retention, performance management, compensation and benefits, information management, workforce development, training and development, vendor management	Manpower planning, external and job portal advertisements, internal job posting, campus recruitment program, CV management, application tracking management, end-to-end sourcing, offer management, vendor management, background and reference checks, Orientation management, pre-on-boarding support and management	Pre-payroll processing (build to gross), payroll processing (gross to net), post payroll processing, vendor management	Transactions processing, vendor management

Travel Services	Learning and Performance Management	Compensation and Benefits
Travel helpdesk services, booking and reservations, mobility, visa services, invoicing, cancellations, transportation, accommodation, vendor management	Administration, development, delivery, vendor management	Rewards and recognition, benefits enrollment, benefits calculation, compliance reporting, Industry benchmarking, salary structure and administration, pensions administration, vendor management

Case Study

Our client, one of the leading manufacturers of semiconductor systems, wanted to automate and bring efficiencies into its manual and non-standardized HR processes.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Helped implement an ERP platform for end-to-end HR processes including hiring, payroll, claims, appraisal, training and leaves.

•	Helped re-engineer and transform processes for improved ERP implementation.

Through our processes we have delivered the following benefits to our client:

•	Improved productivity gains driven by an increase in volume of processes transacted on the ERP platform by our client’s employees; and

•	Reduced operational costs.

Sales and Marketing

The sales cycle for business process management services can be time consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers, performing analysis including diagnostic studies and conducting pilot implementations to demonstrate our delivery capabilities. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and staffed them with hunting, or new sales, professionals, as well as farming, or client relationship, professionals. Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing client’s business needs and to offer appropriate domain-specific solutions.

Our sales and sales support professionals are based in Australia, Dubai, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Other key functions provided by our India sales support team include generating leads for potential business opportunities and telephone sales support. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We assign dedicated client partners and / or account managers to our key clients. These managers work with their clients daily at the client locations. They also are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our existing clients and account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.

During the past two fiscal years, we have grown our client facing team from 68 members as at March 31, 2012 to 78 members as at March 31, 2014, including hunters and farmers.

Clients

As at March 31, 2014, we had a diverse client base of 266 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries.

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

	Year ended March 31,
	2014	2013
Below $1.0 million	196	168
$1.0 million to $5.0 million	48	50
$5.0 million to $10.0 million	12	8
More than $10.0 million	10	10

Competition

Competition in the business process management services industry is intense and growing steadily. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.”

We compete primarily with:

•	focused business process management service companies based in offshore locations (primarily India), such as EXL Service Holdings, Inc., Firstsource Solutions Limited and Genpact Limited;

•	business process management divisions of numerous information technology service companies operating out of India such as Cognizant Technology Solutions, Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Technologies Limited; and

•	global companies such as Accenture Limited., Affiliated Computer Services Inc., Electronic Data Systems Corporation, a division of Hewlett-Packard, and International Business Machines Corporation which provide an array of products and services, including broad-based information technology, software, consulting and business process management services.

In addition, departments of certain companies may choose to perform their business processes in-house, in some cases via an owned and operated facility in an offshore location such as India. Their employees provide these services as part of their regular business operations.

Intellectual Property

We use a combination of our clients’ software systems, third party software platforms and systems and our own proprietary software and platforms to provide our services. Our proprietary and licensed software allows us to market our services with an integrated solution that combines a technology platform with our core business process management service offerings. Our principal proprietary software includes our passenger revenue accounting platform and fare audit platform, which we use in our travel and leisure business unit, and auto claims software platform, which we use in WNS Assistance. In addition, we use our proprietary software to optimize our clients’ finance and accounting processes. These include solutions for:

•	Approval of documents such as invoices and requisitions;

•	Maintaining master data, such as vendor and customer data;

•	Vendor and customer communication;

•	Purchasing card expense management; and

•	Cash applications.

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

Technology

We have a dedicated team of technology experts who support clients at each stage of their engagement with us. The team conducts diagnostic studies for prospective clients and designs and executes technology solutions to enable offshore execution and management of the clients’ business processes. The global IT infrastructure is managed by an internal IT infrastructure and operations team, which seeks to ensure that our associates face minimal loss in time and efficiency in their work processes. The team supports 34 locations world-wide and includes specialists in the areas of wide-area-network or local-area-network telecommunications, servers, desktop and information security.

Wide-area-network — We have designed and built “WNSnet,” a high-capacity global multi-protocol label switching network, connecting all of our delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the US and the UK, including our subcontractor’s delivery center in China, to network “points of presence,” or PoPs, in the US and the UK. There are two PoPs in the US: one in Ashburn, Virginia and one in Los Angeles, California. In addition, there are two PoPs in the UK: one in Telecity, London and the other in Telehouse, London. Connectivity to our clients’ data centers is generally extended from two PoPs to provide redundancy. The PoPs are connected to our delivery centers on multiple high capacity leased circuits contracted from multiple telecom service providers and set up on diverse cable systems. This ensures that outage at any PoP, on any cable system or any service provider network, will not impact end-to-end connectivity to customers. WNSnet is managed 24/7 by our network operations center, or NOC, which is based in Mumbai. We have set up a backup NOC in Pune as a contingency measure.

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

Technology service management methodology — We have designed our technology service management methodology on the information technology infrastructure library framework. Our competency developed by serving various clients across verticals is under continual upgrade and includes processes for the following: service desk, incident management, problem tracking and resolution, change control and management, configuration management and release management. We have a strong technology client interface through our service desk, our project managers during the transition of our client’s processes to us, and our service delivery managers thereafter.

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, provide feedback and report process performance and compliance. Our company-wide quality management system, which employs over 400 quality assurance analysts, focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 800 employees in our quality assurance team which help us meet ISO 9001:2008 standards for quality management systems and to ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality across processes. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. As at March 31, 2014, more than 550 different projects were completed using Lean Six Sigma methodologies and over 600 projects are in progress.

We have been honored with the following awards for our achievements—

•	Golden Peacock Global Business Excellence Award, 2013

•	Medici Hall of Fame for Innovation, 2013

•	Merit Award, Sri Lanka National Quality Awards for 2012

•	‘Global Process Excellence Awards 2011’ by IQPC for ‘Best Process Improvement Program’

•	Golden Peacock National Quality Award for Overall Business Excellence and Quality Standards (2011)

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

Our risk management framework also focuses on three important elements: business continuity planning, information security and business process risk management.

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2005 to manage organizational information security risks. These measures seek to ensure that sensitive company information remains secure. Currently, information security systems at 26 delivery centers are ISO 27001:2005 certified, and we expect to seek similar certifications in our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (PCI DSS) which is a multifaceted security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, we also undergo Statement on Standards for Attestation Engagements (SSAE) No. 16 / International Standard on Assurance Engagements (ISAE) No. 3402, Reporting on Controls at a Service Organization (SOC1 Type II) audits with respect to our general control environment supporting operational delivery in accordance with ISAE on an annual basis.

Our approach to business process risk management involves the implementation of a ‘three lines of defense’ framework for our clients’ offshored business processes. Under this framework, the quality assurance teams embedded within the business units act as the first line of defense, an independent and centralized risk management team acts as the second line of defense and client-end internal audit teams act as the third line of defense. Each of our lines of defense identify potential risks, evaluate design effectiveness of controls embedded within the offshored business processes and propose additional controls as appropriate for mitigation of the identified risks.

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

Human Capital

As at March 31, 2014, we had 27,020 employees, of which 9 are based in Australia, 99 are based in China, 150 are based in Costa Rica, 20,543 are based in India, 2,111 are based in the Philippines, 110 are based in Poland, 402 are based in Romania, 2,524 are based in South Africa, 707 are based in Sri Lanka, 2 are based in United Arab Emirates, 291 are based in the UK and 72 are based in the US. Most of our associates hold university degrees. As at March 31, 2013 and 2012, we had 25,520 and 23,874 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,306 employees per month.

During fiscal 2014, 2013 and 2012, the attrition rate for our employees who have completed six months of employment with us was 33%, 35% and 38%, respectively.

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

Representatives of the learning and development team are also involved in feasibility studies for potential new locations from a talent availability point of view. To improve our reach, we are increasingly deploying blended learning solutions via video-based and e-learning to reach our managers globally. We have also collaborated with an external e-learning provider to assist in providing appropriate and relevant online training materials while keeping in mind our organizational goals. Our continued focus on e-learning has helped us in reducing costs associated with training as the costs associated with online products on a per person, per hour basis, are significantly less than the costs associated with training in the physical classroom. We have been recognized as the ‘Global L&D Team of the Year’ at the 5th TISS Leap Vault CLO Summit India and we received the Corporate University Best-in-Class (or CUBIC™) Award.

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

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Costa Rica, China, Europe, India, the Philippines, Singapore, South Africa, Sri Lanka, United Arab Emirates and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.”

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2014, 2013 and 2012, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $1.7 million, $0.8 million and $1.7 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2014, 2013, and 2012, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

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

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 33.99%.

Further, in 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 until fiscal 2026.

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

Since fiscal 2008, we have become subject to minimum alternate tax, or MAT, and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2014 and 2013, we have offset $5.7 million and $1.3 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code, 2013, is intended to replace the Indian Income Tax Act, 1961. The Direct Taxes Code, if enacted, proposes to render the existing profit based incentives for SEZ units unavailable for operations that become operational after March 31, 2015. Further, under the Direct Taxes Code, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2012, has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on the GAAR, which is expected to be effective April 1, 2015, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain a tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

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

Our subsidiary in the Philippines, WNS Global Services Philippines Inc., was also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2014. We have applied to the Philippines Economic Zone Authority for an extension of this tax exemption. During fiscal 2013, we started operations in a delivery center in the Philippines which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing annual tax rate, which is currently 30.0%.

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

C. Organizational Structure

The following diagram illustrates our company’s organizational structure and the place of organization of each of our subsidiaries as of the date hereof. Unless otherwise indicated, each of our subsidiaries is wholly owned, directly or indirectly, by WNS (Holdings) Limited.

WNS Group Corporate Structure

WNS (Holdings) Limited (Jersey, Channel Islands)
WNS North America Inc. (Delaware, US)
WNS Global Services Netherlands Cooperative U.A. (Netherlands)(1)
WNS (Mauritius) Limited (Mauritius)
WNS Global Services (UK) Limited (United Kingdom)
WNS Business Consulting Services Private Limited (India)(2)
WNS Global Services Inc. (Delaware, US)
WNS BPO Services Costa Rica, S.R.L. (Costa Rica)
WNS Global Services (Romania) S.R.L. (Romania)
WNS Global Services Philippines, Inc. (Philippines)
WNS Global Services (Private) Limited (Sri Lanka)
80%
WNS Global Services Private Limited (India)
WNS Cares Foundation (India)(3)
20%
WNS Capital Investment Limited (Mauritius)
WNS Customer Solutions (Singapore) Private Limited (Singapore)
WNS Mauritius Limited ME (Branch) (Dubai Airport Free Zone)
WNS Global Services (Dalian) Co. Ltd. (China)(4)
WNS Customer Solutions (Private) Limited (Sri Lanka)
WNS Global Services (Australia) Pty Ltd (Australia)
Business Applications Associates Beijing Ltd. (China)
Business Applications Associates Beijing Limited Guangzhou Branch (Branch) (China)
WNS Workflow Technologies Limited (United Kingdom)
Accidents Happen Assistance Limited (United Kingdom)
WNS Global Services (UK) Limited (Branch) (Poland)
WNS Global Services SA (Pty) Ltd. (South Africa)

Notes:

(1)	WNS (Holdings) Limited has made a 99.99% capital contribution in WNS Global Services Netherlands Cooperative U.A., or the Co-op. The remaining 0.01% capital contribution in the Co-op was made by WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two members.
(2)	All the shares except one share of WNS Business Consulting Services Private Limited are held by WNS North America Inc. The remaining one share is held by a nominee shareholder on behalf of WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.
(3)	WNS Cares Foundation is a ‘not for profit organization’ registered under formerly Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), formed for the purpose of promoting corporate social responsibilities and is not considered for the purpose of preparing our consolidated financial statements.
(4)	WNS Global Services (Dalian) Co. Ltd. was incorporated on January 20, 2014.

D. Property, Plants and Equipment

As at March 31, 2014, we have an installed capacity of 23,503 workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

Location	Total Space (square feet)		Total Number of Workstations/Seats		Lease Expiration	Extendable Until(1)
India:
Mumbai	396,571		4,014
Godrej Plant 10					February 15, 2016	N/A
Godrej Plant 11					February 15, 2016	N/A
Godrej Plant 5					February 15, 2016	N/A
Raheja (SEZ)					May 31, 2019	N/A
Rupa Solitaire					December 10, 2018	N/A
Gurgaon	354,993	(2)	2,372	(2)
Infinity Tower A(3)					April 30, 2014	N/A
Infinity Tower B(3)					May 31, 2014	N/A
Infinity Tower C(3)					March 31, 2015	N/A
DLF (SEZ) 6					September 15, 2017	N/A
Udyog Vihar					July 14, 2014	July 14, 2020
					July 20, 2014	July 20, 2020
World Tech Park (3)					April 27, 2019	April 27, 2024
Pune	601,086	(4)	6,211	(4)
Magarpatta(5)					N/A	N/A
Weikfield(6)					Tenancy-at-will	N/A
					Tenancy-at-will	N/A
					June 14, 2014	June 14, 2018
Mantri Estate					May 26, 2016	May 26, 2020
Magarpatta (SEZ)—Level 5(7)					February 14, 2016	February 14, 2026
Magarpatta (SEZ)—Level 6(7)					October 26, 2016	October 26, 2026
Magarpatta (SEZ)—Level 7(8)					Date to be fixed	Date to be fixed
Nasik	74,620		977
Shreeniketan					June 30, 2018	N/A
Vascon					October 13, 2018	N/A
Bangalore	191,890		2002
RMZ Centennial					June 14, 2015	June 14, 2025
					October 31, 2015	October 31, 2025
Chennai	188,777	(9)	815	(9)
RMZ Millenia(10)					March 31, 2015	March 31, 2045
DLF (SEZ)					March 31, 2016	N/A
DLF (SEZ)—Phase 2					March 31, 2017	N/A
DLF (SEZ)—Phase 3(11)					March 31, 2017	March 31, 2022
Vishakhapatnam	37,050		566
MPS Plaza					March 4, 2017	March 4, 2027
Tiruchirappalli	217,800
Plot of land(12)					November 15, 2111	November 15, 2210

Sri Lanka:	59,249		847
Colombo (HNB)					July 31, 2014	N/A
Orion City					August 24, 2018	N/A

UK:	31,330		519
Ipswich
Museum Street					May 23, 2028	N/A
St. Francis Tower					October 31, 2014	N/A
Cheadle					July 21, 2020	N/A
Piccadilly					February 1, 2017	N/A
Mansfield					February 14, 2016	N/A
Hayes					February 28,2021	N/A

US:	27,225	(13)	—	(13)
Exchange Place, NJ					July 30, 2019	July 30, 2024
The State Building					April 19, 2017	April 19, 2023

Romania:	38,750		516
Bucharest					February 25, 2023	February 25, 2026

Philippines:	143,331		1,964
Eastwood					November 30, 2015	N/A
					June 30, 2016	June 30, 2019
					August 30, 2015	August 30, 2018
Techno Plaza II					April 30, 2019	April 30, 2024

Costa Rica:	25,184		402
Forum H San Jose					April 30, 2016	N/A

United Arab Emirates:	510		—
Dubai Airport Free Trade Zone					November 27, 2014	November 27, 2017

South Africa:	178,858		2059
Cape Town (Knowledge Park)					March 31, 2019	N/A
Cape Town (Ambition House)					September 30, 2017	N/A
					June 30, 2018	N/A
Johannesburg (Commissioners Street)					May 31, 2016	May 31, 2021

Poland:	9,738		132
Gdynia					April 1, 2018	April 1, 2023

China:	12,702	(14)	107	(14)
Guangzhou					April 30, 2015	N/A
Dalian(15)					May 15, 2017	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension options is exercised.
(2)	The total space for Gurgaon includes 147,260 square feet available at World Tech Park. The total number of workstations for Gurgaon does not include any workstations at World Tech Park.

(3)	We have entered into letters of intent with the landlord for the lease of premises at World Tech Park. These letters of intent were extended pursuant to a written agreement, following delays in the execution of the lease deed. We expect the facility to be operational by September 2014. We plan to surrender our premises at Infinity Towers. The new facility at World Tech Park will be larger than our existing facilities at Infinity Towers, which will accommodate expansion of our business. Our facilities at World Tech Park will house our operations that are currently based in Infinity Towers once World Tech Park is available for occupation. The landlord for both premises is the same and rental for an extended period, up to July 31, 2014, beyond the expiry dates indicated in the table above for Infinity Towers, has been agreed in the letters of intent. We expect to enter into a definitive lease agreement for the lease of premises at World Tech Park prior to May 17, 2014.
(4)	The total space for Pune includes 44,174 square feet available at Magarpatta SEZ-Level 7. The total number of workstations does not include any workstations at Magarpatta SEZ-Level 7.
(5)	We own these premises and a charge over these premises has been created under a term loan agreement with HSBC Bank (Mauritius) Limited for a term loan of $7 million.
(6)	The lease agreement for the premises expired on February 14, 2014 and April 30, 2014, respectively. We expect to enter new leases by the end of June 2014.
(7)	The adjudication process for the lease has been completed by the local governmental authority and the applicable stamp duty has been paid by our company.
(8)	We have entered into a letter of intent with the landlord for a lease of these premises.
(9)	The total space for Chennai includes 20,322 square feet and 35,215 square feet available at DLF (SEZ) Phase 2 and Phase 3 respectively. The total number of workstations does not include any workstations at DLF (SEZ) Phase 2 and Phase 3.
(10)	We have issued a termination notice to the landlord for surrender of the second floor of these premises with effect from May 2, 2014 which accounts for 42,090 square feet and 262 workstations.
(11)	We have issued a termination notice to the landlord for surrender of these premises with effect from April 15, 2014 which accounts for 35,215 square feet and does not have any workstations.
(12)	This is a SEZ plot in the ELCOT Navalpattu IT/ITES SEZ Park.
(13)	The total space for the United States includes 23,417 square feet available at The State Building which became operational from April 2014 and our operations at this location are expected to commence in June 2014.
(14)	The total space for China includes 19,712 square feet available at Dalian. The total number of workstations does not include any workstations at Dalian.
(15)	We have entered into a lease agreement for this facility and the lease commencement date is May 16, 2014. The facility is expected to be operational by September 2014.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations.

In fiscal 2015, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, nearshore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, as well as to our subcontractor’s delivery center in China, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods, or CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; shipping and logistics; and public sector industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including contact center, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process management is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included elsewhere in this annual report. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. For one client in our “non fault” repairs business (whose contract with us has been terminated with effect from April 18, 2012), we provide only repair management services where we wholly subcontract the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluate the financial performance of our business with this client in a manner similar to how we evaluate our financial performance for our “fault” repairs business that is, based on revenue less repair payments. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

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

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2014	2013	2012
	(US dollars in millions)
Revenue	$502.6	$460.3	$474.1
Less: Payments to repair centers(1)	31.1	24.1	79.1
Revenue less repair payments	$471.5	$436.1	$395.1

Note:

(1)	Consists of payments to repair centers in our auto claims business (a) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (b) for “non fault” repair cases with respect to one client as discussed above.

The following table sets forth our constant currency revenue less repair payments for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollars and Euros.

	Year ended March 31,
	2014	2013	2012
	(US dollars in millions)
Constant currency revenue less repair payments	$477.7	$440.3	$397.9

Global Economic Conditions

Global economic conditions have shown some signs of recovery, particularly in the US but remain challenging as concerns remain on the sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US and its substantial debt burden, the pace of economic recovery in the EU, as well as concerns of slower economic growth in China and India, have contributed to market volatility and diminished expectations for the US, the European and global economies. If countries in the Eurozone or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit when the US Federal Reserve begins tapering its quantitative easing program. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, the US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated into US dollars, our reporting currency. For example, the pound sterling appreciated against the US dollar by an average of 0.6% in fiscal 2014 as compared to the average exchange rate in fiscal 2013, and depreciated by an average of 0.9% in fiscal 2013 as compared to the average exchange rate in fiscal 2012. Similarly the Indian rupee depreciated against the US dollar by an average of 11.0% in fiscal 2014 as compared to the average exchange rate in fiscal 2013, and depreciated by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012. Appreciation of the pound sterling against the US dollar and depreciation of the Indian rupee against the US dollar in fiscal 2014 positively impacted our results of operations.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

Our History and Milestones

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process management services to third parties in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:

•	In fiscal 2003, we acquired Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing.

•	In fiscal 2003, we invested in capabilities to begin providing enterprise services, and research and analytics services to address the requirements of emerging industry segments in the offshore management context.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, banking and financial services and insurance industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India, and Colombo, Sri Lanka, thereby expanding our operating footprints across India, Sri Lanka and the UK.

•	In fiscal 2006, we acquired Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process management services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Gurgaon, Mumbai and Pune.

•	In fiscal 2007, we acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania.

•	In March 2008, we entered into a joint venture with ACS, a provider in BPM services and customer care in the Philippines, to form WNS Philippines Inc.

•	In April 2008, we opened a facility in Manila, the Philippines.

•	In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, AHA (formerly known as Call 24-7).

•	In June 2008, we acquired BizAps, a provider of SAP® solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) the Aviva master services agreement (as varied by the variation agreement entered into in March 2009), pursuant to which we are providing BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.

•	In November 2009, we opened a facility in San Jose, Costa Rica.

•	In January 2010, we moved from our existing facility to a new and expanded facility in Manila, the Philippines.

•	In October 2010, we moved from our existing facility in Marple to Manchester, UK and expanded our facility in Manila, the Philippines.

•	In November 2010, we expanded our sales office in London, UK.

•	In March 2011, we expanded our facility in Bucharest, Romania.

•	In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary.

•	In fiscal 2012, we expanded our facilities in Mumbai, Pune, Gurgaon, Chennai, the Philippines, Costa Rica and Romania.

•	In February 2012, we completed a follow-on public offering of ADS and raised approximately $50.0 million to fund our growth initiatives and enhance delivery capability.

•	In June 2012, we acquired Fusion, a provider of a range of management services, including contact center, customer care and business continuity services, to both South African and international clients, which we subsequently renamed as WNS Global Services SA (Pty) Ltd.

•	In June 2012, we opened a facility in Vizag, India.

•	In December 2012, we opened a facility in Gydnia, Poland.

•	In fiscal 2013, we entered into a subcontract arrangement with a service provider in China to deliver services out of China.

•	In fiscal 2014, we added new facilities in Guangzhou, China, Colombo, Sri Lanka, and Mumbai, India.

As a result of these acquisitions and other corporate developments, our financial results in corresponding periods may not be directly comparable.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	(US dollars in millions)
	2014	2013	$	%
Revenue	$502.6	$460.3	42.4	9.2%
Revenue less repair payments	$471.5	$436.1	35.4	8.1%

We have a large client base diversified across industries and geographies. Our client base grew from 14 clients in May 2002 to 266 clients as at March 31, 2014.

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For fiscal 2014, 2013 and 2012, the percentage of revenue and revenue less repair payments that we derived from our largest clients were in the proportions set forth in the following table:

	Revenue			Revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2014	2013	2012	2014	2013	2012
Top client	15.2%	16.9%	17.3%	16.2%	17.8%	20.7%
Top five clients	36.9%	37.1%	41.4%	39.4%	39.2%	40.5%
Top ten clients	48.5%	49.5%	53.6%	51.7%	52.0%	53.6%
Top twenty clients	63.3%	66.3%	69.3%	66.7%	68.5%	68.9%

In fiscal 2014, our three largest clients individually accounted for 15.2%, 7.7% and 6.1%, respectively, of our revenue as compared to 16.9%, 7.3% and 6.5%, respectively, in fiscal 2013 and 17.3%, 10.4% and 6.3%, respectively, in fiscal 2012. Our second largest client by revenue contribution in fiscal 2012, which accounted for 10.4% of our revenue and 1.3% of our revenue less repair payments in fiscal 2012, had terminated our contract with effect from April 2012.

One of our top five clients by revenue contribution in fiscal 2014 and 2013, an OTA, has, starting in the fourth quarter of fiscal 2014, been moving their customer care and sales processes that have been managed by us to a technology platform managed by another OTA under a strategic marketing agreement entered into between the two OTAs in August 2013. We expect our OTA client’s transition of their processes to the other OTA to be completed by the end of July 2014, after which we will lose most of the business from our OTA client. The portion of the business from our OTA client that we expect to lose upon completion of our OTA client’s transition of their processes to the other OTA represented approximately 4% of our revenue less repair payments in fiscal 2014. The other OTA uses several BPM vendors to manage such processes on their technology platform. We have been approved as one of the other OTA’s providers of BPM services and we are in the process of re-training our employees on the other OTA’s technology platform. We believe our ability to quickly acquire knowledge of the other OTA’s technology platform, along with our existing domain expertise in the OTA industry and value-added service approach will be critical in our ability to compete with incumbent BPM vendors for the other OTA’s business. We have received our first commitment from the other OTA to provide them similar services that we provide to our OTA client and we intend to continue to seek to increase the volume of business we provide the other OTA over time to offset our loss of business from our OTA client. However, there is no assurance that we will be able to successfully compete with incumbent BPM vendors for the other OTA’s business or on the volume of business that we would be able to obtain from the other OTA. We are therefore unable to determine the magnitude and timing of impact on us resulting from the transition of our OTA client’s processes to the other OTA’s technology platform; the extent to which the loss of business from our OTA client is not offset by new business from the other OTA will reduce our revenue.

Further, we have entered into a non-binding letter of intent with an existing major client for an extension of our services agreement as described below under “ – Our Contracts – Revenue by Contract Type.” The new pricing arrangements under the new agreement are expected to apply retroactively with effect from April 1, 2014. If our services agreement with the client is extended on the terms of the letter of intent, we expect our revenue from the client to be lower in fiscal 2015 than fiscal 2014, which we expect would result in a reduction in our revenue less repair payments in fiscal 2015 by a low single digit percentage, assuming the client provides us with the same volume of business in fiscal 2015 as they did in fiscal 2014.

Revenue by Industry

For financial statement reporting purposes, we aggregate several of our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; shipping and logistics and the public sector.

For fiscal 2014, 2013 and 2012, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Business Unit	2014	2013	2012	2014	2013	2012
Insurance	36.7%	35.5%	44.7%	32.6%	31.9%	33.6%
Travel and leisure	19.5%	20.5%	18.8%	20.8%	21.5%	22.6%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	14.4%	15.5%	12.2%	15.3%	16.3%	14.6%
Utilities	7.8%	6.6%	4.5%	8.3%	7.0%	5.4%
Consulting and professional services	6.8%	6.9%	6.3%	7.2%	7.3%	7.5%
Banking and financial services	6.5%	5.5%	5.2%	7.0%	5.9%	6.2%
Healthcare	5.1%	6.5%	6.1%	5.4%	6.9%	7.4%
Shipping and logistics	2.9%	2.6%	2.2%	3.1%	2.8%	2.6%
Public sector(1)	0.3%	0.4%	0.0%	0.3%	0.4%	0.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	This vertical unit was established in the fourth quarter of fiscal 2012.

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

Revenue by Service Type

For fiscal 2014, 2013 and 2012, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Service Type	2014	2013	2012	2014	2013	2012
Industry-specific	31.2%	32.1%	30.3%	33.3%	33.8%	36.3%
Contact center	23.6%	23.9%	17.4%	25.2%	25.2%	20.9%
Finance and accounting	18.6%	17.6%	15.5%	19.8%	18.6%	18.6%
Autoclaim	12.5. %	12.0%	23.8%	6.8%	7.1%	8.6%
Research and analytics	11.4%	11.3%	9.9%	12.1%	11.9%	11.9%
Technology services	1.8%	2.2%	2.4%	1.9%	2.3%	2.9%
Legal services	0.7%	0.7%	0.7%	0.7%	0.8%	0.8%
Human resources outsourcing(1)	0.2%	0.2%	—	0.2%	0.3%	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	This horizontal unit was established in the first quarter of fiscal 2013.

Revenue by Geography

For fiscal 2014, 2013 and 2012, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Geography	2014	2013	2012	2014	2013	2012
UK	52.7%	53.3%	61.2%	49.6%	50.7%	53.4%
North America (primarily the US)	27.3%	30.5%	30.5%	29.1%	32.2%	36.6%
Europe (excluding the UK)	5.4%	5.9%	5.6%	5.7%	6.3%	6.7%
South Africa(1)	4.1%	3.1%	—	4.3%	3.3%	—
Australia(1)	3.7%	2.4%	1.0%	3.9%	2.5%	1.2%
Rest of world	6.8%	4.8%	1.7%	7.4%	5.0%	2.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Since our revenue derived from South Africa and Australia has grown, we are reporting each as a separate geography.

Revenue by Location of Delivery Centers

For fiscal 2014, 2013 and 2012, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Location of Delivery Center	2014	2013	2012	2014	2013	2012
India	65.1%	68.4%	65.1%	69.4%	72.3%	78.1%
UK	12.8%	12.5%	24.7%	7.1%	7.7%	9.7%
South Africa(1)	7.6%	5.2%	0.2%	8.1%	5.4%	0.2%
Philippines	5.7%	5.7%	4.3%	6.1%	6.0%	5.2%
Sri Lanka	2.5%	2.3%	1.6%	2.7%	2.4%	1.9%
Romania	2.4%	2.4%	2.3%	2.6%	2.5%	2.7%
United States	1.5%	1.5%	0.9%	1.6%	1.6%	1.1%
Costa Rica	0.8%	1.3%	0.9%	0.8%	1.4%	1.1%
China(2)	0.9%	0.3%	—	0.9%	0.3%	—
Poland(3)	0.7%	0.4%	—	0.7%	0.4%	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	This includes revenue from Fusion which we acquired on June 21, 2012. For the period prior to June 21, 2012, this includes revenue from services provided through Fusion under a subcontract arrangement.
(2)	This includes revenue from services provided through our subcontractor’s delivery center in China, which services commenced during the third quarter of fiscal 2013 and revenue from our new China facility which became operational in May 2013.
(3)	The facility became operational in October 2012.

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

In the WNS Global BPM segment, we charge for our services based on the following pricing models:

1)	per full-time equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process managed;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

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

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non fault” repairs business.

Revenue by Contract Type

For fiscal 2014, 2013 and 2012, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2014	2013	2012	2014	2013	2012
Full-time-equivalent	63.5%	59.6%	51.2%	67.6%	62.8%	61.4%
Transaction	27.6%	29.7%	38.5%	22.9%	25.8%	26.2%
Fixed price	4.6%	6.0%	5.4%	4.9%	6.4%	6.4%
Outcome-based	0.9%	1.1%	1.4%	1.0%	1.2%	1.7%
Others	3.4%	3.6%	3.5%	3.6%	3.8%	4.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In July 2008, we entered into a transaction with Aviva, consisting of a share sale and purchase agreement with Aviva and a master services agreement with Aviva MS. Pursuant to the share sale and purchase agreement with Aviva, we acquired all the shares of Aviva Global in July 2008.

The Aviva master services agreement (as amended by a variation deed) provides for our provision of BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates, for a term of eight years and four months. In addition, the agreement provided us with the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services for the first five years, subject to the rights and obligations of the Aviva group under their existing contracts with other providers. This exclusive right expired in July 2013. See “Part I — Item 10. Additional Information — C. Material Contracts.”

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for the Aviva master services agreement that we entered into in July 2008 as described above. Aviva MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit Aviva MS to terminate the Aviva master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was met in fiscal 2014. Based on Aviva MS’s latest forecast of its service requirements for fiscal 2015 provided to us, we expect them to meet their annual minimum volume commitment under this contract in fiscal 2015.

We have entered into a non-binding letter of intent with an existing major client for an extension of our services agreement with them. Under the terms of the letter of intent, our existing contract would be extended by an additional five years to March 2022. We would continue to have the exclusive right to provide the client with the services we currently provide and in the same geographic regions. We would be regarded as a preferred supplier with respect to any new services or any new geographic regions in which the client seeks BPM services, subject to our meeting certain conditions of the client’s supplier tender process. The client would receive a price discount that would apply retroactively with effect from April 1, 2014, along with productivity improvements that would be linked to a transition of processes from a full-time equivalent, or FTE, pricing model to a non-FTE based pricing model. The final terms and conditions of our contract extension with our client remain subject to execution of a definitive agreement. There can be no assurance that the terms described above will not vary materially until the definitive agreement is executed.

Under the terms of an agreement with one of our top five clients negotiated in December 2009, we are the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. This agreement became effective on April 1, 2010 and will expire in December 2015. Under our earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the new contract with this client. The early termination of the old agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e. over the period from April 1, 2010 to December 31, 2015).

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

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.

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

Selling and marketing expenses as a proportion of revenue were 7.0% in fiscal 2014 as compared with 6.6% and 5.6% for fiscal 2013 and 2012, respectively. Selling and marketing expenses as a proportion of revenue less repair payments were 7.5% in fiscal 2014 as compared with 6.9% and 6.7% for fiscal 2013 and 2012, respectively. We expect our selling and marketing expenses to increase in fiscal 2015 but at a lower rate than the increase in our revenue less repair payments.

We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2015. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.

General and Administrative Expenses

Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue were 11.0% in fiscal 2014 as compared with 12.4% and 10.8% for fiscal 2013 and 2012, respectively. General and administrative expenses as a proportion of revenue less repair payments were 11.7% in fiscal 2014 as compared with 13.1% and 13.0% for fiscal 2013 and 2012, respectively. We expect general and administrative expenses to increase in fiscal 2015 but at a lower rate than the increase in our revenue less repair payments.

We also expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2015 but at a lower rate than the increase in our revenue less repair payments.

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

Amortization of Intangible Assets

Amortization of intangible assets is associated with our acquisitions of Marketics in May 2007, Flovate in June 2007, Accidents Happens Assistance Limited (formerly known as Call 24-7), or AHA, in April 2008, BizAps in June 2008, Aviva Global in July 2008 and Fusion in June 2012.

Other Income, Net

Other income, net comprises interest income, income from investments and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loan and short-term borrowings. We expect our finance expense to decline in fiscal 2015 based on reducing debt levels.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2014	2013	2012
Total headcount	27,020	25,520	23,874
Built up seats(1)	23,503	21,975	18,928
Used seats(1)	16,425	15,443	14,082
Seat utilization rate(2)	1.2	1.2	1.3

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.
(2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the fiscal year by two.

We expect our total headcount in fiscal 2015 to increase as compared to fiscal 2014 as the impact of our declining attrition rate and an increased flow of business from new and existing clients is expected to increase our hiring requirements in fiscal 2015.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (52.3% and 49.2%, respectively, in fiscal 2014, 52.4% and 49.8%, respectively, in fiscal 2013, and 60.7% and 52.9%, respectively, in fiscal 2012) and US dollars (32.5% and 34.7%, respectively, in fiscal 2014, 35.3% and 37.2%, respectively, in fiscal 2013, and 32.6% and 39.2%, respectively, in fiscal 2012), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (56.1% in fiscal 2014, 59.0% in fiscal 2013 and 64.8% in fiscal 2012). The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee to US dollar exchange rate was approximately 60.38 per $1.00 in fiscal 2014, which represented a depreciation of the Indian rupee of 11.0% as compared with the average exchange rate of approximately 54.38 per $1.00 in fiscal 2013, which in turn represented a depreciation of the Indian rupee of 13.5% as compared with the average exchange rate of approximately 47.93 per $1.00 in fiscal 2012. The depreciation of the Indian rupee against the US dollar in fiscal 2014 by 11.0% as compared to the average exchange rate in fiscal 2013 has had a positive impact on our expenses in fiscal 2014, as a result of which increases in our cost of revenue, and to a lesser extent, our general and administrative expenses and selling and marketing expenses were partially offset by the impact of the depreciation of Indian rupee. The average pound sterling to US dollar exchange rate was approximately £0.629 per $1.00 in fiscal 2014, which represented an appreciation of the pound sterling of 0.6% as compared with the average exchange rate of approximately £0.633 per $1.00 in fiscal 2013, which in turn represented a depreciation of the pound sterling of 0.9% as compared with the average exchange rate of approximately £0.627 per $1.00 in fiscal 2012. The appreciation of the pound sterling against the US dollar in fiscal 2014 has positively impacted our results of operations. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

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

Currency Regulation

Our Indian subsidiaries are registered as exporters of business process management services with STPI or SEZ. According to the prevailing foreign exchange regulations in India, an exporter of business process management services registered with STPI or SEZ is required to receive its export proceeds in India within a period of 12 months from the date of such exports in order to avail itself of the tax and other benefits. In the event that such a registered exporter has received any advance against exports in foreign exchange from its overseas customers, it is required to render the requisite services so that such advances are earned within a period of 12 months from the date of such receipt. If such a registered exporter does not meet these conditions, it will be required to obtain permission from the Reserve Bank of India to receive and realize such foreign currency earnings.

A majority of the payments we receive from our clients are denominated in pound sterling, US dollars and Euros. For most of our clients, our subsidiaries in Mauritius, the Netherlands, the UK and the US enter into contractual agreements directly with our clients for the provision of business process management services by our Indian subsidiaries, which hold the foreign currency receipts in an export earners’ foreign currency account. All foreign exchange requirements, such as for the import of capital goods, expenses incurred during overseas travel by employees and discharge of foreign exchange expenses or liabilities, can be met using the foreign currency in the export earners’ foreign currency account in India. As and when funds are required by us, the funds in the export earners’ foreign currency account may be transferred to an ordinary rupee-denominated account in India.

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

In fiscal 2014, 2013 and 2012, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $1.7 million, $0.8 million and $1.7 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2014, 2013 and 2012, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

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

In the past, the majority of our Indian operations were eligible to claim tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 33.99%.

Further, in 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15 year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 until fiscal 2026.

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

Since fiscal 2008, we have become subject to minimum alternate tax, or MAT and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2014 and 2013, we have offset $5.7 million and $1.3 million respectively of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code, 2013, is intended to replace the Indian Income Tax Act, 1961. The Direct Taxes Code, if enacted, proposes to render the existing profit based incentives for SEZ units unavailable for operations that become operational after March 31, 2015. Further, under the Direct Taxes Code, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2012, has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on the GAAR, which is expected to be effective April 1, 2015, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain a tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

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

Our subsidiary in the Philippines, WNS Global Services Philippines, Inc. was also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2014. We have applied to the Philippines Economic Zone Authority for an extension of this tax exemption. During fiscal 2013, we started operations in a delivery center in the Philippines which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing annual tax rate, which is currently 30.0%.

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

Revenue Recognition

We derive revenue from providing BPM services to our clients, which primarily include providing back office administration, data management, contact center management and automobile claims handling services. We recognize revenue when the significant terms of the arrangement are enforceable, services are being delivered and the collectability is reasonably assured. We recognize revenue on an accrual basis when services are performed.

When the terms of the agreement specify service level parameters that must be met, we monitor such service level parameters and determine if there are any service credits or penalties that we need to account for. Revenue is recognized net of any service credits that are due to a client. Generally, our revenue is from large companies, where we do not believe we have a significant credit risk.

We invoice our clients depending on the terms of the arrangement, which include billing based on a per employee basis, a per transaction basis, a fixed price basis, an outcome based basis or other pricing arrangements including cost-plus arrangements. Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all recognition criteria have been met. However, the costs related to the performance of BPM services unrelated to transition services (discussed below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.

For certain of our clients, we perform transition activities at the outset of entering into a new contract for the provision of BPM services. We have determined these transition activities do not meet the revenue recognition criteria to be accounted for as a separate unit of accounting with stand-alone value separate from the on-going BPM contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPM services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period it was incurred.

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

Fair Value Measurements

IFRS 13 “Fair Value Measurements” (“IFRS 13”) defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit risk, foreign exchange rates, and forward and spot prices for currencies.

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

The fair value is estimated using the discounted cash flow approach and market rates of interest. The valuation technique involves assumptions and judgments regarding risk characteristics of the instruments, discount rates and future cash flows.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	As a percentage of
	Revenue			Revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2014	2013	2012	2014	2013	2012
Cost of revenue	65.2%	67.6%	71.9%	62.9%	65.8%	66.3%
Gross profit	34.8%	32.4%	28.1%	37.1%	34.2%	33.7%
Operating expenses:
Selling and marketing expenses	7.0%	6.6%	5.6%	7.5%	6.9%	6.7%
General and administrative expenses	11.0%	12.4%	10.8%	11.7%	13.1%	13.0%
Foreign exchange loss / (gains), net	2.2%	1.2%	(0.4)%	2.4%	1.3%	(0.5)%
Amortization of intangible assets	4.7%	5.7%	6.2%	5.0%	6.0%	7.5%
Operating profit	9.8%	6.5%	5.9%	10.5%	6.9%	7.1%
Other (income) / expense, net	(1.9)%	(1.0)%	0.0%	(2.0)%	(1.1)%	0.0%
Finance expense	0.6%	0.8%	0.8%	0.6%	0.8%	1.0%
Provision for income taxes	2.8%	2.1%	2.4%	3.0%	2.3%	2.9%
Profit	8.3%	4.6%	2.6%	8.8%	4.9%	3.2%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Year ended March 31,
	2014	2013	2012	2014	2013	2012
	(US dollars in millions)
Revenue	$502.6	$460.3	$474.1	100.0%	100.0%	100.0%
Less: Payments to repair centers	31.1	24.1	79.1	6.2%	5.2%	16.7%
Revenue less repair payments	$471.5	$436.1	$395.1	93.8%	94.8%	83.3%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2014	2013	2012
	(US dollars in millions)
Revenue	$502.6	$460.3	$474.1
Cost of revenue(1)	327.7	311.0	340.9

Gross profit	174.9	149.3	133.2
Operating expenses:
Selling and marketing expenses(2)	35.2	30.2	26.3
General and administrative expenses(3)	55.4	57.1	51.3
Foreign exchange loss / (gains), net	11.2	5.5	(1.9)
Amortization of intangible assets	23.8	26.4	29.5

Operating profit	49.4	30.1	28.0
Other income, net	(9.5)	(4.8)	(0.0)
Finance expense	2.9	3.6	4.0

Profit before income taxes	55.9	31.3	24.0
Provision for income taxes	14.3	9.9	11.5

Profit	$41.6	$21.4	$12.5

Notes:

(1)	Includes share-based compensation expense of $1.3 million for fiscal 2014, and $1.0 million each for fiscal 2013 and 2012.
(2)	Includes share-based compensation expense of $0.6 million for fiscal 2014, and $0.4 million each for fiscal 2013 and 2012.
(3)	Includes share-based compensation expense of $5.0 million for fiscal 2014, and $3.9 million each for fiscal 2013 and 2012.

Fiscal 2014 Compared to Fiscal 2013

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2014	2013	Change	% Change
	(US dollars in millions)
Revenue	$502.6	$460.3	$42.4	9.2%

The increase in revenue of $42.4 million was primarily attributable to an increase in revenue from existing clients of $30.1 million and revenue from new clients of $12.1 million. In addition, we had a decrease in hedging loss on our revenue by $0.2 million to $6.2 million in fiscal 2014 from $6.4 million in fiscal 2013. The increase in revenue was primarily due to higher volumes in our utilities, banking and financial services, insurance, and shipping and logistics verticals partially offset by lower volumes in our healthcare and public sector verticals.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2014	2013	2014	2013
	(US dollars in millions)
UK	$265.0	$245.3	52.7%	53.3%
North America (primarily the US)	137.4	140.2	27.3%	30.5%
Europe (excluding the UK)	27.0	27.3	5.4%	5.9%
South Africa	20.5	14.2	4.1%	3.1%
Australia	18.5	10.8	3.7%	2.4%
Rest of world	34.2	22.5	6.8%	4.8%

Total	$502.6	$460.3	100.0%	100.0%

The increase in revenue from the UK region was primarily attributable to higher volumes in our banking and financial services, shipping and logistics, utilities and travel verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our banking and financial services, shipping and logistics and insurance verticals. The increase in revenue from Australia region was primarily attributable to higher volumes in our insurance vertical. The increase in revenue from South Africa region was primarily attributable to higher volumes in our banking and financial services, travel and retail and CPG verticals. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our healthcare and travel verticals, partially offset by higher volumes in our insurance and consulting and professional services verticals. The decrease in revenue from Europe (excluding the UK) region was primarily due to lower volumes in our banking and financial services, shipping and logistics and retail and CPG verticals, partially offset by higher volumes in our insurance and healthcare verticals.

Revenue Less Repair Payments

The following table sets forth our revenue less repair payment and percentage change in revenue less repair payments for the periods indicated:

	Year ended March 31,
	2014	2013	Change	% Change
	(US dollars in million)
Revenue less repair payments	$471.5	$436.1	$35.4	8.1%

The increase in revenue less repair payments of $35.4 million was attributable to an increase in revenue less repair payments from existing clients of $23.4 million and revenue less repair payments from new clients of $11.8 million. In addition, we had a decrease in hedging loss on our revenue by $0.2 million to $6.2 million in fiscal 2014 from $6.4 million in fiscal 2013. The increase in revenue less repair payment was primarily due to higher volumes in our utilities, banking and financial services, insurance, and shipping and logistics verticals partially offset by lower volumes in our healthcare and public sector verticals.

Revenue Less Repair Payments by Geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Year ended March 31,
	2014	2013	2014	2013
	(US dollars in millions)
UK	$233.8	$221.2	49.6%	50.7%
North America (primarily the US)	137.4	140.2	29.1%	32.2%
Europe (excluding the UK)	27.1	27.3	5.7%	6.3%
South Africa	20.5	14.2	4.4%	3.3%
Australia	18.5	10.8	3.9%	2.5%
Rest of world	34.2	22.4	7.4%	5.0%

Total	$471.5	$436.1	100.0%	100.0%

The increase in revenue from the UK region was primarily attributable to higher volumes in our banking and financial services, shipping and logistics, utilities and travel verticals. The increase in revenue from the rest of world region was primarily attributable to higher volumes in our banking and financial services, shipping and logistics and insurance verticals. The increase in revenue less repair payments from Australia region was primarily attributable to higher volumes in our insurance vertical. The increase in revenue from South Africa region was primarily attributable to higher volumes in our banking and financial services, travel and retail and CPG verticals. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our healthcare and travel verticals, partially offset by higher volumes in our insurance and consulting and professional services verticals. The decrease in revenue from Europe (excluding the UK) region was primarily due to lower volumes in our banking and financial services, shipping and logistics and retail and CPG verticals, partially offset by higher volumes in our insurance and healthcare verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$184.7	$178.2	$6.5
Facilities costs	61.3	59.3	2.0
Repair payments	31.1	24.1	7.0
Depreciation	13.5	14.2	(0.7)
Travel costs	10.9	9.5	1.4
Legal and professional costs	10.9	8.5	2.4
Other costs	15.3	17.3	(2.0)

Total cost of revenue	$327.7	$311.0	$16.7

As a percentage of revenue	65.2%	67.6%

The increase in cost of revenue was primarily due to an increase in repair payments, an increase in employee costs due to higher headcount and wage increments, an increase in legal and professional services, an increase in facilities costs due to an expansion of facilities in the Philippines, South Africa, Romania and Poland and the addition of new facilities in Mumbai in India, Sri Lanka and China, and an increase in travel costs associated with transition of client processes to our delivery centers. These increases were partially offset by a decrease in other costs due to a decrease in costs associated with providing onshore services and subcontract costs. Further, the depreciation of the Indian rupee against the US dollar by an average of 11.0% in fiscal 2014 as compared to the average exchange rate in fiscal 2013 resulted in an overall decrease of approximately $17.6 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Gross profit	$174.9	$149.3	$25.6
As a percentage of revenue	34.8%	32.4%
As a percentage of revenue less repair payments	37.1%	34.2%

Gross profit was higher primarily due to higher revenue as discussed above. Gross profit as a percentage of revenue and revenue less repair payments similarly increased primarily due to higher revenue as discussed above. We had a decrease in hedging loss on our revenue by $0.2 million to $6.2 million in fiscal 2014 from $6.4 million in fiscal 2013, and the depreciation of the Indian rupee against the US dollar in fiscal 2014 by an average of 11.0% as compared to the average exchange rate in fiscal 2013 reduced our cost of revenue.

During fiscal 2014, our built up seats increased by 7.0% from 21,975 as at the end of fiscal 2013 to 23,503 as at the end of fiscal 2014 when we expanded facilities in the Philippines, South Africa, Romania and Poland and added new facilities in Mumbai in India, Sri Lanka and China. This was part of our strategy to expand our delivery capabilities, including in the SEZ in India. Our total headcount increased by 5.9% from 25,520 to 27,020 during the same period, resulting in a decline in our seat utilization rate from 1.21 in fiscal 2013 to 1.16 in fiscal 2014. This 0.05 decline in our seat utilization rate reduced our gross profit as a percentage of revenue by approximately 0.6% and reduced our gross profit as a percentage of revenue less repair payments by approximately 0.7%.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$26.4	$22.6	$3.8
Other costs	8.8	7.6	1.2

Total selling and marketing expenses	$35.2	$30.2	$5.0

As a percentage of revenue	7.0%	6.6%
As a percentage of revenue less repair payments	7.5%	6.9%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of the expenses incurred in the expansion of our sales team and our client partner program. The increase in other costs was primarily due to an increase in travel and legal and professional expenses.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$39.8	$38.2	$1.6
Other costs	15.6	18.9	(3.3)

Total general and administrative expenses	$55.4	$57.1	$(1.7)

As a percentage of revenue	11.0%	12.4%
As a percentage of revenue less repair payments	11.7%	13.1%

The decrease in general and administrative expenses was primarily due to a decrease of approximately $3.2 million due to a depreciation of the Indian rupee against the US dollar by an average of 11.0% in fiscal 2014 by as compared to the average exchange rate in fiscal 2013 and a decrease in other costs as a result of a decrease in legal and professional expenses and travel expenses. These decreases were partially offset by an increase in employee costs as a result of an increase in headcount and wage increments.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$11.2	$5.5	$5.7

The higher foreign exchange losses were primarily due to higher foreign currency revaluation losses by $3.1 million to a loss of $0.6 million in fiscal 2014 from a gain of $2.5 million in fiscal 2013 and higher hedging losses of $2.5 million from our rupee-denominated contracts as a result of a depreciation of the Indian rupee against the US dollar.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Amortization of intangible assets	$23.8	$26.4	$(2.6)

The decrease in amortization of intangible assets was primarily attributable to depreciation of the Indian rupee against the US dollar in fiscal 2014 by an average of 11.0% as compared to the average exchange rate in fiscal 2013.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Operating profit	$49.4	$30.1	$19.3
As a percentage of revenue	9.8%	6.5%
As a percentage of revenue less repair payments	10.5%	6.9%

Operating profit as a percentage of revenue and revenue less repair payments is higher due to higher gross profit as discussed above, lower general and administrative expenses and lower amortization costs, partially offset by higher foreign exchanges losses, and higher selling and marketing expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Other income, net	$9.5	$4.8	$4.7

Other income was higher primarily on account of higher interest income due to higher cash balance and better yield.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Finance expense	$2.9	$3.6	$(0.7)

Finance expense marginally decreased primarily due to lower interest cost on account of full and partial repayment of certain of our term loans.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Provision for income taxes	$14.3	$9.9	$4.4

The increase in provision for income taxes was primarily on account of higher profits, partially offset by higher deferred tax credits on losses in some jurisdictions.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Profit	$41.6	$21.4	$20.2
As a percentage of revenue	8.3%	4.6%
As a percentage of revenue less repair payments	8.8%	4.9%

The increase in profit was primarily on account of higher operating profit, other income and lower finance expense partially offset by higher provision for income taxes.

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

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2013	2012	2013	2012
	(US dollars in millions)
UK	$245.3	$290.1	53.3%	61.2%
North America (primarily the US)	140.2	144.8	30.5%	30.5%
Europe (excluding the UK)	27.3	26.6	5.9%	5.6%
South Africa	14.2	—	3.1%	—
Australia	10.8	4.9	2.4%	1.0%
Rest of world	22.5	7.8	4.8%	1.7%

Total	$460.3	$474.1	100.0%	100.0%

The decrease in revenue from the UK region was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we had provided repair management services as discussed above. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our retail and CPG and banking and financial services verticals, partially offset by higher volumes in our consulting and professional services vertical. The increase in revenue from Australia region was primarily attributable to higher volumes in our insurance vertical. The increase in revenue from the Rest of world region was primarily due to revenue from new clients in our retail and CPG, and insurance verticals in that region. The increase in revenue from South Africa region was primarily due to our acquisition of Fusion in June 2012. The increase in revenue from Europe (excluding the UK) region was primarily due to higher volumes in our insurance, consulting and professional services and public sector verticals, partially offset by lower volumes in our shipping and logistics vertical.

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

Revenue Less Repair Payments by Geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Year ended March 31,
	2013	2012	2013	2012
	(US dollars in millions)
UK	$221.2	$211.0	50.7%	53.4%
North America (primarily the US)	140.2	144.8	32.2%	36.6%
Europe (excluding the UK)	27.3	26.6	6.3%	6.7%
South Africa	14.2	—	3.3%	—
Australia	10.8	4.9	2.5%	1.2%
Rest of world	22.4	7.8	5.0%	2.1%

Total	$436.1	$395.1	100.0%	100.0%

The increase in revenue less repair payments from the Rest of world region was primarily due to revenue from new clients in our retail and CPG and insurance verticals in that region. The increase in revenue less repair payments from the UK region was primarily due to higher revenue in our utilities vertical and revenue from new clients in our retail and CPG verticals. The increase in revenue less repair payments from Australia was primarily attributable to higher volumes in our insurance verticals. The increase in revenue less repair payments from South Africa was primarily due to our acquisition of Fusion in June 2012. The increase in revenue less repair payments from Europe (excluding the UK) region was primarily due to higher volumes in our insurance, consulting and professional services and public sector verticals, partially offset by lower volumes in our shipping and logistics vertical. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our retail and CPG, and banking and financial services verticals, partially offset by higher volumes in our insurance vertical in that region.

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

The decrease in cost of revenue was primarily due to a decrease in repair payments by $54.9 million. The decrease in repair payments was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we had provided repair management services as discussed above and also on account of changes to certain client contracts and contracts with repair centers during the first quarter of fiscal 2012, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the payments made to repair centers for cases referred by these clients as cost of revenue, resulting in lower repair payments. The decrease in cost of revenue was partially offset by an increase in employee costs due to higher headcount and wage increments, an increase in facilities costs due to an expansion of facilities in Pune, Chennai and the Philippines and the addition of new facilities in Vizag, the Philippines, Poland, and South Africa, an increase in travel costs associated with transition of client processes to our delivery centers and an increase in other costs due to an increase in costs associated with providing onshore services and subcontract costs. Further the depreciation of the Indian rupee against the US dollar by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012 resulted in an overall decrease of approximately $24 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Gross profit	$149.3	$133.2	$16.1
As a percentage of revenue	32.4%	28.1%
As a percentage of revenue less repair payments	34.2%	33.7%

Gross profit was higher primarily due to lower cost of revenue as discussed above. Gross profit as a percentage of revenue increased primarily due to lower repair payments which resulted in lower cost of revenue, as well as lower revenue, as a result of the termination of a contract with a large client in our auto claims business in April 2012 as discussed above, and also due to changes to certain client contracts and contracts with repair centers as discussed above. We had an increase in hedging loss on our revenue by $1.5 million to $6.5 million in fiscal 2013 from $5.0 million in fiscal 2012, and lower cost of revenue due to a depreciation of the Indian rupee against the US dollar by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012.

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

The increase in general and administrative expenses was primarily due to an increase in other costs as a result of an increase in facilities costs, higher legal and professional expenses, expenses incurred in the establishment of our Capability Creation Group and the costs associated with acquiring Fusion and integrating Fusion into our company. The increase in employee costs was a result of an increase in headcount and wage increments, partially offset by a decrease of approximately $4.0 million due to a depreciation of the Indian rupee against the US dollar by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012.

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

The decrease in amortization of intangible assets was primarily attributable to the complete amortization of intangibles acquired in connection with the acquisition of Marketics and Flovate in May 2007 and June 2007, respectively, a part of intangible assets related to leasehold benefits acquired in connection with the acquisition of Aviva Global in July 2008 and depreciation of the Indian rupee against the US dollar by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012, partially offset by additional cost of amortization of intangible assets acquired in connection with the acquisition of Fusion in June 2012.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2013	2012	Change
	(US dollars in millions)
Operating profit	$30.1	$28.0	$2.1
As a percentage of revenue	6.5%	5.9%
As a percentage of revenue less repair payments	6.9%	7.1%

Operating profit as a percentage of revenue is higher due to higher gross profit as discussed above and lower amortization costs, partially offset by higher foreign exchanges losses, higher general and administrative expenses and higher selling and marketing expenses. Operating profit as a percentage of revenue less repair payments is lower due to higher foreign exchanges losses, higher general and administrative expenses and higher selling and marketing expenses, partially offset by higher gross profit as discussed above and lower amortization costs.

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

Finance expense marginally decreased primarily due to lower interest cost on account of our full repayment of our term loan facility of $94.0 million obtained in July 2010, partially offset by higher interest expense on our new short term loans.

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

Results by Reportable Segment

For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See note 27 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in IFRS 8 “ Operating Segments.” We have separately reported our Auto Claims BPM segment, as it does not meet the aggregation criteria under IFRS 8. Accordingly, pursuant to IFRS 8, we have two reportable segments: WNS Global BPM and WNS Auto Claims BPM.

WNS Global BPM is delivered out of our delivery centers in China Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, as well as our subcontractor’s delivery center in China. This segment includes all of our business activities with the exception of WNS Auto Claims BPM. WNS Auto Claims BPM is our automobile claims management business which is primarily based in the UK and is part of our insurance business unit. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Process Management Service Offerings.” We report WNS Auto Claims BPM as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to third party automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPM segment.

Our revenue is generated primarily from providing business process management services.

In our WNS Auto Claims BPM segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. For one client in our “non fault” repairs business (whose contract with us has been terminated with effect from April 18, 2012), we provide only repair management services where we wholly subcontract the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluate the financial performance of our business with this client in a manner similar to how we evaluate our financial performance for our “fault” repairs business that is, based on revenue less repair payments. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

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

The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated:

	Year ended March 31,
	2014		2013		2012
	WNS Global BPM	WNS Auto Claims BPM	WNS Global BPM	WNS Auto Claims BPM	WNS Global BPM	WNS Auto Claims BPM
Segment revenue(1)	$439.9	$63.0	$405.4	$55.1	$361.8	$113.0
Less: Payments to repair centers	—	31.1	—	24.1	—	79.1
Revenue less repair payments(1)	439.9	31.9	405.4	31.0	361.8	33.9
Cost of revenue (excluding payments to repair centers)(2)	275.8	19.4	265.8	20.4	239.9	21.7
Other costs(3)	91.5	5.0	82.9	5.5	64.6	6.9
Segment operating profit	72.6	7.4	56.7	5.1	57.4	5.4
Other (income) / expense, net	(8.6)	(0.9)	(4.0)	(0.8)	0.2	(0.2)
Finance expense	2.9	—	3.6	—	4.0	—
Segment profit before income taxes	78.3	8.4	57.1	5.9	53.2	5.6
Provision for income taxes	12.3	2.0	8.9	1.0	10.4	1.1
Segment profit	$66.0	$6.4	$48.2	$4.9	$42.8	$4.5

Notes:

(1)	Segment revenue and revenue less repair payments include inter-segment revenue of $0.3 million for fiscal 2014, $0.3 million for fiscal 2013 and $0.7 million for fiscal 2012.
(2)	Cost of revenue includes inter-segment expenses of $0.3 million for fiscal 2014, $0.3 million for fiscal 2013 and $0.7 million for fiscal 2012, and excludes share-based compensation expenses of $1.3 million for fiscal 2014, and $1.0 million each for fiscal 2013 and 2012, which are not allocable between our segments.
(3)	Other costs include selling and marketing, general and administrative expense and foreign exchange gain/loss. Excludes share-based compensation expenses of $5.6 million for fiscal 2014, $4.4 million for fiscal 2013 and $4.3 million for fiscal 2012, which are not allocable between our segments.

WNS Global BPM accounted for 87.5% of our revenue and 93.2% of our revenue less repair payments in fiscal 2014 as compared to 88.1% of our revenue and 93.0% of our revenue less repair payments in fiscal 2013, and 76.3% of our revenue and 91.6% of our revenue less repair payments in fiscal 2012.

WNS Global BPM

Segment Revenue. Revenue in the WNS Global BPM segment increased by 8.5% to $439.9 million in fiscal 2014 from $405.4 million in fiscal 2013. This increase was primarily attributable to the increase in the volume of transactions executed for new and existing clients, with $23.9 million being attributable to existing clients and $10.4 million being attributable to new clients. The increase was also, to a lesser extent, on account of an appreciation of the pound sterling against the US dollar by an average of 0.6% in fiscal 2014 as compared to the average exchange rate in fiscal 2013. In addition, we had a decrease in hedging loss of $0.2 million in fiscal 2014, from a hedging loss of $6.4 million in fiscal 2013 to a hedging loss of $6.2 million in fiscal 2014.

Revenue in the WNS Global BPM segment increased by 12.1% to $405.4 million in fiscal 2013 from $361.8 million in fiscal 2012. This increase was primarily attributable to the increase in the volume of transactions executed for new and existing clients, with $20.5 million being attributable to new clients, including revenue contribution from Fusion, which we acquired in June 2012, of $14.2 million, and $23.1 million being attributable to existing clients. The increase was partially offset by a depreciation of the pound sterling against the US dollar by an average of 0.9% in fiscal 2013 as compared to the average exchange rate in fiscal 2012. In addition, we had an increase in hedging loss of $1.4 million in fiscal 2013, from a hedging loss of $5.0 million in fiscal 2012 to a hedging loss of $6.4 million in fiscal 2013.

Contract prices across the various types of processes remained substantially stable over these periods.

Segment Operating Profit. Segment operating profit in the WNS Global BPM segment increased by 28.1% to $72.6 million in fiscal 2014 from $56.7 million in fiscal 2013. The increase was primarily attributable to higher segment revenue, and lower general and administrative expenses, partially offset by higher cost of revenue, higher selling and marketing expenses, and higher foreign exchange losses.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $10.0 million to $275.8 million in fiscal 2014 from $265.8 million in fiscal 2013, primarily on account of (i) an increase in employee costs by $5.9 million due to an increase in salary and headcount, (ii) an increase in facilities costs by $3.5 million due to an expansion of facilities in the Philippines, South Africa, Romania and Poland and the addition of new facilities in Mumbai in India, Sri Lanka and China, and (iii) an increase in travel costs by $1.4 million due to travel costs associated with the transition of client processes to our delivery centers. These increases were partially offset by a decrease in depreciation cost by $0.3 million. Further, the depreciation of the Indian rupee against the US dollar by an average of 11.0% in fiscal 2014 as compared to the average exchange rate in fiscal 2013, resulted in a lower cost of revenue of approximately $17.6 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $8.6 million to $91.5 million in fiscal 2014 from $82.9 million in fiscal 2013, primarily on account of (i) an increase in foreign exchange loss by $5.9 million, (ii) an increase in selling and marketing expenses by $3.3 million, and (iii) an decrease in general and administrative expenses by $0.6 million.

The higher foreign exchange losses were primarily due to an increase in foreign currency revaluation losses by $3.1 million to a loss of $0.6 million in fiscal 2014 from a gain of $2.5 million in fiscal 2013 and higher hedging losses of $2.5 million from our rupee-denominated contracts as a result of a depreciation of the Indian rupee against the US dollar.

Selling and marketing expenses increased by $3.3 million to $30.6 million in fiscal 2014 from $27.3 million in fiscal 2013, primarily due to an increase in employee costs as a result of the expenses incurred in the expansion of our sales team and our client partner program.

General and administrative expenses decreased by $0.6 million to $49.6 million in fiscal 2014 from $50.2 million in fiscal 2013, primarily due to a decrease of approximately $3.2 million due to depreciation of the Indian rupee against the US dollar by an average of 11.0% in fiscal 2014 as compared to the average exchange rate in fiscal 2013 and a decrease in other costs as a result of a decrease in facilities costs, legal and professional expenses and travel expenses, partially offset by an increase in employee costs as a result of an increase in headcount and wage increments.

Segment operating profit in the WNS Global BPM segment decreased by 1.1% to $56.7 million in fiscal 2013 from $57.4 million in fiscal 2012. The decrease was primarily attributable to higher cost of revenue, higher selling and marketing expenses, higher general and administrative expenses and higher foreign exchange losses, partially offset by higher segment revenue.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $25.9 million to $265.8 million in fiscal 2013 from $239.9 million in fiscal 2012, primarily on account of (i) an increase in employee costs by $20.6 million due to an increase in salary and headcount, (ii) an increase in facilities costs by $4.9 million due to expansion of facilities in Pune, Chennai and the Philippines and addition of new facilities in Vizag, the Philippines, Poland, the US and South Africa, and (iii) an increase in travel costs by $1.1 million due to travel costs associated with the transition of client processes to our delivery centers. These increases were partially offset by a decrease in depreciation cost by $0.8 million. Further, the depreciation of the Indian rupee against the US dollar by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012 resulted in a lower cost of revenue of approximately $24 million.

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

General and administrative expenses increased by $4.4 million to $50.2 million in fiscal 2013 from $45.7 million in fiscal 2012, primarily due to an increase in other costs primarily as a result of an increase in facilities costs, higher legal and professional expenses, and expenses incurred in the establishment of our Capability Creation Group and the costs associated with acquiring Fusion and integrating Fusion into our company. The increase in employee costs was a result of an increase in headcount and wage increments, partially offset by a decrease of approximately $4.0 million due to a depreciation of the Indian rupee against the US dollar by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012.

Segment Profit. Segment profit in the WNS Global BPM segment increased by 37.1% to $66.0 million in fiscal 2014 from $48.2 million in fiscal 2013. The increase in profit was primarily attributable to higher segment revenue, lower general and administrative expenses, higher other income, and lower finance expense, partially offset by higher cost of revenue primarily due to higher employee cost and facilities cost, higher selling and marketing expenses and higher other costs primarily due to higher foreign exchange losses.

The other income, net increased by $4.6 million in fiscal 2014 to $8.6 million from $4.0 million in fiscal 2013.

The finance expense for fiscal 2014 was $2.9 million as compared to $3.6 million in fiscal 2013 due to lower interest cost on account of full and partial repayment of certain of our term loans

Provision for income taxes in fiscal 2014 was $12.3 million as compared to $8.9 million in fiscal 2013. The increase in provision for income taxes was primarily on account of higher profits, partially offset by higher deferred tax credits on losses in some jurisdictions.

Segment profit in the WNS Global BPM segment increased by 12.6% to $48.2 million in fiscal 2013 from $42.8 million in fiscal 2012. The increase in profit was primarily attributable to higher segment revenue, higher other income, net and lower finance expense, partially offset by higher cost of revenue primarily due to higher employee cost and facilities cost, and higher other costs primarily due to higher foreign exchange losses, selling and marketing expenses and general and administrative expenses.

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

WNS Auto Claims BPM

Segment Revenue. Revenue in the WNS Auto Claims BPM segment increased by $7.8 million to $63.0 million in fiscal 2014 from $55.1 million in fiscal 2013. The increase was primarily on account of an increase in revenue from existing clients of $6.1 million and revenue from new clients of $1.7 million. Payments made to repair centers in fiscal 2014 increased by $7.0 million to $31.1 million from $24.1 million in fiscal 2013.

Revenue less repair payments in this segment increased by 2.8% to $31.9 million in fiscal 2014 from $31.0 million in fiscal 2013 primarily due to revenue from new clients of $1.4 million partially offset by a lower volume of business of $0.5 million from existing clients.

Revenue in the WNS Auto Claims BPM segment decreased by $57.8 million to $55.1 million in fiscal 2013 from $113.0 million in fiscal 2012. The decrease was primarily on account of a decrease in revenue from existing clients. The decrease in revenue from existing clients was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we had provided repair management services. As we acted as principal in our dealings with third party repair centers and this client, we accounted for the amounts received from this client for payments to repair centers as revenue and the payments made to repair centers in connection with our services provided to this client as cost of revenue. The termination of this contract resulted in a decrease in revenue, with a corresponding decrease of the same amount in our cost of revenue. In addition, during the first quarter of fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers as revenue, resulting in lower revenues. Payments made to repair centers in fiscal 2013 decreased by $54.9 million to $24.1 million from $79.1 million in fiscal 2012 for the same reason.

Revenue less repair payments in this segment decreased by 8.6% to $31.0 million in fiscal 2013 from $33.9 million in fiscal 2012 primarily due to a lower volume of business of $3.5 million from existing clients, partially offset by revenue from new clients of $0.6 million.

Segment Operating Profit. Segment operating profit increased by $2.3 million to $7.4 million in fiscal 2014 from $5.1 million in fiscal 2013. The increase was primarily on account of an increase in revenue less repair payments, lower cost of revenue (excluding payments to repair centers), and lower general and administrative expenses partially offset by higher selling and marketing expenses.

Our cost of revenue (excluding payments to repair centers), decreased by $1.0 million to $19.4 million in fiscal 2014 from $20.4 million in fiscal 2013. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in facilities cost by $1.4 million, and depreciation cost by $0.4 million partially offset by an increase in our employee costs by $0.9 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain or loss. Our other costs decreased by $0.5 million to $5.0 million in fiscal 2014 from $5.5 million in fiscal 2013, primarily on account of a decrease in general and administrative expenses by $1.9 million to $1.1 million in fiscal 2014 from $3.0 million in fiscal 2013, decrease in foreign exchange losses by $0.2 million to a gain of $0.1 million in fiscal 2014 from a loss of $0.1 million in fiscal 2013, offset by higher selling and marketing expenses by $1.5 million to $4.0 million in fiscal 2014 from $2.5 million in fiscal 2013.

Segment operating profit decreased by $0.3 million to $5.1 million in fiscal 2013 from $5.4 million in fiscal 2012. The decrease was primarily on account of a decrease in revenue less repair payments and higher general and administrative expenses, partially offset by lower cost of revenue (excluding payments to repair centers) and lower selling and marketing expenses.

Our cost of revenue (excluding payments to repair centers), decreased by $1.3 million to $20.4 million in fiscal 2013 from $21.7 million in fiscal 2012. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in our employee costs by $2.6 million and a decrease in depreciation cost by $0.4 million, partially offset by an increase in other costs by $1.7 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain or loss. Our other costs decreased by $1.2 million to $5.5 million in fiscal 2013 from $6.9 million in fiscal 2012, primarily on account of a decrease in selling and marketing expenses by $2.7 million to $2.5 million in fiscal 2013 from $5.2 million in fiscal 2012. This decrease was partially offset by an increase in general and administrative expenses by $1.3 million to $3.0 million in fiscal 2013 from $1.7 million in fiscal 2012. We incurred foreign exchange losses of $0.1 million in fiscal 2013. No foreign exchange loss was incurred in fiscal 2012.

Segment Profit. Segment profit increased by $1.5 million to $6.4 million in fiscal 2014 from $4.9 million in fiscal 2013. The increase was primarily attributable to higher operating profit and an increase in other income, net.

The other income, net in fiscal 2014 was an income of $0.9 million compared to an income of $0.8 million in fiscal 2013.

Provision for income taxes in fiscal 2014 was $2.0 million as compared to $1.0 million in fiscal 2013. The provision for income taxes in fiscal 2014 was higher primarily on account of higher taxable profits.

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

Quarterly Results

The following table presents unaudited quarterly financial information for each of our last eight fiscal quarters on a historical basis. We believe the quarterly information contains all adjustments necessary to fairly present this information. As a business process management services provider, we anticipate and respond to demand from our clients. Accordingly, we have limited control over the timing and circumstances under which our services are provided. Typically, we show a decrease in our first quarter operating profit margins as a result of salary increases. For these and other reasons, we can experience variability in our operating results from quarter to quarter. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Fiscal 2014				Fiscal 2013
	Three months ended				Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
	(Unaudited, US dollars in millions)
Revenue	$130.3	$127.1	$123.1	$122.1	$119.2	$120.2	$113.1	$107.8
Cost of revenue	81.9	81.7	79.7	84.4	81.4	80.8	75.3	73.4
Gross Profit	48.3	45.5	43.4	37.7	37.8	39.3	37.8	34.4
Operating expenses:
Selling and marketing expenses	9.5	8.9	9.0	7.8	7.8	7.8	7.2	7.4
General and administrative expenses	14.2	13.1	13.0	15.0	14.2	15.1	15.2	12.7
Foreign exchange loss / (gains), net	2.7	3.3	4.6	0.5	(1.1)	2.1	2.0	2.4
Amortization of intangible assets	5.9	5.8	5.8	6.2	6.7	6.6	6.5	6.6
Operating profit	15.9	14.4	10.9	8.2	10.2	7.8	6.8	5.2
Other (income) expense, net	(3.1)	(2.5)	(1.8)	(2.2)	(1.6)	(1.3)	(1.0)	(1.0)
Finance expense	0.7	0.7	0.8	0.8	0.9	0.9	0.9	1.0
Provision for income taxes	4.9	3.9	2.6	2.8	2.8	2.2	2.5	2.4
Profit	13.4	12.2	9.3	6.7	8.2	6.1	4.3	2.8

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2014				Fiscal 2013
	Three months ended				Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
	(Unaudited)
Gross profit as a percentage of revenue	37.1%	35.8%	35.3%	30.9%	31.7%	32.7%	33.4%	31.9%
Operating income as a percentage of revenue	12.2%	11.3%	8.9%	6.7%	8.6%	6.5%	6.0%	4.9%
Gross profit as a percentage of revenue less repair payments	39.4%	38.0%	37.6%	33.2%	33.5%	34.7%	35.2%	33.5%
Operating income as a percentage of revenue less repair payments	13.0%	12.0%	9.4%	7.2%	9.1%	6.9%	6.3%	5.1%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2014				Fiscal 2013
	Three months ended				Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
	(Unaudited, US dollars in millions)
Revenue	$130.3	$127.1	$123.1	$122.1	$119.2	$120.2	$113.1	$107.8
Less: Payments to repair centers	7.5	7.5	7.7	8.4	6.5	6.7	5.8	5.2

Revenue less repair payments	$122.7	$119.6	$115.4	$113.8	$112.8	$113.5	$107.3	$102.6

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our long term debt, obligations under operating leases for office space, which represent minimum lease payments for office space, short term line of credit, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2014 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in thousands)
Long term debt	$26,241	$12,672	$13,569	$—	$—
Operating leases	91,433	18,832	29,746	19,714	23,141
Short term line of credit	58,583	58,583	—	—	—
Purchase obligations	3,576	3,576	—	—	—

Total	$179,833	$93,663	$43,315	$19,714	$23,141

Uncertain income tax liabilities totaling $15.5 million are excluded from the table because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

All of our debt is floating rate debt and no interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to our funding requirements and future interest rates.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2011 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,880.7 million ($48.1 million based on the exchange rate on March 31, 2014) in additional taxes, including interest of 1,047.5 million ($17.5 million based on the exchange rate on March 31, 2014).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)			Interest on amount demanded
	( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(3.0	)(1)	60.0	$(1.0	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.5	)(1)	8.6	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	495.3	$(8.3	)(1)	173.8	$(2.9	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.1	)(1)	24.1	$(0.4	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.6	)(1)	31.9	$(0.5	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	21.6	$(0.4	)(1)	8.2	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	819.6	$(13.7	)(1)	344.1	$(5.7	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	41.4	$(0.7	)(1)	13.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2009	973.9	$(16.2	)(1)	336.8	$(5.6	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	22.5	$(0.4	)(1)	4.5	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2010	60.2	$(1.0	)(1)	23.5	$(0.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2011	59.5	$(1.0	)(1)	15.7	$(0.4	)(1)
Total		2,880.7	$(48.1	)(1)	1,047.5	$(17.5	)(1)

Note:

(1) Based on the exchange rate as at March 31, 2014.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2014, we have provided a tax reserve of 906.6 million ($15.1 million based on the exchange rate on March 31, 2014) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,467.3 million ($41.2 million based on the exchange rate on March 31, 2014) in additional taxes, including interest of 769.9 million ($12.9 million based on the exchange rate on March 31, 2014). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2014, corporate tax returns for fiscal years 2011 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.8 million based on the exchange rate on March 31, 2014) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

As at March 31, 2014, we had cash and cash equivalents of $ 33.7 million which were primarily held in US dollars, Indian rupees, pound sterling and Philippines pesos. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments includes, marketable securities consisting of liquid mutual funds and fixed maturity plans, or FMPs which totaled $112.5 million as at March 31, 2014. Our investment in FMPs represents investments in mutual funds scheme wherein the mutual fund has invested in certificates of deposit issued by banks in India.

As at March 31, 2014, our Indian subsidiary, WNS Global, had a secured line of credit of 900.0 million ($15.0 million based on the exchange rate on March 31, 2014) from The Hongkong and Shanghai Banking Corporation Limited, and an unsecured lines of credit of $15.0 million from BNP Paribas, 1,200.0 million ($20.0 million based on the exchange rate on March 31, 2014) from Citibank N.A. and 810.0 million ($ 13.5 million based on the exchange rate on March 31, 2014) from Standard Chartered Bank. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2014, 3,169.1 million ($ 52.9 million based on the exchange rate on March 31, 2014) was utilized for working capital requirements from these lines of credit.

Additionally, our China subsidiary, Business Applications Associates Beijing Limited, has obtained a term loan facility of RMB1.25 million ($0.2 million based on the exchange rate on March 31, 2014) and a line of credit of RMB2.5 million ($0.4 million based on the exchange rate on March 31, 2014) from HSBC Bank (China) Company Limited pursuant to a facility agreement dated April 10, 2013. The term loan facility was fully repaid on August 2, 2013 and there was no amount outstanding under the line of credit as at March 31, 2014.

In March 2012, WNS Global obtained two new three-year term loan facilities consisting of a 510.0 million ($8.5 million based on the exchange rate on March 31, 2014) rupee-denominated loan and a $7.0 million US dollar-denominated loan, and our UK subsidiary, WNS UK, obtained a new three-year term loan for £6.1 million ($10.2 million based on the exchange rate on March 31, 2014), rolled over its £9.9 million ($16.4 million based on the exchange rate on March 31, 2014) two-year term loan (which was originally scheduled to mature in July 2012) for another three-year term, and renewed its £9.9 million ($16.4 million based on the exchange rate on March 31, 2014) working capital facility (which was originally scheduled to mature in July 2012) until March 2015.

Details of these loan facilities are described below.

•	WNS Global obtained from HDFC Bank Ltd., or HDFC, a three-year rupee-denominated term loan of 510.0 million ($8.5 million based on the exchange rate on March 31, 2014) which was fully drawn on March 12, 2012. The loan was for the purpose of financing certain capital expenditures incurred during the period from April 2011 to December 2011. The interest on the loan was 11.25% per annum for the first year, which was reset at the rate of 10.3% per annum for the second year. Interest was payable on a monthly basis. The principal amount was repayable in two equal installments on January 30, 2015 and February 27, 2015. Repayment of the loan was guaranteed by WNS and secured by a charge over our Pune property. This charge ranked pari passu with other charges over the property in favor of other lenders. We were subject to certain covenants in respect of this loan, including restrictive covenants relating to our total debt to EBITDA ratio, total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the term sheet relating to this loan. In connection with this rupee-denominated term loan, we had entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan which had resulted in the loan bearing an effective interest rate to us of 5.78% per annum. On March 12, 2014, WNS Global prepaid the entire loan and there was no amount outstanding under the loan as at March 31, 2014.

•	WNS Global obtained from HSBC Bank (Mauritius) Limited a three-year term loan facility for $7.0 million. On April 16, 2012, June 20, 2012, and August 16, 2012, we drew down $2.0, $3.0 and $2.0 million, respectively, from this facility. The facility was utilized for the purpose of funding WNS Global’s capital expenditure plans for fiscal 2013 in compliance with the Reserve Bank of India’s guidelines on “External Commercial Borrowings and Trade Credits.” The facility bears interest at a rate of US dollar LIBOR plus a margin of 3.5% per annum. Interest is payable on a quarterly basis. The principal amount of each tranche is repayable at the end of three years from the date of drawdown of such tranche. Repayment of the loan under the facility is guaranteed by WNS and secured by a charge over our Pune property. This charge ranks pari passu with other charges over the property in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our debt to EBITDA ratio, debt to adjusted tangible net worth ratio, EBITDA to debt service coverage ratio and fixed asset coverage ratio, each as defined therein. A change in the largest shareholder of WNS together with a loss of 10% of our clients by revenue within two quarters of the change may also constitute an event of default under this facility agreement.

•	WNS UK obtained from HSBC Bank plc. an additional three-year term loan facility for £6.1 million ($10.2 million based on the exchange rate on March 31, 2014), which was fully drawn on March 30, 2012. WNS UK also rolled over on March 30, 2012 its existing term loan of £9.9 million ($16.4 million based on the exchange rate on March 31, 2014) from HSBC Bank plc. (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015. The facilities are for the purpose of providing inter-company loans within our company and funding capital expenditures. The facilities bear interest at Bank of England base rate plus a margin of 2.25% per annum. Interest is payable on a quarterly basis. 20% of the principal amount of each loan is repayable at the end of each of 18, 24 and 30 months after drawdown and a final installment of 40% of the principal amount of each loan is repayable at the end of 36 months after drawdown. Repayment of each loan is guaranteed by WNS, WNS (Mauritius) Limited, WNS Capital Investments Limited, WNS UK and AHA, and secured by pledges of shares of WNS (Mauritius) Limited and WNS Capital Investments Limited, a charge over the bank account of WNS Capital Investments Limited, and fixed and floating charges over the respective assets of WNS UK and AHA. The facility agreements contain certain covenants, including restrictive covenants relating to further borrowing by the borrower, total debt to EBITDA ratio, our total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the facility agreement. On September 30, 2013, January 7, 2014 and March 31, 2014, we made scheduled installment repayments of £1.2 million ($2.0 million based on exchange rate on March 31, 2014), £2.0 million ($3.3 million based on exchange rate on March 31, 2014) and £1.2 million ($2.0 million based on exchange rate on March 31, 2014), on the £6.1 million ($10.2 million based on the exchange rate on March 31, 2014) term loan and £9.9 million ($16.4 million based on the exchange rate on March 31, 2014) term loan.

•	WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($16.4 million based on the exchange rate on March 31, 2014) until March 31, 2015. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum and has been renewed at the existing rate. Interest is payable on a quarterly basis. Repayment of this facility is guaranteed by WNS, WNS UK and AHA, and secured by fixed and floating charges over the respective assets of WNS UK and AHA. The facility agreements contain covenants similar to those contained in WNS UK’s term loan facilities described above. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2014, £3.4 million ($ 5.7 million based on the exchange rate on March 31, 2014) was utilized for working capital requirements from the above stated lines of credit.

In September 2010, WNS Global Services Philippines Inc. obtained a $3.2 million three-year secured term loan facility from The Hongkong and Shanghai Banking Corporation Limited. This facility was repaid in three equal installments on September 28, 2012, March 28, 2013 and September 27, 2013. The loan bore interest at the three-month US dollar LIBOR plus a margin of 3% per annum. Following the full repayment of the facility on September 27, 2013, the security provided under the facility has been released.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to meet our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to meet our debt repayment obligations, capital expenditures and working capital needs. We currently expect our capital expenditures needs in fiscal 2015 to be between $25.0 million to $30.0 million, a significant amount of which we expect to spend on infrastructure build-out and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2014, we had commitments for capital expenditures of $3.6 million relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $1.4 million in South Africa, approximately $1.2 million in India, approximately $0.6 million in the UK, approximately $0.5 million in Europe (excluding the UK) and approximately $0.2 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. Further, under the current volatile conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet some of our existing debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future consider making acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of indebtedness and working capital. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for fiscal 2014, 2013 and 2012:

	Year ended March 31,
	2014	2013	2012
	(US dollars in millions)
Net cash provided by operating activities	$81.4	$64.8	$57.2
Net cash used in investing activities	$(50.9)	$(89.5)	$(50.7)
Net cash provided (used in) by financing activities	$(14.9)	$13.2	$27.4

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $81.4 million for fiscal 2014 from $64.8 million for fiscal 2013. The increase in net cash provided by operating activities for fiscal 2014 as compared to fiscal 2013 was attributable to an increase in profit as adjusted by non-cash related items by $23.0 million, a decrease in income taxes paid by $2.2 million, a decrease in interest paid by $0.6 million and an increase in interest income by $0.2 million which was partially offset by a decrease in cash inflow from working capital changes by $9.5 million.

The increase in profit as adjusted for non-cash related items by $23.0 million was primarily on account of (i) an increase in profit by $20.2 million, (ii) an increase in unrealized exchange loss by $10.6 million, (iii) a decrease in deferred tax credit by $6.0 million, (iv) an increase in share based compensation expense by $1.6 million and (v) an increase in deferred rent expense by $0.1 million. The increase was partially offset by (i) an increase in unrealized hedging gain by $5.2 million, (ii) an increase in unrealized gain by $3.9 million on investments, (iii) a decrease in depreciation and amortization expense by $3.3 million, (iv) a decrease in current tax expenses by $1.6 million, (v) a decrease in interest expense by $0.4 million, (vi) a decrease in allowance of doubtful debts by $0.3 million, (vii) an increase in dividend income by $0.2 million on account of our investment in marketable securities, (viii) an increase in interest income by $0.2 million, (ix) a decrease in interest expense on deferred consideration paid for Fusion Acquisition by $0.2 million, (x) a decrease in amortization of debt issue cost by $0.1 million, and (xi) an increase in excess tax benefit credit on share based options exercised by $0.1 million.

Cash flow from working capital changes decreased by $9.5 million for fiscal 2014 as compared to fiscal 2013, primarily as a result of a reduction in cash inflow from accounts receivable by $14.8 million in our WNS Auto Claims BPM segment, an increase in cash outflow towards settlement of other liabilities by $3.4 million primarily on account of settlement of derivative financial instruments and payment made towards value added tax, which was partially offset by a decrease in cash outflow by $15.0 million in accounts payable in our WNS Auto-Claims BPM segment.

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

Cash flow from working capital changes increased by $5.9 million during fiscal 2013 as compared to fiscal 2012, primarily due to (i) an increase in cash inflow of $14.2 million in other current assets, primarily as a result of a decrease in funds held for clients, (ii) an increase in cash inflow from accounts receivables by $6.0 million, on account of a decrease in accounts receivables of a large client in our WNS Auto Claims , and better collection in our Global and (iii) a decrease in cash outflow towards settlement of other liabilities by $4.5 million, primarily as a result of a decrease in cash outflow towards settlement of derivatives financial instruments on maturity and towards payment of value-added tax. The increase was partially offset by an increase of cash outflow of $21.2 million in accounts payable primarily as a result of an increase in outflow towards accounts payable in our WNS Auto Claims segment.

Cash Flows from Investing Activities

Net cash used in investing activities decreased to $50.9 million for fiscal 2014 from $89.5 million for fiscal 2013. Investing activities in fiscal 2014 consisted of the following: (i) amount invested in FMPs in fiscal 2014 of $50.5 million as compared to $43.0 million in fiscal 2013, (ii) a payment made of $7.6 million towards the settlement of deferred consideration for the acquisition of Fusion in fiscal 2014 as compared to a payment made of $7.1 million made towards the acquisition (net of cash acquired) of Fusion in fiscal 2013, (iii) net proceeds received from sale of marketable securities increased by $45.4 million in fiscal 2014 as compared to fiscal 2013, and (iv) the capital expenditures incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers, for fiscal 2014 was $19.6 million, which represented a decrease of $1.6 million as compared to fiscal 2013.

Net cash used in investing activities increased to $89.5 million for fiscal 2013 from $50.7 million for fiscal 2012. Investing activities in fiscal 2013 consisted of the following: (i) the amount invested in FMPs of $43.0 million, (ii) a payment made of $7.1 million made towards the acquisition (net of cash acquired) of Fusion in fiscal 2013, as compared to $2.1 million made to ACS for the acquisition of the balance 35% stake in WNS Philippines Inc. in fiscal 2012, (iii) the amount invested in marketable securities in fiscal 2013 reduced by $6.2 million as compared to fiscal 2012, (iv) the amount received towards dividends increased by $2.5 million in fiscal 2013 as compared to fiscal 2012, (v) a government grant of $0.3 million received by WNS Global Services, Inc. and (vi) the capital expenditures incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers for fiscal 2013 was $21.2 million, which represented a decrease of $0.1 million as compared to fiscal 2012.

Cash Flows from Financing Activities

Net cash used in financing activities was $14.9 million for fiscal 2014, as compared to $13.2 million provided by investing activities for fiscal 2013. Financing activities primarily consisted of (i) repayments of long term debt taken by WNS Global of $8.5 million, by WNS UK of $7.3 million and by WNS Global Services Philippines Inc. of $1.1 million in fiscal 2014 as compared to a repayment of a long term debt taken by WNS (Mauritius) Limited of $24.0 million and by WNS Global Services Philippines Inc. of $2.1 million and a debt taken by WNS Global of $7.0 million in fiscal 2013, and (ii) short term debt taken by WNS Global of $7.2 million partially offset by short term debt repayment by WNS UK of $5.6 million in fiscal 2014 as compared to a short term debt taken by WNS Global of $21.3 million and by WNS UK of $11.0 million in fiscal 2013.

Net cash provided in financing activities was $13.2 million for fiscal 2013, as compared to $27.4 million for fiscal 2012. Financing activities primarily consisted of (i) repayments of a long term debt taken by WNS (Mauritius) Limited of $24.0 million and by WNS Global Services Philippines Inc. of $2.1 million in fiscal 2013 as compared to a repayment of $50.0 million by WNS (Mauritius) Limited in fiscal 2012, (ii) a short term debt taken by WNS Global of $21.3 million and by WNS UK of $11.0 million in fiscal 2013 as compared to a short term loan of $19.0 million taken by WNS Global, partially offset by a repayment of $8.8 million of a short term loan by WNS UK and a repayment of $0.7 million of a short term loan from ACS, (iii) net proceeds of $46.3 million from the issuance of ordinary shares in the form of ADSs in our follow-on public offering in fiscal 2012, (iv) a long term debt of $7.0 million taken by WNS India in fiscal 2013 as compared to long term debt taken by WNS UK for $9.7 million and by WNS Global for $10.6 million in fiscal 2012, and (v) a decrease in excess tax benefits on share based options exercised by $1.2 million.

New Accounting Pronouncements Not Yet Adopted by our Company

Certain new standards, interpretations and amendments to existing accounting standards have been published, but have not yet been applied in our financial statements. Those which we consider to be relevant to our operations are set out below:

i.	In November 2009, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”), “Classification and Measurement”. This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9. The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. In November 2013, IASB finalized the new hedge accounting guidance which forms part of IFRS 9. There have been significant changes to the types of transactions eligible for hedge accounting. In addition, the ineffectiveness test was overhauled and replaced with the principle of an ‘economic relationship’.

The mandatory effective date for IFRS 9 is removed temporarily and IASB will determine a new mandatory effective date when it has finalized the requirements for all the other phases of the project to replace IAS 39. Earlier application is permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

ii.	In May 2013, the IASB issued an amendment to IAS 36 “Impairment of Assets” to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. This Amendment is effective for annual periods beginning on or after January 1, 2014.

We have evaluated the requirements of the above amendment and do not believe that the adoption of this amendment will have a material effect on our consolidated financial statements.

iii.	In May 2014, the IASB issued two amendments with respect to IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38 Intangible Assets (IAS 38) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces and rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible assets. However this presumption can only be rebutted in two limited circumstances;

a) the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

b) it can be demonstrate that revenue and the consumption of economic benefits of the intangible assets are highly correlated.

In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

We have evaluated the requirements of both the above amendments and do not believe that the adoption of these amendments will have a material effect on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of eight directors.

The following table sets forth the name, age (as at March 31, 2014) and position of each of our directors and executive officers as at the date hereof and Mr. Eric B. Herr, who retired as a director of our company with effect from April 30, 2014.

Name	Age	Designation
Directors
Adrian T. Dillon(1)	60	Non-Executive Chairman
Albert Aboody(2)	66	Director
Anthony A. Greener(3)(4)	73	Director
Eric B. Herr(4)(5)(6)	65	Director
Gareth Williams(7)(8)	61	Director
Jeremy Young(9)	48	Director
Keshav R. Murugesh	50	Director and Group Chief Executive Officer
Michael Menezes(7)(9)	61	Director
Renu S. Karnad(4)(5)	61	Director
Executive Officers
Keshav R. Murugesh	50	Group Chief Executive Officer
Sanjay Puria(10)	40	Group Chief Financial Officer
Ronald Gillette(11)	57	Chief Operating Officer
Swaminathan Rajamani	37	Chief People Officer

Notes:

(1)	Appointed as Non-Executive Chairman of our Board in place of Mr. Eric B. Herr upon his resignation as Non-Executive Chairman with effect from January 1, 2014. Prior to his appointment as Non-Executive Chairman, Mr. Adrian T. Dillon served as Non-Executive Vice Chairman of our Board. Mr. Dillon was appointed as member of the Compensation and Nominating and Corporate Governance Committee effective April 30, 2014.
(2)	Chairman of our Audit Committee.
(3)	Chairman of our Nominating and Corporate Governance Committee.
(4)	Member of our Compensation Committee.
(5)	Member of our Nominating and Corporate Governance Committee.
(6)	Mr. Herr retired as a director of our company with effect from April 30, 2014.
(7)	Appointed as a director of our company with effect from January 1, 2014.
(8)	Appointed as Chairman of our Compensation Committee with effect from January 1, 2014 in place of Mr. Richard O. Bernays who retired from our Board with effect from December 31, 2013.
(9)	Member of our Audit Committee.
(10)	Appointed as our Group Chief Financial Officer with effect from August 28, 2013 in place of Mr. Deepak Sogani who resigned and left our employment.
(11)	Appointed as our Chief Operating Officer with effect from November 18, 2013. Mr. Gillette reports to our Group Chief Executive Officer, Mr. Keshav R. Murugesh, and has direct responsibility for sales, operations and capability creation. Following his appointment, changes were made to the roles and responsibilities of Messers. Johnson J. Selvadurai and Michael Garber with effect from January 1, 2014, as a result of which our company has determined that Mr. Gillette has become an executive officer and Messrs. Selvadurai and Garber have ceased to be executive officers of our company with effect from that date.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. In January, 2014 he was appointed as the Non-Executive Chairman of the Board. He is currently a member of the Board of Directors and Chairman of the Audit and Finance Committees of Williams-Sonoma, Inc. and member of the Board of Directors and Chairman of the Audit Committee of Wonga Group Ltd. During his career, he has served as a member of the Board of NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. He has also held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President—Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in economics. The business address of Mr. Dillon is 490 University Avenue, Los Altos, CA 94022, USA.

Albert Aboody was appointed to our Board of Directors in June 2010 and also serves as the chairman of our Audit Committee. Mr. Aboody is based in the US. Prior to his appointment as our director, he was a partner with KPMG, US. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the Commission’s reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual. Mr. Aboody is a member of the American Institute of Certified Public Accountants. He was a post-graduate research scholar at Cambridge University and received a Bachelor of Arts degree from Princeton University. The business address of Mr. Aboody is 401 E 89th Street, # 19 C, New York, NY 10128, USA.

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

Eric B. Herr was appointed to our Board of Directors in July 2006 and retired as a director of our company with effect from April 30, 2014. Mr. Herr is based in the United States. He currently serves on the board of Regulatory Data Corporation (since 2009) and two not-for-profit organizations New Hampshire Center for Public Policy Studies (since 2011) and New Hampshire Charitable Foundation (since 2010). He is also the chairman of New Hampshire Governor’s Commission on State Government Innovation, Efficiency and Transparency (since 2013), Mr. Herr served as the Non-Executive Chairman of the Board from December 17, 2009 to December 31, 2013. He was a director of Edgar Online until 2012, Taleo Corporation and Starcite Private Limited until 2010 and Workscape from 2005 to 2008. From 1992 to 1999, Mr. Herr served first as Chief Financial Officer and then President and Chief Operating Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.

Gareth Williams was appointed to our Board of Directors in January 2014. Currently Mr. Williams serves as the advisor to the CEO of Diageo plc and also as the Non-Executive Director of YSC and is expected to be appointed as an independent director of Saga plc following their proposed initial public offering in May 2014. Prior to his appointment to our Board, he was Director Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams studied at the Warwick University. The business address of Mr. Williams is High Trees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, UK.

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

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq -listed information technology company, and was a director of Syntel Limited and Syntel Global Private Limited. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He is the chairman of the Business Process Management (BPM) Council of NASSCOM since 2013 and a nominated member of the NASSCOM Executive Council. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as the special advisor to the Continental Bank of Canada and also as an Executive-in-Residence to the MBA students at Ryerson University in Toronto on a voluntary basis. He has also set up a sole proprietor business, Acumentor Inc. engaged in providing consulting and other services. Most recently, he was the CFO, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as CEO and CFO in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the CFO for ONIC (Holding), CEO of ITC Agro Tech Ltd., India, apart from holding various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India and a Master’s degree in Economics from London School of Economics, UK. He is also a Chartered Accountant (CA) from the Institute of Chartered Accountants of India. The home/ business address of Mr. Menezes is 220 Cummer Avenue, Toronto, Canada M2M 2E7.

Renu S. Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad had joined Housing Development Finance Corporation Limited (HDFC Ltd) in 1978 and is currently serving as the Managing Director of HDFC Limited. She is also a director on several other Boards, including BOSCH Limited, Credit Information Bureau (India) Limited, Gruh Finance Limited, HDFC Bank Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Property Ventures Limited, HDFC Standard Life Insurance Company Limited, AKZO Nobel India Limited, Credila Financial Services Private Limited, Indraprastha Medical Corporation Limited, Feedback Infrastructure Services Private Limited, G4S Corporate Services (India) Private Limited, , Lafarge India Private Limited, EIH Limited, HIREF International LLC, ABB Limited, H T Parekh Foundation, and HDFC Plc. Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs. The business address of Mrs. Karnad is HDFC Limited, Capital Court, 1st Floor, Munirka, Off Palme Marg, New Delhi — 110067.

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

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’ global finance function. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 15 years of experience, out of which over 11 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group CFO in August 2013. Prior to joining WNS in 2010, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials, and implementation of LEAN initiatives. Mr. Puria is a Chartered Accountant (CA) from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant (CPA) examination from the American Institute of Certified Public Accountants.The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Ronald Gillette is our Chief Operating Officer and is responsible for WNS’ global sales, operations and capability creation. Based in Mumbai, he drives WNS’ strategic plans and operating results. Prior to joining WNS in 2013, Mr. Gillette worked with Xerox in the US and Europe from 2007 to 2013. Most recently, he was the Group President, Xerox Business Services in Europe with responsibility for all Financial Services and Insurance clients, and previously led its global Finance and Accounting Outsourcing (FAO) business. Before joining Xerox Services, Gillette was a senior partner at Accenture, responsible for growing its BPM business. He has also worked with Deloitte Consulting, Ernst & Young and EDS in various leadership roles with a focus on building outsourcing businesses. He has a Bachelor of Science degree from the United States Military Academy, at West Point. He holds a Master’s in Business Administration degree from Marymount University in Arlington, Virginia. The business address of Mr. Gillette is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Swaminathan Rajamani is our Chief People Officer. He leads WNS’ Human Resources function, and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS in November 2010, he was with CA Technologies, where he served as Vice President—Human Resources and was the Country Head—HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt—HR and Assistant Vice President and Head—Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. Presently, he serves on the Board of WNS Cares Foundation and WNS Global Services Private Limited. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. Swaminathan has a Master’s in Social Work (MSW) from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

B. Compensation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values: clients first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving our goal of “One WNS One Goal—Outperform!”

Our Compensation Committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making changes to such goals, objectives and plans. Our Compensation Committee bases our executive compensation programs on the following objectives, which guide us in establishing and maintaining all of our compensation programs:

•	Pay Differentiation: Based on the Job Responsibility, Individual Performance and Company Performance. As employees progress to higher levels in our company, their ability to directly impact our results and strategic initiatives increases. Therefore, as employees progress, an increasing proportion of their pay is linked to company performance and tied to creation of shareholder value.

•	Pay for Performance. Our compensation is designed to pay for performance and thus we provide higher compensation for strong performance and, conversely, lower compensation for poor performance and/or where company performance falls short of expectations. Our compensation programs are designed to ensure that successful, high-performing employees remain motivated and committed during periods of temporary downturns in our performance.

•	Balanced in Focus on Long Term versus Short Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long term share price appreciation. In addition, our compensation philosophy seeks to incentivize our executives to focus on achieving short term performance goals in a manner that supports and encourages long term success and profitability.

•	Competitive Value of the Job in the Marketplace. In order to attract and retain a highly skilled work force in a global market space, we remain competitive with the pay of other employers who compete with us for talent in relevant markets.

•	Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company with clear-cut objectives and performance metrics to eliminate the potential for individual supervisor bias.

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

Base Salary or Fixed Compensation

Base salary is a fixed element of our executives’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any base salary adjustments are usually approved early in the fiscal year, effective as at April 1, or as set out in the relevant employment agreement. The specific amount of base salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting base salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

Cash Bonus or Variable Incentive

In addition to base salary, annual cash bonuses are another important piece of total compensation for our executive officers. Annual bonus opportunities are intended to support the achievement of our business strategies by tying a meaningful portion of compensation to the achievement of established objectives for the year. These objectives are discussed in more detail below. Annual bonus opportunities also are a key tool in attracting highly sought-after executives, and cash bonuses add a variable component to our overall compensation structure.

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long term interests with those of our shareholders, avoid short term focus and effectively execute our long term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which executives’ gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period.

Other Benefits and Perquisites

We provide benefits and perquisites to our executive officers that are generally available to and consistent with those provided to our other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. Such benefits and perquisites are intended to enhance the competitiveness of our overall compensation program. Such benefits normally include medical, accidental and life insurance coverage, retirement benefits, club membership, reimbursement of telephone expenses, a car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by us.

Severance Benefits

Under the terms of our employment agreements, we are sometimes obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment.

In addition, we provide change in control severance protection to certain executive officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own employment.

Our executive officers globally have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period as compared to other employees.

•	Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable by our executive officers subject to certain conditions set out in the applicable equity incentive plans.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•	Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as medical and life insurance and other perquisites as reflected in their individual employment agreements.

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

Our Compensation Committee is responsible for reviewing the performance of each of our executive officers, approving the compensation level of each of our executive officers, establishing criteria for the grant of equity awards for each of our executive officers and approving such equity grants. Each of these tasks is generally performed annually by our Compensation Committee.

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an external compensation consultant to benchmark certain components of our compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific position an executive officer holds for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

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

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•	Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income, or ANI, which is calculated as our profit excluding amortization of intangible assets and share-based compensation) and other measures, such as operating margin, profit before tax and revenue less repair payments from new clients are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, employees who are eligible for cash bonuses receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

•	Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals. The Committee on occasion makes exceptions to payments in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Executive officers must be on the payroll of our company on the last day of the fiscal year, March 31, to be eligible for payment under the program.

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

Benchmarking and Use of Compensation Consultant for Fiscal 2014

During fiscal 2014, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of companies against which we benchmarked the compensation of our executive officers in fiscal 2014 included the following:

•	Genpact Limited;

•	EXL Service Holdings Inc.;

•	First Source Solutions Limited;

•	Cap Gemini;

•	iGate;

•	Mphasis Limited;

•	Syntel;

•	Wipro Technologies (BPO);

•	Steria; and

•	Tech Mahindra.

Our Compensation Committee used the data derived by our external compensation consultant primarily to ensure that our executive compensation programs are competitive. A selected subset of companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position for companies that provide business and technology services, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2014.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2014 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2014” below.

Executive Compensation for Fiscal 2014

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2014 (excluding grants of RSUs which are described below). The individual compensation of Messrs. Keshav R. Murugesh, Deepak Sogani, Sanjay Puria, Ronald Gillette and Swaminathan Rajamani are disclosed in the statutory / annual accounts of our subsidiary, WNS Global Services (P) Ltd., filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

Name	Base Salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$514,557	$51,430	$977,269	$1,543,256
Sanjay Puria (2)	$93,903	$5,174	$95,132	$194,208
Deepak Sogani (3)	$86,616	$4,839	$—	$91,455
Ronald Gillette (4) (6)	$147,357	$9,373	$152,804	$309,535
Swaminathan Rajamani	$158,063	$8,728	$140,505	$307,296
Johnson J. Selvadurai (5) (6)	$238,452	$145,174	$166,605	$550,230
Michael Garber (5) (6)	$210,000	$28,967	$117,290	$356,257
Total	$1,448,948	$253,684	$1,649,605	$3,352,237

Notes:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites”.
(2)	Appointed as Group Chief Financial Officer in place of Mr. Deepak Sogani effective August 28, 2013. Amount paid during his tenure as Group Chief Financial Officer from August 28, 2013.
(3)	Ceased to be Group Chief Financial Officer of our company effective August 27, 2013.
(4)	Appointed as Chief Operating Officer of our company effective November 18, 2013.
(5)	Ceased to be an executive officer of our company effective December 31, 2013. Amount paid during their tenure as executive officer in fiscal 2014 (from April 1, 2014 to December 31, 2013).
(6)	Mr. Gillette reports to our Group Chief Executive Officer, Mr. Keshav Murugesh, and has direct responsibility for sales, operations and capability creation. Following his appointment, changes were made to the roles and responsibilities of Messrs. Selvadurai and Garber with effect from January 1, 2014, as a result of which our company has determined that Mr. Gillette has become an executive officer and Messrs. Selvadurai and Garber have ceased to be executive officers of our company with effect from that date.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2014 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following changes to the base salary from the prior year’s level :

•	Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised to $606,018 from $547,907 in fiscal 2014. The salary revision was effective February 19, 2014.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was $166,000 on an annualized basis effective upon his appointment as Group Chief Financial Officer on August 28, 2013.

•	Mr. Swaminathan Rajamani, as Chief People Officer, had his base salary (including employer contribution towards Provident Fund (Retirement Benefit)) revised to $166,000 from $149,400 in fiscal 2014. The salary revision was effective April 1, 2013.

Mr. Ronald Gillette joined us as Chief Operating Officer in November 2013 in United States at a base salary of $400,000 on an annualized basis. In January 2014 he relocated to India with a base salary of $418,400 on an annualized basis.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI. Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments, ANI, operating margin /profit before tax, new client revenue and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year and the aggregate amount of all cash bonuses to be paid for fiscal 2014 do not exceed the aggregate cash bonus pool approved by our Compensation Committee for the fiscal year. Our executive officers’ variable incentive packages for fiscal 2014 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, for 2014 at $554,479 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments and ANI, and individual performance objectives. Mr. Murugesh earned 176.3% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2014 at $49,127 (prorated for the period under discussion) for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments and ANI, and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 184.6% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Gillette’s target variable incentive for 2014 at $152,804 (prorated for the period under discussion) for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Gillette’s performance objectives the achievement of targets for revenue less repair payments, ANI and operating margins for our various vertical business units, and individual performance objectives. Based on actual performance against these various objectives, Mr. Gillette earned 93.7% of his variable incentive amount on an overall basis, however, Mr. Gillette is entitled to 100% of his variable incentive amount for fiscal 2014 as part of his employment contract.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2014 at $83,000 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments and ANI, and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 169.3% of his variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2014, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date and achievement of financial performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers:

Name	Date of Grant	Total RSUs Granted for Fiscal 2014	Grant Date Fair Value ($) (1)	Expiration Date
Keshav R. Murugesh	16-Apr-13	299,719	$13.80	15-Apr-23
Sanjay Puria (2)	16-Apr-13	18,000	$13.80	15-Apr-23
	28-Aug-13	18,000	$20.02	27-Aug-23
Deepak Sogani (3)	16-Apr-13	51,000	$13.80	15-Apr-23
Ronald Gillette (4) (5)	18-Nov-13	60,000	$20.47	17-Nov-23
Swaminathan Rajamani	16-Apr-13	24,000	$13.80	15-Apr-23
Johnson J. Selvadurai (5) (6)	16-Apr-13	18,000	$13.80	15-Apr-23
Michael Garber (5) (6)	16-Apr-13	—	$13.80	15-Apr-23

Note:

(1)	The amounts shown under this column reflect the dollar amount of the grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.
(2)	Appointed as Chief Financial Officer from August 28, 2013.
(3)	Ceased to be Group Chief Financial Officer effective August 27, 2013.
(4)	Appointed as Chief Operating Officer effective November 18, 2013.
(5)	Ceased to be an executive officer effective December 31, 2013.
(6)	Mr. Gillette reports to our Group Chief Executive Officer, Mr. Keshav Murugesh, and has direct responsibility for sales, operations and capability creation. Following his appointment, changes were made to the roles and responsibilities of Messrs. Selvadurai and Garber with effect from January 1, 2014, as a result of which our company has determined that Mr. Gillette has become an executive officer and Messrs. Selvadurai and Garber have ceased to be executive officers of our company with effect from that date.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to executive officers in fiscal 2014 are summarized below:

Name	Provident Fund / 401K / Pension	Insurance Benefits	Social Security	Medicare	National Insurance	Club Membership	Total
Keshav R. Murugesh	$39,922	$1,621	$—	$—	$—	$9,887	$51,430
Sanjay Puria (1)	$4,735	$439	$—	$—	$—	$—	$5,174
Deepak Sogani (2)	$4,367	$472	$—	$—	$—	$—	$4,839
Ronald Gillette (3)	$5,021	$478	$3,140	$734	$—	$—	$9,373
Swaminathan Rajamani	$7,970	$759	$—	$—	$—	$—	$8,728
Johnson J. Selvadurai (4)	$35,829	$4,835	$—	$—	$104,510	$—	$145,174
Michael Garber (4)	$10,200	$11,918	$2,772	$4,077	$—	$—	$28,967
Total	$108,043	$20,521	$5,912	$4,811	$104,510	$9,887	$253,685

Note:

(1)	Appointed as Group Chief Financial Officer in place of Mr. Deepak Sogani with effect from August 28, 2013. Amount paid during his tenure as our Group Chief Financial Officer from August 28, 2013.
(2)	Ceased to be Group Chief Financial Officer effective August 27, 2013.
(3)	Mr. Gillette reports to our Group Chief Executive Officer, Mr. Keshav Murugesh, and has direct responsibility for sales, operations and capability creation. Following his appointment, changes were made to the roles and responsibilities of Messrs. Selvadurai and Garber with effect from January 1, 2014, as a result of which our company has determined that Mr. Gillette has become an executive officer and Messrs. Selvadurai and Garber have ceased to be executive officers of our company with effect from that date.
(4)	Ceased to be an executive officer effective December 31, 2013. Amount paid during their tenure as executive officer in fiscal 2014 (from April 1, 2014 to December 31, 2013).

Non-executive Director Compensation for Fiscal 2014

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2014 (excluding grants of RSUs which are described below):

Name	Retainer Fees	Sitting Fees	Non-executive Chairman	Non- executive Vice Chairman	Total
Eric B. Herr (1)	$63,000	$4,000	$90,000	$—	$157,000
Adrian T. Dillon (2)	$63,000	$4,000	$30,000	$56,250	$153,250
Jeremy Young	$63,000	$4,000	$—	$—	$67,000
Richard O. Bernays(3)	$47,250	$2,000	$—	$—	$49,250
Anthony A. Greener	$63,000	$4,000	$—	$—	$67,000
Albert Aboody	$78,000	$4,000	$—	$—	$82,000
Renu S. Karnad	$63,000	$4,000	$—	$—	$67,000
Gareth Williams (4)	$15,750	$1,000	$—	$—	$16,750
Michael Menezes (4)	$15,750	$1,000	$—	$—	$16,750
Total	$471,750	$28,000	$120,000	$56,250	$676,000

Notes:

(1)	Mr. Eric B. Herr retired as a director of our company with effect from April 30, 2014.
(2)	Mr. Adrian T. Dillon was appointed as Chairman of our Board of Directors in place of Mr. Eric B. Herr upon his resignation as Chairman with effect from January 2014.
(3)	With effect from December 31, 2013, Richard O. Bernays resigned as a director of our company.
(4)	Messrs. Gareth Williams and Michael Menezes were each appointed as a director of our company with effect from January 2014.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2014. No options were granted in fiscal 2014.

Name	Date of Grant	Total RSUs Granted for Fiscal 2014	Grant Date Fair Value ($)(1)	Expiration Date
Eric B. Herr(2)	16-Jul-13	10,517	$17.40	15-Jul-23
Adrian T. Dillon(3)	16-Jul-13	7,931	$17.40	15-Jul-23
	20-Jan-14	506	$22.25	19-Jan-24
Jeremy Young	10-May-13	8,240	$15.29	9-May-23
	16-Jul-13	3,621	$17.40	15-Jul-23
Richard O. Bernays(4)	16-Jul-13	3,621	$17.40	15-Jul-23
Anthony A. Greener	16-Jul-13	3,621	$17.40	15-Jul-23
Albert Aboody	16-Jul-13	4,483	$17.40	15-Jul-23
Renu S. Karnad	16-Jul-13	3,621	$17.40	15-Jul-23
Gareth Williams(5)	20-Jan-14	5,663	$22.25	19-Jan-24
Michael Menezes(5)	20-Jan-14	5,663	$22.25	19-Jan-24

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.
(2)	Mr. Eric B. Herr retired as a director of our company with effect from April 30, 2014.

(3)	Mr. Adrian T. Dillon was appointed as a Chairman of our Board of Directors in place of Mr. Eric B. Herr upon his resignation as Chairman with effect from January 2014 .
(4)	With effect from December 31, 2013, Mr. Richard O. Bernays resigned as a director of our company.
(5)	Messrs. Gareth Williams and Michael Menezes were each appointed as a director of our company with effect from January 2014.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the Third Amended and Restated 2006 Incentive Award Plan.

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, which was amended with effect from February 19, 2013, to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Our employment agreement with Mr. Murugesh was further amended effective February 19, 2014 to revise Mr. Murugesh’s compensation (including share grants).

Under the terms of the amended agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than eight times the sum of his annual base salary. Mr. Murugesh is entitled to receive additional performance-based grants for meeting additional performance-based criteria, the value of such grant being up to 20% of six times the sum of his annual base salary. Any grants of RSUs to Mr. Murugesh will be made pursuant to and in accordance with our Third Amended and Restated 2006 Incentive Award Plan.

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

In addition to the above, if Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason, and Mr. Murugesh executes and delivers a non-revocable general release of claims in favor of our company, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive the following severance payments and benefits from us:

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

If we experience a change in control (as defined in our Third Restated and Amended Incentive Award Plan) while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

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

Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,483,647 ordinary shares have been exercised and options to purchase 40,736 ordinary shares remain outstanding as at March 31, 2014. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.

Third Amended and Restated 2006 Incentive Award Plan

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

On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. On September 25, 2013, we adopted the Third Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 8.6 million shares/ADSs, subject to specified adjustments under the plan.

Shares Available for Awards. Subject to certain adjustments set forth in the Third Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the Third Amended and Restated 2006 Incentive Award Plan is equal to the sum of (x) 8,600,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of our 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Third Amended and Restated 2006 Incentive Award Plan.

Administration. The Third Amended and Restated 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the Third Amended and Restated 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the Code.

Awards

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Third Amended and Restated 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each share option grant whether such share option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the Third Amended and Restated 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the Third Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our Compensation Committee.

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

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Third Amended and Restated 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

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

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Third Amended and Restated 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the Third Amended and Restated 2006 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the Third Amended and Restated 2006 Incentive Award Plan.

Termination or Amendment. Unless terminated earlier, the Third Amended and Restated 2006 Incentive Award Plan will remain in effect for a period of ten years from the effective date of the 2006 Incentive Award Plan, after which no award may be granted under the Third Amended and Restated 2006 Incentive Award Plan. With the approval of our Board of Directors, the plan administrator may terminate or amend the Third Amended and Restated 2006 Incentive Award Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under the Third Amended and Restated 2006 Incentive Award Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.

Outstanding Awards. As at March 31, 2014, options or RSUs to purchase an aggregate of 2,988,277 ordinary shares were outstanding, out of which options or RSUs to purchase 913,993 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to February 14, 2024. The weighted average grant date fair value of RSUs granted during fiscal 2014, 2013 and 2012 were $14.87, $10.93 and $10.80 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2014, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.7 million.

Provident Fund

In accordance with Indian, the Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.1 million, $5.1 million and $5.5 million in each of fiscal 2014, 2013 and 2012, respectively, to the government provident fund.

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

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $16,700 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $1.2 million, $0.8 million and $1.2 million in fiscal 2014, 2013 and 2012, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Compensated Absence

Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of eight directors. Each of Messrs. Dillon, Aboody, Williams, Young, and Menezes, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2017;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2015; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2016.

Our directors for fiscal 2014 are classified as follows:

•	Class I: Sir Anthony A. Greener, Mr. Gareth Williams and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Albert Aboody and Mr. Michael Menezes; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mrs. Renu S Karnad.

The appointments of Messrs. Murugesh, Aboody and Menezes will expire at the next annual general meeting, which we expect to hold in September 2014. Messrs. Murugesh, Aboody and Menezes have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting.

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

Our Board of Directors held nine meetings in fiscal 2014.

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

Audit Committee

The Audit Committee comprises three directors: Messrs. Albert Aboody (Chairman), Michael Menezes and Jeremy Young. Each of Messrs. Aboody, Menezes and Young satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 as amended, or the Exchange Act, and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Aboody and Menezes serve as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Audit Committee held five meetings in fiscal 2014.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman) and Adrian T. Dillon, Mrs. Renu S. Karnad and Sir Anthony A. Greener. Mr. Adrian T. Dillon was appointed as a member of this committee in place of Mr.Eric B. Herr on April 30, 2014. Each of Messrs. Williams and Dillon, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Mr. Herr satisfied the “independence” requirements of the NYSE listing standards when he served as a member of the Compensation Committee prior to his retirement from our Board with effect from April 30, 2014. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2002 Stock Incentive Plan and the Third Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held five meetings in fiscal 2014.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises three directors: Sir Anthony A. Greener (Chairman), Mr. Adrian T. Dillon and Mrs. Renu S. Karnad. Mr. Adrian T. Dillon was appointed as a member of this committee in place of Mr. Eric B. Herr on April 30, 2014 upon Mr. Herr’s retirement as a director of our company. Each of Messrs. Dillon and Herr, Sir Anthony and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

The Nominating and Corporate Governance Committee held four meetings in fiscal 2014.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held three executive sessions in fiscal 2014.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at March 31, 2014 by each of our directors and all our directors and executive officers as a group as at that date. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2014 are based on an aggregate of 51,347,538 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	14,455	0.028%
Albert Aboody	14,784	0.029%
Anthony A. Greener	16,000	0.031%
Eric B. Herr(2)	18,137	0.035%
Gareth Williams	—	—
Jeremy Young(3)	38,998	0.076%
Keshav R. Murugesh	244,517	0.476%
Michael Menezes	—	—
Renu S. Karnad	2,054	0.004%
Executive Officers
Sanjay Puria	14,723	0.029%
Ronald Gillette	—	—
Swaminathan Rajamani	28,104	0.055%
All our directors and executive officers as a group (12 persons as of March 31, 2014)	391,772	0.763%

Notes:

(1)	Of the 14,455 shares beneficially owned by Mr. Adrian T. Dillon, 11,065 shares are in the form of ADSs.
(2)	Mr. Herr retired as a director of our company with effect from April 30, 2014.
(3)	Of the 38,998 shares beneficially owned by Mr. Jeremy Young, 37,350 shares are in the form of ADSs.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at March 31, 2014:

	Options Summary						RSU Summary
Name	Number of shares underlying unexercised but vested options		Exercise price	Number of shares underlying unexercised options that will vest in next 60 days from March 31, 2014	Number of shares underlying options that have not vested	Exercise price	Number of shares underlying RSUs held that have vested but unexercised	Number of shares underlying RSUs that will vest in next 60 days from March 31, 2014	Vesting Dates	Number of shares underlying RSUs held that have not vested
Directors
Adrian T. Dillon	—		—	—	—	—	—	—	—	21,997
Albert Aboody	—		—	—	—	—	—	—	—	13,147
Anthony A. Greener	14,000	(1)	$28.48	—	—	—	—	—	—	12,285
	2,000	(2)	$22.98	—	—	—	—	—	—	—
Eric B. Herr(3)	14,000	(4)	$20.00	—	—	—	—	—	—	27,730	(6)
	2,000	(5)	$22.98	—	—	—	—	—	—	—
Gareth Williams	—		—	—	—	—	—	—	—	5,663
Jeremy Young	—		—	—	—	—	—	1,648	10-May-13	10,213
Keshav R. Murugesh	—		—	—	—	—	163,864	30,700	19-Apr-14	305,019
							—	49,953	16-Apr-14	—
Michael Menezes	—		—	—	—	—	—	—	—	5,663
Renu S. Karnad	—		—	—	—	—	—	—	—	11,838
Executive Officers				—	—	—
Sanjay Puria	—		—	—	—	—	7,999	3,724	11-Apr-14	44,834
							—	3,000	16-Apr-14	—
Ronald Gillette	—		—	—	—	—	—	—	—	60,000
Swaminathan Rajamani	—		—	—	—	—	19,636	4,468	11-Apr-14	35,167
								4,000	16-Apr-14

Notes:

(1)	The expiration date of these options is June 14, 2017.
(2)	The expiration date of these options is August 7, 2017.
(3)	Mr. Herr retired as a director of our company with effect from April 30, 2014.
(4)	The expiration date of these options is July 25, 2016.
(5)	The expiration date of these options is August 7, 2017.
(6)	Mr. Herr’s RSUs were vested on an accelerated basis on April 30, 2014 in connection with his retirement.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2014 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 51,347,538 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	7,952,321	15.5%
FMR LLC(3)	7,615,579	14.8%
Nalanda India Fund Limited(4)	5,211,410	10.1%
Columbia Wanger Asset Management, LLC (5)	4,881,000	9.5%
William Blair & Company, LLC(6)	4,165,461	8.1%
TimesSquare Capital Management, LLC(7)	4,155,620	8.1%

Notes:

(1)	Based on an aggregate of 51,347,538 ordinary shares outstanding as at March 31, 2014.
(2)	Information is based on Amendment No. 2 to a report on Schedule 13G jointly filed with the Commission on February 7, 2014 jointly by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFS, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a subsidiary of WRFS; (iv) Waddell & Reed Investment Management Company, or WRIMCO, a subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, a subsidiary of WRF. IICO and WRIMCO are investment advisors or sub-advisors to one or more open-end investment companies or other managed accounts which are beneficial owners of shares of WNS. According to this Amendment No. 2 to a report on Schedule 13G jointly filed with the Commission on February 7, 2014, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner.
(3)	Information is based on Amendment No. 9 to a report on Schedule 13G jointly filed with the Commission on February 14, 2014 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Select Software and Computer Services. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company and Fidelity Select Software and Computer Services are wholly owned subsidiaries of FMR LLC.
(4)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.
(5)	Information is based on Amendment No. 6 to a report on Schedule 13G filed with the Commission on February 6, 2014 by Columbia Wanger Asset Management, LLC.
(6)	Information is based on a report on Schedule 13G filed with the Commission on February 6, 2014 by William Blair & Company, LLC.
(7)	Information is based on Amendment No. 1 to a report on Schedule 13G filed with the Commission on February 10, 2014 by TimesSquare Capital Management, LLC.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	In February 2012, Warburg Pincus sold 6,847,500 of its ADSs (representing 6,847,500 ordinary shares) in our company, reducing its overall ownership from approximately 47.8% to approximately 29.0%, as described in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 30, 2012. In February 2013, Warburg Pincus sold its remaining 14,519,144 ADSs (representing 14,519,144 ordinary shares) in our company, after which it ceased to be a shareholder of our company, as described in Amendment No. 2 to a report on Schedule 13G jointly filed with the Commission on March 1, 2013.

•	WRF, WRFS, WRI, WRIMCO and IICO jointly reported their percentage ownership of our ordinary shares to be 8.1% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 7, 2013, 11.2% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on March 8, 2013 and 15.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 7, 2014.

•	FMR LLC reported its percentage ownership of our ordinary shares to be 6.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G jointly filed with the Commission on October 10, 2012, 7.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G jointly filed with the Commission on February 14, 2013, 13.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 8 to a report on Schedule 13G jointly filed with the Commission on March 11, 2013 and 14.8% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 9 to a report on Schedule 13G jointly filed with the Commission on February 14, 2014.

•	Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 13.7% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 4 to a report on Schedule 13G filed with the Commission on February 10, 2012. Columbia Wanger Asset Management, LLC and Columbia Acorn Select jointly reported their percentage ownership of our ordinary shares to be 12.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2013. Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 9.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G filed with the Commission on February 6, 2014.

•	William Blair & Company, LLC reported its percentage ownership of our ordinary shares to be 8.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 6, 2014.

•	TimesSquare Capital Management, LLC reported its percentage ownership of our ordinary shares to be 6.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 11, 2013 and 8.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on February 10, 2014.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2014, 28,806,939 of our ordinary shares, representing 56.1% of our outstanding ordinary shares, were held by a total of 16 holders of record with addresses in the US. As at the same date, 50,913,991 of our ADSs (representing 50,913,991 ordinary shares), representing 99.1% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

Since fiscal 2003, we have entered into agreements with certain investee companies of Warburg Pincus, which was prior to February 2013, a principal shareholder, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2013 and 2012, revenue from these investee companies in the aggregate accounted for $3,753 and $3,954 respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2013 and 2012, these investee companies in the aggregate accounted for nil of our expenses in both these years.

We entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary IT-enabled services software program. Mr. Johnson J. Selvadurai, our Managing Director — Europe, is a principal shareholder of Datacap. Mr. Selvadurai ceased to be an executive officer on December 31, 2013. See note eleven to the table in “Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers”. In fiscal 2014, 2013 and 2012, we paid $21(till December 31, 2013), $27 and nil respectively, for the license under the agreement. In fiscal 2014 (till December 31, 2013), 2013 and 2012, we paid Datacap nil, nil and $29, respectively, for purchases of computers and software.

With effect from September 4, 2012, Mr. Deepak S. Parekh resigned as a director of our company. Prior to his departure, in fiscal 2013 and 2012, we paid $5 and $8, respectively to HDFC Ergo General Insurance Company Limited, where Mr. Parekh was during the period the chairman of the board of directors, towards travel insurance for the employees of our company.

In addition, prior to Mr. Parekh’s departure, we paid $0.4 (till September 4, 2012) and $5, respectively, in fiscal 2013 and 2012, to The Indian Hotels Company Limited towards hiring of accommodation and related services. Mr. Parekh was a director of The Indian Hotels Company Limited during that period.

Mrs. Renu S Karnad was appointed as a director of our company on September 21, 2012.

During fiscal 2014 and 2013, we entered into the following transactions with companies in which Mrs. Karnad was during that period a director:

•	Invested $4,175 and $4,606 in fiscal 2014 and 2013, respectively, in fixed maturity plans issued by HDFC Asset Management Company Limited. The accrued gain on the aggregate investments was $376 and $29 for fiscal 2014 and 2013, respectively.

•	Prepaid in full our 510,000 ($8,346 based on the exchange rate on March 12, 2014) three year rupee-denominated loan obtained by WNS Global from HDFC Bank Limited on March 12, 2014, obtained by WNS Global and paid an aggregate of $832 and $544 as interest on the loan in fiscal 2014 and 2013, respectively.

•	Paid $3 and $4 in fiscal 2014 and 2013, respectively, to HDFC Ergo General Insurance Company Limited for travel insurance premiums for employees of our company.

In fiscal 2014, we earned revenue of $1,320 from Regulatory Data Corporation, of which $135 are receivables as of March 31, 2014. Mr. Eric B. Herr was a director in Regulatory Data Corporation in fiscal 2014. Mr. Herr retired as a director of our company with effect from April 30, 2014.

Mr. Gareth Williams was appointed as a director of our company on January 1, 2014. We paid $7 in training costs of our employees to YSC India Business Psychologists Private Limited. Mr. Williams was a director in the parent company of YSC India Business Psychologists Private Limited during the relevant period. Mr. Williams is expected to be appointed as an independent director of Saga plc which is our client following their proposed initial public offering in May 2014.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2011 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,880.7 million ($48.1 million based on the exchange rate on March 31, 2014) in additional taxes, including interest of 1,047.5 million ($17.5 million based on the exchange rate on March 31, 2014).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)			Interest on amount demanded
	( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(3.0	)(1)	60.0	$(1.0	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.5	)(1)	8.6	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	495.3	$(8.3	)(1)	173.8	$(2.9	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.1	)(1)	24.1	$(0.4	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.6	)(1)	31.9	$(0.5	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	21.6	$(0.4	)(1)	8.2	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	819.6	$(13.7	)(1)	344.1	$(5.7	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	41.4	$(0.7	)(1)	13.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2009	973.9	$(16.2	)(1)	336.8	$(5.6	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	22.5	$(0.4	)(1)	4.5	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2010	60.2	$(1.0	)(1)	23.5	$(0.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2011	59.5	$(1.0	)(1)	15.7	$(0.4	)(1)
Total		2,880.7	$(48.1	)(1)	1,047.5	$(17.5	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2014.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at March 31, 2014, we have provided a tax reserve of 906.6 million ($15.1 million based on the exchange rate on March 31, 2014) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,467.3 million ($41.2 million based on the exchange rate on March 31, 2014) in additional taxes, including interest of 769.9 million ($12.9 million based on the exchange rate on March 31, 2014). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2014, corporate tax returns for fiscal years 2011 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.8 million based on the exchange rate on March 31, 2014) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2014 was 51,347,538. As at March 31, 2014, there were 50,913,991 ADSs outstanding (representing 50,913,991 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2010	$17.25	$5.10
2011	$13.38	$8.46
2012	$13.05	$7.82
2013	$15.01	$9.07
2014	$22.61	$13.37
Fiscal Quarter:
2013
First quarter	$12.19	$9.13
Second quarter	$10.96	$9.07
Third quarter	$11.08	$9.98
Fourth quarter	$15.01	$10.33
2014
First quarter	$17.13	$13.37
Second quarter	$21.47	$16.55
Third quarter	$22.61	$18.64
Fourth quarter	$22.59	$17.89
Month:
November 2013	$22.60	$19.57
December 2013	$22.00	$19.82
January 2014	$22.59	$20.82
February 2014	$21.61	$19.01
March 2014	$20.57	$17.89
April 2014	$19.72	$17.62

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

Share Capital

As at March 31, 2014, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2014, 2013 and 2012, we had 51,347,538, 50,588,044 and 50,078,881 ordinary shares outstanding, respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from (i) our follow-on offering in February 2012 and (ii) the issuance of ordinary shares pursuant to our two share-based incentive plans, our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan (as amended and restated). On September 13, 2011, we adopted the second amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,200,000 ordinary shares/ADSs to a total of 6,200,000 ordinary shares/ADSs. On September 25, 2013, we adopted the third amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,400,000 ordinary shares/ADSs to a total of 8,600,000 ordinary shares/ADSs. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

Variation of Rights

If at any time our share capital is divided into different classes of shares, the special rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be varied or abrogated with the consent in writing of the holders of the majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a separate meeting of the holders of shares of that class, but not otherwise. To every such separate meeting all the provisions of our Articles of Association and of the 1991 Law relating to general meetings or to the proceedings thereat shall apply, mutatis mutandis , except that the necessary quorum shall be two persons holding or representing at least one-third in nominal amount of the issued shares of that class but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those holders who are present in person shall be a quorum.

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

If a member fails to pay any call or installment of a call on or before the day appointed for payment thereof, we may serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest (at a rate not exceeding 10% per annum to be determined by us) which may have accrued and any expenses which may have been incurred by us by reason of such non-payment. The notice shall name a further day (not earlier than 14 days from the date of service thereof) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares on which the call was made will be liable to be forfeited.

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

On July 11, 2008, WNS Capital Investment Limited entered into the Aviva master services agreement with Aviva MS, pursuant to which Aviva MS agrees to appoint us as service provider and prime contractor to supply certain BPM services to the Aviva group for a term of eight years and four months. Under the agreement, Aviva MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full-time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a variation agreement to the Aviva master services agreement pursuant to which Aviva MS agreed to increase the minimum volume commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August l, 2011 to January 31, 2012. The minimum volume commitment will revert to 3,000 billable full time employees after January 31, 2012 for the remaining term of the Aviva master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. The agreement may be terminated by Aviva MS for a variety of reasons, including a material breach of agreement by us, or at will at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to WNS Global Singapore in July 2008, at any time after the expiry of 24 months from September 19, 2008 and in the case of the Pune facility which was transferred to WNS Global Singapore in August 2008, at any time after the expiry of 24 months after 60 days from the date of completion of the transfer of the Pune facility, in each case, with six months’ notice upon payment of a termination fee. We may also terminate the agreement for a variety of reasons, including the failure by Aviva MS to pay any invoiced amounts where such invoiced amounts are overdue for a period of at least 30 business days or if it is otherwise in material breach of the agreement.

Pursuant to a novation and agreement of amendment dated March 24, 2011 among Aviva MS, WNS Capital Investment Limited and WNS Global, WNS Capital Investment Limited’s rights and obligations under the Aviva master services agreement have been novated to WNS Global effective March 31, 2011. See “Item 5. Operating and Financial Review and Prospects — Revenue by Top Clients”.

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

On June 21, 2012, WNS UK and WNS entered into the Fusion Sale and Purchase Agreement with BFSL Limited, or BFSL, and BGL Group Limited, or BGL Group, pursuant to which we acquired Fusion. Under the agreement, the purchase price shall be payable by us in two installments and we have paid the first installment of £5,000,000 on June 21, 2012 and a payment on completion of £399,000 on October 30, 2012. Pursuant to the agreement, on May 31, 2013, the second installment of the purchase consideration of £5,000,000 plus interest of £151,000 was duly paid by us.

In connection with the acquisition of Fusion, on June 21, 2012, WNS UK and WNS entered into the Fusion Co-existence Agreement with BFSL, BGL Group and Fusion. Pursuant to the terms of the agreement, the parties have agreed to use the tradename “Fusion” (together with certain marks) subject to certain territorial restrictions and other restrictions on use.

On June 21, 2012, WNS UK entered into the Fusion Loan Novation Agreement with BFSL and Fusion pursuant to which BFSL novated to WNS UK all of its rights and obligations under a facility agreement dated April 8, 2004 (as amended) for a term loan of £10,000,000 which BFSL had advanced to Fusion. As at March 31, 2014, there is no outstanding under the facility agreement.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 11.

On May 10, 2011, WNS Global entered into an agreement with Godrej & Boyce Manufacturing Company Ltd., or GBMC, pursuant to which GBMC granted a licence to WNS Global to occupy and use existing office premises with an aggregate area of 84,934 square feet in Mumbai, India, known as Plant 11, for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,359,000 ($22,695 based on the exchange rate on March 31, 2014) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 10.

On May 10, 2011, WNS Global entered into an agreement with GBMC pursuant to which GBMC granted a licence to WNS Global to occupy and use existing office premises with an aggregate area of 84,429 square feet in Mumbai, India, known as Plant 10, for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,350,800 ($22,558 based on the exchange rate on March 31, 2014) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to Plant 5.

On May 10, 2011, WNS Global entered into an agreement with GBMC pursuant to which GBMC granted a licence to WNS Global pertaining to the existing office premises with an aggregate area of 108,000 square feet in Mumbai, India, known as Plant 5, is for a term of 60 months commencing on February 16, 2011. The monthly licence fees payable under this agreement are 1,728,000 ($28,858 based on the exchange rate on March 31, 2014) with an escalation of 5% every 12 calendar months. The agreement will expire on February 15, 2016.

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

On January 20, 2012, WNS Global entered into a lease deed with Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu for the office premises with an aggregate area of 31,332.20 square feet in Vishakhapatnam, India for a period of five years commencing from March 5, 2012. The monthly rental payable under this agreement is 751,973 ($12,558 based on the exchange rate on March 31, 2014) with an escalation of 5% every 12 calendar months. The lease will expire on March 4, 2017, but may further be extended for two consecutive terms of five years each, on mutually agreed terms.

On July 23, 2012, WNS Global entered into an addendum to lease deed with Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu for the lease of additional office premises on the ground floor of the building and pursuant to which WNS Business Consulting Services Private Limited was included as a party to the lease, bringing the aggregate area under lease to 37,050 square feet. In addition, it was agreed that the 3rd and 4th floor of the office premises will be leased to WNS Business Consulting Services Private Limited and WNS Global will continue to use the remaining office premises. The monthly rental payable under this agreement was also revised and it was agreed that WNS Global shall pay 622,440 ($10,395 based on the exchange rate on March 31, 2014) and WNS Business Consulting Services Private Limited shall pay 414,960 ($6,930 based on the exchange rate on March 31, 2014).

Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc.

On September 27, 2012, WNS Global Services Philippines, Inc. entered into an agreement with Megaworld Corporation for the office premises with an aggregate area of 6,331.16 square meters located on the 5th and 6th floors of Techno Plaza II Building in Quezon City, Philippines. The lease for the 5th floor of Techno Plaza II Building is for a term of six years and six months commencing from November 1, 2012 and the lease for the 6th floor of Techno Plaza II Building is for a term of six years commencing from May 1, 2013. The monthly rental payable under this agreement is five hundred pesos per square meter which will be raised by 5% every 12 months from May 1, 2015. Both of these leases will expire on April 30, 2019 and may be further extended for another term of five years.

(1) Letter of Intent dated February 14, 2014 between DLF Assets Private Limited and WNS Global Services Private Limited with respect to premises comprising the 8th, 9th and part of the 11th floors in Blocks A2 and A3 at DLF World Tech Park, (2) Letter of Intent dated February 14, 2014 between DLF Assets Private Limited and WNS Global Services Private Limited with respect to premises comprising the 10th floor in Blocks A2 and A3 at DLF World Tech Park and (3) Letter dated May 8, 2014 between DLF Assets Private Limited and WNS Global Services Private Limited extending expirations of letters of intent.

On February 14, 2014, WNS Global entered into two letters of intent with DLF Assets Private Limited in respect of (i) a lease of an office premises with an aggregate area of 9,536.70 square meters comprising the 8th, 9th and part of the 11th floors in Blocks A2 and A3 at DLF World Tech Park in Gurgaon, India, and (ii) a lease of an office premises with an aggregate area of 4,144.10 square meters comprising the 10th floor in Blocks A2 and A3 at DLF World Tech Park in Gurgaon, India, each for a period of five years commencing from March 1, 2014. The aggregate monthly rental payable for the premises is 6,148,574, which includes the rental paid for parking places associated with the premises. The monthly rentals will be raised by 15% every 36 calendar months through the term of the leases. The leases each expire on February 28, 2019, and may be extended for an additional five years at the sole option of WNS Global. As a result of delays in executing a lease deed, pursuant to a written agreement, dated May 8 2014, between the parties, the deadline for executing a lease deed pursuant to the terms of the letters of intent was extended to May 17, 2014, prior to which the leases for the premises continue to be valid on the terms set out in the letters of intent.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2010	44.95	47.39	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	47.81	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015 (till April 30, 2014)	60.21	60.35	61.17	59.86

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2013	63.73	61.74
December 2013	62.38	60.87
January 2014	63.09	61.45
February 2014	62.63	61.78
March 2014	62.17	59.89
April 2014	61.17	59.86

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2010	£0.66	£0.63	£0.69	£0.59
2011	0.62	0.64	0.70	0.61
2012	0.63	0.63	0.65	0.60
2013	0.66	0.63	0.67	0.61
2014	0.60	0.63	0.67	0.60
2015 (till April 30, 2014)	0.59	0.60	0.60	0.59

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2013	£0.63	£0.61
December 2013	0.62	0.60
January 2014	0.61	0.60
February 2014	0.61	0.60
March 2014	0.61	0.60
April 2014	0.60	0.59

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

The following discussion does not address the Medicare contribution tax on net investment income or the tax consequences to any particular investor or to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	US expatriates;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	entities treated as partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for US federal income tax purposes:

•	an individual who is a citizen or resident of the US;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more US persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

If you are a partner in an entity treated as a partnership that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of such entity.

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

With respect to non-corporate US Holders, including individual US Holders, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are neither a PFIC nor treated as such with respect to you (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met, and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under US Internal Revenue Service, or IRS, authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on US exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

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

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I—Item 4. Information on the Company — C. Organizational Structure.”

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

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to losses. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling and US dollars, approximately 56.1% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2014 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5. Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2014, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $26.9 million and increased or decreased revenue less repair payments by approximately $23.8 million in fiscal 2014. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2014 by approximately $24.1 million.

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

Based upon our level of operations in fiscal 2014, if interest rates were to increase by 1.0%, the impact on annual interest expense on our floating rate borrowing would be approximately $0.3 million.

We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2014, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2014, based on the criteria established in 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission . Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2014, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2014, has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the internal control over financial reporting of WNS (Holdings) Limited and Subsidiaries (the “Company”) as of March 31, 2014, based on criteria established in 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in 1992 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2014 and our report dated May 14, 2014 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 14, 2014

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during the period covered by the annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Albert Aboody (Chairman), Michael Menezes and Jeremy Young. Each of Messrs. Aboody, Menezes and Young is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messrs. Aboody and Menezes each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2014. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP for the years ended March 31, 2014 and March 31, 2013.

	Fiscal
	2014	2013
Audit fees	$465,000	$433,000
Audit-related fees	24,800	77,200
Tax fees	26,000	6,000

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

Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications and SAS 70 audits.

Tax fees. This category includes fees billed for tax audits.

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

Messrs. Adrian T. Dillon and Gareth Williams, Mrs. Renu S. Karnad and Sir Anthony A. Greener are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee, except Mr. Williams who serves only on the Compensation Committee. Also Mr. Eric B. Herr served on our Compensation Committee and Nominating and Corporate Governance Committee until his retirement as a director from our company on April 30, 2014. Messrs. Albert Aboody, Michael Menezes and Jeremy Young serve on our Audit Committee. Each of Messrs. Dillon, Herr, Menezes, Young, Williams and Aboody, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

We are not aware of any significant differences between our corporate governance practices and those required to be followed by US issuers under the NYSE listing standards.

As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, including disclosure relating to any conflicts of interests concerning the issuer’s compensation consultants, and our directors, senior management and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2014 and 2013

•	Consolidated Statements of Income for the years ended March 31, 2014, 2013 and 2012

•	Consolidated Statements of Comprehensive Income / (Loss) for the years ended March 31, 2014, 2013 and 2012

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2014, 2013 and 2012

•	Consolidated Statements of Cash Flows for the years ended March 31, 2014, 2013 and 2012

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,429 square feet at Plant 10 — incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.2	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 108,000 square feet at Plant 5 — incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.3	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,934 square feet at Plant 11 — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.4	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.5	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.6	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises. — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.7	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.8	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.9	Master Services Agreement dated July 11, 2008 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. #

4.10	Variation Agreement dated August 3, 2009 between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.11	Novation and Agreement of Amendment dated March 24, 2011 between Aviva Global Services (Management Services) Private Ltd., on the one hand, and WNS Capital Investment Limited and WNS Global Services Private Limited, on the other hand, to assign the Master Services Agreement dated July 11, 2008, between Aviva Global Services (Management Services) Private Ltd. and WNS Capital Investment Limited which was incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2008 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on August 1, 2008. — incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for fiscal 2011 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 29, 2011.

4.12	Sale and Purchase Agreement dated June 21, 2012, between BFSL Limited, and BGL Group Limited, on the one hand, and WNS Global Services (UK) Limited and WNS (Holdings) Limited, on the other hand. — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.13	Co-existence Agreement dated June 21, 2012 among BFSL Limited, BGL Group Limited, Fusion Outsourcing Services Proprietary Limited, WNS Global Services (UK) Limited and WNS (Holdings) Limited. — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.14	Agreement for the Novation of Loan relating to Fusion Outsourcing Services Proprietary Limited dated June 21, 2012 among Fusion Outsourcing Services Proprietary Limited, BFSL Limited and WNS Global Services (UK) Limited. — incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.15	Letter of Intent dated February 14, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11th floors of Blocks A2 and A3 at World Tech Park.**

4.16	Letter of Intent dated February 14, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Blocks A2 and A3 at World Tech Park.**

4.17	Letter dated May 8, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to extension of existing letters of intent for lease of office premises at World Tech Park.**

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm.**

**	Filed herewith.
#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 14, 2014

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statements of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2014 and March 31, 2013, and the related consolidated statements of income, comprehensive income/(loss), changes in equity, and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WNS (Holdings) Limited and subsidiaries as of March 31, 2014 and March 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2014, based on criteria established in 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 14, 2014

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2014	March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	5	$33,691	$27,878
Investments	6	83,817	46,473
Trade receivables, net	7	61,983	64,438
Unbilled revenue		34,716	25,530
Funds held for clients		15,936	19,877
Derivative assets	13	6,792	7,589
Prepayments and other current assets	8	16,925	12,021

Total current assets		253,860	203,806
Non-current assets:
Goodwill	9	85,654	87,132
Intangible assets	10	67,222	92,104
Property and equipment	11	45,165	48,440
Derivative assets	13	4,131	3,756
Deferred tax assets	24	37,066	41,642
Investments	6	28,674	43,216
Other non-current assets	8	16,653	14,797

Total non-current assets		284,565	331,087

TOTAL ASSETS		$538,425	$534,893

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$29,059	$29,321
Provisions and accrued expenses	15	23,897	26,743
Derivative liabilities	13	9,076	3,857
Pension and other employee obligations	14	36,302	32,749
Short term line of credit	12	58,583	54,921
Current portion of long term debt	12	12,637	7,701
Deferred revenue	16	5,371	6,508
Current taxes payable		3,269	5,188
Other liabilities	17	6,650	15,397

Total current liabilities		184,844	182,385
Non-current liabilities:
Derivative liabilities	13	1,399	1,265
Pension and other employee obligations	14	5,168	5,596
Long term debt	12	13,509	33,741
Deferred revenue	16	1,677	3,308
Other non-current liabilities	17	3,909	4,395
Deferred tax liabilities	24	2,949	3,606

Total non-current liabilities		28,611	51,911

TOTAL LIABILITIES		213,455	234,296

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,347,538 and 50,588,044 shares each as at March 31, 2014 and March 31, 2013, respectively)	18	8,044	7,922
Share premium		276,601	269,300
Retained earnings		121,731	80,084
Other components of equity	1	(81,406)	(56,709)

Total shareholders’ equity		324,970	300,597

TOTAL LIABILITIES AND EQUITY		$538,425	$534,893

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2014	2013	2012
Revenue	19	$502,621	$460,263	$474,122
Cost of revenue	19,20	327,680	311,006	340,951

Gross profit		174,941	149,257	133,171
Operating expenses:
Selling and marketing expenses	20	35,235	30,191	26,336
General and administrative expenses	20	55,385	57,091	51,344
Foreign exchange loss/(gain), net		11,173	5,496	(1,948)
Amortization of intangible assets		23,789	26,350	29,476

Operating profit		49,359	30,129	27,963
Other income, net	22	(9,525)	(4,767)	(43)
Finance expense	21	2,948	3,633	4,017

Profit before income taxes		55,936	31,263	23,989
Provision for income taxes	24	14,289	9,864	11,456

Profit		$41,647	$21,399	$12,533

Earnings per share of ordinary share	25
Basic		$0.82	$0.43	$0.28

Diluted		$0.79	$0.41	$0.27

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2014	2013	2012
Profit		$41,647	$21,399	$12,533
Other comprehensive income/(loss), net of taxes
Items that may not be reclassified to profit or loss:
Pension adjustment		1,605	(117)	108
Items that are or may be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)		(21,404)	5,658	(10,331)
Reclassification to profit/(loss)		12,935	8,692	(2,827)
Foreign currency translation		(19,885)	(20,272)	(37,397)
Income tax provision/(benefit) relating to above	24	2,052	(4,304)	4,198

		$(26,302)	$(10,226)	$(46,356)

Total other comprehensive loss, net of taxes		$(24,697)	$(10,343)	$(46,248)

Total comprehensive income/(loss)		$16,950	$11,056	$(33,715)

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign currency	Cash flow		Total
	Share Capital		Share	Retained	translation	hedging	Pension	shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2011	44,443,726	$6,955	$211,430	$46,152	$(4,387)	$3,586	$683	$264,419
Issue of ordinary shares net of issuance cost (net of tax)	5,400,000	849	45,448	—	—	—	—	46,297
Shares issued for exercised options and RSUs	235,155	38	93	—	—	—	—	131
Share-based compensation	—	—	5,316	—	—	—	—	5,316
Excess tax benefits from exercise of share-based options and RSUs	—	—	1,242	—	—	—	—	1,242

Transactions with owners	5,635,155	887	52,099	—	—	—	—	52,986

Profit	—	—	—	12,533	—	—	—	12,533
Other comprehensive income/(loss), net of taxes	—	—	—	—	(37,397)	(8,959)	108	(46,248)

Total comprehensive income for the year	—	—	—	12,533	(37,397)	(8,959)	108	(33,715)

Balance as at March 31, 2012	50,078,881	$7,842	$263,529	$58,685	$(41,784)	$(5,373)	$791	$283,690

					Other components of equity
	Share capital		Share	Retained	Foreign currency translation	Cash flow hedging	Pension	Total shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2012	50,078,881	$7,842	$263,529	$58,685	$(41,784)	$(5,373)	$791	$283,690
Shares issued for exercised options and RSUs	509,163	80	198	—	—	—	—	278
Reversal of share issuance cost	—	—	10	—	—	—	—	10
Share-based compensation	—	—	5,352	—	—	—	—	5,352
Excess tax benefits from exercise of share-based options and RSUs	—	—	211	—	—	—	—	211

Transactions with owners	509,163	80	5,771	—	—	—	—	5,851

Profit	—	—	—	21,399	—	—	—	21,399
Other comprehensive income/(loss), net of taxes	—	—	—	—	(20,272)	10,046	(117)	(10,343)

Total comprehensive income for the year	—	—	—	21,399	(20,272)	10,046	(117)	11,056

Balance as at March 31, 2013	50,588,044	$7,922	$269,300	$80,084	$(62,056)	$4,673	$674	$300,597

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont’d)

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign currency	Cash flow		Total
	Share capital		Share	Retained	translation	hedging	Pension	shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2013	50,588,044	$7,922	$269,300	$80,084	$(62,056)	$4,673	$674	$300,597
Shares issued for exercised options and RSUs	759,494	122	157	—	—	—	—	279
Share-based compensation	—	—	6,935	—	—	—	—	6,935
Excess tax benefits from exercise of share-based options and RSUs	—	—	209	—	—	—	—	209

Transactions with owners	759,494	122	7,301	—	—	—	—	7,423

Profit	—	—	—	41,647	—	—	—	41,647
Other comprehensive income/(loss), net of taxes	—	—	—	—	(19,885)	(6,417)	1,605	(24,697)

Total comprehensive income for the year	—	—	—	41,647	(19,885)	(6,417)	1,605	16,950

Balance as at March 31, 2014	51,347,538	$8,044	$276,601	$121,731	$(81,941)	$(1,744)	$2,279	$324,970

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended March 31,
	2014	2013	2012
Cash flows from operating activities:
Profit	$41,647	$21,399	$12,533
Adjustments to reconcile profit to net cash generated from operating activities:
Depreciation and amortization	37,749	41,059	45,436
Share-based compensation	6,935	5,343	5,309
Amortization of debt issue cost	113	209	669
Allowance for doubtful accounts	(449)	(115)	1,171
Unrealized exchange loss, net	12,831	2,268	1,880
Current tax expense	11,828	13,425	22,832
Interest expense	2,812	3,210	3,348
Interest on deferred consideration	23	215	—
Interest income	(349)	(184)	(63)
Dividend income	(3,131)	(2,958)	(424)
Unrealized gain on investments	(4,000)	(102)	—
Loss/(gain) on sale of property and equipment	(28)	50	(9)
Deferred income taxes	2,461	(3,561)	(11,376)
Deferred rent	917	768	214
Excess tax benefit from share based compensation	(106)	(55)	(1,242)
Unrealized loss (gain) on derivative instruments	(3,697)	1,499	20
Others	56	55	56
Changes in operating assets and liabilities:
Trade receivable and unbilled revenue	(4,085)	10,699	4,657
Other assets	(576)	3,133	(11,113)
Trade payable	(2,442)	(17,406)	3,763
Deferred revenue	(2,881)	(268)	(2,594)
Other liabilities	2,614	5,972	1,501

Cash generated from operating activities before interest and income taxes:	98,242	84,655	76,568

Income taxes paid	(14,251)	(16,419)	(13,946)
Interest paid	(2,957)	(3,594)	(5,437)
Interest received	357	169	62

Net cash provided by operating activities	81,391	64,811	57,247

Cash flows from investing activities:
Purchase of remaining (35%) share of non-controlling interest	—	—	(2,132)
Acquisition, net of cash acquired (Refer note 4)		(7,053)	—
Deferred consideration paid towards acquisition of Fusion (Refer note 4)	(7,608)
Purchase of property and equipment and intangibles	(19,563)	(21,152)	(21,218)
Marketable securities purchased, net	23,598	(21,783)	(27,995)
Investments in fixed maturity plan	(50,527)	(43,047)	—
Proceeds from sale of property and equipment	59	296	212
Government grants received	—	250	—
Dividend received	3,146	2,943	437

Net cash used in investing activities	(50,895)	(89,546)	(50,696)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares through public offering	—	—	49,950
Direct cost incurred in relation to public offering	—	(16)	(3,636)
Proceeds from exercise of stock options	279	278	131
Repayment of long term debt	(16,836)	(26,133)	(50,000)
Proceeds from long term debt	—	7,000	20,396
Payment of debt issuance cost	—	(279)	(102)
Proceeds from short term borrowings, net	1,517	32,252	9,454
Excess tax benefit from share based compensation	106	55	1,242

Net cash provided (used) by financing activities	(14,934)	13,157	27,435

Exchange difference on cash and cash equivalents	(9,749)	(7,269)	(14,351)
Net change in cash and cash equivalents	5,813	(18,847)	19,635
Cash and cash equivalents at the beginning of the period	27,878	46,725	27,090

Cash and cash equivalents at the end of the period	$33,691	$27,878	$46,725

Non-cash transactions:
Note 1: Liability towards property and equipment and intangible assets purchased on credit/deferred credit	$2,486	$2,394	$799

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), London (UK), New Jersey (US) and Singapore and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the banking, financial services, healthcare, insurance, manufacturing, media, professional services, public sector, retail and consumer packaged goods (“CPG”), shipping and logistics, telecommunications, travel and leisure, and utilities industries.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 14, 2014.

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

The Company consolidates entities over which it has control. Control exists when the Company has existing rights that give the Company the current ability to direct the activities which affect the entity’s returns; the Company is exposed to or has rights to return which may vary depending on the entity’s performance; and the Company has the ability to use its power to affect its own returns from its involvement with the entity. Subsidiaries are consolidated from the date control commences until the date control ceases.

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

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income. Gains/losses relating to translation or settlement of trading activities are disclosed under foreign exchange gains/losses and translation or settlements of financing activities are disclosed under finance expenses. In the case of foreign exchange gains/losses on borrowings that are considered as a natural economic hedge for the foreign currency monetary assets, such foreign exchange gains/losses, net are presented within results from operating activities.

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

Financial assets and financial liabilities are offset against each other and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously

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

j.	Investments

i.	Marketable securities

The Company’s marketable securities represent liquid investments and are acquired principally for the purpose of earning daily dividend income. All additions and redemptions of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. Marketable securities are classified under Available-for-sale category of financial instruments and are recorded at fair value, with changes in fair value, if any recognized in the other comprehensive income. Dividend income earned on these investments is recorded in consolidated statement of income.

ii.	Investments in fixed maturity plan

The Company’s investments in fixed maturity plan (“FMPs”) represent investments in mutual fund scheme wherein the mutual fund issuer has invested these funds in certificate of deposits with banks in India. The investments in FMP are designated as fair value through profit or loss and change in fair value recognized in the income statement. The fair value represents original cost of an investment and the investment’s fair value at each reporting period or net asset value (“NAV”) as quoted.

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

Assets acquired under finance leases are capitalized as assets by the Company at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Assets under finance leases and leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the assets.

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

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets:

Asset description	Weighted average amortization period (in months)
Customer contracts	99
Customer relationship	91
Software	58

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

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $17 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

Gratuity liabilities are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively, in accordance with IAS 19, “Employee Benefits” (revised 2011). The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income in the statement of comprehensive income in the period in which they arise.

iii.	Compensated absences

The Company’s liability for compensated absences, which are expected to be settled within one year, is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

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

The Company derives revenue from BPM services comprised of back office administration, data management, contact center management and auto claims handling services.

Revenue is recognized to the extent it is probable that the economic benefit will flow to the Company, the amount of revenue can be measured reliably, collection is probable, and the cost incurred or to be incurred can be measured reliably. Revenue from rendering services is recognized on an accrual basis when services are performed.

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

Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and are recognized as revenue when all the recognition criteria have been met. However, the costs related to the performance of BPM services unrelated to transition services (see discussion below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.

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

For certain BPM customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria using the guidance in IAS 18 “Revenue” (“IAS 18”), to be accounted for as a separate unit of accounting with stand-alone value separate from the ongoing BPM contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPM services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period incurred.

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

The Company recognizes deferred tax liabilities for all taxable temporary differences except those associated with the investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

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

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2014 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In November 2009, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”), “Classification and Measurement”. This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9. The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. In November 2013, IASB finalized the new hedge accounting guidance which forms part of IFRS 9. There have been significant changes to the types of transactions eligible for hedge accounting. In addition, the ineffectiveness test was overhauled and replaced with the principle of an ‘economic relationship’.

The mandatory effective date for IFRS 9 is removed temporarily and IASB will determine a new mandatory effective date when it has finalized the requirements for all the other phases of the project to replace IAS 39. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii.	In May 2013, the IASB issued an amendment to IAS 36 “Impairment of Assets” to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. This Amendment is effective for annual periods beginning on or after January 1, 2014.

The Company has evaluated the requirements of the above amendment and does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

iii.	In May 2014, the IASB issued two amendments with respect to IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38 Intangible Assets (IAS 38) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces and rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible assets. However this presumption can only be rebutted in two limited circumstances;

a) the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

b) it can be demonstrate that revenue and the consumption of economic benefits of the intangible assets are highly correlated.

In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

The Company has evaluated the requirements of both the above amendments and does not believe that the adoption of these amendments will have a material effect on its consolidated financial statements.

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

In accordance with the terms of the sale and purchase agreement entered in connection with the acquisition of Fusion, £5,000 ($7,840 based on the exchange rate on June 21, 2012) was paid at the completion arrangement on June 21, 2012, £399 ($644 based on the exchange rate on October 30, 2012) was paid based on completion accounts on October 30, 2012 and the remainder £5,000 ($7,840 based on the exchange rate on June 21, 2012) was paid on May 31, 2013 along with interest of 3% per annum above the base rate of Barclays Bank Plc. amounting to £151.

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

5. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2014	2013
Cash and bank balance	$25,546	$21,323
Short term deposits with bank	8,145	6,555

Total	$33,691	$27,878

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6. Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2014	2013
Marketable securities(1)	$18,332	$46,473
Investments in FMPs	94,159	43,216

Total	$112,491	$89,689

Note:

(1) Marketable securities represent short term investments made principally for the purpose of earning dividend income.

The current and non—current classification of investments are as follows:

	As at
	March 31,	March 31,
	2014	2013
Current investments	$83,817	$46,473
Non- current investments	28,674	43,216

Total	$112,491	$89,689

7. Trade receivables

Trade receivables consist of the following:

	As at
	March 31,	March 31,
	2014	2013
Trade receivables	$66,982	$69,583
Allowances for doubtful account receivables	(4,999)	(5,145)
Total	$61,983	$64,438

The movement in the allowances for doubtful trade receivables is as follows:

	As at
	March 31, 2014	March 31, 2013	March 31, 2012
Balance at the beginning of the period	$5,145	$5,470	$4,397
Charged to operations	1,211	1,190	1,381
Write-off	(1,058)	(955)	(27)
Reversal	(602)	(349)	(226)
Translation adjustment	303	(211)	(55)

Balance at the end of the period	$4,999	$5,145	$5,470

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2014	March 31, 2013
Current:
Service tax and other tax receivables	$5,710	$4,588
Deferred transition cost	702	498
Employee receivables	1,398	1,190
Advances to suppliers	1,041	774
Prepaid expenses	4,683	3,329
Other assets	3,391	1,642

Total	$16,925	$12,021

Non-current:
Deposits	$6,355	$6,085
Non-current tax assets	4,288	3,826
Service tax and other tax receivables	3,324	4,199
Deferred transition cost	747	274
Others	1,939	413

Total	$16,653	$14,797

9. Goodwill

The movement in goodwill balance by reportable segment as at March 31, 2014 and 2013 is as follows:

	WNS Global BPM	WNS Auto Claims BPM	Total
Balance as at April 1, 2012	$53,570	$33,125	$86,695
Goodwill arising from acquisition of Fusion (See Note 4)	6,199	—	6,199
Foreign currency translation	(3,883)	(1,879)	(5,762)

Balance as at March 31, 2013	$55,886	$31,246	$87,132
Foreign currency translation	(4,580)	3,102	(1,478)

Balance as at March 31, 2014	$51,306	$34,348	$85,654

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2014	2013
WNS Global BPM*	$3,917	$4,229
South Africa	4,882	5,596
Research & Analytics	38,197	42,142
Technology Services	4,310	3,920
WNS Auto Claims BPM	34,348	31,245

	$85,654	$87,132

*	Excluding Research & Analytics, South Africa and Technology Services.

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

Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than five years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macro-economic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s
	WNS Global BPM*	South Africa	Research & Analytics	Technology Services	WNS Auto Claims BPM
Discount rate	20.0%	20.0%	20.0%	14.0%	14.0%
Perpetual growth rate	3.0%	3.0%	3.0%	3.0%	2.0%

*	Excluding research & analytics, South Africa and Technology Services

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

Based on the above, no impairment was identified as of March 31, 2014 as the recoverable amount of the CGUs exceeded the carrying value.

An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2013 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2012	$175,967	$64,482	$4,956	$1,835	$353	$1,017	$248,610
Additions	—	—	—	—	—	4,890	4,890
On acquisition of Fusion	1,427	2,148	—	—	—	383	3,958
Translation adjustments	(6,536)	(1,155)	(281)	—	(15)	(147)	(8,134)

Balance as at March 31, 2013	$170,858	$65,475	$4,675	$1,835	$338	$6,143	$249,324

Accumulated amortization
Balance as at April 1, 2012	$89,372	$37,043	$4,956	$1,707	$343	$48	$133,469
Amortization	17,887	7,425	—	128	10	900	26,350
Translation adjustments	(1,401)	(912)	(281)	—	(15)	10	(2,599)

Balance as at March 31, 2013	$105,858	$43,556	$4,675	$1,835	$338	$958	$157,220

Net carrying value as at March 31, 2013	$65,000	$21,919	$—	$—	$—	$5,185	$92,104

The changes in the carrying value of intangible assets for the year ended March 31, 2014 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2013	$170,858	$65,475	$4,675	$1,835	$338	$6,143	$249,324
Additions	167	—	—	—	—	5,083	5,250
Translation adjustments	(8,469)	(76)	464	—	23	(403)	(8,461)

Balance as at March 31, 2014	$162,556	$65,399	$5,139	$1,835	$361	$10,823	$246,113

Accumulated amortization
Balance as at April 1, 2013	$105,858	$43,556	$4,675	$1,835	$338	$958	$157,220
Amortization	16,379	5,798	—	—	—	1,612	23,789
Translation adjustments	(2,802)	142	464	—	23	55	(2,118)

Balance as at March 31, 2014	$119,435	$49,496	$5,139	$1,835	$361	$2,625	$178,891

Net carrying value as at March 31, 2014	$43,121	$15,903	$—	$—	$—	$8,198	$67,222

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2014, the estimated remaining weighted average amortization periods for intangible assets are as follows:

Balance Life
(In months)
Customer contracts	32
Customer relationship	38
Software	43

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2014 are as follows:

Amount
2015	$24,477
2016	24,325
2017	15,715
2018	1,499
2019	1,206

$67,222

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Property and equipment, net

The changes in the carrying value of property and equipment for the year ended March 31, 2013 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2012	$11,495	$64,668	$55,861	$1,648	$47,924	$181,596
Additions	—	4,148	5,595	363	4,932	15,038
On acquisition of Fusion	—	805	1,014	—	496	2,315
Disposal/Retirements	—	790	3,131	811	2,773	7,505
Translation adjustments	(363)	(3,662)	(2,988)	(101)	(2,694)	(9,808)

Balance as at March 31, 2013	$11,132	$65,169	$56,351	$1,099	$47,885	$181,636

Accumulated depreciation
Balance as at April 1, 2012	$1,846	$57,804	$44,419	$1,177	$34,175	$139,421
Depreciation	555	4,668	5,145	134	4,207	14,709
Disposal/Retirements	—	783	2,992	268	2,733	6,776
Translation adjustments	(57)	(3,467)	(2,424)	(71)	(2,026)	(8,045)

Balance as at March 31, 2013	$2,344	$58,222	$44,148	$972	$33,623	$139,309

Capital work-in-progress						6,113

Net carrying value as at March 31, 2013						$48,440

The changes in the carrying value of property and equipment for the year ended March 31, 2014 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2013	$11,132	$65,169	$56,351	$1,099	$47,885	$181,636
Additions		5,552	4,819	6	3,708	14,085
Disposal/Retirements			124	513	394	1,031
Translation adjustments	(509)	(2,609)	(4,367)	(104)	(4,025)	(11,614)

Balance as at March 31, 2014	$10,623	$68,112	$56,679	$488	$47,174	$183,076

Accumulated depreciation
Balance as at April 1, 2013	$2,344	$58,222	$44,148	$972	$33,623	$139,309
Depreciation	530	4,358	4,796	75	4,201	13,960
Disposal/Retirements			117	498	395	1,010
Translation adjustments	(105)	(2,230)	(3,400)	(92)	(2,947)	(8,774)

Balance as at March 31, 2014	$2,769	$60,350	$45,427	$457	$34,482	$143,485

Capital work-in-progress						5,574

Net carrying value as at March 31, 2014						$45,165

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $12,627 and $11,946 as at March 31, 2014 and 2013.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Loans and borrowings

Short-term line of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has secured and unsecured lines of credit with banks amounting to $63,597. Of these available lines of credit, as at March 31, 2014, $52,925 was utilized for working capital requirements.

The Company has also established a line of credit in the UK amounting to £9,880 ($16,423 based on the exchange rate on March 31, 2014), of which £3,404 ($5,658 based on the exchange rate on March 31, 2014) was utilized for working capital requirements as at March 31, 2014. Further, the Company obtained a term loan facility of $201 and a line of credit of $402 in China. The term loan facility was fully repaid on August 2, 2013 and there was no amount utilized from the line of credit as at March 31, 2014.

Long-term debt

The long-term loans and borrowings consist of the following:

	As at
	March 31, 2014		March 31, 2013
Interest rate	Amount of borrowing	Total	Amount of borrowing	Total
10.30%	—	$—	510,000	$9,384
3M USD Libor +3.5%	$—	6,944	$—	6,889
3M USD Libor +3%	$—	—	$—	1,065
Bank of England base rate+2.25%	£7,904	13,113	£9,880	14,887
Bank of England base rate+2.25%	£3,672	6,089	£6,120	9,217

		$26,146		$41,442

Current portion of long term debt		$12,637		$7,701

Long term debt		$13,509		$33,741

On March 30, 2012, the Company signed a facility agreement in the UK for a term loan of £9,880 ($16,423 based on the exchange rate on March 31, 2014) from HSBC Bank plc for three years until July 7, 2015 and obtained from HSBC Bank plc an additional three-year term loan facility of £6,120 ($10,173 based on the exchange rate on March 31, 2014). The facilities will bear interest at the Bank of England base rate plus a margin of 2.25% per annum with 20% of the principal amount of each loan to be repayable at the end of each of 18, 24 and 30 months and a final installment of 40% at the end of 36 months after drawdown. The Company has also renewed its working capital facility of £9,880 ($16,423 based on the exchange rate on March 31, 2014) in the UK (which was originally scheduled to mature on July 1, 2012) up to March 31, 2015 at an interest rate of BOE base rate plus a margin of 2.45% per annum. As at March 31, 2014, the amount outstanding under the term loan facility was £11,576 ($19,242 based on the exchange rate on March 31, 2014).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company has also established a $3,200 line of credit in the Philippines pursuant to a facility agreement dated September 8, 2010. This facility consists of a three year term loan facility at the three-month US dollar LIBOR plus a margin of 3% per annum. As at March 31, 2013, $1065 was outstanding under the facility and there was no amount outstanding as at March 31, 2014.

On March 9, 2012, WNS Global entered into a three year term loan facility of 510,000 ($8,517 based on the exchange rate on March 31, 2014) in India. This term loan was repayable in two installments of 255,000 ($4,259 based on the exchange rate on March 31, 2014) on each of January 30, 2015 and February 27, 2015, however, on March 12, 2014, WNS Global prepaid the entire facility of 510,000 ($8,517 based on the exchange rate on March 31, 2014).

On March 30, 2012, WNS Global also signed a facility agreement with HSBC Bank (Mauritius) Limited for a three year external commercial borrowing of $7,000. Of this facility amount of $2,000, $3,000 and $2,000 were drawn on April 16, 2012, June 20, 2012 and August 16, 2012, respectively. This facility bears interest at a rate equivalent to three-month US dollar LIBOR plus a margin of 3.5% per annum. The principal amount of each tranche will be repayable at the end of three years from the date of each drawdown.

The Company has pledged trade receivables, other financial assets, property and equipment with a carrying amount of $145,523 and $166,996 as of March 31, 2014 and March 31, 2013, respectively, as collateral for the above borrowings. In addition, the above facility agreements contain certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio. As of March 31, 2014 the Company was in compliance with all of the covenants.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2014 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available For Sale	Total carrying value	Total fair value
Cash and cash equivalents	$33,691	$—	$—	$—	$33,691	$33,691
Investments	—	94,159	—	18,332	112,491	112,491
Trade receivables	61,983	—	—	—	61,983	61,983
Unbilled revenue	34,716	—	—	—	34,716	34,716
Funds held for clients	15,936	—	—	—	15,936	15,936
Prepayments and other assets (1)	3,716	—	—	—	3,716	3,716
Other non-current assets (2)	6,355	—	—	—	6,355	6,355
Derivative assets	—	1,118	9,805	—	10,923	10,923

Total carrying value	$156,397	$95,277	$9,805	$18,332	$279,811	$279,811

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized Cost	Total carrying value	Total fair value
Trade payables	$—	$—	$29,059	$29,059	$29,059
Current portion of long term debt	—	—	12,637	12,637	12,637
Long term debt	—	—	13,509	13,509	13,509
Short term line of credit	—	—	58,583	58,583	58,583
Pension and other employee obligations (3)	—	—	32,369	32,369	32,368
Provision and accrued expenses (4)	—	—	23,204	23,204	23,204
Other liabilities(5)	—	—	1,660	1,660	1,660
Derivative liabilities	674	9,801	—	10,475	10,475

Total carrying value	$674	$9,801	$171,021	$181,496	$181,495

Notes:

(1)	Excluding non-financial assets $13,209.
(2)	Excluding non-financial assets $10,298.
(3)	Excluding non-financial liabilities $9,102.
(4)	Excluding non-financial liabilities $693.
(5)	Excluding non-financial liabilities $8,899.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2013 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$27,878	$—	$—	$—	$27,878	$27,878
Investments	—	43,216	—	46,473	89,689	89,689
Trade receivables	64,438	—	—	—	64,438	64,438
Unbilled revenue	25,530	—	—	—	25,530	25,530
Funds held for clients	19,877	—	—	—	19,877	19,877
Prepayments and other assets (1)	2,186	—	—	—	2,186	2,186
Other non-current assets (2)	6,085	—	—	—	6,085	4,996
Derivative assets	—	817	10,528	—	11,345	11,345

Total carrying value	$145,994	$44,033	$10,528	$46,473	$247,028	$245,939

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$29,321	$29,321	$29,321
Current portion of long term debt	—	—	7,701	7,701	7,701
Long term debt	—	—	33,741	33,741	33,717
Short term line of credit	—	—	54,921	54,921	54,921
Pension and other employee obligations (3)	—	—	28,542	28,542	28,542
Provision and accrued expenses (4)	—	—	26,069	26,069	26,069
Other liabilities(5)	—	—	11,819	11,819	11,819
Derivative liabilities	3,842	1,280	—	5,122	5,122

Total carrying value	$3,842	$1,280	$192,114	$197,236	$197,212

Notes:

(1)	Excluding non-financial assets $9,835.
(2)	Excluding non-financial assets $8,710.
(3)	Excluding non-financial liabilities $9,803.
(4)	Excluding non-financial liabilities $674.
(5)	Excluding non-financial liabilities $7,973.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2014 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net amount
				Financial instruments	Cash collateral received
Derivative assets	$10,923	$—	$10,923	$(3,758)	$—	$7,165

Total	$10,923	$—	$10,923	$(3,758)	$—	$7,165

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$10,475	$—	$10,475	$(3,758)	$—	$6,717

Total	$10,475	$—	$10,475	$(3,758)	$—	$6,717

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2014 are as follows:-

Description	March 31, 2014	Fair value measurement at reporting date using
		Quoted prices in Active Markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,118	$—	$1,118	$—
Investment in FMPs	94,159	94,159	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	9,805	—	9,805	—
Investments available for sale	18,332	18,332		—

Total assets	$123,414	$112,491	$10,923	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$674	$—	$674	$—
Currency swap		—		—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	9,801	—	9,801	—

Total liabilities	$10,475	$—	$10,475	$—

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2013 are as follows:

Description	March 31, 2013	Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$817	$—	$817	$—
Investment in FMPs	43,216	43,216	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	10,528	—	10,528	—
Investments available for sale	46,473	46,473	—	—

Total assets	$101,034	$89,689	$11,345	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$2,782	$—	$2,782	$—
Currency swap	1,060	—	1,060	—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	1,280	—	1,280	—

Total liabilities	$5,122	$—	$5,122	$—

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows, foreign exchange spot and forward premium rates. During the year ended March 31, 2014 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

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

The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	March 31, 2014	March 31, 2013
Forward contracts (Sell)
In US dollars	$139,980	$166,109
In United Kingdom Pound Sterling	140,357	116,798
In Euro	10,241	8,152
In Australian dollars	21,102	14,675
Others	19,421	26,578

	$331,101	$332,312

Option contracts (Sell)
In US dollars	$75,843	$74,332
In United Kingdom Pound Sterling	126,280	106,535
In Euro	8,995	10,096
In Australian dollars	19,408	9,657
Others	4,279	4,748

	$234,805	$205,368

The amount of (gain)/loss reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2014, 2013 and 2012 are as follows:

	Year ended March 31,
	2014	2013	2012
Revenue	$(4,938)	$(1,763)	$1,136
Foreign exchange (gain)/loss, net	(7,997)	(6,968)	1,421
Finance expense	—	39	270
Income tax related to amounts reclassified into statement of income	4,418	3,566	140

Total	$(8,517)	$(5,126)	$2,967

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2014, the loss amounting to $1,744 on account of cash flow hedges, is expected to be reclassified from other comprehensive income into statement of income over a period of 24 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the years ended March 31, 2014, 2013 and 2012 gains of $125, $1,105 and $1,923, respectively.

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

Components of market risk

Exchange rate or currency risk:

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2014 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.

Based upon the Company’s level of operations for the year ended March 31, 2014, a sensitivity analysis shows that a 10% appreciation in the pound sterling against the US dollar would have increased revenue for the year ended March 31, 2014 by approximately $26,918. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2014 by approximately $24,129.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2014 is as follows:

	As at March 31, 2014
	US Dollar	Pound Sterling	Indian Rupees	Euro	Other Currencies	Total
Cash and cash equivalents	$3,706	$382	$—	$57	$317	$4,462
Trade receivables	89,182	50,721	6,179	4,805	13,481	164,368
Unbilled revenue	3,745	280	—	677	2,505	7,207
Prepayments and other current assets	710	1,379	244	271	44	2,648
Other non-current assets	3	—	—	—	17	20
Trade payables	(39,130)	(20,497)	(11,380)	(1,239)	(10,168)	(82,414)
Provisions and accrued expenses	(2,546)	(31)	(217)	(317)	(40)	(3,151)
Current portion of long term debt	—	—	—	—	—	—
Pension and other employee obligations	—	(15)	—	(54)	(301)	(370)
Short term line of credit	(25,000)	(27,925)	—	—	—	(52,925)
Long term debt	(7,000)	—	—	—	—	(7,000)
Other liabilities	(44)	—	—	—	(2)	(46)

Net assets (liabilities)	$23,626	$4,294	$(5,174)	$4,200	$5,853	$32,799

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

Other currencies reflect currencies such as Philippines Peso (PHP), Sri Lankan Rupee (LKR), Romanian Leu (RON) and South African Rand (ZAR) etc.

As at March 31, 2014, every 5% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $423.

Interest rate risk:

The Company’s exposure to interest rate risk arises principally from borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the BOE rate. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. If interest rates were to increase by 100 bps, additional annual interest expense on the Company’s floating rate borrowing would amount to approximately $313.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year Ended March 31,
	2014	2013	2012
Revenue from top customer	15.2%	16.9%	17.3%
Revenue from top five customers	36.9%	37.1%	41.4%

Financial assets that are neither past due nor impaired

Cash equivalents, bank deposits, marketable securities, investment in FMPs, unbilled revenue and other assets, are neither past due and nor impaired except trade receivables as described below.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables. The Company’s credit period generally ranges from 30-60 days. The age-wise break up of trade receivables, net of allowances that are past due beyond credit period, are as follows:

	As at
	March 31, 2014	March 31, 2013
Neither past due nor impaired	$48,421	$48,713
Past due but not impaired
Past due 0-30 days	7,322	8,489
Past due 31-60 days	1,625	1,702
Past due 61-90 days	1,077	666
Past due over 90 days	3,538	4,868
Past due and impaired	4,999	5,145

Total	$66,982	$69,583

Allowances for doubtful account receivables	$(4,999)	$(5,145)

Trade receivables net of allowances for doubtful account receivables	$61,983	$64,438

Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with well reputed banks and has unused lines of credit of $21,839 as of March 31, 2014 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2014
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$12,672	$13,569	$—	$26,241
Trade Payables	29,059	—	—	29,059
Short term line of credit	58,583	—	—	58,583
Provision and accrued expenses	23,204	—	—	23,204
Other liabilities	1,660	—	—	1,660
Other employee obligations	32,369	—	—	32,369
Derivative financial instruments	9,076	1,399	—	10,475

Total	$166,623	$14,968	$—	$181,591

Notes:

(1)	Before netting off debt issuance cost of $95.
(2)	Non-financial liabilities are explained in financial instruments categories table above.

	As at March 31, 2013
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$7,756	$20,925	$12,975	$41,656
Trade Payables	29,321	—	—	29,321
Short term line of credit	54,921	—	—	54,921
Provision and accrued expenses	26,069	—	—	26,069
Other liabilities	10,899	920	—	11,819
Other employee obligations	28,542	—	—	28,542
Derivative financial instruments	3,857	1,265	—	5,122

Total	$161,365	$23,110	$12,975	$197,450

Notes:

(1)	Before netting off debt issuance cost of $214.
(2)	Non-financial liabilities are explained in financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2014	March 31, 2013
Cash and cash equivalents	$33,691	$27,878
Investments	112,491	89,689
Short term line of credit	(58,583)	(54,921)
Long term debt(1)	(26,146)	(41,442)

Net cash position	$61,453	$21,203

Note:

(1)	This includes the current portion of long term debt.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Employee benefits

Pension and other employee obligations consist of the following:

	As at
	March 31, 2014	March 31, 2013
Current:
Salaries and bonus	$32,234	$28,506
Pension	363	1,181
Withholding taxes on salary and statutory payables	3,572	3,026
Other employees payable	133	36

Total	$36,302	$32,749

Non-current:
Pension	$5,168	$5,596

Employee costs consist of the following:

	Year ended March 31,
	2014	2013	2012
Salaries and bonus	$235,280	$225,184	$201,292
Employee benefit plans:
Defined contribution plan	6,434	6,521	6,583
Defined benefit plan	2,234	1,957	1,893
Share based compensation	6,935	5,343	5,309

Total	$250,833	$239,005	$215,077

The employee benefit cost consists of the following:

	Year ended March 31,
	2014	2013	2012
Cost of revenue	$184,655	$178,206	$159,897
Selling and marketing expenses	26,397	22,570	19,800
General and administrative expenses	39,831	38,229	35,380

Total	$250,883	$239,005	$215,077

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2014	2013	2012
India	$4,534	$4,798	$5,141
Philippines	57	57	40
South Africa	494	349	—
Sri Lanka	466	291	280
United Kingdom	743	849	808
United States	140	177	314

Total	$6,434	$6,521	$6,583

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2014	2013	2012
Service cost	$1,780	$1,487	$1,430
Interest on the net defined benefit liability	454	470	463

Net gratuity cost	$2,234	$1,957	$1,893

	As at
	March 2014	March 2013
Change in projected benefit obligations
Obligation at beginning of the year	$7,134	$6,088
Foreign currency translation	(633)	(279)
Service cost	1,780	1,487
Interest cost	479	493
Benefits paid	(792)	(776)
Actuarial (gain)/loss
From changes in demographic assumptions	(56)
From changes in financial assumptions	(494)	121
From actual experience compared to assumptions	(1,081)

Benefit obligation at end of the year	$6,337	$7,134

Change in plan assets
Plan assets at beginning of the year	$357	$322
Foreign currency translation	(31)	(16)
Expected return on plan asset	25	23
Actuarial (loss)/gain	(26)	4
Actual contributions	1,273	800
Benefits paid	(792)	(776)

Plan assets at end of the year	$806	$357

Accrued pension liability
Current	$363	$1,181
Non-current	5,168	5,596

Net amount recognized	$5,531	$6,777

Present value of funded defined benefit obligation	$4,925	$5,107
Fair value of plan assets	(806)	(357)
	4,119	4,750

Present value of unfunded defined benefit obligation	$1,412	$2,027

Net amount recognized relating to India plan, Philippines plan and Sri Lanka plan was $4,134, $1,046 and $351 as at March 31, 2014 and $4,769, $1,717 and $291 as at March 31, 2013, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2014	2013	2012
Discount rate:
India	8.75%	7.85%	8.20%
Philippines	5.52%	3.91%	6.25%
Sri Lanka	9.5%	11.00%	10.00%
Rate of increase in compensation level	6% to 8%	8.00%	8% to 10%
Expected rate of return on plan assets	8.75%	7.50%	7.50%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2014, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(4.0)%	(20.9)%	(9.4)%
Decrease in discount rate 1%	4.0%	27.3%	11.4%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	4.0%	25.5%	11.5%
Decrease in salary escalation rate by 1%	(4.0)%	(20.1)%	(9.6)%

Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a 12 month period.

As at March 31, 2014, $3 and $803 ($4 and $353, respectively, as at March 31, 2013) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 97% and 3% are invested in unquoted money market instruments and corporate bonds, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the Plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2014.

The Company expects to contribute $816 for the year ending March 31, 2015.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2014	March 31, 2013
Provisions	$693	$674
Accrued expenses	23,204	26,069

Total	$23,897	$26,743

A summary of activity for provision is as follows:

	As at
	March 31, 2014	March 31, 2013
Balance at the beginning of the year	$674	$805
Additional provision	649	627
Provision used	(622)	(710)
Translation adjustments	(8)	(48)

Balance at the end of the period	$693	$674

16. Deferred revenue

Deferred revenue consists of the following:

	As at
	March 31, 2014	March 31, 2013
Current:
Payments in advance of services	$775	$885
Advance billings	3,651	4,054
Claims handling	11	304
Others	934	1,265

Total	$5,371	$6,508

	As at
	March 31, 2014	March 31, 2013
Non-current:
Payments in advance of services	$495	$780
Advance billings	1,182	2,440
Claims handling	—	—
Others	—	88

Total	$1,677	$3,308

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2014	March 31, 2013
Current:
Withholding taxes and value added tax payables	$3,265	$3,482
Deferred purchase consideration payable	—	7,766
Deferred rent	644	485
Other liabilities	2,741	3,664

Total	$6,650	$15,397

Non-current:
Deferred rent	$3,609	$3,225
Other liabilities	300	1,170

Total	$3,909	$4,395

18. Share capital

As at March 31, 2014, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 51,347,538 ordinary shares outstanding as at March 31, 2014. There were no preferred shares outstanding as at March 31, 2014.

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

19. Revenue recognition

In the WNS Auto Claims BPM segment, the Company has been re-negotiating contractual terms with insurance companies and the repair centers as and when they come up for renewal. The Company renewed its contract with one of its customers and negotiated a new contract with a repair center in April 2011. In May 2011, the Company further negotiated a new contract with a repair center, which is appended as part of the main revenue contract with two other insurance customers.

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

Accordingly, the Company no longer accounts for the amount received from three of the Company’s clients in the WNS Auto Claims BPM segment for payments to repair centers as its revenue and the payments made to repair centers for cases referred by these customers as its cost of revenue, resulting in lower revenue and cost of revenue being recognized in respect of the services rendered to these clients, as the revenues have been recorded net of repair cost. The change in revenue accounting for one of its clients is effective from April 2011 and the balance two clients are effective from May 2011. The process of re-negotiating the contracts with other clients is ongoing and is aimed at establishing consistent accounting for all such contracts entered into by the Company.

20. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2014	2013	2012
Employee cost	$250,883	$239,005	$215,077
Repair payments	31,099	24,132	79,065
Facilities cost	65,652	65,684	58,295
Depreciation	13,960	14,709	15,960
Legal and professional expenses	17,735	15,162	13,788
Travel expenses	16,804	15,214	13,236
Others	22,167	24,382	23,210

Total cost of revenue, selling and marketing and general and administrative expenses	$418,300	$398,288	$418,631

21. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2014	2013	2012
Interest expense	$2,812	$3,224	$2,858
Interest on deferred purchase consideration	23	215	—
Interest rate swap	—	(15)	490
Debt issue cost	113	209	669

Total	$2,948	$3,633	$4,017

22. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2014	2013	2012
Income from interest and dividend on marketable securities	$3,480	$3,140	$487
Net gain(loss) arising on financial assets designated as FVTPL	4,000	102	—
Share issue expense	—	—	(827)
Others	2,045	1,525	383

Total	$9,525	$4,767	$43

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23. Share-based payments

The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 and September 2011 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at March 31, 2014, the Company had 855,768 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2014, 2013 and 2012 are as follows:

	Year ended March 31,
	2014		2013		2012
Share-based compensation expense recorded in	$		$		$
— Cost of revenue		1,316		992		1,012
— Selling and marketing expenses		591		425		361
— General and administrative expenses		5,028		3,926		3,936

Total share-based compensation expense		$6,935		$5,343		$5,309

Upon exercise of share options and RSUs, the Company issued 759,494, 509,163 and 235,155 shares, respectively, for the years ended March 31, 2014, 2013 and 2012.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Share-based options

Movements in the number of options outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2012	974,515	$20.38	4.37	$764
Exercised	(64,069)	4.76
Lapsed	(8,201)	8.96

Outstanding as at March 31, 2013	902,245	$21.60	3.45	$491
Exercised	(45,131)	7.01
Lapsed	(1,000)	12.26

Outstanding as at March 31, 2014	856,114	$22.38	2.52	$339
Options exercisable	856,114	$22.38	2.52	$339

The aggregate intrinsic value of options exercised during the year ended March 31, 2014 and 2013 was $584 and $443, respectively. The total grant date fair value of options vested during the year ended March 31, 2014 and 2013 was $nil for each year. Total cash received as a result of option exercised during the year ended March 31, 2014 and March 31, 2013 was $279 and $278 respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2014, 2013 and 2012.

The weighted average share price of options exercised during the year ended March 31, 2014, 2013 and 2012 was $19.09, $11.23 and $10.19 respectively.

Restricted Share Units

The 2006 Incentive Award Plan also allows for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.

Movements in the number of RSUs outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2012	1,979,444	$11.46	8.48	$23,852
Granted	136,327	10.93
Exercised	(445,094)	11.89
Forfeited	(188,500)	10.45
Lapsed	—	—

Outstanding as at March 31, 2013	1,482,177	$11.41	7.82	$21,847
Granted	592,547	14.87
Exercised	(676,045)	12.24
Forfeited	(53,567)	12.64
Lapsed	—	—

Outstanding as at March 31, 2014	1,345,112	$12.47	7.93	$24,212
RSUs exercisable	464,189	$10.80	6.53	$8,355

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2014, there was $4,016 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.87 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share based compensation related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2014, 2013 and 2012 was $14.87, $10.93, and $10.53 per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2014 and 2013 was $13,139 and $4,731, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2014 and 2013 was $26,524 and $7,260, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2014, 2013 and 2012 was $19.43, $10.63 and $10.52 respectively.

Performance share units

The 2006 Incentive Award Plan also allows for grant of performance share units (“PSUs”). Each PSU represents the right to receive one ordinary share based on the Company’s performance against specified targets and vests over a period of up to four years.

Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2012	1,006,065	$10.39	9.16	$12,123
Granted	50,000	9.63
Vested/exercised	—	—
Forfeited	(104,875)	9.57

Outstanding as at March 31, 2013	951,190	$10.44	8.26	$14,021
Granted	203,434	14.53
Exercised	(38,318)	8.77
Forfeited	(638,393)	10.90

Outstanding as at March 31, 2014	477,913	$11.70	7.98	$8,602
PSUs exercisable	39,563	$9.19	6.44	$712

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2014, there was $1,622 of unrecognized compensation cost related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.0 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2014, 2013 and 2012 was $14.53, $9.63, and $10.84 respectively, per ADS. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2014 and 2013 was $789 and $Nil respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2014 was $712. No PSUs vested during the years ended March 31, 2013.

The weighted average share price of PSU exercised during the year ended March 31, 2014, 2013 and 2012 was $20.60, $Nil and $Nil respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Income taxes

The domestic and foreign source component of profit (loss) before income taxes is as follows:

	Year ended March 31,
	2014	2013	2012
Domestic	$(3,501)	$(589)	$(3,451)
Foreign	59,437	31,852	27,440

Profit before income taxes	$55,936	$31,263	$23,989

The Company’s provision for income taxes consists of the following:

	Year ended March 31,
	2014	2013	2012
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	11,828	13,425	22,832

	11,828	13,425	22,832

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	2,461	(3,561)	(11,376)

	2,461	(3,561)	(11,376)

	$14,289	$9,864	$11,456

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption from fiscal 2013 till fiscal 2022. The Company in fiscal 2012 started its operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme and eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 till fiscal 2026. The Government of India pursuant to the Indian Finance Act, 2011 has also levied minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 20.96%. The Company’s operations in Costa Rica are also eligible for tax exemptions which expire in fiscal 2017. The Company has a delivery center in the Philippines that is registered with the Philippines Economic Zone Authority which is eligble for tax exemptions that expire in 2017. The Government of Sri Lanka has exempted the profits earned from export revenue from tax, which enables the Company’s Sri Lankan subsidiary to continue to claim a tax exemption.

If the income tax exemption was not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $1,671, $769 and $1,707 for the years ended March 31, 2014, 2013 and 2012, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2014 by $0.03 and $0.03, respectively ($0.02 and $0.01, respectively for the year ended March 31, 2013 and $0.04 and $0.04, respectively, for the year ended March 31, 2012).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2014	2013	2012
Current taxes:
Excess tax deductions related to share-based payments	(104)	(55)	(1,188)

	$(104)	$(55)	$(1,188)

Deferred taxes:
Excess tax deductions related to share-based payments	(105)	(156)	(54)

	$(105)	$(156)	$(54)

Total income tax recognized directly in equity	$(209)	$(211)	$(1,242)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2014	2013	2012
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	(2,052)	4,304	(4,198)

Total income tax recognized directly in other comprehensive income	$(2,052)	$4,304	$(4,198)

The reconciliation of estimated income tax to provision for income tax:

	Year ended March 31,
	2014	2013	2012
Profit before income taxes	$55,936	$31,263	$23,989
Income tax expense at tax rates applicable to individual entities	20,365	11,094	12,137
Effect of:
Items not deductible for tax	80	96	42
Exempt income	(3,509)	(1,766)	(3,164)
(Gain)/Loss in respect of which deferred tax (liability)/asset not recognized due to uncertainty and ineligibility to carry forward	(47)	2,983	3,274
Temporary difference that will reverse during tax holiday period	(2,154)	(2,338)	(4,289)
Change in tax rate	169	(318)	118
Provision for uncertain tax position	(163)	(80)	1,996
State taxes	27	(5)	289
Others, net	(479)	198	1,053

Provision for income tax	$14,289	$9,864	$11,456

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2014 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$9,927	$—	$(821)	$—	$—	$(826)	$8,280
Net operating loss carry forward	4,165	—	695	—	—	(497)	4,363
Accruals deductible on actual payment	3,298	—	764	—	—	(342)	3,720
Share-based compensation	4,200	—	1,303	105	—	(252)	5,356
Minimum alternate tax	23,306	—	(5,668)	—	—	(2,349)	15,289
Others	1,397	—	261	—	—	52	1,710

Total deferred tax assets	$46,293	$—	$(3.466)	$105	$—	$(4,214)	$38,718

Deferred tax liabilities:
Intangibles	7,008	—	(1,798)	—	—	(324)	4,886
Unrealized gain/(loss) on cash flow hedging	1,249	—	793	—	(2,052)	(275)	(285)

Total deferred tax liabilities	$8,257	$—	$(1,005)	$—	$(2,052)	$(599)	$4,601

Net deferred tax assets/(liabilities)	$38,036	$—	$(2,461)	$105	$2,052	$(3,615)	$34,117

Deferred taxes for the year ended March 31, 2013 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$10,574	$(45)	$71	$—	$—	$(673)	$9,927
Net operating loss carry forward	470	2,542	1,465	—	—	(312)	4,165
Accruals deductible on actual payment	2,084	190	980	—	—	44	3,298
Share-based compensation	3,057	—	918	156	—	69	4,200
Minimum alternate tax	26,461	—	(1,250)	—	—	(1,905)	23,306
Others	1,140	36	262	—	—	(41)	1,397

Total deferred tax assets	$43,786	$2,723	$2,446	$156	$—	$(2,818)	$46,293

Deferred tax liabilities:
Intangibles	6,885	1,001	(685)	—	—	(193)	7,008
Unrealized gain/(loss) on cash flow hedging	(2,851)	—	(430)	—	4,304	226	1,249

Total deferred tax liabilities	$4,034	$1,001	$(1,115)	$—	$4,304	$33	$8,257

Net deferred tax assets/(liabilities)	$39,752	$1,722	$3,561	$156	$(4,304)	$(2,851)	$38,036

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2012 arising from temporary differences and unused tax losses can be summarized as follows:

	Opening balance	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency Translation	Closing balance
Deferred tax assets:
Property and equipment	$11,374	$532	$—	$—	$(1,332)	$10,574
Net operating loss carry forward	555	(70)	—	—	(15)	470
Accruals deductible on actual payment	2,317	63	—	—	(296)	2,084
Share-based compensation	654	2,428	54	—	(79)	3,057
Minimum alternate tax	20,398	8,873	—	—	(2,810)	26,461
Others [Refer note—2(y)]	1,226	(82)	—	—	(4)	1,140

Total deferred tax assets	$36,524	$11,744	$54	$—	$(4,536)	$43,786

Deferred tax liabilities:
Intangibles	6,471	570	—	—	(156)	6,885
Unrealized gain/(loss) on cash flow hedging	1,543	(202)	—	(4,198)	6	(2,851)

Total deferred tax liabilities	$8,014	368	$—	$(4,198)	$(150)	$4,034

Net deferred tax assets/(liabilities)	$28,510	$11,376	$54	$4,198	$(4,386)	$39,752

Deferred tax presented in the statement of financial position is as follows:

	As at
	March 31, 2014	March 31, 2013
Deferred tax assets	37,066	41,642
Deferred tax liabilities	(2,949)	(3,606)

Net deferred tax assets	$34,117	$38,036

There are unused tax losses amounting to $42,268 as at March 31, 2014 for which no deferred tax asset has been recognized as these losses either relate to certain tax jurisdictions where the group entities have had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entities in the future to offset such losses or there is uncertainty in the treatment of such losses under the tax laws of the relevant jurisdictions. The expiry dates of the tax benefit for these losses depend on the local tax laws of each jurisdiction and, if not utilized, would expire on various dates starting from financial year 2015 till 2021. However, in the UK and Australia there is no expiry period for the unused tax losses.

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

Deferred income tax liabilities on earnings of Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $158,352, 139,267 and $105,464 as at March 31, 2014, 2013 and 2012, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2011, which assess additional taxable income that could in the aggregate give rise to an estimated $48,108 in additional taxes, including interest of $17,494. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $41,204 in additional taxes, including interest of $12,857. The income tax authorities have filed appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2014, the Company has provided a tax reserve of $15,487 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2014, corporate tax returns for years ended March 31, 2011 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,695 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,814 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

25. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2014	2013	2012
Numerator:
Profit	$41,647	$21,399	$12,533
Denominator:
Basic weighted average ordinary shares outstanding	50,958,864	50,309,140	45,261,411
Dilutive impact of equivalent stock options and RSUs	1,730,293	1,402,392	1,242,871
Diluted weighted average ordinary shares outstanding	52,689,157	51,711,532	46,504,282

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excludes options with exercise price that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the years ended March 31, 2014, 2013 and 2012, the Company excluded from the calculation of diluted EPS options to purchase 314,454, 815,378 and 880,714 shares, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2014:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands Cooperative U.A.		The Netherlands

	WNS Global Services Philippines Inc.	Philippines

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L	Costa Rica

WNS Global Services (UK) Limited		United Kingdom

	WNS Workflow Technologies Limited	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Global Services SA (Pty) Ltd. (formerly known as Fusion Outsourcing Services (Proprietary) Limited)	South Africa

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	WNS Customer Solutions (Singapore) Private Limited	Singapore

	WNS Customer Solutions (Private) Limited	Sri Lanka

	WNS Global Services (Australia) Pty Ltd	Australia

	Business Applications Associates Beijing Limited	China

	WNS Global Services Private Limited (1)	India

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

Notes:

(1)	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding for WNS (Mauritius) Limited is 80% and for WNS Customer Solutions (Singapore) Limited is 20%.
(2)	All the above subsidiaries are wholly owned and primarily engaged in providing BPM services.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Warburg Pincus and its affiliates (till February 12, 2013)	Principal shareholder

Datacap Software Private Limited (“Datacap”) (till December 31, 2013)	A company of which a member of key management is a principal shareholder

Key management personnel
Adrian T. Dillon (Appointed on September 21, 2012)	Chairman (Appointed as Chairman effective January 1, 2014, was Non-Executive Vice Chairman till December 31, 2013)

Keshav R. Murugesh	Director and Group Chief Executive Officer

Jeremy Young	Director

Deepak S. Parekh (Ceased to be director from September 4, 2012)	Director

Renu S. Karnad (Appointed on September 21, 2012)	Director

Eric B. Herr (Ceased to be director from April 30, 2014)	Director (Ceased to be Chairman from January 1, 2014)

Richard O. Bernays (Ceased to be director from December 31, 2013)	Director

Anthony A. Greener	Director

Albert Aboody	Director

Alok Misra (Ceased to be CFO from August 17, 2012)	Group Chief Financial Officer

Deepak Sogani (Resigned on August 27, 2013)	Group Chief Financial Officer

Johnson J. Selvadurai (Ceased to be an executive officer from January 1, 2014)	Managing Director — Europe

Michael Garber (Ceased to be an executive officer from January 1, 2014)	Chief Sales and Marketing Officer

Kumar Subramaniam (Appointed as Interim Group Chief Financial Officer for the period August 17, 2012 to December 2, 2012)	Group Chief Financial Officer

Ronald Strout (Ceased to be an executive officer from June 28, 2012)	Chief of Staff and Head Americas

Swaminathan Rajamani	Chief People Officer

Ronald Gillette (Appointed as executive officer on January 1, 2014)	Chief Operating Officer

Sanjay Puria (Appointed as Group Chief Financial Officer effective August 28, 2013)	Group Chief Financial Officer

Gareth Williams (Appointed on January 1, 2014)	Director

Michael Menezes (Appointed on January 1, 2014)	Director

	Year ended March 31,
Nature of transaction with related parties	2014	2013	2012
Revenue
Warburg Pincus and its Affiliates#	$—	$3,753	$3,954
Cost of Revenue
Datacap	21	27	29
Key management personnel*
Remuneration and short-term benefits	3,890	3,365	3,147
Defined contribution plan	108	106	108
Other benefits	30	23	5
Share based compensation	3,259	3,036	3,074

#	Amount receivable as at March 31, 2012 was $604.
*	Defined benefit plan is not disclosed as these are determined for the Company as a whole.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27. Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others that are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and Accidents Happen Assistance Limited (which constitutes WNS Auto Claims BPM), which provide automobile claims handling services, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPM” and “WNS Auto Claims BPM”.

The Chief Operating Decision Maker (“CODM”) has been identified as the Group Chief Executive Officer. The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except the cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2014 are as follows:

	Year ended March 31, 2014
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$439,654	$62,967	$—	$502,621
Segment revenue	$439,916	$62,967	$(262)	$502,621
Payments to repair centers	—	31,100	—	31,100

Revenue less repair payments	439,916	31,867	(262)	471,521
Depreciation	13,366	594	—	13,960
Other costs	353,892	23,848	(262)	377,478

Segment operating profit	72,658	7,425	—	80,083
Other income, net	(8,600)	(925)	—	(9,525)
Finance expense	2,948	—	—	2,948

Segment profit before income taxes	78,310	8,350	—	86,660
Provision for income taxes	12,293	1,996	—	14,289

Segment profit	66,017	6,354	—	72,371
Amortization of intangible assets				23,789
Share based compensation expense				6,935

Profit				$41,647

Addition to non-current assets	$17,321	$1,487	$—	$18,808
Total assets, net of elimination	408,972	129,453	—	538,425
Total liabilities, net of elimination	$162,896	$50,559	$—	$213,455

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 15.2% of the Company’s total revenue for the year ended March 31, 2014. The receivables from this customer comprised 10.4% of the Company’s total accounts receivables as at March 31, 2014.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2013 are as follows:

	Year ended March 31, 2013
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*		Total
Revenue from external customers	$405,131	$55,132		$—	$460,263
Segment revenue	$405,438	$55,132		$(307)	$460,263
Payments to repair centers	—	24,133		—	24,133

Revenue less repair payments	405,438	30,999		(307)	436,130
Depreciation	13,694	1,015		—	14,709
Other costs	335,008	24,898		(307)	359,599

Segment operating profit	56,736	5,086		—	61,822
Other income, net	(3,952)	(815)		—	(4,767)
Finance expense	3,633	—		—	3,633

Segment profit before income taxes	57,055	5,901		—	62,956
Provision for income taxes	8,893	971		—	9,864

Segment profit	48,162	4,930		—	53,092
Amortization of intangible assets					26,350
Share based compensation expense					5,343

Profit					$21,399

Addition to non-current assets	$28,214	$1,150	$		$29,364
Total assets, net of elimination	423,309	111,584		—	534,893
Total liabilities, net of elimination	$188,669	$45,627		$—	$234,296

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 16.9% of the Company’s total revenue for the year ended March 31, 2013. The receivables from this customer comprised 9.1% of the Company’s total accounts receivables as at March 31, 2013.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2012 are as follows:

	Year ended March 31, 2012
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$361,143	$112,979	$—	$474,122
Segment revenue	$361,824	$112,979	$(681)	$474,122
Payments to repair centers	—	79,065	—	79,065

Revenue less repair payments	361,824	33,914	(681)	395,057
Depreciation	14,454	1,506	—	15,960
Other costs	289,986	27,044	(681)	316,349

Segment operating profit	57,384	5,364	—	62,748
Other expense/(income), net	193	(236)	—	(43)
Finance expense	4,017	—	—	4,017

Segment profit before income taxes	53,174	5,600	—	58,774
Provision for income taxes	10,378	1,078	—	11,456

Segment profit	42,796	4,522	—	47,318
Amortization of intangible assets				29,476
Share based compensation expense				5,309

Profit				$12,533

Addition to non-current assets	$21,395	$647	$—	$22,042
Total assets, net of elimination	403,562	121,596	—	525,158
Total liabilities, net of elimination	$170,534	$70,934	$—	$241,468

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment and one customer in WNS Auto Claims BPM accounted for 17.3% and 10.4%, respectively, of the Company’s total revenue for the year ended March 31, 2012. The receivables from these two customers comprised 10.3% and 12.4% of the Company’s total accounts receivables, respectively, as at March 31, 2012.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012
Jersey, Channel Islands	$—	$—	$—
UK	265,026	245,300	290,116
US	137,369	140,218	144,763
Europe (excluding UK)	26,989	27,291	26,563
South Africa	20,502	14,238	—
Australia	18,510	10,830	4,848
Rest of the world	34,225	22,386	7,832

Total	$502,621	$460,263	$474,122

The Company’s non-current assets (excluding goodwill and intangibles) by geographic area are as follows:

	As at March 31,
	2014	2013
Jersey, Channel Islands	$—	$—
UK	3,276	2,279
North America	3,774	3,745
India	22,605	28,165
South Africa	4,126	4,116
Philippines	5,734	5,963
Rest of the world	5,650	4,172

Total	$45,165	$48,440

28. Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2014 and 2028. The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2014 are as follows:

Operating lease
Less than 1 year	$18,832
1-3 years	29,746
3-5 years	19,714
More than 5 years	23,141

Total minimum lease payments	$91,433

Rental expenses were $22,994, $22,459 and $19,353, respectively, for the years ended March 31, 2014, 2013, and 2012.

Capital commitments

As at March 31, 2014 and 2013, the Company had committed to spend approximately $3,576 and $4,376 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $694 and $526 as at March 31, 2014 and 2013, respectively.

These guarantees have a remaining expiry term ranging from one to five years.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $881 and $309 as at March 31, 2014 and 2013, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

The capital structure as at March 31, 2014 and 2013 was as follows:

	As at
	March 31, 2014	March 31, 2013	% Change
Total equity attributable to the equity shareholders of the Company	$324,970	$300,597	8%
As percentage of total capital	79%	76%
Short term line of credit	58,583	54,921
Long term debt(1)	26,146	41,442

Total debt	$84,729	$96,363	-12%

As percentage of total capital	21%	24%

Total capital (debt and equity)	$409,698	$396,960	3%

Note:

The Company is predominantly equity-financed. This is also evident from the fact that debt represented only 21% and 24% of total capital as at March 31, 2014 and 2013, respectively.