Form 20-F
period 2015-03-31
WNS (HOLDINGS) LTD
filed 2015-05-05
CIK 1356570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

As at March 31, 2015, 51,950,662 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 51,770,634 ordinary shares were held in the form of American Depositary Shares, or ADSs. Each ADS represents one ordinary share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐   Item 17    ☐   Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

WNS (HOLDINGS) LIMITED

Ex-4.12 Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Blocks A2 and A3 at World Tech Park.

Ex-4.13 Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11th floors of Blocks A2 and A3 at World Tech Park.

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

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton, independent registered public accounting firm

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia and references to “RMB” are to the legal currency of China. Our financial statements are presented in US dollars. Prior to April 1, 2011, we prepared our financial statements in accordance with US generally accepted accounting principles, or US GAAP. With effect from April 1, 2011, we adopted the International Financial Reporting Standards and its interpretations, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”. Our financial statements included in this annual report are prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

References to a particular “fiscal” year are to our fiscal year ended March 31 of that calendar year. Any discrepancies in any table between totals and sums of the amount listed are due to rounding.

In this annual report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company”, “we”, “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

In this annual report, references to “Commission” are to the United States Securities and Exchange Commission.

We also refer in various places within this annual report to “revenue less repair payments”, which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non-fault” repair cases with respect to one former client (whose contract with us was terminated with effect from April 18, 2012). This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

We also refer to information regarding the business process management, or BPM, industry, our company and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data. We previously described BPM as business process outsourcing, or BPO.

This annual report also includes information regarding the BPO market from the “Gartner Inc.,Forecast: IT Services, Worldwide, 2013-2019 1Q15 Update report dated March 16, 2015 by Gartner Inc. (which we refer to herein as the “Gartner Report”). The Gartner Report described herein contains data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report are subject to change without notice.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

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

These and other factors are more fully discussed in “Part I — Item 3. Key Information — D. Risk Factors”, “Part I — Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2015, March 31, 2014, March 31, 2013 and March 31, 2012 have been prepared in conformity with IFRS, as issued by the IASB. Our consolidated financial statements as at and for the year ended March 31, 2011 were originally prepared in accordance with US GAAP and were restated in accordance with IFRS for comparative purposes only.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following selected consolidated statement of income data for fiscal 2015, 2014 and 2013 and selected consolidated statement of financial position data as at March 31, 2015 and March 31, 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for fiscal 2012 and 2011 and selected consolidated statement of financial position data as at March 31, 2013, March 31, 2012 and March 31, 2011 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2015	2014	2013	2012	2011
	(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue(1)	$533.9	$502.6	$460.3	$474.1	$616.3
Cost of revenue(1)(2)	342.7	327.7	311.0	340.9	490.0

Gross profit	191.2	174.9	149.3	133.2	126.2
Operating expenses:
Selling and marketing expenses(2)	31.1	35.2	30.2	26.3	23.5
General and administrative expenses(2)	70.0	55.4	57.1	51.3	56.4
Foreign exchange loss (gains), net	(4.6)	11.2	5.5	(1.9)	(15.1)
Amortization of intangible assets	24.2	23.8	26.4	29.5	31.8

Operating profit	70.5	49.4	30.1	28.0	29.7
Other income, net	(11.9)	(9.5)	(4.8)	—	(1.1)
Finance expense	1.3	2.9	3.6	4.0	11.4

Profit before income taxes	81.0	55.9	31.3	24.0	19.4
Provision for income taxes	22.4	14.3	9.9	11.5	1.5

Profit	$58.6	$41.6	$21.4	$12.5	$17.9

Earnings per share of ordinary share:
Basic	$1.14	$0.82	$0.43	$0.28	$0.40
Diluted	$1.10	$0.79	$0.41	$0.27	$0.40
Basic weighted average ordinary shares outstanding	51,633,516	50,958,864	50,309,140	45,261,411	44,260,713
Diluted weighted average ordinary shares outstanding	53,428,981	52,689,157	51,711,532	46,504,282	45,232,413

	As at March 31,
	2015	2014	2013	2012	2011
	(US dollars in millions)
Consolidated Statement of Financial Position Data:
Assets
Cash and cash equivalents	$32.4	$33.7	$27.9	$46.7	$27.1
Investments	133.5	83.8	46.5	26.4	—
Trade receivables including unbilled revenue, net	95.5	96.7	90.0	102.3	109.4
Other current assets(3)	53.7	39.6	39.5	50.2	44.9

Total current assets	315.1	253.9	203.8	225.6	181.5
Goodwill and intangible assets, net	122.4	152.9	179.2	201.8	250.1
Property and equipment, net	48.2	45.2	48.4	45.4	47.2
Deferred tax assets	21.3	37.1	41.6	43.8	33.7
Investments	—	28.7	43.2	—	—
Other non-current assets(4)	23.3	20.8	18.6	8.4	10.3

Total non-current assets	215.2	284.6	331.1	299.5	341.3

Total assets	530.3	538.4	534.9	525.2	522.7

Liabilities and equity
Current portion of long term debt	12.8	12.6	7.7	26.0	49.4
Trade payables	22.7	29.1	29.3	47.9	44.3
Other current liabilities(5)	92.5	143.2	145.4	114.3	102.7

Total current liabilities	128.0	184.8	182.4	188.2	196.4
Long term debt	—	13.5	33.7	36.7	42.9
Other non-current liabilities(6)	13.2	15.1	18.2	16.6	19.0

Total non-current liabilities	13.2	28.6	51.9	53.3	61.9
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares, issued: 51,950,662; 51,347,538; 50,588,044; 50,078,881; and 44,443,726 shares each as at March 31, 2015; March 31, 2014; March 31, 2013; March 31, 2012; and March 31, 2011, respectively)	8.1	8.0	7.9	7.8	7.0
Share premium	286.8	276.6	269.3	263.5	211.4
Other shareholders’ equity (7)	94.2	40.3	23.4	12.3	46.1

Total shareholders’ equity	389.1	325.0	300.6	283.7	264.4

Total liabilities and equity	$530.3	$538.4	$534.9	$525.2	$522.7

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2015	2014	2013	2012	2011
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$533.9	$502.6	$460.3	$474.1	$616.3
Gross profit as a percentage of revenue	35.8%	34.8%	32.4%	28.1%	20.5%
Operating income as a percentage of revenue	13.2%	9.8%	6.5%	5.9%	4.8%
Non-GAAP Financial Data:
Revenue less repair payments(8)	$503.0	$471.5	$436.1	$395.1	$369.4
Gross profit as a percentage of revenue less repair payments	38.0%	37.1%	34.2%	33.7%	34.2%
Operating income as a percentage of revenue less repair payments	14.0%	10.5%	6.9%	7.1%	8.0%
Operating Data:
Number of employees (at year end)	28,890	27,020	25,520	23,874	21,523

Notes:

(1)	During fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue, respectively, resulting in lower revenue and cost of revenue. The contract re-negotiation process is ongoing and aimed at simplifying our accounting requirements.
(2)	Includes the following share-based compensation amounts:

	For the year ended March 31,
	2015	2014	2013	2012	2011
	(US dollars in millions)
Cost of revenue	$0.8	$1.3	$1.0	$1.0	$0.7
Selling and marketing expenses	$0.8	$0.6	$0.4	$0.4	$0.2
General and administrative expenses	$7.9	$5.0	$3.9	$3.9	$2.3

(3)	Consists of funds held for clients, derivative assets and prepayments and other current assets.
(4)	Consists of non-current portion of derivative assets and other non-current assets.
(5)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, short term line of credit, deferred revenue, current taxes payable and other liabilities.
(6)	Consists of non-current portion of derivatives liabilities, pension and other employee obligations, deferred revenue, deferred tax liabilities and other non-current liabilities.
(7)	Consists of retained earnings and other components of equity.

(8)	Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non-fault” repair cases with respect to one former client (whose contract with us was terminated with effect from April 18, 2012). The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2015	2014	2013	2012	2011
	(US dollars in millions)
Revenue (GAAP)	$533.9	$502.6	$460.3	$474.1	$616.3
Less: Payments to repair centers(a)	30.9	31.1	24.1	79.1	246.9

Revenue less repair payments (non-GAAP)	$503.0	$471.5	$436.1	$395.1	$369.4

Note:

(a)	Consists of payments to repair centers in our auto claims business (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non-fault” repair cases with respect to one former client as discussed below.

We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. For one former client in our “non-fault” repairs business (whose contract with us was terminated with effect from April 18, 2012), we provided only repair management services where we wholly subcontracted the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluated the financial performance of our business with this former client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is, based on revenue less repair payments. Our “non-fault” repairs business where we provide accident management services, accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

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

Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on the sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US, its substantial debt burden and expected shift in monetary policy to increase short term interest rates, the low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the European Union, or EU, Russia, China and Japan, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Greece, Argentina and Russia, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve ends its quantitative easing program. Further, there continue to be signs of economic weakness such as weaker economic growth and low inflation in the EU, Japan and China. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Although the expected shift in US monetary policy to increase short term interest rates is likely to strengthen the US dollar against a number of currencies, particularly against emerging market currencies, fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the pound sterling appreciated against the US dollar by an average of 1.5% and 0.6% in fiscal 2015 and 2014, respectively. On the other hand, in fiscal 2015 and 2014, the Indian rupee depreciated against the US dollar by an average of 1.2% and 11.0%, respectively, the Australian dollar depreciated against the US dollar by an average of 6.1% and 9.6%, respectively, and the South African rand depreciated against the US dollar by an average 9.4% and 17.9%, respectively. The appreciation of the pound sterling and the depreciation of the Indian rupee and the South African rand against the US dollar positively impacted our results of operations in fiscal 2015 and 2014 whereas the depreciation of the Australian dollar negatively impacted our results of operations in fiscal 2015 and 2014.

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

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2015 and 2014, our five largest clients accounted for 33.0% and 36.9% of our revenue and 35.0% and 39.4% of our revenue less repair payments, respectively. In fiscal 2015 and 2014, our three largest clients accounted for 27.4% and 28.9% of our revenue and 29.0% and 30.8% of our revenue less repair payments, respectively. In fiscal 2015, our largest client, Aviva MS, individually accounted for 13.4% and 15.2% of our revenue and revenue less repair payments, respectively, as compared to 14.2% and 16.9% in fiscal 2014, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an online travel agency, or OTA, provided us with a lower volume of business in fiscal 2015. The client entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from our OTA client. Our OTA client accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients. There can be no assurance that we will be able to offset the loss of business from our OTA client to a significant extent or at all.

Further, in early 2012, as a result of concerns that the UK Competition Commission, or UKCC, would ban the payment of referral fees by accident management companies to claims management companies and insurance companies in the provision of credit hire replacement vehicles and third party vehicle repairs, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively.

Our prior contracts with one of our major clients, Aviva International Holdings Limited, or Aviva, provided Aviva Global, which was Aviva’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007 it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

We have, through our acquisition of Aviva Global in July 2008, resumed ownership of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. Revenue from Aviva MS under our current master services agreement with Aviva MS, or the Aviva master services agreement, accounts for a significant portion of our revenue and we expect our dependence on Aviva MS to continue for the foreseeable future. The terms of the Aviva master services agreement include termination at will provisions which permit Aviva MS to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

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

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2015 and 2014, 35.8% and 36.7% of our revenue, respectively, and 31.7% and 32.6% of our revenue less repair payments, respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 18.7% and 19.5% of our revenue, respectively, and 19.8% and 20.8% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US, its substantial debt burden and expected shift in monetary policy to increase short term interest rates, the low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the EU, and Russia, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Greece, Argentina and Russia, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit when the US Federal Reserve ends its quantitative easing program. Further, there continue to be signs of economic weakness such as weaker economic growth and low inflation in the EU. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation, which may contribute to further economic instability in the global financial markets.

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

Further, the uncertainty in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, particularly weaker economic growth and low inflation in the EU and continued uncertainty in the US. In fiscal 2015 and 2014, 52.8% and 52.8% of our revenue, respectively, and 49.9% and 49.6% of our revenue less repair payments, respectively, were derived from clients located in the UK. During the same periods, 25.9% and 27.3% of our revenue, respectively, and 27.5% and 29.1% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the US). Further, during the same periods, 5.4% and 5.3% of our revenue, respectively, and 5.7% and 5.7% of our revenue less repair payments, respectively, were derived from clients in the rest of Europe. Any further weakening of or uncertainty in the European or US economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in these industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services and have an adverse impact on our profitability. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During fiscal 2015, 2014 and 2013, the attrition rate for our employees who have completed six months of employment with us was 34%, 33% and 35%, respectively. We cannot assure you that our attrition rate will not continue to increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar and the South African rand could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, the US dollars or Australian dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and to a lesser extent, in South African rand. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee or the South African rand appreciates against the US dollar or the pound sterling or Australian dollar depreciates against the US dollar. The exchange rates between each of the Indian rupee, pound sterling, Australian dollar and South African rand and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately 61.12 per $1.00 in fiscal 2015, which represented a depreciation of the Indian rupee by an average of 1.2% as compared with the average exchange rate of approximately 60.38 per $1.00 in fiscal 2014, which in turn represented a depreciation of the Indian rupee by an average of 11.0% as compared with the average exchange rate of approximately  54.38 per $1.00 in fiscal 2013.

The average pound sterling to US dollar exchange rate was approximately £0.62 per $1.00 in fiscal 2015, which represented an appreciation of the pound sterling by an average of 1.5% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2014, which in turn represented an appreciation of the pound sterling by an average of 0.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2013.

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

Since we were founded in April 1996, and especially since Warburg Pincus acquired a controlling stake in our company in May 2002, we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 28,890 as at March 31, 2015 from 21,958 as at March 31, 2010. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2013, we opened new facilities in Poland and Vishakhapatnam, or Vizag. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. We now have delivery centers across 10 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. Further, in February 2011, we received in-principle approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirappalli Navalpattu, special economic zone, or SEZ, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited, or ELCOT for setting up delivery centers in the future. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Latin America.

We have also completed numerous acquisitions. For example, in June 2012, we acquired Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012, which increased to 2,330 people as at March 31, 2015.

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

In June 2012, we acquired Fusion, a leading BPM provider with two delivery centers in South Africa. In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In October 2014, we moved our operations from one site in Gurgaon to another and opened another delivery center in South Africa. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional offshore delivery centers in Africa, the Asia Pacific and Latin America, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

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

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2015 and 2014, it is possible that, in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

We have applied for a license in the UK to provide legal services to clients as part of our auto claims service offerings and any failure to obtain this license in a timely manner, or at all, may have a material and adverse effect on our auto claims business.

There is an established and continuing trend for our clients in the UK to bundle some of the services ordinarily provided by our auto claims business with legal services. We have made an application to the UK Solicitors Regulatory Authority for a license to provide such legal services to our clients. We expect a decision on this application during fiscal 2016. If we are unable to obtain this license in a timely manner, or at all, our ability to win future business from clients who seek to bundle these services together may be materially and adversely affected, which would in turn have a material and adverse effect on our auto claims business.

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

Such concerns have led to proposed measures in the US that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the state level in the US, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Such legislation could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other EU jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

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

Further, following our acquisitions of Aviva Global, Business Applications Associates Limited, or BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK and the US now represent a larger proportion of our total wage costs. Wage increases in the UK and the US may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

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

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2016 (including work orders/statement of works that will expire on or before March 31, 2016) represented approximately 22% of our revenue and 20% of our revenue less repair payments from our clients in fiscal 2015. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.

For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively.

In addition, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an OTA client provided us with a lower volume of business in fiscal 2015. The client entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from our OTA client. Our OTA client accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients. There can be no assurance that we will be able to offset the loss of business from our OTA client to a significant extent or at all. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

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

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects. Although we use our internally developed methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing transaction-based pricing, fixed-price and outcome-based pricing projects, if we fail to estimate accurately the resources required for a project, future wage inflation rates or currency exchange rates, or if we fail to meet defined performance goals or objectives, our profitability may suffer.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2015 and 2014, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. During fiscal 2015, we incurred costs to move our operations from one site in Gurgaon to another. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

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

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

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

Changes in technology could lead to changes in our clients’ businesses as well as their requirements for business process services, which may adversely impact our business and results of operations.

Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing business process management companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as robotic process automation and voice recognition, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on business process management companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.

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

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in November 2011, we acquired the shareholding of Advanced Contact Solutions, Inc., or ACS, our former joint venture partner in WNS Philippines Inc. and increased our share ownership from 65% to 100%. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. In June 2012, we acquired Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012 which increased to 2,330 people as at March 31, 2015. We cannot assure you that we will be able to successfully integrate Fusion’s business operations with ours, or that we will be able to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share or achieve accretive benefits from our acquisition of Fusion.

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

As at March 31, 2015, we had goodwill and intangible assets of approximately $79.1 million and $43.3 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Flovate Technologies Limited, or Flovate, Fusion, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance), and WNS Global Services Private Limited, or WNS Global. Of the $43.3 million of intangible assets as at March 31, 2015, $34.0 million pertain to our purchase of Aviva Global. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded a significant impairment charge to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $34.0 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2015, 2014 and 2013 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

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

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Although we have implemented business continuity planning and infrastructure resiliency measures which are designed to minimize the impact of natural disasters on our business, such measures may be rendered less effective in certain circumstances. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

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

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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

In fiscal 2015, 2014 and 2013, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $3.0 million, $1.7 million and $0.8 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2015, 2014 and 2013, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

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

For example, in the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India, or STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 33.99%. For further details on our tax benefits, see “Item 4B.—Business Overview—Regulations”.

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

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is currently expected to be effective April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2014, stipulated that any income arising from unlisted securities and units (other than equity oriented funds) after July 10, 2014 would only be considered as a long term capital gain if held for more than 36 months as compared to the current period of 12 months. Income from a long term capital asset is currently taxed at 10% as compared to 33.99% for income from short term capital assets. We have invested in a number of debt oriented fixed maturity plans, or FMPs, that were categorized as long term capital assets under the previous rules but are now categorized as short term capital assets under the current rules. As a result, our investment in such FMPs resulted in an increase in income tax payable by $1.7 million in fiscal 2015, which reduced our net profit by the same amount for that fiscal year.

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

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2012 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 3,046.6 million ($48.6 million based on the exchange rate on March 31, 2015) in additional taxes, including interest of 1,078.9 million ($17.2 million based on the exchange rate on March 31, 2015).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited, or WNS BCS, each of which is our Indian subsidiary, as the case may be, and our other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2015 we have provided a tax reserve of 906.8 million ($14.5 million based on the exchange rate on March 31, 2015) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5 – Operating and Financial Review and Prospects —Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,482.2 million ($39.6 million based on the exchange rate on March 31, 2015) in additional taxes, including interest of 770.5 million ($12.3 million based on the exchange rate on March 31, 2015). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2015, corporate tax returns for fiscal years 2012 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.6 million based on the exchange rate on March 31, 2015) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operation.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2015, we had 51,950,662 ordinary shares outstanding, including 51,770,634 shares represented by 51,770,634 ADSs. In addition, as at March 31, 2015, a total of 3,160,306 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Third Amended and Restated 2006 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

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

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

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

Our share repurchase program could affect the price of our ADSs.

Our Board of Directors and shareholders have authorized the repurchase of up to 1.1 million of our ADSs, each representing one ordinary share, at a price range of $10 to $30 per ADS from time to time for 12 months from April 1, 2015. Any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase their volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate our Company to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission, or JFSC, in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 15 Exchange Place, 3 rd Floor, Suite 310, Jersey City, New Jersey 07302, US.

We began operations as an in-house unit of British Airways in 1996 and became a business process outsourcing service provider for third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team.

In July 2006, we completed our initial public offering, whereupon our ADSs became listed on the New York Stock Exchange, or the NYSE, under the symbol “WNS”. In February 2012, in connection with our follow-on offering, we issued new ordinary shares in the form of ADSs, at a price of $9.25 per ADS, aggregating approximately $50.0 million and at the same time, Warburg Pincus divested 6,847,500 ordinary shares in the form of ADSs. In February 2013, Warburg Pincus sold its remaining 14,519,144 ordinary shares in the form of ADSs, thereby divesting its entire stake in our company.

From 2004 to July 2007, we provided business process outsourcing services to Aviva, a major client, pursuant to build-operate-transfer contracts from facilities in Colombo, Sri Lanka and Pune, India. The contracts at that time granted Aviva Global the option to require us to transfer our facilities in Sri Lanka and Pune to Aviva Global, which was the business process offshoring subsidiary of Aviva at that time. In 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global and the transfer was effective in July 2007. In July 2008, we acquired Aviva Global from Aviva and resumed ownership of the Sri Lanka facility. In connection with our acquisition of Aviva Global, we also entered into a master services agreement with Aviva MS in 2008, or the 2008 Aviva master services agreement, which we recently replaced with the Aviva master services agreement, pursuant to which we provide BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.

We have made a number of acquisitions since fiscal 2003, including our acquisition of Town & Country Assistance Limited, a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing. We subsequently rebranded the company as WNS Assistance, which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners Inc. (which we merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In March 2008, we entered into a joint venture with ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. and in November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited, or AHA (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired BizAps, a provider of Systems Applications and Products, or SAP®, solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In June 2012, we acquired Fusion, a provider of a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. Following our acquisition of Fusion, we have renamed it as WNS Global Services SA (Pty) Ltd.

In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited, or Noida, NTrance Customer Services Private Limited, WNS Customer Solutions (Private) Limited, or WNS Customer Solutions, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. In another restructuring exercise, three of our subsidiaries, First Offshoring Technologies Private Limited, Hi-Tech Offshoring Services Private Limited and Servicesource Offshore Technologies Private Limited, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. In fiscal 2011 and 2012, we restructured and rationalized our UK and US group companies, wherein three of our UK-based non-operating subsidiaries, Chang Limited, Town & Country Assistance Limited and BizAps, were voluntarily dissolved. In the US, two of our subsidiaries, WNS Customer Solutions North America Inc. and Business Application Associates Inc. were merged with and into WNS North America Inc. In fiscal 2012, we also incorporated a new subsidiary in the US, WNS Global Services Inc., established a new branch of WNS (Mauritius) Limited in the Dubai Airport Free Zone, United Arab Emirates, WNS Mauritius Limited ME (Branch), and de-registered our existing subsidiary WNS Global FZE in the Ras-Al-Khaimah Free Trade Zone, United Arab Emirates or UAE. In fiscal 2013, as part of our restructuring activities, WNS Philippines Inc. was merged into WNS Global Services Philippines, Inc. and ownership of our Costa Rican subsidiary, WNS BPO Services Costa Rica, S.R.L. (formerly known as WNS BPO Services Costa Rica, S.A.), was transferred and is now a subsidiary of WNS North America Inc. In May 2012, WNS Global Services (UK) Limited, or WNS UK, established a branch in Poland, WNS Global Services (UK) Limited (Spółka Z Ograniczoną Odpowiedzialnością) Oddział W Polsce, Gdańsk. In March 2013, we also established a new branch of Business Applications Associates Beijing Ltd. in Guangzhou, China named Business Applications Associates Beijing Limited Guangzhou Branch. In January 2014, we incorporated a new subsidiary of WNS (Mauritius) Limited in China, WNS Global Services (Dalian) Co. Ltd. In March 2014, we incorporated WNS Legal Assistance LLP in the UK under the Limited Liability Partnership Act, 2000. In November 2014, we established a new branch of WNS Global Services Private Limited in Singapore, WNS Global Services Private Limited (Singapore Branch). Our organizational structure now comprises 23 entities in 16 countries, and four branches in Poland, UAE, China and Singapore. Of these 23 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under formerly Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), India formed for the purpose of promoting corporate social responsibilities and not considered for the purpose of preparing our consolidated financial statements.

We are headquartered in Mumbai, India, and we have client service offices in Dubai (United Arab Emirates), Jersey City, (the US), Sydney, (Australia), London (the UK), and Singapore and delivery centers in San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik, Pune and Vizag (India), Manila (the Philippines), Gydnia (Poland), Bucharest (Romania), Cape Town and Johannesburg (South Africa), Colombo (Sri Lanka), Ipswich, Manchester and Mansfield (the UK), and Columbia, South Carolina (the US) and Guangzhou (China).

Our capital expenditures in fiscal 2015, 2014 and 2013 amounted to $22.9 million, $19.6 million and $21.2 million, respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2016 to be between $21.0 million to $25.0 million, a significant amount of which we expect to spend on infrastructure build-out, technology-enablement and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2015, we had commitments for capital expenditures of $3.1 million relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $2.3 million in India, approximately $0.2 million in the UK, approximately $0.2 million in Europe (excluding the UK), approximately $0.1 million in South Africa and approximately $0.3 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services. We reengineer, transform and manage business processes to help make our clients more efficient and competitive through a blended onshore, nearshore and offshore delivery model. We transfer the business processes of our clients to our delivery centers and manage the business processes of our clients from these delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our clients’ business processes and to offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals we currently focus on are insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods, or CPG, media and entertainment and telecommunication or telecom; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics; as well as the public sector.

Our portfolio of services includes industry-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including contact center, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

We monitor our execution of our clients’ business processes against multiple performance parameters, and we aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We aim to build long-term client relationships, and we typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2015, 83 and 75 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively. In fiscal 2014, 76 and 70 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively.

As of March 31, 2015, we had 28,890 employees executing approximately 700 business processes for our 292 clients.

In fiscal 2015, our revenue was $533.9 million, our revenue less repair payments was $503.0 million and our profit was $58.6 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments and a reconciliation of our revenue less repair payments to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

Companies are outsourcing a growing proportion of their business processes in order to reduce costs, increase process quality, increase flexibility, and improve business outcomes. Companies have shifted their BPM requirements from simpler processes such as contact center related activities to a wider range of more complex business processes, including finance and accounting, research and analytics and industry-specific solutions. Companies are also asking their BPM providers to deliver higher-value services, such as process re-engineering and transformation services, which increase competitive advantage and have an impact on revenues as well as profits. In order to provide complex services and transformational capabilities, providers must increasingly leverage technology platform solutions, analytics and industry-specific knowledge to deliver improved business processes and business outcomes. These companies are also asking for more flexible business models that align the interests of the provider with those of the company. Transaction and outcome-based engagements are two examples of such models. Many companies are outsourcing to offshore locations such as China, India and the Philippines to access a large, high quality and cost-effective workforce. They are also outsourcing to nearshore and onshore locations across the globe to mitigate risks and to take advantage of language capabilities and cultural alignment. We are a leading global provider in the BPM industry and believe that we are well-positioned to benefit from these outsourcing trends with our blend of onshore, nearshore and offshore delivery capabilities.

The global business process management industry is a large and growing industry. According to the Gartner Report, the worldwide BPO market is estimated to have grown to $150.393 billion in 2014. Gartner has estimated that the revenue for the worldwide BPO market will grow from $150.393 billion in 2014 to $194.193 billion in 2019 at a compounded annual growth rate of 5.25% (compounded annual growth rate calculated by WNS Global).

The following chart sets forth the estimated growth in revenue generated from worldwide BPO services:

Chart created by WNS Global based on Gartner research.

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2013-2019, 1Q15 Update. Dated: 16 March 2015.

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

Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading global provider of BPM services:

Well positioned for the evolving BPM market

The BPM industry, which started with the first wave of outsourced processes, such as contact center customer service activities, has now expanded to include higher-value services that involve process re-engineering, management of mission-critical operations and business transformation. We believe that as companies have become more experienced with outsourcing, they generally look to outsource an increasing number of processes and to outsource increasingly complex and more industry-specific processes. We believe that our industry-specific expertise, comprehensive portfolio of complex services, transformation capabilities, technology-enabled solutions and customer-centric approach position us at the forefront of the evolving BPM market. In addition, as companies increasingly look to diverse global delivery locations for their BPM services to mitigate risk and leverage language capabilities and cultural alignment, we believe we are well positioned to benefit from this trend with our blend of onshore, nearshore and offshore delivery capabilities.

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

We have received numerous recognitions for our industry leadership. Our 2015 and 2014 awards and recognitions are set forth below:

General:

•	Skoch Order-of-Merit at the 38th Skoch Summit recognizing WNS’ best practices in the fields of governance, finance, banking, technology, corporate citizenship, economics and inclusive growth

•	Asia Pacific Entrepreneurship Award under the Outstanding Category for sustainable leadership and continuous innovation presented to our Group CEO, Keshav R. Murugesh

Insurance:

•	Everest Group’s 2014 Insurance BPO PEAK Matrix – Positioned as a ‘Leader’

•	NelsonHall NEAT Assessment for Property and Casualty BPO in overall category in the Automotive Sector – Ranked as a ‘Leader’

•	NelsonHall NEAT Rankings for Property and Casualty Insurance BPO in the Automotive Sector – Ranked as a ‘Leader’ in Claims Focus, E2E Auto BPO, Reducing Customer Churn and Upping the Underwriter

Finance and Accounting:

•	Gartner 2014 Magic Quadrant for Finance and Accounting BPO – Positioned in the “Leaders” Quadrant

•	HfS Research – Recognized as a ‘High Performer’ in Progressive Finance and Accounting BPO Services in 2015

•	Everest Group’s 2014 Finance and Accounting Outsourcing – Service Provider Landscape with PEAK MatrixTM Assessment – Positioned as a ‘Major Contender’

•	Everest Group’s 2014 Record-to-Report BPO – Service Provider Landscape with PEAK MatrixTM Assessment – Positioned as a ‘Major Contender’

•	Everest Group’s 2014 Order-to-Cash BPO – Service Provider Landscape with PEAK MatrixTM Assessment – Positioned as a ‘Major Contender’

Banking and Financial Services:

•	NelsonHall NEAT Rankings 2015 for overall Mortgage and Loan – Ranked as a ‘Leader’

•	NelsonHall NEAT Rankings 2015 for Mortgage and Loan Servicing BPO – Ranked as a ‘Leader’ in Mortgage Loan Secondary Market Services, Mortgage Loan Origination, Mortgage Loan Default Management and Mortgage Loan Servicing BPO

•	Everest Group’s PEAK MatrixTM Assessment 2014 for Banking – Service Provider Landscape – Positioned as a ‘Major Contender’

•	Everest Group’s PEAK MatrixTM Assessment 2015 for Capital Markets – Service Provider Landscape – Positioned as a ‘Major Contender’

Customer Care:

•	Everest Group’s Contact Center Outsourcing for the Banking, Financial Services and Insurances Industry – Service Provider Landscape with PEAK MatrixTM Assessment 2014 – Positioned as a ‘Major Contender’

•	Everest Group’s Contact Center Outsourcing Market for the Healthcare Industry – Service Provider Landscape with PEAK MatrixTM Assessment 2014 – Positioned as a ‘Major Contender’

Procurement and Supply Chain:

•	Everest Group’s Procurement Outsourcing Service Provider Landscape for Europe with PEAK MatrixTM Assessment 2015 – Positioned as a ‘Major Contender’

Analytics:

•	Everest Group’s Analytics Business Process Services – Service Provider Landscape with PEAK MatrixTM Assessment 2015 – Positioned as a ‘Major Contender’

HRO:

•	People Matters Talent Acquisition Leadership League Award 2014 – Best in Recruitment Re-engineering in recognition of WNS’ talent acquisition best practices

Technology:

•	International Business Awards 2014 (8th Annual Stevie Awards) – Gold for Best New Product or Service of the Year- Software – Web Services Solution for ProGenieSM

•	International Business Awards 2014 (8th Annual Stevie Awards) – Bronze for Best New Product or Service of the Year- Software – Big Data Solution for WNS Analytics Decision Engine (WADE)SM

•	Data Security Council of India Excellence Award for ‘Security in BPM – Large’

•	Winner at the National Case Study Competition – Service Track in Operational Excellence in Insurance in IndiZEN 2015, organized by Kaizen Institute India

Quality:

•	National Institute for Quality and Reliability Lean Six-Sigma Case Study Presentation –Platinum Award - Insurance sector for Improved Fraud Conversion rate and Silver Award – Travel sector for Improved Transactional Quality

Learning and Development:

•	The American Society for Training & Development’s ‘BEST Learning and Development Award’ – Domain University

•	Shared Services & Outsourcing Network’s Excellence Award 2014 – Winner in Talent Management & Leadership Development Category

•	Shared Services & Outsourcing Network’s Excellence Award 2014 – Runner-up Award in Culture Creation Category

Corporate Social Responsibility:

•	The Golden Peacock Global Award for Corporate Social Responsibility, 2015

•	The Chief Marketing Officer Asia Outsourcing Excellence Award for ‘Corporate Social Responsibility’ and ‘Excellence in Culture Creation’

•	International Business Awards 2014 (8th Annual Stevie Awards) – Bronze – Corporate Social Responsibility Program of the Year (Asia, Australia and New Zealand) for the WNS Cares Foundation

Comprehensive portfolio of complex services, higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to evolve away from reliance on services that are less integral to our clients’ operations, such as commoditized voice services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer higher-value services such as finance and accounting services, research and analytics services, transformation services and technology-enabled solutions, which are designed to help our clients to improve operating efficiency and leverage large amounts of information to help make their businesses more competitive. We also provide industry-specific solutions which cut across these traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements and provide business insights specific to their industry.

We have also developed and continue to develop technology-enabled, or “automated”, solutions that utilize our proprietary software and licensed software in conjunction with our core business process management services. These integrated, technology-enabled solutions allow us to offer higher value, differentiated services which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software platforms and expertise with our service capabilities to deliver business solutions to the marketplace. We believe these technology-enabled ‘automated’ solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

For example, we offer various technology-enabled platforms as part of our broad suite of transformation services that also includes Consulting and Program Management Services, Process and Quality Services and Technology Services. For a large North American airline, we utilized our VerifareSM platform to streamline the airline’s revenue recovery process and ensure compliance with industry rules and regulations as well as the airline’s own internal policies and procedures, which enabled the airline to increase the amount of revenue recovered by auditing fares, taxes and commission reported or claimed by travel agents.

Proven global delivery platform

We deliver our services from 37 delivery centers around the world, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. Our ability to offer services delivered from onshore, nearshore and offshore locations, benefits our clients by providing them with high-quality services from scalable, efficient and cost-effective locations based on their requirements and process needs. It also provides our clients with the benefits of language capabilities, cultural alignment and risk mitigation in their outsourcing programs.

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

We have sought to enhance our value proposition to our clients by providing them with more flexible pricing models that align our objectives with those of our clients. In addition to traditional headcount-based pricing, we provide alternative pricing models such as transaction-based pricing and outcome-based pricing. These models enable our clients to pay only for actual work performed or tangible benefit received.

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

Experience in transferring processes offshore and running them efficiently

Many of the business processes that our clients outsource to us are critical and core to their operations, requiring substantial program management expertise. Our methodical program management methodology is designed to ensure smooth transfer of business processes from our clients’ facilities to our delivery centers. Our experienced program management team has transferred approximately 700 business processes for our clients globally. The toolkit used to effect such transfer of business processes is continuously upgraded with our learnings and experiences from various transitions.

We focus on delivering our client processes effectively on an ongoing basis. We have a robust quality management system and we have maintained continual compliance with International Standard Organization, or ISO, 9001:2008 and ISO 27001 standards. We apply Lean Six Sigma methodologies, which are methodologies that combine Six Sigma, a methodology designed to improve consistency across processes, and Lean, which is an engineering methodology to further improve our process delivery. We invest in training and development to equip our employees with Lean Six Sigma knowledge and skills, and encourage them to identify key opportunity areas within different processes and drive operational excellence.

We also continually seek feedback from our customers at regular intervals. We carry out annual surveys of our customers through which suggestions are invited for improvements along with ratings on specific parameters. Such ratings provide unfiltered customer feedback that helps us assess our performance and maintain focus on our clients’ key expectations.

Extensive investment in human capital development

We have established the WNS Learning Academy, which provides ongoing training to our employees for the purpose of continuously improving their leadership and professional skills. This includes the provision of extensive training infrastructure, such as training rooms, mobile application-based learning systems and in-house learning programs, which help impart key professional skills and industry-specific knowledge to our employees. We seek to promote our team leaders and operations managers from within, thereby offering internal advancement opportunities and clear long-term career paths.

As part of their development, we have launched programs for our front line managers and top employees to help them improve their performance in their current roles and to develop new skill sets to enable them to take on new roles. These programs include our business intervention programs “Beyond Horizon”, “Inspire”, “TransforME”, “Empower” and “Evolve” which are all programs that are designed to identify promising employees at various levels of the organization and to provide them with the skills to grow and eventually step into senior leadership roles.

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

Business Strategy

Our objective is to strengthen our position as a leading global business process management provider. To achieve this, we will seek to increase our client base, expand our existing relationships, further develop our industry expertise, enhance our value proposition to our clients, develop new business services, leverage analytics to create actionable insights, enhance our brand, develop technology-enabled services and solutions, expand our global delivery platform and make selective acquisitions.

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

Increase business from existing clients and add business from new clients

We have organized our company into vertical business units to focus on each of the industries that we target and to more effectively manage our clients’ business processes and to offer customized solutions designed to solve their business challenges. Our sales force of 69 members as at March 31, 2015, provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (farmers) and another focused on seeking new clients (hunters).

We seek to expand our relationships with existing clients by identifying additional processes that can be transferred to our global delivery centers, cross-selling new services, adding technology-based offerings, utilizing analytics to create actionable insights, and expanding into other lines of business and geographies within each client. Our account managers and client partners have industry-specific knowledge and expertise and are responsible for maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new outsourcing opportunities. As a result of this strategy, we have built a strong track record of extending the scope of our client relationships over time.

For new clients, we seek to provide value-added solutions by leveraging our deep industry knowledge, process expertise, technology-enablement, analytics capabilities and transformation solutions. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities as they arise.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process management practices in various industries and business sectors. We intend to leverage our knowledge of the insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; and banking and financial services industries, with additional focus on the consulting and professional services; utilities; healthcare; shipping and logistics industries, as well as the public sector, to penetrate additional client opportunities within these industries. To complement our industry-focused approach, we continue to invest in talent, analytics and technology platforms with the goal of expanding our business and acquiring industry specific expertise to improve our service offerings across industries.

Provide higher value added services

We enhance our value proposition to our clients by leveraging our industry-specific expertise; our portfolio of higher-value services such as our finance and accounting services, research and analytics services, transformation services and technology-enabled solutions; and our flexible pricing models. We expect that as the BPM market matures, the demand for industry-specific services that enable deeper penetration and for outcome based pricing models that are aligned to clients’ higher expectations of providers to increase. Accordingly, we have made significant investments in both of these areas which we expect to continue to give us a competitive advantage. We intend to broaden the scope of our higher-value service offerings to capture new market opportunities. By delivering a wider portfolio of higher-value services to our clients and migrating them towards transaction or outcome-based pricing models, we aim to increase the value of our solutions to our clients and enhance the strength, size and profitability of these relationships.

In January 2012, we established our Capability Creation Group, which is responsible for facilitating the creation of new industry leading solution offerings, transformation methodologies and frameworks, and process reengineering offerings. These solution offerings include automation of manual processes, solving operational challenges and enhancing productivity and efficiencies for client organizations. We intend to continue to expand on capability creation to drive process excellence, technology development, and new solutions and capabilities to address client needs.

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

Expand our delivery capabilities

We currently have 37 delivery centers located in ten countries around the world. In fiscal 2015, we expanded our delivery capacity by 813 seats or approximately 3.5% of our capacity at the end of fiscal 2014. We intend to expand our global delivery capability through additional delivery centers in onshore, nearshore and offshore locations as well through collaborations with other providers. This approach will allow us to offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

Our acquisition strategy is focused on adding new service offerings, technology-enabled automation tools and capabilities, and deeper industry expertise, as well as expanding our geographic delivery platform. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. Our intention is to continue to pursue targeted acquisitions in the future and to rely on our integration capabilities to expand the growth of our business.

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

The key insurance industry sectors we serve include:

•	Life, annuity and property and casualty insurers;

•	Insurance brokers and loss assessors, property and casualty insurance providers, re-insurance brokers and motor insurance companies;

•	Self-insured auto fleet owners;

•	Commercial and retail banks;

•	Mortgage banks and loan servicers;

•	Asset managers and financial advisory service providers; and

•	Healthcare payers, providers and device manufacturers.

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

As at March 31, 2015, we had 6,401 employees working in this business unit. In fiscal 2015 and 2014, this business unit accounted for 35.7% and 36.7% of our revenue and 31.8% and 32.5% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Insurance – Service Offerings
Agency Services	Policy Administration	Investment Management	New Business Support
Licensing and contracting, correspondence, renewals, terminations, commissions, special compensation, abandoned properties, accounting	Underwriting and underwriting support, policy issue, policy benefits, policy reinstatement and quotes, policy changes, inbound customer service, endorsements, renewals, pre-renewals/ expiry premium, lapses, indexing and logging, specialist line, mid-term changes, motor insurance database updates	Trade compliance, performance measurement, credit research, data management, real estate	Sales, conversion, quote acceptance, cross-selling and up-selling, customer enquiries, exposure assessment, new business data entry, rules-based underwriting, policy issuance

Premium Administration	UK Motor Accident Management Provision	Claims	Actuarial Services
Fund applications, refunds, billing, premium mode changes, bank information changes, account reconciliation	First notification of loss, repair management and engineering, liability handling, third-party capture, subrogation, non-fault claims management, claims handling process technology	Claim set-up, examination, review, settlement, correspondence, tax compliance, first notification of loss, policyholders and broker claim inquiries, claim notification processing adjustment, endorsements and renewals, claim assessment, negotiation and litigation, recovery check processing, third-party claims, subrogation, supplier payments, claims progression, bodily injury claims, delegated authority payments, claims bill payment, claims adjudication, manual claims intervention, transfers and withdrawals, loss adjusting transcription

Life actuarial services: financial reporting and measurement, actuarial systems support and actuarial technical support

Property and casualty services: product development, underwriting and pricing; claims reserving; and marketing and claims analytics

Solvency II services

Proprietary Platform:

Proprietary platform designed to transform business processes ClaimProTM — End-to-End Claims Management software.

Case Study

Our client, a leading insurance provider across life and pension, general and health insurance verticals, wanted a solution to the inefficiencies in its existing operations on account of fragmented processes spread across multiple locations, lack of standardized documentation, the use of manual and paper-based processes, and multiple legacy systems.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Transition of operations to a center of excellence, or CoE: Our team consolidated processes and transferred, in a phased manner, parts of the client’s general insurance, life and pensions, and healthcare operations, and half of the functions of the finance office from the client’s UK and Ireland operations to CoE centers that we had established in India and Sri Lanka.

•	Streamlining of management structure: Our team standardized and optimized the client’s processes, cross-utilized staff and shared best practices across different lines of business, and implemented uniform benchmarking techniques for use across the organization.

•	Re-engineering of processes: Our team leveraged technology-enabled solutions to re-engineer processes.

We have helped our client strengthen and improve its operational efficiencies and data management and reporting function. Specific benefits delivered to the client included:

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

As at March 31, 2015, we had 6,453 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2015 and 2014, this business unit accounted for 18.7% and 19.5% of our revenue and 19.8% and 20.8% of our revenue less repair payments, respectively.

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

VerifareSM– Automated web-based fare audit solution

JADESM– Passenger revenue accounting platform for airlines

SmartProSM – Proration engine driven by advanced analytics designed to help airlines make better revenue management decisions

Booking information data tapes, or BIDT, audit and analytics: Designed to help airlines understand their indirect distribution pattern and identify opportunities to reduce the cost of sale. Our BIDT audit service uses an in-house proprietary tool Q-Bay: Automated passenger name record queue solution is a single platform that manages queues from multiple global distribution systems

RePAX: Flight disruption management tool, which is designed to minimize direct and indirect losses and improve passenger experience

Passenger / cargo revenue accounting and auditing services, corporate finance and accounting, transactional accounting, human resource management, fraud prevention and control, analytics and management information systems, or MIS

Case Study

Our client, a leading European airline, decided to deliver passenger revenue accounting, or PRA, processes for both the airline itself and the carriers for whom it was providing hosted revenue accounting services.

Our engagement with the airline began with a transfer of the PRA processes into one of our CoEs for revenue accounting in India. Several of the initiatives we undertook to improve efficiency and reduce costs of the revenue accounting process included:

•	Ensuring a robust and seamless transition: By leveraging our proprietary, transition methodology, EnABLE, we effected the seamless transition of PRA processes. It was a complex transition given that the airline’s PRA operations encompassed approximately 90 legacy applications which were operated on two different revenue accounting systems, one used for the airline’s PRA operations and the other used for the carriers for whom the airline provided hosted PRA services.

•	Enriching the knowledge repository tool: We enriched the knowledge repository tool by developing exhaustive documentation on the system’s processes, best practices and tools, and made them easily accessible to the team.

•	Consolidating and re-engineering processes: We re-engineered and restructured the fare audit process to deliver enhanced revenue recovery and revenue protection to the airline. The processes were consolidated across geographies including Europe, the Middle East and the US into our CoE.

We have helped our client improve its efficiencies, by reducing costs and improving the productivity of its PRA operations. Specific benefits delivered to the client included:

•	Identifying recoveries of revenue;

•	Improving accuracy in interline sampling, resulting in significant revenue protection;

•	Delivering improvement in turnaround time and managing a significant number of “exception” transactions, which refers to transactions that cannot be processed electronically due to non-automated ticketing by certain airlines, for which the client’s PRA process is insufficient; and

•	Reducing the cost of revenue accounting operations.

Diversified Businesses including Manufacturing, Retail, Consumer Products, Media and Entertainment, and Telecom

We deliver comprehensive BPM services for diversified businesses including manufacturing, retail, consumer products, media and entertainment, and telecom.

As at March 31, 2015, we had 4,150 employees in this business unit. In fiscal 2015 and 2014, this business unit accounted for 14.0% and 14.4% of our revenue and 14.9% and 15.3% of our revenue less repair payments, respectively.

Manufacturing: Our manufacturing team has experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors we serve include:

•	Electronics manufacturers;

•	Metal and mining companies;

•	Medical equipment manufacturers;

•	Surgical equipment and vision care product manufacturers;

•	Building and construction product manufacturers; and

•	Automobile manufacturers.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Manufacturing—Service Offerings
Supply Chain Planning and Forecasting	Fulfillment and Logistics	Sales, Marketing and Customer Services	Sourcing and Procurement	Shared Services	Warranty and Returns Management
Sales and operations planning, demand forecasting, supply planning, inventory management, inventory analytics	Order entry and processing, order tracking, billing / invoicing, transport management, logistics optimization	Global market opportunities, brand building, go to market strategy, customer services, telemarketing, order management, acquisition analysis, retention analysis	Strategic sourcing, category management, contract management, spending analytics, transactional procurement	Finance and accounting services, billing queries, marketing analytics support, billing support, debt collection, human resource services, customer care services	Warranty customer operations, warranty claims management, parts / repair management, warranty financial management, returns management, customer helpdesk

Retail and Consumer Products: Our retail and CPG team offers services that leverage on our proprietary tools and methodologies that are designed to help our clients improve customer service, optimize marketing expenditures, reduce operational costs and streamline processes through efficiency, quality and productivity improvements.

The key retail and CPG companies we serve include:

•	Beverage companies;

•	Fast food chains and restaurants;

•	Office products retailers;

•	Cosmetics and healthcare companies;

•	Discount stores;

•	Specialty retailers; and

•	Departmental stores.

To support our services, we use our proprietary research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various outside sources and use the information to take informed decisions.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Retail and Consumer Packaged Goods—Service Offerings
Strategy Solutions	Customer Service Solutions	Supply Chain Solutions	Revenue Management Solutions	Global Back-office Solution
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, power brand strategy, marketing spending optimization	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Retailer-supplier collaboration for demand-driven supply chain and retail execution management, supply intelligence, supplier performance and risk monitoring, contract management. supply chain orchestration – global trade shared services, trading partner helpdesks, logistics	Planning and execution of transaction and interaction-based campaign strategies, loyalty management, credit control and collections	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources, or HR, IT, indirect procurement; end-to-end low cost shared services for transaction processes and virtual centers of excellence, or CoEs. for specialized services (tax, internal audit, IT architecture)

Media and Entertainment: Our media and entertainment team offers services that leverage our proprietary tools and methodologies that are designed to help our clients create new revenue streams, capitalize on emerging digital opportunities, harness new-age consumers to their advantage and boost margins.

The key media and entertainment sectors we serve include:

•	Music;

•	Publishing;

•	Television;

•	Radio;

•	Filmed entertainment;

•	Gaming and animation;

•	Sports entertainment; and

•	Internet and outdoor advertising firms.

Our vertical approach to delivering outcomes, large team of domain experts and award-winning proprietary research and analytics solution platform, WADESM, are at the core of the solutions we design for our clients in the media and entertainment space.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Media and Entertainment—Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions	Customer Service Solutions	Global Back-office Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization

Digital operations solutions to help companies successfully expand into the digital business.

Royalty management solutions to help clients manage rights and royalties in the new media as well as the traditional media

		Seamless integration of traditional and digital product sales, marketing and distribution to enable client to roll out timely innovative pricing / packaging strategies	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Simplified, shared global self-sufficient organization model with local business partners for finance and accounting, human resources, information technology and indirect procurement; end-to-end low cost shared services for transaction processes and virtual Center of Excellence (CoE) for specialized services (tax, internal audit, IT architecture)

Telecom: Our experience in consolidating and centralizing the functions of our telecommunications clients with built-in variable capacity to meet business requirements helps us deliver business value. We offer analytics, optimization, domain and process expertise.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Telecommunications—Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and Customer Relationship Management (CRM)	Sales and Contracts Administration
Order entry, order fulfillment, contract management, lead generation, outbound sales, sales analytics, cross-selling and up-selling analytics	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, multi-vendor tracking, order tracking, proactive order management, test delivery conformance, billing, data management (forms, administration)	Inbound contact center, logging and monitoring service requests, directory publishing, churn analysis and support, usage analytics, CRM analytics, collection analytics, traffic routing planning, web correspondence, network utilization reporting and analytics	Inside sales, pricing and contract preparation, sales order taking, ordering support, inbound contact center

Proprietary Platform:

Proprietary platform-based service offering: research and analytics solution platform WADESM.

Case Study

Our client, a leading electronics, media and entertainment conglomerate with global operations in a number of geographies, engaged us to find solutions to its challenges such as fragmented processes spread across multiple locations and non-standardized and manual processes with extremely high operational costs.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Establishment of CoE: Our team established a CoE with centralized project delivery from our India and Romania delivery centers. This reduced the client’s organizational complexity, enabled economies of scale, provided access to finance and accounting expertise, and embedded compliance and control processes.

•	Process standardization: Our team unified the client’s processes through a transition from country-specific processes to a process-specific structure. Our team also ensured process optimization through Lean and Six Sigma methodologies.

•	Technology enablement: Our team implemented technologies such as Systems, Applications, Products in data processing (SAP), supplier relationship management and Concur (a travel management technology that provides travel and expense management services to businesses), leading to reduced query resolution and payment time, and automation of disputes and overall process.

•	Establishment of a multi-lingual helpdesk: Our team helped the client with language translation services across 15 languages for cost optimization.

•	Establishment of a lean legal structure: Our team established a lean and simplified legal structure designed to ensure standardization and compliance across territories.

•	Adherence to a strong purchase order policy: Our team implemented a strong procurement policy whereby payments were not disbursed until the receipt of a purchase order.

We helped our client to simplify its business operations and reduce operational costs. Specific benefits delivered to the client included:

•	Embedded compliance and control processes;

•	Accounts prioritization for key customer countries and rigor on collections resulted in reduction in collectable accounts receivable amounts; and

•	Achieved substantially all of the client’s documented goals in terms of certain services we provided, including services related to procure-to-pay, order-to-cash, record-to-report, procurement and Sarbanes-Oxley compliance.

Consulting and Professional Services

Our consulting and professional services, or CPS, business unit has a strong India presence coupled with global delivery capabilities, which allows us to serve a diverse and large global client base.

Our CPS business unit offers a range of services to a range of client sectors in consulting and professional services. These sectors include:

•	Information service providers;

•	Marketing service providers;

•	Real estate service firms;

•	Executive search firms;

•	Market research firms;

•	Research and consulting firms; and

•	Legal services firms.

As at March 31, 2015, we had 1,585 employees in the business unit. In fiscal 2015 and 2014, this business unit accounted for 7.4% and 6.8% of our revenue and 7.9% and 7.2% revenue less repair payments, respectively.

We provide a wide range of services from complex business and financial research and analytics, to very simple data management operations. Besides providing shared services support to our clients such as finance and accounting, human resource management, customer support and IT helpdesk, We provide the following domain specific services:

Consulting and Professional Services—Service Offerings
Information Service Providers	Research and Consulting Firms	Real Estate Services Firms	Executive Search Firms
Content sourcing, management and analysis; production management – digital and print; new product creation	Sales and marketing-pitch book support, research and analytics support for consulting, and research support, including report writing	Strategy support, sales and marketing support, survey management support, end-to-end conveyancing process, and contract management	Pitch book support, industry and company research, database clean-up, update and management, name identification, business executive support

Market Research Firms	Market Service Providers	Legal Services Firms
End-to-end research operations support – research design, project management, survey programming, data collection, coding, data processing, data analytics, and presentation	Industry, company and product research support, market research operations, market research analytics, shopper and CRM analytics, advertising / digital analytics, data management and insights, content management (website and creative support)	Legal support, business research, pitch support, directory / award submission

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

Healthcare

We deliver end-to-end BPM services across the healthcare industry value chain. We offer health information management, or HIM, coding (including current procedural technology, or CPT, and ICD-9 codes for international statistical classification of diseases and related health problems), Medicare and medical claim processing, revenue management related processes and Health Insurance Portability and Accountability Act, or HIPAA, compliance.

The healthcare industry segments we serve include:

•	Durable medical equipment manufacturers;

•	Third party billing service providers;

•	Third party administrators;

•	Payers and providers of pharmaceutical products;

•	Providers for utilization management and case management services; and

•	Providers of workers compensation, medical management and disability solutions.

As at March 31, 2015, we had 1,635 employees in this business unit. In fiscal 2015 and 2014, this business unit accounted for 5.2% and 5.1% of our revenue and 5.6% and 5.4% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to client segments in this business unit:

Healthcare—Service Offerings
Providers	Payer	Durable Medical Equipment Manufacturers	Enterprise Shared Services	Pharmaceutical and Consumer Health
Revenue cycle management, medical coding, bill preparation, receivables management, payment posting, debt analysis	Claims administration, member and provider services, clinical support, overpayment recovery, fraud detection and investigation	Billing and submissions, fulfillment support, collections, patient services, collection analytics	Finance and accounting, workflow / platforms, research and analytics (knowledge process outsourcing), technology solutions, front-end / mailroom, contact center	Competitive intelligence, pipeline analysis, product profiling, key performance indicators or KPI reporting, epidemiology analysis, market opportunity assessment, social media analysis

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

As at March 31, 2015, we had 2,142 employees working in this business unit. In fiscal 2015 and 2014, this business unit accounted for 5.8% and 6.5% of our revenue and 6.1% and 7.0% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Banking and Financial Services—Service Offerings
Retail Banking	Commercial Banking	Capital Markets	Mortgage Banking

Acquisition: lead generation and deployment, customer behavioral analysis, campaign management, product development/management and support

On-boarding: application scanning and indexing, account opening, product application processing, detailed documentation review and verification, underwriting/spend limit assignment, welcome calls

Maintenance and servicing : account maintenance, account and general enquiries, customer data maintenance, statement generation, payment processing, funds allocation and return payment processing, complaint handling, funds transfers, remittance, refunds and settlements, billing queries and statement processing

Collections: collections and recovery, ship tracking, pre-delinquency management, payment plans

Trade finance: account opening, bills for collection, export bills negotiation, import bills, letter of credit processing, bank guarantees credit limits

Credit risk management: financial spreading, proposal development, reconciliation, credit analysis, collateral management, renewal support, billing and contribution management, audit support

Cash management: funds transfer, trade processing, reconciliations, accrual calculations, investigations, payment processing, settlement, reference data management, reporting

Commercial Lending: account opening, “know your customer”, loan onboarding, documentation, covenant monitoring, billing, statutory accounting

Treasury services: cash management, foreign exchange settlements, bill discounting, rates updates, mark to market, margin allocation

Front office: financial and business research, investment strategy and modeling, order entry, allocation/rebalancing

Middle office: reference data management, cash flow forecasting, risk management, amendments/maintenance of existing data, manual trade allocations, manual trade booking, trade exception/rejection management, trade amendment, trade confirmation, queries handling

Back office – Accounting: expense and income processing, securities lending, corporate actions processing, fund accounting/net asset value calculations, financial reporting, settlement follow-up with clients

Back office – Asset servicing: clearing and settlement, custody/record keeping, stock transfer, collateral management, transfer agency, claims management

Back office – Treasury: cash management, cash forecasting, payment processing, invoicing/billing processing

Originations: indexing, pre-underwriting checklist, pre-funding audit, correspondent indexing, title commitment, credit evaluation, contact point verification, disbursals

Servicing: customer service, loan boarding and set-up, adjustable rate mortgage audit, payments processing, assignments and endorsements, lien release, escrow management/periodic analysis, final documents follow up and audit

Default servicing: pre-loss mitigation, foreclosure support, borrower research, operations intake, claims processing, investor reporting, closing and monitoring functions, trial period monitoring (forbearance support), loan modification document preparation

Secondary markets services: post close audit, due diligence of acquired packets, documentary fulfillment

The following graphic illustrates our research and analytics practice focused on banking and financial services.

Case Study

Our client is a regional US bank dealing in loans and credits, mortgages, investments and insurance. The client engaged us to provide solutions for challenges such as fragmented processes spread across multiple locations, lack of standardization, paper and imaging dependency for record keeping and other processes, lack of access to reliable and thorough analytics due to resource constraints, regulatory and compliance challenges, and a lack of monitoring of third party provider performance under service level agreements.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Underwriting support CoE: Our team established a CoE to consolidate fragmented processes and set up operations spread across 24 hours a day and three shifts

•	Transition methodology: Our team implemented our proprietary transition methodology, EnABLE, for robust documentation and parallel transition of multiple processes to the CoE.

•	Consolidation and automation: Our team consolidated disparate processes and implemented automation across certain processes.

•	Standardization of processes: Our team implemented standardization across numerous operations including mortgage, lending, default servicing, retail banking, and research and analytics operations.

•	Diagnostics roadmap: Our team implemented an organization-wide diagnostics roadmap comprising more than 2,000 employees to create a detailed 18-month agenda for transitioning certain services offshore.

Through our processes we have delivered the following benefits to our client:

•	Consolidation and automation of processes which led to cost savings and productivity gains;

•	A more effective cost model through conversion from fixed to variable pricing for certain managed processes, flexible staffing and reduced transition costs;

•	Created a sustainable offshore business model; and

•	Improved efficiencies and consistency of results through standardization of processes.

Utilities

Our utilities team offers end-to-end solutions, which utilize our technology platforms and sophisticated analytical tools that allow utilities companies to transform their operations and thereby gain a competitive edge in the market place.

The key energy and utilities industry sectors we serve include:

•	Oil and gas;

•	Electricity; and

•	Renewable energy.

As at March 31, 2015, we had 2,834 employees working in this business unit. In fiscal 2015 and 2014, this business unit accounted for 9.5% and 7.8% of our revenue, and 10.1% and 8.3% of our revenue less repair payments, respectively.

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

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Customer care process management: Our team handled customer care processes including interacting with the client’s customers through e-mail, physical mail and telephone calls and helped the customer cope with increased customer interactions.

•	Customer management system: Our team also managed billing exceptions to ensure correct bills were generated for the client.

•	Process management: Our team helped the client implement its first SAP® platform and developed guidelines to enhance process management.

Through our processes we have delivered the following benefits to our client:

•	Reduction in backlogs;

•	Reduction in customer complaints;

•	Increased customer satisfaction; and

•	Improved debt recovery rates through transformation of the tariff and measurement system.

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

The key shipping and logistics industry sectors we serve include:

•	Global courier companies;

•	Non-vessel operating common carriers and forwarders;

•	Ocean carriers; including container ships, bulk carriers and tankers;

•	Trucking rental, including less than truck load and full truck load rental and trucking records management companies; and

•	Third party logistics.

As at March 31, 2015, we had 1,583 employees working in this business unit. In fiscal 2015 and 2014, this business unit accounted for 3.4% and 2.9% of our revenue, and 3.6% and 3.1% of our revenue less repair payments, respectively.

The following graphic illustrates the key areas of services provided to clients in this business unit:

Shipping and Logistics – Service Offerings
Sales and Trade Management	Customer Service	Documentation	Operations	Finance
Tariff update, rate quotes, global tender management, sales reports and analytics, freight bookings, yield analysis, service contract and rate agreement maintenance, CRM analytics	Customer help desk, e-commerce registration, service or rate enquiries, pre-advice and arrival notifications, cargo claims, booking desk, contact center, customer and data file administrator	Bill of lading and airway bill management, freight corrections and reporting, billing and invoicing, freight audit, data transmission, advance manifest information, customs and port compliance	Purchase order creation, driver logs and fuel tickets, global tracking, equipment control, terminal operations, trans-shipment and cross docking, schedule maintenance, routing – creation and maintenance, stowage planning, hazardous cargo approvals	Accounts payable, accounts receivable, credit and collections, vendor help desk, detention and demurrage reporting, cost reporting, audit and vendor reconciliation, general ledger or bank reconciliation, management reporting

Case Study

Our client, a leading global air express and courier company, wanted to standardize its finance and accounting function, specifically those relating to its “Ship-to-Collect” process across the Europe, Middle East and Africa region.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Bill manifesting: Our team handled manifesting of airway bills, indexing and classification of supporting documents.

•	Billing: Our team manually rectified errors and released airway bills to generate freight, duties and taxes for invoices that fail the auto-billing process.

•	Invoice adjustment: Our team handled the resolution of billing disputes as well as making necessary adjustments to billing entries.

•	Cash application: Our team matched payments received to open invoices and investigated sources for unapplied cash.

•	Accounts Payable: Our team also scrutinized and processed invoices for payment.

Through our processes we have delivered the following benefits to our client:

•	Increased invoicing accuracy levels;

•	Improved turnaround time for billing of consignments;

•	Reduced unapplied cash; and

•	Reduced cost of operations.

Horizontal Units

Contact Center

We have a strong track record of supporting customer care functions while focusing on business outcomes. To increase customer loyalty and satisfaction, we offer tailor-made customer care solutions by leveraging our industry-specific expertise, sophisticated technology and analytics supported by a strong talent pool. Contact center services are offered across our vertical business units.

As at March 31, 2015, we had 8,883 employees in this horizontal unit. In fiscal 2015 and 2014, this horizontal unit accounted for 22.5% and 23.6% of our revenue, and 23.9% and 25.2% of our revenue less repair payments, respectively.

The following graphic illustrates the key contact center services we provide:

Contact Center—Service Offerings
Services	Channels	Languages
Customer acquisition, customer retention, customer service, sales and support (cross-sell or up-sell), loyalty program management, collections, technical help desk, specialty help desk, contact center analytics	Voice (inbound / outbound), e-mail, physical mail, chat, social media, SMS, fax	English, French, Italian, Russian, Spanish, Portuguese, German, Hungarian, Greek, Turkish, Finnish, Dutch, Polish, Swedish, Mandarin, Cantonese, Japanese, Korean, Arabic, and more than 20 regional languages

Case Study

Our client, a leading global travel company, was undergoing significant growth and engaged us to help manage its increasing volume of customer inquiries that was critical to its growth.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Delivered actionable insights using third party tools to collect and analyze customer data.

•	Build customer segmentation and identified variables across the different behavior dimensions.

•	Built revenue and cost estimation models to better predict propensity of success in campaigns.

•	Content management.

•	Delivered process efficiencies to better manage larger volumes of customer inquiries.

•	Managed seasonality through our technology-led workforce optimization.

•	Multichannel customer support through voice, e-mail, social media.

•	Improved measurement and reporting of key cost metrics.

Through our processes we have delivered the following benefits to our client:

•	Reduced operational costs through increased cost efficiencies as a result of reduced average handling time and increased call volumes being handled per agent;

•	Increased sales conversion rate;

•	Increased workforce optimization; and

•	Improved sales campaign effectiveness.

Finance and Accounting

Our finance and accounting service offerings include standardization of finance and accounting processes and transformation of finance operations. Finance and accounting services are offered across our vertical business units.

We have experience in delivering large scale and complex finance and accounting transformation programs, which include:

•	Rapid, large scale transitions;

•	Implementation of shared service centers and rationalization of financial systems to optimize and consolidate our clients’ information technology platforms;

•	Multi-location, multi-system global finance and accounting consolidation;

•	End-to-end processes ranging from simple, transaction-based processes to high-end, judgment-based processes, such as analytics and treasury;

•	Enhanced procure to pay services including spend analytics, contract management, catalog (demand management) and global procurement;

•	Global risk and compliance services such as forensics, background screening and digital credit screening; and

•	Process maturity model which allows for objective assessment of processes, technology and people using performance benchmarks which are customized for the industry and size of the company.

As at March 31, 2015, we had 4,025 employees in this horizontal unit. In fiscal 2015 and 2014, this horizontal unit accounted for 20.0% and 18.6% of our revenue, and 21.2% and 19.8% of our revenue less repair payments, respectively.

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

Case Study

Our client, one of the leading global travel leisure groups, was facing concerns while transitioning its processes to another outsourcing provider. The client also wanted to reduce operating costs, increase customer satisfaction, automate processes and implement comprehensive documentation.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Leveraged transition best practices and created a tripartite governance model for real-time monitoring.

•	Implemented more stringent payment policies across all geographies and business units and deployed the tools for work flow and case management.

•	Implemented processes benchmarking to identify opportunities for incremental benefits.

•	Shared opportunities for automation such as robotic process automation, dashboards and close management tools.

Through our processes we have delivered the following benefits to our client:

•	Delivered and identified incremental savings; and

•	Increased customer satisfaction.

Research and Analytics

We leverage our research and analytics expertise in tandem with our rich industry domain knowledge to help companies better understand their data and enable them to make insight-based business decisions. Data driven analytics can allow our clients to reduce risk, understand consumers better, increase operational effectiveness and keep abreast with the changing market landscape, which can help to reduce costs and enhance their customers’ experience.

We offer a range of services including data enrichment (harmonization, consolidation and visualization), domain based advanced analytics, market research, business and financial research across different industry verticals.

As at March 31, 2015, we had 2,183 employees in this horizontal unit. In fiscal 2015 and 2014, this horizontal unit accounted for 12.5% and 11.4% of our revenue, and 13.2% and 12.1% of our revenue less repair payments, respectively.

The following graphic illustrates the key research and analytics services we provide:

Research and Analytics—Service Offerings
Customer Analytics	Marketing Analytics	Supply Chain and Procurement
Acquisition / retention analytics, loyalty analytics, customer segmentation, campaign analytics, fraud analytics, customer life time value, cross-sell/up-sell analytics	Product launch support and analysis, country clustering, category analysis, brand equity tracking, brand and consumer insights, pricing analytics and revenue management	Spend analytics, demand forecasting, inventory optimization, supplier capability profiling, profitability modeling

Digital Analytics	Data Services	Research
Social media analytics, web analytics, text mining	Data acquisition, data cleansing and aggregation, data stitching and analysis, data visualization, reports and dashboards	Market research: survey programming, computer-assisted telephone interviews and web surveys, data processing Business research: company / industry / country research, market sizing and entry strategies, documentation services, library services Financial research: credit research, equity research, mergers and acquisitions research, fixed income research

Big Data Analytics	HR Analytics	Operations Analytics
Big Data consulting, Big Data implementation, Big Data support and maintenance	Workforce analytics, employee attrition analytics, compensation analytics, learning analytics	Contact center performance tracking, KPI analysis and reporting /dashboard, optimal capacity utilization and scheduling, forecasting and capacity planning, cross-sell/up-sell campaign strategies, interactive voice response (IVR) optimization, speech and text analytics, customer satisfaction (CSAT) analysis, enterprise wide scheduling (EWS)

Proprietary Platform:

•	Proprietary platform-based service offering: research and analytics solution platform WADESM.

•	Proprietary platform for customer interaction on websites: ProGenieSM.

Case Study

Our client, one of the largest online travel agencies in the world, providing travel products and services to customers through websites and contact centers, was experiencing a decline in revenues and market share due to a mismatch in its focus on the online channel and its actual consumer distribution pattern which was more geared towards the offline channel. The client engaged with us to develop a robust offline strategy and to devise a roadmap to bridge the gap.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Identified the offline channel as an additional revenue stream.

•	Conducted a thorough customer segmentation and analysis based on cross-sell and up-sell product and services data, customer profitability and customer life time value models.

•	Performed an in-depth evaluation of the performance of offline sales agents to select the right agents to be deployed for the project.

•	Optimize staffing of the best agents at peak intervals to maximize sales.

•	Make changes to the client’s interactive voice response (IVR) system to enhance productivity and direct convertible customers to the sales agents.

•	Devised a separate strategy for managing the least profitable set of customers (bottom quartile management).

Through our processes we have delivered the following benefits to our client:

•	Increase in offline revenues; and

•	Enhanced sales conversion rate.

Technology Services

Our technology services team offers a suite of end-to-end services designed to help our clients to identify business and process optimization opportunities and leverage our industry and process expertise, technology solutions and analytics capabilities. Technology services are offered across our vertical business units.

As at March 31, 2015, we had 182 employees in this horizontal unit. In fiscal 2015 and 2014, this horizontal unit accounted for 1.2% and 1.4% of our revenue, and 1.3% and 1.5% of our revenue less repair payments, respectively.

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

As at March 31, 2015, we had 155 employees in this horizontal unit. In fiscal 2015 and 2014, this horizontal unit accounted for 0.7% and 0.7% of our revenue and 0.7% and 0.7% of our revenue less repair payments, respectively.

The following graphic illustrates the key legal services we provide:

Legal Services—Service Offerings
Property Law	Law Firm Back-office	Corporate Legal Support	Personal Injury Claims
Freehold and leasehold conveyancing, mortgage re-financing legal processing, title checking services, home information pack, or HIP, back-office	Digital dictation transcription, accounts payables and general ledger, employee data management and payroll	Contract management, legal research, litigation support, legal secretarial support	New claims processing, medical evidence evaluation, claims settlement and closing

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

As at March 31, 2015, we had 71 employees in this horizontal unit. In fiscal 2015 and 2014, this horizontal unit accounted for 0.2% and 0.2% of our revenue, and 0.2% and 0.2% of our revenue less repair payments, respectively.

The following graphic illustrates the key human resources outsourcing services we provide:

Human Resources Outsourcing—Service Offerings
HR Analytics	Recruitment Process	Payroll	Employee Data Management
Hiring and retention, performance management, compensation and benefits, information management, workforce development, training and development, vendor management	Manpower planning, external and job portal advertisements, internal job posting, campus recruitment program, CV management, application tracking management, end-to-end sourcing, offer management, vendor management, background and reference checks, orientation management, pre-on-boarding support and management	Pre-payroll processing (build to gross), payroll processing (gross to net), post payroll processing, vendor management	Transactions processing, vendor management

Travel Services	Learning and Performance Management	Compensation and Benefits
Travel helpdesk services, booking and reservations, mobility, visa services, invoicing, cancellations, transportation, accommodation	Administration, development, delivery, vendor management	Rewards and recognition, benefits enrollment, benefits calculation, compliance reporting, industry benchmarking, salary structure and administration, pensions administration, vendor management

Case Study

Our client, one of the leading manufacturers of semiconductor systems, wanted to automate and bring efficiencies into its manual and non-standardized HR processes.

Since the commencement of our engagement with the client, our team has provided the following services to the client:

•	Helped implement an ERP platform for end-to-end HR processes including hiring, payroll, claims, appraisal, training and vacation.

•	Helped re-engineer and transform processes for improved ERP implementation.

Through our processes we have delivered the following benefits to our client:

•	Improved productivity gains driven by an increase in volume of processes transacted on the ERP platform by our client’s employees; and

•	Reduced operational costs.

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

Our sales and sales support professionals are based in Australia, Dubai, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Other key functions provided by our India sales support team include generating leads for potential business opportunities and telephone sales support. As of March 31, 2015, our front-line sales teams consisted of 69 members including hunters and farmers. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We assign dedicated client partners and / or account managers to our key clients. These managers work with their clients daily at the client locations. They also are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our existing clients and account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.

Clients

As at March 31, 2015, we had a diverse client base of 292 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries.

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

	Year ended March 31,
	2015	2014
Below $1.0 million	209	196
$1.0 million to $5.0 million	57	48
$5.0 million to $10.0 million	15	12
More than $10.0 million	11	10

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

Technology

We have a dedicated team of technology experts who support clients at every stage of their engagement with us. The team designs, executes and supports technology solutions to enable delivery of business processes for our customers.

Wide-area-network — We have designed and built a global multi-protocol label switching, or MPLS, network, connecting all of our delivery centers to points of presence in the US and UK through diverse service providers and cable systems to ensure redundancy. We run both data and voice service on this global MPLS network to serve customers.

Contact Center Technology Infrastructure — We have deployed the Avaya Aura platform at all of our contact centers for delivering voice processes. The platform is designed to provide secure access to define call flow, vectoring, and skill-based call routing as needed.

Data centers — Our global datacenter is over 25,000 square feet in size, and hosts data for our clients and internal corporate applications.

Technology service management methodology — We have designed and deployed diverse data and voice connectivity solutions for more than 200 clients using our industry standard infrastructure, experienced solution design/project management/operations teams and robust delivery methodology.

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, and provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 800 employees in our quality assurance team which help us meet ISO 9001:2008 standards for quality management systems and to ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality across processes. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2015, more than 300 different projects were completed using Lean Six Sigma methodologies and over 400 projects are in progress.

We have been honored with the following awards for our achievements in the last three years: —

•	Golden Peacock Global Business Excellence Award, 2013;

•	Medici Hall of Fame for Innovation, 2013;

•	Lean Six Sigma Award in ITES Category, NIQR- 2014;

•	National Case Study- Service Track, IndiZEN 2015; and

•	Golden Peacock Global Business Excellence Award, 2015.

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

Our risk management framework also focuses on three important elements: business continuity planning, information security and operations risk management.

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2013 to manage organizational information security risks. These measures seek to ensure that sensitive company information remains secure. Currently, information security systems at 31 delivery centers are ISO 27001:2013 certified, and we expect to seek similar certifications in our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (PCI DSS) which is a security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, we also undergo Statement on Standards for Attestation Engagements (SSAE) No. 16 / International Standard on Assurance Engagements (ISAE) No. 3402, ‘Reporting on Controls at a Service Organization (SOC) 1 Type 2’ audits with respect to our general control environment supporting operational delivery in accordance with ISAE on an annual basis. We also undergo ‘Reporting on Controls at a Service Organization (SOC) 2 Type 2’ audits with respect to security, availability and confidentiality.

Our approach to operations risk management involves the implementation of a ‘three lines of defense’ framework for our clients’ offshored business processes. Under this framework, the quality assurance teams embedded within the business units act as the first line of defense, an independent and centralized risk management team acts as the second line of defense and client-end internal audit teams act as the third line of defense. Our lines of defense are designed to identify potential risks, evaluate design efficiency and operating effectiveness of controls embedded within the offshored business processes and propose additional controls as appropriate for mitigation of the identified risks.

In addition, our clients may be governed by regulations specific to their industries or in the jurisdictions where they operate or where their customers are domiciled which may require them to comply with certain process-specific requirements. As we serve a large number of clients globally and across various industries, we rely on our clients to identify the process-specific compliance requirements and the measures that must be implemented in order to comply with their regulatory obligations. We assist our clients to maintain and enforce compliance in their business processes by implementing control and monitoring procedures and providing training to our employees serving specific client programs. The control and monitoring procedures defined by this function are separate from and in addition to our periodic internal audits.

Human Capital

As at March 31, 2015, we had 28,890 employees, of which 9 are based in Australia, one is based in Brazil, 167 are based in China, 161 are based in Costa Rica, 21,736 are based in India, 2,699 are based in the Philippines, 109 are based in Poland, 408 are based in Romania, one is based in Singapore, 2,330 are based in South Africa, 805 are based in Sri Lanka, two are based in United Arab Emirates, 261 are based in the UK and 201 are based in the US. Most of our associates hold university degrees. As at March 31, 2014 and 2013, we had 27,020 and 25,520 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,333 employees per month.

During fiscal 2015, 2014 and 2013, the attrition rate for our employees who had completed six months of employment with us was 34%, 33% and 35%, respectively.

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

Since the launch of the WNS Learning Academy, we have made significant efforts to improve the learning and development of our supervisory, management and leadership teams, which is visible through focused learning initiatives targeted at employees with specific job roles and based upon current and future business competency requirements. Our learning initiatives include, among others, the following:

•	A five-day leadership program, implemented in 2008, with a 60-90 day action learning project focused on professional and leadership skills and process improvement for over 2,000 team leaders and managers;

•	Educational opportunities through tie-ups with leading institutions, such as the Indian Institute of Management and Symbiosis Institute of Business Management;

•	“Train the Trainer” programs, in which master trainers visit our various locations to conduct training sessions;

•	The ongoing expansion of our virtual domain university for each business unit, which we intend to serve as a one stop solution for domain knowledge; and

•	Diversity and cross-cultural understanding training initiatives.

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

In order to keep pace with the ever-changing global business environment, we recognize that there is a strong need to focus on consolidating, building and sharing our domain knowledge. Hence, in fiscal 2015, we set up a virtual domain university for certain vertical business units such as finance and accounting, banking and financial services, travel, diversified businesses, and shipping and logistics. The university serves as repository for domain knowledge that is accessible virtually by our employees. The university was established to assist us in retaining and building our domain knowledge for our business units, and we intend to continue to expand its offerings to cover each of our business units. It is expected to benefit us as well as our clients in the long run. We have also launched 100 e-learning modules through a vendor partner, Skillsoft, providing our employees with the opportunity of self-paced learning. These modules are accessible through our online learning management system.

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

Representatives of the learning and development team are also involved in feasibility studies for potential new locations from a talent availability point of view. To improve our reach, we are increasingly deploying blended learning solutions via video-based and e-learning to reach our managers globally. We have also collaborated with an external e-learning provider to assist in providing appropriate and relevant online training materials while keeping in mind our organizational goals. Our continued focus on e-learning has helped us in reducing costs associated with training as the costs associated with online products on a per person, per hour basis, are significantly less than the costs associated with training in the physical classroom. We were recognized in 2013 as the ‘Global L&D Team of the Year’ at the 5th TISS Leap Vault CLO Summit India and we received the Corporate University Best-in-Class (or CUBIC™) Award.

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

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Australia, China, Costa Rica, India, Mauritius, the Netherlands, Romania, the Philippines, Poland, Singapore, South Africa, Sri Lanka, United Arab Emirates, the UK and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.” We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2015, 2014 and 2013, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $3.0 million, $1.7 million and $0.8 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2015, 2014 and 2013, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

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

India

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

Further, in 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 to fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which were registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029.

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

Since fiscal 2008, we have become subject to minimum alternate tax, or MAT, and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2015, 2014 and 2013, we have offset $6.4 million, $5.7 million and $1.3 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is currently expected to be effective April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.”

Sri Lanka

Our operations in Sri Lanka are also eligible for tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the Board of Investments. This tax exemption expired in fiscal 2011, however, effective fiscal 2012, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This has enabled our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lanka Inland Revenue Act following the expiry of the tax exemption.

Philippines

Our subsidiary in the Philippines, WNS Global Services Philippines Inc., located in Eastwood Avenue, Manila was also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2015 and we intend to apply for an extension until fiscal 2016, which is subject to fulfillment of certain conditions. During fiscal 2013, we started operations in a delivery center in the Philippines located in Techno Plaza II, Manila which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing special tax rate, which is currently 5.0% on gross income.

Costa Rica

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

In India, recognition and enforcement of foreign judgments is provided for under Section 13 and Section 44A of the Code of Civil Procedure, 1908 (India), or the Civil Code, as amended. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Indian government has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by a competent court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. The US has not been declared by the Indian government to be a reciprocating territory for the purposes of Section 44A of the Civil Code. Accordingly, a judgment of a foreign court, which is not a court in a reciprocating territory, may be enforced in India only by a fresh suit instituted in a court of India and not by proceedings in execution. Furthermore, the execution of the foreign decree under Section 44A of the Civil Code is also subject to the exception under Section 13 of the Civil Code, as discussed below.

Section 13 of the Civil Code, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy in India. A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India under the Indian Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to such execution and such amount may be subject to tax in accordance with applicable laws. Any judgment in a foreign currency would be converted into Indian rupees on the date of judgment and not on the date of payment. We cannot predict whether a suit brought in a court in India will be disposed of in a timely manner.

C. Organizational Structure

The following diagram illustrates our company’s organizational structure and the place of organization of each of our subsidiaries as of the date hereof. Unless otherwise indicated, each of our subsidiaries is wholly owned, directly or indirectly, by WNS (Holdings) Limited.

Notes:

(1)	WNS (Holdings) Limited has made a 99.99% capital contribution in WNS Global Services Netherlands Cooperative U.A., or the Co-op. The remaining 0.01% capital contribution in the Co-op was made by WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two members.
(2)	All the shares except one share of WNS Business Consulting Services Private Limited are held by WNS North America Inc. The remaining one share is held by a nominee shareholder on behalf of WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.
(3)	WNS Global Services Private Limited (Singapore Branch) was formed on November 28, 2014 and is a branch of WNS Global Services Private Limited.
(4)	WNS Cares Foundation is a ‘not for profit organization’ registered under formerly Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), formed for the purpose of promoting corporate social responsibilities and is not considered for the purpose of preparing our consolidated financial statements.
(5)	WNS Legal Assistance LLP was incorporated under the Limited Liability Partnerships Act, 2000 in the UK on November 4, 2014.

D. Property, Plants and Equipment

As at March 31, 2015, we have an installed capacity of 24,316 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

Location	Total Space (square feet)		Total Number of Workstations/Seats	Lease Expiration	Extendable Until(1)
India:
Mumbai	406,513	(2)	3,405
Godrej Plant 10				February 15, 2016	N/A
Godrej Plant 11				February 15, 2016	N/A
Godrej Plant 5				February 15, 2016	N/A
Raheja (SEZ)				May 31, 2019	N/A
Rupa Solitaire-Unit 319				December 10, 2018	N/A
Rupa Solitaire-Unit 318				February 9, 2020	February 9, 2025
Gurgaon	215,895		2,491
DLF (SEZ)				September 15, 2017	N/A
Udyog Vihar				July 14, 2017	July 14, 2020
World Tech Park-8th, 9th, 10th and a part of 11th floor(3)				April 27, 2019	April 27, 2024
World Tech Park- the remaining part of 11th floor(3)				November 2, 2019	April 2, 2024
Pune	601,086		6,962
Magarpatta(4)				N/A	N/A
Weikfield—Phase I				February 14, 2018	February 14, 2022
Weikfield—Phase II				April 30, 2018	April 30, 2022
Weikfield—Phase III				June 14, 2018	June 14, 2022
Mantri Estate				May 26, 2016	May 26, 2020
Magarpatta (SEZ)—Level 5				February 14, 2016	February 14, 2026
Magarpatta (SEZ)—Level 6				October 26, 2016	October 26, 2026
Magarpatta (SEZ)—Level 7				February 28, 2017	February 28, 2027
Nasik	74,620		1,003
Shreeniketan				June 30, 2018	N/A
Vascon				October 13, 2018	N/A
Bangalore	156,432		1,605
RMZ Centennial				August 31, 2015	August 31, 2025
Chennai	110,792		910
RMZ Millenia				March 31, 2018	March 31, 2045
DLF (SEZ)—Phase 1				March 31, 2016	N/A
DLF (SEZ)—Phase 2				March 31, 2017	N/A
Vishakhapatnam	37,050		564
MPS Plaza				March 4, 2017	March 4, 2027
Tiruchirappalli	217,800
Plot of land(5)				November 15, 2111	November 15, 2210

Sri Lanka:	59,249	823
Colombo (HNB)			July 31, 2015	N/A
Orion City			May 31, 2018	N/A

UK:	29,530	519
Museum Street			May 23, 2028	N/A
Cheadle			July 21, 2020	N/A
Piccadilly			February 1, 2017	N/A
Mansfield			February 14, 2016	N/A
Hayes			February 28, 2021	N/A

US:	57,300	351
Exchange Place, NJ			July 30, 2019	July 30, 2024
The State Building			April 19, 2017	April 19, 2023
Pennsylvania			June 23, 2015	N/A

Romania:	38,750	478
Bucharest			February 25, 2023	February 25, 2026

Philippines:	143,331	1,883
Eastwood—Basement 3 Parking			November 30, 2015	N/A
Eastwood—10th floor			June 30, 2016	June 30, 2019
Eastwood—9th floor			August 31, 2015	August 31, 2018
Techno Plaza II			April 30, 2019	April 30, 2024

Costa Rica:	25,184	401
Forum H San Jose			April 30, 2016	N/A

United Arab Emirates:	510	—
Dubai Airport Free Trade Zone			November 27, 2017	November 27, 2017

South Africa:	198,028	2,532
Cape Town (Knowledge Park)			March 31, 2019	N/A
Cape Town (Ambition House)—4th floor			September 30, 2017	September 30, 2018
Cape Town (Ambition House)—3rd floor			June 30, 2018	June 30, 2019
Johannesburg (Commissioners Street)			May 31, 2016	May 31, 2021
Cape Town (Claremont)			May 31, 2015	August 31, 2018

Poland:	9,738	133
Gdynia			April 1, 2018	April 1, 2023

China:	31,708	257
Guangzhou			April 30, 2017	N/A
Dalian			May 15, 2017	N/A
Beijing			December 31, 2015	N/A

Australia:	646
Sydney			November 30, 2015	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension options is exercised.
(2)	The total space for Mumbai includes 9,942 square feet available at the units in Rupa Solitaire which we leased in February 2015. We intend to build workstations at these units once our operations ramp up at that location. We have entered in to a sublease agreement with a client, pursuant to which we have sublet the units at Rupa Solitaire to such client.
(3)	We entered into two leases commencing April 2014 for the premises at World Tech Park in Gurgaon for a period of five years for a total area of 147,260 square feet. In addition, we have, through a letter of intent, exercised an option to lease additional space of 9,141 square feet at the same facility on the 11th floor in November 2014. We intend to execute a lease deed pursuant to the terms of the letter of intent, prior to which the lease for the premises continues to be valid on the terms set out in the letter of intent.
(4)	We own these premises and a charge over these premises has been created in favor of HSBC Bank (Mauritius) Limited under a term loan agreement with HSBC Bank (Mauritius) Limited for a term loan of $7 million.
(5)	This is a SEZ plot in the ELCOT Navalpattu IT/ITES SEZ Park.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2016, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion on the financial condition and results of operations of our company should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion contain forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described below and elsewhere in this annual report, particularly in the risk factors described in “Part I — Item 3 Key Information — D. Risk Factors.”

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, nearshore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods, or CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics industries; as well as the public sector.

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

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included elsewhere in this annual report. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2015	2014	2013
	(US dollars in millions)
Revenue	$533.9	$502.6	$460.3
Less: Payments to repair centers(1)	30.9	31.1	24.1
Revenue less repair payments	$503.0	$471.5	$436.1

Note:

(1)	Consists of payments to repair centers in our auto claims business (a) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (b) for “non-fault” repair cases with respect to one former client as discussed above.

The following table sets forth our constant currency revenue less repair payments for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, Australian dollars, Euros and South African rand.

	Year ended March 31,
	2015	2014	2013
	(US dollars in millions)
Constant currency revenue less repair payments	$500.1	$476.2	$440.3

Global Economic Conditions

Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on the sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US and its substantial debt burden, the low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the EU, Russia, China and India, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Argentina, Greece and Russia, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve ends its quantitative easing program. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation which may contribute to further economic instability in the global financial markets. These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, the US and the international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling or the Australian dollar (in which our revenues are principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling, the Australian dollar, the South African rand or the Indian rupee, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency For example, the pound sterling appreciated against the US dollar by an average of 1.5% and 0.6% in fiscal 2015 and 2014, respectively. On the other hand, in fiscal 2015 and 2014, the Indian rupee depreciated against the US dollar by an average of 1.2% and 11.0%, respectively, the Australian dollar depreciated against the US dollar by an average of 6.1% and 9.6%, respectively, and the South African rand depreciated against the US dollar by an average 9.4% and 17.9%, respectively. The appreciation of the pound sterling and the depreciation of the Indian rupee and the South African rand against the US dollar positively impacted our results of operations in fiscal 2015 and 2014 whereas the depreciation of the Australian dollar negatively impacted our results of operations in fiscal 2015 and 2014.

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

Our History and Milestones

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process management services to third parties in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:

•	In fiscal 2003, we acquired Town and Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, banking and financial services and insurance industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India and Colombo, Sri Lanka, thereby expanding our operating footprints across India and Sri Lanka.

•	In fiscal 2006, we acquired Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process management services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Gurgaon, Mumbai and Pune, India.

•	In fiscal 2007, we acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania.

•	In March 2008, we entered into a joint venture with ACS, a provider in BPM services and customer care in the Philippines, to form WNS Philippines Inc.

•	In April 2008, we opened a facility in Manila, the Philippines.

•	In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, AHA (formerly known as Call 24-7).

•	In June 2008, we acquired BizAps, a provider of SAP® solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we acquired from Aviva all the shares of Aviva Global, which we renamed to WNS Global Singapore, and resumed ownership of the delivery center in Sri Lanka that was transferred to Aviva Global in July 2007, as mentioned above. In connection with our acquisition of Aviva Global, we also entered into the 2008 Aviva master services agreement (as varied by the variation agreement entered into in March 2009) with Aviva MS, pursuant to which we provided BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. We replaced this 2008 Aviva master services agreement with the Aviva master services agreement in September 2014.

•	In November 2009, we opened a facility in San Jose, Costa Rica.

•	In January 2010, we moved from our existing facility to a new and expanded facility in Manila, the Philippines.

•	In October 2010, we moved from our existing facility in Marple to Manchester, UK and expanded our facility in Manila, the Philippines.

•	In November 2010, we expanded our sales office in London, UK.

•	In March 2011, we expanded our facility in Bucharest, Romania.

•	In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary.

•	In fiscal 2012, we expanded our facilities in Mumbai, Pune, Gurgaon, Chennai, India, the Philippines, Costa Rica and Romania.

•	In February 2012, we completed a follow-on public offering of ADS and raised approximately $50.0 million to fund our growth initiatives and enhance delivery capability.

•	In June 2012, we acquired Fusion, a provider of a range of management services, including contact center, customer care and business continuity services, to both South African and international clients, which we subsequently renamed as WNS Global Services SA (Pty) Ltd.

•	In June 2012, we opened a facility in Vizag, India.

•	In December 2012, we opened a facility in Gydnia, Poland.

•	In fiscal 2014, we added new facilities in Guangzhou, China; Colombo, Sri Lanka; and Mumbai, India.

•	In fiscal 2015, we added new facilities in Dalian, China; Cape Town, South Africa; and Pennsylvania, United States.

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

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	(US dollars in millions)
	2015	2014	$	%
Revenue	$533.9	$502.6	31.3	6.2%
Revenue less repair payments	$503.0	$471.5	31.5	6.7%

We have a large client base diversified across industries and geographies. Our client base grew from 254 clients as at March 31, 2010 to 292 clients as at March 31, 2015.

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For fiscal 2015, 2014 and 2013, the percentage of revenue and revenue less repair payments that we derived from our largest clients were in the proportions set forth in the following table:

	Revenue			Revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2015	2014	2013	2015	2014	2013
Top client	13.4%	15.2%	16.9%	14.2%	16.2%	17.8%
Top five clients	33.0%	36.9%	37.1%	35.0%	39.4%	39.2%
Top ten clients	44.5%	48.5%	49.5%	47.2%	51.7%	52.0%
Top twenty clients	60.1%	63.3%	66.3%	63.5%	66.7%	68.5%

In fiscal 2015, our three largest clients individually accounted for 13.4%, 8.5% and 5.5%, respectively, of our revenue as compared to 15.2%, 7.7% and 6.1%, respectively, in fiscal 2014 and 16.9%, 7.3% and 6.5%, respectively, in fiscal 2013.

In line with our expectations, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an OTA client provided us with a lower volume of business in fiscal 2015. The client entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved their customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from our OTA client. Our OTA client accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients. There can be no assurance that we will be able to offset the loss of business from our OTA client to a significant extent or at all.

Further, we have entered into the Aviva master services agreement with an existing major client, Aviva MS, effective April 1, 2014. The Aviva master services agreement replaced our prior master services agreement, the 2008 Aviva master services agreement, with the client that was due to expire in November 2016. See “– Our Contracts – Revenue by Contract Type.” The new pricing arrangements under the new agreement resulted in lower revenue from the client in fiscal 2015 as compared to fiscal 2014 and 2013. Aviva MS accounted for 13.4%, 15.2% and 16.9% of our revenue and 14.2%, 16.2% and 17.8% of our revenue less repair payments in fiscal 2015, 2014 and 2013, respectively.

Revenue by Industry

For financial statement reporting purposes, we aggregate several of our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics industries; as well as the public sector.

For fiscal 2015, 2014 and 2013, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Business Unit	2015	2014	2013	2015	2014	2013
Insurance	35.8%	36.7%	35.5%	31.7%	32.6%	31.9%
Travel and leisure	18.7%	19.5%	20.5%	19.8%	20.8%	21.5%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	14.0%	14.4%	15.5%	14.9%	15.3%	16.3%
Utilities	9.5%	7.8%	6.6%	10.1%	8.3%	7.0%
Consulting and professional services	7.4%	6.8%	6.9%	7.9%	7.2%	7.3%
Banking and financial services	5.8%	6.5%	5.5%	6.1%	7.0%	5.9%
Healthcare	5.2%	5.1%	6.5%	5.6%	5.4%	6.9%
Shipping and logistics	3.4%	2.9%	2.6%	3.6%	3.1%	2.8%
Public sector	0.2%	0.3%	0.4%	0.3%	0.3%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

Revenue by Service Type

For fiscal 2015, 2014 and 2013, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Service Type	2015	2014	2013	2015	2014	2013
Industry-specific	31.0%	31.2%	32.1%	33.0%	33.3%	33.8%
Contact center	22.5%	23.6%	23.9%	23.9%	25.2%	25.2%
Finance and accounting	20.0%	18.6%	17.6%	21.2%	19.8%	18.6%
Autoclaim	11.4%	12.5%	12.0%	6.0%	6.8%	7.1%
Research and analytics	12.5%	11.4%	11.3%	13.2%	12.1%	11.9%
Technology services	1.7%	1.8%	2.2%	1.8%	1.9%	2.3%
Legal services	0.7%	0.7%	0.7%	0.7%	0.7%	0.8%
Human resources outsourcing(1)	0.2%	0.2%	0.2%	0.2%	0.2%	0.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	This horizontal unit was established in the first quarter of fiscal 2013.

Revenue by Geography

For fiscal 2015, 2014 and 2013, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Geography	2015	2014	2013	2015	2014	2013
UK	52.8%	52.7%	53.3%	49.9%	49.6%	50.7%
North America (primarily the US)	25.9%	27.3%	30.5%	27.5%	29.1%	32.2%
Europe (excluding the UK)	5.4%	5.4%	5.9%	5.7%	5.7%	6.3%
Australia	6.4%	3.7%	2.4%	6.8%	3.9%	2.5%
South Africa	3.3%	4.1%	3.1%	3.5%	4.3%	3.3%
Rest of world	6.2%	6.8%	4.8%	6.6%	7.4%	5.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For fiscal 2015, 2014 and 2013, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
Location of Delivery Center	2015	2014	2013	2015	2014	2013
India	64.2%	65.1%	68.4%	68.4%	69.4%	72.3%
UK	12.0%	12.8%	12.5%	6.6%	7.1%	7.7%
South Africa(1)	7.8%	7.6%	5.2%	8.3%	8.1%	5.4%
Philippines	6.6%	5.7%	5.7%	7.0%	6.1%	6.0%
Sri Lanka	3.0%	2.5%	2.3%	3.1%	2.7%	2.4%
Romania	2.5%	2.4%	2.4%	2.7%	2.6%	2.5%
United States	1.3%	1.5%	1.5%	1.3%	1.6%	1.6%
Costa Rica	0.7%	0.8%	1.3%	0.7%	0.8%	1.4%
China(2)	1.1%	0.9%	0.3%	1.1%	0.9%	0.3%
Poland(3)	0.8%	0.7%	0.4%	0.8%	0.7%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	This includes revenue from Fusion which we acquired on June 21, 2012. For the period prior to June 21, 2012, this includes revenue from services provided through Fusion under a subcontract arrangement.
(2)	For fiscal 2015, this includes revenue from our new China facility which became operational in October 2014, as well as our first China facility and through our former subcontractor’s delivery center in China. For fiscal 2014 and 2013, this includes revenue from services provided through our former subcontractor’s delivery center in China, and revenue from our first China facility which became operational in May 2013.
(3)	The facility became operational in October 2012.

Our Contracts

We provide our services under contracts with our clients, which typically range from three to five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

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

Revenue by Contract Type

For fiscal 2015, 2014 and 2013, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2015	2014	2013	2015	2014	2013
Full-time-equivalent	69.7%	63.5%	59.6%	74.0%	67.6%	62.8%
Transaction	22.4%	27.6%	29.7%	17.6%	22.9%	25.8%
Fixed price	3.4%	4.6%	6.0%	3.6%	4.9%	6.4%
Outcome-based	1.1%	0.9%	1.1%	1.2%	1.0%	1.2%
Others	3.4%	3.4%	3.6%	3.6%	3.6%	3.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

We have continued our ten-year relationship with Aviva MS by entering into the Aviva master services agreement with Aviva MS, in September 2014, for a term of eight years, effective April 1, 2014 and expiring on March 31, 2022. The Aviva master services agreement replaced our 2008 Aviva master services agreement with the client that was due to expire in November 2016. The agreement continues to provide us with the exclusive right to provide the client with the services we currently provide, and in the same geographic regions, subject to the rights and obligations of the Aviva group under their existing contracts with other providers of similar services. Aviva MS has agreed, and further agreed to procure other members of the Aviva group, not to renew or extend such existing contacts unless they are contractually bound to do so. We are also regarded as a preferred supplier with respect to any new services or any new geographic regions in which the client seeks BPM services, subject to our meeting certain conditions of the client’s supplier tender process.

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, with the exception of the Aviva master services agreement. The Aviva master services agreement requires Aviva MS to provide us with a minimum volume of business until October 31, 2016 (the last complete month prior to the expiration of the 2008 Aviva master services agreement). The minimum volume commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day at least nine hours for 250 days a year. The revised contract is priced on a full-time equivalent, or FTE, pricing model for certain types of outsourced processes and a non-FTE based pricing model for other types of outsourced processes. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit Aviva MS to terminate the Aviva master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was not met in fiscal 2015 because of a small reduction in demand for our services provided under the contract in the fourth quarter of fiscal 2015. Aviva MS paid us the minimum commitment fee for fiscal 2015.

The new pricing arrangements under the Aviva master services agreement provide for productivity-related discounts associated with FTE and non-FTE models. Some of these discounts are mandatorily applied through the term of the contract. Pricing also varies based on degree of complexity of the outsourced processes. The new pricing arrangements under the Aviva master services agreement resulted in lower revenue for fiscal 2015 as compared to fiscal 2014 and 2013. Aviva MS accounted for 13.4%, 15.2% and 16.9% of our revenue and 14.2%, 16.2% and 17.8% of our revenue less repair payments in fiscal 2015, 2014 and 2013, respectively.

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

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention, and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital.” We expect our employee costs to increase as we expect to increase our headcount to service additional business and as wages continue to increase globally. See “Part I — Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

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

Selling and marketing expenses as a proportion of revenue were 5.8% in fiscal 2015 as compared to 7.0% and 6.6% for fiscal 2014 and 2013, respectively. Selling and marketing expenses as a proportion of revenue less repair payments were 6.2% in fiscal 2015 as compared with 7.5% and 6.9% for fiscal 2014 and 2013, respectively. We expect our selling and marketing expenses to increase in fiscal 2016 but at a lower rate than the increase in our revenue less repair payments.

We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2016. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.

General and Administrative Expenses

Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue were 13.1% in fiscal 2015 as compared with 11.0% and 12.4% for fiscal 2014 and 2013, respectively. General and administrative expenses as a proportion of revenue less repair payments were 13.9% in fiscal 2015 as compared with 11.7% and 13.1% for fiscal 2014 and 2013, respectively. We expect general and administrative expenses to increase in fiscal 2016 but at a lower rate than the increase in our revenue less repair payments.

We also expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2016 but at a lower rate than the increase in our revenue less repair payments.

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

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Marketics in May 2007, Flovate in June 2007, Accidents Happens Assistance Limited (formerly known as Call 24-7), or AHA, in April 2008, BizAps in June 2008, Aviva Global in July 2008 and Fusion in June 2012.

Other Income, Net

Other income, net comprises interest income, income from investments and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loan and short-term borrowings. We expect our finance expense to decline in fiscal 2016 based on reducing debt levels.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2015	2014	2013
Total headcount	28,890	27,020	25,520
Built up seats(1)	24,316	23,503	21,975
Used seats(1)	17,636	16,425	15,443
Seat utilization rate(2)	1.17	1.16	1.21

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.
(2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the fiscal year by two.

We expect our total headcount in fiscal 2016 to increase as compared to fiscal 2015 as the impact of an increased flow of business from new and existing clients is expected to increase our hiring requirements in fiscal 2016.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations may be adversely affected if the pound sterling or, to a lesser extent, the Australian dollar depreciates against the US dollar, or the Indian rupee or, to a lesser extent, the South African rand appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments is denominated in pound sterling (51.5% and 48.5%, respectively, in fiscal 2015, 52.3% and 49.2%, respectively, in fiscal 2014, and 52.4% and 49.8%, respectively, in fiscal 2013), US dollars (32.7% and 34.7%, respectively, in fiscal 2015, 32.5% and 34.7%, respectively, in fiscal 2014, and 35.3% and 37.2%, respectively, in fiscal 2013), and Australian dollars (6.4% and 6.8%, respectively, in fiscal 2015, 5.6% and 6.0%, respectively, in fiscal 2014, and 3.5% and 3.7%, respectively, in fiscal 2013), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (55.5% in fiscal 2015, 56.1% in fiscal 2014 and 59.0% in fiscal 2013) and, to a lesser extent, in South African rand (8.3% in fiscal 2015, 8.4% in fiscal 2014 and 6.0% in fiscal 2013). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately 61.12 per $1.00 in fiscal 2015, which represented a depreciation of the Indian rupee of 1.2% as compared with the average exchange rate of approximately 60.38 per $1.00 in fiscal 2014, which in turn represented a depreciation of the Indian rupee of 11.0% as compared with the average exchange rate of approximately 54.38 per $1.00 in fiscal 2013.

The average pound sterling to US dollar exchange rate was approximately £0.620 per $1.00 in fiscal 2015, which represented an appreciation of the pound sterling of 1.5% as compared with the average exchange rate of approximately £0.629 per $1.00 in fiscal 2014, which in turn represented an appreciation of the pound sterling of 0.6% as compared with the average exchange rate of approximately £0.633 per $1.00 in fiscal 2013.

The average Australian dollar to US dollar exchange rate was approximately A$0.88 per $1.00 in fiscal 2015, which represented a depreciation of the Australian dollar of 6.1% as compared with the average exchange rate of approximately A$0.933 per $1.00 in fiscal 2014, which in turn represented a depreciation of the Australian dollar of 9.6% as compared with the average exchange rate of approximately A$1.03 per $1.00 in fiscal 2013.

The average South African rand to US dollar exchange rate was approximately R11.1 per $1.00 in fiscal 2015, which represented a depreciation of the South African rand of 9.4% as compared with the average exchange rate of approximately R10.1 per $1.00 in fiscal 2014, which in turn represented a depreciation of the South African rand of 17.9% as compared with the average exchange rate of approximately R8.6 per $1.00 in fiscal 2013.

The depreciation of the Indian rupee against the US dollar by 1.2% in fiscal 2015 as compared to the average exchange rate in fiscal 2014 and by 11.0% as compared to the average exchange rate in fiscal 2013 has had a positive impact on our expenses in fiscal 2015 and 2014, respectively. As a result, increases in our cost of revenue, and to a lesser extent, our general and administrative expenses were partially offset by the impact of the depreciation of Indian rupee in fiscal 2015 and increases in our cost of revenue, and to a lesser extent, our general and administrative expenses and selling and marketing expenses were partially offset by the impact of the depreciation of Indian rupee in fiscal 2014. The appreciation of the pound sterling and depreciation of the South African rand against the US dollar in fiscal 2015 and 2014 has positively impacted our results of operations, whereas the depreciation of the Australian dollar has negatively impacted our results of operations. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

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

In fiscal 2015, 2014 and 2013, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $3.0 million, $1.7 million and $0.8 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for fiscal 2015, 2014 and 2013, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

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

India

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

Further, in 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 to fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which were registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029.

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

Since fiscal 2008, we have become subject to minimum alternate tax, or MAT and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2015, 2014 and 2013, we have offset $6.4 million, $5.7 million and $1.3 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is currently expected to be effective April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.”

Sri Lanka

Our operations in Sri Lanka are also eligible for tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the Board of Investments. This tax exemption expired in fiscal 2011, however, effective fiscal 2012, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This has enabled our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lanka Inland Revenue Act following the expiry of the tax exemption.

Philippines

Our subsidiary in the Philippines, WNS Global Services Philippines, Inc. located in Eastwood Avenue, Manila was also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2015 and we intend to apply for an extension until fiscal 2016, which is subject to fulfillment of certain conditions. During fiscal 2013, we started operations in a delivery center in the Philippines located in Techno Plaza II, Manila which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing special tax rate, which is currently 5.0% on gross income.

Costa Rica

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	As a percentage of
	Revenue			Revenue less repair payments
	Year ended March 31,			Year ended March 31,
	2015	2014	2013	2015	2014	2013
Cost of revenue	64.2%	65.2%	67.6%	62.0%	62.9%	65.8%
Gross profit	35.8%	34.8%	32.4%	38.0%	37.1%	34.2%
Operating expenses:
Selling and marketing expenses	5.8%	7.0%	6.6%	6.2%	7.5%	6.9%
General and administrative expenses	13.1%	11.0%	12.4%	13.9%	11.7%	13.1%
Foreign exchange loss / (gains), net	(0.9)%	2.2%	1.2%	(0.9)%	2.4%	1.3%
Amortization of intangible assets	4.5%	4.7%	5.7%	4.8%	5.0%	6.0%
Operating profit	13.2%	9.8%	6.5%	14.0%	10.5%	6.9%
Other (income) / expense, net	(2.2)%	(1.9)%	(1.0)%	(2.4)%	(2.0)%	(1.1)%
Finance expense	0.2%	0.6%	0.8%	0.3%	0.6%	0.8%
Provision for income taxes	4.2%	2.8%	2.1%	4.5%	3.0%	2.3%
Profit	11.0%	8.3%	4.6%	11.7%	8.8%	4.9%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Year ended March 31,
	2015	2014	2013	2015	2014	2013
	(US dollars in millions)
Revenue	$533.9	$502.6	$460.3	100.0%	100.0%	100.0%
Less: Payments to repair centers	30.9	31.1	24.1	5.8%	6.2%	5.2%
Revenue less repair payments	$503.0	$471.5	$436.1	94.2%	93.8%	94.8%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2015	2014	2013
	(US dollars in millions)
Revenue	$533.9	$502.6	$460.3
Cost of revenue(1)	342.7	327.7	311.0

Gross profit	191.2	174.9	149.3
Operating expenses:
Selling and marketing expenses(2)	31.1	35.2	30.2
General and administrative expenses(3)	70.0	55.4	57.1
Foreign exchange loss / (gains), net	(4.6)	11.2	5.5
Amortization of intangible assets	24.2	23.8	26.4

Operating profit	70.5	49.4	30.1
Other income, net	(11.9)	(9.5)	(4.8)
Finance expense	1.3	2.9	3.6

Profit before income taxes	81.0	55.9	31.3
Provision for income taxes	22.4	14.3	9.9

Profit	$58.6	$41.6	$21.4

Notes:

(1)	Includes share-based compensation expense of $0.9 million for fiscal 2015, $1.3 million for fiscal 2014 and $1.0 million for fiscal 2013.
(2)	Includes share-based compensation expense of $0.8 million for fiscal 2015, $0.6 million for fiscal 2014 and $0.4 million for fiscal 2013.
(3)	Includes share-based compensation expense of $7.9 million for fiscal 2015, $5.0 million for fiscal 2014 and $3.9 million for fiscal 2013.

Fiscal 2015 Compared to Fiscal 2014

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2015	2014	Change	% Change
	(US dollars in millions)
Revenue	$533.9	$502.6	$31.3	6.2%

The increase in revenue of $31.3 million was primarily attributable to revenue from new clients of $17.5 million and an increase in revenue from existing clients of $4.7 million. In addition, we had an increase in hedging gain on our revenue by $9.1 million to $2.9 million in fiscal 2015 from a hedging loss of $6.2 million in fiscal 2014. The increase in revenue was primarily due to higher volumes in our utilities, shipping and logistics, consulting and professional services and healthcare verticals, and included approximately $3.0 million of one-time benefits received in fiscal 2015 relating to performance-based incentives, gain sharing and the removal of foreign exchange collars from certain client contracts. The increase in revenue was partially offset by the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2014 and 2013, a reduction in pricing and productivity discounts under our new contract with Aviva MS and lower volumes in our banking and financial services vertical. Further our research and analytics and finance and accounting units grew by 16.4% and 14.1%, respectively, in fiscal 2015 and now represent 12.5% and 20.0%, respectively, of our revenue in fiscal 2015.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2015	2014	2015	2014
	(US dollars in millions)
UK	$281.9	$265.0	52.8%	52.7%
North America (primarily the US)	138.5	137.4	25.9%	27.3%
Europe (excluding the UK)	28.8	27.0	5.4%	5.4%
South Africa	17.4	20.5	3.3%	4.1%
Australia	34.2	18.5	6.4%	3.7%
Rest of world	33.1	34.2	6.2%	6.8%

Total	$533.9	$502.6	100.0%	100.0%

The increase in revenue from the UK region was primarily attributable to higher volumes in our shipping and logistics, banking and financial services, healthcare, travel and utilities verticals, partially offset by a reduction in pricing and productivity discounts under our new contract with Aviva MS. The increase in revenue from Australia region was primarily attributable to higher volumes in our insurance and utilities verticals. The increase in revenue from Europe (excluding the UK) region was primarily due to higher volumes in our healthcare, retail and CPG, consulting and professional services, shipping and logistics, and insurance verticals. The increase in revenue in North America (primarily the US) was primarily due to higher volumes in our healthcare vertical, partially offset by lower volumes in our insurance, consulting and professional services and utilities verticals and the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2014 and 2013. The decrease in revenue from South Africa region was primarily attributable to lower volumes in our banking and financial services vertical. The decrease in revenue from the Rest of world region was primarily attributable to lower volumes in our consulting and professional services and insurance verticals, partially offset by higher volumes in our travel, healthcare, retail and CPG, and shipping and logistics verticals.

Revenue Less Repair Payments

The following table sets forth our revenue less repair payment and percentage change in revenue less repair payments for the periods indicated:

	Year ended March 31,
	2015	2014	Change	% Change
	(US dollars in million)
Revenue less repair payments	$503.0	$471.5	$31.5	6.7%

The increase in revenue less repair payments of $31.5 million was primarily attributable to revenue less repair payments from new clients of $17.5 million and an increase in revenue less repair payments from existing clients of $4.7 million. In addition, we had an increase in hedging gain on our revenue less repair payments by $9.1 million to $2.9 million in fiscal 2015 from a hedging loss of $6.2 million in fiscal 2014. The increase in revenue less repair payments was primarily due to higher volumes in our utilities, shipping and logistics, consulting and professional services and healthcare verticals, and included $3.0 million of one-time benefits received in fiscal 2015 relating to performance-based incentives, gain sharing and removal of foreign exchange collars from certain client contracts. The increase in revenue less repair payments was partially offset by the impact of a lower volume of business from one of our top five clients by revenue less repair payments contribution in fiscal 2014 and 2013, a reduction in pricing and productivity discounts under our new contract with Aviva MS and lower volumes in our banking and financial services vertical. Further our research and analytics and finance and accounting units grew by 16.4% and 14.1%, respectively, in fiscal 2015 and now represent 13.2% and 21.2%, respectively, of our revenue less repair payments in fiscal 2015.

Revenue Less Repair Payments by Geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Year ended March 31,
	2015	2014	2015	2014
	(US dollars in millions)
UK	$251.1	$233.8	49.9%	49.6%
North America (primarily the US)	138.5	137.4	27.5%	29.1%
Europe (excluding the UK)	28.8	27.1	5.7%	5.7%
South Africa	17.4	20.5	3.5%	4.4%
Australia	34.2	18.5	6.8%	3.9%
Rest of world	33.1	34.2	6.6%	7.4%

Total	$503.0	$471.5	100.0%	100.0%

The increase in revenue less repair payments from the UK region was primarily attributable to higher volumes in our shipping and logistics, banking and financial services, healthcare, travel and utilities verticals, partially offset by a reduction in pricing and productivity discounts under our new contract with Aviva MS. The increase in revenue less repair payments from Australia region was primarily attributable to higher volumes in our insurance and utilities verticals. The increase in revenue less repair payments from Europe (excluding the UK) region was primarily due to higher volumes in our healthcare, retail and CPG, consulting and professional services, shipping and logistics, and insurance verticals. The increase in revenue less repair payments in North America (primarily the US) was primarily due to higher volumes in our healthcare vertical, partially offset by lower volumes in our insurance, consulting and professional services and utilities verticals and the impact of a lower volume of business from one of our top five clients by revenue less repair payments contribution in fiscal 2014 and 2013. The decrease in revenue less repair payments from South Africa region was primarily attributable to lower volumes in our banking and financial services vertical. The decrease in revenue less repair payments from the Rest of world region was primarily attributable to lower volumes in our consulting and professional services and insurance verticals, partially offset by higher volumes in our travel, healthcare, retail and CPG, and shipping and logistics verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Employee costs	$199.8	$184.7	$15.1
Facilities costs	64.7	61.3	3.3
Repair payments	30.9	31.1	(0.2)
Depreciation	13.9	13.5	0.4
Travel costs	9.5	10.9	(1.4)
Legal and professional costs	7.3	10.9	(3.5)
Other costs	16.8	15.3	1.4

Total cost of revenue	$342.7	$327.7	$15.0

As a percentage of revenue	64.2%	65.2%

The increase in cost of revenue was primarily due to an increase in employee costs due to higher headcount and wage increments, an increase in facilities costs due to an expansion of facilities in Pune and Chennai, India and the addition of new facilities in US, South Africa and China and an increase in other costs due to an increase in costs associated with providing onshore services and subcontract costs, partially offset by a decrease in legal and professional services due to a decrease in onshore subcontracting costs and a decrease in travel costs. Further, the depreciation of the Indian rupee against the US dollar by an average of 1.2% in fiscal 2015 as compared to the average exchange rate in fiscal 2014 resulted in an overall decrease of approximately $2.0 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Gross profit	$191.2	$174.9	$16.2
As a percentage of revenue	35.8%	34.8%
As a percentage of revenue less repair payments	38.0%	37.1%

Gross profit was higher primarily due to higher revenue as discussed above. Gross profit as a percentage of revenue and revenue less repair payments similarly increased primarily due to higher revenue as discussed above. We had an increase in hedging gain on our revenue less repair payments by $9.1 million to $2.9 million in fiscal 2015 from a hedging loss of $6.2 million in fiscal 2014. Further, the depreciation of the Indian rupee against the US dollar in fiscal 2015 by an average of 1.2% as compared to the average exchange rate in fiscal 2014 partially reduced our cost of revenue.

During fiscal 2015, our built up seats increased by 3.5% from 23,503 as at the end of fiscal 2014 to 24,316 as at the end of fiscal 2015 when we expanded facilities in Pune and Chennai, India and the addition of new facilities in US, South Africa and China. This was part of our strategy to expand our delivery capabilities, including in the SEZ in India. Our total headcount increased by 6.9% from 27,020 to 28,890 during the same period, resulting in an increase in our seat utilization rate from 1.16 in fiscal 2014 to 1.17 in fiscal 2015. This 0.1 increase in our seat utilization rate increased our gross profit as a percentage of revenue by approximately 0.01% and increased our gross profit as a percentage of revenue less repair payments by approximately 0.02%.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Employee costs	$23.1	$26.4	$(3.3)
Other costs	8.0	8.8	(0.8)

Total selling and marketing expenses	$31.1	$35.2	$(4.2)

As a percentage of revenue	5.8%	7.0%
As a percentage of revenue less repair payments	6.2%	7.5%

The decrease in selling and marketing expenses was primarily due to a decrease in employee costs as a result of a decrease in sales headcount, and lower legal and professional expenses and marketing costs.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Employee costs	$48.3	$39.8	$8.5
Other costs	21.7	15.6	6.1

Total general and administrative expenses	$70.0	$55.4	$14.6

As a percentage of revenue	13.1%	11.0%
As a percentage of revenue less repair payments	13.9%	11.7%

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries, higher other costs including facilities costs and miscellaneous costs, including additional costs related to increased corporate social responsibility spending as mandated by the Indian Companies Act, 2013.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(4.6)	$11.2	$(15.7)

The higher foreign exchange gains were primarily due to higher hedging gains of $16.4 million from our rupee-denominated contracts as a result of better hedging rates against the US dollar, partially offset by higher foreign currency revaluation losses by $0.6 million to a loss of $1.2 million in fiscal 2015 from a loss of $0.6 million in fiscal 2014.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Amortization of intangible assets	$24.2	$23.8	$0.4

The increase in amortization of intangible assets was primarily attributable to an increase in software related assets from our India facilities, partially offset by the depreciation of the Indian rupee against the US dollar in fiscal 2015 by an average of 1.2% as compared to the average exchange rate in fiscal 2014.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Operating profit	$70.5	$49.4	$21.1
As a percentage of revenue	13.2%	9.8%
As a percentage of revenue less repair payments	14.0%	10.5%

Operating profit as a percentage of revenue and revenue less repair payments is higher due to higher revenue, higher foreign exchanges gains and lower selling and marketing expenses, partially offset by higher general and administrative expenses, higher cost of revenue and higher amortization expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Other income, net	$11.9	$9.5	$2.4

Other income was higher primarily on account of higher interest income due to higher cash balance and better yield from investments in FMP and the sale of assets from closed facilities in Gurgaon, Chennai and Bangalore, due to the transfer of our facilities to new locations and consolidation of operations, partially offset by dividend distribution tax on liquid mutual funds on account of a change in Indian tax law pursuant to the India Finance Act 2014.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Finance expense	$1.3	$2.9	$(1.6)

Finance expense decreased primarily due to lower interest cost as a result of lower borrowings following scheduled repayments of our short term and long term loans.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Provision for income taxes	$22.4	$14.3	$8.1

The increase in provision for income taxes was primarily on account of higher taxable profits. The provision for income taxes for fiscal 2015 also includes a $1.7 million provision on account of a change in Indian tax law pursuant to the India Finance Act 2014, as a result of which a number of our investments in debt FMPs, which we have held for less than 36 months are required to be re-categorized as short term capital assets, which are subject to higher tax rates.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Profit	$58.6	$41.6	$17.0
As a percentage of revenue	11.0%	8.3%
As a percentage of revenue less repair payments	11.7%	8.8%

The increase in profit was primarily on account of higher operating profit, other income and lower finance expense, partially offset by higher provision for income taxes.

Fiscal 2014 Compared to Fiscal 2013

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2014	2013	Change	% Change
	(US dollars in millions)
Revenue	$502.6	$460.3	$42.4	9.2%

The increase in revenue of $42.4 million was primarily attributable to an increase in revenue from existing clients of $30.1 million and revenue from new clients of $12.1 million. In addition, we had a decrease in hedging loss on our revenue by $0.2 million to $6.2 million in fiscal 2014 from $6.4 million in fiscal 2013. The increase in revenue was primarily due to higher volumes in our utilities, banking and financial services, insurance, and shipping and logistics verticals, partially offset by lower volumes in our healthcare and public sector verticals.

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

The increase in revenue from the UK region was primarily attributable to higher volumes in our banking and financial services, shipping and logistics, utilities and travel verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our banking and financial services, shipping and logistics, and insurance verticals. The increase in revenue from Australia region was primarily attributable to higher volumes in our insurance vertical. The increase in revenue from South Africa region was primarily attributable to higher volumes in our banking and financial services, travel and retail and CPG verticals. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our healthcare and travel verticals, partially offset by higher volumes in our insurance and consulting and professional services verticals. The decrease in revenue from Europe (excluding the UK) region was primarily due to lower volumes in our banking and financial services, shipping and logistics, and retail and CPG verticals, partially offset by higher volumes in our insurance and healthcare verticals.

Revenue Less Repair Payments

The following table sets forth our revenue less repair payment and percentage change in revenue less repair payments for the periods indicated:

	Year ended March 31,
	2014	2013	Change	% Change
	(US dollars in million)
Revenue less repair payments	$471.5	$436.1	$35.4	8.1%

The increase in revenue less repair payments of $35.4 million was attributable to an increase in revenue less repair payments from existing clients of $23.4 million and revenue less repair payments from new clients of $11.8 million. In addition, we had a decrease in hedging loss on our revenue by $0.2 million to $6.2 million in fiscal 2014 from $6.4 million in fiscal 2013. The increase in revenue less repair payment was primarily due to higher volumes in our utilities, banking and financial services, insurance, and shipping and logistics verticals, partially offset by lower volumes in our healthcare and public sector verticals.

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

The increase in revenue from the UK region was primarily attributable to higher volumes in our banking and financial services, shipping and logistics, utilities and travel verticals. The increase in revenue from the rest of world region was primarily attributable to higher volumes in our banking and financial services, shipping and logistics, and insurance verticals. The increase in revenue less repair payments from Australia region was primarily attributable to higher volumes in our insurance vertical. The increase in revenue from South Africa region was primarily attributable to higher volumes in our banking and financial services, travel and retail and CPG verticals. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our healthcare and travel verticals, partially offset by higher volumes in our insurance and consulting and professional services verticals. The decrease in revenue from Europe (excluding the UK) region was primarily due to lower volumes in our banking and financial services, shipping and logistics, and retail and CPG verticals, partially offset by higher volumes in our insurance and healthcare verticals.

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

The decrease in amortization of intangible assets was primarily attributable to the depreciation of the Indian rupee against the US dollar in fiscal 2014 by an average of 11.0% as compared to the average exchange rate in fiscal 2013.

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

The increase in provision for income taxes was primarily on account of higher taxable profits, partially offset by higher deferred tax credits on losses in some jurisdictions.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2014	2013	Change
	(US dollars in millions)
Profit	$41.6	$21.4	$20.2
As a percentage of revenue	8.3%	4.6%
As a percentage of revenue less repair payments	8.8%	4.9%

The increase in profit was primarily on account of higher operating profit, other income and lower finance expense, partially offset by higher provision for income taxes.

Results by Reportable Segment

For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See note 26 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in IFRS 8 “Operating Segments.” We have separately reported our Auto Claims BPM segment, as it does not meet the aggregation criteria under IFRS 8. Accordingly, pursuant to IFRS 8, we have two reportable segments: WNS Global BPM and WNS Auto Claims BPM.

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

In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

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

The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated:

	Year ended March 31,
	2015		2014		2013
	WNS Global BPM	WNS Auto Claims BPM	WNS Global BPM	WNS Auto Claims BPM	WNS Global BPM	WNS Auto Claims BPM
Segment revenue(1)	$473.1	$61.1	$439.9	$63.0	$405.4	$55.1
Less: Payments to repair centers	—	30.9	—	31.1	—	24.1

Revenue less repair payments(1)	473.1	30.2	439.9	31.9	405.4	31.0
Cost of revenue (excluding payments to repair centers)(2)	292.3	18.9	275.8	19.4	265.8	20.4
Other costs(3)	82.1	5.8	91.5	5.0	82.9	5.5
Segment operating profit	98.7	5.4	72.6	7.4	56.7	5.1
Other (income)/expense, net	(11.1)	(0.8)	(8.6)	(0.9)	(4.0)	(0.8)
Finance expense	1.3	—	2.9	—	3.6	—

Segment profit before income taxes	108.5	6.2	78.3	8.4	57.1	5.9
Provision for income taxes	21.2	1.2	12.3	2.0	8.9	1.0

Segment profit	$87.3	$5.0	$66.0	$6.4	$48.2	$4.9

Notes:

(1)	Segment revenue and revenue less repair payments include inter-segment revenue of $0.2 million for fiscal 2015, $0.3 million for fiscal 2014 and $0.3 million for fiscal 2013.
(2)	Cost of revenue includes inter-segment expenses of $0.2 million for fiscal 2015, $0.3 million for fiscal 2014 and $0.3 million for fiscal 2013, and excludes share-based compensation expenses of $0.9 million for fiscal 2015, and $1.3 million for fiscal 2014 and $1.0 million for fiscal 2013, which are not allocable between our segments.
(3)	Other costs include selling and marketing, general and administrative expense and foreign exchange gain/loss. Excludes share-based compensation expenses of $8.6 million for fiscal 2015, $5.6 million for fiscal 2014 and $4.4 million for fiscal 2013, which are not allocable between our segments.

WNS Global BPM accounted for 88.6% of our revenue and 94.0% of our revenue less repair payments in fiscal 2015 as compared to 87.5% of our revenue and 93.2% of our revenue less repair payments in fiscal 2014, and 88.1% of our revenue and 93.0% of our revenue less repair payments in fiscal 2013.

WNS Global BPM

Segment Revenue. Revenue in the WNS Global BPM segment increased by 7.5% to $473.1 million in fiscal 2015 from $439.9 million in fiscal 2014. This increase was primarily attributable to the increase in the volume of transactions executed for new and existing clients, with $17.4 million being attributable to new clients and $6.7 million being attributable to existing clients, which included approximately $3.0 million of one time benefits received in fiscal 2015 relating to performance based incentives, gain sharing and removal of foreign exchange collars from certain client contracts. In addition, we had an increase in hedging gain on our revenue by $9.1 million to $2.9 million in fiscal 2015 from a hedging loss of $6.2 million in fiscal 2014. The increase was also, to a lesser extent, on account of an appreciation of the pound sterling against the US dollar by an average of 1.5% in fiscal 2015 as compared to the average exchange rate in fiscal 2014.

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

Segment Operating Profit. Segment operating profit in the WNS Global BPM segment increased by 35.9% to $98.7 million in fiscal 2015 from $72.6 million in fiscal 2014. The increase was primarily attributable to higher segment revenue, lower selling and marketing expenses and higher foreign exchange gains, partially offset by higher cost of revenue and higher general and administrative expenses.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $16.4 million to $292.3 million in fiscal 2015 from $275.8 million in fiscal 2014, primarily on account of (i) an increase in employee costs by $14.0 million due to an increase in salary and headcount, (ii) an increase in facilities costs by $2.5 million due to an expansion of facilities in the Pune and Chennai in India and the addition of new facilities in the US, South Africa and China, and (iii) an increase in depreciation cost by $0.6 million. These increases were partially offset by a decrease in travel costs by $1.4 million. Further, the depreciation of the Indian rupee against the US dollar by an average of 1.2% in fiscal 2015 as compared to the average exchange rate in fiscal 2014, resulted in a lower cost of revenue of approximately $2.0 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs decreased by $9.4 million to $82.1 million in fiscal 2015 from $91.5 million in fiscal 2014, primarily on account of (i) an increase in general and administrative expenses by $7.9 million, (ii) a decrease in selling and marketing expenses by $1.3 million, and (iii) an increase in foreign exchange gain by $16.0 million.

The higher foreign exchange gains were primarily due to higher hedging gains of $16.4 million from our rupee-denominated contracts as a result of a depreciation of the Indian rupee against the US dollar, partially offset by higher foreign currency revaluation losses by $0.6 million to a loss of $1.2 million in fiscal 2015 from a gain of $0.6 million in fiscal 2014.

Selling and marketing expenses decreased by $1.3 million to $29.3 million in fiscal 2015 from $30.6 million in fiscal 2014, primarily due to a decrease in employee costs as a result of a decrease in sales headcount and a decrease in legal and professional expenses.

General and administrative expenses increased by $7.9 million to $57.5 million in fiscal 2015 from $49.6 million in fiscal 2014, primarily due to an increase in employee costs as a result of an increase in headcount and wage increments and higher facilities cost, partially offset by the depreciation of the Indian rupee against the US dollar by an average of 1.2% in fiscal 2015 as compared to the average exchange rate in fiscal 2014.

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

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $8.6 million to $91.5 million in fiscal 2014 from $82.9 million in fiscal 2013, primarily on account of (i) an increase in foreign exchange loss by $5.9 million, (ii) an increase in selling and marketing expenses by $3.3 million, and (iii) a decrease in general and administrative expenses by $0.6 million.

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

General and administrative expenses decreased by $0.6 million to $49.6 million in fiscal 2014 from $50.2 million in fiscal 2013, primarily due to a decrease of approximately $3.2 million due to the depreciation of the Indian rupee against the US dollar by an average of 11.0% in fiscal 2014 as compared to the average exchange rate in fiscal 2013 and a decrease in other costs as a result of a decrease in facilities costs, legal and professional expenses and travel expenses, partially offset by an increase in employee costs as a result of an increase in headcount and wage increments.

Segment Profit. Segment profit in the WNS Global BPM segment increased by 32.3% to $87.3 million in fiscal 2015 from $66.0 million in fiscal 2014. The increase in profit was primarily attributable to higher segment revenue, lower general and administrative expenses, higher other income, and lower finance expense, partially offset by higher cost of revenue primarily due to higher employee cost and facilities cost, higher selling and marketing expenses and higher other costs primarily due to higher foreign exchange losses.

The other income, net increased by $2.5 million in fiscal 2015 to $11.1 million from $8.6 million in fiscal 2014.

The finance expense for fiscal 2015 was $1.3 million as compared to $2.9 million in fiscal 2014 due to lower interest cost as a result of lower borrowings following scheduled repayments of our short term and long term loans.

Provision for income taxes in fiscal 2015 was $21.2 million as compared to $12.3 million in fiscal 2014. The increase in provision for income taxes was primarily on account of higher profits. The provision for income taxes for fiscal 2015 also includes a $1.7 million provision on account of a change in Indian tax law pursuant to the India Finance Act 2014, as a result of which a number of our investments in debt FMPs which we have held for less than 36 months are required to be re-categorized as short term capital assets, which are subject to higher tax rates.

Segment profit in the WNS Global BPM segment increased by 37.1% to $66.0 million in fiscal 2014 from $48.2 million in fiscal 2013. The increase in profit was primarily attributable to higher segment revenue, lower selling and marketing expenses, higher hedging gains, higher other income, and lower finance expense, partially offset by higher cost of revenue and higher general and administrative expenses.

The other income, net increased by $4.6 million in fiscal 2014 to $8.6 million from $4.0 million in fiscal 2013.

The finance expense for fiscal 2014 was $2.9 million as compared to $3.6 million in fiscal 2013 due to lower interest cost on account of full and partial repayment of certain of our term loans.

Provision for income taxes in fiscal 2014 was $12.3 million as compared to $8.9 million in fiscal 2013. The increase in provision for income taxes was primarily on account of higher taxable profits, partially offset by higher deferred tax credits on losses in some jurisdictions.

WNS Auto Claims BPM

Segment Revenue. Revenue in the WNS Auto Claims BPM segment decreased by $1.9 million to $61.1 million in fiscal 2015 from $63.0 million in fiscal 2014. The decrease was primarily on account of a decrease in revenue from existing clients of $2.0 million and revenue from new clients of $0.1 million. The increase was also, to a lesser extent, on account of an appreciation of the pound sterling against the US dollar by an average of 1.5% in fiscal 2015 as compared to the average exchange rate in fiscal 2014. Payments made to repair centers in fiscal 2015 decreased by $0.2 million to $30.9 million from $31.1 million in fiscal 2014.

Revenue less repair payments in this segment decreased by 5.3% to $30.2 million in fiscal 2015 from $31.9 million in fiscal 2014 primarily due to lower volume of business of $1.7 million from existing clients, partially offset by revenue less repair payments from new clients of $0.1 million.

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

Revenue less repair payments in this segment increased by 2.8% to $31.9 million in fiscal 2014 from $31.0 million in fiscal 2013 primarily due to revenue from new clients of $1.4 million, partially offset by a lower volume of business of $0.5 million from existing clients.

Segment Operating Profit. Segment operating profit decreased by $2.0 million to $5.4 million in fiscal 2015 from $7.4 million in fiscal 2014. The decrease was primarily on account of a decrease in revenue less repair payments, higher general and administrative expenses and higher hedging losses, partially offset by lower cost of revenue (excluding payments to repair centers) and selling and marketing expenses.

Our cost of revenue (excluding payments to repair centers), decreased by $0.5 million to $18.9 million in fiscal 2015 from $19.4 million in fiscal 2014. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in facilities cost by $0.9 million and depreciation cost by $0.2 million, partially offset by an increase in our employee costs by $0.5 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain or loss. Our other costs increased by $0.8 million to $5.8 million in fiscal 2015 from $5.0 million in fiscal 2014, primarily on account of an increase in general and administrative expenses by $3.6 million to $4.6 million in fiscal 2015 from $1.1 million in fiscal 2014 and an increase in foreign exchange losses by $0.3 million to a loss of $0.1 million in fiscal 2015 from a gain of $0.1 million in fiscal 2014, partially offset by lower selling and marketing expenses by $3.0 million to $1.0 million in fiscal 2015 from $4.0 million in fiscal 2014.

Segment operating profit increased by $2.3 million to $7.4 million in fiscal 2014 from $5.1 million in fiscal 2013. The increase was primarily on account of an increase in revenue less repair payments, lower cost of revenue (excluding payments to repair centers), and lower general and administrative expenses, partially offset by higher selling and marketing expenses.

Our cost of revenue (excluding payments to repair centers), decreased by $1.0 million to $19.4 million in fiscal 2014 from $20.4 million in fiscal 2013. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in facilities cost by $1.4 million, and depreciation cost by $0.4 million, partially offset by an increase in our employee costs by $0.9 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain or loss. Our other costs decreased by $0.5 million to $5.0 million in fiscal 2014 from $5.5 million in fiscal 2013, primarily on account of a decrease in general and administrative expenses by $1.9 million to $1.1 million in fiscal 2014 from $3.0 million in fiscal 2013, a decrease in foreign exchange losses by $0.2 million to a gain of $0.1 million in fiscal 2014 from a loss of $0.1 million in fiscal 2013, partially offset by higher selling and marketing expenses by $1.5 million to $4.0 million in fiscal 2014 from $2.5 million in fiscal 2013.

Segment Profit. Segment profit decreased by $1.3 million to $5.0 million in fiscal 2015 from $6.4 million in fiscal 2014. The decrease was primarily attributable to lower operating profit and a decrease in other income, net.

The other income, net in fiscal 2015 was an income of $0.8 million compared to an income of $0.9 million in fiscal 2014.

Provision for income taxes in fiscal 2015 was $1.2 million as compared to $2.0 million in fiscal 2014. The provision for income taxes in fiscal 2015 was lower primarily on account of lower taxable profits.

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

	Fiscal 2015				Fiscal 2014
	Three months ended				Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
	(Unaudited, US dollars in millions)
Revenue	$132.9	$136.0	$134.1	$131.0	$130.3	$127.1	$123.1	$122.1
Cost of revenue	86.8	85.1	84.5	86.2	81.9	81.7	79.7	84.4

Gross Profit	46.0	50.8	49.5	44.8	48.3	45.5	43.4	37.7
Operating expenses:
Selling and marketing expenses	7.5	7.7	8.2	7.7	9.5	8.9	9.0	7.8
General and administrative expenses	17.9	18.8	17.0	16.2	14.2	13.1	13.0	15.0
Foreign exchange loss / (gains), net	(3.4)	(1.8)	(0.7)	1.3	2.7	3.3	4.6	0.5
Amortization of intangible assets	6.0	6.0	6.0	6.1	5.9	5.8	5.8	6.2

Operating profit	17.9	20.1	18.9	13.5	15.9	14.4	10.9	8.2
Other (income) expense, net	(2.8)	(3.1)	(2.9)	(3.1)	(3.1)	(2.5)	(1.8)	(2.2)
Finance expense	0.2	0.3	0.3	0.5	0.7	0.7	0.8	0.8
Provision for income taxes	5.9	6.3	6.2	4.0	4.9	3.9	2.6	2.8

Profit	14.7	16.5	15.3	12.1	13.4	12.2	9.3	6.7

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2015				Fiscal 2014
	Three months ended				Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
	(Unaudited)
Gross profit as a percentage of revenue	34.7%	37.4%	36.9%	34.2%	37.1%	35.8%	35.3%	30.9%
Operating income as a percentage of revenue	13.5%	14.8%	14.1%	10.3%	12.2%	11.3%	8.9%	6.7%
Gross profit as a percentage of revenue less repair payments	36.5%	39.6%	39.1%	36.7%	39.4%	38.0%	37.6%	33.2%
Operating income as a percentage of revenue less repair payments	14.3%	15.6%	15.0%	11.1%	13.0%	12.0%	9.4%	7.2%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2015				Fiscal 2014
	Three months ended				Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
	(Unaudited, US dollars in millions)
Revenue	$132.9	$136.0	$134.1	$131.0	$130.3	$127.1	$123.1	$122.1
Less: Payments to repair centers	6.8	7.6	7.5	8.9	7.5	7.5	7.7	8.4

Revenue less repair payments	$126.1	$128.4	$126.5	$122.1	$122.7	$119.6	$115.4	$113.8

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our long term debt, obligations under operating leases for office space, which represent minimum lease payments for office space, short term line of credit, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2015 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in thousands)
Long term debt	$12,841	$12,841	$—	$—	$—
Operating leases	81,529	18,225	25,266	14,910	23,128
Short term line of credit	12,881	12,881	—	—	—
Purchase obligations	3,107	3,107	—	—	—

Total	$110,358	$47,054	$25,266	$14,910	$23,128

Uncertain income tax liabilities totaling $14.5 million are excluded from the table because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2012 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 3,046.6 million ($48.6 million based on the exchange rate on March 31, 2015) in additional taxes, including interest of 1,078.9 million ($17.2 million based on the exchange rate on March 31, 2015).

The following sets forth the details of these orders of assessment:

Entities	Tax year(s)	Amount demanded (including interest)			Interest on amount Demanded
	( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(2.9	)(1)	60.0	$(1.0	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.4	)(1)	8.6	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	531.0	$(8.5	)(1)	173.8	$(2.7	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.1	)(1)	24.1	$(0.4	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.6	)(1)	31.9	$(0.5	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	34.3	$(0.4	)(1)	10.8	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	819.6	$(13.1	)(1)	344.1	$(5.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	41.4	$(0.7	)(1)	13.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2009	973.9	$(15.5	)(1)	336.8	$(5.3	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	21.1	$(0.3	)(1)	4.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2010	60.2	$(1.0	)(1)	23.5	$(0.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2010	1.8	$(0.1	)(1)	0.4	$(0.1	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2011	6.6	$(0.1	)(1)	—	$—	(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2012	170.0	$(2.7	)(1)	44.5	$(0.7	)(1)
Total		3,046.6	$(48.6	)(1)	1,078.9	$(17.2	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2015.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited, or WNS BCS, each of which is our Indian subsidiary, as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2015, we have provided a tax reserve of 906.8 million ($14.5 million based on the exchange rate on March 31, 2015) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,482.2 million ($39.6 million based on the exchange rate on March 31, 2015) in additional taxes, including interest of 770.5 million ($12.3 million based on the exchange rate on March 31, 2015). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2015, corporate tax returns for fiscal years 2012 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.6 million based on the exchange rate on March 31, 2015) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Liquidity and Capital Resources

Our capital requirements are principally for debt repayment and the establishment of operating facilities to support our growth and acquisitions, and for fiscal 2016, to fund the repurchase of ADSs under our share repurchase program, as described in further detail below, see “— Share Repurchases”. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at March 31, 2015, we had cash and cash equivalents of $32.4 million which were primarily held in US dollars, Indian rupees, pound sterling and Philippines pesos. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments includes marketable securities consisting of bank deposits, liquid mutual funds and FMPs, which totaled $133.5 million as at March 31, 2015. Our investment in FMPs represents investments in mutual funds scheme wherein the mutual fund has invested in certificates of deposit issued by banks in India.

As at March 31, 2015, our Indian subsidiary, WNS Global, had a secured line of credit of 900.0 million ($14.4 million based on the exchange rate on March 31, 2015) from The Hongkong and Shanghai Banking Corporation Limited, and an unsecured lines of credit of $15.0 million from BNP Paribas, 1,200.0 million ($19.2 million based on the exchange rate on March 31, 2015) from Citibank N.A. and 810.0 million ($12.9 million based on the exchange rate on March 31, 2015) from Standard Chartered Bank. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2015, 740.7 million ($11.8 million based on the exchange rate on March 31, 2015) was utilized for working capital requirements from these lines of credit.

Our China subsidiary, Business Applications Associates Beijing Limited, had obtained a term loan facility of RMB1.25 million ($0.2 million based on the exchange rate on March 31, 2015) and a line of credit of RMB2.5 million ($0.4 million based on the exchange rate on March 31, 2015) from HSBC Bank (China) Company Limited pursuant to a facility agreement dated April 10, 2013. Both these facilities were fully repaid as at March 31, 2014.

In March 2012, WNS Global obtained two new three year term loan facilities consisting of a 510.0 million ($8.1 million based on the exchange rate on March 31, 2015) rupee-denominated loan, which was fully repaid on March 12, 2014, and a $7.0 million US dollar-denominated loan. In March 2012, our UK subsidiary, WNS UK, also obtained a new three-year term loan for £6.1 million ($9.0 million based on the exchange rate on March 31, 2015), rolled over its £9.9 million ($14.6 million based on the exchange rate on March 31, 2015) two-year term loan (which was originally scheduled to mature in July 2012) for another three-year term, and renewed its £9.9 million ($14.6 million based on the exchange rate on March 31, 2015) working capital facility (which was originally scheduled to mature in July 2012) until March 31, 2016.

Details of these loan facilities are described below.

•	WNS Global obtained from HDFC Bank Ltd., or HDFC, a three-year rupee-denominated term loan of 510.0 million ($8.1 million based on the exchange rate on March 31, 2015) which was fully drawn on March 12, 2012. The loan was for the purpose of financing certain capital expenditures incurred during the period from April 2011 to December 2011. The interest on the loan was 11.25% per annum for the first year, which was reset at the rate of 10.3% per annum for the second year. Interest was payable on a monthly basis. The principal amount was repayable in two equal installments on January 30, 2015 and February 27, 2015. Repayment of the loan was guaranteed by WNS and secured by a charge over our Pune property. This charge ranked pari passu with other charges over the property in favor of other lenders. We were subject to certain covenants in respect of this loan, including restrictive covenants relating to our total debt to EBITDA ratio, total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the term sheet relating to this loan. In connection with this rupee-denominated term loan, we had entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan which had resulted in the loan bearing an effective interest rate to us of 5.78% per annum. On March 12, 2014, WNS Global prepaid the entire loan and there was no amount outstanding under the loan as at March 31, 2015.

•	WNS Global obtained from HSBC Bank (Mauritius) Limited a three-year term loan facility for $7.0 million. On April 16, 2012, June 20, 2012, and August 16, 2012, we drew down $2.0, $3.0 and $2.0 million, respectively, from this facility. The facility was utilized for the purpose of funding WNS Global’s capital expenditure plans for fiscal 2013 in compliance with the Reserve Bank of India’s guidelines on “External Commercial Borrowings and Trade Credits.” Prior to July 16, 2014, the facility bore interest at a rate of US dollar LIBOR plus a margin of 3.5% per annum. Effective July 16, 2014, the margin was reduced to 3.1% per annum. Interest is payable on a quarterly basis. The principal amount of each tranche is repayable at the end of three years from the date of drawdown of such tranche. We made a scheduled repayment of $2.0 million on April 16, 2015. Repayment of the loan under the facility is guaranteed by WNS and secured by a charge over our Pune property. This charge ranks pari passu with other charges over the property in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our debt to EBITDA ratio, debt to adjusted tangible net worth ratio, EBITDA to debt service coverage ratio and fixed asset coverage ratio, each as defined therein. A change in the largest shareholder of WNS together with a loss of 10% of our clients by revenue within two quarters of the change may also constitute an event of default under this facility agreement. As at March 31, 2015, $7.0 million was outstanding under this facility.

•	WNS UK obtained from HSBC Bank plc. an additional three-year term loan facility for £6.1 million ($9.0 million based on the exchange rate on March 31, 2015), which was fully drawn on March 30, 2012. WNS UK also rolled over on March 30, 2012 its existing term loan of £9.9 million ($14.6 million based on the exchange rate on March 31, 2015) from HSBC Bank plc. (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015. The facilities are for the purpose of providing inter-company loans within our company and funding capital expenditures. The facilities bear interest at Bank of England base rate plus a margin of 2.25% per annum. Interest is payable on a quarterly basis. 20% of the principal amount of each loan is repayable at the end of each of 18, 24 and 30 months after drawdown and a final installment of 40% of the principal amount of each loan is repayable at the end of 36 months after drawdown. We have made scheduled installment repayments aggregating £5.9 million ($8.8 million based on exchange rate on March 31, 2015) on the £9.9 million ($14.6 million based on exchange rate on March 31, 2015) term loan. As at March 31, 2015, the £6.1 million ($9.0 million based on exchange rate on March 31, 2015) term loan was fully repaid and £4.0 million ($5.9 million based on exchange rate on March 31, 2015) was outstanding under the £9.9 million term loan. Repayment of each loan is guaranteed by WNS, WNS (Mauritius) Limited, WNS Capital Investments Limited, WNS UK and AHA, and secured by pledges of shares of WNS (Mauritius) Limited and WNS Capital Investments Limited, a charge over the bank account of WNS Capital Investments Limited, and fixed and floating charges over the respective assets of WNS UK and AHA. The facility agreements contain certain covenants, including restrictive covenants relating to further borrowing by the borrower, total debt to EBITDA ratio, our total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the facility agreement.

•	WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($14.6 million based on the exchange rate on March 31, 2015) until March 31, 2016. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum and was renewed at the existing rate. Interest is payable on a quarterly basis. Repayment of this facility is guaranteed by WNS, WNS UK and AHA, and secured by fixed and floating charges over the respective assets of WNS UK and AHA. The facility agreements contain covenants similar to those contained in WNS UK’s term loan facilities described above. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2015, £0.7 million ($1.1 million based on the exchange rate on March 31, 2015) was utilized for working capital requirements from the above stated lines of credit.

•	As at March 31, 2015, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($2.5 million based on the exchange rate on March 31, 2015) from The HSBC Bank plc. This line of credit can be withdrawn by the lender at any time. As at March 31, 2015, there was no outstanding amount under this facility.

•	In September 2010, WNS Global Services Philippines Inc. obtained a $3.2 million three-year secured term loan facility from The Hongkong and Shanghai Banking Corporation Limited. This facility was repaid in three equal installments on September 28, 2012, March 28, 2013 and September 27, 2013. The loan bore interest at the three-month US dollar LIBOR plus a margin of 3% per annum. Following the full repayment of the facility on September 27, 2013, the security provided under the facility has been released.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to meet our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to meet our debt repayment obligations, capital expenditures and working capital needs. We currently expect our capital expenditures needs in fiscal 2016 to be between $21.0 million to $25.0 million, a significant amount of which we expect to spend on infrastructure build-out and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2015, we had commitments for capital expenditures of $3.1 million relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $2.3 million in India, approximately $0.2 million in the UK, approximately $0.2 million in Europe (excluding the UK), approximately $0.1 million in South Africa and approximately $0.3 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. Further, under the current volatile conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet some of our existing debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future consider making acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of indebtedness and working capital. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for fiscal 2015, 2014 and 2013:

	Year ended March 31,
	2015	2014	2013
	(US dollars in millions)
Net cash provided by operating activities	$95.5	$81.4	$64.8
Net cash used in investing activities	$(40.2)	$(50.9)	$(89.5)
Net cash provided by/ (used in) financing activities	$(54.9)	$(14.9)	$13.2

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $95.5 million for fiscal 2015 from $81.4 million for fiscal 2014. The increase in net cash provided by operating activities for fiscal 2015 as compared to fiscal 2014 was attributable to an increase in profit as adjusted by non-cash related items by $11.1 million, an increase in cash inflow from working capital changes by $5.7 million, a decrease in interest paid by $1.6 million and an increase in interest received by $0.1 million which was partially offset by an increase in taxes paid by $4.4 million.

The increase in profit as adjusted for non-cash related items by $11.1 million was primarily on account of (i) an increase in profit by $17.0 million, (ii) an increase in current tax expense by $5.1 million, (iii) a decrease in deferred tax credit by $3.0 million, (iv) an increase in share based compensation expense by $2.6 million, (v) an increase in allowance for doubtful debts by $1.2 million, (vi) an increase in depreciation and amortization expense by $0.8 million, and (vii) a decrease in unrealized hedging gain by $0.5 million.

This increase was partially offset by (i) a decrease in unrealized exchange losses by $14.5 million, (ii) a decrease in interest expense by $1.6 million, (iii) a decrease in deferred rent expense by $0.6 million, (iv) an increase in dividend income by $1.3 million on account of our investment in marketable securities, (v) an increase in mark to market gain on fixed maturity plans by $0.6 million, and (vi) an increase in gain on sale of property and equipment by $0.6 million.

Cash flow from working capital changes increased by $5.7 million for fiscal 2015 as compared to fiscal 2014, primarily as a result of a decrease in cash outflow towards settlement of other liabilities primarily due to settlement of accrued expenses by $8.7 million, an increase in cash inflow from other advances by $1.7 million which was partially offset by a decrease in cash inflows from accounts receivables primarily due to an increase in unbilled receivables by $3.8 million and an increase in payments towards accounts payables by $1.2 million.

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

Cash Flows from Investing Activities

Net cash used in investing activities decreased to $40.2 million for fiscal 2015 from $50.9 million for fiscal 2014. Investing activities in fiscal 2015 and fiscal 2014 consisted of the following: (i) net amount invested in marketable securities in fiscal 2015 of $78.4 million as compared to a net sale of marketable securities of $23.6 million in fiscal 2014, (ii) proceeds received from sale of fixed maturity plans was $66.1 million in fiscal 2015 as compared to a outflow towards purchase of fixed maturity plans of $50.5 million in fiscal 2014, (iii) investment in fixed deposits of $9.6 million in fiscal 2015 as compared to nil fixed deposits investments in fiscal 2014, (iv) an amount of $0.3 million paid towards acquisitions of certain assets and the workforce from iSoftStone in fiscal 2015 as compared to $7.6 million in on account of payment towards the settlement of the second and final installment of the purchase consideration of the Fusion acquisition in fiscal 2014, (v) the capital expenditures of $23.0 million incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers, for fiscal 2015, which represented an increase of $3.4 million as compared to fiscal 2014, and (vi) dividend received in fiscal 2015 increased to $4.4 million from $3.1 million in fiscal 2014.

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

Cash Flows from Financing Activities

Net cash used in financing activities was $54.9 million for fiscal 2015, as compared to $14.9 million for fiscal 2014. Financing activities primarily consisted of (i) repayments of long term debt taken by WNS UK of $12.0 million in fiscal 2015 as compared to repayments of long term debt taken by WNS Global of $8.5 million, by WNS UK of $7.3 million and by WNS Global Services Philippines Inc. of $1.1 million in fiscal 2014, and (ii) repayment of short term debt taken by WNS Global of $39.2 million and by WNS UK of $4.3 million in fiscal 2015 as compared to a short term debt taken by WNS Global of $7.2 million, partially offset by short term debt repaid by WNS UK of $5.6 million in fiscal 2014.

Net cash used in financing activities was $14.9 million for fiscal 2014, as compared to $13.2 million provided by financing activities for fiscal 2013. Financing activities primarily consisted of (i) repayments of long term debt taken by WNS Global of $8.5 million, by WNS UK of $7.3 million and by WNS Global Services Philippines Inc. of $1.1 million in fiscal 2014 as compared to a repayment of a long term debt taken by WNS (Mauritius) Limited of $24.0 million and by WNS Global Services Philippines Inc. of $2.1 million and a debt taken by WNS Global of $7.0 million in fiscal 2013, and (ii) short term debt taken by WNS Global of $7.2 million, partially offset by short term debt repayment by WNS UK of $5.6 million in fiscal 2014 as compared to a short term debt taken by WNS Global of $21.3 million and by WNS UK of $11.0 million in fiscal 2013.

Share Repurchases

In March 2015, our shareholders authorized a share repurchase program for the repurchase of up to 1.1 million of our ADSs, each representing one ordinary share, at a price range of $10 to $30 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 12 months from April 1, 2015. We intend to fund the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion.

New Accounting Pronouncements Not Yet Adopted by our Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2015 or later periods. Those which are considered to be relevant to our operations are set out below.

i.	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”

•	IAS 18 “Revenue”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRIC 15 “Agreements for the Construction of Real Estate”

•	IFRIC 18 “Transfers of Assets from Customers”

•	SIC-31 “Revenue - Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

ii.	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

Key requirements of IFRS 9:

i.	Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (‘FVTPL’)

•	fair value through other comprehensive income (‘FVTOCI’)

•	amortized cost

ii.	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

iii.	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

iv.	Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

v.	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i.	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

ii.	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

We are currently evaluating the impact of this new standard on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at March 31, 2015) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon(1)(2)	61	Non-Executive Chairman
Albert Aboody(3)	67	Director
Anthony A. Greener(1)(4)	74	Director
Gareth Williams(5)	62	Director
Jeremy Young(6)	49	Director
John Freeland(6)(7)	61	Director
Keshav R. Murugesh	51	Director and Group Chief Executive Officer
Michael Menezes(6)	62	Director
Renu S. Karnad(1)(2)	62	Director
Executive Officers
Keshav R. Murugesh	51	Group Chief Executive Officer
Sanjay Puria	41	Group Chief Financial Officer
Ronald Gillette	58	Chief Operating Officer
Swaminathan Rajamani	38	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Audit Committee
(4)	Chairman of our Nominating and Corporate Governance Committee.
(5)	Chairman of our Compensation Committee.
(6)	Member of our Audit Committee.
(7)	Appointed as a director of our company with effect from September 1, 2014

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. In January 2014 he was appointed as the Non-Executive Chairman of the Board. He is currently a member of the Board of Directors and Chairman of the Audit and Finance Committees of Williams-Sonoma, Inc. and member of the Board of Directors and Chairman of the Audit Committee of Wonga Group Ltd. During his career, he has served as a member of the Board of NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. He has also held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President—Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in economics. The business address of Mr. Dillon is 490 University Avenue, Los Altos, CA 94022, USA.

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

Sir Anthony A. Greener was appointed to our Board of Directors in June 2007. He was the Deputy Chairman of British Telecom from 2001 to 2006 and Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently Chairman of the St Giles Trust (since 2009), and the Minton Trust (since 2007). He is a Director of Williams-Sonoma Inc. (since 2007), and United Church Schools which is now known as United Learning (since 2005). He was a Director of Robert Mondavi from 2000 to 2005. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry and is also a Fellow Member of the Chartered Institute of Management Accountants. The business address of Sir Anthony is the Minton Trust, Dores Hill, North Sydmonton, Newbury, Berkshire RG20 9AF, England.

Gareth Williams was appointed to our Board of Directors in January 2014. Currently Mr. Williams serves as the Non-Executive Director of YSC and as an independent director of Saga plc. He also served as the advisor to the CEO of Diageo Plc until June 2014. Prior to his appointment to our Board, he was Director Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from Warwick University. The business address of Mr. Williams is High Trees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, UK.

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

John Freeland was appointed to our Board of Directors in September 2014. Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc. He is also the founder of JF Fitness of Virginia. He was on the Board of Compuware Corporation from March 2014 until December 2014. He has over 35 years of experience. Most recently, he was the CEO of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President—Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed as a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics from Columbia College and a Master of Business Administration degree from Columbia University. The business address of Mr. Freeland is 1241 Gulf of Mexico Drive, Apt 1103 Longboat Key, Florida 34228, US.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He is the chairman of the Business Process Management (BPM) Council of NASSCOM since 2013 and a nominated member of the NASSCOM Executive Council. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as the special advisor to the Continental Bank of Canada and also as an Executive-in-Residence to the MBA students at Ryerson University in Toronto on a voluntary basis. He has also set up a sole proprietor business, Acumentor Inc. which is engaged in providing consulting and other services. Most recently, he was the CFO, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as CEO and CFO in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the CFO for ONIC (Holding), CEO of ITC Agro Tech Ltd., India, apart from holding various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India and a Master’s degree in Economics from London School of Economics, UK. He is also a Chartered Accountant (CA) from the Institute of Chartered Accountants of India. The home/ business address of Mr. Menezes is 220 Cummer Avenue, Toronto, Canada M2M 2E7.

Renu S. Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad had joined Housing Development Finance Corporation Limited (HDFC Ltd) in 1978 and is currently serving as the Managing Director of HDFC Limited. She is also a director on several other Boards, including BOSCH Limited, Gruh Finance Limited, HDFC Bank Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Property Ventures Limited, HDFC Standard Life Insurance Company Limited, Credila Financial Services Private Limited, Indraprastha Medical Corporation Limited, Feedback Infrastructure Services Private Limited, Lafarge India Private Limited, EIH Limited, HIREF International LLC, HIREF International Fund II Pte. Limited, HIF International Fund Pte. Limited, ABB India Limited, H T Parekh Foundation, and HDFC Plc. Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs. The business address of Mrs. Karnad is HDFC Limited, Capital Court, 1st Floor, Munirka, Off Palme Marg, New Delhi — 110067.

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

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance function. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 16 years of experience, out of which over 12 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group CFO in August 2013. Prior to joining WNS in 2010, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials, and implementation of LEAN initiatives. Mr. Puria is a Chartered Accountant (CA) from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant (CPA) examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

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

We believe that the executive officers of our Company should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For further details see “Part I – Item 6E Share Ownership – Share Ownership Guidelines”

Other Benefits and Perquisites

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

•	Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable by our executive officers subject to certain conditions set out in the applicable equity incentive plans or their individual employment agreements.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•	Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as medical and life insurance and other perquisites as reflected in their individual employment agreements.

In addition, we provide change in control severance protection to certain executive officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own interest or employment.

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

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•	Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income, or ANI, which is calculated as our profit excluding amortization of intangible assets and share-based compensation) and other measures, such as operating margin are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

•	Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals. The Committee on occasion makes exceptions to payments in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Executive officers must be on the payroll of our company on the last day of the fiscal year, March 31, to be eligible for payment under our cash bonus or variable incentive program.

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

Benchmarking and Use of Compensation Consultant for Fiscal 2015

During fiscal 2015, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our executive officers in fiscal 2015 included the following:

•	Genpact Limited;

•	EXL Service Holdings Inc.;

•	First Source Solutions Limited;

•	Cap Gemini;

•	iGate;

•	Mphasis Limited;

•	Syntel;

•	Wipro Technologies (BPO);

•	Steria; and

•	Tech Mahindra.

Our Compensation Committee used the data derived by our external compensation consultant primarily to ensure that our executive compensation programs are competitive. A selected subset of peer companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position in the relevant industry, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2015.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2015 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2015” below.

Executive Compensation for Fiscal 2015

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2015 (excluding grants of RSUs which are described below). The individual compensation of Messrs. Keshav R. Murugesh, Sanjay Puria, Ronald Gillette and Swaminathan Rajamani are disclosed in the statutory / annual accounts of our subsidiary, WNS Global Services (P) Ltd., filed with the Registrar of Companies in the state of India where its registered office is located.

Name	Base Salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$560,475	$54,996	$1,047,683	$1,663,154
Sanjay Puria	$197,821	$10,789	$183,568	$392,178
Ronald Gillette	$392,527	$21,080	$394,138	$807,745
Swaminathan Rajamani	$174,456	$9,530	$161,887	$345,873

Total	$1,325,279	$96,395	$1,787,276	$3,208,950

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites”.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2015 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following changes to the base salary from the prior year’s level :

•	Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $656,927 from $597,206 in fiscal 2015. The salary revision was effective February 19, 2015.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $207,795 from $163,618 in fiscal 2015. The salary revision was effective April 1, 2014.

•	Mr. Ronald Gillette’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was $412,318 in fiscal 2015. There was no change in the compensation during 2015.

•	Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $183,253 from $163,618 in fiscal 2015. The salary revision was effective April 1, 2014.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI. Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments, ANI, operating margin and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2015 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for the fiscal year 2015. Each of our executive officers’ variable incentive packages for fiscal 2015 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, for 2015 at $656,927 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments and ANI, and individual performance objectives. Mr. Murugesh earned 173.5% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2015 at $103,898 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments and ANI, and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 176.7% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Gillette’s target variable incentive for 2015 at $412,318 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Gillette’s performance objectives the achievement of targets for revenue less repair payments, ANI and operating margins for our various vertical business units, and individual performance objectives. Based on actual performance against these various objectives, Mr. Gillette earned 95.6% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2015 at $91,626 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments and ANI, and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 176.7% of his variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2015, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of a certain level of share price appreciation.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers:

Name	Date of Grant	Total RSUs Granted for Fiscal 2015	Grant Date Fair Value ($) (1)	Expiration Date
Keshav R. Murugesh	29-Apr-14	324,537	$19.27	28-Apr-24
Sanjay Puria	29-Apr-14	30,000	$19.27	28-Apr-24
Ronald Gillette	29-Apr-14	26,400	$19.27	28-Apr-24
Swaminathan Rajamani	29-Apr-14	21,600	$19.27	28-Apr-24

Note:

(1)	The amounts shown under this column reflect the dollar amount of the grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to executive officers in fiscal 2015 are summarized below:

Name	Provident Fund	Insurance Benefits	Club Membership	Total
Keshav R. Murugesh	$43,485	$1,768	$9,744	$54,997
Sanjay Puria	$9,974	$814	$—	$10,788
Ronald Gillette	$19,791	$1,289	$—	$21,080
Swaminathan Rajamani	$8,796	$734	$—	$9,530

Total	$82,046	$4,605	$9,744	$96,395

Non-executive Director Compensation for Fiscal 2015

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2015 (excluding grants of RSUs which are described below):

Name	Retainer Fees	Sitting Fees	Non-executive Chairman		Total
Eric B. Herr (1)	$5,250	$1,000	$—		$6,250
Adrian T. Dillon	$63,000	$4,000	$120,000	(2)	$187,000
Jeremy Young	$63,000	$4,000	$—		$67,000
Anthony A. Greener	$63,000	$6,000	$—		$69,000
Albert Aboody	$63,000	$4,000	$15,000	(3)	$82,000
Renu S. Karnad	$63,000	$4,000	$—		$67,000
Gareth Williams	$63,000	$3,000	$—		$66,000
Michael Menezes	$63,000	$4,000	$—		$67,000
John Freeland(4)	$36,750	$2,000	$—		$38,750

Total	$483,000	$32,000	$135,000		$650,000

Notes:

(1)	Mr. Eric B. Herr retired as a director of our company with effect from April 30, 2014.
(2)	Fee paid to Mr. Adrian T. Dillon for serving as chairman of our Board of Directors in fiscal 2015.
(3)	Fee paid to Mr. Albert Aboody for serving as chairman of our Audit Committee in fiscal 2015.
(4)	Mr. John Freeland was appointed as a director of our company with effect from September 1, 2014.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2015. No options were granted in fiscal 2015.

Name	Date of Grant	Total RSUs Granted for Fiscal 2015	Grant Date Fair Value ($)(1)	Expiration Date
Adrian T. Dillon	22-Jul-14	8,940	$20.47	21-Jul-24
Jeremy Young	22-Jul-14	3,078	$20.47	21-Jul-24
John Freeland(2)	21-Oct-14	6,235	$20.21	20-Oct-24
Anthony A. Greener	22-Jul-14	3,078	$20.47	21-Jul-24
Albert Aboody	22-Jul-14	3,810	$20.47	21-Jul-24
Renu S. Karnad	22-Jul-14	3,078	$20.47	21-Jul-24
Gareth Williams	22-Jul-14	3,078	$20.47	21-Jul-24
Michael Menezes	22-Jul-14	3,078	$20.47	21-Jul-24

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.
(2)	Mr. John Freeland was appointed as a director of our company with effect from September 1, 2014.

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

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the amended agreement) or is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans. Further, where Mr. Murugesh’s employment is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he will also be entitled to his base salary for a period of 12 months from the effective date of termination and his target bonus for the year in which the termination occurs, both of which will be paid immediately, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

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

Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,502,714 ordinary shares have been exercised and options to purchase 21,668 ordinary shares remain outstanding as at March 31, 2015. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.

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

Performance Shares and Performance Share Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

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

Outstanding Awards. As at March 31, 2015, options or RSUs to purchase an aggregate of 3,138,638 ordinary shares were outstanding, out of which options or RSUs to purchase 990,392 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to February 1, 2025. The weighted average grant date fair value of RSUs granted during fiscal 2015, 2014 and 2013 were $19.19, $14.87 and $10.93 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2015, the total amount accrued by us to provide for pension, retirement or similar benefits was $9.3 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippines pesos per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.8 million, $5.1 million and $5.1 million in each of fiscal 2015, 2014 and 2013, respectively, to the government provident fund.

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

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $15,962 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $0.9 million, $1.2 million and $0.8 million in fiscal 2015, 2014 and 2013, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Compensated Absence

Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Dillon, Aboody, Williams, Young, Freeland, Menezes, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2017;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2018; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2016.

Our directors for fiscal 2015 are classified as follows:

•	Class I: Sir Anthony A. Greener, Mr. Gareth Williams and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Albert Aboody and Mr. Michael Menezes; and

•	Class III: Mr. Jeremy Young, Mr. John Freeland and Mrs. Renu S Karnad.

The appointments of Messrs. Young and Freeland and Mrs. Karnad will expire at the next annual general meeting, which we expect to hold in September 2015. Mr. Freeland and Mrs. Karnad have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting. Mr. Jeremy Young has decided not to stand for re-election and hence his term of directorship will expire at the next annual general meeting, we are currently in the process of identifying a new director candidate.

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

Our Board of Directors held five meetings in fiscal 2015.

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

Audit Committee

The Audit Committee comprises four directors: Messrs. Albert Aboody (Chairman), Michael Menezes, John Freeland and Jeremy Young. Each of Messrs. Aboody, Menezes, Freeland and Young satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 as amended, or the Exchange Act, and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee held four meetings in fiscal 2015.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman), Adrian T. Dillon, Mrs. Renu S. Karnad and Sir Anthony A. Greener. Each of Messrs. Williams and Dillon, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2002 Stock Incentive Plan and the Third Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held five meetings in fiscal 2015.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises three directors: Sir Anthony A. Greener (Chairman), Mr. Adrian T. Dillon and Mrs. Renu S. Karnad. Each of Sir Anthony, Mr. Dillon, and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

The Nominating and Corporate Governance Committee held four meetings in fiscal 2015.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2015.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at March 31, 2015 by each of our directors and all our directors and executive officers as a group as at that date. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2015 are based on an aggregate of 51,950,662 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	25,232	0.049
Albert Aboody	20,682	0.040
Anthony A. Greener(2)	48,625	0.094
Gareth Williams	1,133	0.002
John Freeland(3)	—	—
Jeremy Young(4)	41,370	0.080
Keshav R. Murugesh	195,766	0.377
Michael Menezes	1,133	0.002
Renu S. Karnad	4,832	0.009
Executive Officers
Sanjay Puria	9,001	0.017
Ronald Gillette	14,400	0.028
Swaminathan Rajamani	8,104	0.016
All our directors and executive officers as a group (12 persons as of March 31, 2015)	370,278	0.713

Notes:

(1)	Of the 25,232 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 48,625 shares beneficially owned by Sir Anthony Greener, 32,625 shares are held in trust.
(3)	Mr. Freeland was appointed as a director of our company with effect from September 1, 2014.
(4)	Of the 41,370 shares beneficially owned by Mr. Jeremy Young, 37,350 shares are in the form of ADSs.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at March 31, 2015:

	Options Summary						RSU Summary
Name	Number of shares underlying unexercised but vested options		Exercise price	Number of shares underlying unexercised options that will vest in next 60 days from March 31, 2015	Number of shares underlying options that have not vested	Exercise price	Number of shares underlying RSUs held that have vested but unexercised	Number of shares underlying RSUs that will vest in next 60 days from March 31, 2015	Vesting Dates	Number of shares underlying RSUs held that have not vested
Directors
Adrian T. Dillon	—		—	—	—	—	—	—	—	25,860
Albert Aboody	—		—	—	—	—	—	—	—	11,059
Anthony A. Greener	14,000	(1)	$28.48	—	—	—	—	—	—	9,638
	2,000	(2)	$22.98	—	—	—	—	—	—	—
Gareth Williams	—		—	—	—	—	—	—	—	7,608
Jeremy Young	—		—	—	—	—	—	1,648	10-May-15	12,567
Keshav R. Murugesh	—		—	—	—	—	103,482	49,953	16-Apr-15	584,609
	—		—	—	—	—	—	42,331	29-Apr-15	—
Michael Menezes	—		—	—	—	—	—	—	—	7,608
Renu S. Karnad	—		—	—	—	—	—	—	—	12,138
John Freeland	—		—	—	—	—	—	—	—	6,235
Executive Officers				—	—	—
Sanjay Puria	—		—	—	—	—	1,001	3,000	16-Apr-15	62,583
							—	5,000	29-Apr-15	—
Ronald Gillette	—		—	—	—	—	10,000	4,400	29-Apr-15	76,400
Swaminathan Rajamani	—		—	—	—	—	504	4,000	16-Apr-15	43,100
								3,600	29-Apr-15

Notes:

(1)	The expiration date of these options is June 14, 2017.
(2)	The expiration date of these options is August 7, 2017.

Share Ownership Guidelines

In July 2014, our Board of Directors adopted a share ownership policy, which was most recently amended in January, 2015 and effective from April 1, 2015, outlining the share ownership guidelines for, among other employees, our directors and executive officers. We believe that this policy further aligns the interests of our directors and executive officers with the long-term interests of our shareholders and promotes our commitment to sound corporate governance practices.

Under our amended policy, each of our non-executive directors must hold at least the amount of vested shares of our company by the fifth anniversary of such director’s initial election to the Board as shown in the table below:

Position	Share Ownership Guidelines
For Non-Executive Directors (except Board Chairman)	3.0 x value of annual share grant in $
For the Board Chairman	4.0 x value of annual share grant in $

In the event a non-executive director holds at least the required valued of our ordinary shares during the required time period, but the value of the director’s shares decreases below the shareholding requirement due to a decline in the price of our ADSs, the director shall be deemed to have complied with this policy so long as the director does not sell any shares.

Our amended policy provides that our executive officers are required to hold a multiple of their annual base salary in shares of our company as shown in the table below.

Position	Share Ownership Guidelines
Group Chief Executive Officer	4.0 x annual base salary
Chief Operating Officer	2.0 x annual base salary
Chief Financial Officer	1.5 x annual base salary
Chief People Officer	1.0 x annual base salary

Executive officers have five years to achieve the specified ownership level according to the following build-up schedule: achieving a share ownership level equivalent to 5%, 15%, 30%, 60% and 100% of their specified ownership level in the first, second, third, fourth and fifth year, respectively.

Shares owned by immediate family members and any trust for the benefit only of the executive officer/director or his or her family members are included in the determination of such executive officer/director’s share ownership level.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2015 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 51,950,662 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	10,600,811	20.41%
FMR LLC(3)	7,249,179	13.95%
Nalanda India Fund Limited(4)	5,211,410	10.03%
Columbia Wanger Asset Management, LLC (5)	4,471,044	8.61%
TimesSquare Capital Management, LLC(6)	3,395,090	6.54%
William Blair & Company, LLC(7)	3,191,961	6.14%
Wellington Management Group LLP(8)	2,753,010	5.30%

Notes:

(1)	Based on an aggregate of 51,950,662 ordinary shares outstanding as at March 31, 2015.
(2)	Information is based on Amendment No. 4 to a report on Schedule 13G jointly filed with the Commission on February 13, 2015 by (i) Waddell & Reed Financial, Inc., or WRF, a publicly traded company; (ii) Waddell & Reed Financial Services, Inc., or WRFSI, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a broker-dealer and underwriting subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company, or WRIMCO, an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WRF. IICO and WRIMCO are investment advisors or sub-advisors to one or more open-end investment companies or other managed accounts which are beneficial owners of our ordinary shares. According to this Amendment No. 4, the investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner.
(3)	Information is based on Amendment No. 10 to a report on Schedule 13G jointly filed with the Commission on February 13, 2015 by FMR LLC, Edward C. Johnson 3d, Abigail P. Johnson, Select Software and Computer Services Portfolio. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. According to this Amendment No. 10, members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.
(4)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 Nalanda India Fund Limited.

(5)	Information is based on Amendment No. 7 to a report on Schedule 13G filed with the Commission on February 11, 2015 by Columbia Wanger Asset Management LLC.
(6)	Information is based on Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 11, 2015 by TimesSquare Capital Management, LLC.
(7)	Information is based on Amendment No. 1 to a report on Schedule 13G filed with the Commission on February 4, 2015 by William Blair & Company, LLC.
(8)	Information is based on a report on Schedule 13G filed with the Commission on February 12, 2015 by Wellington Management Group LLP

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	In February 2013, Warburg Pincus sold its 14,519,144 ADSs (representing 14,519,144 ordinary shares) in our company, after which it ceased to be a shareholder of our company, as described in Amendment No. 2 to a report on Schedule 13G jointly filed with the Commission on March 1, 2013.

•	WRF, WRFSI, WRI, WRIMCO and IICO jointly reported their percentage ownership of our ordinary shares to be 8.1% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 7, 2013, 11.2% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on March 8, 2013,15.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 7, 2014 and 20.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 and 4 to a report on Schedule 13G filed with the Commission on December 10, 2014 and February 13, 2015, respectively.

•	FMR LLC reported its percentage ownership of our ordinary shares to be 6.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G jointly filed with the Commission on October 10, 2012, 7.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G jointly filed with the Commission on February 14, 2013, 13.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 8 to a report on Schedule 13G jointly filed with the Commission on March 11, 2013, 14.8% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 9 to a report on Schedule 13G jointly filed with the Commission on February 14, 2014 and 14.081% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G jointly filed with the Commission on February 13, 2015.

•	Columbia Wanger Asset Management, LLC and Columbia Acorn Select jointly reported their percentage ownership of our ordinary shares to be 12.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2013. Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 9.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G filed with the Commission on February 6, 2014 and 8.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G filed with the Commission on February 11, 2015.

•	TimesSquare Capital Management, LLC reported its percentage ownership of our ordinary shares to be 6.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 11, 2013, 8.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on February 10, 2014 and 6.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 11, 2015.

•	William Blair & Company, LLC reported its percentage ownership of our ordinary shares to be 8.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 6, 2014 and 6.20% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on February 4, 2015.

•	Wellington Management Group LLP reported its percentage ownership of our ordinary shares to be 5.30% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 11, 2015.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2015, 31,707,282 of our ordinary shares, representing 61.03% of our outstanding ordinary shares, were held by a total of 19 holders of record with addresses in the US. As at the same date, 51,770,634 of our ADSs (representing 51,770,634 ordinary shares), representing 99.65% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act, that were either material to us or the related party, or otherwise unusual or outside the ordinary course of business.

Mrs. Renu S Karnad was appointed as a director of our company on September 21, 2012. During fiscal 2015, we entered into the following transactions with companies, in which Mrs. Karnad was a director during those periods:

•	In fiscal 2015, we sold debt FMP investments amounting to $4,557 issued by HDFC Asset Management Company Limited and realized a total gain of $414.

•	We paid $7 in fiscal 2015 to HDFC Ergo General Insurance Company Limited for travel insurance premiums for employees of our company. We have also taken an Errors and Omissions (E&O) policy from HDFC Ergo General Insurance Company and the premium paid towards this policy was $13 for fiscal 2015. The payment made in fiscal 2015 was an advance payment, which relates to fiscal 2016.

Mr. Eric Herr retired as a director of our company with effect from April 30, 2014. Mr. Eric B. Herr was a director in Regulatory Data Corporation during this period, who is our client. In fiscal 2015, we earned revenue of $150 (till April 30, 2014).

Mr. Gareth Williams was appointed as a director of our company on January 1, 2014. We paid $21 in fiscal 2015 towards training costs of our employees to YSC India Business Psychologists Private Limited. Mr. Gareth Williams was a director in the parent company of YSC India Business Psychologists Private Limited during this period. During fiscal 2015, Mr. Gareth Williams was appointed as a director of SAGA Plc. which is our client. During fiscal 2015, we earned net revenue of $8,718 from this client.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2012 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 3,046.6 million ($48.6 million based on the exchange rate on March 31, 2015) in additional taxes, including interest of 1,078.9 million ($17.2 million based on the exchange rate on March 31, 2015).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)			Interest on amount demanded
	( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(2.9	)(1)	60.0	$(1.0	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.4	)(1)	8.6	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	531.0	$(8.5	)(1)	173.8	$(2.7	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.1	)(1)	24.1	$(0.4	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.6	)(1)	31.9	$(0.5	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	34.3	$(0.4	)(1)	10.8	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	819.6	$(13.1	)(1)	344.1	$(5.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	41.4	$(0.7	)(1)	13.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2009	973.9	$(15.5	)(1)	336.8	$(5.3	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	21.1	$(0.3	)(1)	4.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2010	60.2	$(1.0	)(1)	23.5	$(0.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2010	1.8	$(0.1	)(1)	0.4	$(0.1	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2011	6.6	$(0.1	)(1)	—	$—	(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2012	170.0	$(2.7	)(1)	44.5	$(0.7	)(1)
Total		3046.6	$(48.6	)(1)	1,078.9	$(17.2	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2015.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global Services Private Limited or WNS Business Consulting Services Private Limited or WNS BCS, each of which is, our Indian subsidiary, as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2015, we have provided a tax reserve of 906.8 million ($14.5 million based on the exchange rate on March 31, 2015) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,482.2 million ($39.6 million based on the exchange rate on March 31, 2015) in additional taxes, including interest of 770.5 million ($12.3 million based on the exchange rate on March 31, 2015). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2015, corporate tax returns for fiscal years 2012 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.6 million based on the exchange rate on March 31, 2015) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Dividend Policy

Subject to the provisions of the 1991 Law and our Articles of Association, we may by ordinary resolution declare dividends to be paid to our shareholders according to their respective rights. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified. See “Part I — Item 10. Additional Information — B. Memorandum and Articles of Association.” We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

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

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2015 was 51,950,662. As at March 31, 2015, there were 51,770,634 ADSs outstanding (representing 51,770,634 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2011	$13.38	$8.46
2012	$13.05	$7.82
2013	$15.01	$9.07
2014	$22.61	$13.37
2015	$25.97	$17.11
Fiscal Quarter:
2014
First quarter	$17.13	$13.37
Second quarter	$21.47	$16.55
Third quarter	$22.61	$18.64
Fourth quarter	$22.59	$17.89
2015
First quarter	$19.72	$17.11
Second quarter	$23.01	$17.82
Third quarter	$22.92	$19.33
Fourth quarter	$25.97	$19.36
Month:
November 2014	$21.49	$19.33
December 2014	$21.91	$20.05
January 2015	$24.43	$19.36
February 2015	$24.91	$22.04
March 2015	$25.97	$23.75
April 2015	$25.39	$23.28

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

Share Capital

As at March 31, 2015, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2015, 2014 and 2013, we had 51,950,662, 51,347,538 and 50,588,044 ordinary shares outstanding, respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from (i) our follow-on offering in February 2012 and (ii) the issuance of ordinary shares pursuant to our two share-based incentive plans, our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan (as amended and restated). On September 13, 2011, we adopted the second amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,200,000 ordinary shares/ADSs to a total of 6,200,000 ordinary shares/ADSs. On September 25, 2013, we adopted the third amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,400,000 ordinary shares/ADSs to a total of 8,600,000 ordinary shares/ADSs. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

(1) Master Services Agreement dated July 11, 2008 between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited (“2008 Aviva master services agreement”), (2) Variation Agreement dated August 3, 2009 to the 2008 Aviva master services agreement, (3) Novation and Agreement of Amendment dated March 24, 2011 among Aviva Global Services (Management Services) Private Limited, WNS Capital Investment Limited and WNS Global Services Private Limited, and(4) 2014 Amendment and Restatement Agreement dated September 5, 2014

On July 11, 2008, WNS Capital Investment Limited had entered into the Aviva master services agreement with Aviva MS, pursuant to which Aviva MS agrees to appoint us as service provider and prime contractor to supply certain BPM services to the Aviva group for an initial term of eight years and four months. Under the agreement, Aviva MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full-time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. We replaced the 2008 Aviva master services agreement in its entirety with the Aviva master services agreement, by entering into an amendment and restatement agreement in September 2014 in the ordinary course of business. See “Item 5. Operating and Financial Review and Prospects — Our Contracts — Revenue by Contract Type.”

(1) Sale and Purchase Agreement dated June 21, 2012 between BFSL Limited and BGL Group Limited on the one hand, and WNS Global Services (UK) Limited and WNS (Holdings) Limited, on the other hand (“Fusion Sale and Purchase Agreement”), (2) Agreement for the Novation of Loan relating to Fusion Outsourcing Services Proprietary Limited dated June 21, 2012 among Fusion Outsourcing Services Proprietary Limited, BFSL Limited and WNS Global Services (UK) Limited (“Fusion Loan Novation Agreement”), and (3) Co-existence Agreement dated June 21, 2012 among BFSL Limited, BGL Group Limited, Fusion Outsourcing Services Proprietary Limited, WNS Global Services (UK) Limited and WNS (Holdings) Limited (“Fusion Co-existence Agreement”).

On June 21, 2012, WNS UK and WNS entered into the Fusion Sale and Purchase Agreement with BFSL Limited, or BFSL, and BGL Group Limited, or BGL Group, pursuant to which we acquired Fusion. Under the agreement, the purchase price was payable by us in two installments and we paid the first installment of £5,000,000 on June 21, 2012 and a payment on completion of £399,000 on October 30, 2012. Pursuant to the agreement, on May 31, 2013, the second installment of the purchase consideration of £5,000,000 plus interest of £151,000 was duly paid by us.

On June 21, 2012, WNS UK entered into the Fusion Loan Novation Agreement with BFSL and Fusion pursuant to which BFSL novated to WNS UK all of its rights and obligations under a facility agreement dated April 8, 2004 (as amended) for a term loan of £10,000,000 which BFSL had advanced to Fusion. This loan was fully repaid in fiscal 2014.

In connection with the acquisition of Fusion, on June 21, 2012, WNS UK and WNS entered into the Fusion Co-existence Agreement with BFSL, BGL Group and Fusion. Pursuant to the terms of the agreement, the parties have agreed to use the trade name “Fusion” (together with certain marks) subject to certain territorial restrictions and other restrictions on use.

(3) Employment Agreement dated February 1, 2010 between Keshav R. Murugesh and WNS Global Services Private Limited.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2011	44.54	45.49	47.49	43.90
2012	50.89	47.81	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016 (until May 01, 2015)	63.63	62.68	63.63	61.99

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2014	62.20	61.38
December 2014	63.67	61.78
January 2015	63.57	61.32
February 2015	62.41	61.67
March 2015	63.06	61.76
April 2015	63.58	61.99
May 2015 (until May 01, 2015)	63.63	63.63

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2011	£0.62	£0.64	£0.70	£0.61
2012	0.63	0.63	0.65	0.60
2013	0.66	0.63	0.67	0.61
2014	0.60	0.63	0.67	0.60
2015	0.67	0.62	0.68	0.58
2016 (until May 01, 2015)	0.66	0.67	0.68	0.65

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2014	£0.64	£0.63
December 2014	0.64	0.64
January 2015	0.67	0.65
February 2015	0.67	0.65
March 2015	0.68	0.65
April 2015	0.68	0.65
May 2015 (until May 01, 2015)	0.66	0.66

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

The following discussion does not address the Medicare contribution tax on net investment income or the tax consequences to any particular investor or to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	US expatriates;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	entities treated as partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons that actually or constructively own 10% or more of our voting share; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling and US dollars, approximately 55.5% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2015 were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2015, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $27.3 million and increased or decreased revenue less repair payments by approximately $24.3 million in fiscal 2015. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2015 by approximately $24.7 million.

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

Based upon our level of operations in fiscal 2015, if interest rates were to increase by 1.0%, the impact on annual interest expense on our floating rate borrowing would be approximately $0.2 million.

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

In accordance with the Deposit Agreement, the Depositary may charge fees up to the amounts described below:

	Type of Service	Fees
1.	Issuance of ADSs, including upon the deposit of ordinary shares or to any person to whom an ADS distribution is made pursuant to share dividends or other free distributions of shares, bonus distributions, share splits or other distributions (except where converted to cash)	$5.00 per 100 ADSs (or any portion thereof)

2.	Surrender of ADSs for cancellation and withdrawal of ordinary shares underlying such ADSs (including cash distributions made pursuant to a cancellation or withdrawal)	$5.00 per 100 ADSs (or any portion thereof)

3.	Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal	$2.00 per 100 ADSs (or any portion thereof)

4.	Issuance of ADSs upon the exercise of rights	$5.00 per 100 ADSs (or any portion thereof)

5.	Operations and maintenance costs in administering the ADSs (provided that the total fees assessed under this item, combined with the total fees assessed under item 3 above, should not exceed $0.02 per ADS in any calendar year)	$0.02 per ADS per calendar year

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

During fiscal 2011, the Depository has made a payment of $5,500 to IPREO (Hemscott Holdings Limited) on behalf of our company in consideration for our access to the Bigdough investor relations tool.

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2015, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2015, based on the criteria established in 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2015, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2015, has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the internal control over financial reporting of WNS (Holdings) Limited and Subsidiaries (the “Company”) as of March 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2015 and our report dated May 5, 2015 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 5, 2015

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Albert Aboody (Chairman), John Freeland, Michael Menezes, and Jeremy Young. Each of Messrs. Aboody, Freeland, Menezes and Young is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messrs. Aboody and Menezes each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2015. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton India LLP for the years ended March 31, 2015 and March 31, 2014.

	Fiscal
	2015	2014
Audit fees	$482,300	$465,000
Audit-related fees	47,634	24,800
Tax fees	32,400	26,000

Notes:

Audit fees: This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; consents and attest services.

Audit-related fees: This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications and SAS 70 audits and out of pocket expenses.

Tax fees: This category includes fees billed for tax audits.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2015.

In March 2015, our shareholders authorized a share repurchase program for the repurchase of up to 1.1 million of our ADSs, each representing one ordinary share, at a price range of $10 to $30 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 12 months from April 1, 2015. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Adrian T. Dillon, Gareth Williams, Mrs. Renu S. Karnad and Sir Anthony A. Greener are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee, except Mr. Williams who serves only on the Compensation Committee. Messrs. Albert Aboody, Michael Menezes, John Freeland and Jeremy Young serve on our Audit Committee. Each of Messrs. Dillon, Freeland, Menezes, Young, Williams and Aboody, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

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

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2015 and 2014

•	Consolidated Statements of Income for the years ended March 31, 2015, 2014 and 2013

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2015, 2014 and 2013

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2015, 2014 and 2013

•	Consolidated Statements of Cash Flows for the years ended March 31, 2015, 2014 and 2013

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,429 square feet at Plant 10 — incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.2	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 108,000 square feet at Plant 5 — incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.3	Leave and Licence Agreement dated May 10, 2011 between Godrej & Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of office premises with an aggregate area of 84,934 square feet at Plant 11 — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.4	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.5	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.6	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.7

Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.8	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.9	Letter of Intent dated February 14, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11th floors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2014 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2014.

4.10	Letter of Intent dated February 14, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for fiscal 2014 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2014.

4.11	Letter dated May 8, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to extension of existing letters of intent for lease of office premises at World Tech Park — incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F for fiscal 2014 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2014.

4.12	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Blocks A2 and A3 at World Tech Park.**

4.13	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11th floors of Blocks A2 and A3 at World Tech Park.**

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm.**

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 5, 2015

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statements of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2015 and March 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WNS (Holdings) Limited and subsidiaries as of March 31, 2015 and March 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on criteria established in 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 5, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 5, 2015

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2015	March 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	5	$32,448	$33,691
Investments	6	133,542	83,817
Trade receivables, net	7	55,768	61,983
Unbilled revenue		39,675	34,716
Funds held for clients		12,737	15,936
Derivative assets	13	24,152	6,792
Prepayments and other current assets	8	16,758	16,925

Total current assets		315,080	253,860
Non-current assets:
Goodwill	9	79,058	85,654
Intangible assets	10	43,274	67,222
Property and equipment	11	48,230	45,165
Derivative assets	13	5,715	4,131
Deferred tax assets	23	21,331	37,066
Investments	6	—	28,674
Other non-current assets	8	17,613	16,653

Total non-current assets		215,221	284,565

TOTAL ASSETS		$530,301	$538,425

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$22,706	$29,059
Provisions and accrued expenses	15	25,622	23,897
Derivative liabilities	13	1,784	9,076
Pension and other employee obligations	14	40,424	36,302
Short term line of credit	12	12,881	58,583
Current portion of long term debt	12	12,828	12,637
Deferred revenue	16	3,881	5,371
Current taxes payable		1,987	3,269
Other liabilities	17	5,931	6,650

Total current liabilities		128,044	184,844
Non-current liabilities:
Derivative liabilities	13	390	1,399
Pension and other employee obligations	14	6,069	5,168
Long term debt	12	—	13,509
Deferred revenue	16	402	1,677
Other non-current liabilities	17	4,017	3,909
Deferred tax liabilities	23	2,273	2,949

Total non-current liabilities		13,151	28,611

TOTAL LIABILITIES		$141,195	$213,455

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,950,662 and 51,347,538 shares each as at March 31, 2015 and March 31, 2014, respectively)	18	8,141	8,044
Share premium		286,805	276,601
Retained earnings		180,345	121,731
Other components of equity		(86,185)	(81,406)

Total shareholders’ equity		389,106	324,970

TOTAL LIABILITIES AND EQUITY		$530,301	$538,425

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2015	2014	2013
Revenue		$533,893	$502,621	$460,263
Cost of revenue	19	342,715	327,680	311,006

Gross profit		191,178	174,941	149,257
Operating expenses:
Selling and marketing expenses	19	31,073	35,235	30,191
General and administrative expenses	19	70,013	55,385	57,091
Foreign exchange loss/(gain), net		(4,551)	11,173	5,496
Amortization of intangible assets	10	24,192	23,789	26,350

Operating profit		70,451	49,359	30,129
Other income, net	21	(11,912)	(9,525)	(4,767)
Finance expense	20	1,332	2,948	3,633

Profit before income taxes		81,031	55,936	31,263
Provision for income taxes	23	22,417	14,289	9,864

Profit		$58,614	$41,647	$21,399

Earnings per share of ordinary share	24
Basic		$1.14	$0.82	$0.43

Diluted		$1.10	$0.79	$0.41

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2015	2014	2013
Profit		$58,614	$41,647	$21,399
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment		(380)	1,605	(117)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)		33,176	(21,404)	5,658
Reclassification to profit/(loss)		(7,745)	12,935	8,692
Foreign currency translation		(21,588)	(19,885)	(20,272)
Income tax provision/(benefit) relating to above	23	(8,242)	2,052	(4,304)

		$(4,399)	$(26,302)	$(10,226)

Total other comprehensive loss, net of taxes		$(4,779)	$(24,697)	$(10,343)

Total comprehensive income		$53,835	$16,950	$11,056

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Total shareholders’ equity
	Share Capital		Share premium	Retained earnings
	Number	Par value
Balance as at April 1, 2012	50,078,881	$7,842	$263,529	$58,685	$(41,784)	$(5,373)	$791	$283,690
Shares issued for exercised options and RSUs (Refer note 22)	509,163	80	198	—	—	—	—	278
Reversal of share issuance cost	—	—	10	—	—	—	—	10
Share-based compensation (Refer note 22)	—	—	5,352	—	—	—	—	5,352
Excess tax benefits from exercise of share-based options and RSUs	—	—	211	—	—	—	—	211

Transactions with owners	509,163	80	5,771	—	—	—	—	5,851

Profit	—	—	—	21,399	—	—	—	21,399
Other comprehensive income/(loss), net of taxes	—	—	—	—	(20,272)	10,046	(117)	(10,343)

Total comprehensive income for the year	—	—	—	21,399	(20,272)	10,046	(117)	11,056

Balance as at March 31, 2013	50,588,044	$7,922	$269,300	$80,084	$(62,056)	$4,673	$674	$300,597

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont’d)

(Amounts in thousands, except share and per share data)

					Other components of equity
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Total shareholders’ equity
	Number	Par value
Balance as at April 1, 2013	50,588,044	$7,922	$269,300	$80,084	$(62,056)	$4,673	$674	$300,597
Shares issued for exercised options and RSUs (Refer note 22)	759,494	122	157	—	—	—	—	279
Share-based compensation (Refer note 22)	—	—	6,935	—	—	—	—	6,935
Excess tax benefits from exercise of share-based options and RSUs	—	—	209	—	—	—	—	209

Transactions with owners	759,494	122	7,301	—	—	—	—	7,423

Profit	—	—	—	41,647	—	—	—	41,647
Other comprehensive income/(loss), net of taxes	—	—	—	—	(19,885)	(6,417)	1,605	(24,697)

Total comprehensive income for the year	—	—	—	41,647	(19,885)	(6,417)	1,605	16,950

Balance as at March 31, 2014	51,347,538	$8,044	$276,601	$121,731	$(81,941)	$(1,744)	$2,279	$324,970

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont’d)

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Total shareholders’ equity
	Share capital		Share premium	Retained earnings
	Number	Par value
Balance as at April 1, 2014	51,347,538	$8,044	$276,601	$121,731	$(81,941)	$(1,744)	$2,279	$324,970
Shares issued for exercised options and RSUs (Refer note 22)	603,124	97	437	—	—	—	—	534
Share-based compensation (Refer note 22)	—	—	9,499	—	—	—	—	9,499
Excess tax benefits from exercise of share-based options and RSUs	—	—	268	—	—	—	—	268

Transactions with owners	603,124	97	10,204	—	—	—	—	10,301

Profit	—	—	—	58,614	—	—	—	58,614
Other comprehensive income/(loss), net of taxes	—	—	—	—	(21,588)	17,189	(380)	(4,779)

Total comprehensive income for the year	—	—	—	58,614	(21,588)	17,189	(380)	53,835

Balance as at March 31, 2015	51,950,662	$8,141	$286,805	$180,345	$(103,529)	$15,445	$1,899	$389,106

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended March 31,
	2015	2014	2013
Cash flows from operating activities:
Profit	$58,614	$41,647	$21,399
Adjustments to reconcile profit to net cash generated from operating activities:
Depreciation and amortization	38,579	37,749	41,059
Share-based compensation	9,499	6,935	5,343
Amortization of debt issue cost	81	113	209
Allowance for doubtful accounts	731	(449)	(115)
Unrealized exchange (gain)/loss, net	(1,665)	12,831	2,268
Current tax expense	16,914	11,828	13,425
Interest expense	1,251	2,812	3,210
Interest on deferred consideration	—	23	215
Interest income	(389)	(349)	(184)
Dividend income	(4,396)	(3,131)	(2,958)
Unrealized gain on investments	(4,553)	(4,000)	(102)
Loss/(gain) on sale of property and equipment	(587)	(28)	50
Deferred income taxes	5,503	2,461	(3,561)
Deferred rent	349	917	768
Excess tax benefit from share based compensation	(99)	(106)	(55)
Unrealized loss (gain) on derivative instruments	(3,148)	(3,697)	1,499
Others	55	56	55
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue	(7,874)	(4,085)	10,699
Other assets	1,144	(576)	3,133
Trade payables	(3,671)	(2,442)	(17,406)
Deferred revenue	(2,577)	(2,881)	(268)
Other liabilities	11,336	2,614	5,972

Cash generated from operating activities before interest and income taxes:	115,097	98,242	84,655

Income taxes paid	(18,685)	(14,251)	(16,419)
Interest paid	(1,328)	(2,957)	(3,594)
Interest received	454	357	169

Net cash provided by operating activities	95,538	81,391	64,811

Cash flows from investing activities:
Acquisition of iSoftStone assets and the workforce (Refer note 4b)	(328)	—	—
Acquisition, net of cash acquired (Refer note 4a)	—	—	(7,053)
Deferred consideration paid towards acquisition of Fusion (Refer note 4a)	—	(7,608)	—
Purchase of property and equipment and intangibles	(22,968)	(19,563)	(21,152)
Marketable securities purchased, net	(78,429)	23,598	(21,783)
Investments in fixed maturity plan (FMP)	—	(50,527)	(43,047)
Proceeds from sale of property and equipment	606	59	296
Investment in fixed deposit	(9,644)	—	—
Dividend received	4,392	3,146	2,943
Proceeds from sale of fixed maturity plan (FMP)	66,126	—	—
Government grants received	—	—	250

Net cash used in investing activities	(40,245)	(50,895)	(89,546)

Cash flows from financing activities:
Direct cost incurred in relation to public offering	—	—	(16)
Proceeds from exercise of stock options	534	279	278
Repayment of long term debt	(12,007)	(16,836)	(26,133)
Proceeds from long term debt	—	—	7,000
Payment of debt issuance cost	—	—	(279)
Proceeds/(repayments) from short term borrowings, net	(43,521)	1,517	32,252
Excess tax benefit from share based compensation	99	106	55

Net cash provided by/ (used) in financing activities	(54,895)	(14,934)	13,157

Exchange difference on cash and cash equivalents	(1,641)	(9,749)	(7,269)
Net change in cash and cash equivalents	(1,243)	5,813	(18,847)
Cash and cash equivalents at the beginning of the year	33,691	27,878	46,725

Cash and cash equivalents at the end of the year	$32,448	$33,691	$27,878

Non-cash transactions:
Note 1: Liability towards property and equipment and intangible assets purchased on credit/deferred credit	$2,431	$2,486	$2,394

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), London (UK), New Jersey (US) and Singapore and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (‘South Africa”), Sri Lanka, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment, and telecommunications; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics industries; as well as the public sector.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 1, 2015.

2. Summary of significant accounting policies

a.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

These consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

i.	Revenue recognition

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

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of the acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets.

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

Financial assets at FVTPL include financial assets that are either classified as held for trading if acquired principally for the purpose of selling in the short term or that meet certain conditions and are designated at FVTPL upon initial recognition. Financial assets are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit and loss are recognized immediately in profit or loss. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

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

The Company’s marketable securities represent liquid investments and are acquired principally for the purpose of earning daily dividend income. All additions and redemptions of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. Marketable securities are classified under Available-for-sale category of financial instruments and are recorded at fair value, with changes in fair value, if any recognized in the other comprehensive income. Dividend income earned on these investments is recorded in the consolidated statement of income.

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

iii.	Investments in fixed deposits

Investments in fixed deposits consist of term deposits with original maturities of more than three months with banks. These are designated as Loans and Receivables.

k.	Funds held for clients

Some of the Company’s agreements in the auto claims handling services allow the Company to temporarily hold funds on behalf of the client. The funds are segregated from the Company’s funds and there is usually a short period of time between when the Company receives these funds from the client and when the payments are made on their behalf.

l.	Property and equipment

Property and equipment are stated at historical cost. Cost includes expenditures directly attributable to the acquisition of the asset. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

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

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $16 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

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

The Company accounts for share-based compensation expense relating to share-based payments using a fair value method in accordance with IFRS 2“Share-based Payments”. Grants issued by the Company vest in a graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest.

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

The Company has certain minimum commitment arrangements that provide for a minimum revenue commitment on an annual basis. Any revenue shortfall as compared to minimum commitment is invoiced and recognized at the reporting period end.

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

Deferred income tax is recognized using the balance sheet approach. Deferred income tax assets and liabilities are recognized for all deductible and taxable temporary differences arising between the tax bases of assets and liabilities and their carrying amount in financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of transaction.

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

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2015 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”

•	IAS 18 “Revenue”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRIC 15 “Agreements for the Construction of Real Estate”

•	IFRIC 18 “Transfers of Assets from Customers”

•	SIC-31 “Revenue - Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

ii.	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon former’s effective date.

Key requirements of IFRS 9:

i.	Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (‘FVTPL’)

•	fair value through other comprehensive income (‘FVTOCI’)

•	amortized cost

ii.	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

iii.	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

iv.	Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

v.	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i.	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

ii.	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Acquisitions

a) Fusion

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

b) iSoftStone

On September 11, 2014, the Company entered into an agreement with iSoftStone Information Technology Co. Ltd. (“iSoftStone”), a provider of business process outsourcing and management services, pursuant to which the Company agreed to acquire certain assets and the workforce of iSoftStone effective October 13, 2014(“Acquisition Date”). The purchase price of the transaction, which was paid in cash, was $328. The excess of purchase price over the assets acquired amount to $144, which has been recognized as goodwill.

Goodwill is attributable mainly to benefit from the assembled workforce of iSoftStone.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2015	2014
Cash and bank balance	$24,976	$25,546
Short term deposits with bank	7,472	8,145

Total	$32,448	$33,691

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6. Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2015	2014
Marketable securities(1)	$94,054	$18,332
Investments in FMPs	29,911	94,159
Investment in fixed deposit	9,577	—

Total	$133,542	$112,491

Note:

(1) Marketable securities represent short term investments made principally for the purpose of earning dividend income.

The current and non—current classification of investments are as follows:

	As at
	March 31,	March 31,
	2015	2014
Current investments	$133,542	$83,817
Non- current investments	—	28,674

Total	$133,542	$112,491

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7. Trade receivables, net

Trade receivables consist of the following:

	As at
	March 31,	March 31,
	2015	2014
Trade receivables	$61,104	$66,982
Allowances for doubtful account receivables	(5,336)	(4,999)

Total	$55,768	$61,983

The movement in the allowances for doubtful trade receivables is as follows:

	Year ended March 31,
	2015	2014	2013
Balance at the beginning of the year	$4,999	$5,145	$5,470
Charged to operations	2,534	1,211	1,190
Write-offs	(621)	(1,058)	(955)
Reversals	(1,182)	(602)	(349)
Translation adjustment	(394)	303	(211)

Balance at the end of the year	$5,336	$4,999	$5,145

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Prepayments and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2015	March 31, 2014
Current:
Service tax and other tax receivables	$5,971	$5,710
Deferred transition cost	132	235
Employee receivables	1,103	1,398
Advances to suppliers	697	609
Prepaid expenses	5,048	4,683
Other assets	3,807	4,290

Total	$16,758	$16,925

Non-current:
Deposits	$6,476	$6,355
Non-current tax assets	4,873	4,288
Service tax and other tax receivables	4,581	3,324
Deferred transition cost	117	173
Others	1,566	2,513

Total	$17,613	$16,653

9. Goodwill

The movement in goodwill balance by reportable segment as at March 31, 2015 and 2014 is as follows:

	WNS Global BPM	WNS Auto Claims BPM	Total
Balance as at April 1, 2013	$55,886	$31,246	$87,132
Foreign currency translation	(4,580)	3,102	(1,478)
Balance as at March 31, 2014	$51,306	$34,348	$85,654
Goodwill arising from acquisition of iSoftStone assets and the workforce (See Note 4b)	144	—	144
Foreign currency translation	(2,931)	(3,809)	(6,740)

Balance as at March 31, 2015	$48,519	$30,539	$79,058

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2015	2014
WNS Global BPM*	$3,927	$3,917
South Africa	4,252	4,882
Research & Analytics	36,508	38,197
Technology Services	3,832	4,310
WNS Auto Claims BPM	30,539	34,348

	$79,058	$85,654

*	Excluding Research & Analytics, South Africa and Technology Services.

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

Based on the above, no impairment was identified as of March 31, 2015 as the recoverable amount of the CGUs exceeded the carrying value.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The changes in the carrying value of intangible assets for the year ended March 31, 2015 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2014	$162,556	$65,399	$5,139	$1,835	$361	$10,823	$246,113
Additions	—	—	—	—	—	2,207	2,207
Translation adjustments	(3,803)	(1,471)	(570)	—	(29)	(619)	(6,492)

Balance as at March 31, 2015	$158,753	$63,928	$4,569	$1,835	$332	$12,411	$241,828

Accumulated amortization
Balance as at April 1, 2014	$119,435	$49,496	$5,139	$1,835	$361	$2,625	$178,891
Amortization	16,153	5,720	—	—	—	2,319	24,192
Translation adjustments	(2,397)	(1,307)	(570)	—	(29)	(226)	(4,529)

Balance as at March 31, 2015	$133,191	$53,909	$4,569	$1,835	$332	$4,718	$198,554

Net carrying value as at March 31, 2015	$25,562	$10,019	$—	$—	$—	$7,693	$43,274

As at March 31, 2015, the estimated remaining weighted average amortization periods for intangible assets are as follows:

Balance Life
(In months)
Customer contracts	20
Customer relationship	27
Software	35

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2015 are as follows:

Amount
2016	$24,037
2017	15,654
2018	1,835
2019	1,050
2020	698

$43,274

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2014 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2013	$11,132	$65169	$56351	$1099	$47,885	$181,636
Additions	—	5,552	4,819	6	3,708	14,085
Disposal/Retirements/Adjustments	—		(124)	(513)	(394)	(1,031)
Translation adjustments	(509)	(2,609)	(4,367)	(104)	(4,025)	(11,614)

Balance as at March 31, 2014	$10,623	$68,112	$56,679	$488	$47,174	$183,076

Accumulated depreciation
Balance as at April 1, 2013	$2,344	$58,222	$44,148	$972	$33,623	$139,309
Depreciation	530	4,358	4,796	75	4,201	13,960
Disposal/Retirements/Adjustments			(117)	(498)	(395)	(1,010)
Translation adjustments	(105)	(2,230)	(3,400)	(92)	(2,947)	(8,774)

Balance as at March 31, 2014	$2,769	$60,350	$45,427	$457	$34,482	$143,485

Capital work-in-progress						5,574

Net carrying value as at March 31, 2014						$45,165

The changes in the carrying value of property and equipment for the year ended March 31, 2015 are as follows:

Gross carrying value	Buildings	Computers And software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2014	$10,623	$68,112	$56,679	$488	$47,174	$183,076
Additions	—	7,033	7,367	209	7,782	22,391
On acquisition of iSoftStone assets and the workforce (See Note 4b)	—	98	51	—	—	149
Disposal/Retirements/Adjustments	—	(3,292)	(2,596)	(221)	(3,160)	(9,269)
Translation adjustments	(218)	(4,436)	(2,860)	(21)	(2,438)	(9,973)

Balance as at March 31, 2015	$10,405	$67,515	$58,641	$455	$49,358	$186,374

Accumulated depreciation
Balance as at April 1, 2014	$2,769	$60,350	$45,427	$457	$34,482	$143,485
Depreciation	526	4,403	4,771	71	4,616	14,387
Disposal/Retirements/Adjustments	—	(2,901)	(2,524)	(221)	(3,152)	(8,798)
Translation adjustments	(63)	(3,784)	(2,277)	(18)	(1,630)	(7,772)

Balance as at March 31, 2015	$3,232	$58,068	$45,397	$289	$34,316	$141,302

Capital work-in-progress						3,158

Net carrying value as at March 31, 2015						$48,230

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $12,392 and $12,627 as at March 31, 2015 and 2014.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Loans and borrowings

Short-term line of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has secured and unsecured lines of credit with banks amounting to $61,449. Of these available lines of credit, as at March 31, 2015, $11,823 (March 31, 2014 $52,925) was utilized for working capital requirements.

The Company has also established a line of credit in the UK amounting to £9,880 ($14,602 based on the exchange rate on March 31, 2015), of which £716 ($1,058 based on the exchange rate on March 31, 2015; $5,658 based on the exchange rate on March 31, 2014) was utilized for working capital requirements as at March 31, 2015.

Further the Company has also established a line of credit in South Africa amounting to ZAR 30,000 ($2,468 based on the exchange rate on March 31, 2015). There was no outstanding balance as at March 31, 2015.

Long-term debt

The long-term loans and borrowings consist of the following:

	As at
	March 31, 2015		March 31, 2014
Interest rate	Foreign currency	Total	Foreign currency	Total
3M USD LIBOR + 3.1%	$—	6,990	$—	6,944
Bank of England base rate + 2.25%	£3,952	5,838	£7,904	13,113
Bank of England base rate + 2.25%	£—	—	£3,672	6,089

		$12,828		$26,146

Current portion of long term debt	—	$12,828	—	$12,637

Long term debt	—	—	—	$13,509

The Company has pledged trade receivables, other financial assets, property and equipment with a carrying amount of $149,670 and $145,523 as of March 31, 2015 and March 31, 2014, respectively, as collateral for the above mentioned borrowings. In addition, the facility agreements for the above mentioned borrowings contain certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio. As of March 31, 2015 the Company was in compliance with all of the covenants.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2015 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$32,448	$—	$—	$—	$32,448	$32,448
Bank deposits and marketable securities	9,577	—	—	94,054	103,631	103,631
Trade receivables	55,768	—	—	—	55,768	55,768
Unbilled revenue	39,675	—	—	—	39,675	39,675
Funds held for clients	12,737	—	—	—	12,737	12,737
Prepayments and other assets (1)	3,161	—	—	—	3,161	3,161
Investment in FMP	—	29,911	—	—	29,911	29,911
Other non-current assets (2)	6,476	—	—	—	6,476	6,476
Derivative assets	—	2,274	27,593	—	29,867	29,867

Total carrying value	$159,842	$32,185	$27,593	$94,054	$313,674	$313,674

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$22,706	$22,706	$22,706
Current portion of long term debt	—	—	12,828	12,828	12,828
Short term line of credit	—	—	12,881	12,881	12,881
Other employee obligations (3)	—	—	36,290	36,290	36,290
Provision and accrued expenses (4)	—	—	24,869	24,869	24,869
Other liabilities (5)	—	—	304	304	304
Derivative liabilities	791	1,383	—	2,174	2,174

Total carrying value	$791	$1,383	$109,878	$112,052	$112,052

Notes:

(1)	Excluding non-financial assets $13,597.
(2)	Excluding non-financial assets $11,137.
(3)	Excluding non-financial liabilities $10,203.
(4)	Excluding non-financial liabilities $753.
(5)	Excluding non-financial liabilities $9,644.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2014 are as follows:

Financial assets

	Loans and Receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$33,691	$—	$—	$—	$33,691	$33,691
Bank deposits and marketable securities	—	—	—	18,332	18,332	18,332
Trade receivables	61,983	—	—	—	61,983	61,983
Unbilled revenue	34,716	—	—	—	34,716	34,716
Funds held for clients	15,936	—	—	—	15,936	15,936
Prepayments and other assets (1)	3,716	—	—	—	3,716	3,716
Investment in FMP	—	94,159	—	—	94,159	94,159
Other non-current assets (2)	6,355	—	—	—	6,355	6,355
Derivative assets	—	1,118	9,805	—	10,923	10,923

Total carrying value	$156,397	$95,277	$9,805	$18,332	$279,811	$279,811

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$29,059	$29,059	$29,059
Current portion of long term debt	—	—	12,637	12,637	12,637
Long term debt	—	—	13,509	13,509	13,509
Short term line of credit	—	—	58,583	58,583	58,583
Pension and other employee obligations (3)	—	—	32,369	32,369	32,369
Provision and accrued expenses (4)	—	—	23,204	23,204	23,204
Other liabilities (5)	—	—	1,660	1,660	1,660
Derivative liabilities	674	9,801	—	10,475	10,475

Total carrying value	$674	$9,801	$171,021	$181,496	$181,496

Notes:

(1)	Excluding non-financial assets $13,209.
(2)	Excluding non-financial assets $10,298.
(3)	Excluding non-financial liabilities $9,102.
(4)	Excluding non-financial liabilities $693.
(5)	Excluding non-financial liabilities $8,899.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2015 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net amount
				Financial instruments	Cash collateral received
Derivative assets	$29,867	$—	$29,867	$(1,670)	$—	$28,197

Total	$29,867	$—	$29,867	$(1,670)	$—	$28,197

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$2,174	$—	$2,174	$(1,670)	$—	$504

Total	$2,174	$—	$2,174	$(1,670)	$—	$504

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2015 are as follows:-

Description	March 31, 2015	Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,274	$—	$2,274	$—
Investment in FMPs	29,911	29,911	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	27,593	—	27,593	—
Investments available for sale	94,054	94,054	—	—

Total assets	$153,832	$123,965	$29,867	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$791	$—	$791	$—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	1,383	—	1,383	—

Total liabilities	$2,174	$—	$2,174	$—

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2014 are as follows:

Description	March 31, 2014	Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,118	$—	$1,118	$—
Investment in FMPs	94,159	94,159	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	9,805	—	9,805	—
Investments available for sale	18,332	18,332	—	—

Total assets	$123,414	$112,491	$10,923	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$674	$—	$674	$—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	9,801	—	9,801	—

Total liabilities	$10,475	$—	$10,475	$—

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows, foreign exchange spot and forward premium rates. During the year ended March 31, 2015 and 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

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

The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	March 31, 2015	March 31, 2014
Forward contracts (Sell)
In US dollars	$168,315	$139,980
In United Kingdom Pound Sterling	141,693	140,357
In Euro	9,745	10,241
In Australian dollars	25,065	21,102
Others	13,887	19,421

	$358,705	$331,101

Option contracts (Sell)
In US dollars	$79,898	$75,843
In United Kingdom Pound Sterling	106,767	126,280
In Euro	7,697	8,995
In Australian dollars	19,462	19,408
Others	3,342	4,279

	$217,166	$234,805

The amount of gain/(loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Year ended March 31,
	2015	2014	2013
Revenue	$4,347	$4,938	$1,763
Foreign exchange gain/(loss), net	3,399	7,997	6,968
Finance expense	—	—	(39)
Income tax related to amounts reclassified into statement of income	(2,764)	(4,418)	(3,566)

Total	$4,982	$8,517	$5,126

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2015, the gain amounting to $15,445 on account of cash flow hedges is expected to be reclassified from other comprehensive income into statement of income over a period of 24 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the years ended March 31, 2015, 2014 and 2013 gains of $13, $125 and $1,105, respectively.

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

Components of market risk

Exchange rate or currency risk:

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2015 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.

Based upon the Company’s level of operations for the year ended March 31, 2015, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2015 by approximately $27,342. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2015 by approximately $24,681.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2015 is as follows:

	As at March 31, 2015
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other Currencies	Total
Cash and cash equivalents	$171	$236	$—	$1,858	$264	$137	$2,666
Trade receivables	81,456	63,670	5,916	7,615	2,311	2,797	163,765
Unbilled revenue	3,782	602	—	2,156	1,705	142	8,387
Prepayments and other current assets	495	190	240	15	52	28	1,020
Other non-current assets	23	—	—	—	—	16	39
Trade payables	(52,309)	(46,402)	(13,679)	(4,998)	(1,106)	(816)	(119,310)
Provisions and accrued expenses	(2,032)	(371)	(15)	(7)	(233)	(76)	(2,734)
Current portion of long term debt	—	—	—	—	—	—	—
Pension and other employee obligations	—	(12)	—	—	(42)	(224)	(278)
Short term line of credit		(11,823)					(11,823)
Long term debt	(7,000)	—	—	—	—	—	(7,000)
Other liabilities	(36)	—	—	—	—	(2)	(38)

Net assets (liabilities)	$24,550	$6,090	$(7,538)	$6,639	$2,951	$2,002	$34,694

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2014 is as follows:

	As at March 31, 2014
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other Currencies	Total
Cash and cash equivalents	$3,706	$382	$—	$—	$57	$317	$4,462
Trade receivables	89,182	50,721	6,179	10,799	4,805	2,682	164,368
Unbilled revenue	3,745	280	—	2,267	677	238	7,207
Prepayments and other current assets	710	1,379	244	10	271	34	2,648
Other non-current assets	3	—	—		—	17	20
Trade payables	(39,130)	(20,497)	(11,380)	(10,010)	(1,239)	(158)	(82,414)
Provisions and accrued expenses	(2,546)	(31)	(217)	(8)	(317)	(32)	(3,151)
Current portion of long term debt	—	—	—	—	—	—	—
Pension and other employee obligations	—	(15)	—	—	(54)	(301)	(370)
Short term line of credit	(25,000)	(27,925)	—	—	—	—	(52,925)
Long term debt	(7,000)	—	—	—	—	—	(7,000)
Other liabilities	(44)	—	—	—	—	(2)	(46)

Net assets (liabilities)	$23,626	$4,294	$(5,174)	$3,058	$4,200	$2,795	$32,799

Other currencies reflect currencies such as Philippines Peso (PHP), Canadian dollar (CAD), Polish zloty (PLN), Sri Lankan Rupee (LKR), Romanian Leu (RON) and South African Rand (ZAR) etc.

As at March 31, 2015, every 5% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $695.

Interest rate risk:

The Company’s exposure to interest rate risk arises principally from borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the BOE rate. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. If interest rates were to increase by 100 bps, additional annual interest expense on the Company’s floating rate borrowing would amount to approximately $218.

The Company intends to selectively use interest rate swaps, options and other derivative instruments to manage exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. The Company does not enter into hedging agreements for speculative purposes.

Credit risk:

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United Kingdom and the United States. Credit risk is managed through periodical assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. The credit risk on marketable securities, FMPs, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit-ratings assigned by international credit-rating agencies.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year Ended March 31,
	2015	2014	2013
Revenue from top customer	13.4%	15.2%	16.9%
Revenue from top five customers	33.0%	36.9%	37.1%

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

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables. The Company’s credit period generally ranges from 30-60 days. The age-wise break up of trade receivables, net of allowances that are past due beyond credit period, are as follows:

	As at
	March 31, 2015	March 31, 2014
Neither past due nor impaired	$40,544	$48,421
Past due but not impaired
Past due 0-30 days	10,811	7,322
Past due 31-60 days	1,091	1,625
Past due 61-90 days	496	1,077
Past due over 90 days	2,826	3,538
Past due and impaired	5,336	4,999

Total	$61,104	$66,982

Allowances for doubtful account receivables	$(5,336)	$(4,999)

Trade receivables net of allowances for doubtful account receivables	$55,768	$61,983

Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with well reputed banks and has unused lines of credit of $65, 638 as of March 31, 2015 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2015
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$12,841	$—	$—	$12,841
Trade Payables	22,706	—	—	22,706
Short term line of credit	12,881	—	—	12,881
Provision and accrued expenses	24,869	—	—	24,869
Other liabilities	304	—	—	304
Other employee obligations	36,290	—	—	36,290
Derivative financial instruments	1,784	390	—	2,174

Total	$111,675	$390	$—	$112,065

Notes:

(1)	Before netting off debt issuance cost of $13.
(2)	Non-financial liabilities are explained in financial instruments categories table above.

	As at March 31, 2014
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$12,672	$13,569	$—	$26,241
Trade Payables	29,059	—	—	29,059
Short term line of credit	58,583	—	—	58,583
Provision and accrued expenses	23,204	—	—	23,204
Other liabilities	1,660	—	—	1,660
Other employee obligations	32,369	—	—	32,369
Derivative financial instruments	9,076	1,399	—	10,475

Total	$166,623	$14,968	$—	$181,591

Notes:

(1)	Before netting off debt issuance cost of $95.
(2)	Non-financial liabilities are explained in financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2015	March 31, 2014
Cash and cash equivalents	$32,448	$33,691
Investments	133,542	112,491
Short term line of credit	(12,881)	(58,583)
Long term debt(1)	(12,828)	(26,146)

Net cash position	$140,281	$61,453

Note:

(1)	This includes the current portion of long term debt.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	March 31, 2015	March 31, 2014
Current:
Salaries and bonus	$36,290	$32,234
Pension	496	363
Withholding taxes on salary and statutory payables	3,638	3,572
Other employees payable	—	133

Total	$40,424	$36,302

Non-current:
Pension	$6,069	$5,168

Employee benefit costs consist of the following:

	Year ended March 31,
	2015	2014	2013
Salaries and bonus	$252,420	$235,280	$225,184
Employee benefit plans:
Defined contribution plan	7,396	6,434	6,521
Defined benefit plan	1,874	2,234	1,957
Share based compensation	9,499	6,935	5,343

Total	$271,189	$250,833	$239,005

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2015	2014	2013
Cost of revenue	$199,766	$184,655	$178,206
Selling and marketing expenses	23,073	26,397	22,570
General and administrative expenses	48,350	39,831	38,229

Total	$271,189	$250,883	$239,005

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2015	2014	2013
India	$5,115	$4,534	$4,798
Philippines	63	57	57
South Africa	518	494	349
Sri Lanka	577	466	291
United Kingdom	831	743	849
United States	292	140	177

Total	$7,396	$6,434	$6,521

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2015	2014	2013
Service cost	$1,351	$1,780	$1,487
Interest on the net defined benefit liability	523	454	470

Net gratuity cost	$1,874	$2,234	$1,957

	As at
	March 2015	March 2014
Change in projected benefit obligations
Obligation at beginning of the year	$6,337	$7,134
Foreign currency translation	(248)	(633)
Service cost	1,351	1,780
Interest cost	541	479
Benefits paid	(1,079)	(792)
Actuarial (gain)/loss
From changes in demographic assumptions	(44)	(56)
From changes in financial assumptions	308	(494)
From actual experience compared to assumptions	155	(1,081)

Benefit obligation at end of the year	$7,321	$6,337

Change in plan assets
Plan assets at beginning of the year	$806	$357
Foreign currency translation	(37)	(31)
Expected return on plan assets	18	25
Actuarial loss/(gain)	39	(26)
Actual contributions	939	1,273
Benefits paid	(1,009)	(792)

Plan assets at end of the year	$756	$806

Accrued pension liability
Current	$496	$363
Non-current	6,069	5,168

Net amount recognized	$6,565	$5,531

Present value of funded defined benefit obligation	$5,271	$4,925
Fair value of plan assets	(756)	(806)

	4,515	4,119

Present value of unfunded defined benefit obligation	$2,050	$1,412

Weighted average duration of defined benefit obligation (both funded and unfunded)	8.64 years	7.68 years

Net amount recognized relating to India plan, Philippines plan and Sri Lanka plan was $4,525, $1,640 and $400 as at March 31, 2015 and $4,134, $1,046 and $351 as at March 31, 2014, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2015	2014	2013
Discount rate:
India	8.00%	8.75%	7.85%
Philippines	5.03%	5.52%	3.91%
Sri Lanka	9.85%	9.50%	11.00%
Rate of increase in compensation level	6% to 8%	6% to 8%	8.00%
Expected rate of return on plan assets	8.00%	8.75%	7.50%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2015, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(4.1)%	(20.5)%	(9.4)%
Decrease in discount rate 1%	3.4%	26.6%	11.4%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	3.0%	24.7%	11.5%
Decrease in salary escalation rate by 1%	(3.8)%	(19.6)%	(9.6)%

Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a 12 month period.

As at March 31, 2015, $3 and $753 ($3 and $803, respectively, as at March 31, 2014) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 64% and 36% are invested in unquoted government securities and money market instruments, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the Plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.

The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2015. The Company expects to contribute $1,215 for the year ending March 31, 2016. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2016	$1,270
2017	1,140
2018	912
2019	785
2020	669
Thereafter	2,112

$6,888

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2015	March 31, 2014
Provisions	$753	$693
Accrued expenses	24,869	23,204

Total	$25,622	$23,897

A summary of activity for provisions is as follows:

	As at
	March 31, 2015	March 31, 2014
Balance at the beginning of the year	$693	$674
Additional provision	754	649
Provision used	(692)	(622)
Translation adjustments	(2)	(8)

Balance at the end of the year	$753	$693

16. Deferred revenue

Deferred revenue consists of the following:

	As at
	March 31, 2015	March 31, 2014
Current:
Payments in advance of services	$600	$775
Advance billings	2,384	3,651
Claims handling	—	11
Others	897	934

Total	$3,881	$5,371

	As at
	March 31, 2015	March 31, 2014
Non-current:
Payments in advance of services	$220	$495
Advance billings	163	1,182
Other	19	—

Total	$402	$1,677

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2015	March 31, 2014
Current:
Withholding taxes and value added tax payables	$3,989	$3,265
Deferred rent	806	644
Other liabilities	1,136	2,741

Total	$5,931	$6,650

Non-current:
Deferred rent	$3,601	$3,609
Other liabilities	416	300

Total	$4,017	$3,909

18. Share capital

As at March 31, 2015, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 51,950,662 ordinary shares outstanding as at March 31, 2015. There were no preferred shares outstanding as at March 31, 2015.

As at March 31, 2014, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 51,347,538 ordinary shares outstanding as at March 31, 2014. There were no preferred shares outstanding as at March 31, 2014.

In March 2015, WNS Holdings shareholders authorized a share repurchase program for the repurchase of up to 1.1 million of our ADSs, each representing one ordinary share, at a price range of $10 to $30 per ADS. Pursuant to the terms of the repurchase program, WNS Holdings ADSs may be purchased in the open market from time to time for 12 months from April 1, 2015. WNS Holdings are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at WNS Holdings discretion.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2015	2014	2013
Employee cost	$271,189	$250,883	$239,005
Repair payments	30,877	31,099	24,132
Facilities cost	70,801	65,652	65,684
Depreciation	14,387	13,960	14,709
Legal and professional expenses	13,108	17,735	15,162
Travel expenses	15,806	16,804	15,214
Others	27,633	22,167	24,382

Total cost of revenue, selling and marketing and general and administrative expenses	$443,801	$418,300	$398,288

20. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2015	2014	2013
Interest expense	$1,251	$2,812	$3,224
Interest on deferred purchase consideration	—	23	215
Interest rate swap	—	—	(15)
Debt issue cost	81	113	209

Total	$1,332	$2,948	$3,633

21. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2015	2014	2013
Income from interest and dividend on marketable securities	$4,785	$3,480	$3,140
Net gain/(loss) arising on financial assets designated as FVTPL	4,553	4,000	102
Others	2,574	2,045	1,525

Total	$11,912	$9,525	$4,767

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

22. Share-based payments

The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 and September 2011 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at March 31, 2015, the Company had 445,888 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2015, 2014 and 2013 are as follows:

	Year ended March 31,
	2015		2014		2013
Share-based compensation expense recorded in	$		$		$
Cost of revenue		856		1,316		992
Selling and marketing expenses		779		591		425
General and administrative expenses		7,864		5,028		3,926

Total share-based compensation expense		$9,499		$6,935		$5,343

Upon exercise of share options and RSUs, the Company issued 603,124, 759,494 and 509,163 shares, respectively, during the years ended March 31, 2015, 2014 and 2013.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Share-based options

Movements in the number of options outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2013	902,245	$21.60	3.45	$491
Exercised	(45,131)	7.01
Lapsed	(1,000)	12.26

Outstanding as at March 31, 2014	856,114	$22.38	2.52	$339
Exercised	(39,827)	13.76
Lapsed	(1)	2.72

Outstanding as at March 31, 2015	816,286	$22.80	1.53	$2,407
Options exercisable	816,286	$22.80	1.53	$2,407

The aggregate intrinsic value of options exercised during the year ended March 31, 2015 and 2014 was $306 and $584, respectively. The total grant date fair value of options vested during the year ended March 31, 2015 and 2014 was $nil for each year. Total cash received as a result of option exercised during the year ended March 31, 2015 and March 31, 2014 was $535 and $279, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2015, 2014 and 2013.

The weighted average share price of options exercised during the year ended March 31, 2015, 2014 and 2013 was $21.13, $19.09 and $11.23 respectively. The options outstanding at March 31, 2015 had an exercise price per option in the range of $5.7 to $35.3 (March 31, 2014: $2.7 to $35.3) and a weighted average remaining contractual term of 1.53 years (March 31, 2014: 2.52 years)

Restricted Share Units

The 2006 Incentive Award Plan also allows for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.

Movements in the number of RSUs outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2013	1,482,177	$11.41	7.82	$21,847
Granted	592,547	14.87
Exercised	(676,045)	12.24
Forfeited	(53,567)	12.64
Lapsed	—	—

Outstanding as at March 31, 2014	1,345,112	$12.47	7.93	$24,212
Granted	560,024	19.19
Exercised	(516,171)	11.81
Forfeited	(65,467)	16.44
Lapsed	—	—

Outstanding as at March 31, 2015	1,323,498	$15.37	7.86	$32,187
RSUs exercisable	406,699	$11.28	5.98	$9,891

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2015, there was $4,768 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.73 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share based compensation related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2015, 2014 and 2013 was $19.19, $14.87, and $10.93 per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2015 and 2014 was $9,529 and $13,139, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2015 and 2014 was $5,878 and $4,909, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2015, 2014 and 2013 was $18.46, $19.43 and $10.63, respectively.

Performance share units

The 2006 Incentive Award Plan also allows for grant of performance share units (“PSUs”). Each PSU represents the right to receive one ordinary share based on the Company’s performance against specified targets and vests over a period of up to four years.

Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2013	951,190	$10.44	8.26	$14,021
Granted	203,434	14.53
Exercised	(38,318)	8.77
Forfeited	(638,393)	10.90

Outstanding as at March 31, 2014	477,913	$11.70	7.98	$8,602
Granted	327,409	19.02
Exercised	(47,126)	9.69
Forfeited	(198,626)	11.22

Outstanding as at March 31, 2015	559,570	$14.98	8.16	$13,609
PSUs exercisable	31,409	$9.38	5.85	$764

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2015, there was $4,023 of unrecognized compensation cost related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.66 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2015, 2014 and 2013 was $19.02, $14.53, and $9.63 respectively, per ADS. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2015 and 2014 was $1,000 and $789, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2015 and 2014 was $388 and $712, respectively.

The weighted average share price of PSU exercised during the year ended March 31, 2015, 2014 and 2013 was $21.23, $20.60 and $nil, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23. Income taxes

The domestic and foreign source component of profit (loss) before income taxes is as follows:

	Year ended March 31,
	2015	2014	2013
Domestic	$(3,351)	$(3,501)	$(589)
Foreign	84,382	59,437	31,852

Profit before income taxes	$81,031	$55,936	$31,263

The Company’s provision for income taxes consists of the following:

	Year ended March 31,
	2015	2014	2013
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	16,914	11,828	13,425

	16,914	11,828	13,425

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	5,503	2,461	(3,561)

	5,503	2,461	(3,561)

	$22,417	$14,289	$9,864

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme is eligible for 50% income tax exemption from fiscal 2013 to fiscal 2022. The Company in fiscal 2012 started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme that are eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started its operations in new delivery centers in Gurgaon and Pune, India registered under the SEZ scheme that are eligible for 100% income tax exemption until fiscal 2019, and 50% income tax exemption from fiscal 2020 to fiscal 2029. The Government of India pursuant to the Indian Finance Act, 2011 has also levied minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 20.96%. The Company’s operations in Costa Rica are eligible for a 100% income tax exemption until fiscal 2017 and 50% income tax exemption from fiscal 2018 to fiscal 2021. The Company’s operations in Philippines located in Eastwood Avenue, Manila were eligible for tax exemptions until fiscal 2015. During fiscal 2013, the Company started operations in a new delivery center in Philippines located in Techno Plaza II, Manila which is eligible for tax exemption until fiscal 2017. The Government of Sri Lanka has exempted profits earned from export revenue from tax, which enables the Company’s Sri Lankan subsidiary to continue to claim a tax exemption.

If the income tax exemption was not available, the additional income tax expense at the respective statutory rates in India and Sri Lanka would have been approximately $3,011, $1,671 and $769 for the years ended March 31, 2015, 2014 and 2013, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2015 by $0.06 and $0.06, respectively ($0.03 and $0.03, respectively for the year ended March 31, 2014 and $0.02 and $0.01, respectively, for the year ended March 31, 2013).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2015	2014	2013
Current taxes:
Excess tax deductions related to share-based payments	(99)	(104)	(55)

	$(99)	$(104)	$(55)

Deferred taxes:
Excess tax deductions related to share-based payments	(169)	(105)	(156)

	$(169)	$(105)	$(156)

Total income tax recognized directly in equity	$(268)	$(209)	$(211)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2015	2014	2013
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	8,242	(2,052)	4,304

Total income tax recognized directly in other comprehensive income	$8,242	$(2,052)	$4,304

The reconciliation of estimated income tax to provision for income tax:

	Year ended March 31,
	2015	2014	2013
Profit before income taxes	$81,031	$55,936	$31,263
Income tax expense at tax rates applicable to individual entities	26,749	20,365	11,094
Effect of:
Items not deductible for tax	228	80	96
Exempt income	(5,228)	(3,509)	(1,766)
(Gain)/Loss in respect of which deferred tax (liability)/asset not recognized due to uncertainty and ineligibility to carry forward	318	(47)	2,983
Temporary difference that will reverse during tax holiday period	1,175	(2,154)	(2,338)
Change in tax rate and law	268	169	(318)
Provision for uncertain tax position	(345)	(163)	(80)
State taxes	17	27	(5)
Others, net	(765)	(479)	198

Provision for income tax	$22,417	$14,289	$9,864

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2015 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$8,280	$—	$(1,386)	$—	$—	$(356)	$6,538
Net operating loss carry forward	4,363	—	246	—	—	(305)	4,304
Accruals deductible on actual payment	3,720	—	639	—	—	(158)	4,201
Share-based compensation	5,356	—	803	169	—	(218)	6,110
Minimum alternate tax	15,289	—	(6,405)		—	(557)	8,327
Others	1,710	—	(160)		—	(106)	1,444

Total deferred tax assets	$38,718	$—	$(6,263)	$169	$—	$(1,700)	$30,924

Deferred tax liabilities:
Intangibles	4,886	—	(2,751)	—	—	(90)	2,045
Unrealized gain/(loss) on cash flow hedging and investments	(285)	—	1,991	—	8,242	(127)	9,821

Total deferred tax liabilities	$4,601	$—	$(760)	$—	$8,242	$(217)	$11,866

Net deferred tax assets/(liabilities)	$34,117	$—	$(5,503)	$169	$(8,242)	$(1,483)	$19,058

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred tax presented in the statement of financial position is as follows:

	As at
	March 31, 2015	March 31, 2014
Deferred tax assets	21,331	37,066
Deferred tax liabilities	(2,273)	(2,949)

Net deferred tax assets	$19,058	$34,117

There are unused tax losses amounting to $44,540 as at March 31, 2015 for which no deferred tax asset has been recognized as these losses either relate to certain tax jurisdictions where the group entities have had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entities in the future to offset such losses or there is uncertainty in the treatment of such losses under the tax laws of the relevant jurisdictions. The expiry dates of the tax benefit for these losses depend on the local tax laws of each jurisdiction and, if not utilized, would expire on various dates starting from financial year 2016 to 2022. However, in the UK there is no expiry period for the unused tax losses.

MAT paid by the India entity as per the Indian Income tax Act can be carried forward and set-off against future income tax liabilities of the company under normal tax provisions within a period of ten years. Such credit for MAT paid, has been recognized on the basis of estimated taxable income in future years and, if not utilized, would expire in financial year 2021 and 2022.

Deferred income tax liabilities on earnings of Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $233,214, $158,352 and $139,267 as at March 31, 2015, 2014 and 2013, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2012, which assess additional taxable income that could in the aggregate give rise to an estimated $48,629 in additional taxes, including interest of $17,222. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $39,620 in additional taxes, including interest of $12,299. The income tax authorities have filed appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2015, the Company has provided a tax reserve of $14,474 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2015, corporate tax returns for years ended March 31, 2012 (for certain legal entities) and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,134 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,557 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2015	2014	2013
Numerator:
Profit	$58,614	$41,647	$21,399
Denominator:
Basic weighted average ordinary shares outstanding	51,633,516	50,958,864	50,309,140
Dilutive impact of equivalent stock options and RSUs	1,795,465	1,730,293	1,402,392
Diluted weighted average ordinary shares outstanding	53,428,981	52,689,157	51,711,532

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excludes options with exercise price that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the years ended March 31, 2015, 2014 and 2013, the Company excluded from the calculation of diluted EPS options to purchase 314,454; 314,454; and 815,378 shares, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2015:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands Cooperative U.A.		The Netherlands

	WNS Global Services Philippines Inc.	Philippines

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L	Costa Rica

WNS Global Services (UK) Limited		United Kingdom

	WNS Workflow Technologies Limited	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Global Services SA (Pty) Ltd.	South Africa

	WNS Legal Assistance LLP (2)	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	WNS Customer Solutions (Singapore) Private Limited	Singapore

	WNS Customer Solutions (Private) Limited	Sri Lanka

	WNS Global Services (Australia) Pty Ltd	Australia

	Business Applications Associates Beijing Limited	China

	WNS Global Services Private Limited (1)	India

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

Notes:

(1)	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding for WNS (Mauritius) Limited is 80% and for WNS Customer Solutions (Singapore) Limited is 20%.
(2)	All the above subsidiaries are wholly owned except WNS Legal Assistance LLP, a limited liability partnership, organized under the laws of England and Wales in November 2014. We intend for WNS Legal Assistance LLP to provide legal and professional services for our Auto Claims BPM (as defined in Note 26) segment in the UK. WNS Legal Assistance LLP is 80% owned by WNS Global Services (UK) Limited and 20% owned by Prettys.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Warburg Pincus and its affiliates (till February 12, 2013)	Principal shareholder

Datacap Software Private Limited (“Datacap”) (till December 31, 2013)	A company of which a member of key management is a principal shareholder

Acumentor Inc. (w.e.f April 1, 2014)	An entity of which a member of key management is the sole proprietor

Surface Architectural Supply Inc. (w.e.f September 1, 2014)	A company in which a member of key management has a controlling stake

J F Fitness of Virginia (w.e.f September 1, 2014)	A company in which a member of key management has a controlling stake

Sheron LLC (w.e.f April 1, 2014)	A company which a close relative of the member of key management owns and controls

Key management personnel
Adrian T. Dillon (Appointed on September 21, 2012)	Chairman (Appointed as Chairman effective January 1, 2014, was Non-Executive Vice Chairman till December 31, 2013)

Keshav R. Murugesh	Director and Group Chief Executive Officer

Jeremy Young	Director

Deepak S. Parekh (Ceased to be director from September 4, 2012)	Director

Renu S. Karnad (Appointed on September 21, 2012)	Director

Eric B. Herr (Ceased to be director from April 30, 2014)	Director (Ceased to be Chairman from January 1, 2014)

Richard O. Bernays (Ceased to be director from December 31, 2013)	Director

Anthony A. Greener	Director

Albert Aboody	Director

Alok Misra (Ceased to be CFO from August 17, 2012)	Group Chief Financial Officer

Deepak Sogani (Resigned on August 27, 2013)	Group Chief Financial Officer

Johnson J. Selvadurai (Ceased to be an executive officer from January 1, 2014)	Managing Director — Europe

Michael Garber (Ceased to be an executive officer from January 1, 2014)	Chief Sales and Marketing Officer

Kumar Subramaniam (Appointed as Interim Group Chief Financial Officer for the period August 17, 2012 to December 2, 2012)	Group Chief Financial Officer

Ronald Strout (Ceased to be an executive officer from June 28, 2012)	Chief of Staff and Head Americas

Swaminathan Rajamani	Chief People Officer

Ronald Gillette (Appointed as executive officer on January 1, 2014)	Chief Operating Officer

Sanjay Puria (Appointed as Group Chief Financial Officer effective August 28, 2013)	Group Chief Financial Officer

Gareth Williams (Appointed on January 1, 2014)	Director

Michael Menezes (Appointed on January 1, 2014)	Director

John Freeland (Appointed on September 1 , 2014)	Director

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2015	2014	2013
Revenue
Warburg Pincus and its Affiliates	$—	$—	$3,753
Cost of Revenue
Datacap	—	21	27
Key management personnel*
Remuneration and short-term benefits	3,763	3,890	3,365
Defined contribution plan	82	108	106
Other benefits	14	30	23
Share based compensation	5,759	3,259	3,036

*	Defined benefit plan is not disclosed as these are determined for the Company as a whole.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2015 are as follows:

	Year ended March 31, 2015
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$472,840	$61,053	$—	$533,893
Segment revenue	$473,056	$61,053	$(216)	$533,893
Payments to repair centers	—	30,878	—	30,878

Revenue less repair payments	473,056	30,175	(216)	503,015
Depreciation	14,027	360	—	14,387
Other costs	360,299	24,403	(216)	384,486

Segment operating profit	98,730	5,412	—	104,142
Other income, net	(11,140)	(772)	—	(11,912)
Finance expense	1,332	—	—	1,332

Segment profit before income taxes	108,538	6,184	—	114,722
Provision for income taxes	21,246	1,171	—	22,417

Segment profit	87,292	5,013	—	92,305
Amortization of intangible assets				24,192
Share based compensation expense				9,499

Profit				$58,614

Addition to non-current assets	$20,923	$1,785	$—	$22,708
Total assets, net of elimination	393,152	137,149	—	530,301
Total liabilities, net of elimination	$78,539	$62,656	$—	$141,195

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 13.4% of the Company’s total revenue for the year ended March 31, 2015. The receivables from this customer comprised 9.8% of the Company’s total accounts receivables as at March 31, 2015.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2013 are as follows:

	Year ended March 31, 2013
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*		Total
Revenue from external customers	$405,131	$55,132		$—	$460,263
Segment revenue	$405,438	$55,132		$(307)	$460,263
Payments to repair centers	—	24,133		—	24,133

Revenue less repair payments	405,438	30,999		(307)	436,130
Depreciation	13,694	1,015		—	14,709
Other costs	335,008	24,898		(307)	359,599

Segment operating profit	56,736	5,086		—	61,822
Other expense/(income), net	(3,952)	(815)		—	(4,767)
Finance expense	3,633	—		—	3,633

Segment profit before income taxes	57,055	5,901		—	62,956
Provision for income taxes	8,893	971		—	9,864

Segment profit	48,162	4,930		—	53,092
Amortization of intangible assets					26,350
Share based compensation expense					5,343

Profit					$21,399

Addition to non-current assets	$28,214	$1,150	$		$29,364
Total assets, net of elimination	423,309	111,584		—	534,893
Total liabilities, net of elimination	$188,669	$45,627		$—	$234,296

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 16.9% of the Company’s total revenue for the year ended March 31, 2013. The receivables from this customer comprised 9.1% of the Company’s total accounts receivables as at March 31, 2013.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013
Jersey, Channel Islands	$—	$—	$—
UK	281,928	265,026	245,300
US	138,501	137,369	140,218
Europe (excluding UK)	28,758	26,989	27,291
South Africa	17,405	20,502	14,238
Australia	34,193	18,510	10,830
Rest of the world	33,108	34,225	22,386

Total	$533,893	$502,621	$460,263

The Company’s non-current assets (excluding goodwill and intangibles) by geographic area are as follows:

	As at March 31,
	2015	2014
Jersey, Channel Islands	$—	$—
UK	4,133	3,276
North America	3,266	3,774
India	28,066	22,605
South Africa	2,830	4,126
Philippines	4,420	5,734
Rest of the world	5,515	5,650

Total	$48,230	$45,165

27. Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between fiscal 2016 and 2028. The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2015 are as follows:

Operating lease
Less than 1 year	$18,225
1-3 years	25,266
3-5 years	14,910
More than 5 years	23,128

Total minimum lease payments	$81,529

Rental expenses were $23,794, $22,994 and $22,459, respectively, for the years ended March 31, 2015, 2014, and 2013.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Capital commitments

As at March 31, 2015 and 2014, the Company had committed to spend approximately $3,107 and $3,576, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $895 and $694 as at March 31, 2015 and 2014, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $510 and $881 as at March 31, 2015 and 2014, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

The capital structure as at March 31, 2015 and 2014 was as follows:

	As at
	March 31, 2015	March 31, 2014	% Change
Total equity attributable to the equity shareholders of the Company	$389,106	$324,970	20%
As percentage of total capital	94%	79%
Short term line of credit	12,881	58,583
Long term debt(1)	12,828	26,146
Total debt	$25,709	$84,729	(70)%
As percentage of total capital	6%	21%
Total capital (debt and equity)	$414,815	$409,698	1%

Note:

The Company is predominantly equity-financed. This is also evident from the fact that debt represented only 6% and 21% of total capital as at March 31, 2015 and 2014, respectively.