Form 20-F
period 2016-03-31
WNS (HOLDINGS) LTD
filed 2016-05-12
CIK 1356570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

(Address of principal executive offices)

Orijit Das

Group General Counsel

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

(91-22) 4095-2100

orijit.das@wns.com

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

As at March 31, 2016, 52,406,304 ordinary shares (including 1,100,000 treasury shares), par value 10 pence per share, were issued and outstanding, of which 52,182,911 ordinary shares were held in the form of American Depositary Shares, or ADSs. Each ADS represents one ordinary share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

WNS (HOLDINGS) LIMITED

Ex-4.8 Lease Deed commencing April 1, 2016 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Blocks 10 at DLF IT Park.

Ex-4.9 Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10.

Ex-4.10 Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5.

Ex-4.11 Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11.

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

We also refer to information regarding the business process management, or BPM, industry, our company and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data. We previously described BPM as business process outsourcing, or BPO. We also refer to business process services, or BPS.

This annual report also includes information regarding the BPM market from the “Gartner Inc., Forecast: IT Services, Worldwide, 2014-2020 1Q16 Update report dated March 23, 2016 by Gartner Inc. (which we refer to herein as the “Gartner Report”). The Gartner Report described herein contains data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report are subject to change without notice.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	our dependence on a limited number of clients in a limited number of industries;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management industry;

•	technological innovation;

•	telecommunications or technology disruptions;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	our ability to attract and retain clients;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

•	our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share;

•	future regulatory actions and conditions in our operating areas; and

•	volatility of our ADS price.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2016, 2015, 2014, 2013 and 2012 have been prepared in conformity with IFRS, as issued by the IASB.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following selected consolidated statement of income data for fiscal 2016, 2015 and 2014 and selected consolidated statement of financial position data as at March 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for fiscal 2013 and 2012 and selected consolidated statement of financial position data as at March 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2016	2015	2014	2013	2012
	(US dollars in millions, except share and per share data)
Consolidated statement of income data:
Revenue(1)	$562.2	$533.9	$502.6	$460.3	$474.1
Cost of revenue(1)(2)	365.4	342.7	327.7	311.0	340.9

Gross profit	196.8	191.2	174.9	149.3	133.2
Operating expenses:
Selling and marketing expenses(2)	30.8	31.1	35.2	30.2	26.3
General and administrative expenses(2)	78.9	70.0	55.4	57.1	51.3
Foreign exchange loss (gains), net	(11.0)	(4.6)	11.2	5.5	(1.9)
Amortization of intangible assets	25.2	24.2	23.8	26.4	29.5

Operating profit	72.9	70.5	49.4	30.1	28.0
Other income, net	(8.5)	(11.9)	(9.5)	(4.8)	—
Finance expense	0.3	1.3	2.9	3.6	4.0

Profit before income taxes	81.1	81.0	55.9	31.3	24.0
Provision for income taxes	21.2	22.4	14.3	9.9	11.5

Profit	$59.9	$58.6	$41.6	$21.4	$12.5

Earnings per share of ordinary share:
Basic	$1.17	$1.14	$0.82	$0.43	$0.28
Diluted	$1.12	$1.10	$0.79	$0.41	$0.27
Basic weighted average ordinary shares outstanding	51,372,117	51,633,516	50,958,864	50,309,140	45,261,411
Diluted weighted average ordinary shares outstanding	53,639,670	53,428,981	52,689,157	51,711,532	46,504,282

	As at March 31,
	2016	2015	2014	2013	2012
	(US dollars in millions)
Consolidated statement of financial position data:
Assets
Cash and cash equivalents	$41.9	$32.4	$33.7	$27.9	$46.7
Investments	133.0	133.5	83.8	46.5	26.4
Trade receivables including unbilled revenue, net	99.2	95.5	96.7	90.0	102.3
Other current assets(3)	48.4	53.7	39.6	39.5	50.2

Total current assets	322.5	315.1	253.9	203.8	225.6

Goodwill and intangible assets, net	103.4	122.4	152.9	179.2	201.8
Property and equipment, net	50.4	48.2	45.2	48.4	45.4
Deferred tax assets	22.5	21.3	37.1	41.6	43.8
Investments	—	—	28.7	43.2	—
Other non-current assets(4)	26.7	23.3	20.8	18.6	8.4

Total non-current assets	203.0	215.2	284.6	331.1	299.5

Total assets	525.5	530.3	538.4	534.9	525.2

Liabilities and equity
Current portion of long term debt	—	12.8	12.6	7.7	26.0
Trade payables	19.9	22.7	29.1	29.3	47.9
Other current liabilities(5)	83.5	92.5	143.2	145.4	114.3

Total current liabilities	103.4	128.0	184.8	182.4	188.2

Long term debt	—	—	13.5	33.7	36.7
Other non-current liabilities(6)	13.9	13.2	15.1	18.2	16.6

Total non-current liabilities	13.9	13.2	28.6	51.9	53.3

Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares, issued: 52,406,304; 51,950,662; 51,347,538; 50,588,044; and 50,078,881 shares each as at March 31, 2016; 2015; 2014; 2013; and 2012, respectively)	8.2	8.1	8.0	7.9	7.8
Share premium	306.9	286.8	276.6	269.3	263.5
Other shareholders’ equity (7)	123.6	94.2	40.3	23.4	12.3

Total shareholders’ equity, including shares held in treasury	438.7	389.1	325.0	300.6	283.7

Less: 1,100,000 shares as of March 31, 2016 and Nil shares as of March 31, 2015; 2014; 2013; and 2012, held in treasury, at cost	(30.5)	—	—	—	—

Total shareholders’ equity	408.2	389.1	325.0	300.6	283.7

Total liabilities and equity	$525.5	$530.3	$538.4	$534.9	$525.2

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2016	2015	2014	2013	2012
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$562.2	$533.9	$502.6	$460.3	$474.1
Gross profit as a percentage of revenue	35.0%	35.8%	34.8%	32.4%	28.1%
Operating income as a percentage of revenue	13.0%	13.2%	9.8%	6.5%	5.9%
Non-GAAP Financial Data:
Revenue less repair payments (non-GAAP)(8)	$531.0	$503.0	$471.5	$436.1	$395.1
Gross profit as a percentage of revenue less repair payments (non-GAAP)	37.1%	38.0%	37.1%	34.2%	33.7%
Operating income as a percentage of revenue less repair payments (non-GAAP)	13.7%	14.0%	10.5%	6.9%	7.1%
Operating Data:
Number of employees (at year end)	32,388	28,890	27,020	25,520	23,874

Notes:

(1)	During fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue, respectively, resulting in lower revenue and cost of revenue.
(2)	Includes the following share-based compensation amounts:

	For the year ended March 31,
	2016	2015	2014	2013	2012
	(US dollars in millions)
Cost of revenue	$1.9	$0.8	$1.3	$1.0	$1.0
Selling and marketing expenses	$1.4	$0.8	$0.6	$0.4	$0.4
General and administrative expenses	$14.6	$7.9	$5.0	$3.9	$3.9

(3)	Consists of funds held for clients, derivative assets and prepayments and other current assets.
(4)	Consists of non-current portion of derivative assets and other non-current assets.
(5)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, short term line of credit, deferred revenue, current taxes payable and other liabilities.
(6)	Consists of non-current portion of derivatives liabilities, pension and other employee obligations, deferred revenue, deferred tax liabilities and other non-current liabilities.
(7)	Consists of retained earnings and other components of equity.

(8)	Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non-fault” repair cases with respect to one former client (whose contract with us was terminated with effect from April 18, 2012). The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2016	2015	2014	2013	2012
	(US dollars in millions)
Revenue (GAAP)	$562.2	$533.9	$502.6	$460.3	$474.1
Less: Payments to repair centers(a)	31.2	30.9	31.1	24.1	79.1

Revenue less repair payments (non-GAAP)	$531.0	$503.0	$471.5	$436.1	$395.1

Note:

(a)	Consists of payments to repair centers in our auto claims business (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non-fault” repair cases with respect to one former client as discussed below.

We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. Effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS UK, received an approval from the Solicitors Regulatory Authority, UK, to provide legal services in relation to personal injury claims. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments (non-GAAP) to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (non-GAAP) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. For one former client in our “non-fault” repairs business (whose contract with us was terminated with effect from April 18, 2012), we provided only repair management services where we wholly subcontracted the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluated the financial performance of our business with this former client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is based on revenue less repair payments (non-GAAP). Our “non-fault” repairs business where we provide accident management services, accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure in this annual report provides useful information for investors regarding the financial performance of our business and our two reportable segments. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

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

Risks Related to Our Business

The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

Global economic conditions continue to show signs of turbulence. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the low price of crude oil and other commodities across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in China, the European Union, or EU, Russia and India, and residual concerns about the sustainability of economic recovery in the US and its substantial debt burden, have contributed to market volatility and diminished expectations for the US, European and global economies. The economic slowdown in China, coupled with turbulence in its financial markets, has global implications through the possibility of contagion into other markets. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve begins raising interest rates. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, such as the recent attacks in Western Europe, Turkey and the Middle East, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies may curtail global economic growth.

These economic and geo-political conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Changing economic conditions may have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “—Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar and the South African rand could have a material adverse effect on our results of operations.”

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

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2016 and 2015, our five largest clients accounted for 30.7% and 33.0% of our revenue and 32.5% and 35.0% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2016 and 2015, our three largest clients accounted for 24.0% and 27.4% of our revenue and 25.4% and 29.0% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2016, our largest client, Aviva Global Services (Management Services) Private Limited, or Aviva MS, individually accounted for 10.9% and 11.6% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 13.4% and 14.2% in fiscal 2015, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an online travel agency, or OTA, provided us with lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013, pursuant to which, it, over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments (non-GAAP) in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

Revenue from Aviva MS under our master services agreement with Aviva MS, or the Aviva master services agreement, accounts for a significant portion of our revenue and we expect our dependence on Aviva MS to continue for the foreseeable future. The terms of the Aviva master services agreement include termination at will provisions which permit Aviva MS to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

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

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2016 and 2015, 32.4% and 35.8% of our revenue, respectively, and 28.4% and 31.7% of our revenue less repair payments (non-GAAP), respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 19.6% and 18.7% of our revenue, respectively, and 20.7% and 19.8% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

Turbulence in the global economy affects both the industries in which our clients are concentrated and the geographies in which we do business. For further details, see “ — The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs”. Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, First Magnus Financial Corporation, or FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments (non-GAAP), respectively.

Further, the uncertainty in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, particularly weaker economic growth and low inflation in the EU and continued uncertainty in the US. In fiscal 2016 and 2015, 53.3% and 58.2% of our revenue, respectively, and 50.6% and 55.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (including the UK). During the same periods, 27.6% and 25.9% of our revenue, respectively, and 29.3% and 27.5% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in North America (primarily the US). Any further weakening of or uncertainty in the European or US economy will likely have a further adverse impact on our revenue.

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

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the South African rand and the Philippines peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippines pesos. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippines peso appreciates against the US dollar. Although the expected shift in US monetary policy to increase short term interest rates is likely to strengthen the US dollar against a number of currencies, particularly against emerging market currencies, fluctuations between the pound sterling, the Indian rupee, the South African rand, the Australian dollar or the Philippines peso, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the pound sterling, Indian rupee, South African rand, Australian dollar and Philippines peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

The average pound sterling to US dollar exchange rate was approximately £0.66 per $1.00 in fiscal 2016, which represented a depreciation of the pound sterling by an average of 6.4% as compared with the average exchange rate of £0.62 per $1.00 in fiscal 2015, which in turn represented an appreciation of the pound sterling by an average of 1.5% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2014.

The average Indian rupee to US dollar exchange rate was approximately 65.43 per $1.00 in fiscal 2016, which represented a depreciation of the Indian rupee by an average of 7.1% as compared with the average exchange rate of approximately 61.12 per $1.00 in fiscal 2015, which in turn represented a depreciation of the Indian rupee by an average of 1.2% as compared with the average exchange rate of approximately 60.38 per $1.00 in fiscal 2014.

In fiscal 2016, 2015 and 2014 the South African rand depreciated against the US dollar by an average of 24.3%, 9.4%, and 17.9% respectively, the Australian dollar depreciated against the US dollar by an average of 15.8%, 6.1%, and 9.6% respectively, and the Philippines peso depreciated against the US dollar by an average of 4.3%, 1.9%, and 4.4% respectively.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, the South African rand or the Philippines peso appreciates significantly against the US dollar. For example, the appreciation of the pound sterling in fiscal 2015 and the depreciation of the South African rand in fiscal 2016 and 2015 against the US dollar positively impacted our results of operations, whereas the depreciation of pound sterling in fiscal 2016 and the depreciation of the Australian dollar in fiscal 2016 and 2015 negatively impacted our results of operations in these years.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.

We have operations in ten countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations that our clients’ business operations are subject to include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK.

On account of the global nature of our and our clients’ operations, compliance with diverse legal and regulatory requirements is difficult, time-consuming and requires significant resources. Further, the extent of development of legal systems varies across the countries in which we operate and local laws may not be adequately developed or be able to provide us clear guidance to sufficiently protect our rights. Specifically, in many countries including those in which we operate and/or seek to expand to, the practices of local businesses may not be in accord with international business standards and could violate anti-corruption laws and regulations, including the UK Bribery Act 2010 and US Foreign Corrupt Practices Act 1977. Our employees, subcontractors, agents, business partners, the companies we acquire and their employees, subcontractors and agents, and other third parties with which we associate, could act in a manner which violates policies or procedures intended to ensure compliance with laws and regulations, including applicable anti-corruption laws or regulations.

Violations of such laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or were aware of the actions leading to the violations), including fines or penalties, breach of contract damages, disgorgement of profits and suspension or disqualification from work, any of which could materially and adversely affect our business, including our results of operations and our reputation. If we are unable to maintain our licenses, permits or other qualifications necessary to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

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

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Chennai was affected by severe flooding in November 2015. Although our clients experienced minimal disruptions during the Chennai flood due to the business continuity planning and infrastructure resiliency measures that are designed to minimize the impact of natural disasters on our business which we have implemented, such measures may be rendered less effective in other circumstances. During floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

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

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2017 (including work orders/statement of works that will expire on or before March 31, 2017) represented approximately 20% of our revenue and 21% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2016. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.

For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments (non-GAAP) in fiscal 2012 and 2011, respectively.

In addition, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an OTA, provided us with a lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments (non-GAAP) in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

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

Adverse changes to our relationships with the companies with whom we have an alliance or in the business of the companies with whom we have an alliance could adversely affect our results of operations.

We have alliances with companies whose capabilities complement our own. For example, some of our services and solutions are based on technology, software or platforms provided by these companies. The priorities and objectives of these companies with whom we have an alliance may differ from ours. As most of our alliance relationships are non-exclusive, these companies with whom we have an alliance are not prohibited from competing with us or forming closer or preferred arrangements with our competitors. One or more of these companies with whom we have an alliance may be acquired by a competitor, or may merge with each other, either of which could reduce our access over time to the technology, software or platforms provided by those companies. In addition, these companies with whom we have an alliance could experience reduced demand for their technology, software or platforms, including, for example, in response to changes in technology, which could lessen related demand for our services and solutions. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive, our ability to offer attractive solutions to our clients may be negatively affected, which could have an adverse effect on our results of operations.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional offshore delivery centers in the Asia Pacific and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last six fiscal years, our employees have increased to 32,388 as at March 31, 2016 from 21,958 as at March 31, 2010. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2013, we opened new facilities in Poland and Vishakhapatnam, or Vizag. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. We now have delivery centers across 10 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. Further, in February 2011, we received in-principle approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirappalli Navalpattu, special economic zone, or SEZ, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited, or ELCOT for setting up delivery centers in the future. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Europe.

We have also completed numerous acquisitions. For example, in June 2012, we acquired Fusion Outsourcing Services (Proprietary) Limited, or Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012, which increased to 4,026 people as at March 31, 2016.

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

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During fiscal 2016, 2015 and 2014, the attrition rate for our employees who have completed six months of employment with us was 34%, 34% and 33%, respectively. We cannot assure you that our attrition rate will not continue to increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

We, from time to time, enter into agreements for credit facilities, which may impose operating and financial restrictions on us and our subsidiaries.

We, from time to time, enter into agreements for credit facilities, which may contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•	they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	they may impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the balance loan outstanding.

Further, the restrictions that may be contained in our agreements for credit facilities that we enter into from time to time may limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our agreements for credit facilities that we enter into from time to time may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To fund our capital expenditures and service any indebtedness and other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to fund planned capital expenditures and to make payments on any outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing.

If we cannot fund our capital expenditure and service our credit facilities, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F.

If material weaknesses are identified in our internal controls over financial reporting, we could be required to implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India may reduce this competitive advantage. For example, in December 2015, the Government of India amended the Payment of Bonus Act, 1965, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. As a result, our wage costs in India have increased. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following the establishment of our delivery centers in the US in 2014, our operations in the US have expanded and our wage costs for employees located in the UK and the US now represent a larger proportion of our total wage costs. Wage increases in the UK and the US may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H7N9) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

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

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2016, 2015 and 2014, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. During fiscal 2015, we incurred costs to move our operations from one site in Gurgaon to another. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin

We have incurred losses in the past. We may not be profitable in the future.

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

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. In March 2016, we entered into a definitive agreement to acquire Value Edge Research Services Pvt. Ltd., or Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. The acquisition is subject to regulatory approval and other customary closing conditions and is expected to close in the first quarter of fiscal 2017. Assuming completion of our acquisition of Value Edge, we cannot assure you that we will be able to successfully integrate Value Edge’s business operations with ours, or that we will be able to successfully leverage Value Edge’s assets to grow our revenue, expand our service offerings and market share or achieve accretive benefits from our acquisition of Value Edge.

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

As at March 31, 2016, we had goodwill and intangible assets of approximately $76.2 million and $27.1 million, respectively, which primarily resulted from the purchases of Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore, following our acquisition), BizAps, Chang Limited, Flovate Technologies Limited, or Flovate, Fusion, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance), and WNS Global Services Private Limited, or WNS Global. Of the $27.1 million of intangible assets as at March 31, 2016, $12.5 million pertain to our purchase of Aviva Global. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded a significant impairment charge to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $12.5 million of intangible assets relating to our purchase of Aviva Global. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to no Jersey income tax rate. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, in December 2015, the Government of India amended the Payment of Bonus Act, 1965, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. As a result, our wage costs in India have increased. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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

Our business in South Africa is evaluated for compliance with the South African government’s Broad-Based Black Economic Empowerment, or BBBEE, legislation. Failure to maintain a minimum BBBEE rating would result in a loss of certain government grants, and may also result in us losing certain business opportunities or clients imposing contractual penalties on us.

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard based on various criteria. South African government grants are available to certain businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating. Under the BBBEE criteria that were in effect prior to March 2016, we have achieved the required rating. Our current compliance rating is effective until March 2017.

New BBBEE criteria will be effective for us from March 2017, according to which an entity will receive a new compliance rating. Under these new criteria, our rating based on our current structure and practices will drop and we will be required contractually to achieve a minimum rating. We have developed a plan to achieve or improve upon our current rating by the next BBBEE verification audit for fiscal 2018. This plan includes, among other measures, divesting some of our interests in our South Africa subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). However, there is no assurance that we will successfully maintain our existing BBBEE rating under the new criteria by February 2017, or at all. If we fail to achieve the required BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2016, fiscal 2015 and 2014, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $5.0 million, $3.0 million and $1.7 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2016, fiscal 2015 and 2014 respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100.0% to 50.0% which started in fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100.0% income tax exemption.

For example, in the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India, or STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1,

2011, upon the expiration of this tax exemption, income derived from our STPI operations in India became subject to the prevailing annual tax rate, which is currently 34.61%, and was 33.99% in fiscal 2015 and 2014. See “Part I – Item 4. Information on the Company – B. Business Overview – Regulations.”

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

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received requests for information from, and are in discussions with, the relevant income tax authority in India relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is currently expected to be effective April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2014, stipulated that any income arising from unlisted securities and units (other than equity oriented funds) after July 10, 2014 would be considered as a long term capital gain if held for more than 36 months as compared to the earlier period of 12 months. At the time of the change, income from a long term capital asset was taxed at 10% as compared to 34.61% for income from short term capital assets. We invested in a number of debt oriented fixed maturity plans, or FMPs in fiscal 2014 that were categorized as long term capital assets under the previous rules but are now categorized as short term capital assets under the current rules. As a result, our investment in such FMPs resulted in additional income tax payable of $0.03 million in fiscal 2016 and $1.7 million in fiscal 2015 which reduced our net profit by the respective same amounts for those fiscal years.

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

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013.

We may be required to pay additional taxes in connection with audits by the Indian tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2012 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,798.2 million ($42.2 million based on the exchange rate on March 31, 2016) in additional taxes, including interest of 1,029.7 million ($15.5 million based on the exchange rate on March 31, 2016).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited, or WNS BCS, each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2016 we have provided a tax reserve of 907.0 million ($13.7 million based on the exchange rate on March 31, 2016) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5 – Operating and Financial Review and Prospects—Tax Assessment Orders”.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,845.7 million ($42.9 million based on the exchange rate on March 31, 2016) in additional taxes, including interest of 879.3 million ($13.3 million based on the exchange rate on March 31, 2016). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2016, corporate tax returns for fiscal years 2013 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.3 million based on the exchange rate on March 31, 2016) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2016, we had 52,406,304 ordinary shares (including 1,100,000 treasury shares), outstanding, including 52,182,911 shares represented by 52,182,911 ADSs. In addition, as at March 31, 2016, a total of 3,612,644 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Third Amended and Restated 2006 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

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

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — We, from time to time, enter into agreements for credit facilities, which may impose operating and financial restrictions on us and our subsidiaries.”

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

Our Board of Directors and shareholders have authorized the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $50 per ADS, in the open market from time to time over the next thirty-six (36) months from the date of our shareholders’ approval on March 16, 2016. Any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate our Company to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

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

From 2004 to July 2007, we provided business process outsourcing services to Aviva, a major client, pursuant to build-operate-transfer contracts from facilities in Colombo, Sri Lanka and Pune, India. The contracts at that time granted Aviva Global the option to require us to transfer our facilities in Sri Lanka and Pune to Aviva Global, which was the business process offshoring subsidiary of Aviva at that time. In 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global and the transfer was effective in July 2007. In July 2008, we acquired Aviva Global from Aviva and resumed ownership of the Sri Lanka facility. In connection with our acquisition of Aviva Global, we also entered into a master services agreement with Aviva MS in 2008, or the 2008 Aviva master services agreement, which we replaced with the Aviva master services agreement in September 2014, pursuant to which we provide BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.

We have made a number of acquisitions since fiscal 2003, including our acquisition of Town & Country Assistance Limited, a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing. We subsequently rebranded the company as WNS Assistance, which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners Inc. (which we merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited, or PRG Airlines, its fare audit services business. In September 2006, we acquired from GHS Holdings LLC, or GHS, its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In March 2008, we entered into a joint venture with ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. and in November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited, or AHA (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired BizAps, a provider of Systems Applications and Products, or SAP ®, solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In June 2012, we acquired Fusion, a provider of a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. Following our acquisition of Fusion, we have renamed it as WNS Global Services SA (Pty) Ltd.

In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited, or Noida, NTrance Customer Services Private Limited, WNS Customer Solutions (Private) Limited, or WNS Customer Solutions, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. In another restructuring exercise, three of our subsidiaries, First Offshoring Technologies Private Limited, Hi-Tech Offshoring Services Private Limited and Servicesource Offshore Technologies Private Limited, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. In fiscal 2011 and 2012, we restructured and rationalized our UK and US group companies, wherein three of our UK-based non-operating subsidiaries, Chang Limited, Town & Country Assistance Limited and BizAps, were voluntarily dissolved. In the US, two of our subsidiaries, WNS Customer Solutions North America Inc. and Business Application Associates Inc. were merged with and into WNS North America Inc. In fiscal 2012, we also incorporated a new subsidiary in the US, WNS Global Services Inc., established a new branch of WNS (Mauritius) Limited in the Dubai Airport Free Zone, United Arab Emirates, WNS Mauritius Limited ME (Branch), and de-registered our existing subsidiary WNS Global FZE in the Ras-Al-Khaimah Free Trade Zone, United Arab Emirates or UAE. In fiscal 2013, as part of our restructuring activities, WNS Philippines Inc. was merged into WNS Global Services Philippines, Inc. and ownership of our Costa Rican subsidiary, WNS BPO Services Costa Rica, S.R.L. (formerly known as WNS BPO Services Costa Rica, S.A.), was transferred and is now a subsidiary of WNS North America Inc. In May 2012, WNS Global Services (UK) Limited, or WNS UK, established a branch in Poland, WNS Global Services (UK) Limited (Spółka Z Ograniczoną Odpowiedzialnością) Oddział W Polsce, Gdańsk. In March 2013, we also established a new branch of Business Applications Associates Beijing Ltd. in Guangzhou, China named Business Applications Associates Beijing Limited Guangzhou Branch. In January 2014, we incorporated a new subsidiary of WNS (Mauritius) Limited in China, WNS Global Services (Dalian) Co. Ltd. In March 2014, we incorporated WNS Legal Assistance LLP in the UK under the Limited Liability Partnership Act, 2000. In November 2014, we established a new branch of WNS Global Services Private Limited in Singapore, WNS Global Services Private Limited (Singapore Branch). In December 2015, we established a new branch of WNS Global Services (UK) Limited in France, WNS Global Services (UK) Limited (Branch) (France), and amalgamated WNS Customer Solutions (Private) Limited, which was a subsidiary of WNS Customer Solutions (Singapore) Private Limited, with WNS Global Services (Private) Limited, an entity based out of Sri Lanka. In February 2016, we established a new branch of WNS Global Services (UK) Limited in Romania, WNS Global Services (UK) Limited London Bucharest Branch. In April, 2016 WNS Workflow Technologies Limited was renamed WNS Assistance Limited and WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated

Our organizational structure now comprises 22 entities in 17 countries, and six branches in Poland, UAE, China, Singapore, France and Romania. Of these 22 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under formerly Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), India formed for the purpose of promoting corporate social responsibilities and not considered for the purpose of preparing our consolidated financial statements.

We are headquartered in Mumbai, India, and we have client service offices in Dubai (United Arab Emirates), Jersey City, (the US), Sydney, (Australia), London (the UK), and Singapore and delivery centers in Guangzhou and Dalian (China), San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik, Pune and Vizag (India), Manila and Ilo Ilo (the Philippines), Gydnia (Poland), Bucharest (Romania), Cape Town, Johannesburg, Durban and Port Elizabeth (South Africa), Colombo (Sri Lanka), Ipswich, Manchester and Mansfield (the UK), and Columbia, South Carolina and Luzerne, Pennsylvania (the US).

Our capital expenditures in fiscal 2016, 2015 and 2014 amounted to $27.5 million, $22.9 million and $19.6 million, respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2017 to be between $22.0 million to $25.0 million, a significant amount of which we expect to spend on infrastructure build-out, technology-enablement and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2016, we had commitments for capital expenditures of $4.4 million relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $2.1 million in India, approximately $1.4 million in South Africa, approximately $0.5 million in Philippines, approximately $0.1 million in Europe (excluding the UK), and approximately $0.3 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services. We reengineer, transform and manage business processes to help make our clients more efficient and competitive by offering cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, global delivery, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our clients’ business processes and to offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals we currently focus on are insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods, or CPG, media and entertainment and telecommunication or telecom; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics.

Our portfolio of services includes industry-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including contact center, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

We monitor our execution of our clients’ business processes against multiple performance parameters, and we aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We aim to build long-term client relationships, and we typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2016, 91 and 84 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively. In fiscal 2015, 83 and 75 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively.

As of March 31, 2016, we had 32,388 employees executing approximately 700 business processes for our 302 clients.

In fiscal 2016, our revenue was $562.2 million, our revenue less repair payments (non-GAAP) was $531.0 million and our profit was $59.9 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments (non-GAAP) and a reconciliation of our revenue less repair payments (non-GAAP) to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

Companies are outsourcing a growing proportion of their business processes in order to reduce costs, increase process quality, increase flexibility, and improve business outcomes. Companies have shifted their BPM requirements from simpler processes such as contact center related activities to a wider range of more complex business processes, including finance and accounting, research and analytics and industry-specific solutions. Companies are also asking their BPM providers to deliver higher-value services, such as process re-engineering and transformation services, which increase competitive advantage and have an impact on revenues as well as profits. In order to provide complex services and transformational capabilities, providers must increasingly leverage technology platform solutions, analytics and industry-specific knowledge to deliver improved business processes and business outcomes. These companies are also asking for more flexible business models that align the interests of the provider with those of the company. Transaction and outcome-based engagements are two examples of such models. Many companies are outsourcing to offshore locations such as China, India and the Philippines to access a large, high quality and cost-effective workforce. They are also outsourcing to nearshore and onshore locations across the globe to mitigate risks and to take advantage of language capabilities and cultural alignment. We are a leading global provider in the BPM industry and believe that we are well-positioned to benefit from these outsourcing trends with our deep domain expertise, technology-enabled solutions, analytics capabilities, and blend of onshore, nearshore and offshore delivery capabilities.

The global business process management industry is a large and growing industry. According to the Gartner Forecast: IT Services, Worldwide, 2014-2020, 1Q16 Update, the worldwide BPO market is estimated to have grown to $155.192 billion in 2015. Gartner has estimated that the revenue for the worldwide BPO market will grow from $155.192 billion in 2015 to $198.975 billion in 2020 at a compounded annual growth rate of 5.10% (compounded annual growth rate calculated by WNS Global Services).

The following chart sets forth the estimated growth in revenue generated from worldwide BPO services:

Chart created by WNS Global Services based on Gartner research.

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2014-2020, 1Q16 Update. Dated: March 23, 2016.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this annual report and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Business process management typically requires a long-term strategic commitment for companies. The processes that companies outsource frequently are complex in nature, and tightly integrated with their core operations. These processes require a high degree of customization and, often, a multi-stage outsource transfer program. Companies therefore would incur high switching and other costs to transfer these processes back to their internal operations or to other business process outsourcing providers. As a result, once a business process outsourcing provider gains the confidence of a client, the resulting business relationship usually is characterized by multi-year contracts with predictable annual revenue. Given the long-term, strategic nature of these engagements, companies undertake a rigorous process in evaluating their business process management provider. Based on our experience, a client typically seeks several key attributes in a business process management provider, including:

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

Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading global provider of BPM services:

Well positioned for the evolving BPM market

The BPM industry, which started with the first wave of outsourced processes, such as contact center customer service activities, has now expanded to include higher-value services that involve process re-engineering, management of mission-critical operations, in-depth analytics and business transformation. We believe that as companies have become more experienced with outsourcing, they generally look to outsource an increasing number of processes and to outsource increasingly complex and more industry-specific processes. We believe that our industry-specific expertise, comprehensive portfolio of complex services, transformation capabilities, technology-enabled solutions, analytics capabilities and customer-centric approach position us at the forefront of the evolving BPM market. In addition, as companies increasingly look to diverse global delivery locations for their BPM services to mitigate risk and leverage language capabilities and cultural alignment, we believe we are well positioned to benefit from this trend with our blend of onshore, nearshore and offshore delivery capabilities.

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

We have received numerous recognitions for our industry leadership. Our 2016 and 2015 awards and recognitions are set forth below:

Insurance:

•	A “Winner’s Circle” player in HfS Research’s Blueprint Report: Insurance As-a-Service 2015

•	A “Leader” in Everest Group’s Property and Casualty Insurance BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2015

•	A “Major Contender” in Everest Group’s Life and Pensions Insurance BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2015

Finance and Accounting:

•	A “Leader” in Gartner’s June 2015 Magic Quadrant for Finance & Accounting BPO 2015

•	A “Leader” in IDC MarketScape: Worldwide Finance and Accounting BPO Services 2015 Vendor Assessment

•	A “Major Contender” in Everest Group’s Finance and Accounting Outsourcing (FAO) – Service Provider Landscape with PEAK Matrix™ Assessment 2015

Banking and Financial Services:

•	A “Leader” in NelsonHall’s NEAT Assessment for Analytics and Reporting BPS 2015 in retail banking, capital markets and financial industry

•	A “Leader” in NelsonHall’s NEAT for Wealth and Asset Management BPS 2016

•	A “Major Contender” in Everest Group’s Capital Markets BPO – Service Provider Landscape with PEAK™ Matrix Assessment 2015

•	A “Major Contender” in Everest Group’s Banking BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2015

Customer Care:

•	A “Major Contender” in Everest Group’s Contact Center Outsourcing – Service Provider Landscape with PEAK Matrix™ Assessment 2015

Procurement and Supply Chain:

•	A “Major Contender” in Everest Group’s Procurement Outsourcing (PO) – PO Service Provider Landscape with PEAK Matrix™ Assessment 2015

•	A “High Performer” in HfS Research’s Blueprint Report: Supply Chain Management as a Service 2016

Analytics:

•	A “High Performer” in HfS Research’s Blueprint Report: Enterprise Analytics Services 2015

•	A “Leader” in NelsonHall’s NEAT in Marketing BPS 2015

*	The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Human Resources Outsourcing, or HRO:

•	A “Major Contender” in Everest Group’s Multi-Process Human Resources Outsourcing (MPHRO) – Service Provider Landscape with PEAK Matrix™ Assessment 2015

•	Golden Peacock Human Resources (HR) Excellence Award 2015

•	Society for Human Resource Management (SHRM) India Award 2015 for Excellence in Talent Sourcing and Staffing

•	Business Process Enabling South Africa (BPeSA) BPO Regional Awards-Best Workforce Planning Professional 2015

Utilities & Energy:

•	A “High Performer” in HfS Research’s Blueprint Report: Utilities BPO 2015

Healthcare:

•	A “Winner’s Circle” player in HfS Research’s Blueprint Report Pharmaceuticals Industry-Specific BPO 2015

Corporate:

•	AON Best Employer India 2016 award

•	The National Association of Software and Services Companies (NASSCOM) BPM Pioneer Award 2015

•	Chief Financial Officer (CFO) 100 2016 Roll of Honor in the Innovation Category

•	Silver Award winner at Shared Services and Outsourcing Network (SSON) Excellence Awards Asia 2015 for Best Outsourcing Partnership

•	A “Leader” in 2015 Global Outsourcing 100 List 2015

Technology:

•	First in National Case Study Competition - Service Track in IndiZEN 2015 organized by Kaizen Institute India

•	EMC Transformers Award 2015 for Innovation in Storage Technology

•	Business World Chief Information Officer (CIO) 3.0 Award for the Best information technology (IT) / information technology enabled service (ITeS) company 2015

•	Gold Award Winner in Best New Product or Service of the Year - Software (Other) at the 2015 International Business AwardsSM (Stevie Awards)

•	Gold Award Winner in Best New Product or Service of the Year - Software-Integration Solution at the 2015 International Business AwardsSM (Stevie Awards)

•	CIO 100 Award in “Business Transformation Category” 2015

•	Bronze Award Winner in interactive voice response (IVR) or Web Service Solution 10th Annual Stevie Awards for Sales & Customer Service 2016

•	Bronze Award Winner in Business Intelligence Solution at 10th Annual Stevie Awards for Sales & Customer Service 2016

•	Bronze Award Winner in Innovation in Customer Service at the 9th Annual Stevie Awards for Sales & Customer Service 2015

Quality:

•	Golden Peacock National Quality Award 2015

•	National Quality Excellence Awards -Workforce Development 2016

•	Two Awards at National Institute of Quality and Reliability 2015

Gold Award in Six Sigma Category in IT / ITeS

Special Award in Lean Project Category

Learning and Development:

•	Three Awards at the Romanian Contact Center Awards 2015:

Best Contact Center Manager

Best Team Leader

Best Customer Service Training Program

•	BPeSA BPO Regional Awards-Supervisor of the Year 2015

•	National BPeSA Awards 2015:

Best Outsourced Contact Center

Best Contact Center Analyst

Best Sales Agent

Corporate Social Responsibility:

•	Recognized with the Asia Responsible Entrepreneurship Awards 2015 for Social Empowerment

•	Gold Award Winner in Corporate Social Responsibility Program of the Year at the 2015 International Business AwardsSM (Stevie Awards)

•	Asian Customer Engagement Forum (ACEF) Awards-First Runner Up for Corporate Social Responsibility (CSR) in Best Education/Scholarship Program Category 2015

Comprehensive portfolio of complex services, higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to evolve away from reliance on services that are less integral to our clients’ operations, such as commoditized voice services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer higher-value services such as finance and accounting services, research and analytics services, transformation services, technology-enabled solutions and analytics capabilities, which are designed to help our clients to improve operating efficiency and leverage large amounts of information to help make their businesses more competitive. We also provide industry-specific solutions which cut across these traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements and provide business insights specific to their industry.

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

For example, we offer various technology-enabled platforms as part of our broad suite of transformation services that also includes Consulting and Program Management Services, Process and Quality Services and Technology Services. For a large North American airline, we utilized our VERIFARE PlusSM platform to streamline the airline’s revenue recovery process and ensure compliance with industry rules and regulations as well as the airline’s own internal policies and procedures, which enabled the airline to increase the amount of revenue recovered by auditing fares, taxes and commission reported or claimed by travel agents.

Proven global delivery platform

We deliver our services from 40 delivery centers around the world, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. Our ability to offer services delivered from onshore, nearshore and offshore locations, benefits our clients by providing them with high-quality services from scalable, efficient and cost-effective locations based on their requirements and process needs. It also provides our clients with the benefits of language capabilities, cultural alignment and risk mitigation in their outsourcing programs.

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

We have sought to enhance our value proposition to our clients by providing them with more flexible pricing models that align our objectives with those of our clients. In addition to traditional full-time equivalent-based pricing, we provide alternative pricing models such as transaction-based pricing and outcome-based pricing. These models enable our clients to pay only for actual work performed or tangible benefit received.

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

Experience in transferring processes and running them efficiently

Many of the business processes that our clients outsource to us are critical and core to their operations, requiring substantial program management expertise. Our methodical program management methodology is designed to ensure smooth transfer of business processes from the client to WNS. Our experienced program management team has transferred approximately 700 business processes for our clients globally. The toolkit used to effect such transfer of business processes is continuously upgraded with our learnings and experiences from various transitions.

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

As part of their development, we have launched programs for our front line managers and top employees to help them improve their performance in their current roles and to develop new skill sets to enable them to take on new roles. These programs include our business intervention programs “Beyond Horizon”, “Inspire”, “TransforME”, “Empower”, “Evolve” and “Ascend” which are all programs that are designed to identify promising employees at various levels of the organization and to provide them with the skills to grow and eventually step into senior leadership roles.

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

We have made significant investments to accelerate our growth. These investments include:

•	The expansion and reorganization of our sales force;

•	An increase in the expertise and management capability within our sales force;

•	The expansion of other sales channels including the development of new partnerships and alliances and broadening our engagement with outsourcing industry advisors and analysts;

•	An increase in the range of services and solutions offered to our clients across different industries and business functions;

•	The establishment of our Capability Creation Group to facilitate the creation of new client offerings and automation of solutions;

•	An increase in focus on analytics through internal investment, strategic partnerships and acquisitions;

•	An increase in the amount of technology in our service offerings including the development of new technology-enabled solutions; and

•	The expansion of our global delivery platform.

The key elements of our growth strategy are described below:

Increase business from existing clients and add business from new clients

We have organized our company into vertical business units to focus on each of the industries that we target and to more effectively manage our clients’ business processes and to offer customized solutions designed to solve their business challenges. Our sales force of 71 members as at March 31, 2016, provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (farmers) and another focused on seeking new clients (hunters).

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

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process management practices in various industries and business sectors. We intend to leverage our knowledge of the insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; and banking and financial services industries, with additional focus on the consulting and professional services; utilities; healthcare; and shipping and logistics industries, to penetrate additional client opportunities within these industries. To complement our industry-focused approach, we continue to invest in talent, analytics and technology platforms with the goal of expanding our business and acquiring industry specific expertise to improve our service offerings across industries.

Provide higher value added services

We enhance our value proposition to our clients by leveraging our industry-specific expertise; our portfolio of higher-value services such as our finance and accounting services, research and analytics services, transformation services and technology-enabled solutions; and our flexible pricing models. We expect that as the BPM market matures, the demand for industry-specific services that enable deeper penetration and for outcome based pricing models that are aligned to clients’ higher expectations of providers to increase. Accordingly, we have made significant investments in both of these areas which we expect to continue to give us a competitive advantage. We intend to broaden the scope of our higher-value service offerings to capture new market opportunities. By delivering a wider portfolio of higher-value services to our clients, and migrating them towards transaction or outcome-based pricing models, we aim to increase the value of our solutions to our clients and enhance the strength, size and profitability of these relationships.

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

Enhance awareness of the WNS brand name

Our reputation for operational excellence and domain expertise among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth references in the past to scale our business. However, as the size and complexity of the business process management market continue to grow, we are actively increasing our efforts to enhance awareness of the WNS brand in our target markets and among potential employees. To accomplish this, we have established a dedicated global marketing team comprised of experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, publication of articles and white papers, webinars and podcasts, internet and digital media, and other initiatives that create enhanced visibility of the WNS brand and establish WNS’ thought leadership in the BPM industry. In addition, we are aggressively targeting BPM industry analysts, sourcing advisors, general management consulting firms, and boutique outsourcing firms, who are often retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications, and aid in the partner selection process.

Expand our delivery capabilities

We currently have 40 delivery centers located in 10 countries around the world. In fiscal 2016, we expanded our delivery capacity by 2,276 seats or approximately 9.4% of our capacity at the end of fiscal 2015. We intend to expand our global delivery capability through additional delivery centers in onshore, nearshore and offshore locations as well through collaborations with other providers, based on client demand and market trends. This approach will allow us to offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

Our acquisition strategy is focused on adding new service offerings, technology-enabled automation tools and analytics capabilities, and deeper industry expertise, as well as expanding our geographic delivery platform. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. Our intention is to continue to pursue targeted acquisitions in the future and to rely on our integration capabilities to expand the growth of our business.

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, marketing and delivery processes:

•	Insurance;

•	Travel and leisure;

•	Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom;

•	Utilities and energy;

•	Consulting and professional services;

•	Banking and financial services;

•	Healthcare; and

•	Shipping and logistics.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), in the areas of customer care (or contact center), finance and accounting, research and analytics, human resource outsourcing, technology and legal services. In addition, our global transformation practice offers higher-value services such as transformation services, which are designed to help our clients modify their business processes to enhance productivity, and manage changes in the business environment and leverage business knowledge to increase market competitiveness. We help clients drive these initiatives with technology-enabled solutions, process re-design including quality initiatives such as Six Sigma or Lean, and business analytics.

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

Our insurance business vertical includes our auto claims business, consisting of WNS Assistance, AHA, and WNS Legal Assistance LLP which comprises our WNS Auto Claims BPM segment. We offer a technology-driven model that enables us to handle the entire automobile insurance claims cycle.

We offer Broker Connect, an advanced mobility solution that is designed to provide a comprehensive solution to meet the requirements of insurance brokers and financial advisors. It has features such as real-time status update / push notifications on new policy set-up as well as policy amendments. Our eAdjudicator tool automates the end-to-end adjudication process of various types of claims. It is driven by robotic process automation and analytics, and improves the insurer’s claims settlement rate with enhanced efficiency and accuracy. We also offer InsurACE, an insurance policy administration system integrator that offers a unified view of operations spread across multiple geographies with real-time distribution of work to manage high-transaction volumes.

See “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

As at March 31, 2016, we had 6,404 employees working in this business unit. In fiscal 2016 and 2015, this business unit accounted for 32.4% and 35.7% of our revenue and 28.4% and 31.8% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to clients in this business unit:

Insurance – Service Offerings
Property & Casualty	Actuarial	Analytics	Life & Annuity

Sales & service, underwriting & support, policy administration, risk & compliance,

premium/ billing management, claims management, actuarial and research & analytics, shared services (procurement & claims, supply chain, finance & accounting, HR & payroll, consulting services)

Actuarial services in life insurance: in-force model projections / reporting, financial modeling, product management and pricing, capital management, asset liability management;

Actuarial services in property & casualty insurance: reserving & claims analysis, solvency II & capital modeling, pricing and underwriting support, catastrophe modeling

Claims analytics, subrogation analytics, fraud analytics, customer analytics

Sales & service, underwriting & support, policy administration, risk & compliance,

premium/ billing management, claims management, actuarial and research & analytics, shared services (procurement & claims, supply chain, finance & accounting, HR & payroll, consulting services)

Travel and Leisure Services

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

As at March 31, 2016, we had 8,380 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2016 and 2015, this business unit accounted for 19.6% and 18.7% of our revenue and 20.7% and 19.8% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to clients in this business unit:

Travel and Leisure—Service Offerings
Front-office	Mid-office	Back-office
Reservations / sales, fares support, multi-channel customer care, baggage handling, loyalty program management	Pricing and revenue management, fulfillment, cargo support	Finance and accounting, revenue accounting, human resource management, procurement, cabin crew management, flight / network operations, engineering technical records processing

Research and analytics: Commercial intelligence, flight operations, pricing and revenue management, scheduling and network

Technology platforms:

•	VERIFARE PlusSM: Automated web-based fare audit solution

•	JADESM: Passenger revenue accounting platform for airlines

•	SmartProSM: Proration engine that helps airlines prorate accurately, arrest revenue leakage, take informed revenue management decisions and reduce total cost of operation

•	Booking information data tapes, or BIDT, audit and analytics: Designed to help airlines understand their indirect distribution pattern and identify opportunities to reduce the cost of sale. Our BIDT audit service uses an in-house proprietary tool

•	QbaySM: Automated queue distribution and workflow management solution which empowers floor supervisors and process managers to improve operations, minimize costs and enhance customer service

•	RePAXSM: Automated flight disruption management solution, which is designed to help airlines minimize losses and improve passenger experience during flight disruptions

Diversified Businesses including Manufacturing, Retail, Consumer Products, Media and Entertainment, and Telecom

We deliver comprehensive BPM services for diversified businesses including manufacturing, retail, consumer products, media and entertainment, and telecom.

As at March 31, 2016, we had 5,188 employees in this business unit. In fiscal 2016 and 2015, this business unit accounted for 15.4% and 14.0% of our revenue and 16.3% and 14.9% of our revenue less repair payments (non-GAAP), respectively.

Manufacturing: Our manufacturing team has experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors we serve include:

•	Electronics manufacturers;

•	Metal and mining companies;

•	Medical equipment manufacturers;

•	Surgical equipment and vision care product manufacturers;

•	Building and construction product manufacturers; and

•	Automobile manufacturers.

The following table illustrates the key areas of services provided to clients in this business unit:

Manufacturing—Service Offerings
Supply Chain Planning and Forecasting	Sourcing and Procurement	Fulfillment & Logistics	Warranty and Returns Management	Shared Services	Sales, Marketing and Customer Services
Sales and operations planning, demand forecasting, supply planning, inventory management, inventory analytics	Strategic sourcing, category management, contract management, spending analytics, transactional procurement	Order entry & processing, order tracking, billing / invoicing, transport management, logistics optimization	Warranty customer operations, warranty claims management, parts / repair management, warranty financial management, returns management, customer helpdesk	Finance and accounting services, customer care services, human resource services	Global market opportunities, brand building, go to market strategy, customer services, order management, acquisition analysis, retention analysis

Retail and Consumer Products: Our retail and CPG solutions are designed to help our clients improve customer service, optimize marketing expenditures, reduce operational costs and streamline processes through efficiency, quality and productivity improvements.

The key retail and CPG companies we serve include:

•	Beverage companies;

•	Fast food chains and restaurants;

•	Office products retailers;

•	Cosmetics and healthcare companies;

•	Discount stores;

•	Specialty retailers;

•	Departmental stores; and

•	E-commerce retailers.

To support our services, we use our research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various outside sources and use the information to take informed decisions.

The following table illustrates the key areas of services provided to clients in this business unit:

Retail and Consumer Packaged Goods—Service Offerings
Strategy Solutions	Customer Service Solutions	Supply Chain Solutions	Revenue Management Solutions	Global Back-office Solution
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, power brand strategy, marketing spending optimization	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Retailer-supplier collaboration for demand-driven supply chain and retail execution management, supply intelligence, supplier performance and risk monitoring, contract management, supply chain orchestration – global trade shared services, trading partner helpdesks, logistics	Planning and execution of transaction and interaction-based campaign strategies, loyalty management, credit control and collections	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources or indirect procurement; end-to-end low cost shared services for transaction processes and virtual centers of excellence, or CoEs, for specialized services (e.g., tax and internal audit)

Media and Entertainment: Our media and entertainment solutions are designed to help our clients create new revenue streams, capitalize on emerging digital opportunities, harness new-age consumers to their advantage and boost margins. The key media and entertainment sectors we serve include:

•	Music;

•	Publishing;

•	Television;

•	Radio;

•	Filmed entertainment;

•	Gaming and animation;

•	Sports entertainment; and

•	Internet and outdoor advertising firms.

Working with some of the largest media and entertainment companies in the world gives an undisputed advantage in understanding the nuances of the business. We leverage years of industry and process experience, and a large team of digital media experts in delivering new-age cost-effective solutions to clients in this industry.

The following table illustrates the key areas of services provided to clients in this business unit:

Media and Entertainment—Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions	Customer Service Solutions	Global Back-office Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization	Digital operations solutions to help companies successfully expand into the digital business; royalty management solutions to help clients manage rights and royalties in the new media as well as the traditional media	Seamless integration of traditional and digital product sales, marketing and distribution to enable client to roll out timely innovative pricing / packaging strategies	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources or indirect procurement; end-to-end low cost shared services for transaction processes and virtual CoEs for specialized services (e.g., tax and internal audit)

Telecom: Our experience in consolidating and centralizing the functions of our telecommunications clients with built-in variable capacity to meet business requirements helps us deliver business value. With end-to-end BPM services, our solutions are designed to enable telecom companies to transform their value chain while tackling myriad challenges. Our solutions are designed to deliver business value through the right mix of analytics, technology, domain and process expertise that enable our clients to achieve cost efficiencies and drive sustainable growth strategies.

The following table illustrates the key areas of services provided to clients in this business unit:

Telecommunications—Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and Customer Relationship Management (CRM)	Global Back-office Solutions
Lead generation, outbound sales, sales analytics, cross-selling and up-selling analytics, contract administration	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, multi-vendor tracking, order tracking, proactive order management, billing, data management (forms, administration)	Inbound contact center, logging and monitoring service requests, directory publishing, churn analysis and support, usage analytics, CRM analytics, collection analytics, web correspondence	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources or indirect procurement; end-to-end low cost shared services for transaction processes and virtual CoEs for specialized services (e.g., tax and internal audit)

Consulting and Professional Services

Our consulting and professional services, or CPS, business unit has a strong India presence coupled with global delivery capabilities, which allows us to serve a diverse and large global client base.

Our CPS business unit offers a range of services to a range of client sectors in consulting and professional services. These sectors include:

•	Content & information publishers;

•	Research and consulting firms;

•	Real estate service firms;

•	Executive search firms;

•	Market research firms;

•	Marketing service providers; and

•	Legal services firms.

As at March 31, 2016, we had 1,780 employees in the business unit. In fiscal 2016 and 2015, this business unit accounted for 7.8% and 7.4% of our revenue and 8.2% and 7.9% revenue less repair payments (non-GAAP), respectively.

We provide a wide range of services from complex business and financial research and analytics to very simple data management operations. Besides providing shared services support to our clients such as finance and accounting, human resource management, customer support and IT and infrastructure management, we provide the following domain specific services:

Consulting and Professional Services—Service Offerings
Content & Information Publishers	Research and Consulting Firms	Real Estate Services Firms	Executive Search Firms
Content sourcing, indexing / tagging, analysis & product creation, content management including design and production services for digital / print products	Opportunity assessment, sector / thematic research, target screening, company analysis including financial modeling, competitive intelligence and benchmarking	Strategy support, sales and marketing support, business research, survey management support, end-to-end conveyancing process, lease preparation & abstraction, contract management	Pitch book support, industry and company research, database clean-up, update and management, name identification, business executive support

Market Research Firms	Marketing Service Providers	Legal Services Firms
End-to-end research operations support: research design, project management, survey programming, data collection, coding, data processing, data analytics, and presentation	Industry, company and product research support, market research operations, market research analytics, shopper and CRM analytics, Web / digital analytics, 24/7 data management production support, digital content management & production support (designing & development)	Legal support, legal and business research, digital dictation transcription, pitch support, accounts payables and general ledger, employee data management and payroll

Healthcare

We deliver end-to-end BPM services across the healthcare industry value chain. We offer health information management, or HIM, coding (including current procedural technology, or CPT, and ICD-9 codes for international statistical classification of diseases and related health problems), Medicare and medical claim processing, revenue management related processes and Health Insurance Portability and Accountability Act, or HIPAA, compliance support.

The healthcare industry segments we serve include:

•	Durable medical equipment manufacturers;

•	Health insurance companies;

•	Healthcare provider practices and hospitals;

•	Pharmaceutical and biotech companies; and

•	Third party administrators.

As at March 31, 2016, we had 1,894 employees in this business unit. In fiscal 2016 and 2015, this business unit accounted for 5.2% and 5.2% of our revenue and 5.5% and 5.6% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to client segments in this business unit:

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

Banking and Financial Services

We perform front and back office and other services for more than 20 banking and financial services clients, including large commercial and retail banks, wholesale and retail lenders, wealth advisors, asset managers, hedge funds and mortgage servicing companies.

We aim to add value to our clients’ businesses by improving their customer satisfaction, unlocking cost efficiencies and streamlining processes through technology optimization.

The key banking and financial sectors we serve include:

•	Retail and commercial banking;

•	Mortgage and loans

•	Wealth and investment banking;

•	Capital markets and asset management

•	Financial advisory firms; and

•	Financial research and financial market intelligence companies.

As at March 31, 2016, we had 1,773 employees working in this business unit. In fiscal 2016 and 2015, this business unit accounted for 5.5% and 5.8% of our revenue and 5.8% and 6.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to clients in this business unit:

Banking and Financial Services—Service Offerings
Retail Banking	Commercial Banking	Capital Markets	Mortgage Banking

Acquisition: lead generation and deployment, customer behavioral analysis, campaign management, product development/management and support;

On-boarding: application scanning and indexing, account opening, product application processing, detailed documentation review and verification, underwriting/spend limit assignment, welcome calls;

Maintenance and servicing: account maintenance, account and general enquiries, customer data maintenance, statement generation, payment processing, funds allocation and return payment processing, complaint handling, funds transfers, remittance, refunds and settlements, billing queries and statement processing;

Collections: collections and recovery, ship tracking, pre-delinquency management, payment plans

Trade finance: account opening, bills for collection, export bills negotiation, import bills, letter of credit processing, bank guarantees credit limits;

Credit risk management: financial spreading, proposal development, reconciliation, credit analysis, collateral management, renewal support, billing and contribution management, audit support;

Cash management: funds transfer, trade processing, reconciliations, accrual calculations, investigations, payment processing, settlement, reference data management, reporting;

Commercial lending: account opening, “know your customer”, loan onboarding, documentation, covenant monitoring, billing, statutory accounting;

Treasury services: cash management, foreign exchange settlements, bill discounting, rates updates, mark to market, margin allocation

Front office: financial and business research, investment strategy and modeling, order entry, allocation/rebalancing;

Middle office: reference data management, cash flow forecasting, risk management, amendments/maintenance of existing data, manual trade allocations, manual trade booking, trade exception/rejection management, trade amendment, trade confirmation, queries handling;

Back office – Accounting: expense and income processing, securities lending, corporate actions processing, fund accounting/net asset value calculations, financial reporting, settlement follow-up with clients;

Back office – Asset servicing: clearing and settlement, custody/record keeping, stock transfer, collateral management, transfer agency, claims management;

Back office – Treasury: cash management, cash forecasting, payment processing, invoicing/billing processing

Originations: indexing, pre-underwriting checklist, pre-funding audit, correspondent indexing, title commitment, credit evaluation, contact point verification, disbursals;

Servicing: customer service, loan boarding and set-up, adjustable rate mortgage audit, payments processing, assignments and endorsements, lien release, escrow management/periodic analysis, final documents follow up and audit;

Default servicing: pre-loss mitigation, foreclosure support, borrower research, operations intake, claims processing, investor reporting, closing and monitoring functions, trial period monitoring (forbearance support), loan modification document preparation;

Secondary markets services: post close audit, due diligence of acquired packets, documentary fulfillment

The following table illustrates our research and analytics practice focused on banking and financial services:

Retail Banking	Investment Banking	Commercial Banking	Wealth Management	Asset Management
Loans, cards, profitability, attrition, risk, fraud	Mergers and acquisitions (M&A),initial public offerings, private placements

Financial statement spreading,

credit appraisal,

risk ratings,

portfolio construction,

portfolio measurement,

probability of default (PD), loss given default (LGD), exposure at default (EAD) prediction models

			Current investment reviews, new business, pitch books, CRM support, fund research, portfolio research	Fixed income, equities, investment strategies, portfolio monitoring

Data Mining and Data Management Analysis of structured and unstructured data across the banking and finance sector, organization of data for retrieval and analysis

Reporting, Dash-boarding and Visualization Generation and presentation of data-driven insights, communication tools for analysts

Model Development and Recalibration Actionable models for optimization of operations and strategic planning, insights for changing market conditions

Utilities

We are a leading utility BPM service providers, with deep domain expertise in the management of customer needs throughout the generation, transmission and distribution, and retail segments in electricity, gas, water and renewable sources of energy. We work with utility companies globally in the residential, industrial, and small and medium enterprise, or SME, segments for both prepaid and post-paid metered products.

The key energy and utilities industry sectors we serve include:

•	Oil and gas;

•	Electricity;

•	Water; and

•	Renewable energy.

As at March 31, 2016, we had 3,327 employees working in this business unit. In fiscal 2016 and 2015, this business unit accounted for 10.2% and 9.5% of our revenue, and 10.8% and 10.1% of our revenue less repair payments (non-GAAP), respectively.

We are a strategic outsourcing provider for clients from the US, the UK and Asia-Pacific regions supporting business-to-customer and business-to-business customer segments across our suite of end-to-end meter-to-cash customer management services, including customer acquisition and management, billing & metering, payment processing, credit and collections, all supported by our analytics expertise. We offer platform integration, application integration, data integration, process integration, component integration, and system integration capabilities to enhance process management through technology-enabled platforms.. We also work with clients to provide detailed multi-channel provisioning and social media analytics, such as data mining of structured and unstructured data, and speech and text analysis, with a view to increasing customer satisfaction and improving collection rates.

The following table illustrates the key areas of services provided to clients in this business unit:

Utilities and Energy
Meter to Cash Revenue Cycle Operations	Customer Management	Supply Chain Management & Procurement	IT Solutions	Research and Analytics
Customer billing, dispute resolution, exception handling, prepaid account management, billing of unmetered services, credit and collections, payment services	Customer acquisitions, customer retention, customer enhancement, cross sell/ up sell, customer care – queries, correspondence, asset management	eSourcing, vendor rationalization, supplier management, procurement optimization, sourcing, support, procure-to-pay (P2P) transaction, supply chain analytics	Document control and digitization, master data management, enterprise resource planning (ERP) implementation & support, meter-to-cash – business-process-as-a-service, robotics – Automation	Data mining, decision support services, collections optimizations, customer analytics – segmentation, lifetime value analysis, net promoter score (NPS) analysis

Shared Services
Finance & Accounting	Human Resource Management
Order-to-cash, financial analysis, procure–to-pay, accounts receivable/ payable	Administration support and payroll services

Shipping and Logistics

We deliver a range of industry-specific business processes across the shipping and logistics industry, as well as provide services in the areas of finance and accounting, customer care, business technology, procurement and human resources administration. We also offer decision support services in the form of research and analytics. To support our shipping and logistics team, we leverage various enabling tools and technologies and our proprietary digitization platform to deliver high-quality service to our customers.

The key shipping and logistics industry sectors we serve include:

•	Global express and courier companies;

•	Ocean sector – non-vessel operating common carrier, ocean liners, ports & terminals and shipping agencies;

•	Trucking sector – Less-than-truck load, full truck load, truck rental and leasing, compliance, safety and accountability companies;

•	Third- and fourth-party logistics; and

•	Freight forwarders.

As at March 31, 2016, we had 1,642 employees working in this business unit. In fiscal 2016 and 2015, this business unit accounted for 3.9% and 3.4% of our revenue, and 4.1% and 3.6% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to clients in this business unit:

Shipping and Logistics
Sales & Marketing	Customer Service	Document Processing	Operations Support	Finance & Accounting	Research and Analytics	Technology Services
Tariff filing and maintenance, rate quotes, service contract / rate agreement creation and maintenance,	Customer file and debtor file administration, customer helpdesk, booking desk-phone, booking desk-e-mail, electronic data interchange / Web, rating	Exports, bill of lading, processing and data entry, advance manifest processing, freight audit, billing and invoicing, vessel closures, imports, import data quality process/ checks, arrival notifications, import general manifest filings with customers, delivery order issuance, customers document processing	Vessel schedules – long term support (LTS), vessel schedules – coastal, routing module maintenance, hazardous cargo approvals, vendor management – vendor file administration, purchase order / job order creation, gate moves, ship husbanding, stowage planning, Bayplan submission and distribution, inbound and outbound trans-shipment, maintenance and repairs, global stock reconciliation, container leasing validation, vessel performance reports, inventory management, chart corrections management, safety and environmental KPI monitoring onshore	Accounts payable, accounts receivables, credit and collections, agency reconciliations, general ledger / bank reconciliation, cash reporting and audit / vendor reconciliation, financial management reporting, vendor helpdesk, monthly closing / quarterly/ yearly closing, treasury support, agency audits, claims management	Metrics realization & analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, corporate management, revenue analytics, reverse logistics analytics	Intranet support, claims management, data hubbing, E-commerce registration, E-learning module content management, E-learning module content creation

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

As at March 31, 2016, we had 12,284 employees in this horizontal unit. In fiscal 2016 and 2015, this horizontal unit accounted for 26.9% and 22.5% of our revenue, and 28.5% and 23.9% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key contact center services we provide:

Contact Center—Service Offerings
Services	Channels	Languages
Customer acquisition, customer retention, customer service, sales and support (cross-sell or up-sell), loyalty program management, collections, website assistance, digital content services, technical help desk, quality as a service, CRM analytics	Voice (inbound / outbound), e-mail, physical mail, chat, social media, short message service (SMS), fax, IVR, virtual assistant, mobile	English, French, Italian, Russian, Spanish, Portuguese, German, Hungarian, Greek, Turkish, Finnish, Dutch, Polish, Swedish, Mandarin, Cantonese, Japanese, Korean, Arabic, Filipino (Tagalog), IsiZulu, IsiXhosa, Afrikaans, and more than 20 regional languages

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

As at March 31, 2016, we had 4,179 employees in this horizontal unit. In fiscal 2016 and 2015, this horizontal unit accounted for 18.4% and 20.0% of our revenue, and 19.5% and 21.2% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key finance and accounting services we provide:

Finance and Accounting—Service Offerings
Procure-to-Pay	Order-to-Cash	Record-to-Report	Decision Support	Corporate Functions
Sourcing services, procurement and administration, invoice / expense processing and payment, accounts payables	Accounts receivables, billing and cash application, order management, credit control, collections	General accounting, fixed assets, reconciliations, month-end reporting and consolidation, tax filing and reporting, cost accounting, inter-company accounting, statutory reporting	Budgeting, forecasting, variance analysis, management reporting	Treasury, cash management, financial planning and analysis, tax and compliance, decision support, management accounting

Supply Chain Finance	Industry-specific Accounting	Technology Solutions	Governance, Risk, Compliance and Audit Services
Product costing, inventory accounting, manufacturing accounting	Passenger revenue accounting, revenue audit and recovery, claims management, loan account maintenance, royalty accounting, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing	Enterprise resource planning (ERP): implementation, hosting, optimization; Bolt-on tools: reconciliations, reporting, workbench, query management, web portal; Enablers: mailroom solution, workflow	Governance consulting, risk analytics services, compliance services and audit services

Proprietary Platform:

•	Proprietary platform-based service offering: Xponential — The ERP Card SolutionTM, a part of our BizAps Procure to Pay (P2P) Solutions brand umbrella.

Research and Analytics

With close to 2,500 employees our research and analytics practice helps over 50 global clients make critical business decisions with data-driven insights. We combine a data-driven approach with deep domain knowledge to provide our clients with decision support designed to impact their top and bottom lines. Our practice endeavors to provide clients with both new age analytics solutions to reduce risk; understand consumers better; identify gaps between their operations and business opportunities, and develop strategies to bridge the gap; generate insights into optimization of their systems, processes and staffing to increase operational effectiveness; and keep abreast with changing market conditions.

Our research and analytics services portfolio cuts across an organization’s functions, ranging from marketing and finance to supply chain and operations. We also offer customized new age analytics solutions in big data, and social media analytics. Our industry analytics portfolio cuts across various verticals, including retail and CPG, banking and insurance and other emerging industries. We aim to generate higher and long term value for our clients through investment in our “Data Sciences Group”- a specialized unit that develops solutions and capabilities designed to enhance our clients’ returns on their analytics investments.

As at March 31, 2016, we had 2,329 employees in this horizontal unit. In fiscal 2016 and 2015, this horizontal unit accounted for 12.4% and 12.5% of our revenue, and 13.1% and 13.2% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key research and analytics services we provide:

Research and Analytics—Service Offerings
Analytics Consulting	Marketing Analytics	Domain-based Analytics
Analytics maturity consulting, data maturity consulting, visualization needs assessment	Customer analytics, campaign management and loyalty analytics, sales analytics, market / media mix modeling, market research analytics, pricing analytics	Insurance analytics (claims/ fraud/ distribution), banking analytics (retail and capital markets), retail & CPG analytics, pharmaceutical analytics, hotel revenue analytics, airline analytics

Digital Analytics	Data and Visualization Services	Research
Social media analytics, web analytics, text mining	Data stitching and analysis, reports and dashboards, visualization tools, data cleansing and aggregation

Business research: strategic marketing intelligence, competitive research;

Financial research: credit research, equity research, M&A research, fixed income research

Market research: survey programming, telephone (computer-assisted telephone interviewing) and web surveys

HR Analytics	Operations Analytics	Financial Analytics
Employee satisfaction analytics, resourcing & workforce analytics, compensation & benefits analysis, human resources information system and payroll analytics	Customer satisfaction score (CSAT)/ NPS analytics, spend analytics, demand and inventory analytics, sales and operations planning, sourcing and procurement analytics, supplier capability profiling	Actuarial analytics, collections analytics, budgeting and forecasting, balance sheet analytics, working capital analytics

Technology Services

Our technology services team offers end-to-end services designed to help our clients to identify business and process optimization opportunities, leveraging technology platforms and tools. We rely on our industry and process expertise, combined with in-house and third party-leveraged technology solutions to drive outcomes. Technology services are offered across all our vertical business units.

As at March 31, 2016, we had 208 employees in this horizontal unit. In fiscal 2016 and 2015, this horizontal unit accounted for 1.4% and 1.2% of our revenue, and 1.4% and 1.3% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key technology services we provide:

Technology Services—Service Offerings
BPM and Robotic Process Automation	ERP and BizAps	Application Development and Maintenance and Testing	Analytics / Digital	Infrastructure

Mailroom management and digitization, scanning and imaging solutions,

Optical Character Recognition (OCR) solutions,

customized workflow solutions, case management and document management solutions, robotic process automation consulting and implementation including simple rule-based automation and higher end knowledge based processing solutions

Consulting, implementation and optimization of ERP solutions,

solution selection, functional and technical consulting, process design and re-engineering, configuration, customization and implementation.

ERP training, ERP upgrades

Custom applications development and maintenance for diverse technology platforms and testing services including agile testing, user acceptance testing, regression testing, integration testing and mobile testing

Analytical model definition and implementation, configuration, customization and implementation,

predictive analytics and insights generation across social, mobile and digital channels; tools and interface development, extraction, transformation, loading, data cleansing and mining, visualization solutions on multiple products digital and mobility solutions for customer interactions

IT infrastructure and process design and re-engineering, network and remote infrastructure management, managed services and hosting, IT support and helpdesk

Legal Services

Our legal process outsourcing solutions team provides organizations access to a high quality talent pool of legal professionals, a global delivery model and deep domain expertise.

We aim to help our clients reduce the costs of their legal processes and, more importantly, allow their associates to focus on spending more time with their clients, thereby creating greater value for their organization. As at March 31, 2016, we had 156 employees in this horizontal unit. In fiscal 2016 and 2015, this horizontal unit accounted for 0.6% and 0.7% of our revenue and 0.7% and 0.7% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key legal services we provide:

Legal Services—Service Offerings
Property Law	Law Firm Support	Corporate Legal Support	Personal Injury Claims
Freehold and leasehold conveyancing, mortgage re-financing, legal processing, title checking services, conveyancing back-office, post completion services	Legal support, legal and business research, digital dictation transcription, pitch support, accounts payables and general ledger, employee data management and payroll	Contract management, regulatory compliance support, legal secretarial support, document management	New claims processing, legal research, medical evidence evaluation, liability assessment and quantum, claims settlement, litigation support

Human Resource Outsourcing

We support organizations in meeting their human resources objectives through comprehensive service offerings for human resources-related functions. Our solutions enable clients to overcome challenges such as managing the high cost of human resources operations, improving compliance with quality parameters, handling routine human resources activities that require significant manual intervention and managing disparate legacy human resources systems. We offer “Human Capital Management Transformation Services”, or HCMS, to multiple global clients.

With over a decade of experience in catering to the HR requirements of organizations, we have built a strong delivery capability driven by global delivery model spread across 10 countries. We have a talent pool of more than 600 trained employees with deep domain expertise providing HR services. This comprises a combination of employees for HRO client accounts (approximately 250) and internal WNS HR employees supporting the enabling units (approximately 390).

Human resources outsourcing services are offered across our vertical business units. HRO is a horizontal unit, which is focused towards building capability and solutions. Hence, employees and revenues are accounted for in the vertical / business units.

As at March 31, 2016, we had no employees in this horizontal unit. In fiscal 2016 and 2015, this horizontal unit accounted for 0% and 0.2% of our revenue, and 0% and 0.2% of our revenue less repair payments (non-GAAP), respectively.

The following illustrates the key human resources outsourcing services we provide:

WNS HCMS
End-to-end HR services, ERP, strategic global foot print in 10 countries, layered HR analytics offering for business, insights & decision support, ERP scalable for varying HR headcount, scope, multiple languages & landscape	On cloud & on premises hosted model, seamless integration with other ERPs

HRO Service Offerings
Talent Acquisition	Workforce Administration	Payroll Administration	Compensation & Benefits	Talent Management
Manpower planning, job publishing, sourcing, screening, interview scheduling, coordinate assessments, administer offer letters, on-boarding, administration, vendor management.	Employee data administration, separation & exit management, leave & absence management, background verification, visa management, HR helpdesk, HR management, reports.	Time & attendance management, build to gross & gross to net benefits & deductions, disbursement / pay slip delivery, taxation & year-end activities, accounting & reporting, payroll, helpdesk.

Administer employee benefits – health and welfare, defined contribution and defined benefit plans,

salary structure & administration,

pension administration,

annual enrollment

surveys & industry benchmarking,

rewards administration,

compliance, reporting.

Competency / skills management,

training need analysis,

training administration,

administer assessment & surveys,

administer performance management programs,

training, curriculum support,

vendor management.

Our end-to-end HRO offerings are powered by global platforms like SAP, People Soft and Workday, including the WNS-managed Human Capital Management, or HCM, ERP suite. This HCM ERP suite is technology agnostic and can be layered with various global platforms.

We have a strong “Reporting and Analytics” practice within our HRO services. The data-driven insights based on data analytics and reporting solution enables the clients to make informed decisions. Our HR analytics aims to provide cost-effective business solutions designed to transform people strategy and improve performance.

Our HR analytics framework generates actionable insights by harnessing predictive analytics, business intelligence tools and innovative HR analytics service offerings. Our relational analytics combines data across various spectra of the employee life cycle and provides work stream-specific models that can influence policy reviews and programs.

Business Transformation and Decision Support
	Talent Acquisition	Compensation & Benefits / Payroll	Workforce Management	Performance & Learning
Business Intelligence Predictive / Prescriptive Models	Predictive hiring model, social media strategy, employer brand positioning, stability index model	Rewards policy effectiveness, market benchmarking, wage cost modeling	Workforce planning, retention model, capacity modeling, attrition propensity	Performance prediction, pay for performance, relationship model, succession planning

Decision Constructs Intuitive Analysis	Resource planning, channel effectiveness, applicant risk scorecard, vacancy aging analysis	Wage bill analysis, benefits penetration, spend analytics, return on investment per employee	E-SAT (Employee Satisfaction) engagement index, HCM balance scorecard, position management, span of control	competency gap analysis, vendor partner efficacy, training program effectiveness

Insights Unique / Variable Reports	Sourcing dashboards, background checks, candidate/talent profiling, cycle time to hire	Remuneration cycle management, base cost monitoring, statutory compliance, regulatory reports	Overtime expense analysis, global mobility analysis, leadership review dashboards	Talent review dashboard, skill matrix mapping, strategic & executive competency profiling

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

Our sales and sales support professionals are based in Australia, Dubai, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our sales support team in India, which provides critical analytical support throughout the sales cycle. Other key functions provided by our India sales support team include generating leads for potential business opportunities and telephone sales support. As of March 31, 2016, our front-line sales teams consisted of 71 members including hunters and farmers. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We assign dedicated client partners and / or account managers to our key clients. These managers work with their clients daily at the client locations. They also are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our existing clients and account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.

Clients

As at March 31, 2016, we had a diverse client base of 302 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries.

We believe the diversity in our client profile differentiates us from our competitors. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue” for additional information on our client base.

The table below sets forth the number of our clients by revenue less repair payments (non-GAAP) for the periods indicated. We believe that the large number of clients who generate more than $1 million of annual revenue less repair payments (non-GAAP) indicates our ability to extend the depth of our relationships with existing clients over time.

	Year ended March 31,
	2016	2015
Below $1.0 million	211	209
$1.0 million to $5.0 million	61	57
$5.0 million to $10.0 million	19	15
More than $10.0 million	11	11

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

We compete primarily with:

•	Focused business process management service companies based in offshore locations (primarily India), such as EXL Service Holdings, Inc., Firstsource Solutions Limited and Genpact Limited;

•	Business process management divisions of numerous information technology service companies operating out of India such as Cognizant Technology Solutions, Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Technologies Limited; and

•	Global companies such as Accenture Limited., Affiliated Computer Services Inc. Electronic Data Systems Corporation, a division of Hewlett-Packard, and International Business Machines Corporation, which provide an array of products and services, including broad-based information technology, software, consulting and business process outsourcing services.

In addition, departments of certain companies may choose to perform their business processes in-house, in some cases via an owned and operated facility in an offshore location such as India. Their employees provide these services as part of their regular business operations.

Intellectual Property

We use a combination of our clients’ software systems, third party software platforms and systems and our own proprietary software platforms and systems to provide our BPM services. Our proprietary and licensed software allows us to market our services as integrated solutions that combine technology solutions together with our core BPM service offerings. Our principal proprietary software includes –

(1)	Travel technology solutions including a revenue accounting platform and a fare audit platform, which we use in our travel and leisure business unit;

(2)	Auto claims software platform, which we use in WNS Assistance;

(3)	Insurance technology solutions, including InsurACE and eAdjudicator, which we use in our insurance business unit,

(4)	Proprietary software and point solutions that we use in our finance and accounting services;

(5)	In addition, we use our proprietary software to optimize our clients’ finance and accounting processes, including (a) approval of documents such as invoices and requisitions, (b) vendor and customer communication, and (c) purchasing card expense management.

We customarily enter into licensing and non-disclosure agreements with our clients with respect to the use of their software platforms and systems. We maintain intellectual property rights in our proprietary software platforms and systems, and license the use of third party software platforms and systems from their respective owners. Our client contracts usually provide that all customized intellectual property created specifically for the use of our clients will be assigned to them.

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

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, and provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 800 employees in our quality assurance team which help us meet ISO 9001:2008 standards for quality management systems and ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality across processes. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2016, more than 320 different projects were completed using Lean Six Sigma methodologies and over 300 additional projects are in progress.

We have been honored with the following awards for our achievements in quality assurance in the last fiscal year:

•	National Case Study - Service Track, IndiZEN 2015;

•	Golden Peacock National Quality Award, 2015; and

•	Lean Six Sigma Award in ITeS Category, NIQR 2015.

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2013 to manage organizational information security risks. These measures seek to ensure that sensitive company information remains secure. Currently, information security systems at 31 delivery centers are ISO 27001:2013 certified, and we expect to seek similar certifications in our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (PCI DSS) which is a security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, we also undergo Statement on Standards for Attestation Engagements (SSAE) No. 16 / International Standard on Assurance Engagements (ISAE) No. 3402, “Reporting on Controls at a Service Organization (SOC) 1 Type 2” audits with respect to our general control environment supporting operational delivery in accordance with ISAE on an annual basis. We also undergo “Reporting on Controls at a Service Organization (SOC) 2 Type 2” audits with respect to security, availability and confidentiality.

Our approach to operations risk management involves the implementation of a “three lines of defense” framework for our clients’ offshored business processes. Under this framework, the quality assurance teams embedded within the business units act as the first line of defense, an independent and centralized risk management team acts as the second line of defense and client-end internal audit teams act as the third line of defense. Our lines of defense are designed to identify potential risks, evaluate design efficiency and operating effectiveness of controls embedded within the offshored business processes and propose additional controls as appropriate for mitigation of the identified risks.

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

Human Capital

As at March 31, 2016, we had 32,388 employees, of which 13 are based in Australia, one is based in Brazil, 242 are based in China, 161 are based in Costa Rica, 21,854 are based in India, 4,129 are based in the Philippines, 124 are based in Poland, 419 are based in Romania, one is based in Singapore, 5 are based in Germany, 3 are based in France, 4,026 are based in South Africa, 834 are based in Sri Lanka, one is based in the United Arab Emirates, 281 are based in the UK and 294 are based in the US. Most of our associates hold university degrees. As at March 31, 2015 and 2014, we had 28,890 and 27,020 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,682 employees per month.

During fiscal 2016, 2015 and 2014, the attrition rate for our employees who had completed six months of employment with us was 34%, 34% and 33%, respectively.

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

Since the launch of the WNS Learning Academy, we have made significant efforts to improve the learning and development of our supervisory, management and leadership teams, which is visible through focused learning initiatives targeted at employees with specific job roles and based upon current and future business competency requirements. Our learning initiatives include, among others, the following:

•	A five-day leadership program, implemented in 2008, with a 60-90 day action learning project focused on professional and leadership skills and process improvement for over 2,000 team leaders and managers;

•	Educational opportunities through tie-ups with leading institutions, such as the Narsee Monjee Institute of Management Studies and NIIT University;

•	“Train the Trainer” programs, in which master trainers visit our various locations to conduct training sessions;

•	The ongoing expansion of our virtual domain university for each business unit, which we intend to serve as a one stop solution for domain knowledge; and

•	Diversity and cross-cultural understanding training initiatives.

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

In order to keep pace with the ever-changing global business environment, we recognize that there is a strong need to focus on consolidating, building and sharing our domain knowledge. Hence, in fiscal 2015, we set up a virtual domain university for certain vertical business units such as finance and accounting, banking and financial services, travel, diversified businesses, and shipping and logistics. The university serves as repository for domain knowledge that is accessible virtually by our employees. The university was established to assist us in retaining and building our domain knowledge for our business units, and we intend to continue to expand its offerings to cover each of our business units. It is expected to benefit us as well as our clients in the long run. In the past fiscal year, we have tied up with Lynda, a leading provider of learning solutions, which provides our employees the opportunity of self-paced learning. We have also introduced video-based learning for employees, which can be accessed through their mobile phones.

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

Representatives of the learning and development team are also involved in feasibility studies for potential new locations from a talent availability point of view. To improve our reach, we are increasingly deploying blended learning solutions via video-based and e-learning to reach our managers globally. We have also collaborated with an external e-learning provider to assist in providing appropriate and relevant online training materials while keeping in mind our organizational goals. Our continued focus on e-learning has helped us in reducing costs associated with training as the costs associated with online products on a per person, per hour basis, are significantly less than the costs associated with training in the physical classroom. We were recognized in 2013 as the “Global L&D Team of the Year” at the 5th TISS Leap Vault CLO Summit India and we received the Corporate University Best-in-Class (or CUBIC™) Award. We were also the recipient of the Golden Peacock National Training Award- 2016 in fiscal 2016.

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

Top Talent development initiatives—We focus on employees identified as top talent via our “WNS performance management system” by building their capability to be future leaders in our company. These initiatives include:

•	focussing on leadership pipeline development through programs to develop future-ready leaders in our company;

•	investing in top talent individuals identified as “best bets”; and

•	providing a support system and learning mechanism to enable the individual to understand, improve and reinvent oneself.

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Poland, Romania, Singapore, South Africa, Sri Lanka, United Arab Emirates, the UK and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.” We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2016, 2015 and 2014, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $5.0 million, $3.0 million and $1.7 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2016, 2015 and 2014, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100.0% to 50.0% which started in fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100.0% income tax exemption.

India

In the past, the majority of our India operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 34.61%, and was 33.99% in fiscal 2015 and 2014.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 to fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, through which were eligible for a 100.0% income tax exemption until fiscal 2016 and will be eligible for a 50.0% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which were registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029.

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

Since fiscal 2008, we have become subject to minimum alternate tax, or MAT, and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 21.34%, and was 20.96% in fiscal 2015 and 2014. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2016, 2015 and 2014, we have offset $9.2 million, $6.4 million and $5.7 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received requests for information from, and are in discussions with, the relevant income tax authority in India relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is currently expected to be effective April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.”

Philippines

Our subsidiary in the Philippines, WNS Global Services Philippines Inc., located in Eastwood Avenue, Manila, was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2016. During fiscal 2013, we started operations in a delivery center in the Philippines located in Techno Plaza II, Manila which is eligible for a tax exemption that will expire in fiscal 2017. During fiscal 2016, we started operations in a delivery center in the Philippines located in Ilo Ilo, Manila which is also eligible for a tax exemption that will expire in fiscal 2020. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing special tax rate, which is currently 5.0% on gross income.

Sri Lanka

Our operations in Sri Lanka are eligible to claim tax exemption under the Sri Lanka Inland Revenue Act for profits earned from export revenue.

Costa Rica

Our subsidiary in Costa Rica is eligible for a 100.0% income tax exemption from fiscal 2010 until fiscal 2017 and a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

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

Notes:

(1)	WNS (Holdings) Limited has made a 99.99% capital contribution in WNS Global Services Netherlands Cooperative U.A., or the Co-op. The remaining 0.01% capital contribution in the Co-op was made by WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two members.
(2)	All the shares except one share of WNS Business Consulting Services Private Limited are held by WNS North America Inc. The remaining one share is held by a nominee shareholder on behalf of WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.
(3)	WNS Customer Solutions (Private) Limited, which was a subsidiary of WNS Customer Solutions (Singapore) Private Limited, was amalgamated with WNS Global Services (Private) Limited effective December 31, 2015.
(4)	WNS Cares Foundation is a “not for profit organization” registered under the former Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), formed for the purpose of promoting corporate social responsibilities. As a result, it is not considered for the purpose of preparing our consolidated financial statements.
(5)	WNS Workflow Technologies Limited was renamed WNS Assistance Limited effective April 13, 2016
(6)	WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated on April 20, 2016.
(7)	WNS Global Services (UK) Limited (France Branch) was formed on December 16, 2015 and is a branch of WNS Global Services (UK) Limited.
(8)	WNS Global Services (UK) Limited London Bucharest Branch was formed on February 2, 2016 and is a branch of WNS Global Services (UK) Limited.

D. Property, Plants and Equipment

As at March 31, 2016, we have an installed capacity of 26,407 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates:

Location	Total Space (square feet)	Total Number of Workstations/Seats	Lease Expiration	Extendable Until(1)
India:
Mumbai	399,015	3,514
Godrej Plant 10			February 15, 2021	February 15, 2023
Godrej Plant 11			February 15, 2021	February 15, 2023
Godrej Plant 5			February 15, 2021	February 15, 2023
Raheja (SEZ)			May 31, 2019	N/A
Rupa Solitaire-Unit 319			December 10, 2018	N/A
Rupa Solitaire-Unit 316			May 31, 2020	May 31, 2025
Gurgaon	244,238	2,770
DLF (SEZ)			September 15, 2017	N/A
Udyog Vihar			July 14, 2017	July 14, 2020
World Tech Park-8th, 9th, 10th and a part of 11th floor			April 27, 2019	April 27, 2024
World Tech Park- the remaining part of 11th floor			November 2, 2019	April 27, 2024
World Tech Park- Block A3, 11th floor			September 19, 2020	September 19, 2024
Pune	601,086	6,696
Magarpatta			N/A	N/A
Weikfield—Phase I			February 14, 2018	February 14, 2022
Weikfield—Phase II			April 30, 2018	April 30, 2022
Weikfield—Phase III			June 14, 2018	June 14, 2022
Mantri Estate			May 26, 2016	May 26, 2020
Magarpatta (SEZ)—Level 5			February 14, 2026	N/A
Magarpatta (SEZ)—Level 6			October 26, 2016	October 26, 2026
Magarpatta (SEZ)—Level 7			February 28, 2017	February 28, 2027
Nasik	74,620	984
Shreeniketan			June 30, 2018	N/A
Vascon			October 13, 2018	N/A
Bangalore	156,432	1,592
RMZ Centennial – Ground Floor and Level 1			June 14, 2018	June 14, 2025
RMZ Centennial – Level 2 and 3			October 31, 2018	October 31, 2025
RMZ Centennial – Terrace			July 31, 2018	July 31, 2025
Chennai	110,792	915
RMZ Millenia			March 31, 2018	March 31, 2045
DLF (SEZ)—Phase 1			March 31, 2021	March 31, 2026
DLF (SEZ)—Phase 2			March 31, 2017	N/A
Vishakhapatnam	37,050	565
MPS Plaza			March 4, 2017	March 4, 2027
Tiruchirappalli	217,800
Plot of land(2)			November 15, 2111	November 15, 2210

Sri Lanka:	59,249	847
Colombo (HNB)			July 31, 2016		N/A
Orion City			May 31, 2018		N/A
UK:	29,530	519
Museum Street			May 23, 2028		N/A
Cheadle			July 21, 2020		N/A
Piccadilly			February 1, 2017		N/A
Mansfield			Lease being renewed	(3)	N/A
Hayes			February 28, 2021		N/A
US:	57,300	443
Exchange Place, NJ			July 30, 2019		July 30, 2024
The State Building			April 19, 2017		April 19, 2023
Pennsylvania			June 23, 2020		June 23, 2025
Romania:	43,691	472
Bucharest			February 25, 2023		February 25, 2026
Philippines:	175,447	2,415
Eastwood—Basement 3 Parking			June 30, 2016		N/A
Eastwood—10th floor			June 30, 2016		June 30, 2019
Eastwood—9th floor			June 30, 2021		June 30, 2031
Ilo Ilo			January 15, 2021		N/A
Techno Plaza II			April 30, 2019		April 30, 2024
Costa Rica:	25,184	401
Forum H San Jose			April 30, 2021		N/A
United Arab Emirates:	510	—
Dubai Airport Free Trade Zone			November 27, 2017		N/A
South Africa:	324,209	3,868
Cape Town (Knowledge Park)			March 31, 2019		N/A
Cape Town (Ambition House)—4th floor			September 30, 2017		September 30, 2018
Cape Town (Ambition House)—3rd floor			June 30, 2018		June 30, 2019
Johannesburg (Commissioners Street)			May 31, 2017		May 31, 2019
Port Elizabeth (COEGA)			July 31, 2020		July 31, 2025
Durban Section #1 & 2 (Hippopark Avenue)			May 30, 2020		N/A
Durban (Grid Eye)			June 30, 2021		N/A
Cape Town (Claremont) – Level 4			June 30, 2018		June 30, 2022
Cape Town (Claremont) – Level 5			June 30, 2016		June 30, 2022
Poland:	9,738	133
Gdynia			April 1, 2018		April 1, 2023
China:	31,127	272
Guangzhou			April 30, 2017		N/A
Dalian (Building 22)			May 15, 2017		N/A
Beijing			February 28, 2017		N/A
Australia:	646	—
Sydney			February 28, 2018		N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension options is exercised.
(2)	This is a SEZ plot in the ELCOT Navalpattu IT/ITES SEZ Park.
(3)	The lease agreement for the premises expired on February 14, 2016. We are currently in the process of renewing our lease arrangements with the landlord and we expect to enter into a new lease in the first quarter of fiscal 2017. In the interim, we are occupying the premises on the same terms as provided in the prior lease agreement.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2017, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

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

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2016	2015	2014
	(US dollars in millions)
Revenue	$562.2	$533.9	$502.6

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included elsewhere in this annual report. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (a non-GAAP financial measure) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients. Management believes that revenue less repair payments (non-GAAP) may be useful to investors as a more accurate reflection of our performance and operational results.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment. In our WNS Auto Claims BPM segment, effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS UK, received an approval from Solicitors Regulatory Authority, UK to provide legal services in relation to personal injury claims.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2016	2015	2014
	(US dollars in millions)
Revenue	$562.2	$533.9	$502.6
Less: Payments to repair centers(1)	31.2	30.9	31.1
Revenue less repair payments (non-GAAP)	$531.0	$503.0	$471.5

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments (a non-GAAP financial measure) for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments (non-GAAP) so that revenue less repair payments (non-GAAP) may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments (non-GAAP) is presented by recalculating prior period’s revenue less repair payments (non-GAAP) denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, Australian dollars, South African rand and euros. Management believes constant currency revenue less repair payments (non-GAAP) may be useful to investors in evaluating the underlying operating performance of our company. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our constant currency revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Year ended March 31,
	2016	2015	2014
	(US dollars in millions)
Constant currency revenue less repair payments (non-GAAP)	$524.6	$472.5	$449.9

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the low price of crude oil and other commodities across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in China, the European Union, or EU, Russia and India, and residual concerns about the sustainability of economic recovery in the US and its substantial debt burden, have contributed to market volatility and diminished expectations for the US, European and global economies. The economic slowdown in China, coupled with turbulence in its financial markets, has global implications through the possibility of contagion into other markets. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve begins raising interest rates. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be defaults on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, such as the recent attacks in Western Europe, Turkey, and the Middle East, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies may curtail global economic growth.

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

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the South African rand (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Australian dollar or the South African rand, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the pound sterling, the India rupee, the Australian dollar and South African rand, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. For example, the pound sterling depreciated against the US dollar by an average of 6.4% in fiscal 2016, and appreciated by an average of 1.5% in fiscal 2015. On the other hand, in fiscal 2016 and 2015, the Indian rupee depreciated against the US dollar by an average of 7.1% and 1.2%, respectively, the Australian dollar depreciated against the US dollar by an average of 15.8% and 6.1%, respectively, and the South African rand depreciated against the US dollar by an average of 24.3% and 9.4%, respectively. The appreciation of the pound sterling in fiscal 2015, and the depreciation of the Indian rupee and the South African rand is fiscal 2016 and 2015, against the US dollar positively impacted our results of operations in those years, whereas the depreciation of the pound sterling in fiscal 2016 and the depreciation of the Australian dollar is fiscal 2016 and 2015 against the US dollar negatively impacted our results of operations in those years.

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

Our History and Milestones

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process management services to third parties in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:

•	In fiscal 2003, we acquired Town and Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, banking and financial services and insurance industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India and Colombo, Sri Lanka, thereby expanding our operating footprints across India and Sri Lanka.

•	In fiscal 2006, we acquired Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process management services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Gurgaon, Mumbai and Pune, India, and we also acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania. Also, in March 2008, we entered into a joint venture with ACS, a provider in BPM services and customer care in the Philippines, to form WNS Philippines Inc.

•	In April 2008, we opened a facility in Manila, the Philippines, and we also acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, AHA (formerly known as Call 24-7).

•	In June 2008, we acquired BizAps, a provider of SAP® solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we acquired from Aviva all the shares of Aviva Global, which we renamed to WNS Global Singapore, and resumed ownership of the delivery center in Sri Lanka that was transferred to Aviva Global in July 2007, as mentioned above. In connection with our acquisition of Aviva Global, we also entered into the 2008 Aviva master services agreement (as varied by the variation agreement entered into in March 2009) with Aviva MS, pursuant to which we provided BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. We replaced this 2008 Aviva master services agreement with the Aviva master services agreement in September 2014.

•	In November 2009, we opened a facility in San Jose, Costa Rica.

•	In January 2010, we moved from our existing facility to a new and expanded facility in Manila, the Philippines.

•	In October 2010, we moved from our existing facility in Marple to Manchester, UK and expanded our facility in Manila, the Philippines.

•	In November 2010, we expanded our sales office in London, UK.

•	In March 2011, we expanded our facility in Bucharest, Romania.

•	In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary.

•	In fiscal 2012, we expanded our facilities in Mumbai, Pune, Gurgaon, Chennai, India, the Philippines, Costa Rica and Romania.

•	In February 2012, we completed a follow-on public offering of ADSs and raised approximately $50.0 million to fund our growth initiatives and enhance delivery capability.

•	In June 2012, we acquired Fusion, a provider of a range of management services, including contact center, customer care and business continuity services, to both South African and international clients, which we subsequently renamed as WNS Global Services SA (Pty) Ltd. We also opened a facility in Vizag, India

•	In December 2012, we opened a facility in Gydnia, Poland.

•	In fiscal 2014, we added new facilities in Guangzhou, China; Colombo, Sri Lanka; and Mumbai, India.

•	In fiscal 2015, we added new facilities in Dalian, China; Cape Town, South Africa; and Pennsylvania, United States.

•	In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa; and Ilo Ilo, the Philippines. We also agreed to acquire Value Edge Research Services Pvt Ltd, or Value Edge, a commercial research and analytics in the pharma / biopharma industry, for a cash consideration of $17.5 million. The acquisition is subject to regulatory approvals and other customary closing conditions, and expected to close in the first quarter of fiscal 2017.

As a result of these acquisitions and other corporate developments, our financial results in prior years may not be directly comparable.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	2016	2015	$	%
	(US dollars in millions)
Revenue	$562.2	$533.9	28.3	5.3%
Revenue less repair payments (non-GAAP)	$531.0	$503.0	28.0	5.6%

We have a large client base diversified across industries and geographies. Our client base grew from 251 clients as at March 31, 2011 to 302 clients as at March 31, 2016.

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For fiscal 2016, 2015 and 2014, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	Revenue			Revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2016	2015	2014	2016	2015	2014
Top client	10.9%	13.4%	15.2%	11.6%	14.2%	16.2%
Top five clients	30.7%	33.0%	36.9%	32.5%	35.0%	39.4%
Top ten clients	43.0%	44.5%	48.5%	45.5%	47.2%	51.7%
Top twenty clients	57.3%	60.1%	63.3%	60.7%	63.5%	66.7%

In fiscal 2016, our three largest clients individually accounted for 10.9%, 7.8% and 5.2%, respectively, of our revenue as compared to 13.4%, 8.5% and 5.5%, respectively, in fiscal 2015 and 15.2%, 7.7% and 6.1%, respectively, in fiscal 2014.

One of our top five clients by revenue contribution in fiscal 2014, an OTA, provided us with a lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the first quarter of fiscal 2016, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments (non-GAAP) in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

Further, we have entered into the Aviva master services agreement with an existing major client, Aviva MS, effective April 1, 2014. The Aviva master services agreement replaced our prior master services agreement, the 2008 Aviva master services agreement, with the client that was due to expire in November 2016. See “– Our Contracts – Revenue by Contract Type.” The revised pricing arrangements under the new agreement resulted in lower revenue from the client in fiscal 2016 and 2015, as compared to fiscal 2014. Aviva MS accounted for 10.9%, 13.4% and 15.2% of our revenue and 11.6%, 14.2% and 16.2% of our revenue less repair payments (non-GAAP) in fiscal 2016, 2015 and 2014, respectively.

Revenue by Industry

For financial statement reporting purposes, we aggregate several of our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics industries.

For fiscal 2016, 2015 and 2014, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Business Unit	2016	2015	2014	2016	2015	2014
Insurance	32.3%	35.8%	36.7%	28.5%	31.7%	32.6%
Travel and leisure	19.6%	18.7%	19.5%	20.7%	19.8%	20.8%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	15.4%	14.0%	14.4%	16.3%	14.9%	15.3%
Utilities	10.2%	9.5%	7.8%	10.8%	10.1%	8.3%
Consulting and professional services(1)	7.9%	7.6%	7.1%	8.3%	8.2%	7.5%
Banking and financial services	5.5%	5.8%	6.5%	5.8%	6.1%	7.0%
Healthcare	5.2%	5.2%	5.1%	5.5%	5.6%	5.4%
Shipping and logistics	3.9%	3.4%	2.9%	4.1%	3.6%	3.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	We merged our public sector business unit with our consulting and professional services business unit with effect from April 1, 2015 and revenue from the public sector business unit for fiscal 2015 and 2014 has been included in the revenue and revenue less repair payments (non-GAAP) from the consulting and professional business unit for comparability.

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

Revenue by Service Type

For fiscal 2016, 2015 and 2014, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Service Type	2016	2015	2014	2016	2015	2014
Industry-specific	30.2%	31.0%	31.2%	31.9%	33.0%	33.3%
Contact center	26.9%	22.5%	23.6%	28.5%	23.9%	25.2%
Finance and accounting	18.4%	20.0%	18.6%	19.5%	21.2%	19.8%
Research and analytics	12.4%	12.5%	11.4%	13.1%	13.2%	12.1%
Auto claims	9.5%	11.4%	12.5%	4.2%	6.0%	6.8%
Others(1)	2.6%	2.6%	2.7%	2.8%	2.7%	2.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

Revenue by Geography

For fiscal 2016, 2015 and 2014, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Geography	2016	2015	2014	2016	2015	2014
UK	47.1%	52.8%	52.7%	44.0%	49.9%	49.6%
North America (primarily the US)	27.6%	25.9%	27.3%	29.3%	27.5%	29.1%
Europe (excluding the UK)	6.2%	5.4%	5.4%	6.5%	5.7%	5.7%
Australia	7.2%	6.4%	3.7%	7.6%	6.8%	3.9%
South Africa	5.4%	3.3%	4.1%	5.7%	3.5%	4.3%
Rest of world	6.5%	6.2%	6.8%	6.9%	6.6%	7.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard based on various criteria. South African government grants are available to certain businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating. Under the BBBEE criteria that were in effect prior to March 2016, we have achieved the required rating. Our current compliance rating is effective until March 2017.

New BBBEE criteria will be effective for us from March 2017, according to which an entity will receive a new compliance rating. Under these new criteria, our rating based on our current structure and practices will drop and we will be required contractually to achieve a minimum rating. We have developed a plan to achieve or improve upon our current rating by the next BBBEE verification audit for fiscal 2018. This plan includes, among other measures, divesting some of our interests in our South Africa subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). Following such divestment, our share of the profits from our South Africa subsidiary will be proportionately reduced. However, there is no assurance that we will successfully maintain our existing BBBEE rating under the new criteria by February 2017, or at all. If we fail to achieve the required BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Revenue by Location of Delivery Centers

For fiscal 2016, 2015 and 2014, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Location of Delivery Center	2016	2015	2014	2016	2015	2014
India	61.4%	64.2%	65.1%	65.1%	68.4%	69.4%
South Africa	10.6%	7.8%	7.6%	11.2%	8.3%	8.1%
UK	10.2%	12.0%	12.8%	4.9%	6.6%	7.1%
Philippines	8.2%	6.6%	5.7%	8.7%	7.0%	6.1%
Sri Lanka	2.8%	3.0%	2.5%	2.9%	3.1%	2.7%
Romania	2.1%	2.5%	2.4%	2.2%	2.7%	2.6%
United States	2.2%	1.3%	1.5%	2.3%	1.3%	1.6%
China(1)	1.0%	1.1%	0.9%	1.1%	1.1%	0.9%
Costa Rica	0.8%	0.7%	0.8%	0.8%	0.7%	0.8%
Poland	0.7%	0.8%	0.7%	0.8%	0.8%	0.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	For fiscal 2016, this includes revenue from our new China facility which became operational in October 2014, as well as our first China facility. For fiscal 2015, this includes revenue from our new China facility which became operational in October 2014, as well as our first China facility and through our former subcontractor’s delivery center in China. For fiscal 2014, this includes revenue from services provided through our former subcontractor’s delivery center in China, and revenue from our first China facility which became operational in May 2013.

We expect our revenue from our South Africa delivery centers to be negatively impacted by changes to the BBBEE program discussed above that came into effect in March 2016.

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

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS UK, commenced providing legal services in relation to personal injury claims.

Revenue by Contract Type

For fiscal 2016, 2015 and 2014, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2016	2015	2014	2016	2015	2014
Full-time-equivalent	73.0%	69.7%	63.5%	77.3%	74.0%	67.6%
Transaction	19.7%	22.4%	27.6%	15.0%	17.6%	22.9%
Fixed price	2.6%	3.4%	4.6%	2.8%	3.6%	4.9%
Outcome-based	0.7%	1.1%	0.9%	0.7%	1.2%	1.0%
Others	4.0%	3.4%	3.4%	4.2%	3.6%	3.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, with the exception of the Aviva master services agreement. The Aviva master services agreement requires Aviva MS to provide us with a minimum volume of business until October 31, 2016 (the last complete month prior to the expiration of the 2008 Aviva master services agreement). The minimum volume commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day at least nine hours for 250 days a year. The revised contract is priced on a full-time equivalent, or FTE, pricing model for certain types of outsourced processes and a non-FTE based pricing model for other types of outsourced processes. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit Aviva MS to terminate the Aviva master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was not met, due to decreased volumes on the client’s end, in fiscal 2016 and 2015, and Aviva MS paid us the minimum commitment fee for fiscal 2016 and 2015.

The new pricing arrangements under the Aviva master services agreement provide for productivity-related discounts associated with FTE and non-FTE models. Some of these discounts are mandatorily applied through the term of the contract. Pricing also varies based on degree of complexity of the outsourced processes. The new pricing arrangements under the Aviva master services agreement resulted in lower revenue for fiscal 2016 as compared to fiscal 2015 and 2014. Aviva MS accounted for 10.9%, 13.4% and 15.2% of our revenue and 11.6%, 14.2% and 16.2% of our revenue less repair payments (non-GAAP) in fiscal 2016, 2015 and 2014, respectively.

Under the terms of an agreement with a former client (who was one of our top five clients by revenue contribution in fiscal 2014) negotiated in December 2009, we were the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. This agreement became effective on April 1, 2010 and was due to expire in December 2015. Under our earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in this subsequent agreement with this client. The early termination of the prior agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue was to be deferred over the term of this subsequent agreement (i.e., over the period from April 1, 2010 to December 31, 2015). Since June 2015, we ceased to provide services under this agreement to this client. Accordingly, in June 2015 we recognized in full the termination fee for the remaining six months of the term of this agreement.

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

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention, and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital.” Regulatory developments may still result in wage increases in India and increase our cost of revenue. For example, in December 2015, the Government of India amended the India Payment of Bonus Act, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. We expect our employee costs to increase as we expect to increase our headcount to service additional business, as a result of this amendment to the India Payment of Bonus Act, and as wages continue to increase globally. See “Part I — Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents. It also includes incremental and direct costs incurred to contract with claimants by WNS Legal Assistance LLP.

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

Selling and Marketing Expenses

Our selling and marketing expenses comprise primarily employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.

Selling and marketing expenses as a proportion of revenue were 5.5% in fiscal 2016 as compared to 5.8% and 7.0% for fiscal 2015 and 2014, respectively. Selling and marketing expenses as a proportion of revenue less repair payments (non-GAAP) were 5.8% in fiscal 2016 as compared with 6.2% and 7.5% for fiscal 2015 and 2014, respectively. We expect our selling and marketing expenses to increase in fiscal 2017 but at a lower rate than the increase in our revenue less repair payments (non-GAAP).

We expect the employee costs associated with sales and marketing and related travel costs to increase in fiscal 2017. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue were 14.0% in fiscal 2016 as compared with 13.1% and 11.0% for fiscal 2015 and 2014, respectively. General and administrative expenses as a proportion of revenue less repair payments (non-GAAP) were 14.8% in fiscal 2016 as compared with 13.9% and 11.7% for fiscal 2015 and 2014, respectively. We expect general and administrative expenses to increase in fiscal 2017 but at a lower rate than the increase in our revenue less repair payments (non-GAAP).

We also expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2017 but at a lower rate than the increase in our revenue less repair payments (non-GAAP).

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

We had a foreign exchange gain of $11.0 million in fiscal 2016 as compared to $4.5 million in fiscal 2015 and a foreign exchange loss of $11.2 million in fiscal 2014. We expect our foreign exchange gains to be lower in fiscal 2017 as compared to fiscal 2016, based on our current hedge positions and exchange rates.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Aviva Global in July 2008, Fusion in June 2012, and the acquisition of a customer contract and the related workforce, from Telkom SA SOC LIMITED, or Telkom, in May 2015.

Other Income, Net

Other income, net comprises interest income, income from investments and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loan and short-term borrowings. We expect a significant decrease in our finance expense in fiscal 2017 as we have repaid all our borrowings in fiscal 2016.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2016	2015	2014
Total headcount	32,388	28,890	27,020
Built up seats(1)	26,407	24,131	23,318
Used seats(1)	20,063	17,451	16,240
Seat utilization rate(2)	1.21	1.18	1.16

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource, Administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount. Previously, our reported built up seats included seats dedicated for business continuity planning. Commencing this fiscal year, we have decided to report our built up seats and compute our seat utilization rate excluding seats dedicated for business continuity planning to better reflect our business operations. The built up seats and seat utilization rate presented for prior years in the table above have been re-computed to exclude seats dedicated for business continuity planning.
(2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the fiscal year by two.

We expect our total headcount in fiscal 2017 to increase as compared to fiscal 2016 as the impact of an increased flow of business from new and existing clients is expected to increase our hiring requirements in fiscal 2017.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippines peso appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments (non-GAAP) is denominated in pound sterling (46.9% and 43.8%, respectively, in fiscal 2016, 51.5% and 48.5%, respectively, in fiscal 2015, and 52.3% and 49.2%, respectively, in fiscal 2014), US dollars (34.8% and 36.9%, respectively, in fiscal 2016, 32.7% and 34.7%, respectively, in fiscal 2015, and 32.5% and 34.7%, respectively, in fiscal 2014), Australian dollars (6.9% and 7.3%, respectively, in fiscal 2016, 6.4% and 6.8%, respectively, in fiscal 2015, and 5.6% and 6.0%, respectively, in fiscal 2014), and South African rand (5.2% and 5.6%, respectively, in fiscal 2016, 3.2% and 3.4%, respectively, in fiscal 2015, and 4.1% and 4.0%, respectively, in fiscal 2014), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (54.2% in fiscal 2016, 55.5% in fiscal 2015, and 56.1% in fiscal 2014) and, to a lesser extent, in South African rand (11.0% in fiscal 2016, 8.3% in fiscal 2015, and 8.4% in fiscal 2014) and Philippines pesos (8.0% in fiscal 2016, 7.0% in fiscal 2015 and 6.3% in fiscal 2014). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately 65.43 per $1.00 in fiscal 2016, which represented a depreciation of the Indian rupee of 7.1% as compared with the average exchange rate of approximately 61.12 per $1.00 in fiscal 2015, which in turn represented a depreciation of the Indian rupee of 1.2% as compared with the average exchange rate of approximately 60.38 per $1.00 in fiscal 2014. The average pound sterling to US dollar exchange rate was approximately £0.662 per $1.00 in fiscal 2016, which represented a depreciation of the pound sterling of 6.4% as compared with the average exchange rate of approximately £0.620 per $1.00 in fiscal 2015, which in turn represented an appreciation of the pound sterling of 1.5% as compared with the average exchange rate of approximately £0.629 per $1.00 in fiscal 2014. The average Australian dollar to US dollar exchange rate was approximately A$1.36 per $1.00 in fiscal 2016, which represented a depreciation of the Australian dollar of 15.8% as compared with the average exchange rate of approximately A$1.14 per $1.00 in fiscal 2015, which in turn represented a depreciation of the Australian dollar of 6.1% as compared with the average exchange rate of approximately A$1.07 per $1.00 in fiscal 2014. The average South African rand to US dollar exchange rate was approximately R13.75 per $1.00 in fiscal 2016, which represented a depreciation of the South African rand of 24.3% as compared with the average exchange rate of approximately R11.07 per $1.00 in fiscal 2015, which in turn represented a depreciation of the South African rand of 9.4% as compared with the average exchange rate of approximately R10.1 per $1.00 in fiscal 2014.

The depreciation of the Indian rupee against the US dollar by 7.1% in fiscal 2016 as compared to the average exchange rate in fiscal 2015 and by 1.2% as compared to the average exchange rate in fiscal 2014, had a positive impact on our expenses in fiscal 2016 and 2015, respectively. As a result, increases in our cost of revenue, and to a lesser extent, our general and administrative expenses were partially offset by the impact of the depreciation of Indian rupee in fiscal 2016 and 2015. The appreciation of the pound sterling in fiscal 2015 and the depreciation of the South African rand in fiscal 2016 and 2015 against the US dollar also positively impacted our results of operations in those years. On the other hand, the depreciation of the pound sterling in fiscal 2016 and the depreciation of the Australian dollar in fiscal 2016 and 2015 against the US dollar negatively impacted our results of operations in these years. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

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

Income Taxes

We operate in multiple tax jurisdictions including Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Poland, Romania, Singapore, South Africa, Sri Lanka, United Arab Emirates, the UK and the US. As a result, our effective tax rate changes from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.

In fiscal 2016, 2015 and 2014, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $5.0 million, $3.0 million and $1.7 million in additional income tax expense on our combined operations in our SEZ operations in India , the Philippines and Sri Lanka for fiscal 2016, 2015 and 2014, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100.0% to 50.0% starting from fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100.0% income tax exemption.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 34.61%, and was 33.99% in fiscal 2015 and 2014.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 to fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, through which we were eligible for a 100.0% income tax exemption until fiscal 2016 and will be eligible for a 50.0% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which were registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029.

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

Since fiscal 2008, we have become subject to minimum alternate tax, or MAT, and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 21.34%, and was 20.96% in fiscal 2015 and 2014. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2016, 2015 and 2014, we have offset $9.2 million, $6.4 million and $5.7 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received requests for information from, and are in discussions with, the relevant income tax authority in India relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is currently expected to be effective April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

Philippines

Our subsidiary in the Philippines, WNS Global Services Philippines, Inc. located in Eastwood Avenue, Manila, was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2016. During fiscal 2013, we started operations in a delivery center in the Philippines located in Techno Plaza II, Manila which is eligible for a tax exemption that will expire in fiscal 2017. During fiscal 2016, we started operations in a delivery center in the Philippines located in Ilo Ilo, Manila which is also eligible for a tax exemption that will expire in fiscal 2020. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing special tax rate, which is currently 5.0% on gross income.

Sri Lanka

Our operations in Sri Lanka are eligible to claim income tax exemption under the Sri Lanka Inland Revenue Act for the profits earned from export revenue.

Costa Rica

Our subsidiary in Costa Rica is eligible for a 100.0% income tax exemption from fiscal 2010 until fiscal 2017 and a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

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

Revenue Recognition

We derive revenue from providing BPM services to our clients, which primarily include providing back office administration, data management, contact center management and automobile claims handling services. We recognize revenue when the significant terms of the arrangement are enforceable, services are being delivered and the collectability is reasonably assured. We recognize revenue on an accrual basis when services are performed and revenue from the end of last billing to the reporting date is recognized as unbilled revenues.

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

Our revenue is net of value-added taxes and includes reimbursements of out-of-pocket expenses.

We provide automobile claims handling services, which include claims handling and administration (which we refer to as “claims handling”), car hire and arranging for repairs with repair centers across the UK and the related payment processing for such repairs (which we refer to as “repair management”). We also provide legal services in relation to personal injury claims.

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

Revenue from legal services is recognized on the admission of liability by the third party to the extent of fixed fees earned at each stage and any further income on the successful settlement of the claim. Incremental and direct costs incurred to contract with a claimant are amortized over the estimated period of provision of services, not exceeding 15 months. All other costs to us are expensed as incurred.

Share-based Compensation

We provide share-based awards such as share options and RSUs to our employees, directors and executive officers through various equity compensation plans. We account for share-based compensation expense relating to share-based payments using a fair-value method in accordance with IFRS 2 “Share-based Payments”. IFRS 2 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

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

Derivative Financial Instruments and Hedge Accounting

We are exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations, forecasted cash flows denominated in foreign currency and fluctuation in interest rates. We limit the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. We enter into derivative financial instruments where the counter party is a bank. We use derivative financial instruments such as foreign exchange forward, option contracts, currency swaps and interest rate swaps to hedge certain foreign currency and interest rate exposures. Forward and option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted transactions denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Our primary exchange rate exposures are with the US dollar or the pound sterling against the Indian rupee.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue			Revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2016	2015	2014	2016	2015	2014
Cost of revenue	65.0%	64.2%	65.2%	62.9%	62.0%	62.9%
Gross profit	35.0%	35.8%	34.8%	37.1%	38.0%	37.1%
Operating expenses:
Selling and marketing expenses	5.5%	5.8%	7.0%	5.8%	6.2%	7.5%
General and administrative expenses	14.0%	13.1%	11.0%	14.9%	13.9%	11.7%
Foreign exchange loss / (gains), net	(2.0)%	(0.9)%	2.2%	(2.1)%	(0.9)%	2.4%
Amortization of intangible assets	4.5%	4.5%	4.7%	4.7%	4.8%	5.0%
Operating profit	13.0%	13.2%	9.8%	13.7%	14.0%	10.5%
Other (income) / expense, net	(1.5)%	(2.2)%	(1.9)%	(1.6)%	(2.4)%	(2.0)%
Finance expense	0.0%	0.2%	0.6%	0.1%	0.3%	0.6%
Provision for income taxes	3.8%	4.2%	2.8%	4.0%	4.5%	3.0%
Profit	10.7%	11.0%	8.3%	11.3%	11.7%	8.8%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2016	2015	2014	2016	2015	2014
	(US dollars in millions)
Revenue	$562.2	$533.9	$502.6	100%	100.0%	100.0%
Less: Payments to repair centers	31.2	30.9	31.1	5.5%	5.8%	6.2%
Revenue less repair payments (non-GAAP)	$531.0	$503.0	$471.5	94.5%	94.2%	93.8%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2016	2015	2014
	(US dollars in millions)
Revenue	$562.2	$533.9	$502.6
Cost of revenue(1)	365.4	342.7	327.7

Gross profit	196.8	191.2	174.9
Operating expenses:
Selling and marketing expenses(2)	30.8	31.1	35.2
General and administrative expenses(3)	78.9	70.0	55.4
Foreign exchange loss / (gains), net	(11.0)	(4.6)	11.2
Amortization of intangible assets	25.2	24.2	23.8

Operating profit	72.8	70.5	49.4
Other income, net	(8.5)	(11.9)	(9.5)
Finance expense	0.3	1.3	2.9

Profit before income taxes	81.1	81.0	55.9
Provision for income taxes	21.2	22.4	14.3

Profit	$59.9	$58.6	$41.6

Notes:

(1)	Includes share-based compensation expense of $1.9 million for fiscal 2016, $0.9 million for fiscal 2015 and $1.3 million for fiscal 2014.
(2)	Includes share-based compensation expense of $1.4 million for fiscal 2016, $0.8 million for fiscal 2015 and $0.6 million for fiscal 2014.
(3)	Includes share-based compensation expense of $14.6 million for fiscal 2016, $7.9 million for fiscal 2015 and $5.0 million for fiscal 2014.

Fiscal 2016 Compared to Fiscal 2015

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2016	2015	Change	% Change
	(US dollars in millions)
Revenue	$562.2	$533.9	$28.3	5.3%

The increase in revenue of $28.3 million was primarily attributable to revenue from new clients of $17.4 million, an increase in revenue from existing clients of $7.4 million, and an increase in hedging gain on our revenue by $3.5 million to $6.4 million in fiscal 2016 from $2.9 million in fiscal 2015. The increase in revenue was primarily due to higher volumes in our shipping and logistics, retail and CPG, utilities, travel, consulting and professional services, and healthcare verticals. The increase in revenue was partially offset by the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2015 and 2014, and lower volumes in our insurance vertical. The increase was also partially offset by a depreciation of the pound sterling, South African rand and Australian dollar by an average of 6.4%, 24.3% and 15.8%, respectively, against the US dollar, as compared to the average exchange rate in fiscal 2015.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Year ended March 31,
	2016	2015	2016	2015
	(US dollars in millions)
UK	$264.9	$281.9	47.1%	52.8%
North America (primarily the US)	155.3	138.5	27.6%	25.9%
Australia	40.3	34.2	7.2%	6.4%
Europe (excluding the UK)	34.7	28.8	6.2%	5.4%
South Africa	30.1	17.4	5.4%	3.3%
Rest of world	36.8	33.1	6.5%	6.2%

Total	$562.2	$533.9	100.0%	100.0%

The increase in revenue in North America (primarily the US) was primarily attributable to higher volumes in our consulting and professional services, travel, shipping and logistics, insurance, and utilities verticals, partially offset by lower volumes in our retail and CPG, and banking and financial services verticals. The increase in revenue from the South Africa region was primarily attributable to higher volumes in our consulting and professional service, and retail and CPG verticals, partially offset by a lower volume in our banking and financial services vertical. The increase in revenue from the Australia region was primarily attributable to higher volumes in our utilities, retail and CPG, and shipping and logistics verticals. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to a higher volume in our retail and CPG vertical, partially offset by lower volumes in our insurance, consulting and professional services, and healthcare verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and banking and financial services verticals, partially offset by lower volumes in our insurance, and travel verticals. The decrease in revenue from the UK region was primarily attributable to lower volumes in our insurance, shipping and logistics, retail and CPG, and consulting and professional services verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2016	2015	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$531.0	$503.0	$28.0	5.6%

The increase in revenue less repair payments (non-GAAP) of $28.0 million was primarily attributable to revenue less repair payments (non-GAAP) from new clients of $17.4 million, an increase in revenue less repair payments (non-GAAP) from existing clients of $7.1 million, and an increase in hedging gain on our revenue less repair payments (non-GAAP) by $3.5 million to $6.4 million in fiscal 2016 from $2.9 million in fiscal 2015. The increase in revenue less repair payments (non-GAAP) was primarily due to higher volumes in our shipping and logistics, retail and CPG, utilities, travel, consulting and professional services, and healthcare verticals. The increase in revenue less repair payments (non-GAAP) was partially offset by the impact of a lower volume of business from one of our top five clients by revenue less repair payments (non-GAAP) contribution in fiscal 2015 and 2014, and a lower volume in our insurance vertical. The increase was partially offset by a depreciation of the pound sterling, South African rand and Australian dollar by an average of 6.4%, 24.3% and 15.8%, respectively, against the US dollar, as compared to the average exchange rate in fiscal 2015.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2016	2015	2016	2015
	(US dollars in millions)
UK	$233.7	$251.1	44.0%	49.9%
North America (primarily the US)	155.3	138.5	29.3%	27.5%
Australia	40.3	34.2	7.6%	6.8%
Europe (excluding the UK)	34.7	28.8	6.5%	5.7%
South Africa	30.1	17.4	5.7%	3.5%
Rest of world	36.8	33.1	6.9%	6.6%

Total	$531.0	$503.0	100%	100.0%

The increase in revenue less repair payments (non-GAAP) in North America (primarily the US) was primarily attributable to higher volumes in our consulting and professional services, travel, shipping and logistics, insurance, and utilities verticals, partially offset by lower volumes in our retail and CPG, and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to higher volumes in our consulting and professional service, and retail and CPG verticals, partially offset by a lower volume in our banking and financial services vertical. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher volumes in our utilities, retail and CPG, and shipping and logistics verticals. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to a higher volume in our retail and CPG vertical, partially offset by lower volumes in our insurance, consulting and professional services, and healthcare verticals. The increase in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and banking and financial services verticals, partially offset by lower volumes in our insurance, and travel verticals. The decrease in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to lower volumes in our insurance, shipping and logistics, retail and CPG, and consulting and professional services verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Employee costs	$217.1	$199.8	$17.3
Facilities costs	64.8	64.7	0.2
Repair payments	31.2	30.9	0.3
Depreciation	14.9	13.9	1.0
Travel costs	10.3	9.5	0.8
Legal and professional costs	7.0	7.3	(0.3)
Other costs	20.0	16.8	3.2

Total cost of revenue	$365.4	$342.7	$22.6

As a percentage of revenue	65.0%	64.2%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount, wage inflation and a $2.5 million charge arising from the amendment to the India Payment of Bonus Act, 1965, adopted in December 2015, which increased employee bonus amounts for certain wage categories retroactively from April 1, 2014; higher other costs incurred to contract with claimants associated with our legal services business, and an increase in subcontracting costs; higher depreciation costs; higher travel costs; higher repair payments; and higher facilities costs. These increases were partially offset by lower legal and professional costs. Further, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, in fiscal 2016, as compared to the average exchange rate in fiscal 2015, resulted in a decrease of approximately $17.3 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Gross profit	$196.8	$191.2	$5.6
As a percentage of revenue	35.0%	35.8%
As a percentage of revenue less repair payments (non-GAAP)	37.1%	38.0%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) decreased primarily due to higher cost of revenue as discussed above. Cost of revenue was higher notwithstanding the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, in fiscal 2016, as compared to the average exchange rate for fiscal 2015. This increase in cost of revenue was partially offset by higher revenue, and an increase in hedging gain on our revenue by $3.5 million to $6.4 million in fiscal 2016 from $2.9 million in fiscal 2015.

During fiscal 2016, our built up seats increased by 9.4% from 24,131 as at the end of fiscal 2015 to 26,407 as at the end of fiscal 2015 as we expanded our existing facilities in Gurgaon, India, South African and the Philippines, and added new facilities in South Africa, and the Philippines. This was part of our strategy to expand our delivery capabilities, including in the SEZ in India. Our total headcount increased by 12.1% from 28,890 to 32,388 during the same period, resulting in an increase in our seat utilization rate from 1.18 in fiscal 2015 to 1.21 in fiscal 2016. This 0.3 increase in our seat utilization rate increased our gross profit as a percentage of revenue by approximately 0.01% and increased our gross profit as a percentage of revenue less repair payments (non-GAAP) by approximately 0.02%.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Employee costs	$22.3	$23.1	$(0.7)
Other costs	8.5	8.0	0.5

Total selling and marketing expenses	$30.8	$31.1	$(0.2)

As a percentage of revenue	5.5%	5.8%
As a percentage of revenue less repair payments (non-GAAP)	5.8%	6.2%

The decrease in selling and marketing expenses was primarily due to a decrease in employee costs as a result of a decrease in sales headcount, and lower legal and professional expenses, partially offset by higher marketing costs. Further, the depreciation of the pound sterling against the US dollar by an average of 6.4% in fiscal 2016, as compared to the average exchange rate for fiscal 2015, resulted in a decrease of approximately of $0.7 million of selling and marketing expenses.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Employee costs	$60.1	$48.3	$11.8
Other costs	18.8	21.7	(2.9)

Total general and administrative expenses	$78.9	$70.0	$8.9

As a percentage of revenue	14.0%	13.1%
As a percentage of revenue less repair payments (non-GAAP)	14.9%	13.9%

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount, wage inflation and higher share-based compensation expense on account of a higher number of RSUs vesting in fiscal 2016; higher travel cost, and higher legal and professional expenses, partially offset by lower facilities costs, and lower other costs. Further, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, for fiscal 2016, as compared to the average exchange rate for fiscal 2015, resulted in a decrease of approximately $3.1 million in general and administrative expenses.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(11.0)	$(4.6)	$(6.4)

The foreign exchange gains were primarily due to higher gains of $2.1 million from our rupee and pound denominated hedge contracts as a result of a depreciation of the pound sterling against the US dollar, and a higher foreign currency revaluation gain of $4.3 million arising from a $3.1 million gain in fiscal 2016 from a loss of $1.3 million in fiscal 2015. We expect our foreign exchange gains to be lower in fiscal 2017 as compared to fiscal 2016, based on our current hedge positions and exchange rates.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Amortization of intangible assets	$25.2	$24.2	$1.0

The increase in amortization of intangible assets was primarily attributable to the acquisition of a customer contract from Telkom, partially offset by the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, in fiscal 2016, as compared to the average exchange rate in fiscal 2015.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Operating profit	$72.8	$70.5	$2.4
As a percentage of revenue	13.0%	13.2%
As a percentage of revenue less repair payments (non-GAAP)	13.7%	14.0%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) is lower due to higher cost of revenue, higher general and administrative expenses, and higher amortization expenses, partially offset by higher revenue, higher foreign exchanges gains and lower selling and marketing expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Other income, net	$8.5	$11.9	$(3.4)

Other income was lower primarily due to a lower yield on our cash and cash equivalents and investments, as funds were utilized for our share repurchases in fiscal 2016.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Finance expense	$0.3	$1.3	$(1.0)

Finance expense decreased primarily due to lower interest cost as a result of lower borrowings following scheduled repayments of our short term and long term loans.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Provision for income taxes	$21.2	$22.4	$(1.2)

Provision for income taxes was lower as the provision in fiscal 2015 included a $1.7 million provision on account of a change in Indian tax law pursuant to the India Finance Act 2014. As a result of this change in Indian tax law, a number of debt FMPs in which we had invested and held for less than 36 months were re-categorized as short term capital assets and, accordingly, were subject to tax.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Profit	$59.9	$58.6	$1.3
As a percentage of revenue	10.7%	11.0%
As a percentage of revenue less repair payments (non-GAAP)	11.3%	11.7%

The increase in profit was primarily on account of higher operating profit, lower finance expense, and lower provision for income taxes, partially offset by lower other income.

Fiscal 2015 Compared to Fiscal 2014

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2015	2014	Change	% Change
	(US dollars in millions)
Revenue	$533.9	$502.6	$31.3	6.2%

The increase in revenue of $31.3 million was primarily attributable to revenue from new clients of $17.5 million and an increase in revenue from existing clients of $4.7 million. In addition, we had an increase in hedging gain on our revenue by $9.1 million to $2.9 million in fiscal 2015 from a hedging loss of $6.2 million in fiscal 2014. The increase in revenue was primarily due to higher volumes in our utilities, shipping and logistics, consulting and professional services and healthcare verticals, and included approximately $3.0 million of one-time benefits received in fiscal 2015 relating to performance-based incentives, gain sharing and the removal of foreign exchange collars from certain client contracts. The increase in revenue was partially offset by the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2014 and 2013, a reduction in pricing and productivity discounts under our new contract with Aviva MS and lower volumes in our banking and financial services vertical. Further our research and analytics and finance and accounting units grew by 16.4% and 14.1%, respectively, in fiscal 2015 and represented 12.5% and 20.0%, respectively, of our revenue in fiscal 2015.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Year ended March 31,
	2015	2014	2015	2014
	(US dollars in millions)
UK	$281.9	$265.0	52.8%	52.7%
North America (primarily the US)	138.5	137.4	25.9%	27.3%
Europe (excluding the UK)	28.8	27.0	5.4%	5.4%
South Africa	17.4	20.5	3.3%	4.1%
Australia	34.2	18.5	6.4%	3.7%
Rest of world	33.1	34.2	6.2%	6.8%

Total	$533.9	$502.6	100%	100.0%

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

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2015	2014	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$503.0	$471.5	$31.5	6.7%

The increase in revenue less repair payments (non-GAAP) of $31.5 million was primarily attributable to revenue less repair payments (non-GAAP) from new clients of $17.5 million and an increase in revenue less repair payments (non-GAAP) from existing clients of $4.7 million. In addition, we had an increase in hedging gain on our revenue less repair payments (non-GAAP) by $9.1 million to $2.9 million in fiscal 2015 from a hedging loss of $6.2 million in fiscal 2014. The increase in revenue less repair payments (non-GAAP) was primarily due to higher volumes in our utilities, shipping and logistics, consulting and professional services and healthcare verticals, and included $3.0 million of one-time benefits received in fiscal 2015 relating to performance-based incentives, gain sharing and removal of foreign exchange collars from certain client contracts. The increase in revenue less repair payments (non-GAAP) was partially offset by the impact of a lower volume of business from one of our top five clients by revenue less repair payments (non-GAAP) contribution in fiscal 2014 and 2013, a reduction in pricing and productivity discounts under our new contract with Aviva MS and lower volumes in our banking and financial services vertical. Further our research and analytics and finance and accounting units grew by 16.4% and 14.1%, respectively, in fiscal 2015 and represented 13.2% and 21.2%, respectively, of our revenue less repair payments (non-GAAP) in fiscal 2015.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2015	2014	2015	2014
	(US dollars in millions)
UK	$251.1	$233.8	49.9%	49.6%
North America (primarily the US)	138.5	137.4	27.5%	29.1%
Europe (excluding the UK)	28.8	27.1	5.7%	5.7%
South Africa	17.4	20.5	3.5%	4.4%
Australia	34.2	18.5	6.8%	3.9%
Rest of world	33.1	34.2	6.6%	7.4%

Total	$503.0	$471.5	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher volumes in our shipping and logistics, banking and financial services, healthcare, travel and utilities verticals, partially offset by a reduction in pricing and productivity discounts under our new contract with Aviva MS. The increase in revenue less repair payments (non-GAAP) from Australia region was primarily attributable to higher volumes in our insurance and utilities verticals. The increase in revenue less repair payments (non-GAAP) from Europe (excluding the UK) region was primarily due to higher volumes in our healthcare, retail and CPG, consulting and professional services, shipping and logistics, and insurance verticals. The increase in revenue less repair payments (non-GAAP) in North America (primarily the US) was primarily due to higher volumes in our healthcare vertical, partially offset by lower volumes in our insurance, consulting and professional services and utilities verticals and the impact of a lower volume of business from one of our top five clients by revenue less repair payments (non-GAAP) contribution in fiscal 2014 and 2013. The decrease in revenue less repair payments (non-GAAP) from South Africa region was primarily attributable to lower volumes in our banking and financial services vertical. The decrease in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to lower volumes in our consulting and professional services and insurance verticals, partially offset by higher volumes in our travel, healthcare, retail and CPG, and shipping and logistics verticals.

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

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Gross profit	$191.2	$174.9	$16.2
As a percentage of revenue	35.8%	34.8%
As a percentage of revenue less repair payments (non-GAAP)	38.0%	37.1%

Gross profit was higher primarily due to higher revenue as discussed above. Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) similarly increased primarily due to higher revenue as discussed above. We had an increase in hedging gain on our revenue less repair payments (non-GAAP) by $9.1 million to $2.9 million in fiscal 2015 from a hedging loss of $6.2 million in fiscal 2014. Further, the depreciation of the Indian rupee against the US dollar in fiscal 2015 by an average of 1.2% as compared to the average exchange rate in fiscal 2014 partially reduced our cost of revenue.

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

2015. This 0.1 increase in our seat utilization rate increased our gross profit as a percentage of revenue by approximately 0.01% and increased our gross profit as a percentage of revenue less repair payments (non-GAAP) by approximately 0.02%.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Employee costs	$23.1	$26.4	$(3.3)
Other costs	8.0	8.8	(0.8)

Total selling and marketing expenses	$31.1	$35.2	$(4.2)

As a percentage of revenue	5.8%	7.0%
As a percentage of revenue less repair payments (non-GAAP)	6.2%	7.5%

The decrease in selling and marketing expenses was primarily due to a decrease in employee costs as a result of a decrease in sales headcount, and lower legal and professional expenses and marketing costs.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Employee costs	$48.3	$39.8	$8.5
Other costs	21.7	15.6	6.1

Total general and administrative expenses	$70.0	$55.4	$14.6

As a percentage of revenue	13.1%	11.0%
As a percentage of revenue less repair payments (non-GAAP)	13.9%	11.7%

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

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Operating profit	$70.5	$49.4	$21.1
As a percentage of revenue	13.2%	9.8%
As a percentage of revenue less repair payments (non-GAAP)	14.0%	10.5%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) was higher due to higher revenue, higher foreign exchanges gains and lower selling and marketing expenses, partially offset by higher general and administrative expenses, higher cost of revenue and higher amortization expenses.

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

The increase in provision for income taxes was primarily on account of higher taxable profits. The provision for income taxes for fiscal 2015 also included a $1.7 million provision on account of a change in Indian tax law pursuant to the India Finance Act 2014. As a result of this change in Indian tax law, a number of debt FMPs in which we have invested and held for less than 36 months were re-categorized as short term capital assets and, accordingly, subject to higher tax.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2015	2014	Change
	(US dollars in millions)
Profit	$58.6	$41.6	$17.0
As a percentage of revenue	11.0%	8.3%
As a percentage of revenue less repair payments (non-GAAP)	11.7%	8.8%

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

WNS Global BPM is delivered out of our delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. This segment includes all of our business activities with the exception of WNS Auto Claims BPM. WNS Auto Claims BPM is our automobile claims management business which is primarily based in the UK and is part of our insurance business unit. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Process Management Service Offerings.” We report WNS Auto Claims BPM as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to third party automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPM segment.

Our revenue is generated primarily from providing business process management services.

In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments (non-GAAP) to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (non-GAAP) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment. In our WNS Auto Claims BPM segment, effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS UK, commented providing legal services in relation to personal injury claims.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Our management allocates resources based on segment revenue less repair payments (non-GAAP) and measures segment performance based on revenue less repair payments (non-GAAP) and to a lesser extent on segment operating income. The accounting policies of our reportable segments are the same as those of our company. See “— Critical Accounting Policies.” We may in the future change our reportable segments based on how our business evolves.

The following table shows revenue and revenue less repair payments (non-GAAP) for our two reportable segments for the periods indicated:

	Year ended March 31,
	2016		2015		2014
	WNS Global BPM	WNS Auto Claims BPM	WNS Global BPM	WNS Auto Claims BPM	WNS Global BPM	WNS Auto Claims BPM
Segment revenue(1)	$509.3	$53.3	$473.1	$61.1	$439.9	$63.0
Less: Payments to repair centers		31.2	—	30.9	—	31.1

Revenue less repair payments (non-GAAP) (1)	509.3	22.1	473.1	30.2	439.9	31.9
Cost of revenue (excluding payments to repair centers) (2)	314.5	18.2	292.3	18.9	275.8	19.4
Other costs(3)	77.6	5.2	82.1	5.8	91.5	5.0
Segment operating profit / (loss)	117.2	(1.2)	98.7	5.4	72.6	7.4
Other (income)/expense, net	(7.5)	(1.0)	(11.1)	(0.8)	(8.6)	(0.9)
Finance expense	0.3	0.0	1.3	—	2.9	—

Segment profit before income taxes	124.4	(0.2)	108.5	6.2	78.3	8.4
Provision for income taxes	20.9	0.3	21.2	1.2	12.3	2.0

Segment profit / (loss)	$103.5	$(0.5)	$87.3	$5.0	$66.0	$6.4

Notes:

(1)	Segment revenue and revenue less repair payments (non-GAAP) include inter-segment revenue of $0.4 million for fiscal 2016, $0.2 million for fiscal 2015 and $0.3 million for fiscal 2014.
(2)	Cost of revenue includes inter-segment expenses of $0.4 million for fiscal 2016, $0.2 million for fiscal 2015 and $0.3 million for fiscal 2014, and excludes share-based compensation expenses of $1.9 million for fiscal 2016, and $0.9 million for fiscal 2015 and $1.3 million for fiscal 2014, which are not allocable between our segments.
(3)	Other costs include selling and marketing, general and administrative expense and foreign exchange gain/loss. Excludes share-based compensation expenses of $16.0 million for fiscal 2016, $8.6 million for fiscal 2015 and $5.6 million for fiscal 2014, which are not allocable between our segments.

WNS Global BPM accounted for 90.5% of our revenue and 95.8% of our revenue less repair payments (non-GAAP) in fiscal 2016 as compared to 88.6% of our revenue and 94.0% of our revenue less repair payments (non-GAAP) in fiscal 2015, and 87.5% of our revenue and 93.2% of our revenue less repair payments (non-GAAP) in fiscal 2014.

WNS Global BPM

Segment Revenue. Revenue in the WNS Global BPM segment increased by 7.7% to $509.3 million in fiscal 2016 from $473.1 million in fiscal 2015. This increase was primarily attributable to the increase in the volume of transactions executed for new and existing clients, with $17.4 million being attributable to new clients and $7.4 million being attributable to existing clients. In addition, we had an increase in hedging gain on our revenue by $3.5 million to $6.4 million in fiscal 2016 from $2.9 million in fiscal 2015. The increase was partially offset by a depreciation of the pound sterling, South African rand and Australian dollar by an average of 6.4%, 24.3% and 15.8%, respectively, against the US dollar as compared to the average exchange rate in fiscal 2015.

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

Segment Operating Profit. Segment operating profit in the WNS Global BPM segment increased by 18.7% to $117.2 million in fiscal 2016 from $98.7 million in fiscal 2015. The increase was primarily attributable to higher segment revenue, higher foreign exchange gains, and lower selling and marketing expenses, partially offset by higher cost of revenue and higher general and administrative expenses.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $22.2 million to $314.5 million in fiscal 2016 from $292.3 million in fiscal 2015, primarily on account of (i) an increase in employee costs by $18.4 million on account of higher headcount, wage inflation and a $2.5 million charge arising from the amendment to the India Payment of Bonus Act, 1965, which increased employee bonus amounts for certain wage categories retroactively from April 1, 2014, (ii) an increase in facilities costs by $3.0 million due to an expansion of our existing facilities in the Gurgaon, India, South Africa and the Philippines and the addition of new facilities in South Africa and the Philippines, (iii) an increase in depreciation cost by $1.0 million, and (iv) an increase in travel cost by $0.9 million. Further, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, in fiscal 2016, as compared to the average exchange rate in fiscal 2015, resulted in a lower cost of revenue of approximately $17.3 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs decreased by $4.5 million to $77.6 million in fiscal 2016 from $82.1 million in fiscal 2015, primarily on account of (i) an increase in foreign exchange gain by $6.3 million, (ii) an increase in general and administrative expenses by $2.0 million, and (iii) a decrease in selling and marketing expenses by $0.2 million.

The foreign exchange gains were primarily due to higher gains of $2.1 million from our rupee and pound denominated hedge contracts as a result of a depreciation of the pound sterling against the US dollar, and a higher foreign currency revaluation gain of $4.3 million arising from a $3.1 million gain in fiscal 2016 from a loss of $1.3 million in fiscal 2015.

General and administrative expenses increased by $2.0 million to $59.5 million in fiscal 2016 from $57.5 million in fiscal 2015, primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount and wage inflation, higher travel cost, higher legal and professional expenses, and the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, for fiscal 2016, as compared to the average exchange rate for fiscal 2015, partially offset by lower facilities costs, and lower other costs.

Selling and marketing expenses decreased by $0.2 million to $29.1 million in fiscal 2016 from $29.3 million in fiscal 2015, primarily due to a decrease in employee costs as a result of a decrease in sales headcount, lower legal and professional expenses and marketing costs, and the depreciation of the pound sterling against the US dollar by an average of 6.4% in fiscal 2016, as compared to the average exchange rate for fiscal 2015.

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

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs decreased by $9.4 million to $82.1 million in fiscal 2015 from $91.5 million in fiscal 2014, primarily on account of (i) an increase in foreign exchange gain by $16.0 million, (ii) an increase in general and administrative expenses by $7.9 million, and (iii) a decrease in selling and marketing expenses by $1.3 million.

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

Segment Profit. Segment profit in the WNS Global BPM segment increased by 18.5% to $103.5 million in fiscal 2016 from $87.3 million in fiscal 2015. The increase in profit was primarily attributable to higher segment revenue, higher foreign exchange gains, lower finance expense and lower selling and marketing expenses, partially offset by higher cost of revenue, higher general and administrative expenses, and lower other income, net.

The other income, net decreased by $3.7 million in fiscal 2016 to $7.5 million from $11.1 million in fiscal 2015 primarily due to a lower yield on our cash and cash equivalents and investments, and funds were utilized for our share repurchases commencing in fiscal 2016.

The finance expense for fiscal 2016 was $0.3 million as compared to $1.3 million in fiscal 2015 due to lower interest cost as a result of lower borrowings following scheduled repayments of our short term and long term loans.

Provision for income taxes in fiscal 2016 was $20.9 million as compared to $21.2 million in fiscal 2015. Provision for income taxes was lower as the provision in fiscal 2015 includes a $1.7 million provision on account of a change in Indian tax law pursuant to the India Finance Act 2014, as a result of which a number of debt FMPs that we had invested in were re-categorized as short term capital assets as they had been held for less than 36 months and, accordingly, were subject to tax.

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

WNS Auto Claims BPM

Segment Revenue. Revenue in the WNS Auto Claims BPM segment decreased by $7.7 million to $53.3 million in fiscal 2016 from $61.1 million in fiscal 2015. The decrease was primarily on account of a decrease in revenue from existing clients of $7.7 million, and a depreciation of the pound sterling against the US dollar by an average of 6.4% in fiscal 2016 as compared to the average exchange rate in fiscal 2015. Payments made to repair centers in fiscal 2016 increased by $0.3 million to $31.2 million from $30.9 million in fiscal 2015.

Revenue less repair payments (non-GAAP) in this segment decreased by 26.6% to $22.1 million in fiscal 2016 from $30.2 million in fiscal 2015 primarily due to lower volume of business of $7.7 million from existing clients.

Revenue in the WNS Auto Claims BPM segment decreased by $1.9 million to $61.1 million in fiscal 2015 from $63.0 million in fiscal 2014. The decrease was primarily on account of a decrease in revenue from existing clients of $2.0 million and revenue from new clients of $0.1 million. The decrease was partially offset by an appreciation of the pound sterling against the US dollar by an average of 1.5% in fiscal 2015 as compared to the average exchange rate in fiscal 2014. Payments made to repair centers in fiscal 2015 decreased by $0.2 million to $30.9 million from $31.1 million in fiscal 2014.

Revenue less repair payments (non-GAAP) in this segment decreased by 5.3% to $30.2 million in fiscal 2015 from $31.9 million in fiscal 2014 primarily due to lower volume of business of $1.7 million from existing clients, partially offset by revenue less repair payments (non-GAAP) from new clients of $0.1 million.

Segment Operating Profit. The segment reported an operating loss of $1.2 million in fiscal 2016 as compared to a profit of $5.4 million in fiscal 2015. This decrease was primarily on account of a decrease in revenue less repair payments (non-GAAP), and higher general and administrative expenses, partially offset by lower cost of revenue (excluding payments to repair centers) and lower selling and marketing expenses.

Our cost of revenue (excluding payments to repair centers) decreased by $0.8 million to $18.2 million in fiscal 2016 from $18.9 million in fiscal 2015. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in our employee costs by $1.4 million, an increase in other costs by $0.7 million incurred to contract with claimants associated with our legal services business.

Our other costs include selling and marketing expenses, and general and administrative expenses. Our other costs decreased by $0.6 million to $5.2 million in fiscal 2016 from $5.8 million in fiscal 2015, primarily on account of a decrease in selling and marketing expenses by $0.7 million to $0.4 million in fiscal 2016 from $1.0 million in fiscal 2015, and an increase in general and administrative expenses by $0.1 million to $4.8 million in fiscal 2016 from $4.6 million in fiscal 2015

Segment operating profit decreased by $2.0 million to $5.4 million in fiscal 2015 from $7.4 million in fiscal 2014. The decrease was primarily on account of a decrease in revenue less repair payments (non-GAAP), higher general and administrative expenses, partially offset by lower cost of revenue (excluding payments to repair centers) and selling and marketing expenses.

Our cost of revenue (excluding payments to repair centers) decreased by $0.5 million to $18.9 million in fiscal 2015 from $19.4 million in fiscal 2014. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in facilities cost by $0.9 million and depreciation cost by $0.2 million, partially offset by an increase in our employee costs by $0.5 million.

Our other costs include selling and marketing expenses, and general and administrative expenses. Our other costs increased by $0.8 million to $5.8 million in fiscal 2015 from $5.0 million in fiscal 2014, primarily on account of an increase in general and administrative expenses by $3.6 million to $4.6 million in fiscal 2015 from $1.1 million in fiscal 2014, partially offset by lower selling and marketing expenses by $3.0 million to $1.0 million in fiscal 2015 from $4.0 million in fiscal 2014.

Segment Profit. The segment reported a loss of $0.5 million in fiscal 2016 as compared to a profit of $5.0 million in fiscal 2015. This was primarily attributable to the operating loss, partially offset by an increase in other income, net and lower provision for income tax.

The other income, net in fiscal 2016 was an income of $1.0 million as compared to an income of $0.8 million in fiscal 2015.

Provision for income taxes in fiscal 2016 was $0.3 million as compared to $1.2 million in fiscal 2015. The provision for income taxes in fiscal 2016 was lower primarily on account of lower taxable profits.

Segment profit decreased by $1.3 million to $5.0 million in fiscal 2015 from $6.4 million in fiscal 2014. The decrease was primarily attributable to lower operating profit and a decrease in other income, net.

The other income, net in fiscal 2015 was an income of $0.8 million as compared to an income of $0.9 million in fiscal 2014.

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

	Fiscal 2016				Fiscal 2015
	Three months ended				Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	(Unaudited, US dollars in millions)
Revenue	$142.6	$144.4	$141.0	$134.1	$132.9	$136.0	$134.1	$131.0
Cost of revenue	92.2	93.8	90.5	88.8	86.8	85.1	84.5	86.2

Gross Profit	50.4	50.5	50.5	45.3	46.0	50.8	49.5	44.8
Operating expenses:
Selling and marketing expenses	7.4	7.9	8.0	7.4	7.5	7.7	8.2	7.7
General and administrative expenses	20.8	19.7	20.4	18.0	17.9	18.8	17.0	16.2
Foreign exchange loss / (gains), net	(2.8)	(2.8)	(3.6)	(1.8)	(3.4)	(1.8)	(0.7)	1.3
Amortization of intangible assets	6.2	6.3	6.5	6.2	6.0	6.0	6.0	6.1

Operating profit	18.8	19.3	19.3	15.4	18.0	20.1	18.9	13.5
Other (income) expense, net	(2.6)	(1.9)	(1.8)	(2.2)	(2.8)	(3.1)	(2.9)	(3.1)
Finance expense	0.0	0.1	0.1	0.1	0.2	0.3	0.3	0.5
Provision for income taxes	5.5	5.4	5.5	4.7	5.9	6.3	6.2	4.0

Profit	15.9	15.7	15.5	12.8	14.7	16.5	15.3	12.1

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2016				Fiscal 2015
	Three months ended				Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	(Unaudited)
Gross profit as a percentage of revenue	35.3%	35.0%	35.8%	33.8%	34.7%	37.4%	36.9%	34.2%
Operating income as a percentage of revenue	13.2%	13.4%	13.7%	11.5%	13.5%	14.8%	14.1%	10.3%
Gross profit as a percentage of revenue less repair payments (non-GAAP)	37.2%	37.2%	37.9%	35.8%	36.5%	39.6%	39.1%	36.7%
Operating income as a percentage of revenue less repair payments (non-GAAP)	13.9%	14.2%	14.5%	12.2%	14.3%	15.6%	15.0%	11.1%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2016				Fiscal 2015
	Three months ended				Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	(Unaudited, US dollars in millions)
Revenue	$142.6	$144.4	$141.0	$134.1	$132.9	$136.0	$134.1	$131.0
Less: Payments to repair centers	7.3	8.5	7.7	7.6	6.8	7.6	7.5	8.9

Revenue less repair payments (non-GAAP)	$135.3	$135.9	$133.3	$126.5	$126.1	$128.4	$126.5	$122.1

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our obligations under operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2016 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in thousands)
Operating leases	113,024	20,237	37,423	27,511	27,853
Purchase obligations	4,389	4,389	—	—	—
Total	$117,413	24,626	37,423	27,511	27,853

Uncertain income tax liabilities totaling $13.7 million are excluded from the table because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or obligations.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2012 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,798.2 million ($42.2 million based on the exchange rate on March 31, 2016) in additional taxes, including interest of 1,029.7 million ($15.5 million based on the exchange rate on March 31, 2016).

The following sets forth the details of these orders of assessment:

Entities	Tax year(s)	Amount demanded (including interest)			Interest on amount Demanded
	( and US dollars in millions)
WNS Global	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global	Fiscal 2005	27.4	$(0.4	)(1)	8.6	$(0.1	)(1)
WNS Global	Fiscal 2006	527.1	$(8.0	)(1)	194.9	$(2.9	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.0	)(1)	24.1	$(0.3	)(1)
WNS Global	Fiscal 2007	98.7	$(1.5	)(1)	31.9	$(0.5	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	34.3	$(0.5	)(1)	10.8	$(0.2	)(1)
WNS Global	Fiscal 2008	819.6	$(12.3	)(1)	344.1	$(5.1	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	28.0	$(0.4	)(1)	8.9	$(0.1	)(1)
WNS Global	Fiscal 2009	973.9	$(14.7	)(1)	336.9	$(5.0	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	21.1	$(0.3	)(1)	4.1	$(0.1	)(1)
WNS Global	Fiscal 2010	60.2	$(0.9	)(1)	23.5	$(0.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2010	1.8	$(0.1	)(1)	0.4	$(0.1	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2011	9.7	$(0.1	)(1)	3.2	$(0.1	)(1)
WNS Global	Fiscal 2012	116.0	$(1.8	)(1)	35.2	$(0.5	)(1)
Total		2,798.2	$(42.2	)(1)	1,029.7	$(15.5	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2016.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2016, we have provided a tax reserve of 907.0 million ($13.7 million based on the exchange rate on March 31, 2016) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,845.7 million ($42.9 million based on the exchange rate on March 31, 2016) in additional taxes, including interest of 879.3 million ($13.3 million based on the exchange rate on March 31, 2016). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2016, corporate tax returns for fiscal years 2013 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.3 million based on the exchange rate on March 31, 2016) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Liquidity and Capital Resources

Our capital requirements are principally for any debt repayment and the establishment of operating facilities to support our growth and acquisitions, and for fiscal 2017 and 2016, to fund the repurchase of ADSs under our share repurchase programs, as described in further detail below, see “— Share Repurchases”. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at March 31, 2016, we had cash and cash equivalents of $41.8 million which were primarily held in US dollars, Indian rupees, pound sterling and Philippines pesos. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments includes marketable securities consisting of bank deposits and liquid mutual funds, which totaled $132.9 million as at March 31, 2016.

As at March 31, 2016, our Indian subsidiary, WNS Global, had a secured line of credit of 900.0 million ($13.6 million based on the exchange rate on March 31, 2016) from The Hongkong and Shanghai Banking Corporation Limited, and unsecured lines of credit of $15.0 million from BNP Paribas, 1,200.0 million ($18.1 million based on the exchange rate on March 31, 2016) from Citibank N.A. 810.0 million ($12.2 million based on the exchange rate on March 31, 2016) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2016, there was no amount utilized from these lines of credit.

In March 2012, WNS Global obtained from HSBC Bank (Mauritius) Limited a three-year term loan facility for $7.0 million. On April 16, 2012, June 20, 2012 and August 16, 2012, we drew down $2.0, $3.0 and $2.0 million, respectively, from this facility. The facility was utilized for the purpose of funding WNS Global’s capital expenditure plans for fiscal 2013 in compliance with the Reserve Bank of India’s guidelines on “External Commercial Borrowings and Trade Credits.” The interest rate payable on the facility was initially US dollar LIBOR plus a margin of 3.5% per annum. Effective July 16, 2014, the margin was reduced to 3.1% per annum. The facility was fully repaid on August 17, 2015.

In March 2012, WNS UK obtained from HSBC Bank plc. an additional three-year term loan facility for £6.1 million ($8.8 million based on the exchange rate on March 31, 2016), which was fully drawn on March 30, 2012. WNS UK also rolled over on March 30, 2012 its then existing term loan of £9.9 million ($14.2 million based on the exchange rate on March 31, 2016) from HSBC Bank plc. (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015. The facilities were for the purpose of providing inter-company loans within our company and funding capital expenditures. These facilities bore interest at Bank of England base rate plus a margin of 2.25% per annum. Interest was payable on a quarterly basis. 20% of the principal amount of each loan was repaid at the end of each of 18, 24 and 30 months after drawdown and a final installment of 40% of the principal amount of each loan was repaid at the end of 36 months after drawdown. The facility was fully repaid on July 7, 2015.

In February 2016, WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($14.2 million based on the exchange rate on March 31, 2016) until February 28, 2017. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum and has been renewed at the existing rate. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2016, there was no outstanding amount under this facility.

As at March 31, 2016, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($2.0 million based on the exchange rate on March 31, 2016) from The HSBC Bank plc. This line of credit is for working capital purpose and can be withdrawn by the lender at any time. As at March 31, 2016, there was no outstanding amount under this facility.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund the $17.5 million cash consideration (plus adjustments for cash and working capital) for the acquisition of Value Edge (which is expected to be completed in the first quarter of fiscal 2017, subject to regulatory approval and other customary closing conditions) and to meet our estimated capital expenditures, working capital needs and any debt repayment obligations for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we may require additional financing to meet our capital expenditures, working capital needs and any debt repayment obligations. We currently expect our capital expenditures needs in fiscal 2017 to be between $22.0 million to $25.0 million, a significant amount of which we expect to spend on infrastructure build-out and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2016, we had commitments for capital expenditures of $4.4 million relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $2.3 million in India, approximately $1.5 million in South Africa, approximately $0.2 million in the UK, approximately $0.1 million in Europe (excluding the UK), and approximately $0.3 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and existing credit facilities. Further, under the current volatile conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain financing to pursue certain of our expansion plans and meet any debt repayment obligations. Further, we may in the future consider making further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of any indebtedness and working capital. If current market conditions continue to persist or deteriorate further, we may not be able to obtain financing or any such financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for fiscal 2016, 2015 and 2014:

	Year ended March 31,
	2016	2015	2014
	(US dollars in millions)
Net cash provided by operating activities	$102.9	$95.5	$81.4
Net cash used in investing activities	$(30.1)	$(40.2)	$(50.9)
Net cash used in financing activities	$(55.2)	$(54.9)	$(14.9)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $102.9 million for fiscal 2016 from $95.5 million for fiscal 2015. The increase in net cash provided by operating activities for fiscal 2016 as compared to fiscal 2015 was attributable to an increase in profit as adjusted by non-cash related items by $19.3 million, a decrease in interest paid by $1.1 million and an increase in interest received by $0.8 million, which was partially offset by an increase in cash outflow towards working capital by $10.1 million and an increase in taxes paid by $3.8 million.

The increase in profit as adjusted for non-cash related items by $19.3 million was primarily on account of (i) an increase in share-based compensation expense by $8.4 million, (ii) an increase in unrealized exchange losses by $5.7 million, (iii) a decrease in mark to market gains on fixed maturity plans by $4.5 million, (iv) an increase in current tax expense by $2.7 million, (v) an increase in depreciation and amortization expense by $2.1 million, (vi) a decrease in unrealized gains on derivative instruments by $1.9 million, (vii) an increase in profit by $1.3 million, and (viii) a decrease in gains from sale of property and equipment by $0.5 million.

This increase was partially offset by (i) a decrease in deferred income tax by $3.9 million, (ii) a decrease in allowance for doubtful accounts by $1.5 million, (iii) a decrease in interest expense by $1.0 million, (iv) an increase in interest income by $0.8 million, and (v) an increase in dividend income by $0.6 million

Cash outflow towards working capital increased by $10.1 million for fiscal 2016 as compared to fiscal 2015, primarily as a result of a decrease in cash inflow from other assets by $10.3 million, which mainly includes other advances, derivative assets and prepaid expenses, and a decrease in cash inflows from other liabilities by $4.8 million, which was partially offset by a decrease in cash outflows for accounts payables and deferred revenue by $2.9 million, and a decrease in cash outflows for accounts receivables and unbilled revenue by $2.2 million.

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

The increase in profit as adjusted for non-cash related items by $11.1 million was primarily on account of (i) an increase in profit by $17.0 million, (ii) an increase in current tax expense by $5.1 million, (iii) a decrease in deferred tax credit by $3.0 million, (iv) an increase in share-based compensation expense by $2.6 million, (v) an increase in allowance for doubtful debts by $1.2 million, (vi) an increase in depreciation and amortization expense by $0.8 million, and (vii) a decrease in unrealized hedging gain by $0.5 million.

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

Cash Flows from Investing Activities

Net cash used in investing activities decreased to $30.1 million for fiscal 2016 from $40.2 million for fiscal 2015. Investing activities in fiscal 2016 and fiscal 2015 consisted of the following: (i) net amount invested in purchase of marketable securities in fiscal 2016 of $29.6 million as compared to a net purchase of marketable securities of $78.4 million in fiscal 2015, (ii) proceeds received from maturity of fixed deposits was $8.8 million in fiscal 2016 as compared to an inflow of $Nil in fiscal 2015 from maturity of fixed deposits, (iii) investment in fixed deposits of $14.8 million in fiscal 2016 as compared to $9.6 million investments in fixed deposits in fiscal 2015, (iv) amount received from sale of FMPs was $30.1 million in fiscal 2016 as compared to an inflow of $ 66.1 million from sale of FMPs, (v) capital expenditure of $27.5 million incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers, for fiscal 2016, as compared to capital expenditure of $23.0 million in fiscal 2015, (vi) an amount of $2.6 million paid towards our Telkom business combination in fiscal 2016 as compared to $0.3 million paid towards acquisitions of certain assets and the related workforce from iSoftStone in fiscal 2015, and (vii) dividend received in fiscal 2016 increased to $5.0 million from $4.4 million in fiscal 2015.

Net cash used in investing activities decreased to $40.2 million for fiscal 2015 from $50.9 million for fiscal 2014. Investing activities in fiscal 2015 and fiscal 2014 consisted of the following: (i) net amount invested in marketable securities in fiscal 2015 of $78.4 million as compared to a net sale of marketable securities of $23.6 million in fiscal 2014, (ii) proceeds received from sale of fixed maturity plans was $66.1 million in fiscal 2015 as compared to an outflow towards purchase of fixed maturity plans of $50.5 million in fiscal 2014, (iii) investment in fixed deposits of $9.6 million in fiscal 2015 as compared to nil fixed deposits investments in fiscal 2014, (iv) an amount of $0.3 million paid towards acquisitions of certain assets and the related workforce from iSoftStone in fiscal 2015 as compared to $7.6 million in on account of payment towards the settlement of the second and final installment of the purchase consideration of the Fusion acquisition in fiscal 2014, (v) the capital expenditures of $23.0 million incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers, for fiscal 2015, which represented an increase of $3.4 million as compared to fiscal 2014, and (vi) dividend received in fiscal 2015 increased to $4.4 million from $3.1 million in fiscal 2014.

Cash Flows from Financing Activities

Net cash used in financing activities was $55.2 million in fiscal 2016, as compared to $54.9 million in fiscal 2015. Financing activities primarily consisted of (i) $30.5 million for share repurchase in fiscal 2016 as compared to $Nil in fiscal 2015, (ii) repayments of short term debt by WNS Global Services India Private Limited of $12.0 million and by WNS UK of $1.1 million in fiscal 2016 as compared to repayments of short term debt by WNS Global Services India Private Limited of $39.2 million and by WNS UK of $4.3 million in fiscal 2015, (iii) repayment of long term debt by WNS Global Services India Private Limited of $7.0 million and by WNS UK of $6.2 million in fiscal 2016 as compared to repayment of long term debt by WNS UK of $12.0 million and by WNS Global Services India Private Limited of $ Nil in fiscal 2015, and (iv) proceeds from exercise of employee stock options of $1.3 million in fiscal 2016 as compared to $0.5 million in fiscal 2015.

Net cash used in financing activities was $54.9 million for fiscal 2015, as compared to $14.9 million for fiscal 2014. Financing activities primarily consisted of (i) repayments of long term debt taken by WNS UK of $12.0 million in fiscal 2015 as compared to repayments of long term debt taken by WNS Global Services India Private Limited of $8.5 million, by WNS UK of $7.3 million and by WNS Global Services Philippines Inc. of $1.1 million in fiscal 2014, and (ii) repayment of short term debt taken by WNS Global Services India Private Limited of $39.2 million and by WNS UK of $4.3 million in fiscal 2015 as compared to a short term debt taken by WNS Global Services India Private Limited of $7.2 million, partially offset by short term debt repaid by WNS UK of $5.6 million in fiscal 2014.

Share Repurchases

In March 2016, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury stock.

In March 2015, our shareholders authorized a share repurchase program for the repurchase of up to 1.1 million of our ADSs at a price range of $10 to $30 per ADS, in the open market from time to time for 12 months from April 1, 2015. In fiscal 2016, we purchased 1.1 million ADSs in the open market at the average price per ADS of $27.65 for a total consideration of $30.5 million (including transaction costs). The shares underlying these purchased ADSs have been accounted for as treasury stock, at cost. These share repurchases were funded with cash on hand.

New Accounting Pronouncements Not Yet Adopted by our Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2016 or later periods. Those which are considered to be relevant to our operations are set out below.

i.	In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

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

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;

•	determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and

•	determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted.

We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

ii.	In July 2014, the IASB finalized and issued IFRS 9 – “Financial Instruments” (“IFRS 9”). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon former’s effective date.

Key requirements of IFRS 9:

i.	Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (‘FVTPL’)

•	fair value through other comprehensive income (‘FVTOCI’)

•	amortized cost

ii.	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

iii.	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

iv.	Introduces new impairment model, under which the “expected” credit loss is required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

v.	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

(1)	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

(2)	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

We are currently evaluating the impact of this new standard on our consolidated financial statements.

iii.	In January 2016, the IASB has issued IFRS 16 “Leases” (“IFRS 16”). Key changes in IFRS 16 include:

•	eliminates the requirement to classify a lease as either operating or finance lease in the books of lessee.

•	introduces a single lessee accounting model, which requires lessee to recognize assets and liabilities for all leases, initially measured at the present value of unavoidable future lease payment. Entity may elect not to apply this accounting requirement to short term leases and leases for which underlying asset is of low value.

•	replaces the straight-line operating lease expense model with a depreciation charge for the lease asset (included within operating costs) and an interest expense on the lease liability (included within finance costs).

•	requires lessee to classify cash payments for principal and interest portion of lease arrangement within financing activities and financing/operating activities respectively in the cash flow statements.

•	requires entities to determine whether a contract conveys the right to control the use of an identified asset for a period of time to assess whether that contract is, or contains, a lease.

IFRS 16 replaces IAS 17, “Leases” and related interpretations viz. IFRIC 4, “Determining whether an Arrangement contains a Lease”; SIC-15, “Operating Leases—Incentives”; and SIC-27, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17, “Leases”. Disclosures, however, have been enhanced.

IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019. Early application is permitted for entities that apply IFRS 15, “Revenue from Contracts with Customers” at or before the date of initial application of IFRS 16.

A lessee shall apply IFRS 16 either retrospectively to each prior reporting period presented or record a cumulative effect of initial application of IFRS 16 as an adjustment to opening balance of equity at the date of initial application.

We are currently evaluating the impact of this new standard on our consolidated financial statements.

iv.	In January 2016, the IASB issued amendments to IAS 12 – “Income Taxes” to clarify the following:

•	the carrying value of an asset does not limit the estimation of probable future taxable profits.

•	estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	an entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

We expect the adoption of these amendments will have no impact on our consolidated financial statements.

v.	In January 2016, the IASB issued amendments in IAS 7- Statement of Cash Flows to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

•	changes from financing cash flows;

•	changes arising from obtaining and losing control of subsidiaries or other businesses;

•	the effect of changes of foreign exchange rates;

•	changes in fair value; and

•	other changes

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not present comparative information when they first apply the amendments.

We are currently evaluating the effect of this amendment on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at March 31, 2016) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon(1)(2)	62	Non-Executive Chairman
Albert Aboody(3)	68	Director
Anthony A. Greener(1)(4)	75	Director
Gareth Williams(5)	63	Director
John Freeland(6)	62	Director
Keshav R. Murugesh	52	Director and Group Chief Executive Officer
Michael Menezes(6)	63	Director
Renu S. Karnad(1)(2)	63	Director
Francoise Gri(6)(7)	58	Director
Executive Officers
Keshav R. Murugesh	52	Group Chief Executive Officer
Sanjay Puria	42	Group Chief Financial Officer
Ronald Gillette	59	Chief Operating Officer
Swaminathan Rajamani	39	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Audit Committee.
(4)	Chairman of our Nominating and Corporate Governance Committee.
(5)	Chairman of our Compensation Committee.
(6)	Member of our Audit Committee.
(7)	Appointed as a director of our company with effect from May 6, 2015.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. In January, 2014 he was appointed as the Non-Executive Chairman of the Board. He is currently a member of the Board of Directors and Chairman of the Audit and Finance Committees of Williams-Sonoma, Inc. During his career, he has served as a member of the Board of Wonga Group Limited, from 2013 to 2015, NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. He has also held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President - Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in economics.

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

Sir Anthony A. Greener was appointed to our Board of Directors in June 2007. He was the Deputy Chairman of British Telecom from 2001 to 2006 and Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Greener was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Greener is presently Chairman of the St Giles Trust (since 2009), and the Minton Trust (since 2007). He is a Director of Williams-Sonoma Inc. (since 2007), and United Church Schools which is now known as United Learning (since 2005). He was a Director of Robert Mondavi from 2000 to 2005. Sir Greener was honored with a knighthood in 1999 for his services to the beverage industry and is also a Fellow Member of the Chartered Institute of Management Accountants.

Gareth Williams was appointed to our Board of Directors in January 2014. Currently Mr. Williams serves as the Non-Executive Director of YSC and as an independent director of SAGA plc. He also served as the advisor to the CEO of Diageo plc till June, 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University.

John Freeland was appointed to our Board of Directors in September 2014. Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc. He is also the founder of JF Fitness of North America. He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the CEO of Symphony Information Resources, Inc. (IRI) from October 2007 to May, 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President - Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration degree from Columbia University.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company, and its subsidiaries. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He is the chairman of the Business Process Management (BPM) Council of NASSCOM since 2013 and a nominated member of the NASSCOM Executive Council. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as the advisor to Fairfax India and also as an Executive-in-Residence to the MBA students at Ryerson University in Toronto on a voluntary basis. He has also set up a sole proprietor business, Acumentor Inc. which is engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada. He was also CFO, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as CEO and CFO in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the CFO for ONIC (Holding), CEO of ITC Agro Tech Ltd., India, apart from holding various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and is qualified as a Member of the Institute of Chartered Accountants of India.

Renu S. Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad had joined Housing Development Finance Corporation Limited (HDFC Ltd) in 1978 and is currently serving as the Managing Director of HDFC Limited. She is also a director on several other Boards, including BOSCH Limited, Gruh Finance Limited, HDFC Bank Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, Indraprastha Medical Corporation Limited, Feedback Infrastructure Services Private Limited, Lafarge India Private Limited, EIH Limited, HIREF International LLC, ABB Limited, H T Parekh Foundation, HIREF International Fund II Pte Limited, HIREF International Fund Pte Limited and HDFC Plc. Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as CEO of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President - France, and then for all of Southern Europe, at Manpower, Inc., workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in the role of President and Country GM for IBM France. She is a member of the Board of Directors at Credit Agricole and Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance function. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 17 years of experience, out of which over 13 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group CFO. Prior to joining WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing & commercials and implementation of LEAN initiatives. Mr. Puria is a Chartered Accountant (CA) from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant (CPA) examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Ronald Gillette is our Chief Operating Officer and is responsible for WNS’s global sales, operations and capability creation. Based in Mumbai, he drives WNS’s strategic plans and operating results. Prior to joining WNS, Mr. Gillette worked with Xerox in the US and Europe. Most recently, he was the Group President, Xerox Business Services in Europe with responsibility for all Financial Services and Insurance clients, and previously led its global Finance and Accounting Outsourcing (FAO) business. Before joining Xerox Services, Gillette was a senior partner at Accenture, responsible for growing its BPM business. He has also worked with Deloitte Consulting, Ernst & Young and EDS in various leadership roles with a focus on building outsourcing businesses. He has a Bachelor of Science degree from the United States Military Academy, at West Point. He holds a Master’s in Business Administration degree from Marymount University in Arlington, Virginia. The business address of Mr. Gillette is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s Human Resources function, and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. Swaminathan has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

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

We believe that the executive officers of our Company should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For further details see “Part I – Item 6E Share Ownership – Share Ownership Guidelines”.

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

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•	Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income, or ANI, which is calculated as our profit excluding amortization of intangible assets and share-based compensation) and other measures, such as operating margin are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

•	Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

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

Benchmarking and Use of Compensation Consultant for Fiscal 2016

During fiscal 2016, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our executive officers in fiscal 2016 included the following:

•	Genpact Limited;

•	EXL Service Holdings Inc.;

•	First Source Solutions Limited;

•	Cap Gemini;

•	Infosys (BPO);

•	Mphasis Limited;

•	Syntel;

•	Wipro Technologies (BPO);

•	Steria; and

•	Tata Consultancy Services (BPO).

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2016.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2016 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2016” below.

Executive Compensation for Fiscal 2016

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2016 (excluding grants of RSUs which are described below).

Name	Base Salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$575,985	$55,915	$1,381,249	$2,013,149
Sanjay Puria	$218,041	$11,818	$350,486	$580,345
Ronald Gillette	$377,650	$20,349	$698,176	$1,096,175
Swaminathan Rajamani	$179,251	$9,782	$203,928	$392,961
Total	$1,350,927	$97,864	$2,633,839	$4,082,630

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites”.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2016 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following changes to the base salary from the prior year’s level:

•	Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $674,983 from $613,621 in fiscal 2016. The salary revision was effective February 19, 2016.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $229,034 from $194,097 in fiscal 2016. The salary revision was effective April 1, 2015.

•	Mr. Ronald Gillette’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $396,691 from $385,137 in fiscal 2016. The salary revision was effective April 1, 2015.

•	Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $188,289 from $171,172 in fiscal 2016. The salary revision was effective April 1, 2015.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI. Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI, operating margin and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2016 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for the fiscal year 2016. Each of our executive officers’ variable incentive packages for fiscal 2016 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, for 2016 at $843,729 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI, and individual performance objectives. Mr. Murugesh earned 215.8% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2016 at $160,324 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI, and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 218.6% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Gillette’s target variable incentive for 2016 at $396,691 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Gillette’s performance objectives the achievement of targets for revenue less repair payments (non-GAAP), ANI and operating margins for our various vertical business units, and individual performance objectives. Based on actual performance against these various objectives, Mr. Gillette earned 176.0% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2016 at $94,145 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI, and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 216.6% of his variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2016, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of a certain level of share price appreciation.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers:

Name	Date of Grant	Total RSUs Granted for Fiscal 2016	Grant Date Fair Value ($) (1)		Expiration Date
Keshav R. Murugesh	22-Apr-15	212,540	24.44		21-Apr-25
	22-Apr-15	59,039	6.37	(2)	21-Apr-25
Sanjay Puria	22-Apr-15	25,800	24.44		21-Apr-25
Ronald Gillette	22-Apr-15	41,400	24.44		21-Apr-25
Swaminathan Rajamani	22-Apr-15	18,600	24.44		21-Apr-25

Note:

(1)	The amounts shown under this column reflect the dollar amount of the grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.
(2)	These RSUs have been granted based on market price of the Company’s shares achieving a specified target over a period of time. The fair value of these market-based share awards has been determined using Monte-Carlo simulation.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to executive officers in fiscal 2016 are summarized below:

Name	Provident Fund	Insurance Benefits	Club Membership	Total
Keshav R. Murugesh	$44,689	$1,951	$9,275	$55,915
Sanjay Puria	$10,994	$824	$—	$11,818
Ronald Gillette	$19,041	$1,308	$—	$20,349
Swaminathan Rajamani	$9,038	$744	$—	$9,782

Total	$83,762	$4,827	$9,275	$97,864

Non-executive Director Compensation for Fiscal 2016

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2016 (excluding grants of RSUs which are described below):

Name	Retainer Fees	Retainer fees for Non-executive Chairman		Total
Adrian T. Dillon	—	$160,000	(1)	$160,000
Jeremy Young(2)	$31,284	—		$31,284
Anthony A. Greener	$63,000	$10,000	(3)	$73,000
Albert Aboody	$63,000	$30,000	(4)	$93,000
Renu S. Karnad	$63,000	—		$63,000
Gareth Williams	$63,000	$20,000	(5)	$83,000
Michael Menezes	$63,000	—		$63,000
John Freeland	$63,000	—		$63000
Francoise Gri(6)	$56,916	—		$56,916

Total	$466,200	$220,000		$686,200

Notes:

(1)	Fee paid to Mr. Adrian T. Dillon for serving as chairman of our Board of Directors in fiscal 2016.
(2)	Mr. Jeremy Young retired as a director of our company with effect from September 28, 2015.
(3)	Fee paid to Sir Anthony Greener for serving as chairman of our Nominating and Corporate Governance Committee in fiscal 2016.
(4)	Fee paid to Mr. Albert Aboody for serving as chairman of our Audit Committee in fiscal 2016.
(5)	Fee paid to Mr. Gareth Williams for serving as chairman of our Compensation Committee in fiscal 2016.
(6)	Ms. Francoise Gri was appointed as a director of our company with effect from May 6, 2015.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2016. No options were granted in fiscal 2016.

Name	Date of Grant	Total RSUs Granted for Fiscal 2016	Grant Date Fair Value ($)(1)	Expiration Date
Adrian T. Dillon	15-Jul-15	8,972	$26.75	14-Jul-25
Jeremy Young(2)	15-Jul-15	3,533	$26.75	14-Jul-25
John Freeland	15-Jul-15	3,533	$26.75	14-Jul-25
Anthony A. Greener	15-Jul-15	3,533	$26.75	14-Jul-25
Albert Aboody	15-Jul-15	3,533	$26.75	14-Jul-25
Renu S. Karnad	15-Jul-15	3,533	$26.75	14-Jul-25
Gareth Williams	15-Jul-15	3,533	$26.75	14-Jul-25
Michael Menezes	15-Jul-15	3,533	$26.75	14-Jul-25
Francoise Gri(3)	15-Jul-15	7,905	$26.75	14-Jul-25

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.
(2)	Mr. Jeremy Young retired as a director of our company with effect from September 28, 2015.
(3)	Ms. Francoise Gri was appointed as a director of our company with effect from May 6, 2015.

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

Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which none of these ordinary shares remained outstanding as at March 31, 2016. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.

Third Amended and Restated 2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006, effective on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering.. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals. On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. On September 25, 2013, we adopted the Third Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 8.6 million shares/ADSs, subject to specified adjustments under the plan.

Shares Available for Awards. Subject to certain adjustments set forth in the Third Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the Third Amended and Restated 2006 Incentive Award Plan is equal to the sum of (x) 8,600,000 shares, (y) any shares that remain available for issuance under our 2002 Stock Incentive Plan (which was terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of our 2006 Incentive Award Plan. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Third Amended and Restated 2006 Incentive Award Plan.

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

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code.

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

Outstanding Awards. As at March 31, 2016, options or RSUs to purchase an aggregate of 3,612,644 ordinary shares were outstanding, out of which options or RSUs to purchase 1,210,408 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to March 13, 2026. The weighted average grant date fair value of RSUs granted during fiscal 2016, 2015 and 2014 were $25.16, $19.19 and $14.87 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2016, the total amount accrued by us to provide for pension, retirement or similar benefits was $10.0 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippines pesos per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.9 million, $5.8 million and $5.1 million in each of fiscal 2016, 2015 and 2014, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $15,093 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $0.9 million, $0.9 million and $1.2 million in fiscal 2016, 2015 and 2014, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Compensated Absence

Our liability for compensated absences, which are expected to be utilized or settled within one year, is determined on an accrual basis for the carried forward unused vacation balances standing to the credit of each employee as at year-end and is charged to income in the year in which they accrue.

Our liability for compensated absences, which are expected to be utilized after one year is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Dillon, Aboody, Williams, Freeland and Menezes, Mrs. Karnad, Ms. Gri and Sir Greener satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2017;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2018; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2019.

Our directors for fiscal 2016 are classified as follows:

•	Class I: Sir Anthony A. Greener, Mr. Gareth Williams and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Albert Aboody and Mr. Michael Menezes; and

•	Class III: Ms. Francoise Gri, Mr. John Freeland and Mrs. Renu S. Karnad.

The appointments of Sir Greener, Mr. Williams and Mr. Dillon will expire at the next annual general meeting, which we expect to hold in September 2016. Mr. Williams and Mr. Dillon have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting. Sir Greener has decided not to stand for re-election and hence his term of directorship will expire at the next annual general meeting, we are currently in the process of identifying a new director candidate.

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

Our Board of Directors held five meetings in fiscal 2016.

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

Audit Committee

The Audit Committee comprises four directors: Messrs. Albert Aboody (Chairman), Michael Menezes, John Freeland and Francoise Gri. Each of Messrs. Aboody, Menezes, Freeland and Ms. Gri satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 as amended, or the Exchange Act, and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee held four meetings in fiscal 2016.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman), Adrian T. Dillon, Mrs. Renu S. Karnad and Sir Anthony A. Greener. Each of Messrs. Williams and Dillon, Mrs. Karnad and Sir Greener satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2002 Stock Incentive Plan and the Third Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held five meetings in fiscal 2016.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises three directors: Sir Anthony A. Greener (Chairman), Mr. Adrian T. Dillon and Mrs. Renu S. Karnad. Each of Sir Greener, Mr. Dillon, and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

The Nominating and Corporate Governance Committee held four meetings in fiscal 2016.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2016.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2016. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2016 are based on an aggregate of 52,406,304 ordinary shares (including 1,100,000 treasury shares) outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	38,877	0.074
Albert Aboody	17,918	0.034
Anthony A. Greener(2)	53,628	0.103
Gareth Williams	2,881	0.006
John Freeland	1,247	0.002
Keshav R. Murugesh	363,837	0.694
Michael Menezes	2,881	0.006
Renu S. Karnad	12,335	0.024
Francoise Gri(3)	—	—
Executive Officers
Sanjay Puria	29,124	0.056
Ronald Gillette	35,700	0.068
Swaminathan Rajamani	22,524	0.043
All our directors and executive officers as a group (12 persons as of March 31, 2016)	580,952	1.108

Notes:

(1)	Of the 38,877 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 53,628 shares beneficially owned by Sir Anthony Greener, 37,628 shares are held in trust.
(3)	Ms. Gri was appointed as a director of our company with effect from May 6, 2015.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at March 31, 2016:

	Options Summary						RSU Summary
Name	Number of shares underlying unexercised but vested options		Exercise price	Number of shares underlying unexercised options that will vest in next 60 days from March 31, 2016	Number of shares underlying options that have not vested	Exercise price	Number of shares underlying RSUs held that have vested but unexercised	Number of shares underlying RSUs that will vest in next 60 days from March 31, 2016	Vesting Dates	Number of shares underlying RSUs held that have not vested
Directors
Adrian T. Dillon	—		—	—	—	—	—	—	—	21,187
Albert Aboody	—		—	—	—	—	—	—	—	9,271
Anthony A. Greener	14,000	(1)	$28.48	—	—	—	—	—	—	8,168
	2,000	(2)	$22.98	—	—	—	—	—	—	—
Françoise Gri	—		—	—	—	—	—	—	—	7,905
Gareth Williams	—		—	—	—	—	—	—	—	9,393
John Freeland	—		—	—	—	—	—	—	—	8,521
Michael Menezes	—		—	—	—	—	—	—	—	9,393
Renu S. Karnad	—		—	—	—	—	—	—	—	8,168
Executive Officers
Keshav R. Murugesh	—		—	—	—	—	94,766	191,317	16-Apr-16	476,031
								42,331	29-Apr-16
								35,423	22-Apr-16
Sanjay Puria	—		—	—	—	—	8,334	11,490	16-Apr-16	53,500
								5,000	29-Apr-16
								4,300	22-Apr-16
Ronald Gillette	—		—	—	—	—	24,400	4,400	29-Apr-16	92,100
								6,900	22-Apr-16
Swaminathan Rajamani	—		—	—	—	—	504	15,320	16-Apr-16	29,900
								3,600	29-Apr-16
								3,100	22-Apr-16

Notes:

(1)	The expiration date of these options is June 14, 2017.
(2)	The expiration date of these options is August 7, 2017.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2016 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 52,406,304 ordinary shares (including 1,100,000 treasury shares) outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	11,044,137	21.07%
Nalanda India Fund Limited (3)	5,211,410	9.94%
FMR LLC(4)	4,928,373	9.40%
Columbia Wanger Asset Management, LLC(5)	4,471,044	8.53%

Notes:

(1)	Based on an aggregate of 52,406,304 ordinary shares (including 1,100,000 treasury shares) outstanding as at March 31, 2016.
(2)	Information is based on Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 12, 2016 by (i) Waddell & Reed Financial, Inc., or WRF, a publicly traded company; (ii) Waddell & Reed Financial Services, Inc., or WRFSI, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a broker-dealer and underwriting subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company, or WRIMCO, an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WRF. IICO and WRIMCO are investment advisors or sub-advisors to one or more open-end investment companies or other managed accounts which are beneficial owners of our ordinary shares. According to this Amendment No. 5, the investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Exchange Act. WRF, WRFSI, WRI, WRIMCO and IICO are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to WRIMCO and IICO.
(3)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.
(4)	Information is based on Amendment No. 11 to a report on Schedule 13G jointly filed with the Commission on February 12, 2016 by FMR LLC and Abigail P. Johnson. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. According to this Amendment No. 11, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act of 1940, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.
(5)	Information is based on Amendment No. 7 to a report on Schedule 13G filed with the Commission on February 11, 2015 by Columbia Wanger Asset Management LLC.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	WRF, WRFSI, WRI, WRIMCO and IICO jointly reported their percentage ownership of our ordinary shares to be 15.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 7, 2014, 20.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 and 4 to a report on Schedule 13G filed with the Commission on December 10, 2014 and February 13, 2015, respectively, and 21.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 12, 2016.

•	FMR LLC reported its percentage ownership of our ordinary shares to be 14.8% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 9 to a report on Schedule 13G jointly filed with the Commission on February 14, 2014, 14.081% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G jointly filed with the Commission on February 13, 2015, and 9.425% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 11 to a report on Schedule 13G jointly filed with the Commission on February 12, 2016.

•	Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 9.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G filed with the Commission on February 6, 2014 and 8.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G filed with the Commission on February 11, 2015.

•	TimesSquare Capital Management, LLC reported its percentage ownership of our ordinary shares to be 8.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on February 10, 2014, 6.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 11, 2015, and 3.8% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 to a report on Schedule 13G filed with the Commission on February 10, 2016.

•	William Blair & Company, LLC reported its percentage ownership of our ordinary shares to be 8.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 6, 2014, 6.20% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on February 4, 2015 and 0.26% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 to a report on Schedule 13G filed with the Commission on February 12, 2016.

•	Wellington Management Group LLP reported its percentage ownership of our ordinary shares to be 5.30% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 11, 2015 and 3.81% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on February 11, 2016.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2016, 20,501,869 of our ordinary shares, representing 46.94% of our outstanding ordinary shares, were held by a total of 21 holders of record with addresses in the US. As at the same date, 52,182,911 of our ADSs (representing 52,182,911 ordinary shares), representing 99.57% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act, that were either material to us or the related party, or otherwise unusual or outside the ordinary course of business.

During fiscal 2015, Mr. Gareth Williams was appointed as a director of SAGA Plc. who is our client. During fiscal 2016, we earned a net revenue of $5,994 from this client.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2012 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,798.2 million ($42.2 million based on the exchange rate on March 31, 2016) in additional taxes, including interest of 1,029.7 million ($15.5 million based on the exchange rate on March 31, 2016).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)			Interest on amount demanded
	( and US dollars in millions)
WNS Global	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global	Fiscal 2005	27.4	$(0.4	)(1)	8.6	$(0.1	)(1)
WNS Global	Fiscal 2006	527.1	$(8.0	)(1)	194.9	$(2.9	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.0	)(1)	24.1	$(0.3	)(1)
WNS Global	Fiscal 2007	98.7	$(1.5	)(1)	31.9	$(0.5	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	34.3	$(0.5	)(1)	10.8	$(0.2	)(1)
WNS Global	Fiscal 2008	819.6	$(12.3	)(1)	344.1	$(5.1	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	28.0	$(0.4	)(1)	8.9	$(0.1	)(1)
WNS Global	Fiscal 2009	973.9	$(14.7	)(1)	336.9	$(5.0	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	21.1	$(0.3	)(1)	4.1	$(0.1	)(1)
WNS Global	Fiscal 2010	60.2	$(0.9	)(1)	23.5	$(0.4	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2010	1.8	$(0.1	)(1)	0.4	$(0.1	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2011	9.7	$(0.1	)(1)	3.2	$(0.1	)(1)
WNS Global	Fiscal 2012	116.0	$(1.8	)(1)	35.2	$(0.5	)(1)
Total		2,798.2	$(42.2	)(1)	1,029.7	$(15.5	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2016.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2016, we have provided a tax reserve of 907.0 million ($13.7 million based on the exchange rate on March 31, 2016) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,845.7 million ($42.9 million based on the exchange rate on March 31, 2016) in additional taxes, including interest of 879.3 million ($13.3 million based on the exchange rate on March 31, 2016). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2016, corporate tax returns for fiscal years 2013 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.3 million based on the exchange rate on March 31, 2016) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2016 was 52,406,304 (including 1,100,000 treasury shares). As at March 31, 2016, there were 52,182,911 ADSs outstanding (representing 52,182,911 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2012	$13.05	$7.82
2013	$15.01	$9.07
2014	$22.61	$13.37
2015	$25.97	$17.11
2016	$34.36	$23.28
Fiscal Quarter:
2015
First quarter	$19.72	$17.11
Second quarter	$23.01	$17.82
Third quarter	$22.92	$19.33
Fourth quarter	$25.97	$19.36
2016
First quarter	$27.99	$23.28
Second quarter	$31.50	$26.11
Third quarter	$34.36	$27.94
Fourth quarter	$31.03	$25.09
Month:
November 2015	$34.36	$30.01
December 2015	$31.83	$29.23
January 2016	$30.84	$26.01
February 2016	$30.21	$25.01
March 2016	$31.03	$28.38
April 2016	$28.79	$26.50

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

Share Capital

As at March 31, 2016, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2016, 2015 and 2014, we had 52,406,634, 51,950,662 and 51,347,538 ordinary shares outstanding, respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from the issuance of ordinary shares pursuant to our two share-based incentive plans, our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan (as amended and restated). On September 13, 2011, we adopted the second amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,200,000 ordinary shares/ADSs to a total of 6,200,000 ordinary shares/ADSs. On September 25, 2013, we adopted the third amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,400,000 ordinary shares/ADSs to a total of 8,600,000 ordinary shares/ADSs. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

(1) Master Services Agreement dated July 11, 2008 between Aviva Global Services (Management Services) Private Limited and WNS Capital Investment Limited (“2008 Aviva master services agreement”), (2) Variation Agreement dated August 3, 2009 to the 2008 Aviva master services agreement, (3) Novation and Agreement of Amendment dated March 24, 2011 among Aviva Global Services (Management Services) Private Limited, WNS Capital Investment Limited and WNS Global Services Private Limited, and (4) 2014 Amendment and Restatement Agreement dated September 5, 2014

On July 11, 2008, WNS Capital Investment Limited had entered into the Aviva master services agreement with Aviva MS, pursuant to which Aviva MS agrees to appoint us as service provider and prime contractor to supply certain BPM services to the Aviva group for an initial term of eight years and four months. Under the agreement, Aviva MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full-time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. We replaced the 2008 Aviva master services agreement in its entirety with the Aviva master services agreement, by entering into an amendment and restatement agreement in September 2014 in the ordinary course of business. See “Item 5. Operating and Financial Review and Prospects — Our Contracts — Revenue by Contract Type.”

(5) Employment Agreement dated February 1, 2010 between Keshav R. Murugesh and WNS Global Services Private Limited.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2012	50.89	47.81	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016	66.25	65.39	68.84	61.99
2017 (until May 6, 2016)	66.52	66.44	66.70	66.05

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
October 2015	65.57	64.70
November 2015	66.86	65.46
December 2015	67.10	66.00
January 2016	68.08	66.49
February 2016	68.84	67.57
March 2016	67.75	66.25
April 2016	66.70	66.05
May 2016 (until May 6, 2016)	66.63	66.36

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2012	£0.63	£0.63	£0.65	£0.60
2013	0.66	0.63	0.67	0.61
2014	0.60	0.63	0.67	0.60
2015	0.67	0.62	0.68	0.58
2016	0.70	0.66	0.72	0.63
2017 (until May 6, 2016)	0.69	0.70	0.71	0.68

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
October 2015	£0.66	£0.65
November 2015	0.66	0.65
December 2015	0.68	0.66
January 2016	0.71	0.68
February 2016	0.72	0.69
March 2016	0.72	0.69
April 2016	0.71	0.68
May 2016 (until May 6, 2016)	0.69	0.68

E. Taxation

Jersey Tax Consequences

General

Jersey tax considerations

The following summary of the anticipated treatment of the company and holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this annual report. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Holders of our ordinary shares (or ADSs) should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of ordinary shares (or ADSs) under the laws of the jurisdictions in which they may be liable to taxation. Shareholders (and holders of ADSs) should be aware that tax laws, rules and practice and their interpretation may change.

Taxation of the company

Jersey taxation legislation provides that the general basic rate of income tax on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey will be 0% and that only a limited number of financial services companies shall be subject to income tax at a rate of 10%.

Under the Income Tax (Jersey) Law 1961, we are regarded as tax resident in Jersey but, not being a financial services company for the purposes of Jersey taxation legislation, are subject to the general basic rate of income tax on profits of 0%.

If the company derives any income from the ownership, disposal or exploitation of land in Jersey or the importation into Jersey or supplying in Jersey of hydrocarbon oil, such income will be subject to Jersey income tax at the rate of 20%. It is not expected that the company will derive any such income.

A 5% goods and services tax is generally paid in Jersey on the sale or exchange of goods and services in Jersey. All businesses with a 12-month taxable turnover in excess of £300,000 must, by Jersey law, register for this tax unless they are an international services entity, or ISE. For so long as the company is an ISE within the meaning of the Goods and Services (Jersey) Law 2007, having satisfied the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended, a supply of goods or services made by or to the company shall not be a taxable supply for the purposes of Jersey law.

Taxation of holders of ordinary shares and ADSs

The company will be entitled to pay dividends to holders of ordinary shares and ADSs without any withholding or deduction for, or on account of, Jersey tax. The holders of ordinary shares and ADSs (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares or ADSs.

Foreign Account Tax Compliance Act (FATCA)

FATCA was enacted by the United States Congress in March 2010 and came into effect in 2014 (albeit with staggered implementation dates). FATCA requires Financial Institutions, or FIs, to use enhanced due diligence procedures to identify US persons who have invested in either non-US financial accounts or non-US entities. Pursuant to FATCA, certain payments of (or attributable to) US-source income, and the proceeds of sales of property that give rise to US-source payments made to the company, would be subject to 30% withholding tax unless the company agrees to adopt certain reporting and withholding requirements. Although we will use reasonable efforts to avoid the imposition of such withholding tax, no assurance can be given that we will be able to do so.

On December 13, 2013 the Chief Minister of Jersey signed the US-Jersey Intergovernmental Agreement, or IGA, which imposes certain due diligence and reporting requirements on Jersey FIs. Where applicable information regarding shareholders, their ultimate beneficial owners and/or controlling persons, and their investment in and returns from the company, may need to be reported to the local States of Jersey tax authority. As Jersey has implemented FATCA under a Model 1 IGA, no withholding tax, such as that outlined under the US Regulations applies.

Following the US implementation of FATCA, the UK introduced their own information reporting regime with certain Crown Dependencies and Overseas Territories such as Jersey. On October 22, 2013 the Chief Minister of Jersey signed the UK-Jersey IGA. The application of this UK FATCA regime is similar to US FATCA except that it imposes disclosure requirements in respect of certain shareholders who are, or are entities that are controlled by one or more, residents of the UK.

Both the US and UK FATCA IGAs are implemented through Jersey’s domestic legislation, in accordance with guidance notes which are published in draft form and updated on a regular basis. The first reporting deadline under the US FATCA IGA was June 30, 2015 and that under the UK FATCA IGA is June 30, 2016. Reporting is due annually thereafter with UK FATCA merging fully into Common Reporting Standard, or CRS, over the coming years.

Common Reporting Standard (CRS)

On February 13, 2014, the Organisation for Economic Co-operation and Development, or OECD, released the CRS. This global standard for the automatic exchange of financial account information was modelled largely on the US FATCA regime but with some notable differences. On October 29, 2014, fifty-one jurisdictions signed the Multilateral Agreement that activates this automatic exchange of FATCA-like information in line with the CRS. There are now in excess of 90 jurisdictions signed up for implementation. Pursuant to the Multilateral Agreement, certain disclosure requirements may be imposed in respect of certain shareholders who are, or are entities that are controlled by one or more, residents of any of the signatory jurisdictions. It is expected that, where applicable, information that would need to be disclosed will include certain information about shareholders, their ultimate beneficial owners and/or controllers, and their investment in and returns from the company. Both Jersey and the UK have signed up to the Multilateral Agreement. To date the US has shown no intent to participate in the regime. Implementation for early adopters (including Jersey) began on January 1, 2016, with jurisdictions pledging to work towards the first information exchanges taking place by September 2017. Others are expected to follow with information exchange starting in 2018.

Jersey has released domestic CRS regulations as well as CRS guidance notes which are again in draft form. The first reporting under CRS in Jersey will be required by June 30, 2017.

Stamp duty

No stamp duty is payable in Jersey on the issue or inter vivos transfer of ordinary shares or ADSs.

Upon the death of a holder of ordinary shares or ADSs, a grant of probate or letters of administration will be required to transfer ordinary shares or ADSs of the deceased person to the extent that the ordinary shares or ADSs are considered moveable estate situated in Jersey, except that, where the deceased person was domiciled outside of Jersey at the time of death, the company may (at its discretion) dispense with this requirement where the value of the deceased’s movable estate in Jersey does not exceed £10,000.

Upon the death of a holder of ordinary shares or ADSs (and to the extent that the ordinary shares or ADSs are considered movable estate situated in Jersey), Jersey probate stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

(A)	(where the deceased person was domiciled in Jersey at the time of death) the deceased person’s personal estate wherever situated (including any ordinary shares or ADSs to the extent that the ordinary shares or ADSs are considered movable estate situated in Jersey) if the net value of such personal estate exceeds £10,000; or

(B)	(if the deceased person was domiciled outside of Jersey at the time of death) the deceased person’s personal estate situated in Jersey (including any ordinary shares or ADSs to the extent that the ordinary shares or ADSs are considered movable estate situated in Jersey) if the net value of such personal estate exceeds £10,000.

The rate of probate stamp duty payable is:

(A)	(where the net value of the deceased person’s relevant personal estate does not exceed £100,000) 0.5% of the net value of the deceased person’s relevant personal estate;

(B)	(where the net value of the deceased person’s relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75% of the net value of the deceased person’s relevant personal estate which exceeds £100,000; or

(C)	(where the net value of the deceased person’s relevant personal estate exceeds £13,360,000) the sum of £100,000.

In addition, application and other fees may be payable. Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts, nor are there any other estate duties

US Federal Income Taxation

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

Additional Reporting Requirements

US individuals that own “specified foreign financial assets” with an aggregate value in excess of certain amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. Our ADSs or ordinary shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 49.1% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2016 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippines peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2016, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $26.0 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $22.9 million in fiscal 2016, and a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue by approximately $3.8 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $3.8 million in fiscal 2016. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2016 by approximately $23.1 million, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand in fiscal 2016 by approximately $5.2 million, and a 10% appreciation or depreciation in the Philippines peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippines peso in fiscal 2016 by approximately $2.7 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. Our operating entities hedge a part of their forecast revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes. As at March 31, 2016, we had no borrowing outstanding.

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2016, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2016, based on the criteria established in 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2016, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2016, has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2016 and our report dated May 12, 2016 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 12, 2016

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Albert Aboody (Chairman), John Freeland, Michael Menezes, and Ms. Francoise Gri. Each of Messrs. Aboody, Freeland, Menezes and Ms. Gri is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messrs. Aboody and Menezes each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2016. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton India LLP for the years ended March 31, 2016 and March 31, 2015.

	Fiscal
	2016	2015
Audit fees	$527,500	$482,300
Audit-related fees	28,959	47,634
Tax fees	32,000	32,400

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

Audit-related fees: This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications and out of pocket expenses.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During fiscal 2016, pursuant to a share repurchase plan adopted in March 2015, we repurchased 1.1 million ADSs in the open market at an average price per ADS of $27.65, for a total consideration of $30.5 million (including transaction costs). The shares underlying these purchased ADSs have been accounted as treasury stock, at cost. These shares repurchases were funded through cash on hand.

Period	Total number of ADSs purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum number of ADSs that may yet be purchased under the plans or programs
April 1 to April 30, 2015	—	—	—	1,100,000
May 1 to May 31, 2015	244,839	26.89	244,839	855,161
June 1 to June 30, 2015	525,161	26.74	525,161	330,000
July 1 to July 31, 2015	—	—	—	330,000
August 1 to August 31, 2015	330,000	29.65	330,000	0

Total	1,100,000	27.65	1,100,000	0

In March 2016, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Adrian T. Dillon and Gareth Williams, Mrs. Renu S. Karnad and Sir Anthony A. Greener are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee, except Mr. Williams, who serves only on the Compensation Committee. Messrs. Albert Aboody, Michael Menezes and John Freeland and Ms. Francoise Gri serve on our Audit Committee. Each of Messrs. Dillon, Freeland, Menezes, Williams and Aboody, Ms. Gri, Mrs. Karnad and Sir Greener satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2016 and 2015

•	Consolidated Statements of Income for the years ended March 31, 2016, 2015 and 2014

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2016, 2015 and 2014

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2016, 2015 and 2014

•	Consolidated Statements of Cash Flows for the years ended March 31, 2016, 2015 and 2014

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.2	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.3	WNS (Holdings) Limited 2002 Stock Incentive Plan — incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

4.4	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.5	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.6	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.7	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11th floors of Blocks A2 and A3 at World Tech Park— incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.8	Lease Deed commencing April 1, 2016 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park.**

4.9	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10.**

4.10	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5.**

4.11	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11.**

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm.**

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 12, 2016

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statements of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WNS (Holdings) Limited and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2016, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 12, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 12, 2016

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2016	March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	5	$41,854	$32,448
Investments	6	132,989	133,542
Trade receivables, net	7	54,911	55,768
Unbilled revenue		44,318	39,675
Funds held for clients		11,895	12,737
Derivative assets	13	13,890	24,152
Prepayments and other current assets	8	22,601	16,758

Total current assets		322,458	315,080
Non-current assets:
Goodwill	9	76,242	79,058
Intangible assets	10	27,117	43,274
Property and equipment	11	50,417	48,230
Derivative assets	13	4,847	5,715
Deferred tax assets	23	22,522	21,331
Other non-current assets	8	21,848	17,613

Total non-current assets		202,993	215,221

TOTAL ASSETS		$525,451	$530,301

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$19,862	$22,706
Provisions and accrued expenses	15	24,741	25,622
Derivative liabilities	13	3,259	1,784
Pension and other employee obligations	14	44,814	40,424
Short term line of credit	12	—	12,881
Current portion of long term debt	12	—	12,828
Deferred revenue	16	2,924	3,881
Current taxes payable		1,746	1,987
Other liabilities	17	5,985	5,931

Total current liabilities		103,331	128,044
Non-current liabilities:
Derivative liabilities	13	451	390
Pension and other employee obligations	14	6,899	6,069
Deferred revenue	16	256	402
Other non-current liabilities	17	4,536	4,017
Deferred tax liabilities	23	1,789	2,273

Total non-current liabilities		13,931	13,151

TOTAL LIABILITIES		$117,262	$141,195

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 52,406,304 and 51,950,662 shares each as at March 31, 2016 and March 31, 2015, respectively)	18	8,211	8,141
Share premium		306,874	286,805
Retained earnings		240,225	180,345
Other components of equity		(116,660)	(86,185)

Total shareholder’s equity, including shares held in treasury		438,650	389,106

Less: 1,100,000 shares as at March 31, 2016 and Nil shares as at March 31, 2015, held in treasury, at cost	18	(30,461)	—

Total shareholders’ equity		408,189	389,106

TOTAL LIABILITIES AND EQUITY		$525,451	$530,301

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2016	2015	2014
Revenue		$562,179	$533,893	$502,621
Cost of revenue	19	365,360	342,715	327,680

Gross profit		196,819	191,178	174,941
Operating expenses:
Selling and marketing expenses	19	30,844	31,073	35,235
General and administrative expenses	19	78,902	70,013	55,385
Foreign exchange loss/(gain), net		(10,969)	(4,551)	11,173
Amortization of intangible assets	10	25,198	24,192	23,789

Operating profit		72,844	70,451	49,359
Other income, net	21	(8,494)	(11,912)	(9,525)
Finance expense	20	278	1,332	2,948

Profit before income taxes		81,060	81,031	55,936
Provision for income taxes	23	21,180	22,417	14,289

Profit		$59,880	$58,614	$41,647

Earnings per share of ordinary share	24

Basic		$1.17	$1.14	$0.82

Diluted		$1.12	$1.10	$0.79

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2016	2015	2014
Profit		$59,880	$58,614	$41,647
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment		(130)	(380)	1,605
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)		446	33,176	(21,404)
Reclassification to profit/(loss)		(14,222)	(7,745)	12,935
Foreign currency translation		(20,828)	(21,588)	(19,885)
Income tax provision/(benefit) relating to above	23	4,259	(8,242)	2,052

		$(30,345)	$(4,399)	$(26,302)

Total other comprehensive loss, net of taxes		$(30,475)	$(4,779)	$(24,697)

Total comprehensive income		$29,405	$53,835	$16,950

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

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont’d)

(Amounts in thousands, except share and per share data)

					Other components of equity
			Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments			Total shareholders’ equity
	Share capital							Treasury shares
	Number	Par value						Number	Amount
Balance as at April 1, 2015	51,950,662	$8,141	$286,805	$180,345	$(103,529)	$15,445	$1,899	—	$—	$389,106
Shares issued for exercised options and RSUs	455,642	70	1,233	—	—	—	—	—	—	1,303
Purchase of treasury stock	—	—	—	—	—	—	—	1,100,000	(30,461)	(30,461)
Share-based compensation	—	—	17,919	—	—	—	—	—	—	17,919
Excess tax benefits relating to share-based options and RSUs	—	—	917	—	—	—	—	—	—	917
Transactions with owners	455,642	70	20,069	—	—	—	—	1,100,000	(30,461)	(10,322)
Profit	—	—	—	59,880	—	—	—	—	—	59,880
Other comprehensive income/(loss), net of taxes	—	—	—	—	(20,828)	(9,517)	(130)	—	—	(30,475)

Total comprehensive income/(loss) for the year	—	—	—	59,880	(20,828)	(9,517)	(130)	—	—	29,405

Balance as at March 31, 2016	52,406,304	8,211	$306,874	$240,225	$(124,357)	5,928	$1,769	1,100,000	(30,461)	$408,189

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended March 31,
	2016	2015	2014
Cash flows from operating activities:
Profit	$59,880	$58,614	$41,647
Adjustments to reconcile profit to net cash generated from operating activities:
Depreciation and amortization	40,633	38,579	37,749
Share-based compensation expense	17,919	9,499	6,935
Amortization of debt issue cost	13	81	113
Allowance for doubtful accounts	(774)	731	(449)
Unrealized exchange loss/(gain), net	3,997	(1,665)	12,831
Current tax expense	19,615	16,914	11,828
Interest expense	265	1,251	2,812
Interest on deferred consideration	—	—	23
Interest income	(1,197)	(389)	(349)
Dividend income	(5,039)	(4,396)	(3,131)
Unrealized gain on investments	(41)	(4,553)	(4,000)
Gain on sale of property and equipment	(100)	(587)	(28)
Deferred income taxes	1,565	5,503	2,461
Deferred rent	631	349	917
Excess tax benefit from share-based compensation expense	(229)	(99)	(106)
Unrealized loss/(gain) on derivative instruments	(1,219)	(3,148)	(3,697)
Others, net	98	55	56
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue	(5,725)	(7,874)	(4,085)
Other assets	(9,162)	1,144	(576)
Trade payables	(2,290)	(3,671)	(2,442)
Deferred revenue	(1,050)	(2,577)	(2,881)
Other liabilities	6,532	11,336	2,614
Cash generated from operating activities before interest and income taxes:	124,322	115,097	98,242
Income taxes paid	(22,472)	(18,685)	(14,251)
Interest paid	(215)	(1,328)	(2,957)
Interest received	1,232	454	357

Net cash provided by operating activities	102,867	95,538	81,391

Cash flows from investing activities:
Acquisition of iSoftStone assets and the related workforce (Refer note 4b)	—	(328)	—
Deferred consideration paid towards acquisition of Fusion	—	—	(7,608)
Purchase of property and equipment and intangible assets	(27,455)	(22,968)	(19,563)
Payment for Telkom business combination, net of cash acquired (Refer to Note 4(a))	(2,572)	—	—
Marketable securities (purchased)/sold, net	(29,616)	(78,429)	23,598
Investment in fixed maturity plans	—	—	(50,527)
Proceeds from sale of property and equipment	329	606	59
Investment in fixed deposits	(14,791)	(9,644)	—
Proceeds from maturity of fixed deposits	8,828	—	—
Dividend received	5,040	4,392	3,146
Proceeds from sale of fixed maturity plans	30,115	66,126	—

Net cash used in investing activities	(30,122)	(40,245)	(50,895)

Cash flows from financing activities:
Buyback of shares	(30,461)	—	—
Proceeds from exercise of stock options	1,303	534	279
Repayment of long term debt	(13,163)	(12,007)	(16,836)
Proceeds from/(repayments of) short term borrowings, net	(13,058)	(43,521)	1,517
Excess tax benefit from share-based compensation expense	229	99	106

Net cash provided used in financing activities	(55,150)	(54,895)	(14,934)

Exchange difference on cash and cash equivalents	(8,189)	(1,641)	(9,749)
Net change in cash and cash equivalents	9,406	(1,243)	5,813
Cash and cash equivalents at the beginning of the year	32,448	33,691	27,878

Cash and cash equivalents at the end of the year	$41,854	$32,448	$33,691

Non-cash transactions:
Note 1: Liability towards property and equipment and intangible assets purchased on credit/deferred credit	$4,528	$2,431	$2,486

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), London (UK), New Jersey (US) and Singapore and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment, and telecommunications; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics industries. In the Auto Claims BPM (as defined in Note 26) segment, effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS Global Services (UK) Limited received an approval from Solicitors Regulatory Authority, UK to provide legal services in relation to personal injury claims.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 12, 2016.

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

a.	Derivative financial instruments;

b.	Share-based payment transactions;

c.	Marketable securities; and

d.	Investments in fixed maturity plans (FMPs).

c.	Use of estimates and judgments

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

The Company provides automobile claims handling services, wherein the Company enters into contracts with its clients to process all their claims over the contract period and the fees are determined either on a per claim basis or as a fixed payment for the contract period. Where the contracts are on a per claim basis, the Company invoices the client at the inception of the claim process. The Company estimates the processing period for the claims and recognizes revenue over the estimated processing period. This processing period generally ranges between one to two months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any.

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

The major tax jurisdictions for the Company are India, UK and US, though the Company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

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

vi.	Valuation of derivative financial instruments

Management uses valuation techniques in measuring the fair value of derivative financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

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

The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

d.	Basis of consolidation

The Company consolidates entities over which it has control. Control exists when the Company has existing rights that give the Company the current ability to direct the activities which affect the entity’s returns; the Company is exposed to or has rights to returns which may vary depending on the entity’s performance; and the Company has the ability to use its power to affect its own returns from its involvement with the entity. Subsidiaries are consolidated from the date control commences until the date control ceases.

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

The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which these entities operate (i.e. the functional currency). The consolidated financial statements are presented in US dollars (USD) which is the presentation currency of the Company and has been rounded off to the nearest thousands.

f.	Foreign currency transactions and translation

i.	Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income. Gains/losses relating to translation or settlement of trading activities are disclosed under foreign exchange gains/losses and translation or settlements of financing activities are disclosed under finance expenses. In the case of foreign exchange gains/losses on borrowings that are considered as a natural economic hedge for the foreign currency monetary assets, such foreign exchange gains/losses, net are presented within results from operating activities.

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

Financial assets at FVTPL include financial assets that are either classified as held for trading if acquired principally for the purpose of selling in the short term or that meet certain conditions and are designated at FVTPL upon initial recognition. Financial assets are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized immediately in profit or loss. Assets in this category are measured at fair value with changes therein recognized in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition, these are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the consolidated statement of income. These are presented as current assets unless management intends to dispose of the assets after 12 months from the reporting date.

ii.	Non-derivative financial liabilities

All financial liabilities are recognized initially at fair value, except in the case of loans and borrowings which are recognized at fair value net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings.

Trade and other payables maturing later than 12 months after the reporting date are presented as non-current liabilities.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

iii.	Derivative financial instruments and hedge accounting

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counter party is a bank. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to hedge certain foreign currency exposures.

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

For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income (loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains/losses, net in the consolidated statement of income. Gains/losses on cash flow hedges on intercompany forecasted revenue transactions are recorded in foreign exchange gains/losses. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

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

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

a)	Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the consolidated statement of income.

b)	Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in equity is transferred to the consolidated statement of income upon impairment.

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

Foreign currency translation reserve

Foreign currency translation consists of the exchange difference arising from the translation of the financial statements of foreign subsidiaries.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Pension adjustments

This reserve represents cumulative actuarial gain and losses recognized, net of taxes on defined benefits plans.

i.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash equivalents are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.

j.	Investments

i.	Marketable securities

The Company’s marketable securities represent liquid investments and are acquired principally for the purpose of earning daily dividend income. All additions and redemptions of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. Marketable securities classified under the Available-for-sale category of financial instruments are recorded at fair value, with changes in fair value, if any recognized in the other comprehensive income. Dividend income earned on these investments is recorded in the consolidated statement of income.

ii.	Investments in fixed maturity plans

The Company’s investments in fixed maturity plans (“FMPs”) represent investments in mutual fund schemes wherein the mutual fund issuer has invested these funds in certificate of deposits with banks in India. The investments in FMPs are designated as fair value through profit or loss and change in fair value recognized in the consolidated statement of income. The fair value represents original cost of an investment and the investment’s fair value at each reporting period or net asset value (“NAV”) as quoted.

The Company manages FMPs on a fair value basis in accordance with the entity’s documented risk management, investment strategy and information provided to the key managerial personnel. The returns on the investment are measured based on the fair value movement rather than looking at the overall returns on the maturity. The Company’s investment purchase and sale decisions are also based on the fair value fluctuations rather than a predetermined policy to hold the investment till maturity. Key management personnel believe that recording these investments through the consolidated statement of income would provide more relevant information to measure the performance of the investment.

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

Advances paid towards the acquisition of property and equipment and the cost of property and equipment not ready for use before the reporting date are disclosed as capital work-in-progress in note 11.

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

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets:

Asset description	Weighted average amortization period (in months)
Customer contracts	98
Customer relationship	91
Software	55

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

o.	Impairment of intangible assets and goodwill

Goodwill is not subject to amortization and tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s FVLCTS and VIU. For the purposes of assessing impairment, assets are grouped at the cash generating unit level which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Intangible assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to profit or loss and are included in the consolidated statement of income in the year in which they accrue.

ii.	Defined benefit plan

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $15 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

Gratuity liabilities are determined by actuarial valuation, performed by an independent actuary, at each reporting date using the projected unit credit method. The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, as the case may be, in accordance with IAS 19, “Employee Benefits” (revised 2011). The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income in the statement of comprehensive income in the period in which they arise.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iii.	Compensated absences

The Company’s liability for compensated absences, which are expected to be utilized or settled within one year, is determined on an accrual basis for the carried forward unused vacation balances standing to the credit of each employee as at year-end and is charged to income in the year in which they accrue.

The Company’s liability for compensated absences, which are expected to be utilized after one year is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to consolidated statement of income in the year in which they accrue.

q.	Share-based payments

The Company accounts for share-based compensation expense relating to share-based payments using a fair value method in accordance with IFRS 2 “Share-based Payments”. Grants issued by the Company vest in a graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest.

r.	Provisions and accrued expenses

A provision is recognized in the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money.

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

The Company derives revenue from BPM services comprising of back office administration, data management, contact center management and auto claims handling services.

Revenue is recognized to the extent it is probable that the economic benefit will flow to the Company, the amount of revenue can be measured reliably, collection is probable, and the cost incurred or to be incurred can be measured reliably. Revenue from rendering services is recognized on an accrual basis when services are performed and revenue from the end of last billing to the reporting date is recognized as unbilled revenue. Revenue is net of value-added taxes and includes reimbursements of out-of-pocket expenses.

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

Revenue from legal services in the Auto claims BPM segment is recognized on the admission of liability by the third party to the extent of fixed fees earned at each stage and any further income on the successful settlement of the claim.

Incremental and direct costs incurred to contract with a claimant are amortized over the estimated period of provision of services, not exceeding 15 months. All other costs to the Company are expensed as incurred.

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

Income tax comprises current and deferred tax. Income tax expense is recognized in consolidated statement of income except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

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

Finance expense comprises interest cost on borrowings, transaction costs and the gains/losses on settlement of related derivative instruments. The foreign exchange gains/losses on borrowings are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/losses, net within results from operating activities. Borrowing costs are recognized in the consolidated statement of income using the effective interest method.

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

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated statement of income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated statement of income over the periods necessary to match them with the related costs that they are intended to compensate.

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2016 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (IFRS 15). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;

•	determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and

•	determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii.	In July 2014, the IASB finalized and issued IFRS 9 – “Financial Instruments” (IFRS 9). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement”, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon former’s effective date.

Key requirements of IFRS 9:

Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (‘FVTPL’)

•	fair value through other comprehensive income (‘FVTOCI’)

•	amortized cost

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

Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

(1)	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

(2)	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iii.	In January 2016, the IASB has issued IFRS 16 “Leases” (“IFRS 16”). Key changes in IFRS 16 include:

•	eliminates the requirement to classify a lease as either operating or finance lease in the books of lessee.

•	introduces a single lessee accounting model, which requires lessee to recognize assets and liabilities for all leases, initially measured at the present value of unavoidable future lease payment. Entity may elect not to apply this accounting requirement to short term leases and leases for which underlying asset is of low value.

•	replaces the straight-line operating lease expense model with a depreciation charge for the lease asset (included within operating costs) and an interest expense on the lease liability (included within finance costs).

•	requires lessee to classify cash payments for principal and interest portion of lease arrangement within financing activities and financing/operating activities respectively in the cash flow statements.

•	requires entities to determine whether a contract conveys the right to control the use of an identified asset for a period of time to assess whether that contract is, or contains, a lease.

IFRS 16 replaces IAS 17, Leases and related interpretations viz. IFRIC 4, Determining whether an Arrangement contains a Lease; SIC-15, Operating Leases—Incentives; and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17, Leases. Disclosures, however, have been enhanced.

IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019. Early application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

A lessee shall apply IFRS 16 either retrospectively to each prior reporting period presented or record a cumulative effect of initial application of IFRS 16 as an adjustment to opening balance of equity at the date of initial application.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

iv.	In January 2016, the IASB issued amendments to IAS 12 – “Income taxes” to clarify the following:

•	the carrying value of an asset does not limit the estimation of probable future taxable profits.

•	estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	an entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company expects the adoption of these amendments will have no impact on its consolidated financial statements.

v.	In January 2016, the IASB issued amendments in IAS 7- “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

•	changes from financing cash flows;

•	changes arising from obtaining and losing control of subsidiaries or other businesses;

•	the effect of changes of foreign exchange rates;

•	changes in fair value; and

•	other changes.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not present comparative information when they first apply the amendments.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Acquisitions

a) Telkom

On April 10, 2015, the Company entered into an agreement with Telkom SA SOC LIMITED (“Telkom”), a leading provider of communication services in South Africa, pursuant to which the Company agreed to acquire a contract and the related workforce of Telkom effective May 1, 2015 (“Acquisition Date”). The net purchase price of the transaction, which was paid in cash, was ZAR 35,639 ($2,572 based on the exchange rate on September 30, 2015).

The purchase price has been allocated as set out below.

Amount
Customer Contract- Intangible assets	$2,990
Cash	411
Accrued leave liability	(411)
Deferred tax liabilities	(837)

Net assets acquired	$2,153
Less: Purchase consideration	3,331

Goodwill on acquisition	$1,178

Goodwill arising from this acquisition is not expected to be deductible for tax purposes. Goodwill is attributable mainly to benefit from expected synergies and the assembled workforce of Telkom.

b) iSoftStone

On September 11, 2014, the Company entered into an agreement with iSoftStone Information Technology Co. Ltd. (“iSoftStone”), a provider of business process outsourcing and management services, pursuant to which the Company agreed to acquire certain assets and the workforce of iSoftStone effective October 13, 2014 (“Acquisition Date”). The purchase price of the transaction, which was paid in cash, was $328. The excess of purchase price over the assets acquired amount to $144, which has been recognized as goodwill.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2016	2015
Cash and bank balance	$25,194	$24,976
Short term deposits with bank	16,660	7,472

Total	$41,854	$32,448

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6. Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2016	2015
Marketable securities(1)	$118,198	$94,054
Investments in FMPs	—	29,911
Investment in fixed deposits	14,791	9,577

Total	$132,989	$133,542

Note:

(1) Marketable securities represent short term investments made principally for the purpose of earning dividend income.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7. Trade receivables, net

Trade receivables consist of the following:

	As at
	March 31,	March 31,
	2016	2015
Trade receivables	$59,357	$61,104
Less: Allowances for doubtful accounts receivable	(4,446)	(5,336)

Total	$54,911	$55,768

The movement in the allowances for doubtful accounts receivable is as follows:

	Year ended March 31,
	2016	2015	2014
Balance at the beginning of the year	$5,336	$4,999	$5,145
Charged to operations	1,010	2,534	1,211
Write-offs, net of collections	(936)	(621)	(1,058)
Reversals	(904)	(1,182)	(602)
Translation adjustment	(60)	(394)	303

Balance at the end of the year	$4,446	$5,336	$4,999

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Prepayments and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2016	March 31, 2015
Current:
Service tax and other tax receivables	$5,871	$5,971
Deferred transition cost	191	132
Employee receivables	1,319	1,103
Advances to suppliers	2,015	697
Prepaid expenses	6,278	5,048
Other assets	6,927	3,807

Total	$22,601	$16,758

Non-current:
Deposits	$6,348	$6,476
Income tax assets	6,697	4,873
Service tax and other tax receivables	5,419	4,581
Deferred transition cost	223	117
Others	3,161	1,566

Total	$21,848	$17,613

9. Goodwill

The movement in goodwill balance by reportable segment as at March 31, 2016 and 2015 is as follows:

	WNS Global BPM	WNS Auto Claims BPM	Total
Balance as at April 1, 2014	$51,306	$34,348	$85,654
Goodwill arising from acquisition of iSoftStone assets and the related workforce (See Note 4b)	144	—	144
Foreign currency translation	(2,931)	(3,809)	(6,740)

Balance as at March 31, 2015	$48,519	$30,539	$79,058

Goodwill arising from business combination of Telkom contract and the related workforce (See Note 4a)	1,178	—	1,178
Foreign currency translation	(3,194)	(800)	(3,994)

Balance as at March 31, 2016	$46,503	$29,739	$76,242

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2016	2015
WNS Global BPM*	$3,765	$3,927
South Africa	4,485	4,252
Research & Analytics	34,522	36,508
Technology services	3,731	3,832
WNS Auto Claims BPM	29,739	30,539

	$76,242	$79,058

*	Excluding South Africa, Research & Analytics and Technology services.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than five years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macro-economic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s
	WNS Global BPM*	South Africa	Research & Analytics	Technology Services	WNS Auto Claims BPM
Discount rate	19.0%	20.0%	19.0%	13.5%	13.5%
Perpetual growth rate	3.0%	3.0%	3.0%	3.0%	2.0%

*	Excluding South Africa, Research & Analytics and Technology services.

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

Based on the above, no impairment was identified as of March 31, 2016 as the recoverable amount of the CGUs exceeded the carrying value.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The changes in the carrying value of intangible assets for the year ended March 31, 2016 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2015	$158,753	$63,928	$4,569	$1,835	$332	$12,411	$241,828
Additions	—	—	—	—	—	8,574	8,574
On business combination (Refer note 4a)	2,990	—	—	—	—	—	2,990
Disposals						(342)	(342)
Translation adjustments	(4,957)	(781)	(119)	—	(6)	(883)	(6,746)

Balance as at March 31, 2016	$156,786	$63,147	$4,450	$1,835	$326	$19,760	$246,304

Accumulated amortization
Balance as at April 1, 2015	$133,191	$53,909	$4,569	$1,835	$332	$4,718	$198,554
Amortization	15,657	5,688	—	—	—	3,853	25,198
Disposals						(157)	(157)
Translation adjustments	(3,365)	(605)	(119)	—	(6)	(313)	(4,408)

Balance as at March 31, 2016	$145,483	$58,992	$4,450	$1,835	$326	$8,101	$219,187

Net carrying value as at March 31, 2016	$11,303	$4,155	$—	$—	$—	$11,659	$27,117

As at March 31, 2016, the estimated remaining weighted average amortization periods for intangible assets are as follows:

Balance Life
(In months)
Customer contracts	15
Customer relationship	20
Software	32

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2016 are as follows:

Amount
2017	$17,443
2018	4,106
2019	2,812
2020	2,098
2021	526
Thereafter	132

$27,117

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2015 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2014	$10,623	$68,112	$56,679	$488	$47,174	$183,076
Additions	—	7,033	7,367	209	7,782	22,391
On acquisition of iSoftStone assets and the related workforce (See Note 4c)	—	98	51	—	—	149
Disposals/retirements/adjustments	—	(3,292)	(2,596)	(221)	(3,160)	(9,269)
Translation adjustments	(218)	(4,436)	(2,860)	(21)	(2,438)	(9,973)

Balance as at March 31, 2015	$10,405	$67,515	$58,641	$455	$49,358	$186,374

Accumulated depreciation
Balance as at April 1, 2014	$2,769	$60,350	$45,427	$457	$34,482	$143,485
Depreciation	526	4,403	4,771	71	4,616	14,387
Disposals/retirements/adjustments	—	(2,901)	(2,524)	(221)	(3,152)	(8,798)
Translation adjustments	(63)	(3,784)	(2,277)	(18)	(1,630)	(7,772)

Balance as at March 31, 2015	$3,232	$58,068	$45,397	$289	$34,316	$141,302

Capital work-in-progress						3,158

Net carrying value as at March 31, 2015						$48,230

The changes in the carrying value of property and equipment for the year ended March 31, 2016 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2015	$10,405	$67,515	$58,641	$455	$49,358	$186,374
Additions	—	6,866	5,914	29	6,288	19,097
Disposals/retirements/adjustments	—	(1,808)	(588)		(457)	(2,853)
Translation adjustments	(255)	(3,370)	(3,107)	(25)	(2,600)	(9,357)

Balance as at March 31, 2016	$10,150	$69,203	$60,860	$459	$52,589	$193,261

Accumulated depreciation
Balance as at April 1, 2015	$3,232	$58,068	$45,397	$289	$34,316	$141,302
Depreciation	510	5,172	4,834	75	4,844	15,435
Disposals/retirements/adjustments	—	(1,715)	(535)	—	(454)	(2,704)
Translation adjustments	(81)	(2,757)	(2,321)	(17)	(1,832)	(7,008)

Balance as at March 31, 2016	$3,661	$58,768	$47,375	$347	$36,874	$147,025

Capital work-in-progress						4,181

Net carrying value as at March 31, 2016						$50,417

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $Nil and $12,392 as at March 31, 2016 and 2015, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Loans and borrowings

Short-term line of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has secured and unsecured lines of credit with banks amounting to $58,921. As at March 31, 2016, there was no amount utilized (March 31, 2015: $11,823) from these lines of credit.

The Company has also established a line of credit in the UK amounting to £9,880 ($14,219 based on the exchange rate on March 31, 2016). As at March 31, 2016, there was no outstanding amount ($1,058 based on the exchange rate on March 31, 2015) under the said facility.

Further the Company has also established a line of credit in South Africa amounting to ZAR 30,000 ($2,037 based on the exchange rate on March 31, 2016). As at March 31, 2016, there was no outstanding amount under the said facility.

Long-term debt

The long-term loans and borrowings consist of the following:

	As at
	March 31, 2016		March 31, 2015
Interest rate	Foreign currency	Total	Foreign currency	Total
3M USD LIBOR + 3.1%	$—	—	$—	6,990
Bank of England base rate + 2.25%	£—	—	£3,952	5,838
Bank of England base rate + 2.45%	£—	—	£—	—

		$—		$12,828

Current portion of long term debt	—	$—	—	$12,828

Long term debt	—	—	—	$—

The Company has pledged trade receivables, other financial assets, property and equipment with a carrying amount of $Nil and $149,670 as of March 31, 2016 and March 31, 2015, respectively, as collateral for the above mentioned borrowings.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2016 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$41,854	$—	$—	$—	$41,854	$41,854
Investment in fixed deposits and marketable securities	14,791	—	—	118,198	132,989	132,989
Trade receivables	54,911	—	—	—	54,911	54,911
Unbilled revenue	44,318	—	—	—	44,318	44,318
Funds held for clients	11,895	—	—	—	11,895	11,895
Prepayments and other assets (1)	6,147	—	—	—	6,147	6,147
Other non-current assets (2)	6,348		—	—	6,348	6,348
Derivative assets	—	2,492	16,245	—	18,737	18,737

Total carrying value	$180,264	$2,492	$16,245	$118,198	$317,199	$317,199

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$19,862	$19,862	$19,862
Other employee obligations (3)	—	—	39,604	39,604	39,604
Provision and accrued expenses	—	—	24,741	24,741	24,741
Other liabilities (4)	—	—	231	231	231
Derivative liabilities	870	2,840	—	3,710	3,710

Total carrying value	$870	$2,840	$84,438	$88,148	$88,148

Notes:

(1)	Excluding non-financial assets $ 16,454.
(2)	Excluding non-financial assets $ 15,500.
(3)	Excluding non-financial liabilities $ 12,109.
(4)	Excluding non-financial liabilities $ 10,290.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2015 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$32,448	$—	$—	$—	$32,448	$32,448
Investment in fixed deposits and marketable securities	9,577	—	—	94,054	103,631	103,631
Trade receivables	55,768	—	—	—	55,768	55,768
Unbilled revenue	39,675	—	—	—	39,675	39,675
Funds held for clients	12,737	—	—	—	12,737	12,737
Prepayments and other assets (1)	3,161	—	—	—	3,161	3,161
Investment in FMPs	—	29,911	—	—	29,911	29,911
Other non-current assets (2)	6,476	—	—	—	6,476	6,476
Derivative assets	—	2,274	27,593	—	29,867	29,867

Total carrying value	$159,842	$32,185	$27,593	$94,054	$313,674	$313,674

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$22,706	$22,706	$22,706
Current portion of long term debt	—	—	12,828	12,828	12,828
Short term line of credit	—	—	12,881	12,881	12,881
Other employee obligations (3)	—	—	36,290	36,290	36,290
Provision and accrued expenses (4)	—	—	24,869	24,869	24,869
Other liabilities (5)	—	—	304	304	304
Derivative liabilities	791	1,383	—	2,174	2,174

Total carrying value	$791	$1,383	$109,878	$112,052	$112,052

Notes:

(1)	Excluding non-financial assets $13,597.
(2)	Excluding non-financial assets $11,137.
(3)	Excluding non-financial liabilities $10,203.
(4)	Excluding non-financial liabilities $753.
(5)	Excluding non-financial liabilities $9,644.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2016 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral received
Derivative assets	$18,737	$—	$18,737	$(3,040)	$—	$15,697

Total	$18,737	$—	$18,737	$(3,040)	$—	$15,697

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$3,710	$—	$3,710	$(3,040)	$—	$670

Total	$3,710	$—	$3,710	$(3,040)	$—	$670

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2016 are as follows:-

Description	March 31, 2016	Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,492	$—	$2,492	$—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	16,245	—	16,245	—
Investments available for sale	118,198	118,198	—	—

Total assets	$136,935	$118,198	$18,737	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$870	$—	$870	$—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	2,840	—	2,840	—

Total liabilities	$3,710	$—	$3,710	$—

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

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows, foreign exchange spot and forward premium rates. During the year ended March 31, 2016 and 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. The Company’s primary exchange rate exposure is with the US dollars and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss).

The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	March 31, 2016	March 31, 2015
Forward contracts (Sell)
In US dollars	$151,884	$168,315
In United Kingdom Pound Sterling	148,386	141,693
In Euro	10,349	9,745
In Australian dollars	31,099	25,065
Others	4,682	13,887

	$346,400	$358,705

Option contracts (Sell)
In US dollars	$81,827	$79,898
In United Kingdom Pound Sterling	103,863	106,767
In Euro	10,314	7,697
In Australian dollars	18,935	19,462
Others	2,412	3,342

	$217,351	$217,166

The amount of gain/(loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2016, 2015 and 2014 are as follows:

	Year ended March 31,
	2016	2015	2014
Revenue	$7,941	$4,347	$4,938
Foreign exchange gain/(loss), net	6,281	3,399	7,997
Finance expense	—	—	—
Income tax related to amounts reclassified into statement of income	(5,230)	(2,764)	(4,418)

Total	$8,992	$4,982	$8,517

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2016, the gain amounting to $5,928 on account of cash flow hedges is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 24 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the years ended March 31, 2016, 2015 and 2014 gains of $125, $13 and $125, respectively.

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

Components of market risk

Exchange rate or currency risk:

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2016 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.

Based upon the Company’s level of operations for the year ended March 31, 2016, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2016 by approximately $25,968. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2016 by approximately $23,105.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2016 is as follows:

	As at March 31, 2016
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other Currencies	Total
Cash and cash equivalents	$868	$222	$—	$856	$430	$203	$2,579
Trade receivables	91,389	72,348	2,739	11,995	3,382	1,729	183,582
Unbilled revenue	4,508	(814)	—	2,788	2,294	420	9,196
Prepayments and other current assets	331	200	3	61	31	16	642
Other non-current assets	3	—	—	—	—	16	19
Trade payables	(51,270)	(19,809)	(4,284)	(7,866)	(1,083)	228	(84,084)
Provisions and accrued expenses	(1,932)	(513)	(100)	—	(445)	14	(2,976)
Pension and other employee obligations	1	—	—	—	(21)	(258)	(278)
Other liabilities	—	—	—	—	—	(2)	(2)

Net assets (liabilities)	$43,898	$51,634	$(1,642)	$7,834	$4,588	$2,366	$108,678

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

As at March 31, 2016, every 5% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $1,388.

Interest rate risk:

The Company intends to selectively use interest rate swaps, options and other derivative instruments to manage exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. The Company does not enter into hedging agreements for speculative purposes. As at March 31, 2016, there was no borrowing outstanding.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year Ended March 31,
	2016	2015	2014
Revenue from top customer	10.9%	13.4%	15.2%
Revenue from top five customers	30.7%	33.0%	36.9%

Financial assets that are neither past due nor impaired

Cash equivalents, bank deposits, marketable securities, investment in FMPs, unbilled revenue and other assets, are neither past due nor impaired except trade receivables as described below.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables. The Company’s credit period generally ranges from 30-60 days. The age-wise break up of trade receivables, net of allowances that are past due beyond credit period, are as follows:

	As at
	March 31, 2016	March 31, 2015
Neither past due nor impaired	$43,771	$40,544
Past due but not impaired
Past due 0-30 days	7,995	10,811
Past due 31-60 days	1,006	1,091
Past due 61-90 days	928	496
Past due over 90 days	1,212	2,826
Past due and impaired	4,446	5,336

Total	$59,358	$61,104
Allowances for doubtful account receivables	$(4,446)	$(5,336)

Trade receivables, net of allowances for doubtful accounts receivable	$54,912	$55,768

Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with well reputed banks and has unused lines of credit of $75,177 as of March 31, 2016 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2016
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt	$—	$—	$—	$—
Trade payables	19,862	—	—	19,862
Short term line of credit	—	—	—	—
Provision and accrued expenses	24,741	—	—	24,741
Other liabilities	231	—	—	231
Other employee obligations	39,604	—	—	39,604
Derivative financial instruments	3,259	451	—	3,710

Total(1)	$87,697	$451	$—	$88,148

Note:

(1)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2015
	Less than 1 Year	1-2 years	2-4 years	Total
Long term debt(1)	$12,841	$—	$—	$12,841
Trade payables	22,706	—	—	22,706
Short term line of credit	12,881	—	—	12,881
Provision and accrued expenses	24,869	—	—	24,869
Other liabilities	304	—	—	304
Other employee obligations	36,290	—	—	36,290
Derivative financial instruments	1,784	390	—	2,174

Total(2)	$111,675	$390	$—	$112,065

Notes:

(1)	Before netting off debt issuance cost of $13.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2016	March 31, 2015
Cash and cash equivalents	$41,854	$32,448
Investments	132,989	133,542
Short term line of credit	—	(12,881)
Long term debt(1)	—	(12,828)

Net cash position	$174,843	$140,281

Note:

(1)	This includes the current portion of long term debt.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	March 31, 2016	March 31, 2015
Current:
Salaries and bonus	$39,522	$36,290
Pension	746	496
Withholding taxes on salary and statutory payables	4,464	3,638
Other employee payables	82	—

Total	$44,814	$40,424

Non-current:
Pension and other obligations	$6,899	$6,069

Total	$6,899	$6,069

Employee benefit costs consist of the following:

	Year ended March 31,
	2016	2015	2014
Salaries and bonus	$272,017	$252,420	$235,280
Employee benefit plans:
Defined contribution plan	7,458	7,396	6,434
Defined benefit plan	2,184	1,874	2,234
Share-based compensation	17,919	9,499	6,935

Total	$299,578	$271,189	$250,833

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2016	2015	2014
Cost of revenue	$217,098	$199,766	$184,655
Selling and marketing expenses	22,336	23,073	26,397
General and administrative expenses	60,144	48,350	39,831

Total	$299,578	$271,189	$250,883

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2016	2015	2014
India	$5,173	$5,115	$4,534
Philippines	83	63	57
South Africa	617	518	494
Sri Lanka	612	577	466
United Kingdom	681	831	743
United States	292	292	140

Total	$7,458	$7,396	$6,434

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2016	2015	2014
Service cost	$1,765	$1,351	$1,780
Interest on the net defined benefit liability	419	523	454

Net gratuity cost	$2,184	$1,874	$2,234

	As at
	March 2016	March 2015
Change in projected benefit obligations
Obligation at beginning of the year	$7,322	$6,337
Foreign currency translation	(404)	(248)
Service cost	1,765	1,351
Interest cost	475	541
Benefits paid	(871)	(1,079)
Actuarial (gain)/loss
From changes in demographic assumptions	(75)	(44)
From changes in financial assumptions	166	308
From actual experience compared to assumptions	72	155

Benefit obligation at end of the year	$8,450	$7,321

Change in plan assets
Plan assets at beginning of the year	$756	$806
Foreign currency translation	(42)	(37)
Expected return on plan assets	56	18
Actuarial loss/(gain)	33	39
Actual contributions	881	939
Benefits paid	(835)	(1,009)

Plan assets at end of the year	$849	$756

Accrued pension liability
Current	$746	$496
Non-current	6,856	6,069

Net amount recognized	$7,602	$6,565

Present value of funded defined benefit obligation	$5,770	$5,271
Fair value of plan assets	(849)	(756)

	4,921	4,515

Present value of unfunded defined benefit obligation	$2,681	$2,050

Weighted average duration of defined benefit obligation (both funded and unfunded)	8.17 years	8.64 years

Net amount recognized relating to India plan, Philippines plan and Sri Lanka plan was $4,924, $2,294 and $384 as at March 31, 2016 and $4,525, $1,640 and $400 as at March 31, 2015, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2016	2015	2014
Discount rate:
India	7.35%	8.00%	8.75%
Philippines	4.75%	5.03%	5.52%
Sri Lanka	12.30%	9.85%	9.50%
Rate of increase in compensation level	6% to 8%	6% to 8%	6% to 8%
Expected rate of return on plan assets	7.35%	8.00%	8.75%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2016, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(3.2)%	(20.6)%	(7.1)%
Decrease in discount rate by 1%	3.5%	26.6%	8.5%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	3.0%	25.7%	8.7%
Decrease in salary escalation rate by 1%	(2.9)%	(20.4)%	(7.4)%

Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a 12 month period.

As at March 31, 2016, $3 and $846 ($3 and $753 as at March 31, 2015) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 58% and 42% are invested in unquoted government securities and money market instruments, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the Plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.

The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2016. The Company expects to contribute $1,463 for the year ending March 31, 2017. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2017	$1,595
2018	1,242
2019	1,020
2020	838
2021	665
Thereafter	1,847

$7,207

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2016	March 31, 2015
Provisions	$—	$753
Accrued expenses	24,741	24,869

Total	$24,741	$25,622

A summary of activity for provisions is as follows:

	As at
	March 31, 2016	March 31, 2015
Balance at the beginning of the year	$753	$693
Additional provision	—	754
Provision used	(751)	(692)
Translation adjustments	(2)	(2)

Balance at the end of the year	$—	$753

16. Deferred revenue

Deferred revenue consists of the following:

	As at
	March 31, 2016	March 31, 2015
Current:
Payments in advance of services	$685	$600
Advance billings	1,706	2,384
Others	533	897

Total	$2,924	$3,881

	As at
	March 31, 2016	March 31, 2015
Non-current:
Payments in advance of services	$238	$220
Advance billings	—	163
Others	18	19

Total	$256	$402

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2016	March 31, 2015
Current:
Withholding taxes and value added tax payables	$3,801	$3,989
Deferred rent	547	806
Other liabilities	1,637	1,136

Total	$5,985	$5,931

Non-current:
Deferred rent	$4,162	$3,601
Other liabilities	374	416

Total	$4,536	$4,017

18. Share capital

As at March 31, 2015, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 51,950,662 ordinary shares outstanding as at March 31, 2015. There were no preferred shares outstanding as at March 31, 2015.

As at March 31, 2016, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 52,406,304 ordinary shares (including 1,100,000 treasury shares) outstanding as at March 31, 2016. There were no preferred shares outstanding as at March 31, 2016.

In March 2015, the Company’s shareholders authorized a share repurchase program for the repurchase of up to 1,100,000 of the Company’s American Depositary Shares (ADSs), each representing one ordinary share, at a price range of $10 to $30 per ADS. Pursuant to the terms of the repurchase program during the year ended March 2016, the Company repurchased 1,100,000 ADSs in the open market for a total consideration of $30,461 (including transaction cost of $50). The shares underlying these purchased ADSs are recorded as treasury shares.

In March 2016, the Company’s shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of the Company’s ADSs at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from the date of shareholders’ approval i.e. March 16, 2016. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2016	2015	2014
Employee cost	$299,578	$271,189	$250,883
Repair payments	31,170	30,877	31,099
Facilities cost	67,689	70,801	65,652
Depreciation	15,435	14,387	13,960
Legal and professional expenses	13,227	13,108	17,735
Travel expenses	17,972	15,806	16,804
Others	30,035	27,633	22,167

Total cost of revenue, selling and marketing and general and administrative expenses	$475,106	$443,801	$418,300

20. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2016	2015	2014
Interest expense	$265	$1,251	$2,812
Interest on deferred purchase consideration	—	—	23
Debt issue cost	13	81	113

Total	$278	$1,332	$2,948

21. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2016	2015	2014
Income from interest and dividend on marketable securities	$6,236	$4,785	$3,480
Net gain arising on financial assets designated as FVTPL	41	4,553	4,000
Others, net	2,217	2,574	2,045

Total	$8,494	$11,912	$9,525

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

22. Share-based payments

The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 and September 2011 (collectively referred to as the “Plans”). Under the Plans, share-based options and RSUs may be granted to eligible participants. Options are generally granted for a term of ten years and share-based options and RSUs have a graded vesting period of up to three years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at March 31, 2016, the Company had 504,687 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2016, 2015 and 2014 are as follows:

	Year ended March 31,
	2016		2015		2014
Share-based compensation expense recorded in	$		$		$
Cost of revenue		1,923		856		1,316
Selling and marketing expenses		1,370		779		591
General and administrative expenses		14,626		7,864		5,028

Total share-based compensation expense		$17,919		$9,499		$6,935

Upon exercise of share options and RSUs, the Company issued 455,642, 603,124 and 759,494 shares during the years ended March 31, 2016, 2015 and 2014, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Share-based options

Movements in the number of options outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2014	856,114	$22.38	2.52	$339
Exercised	(39,827)	13.76
Lapsed	(1)	2.72

Outstanding as at March 31, 2015	816,286	$22.80	1.53	$2,407
Exercised	(76,667)	10.50
Lapsed	(1)	5.65

Outstanding as at March 31, 2016	739,618	$23.34	0.54	$5,419
Options exercisable	739,618	$23.34	0.54	$5,419

The aggregate intrinsic value of options exercised during the year ended March 31, 2016, 2015 and 2014 was $856, $306 and $584, respectively. The total grant date fair value of options vested during the year ended March 31, 2016, 2015 and 2014 was $Nil for each year. Total cash received as a result of option exercised during the year ended March 31, 2016, 2015 and 2014 was $1,302, $535 and $279, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2016, 2015 and 2014.

The weighted average share price of options exercised during the year ended March 31, 2016, 2015 and 2014 was $28.19, $21.13 and $19.09, respectively. The options outstanding at March 31, 2016 had an exercise price per option in the range of $15.68 to $35.3 (March 31, 2015: $5.7 to $35.3) and a weighted average remaining contractual term of 0.54 years (March 31, 2015: 1.53 years)

Restricted Share Units

The 2006 Incentive Award Plan also allows for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.

(i)	Movements in the number of RSUs dependent on non-market performance condition outstanding under the 2006 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2014	1,345,112	$12.47	7.93	$24,212
Granted	560,024	19.19
Exercised	(516,171)	11.81
Forfeited	(65,467)	16.44
Lapsed	—	—

Outstanding as at March 31, 2015	1,323,498	$15.37	7.86	$32,187
Granted	592,348	25.16
Exercised	(360,900)	14.07
Forfeited	(15,920)	21.41
Lapsed	—	—

Outstanding as at March 31, 2016	1,539,026	$19.38	7.82	$39,688
RSUs exercisable	450,385	$13.72	6.13	$13,800

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2016, there was $6,406 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.8 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2016, 2015 and 2014 was $25.16, $19.19, and $14.87 per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2016, 2015 and 2014 was $10,294, $9,529 and $13,139, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2016, 2015 and 2014 was $1,264, $5,878 and $4,909, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2016, 2015 and 2014 was $28.52, $18.46 and $19.43, respectively.

(ii)	The 2006 Incentive Award Plan also allows for grant of RSUs based on the market price of the Company’s shares achieving a specified target over a period of time. The fair value of market-based share awards is determined using Monte-Carlo simulation.

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2014	—	$—	—	$—
Granted	70,551	2.82
Exercised	—	—
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2015	70,551	$2.82	9.09	$1,716
Granted	59,039	6.37
Exercised	—	—
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2016	129,590	$4.44	8.53	$3,971
RSUs exercisable	—	$—	—	$—

As at March 31, 2016, there was $ 330 of unrecognized compensation cost related to unvested market based RSUs. This amount is expected to be recognized over a weighted average period of 1.8 years. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2016 and 2015 was $6.37 and $2.82 per ADS, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Performance share units

The 2006 Incentive Award Plan also allows for grant of performance share units (“PSUs”). Each PSU represents the right to receive one ordinary share-based on the Company’s performance against specified non-market performance condition and vests over a period of three years.

Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at April 1, 2014	477,913	$11.70	7.98	$8,602
Granted	327,409	19.02
Exercised	(47,126)	9.69
Forfeited	(198,626)	11.22

Outstanding as at March 31, 2015	559,570	$14.98	8.16	$13,609
Granted	466,417	20.12
Exercised	(18,077)	9.54
Forfeited	(56,322)	10.53

Outstanding as at March 31, 2016	951,588	$17.83	7.77	$22,726
PSUs exercisable	14,133	$9.22	4.61	$433

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2016, there was $6,079 of unrecognized compensation cost related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.3 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2016, 2015 and 2014 was $20.12, $19.02, and $14.53 per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2016, 2015 and 2014 was $532, $1,000 and $ 789, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2016, 2015 and 2014 was $Nil, $388 and $712, respectively.

The weighted average share price of PSU exercised during the year ended March 31, 2016, 2015 and 2014 was $29.45, $21.23 and $20.60, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23. Income taxes

The domestic and foreign source component of profit / (loss) before income taxes is as follows:

	Year ended March 31,
	2016	2015	2014
Domestic	$(4,121)	$(3,351)	$(3,501)
Foreign	85,181	84,382	59,437

Profit before income taxes	$81,060	$81,031	$55,936

The Company’s provision for income taxes consists of the following:

	Year ended March 31,
	2016	2015	2014
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	19,615	16,914	11,828

	19,615	16,914	11,828

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	1,565	5,503	2,461

	1,565	5,503	2,461

Provision for income taxes	$21,180	$22,417	$14,289

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme, which is eligible for 50% income tax exemption from fiscal 2013 to fiscal 2022. The Company in fiscal 2012 started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme that are eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started its operations in new delivery centers in Gurgaon and Pune, India registered under the SEZ scheme that are eligible for 100% income tax exemption until fiscal 2019, and 50% income tax exemption from fiscal 2020 to fiscal 2029. The Government of India pursuant to the Indian Finance Act, 2011 has also levied minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 21.34%. The Company’s operations in Costa Rica are eligible for a 100% income tax exemption until fiscal 2017 and 50% income tax exemption from fiscal 2018 to fiscal 2021. The Company’s operations in Philippines located in Eastwood Avenue, Manila were eligible for tax exemptions until fiscal 2016. During fiscal 2013, the Company started operations in a new delivery center in Philippines located in Techno Plaza II, Manila which is eligible for tax exemption until fiscal 2017. During fiscal 2016, the Company started operations in a delivery center in the Philippines located in Ilo Ilo, Manila which is eligible for tax exemption until fiscal 2020. The Government of Sri Lanka has exempted profits earned from export revenue from tax, which enables the Company’s Sri Lankan subsidiary to continue to claim a tax exemption.

If the income tax exemption was not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $5,072, $3,011 and $1,671 for the years ended March 31, 2016, 2015 and 2014, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2016 by $0.10 and $0. 09, respectively ($0.06 and $0.06, respectively for the year ended March 31, 2015 and $0.03 and $0.03, respectively, for the year ended March 31, 2014).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2016	2015	2014
Current taxes:
Excess tax deductions related to share-based payments	(229)	(99)	(104)

	$(229)	$(99)	$(104)

Deferred taxes:
Excess tax deductions related to share-based payments	(688)	(169)	(105)

	$(688)	$(169)	$(105)

Total income tax recognized directly in equity	$(917)	$(268)	$(209)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2016	2015	2014
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	(4,259)	8,242	(2,052)

Total income tax recognized directly in other comprehensive income	$(4,259)	$8,242	$(2,052)

The reconciliation of estimated income tax to provision for income taxes:

	Year ended March 31,
	2016	2015	2014
Profit before income taxes	$81,060	$81,031	$55,936
Income tax expense at tax rates applicable to individual entities	28,067	26,749	20,365
Effect of:
Items not deductible for tax	771	228	80
Exempt income	(6,845)	(5,228)	(3,509)
(Gain)/Loss in respect of which deferred tax (liability)/asset not recognized due to uncertainty and ineligibility to carry forward	259	318	(47)
Unrecognized losses utilized	(294)	—	—
Temporary difference that will reverse during tax holiday period	30	1,175	(2,154)
Change in tax rate and law	(152)	268	169
Provision for uncertain tax position	2	(345)	(163)
State taxes	12	17	27
Others, net	(670)	(765)	(479)

Provision for income taxes	$21,180	$22,417	$14,289

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2016 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$6,538	$—	$(724)	$—	$—	$(302)	$5,512
Net operating loss carry forward	4,304	—	(448)	—	—	(172)	3,684
Accruals deductible on actual payment	4,201	—	1,443	—	—	(292)	5,352
Share-based compensation	6,110	—	4,480	688	—	(270)	11,008
Minimum alternate tax	8,327	—	(7,941)		—	(318)	68
Others	1,444	—	(1,179)		—	97	362

Total deferred tax assets	$30,924	$—	$(4,369)	$688	$—	$(1,257)	$25,986

Deferred tax liabilities:
Intangibles	2,045	837	(3,477)	—	—	(118)	(713)
Unrealized gain/(loss) on cash flow hedging and investments	9,821	—	(436)		(4,259)	(269)	4,857
Others	—	—	1,108	—		—	1,108

Total deferred tax liabilities	$11,866	$837	$(2,804)	$—	$(4,259)	$(387)	$5,253

Net deferred tax assets/(liabilities)	$19,058	$(837)	$(1,565)	$688	$4,259	$(870)	$20,733

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2014 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from Other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$9,927	$—	$(821)	$—	$—	$(826)	$8,280
Net operating loss carry forward	4,165	—	695	—	—	(497)	4,363
Accruals deductible on actual payment	3,298	—	764	—	—	(342)	3,720
Share-based compensation	4,200	—	1,303	105	—	(252)	5,356
Minimum alternate tax	23,306	—	(5,668)	—	—	(2,349)	15,289
Others	1,397	—	261	—	—	52	1,710

Total deferred tax assets	$46,293	$—	$(3,466)	$105	$—	$(4,214)	$38,718

Deferred tax liabilities:
Intangibles	7,008	—	(1,798)	—	—	(324)	4,886
Unrealized gain/(loss) on cash flow hedging	1,249	—	793	—	(2,052)	(275)	(285)

Total deferred tax liabilities	$8,257	$—	$(1,005)	$—	$(2,052)	$(599)	$4,601

Net deferred tax assets/(liabilities)	$38,036	$—	$(2,461)	$105	$2,052	$(3,615)	$34,117

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred tax presented in the statement of financial position is as follows:

	As at
	March 31, 2016	March 31, 2015
Deferred tax assets	22,522	21,331
Deferred tax liabilities	(1,789)	(2,273)

Net deferred tax assets	$20,733	$19,058

There are unused tax losses amounting to $25,179 as at March 31, 2016 for which no deferred tax asset has been recognized as these losses relate to certain tax jurisdictions where the group entities have had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entities in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of each jurisdiction and, if not utilized, would expire on various dates starting from financial year 2017 to 2023.

Deferred income tax liabilities on earnings of Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $301,043, $233,214 and $158,352 as at March 31, 2016, 2015 and 2014, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2012, which assess additional taxable income that could in the aggregate give rise to an estimated $42,233 in additional taxes, including interest of $15,541. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $42,951 in additional taxes, including interest of $13,272. The income tax authorities have filed appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2016, the Company has provided a tax reserve of $13,689 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2016, corporate tax returns for years ended March 31, 2013 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $11,776 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,254 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2016	2015	2014
Numerator:
Profit	$59,880	$58,614	$41,647
Denominator:
Basic weighted average ordinary shares outstanding	51,372,117	51,633,516	50,958,864
Dilutive impact of equivalent stock options and RSUs	22,67,553	1,795,465	1,730,293
Diluted weighted average ordinary shares outstanding	53,639,670	53,428,981	52,689,157

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the years ended March 31, 2016, 2015 and 2014, the Company excluded from the calculation of diluted EPS options to purchase 46,033, 314,454 and 314,454 shares, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2016:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands Cooperative U.A.		The Netherlands

	WNS Global Services Philippines Inc.	Philippines

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L	Costa Rica

WNS Global Services (UK) Limited (3)		United Kingdom

	WNS Workflow Technologies Limited	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Global Services SA (Pty) Ltd.	South Africa

	WNS Legal Assistance LLP (1)	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	WNS Customer Solutions (Singapore) Private Limited	Singapore

	WNS Global Services (Australia) Pty Ltd	Australia

	Business Applications Associates Beijing Limited	China

	WNS Global Services Private Limited (2)	India

	WNS Global Services (Private) Limited (4)	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

Notes:

(1)	All the above subsidiaries are wholly owned except WNS Legal Assistance LLP, a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 26) segment in the UK. WNS Legal Assistance LLP is 80% owned by WNS Global Services (UK) Limited and 20% owned by Prettys Solicitors, UK.
(2)	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding for WNS (Mauritius) Limited is 80% and for WNS Customer Solutions (Singapore) Limited is 20%.
(3)	WNS Global Services (UK) Limited is being jointly held by WNS Holdings Limited and WNS Global Services Private Limited. The percentage of holding for WNS Holdings Limited is 90.2% and for WNS Global Services Private Limited is 9.8%.
(4)	WNS Customer Solutions (Private) Limited has been amalgamated with WNS Global Services (Private) Limited with effect from December 31, 2015.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Datacap Software Private Limited (“Datacap”) (till December 31, 2013)	A company of which a member of key management is a principal shareholder

Acumentor Inc. (w.e.f April 1, 2014)	An entity of which a member of key management is the sole proprietor

Surface Architectural Supply Inc. (w.e.f September 1, 2014)	A company in which a member of key management has a controlling stake

J F Fitness of North America (w.e.f September 1, 2014)	A company in which a member of key management has a controlling stake

Sheron LLC (w.e.f April 1, 2014)	A company which a close relative of the member of key management owns and controls

Key management personnel
Adrian T. Dillon (Appointed on September 21, 2012)	Chairman (Appointed as Chairman effective January 1, 2014, was Non-Executive Vice Chairman till December 31, 2013)

Keshav R. Murugesh (Appointed on February 10, 2010)	Director and Group Chief Executive Officer

Jeremy Young (Ceased to be director from September 29, 2015)	Director

Renu S. Karnad (Appointed on September 21, 2012)	Director

Eric B. Herr (Ceased to be director from April 30, 2014)	Director (Ceased to be Chairman from January 1, 2014)

Richard O. Bernays (Ceased to be director from December 31, 2013)	Director

Anthony A. Greener (Appointed on June 15, 2007)	Director

Albert Aboody (Appointed on June 28, 2010)	Director

Deepak Sogani (Resigned on August 27, 2013)	Group Chief Financial Officer

Johnson J. Selvadurai (Ceased to be an executive officer from January 1, 2014)	Managing Director — Europe

Michael Garber (Ceased to be an executive officer from January 1, 2014)	Chief Sales and Marketing Officer

Swaminathan Rajamani (Appointed on November 29, 2010)	Chief People Officer

Ronald Gillette (Appointed as executive officer on January 1, 2014)	Chief Operating Officer

Sanjay Puria (Appointed as Group Chief Financial Officer effective August 28, 2013)	Group Chief Financial Officer

Gareth Williams (Appointed on January 1, 2014)	Director

Michael Menezes (Appointed on January 1, 2014)	Director

John Freeland (Appointed on September 1 , 2014)	Director

Francoise Gri (Appointed on May 6, 2015)	Director

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2016	2015	2014
Cost of Revenue
Datacap	—	—	21
Key management personnel*
Remuneration and short-term benefits	4,671	3,763	3,890
Defined contribution plan	84	82	108
Other benefits	14	14	30
Share-based compensation	8,674	5,759	3,259

*	Defined benefit plan is not disclosed as these are determined for the Company as a whole.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others that are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and Accidents Happen Assistance Limited (which provide automobile repair through a network of third party repair centers), and WNS Legal Assistance LLP (which provides legal services in relation to personal injury claims), which constitute WNS Auto Claims BPM, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPM” and “WNS Auto Claims BPM”.

The Group Chief Executive Officer has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except in cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost. The Company uses revenue less repair payments (non-GAAP) for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2016 are as follows:

	Year ended March 31, 2016
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$508,864	$53,315	$—	$562,179
Segment revenue	$509,268	$53,315	$(404)	$562,179
Payments to repair centers	—	31,170	—	31,170

Revenue less repair payments (non-GAAP)	509,268	22,145	(404)	531,009
Depreciation	15,090	345	—	15,435
Other costs	377,051	22,966	(404)	399,613

Segment operating profit/(loss)	117,127	(1,166)	—	115,961
Other income, net	(7,461)	(1,033)	—	(8,494)
Finance expense	278	—	—	278

Segment profit/(loss) before income taxes	124,310	(133)	—	124,177
Provision for income taxes	20,905	275	—	21,180

Segment profit/(loss)	103,405	(408)	—	102,997
Amortization of intangible assets				25,198
Share-based compensation expense				17,919

Profit/(loss)				$59,880

Addition to non-current assets	$30,757	$1,101	$—	$31,858
Total assets, net of elimination	373,195	152,256	—	525,451
Total liabilities, net of elimination	$36,660	$80,602	$—	$117,262

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 10.9% of the Company’s total revenue for the year ended March 31, 2016. The receivables from this customer comprised 10.0% of the Company’s total accounts receivables as at March 31, 2016.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2015 are as follows:

	Year ended March 31, 2015
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$472,840	$61,053	$—	$533,893
Segment revenue	$473,056	$61,053	$(216)	$533,893
Payments to repair centers	—	30,878	—	30,878

Revenue less repair payments (non-GAAP)	473,056	30,175	(216)	503,015
Depreciation	14,027	360	—	14,387
Other costs	360,299	24,403	(216)	384,486

Segment operating profit	98,730	5,412	—	104,142
Other income, net	(11,140)	(772)	—	(11,912)
Finance expense	1,332	—	—	1,332

Segment profit before income taxes	108,538	6,184	—	114,722
Provision for income taxes	21,246	1,171	—	22,417

Segment profit	87,292	5,013	—	92,305
Amortization of intangible assets				24,192
Share-based compensation expense				9,499

Profit				$58,614

Addition to non-current assets	$20,923	$1,785	$—	$22,708
Total assets, net of elimination	393,152	137,149	—	530,301
Total liabilities, net of elimination	$78,539	$62,656	$—	$141,195

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 13.4% of the Company’s total revenue for the year ended March 31, 2015. The receivables from this customer comprised 9.8% of the Company’s total accounts receivables as at March 31, 2015.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2014 are as follows:

	Year ended March 31, 2014
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$439,654	$62,967	$—	$502,621
Segment revenue	$439,916	$62,967	$(262)	$502,621
Payments to repair centers	—	31,100	—	31,100

Revenue less repair payments (non-GAAP)	439,916	31,867	(262)	471,521
Depreciation	13,366	594	—	13,960
Other costs	353,892	23,848	(262)	377,478

Segment operating profit	72,658	7,425	—	80,083
Other income, net	(8,600)	(925)	—	(9,525)
Finance expense	2,948	—	—	2,948

Segment profit before income taxes	78,310	8,350	—	86,660
Provision for income taxes	12,293	1,996	—	14,289

Segment profit	66,017	6,354	—	72,371
Amortization of intangible assets				23,789
Share-based compensation expense				6,935

Profit				$41,647

Addition to non-current assets	$17,321	$1,487	$—	$18,808
Total assets, net of elimination	408,972	129,453	—	538,425
Total liabilities, net of elimination	$162,896	$50,559	$—	$213,455

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 15.2% of the Company’s total revenue for the year ended March 31, 2014. The receivables from this customer comprised 10.4% of the Company’s total accounts receivables as at March 31, 2014.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014
Jersey, Channel Islands	$—	$—	$—
UK	264,889	281,928	265,026
US	155,345	138,501	137,369
Europe (excluding UK)	34,732	28,758	26,989
South Africa	30,086	17,405	20,502
Australia	40,308	34,193	18,510
Rest of the world	36,819	33,108	34,225

Total	$562,179	$533,893	$502,621

The Company’s non-current assets (excluding goodwill and intangibles) by geographic area are as follows:

	As at March 31,
	2016	2015
Jersey, Channel Islands	$—	$—
UK	2,114	4,133
North America	2,923	3,266
India	25,744	28,066
South Africa	8,705	2,830
Philippines	6,781	4,420
Rest of the world	4,150	5,515

Total	$50,417	$48,230

27. Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between fiscal 2017 and 2028. The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2016 are as follows:

Operating lease
Less than 1 year	$20,237
1-3 years	37,423
3-5 years	27,511
More than 5 years	27,853

Total minimum lease payments	$113,024

Rental expenses were $24,313, $23,794 and $22,994 for the years ended March 31, 2016, 2015, and 2014, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Capital commitments

As at March 31, 2016 and 2015, the Company had committed to spend approximately $4,389 and $3,107, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $868 and $895 as at March 31, 2016 and 2015, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $400 and $510 as at March 31, 2016 and 2015, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

The capital structure as at March 31, 2016 and 2015 was as follows:

	As at
	March 31, 2016	March 31, 2015	% Change
Total equity attributable to the equity shareholders of the Company	$408,189	$389,106	5%
As percentage of total capital	100%	94%
Short term line of credit	—	12,881	(100)%
Long term debt(1)	—	12,828	(100)%
Total debt	$—	$25,709	(100)%
As percentage of total capital	0%	6%

Total capital (debt and equity)	$408,189	$414,815	(2)%

Note:

The Company is fully equity-financed. This is also evident from the fact that debt represented 0% and 6% of total capital as at March 31, 2016 and 2015, respectively.

29. Other matters

Value Edge Research Services Pvt. Ltd

On March 11, 2016, the Company entered into a definitive agreement, subject to regulatory approval and other customary conditions, to acquire all outstanding equity shares of Value Edge Research Services Pvt. Ltd (‘Value Edge’), a leading provider of commercial research and analytics services to clients in the Pharma / Biopharma industry for a purchase consideration of $17,500 plus working capital adjustment, if any. The acquisition of Value Edge is expected to deepen the Company’s domain and specialized analytical capabilities in the growing pharma market, and provide the Company with a technology asset which is leverageable across clients and industries.

The Company has incurred acquisition related costs of $155 presented in “General and administrative expenses” in the consolidated statement of income.