Form 20-F
period 2017-03-31
WNS (HOLDINGS) LTD
filed 2017-06-29
CIK 1356570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

As at March 31, 2017, 50,012,559 ordinary shares (excluding 3,300,000 treasury shares), par value 10 pence per share, were issued and outstanding, of which 49,721,174 ordinary shares were held in the form of American Depositary Shares (“ADSs”). Each ADS represents one ordinary share.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company,” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17     ☐  Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

WNS (HOLDINGS) LIMITED

Ex-4.12 Stock Purchase Agreement dated as of January 10, 2017 by and among WNS North America Inc. and the Sellers, the Optionholders and the Sellers Representative (each as defined therein).

Ex-4.13 Stock Purchase Agreement and Plan of Merger dated as at March 15, 2017 by and among WNS Global Services Private Limited, WNS North America Inc., WNS Healthcare North America LLC, HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein).

Ex-4.14 Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong.

Ex-4.15 Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited and Standard Chartered Bank, UK.

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

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton India LLP, independent registered public accounting firm

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “RMB” are to the legal currency of China and references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka. Our financial statements are presented in US dollars. Our financial statements included in this annual report are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

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

We refer to information regarding the business process management (“BPM”) industry, our company and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data. BPM services are also sometimes referred to as business process outsourcing (“BPO”) services.

This annual report also includes information regarding the BPM market from the “Gartner Inc., Forecast: IT Services, Worldwide, 2015-2021 1Q17 Update” report dated March 21, 2017 by Gartner Inc. (which we refer to herein as the “Gartner Report”). The Gartner Report described herein contains data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report are subject to change without notice.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	our dependence on a limited number of clients in a limited number of industries;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management industry;

•	technological innovation;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

•	our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share;

•	future regulatory actions and conditions in our operating areas; and

•	volatility of our ADS price.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2017, 2016, 2015, 2014 and 2013 have been prepared in conformity with IFRS, as issued by the IASB.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following selected consolidated statement of income data for fiscal 2017, 2016 and 2015 and selected consolidated statement of financial position data as at March 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for fiscal 2014 and 2013 and selected consolidated statement of financial position data as at March 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2017	2016	2015	2014	2013
	(US dollars in millions, except share and per share data)
Consolidated statement of income data:
Revenue	$602.5	$562.2	$533.9	$502.6	$460.3
Cost of revenue(1)	403.3	365.4	342.7	327.7	311.0

Gross profit	199.2	196.8	191.2	174.9	149.3
Operating expenses:
Selling and marketing expenses(1)	32.6	30.8	31.1	35.2	30.2
General and administrative expenses (1)	91.7	78.9	70.0	55.4	57.1
Foreign exchange loss/(gains), net	(14.5)	(11.0)	(4.6)	11.2	5.5
Impairment of goodwill	21.7	—	—	—	—
Amortization of intangible assets	20.5	25.2	24.2	23.8	26.4

Operating profit	47.2	72.9	70.5	49.4	30.1
Other income, net	(8.7)	(8.5)	(11.9)	(9.5)	(4.8)
Finance expense	0.5	0.3	1.3	2.9	3.6

Profit before income taxes	55.3	81.1	81.0	55.9	31.3
Provision for income taxes	17.5	21.2	22.4	14.3	9.9

Profit	$37.8	$59.9	$58.6	$41.6	$21.4

Earnings per share of ordinary share:
Basic	$0.75	$1.17	$1.14	$0.82	$0.43
Diluted	$0.71	$1.12	$1.10	$0.79	$0.41
Basic weighted average ordinary shares outstanding	50,582,852	51,372,117	51,633,516	50,958,864	50,309,140
Diluted weighted average ordinary shares outstanding	52,940,308	53,639,670	53,428,981	52,689,157	51,711,532

	As at March 31,
	2017	2016	2015	2014	2013
	(US dollars in millions)
Consolidated statement of financial position data:
Assets
Cash and cash equivalents	$69.8	$41.9	$32.4	$33.7	$27.9
Investments	112.0	133.0	133.5	83.8	46.5
Trade receivables including unbilled revenue, net	109.3	99.2	95.5	96.7	90.0
Other current assets(2)	71.9	48.4	53.7	39.6	39.5

Total current assets	363.0	322.5	315.1	253.9	203.8

Goodwill and intangible assets, net	230.6	103.4	122.4	152.9	179.2
Property and equipment, net	54.8	50.4	48.2	45.2	48.4
Deferred tax assets	16.7	22.5	21.3	37.1	41.6
Investments	0.4	—	—	28.7	43.2
Other non-current assets(3)	38.5	26.7	23.3	20.8	18.6

Total non-current assets	341.1	203.0	215.2	284.6	331.1

Total assets	704.1	525.5	530.3	538.4	534.9

Liabilities and equity
Current portion of long term debt	27.6	—	12.8	12.6	7.7
Trade payables	14.2	19.9	22.7	29.1	29.3
Other current liabilities(4)	106.9	83.5	92.5	143.2	145.4

Total current liabilities	148.7	103.4	128.0	184.8	182.4

Long term debt	89.1	—	—	13.5	33.7
Other non-current liabilities(5)	51.2	13.9	13.2	15.1	18.2

Total non-current liabilities	140.3	13.9	13.2	28.6	51.9

Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 53,312,559, 52,406,304, 51,950,662, 51,347,538 and 50,588,044 shares each as at March 31, 2017, 2016, 2015, 2014 and 2013, respectively)	8.3	8.2	8.1	8.0	7.9
Share premium	338.3	306.9	286.8	276.6	269.3
Other shareholders’ equity (6)	163.2	123.6	94.2	40.3	23.4

Total shareholders’ equity, including shares held in treasury	509.8	438.7	389.1	325.0	300.6

Less: 3,300,000 shares as at March 31, 2017, 1,100,000 shares as at March 31, 2016 and Nil shares as at March 31, 2015, 2014, and 2013, held in treasury, at cost	(94.7)	(30.5)	—	—	—

Total shareholders’ equity	415.1	408.2	389.1	325.0	300.6

Total liabilities and equity	$704.1	$525.5	$530.3	$538.4	$534.9

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2017	2016	2015	2014	2013
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$602.5	$562.2	$533.9	$502.6	$460.3
Gross profit as a percentage of revenue	33.1%	35.0%	35.8%	34.8%	32.4%
Operating income as a percentage of revenue	7.8%	13.0%	13.2%	9.8%	6.5%
Non-GAAP Financial Data:
Revenue less repair payments (non-GAAP)(7)	$578.4	$531.0	$503.0	$471.5	$436.1
Gross profit as a percentage of revenue less repair payments (non-GAAP)	34.4%	37.1%	38.0%	37.1%	34.2%
Operating income as a percentage of revenue less repair payments (non-GAAP)	8.2%	13.7%	14.0%	10.5%	6.9%
Operating Data:
Number of employees (at year end)	33,968	32,388	28,890	27,020	25,520

Notes:

(1)	Includes the following share-based compensation expense amounts:

	For the year ended March 31,
	2017	2016	2015	2014	2013
	(US dollars in millions)
Cost of revenue	$2.8	$1.9	$0.8	$1.3	$1.0
Selling and marketing expenses	$1.7	$1.4	$0.8	$0.6	$0.4
General and administrative expenses	$18.5	$14.6	$7.9	$5.0	$3.9

(2)	Consists of funds held for clients, derivative assets and prepayments and other current assets.
(3)	Consists of non-current portion of derivative assets and other non-current assets.
(4)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, short term line of credit, deferred revenue, current taxes payable and other liabilities.
(5)	Consists of non-current portion of derivatives liabilities, pension and other employee obligations, deferred revenue, deferred tax liabilities and other non-current liabilities.
(6)	Consists of retained earnings and other components of equity.

(7)	Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non-fault” repair cases with respect to one former client (whose contract with us was terminated with effect from April 18, 2012). The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2017	2016	2015	2014	2013
	(US dollars in millions)
Revenue (GAAP)	$602.5	$562.2	$533.9	$502.6	$460.3
Less: Payments to repair centers(a)	24.1	31.2	30.9	31.1	24.1

Revenue less repair payments (non-GAAP)	$578.4	$531.0	$503.0	$471.5	$436.1

Note:

(a)	Consists of payments to repair centers in our auto claims business (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non-fault” repair cases with respect to one former client as discussed below.

We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. Effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS Assistance Limited, received an approval from the Solicitors Regulatory Authority, UK, to provide legal services in relation to personal injury claims. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments (non-GAAP) to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (non-GAAP) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. For one former client in our “non-fault” repairs business (whose contract with us was terminated with effect from April 18, 2012), we provided only repair management services where we wholly subcontracted the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluated the financial performance of our business with this former client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is, based on revenue less repair payments (non-GAAP). Our “non-fault” repairs business where we provide accident management services, accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

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

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiated a withdrawal process on March 29, 2017, putting the United Kingdom on track to leave the European Union by April 2019. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

39.6% of our revenues and 37.0% of our revenue less repair payments (non-GAAP) for fiscal 2017 and 46.9% of our revenues and 43.8% of our revenue less repair payments (non-GAAP) for fiscal 2016, respectively, are denominated in pound sterling. The extent and duration of any potential decline in the value of the pound sterling to the U.S. dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of the U.K. referendum could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective and it substantially protects us against fluctuations in foreign currency exchange rates through a mix of forwards and options for this current fiscal year.

China continues to have room for economic growth, but such growth opportunities remain subject to political developments and uncertainties in the regulatory framework of the economy. In the US, economic growth is tempered by continuing concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve begins raising interest rates. The policies that may be pursued by the presidential administration in the US (such as the border adjustment tax under consideration) have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth.

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

Changing economic conditions may have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “— Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar and the South African rand could have a material adverse effect on our results of operations.”

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

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2017 and 2016, our five largest clients accounted for 32.1% and 30.7% of our revenue and 33.5% and 32.5% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2017 and 2016, our three largest clients accounted for 21.5% and 24.0% of our revenue and 22.4% and 25.4% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2017, our largest client, Aviva Global Services (Management Services) Private Limited (“Aviva MS”), individually accounted for 9.0% and 9.4% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 10.9% and 11.6% in fiscal 2016, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an online travel agency (“OTA”), provided us with lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013, pursuant to which, it, over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments (non-GAAP) in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

Revenue from Aviva MS under our master services agreement with Aviva MS (the “Aviva master services agreement”) accounts for a significant portion of our revenue and we expect our dependence on Aviva MS to continue for the foreseeable future. The terms of the Aviva master services agreement include termination at will provisions which permit Aviva MS to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, revenue from Aviva MS has decreased in fiscal 2017 and 2016 from fiscal 2015. Part of this decline in revenue is attributable to revised pricing terms and part is attributable to a reduction of services due to automation performed by Aviva MS on their end. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2017 and 2016, 29.6% and 32.4% of our revenue, respectively, and 26.6% and 28.4% of our revenue less repair payments (non-GAAP), respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 21.3% and 19.6% of our revenue, respectively, and 22.1% and 20.7% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

Turbulence in the global economy affects both the industries in which our clients are concentrated and the geographies in which we do business. For further details, see “ — The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, First Magnus Financial Corporation (“FMFC”), a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments (non-GAAP), respectively.

Further, the uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements, which in turn could decrease the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness or uncertainty, particularly weaker economic growth and low inflation in the EU and continued uncertainty in the US. In fiscal 2017 and 2016, 47.5% and 53.3% of our revenue, respectively, and 45.3% and 50.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (including the UK). During the same periods, 32.6% and 27.6% of our revenue, respectively, and 33.9% and 29.3% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in North America (primarily the US). Any further weakening of or uncertainty in the European or US economy will likely have a further adverse impact on our revenue.

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

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippines pesos. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippines pesos would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippines peso appreciates against the US dollar. Although the expected shift in US monetary policy to increase short term interest rates may strengthen the US dollar against a number of currencies, particularly against emerging market currencies, fluctuations between the pound sterling, the Indian rupee, the South African rand, the Australian dollar or the Philippines peso, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the pound sterling, Indian rupee, South African rand, Australian dollar and Philippines peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

The referendum in the United Kingdom regarding withdrawal from the EU has created uncertainty in the British and European economies as the United Kingdom begins to negotiate the terms of its withdrawal, and in the global economy as a whole. See “—The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average pound sterling to US dollar exchange rate was approximately £0.76 per $1.00 in fiscal 2017, which represented a depreciation of the pound sterling by an average of 13.4% as compared with the average exchange rate of £0.66 per $1.00 in fiscal 2016, which in turn represented a depreciation of the pound sterling by an average of 6.4% as compared with the average exchange rate of approximately £0.62 per $1.00 in fiscal 2015.

The average Indian rupee to US dollar exchange rate was approximately ₹67.10 per $1.00 in fiscal 2017, which represented a depreciation of the Indian rupee by an average of 2.6% as compared with the average exchange rate of approximately ₹65.43 per $1.00 in fiscal 2016, which in turn represented a depreciation of the Indian rupee by an average of 7.1% as compared with the average exchange rate of approximately ₹61.12 per $1.00 in fiscal 2015.

The average South African rand exchange rate was approximately R14.07 per $1.00 in fiscal 2017, which represented a depreciation of the South African rand by an average of 2.3% as compared with the average exchange rate of approximately R13.75 per $1.00 in fiscal 2016, which in turn represented a depreciation of the South African rand by an average of 24.3% as compared with the average exchange rate of approximately R11.07 per $1.00 in fiscal 2015.

The average Australian dollar exchange rate was approximately A1.33 per $1.00 in fiscal 2017, which represented an appreciation of the Australian dollar by an average of 2.1% as compared with the average exchange rate of approximately A1.36 per $1.00 in fiscal 2016, which in turn represented a depreciation of the Australian dollar by an average of 15.8% as compared with the average exchange rate of approximately A1.14 per $1.00 in fiscal 2015.

The average Philippines peso exchange rate was approximately PHP 48.18 per $1.00 in fiscal 2017, which represented a depreciation of the Philippines peso by an average of 4.2% as compared with the average exchange rate of approximately PHP 46.22 per $1.00 in fiscal 2016, which in turn represented a depreciation of the Philippines peso by an average of 4.3% as compared with the average exchange rate of approximately PHP 44.31 per $1.00 in fiscal 2015.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, the South African rand or the Philippines peso appreciates significantly against the US dollar. For example, the depreciation of the South African rand against the US dollar in fiscal 2017 and 2016 and the appreciation of the Australian dollar against the US dollar in fiscal 2017 positively impacted our results of operations in these years, whereas the depreciation of the pound sterling against the US dollar in fiscal 2017 and 2016 and the depreciation of the Australian dollar against the US dollar in fiscal 2016 negatively impacted our results of operations in these years.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated), for more information, see “ — Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations”;

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in legal regimes and regulatory requirements;

•	policy changes due to changes in government;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.

For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we expect that we will eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. As a result, we expect the future performance of our WNS Auto Claims BPM segment to decline significantly and we have therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. We performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. The occurrence of other changes in legal regimes or regulatory requirements, or any other events associated with the risks of conducting business internationally, could have a material adverse effect on our results of operations and financial condition.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.

We have operations in eleven countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations that our clients’ business operations are subject to include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK and upcoming regulations such as the General Data Protection Regulation in the European Union, which will be effective from May 2018. Regulatory changes may result in our exiting certain parts of our business.

On account of the global nature of our and our clients’ operations, compliance with diverse legal and regulatory requirements is difficult, time-consuming and requires significant resources. Further, the extent of development of legal systems varies across the countries in which we operate and local laws may not be adequately developed or be able to provide us clear guidance to sufficiently protect our rights. Specifically, in many countries including those in which we operate and/or seek to expand to, the practices of local businesses may not be in accord with international business standards and could violate anti-corruption laws and regulations, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. Our employees, subcontractors, agents, business partners, the companies we acquire and their employees, subcontractors and agents, and other third parties with which we associate, could act in a manner which violates policies or procedures intended to ensure compliance with laws and regulations, including applicable anti-corruption laws or regulations.

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

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made events such as civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises. Non-natural disasters, whether unintentional (such as those caused by accidents) or intentional (such as those caused by terrorist attacks), may also disrupt our operations. While we have implemented business continuity plans for clients where we have contractually agreed to do so, we may not always be able to provide services to our clients for the duration of such incidents.

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

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2018 (including work orders/statement of works that will expire on or before March 31, 2018) represented approximately 15.9% of our revenue and 16.6% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2017. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.

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

Fraud and significant security breaches in our or our clients’ computer systems and network infrastructure could adversely impact our business.

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

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws, such as the border adjustment tax under consideration in the US, may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such legislation could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

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

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional offshore delivery centers in the Asia Pacific and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last seven fiscal years, our employees have increased to 33,968 as at March 31, 2017 from 21,958 as at March 31, 2010. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2013, we opened new facilities in Poland and Vishakhapatnam, or Vizag. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. We now have delivery centers across 11 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US. Further, in February 2011, we received in-principle approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirappalli Navalpattu, special economic zone (“SEZ”), in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited (“ELCOT”) for setting up delivery centers in the future. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Europe.

We have also completed numerous acquisitions. For example, in the first quarter of fiscal 2017, we acquired Value Edge Research Services Private Limited and its subsidiaries (“Value Edge”), a provider of commercial research and analytics services to clients in the pharma industry based in India, the United States and Europe. Value Edge had 129 employees as at March 31, 2017. In January 2017, we acquired Denali Sourcing Services, Inc. (“Denali”), a leading provider of strategic procurement BPM solutions based in the United States. With operations in United States, Turkey, China and India, Denali had 269 employees as at March 31, 2017. In March 2017, we acquired MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), an industry leader in care management based in the United States. HealthHelp had 406 employees as at March 31, 2017. For more information about more recent acquisitions, see “—We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.”

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these potential problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

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

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During each of fiscal 2017, 2016 and 2015, the attrition rate for our employees who have completed six months of employment with us was 34%. We cannot assure you that our attrition rate will not continue to increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

We have incurred a substantial amount of indebtedness in connection with recent acquisitions. As at March 31, 2017, we had total indebtedness of $118.0 million in secured bank loans. See “—Part I—Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

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

Further, the restrictions that may be contained in our loan agreements may limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To fund our capital expenditures, service our indebtedness and fund other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to fund planned capital expenditures and to make payments on our outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing.

If we cannot fund our capital expenditures, service our indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

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

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2017, 2016 and 2015, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. During fiscal 2015, we incurred costs to move our operations from one site in Gurgaon to another. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

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

We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling and marketing expenses, general and administrative expenses and finance expense to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.

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

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in November 2011, we acquired the shareholding of Advanced Contact Solutions, Inc. (“ACS”), our former joint venture partner in WNS Philippines Inc. and increased our share ownership from 65% to 100%. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. For example, in June 2016, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions in the high tech, retail and CPG, banking and financial services, utilities and healthcare verticals. In March 2017, we acquired HealthHelp, an industry leader in care management whose solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. While Value Edge contributed a $0.2 million profit to our results of operations for fiscal 2017, HealthHelp and Denali contributed a $0.3 million loss and a $0.2 million loss, respectively, to our results of operations for fiscal 2017. There is no assurance that these acquisitions will be profitable for us. We also cannot assure you that we will be able to successfully integrate the business operations of Value Edge, Denali or HealthHelp with ours, or that we will be able to successfully leverage the assets of Value Edge, Denali or HealthHelp to grow our revenue, expand our service offerings and market share or achieve accretive benefits from these acquisitions. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. See “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.”

We also face risks arising from acquisitions of businesses reliant upon a small number of key clients. The value of such acquisitions may decline in the event that their key clients decide not to renew their contracts, or decrease their volume of business or the prices paid for services. For example, HealthHelp is reliant on one client. A decline in the volume of business from this client or in the pricing of our services to this client would likely adversely affect our ability to achieve the expected accretive benefits from our acquisition of HealthHelp.

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

We recorded a significant impairment charge to our earnings in fiscal 2017 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.

As at March 31, 2017, we had goodwill and intangible assets of approximately $230.6 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we expect that we will eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. As a result, we expect the future performance of our WNS Auto Claims BPM segment to decline significantly and we have therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. We performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. See also “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, of the total $230.6 million in goodwill and intangible assets we had as at March 31, 2017, $103.6 million pertains to our acquisition of HealthHelp in fiscal 2017. This goodwill and intangible assets associated with our acquisition of HealthHelp is primarily attributable to HealthHelp’s expected business from one client. Pricing of services to this client will be due for renegotiation in fiscal 2019. There is no assurance that the pricing terms will be renewed on terms acceptable to us. If there is a significant decline in the prices charged for services to this client or a decrease in the volume of business from this client, we may be required to review our goodwill and intangible assets for impairment and record a further impairment charge. Further, if, for example, the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited (“Marketics”) and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to no Jersey income tax. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, in December 2015, the Government of India amended the Payment of Bonus Act, 1965, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. As a result, our wage costs in India have increased. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on our operations in the United Kingdom and European Union.

We have operations in the United Kingdom, Romania and Poland. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiated a withdrawal process on March 29, 2017. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. Any of these events may have an adverse effect on our operations in the United Kingdom and the European Union, the value of our ADSs and your investment in our ADSs.

Our business in South Africa is evaluated for compliance with the South African government’s Broad-Based Black Economic Empowerment (“BBBEE”) legislation. Failure to maintain a minimum BBBEE rating would result in a loss of certain government grants, and may also result in us losing certain business opportunities or clients imposing contractual penalties on us.

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard, based on various criteria. South African government grants are available to businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating.

New BBBEE criteria became effective for us from March 2017, according to which an entity receives a new compliance rating from the BBBEE rating agency. Under these new criteria, our rating based on our previous structure and practices would have dropped and we would have been required contractually to improve our rating. We developed a plan to achieve or improve our current rating by the BBBEE verification audit for period ended March 31, 2017 in May 2017. This plan included, among other measures, divesting some of our interests in our South Africa subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved the required rating in our BBBEE verification audit in May 2017 on the basis of the steps taken to comply with the new BBBEE criteria which is valid until May 2018. However, there is no assurance that we will successfully maintain our existing BBBEE rating under the new criteria in our next annual BBBEE verification audit by the BBBEE rating agency, or at all. If we fail to achieve the required minimum BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2017, 2016 and 2015, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $5.2 million, $5.0 million and $3.0 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2017, 2016 and 2015 respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our effective tax rate in India may be impacted by the reduction in the tax exemption enjoyed by operating units under the SEZ scheme.

For example, in the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1,

2011, upon the expiration of this tax exemption, income derived from our STPI operations in India became subject to the prevailing annual tax rate, which is currently, and was in fiscal 2017 and 2016, 34.61%, and was 33.99% in fiscal 2015. See “Part I – Item 4. Information on the Company – B. Business Overview – Regulations.”

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

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received requests for information from, and are in discussions with, the relevant income tax authority in India relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. The Government of India has issued guidelines on General Anti Avoidance Rule (the “GAAR”), which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect any adverse impact on account of the GAAR.

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

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2013 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,394.3 million ($36.9 million based on the exchange rate on March 31, 2017) in additional taxes, including interest of ₹891.3 million ($13.7 million based on the exchange rate on March 31, 2017).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited (“WNS BCS”), each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2017 we have provided a tax reserve of ₹806.2 million ($12.4 million based on the exchange rate on March 31, 2017) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5 – Operating and Financial Review and Prospects—Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of ₹2,890.6 million ($44.6 million based on the exchange rate on March 31, 2017) in additional taxes, including interest of ₹891.1 million ($13.7 million based on the exchange rate on March 31, 2017). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2017, corporate tax returns for fiscal years 2014 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.4 million based on the exchange rate on March 31, 2017) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.2 million based on the exchange rate on March 31, 2017) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2017, we had 50,012,559 ordinary shares (excluding 3,300,000 treasury shares) outstanding, including 49,721,174 shares represented by 49,721,174 ADSs. In addition, as at March 31, 2017, a total of 3,435,112 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our Third Amended and Restated 2006 Incentive Award Plan and our 2016 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

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

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”) and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

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

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes (“PFIC”) with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US Holder.

Our share repurchase program could affect the price of our ADSs.

Our Board of Directors and shareholders have authorized the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $50 per ADS, in the open market from time to time over the next thirty-six (36) months from the date of our shareholders’ approval on March 16, 2016. As at March 31, 2017, we have repurchased 2.2 million of our ADSs pursuant to our current repurchase program. Any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate our Company to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission (“JFSC”) in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 15 Exchange Place, 3rd Floor, Suite 310, Jersey City, New Jersey 07302, US.

We began operations as an in-house unit of British Airways in 1996 and became a business process outsourcing service provider for third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team.

In July 2006, we completed our initial public offering, whereupon our ADSs became listed on the New York Stock Exchange (the “NYSE”) under the symbol “WNS.” In February 2012, in connection with our follow-on offering, we issued new ordinary shares in the form of ADSs, at a price of $9.25 per ADS, aggregating approximately $50.0 million and at the same time, Warburg Pincus divested 6,847,500 ordinary shares in the form of ADSs. In February 2013, Warburg Pincus sold its remaining 14,519,144 ordinary shares in the form of ADSs, thereby divesting its entire stake in our company.

From 2004 to July 2007, we provided business process outsourcing services to Aviva, a major client, pursuant to build-operate-transfer contracts from facilities in Colombo, Sri Lanka and Pune, India. The contracts at that time granted Aviva Global the option to require us to transfer our facilities in Sri Lanka and Pune to Aviva Global, which was the business process offshoring subsidiary of Aviva at that time. In 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global and the transfer was effective in July 2007. In July 2008, we acquired Aviva Global from Aviva and resumed ownership of the Sri Lanka facility. In connection with our acquisition of Aviva Global, we also entered into a master services agreement with Aviva MS in 2008 (the “2008 Aviva master services agreement”), which we replaced with the Aviva master services agreement in September 2014, pursuant to which we provide BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.

We have made a number of acquisitions since fiscal 2003, including our acquisition of Town & Country Assistance Limited, a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing. We subsequently rebranded the company as WNS Assistance, which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners Inc. (which we merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited (“PRG Airlines”) its fare audit services business. In September 2006, we acquired from GHS Holdings LLC (“GHS”) its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate Technologies Limited (“Flovate”), a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In March 2008, we entered into a joint venture with ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. and in November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited (“AHA”) (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired BizAps, a provider of Systems Applications and Products (“SAP®”) solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In June 2012, we acquired Fusion Outsourcing Services (Proprietary) Limited (“Fusion”), a provider of a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. Following our acquisition of Fusion, we have renamed it as WNS Global Services SA (Pty) Ltd. In June 2016, we acquired Value Edge, a leading provider of commercial research and analytics services to clients in the Pharma / Biopharma industry. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions. In March 2017, we acquired HealthHelp, an industry leader in BPM care management.

In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited (“ Noida”), NTrance Customer Services Private Limited, WNS Customer Solutions (Private) Limited (“WNS Customer Solutions”), WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. In another restructuring exercise, three of our subsidiaries, First Offshoring Technologies Private Limited, Hi-Tech Offshoring Services Private Limited and Servicesource Offshore Technologies Private Limited, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. In fiscal 2011 and 2012, we restructured and rationalized our UK and US group companies, wherein three of our UK-based non-operating subsidiaries, Chang Limited, Town & Country Assistance Limited and BizAps, were voluntarily dissolved. In the US, two of our subsidiaries, WNS Customer Solutions North America Inc. and Business Application Associates Inc. were merged with and into WNS North America Inc. In fiscal 2012, we also incorporated a new subsidiary in the US, WNS Global Services Inc., established a new branch of WNS (Mauritius) Limited in the Dubai Airport Free Zone, United Arab Emirates, WNS Mauritius Limited ME (Branch), and de-registered our existing subsidiary WNS Global FZE in the Ras-Al-Khaimah Free Trade Zone, United Arab Emirates or UAE. In fiscal 2013, as part of our restructuring activities, WNS Philippines Inc. was merged into WNS Global Services Philippines, Inc. and ownership of our Costa Rican subsidiary, WNS BPO Services Costa Rica, S.R.L. (formerly known as WNS BPO Services Costa Rica, S.A.), was transferred and is now a subsidiary of WNS North America Inc. In May 2012, WNS Global Services (UK) Limited (“WNS UK”) established a branch in Poland, WNS Global Services (UK) Limited (Spółka Z Ograniczoną Odpowiedzialnością) Oddział W Polsce, Gdańsk. In March 2013, we also established a new branch of Business Applications Associates Beijing Ltd. in Guangzhou, China named Business Applications Associates Beijing Limited Guangzhou Branch. In January 2014, we incorporated a new subsidiary of WNS (Mauritius) Limited in China, WNS Global Services (Dalian) Co. Ltd. In March 2014, we incorporated WNS Legal Assistance LLP in the UK under the Limited Liability Partnership Act, 2000. In November 2014, we established a new branch of WNS Global Services Private Limited in Singapore, WNS Global Services Private Limited (Singapore Branch). In December 2015, we established a new branch of WNS Global Services (UK) Limited in France, WNS Global Services (UK) Limited (Branch) (France), and amalgamated WNS Customer Solutions (Private) Limited, which was a subsidiary of WNS Customer Solutions (Singapore) Private Limited, with WNS Global Services (Private) Limited, an entity based out of Sri Lanka. In February 2016, we established a new branch of WNS Global Services (UK) Limited in Romania, WNS Global Services (UK) Limited London Bucharest Branch.

In April 2016, WNS Workflow Technologies Limited was renamed WNS Assistance Limited and WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated. In June 2016, we incorporated Ucademy (Pty) Limited, a wholly owned subsidiary of WNS Global Services SA (Pty) Limited. In December 2016, we established two new branches of WNS Global Services Netherlands Cooperatief U.A in Ireland and Turkey, namely WNS Global Services Netherlands Cooperatief U.A (Ireland Branch) and WNS Global Services Netherlands Cooperatief U.A. Merkezi Hollanda Istanbul Merkez Subesi (Turkey Branch), respectively. In March 2017, we established WNS Global Services (Dalian) Co. Ltd Shanghai Branch, a new branch of WNS Global Services (Dalian) Co. Ltd. In April 2017, we established the WNS BBBEE Staff Share Trust with the principal objective of creating meaningful participation of the Black employees (as defined in the applicable legislation) of our South African subsidiaries in the growth of the company. We are committed to transformation in South Africa and are implementing this structure to benefit Black People in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment as promulgated by section 9(1) of the Broad-Based Black Economic Empowerment Act No. 53 of 2003 of South Africa. Our organizational structure now comprises 33 entities in 21 countries, and nine branches in Poland, UAE, China, Singapore, France, Romania, Turkey and Ireland. Of these 33 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under the former Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), India. The WNS Cares Foundation was formed for the purpose of promoting corporate social responsibilities and does not qualify as a subsidiary under IFRS 10— Consolidated Financial Statements and hence is not considered for the purpose of preparing our consolidated financial statements.

We have our principal executive office in Mumbai, India, and we have client service offices in Dubai (United Arab Emirates), Jersey City, New Jersey (the US), Sydney (Australia), London (the UK), and Singapore, and we have delivery centers in Guangzhou, Dalian and Shanghai (China), San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik, Pune, Noida and Vizag (India), Manila, Iloilo and Alabang (the Philippines), Gydnia (Poland), Bucharest and Constanta (Romania), Cape Town, Johannesburg, Durban and Port Elizabeth (South Africa), Colombo (Sri Lanka), Zurich (Switzerland), Istanbul (Turkey), Ipswich, Manchester and Mansfield (the UK), and Columbia, South Carolina, Luzerne, Pennsylvania, Pittsburgh, Pennsylvania, Bellevue, Washington, Boston, Massachusetts, Houston, Texas, and New York, New York (the US).

Our capital expenditures in fiscal 2017, 2016 and 2015 amounted to $22.9 million, $27.5 million and $22.9 million, respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2018 to be between $28.0 million to $30.0 million, a significant amount of which we expect to spend on infrastructure build-out, technology-enablement and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2017, we had commitments for capital expenditures of $6.3 million (net of advances to capital vendors) relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $3.1 million in India, approximately $1.0 million in South Africa, approximately $1.0 million in Philippines, approximately $0.9 million in Europe (excluding the UK), and approximately $0.3 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a global consultative BPM company, offering an array of end-to-end industry-specific and cross-industry solutions. We have deep industry and process expertise, and provide technology-led innovation, including intelligent automation tools (such as robotic process automation (“RPA”) and cognitive computing), business process as a service (“BPaaS”) platforms, embedded analytics and proprietary transformational and re-engineering frameworks. We strive to enable our clients to be more efficient and competitive through increased cost savings, better operational flexibility, improved service quality and actionable insights. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

A key element in all our outsourcing engagements is our ability to continually deliver business value to our clients. We derive this ability from our core differentiators of deep industry expertise, cutting-edge technology and analytics, and a client-centric approach. Our industry-focused solution design helps us provide a specialized focus on each of the industries that we target, effectively manage our clients’ business processes and offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals that we currently focus on are: insurance, travel and leisure, diversified businesses (including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment and telecommunication or telecom), utilities, consulting and professional services, healthcare, banking and financial services, and shipping and logistics.

Our portfolio of services includes industry-focused processes that are tailored to address our clients’ specific business and industry requirements. In addition, we offer a set of shared services that are common across multiple industries, including customer interaction services, finance and accounting, research and analytics and technology services.

We measure our execution of our clients’ business processes against multiple performance parameters, and aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We endeavor to build long-term client relationships, and typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2017, 101 and 94 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively. In fiscal 2016, 91 and 84 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively.

As at March 31, 2017, we had 33,968 employees executing approximately 700 business processes for our 349 clients.

In fiscal 2017, our revenue was $602.5 million, our revenue less repair payments (non-GAAP) was $578.4 million and our profit was $37.8 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments (non-GAAP) and a reconciliation of our revenue less repair payments (non-GAAP) to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

The global outsourcing market continues to evolve, with the focus shifting from process improvements to business transformation. While the original drivers of process efficiency, cost advantage and labor arbitrage remain relevant, there is a broader and more strategic narrative to outsourcing today with a strong focus on domain knowledge. Companies are now seeking long-term, strategic relationships with BPM providers and expect them to play a bigger and more profound role in achieving both incremental and transformational outcomes. As companies outsource some of their more complex and high-end business processes, the key consideration for them is the ability of the BPM provider to execute intricate, multi-layered transfer programs and successfully manage these processes on an ongoing basis. As a result, we see the outsourcing marketplace expanding beyond transactional processes to include more complex business processes, consulting, automation, technology-led initiatives, digitization, support for internet of things (“IoT”) capabilities, cloud computing, and research and analytics. Increasingly, companies with the aim of standardizing processes and maximizing the returns on their investments are demanding higher-value, cost-effective services such as process re-engineering and business transformation from their BPM providers. The increased focus on variable cost structures and the creation of tangible business benefit has resulted in alternative service delivery and pricing models such as transaction- and outcome-based models.

Businesses are thus undertaking a rigorous and multi-faceted evaluation process when selecting a BPM provider. Based on our experience, a client typically seeks several key attributes in a business process management provider, including:

•	Domain knowledge and industry-specific expertise;

•	Process expertise across horizontal service offerings;

•	Ability to innovate, add new operational expertise and drive best practices based on internal and external benchmarking;

•	Proven ability to execute a diverse range of mission-critical and often complex business processes;

•	Ability to tie service delivery or process automation with the client’s existing IT infrastructure;

•	Ability to deploy bolt-on tools or applications that can be easily added onto the enterprise architecture;

•	Capabilities to drive improved process standardization across business units and multiple locations, demonstrating strong global delivery capabilities;

•	Analytical capabilities to deliver actionable business insights;

•	Technology-enabled services and solutions, cloud-based offerings and platform-based BPM;

•	Global presence through a mix of offshore, nearshore and onshore delivery centers to access talent and capabilities, create cultural alignment, leverage language skills, and mitigate risks; and

•	Capability to scale employees and infrastructure without a diminution in quality of service.

The recent outsourcing trends have driven BPM providers to be more innovative, strategic and forward looking in their outlook. Against the backdrop of this changed environment, we believe our company with our extensive industry expertise, client-centric approach, global footprint, transformational and re-engineering frameworks and ability to identify levers of change, is well positioned to deliver business value to our clients. We offer technology-enabled and BPaaS solutions that help companies rapidly adapt to changing business conditions. On similar lines, in addition to traditional pricing models based on headcount (often referred to as full-time equivalents (“FTEs”)), we offer transaction and outcome-based pricing models to provide clients with cost flexibility and measurable business benefit. In fiscal 2017, 28.2% of our total revenues were generated from “non-FTE” models. These “non-linear” pricing models, which de-link the relationship between headcount and revenue for BPM providers, create an incentive for the providers to improve the productivity of their employees, increase the use of technology, and enhance the overall efficiency of their operations.

The global business process management industry is a large and growing industry. According to the Gartner Forecast: IT Services, Worldwide, 2015-2021, 1Q17 Update, the worldwide BPO market is estimated to have grown to $157.854 billion in 2016. Gartner has estimated that the revenue for the worldwide BPO market will grow from $157.854 billion in 2016 to $198.907 billion in 2021, which we calculate to represent a compounded annual growth rate of 4.73%.

The following chart sets forth the estimated growth in revenue generated from worldwide BPO services:

Chart created by WNS Global Services based on Gartner research.

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2015-2021, 1Q17 Update. Dated: March 21, 2017.

The Gartner Report(s) described herein (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading global provider of BPM services.

Well-positioned for the evolving BPM market

The BPM industry, which started with the first wave of simple outsourced processes, has now expanded to include complex business processes and higher-value services that involve process re-engineering, business transformation, management of mission-critical operations, and generation of business insights to aid decision-making. We believe that our industry-specific expertise, end-to-end service capabilities, transformation capabilities, technology-enabled solutions, process management skills, embedded analytics, global delivery network and customer-centric approach position us at the forefront of the evolving BPM market.

Deep industry expertise

We have established deep expertise in the industries we target as a result of our vertical organizational structure, legacy client relationships, key acquisitions and the hiring of management with specific industry knowledge. Our deep domain expertise in each of the 12 industries we serve helps us develop keen insights and transform them into leading-edge impactful business solutions with the help of technology, analytics and process rigor. We have developed methodologies, proprietary knowledge and industry-specific technology platforms applicable to our target industries that allow us to provide industry-focused solutions and be more responsive to customer needs within these industries.

We have organized our company into business units aligned along each of the industries on which we focus. By doing so, we are able to approach clients in each of our target industries with a combined sales, marketing and delivery effort that leverages our in-depth industry knowledge and industry-specific technology platforms and solutions.

We have received numerous recognitions for our industry leadership. Our awards and recognitions in fiscal 2017 and 2016 are set forth below:

Insurance:

•	A “Leader” in Everest Group’s Property and Casualty Insurance BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2016

•	A “Major Contender” in Everest Group’s Life and Pensions Insurance BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2016

•	A “Leader” in NelsonHall’s NEAT for Life Annuities & Pensions Business Process Services 2016

Finance and Accounting:

•	A “Winner’s Circle” player in HfS Research’s Blueprint Report: Finance As-a-Service 2016

•	A “Major Contender” in Everest Group’s Finance and Accounting Outsourcing (“FAO”) – Service Provider Landscape with PEAK Matrix™ Assessment 2016

Banking and Financial Services:

•	A “High Performer” in HfS Research’s Blueprint Report: Capital Markets Operations 2017

•	A “Major Contender” in Everest Group’s Capital Markets BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2016

•	A “Major Contender” in Everest Group’s Banking BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2016

•	A “Major Contender” in Everest Group’s Retail Banking BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2016

Customer Interaction Services:

•	A “High Performer” in HfS Research’s Blueprint Report: Contact Center Operations 2016

•	A “Leader” in NelsonHall’s NEAT for Customer Management Services 2016

•	A “Major Contender” in Everest Group’s Contact Center Outsourcing – Service Provider Landscape with PEAK Matrix™ Assessment 2016

•	An “Execution Powerhouse” in HfS Research’s Blueprint Report Digitally Enabled Contact Center 2016

Procurement and Supply Chain:

•	A “Major Contender” in Everest Group’s Procurement Outsourcing (“PO”) – PO Service Provider Landscape with PEAK Matrix™ Assessment 2016

•	An “Execution Powerhouse” in HfS Research’s Blueprint Report: Procurement As-a-Service 2016

Analytics:

•	A “Major Contender” in Everest Group’s Analytics Business Process Services – Service Provider Landscape with PEAK Matrix™ Assessment 2016

•	A “Major Performer” in IDC MarketScape: Worldwide Business Analytics BPO Services 2016 Vendor Assessment

•	A “Leader” in NelsonHall’s NEAT for Transforming Customer Management Services through Analytics 2016

Corporate:

•	AON Best Employer India 2017 Award

•	Two Aecus Innovation Awards 2016:

•	For British Gas

•	For Thomas Cook

•	National Association of Software and Services Companies (“NASSCOM”) Partnership Award 2016 for Lytx

•	Golden Peacock Innovation Management Award 2016

•	Five 2016 Business Process Enabling South Africa National Industry Awards:

•	Best Contact Centre Operational Manager

•	Best Contact Centre Supervisor

•	Best Client Services Manager (Outsourced Services)

•	Best Community Spirit

•	International Best Outsourced Contact Centre Mega (1000+)

•	Occupational Safety and Health Innovation Awards 2016 for Innovation category (Silver Award)

•	Two Shared Services & Outsourcing Network (“SSON”) Excellence Awards 2016:

•	Best Outsourcing Partnership (Silver Award)

•	Best Process Innovation (honorary mention)

•	Three National Energy Conservation Awards 2016 for BPO Building Sector Category (1st prize, 2nd prize and certificate of merit)

•	Recognized as a Leader in International Association of Outsourcing Professionals Global Outsourcing 100 ranking 2017

•	Two Stevie Awards for Excellence in Sales & Customer Service 2017:

•	e-Commerce Customer Service Award (Bronze Award)

•	Business Intelligence Solution – New (Gold Award)

Human Resources (“HR”):

•	SSON Australasia 2016 for Excellence in People and Culture Creation (Honorary mention)

•	Business World HR Excellence Award 2016 for Excellence in Talent Acquisition

Technology:

•	Two International Data Group Chief Information Officer Awards 2016:

•	Business Transformers

•	Collaboration Champions

•	Innovative Chief Information Officer Award 2016 for Innovation

•	Two Data Security Council of India Excellence Awards 2016:

•	Best Privacy Practices in IT-BPM Sector

•	Privacy Leader of the year (Finalist Certificate)

Quality:

•	Golden Star Six Sigma Awards 2016 for Best use of Six Sigma in Customer Service

•	World Quality Congress Award 2016 for Best Six Sigma Project in Travel Sector

•	Sri Lanka Association of Software Service Companies Award 2016 for Excellence in Quality Management

•	Two National Quality Excellence Awards 2017:

•	Best Business Process Excellence Program

•	Best Quality Assurance Management Program in BPO Sector

Learning and Development:

•	Golden Peacock National Training Award 2016

•	HR Tech Conference and Awards 2016 for Most Innovation Training and Development Program

•	Society for Human Resource Management Excellence Awards 2016 for Excellence in Developing Leaders of Tomorrow

Corporate Social Responsibility:

•	Asian Customer Engagement Forum Customer Engagement Awards 2016 for Customer Engagement through Corporate Social Responsibility

•	Golden Peacock Global Award 2017 for Corporate Social Responsibility

End-to-end service portfolio including higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to shift away from reliance on services that are less integral to our clients’ operations, such as commoditized voice and transactional services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer an array of higher-value, judgment-based services that seek to not only reduce cost and improve operating efficiency, but enable improved decision-making, competitive positioning and business outcomes for executive officers. These include high-end finance and accounting services, including strategic sourcing through supply chains, transformation services, technology-enabled offerings and analytics capabilities. We also provide a wide array of industry-specific solutions, which cut across these traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements and provide business insights specific to their industry.

We have also developed and continue to develop technology-enabled, or “automated,” solutions that utilize our proprietary software and licensed software in conjunction with our core business process management services. These integrated, technology-enabled solutions allow us to offer higher-value, differentiated services which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software tools, platforms and expertise with our service capabilities to deliver business solutions to the marketplace. We believe these technology-enabled “automated” solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

To this end, we offer platform-enabled BPM or BPaaS that tightly integrates our domain expertise, business processes, automation, embedded analytics and a cloud-based infrastructure.

Proven global delivery platform

We deliver our services from 48 delivery centers around the world, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US. Our ability to offer services delivered from a mix of onshore, nearshore and offshore locations benefits our clients from the perspectives of access to skills and talent, cultural alignment, language capabilities, risk mitigation, scalability, efficiency and cost-effectiveness.

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

We seek to enhance our value proposition to our clients by providing them with flexible pricing models that align our objectives with those of our clients. In addition to traditional full-time equivalent-based pricing, we provide alternative pricing models such as transaction-based pricing and outcome-based pricing. A sizable percentage of our revenue, being 28.2% in fiscal 2017, is derived from these “non-FTE”-based pricing models. These models enable our clients to pay only for actual work performed or tangible benefit received.

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

Experience in transitioning processes and running them efficiently

Many of the business processes that our clients outsource to us are critical and core to their operations, requiring substantial program management expertise. Our rigorous program management methodology and proprietary toolsets are designed to ensure smooth transfer of business processes from the client to WNS. Our experienced program management team has transferred approximately 700 business processes for our clients globally.

“EnABLE” is our results-oriented transition methodology designed to enable us to engage with a client closely; address the client’s concerns and needs; identify, discover and diagnose loopholes if any; and enable efficient and timely migration of the client’s process from the existing environment to WNS. This methodology is continuously upgraded with our learnings and experiences from various transitions.

We focus on delivering our client processes effectively on an ongoing basis. We have a robust quality management system and we have maintained continual compliance with International Standard Organization (“ISO”) 9001:2008 and ISO 27001 standards. We apply Lean Six Sigma methodologies, which combine Six Sigma, a methodology designed to improve consistency across processes, and Lean, an engineering methodology to further improve our process delivery. We invest in training and development to equip our employees with Lean Six Sigma knowledge and skills, and encourage them to identify key opportunity areas within different processes and drive operational excellence.

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

The WNS Learning Academy is a training construct designed to build a culture of perpetual learning by placing the employees on a learning path, which imparts knowledge, builds confidence and enables advancement. As a part of the WNS Learning Academy, we have created specific Domain Universities, which enable individuals at any level of the organization to continuously improve their industry knowledge and prepare for increasingly complex, domain specific roles.

As part of their development, we have launched programs for our front line managers and top employees to help them improve their performance in their current roles and to develop new skill sets to enable them to take on new roles. These programs include our business intervention programs “Beyond Horizon,” “Inspire,” “TransforME,” “Empower,” “Evolve,” and “Ascend,” which are all programs designed to identify promising employees at various levels of the organization and empower them with the requisite skills to grow and eventually step into senior leadership roles.

We have put in place our New Leadership Competency framework, which serves as a tool to help leaders measure the necessary skill sets and behavioral patterns required to excel in the current and future roles.

In addition, we create individual development plans for our top talent based on inputs from our line managers and business units heads to help further their career development.

Our aim is to develop a high performing global team and increase our employees’ effectiveness. We expect to increasingly leverage technology to create a learning organization.

Experienced management team

We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. Members of our executive and senior management team have, on average, over 20 years of experience in diverse industries, including in the business process and information technology outsourcing sector, and in the course of their respective careers have gathered experience in developing long-standing client relationships, leveraging technology, launching practices in new geographies, developing new service offerings and successfully integrating acquisitions.

Business Strategy

Our objective is to strengthen our position as a leading global business process management provider. We seek to increase our client base, expand our existing relationships, further develop our industry expertise, enhance our value proposition to our clients, develop new business services, leverage analytics to create actionable insights, enhance our brand, develop technology-enabled services and solutions, expand our global delivery platform and make select acquisitions.

We have made significant investments to accelerate our growth. These investments include:

•	Expansion and reorganization of our sales force;

•	Increase in the expertise and management capability within our sales force;

•	Expansion of other sales channels including the development of new partnerships and alliances and broadening our engagement with outsourcing industry advisors and analysts;

•	Increase in the range of services and solutions offered to our clients across different industries and business functions;

•	Establishment of our Capability Creation Group to facilitate the creation of new client offerings and automation of solutions;

•	Increased focus on analytics through internal investment, strategic partnerships and acquisitions;

•	Increased use of technology in our service offerings, including the development of new technology-enabled solutions;

•	Expansion of our global delivery platform; and

•	Focused strategic acquisitions to improve our capabilities.

The key elements of our growth strategy are described below:

Increase business from existing clients and add business from new clients

We have organized our company into vertical business units to focus on each of the industries that we target and to more effectively manage our clients’ business processes and to offer customized solutions designed to solve their business challenges. Our sales force of 86 members as at March 31, 2017, provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (farmers) and another focused on seeking new clients (hunters).

We seek to expand our relationships with existing clients by identifying additional processes that can be transferred to our global delivery centers, cross-selling new services, adding technology-based offerings, utilizing analytics to create actionable insights, and expanding into other lines of business and geographies within each client. Our account managers and client partners have industry-specific knowledge and expertise, and are responsible for maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new outsourcing opportunities. As a result of this strategy, we have built a strong track record of extending the scope of our client relationships over time.

For new clients, we seek to provide value-added solutions by leveraging our deep industry knowledge, process expertise, technology-enablement, analytics capabilities and transformation solutions. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process management practices in various industries and business sectors. We intend to leverage our knowledge of the insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; healthcare; banking and financial services; and shipping and logistics industries, to penetrate additional client opportunities within these industries. To complement our industry-focused approach, we continue to invest in talent, analytics and technology platforms with the goal of expanding our business and acquiring industry specific expertise to improve our service offerings across industries.

Provide higher value added services

We enhance our value proposition to our clients by leveraging our industry-specific expertise; our portfolio of higher-value services such as our finance and accounting services, research and analytics services, transformation services and technology-enabled solutions; and our flexible pricing models. We expect that as the BPM market further matures, the demand for industry-specific services and non-linear pricing models will increase. Accordingly, we have made significant investments in both these areas which we expect will give us a competitive advantage. We intend to broaden the scope of our higher-value service offerings to capture new market opportunities. By delivering a wider portfolio of higher-value services to our clients, and migrating them towards transaction and outcome-based pricing models, we aim to move up the value chain with our clients and thereby enhance the size, strength and profitability of these relationships.

In January 2012, we established our Capability Creation Group, which is responsible for facilitating the creation of new industry-leading solution offerings, transformation methodologies and frameworks, and process reengineering offerings. These solution offerings include automation of manual processes, solving operational challenges and enhancing productivity and efficiencies for client organizations. We intend to continue to expand on capability creation to drive process excellence, technology development, and new solutions and capabilities to address client needs.

Enhance awareness of the WNS brand name

Our reputation for operational excellence and domain expertise among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth references that have helped us to scale our business. We are actively increasing our efforts to enhance awareness of the WNS brand in our target client and employee markets. To accomplish this, we have a dedicated global marketing team comprised of experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, publication of articles and white papers, webinars and podcasts, internet and digital media, and other initiatives that create enhanced visibility of the WNS brand and establish WNS’ thought leadership capabilities in the BPM industry. In addition, we are working to improve visibility and positioning with the BPM industry analysts, sourcing advisors, general management consulting firms, and boutique outsourcing firms, who are often retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications, and aid in the partner selection process.

Expand our delivery capabilities

We currently operate from 48 delivery centers located in 11 countries around the world. In fiscal 2017, we expanded our delivery capacity by 1,601 seats or approximately 6.1% of our capacity at the end of fiscal 2016. We will expand our global delivery capability through additional delivery centers in onshore, nearshore and offshore locations as well through collaborations with other providers, based on client demand and market trends. This approach will allow us to offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

Our acquisition strategy is focused on adding new service offerings and capabilities, technology-enabled automation tools and analytics capabilities, and deeper industry expertise, as well as expanding our geographic delivery platform. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. One of our key objectives is to continue to pursue targeted acquisitions in the future and to rely on our integration capabilities to expand the growth of our business.

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, marketing and delivery processes:

•	Insurance;

•	Travel and leisure;

•	Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom;

•	Utilities;

•	Consulting and professional services;

•	Healthcare;

•	Banking and financial services; and

•	Shipping and logistics.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), in the areas of customer interaction services, finance and accounting, research and analytics and technology services. In addition, our global transformation practice offers higher-value services such as transformation services, which are designed to help our clients modify their business processes to enhance productivity, and manage changes in the business environment and leverage business knowledge to increase market competitiveness. We help clients drive these initiatives with technology-enabled solutions, process re-design including quality initiatives such as Six Sigma or Lean, and business analytics.

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

Vertical Business Units:

Insurance

Our insurance services (actuarial and non-actuarial) are structured into three lines of business offerings customized for property and casualty insurance, life and annuities, and healthcare. We cater to a diverse and sizeable number of clients globally and have significant experience across a broad range of insurance product lines.

The key insurance industry sectors that we serve include:

•	Life, annuity and property and casualty insurers;

•	Insurance brokers and loss assessors, property and casualty insurance providers, re-insurance brokers and motor insurance companies;

•	Self-insured auto fleet owners;

•	Lloyds of London Market; and

•	Healthcare payers.

Our insurance business vertical includes our auto claims business, consisting of WNS Assistance Limited, AHA, WNS Assistance (Legal) Limited and WNS Legal Assistance LLP, which comprises our WNS Auto Claims BPM segment. We offer a technology-driven model that enables us to handle the entire automobile insurance claims cycle.

We offer Broker Connect, an advanced mobility solution that is designed to provide a comprehensive solution to meet the requirements of insurance brokers and financial advisors. It has features such as real-time status update / push notifications on new policy set-up as well as policy amendments. Our eAdjudicator tool automates the end-to-end adjudication process of various types of claims. It is driven by robotic process automation and analytics, and improves the insurer’s claims settlement rate with enhanced efficiency and accuracy. We also offer “WNS IPAS,” an insurance policy administration system integrator that provides a unified view of operations spread across multiple geographies with real-time distribution of work to manage high-transaction volumes.

As at March 31, 2017, we had 7,239 employees working in this business unit. In fiscal 2017 and 2016, this business unit accounted for 29.6% and 32.4% of our revenue 26.6% and 28.4% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Insurance – Service Offerings
Property & Casualty	Actuarial	Analytics	Life & Annuity

Sales & service, underwriting & support, policy administration, risk & compliance,

premium / billing management, claims management, actuarial and research & analytics, shared services (procurement & claims, supply chain, finance & accounting, HR & payroll, consulting services)

Actuarial services in life insurance: In-force model projections / reporting, financial modeling, product management and pricing, capital management, asset liability management;

Actuarial services in property & casualty insurance: Reserving & claims analysis, solvency II & capital modeling, pricing and underwriting support, catastrophe modeling

Claims analytics, subrogation analytics, fraud analytics, customer analytics

Sales & service, underwriting & support, policy administration, risk & compliance,

premium / billing management, claims management, actuarial and research & analytics, shared services (procurement & claims, supply chain, finance & accounting, HR & payroll, consulting services)

Travel and Leisure

We deliver end-to-end services to clients across the travel and leisure industry value chain. We provide a wide range of scalable solutions that support air, car, hotel, marine and packaged travel and leisure services offered by our clients.

The key travel and leisure industry sectors that we serve include:

•	Airlines;

•	Travel agencies, including online travel agencies, tour operators and travel management companies;

•	Global distribution systems providers;

•	Rental car companies and motor clubs; and

•	Hotels and cruise lines.

As at March 31, 2017, we had 8,402 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2017 and 2016, this business unit accounted for 21.3% and 19.6% of our revenue and 22.1% and 20.7% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

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

Research and analytics: Loyalty analytics, customer interaction service analytics, commercial intelligence, flight operations, pricing and revenue management

Technology platforms:

•	VERIFARE PlusSM: Fare audit solution

•	SmartProSM: Interline proration engine that helps airlines arrest revenue leakage through accurate proration of partner revenues

•	QbaySM: Automated queue distribution and workflow management solution, which empowers floor supervisors and process managers to improve operations, minimize costs and enhance customer service

•	RePAXSM: Automated flight disruption management solution, which is designed to help airlines minimize losses and improve passenger experience during flight disruptions

•	WNS’ Commercial Planning Suite: Comprehensive suite of analytic dashboards and decision support tools to assist the various commercial functions of an airline to maximize the revenues, quickly asses key gaps in revenue production and identify root causes

Diversified Businesses (including Manufacturing, Retail, Consumer Products, Media and Entertainment and Telecom)

We deliver comprehensive BPM services for diversified businesses, including manufacturing, retail, consumer products, media and entertainment, and telecom.

As at March 31, 2017, we had 5,032 employees in this business unit. In fiscal 2017 and 2016, this business unit accounted for 17.5% and 15.4% of our revenue and 18.2% and 16.3% of our revenue less repair payments (non-GAAP), respectively.

Manufacturing: Our manufacturing team has rich experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors that we serve include:

•	Electronics manufacturers;

•	Metal and mining companies;

•	Medical equipment manufacturers;

•	Surgical equipment and vision care product manufacturers;

•	Building and construction product manufacturers;

•	Automobile manufacturers; and

•	Process manufacturers.

The following table illustrates the key areas of services provided to clients in this business unit:

Manufacturing—Service Offerings
Supply Chain Planning and Forecasting	Sourcing and Procurement	Fulfillment & Logistics	Warranty and Returns Management	Shared Services	Sales, Marketing and Customer Services
Sales and operations planning, demand forecasting, supply planning, inventory management, inventory analytics	Strategic sourcing, category management, contract management, spending analytics, transactional procurement	Order entry & processing, order tracking, billing / invoicing, transport management, logistics optimization	Warranty customer operations, warranty claims management, parts / repair management, warranty financial management, returns management, customer helpdesk	Finance and accounting services, customer care services, human resource services	Global market opportunities, brand building, go to market strategy, customer services, order management, acquisition analysis, retention analysis

Retail and Consumer Products: Our retail and CPG solutions are designed to help our clients improve customer service, optimize marketing expenditures, reduce operational costs and streamline processes through efficiency, quality and productivity improvements.

The key retail and CPG companies that we serve include:

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

The following table illustrates the key areas of services that we provide to clients in this business unit:

Retail and Consumer Packaged Goods—Service Offerings
Strategy Solutions	Customer Service Solutions	Supply Chain Solutions	Revenue Management Solutions	Global Back-office Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, power brand strategy, marketing spending optimization	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Retailer-supplier collaboration for demand-driven supply chain and retail execution management, supply intelligence, supplier performance and risk monitoring, contract management, supply chain orchestration – global trade shared services, trading partner helpdesks, logistics	Planning and execution of transaction and interaction-based campaign strategies, loyalty management, credit control and collections	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources or indirect procurement; end-to-end low cost shared services for transaction processes and virtual centers of excellence (“CoEs”) for specialized services (e.g., tax and internal audit)

Media and Entertainment: Our media and entertainment solutions are designed to help our clients create new revenue streams, capitalize on emerging digital opportunities, harness new-age consumers to their advantage and boost margins. The key media and entertainment sectors that we serve include:

•	Music;

•	Publishing;

•	Television;

•	Radio;

•	Filmed entertainment;

•	Gaming and animation;

•	Sports entertainment; and

•	Internet and outdoor advertising firms.

Working with some of the largest media and entertainment companies in the world gives us an undisputed advantage in understanding the nuances of the business. We leverage years of industry and process experience, and a large team of digital media experts in delivering new-age cost-effective solutions to clients in this industry.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Media and Entertainment—Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions	Customer Service Solutions	Global Back-office Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization	Digital operations solutions to help companies successfully expand into the digital business; royalty management solutions to help clients manage rights and royalties in both new media and traditional media	Seamless integration of traditional and digital product sales, marketing and distribution to enable clients to roll out timely innovative pricing / packaging strategies	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources or indirect procurement; end-to-end low cost shared services for transaction processes and virtual CoEs for specialized services (e.g., tax and internal audit)

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

The following table illustrates the key areas of services that we provide to clients in this business unit:

Telecommunications—Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and Customer Relationship Management (“CRM”)	Global Back-office Solutions
Lead generation, outbound sales, sales analytics, cross-selling and up-selling analytics, contract administration	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, multi-vendor tracking, order tracking, proactive order management, billing, data management (e.g. forms and administration)	Inbound customer interaction services, logging and monitoring service requests, directory publishing, churn analysis and support, usage analytics, CRM analytics, collection analytics, web correspondence	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources or indirect procurement; end-to-end low cost shared services for transaction processes and virtual CoEs for specialized services (e.g., tax and internal audit)

Utilities

We are a leading utilities BPM service provider, with deep domain expertise in the management of customer needs across the entire utilities value chain - generation, transmission and distribution. We work with utilities companies globally in the residential, industrial, and small and medium enterprise (“SME”) segments for both prepaid and post-paid metered products.

The key energy and utilities industry sectors we serve include:

•	Oil and gas;

•	Electricity;

•	Water; and

•	Renewable energy.

As at March 31, 2017, we had 3,707 employees working in this business unit. In fiscal 2017 and 2016, this business unit accounted for 9.3% and 10.2% of our revenue, and 9.7% and 10.8% of our revenue less repair payments (non-GAAP), respectively.

We are a strategic outsourcing provider for clients from the US, the UK and Asia-Pacific regions supporting business-to-customer and business-to-business customer segments across our suite of end-to-end meter-to-cash customer management services (including customer acquisition and management, billing and metering, payment processing, credit and collections) - all supported by our analytics expertise. We have capabilities to support clients across processes in oil and gas downstream, electricity distribution, asset management, FAO services in utilities and oil and gas, debt management and other enabling services such as meter reading, bill printing and digital support services (including smart metering). We offer platform integration, application integration, data integration, process integration, component integration, and system integration capabilities to enhance process management through technology-enabled platforms. We also work with clients to offer detailed multi-channel provisioning and social media analytics, such as data mining of structured and unstructured data, and speech and text analysis, with a view to increase customer satisfaction and improve collection rates.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Utilities
Meter-to-Cash Revenue Cycle Operations	Customer Management	Supply Chain Management & Procurement	IT Solutions	Research and Analytics
Customer billing, dispute resolution, exception handling, prepaid account management, billing of unmetered services, credit and collections, payment services, tariff plans, renewals, home move processing	Customer acquisitions, customer retention, customer enhancement, cross- selling / up-selling, customer care – queries, correspondence, asset management	eSourcing, vendor rationalization, supplier management, procurement optimization, sourcing, support, procure-to-pay (“P2P”) transaction, supply chain analytics	Document control and digitization, master data management, enterprise resource planning (“ERP”) implementation and support, meter-to-cash – business-process-as-a-service, robotics – automation, workflow, support for SAP implementations, BPaaS platform solutions for meter-to-cash (“M2C”)	Data mining, decision support services, collections optimizations, customer analytics – segmentation, lifetime value analysis, net promoter score (“NPS”) analysis, predictive analytics, text analytics

Shared Services
Finance & Accounting	Human Resource Management
Order-to-cash, financial analysis, procure-to-pay, accounts receivable / payable, joint venture accounting, royalty accounting, contract accounting services specific to utilities and oil and gas industries	Administration support and payroll services

Consulting and Professional Services

Our consulting and professional services (“CPS”) business unit has a strong India presence coupled with global delivery capabilities, which allows us to serve a diverse and large global client base.

Our CPS business unit offers an array of services to a range of client sectors in consulting and professional services. These sectors include:

•	Content and information publishers;

•	Research and consulting firms;

•	Real estate service firms;

•	Executive search firms;

•	Market research firms;

•	Marketing service providers; and

•	Legal services firms.

As at March 31, 2017, we had 1,490 employees in the business unit. In fiscal 2017 and 2016, this business unit accounted for 6.9% and 7.8% of our revenue and 7.2% and 8.2% revenue less repair payments (non-GAAP), respectively.

We provide a wide range of services from complex business and financial research and analytics to very simple data management operations. Besides providing shared services support to our clients such as finance and accounting, human resource management, customer support and IT and infrastructure management, we provide the following domain-specific services:

Consulting and Professional Services—Service Offerings
Content & Information Publishers	Research and Consulting Firms	Real Estate Services Firms	Executive Search Firms
Content sourcing, indexing / tagging, analysis & product creation, content management, including design and production services for digital / print products	Opportunity assessment, sector / thematic research, target screening, company analysis, including financial modeling, competitive intelligence and benchmarking	Strategy support, sales and marketing support, business research, survey management support, end-to-end conveyancing process, lease preparation & abstraction, contract management	Pitch book support, industry and company research, database clean-up, update and management, name identification, business executive support

Market Research Firms	Marketing Service Providers	Legal Services Firms
End-to-end research operations support: research design, project management, survey programming, data collection, coding, data processing, data analytics and presentation	Industry, company & product research support, market research operations, market research analytics, shopper & CRM analytics, web / digital analytics, 24/7 data management production support, digital content management and production support (designing & development)	Legal support, legal and business research, digital dictation transcription, pitch support, accounts payables & general ledger, employee data management and payroll

Healthcare

We deliver end-to-end BPM services across the healthcare industry value chain. We offer health information management, coding (including current procedural technology and ICD-9 codes for international statistical classification of diseases and related health problems), marketing analytics and data analytics for pharma, Medicare and medical claim processing, revenue- management related processes, and Health Insurance Portability and Accountability Act (“HIPAA”) compliance support.

The healthcare industry segments that we serve include:

•	Durable medical equipment manufacturers;

•	Health insurance companies;

•	Healthcare provider practices and hospitals;

•	Pharmaceutical and biotech companies; and

•	Third-party administrators.

Our recent acquisitions of Value Edge and HealthHelp have considerably strengthened our end-to-end healthcare capabilities and services in the BPM industry. Value Edge strongly positions us in the pharmaceutical and biopharmaceutical industry with research and analytics expertise to support drug development and commercial services. HealthHelp positions us as a strategic provider helping healthcare insurance companies deliver affordable and improved care management through its analytics-based and medical-content rules driven platform which provides an alternative to traditional care management outsourcing.

As at March 31, 2017, we had 2,582 employees in this business unit. In fiscal 2017 and 2016, this business unit accounted for 6.8% and 5.2% of our revenue and 7.1% and 5.5% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to client segments in this business unit:

Healthcare—Service Offerings
Providers	Payer	Durable Medical Equipment Manufacturers	Enterprise Shared Services	Pharmaceutical and Consumer Health
Revenue cycle management, medical coding, bill preparation, receivables management, payment posting, debt analysis	Claims administration, member and provider services, clinical support, overpayment recovery, fraud detection and investigation, utilization management services (i.e., optimizing the payer healthcare spend on areas such as tests and procedures without compromising the patient care-quality-safety norms)	Billing and submissions, fulfillment support, collections, patient services, collection analytics	Finance and accounting, workflow / platforms, research and analytics (knowledge process outsourcing), technology solutions, front-end / mailroom, customer interaction services	Competitive intelligence, pipeline analysis, product profiling, key performance indicators (“KPI”) reporting, epidemiology analysis, market opportunity assessment, social media analysis, key opinion leader (“KOL”) research, modeling and tool building support, pricing analytics, patient data analytics

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

The key banking and financial sectors that we serve include:

•	Retail and commercial banking;

•	Mortgage and loans;

•	Wealth and investment banking;

•	Capital markets and asset management;

•	Financial advisory firms;

•	Financial research and financial market intelligence companies;

•	Trade finance; and

•	Financial institutions.

As at March 31, 2017, we had 1,584 employees working in this business unit. In fiscal 2017 and 2016, this business unit accounted for 4.4% and 5.5% of our revenue and 4.6% and 5.8% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Banking and Financial Services—Service Offerings
Retail Banking	Commercial Banking	Capital Markets	Mortgage Banking

Acquisition: Lead generation and deployment, customer behavioral analysis, campaign management, product development / management and support;

On-boarding: Application scanning and indexing, account opening, product application processing, detailed documentation review and verification, underwriting / spend limit assignment, welcome calls;

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

Bank Secrecy Act / Anti-Money Laundering: Alert elimination, enhanced due diligence, fraud & cyber-crime, politically exposed personnel and negative news

Trade finance: Account opening, bills for collection, export bills negotiation, import bills, letter of credit processing, bank guarantee credit limits;

Credit risk management: Financial spreading, proposal development, reconciliation, credit analysis, collateral management, renewal support, billing and contribution management, audit support;

Cash management: Funds transfer, trade processing, reconciliations, accrual calculations, investigations, payment processing, settlement, reference data management, reporting;

Commercial lending: Account opening, “know your customer,” loan onboarding, documentation, covenant monitoring, billing, statutory accounting;

Treasury services: Cash management, foreign exchange settlements, bill discounting, rates updates, mark to market, margin allocation

Front office: Financial and business research, investment strategy and modeling, order entry, allocation / rebalancing;

Middle office: Reference data management, cash flow forecasting, risk management, amendments / maintenance of existing data, manual trade allocations, manual trade booking, trade exception / rejection management, trade amendment, trade confirmation, queries handling;

Back office – Accounting: Expense and income processing, securities lending, corporate actions processing, fund accounting / net asset value calculations, financial reporting, settlement follow-up with clients;

Back office – Asset servicing : Clearing and settlement, custody / record keeping, stock transfer, collateral management, transfer agency, claims management;

Back office – Treasury: Cash management, cash forecasting, payment processing, invoicing / billing processing

Originations: Indexing, pre-underwriting checklist, pre-funding audit, correspondent indexing, title commitment, credit evaluation, contact point verification, disbursals;

Servicing: Customer service, loan boarding and set-up, adjustable rate mortgage audit, payments processing, assignments and endorsements, lien release, escrow management / periodic analysis, final documents follow up and audit;

Default servicing: Pre-loss mitigation, foreclosure support, borrower research, operations intake, claims processing, investor reporting, closing and monitoring functions, trial period monitoring (forbearance support), loan modification document preparation;

Secondary markets services: Post close audit, due diligence of acquired packets, documentary fulfillment

The following table illustrates our research and analytics practice focused on banking and financial services:

Retail Banking	Investment Banking	Commercial Banking	Wealth Management	Asset Management
Loans, cards, profitability, attrition, risk, fraud	Mergers and acquisitions (“M&A”), initial public offerings, private placements	Financial statement spreading, credit appraisal, risk ratings, portfolio construction, portfolio measurement, probability of default, loss given default exposure at default prediction models	Current investment reviews, new business, pitch books, CRM support, fund research, portfolio research	Fixed income, equities, investment strategies, portfolio monitoring

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

Model Development and Recalibration Actionable models for optimization of operations and strategic planning, insights for changing market conditions

Shipping and Logistics

We deliver a range of industry-specific business processes across the shipping and logistics industry, in addition to providing services in the areas of finance and accounting, customer interaction services, business technology, procurement and human resources administration. We also offer decision support services in the form of research and analytics. To support our shipping and logistics team, we leverage various enabling tools, technologies and our proprietary digitization platform to deliver high-quality service to our customers.

The key shipping and logistics industry sectors that we serve include:

•	Global express and courier companies;

•	Ocean sector – non-vessel operating common carrier, ocean liners, ports and terminals and shipping agencies;

•	Trucking sector – Less-than-truck load, full truck load, truck rental and leasing, compliance, safety and accountability companies;

•	Third and fourth-party logistics; and

•	Freight forwarders.

As at March 31, 2017, we had 1,838 employees working in this business unit. In fiscal 2017 and 2016, this business unit accounted for 4.3% and 3.9% of our revenue, and 4.4% and 4.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to clients in this business unit:

Shipping and Logistics
Sales & Marketing	Customer Service	Document Processing	Operations Support	Finance & Accounting	Research and Analytics	Technology Services
Tariff filing and maintenance, rate quotes, service contract / rate agreement creation and maintenance	Customer file and debtor file administration, customer helpdesk, booking desk-phone, booking desk-e-mail, electronic data interchange / Web, rating	Exports, bill of lading, processing and data entry, advance manifest processing, freight audit, billing and invoicing, vessel closures, imports, import data quality process / checks, arrival notifications, import general manifest filings with customers, delivery order issuance, customers document processing	Vessel schedules – long term support , vessel schedules – coastal, routing module maintenance, hazardous cargo approvals, vendor management – vendor file administration, purchase order / job order creation, gate moves, ship husbanding, stowage planning, bayplan submission and distribution, inbound and outbound trans-shipment, maintenance and repairs, global stock reconciliation, container leasing validation, vessel performance reports, inventory management, chart corrections management, safety and environmental KPI monitoring onshore	Accounts payable, accounts receivables, disbursement accounting, credit and collections, agency reconciliations, general ledger / bank reconciliation, cash reporting and audit / vendor reconciliation, financial management reporting, vendor helpdesk, monthly closing / quarterly / yearly closing, treasury support, agency audits, claims management	Metrics realization & analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, corporate management, revenue analytics, reverse logistics analytics	Intranet support, claims management, data hubbing, E-commerce registration, E-learning module content management, E-learning module content creation

Horizontal Units

Customer Interaction Services

We have a strong track record of supporting customer interaction services while focusing on business outcomes. To increase customer loyalty and satisfaction, we offer tailor-made solutions by leveraging our industry-specific expertise, sophisticated technology, analytics-led transformation suite, and omni-channel digital stack supported by a strong talent pool. Customer interaction services are offered across our vertical business units. As at March 31, 2017, we had 12,175 employees in this horizontal unit. In fiscal 2017 and 2016, this horizontal unit accounted for 27.9% and 26.9% of our revenue, and 29.1% and 28.5% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key customer interaction services that we provide:

Customer Interaction Services—Service Offerings
Services	Channels	Languages

Customer acquisition (sales – up-sell or cross-sell, campaign management),

Customer retention (complaint management, loyalty program management, customer / guest relations),

Customer service (account management, transaction processing, billing and payments),

Collections (early stage, late stage, skip tracing)

Technical helpdesk (support for query levels “L0” and “L1” - website assistance)

Digital customer experience management (web chat, social media, content)

As-a-Service models (quality, training, workforce management)

Analytics (customer segmentation, loyalty management, sentiment analytics, sales analytics)

	Voice (inbound / outbound), interactive voice response, e-mail, chat, social media, short message service (“SMS”), white mail, fax, ChatBots (virtual assistant)	English, French, Italian, Russian, Spanish, Portuguese, German, Hungarian, Greek, Turkish, Finnish, Dutch, Polish, Swedish, Mandarin, Cantonese, Japanese, Korean, Arabic, Filipino (Tagalog), IsiZulu, IsiXhosa, Afrikaans, and more than 20 regional languages

Finance and Accounting

Our finance and accounting service offerings include a full suite of finance and accounting processes, business process re-engineering, and transformation, including automation of finance operations. Finance and accounting services are offered across all our vertical business units.

We have experience in delivering large-scale and complex finance and accounting transformation programs, which include:

•	Industry-specific accounting processes such as royalty accounting, fiduciary accounting, revenue recovery management and airline passenger revenue accounting;

•	Source-to-pay procurement, including strategic sourcing capabilities such as category management, contract management, vendor management and spend analytics;

•	Services across order-to-cash, including order management, supply chain fulfillment support, supply chain management, deductions management, cash application;

•	End-to-end processes ranging from simple, transaction-based processes (such as journals and reconciliations) to high-end, judgment-based processes, such as analytics and treasury;

•	Global risk and compliance services such as forensics, background screening and digital credit screening;

•	Automation suite for accounting activities, including WNS IP best practices, robotics process automations, embedded analytics and reporting under the “CFO TRAC” offerings;

•	Business process re-engineering and transformation tools offering such as our “Process Maturity Model,” which allows for objective assessment of processes, technology and people using performance benchmarks that are customized for the industry and size of the company or “ADAPT,” which is our proprietary business process re-engineering methodology;

•	Rapid, large-scale transitions;

•	Implementation of shared service centers and rationalization of financial systems to optimize and consolidate our clients’ information technology platforms; and

•	Multi-location, multi-system global finance and accounting consolidation.

As at March 31, 2017, we had 4,844 employees in this horizontal unit. In fiscal 2017 and 2016, this horizontal unit accounted for 20.6% and 18.4% of our revenue, and 21.5% and 19.5% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key finance and accounting services we provide:

Finance and Accounting—Service Offerings
Source-to-Pay	Order-to-Cash	Record-to-Report	Decision Support	Corporate Functions
Sourcing services including strategic sourcing & category management, procurement and administration, invoice / expense processing and payment, accounts payables, accounting and treasury support	Accounts receivables, billing and cash application, order management, credit control, collections and deductions management	General accounting, fixed assets, reconciliations, month-end reporting and consolidation, tax filing and reporting, cost accounting, inter-company accounting, statutory reporting	Budgeting, forecasting, variance analysis, management reporting	Treasury, cash management, financial planning and analysis, tax and compliance, decision support, management accounting

Supply Chain Finance	Industry-specific Accounting	Technology Solutions	Governance, Risk, Compliance and Audit Services
Product costing, inventory accounting, manufacturing accounting, supply chain analytics, supply chain fulfillment support	Passenger revenue accounting, revenue audit and recovery, claims management, loan account maintenance, royalty accounting, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing, disbursement accounting	Enterprise resource planning (“ERP”): Implementation, hosting, optimization; Bolt-on tools: Reconciliations, reporting, workbench, query management, web portal; Enablers: Mailroom solution, workflow	Governance consulting, risk analytics services, compliance services and audit services

Proprietary Platform:

•	Proprietary platform-based service offerings include: “CFO TRAC – Finance and Accounting Automation Suite” brand umbrella, and “Xponential — The ERP Card SolutionTM,” a part of our BizAps Procure-to-Pay (P2P) solutions brand umbrella

Our recent acquisition of Denali further strengthened our services across source-to-pay, including strategic sourcing, category management, spend analytics, contract management, catalog (demand management), global procurement, end-to-end accounts payable, industry-specific accounts payable, treasury and accounting support activities.

Research and Analytics

With more than 2,400 employees, our research and analytics practice helps more than 100 global clients make critical business decisions with data-driven insights. We combine our consultative approach with deep domain knowledge and advanced analytics to provide decision support to our clients. Our practice endeavors to support clients with customized big data, machine learning, artificial intelligence, social media analytics and advanced analytics solutions for digital transformation, better customer understanding, improved marketing efficiencies, risk reduction, and insights generation to optimize operations.

Our industry analytics portfolio spans various verticals, including retail and CPG, retail, hospitality, travel, banking and insurance, utilities and other emerging industries.

Our integrated business analytics services provide focused solutions to clients and seek to create long-term business value. We employ suitable tools and techniques based on the business context to generate actionable insights, focus on operational goals of quality and efficiency, and aid transformational initiatives. Our “Data Sciences Group”- a specialized research and development-focused unit comprising data scientists and leading analytics experts, develops cutting-edge products, solutions and capabilities with the view to enhance our clients’ returns on their analytics investments.

As at March 31, 2017, we had 2,405 employees in this horizontal unit. In fiscal 2017 and 2016, this horizontal unit accounted for 13.3% and 12.4% of our revenue, and 13.8% and 13.1% of our revenue less repair payments (non-GAAP), respectively.

The following illustrates the key research and analytics products and services:

WNS “IDEA (Interactive Data Enabled Analytics)” is a suite of domain-specific products that are designed to help clients optimize their results and outperform their competitors. It leverages our domain-focused intellectual property, deep market understanding (gained from the extensive and varied engagements undertaken for multiple clients) and technology prowess. Comprehensive set of industry specific key metrics / KPIs are pre-built in the IDEA suite and more specific metrics can be added based on client requirements.

Product Name	Industry Served
Fare Audit Analytics Suite	Airlines
Contact Center Insights	Contact center (all industries)
Bookings Analysis Suite	Shipping and logistics
Broker Analytics Insights Suite	Insurance
Pharma Sales Insights Suite	Pharmaceutical

“SocioSEERTM” is our proprietary big data analytics platform that lets organizations create brand advantage by harnessing the power of social media. SocioSEERTM combines machine learning and deep domain expertise to help brands proactively manage and outperform their stated goals around brand health, customer centricity and topline growth. The solution is built on a scalable, open source tech stack that uses WNS proprietary RE.CO.IN methodology along with proprietary algorithms.

“BrandttitudeTM” is a cloud-based analytical market intelligence product to track brand performance and perceptions over multiple dimensions across varied data sources to help clients take informed decisions. The product is built using open source technologies on a scalable data harmonization platform.

Research and Analytics—Service Offerings
Analytics Consulting	Marketing Analytics	Digital Analytics
Analytics maturity consulting, data maturity consulting, model validation, partnership evaluation, model conversations, visualization needs assessment, digital transformation, big data consulting	Customer analytics, campaign management and loyalty analytics, sales analytics, market / media mix modeling, market research analytics, pricing analytics, personalization, social media analytics	Social media analytics, web analytics, text mining

Data and Visualization Services	Research	Financial Analytics
Data stitching and analysis, reports and dashboards, visualization tools, data cleansing and aggregation

Business research: Strategic marketing intelligence, competitive research;

Financial research: Credit research, equity research, M&A research, fixed income research

Market research: Survey programming and web surveys

Actuarial analytics, collections analytics, budgeting and forecasting, balance sheet analytics, working capital analytics

Domain-based Analytics
Insurance Analytics	Travel & Leisure Analytics	Banking & Financial Analytics
Claims analytics, subrogation analytics, fraud analytics, customer analytics	Loyalty analytics, customer interaction service analytics, commercial intelligence, flight operations, pricing and revenue management

Data Mining and Data Management: Analysis of structured and unstructured data across the banking and finance sector, organization of data for retrieval and analysis

Reporting, Dash-boarding and Visualization: Generation and presentation of data-driven insights, communication tools for analysts

Model Development and Recalibration: Actionable models for optimization of operations and strategic planning, insights for changing market conditions

Utilities Analytics	Shipping & Logistics Analytics	Healthcare (Pharma & Consumer Health) Analytics
Data mining, decision support services, collections optimizations, customer analytics – segmentation, lifetime value analysis, NPS analysis, predictive analytics, text analytics	Metrics realization and analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, corporate management, revenue analytics, reverse logistics analytics	Competitive intelligence, pipeline analysis, product profiling, KPI reporting, epidemiology analysis, market opportunity assessment, social media analysis, KOL research, modeling and tool building support, pricing analytics, patient data analytics

Technology Services

With a view to consolidate our technology offerings further, we recently launched “WNS TRACTM,” our next-generation suite of BPM enablement technology solutions empowered by robotics, including digital automation, analytics and cloud.

WNS TRACTM is differentiated by our deep domain expertise in strategic verticals and process know-how in key horizontal domains to equip us with an ability to understand and identify suitable technology for our clients’ businesses outcomes. The WNS TRACTM solutions are available in the form of (a) all-inclusive and comprehensive enterprise platforms that are a combination of own IP with key partner products and (b) as plug and play solutions that seamlessly integrate with client’s existing technology environment without the need for a complete overhaul. Also, the solutions are pre-configured with best practices and industrialized accelerators to drive implementation around social, mobility, analytics, cloud, robotics and digital automation, including RPA – with a host of deployment options and commercial models to choose from.

From consulting to application management and operations, WNS TRACTM drives seamless technology deployment across the business process lifecycle with the view to achieve sustained growth and profitability.

As at March 31, 2017, we had 218 employees in this horizontal unit. In fiscal 2017 and 2016, this horizontal unit accounted for 1.5% and 1.4% of our revenue, and 1.6% and 1.4% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates our industry-specific and cross-industry solutions available as part of WNS TRACTM:

WNS TRACTM
Industry-specific solutions
Travel	Insurance	Healthcare	S&L	Utilities	CPG & Retail
• Verifare • SmartPro • Qbay • RePax • Commercial planning suite	• Policy administration • Broker connect • eAdjudicator • Actuarial proprietary platform	• Order-to-cash (“O2C”) for medical device manufacturing • Electronic health records and advanced analytics • Fraud detection for payers	• Shipping document lifecycle management • Billing transformation and analytics	• Meter-to-cash solution • Front-office digital transformation • SMART automation and analytics	• Demand-driven supply chain • All channel solutions • Deductions and warranty management

WNS TRACTM
Cross-industry solutions
Solutions for Chief Financial Officers	Solutions for Chief Procurement Officers	Robotics & Digital Automation	Customer Interaction Services
• WNS P2P solution • WNS O2C solution • WNS record-to-report solution • Reporting and analytics	• WNS source-to-pay solutions • WNS Procurement Card (“P-Card”) solution • WNS supplier portal • WNS spend analytics	• Robotics • Digital automation, including cognitive tech, machine learning, predictive modeling	• Self-service solutions • Agent assist (digital and social engagement) • Interaction and text analytics

Sales and Marketing

The sales cycle for business process management services can be time-consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers, performing analysis (including diagnostic studies and conducting pilot implementations) to demonstrate our delivery capabilities. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and staffed them with hunting, or new sales, professionals, as well as farming, or client relationship, professionals. Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing client’s business needs and to offer appropriate domain-specific solutions.

Our sales and sales support professionals are based in Australia, Dubai, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our global sales support team, which provides critical analytical support throughout the sales cycle. Other key functions provided by our sales support team include generating leads for potential business opportunities and telephone sales support. As at March 31, 2017, our front-line sales teams consisted of 86 members including hunters and farmers. Our front-line sales teams are responsible for identifying and initiating discussions with prospective clients, and selling services in new areas to existing clients. We assign dedicated client partners and / or account managers to our key clients. These managers work with their clients daily at the client locations. They also are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the client’s business and outsourcing objectives gained through this close interaction, our existing clients and account managers actively identify and target additional processes that can be outsourced to us. Through this methodology, we have developed a strong track record of increasing our sales to existing clients over time.

Clients

As at March 31, 2017, we had a diverse client base of 349 clients across a variety of industries and process types, including companies that we believe are among the leading players in their respective industries.

We believe the diversity in our client profile differentiates us from our competitors. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue” for additional information on our client base.

The table below sets forth the number of our clients by revenue for the periods indicated. We believe that the large number of clients who generate more than $1 million of annual revenue indicates our ability to extend the depth of our relationships with existing clients over time.

	Year ended March 31,
	2017	2016
Below $1.0 million	248	211
$1.0 million to $5.0 million	76	61
$5.0 million to $10.0 million	14	19
More than $10.0 million	11	11

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

We compete primarily with:

•	Focused BPM service companies with presence in offshore locations (primarily India), such as EXL Service Holdings, Inc., Firstsource Solutions Limited and Genpact Limited;

•	BPM divisions of numerous information technology service companies operating out of India, such as Cognizant Technology Solutions, Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Technologies Limited;

•	Global companies such as Accenture Limited, Electronic Data Systems Corporation, a division of Hewlett-Packard, and International Business Machines Corporation, which provide an array of products and services, including broad-based information technology, software, consulting and business process outsourcing services; and

•	Global financial services and consulting firms such as Deloitte Private Limited, industry-focused niche technology players such as InterGlobe Enterprises and Accelya, and specialty analytics service providers such as Mu Sigma Inc.

In addition, departments of certain companies may choose to perform their business processes in-house, in some cases via an owned and operated facility in an offshore location such as India. Their employees provide these services as part of their regular business operations.

Intellectual Property

We use a combination of our clients’ software systems, third party software platforms and systems and our own proprietary software platforms and systems to provide our BPM and technology services. Our proprietary solutions and licensed software allows us to market our services as integrated solutions under WNS TRACTM that combine technology solutions together with our core BPM service offerings. Our principal proprietary software solutions include: –

(1)	WNS TRACTM Travel technology solutions, including a revenue accounting platform and a fare audit platform, which we use in our travel and leisure business unit;

(2)	WNS Auto Claims software platform, which we use in WNS Assistance;

(3)	WNS TRACTM Insurance technology solutions, including “iPAS” and “eAdjudicator,” which we use in our insurance business unit;

(4)	WNS TRACTM Finance and Accounting solutions, including proprietary software, point solutions and platform solutions developed on third party software that we use in our finance and accounting services; and

(5)	WNS TRACTM Robotics and Digital Transformation solutions, including our proprietary solutions and solutions developed on third party software, for delivering automation and transformation services to our clients.

We customarily enter into licensing and non-disclosure agreements with our clients with respect to the use of their software platforms and systems. We maintain intellectual property rights in our proprietary software platforms and systems, and license the use of third party software platforms and systems from their respective owners. Under our contracts with third-party software platform providers, any solutions developed by us on top of such third party software platforms, using our domain knowledge, are our intellectual property (unless qualified otherwise). Our client contracts usually provide that all customized intellectual property created specifically for the use of our clients will be assigned to them, unless it is clearly identified as our intellectual property.

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

We have registered the trademark “WNS,” “WNS-Extending Your Enterprise” and “WNS TRAC” in most of the countries where we have global presence.

Technology

We have a dedicated team of technology experts who support clients at every stage of their engagement with us. The team designs, executes and supports technology solutions to enable delivery of business processes for our customers.

Wide-area-network — We have designed and built a highly redundant and resilient global multi-protocol label switching (“MPLS”) network, connecting all of our delivery centers to our points of presence in the US and UK. We run data, voice and video services on this global MPLS network to serve customers.

Customer interaction services technology infrastructure — We have deployed omni-channel capable contact center platforms comprising voice, web chat, email, social media, and interactive voice response across all our delivery centers, delivering customer experience through customer interaction services. These customized platforms orchestrate omni-channel customer journeys across digital channels including self-service and payment card industry data security standard compliance

Data centers — We have set up a highly secure, redundant, state of art data center for hosting our omni-channel contact center platform, automation tools for servicing our clients and our corporate infrastructure services.

Technology service management methodology — Our technology service management and delivery is based on an information technology infrastructure library framework. We manage over 200 clients for technology implementation, service delivery and support for end user computing, network, telecommunications, IT security and systems technology platforms.

Process and Quality Assurance and Risk Management

Our Transformation Quality and Quality Assurance programs are critical for the success of our operations. We have an independent Quality Assurance team to monitor, analyze, and provide feedback, as well as report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 1,000 employees in our Quality Assurance team who help us meet ISO 9001 standards for quality management systems and ensure continued compliance. As part of our Transformation Quality program, we apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality across processes. We apply well-defined quality management principles to improve our levels of service quality to our clients. In fiscal 2017, more than 430 different projects were completed using Lean Six Sigma methodologies.

We have been honored with the following awards for our achievements in quality assurance in fiscal 2017:

•	National Quality Excellence Award for:

•	Best Business Process Excellence Program

•	Best Quality Assurance Management Program in the Travel sector

•	World Quality Congress Award for Best Six Sigma Project in the Travel sector

•	Golden Star Six Sigma Award for Best use of Six Sigma in Customer Service

•	Golden Peacock National Quality Award – 2016

•	2nd SLASSCOM Award 2016 for Excellence in Quality Management

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2013 to manage organizational information security risks. These measures seek to ensure that sensitive information pertaining to our company or our clients remains secure. Currently, information security systems at 34 delivery centers are ISO 27001:2013 certified, and we expect to seek similar certifications for our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (“PCI DSS”) which is a security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, we also undergo Statement on Standards for Attestation Engagements No. 16 / International Standard on Assurance Engagements (“ISAE”) No. 3402, “Reporting on Controls at a Service Organization (“SOC”) 1 Type 2” audits with respect to our general control environment supporting operational delivery and with respect to security, availability and confidentiality in accordance with ISAE on an annual basis.

Our approach to operations risk management involves the implementation of a “three lines of defense” framework for our clients’ offshored business processes. Under this framework, the quality assurance teams embedded within the business units act as the first line of defense, an independent and centralized risk management team acts as the second line of defense and client-end internal audit teams act as the third line of defense. Our lines of defense are designed to identify potential risks, evaluate design efficiency and operating effectiveness of controls embedded within the outsourced business processes that we manage for our clients, and propose additional controls as appropriate for mitigation of the identified risks.

In addition, our clients may be governed by regulations specific to their industries or in the jurisdictions where they operate or where their customers are domiciled which may require them to comply with certain process-specific requirements. As we serve a large number of clients globally and across various industries, we rely on our clients to identify the process-specific compliance requirements and the measures that must be implemented in order to comply with their regulatory obligations. We assist our clients to maintain and enforce compliance in their business processes by implementing control and monitoring procedures and providing training to our employees serving specific client programs. These control and monitoring procedures are separate from and in addition to our periodic internal audits.

Human Capital

As at March 31, 2017, we had 33,968 employees, of which 21 are based in Australia, 274 are based in China, 137 are based in Costa Rica, one is based in Denmark, 10 are based in France, 7 are based in Germany, 21,480 are based in India, 4,946 are based in the Philippines, 193 are based in Poland, 434 are based in Romania, one is based in Singapore, 4,343 are based in South Africa, 840 are based in Sri Lanka, 6 are based in Turkey, one is based in the United Arab Emirates, 467 are based in the UK and 807 are based in the US. Most of our associates hold university degrees. As at March 31, 2016 and 2015, we had 32,388 and 28,890 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,653 employees per month.

During fiscal 2017, 2016 and 2015, the attrition rate for our employees who had completed six months of employment with us was 34%.

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

We have established the WNS Learning Academy, where we offer specialized skills development, such as leadership and management development, skills and behavioral programs for employees across all levels. The WNS Learning Academy is staffed with over 35 full-time trainers content designers and e-learning developers. We customize our training programs according to the nature of the client’s business, the country in which the client operates and the services the client requires. Further, the WNS Learning Academy has an in-house e-learning unit which creates computer or web-based learning modules to support ongoing learning and development.

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

In order to keep pace with the ever-changing global business environment, we recognize that there is a strong need to focus on consolidating, building and sharing our domain knowledge. Hence, in fiscal 2015, we set up a virtual domain university for certain vertical business units such as finance and accounting, banking and financial services, travel, diversified businesses, and shipping and logistics. The university serves as repository for domain knowledge that is accessible virtually by our employees. The university was established to assist us in retaining and building our domain knowledge for our business units, and we intend to continue to expand its offerings to cover each of our business units. It is expected to benefit us as well as our clients in the long run. In the past fiscal year, we have collaborated with Lynda.com (a LinkedIn company), a leading provider of learning solutions, to provide our employees the opportunity of self-paced learning. We have also introduced video-based learning that uses videos provided by Lynda.com for employees, which can be accessed through their mobile phones.

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

Top Talent development initiatives—We focus on employees identified as top talent via our “WNS performance management system” by building their capability to be future leaders in our company. These initiatives include:

•	focusing on leadership pipeline development through programs to develop future-ready leaders in our company;

•	investing in top talent individuals identified as “best bets”; and

•	providing a support system and learning mechanism to enable the individual to understand, improve and reinvent oneself.

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Australia, China, Costa Rica, France, Germany, India, Mauritius, the Netherlands, the Philippines, Poland, Romania, Singapore, South Africa, Sri Lanka, Switzerland, United Arab Emirates, the UK and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.” We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2017, 2016 and 2015, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $5.2 million, $5.0 million and $3.0 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2017, 2016 and 2015, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme, as more fully described below.

India

In the past, the majority of our India operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently, and was in fiscal 2017 and 2016, 34.61%, and was 33.99% in fiscal 2015.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 to fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, which were, prior to fiscal 2017, eligible for a complete tax holiday but commencing fiscal 2017 to fiscal 2026 are eligible for only a 50.0% income tax exemption. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which were registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029.

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

Since fiscal 2008, we have become subject to minimum alternate tax (“MAT”) and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently, and was in fiscal 2017 and 2016, 21.34%, and was 20.96% in fiscal 2015. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During fiscal 2017, 2016 and 2015, we have offset Nil, $9.2 million and $6.4 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received requests for information from, and are in discussions with, the relevant income tax authority in India relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. The Government of India has issued guidelines on the GAAR, which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect any adverse impact on account of the GAAR. The Government of India has passed the Goods and Service Tax Act (“GST Act”), which is expected to be effective from July 1, 2017. Once effective, the majority of the various existing indirect tax levies would be subsumed by the goods and services tax payable under the GST Act. Based on the current GST law and the draft rules, we do not expect a significant impact on our operations. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.”

Philippines

Our subsidiary in the Philippines, WNS Global Services Philippines Inc., located in Eastwood Avenue, Manila, was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2016. During fiscal 2013, we started operations in a delivery center in Techno Plaza II, Manila which was eligible for a tax exemption that expired in fiscal 2017. We intend to apply this year for an extension of this tax exemption until fiscal 2018. During fiscal 2016, we started operations in a delivery center in Iloilo, Manila which is also eligible for a tax exemption that will expire in fiscal 2020. During fiscal 2017, we started operations in additional delivery centers in Iloilo, Manila and Alabang, Philippines which are also eligible for tax exemption that will expire in fiscal 2021. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines Inc. will be taxed at the prevailing special tax rate, which is currently 5.0% on gross margin.

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

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, there is no prohibition on them either by statute or by customary law. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant, the Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order 1983 (“the Order”), provides that such judgment would not be enforceable in Jersey and the amount which may be payable by such defendant may be limited. The Order provides, among others, that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, Jersey or other territory for whose international relations the UK is responsible or a person carrying on business in Jersey.

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

In India, recognition and enforcement of foreign judgments is provided for under Section 13 and Section 44A of the Code of Civil Procedure, 1908 (India) (the “Civil Code”), as amended. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Indian government has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by a competent court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. The US has not been declared by the Indian government to be a reciprocating territory for the purposes of Section 44A of the Civil Code. Accordingly, a judgment of a foreign court, which is not a court in a reciprocating territory, may be enforced in India only by a fresh suit instituted in a court of India and not by proceedings in execution. Furthermore, the execution of the foreign decree under Section 44A of the Civil Code is also subject to the exception under Section 13 of the Civil Code, as discussed below.

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

Notes:

(1)	All the shares except one share of WNS Business Consulting Services Private Limited are held by WNS North America Inc. The remaining one share is held by a nominee shareholder on behalf of WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.
(2)	We acquired Denali Sourcing Services Inc. in January 2017.
(3)	WNS (Holdings) Limited has made a 99.99% capital contribution in WNS Global Services Netherlands Cooperatief U.A., (the “Co-op”). The remaining 0.01% capital contribution in the Co-op was made by WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two members.
(4)	WNS Global Services Netherlands Cooperatief U.A (Ireland Branch) was formed on December 13, 2016 and is a branch of WNS Global Services Netherlands Cooperatief U.A.
(5)	WNS Global Services Netherlands Cooperatief U.A. Merkezi Hollanda Istanbul Merkez Subesi (Turkey Branch) was formed on December 30, 2016 and is a branch of WNS Global Services Netherlands Cooperatief U.A.
(6)	We acquired MTS HealthHelp Inc. and its subsidiaries (HealthHelp Holdings LLC and HealthHelp LLC) in March 2017.
(7)	We acquired Value Edge Research Services Private Limited and its wholly owned subsidiaries, Value Edge Inc., Value Edge AG and VE Value Edge GmbH in June 2016.
(8)	WNS Cares Foundation is a “not for profit organization” registered under the former Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), formed for the purpose of promoting corporate social responsibilities. As a result, it is not considered for the purpose of preparing our consolidated financial statements.
(9)	WNS Global Services (Dalian) Co. Ltd Shanghai Branch was formed in March 2017 and is a branch of WNS Global Services (Dalian) Co. Ltd.
(10)	The WNS B-BBEE Staff Share Trust was registered on April 26, 2017 with the principal object of creating meaningful participation of our Black employees in the growth of our company.
(11)	Ucademy (Pty) Limited, a wholly owned subsidiary of WNS Global Services SA (Pty) Limited, was incorporated on June 20, 2016.

D. Property, Plants and Equipment

As at March 31, 2017, we have an installed capacity of 28,008 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates.

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until(1)
India:
Mumbai	364,835	3,093
Godrej Plant 10			February 15, 2021	February 15, 2023
Godrej Plant 11			February 15, 2021	February 15, 2023
Godrej Plant 5			February 15, 2021	February 15, 2023
Raheja (SEZ), Airoli			May 31, 2019	N/A
Rupa Solitaire-Unit 316			May 31, 2020	May 31, 2025
Gurgaon	292,131	3,042
DLF (SEZ)			September 15, 2017	N/A
World Tech park Block- B2 9th Floor			May 14, 2022	May 15, 2027
World Tech park Block -B3 9th Floor			May 14, 2022	May 15, 2027
World Tech Park-8th, 9th, 10th & part 11th Floor			April 27, 2019	April 27, 2024
World Tech Park- Remaining part of 11th Floor			November 2, 2019	April 27, 2024
World Tech Park- Block A3, 11th floor			September 19, 2020	September 19, 2024
Pune	611,646	7,170
Magarpatta			N/A	N/A
Weikfield—Phase I			February 14, 2018	February 14, 2022
Weikfield—Phase II			April 30, 2018	April 30, 2022
Weikfield—Phase III			June 14, 2018	June 14, 2022
Mantri Estate			May 27, 2020	N/A
Magarpatta (SEZ) – Level 5			February 14, 2026	N/A
Magarpatta (SEZ) – Level 6			October 26, 2026	N/A
Magarpatta (SEZ) – Level 7			February 28, 2027	N/A
Giga Space			January 17, 2021	N/A
Nasik	74,620	990
Shreeniketan			June 30, 2018	N/A
Vascon			October 13, 2018	N/A
Bangalore	156,432	1,473
RMZ Centennial – Ground Floor & Level 1			June 14, 2018	June 14, 2025
RMZ Centennial – Level 2 & 3			October 31, 2018	October 31, 2025
RMZ Centennial – Terrace			July 31, 2018	July 31, 2025
Chennai	110,792	914
RMZ Millenia			March 31, 2018	March 31, 2045
DLF (SEZ)—Phase 1			March 31, 2021	March 31, 2026
DLF (SEZ)—Phase 2			March 31, 2021	N/A
Vishakhapatnam	37,050	574
MPS Plaza			March 4, 2022	March 4, 2027
Tiruchirappalli	217,800	N/A	November 15, 2111	November 15, 2210
Plot of land(2)
Noida	18,950	153
C-125 A			December 31, 2018	N/A
C-120			March 31, 2018	N/A
Sadhana Enclave			July 31, 2017	N/A

Sri Lanka:	59,249	871
Colombo (HNB) – Level 15			July 31, 2018	N/A
Colombo (Orion City) – Level 12&13			May 31, 2018	N/A
UK:	29,530	511
Ipswich (Museum Street)			May 23, 2028	N/A
Cheadle (Hercules Office Park)			July 21, 2020	N/A
Piccadilly (Malta House)			February 10, 2027	N/A
Mansfield (Oakham Business Park)(3)			February 14, 2016	N/A
Hayes (Hyde Park)			February 28, 2021	N/A
US:	149,845	944
NJ (Exchange Place)			July 30, 2019	July 30, 2024
SC (The State Building)			July 31, 2020	April 19, 2023
Pennsylvania (Hanover Street)			June 23, 2020	June 23, 2025
Bellevue (Cascade Building)			October 31, 2019	N/A
Pittsburg (One Waterfront Place)			January 31, 2022	N/A
NY (East Greenbush)			February 28, 2019	N/A
Houston (Corporate Drive)			December 31, 2020	N/A
Houston (Northchase Drive)			March 31, 2026	N/A
Turkey:	N/A	12
Istanbul (MeydanK Plaza)			March 31, 2018	N/A
Switzerland:	2,077	—
Zurich (Bahnhofstrasse)			Can be terminated with three months notice	N/A
Romania:	53,201	520
Bucharest (West Gate) – 2nd & 3rd Floor			February 25, 2023	February 25, 2026
Constanta (Euro Construct)			January 15, 2022	N/A
Philippines:	282,886	2,526
Manila
Eastwood—Basement 3 Parking			November 30, 2021	N/A
Eastwood—Basement 4 Parking			June 4, 2021	N/A
Eastwood—10th floor			June 30, 2021	N/A
Eastwood—9th floor			June 30, 2021	June 30, 2031
Techno Plaza II			April 30, 2019	April 30, 2024
Ilo Ilo
One Global Centre			January 15, 2021	N/A
Three Techno Place – 4th Floor			March 15, 2022	N/A
Alabang
Vector 2			February 28, 2022	N/A
Capella			June 30, 2022	N/A
Costa Rica:	12,592	205
San Jose (Forum H)			April 30, 2021	N/A
United Arab Emirates:	510	N/A
Dubai Airport Free Trade Zone			November 27, 2017	N/A
South Africa:	355,361	4,504
Cape Town
Knowledge Park			March 31, 2019	N/A
Ambition House – 4th Floor			September 30, 2017	September 30, 2018
Ambition House – 3rd Floor			June 30, 2018	June 30, 2019
Claremont – Level 4			June 30, 2018	June 30, 2022
Claremont – Level 5			June 30, 2018	June 30, 2022
Johannesburg
Commissioners Street			September 30, 2017	May 31, 2019
DownSouth Ridge Park			August 31, 2021	N/A
Port Elizabeth (COEGA)			July 31, 2020	July 31, 2025
Durban
Hippopark Avenue - Section #1 & 2			May 30, 2020	N/A
Grid Eye			June 30, 2021	N/A

Poland:	19,498	215
Gdynia (Luzycka Office Park) – Bldg C & D			April 1, 2018	April 1, 2023
China:	31,708	290
Guangzhou (Zhongshan Street) – 30th Floor			April 30, 2019	N/A
Dalian (Dalian Software Park) – Bldg 22			May 15, 2020	N/A
Beijing (YongAnDongLi) – 5th Floor			April 30, 2019	N/A
Shanghai (Huang PL)			April 30, 2019	N/A
Australia:	646	N/A
Sydney (Lavender Street)			February 28, 2018	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension option is exercised.
(2)	This is a SEZ plot in the ELCOT Navalpattu IT/ITES SEZ Park.
(3)	The lease agreement for the premises expired on February 14, 2016. The current arrangement will continue to apply until, either we vacate the premises or a new lease is granted or signed. All other terms of the lease remain the same under this arrangement.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2018, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; healthcare; banking and financial services; and shipping and logistics industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer interaction services, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

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

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2017	2016	2015
	(US dollars in millions)
Revenue	$602.5	$562.2	$533.9

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

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment. In our WNS Auto Claims BPM segment, effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS Assistance Limited, received an approval from Solicitors Regulatory Authority, UK to provide legal services in relation to personal injury claims.

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

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2017	2016	2015
	(US dollars in millions)
Revenue	$602.5	$562.2	$533.9
Less: Payments to repair centers(1)	24.1	31.2	30.9

Revenue less repair payments (non-GAAP)	$578.4	$531.0	$503.0

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

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

	Year ended March 31,
	2017	2016	2015
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	578.4	531.0	503.0
Exchange rate impact	(6.8)	(37.5)	(60.8)

Constant currency revenue less repair payments (non-GAAP)	$571.6	$493.5	$442.2

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiated a withdrawal process on March 29, 2017, putting the United Kingdom on track to leave the European Union by April 2019. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations. China continues to have room for economic growth, but such growth opportunities remain subject to political developments and uncertainties in the regulatory framework of the economy. In the US, economic growth is tempered by continuing concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve begins raising interest rates. The policies that may be pursued by the presidential administration in the US (such as the border adjustment tax under consideration) have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be defaults on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth.

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

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the South African rand (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Australian dollar or the South African rand, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar and South African rand, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. For example, the pound sterling depreciated against the US dollar by an average of 13.4% in fiscal 2017, and by an average of 6.4% in fiscal 2016. On the other hand, in fiscal 2017 and 2016, the Indian rupee depreciated against the US dollar by an average of 2.6% and 7.1%, respectively, the South African rand depreciated against the US dollar by an average of 2.3% and 24.3%, respectively, and the Australian dollar appreciated against the US dollar by an average of 2.1% and depreciated against the US dollar by an average of 15.8%, respectively. The depreciation of the Indian rupee and the South African rand is fiscal 2017 and 2016, and the appreciation of the Australian dollar in fiscal 2017, against the US dollar positively impacted our results of operations in those years, whereas the depreciation of the pound sterling in fiscal 2017 and 2016 and the depreciation of the Australian dollar is fiscal 2016 against the US dollar negatively impacted our results of operations in those years.

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

Our History and Milestones

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process management services to third parties in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:

•	In fiscal 2003, we acquired Town and Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, banking and financial services and insurance industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India and Colombo, Sri Lanka, thereby expanding our operating footprints across India and Sri Lanka.

•	In fiscal 2006, we acquired Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process management services to financial institutions, focusing on mortgage banking.

•	In fiscal 2007, we expanded our facilities in Gurgaon, Mumbai and Pune, India, and we also acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania. Also, in March 2008, we entered into a joint venture with ACS, a provider in BPM services and customer care in the Philippines, to form WNS Philippines Inc.

•	In April 2008, we opened a facility in Manila, the Philippines, and we also acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, AHA (formerly known as Call 24-7).

•	In June 2008, we acquired BizAps, a provider of SAP® solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we acquired from Aviva all the shares of Aviva Global, which we renamed to WNS Global Singapore, and resumed ownership of the delivery center in Sri Lanka that was transferred to Aviva Global in July 2007, as mentioned above. In connection with our acquisition of Aviva Global, we also entered into the 2008 Aviva master services agreement (as varied by the variation agreement entered into in March 2009) with Aviva MS, pursuant to which we provided BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. We replaced this 2008 Aviva master services agreement with the Aviva master services agreement in September 2014.

•	In November 2009, we opened a facility in San Jose, Costa Rica.

•	In January 2010, we moved from our existing facility to a new and expanded facility in Manila, the Philippines.

•	In October 2010, we moved from our existing facility in Marple to Manchester, UK and expanded our facility in Manila, the Philippines.

•	In November 2010, we expanded our sales office in London, UK.

•	In March 2011, we expanded our facility in Bucharest, Romania.

•	In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary.

•	In fiscal 2012, we expanded our facilities in Mumbai, Pune, Gurgaon, Chennai, India, the Philippines, Costa Rica and Romania.

•	In February 2012, we completed a follow-on public offering of ADSs and raised approximately $50.0 million to fund our growth initiatives and enhance delivery capability.

•	In June 2012, we acquired Fusion, a provider of a range of management services, including contact center, customer care and business continuity services, to both South African and international clients, which we subsequently renamed as WNS Global Services SA (Pty) Ltd. We also opened a facility in Vizag, India.

•	In December 2012, we opened a facility in Gydnia, Poland.

•	In fiscal 2014, we added new facilities in Guangzhou, China; Colombo, Sri Lanka; and Mumbai, India.

•	In fiscal 2015, we added new facilities in Dalian, China; Cape Town, South Africa; and Pennsylvania, United States.

•	In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa; and Iloilo, the Philippines.

•	In June 2016, we acquired Value Edge, a leading provider of commercial research and analytics services to clients in the pharmaceutical and biopharmaceutical industries. We paid $18.3 million in total consideration, including adjustments for working capital of $0.8 million and contingent consideration of $5.1 million (which is held in escrow), subject to compliance with certain conditions, which is payable over three years. We funded this acquisition with cash on hand. Value Edge had 129 employees as at March 31, 2017 in India, the United States and Europe. Value Edge contributed a $0.2 million profit to our results of operations in fiscal 2017.

•	In January 2017, we acquired Denali, a leading provider of strategic procurement BPM services. We paid $39.6 million in cash consideration, including contingent consideration of up to $6.6 million, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $0.5 million payable in fiscal 2018, subject to adjustments for cash and working capital. We funded this acquisition primarily with the proceeds from our $34.0 million secured three year term loan facility described under “—Liquidity and Capital Resources” below. Denali had 269 employees as at March 31, 2017 in the United States, Turkey, China and India. Denali contributed a $0.2 million loss to our results of operations in fiscal 2017.

•	In March 2017, we acquired HealthHelp, an industry leader in care management, for a total consideration of $68.3 million, subject to adjustments for cash and working capital, including contingent consideration of up to $8.9 million, payable over a period of two years and dependent on the achievement of revenue targets and the continuation of a specified client contract. We funded this acquisition primarily with the proceeds from our $84.0 million secured five year term loan facility described under “—Liquidity and Capital Resources” below. HealthHelp had 406 employees as at March 31, 2017 in the United States. HealthHelp contributed a $0.3 million loss to our results of operations in fiscal 2017.

•	In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. We also added new facilities in Pune and Noida, India; Bellevue, Pittsburgh, New York City and Houston, USA; and Istanbul, Turkey. We also expanded our facility in Gurgaon, India.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	2017	2016	$	%
	(US dollars in millions)
Revenue	$602.5	$562.2	40.4	7.2%
Revenue less repair payments (non-GAAP)	$578.4	$531.0	47.4	8.9%

We have a large client base diversified across industries and geographies. Our client base grew from 302 clients as at March 31, 2016 to 349 clients as at March 31, 2017, including clients of the businesses we acquired in fiscal 2017.

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For fiscal 2017, 2016 and 2015, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	Revenue			Revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2017	2016	2015	2017	2016	2015
Top client	9.0%	10.9%	13.4%	9.4%	11.6%	14.2%
Top five clients	32.1%	30.7%	33.0%	33.5%	32.5%	35.0%
Top ten clients	43.6%	43.0%	44.5%	45.4%	45.5%	47.2%
Top twenty clients	55.7%	57.3%	60.1%	58.0%	60.7%	63.5%

In fiscal 2017, our three largest clients individually accounted for 9.0%, 6.4% and 6.1%, respectively, of our revenue as compared to 10.9%, 7.8% and 5.2%, respectively, in fiscal 2016 and 13.4%, 8.5% and 5.5%, respectively, in fiscal 2015.

In fiscal 2017, our three largest clients individually accounted for 9.4%, 6.7% and 6.3%, respectively, of our revenue less repair payments (non-GAAP) as compared to 11.6%, 8.3% and 5.5%, respectively, in fiscal 2016 and 14.2%, 9.0% and 5.8%, respectively, in fiscal 2015.

One of our top five clients by revenue contribution in fiscal 2014, an OTA, provided us with a lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the first quarter of fiscal 2016, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5% of our revenue and 2.6% of our revenue less repair payments (non-GAAP) in fiscal 2015. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

Further, we have entered into the Aviva master services agreement with an existing major client, Aviva MS, effective April 1, 2014. The Aviva master services agreement replaced our prior master services agreement, the 2008 Aviva master services agreement, with the client that was due to expire in November 2016. See “– Our Contracts – Revenue by Contract Type.” The revised pricing arrangements under the new agreement resulted in lower revenue from the client in fiscal 2017 and 2016, as compared to fiscal 2015. The decline in revenue in fiscal 2017 was due to the termination of a minimum commitment fee during the fiscal year, which had applied during the full fiscal 2016. Aviva MS accounted for 9.0%, 10.9% and 13.4% of our revenue and 9.4%, 11.6% and 14.2% of our revenue less repair payments (non-GAAP) in fiscal 2017, 2016 and 2015, respectively. Part of the decline in revenue was due to a reduction of services due to automation performed by Aviva MS on their end.

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; healthcare; banking and financial services; and shipping and logistics.

For fiscal 2017, 2016 and 2015, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Business Unit	2017	2016	2015	2017	2016	2015
Insurance	29.6%	32.3%	35.8%	26.6%	28.5%	31.7%
Travel and leisure	21.3%	19.6%	18.7%	22.1%	20.7%	19.8%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	17.5%	15.4%	14.0%	18.2%	16.3%	14.9%
Utilities	9.3%	10.2%	9.5%	9.7%	10.8%	10.1%
Consulting and professional services(1)	6.9%	7.9%	7.6%	7.2%	8.3%	8.2%
Healthcare	6.8%	5.2%	5.2%	7.1%	5.5%	5.6%
Banking and financial services	4.4%	5.5%	5.8%	4.6%	5.8%	6.1%
Shipping and logistics	4.3%	3.9%	3.4%	4.4%	4.1%	3.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	We merged our public sector business unit with our consulting and professional services business unit with effect from April 1, 2015 and revenue from the public sector business unit for fiscal 2015 has been included in the revenue and revenue less repair payments (non-GAAP) from the consulting and professional business unit for comparability.

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

Revenue by Service Type

For fiscal 2017, 2016 and 2015, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Service Type	2017	2016	2015	2017	2016	2015
Industry-specific	28.2%	30.2%	31.0%	29.4%	31.9%	33.0%
Customer interaction services(1)	27.9%	26.9%	22.5%	29.1%	28.5%	23.9%
Finance and accounting	20.6%	18.4%	20.0%	21.5%	19.5%	21.2%
Research and analytics	13.3%	12.4%	12.5%	13.8%	13.1%	13.2%
Auto claims	7.4%	9.5%	11.4%	3.6%	4.2%	6.0%
Others(2)	2.6%	2.6%	2.6%	2.7%	2.8%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	We have renamed our “contact center” horizontal unit as “customer interaction services” with effect from April 1, 2016, as we have expanded the services offered in that horizontal unit to include more value-added services beyond the customary contact center services.
(2)	Others includes revenue from technology services, legal services and human resources outsourcing services.

During the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we expect that we will eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of such business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. As a result, we expect the future performance of our WNS Auto Claims BPM segment to decline significantly and the business will run with an opportunistic view.

Revenue by Geography

For fiscal 2017, 2016 and 2015, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Geography	2017	2016	2015	2017	2016	2015
UK	41.3%	47.1%	52.8%	38.8%	44.0%	49.9%
North America (primarily the US)	32.6%	27.6%	25.9%	33.9%	29.3%	27.5%
Australia	8.1%	7.2%	6.4%	8.5%	7.6%	6.8%
South Africa	7.1%	5.4%	3.3%	7.4%	5.7%	3.5%
Europe (excluding the UK)	6.2%	6.2%	5.4%	6.5%	6.5%	5.7%
Rest of world	4.7%	6.5%	6.2%	4.9%	6.9%	6.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

New BBBEE criteria became effective for us from March 2017, according to which an entity receives a new compliance rating from the BBBEE rating agency. Under these new criteria, our rating based on our previous structure and practices would have dropped and we would have been required contractually to improve our rating. We developed a plan to achieve or improve our current rating by the BBBEE verification audit for period ended March 31, 2017 in May 2017. This plan included, among other measures, divesting some of our interests in our South Africa subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved the required rating on the basis of the steps taken to comply with the new BBBEE criteria which is valid until May 2018. However, there is no assurance that we will successfully maintain our existing BBBEE rating under the new criteria in our next annual BBBEE verification audit by the BBBEE rating agency, or at all. If we fail to achieve the required minimum BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Revenue by Location of Delivery Centers

For fiscal 2017, 2016 and 2015, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Location of Delivery Center	2017	2016	2015	2017	2016	2015
India	58.5%	61.4%	64.2%	60.9%	65.1%	68.4%
South Africa	11.1%	10.6%	7.8%	11.6%	11.2%	8.3%
Philippines	10.7%	8.2%	6.6%	11.2%	8.7%	7.0%
UK	8.7%	10.2%	12.0%	4.9%	4.9%	6.6%
United States	3.9%	2.2%	1.3%	4.1%	2.3%	1.3%
Sri Lanka	2.5%	2.8%	3.0%	2.6%	2.9%	3.1%
Romania	1.8%	2.1%	2.5%	1.9%	2.2%	2.7%
China	1.3%	1.0%	1.1%	1.4%	1.1%	1.1%
Poland	0.9%	0.7%	0.8%	0.9%	0.8%	0.8%
Costa Rica	0.6%	0.8%	0.7%	0.7%	0.8%	0.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS Assistance Limited, commenced providing legal services in relation to personal injury claims.

Revenue by Contract Type

For fiscal 2017, 2016 and 2015, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2017	2016	2015	2017	2016	2015
Full-time-equivalent	71.8%	73.0%	69.7%	74.8%	77.3%	74.0%
Transaction	17.7%	19.7%	22.4%	14.2%	15.0%	17.6%
Fixed price	4.5%	2.6%	3.4%	4.7%	2.8%	3.6%
Outcome-based	0.3%	0.7%	1.1%	0.3%	0.7%	1.2%
Others	5.7%	4.0%	3.4%	5.9%	4.2%	3.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

We have continued our ten-year relationship with Aviva MS by entering into the Aviva master services agreement with Aviva MS in September 2014 for a term of eight years, effective April 1, 2014 and expiring on March 31, 2022. The Aviva master services agreement replaced our 2008 Aviva master services agreement with the client that was due to expire in November 2016. The agreement continues to provide us with the exclusive right to provide the client with the services we currently provide, and in the same geographic regions, subject to the rights and obligations of the Aviva group under their existing contracts with other providers of similar services. Aviva MS has agreed, and further agreed to procure other members of the Aviva group, not to renew or extend such existing contracts unless they are contractually bound to do so. We are also regarded as a preferred supplier with respect to any new services or any new geographic regions in which the client seeks BPM services, subject to our meeting certain conditions of the client’s supplier tender process.

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, with the exception of the Aviva master services agreement. The Aviva master services agreement required Aviva MS to provide us with a minimum volume of business until October 31, 2016 (the last complete month prior to the expiration of the 2008 Aviva master services agreement). The minimum volume commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day at least nine hours for 250 days a year. The revised contract is priced on an FTE pricing model for certain types of outsourced processes and a non-FTE based pricing model for other types of outsourced processes. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit Aviva MS to terminate the Aviva master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was not met, due to decreased volumes on the client’s end, in fiscal 2017 (until October 31, 2016), 2016 and 2015, and Aviva MS paid us the minimum commitment fee for fiscal 2017 (until October 31, 2016), 2016 and 2015.

The new pricing arrangements under the Aviva master services agreement provide for productivity-related discounts associated with FTE and non-FTE models. Some of these discounts are mandatorily applied through the term of the contract. Pricing also varies based on degree of complexity of the outsourced processes. The new pricing arrangements under the Aviva master services agreement, including the termination of the minimum commitment fee on October 31, 2016, resulted in lower revenue for fiscal 2017 as compared to fiscal 2016 and 2015. Aviva MS accounted for 9.0%, 10.9% and 13.4% of our revenue and 9.4%, 11.6% and 14.2% of our revenue less repair payments (non-GAAP) in fiscal 2017, 2016 and 2015, respectively.

Under the terms of an agreement with a former client (who was one of our top five clients by revenue contribution in fiscal 2014) negotiated in December 2009, we were the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. This agreement became effective on April 1, 2010 and was due to expire in December 2015. Under our earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in this subsequent agreement with this client. The early termination of the prior agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue was to be deferred over the term of this subsequent agreement (i.e., over the period from April 1, 2010 to December 31, 2015). Since June 2015, we have ceased to provide services under this agreement to this client. Accordingly, in June 2015 we recognized in full the termination fee for the remaining six months of the term of this agreement.

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

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention, and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital.” Regulatory developments may, however, result in wage increases in India and increase our cost of revenue. For example, in December 2015, the Government of India amended the India Payment of Bonus Act, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. See “Part I — Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents. It also includes incremental and direct costs incurred to contract with claimants by WNS Legal Assistance LLP.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that have fixed escalation of lease rentals.

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

Selling and marketing expenses as a proportion of revenue was 5.4% in fiscal 2017 as compared to 5.5% and 5.8% for fiscal 2016 and 2015, respectively. Selling and marketing expenses as a proportion of revenue less repair payments (non-GAAP) was 5.6% in fiscal 2017 as compared with 5.8% and 6.2% for fiscal 2016 and 2015, respectively. We expect our selling and marketing expenses to increase in fiscal 2018 but at a lower rate than the increase in our revenue less repair payments (non-GAAP). See “Part I — Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue was 15.2% in fiscal 2017 as compared with 14.0% and 13.1% for fiscal 2016 and 2015, respectively. General and administrative expenses as a proportion of revenue less repair payments (non-GAAP) was 15.9% in fiscal 2017 as compared with 14.9% and 13.9% for fiscal 2016 and 2015, respectively. We expect general and administrative expenses to increase in fiscal 2018 but at a lower rate than the increase in our revenue less repair payments (non-GAAP).

We also expect our corporate employee costs for general and administrative and other support personnel to increase in fiscal 2018 but at a lower rate than the increase in our revenue less repair payments (non-GAAP).

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

We had a foreign exchange gain of $14.5 million in fiscal 2017 as compared to $11.0 million and $4.5 million in fiscal 2016 and 2015, respectively. We expect our foreign exchange gains to be higher in fiscal 2018 as compared to fiscal 2017, based on our current hedge positions and exchange rates.

Impairment of Goodwill

During the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we expect that we will eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. As a result, we expect the future performance of our WNS Auto Claims BPM segment to decline significantly and we have therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. We performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Aviva Global in July 2008, Fusion in June 2012, a customer contract from Telkom in May 2015, Value Edge in June 2016, Denali in January 2017 and HealthHelp in March 2017.

Other Income, Net

Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short term borrowings, transaction costs and the gains/losses on settlement of related derivative instruments. We expect finance expense to increase on account of interest payable on long term loans obtained during the year to fund our acquisitions of Denali and HealthHelp.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2017	2016	2015
Total headcount	33,968	32,388	28,890
Built up seats(1)	28,008	26,407	24,131
Used seats(1)	20,795	20,063	17,451
Seat utilization rate(2)	1.22	1.21	1.18

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource, Administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount. Previously, our reported built up seats included seats dedicated for business continuity planning. Commencing fiscal 2016, we have been reporting our built up seats and computing our seat utilization rate excluding seats dedicated for business continuity planning to better reflect our business operations. The built up seats and seat utilization rate presented for prior years in the table above have been re-computed to exclude seats dedicated for business continuity planning.
(2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the fiscal year by two.

We expect our total headcount in fiscal 2018 to increase as compared to fiscal 2017 as the impact of an increased flow of business from new and existing clients is expected to increase our hiring requirements in fiscal 2018.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippines peso appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments (non-GAAP) is denominated in pound sterling (39.6% and 37.0%, respectively, in fiscal 2017, 46.9% and 43.8%%, respectively, in fiscal 2016 and 51.5% and 48.5%, respectively, in fiscal 2015), US dollars (38.7% and 40.3%, respectively, in fiscal 2017, 34.8% and 36.9%, respectively, in fiscal 2016 and 32.7% and 34.7%, respectively, in fiscal 2015) and, to a lesser extent, Australian dollars (7.2% and 7.5%, respectively, in fiscal 2017, 6.9% and 7.3%, respectively, in fiscal 2016 and 6.4% and 6.8%, respectively, in fiscal 2015), and South African rand (6.8% and 7.0%, respectively, in fiscal 2017, 5.2% and 5.6%, respectively, in fiscal 2016 and 3.2% and 3.4%, respectively, in fiscal 2015), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (51.1% in fiscal 2017, 54.2% in fiscal 2016 and 55.5% in fiscal 2015) and, to a lesser extent, in South African rand (11.1% in fiscal 2017, 11.0% in fiscal 2016 and 8.3% in fiscal 2015) and Philippines pesos (9.4% in fiscal 2017, 8.0% in fiscal 2016 and 7.0% in fiscal 2015). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately ₹67.10 per $1.00 in fiscal 2017, which represented a depreciation of the Indian rupee of 2.6% as compared with the average exchange rate of approximately ₹65.43 per $1.00 in fiscal 2016, which in turn represented a depreciation of the Indian rupee of 7.1% as compared with the average exchange rate of approximately ₹61.12 per $1.00 in fiscal 2015. The average pound sterling to US dollar exchange rate was approximately £0.765 per $1.00 in fiscal 2017, which represented a depreciation of the pound sterling of 13.4% as compared with the average exchange rate of approximately £0.662 per $1.00 in fiscal 2016, which in turn represented a depreciation of the pound sterling of 6.4% as compared with the average exchange rate of approximately £0.620 per $1.00 in fiscal 2015. The average Australian dollar to US dollar exchange rate was approximately A$1.33 per $1.00 in fiscal 2017, which represented an appreciation of the Australian dollar of 2.1% as compared with the average exchange rate of approximately A$1.36 per $1.00 in fiscal 2016, which in turn represented a depreciation of the Australian dollar of 15.8% as compared with the average exchange rate of approximately A$1.14 per $1.00 in fiscal 2015. The average South African rand to US dollar exchange rate was approximately R14.07 per $1.00 in fiscal 2017, which represented a depreciation of the South African rand of 2.3% as compared with the average exchange rate of approximately R13.75 per $1.00 in fiscal 2016, which in turn represented a depreciation of the South African rand of 24.3% as compared with the average exchange rate of approximately R11.07 per $1.00 in fiscal 2015.

The depreciation of the Indian rupee against the US dollar by 2.6% in fiscal 2017 as compared to the average exchange rate in fiscal 2016 and by 7.1% as compared to the average exchange rate in fiscal 2015, had a positive impact on our expenses in fiscal 2017 and 2016. As a result, increases in our cost of revenue, and to a lesser extent, our general and administrative expenses were partially offset by the impact of the depreciation of Indian rupee in fiscal 2017 and 2016. The depreciation of the South African rand in fiscal 2017 and 2016 against the US dollar and the appreciation of the Australian dollar in fiscal 2017 also positively impacted our results of operations in those years. On the other hand, the depreciation of the pound sterling in fiscal 2017 and 2016 and the depreciation of the Australian dollar in fiscal 2016 against the US dollar negatively impacted our results of operations in these years. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

We have subsidiaries in several countries and hence, the functional currencies of these entities differ from our reporting currency, the US dollar. The financial statements of these entities are translated to the reporting currency as at the balance sheet date. Adjustments resulting from the translation of these financial statements from functional currency to reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of equity and such exchange differences are recognized in the consolidated statement of income in the period in which such subsidiaries are disposed. Foreign currency transaction gains and losses are recorded as other income or expense.

Currency Regulation

Our Indian subsidiaries are registered as exporters of business process management services with STPI or SEZ. According to the prevailing foreign exchange regulations in India, an exporter of business process management services registered with STPI or SEZ is required to receive its export proceeds in India within a period of 9 months from the date of such exports in order to avail itself of the tax and other benefits. In the event that such a registered exporter has received any advance against exports in foreign exchange from its overseas customers, it is required to render the requisite services so that such advances are earned within a period of 12 months from the date of such receipt. If such a registered exporter does not meet these conditions, it will be required to obtain permission from the Reserve Bank of India to receive and realize such foreign currency earnings.

A majority of the payments we receive from our clients are denominated in pound sterling and US dollars. For most of our clients, our subsidiaries in Mauritius, the Netherlands, the UK and the US enter into contractual agreements directly with our clients for the provision of business process management services by our Indian subsidiaries, which hold the foreign currency receipts in an export earners’ foreign currency account. All foreign exchange requirements, such as for the import of capital goods, expenses incurred during overseas travel by employees and discharge of foreign exchange expenses or liabilities, can be met using the foreign currency in the export earners’ foreign currency account in India. As and when funds are required by us, the funds in the export earners’ foreign currency account may be transferred to an ordinary rupee-denominated account in India.

There are currently no Jersey, UK or US foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations.

Income Taxes

We operate in multiple tax jurisdictions including Australia, China, Costa Rica, France, Germany, India, Mauritius, the Netherlands, the Philippines, Poland, Romania, Singapore, South Africa, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US. As a result, our effective tax rate changes from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.

In fiscal 2017, 2016 and 2015, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $5.2 million, $5.0 million and $3.0 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2017, 2016 and 2015, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme as discussed below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently, and was in fiscal 2017 and 2016, 34.61% and was 33.99% in fiscal 2015.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 to fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, which were, prior to fiscal 2017, eligible for a complete tax holiday but commencing fiscal 2017 to fiscal 2026 are eligible for only a 50.0% income tax exemption. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which were registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029.

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

Since fiscal 2008, we have become subject to MAT and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently, and was in fiscal 2017 and 2016, 21.34%, and was 20.96% in fiscal 2015. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to offset such MAT credits from tax payable in the succeeding 10 years, subject to the satisfaction of certain conditions. During fiscal 2017, 2016 and 2015, we have offset Nil, $9.2 million and $6.4 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received requests for information from, and are in discussions with, the relevant income tax authority in India relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. The Government of India has issued guidelines on the GAAR which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect the GAAR to have a material impact on our operations. The Government of India has passed the GST Act, which is expected to be effective from July 1, 2017. Once effective, the majority of the various existing indirect tax levies would be subsumed by the goods and services tax payable under the GST Act. Based on the current GST law and the draft rules, we do not expect a significant impact on our operations. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

Philippines

Our subsidiary in the Philippines, WNS Global Services Philippines, Inc. located in Eastwood Avenue, Manila, was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2016. During fiscal 2013, we started operations in a delivery center in the Philippines located in Techno Plaza II, Manila which was eligible for a tax exemption that expired in fiscal 2017. We intend to apply this year for an extension of this tax exemption until fiscal 2018. During fiscal 2016, we started operations in a delivery center in Iloilo, Manila which is also eligible for a tax exemption that will expire in fiscal 2020. During fiscal 2017, we started operations in additional delivery centers in Iloilo, Manila and Alabang, Philippines which are also eligible for tax exemption that will expire in fiscal 2021. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing special tax rate, which is currently 5.0% on gross margin.

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

In order to provide repair management services, we arrange for the repair of vehicles involved in an accident through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, we consider the criteria established by IAS 18, Illustrative example 21 — “Determining whether an entity is acting as a principal or as an agent.” When we determine that we are the principal in providing repair management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income.

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

Share-based Compensation

We provide share-based awards such as share options and RSUs to our employees, directors and executive officers through various equity compensation plans. We account for share-based compensation expense relating to share-based payments using a fair-value method in accordance with IFRS 2 “Share-based Payments.” IFRS 2 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

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

IFRS 2 requires the use of a valuation model to calculate the fair value of share-based awards. Based on our judgment, we have elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant. Further, each of the 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allows for the grant of RSUs based on the market price of our shares achieving a specified target over a period of time. The fair value of market-based share awards is determined using Monte-Carlo simulation. Certain RSUs based on the market price of our shares were modified to vest on a longer timeframe. The additional cost as a result of such modification in respect of modified share awards amounted to $1.2 million. The additional cost is amortized over the period from the modification date until the vesting date of the modified award, which differ from the vesting date of the original award.

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

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred at the date of acquisition. The cost of the acquisition also includes the fair value of any contingent consideration. As a part of acquisition accounting, we allocate the purchase price of acquired companies to the identified tangible and intangible assets based on the estimated fair values on the date of the acquisition. The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, income taxes, contingent consideration and estimated restructuring liabilities. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to appropriate method of valuation, future cash flow projections, weighted average cost of capital, discount rates, risk-free rates, market rate of return and risk premiums.

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

We use market related information and estimates (generally risk adjusted discounted cash flows) to determine the fair values. Cash flow projections take into account past experience and represents management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs of disposal and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. See also the discussion on impairment testing under “—Impairment of Goodwill and Intangible Assets” below.

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

Impairment of Goodwill and Intangible Assets

Goodwill is not subject to amortization and is instead tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the cash generating unit level, which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Intangible assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. In arriving at our forecasts, we consider past experience, economic trends including underlying current dynamics of the business and inflation as well as industry and market trends. The projections also take into account factors such as the expected impact from new client contracts and expansion of business from existing clients, efficiency initiatives, and the maturity of the markets in which each business operates. To determine the fair value less costs of disposal the management uses Level 3 inputs under the “Income Approach — Discounted Cash Flow Analysis” method. See note 9 to our consolidated financial statements included elsewhere in this annual report. The actual results of recoverable amount may vary, and may cause significant adjustments to our assets within the next financial year. The calculation of impairment loss involves significant estimates and assumptions which include revenue and earnings multiples, inputs used by market participants, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, and future economic and market conditions.

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

For derivative instruments where hedge accounting is applied, we record the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income (loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains/losses, net in the consolidated statement of income. Gains / losses on cash flow hedges on intercompany forecasted revenue transactions are recorded in foreign exchange gains/losses and cash flow hedge on interest rate swaps are recorded in finance expense. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue			Revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2017	2016	2015	2017	2016	2015
Cost of revenue	66.9%	65.0%	64.2%	65.6%	62.9%	62.0%
Gross profit	33.1%	35.0%	35.8%	34.4%	37.1%	38.0%
Operating expenses:
Selling and marketing expenses	5.4%	5.5%	5.8%	5.6%	5.8%	6.2%
General and administrative expenses	15.2%	14.0%	13.1%	15.9%	14.9%	13.9%
Foreign exchange loss / (gains), net	(2.4)%	(2.0)%	(0.9)%	(2.5)%	(2.1)%	(0.9)%
Impairment of goodwill	3.6%	—	—	3.7%	—	—
Amortization of intangible assets	3.4%	4.5%	4.5%	3.6%	4.7%	4.8%
Operating profit	7.8%	13.0%	13.2%	8.2%	13.7%	14.0%
Other (income) / expense, net	(1.4)%	(1.5)%	(2.2)%	(1.5)%	(1.6)%	(2.4)%
Finance expense	0.1%	0.0%	0.2%	0.1%	0.1%	0.3%
Provision for income taxes	2.9%	3.8%	4.2%	3.0%	4.0%	4.5%
Profit	6.3%	10.7%	11.0%	6.5%	11.3%	11.7%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2017	2016	2015	2017	2016	2015
	(US dollars in millions)
Revenue	$602.5	$562.2	$533.9	100.0%	100%	100.0%
Less: Payments to repair centers	24.1	31.2	30.9	4.0%	5.5%	5.8%

Revenue less repair payments (non-GAAP)	$578.4	$531.0	$503.0	96.0%	94.5%	94.2%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2017	2016	2015
	(US dollars in millions)
Revenue	$602.5	$562.2	$533.9
Cost of revenue(1)	403.3	365.4	342.7

Gross profit	199.2	196.8	191.2
Operating expenses:
Selling and marketing expenses(2)	32.6	30.8	31.1
General and administrative expenses(3)	91.7	78.9	70.0
Foreign exchange loss / (gains), net	(14.5)	(11.0)	(4.6)
Impairment of goodwill	21.7	—	—
Amortization of intangible assets	20.5	25.2	24.2

Operating profit	47.2	72.8	70.5
Other income, net	(8.7)	(8.5)	(11.9)
Finance expense	0.5	0.3	1.3

Profit before income taxes	55.3	81.1	81.0
Provision for income taxes	17.5	21.2	22.4

Profit	$37.8	$59.9	$58.6

Notes:

(1)	Includes share-based compensation expense of $2.8 million for fiscal 2017, $1.9 million for fiscal 2016 and $0.9 million for fiscal 2015.
(2)	Includes share-based compensation expense of $1.7 million for fiscal 2017, $1.4 million for fiscal 2016 and $0.8 million for fiscal 2015.
(3)	Includes share-based compensation expense of $18.5 million for fiscal 2017, $14.6 million for fiscal 2016 and $7.9 million for fiscal 2015.

Fiscal 2017 Compared to Fiscal 2016

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2017	2016	Change	% Change
	(US dollars in millions)
Revenue	$602.5	$562.2	$40.4	7.2%

The increase in revenue of $40.4 million was primarily attributable to (i) revenue from new clients of $35.8 million including revenue from clients of acquired businesses during fiscal 2017, (ii) an increase in revenue from existing clients of $4.1 million, and (iii) an increase in hedging gain on our revenue by $0.4 million to $6.8 million in fiscal 2017 from $6.4 million in fiscal 2016. The increase in revenue was primarily due to higher volumes in our diversified businesses, travel, healthcare, and shipping and logistics verticals. The increase in revenue was partially offset by the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2016, and lower volumes in our banking and financial services, insurance, and consulting and professional services verticals. The increase was also partially offset by a depreciation of the pound sterling and South African rand by an average of 13.4% and 2.3%, respectively, against the US dollar, as compared to the respective average exchange rates in fiscal 2016.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Year ended March 31,
	2017	2016	2017	2016
	(US dollars in millions)
UK	$248.6	$264.9	41.3%	47.1%
North America (primarily the US)	196.2	155.3	32.6%	27.6%
Australia	49.1	40.3	8.1%	7.2%
South Africa	42.7	30.1	7.1%	5.4%
Europe (excluding the UK)	37.5	34.7	6.2%	6.2%
Rest of world	28.5	36.8	4.7%	6.5%

Total	$602.5	$562.2	100.0%	100.0%

The increase in revenue in North America (primarily the US) was primarily driven by higher volumes in our travel, diversified businesses, healthcare, consulting and professional services, shipping and logistics, banking and financial services and utilities verticals and revenues from clients of businesses acquired in fiscal 2017. The increase in revenue from the South Africa region was primarily attributable to higher volumes in our diversified businesses and utilities verticals, partially offset by lower volumes in our banking and financial services, and travel vertical. The increase in revenue from the Australia region was primarily attributable to higher volumes in our insurance, travel, and shipping and logistics verticals, partially offset by a lower volume in our utilities vertical. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our healthcare and travel verticals, partially offset by a lower volume in our insurance vertical. The decrease in revenue from the UK region was primarily attributable to lower volumes in our insurance, consulting and professional services, travel, and utilities verticals, partially offset by higher volumes in our healthcare, diversified businesses, and banking and financial services verticals. The decrease in revenue from the Rest of world region was primarily attributable to lower volumes in our banking and financial services, travel, and diversified businesses verticals, partially offset by a higher volume in our insurance vertical.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2017	2016	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$578.4	$531.0	$47.4	8.9%

The increase in revenue less repair payments (non-GAAP) of $47.4 million was primarily attributable to (i) revenue less repair payments (non-GAAP) from new clients of $35.0 million, including revenue from clients of acquired businesses during fiscal 2017, (ii) an increase in revenue less repair payments (non-GAAP) from existing clients of $12.0 million, and (iii) an increase in hedging gain on our revenue less repair payments (non-GAAP) by 0.4 million to $6.8 million in fiscal 2017 from $6.4 million in fiscal 2016. The increase in revenue was primarily due to higher volumes in our diversified businesses, travel, healthcare, shipping and logistics, and insurance verticals. The increase in revenue was partially offset by the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2016, and lower volumes in our banking and financial services, and consulting and professional services verticals. The increase was also partially offset by a depreciation of the pound sterling and South African rand by an average of 13.4% and 2.3%, respectively, against the US dollar, as compared to the respective average exchange rates in fiscal 2016.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2017	2016	2017	2016
	(US dollars in millions)
UK	$224.5	$233.7	38.8%	44.0%
North America (primarily the US)	196.2	155.3	33.9%	29.3%
Australia	49.1	40.3	8.5%	7.6%
South Africa	42.7	30.1	7.4%	5.7%
Europe (excluding the UK)	37.5	34.7	6.5%	6.5%
Rest of world	28.5	36.8	4.9%	6.9%

Total	$578.4	$531.0	100%	100%

The increase in revenue less repair payments (non-GAAP) in North America (primarily the US) was primarily driven by higher volumes in our travel, diversified businesses, healthcare, consulting and professional services, shipping and logistics, banking and financial services, utilities verticals and revenues from clients of businesses acquired in fiscal 2017. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to higher volumes in our diversified businesses and utilities verticals, partially offset by lower volumes in our banking and financial services, and travel vertical. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher volumes in our insurance, travel, and shipping and logistics verticals, partially offset by a lower volume in our utilities vertical. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher volumes in our healthcare and travel verticals, partially offset by a lower volume in our insurance vertical. The decrease in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to lower volumes in our insurance, consulting and professional services, travel, and utilities verticals, partially offset by higher volumes in our healthcare, diversified businesses, and banking and financial services verticals. The decrease in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to lower volumes in our banking and financial services, travel, and diversified businesses verticals, partially offset by a higher volume in our insurance vertical.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Employee costs	$249.7	$217.1	$32.6
Facilities costs	72.6	64.8	7.7
Repair payments	24.1	31.2	(7.1)
Depreciation	16.4	14.9	1.5
Travel costs	10.6	10.3	0.2
Legal and professional costs	6.5	7.0	(0.5)
Other costs	23.4	20.0	3.4

Total cost of revenue	$403.3	$365.4	$38.0

As a percentage of revenue	66.9%	65.0%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount (including headcount of businesses acquired during fiscal 2017), wage inflation, an increase in share-based compensation expense; higher facilities costs; increase in subcontracting costs; and higher depreciation costs. These increases were partially offset by lower repair payments; and lower legal and professional costs. Further, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 2.6% and 2.3%, respectively, in fiscal 2017, as compared to the average exchange rate in fiscal 2016, resulted in a decrease of approximately $6.0 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Gross profit	$199.2	$196.8	$2.4
As a percentage of revenue	33.1%	35.0%
As a percentage of revenue less repair payments (non-GAAP)	34.4%	37.1%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) decreased primarily due to higher cost of revenue as discussed above. Cost of revenue was higher notwithstanding the depreciation of the Indian rupee and South African rand against the US dollar by an average of 2.6% and 2.3%, respectively, in fiscal 2017, as compared to the average exchange rate for fiscal 2016. This increase in cost of revenue was partially offset by higher revenue, and an increase in hedging gain on our revenue by $0.4 million to $6.8 million in fiscal 2017 from $6.4 million in fiscal 2016.

During fiscal 2017, our built up seats increased by 6.1% from 26,407 as at the end of fiscal 2016 to 28,008 as at the end of fiscal 2017 as we expanded our existing facility in Gurgaon, India, and added new facilities in South Africa. Our expansion of the facility in Gurgaon was part of our strategy to expand our delivery capabilities, including in the SEZ in India. Further, we added new facilities in Pune and Noida, India, Turkey and the US due to our acquisitions of Value Edge, Denali and HealthHelp during fiscal 2017. Our total headcount increased by 4.9% from 32,388 to 33,968 during the same period, resulting in an increase in our seat utilization rate from 1.21 in fiscal 2016 to 1.22 in fiscal 2017. This 0.01 increase in our seat utilization rate increased our gross profit as a percentage of revenue by approximately 0.08% and increased our gross profit as a percentage of revenue less repair payments (non-GAAP) by approximately 0.09%.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Employee costs	$24.7	$22.3	$2.4
Other costs	7.9	8.5	(0.6)

Total selling and marketing expenses	$32.6	$30.8	$1.8

As a percentage of revenue	5.4%	5.5%
As a percentage of revenue less repair payments (non-GAAP)	5.6%	5.8%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of an increase in sales headcount and wage inflation, and higher travel cost, partially offset by lower marketing costs. Further, the depreciation of the pound sterling against the US dollar by an average of 13.4% in fiscal 2017, as compared to the average exchange rate for fiscal 2016, resulted in a decrease of approximately of $1.4 million of selling and marketing expenses. Our selling and marketing expenses also increased as a result of our acquisitions during fiscal 2017.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Employee costs	$68.9	$60.1	$8.8
Other costs	22.8	18.8	4.1

Total general and administrative expenses	$91.7	$78.9	$12.8

As a percentage of revenue	15.2%	14.0%
As a percentage of revenue less repair payments (non-GAAP)	15.9%	14.9%

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount, wage inflation and higher share-based compensation expenses primarily due to an increase in grant date fair value of RSUs; higher legal and professional expenses (including costs related to our acquisitions) and higher other costs. Further, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 2.6% and 2.3%, respectively, for fiscal 2017, as compared to the respective average exchange rates for fiscal 2016, resulted in a decrease of approximately $1.1 million in general and administrative expenses.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(14.5)	$(11.0)	$(3.5)

The foreign exchange gains were higher primarily due to higher gains of $2.8 million from our rupee and pound denominated hedge contracts as a result of a depreciation of the pound sterling against the US dollar, and a higher foreign currency revaluation gain of $0.8 million arising from a $3.9 million gain in fiscal 2017 compared to a gain of $3.1 million in fiscal 2016. We expect our foreign exchange gains to be higher in fiscal 2018 as compared to fiscal 2017, based on our current hedge positions and exchange rates.

Impairment of Goodwill

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Impairment of Goodwill	$21.7	$0.0	$21.7

During the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we expect that we will eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. As a result, we expect the future performance of our WNS Auto Claims BPM segment to decline significantly and we have therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. We performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Amortization of intangible assets	$20.5	$25.2	$(4.7)

The decrease in amortization of intangible assets was primarily attributable to the completion of amortization in November 2016 of intangible assets associated with our acquisition of Aviva Global made in July 2008, partially offset by the amortization of intangible assets arising out of our acquisitions of Value Edge, Denali and HealthHelp in fiscal 2017, and depreciation of the Indian rupee and South African rand against the US dollar by an average of 2.6% and 2.3%, respectively, in fiscal 2017, as compared to the respective average exchange rates in fiscal 2016.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Operating profit	$47.2	$72.8	$(25.7)
As a percentage of revenue	7.8%	13.0%
As a percentage of revenue less repair payments (non-GAAP)	8.2%	13.7%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) is lower due to higher cost of revenue, impairment of goodwill accounted in fiscal 2017 and higher general and administrative expenses, partially offset by higher revenue, lower selling and marketing expenses, higher foreign exchanges gains and lower amortization expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Other income, net	$(8.7)	$(8.5)	$(0.2)

Other income was higher primarily due to higher cash and cash equivalents and investments partially offset by lower interest yield and earnings due to reduced funds as funds were utilized for our share repurchases in fiscal 2017.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Finance expense	$0.5	$0.3	$0.2

Finance expense increased primarily on account of interest on long term loans obtained during the year to fund our acquisitions of Denali and HealthHelp.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Provision for income taxes	$17.5	$21.2	$(3.7)

Provision for income taxes was lower primarily on account of a one-time benefit of $1.2 million resulting from a delivery location becoming profitable and reversal of a tax provision of $1.5 million pertaining to previous fiscal years during fiscal 2017.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Profit	$37.8	$59.9	$(22.1)
As a percentage of revenue	6.3%	10.7%
As a percentage of revenue less repair payments (non-GAAP)	6.5%	11.3%

The decrease in profit was primarily on account of lower operating profit and higher finance expense, partially offset by lower provision for income taxes and higher other income. Our acquisitions in fiscal 2017 contributed to a decrease in profit primarily due to transaction and integration costs. Value Edge contributed $0.2 million to our profit for fiscal 2017, but HealthHelp generated a loss of $0.3 million and Denali generated a loss of $0.2 million for fiscal 2017.

Fiscal 2016 Compared to Fiscal 2015

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2016	2015	Change	% Change
	(US dollars in millions)
Revenue	$562.2	$533.9	$28.3	5.3%

The increase in revenue of $28.3 million was primarily attributable to revenue from new clients of $17.4 million, an increase in revenue from existing clients of $7.4 million, and an increase in hedging gain on our revenue by $3.5 million to $6.4 million in fiscal 2016 from $2.9 million in fiscal 2015. The increase in revenue was primarily due to higher volumes in our shipping and logistics, diversified businesses, utilities, travel, consulting and professional services, and healthcare verticals. The increase in revenue was partially offset by the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2015 and 2014, and lower volumes in our insurance vertical. The increase was also partially offset by a depreciation of the pound sterling, South African rand and Australian dollar by an average of 6.4%, 24.3% and 15.8%, respectively, against the US dollar, as compared to the average exchange rate in fiscal 2015.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Year ended March 31,
	2016	2015	2016	2015
	(US dollars in millions)
UK	$264.9	$281.9	47.1%	52.8%
North America (primarily the US)	155.3	138.5	27.6%	25.9%
Australia	40.3	34.2	7.2%	6.4%
Europe (excluding the UK)	34.7	28.8	6.2%	5.4%
South Africa	30.1	17.4	5.4%	3.3%
Rest of world	36.8	33.1	6.5%	6.2%

Total	$562.2	$533.9	100.0%	100%

The increase in revenue in North America (primarily the US) was primarily attributable to higher volumes in our consulting and professional services, travel, shipping and logistics, insurance, and utilities verticals, partially offset by lower volumes in our diversified businesses and banking and financial services verticals. The increase in revenue from the South Africa region was primarily attributable to higher volumes in our consulting and professional services and diversified businesses verticals, partially offset by a lower volume in our banking and financial services vertical. The increase in revenue from the Australia region was primarily attributable to higher volumes in our utilities, diversified businesses, and shipping and logistics verticals. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to a higher volume in our diversified businesses vertical, partially offset by lower volumes in our insurance, consulting and professional services, and healthcare verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and banking and financial services verticals, partially offset by lower volumes in our insurance, and travel verticals. The decrease in revenue from the UK region was primarily attributable to lower volumes in our insurance, shipping and logistics, diversified businesses, and consulting and professional services verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2016	2015	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$531.0	$503.0	$28.0	5.6%

The increase in revenue less repair payments (non-GAAP) of $28.0 million was primarily attributable to revenue less repair payments (non-GAAP) from new clients of $17.4 million, an increase in revenue less repair payments (non-GAAP) from existing clients of $7.1 million, and an increase in hedging gain on our revenue less repair payments (non-GAAP) by $3.5 million to $6.4 million in fiscal 2016 from $2.9 million in fiscal 2015. The increase in revenue less repair payments (non-GAAP) was primarily due to higher volumes in our shipping and logistics, diversified businesses, utilities, travel, consulting and professional services, and healthcare verticals. The increase in revenue less repair payments (non-GAAP) was partially offset by the impact of a lower volume of business from one of our top five clients by revenue less repair payments (non-GAAP) contribution in fiscal 2015 and 2014, and a lower volume in our insurance vertical. The increase was partially offset by a depreciation of the pound sterling, South African rand and Australian dollar by an average of 6.4%, 24.3% and 15.8%, respectively, against the US dollar, as compared to the average exchange rate in fiscal 2015.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2016	2015	2016	2015
	(US dollars in millions)
UK	$233.7	$251.1	44.0%	49.9%
North America (primarily the US)	155.3	138.5	29.3%	27.5%
Australia	40.3	34.2	7.6%	6.8%
Europe (excluding the UK)	34.7	28.8	6.5%	5.7%
South Africa	30.1	17.4	5.7%	3.5%
Rest of world	36.8	33.1	6.9%	6.6%

Total	$531.0	$503.0	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) in North America (primarily the US) was primarily attributable to higher volumes in our consulting and professional services, travel, shipping and logistics, insurance, and utilities verticals, partially offset by lower volumes in our diversified businesses and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to higher volumes in our consulting and professional services, and diversified businesses verticals, partially offset by a lower volume in our banking and financial services vertical. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher volumes in our utilities, diversified businesses, and shipping and logistics verticals. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to a higher volume in our diversified businesses vertical, partially offset by lower volumes in our insurance, consulting and professional services, and healthcare verticals. The increase in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and banking and financial services verticals, partially offset by lower volumes in our insurance, and travel verticals. The decrease in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to lower volumes in our insurance, shipping and logistics, diversified businesses, and consulting and professional services verticals.

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

During fiscal 2016, our built up seats increased by 9.4% from 24,131 as at the end of fiscal 2015 to 26,407 as at the end of fiscal 2015 as we expanded our existing facilities in Gurgaon, India, South African and the Philippines, and added new facilities in South Africa, and the Philippines. This was part of our strategy to expand our delivery capabilities, including in the SEZ in India. Our total headcount increased by 12.1% from 28,890 to 32,388 during the same period, resulting in an increase in our seat utilization rate from 1.18 in fiscal 2015 to 1.21 in fiscal 2016. This 0.03 increase in our seat utilization rate increased our gross profit as a percentage of revenue by approximately 0.41% and increased our gross profit as a percentage of revenue less repair payments (non-GAAP) by approximately 0.44%.

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

The decrease in selling and marketing expenses was primarily due to a decrease in employee costs as a result of a decrease in sales headcount, and lower legal and professional expenses, partially offset by higher marketing costs. Further, the depreciation of the pound sterling against the US dollar by an average of 6.4% in fiscal 2016, as compared to the average exchange rate for fiscal 2015, resulted in a decrease of approximately $0.7 million of selling and marketing expenses.

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

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount, wage inflation and higher share-based compensation expenses; higher travel cost, and higher legal and professional expenses, partially offset by lower facilities costs, and lower other costs. Further, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, for fiscal 2016, as compared to the average exchange rate for fiscal 2015, resulted in a decrease of approximately $3.1 million in general and administrative expenses.

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

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) was lower due to higher cost of revenue, higher general and administrative expenses, and higher amortization expenses, partially offset by higher revenue, higher foreign exchanges gains and lower selling and marketing expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2016	2015	Change
	(US dollars in millions)
Other income, net	$(8.5)	$(11.9)	$3.4

Other income was lower primarily due to lower yield on our cash and cash equivalents and investments, as funds were utilized for our share repurchases in fiscal 2016.

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

WNS Global BPM is delivered out of our delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US. This segment includes all of our business activities with the exception of WNS Auto Claims BPM. WNS Auto Claims BPM is our automobile claims management business which is primarily based in the UK and is part of our insurance business unit. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Process Management Service Offerings.” We report WNS Auto Claims BPM as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to third party automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPM segment.

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

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment. In our WNS Auto Claims BPM segment, effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS Assistance Limited, commenced providing legal services in relation to personal injury claims.

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

We may in the future change our reportable segments based on how our business evolves.

The following table shows revenue and revenue less repair payments (non-GAAP) for our two reportable segments for the periods indicated:

	Year ended March 31,
	2017		2016		2015
	WNS Global BPM	WNS Auto claims BPM	WNS Global BPM	WNS Auto claims BPM	WNS Global BPM	WNS Auto claims BPM
Segment revenue(1)	$558.0	$44.6	$509.3	$53.3	$473.1	$61.1
Less: Payments to repair centers	—	24.1	—	31.2	—	30.9

Revenue less repair payments (non-GAAP) (1)	558.0	20.5	509.3	22.1	473.1	30.2
Cost of revenue (excluding payments to repair centers) (2)	361.0	15.6	314.5	18.2	292.3	18.9
Impairment of Goodwill	—	21.7	—	—	—	—
Other costs(3)	84.7	4.9	77.6	5.2	82.1	5.8

Segment operating profit / (loss)	112.3	(21.6)	117.2	(1.2)	98.7	5.4
Other (income)/expense, net	(7.8)	(0.9)	(7.5)	(1.0)	(11.1)	(0.8)
Finance expense	0.5	0.0	0.3	0.0	1.3	—

Segment profit before income taxes	119.5	(20.7)	124.4	(0.2)	108.5	6.2
Provision for income taxes	17.4	0.1	20.9	0.3	21.2	1.2

Segment profit / (loss)	$102.1	$(20.8)	$103.5	$(0.5)	$87.3	$5.0

Notes:

(1)	Segment revenue and revenue less repair payments (non-GAAP) include inter-segment revenue of $0.1 million for fiscal 2017, $0.4 million for fiscal 2016 and $0.2 million for fiscal 2015.
(2)	Cost of revenue includes inter-segment expenses of $0.1 million for fiscal 2017, $0.4 million for fiscal 2016 and $0.2 million for fiscal 2015, and excludes share-based compensation expense of $2.8 million for fiscal 2017, $1.9 million for fiscal 2016 and $0.9 million for fiscal 2015, which are not allocable between our segments.
(3)	Other costs include selling and marketing, general and administrative expense and foreign exchange gain/loss. Excludes share-based compensation expense of $20.3 million for fiscal 2017, $16.0 million for fiscal 2016 and $8.6 million for fiscal 2015, which are not allocable between our segments.

WNS Global BPM accounted for 92.6% of our revenue and 96.4% of our revenue less repair payments (non-GAAP) in fiscal 2017 as compared to 90.5% of our revenue and 95.8% of our revenue less repair payments (non-GAAP) in fiscal 2016, and 88.6% of our revenue and 94.0% of our revenue less repair payments (non-GAAP) in fiscal 2015.

WNS Global BPM

Segment Revenue. Revenue in the WNS Global BPM segment increased by 9.6% to $558.0 million in fiscal 2017 from $509.3 million in fiscal 2016. This increase was primarily attributable to the increase in the volume of transactions executed for new and existing clients, with $34.5 million being attributable to new clients, including revenue from clients of acquired businesses and $13.8 million being attributable to existing clients. In addition, we had an increase in hedging gain on our revenue by $0.4 million to $6.8 million in fiscal 2017 from $6.4 million in fiscal 2016. The increase was partially offset by a depreciation of the pound sterling and South African rand by an average of 13.4% and 2.3%, respectively, against the US dollar, as compared to the respective average exchange rates in fiscal 2016.

Revenue in the WNS Global BPM segment increased by 7.7% to $509.3 million in fiscal 2016 from $473.1 million in fiscal 2015. This increase was primarily attributable to the increase in the volume of transactions executed for new and existing clients, with $17.4 million being attributable to new clients and $7.4 million being attributable to existing clients. In addition, we had an increase in hedging gain on our revenue by $3.5 million to $6.4 million in fiscal 2016 from $2.9 million in fiscal 2015. The increase was partially offset by a depreciation of the pound sterling, South African rand and Australian dollar by an average of 6.4%, 24.3% and 15.8%, respectively, against the US dollar as compared the respective average exchange rates in fiscal 2015.

Segment Operating Profit. Segment operating profit in the WNS Global BPM segment decreased by 4.2% to $112.3 million in fiscal 2017 from $117.2 million in fiscal 2016. The decrease was primarily attributable to higher cost of revenue, higher general and administrative expenses, and higher selling and marketing expense, partially offset by higher segment revenue and higher foreign exchange gains.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $46.5 million to $361.0 million in fiscal 2017 from $314.5 million in fiscal 2016, primarily on account of (i) an increase in employee costs by $33.6 million on account of higher headcount, (ii) an increase in facilities costs by $11.0 million due to an expansion of our existing facility in Gurgaon, India, the addition of new facilities in South Africa and addition of new facilities due to our acquisitions of Value Edge, Denali, and HealthHelp, (iii) an increase in depreciation cost by $1.6 million, and (iv) an increase in travel cost by $0.3 million. Also, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 2.6% and 2.3%, respectively, in fiscal 2017, as compared to the respective average exchange rates in fiscal 2016, resulted in a lower cost of revenue of approximately $6.0 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $7.1 million to $84.7 million in fiscal 2017 from $77.6 million in fiscal 2016, primarily on account of (i) an increase in general and administrative expenses by $9.4 million, and (ii) an increase in selling and marketing expenses by $1.4 million partially offset by an increase in foreign exchange gain by $3.7 million.

General and administrative expenses increased by $9.4 million to $68.9 million in fiscal 2017 from $59.5 million in fiscal 2016, primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount and wage inflation, higher legal and professional expenses (including costs related to our acquisitions) and higher other costs, and higher travel cost, partially offset by the depreciation of the Indian rupee and South African rand against the US dollar by an average of 2.6% and 2.3%, respectively, for fiscal 2017, as compared to the respective average exchange rates for fiscal 2016.

Selling and marketing expenses increased by $1.4 million to $30.5 million in fiscal 2017 from $29.1 million in fiscal 2016, primarily due to an increase in employee costs as a result of an increase in sales headcount and higher travel cost, partially offset by lower marketing costs, and the depreciation of the pound sterling against the US dollar by an average of 13.4% in fiscal 2017, as compared to the average exchange rate for fiscal 2016 resulted in a lower cost.

The foreign exchange gains were primarily due to higher gains of $2.8 million from our rupee and pound denominated hedge contracts as a result of a depreciation of the pound sterling against the US dollar, and a higher foreign currency revaluation gain of $0.8 million arising from a $3.9 million gain in fiscal 2017 from a gain of $3.1 million in fiscal 2016.

Segment operating profit in the WNS Global BPM segment increased by 18.7% to $117.2 million in fiscal 2016 from $98.7 million in fiscal 2015. The increase was primarily attributable to higher segment revenue, higher foreign exchange gains, and lower selling and marketing expenses, partially offset by higher cost of revenue and higher general and administrative expenses.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $22.2 million to $314.5 million in fiscal 2016 from $292.3 million in fiscal 2015, primarily on account of (i) an increase in employee costs by $18.4 million on account of higher headcount, wage inflation and a $2.5 million charge arising from the amendment to the India Payment of Bonus Act, 1965, which increased employee bonus amounts for certain wage categories retroactively from April 1, 2014, (ii) an increase in facilities costs by $3.0 million due to an expansion of our existing facilities in the Gurgaon, India, South Africa and the Philippines and the addition of new facilities in South Africa and the Philippines, (iii) an increase in depreciation cost by $1.0 million, and (iv) an increase in travel cost by $0.9 million. Further, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, in fiscal 2016, as compared to the respective average exchange rates in fiscal 2015, resulted in a lower cost of revenue of approximately $17.3 million.

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

General and administrative expenses increased by $2.0 million to $59.5 million in fiscal 2016 from $57.5 million in fiscal 2015, primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount and wage inflation, higher travel cost, higher legal and professional expenses, and the depreciation of the Indian rupee and South African rand against the US dollar by an average of 7.1% and 24.3%, respectively, for fiscal 2016, as compared to the respective average exchange rates for fiscal 2015, partially offset by lower facilities costs, and lower other costs.

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

Segment Profit. Segment profit in the WNS Global BPM segment decreased by 1.3% to $102.1 million in fiscal 2017 from $103.5 million in fiscal 2016. The decrease in profit was primarily attributable to higher cost of revenue, higher general and administrative expenses, higher selling and marketing expenses, and higher finance expense, partially offset by higher segment revenue, higher foreign exchange gain and higher other income, net.

The other income, net increased by $0.3 million in fiscal 2017 to $7.8 million from $7.5 million in fiscal 2016 primarily due to higher cash and cash equivalents and investments, partially offset by lower interest yield and earnings due to funds utilized for our share repurchases in fiscal 2017.

The finance expense for fiscal 2017 was $0.5 million as compared to $0.3 million in fiscal 2016 primarily due to interest on long term loans availed during the year for the acquisition of Denali and HealthHelp.

Provision for income taxes in fiscal 2017 was $17.4 million as compared to $20.9 million in fiscal 2016. Provision for income taxes was lower primarily on account of a one-time benefit of $1.2 million resulting from a delivery location becoming profitable and reversal of a tax provision of $1.5 million pertaining to previous fiscal years during fiscal 2017.

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

Provision for income taxes in fiscal 2016 was $20.9 million as compared to $21.2 million in fiscal 2015. Provision for income taxes was lower as the provision in fiscal 2015 includes a $1.7 million provision on account of a change in Indian tax law pursuant to the India Finance Act 2014, as a result of which a number of debt FMPs that we had invested in were re-categorized as short term capital assets as they had been held for less than 36 months and, accordingly, were subject to tax

WNS Auto Claims BPM

Segment Revenue. Revenue in the WNS Auto Claims BPM segment decreased by $8.7 million to $44.6 million in fiscal 2017 from $53.3 million in fiscal 2016. The decrease was primarily on account of a decrease in revenue from existing clients of $10 million partially offset by an increase in revenue from new clients by $1.3 million. The decrease was also on account of depreciation of the pound sterling against the US dollar by an average of 13.4% in fiscal 2017 as compared to the average exchange rate in fiscal 2016. Payments made to repair centers in fiscal 2017 decreased by $7.1 million to $24.1 million in fiscal 2017 from $31.2 million in fiscal 2016.

Revenue less repair payments (non-GAAP) in this segment decreased by 7.2% to $20.5 million in fiscal 2017 from $22.1 million in fiscal 2016. The decrease was primarily on account of a decrease in revenue from existing clients of $2.1 million partially offset by an increase in revenue from new clients by $0.5 million. The decrease was also on account of depreciation of the pound sterling against the US dollar by an average of 13.4% in fiscal 2017 as compared to the average exchange rate in fiscal 2016.

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

Segment Operating Profit. The segment reported an operating loss of $21.6 million in fiscal 2017 as compared to a loss of $1.2 million in fiscal 2016. This was primarily on account of the impairment of goodwill recorded in fiscal 2017, lower revenue less repair payments (non-GAAP), and higher foreign exchange losses, partially offset by lower cost of revenue (excluding payments to repair centers), and lower general and administrative expenses.

During the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we expect that we will eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of such business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. As a result, we expect the future performance of our WNS Auto Claims BPM segment to decline significantly and we have therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. We performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017.

Our cost of revenue (excluding payments to repair centers) decreased by $2.6 million to $15.6 million in fiscal 2017 from $18.2 million in fiscal 2016. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in our employee costs by $1.7 million, and a decrease in facilities cost by $0.8 million.

Our other costs include selling and marketing expenses, general and administrative expenses, and foreign exchange loss or gain. Our other costs decreased by $0.3 million to $4.9 million in fiscal 2017 from $5.2 million in fiscal 2016, primarily on account of a decrease in general and administrative expenses by $0.5 million to $4.3 million in fiscal 2017 from $4.8 million in fiscal 2016, partially offset by an increase in foreign exchange losses by $0.1 million.

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

Our other costs include selling and marketing expenses, and general and administrative expenses. Our other costs decreased by $0.6 million to $5.2 million in fiscal 2016 from $5.8 million in fiscal 2015, primarily on account of a decrease in selling and marketing expenses by $0.7 million to $0.4 million in fiscal 2016 from $1.0 million in fiscal 2015, and an increase in general and administrative expenses by $0.1 million to $4.8 million in fiscal 2016 from $4.6 million in fiscal 2015

Segment Profit. The segment reported a loss of $20.8 million in fiscal 2017 as compared to a loss of $0.5 million in fiscal 2016. This was primarily attributable to the impairment of goodwill recorded in fiscal 2017 and lower other income, partially offset by higher operating profit and lower provision for income tax. The other income, net in fiscal 2017 was $0.9 million as compared to $1.0 million in fiscal 2016.

Provision for income taxes in fiscal 2017 was $0.1 million as compared to $0.3 million in fiscal 2016. The provision for income taxes in fiscal 2017 was lower primarily on account of lower taxable profits.

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

	Fiscal 2017				Fiscal 2016
	Three months ended				Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(Unaudited, US dollars in millions)
Revenue	$159.4	$145.4	$149.8	$148.0	$142.6	$144.4	$141.0	$134.1
Cost of revenue	107.4	97.5	99.7	98.7	92.2	93.8	90.5	88.8

Gross Profit	52.0	47.9	50.1	49.3	50.4	50.5	50.5	45.3
Operating expenses:
Selling and marketing expenses	9.0	7.9	8.0	7.7	7.4	7.9	8.0	7.4
General and administrative expenses	27.3	21.5	22.1	20.9	20.8	19.7	20.4	18.0
Foreign exchange loss / (gains), net	(5.7)	(6.2)	(2.5)	(0.1)	(2.8)	(2.8)	(3.6)	(1.8)
Impairment of Goodwill	21.7	—	—	—	—	—	—	—
Amortization of intangible assets	2.9	4.1	7.2	6.3	6.2	6.3	6.5	6.2

Operating profit / (loss)	(3.3)	20.6	15.3	14.5	18.8	19.3	19.3	15.4
Other (income) expense, net	(2.0)	(2.2)	(2.1)	(2.3)	(2.6)	(1.9)	(1.8)	(2.2)
Finance expense	0.4	0.0	0.0	0.1	0.0	0.1	0.1	0.1
Provision for income taxes	3.3	4.8	4.7	4.6	5.5	5.4	5.5	4.7

Profit	(5.0)	18.0	12.6	12.2	15.9	15.7	15.5	12.8

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2017				Fiscal 2016
	Three months ended				Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(Unaudited)
Gross profit as a percentage of revenue	32.6%	32.9%	33.4%	33.3%	35.3%	35.0%	35.8%	33.8%
Operating income as a percentage of revenue	(2.0)%	14.2%	10.2%	9.8%	13.2%	13.4%	13.7%	11.5%
Gross profit as a percentage of revenue less repair payments (non-GAAP)	33.7%	34.3%	34.8%	35.0%	37.2%	37.2%	37.9%	35.8%
Operating income as a percentage of revenue less repair payments (non-GAAP)	(2.1)%	14.7%	10.6%	10.3%	13.9%	14.2%	14.5%	12.2%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2017				Fiscal 2016
	Three months ended				Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2014
	(Unaudited, US dollars in millions)
Revenue	$159.4	$145.4	$149.8	$148.0	$142.6	$144.4	$141.0	$134.1
Less: Payments to repair centers	5.3	5.6	6.0	7.2	7.3	8.5	7.7	7.6

Revenue less repair payments (non-GAAP)	$154.1	$139.8	$143.7	$140.8	$135.3	$135.9	$133.3	$126.5

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our obligations under debt and operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2017 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in thousands)
Long term debt	118,000	28,100	56,300	33,600	—
Estimated interest payments (1)	8,545	3,257	4,045	1,243	—
Trade payables	14,239	14,239	—	—	—
Operating leases	109,254	23,657	37,939	24,601	23,057
Purchase obligations	6,257	6,257	—	—	—

Total	$256,295	$75,510	$98,284	$59,444	$23,057

Note:

(1)	Interest payments on debt includes payout for interest rate swaps which convert our floating rate debt to fixed rate debt. There is no contractual obligation to renew this debt.

Our pension and other employee obligations (non-current) amounting to $10.7 million as at March 31, 2017, included in the consolidated statement of financial position, have not been disclosed in the table above as the amounts and timing of payments cannot be reliably estimated or determined at present.

Uncertain income tax liabilities totaling $12.4 million, have not been disclosed in the table above because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2013 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,394.3 million ($36.9 million based on the exchange rate on March 31, 2017) in additional taxes, including interest of ₹891.3 million ($13.7 million based on the exchange rate on March 31, 2017).

The following sets forth the details of these orders of assessment:

Entities	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
	(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$(0.2	)(1)	₹	3.1	$(0.1	)(1)
WNS Global	Fiscal 2005	₹	27.4	$(0.4	)(1)	₹	8.6	$(0.1	)(1)
WNS Global	Fiscal 2006	₹	527.1	$(8.1	)(1)	₹	194.9	$(2.9	)(1)
Permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	₹	67.9	$(1.0	)(1)	₹	24.1	$(0.4	)(1)
WNS Global	Fiscal 2007	₹	98.7	$(1.5	)(1)	₹	31.9	$(0.5	)(1)
Permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	₹	34.3	$(0.5	)(1)	₹	10.8	$(0.2	)(1)
WNS Global	Fiscal 2008	₹	819.7	$(12.7	)(1)	₹	344.3	$(5.3	)(1)
WNS BCS	Fiscal 2009	₹	7.1	$(0.1	)(1)	₹	2.3	$(0.1	)(1)
WNS Global	Fiscal 2010	₹	60.2	$(0.9	)(1)	₹	23.5	$(0.4	)(1)
WNS BCS	Fiscal 2010	₹	1.0	$(0.1	)(1)		—	—
WNS BCS	Fiscal 2011	₹	9.7	$(0.1	)(1)	₹	3.2	$(0.1	)(1)
WNS Global	Fiscal 2012	₹	305.7	$(4.7	)(1)	₹	107.4	$(1.6	)(1)
WNS Global	Fiscal 2013	₹	423.0	$(6.6	)(1)	₹	137.2	$(2.0	)(1)

Total		₹	2,394.3	$(36.9	)(1)	₹	891.3	$(13.7	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2017.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2017, we have provided a tax reserve of ₹806.2 million ($12.4 million based on the exchange rate on March 31, 2017) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of ₹2,890.6 million ($44.6 million based on the exchange rate on March 31, 2017) in additional taxes, including interest of ₹891.1 million ($13.7 million based on the exchange rate on March 31, 2017). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2017, corporate tax returns for fiscal years 2014 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, legal opinions from counsel on certain matters, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.4 million based on the exchange rate on March 31, 2017) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.2 million based on the exchange rate on March 31, 2017) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, debt repayment and to fund the repurchase of ADSs under our share repurchase programs, as described in further detail below, see “— Share Repurchases.” Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at March 31, 2017, we had cash and cash equivalents of $69.8 million which were primarily held in US dollars, Indian rupees, pound sterling, South African rand and Sri Lankan rupees. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $112.4 million as at March 31, 2017.

As at March 31, 2017, our total debt outstanding was $118.0 million. We also had available lines of credit amounting to $77.5 million, all of which were available as at March 31, 2017.

As at March 31, 2017, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹1,100.0 million ($17.0 million based on the exchange rate on March 31, 2017) from The Hongkong and Shanghai Banking Corporation Limited, $15.0 million from BNP Paribas, ₹1,200.0 million ($18.5 million based on the exchange rate on March 31, 2017) from Citibank N.A. and ₹810.0 million ($12.5 million based on the exchange rate on March 31, 2017) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2017, there was no amount utilized from these lines of credit.

In February 2017, WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($12.3 million based on the exchange rate on March 31, 2017) until February 28, 2018. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2017, there was no outstanding amount under this facility.

As at March 31, 2017, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($2.3 million based on the exchange rate on March 31, 2017) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate plus a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2017, there was no outstanding amount under this facility.

In January 2017, our United States subsidiary, WNS North America Inc., obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our debt service to EBITDA ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual instalments. The first five repayment instalments are $5.65 million each and the sixth and final repayment instalment is $5.75 million. The first scheduled repayment date is in July 2017.

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our debt service to EBITDA ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semi-annual instalments of $8.4 million each. The first scheduled repayment date is in September 2017.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and HealthHelp and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and HealthHelp and working capital needs. We currently expect our capital expenditures needs in fiscal 2018 to be between $28.0 million to $30 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure for fiscal 2017 amounted to $22.9 million and our capital commitments (net of capital advances) as at March 31, 2017 were $6.3 million. Of the capital expenditure incurred, approximately $8.5 million was incurred in India, approximately $7.0 million was incurred in Philippines, approximately $4.9 million was incurred in South Africa, approximately $0.8 million was incurred in Europe (excluding the UK), and approximately $1.7 million was incurred in the rest of the world. Of the capital commitments amount, we plan to spend approximately $3.1 million in India, approximately $1.0 million in South Africa, approximately $1.0 million in Philippines, approximately $0.9 million in Europe (excluding the UK), and approximately $0.3 million in the rest of the world. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of our indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for fiscal 2017, 2016 and 2015:

	Year ended March 31,
	2017	2016	2015
	(US dollars in millions)
Net cash provided by operating activities	$92.1	$102.9	$95.5
Net cash used in investing activities	$(131.3)	$(30.1)	$(40.2)
Net cash used in financing activities	$61.6	$(55.2)	$(54.9)

Cash Flows from Operating Activities

Net cash provided by operating activities decreased to $92.1 million for fiscal 2017 from $102.9 million for fiscal 2016. The decrease in net cash provided by operating activities was attributable to a decrease in profit as adjusted for non-cash related items by $17.6 million and an increase in taxes paid by $7.0 million, which was partially offset by a decrease in outflow on account of working capital changes by $12.9 million, an increase in interest received by $0.8 million and a decrease in interest paid by $0.1 million.

The net profit as adjusted for non-cash related items, primarily comprised the following: (i) profit of $37.8 million for fiscal 2017 as compared to $59.9 million for fiscal 2016; (ii) unrealized exchange gain of $11.1 million for fiscal 2017 as compared to an unrealized exchange loss of $4.0 million for fiscal 2016; (iii) deferred tax credit of $8.2 million for fiscal 2017 as compared to a deferred tax expense of $1.6 million for fiscal 2016; (iv) income tax expense of $25.8 million for fiscal 2017 as compared to $19.6 million for fiscal 2016; (v) share-based compensation expense of $23.0 million for fiscal 2017 as compared to $17.9 million for fiscal 2016; (vi) impairment of goodwill of $21.7 million for fiscal 2017 as compared to $Nil for fiscal 2016; and (vii) depreciation and amortization expense of $37.4 million for fiscal 2017 as compared to $40.6 million for fiscal 2016.

Cash inflow on account of working capital changes was $1.2 million for fiscal 2017 as compared to a cash outflow of $11.7 million for fiscal 2016. This was primarily on account of a decrease in cash outflow due to lower current assets by $7.0 million, a decrease in cash outflow due to lower accounts receivables and unbilled revenue by $4.1 million, an increase in cash inflow due to higher deferred revenue by $3.4 million, partially offset by an increase in cash outflow towards accounts payable by $1.9 million.

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

This increase was partially offset by (i) a decrease in deferred income tax by $3.9 million, (ii) a decrease in allowance for doubtful accounts by $1.5 million, (iii) a decrease in interest expense by $1.0 million, (iv)an increase in interest income by $0.8 million, and (v) an increase in dividend income by $0.6 million

Cash outflow towards working capital increased by $10.1 million for fiscal 2016 as compared to fiscal 2015, primarily as a result of a decrease in cash inflow from other assets by $10.3 million, which mainly includes other advances, derivative assets and prepaid expenses, and a decrease in cash inflows from other liabilities by $4.8 million, which was partially offset by a decrease in cash outflows for accounts payables and deferred revenue by $2.9 million, and a decrease in cash outflows for accounts receivables and unbilled revenue by $2.2 million.

Cash Flows from Investing Activities

Net cash used in investing activities increased to $131.3 million for fiscal 2017 from $30.1 million for fiscal 2016. This was primarily on account of a cash outflow of $135.6 million towards our acquisitions made in fiscal 2017 as compared to $2.6 million in fiscal 2016; a cash inflow of $Nil for fiscal 2017 as compared to $30.1 million for fiscal 2016 from sale of FMPs; a net investment in fixed deposits of $9.7 million for fiscal 2017 as compared to $6.0 million for fiscal 2016; partially offset by a net cash inflow of $32.4 million from sale of marketable securities for fiscal 2017 as compared to a net cash outflow of $29.6 million invested in purchase of marketable securities in fiscal 2016; and cash outflow of $ 22.9 million for fiscal 2017 towards the purchase of property, plant and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $27.5 million for fiscal 2016.

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

Cash Flows from Financing Activities

Net cash provided by financing activities increased to $61.6 million for fiscal 2017 as compared to net cash used in financing activities of $55.2 million for fiscal 2016. This was primarily on account of an increase in cash inflow from long term debt of $ 118.0 million for fiscal 2017 as compared to a cash outflow of $13.2 million towards repayment of long term debt and $13.1 million towards net repayment of short term borrowings for fiscal 2016; an increase in cash inflow from the exercise of options by grantees under our share plans of $8.9 million for fiscal 2017 as compared to $ 1.3 million for fiscal 2016, which was partially offset by an increase in cash outflow towards share repurchase of $64.2 million for fiscal 2017 as compared to $30.5 million for fiscal 2016.

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

Share Repurchases

In March 2016, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, each representing one share, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date the shareholders resolution approving the repurchase program was passed. In fiscal 2017 we repurchased 2.2 million ADSs under the repurchase program. We intend to fund the repurchase of the remaining 1.1 million ADSs under the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

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

New Accounting Pronouncements Not Yet Adopted by our Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to our operations are set out below.

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

The five steps in the model under IFRS 15 are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. We expect to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). Further, we are currently evaluating the impact that this new standard will have on our consolidated financial statements.

ii.	In July 2014, the IASB finalized and issued IFRS 9 – “Financial Instruments” (“IFRS 9”). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement” (“IAS 39”), the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon former’s effective date.

Key requirements of IFRS 9:

Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (“FVTPL”)

•	fair value through other comprehensive income (“FVTOCI”)

•	amortized cost

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

IFRS 16 replaces IAS 17, “Leases and related interpretations” viz. IFRIC 4, “Determining whether an Arrangement contains a Lease”; SIC-15, “Operating Leases—Incentives”; and SIC-27, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17, “Leases.” Disclosures, however, have been enhanced.

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

We are currently evaluating the impact of this new standard on our consolidated financial statements.

iv.	In January 2016, the IASB issued amendments to IAS 12 – “Income taxes” to clarify the following:

•	the carrying value of an asset does not limit the estimation of probable future taxable profits.

•	estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	an entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

We expect the adoption of these amendments will have no impact on our consolidated financial statements.

v.	In January 2016, the IASB issued amendments in IAS 7 – “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

•	changes from financing cash flows;

•	changes arising from obtaining and losing control of subsidiaries or other businesses;

•	the effect of changes of foreign exchange rates;

•	changes in fair value; and

•	other changes.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not present comparative information when they first apply the amendments.

We are currently evaluating the effect of this amendment on our consolidated financial statements.

vi.	In June 2016, the IASB issued amendments in IFRS 2 – “Share-based Payment” to clarify the following:

•	the accounting for cash-settled share-based payment transactions that include a performance condition should follow the same approach as for equity-settled share-based payment;

•	the classification of share-based payment transactions with net settlement features for withholding tax obligations should be classified as equity-settled in its entirety, provided the share-based payment would have been classified as equity-settled had it not included the net settlement feature; and

•	modifications of a share-based payment that changes the transaction from cash-settled to equity-settled to be accounted for as follows:

i.	the original liability is derecognized;

ii.	the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

iii.	any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in the statement of income immediately.

The above amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The amendments are to be applied prospectively. However, if an entity applies the amendments retrospectively, it must do so for all of the amendments described above.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

vii.	In December 2016, the IFRS Interpretations Committee (“IFRIC”) issued amendments to IFRIC 22 – “Foreign Currency Transactions and Advance Consideration” to clarify the exchange rate to use for translation when payments are made or received in advance of the related asset, expense or income (or part of it) in foreign currency.

The exchange rate in this case will be the rate prevalent on the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted.

On initial application, entities have the choice to apply the Interpretation either retrospectively or, alternatively, prospectively to all assets, expenses and income in the scope of the Interpretation initially recognized on or after:

•	the beginning of the reporting period in which the entity first applies the Interpretation; or

•	the beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the Interpretation.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

viii.	In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:
•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted.

On initial application, the requirements are to be applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight.

We are currently evaluating the impact of this pronouncement on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of eight directors.

The following table sets forth the name, age (as at March 31, 2017) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon(1)(2)	63	Non-Executive Chairman
Albert Aboody(3)	69	Director
Gareth Williams(2)(4)	64	Director
John Freeland(5)	63	Director
Keshav R. Murugesh	53	Director and Group Chief Executive Officer
Michael Menezes(5)	64	Director
Renu S. Karnad(1)(6)	64	Director
Francoise Gri(5)	59	Director
Executive Officers
Keshav R. Murugesh	53	Group Chief Executive Officer
Sanjay Puria	43	Group Chief Financial Officer
Ronald Gillette	60	Chief Operating Officer
Swaminathan Rajamani	40	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Audit Committee.
(4)	Chairman of our Compensation Committee.
(5)	Member of our Audit Committee.
(6)	Chairman of our Nominating and Corporate Governance Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. In January 2014 he was appointed as the Non-Executive Chairman of the Board. He is currently a member of the Board of Directors and a member of the Audit Committee of HealthEquity, Inc and also a member of the Board of Directors and Chairman of the Audit and Finance Committees of Williams-Sonoma, Inc. During his career, he has served as a member of the Board of Wonga Group Limited, from 2013 to 2015, NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. He has also held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President - Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in economics. The business address of Mr. Dillon is 5872 Cottage Ridge Road, Santa Rosa, CA 95403, USA.

Albert Aboody was appointed to our Board of Directors in June 2010 and also serves as the chairman of our Audit Committee. Mr. Aboody is based in the US. Prior to his appointment as our director, he was a partner with KPMG, US. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the Commission’s reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual. Mr. Aboody is a member of the American Institute of Certified Public Accountants. He was a post-graduate research scholar at Cambridge University and received a Bachelor of Arts degree from Princeton University. The business address of Mr. Aboody is 424 E 57th St. # 3D, New York, NY 10022.

Gareth Williams was appointed to our Board of Directors in January 2014. Currently Mr. Williams serves as the Chairman of YSC and as an independent director of SAGA plc. He served as a member of the Board of YSC from 2013 to 2016. He also served as the advisor to the CEO of Diageo plc till June 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University. The business address of Mr. Williams is High Tees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, UK.

John Freeland was appointed to our Board of Directors in September 2014. Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc. He is also the founder of JF Fitness of North America. He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the CEO of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President - Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company, and its subsidiaries. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. Most recently, he was appointed as the Honorary Chairman of The Confederation of Indian Industry - Western India’s Education Committee. He is the former chairman of the BPM Council of NASSCOM and an elected member of the NASSCOM Executive Council. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as the advisor to Fairfax India and also as an Executive-in-Residence to the MBA students at Ryerson University in Toronto on a voluntary basis. He is the President of Acumentor Inc. a sole proprietary business engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada. He was also CFO, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as CEO and CFO in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the CFO for ONIC (Holding), CEO of ITC Agro Tech Ltd., India, apart from holding various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and qualified as a Member of the Institute of Chartered Accountants of India. The business address of Mr. Menezes is 220 Cummer Avenue, Toronto, Canada M2M 2E7.

Renu S Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad had joined Housing Development Finance Corporation Limited (HDFC Limited) in 1978 and is currently serving as the Managing Director of HDFC Limited. She is also a director on several other Boards, including BOSCH Limited, Gruh Finance Limited, HDFC Bank Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, Indraprastha Medical Corporation Limited, Feedback Infrastructure Services Private Limited, EIH Limited, HIREF International LLC, ABB India Limited, H T Parekh Foundation, HIREF International Fund II Pte. Limited, HIREF International Fund Pte Limited and HDFC Plc (Maldives). Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs. The business address of Mrs. Karnad is HDFC Limited, Capital Court, 1st Floor, Munirka, Off Palme Marg, New Delhi 110067, India.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as CEO of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President - France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in the role of President and Country GM for IBM France. She is a member of the Board of Directors at Credit Agricole and Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France. The business address of Ms. Gri is 25, Rue des Vaussourds, 92500 Rueil Malmaison, France.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance function. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 18 years of experience, out of which over 14 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group CFO. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing & commercials and implementation of LEAN initiatives. Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Ronald Gillette is our Chief Operating Officer and is responsible for WNS’s global sales, operations and capability creation. Based in Mumbai, he drives WNS’s strategic plans and operating results. Prior to joining WNS, Mr. Gillette worked with Xerox in the US and Europe. Previously, he was the Group President, Xerox Business Services in Europe with responsibility for all Financial Services and Insurance clients and had led Xerox’s global FAO business. Before joining Xerox Services, Gillette was a senior partner at Accenture, responsible for growing its BPM business. He has also worked with Deloitte Consulting, Ernst & Young and EDS in various leadership roles with a focus on building outsourcing businesses. He has a Bachelor of Science degree from the United States Military Academy, at West Point. He holds a Master of Business Administration degree from Marymount University in Arlington, Virginia. The business address of Mr. Gillette is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s Human Resources function, and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. He has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

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

We believe that our executive officers should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For further details see “Part I – Item 6E Share Ownership – Share Ownership Guidelines.”

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

•	Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable (in the case of share options) by our executive officers subject to certain conditions set out in the applicable equity incentive plans or their individual employment agreements.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•	Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as medical and life insurance and other perquisites as reflected in their individual employment agreements.

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

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•	Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income (“ANI”) (non-GAAP), which is calculated as our profit excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) and other measures, such as operating margin are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

•	Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

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

Benchmarking and Use of Compensation Consultant for Fiscal 2017

During fiscal 2017, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our executive officers in fiscal 2017 included the following:

•	Genpact Limited;

•	EXL Service Holdings Inc.;

•	HCL Technologies;

•	Cognizant;

•	Infosys (BPO);

•	Convergys;

•	Syntel;

•	Wipro Technologies (BPO); and

•	Tata Consultancy Services (BPO).

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2017.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2017 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2017” below.

Executive Compensation for Fiscal 2017

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2017 (excluding grants of RSUs which are described below).

Name	Base Salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$618,761	$59,989	$1,470,040	$2,148,790
Sanjay Puria	$238,136	$12,837	$375,050	$626,023
Ronald Gillette	$388,518	$20,922	$500,885	$910,325
Swaminathan Rajamani	$194,023	$10,606	$177,713	$382,342

Total	$1,439,438	$104,354	$2,523,688	$4,067,480

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites.”

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2017 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following changes to the base salary:

•	Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $733,901 from $658,207 in fiscal 2017. The salary revision was effective February 19, 2017.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $250,143 from $223,342 in fiscal 2017. The salary revision was effective April 1, 2016.

•	Mr. Ronald Gillette’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $408,107 from $386,832 in fiscal 2017. The salary revision was effective April 1, 2016.

•	Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $203,806 from $183,609 in fiscal 2017. The salary revision was effective April 1, 2016.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), operating margin and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2017 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal year 2017. Each of our executive officers’ variable incentive packages for fiscal 2017 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, for 2017 at $ 917,376 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 176.4% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2017 at $ 212,621 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 176.4% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Gillette’s target variable incentive for 2017 at $ 408,107 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Gillette’s performance objectives the achievement of targets for revenue less repair payments (non-GAAP), ANI (non-GAAP) and operating margins for our various vertical business units, and individual performance objectives. Based on actual performance against these various objectives, Mr. Gillette earned 122.7% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2017 at $ 101,903 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 174.4% of his variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2017, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of a certain level of share price appreciation.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2017:

Name	Date of grant	Total RSUs granted for fiscal 2017		Grant date fair value ($)(1)
Keshav R. Murugesh	27-Apr-16	195,840	(2)	31.21	(2)
	27-Apr-16	54,400	(3)(4)	12.56	(3)(4)
Sanjay Puria	27-Apr-16	22,200	(5)	31.21	(5)
	27-Apr-16	5,000	(3)(6)	12.56	(3)(6)
Ronald Gillette	27-Apr-16	27,360	(5)	31.21	(5)
	27-Apr-16	5,000	(3)(6)	12.56	(3)(6)
Swaminathan Rajamani	27-Apr-16	15,120	(5)	31.21	(5)
	27-Apr-16	5,000	(3)(6)	12.56	(3)(6)

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the grant date fair value of equity-based RSUs granted during the year.
(2)	These RSUs vest according to the following schedule: 8,160 RSUs vest quarterly on the completion of each of the first eight quarters following the grant date; 5,440 RSUs vest quarterly on the completion of each of the four quarters following the first eight quarters following the grant date; and 108,800 RSUs vest on the third anniversary of the grant date, subject to Mr. Murugesh’s continued employment with our company through the vesting date and the achievement of certain conditions relating to financial performance. The fair value of these RSUs is generally the market price of our shares on the date of grant.
(3)	Following the referendum in the United Kingdom in June 2016 in which voters decided to withdraw from the EU, financial markets experienced increased volatility and we experienced a decline in the price of our ADSs. Consequently, our Compensation Committee decided to extend the timeframe (including the condition of being in the employment) in which RSUs with vesting linked to ADS price performance granted to the executive officer could meet specified ADS price targets.
(4)	Pursuant to amendment agreements dated March 15, 2017 between our company and Mr. Murugesh, the following amendments to the vesting schedule were made to previously granted RSUs, the vesting of which were originally scheduled on the third anniversary of the grant date subject to the achievement of a specified target ADS price over a period of time prior to a date determined by reference to the vesting date and Mr. Murugesh’s continued employment with our company through the vesting date:

•	With respect to 70,551 RSUs granted in April 2014, the vesting date (and accordingly the date by which the specified target ADS price condition must be met) has been extended to the fifth anniversary of the grant date (that is, April 2019). These RSUs granted in April 2014 are not included in the table above which sets out RSUs granted during fiscal 2017.

•	With respect to 59,039 RSUs granted in April 2015, the vesting date (and accordingly the date by which the specified target ADS price condition must be met) has been extended to the fourth anniversary of the grant date (that is, April 2019). These RSUs granted in April 2015 are not included in the table above which sets out RSUs granted during fiscal 2017.

•	With respect to 54,400 RSUs granted in April 2016, the vesting date (and accordingly the date by which the target ADS price condition must be met) has been extended to the fourth anniversary of the grant date (that is, April 2020). These RSUs, as amended, are included in the table above.

As a result of these amendments, the fair values of these RSUs, which have been determined using Monte-Carlo simulation, have been revised as follows and the additional cost of $1.2 million is amortized over the period from the modification date until the vesting date of the modified RSU, which differs from the vesting date of the original RSU.

Date of Grant	Original grant date fair value ($)	Revised grant date fair value ($)
April 2014	2.82	13.37
April 2015	6.37	11.65
April 2016	12.56	14.30

(5)	These RSUs include a base grant and a supplemental grant of 20% of the base grant. The RSUs in the base grant vest according to the following schedule: 5% of the RSUs awarded vest quarterly on the completion of each of the first twelve quarters following the grant date and 40% of the RSUs awarded vest on the third anniversary of the grant date, subject to awardee’s continued employment with our company through the vesting date and the achievement of conditions of financial performance. The awardee will be eligible for the additional vesting of up to 20% of the base grant pursuant to the supplemental grant, with the RSUs awarded pursuant to such supplemental grant vesting on the third anniversary of the grant date, subject to awardee’s continued employment with our company through the vesting date and the achievement of conditions of financial performance as determined by our Compensation Committee. The fair value of these RSUs is generally the market price of our shares on the date of grant.

(6)	Pursuant to an amendment agreement dated March 15, 2017 between our company and the executive officer, amendments to the vesting schedule were made to the 5,000 RSUs granted to the executive officer in April 2016, the vesting of which were originally scheduled on the third anniversary of the grant date subject to the achievement of a specified target ADS price over a period of time prior to a date determined by reference to the vesting date and the executive officer’s continued employment with our company through the vesting date. The vesting date (and accordingly the date by which the target ADS price condition must be met) has been extended to the fourth anniversary of the grant date (that is, April 2020) (and, for the RSUs of Mr. Ronald Gillette, such extension is conditional upon the target ADS price not being met by the original reference date). As a result of these amendments, the fair values of these RSUs, which have been determined using Monte-Carlo simulation, have been revised from $12.56 to $14.30 and the additional cost is amortized over the period from the modification date until the vesting date of the modified RSU, which differs from the vesting date of the original RSU.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to executive officers in fiscal 2017 are summarized below:

Name	Provident fund	Insurance benefits	Club membership	Total
Keshav R. Murugesh	$48,007	$1,956	$10,026	$59,989
Sanjay Puria	$12,007	$830	$—	$12,837
Ronald Gillette	$19,589	$1,333	$—	$20,922
Swaminathan Rajamani	$9,783	$823	$—	$10,606

Total	$89,386	$4,942	$10,026	$104,354

Non-executive Director Compensation for Fiscal 2017

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2017 (excluding grants of RSUs which are described below):

Name	Retainership fees	Retainership fees for Board/Committee Chairman		Total
Adrian Dillon	$—	$160,000	(1)	$160,000
Albert Aboody	$63,000	$30,000	(2)	$93,000
Gareth Williams	$63,000	$20,000	(3)	$83,000
John Freeland	$63,000	$—		$63,000
Michael Menezes	$63,000	$—		$63,000
Renu S. Karnad	$63,000	$5,109	(4)	$68,109
Francoise Gri	$63,000	$—		$63,000
Sir Anthony Greener(5)	$30,815	$4,891	(4)	$35,706

	$408,815	$220,000		$628,815

Notes:

(1)	Fee paid to Mr. Adrian T. Dillon for serving as chairman of our Board of Directors in fiscal 2017.
(2)	Fee paid to Mr. Albert Aboody for serving as chairman of our Audit Committee in fiscal 2017.
(3)	Fee paid to Mr. Gareth Williams for serving as chairman of our Compensation Committee in fiscal 2017.
(4)	Fee paid to Sir Anthony Greener and Renu S. Karnad for serving as chairman of our Nominating and Corporate Governance Committee from April 1, 2016 to September 26, 2016 and from September 27, 2016 to March 31, 2017, respectively, in fiscal 2017.
(5)	Sir Anthony Greener retired as a director of our Company with effect from September 27, 2016.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2017 with a vesting period of one year. No options were granted in fiscal 2017.

Name	Date of grant	Total RSUs granted for fiscal 2017	Grant date fair value ($)(1)	Expiration date
Adrian T. Dillon	13-Jul-16	8,702	$27.58	12-Jul-26
Albert Aboody	13-Jul-16	3,426	$27.58	12-Jul-26
Gareth Williams	13-Jul-16	3,426	$27.58	12-Jul-26
John Freeland	13-Jul-16	3,426	$27.58	12-Jul-26
Michael Menezes	13-Jul-16	3,426	$27.58	12-Jul-26
Renu S. Karnad	13-Jul-16	3,426	$27.58	12-Jul-26
Françoise Gri	13-Jul-16	3,426	$27.58	12-Jul-26
Sir Anthony Greener(2)	13-Jul-16	3,426	$27.58	12-Jul-26

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.
(2)	Sir Anthony Greener retired as a director of our company with effect from September 27, 2016.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the 2016 Incentive Award Plan.

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, which was amended with effect from February 19, 2013, to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Our employment agreement with Mr. Murugesh was further amended effective February 19, 2014 and February 19, 2017 to revise Mr. Murugesh’s compensation (including share grants).

Under the terms of the amended agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than eight times the sum of his annual base salary. Mr. Murugesh is entitled to receive additional performance-based grants for meeting additional performance-based criteria, the value of such grant being up to 50% of eight times the sum of his annual base salary. Any grants of RSUs to Mr. Murugesh will be made pursuant to and in accordance with our 2016 Incentive Award Plan.

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

If we experience a change in control (as defined in our Third Amended and Restated 2006 Incentive Award Plan for awards granted under that plan or as defined in our 2016 Incentive Award Plan for awards granted under that plan) while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

Third Amended and Restated 2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan was to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan was further intended to provide us with the ability to motivate, attract and retain the services of these individuals. On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. On September 25, 2013, we adopted the Third Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for grant under the plan to 8.6 million shares/ADSs, subject to specified adjustments under the plan. On May 31, 2016, our Third Amended and Restated 2006 Incentive Award Plan expired pursuant to its terms.

Shares Available for Awards

Subject to certain adjustments set forth in the Third Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that could be issued or awarded under the Third Amended and Restated 2006 Incentive Award Plan was equal to the sum of (x) 8,600,000 shares, (y) any shares that remained available for issuance under our 2002 Stock Incentive Plan (which was adopted on July 3, 2002 and terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminated, expired or lapsed for any reason or were settled in cash on or after the effective date of our 2006 Incentive Award Plan. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which could be subject to awards granted to any one participant during any calendar year was 500,000 shares and the maximum amount that could be paid to a participant in cash during any calendar year with respect to cash-based awards was $10,000,000. To the extent that an award terminated or was settled in cash, any shares subject to the award would again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award would not be available for subsequent grant. Except as described below with respect to independent directors, no determination was made as to the types or amounts of awards that would be granted to specific individuals pursuant to the Third Amended and Restated 2006 Incentive Award Plan.

Administration. The Third Amended and Restated 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the Third Amended and Restated 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator determined eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator would not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries were eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries were eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

Awards

Options: The plan administrator was able to grant options on shares. The per share option exercise price of all options granted pursuant to the Third Amended and Restated 2006 Incentive Award Plan would not be less than 100% of the fair market value of a share on the date of grant. No incentive share option could be granted to a grantee who owned more than 10% of our outstanding shares unless the exercise price was at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option became exercisable for the first time by any option holder during any calendar year exceeded $100,000, such excess would be treated as a non-qualified option. The plan administrator would determine the methods of payment of the exercise price of an option, which could include cash, shares or other property acceptable to the plan administrator (and could involve a cashless exercise of the option). The plan administrator designated in the award agreement evidencing each share option grant whether such share option would be exercisable for shares or ADSs. The award agreement could, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the Third Amended and Restated 2006 Incentive Award Plan could not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant could not exceed five years. Under the Third Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors was determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator could grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator could grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted could not exceed ten years from the date of grant. The plan administrator could elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Share Units. The plan administrator could grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards could be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator could grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments could be based upon specific performance criteria determined by the plan administrator on the date such share payments were made or on any date thereafter.

Deferred Shares. The plan administrator could grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards would not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator could grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator specified the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator could grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code could be a performance-based award as described below.

Performance-Based Awards. The plan administrator could grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator determined the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that could be issued under the Third Amended and Restated 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

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

Termination or Amendment. On May 31, 2016, our Third Amended and Restated 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at March 31, 2017, options or RSUs to purchase an aggregate of 3,160,644 ordinary shares were outstanding, out of which options or RSUs to purchase 1,423,417 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from April 1, 2017 to April 26, 2026. The weighted average grant date fair value of RSUs granted during fiscal 2017, 2016 and 2015 were $30.26, $25.16 and $19.19 per ADS, respectively. There is no purchase price for the RSUs.

RSU Grants Outside of our Plans

On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the laws of Jersey.

2016 Incentive Award Plan

We adopted 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent.

Shares Available for Awards

Subject to certain adjustments set forth in the 2016 Incentive Award Plan, the maximum number of shares and ADSs, in the aggregate, which may be issued or transferred pursuant to awards under the 2016 Incentive Award Plan is equal to the sum of (x) 2,500,000 shares, and (y) any shares or ADSs which immediately prior to the expiration of the Third Amended and Restated 2006 Incentive Award Plan were available for issuance or transfer as new awards under the Third Amended and Restated 2006 Incentive Award Plan, and (z) any shares or ADSs subject to awards under the Third Amended and Restated 2006 Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the effective date of the 2016 Incentive Award Plan. Immediately prior to the expiration of the Third Amended and Restated 2006 Incentive Award Plan, 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.

Administration. The 2016 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer The 2016 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the Code.

Awards

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the 2016 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each share option grant whether such share option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under The 2016 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under The 2016 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our Compensation Committee.

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

Non-transferability. Awards granted under The 2016 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of The 2016 Incentive Award Plan.

Termination or Amendment. An Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments and Restricted Share Units shall only vest or be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant’s retirement, death or Disability, or otherwise; provided, however, that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to Performance Shares or Performance Share Units that are intended to constitute Qualified Performance-Based Compensation shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

Outstanding Awards. As at March 31, 2017, options or RSUs to purchase an aggregate of 235,510 ordinary shares were outstanding, out of which options or RSUs to purchase Nil ordinary shares were held by all our directors and executive officers as a group. The expiration dates of these RSUs range from November 30, 2026 to March 22, 2027. The weighted average grant date fair value of RSUs granted during fiscal 2017, 2016 and 2015 were $30.26, $25.16 and $19.19 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2017, the total amount accrued by us to provide for pension, retirement or similar benefits was $12.9 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippines pesos per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $8.4 million, $5.9 million and $5.8 million in each of fiscal 2017, 2016 and 2015, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $15,420 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $1.1 million, $0.9 million and $0.9 million in fiscal 2017, 2016 and 2015, respectively, to LIC and Aviva Life Insurance Company Private Limited.

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

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of eight directors. Each of Messrs. Dillon, Aboody, Williams, Freeland and Menezes, Mrs. Karnad, and Ms. Gri satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2020;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2018; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2019.

Our directors for fiscal 2017 are classified as follows:

•	Class I: Mr. Gareth Williams and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Albert Aboody and Mr. Michael Menezes; and

•	Class III: Ms. Francoise Gri, Mr. John Freeland and Mrs. Renu S. Karnad.

The appointments of Messrs. Murugesh, Aboody and Menezes will expire at the next annual general meeting, which we expect to hold in September 2017. Messrs. Murugesh, and Mr. Menezes have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting. Mr. Aboody has decided not to stand for re-election and his term of directorship will expire at the next annual general meeting. We are currently in the process of identifying a new director candidate.

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

Our Board of Directors held seven meetings in fiscal 2017.

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

Audit Committee

The Audit Committee comprises four directors: Messrs. Albert Aboody (Chairman), Michael Menezes and John Freeland and Ms. Francoise Gri. Each of Messrs. Aboody, Menezes and Freeland and Ms. Gri satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee held four meetings in fiscal 2017.

Compensation Committee

The Compensation Committee comprises three directors: Messrs. Gareth Williams (Chairman) and Adrian T. Dillon and Mrs. Renu S. Karnad. Each of Messrs. Williams and Dillon and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the Third Amended and Restated 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held five meetings in fiscal 2017.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises three directors: Mrs. Renu S. Karnad (Chairman) and Messrs. Adrian T. Dillon and Gareth Williams. Each of Mrs. Karnad and Messrs. Dillon and Williams satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

The Nominating and Corporate Governance Committee held four meetings in fiscal 2017.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2017.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2017. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2017 are based on an aggregate of 50,012,559 ordinary shares (excluding 3,300,000 treasury shares) outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	54,700	0.109
Albert Aboody	24,903	0.050
Gareth Williams	10,427	0.021
John Freeland(2)	10,027	0.020
Keshav R. Murugesh	669,375	1.338
Michael Menezes	10,427	0.021
Renu S. Karnad	18,656	0.037
Francoise Gri	7,905	0.016
Executive Officers
Sanjay Puria	60,401	0.121
Ronald Gillette	70,932	0.142
Swaminathan Rajamani	42,391	0.085

All our directors and executive officers as a group (11 persons as of March 31, 2017)	980,144	1.96

Notes:

(1)	Of the 54,700 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 10,027 shares beneficially owned by Mr. John Freeland, 4,000 shares are in the form of ADSs.

As at March 31, 2017, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at March 31, 2017:

	RSU Summary
Name	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying RSUs vesting within 60 days from March 31, 2017	Vesting dates	Number of shares underlying RSUs vesting after 60 days from March 31, 2017
Non-executive Directors
Adrian T. Dillon	—	—	—	14,066
Albert Aboody	—	—	—	5,712
Gareth Williams	—	—	—	5,273
John Freeland	—	—	—	7,167
Michael Menezes	—	—	—	5,273
Renu S. Karnad	—	—	—	5,273
Françoise Gri	—	—	—	3,426
Executive Officers
Keshav R. Murugesh	388,317	35,424	22-Apr-17	418,332
	—	8,160	27-Apr-17	—
	—	237,474	29-Apr-17	—
Sanjay Puria	35,389	4,300	22-Apr-17	40,700
	—	925	27-Apr-17	—
	—	19,787	29-Apr-17	—
Ronald Gillette	45,479	6,900	22-Apr-17	55,400
	—	1,140	27-Apr-17	—
	—	17,413	29-Apr-17	—
Swaminathan Rajamani	24,414	3,100	22-Apr-17	30,000
	—	630	27-Apr-17	—
	—	14,247	29-Apr-17	—

Share Ownership Guidelines

In July 2014, our Board of Directors adopted a share ownership policy, which was amended in January 2015 and effective from April 1, 2015, outlining the share ownership guidelines for, among other employees, our directors and executive officers. We believe that this policy further aligns the interests of our directors and executive officers with the long-term interests of our shareholders and promotes our commitment to sound corporate governance practices.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2017 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 50,012,559 ordinary shares (excluding 3,300,000 treasury shares) outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	10,161,688	20.32%
FMR LLC (3)	5,227,599	10.45%
Nalanda India Fund Limited(4)	5,211,410	10.42%

Notes:

(1)	Based on an aggregate of 50,012,559 ordinary shares (excluding 3,300,000 treasury shares) outstanding as at March 31, 2017.
(2)	Information is based on Amendment No. 6 to a report on Schedule 13G jointly filed with the Commission on February 14, 2017 by (i) Waddell & Reed Financial, Inc. (“WRF”), a publicly traded company; (ii) Waddell & Reed Financial Services, Inc. (“WRFSI”), a subsidiary of WRF; (iii) Waddell & Reed Inc. (“WRI”), a broker-dealer and underwriting subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company (“WRIMCO”), an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of WRF. IICO and WRIMCO are investment advisors or sub-advisors to one or more open-end investment companies or other managed accounts which are beneficial owners of our ordinary shares. According to this Amendment No. 6, the investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Exchange Act. WRF, WRFSI, WRI, WRIMCO and IICO are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to WRIMCO and IICO.
(3)	Information is based on Amendment No. 12 to a report on Schedule 13G jointly filed with the Commission on February 14, 2017 by FMR LLC and Abigail P. Johnson. FMR LLC and Abigail P. Johnson jointly filed Amendment No. 13 to a report on Schedule 13G with the Commission on April 10, 2017, reporting beneficial ownership of 5,223,499 ordinary shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 12, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.
(4)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	WRF, WRFSI, WRI, WRIMCO and IICO jointly reported their percentage ownership of our ordinary shares to be 20.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 and 4 to a report on Schedule 13G filed with the Commission on December 10, 2014 and February 13, 2015, respectively, 21.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 12, 2016 and 19.8% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G filed with the Commission on February 14, 2017.

•	FMR LLC reported its percentage ownership of our ordinary shares to be 14.081% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G jointly filed with the Commission on February 13, 2015, 9.425% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 11 to a report on Schedule 13G jointly filed with the Commission on February 12, 2016 9.989% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 12 to a report on Schedule 13G jointly filed with the Commission on February 14, 2017 and10.458% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 13 to a report on Schedule 13G jointly filed with the Commission on April 10, 2017.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2017, 15,466,970 of our ordinary shares, representing 30.93% of our outstanding ordinary shares, were held by a total of 11 holders of record with addresses in the US. As at the same date, 49,721,174 of our ADSs (representing 49,721,174 ordinary shares), representing 99.42% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act, that were either material to us or the related party, or otherwise unusual or outside the ordinary course of business.

During fiscal 2015, Mr. Gareth Williams was appointed as a Non-Executive director of SAGA Plc. who is our client. During fiscal 2017, we earned a net revenue of $4,675 from this client.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2013 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,394.3 million ($36.9 million based on the exchange rate on March 31, 2017) in additional taxes, including interest of 891.3 million ($13.7 million based on the exchange rate on March 31, 2017).

The following sets forth the details of these orders of assessment:

Entities	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
	(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$(0.2	)(1)	₹	3.1	$(0.1	)(1)
WNS Global	Fiscal 2005	₹	27.4	$(0.4	)(1)	₹	8.6	$(0.1	)(1)
WNS Global	Fiscal 2006	₹	527.1	$(8.1	)(1)	₹	194.9	$(2.9	)(1)
Permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	₹	67.9	$(1.0	)(1)	₹	24.1	$(0.4	)(1)
WNS Global	Fiscal 2007	₹	98.7	$(1.5	)(1)	₹	31.9	$(0.5	)(1)
Permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	₹	34.3	$(0.5	)(1)	₹	10.8	$(0.2	)(1)
WNS Global	Fiscal 2008	₹	819.7	$(12.7	)(1)	₹	344.3	$(5.3	)(1)
WNS BCS	Fiscal 2009	₹	7.1	$(0.1	)(1)	₹	2.3	$(0.1	)(1)
WNS Global	Fiscal 2010	₹	60.2	$(0.9	)(1)	₹	23.5	$(0.4	)(1)
WNS BCS	Fiscal 2010	₹	1.0	$(0.1	)(1)		—	—
WNS BCS	Fiscal 2011	₹	9.7	$(0.1	)(1)	₹	3.2	$(0.1	)(1)
WNS Global	Fiscal 2012	₹	305.7	$(4.7	)(1)	₹	107.4	$(1.6	)(1)
WNS Global	Fiscal 2013	₹	423.0	$(6.6	)(1)	₹	137.2	$(2.0	)(1)

Total		₹	2,394.3	$(36.9	)(1)	₹	891.3	$(13.7	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2017.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2017, we have provided a tax reserve of ₹806.2 million ($12.4 million based on the exchange rate on March 31, 2017) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of ₹2,890.6 million ($44.6 million based on the exchange rate on March 31, 2017) in additional taxes, including interest of ₹891.1 million ($13.7 million based on the exchange rate on March 31, 2017). The income tax authorities have filed appeals against these orders at higher appellate authorities.

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

As at March 31, 2017, corporate tax returns for fiscal years 2014 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.4 million based on the exchange rate on March 31, 2017) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.2 million based on the exchange rate on March 31, 2017) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2017 was 50,012,559 (excluding 3,300,000 treasury shares). As at March 31, 2017, there were 49,721,174 ADSs outstanding (representing 49,721,174 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2013	$15.01	$9.07
2014	$22.61	$13.37
2015	$25.97	$17.11
2016	$34.36	$23.28
2017	$32.82	$24.82
Fiscal Quarter:
2016
First quarter	$27.99	$23.28
Second quarter	$31.50	$26.11
Third quarter	$34.36	$27.94
Fourth quarter	$31.03	$25.09
2017
First quarter	$32.82	$26.04
Second quarter	$30.87	$25.98
Third quarter	$30.01	$24.82
Fourth quarter	$30.12	$26.68
Month:
December 2016	$27.83	$24.92
January 2017	$30.12	$26.68
February 2017	$29.42	$27.54
March 2017	$29.11	$27.43
April 2017	$32.99	$27.69
May 2017	$33.97	$31.20

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

The address of our secretary and share registrar is Mourant Ozannes Corporate Services (Jersey) Limited or Mourant, at 22 Grenville Street, St Helier, Jersey JE4 8PX. Our share register is maintained at the premises of Mourant.

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

Share Capital

As at March 31, 2017, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2017, 2016 and 2015, we had 50,012,559 (excluding 3,300,000 treasury shares), 51,306,304 (excluding 1,100,000 treasury shares) and 51,950,662 ordinary shares outstanding, respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from the issuance of ordinary shares pursuant to our three share-based incentive plans: our 2002 Stock Incentive Plan, our 2006 Incentive Award Plan (as amended and restated) and our 2016 Incentive Award Plan. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

No Mandatory Offer Requirements

In some countries, the trading and securities legislation contains mandatory offer requirements when shareholders have reached certain share ownership thresholds. There are no mandatory offer requirements under Jersey legislation. The Companies (Takeovers and Mergers Panel) (Jersey) Law 2009 empowers the Minister for Economic Development in Jersey ( the “Minister”) to appoint a Panel on Takeovers and Mergers (the “Jersey Panel”) as the body responsible for regulating takeovers and mergers of companies incorporated in Jersey. The Minister has appointed the UK Panel on Takeovers and Mergers (the “UK Panel”) to carry out the functions of the Jersey Panel. The Jersey Panel will be empowered to promulgate rules regulating takeovers and mergers of Jersey companies (the “Jersey Code”). The rules applicable to the regulation of takeovers and mergers promulgated by the UK Panel as set out in The City Code on Takeovers and Mergers (the “UK Code”) have been adopted as the Jersey Code. Rule 9 of the UK Code contains rules relative to mandatory offers. However, the UK Code only applies to (i) offers for Jersey companies if any of their securities are admitted to trading on a regulated market in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man and (ii) to public or certain private Jersey companies which are considered by the Panel to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. As none of our securities are listed on a regulated market in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man and as we are not centrally managed and controlled in the United Kingdom, the Channel Islands or the Isle of Man, it is not anticipated that the UK Code (which has been adopted as the Jersey Code) will apply to us.

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

(1) Stock Purchase Agreement dated as of January 10, 2017 by and among WNS North America Inc. and the Sellers, the Optionholders and the Sellers Representative (each as defined therein).

In January 2017, WNS North America Inc. entered into the stock purchase agreement dated as of January 10, 2017 with the Sellers, the Optionholders and the Sellers Representative (each as defined therein). Under the agreement, we acquired all outstanding shares of Denali, a provider of strategic procurement BPM solutions for a purchase consideration of $39.6 million (including contingent consideration of up to $6.6 million, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $0.5 million payable in the first quarter of fiscal 2018), subject to adjustments for cash and working capital. We have funded the acquisition through a three year secured term loan with BNP Paribas, Hong Kong, described in item 5 below.

(2) Stock Purchase Agreement and Plan of Merger dated as of March 15, 2017 by and among WNS Global Services Private Limited, WNS North America Inc., WNS Healthcare North America LLC, HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein).

In March 2017, WNS Global Services Private Limited, WNS North America Inc. and WNS Healthcare North America LLC entered into the stock purchase agreement and plan of merger dated as of March 15, 2017 with HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein). Under the agreement, we acquired all ownership interests of HealthHelp, which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68.3 million, subject to adjustments for cash and working capital, including contingent consideration of up to $8.9 million, payable over a period of two years and dependent on the achievement of revenue targets and continuation of a specified client contract. We have funded the acquisition primarily with a five year term loan with HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK, described in item 6 below.

(3) Share Purchase Agreement dated March 11, 2016 between WNS Global Services Private Limited, the Sellers (as defined therein) and Value Edge Research Services Private Limited and (4) Amendment Agreement dated May 25, 2016 between WNS Global Services Private Limited, the Sellers (as defined therein) and Value Edge Research Services Private Limited.

In March 2016, WNS Global Services Private Limited entered into the share purchase agreement dated March 11, 2016 with the Sellers (as defined therein) and Value Edge Research Services Private Limited. Under the agreement, we acquired all outstanding equity shares of Value Edge, which provides business research and analytics reports and databases across the domains of pharmaceutical, biotech and medical devices. The purchase price payable by us was $17.5 million (plus adjustments for cash and working capital), including contingent consideration of $5.1 million, subject to compliance with certain conditions and payable over a period of three years. We funded this acquisition with cash on hand.

(4) Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong.

In January 2017, WNS North America Inc. obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over substantially all of the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our debt service to EBITDA ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual instalments. The first five repayment instalments are $5.65 million each and the sixth and final repayment instalment is $5.75 million. The first scheduled repayment date is in July 2017.

(5) Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK.

In March 2017, WNS (Mauritius) Limited obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Limited and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our debt service to EBITDA ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in 10 semi-annual instalments of $8.4 million each. The first scheduled repayment date is in September 2017.

(6) Employment Agreement dated February 1, 2010 between Keshav R. Murugesh and WNS Global Services Private Limited, as amended on February 19, 2017.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2013	₹54.52	₹54.36	₹57.13	₹50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018 (until June 23, 2017)	64.47	64.46	65.10	64.03

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
December 2016	₹68.29	₹67.38
January 2017	68.39	67.48
February 2017	67.40	66.67
March 2017	66.83	64.85
April 2017	65.10	64.08
May 2017	64.87	64.03
June 2017 (until June 23, 2017)	64.60	64.23

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2013	£0.66	£0.63	£0.67	£0.61
2014	0.60	0.63	0.67	0.60
2015	0.67	0.62	0.68	0.58
2016	0.70	0.66	0.72	0.63
2017	0.80	0.77	0.83	0.68
2018 (until June 23, 2017)	0.79	0.78	0.83	0.77

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
December 2016	£0.82	£0.79
January 2017	0.83	0.79
February 2017	0.80	0.79
March 2017	0.82	0.79
April 2017	0.81	0.77
May 2017	0.83	0.77
June 2017 (until June 23, 2017)	0.79	0.77

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

Under the Income Tax (Jersey) Law 1961, we are regarded as tax resident in Jersey but, not being a financial services company nor a specified utility company for the purposes of Jersey taxation legislation, are subject to the general basic rate of income tax on profits of 0%.

If the company derives any income from the ownership, disposal or exploitation of land in Jersey or the importation into Jersey or supplying in Jersey of hydrocarbon oil, such income will be subject to Jersey income tax at the rate of 20%. It is not expected that the company will derive any such income.

A 5% goods and services tax is generally paid in Jersey on the sale or exchange of goods and services in Jersey. All businesses with a 12-month taxable turnover in excess of £300,000 must, by Jersey law, register for this tax unless they are an international services entity (“ISE”). For so long as the company is an ISE within the meaning of the Goods and Services (Jersey) Law 2007, having satisfied the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended, a supply of goods or services made by or to the company shall not be a taxable supply for the purposes of Jersey law.

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

Foreign Account Tax Compliance Act (“FATCA”)

FATCA was enacted by the United States Congress in March 2010 and came into effect in 2014 (albeit with staggered implementation dates). FATCA requires Financial Institutions (“FIs”) to use enhanced due diligence procedures to identify US persons who have invested in either non-US financial accounts or non-US entities. Pursuant to FATCA, certain payments of (or attributable to) US-source income, and the proceeds of sales of property that give rise to US-source payments made to the company, would be subject to 30% withholding tax unless the company agrees to adopt certain reporting and withholding requirements. Although we will use reasonable efforts to avoid the imposition of such withholding tax, no assurance can be given that we will be able to do so.

On December 13, 2013 the Chief Minister of Jersey signed the US-Jersey Intergovernmental Agreement (“IGA”), which imposes certain due diligence and reporting requirements on Jersey FIs. Where applicable information regarding shareholders, their ultimate beneficial owners and/or controlling persons, and their investment in and returns from the company, may need to be reported to the local States of Jersey tax authority. As Jersey has implemented FATCA under a Model 1 IGA, no withholding tax, such as that outlined under the US Regulations applies.

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

Both the US and UK FATCA IGAs are implemented through Jersey’s domestic legislation, in accordance with guidance notes which are published in draft form and updated on a regular basis. The first reporting deadline under the US FATCA IGA was June 30, 2015 and that under the UK FATCA IGA was June 30, 2016. Reporting is due annually thereafter with UK FATCA merging fully into Common Reporting Standard (“CRS”) over the coming years.

Common Reporting Standard (CRS)

On February 13, 2014, the Organisation for Economic Co-operation and Development (“OECD”) released the CRS. This global standard for the automatic exchange of financial account information was modelled largely on the US FATCA regime but with some notable differences. On October 29, 2014, fifty-one jurisdictions signed the Multilateral Agreement that activates this automatic exchange of FATCA-like information in line with the CRS. There are now in excess of 90 jurisdictions signed up for implementation. Pursuant to the Multilateral Agreement, certain disclosure requirements may be imposed in respect of certain shareholders who are, or are entities that are controlled by one or more, residents of any of the signatory jurisdictions. It is expected that, where applicable, information that would need to be disclosed will include certain information about shareholders, their ultimate beneficial owners and/or controllers, and their investment in and returns from the company. Both Jersey and the UK have signed up to the Multilateral Agreement. To date the US has shown no intent to participate in the regime. Implementation for early adopters (including Jersey) began on January 1, 2016, with jurisdictions pledging to work towards the first information exchanges taking place by September 2017. Others are expected to follow with information exchange starting in 2018.

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

With respect to non-corporate US Holders, including individual US Holders, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are neither a PFIC nor treated as such with respect to you (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met, and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under US Internal Revenue Service (“IRS”) authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on US exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

A non-US corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of its value of assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

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

Additional Reporting Requirements

US individuals that own “specified foreign financial assets” with an aggregate value in excess of certain amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. Our ADSs or ordinary shares may be subject to these rules. US Holders should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. We have made all our filings with the Commission using the EDGAR system.

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 51.1% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2017 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippines peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for fiscal 2017, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $22.9 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $20.5 million for fiscal 2017, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $4.3 million for fiscal 2017, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $4.1 million for fiscal 2017. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee for fiscal 2017 by approximately $25.4 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand for fiscal 2017 by approximately $6.0 million and a 10% appreciation or depreciation in the Philippines peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippines peso for fiscal 2017 by approximately $4.9 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. The outstanding swap agreements as at March 31, 2017 aggregated to $118,000.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Our ADR facility is maintained with Deutsche Bank Trust Company Americas, (the “Depositary”), pursuant to a Deposit Agreement, dated as at July 18, 2006, among us, our Depositary and the holders and beneficial owners of ADSs. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered on the books of the Depositary.

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2017, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2017, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of WNS’ consolidated operations except for the acquired operations of Value Edge Research Services Private Limited and its subsidiaries, Denali Sourcing Services Inc., and MTS HealthHelp Inc. and its subsidiaries (collectively, the “Acquired Operations”), which were acquired in June 2016, January 2017 and March 2017 respectively and whose financial statements collectively reflected total assets and revenues constituting 3.9% and 1.9%, respectively, of the related consolidated financial statements amounts as at and for the year ended March 31, 2017.

Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2017, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2017, has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of Value Edge Research Services Private Limited and its subsidiaries, Denali Sourcing Services Inc., and MTS HealthHelp Inc. and its subsidiaries (collectively, the “Acquired Operations”), whose financial statements reflect total assets and revenues constituting 3.9 and 1.9 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2017. As indicated in Management’s Report, the Acquired Operations were acquired during the year ended March 31, 2017. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of the Acquired Operations.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended March 31, 2017, and our report dated June 29, 2017 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
June 29, 2017

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Albert Aboody (Chairman), John Freeland and Michael Menezes, and Ms. Francoise Gri. Each of Messrs. Aboody, Freeland and Menezes and Ms. Gri is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messrs. Aboody and Menezes each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. The Code of Business Ethics and Conduct was amended in October 2016 to refresh our core purposes and values. We have posted the code on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2017. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton India LLP and Grant Thornton member firms for the years ended March 31, 2017 and March 31, 2016.

	Fiscal
	2017	2016
Audit fees	$559,780	$527,500
Audit-related fees	119,700	28,959
Tax fees	32,000	32,000

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

Audit-related fees: This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by an external auditor, and includes service tax certifications and out of pocket expenses.

Tax fees: This category includes fees billed for tax audits.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton India LLP and Grant Thornton member firms during the last fiscal year have been pre-approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2016, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date the shareholders resolution approving the repurchase program was passed. Purchases of ADSs under the repurchase program during fiscal 2017 (as set out in the table below) were funded with cash on hand. We intend to fund further purchases of ADSs under the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

The table below sets forth the details of ADSs repurchased during fiscal 2017 under the above mentioned share repurchase program:

Period	No. of ADSs purchased	Average price paid per ADS (in $) *	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate U.S dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $50 per ADS)
April 1 to April 30, 2016	—	—	—	$165,000
May 1 to May 31, 2016	39,732	30.39	39,732	163,013
June 1 to June 30, 2016	710,268	30.49	710,268	127,500
July 1 to July 31, 2016	—	—	—	127,500
August 1 to August 31, 2016	395,444	29.43	395,444	107,728
September 1 to September 30, 2016	—	—	—	107,728
October 1 to October 31, 2016	898,366	28.09	898,366	62,810
November 1 to November 30, 2016	156,190	27.47	156,190	55,000
December 1 to December 31, 2016	—	—	—	55,000
January 1 to January 31, 2017	—	—	—	55,000
February 1 to February 28, 2017	—	—	—	55,000
March 1 to March 31, 2017	—	—	—	55,000
Total	2,200,000	29.10	2,200,000	$55,000

*	excludes transaction costs

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Adrian T. Dillon and Gareth Williams and Mrs. Renu S. Karnad are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee. Messrs. Albert Aboody, Michael Menezes and John Freeland and Ms. Francoise Gri serve on our Audit Committee. Each of Messrs. Dillon, Freeland, Menezes, Williams and Aboody, Ms. Gri and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

On May 31, 2016, our Third Amended and Restated 2006 Incentive Award Plan expired pursuant to its terms. On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the laws of Jersey.

Except as disclosed in the preceding paragraph, we are not aware of any significant differences between our corporate governance practices and those required to be followed by US issuers under the NYSE listing standards.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2017 and 2016

•	Consolidated Statements of Income for the years ended March 31, 2017, 2016 and 2015

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2017, 2016 and 2015

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2017, 2016 and 2015

•	Consolidated Statements of Cash Flows for the years ended March 31, 2017, 2016 and 2015

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.2	Form of the WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on September 1, 2016.

4.3	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.4	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.5	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.6	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.7	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11th floors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.8	Lease Deed commencing April 1, 2016 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.9	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10 — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.10	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5—incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.11	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11 incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.12	Stock Purchase Agreement dated as of January 10, 2017 by and among WNS North America Inc., the Sellers, the Optionholders and the Sellers Representative (each as defined therein).**

4.13	Stock Purchase Agreement and Plan of Merger dated as of March 15, 2017 by and among WNS Global Services Private Limited, WNS North America Inc., WNS Healthcare North America LLC, HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein).** #

4.14	Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong.**

4.15	Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK.**

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm.**

**	Filed herewith.
#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 29, 2017

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statements of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WNS (Holdings) Limited and subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2017, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
June 29, 2017

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2017	March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	5	$69,803	$41,854
Investments	6	111,992	132,989
Trade receivables, net	7	60,423	54,911
Unbilled revenue		48,915	44,318
Funds held for clients		9,135	11,895
Derivative assets	13	35,401	13,890
Prepayments and other current assets	8	27,385	22,601

Total current assets		363,054	322,458
Non-current assets:
Goodwill	9	134,008	76,242
Intangible assets	10	96,624	27,117
Property and equipment	11	54,796	50,417
Derivative assets	13	6,581	4,847
Deferred tax assets	23	16,687	22,522
Investments	6	429	—
Other non-current assets	8	31,944	21,848

Total non-current assets		341,069	202,993

TOTAL ASSETS		$704,123	$525,451

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$14,239	$19,862
Provisions and accrued expenses	15	27,217	24,741
Derivative liabilities	13	3,947	3,259
Pension and other employee obligations	14	52,933	44,814
Current portion of long term debt	12	27,613	—
Deferred revenue	16	5,478	2,924
Current taxes payable		1,322	1,746
Other liabilities	17	16,015	5,985

Total current liabilities		148,764	103,331
Non-current liabilities:
Derivative liabilities	13	836	451
Pension and other employee obligations	14	10,680	6,899
Long term debt	12	89,130	—
Deferred revenue	16	378	256
Other non-current liabilities	17	18,469	4,536
Deferred tax liabilities	23	20,800	1,789

Total non-current liabilities		140,293	13,931

TOTAL LIABILITIES		$289,057	$117,262

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 53,312,559 shares and 52,406,304 shares each as at March 31, 2017 and March 31, 2016, respectively)	18	8,333	8,211
Share premium		338,284	306,874
Retained earnings		277,988	240,225
Other components of equity		(114,854)	(116,660)

Total shareholder’s equity, including shares held in treasury		509,751	438,650

Less: 3,300,000 shares as at March 31, 2017 and 1,100,000 shares as at March 31, 2016, held in treasury, at cost	18	(94,685)	(30,461)

Total shareholders’ equity		415,066	408,189

TOTAL LIABILITIES AND EQUITY		$704,123	$525,451

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2017	2016	2015
Revenue		$602,546	$562,179	$533,893
Cost of revenue	19	403,324	365,360	342,715

Gross profit		199,222	196,819	191,178
Operating expenses:
Selling and marketing expenses	19	32,631	30,844	31,073
General and administrative expenses	19	91,742	78,902	70,013
Foreign exchange gain, net		(14,514)	(10,969)	(4,551)
Impairment of goodwill	9	21,673	—	—
Amortization of intangible assets	10	20,539	25,198	24,192

Operating profit		47,151	72,844	70,451
Other income, net	21	(8,689)	(8,494)	(11,912)
Finance expense	20	547	278	1,332

Profit before income taxes		55,293	81,060	81,031
Provision for income taxes	23	17,530	21,180	22,417

Profit		$37,763	$59,880	$58,614

Earnings per share of ordinary share	24

Basic		$0.75	$1.17	$1.14

Diluted		$0.71	$1.12	$1.10

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2017	2016	2015
Profit		$37,763	$59,880	$58,614
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment		(1,804)	(130)	(380)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain		43,118	446	33,176
Reclassification to profit/(loss)		(24,777)	(14,222)	(7,745)
Foreign currency translation		(7,810)	(20,828)	(21,588)
Income tax (provision)/benefit relating to above	23	(6,921)	4,259	(8,242)

		$3,610	$(30,345)	$(4,399)

Total other comprehensive income/(loss), net of taxes		$1,806	$(30,475)	$(4,779)

Total comprehensive income		$39,569	$29,405	$53,835

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
	Share capital		Share premium	Retained Earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Total shareholders’ equity
	Number	Par value
Balance as at April 1, 2014	51,347,538	$8,044	$276,601	$121,731	$(81,941)	$(1,744)	$2,279	$324,970
Shares issued for exercised options and RSUs (Refer note 22)	603,124	97	437	—	—	—	—	534
Share-based compensation expense (Refer note 22)	—	—	9,499	—	—	—	—	9,499
Excess tax benefits from exercise of share-based options and RSUs (Refer note 23)	—	—	268	—	—	—	—	268

Transactions with owners	603,124	97	10,204	—	—	—	—	10,301

Profit	—	—	—	58,614	—	—	—	58,614
Other comprehensive income/(loss), net of taxes	—	—	—	—	(21,588)	17,189	(380)	(4,779)

Total comprehensive income for the year	—	—	—	58,614	(21,588)	17,189	(380)	53,835

Balance as at March 31, 2015	51,950,662	$8,141	$286,805	$180,345	$(103,529)	$15,445	$1,899	$389,106

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont’d)

(Amounts in thousands, except share and per share data)

					Other components of equity
			Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments			Total shareholders’ equity
	Share capital							Treasury shares
	Number	Par value						Number	Amount
Balance as at April 1, 2015	51,950,662	$8,141	$286,805	$180,345	$(103,529)	$15,445	$1,899	—	$—	$389,106
Shares issued for exercised options and RSUs (Refer note 22)	455,642	70	1,233	—	—	—	—	—	—	1,303
Purchase of treasury shares (Refer note 18)	—	—	—	—	—	—	—	1,100,000	(30,461)	(30,461)
Share-based compensation expense (Refer note 22)	—	—	17,919	—	—	—	—	—	—	17,919
Excess tax benefits relating to share-based options and RSUs (Refer note 23)	—	—	917	—	—	—	—	—	—	917

Transactions with owners	455,642	70	20,069	—	—	—	—	1,100,000	(30,461)	(10,322)

Profit	—	—	—	59,880	—	—	—	—	—	59,880
Other comprehensive income/(loss), net of taxes	—	—	—	—	(20,828)	(9,517)	(130)	—	—	(30,475)

Total comprehensive income/(loss) for the year	—	—	—	59,880	(20,828)	(9,517)	(130)	—	—	29,405

Balance as at March 31, 2016	52,406,304	8,211	$306,874	$240,225	$(124,357)	5,928	$1,769	1,100,000	(30,461)	$408,189

See accompanying notes.

					Other components of equity
					Foreign currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity
Balance as at April 1, 2016	52,406,304	8,211	$306,874	$240,225	$(124,357)	5,928	$1,769	1,100,000	(30,461)	$408,189
Shares issued for exercised options and RSUs (Refer note 22)	906,255	122	8,819	—	—	—	—	—	—	8,941
Purchase of treasury shares (Refer note 18)	—	—	—	—	—	—	—	2,200,000	(64,224)	(64,224)
Share-based compensation expense (Refer note 22)	—	—	23,036	—	—	—	—	—	—	23,036
Excess tax benefits relating to share-based options and RSUs (Refer note 23)	—	—	(445)	—	—	—	—	—	—	(445)

Transactions with owners	906,255	122	31,410	—	—	—	—	2,200,000	(64,224)	(32,692)

Profit	—	—	—	37,763	—	—	—	—	—	37,763
Other comprehensive income/(loss), net of taxes	—	—	—	—	(7,810)	11,420	(1,804)	—	—	1,806

Total comprehensive income/(loss) for the year	—	—	—	37,763	(7,810)	11,420	(1,804)	—	—	39,569

Balance as at March 31, 2017	53,312,559	8,333	$338,284	$277,988	$(132,167)	17,348	$(35)	3,300,000	(94,685)	$415,066

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

		Year ended March 31,
	Notes	2017	2016	2015
Cash flows from operating activities:
Profit		$37,763	$59,880	$58,614
Adjustments to reconcile profit to net cash generated from operating activities:
Depreciation and amortization		37,442	40,633	38,579
Impairment of goodwill	9	21,673	—	—
Share-based compensation expense		23,036	17,919	9,499
Amortization of debt issue cost		52	13	81
Allowance for doubtful accounts		(1,040)	(774)	731
Unrealized exchange loss/(gain), net		(11,123)	3,997	(1,665)
Current tax expense		25,785	19,615	16,914
Interest expense		495	265	1,251
Interest income		(2,083)	(1,197)	(389)
Dividend income		(4,131)	(5,039)	(4,396)
Unrealized gain on investments		(6)	(41)	(4,553)
Income from funds held in escrow		(280)	—	—
Loss/ (gain) on sale of property and equipment		143	(100)	(587)
Deferred income taxes		(8,255)	1,565	5,503
Deferred rent		1,136	631	349
Excess tax benefit from share-based compensation expense		(270)	(229)	(99)
Unrealized gain on derivative instruments		(1,930)	(1,219)	(3,148)
Others, net		23	98	55
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue		(1,630)	(5,725)	(7,874)
Other assets		(2,137)	(9,162)	1,144
Trade payables		(4,203)	(2,290)	(3,671)
Deferred revenue		2,303	(1,050)	(2,577)
Other liabilities		6,914	6,532	11,336

Cash generated from operating activities before interest and income taxes:		119,677	124,322	115,097
Income taxes paid		(29,462)	(22,472)	(18,685)
Interest paid		(84)	(215)	(1,328)
Interest received		2,004	1,232	454

Net cash provided by operating activities		92,135	102,867	95,538

Cash flows from investing activities:
Acquisition of HealthHelp, net of cash acquired	4(a)	(56,674)	—	—
Repayment of long-term debt of HealthHelp	4(a)	(29,249)	—	—
Acquisition of Denali, net of cash acquired	4(b)	(31,886)	—	—
Acquisition of Value Edge, net of cash acquired	4(c)	(12,720)	—	—
Restricted cash, held in escrow	4(c)	(5,112)	—	—
Proceeds from restricted cash, held in escrow		280	—	—
Acquisition of iSoftStone assets and the related workforce		—	—	(328)
Purchase of property and equipment and intangible assets		(22,867)	(27,455)	(22,968)
Payment for Telkom business combination, net of cash acquired	4(d)	—	(2,572)	—
Investment in mutual funds		(462)	—	—
Marketable securities (purchased)/sold, net		32,413	(29,616)	(78,429)
Proceeds from sale of property and equipment		443	329	606
Investment in fixed deposits		(24,672)	(14,791)	(9,644)
Proceeds from maturity of fixed deposits		15,112	8,828	—
Dividends received		4,127	5,040	4,392
Proceeds from sale of fixed maturity plans (“FMPs”)		—	30,115	66,126

Net cash used in investing activities		(131,267)	(30,122)	(40,245)

Cash flows from financing activities:
Buyback of shares		(64,224)	(30,461)	—
Proceeds from exercise of stock options		8,941	1,303	534
Proceeds from long term debt	12	118,000	—	—
Payment of debt issuance cost		(953)	—	—
Repayment of long term debt		—	(13,163)	(12,007)
Proceeds from / (repayments of) short term borrowings, net		(475)	(13,058)	(43,521)
Excess tax benefit from share-based compensation expense		270	229	99

Net cash provided by/(used in) financing activities		61,559	(55,150)	(54,895)

Exchange difference on cash and cash equivalents		5,522	(8,189)	(1,641)
Net change in cash and cash equivalents		27,949	9,406	(1,243)
Cash and cash equivalents at the beginning of the year		41,854	32,448	33,691

Cash and cash equivalents at the end of the year		$69,803	$41,854	$32,448

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$4,292	$4,528	$2,431
(ii) Contingent consideration payable towards acquisitions	17	19,678	—	—
(iii) Liability towards deferred consideration.	4(b)	522	—	—
Financing activities
(i) Short term line of credit of Denali Sourcing Services Inc.	4(b)	475	—	—

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), London (UK), New Jersey (US), Switzerland, Germany and Singapore and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment and telecommunications; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics industries. During the year ended March 31, 2017, the company completed certain acquisitions (refer note 4).

In the Auto Claims BPM segment (as defined in Note 26), effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS Assistance Limited received an approval from Solicitors Regulatory Authority, UK to provide legal services in relation to personal injury claims.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on June 29, 2017.

2. Summary of significant accounting policies

a.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

These consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements.”

Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

b.	Basis of measurement

These consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-

a.	Derivative financial instruments;

b.	Share-based payment transactions;

c.	Marketable securities and investments in mutual funds;

d.	Investments in fixed maturity plans (FMPs); and

e.	Contingent consideration.

c.	Use of estimates and judgments

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

For certain agreements, the Company has retroactive discounts related to meeting agreed volumes. In such situations, the Company records revenue at the discounted rate, although the Company initially bills at the higher rate, unless the Company can determine that the agreed volumes will not be met, based on historic experience.

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

An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. The actual results may vary, and may cause significant adjustments to the Company’s assets within the next financial year. The calculation of impairment loss involves significant estimates and assumptions which includes revenue and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

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

viii.	Share-based compensation expense

The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

ix.	Business combinations

Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations”.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred at the date of acquisition. The cost of the acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets.

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

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred at the date of acquisition. The consideration of the acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets.

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

The financial statements of each of the Company’s subsidiaries are presented using the currency of the primary economic environment in which these entities operate (i.e. the functional currency). The consolidated financial statements are presented in US dollars (USD) which is the presentation currency of the Company and has been rounded off to the nearest thousands.

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

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into US dollars using exchange rates prevailing at the reporting date. Income and expense are translated at the monthly average exchange rate for the respective period. Exchange differences arising, if any, are recorded in equity as part of the Company’s other comprehensive income. Such exchange differences are recognized in the consolidated statement of income in the period in which such foreign operations are disposed. Goodwill and fair value adjustments arising on the acquisition of foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

Foreign currency differences arising from intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in foreign currency translation reserve.

g.	Financial instruments — initial recognition and subsequent measurement

Financial instruments are classified in the following categories:

•	Non-derivative financial assets comprising loans and receivables, at fair value through profit or loss (“FVTPL”) or available-for-sale.

•	Non-derivative financial liabilities comprising long term and short term borrowings and trade and other payables under the amortized cost category.

•	Derivative financial instruments under the category of financial assets or financial liabilities at FVTPL.

The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of the Company’s financial instruments at initial recognition.

i.	Non-derivative financial assets

a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, funds held for clients, investment in fixed deposits and other assets.

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

iii.	Derivative financial instruments and hedge accounting

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counter party is a bank. The Company holds derivative financial instruments such as foreign exchange forward, option contracts and interest rate swaps to hedge certain foreign currency and interest rate exposures.

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

The Company has only one class of equity shares. Par value of the equity share is recorded as the share capital and the amount received in excess of par value is classified as share premium. The credit corresponding to the share-based compensation expense and excess tax benefit related to the exercise of share options is recorded in share premium.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Foreign currency translation reserve

Foreign currency translation consists of (i) the exchange difference arising from the translation of the financial statements of foreign subsidiaries and (ii) foreign currency differences arising from intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in foreign currency translation reserve.

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

j.	Investments

i.	Marketable securities and mutual funds

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

Investments in mutual funds represent investments in mutual fund schemes wherein the mutual fund issuer has invested these funds in enterprise development funds. These investments are carried at fair value, with changes in fair value recognized in other comprehensive income. The fair value represents the original cost of the investment and the investment’s fair value at each reporting period. Investments in mutual funds have been designated as available for sale.

ii.	Investments in fixed maturity plans

The Company’s investments in fixed maturity plans (“FMPs”) represent investments in mutual fund schemes wherein the mutual fund issuer has invested these funds in certificate of deposits with banks in India. The investments in FMPs are designated as fair value through profit or loss and change in fair value is recognized in the consolidated statement of income. The fair value represents original cost of an investment and the investment’s fair value at each reporting period or net asset value (“NAV”) as quoted.

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

The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“FVLCOD”) and its value-in-use (“VIU”). If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the consolidated statement of income. If at the reporting date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.

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

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired in a business combination are recorded at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. Intangible assets with indefinite lives are not amortized but instead are tested for impairment at least annually and written down to the fair value. See further discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets:

Asset description	Weighted average amortization period (in months)
Customer contracts	48
Customer relationships	217
Covenant not-to-compete	48
Trade names	34
Technology	93
Software	57

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

o.	Impairment of intangible assets and goodwill

Goodwill is not subject to amortization and tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s FVLCOD and VIU. For the purposes of assessing impairment, assets are grouped at the cash generating unit level which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis based on the carrying amount of each asset in the cash generating unit. Intangible assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Provident Fund

Eligible employees of the Company in India, the Philippines, South Africa, Sri Lanka and the UK participate in a defined contribution fund in accordance with the regulatory requirements in the respective jurisdictions. Both the employee and the Company contribute an equal amount to the fund which is equal to a specified percentage of the employee’s salary.

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

Gratuity liabilities are determined by actuarial valuation, performed by an independent actuary, at each reporting date using the projected unit credit method. The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, as the case may be, in accordance with IAS 19, “Employee Benefits.” The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income in the statement of comprehensive income in the period in which they arise.

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

The Company accounts for share-based compensation expense relating to share-based payments using a fair value method in accordance with IFRS 2 “Share-based Payments.” Grants issued by the Company vest in a graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest.

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

The Company derives revenue from BPM services comprising of back office administration, data management, customer interaction services management and auto claims handling services.

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

Revenue earned by back office administration, data management and customer interaction services management services

Back office administration, data management and customer interaction services contracts are based on the following pricing models:

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

In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by IAS 18, Illustrative example (“IE”) 21 — “Determining whether an entity is acting as a principal or as an agent.” When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether:

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

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

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

The five steps in the model under IFRS 15 are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Company expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). Further, the Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii.	In July 2014, the IASB finalized and issued IFRS 9 – “Financial Instruments” (IFRS 9). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement,” the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon former’s effective date.

Key requirements of IFRS 9:

Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (“FVTPL”)

•	fair value through other comprehensive income (“FVTOCI”)

•	amortized cost

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

IFRS 16 replaces IAS 17, Leases and related interpretations viz. IFRIC 4, “Determining whether an Arrangement contains a Lease;” SIC-15, “Operating Leases—Incentives;” and SIC-27, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17, “Leases.” Disclosures, however, have been enhanced.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

vi.	In June 2016, the IASB issued amendments in IFRS 2 – “Share-based Payment” to clarify the following:

•	the accounting for cash-settled share-based payment transactions that include a performance condition should follow the same approach as for equity-settled share-based payment;

•	the classification of share-based payment transactions with net settlement features for withholding tax obligations should be classified as equity-settled in its entirety, provided the share-based payment would have been classified as equity-settled had it not included the net settlement feature; and

•	modifications of a share-based payment that changes the transaction from cash-settled to equity-settled to be accounted for as follows:

i.	the original liability is derecognized;

ii.	the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

iii.	any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in the statement of income immediately.

The above amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The amendments are to be applied prospectively. However, if an entity applies the amendments retrospectively, it must do so for all of the amendments described above.

The	Company is currently evaluating the impact of these amendments on its consolidated financial statements.

vii.	In December 2016, the IFRS Interpretations Committee (‘IFRIC’) issued amendments to IFRIC 22 – “Foreign Currency Transactions and Advance Consideration” to clarify the exchange rate to use for translation when payments are made or received in advance of the related asset, expense or income (or part of it) in foreign currency.

The exchange rate in this case will be the rate prevalent on the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted.

On initial application, entities have the choice to apply the Interpretation either retrospectively or, alternatively, prospectively to all assets, expenses and income in the scope of the Interpretation initially recognized on or after:

•	the beginning of the reporting period in which the entity first applies the Interpretation; or

•	the beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the Interpretation.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

viii.	In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted.

On initial application, the requirements are to be applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight.

The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Business Combinations

a) HealthHelp

On March 15, 2017 (“Acquisition date”), the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68,337, subject to adjustments for cash and working capital, including a contingent consideration of $8,545, payable over a period of two years linked to revenue targets and continuation of an identified client contract. The fair value of the contingent consideration liability was estimated using level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $8,876.

The Company has funded the acquisition primarily with a five year secured term loan. The Company is expected to leverage HealthHelp’s capability in care management to address the needs of payor, provider and insurance organizations.

The Company has incurred acquisition related costs of $1,809, which have been included in “General and administrative expenses” in the consolidated statement of income.

The purchase price has been allocated on a provisional basis, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$3,119
Trade receivables	4,910
Unbilled revenue	1,854
Prepayments and other current assets	1,070
Property and equipment	4,612
Intangible assets
- Software	1,274
- Customer contracts	4,537
- Customer relationships	49,584
- Service mark	400
- Covenant not-to-compete	4,693
- Technology	4,852
Non-current assets	96
Term loan	(29,249)
Current liabilities	(2,688)
Non-current liabilities	(1,423)
Deferred tax liability	(18,146)

Net assets acquired	$29,495
Less: Purchase consideration	68,337

Goodwill on acquisition	$38,842

The trade receivables comprise gross contractual amounts due of $4,910 and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount. The unbilled revenue comprises gross contractual amounts of $1,854 and the Company, based on its best estimate at the acquisition date, expects to invoice the entire amount and collect it. Goodwill of $14,643 arising from this acquisition is expected to be deductible for tax purposes.

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of March 31, 2017 to reflect the final valuation of assets acquired or liabilities assumed.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Impact of acquisition on the results of the Company:

The acquisition of HealthHelp contributed $2,417 to the Company’s revenue and a loss of $286 to the Company’s profit for the year ended March 31, 2017.

b) Denali Sourcing Services Inc.

On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali Sourcing Services Inc. (“Denali”), a provider of strategic procurement BPM solutions for a purchase consideration of $39,635 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in first quarter of fiscal 2018), subject to adjustments for cash and working capital. The fair value of the contingent consideration liability was estimated using level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $6,578. The payment was funded through a three year secured term loan.

Denali delivers global sourcing and procurement services to high-tech, retail and CPG, banking and financial services, utilities, and healthcare verticals. The acquisition of Denali is expected to add a strategic procurement capability to the Company’s existing Finance and Accounting services and will enable the Company to offer procurement solutions to its clients.

The Company has incurred acquisition related costs of $502, which have been included in “General and administrative expenses” in the consolidated statement of income.

The purchase price has been allocated on a provisional basis, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$1,204
Trade receivables	2,891
Unbilled revenue	1,258
Prepayments and other current assets	95
Property and equipment	53
Deferred tax asset	18
Intangible assets
- Software	3
- Customer contracts	3,025
- Customer relationships	8,000
- Trade name	545
- Covenant not-to-compete	1,718
Non-current assets	27
Current liabilities	(3,238)
Short-term line of credit	(475)
Non-current liabilities	(343)
Deferred tax liability	(5,020)

Net assets acquired	$9,761
Less: Purchase consideration	39,635

Goodwill on acquisition	$29,874

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The trade receivables comprise gross contractual amounts due of $2,891 and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount. The unbilled revenue comprises gross contractual amounts of $1,258 and the Company, based on its best estimate at the acquisition date, expects to invoice the entire amount and collect it. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of March 31, 2017 to reflect the final valuation of assets acquired or liabilities assumed.

Impact of acquisition on the results of the Company:

The acquisition of Denali contributed $5,195 to the Company’s revenue and a loss of $227 to the Company’s profit for the year ended March 31, 2017.

c) Value Edge

On June 14, 2016 (“Acquisition Date”), the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited (“Value Edge”) which provides business research and analytics reports and databases across the domains of pharmaceutical, biotech and medical devices, for a total consideration of $18,265 including working capital adjustments of $765 and contingent consideration of $5,112 (held in escrow), subject to compliance with certain conditions, payable over a period of three years. The acquisition is expected to deepen the Company’s domain and specialized analytical capabilities in the growing pharma market, and provide the Company with a technology asset, which is leverageable across clients and industries.

The Company has incurred acquisition related costs of $24, which have been included in “General and administrative expenses” in the consolidated statement of income.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$432
Trade receivables	370
Unbilled revenue	706
Investments	87
Prepayments and other current assets	99
Property and equipment	78
Deferred tax asset	49
Intangible assets
- Software	10
- Customer contracts	701
- Customer relationships	1,894
- Trade name	104
- Covenant not-to-compete	2,655
- Technology	1,238
Non-current assets	74
Current liabilities	(1,236)
Non-current liabilities	(126)
Deferred tax liability	(2,281)

Net assets acquired	$4,854
Less: Purchase consideration	18,265

Goodwill on acquisition	$13,411

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The trade receivables comprise gross contractual amounts due of $370 and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount. The unbilled revenue comprises gross contractual amounts of $706 and the Company, based on its best estimate at the acquisition date, expects to invoice the entire amount and collect it. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

Impact of acquisition on the results of the Company:

The acquisition of Value Edge contributed $3,957 to the Company’s revenue and a profit of $237 to the Company’s profit for the year ended March 31, 2017.

Impact of all acquisitions on the results of the Company:

Had the acquisitions occurred on April 1, 2016, the Company’s revenue and profit for the year ended March 31, 2017 would have been $681,635 (unaudited) and $44,661 (unaudited), respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

d) Telkom

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

The purchase price has been allocated as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2017	2016
Cash and bank balances	$46,110	$25,194
Short term deposits with banks	23,693	16,660

Total	$69,803	$41,854

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6. Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2017	2016
Investments in marketable securities and mutual funds(1)	$87,652	$118,198
Investments in FMPs	96	—
Investment in fixed deposits	24,673	14,791

Total	$112,421	$132,989

Note:

(1) Marketable securities represent short term investments made principally for the purpose of earning dividend income.

	As at
	March 31, 2017	March 31, 2016
Current investments	$111,992	$132,989
Non-current investment	429	—

Total	$112,421	$132,989

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7. Trade receivables, net

Trade receivables consist of the following:

	As at
	March 31,	March 31,
	2017	2016
Trade receivables	$62,136	$59,357
Less: Allowances for doubtful accounts receivable	(1,713)	(4,446)

Total	$60,423	$54,911

The movement in the allowances for doubtful accounts receivable is as follows:

	Year ended March 31,
	2017	2016	2015
Balance at the beginning of the year	$4,446	$5,336	$4,999
Charged to operations	777	1,010	2,534
Write-offs, net of collections	(2,571)	(936)	(621)
Reversals	(664)	(904)	(1,182)
Translation adjustment	(275)	(60)	(394)

Balance at the end of the year	$1,713	$4,446	$5,336

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Prepayments and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2017	March 31, 2016
Current:
Service tax and other tax receivables	$8,029	$5,871
Deferred transition cost	423	191
Employee receivables	1,215	1,319
Advances to suppliers	2,087	2,015
Prepaid expenses	8,819	6,278
Restricted cash, held in escrow (Refer note 4(c))	1,611	—
Other assets	5,201	6,927

Total	$27,385	$22,601

Non-current:
Deposits	$7,569	$6,348
Income tax assets	10,202	6,697
Service tax and other tax receivables	6,236	5,419
Deferred transition cost	365	223
Restricted cash, held in escrow (Refer note 4(c))	3,222	—
Others assets	4,350	3,161

Total	$31,944	$21,848

9. Goodwill

	As at
	March 31,	March 31,
	2017	2016
Gross carrying amount	$155,681	$76,242
Accumulated impairment of goodwill	(21,673)	—

Total	$134,008	$76,242

The movement in goodwill balance by reportable segment as at March 31, 2017 and 2016 is as follows:

Gross carrying amount

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2015	$48,519	$30,539	$79,058
Goodwill arising from business combination of Telkom contract and the related workforce (Refer Note 4(d))	1,178	—	1,178
Foreign currency translation	(3,194)	(800)	(3,994)

Balance as at March 31, 2016	$46,503	$29,739	$76,242

Goodwill arising on acquisitions (Refer Note 4(a), 4(b) & 4(c))	82,127	—	82,127
Foreign currency translation	1,248	(3,936)	(2,688)

Balance as at March 31, 2017	$129,878	$25,803	$155,681

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Accumulated impairment losses

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2015	$—	$—	$—
Impairment of goodwill recognized during the year	—	—	—

Balance as at March 31, 2016	$—	$—	$—

Impairment of goodwill recognized during the year	—	21,673	21,673

Balance as at March 31, 2017	—	21,673	21,673

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2017	2016
WNS Global BPM*	$3,815	$3,765
South Africa	4,963	4,485
Research & Analytics	49,146	34,522
Technology services	3,238	3,731
WNS Auto Claims BPM	4,130	29,739
Finance and accounting	29,874	—
Healthcare	38,842	—

	$134,008	$76,242

*	Excluding South Africa, Research & analytics, Technology services, Finance and accounting and Healthcare goodwill.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than five years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macro-economic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s
	WNS Global BPM*	South Africa	Finance & accounting	Research & analytics	Healthcare	Technology services	WNS Auto Claims BPM
Discount rate	17.7%	19.0%	16.3%	17.7%	15.3%	13.0%	13.0%
Perpetual growth rate	3.0%	3.0%	2.0%	3.0%	2.5%	3.0%	1.0%

*	Excluding South Africa, Research & analytics, Technology services, Healthcare and Finance & Accounting.

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

During the fourth quarter of fiscal 2017, the proposed changes in UK laws with respect to personal injury market and the associated uncertainty of the future earnings trajectory of the legal services business and downward revision in the expectation for future performance within WNS Auto Claims reportable segment due to contract renegotiations and loss of certain clients caused the financial projections and estimates of WNS Auto Claims BPM reportable segment to significantly decrease from the previous estimates which led to an impairment loss during fiscal 2017. These factors arising in the fourth quarter of fiscal 2017 had a significant and negative impact on the VIU of the WNS Auto Claims BPM reportable segment, and the Company determined that the carrying value of the reportable segment for WNS Auto Claims BPM exceeded the VIU as of the date of its annual impairment review. The Company further performed the valuation of FVLCOD of the impairment test.

The Company determined the FVLCOD of reportable segment using the “Income Approach — Discounted Cash Flow Analysis” method.

Under the “Income Approach — Discounted Cash Flow Analysis” method the key assumptions consider projected sales, cost of sales, and operating expenses for five years. These assumptions were determined by management utilizing our internal operating plan, growth rates for revenues and operating expenses, and margin assumptions using market participant perspective. An additional key assumption under this approach is the discount rate, which represents the expected return on capital and is based on the estimated weighted average cost of capital for a market participant. If our assumptions relative to growth rates were to change, our fair value calculation may change, which could impact the results.

The fair value of the WNS Auto Claims BPM reportable segment was determined using level 3 inputs through an income approach which includes assumptions for discount rate of 13.0% with annual and perpetual growth rate of 2.5% and 2.0% respectively. The Company used the “Market approach-Guideline Public Company Method” to corroborate the results of the income approach. The FVLCOD was higher than the VIU, which is considered as the recoverable amount of the CGU amounting to $37,836. The next step of the goodwill impairment test resulted in an impairment charge of $21,673 for goodwill related to the WNS Auto Claims BPM reportable segment in fiscal 2017. This impairment charge of $21,673 was recorded in operating expenses in the Consolidated Statement of Income, which reduced the goodwill in WNS Auto Claims BPM to $4,130 as at March 31, 2017.

The Company did not recognize any impairment charge for goodwill related to WNS Global BPM reportable segment. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) did not identify any probable scenarios where the other CGU’s recoverable amount would fall below its carrying amount.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2016 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationships	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2015	$158,753	$63,928	$4,569	$1,835	$332	$12,411	$241,828
Additions	—	—	—	—	—	8,574	8,574
On business combination (Refer note 4(d))	2,990	—	—	—	—	—	2,990
Disposals						(342)	(342)
Translation adjustments	(4,957)	(781)	(119)	—	(6)	(883)	(6,746)

Balance as at March 31, 2016	$156,786	$63,147	$4,450	$1,835	$326	$19,760	$246,304

Accumulated amortization
Balance as at April 1, 2015	$133,191	$53,909	$4,569	$1,835	$332	$4,718	$198,554
Amortization	15,657	5,688	—	—	—	3,853	25,198
Disposals						(157)	(157)
Translation adjustments	(3,365)	(605)	(119)	—	(6)	(313)	(4,408)

Balance as at March 31, 2016	$145,483	$58,992	$4,450	$1,835	$326	$8,101	$219,187

Net carrying value as at March 31, 2016	$11,303	$4,155	$—	$—	$—	$11,659	$27,117

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The changes in the carrying value of intangible assets for the year ended March 31, 2017 are as follows:

			Intellectual				Covenant
Gross carrying value	Customer contracts	Customer relationships	property rights	Trade names	Technology	Leasehold benefits	not-to- compete	Service mark	Software	Total
Balance as at April 1, 2016	$156,786	$63,147	$4,450	$—	$—	$1,835	$326	$—	$19,760	$246,304
Additions	—	—	—	—	—	—	—	—	4,611	4,611
On acquisition (Refer Note (4(a),(b),(c))	8,263	59,478	—	649	6,090	—	9,066	400	1,287	85,233
Translation adjustments	1,952	(703)	(589)	4	41	—	59	—	(72)	692

Balance as at March 31, 2017	$167,001	$121,922	$3,861	$653	$6,131	$1,835	$9,451	$400	$25,586	$336,840

Accumulated amortization
Balance as at April 1, 2016	$145,483	$58,992	$4,450	$—	$—	$1,835	$326	$—	$8,101	$219,187
Amortization	10,653	4,016	—	78	167	—	650	—	4,975	20,539
Translation adjustments	1,840	(833)	(589)	2	5	—	(12)	—	77	490

Balance as at March 31, 2017	$157,976	$62,175	$3,861	$80	$172	$1,835	$964	$—	$13,153	$240,216

Net carrying value as at March 31, 2017	$9,025	$59,747	$—	$573	$5,959	$—	$8,487	$400	$12,433	$96,624

As at March 31, 2017, the estimated remaining weighted average amortization periods for intangible assets are as follows:

Balance life
(In months)
Customer contracts	40
Customer relationships	216
Covenant not-to-compete	44
Trade names	29
Technology	92
Software	28

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2017 are as follows:

	Amount
2018	$13,980
2019	12,525
2020	11,532
2021	8,310
2022	5,843
Thereafter	44,034

	$96,224	*

*	excludes service mark, as it has an indefinite useful life

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2016 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2015	$10,405	$67,515	$58,641	$455	$49,358	$186,374
Additions	—	6,866	5,914	29	6,288	19,097
Disposals/retirements	—	(1,808)	(588)		(457)	(2,853)
Translation adjustments	(255)	(3,370)	(3,107)	(25)	(2,600)	(9,357)

Balance as at March 31, 2016	$10,150	$69,203	$60,860	$459	$52,589	$193,261

Accumulated depreciation
Balance as at April 1, 2015	$3,232	$58,068	$45,397	$289	$34,316	$141,302
Depreciation	510	5,172	4,834	75	4,844	15,435
Disposals/retirements	—	(1,715)	(535)	—	(454)	(2,704)
Translation adjustments	(81)	(2,757)	(2,321)	(17)	(1,832)	(7,008)

Balance as at March 31, 2016	$3,661	$58,768	$47,375	$347	$36,874	$147,025

Capital work-in-progress						4,181

Net carrying value as at March 31, 2016						$50,417

The changes in the carrying value of property and equipment for the year ended March 31, 2017 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2016	$10,150	$69,203	$60,860	$459	$52,589	$193,261
Additions	—	4,411	7,455	135	8,105	20,106
On acquisition (Refer Note 4(a),(b),(c))	—	1,014	1,895	14	1,820	4,743
Disposals/retirements	—	(3,407)	(1,619)	(33)	(1,723)	(6,782)
Translation adjustments	96	(1,350)	286	12	201	(755)

Balance as at March 31, 2017	$10,246	$69,871	$68,877	$587	$60,992	$210,573

Accumulated depreciation
Balance as at April 1, 2016	$3,661	$58,768	$47,375	$347	$36,874	$147,025
Depreciation	505	5,742	5,126	92	5,438	16,903
Disposals/retirements	—	(3,327)	(1,241)	(20)	(1,354)	(5,942)
Translation adjustments	42	(1,372)	171	10	222	(927)

Balance as at March 31, 2017	$4,208	$59,811	$51,431	$429	$41,180	$157,059

Capital work-in-progress						1,282

Net carrying value as at March 31, 2017						$54,796

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $170 and $Nil as at March 31, 2017 and 2016, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

			As at
			March 31, 2017		March 31, 2016
Currency	Interest rate	Final maturity ( fiscal year)	Foreign currency	Total	Foreign currency	Total
US dollars	3M USD Libor +1.27%	2020	$—	34,000	—	—
US dollars	3M USD Libor +0.95%	2022	$—	84,000	—	—
Total				118,000
Less: Debt issuance cost				1,257
Total				116,743
Current portion of long term debt				$27,613	—	—
Long term debt				$89,130		—

The Company has entered into a floating to fixed interest rate swap in relation to these debts.

In January 2017, WNS North America Inc. obtained from BNP Paribas, Hong Kong, a three year term loan facility of $34,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 1.27% per annum to finance the acquisition of Denali Sourcing Services Inc. WNS North America Inc. has pledged shares of Denali Sourcing Services Inc. as security for the loan. In connection with the term loan, the Company has entered into an interest rate swap with a bank to swap the variable portion of the interest based on US dollar LIBOR to a fixed rate. This term loan is repayable in six semi-annual installments. The first five repayment instalments are $5,650 each and the sixth and final repayment instalment is $5,750. The first scheduled repayment is in July, 2017.

In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK five-year term loan facility of $84,000 at an interest rate equal to the three month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company has pledged shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company has entered into an interest rate swap with banks to swap the variable portion of the interest based on US dollar LIBOR to a fixed rate. This term loan is repayable in ten semi-annual installments of $8,400 each. The first scheduled repayment is in September, 2017.

The Company has pledged trade receivables, other financial assets and property and equipment with an aggregate amount of $88,730 and Nil as of March 31, 2017 and March 31, 2016 respectively, as collateral for the above borrowings.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $62,957. The Company has also established a line of credit in the UK amounting to £9,880 ($12,337 based on the exchange rate on March 31, 2017). Further the Company has also established a line of credit in South Africa amounting to ZAR 30,000 ($2,254 based on the exchange rate on March 31, 2017).

As at March 31, 2017, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2017 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$69,803	$—	$—	$—	$69,803	$69,803
Investment in fixed deposits	24,673	—	—	—	24,673	24,673
Investments in marketable securities and mutual funds	—	—	—	87,652	87,652	87,652
Investment in FMPs	—	96	—	—	96	96
Trade receivables	60,423	—	—	—	60,423	60,423
Unbilled revenue	48,915	—	—	—	48,915	48,915
Funds held for clients	9,135	—	—	—	9,135	9,135
Prepayments and other assets (1)	4,262	—	—	—	4,262	4,262
Other non-current assets (2)	10,791	—	—	—	10,791	10,791
Derivative assets	—	5,041	36,941	—	41,982	41,982

Total carrying value	$228,002	$5,137	$36,941	$87,652	$357,732	$357,732

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$14,239	$14,239	$14,239
Long term debt (includes current portion) (3)	—	—	118,000	118,000	118,000
Other employee obligations (4)	—	—	46,701	46,701	46,701
Provision and accrued expenses	—	—	27,217	27,217	27,217
Other liabilities (5)	19,678	—	1,086	20,764	20,764
Derivative liabilities	26	4,757	—	4,783	4,783

Total carrying value	$19,704	$4,757	$207,243	$231,704	$231,704

Notes:

(1)	Excluding non-financial assets $ 23,123.
(2)	Excluding non-financial assets $ 21,153.
(3)	Excluding non-financial asset (unamortized debt issuance cost) $1,257.
(4)	Excluding non-financial liabilities $16,912.
(5)	Excluding non-financial liabilities $13,720.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2016 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$41,854	$—	$—	$—	$41,854	$41,854
Investment in fixed deposits and marketable securities	14,791	—	—	118,198	132,989	132,989
Trade receivables	54,911	—	—	—	54,911	54,911
Unbilled revenue	44,318	—	—	—	44,318	44,318
Funds held for clients	11,895	—	—	—	11,895	11,895
Prepayments and other assets (1)	6,147	—	—	—	6,147	6,147
Other non-current assets (2)	6,348	—	—	—	6,348	6,348
Derivative assets	—	2,492	16,245	—	18,737	18,737

Total carrying value	$180,264	$2,492	$16,245	$118,198	$317,199	$317,199

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$19,862	$19,862	$19,862
Other employee obligations (3)	—	—	39,604	39,604	39,604
Provision and accrued expenses	—	—	24,741	24,741	24,741
Other liabilities (4)	—	—	231	231	231
Derivative liabilities	870	2,840	—	3,710	3,710

Total carrying value	$870	$2,840	$84,438	$88,148	$88,148

Notes:

(1)	Excluding non-financial assets $16,454.
(2)	Excluding non-financial assets $15,500.
(3)	Excluding non-financial liabilities $12,109.
(4)	Excluding non-financial liabilities $10,290.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2017 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral received
Derivative assets	$41,982	$—	$41,982	$(1,712)	$—	$40,270

Total	$41,982	$—	$41,982	$(1,712)	$—	$40,270

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$4,783	$—	$4,783	$(1,712)	$—	$3,071

Total	$4,783	$—	$4,783	$(1,712)	$—	$3,071

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2016 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net amount
				Financial instruments	Cash collateral received
Derivative assets	$18,737	$—	$18,737	$(3,040)	$—	$15,697

Total	$18,737	$—	$18,737	$(3,040)	$—	$15,697

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$3,710	$—	$3,710	$(3,040)	$—	$607

Total	$3,710	$—	$3,710	$(3,040)	$—	$607

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2017 are as follows:-

Description	March 31, 2017	Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$5,041	$—	$5,041	$—
Investment in FMPs	96	96	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	36,733	—	36,733	—
Interest rate swaps	208	—	208	—
Investments in marketable securities and mutual funds	87,652	87,223	429	—

Total assets	$129,730	$87,319	$42,411	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$26	$—	$26	$—
Contingent consideration	19,678	—	—	19,678
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	4,136	—	4,136	—
Interest rate swaps	621	—	621	—

Total liabilities	$24,461	$—	$4,783	$19,678

Description of significant unobservable inputs to Level 3 valuation

The fair value of the contingent consideration liability was estimated using a probability weighted method and achievement of revenue target with a discount rate of 2.5%. One percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact on its value.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2016 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,492	$—	$2,492	$—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	16,245	—	16,245	—
Investments in marketable securities	118,198	118,198	—	—

Total assets	$136,935	$118,198	$18,737	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$870	$—	$870	$—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	2,840	—	2,840	—

Total liabilities	$3,710	$—	$3,710	$—

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows, foreign exchange spot, forward premium rates and market rates of interest. During the year ended March 31, 2017 and 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Fair value on a non-recurring basis as at March 31, 2017

The non-recurring fair value measurement for the Auto Claim BPM CGU of $38,492 (before cost of disposal of $656) has been categorized as level 3 fair value based on the inputs to the valuation technique used (refer note 9).

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered to manage interest rate risk associated with the Company’s floating rate borrowings. The Company’s primary exchange rate exposure is with the US dollars and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss).

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	March 31, 2017	March 31, 2016
Forward contracts (Sell)
In US dollars	$241,673	$151,884
In United Kingdom Pound Sterling	126,441	148,386
In Euro	14,769	10,349
In Australian dollars	43,474	31,099
Others	3,511	4,682

	$429,868	$346,400

Option contracts (Sell)
In US dollars	$84,490	$81,827
In United Kingdom Pound Sterling	94,094	103,863
In Euro	14,494	10,314
In Australian dollars	19,412	18,935
Others	1,978	2,412

	$214,468	$217,351

Interest Rate Swap contracts
In US dollars	118,000	—

The amount of gain/(loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2017, 2016 and 2015 are as follows:

	Year ended March 31,
	2017	2016	2015
Revenue	$7,952	$7,941	$4,347
Foreign exchange gain/(loss), net	16,896	6,281	3,399
Finance expense	(71)	—	—
Income tax related to amounts reclassified into consolidated statement of income	(8,998)	(5,230)	(2,764)

Total	$15,779	$8,992	$4,982

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2017, the gain amounting to $17,694 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 24 months and loss amounting to $346 on account of cash flow hedges in relation to interest rate swaps is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 60 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the years ended March 31, 2017, 2016 and 2015 gains of $666, $125 and $13, respectively.

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

Components of market risk

Exchange rate or currency risk:

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2017 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.

Based upon the Company’s level of operations for the year ended March 31, 2017, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2017 by approximately $22,924. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2017 by approximately $25,426.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2017 is as follows:

	As at March 31, 2017
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other Currencies	Total
Cash and cash equivalents	$599	253	—	2,606	1,323	35	4,816
Trade receivables	98,713	53,668	2,996	23,373	5,370	3,192	187,312
Unbilled revenue	4,656	1,241		3,062	3,205	494	12,658
Prepayments and other current assets	428	130	3	66	30	14	671
Other non-current assets	3	—	—	—	—	16	19
Trade payables	(40,600)	(71,039)	(3,986)	(19,205)	(1,140)	(312)	(136,282)
Provisions and accrued expenses	(1,706)	(504)	(105)	(128)	(68)	(208)	(2,719)
Pension and other employee obligations	(56)	—	—	—	(31)	(165)	(252)
Other liabilities	(5)	(2)	—	—	—	14	7

Net assets/ (liabilities)	$62,032	(16,253)	(1,092)	9,774	8,689	3,080	66,230

The foreign currency risk from non-derivative financial instruments as at March 31, 2016 is as follows:

	As at March 31, 2016
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other Currencies	Total
Cash and cash equivalents	$868	$222	$—	$856	$430	$203	$2,579
Trade receivables	91,389	72,348	2,739	11,995	3,382	1,729	183,582
Unbilled revenue	4,508	(814)	—	2,788	2,294	420	9,196
Prepayments and other current assets	331	200	3	61	31	16	642
Other non-current assets	3	—	—	—	—	16	19
Trade payables	(51,270)	(19,809)	(4,284)	(7,866)	(1,083)	228	(84,084)
Provisions and accrued expenses	(1,932)	(513)	(100)	—	(445)	14	(2,976)
Pension and other employee obligations	1	—	—	—	(21)	(258)	(278)
Other liabilities	—	—	—	—	—	(2)	(2)

Net assets/ (liabilities)	$43,898	$51,634	$(1,642)	$7,834	$4,588	$2,366	$108,678

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Other currencies reflect currencies such as Philippines Peso (PHP), Canadian Dollar (CAD), Polish Zloty (PLN), Sri Lankan Rupee (LKR), Romanian Leu (RON) and South African Rand (ZAR) etc.

As at March 31, 2017, every 5% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $2,779.

Interest rate risk: The Company’s exposure to interest rate risk arises from borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered in fiscal 2017, the Company entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from variable US dollar LIBOR interest rates to fixed rates, thereby managing the Company’s exposure to changes in market interest rates under the term loans. The outstanding swap agreements as at March 31, 2017 aggregated $118,000.

The Company monitors its positions and does not anticipate non-performance by the counterparties. The Company intends to selectively use interest rate swaps, options and other derivative instruments to manage exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. The Company does not enter into hedging agreements for speculative purposes.

Credit risk:

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United Kingdom and the United States. Credit risk is managed through periodical assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. The credit risk on marketable securities, FMPs, mutual funds, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit-ratings assigned by international credit-rating agencies.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year Ended March 31,
	2017	2016	2015
Revenue from top customer	9.0%	10.9%	13.4%
Revenue from top five customers	32.1%	30.7%	33.0%

Financial assets that are neither past due nor impaired

Cash equivalents, bank deposits, marketable securities and investments in mutual funds, investment in FMPs, unbilled revenue and other assets, are neither past due nor impaired except trade receivables as described below.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired, except for trade receivables, which forms part of the class “Loans and receivables.” The Company’s credit period generally ranges from 30-60 days. The age-wise break up of trade receivables, net of allowances that are past due beyond credit period, are as follows:

	As at
	March 31, 2017	March 31, 2016
Neither past due nor impaired	$45,939	$43,771
Past due but not impaired
Past due 0-30 days	8,260	7,995
Past due 31-60 days	2,544	1,006
Past due 61-90 days	1,174	928
Past due over 90 days	2,506	1,212
Past due and impaired	1,713	4,446

Total	$62,136	$59,358
Allowances for doubtful account receivables	$(1,713)	$(4,446)

Trade receivables, net of allowances for doubtful accounts receivable	$60,423	$54,912

Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with well reputed banks and has unused lines of credit of $77,548 as of March 31, 2017 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2017
	Less than 1 Year	1-2 years	2-5 years	Total
Long term debt (includes current portion)(1)	$28,100	$28,100	$61,800	$118,000
Trade payables	14,239	—	—	14,239
Provision and accrued expenses	27,217	—	—	27,217
Other liabilities	9,338	8,195	3,231	20,764
Other employee obligations	46,701	—	—	46,701
Derivative financial instruments	3,947	836	—	4,783

Total(2)	$129,542	$37,131	$65,031	$231,704

Notes:

(1)	Before netting off debt issuance cost of $1,257.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2016
	Less than 1 Year	1-2 years	2-5 years	Total
Long term debt	$—	$—	$—	$—
Trade payables	19,862	—	—	19,862
Short term line of credit	—	—	—	—
Provision and accrued expenses	24,741	—	—	24,741
Other liabilities	231	—	—	231
Other employee obligations	39,604	—	—	39,604
Derivative financial instruments	3,259	451	—	3,710

Total(1)	$87,697	$451	$—	$88,148

Note:

(1)	Non-financial liabilities are explained in the financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2017	March 31, 2016
Cash and cash equivalents	$69,803	$41,854
Investments	112,421	132,989
Long term debt (includes current portion)(1)	(118,000)	—

Net cash position	$64,224	$174,843

Note:

(1)	Before netting off debt issuance cost of $ 1,257.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	March 31, 2017	March 31, 2016
Current:
Salaries and bonus	$46,701	$39,522
Pension	770	746
Withholding taxes on salary and statutory payables	5,462	4,464
Other employee payables	—	82

Total	$52,933	$44,814

Non-current:
Pension and other obligations	$10,680	$6,899

Total	$10,680	$6,899

Employee benefit costs consist of the following:

	Year ended March 31,
	2017	2016	2015
Salaries and bonus	$307,378	$272,017	$252,420
Employee benefit plans:
Defined contribution plan	10,265	7,458	7,396
Defined benefit plan	2,639	2,184	1,874
Share-based compensation expense (Refer note 22)	23,036	17,919	9,499

Total	$343,318	$299,578	$271,189

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2017	2016	2015
Cost of revenue	$249,701	$217,098	$199,766
Selling and marketing expenses	24,717	22,336	23,073
General and administrative expenses	68,900	60,144	48,350

Total	$343,318	$299,578	$271,189

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2017	2016	2015
India	$7,587	$5,173	$5,115
Philippines	106	83	63
South Africa	715	617	518
Sri Lanka	661	612	577
United Kingdom	780	681	831
United States	416	292	292

Total	10,265	7,458	7,396

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2017	2016	2015
Service cost	$2,188	$1,765	$1,351
Interest on the net defined benefit liability	451	419	523

Net gratuity cost	$2,639	$2,184	$1,874

	As at
	March 2017	March 2016
Change in projected benefit obligations
Obligation at beginning of the year	$8,450	$7,322
Foreign currency translation	(30)	(404)
Service cost	2,188	1,765
Interest cost	513	475
Business combinations	95	—
Benefits paid	(1,283)	(871)
Actuarial (gain)/loss
From changes in demographic assumptions	463	(75)
From changes in financial assumptions	(126)	166
From actual experience compared to assumptions	1,506	72

Benefit obligation at end of the year	$11,776	$8,450

Change in plan assets
Plan assets at beginning of the year	$849	$756
Foreign currency translation	22	(42)
Expected return on plan assets	62	56
Actuarial gain	39	33
Actual contributions	1,148	881
Benefits paid	(1,144)	(835)

Plan assets at end of the year	$976	$849

Accrued pension liability
Current	$770	$746
Non-current	10,030	6,856

Net amount recognized	$10,800	$7,602

Present value of funded defined benefit obligation	$8,766	$5,770
Fair value of plan assets	(976)	(849)

	7,790	4,921

Present value of unfunded defined benefit obligation	$3,010	$2,681

Weighted average duration of defined benefit obligation (both funded and unfunded)	8.30 years	8.17 years

Net amount recognized relating to the Company’s India plan, Philippines plan and Sri Lanka plan was $7,973, $2,341 and $486 as at March 31, 2017 and $4,924, $2,294 and $384 as at March 31, 2016, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2017	2016	2015
Discount rate:
India	7.05%	7.35%	8.00%
Philippines	5.45%	4.75%	5.03%
Sri Lanka	12.8%	12.30%	9.85%
Rate of increase in compensation level	7% to 15%	6% to 8%	6% to 8%
Expected rate of return on plan assets	7.05%	7.35%	8.00%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2017, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(4.1)%	(19.8)%	(6.1)%
Decrease in discount rate by 1%	4.9%	25.6%	6.9%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	3.6%	24.3%	6.6%
Decrease in salary escalation rate by 1%	(3.4)%	(19.3)%	(5.8)%

Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a 12 month period.

As at March 31, 2017, $4 and $973 ($3 and $846 as at March 31, 2016) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 58% and 42% are invested in unquoted government securities and money market instruments, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the Plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.

The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2017. The Company expects to contribute $1,648 for the year ending March 31, 2018. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2018	$1,746
2019	1,772
2020	1,823
2021	1,922
2022	2,077
Thereafter	9,437

$18,777

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2017	March 31, 2016
Provisions	$—	$—
Accrued expenses	27,217	24,741

Total	$27,217	$24,741

A summary of activity for provisions is as follows:

	As at
	March 31, 2017	March 31, 2016
Balance at the beginning of the year	$—	$753
Additional provision	—	—
Provision used	—	(751)
Translation adjustments	—	(2)

Balance at the end of the year	$—	$—

16. Deferred revenue

Deferred revenue consists of the following:

	As at
	March 31, 2017	March 31, 2016
Current:
Payments in advance of services	$717	$685
Advance billings	4,014	1,706
Others	747	533

Total	$5,478	$2,924

	As at
	March 31, 2017	March 31, 2016
Non-current:
Payments in advance of services	$359	$238
Others	19	18

Total	$378	$256

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2017	March 31, 2016
Current:
Withholding taxes and value added tax payables	$5,356	$3,801
Contingent consideration (Refer note 4(a), 4(b) and 4(c))	8,252	—
Deferred rent	677	547
Other liabilities	1,730	1,637

Total	$16,015	$5,985

Non-current:
Deferred rent	$5,292	$4,162
Contingent consideration (Refer note 4(a), 4(b) and 4(c))	11,426	—
Other liabilities	1,751	374

Total	$18,469	$4,536

18. Share capital

As at March 31, 2017, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,012,559 ordinary shares (excluding 3,300,000 treasury shares) outstanding as at March 31, 2017. There were no preferred shares outstanding as at March 31, 2017.

As at March 31, 2016, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 51,306,304 ordinary shares (excluding 1,100,000 treasury shares) outstanding as at March 31, 2016. There were no preferred shares outstanding as at March 31, 2016.

Treasury shares

(i)	On March 16, 2016, the Company’s shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of the Company’s American Depositary Shares (ADSs), each representing one ordinary share, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date of shareholders’ approval. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion.

During the year ended March 31, 2017, the Company purchased 2,200,000 ADSs in the open market for a total consideration of $64,224 (including transaction costs of $33 for share repurchase of 2,200,000 ADS, $111 paid towards cancellation fees for ADSs in relation to share repurchase of 2,200,000 ADSs which was completed during the year ended March 31, 2017, and $55 paid towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs, which was completed during the year ended March 31, 2016). The shares underlying these purchased ADSs are recorded as treasury shares.

(ii)	In March 2015, the Company’s shareholders authorized a share repurchase program for the repurchase of up to 1,100,000 of the Company’s ADSs, each representing one ordinary share, at a price range of $10 to $30 per ADS.

During the year ended March 31, 2016, the Company completed the repurchase of 1,100,000 ADSs in the open market for a total consideration of $30,461 (including transaction cost of $50 for share repurchase of 1,100,000 ADS). The shares underlying these purchased ADSs are recorded as treasury shares.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2017	2016	2015
Employee cost	$343,318	$299,578	$271,189
Repair payments	24,102	31,170	30,877
Facilities cost	75,383	67,689	70,801
Depreciation	16,903	15,435	14,387
Legal and professional expenses	15,902	13,227	13,108
Travel expenses	18,563	17,972	15,806
Others	33,526	30,035	27,633

Total cost of revenue, selling and marketing and general and administrative expenses	$527,697	$475,106	$443,801

20. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2017	2016	2015
Interest expense	$424	$265	$1,251
Interest rate swaps	71	—	—
Debt issue cost	52	13	81

Total	$547	$278	$1,332

21. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2017	2016	2015
Interest income	$2,083	$1,197	$389
Dividend income	4,131	5,039	4,396
Net gain arising on financial assets designated as FVTPL	6	41	4,553
Others, net	2,469	2,217	2,574

Total	$8,689	$8,494	$11,912

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

22. Share-based payments

The Company has three share-based incentive plans: the 2002 Stock Incentive Plan adopted on July 1, 2002 (which has expired), the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired), and the 2016 Incentive Award Plan effective from September 27, 2016 (collectively referred to as the “Plans”). Under the Plans, share-based options and RSUs may be granted to eligible participants. Options and RSUs are generally granted for a term of ten years and have a graded vesting period of up to three years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at March 31, 2017, the Company had 3,559,498 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2017, 2016 and 2015 are as follows:

	Year ended March 31,
	2017		2016		2015
Share-based compensation expense recorded in	$		$		$
Cost of revenue		2,765		1,923		856
Selling and marketing expenses		1,723		1,370		779
General and administrative expenses		18,548		14,626		7,864

Total share-based compensation expense		$23,036		$17,919		$9,499

Upon exercise of share options and RSUs, the Company issued 906,255; 455,642; and 603,124 shares during the years ended March 31, 2017, 2016 and 2015, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Share-based options

Movements in the number of options outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2015	816,286	$22.80	1.53	$2,407
Exercised	(76,667)	10.50
Lapsed	(1)	5.65

Outstanding as at March 31, 2016	739,618	$23.34	0.54	$5,419

Exercised	(425,941)	10.52
Lapsed	(196,498)	13.44

Outstanding as at March 31, 2017	117,179	27.25	0.10	163
Options exercisable	117,179	$27.25	0.10	$163

The aggregate intrinsic value of options exercised during the year ended March 31, 2017, 2016 and 2015 was $2,697, $856 and $306, respectively. The total grant date fair value of options vested during the year ended March 31, 2017, 2016 and 2015 was $Nil for each year. Total cash received as a result of options exercised during the year ended March 31, 2017, 2016 and 2015 was $8,941, $1,302 and $535, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2017, 2016 and 2015.

The weighted average share price of options exercised during the year ended March 31, 2017, 2016 and 2015 was $27.46, $28.19 and $21.13 respectively. The options outstanding at March 31, 2017 had an exercise price per option in the range of $15.68 to $29.21 (March 31, 2016: $15.68 to $35.3) and a weighted average remaining contractual term of 0.10 years (March 31, 2016: 0.54 years)

Restricted Share Units

The 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allow for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.

(i)	Movements in the number of RSUs dependent on non-market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2015	1,323,498	$15.37	7.86	$32,187
Granted	592,348	25.16
Exercised	(360,900)	14.07
Forfeited	(15,920)	21.41
Lapsed	—	—

Outstanding as at March 31, 2016	1,539,026	$19.38	7.82	$47,156

Granted	516,264	30.26
Exercised	(343,623)	20.18
Forfeited	(47,707)	25.50
Lapsed	—	—

Outstanding as at March 31, 2017	1,663,960	22.41	7.50	47,606
RSUs exercisable	728,722	$17.72	6.28	$20,849

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2017, there was $7,522 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.7 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation expense related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2017, 2016 and 2015 was $30.26, $25.16, and $19.19 per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2017, 2016 and 2015 was $9,991, $10,294 and $9,529, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2017, 2016 and 2015 was $14,631, $6,824 and $5,878, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2017, 2016 and 2015 was $29.08, $28.52 and $18.46, respectively.

(ii)	The 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allow for grant of RSUs based on the market price of the Company’s shares achieving a specified target over a period of time. The fair value of market-based share awards is determined using Monte-Carlo simulation.

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2015	70,551	$2.82	9.09	$1,716
Granted	59,039	6.37
Exercised	—	—
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2016	129,590	$4.44	8.53	$3,971

Granted	74,400	12.56
Exercised	—
Forfeited	—
Lapsed	—

Outstanding as at March 31, 2017	203,990	13.21	8.10	5,836
RSUs exercisable	—	$—	—	$—

On March 15, 2017, the Company modified the vesting period in respect of the RSUs as below:

a.	for RSUs granted in April 2014, the vesting date has been extended to the fifth anniversary of the grant date (i.e. April 2019)

b.	for RSUs granted in April 2015, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2019)

c.	for RSUs granted in April 2016, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2020)

Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The incremental fair value was determined using Monte-Carlo simulation by reference to the difference between fair value of original RSUs as of modification date and the fair value of modified RSUs as of modification date. The additional cost as a result of such modification in respect of modified share awards amounted to $ 1,185. The additional cost is spread over the period from the modification date until the vesting date of the modified award, which differ from the vesting date of the original award. The incremental cost recognized in the current year in respect of such modified options amounted to $24.

As at March 31, 2017, there was $ 1,848 of unrecognized compensation cost related to unvested market based RSUs. This amount is expected to be recognized over a weighted average period of 2.2 years. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2017, 2016 and 2015 was $12.56, $6.37 and $2.82 per ADS, respectively.

Performance share units

The 2006 Incentive Award Plan and 2016 Incentive Award Plan also allow for grant of performance share units (“PSUs”). Each PSU represents the right to receive one ordinary share-based on the Company’s performance against specified non-market performance condition and vests over a period of three years.

Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2015	559,570	$14.98	8.16	$13,609
Granted	466,417	20.12
Exercised	(18,077)	9.54
Forfeited	(56,322)	10.53

Outstanding as at March 31, 2016	951,588	$17.83	7.77	$29,157

Granted	422,062	31.12
Exercised	(141,741)	14.11
Forfeited	(47,057)	26.27

Outstanding as at March 31, 2017	1,184,852	21.00	7.36	33,899
PSUs exercisable	308,173	$14.65	6.02	$8,817

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2017, there was $10,793 of unrecognized compensation cost related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.4 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2017, 2016 and 2015 was $31.12, $20.12, and $19.02 per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2017, 2016 and 2015 was $4,237, $532 and $ 1,000, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2017, 2016 and 2015 was $6,280, $Nil and $388, respectively.

The weighted average share price of PSU exercised during the year ended March 31, 2017, 2016 and 2015 was $29.89, $29.45 and $21.23, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23. Income taxes

The domestic and foreign source component of profit / (loss) before income taxes is as follows:

	Year ended March 31,
	2017	2016	2015
Domestic	$(5,342)	$(4,121)	$(3,351)
Foreign	60,635	85,181	84,382

Profit before income taxes	$55,293	$81,060	$81,031

The Company’s provision for income taxes consists of the following:

	Year ended March 31,
	2017	2016	2015
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	25,785	19,615	16,914

	25,785	19,615	16,914

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(8,255)	1,565	5,503

	(8,255)	1,565	5,503

Provision for income taxes	$17,530	$21,180	$22,417

Domestic taxes are nil as the Company is subject to income tax in Jersey, Channel Islands at a rate of 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme, and is eligible for 50% income tax exemption from fiscal 2013 to fiscal 2022. The Company in fiscal 2012 started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme which was eligible for 100% income tax exemption until fiscal 2016 and is eligible for a 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started its operations in new delivery centers in Gurgaon and Pune, India registered under the SEZ scheme that are eligible for 100% income tax exemption until fiscal 2019, and 50% income tax exemption from fiscal 2020 to fiscal 2029. The Government of India pursuant to the Indian Finance Act, 2011 has also levied a minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 21.34%. The Company’s operations in Costa Rica are eligible for a 100% income tax exemption until fiscal 2017 and 50% income tax exemption from fiscal 2018 to fiscal 2021. The Company’s operations in one of the units located in the Philippines were eligible for tax exemptions which expired in fiscal 2016. During fiscal 2013, the Company started operations in delivery center in Techno Plaza II, Manila which was eligible for tax exemption which expired in fiscal 2017. During fiscal 2016, the Company started its operations in new delivery center in the Philippines which is eligible for tax exemption until fiscal 2020. During fiscal 2017, the Company opened two additional delivery centers in Iloilo, Manila and Alabang, Philippines which are eligible for 100% tax exemption until fiscal 2021. The Government of Sri Lanka has exempted the profits earned from export revenue from tax, which enables the Company’s Sri Lankan subsidiary to continue to claim a tax exemption.

If the income tax exemption was not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $5,171, $5,072 and $3,011 for the years ended March 31, 2017, 2016 and 2015, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2017 by $0.10 and $0.10, respectively ($0.10 and $0.09, respectively for the year ended March 31, 2016 and $0.06 and $0.06, respectively, for the year ended March 31, 2015).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2017	2016	2015
Current taxes:
Excess tax deductions related to share-based payments	(270)	(229)	(99)

	$(270)	$(229)	$(99)

Deferred taxes:
Excess tax deductions related to share-based payments	715	(688)	(169)

	$715	$(688)	$(169)

Total income tax recognized directly in equity	$445	$(917)	$(268)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2017	2016	2015
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	6,921	(4,259)	8,242

Total income tax recognized directly in other comprehensive income	$6,921	$(4,259)	$8,242

The reconciliation of estimated income tax to provision for income taxes:

	Year ended March 31,
	2017	2016	2015
Profit before income taxes	$55,293	$81,060	$81,031
Income tax expense at tax rates applicable to individual entities	21,765	28,067	26,749
Effect of:
Items not deductible for tax	455	771	228
Exempt income	(7,706)	(6,845)	(5,228)
Non tax deductible goodwill impairment	4,335	—	—
(Gain)/Loss in respect of which deferred tax (liability)/asset not recognized due to uncertainty and ineligibility to carry forward	(105)	259	318
Recognition of unutilized tax benefits / Unrecognized losses utilized	(1,220)	(294)	—
Temporary difference that will reverse during tax holiday period	1,580	30	1,175
Change in tax rate and law	78	(152)	268
Provision for uncertain tax position	(1,499)	2	(345)
State taxes	14	12	17
Others, net	(167)	(670)	(765)

Provision for income taxes	$17,530	$21,180	$22,417

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2017 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income		Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$5,512	$(873)	$932	$—		$—	$77	$5,648
Net operating loss carry forward	3,684	—	2,026	—		—	12	5,722
Accruals deductible on actual payment	5,352	70	(1)	—		—	220	5,641
Share-based compensation expense	11,008	—	1,781	(715)		—	190	12,264
Minimum alternate tax	68	—	96	—		—	3	167
Others	362	—	679	—		—	(66)	975

Total deferred tax assets	$25,986	$(803)	$5,513	$(715)	$		$436	$30,417
Deferred tax liabilities:
Intangibles	(712)	24,577	(2,769)	—		—	27	21,123
Unrealized gain/(loss) on cash flow hedging and investments	4,857	—	27	—		6,921	489	12,294
Others	1,108	—		—		—	5	1,113

Total deferred tax liabilities	$5,253	$24,577	$(2,742)	$—		$6,921	$521	$34,530

Net deferred tax assets/(liabilities)	$20,733	$(25,380)	$8,255	$(715)		$(6,921)	$(85)	$(4,113)

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2016 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$6,538	$—	$(724)	$—	$—	$(302)	$5,512
Net operating loss carry forward	4,304	—	(448)	—	—	(172)	3,684
Accruals deductible on actual payment	4,201	—	1,443	—	—	(292)	5,352
Share-based compensation expense	6,110	—	4,480	688	—	(270)	11,008
Minimum alternate tax	8,327	—	(7,941)		—	(318)	68
Others	1,444	—	(1,179)		—	97	362

Total deferred tax assets	$30,924	$—	$(4,369)	$688	$—	$(1,257)	$25,986

Deferred tax liabilities:
Intangibles	2,045	837	(3,477)	—	—	(118)	(712)
Unrealized gain/(loss) on cash flow hedging and investments	9,821	—	(436)		(4,259)	(269)	4,857
Others	—	—	1,108	—		—	1,108

Total deferred tax liabilities	$11,866	$837	$(2,804)	$—	$(4,259)	$(387)	$5,253

Net deferred tax assets/(liabilities)	$19,058	$(837)	$(1,565)	$688	$4,259	$(870)	$20,733

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2015 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$8,280	$—	$(1,386)	$—	$—	$(356)	$6,538
Net operating loss carry forward	4,363	—	246	—	—	(305)	4,304
Accruals deductible on actual payment	3,720	—	639	—	—	(158)	4,201
Share-based compensation expense	5,356	—	803	169	—	(218)	6,110
Minimum alternate tax	15,289	—	(6,405)		—	(557)	8,327
Others	1,710	—	(160)		—	(106)	1,444

Total deferred tax assets	$38,718	$—	$(6,263)	$169	$—	$(1,700)	$30,924

Deferred tax liabilities:
Intangibles	4,886	—	(2,751)	—	—	(90)	2,045
Unrealized gain/(loss) on cash flow hedging and investments	(285)	—	1,991	—	8,242	(127)	9,821

Total deferred tax liabilities	$4,601	$—	$(760)	$—	$8,242	$(217)	$11,866

Net deferred tax assets/(liabilities)	$34,117	$—	$(5,503)	$169	$(8,242)	$(1,483)	$19,058

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred tax presented in the statement of financial position is as follows:

	As at
	March 31, 2017	March 31, 2016
Deferred tax assets	16,687	22,522
Deferred tax liabilities	(20,800)	(1,789)

Net deferred tax assets	$(4,113)	$20,733

There are unused tax losses amounting to $21,976 as at March 31, 2017 for which no deferred tax asset has been recognized as these losses relate to a tax jurisdiction where the group entity has had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entity in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of the jurisdiction and, if not utilized, would expire on various dates starting from financial year 2018 to 2022.

Deferred income tax liabilities on earnings of Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $401,857, $301,043 and $233,214 as at March 31, 2017, 2016 and 2015, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2013, which assess additional taxable income that could in the aggregate give rise to an estimated $37,085 in additional taxes, including interest of $13,744. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $44,573 in additional taxes, including interest of $13,740. The income tax authorities have filed appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2017, the Company has provided a tax reserve of $12,432 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2017, corporate tax returns for years ended March 31, 2014 (for certain legal entities) and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,031 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,368 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2017	2016	2015
Numerator:
Profit	$37,763	$59,880	$58,614
Denominator:
Basic weighted average ordinary shares outstanding	50,582,852	51,372,117	51,633,516
Dilutive impact of equivalent stock options and RSUs	2,357,456	2,267,553	1,795,465
Diluted weighted average ordinary shares outstanding	52,940,308	53,639,670	53,428,981

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the years ended March 31, 2017, 2016 and 2015, the Company excluded from the calculation of diluted EPS options to purchase 5,200; 46,033; and 314,454 shares, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2017:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands Cooperatief U.A.		The Netherlands

	WNS Global Services Philippines Inc.	Philippines

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L	Costa Rica

	Denali Sourcing Services Inc. (1)	Delaware, USA

WNS Global Services (UK) Limited (2)		United Kingdom

	WNS Global Services SA (Pty) Limited	South Africa

	- Ucademy (Pty) Limited (3)	South Africa

WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom

	WNS Assistance (Legal) Limited (4)	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Legal Assistance LLP (5)	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	- WNS Customer Solutions (Singapore) Private Limited	Singapore

	-WNS Global Services (Australia) Pty Ltd	Australia

	-Business Applications Associates Beijing Ltd	China

	WNS Global Services Private Limited (6)	India

	- MTS HealthHelp Inc. (7)	Delaware, USA

	- HealthHelp Holdings LLC (7)	Delaware, USA

	- HealthHelp LLC (7)	Delaware, USA

	- Value Edge Research Services Private Limited (8)	India

	- Value Edge Inc. (8)	Delaware, USA

	- Value Edge AG. (8)	Switzerland

	- Value Edge GmbH (8)	Germany

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

Notes:

(1)	On January 20, 2017, the Company acquired all outstanding equity shares of Denali Sourcing Services Inc.
(2)	WNS Global Services (UK) is being jointly held by WNS Holdings Limited and WNS Global Services Private Limited. The percentage of holding for WNS Holdings Limited is 64.0% and for WNS Global Services Private Limited is 36.0%.
(3)	Ucademy (Pty) Limited has been incorporated as a subsidiary of WNS Global Services SA (Pty) Limited with effect from June 20, 2016.
(4)	WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated on April 20, 2016.
(5)	All the above subsidiaries are wholly owned except WNS Legal Assistance LLP, a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 26) segment in the UK. WNS Legal Assistance LLP is 79% owned by WNS Assistance Limited, 1% owned by WNS Assistance (Legal) Limited and 20% owned by Prettys Solicitors LLP, UK.
(6)	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding for WNS (Mauritius) Limited is 80% and for WNS Customer Solutions (Singapore) Private Limited is 20%.
(7)	On March 15, 2017, the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries, which existed on that date. HealthHelp Holdings LLC is 63.5% owned by MTS HealthHelp Inc. and 36.5% owned by WNS North America Inc.
(8)	On June 14, 2016, the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited. As part of the acquisition, the Company also acquired the three subsidiaries of Value Edge Research Services Private Limited, which existed on that date.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Acumentor Inc. (w.e.f. April 1, 2014)	An entity of which a member of key management is the sole proprietor

Razmatazz Events	A company which a close relative of the member of key management owns and controls

Surface Architectural Supply Inc. (w.e.f. September 1, 2014)	A company in which a member of key management has a controlling stake

J F Fitness of North America (w.e.f. September 1, 2014)	A company in which a member of key management has a controlling stake

Sheron LLC (w.e.f. April 1, 2014)	A company which a close relative of the member of key management owns and controls

Key management personnel
Adrian T. Dillon	Chairman (Appointed as Chairman effective January 1, 2014, was Non-Executive Vice Chairman till December 31, 2013)

Keshav R. Murugesh	Director and Group Chief Executive Officer

Jeremy Young (Ceased to be director from September 29, 2015)	Director

Renu S. Karnad	Director

Eric B. Herr (Ceased to be director from April 30, 2014)	Director (Ceased to be Chairman from January 1, 2014)

Anthony A. Greener (Ceased to be director from September 27, 2016)	Director

Albert Aboody	Director

Swaminathan Rajamani	Chief People Officer

Ronald Gillette	Chief Operating Officer

Sanjay Puria	Group Chief Financial Officer

Gareth Williams	Director

Michael Menezes	Director

John Freeland (Appointed on September 1, 2014)	Director

Francoise Gri (Appointed on May 6, 2015)	Director

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2017	2016	2015
Key management personnel*
Remuneration and short-term benefits	4,592	4,671	3,763
Defined contribution plan	89	84	82
Other benefits	15	14	14
Share-based compensation expense	13,347	8,674	5,759

*	Defined benefit plan is not disclosed as these are determined for the Company as a whole.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others that are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and Accidents Happen Assistance Limited (which provide automobile repair through a network of third party repair centers), and WNS Legal Assistance LLP (which provides legal services in relation to personal injury claims), which constitute WNS Auto Claims BPM, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPM” and “WNS Auto Claims BPM.”

The Group Chief Executive Officer has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except in cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost. The Company uses revenue less repair payments (non-GAAP) for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non-fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2017 are as follows:

	Year ended March 31, 2017
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$557,904	$44,642	$—	$602,546
Segment revenue	$557,983	$44,642	$(79)	$602,546
Payments to repair centers		24,102	—	24,102

Revenue less repair payments (non-GAAP)	557,983	20,540	(79)	578,444
Depreciation	16,598	305	—	16,903
Other costs	429,074	20,147	(79)	449,142
Impairment of goodwill (Refer note 9)	—	21,673	—	21,673

Segment operating profit/(loss)	112,311	(21,585)	—	90,726
Other income, net	(7,785)	(904)	—	(8,689)
Finance expense	547		—	547

Segment profit/(loss) before income taxes	119,549	(20,681)	—	98,868
Provision for income taxes	17,441	89	—	17,530

Segment profit/(loss)	102,108	(20,770)	—	81,338
Amortization of intangible assets				20,539
Share-based compensation expense				23,036

Profit/(loss)				$37,763

Addition to non-current assets	$111,280	$453	$—	$111,733
Total assets, net of elimination	590,974	113,149	—	704,123
Total liabilities, net of elimination	$214,155	$74,902	$—	$289,057

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 9.0% of the Company’s total revenue for the year ended March 31, 2017. The receivables from this customer comprised 7.1% of the Company’s total accounts receivables as at March 31, 2017.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended March 31,
	2017		2016	2015
Jersey, Channel Islands	$		$—	$—
UK		248,588	264,889	281,928
US		196,193	155,345	138,501
Europe (excluding UK)		37,494	34,732	28,758
South Africa		42,717	30,086	17,405
Australia		49,053	40,308	34,193
Rest of the world		28,501	36,819	33,108

Total		$602,546	$562,179	$533,893

The Company’s non-current assets (excluding goodwill and intangible assets) by geographic area are as follows:

	As at March 31,
	2017	2016
Jersey, Channel Islands	$—	$—
UK	1,228	2,114
North America	6,493	2,923
India	21,944	25,744
South Africa	11,449	8,705
Philippines	10,583	6,781
Rest of the world	3,099	4,150

Total	$54,796	$50,417

27. Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between fiscal 2017 and 2028, that are renewable on a periodic basis at the option of the lessor and the lessee and have rent escalation clause. The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2017 are as follows:

Operating lease
Less than 1 year	$23,657
1-3 years	37,939
3-5 years	24,601
More than 5 years	23,057

Total minimum lease payments	$109,254

Rental expenses were $27,712, $24,313 and $23,794 for the years ended March 31, 2017, 2016, and 2015, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Capital commitments

As at March 31, 2017 and 2016, the Company had committed to spend approximately $6,257 and $4,389, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $1,190 and $868 as at March 31, 2017 and 2016, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $355 and $400 as at March 31, 2017 and 2016, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

The capital structure as at March 31, 2017 and 2016 was as follows:

	As at March 31,
	2017	2016	% Change
Total equity attributable to the equity shareholders of the Company	$415,066	$408,189	2%
As percentage of total capital	78%	100%
Long term debt(1)	118,000	—	100%
Total debt	$118,000	$—	100%
As percentage of total capital	22%	0%

Total capital (debt and equity)	$533,066	$408,189	30%

Note:

(1)	Before netting off debt issuance cost of $1,257 and Nil, respectively.

The Company is predominantly equity-financed. This is also evident from the fact that debt represents 22% and 0% of total capital as at March 31, 2017 and 2016, respectively.