Form 20-F
period 2018-03-31
WNS (HOLDINGS) LTD
filed 2018-05-16
CIK 1356570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

Gopi Krishnan

General Counsel

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

(91-22) 4095-2100

gopi.krishnan@wns.com

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

As at March 31, 2018, 50,434,080 ordinary shares (excluding 4,400,000 treasury shares), par value 10 pence per share, were issued and outstanding, of which 50,181,741 ordinary shares were held in the form of American Depositary Shares (“ADSs”). Each ADS represents one ordinary share.

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

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton India LLP, independent registered public accounting firm

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka and references to “NZD” or “New Zealand Dollar” are to the legal currency of New Zealand. Our financial statements are presented in US dollars. Our financial statements included in this annual report are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

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

This annual report also includes information regarding the BPM market from the “Gartner Inc., Forecast: IT Services, Worldwide, 2016-2022, 1Q18 Update” report dated April 3, 2018 by Gartner Inc. (which we refer to herein as the “Gartner Report”). The Gartner Report described herein contains data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report are subject to change without notice.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2018, 2017, 2016, 2015 and 2014 have been prepared in conformity with IFRS, as issued by the IASB.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following selected consolidated statement of income data for fiscal 2018, 2017 and 2016 and selected consolidated statement of financial position data as at March 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for fiscal 2015 and 2014 and selected consolidated statement of financial position data as at March 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2018	2017	2016	2015	2014
	(US dollars in millions, except share and per share data)
Consolidated statement of income data:
Revenue	$758.0	$602.5	$562.2	$533.9	$502.6
Cost of revenue(1)	503.1	403.3	365.4	342.7	327.7

Gross profit	254.8	199.2	196.8	191.2	174.9
Operating expenses:
Selling and marketing expenses(1)	41.8	32.6	30.8	31.1	35.2
General and administrative expenses (1)	117.6	91.7	78.9	70.0	55.4
Foreign exchange loss/(gains), net	(15.0)	(14.5)	(11.0)	(4.6)	11.2
Impairment of goodwill	—	21.7	—	—	—
Amortization of intangible assets	15.5	20.5	25.2	24.2	23.8

Operating profit	94.9	47.2	72.9	70.5	49.4
Other income, net	(11.2)	(8.7)	(8.5)	(11.9)	(9.5)
Finance expense	4.3	0.5	0.3	1.3	2.9

Profit before income taxes	101.8	55.3	81.1	81.0	55.9
Provision for income taxes	15.4	17.5	21.2	22.4	14.3

Profit	$86.4	$37.8	$59.9	$58.6	$41.6

Earnings per share of ordinary share:
Basic	$1.72	$0.75	$1.17	$1.14	$0.82
Diluted	$1.63	$0.71	$1.12	$1.10	$0.79
Basic weighted average ordinary shares outstanding	50,388,440	50,582,852	51,372,117	51,633,516	50,958,864
Diluted weighted average ordinary shares outstanding	52,915,600	52,940,308	53,639,670	53,428,981	52,689,157

	As at March 31,
	2018	2017	2016	2015	2014
	(US dollars in millions)
Consolidated statement of financial position data:
Assets
Cash and cash equivalents	$99.8	$69.8	$41.9	$32.4	$33.7
Investments	121.0	112.0	133.0	133.5	83.8
Trade receivables including unbilled revenue, net	133.1	109.3	99.2	95.5	96.7
Other current assets(2)	46.7	71.9	48.4	53.7	39.6

Total current assets	400.6	363.0	322.5	315.1	253.9

Goodwill and intangible assets, net	224.9	230.6	103.4	122.4	152.9
Property and equipment, net	60.6	54.8	50.4	48.2	45.2
Deferred tax assets	27.4	16.7	22.5	21.3	37.1
Investments	0.5	0.4	—	—	28.7
Other non-current assets(3)	45.6	38.5	26.7	23.3	20.8

Total non-current assets	359.0	341.1	203.0	215.2	284.6

Total assets	759.6	704.1	525.5	530.3	538.4

Liabilities and equity
Current portion of long term debt	27.7	27.6	—	12.8	12.6
Trade payables	19.7	14.2	19.9	22.7	29.1
Other current liabilities(4)	119.9	106.9	83.5	92.5	143.2

Total current liabilities	167.3	148.7	103.4	128.0	184.8

Long term debt	61.4	89.1	—	—	13.5
Other non-current liabilities(5)	35.9	51.2	13.9	13.2	15.1

Total non-current liabilities	97.3	140.3	13.9	13.2	28.6

Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 54,834,080, 53,312,559, 52,406,304, 51,950,662 and 51,347,538 shares each as at March 31, 2018, 2017, 2016, 2015 and 2014, respectively)	8.5	8.3	8.2	8.1	8.0
Share premium	371.8	338.3	306.9	286.8	276.6
Other shareholders’ equity (6)	248.9	163.2	123.6	94.2	40.3

Total shareholders’ equity, including shares held in treasury	629.2	509.8	438.7	389.1	325.0

Less: 4,400,000 shares as at March 31, 2018, 3,300,000 shares as at March 31, 2017, 1,100,000 shares as at March 31, 2016 and Nil shares as at March 31, 2015 and 2014, held in treasury, at cost	(134.2)	(94.7)	(30.5)	—	—

Total shareholders’ equity	495.0	415.1	408.2	389.1	325.0

Total liabilities and equity	$759.6	$704.1	$525.5	$530.3	$538.4

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2018	2017	2016	2015	2014
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$758.0	$602.5	$562.2	$533.9	$502.6
Gross profit as a percentage of revenue	33.6%	33.1%	35.0%	35.8%	34.8%
Operating profit as a percentage of revenue	12.5%	7.8%	13.0%	13.2%	9.8%
Non-GAAP Financial Data:
Revenue less repair payments (non-GAAP)(7)	$741.0	$578.4	$531.0	$503.0	$471.5
Gross profit as a percentage of revenue less repair payments (non-GAAP)	34.4%	34.4%	37.1%	38.0%	37.1%
Operating profit as a percentage of revenue less repair payments (non-GAAP)	12.8%	8.2%	13.7%	14.0%	10.5%
Operating Data:
Number of employees (at year end) (8)	36,540	34,547	32,388	28,890	27,020

Notes:

(1)	Includes the following share-based compensation expense amounts:

	For the year ended March 31,
	2018	2017	2016	2015	2014
	(US dollars in millions)
Cost of revenue	$3.8	$2.8	$1.9	$0.8	$1.3
Selling and marketing expenses	$2.6	$1.7	$1.4	$0.8	$0.6
General and administrative expenses	$24.2	$18.5	$14.6	$7.9	$5.0

(2)	Consists of funds held for clients, derivative assets and prepayments and other current assets.
(3)	Consists of non-current portion of derivative assets and other non-current assets.
(4)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, deferred revenue, current taxes payable and other liabilities.
(5)	Consists of non-current portion of derivatives liabilities, pension and other employee obligations, deferred revenue, deferred tax liabilities and other non-current liabilities.
(6)	Consists of retained earnings and other components of equity.

(7)	Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:
(8)	Commencing fiscal 2018, we are including in our disclosed total head count the number of apprentices employed under the India government scheme, National Employability Enhancement Mission, pursuant to which apprentices undergo a three to 36 month apprenticeship to enhance their employability. There is no guarantee of employment with WNS following the completion of the apprenticeship. Our previously disclosed total head count does not include apprentices. The total head count presented for prior periods in the table above have been re-computed to include apprentices for comparative purposes.

	For the year ended March 31,
	2018	2017	2016	2015	2014
	(US dollars in millions)
Revenue (GAAP)	$758.0	$602.5	$562.2	$533.9	$502.6
Less: Payments to repair centers(a)	17.0	24.1	31.2	30.9	31.1

Revenue less repair payments (non-GAAP)	$741.0	$578.4	$531.0	$503.0	$471.5

Note:

(a)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

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

31.8% of our revenues and 30.2% of our revenue less repair payments (non-GAAP) for fiscal 2018 and 39.6% of our revenues and 37.0% of our revenue less repair payments (non-GAAP) for fiscal 2017, respectively, are denominated in pound sterling. The extent and duration of any potential decline in the value of the pound sterling to the U.S. dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of the U.K. referendum could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective and it substantially protects us against fluctuations in foreign currency exchange rates through a mix of forwards and options for this current fiscal year.

In the US, economic growth is tempered by continuing concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve begins raising interest rates. The policies that may be pursued by the presidential administration in the US, particularly with respect to implementation of the 2017 US Tax Reforms, have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth. China continues to have room for economic growth, but such growth opportunities remain subject to political developments and uncertainties in the regulatory framework of the economy. Further, there is uncertainty regarding the imposition of tariffs on Chinese imports in the United States and the impact of a potential “trade war” between China and the United States on the global economy.

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

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2018 and 2017, our five largest clients accounted for 29.4% and 32.1% of our revenue and 30.1% and 33.5% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2018 and 2017, our three largest clients accounted for 19.2% and 21.5% of our revenue and 19.6% and 22.4% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2018, our largest client, Aviva Global Services (Management Services) Private Limited (“Aviva MS”), individually accounted for 6.8% and 7.0% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 9.0% and 9.4% in fiscal 2017, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations, one of our top five clients by revenue contribution in fiscal 2014, an online travel agency (“OTA”), provided us with lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013, pursuant to which, it, over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5% and 6.1% of our revenue and 2.6% and 6.5% of our revenue less repair payments (non-GAAP) in fiscal 2015 and 2014, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

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

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, revenue from Aviva MS has been decreasing since fiscal 2016, from $61.4 million in fiscal 2016 to $51.9 million in fiscal 2018. Part of this decline in revenue is attributable to revised pricing terms and part is attributable to a reduction of services due to automation performed by Aviva MS on their end. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2018 and 2017, 25.7% and 29.6% of our revenue, respectively, and 24.0% and 26.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 18.7% and 21.3% of our revenue, respectively, and 19.2% and 22.1% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

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

Further, any weakening of or uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements, which in turn could decrease the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US. While both the European and US economies have recently shown signs of improved growth, there is no assurance that such growth will continue. In fiscal 2018 and 2017, 40.4% and 47.5% of our revenue, respectively, and 39.0% and 45.3% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (including the UK). During the same periods, 40.7% and 32.6% of our revenue, respectively, and 41.6% and 33.9% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in North America (primarily the US). Any weakening of or uncertainty in the European or US economy will likely have a further adverse impact on our revenue.

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

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine pesos. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine pesos would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Although the expected shift in US monetary policy to increase short term interest rates may strengthen the US dollar against a number of currencies, particularly against emerging market currencies, fluctuations between the pound sterling, the Indian rupee, the South African rand, the Australian dollar or the Philippine peso, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the pound sterling, Indian rupee, South African rand, Australian dollar and Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

The referendum in the United Kingdom regarding withdrawal from the EU has created uncertainty in the British and European economies as the United Kingdom continues to negotiate the terms of its withdrawal, and in the global economy as a whole. See “—The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average pound sterling to US dollar exchange rate was approximately £0.75 per $1.00 in fiscal 2018, which represented an appreciation of the pound sterling by an average of 1.4% as compared with the average exchange rate of £0.76 per $1.00 in fiscal 2017, which in turn represented a depreciation of the pound sterling by an average of 13.4% as compared with the average exchange rate of £0.66 per $1.00 in fiscal 2016.

The average Indian rupee to US dollar exchange rate was approximately ₹64.46 per $1.00 in fiscal 2018, which represented an appreciation of the Indian rupee by an average of 3.9% as compared with the average exchange rate of approximately ₹67.10 per $1.00 in fiscal 2017, which in turn represented a depreciation of the Indian rupee by an average of 2.6% as compared with the average exchange rate of approximately ₹65.43 per $1.00 in fiscal 2016.

The average South African rand exchange rate was approximately R12.98 per $1.00 in fiscal 2018, which represented an appreciation of the South African rand by an average of 7.8% as compared with the average exchange rate of approximately R14.07 per $1.00 in fiscal 2017, which in turn represented a depreciation of the South African rand by an average of 2.3% as compared with the average exchange rate of approximately R13.75 per $1.00 in fiscal 2016.

The average Australian dollar exchange rate was approximately A1.29 per $1.00 in fiscal 2018, which represented an appreciation of the Australian dollar by an average of 2.8% as compared with the average exchange rate of approximately A1.33 per $1.00 in fiscal 2017, which in turn represented an appreciation of the Australian dollar by an average of 2.1% as compared with the average exchange rate of approximately A1.36 per $1.00 in fiscal 2016.

The average Philippine peso exchange rate was approximately PHP 50.76 per $1.00 in fiscal 2018, which represented a depreciation of the Philippine peso by an average of 5.4% as compared with the average exchange rate of approximately PHP 48.18 per $1.00 in fiscal 2017, which in turn represented a depreciation of the Philippine peso by an average of 4.2% as compared with the average exchange rate of approximately PHP 46.22 per $1.00 in fiscal 2016.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, the South African rand or the Philippine peso appreciates significantly against the US dollar. For example, the depreciation of the pound sterling against the US dollar, and the appreciation of the Indian rupee and the South African rand against the US dollar for the year ended March 31, 2018 negatively impacted our results of operations whereas the appreciation of the Australian dollar against the US dollar positively impacted our results of operations during that year.The depreciation of the South African rand against the US dollar in fiscal 2017 and 2016 and the appreciation of the Australian dollar against the US dollar in fiscal 2017 positively impacted our results of operations in these years, whereas the depreciation of the pound sterling against the US dollar in fiscal 2017 and 2016 and the depreciation of the Australian dollar against the US dollar in fiscal 2016 negatively impacted our results of operations in these years.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. While we expect our business in our WNS Auto Claims BPM segment to improve in fiscal 2019, there’s no assurance that it will improve to our expected level of performance or at all. The occurrence of other changes in legal regimes or regulatory requirements, or any other events associated with the risks of conducting business internationally, could have a material adverse effect on our results of operations and financial condition.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.

We have operations in 11 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK and upcoming regulations such as the General Data Protection Regulation in the European Union, which will be effective from May 2018. In addition, MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), which we acquired in March 2017, administer programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

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

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, business process transformation capabilities and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process management and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets.

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

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

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

Although under most of our contracts with our clients, our liability for breach of our obligations is limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract, our liability for breach of our obligations under certain of our contracts are unlimited. With respect to those of our contracts that contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise. Further, cybersecurity and data privacy considerations could impact our business.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE16 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

To date, although there has not been a material cybersecurity attack that has had an adverse effect on our operations, there is no assurance that there may not be a material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.

While we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

We also cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ or business partners’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s or business partners’ computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our client’s or business partners’ network to steal data or to seek sensitive information. Any intrusion into our network or our client’s or business partners’ network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2019 (including work orders/statement of works that will expire on or before March 31, 2019) represented approximately 15.2% of our revenue and 15.6% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2018. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.

For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments (non-GAAP) in fiscal 2012 and 2011, respectively.

In addition, one of our top five clients by revenue contribution in fiscal 2014, an OTA, provided us with a lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5% and 6.1% of our revenue and 2.6% and 6.5% of our revenue less repair payments (non-GAAP) in fiscal 2015 and 2014, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our largest clients. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

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

Fraud on account of circumvention of controls within our or our clients’ computer systems and processes could adversely impact our business.

Our business is dependent on the secure and reliable operation of controls within our and our clients’ information systems and processes, whether operated or executed by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to record fraudulent transactions. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Accordingly, we may have significant liability arising from fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

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

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws, including the implementation of the Tax Cuts and Jobs Act of 2017 (the “2017 US Tax Reforms”) enacted on December 22, 2017 with an effective date of January 1, 2018, may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. We are still analyzing certain aspects of the 2017 US Tax Reforms. Such legislation could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

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

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 36,540 as at March 31, 2018 from 25,520 as at March 31, 2013. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. We now have delivery centers across 11 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Europe.

We have also completed numerous acquisitions. For example, in the first quarter of fiscal 2017, we acquired Value Edge Research Services Private Limited (“Value Edge”), a provider of commercial research and analytics services to clients in the pharma industry based in India, the United States and Europe. Value Edge had 205 employees as at March 31, 2018. In January 2017, we acquired Denali Sourcing Services Inc. (“Denali”), a leading provider of strategic procurement BPM solutions based in the United States. With operations in United States, Turkey, China and India, Denali had 349 employees as at March 31, 2018. In March 2017, we acquired HealthHelp, an industry leader in care management based in the United States. HealthHelp had 455 employees as at March 31, 2018. For more information about more recent acquisitions, see “—We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.”

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

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During each of fiscal 2018, 2017 and 2016, the attrition rate for our employees who have completed six months of employment with us was 29%, 34% and 34% respectively. Although the attrition rate for our employees has decreased in fiscal 2018, we cannot assure you that our attrition rate will not increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

We have incurred a substantial amount of indebtedness in connection with recent acquisitions. As at March 31, 2018, we had total indebtedness of $89.9 million in secured bank loans. See Part I — Item 5. Operating and Financial Review and Prospects” Our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

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

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India may reduce this competitive advantage. For example, the Government of India has proposed the Code on Wages Bill, 2017, which, if passed, would replace four central labor laws, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976, and would introduce a national minimum wage for all employees to be administered by the central government. As a result, our wage costs in India may increase. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

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

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2018, 2017 and 2016, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

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

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions in the high tech, retail and CPG, banking and financial services, utilities and healthcare verticals, and in March 2017, we acquired HealthHelp, an industry leader in care management whose solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. In June 2016, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

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

As at March 31, 2018, we had goodwill and intangible assets of approximately $224.8 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. While we expect our business in our WNS Auto Claims BPM segment to improve in fiscal 2019, there’s no assurance that it will improve to our expected level of performance or at all. See also “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, of the total $224.8 million in goodwill and intangible assets we had as at March 31, 2018, $100.1 million pertains to our acquisition of HealthHelp in fiscal 2017. This goodwill and intangible assets associated with our acquisition of HealthHelp is primarily attributable to HealthHelp’s expected business from one client. Pricing of services to this client will be due for renegotiation in fiscal 2019. There is no assurance that the pricing terms will be renewed on terms acceptable to us. If there is a significant decline in the prices charged for services to this client or a decrease in the volume of business from this client, we may be required to review our goodwill and intangible assets for impairment and record a further impairment charge. Further, if, for example, the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited (“Marketics”) and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

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

The United Kingdom’s impending withdrawal from the European Union may have a negative effect on our operations in the United Kingdom and European Union.

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

New BBBEE criteria became effective for us from March 2017, according to which an entity receives a new compliance rating from the BBBEE rating agency. Under these new criteria, our rating based on our previous structure and practices would have dropped and we would have been required contractually to improve our rating. We developed a plan to achieve or improve our current rating by the BBBEE verification audit for period ended March 31, 2017 in May 2017. This plan included, among other measures, divesting some of our interests in our South Africa subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved the required rating in our BBBEE verification audit in May 2017 on the basis of the steps taken to comply with the new BBBEE criteria which is valid until May 2018. Based on the results of an interim BBBEE audit, we expect that we will achieve the required rating in our next BBBEE verification audit in May 2018, which if achieved would be valid until May 2019. However, there is no assurance that we will successfully maintain our existing BBBEE rating under the new criteria in our next annual BBBEE verification audit by the BBBEE rating agency, or at all. If we fail to achieve the required minimum BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Chennai was affected by severe flooding in November 2015. Although our clients experienced minimal disruptions during the Chennai flood due to the business continuity planning and infrastructure resiliency measures that are designed to minimize the impact of natural disasters on our business which we have implemented, such measures may be rendered less effective in other circumstances. In addition, we have operational facilities and communication hubs located in regions which are considered to be particularly vulnerable to natural disasters, such as the Philippines and Houston in the United States, which have experienced severe natural disasters such as typhoons, hurricanes and floods. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2018, 2017 and 2016, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $9.4 million, $5.2 million and $5.0 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2018, 2017 and 2016, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our effective tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our operating units under the STPI scheme. Our effective tax rate in Sri Lanka will also be impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018, following which the income from export of service would be subject to tax at 14% on net basis.

For example, in the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our STPI operations in India became subject to the prevailing annual tax rate, which is currently 34.95% and was 34.61% in fiscal 2018, 2017 and 2016. See “Part I — Item 4. Information on the Company – B. Business Overview – Regulations.”

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

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has issued guidelines on General Anti Avoidance Rule (the “GAAR”), which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect any adverse impact on account of the GAAR.

The US Government has enacted new tax legislation with effect from January 1, 2018. We are currently evaluating the effect of the applicable provisions of this tax legislation on our business, results of operations and financial condition. There can be no assurance that this new tax legislation will not adversely impact our business, results of operations and financial condition.

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

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013. We have filed an application for renewal of the advance pricing agreement for another five years starting from April 2018 and will continue to apply the same methodology as set out in the advance pricing agreement pending the renewal of the agreement.

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2014 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,830.0 million ($43.4 million based on the exchange rate on March 31, 2018) in additional taxes, including interest of ₹1,123.2 million ($17.2 million based on the exchange rate on March 31, 2018).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited (“WNS BCS”), each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2018 we have provided a tax reserve of ₹806.2 million ($12.4 million based on the exchange rate on March 31, 2018) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5 – Operating and Financial Review and Prospects—Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹2,933.0 million ($45.0 million based on the exchange rate on March 31, 2018) in additional taxes, including interest of ₹905.8 million ($13.9 million based on the exchange rate on March 31, 2018). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹874.4 million ($13.4 million based on the exchange rate on March 31, 2018) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2018, corporate tax returns for fiscal years 2015 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.3 million based on the exchange rate on March 31, 2018) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.2 million based on the exchange rate on March 31, 2018) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2018, we had 50,434,080 ordinary shares (excluding 4,400,000 treasury shares) outstanding, including 50,181,741 shares represented by 50,181,741 ADSs. In addition, as at March 31, 2018, a total of 2,962,036 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our Third Amended and Restated 2006 Incentive Award Plan and our 2016 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

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

At our request, the depositary of our ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

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

If a United States person is treated as owning at least 10% of our ordinary shares (or ADSs), such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares (or ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the Common Stock.

Our share repurchase program could affect the price of our ADSs.

In March 2018, our shareholders approved a share repurchase program authorizing the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Under this repurchase program, our ADSs may be purchased in the open market from time to time over 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the share repurchase program with cash on hand. The program would not obligate us to repurchase any dollar amount or number of ADSs, and may be suspended or discontinued at any time at our discretion.

Any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate us to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

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

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and the majority of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

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

From 2004 to July 2007, we provided business process outsourcing services to Aviva International Holdings Limited (“Aviva”), a major client, pursuant to build-operate-transfer contracts from facilities in Colombo, Sri Lanka and Pune, India. The contracts at that time granted Aviva Global Services Singapore Pte. Ltd. (“Aviva Global”) the option to require us to transfer our facilities in Sri Lanka and Pune to Aviva Global, which was the business process offshoring subsidiary of Aviva at that time. In 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global and the transfer was effective in July 2007. In July 2008, we acquired Aviva Global from Aviva and resumed ownership of the Sri Lanka facility. In connection with our acquisition of Aviva Global, we also entered into a master services agreement with Aviva MS in 2008 (the “2008 Aviva master services agreement”), which we replaced with the Aviva master services agreement in September 2014, pursuant to which we provide BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. See “Part I — Item 5. Operating and Financial Review and Prospects — Revenue — Our Contracts” for more details on this transaction.

We have made a number of acquisitions since fiscal 2003, including our acquisition of Town & Country Assistance Limited, a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing. We subsequently rebranded the company as WNS Assistance, which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners Inc. (which we merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited (“PRG Airlines”) its fare audit services business. In September 2006, we acquired from GHS Holdings LLC (“GHS”) its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate Technologies Limited (“Flovate”), a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In March 2008, we entered into a joint venture with Advanced Contract Solutions, Inc. (“ACS”), a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. and in November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited (“AHA”) (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired Business Applications Associates Limited (“BizAps”), a provider of Systems Applications and Products (“SAP ®” ) solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In June 2012, we acquired Fusion Outsourcing Services (Proprietary) Limited (“Fusion”), a provider of a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. Following our acquisition of Fusion, we have renamed it as WNS Global Services SA (Pty) Ltd. In June 2016, we acquired Value Edge, a leading provider of commercial research and analytics services to clients in the Pharma / Biopharma industry. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions. In March 2017, we acquired HealthHelp, an industry leader in BPM care management.

In fiscal 2010, we restructured our organizational structure in order to streamline our administrative operations, achieve operational and financial synergies, and reduce the costs and expenses relating to regulatory compliance. This restructuring involved the merger of the following seven Indian subsidiaries of WNS Global into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in August 2009 pursuant to the Indian Companies Act, 1956: Customer Operational Services (Chennai) Private Limited, Marketics, Noida Customer Operations Private Limited, NTrance Customer Services Private Limited, WNS Customer Solutions (Private) Limited, WNS Customer Solutions Shared Services Private Limited and WNS Workflow Technologies (India) Private Limited. In another restructuring exercise, three of our subsidiaries, First Offshoring Technologies Private Limited, Hi-Tech Offshoring Services Private Limited and Servicesource Offshore Technologies Private Limited, were merged into WNS Global through a Scheme of Amalgamation approved by an order of the Bombay High Court passed in March 2010 pursuant to the Indian Companies Act, 1956. In fiscal 2011 and 2012, we restructured and rationalized our UK and US group companies, wherein three of our UK-based non-operating subsidiaries, Chang Limited, Town & Country Assistance Limited and BizAps, were voluntarily dissolved. In the US, two of our subsidiaries, WNS Customer Solutions North America Inc. and Business Application Associates Inc. were merged with and into WNS North America Inc. In fiscal 2012, we also incorporated a new subsidiary in the US, WNS Global Services Inc., established a new branch of WNS (Mauritius) Limited in the Dubai Airport Free Zone, United Arab Emirates, WNS Mauritius Limited ME (Branch), and de-registered our existing subsidiary WNS Global FZE in the Ras-Al-Khaimah Free Trade Zone, United Arab Emirates (“UAE”). In fiscal 2013, as part of our restructuring activities, WNS Philippines Inc. was merged into WNS Global Services Philippines, Inc. and ownership of our Costa Rican subsidiary, WNS BPO Services Costa Rica, S.R.L. (formerly known as WNS BPO Services Costa Rica, S.A.), was transferred and is now a subsidiary of WNS North America Inc. In May 2012, WNS Global Services (UK) Limited (“WNS UK”) established a branch in Poland, WNS Global Services (UK) Limited (Spółka Z Ograniczoną Odpowiedzialnością) Oddział W Polsce, Gdańsk. In March 2013, we also established a new branch of Business Applications Associates Beijing Ltd. in Guangzhou, China named Business Applications Associates Beijing Limited Guangzhou Branch. In January 2014, we incorporated a new subsidiary of WNS (Mauritius) Limited in China, WNS Global Services (Dalian) Co. Ltd. In March 2014, we incorporated WNS Legal Assistance LLP in the UK under the Limited Liability Partnership Act, 2000. In November 2014, we established a new branch of WNS Global Services Private Limited in Singapore, WNS Global Services Private Limited (Singapore Branch). In December 2015, we established a new branch of WNS Global Services (UK) Limited in France, WNS Global Services (UK) Limited (Branch) (France), and amalgamated WNS Customer Solutions (Private) Limited, which was a subsidiary of WNS Customer Solutions (Singapore) Private Limited, with WNS Global Services (Private) Limited, an entity based out of Sri Lanka. In February 2016, we established a new branch of WNS Global Services (UK) Limited in Romania, WNS Global Services (UK) Limited London Bucharest Branch.

In April 2016, WNS Workflow Technologies Limited was renamed WNS Assistance Limited and WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated. In June 2016, we incorporated Ucademy (Pty) Limited, a wholly owned subsidiary of WNS Global Services SA (Pty) Limited. In December 2016, we established two new branches of WNS Global Services Netherlands Cooperatief U.A. in Ireland and Turkey, namely WNS Global Services Netherlands Cooperatief U.A (Ireland Branch) and WNS Global Services Netherlands Cooperatief U.A. Merkezi Hollanda Istanbul Merkez Subesi (Turkey Branch), respectively. In March 2017, we established WNS Global Services (Dalian) Co. Ltd - Shanghai Branch, a new branch of WNS Global Services (Dalian) Co. Ltd. In April 2017, we established the WNS B-BBEE Staff Share Trust with the principal objective of creating meaningful participation of the Black employees (as defined in the applicable legislation) of our South African subsidiaries in the growth of the company. We are committed to transformation in South Africa and are implementing this structure to benefit Black People in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment as promulgated by section 9(1) of the Broad-Based Black Economic Empowerment Act No. 53 of 2003 of South Africa. In June 2017, we established WNS New Zealand Limited, a wholly owned subsidiary of WNS Global Services (Australia) Pty Ltd. In July 2017, we merged Value Edge into WNS Global Services Private Limited. Our organizational structure now comprises 33 entities in 22 countries, and nine branches in Poland, UAE, China, Singapore, France, Romania, Turkey and Ireland. Of these 33 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under the former Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), India. The WNS Cares Foundation was formed for the purpose of promoting corporate social responsibilities and does not qualify as a subsidiary under IFRS 10— Consolidated Financial Statements and hence is not considered for the purpose of preparing our consolidated financial statements.

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

Our capital expenditures in fiscal 2018, fiscal 2017, and 2016 amounted to $33.7 million, $22.9 million and $27.5 million, respectively. Our principal capital expenditure were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2019 to be approximately $30.0 million, a significant amount of which we expect to spend on infrastructure build-out, technology-enablement and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2018, we had commitments for capital expenditures of $5.8 million (net of advances to capital vendors) relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $3.0 million in India, approximately $0.3 million in South Africa, approximately $1.0 million in Philippines, approximately $0.04 million in Europe (excluding the UK), and approximately $1.5 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a global consultative BPM company, offering an array of end-to-end industry-specific and cross-industry solutions. We have deep industry and process expertise, and provide technology-led innovation, including intelligent automation tools (such as robotic process automation (“RPA”), artificial intelligence and cognitive computing), natural language processing and machine learning solutions, blockchain solutions, internet of things (“IoT”) solutions, business process as a service (“BPaaS”) platforms, embedded analytics and proprietary transformational and re-engineering frameworks. We strive to enable our clients to be more efficient and competitive through increased cost savings, better operational flexibility, improved service quality, actionable insights, and digital transformation. We seek to help our clients “digitally transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

A key element in all our outsourcing engagements is our ability to continually deliver business value through co-creation of solutions and products with our clients and strategic partners. We derive this ability from our core differentiators of deep industry expertise, cutting-edge technology and analytics, and a client-centric approach. Our industry-focused solution design helps us provide a specialized focus on each of the industries that we target, effectively manage our clients’ business processes and offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals that we currently focus on are: insurance, travel and leisure, diversified businesses (including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment and telecommunication or telecom), healthcare, utilities, consulting and professional services, shipping and logistics, and banking and financial services.

Our portfolio of services includes industry-focused processes that are tailored to address our clients’ specific business and industry requirements. In addition, we offer a set of shared services that are common across multiple industries, including customer interaction services, finance and accounting (including procurement), research and analytics, and technology services.

We measure our execution of clients’ business processes against multiple performance parameters, and aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We endeavor to build long-term client relationships, and typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2018, 124 and 118 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively. In fiscal 2017, 101 and 94 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively.

As at March 31, 2018, we had 36,540 employees executing business processes for our 386 clients.

In fiscal 2018, our revenue was $758.0 million, our revenue less repair payments (non-GAAP) was $741.0 million and our profit was $86.4 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments (non-GAAP) and a reconciliation of our revenue less repair payments (non-GAAP) to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

The global outsourcing market continues to evolve, with the focus shifting from cost reduction and process improvements to business transformation and business outcomes. While the original drivers of process efficiency, cost advantage and labor arbitrage remain relevant, there is a broader and more strategic narrative to outsourcing today with a strong focus on domain knowledge and digital, technology and analytics capabilities. Companies are now seeking long-term, strategic relationships with BPM providers and expect them to play a bigger and more profound role in achieving both incremental and transformational outcomes. As companies outsource some of their more complex and high-end business processes, the key consideration for them is the ability of the BPM provider to execute intricate, multi-layered transfer programs and successfully manage these processes on an ongoing basis. As a result, we see the outsourcing marketplace expanding beyond transactional processes to include more complex business processes, consulting, automation, technology-led initiatives, digitization, support for IoT capabilities, cloud computing, and research and analytics. Increasingly, companies with the aim of standardizing processes and maximizing the returns on their investments are demanding higher-value, cost-effective services such as process re-engineering and business transformation from their BPM providers. The increased focus on variable cost structures and the creation of tangible business benefit has resulted in alternative service delivery and pricing models such as transaction- and outcome-based models.

Businesses are thus undertaking a rigorous and multi-faceted evaluation process when selecting a BPM provider. Based on our experience, a client typically seeks several key attributes in a business process management provider, including:

•	Domain knowledge and industry-specific expertise;

•	Process expertise across horizontal service offerings;

•	Ability to innovate, add new operational expertise and drive best practices based on internal and external benchmarking;

•	Proven ability to execute a diverse range of mission-critical and often complex business processes;

•	Ability to tie service delivery or process automation with the client’s existing information technology (“IT”) infrastructure;

•	Ability to deploy bolt-on tools or applications that can be easily added onto the enterprise architecture;

•	Capabilities to drive improved process standardization across business units and multiple locations, demonstrating strong global delivery capabilities;

•	Analytical capabilities to deliver actionable business insights;

•	Technology-enabled services and solutions, including RPA, cognitive computing, artificial intelligence, cloud-based offerings and platform-based BPM;

•	Global presence through a mix of offshore, nearshore and onshore delivery centers to access talent and capabilities, create cultural alignment, leverage language skills, and mitigate risks; and

•	Capability to scale employees and infrastructure without a diminution in quality of service.

The recent outsourcing trends have driven BPM providers to be more innovative, strategic and forward-looking in their outlook. Against the backdrop of this changed environment, we believe our company with our extensive industry expertise, client-centric approach, global footprint, transformational and re-engineering frameworks and ability to identify levers of change, is well positioned to deliver business value to our clients. We offer technology-enabled and BPaaS solutions that help companies rapidly adapt to changing business conditions. On similar lines, in addition to traditional pricing models based on headcount (often referred to as full-time equivalents (“FTEs”)), we offer transaction and outcome-based pricing models to provide clients with cost flexibility and measurable business benefit. In fiscal 2018, 37.5% of our total revenues were generated from “non-FTE” models. These “non-linear” pricing models, which de-link the relationship between headcount and revenue for BPM providers, create an incentive for the providers to improve the productivity of their employees, increase the use of technology, and enhance the overall efficiency of their operations.

The global business process management industry is a large and growing industry. According to the Gartner Forecast: IT Services, Worldwide, 2016-2022, 1Q18 Update, the worldwide BPO market is estimated to have grown to $161.199 billion in 2017. Gartner has estimated that the revenue for the worldwide BPO market will grow from $161.199 billion in 2017 to $206.711 billion in 2022, which we calculate to represent a compounded annual growth rate of 5.1%.

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2016-2022, 1Q18 Update. Dated: April 3, 2018.

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

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2016-2022, 1Q18 Update. Dated: April 3, 2018.

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

Well-positioned for the evolving BPM market

The BPM industry, which started with the first wave of simple outsourced processes, has now expanded to include complex business processes and higher-value services that involve process re-engineering, business and digital transformation, management of mission-critical operations, and generation of business insights to aid decision-making. We believe that our industry-specific expertise, end-to-end service capabilities, transformation capabilities, technology-enabled solutions, process management skills, embedded analytics, global delivery network and customer-centric approach position us at the forefront of the evolving BPM market.

Deep industry expertise

We have established deep expertise in the industries we target as a result of our vertical organizational structure, legacy client relationships, proprietary technology offerings, key acquisitions and the hiring of management with specific industry knowledge. Our deep domain expertise in each of the 12 industries we serve helps us develop keen insights and transform them into leading-edge impactful business solutions with the help of technology, analytics and process rigor. We have developed methodologies, proprietary knowledge and industry-specific technology platforms applicable to our target industries that allow us to provide industry-focused solutions and help clients compete within these industries.

We have organized our company into business units aligned with each of the industries on which we focus. By doing so, we are able to approach clients in each of our target industries with a combined sales, marketing and delivery effort that leverages our in-depth industry knowledge and industry-specific technology platforms and solutions.

We have received numerous recognitions for our industry leadership. Our awards and recognitions in fiscal 2018 and 2017 are set forth below

Vertical-specific Recognitions

Insurance:

•	A “Winner’s Circle” player in HfS Research’s Blueprint Report: Insurance As-a-Service 2017

•	A “Star Performer” and “Major Contender” in Everest Group’s Life and Pensions Insurance BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2017

•	A “Leader” in NelsonHall’s NEAT for Property & Casualty (“P&C”) Insurance 2017

•	A “Leader” in Everest Group’s P&C Insurance – Service Provider Landscape with PEAK Matrix™ Assessment 2018

Travel and Leisure:

•	A “Winner’s Circle” player in HfS Research’s Blueprint Report: Travel and Hospitality Customer Engagement Services 2017

•	A “Leader” in NelsonHall’s NEAT for Customer Experience Services in Travel, Transport & Hospitality NEAT 2018

Healthcare:

•	A “Star Performer” and “Major Contender” in Everest Group’s Healthcare Payer Business Process Services – Service Provider Landscape with PEAK Matrix™ Assessment 2017

•	A “Major Contender” in Everest Group’s Healthcare Provider Business Process Services – Service Provider Landscape with PEAK Matrix™ Assessment 2017

Banking and Financial Services:

•	A “Leader” in NelsonHall’s NEAT for Mortgage and Loan BPS 2017

•	A “Major Contender” in Everest Group’s Capital Markets BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2017

•	A “Major Contender” in Everest Group’s Mortgage BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2017

•	A “Major Contender” in Everest Group’s Banking BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2018

Horizontal-specific Recognitions

Customer Interaction Services:

•	A “Leader” in NelsonHall’s NEAT for Multi-Channel Customer Management Services 2017

•	A “Major Contender” in Everest Group’s Contact Center Outsourcing – Service Provider Landscape with PEAK Matrix™ Assessment 2017

Finance and Accounting (including Procurement and Supply Chain):

•	A “Winner’s Circle” player in HfS Research’s Blueprint Report: Finance As-a-Service 2017

•	A “Major Contender” in Everest Group’s Finance and Accounting Outsourcing (“FAO”) – Service Provider Landscape with PEAK Matrix™ Assessment 2017

•	A “Leader” in IDC MarketScape: Worldwide Finance and Accounting BPO Services 2017 Vendor Assessment

•	A “Star Performer” and “Major Contender” in Everest Group’s Procurement Outsourcing (“PO”) – PO Service Provider Landscape with PEAK Matrix™ Assessment 2017

•	A “Leader” in HfS Research’s Blueprint Report: Procurement As-a-Service 2017

•	A “Leader” in IDC MarketScape: Worldwide Procurement As-a-Service 2018 Vendor Assessment

•	A “Major Contender” in Everest Group’s PO – PO Service Provider Landscape with PEAK Matrix™ Assessment 2018

Analytics:

•	A “Star Performer” and “Major Contender” in Everest Group’s Analytics Business Process Services – Service Provider Landscape with PEAK Matrix™ Assessment 2017

•	A “Leader” in NelsonHall’s NEAT for Digital Marketing Services 2018

Corporate:

•	Loyalty 360 Awards 2017 in Measurement category

•	“Leader” in the 2017 Global Outsourcing 100 List by IAOP

•	Big Data and Analytics Awards 2017 for Most Admired Data Analytics & Technology Provider

•	Big Data and Analytics Awards 2017 for Excellence in Industry Application Award – Non-Banking Sector

•	Big Data and Analytics Awards 2017 for Academic Excellence in Big Data & Analytics

•	Big Data and Analytics Awards 2017 for Analytics Service in Business Intelligence

•	GSA UK Award 2017 for Outsourcing Works - Award for Delivering Business Value in Outsourcing

•	2017 Stevie International Business Awards for Best New Product or Service of the Year - Software - Social Business Solution (Gold Award)

•	2017 Stevie International Business Awards for Best New Product or Service of the Year - Software - Big Data Solution (Bronze Award)

•	2017 Stevie International Business Awards for Best New Product or Service of the Year - Software - Business or Competitive Intelligence Solution (Bronze Award)

•	2017 Stevie International Business Awards for Best New Product or Service of the Year - Software - Integration Solution (Bronze Award)

•	SSON Asia Excellence Awards 2017 for Best Outsourcing Partnership (Runners-up)

•	SSON Asia Excellence Awards 2017 for Excellence in Automation (Runners-up)

•	Golden Peacock Innovation Management Award 2018

•	“Leader” in the 2018 Global Outsourcing 100 List by IAOP

•	Big Data and Analytics Awards 2017 for Social Media Analytics

•	2018 Stevie Sales and Customer Service Award for Customer Service Success - other service industries (Bronze Award)

•	2018 Stevie Sales and Customer Service Award for Business Intelligence Solution - New (Bronze Award)

•	International ICT Awards Philippines 2017 for Best Company of the Year Providing Services for Finance and Accounting

•	Chief Financial Officer (CFO) 100 2018 Roll of Honor in the “Mergers and Acquisitions” Category

•	International ICT Awards Philippines 2018 for Best Company of the Year Providing Services for Finance & Accounting

•	CNBC TV 18 India Business Leader Awards - CNBC’s Asia India Disruptor of the Year 2019

•	Golden Peacock Business Excellence Award 2018

•	PeopleSoft Innovator 2018 - Oracle

Technology:

•	Innovative CIO Award 2017 from CIOAXIS for the implementation of Cloud Email Security and Web Security Gateway

•	CIO Power List 2017 for Unified Communications Icon

•	IDG CIO 100 2017- The Digital Innovators Honoree

•	IDG CIO 100 2017 Networking Pioneer Honoree

•	Dataquest Vertical Warrior Award 2017 by Cybermedia for Digital Transformation of the Telephony Platform Services

•	3rd Edition Datacentre Award 2017 for implementation of Session Initiation Protocol and Omni-Channel Customer Interaction Management Platform

•	CIO Power List 2018

Human Resources (“HR”):

•	AON Best Employer Award-Poland (2017)

•	Responsible Employer – Leader in HR (Poland) for Leader in HR (2017)

•	SHRM India HR Excellence Awards 2017 for Excellence in Leveraging HR Technology (Runners-up)

•	SHRM India HR Excellence Awards 2017 for Excellence in Human Resource – Outside India (Special Recognition)

•	BW Businessworld HR Excellence Award 2017 for Best Implementation of HR Technology (Runners-up)

•	Golden Peacock HR Excellence Award 2018

•	51job China “2018 Top HR Management Awards” (2017)

Quality:

•	Golden Peacock National Quality Award 2017

•	World Quality Congress Award 2017 for Excellence in Quality Management for Best Use of Six Sigma in Travel Sector

Corporate Social Responsibility (“CSR”):

•	Asia Pacific Customer Engagement Forum & Awards (ACEF) 2017 for Events and Promotion - Successful Use of CSR Activities (Bronze Award)

•	ET 2 Good 4 Good for Governance Mechanisms and CSR (2017)

•	2017 Stevie International Business Awards for Corporate Social Responsibility Program of the Year - in Asia, Australia and New Zealand (Bronze Award)

•	Asia Pacific Customer Engagement Forum & Awards (ACEF) 2018 for Events and Promotion - Successful Use of CSR Activities (Gold Award)

End-to-end service portfolio including higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to shift away from reliance on services that are less integral to our clients’ core business operations, such as commoditized voice and transactional services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer an array of higher-value, judgment-based services that seek to not only reduce cost and improve operating efficiency, but enable improved decision-making, competitive positioning and business outcomes for executive officers. These include high-end finance and accounting services, including strategic sourcing through supply chains, transformation services, technology-enabled offerings and analytics capabilities. We also provide a wide array of industry-specific solutions, which cut across these traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements, provide digital capabilities, and generate business insights specific to their industry.

We have also developed and continue to develop technology-enabled, or “automated,” solutions that utilize our proprietary software and licensed software in conjunction with our core business process management services. These integrated, technology-enabled solutions allow us to offer higher-value, differentiated services, which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software tools, platforms and expertise with our service capabilities to deliver business solutions to the marketplace. These technologies include RPA, cognitive computing, and artificial intelligence. We believe these technology-enabled “automated” solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

To this end, we offer platform-enabled BPM or BPaaS that tightly integrates our domain expertise, business processes, automation, embedded analytics and a cloud-based infrastructure.

Proven global delivery platform

We deliver our services from 54 delivery centers in 11 countries around the world, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US. Our ability to offer services delivered from a mix of onshore, nearshore and offshore locations benefits our clients from the perspectives of access to skills and talent, cultural alignment, language capabilities, business continuity, risk mitigation, scalability, efficiency and cost-effectiveness.

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

We seek to enhance our value proposition to our clients by providing them with flexible pricing models that align our objectives with those of our clients. In addition to traditional full-time equivalent-based pricing, we provide alternative pricing models such as transaction-based pricing and outcome-based pricing. A sizable percentage of our revenue, being 37.5% in fiscal 2018, is derived from these “non-FTE”-based pricing models. These models enable our clients to pay only for actual work performed or tangible benefit received.

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

Experience in transitioning processes and running them efficiently

Many of the business processes that clients outsource to us are core to their operations, requiring substantial program management expertise to enable the transition of work to us. A well-planned and effectively managed transition is the cornerstone of our business proposition and helps our clients outsource their operations effectively and efficiently, focus on their business priorities and implement operating models that are designed to help them achieve their business strategies.

Our transition approach is structured to help deliver business outcomes to our clients by:

•	Minimizing risk and achieving rapid transition of services;

•	Ramping up operations with minimal disruption to existing business, metrics, customers and suppliers;

•	Effectively managing changes brought about by transformative tools and technologies; and

•	Managing a seamless transfer of responsibilities from any incumbent service providers to us.

At its core, all aspects of the transition process are governed by EnABLE, our proprietary transition toolkit, which has been tested and evolved over 20 years. EnABLE embeds multi-level governance, visibility and transparency, flexibility and compliance across the entire transition lifecycle.

Our differentiators include:

•	Customer-centricity: Our practice of ‘early transition voice of customer’ identifies and addresses opportunities to do better at meeting clients’ objectives and success criteria.

•	Robust governance: Our multi-level governance approach seeks to ensure that transition reviews are conducted at all levels up to executive leadership. Risks are assessed and proactive support is provided with a view to achieving clients’ objectives.

•	Strong leadership and experience: We have a robust and mature transition methodology with a strong record in managing and delivering transitions from clients as well as from major incumbent players.

•	Global presence: Our team of skilled transition managers operates from all our major global delivery locations. Our agile and readily deployable team is always available for clients’ needs.

Extensive investment in human capital development

We have established the WNS Learning Academy, which provides ongoing training to our employees for the purpose of continuously improving their leadership and professional skills. This includes the provision of extensive training infrastructure, such as training rooms, mobile application-based learning systems and in-house learning programs, which help impart key professional skills and industry-specific knowledge to our employees. We seek to promote our team leaders and operations managers from within, thereby offering internal advancement opportunities and clear long-term career paths. The WNS Learning Academy is a training construct designed to build a culture of perpetual learning by placing the employees on a learning path, which imparts knowledge, builds confidence and enables advancement. As a part of the WNS Learning Academy, we have created specific Domain Universities, which enable individuals at any level of the organization to continuously improve their industry knowledge and prepare for increasingly complex, domain-specific roles. As part of their development, we have launched programs for our front-line managers and top employees to help them improve their performance in their current roles and to develop new skill sets to enable them to take on new roles. These programs include our business intervention programs “Beyond Horizon,” “Inspire,” “TransforME,” “Empower,” “Evolve,” and “Ascend,” which are all programs designed to identify promising employees at various levels of the organization and empower them with the requisite skills to grow and eventually step into senior leadership roles. We have put in place our New Leadership Competency framework, which serves as a tool to help leaders measure the necessary skill sets and behavioral patterns required to excel in the current and future roles.

In addition, we create individual development plans for our top talent based on inputs from our line managers and business unit heads to help further their career development.

Our aim is to develop a high performing global team and increase our employees’ effectiveness. We expect to increasingly leverage technology to create a learning organization.

Experienced management team

We benefit from the effective leadership of a global management team with diverse backgrounds, including extensive experience in outsourcing. Members of our executive and senior management team have, on average, over 20 years of experience in diverse industries, including in the business process and information technology outsourcing sector, and in the course of their respective careers have gathered experience in developing long-standing client relationships, leveraging technology, launching practices in new geographies, developing new service offerings and successfully integrating acquisitions.

Business Strategy

Our objective is to strengthen our position as a leading global business process management provider. We seek to increase our client base and expand our existing relationships. We intend to achieve this through deep industry expertise and providing enhanced value proposition and actionable insights to our clients. We continually invest in domain expertise, analytics and technology to serve our clients better. We also intend to make select acquisitions to fill capability gaps.

We have made significant investments to accelerate our growth. These investments include:

•	Expansion and reorganization of our sales force;

•	Increase in the expertise and management capability within our sales force;

•	Expansion of other sales channels including the development of new partnerships and alliances and broadening our engagement with outsourcing industry advisors and analysts;

•	Increase in the range of services and solutions offered to our clients across different industries and business functions;

•	Establishment of our Capability Creation Group to facilitate the creation of new client offerings and automation of solutions;

•	Increased focus on analytics through internal investment, strategic partnerships and acquisitions;

•	Increased use of technology in our service offerings, including the development of new technology-enabled solutions, including RPA, cognitive computing and artificial intelligence;

•	Expansion of our global delivery platform; and

•	Focused strategic acquisitions to improve our capabilities.

The key elements of our growth strategy are described below:

Increase business from existing clients and new clients

We have organized our company into vertical business units and were the first BPM company in the industry to do so. Our sales force of 101 members as at March 31, 2018, provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (farmers) and another focused on adding new clients (hunters).

We seek to expand our relationships with existing clients by cross-selling new services (such as technology-based and analytics offerings), moving up the value chain, and expanding into other lines of business and geographies within each client. Our account managers and client partners have industry-specific knowledge and expertise, and are responsible for maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new outsourcing opportunities. As a result of this strategy, we have built a strong track record of extending the scope of our client relationships over time.

For new clients, we seek to provide value-added solutions by leveraging our deep industry knowledge built on the back of process expertise, technology-enablement, analytics and transformation solutions. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process management practices in various industries and business sectors. We intend to leverage our knowledge of the following industries to penetrate additional client opportunities: insurance; travel and leisure; diversified businesses, including manufacturing, retail, CPG, media and entertainment and telecom; healthcare; utilities; consulting and professional services; shipping and logistics; and banking and financial services. To complement our industry-focused approach, we continue to invest in talent, analytics and technology platforms with the goal of expanding our business and acquiring industry-specific expertise to improve our service offerings across industries.

Provide higher value-added services

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

In January 2012, we established our Capability Creation Group, which is responsible for facilitating the creation of new industry-leading solution offerings, transformation methodologies and frameworks, and process re-engineering offerings. These solution offerings include automation of manual processes, solving operational challenges and enhancing productivity and efficiencies for client organizations. We intend to continue to expand on capability creation to drive process excellence, technology development, and new solutions and capabilities to address client needs.

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

Expand our delivery capabilities

We currently operate from 54 delivery centers located in 11 countries around the world. In fiscal 2018, we expanded our delivery capacity by 2,382 seats or approximately 8.5% of our capacity at the end of fiscal 2017. We will expand our global delivery capability through additional delivery centers in onshore, nearshore and offshore locations as well through collaborations with other providers, based on client demand and market trends. This approach will allow us to offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

Our acquisition strategy is focused on adding new capabilities, including service offerings, technology-enabled automation tools and platforms, analytics capabilities, deeper industry expertise, and geographic delivery presence. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. One of our key objectives is to continue to pursue targeted acquisitions in the future and rely on our integration capabilities to expand the strategic positioning and growth of our business.

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, solutions, marketing and delivery processes:

•	Insurance;

•	Travel and leisure;

•	Diversified businesses including manufacturing, retail, CPG, media and entertainment and telecom;

•	Healthcare;

•	Utilities;

•	Consulting and professional services;

•	Shipping and logistics; and

•	Banking and financial services.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), in the areas of customer interaction services, finance and accounting (including procurement), research and analytics and technology services. In addition, our global transformation practice offers higher-value services such as transformation services, which are designed to help our clients modify their business processes to enhance productivity, manage changes in the business environment, and leverage business knowledge to increase market competitiveness. We help clients drive these initiatives with technology-enabled solutions, process re-design including quality initiatives such as Six Sigma or Lean, and business analytics.

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

Vertical Business Units:

Insurance

Our insurance services (actuarial and non-actuarial) are structured into lines of business offerings customized for property and casualty insurance and life and annuities. We cater to a diverse and sizeable number of clients globally and have significant experience across a broad range of insurance product lines.

The key insurance industry sectors that we serve include:

•	Life, annuity and property and casualty insurers;

•	Insurance brokers and loss assessors, property and casualty insurance providers, reinsurance brokers and motor insurance companies;

•	Self-insured auto fleet owners; and

•	Lloyds of London Market.

Our insurance business vertical includes our auto claims business, consisting of WNS Assistance Limited, AHA, WNS Assistance (Legal) Limited and WNS Legal Assistance LLP, which comprises our WNS Auto Claims BPM segment. We offer a technology-driven model that enables us to handle the entire automobile insurance claims cycle.

We offer Broker Connect, an advanced mobility solution that is designed to provide a comprehensive solution to meet the requirements of insurance brokers and financial advisors. It has features such as real-time status update / push notifications on new policy set-up as well as policy amendments. Our eAdjudicator tool automates the end-to-end adjudication process of various types of claims. It is driven by RPA and analytics, and improves the insurer’s claims settlement rate with enhanced efficiency and accuracy. We also offer “WNS IPAS,” an insurance policy administration system integrator that provides a unified view of operations spread across multiple geographies with real-time distribution of work to manage high-transaction volumes. Our Claim Lodgment IntelliBot, a text analytics and automation tool, enables automated e-mail claim lodgment from unstructured data, leveraging natural language processing and text mining combined with robotics.

As at March 31, 2018, we had 8,645 employees working in this business unit. In fiscal 2018 and 2017, this business unit accounted for 25.7% and 29.6% of our revenue 24.0% and 26.6% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Insurance – Service Offerings
Property & Casualty	Actuarial	Analytics	Life & Annuity

Sales & service, underwriting & support, policy administration, risk & compliance,

premium / billing management, claims management, actuarial and research & analytics, shared services (procurement & claims, supply chain, finance & accounting, HR & payroll, consulting services), customer service (voice and non-voice)

Actuarial services in life insurance: In-force model projections / reporting, financial modeling, product management and pricing, capital management, asset liability management;

Actuarial services in property & casualty insurance: Reserving & claims analysis, solvency II (a regulatory framework applicable to insurance companies) & capital modeling, pricing and underwriting support, catastrophe modeling

Claims analytics, subrogation analytics, fraud analytics, customer analytics, underwriting analytics, speech analytics, pricing analytics, digital analytics SocioSEERTM, BrandttitudeTM

Sales & service, underwriting & support, policy administration, risk & compliance,

premium / billing management, claims management, actuarial and research & analytics, shared services (finance & accounting, HR & payroll, consulting services), closed book, customer service (voice and non-voice)

Travel and Leisure

We deliver end-to-end services to clients across the travel and leisure industry value chain. We provide a wide range of scalable solutions that support air, car, hotel, marine and packaged travel and leisure services offered by our clients.

The key travel and leisure industry sectors that we serve include:

•	Airlines;

•	Travel agencies, including OTAs, tour operators and travel management companies;

•	Global distribution systems providers;

•	Rental car companies and motor clubs; and

•	Hotels and cruise lines.

As at March 31, 2018, we had 8,259 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2018 and 2017, this business unit accounted for 18.7% and 21.3% of our revenue and 19.2% and 22.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Travel and Leisure—Service Offerings
Front-office	Mid-office	Back-office
Reservations / sales, fares support, multi-channel customer care, baggage handling, loyalty program management	Pricing and revenue management, cargo support, fulfillment services, refunds processing, fraud management	Finance and accounting (including procurement), revenue accounting, human resource management, cabin crew management

Research and analytics: Loyalty analytics, customer interaction service analytics, commercial intelligence, flight operations, pricing and revenue management

Robotics process automation: Process automation of contact center, finance and accounting and industry-specific functions combined with artificial intelligence and machine learning

Business process consulting: Short-term, engagement-based consulting service with a focus on business process re-engineering

Technology platforms:

•	VERIFARE PlusSM: Fare audit solution

•	SmartProSM: Interline proration engine that helps airlines arrest revenue leakage through accurate proration of partner revenues

•	QbaySM: Automated queue distribution and workflow management solution, which empowers floor supervisors and process managers to improve operations, minimize costs and enhance customer service

•	RePAXSM: Automated flight disruption management solution, which is designed to help airlines minimize losses and improve passenger experience during flight disruptions

•	WNS’ Commercial Planning Suite: Comprehensive suite of analytic dashboards and decision support tools to assist the various commercial functions of an airline to maximize the revenues, quickly assess key gaps in revenue production and identify root causes

•	Protect 360: Integrated solution for end-to-end airline revenue integrity

We also collaborate with technology solution providers across the world with a view to enhancing customer experience with innovative service offerings in chatbots and omni-channel customer relationship management.

Diversified Businesses (including Manufacturing, Retail, Consumer Products, Media and Entertainment and Telecom)

We deliver comprehensive BPM services for diversified businesses, including manufacturing, retail, consumer products, media and entertainment, and telecom.

As at March 31, 2018, we had 5,013 employees in this business unit. In fiscal 2018 and 2017, this business unit accounted for 18.1% and 17.5% of our revenue and 18.5% and 18.2% of our revenue less repair payments (non-GAAP), respectively.

Manufacturing: Our manufacturing team has rich experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors that we serve include:

•	Electronics manufacturers;

•	Metal and mining companies;

•	Optical equipment and imaging product manufacturers;

•	Building and construction product manufacturers;

•	Aeronautical product manufacturers;

•	Precision engineering companies; and

•	Food processing companies.

The following table illustrates the key areas of services provided to clients in this business unit:

Manufacturing—Service Offerings
Supply Chain Planning and Forecasting	Sourcing and Procurement	Fulfillment & Logistics	Warranty and Returns Management	Shared Services	Sales, Marketing and Customer Services
Sales and operations planning, demand forecasting, supply planning, inventory management, inventory analytics	Strategic sourcing, category management, contract management, spending analytics, transactional procurement	Order entry & processing, order tracking, billing / invoicing, transport management, logistics optimization	Warranty customer operations, warranty claims management, parts / repair management, warranty financial management, returns management, customer helpdesk	Finance and accounting services, statutory and compliance support, customer care services, human resource services, IT customer care services, IT web application support	Global market opportunities, brand building, go to market strategy, customer services, order management, acquisition analysis, retention analysis

Retail and Consumer Products: Our retail and CPG solutions are designed to help our clients derive consumer behavioral insights, optimize marketing expenditures, plan their growth strategy, reduce operational costs and streamline processes through efficiency, quality and productivity improvements, and improve customer service.

The key retail and CPG companies that we serve include:

•	Beverage companies;

•	Fast food chains and restaurants;

•	Processed food suppliers;

•	Cosmetics and healthcare companies;

•	Specialty retailers; and

•	E-commerce retailers.

To support our services, we use our research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various outside sources and use the information to make informed decisions.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Retail and Consumer Packaged Goods—Service Offerings
Strategy Solutions	Customer Service Solutions	Supply Chain Solutions	Revenue Management Solutions	Global Back-office Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, power brand strategy, marketing spending optimization	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Retailer-supplier collaboration for demand-driven supply chain and retail execution management, supply intelligence, supplier performance and risk monitoring, contract management, supply chain orchestration – global trade shared services, trading partner helpdesks, logistics	Planning and execution of transaction and interaction-based campaign strategies, loyalty management, credit control and collections	Simplified, shared global self-service organization model with local business partners for finance and accounting (including indirect procurement) or human resources; end-to-end low cost shared services for transaction processes and virtual centers of excellence (“CoEs”) for specialized services (e.g., tax and internal audit)

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

The following table illustrates the key areas of services that we provide to clients in this business unit:

Media and Entertainment—Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions	Customer Service Solutions	Global Back-office Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization	Digital operations solutions to help companies successfully expand into the digital business; royalty management solutions to help clients manage rights and royalties in both new media and traditional media; piracy protection services to help companies prevent media piracy issues	Seamless integration of traditional and digital product sales, marketing and distribution to enable clients to roll out timely innovative pricing / packaging strategies	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Simplified, shared global self-service organization model with local business partners for finance and accounting, human resources or indirect procurement; end-to-end low cost shared services for transaction processes and virtual CoEs for specialized services (e.g., tax and internal audit)

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

The following table illustrates the key areas of services that we provide to clients in this business unit:

Telecommunications—Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and Customer Relationship Management (“CRM”)	Global Back-office Solutions
Contract administration, sales order processing, service administration and data control	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, order tracking, proactive order management, billing, data management (e.g. forms and administration)	Inbound customer interaction services, logging and monitoring service requests, CRM analytics, collection analytics, web correspondence, IT customer care (global service desk)	Simplified, shared global self-service organization model with local business partners for finance and accounting; end-to-end low cost shared services for transaction processes and virtual CoEs for specialized services (e.g., accounts payable, order management, collections)

Utilities

We are a leading utilities BPM service provider, with domain expertise across the utilities value chain - generation, transmission and distribution. Our service portfolio supports utility companies catering to the residential, industrial, and small and medium enterprise (“SME”) segments.

The key energy and utilities industry sectors we serve include:

•	Oil and gas;

•	Electricity;

•	Water; and

•	Renewable energy.

As at March 31, 2018, we had 3,338 employees working in this business unit. In fiscal 2018 and 2017, this business unit accounted for 8.7% and 9.3% of our revenue, and 8.9% and 9.7% of our revenue less repair payments (non-GAAP), respectively.

We are a strategic outsourcing provider for clients from the US, the UK and Asia-Pacific regions. We support business-to-consumer and business-to-business processes for our clients through our offerings spanning meter-to-cash services (including customer acquisition and management, billing and metering, payment processing, credit and collections). Our long-standing relationships with leading companies globally have helped us develop geography- and industry-specific domain expertise and capabilities in the above-mentioned service segments. Our service delivery is enabled by analytics, digital platforms, tools and solutions, and automation through artificial intelligence (“AI”) and cognitive intelligence solutions.

Our capabilities to support clients across processes in oil and gas, electricity and water suppliers include end customer support, back-office processes, asset management, FAO services (including procurement services), debt management and other enabling services, such as meter reading, bill printing and digital support services (including smart metering). We offer platform integration, application integration, data integration, process integration, component integration and system integration capabilities to enhance process management through technology-enabled platforms. We also work with clients to provide a single view of the customer, using social media analytics and big data analytics across multiple channels. Our analytics offerings include data mining of structured and unstructured data, speech and text analysis, and debt management analytics with a view to increasing customer satisfaction and improving collection rates.

The table below illustrates the key services that we provide to our utility clients:

Utilities
Meter-to-Cash Revenue Cycle Operations	Customer Management	Supply Chain Management & Procurement	IT Solutions	Research and Analytics
Customer billing, dispute resolution, exception handling, prepaid account management, billing of unmetered services, credit and collections, payment services, tariff plans, renewals, home move processing	Customer acquisitions, customer retention, customer enhancement, cross- selling / up-selling, customer care – queries, correspondence, asset management	eSourcing, vendor rationalization, supplier management, procurement optimization, sourcing, support, procure-to-pay (“P2P”) transaction, supply chain analytics	Document control and digitization, master data management, enterprise resource planning (“ERP”) implementation and support, meter-to-cash – business-process-as-a-service, robotics – automation, workflow, support for SAP implementations, BPaaS platform solutions for meter-to-cash	Data mining, decision support services, collections optimizations, customer analytics – segmentation, lifetime value analysis, net promoter score (“NPS”) analysis, predictive analytics, text analytics

Shared Services
Finance & Accounting	Human Resource Management
Order-to-cash, financial analysis, procure-to-pay, accounts receivable / payable, joint venture accounting, royalty accounting, contract accounting services specific to utilities and oil and gas industries	Administration support and payroll services

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

As at March 31, 2018, we had 1,533employees in the business unit. In fiscal 2018 and 2017, this business unit accounted for 5.2% and 6.9% of our revenue and 5.4% and 7.2% revenue less repair payments (non-GAAP), respectively.

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

Healthcare

We deliver end-to-end BPM services across the healthcare industry value chain. We offer services that are designed to enable our clients to reduce administrative costs through process transformation, automation and robotics. Our services also seek to help clients enhance their quality of care by driving improved compliance with clinical pathways and derive deeper insights for better decision-making through advanced analytics.

The healthcare industry segments that we serve include:

•	Durable medical equipment manufacturers;

•	Health insurance companies;

•	Healthcare provider practices and hospitals;

•	Pharmaceutical and biotech companies; and

•	Third-party administrators.

Our recent acquisitions of Value Edge and HealthHelp have considerably strengthened our end-to-end healthcare capabilities and services in the BPM industry. Value Edge strongly positions us in the pharmaceutical and biopharmaceutical industry with research and analytics expertise to support drug development and commercial services, leveraging Integrate Edge (a cloud-based, fully customizable competitive intelligence platform), BrandttitudeTM (a proprietary cloud-based business intelligence self-serve analytics platform), Therapy Area Analyzer (a proprietary therapy area knowledge repository, covering 12 disease areas and 120 indications and providing information on disease etiology, epidemiology and product analysis for 15 countries) and other technology or domain internet protocols (“IPs”), which we have built with a view to delivering additional value to our clients. HealthHelp positions us as a strategic provider helping the healthcare industry deliver benefits management across several key specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics and pain management. HealthHelp’s analytics-based and medical-content-rules-driven platforms ConsultTM and ProtosTM, which provide an alternative to traditional care management outsourcing, seek to deliver the right care to patients and reduce cost of care for our clients in the process. Our Analytics Knowledge Center comprising more than 800 analytics experts leverages its deep Pharma domain knowledge, strong analytics capabilities and proprietary frameworks to deliver actionable business insights to leading pharma companies.

As at March 31, 2018, we had 3,183 employees in this business unit. In fiscal 2018 and 2017, this business unit accounted for 14.7% and 6.8% of our revenue and 15.1% and 7.1% of our revenue less repair payments (non-GAAP), respectively.

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

Banking and Financial Services

We perform front and back office and other services for more than 20 banking and financial services clients, including large commercial and retail banks, wholesale and retail lenders, wealth advisors, asset managers, hedge funds, financial technology (or commonly referred to as fintech) organizations and mortgage servicing companies.

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

As at March 31, 2018, we had 1,771 employees working in this business unit. In fiscal 2018 and 2017, this business unit accounted for 4.4% and 4.4% of our revenue and 4.5% and 4.6% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Banking and Financial Services—Service Offerings
Retail Banking	Commercial Banking	Capital Markets	Mortgage Banking

Acquisition: Lead generation and deployment, customer behavioral analysis, campaign management, product development / management and support;

On boarding: Application scanning and indexing, account opening, product application processing, detailed documentation review and verification, underwriting / spend limit assignment, welcome calls;

Maintenance and servicing: Account maintenance, account and general enquiries, customer data maintenance, statement generation, payment processing, funds allocation and return payment processing, complaint handling, funds transfers, remittance, refunds and settlements, billing queries and statement processing;

Collections: Collections and recovery, ship tracking, pre-delinquency management, payment plans; and

Bank Secrecy Act / Anti-Money Laundering: Alert elimination, enhanced due diligence, fraud & cyber-crime, politically exposed personnel and negative news.

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

Commercial lending: Account opening, “know your customer,” loan onboarding, documentation, covenant monitoring, billing, statutory accounting; and

Treasury services: Cash management, foreign exchange settlements, bill discounting, rates updates, mark to market, margin allocation.

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

Back office – Asset servicing: Clearing and settlement, custody / record keeping, stock transfer, collateral management, transfer agency, claims management; and

Back office – Treasury: Cash management, cash forecasting, payment processing, invoicing / billing processing.

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

Default servicing: Pre-loss mitigation, foreclosure support, borrower research, operations intake, claims processing, investor reporting, closing and monitoring functions, trial period monitoring (forbearance support), loan modification document preparation; and

Secondary markets services: Post close audit, due diligence of acquired packets, documentary fulfillment.

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

Data Mining and Data Management Analysis of structured and unstructured data across the banking and finance sector, organization of data for retrieval and analysis

Financial Crime and Compliance Anti-money laundering and know-your-customer (or commonly referred to as “KYC”) verification, suspicious transaction monitoring and remediation, and others.

Reporting, Dash-boarding and Visualization Generation and presentation of data-driven insights, communication tools for analysts

Model Development and Recalibration Actionable models for optimization of operations and strategic planning, insights for changing market conditions

Shipping and Logistics

We deliver a range of industry-specific business processes across the shipping and logistics industry, in addition to providing services in the areas of finance and accounting (including procurement), customer interaction services, business technology and human resources administration. We also offer decision support services in the form of research and analytics. To support our shipping and logistics team, we leverage various enabling tools, technologies and our proprietary digitization platform to deliver high-quality service to our customers.

The key shipping and logistics industry sectors that we serve include:

•	Global express and courier companies;

•	Ocean sector – non-vessel operating common carrier, ocean liners, ports and terminals and shipping agencies;

•	Trucking sector – Less than truckload, full truckload, truck rental and leasing, compliance, safety and accountability companies;

•	Third and fourth-party logistics; and

•	Freight forwarders.

As at March 31, 2018, we had 2,489 employees working in this business unit. In fiscal 2018 and 2017, this business unit accounted for 4.5% and 4.3% of our revenue, and 4.6% and 4.4% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to clients in this business unit:

Shipping and Logistics
Sales & Marketing	Customer Service	Document Processing	Operations Support	Finance & Accounting	Research and Analytics	Technology Services
Tariff filing and maintenance, rate quotes, service contract / rate agreement creation and maintenance	Customer file and debtor file administration, customer helpdesk, booking desk-phone, booking desk-e-mail, electronic data interchange / Web, rating	Exports, bill of lading, processing and data entry, advance manifest processing, freight audit, billing and invoicing, vessel closures, imports, import data quality process / checks, arrival notifications, import general manifest filings with customers, delivery order issuance, customers document processing, verified gross mass (“VGM”) updating	Vessel schedules – long term support , vessel schedules – coastal, routing module maintenance, traffic control coordination, booking with carrier, hazardous cargo approvals, vendor management – vendor file administration, purchase order / job order creation, gate moves, ship husbanding, stowage planning, bayplan submission and distribution, inbound and outbound trans-shipment, maintenance and repairs, global stock reconciliation, container leasing validation, vessel performance reports, inventory management, chart corrections management, safety and environmental KPI monitoring onshore	Accounts payable, accounts receivables, disbursement accounting, credit and collections, agency reconciliations, general ledger / bank reconciliation, cash reporting and audit / vendor reconciliation, financial management reporting, vendor helpdesk, monthly closing / quarterly / yearly closing, treasury support, agency audits, claims management	Metrics realization & analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, corporate management, revenue analytics, reverse logistics analytics	Intranet support, claims management, data hubbing, e-commerce registration, e-learning module content management, e-learning module content creation

Horizontal Units

Customer Interaction Services

We have a strong track record of supporting customer interaction services while focusing on business outcomes. We offer tailor-made solutions and seek to create value in core businesses by leveraging our industry-specific expertise, sophisticated technology, analytics-led transformation suite, and omni-channel digital stack supported by a strong talent pool. Customer interaction services are offered across our vertical business units.

As at March 31, 2018, we had 11,634 employees in this horizontal unit. In fiscal 2018 and 2017, this horizontal unit accounted for 25.5% and 27.9% of our revenue, and 26.1% and 29.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key customer interaction services that we provide:

Customer Interaction Services—Service Offerings
Services	Channels	Languages

Customer acquisition (sales – up-sell or cross-sell, campaign management)

Customer retention (complaint management, loyalty program management, customer / guest relations)

Customer service (account management, transaction processing, billing and payments)

Collections (early stage, late stage, skip tracing)

Technical helpdesk (support for query levels “L0” and “L1” - website assistance)

Digital customer experience management (multi-channel, cognitive, robotic process automation)

As-a-Service models (quality, training, workforce management)

Analytics (customer segmentation, loyalty management, sentiment analytics, sales analytics)

	Bots (voice, chat, e-mail), biometrics, visual interactive voice response (“IVR”), social media (traditional sites such as Facebook, Twitter, forums, blogs, and review sites), digital engagement (mobile, web), voice (inbound / outbound), e-mail, chat, social media, short message service (“SMS”)	English, French, Italian, Russian, Spanish, Portuguese, German, Hungarian, Greek, Turkish, Finnish, Dutch, Polish, Swedish, Mandarin, Cantonese, Japanese, Korean, Arabic, Filipino (Tagalog), IsiZulu, IsiXhosa, Afrikaans, and more than 20 regional languages

Finance and Accounting

Our finance and accounting service offerings include a full suite of finance and accounting processes, business process re-engineering, and transformation, including automation of finance operations. Finance and accounting services are offered across all our vertical business units.We have experience in delivering large-scale and complex finance and accounting transformation programs, which include:

•	Industry-specific accounting processes such as royalty accounting, fiduciary accounting, revenue recovery management and airline passenger revenue accounting;

•	Source-to-pay procurement, including strategic sourcing capabilities such as category management, contract management, vendor management and spend analytics;

•	Services across order-to-cash, including order management, supply chain fulfillment support, supply chain management, deductions management, cash application;

•	End-to-end processes ranging from simple, transaction-based processes (such as journals and reconciliations) to high-end, judgment-based processes, such as analytics and treasury;

•	Global risk and compliance services such as forensics, background screening and digital credit screening;

•	Automation suite for accounting activities, including WNS IP best practices, robotics process automation, embedded analytics and reporting under the “CFO TRAC” offerings;

•	Business process re-engineering and transformation tools offering such as our “Process Maturity Model,” which allows for objective assessment of processes, technology and people using performance benchmarks that are customized for the industry and size of the company or “ADAPT,” which is our proprietary business process re-engineering methodology;

•	Rapid, large-scale transitions;

•	Implementation of shared service centers and rationalization of financial systems to optimize and consolidate our clients’ information technology platforms; and

•	Multi-location, multi-system global finance and accounting consolidation.

As at March 31, 2018, we had 5,184 employees in this horizontal unit. In fiscal 2018 and 2017, this horizontal unit accounted for 21.4% and 20.6% of our revenue, and 21.9% and 21.5% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key finance and accounting services we provide:

Finance and Accounting—Service Offerings
Source-to-Pay	Order-to-Cash	Record-to-Report	Decision Support	Corporate Functions
Sourcing services including strategic sourcing & category management, procurement and administration, invoice / expense processing and payment, accounts payables, accounting and treasury support	Accounts receivables, billing and cash application, order management, credit control, collections and deductions management	General accounting, fixed assets, reconciliations, month-end reporting and consolidation, tax filing and reporting, cost accounting, inter-company accounting, statutory reporting	Budgeting, forecasting, variance analysis, management reporting	Treasury, cash management, financial planning and analysis, tax and compliance, decision support, management accounting

Supply Chain Finance	Industry-specific Accounting	Technology Solutions	Governance, Risk, Compliance and Audit Services
Product costing, inventory accounting, manufacturing accounting, supply chain analytics, supply chain fulfillment support	Passenger revenue accounting, revenue audit and recovery, claims management, loan account maintenance, royalty accounting, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing, disbursement accounting	Enterprise resource planning (“ERP”): Implementation, hosting, optimization Bolt-on tools: Reconciliations, reporting, workbench, query management, web portal Enablers: Mailroom solution, workflow	Governance consulting, risk analytics services, compliance services and audit services

Proprietary Platform:

•	Proprietary platform-based service offerings include: “CFO TRAC – Finance and Accounting Automation Suite” brand umbrella, and “Xponential — The ERP Card Solution TM ,” a part of our BizAps Procure-to-Pay (P2P) solutions brand umbrella

Our acquisition of Denali has further strengthened our services across source-to-pay, including strategic sourcing, category management, spend analytics, contract management, catalog (demand management), global procurement, end-to-end accounts payable, industry-specific accounts payable, treasury and accounting support activities.

Research and Analytics

With more than 2,500 employees, our research and analytics practice helps more than 100 global clients make critical business decisions with data-driven insights. We combine our consultative approach with deep domain knowledge and advanced analytics to provide decision support to our clients. Our practice endeavors to support clients along the entire spectrum of “Infra to Insights” (being analytics services from data infrastructure set-up to insights generation, ranging from data aggregation and data processing to visualization of insights and data) with customized big data, machine learning, artificial intelligence, social media analytics and advanced analytics solutions for digital transformation, better customer understanding, improved marketing efficiencies, risk reduction, and insights generation to optimize operations.

Our industry analytics portfolio spans various verticals, including retail and CPG, healthcare, hospitality, travel, banking and insurance, utilities and other emerging industries.

Our integrated business analytics services provide focused solutions to clients and seek to create long-term business value. We employ our proprietary frameworks, products and techniques based on the business context to generate actionable insights, focus on operational goals of quality and efficiency, and aid transformational initiatives. Our “Analytics Innovation Center”, a specialized research and development-focused unit comprising data scientists and leading analytics experts, develops cutting-edge solutions, products and capabilities with the view to enhance our clients’ returns on their analytics investments.

Continued investments in AI/ML have helped create innovative solutions and products. In an increasingly blending digital and analytics ecosystem, new capabilities and products in areas such as personalization is helping to improve digital customer experience for our clients.

As at March 31, 2018, we had 2,543 employees in this horizontal unit. In fiscal 2018 and 2017, this horizontal unit accounted for 11.8% and 13.3% of our revenue, and 12.1% and 13.8% of our revenue less repair payments (non-GAAP), respectively.

The following illustrates the key research and analytics products and services:

“SocioSEERTM” is our proprietary big-data-enabled social media analytics platform that lets organizations create brand advantage by harnessing the power of social media. SocioSEER TM combines machine learning and deep domain expertise to seek to help brands proactively manage and outperform their stated goals around brand health, customer centricity and topline growth. Innovative solutions, focused on determining the true value of music artists for the purpose of negotiating contracts and identifying celebrity–brand matches for advertising, are powered by this platform.

“BrandttitudeTM” is our proprietary cloud-based analytical market intelligence product designed to track brand performance and perceptions over multiple dimensions across varied data sources to help clients make informed decisions. The product is built using open source technologies on a scalable data harmonization platform. Leading consumer brands are already using this product in a licensing model to identify insights from harmonized data, such as correlation between weather patterns and brand sales.

Unison is our proprietary multi-channel customer interaction analytics platform that provides 360-degree customer insights (including insights generated from multiple channels such as social media, e-mail, website, mobile apps, CRM and other offline channels) based on sentiment analysis. It is flexible and scalable to add additional channels of customer interaction and provides actionability and insights through key customer service metrics that are contextualized to specific industries using our proprietary categorization engine.

InTouch is another proprietary intelligent social media, customer service and analytics platform designed to enable quick, automated and customized audience engagement across multiple social media channels, blogs and forums to help drive long-term brand and customer-centricity for clients. The artificial-intelligence-powered platform prioritizes customer interactions according to severity of issues and manages interactions across multiple languages, making it a one-stop-shop solution for intelligently managing customer queries.

Research and Analytics—Service Offerings
Analytics Consulting	Sales and Marketing Analytics	Digital Analytics
Analytics maturity consulting, data maturity consulting, model validation, partnership evaluation, model conversations, visualization needs assessment, digital transformation, big data consulting	Customer analytics, campaign management and loyalty analytics, sales analytics, market / media mix modeling, market research analytics, pricing analytics, personalization, social media analytics	Social media analytics, web analytics, text mining

Big Data Analytics	Research	Financial and Risk Analytics
Big data advisory, data engineering, data governance, data stitching and analysis, reports and dashboards, visualization tools, data cleansing and aggregation

Business research: Strategic marketing intelligence, competitive research

Financial research: Credit research, equity research, M&A research, fixed income research

Market research: Survey programming and web surveys

Actuarial analytics, collections analytics, budgeting and forecasting, balance sheet analytics, working capital analytics, financial model validation, compliance analytics

Domain-based Analytics
Insurance Analytics	Travel & Leisure Analytics	Banking & Financial Analytics
Claims analytics, subrogation analytics, fraud analytics, customer analytics	Loyalty analytics, customer interaction service analytics, commercial intelligence, flight operations, pricing and revenue management

Data mining and data management: Analysis of structured and unstructured data across the banking and finance sector

Reporting, dash-boarding and visualization

Financial model development and recalibration

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

Technology Services

WNS TRACTM, our consolidated suite of next-generation BPM enablement technology solutions, is differentiated by our deep domain expertise in strategic verticals and process know-how in key horizontal domains to equip us with an ability to understand and identify suitable technology for our clients’ businesses outcomes. The WNS TRAC TM solutions are available in the form of (a) all-inclusive and comprehensive enterprise platforms that are a combination of own IP with key partner products and (b) as plug and play solutions that seamlessly integrate with client’s existing technology environment without the need for a complete overhaul. Also, the solutions are pre-configured with best practices and industrialized accelerators to drive implementation around social, mobility, analytics, cloud, robotics and digital automation– with a host of deployment options and commercial models to choose from. We are also working on several industry use cases for next-generation technologies such as cognitive automation, artificial intelligence, blockchain and IoT, to address the emerging client demands.

From consulting to application management and operations, WNS TRACTM drives seamless technology deployment across the business process lifecycle with the view to achieve sustained growth and profitability.

As at March 31, 2018, we had 293 employees in this horizontal unit. In fiscal 2018 and 2017, this horizontal unit accounted for 2.1% and 2.0% of our revenue, and 2.1% and 2.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates our industry-specific and cross-industry solutions available as part of WNS TRACTM:

WNS TRACTM
Industry-specific solutions
Travel	Insurance	Healthcare	S&L	Utilities	CPG & Retail
• Verifare • SmartPro • Qbay • RePax • Commercial planning suite	• Policy administration • Broker connect • eAdjudicator • Actuarial proprietary platform	• Order-to-cash (“O2C”) for medical device manufacturing • WNS HealthHelp collaborative care management • WNS ValueEdge - analytics • Fraud detection for payers	• Shipping document lifecycle management • Less than Truckload billing transformation	• Front-office digital transformation • SMART automation and analytics	• Deductions and warranty management

WNS TRACTM
Cross-industry solutions
Solutions for Chief Financial Officers	Solutions for Chief Procurement Officers	Robotics Process Automation	Customer Interaction Services
• WNS P2P solution • WNS O2C solution • WNS record-to-report solution • WNS reporting and analytics	• WNS-Denali procurement solutions • WNS Procurement Card solution • WNS supplier portal • WNS spend analytics	• Robotics process automation consulting & RPA-as-a-service • Robotic process automation implementation & support	• WNS interaction analytics • WNS omni-channel solution • WNS chatbot

WNS TRACTM
Next-Generation Technology Solutions
• WNS cognitive automation and artificial intelligence solutions • WNS natural language processing and machine learning solutions • WNS blockchain solutions • WNS IoT solutions

Sales and Marketing

The sales cycle for business process management services are time-consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers, performing analysis (including diagnostic studies, proofs-of-concept, and pilot implementations) to demonstrate our delivery capabilities. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and staffed them with hunting or new sales professionals (hunters), as well as farming or client relationship professionals (farmers). Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing client’s business needs and to offer appropriate domain-specific solutions.

Our sales and sales support professionals are based in Australia, UAE, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our global sales support team, which provides critical analytical support throughout the sales cycle. Other key functions provided by our sales support team include generating leads for potential business opportunities and research support. As at March 31, 2018, our front-line sales teams consisted of 101 members including hunters and farmers. Our teams of farmers are responsible for identifying and initiating discussions with and selling services in new areas to existing clients. We assign dedicated client partners and / or account managers to our key clients. These managers work with their clients to co-create cutting-edge solutions that help our clients embrace changing business models while providing unified customer experience. In addition, they are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the client’s business objectives gained through this close interaction, our farmers actively identify and target additional processes that can be managed by us to provide better efficiency, effectiveness and control. Through this methodology, we have developed a strong track record of increasing our sales year-on-year as well as grow our business from existing clients.

Clients

As at March 31, 2018, we had a diverse client base of 386 clients across a variety of industries and service types, including companies that we believe are among the leading players in their respective industries.

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

	Year ended March 31,
	2018	2017
Below $1.0 million	262	248
$1.0 million to $5.0 million	93	76
$5.0 million to $10.0 million	17	14
More than $10.0 million	14	11

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

Intellectual Property

We use a combination of our clients’ software systems, third party software platforms and systems and our own proprietary software platforms and systems to provide our BPM and technology services. Our proprietary solutions and licensed software allows us to market our services as integrated solutions under WNS TRAC TM that combine technology solutions together with our core BPM service offerings. Our principal proprietary software solutions include: –

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

Technology

We have a dedicated team of technology experts who support clients at every stage of their engagement with us. The team designs, implements and supports technology solutions to enable delivery of business processes for our customers.

Wide-area-network — We have designed and built a highly redundant and resilient global multi-protocol label switching (“MPLS”) network, connecting all of our delivery centers and client datacenters. We run data, voice and video services on this global MPLS network to serve our customers.

Customer interaction services technology infrastructure — We have deployed omni-channel capable contact center platforms comprising voice, web chat, email, social media, and interactive voice response across all our delivery centers, delivering customer experience through customer interaction services. These customized platforms orchestrate omni-channel customer journeys across digital channels including self-service and payment card industry data security standard compliance.

Data centers — We have built highly secure, redundant, state of art data centers for hosting our omni-channel contact center platform, automation tools as a service for some of our clients and our corporate infrastructure and application services.

Cloud Computing – We have adopted cloud computing services like office productivity tools, virtual servers, virtual storage, web and email security, for some of our clients and our corporate usage.Technology service management methodology — Our technology service delivery management is based on an information technology infrastructure library framework. We manage over 200 clients for technology implementation, service delivery and support for end user computing, wide area network, local area network telecommunications, customer interaction management platform, IT security, datacenter systems and cloud computing technology platforms.

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 950 employees in our quality assurance team which help us meet ISO 9001 standards for quality management systems and ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality across processes. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2018, more than 717 different projects were completed using Lean Six Sigma methodologies and over 628 additional projects are in progress. We have also trained over 13,800 employees in ISO 9001 and Lean & Six Sigma principles in fiscal 2018.

We have been honored with the following awards for our achievements in quality assurance in fiscal 2018:

•	Golden Peacock National Quality Award 2017

•	World Quality Congress Award 2017 for Best Use of Six Sigma Project in the Travel sector

•	GSA UK Award for delivering business value in outsourcing

•	NASSCOM BPM award for BPM Partnership

•	Global Awards for Excellence in Quality for Best Six Sigma in Travel

•	World Quality Congress Award for Best Six Sigma Project

•	Golden Star Award For Best Six Sigma use in Outsourcing

•	Stevie Bronze Award for Best Six Sigma Project

•	World Innovation Congress – 50 Most Innovative Leaders

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews reports from the Chief Risk Officer as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk.

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2013 to manage organizational information security risks. These measures seek to ensure that sensitive information pertaining to our company or our clients remains secure. Currently, information security systems at 41 delivery centers are ISO 27001:2013 certified, and we expect to seek similar certifications for our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (“PCI DSS”) which is a security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, we also undergo Statement on Standards for Attestation Engagements No. 16 / International Standard on Assurance Engagements (“ISAE”) No. 3402, “Reporting on Controls at a Service Organization (“SOC”) 1 Type 2” audits with respect to our general control environment supporting operational delivery and with respect to security, availability and confidentiality in accordance with ISAE on an annual basis.

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

Human Capital

As at March 31, 2018, we had 36,540 employees, of which 18 are based in Australia, 386 are based in China, 99 are based in Costa Rica, one is based in Denmark, 12 are based in France, 10 are based in Germany, 23,242 are based in India, 6,213 are based in the Philippines, 234 are based in Poland, 396 are based in Romania, one is based in Singapore, 4,075 are based in South Africa, 648 are based in Sri Lanka, two are based in Switzerland, eight are based in Turkey, one is based in the United Arab Emirates, 264 are based in the UK and 930 are based in the US. Most of our associates hold university degrees. As at March 31, 2018 and 2017, we had 36,540 and 34,547 employees, respectively. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,653 employees per month. We have also initiated a hiring program, whereby we employ apprentices under the India government scheme, National Employability Enhancement Mission (“NEEM”), pursuant to which they undergo a three to 36 months apprenticeship to enhance their employability. There is no guarantee of employment with us following the completion of the apprenticeship.

During fiscal 2018, 2017 and 2016, the attrition rate for our employees who had completed six months of employment with us was 29%, 34% and 34% respectively.

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

We have established the WNS Learning Academy, where we offer specialized skills development, such as leadership and management development, skills and behavioral programs for employees across all levels. The WNS Learning Academy is focused on developing high-impact leadership and potential across all band levels and geographies. The WNS Learning Academy is staffed with over 35 full-time trainers content designers and e-learning developers. We customize our training programs according to the nature of the client’s business, the country in which the client operates and the services the client requires. Further, the WNS Learning Academy has an in-house e-learning unit which creates computer or web-based learning modules to support ongoing learning and development.

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

The WNS Learning Academy derives its goals through a focused goal-setting exercise that takes inputs from business vertical strategy, HR talent acquisition and development strategy, performance management records, and market insights, all of which ties into the WNS mission of outperforming our targets and expectations.

The training function at WNS is responsible for developing a variety of skills organization-wide and within focus groups, such as behavior, domain, technical, leadership, functional as well as process. Development of these skills is provided through an integrated learning organization, which comprises seven building blocks.

The WNS Learning Academy is focused on developing high-impact leadership skills and potential across all band levels and geographies.

Our WNS Learning Academy has more than 100 active programs for various bands and behavioral skill areas. These programs are conducted across locations based on defined competency-led roadmaps. In fiscal 2018, we launched the following two flagship programs:

(a) Aspire – This is our leadership development program designed to build and foster our next-generation leaders. This program aims at creating functional leaders within the organization. It considers not only the individual participants’ personal career aspirations but also aligns it with their inherent competencies through assessment science and analytics.

(b) Centurion – This is a talent development program designed for future women leaders. It is an initiative to proactively identify and nurture women employees within frontline managers to build next role capabilities and create an enabling environment for career opportunities.

In partnership with NIIT University, we have also designed a Master of Business Administration (“MBA”) program in Business Analytics that is relevant to the industry and helps create a pipeline of ready analytics professionals.

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

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Australia, China, Costa Rica, France, Germany, India, Ireland, Mauritius, the Netherlands, New Zealand, the Philippines, Poland, Romania, Singapore, South Africa, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.” We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2018, 2017 and 2016, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $9.4 million, $5.2 million and $5.0 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2018, 2017 and 2016, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the STPI scheme, as more fully described below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 34.95%, and was 34.61% in fiscal 2018, 2017 and 2016.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. During fiscal 2012, we also started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, which were, prior to fiscal 2017, eligible for a complete tax holiday but commencing fiscal 2017 to fiscal 2026 are eligible for only a 50.0% income tax exemption. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which are registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029. During fiscal 2018, we commenced operations at our new delivery centers in Gurgaon and Pune, India which are registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2022, and a 50.0% income tax exemption from fiscal 2023 to fiscal 2032.

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

Since fiscal 2008, we have become subject to minimum alternate tax (“MAT”) and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 21.55% and was 21.34% in fiscal 2018, 2017 and 2016. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to offset such MAT credits from tax payable in the succeeding 15 years, subject to the satisfaction of certain conditions. During fiscal 2018, 2017 and 2016, we have offset Nil, Nil and $9.2 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has issued guidelines on the GAAR, which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect the GAAR to have a material adverse impact on our operations. The Government of India has passed the Goods and Service Tax Act (“GST Act”), which is effective from July 1, 2017. The majority of the various existing indirect tax levies have since been subsumed by the goods and services tax payable under the GST Act. Based on the current GST law and the rules, we do not expect a significant impact on our operations. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.”

Philippines

During fiscal 2013, we started operations in a delivery center in the Philippines located in Techno Plaza II, Manila which was eligible for a tax exemption that expired in fiscal 2017. We have filed an application for extension of this tax exemption for an additional year. Accordingly, we expect to continue to avail ourselves of this tax exemption in fiscal 2018. During fiscal 2016, we started operations in a delivery center in Iloilo, Philippines which is also eligible for a tax exemption that will expire in fiscal 2020. During fiscal 2017, we started operations in additional delivery centers in Iloilo and Alabang, Philippines which are also eligible for tax exemption that will expire in fiscal 2021. During fiscal 2018, we started an additional delivery center in Alabang, Philippines which is eligible for a 100% tax exemption until fiscal 2022. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines Inc. will be taxed at the prevailing special tax rate, which is currently 5.0% on gross margin.

Sri Lanka

Our operations in Sri Lanka are eligible to claim income tax exemption under the Sri Lanka Inland Revenue Act for profits earned from export revenue until fiscal 2018 and would be taxed at 14% on net basis with effect from April 1, 2018.

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

Notes:

(1)	All the shares except one share of WNS Business Consulting Services Private Limited are held by WNS North America Inc. The remaining one share is held by a nominee shareholder on behalf of WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two shareholders.
(2)	WNS (Holdings) Limited has made a 99.99% capital contribution in WNS Global Services Netherlands Cooperatief U.A. (the “Co-op”). The remaining 0.01% capital contribution in the Co-op was made by WNS North America Inc. to satisfy the regulatory requirement to have a minimum of two members.
(3)	Value Edge Research Services Private Limited, which was a subsidiary of WNS Global Services Private Limited, was merged with and into WNS Global Services Private Limited pursuant to a National Company Law Tribunal order dated July 27, 2017. The effective date of the merger was January 1, 2017.
(4)	WNS Cares Foundation is a “not for profit organization” registered under the former Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), formed for the purpose of promoting corporate social responsibilities. As a result, it is not considered for the purpose of preparing our consolidated financial statements.
(5)	WNS New Zealand Limited was incorporated on June 13, 2017.

D. Property, Plants and Equipment

As at March 31, 2018, we have an installed capacity of 30,390 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates.

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until(1)
India:
Mumbai	364,835	2,979
Godrej Plant 10			February 15, 2021	February 15, 2023
Godrej Plant 11			February 15, 2021	February 15, 2023
Godrej Plant 5			February 15, 2021	February 15, 2023
Raheja (SEZ), Airoli			May 31, 2019	N/A
Rupa Solitaire-Unit 316			June 1, 2018	N/A
Gurgaon	238,637	3,113
World Tech park Block-B2 9th Floor			May 14, 2022	May 15, 2027
World Tech park Block-B3 9th Floor			May 14, 2022	May 15, 2027
World Tech Park-8th, 9th, 10th & part 11th Floor			April 27, 2019	April 27, 2024
World Tech Park- Remaining part of 11 th Floor			November 2, 2019	April 27, 2024
World Tech Park- Block A3, 11 th floor			September 19, 2020	September 19, 2024
Pune	640,203	7,837
Magarpatta			N/A	N/A
Weikfield—Phase I			February 14, 2023	N/A
Weikfield—Phase II			April 30, 2023	N/A
Weikfield—Phase III			June 14, 2023	N/A
Mantri Estate-2nd Floor			May 27, 2020	N/A
Mantri Estate-4th Floor			May 27, 2020	N/A
Magarpatta (SEZ) – Level 5			February 14, 2026	N/A
Magarpatta (SEZ) – Level 6			October 26, 2026	N/A
Magarpatta (SEZ) – Level 7			February 28, 2027	N/A
Giga Space			January 17, 2021	N/A
Pune Info city			May 30, 2022	N/A
Nasik	88,356	1,206
Shreeniketan			June 30, 2018	N/A
Vascon			October 13, 2018	N/A
Bangalore	191,890	1,467
RMZ Centennial – Ground Floor & Level 1			June 14, 2018	June 14, 2025
RMZ Centennial – Level 2 & 3			October 31, 2018	October 31, 2025
RMZ Centennial – Terrace			July 31, 2018	July 31, 2025
Chennai	110,792	915
RMZ Millenia			March 31, 2021	March 31, 2045
DLF (SEZ)—Phase 1			March 31, 2021	March 31, 2026
DLF (SEZ)—Phase 2			March 31, 2021	N/A
Vishakhapatnam	71,633	577
MPS Plaza			March 4, 2022	March 4, 2027
Apeita Tech-hub			April 30, 2026	N/A
Tiruchirappalli	217,800	N/A	November 15, 2111	November 15, 2210
Plot of land(2)
Noida	41,061	210
Brookefield			December 31, 2022	December 31, 2027
C-125 A 2nd & 3rd floor(3)			May 31, 2018	N/A
C-125 Ground & 1st floor			June 30, 2018	N/A
C-120(3)			May 31, 2018	N/A

Sri Lanka:	59,249	871
Colombo (HNB) – Level 15			July 31, 2018	N/A
Colombo (Orion City) – Level 12&13(4)			May 31, 2018	N/A
UK:	26,156	511
Ipswich (Museum Street)			May 23, 2028	N/A
Cheadle (Hercules Office Park)			July 21, 2020	N/A
Piccadilly (Malta House)			February 10, 2027	N/A
Hayes (Hyde Park)			February 28, 2021	N/A
US:	161,274	1,002
NJ (Exchange Place)			July 30, 2019	July 30, 2024
SC (The State Building)			July 31, 2020	April 19, 2023
Pennsylvania (Hanover Street)			October 31, 2018	N/A
Bellevue (Sterling Plaza)			November 30, 2022	N/A
Bellevue (Cascade Building)			October 31, 2019	N/A
Pittsburg (One Waterfront Place)			January 31, 2022	N/A
NY (East Greenbush)			February 28, 2019	N/A
Houston (Corporate Drive)			December 31, 2020	N/A
Houston (Northchase Drive)			March 31, 2026	N/A
Turkey:	N/A	12
Istanbul (MeydanK Plaza)			April 30, 2019	N/A
Switzerland:	2,077	—
Zurich (Bahnhofstrasse)			Can be terminated with three months notice	N/A
Romania:	53,201	633
Bucharest (West Gate) – 2nd & 3rd Floor			February 25, 2023	February 25, 2026
Constanta (Euro Construct)			January 15, 2022	N/A
Philippines:	336,128	3,669
Manila
Eastwood—Basement 3 Parking			November 30, 2021	N/A
Eastwood—Basement 4 Parking			June 4, 2021	N/A
Eastwood—10th floor			June 30, 2021	N/A
Eastwood—9th floor			June 30, 2021	June 30, 2031
Techno Plaza II			April 30, 2019	April 30, 2024
Exxa tower-15th Floor			March 19, 2023	March 19, 2028
Exxa Tower - 16th Floor			June 14, 2023	June 14, 2028
Ilo Ilo
One Global Centre			January 15, 2021	N/A
Three Techno Place – 4th Floor			March 15, 2022	N/A
Alabang
Vector 2 - 9th & 10th floor			February 28, 2022	N/A
Capella			June 30, 2022	N/A
Costa Rica:	12,592	200
San Jose (Forum H)			April 30, 2021	N/A
United Arab Emirates:	510	N/A
Dubai Airport Free Trade Zone			November 22, 2020	N/A
South Africa:	339,522	4,491
Cape Town
Knowledge Park			March 31, 2019	N/A
Claremont – Level 4			June 30, 2018	June 30, 2022
Claremont – Level 5			June 30, 2018	June 30, 2022
Bellavile
Ambition House – 3rd Floor			June 30, 2018	June 30, 2019
Ambition House – 4th Floor			September 30, 2019	N/A
Johannesburg
Commissioners Street			September 30, 2018	N/A
DownSouth Ridge Park			August 31, 2021	N/A
Port Elizabeth (COEGA)			July 31, 2020	July 31, 2025
Durban
Hippopark Avenue - Section #1 & 2			May 30, 2020	N/A
Grid Eye			June 30, 2021	N/A
Poland:	23,460	259
Gdynia (Luzycka Office Park) – Bldg C & D			August 31, 2022	N/A
China:	42,538	438
Guangzhou (Zhongshan Street) – 30th & 22nd Floor			April 30, 2019	N/A
Dalian (Dalian Software Park) – Bldg 22			May 15, 2020	N/A
Beijing (YongAnDongLi) – 5th Floor			April 30, 2019	N/A
Shanghai (Huang PL)			April 30, 2019	N/A
Australia:	1,216	N/A
Sydney (Berry Street)			March 19, 2023	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension option is exercised.
(2)	This is a SEZ plot in the ELCOT Navalpattu IT/ITES SEZ Park. We have submitted an application to the relevant authority for surrendering this plot of land and we are awaiting a reply to our application.
(3)	We have served a notice of termination of the lease to the lessor and the premises will be surrendered on May 31, 2018.
(4)	We are in the process of renewing the lease and expect the lease renewal to be finalized by June 2018.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2019, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; healthcare; utilities; consulting and professional services; shipping and logistics and banking and financial services industries.

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

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2018	2017	2016
	(US dollars in millions)
Revenue	$758.0	$602.5	$562.2

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

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2018	2017	2016
	(US dollars in millions)
Revenue	$758.0	$602.5	$562.2
Less: Payments to repair centers(1)	17.0	24.1	31.2

Revenue less repair payments (non-GAAP)	$741.0	$578.4	$531.0

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

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

	Year ended March 31,
	2018	2017	2016
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	741.0	578.4	531.0
Exchange rate impact	(9.2)	3.3	(29.5)

Constant currency revenue less repair payments (non-GAAP)	$731.8	$581.8	$501.5

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiated a withdrawal process on March 29, 2017, putting the United Kingdom on track to leave the European Union by April 2019. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations. In the US, economic growth is tempered by continuing concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve begins raising interest rates. The policies that may be pursued by the presidential administration in the US, particularly with respect to implementation of the 2017 US Tax Reforms, have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth. China continues to have room for economic growth, but such growth opportunities remain subject to political developments and uncertainties in the regulatory framework of the economy. Further, there is uncertainty regarding the imposition of tariffs on Chinese imports in the United States and the impact of a potential “trade war” between China and the United States on the global economy.

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

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the South African rand (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Australian dollar or the South African rand, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar and South African rand, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. For example, the pound sterling appreciated against the US dollar by an average of 1.4% in fiscal 2018, and depreciated by an average of 13.4% in fiscal 2017. The Indian rupee appreciated against the US dollar by an average 3.9% in fiscal 2018, and depreciated by an average of 2.6% in fiscal 2017. The South African rand appreciated against the US dollar by an average of 7.8% in fiscal 2018, and depreciated by an average of 2.3% in fiscal 2017. On the other hand, in fiscal 2018 and 2017, the Australian dollar appreciated against the US dollar by an average of 2.8% and 2.1%, respectively. The appreciation of the pound sterling against the US dollar in fiscal 2018 and the Australian dollar against the US dollar in fiscal 2018 and fiscal 2017 positively impacted our results of operations in those years, whereas the appreciation of the Indian rupee against the US dollar in fiscal 2018, and the depreciation of the pound sterling against the US dollar in fiscal 2017 negatively impacted our results of operations in those years.

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

Our History and Milestones

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process management services to third parties in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:

•	In fiscal 2003, we acquired Town and Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes), a UK-based automobile claims handling company, thereby extending our service portfolio beyond the travel and leisure industry to include insurance-based automobile claims processing.

•	In fiscal 2003 and 2004, we invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, banking and financial services and insurance industries.

•	In fiscal 2004, we acquired the health claims management business of Greensnow Inc.

•	In fiscal 2005, we opened facilities in Gurgaon, India and Colombo, Sri Lanka, thereby expanding our operating footprints across India and Sri Lanka.

•	In fiscal 2006, we acquired Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of business process management services to financial institutions, focusing on mortgage banking.

•	In July 2006, we completed our initial public offering, whereupon our ADSs became listed on the New York Stock Exchange (the “NYSE”) under the symbol “WNS.”

•	In fiscal 2007, we expanded our facilities in Gurgaon, Mumbai and Pune, India, and we also acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

•	In January 2008, we launched a 133-seat facility in Bucharest, Romania. Also, in March 2008, we entered into a joint venture with ACS, a provider in BPM services and customer care in the Philippines, to form WNS Philippines Inc.

•	In April 2008, we opened a facility in Manila, the Philippines, and we also acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, AHA (formerly known as Call 24-7).

•	In June 2008, we acquired BizAps, a provider of SAP® solutions to optimize the enterprise resource planning functionality for our finance and accounting processes.

•	In July 2008, we acquired from Aviva all the shares of Aviva Global, which we renamed to WNS Global Singapore, and resumed ownership of the delivery center in Sri Lanka that was transferred to Aviva Global in July 2007, as mentioned above. In connection with our acquisition of Aviva Global, we also entered into the 2008 Aviva master services agreement (as varied by the variation agreement entered into in March 2009) with Aviva MS, pursuant to which we provided BPM services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. We replaced this 2008 Aviva master services agreement with the Aviva master services agreement in September 2014.

•	In November 2009, we opened a facility in San Jose, Costa Rica.

•	In January 2010, we moved from our existing facility to a new and expanded facility in Manila, the Philippines.

•	In October 2010, we moved from our existing facility in Marple to Manchester, UK and expanded our facility in Manila, the Philippines.

•	In November 2010, we expanded our sales office in London, UK.

•	In March 2011, we expanded our facility in Bucharest, Romania.

•	In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary.

•	In fiscal 2012, we expanded our facilities in Mumbai, Pune, Gurgaon, Chennai, India, the Philippines, Costa Rica and Romania.

•	In February 2012, we completed a follow-on public offering of ADSs and raised approximately $50.0 million to fund our growth initiatives and enhance delivery capability.

•	In June 2012, we acquired Fusion, a provider of a range of management services, including contact center, customer care and business continuity services, to both South African and international clients, which we subsequently renamed as WNS Global Services SA (Pty) Ltd. We also opened a facility in Vizag, India.

•	In December 2012, we opened a facility in Gydnia, Poland.

•	In fiscal 2014, we added new facilities in Guangzhou, China; Colombo, Sri Lanka; and Mumbai, India.

•	In fiscal 2015, we added new facilities in Dalian, China; Cape Town, South Africa; and Pennsylvania, United States.

•	In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa; and Iloilo, the Philippines.

•	In June 2016, we acquired Value Edge, a leading provider of commercial research and analytics services to clients in the pharmaceutical and biopharmaceutical industries for a total consideration of $18.3 million, including adjustments for working capital of $0.8 million and contingent consideration of $5.1 million (which is held in escrow), subject to compliance with certain conditions, which is payable over three years. We funded this acquisition with cash on hand. Value Edge had 129 employees as at March 31, 2017 in India, the United States and Europe.

•	In January 2017, we acquired Denali, a leading provider of strategic procurement BPM services for a total consideration of $38.7 million, including contingent consideration of up to $6.2 million, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $0.5 million payable in fiscal 2018, including adjustments for working capital. We funded this acquisition primarily with the proceeds from our $34.0 million secured three year term loan facility described under “—Liquidity and Capital Resources” below. Denali had 269 employees as at March 31, 2017 in the United States, Turkey, China and India.

•	In March 2017, we acquired HealthHelp, an industry leader in care management, for a total consideration of $68.9 million, including contingent consideration of up to $8.5 million, payable over a period of two years and dependent on the achievement of revenue targets and the continuation of a specified client contract and working capital adjustments. We funded this acquisition primarily with the proceeds from our $84.0 million secured five year term loan facility described under “—Liquidity and Capital Resources” below. HealthHelp had 406 employees as at March 31, 2017 in the United States.

•	In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. We also added new facilities in Pune and Noida, India; Bellevue, Pittsburgh, New York City and Houston, USA; and Istanbul, Turkey. We also expanded our facility in Gurgaon, India.

•	In fiscal 2018, we added new facilities in Philippines; Romania; Pune and Vishakhapatnam, India and Shanghai, China. We also expanded our facilities in Nashik and Pune, India and Guangzhou, China.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	2018	2017	$	%
	(US dollars in millions)
Revenue	$758.0	$602.5	155.4	25.8%
Revenue less repair payments (non-GAAP)	$741.0	$578.4	162.5	28.1%

We have a large client base diversified across industries and geographies. Our client base grew from 349 clients as at March 31, 2017 to 386 clients as at March 31, 2018, including clients of the businesses we acquired in fiscal 2017.

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For fiscal 2018, 2017 and 2016, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	Revenue			Revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2018	2017	2016	2018	2017	2016
Top client	6.8%	9.0%	10.9%	7.0%	9.4%	11.6%
Top five clients	29.4%	32.1%	30.7%	30.1%	33.5%	32.5%
Top ten clients	43.0%	43.6%	43.0%	43.9%	45.4%	45.5%
Top twenty clients	55.1%	55.7%	57.3%	56.4%	58.0%	60.7%

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

We entered into the Aviva master services agreement with an existing major client, Aviva MS, effective April 1, 2014. The Aviva master services agreement replaced our prior master services agreement, the 2008 Aviva master services agreement, with the client that was due to expire in November 2016. See “– Our Contracts – Revenue by Contract Type.” The revised pricing arrangements under the new agreement, including the termination of a minimum commitment fee during fiscal 2017, which had applied during the full fiscal 2016, resulted in lower revenue from the client in fiscal 2017, as compared to fiscal 2016. Aviva MS accounted for 6.8%, 9.0% and 10.9% of our revenue and 7.0%, 9.4% and 11.6% of our revenue less repair payments (non-GAAP) in fiscal 2018, 2017 and 2016 respectively. Part of the decline in revenue in fiscal 2017 was due to a reduction of services due to automation performed by Aviva MS on their end.

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; healthcare; utilities; consulting and professional services; shipping and logistics and banking and financial services.

For fiscal 2018, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Business Unit	2018	2017	2016	2018	2017	2016
Insurance	25.7%	29.6%	32.3%	24.0%	26.6%	28.5%
Travel and leisure	18.7%	21.3%	19.6%	19.2%	22.1%	20.7%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	18.1%	17.5%	15.4%	18.5%	18.2%	16.3%
Healthcare	14.7%	6.8%	5.2%	15.1%	7.1%	5.5%
Utilities	8.7%	9.3%	10.2%	8.9%	9.7%	10.8%
Consulting and professional services	5.2%	6.9%	7.9%	5.4%	7.2%	8.3%
Shipping and logistics	4.5%	4.3%	3.9%	4.6%	4.4%	4.1%
Banking and financial services	4.4%	4.4%	5.5%	4.5%	4.6%	5.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we typically see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Revenue by Service Type

For fiscal 2018, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Service Type	2018	2017	2016	2018	2017	2016
Industry-specific	34.1%	28.2%	30.2%	34.8%	29.4%	31.9%
Customer interaction services(1)	25.5%	27.9%	26.9%	26.1%	29.1%	28.5%
Finance and accounting	21.4%	20.6%	18.4%	21.9%	21.5%	19.5%
Research and analytics	11.8%	13.3%	12.4%	12.1%	13.8%	13.1%
Auto claims	4.7%	7.4%	9.5%	2.5%	3.6%	4.2%
Others(2)	2.5%	2.6%	2.6%	2.6%	2.7%	2.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	We have renamed our “contact center” horizontal unit as “customer interaction services” with effect from April 1, 2016, as we have expanded the services offered in that horizontal unit to include more value-added services beyond the customary contact center services.
(2)	Others includes revenue from technology services, legal services and human resources outsourcing services.

Since the fourth quarter of fiscal 2017, we have experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. While we expect our business in our WNS Auto Claims BPM segment to improve in fiscal 2019, there’s no assurance that it will improve to our expected level of performance or at all.

Revenue by Geography

For fiscal 2018, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Geography	2018	2017	2016	2018	2017	2016
North America (primarily the US)	40.7%	32.6%	27.6%	41.6%	33.9%	29.3%
UK	34.2%	41.3%	47.1%	32.6%	38.8%	44.0%
Australia	8.8%	8.1%	7.2%	9.0%	8.5%	7.6%
Europe (excluding the UK)	6.2%	6.2%	6.2%	6.4%	6.5%	6.5%
South Africa	5.7%	7.1%	5.4%	5.8%	7.4%	5.7%
Rest of world	4.5%	4.7%	6.5%	4.6%	4.9%	6.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

New BBBEE criteria became effective for us from March 2017, according to which an entity receives a new compliance rating from the BBBEE rating agency. Under these new criteria, our rating based on our previous structure and practices would have dropped and we would have been required contractually to improve our rating. We developed a plan to achieve or improve our current rating by the BBBEE verification audit for period ended March 31, 2017 in May 2017. This plan included, among other measures, divesting some of our interests in our South Africa subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved the required rating on the basis of the steps taken to comply with the new BBBEE criteria which is valid until May 2018. Based on the results of an interim BBBEE audit, we expect that we will achieve the required rating in our next BBBEE verification audit in May 2018 which, if achieved, would be valid until May 2019.

Revenue by Location of Delivery Centers

For fiscal 2018, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Location of Delivery Center	2018	2017	2016	2018	2017	2016
India	51.6%	58.5%	61.4%	52.8%	60.9%	65.1%
United States	14.9%	3.9%	2.2%	15.2%	4.1%	2.3%
Philippines	11.5%	10.7%	8.2%	11.8%	11.2%	8.7%
South Africa	9.9%	11.1%	10.6%	10.1%	11.6%	11.2%
UK	5.7%	8.7%	10.2%	3.6%	4.9%	4.9%
Sri Lanka	1.9%	2.5%	2.8%	1.9%	2.6%	2.9%
Romania	1.6%	1.8%	2.1%	1.7%	1.9%	2.2%
China	1.3%	1.3%	1.0%	1.4%	1.4%	1.1%
Poland	1.0%	0.9%	0.7%	1.0%	0.9%	0.8%
Costa Rica	0.5%	0.6%	0.8%	0.5%	0.7%	0.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

In the WNS Global BPM segment, we charge for our services based on the following pricing models:

1)	per full-time-equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	subscription arrangements, which typically involve billings based on per member per month, based on contractually agreed rates;

4)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

5)	outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, improvement in working capital, increase in collections or a reduction in operating expenses); or

6)	other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

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

Revenue by Contract Type

For fiscal 2018, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2018	2017	2016	2018	2017	2016
Full-time-equivalent	62.5%	71.8%	73.0%	64.0%	74.8%	77.3%
Transaction	18.7%	17.7%	19.7%	16.8%	14.2%	15.0%
Subscription (1)	7.8%	1.3%	0.0%	8.0%	1.4%	0.0%
Fixed price	5.2%	4.5%	2.6%	5.4%	4.7%	2.8%
Others (1)	5.8%	4.6%	4.6%	5.9%	4.8%	4.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

1)	Commencing fiscal 2018, we are disclosing our revenue and revenue less repair payments (non-GAAP) derived from subscription arrangements separately given the increase in such revenue and including our revenue and revenue less repair payments (non-GAAP) derived from outcome-based arrangements under “Others” given the decrease in such revenue. We have presented a similar breakdown of our revenue and revenue less repair payments (non-GAAP) for fiscal 2017 and 2016 in the table above for comparative purposes. Previously, we included revenue and revenue less repair payments (non-GAAP) from subscription arrangements under “Others” and disclosed revenue and revenue less repair payments (non-GAAP) derived from outcome-based arrangements separately.

In September 2014, we continued our then ten-year relationship with Aviva MS by entering into the Aviva master services agreement with Aviva MS for a term of eight years, effective April 1, 2014 and expiring on March 31, 2022. The Aviva master services agreement replaced our 2008 Aviva master services agreement with the client that was due to expire in November 2016. The agreement continues to provide us with the exclusive right to provide the client with the services we currently provide, and in the same geographic regions, subject to the rights and obligations of the Aviva group under their existing contracts with other providers of similar services. Aviva MS has agreed, and further agreed to procure other members of the Aviva group, not to renew or extend such existing contracts unless they are contractually bound to do so. We are also regarded as a preferred supplier with respect to any new services or any new geographic regions in which the client seeks BPM services, subject to our meeting certain conditions of the client’s supplier tender process.

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

The revised pricing arrangements under the Aviva master services agreement provide for productivity-related discounts associated with FTE and non-FTE models. Some of these discounts are mandatorily applied through the term of the contract. Pricing also varies based on degree of complexity of the outsourced processes. The revised pricing arrangements under the Aviva master services agreement, including the termination of the minimum commitment fee on October 31, 2016, resulted in lower revenue for fiscal 2017 as compared to fiscal 2016 and 2015. Aviva MS accounted for 6.8%, 9.0% and 10.9% of our revenue and 7.0%, 9.4% and 11.6% of our revenue less repair payments (non-GAAP) in fiscal 2018, 2017 and 2016, respectively.

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

Selling and marketing expenses as a proportion of revenue was 5.5% in fiscal 2018 as compared to 5.4% and 5.5% for fiscal 2017 and 2016, respectively. Selling and marketing expenses as a proportion of revenue less repair payments (non-GAAP) was 5.6% in fiscal 2018 as compared with 5.6% and 5.8% for fiscal 2017 and 2016, respectively. We expect our selling and marketing expenses to increase in fiscal 2019 as we invest in our sales team to better serve our clients and in branding but at a lower rate than the increase in our revenue less repair payments (non-GAAP). See “Part I — Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue was 15.5% in fiscal 2018 as compared with 15.2% and 14.0% for fiscal 2017 and 2016, respectively. General and administrative expenses as a proportion of revenue less repair payments (non-GAAP) was 15.9% in fiscal 2018 as compared with 15.9% and 14.9% for fiscal 2017 and 2016, respectively. We expect our general and administrative expenses to increase in fiscal 2019 as we continue to strengthen our support and enabling functions and invest in leadership development but at a lower rate than the increase in our revenue less repair payments (non-GAAP).

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

We had a foreign exchange gain of $15.0 million in fiscal 2018 as compared to $14.5 million and $11.0 million in fiscal 2017 and 2016, respectively. We expect our foreign exchange gains to be lower in fiscal 2019 as compared to fiscal 2018, based on our current hedge positions and exchange rates. Further, on adoption of IFRS 9 – “Financial Instruments” (“IFRS 9”), with effect from April 1, 2018 cash flow hedging gains and losses, which are currently reported in the foreign exchange gains or losses, net line item, will be reported in the revenue line item.

Impairment of Goodwill

During the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. There is no impairment charge recognized in fiscal 2018.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Aviva Global in July 2008 (included up to November 2016) Fusion in June 2012, Value Edge and its subsidiaries in June 2016, Denali in January 2017, HealthHelp in March 2017 and the acquisition of a customer contract from Telkom SA SOC LIMITED (“Telkom”) in May 2015.

Other Income, Net

Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short term borrowings, transaction costs and the gains/losses on settlement of our related derivative instruments. We expect our finance expense to be lower in fiscal 2019 as compared to fiscal 2018 on account of repayment of loans that were obtained to fund our acquisitions of Denali and HealthHelp.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2018	2017	2016
Total headcount(1)	36,540	34,547	32,388
Built up seats(2)	30,390	28,008	26,407
Used seats(2)	22,550	20,795	20,063
Seat utilization rate(3)	1.22	1.23	1.21

Notes:

(1)	Commencing fiscal 2018, we are including in our disclosed total head count the number of apprentices employed under the India government scheme, National Employability Enhancement Mission, pursuant to which apprentices undergo a three to 36 month apprenticeship to enhance their employability. There is no guarantee of employment with WNS following the completion of the apprenticeship. Our previously disclosed total head count does not include apprentices. The total head count and seat utilization rate presented for prior periods in the table above have been re-computed to include apprentices for comparative purposes.
(2)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource, Administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.
(3)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the fiscal year by two.

We expect our total headcount in fiscal 2019 to increase as compared to fiscal 2018 as the impact of an increased flow of business from new and existing clients is expected to continue to increase our hiring requirements in fiscal 2019.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments (non-GAAP) is denominated in US dollars (46.5% and 47.6%, respectively, in fiscal 2018, 38.7% and 40.3%, respectively, in fiscal 2017 and 34.8% and 36.9%, respectively, in fiscal 2016), pound sterling (31.8% and 30.2%, respectively, in fiscal 2018, 39.6% and 37.0%, respectively, in fiscal 2017 and 46.9% and 43.8%, respectively, in fiscal 2016), and, to a lesser extent, Australian dollars (8.0% and 8.1%, respectively, in fiscal 2018, 7.2% and 7.5%, respectively, in fiscal 2017 and 6.9% and 7.3%, respectively, in fiscal 2016), and South African rand (5.6% and 5.8%, respectively, in fiscal 2018, 6.8% and 7.0%, respectively, in fiscal 2017 and 5.2% and 5.6%, respectively, in fiscal 2016), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (43.6% in fiscal 2018, 51.1% in fiscal 2017 and 54.2% in fiscal 2016) and, to a lesser extent, in South African rand (10.2% in fiscal 2018, 11.1% in fiscal 2017 and 11.0% in fiscal 2016) and Philippine pesos (9.5% in fiscal 2018, 9.4% in fiscal 2017 and 8.0% in fiscal 2016). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately ₹64.46 per $1.00 in fiscal 2018, which represented an appreciation of the Indian rupee of 3.9% as compared to average exchange rate of ₹67.10 per $1.00 in fiscal 2017, which in turn represented a depreciation of the Indian rupee of 2.6% as compared with the average exchange rate of approximately ₹65.43 per $1.00 in fiscal 2016. The average pound sterling to US dollar exchange rate was approximately £0.75 per $1.00 in fiscal 2018, which represented an appreciation of the pound sterling of 1.4% as compared with the average exchange rate of approximately £0.77 per $1.00 in fiscal 2017, which in turn represented a depreciation of the pound sterling of 13.4% as compared with the average exchange rate of approximately £0.66 per $1.00 in fiscal 2016. The average Australian dollar to US dollar exchange rate was approximately A$1.29 per $1.00 in fiscal 2018, which represented an appreciation of the Australian dollar of 2.8% as compared with the average exchange rate of approximately A$1.33 per $1.00 in fiscal 2017, which in turn represented an appreciation of the Australian dollar of 2.1% as compared with the average exchange rate of approximately A$1.36 per $1.00 in fiscal 2016. The average South African rand to US dollar exchange rate was approximately R12.98 per $1.00 in fiscal 2018, which represented an appreciation of the South African rand of 7.8% as compared with the average exchange rate of approximately R14.07 per $1.00 in fiscal 2017, which in turn represented a depreciation of the South African rand of 2.3% as compared with the average exchange rate of approximately R13.75 per $1.00 in fiscal 2016.

The appreciation of the Indian rupee against the US dollar by 3.9% in fiscal 2018 as compared to the average exchange rate in fiscal 2017 had a negative impact on our expenses in fiscal 2018 while the depreciation of the India rupee against the US dollar by 2.6% in fiscal 2017 as compared to the average exchange rate in fiscal 2016 had a positive impact on our expenses in fiscal 2017. As a result, increases in our cost of revenue, and to a lesser extent, our general and administrative expenses were partially due to the impact of the appreciation of Indian rupee in fiscal 2018 whereas increases in these expenses were partially offset by the impact of the depreciation of Indian rupee in fiscal 2017. The appreciation of the South African rand in fiscal 2018 against the US dollar negatively impacted our results of operations in fiscal 2018 whereas the depreciation of the South African rand in fiscal 2017 against the US dollar and the appreciation of the Australian dollar in fiscal 2018 and 2017 positively impacted our results of operations in those years. The appreciation of the pound sterling in fiscal 2018 agaisnt the US dollar positively impacted our results of operations in 2018 and the depreciation of the pound sterling in fiscal 2017 against the US dollar negatively impacted our results of operations in that year. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

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

A majority of the payments we receive from our clients are denominated in pound sterling and US dollars. For most of our clients, our subsidiaries in Mauritius, the Netherlands, Australia, the UK and the US enter into contractual agreements directly with our clients for the provision of business process management services by our Indian subsidiaries, which hold the foreign currency receipts in an export earners’ foreign currency account. All foreign exchange requirements, such as for the import of capital goods, expenses incurred during overseas travel by employees and discharge of foreign exchange expenses or liabilities, can be met using the foreign currency in the export earners’ foreign currency account in India. As and when funds are required by us, the funds in the export earners’ foreign currency account may be transferred to an ordinary rupee-denominated account in India.

There are currently no Jersey, UK or US foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations.

Income Taxes

We operate in multiple tax jurisdictions including Australia, China, Costa Rica, France, Germany, India, Ireland, Mauritius, the Netherlands, New Zealand, the Philippines, Poland, Romania, Singapore, South Africa, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US. As a result, our effective tax rate changes from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.

In fiscal 2018, 2017 and 2016, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $9.4 million, $5.2 million and $5.0 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2018, 2017 and 2016, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

Further, in fiscal 2018 our effective tax rate is impacted due to one-time tax benefit of $1.7 million arising from a corporate legal restructuring and a net one-time tax benefit of $5.2 million resulting from the adjustments to the deferred tax balances due to a reduction in the US corporate tax rate and a transition tax charge on undistributed income of a foreign subsidiary (pursuant to the 2017 US Tax Reforms), partially offset by higher taxable profits during the year.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the STPI scheme as discussed below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 34.95%, and was 34.61% in fiscal 2018, 2017 and 2016.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. During fiscal 2012, we started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme, which were, prior to fiscal 2017, eligible for a complete tax holiday but commencing fiscal 2017 to fiscal 2026 are eligible for only a 50.0% income tax exemption. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which are registered under the SEZ scheme and are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029. During fiscal 2018, we started operations in our new delivery centers in Gurgaon and Pune, India which are registered under the SEZ scheme that are eligible for a 100% income tax exemption until fiscal 2022, and a 50% income tax exemption from fiscal 2023 to fiscal 2032.

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

Since fiscal 2008, we have become subject to MAT and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 21.55% and was 21.34% in fiscal 2018, 2017 and 2016. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to offset such MAT credits from tax payable in the succeeding 15 years, subject to the satisfaction of certain conditions. During fiscal 2018, 2017 and 2016, we have offset Nil, Nil and $9.2 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has issued guidelines on the GAAR which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect the GAAR to have a material impact on our operations. The Government of India has passed the GST Act, which is effective from July 1, 2017. The majority of the various existing indirect tax levies have since been subsumed by the goods and services tax payable under the GST Act. Based on the current GST law and the rules, we do not expect a significant impact on our operations. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

Philippines

During fiscal 2013, we started operations in a delivery center in the Philippines located in Techno Plaza II, Manila which was eligible for a tax exemption that expired in fiscal 2017. We have filed an application for extension of this tax exemption for an additional year. Accordingly, we expect to continue to avail ourselves of this tax exemption in fiscal 2018. During fiscal 2016, we started operations in a delivery center in Iloilo, Philippines which is also eligible for a tax exemption that will expire in fiscal 2020. During fiscal 2017, we started operations in additional delivery centers in Iloilo and Alabang, Philippines which are also eligible for tax exemption that will expire in fiscal 2021. During fiscal 2018, we started operations in an additional delivery center in Alabang, Philippines which is eligible for a 100% tax exemption until fiscal 2022. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing special tax rate, which is currently 5.0% on gross margin.

Sri Lanka

Our operations in Sri Lanka are eligible to claim income tax exemption under the Sri Lanka Inland Revenue Act for the profits earned from export revenue until fiscal 2018 and would be taxed at 14% on net basis with effect from April 1, 2018.

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

We invoice our clients depending on the terms of the arrangement, which include billing based on a per employee basis, a per transaction basis, subscription based services, which typically involve billings based on per member per month, at contractually agreed rates, a fixed price basis, an outcome based basis or other pricing arrangements including cost-plus arrangements. Amounts billed or payments received, where all the conditions for revenue recognition have not been met, are recorded as deferred revenue and are recognized as revenue when all recognition criteria have been met. However, the costs related to the performance of BPM services unrelated to transition services (discussed below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.

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

IFRS 2 requires the use of a valuation model to calculate the fair value of share-based awards. Based on our judgment, we have elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant. Further, each of the 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allows for the grant of RSUs based on the market price of our shares achieving a specified target over a period of time. The fair value of market-based share awards is determined using Monte-Carlo simulation. In fiscal 2017, certain RSUs based on the market price of our shares were modified to vest on a longer timeframe. The additional cost as a result of such modification in respect of modified share awards amounted to $1.2 million. The additional cost is amortized over the period from the modification date until the vesting date of the modified award, which differ from the vesting date of the original award.

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

Software Development Costs

Costs incurred for developing software or enhancements to the existing software products to be sold and/or used for internal use are capitalized once the research phase is complete, technological feasibility and commercial feasibility has been established, future economic benefits are probable, we have an intention and ability to complete and use or sell the software and the costs can be measured reliably. Technological feasibility is established upon completion of a detailed design program or, in its absence, completion of a working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. Costs that qualify as software development costs include external direct costs of materials and services utilized in developing or obtaining software and compensation and related benefits for employees who are directly associated with the software project. The capitalized costs are amortized on a straight-line basis over the estimated useful life. Costs associated with research phase activities, training, maintenance and all post-implementation stage activities are expensed as incurred.

Impairment of Goodwill and Intangible Assets

Goodwill is not subject to amortization and is instead tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the cash generating unit level, which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Intangible assets except goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Other Estimates

Allowance for Doubtful Trade Receivables

We make estimates of the uncollectability of our trade receivable based on historical trends and other factors such as ageing and economic trends. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and levels of payments received and necessitate a change in estimated losses.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue			Revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2018	2017	2016	2018	2017	2016
Cost of revenue	66.4%	66.9%	65.0%	65.6%	65.6%	62.9%
Gross profit	33.6%	33.1%	35.0%	34.4%	34.4%	37.1%
Operating expenses:
Selling and marketing expenses	5.5%	5.4%	5.5%	5.6%	5.6%	5.8%
General and administrative expenses	15.5%	15.2%	14.0%	15.9%	15.9%	14.9%
Foreign exchange loss / (gains), net	(2.0)%	(2.4)%	(2.0)%	(2.0)%	(2.5)%	(2.1)%
Impairment of goodwill	—	3.6%	—	—	3.7%	—
Amortization of intangible assets	2.0%	3.4%	4.5%	2.1%	3.6%	4.7%
Operating profit	12.5%	7.8%	13.0%	12.8%	8.2%	13.7%
Other (income) / expense, net	(1.5)%	(1.4)%	(1.5)%	(1.5)%	(1.5)%	(1.6)%
Finance expense	0.6%	0.1%	0.0%	0.6%	0.1%	0.1%
Provision for income taxes	2.0%	2.9%	3.8%	2.1%	3.0%	4.0%
Profit	11.4%	6.3%	10.7%	11.7%	6.5%	11.3%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2018	2017	2016	2018	2017	2016
	(US dollars in millions)
Revenue	$758.0	$602.5	$562.2	100.0%	100.0%	100%
Less: Payments to repair centers	17.0	24.1	31.2	2.2%	4.0%	5.5%
Revenue less repair payments (non-GAAP)	$741.0	$578.4	$531.0	97.8%	96.0%	94.5%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2018	2017	2016
	(US dollars in millions)
Revenue	$758.0	$602.5	$562.2
Cost of revenue(1)	503.1	403.3	365.4

Gross profit	254.8	199.2	196.8
Operating expenses:
Selling and marketing expenses(2)	41.8	32.6	30.8
General and administrative expenses(3)	117.6	91.7	78.9
Foreign exchange loss / (gains), net	(15.0)	(14.5)	(11.0)
Impairment of goodwill	—	21.7	—
Amortization of intangible assets	15.5	20.5	25.2

Operating profit	94.9	47.2	72.8
Other income, net	(11.2)	(8.7)	(8.5)
Finance expense	4.3	0.5	0.3

Profit before income taxes	101.9	55.3	81.1
Provision for income taxes	15.4	17.5	21.2

Profit	$86.4	$37.8	$59.9

Notes:

(1)	Includes share-based compensation expense of $3.8 million for fiscal 2018, $2.8 million for fiscal 2017 and $1.9 million for fiscal 2016.
(2)	Includes share-based compensation expense of $2.6 million for fiscal 2018, $1.7 million for fiscal 2017 and $1.4 million for fiscal 2016.
(3)	Includes share-based compensation expense of $24.2 million for fiscal 2018, $18.5 million for fiscal 2017 and $14.6 million for fiscal 2016.

Fiscal 2018 Compared to Fiscal 2017

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2018	2017	Change	% Change
	(US dollars in millions)
Revenue	$758.0	$602.5	$155.4	25.8%

The increase in revenue of $155.4 million was primarily attributable to (i) an increase in revenue from existing clients of $122.9 million, (ii) revenue from new clients of $30.1 million, and (iii) an increase in hedging gain on our revenue by $2.4 million to $9.2 million in fiscal 2018 from $6.8 million in fiscal 2017. The increase in revenue was primarily due to higher volumes in our healthcare (including due to HealthHelp which we acquired in March 2017), diversified businesses (including due to Denali which we acquired in January 2017), insurance, travel, utilities, shipping and logistics and banking and financial services verticals. The increase was contributed by an appreciation of the pound sterling, AUD and South African rand against the US dollar by an average of 1.4%, 2.8% and 7.8%, respectively, as compared to the respective average exchange rates in fiscal 2017. The increase in revenue was partially offset by a lower volume in our consulting and professional services vertical.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Year ended March 31,
	2018	2017	2018	2017
	(US dollars in millions)
North America (primarily the US)	$308.4	$196.2	40.7%	32.6%
UK	258.9	248.6	34.2%	41.3%
Australia	66.6	49.1	8.8%	8.1%
Europe (excluding the UK)	47.2	37.5	6.2%	6.2%
South Africa	42.8	42.7	5.7%	7.1%
Rest of world	34.0	28.5	4.5%	4.7%

Total	$758.0	$602.5	100.0%	100.0%

The increase in revenue in North America (primarily the US) region was primarily attributable to higher volumes in our healthcare (including due to HealthHelp which we acquired in March 2017), diversified businesses (including due to Denali which we acquired in January 2017), insurance, travel, banking and financial services, utilities, shipping and logistics, and consulting and professional services verticals. The increase in revenue from the Australia region was primarily attributable to higher volumes in our insurance, and travel verticals, and an appreciation of the Australian dollar against the US dollar by an average of 2.8%, as compared to the average exchange rates in fiscal 2017, partially offset by a lower volume in our utilities vertical. The increase in revenue from the UK region was primarily attributable to higher volumes in our utilities, healthcare, travel, banking and financials services and diversified businesses verticals, and an appreciation of the pound sterling against the US dollar by an average of 1.4%, as compared to the average exchange rates in fiscal 2017, partially offset by lower volumes in our insurance, and consulting and professional services verticals. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our healthcare, travel, diversified businesses, and banking and financial services verticals, partially offset by a lower volume in our insurance vertical. The increase in revenue from the South Africa region was primarily attributable to higher volumes in our diversified businesses, and shipping and logistics verticals, and an appreciation of the South African rand against the US dollar by an average of 7.8%, as compared to the average exchange rates in fiscal 2017, partially offset by lower volumes in our utilities, consulting and professional services and banking and financial services verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and travel verticals, partially offset by a lower volume in our diversified businesses vertical.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2018	2017	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$741.0	$578.4	$162.5	28.1%

The increase in revenue less repair payments (non-GAAP) of $162.5 million was primarily attributable to (i) an increase in revenue less repair payments (non-GAAP) from existing clients of $130.4 million, (ii) revenue less repair payments (non-GAAP) from new clients of $29.8 million, and (iii) an increase in hedging gain on our revenue less repair payments (non-GAAP) by $2.4 million to $9.2 million in fiscal 2018 from $6.8 million in fiscal 2017. The increase in revenue was primarily due to higher volumes in our healthcare (including due to HealthHelp which we acquired in March 2017), diversified businesses (including due to Denali which we acquired in January 2017), insurance, travel, utilities, shipping and logistics and banking and financial services verticals. Further, the increase was also contributed by an appreciation of the pound sterling, AUD and South African rand against the US dollar by an average of 1.4%, 2.8% and 7.8%, respectively, as compared to the respective average exchange rates in fiscal 2017. The increase in revenue was partially offset by a lower volume in our consulting and professional services vertical.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2018	2017	2018	2017
	(US dollars in millions)
North America (primarily the US)	$308.4	$196.2	41.6%	33.9%
UK	241.9	224.5	32.6%	38.8%
Australia	66.6	49.1	9.0%	8.5%
Europe (excluding the UK)	47.2	37.5	6.4%	6.5%
South Africa	42.8	42.7	5.8%	7.4%
Rest of world	34.0	28.5	4.6%	4.9%

Total	$741.0	$578.4	100%	100%

The increase in revenue less repair payments (non-GAAP) from North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, diversified businesses, insurance, travel, banking and financial services, utilities, shipping and logistics, and consulting and professional services verticals. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher volumes in our insurance, and travel verticals and an appreciation of the Australian dollar against the US dollar by an average of 2.8%, as compared to the average exchange rates in fiscal 2017, partially offset by a lower volume in our utilities vertical. The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher volumes in our utilities, healthcare, travel, banking and financials services and diversified businesses verticals and an appreciation of the pound sterling against the US dollar, by an average of 1.4%, as compared to the average exchange rates in fiscal 2017, partially offset by a lower volume in our consulting and professional services vertical. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher volumes in our healthcare, travel, diversified businesses verticals, and banking and financial services verticals, partially offset by a lower volume in our insurance vertical. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to higher volumes in our diversified businesses and shipping and logistics verticals, and an appreciation of the South African rand against the US dollar by an average of 7.8% as compared to the average exchange rates in fiscal 2017, partially offset by lower volumes in our utilities, consulting and professional services and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and travel verticals, partially offset by a lower volume in our diversified businesses vertical.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$329.3	$249.7	$79.6
Facilities costs	86.1	72.6	13.5
Depreciation	19.5	16.4	3.1
Repair payments	17.0	24.1	(7.1)
Travel costs	12.9	10.6	2.4
Legal and professional costs	11.9	6.5	5.4
Other costs	26.4	23.4	3.0

Total cost of revenue	$503.1	$403.3	$99.8

As a percentage of revenue	66.4%	66.9%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount (including headcount of businesses acquired during the fourth quarter of fiscal 2017), wage inflation and an increase in share-based compensation expense; higher facilities costs on account of the expansion of existing facilities, addition of new facilities in Philippines, India, China and Romania and the addition of new facilities of acquired businesses; higher legal and professional costs; higher depreciation costs; and higher travel cost. Further, the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, in fiscal 2018, as compared to the average exchange rate in fiscal 2017, resulted in an increase of approximately $12.1 million in the cost of revenue. These increases were partially offset by lower repair payments, on account of an overall decrease in revenue from the auto claims segment. Further, the depreciation of the Philippine peso against the US dollar by an average of 5.4% in fiscal 2018, as compared to the average exchange rate in fiscal 2017, resulted in a decrease of approximately $2.1 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Gross profit	$254.8	$199.2	$55.6
As a percentage of revenue	33.6%	33.1%
As a percentage of revenue less repair payments (non-GAAP)	34.4%	34.4%

Gross profit as a percentage of revenue increased marginally and gross profit as a percentage of revenue less repair payments (non-GAAP) remained constant primarily due to lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) and an increase in hedging gain on our revenue by $2.4 million to $9.2 million in fiscal 2018 from $6.8 million in fiscal 2017. Cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) were lower notwithstanding the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, in fiscal 2018, as compared to the average exchange rate for fiscal 2017.

During fiscal 2018, our built up seats increased by 8.5% from 28,008 as at the end of fiscal 2017 to 30,390 as at the end of fiscal 2018 as we added new facilities in Philippines; Romania; Pune, India and Shanghai, China. We also expanded our facilities in Nashik and Pune, India and Guangzhou, China. Our total headcount increased by 5.8% from 34,547 to 36,540 during the same period. The increase in builtup seats was greater than the increase in headcount, resulting in a decrease in our seat utilization rate from 1.23 in fiscal 2017 to 1.22 in fiscal 2018. This 0.01 decrease in our seat utilization rate decreased our gross profit as a percentage of revenue by approximately 0.1% and decreased our gross profit as a percentage of revenue less repair payments (non-GAAP) by approximately 0.2%.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$31.4	$24.7	$6.7
Other costs	10.4	7.9	2.5

Total selling and marketing expenses	$41.8	$32.6	$9.1

As a percentage of revenue	5.5%	5.4%
As a percentage of revenue less repair payments (non-GAAP)	5.6%	5.6%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of an increase in sales headcount, wage inflation, and higher share based compensation; higher travel cost; higher miscellaneous cost and higher marketing costs. Further, the appreciation of the pound sterling and Indian rupee against the US dollar by an average of 1.4% and 3.9% respectively, in fiscal 2018, as compared to the average exchange rate for fiscal 2017, resulted in an increase of approximately $0.3 million of selling and marketing expenses. Our selling and marketing expenses also increased as a result of our acquisitions during the fourth quarter of fiscal 2017.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$90.3	$68.9	$21.4
Other costs	27.3	22.8	4.5

Total general and administrative expenses	$117.6	$91.7	$25.9

As a percentage of revenue	15.5%	15.2%
As a percentage of revenue less repair payments (non-GAAP)	15.9%	15.9%

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount, wage inflation and higher share-based compensation, and an increase in other cost as a result of higher travel cost, higher miscellaneous cost and higher legal and professional cost. Further, the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, for fiscal 2018, as compared to the respective average exchange rates for fiscal 2017, resulted in an increase of approximately $2.2 million in general and administrative expenses. Our general and administrative expenses also increased as a result of acquisitions during the fourth quarter of fiscal 2017.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(15.0)	$(14.5)	$(0.5)

The foreign exchange gains were higher primarily due to higher gains of $8.5 million from our US dollar denominated hedges as a result of an appreciation of the pound sterling against the US dollar and our rupee denominated hedges as a result of a appreciation of the Pound Sterling against the Indian rupee, partially offset by a higher foreign currency revaluation loss of $8.0 million arising from a loss of $4.1 million for the year ended March 31, 2018 as against a gain of $3.9 million for the year ended March 31, 2017.

Impairment of Goodwill

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Impairment of Goodwill	$—	$21.7	$(21.7)

We performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. There is no impairment charge recognized in fiscal 2018.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Amortization of intangible assets	$15.5	$20.5	$(5.0)

The decrease in amortization of intangible assets was primarily attributable to the completion of amortization in November 2016 of intangible assets associated with our acquisition of Aviva Global made in July 2008, partially offset by the amortization of intangible assets arising out of our acquisitions of Denali and HealthHelp in January 2017 and March 2017, respectively.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Operating profit	$94.9	$47.2	$47.7
As a percentage of revenue	12.5%	7.8%
As a percentage of revenue less repair payments (non-GAAP)	12.8%	8.2%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) is higher due to higher revenue, no impairment of goodwill in fiscal 2018 as compared to the impairment of goodwill recorded in fiscal 2017, lower amortization expenses and higher foreign exchange gain, partially offset by higher cost of revenue, higher general and administrative expenses and higher selling and marketing expenses, each as described above.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Other income, net	$(11.2)	$(8.7)	$(2.5)

Other income is higher in fiscal 2018 as compared with fiscal 2017 due to higher cash and cash equivalents and investments, partially offset by lower interest yield.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Finance expense	$4.3	$0.5	$3.7

Finance expense increased primarily on account of interest on long term loans obtained during the fourth quarter of fiscal 2017 to fund our acquisition of Denali and HealthHelp.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Provision for income taxes	$15.4	$17.5	$(2.1)

The decrease in provision for income taxes was primarily on account of a one-time tax benefit of $ 1.7 million arising from a corporate legal restructuring and a net one-time tax benefit of $ 5.2 million resulting from the adjustments to the deferred tax balances due to a reduction in US corporate tax rate and transition tax charge on undistributed income of a foreign subsidiary (pursuant to the 2017 US Tax Reforms), partially offset by higher taxable profits during the year.

Profit

The following table sets forth our profit for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Profit	$86.4	$37.8	$48.7
As a percentage of revenue	11.4%	6.3%
As a percentage of revenue less repair payments (non-GAAP)	11.7%	6.5%

The increase in profit was primarily on account of higher operating profit, higher other income and a decrease in provision for income taxes partially offset by an increase in finance expense, as explained above.

Fiscal 2017 Compared to Fiscal 2016

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Year ended March 31,
	2017	2016	Change	% Change
	(US dollars in millions)
Revenue	$602.5	$562.2	$40.4	7.2%

The increase in revenue of $40.4 million was primarily attributable to (i) revenue from new clients of $35.8 million including revenue from clients of acquired businesses during fiscal 2017, (ii) an increase in revenue from existing clients of $4.1 million, and (iii) an increase in hedging gain on our revenue by $0.4 million to $6.8 million in fiscal 2017 from $6.4 million in fiscal 2016. The increase in revenue was primarily due to higher volumes in our diversified businesses, travel, healthcare, and shipping and logistics verticals. The increase in revenue was partially offset by the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2016, and lower volumes in our banking and financial services, insurance, and consulting and professional services verticals. The increase was also partially offset by a depreciation of the pound sterling and South African rand against the US dollar by an average of 13.4% and 2.3%, respectively, as compared to the respective average exchange rates in fiscal 2016.

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

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2017	2016	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$578.4	$531.0	$47.4	8.9

The increase in revenue less repair payments (non-GAAP) of $47.4 million was primarily attributable to (i) revenue less repair payments (non-GAAP) from new clients of $35.0 million, including revenue from clients of acquired businesses during fiscal 2017, (ii) an increase in revenue less repair payments (non-GAAP) from existing clients of $12.0 million, and (iii) an increase in hedging gain on our revenue less repair payments (non-GAAP) by $0.4 million to $6.8 million in fiscal 2017 from $6.4 million in fiscal 2016. The increase in revenue was primarily due to higher volumes in our diversified businesses, travel, healthcare, shipping and logistics, and insurance verticals. The increase in revenue was partially offset by the impact of a lower volume of business from one of our top five clients by revenue contribution in fiscal 2016, and lower volumes in our banking and financial services, and consulting and professional services verticals. The increase was also partially offset by a depreciation of the pound sterling and South African rand against the US dollar by an average of 13.4% and 2.3%, respectively, as compared to the respective average exchange rates in fiscal 2016.

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

The increase in revenue less repair payments (non-GAAP) in North America (primarily the US) was primarily driven by higher volumes in our travel, diversified businesses, healthcare, consulting and professional services, shipping and logistics, banking and financial services, utilities verticals and revenues from clients of businesses acquired in fiscal 2017. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to higher volumes in our diversified businesses and utilities verticals, partially offset by lower volumes in our banking and financial services and travel vertical. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher volumes in our insurance, travel, and shipping and logistics verticals, partially offset by a lower volume in our utilities vertical. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher volumes in our healthcare and travel verticals, partially offset by a lower volume in our insurance vertical. The decrease in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to lower volumes in our insurance, consulting and professional services, travel, and utilities verticals, partially offset by higher volumes in our healthcare, diversified businesses, and banking and financial services verticals. The decrease in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to lower volumes in our banking and financial services, travel, and diversified businesses verticals, partially offset by a higher volume in our insurance vertical.

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

During fiscal 2017, our built up seats increased by 6.1% from 26,407 as at the end of fiscal 2016 to 28,008 as at the end of fiscal 2017 as we expanded our existing facility in Gurgaon, India, and added new facilities in South Africa. Our expansion of the facility in Gurgaon was part of our strategy to expand our delivery capabilities, including in the SEZ in India. Further, we added new facilities in Pune and Noida, India, Turkey and the US due to our acquisitions of Value Edge, Denali and HealthHelp during fiscal 2017. Our total headcount increased by 6.7% from 32,388 to 34,547 during the same period, resulting in an increase in our seat utilization rate from 1.21 in fiscal 2016 to 1.23 in fiscal 2017. This 0.02 increase in our seat utilization rate increased our gross profit as a percentage of revenue by approximately 0.21% and increased our gross profit as a percentage of revenue less repair payments (non-GAAP) by approximately 0.22%.

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

Impairment of Goodwill

	Year ended March 31,
	2017	2016	Change
	(US dollars in millions)
Impairment of Goodwill	$21.7	$—	$21.7

During the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We had also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordinly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017.

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

We allocate resources based on segment revenue less repair payments (non-GAAP) and measures segment performance based on revenue less repair payments (non-GAAP) and to a lesser extent on segment operating income. The accounting policies of our reportable segments are the same as those of our company. See “— Critical Accounting Policies.”

We may in the future change our reportable segments based on how our business evolves.

The following table shows revenue and revenue less repair payments (non-GAAP) for our two reportable segments for the periods indicated:

	Year ended March 31,
	2018		2017		2016
	WNS Global BPM	WNS Auto claims BPM	WNS Global BPM	WNS Auto claims BPM	WNS Global BPM	WNS Auto claims BPM
Segment revenue(1)	$722.6	$35.4	$558.0	$44.6	$509.3	$53.3
Less: Payments to repair centers	—	17.0	—	24.1	—	31.2

Revenue less repair payments (non-GAAP) (1)	722.6	18.4	558.0	20.5	509.3	22.1
Cost of revenue (excluding payments to repair centers) (2)	468.0	14.4	361.0	15.6	314.5	18.2
Impairment of Goodwill	—	—	—	21.7	—	—
Other costs(3)	113.6	4.1	84.7	4.9	77.6	5.2

Segment operating profit / (loss)	141.1	(0.1)	112.3	(21.6)	117.2	(1.2)
Other (income)/expense, net	(9.8)	(1.5)	(7.8)	(0.9)	(7.5)	(1.0)
Finance expense	4.1	0.2	0.5	—	0.3	—

Segment profit before income taxes	146.8	1.2	119.5	(20.7)	124.4	(0.2)
Provision for income taxes	15.3	0.1	17.4	0.1	20.9	0.3

Segment profit / (loss)	$131.5	$1.1	$102.1	$(20.8)	$103.5	$(0.5)

Notes:

(1)	Segment revenue and revenue less repair payments (non-GAAP) include inter-segment revenue of $0.1 million for fiscal 2018, $0.1 million for fiscal 2017 and $0.4 million for fiscal 2016.
(2)	Cost of revenue includes inter-segment expenses of $0.1 million for fiscal 2018, $0.1 million for fiscal 2017 and $0.4 million for fiscal 2016, and excludes share-based compensation expense of $3.8 million for fiscal 2018, $2.8 million for fiscal 2017 and $1.9 million for fiscal 2016, which are not allocable between our segments.
(3)	Other costs include selling and marketing, general and administrative expense and foreign exchange gain/loss. Excludes share-based compensation expense of $26.8 million for fiscal 2018, $20.3 million for fiscal 2017 and $16.0 million for fiscal 2016, which are not allocable between our segments.

WNS Global BPM accounted for 95.3% of our revenue and 97.5% of our revenue less repair payments (non-GAAP) in fiscal 2018 as compared to 92.6% of our revenue and 96.4% of our revenue less repair payments (non-GAAP) in fiscal 2017 and 90.5% of our revenue and 95.8% of our revenue less repair payments (non-GAAP) in fiscal 2016.

WNS Global BPM

Segment Revenue

Revenue in the WNS Global BPM segment increased by 29.5% to $722.6 million in fiscal 2018 from $558.0 million in fiscal 2017. This increase was primarily attributable to the increase in the volume of transactions executed for existing and new clients, with $132.8 million being attributable to existing clients, including revenue from clients of acquired businesses and $29.4 million being attributable to new clients. In addition, we had an increase in hedging gain on our revenue by $2.4 million to $9.2 million in fiscal 2018 from $6.8 million in fiscal 2017. The increase was contributed by an appreciation of the pound sterling and South African rand against the US dollar by an average of 1.4% and 7.8%, respectively, as compared to the respective average exchange rates in fiscal 2017.

Revenue in the WNS Global BPM segment increased by 9.6% to $558.0 million in fiscal 2017 from $509.3 million in fiscal 2016. This increase was primarily attributable to the increase in the volume of transactions executed for new and existing clients, with $34.5 million being attributable to new clients, including revenue from clients of acquired businesses and $13.8 million being attributable to existing clients. In addition, we had an increase in hedging gain on our revenue by $0.4 million to $6.8 million in fiscal 2017 from $6.4 million in fiscal 2016. The increase was partially offset by a depreciation of the pound sterling and South African rand against the US dollar by an average of 13.4% and 2.3%, respectively, as compared to the respective average exchange rates in fiscal 2016.

Segment Operating Profit

Fiscal 2018 compared to Fiscal 2017

Segment operating profit in the WNS Global BPM segment increased by 25.6% to $141.0 million in fiscal 2018 from $112.3 million in fiscal 2017. The increase was primarily attributable to higher segment revenue and higher foreign exchange gains, partially offset by higher cost of revenue, higher general and administrative expenses and higher selling and marketing expense.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $106.9 million to $468.0 million in fiscal 2018 from $361.0 million in fiscal 2017, primarily on account of (i) an increase in employee costs by $78.4 million on account of higher headcount, (ii) an increase in facilities costs by $23.9 million due to an expansion of our existing facility in Pune, India, and the addition of new facilities in Pune and Vishakhapatnam, India and Philippines, (iii) an increase in depreciation cost by $3.1 million, and (iv) an increase in travel cost by $2.4 million. Also, the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, in fiscal 2018, as compared to the respective average exchange rates in fiscal 2017, resulted in a higher cost of revenue of approximately $12.1 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $28.8 million to $113.6 million in fiscal 2018 from $84.7 million in fiscal 2017, primarily on account of (i) an increase in general and administrative expenses by $20.7 million, and (ii) an increase in selling and marketing expenses by $8.2 million, partially offset by an increase in foreign exchange gain by $0.1 million.

General and administrative expenses increased by $20.7 million to $89.6 million in fiscal 2018 from $68.9 million in fiscal 2017, primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount and wage inflation, higher legal and professional expenses (including costs related to our acquisitions), higher other costs, and higher travel cost. Further, the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, for fiscal 2018, as compared to the respective average exchange rates for fiscal 2017, resulted in an increase in general and administrative expenses.

Selling and marketing expenses increased by $8.2 million to $38.7 million in fiscal 2018 from $30.5 million in fiscal 2017, primarily due to an increase in employee costs as a result of an increase in sales headcount and higher travel cost. Further, the appreciation of the pound sterling and Indian rupee against the US dollar by an average of 1.4% and 3.9% respectively, in fiscal 2018, as compared to the average exchange rate for fiscal 2017, resulted in an increase in selling and marketing expenses.

The foreign exchange gains were primarily due to higher gains of $8.5 million from our US dollar denominated hedges as a result of an appreciation of the pound sterling against the US dollar and our rupee denominated hedges as a result of a appreciation of the Pound Sterling against the Indian rupee, partially offset by a higher foreign currency revaluation loss of $8.0 million arising from a loss of $4.1 million for the year ended March 31, 2018 as against a gain of $3.9 million for the year ended March31, 2017

Fiscal 2017 compared to Fiscal 2016

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

Segment Profit

Segment profit in the WNS Global BPM segment increased by 28.7% to $131.4 million in fiscal 2018 from $102.1 million in fiscal 2017. The increase in profit was primarily attributable to higher operating profit, lower provision for income taxes and higher other income, net, partially offset by higher finance expense.

The other income, net increased by $2.0 million in fiscal 2018 to $9.8 million from $7.8 million in fiscal 2017 primarily due to higher cash and cash equivalents and investments, partially offset by lower interest yield and earnings due to funds utilized for our share repurchases in fiscal 2018.

The finance expense for fiscal 2018 was $4.1 million as compared to $0.5 million in fiscal 2017 primarily due to interest on long term loans obtained during the fourth quarter of fiscal 2017 to fund our acquisitions of Denali and HealthHelp.

Provision for income taxes in fiscal 2018 was $15.3 million as compared to $17.4 million in fiscal 2017. Provision for income taxes was lower primarily on account of a one-time tax benefit of $ 1.7 million arising from a corporate legal restructuring and a net one-time tax benefit $ 5.2 million resulting from the adjustments to the deferred tax balances due to a reduction in US corporate tax rate and transition tax charge on undistributed income of a foreign subsidiary (pursuant to the 2017 US Tax Reforms), partially offset by higher taxable profits during the year.

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

WNS Auto Claims BPM

Segment Revenue

Revenue in the WNS Auto Claims BPM segment decreased by $9.2 million to $35.4 million in fiscal 2018 from $44.6 million in fiscal 2017. The decrease was primarily on account of a decrease in revenue from existing clients of $9.9 million, partially offset by an increase in revenue from new clients by $0.7 million. The increase was also on account of an appreciation of the pound sterling against the US dollar by an average of 1.4% in fiscal 2018 as compared to the average exchange rate in fiscal 2017. Payments made to repair centers in fiscal 2018 decreased by $7.1 million to $17.0 million in fiscal 2018 from $24.1 million in fiscal 2017.

Revenue less repair payments (non-GAAP) in this segment decreased by $2.1 million to $18.4 million in fiscal 2018 from $20.5 million in fiscal 2017. The decrease was primarily on account of a decrease in revenue from existing clients of $2.5 million, partially offset by an increase in revenue from new clients by $0.4 million. The increase was also on account of an appreciation of the pound sterling against the US dollar by an average of 1.4% in fiscal 2018 as compared to the average exchange rate in fiscal 2017.

Revenue in the WNS Auto Claims BPM segment decreased by $8.7 million to $44.6 million in fiscal 2017 from $53.3 million in fiscal 2016. The decrease was primarily on account of a decrease in revenue from existing clients of $10 million, partially offset by an increase in revenue from new clients by $1.3 million. The decrease was also on account of a depreciation of the pound sterling against the US dollar by an average of 13.4% in fiscal 2017 as compared to the average exchange rate in fiscal 2016. Payments made to repair centers in fiscal 2017 decreased by $7.1 million to $24.1 million in fiscal 2017 from $31.2 million in fiscal 2016.

Revenue less repair payments (non-GAAP) in this segment decreased by $1.6 million to $20.5 million in fiscal 2017 from $22.1 million in fiscal 2016. The decrease was primarily on account of a decrease in revenue from existing clients of $2.1 million, partially offset by an increase in revenue from new clients by $0.5 million. The decrease was also on account of a depreciation of the pound sterling against the US dollar by an average of 13.4% in fiscal 2017 as compared to the average exchange rate in fiscal 2016.

Segment Operating Profit

The segment reported an operating loss of $0.1 million in fiscal 2018 as compared to a loss of $21.6 million in fiscal 2017. The lower segment operating loss recorded in fiscal 2018 was primarily due to a non-recurring expense of impairment of goodwill recognized in fiscal 2017. The lower segment operating loss was also in part due to lower cost of revenue (excluding payments to repair centers), lower general and administrative expenses and higher foreign exchange gains, partially offset by lower revenue less repair payments (non-GAAP).

Our cost of revenue (excluding payments to repair centers) decreased by $1.2 million to $14.4 million in fiscal 2018 from $15.6 million in fiscal 2017. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in our employee costs by $0.8 million, and a decrease in facilities cost by $0.1 million.

Our other costs include selling and marketing expenses, general and administrative expenses, and foreign exchange loss or gain. Our other costs decreased by $0.9 million to $4.0 million in fiscal 2018 from $4.9 million in fiscal 2017, primarily on account of a decrease in general and administrative expenses by $0.5 million to $3.8 million in fiscal 2018 from $4.3 million in fiscal 2017, partially offset by an increase in foreign exchange gains by $0.3 million.

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

During the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of such business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017.

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

Segment Profit

The segment reported a gain of $1.1 million in fiscal 2018 as compared to a loss of $20.8 million in fiscal 2017. This was primarily attributable to lower segmental operating losses and higher other income, net in fiscal 2018 of $1.5 million as compared to $0.9 million in fiscal 2017.

Provision for income taxes in fiscal 2018 remained flat at $0.1 million.

The segment reported a loss of $20.8 million in fiscal 2017 as compared to a loss of $0.5 million in fiscal 2016. This was primarily attributable to a higher operating loss and lower other income, net in fiscal 2017 of $0.9 million as compared to $1.0 million in fiscal 2016, partially offset by lower provision for income tax.

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

	Fiscal 2018				Fiscal 2017
	Three months ended				Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
	(Unaudited, US dollars in millions)
Revenue	$202.7	$188.6	$186.5	$180.1	$159.4	$145.4	$149.8	$148.0
Cost of revenue	128.4	124.4	125.5	124.7	107.4	97.5	99.7	98.7

Gross Profit	74.3	64.1	61.0	55.4	52.0	47.9	50.1	49.3
Operating expenses:
Selling and marketing expenses	11.8	10.6	10.3	9.0	9.0	7.9	8.0	7.7
General and administrative expenses	30.5	28.3	31.3	27.5	27.3	21.5	22.1	20.9
Foreign exchange loss / (gains), net	(1.4)	(4.4)	(4.4)	(4.8)	(5.7)	(6.2)	(2.5)	(0.1)
Impairment of Goodwill	—	—	—	—	21.7	—	—	—
Amortization of intangible assets	4.0	3.9	3.7	3.9	2.9	4.1	7.2	6.3

Operating profit / (loss)	29.4	25.7	20.1	19.8	(3.3)	20.6	15.3	14.5
Other (income) expense, net	(3.6)	(2.5)	(2.4)	(2.8)	(2.0)	(2.2)	(2.1)	(2.3)
Finance expense	1.1	1.0	1.0	1.1	0.4	—	—	0.1
Provision for income taxes	7.3	0.9	2.5	4.7	3.3	4.8	4.7	4.6

Profit	24.5	26.3	18.9	16.7	(5.0)	18.0	12.6	12.2

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2018				Fiscal 2017
	Three months ended				Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
	(Unaudited)
Gross profit as a percentage of revenue	36.7%	34.0%	32.7%	30.7%	32.6%	32.9%	33.4%	33.3%
Operating profit as a percentage of revenue	14.5%	13.6%	10.8%	11.0%	(2.0)%	14.2%	10.2%	9.8%
Gross profit as a percentage of revenue less repair payments (non-GAAP)	37.5%	34.6%	33.5%	31.6%	33.7%	34.3%	34.8%	35.0%
Operating profit as a percentage of revenue less repair payments (non-GAAP)	14.8%	13.9%	11.0%	11.3%	(2.1)%	14.7%	10.6%	10.3%

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Fiscal 2018				Fiscal 2017
	Three months ended				Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
	(Unaudited, US dollars in millions)
Revenue	$202.7	$188.6	$186.5	$180.1	$159.4	$145.4	$149.8	$148.0
Less: Payments to repair centers	4.5	3.4	4.2	4.8	5.3	5.6	6.0	7.2

Revenue less repair payments (non-GAAP)	$198.2	$185.2	$182.3	$175.3	$154.1	$139.8	$143.7	$140.8

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our obligations under debt and operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2018 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in thousands)
Long term debt (before netting off debt issuance costs)	89,900	28,100	45,000	16,800	—
Estimated interest payments (1)	5,067	2,345	2,372	350	—
Trade payables	19,703	19,703	—	—	—
Operating leases	131,907	27,572	47,115	29,783	27,437
Purchase obligations (net of capital advances)	5,762	5,762	—	—	—

Total	$252,339	$83,482	$94,487	$46,933	$27,437

Note:

(1)	Interest payments on debt includes payout for interest rate swaps which convert our floating rate debt to fixed rate debt. There is no contractual obligation to renew this debt.

Our pension and other employee obligations (non-current) amounting to $9.6 million as at March 31, 2018, included in the consolidated statement of financial position, have not been disclosed in the table above as the amounts and timing of payments cannot be reliably estimated or determined at present.

Uncertain income tax liabilities totaling $12.4 million, have not been disclosed in the table above because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or obligations.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013. We have filed an application for a renewal of the advance pricing agreement for another five years starting from April 2018 and will continue to apply the same methodology as set out in the advance pricing agreement pending the renewal of the agreement. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2014 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,830.0 million ($43.4 million based on the exchange rate on March 31, 2018) in additional taxes, including interest of ₹1,123.2 million ($17.2 million based on the exchange rate on March 31, 2018).

The following sets forth the details of these orders of assessment:

Entities	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
	(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$0.2	(1)	₹	3.1	$0.1	(1)
WNS Global	Fiscal 2005	₹	27.4	$0.4	(1)	₹	8.6	$0.1	(1)
WNS Global	Fiscal 2006	₹	489.1	$7.5	(1)	₹	181.5	$2.8	(1)
Permanent establishment of WNS UK in India	Fiscal 2006	₹	67.9	$1.0	(1)	₹	24.1	$0.4	(1)
WNS Global	Fiscal 2007	₹	98.7	$1.5	(1)	₹	31.9	$0.5	(1)
Permanent establishment of WNS NA Inc. (“WNS NA”) and WNS UK in India	Fiscal 2007	₹	18.6	$0.3	(1)	₹	4.4	$0.1	(1)
WNS Global	Fiscal 2008	₹	819.6	$12.5	(1)	₹	344.1	$5.3	(1)
Permanent establishment of WNS NA in India	Fiscal 2008	₹	19.5	$0.3	(1)		—	—
Permanent establishment of WNS UK in India	Fiscal 2009	₹	6.7	$0.1	(1)		—	—
WNS Global	Fiscal 2010	₹	60.2	$0.9	(1)	₹	23.5	$0.4	(1)
WNS BCS	Fiscal 2010	₹	1.0	$0.1	(1)		—	—
WNS Global	Fiscal 2012	₹	305.7	$4.7	(1)	₹	107.4	$1.6	(1)
WNS Global	Fiscal 2013	₹	423.0	$6.5	(1)	₹	137.2	$2.1	(1)
WNS Global	Fiscal 2014	₹	480.1	$7.4	(1)	₹	257.4	$3.8	(1)
Total		₹	2,830.0	$43.4	(1)	₹	1,123.2	$17.2	(1)

Note:

(1)	Based on the exchange rate as at March 31, 2018.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2018, we have provided a tax reserve of ₹806.2 million ($12.4 million based on the exchange rate on March 31, 2018) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹2,933.0 million ($45.0 million based on the exchange rate on March 31, 2018) in additional taxes, including interest of ₹905.8 million ($13.9 million based on the exchange rate on March 31, 2018). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹874.4 million ($13.4 million based on the exchange rate on March 31, 2018) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2018, corporate tax returns for fiscal years 2015 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, legal opinions from counsel on certain matters, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.3 million based on the exchange rate on March 31, 2018) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.2 million based on the exchange rate on March 31, 2018) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

As at March 31, 2018, we had cash and cash equivalents of $99.8 million which were primarily held in Indian rupees, US dollars, pound sterling, South African rand and Sri Lankan rupees. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $121.5 million as at March 31, 2018.

As at March 31, 2018, our total debt outstanding was $89.9 million. We also had available lines of credit amounting to $78.3 million, all of which were available as at March 31, 2018.

As at March 31, 2018, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹1,100 million ($16.9 million based on the exchange rate on March 31, 2018) from The Hongkong and Shanghai Banking Corporation Limited, $15 million from BNP Paribas, ₹1,200 million ($18.4 million based on the exchange rate on March 31, 2018) from Citibank N.A. and ₹810 million ($12.4 million based on the exchange rate on March 31, 2018) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2018, there was no amount utilized from these lines of credit.

In February 2018, WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($13.9 million based on the exchange rate on March 31, 2018) until February 28, 2019. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2018, there was no outstanding amount under this facility.

As at March 31, 2018, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 20.5 million ($1.7 million based on the exchange rate on March 31, 2018) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2018, there was no outstanding amount under this facility.

In January 2017, our US subsidiary, WNS North America Inc., obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. In connection with the term loan, we have entered into an interest rate swap with a bank to swap the variable portion of the interest based on three-month US dollar LIBOR to a fixed rate of 1.5610%. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual installments. The first five repayment installments are $5.7 million each and the sixth and final repayment installment is $5.8 million. On July 20, 2017 and January 22, 2018, we made scheduled repayments of $5.7 million each. As at March 31, 2018, $22.7 million was outstanding under this loan facility.

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we have entered into interest rate swaps with banks to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semiannual installments of $8.4 million each. On September 14, 2017 and March 14, 2018, we made scheduled repayments of $8.4 million each. As at March 31, 2018, $67.2 million was outstanding under this loan facility.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and HealthHelp and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and HealthHelp and working capital needs. We currently expect our capital expenditures needs in fiscal 2019 to be approximately $30.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure for fiscal 2018 amounted to $33.7 million and our capital commitments (net of capital advances) as at March 31, 2018 were $5.8 million. Of the capital expenditure incurred in fiscal 2018, approximately $18.2 million was incurred in India, approximately $7.1 million was incurred in Philippines, approximately $1.5 million was incurred in South Africa, approximately $1.4 million was incurred in Europe (excluding the UK), and approximately $5.5 million was incurred in the rest of the world. Of the capital commitments amount, we plan to spend approximately $3.0 million in India, approximately $0.3 million in South Africa, approximately $1.0 million in Philippines, approximately $0.04 million in Europe (excluding the UK), and approximately $1.5 million in the rest of the world. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of our indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for fiscal 2018, 2017 and 2016:

	Year ended March 31,
	2018	2017	2016
	(US dollars in millions)
Net cash provided by operating activities	$136.3	$92.1	$102.9
Net cash used in investing activities	$(43.6)	$(131.3)	$(30.1)
Net cash (used in)/provided by financing activities	$(66.0)	$61.6	$(55.2)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $136.3 million for fiscal 2018 from $92.1 million for fiscal 2017. The increase in net cash provided by operating activities was attributable to an increase in profit as adjusted for non–cash and other items by $52.6 million, an increase in interest received by $1.3 million and a decrease in taxes paid by $2.2 million, which was partially offset by an increase in outflow on account of working capital changes by $8.7 million and an increase in interest paid by $3.3 million.

The net profit as adjusted for non-cash and other items, primarily comprised the following: (i) profit of $86.4 million for fiscal 2018 as compared to $37.8 million for fiscal 2017; (ii) unrealized exchange loss of $2.7 million for fiscal 2018 as compared to an unrealized exchange gain of $11.1 million for fiscal 2017; (iii) share-based compensation expense of $30.6 million for fiscal 2018 as compared to $23.0 million for fiscal 2017; (iv) unrealized loss on derivative instruments of $5.3 million for fiscal 2018 as compared to an unrealized exchange gain of $1.9 million on derivative instruments for fiscal 2017; (v) interest expense of $3.8 million for fiscal 2018 as compared to $0.5 million for fiscal 2017; (vi) income tax expense (current tax and deferred tax) of $15.4 million for fiscal 2018 as compared to $17.5 million for fiscal 2017; (vii) depreciation and amortization expense of $35.5 million for fiscal 2018 as compared to $37.4 million for fiscal 2017; (viii) impairment of goodwill of $Nil for fiscal 2018 as compared to $21.7 million for fiscal 2017; (ix) interest income of $3.7 million for fiscal 2018 as compared to $2.1 million for fiscal 2017; (x) dividend income of $3.6 million for fiscal 2018 as compared to $4.1 million for fiscal 2017; and (xi) reversal of contingent consideration of $1.3 million for fiscal 2018 as compared to $Nil for fiscal 2017.

Cash outflow on account of working capital changes was $7.4 million for fiscal 2018 as compared to a cash inflow of $1.2 million for fiscal 2017. This was primarily on account of an increase in cash outflow due to higher trade receivables and unbilled revenue by $14.8 million, an increase in cash outflow due to lower deferred revenue by $4.9 million, and an increase in cash outflow due to higher other assets by $2.1 million, partially offset by a decrease in cash outflow towards trade payables by $6.2 million and other liabilities by $6.8 million.

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

Cash inflow on account of working capital changes was $1.2 million for fiscal 2017 as compared to a cash outflow of $11.7 million for fiscal 2016. This was primarily on account of a decrease in cash outflow due to lower current assets by $7.0 million, a decrease in cash outflow due to lower trade receivables and unbilled revenue by $4.1 million, an increase in cash inflow due to higher deferred revenue by $3.4 million, partially offset by an increase in cash outflow towards trade payable by $1.9 million.

Cash Flows from Investing Activities

Net cash used in investing activities decreased to $43.6 million for fiscal 2018 from $131.3 million for fiscal 2017. This was primarily on account of a cash outflow of $5.6 million in fiscal 2018 towards our acquisitions made in fiscal 2017 as compared to $135.6 million in fiscal 2017; and net cash inflow of $4.2 million from maturity of fixed deposits for fiscal 2018 as compared to net cash outflow towards placement of fixed deposits of $9.6 million for fiscal 2017, which was partially offset by a cash outflow of $33.7 million for fiscal 2018 towards the purchase of property, plant and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $22.9 million for fiscal 2017; and net cash outflow towards purchase of marketable securities of $12.8 million for fiscal 2018 as compared to net cash inflow from sale of marketable securities of $32.4 million for fiscal 2017.

Net cash used in investing activities increased to $131.3 million for fiscal 2017 from $30.1 million for fiscal 2016. This was primarily on account of a cash outflow of $135.6 million towards our acquisitions made in fiscal 2017 as compared to $2.6 million in fiscal 2016; a cash inflow of $Nil for fiscal 2017 as compared to $30.1 million for fiscal 2016 from sale of fixed maturity plans (“FMPs”); a net investment in fixed deposits of $9.7 million for fiscal 2017 as compared to $6.0 million for fiscal 2016; partially offset by a net cash inflow of $32.4 million from sale of marketable securities for fiscal 2017 as compared to a net cash outflow of $29.6 million invested in purchase of marketable securities in fiscal 2016; and cash outflow of $22.9 million for fiscal 2017 towards the purchase of property, plant and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $27.5 million for fiscal 2016.

Cash Flows from Financing Activities

Net cash used in financing activities increased to $66.0 million for fiscal 2018 as compared to net cash provided by financing activities of $61.6 million for fiscal 2017. This was primarily on account of an increase in cash outflow towards repayment of long term debt of $28.1 million for fiscal 2018 as compared to a cash inflow from long term debt taken of $118.0 million for fiscal 2017; a decrease in cash inflow from the exercise of options by grantees under our share plans of $1.3 million for fiscal 2018 as compared to $8.9 million for fiscal 2017, which was partially offset by an decrease in cash outflow towards share repurchase of $39.5 million for fiscal 2018 as compared to $64.2 million for fiscal 2017.

Net cash provided by financing activities increased to $61.6 million for fiscal 2017 as compared to net cash used in financing activities of $55.2 million for fiscal 2016. This was primarily on account of an increase in cash inflow from long term debt of $118.0 million for fiscal 2017 as compared to a cash outflow of $13.2 million towards repayment of long term debt and $13.1 million towards net repayment of short term borrowings for fiscal 2016; an increase in cash inflow from the exercise of options by grantees under our share plans of $8.9 million for fiscal 2017 as compared to $1.3 million for fiscal 2016, which was partially offset by an increase in cash outflow towards share repurchase of $64.2 million for fiscal 2017 as compared to $30.5 million for fiscal 2016.

Share Repurchases

In March 2018, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the repurchase with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

In March 2016, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date the shareholders resolution approving the repurchase program was passed. In fiscal 2017, we purchased 2.2 million ADSs in the open market for a total consideration of $64.2 million (including transaction costs). In fiscal 2018, we purchased the balance 1.1 million ADSs in the open market for a total consideration of $39.5 million (including transaction costs) and completed the share repurchase program. The average price we paid per ADS was $31.38. The shares underlying these purchased ADSs have been accounted for as treasury shares, at cost. These share repurchases were funded with cash on hand.

New Accounting Pronouncements Not Yet Adopted by our Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2018 or later periods. Those which are considered to be relevant to our operations are set out below.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. We will apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard) which will be based on specific terms of active contracts as at April 1, 2018. We have evaluated specific terms of such contracts, potential changes to accounting system and processes, and additional disclosure requirements that may be necessary.

We expect revenue recognition across the portfolio of services to remain largely unchanged, however there will be an impact on the timing of recognition of certain contract costs, which will now be amortized over the contract period rather than expensed as incurred. Further, some of our contracts have provisions primarily with regards to service level arrangements and discounts which we need to estimate at contract inception and account for in revenue. Based on the analysis completed to date, we do not currently expect that the adoption will have a material impact on consolidated revenue in our consolidated financial statements.

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

In October 2017, the IASB issued an amendment to IFRS 9 on the modification of financial liabilities measured at amortized cost that does not result in the derecognition of the financial liability. The amendment states that any adjustment to the amortized cost of the financial liability arising from a modification or exchange shall be recognized in the profit or loss at the date of the modification or exchange. A retrospective change of the accounting treatment may therefore become necessary if in the past the effective interest rate was adjusted, and not the amortized cost amount.

This amendment is to be applied retrospectively for fiscal years beginning on or after January 1, 2019, i.e. one year after the first application of IFRS 9 in its current version and early application is permitted. Additional transitional requirements and corresponding disclosure requirements must be observed when applying the amendments for the first time. We are currently evaluating the impact of this amendment on our consolidated financial statements.

We will adopt this standard effective April 1, 2018 by applying the relief from restating comparative information. The key areas impacted upon adoption of the new standard relates to the presentation of hedging instrument gain or losses on cash flow hedges on intercompany forecasted revenue transactions as part of revenues, accounting for time value of options and the presentation of classification and measurement of our financial instruments. Based on the analysis completed to date, we do not currently expect that the adoption will have a material impact on our consolidated financial statements.

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

We intend to adopt these amendments prospectively and expect no material impact on our consolidated financial statements.

v.	In December 2016, the IFRS Interpretations Committee (“IFRIC”) issued amendments to IFRIC 22 – “Foreign Currency Transactions and Advance Consideration” to clarify the exchange rate to use for translation when payments are made or received in advance of the related asset, expense or income (or part of it) in foreign currency.

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

On initial application, entities have the choice to apply the Interpretation either retrospectively or, alternatively, prospectively to all assets, expenses and income in the scope of the Interpretation initially recognized on or after:

•	the beginning of the reporting period in which the entity first applies the Interpretation; or

•	the beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the Interpretation.

We intend to adopt these amendments prospectively and expect no material impact on our consolidated financial statements.

vi.	In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

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

We are currently evaluating the impact of this pronouncement on our consolidated financial statements.

vii.	In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments are as follows:

•	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

•	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at March 31, 2018) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon(1)(2)	64	Non-Executive Chairman
Gareth Williams(2)(3)	65	Director
John Freeland(4)	64	Director
Keshav R. Murugesh	54	Director and Group Chief Executive Officer
Michael Menezes(6)	65	Director
Renu S. Karnad(1)(7)	65	Director
Francoise Gri(5)	60	Director
Keith Haviland(5)(8)	59	Director
Mario Vitale(5)(9)	62	Director
Executive Officers
Keshav R. Murugesh	54	Group Chief Executive Officer
Sanjay Puria	44	Group Chief Financial Officer
Ronald Gillette	61	Chief Operating Officer
Swaminathan Rajamani	41	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Compensation Committee.
(4)	Member of our Audit Committee until April 24, 2018. Member of our Compensation Committtee and Nominating and Corporate Governance Committee with effect from April 25, 2018.
(5)	Member of our Audit Committee.
(6)	Chairman of Audit Committee with effect from September 27, 2017.
(7)	Chairman of our Nominating and Corporate Governance Committee.
(8)	Appointed as a director of our Company with effect from July 01, 2017.
(9)	Appointed as a director of our Company with effect from October 27, 2017.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. In January 2014 he was appointed as the Non-Executive Chairman of the Board. He is currently a member of the Board of Directors and a member of the Audit & Risk Committee and of the Compensation Committee of HealthEquity, Inc. Mr. Dillon was a member of the Board of Directors and Chairman of the Audit and Finance Committees of Williams-Sonoma, Inc from May 2005 until May 2017. He also served as a member of the Board of Directors of NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. During his career, Mr. Dillon held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President - Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in economics. The business address of Mr. Dillon is 5872 Cottage Ridge Road, Santa Rosa, CA 95403, USA.

Gareth Williams was appointed to our Board of Directors in January 2014. Currently Mr. Williams serves as an independent director of SAGA plc. He served as a Chairman of YSC until November 2017. He also served as a member of the Board of YSC from 2013 to 2017. He also served as the advisor to the CEO of Diageo plc until June 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University. The business address of Mr. Williams is High Tees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, United Kingdom.

John Freeland was appointed to our Board of Directors in September 2014. Currently, Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc, Chairman and founder of JF Manufacturing LLC and he is the founder of JF Fitness of North America. He is on the Board of Arc Document Solutions, Inc. He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the CEO of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President - Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. In April 2018, he was appointed as the Vice-Chairman of the Executive Council of NASSCOM. He was the Chairman of the Audit Committee of NASSCOM (2017-18) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry - Western India’s Education Committee (2017-18). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400079, India.

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

Renu S Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad had joined Housing Development Finance Corporation Limited (HDFC Limited) in 1978 and is currently serving as the Managing Director of HDFC Limited. She is also a director on several other Boards, including BOSCH Limited, Gruh Finance Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, Indraprastha Medical Corporation Limited, Feedback Infra Private Limited, HIREF International LLC, ABB India Limited, H T Parekh Foundation, HIREF International Fund II Pte. Limited, HIF International Fund Pte Limited, HDFC Plc (Maldives), Maruti Suzuki India Limited, Bangalore International Airport Limited and Quickr Mauritius Holding Private Limited. Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs. The business address of Mrs. Karnad is HDFC Limited, Capital Court, 1st Floor, Munirka, Off Palme Marg, New Delhi 110067, India.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as CEO of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President - France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in the role of President and Country GM for IBM France. She is a member of the Board of Directors at Credit Agricole, Credit Agricole Investment Banking and Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France. The business address of Ms. Gri is 25, Rue des Vaussourds, 92500 Rueil Malmaison, France.

Keith Haviland was appointed to our Board of Directors in July 2017. He brings 35 years of global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a founder of their offshore business model and global delivery network for their Technology Services. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. Currently, Keith is a film producer and the founder of Haviland Digital Limited, a company dedicated to creating intelligent film, television and digital media. He also serves on the board of Mission Control Productions Limited, Mirabilis Technology Services Limited, Caravan Media Limited, Haviland Digital Co-Productions Limited, 35 Yard Development Limited and Tin Goose Films Ltd. Mr. Haviland received a Master of Arts degree from Gonville and Caius College, Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Liveryman of the Worshipful Company of Information Technologists. The business address of Mr Haviland is 8 Albany Park Road, Kingston Upon Thames, London, KT2 5SW, United Kingdom.

Mario Vitale was appointed to our Board of Directors in October 2017. He has over 40 years of experience in the insurance industry. Currently, Mario serves as the CEO of Vitality Risk, LLC and the Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He also serves as the Trustee of St John’s University College of Insurance and the Director of Growthsource Academy, a non-profit organization. Most recently, he was the CEO of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the CEO of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the CEO of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is PO Box, #1679, Amagansett, NY 11930, USA.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance function. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 19 years of experience, out of which over 15 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group CFO. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing & commercials and implementation of LEAN initiatives. Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Ronald Gillette is our Chief Operating Officer and is responsible for WNS’s global sales, operations and capability creation. He drives WNS’s strategic plans and operating results. Prior to joining WNS, Mr. Gillette worked with Xerox in the US and Europe. Previously, he was the Group President, Xerox Business Services in Europe with responsibility for all Financial Services and Insurance clients and had led Xerox’s global FAO business. Before joining Xerox Services, Gillette was a senior partner at Accenture, responsible for growing its BPM business. He has also worked with Deloitte Consulting, Ernst & Young and EDS in various leadership roles with a focus on building outsourcing businesses. He has a Bachelor of Science degree from the United States Military Academy, at West Point. He holds a Master of Business Administration degree from Marymount University in Arlington, Virginia. The business address of Mr. Gillette is 15 Exchange Plaza, Jersey City, New Jersey, 07302, USA.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s Human Resources function and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. He has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

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

Benchmarking and Use of Compensation Consultant for Fiscal 2018

During fiscal 2018, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our executive officers in fiscal 2018 included the following:

•	Genpact Limited;

•	EXL Service Holdings Inc.;

•	HCL Technologies;

•	Cognizant Technologies;

•	Infosys (BPM);

•	Capgemini (IT / BPM);

•	Syntel Inc.;

•	Wipro Technologies (BPM);

•	Tata Consultancy Services (BPM);

•	Accenture (BPM);

•	Barclays Shared Services; and

•	FirstSource Solutions;

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2018.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2018 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2018” below.

Executive Compensation for Fiscal 2018

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2018 (excluding grants of RSUs which are described below).

Name	Base Salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$714,968	$69,142	$2,475,037	$3,259,147
Sanjay Puria	$292,510	$15,654	$798,871	$1,107,035
Ronald Gillette	$460,000	$12,009	$640,458	$1,112,467
Swaminathan Rajamani	$248,423	$13,432	$339,234	$601,089

Total	$1,715,901	$110,237	$4,253,600	$6,079,738

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites.”

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2018 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following changes to the base salary:

•	Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $821,252 from $763,960 in fiscal 2018. The salary revision was effective February 19, 2018.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $307,258 from $260,388 in fiscal 2018. The salary revision was effective April 1, 2017.

•	Mr. Ronald Gillette’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $460,000 from $424,823 in fiscal 2018. The salary revision was effective April 1, 2017.

•	Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $260,949 from $212,154 in fiscal 2018. The salary revision was effective April 1, 2017.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), operating margin and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2018 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal year 2018. Each of our executive officers’ variable incentive packages for fiscal 2018 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus at $1,026,566 effective February 19, 2018 for 100% achievement of objectives. Hence, the pro-rated target variable incentive amount would be $963,044 for fiscal 2018. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 257.0% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2018 at $307,258 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 260.0% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Gillette’s target variable incentive for 2018 at $460,000 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Gillette’s performance objectives the achievement of targets for revenue less repair payments (non-GAAP), ANI (non-GAAP) and operating margins for our various vertical business units, and individual performance objectives. Based on actual performance against these various objectives, Mr. Gillette earned 139.2% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2018 at $130,475 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 260.0% of his variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2018, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2018:

Name	Date of grant	Total RSUs granted for fiscal 2018		Grant date fair value ($) (1)
Keshav R. Murugesh	26-Apr-17	379,950	(2)	30.27
Sanjay Puria	26-Apr-17	47,100	(3)	30.27
	26-Apr-17	3,000	(4)	30.27
Ronald Gillette	26-Apr-17	53,700	(3)	30.27
	26-Apr-17	3,000	(4)	30.27
Swaminathan Rajamani	26-Apr-17	40,350	(3)	30.27
	26-Apr-17	3,000	(4)	30.27

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the grant date fair value of equity-based RSUs granted during the year.
(2)	The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vest according to the following schedule: 3.75% of the base award vest quarterly on the completion of each of the first eight quarters following the grant date, subject to the awardee’s continued employment with our company through the vesting date; 2.50% of the base award vest quarterly on the completion of each of the following four quarters, subject to the awardee’s continued employment with our company through the vesting date; and 60% of the base award vest on the third anniversary of the grant date, subject to the awardee’s continued employment with our company through the vesting date and the achievement of conditions relating to financial and total shareholder’s return performance as determined by our Compensation Committee. The awardee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the awardee’s continued employment with our company through the vesting date and the achievement of conditions relating to financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of these RSUs is generally the market price of our shares on the date of grant.
(3)	The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vest according to the following schedule: 3.33% of the base award vest quarterly on the completion of each of the first twelve quarters following the grant date, subject to the awardee’s continued employment with our company through the vesting date; and 60% of the base award vest on the third anniversary of the grant date, subject to the awardee’s continued employment with our company through the vesting date and the achievement of conditions relating to financial and total shareholder’s return performance as determined by our Compensation Committee. The awardee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the awardee’s continued employment with our company through the vesting date and the achievement of conditions relating to financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of these RSUs is generally the market price of our shares on the date of grant.
(4)	These RSUs vest according to the following schedule: 20%, 20% and 60% of the RSUs awarded vest on the first, second and third anniversary, respectively of the grant date, subject to the grantee’s continued employment with our company through the applicable vesting date.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to executive officers in fiscal 2018 are summarized below:

Name	Provident fund	Insurance benefits	Club membership	Total
Keshav R. Murugesh	$55,472	$1,954	$11,716	$69,142
Sanjay Puria	$14,748	$906	$—	$15,654
Ronald Gillette	$10,800	$1,209	$—	$12,009
Swaminathan Rajamani	$12,526	$906	$—	$13,432

Total	$93,546	$4,975	$11,716	$110,237

Non-executive Director Compensation for Fiscal 2018

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2018 (excluding grants of RSUs which are described below):

Name	Retainership fees	Retainership fees for Board/Committee Chairman		Total
Adrian T. Dillon	$—	$160,000	(1)	$160,000
Albert Aboody	$30,939	$14,733	(2)	$45,672
Gareth Williams	$63,000	$20,000	(3)	$83,000
John Freeland	$63,000	$—		$63,000
Michael Menezes	$63,000	$15,329	(4)	$78,329
Renu S. Karnad	$63,000	$13,750	(5)	$76,750
Francoise Gri	$63,000	$—		$63,000
Keith Haviland(6)	$47,250	$—		$47,250
Mario Vitale(7)	$27,142	$—		$27,142

	$420,331	$223,812		$644,143

Notes:

(1)	Fee paid to Mr. Adrian T. Dillon for serving as chairman of our Board of Directors in fiscal 2018.
(2)	Mr. Albert Aboody retired as a director of our company with effect from September 27, 2017.
(3)	Fee paid to Mr. Gareth Williams for serving as chairman of our Compensation Committee in fiscal 2018.
(4)	Fee paid to Mr. Michael Menezes for serving as chairman of our Audit Committee in fiscal 2018 from September 27, 2017.
(5)	Fee paid to Mr. Renu S. Karnad for serving as chairman of our Nominating and Corporate Governance Committee in fiscal 2018.
(6)	Mr. Keith Haviland was appointed as a director of our company with effect from July 01, 2017.
(7)	Mr. Mario Vitale was appointed as a director of our company with effect from October 27, 2017.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2018 with a vesting period of one year. No options were granted in fiscal 2018.

Name	Date of grant	Total RSUs granted for fiscal 2018	Grant date fair value ($) (1)	Expiration date
Adrian T. Dillon	19-Jul-17	6,955	$34.20	18-Jul-27
Albert Aboody(2)	19-Jul-17	3,651	$34.20	18-Jul-27
Gareth Williams	19-Jul-17	3,651	$34.20	18-Jul-27
John Freeland	19-Jul-17	3,651	$34.20	18-Jul-27
Michael Menezes	19-Jul-17	3,651	$34.20	18-Jul-27
Renu S. Karnad	19-Jul-17	3,651	$34.20	18-Jul-27
Françoise Gri	19-Jul-17	3,651	$34.20	18-Jul-27
Keith Haviland(3)	19-Jul-17	6,392	$34.20	18-Jul-27
Mario Vitale(4)	17-Jan-18	2,932	$41.45	16-Jan-28

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.
(2)	Mr.Albert Aboody retired as a director of our company with effect from September 27, 2017.
(3)	Mr. Keith Haviland was appointed as a director of our company with effect from July 01, 2017.
(4)	Mr. Mario Vitale was appointed as a director of our company with effect from October 27, 2017.

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

Termination or Amendment. On May 31, 2016, our Third Amended and Restated 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at March 31, 2018, options or RSUs to purchase an aggregate of 1,627,308 ordinary shares were outstanding, out of which options or RSUs to purchase 702,889 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $0 to $0 and the expiration dates of these options range from May 4th, 2018 to April 26th, 2026. The weighted average grant date fair value of RSUs granted during fiscal 2018, 2017 and 2016 were $30.85, $30.26 and $25.16 per ADS, respectively. There is no purchase price for the RSUs.

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

Termination or Amendment. An Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments and Restricted Share Units shall only vest or be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; provided, however , that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant’s retirement, death or Disability, or otherwise; provided, however , that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to Performance Shares or Performance Share Units that are intended to constitute Qualified Performance-Based Compensation shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

Outstanding Awards. As at March 31, 2018, options or RSUs to purchase an aggregate of 1,334,728 ordinary shares were outstanding, out of which options or RSUs to purchase 531,844 ordinary shares were held by all our directors and executive officers as a group. The expiration dates of these RSUs range from November 30, 2026 to January 31, 2028. The weighted average grant date fair value of RSUs granted during fiscal 2018, 2017 and 2016 were $30.85, $30.26 and $25.16 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2018, the total amount accrued by us to provide for pension, retirement or similar benefits was $14.7 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine pesos per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $8.9 million, $8.4 million and $5.9 million in each of fiscal 2018, 2017 and 2016, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $1.3 million, $0.4 million, and $0.3 million in each of fiscal 2018, 2017 and 2016, respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $0.7 million, $0.8 million, and $0.7 million in each of fiscal 2018, 2017 and 2016, respectively, to the UK Pension Scheme.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $30,689 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $1.1 million, $1.1 million and $0.9 million in fiscal 2018, 2017 and 2016, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Our Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

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

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Dillon, Williams, Freeland, Vitale, Haviland and Menezes, Mrs. Karnad, and Ms. Gri satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2020;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2021; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2019.

Our directors for fiscal 2018 are classified as follows:

•	Class I: Mr. Gareth Williams, Mr. Mario Vitale and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Mr. Michael Menezes; and

•	Class III: Ms. Francoise Gri, Mr. John Freeland and Mrs. Renu S. Karnad.

The appointments of Ms.Gri, Mr. Freeland and Mrs. Karnad will expire at the next annual general meeting, which we expect to hold in September 2018. Ms. Gri, Mr. Freeland and Mrs. Karnad have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting.

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

Our Board of Directors held five meetings in fiscal 2018.

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

Audit Committee

The Audit Committee comprises four directors: Mr. Michael Menezes (Chairman), Ms. Francoise Gri, Mr. Keith Haviland and Mr. Mario Vitale. Mr. John Freeland was a member of the Audit Committee until April 24, 2018. Each of Messrs. Menezes, Haviland, Vitale and Freeland and Ms. Gri satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Menezes serves as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Audit Committee held four meetings in fiscal 2018.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman), John Freeland and Adrian T. Dillon and Mrs. Renu S. Karnad. Each of Messrs. Williams, Freeland and Dillon and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the Third Amended and Restated 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held four meetings in fiscal 2018.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises four directors: Mrs. Renu S. Karnad (Chairman) and Messrs. Adrian T. Dillon, John Freeland and Gareth Williams. Each of Mrs. Karnad and Messrs. Dillon, Freeland and Williams satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

The Nominating and Corporate Governance Committee held four meetings in fiscal 2018

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2018.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2018. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2018 are based on an aggregate of 50,434,080 ordinary shares (excluding 4,400,000 treasury shares) outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	68,766	0.136
Gareth Williams	15,700	0.031
John Freeland(2)	18,694	0.037
Keshav R. Murugesh	253,452	0.502
Michael Menezes	15,700	0.031
Renu S. Karnad	23,929	0.047
Francoise Gri	11,331	0.022
Keith Haviland	—	—
Mario Vitale	—	—
Executive Officers
Sanjay Puria	36,087	0.071
Ronald Gillette	39,732	0.078
Swaminathan Rajamani	20,497	0.040

All our directors and executive officers as a group (12 persons as of March 31, 2018)	503,888	0.99

Notes:

(1)	Of the 68,766 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 18,694 shares beneficially owned by Mr. John Freeland, 5,500 shares are in the form of ADSs.

As at March 31, 2018, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at March 31, 2018:

	RSU Summary
Name	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying RSUs vesting within 60 days from March 31, 2018	Vesting dates	Number of shares underlying RSUs vesting after 60 days from March 31, 2018
Non-executive Directors
Adrian T. Dillon	—	—	—	6,955
Gareth Williams	—	—	—	3,651
John Freeland	—	—	—	3,651
Michael Menezes	—	—	—	3,651
Renu S. Karnad	—	—	—	3,651
Françoise Gri	—	—	—	3,651
Keith Haviland	—	—	—	6,392
Mario Vitale	—	—	—	2,932
Executive Officers
Keshav R. Murugesh	94,100	141,693	22-Apr-18	656,505
	—	9,499	26-Apr-18	—
	—	8,160	27-Apr-18	—
Sanjay Puria	16,316	17,200	22-Apr-18	65,113
	—	1,647	26-Apr-18	—
	—	925	27-Apr-18	—
Ronald Gillette	9,200	27,600	22-Apr-18	74,567
	—	1,793	26-Apr-18	—
	—	1,140	27-Apr-18	—
Swaminathan Rajamani	5,971	12,400	22-Apr-18	54,243
	—	1,497	26-Apr-18	—
	—	630	27-Apr-18	—

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2018 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 50,434,080 ordinary shares (excluding 4,400,000 treasury shares) outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	9,095,288	18.1%
Nalanda India Fund Limited (3)	5,211,410	10.3%
FMR LLC (4)	4,500,334	8.9%

Notes:

(1)	Based on an aggregate of 50,434,080 ordinary shares (excluding 4,400,000 treasury shares) outstanding as at March 31, 2018.
(2)	Information is based on Amendment No. 7 to a report on Schedule 13G jointly filed with the Commission on February 14, 2018 by (i) Waddell & Reed Financial, Inc. (“WRF”), a publicly traded company; (ii) Waddell & Reed Financial Services, Inc. (“WRFSI”), a subsidiary of WRF; (iii) Waddell & Reed, Inc. (“WRI”), a broker-dealer and underwriting subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company (“WRIMCO”), an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of WRF. IICO and WRIMCO are investment advisors or sub-advisors to one or more open-end investment companies or other managed accounts which are beneficial owners of our ordinary shares. According to this Amendment No. 7, the investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Exchange Act. WRF, WRFSI, WRI, WRIMCO and IICO are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to WRIMCO and IICO.
(3)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.
(4)	Information is based on Amendment No. 14 to a report on Schedule 13G jointly filed with the Commission on February 13, 2018 by FMR LLC and Abigail P. Johnson. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 14, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	WRF reported its percentage ownership of our ordinary shares to be 21.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 12, 2016, 19.8% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G filed with the Commission on February 14, 2017 and 18.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G filed with the Commission on February 14, 2018.

•	FMR LLC reported its percentage ownership of our ordinary shares to be 9.425% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 11 to a report on Schedule 13G jointly filed with the Commission on February 12, 2016 9.989% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 12 to a report on Schedule 13G jointly filed with the Commission on February 14, 2017, 10.458% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 13 to a report on Schedule 13G jointly filed with the Commission on April 10, 2017 and 8.934 (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 14 to a report on Schedule 13G jointly filed with the Commission on February 13, 2018 .

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2018, 13,703,901 of our ordinary shares, representing 27.17% of our outstanding ordinary shares, were held by a total of 11 holders of record with addresses in the US. As at the same date, 50,181,741 of our ADSs (representing 50,181,741 ordinary shares), representing 99.50% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act, that were either material to us or the related party.

In April 2018, Mr Keshav Murugesh was appointed as the Vice-Chairman of the Executive Council of The National Association of Software and Service Companies (“NASSCOM”). He is also the Chairman of the Audit Committee of NASSCOM. During fiscal 2018, we have paid membership and subscription charges and sponsorship and participation fees for various events conducted by NASSCOM amounting to $147.

Mr Keshav Murugesh is the Chairman of the Western India’s Education Committee of The Confederation of Indian Industry (“CII”). During fiscal 2018, we have paid membership and subscription charges and sponsorship fees for various events conducted by CII amounting to $47.

Ms. Renu S Karnad is a Director on the Board of HDFC Asset Management Company Limited. During fiscal 2018, we have invested in mutual funds of this company and the balance as at March 31, 2018 was $1,113.

During fiscal 2015, Mr. Gareth Williams was appointed as a Non-Executive director of SAGA Plc. who is our client. During fiscal 2018, we earned a net revenue of $3,074 from this client.

See also “Part I — Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreement of our Executive Director” for a description of our employment agreement with Mr. Keshav R. Murugesh, our Group Chief Executive Officer and director.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013. We have filed an application for a renewal of the advance pricing agreement for another five years starting from April 2018 and will continue to apply the same methodology as set out in the advance pricing agreement pending the renewal of the agreement. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2014 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,830 million ($43.4 million based on the exchange rate on March 31, 2018) in additional taxes, including interest of ₹1,123.2 million ($17.2 million based on the exchange rate on March 31, 2018).

The following sets forth the details of these orders of assessment:

Entities	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
	(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$0.2	(1)	₹	3.1	$0.1	(1)
WNS Global	Fiscal 2005	₹	27.4	$0.4	(1)	₹	8.6	$0.1	(1)
WNS Global	Fiscal 2006	₹	489.1	$7.5	(1)	₹	181.5	$2.8	(1)
Permanent establishment of WNS UK in India	Fiscal 2006	₹	67.9	$1.0	(1)	₹	24.1	$0.4	(1)
WNS Global	Fiscal 2007	₹	98.7	$1.5	(1)	₹	31.9	$0.5	(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	18.6	$0.3	(1)	₹	4.4	$0.1	(1)
WNS Global	Fiscal 2008	₹	819.6	$12.5	(1)	₹	344.1	$5.3	(1)
Permanent establishment of WNS NA in India	Fiscal 2008	₹	19.5	$0.3	(1)		—	—
Permanent establishment of WNS UK in India	Fiscal 2009	₹	6.7	$0.1	(1)		—	—
WNS Global	Fiscal 2010	₹	60.2	$0.9	(1)	₹	23.5	$0.4	(1)
WNS BCS	Fiscal 2010	₹	1.0	$0.1	(1)		—	—
WNS Global	Fiscal 2012	₹	305.7	$4.7	(1)	₹	107.4	$1.6	(1)
WNS Global	Fiscal 2013	₹	423.0	$6.5	(1)	₹	137.2	$2.1	(1)
WNS Global	Fiscal 2014	₹	480.1	$7.4	(1)	₹	257.4	$3.8	(1)
Total		₹	2,830.0	$43.4	(1)	₹	1,123.2	$17.2	(1)

Note:

(1)	Based on the exchange rate as at March 31, 2018.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2018, we have provided a tax reserve of ₹806.2 million ($12.4 million based on the exchange rate on March 31, 2018) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹2,933.0 million ($45.0 million based on the exchange rate on March 31, 2018) in additional taxes, including interest of ₹905.8 million ($13.9 million based on the exchange rate on March 31, 2018). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹874.4 million ($13.4 million based on the exchange rate on March 31, 2018) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2018, corporate tax returns for fiscal years 2015 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.3 million based on the exchange rate on March 31, 2018) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.2 million based on the exchange rate on March 31, 2018) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2018 was 50,434,080 (excluding 4,400,000 treasury shares). As at March 31, 2018, there were 50,181,741 ADSs outstanding (representing 50,181,741 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2014	$22.61	$13.37
2015	$25.97	$17.11
2016	$34.36	$23.28
2017	$32.82	$24.82
2018	$48.26	$27.69
Fiscal Quarter:
2017
First quarter	$32.82	$26.04
Second quarter	$30.87	$25.98
Third quarter	$30.01	$24.82
Fourth quarter	$30.12	$26.68
2018
First quarter	$34.67	$27.69
Second quarter	$37.42	$33.28
Third quarter	$42.36	$35.94
Fourth quarter	$48.26	$38.68
Month:
November 2017	$42.36	$37.80
December 2017	$41.48	$39.80
January 2018	$46.00	$38.68
February 2018	$46.07	$40.81
March 2018	$48.26	$44.22
April 2018	$49.85	$44.37

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

The address of our secretary Mourant Secretaries (Jersey) Limited (formerly known as Mourant Ozannes Secretaries (Jersey) Limited) and share registrar Mourant Governance Services (Jersey) Limited (formerly known as Mourant Ozannes Corporate Services (Jersey) Limited), is 22, Grenville Street, St Helier, Jersey JE4 8PX. Our share register is maintained at the premises of Mourant Secretaries (Jersey) Limited.

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

Share Capital

As at March 31, 2018, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2018, 2017 and 2016, we had 50,434,080 shares (excluding 4,400,000 treasury shares), 50,012,559 shares (excluding 3,300,000 treasury shares) and 51,306,304 shares (excluding 1,100,000 treasury shares), respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from the issuance of ordinary shares pursuant to our three share-based incentive plans: our 2002 Stock Incentive Plan, our 2006 Incentive Award Plan (as amended and restated) and our 2016 Incentive Award Plan. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

Failure to hold an annual general meeting is an offence by our company and our directors under the 1991 Law and carries a potential fine of up to £10,000 for our company and each director.

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

(4) Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong.

In January 2017, WNS North America Inc. obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over substantially all of the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our debt service to EBITDA ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual instalments. The first five repayment instalments, commencing in July 2017, are $5.65 million each and the sixth and final repayment instalment is $5.75 million.

(5) Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK.

In March 2017, WNS (Mauritius) Limited obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Limited and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our debt service to EBITDA ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in 10 semi-annual instalments of $8.4 million each, commencing in September 2017.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38
2019 (until May 11, 2018)	67.28	66.06	67.28	64.92

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2017	₹65.46	₹64.29
December 2017	64.57	63.83
January 2018	64.01	63.38
February 2018	65.20	63.93
March 2018	65.24	64.83
April 2018	66.92	64.92
May 2018 (until May 11, 2018)	67.28	66.52

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2014	£0.60	£0.63	£0.67	£0.60
2015	0.67	0.62	0.68	0.58
2016	0.70	0.66	0.72	0.63
2017	0.80	0.77	0.83	0.68
2018	0.71	0.75	0.81	0.70
2019 (until May 11, 2018)	0.74	0.72	0.74	0.70

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2017	£0.77	£0.74
December 2017	0.75	0.74
January 2018	0.74	0.70
February 2018	0.72	0.70
March 2018	0.73	0.70
April 2018	0.73	0.70
May 2018 (until May 11, 2018)	0.74	0.73

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

Taxation of the company

Jersey taxation legislation provides that the general basic rate of income tax on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey will be 0% and that only a limited number of companies active in specific sectors (not applicable to us) shall be subject to income tax at a rate of more than 0%.

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

The following discussion does not address the Medicare contribution tax on net investment income or any state, local or non-U.S. tax or any other tax consequences other than U.S. federal income tax consequences. Furthermore, this summary does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	US expatriates;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	entities treated as partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons that actually or constructively own 10% or more of our stock by vote or by value;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons who are subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or ordinary shares being taken into account in an applicable financial statement.

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

The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for US federal income tax purposes:

•	an individual who is a citizen or resident of the US;

•	an entity taxable as a corporation organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more US persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

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

Distributions

Subject to the rules applicable to PFICs, discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includable in your gross income in the year received (or deemed received) as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under US federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will be treated as a dividend for US federal income tax purposes. No dividends received deduction will be allowed for US federal income tax purposes with respect to dividends paid by us.

With respect to non-corporate US Holders, including individual US Holders, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are neither a PFIC nor treated as such with respect to you (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period and other requirements are met, and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under US Internal Revenue Service (“IRS”) authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on US exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs or ordinary shares, you generally will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your adjusted tax basis in such ADSs or ordinary shares. If the consideration you receive for the ADSs or ordinary shares is not paid in US dollars, the amount realized will be the US dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the US dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute U.S.-source ordinary income or loss. Your initial tax basis in your ADSs or ordinary shares will equal the US dollar value of the cost of such ADSs or ordinary shares, as applicable. If you use foreign currency to purchase ADSs or ordinary shares, the cost of such ADSs or ordinary shares will be the US dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market, for US federal income tax purposes, and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, you will determine the US dollar value of the cost of such ADSs or ordinary shares, as applicable, by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Subject to certain exceptions and limitations, gain or loss on a sale or other taxable disposition of ADSs or ordinary shares generally will be capital gain or loss and will be treated as long-term capital gain or loss, if your holding period in the ADSs or ordinary shares exceeds one year. Subject to the PFIC rules discussed below and other limitations, if you are a non-corporate US Holder, including an individual US Holder, any long-term capital gain will be subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

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

US Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and US backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional Reporting Requirements

Certain US holders who are individuals (and certain entities) that own “specified foreign financial assets” with an aggregate value in excess of certain amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. Our ADSs or ordinary shares may be subject to these rules. US Holders should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 43.5% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2018 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for fiscal 2018, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $24.1 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $22.4 million for fiscal 2018, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $6.0 million for fiscal 2018, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $4.2 million for fiscal 2018. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee for fiscal 2018 by approximately $27.3 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand for fiscal 2018 by approximately $7.0 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso for fiscal 2018 by approximately $6.3 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. The outstanding swap agreements as at March 31, 2018 aggregated to $89.9 million.

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

During fiscal 2011, the Depository made a payment of $5,500 to IPREO (Hemscott Holdings Limited) on behalf of our company in consideration for our access to the Bigdough investor relations tool.

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2018, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2018, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2018, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2018, has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2018, and our report dated May 16, 2018 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

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

/s/ GRANT THORNTON INDIA LLP

Mumbai, India
May 16, 2018

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Michael Menezes (Chairman), John Freeland, Keith Haviland and Mario Vitale and Ms. Francoise Gri. Each of Messrs. Menezes, Freeland, Haviland and Vitale and Ms. Gri is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Menezes qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2018. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton India LLP and Grant Thornton member firms for the years ended March 31, 2018 and March 31, 2017.

	Fiscal
	2018	2017
Audit fees	$639,930	$559,780
Audit-related fees	38,200	119,700
Tax fees	21,000	32,000
Total	$699,130	$711,480

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

In October 2017, we completed repurchases under our share repurchase program of 3.3 million ADSs authorized by our shareholders on March 16, 2016. Purchases of ADSs under the repurchase program during fiscal 2018 and 2017 were funded with cash on hand. The shares underlying these ADSs are recorded as treasury shares.

In March 2018, our shareholders authorized the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Pursuant to the terms of the share repurchase program, our ADSs may be purchased in the open market from time to time over 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the proposed share repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase any dollar amount or number of ADSs, and the repurchase program may be suspended or discontinued at any time at our discretion. We intend to hold the shares underlying any ADSs purchased under the repurchase program as treasury shares.

The table below sets forth the details of ADSs repurchased during fiscal 2017 and fiscal 2018 under the above mentioned, share repurchase program approved in March 2016:

Period	No. of ADSs purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $50 per ADS)
April 1 to April 30, 2016	—	—	—	$165,000
May 1 to May 31, 2016	39,732	30.39	39,732	163,013
June 1 to June 30, 2016	710,268	30.49	710,268	127,500
July 1 to July 31, 2016	—	—	—	127,500
August 1 to August 31, 2016	395,444	29.43	395,444	107,728
September 1 to September 30, 2016	—	—	—	107,728
October 1 to October 31, 2016	898,366	28.09	898,366	62,810
November 1 to November 30, 2016	156,190	27.47	156,190	55,000
December 1 to December 31, 2016	—	—	—	55,000
January 1 to January 31, 2017	—	—	—	55,000
February 1 to February 28, 2017	—	—	—	55,000
March 1 to March 31, 2017	—	—	—	55,000
April 1 to April 30, 2017	—	—	—	55,000
May 1 to May 31, 2017	—	—	—	55,000
June 1 to June 30, 2017	—	—	—	55,000
July 1 to July 31, 2017	—	—	—	55,000
August 1 to August 31, 2017	425,081	35.21	425,081	33,746
September 1 to September 30, 2017	454,458	36.02	454,458	11,023
October 1 to October 31, 2017	220,461	37.15	220,461	—
Total	3,300,000	31.38	3,300,000	$—

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Adrian T. Dillon and Gareth Williams and Mrs. Renu S. Karnad are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee. Messrs. Michael Menezes, John Freeland, Keith Haviland and Mario Vitale and Ms. Francoise Gri serve on our Audit Committee. Each of Messrs. Dillon, Freeland, Menezes, Williams, Haviland and Vitale, Ms. Gri and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2018 and 2017

•	Consolidated Statements of Income for the years ended March 31, 2018, 2017 and 2016

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2018, 2017 and 2016

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2018, 2017 and 2016

•	Consolidated Statements of Cash Flows for the years ended March 31, 2018, 2017 and 2016

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.2	Form of the WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on September 1, 2016.

4.3	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.4	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.5	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.6	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10 th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.7	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8 th , 9 th and 11 th floors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.8	Lease Deed commencing April 1, 2016 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.9	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10 — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.10	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5—incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.11	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11 - incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.12	Stock Purchase Agreement dated as of January 10, 2017 by and among WNS North America Inc., the Sellers, the Optionholders and the Sellers Representative (each as defined therein) - incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

4.13	Stock Purchase Agreement and Plan of Merger dated as of March 15, 2017 by and among WNS Global Services Private Limited, WNS North America Inc., WNS Healthcare North America LLC, HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein) - incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017. #

4.14	Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong - incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

4.15	Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK - incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm.**

**	Filed herewith.
#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 16, 2018

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

WNS (Holdings) Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 16, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON INDIA LLP

We have served as the Company’s auditor since 2011.

Mumbai, India
May 16, 2018

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2018	March 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	5	$99,829	$69,803
Investments	6	120,960	111,992
Trade receivables, net	7	71,388	60,423
Unbilled revenue		61,721	48,915
Funds held for clients		10,066	9,135
Derivative assets	13	11,738	35,401
Prepayments and other current assets	8	24,847	27,385

Total current assets		400,549	363,054
Non-current assets:
Goodwill	9	135,186	134,008
Intangible assets	10	89,652	96,624
Property and equipment	11	60,606	54,796
Derivative assets	13	3,245	6,581
Deferred tax assets	23	27,395	16,687
Investments	6	542	429
Other non-current assets	8	42,388	31,944

Total non-current assets		359,014	341,069

TOTAL ASSETS		$759,563	$704,123

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$19,703	$14,239
Provisions and accrued expenses	15	28,826	27,217
Derivative liabilities	13	6,466	3,947
Pension and other employee obligations	14	64,617	52,933
Current portion of long term debt	12	27,740	27,613
Deferred revenue	16	2,908	5,478
Current taxes payable		1,262	1,322
Other liabilities	17	15,739	16,015

Total current liabilities		167,261	148,764
Non-current liabilities:
Derivative liabilities	13	2,289	836
Pension and other employee obligations	14	9,621	10,680
Long term debt	12	61,391	89,130
Deferred revenue	16	571	378
Other non-current liabilities	17	11,662	18,469
Deferred tax liabilities	23	11,812	20,800

Total non-current liabilities		97,346	140,293

TOTAL LIABILITIES		$264,607	$289,057

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 54,834,080 shares and 53,312,559 shares each as at March 31, 2018 and March 31, 2017, respectively)	18	8,533	8,333
Share premium		371,764	338,284
Retained earnings		364,424	277,988
Other components of equity		(115,534)	(114,854)

Total shareholder’s equity, including shares held in treasury		629,187	509,751

Less: 4,400,000 shares as at March 31, 2018 and 3,300,000 shares as at March 31, 2017, held in treasury, at cost	18	(134,231)	(94,685)

Total shareholders’ equity		494,956	415,066

TOTAL LIABILITIES AND EQUITY		$759,563	$704,123

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2018	2017	2016
Revenue		$757,956	$602,546	$562,179
Cost of revenue	19	503,130	403,324	365,360

Gross profit		254,826	199,222	196,819
Operating expenses:
Selling and marketing expenses	19	41,767	32,631	30,844
General and administrative expenses	19	117,626	91,742	78,902
Foreign exchange gain, net		(14,973)	(14,514)	(10,969)
Impairment of goodwill	9	—	21,673	—
Amortization of intangible assets	10	15,505	20,539	25,198

Operating profit		94,901	47,151	72,844
Other income, net	21	(11,230)	(8,689)	(8,494)
Finance expense	20	4,264	547	278

Profit before income taxes		101,867	55,293	81,060
Provision for income taxes	23	15,431	17,530	21,180

Profit		$86,436	$37,763	$59,880

Earnings per share of ordinary share	24

Basic		$1.72	$0.75	$1.17

Diluted		$1.63	$0.71	$1.12

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2018	2017	2016
Profit		$86,436	$37,763	$59,880
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment		2,486	(1,804)	(130)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period (loss) /gain		(341)	43,118	446
Reclassification to profit/(loss)		(26,436)	(24,777)	(14,222)
Foreign currency translation		14,202	(7,810)	(20,828)
Income tax (provision)/benefit relating to above	23	9,409	(6,921)	4,259

		$(3,166)	$3,610	$(30,345)

Total other comprehensive income/(loss), net of taxes		$(680)	$1,806	$(30,475)

Total comprehensive income		$85,756	$39,569	$29,405

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Treasury shares		Total shareholders’ equity

	Number	Par value						Number	Amount
Balance as at April 1, 2015	51,950,662	$8,141	$286,805	$180,345	$(103,529)	$15,445	$1,899	—	$—	$389,106
Shares issued for exercised options and RSUs (Refer note 22)	455,642	70	1,233	—	—	—	—	—	—	1,303
Purchase of treasury shares (Refer note 18)	—	—	—	—	—	—	—	1,100,000	(30,461)	(30,461)
Share-based compensation expense (Refer note 22)	—	—	17,919	—	—	—	—	—	—	17,919
Excess tax benefits relating to share-based options and RSUs (Refer note 23)	—	—	917	—	—	—	—	—	—	917

Transactions with owners	455,642	70	20,069	—	—	—	—	1,100,000	(30,461)	(10,322)

Profit	—	—	—	59,880	—	—	—	—	—	59,880
Other comprehensive income/(loss), net of taxes	—	—	—	—	(20,828)	(9,517)	(130)	—	—	(30,475)

Total comprehensive income/(loss) for the year	—	—	—	59,880	(20,828)	(9,517)	(130)	—	—	29,405

Balance as at March 31, 2016	52,406,304	$8,211	$306,874	$240,225	$(124,357)	$5,928	$1,769	1,100,000	$(30,461)	$408,189

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont’d)

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity
Balance as at April 1, 2016	52,406,304	$8,211	$306,874	$240,225	$(124,357)	$5,928	$1,769	1,100,000	$(30,461)	$408,189
Shares issued for exercised options and RSUs (Refer note 22)	906,255	122	8,819	—	—	—	—	—	—	8,941
Purchase of treasury shares (Refer note 18)	—	—	—	—	—	—	—	2,200,000	(64,224)	(64,224)
Share-based compensation expense (Refer note 22)	—	—	23,036	—	—	—	—	—	—	23,036
Excess tax benefits relating to share-based options and RSUs (Refer note 23)	—	—	(445)	—	—	—	—	—	—	(445)

Transactions with owners	906,255	122	31,410	—	—	—	—	2,200,000	(64,224)	(32,692)

Profit	—	—	—	37,763	—	—	—	—	—	37,763
Other comprehensive income/(loss), net of taxes	—	—	—	—	(7,810)	11,420	(1,804)	—	—	1,806

Total comprehensive income/(loss) for the year	—	—	—	37,763	(7,810)	11,420	(1,804)	—	—	39,569

Balance as at March 31, 2017	53,312,559	$8,333	$338,284	$277,988	$(132,167)	$17,348	$(35)	3,300,000	$(94,685)	$415,066

See accompanying notes.

					Other components of equity
					Foreign currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity
Balance as at April 1, 2017	53,312,559	$8,333	$338,284	$277,988	$(132,167)	$17,348	$(35)	3,300,000	$(94,685)	$415,066
Shares issued for exercised options and RSUs (Refer note 22)	1,521,521	200	1,147	—	—	—	—	—	—	1,347
Purchase of treasury shares (Refer note 18)	—	—	—	—	—	—	—	1,100,000	(39,546)	(39,546)
Share-based compensation expense (Refer note 22)	—	—	30,565	—	—	—	—	—	—	30,565
Purchase of equity from non-controlling interest			(52)							(52)
Excess tax benefits relating to share-based options and RSUs (Refer note 23)	—	—	1,820	—	—	—	—	—	—	1,820

Transactions with owners	1,521,521	200	33,480	—	—	—	—	1,100,000	(39,546)	(5,866)

Profit	—	—	—	86,436	—	—	—	—	—	86,436
Other comprehensive income/(loss), net of taxes	—	—	—	—	14,202	(17,368)	2,486	—	—	(680)

Total comprehensive income/(loss) for the year	—	—	—	86,436	14,202	(17,368)	2,486	—	—	85,756

Balance as at March 31, 2018	54,834,080	$8,533	$371,764	$364,424	$(117,965)	$(20)	$2,451	4,400,000	$(134,231)	$494,956

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

		Year ended March 31,
	Notes	2018	2017	2016
Cash flows from operating activities:
Profit		$86,436	$37,763	$59,880
Adjustments to reconcile profit to net cash generated from operating activities:
Depreciation and amortization		35,459	37,442	40,633
Impairment of goodwill	9	—	21,673	—
Share-based compensation expense		30,565	23,036	17,919
Amortization of debt issue cost		488	52	13
Allowance for doubtful trade receivables		(499)	(1,040)	(774)
Unrealized exchange loss/(gain), net		2,663	(11,123)	3,997
Current tax expense		24,494	25,785	19,615
Interest expense		3,778	495	265
Interest income		(3,693)	(2,083)	(1,197)
Dividend income		(3,570)	(4,131)	(5,039)
Unrealized gain on investments		(3)	(6)	(41)
Income from funds held in escrow		(239)	(280)	—
Reversal of contingent consideration in relation to acquisition	4(a)	(1,324)	—	—
Loss/ (gain) on sale of property and equipment		(325)	143	(100)
Deferred income taxes		(9,063)	(8,255)	1,565
Deferred rent		1,289	1,136	631
Excess tax benefit from share-based compensation expense		(685)	(270)	(229)
Unrealized gain on derivative instruments		5,283	(1,930)	(1,219)
Others, net		—	23	98
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue		(16,413)	(1,630)	(5,725)
Other assets		(4,196)	(2,137)	(9,162)
Trade payables		2,029	(4,203)	(2,290)
Deferred revenue		(2,560)	2,303	(1,050)
Other liabilities		13,722	6,914	6,532

Cash generated from operating activities before interest and income taxes:		163,636	119,677	124,322
Income taxes paid		(27,265)	(29,462)	(22,472)
Interest paid		(3,390)	(84)	(215)
Interest received		3,327	2,004	1,232

Net cash provided by operating activities		136,308	92,135	102,867

Cash flows from investing activities:
Acquisition of HealthHelp, net of cash acquired	4(a)	—	(56,674)	—
Adjustment towards acquisition of HealthHelp, net	4(a)	(573)	—	—
Repayment of long-term debt of HealthHelp	4(a)	—	(29,249)	—
Acquisition of Denali, net of cash acquired	4(b)	—	(31,886)	—
Adjustment towards acquisition of Denali, net	4(b)	446	—	—
Acquisition of Value Edge, net of cash acquired	4(c)	—	(12,720)	—
Restricted cash, held in escrow	4(c)	—	(5,112)	—
Payment of contingent considerations in relation to acquisitions	4(a) 4(b)	(5,465)	—	—
Proceeds from restricted cash, held in escrow		239	280	—
Government grant received		200	—	—
Government grants repaid		(136)	—	—
Purchase of property and equipment and intangible assets		(33,684)	(22,867)	(27,455)
Payment for Telkom business combination, net of cash acquired	4(d)	—	—	(2,572)
Investment in mutual funds		(52)	(462)	—
Marketable securities (purchased)/sold, net		(12,761)	32,413	(29,616)
Proceeds from sale of property and equipment		367	443	329
Investment in fixed deposits		(26,532)	(24,672)	(14,791)
Proceeds from maturity of fixed deposits		30,698	15,112	8,828
Dividends received		3,570	4,127	5,040
Proceeds from maturity of fixed maturity plans (“FMPs”)		100	—	30,115

Net cash used in investing activities		(43,583)	(131,267)	(30,122)

Cash flows from financing activities:
Buyback of shares		(39,546)	(64,224)	(30,461)
Proceeds from exercise of stock options		1,347	8,941	1,303
Proceeds from long term debt	12	—	118,000	—
Payment of debt issuance cost		(354)	(953)	—
Repayment of long term debt		(28,100)	—	(13,163)
Repayments of short term borrowings, net		—	(475)	(13,058)
Purchase of equity of non-controlling interest		(52)	—	—
Excess tax benefit from share-based compensation expense		685	270	229

Net cash (used in)/provided by financing activities		(66,020)	61,559	(55,150)

Exchange difference on cash and cash equivalents		3,321	5,522	(8,189)
Net change in cash and cash equivalents		30,026	27,949	9,406
Cash and cash equivalents at the beginning of the year		69,803	41,854	32,448

Cash and cash equivalents at the end of the year		$99,829	$69,803	$41,854

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$5,440	$4,292	$4,528
(ii) Contingent consideration payable towards acquisitions	17	—	19,678	—
(iii) Liability towards deferred consideration	4(b)	—	522	—
(iv) Release of restricted cash, held in escrow	4(c)	(1,535)	—	—
Financing activities
(i) Short term line of credit of Denali Sourcing Services Inc.	4(b)	—	475	—

See accompanying notes.

Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Opening balance April 1, 2017	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2018
Long term debt (including current portion)	$116,743	$(28,100)	$488	$89,131

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), Germany, London (UK), New Jersey (US), New Zealand, Singapore and Switzerland and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance and consulting and professional services industries. During the year ended March 31, 2017, the Company completed certain acquisitions (Refer Note 4).

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 16, 2018.

2. Summary of significant accounting policies

a.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

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

ii.	Allowance for doubtful trade recevables

The allowance for doubtful trade receivables is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in trade receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and levels of payments received and necessitate a change in estimated losses.

iii.	Current income taxes

The major tax jurisdictions for the Company are India, South Africa, UK and US, though the Company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

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

All significant inter-company and intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated on consolidation.

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

Foreign currency exchange differences arising from intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in foreign currency translation reserve.

g.	Financial instruments — initial recognition and subsequent measurement

Financial instruments are classified in the following categories:

•	Non-derivative financial assets comprising loans and receivables, at fair value through profit or loss (“FVTPL”) or available-for-sale.

•	Non-derivative financial liabilities comprising FVTPL or amortized cost.

•	Derivative financial instruments under the category of financial assets or financial liabilities at FVTPL.

The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of the Company’s financial instruments at initial recognition.

i.	Non-derivative financial assets

a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, less any impairment loss or provisions for doubtful receivables.

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

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition, these are measured at fair value and changes therein, if any, other than impairment losses, are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the consolidated statement of income. These are presented as current assets unless management intends to dispose of the assets after 12 months from the reporting date.

ii.	Non-derivative financial liabilities

All financial liabilities are recognized initially at fair value, except in the case of loans and borrowings which are recognized at fair value net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, bank overdrafts, contingent consideration and loans and borrowings.

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

After initial recognition, contingent consideration are subsequently measured at fair value and the changes to the fair value are recognized in the consolidated statement of income.

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

The Company has only one class of equity shares. Par value of the equity share is recorded as the share capital and the amount received in excess of par value is classified as share premium. The credit corresponding to the share-based compensation expense and excess tax benefit related to the exercise of share options and restricted share units is recorded in share premium.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Foreign currency translation reserve

Foreign currency translation reserve consists of (i) the exchange difference arising from the translation of the financial statements of foreign subsidiaries and (ii) foreign currency differences arising from intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future, which are considered to form part of net investment in foreign operation

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

The Company manages FMPs on a fair value basis in accordance with the entity’s documented risk management, investment strategy and information provided to the key managerial personnel. The returns on the investment are measured based on the fair value movement rather than looking at the overall returns on the maturity. The Company’s investment purchase and sale decisions are also based on the fair value fluctuations rather than a predetermined policy to hold the investment until maturity. Key management personnel believe that recording these investments through the consolidated statement of income would provide more relevant information to measure the performance of the investment.

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

The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“FVLCOD”) and its value-in-use (“VIU”). If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the consolidated statement of income. If at the reporting date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding the written down value which would have been reported if the impairment losses had not been recognized initially.

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

Software Development Costs

Costs incurred for developing software or enhancements to the existing software products to be sold and/or used for internal use are capitalized once the research phase is complete, technological feasibility and commercial feasibility has been established, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. Technological feasibility is established upon completion of a detailed design program or, in its absence, completion of a working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. Costs that qualify as software development costs include external direct costs of materials and services utilized in developing or obtaining software and compensation and related benefits for employees who are directly associated with the software project. The capitalized costs are amortized on a straight-line basis over the estimated useful life. Costs associated with research phase activities, training, maintenance and all post-implementation stage activities are expensed as incurred.

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets on a straight-line basis, as given below.

Asset description	Weighted average amortization period (in months)
Customer contracts	48
Customer relationships	217
Covenant not-to-compete	48
Trade names	34
Technology	94
Intellectual Property and other rights	24
Software	55
Service mark	Indefinite useful life

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

o.	Impairment of intangible assets and goodwill

Goodwill is not subject to amortization and tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s FVLCOD and VIU. For the purposes of assessing impairment, assets are grouped at the cash generating unit level which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis based on the carrying amount of each asset in the cash generating unit. Intangible assets except goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $31 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

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

The Company accounts for share-based compensation expense relating to share-based payments using a fair value method in accordance with IFRS 2“Share-based Payments.” Grants issued by the Company vest in a graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest.

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

Revenue earned by back office administration, data management and customer interaction services management services

Back office administration, data management and customer interaction services contracts are based on the following pricing models:

a)	per full-time-equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

b)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

c)	subscription arrangements, which typically involve billings based on per member per month, based on contractually agreed rates;

d)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

e)	outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, improvement in working capital, increase in collections or a reduction in operating expenses); or

f)	other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenues from the Company’s services are recognized primarily on a time-and-material, subscription arrangements, cost-plus or unit-priced basis. Revenues under time-and-material contracts and subscription arrangements are recognized as the services are performed. Revenues are recognized on cost-plus contracts on the basis of contractually agreed direct and indirect costs incurred on a client contract plus an agreed upon profit mark-up. Revenues are recognized on unit-price based contracts based on the number of specified units of work delivered to a client. Such revenues are recognized as the related services are provided in accordance with the client contract.

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

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated statement of income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated statement of income, generally over the periods necessary to match them with the related costs that they are intended to compensate.

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2018 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. The Company will apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard) which will be based on specific terms of active contracts as at April 1, 2018. The Company evaluated specific terms of such contracts, potential changes to accounting system and processes and additional disclosure requirements that may be necessary.

The Company expects revenue recognition across the portfolio of services to remain largely unchanged, however there will be an impact on the timing of recognition of certain contract costs, which will now be amortized over the contract period rather than expensed as incurred. Further, some of the Company’s contracts have provisions primarily with regards to service level arrangements and discounts which the Company needs to estimate at contract inception and account for in revenue. Based on the analysis completed to date, the Company does not currently expect that the adoption will have a material impact on consolidated revenue in its consolidated financial statements.

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

In October 2017, the IASB issued an amendment to IFRS 9 on the modification of financial liabilities measured at amortized cost that does not result in the derecognition of the financial liability. The amendment states that any adjustment to the amortized cost of the financial liability arising from a modification or exchange shall be recognized in the profit or loss at the date of the modification or exchange. A retrospective change of the accounting treatment may therefore become necessary if in the past the effective interest rate was adjusted and not the amortized cost amount.

This amendment is to be applied retrospectively for fiscal years beginning on or after January 1, 2019, i.e. one year after the first application of IFRS 9 in its current version and early application is permitted. Additional transitional requirements and corresponding disclosure requirements must be observed when applying the amendments for the first time. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

The Company will adopt this standard effective April 1, 2018 by applying the relief from restating comparative information. The key areas impacted upon adoption of the new standard relates to the presentation of hedging instrument gain or losses on cash flow hedges on intercompany forecasted revenue transactions as part of revenues, accounting for time value of options and the presentation of classification and measurement of the Company’s financial instruments. Based on the analysis completed to date, the Company does not currently expect that the adoption will have a material impact on its consolidated financial statements.

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

The Company intends to adopt these amendments prospectively and expects no material impact on its consolidated financial statements.

v.	In December 2016, the IFRS Interpretations Committee (“IFRIC”) issued amendments to IFRIC 22 – “Foreign Currency Transactions and Advance Consideration” to clarify the exchange rate to use for translation when payments are made or received in advance of the related asset, expense or income (or part of it) in foreign currency.

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

On initial application, entities have the choice to apply the Interpretation either retrospectively or, alternatively, prospectively to all assets, expenses and income in the scope of the Interpretation initially recognized on or after:

•	the beginning of the reporting period in which the entity first applies the Interpretation; or

•	the beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the Interpretation.

The Company intends to adopt these amendments prospectively and expects no material impact on its consolidated financial statements.

vi.	In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

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

The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

vii.	In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments are as follows:

•	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

•	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Business Combinations

a) HealthHelp

On March 15, 2017 (“Acquisition date”), the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68,910, including working capital adjustments of $573 and a contingent consideration of $8,545, payable over a period of two years linked to revenue targets and continuation of an identified client contract. The fair value of the contingent consideration liability was estimated using level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $8,876.

The Company funded the acquisition primarily with a five year secured term loan. The Company is expected to leverage HealthHelp’s capability in care management to address the needs of payor, provider and insurance organizations.

The Company incurred acquisition related costs of $1,809, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company made a payment of $573 towards working capital adjustments.

In March 2018, a contingent consideration of $3,114 was paid by the Company to the sellers on achievement of the revenue target in relation to the identified client contract related to the first measurement period and an amount of $1,324 was reversed and credited to its consolidated income statement, due to the shortfall in revenue target achievement for the identified client contract, in accordance with the terms of the share purchase agreement (“SPA”).

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$3,119
Trade receivables	4,910
Unbilled revenue	2,016
Prepayments and other current assets	1,060
Property and equipment	4,612
Intangible assets
- Software	1,274
- Customer contracts	4,537
- Customer relationships	49,584
- Service mark	400
- Covenant not-to-compete	4,693
- Technology	4,852
Non-current assets	161
Term loan	(29,249)
Current liabilities	(2,555)
Non-current liabilities	(1,423)
Deferred tax liability	(18,163)

Net assets acquired	$29,828
Less: Purchase consideration	68,910

Goodwill on acquisition	$39,082

Goodwill of $14,876 arising from this acquisition is expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

During the year ended March 31, 2018, the Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. Corresponding changes to the comparatives for the year ended March 31, 2017 have not been made, as the impact of the change on finalization of purchase price allocation is not material to the Company’s statement of financial position or statement of income.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

b) Denali Sourcing Services Inc.

On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali Sourcing Services Inc. (“Denali”), a provider of strategic procurement BPM solutions for a purchase consideration of $38,668 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in first quarter of fiscal 2018), including adjustments for working capital. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $6,578. The payment was funded through a three-year secured term loan.

Denali delivers global sourcing and procurement services to high-tech, retail and Consumer Packaged Goods (“CPG”), banking and financial services, utilities, and healthcare verticals. The acquisition of Denali is expected to add a strategic procurement capability to the Company’s existing Finance and Accounting services and will enable the Company to offer procurement solutions to its clients.

The Company incurred acquisition related costs of $502, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company made payment of $522 towards deferred consideration and an amount of $968 was reduced from the purchase consideration towards working capital adjustments.

In January 2018, a contingent consideration of $2,351 was paid by the Company to the sellers on achievement of the revenue target related to the first measurement period.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$1,204
Trade receivables	2,799
Unbilled revenue	1,258
Prepayments and other current assets	95
Property and equipment	53
Deferred tax asset	18
Intangible assets
- Software	3
- Customer contracts	3,025
- Customer relationships	8,000
- Trade name	545
- Covenant not-to-compete	1,718
Non-current assets	27
Current liabilities	(3,781)
Short-term line of credit	(475)
Non-current liabilities	(343)
Deferred tax liability	(5,020)

Net assets acquired	$9,126
Less: Purchase consideration	38,668

Goodwill on acquisition	$29,542

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Goodwill arising from this acquisition is not expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

During the year ended March 31, 2018, the Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. Corresponding changes to the comparatives for the year ended March 31, 2017 have not been made, as the impact of the change on finalization of purchase price allocation is not material to the Company’s statement of financial position or statement of income.

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

The Company incurred acquisition related costs of $24, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company released from escrow an amount of $1,535 towards contingent consideration to the sellers.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Goodwill arising from this acquisition is not expected to be deductible for tax purposes (Refer Note 23). Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2018	2017
Cash and bank balances	$47,738	$46,110
Short term deposits with banks	52,091	23,693

Total	$99,829	$69,803

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6. Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2018	2017
Investments in marketable securities and mutual funds(1)	$99,954	$87,652
Investments in FMPs	—	96
Investment in fixed deposits	21,548	24,673

Total	$121,502	$112,421

Note:

(1) Marketable securities represent short term investments made principally for the purpose of earning dividend income.

	As at
	March 31, 2018	March 31, 2017
Current investments	$120,960	$111,992
Non-current investment	542	429

Total	$121,502	$112,421

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7. Trade receivables, net

Trade receivables consist of the following:

	As at
	March 31,	March 31,
	2018	2017
Trade receivables	$71,952	$62,136
Less: Allowances for doubtful trade receivable	(564)	(1,713)

Total	$71,388	$60,423

The movement in the allowances for doubtful trade receivable is as follows:

	Year ended March 31,
	2018	2017	2016
Balance at the beginning of the year	$1,713	$4,446	$5,336
Charged to operations	2,115	777	1,010
Write-offs, net of collections	(1,136)	(2,571)	(936)
Reversals	(2,321)	(664)	(904)
Translation adjustment	193	(275)	(60)

Balance at the end of the year	$564	$1,713	$4,446

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Prepayments and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2018	March 31, 2017
Current:
Service tax and other tax receivables	$6,569	$8,029
Deferred transition cost	571	423
Employee receivables	1,099	1,215
Advances to suppliers	2,877	2,087
Prepaid expenses	7,994	8,819
Restricted cash, held in escrow (Refer Note 4(c))	1,535	1,611
Other assets	4,202	5,201

Total	$24,847	$27,385

Non-current:
Deposits	$8,708	$7,569
Income tax assets	12,595	10,202
Service tax and other tax receivables	11,410	6,236
Deferred transition cost	2,467	365
Restricted cash, held in escrow (Refer Note 4(c))	1,535	3,222
Others assets	5,673	4,350

Total	$42,388	$31,944

9. Goodwill

A suumary of the carrying value of goodwill is as follows:

	As at
	March 31,	March 31,
	2018	2017
Gross carrying amount	$159,500	$155,681
Accumulated impairment of goodwill	(24,314)	(21,673)

Total	$135,186	$134,008

The movement in goodwill balance by reportable segment as at March 31, 2018 and 2017 is as follows:

Gross carrying amount

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2016	$46,503	$29,739	$76,242
Goodwill initially arising on acquisitions	82,127	—	82,127
Foreign currency translation	1,248	(3,936)	(2,688)

Balance as at March 31, 2017	$129,878	$25,803	$155,681

Goodwill arising on acquisitions	(92)	—	(92)
Foreign currency translation	767	3,144	3,911

Balance as at March 31, 2018	$130,553	$28,947	$159,500

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Accumulated impairment losses

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2016	$—	$—	$—
Impairment of goodwill recognized during the year	—	21,673	21,673

Balance as at March 31, 2017	$—	$21,673	$21,673

Impairment of goodwill recognized during the year	—	—	—
Foreign currency translation adjustment	—	2,641	2,641

Balance as at March 31, 2018	—	24,314	24,314

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2018	2017
WNS Global BPM*	$3,815	$3,815
South Africa	5,581	4,963
Research & Analytics	48,901	49,146
Technology services	3,632	3,238
WNS Auto Claims BPM	4,633	4,130
Finance and accounting	29,542	29,874
Healthcare	39,082	38,842

	$135,186	$134,008

*	Excluding South Africa, Research & analytics, Technology services, Finance and accounting and Healthcare goodwill.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than five years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macro-economic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s
	WNS Global BPM*	South Africa	Finance & accounting	Research & analytics	Healthcare	Technology services	WNS Auto Claims BPM
Discount rate	16.0%	17.1%	15.1%	16.0%	13.0%	14.0%	14.0%
Perpetual growth rate	3.0%	3.0%	2.0%	3.0%	2.5%	3.0%	2.0%

*	Excluding South Africa, Research & analytics, Technology services, Healthcare and Finance & Accounting.

The assumptions used were based on the Company’s internal budget. The Company projected revenue, operating margins and cash flows for a period of five years and applied a perpetual long-term growth rate thereafter.

In arriving at its forecasts, the Company considered past experience, economic trends and inflation as well as industry and market trends. The projections also took into account factors such as the expected impact from new client wins and expansion from existing clients businesses and efficiency initiatives, and the maturity of the markets in which each business operates.

Based on the above, no impairment was identified as of March 31, 2018 as the recoverable amount of the CGUs exceeded the carrying value.

An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) did not identify any probable scenarios where the other CGU’s recoverable amount would fall below its carrying amount.

Impairment charge recognized in the year March 31, 2017

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

The fair value of the WNS Auto Claims BPM reportable segment was determined using Level 3 inputs through an income approach which includes assumptions for discount rate of 13.0% with annual and perpetual growth rate of 2.5% and 2.0% respectively. The Company used the “Market approach-Guideline Public Company Method” to corroborate the results of the income approach. The FVLCOD was higher than the VIU, which is considered as the recoverable amount of the CGU amounting to $37,836 (after deducting costs of disposal of $656). The next step of the goodwill impairment test resulted in an impairment charge of $21,673 for goodwill related to the WNS Auto Claims BPM reportable segment in fiscal 2017. This impairment charge of $21,673 was recorded in operating expenses in the consolidated statement of income, which reduced the goodwill in WNS Auto Claims BPM to $4,130 as at March 31, 2017.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2017 are as follows:

			Intellectual				Covenant
Gross carrying value	Customer contracts	Customer relationships	property rights	Trade names	Technology	Leasehold benefits	not-to- compete	Service mark	Software	Total
Balance as at April 1, 2016	$156,786	$63,147	$4,450	$—	$—	$1,835	$326	—	$19,760	$246,304
Additions	—	—	—	—	—	—	—	—	4,611	4,611
On acquisition (Refer Note (4(a),(b),(c))	8,263	59,478	—	649	6,090	—	9,066	400	1,287	85,233
Translation adjustments	1,952	(703)	(589)	4	41	—	59	—	(72)	692

Balance as at March 31, 2017	$167,001	$121,922	$3,861	$653	$6,131	$1,835	$9,451	$400	$25,586	$336,840

Accumulated amortization
Balance as at April 1, 2016	$145,483	$58,992	$4,450	$—	$—	$1,835	$326	$—	$8,101	$219,187
Amortization	10,653	4,016	—	78	167	—	650	—	4,975	20,539
Translation adjustments	1,840	(833)	(589)	2	5	—	(12)	—	77	490

Balance as at March 31, 2017	$157,976	$62,175	$3,861	$80	$172	$1,835	$964	$—	$13,153	$240,216

Net carrying value as at March 31, 2017	$9,025	$59,747	$—	$573	$5,959	$—	$8,487	$400	$12,433	$96,624

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The changes in the carrying value of intangible assets for the year ended March 31, 2018 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual Property and other rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2017	$167,001	$121,922	$3,861	$653	$6,131	$1,835	$9,451	400	$25,586	$336,840
Additions	—	—	250	—	—	—	—	—	7,369	7,619
Translation adjustments	93	940	470	—	(6)	—	10	—	894	2,401

Balance as at March 31, 2018	$167,094	$122,862	$4,581	$653	$6,125	$1,835	$9,461	$400	$33,849	$346,860

Accumulated amortization
Balance as at April 1, 2017	$157,976	$62,175	$3,861	$80	$172	$1,835	$964	$—	$13,153	$240,216
Amortization	2,725	3,700	74	236	790	—	2,310	—	5,670	15,505
Translation adjustments	(62)	873	470	(1)	(4)	—	12	—	199	1,487

Balance as at March 31, 2018	$160,639	$66,748	$4,405	$315	$958	$1,835	$3,286	$—	$19,022	$257,208

Net carrying value as at March 31, 2018	$6,455	$56,114	$176	$338	$5,167	$—	$6,175	$400	$14,827	$89,652

As at March 31, 2018, the estimated remaining weighted average amortization periods for definite lived intangible assets are as follows:

Balance life
(In months)
Customer contracts	29
Customer relationships	196
Covenant not-to-compete	33
Trade names	21
Technology	80
Intellectual Property and other rights	17
Software	24

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2018 are as follows:

	Amount
2019	$15,279
2020	14,204
2021	9,700
2022	6,095
2023	5,047
Thereafter	38,927

	$89,252	*

*	excludes service mark, as it has an indefinite useful life

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2017 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2016	$10,150	$69,203	$60,860	$459	$52,589	$193,261
Additions	—	4,411	7,455	135	8,105	20,106
On acquisition (Refer Note 4(a),(b),(c))	—	1,014	1,895	14	1,820	4,743
Disposals/retirements	—	(3,407)	(1,619)	(33)	(1,723)	(6,782)
Translation adjustments	96	(1,350)	286	12	201	(755)

Balance as at March 31, 2017	$10,246	$69,871	$68,877	$587	$60,992	$210,573

Accumulated depreciation
Balance as at April 1, 2016	$3,661	$58,768	$47,375	$347	$36,874	$147,025
Depreciation	505	5,742	5,126	92	5,438	16,903
Disposals/retirements	—	(3,327)	(1,241)	(20)	(1,354)	(5,942)
Translation adjustments	42	(1,372)	171	10	222	(927)

Balance as at March 31, 2017	$4,208	$59,811	$51,431	$429	$41,180	$157,059

Capital work-in-progress						1,282

Net carrying value as at March 31, 2017						$54,796

The changes in the carrying value of property and equipment for the year ended March 31, 2018 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2017	$10,246	$69,871	$68,877	$587	$60,992	$210,573
Additions	—	4,597	9,389	93	9,756	23,835
Disposals/retirements	—	(3,350)	(1,718)	(29)	(2,303)	(7,400)
Translation adjustments	(23)	1,965	839	5	721	3,507

Balance as at March 31, 2018	$10,223	$73,083	$77,387	$656	$69,166	$230,515

Accumulated depreciation
Balance as at April 1, 2017	$4,208	$59,811	$51,431	$429	$41,180	$157,059
Depreciation	514	6,442	6,623	97	6,278	19,954
Disposals/retirements	—	(3,345)	(1,674)	(30)	(2,308)	(7,357)
Translation adjustments	(12)	1,822	512	1	296	2,619

Balance as at March 31, 2018	$4,710	$64,730	$56,892	$497	$45,446	$172,275

Capital work-in-progress						2,366

Net carrying value as at March 31, 2018						$60,606

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $107 and $170 as at March 31, 2018 and 2017, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

			As at
			March 31, 2018		March 31, 2017
Currency	Interest rate	Final maturity ( fiscal year)	Foreign currency	Total	Foreign currency	Total
US dollars	3M USD Libor +1.27%	2020	$—	22,700	—	34,000
US dollars	3M USD Libor +0.95%	2022	$—	67,200	—	84,000

Total				89,900		118,000
Less: Debt issuance cost				769		1,257

Total				89,131		116,743

Current portion of long term debt				$27,740		$27,613
Long term debt				$61,391		$89,130

The Company has entered into a floating to fixed interest rate swap in relation to these debts.

In January 2017, WNS North America Inc. obtained from BNP Paribas, Hong Kong, a three-year term loan facility of $34,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 1.27% per annum to finance the acquisition of Denali Sourcing Services Inc. WNS North America Inc. has pledged its shares of Denali Sourcing Services Inc. as security for the loan. In connection with the term loan, the Company has entered into an interest rate swap with a bank to swap the variable portion of the interest based on three-month US dollar LIBOR to a fixed rate of 1.5610%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in six semi-annual installments. The first five repayment installments are $5,650 each and the sixth and final repayment installment is $5,750. On July 20, 2017 and January 22, 2018, the Company made scheduled repayments of $5,650 each. As at March 31, 2018, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK a five-year term loan facility of $84,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company has entered into interest rate swaps with banks to swap the variable portion of the interest based on three-month US dollar LIBOR to a fixed rate of 1.9635%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in ten semi-annual installments of $8,400 each. On September 14, 2017 and March 14, 2018, the Company made scheduled repayments of $8,400 each. As at March 31, 2018, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

The Company has pledged trade receivables, other financial assets, property and equipment, intangible and other assets with an aggregate amount of $113,174 and $88,730 as of March 31, 2018 and March 31, 2017 respectively, as collateral for the above borrowings.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $62,718 (based on the exchange rate on March 31, 2018). The Company has also established a line of credit in the UK amounting to $13,840 (based on the exchange rate on March 31, 2018). Further the Company has also established a line of credit in South Africa amounting to $1,732 (based on the exchange rate on March 31, 2018).

As at March 31, 2018, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2018 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$99,829	$—	$—	$—	$99,829	$99,829
Investment in fixed deposits	21,548	—	—	—	21,548	21,548
Investments in marketable securities and mutual funds	—	—	—	99,954	99,954	99,954
Trade receivables	71,388	—	—	—	71,388	71,388
Unbilled revenue	61,721	—	—	—	61,721	61,721
Funds held for clients	10,066	—	—	—	10,066	10,066
Prepayments and other assets (1)	4,410	—	—	—	4,410	4,410
Other non-current assets (2)	10,243	—	—	—	10,243	10,243
Derivative assets	—	2,212	12,771	—	14,983	14,983

Total carrying value	$279,205	$2,212	$12,771	$99,954	$394,142	$394,142

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$19,703	$19,703	$19,703
Long term debt (includes current portion) (3)	—	—	89,900	89,900	89,900
Other employee obligations (4)	—	—	59,346	59,346	59,346
Provision and accrued expenses	—	—	28,826	28,826	28,826
Other liabilities (5)	11,388	—	2,447	13,835	13,835
Derivative liabilities	946	7,809	—	8,755	8,755

Total carrying value	$12,334	$7,809	$200,222	$220,365	$220,365

Notes:

(1)	Excluding non-financial assets $20,437.
(2)	Excluding non-financial assets $32,145.
(3)	Excluding non-financial asset (unamortized debt issuance cost) $769.
(4)	Excluding non-financial liabilities $14,892.
(5)	Excluding non-financial liabilities $13,566.

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

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2018 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral received
Derivative assets	$14,983	$—	$14,983	$(4,215)	$—	$10,768

Total	$14,983	$—	$14,983	$(4,215)	$—	$10,768

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$8,755	$—	$8,755	$(4,215)	$—	$4,540

Total	$8,755	$—	$8,755	$(4,215)	$—	$4,540

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

The Company uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, the Company makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, the Company uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2018 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,212	$—	$2,212	$—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	11,709	—	11,709	—
Interest rate swaps	1,062	—	1,062	—
Investments in marketable securities and mutual funds	99,954	99,412	542	—

Total assets	$114,937	$99,412	$15,525	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$946	$—	$946	$—
Contingent consideration	11,388	—	—	11,388
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	7,809	—	7,809	—

Total liabilities	$20,143	$—	$8,755	$11,388

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2017 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$5,041	$—	$5,041	$—
Investment in FMPs	96	96	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	36,733	—	36,733	—
Interest rate swaps	208	—	208	—
Investments in marketable securities and mutual funds	87,652	87,223	429	—

Total assets	$129,730	$87,319	$42,411	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$26	$—	$26	$—
Contingent consideration	19,678	—	—	19,678
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	4,136	—	4,136	—
Interest rate swaps	621	—	621	—

Total liabilities	$24,461	$—	$4,783	$19,678

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

The movement in contingent consideration categorized under Level 3 fair value measurement is given below:

	For the year ended
	March 31, 2018	March 31, 2017
Balance at the beginning of the year	$19,678	$—
Additions	—	19,934
Payouts	(7,000)	—
Gain recognized in the consolidated statement of income	(1,553)	(279)
Finance expense recognized in the consolidated statement of income	263	23

Balance at the end of the year	11,388	19,678

During the years ended March 31, 2018 and 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

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

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	March 31, 2018	March 31, 2017
Forward contracts (Sell)
In US dollars	$242,418	$241,673
In United Kingdom Pound Sterling	132,591	126,441
In Euro	23,883	14,769
In Australian dollars	48,147	43,474
Others	2,332	3,511

	$449,371	$429,868

Option contracts (Sell)
In US dollars	$107,629	$84,490
In United Kingdom Pound Sterling	116,401	94,094
In Euro	21,483	14,494
In Australian dollars	28,828	19,412
Others	927	1,978

	$275,268	$214,468

Interest Rate Swap contracts
In US dollars	89,900	118,000

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2018, 2017 and 2016 are as follows:

	Year ended March 31,
	2018	2017	2016
Revenue	$11,231	$7,952	$7,941
Foreign exchange gain, net	15,766	16,896	6,281
Finance expense	(561)	(71)	—
Income tax related to amounts reclassified into consolidated statement of income	(9,965)	(8,998)	(5,230)

Total	$16,471	$15,779	$8,992

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2018, a loss amounting to $1,015 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 24 months and a gain amounting to $995 on account of cash flow hedges in relation to interest rate swaps is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 48 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income, loss of $20, gain of $666 and $125, for the years ended March 31, 2018, 2017 and 2016, respectively.

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

Components of market risk

Exchange rate or currency risk:

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2018 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.

Based upon the Company’s level of operations for the year ended March 31, 2018, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2018 by approximately $24,107. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2018 by approximately $27,282.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2018 is as follows:

	As at March 31, 2018
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$399	4,735	—	2,991	339	610	9,074
Trade receivables	100,002	46,658	3,850	24,686	7,289	2,525	185,010
Unbilled revenue	7,178	3,209	—	643	6,230	858	18,118
Prepayments and other current assets	428	188	10	29	63	11	729
Other non-current assets	3	—	—	—	—	16	19
Trade payables	(27,613)	(64,070)	(6,989)	(16,093)	(1,429)	(19)	(116,213)
Provisions and accrued expenses	(2,314)	(291)	(205)	—	(154)	(19)	(2,983)
Pension and other employee obligations	(134)	—	—	—	(12)	(306)	(452)
Other liabilities	(7)	(4)	—	—	—	—	(11)

Net assets/ (liabilities)	$77,942	(9,575)	(3,334)	12,256	12,325	3,676	93,291

The foreign currency risk from non-derivative financial instruments as at March 31, 2017 is as follows:

	As at March 31, 2017
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$599	253	—	2,606	1,323	35	4,816
Trade receivables	98,713	53,668	2,996	23,373	5,370	3,192	187,312
Unbilled revenue	4,656	1,241		3,062	3,205	494	12,658
Prepayments and other current assets	428	130	3	66	30	14	671
Other non-current assets	3	—	—	—	—	16	19
Trade payables	(40,600)	(71,039)	(3,986)	(19,205)	(1,140)	(312)	(136,282)
Provisions and accrued expenses	(1,706)	(504)	(105)	(128)	(68)	(208)	(2,719)
Pension and other employee obligations	(56)	—	—	—	(31)	(165)	(252)
Other liabilities	(5)	(2)	—	—	—	14	7

Net assets/ (liabilities)	$62,032	(16,253)	(1,092)	9,774	8,689	3,080	66,230

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Other currencies includes mainly currencies such as Swiss Franc (CHF), Singapore Dollar (SGD), Philippine Peso (PHP), Canadian Dollar (CAD), Polish Zloty (PLN), Sri Lankan Rupee (LKR), Romanian Leu (RON), South African Rand (ZAR) and New Zealand Dollar (NZD).

As at March 31, 2018, every 5% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $3,751.

Interest rate risk:

The Company’s exposure to interest rate risk arises from borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered in fiscal 2017, the Company entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from variable US dollar LIBOR interest rates to fixed rates, thereby managing the Company’s exposure to changes in market interest rates under the term loans. The outstanding swap agreements as at March 31, 2018 aggregated $89,900.

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

Credit risk:

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United Kingdom and the United States. Credit risk is managed through periodical assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of trade receivables. The credit risk on marketable securities, FMPs, mutual funds, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit-ratings assigned by international credit-rating agencies.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year Ended March 31,
	2018	2017	2016
Revenue from top customer	6.8%	9.0%	10.9%
Revenue from top five customers	29.4%	32.1%	30.7%

Financial assets that are neither past due nor impaired

Cash equivalents, bank deposits, marketable securities and investments in mutual funds, investment in FMPs, unbilled revenue and other assets, are neither past due nor impaired, except trade receivables as described below.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired, except for trade receivables, which forms part of the class “Loans and receivables.” The Company’s credit period generally ranges from 30-60 days. The age-wise break up of trade receivables, net of allowances that are past due beyond credit period, are as follows:

	As at
	March 31, 2018	March 31, 2017
Neither past due nor impaired	$56,372	$45,939
Past due but not impaired
Past due 0-30 days	9,578	8,260
Past due 31-60 days	2,738	2,544
Past due 61-90 days	834	1,174
Past due over 90 days	1,866	2,506
Past due and impaired	564	1,713

Total	$71,952	$62,136
Allowances for doubtful trade receivables	$(564)	$(1,713)

Trade receivables, net of allowances for doubtful receivables	$71,388	$60,423

Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with well reputed banks and has unused lines of credit of $78,290 as of March 31, 2018 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2018
	Less than 1 Year	1-2 years	2-5 years	Total
Long term debt (includes current portion)(1)	$28,100	$28,200	$33,600	$89,900
Trade payables	19,703	—	—	19,703
Provision and accrued expenses	28,826	—	—	28,826
Other liabilities	10,680	3,154	—	13,834
Other employee obligations	59,347	—	—	59,347
Derivative financial instruments	6,466	2,289	—	8,755

Total(2)	$153,122	$33,643	$33,600	$220,365

Notes:

(1)	Before netting off debt issuance cost of $769.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2017
	Less than 1 Year	1-2 years	2-5 years	Total
Long term debt (includes current portion)(1)	$28,100	$28,100	$61,800	$118,000
Trade payables	14,239	—	—	14,239
Provision and accrued expenses	27,217	—	—	27,217
Other liabilities	9,338	8,195	3,231	20,764
Other employee obligations	46,701	—	—	46,701
Derivative financial instruments	3,947	836	—	4,783

Total(2)	$129,542	$37,131	$65,031	$231,704

Notes:

(1)	Before netting off debt issuance cost of $1,257.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2018	March 31, 2017
Cash and cash equivalents	$99,829	$69,803
Investments	121,502	112,421
Long term debt (includes current portion)(1)	(89,900)	(118,000)

Net cash position	$131,431	$64,224

Note:

(1)	Before netting off debt issuance cost of $769 and $1,257 as at March 31, 2018 and March 31, 2017, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	March 31, 2018	March 31, 2017
Current:
Salaries and bonus	$59,346	$46,701
Pension	1,189	770
Withholding taxes on salary and statutory payables	4,082	5,462

Total	$64,617	$52,933

Non-current:
Pension and other obligations	$9,621	$10,680

Total	$9,621	$10,680

Employee benefit costs consist of the following:

	Year ended March 31,
	2018	2017	2016
Salaries and bonus	$405,665	$307,378	$272,017
Employee benefit plans:
Defined contribution plan	11,684	10,265	7,458
Defined benefit plan	3,042	2,639	2,184
Share-based compensation expense (Refer Note 22)	30,565	23,036	17,919

Total	$450,956	$343,318	$299,578

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2018	2017	2016
Cost of revenue	$329,289	$249,701	$217,098
Selling and marketing expenses	31,373	24,717	22,336
General and administrative expenses	90,294	68,900	60,144

Total	$450,956	$343,318	$299,578

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2018	2017	2016
India	$8,123	$7,587	$5,173
Philippines	127	106	83
South Africa	860	715	617
Sri Lanka	625	661	612
United Kingdom	670	780	681
United States	1,279	416	292

Total	11,684	10,265	7,458

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2018	2017	2016
Service cost	$1,917	$2,188	$1,765
Past service cost	538	—	—
Interest on the net defined benefit liability	587	451	419

Net gratuity cost	$3,042	$2,639	$2,184

	As at
	March 2018	March 2017
Change in projected benefit obligations
Obligation at beginning of the year	$11,776	$8,450
Foreign currency translation	(118)	(30)
Service cost	1,917	2,188
Past service cost	538	—
Interest cost	657	513
Business combinations	—	95
Benefits paid	(1,160)	(1,283)
Actuarial (gain)/loss
From changes in demographic assumptions	62	463
From changes in financial assumptions	(3,428)	(126)
From actual experience compared to assumptions	857	1,506

Benefit obligation at end of the year	$11,101	$11,776

Change in plan assets
Plan assets at beginning of the year	$976	$849
Foreign currency translation	(5)	22
Expected return on plan assets	70	62
Actuarial (loss) /gain	(23)	39
Actual contributions	1,104	1,148
Benefits paid	(1,081)	(1,144)

Plan assets at end of the year	$1,041	$976

Accrued pension liability
Current	$1,189	$770
Non-current	8,871	10,030

Net amount recognized	$10,060	$10,800

Present value of funded defined benefit obligation	$10,418	$8,766
Fair value of plan assets	(1,041)	(976)

	9,377	7,790

Present value of unfunded defined benefit obligation	$683	$3,010

Weighted average duration of defined benefit obligation (both funded and unfunded)	4.8 years	8.3 years

Net amount recognized relating to the Company’s India plan, Philippines plan and Sri Lanka plan was $9,402, $36 and $622 as at March 31, 2018 and $7,973, $2,341 and $486 as at March 31, 2017, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In March 2018, the Government of India amended the Payment of Gratuity Act, 1972 to increase the maximum limit of lump-sum gratuity payment to eligible employees at retirement, death, and incapacitation or on termination of employment from $15 to $31. As a result, the Company has recognized an amount of $538 towards past service cost in the consolidated statement of income during the current year.

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2018	2017	2016
Discount rate:
India	6.6% to 7.3%	7.05%	7.35%
Philippines	3.1%	5.45%	4.75%
Sri Lanka	10.0%	12.8%	12.30%
Rate of increase in compensation level	7% to 10%	7% to 15%	6% to 8%
Expected rate of return on plan assets	7.3%	7.05%	7.35%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2018, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(7.3)%	(1.4)%	(3.4)%
Decrease in discount rate by 1%	0.7%	1.5%	0.5%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	3.6%	1.0%	1.5%
Decrease in salary escalation rate by 1%	(3.5)%	(0.9)%	(1.5)%

Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a 12 month period.

As at March 31, 2018, $4 and $1,037 ($4 and $973 as at March 31, 2017) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 57% and 43% are invested in unquoted government securities and money market instruments, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the Plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.

The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2018. The Company expects to contribute $1,962 for the year ending March 31, 2019. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2019	$2,230
2020	2,194
2021	2,179
2022	2,245
2023	2,370
Thereafter	9,260

$20,478

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2018	March 31, 2017
Accrued expenses	28,826	27,217

Total	$28,826	$27,217

16. Deferred revenue

Deferred revenue consists of the following:

	As at
	March 31, 2018	March 31, 2017
Current:
Payments in advance of services	$557	$717
Advance billings	2,104	4,014
Others	247	747

Total	$2,908	$5,478

Non-current:
Payments in advance of services	$550	$359
Advance billings	2	—
Others	19	19

Total	$571	$378

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2018	March 31, 2017
Current:
Withholding taxes and value added tax payables	$5,117	$5,356
Contingent consideration (Refer note 4(a), 4(b) and 4(c))	8,233	8,252
Deferred rent	800	677
Other liabilities	1,589	1,730

Total	$15,739	$16,015

Non-current:
Deferred rent	$6,544	$5,292
Contingent consideration (Refer note 4(a), 4(b) and 4(c))	3,155	11,426
Other liabilities	1,963	1,751

Total	$11,662	$18,469

18. Share capital

As at March 31, 2018, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,434,080 ordinary shares (excluding 4,400,000 treasury shares) outstanding as at March 31, 2018. There were no preferred shares outstanding as at March 31, 2018.

As at March 31, 2017, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,012,559 ordinary shares (excluding 3,300,000 treasury shares) outstanding as at March 31, 2017. There were no preferred shares outstanding as at March 31, 2017.

Treasury shares

On March 16, 2016, the Company’s shareholders authorized a share repurchase program for the repurchase of up to 3,300,000 of the Company’s American Depository Shares (“ADSs”) each representing one ordinary share, par value 10 pence per share of the Company, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date of shareholders’ approval. The Company was not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program could be suspended at any time at the Company’s discretion.

During the year ended March 31, 2017, the Company purchased 2,200,000 ADSs in the open market for a total consideration of $64,224 (including transaction costs of $33 for share repurchase of 2,200,000 ADSs, $111 paid towards cancellation fees for ADSs in relation to share repurchase of 2,200,000 ADSs which was completed during the year ended March 31, 2017, and $55 paid towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs, which was completed during the year ended March 31, 2016). The shares underlying these purchased ADSs are recorded as treasury shares.

During the year ended March 31, 2018, the Company purchased the balance 1,100,000 ADSs in the open market for a total consideration of $39,546 (including transaction costs of $17) and completed the share repurchase program.

In March 2018, the shareholders of the Company authorized the repurchase of up to 3,300,000 of the Company’s ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date of shareholders’ approval. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program could be suspended at any time at the Company’s discretion. The Company intends to fund the repurchase with cash on hand.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2018	2017	2016
Employee cost	$450,956	$343,318	$299,578
Repair payments	16,970	24,102	31,170
Facilities cost	89,037	75,383	67,689
Depreciation	19,954	16,903	15,435
Legal and professional expenses	22,972	15,902	13,227
Travel expenses	23,748	18,563	17,972
Others	38,886	33,526	30,035

Total cost of revenue, selling and marketing and general and administrative expenses	$662,523	$527,697	$475,106

20. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2018	2017	2016
Interest expense	$3,215	$424	$265
Interest rate swaps	561	71	—
Debt issue cost	488	52	13

Total	$4,264	$547	$278

21. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2018	2017	2016
Interest income	$3,693	$2,083	$1,197
Dividend income	3,570	4,131	5,039
Net gain arising on financial assets designated as FVTPL	3	6	41
Others, net	3,964	2,469	2,217

Total	$11,230	$8,689	$8,494

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

22. Share-based payments

The Company has three share-based incentive plans: the 2002 Stock Incentive Plan adopted on July 1, 2002 (which has expired), the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired), and the 2016 Incentive Award Plan effective from September 27, 2016 (collectively referred to as the “Plans”). All the Plans are equity-settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options and RSUs are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at March 31, 2018, the Company had 2,515,803 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2018, 2017 and 2016 are as follows:

	Year ended March 31,
	2018		2017		2016
Share-based compensation expense recorded in	$		$		$
Cost of revenue		3,770		2,765		1,923
Selling and marketing expenses		2,557		1,723		1,370
General and administrative expenses		24,238		18,548		14,626

Total share-based compensation expense		$30,565		$23,036		$17,919

Upon exercise of share options and RSUs, the Company issued 1,521,521, 906,255 and 455,642 shares during the years ended March 31, 2018, 2017 and 2016, respectively.

Share-based options

Movements in the number of options outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2016	739,618	$23.34	0.54	$5,419
Exercised	(425,941)	10.52
Lapsed	(196,498)	13.44

Outstanding as at March 31, 2017	117,179	$27.25	0.10	$163
Exercised	(48,227)	7.63
Lapsed	(68,952)	7.87

Outstanding as at March 31, 2018	—	—	—	—
Options exercisable	—	$—	—	$—

The aggregate intrinsic value of options exercised during the year ended March 31, 2018, 2017 and 2016 was $180, $2,697 and $856, respectively. The total grant date fair value of options vested during the year ended March 31, 2018, 2017 and 2016 was $Nil for each year. Total cash received as a result of options exercised during the year ended March 31, 2018, 2017 and 2016 was $1,347, $8,941 and $1,302, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2018, 2017 and 2016.

The weighted average share price of options exercised during the year ended March 31, 2018, 2017 and 2016 was $30.44, $27.46 and $28.19, respectively. As no options were outstanding at March 31, 2018, there was no exercise price for these options (March 31, 2017: $15.68 to $29.21) and their weighted average remaining contractual term was zero years (March 31, 2017: 0.10 years)

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Restricted Share Units

The 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allow for grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.

(i)	Movements in the number of RSUs dependent on non-market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2016	1,448,312	$19.25	7.78	$44,376
Granted	516,264	30.26
Exercised	(343,623)	20.18
Forfeited	(47,707)	25.50
Lapsed	—	—

Outstanding as at March 31, 2017	1,573,246	$22.47	7.50	$45,011
Granted	497,689	30.85
Exercised	(961,111)	21.45
Forfeited	(34,775)	29.07
Lapsed	(2,216)	23.47

Outstanding as at March 31, 2018	1,072,833	$27.05	7.75	$48,632
RSUs exercisable	309,312	$20.90	5.94	$14,021

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2018, there was $6,893 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.7 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation expense related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2018, 2017 and 2016 was $30.85, $30.26, and $25.16 per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2018, 2017 and 2016 was $34,339, $9,991 and $10,294, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2018, 2017 and 2016 was $16,931, $14,631 and $6,824, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2018, 2017 and 2016 was $35.73, $29.08 and $28.52, respectively.

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

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2016	129,590	$4.44	8.53	$3,971
Granted	74,400	12.56
Exercised	—	—
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2017	203,990	$13.21	8.10	$5,836
Granted	—
Exercised	—
Forfeited	—
Lapsed	—

Outstanding as at March 31, 2018	203,990	13.21	7.10	$9,247
RSUs exercisable	—	$—	—	$—

On March 15, 2017, the Company modified the vesting period in respect of the RSUs as below:

a.	for RSUs granted in April 2014, the vesting date has been extended to the fifth anniversary of the grant date (i.e. April 2019)

b.	for RSUs granted in April 2015, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2019)

c.	for RSUs granted in April 2016, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2020)

Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The incremental fair value was determined using Monte-Carlo simulation by reference to the difference between fair value of original RSUs as of modification date and the fair value of modified RSUs as of modification date. The additional cost as a result of such modification in respect of modified share awards amounted to $1,185. The additional cost is spread over the period from the modification date until the vesting date of the modified award, which differ from the vesting date of the original award. The incremental cost recognized in the current year (March 31, 2017: $24) in respect of such modified share awards amounted to $540.

As at March 31, 2018, there was $963 of unrecognized compensation cost related to unvested market based RSUs. This amount is expected to be recognized over a weighted average period of 1.3 years. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2018, 2017 and 2016 was Nil, $12.56 and $6.37 per ADS, respectively.

(iii)	RSUs related to Total Shareholder’s Return (“TSR”)

During the year ended March 31, 2018, the Company issued 248,655 RSUs to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.

The performance of these RSUs shall be assessed based on the TSR of the custom peer group (based on percentile rank) and the industry index (based on outperformance rank). The RSUs granted with the TSR condition shall vest on the third anniversary of the grant date, subject to the participant’s continued employment with the Company through the applicable vesting date and achievement of the specified conditions of stock performance and TSR parameters.

The fair value of these RSUs is determined using Monte-Carlo simulation. The grant date fair value was determined at $36.52. The stock compensation expense charged during the year ended March 31, 2018 was $1,368. As at March 31, 2018, there was $3,585 of unrecognized compensation cost related to these RSUs.

Movements in the number of RSUs linked to the TSR condition outstanding under the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2017	—	$—	—	$—
Granted	248,655	36.52
Exercised	—
Forfeited	—
Lapsed	—

Outstanding as at March 31, 2018	248,655	36.52	9.08	11,272
RSUs exercisable	—	$—	—	$—

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

Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2016	951,588	$17.83	7.77	$29,157
Granted	422,062	31.12
Exercised	(141,741)	14.11
Forfeited	(47,057)	26.27

Outstanding as at March 31, 2017	1,184,852	$21.00	7.36	$33,899
Granted	400,463	30.35
Exercised	(506,660)	16.79
Forfeited	(18,681)	29.38

Outstanding as at March 31, 2018	1,059,975	26.36	7.51	48,048
PSUs exercisable	194,629	$18.14	5.86	$8,823

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2018, there was $8,634 of unrecognized compensation cost related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.2 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2018, 2017 and 2016 was $30.35, $31.12, and $20.12 per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2018, 2017 and 2016 was $17,737, $4,237 and $532, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2018, 2017 and 2016 was $8,696, $6,280 and $Nil, respectively.

The weighted average share price of PSU exercised during the year ended March 31, 2018, 2017 and 2016 was $35.01, $29.89 and $29.45, respectively.

BBBEE program in South Africa

During the year ended March 31, 2018, the Company’s South African subsidiary issued share appreciation rights to certain employees to be settled with the Company’s shares on the fourth anniversary of the grant date. As part of the settlement, the Company has granted 32,050 RSUs which shall vest on the fourth anniversary of the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model. The total stock compensation expense in relation to these RSUs was $3,040 to be amortized over the vesting period of four years. The stock compensation expense charged during the year ended March 31, 2018 was $547.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23. Income taxes

The domestic and foreign source component of profit / (loss) before income taxes is as follows:

	Year ended March 31,
	2018	2017	2016
Domestic	$(4,439)	$(5,342)	$(4,121)
Foreign	106,306	60,635	85,181

Profit before income taxes	$101,867	$55,293	$81,060

The Company’s provision for income taxes consists of the following:

	Year ended March 31,
	2018	2017	2016
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	24,494	25,785	19,615

	24,494	25,785	19,615

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(9,063)	(8,255)	1,565

	(9,063)	(8,255)	1,565

Provision for income taxes	$15,431	$17,530	$21,180

Domestic taxes are nil as the Company is subject to income tax in Jersey, Channel Islands at a rate of 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

On July 27, 2017, National Company Law Tribunal in India approved the scheme of amalgamation of Value Edge Research Services Limited (“Value Edge”) and WNS Global Services Private Limited (“WNS India”), pursuant to which, Value Edge was merged with and into WNS India. The merger resulted in the creation of a tax base of goodwill and certain other identifiable intangible assets in the financial statements of WNS India. WNS India is entitled to claim a tax benefit for amortization of goodwill and intangible assets in its future tax returns. The Company had previously recorded a deferred tax liability for the temporary differences between the tax base of identifiable intangible assets and its carrying amount in the Company’s consolidated financial statements upon the acquisition of Value Edge. As a result, the carrying value of such liability as at the effective date of the scheme of amalgamation, amounting to $1,686, was derecognized during the year ended March 31, 2018.

The Company in fiscal 2012 started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the Special Economic Zone (“SEZ”) scheme. These operations were eligible for a 100% income tax exemption until fiscal 2016 and are eligible for a 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started operations in new delivery centers in Gurgaon and Pune, India registered under the SEZ scheme. These operations are eligible for a 100% income tax exemption until fiscal 2019, and a 50% income tax exemption from fiscal 2020 to fiscal 2029. During fiscal 2018, the Company started operations in new delivery centers in Pune and Gurgaon, India registered under the SEZ scheme that are eligible for a 100% income tax exemption until fiscal 2022, and a 50% income tax exemption from fiscal 2023 to fiscal 2032. The Government of India pursuant to the Indian Finance Act, 2011 has also levied a minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 21.55%. The Company’s operations in Costa Rica are eligible for a 50% income tax exemption from fiscal 2018 to fiscal 2021. During fiscal 2013, the Company started operations in a delivery center in Techno Plaza II, Manila which was eligible for a tax exemption that expired in fiscal 2017. During fiscal 2016, the Company started operations in a new delivery center in the Philippines which is eligible for a tax exemption until fiscal 2020. During fiscal 2017, the Company opened two additional delivery centers in Iloilo and Alabang, Philippines which are eligible for a 100% tax exemption until fiscal 2021. During fiscal 2018, the Company opened an additional delivery center in Alabang, Philippines which is eligible for a 100% tax exemption until fiscal 2022. The Government of Sri Lanka has exempted the profits earned from export revenue from tax, which enables the Company’s Sri Lankan subsidiary to continue to claim a tax exemption until fiscal 2018 and would be taxed at 14% on net basis with effect from April 1, 2018.

The “Tax Cuts and Jobs Act of 2017” was enacted on December 22, 2017 with an effective date of January 1, 2018. The reduction in the corporate tax rate from 35% to 21% will have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries. At March 31, 2018, the Company has not completed its initial accounting for the tax effects of the Act. However, a reasonable estimate of the effects of such enactment has been made by recognizing a net one-time provisional tax benefit of $5,212, primarily resulting from the adjustments to its deferred tax balances arising from intangibles, stock compensation, losses and accruals and transition tax on undistributed earnings of foreign subsidiaries. A provisional amount of $5,212 has been included as a component of our income tax expense for fiscal 2018, thereby reducing the effective tax rate by 5.12% for fiscal 2018. The Company is still analyzing certain aspects of the Act and refining its calculations, and expects to update these provisional amounts during the measurement period ending on December 31, 2018, as additional information is obtained, prepared and analyzed.

If the income tax exemption was not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $9,368, $5,171 and $5,072 for the years ended March 31, 2018, 2017 and 2016, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2018 by $0.19 and $0.18, respectively ($0.10 and $0.10, respectively for the year ended March 31, 2017 and $0.10 and $0.09, respectively, for the year ended March 31, 2016).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2018	2017	2016
Current taxes:
Excess tax deductions related to share-based payments	(685)	(270)	(229)

	$(685)	$(270)	$(229)

Deferred taxes:
Excess tax deductions related to share-based payments	(1,135)	715	(688)

	$(1,135)	$715	$(688)

Total income tax recognized directly in equity	$(1,820)	$445	$(917)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2018	2017	2016
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	(9,409)	6,921	(4,259)

Total income tax recognized directly in other comprehensive income	$(9,409)	$6,921	$(4,259)

The reconciliation of estimated income tax to provision for income taxes:

	Year ended March 31,
	2018	2017	2016
Profit before income taxes	$101,867	$55,293	$81,060
Income tax expense at tax rates applicable to individual entities	32,702	21,765	28,067
Effect of:
Items not deductible for tax	221	455	771
Exempt income	(11,250)	(7,706)	(6,845)
Non tax deductible goodwill impairment	—	4,335	—
(Gain)/Loss in respect of which deferred tax (liability)/asset not recognized due to uncertainty and ineligibility to carry forward	324	(105)	259
Recognition of unutilized tax benefits / Unrecognized losses utilized	—	(1,220)	(294)
Temporary difference that will reverse during tax holiday period	22	1,580	30
Change in tax rate and law	(5,685)	78	(152)
Provision for uncertain tax position	—	(1,499)	2
State taxes	317	14	12
Due to acquisitions and merger	(1,686)	—	—
One time tax on undistributed earnings	266	—	—
Others, net	200	(167)	(670)

Provision for income taxes	$15,431	$17,530	$21,180

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2018 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$5,648	$(11)	$1,623	$—	$—	$31	$7,291
Net operating loss carry forward	5,722	—	(2,950)	—	—	107	2,879
Accruals deductible on actual payment	5,641	—	1,661	—	—	122	7,424
Share-based compensation expense	12,264	—	(702)	1,135	—	73	12,770
Minimum alternate tax	167	—	257	—	—	(4)	420
Others	975	—	(661)	—	—	14	328

Total deferred tax assets	$30,417	$(11)	$(772)	$1,135	$—	$343	$31,112

Deferred tax liabilities:
Intangibles	21,123	6	(8,555)	—	—	88	12,662
Unrealized gain/(loss) on cash flow hedging and investments	12,294	—	(1,280)	—	(9,409)	154	1,759
Others	1,113	—	—	—	—	(5)	1,108

Total deferred tax liabilities	$34,530	$6	$(9,835)	$—	$(9,409)	$237	$15,529

Net deferred tax assets/(liabilities)	$(4,113)	$(17)	$9,063	$1,135	$9,409	$106	$15,583

Deferred taxes for the year ended March 31, 2017 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$5,512	$(873)	$932	$—	$—	$77	$5,648
Net operating loss carry forward	3,684	—	2,026	—	—	12	5,722
Accruals deductible on actual payment	5,352	70	(1)	—	—	220	5,641
Share-based compensation expense	11,008	—	1,781	(715)	—	190	12,264
Minimum alternate tax	68	—	96	—	—	3	167
Others	362	—	679	—	—	(66)	975

Total deferred tax assets	$25,986	$(803)	$5,513	$(715)	$—	$436	$30,417

Deferred tax liabilities:
Intangibles	(712)	24,577	(2,769)	—	—	27	21,123
Unrealized gain/(loss) on cash flow hedging and investments	4,857	—	27	—	6,921	489	12,294
Others	1,108	—	—	—	—	5	1,113

Total deferred tax liabilities	$5,253	$24,577	$(2,742)	$—	$6,921	$521	$34,530

Net deferred tax assets/(liabilities)	$20,733	$(25,380)	$8,255	$(715)	$(6,921)	$(85)	$(4,113)

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2016 arising from temporary differences and unused tax losses can be summarized below:

	Opening balance	Additions due to acquisition during the year	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$6,538	$—	$(724)	$—	$—	$(302)	$5,512
Net operating loss carry forward	4,304	—	(448)	—	—	(172)	3,684
Accruals deductible on actual payment	4,201	—	1,443	—	—	(292)	5,352
Share-based compensation expense	6,110	—	4,480	688	—	(270)	11,008
Minimum alternate tax	8,327	—	(7,941)	—	—	(318)	68
Others	1,444	—	(1,179)	—	—	97	362

Total deferred tax assets	$30,924	$—	$(4,369)	$688	$—	$(1,257)	$25,986

Deferred tax liabilities:
Intangibles	2,045	837	(3,477)	—	—	(118)	(712)
Unrealized gain/(loss) on cash flow hedging and investments	9,821	—	(436)	—	(4,259)	(269)	4,857
Others	—	—	1,108	—	—	—	1,108

Total deferred tax liabilities	$11,866	$837	$(2,804)	$—	$(4,259)	$(387)	$5,253

Net deferred tax assets/(liabilities)	$19,058	$(837)	$(1,565)	$688	$4,259	$(870)	$20,733

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred tax presented in the statement of financial position is as follows:

	As at
	March 31, 2018	March 31, 2017
Deferred tax assets	27,395	16,687
Deferred tax liabilities	(11,812)	(20,800)

Net deferred tax assets	$15,583	$(4,113)

There are unused tax losses amounting to $17,969 as at March 31, 2018 for which no deferred tax asset has been recognized as these losses relate to a tax jurisdiction where the group entity has had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entity in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of the jurisdiction and, if not utilized, would expire on various dates starting from financial year 2019 to 2023.

Deferred income tax liabilities on earnings of Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $494,571, $401,857 and $301,043 as at March 31, 2018, 2017 and 2016, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2014, which assess additional taxable income that could in the aggregate give rise to an estimated $43,583 (March 31, 2017: $37,085) in additional taxes, including interest of $17,234 (March 31, 2017: $13,744). These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $45,002 (March 31, 2017: $44,573) in additional taxes, including interest of $13,897 (March 31, 2017: $13,740). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2018, the Company has provided a tax reserve of $12,370 (March 31, 2017: $12,432) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2018, corporate tax returns for years ended March 31, 2015 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $13,416 (March 31, 2017: $12,031) of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,341 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2018	2017	2016
Numerator:
Profit	$86,436	$37,763	$59,880
Denominator:
Basic weighted average ordinary shares outstanding	50,388,440	50,582,852	51,372,117
Dilutive impact of equivalent stock options and RSUs	2,527,160	2,357,456	2,267,553
Diluted weighted average ordinary shares outstanding	52,915,600	52,940,308	53,639,670

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excluded from the calculation of diluted EPS options and RSUs to purchase 27,350, 5,200 and 46,033 shares for the year ended March 31, 2018, 2017 and 2016, respectively, because their effect will be anti-dilutive.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2018:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands Cooperatief U.A.		The Netherlands

	WNS Global Services Philippines Inc.	Philippines

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L	Costa Rica

	Denali Sourcing Services Inc. (1)	Delaware, USA

WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom

	WNS Assistance (Legal) Limited (5)	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Legal Assistance LLP (6)	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	- WNS Customer Solutions (Singapore) Private Limited	Singapore

	- WNS Global Services (Australia) Pty Ltd	Australia

	- WNS New Zealand Limited (7)	New Zealand

	- Business Applications Associates Beijing Ltd	China

	WNS Global Services Private Limited (8)	India

	- WNS Global Services (UK) Limited (2)	United Kingdom

	- WNS Global Services SA (Pty) Limited	South Africa

	- WNS B-BBEE Staff Share Trust (3)	South Africa

	- Ucademy (Pty) Limited (4)	South Africa

	- MTS HealthHelp Inc. (9)	Delaware, USA

	- HealthHelp Holdings LLC (9)	Delaware, USA

	- HealthHelp LLC (9)	Delaware, USA

	- Value Edge Inc. (10)	Delaware, USA

	- Value Edge AG. (10)	Switzerland

	- Value Edge GmbH (10)	Germany

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

Notes:

(1)	On January 20, 2017, the Company acquired all outstanding equity shares of Denali Sourcing Services Inc.
(2)	WNS Global Services (UK) is jointly held by WNS Global Services Private Limited and WNS Holdings Limited. The percentage of holding of WNS Global Services Private Limited is 50.7% and of WNS Holdings Limited is 49.3%.
(3)	The WNS B-BBEE Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. The trust holds 10% of the equity capital of WNS Global Services SA (Pty) Limited and the balance 90% is held by WNS Global Services (UK) Limited.
(4)	Ucademy (Pty) Limited has been incorporated as a subsidiary of WNS Global Services SA (Pty) Limited with effect from June 20, 2016.
(5)	WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated on April 20, 2016.
(6)	WNS Legal Assistance LLP is a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 26) segment in the UK. During the year ended March 31, 2018, the Company acquired 20% of the equity capital of WNS Legal Assistance LLP from Prettys Solicitors (the non-controlling interest in WNS Legal Assistance LLP) as a consequence of which, WNS Legal Assistance LLP has become a wholly owned subsidiary of WNS Assistance Limited. As at March 31, 2018, WNS Legal Assistance LLP is 98.75% owned by WNS Assistance Limited and 1.25% owned by WNS Assistance (Legal) Limited.
(7)	WNS New Zealand Limited, a wholly owned subsidiary of WNS Global Services (Australia) Pty Ltd, was incorporated on June 13, 2017.
(8)	WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 80% and of WNS Customer Solutions (Singapore) Private Limited is 20%.
(9)	On March 15, 2017, the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries, which existed on that date. HealthHelp Holdings LLC is 63.7% owned by MTS HealthHelp Inc. and 36.3% owned by WNS North America Inc.
(10)	On June 14, 2016, the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited. As part of the acquisition, the Company also acquired the three subsidiaries of Value Edge Research Services Private Limited, which existed on that date. Value Edge Research Services Private Limited was merged with and into WNS Global Services Private Limited pursuant to a Scheme of Amalgamation approved by the National Company Law Tribunal on July 27, 2017.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Acumentor Inc. (w.e.f. April 1, 2014)	An entity of which a member of key management is the sole proprietor

Razmatazz Events	An entity which a close relative of the member of key management owns and controls

Surface Architectural Supply Inc. (w.e.f. September 1, 2014)	An entity in which a member of key management has a controlling stake

J F Fitness of North America (w.e.f. September 1, 2014)	An entity in which a member of key management has a controlling stake

Sheron LLC (w.e.f. April 1, 2014)	An entity which a member of key management and his close relative jointly own and control

JF Manufacturing LLC ( w.e.f. May 22, 2017)	An entity in which a member of key management has a controlling stake

Haviland Digital Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a sole controlling stake

Mission Control Productions Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a controlling stake

Mirabilis Technology Services Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a controlling stake

Haviland Digital Co-Productions Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a sole controlling stake

35 Yard Development (w.e.f July 1, 2017)	An entity in which a member of key management has a joint controlling stake

Vitality Risk LLC (w.e.f. October 27, 2017)	An entity in which a member of key management has a sole controlling stake

Key management personnel
Adrian T. Dillon	Chairman (Appointed as Chairman effective January 1, 2014, was Non-Executive Vice Chairman until December 31, 2013)

Keshav R. Murugesh	Director and Group Chief Executive Officer

Jeremy Young (Ceased to be director from September 29, 2015)	Director

Renu S. Karnad	Director

Anthony A. Greener (Ceased to be director from September 27, 2016)	Director

Albert Aboody (Ceased to be director from September 27, 2017)	Director

Swaminathan Rajamani	Chief People Officer

Ronald Gillette	Chief Operating Officer

Sanjay Puria	Group Chief Financial Officer

Gareth Williams	Director

Michael Menezes	Director

John Freeland (Appointed on September 1, 2014)	Director

Francoise Gri (Appointed on May 6, 2015)	Director

Keith Haviland (Appointed on July 1, 2017)	Director

Mario Vitale (Appointed on October 27, 2017)	Director

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2018	2017	2016
Key management personnel*
Remuneration and short-term benefits	6,614	4,592	4,671
Defined contribution plan	94	89	84
Other benefits	17	15	14
Share-based compensation expense	17,677	13,347	8,674

*	Defined benefit plan is not disclosed as these are determined for the Company as a whole.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). Segment managers are responsible for the performance of the operating segments on a combined vertical structure which includes travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance services including auto claims; and others. The segment managers’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of combined vertical structure.

The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance; and others are similar in terms of services, service delivery methods, use of technology, and average long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance Limited and Accidents Happen Assistance Limited (which provide automobile repair through a network of third party repair centers), and WNS Assistance (Legal) Limited and WNS Legal Assistance LLP (which provides legal services in relation to personal injury claims), constitute WNS Auto Claims BPM, the performance of which is evaluated by the CODM separately. WNS Auto Claims BPM segment does not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPM” and “WNS Auto Claims BPM.”

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2018 are as follows:

	Year ended March 31, 2018
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$722,542	$35,414	$—	$757,956
Segment revenue	$722,600	$35,414	$(58)	$757,956
Payments to repair centers	—	16,970	—	16,970

Revenue less repair payments (non-GAAP)	722,600	18,444	(58)	740,986
Depreciation	19,682	272	—	19,954
Other costs	561,870	18,249	(58)	580,061

Segment operating profit	141,048	(77)	—	140,971
Other income, net	(9,757)	(1,473)	—	(11,230)
Finance expense	4,065	199	—	4,264

Segment profit before income taxes	146,740	1,197	—	147,937
Provision for income taxes	15,319	112	—	15,431

Segment profit	131,421	1,085	—	132,506
Amortization of intangible assets				15,505
Share based compensation expense				30,565

Profit				$86,436

Addition to non-current assets	$32,337	$201	$—	$32,538
Total assets, net of elimination	633,186	126,377	—	759,563
Total liabilities, net of elimination	$181,627	$82,980	$—	$264,607

*	Transactions between inter segments represent invoices issued by WNS Global BPM to WNS Auto Claims BPM for business process management services rendered by the former to the latter.

No client individually accounted for more than 10% of the total revenue during the year ended March 31, 2018.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2017 are as follows:

	Year ended March 31, 2017
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$557,904	$44,642	$—	$602,546
Segment revenue	$557,983	$44,642	$(79)	$602,546
Payments to repair centers		24,102	—	24,102

Revenue less repair payments (non-GAAP)	557,983	20,540	(79)	578,444
Depreciation	16,598	305	—	16,903
Other costs	429,074	20,147	(79)	449,142
Impairment of goodwill (Refer note 9)	—	21,673	—	21,673

Segment operating profit/(loss)	112,311	(21,585)	—	90,726
Other income, net	(7,785)	(904)	—	(8,689)
Finance expense	547	—	—	547

Segment profit/(loss) before income taxes	119,549	(20,681)	—	98,868
Provision for income taxes	17,441	89	—	17,530

Segment profit/(loss)	102,108	(20,770)	—	81,338
Amortization of intangible assets				20,539
Share-based compensation expense				23,036

Profit/(loss)				$37,763

Addition to non-current assets	$111,280	$453	$—	$111,733
Total assets, net of elimination	590,974	113,149	—	704,123
Total liabilities, net of elimination	$214,155	$74,902	$—	$289,057

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process outsourcing services rendered by the former to latter.

One customer in the WNS Global BPM segment accounted for 9.0% of the Company’s total revenue for the year ended March 31, 2017. The receivables from this customer comprised 7.1% of the Company’s total trade receivables as at March 31, 2017.

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

One customer in the WNS Global BPM segment accounted for 10.9% of the Company’s total revenue for the year ended March 31, 2016. The receivables from this customer comprised 10.0% of the Company’s total trade receivables as at March 31, 2016.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended March 31,
	2018	2017	2016
Jersey, Channel Islands	$—	$—	$—
US	308,436	196,193	155,345
UK	258,863	248,588	264,889
Australia	66,626	49,053	40,308
Europe (excluding UK)	47,169	37,494	34,732
South Africa	42,841	42,717	30,086
Rest of the world	34,021	28,501	36,819

Total	$757,956	$602,546	$562,179

The Company’s non-current assets (excluding goodwill and intangible assets) by geographic area are as follows:

	As at March 31,
	2018	2017
Jersey, Channel Islands	$—	$—
UK	756	1,228
North America	5,112	6,493
India	26,167	21,944
South Africa	10,529	11,449
Philippines	14,050	10,583
Rest of the world	3,992	3,099

Total	$60,606	$54,796

27. Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between fiscal 2019 and 2028, that are renewable on a periodic basis at the option of the lessor and the lessee and have rent escalation clause. The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2018 are as follows:

Operating lease
Less than 1 year	$27,572
1-3 years	47,115
3-5 years	29,783
More than 5 years	27,437

Total minimum lease payments	$131,907

Rental expenses were $33,685, $27,712 and $24,313 for the years ended March 31, 2018, 2017, and 2016, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Capital commitments

As at March 31, 2018 and 2017, the Company had committed to spend approximately $5,762 and $6,257, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $2,579 and $1,190 as at March 31, 2018 and 2017, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $575 and $355 as at March 31, 2018 and 2017, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

The capital structure as at March 31, 2018 and 2017 was as follows:

	As at March 31,
	2018	2017	% Change
Total equity attributable to the equity shareholders of the Company	$494,956	$415,066	19%
As percentage of total capital	85%	78%
Long term debt(1)	89,900	118,000	(24)%
Total debt	$89,900	$118,000	(24)%
As percentage of total capital	15%	22%

Total capital (debt and equity)	$584,856	$533,066	10%

Note:

(1)	Before netting off debt issuance cost of $769 and $1,257 as at March 31, 2018 and March 31, 2017, respectively.

The Company is predominantly equity-financed. This is also evident from the fact that debt represents 15% and 22% of total capital as at March 31, 2018 and 2017, respectively.