Form 20-F
period 2019-03-31
WNS (HOLDINGS) LTD
filed 2019-05-15
CIK 1356570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Gopi Krishnan

General Counsel

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

(91-22) 4095-2100

gopi.krishnan@wns.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each represented by	WNS	The New York Stock Exchange
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

As at March 31, 2019, 50,051,920 ordinary shares (excluding 1,101,300 treasury shares), par value 10 pence per share, were issued and outstanding, of which 49,776,517 ordinary shares were held in the form of American Depositary Shares (“ADSs”). Each ADS represents one ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company,” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17     ☐  Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

WNS (HOLDINGS) LIMITED

Ex-4.10 Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong.

Ex-4.11 Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited and Standard Chartered Bank, UK.

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

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton India LLP, independent registered public accounting firm

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “EU” are to the European Union. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “Indian rupee” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” or “€” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “PHP” or “Philippine Peso” are to the legal currency of Philippines, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka and references to “NZD” or “New Zealand Dollar” are to the legal currency of New Zealand. Our financial statements are presented in US dollars. Our financial statements included in this annual report are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

References to a particular “fiscal” year are to our fiscal year ended March 31 of that calendar year. Any discrepancies in any table between totals and sums of the amount listed are due to rounding. Any amount stated to be $0.0 million represents an amount less than $5,000.

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

This annual report also includes information regarding the BPM market from the “Gartner Inc., Forecast: IT Services, Worldwide, 2017-2023, 1Q19 Update” report dated March 29, 2019 by Gartner Inc. (which we refer to herein as the “Gartner Report”). The Gartner Report described herein contains data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report are subject to change without notice.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	our dependence on a limited number of clients in a limited number of industries;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management industry;

•	technological innovation;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to collect our receivables from, or bill our unbilled services to, our clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2019, 2018, 2017, 2016, and 2015 have been prepared in conformity with IFRS, as issued by the IASB.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following selected consolidated statement of income data for fiscal 2019, 2018, and 2017 and selected consolidated statement of financial position data as at March 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for fiscal 2016 and 2015 and selected consolidated statement of financial position data as at March 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2019	2018	2017	2016	2015
	(US dollars in millions, except share and per share data)
Consolidated statement of income data:
Revenue(2)	$809.1	$758.0	$602.5	$562.2	$533.9
Cost of revenue(1)	518.2	503.1	403.3	365.4	342.7

Gross profit	290.9	254.8	199.2	196.8	191.2
Operating expenses:
Selling and marketing expenses(1)	44.6	41.8	32.6	30.8	31.1
General and administrative expenses(1)	115.2	117.6	91.7	78.9	70.0
Foreign exchange gains, net (2)	(4.5)	(15.0)	(14.5)	(11.0)	(4.6)
Impairment of goodwill	—	—	21.7	—	—
Amortization of intangible assets	15.8	15.5	20.5	25.2	24.2

Operating profit	119.8	94.9	47.2	72.9	70.5
Other income, net	(14.6)	(11.2)	(8.7)	(8.5)	(11.9)
Finance expense	3.2	4.3	0.5	0.3	1.3

Profit before income taxes	131.1	101.8	55.3	81.1	81.0
Income tax expense	25.7	15.4	17.5	21.2	22.4

Profit after tax	$105.4	$86.4	$37.8	$59.9	$58.6

Earnings per share of ordinary share:
Basic	$2.10	$1.72	$0.75	$1.17	$1.14
Diluted	$2.02	$1.63	$0.71	$1.12	$1.10
Basic weighted average ordinary shares outstanding	50,139,389	50,388,440	50,582,852	51,372,117	51,633,516
Diluted weighted average ordinary shares outstanding	52,278,113	52,915,600	52,940,308	53,639,670	53,428,981

	As at March 31,
	2019	2018	2017	2016	2015
	(US dollars in millions, except share and per share data)
Consolidated statement of financial position data:
Assets
Cash and cash equivalents	$85.4	$99.8	$69.8	$41.9	$32.4
Investments	67.9	121.0	112.0	133.0	133.5
Trade receivables including unbilled revenue, net	140.6	133.1	109.3	99.2	95.5
Contract assets (3)	4.2	—	—	—	—
Other current assets(5)	37.3	46.7	71.9	48.4	53.7

Total current assets	335.4	400.6	363.0	322.5	315.1

Goodwill and intangible assets, net	211.0	224.9	230.6	103.4	122.4
Property and equipment, net	61.0	60.6	54.8	50.4	48.2
Deferred tax assets	23.8	27.4	16.7	22.5	21.3
Investments	82.5	0.5	0.4	—	—
Contract assets (3)	22.0	—	—	—	—
Other non-current assets (5)	49.9	45.6	38.5	26.7	23.3

Total non-current assets	450.2	359.0	341.1	203.0	215.2

Total assets	785.6	759.6	704.1	525.5	530.3

Liabilities and equity
Current portion of long term debt	28.0	27.7	27.6	—	12.8
Trade payables	17.8	19.7	14.2	19.9	22.7
Other current liabilities (6)	116.2	119.9	106.9	83.5	92.5

Total current liabilities	162.0	167.3	148.7	103.4	128.0

Long-term debt	33.4	61.4	89.1	—	—
Other non-current liabilities (7)	37.8	35.9	51.2	13.9	13.2

Total non-current liabilities	71.2	97.3	140.3	13.9	13.2

Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,153,220, 54,834,080, 53,312,559, 52,406,304 and 51,950,662 shares each as at March 31, 2019, 2018, 2017, 2016 and 2015, respectively)	8.1	8.5	8.3	8.2	8.1
Share premium	269.5	371.8	338.3	306.9	286.8
Other shareholders’ equity (8)	331.2	248.9	163.2	123.6	94.2

Total shareholders’ equity, including shares held in treasury	608.8	629.2	509.8	438.7	389.1

Less: 1,101,300 shares as at March 31, 2019, 4,400,000 shares as at March 31, 2018, 3,300,000 shares as at March 31, 2017, 1,100,000 shares as at March 31, 2016 and Nil shares as at March 31, 2015, held in treasury, at cost	(56.4)	(134.2)	(94.7)	(30.5)	—

Total shareholders’ equity	552.4	495.0	415.1	408.2	389.1

Total liabilities and equity	$785.6	$759.6	$704.1	$525.5	$530.3

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2019	2018	2017	2016	2015
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$809.1	$758.0	$602.5	$562.2	$533.9
Gross profit as a percentage of revenue	36.0%	33.6%	33.1%	35.0%	35.8%
Operating profit as a percentage of revenue	14.8%	12.5%	7.8%	13.0%	13.2%
Non-GAAP Financial Data:
Revenue less repair payments (non-GAAP)(9)	$794.0	$741.0	$578.4	$531.0	$503.0
Gross profit as a percentage of revenue less repair payments (non-GAAP)	36.6%	34.4%	34.4%	37.1%	38.0%
Operating profit as a percentage of revenue less repair payments (non-GAAP)	15.1%	12.8%	8.2%	13.7%	14.0%
Operating Data:
Number of employees (at year end) (10)	39,898	36,540	34,547	32,388	28,890

Notes:

(1)	Includes the following share-based compensation expense amounts:

	For the year ended March 31,
	2019	2018	2017	2016	2015
	(US dollars in millions)
Cost of revenue	$4.3	$3.8	$2.8	$1.9	$0.8
Selling and marketing expenses	$4.0	$2.6	$1.7	$1.4	$0.8
General and administrative expenses	$22.0	$24.2	$18.5	$14.6	$7.9

(2)

On adoption of IFRS 9 “Financial Instruments” (“IFRS 9”) with effect from April 1, 2018, cash flow hedging gains and losses, which were previously reported in foreign exchange gains or losses, net, are now reported in revenue. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 39 –“Financial Instruments: Recognition and Measurement”.

(3)

Disclosed separately on adoption of IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) with effect from April 1, 2018. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 18 –“Revenue”. See note 4 to our consolidated financial statements included elsewhere in this annual report.

(4)	Consists of funds held for clients, derivative assets, and prepayments and other current assets.
(5)	Consists of non-current portion of derivative assets, and other non-current assets.
(6)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, contract liabilities, current taxes payable and other liabilities.
(7)	Consists of non-current portion of derivative liabilities, pension and other employee obligations, contract liabilities, deferred tax liabilities and other non-current liabilities.
(8)	Consists of retained earnings and other components of equity.

(9)

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. The following table reconciles our revenue to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2019	2018	2017	2016	2015
	(US dollars in millions)
Revenue (GAAP)	$809.1	$758.0	$602.5	$562.2	$533.9
Less: Payments to repair centers(a)	15.2	17.0	24.1	31.2	30.9

Revenue less repair payments (non-GAAP)	$794.0	$741.0	$578.4	$531.0	$503.0

Note:

(a)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. WNS Legal Assistance LLP, a subsidiary of WNS Assistance Limited, provides legal services in relation to personal injury claims. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments (non-GAAP) to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (non-GAAP) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business, where we provide accident management services, accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

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

(10)

Commencing fiscal 2018, we are including in our disclosed total headcount the number of apprentices employed under the India government scheme, National Employability Enhancement Mission, pursuant to which apprentices undergo a three to 36 month apprenticeship to enhance their employability. There is no guarantee of employment with WNS following the completion of the apprenticeship. Our previously disclosed total headcount does not include apprentices. The total headcount presented for prior periods in the table above have been re-computed to include apprentices for comparative purposes.

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

In June 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum, commonly referred to as “Brexit.” The referendum was advisory, and the terms of any withdrawal are subject to a two-year negotiation period (unless an extension is agreed), which commenced on March 29, 2017. The withdrawal of the UK from the EU was set to take place on March 29, 2019, however this date has been postponed to October 31, 2019 and ongoing uncertainty remains as to what kind of post-Brexit agreement between the UK and the EU, if any, may be approved by the UK parliament. There is the possibility that the UK will end up leaving the EU without having reached final agreement with the EU on the terms of its withdrawal. The referendum, and now the risk of a “no deal” between the UK and the EU, has created significant uncertainty regarding the future relationship between the UK and the EU, including with respect to the laws and regulations that will apply as the UK determines which EU-derived laws to replace or replicate in the event of a withdrawal. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

29.0% of our revenues and 27.6% of our revenue less repair payments (non-GAAP) for fiscal 2019 and 31.8% of our revenues and 30.2% of our revenue less repair payments (non-GAAP) for fiscal 2018 are denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of the UK referendum or otherwise could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective and it substantially protects us against fluctuations in foreign currency exchange rates through a mix of forwards and options for this current fiscal year.

In the US, economic growth is tempered by continuing concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in the cost of borrowing and reduction in availability of credit as the US Federal Reserve has, until recently, continued to raise interest rates. The policies that may be pursued by the presidential administration in the US have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Further, there is uncertainty regarding the impact of the escalating “trade war” between China and the United States on the global economy. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition and results of operations. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth. China continues to have room for economic growth, but such growth opportunities remain subject to political developments, particularly with respect to a US-China trade deal, and uncertainties in the regulatory framework of the economy.

These economic and geo-political conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

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

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2019 and 2018, our five largest clients accounted for 27.1% and 29.4% of our revenue and 27.6% and 30.1% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2019 and 2018, our three largest clients accounted for 18.1% and 19.2% of our revenue and 18.5% and 19.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2019, our largest client individually accounted for 6.9% and 7.1% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 6.8% and 7.0% in fiscal 2018, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

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

We have derived, and we expect to continue deriving for the foreseeable future, a significant portion of our revenue from Aviva Global Services (Management Services) Private Limited (“Aviva MS”). Under our master services agreement with Aviva MS (the “Aviva master services agreement”), Aviva MS is permitted to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, until fiscal 2018, Aviva MS was our largest client and revenue from Aviva MS has decreased from $54.5 million in fiscal 2017 to $51.9 million in fiscal 2018 to $50.1 million in fiscal 2019. Part of this decline in revenue is attributable to revised pricing terms and part is attributable to a reduction of services due to automation performed by Aviva MS and the automation of certain services by WNS. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia. Economic slowdowns or factors that affect these industries or the economic environment in the US, the UK, Europe or Australia could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2019 and 2018, 26.6% and 25.7% of our revenue, respectively, and 25.2% and 24.0% of our revenue less repair payments (non-GAAP), respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 17.4% and 18.7% of our revenue, respectively, and 17.8% and 19.2% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

Turbulence in the global economy affects both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “ — The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.

Further, any weakening of or uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements, which in turn could decrease the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in the US, the UK, Europe and Australia. In fiscal 2019 and 2018, 41.5% and 40.7% of our revenue, respectively, and 42.3% and 41.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the US. During the same periods, 31.4% and 34.2% of our revenue, respectively, and 30.1% and 32.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the UK, 7.0% and 6.2% of our revenue, respectively, and 7.1% and 6.4% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (excluding the UK), and 9.5% and 8.8% of our revenue, respectively, and 9.7% and 9.0% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Australia. Any weakening of or uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in our targeted industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services and have an adverse impact on our profitability. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars, Euro and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine peso. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar, Euro or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine peso would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling, Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Fluctuations between the pound sterling, the Indian rupee, the South African rand, the Australian dollar or the Philippine peso, on the one hand, and the US dollar, on the other hand, expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the pound sterling, Indian rupee, South African rand, Australian dollar, Euro and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

The referendum in the UK regarding the UK’s withdrawal from the EU and the uncertainty regarding the terms of Brexit and its eventual effects once implemented have created uncertainty in the British and European economies and in the global economy as a whole. See “—The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average pound sterling to US dollar exchange rate was approximately £0.76 per $1.00 in fiscal 2019, which represented a depreciation of the pound sterling by an average of 0.9% as compared with the average exchange rate of £0.75 per $1.00 in fiscal 2018, which in turn represented an appreciation of the pound sterling by an average of 1.4% as compared with the average exchange rate of £0.76 per $1.00 in fiscal 2017.

The average Indian rupee to US dollar exchange rate was approximately ₹69.92 per $1.00 in fiscal 2019, which represented a depreciation of the Indian rupee by an average of 8.5% as compared with the average exchange rate of approximately ₹64.46 per $1.00 in fiscal 2018, which in turn represented an appreciation of the Indian rupee by an average of 3.9% as compared with the average exchange rate of approximately ₹67.10 per $1.00 in fiscal 2017.

The average South African rand exchange rate was approximately R13.76 per $1.00 in fiscal 2019, which represented a depreciation of the South African rand by an average of 6.0% as compared with the average exchange rate of approximately R12.98 per $1.00 in fiscal 2018, which in turn represented an appreciation of the South African rand by an average of 7.8% as compared with the average exchange rate of approximately R14.07 per $1.00 in fiscal 2017.

The average Australian dollar exchange rate was approximately A1.37 per $1.00 in fiscal 2019, which represented a depreciation of the Australian dollar by an average of 5.8% as compared with the average exchange rate of approximately A1.29 per $1.00 in fiscal 2018, which in turn represented an appreciation of the Australian dollar by an average of 2.8% as compared with the average exchange rate of approximately A1.33 per $1.00 in fiscal 2017.

The average Euro exchange rate was approximately €1.16 per $1.00 in fiscal 2019, which represented a depreciation of the Euro by an average of 1.0% as compared with the average exchange rate of approximately €1.17 per $1.00 in fiscal 2018, which in turn represented an appreciation of the Euro by an average of 6.7% as compared with the average exchange rate of approximately €1.10 per $1.00 in fiscal 2017.

The average Philippine peso exchange rate was approximately PHP 52.91 per $1.00 in fiscal 2019, which represented a depreciation of the Philippine peso by an average of 4.2% as compared with the average exchange rate of approximately PHP 50.76 per $1.00 in fiscal 2018, which in turn represented a depreciation of the Philippine peso by an average of 5.4% as compared with the average exchange rate of approximately PHP 48.18 per $1.00 in fiscal 2017.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, the South African rand or the Philippine peso appreciates significantly against the US dollar.

For example, the depreciation of the Indian Rupee and the South African rand against the US dollar in fiscal 2019 positively impacted our results of operations whereas the depreciation of the pound sterling and the Australian dollar against the US dollar negatively impacted our results of operations during that year.

The appreciation of the Indian rupee and the South African rand against the US dollar in fiscal 2018 negatively impacted our results of operations whereas the appreciation of the pound sterling and the Australian dollar against the US dollar positively impacted our results of operations during that year.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

We have operations in 12 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

On account of the global nature of our and our clients’ operations, compliance with diverse legal and regulatory requirements is difficult, time-consuming and requires significant resources. Further, the extent of development of legal systems varies across the countries in which we operate and local laws may not be adequately developed or be able to provide us clear guidance to sufficiently protect our rights. Specifically, in many countries including those in which we operate and/or seek to expand to, the practices of local businesses may not be in accordance with international business standards and could violate anti-corruption laws and regulations, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. Our employees, subcontractors, agents, business partners, the companies we acquire and their employees, subcontractors and agents, and other third parties with which we associate, could act in a manner which violates policies or procedures intended to ensure compliance with laws and regulations, including applicable anti-corruption laws or regulations.

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

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates or the software/platforms we use in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

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

Although under most of our contracts with our clients, our liability for breach of our obligations is limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract, our liability for breach of our obligations under certain of our contracts is unlimited. With respect to those of our contracts that contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise. Further, cybersecurity and data privacy considerations could impact our business.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality of the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE16 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

To date, although there has not been a material cybersecurity attack that has had an adverse effect on our operations, there can be no assurance that there will be no material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.

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

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required by our client contracts to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

Our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2020 (including work orders/statement of works that will expire on or before March 31, 2020) represented approximately 15.7% of our revenue and 16.0% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2019. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.

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

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

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

We have alliances with companies whose capabilities complement our own. For example, some of our services and solutions are based on technology, software or platforms provided by these companies. The priorities and objectives of these companies with whom we have an alliance may differ from ours. As most of our alliance relationships are non-exclusive, these companies with whom we have an alliance are not prohibited from competing with us or forming closer or preferred arrangements with our competitors. One or more of these companies with whom we have an alliance may be acquired by a competitor, or may merge with each other, either of which could reduce our access over time to the technology, software or platforms provided by those companies. In addition, these companies with whom we have an alliance could experience reduced demand for their technology, software or platforms, including, for example, in response to changes in technology, which could lessen related demand for our services and solutions. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive and our ability to offer attractive solutions to our clients may be negatively affected, which could have an adverse effect on our results of operations.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain allowances against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as any domestic or global credit crisis and disruption or the global financial system could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. In fiscal 2019, we added new facilities in Palma, Spain. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional delivery centers in the Asia Pacific, North America and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 39,898 as at March 31, 2019 from 27,020 as at March 31, 2014. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. In fiscal 2019, we added new facilities in Palma, Spain. We now have delivery centers across 12 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Europe.

We have also completed numerous acquisitions. For example, in the first quarter of fiscal 2017, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry based in India, the US and Europe. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions based in the United States. In March 2017, we acquired HealthHelp, an industry leader in care management based in the United States. For more information about more recent acquisitions, see “—We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.”

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

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During each of fiscal 2019, 2018 and 2017, the attrition rate for our employees who have completed six months of employment with us was 31%, 29% and 34%, respectively. The attrition rate for our employees increased in fiscal 2019 and we cannot assure you that our attrition rate will not continue to increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

We have incurred a substantial amount of indebtedness in connection with recent acquisitions. As at March 31, 2019, we had total indebtedness of $61.8 million in secured bank loans. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F.

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

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India, may reduce this competitive advantage. For example, the Government of India has proposed the Code on Wages Bill, 2017, which, if passed, would replace four central labor laws, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976, and would introduce a national minimum wage for all employees to be administered by the central government.The Indian Supreme Court recently clarified that certain allowances paid by an employer to an employee should be included in the definition of “basic wage” for the purposes of employee provident fund contributions. As a result, our wage costs in India may increase. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

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

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2019, 2018 and 2017, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

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

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions in the high-technology (“high-tech”), retail and consumer packaged goods (“CPG”), banking and financial services, utilities and healthcare verticals, and in March 2017, we acquired HealthHelp, an industry leader in care management whose solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. In June 2016, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. There is no assurance that these acquisitions will be profitable for us. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. For more information see “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.”

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

Goodwill, intangible or other assets that we carry on our balance sheet could give rise to significant impairment charges in the future.

As at March 31, 2019, we had goodwill and intangible assets of approximately $211.0 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. See also “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, of the total $211.0 million in goodwill and intangible assets we had as at March 31, 2019, $94.9 million pertains to our acquisition of HealthHelp in fiscal 2017. This goodwill and intangible assets associated with our acquisition of HealthHelp is primarily attributable to HealthHelp’s expected business from one client. We expect this client to renegotiate the pricing of our services to them but there is no certainty as to when that may occur. Further, there is no assurance that our pricing terms with this client will remain on terms acceptable to us. If there is a significant decline in the prices charged for services to this client or a decrease in the volume of business from this client, we may be required to review our goodwill and intangible assets for impairment and record a further impairment charge. Further, if, for example, the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited, a provider of offshore analytics services which we acquired in 2007, and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

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

Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “—New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, in December 2015, the Government of India amended the Payment of Bonus Act, 1965, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. As a result, our wage costs in India have increased. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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

The UK’s impending withdrawal from the EU may have a negative effect on our operations in the UK and EU.

We have operations in the UK, Romania and Poland. In June 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a two-year negotiation period, which commenced on March 29, 2017. The withdrawal of the UK from the EU was set to take place on March 29, 2019, however this date has been postponed to October 31, 2019 and ongoing uncertainty remains as to what kind of post-Brexit agreement between the UK and the EU, if any, may be approved by the UK parliament. The referendum, and now the risk of a “no deal” between the UK and the EU, has created significant uncertainty about the future relationship between the UK and the EU, including with respect to the laws and regulations that will apply as the UK determines which EU-derived laws to replace or replicate in the event of a withdrawal. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, may have an adverse effect on our operations in the UK and the EU, the value of our ADSs and your investment in our ADSs.

Our business in South Africa is evaluated for compliance with the South African government’s Broad-Based Black Economic Empowerment (“BBBEE”) legislation. Failure to maintain a minimum BBBEE rating would result in a loss of certain government grants, and may also result in us losing certain business opportunities or clients imposing contractual penalties on us.

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard, which has different levels based on various criteria. South African government grants are available to businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. A level one BBBEE rating has the most rigorous criteria. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating.

We have been conducting our domestic business (serving clients based in South Africa) and international business (serving clients based outside South Africa) in South Africa through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved a level three rating in respect of WNS Global Services SA (Pty) Limited in our BBBEE verification audit in May 2018 which is valid until May 2019. Based on the results of an interim BBBEE audit, we expect that we will achieve the required rating in our next BBBEE verification audit in May 2019 which, if achieved, would be valid until May 2020. In December 2018, we established WNS SA Domestic (Pty) Ltd, a wholly owned subsidiary of WNS Global Services SA (Pty) Limited, for the purposes of conducting our domestic business in South Africa. As part of the plan to achieve a level two BBBEE rating in respect of this new subsidiary, our Board of Directors has approved the divestment of 51.0% of our interests in WNS SA Domestic (Pty) Ltd to black people in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment (“BEE Code”), which we plan to complete in fiscal 2020. We expect to undertake a BBBEE verification audit in respect of WNS SA Domestic (Pty) Ltd in May 2020. However, there is no assurance that we will successfully achieve the requisite BBEEE rating in respect of WNS SA Domestic (Pty) Ltd or maintain our existing BBBEE rating with respect to WNS Global Services SA (Pty) Limited in our next annual BBBEE verification audit or thereafter. If we fail to achieve the required minimum BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Chennai was affected by severe flooding in November 2015. Although our clients experienced minimal disruptions during the Chennai flood due to the business continuity planning and infrastructure resiliency measures we have implemented with a view to minimizing the impact of natural disasters on our business, such measures may be rendered less effective in other circumstances. In addition, we have operational facilities and communication hubs located in regions which are considered to be particularly vulnerable to natural disasters, such as the Philippines and Houston in the United States, which have experienced severe natural disasters such as typhoons, hurricanes and floods. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2019 our tax rate in India and the Philippines impacted our effective tax rate. In fiscal 2018 and fiscal 2017, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $15.7 million, $9.4 million and $5.2 million in additional income tax expense on our combined operations in our Special Economic Zone (“SEZ”) operations in India, the Philippines and Sri Lanka for fiscal 2019, 2018 and 2017 respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India and the Philippines to continue to impact our effective tax rate. Our effective tax rate in Sri Lanka has been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018, following which the income from export of service has been subject to tax at 14% on net basis.

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our STPI operations in India became subject to the prevailing annual tax rate, which is currently, and was in fiscal 2019, 34.95% and was in fiscal 2018 and fiscal 2017 34.61%. See “Part I — Item 4. Information on the Company – B. Business Overview – Regulations.”

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

New tax legislation could impact the way we are taxed in the future. For example, the Government of India has issued guidelines on General Anti Avoidance Rule (the “GAAR”), which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. If we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect any adverse impact on account of the GAAR

Further, as another example, the US Government enacted new tax legislation with effect from January 1, 2018. During fiscal 2019, we have analyzed the impact of the effects of the change in law on our financial results and have recorded a final one-time tax benefit of $0.4 million primarily resulting from the adjustments to our deferred tax balances arising from business combinations, share-based compensation, losses and accruals and transition tax, thereby reducing the effective tax rate by 0.2% for fiscal 2019.

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

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013, which has been renewed on similar terms for another five years starting from April 2018.

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2015 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2189 million ($31.7million based on the exchange rate on March 31, 2019) in additional taxes, including interest of ₹755.6 million ($10.9 million based on the exchange rate on March 31, 2019).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited (“WNS BCS”), each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2019 we have provided a tax reserve of ₹806.2 million ($11.7 million based on the exchange rate on March 31, 2019) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5. Operating and Financial Review and Prospects—Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹3,812.83 million ($55.1 million based on the exchange rate on March 31, 2019) in additional taxes, including interest of ₹1,273.38 million ($18.4 million based on the exchange rate on March 31, 2019). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹874.4 million ($12.6 million based on the exchange rate on March 31, 2019) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2019, corporate tax returns for fiscal 2016 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.0 million based on the exchange rate on March 31, 2019) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2019) in connection with the review of our tax return for fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of terrorism, civil unrest and hostilities in and among neighboring countries, including Sri Lanka, India and Pakistan. In April 2019, several churches and hotels in Sri Lanka were targeted in a series of coordinated terrorist bombings, including one within one kilometer of our delivery center. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could disrupt our operations or influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

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

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operations.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2019, we had 50,051,920 ordinary shares (excluding 1,101,300 treasury shares) outstanding, including 49,776,517 shares represented by 49,776,517 ADSs. In addition, as at March 31, 2019, a total of 2,854,747 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated, the “2006 Incentive Award Plan”) and our 2016 Incentive Award Plan (as amended and restated, the “2016 Incentive Award Plan”). All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

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

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”) and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our Board of Directors may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

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

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts (“ADR”) or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

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

If a United States person is treated as owning at least 10% of our ordinary shares (or ADSs), such holder may be subject to adverse US federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares (or ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more US subsidiaries, certain of our non-US subsidiaries could be treated as controlled foreign corporations regardless of whether we are or are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in US property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in our ordinary shares (or ADSs).

Our share repurchase program could affect the price of our ADSs.

In March 2018, our shareholders approved a share repurchase program authorizing the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Under this repurchase program, our ADSs may be purchased in the open market from time to time over 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the share repurchase program with cash on hand. The program would not obligate us to repurchase any dollar amount or number of ADSs, and may be suspended or discontinued at any time at our discretion. To date, we have repurchased 1,101,300 ADSs in the open market under this repurchase program.

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

In April 2016, WNS Workflow Technologies Limited was renamed WNS Assistance Limited and WNS Assistance (Legal) Limited, a wholly-owned subsidiary of WNS Assistance Limited, was incorporated. In June 2016, we incorporated Ucademy (Pty) Limited, a wholly-owned subsidiary of WNS Global Services SA (Pty) Limited. In December 2016, we established two new branches of WNS Global Services Netherlands Cooperatief U.A. in Ireland and Turkey, namely WNS Global Services Netherlands Cooperatief U.A (Ireland Branch) and WNS Global Services Netherlands Cooperatief U.A. Merkezi Hollanda Istanbul Merkez Subesi (Turkey Branch), respectively. In fiscal 2016, in order to streamline our administrative operations and achieve operational and financial synergies, WNS Assistance Limited (formerly known as WNS Workflow Technologies Limited) became a direct subsidiary of WNS. In March 2017, we established WNS Global Services (Dalian) Co. Ltd - Shanghai Branch, a new branch of WNS Global Services (Dalian) Co. Ltd. In April 2017, we established the WNS B-BBEE Staff Share Trust with the principal objective of creating meaningful participation of the Black employees (as defined in the applicable legislation) of our South African subsidiaries in the growth of the company. We are committed to transformation in South Africa and are implementing this structure to benefit “black people” in accordance with the objectives and requirements of the BEE Code as promulgated by section 9(1) of the Broad-Based Black Economic Empowerment Act No. 53 of 2003 of South Africa and our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard based on various criteria. In June 2017, we established WNS New Zealand Limited, a wholly-owned subsidiary of WNS Global Services (Australia) Pty Ltd. In July 2017, we merged Value Edge into WNS Global Services Private Limited. In September 2018, we established WNS Global Services (UK) International Limited, a wholly-owned subsidiary of WNS (Mauritius) Limited. In October 2018, we established WNS Global Services North Americas Inc., a wholly-owned subsidiary of WNS Global Services (UK) International Limited, and WNS Global Services (UK) Limited, Sucursal En España, a new branch of WNS Global Services (UK) Limited. In December 2018, we established WNS SA Domestic (Pty) Ltd, a wholly-owned subsidiary of WNS Global Services SA (Pty) Limited, and WNS-Healthhelp Philippines Inc, a wholly-owned subsidiary of HealthHelp LLC. In fiscal 2019, WNS divested some of its interests in its affiliate, WNS Global Services (UK) Limited to WNS Global Services Private Limited. WNS currently holds 28.33% of the shares in WNS Global Services (UK) Limited. Our organizational structure now comprises 36 entities in 23 countries, and 10 branches in Poland, UAE, China, Singapore, France, Romania, Turkey, Ireland and Spain. Of these 36 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under the former Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), India. The WNS Cares Foundation was formed for the purpose of promoting corporate social responsibilities and does not qualify as a subsidiary under IFRS 10— Consolidated Financial Statements and hence is not considered for the purpose of preparing our consolidated financial statements.

We have our principal executive office in Mumbai, India, and we have client service offices in Dubai (United Arab Emirates), Jersey City (New Jersey) (the US), Sydney (Australia), London (the UK), Frankfurt (Germany), Paris ( France) and Singapore, and we have delivery centers in Guangzhou, Dalian and Shanghai (China), San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Hyderabad, Mumbai, Nashik, Pune, Noida and Vizag (India), Manila, Iloilo and Alabang (the Philippines), Gydnia (Poland), Bucharest and Constanta (Romania), Cape Town, Claremont, Johannesburg, Durban and Port Elizabeth (South Africa), Colombo (Sri Lanka), Istanbul (Turkey), Ipswich, Cheadle (Manchester) and Hayes (the UK), Palma (Spain) and Columbia, Pittsburgh, Bellevue, Houston , and New York (the US).

Our capital expenditures in fiscal 2019, fiscal 2018, and 2017 amounted to $32.3 million, $33.7 million and $22.9 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We expect our capital expenditure needs in fiscal 2020 to be approximately $37.0 million, a significant amount of which we expect to spend on infrastructure build-out, technology-enablement and the streamlining of our operations. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. As at March 31, 2019, we had commitments for capital expenditures of $10.8 million (net of advances to capital vendors) relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $3.7 million in India, approximately $5.2 million in the Philippines, approximately $0.7 million in South Africa, approximately $0.2 million in Europe (excluding the UK), and approximately $1.0 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a global BPM company, offering an array of end-to-end industry-specific and cross-industry solutions. We combine our deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally enabled transformational solutions with more than 400 clients across various industries. Our solutions and capabilities encompass intelligent automation (robotic process automation (“RPA”), artificial intelligence (“AI”) and cognitive computing), natural language processing and machine learning, blockchain, internet of things (“IoT”), business process-as-a-service (“BPaaS”) platforms, embedded analytics and process re-engineering frameworks.

A key element in all our outsourcing engagements is our ability to continually deliver business value through co-creation of solutions and products with our clients and strategic partners. This combined with our client-centric approach enables us to align our people, processes and delivery network with our clients’ businesses. Our industry-aligned approach helps us provide a specialized focus on each of the industries that we target, effectively manage our clients’ business processes, and offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals that we currently focus on are: insurance, diversified businesses (including manufacturing, retail and consumer packaged goods (“CPG”), media and entertainment and telecommunication or telecom), travel and leisure, healthcare, utilities, shipping and logistics, consulting and professional services, and banking and financial services.

Our cross-industry solutions, common across multiple industries, include customer interaction services, finance and accounting (including procurement), human resources, research and analytics, technology, and governance, risk and compliance services.

We measure our execution of clients’ business processes against multiple performance parameters, and aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We endeavor to build long-term client relationships, and typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2019, 125 and 120 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively. In fiscal 2018, 124 and 118 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively.

As at March 31, 2019, we had 39,898 employees executing business processes for our 403 clients (with each client generating more than $0.01 million in revenue in fiscal 2019).

In fiscal 2019, our revenue was $809.1 million, our revenue less repair payments (non-GAAP) was $794.0 million and our profit was $105.4 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments (non-GAAP) and a reconciliation of our revenue less repair payments (non-GAAP) to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

The global outsourcing market continues to evolve in response to a disruptive business landscape. While companies are still looking to benefit from process efficiency, cost advantage and labor arbitrage from their BPM solution providers, there is now a broader and more strategic narrative to outsourcing with a strong focus on innovation-led value. Amid customer experience, data and digital becoming integral to business outcomes, enterprises now expect their BPM solution providers to play a bigger and more profound role in driving transformational outcomes. As companies outsource some of their more complex and high-end business processes, the key consideration for them is the ability of the BPM provider to understand their requirements, execute intricate, multi-layered transfer programs and successfully manage these processes on an ongoing basis. We see the BPM outsourcing marketplace expanding beyond transactional processes to include more complex business processes, consulting, automation, technology-led initiatives, digitization, support for IoT capabilities, cloud computing, and research and analytics. Increasingly, companies with the aim of optimizing processes and maximizing the returns on their investments are demanding higher-value, cost-effective services such as process re-engineering and business transformation from their BPM providers. The increased focus on variable cost structures and the creation of tangible business benefit has resulted in alternative service delivery and pricing models such as transaction-based, outcome-based and subscription models.

Businesses are thus undertaking a rigorous and multi-faceted evaluation process when selecting a BPM provider. Based on our experience, a client typically seeks several key attributes in a business process management provider, including:

•	Domain knowledge and industry-specific expertise;

•	Process expertise across horizontal service offerings;

•	“Skin in the game” approach denoting the ability to work as a true partner, absorb risks and prioritize outcomes;

•	Ability to innovate, add new operational expertise and drive best practices based on internal and external benchmarking;

•	Proven ability to execute a diverse range of mission-critical and often complex business processes;

•	Ability to tie service delivery, technology implementation and process automation with the client’s existing information technology (“IT”) infrastructure, negating the need for large IT overhauls;

•	Capabilities to drive improved process standardization across business units and multiple locations, demonstrating strong global delivery capabilities;

•

Comprehensive analytical capabilities to deliver actionable business insights; domain-led analytics solutions customized to industry requirements and embedded as part of the larger BPM services portfolio;

•

Technology-enabled services and solutions, including RPA, cognitive computing, intelligent automation, artificial intelligence, IoT, industrial robotics, blockchain, cloud-based offerings and platform-based BPM;

•	Global presence through a mix of offshore, nearshore and onshore delivery centers to access talent and capabilities, create cultural alignment, leverage language skills, and mitigate risks; and

•	Capability to scale employees and infrastructure without a diminution in quality of service.

The recent outsourcing trends have driven BPM providers to be more innovative, strategic and forward-looking in their outlook. Against the backdrop of this changed environment, we believe WNS, with our focused domain, technology and analytics capabilities, guiding principles of co-creation and client centricity, extensive global footprint, and transformational and re-engineering frameworks, is well positioned to deliver business value to our clients. We offer technology-enabled BPaaS solutions that help companies adapt rapidly to changing business conditions. Further, we offer customized engagement models that cater to each client’s scale and diversification journey. In addition to traditional pricing models based on headcount (often referred to as full-time equivalents (“FTEs”), we offer transaction- and outcome-based pricing models to provide clients with cost flexibility and measurable business benefit.

In fiscal 2019, 35.4% of our total revenues were generated from “non-FTE” models. These “non-linear” pricing models, which de-link the relationship between headcount and revenue for BPM providers, create an incentive for the providers to improve the productivity of their employees, increase the use of technology, and enhance the overall efficiency of their operations.

The global business process management industry is a large and growing industry. According to the Gartner Forecast: IT Services, Worldwide, 2017-2023, 1Q19 Update, the worldwide traditional BPO and BPaaS market is estimated to have grown to $167.458 billion in 2018. Gartner has estimated that the revenue for the worldwide BPO market (Business Process as a Service (“BPaaS”) and Traditional BPO) will grow from $167.458 billion in 2018 to $204.763 billion in 2023 at a compounded annual growth rate of 4.1% (compounded annual growth rate calculated by Gartner).

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2017-2023, 1Q19 Update. Dean Blackmore, Lai-ling Lam et al., March 28, 2019.

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

The following chart sets forth the estimated growth in revenue generated from the worldwide BPO (Business Process as a Service (BPaaS) and Traditional BPO market:

Graph created by WNS Global Services based on Gartner research.

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2017-2023, 1Q19 Update. Dean Blackmore, Lai-ling Lam et al., March 28, 2019.

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

Well-positioned for the evolving BPM market

The BPM industry, which started with the first wave of simple outsourced processes, has now expanded to include complex business processes and higher-value services that involve process re-engineering, business and digital transformation, management of mission-critical operations, and generation of business insights to aid decision-making. We believe that our industry-specific expertise, end-to-end service capabilities, transformation capabilities, technology-enabled solutions, process management skills, advanced analytics, global delivery network and customer-centric approach position us at the forefront of the evolving BPM market.

Deep industry expertise

We have established deep expertise in the industries we target as a result of our vertical organizational structure, legacy client relationships, proprietary technology offerings, key acquisitions and the hiring of management with specific industry knowledge. Our deep domain expertise in each of the 12 industries we serve helps us develop keen insights and transform them into leading-edge impactful business solutions with the help of technology, analytics and process rigor. We have developed methodologies, frameworks, proprietary knowledge and industry-specific technology platforms applicable to our target industries that allow us to provide industry-focused solutions and help clients compete within these industries.

We have organized our company into business units aligned with each of the industries on which we focus. By doing so, we are able to approach clients in each of our target industries with a combined sales, marketing and delivery effort that leverages our in-depth industry knowledge and industry-specific technology platforms and solutions.

We have received numerous recognitions for our industry leadership. Our awards and recognitions in fiscal 2019 and 2018 are set forth below:

Vertical-specific Recognitions

Insurance:

•	A “Leader & Star Performer” in Everest Group’s Property and Casualty Insurance BPO – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	A “Winner’s Circle” player in HFS Research’s Industry Blueprint: Insurance Operations 2018

•	A “Major Contender” in Everest Group’s Life & Pensions Insurance BPO – Service Provider Landscape with Services PEAK Matrix™ Assessment 2018

•	A “Major Contender” in Everest Group’s Insurance TPA – Service Provider Landscape with Services PEAK Matrix™ Assessment 2018

Travel and Leisure:

•	Number “#1” in HFS Research’s 2018 Top 10 report for Travel, Hospitality and Logistics service providers

•	A “Leader” in NelsonHall’s Vendor Evaluation and Assessment Tool (“NEAT”) for Customer Experience Services in Travel, Transport & Hospitality sector 2018

Healthcare:

•	A “Major Contender” in Everest Group’s Healthcare Analytics Services PEAK Matrix™ Assessment with Service Provider Landscape – 2019

Banking and Financial Services:

•	A “Leader” in NelsonHall’s NEAT for RPA and AI in Banking 2019

•	A “Major Contender” in Everest Group’s Capital Markets BPO – Service Provider Landscape with Services PEAK Matrix™ Assessment 2018

•	A “Major Contender” in Everest Group’s KYC-AML – Service Provider Landscape with Services PEAK Matrix™ Assessment 2018

•	A “High Performer” in HFS Research’s Industry Blueprint: BFS Operations 2018

Utilities & Energy:

•	A “Winner’s Circle” player in HFS Research’s Industry Blueprint: Utility Operations 2018

•	A “Leader” in NelsonHall’s NEAT for Customer Experience Services in Energy and Utilities 2019

Horizontal-specific Recognitions

Customer Interaction Services:

•	A “Leader” in NelsonHall’s NEAT for Digital Customer Experience Services 2018

•	A “Major Contender” in Everest Group’s Contact Center – Service Provider Landscape with Services PEAK Matrix™ Assessment 2018

•	A “High Performer” in HFS Research’s Blueprint report on Digital OneOffice 2018

•	A “High Performer” in HFS Research’s Blueprint report on Cognitive Assistance Services 2018

Finance and Accounting (including Procurement and Supply Chain):

•	A “Major Contender & Star Performer” in Everest Group’s Finance and Accounting Outsourcing – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	A “Major Contender” in Everest Group’s Finance and Accounting Outsourcing Digital Augmentation Suite – Service Provider Landscape with Services PEAK Matrix™ Assessment 2018

•	A “Leader” in NelsonHall’s NEAT for Sourcing and Procurement 2018

•	Denali Sourcing Services Inc. (“Denali”) recognized as a top 50 Provider to Know by Spend Matters

Research & Analytics:

•	A “Major Contender” in Everest Group’s Analytics BPS – Service Provider Landscape with Services PEAK Matrix™ Assessment 2018

•	A “High Performer” in HFS Research’s Blueprint report on Smart Analytics 2018

Corporate:

•	Golden Peacock Award for Risk Management for fiscal 2018-2019

•

Two awards at the Global Safety Summit 2019 – Environment Award (Information Technology Enabled Services (“ITES”)-BPO Sector) & Health & Safety Award (Information Technology Enabled Services-BPO Sector)

•	BW HR Excellence Award in the category Excellence in Performance Management for fiscal 2018-2019

•	Best Employer, Top 50 companies in India with highest People capability Index for fiscal 2018-2019

•	Fiscal 2018-2019 Stevie Awards for Sales & Customer Service – Collaboration Solution – New (Gold Stevie Winner)

•	Fiscal 2018-2019 Stevie Awards for Sales & Customer Service – Award for Innovation in Sales – Business Services Industries (Gold Stevie Winner)

•	Fiscal 2018-2019 Stevie Awards for Sales & Customer Service – Award for Innovation in Customer Service – All Other Industries (Silver Stevie Winner)

•	Fiscal 2018-2019 Stevie Awards for Sales & Customer Service – Customer Service Team of the Year – Recovery Situation – All Other Industries (Silver Stevie Winner)

•	Fiscal 2018-2019 Stevie Awards for Sales & Customer Service – Best Customer Satisfaction Strategy (Bronze Stevie Winner)

•	Fiscal 2018-2019 Stevie Awards for Sales & Customer Service – Award for Innovation in Customer Service – Other Service Industries (Bronze Stevie Winner)

•	Fiscal 2018-2019 Stevie Awards for Sales & Customer Service – Back-Office Customer Service Team of the Year – All Other Industries (Bronze Stevie Winner)

•	Golden Peacock Business Excellence Award 2018

•	Asia Pacific Customer Engagement Forum & Awards (ACEF) 2018 for Events and Promotion – Successful Use of CSR Activities (Gold Award)

•	Golden Peacock Innovation Management Award 2018

•	“Leader” in the 2018 Global Outsourcing 100 List by IAOP

•	WNS recognized as “PeopleSoft Innovator” by Oracle for fiscal 2018-19

•	Fiscal 2018-2019 Stevie International Business Awards – Best New Product or Service of the Year – Software – Insurance Solution (Gold Award)

•	Fiscal 2018-2019 Stevie International Business Awards – Best New Product or Service of the Year – Software – Social Business Solution (Gold Award)

•	Fiscal 2018-2019 Stevie International Business Awards – Best New Product or Service of the Year – Software – Supply Chain Management Solution (Silver Award)

•	Fiscal 2018-2019 Stevie International Business Awards – Best New Product or Service of the Year – Software – Big Data Solution (Bronze Award)

•	Fiscal 2018-2019 Stevie International Business Awards – Corporate Social Responsibility Program of the Year – in Asia, Australia and New Zealand (Bronze Award)

•	Fiscal 2018-2019 Stevie International Business Awards – Best New Product or Service of the Year – Software – Business or Competitive Intelligence Solution (Bronze Award)

•	Fiscal 2018-2019 Stevie International Business Awards – Best New Product or Service of the Year – Software – Artificial Intelligence/ Machine Learning Solution (Bronze Award)

•	Chief Financial Officer (CFO) 100 2018 Roll of Honor in the “Mergers and Acquisitions” Category

•	International ICT Awards Philippines 2018 for Best Company of the Year Providing Services for Finance & Accounting

•	CNBC TV 18 India Business Leader Awards – CNBC’s Asia India Disruptor of the Year 2019

Technology:

•	CIO Power List 2018

•	A “Leader” in NelsonHall’s NEAT for Business Process Transformation through Robotic Process Automation and Artificial Intelligence 2018

Human Resources (“HR”):

•	A “Major Contender” in Everest Group’s Multi-Process Human Resources Outsourcing – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	Golden Peacock HR Excellence Award 2018

Corporate Social Responsibility (“CSR”):

•	Asia Pacific Customer Engagement Forum & Awards (ACEF) 2018 for Events and Promotion – Successful Use of CSR Activities (Gold Award)

End-to-end service portfolio including higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to shift away from reliance on services that are less integral to our clients’ core business operations, such as commoditized voice and transactional services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer an array of higher-value, judgment-based services that seek to not only reduce cost and improve operating efficiency, but also enable improved decision-making, competitive positioning and business outcomes for our clients. These include high-end finance and accounting services, including strategic sourcing through supply chains, transformation services, technology-enabled offerings and analytics capabilities. We also provide a wide array of industry-specific solutions, which cut across these traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements, provide digital capabilities, generate business insights, and improve competitive positioning within their respective industries.

We have also developed and continue to develop technology-enabled, or “automated,” solutions that utilize our proprietary software and licensed software in conjunction with our core business process management services. These integrated, technology-enabled solutions allow us to offer higher-value, differentiated services, which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software tools, platforms and expertise with our service capabilities to deliver business solutions to the marketplace. These technologies include RPA, cognitive computing, and artificial intelligence. We believe that technology-enabled “automated” solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

To this end, we offer platform-enabled BPM or BPaaS that tightly integrates our domain expertise, business processes, automation, embedded analytics and a cloud-based infrastructure.

Proven global delivery platform

We deliver our services from 59 delivery centers in 12 countries around the world, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US. Our ability to offer services delivered from a mix of onshore, nearshore and offshore locations benefits our clients from the perspectives of access to skills and talent, cultural alignment, language capabilities, business continuity, risk mitigation, scalability, efficiency and cost-effectiveness.

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

We seek to enhance our value proposition to our clients by providing them with flexible pricing models that align our objectives with those of our clients. In addition to traditional full-time equivalent-based pricing, we provide alternative pricing models such as transaction-based pricing, outcome-based pricing and subscription pricing. A sizable percentage of our revenue, being 35.4% in fiscal 2019, is derived from these “non-FTE”-based pricing models. These models enable our clients to pay only for actual work performed or tangible benefit received.

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

Our transition approach is structured to help deliver business outcomes to our clients by:

•	Minimizing risk and achieving rapid transition of services;

•	Ramping up operations with minimal disruption to existing business, metrics, customers and suppliers;

•	Effectively managing changes brought about by transformative tools and technologies; and

•	Managing a seamless transfer of responsibilities from any incumbent service provider to us.

At its core, all aspects of the transition process are governed by EnABLE, our proprietary transition toolkit, which has been tested and evolved over 20 years. EnABLE embeds multi-level governance, visibility and transparency, flexibility and compliance across the entire transition lifecycle.

Our differentiators include:

•	Customer-centricity: Our practice of “early transition voice of customer” identifies and addresses opportunities to do better at meeting clients’ objectives and success criteria.

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

Extensive investment in human capital development

At WNS, we have created a learning organization with the objective of empowering employees with skills that will help them to constantly collaborate, co-create and outperform in a changing business landscape. This learning organization is designed to offer developmental programs to every employee level in the organization, across business units and enabling units. Our learning organization is responsible for developing organization-wide skills within focus groups, including behavioral, domain, technical, leadership, functional and process-related skills. See “— Human Capital – Training and Development.”

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

Business Strategy

Our objective is to strengthen our position as a leading global business process management provider. We seek to increase our client base and expand our existing relationships. We intend to achieve this through deep industry expertise and providing enhanced value proposition and actionable insights to our clients. We continually invest in domain expertise, analytics, technology and employees to serve our clients better. We also intend to make select acquisitions to fill capability gaps.

We have made significant investments to accelerate our growth. These investments include:

•	Expansion and re-organization of our sales force;

•	Increase in the expertise and management capability within our sales force;

•	Expansion of other sales channels including the development of new partnerships and alliances, and broadening our engagement with outsourcing industry advisors and analysts;

•	Increase in the range of services and solutions offered to our clients across different industries and business functions;

•	Building our analytics capabilities through internally developed intellectual property, strategic collaborations and acquisitions;

•

Building a consolidated suite of industry-specific and cross-industry digital BPM solutions, and augmenting our technology and automation capabilities through internal capability development, strategic collaborations and tuck-in acquisitions;

•	Expansion of our global delivery platform; and

•	Focused strategic acquisitions to improve our capabilities.

The key elements of our growth strategy are described below:

Increase business from existing clients and new clients

We have organized our company into vertical business units and were the first BPM company in the industry to do so. Our sales force of 101 members as at March 31, 2019, provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (“farmers”) and another focused on adding new clients (“hunters”).

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

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process management practices in various industries and business sectors. We intend to leverage our knowledge of the following industries to penetrate additional client opportunities: insurance; diversified businesses, including manufacturing, retail, CPG, media and entertainment and telecom; travel and leisure; healthcare; utilities; shipping and logistics; consulting and professional services; and banking and financial services.

To complement our industry-focused approach, we continue to invest in talent, analytics and technology platforms with the goal of expanding our business and acquiring industry-specific expertise to improve our service offerings across industries.

Provide higher value-added services

The BPM market is continuing to evolve, bringing the ability to foster innovation and transformation into sharp focus. Enterprises now increasingly expect their BPM providers to play a strategic role in driving business transformation centered around digital, customer experience and data-driven intelligence. In line with the larger shifts, we are enhancing our client value proposition by leveraging our extensive domain expertise; our portfolio of higher-value services such as our finance and accounting services, research and analytics services, transformation services and technology-enabled solutions; and our flexible pricing models. We expect that as the BPM market further matures, the demand for industry-specific services and non-linear pricing models will increase. Accordingly, we have made significant investments in both these areas which we expect will give us a competitive advantage. We intend to broaden the scope of our higher-value service offerings to capture new market opportunities. By delivering a wider portfolio of higher-value services to our clients, and migrating them towards transaction and outcome-based pricing models, we aim to move up the value chain with our clients and thereby enhance the size, strength and profitability of these relationships.

Our constant focus has been on building capabilities and product offerings around analytics, and technology and digital process models supporting targeted industry sectors. We are proactively addressing the shift to technology, analytics and automation through a combination of strategic collaborations, acquisitions and internal capability development. Our analytics practice, comprising data scientists, researchers, and artificial and machine learning experts, is well positioned to empower clients with a host of solutions including “Infra to Insights” (that is, data ingestion, harmonization, analysis and visualization), advanced analytics, domain-led analytics and analytics-as-a-service offering. We have also set up an “Analytics Innovation Center” to quickly experiment with the latest analytics technologies in developing end-to-end modularized digital solutions. We are constantly updating our suite of comprehensive digital BPM solutions to keep up with the ever-changing technology needs of our clients (especially in the area of next-generation technologies including robotics, cognitive automation, AI, blockchain and IoT) by developing comprehensive enterprise technology platforms as well as plug-and-play solutions to suit client needs.

Enhance awareness of the WNS brand name

Our reputation for operational excellence, domain expertise, and technology and analytics capabilities among our clients has been instrumental in attracting and retaining new clients as well as talented and skilled employees. We believe that our guiding principles of co-creation and client centricity resonate favorably with clients as they are indicative of our intent to completely align with client needs and leverage synergistic collaboration (with clients and strategic partners) to drive outcomes. We also believe that we have benefited from strong word-of-mouth references that have helped us to scale our business. We are actively increasing our efforts to enhance awareness of the WNS brand in our target client and employee markets. To accomplish this, we have a dedicated global marketing team comprised experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, publication of articles and white papers, webinars and podcasts, internet and digital media, and other initiatives that create enhanced visibility of the WNS brand and establish WNS’ thought leadership capabilities in the BPM industry. In addition, we are working to improve visibility and positioning with the BPM industry analysts, sourcing advisors, general management consulting firms, and boutique outsourcing firms, who are often retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications, and aid in the partner selection process.

Expand our delivery capabilities

We currently operate from 59 delivery centers located in 12 countries around the world. In fiscal 2019, we expanded our delivery capacity by 2,374 seats or approximately 7.8% of our capacity at the end of fiscal 2018. We will expand our global delivery capability through additional delivery centers in onshore, nearshore and offshore locations as well through collaborations with other providers, based on client demand and market trends. This approach will allow us to offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

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

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, solutions, marketing and delivery processes:

•	Insurance;

•	Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom;

•	Travel and leisure;

•	Healthcare;

•	Utilities;

•	Shipping and logistics;

•	Consulting and professional services; and

•	Banking and financial services.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), including customer interaction services, finance and accounting (including procurement), research and analytics and technology services. In addition, our global transformation practice offers higher-value services such as transformation services, which are designed to help our clients modify their business processes to enhance productivity, manage changes in the business environment, and leverage business knowledge to increase market competitiveness. We help clients drive these initiatives with technology-enabled solutions, process re-design including using approaches such as the Six Sigma or Lean methodologies, and business analytics.

To achieve an in-depth understanding of our clients’ industries and the geographies in which they operate, we manage and conduct our sales processes in our three key markets – Europe, North America and Asia-Pacific. Our sales teams are led by senior professionals who focus on target industries, processes and clients. Each business unit is staffed by a dedicated team of managers and employees engaged in providing business process management client solutions. In addition, each business unit draws upon common support services from our information technology, human resources, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.

Vertical Business Units:

Insurance

Our insurance services (actuarial and non-actuarial) are structured into lines of business offerings customized for property and casualty insurance providers and life insurance and annuity providers. We cater to a diverse and sizeable number of clients globally, and have significant experience across a broad range of insurance product lines.

The key insurance industry sectors we serve include:

•	Life insurance and annuity providers;

•	Property and casualty insurance providers;

•	Reinsurers;

•	Insurance and reinsurance brokers;

•	Loss assessors;

•	Motor insurance companies;

•	Self-insured auto fleet owners; and

•	Lloyds of London Market.

We offer “Broker Connect,” an advanced mobility solution designed to meet the requirements of insurance brokers and financial advisors. It has features such as real-time status update / push notifications on new policy set-up as well as policy amendments. Our eAdjudicator tool automates the end-to-end adjudication process of various types of claims. It is driven by RPA and analytics, and improves the insurer’s claims settlement rate with enhanced efficiency and accuracy. We also offer “WNS IPAS,” an insurance policy administration system integrator that provides a unified view of operations spread across multiple geographies with real-time distribution of work to manage high-transaction volumes. Our “Claim Lodgment IntelliBot,” a text analytics and automation tool, enables automated e-mail claim lodgment from unstructured data, leveraging natural language processing and text mining combined with robotics. Our new blockchain offering “Insurer Broker SmartChain” is a smart contract blockchain solution which addresses the challenges of document trails in multi-party syndication exchanges and provides a fool-proof audit trail of back-and-forth communications. We have also added “WinBot” to our suite of solutions. WinBot is a self-serve chatbot, with a deep machine learning (“ML”) core that improves the knowledge base and ability of the chatbot to respond to the increasing complexities of customer interactions.

As at March 31, 2019, we had 9,972 employees working in this business unit. In fiscal 2019 and 2018, this business unit accounted for 26.6% and 25.7% of our revenue, and 25.2% and 24.0% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Insurance – Service Offerings
Property & Casualty	Actuarial	Analytics	Life & Annuity

Sales & service, underwriting & support, policy administration, risk & compliance,

premium / billing management, claims management, actuarial services, research & analytics, shared services (procurement & claims, supply chain, finance & accounting, technology support, HR & payroll, consulting services), customer service (voice and non-voice), consulting and transformation services (automation, business process re-engineering, digital)

Actuarial services in life insurance: In-force model projections / reporting, financial modeling, product management and pricing, capital management, asset liability management;

Actuarial services in property & casualty insurance: Reserving & claims analysis, solvency II (a regulatory framework applicable to insurance companies) & capital modeling, pricing and underwriting support, catastrophe modeling

Claims analytics, subrogation & recovery analytics, fraud analytics, customer analytics, broker analytics, underwriting analytics, reserve estimation, risk selection and analytics, speech analytics, pricing analytics, digital analytics SocioSEERTM, BrandttitudeTM, Skense, Agilius, data mining and management services, reporting, dashboarding and visualization, data science and predictive modeling across claims

Sales & service, underwriting & support, policy administration, risk & compliance,

premium / billing management, claims management, actuarial services, research and analytics, shared services (finance and accounting, technology support, HR and payroll, consulting services), closed book, customer service (voice and non-voice), consulting and transformation services (automation, business process re-engineering, digital)

Diversified Businesses (including Manufacturing, Retail, CPG, Media and Entertainment and Telecom)

We deliver comprehensive BPM services for diversified businesses, including manufacturing, retail, consumer packaged goods, media and entertainment, and telecom.

As at March 31, 2019, we had 4,669 employees in this business unit. In fiscal 2019 and 2018, this business unit accounted for 17.6% and 18.1% of our revenue and 17.9% and 18.5% of our revenue less repair payments (non-GAAP), respectively.

Manufacturing: Our manufacturing team has rich experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors that we serve include:

•	Electronics manufacturers;

•	Metal and mining companies;

•	Optical equipment and imaging product manufacturers;

•	Building and construction product manufacturers;

•	Aeronautical product manufacturers;

•	Precision engineering companies;

•	Industrial manufacturing companies;

•	Specialty chemicals companies;

•	High-tech products companies; and

•	Food processing companies.

The following table illustrates the key areas of services provided to clients in this business unit:

Manufacturing—Service Offerings
Supply Chain Planning and Forecasting	Sourcing and Procurement	Fulfillment & Logistics	Warranty and Returns Management	Shared Services	Sales, Marketing and Customer Services
Sales and operations planning, demand forecasting, supply planning, inventory management, inventory analytics	Strategic sourcing, category management, contract management, spending analytics, transactional procurement	Order entry & processing, order tracking, billing / invoicing, transport management, logistics optimization	Warranty customer operations, warranty claims management, parts / repair management, warranty financial management, returns management, customer helpdesk	Finance and accounting services, statutory and compliance support, customer care services, human resource services, IT service desk and application support	Global market opportunities, brand building, go to market strategy, customer services, order management, acquisition analysis, retention analysis

Retail and CPG: Our retail and CPG solutions are designed to help our clients derive consumer behavioral insights, optimize marketing expenditures, plan their growth strategy, reduce operational costs and streamline processes through efficiency, quality and productivity improvements, and improve customer service.

The key retail and CPG companies that we serve include:

•	Beverage companies;

•	Fast food chains and restaurants;

•	Processed food suppliers;

•	Cosmetics and healthcare companies;

•	Apparel and footwear;

•	General merchandize retailers;

•	Specialty retailers; and

•	E-commerce retailers.

To support our services, we use our research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various outside sources and use the information to make informed decisions.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Retail and Consumer Packaged Goods—Service Offerings
Strategy Solutions	Customer Service Solutions	Supply Chain Solutions	Revenue Management Solutions	Content Services	Shared Services
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, power brand strategy, marketing spending optimization	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Retailer-supplier collaboration for demand-driven supply chain and retail execution management, supply intelligence, supplier performance and risk monitoring, contract management, supply chain orchestration – global trade shared services, trading partner helpdesks, logistics	Planning and execution of transaction and interaction-based campaign strategies, loyalty management, credit control and collections	Product catalogs, user-generated content moderation, digital content protection, web / print content, website analytics and optimization	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk and application support

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

The following table illustrates the key areas of services that we provide to clients in this business unit:

Media and Entertainment—Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions	Customer Service Solutions	Content Services	Shared Services
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization	Digital operations solutions to help companies successfully expand into the digital business; royalty management solutions to help clients manage rights and royalties in both new media and traditional media; piracy protection services to help companies prevent media piracy issues	Seamless integration of traditional and digital product sales, marketing and distribution to enable clients to roll out timely innovative pricing / packaging strategies	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer relationship management	Product catalogs, user-generated content moderation, digital content protection, web / print content, website analytics and optimization	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk and application support

Telecom: Our experience in consolidating and centralizing the functions of our telecommunications clients with built-in variable capacity to meet business requirements helps us deliver business value. With end-to-end BPM services, our solutions are designed to enable telecom companies to transform their value chain while tackling myriad challenges. Our solutions are underpinned by the right mix of analytics, technology, domain and process expertise that enable our clients to achieve cost efficiencies and drive sustainable growth strategies.The following table illustrates the key areas of services that we provide to clients in this business unit:

Telecommunications—Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and Customer Relationship Management (“CRM”)	Shared Services
Contract administration, sales order processing, service administration and data control	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, order tracking, proactive order management, billing, data management (e.g. forms and administration)	Inbound customer interaction services, logging and monitoring service requests, CRM analytics, collection analytics, web correspondence, IT customer care (global service desk)	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk and application support

Travel and Leisure

We deliver end-to-end services to clients across the travel and leisure industry value chain. We provide a wide range of scalable solutions that support air, car, hotel, cruise lines and packaged travel and leisure services offered by our clients.The key travel and leisure industry sectors that we serve include:

•	Airlines;

•	Travel agencies, including online travel agencies, tour operators and travel management companies;

•	Global distribution systems (“GDS”) providers;

•	Car rental companies and motor clubs; and

•	Hotels and cruise lines.

As at March 31, 2019, we had 9,283 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2019 and 2018, this business unit accounted for 17.4% and 18.7% of our revenue and 17.8% and 19.2% of our revenue less repair payments (non-GAAP), respectively. The following table illustrates the key areas of services that we provide to clients in this business unit:

Travel and Leisure—Service Offerings
Front-office	Mid-office	Back-office
Reservations / sales, fares support, multi-channel customer interaction, mishandled baggage management, disruption management, loyalty program management	Fare filing and distribution, revenue integrity, fulfillment services, refunds processing, fraud management, cargo operations support, contract loading, content management	Finance and accounting, procurement, revenue accounting, human resource management, cabin crew management, helpdesk, training, project management

Research and analytics: Loyalty analytics, customer interaction service analytics, commercial intelligence, flight operations, pricing and revenue management

Robotic process automation: Process automation of contact center, finance and accounting and industry-specific functions combined with artificial intelligence and machine learning

Business process consulting: Short-term, engagement-based consulting service with a focus on business process re-engineering

Technology Platforms:

The following technology platforms are designed to improve guests’ experience:

•	Low Fare Hunter: Identify lowest fares;

•	RePAXSM: Automated flight disruption management solution;

•	GuestKonnectTM: Omni-channel customer interaction analytics;

•	SocioSEERTM: Social media analytics platform; and

•	InTouchTM: Social media engagement platform.

The following technology platforms are designed to uplift revenue:

•	Verifare Plus 3.0SM: Fare audit tool;

•	SmartProSM: Interline audit tool;

•	Protect 360TM: Integrated solution for end-to-end airline revenue integrity;

•	Rapid Refund: Refund automation; and

•	AnciFly: Ancillary revenue analytics engine.

The following technology platforms are designed to improve efficiency:

•	QbaySM: Multi-GDS platform for queue management;

•	Qmail: E-mail categorization and workflow;

•	GDS Interconnect: Integrates multiple GDSs in a single graphical user interface;

•	Auto Even Exchange: Reissue of tickets due to schedule changes; and

•	WinBot: Chatbot solution.

The following technology platform is designed to improve operations control:

•	Commercial Planning Suite: An integrated revenue analytics platform.

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

We are strongly positioned in the pharmaceutical and biopharmaceutical industry with research and analytics expertise to support drug development and commercial services. For this, we leverage Integrate Edge (a cloud-based, fully customizable competitive intelligence platform), Agilius (a proprietary cloud-based business intelligence self-serve analytics platform), SocioSEERTM (a unique social-media analytics platform), Therapy Area Analyzer (a proprietary therapy area knowledge repository, covering 12 disease areas and 120 indications and providing information on disease etiology, epidemiology and product analysis for 15 countries) and other technology or domain intellectual property (“IP”), which we have built with a view to delivering additional value to our clients.

Further, we are well-positioned to be a strategic provider, helping the healthcare industry deliver benefits management across several key specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics and pain management. Our analytics-based and medical-content-rules-driven platforms ConsultTM and ProtusTM, which provide an alternative to traditional care management outsourcing, seek to deliver the right care to patients and reduce cost of care for our clients in the process. Our Analytics Knowledge Center comprising more than 800 analytics experts leverages its deep pharma domain knowledge, strong analytics capabilities and proprietary frameworks to deliver actionable business insights to leading pharma companies.

As at March 31, 2019, we had 3,611 employees in this business unit. In fiscal 2019 and 2018, this business unit accounted for 15.3% and 14.7% of our revenue and 15.6% and 15.1% of our revenue less repair payments (non-GAAP), respectively. The following table illustrates the key areas of services that we provide to client segments in this business unit:

Healthcare—Service Offerings
Providers	Payer	Durable Medical Equipment Manufacturers	Enterprise Shared Services	Pharmaceutical and Consumer Health
Revenue cycle management, medical coding, bill preparation, receivables management, payment posting, debt analysis	Claims administration, member and provider services, clinical support, overpayment recovery, fraud detection and investigation, utilization management services (that is, optimizing payer healthcare spend on areas such as tests and procedures without compromising the patient care-quality-safety norms)	Billing and submissions, fulfillment support, collections, patient services, collection analytics, reporting and dashboarding, sales force effectiveness	Finance and accounting, workflow / platforms, research and analytics (knowledge process outsourcing), technology solutions, front-end / mailroom, customer interaction services	Competitive intelligence, pipeline analysis, product profiling, key performance indicators (“KPI”) reporting, epidemiology analysis, market opportunity assessment, social media analysis, key opinion leader (“KOL”) research, modeling and tool building support, pricing analytics, patient data analytics, market mix model, big data platform development, data governance

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

As at March 31, 2019, we had 3,370 employees working in this business unit. In fiscal 2019 and 2018, this business unit accounted for 7.0% and 8.7% of our revenue, and 7.1% and 8.9% of our revenue less repair payments (non-GAAP), respectively.

We are a strategic outsourcing provider for clients from the US, the UK and Asia-Pacific regions. We offer digital-driven, technology-enabled, analytics-led and automation-infused services. We support business-to-consumer and business-to-business processes for our clients through our offerings spanning meter-to-cash services (including customer acquisition and management, billing and metering, payment processing, credit and collections) and other areas within the utilities value chain, including distribution and field services. Our long-standing relationships with leading companies globally have helped us develop geography- and industry-specific domain expertise and capabilities in the above-mentioned service segments. Our service delivery is enabled by analytics, digital platforms, tools and solutions, and automation through AI and cognitive intelligence solutions.

Our capabilities to support clients across processes in oil and gas, electricity and water suppliers include end customer support, back-office processes, asset management, FAO services (including procurement services), debt management and other enabling services, such as meter reading, bill printing and digital support services (including smart metering). We offer platform integration, application integration, data integration, process integration, component integration and system integration capabilities to enhance process management through technology-enabled platforms. We also work with clients to provide a single view of the customer, using social media analytics and big data analytics across multiple channels. Our analytics offerings include data mining of structured and unstructured data, speech and text analysis, and debt management analytics with a view to increasing customer satisfaction, helping our clients acquire more customers and improving cross-sell, up-sell and collection rates. The table below illustrates the key services that we provide to our utility clients:

Utilities
Meter-to-Cash Revenue Cycle Operations	Customer Management	Supply Chain Management & Procurement	IT Solutions	Research and Analytics
Customer billing, dispute resolution, exception handling, prepaid account management, billing of unmetered services, credit and collections, payment services, tariff plans, renewals, home move processing, and an all-encompassing Digital Smart meter-to-cash offering	Customer acquisitions, customer retention, customer enhancement, cross- selling / up-selling, customer care – queries, correspondence, asset management	eSourcing, vendor rationalization, supplier management, procurement optimization, sourcing, support, procure-to-pay (“P2P”) transaction, supply chain analytics	Document control and digitization, master data management, enterprise resource planning (“ERP”) implementation and support, digital meter-to-cash – business-process-as-a-service, robotics process automation, workflow, support for SAP implementations	Data mining, decision support services, collections optimizations, customer analytics – segmentation, lifetime value analysis, net promoter score (“NPS”) analysis, predictive analytics, text analytics

Shared Services
Finance and Accounting	Human Resource Management
Order-to-cash, financial analysis, procure-to-pay, accounts receivable / payable, joint venture accounting, royalty accounting, contract accounting services specific to utilities and oil and gas industries	Administration support and payroll services

Shipping and Logistics

We deliver a range of industry-specific business processes across the shipping and logistics industry, in addition to providing services in the areas of finance and accounting (including procurement), customer interaction services, business technology and human resources administration. We also offer decision support services in the form of research and analytics. To support our shipping and logistics team, we leverage various enabling tools, technologies and our proprietary digitization platform to deliver high-quality service to our clients. The key shipping and logistics industry sectors that we serve include:

•	Global express and courier companies;

•	Ocean sector – non-vessel operating common carrier, ocean liners, ports and terminals and shipping agencies;

•	Trucking sector – less-than-truckload, full truckload, truck rental and leasing, compliance, safety and accountability companies;

•	Third and fourth-party logistics;

•	Car and roll-on / roll-off carriers; and

•	IT companies in the logistics sector.

As at March 31, 2019, we had 2,881 employees working in this business unit. In fiscal 2019 and 2018, this business unit accounted for 6.2% and 4.5% of our revenue, and 6.3% and 4.6% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to clients in this business unit:

Shipping and Logistics
Sales & Marketing	Customer Service	Document Processing	Operations Support	Finance & Accounting	Research and Analytics	Technology Services
Tariff filing and maintenance, rate quotes, service contract / rate agreement creation and maintenance	Customer file and debtor file administration, customer helpdesk, booking desk-phone / e-mail / electronic data interchange, web rating	Exports, bill of lading, processing and data entry, advance manifest processing, freight audit, billing and invoicing, vessel closures, imports, import data quality process / checks, arrival notifications import general manifest filings with delivery order issuance, customer document processing, verified gross mass updating	Vessel schedules – long term support , vessel schedules – coastal, routing module maintenance, traffic control coordination, booking with carrier, hazardous cargo approvals, vendor management – vendor file administration, purchase order / job order creation, gate moves, ship husbanding, stowage planning, bay plan submission and distribution, inbound and outbound trans-shipment, maintenance and repairs, global stock reconciliation, container leasing validation, vessel performance reports, inventory management, chart corrections management, safety and environmental KPI monitoring onshore	Accounts payable, accounts receivables, disbursement accounting, credit and collections, agency reconciliations, general ledger / bank reconciliation, cash reporting and audit / vendor reconciliation, financial management reporting, vendor helpdesk, monthly closing / quarterly / yearly closing, treasury support, agency audits, claims management	Metrics realization & analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, corporate management, revenue analytics, reverse logistics analytics, revenue analytics, distribution center analytics	Intranet support, claims management, data hubbing, e-commerce registration, e-learning module content management, e-learning module content creation

Consulting and Professional Services

Our consulting and professional services (“CPS”) business unit’s objective is to help clients differentiate and outperform in their industry by leveraging industry-specific knowledge and domain expertise. We currently service more than 25 clients from our key delivery centers in India, Romania, China, the Philippines and Sri Lanka.

Our CPS business unit offers an array of services to a range of client sectors in consulting and professional services. These sectors include:

•	Content and information publishers;

•	Research and consulting firms;

•	Real estate service firms;

•	Executive search firms;

•	High-tech firms;

•	Marketing service providers; and

•	Legal services firms.

As at March 31, 2019, we had 1,780 employees in the business unit. In fiscal 2019 and 2018, this business unit accounted for 5.5% and 5.2% of our revenue and 5.6% and 5.4% revenue less repair payments (non-GAAP), respectively.

We provide a wide range of services from complex business and financial research and analytics to very simple data management operations. Besides providing shared services support to our clients such as finance and accounting, human resource management, customer support and IT and infrastructure management, we provide the following domain-specific services:

Consulting and Professional Services—Service Offerings
Content & Information Publishers	Research and Consulting Firms	Real Estate Services Firms	Executive Search Firms
Content sourcing, indexing / tagging, analysis & product creation, content editing, product & database management, including design and production services for digital / print products	Opportunity assessment, sector / thematic research, target screening, company analysis, including financial modeling, competitive intelligence and benchmarking	Strategy support, sales and marketing support, business research, survey management support, end-to-end conveyancing process, lease preparation & abstraction, contract management	Pitch book support, industry and company research, database clean-up, update and management, name identification, business executive support

High-tech Firms	Marketing Service Providers	Legal Services Firms
Customer interaction services, sales center of excellence, research and analytics, finance and accounting, human resources and procurement support	Industry, company & product research support, market research operations, market research analytics, shopper & CRM analytics, web / digital analytics, 24/7 data management production support, digital content management and production support (designing & development)	Legal support, legal and business research, digital dictation transcription, pitch support, accounts payables & general ledger, employee data management and payroll

Banking and Financial Services

Our banking and financial services practice supports more than 20 leading clients, including large commercial and retail banks, wholesale and retail lenders, wealth advisors, asset managers, hedge funds, financial technology (or commonly referred to as fintech) organizations and mortgage servicing companies, with a comprehensive suite of business process management and transformation solutions.

We seek to add value to our clients’ businesses by improving customer experience, unlocking cost efficiencies and revenue opportunities, and streamlining processes, and leveraging a wide range of process re-engineering, automation (robotic and non-robotic), and digital and advance analytics (AI / ML) solutions.

The key banking and financial sectors that we serve include:

•	Retail and commercial banking;

•	Mortgage and loans;

•	Wealth and investment banking;

•	Financial technology;

•	Capital markets and asset management;

•	Financial advisory firms;

•	Financial research and financial market intelligence companies;

•	Trade finance; and

•	Financial institutions.

As at March 31, 2019, we had 1,920 employees working in this business unit. In fiscal 2019 and 2018, this business unit accounted for 4.5% and 4.4% of our revenue and 4.6% and 4.5% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Banking and Financial Services—Service Offerings
Retail Banking	Commercial Banking	Capital Markets	Mortgage Banking	Fintech

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

Collections: Collections and recovery, skip tracing (that is, locating people who have defaulted on a debt), pre-delinquency management, payment plans; and

Bank Secrecy Act / Anti-money laundering: Alert elimination, enhanced due diligence, fraud & cyber-crime, politically exposed persons and negative news.

Trade finance: Account opening, bills for collection, export bills negotiation, import bills, letter of credit processing, bank guarantee credit limits;

Credit risk management: Financial spreading, proposal development, reconciliation, credit analysis, collateral management, renewal support, billing and contribution management, audit support;

Cash management: Funds transfer, trade processing, foreign exchange settlement reporting, reconciliations, accrual calculations, investigations, payment processing, settlement, reference data management, reporting;

Commercial lending: Account opening, “know your customer,” loan onboarding, documentation, covenant monitoring, billing, statutory accounting.

Treasury services: Cash management, foreign exchange settlements, bill discounting, rates updates, mark to market, margin allocation; and

Compliance reporting & support: Assist clients in compliance reporting and complaints analysis.

Front office: Financial and business research, investment strategy and modeling, order entry, allocation / rebalancing; portfolio construction support, pitch book support, financial statement spreading (that is, spreading of financial statements using percentages to forecast future financials. It is a process of standardizing the presentation of financials);

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

Origination: Application data entry, document review and verification, account set-up;

Credit evaluation: Supporting financial research, ability to pay, annual review, collateral monitoring;

Servicing: Fulfillment of customer requests, complaints, transaction processing exception management, customer account maintenance; and

Advisory services: Enable robust process controls, operational best practices and effective risk management.

The following table highlights our research and analytics practice tailored to the banking and financial services sector:

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

Data Mining and Data Management Analysis of structured and unstructured data across the banking and finance sector, organization of data for retrieval and analysis

Financial Crime and Compliance Anti-money laundering and know-your-customer (or commonly referred to as “KYC”) verification, suspicious transaction monitoring and remediation, and others

Reporting, Dash-boarding and Visualization Generation and presentation of data-driven insights, communication tools for analysts

Model Development and Recalibration Actionable models for optimization of operations and strategic planning, insights for changing market conditions

Consulting-led Transformation

Collaborating with clients on robotic process automation, artificial intelligence and business process re-engineering to optimize costs, increase efficiencies and improve customer satisfaction

Horizontal Units

Customer Interaction Services

We have a strong track record of supporting customer interaction services while focusing on business outcomes. We seek to help our clients co-create winning outcomes leveraging our domain expertise, cutting-edge technology and analytics, and client-centric collaborative approach. Customer interaction services are offered across our vertical business units.

As at March 31, 2019, we had 11,660 employees in this horizontal unit. In fiscal 2019 and 2018, this horizontal unit accounted for 22.6% and 25.5% of our revenue, and 23.1% and 26.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key customer interaction services that we provide:

Customer Interaction Services—Service Offerings
Services	Channels	Languages

Customer acquisition (sales up-sell or cross-sell, campaign management, digital content management)

Customer retention (complaint management, loyalty program management, customer / guest relations)

Customer service (account management, transaction processing, billing and payments)

Collections (early stage, late stage, skip tracing)

Technical helpdesk (support for query levels “L0” and “L1” – website assistance)

Digital customer experience management (multi-channel, cognitive, robotic process automation, immersive experiences – augmented reality, virtual reality, augmented visual resolution

As-a-Service models (quality, training, workforce management)

Analytics (customer segmentation, loyalty management, sentiment analytics, sales analytics)

Center of Excellence (“COE”)-led consulting services (sales, customer experience, COE-led maturity assessment, digital assurance-as-a-service, user-experience design consulting, business process re-engineering leveraging “Agile” and “Kaizen” methodologies)

	Bots (voice, chat, e-mail, conversational AI), biometrics, visual interactive voice response, social media (traditional sites such as Facebook, Twitter, forums, blogs, and review sites), digital engagement (mobile, web), voice (inbound / outbound), e-mail, chat, social media, short message service	English, French, Italian, Russian, Spanish, Portuguese, German, Hungarian, Greek, Turkish, Finnish, Dutch, Polish, Swedish, Mandarin, Cantonese, Japanese, Korean, Arabic, Filipino (Tagalog), IsiZulu, IsiXhosa, Afrikaans, and more than 20 regional languages

Finance and Accounting

Our finance and accounting service offerings include a full suite of finance and accounting processes, business process re-engineering, and transformation, including automation of finance operations. Finance and accounting services are offered across all our vertical business units. We have experience in delivering large-scale and complex finance and accounting transformation programs, which include:

•	Industry-specific accounting processes such as royalty accounting, fiduciary accounting, actuarial science, revenue recovery management and airline passenger revenue accounting;

•

Source-to-pay procurement, including strategic sourcing capabilities such as category management, contract management, vendor management, working capital optimization, payables and spend analytics, financial risk and audit analytics;

•

Services across order-to-cash, including order management, supply chain fulfillment support, supply chain management, working capital optimization, receivables and collections analytics, credit risk analytics;

•	End-to-end processes ranging from simple, transaction-based processes (such as journals and reconciliations) to high-end, judgment-based processes, such as analytics and treasury;

•	Global risk and compliance services such as forensics, background screening and digital credit screening;

•

Automation suite for accounting activities, including WNS IP best practices, robotics process automation, embedded analytics and reporting, under the “CFO TRAC” offerings delivered through our proprietary and third-party led solutions enabled through an optimal combination of cloud and hosted platforms;

•

End-to-end business transformation through our proprietary “Outperforming CFO Framework” which includes a host of assessment tools such as “Investor Analyst View,” “Business Readiness Maturity Model” and “Process Maturity Model.” These tools enable objective assessment of not only an organization’s processes, technology and people, but also of their ability to respond to business disruptions. Business process re-engineering is powered by “ADAPT,” our proprietary methodology that combines the art and science of process, technology, transformation and risk management with a view of enabling us to provide our clients with optimized outcomes;

•	Rapid, large-scale transitions;

•	Implementation of shared service centers and rationalization of financial systems to optimize and consolidate our clients’ information technology platforms; and

•	Multi-location, multi-system global finance and accounting consolidation.

As at March 31, 2019, we had 5,708 employees in this horizontal unit. In fiscal 2019 and 2018, this horizontal unit accounted for 21.7% and 21.4% of our revenue, and 22.1% and 21.9% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key finance and accounting services we provide:

Finance and Accounting—Service Offerings
Source-to-Pay	Order-to-Cash	Record-to-Report	Decision Support	Corporate Functions
Sourcing services including strategic sourcing & category management, procurement and administration, invoice / expense processing and payment, accounts payables, accounting and treasury support	Accounts receivables, billing and cash application, order management, credit control, collections and deductions management	General accounting, fixed assets, reconciliations, month-end reporting and consolidation, tax filing and reporting, cost accounting, inter-company accounting, statutory reporting	Budgeting, forecasting, variance analysis, management reporting	Treasury, cash management, financial planning and analysis, tax and compliance, decision support, management accounting

Supply Chain Finance	Industry-specific Accounting	Technology Solutions	Governance, Risk, Compliance and Audit Services
Product costing, inventory accounting, manufacturing accounting, supply chain analytics, supply chain fulfillment support	Passenger revenue accounting, revenue audit and recovery, claims management, loan account maintenance, royalty accounting, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing, disbursement accounting	ERP: Implementation, hosting, optimization Bolt-on tools: Reconciliations, reporting, workbench, query management, web portal Enablers: Mailroom solution, workflow	Governance consulting, risk analytics services, compliance services and audit services

Proprietary Platform:

•

Proprietary platform-based service offerings include: “CFO TRAC – Finance and Accounting Automation Suite” brand umbrella, and “Xponential — The ERP Card Solution ™,” a part of our BizAps P2P solutions brand umbrella

Research and Analytics

With more than 2,500 employees, our research and analytics practice helps more than 100 global clients make critical business decisions with data-driven insights. We combine our consultative approach with deep domain knowledge and advanced analytics to provide decision support to our clients. Our practice endeavors to support clients along the entire spectrum of “Infra to Insights”, comprising analytics services from data infrastructure set-up to insights generation, ranging from data aggregation and data processing to visualization of insights and data. This is achieved by leveraging customized big data, machine learning, artificial intelligence, social media analytics and advanced analytics solutions to drive digital transformation, better customer understanding, improved marketing efficiencies, and risk reduction.

Our industry analytics portfolio spans various verticals, including retail and CPG, healthcare, hospitality, travel, banking and insurance, utilities and other emerging industries.

Our integrated business analytics services provide focused solutions to clients and seek to create long-term business value. We employ our proprietary frameworks, products and techniques based on the business context to generate actionable insights, focus on operational goals of quality and efficiency, and aid transformational initiatives. Our “Analytics Innovation Center,” a specialized research and development-focused unit comprising data scientists and leading analytics experts, develops cutting-edge solutions, products and capabilities with the view to enhance our clients’ returns on their analytics investments.

Continued investments in AI / ML have helped create innovative solutions and products. In an increasingly blended digital and analytics ecosystem, new capabilities and products in areas such as personalization are helping to improve digital customer experience for our clients.

As at March 31, 2019, we had 2,538 employees in this horizontal unit. In fiscal 2019 and 2018, this horizontal unit accounted for 11.3% and 11.8% of our revenue, and 11.6% and 12.1% of our revenue less repair payments (non-GAAP), respectively.

The following illustrates our key research and analytics products and services:

“WNS Agilius” is our big data analytics platform providing end-to-end “Infra to Insights” solutions including data ingestion, integration, storage and analytics coupled with our domain expertise. The platform enables analytics solutions across multiple verticals (retail and CPG, banking and financial services, healthcare, and utilities) and horizontals (procurement, finance and accounting, and customer interaction services).

“SocioSEERTM” is our proprietary big-data-enabled social media analytics platform that lets organizations create brand advantage by harnessing the power of social media. SocioSEERTM combines machine learning and deep domain expertise to seek to help brands proactively manage and outperform their stated goals around brand health, customer centricity and topline growth.

“Skense” is our cognitive data capture and processing platform that employs AI / ML algorithms to extract data from multiple unstructured data sources (such as e-mail, documents, and spreadsheets) and format such data to create structured datasets. Its application extends across multiple industries and various judgment intensive functions, including quality control for fast-moving consumer goods firms, automated financial statement spreading for banks, and medical record summarization for insurance and payor firms.

“Imagn” is our image analytics platform that employs AI / ML algorithms in multiple use cases designed to improve business process efficiencies. It helps insurance companies to identify roof top damages based on images captured by drones and significantly reduces the time to estimate the magnitude and value of damages.

“BrandttitudeTM” is our proprietary cloud-based big data analytics product designed to track brand performance and perceptions over multiple dimensions across varied data sources to help clients make informed decisions. The product is built using open source technologies on a scalable data harmonization platform. Leading consumer brands are already using this product in a licensing model to identify insights from harmonized data, such as the correlation between weather patterns and brand sales.

“Unison™” is our proprietary multi-channel customer interaction analytics platform that provides 360-degree customer insights (including insights generated from multiple channels such as social media, e-mail, website, mobile apps, CRM and other offline channels) based on sentiment analysis. It is flexible and scalable to add additional channels of customer interaction and provides actionability and insights through key customer service metrics that are contextualized to specific industries using our proprietary categorization engine.

“InTouch™” is another proprietary intelligent social media, customer service and analytics platform designed to enable quick, automated and customized audience engagement across multiple social media channels, blogs and forums to help drive long-term brand and customer-centricity for clients. The artificial-intelligence-powered platform prioritizes customer interactions according to severity of issues and manages interactions across multiple languages, making it a one-stop solution for intelligently managing customer queries.

Research and Analytics—Service Offerings
AI and ML	Big Data & Analytics Consulting	Data & Information Management Advisory
• Modeling and algorithm design • Knowledge discovery • Cognitive and predictive analytics • Natural language processing and generation	• Strategy roadmap and consulting • Solution architecture	• Data modeling and integration • Data engineering and governance • Data visualization and virtualization

Customer Analytics & Personalization	Digital Transformation and Social Media Analytics	HR Analytics
• Acquisition / retention / cross-sell / up-sell • Campaign management analytics • Loyalty management • Sales and marketing analytics • Pricing analytics	• Social media management • Web analytics • Sentiment & text analytics • Image / video analytics	• Smarter workforce solution • Employee satisfaction analytics • Attrition analytics

Chief Procurement Officer / Chief Financial Officer (“CFO”) Analytics	Financial Analytics	Operations & Supply Chain Analytics
• Sourcing and procurement analytics • Spend / payables analytics • Supplier capability profiling • Revenue assurance analytics	• Capital asset pricing modeling • Actuarial and collections analytics • Budgeting and forecasting • Working capital analytics	• Contact center analytics • Customer satisfaction / NPS analytics • Demand and inventory analytics • Sales and operations planning

Market Research Services
• Competitive research • Financial research • Survey programming • Business intelligence dashboards and reporting

Industry-specific Analytics
Insurance Analytics	Travel & Leisure Analytics	Banking & Financial Analytics
Claims analytics, subrogation analytics, fraud analytics, customer analytics	Loyalty analytics, customer interaction service analytics, commercial intelligence, flight operations, pricing and revenue management, ancillary revenue enhancement analytics, hyper-personalization, affinity and propensity modeling	Data mining and data management: Analysis of structured and unstructured data across the banking and finance sector; reporting, dashboarding and visualization; financial model development and recalibration

Utilities Analytics	Shipping and Logistics Analytics	Healthcare (Pharma & Consumer Health) Analytics
Data mining, decision support services, collections optimization, customer analytics – segmentation, lifetime value analysis, NPS analysis, predictive analytics, text analytics	Pricing and promotion analytics, market mix modeling, trade promotion optimization, lifetime value & taxonomy assessment, hyper-personalization, customer analytics	Competitive intelligence, pipeline analysis, product profiling, KPI reporting, epidemiology analysis, market opportunity assessment, social media analysis, KOL research, modeling and tool building support, pricing analytics, patient data analytics

Technology Services

“WNS TRAC™,” our consolidated suite of comprehensive digital BPM solutions, is differentiated by our deep domain expertise in strategic verticals and process know-how in key horizontal domains that equip us with an ability to understand and identify suitable technology for our clients’ business outcomes. The WNS TRAC TM solutions are available in the form of (a) all-inclusive and comprehensive enterprise platforms that are a combination of our own IP with key partner products, and (b) as plug and play solutions that seamlessly integrate with the client’s existing technology environment without the need for a complete overhaul. Also, the solutions are pre-configured with best practices and industrialized accelerators to drive implementation around social, mobility, analytics, cloud, robotics and intelligent automation, with a host of deployment options and commercial models to choose from. We are also working on several next-generation technologies such as cognitive automation, artificial intelligence, blockchain and IoT, to address emerging client demands.

From consulting to application management and operations, WNS TRACTM drives seamless technology deployment across the business process lifecycle with a view to achieving sustained growth and profitability.

As at March 31, 2019, we had 311 employees in this horizontal unit. In fiscal 2019 and 2018, this horizontal unit accounted for 1.6% and 2.1% of our revenue, and 1.6% and 2.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates our industry-specific and cross-industry solutions available as part of WNS TRACTM:

WNS TRACTM
Industry-specific solutions
Travel	Insurance	Healthcare	Shipping and Logistics	Utilities	CPG & Retail
• “Verifare” – Fare audit solution • Interline proration Queue management • Commercial planning suite	• Broker connect • “eAdjudicator” – adjudication automation solution • Actuarial proprietary platform • Claims solution • Policy administration solution	• Order-to-cash (“O2C”) for medical device manufacturing • Pharma analytics • Clinical care management	• Enterprise solution for shipping and logistics • Less-than-truckload billing transformation	• Meter-to-cash solution • Smart metering solution	• Deductions and warranty management

WNS TRACTM
Cross-industry solutions
Solutions for Chief Financial Officers	Solutions for Chief Procurement Officers	Analytics	Digital Customer Interaction Services
• WNS procure-to-pay solution • WNS order-to-cash solution • WNS record-to-report solution • WNS reporting and analytics	• Source-to-contract • WNS Procurement Card solution • WNS supplier portal • WNS spend analytics	• SocioSEERTM • BrandttitudeTM • Big data solutions	• WNS interaction analytics • WNS omni-channel solution • WNS chatbot

WNS TRACTM
RPA & Intelligent Automation
Robotics Process Automation	Cognitive / AI	Natural Language Processing / ML	Blockchain	IoT
• RPA consulting and RPA-as-a-service • RPA implementation and support	• Unstructured document processing • Infringement identification for media • Robo-advisors in customer interactions	• Credit risk assessment • Driver behavior analytics in logistics • Fraud detection in insurance	• Freight brokerage and forwarding for shipping and logistics • Claims processing for insurance	• Proactive asset maintenance in utilities and manufacturing • Smart sensors in healthcare

Sales and Marketing

The sales cycle for business process management services is time-consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers, and performing analysis (including diagnostic studies, proofs-of-concept, and pilot implementations) to demonstrate our delivery capabilities, and entering into a contract with the client. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and staffed them with “hunting” or new relationship sales professionals (“hunters”), as well as “farming” or existing client relationship professionals (“farmers”). Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing client’s business needs and to offer appropriate domain-specific solutions.

Our sales and sales support professionals are based in Australia, the UAE, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our global sales support team, which provides critical analytical support throughout the sales cycle. Other key capabilities offered by our sales support team include consulting, generating leads for potential business opportunities and research support. As at March 31, 2019, our front-line sales teams consisted of 101 members including hunters and farmers. Our teams of farmers are responsible for identifying and initiating discussions with and selling services in new areas to existing clients. We assign dedicated client partners and / or account managers to our key clients. These managers work with their clients to co-create cutting-edge solutions that help our clients embrace changing business models and improve their competitive position. In addition, they are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the client’s business objectives gained through this close interaction, our farmers actively identify and target additional processes that can be managed by us to provide better efficiency, effectiveness and control. Through this methodology, we have developed a strong track record of increasing our sales year-on-year as well as growing our business from existing clients.

Clients

As at March 31, 2019, we had a diverse client base of 403 clients (with each client generating more than $0.01 million in revenue in fiscal 2019) across a variety of industries and service types, including companies that we believe are among the leading players in their respective industries.

We believe the diversity in our client profile differentiates us from our competitors. See “Part I – Item 5. Operating and Financial Review and Prospects – Revenue” for additional information on our client base.

The table below sets forth the number of our clients by revenue for the periods indicated. We believe that the large number of clients who generate more than $1 million of annual revenue indicates our ability to extend the depth of our relationships with existing clients over time.

	Year ended March 31,
	2019	2018
Below $1.0 million	278	262
$1.0 million to $5.0 million	93	93
$5.0 million to $10.0 million	17	17
More than $10.0 million	15	14

Competition

Competition in the BPM services industry is intense and growing steadily. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.”

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

•

Global companies such as Accenture Limited, Capgemini, Electronic Data Systems Corporation, a division of Hewlett-Packard, and International Business Machines Corporation, which provide an array of products and services, including broad-based information technology, software, consulting and business process outsourcing services; and

•

Global financial services and consulting firms such as Deloitte Private Limited, industry-focused niche technology players such as InterGlobe Enterprises and Accelya, and specialty analytics service providers such as Mu Sigma Inc.

In addition, departments of certain companies may choose to perform their business processes in-house, in some cases via an owned and operated facility in an offshore location such as India. Their employees provide these services as part of their regular business operations.

Intellectual Property

We use a combination of our clients’ software systems, third party software platforms and systems, and our own proprietary software platforms and systems to provide our BPM and technology services. Our proprietary solutions and licensed software allows us to market our services as integrated solutions under our WNS TRAC TM suite, which combines technology solutions together with our core BPM service offerings. Our principal proprietary software solutions include:

(1)	WNS TRACTM industry-specific solutions, including the following:

a)	Insurance TRACTM solutions including digital claims platform, insurance BPaaS, “iPAS,” and “eAdjudicator” which we use in our insurance business unit;

b)

Travel TRACTM solutions including revenue accounting platform, fare audit platform (“Verifare”), fare pro-ration solution, revenue integrity solution (“BIDT”) which we use in our travel and leisure business unit; and

c)	Other industry-specific solutions used in our shipping and logistics business unit, utilities business unit and other business units.

(2)	WNS auto claims software platform, which we use in our WNS Assistance business;

(3)	WNS TRACTM cross-industry solutions, including the following:

a)	CFO TRACTM solutions for our finance and accounting services;

b)	Digital CIS TRACTM solutions for our client interactions; and

c)	Other proprietary software, point solutions and platform solutions developed on third party software used for cross-industry services including our research and analytics business unit.

(4)

WNS TRACTM robotics and intelligent automation solutions, including our proprietary automation solutions and solutions developed on third party software like RPA and cognitive / AI systems for delivering automation and transformation services to our clients.

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

We have registered the trademarks “WNS,” “WNS-Extending Your Enterprise” and “WNS TRAC” in most of the countries where we have global presence.

Technology

We have a dedicated team of technology experts who support clients at every stage of their engagement with us. The team designs, implements and supports technology solutions to enable delivery of business processes for our clients.

Wide-area-network — We have designed and built a highly redundant and resilient global multi-protocol label switching (“MPLS”) network, connecting all of our delivery centers and client datacenters. We run data, voice and video services on this global MPLS network to serve our clients.

Customer interaction services technology infrastructure — We have deployed omni-channel contact center platforms with voice, web chat, e-mail, social media, and interactive voice response channels across all our delivery centers, designed to improve customer experience. These customized platforms orchestrate omni-channel customer journeys across digital channels including self-service and payment card industry data security standard compliance.

Data centers — We have built highly secure, redundant data centers for hosting our omni-channel contact center platforms, automation tools, corporate infrastructure and application services.

Cloud computing — We have adopted cloud computing services such as office productivity tools, virtual servers, virtual storage, and web and e-mail security, for some of our clients and our corporate use.

Technology service management methodology — Our technology service delivery management is based on an information technology infrastructure library framework (that is, an information technology service management standard). We assist over 200 clients with technology implementation, service delivery and support for end user computing, wide area network, local area network telecommunications, customer interaction management platform, IT security, datacenter systems and cloud computing technology platforms.

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 950 employees that help us meet quality assurance and ISO 9001 standards for Quality Management Systems and ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality to customers. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2019, more than 465 different projects were completed using Lean Six Sigma methodologies and over 769 additional projects are in progress. We have also trained over 12,700 employees in ISO 9001 and Lean Six Sigma principles in fiscal 2019.

We have been honored with the following awards for our achievements in quality assurance in fiscal 2019:

•	Golden Peacock Business Excellence Award 2018

•	NASSCOM Customer Service Excellence Awards 2018 in the category “Return on Investment”

•	Sri Lanka - SLASSCOM Innovation Awards, First Runners-up “Best Client Delivery Innovation”

•	Stevie Silver Award for Innovation in Customer Service – All Other Industries

•	Stevie Bronze Award for Innovation in Customer Service – Other Service Industries

•	Stevie Bronze Award for Best Customer Satisfaction Strategy

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews reports from the Chief Risk Officer as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks taken by our company are consistent with the Board’s appetite for risk.

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2013 to manage organizational information security risks. These measures seek to ensure that sensitive information pertaining to our company or our clients remains secure. Currently, information security systems at 44 delivery centers are ISO 27001:2013 certified, and we expect to seek similar certifications for our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (“PCI DSS”) which is a security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, we also undergo Statement on Standards for Attestation Engagements No. 18 / International Standard on Assurance Engagements (“ISAE”) No. 3402, “Reporting on Controls at a Service Organization (“SOC”) 1 Type 2” audits with respect to our general control environment supporting operational delivery and with respect to security, availability and confidentiality in accordance with ISAE on an annual basis.

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

Human Capital

As at March 31, 2019, we had 39,898 employees, of whom 25,498 are based in India, 7,788 are based in the Philippines, 3,477 are based in South Africa, 895 are based in the US, 545 are based in Sri Lanka, 456 are based in Romania, 397 are based in China, 332 are based in the UK, 189 are based in Poland, 146 are based in Spain, 100 are based in Costa Rica, 18 are based in Australia, 18 are based in Turkey, 18 are based in France, 15 are based in Germany, three are based in Switzerland, two are based in Singapore, and one is based in the United Arab Emirates. Most of our associates hold university degrees. As at March 31, 2018, we had 36,540 employees. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,612 employees per month. We have also initiated a hiring program, whereby we employ apprentices under the India government scheme, National Employability Enhancement Mission, pursuant to which they undergo a three to 36-month apprenticeship to enhance their employability. There is no guarantee of employment with us following the completion of the apprenticeship.

During fiscal 2019, 2018 and 2017, the attrition rate for our employees who had completed six months of employment with us was 31%, 29% and 34% respectively.

Training and Development

We devote significant resources to the training and development of our associates. We have established the WNS Learning Academy, where we offer specialized skills development, such as leadership and management development, skills and behavioral programs for employees across all employee levels. The WNS Learning Academy is focused on developing initiatives and programmes that are designed to enable high-impact leadership and potential across all employee levels and geographies, and also on building internal capability to create a digitally savvy workforce ready for the future. One of the best practices and biggest strengths of the WNS Learning Academy is its structure enables our employees to deliver relevant learning solutions that provide people with the knowledge and skills they need to enhance their performance and achieve organizational goals.

The following chart illustrates the structure of the WNS Learning Academy which is designed to facilitate effective learning solutions and focus on critical functional areas.

We have established a consulting team, design team and a content delivery team. The consulting team and the design team determine the learning requirements for each business unit, with each team member aligned to a specific business unit. These team members are referred to as our business unit learning partners. The learning partner acts as a learning consultant for the relevant business unit and creates a learning strategy and develops solutions which are designed to help the business unit achieve its goals. The content delivery team is responsible for creating and delivering learning content for the respective teams. In addition, we have specific teams which develop organization level programs for leadership, education (comprising structured curriculum-based programs across different employee levels in the organization) and technology (leveraging technology to complement our initiatives and create a world class learning organization).

While we continue to focus on building organization level capability, the consulting design and delivery model allows us to proactively identify and create focused developmental strategies for each business unit. The technology function promotes and increases the use of digital learning, manages the learning management system and strives to create a self-learning ecosystem which is designed to help respond to new opportunities arising from digital technologies.

The WNS Learning Academy has over 300 unique programs for various employee levels within the organization and behavioral skills that are conducted across locations based on defined competency-based roadmaps.

Talent Development Center of Excellence – Flagship programs

WNS has a “Centre of Excellence” (“COE”) that focuses on nurturing and developing the future leaders of the organization. The COE actively engages with HR and our business leaders to design business relevant people programs that align with the strategy and vision of the organization.Some of the programs designed and implemented by this team are focused on building a strong and gender diverse leadership pipeline. Given below are the details of two such programs:

(a) Aspire Plus – Launched in 2016, the “ASPIRE” initiative mapped critical roles and future talent needs with competencies and identified and nurtured high-potential employees in the organization to succeed. In 2017, we launched “Aspire+”, a platform where the “Aspire” participants were provided an opportunity to apply their knowledge, skills and business acumen in practical business situations. Through the Aspire+ program, we endeavor to create a consulting task force that will be responsible for strategic account management of small/mid-sized accounts with envisaged growth potential.

(b) Centurion – “Centurion” is a talent development program for future women leaders. It is an initiative to proactively identify and nurture women employees from the frontline manager level to enhance their capabilities and create an enabling environment for career opportunities. In 2017, we selected 24 candidates for our first Centurion program across the following locations: India, South Africa, Sri Lanka, Romania and the Philippines.

Culture Building and Transformation

The organization is working towards the goal of “one WNS”, “one value system”. It drives the following organization-wide initiatives to create an inclusive culture, build awareness, and create champions within operations teams to maintain the rigor:

(a) Millennial Council: The Millennial Council is an initiative where the youngest minds at WNS get the opportunity to work shoulder to shoulder with the senior leaders in the company to truly make a difference. The council members are tasked to help the WNS brand stay in alignment with changing trends. They also develop action plans for the organization in their chosen fields, including employee engagement, corporate social responsibility, technology and enhancing the company’s brand presence.

(b) Diversity and Inclusion: As an organization, we recognize the benefits to be gained from inclusivity of women and the diversity of skills, perspectives, and experiences they contribute in making WNS business practices more efficient and innovative. For us, this is a shift in culture rather than stand-alone programs. It is about feeling included and essential since productivity improves in an inclusive environment. WNS has a policy of equal opportunity for employees and candidates from varied cultures, genders, backgrounds and geographies. WNS’ commitment to inclusion spans the entire organization and is intertwined with our vision, values, culture and strategy. We are continuously able to attract and retain best in class female talent in the industry in all the regions in which we have delivery locations and the proportion of our female employees has grown from 36% in 2015 to about 44% in 2019. Developing talented women at WNS is not just about increasing the number of women we recruit. It focuses on supporting and developing women across the entire span of their career.

(c) Respectful Workplace: Our respectful workplace program is based on the premise that all employees need to be treated fairly and differences should be acknowledged and valued. The program promotes a work environment that is collaborative with respectful relationships based on a humane and an ethical mind-set. It is an initiative of the people, for the people and by the people. The premise of this module is inclusion – irrespective of gender, ethnicities, sexual orientations or any other dividing forces that may hinder the respect towards another. It also covers in detail the various aspects of “POSH” (that is, the prevention of sexual harassment) and drives awareness of our organization’s policy and approach in the arena.

Digital Transformation

The WNS education initiative is aimed at achieving the following:

•	Building capabilities to lead digital transformation in the BPM space;

•	Increasing the use of digital learning;

•	Enhancing our workforce’s digital competencies and;

•	Upskilling our workforce, as BPM specific education is not available in the ecosystem.

We have launched two certification programs for our employees—WNS Certified BPM Professional and WNS Certified Digital BPM Professional and plan to launch five more certification programs for our mid-level employees and senior management.

The training organization at WNS offers developmental programs to all employee levels in the organization, in all business units and all enabling units comprising support functions. It comprises:

•	The WNS Learning Academy which focuses on potential development and provides leadership programs across various levels of management in the organization;

•	Process and domain training team, which focuses on enabling and improving performance;

•	Education team which is a specialized arm of the WNS Learning Academy that focuses on building internal digital capability through structured certification courses; and

•	Business process excellence and transformation team, which focuses on training and certifying employees in yellow belt and green belt certifications under the Lean Six Sigma framework.

The Learning Academy team carries out an intensive training need analysis every year with each business unit, and vertical and at each location to ensure that its programs are in line with our business objectives. The final plan/development plan is reviewed by the team at a strategic level to ensure alignment with our organization’s strategy. Following the training need analysis, trainings are conducted for all employee levels and across business verticals and locations, and the key emerging needs/themes are consolidated and analyzed.

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Australia, China, Costa Rica, France, Germany, India, Ireland, Mauritius, the Netherlands, New Zealand, the Philippines, Poland, Romania, Singapore, South Africa, Spain, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.” We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2019, our tax rate in India and the Philippines impacted our effective tax rate. In fiscal 2018 and fiscal 2017, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $15.7 million, $9.4 million and $5.2 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2019, 2018 and 2017, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

We expect our tax rate in India and the Philippines to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme as discussed below. Our tax rate in Sri Lanka has been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018, following which the income from export of service has been subject to tax at 14% on net basis, as more fully described below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently, and was in fiscal 2019, 34.95%, and was in fiscal 2018 and fiscal 2017 34.61%.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. During fiscal 2012, we started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme. These operations are eligible for a 50.0% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, we commenced operations in new delivery centers in Gurgaon and Pune, India, which are registered under the SEZ scheme. These operations were eligible for a 100.0% income tax exemption until fiscal 2019, and are eligible for a 50.0% income tax exemption from fiscal 2020 to fiscal 2029. During fiscal 2018, we started operations in new delivery centers in Pune and Gurgaon, India registered under the SEZ scheme that are eligible for a 100.0% income tax exemption until fiscal 2022, and a 50.0% income tax exemption from fiscal 2023 to fiscal 2032. During fiscal 2019, we started operations in new delivery centers in Noida and Pune, India registered under the SEZ scheme that are eligible for a 100.0% income tax exemption until fiscal 2023 and are eligible for a 50.0% income tax exemption from fiscal 2024 to 2033.

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

In addition to these tax holidays, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation and regulations. These benefits include rebates and waivers in relation to payment for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has issued guidelines on the GAAR, which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect the GAAR to have a material adverse impact on our operations. The Government of India has passed the Goods and Service Tax Act (“GST Act”), which came into effect on July 1, 2017. The majority of the various existing indirect tax levies have since been subsumed by the goods and services tax payable under the GST Act. Based on the current GST law and the rules, we do not expect a significant impact on our operations. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.”

Philippines

From fiscal 2016 until fiscal 2019, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2023. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit.

Sri Lanka

Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and are taxed at 14% on net basis with effect from April 1, 2018.

Costa Rica

Our subsidiary in Costa Rica was eligible for a 100.0% income tax exemption from fiscal 2010 until fiscal 2017 and is eligible for a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

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

C. Organizational Structure

The following diagram illustrates our company’s organizational structure and the place of organization of each of our subsidiaries as of the date hereof. Unless otherwise indicated, each of our subsidiaries is wholly-owned, directly or indirectly, by WNS (Holdings) Limited. Directly owned subsidiaries of WNS are represented by shaded boxes.

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

(3)	WNS HealthHelp Philippines Inc. was incorporated on December 21, 2018.
(4)	WNS Global Services (UK) International Limited was incorporated on September 17, 2018.
(5)

WNS Cares Foundation is a “not for profit organization” registered under the former Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), formed for the purpose of promoting corporate social responsibilities. As a result, it is not considered for the purpose of preparing our consolidated financial statements.

(6)	WNS Global Services North Americas Inc. was incorporated on October 4, 2018.
(7)	The full name of the branch is WNS Global Services (UK) Limited (Spółka Z Ograniczoną Odpowiedzialnością) Oddział W Polsce, Gdansk.
(8)	WNS SA Domestic (Pty) Limited was incorporated on December 19, 2018.
(9)	The full name of the branch is WNS Global Services (UK) Limited Londra Sucursala Bucuresti.
(10)	WNS Global Services (UK) Limited, Sucursal En España branch was incorporated on October 25, 2018.

D. Property, Plants and Equipment

As at March 31, 2019, we have an installed capacity of 32,764 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option, as described below. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates.

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
India:
Mumbai	364,627	3,074
Godrej Plant 10			February 15, 2021	N/A
Godrej Plant 11			February 15, 2021	N/A
Godrej Plant 5			February 15, 2021	N/A
Raheja (SEZ), Airoli			May 31, 2029	N/A
Gurgaon	299,171	3,172
World Tech park Block-B2 9th Floor			May 25, 2022	May 25, 2027
World Tech park Block-B3 9th Floor			May 14, 2022	May 14, 2027
World Tech Park-8th, 9th, 10th & part 11th Floor(2)			April 27, 2019	April 27, 2024
World Tech Park- Remaining part of 11th Floor			November 2, 2019	April 27, 2024
World Tech Park- Block A3, 11th floor(2)			April 27, 2019	April 27, 2024
World Tech Park- Block B3 10th Floor			January 19, 2024	January 19,2029
World Tech Park- Block B2 10th Floor			June 19, 2024	June 19,2029
Pune	746,565	8,219
Magarpatta(3)			N/A	N/A
Weikfield—Phase I			February 14, 2023	N/A
Weikfield—Phase II			April 30, 2023	N/A
Weikfield—Phase III			June 14, 2023	N/A
Mantri Estate-2nd Floor			May 27, 2020	N/A
Mantri Estate-4th Floor			May 27, 2020	N/A
Magarpatta (SEZ) – Level 5			February 14, 2026	N/A
Magarpatta (SEZ) – Level 6			October 26, 2026	N/A
Magarpatta (SEZ) – Level 7			February 28, 2027	N/A
Giga Space			January 17, 2021	N/A
Magarpatta – Tower 9			February 28, 2029	N/A
Pune Info city – 5th Floor			May 30, 2022	N/A
Pune Info city – 4th Floor			June 14, 2023	N/A
Pune Info city – 3rd Floor			September 30, 2023	N/A
Nashik	88,356	1,378
Shreeniketan			June 30, 2023	N/A
Vascon			October 13, 2023	N/A
Bangalore	191,890	1,996
RMZ Centennial – Ground Floor & Level 1			June 14, 2021	June 14, 2025
RMZ Centennial – Level 2 & 3			October 31, 2021	October 31, 2025
RMZ Centennial – Terrace			July 31, 2021	July 31, 2025
Chennai	110,792	944
RMZ Millenia—Ground & 1st Floor			March 31, 2021	March 31, 2045
DLF (SEZ)—Phase 1			March 31, 2021	March 31, 2026
DLF (SEZ)—Phase 2			March 31, 2021	March 31, 2026
Vishakhapatnam	71,633	1,107
MPS Plaza			March 4, 2022	March 4, 2027
Apeita Tech-hub			March 31, 2026	March 31, 2029
Tiruchirappalli	217,800	N/A
Plot of land (4)			November 15, 2111	November 15, 2210
Noida	22,111	267
Brookefield			January 22, 2023	January 22, 2033
Hyderabad	N/A	12
Growork, Kapil Towers (5)			September 30, 2019	N/A

Sri Lanka:	54,675	769
Colombo (HNB) – Level 12 & 13			July 31, 2028	N/A
Colombo (Orion City)			August 24, 2023	August 24, 2028
UK:	26,156	372
Ipswich (Museum Street)			May 23, 2028	N/A
Cheadle (Hercules Office Park)			July 21, 2020	N/A
Piccadilly (Malta House)			February 10, 2027	N/A
Hayes (Hyde Park)			February 28, 2021	N/A
US:	138,495	896
NJ (Exchange Place)			July 30, 2020	N/A
SC (The State Building)			July 31, 2020	July 31, 2023
Bellevue (Sterling Plaza)- 5th & 6th Floor			May 31, 2024	May 31, 2027
Bellevue (Cascade Building)			October 31, 2019	N/A
Pittsburg (One Waterfront Place)			January 31, 2022	January 31, 2027
NY (East Greenbush)			February 28, 2020	N/A
Houston (Corporate Drive)			December 31, 2020	December 31,2025
Houston (Northchase Drive)			March 31, 2026	March 31, 2036
Turkey:	N/A	20
Istanbul (MeydanK Plaza)(5)			April 30, 2020	N/A
Switzerland:	2,077	—
Zurich (Bahnhofstrasse)(6)			Not specified	N/A
Romania:	53,201	642
Bucharest (West Gate)- 2nd & 3rd Floor			January 19, 2023	January 19, 2026
Constanta (Euro Construct)			January 15, 2022	N/A
Philippines:
Manila	473,381	5,312
Eastwood—10th floor			June 30, 2021	June 30, 2031
Eastwood—9th floor			June 30, 2021	June 30, 2031
Techno Plaza II			April 30, 2026	N/A
Zeta Tower—10th Floor			May 14, 2024	May 14, 2029
Exxa tower—15th Floor			March 19, 2023	March 19, 2028
Exxa Tower—16th Floor			June 14, 2023	June 14, 2028
Exxa Tower—17th Floor			November 30, 2023	November 30, 2028
Ilo Ilo
One Global Centre			January 15, 2021	N/A
Three Techno Place – 4th Floor			March 15, 2022	N/A
Two Techno Place			April 30, 2024	April 30, 2029
Alabang
Vector 2- 9th & 10th floor			February 28, 2022	N/A
Capella- 15th & 16th Floor			June 30, 2022	June 30, 2027
FiliInvest Axis—21st Floor			August 14, 2023	August 14, 2028
FiliInvest Axis—22nd Floor			November 30,2023	November 30,2028
Costa Rica:	12,592	200
San Jose (Forum H)			April 30, 2021	N/A
United Arab Emirates:	510	N/A
Dubai Airport Free Trade Zone			November 22, 2020	N/A
South Africa:	285,747	3,546
Cape Town
Knowledge Park			March 31, 2025	March 31, 2030
Claremont- Level 4			June 30, 2022	June 30, 2026
Claremont- Level 5			June 30, 2022	June 30, 2026
Bellavile
Ambition House- 4th Floor			September 30, 2019	N/A
Johannesburg
DownSouth Ridge Park			August 31, 2021	August 31, 2026
Port Elizabeth (COEGA)			July 31, 2020	July 31, 2025
Durban
Hippopark Avenue - Section #1 & 2			May 30, 2020	N/A
Grid Eye			June 30, 2021	June 30, 2026
Poland:	23,460	264
Gdynia (Luzycka Office Park)- Bldg B,C & D			August 31, 2022	N/A
China:	42,538	445
Guangzhou (Zhongshan Street) – 30th Floor(2)			April 30, 2019	N/A
Dalian (Dalian Software Park) – Bldg 22			May 15, 2020	N/A
Beijing (YongAnDongLi) – 5th Floor			August 31, 2019	August 31, 2021
Shanghai (Huangu PL)(2)			April 30, 2019	N/A
Australia:	1,216	N/A
Sydney (Berry Street)			March 27, 2023	N/A
Spain	8,384	129
4A, Mira II, Balear – 1st Floor			July 17, 2020	N/A
5A, Mira II, Balear – 1st Floor			July 31, 2020	N/A
6A, Mira II, Balear – 1st Floor			July 2, 2020	N/A
7A, Mira II, Balear – 1st Floor			December 31, 2019	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension option is exercised.
(2)	We are in the process of renewing the lease agreement and expect the lease renewal to be finalized by May 2019.
(3)	Property owned by our subsidiary, WNS Global Services Private Limited.
(4)

This is a SEZ plot in the ELCOT Navalpattu IT/ITES SEZ Park. We have submitted an application to the relevant authority for surrendering this plot of land and we are awaiting a reply to our application.

(5)	The property is leased based on number of work stations.
(6)	The lease may be terminated by the lessee or the lessor with three months’ notice.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2020, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; travel and leisure; healthcare; utilities; shipping and logistics; consulting and professional services; and banking and financial services industries.

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

The following table represents our revenue for the periods indicated:

	Year ended March 31,
	2019	2018	2017
	(US dollars in millions)
Revenue	$809.1	$758.0	$602.5

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

The following table reconciles our revenue to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2019	2018	2017
	(US dollars in millions)
Revenue	$809.1	$758.0	$602.5
Less: Payments to repair centers(1)	15.2	17.0	24.1

Revenue less repair payments (non-GAAP)	$794.0	$741.0	$578.4

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments (a non-GAAP financial measure) for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments (non-GAAP) so that revenue less repair payments (non-GAAP) may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments (non-GAAP) is presented by recalculating prior periods’ revenue less repair payments (non-GAAP) denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, Australian dollars, South African rand and Euro. Management believes constant currency revenue less repair payments (non-GAAP) may be useful to investors in evaluating the underlying operating performance of our company. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our constant currency revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Year ended March 31,
	2019	2018	2017
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$794.0	$741.0	$578.4
Exchange rate impact	(0.1)	(18.2)	(4.7)

Constant currency revenue less repair payments (non-GAAP)	$793.9	$722.8	$573.7

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In June 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum, commonly referred to as “Brexit.” The referendum was advisory, and the terms of any withdrawal are subject to a two-year negotiation period (unless an extension is agreed), which commenced on March 29, 2017. The withdrawal of the UK from the EU was set to take place on March 29, 2019, however this date has been postponed to October 31, 2019 and ongoing uncertainty remains as to what kind of post-Brexit agreement between the UK and the EU, if any, may be approved by the UK parliament. There is the possibility that the UK will end up leaving the EU without having reached final agreement with the EU on the terms of its withdrawal. The referendum, and now the risk of a “no deal” between the UK and the EU, has created significant uncertainty regarding the future relationship between the UK and the EU, including with respect to the laws and regulations that will apply as the UK determines which EU-derived laws to replace or replicate in the event of a withdrawal. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

In the US, economic growth is tempered by continuing concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in the cost of borrowing and reduction in availability of credit as the US Federal Reserve has, until recently, continued to raise interest rates. The policies that may be pursued by the presidential administration in the US have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Further, there is uncertainty regarding the impact of the escalating “trade war” between China and the United States on the global economy. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition and results of operations.

Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth. China continues to have room for economic growth, but such growth opportunities remain subject to political developments, particularly with respect to a US-China trade deal, and uncertainties in the regulatory framework of the economy.

These economic and geo-political conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar and the Euro (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the Philippine Peso and the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Australian dollar, the Euro, the Philippine Peso, or the South African rand, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the Euro, the Philippine Peso, and South African rand, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. For example, the pound sterling depreciated against the US dollar by an average of 0.9% in fiscal 2019, and appreciated by an average of 1.4% in fiscal 2018. The Indian rupee depreciated against the US dollar by an average 8.5% in fiscal 2019, and appreciated by an average of 3.9% in fiscal 2018. The Philippine Peso depreciated against the US dollar by an average of 4.2% in fiscal 2019, and by an average of 5.4% in fiscal 2018. The South African rand depreciated against the US dollar by an average of 6.0% in fiscal 2019, and appreciated by an average of 7.8% in fiscal 2018. The Australian dollar depreciated against the US dollar by an average of 5.8% in fiscal 2019, and appreciated by an average of 2.8% in fiscal 2018. The Euro depreciated against the US dollar by an average of 1.0% in fiscal 2019, and appreciated by an average of 6.7% in fiscal 2018. The depreciation of the pound sterling the Euro, and the Australian dollar against the US dollar in fiscal 2019 and the appreciation of Indian rupee and the South African rand against the US dollar in fiscal 2018, negatively impacted our results of operations in those years, whereas the depreciation of the Indian rupee and the South African rand against the US dollar in fiscal 2019, the appreciation of the pound sterling, the Euro and the Australian dollar against the US dollar in fiscal 2018 and the depreciation of the Philippine Peso against the US dollar in fiscal 2019 and 2018 positively impacted our results of operations in those years.

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

•	In July 2006, we completed our initial public offering, whereupon our ADSs became listed on the NYSE under the symbol “WNS.”

•	In fiscal 2007, we expanded our facilities in Gurgaon, Mumbai and Pune, India, and we also acquired the fare audit services business of PRG Airlines and the financial accounting business of GHS.

•	In May 2007, we acquired Marketics, a provider of offshore analytics services.

•	In June 2007, we acquired Flovate, a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited.

•	In July 2007, we completed the transfer of our delivery center in Sri Lanka to Aviva Global.

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

•	In fiscal 2018, we added new facilities in the Philippines; Romania; Pune and Vishakhapatnam, India and Shanghai, China. We also expanded our facilities in Nashik and Pune, India and Guangzhou, China.

•	In fiscal 2019, we added new facilities in the Philippines; Spain and Vizag, India. We also expanded our facilities in Bangalore, Gurgaon, Nashik and Pune, India.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	2019	2018	$	%
	(US dollars in millions)
Revenue	$809.1	$758.0	51.2	6.8%
Revenue less repair payments (non-GAAP)	$794.0	$741.0	53.0	7.1%

We have a large client base diversified across industries and geographies. Our client base grew from 386 clients as at March 31, 2018 to 403 clients as at March 31, 2019 (with each client generating more than $0.01 million in revenue in respective fiscal).

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For fiscal 2019, 2018 and 2017, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	Revenue			Revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2019	2018	2017	2019	2018	2017
Top client	6.9%	6.8%	9.0%	7.1%	7.0%	9.4%
Top five clients	27.1%	29.4%	32.1%	27.6%	30.1%	33.5%
Top ten clients	43.9%	43.0%	43.6%	44.8%	43.9%	45.4%
Top twenty clients	56.8%	55.1%	55.7%	57.9%	56.4%	58.0%

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; travel and leisure; healthcare; utilities; shipping and logistics; consulting and professional services and banking and financial services.

For fiscal 2019, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Business Unit	2019	2018	2017	2019	2018	2017
Insurance	26.6%	25.7%	29.6%	25.2%	24.0%	26.6%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	17.6%	18.1%	17.5%	17.9%	18.5%	18.2%
Travel and leisure	17.4%	18.7%	21.3%	17.8%	19.2%	22.1%
Healthcare	15.3%	14.7%	6.8%	15.6%	15.1%	7.1%
Utilities	7.0%	8.7%	9.3%	7.1%	8.9%	9.7%
Shipping and logistics	6.2%	4.5%	4.3%	6.3%	4.6%	4.4%
Consulting and professional services	5.5%	5.2%	6.9%	5.6%	5.4%	7.2%
Banking and financial services	4.5%	4.4%	4.4%	4.6%	4.5%	4.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

Revenue by Service Type

For fiscal 2019, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Service Type	2019	2018	2017	2019	2018	2017
Industry-specific	38.0%	34.1%	28.2%	38.7%	34.8%	29.4%
Customer interaction services(1)	22.6%	25.5%	27.9%	23.1%	26.1%	29.1%
Finance and accounting	21.7%	21.4%	20.6%	22.1%	21.9%	21.5%
Research and analytics	11.3%	11.8%	13.3%	11.6%	12.1%	13.8%
Auto claims	4.3%	4.7%	7.4%	2.5%	2.5%	3.6%
Others(2)	2.1%	2.5%	2.6%	2.1%	2.6%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)

We have renamed our “contact center” horizontal unit as “customer interaction services” with effect from April 1, 2016, as we have expanded the services offered in that horizontal unit to include more value-added services beyond the customary contact center services.

(2)	Others includes revenue from technology services, legal services and human resources outsourcing services.

Since the fourth quarter of fiscal 2017, we have experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. While we expect our business in our WNS Auto Claims BPM segment to improve in fiscal 2020, there’s no assurance that it will improve to our expected level of performance or at all.

Revenue by Geography

For fiscal 2019, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Geography	2019	2018	2017	2019	2018	2017
North America (primarily the US)	41.5%	40.7%	32.6%	42.3%	41.6%	33.9%
UK	31.4%	34.2%	41.3%	30.1%	32.6%	38.8%
Australia	9.5%	8.8%	8.1%	9.7%	9.0%	8.5%
Europe (excluding the UK)	7.0%	6.2%	6.2%	7.1%	6.4%	6.5%
South Africa	4.8%	5.7%	7.1%	4.9%	5.8%	7.4%
Rest of world	5.8%	4.5%	4.7%	5.9%	4.6%	4.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard, which has different levels based on various criteria. South African government grants are available to businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. A level one BBBEE rating has the most rigorous criteria. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating.

We have been conducting our domestic business (serving clients based in South Africa) and international business (serving clients based outside South Africa) in South Africa through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved a level three rating in respect of WNS Global Services SA (Pty) Limited in our BBBEE verification audit in May 2018 which is valid until May 2019. Based on the results of an interim BBBEE audit, we expect that we will achieve the required rating in our next BBBEE verification audit in May 2019 which, if achieved, would be valid until May 2020. In December 2018, we established WNS SA Domestic (Pty) Ltd, a wholly owned subsidiary of WNS Global Services SA (Pty) Limited, for the purposes of conducting our domestic business in South Africa. As part of the plan to achieve a level two BBBEE rating in respect of this new subsidiary, our Board of Directors has approved the divestment of 51.0% of our interests in WNS SA Domestic (Pty) Ltd to black people in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment (“BEE Code”), which we plan to complete in fiscal 2020. We expect to undertake a BBBEE verification audit in respect of WNS SA Domestic (Pty) Ltd in May 2020. However, there is no assurance that we will successfully achieve the requisite BBEEE rating in respect of WNS SA Domestic (Pty) Ltd or maintain our existing BBBEE rating with respect to WNS Global Services SA (Pty) Limited in our next annual BBBEE verification audit or thereafter. If we fail to achieve the required minimum BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Revenue by Location of Delivery Centers

For fiscal 2019, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
Location of Delivery Center	2019	2018	2017	2019	2018	2017
India	51.8%	51.6%	58.5%	52.8%	52.8%	60.9%
United States	14.4%	14.9%	3.9%	14.7%	15.2%	4.1%
Philippines	13.7%	11.5%	10.7%	14.0%	11.8%	11.2%
South Africa	8.3%	9.9%	11.1%	8.5%	10.1%	11.6%
UK(1)	5.5%	5.7%	8.7%	3.7%	3.6%	4.9%
Romania	1.7%	1.6%	1.8%	1.8%	1.7%	1.9%
Sri Lanka	1.6%	1.9%	2.5%	1.6%	1.9%	2.6%
China	1.5%	1.3%	1.3%	1.5%	1.4%	1.4%
Poland	0.8%	1.0%	0.9%	0.8%	1.0%	0.9%
Costa Rica	0.4%	0.5%	0.6%	0.4%	0.5%	0.7%
Spain	0.3%	—	—	0.3%	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey, which was not significant.

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

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

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

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Further, we also provide legal services relating to personal injury claims through our subsidiary WNS Legal Assistance LLP.

Revenue by Contract Type

For fiscal 2019, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue			As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2019	2018	2017	2019	2018	2017
Full-time-equivalent	64.6%	62.5%	71.8%	65.8%	64.0%	74.8%
Transaction	17.0%	18.7%	17.7%	15.4%	16.8%	14.2%
Subscription (1)	8.2%	7.8%	1.3%	8.4%	8.0%	1.4%
Fixed price	5.3%	5.2%	4.5%	5.4%	5.4%	4.7%
Others (1)	5.0%	5.8%	4.6%	5.1%	5.9%	4.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

1)

Commencing fiscal 2018, we are disclosing our revenue and revenue less repair payments (non-GAAP) derived from subscription arrangements separately given the increase in such revenue and including our revenue and revenue less repair payments (non-GAAP) derived from outcome-based arrangements under “Others” given the decrease in such revenue. We have presented a similar breakdown of our revenue and revenue less repair payments (non-GAAP) for fiscal 2017 in the table above for comparative purposes. Previously, we included revenue and revenue less repair payments (non-GAAP) from subscription arrangements under “Others” and disclosed revenue and revenue less repair payments (non-GAAP) derived from outcome-based arrangements separately.

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

The revised pricing arrangements under the Aviva master services agreement provide for productivity-related discounts associated with FTE and non-FTE models. Some of these discounts are mandatorily applied through the term of the contract. Pricing also varies based on degree of complexity of the outsourced processes. The revised pricing arrangements under the Aviva master services agreement, including the termination of the minimum commitment fee on October 31, 2016, resulted in lower revenue for fiscal 2017 as compared to fiscal 2016 and 2015. Aviva MS accounted for 6.2%, 6.8% and 9.0% of our revenue and 6.3%, 7.0% and 9.4% of our revenue less repair payments (non-GAAP) in fiscal 2019, 2018 and 2017, respectively.

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

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention, and share-based compensation expense. Historically, our employee costs have increased primarily due to the increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital.” Regulatory developments may, however, result in wage increases in India and increase our cost of revenue. For example, the Government of India has proposed the Code on Wages Bill, 2017, which, if passed, would replace four central labor laws, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976, and would introduce a national minimum wage for all employees to be administered by the central government. The Indian Supreme Court recently clarified that certain allowances paid by an employer to an employee should be included in the definition of “basic wage” for the purposes of computing employee provident fund contributions. As a result, our wage costs in India may increase. See “Part I — Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents. It also includes incremental and direct costs incurred to contract with claimants by WNS Legal Assistance LLP.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals. Most of these agreements have clauses that have fixed escalation of lease rentals.

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

Selling and marketing expenses as a proportion of revenue was 5.5% in fiscal 2019 and 2018 and 5.4% for fiscal 2017. Selling and marketing expenses as a proportion of revenue less repair payments (non-GAAP) was 5.6% in each of fiscal 2019, 2018 and 2017. We expect our selling and marketing expenses to increase in fiscal 2020 as we invest in our sales team to better serve our clients and in branding but at a lower rate than the increase in our revenue less repair payments (non-GAAP). See “Part I — Item 4. Information on the Company — B. Business Overview — Business Strategy — Enhance awareness of the WNS brand name.” Our sales team is compensated based on achievement of business targets set at the beginning of each fiscal year. Accordingly, we expect this variable component of the sales team costs to increase in line with overall business growth.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue was 14.2% in fiscal 2019 as compared with 15.5% and 15.2% for fiscal 2018 and 2017, respectively. General and administrative expenses as a proportion of revenue less repair payments (non-GAAP) was 14.5% in fiscal 2019 as compared with 15.9% each for fiscal 2018 and 2017. General and administrative expenses decreased both in absolute terms and as a proportion of revenue and revenue less repair payments (non-GAAP) in fiscal 2019 as compared to fiscal 2018 primarily due to lower share-based compensation expense and the impact of foreign exchange movements in fiscal 2019. See “— Results of Operations — Fiscal 2019 Compared to Fiscal 2018 — General and Administrative Expenses.”We expect our general and administrative expenses to increase in fiscal 2020 as we continue to strengthen our support and enabling functions and invest in leadership development but at a lower rate than the increase in our revenue less repair payments (non-GAAP).

Foreign Exchange Loss / (Gains), Net

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

We had a foreign exchange gain of $4.5 million in fiscal 2019 as compared to $15.0 million and $14.5 million in fiscal 2018 and 2017, respectively. On adoption of IFRS 9 with effect from April 1, 2018, cash flow hedging gains and losses, which were previously reported in foreign exchange gains or losses, net, are now reported in revenue.

Impairment of Goodwill

During the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. There is no impairment charge recognized in fiscal 2019 and 2018.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Aviva Global in July 2008 (included up to November 2016), Fusion in June 2012, Value Edge and its subsidiaries in June 2016, Denali in January 2017, HealthHelp in March 2017 and the acquisition of a customer contract from Telkom SA SOC LIMITED (“Telkom”) in May 2015.

Other Income, net

Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous income and expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short term borrowings, transaction costs and the gains/losses on settlement of our related derivative instruments. We expect our interest payable on our term loans to be lower in fiscal 2020 as compared to fiscal 2019 on account of repayment of loans that were obtained to fund our acquisitions of Denali and HealthHelp.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2019	2018	2017
Total headcount(1)	39,898	36,540	34,547
Built up seats(2)	32,764	30,390	28,008
Used seats(2)	25,978	22,550	20,795
Seat utilization rate(3)	1.21	1.22	1.23

Notes:

(1)

Commencing fiscal 2018, we are including in our disclosed total headcount the number of apprentices employed under the India government scheme, National Employability Enhancement Mission, pursuant to which apprentices undergo a three to 36 month apprenticeship to enhance their employability. There is no guarantee of employment with WNS following the completion of the apprenticeship. Our previously disclosed total headcount does not include apprentices. The total headcount and seat utilization rate presented for prior periods in the table above have been re-computed to include apprentices for comparative purposes.

(2)

Built up seats refer to the total number of production seats (excluding support functions like finance, human resources, administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.

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

We expect our total headcount in fiscal 2020 to increase as compared to fiscal 2019 as the impact of an increased flow of business from new and existing clients is expected to continue to increase our hiring requirements in fiscal 2020.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments (non-GAAP) is denominated in US dollars (48.1% and 49.0%, respectively, in fiscal 2019, 46.5% and 47.6%, respectively, in fiscal 2018 and 38.7% and 40.3%, respectively, in fiscal 2017), pound sterling (29.0% and 27.6%, respectively, in fiscal 2019, 31.8% and 30.2%, respectively, in fiscal 2018 and 39.6% and 37.0%, respectively, in fiscal 2017), and, to a lesser extent, Australian dollars (9.4% and 9.5%, respectively, in fiscal 2019, 8.0% and 8.1%, respectively, in fiscal 2018 and 7.2% and 7.5%, respectively, in fiscal 2017), and South African rand (4.8% and 4.9%, respectively, in fiscal 2019, 5.6% and 5.8%, respectively, in fiscal 2018 and 6.8% and 7.0%, respectively, in fiscal 2017), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (43.8% in fiscal 2019, 43.6% in fiscal 2018 and 51.1% in fiscal 2017) and, to a lesser extent, in Philippine peso (10.9% in fiscal 2019, 9.5% in fiscal 2018 and 9.4% in fiscal 2017) and South African rand (9.0% in fiscal 2019, 10.2% in fiscal 2018 and 11.1% in fiscal 2017) . The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately ₹69.92 per $1.00 in fiscal 2019, which represented a depreciation of the Indian rupee of 8.5% as compared with the average exchange rate of ₹64.46 per $1.00 in fiscal 2018, which in turn represented an appreciation of the Indian rupee of 3.9% as compared with the average exchange rate of approximately ₹67.10 per $1.00 in fiscal 2017. The average pound sterling to US dollar exchange rate was approximately £0.76 per $1.00 in fiscal 2019, which represented a depreciation of the pound sterling of 0.9% as compared with the average exchange rate of approximately £0.75 per $1.00 in fiscal 2018, which in turn represented an appreciation of the pound sterling of 1.4% as compared with the average exchange rate of approximately £0.77 per $1.00 in fiscal 2017. The average Australian dollar to US dollar exchange rate was approximately A$1.37 per $1.00 in fiscal 2019, which represented a depreciation of the Australian dollar of 5.8% as compared with the average exchange rate of approximately A$1.29 per $1.00 in fiscal 2018, which in turn represented an appreciation of the Australian dollar of 2.8% as compared with the average exchange rate of approximately A$1.33 per $1.00 in fiscal 2017. The average South African rand to US dollar exchange rate was approximately R13.76 per $1.00 in fiscal 2019, which represented a depreciation of the South African rand of 6.0% as compared with the average exchange rate of approximately R12.98 per $1.00 in fiscal 2018, which in turn represented an appreciation of the South African rand of 7.8% as compared with the average exchange rate of approximately R14.07 per $1.00 in fiscal 2017.

The depreciation of the Indian rupee against the US dollar by 8.5% in fiscal 2019 as compared to the average exchange rate in fiscal 2018 had a positive impact on our expenses in fiscal 2019 while the appreciation of the Indian rupee against the US dollar by 3.9% in fiscal 2018 as compared to the average exchange rate in fiscal 2017 had a negative impact on our expenses in fiscal 2018. As a result, increases in our cost of revenue, and to a lesser extent, our general and administrative expenses were partially offset by the impact of the depreciation of Indian rupee in fiscal 2019 whereas the increase in these expenses, was partially due to the appreciation of Indian rupee in fiscal 2018. The depreciation of the South African rand in fiscal 2019 against the US dollar and the appreciation of the Australian dollar in fiscal 2018 against the US dollar positively impacted our results of operations in those years whereas the depreciation of the Australian dollar in fiscal 2019 and the appreciation of the South African rand in fiscal 2018 against the US dollar negatively impacted our results of operations in those years. The depreciation of the pound sterling in fiscal 2019 against the US dollar negatively impacted our results of operations in fiscal 2019 and the appreciation of the pound sterling in fiscal 2018 against the US dollar positively impacted our results of operations in that year. Such foreign exchange movement has significantly reduced our expenses in fiscal 2019. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

We have subsidiaries in several countries and hence, the functional currencies of these entities differ from our reporting currency, the US dollar. The financial statements of these entities are translated to the reporting currency as at the balance sheet date. Adjustments resulting from the translation of these financial statements from functional currency to reporting currency are accumulated and reported as other comprehensive income/(loss), which is a separate component of equity and such exchange differences are recognized in the consolidated statement of income in the period in which such subsidiaries are disposed. Foreign currency transaction gains and losses are recorded as other income or expense.

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

Income Taxes

We operate in multiple tax jurisdictions including Australia, China, Costa Rica, France, Germany, India, Ireland, Mauritius, the Netherlands, New Zealand, the Philippines, Poland, Romania, Singapore, South Africa, Spain, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US. As a result, our effective tax rate changes from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.

In fiscal 2019, our tax rate in India and the Philippines impacted our effective tax rate. In fiscal 2018 and 2017, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $15.7 million, $9.4 million and $5.2 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for fiscal 2019, 2018 and 2017, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

Further, in fiscal 2018 our effective tax rate was impacted by a one-time tax benefit of $1.7 million arising from a corporate legal restructuring and a net one-time tax benefit of $5.2 million resulting from the adjustments to the deferred tax balances due to a reduction in the US corporate tax rate and a transition tax charge on undistributed income of a foreign subsidiary (pursuant to the Tax Cuts and Jobs Act of 2017 (the “2017 US Tax Reforms”)), partially offset by higher taxable profits during the year.

We expect our tax rate in India and the Philippines to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme as discussed below. Sri Lanka has been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018, following which the income from export of service has been subject to tax at 14% on net basis, as more fully described below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently, and was in fiscal 2019, 34.95%, and in fiscal 2018 and fiscal 2017 was 34.61%.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. During fiscal 2012, we started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme. These operations are eligible for a 50.0% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, we commenced operations at our new delivery centers in Gurgaon and Pune in India which are registered under the SEZ scheme. These operations were eligible for a 100.0% income tax exemption until fiscal 2019, and are eligible for a 50.0% income tax exemption from fiscal 2020 to fiscal 2029. During fiscal 2018, we started operations in our new delivery centers in Gurgaon and Pune, India which are registered under the SEZ scheme that are eligible for a 100.0% income tax exemption until fiscal 2022, and a 50.0% income tax exemption from fiscal 2023 to fiscal 2032. During fiscal 2019, we started operations in new delivery centers in Noida and Pune, India registered under the SEZ scheme that are eligible for a 100.0% income tax exemption until fiscal 2023 and are eligible for a 50.0% income tax exemption from fiscal 2024 to 2033.

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

In addition to these tax holidays, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation and regulations. These benefits include rebates and waivers in relation to payment for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has issued guidelines on the GAAR which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect the GAAR to have a material adverse impact on our operations. The Government of India has passed the GST Act, which came into effect on July 1, 2017. The majority of the various existing indirect tax levies have since been subsumed by the goods and services tax payable under the GST Act. Based on the current GST law and the rules, we do not expect a significant impact on our operations. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

Philippines

From fiscal 2016 until fiscal 2019, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2023. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit.

Sri Lanka

Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and are taxed at 14% on net basis with effect from April 1, 2018.

Costa Rica

Our subsidiary in Costa Rica was eligible for a 100.0% income tax exemption from fiscal 2010 until fiscal 2017 and is eligible for 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this annual report which have been prepared in accordance with IFRS, as issued by the IASB. Note 2 to our consolidated financial statements included elsewhere in this annual report describes our significant accounting policies and is an essential part of our consolidated financial statements.

We believe the following to be critical accounting policies. By “critical accounting policies,” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Revenue Recognition

We derive revenue from providing BPM services, comprising back office administration, data management, client interaction services management, and auto claims handling services.

Revenue from rendering services is recognized on an accrual basis when the promised services are performed for an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Revenue earned from the end of last billing to the reporting date is recognized as unbilled revenue. Unbilled revenue for certain contracts is classified as contract assets, as the right to consideration is conditional on factors other than the passage of time. Revenue is net of value-added taxes and includes reimbursements of out-of-pocket expenses.

Back office administration, data management and client interaction services contracts are based on the following pricing models:

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

Revenues under time-and-material contracts and subscription arrangements are recognized as the related services are provided in accordance with the client contract. Revenues are recognized on cost-plus contracts on the basis of contractually agreed direct and indirect costs incurred on a client contract plus an agreed upon profit mark-up. Revenues are recognized on unit-price based contracts based on the number of specified units of work delivered to a client.

Revenue for performance obligations that are satisfied over time is recognized in accordance with the methods prescribed for measuring the progress. The input method (cost or efforts expended) has been used to measure progress towards completion as there is a direct relationship between inputs and productivity.

In respect of arrangements involving sub-contracting, in part or whole of the assigned work, we evaluate revenues to be recognized under criteria established by the IFRS 15, application guidance in paragraphs B34 to B38 “Principal versus agent considerations.”

Contracts with clients include variability in transaction price primarily due to service level agreements, gain share, minimum commitment and volume discounts. Revenues relating to such arrangements are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and classified as contract liabilities. These are recognized as revenue when all the recognition criteria have been met. The costs related to the performance of BPM services unrelated to transition services (discussed below) are fulfilment costs classified as contract assets and recognized in the consolidated statement of income when the conditions for revenue recognition have been met. Any upfront payment received towards future services is classified as a contract liability and is recognized in the consolidated statement of income over the period when such services are provided.

All incremental and direct costs incurred for acquiring contracts, such as certain sales commission, are classified as contract assets. Such costs are amortized over the expected life of the contract.

Other upfront fees paid to clients are classified as contract assets. Such costs are amortized over the life of the contract and recorded as an adjustment to the transaction price and reduced from revenue.

For certain BPM clients, we perform transition activities at the outset of entering into a new contract. We have determined these transition activities do not meet the criteria of IFRS 15 to be accounted for as a separate performance obligation and has deferred revenue attributable to these activities. Accordingly, transition revenues are classified as contract liabilities and are subsequently recognized ratably over the period in which the BPM services are performed. Costs related to such transition services are fulfillment costs which are directly related to the contract and result in generation or enhancement of resources and are expected to be recoverable under the contract and thereby classified as contract assets and are recognized ratably over the estimated life of the contract. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period they are incurred.

All contracts entered into by us specify the payment terms. Usual payment terms range between 30 to 60 days.

Auto claims handling services include claims handling and administration, car hire and accident management services. With respect to claims handling and administration, we receive either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and revenue for fixed fee is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the client. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

In order to provide accident management services, we arrange for the repair through a network of repair centers. The repair costs are invoiced to clients. In determining whether the receipt from the clients related to payments to repair centers should be recognized as revenue, we consider the criteria established by the IFRS 15 application guidance in paragraphs B34 to B38 “Principal versus agent considerations.” When we determine that we are the principal in providing accident management services, amounts received from clients are recognized and presented as third-party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether we are the principal in the transaction include whether:

a)    we have the primary responsibility for providing the services,

b)    we negotiate labor rates with repair centers, and

c)    we are responsible for timely and satisfactory completion of repairs.

If there are circumstances where the above criteria are not met and therefore we are not the principal in providing accident management services, amounts received from clients are recognized and presented net of payments to repair centers in the consolidated statement of income. Revenue from accident management services is recorded net of the repairer referral fees passed on to clients.

Revenue from legal services in the Auto Claims BPM segment is recognized on the admission of liability by the third party to the extent of fixed fees earned at each stage and any further income on the successful settlement of the claim.

Incremental and direct costs incurred to contract with a claimant are classified as contract assets and amortized over the expected period of benefit, not exceeding 15 months. All other costs to us are expensed as incurred.

Share-based Compensation

We provide share-based awards such as share options and RSUs to our employees, directors and executive officers through various equity compensation plans. We account for share-based compensation expense relating to share-based payments using a fair-value method in accordance with IFRS 2 “Share-based Payments” (“IFRS 2”) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

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

IFRS 2 requires the use of a valuation model to calculate the fair value of share-based awards. Based on our judgment, we have elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant. Further, each of the 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allows for the grant of RSUs based on the market price of our shares achieving a specified target over a period of time. The fair value of market-based share awards is determined using Monte-Carlo simulation. In fiscal 2017, certain RSUs based on the market price of our shares were modified to vest on a longer timeframe. The additional cost as a result of such modification in respect of modified share awards amounted to $1.2 million. The additional cost is amortized over the period from the modification date until the vesting date of the modified award, which differs from the vesting date of the original award.

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

Our South African subsidiary has issued share appreciation rights to certain employees to be settled with our shares. As part of the settlement, we granted certain RSUs during fiscal 2019 and fiscal 2018, which are scheduled to vest on the third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with us through the applicable vesting date.The grant date fair value of these RSUs was estimated using a binomial lattice model.

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

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred at the date of acquisition. The cost of the acquisition also includes the fair value of any contingent consideration. As a part of acquisition accounting, we allocate the purchase price of acquired companies to the identified tangible and intangible assets based on the estimated fair values on the date of the acquisition. The purchase price allocation process requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, income taxes, contingent consideration and estimated restructuring liabilities. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to the appropriate method of valuation, future cash flow projections, weighted average cost of capital, discount rates, risk-free rates, market rate of return and risk premiums.

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

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to us and the cost can be reliably measured. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition determined using generally accepted valuation methods appropriate for the type of intangible asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite lives are amortized over the estimated useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and consumed. These estimates are reviewed at least at each fiscal year end. Intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually and written down to the fair value as required. See also the discussion on impairment testing under “— Impairment of Goodwill and Intangible Assets” below.

Software Development Costs

Costs incurred for developing software or enhancements to the existing software products to be sold and/or used for internal use are capitalized once the research phase is complete, technological feasibility and commercial feasibility have been established, future economic benefits are probable, we have an intention and ability to complete and use or sell the software and the costs can be measured reliably. Technological feasibility is established upon completion of a detailed design program or, in its absence, completion of a working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. Costs that qualify as software development costs include external direct costs of materials and services utilized in developing or obtaining software and compensation and related benefits for employees who are directly associated with the software project. The capitalized costs are amortized on a straight-line basis over the estimated useful life. Costs associated with research phase activities, training, maintenance and all post-implementation stage activities are expensed as incurred.

Impairment of Goodwill and Intangible Assets

Goodwill is not subject to amortization and is instead tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the cash generating unit level, which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Intangible assets except goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. In arriving at our forecasts, we consider past experience, economic trends including underlying current dynamics of the business and inflation as well as industry and market trends. The projections also take into account factors such as the expected impact from new client contracts and expansion of business from existing clients, efficiency initiatives, and the maturity of the markets in which each business operates. To determine the fair value less costs of disposal the management uses Level 3 inputs under the “Income Approach — Discounted Cash Flow Analysis” method. See note 10 to our consolidated financial statements included elsewhere in this annual report. The actual results of recoverable amount may vary, and may cause significant adjustments to our assets within the next fiscal year. The calculation of impairment loss involves significant estimates and assumptions which include revenue and earnings multiples, inputs used by market participants, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, and future economic and market conditions.

In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

We cannot predict the occurrence of future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the environment on our client base, and material negative changes in relationships with significant clients.

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

Deferred income tax assets in respect of carry forward of unused tax credits and unused tax losses are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

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

Uncertainties in income taxes are not addressed specifically in IAS12 “Income Taxes” and hence the general measurement principles in IAS12 are applied in measuring the uncertain tax positions. Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by the taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. We also include interest related to such uncertain tax positions within our provision for income tax expense.

Evaluation of tax positions and recognition of provisions, as discussed above, involves interpretation of tax laws, estimates of probabilities of tax positions being sustained and the amounts of payments to be made under various scenarios. Although we believe we are adequately reserved for our unresolved disputes with the taxation authorities, no assurance can be given with respect to the final outcome on these matters. To the extent that the final outcome on these matters is different to the amounts recorded, such differences will impact our provision for income taxes in the period in which such a determination is made.

Derivative Financial Instruments and Hedge Accounting

We are exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations, forecasted cash flows denominated in foreign currency and fluctuation in interest rates. We limit the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. We enter into derivative financial instruments where the counterparty is a bank. We use derivative financial instruments such as foreign exchange forward and option contracts, currency swaps and interest rate swaps to hedge certain foreign currency and interest rate exposures. Forward and option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted transactions denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered into to manage interest rate risk associated with floating rate borrowings. Our primary exchange rate exposures are with the US dollar or the pound sterling against the Indian rupee.

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

For derivative instruments where hedge accounting is applied, we record the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income/(loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (that is, the ineffective portion), or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges are recorded as gains/losses, net in the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in the cash flow hedging reserve (in other comprehensive income/(loss)) until the period the hedge was effective remains in the cash flow hedging reserve until the forecasted transaction occurs. Cash flow hedge on interest rate swaps is recorded under finance expense, net. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

When it is highly probable that a forecasted transaction will not occur, we discontinue the hedge accounting and recognize immediately, in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

Gains/losses on cash flow hedges on forecasted revenue transactions are recorded in foreign exchange gains/losses form part of revenue. Changes in fair value of foreign currency derivative instruments not designated as cash flow hedges are recognized in the consolidated statement of income and reported within foreign exchange gains, net within results from operating activities.

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

Other Estimates

Allowance for Expected Credit Losses

We apply the forward-looking expected credit loss (“ECL”) model for recognizing impairment loss on financial assets that are measured at amortized cost or at fair value through other comprehensive income. We apply the simplified approach for determining the lifetime ECL allowance using our historical credit loss experience adjusted for factors that are specific to the debtor. For all other financial assets, we recognize lifetime ECL when there has been a significant increase in credit risk since initial recognition.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue			Revenue less repair payments (non-GAAP)
	Year ended March 31,			Year ended March 31,
	2019	2018	2017	2019	2018	2017
Cost of revenue	64.0%	66.4%	66.9%	63.4%	65.6%	65.6%
Gross profit	36.0%	33.6%	33.1%	36.6%	34.4%	34.4%
Operating expenses:
Selling and marketing expenses	5.5%	5.5%	5.4%	5.6%	5.6%	5.6%
General and administrative expenses	14.2%	15.5%	15.2%	14.5%	15.9%	15.9%
Foreign exchange gains, net	(0.6)%	(2.0)%	(2.4)%	(0.6)%	(2.0)%	(2.5)%
Impairment of goodwill	—	—	3.6%	—	—	3.7%
Amortization of intangible assets	2.0%	2.0%	3.4%	2.0%	2.1%	3.6%
Operating profit	14.8%	12.5%	7.8%	15.1%	12.8%	8.2%
Other income, net	(1.8)%	(1.5)%	(1.4)%	(1.8)%	(1.5)%	(1.5)%
Finance expense	0.4%	0.6%	0.1%	0.4%	0.6%	0.1%
Income tax expense	3.2%	2.0%	2.9%	3.2%	2.1%	3.0%
Profit after tax	13.0%	11.4%	6.3%	13.3%	11.7%	6.5%

The following table reconciles revenue to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2019	2018	2017	2019	2018	2017
	(US dollars in millions)
Revenue	$809.1	$758.0	$602.5	100.0%	100.0%	100.0%
Less: Payments to repair centers	15.2	17.0	24.1	1.9%	2.2%	4.0%
Revenue less repair payments (non-GAAP)	$794.0	$741.0	$578.4	98.1%	97.8%	96.0%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2019	2018	2017
	(US dollars in millions)
Revenue(1)	$809.1	$758.0	$602.5
Cost of revenue(2)	518.2	503.1	403.3

Gross profit	290.9	254.8	199.2
Operating expenses:
Selling and marketing expenses(3)	44.6	41.8	32.6
General and administrative expenses(4)	115.3	117.6	91.7
Foreign exchange loss / (gains), net(1)	(4.5)	(15.0)	(14.5)
Impairment of goodwill	—	—	21.7
Amortization of intangible assets	15.8	15.5	20.5

Operating profit	119.8	94.9	47.2
Other income, net	(14.6)	(11.2)	(8.7)
Finance expense	3.2	4.3	0.5

Profit before income taxes	131.2	101.9	55.3
Income tax expense	25.7	15.4	17.5

Profit after tax	$105.4	$86.4	$37.8

Notes:

(1)

On adoption of IFRS 9 with effect from April 1, 2018, cash flow hedging gains and losses, which were previously reported in foreign exchange gains or losses, net, are now reported in revenue. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 39 –“Financial Instruments: Recognition and Measurement”.

(2)	Includes share-based compensation expense of $4.3 million for fiscal 2019, $3.8 million for fiscal 2018 and $2.8 million for fiscal 2017.
(3)	Includes share-based compensation expense of $4.0 million for fiscal 2019, $2.6 million for fiscal 2018 and $1.7 million for fiscal 2017.
(4)	Includes share-based compensation expense of $22.0 million for fiscal 2019, $24.2 million for fiscal 2018 and $18.5 million for fiscal 2017.

Fiscal 2019 Compared to Fiscal 2018

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Year ended March 31,
	2019	2018	Change	% Change
	(US dollars in millions)
Revenue	$809.1	$758.0	$51.2	6.8%

The increase in revenue of $51.2 million was primarily attributable to (i) an increase in revenue from existing clients of $43.1 million, and (ii) revenue from new clients of $17.3 million, partially offset by a decrease in hedging gain on our revenue by $9.1 million to $0.1 million in fiscal 2019 (on adoption of IFRS 9) from $9.2 million in fiscal 2018. The increase in revenue was primarily due to higher volumes in our insurance, shipping and logistics, healthcare, diversified businesses, consulting and professional services and banking and financial services verticals. The increase in revenue was partially offset by lower volumes in our utilities and travel verticals. The increase was also partially offset by a depreciation of the pound sterling, AUD and South African rand against the US dollar by an average of 0.9%, 5.8% and 6.0%, respectively, as compared to the respective average exchange rates in fiscal 2018.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Year ended March 31,
	2019	2018	2019	2018
	(US dollars in millions)
North America (primarily the US)	$335.9	$308.4	41.5%	40.7%
UK	254.0	258.9	31.4%	34.2%
Australia	77.2	66.6	9.5%	8.8%
Europe (excluding the UK)	56.4	47.2	7.0%	6.2%
South Africa	38.9	42.8	4.8%	5.7%
Rest of world	46.8	34.0	5.8%	4.5%

Total	$809.1	$758.0	100.0%	100.0%

The increase in revenue in the North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, diversified businesses, insurance, shipping and logistics, consulting and professional services, and banking and financial services verticals, partially offset by lower volumes in our travel, and utilities verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, healthcare, and insurance verticals, partially offset by lower volumes in our travel, and banking and financial services verticals. The increase in revenue from the Australia region was primarily attributable to higher volumes in our insurance, and diversified businesses verticals, partially offset by a lower volume in our travel vertical and a depreciation of the Australian dollar against the US dollar by an average of 5.8%, as compared to the average exchange rate in fiscal 2018. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel, banking and financial services, diversified businesses verticals, utilities, and shipping and logistics verticals, partially offset by lower volumes in our insurance, and healthcare verticals and a depreciation of the pound sterling against the US dollar by an average of 0.9%, as compared to the average exchange rate in fiscal 2018. The decrease in revenue from the UK region was primarily attributable to lower volumes in our utilities, travel, and shipping and logistics verticals, partially offset by higher volumes in our insurance, diversified businesses, consulting and professional services, and healthcare verticals. The decrease in revenue from the South Africa region was primarily attributable to lower volumes in our diversified businesses, and consulting and professional services verticals and a depreciation of the South African rand against the US dollar by an average of 6.0%, as compared to the average exchange rate in fiscal 2018, partially offset by higher volumes in our banking and financial services, and utilities verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2019	2018	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$794.0	$741.0	$53.0	7.1%

The increase in revenue less repair payments (non-GAAP) of $53.0 million was primarily attributable to (i) an increase in revenue less repair payments (non-GAAP) from existing clients of $45.5 million, (ii) revenue less repair payments (non-GAAP) from new clients of $16.6 million, and (iii) a decrease in hedging gain on our revenue less repair payments (non-GAAP) by $9.1 million to $0.1 million in fiscal 2019 from $9.2 million in fiscal 2018. The increase in revenue was primarily due to higher volumes in our insurance, shipping and logistics, healthcare, diversified businesses, consulting and professional services, and banking and financial services verticals. The increase in revenue was partially offset by lower volumes in our utilities, and travel verticals. The increase was also partially offset by a depreciation of the pound sterling, AUD and South African rand against the US dollar by an average of 0.9%, 5.8% and 6.0%, respectively, as compared to the respective average exchange rates in fiscal 2018.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2019	2018	2019	2018
	(US dollars in millions)
North America (primarily the US)	$335.9	$308.4	42.3%	41.6%
UK	238.8	241.9	30.1%	32.6%
Australia	77.2	66.6	9.7%	9.0%
Europe (excluding the UK)	56.4	47.2	7.1%	6.4%
South Africa	38.9	42.8	4.9%	5.8%
Rest of world	46.8	34.0	5.9%	4.6%

Total	$794.0	$741.0	100%	100%

The increase in revenue less repair payments (non-GAAP) from the North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, diversified businesses, insurance, shipping and logistics, consulting and professional services, and banking and financial services verticals, partially offset by lower volumes in our travel, and utilities verticals. The increase in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, healthcare, and insurance verticals, partially offset by lower volumes in our travel, and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher volumes in our insurance, and diversified businesses verticals, partially offset by a lower volume in our travel vertical and a depreciation of the Australian dollar against the US dollar by an average of 5.8%, as compared to the average exchange rate in fiscal 2018. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel, banking and financial services, diversified businesses, utilities, and shipping and logistics verticals, partially offset by lower volumes in our insurance, and healthcare verticals and a depreciation of the pound sterling against the US dollar by an average of 0.9%, as compared to the average exchange rate in fiscal 2018. The decrease in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to lower volumes in our utilities, travel, and shipping and logistics verticals; partially offset by higher volumes in our insurance, diversified businesses, consulting and professional services, and healthcare verticals. The decrease in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to lower volumes in our diversified businesses, and consulting and professional services verticals and a depreciation of the South African rand against the US dollar by an average of 6.0%, as compared to the average exchange rate in fiscal 2018, partially offset by higher volumes in our banking and financial services, and utilities verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Employee costs	$346.9	$329.3	$17.6
Facilities costs	87.8	86.1	1.7
Depreciation	19.9	19.5	0.4
Repair payments	15.2	17.0	(1.8)
Travel costs	11.8	12.9	(1.1)
Legal and professional costs	10.3	11.9	(1.7)
Other costs	26.4	26.4	0.0

Total cost of revenue	$518.2	$503.1	$15.1

As a percentage of revenue	64.0%	66.4%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount, wage inflation and an increase in share-based compensation expense; higher facilities costs on account of the expansion of existing facilities and the addition of new facilities in the Philippines, Spain, and India; and higher depreciation costs. These increases were partially offset by lower repair payments; lower legal and professional costs; and lower travel costs. Further, the depreciation of the Indian rupee, South African rand and the Philippine peso against the US dollar by an average of 8.5%, 6.0% and 4.2%, respectively, in fiscal 2019, as compared to the average exchange rates in fiscal 2018. Our cost of revenue increased notwithstanding that such foreign exchange impact reduced our cost of revenue by approximately $22.2 million in fiscal 2019.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Gross profit	$290.9	$254.8	$36.1
As a percentage of revenue	36.0%	33.6%
As a percentage of revenue less repair payments (non-GAAP)	36.6%	34.4%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) increased primarily due to higher revenues, and lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) as discussed above, partially offset by a decrease in hedging gain on our revenue and revenue less repair payments (non-GAAP) by $9.1 million to $0.1 million in fiscal 2019 from $9.2 million in fiscal 2018. Cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) was lower due to the depreciation of the Indian rupee, South African rand and Philippine peso against the US dollar by an average of 8.5%, 6.0% and 4.2%, respectively, in fiscal 2019, as compared to the average exchange rates for fiscal 2018, which resulted in a decrease of approximately $22.2 million in the cost of revenue in fiscal 2019.

During fiscal 2019, our built up seats increased by 7.8% from 30,390 as at the end of fiscal 2018 to 32,764 as at the end of fiscal 2019 as we added new facilities in the Philippines, Spain, and Vizag, India. We also expanded our facilities in Bangalore, Gurgaon, Nashik and Pune, India. Our total headcount increased by 9.2% from 36,540 to 39,898 during the same period. The increase in builtup seats was greater than the increase in headcount, resulting in a decrease in our seat utilization rate from 1.22 in fiscal 2018 to 1.21 in fiscal 2019. This 0.01 decrease in our seat utilization rate decreased our gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) by approximately 0.1%.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Employee costs	$34.1	$31.4	$2.7
Other costs	10.5	10.4	0.1

Total selling and marketing expenses	$44.6	$41.8	$2.8

As a percentage of revenue	5.5%	5.5%
As a percentage of revenue less repair payments (non-GAAP)	5.6%	5.6%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of wage inflation, and higher share-based compensation, higher travel costs and higher marketing costs. Further, the depreciation of the Indian rupee, Australian dollar and the pound sterling against the US dollar by an average of 8.5%, 5.8% and 0.9%, respectively, in fiscal 2019, as compared to the average exchange rate for fiscal 2018, resulted in a decrease of approximately $0.6 million of selling and marketing expenses.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Employee costs	$87.2	$90.3	$(3.1)
Other costs	28.1	27.3	0.8

Total general and administrative expenses	$115.3	$117.6	$(2.4)

As a percentage of revenue	14.2%	15.5%
As a percentage of revenue less repair payments (non-GAAP)	14.5%	15.9%

The decrease in general and administrative expenses was primarily due to a decrease in employee costs as a result of lower salaries primarily on account of lower share-based compensation expenses; and lower legal and professional costs and lower travel costs. The depreciation of the Indian rupee, South African rand and Philippine peso against the US dollar by an average of 8.5%, 6.0% and 4.2%, respectively, for fiscal 2019, as compared to the respective average exchange rates for fiscal 2018, resulted in a decrease of approximately $4.3 million in general and administrative expenses. This decrease in general and administrative expenses was partially offset by higher miscellaneous costs.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Foreign exchange gains, net	$(4.5)	$(15.0)	$10.5

The foreign exchange gains were lower primarily due to a higher loss of $22.7 million from our US dollar denominated hedges as a result of a depreciation of the pound sterling against the US dollar and our rupee denominated hedges as a result of a depreciation of the Indian rupee against the US dollar, partially offset by a higher foreign currency revaluation gain of $12.2 million arising from a gain of $8.1 million for fiscal 2019 as against a loss of $4.1 million for fiscal 2018.

Further, foreign exchange gains of $4.5 million for fiscal 2019 is lower by $2.2 million due to the adoption of IFRS 9.

Impairment of Goodwill

There is no impairment charge recognized in fiscal 2019 and 2018.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Amortization of intangible assets	$15.8	$15.5	$0.3

The increase in amortization of intangible assets was primarily attributable to higher amortization on software costs.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Operating profit	$119.8	$94.9	$24.9
As a percentage of revenue	14.8%	12.5%
As a percentage of revenue less repair payments (non-GAAP)	15.1%	12.8%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) is higher due to higher revenue, lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP), lower general and administrative expenses as a percentage of revenue and revenue less repair payments (non-GAAP), and lower amortization expenses as a percentage of revenue and revenue less repair payments (non-GAAP), partially offset by lower foreign exchange gains.

Other Income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Other income, net	$(14.6)	$(11.2)	$(3.4)

Other income is higher in fiscal 2019 as compared with fiscal 2018 due to higher yield on account of moving our liquid mutual fund investments from a dividend scheme to a growth scheme and higher yield on our cash and cash equivalents and investments.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Finance expense	$3.2	$4.3	$(1.1)

Finance expense decreased primarily on account of principal repayment of loans resulting in lower interest on the amounts outstanding on long term loans obtained to fund our acquisition of Denali and HealthHelp.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Income tax expense	$25.7	$15.4	$10.3

The increase in income tax expense was primarily due to (i) higher taxable profits in fiscal 2019, (ii) a lower non-recurring tax benefit of $0.4 million for fiscal 2019 as against the provisional amount of $5.2 million recorded for fiscal 2018 arising from the 2017 US Tax Reforms which reduced the US corporate tax rate on the deferred tax balances, and (iii) a non-recurring tax benefit of $1.7 million resulting from a corporate restructuring for fiscal 2018. This increase was partially offset by a one-time tax credit of $0.9 million on account of recognition of deferred tax assets on past tax losses for fiscal 2019.

The 2017 US Tax Reforms were enacted on December 22, 2017 with an effective date of January 1, 2018. The reduction in the corporate tax rate from 35% to 21% has an impact on the various current and deferred tax items recorded by our subsidiaries. We had recorded a provisional amount of $5.2 million for the effects of the change in law in our financial results for fiscal 2018, with the amount to be updated during the measurement period as additional information is obtained, prepared and analyzed. During fiscal 2019, we analyzed the impacts of the effects of the change in law on our financial results and recorded a final one-time tax benefit of $0.4 million, primarily resulting from the adjustments to our deferred tax balances arising from business combinations, share-based compensation, losses and accruals and transition tax, thereby reducing our effective tax rate by 0.3% for fiscal 2019.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Year ended March 31,
	2019	2018	Change
	(US dollars in millions)
Profit after tax	$105.4	$86.4	$19.0
As a percentage of revenue	13.0%	11.4%
As a percentage of revenue less repair payments (non-GAAP)	13.3%	11.7%

The increase in profit after tax was primarily on account of higher operating profit, higher other income and a decrease in finance expenses, partially offset by an increase in income tax expense, as explained above.

Fiscal 2018 Compared to Fiscal 2017

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

The increase in revenue in North America (primarily the US) region was primarily attributable to higher volumes in our healthcare (including due to HealthHelp which we acquired in March 2017), diversified businesses (including due to Denali which we acquired in January 2017), insurance, travel, banking and financial services, utilities, shipping and logistics, and consulting and professional services verticals. The increase in revenue from the Australia region was primarily attributable to higher volumes in our insurance, and travel verticals, and an appreciation of the Australian dollar against the US dollar by an average of 2.8%, as compared to the average exchange rates in fiscal 2017, partially offset by a lower volume in our utilities vertical. The increase in revenue from the UK region was primarily attributable to higher volumes in our utilities, healthcare, travel, banking and financial services and diversified businesses verticals, and an appreciation of the pound sterling against the US dollar by an average of 1.4%, as compared to the average exchange rates in fiscal 2017, partially offset by lower volumes in our insurance, and consulting and professional services verticals. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our healthcare, travel, diversified businesses, and banking and financial services verticals, partially offset by a lower volume in our insurance vertical. The increase in revenue from the South Africa region was primarily attributable to higher volumes in our diversified businesses, and shipping and logistics verticals, and an appreciation of the South African rand against the US dollar by an average of 7.8%, as compared to the average exchange rates in fiscal 2017, partially offset by lower volumes in our utilities, consulting and professional services and banking and financial services verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and travel verticals, partially offset by a lower volume in our diversified businesses vertical.

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

The increase in revenue less repair payments (non-GAAP) from North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, diversified businesses, insurance, travel, banking and financial services, utilities, shipping and logistics, and consulting and professional services verticals. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher volumes in our insurance, and travel verticals and an appreciation of the Australian dollar against the US dollar by an average of 2.8%, as compared to the average exchange rates in fiscal 2017, partially offset by a lower volume in our utilities vertical. The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher volumes in our utilities, healthcare, travel, banking and financial services and diversified businesses verticals and an appreciation of the pound sterling against the US dollar by an average of 1.4% as compared to the average exchange rate in fiscal 2017, partially offset by a lower volume in our consulting and professional services vertical. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher volumes in our healthcare, travel, diversified businesses verticals, and banking and financial services verticals, partially offset by a lower volume in our insurance vertical. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to higher volumes in our diversified businesses and shipping and logistics verticals, and an appreciation of the South African rand against the US dollar by an average of 7.8% as compared to the average exchange rates in fiscal 2017, partially offset by lower volumes in our utilities, consulting and professional services and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and travel verticals, partially offset by a lower volume in our diversified businesses vertical.

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

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount (including headcount of businesses acquired during the fourth quarter of fiscal 2017), wage inflation and an increase in share-based compensation expense; higher facilities costs on account of the expansion of existing facilities, addition of new facilities in the Philippines, India, China and Romania and the addition of new facilities of acquired businesses; higher legal and professional costs; higher depreciation costs; and higher travel costs. Further, the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, in fiscal 2018, as compared to the average exchange rate in fiscal 2017, resulted in an increase of approximately $12.1 million in the cost of revenue. These increases were partially offset by lower repair payments, on account of an overall decrease in revenue from the auto claims segment. Further, the depreciation of the Philippine peso against the US dollar by an average of 5.4% in fiscal 2018, as compared to the average exchange rate in fiscal 2017, resulted in a decrease of approximately $2.1 million in the cost of revenue.

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

During fiscal 2018, our built up seats increased by 8.5% from 28,008 as at the end of fiscal 2017 to 30,390 as at the end of fiscal 2018 as we added new facilities in the Philippines; Romania; Pune, India and Shanghai, China. We also expanded our facilities in Nashik and Pune, India and Guangzhou, China. Our total headcount increased by 5.8% from 34,547 to 36,540 during the same period. The increase in builtup seats was greater than the increase in headcount, resulting in a decrease in our seat utilization rate from 1.23 in fiscal 2017 to 1.22 in fiscal 2018. This 0.01 decrease in our seat utilization rate decreased our gross profit as a percentage of revenue by approximately 0.1% and decreased our gross profit as a percentage of revenue less repair payments (non-GAAP) by approximately 0.2%.

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

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of an increase in sales headcount, wage inflation, and higher share-based compensation expense; higher travel costs; higher miscellaneous cost and higher marketing costs. Further, the appreciation of the pound sterling and Indian rupee against the US dollar by an average of 1.4% and 3.9% respectively, in fiscal 2018, as compared to the average exchange rate for fiscal 2017, resulted in an increase of approximately $0.3 million of selling and marketing expenses. Our selling and marketing expenses also increased as a result of our acquisitions during the fourth quarter of fiscal 2017.

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

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount, wage inflation and higher share-based compensation, and an increase in other cost as a result of higher travel costs, higher miscellaneous cost and higher legal and professional cost. Further, the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, for fiscal 2018, as compared to the respective average exchange rates for fiscal 2017, resulted in an increase of approximately $2.2 million in general and administrative expenses. Our general and administrative expenses also increased as a result of acquisitions during the fourth quarter of fiscal 2017.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Foreign exchange gains, net	$(15.0)	$(14.5)	$(0.5)

The foreign exchange gains were higher primarily due to higher gains of $8.5 million from our US dollar denominated hedges as a result of an appreciation of the pound sterling against the US dollar and our rupee denominated hedges as a result of an appreciation of the pound sterling against the Indian rupee, partially offset by a higher foreign currency revaluation loss of $8.0 million arising from a loss of $4.1 million for fiscal 2018 as against a gain of $3.9 million for fiscal 2017.

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

Other income, net is higher in fiscal 2018 as compared with fiscal 2017 due to higher cash and cash equivalents and investments, partially offset by lower interest yield.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Finance expense	$4.3	$0.5	$3.7

Finance expense increased primarily on account of interest on long term loans obtained during the fourth quarter of fiscal 2017 to fund our acquisition of Denali and HealthHelp.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Income tax expense	$15.4	$17.5	$(2.1)

The decrease in income tax expense was primarily on account of a non-recurring tax benefit of $1.7 million arising from a corporate restructuring and a net non-recurring tax benefit of $5.2 million resulting from the adjustments to the deferred tax balances due to a reduction in US corporate tax rate and transition tax charge on undistributed income of a foreign subsidiary (pursuant to the 2017 US Tax Reforms), partially offset by higher taxable profits during the year.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Year ended March 31,
	2018	2017	Change
	(US dollars in millions)
Profit after tax	$86.4	$37.8	$48.7
As a percentage of revenue	11.4%	6.3%
As a percentage of revenue less repair payments (non-GAAP)	11.7%	6.5%

The increase in profit after tax was primarily on account of higher operating profit, higher other income and a decrease in income tax expense partially offset by an increase in finance expense, as explained above.

Results by Reportable Segment

For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See note 28 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in IFRS 8 “Operating Segments” (“IFRS 8”). We have separately reported our Auto Claims BPM segment, as it does not meet the aggregation criteria under IFRS 8. Accordingly, pursuant to IFRS 8, we have two reportable segments: WNS Global BPM and WNS Auto Claims BPM.

WNS Global BPM is delivered out of our delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US. This segment includes all of our business activities with the exception of WNS Auto Claims BPM. WNS Auto Claims BPM is our automobile claims management business which is primarily based in the UK and is part of our insurance business unit. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Process Management Service Offerings.” We report WNS Auto Claims BPM as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to third party automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPM segment.

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

We may in the future change our reportable segments based on how our business evolves.

The following table shows revenue and revenue less repair payments (non-GAAP) for our two reportable segments for the periods indicated:

	Year ended March 31,
	2019		2018		2017
	WNS Global BPM	WNS Auto claims BPM	WNS Global BPM	WNS Auto claims BPM	WNS Global BPM	WNS Auto claims BPM
Segment revenue(1)	$774.3	$34.9	$722.6	$35.4	$558.0	$44.6
Less: Payments to repair centers	—	15.2	—	17.0	—	24.1

Revenue less repair payments (non-GAAP) (1)	774.3	19.7	722.6	18.4	558.0	20.5
Cost of revenue (excluding payments to repair centers) (2)	483.5	15.3	468.0	14.4	361.0	15.6
Impairment of Goodwill	—	—	—	—	—	21.7
Other costs(3)	124.9	4.4	113.6	4.1	84.7	4.9

Segment operating profit / (loss)	165.9	(0.0)	141.1	(0.1)	112.3	(21.6)
Other income, net	(12.6)	(2.0)	(9.8)	(1.5)	(7.8)	(0.9)
Finance expense	3.2	0.0	4.1	0.2	0.5	—

Segment profit before income taxes	175.3	2.0	146.8	1.2	119.5	(20.7)
Income tax expense	25.5	0.2	15.3	0.1	17.4	0.1

Segment profit / (loss)	$149.8	$1.8	$131.5	$1.1	$102.1	$(20.8)

Notes:

(1)	Segment revenue and revenue less repair payments (non-GAAP) include inter-segment revenue of $0.1 million for each of fiscal 2019, 2018 and 2017.
(2)

Cost of revenue includes inter-segment expenses of $0.1 million for each of fiscal 2019, 2018 and 2017, and excludes share-based compensation expense of $4.3 million for fiscal 2019, $3.8 million for fiscal 2018 and $2.8 million for fiscal 2017, which are not allocable between our segments.

(3)

Other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain/loss. Excludes share-based compensation expense of $26.0 million for fiscal 2019, $26.8 million for fiscal 2018 and $20.3 million for fiscal 2017, which are not allocable between our segments.

WNS Global BPM accounted for 95.7% of our revenue and 97.5% of our revenue less repair payments (non-GAAP) in fiscal 2019 as compared to 95.3% of our revenue and 97.5% of our revenue less repair payments (non-GAAP) in fiscal 2018 and 92.6% of our revenue and 96.4% of our revenue less repair payments (non-GAAP) in fiscal 2017.

WNS Global BPM

Segment Revenue

Fiscal 2019 Compared to Fiscal 2018

Revenue in the WNS Global BPM segment increased by 7.2% to $774.3 million in fiscal 2019 from $722.6 million in fiscal 2018. This increase was primarily attributable to the increase in the volume of transactions executed for existing and new clients, with $45.0 million being attributable to existing clients and $15.8 million being attributable to new clients. This increase was partially offset by decrease in hedging gain on our revenue by $9.1 million to $0.1 million in fiscal 2019 from $9.2 million in fiscal 2018. The increase was also partially offset by a depreciation of the pound sterling, AUD and South African rand against the US dollar by an average of 0.9%, 5.8% and 6.0%, respectively, as compared to the respective average exchange rates in fiscal 2018.

Fiscal 2018 Compared to Fiscal 2017

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

Segment Operating Profit

Fiscal 2019 Compared to Fiscal 2018

Segment operating profit in the WNS Global BPM segment increased by 17.6% to $165.9 million in fiscal 2019 from $141.0 million in fiscal 2018. The increase was primarily attributable to higher segment revenue and lower general and administrative expenses, partially offset by lower foreign exchange gains, higher cost of revenue, and higher selling and marketing expenses.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $15.6 million to $483.5 million in fiscal 2019 from $468.0 million in fiscal 2018, primarily on account of (i) an increase in employee costs by $16.6 million on account of higher headcount and (ii) an increase in depreciation cost by $0.5 million, partially offset by a decrease in travel costs by $1.1 million. Our cost of revenue increased notwithstanding that the depreciation of the Indian rupee, South African rand and Philippine peso against the US dollar by an average of 8.5%, 6.0% and 4.2%, respectively, in fiscal 2019, as compared to the respective average exchange rates in fiscal 2018, reduced our cost of revenue by approximately $22.2 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $11.3 million to $124.9 million in fiscal 2019 from $113.6 million in fiscal 2018, primarily on account of (i) a decrease in foreign exchange gain by $10.2 million, and (ii) an increase in selling and marketing expenses by $1.5 million, partially offset by a decrease in general and administrative expenses by $0.4 million.

The foreign exchange gains were lower primarily due to higher loss of $22.7 million from our US dollar denominated hedges as a result of a depreciation of the pound sterling against the US dollar and our rupee denominated hedges as a result of a depreciation of the Indian rupee against the US dollar, partially offset by a higher foreign currency revaluation gain of $12.2 million arising from a gain of $8.1 million for fiscal 2019 as against a loss of $4.1 million for fiscal 2018.

Selling and marketing expenses increased by $1.5 million to $40.2 million in fiscal 2019 from $38.7 million in fiscal 2018, primarily due to an increase in employee costs and higher travel costs, partially offset by lower legal and professional costs. Further, the depreciation of the pound sterling, Australian dollar and Indian rupee against the US dollar by an average of 0.9%, 5.8% and 8.5% respectively, in fiscal 2019, as compared to the average exchange rates for fiscal 2018, resulted in a decrease in selling and marketing expenses.

General and administrative expenses decreased by $0.4 million to $89.2 million in fiscal 2019 from $89.6 million in fiscal 2018, primarily due to a decrease in employee costs, lower legal and professional expenses, higher other costs, and lower travel costs. Further, the depreciation of the Indian rupee, South African rand and Philippine peso against the US dollar by an average of 8.5%, 6.0% and 4.2%, respectively, for fiscal 2019, as compared to the respective average exchange rates for fiscal 2018, resulted in a decrease in general and administrative expenses.

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

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $106.9 million to $468.0 million in fiscal 2018 from $361.0 million in fiscal 2017, primarily on account of (i) an increase in employee costs by $78.4 million on account of higher headcount, (ii) an increase in facilities costs by $23.9 million due to an expansion of our existing facility in Pune, India, and the addition of new facilities in Pune and Vishakhapatnam, India and Philippines, (iii) an increase in depreciation cost by $3.1 million, and (iv) an increase in travel costs by $2.4 million. Also, the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, in fiscal 2018, as compared to the respective average exchange rates in fiscal 2017, resulted in a higher cost of revenue of approximately $12.1 million.

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

General and administrative expenses increased by $20.7 million to $89.6 million in fiscal 2018 from $68.9 million in fiscal 2017, primarily due to an increase in employee costs as a result of higher salaries on account of a higher headcount and wage inflation, higher legal and professional expenses (including costs related to our acquisitions), higher other costs, and higher travel costs. Further, the appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 7.8%, respectively, for fiscal 2018, as compared to the respective average exchange rates for fiscal 2017, resulted in an increase in general and administrative expenses.

Selling and marketing expenses increased by $8.2 million to $38.7 million in fiscal 2018 from $30.5 million in fiscal 2017, primarily due to an increase in employee costs as a result of an increase in sales headcount and higher travel costs. Further, the appreciation of the pound sterling and Indian rupee against the US dollar by an average of 1.4% and 3.9% respectively, in fiscal 2018, as compared to the average exchange rate for fiscal 2017, resulted in an increase in selling and marketing expenses.

The foreign exchange gains were primarily due to higher gains of $8.5 million from our US dollar denominated hedges as a result of an appreciation of the pound sterling against the US dollar and our rupee denominated hedges as a result of an appreciation of the pound sterling against the Indian rupee, partially offset by a higher foreign currency revaluation loss of $8.0 million arising from a loss of $4.1 million for fiscal 2018 as against a gain of $3.9 million for fiscal 2017

Segment Profit

Fiscal 2019 Compared to Fiscal 2018

Segment profit in the WNS Global BPM segment increased by 14.0% to $149.8 million in fiscal 2019 from $131.4 million in fiscal 2018. The increase in profit was primarily attributable to higher operating profit, higher other income, net and lower finance expense, partially offset by higher income tax expense.

The other income, net increased by $2.8 million in fiscal 2019 to $12.6 million from $9.8 million in fiscal 2018 primarily due to higher yield on account of moving our liquid mutual fund investments from a dividend scheme to a growth scheme and higher yield on our cash and cash equivalents and investments.

The finance expense for fiscal 2019 was $3.2 million as compared to $4.1 million in fiscal 2018 primarily due to lower interest on reduced balance outstanding on our long term loans obtained to fund our acquisitions of Denali and HealthHelp as we pay down the loans.

The income tax expense in fiscal 2019 was $25.5 million as compared to $15.3 million in fiscal 2018. The increase in income tax expense was primarily due to (i) higher taxable profits in fiscal 2019, (ii) a lower non-recurring tax benefit of $0.4 million for the fiscal 2019 as against the provisional amount of $5.2 million recorded for fiscal 2018 arising from the 2017 US Tax Reforms, which reduced the US corporate tax rate on the deferred tax balances, and (iii) a non-recurring tax benefit of $1.7 million resulting from a corporate restructuring for fiscal 2018. This increase was partially offset by a one-time tax credit of $0.9 million on account of recognition of deferred tax assets on past tax losses for fiscal 2019.

Fiscal 2018 Compared to Fiscal 2017

Segment profit in the WNS Global BPM segment increased by 28.7% to $131.4 million in fiscal 2018 from $102.1 million in fiscal 2017. The increase in profit was primarily attributable to higher operating profit, lower income tax expense and higher other income, net, partially offset by higher finance expense.

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

Income tax expense in fiscal 2018 was $15.3 million as compared to $17.4 million in fiscal 2017. Income tax expense was lower primarily on account of a one-time tax benefit of $1.7 million arising from a corporate legal restructuring and a net one-time tax benefit $5.2 million resulting from the adjustments to the deferred tax balances due to a reduction in US corporate tax rate and transition tax charge on undistributed income of a foreign subsidiary (pursuant to the 2017 US Tax Reforms), partially offset by higher taxable profits during the year.

WNS Auto Claims BPM

Segment Revenue

Fiscal 2019 Compared to Fiscal 2018

Revenue in the WNS Auto Claims BPM segment decreased by $0.5 million to $34.9 million in fiscal 2019 from $35.4 million in fiscal 2018. The decrease was primarily on account of a decrease in revenue from existing clients of $2.0 million, partially offset by an increase in revenue from new clients by $1.5 million. The decrease was also on account of a depreciation of the pound sterling against the US dollar by an average of 0.9% in fiscal 2019 as compared to the average exchange rate in fiscal 2018. Payments made to repair centers in fiscal 2019 decreased by $1.8 million to $15.2 million in fiscal 2019 from $17.0 million in fiscal 2018.

Revenue less repair payments (non-GAAP) in this segment increased by $1.3 million to $19.7 million in fiscal 2019 from $18.4 million in fiscal 2018. The increase was primarily on account of an increase in revenue from new clients by $0.8 million and an increase in revenue from existing clients of $0.5 million. The increase was partially offset by a depreciation of the pound sterling against the US dollar by an average of 0.9% in fiscal 2019 as compared to the average exchange rate in fiscal 2018.

Fiscal 2018 Compared to Fiscal 2017

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

Segment Operating Profit

Fiscal 2019 Compared to Fiscal 2018

The segment reported an operating loss of $0.04 million in fiscal 2019 as compared to a loss of $0.08 million in fiscal 2018. The lower segment operating loss recorded in fiscal 2019 was primarily due to higher revenue less repair payments (non-GAAP) and lower selling and marketing costs, partially offset by higher cost of revenue (excluding payments to repair centers), lower foreign exchange gains and higher general and administrative expenses.

Our cost of revenue (excluding payments to repair centers) increased by $0.8 million to $15.3 million in fiscal 2019 from $14.4 million in fiscal 2018. The increase in cost of revenue (excluding payments made to repair centers) was primarily on account of an increase in our employee costs by $1.3 million, partially offset by a decrease in facilities cost by $0.3 million.

Our other costs include selling and marketing expenses, general and administrative expenses, and foreign exchange loss or gain. Our other costs increased by $0.4 million to $4.4 million in fiscal 2019 from $4.0 million in fiscal 2018, primarily on account of a decrease in foreign exchange gains by $0.3 million and an increase in general and administrative expenses by $0.2 million to $4.0 million in fiscal 2019 from $3.8 million in fiscal 2018, partially offset by a decrease in selling and marketing expenses by $0.1 million.

Fiscal 2018 Compared to Fiscal 2017

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

Segment Profit

Fiscal 2019 Compared to Fiscal 2018

The segment reported a gain of $1.8 million in fiscal 2019 as compared to a gain of $1.1 million in fiscal 2018. This was primarily attributable to lower finance expenses and higher other income, net in fiscal 2019 of $2.0 million as compared to $1.5 million in fiscal 2018, partially offset by higher segmental operating losses and higher income tax expense in fiscal 2019 of $0.2 million as compared to $0.1 million in fiscal 2018.

Fiscal 2018 Compared to Fiscal 2017

The segment reported a gain of $1.1 million in fiscal 2018 as compared to a loss of $20.8 million in fiscal 2017. This was primarily attributable to lower segmental operating losses and higher other income, net in fiscal 2018 of $1.5 million as compared to $0.9 million in fiscal 2017. Income tax expense in fiscal 2018 remained flat at $0.1 million.

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

	Fiscal 2019				Fiscal 2018
	Three months ended				Three months ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	(Unaudited, US dollars in millions)
Revenue	$210.5	$199.7	$199.1	$199.8	$202.7	$188.6	$186.5	$180.1
Cost of revenue	131.1	125.2	129.0	132.9	128.4	124.4	125.5	124.7

Gross Profit	79.4	74.5	70.1	66.9	74.3	64.1	61.0	55.4
Operating expenses:
Selling and marketing expenses	11.3	10.9	11.3	11.1	11.8	10.6	10.3	9.0
General and administrative expenses	31.3	28.2	27.9	27.9	30.5	28.3	31.3	27.5
Foreign exchange loss / (gains), net	0.5	(1.9)	(1.9)	(1.3)	(1.4)	(4.4)	(4.4)	(4.8)
Amortization of intangible assets	3.9	3.9	4.0	3.9	4.0	3.9	3.7	3.9

Operating profit	32.3	33.4	28.8	25.3	29.4	25.7	20.1	19.8
Other income, net	(4.6)	(3.6)	(3.0)	(3.3)	(3.6)	(2.5)	(2.4)	(2.8)
Finance expense	0.7	0.8	0.8	0.8	1.1	1.0	1.0	1.1
Income tax expense	6.5	7.6	6.2	5.4	7.3	0.9	2.5	4.7

Profit after tax	29.7	28.6	24.8	22.4	24.5	26.3	18.9	16.7

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2019				Fiscal 2018
	Three months ended				Three months ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	(Unaudited)
Gross profit as a percentage of revenue	37.7%	37.3%	35.2%	33.5%	36.7%	34.0%	32.7%	30.7%
Operating profit as a percentage of revenue	15.3%	16.7%	14.5%	12.6%	14.5%	13.6%	10.8%	11.0%
Gross profit as a percentage of revenue less repair payments (non-GAAP)	38.4%	38.1%	35.9%	34.1%	37.5%	34.6%	33.5%	31.6%
Operating profit as a percentage of revenue less repair payments (non-GAAP)	15.6%	17.0%	14.7%	12.9%	14.8%	13.9%	11.0%	11.3%

The following table reconciles our revenue to revenue less repair payments (a non-GAAP measure):

	Fiscal 2019				Fiscal 2018
	Three months ended				Three months ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	(Unaudited, US dollars in millions)
Revenue	$210.5	$199.7	$199.1	$199.8	$202.7	$188.6	$186.5	$180.1
Less: Payments to repair centers	3.9	3.9	3.6	3.7	4.5	3.4	4.2	4.8

Revenue less repair payments (non-GAAP)	$206.6	$195.9	$195.5	$196.0	$198.2	$185.2	$182.3	$175.3

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our obligations under debt and operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2019 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in thousands)
Long term debt (before netting off debt issuance costs)	61,800	28,200	33,600	—	—
Estimated interest payments (1)	2,722	1,523	1,199	—	—
Trade payables	17,831	17,831	—	—	—
Operating leases	161,919	30,505	54,534	41,951	34,929
Purchase obligations (net of capital advances)	10,778	10,778	—	—	—

Total	$255,050	$88,837	$89,333	$41,951	$34,929

Note:

(1)	Interest payments on debt includes payout for interest rate swaps which convert our floating rate debt to fixed rate debt. There is no contractual obligation to renew this debt.

Our pension and other employee obligations (non-current) amounting to $11.2 million as at March 31, 2019, included in the consolidated statement of financial position, have not been disclosed in the table above as the amounts and timing of payments cannot be reliably estimated or determined at present.

Uncertain income tax liabilities totaling $11.7 million have not been disclosed in the table above because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or obligations.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013 which has been renewed on similar terms for another five years starting from April 2018. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2015 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,189.0 million ($31.7 million based on the exchange rate on March 31, 2019) in additional taxes, including interest of ₹755.6 million ($10.9 million based on the exchange rate on March 31, 2019).

The following sets forth the details of these orders of assessment:

Entities	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
	(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$0.2	(1)	₹	3.1	$0.1	(1)
WNS Global	Fiscal 2005	₹	27.4	$0.4	(1)	₹	8.6	$0.1	(1)
WNS Global	Fiscal 2006	₹	489.1	$7.1	(1)	₹	181.5	$2.5	(1)
Permanent establishment of WNS UK in India	Fiscal 2006	₹	67.9	$1.0	(1)	₹	24.1	$0.3	(1)
WNS Global	Fiscal 2007	₹	98.7	$1.4	(1)	₹	31.9	$0.5	(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	18.6	$0.3	(1)	₹	4.4	$0.1	(1)
Permanent establishment of WNS NA in India	Fiscal 2008	₹	19.5	$0.3	(1)		—	—
Permanent establishment of WNS UK in India	Fiscal 2009	₹	6.7	$0.1	(1)		—	—
WNS Global	Fiscal 2009	₹	55.2	$0.8	(1)		—	—
WNS BCS	Fiscal 2010	₹	1.0	$0.1	(1)		—	—
WNS Global	Fiscal 2012	₹	305.7	$4.3	(1)	₹	107.4	$1.6	(1)
WNS Global	Fiscal 2013	₹	423.0	$6.1	(1)	₹	137.2	$2.0	(1)
WNS Global	Fiscal 2014	₹	480.1	$6.9	(1)	₹	257.4	$3.7	(1)
WNS Global	Fiscal 2015	₹	183.6	$2.7	(1)		—	—
Total		₹	2,189.0	$31.7	(1)	₹	755.6	$10.9	(1)

Note:

(1)	Based on the exchange rate as at March 31, 2019.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2019, we have provided a tax reserve of ₹806.2 million ($11.7 million based on the exchange rate on March 31, 2019) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹3,812.8 million ($55.1 million based on the exchange rate on March 31, 2019) in additional taxes, including interest of ₹1,273.4 million ($18.4million based on the exchange rate on March 31, 2019). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹874.4 million ($12.6 million based on the exchange rate on March 31, 2019) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2019, corporate tax returns for fiscal 2016 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.0 million based on the exchange rate on March 31, 2019) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2019) in connection with the review of our tax return for fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

As at March 31, 2019, we had cash and cash equivalents of $85.4 million which were primarily held in US dollars, Indian rupees, South African rand, pound sterling and Philippine peso. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $150.4 million as at March 31, 2019.

As at March 31, 2019, our total debt outstanding was $61.8 million. We also had available lines of credit amounting to $74.3 million, all of which were available as at March 31, 2019.

As at March 31, 2019, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹1,100 million ($15.9 million based on the exchange rate on March 31, 2019) from The Hongkong and Shanghai Banking Corporation Limited, $15.0 million from BNP Paribas, ₹1,200 million ($17.4 million based on the exchange rate on March 31, 2019) from Citibank N.A. and ₹810 million ($11.7 million based on the exchange rate on March 31, 2019) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2019, there was no amount utilized from these lines of credit.

In February 2019, WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($12.9 million based on the exchange rate on March 31, 2019) until February 28, 2020. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2019, there was no outstanding amount under this facility.

As at March 31, 2019, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 20.5 million ($1.4 million based on the exchange rate on March 31, 2019) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2019, there was no outstanding amount under this facility.

In January 2017, our US subsidiary, WNS North America Inc., obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. In connection with the term loan, we have entered into an interest rate swap with a bank to swap the variable portion of the interest based on three-month US dollar LIBOR to a fixed rate of 1.5610%. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual installments. The first five repayment installments are $5.7 million each and the sixth and final repayment installment is $5.8 million. On July 20, 2017, January 22, 2018, July 20, 2018 and January 22, 2019 we made scheduled repayments of $5.7 million each. As at March 31, 2019, $11.4 million was outstanding under this loan facility.

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we have entered into interest rate swaps with banks to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semiannual installments of $8.4 million each. On September 14, 2017, March 14, 2018, September 17, 2018 and March 14, 2019 we made scheduled repayments of $8.4 million each. As at March 31, 2019, $50.4 million was outstanding under this loan facility.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and working capital needs. We currently expect our capital expenditures needs in fiscal 2020 to be approximately $37.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure for fiscal 2019 amounted to $32.3 million and our capital commitments (net of capital advances) as at March 31, 2019 were $10.8 million. Of the capital expenditure incurred in fiscal 2019, approximately $15.3 million was incurred in India, approximately $10.1 million was incurred in the Philippines, approximately $1.0 million was incurred in South Africa, approximately $0.6 million was incurred in Europe (excluding the UK), and approximately $5.3 million was incurred in the rest of the world. Of the capital commitments amount, we plan to spend approximately $5.2 million in the Philippines, $3.7 million in India, approximately $0.7 million in South Africa, approximately $0.2 million in Europe (excluding the UK), and approximately $1.0 million in the rest of the world. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of our indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for fiscal 2019, 2018 and 2017:

	Year ended March 31,
	2019	2018	2017
	(US dollars in millions)
Net cash provided by operating activities	$149.7	$136.3	$92.1
Net cash used in investing activities	$(71.3)	$(43.6)	$(131.3)
Net cash (used in)/provided by financing activities	$(83.3)	$(66.0)	$61.6

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $149.7 million for fiscal 2019 from $136.3 million for fiscal 2018. The increase in net cash provided by operating activities was attributable to an increase in profit as adjusted for non–cash and other items by $17.4 million, a decrease in taxes paid by $4.3 million and a decrease in interest paid by $0.9 million, which was partially offset by an increase in outflow on account of working capital changes by $8.3 million and a decrease in interest received by $0.8 million.

The profit after tax as adjusted for non-cash and other items, primarily comprised the following: (i) profit after tax of $105.4 million for fiscal 2019 as compared to $86.4 million for fiscal 2018; (ii) unrealized exchange gain of $2.4 million for fiscal 2019 as compared to an unrealized exchange loss of $2.7 million for fiscal 2018; (iii) share-based compensation expense of $30.3 million for fiscal 2019 as compared to $30.6 million for fiscal 2018; (iv) unrealized gain on derivative instruments of $0.4 million for fiscal 2019 as compared to an unrealized exchange loss of $5.3 million on derivative instruments for fiscal 2018; (v) interest expense of $2.8 million for fiscal 2019 as compared to $3.8 million for fiscal 2018; (vi) income tax expense (current tax and deferred tax) of $25.7 million for fiscal 2019 as compared to $15.4 million for fiscal 2018; (vii) depreciation and amortization expense of $36.1 million for fiscal 2019 as compared to $35.5 million for fiscal 2018; (viii) interest income of $2.6 million for fiscal 2019 as compared to $3.7 million for fiscal 2018; (ix) income from marketable securities of $8.0 million for fiscal 2019 as compared to $3.6 million for fiscal 2018; (x) reversal of contingent consideration of Nil for fiscal 2019 as compared to $1.3 million for fiscal 2018; (xi) allowances for expected credit losses of $0.7 million for fiscal 2019 as compared to a reversal of allowances for expected credit losses of $0.5 million for fiscal 2018; and (xii) excess tax benefit from share-based compensation expense of $1.3 million for fiscal 2019 as compared to $0.7 million for fiscal 2018.

Cash outflow on account of working capital changes was $15.8 million for fiscal 2019 as compared to a cash outflow of $7.4 million for fiscal 2018. This was primarily on account of an increase in cash outflow in relation to other assets by $13.1 million, and an increase in cash outflow towards other liabilities by $5.4 million and trade payables by $2.6 million, partially offset by an increase in cash inflow from contract liabilities by $11.3 million and trade receivables and unbilled revenue by $1.6 million.

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

The profit after tax as adjusted for non-cash and other items, primarily comprised the following: (i) profit after tax of $86.4 million for fiscal 2018 as compared to $37.8 million for fiscal 2017; (ii) unrealized exchange loss of $2.7 million for fiscal 2018 as compared to an unrealized exchange gain of $11.1 million for fiscal 2017; (iii) share-based compensation expense of $30.6 million for fiscal 2018 as compared to $23.0 million for fiscal 2017; (iv) unrealized loss on derivative instruments of $5.3 million for fiscal 2018 as compared to an unrealized exchange gain of $1.9 million on derivative instruments for fiscal 2017; (v) interest expense of $3.8 million for fiscal 2018 as compared to $0.5 million for fiscal 2017; (vi) income tax expense (current tax and deferred tax) of $15.4 million for fiscal 2018 as compared to $17.5 million for fiscal 2017; (vii) depreciation and amortization expense of $35.5 million for fiscal 2018 as compared to $37.4 million for fiscal 2017; (viii) impairment of goodwill of $Nil for fiscal 2018 as compared to $21.7 million for fiscal 2017; (ix) interest income of $3.7 million for fiscal 2018 as compared to $2.1 million for fiscal 2017; (x) dividend income of $3.6 million for fiscal 2018 as compared to $4.1 million for fiscal 2017; and (xi) reversal of contingent consideration of $1.3 million for fiscal 2018 as compared to $Nil for fiscal 2017.

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

Cash Flows from Investing Activities

Net cash used in investing activities increased to $71.3 million for fiscal 2019 from $43.6 million for fiscal 2018. This was primarily on account of a net cash outflow of $36.8 million from the purchase of marketable securities for fiscal 2019 as compared to $12.8 million for fiscal 2018; cash outflow of $7.2 million in fiscal 2019 primarily towards our acquisitions made in fiscal 2017 as compared to $5.6 million in fiscal 2018; lower net cash inflow from our fixed deposit investments of $3.4 million for fiscal 2019 as compared to $4.2 million for fiscal 2018, and lower cash inflow from income on marketable securities of $1.5 million for fiscal 2019 as compared to $3.6 million for fiscal 2018, partially offset by a lower cash outflow of $32.3 million for fiscal 2019 towards the purchase of property, plant and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $33.7 million for fiscal 2018.

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

Cash Flows from Financing Activities

Net cash used in financing activities increased to $83.3 million for fiscal 2019 from $66.0 million for fiscal 2018. This was primarily on account of an increase in cash outflow towards share repurchases of $56.4 million for fiscal 2019 as compared to $39.5 million for fiscal 2018; a decrease in cash inflow from the exercise of options by grantees under our share plans of Nil for fiscal 2019 as compared to $1.3 million for fiscal 2018, which was partially offset by an increase in cash inflow from an excess tax benefit on share-based compensation expense of $1.3 million for fiscal 2019 as compared to $0.7 million for fiscal 2018.

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

In fiscal 2019, we purchased 1.1 million ADSs in the open market for a total consideration of $56.4 million (including transaction costs). The average price we paid per ADS was $51.18. The shares underlying these purchased ADSs have been accounted for as treasury shares, at cost. These share repurchases were funded with cash on hand.

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

In fiscal 2019, we received authorization from our Board of Directors to cancel, and cancelled, 4.4 million ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

New Accounting Pronouncements Not Yet Adopted by our Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2019 or later periods. Those which are considered to be relevant to our operations are set out below.

i.	In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”). Key changes in IFRS 16 include:

•	eliminates the requirement to classify a lease as either operating or finance lease in the books of lessee.

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

IFRS 16 replaces IAS 17 “Leases” and related interpretations viz. IFRIC 4 “Determining whether an Arrangement contains a Lease;” SIC-15, “Operating Leases—Incentives;” and SIC-27, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17, “Leases.” Disclosures, however, have been enhanced.

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. A lessee shall apply IFRS 16 either retrospectively to each prior reporting period presented or record a cumulative effect of initial application of IFRS 16 as an adjustment to opening balance of equity at the date of initial application.

We intend to adopt the “Modified Retrospective Approach” on the date of initial application (April 1, 2019) and make a cumulative adjustment to retained earnings. Accordingly, comparatives for the fiscal 2019 will not be retrospectively adjusted. We will elect the available practical expedients which allows us not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. We will also elect the practical expedient to not separate lease and non-lease components for all of our leases, non-capitalization of short-term leases and low value assets.

We expect that adoption of this standard will have a material effect on our consolidated financial statements. The most significant effects of this new standard on us relate to the recognition of new right of use (“ROU”) assets and lease liabilities on our financial position for various real estate operating leases. The adoption of IFRS 16 is expected to have a favorable impact on operating profit in fiscal 2020, since a portion of the costs that were previously classified as rental expenses will be classified as interest expense and thus recorded outside operating profit and an unfavorable impact on profit after tax due to interest accruing at a higher rate in earlier years and decreasing over the lease term, while depreciation is recorded on a straight-line basis. The new standard also has an impact on how lease payments are presented in the cash flow statement resulting in an increase in cash flows from operating activities and a decline in cash flows from financing activities.

The adoption of this standard will result in the recognition of ROU assets and lease liabilities for operating leases of approximately $176.0 million and $191.0 million, respectively, as of April 1, 2019.

ii.	In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” (“IFRIC 23”) to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

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

We expect the adoption of this standard will have no material impact on our consolidated financial statements.

iii.	In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments are as follows:

•

If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

•	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

We expect the adoption of these amendments will have no material impact on our consolidated financial statements.

iv.	In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” regarding the definition of a “Business.” The amendments:

•

clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The above amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

v.

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) which revised the definition of “Material.” Three aspects of the new definition should especially be noted, as described below:

•

Obscuring. The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A);

•

Could reasonably be expected to influence. The existing definition referred to “could influence” which the Board felt might be understood as requiring too much information as almost anything “could influence” the decisions of some users even if the possibility is remote;

•

Primary users. The existing definition referred only to ‘users’ which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

The amendments highlight five ways in which material information can be obscured:

•	if the language regarding a material item, transaction or other event is vague or unclear;

•	if information regarding a material item, transaction or other event is scattered in different places in the financial statements;

•	if dissimilar items, transactions or other events are inappropriately aggregated;

•	if similar items, transactions or other events are inappropriately disaggregated; and

•	if material information is hidden by immaterial information to the extent that it becomes unclear what information is material.

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at March 31, 2019) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon(1)(2)	65	Non-Executive Chairman
Gareth Williams(2)(3)	66	Director
John Freeland(1)(2)	65	Director
Keshav R. Murugesh	55	Director and Group Chief Executive Officer
Michael Menezes(4)	66	Director
Renu S. Karnad(1)(5)	66	Director
Francoise Gri(6)	61	Director
Keith Haviland(6)	60	Director
Mario P. Vitale(6)	63	Director
Executive Officers
Keshav R. Murugesh	55	Group Chief Executive Officer
Sanjay Puria	45	Group Chief Financial Officer
Gautam Barai	44	Chief Operating Officer
Swaminathan Rajamani	42	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Compensation Committee.
(4)	Chairman of our Audit Committee.
(5)	Chairman of our Nominating and Corporate Governance Committee.
(6)	Member of our Audit Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. In January 2014 he was appointed as the Non-Executive Chairman of the Board. He is currently a member of the Board of Directors, a member of the Audit and Risk Committee and of the Compensation Committee of HealthEquity, Inc., and Chairman of the Cybersecurity Committee. Mr. Dillon was a member of the Board of Directors and Chairman of the Audit and Finance Committee of Williams-Sonoma, Inc from May 2005 until May 2017. He also served as a member of the Board of Directors of NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. During his career, Mr. Dillon held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President - Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in economics. The business address of Mr. Dillon is 5872 Cottage Ridge Road, Santa Rosa, CA 95403, USA.

Gareth Williams was appointed to our Board of Directors in January 2014. Currently Mr. Williams serves as an independent director of SAGA plc. He served as a Chairman of YSC until November 2017. He also served as a member of the Board of YSC from 2013 to 2017. He also served as the advisor to the Chief Executive Officer of Diageo plc until June 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University. The business address of Mr. Williams is High Tees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, United Kingdom.

John Freeland was appointed to our Board of Directors in September 2014. Currently, Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc, Chairman and founder of JF Manufacturing LLC and he is the founder of JF Fitness of North America. He is on the Board of Arc Document Solutions, Inc. He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the Chief Executive Officer of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President - Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. In April 2019, Mr. Murugesh was appointed as the Chairman of the National Association of Software and Service Companies (“NASSCOM”). Prior to being appointed as Chairman, he held the position of the Vice-Chairman of the Executive Council of NASSCOM. He was the Chairman of the Audit Committee of NASSCOM (2017-2018) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry - Western India’s Education Committee (2017-2018). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400079, India.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as the advisor to Fairfax India and also as an Executive-in-Residence to the Masters of Business Administration students at Ryerson University in Toronto on a voluntary basis. He is the President of Acumentor Inc. a sole proprietary business engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada. He was also Chief Financial Officer, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as Chief Executive Officer and Chief Financial Officer in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the Chief Financial Officer for ONIC (Holding), Chief Executive Officer of ITC Agro Tech Ltd., India, apart from holding various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and qualified as a Member of the Institute of Chartered Accountants of India. The business address of Mr. Menezes is 220 Cummer Avenue, Toronto, Canada M2M 2E7.

Renu S Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad had joined Housing Development Finance Corporation Limited (HDFC Limited) in 1978 and is currently serving as the Managing Director of HDFC Limited. She is also a director on several other Boards, including BOSCH Limited, Gruh Finance Limited, HDFC Asset Management Company Limited, HDFC ERGO General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, Indraprastha Medical Corporation Limited, Feedback Infra Private Limited, HIREF International LLC, ABB India Limited, H T Parekh Foundation, HIREF International Fund II Pte. Limited, HIF International Fund Pte Limited, HDFC Plc (Maldives), Maruti Suzuki India Limited, Bangalore International Airport Limited and Quickr Mauritius Holding Private Limited. Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs, USA. The business address of Mrs. Karnad is HDFC Limited, The Capital Court, 1st Floor, Munirka, Outer Ring Road, Off Palme Marg, New Delhi 110067, India.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President - France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in the role of President and Country GM for IBM France. She is a member of the Board of Directors at Credit Agricole, Credit Agricole Investment Banking and Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France. The business address of Ms. Gri is 25, Rue des Vaussourds, 92500 Rueil Malmaison, France.

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

Mario P. Vitale was appointed to our Board of Directors in October 2017. He has over 40 years of experience in the insurance industry. Currently, Mario serves as the Chief Executive Officer of Vitality Risk, LLC and the Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He also serves as the Trustee of St John’s University College of Insurance and the Director of Growthsource Academy, a non-profit organization. Most recently, he was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is 2nd Street, #2601, Jersey City, NJ, 07302.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance function. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 20 years of experience, out of which over 16 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Gautam Barai serves as our Chief Operating Officer. He is based out of Mumbai and and is responsible for operations, client relations, technology and capability creation across the organization. He began his tenure at WNS leading operations for the Aviva business in 2009 and later became the leader of the banking and financial services, insurance and healthcare business units. Most recently he was the Chief Business Officer at WNS from May 2018 to January 2019. Prior to joining WNS, Mr. Barai was Senior Vice President - Business Executive Operations at Bank of America. Prior to Bank of America, he served as Senior Vice President and Head of BPO at Countrywide Financial Corporation. At Countrywide Financial Corporation, he was involved in setting up and managing BPO operations in both India and Costa Rica. He holds Masters of Business Administration degrees from Columbia University and London Business School. The business address of Mr. Barai is Gate 4, Godrej & Boyce Complex, Pirojshahnagar, Vikhroli (West), Mumbai 400079, India.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s HR function and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President- HR and was the Country Head- HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt- HR and Assistant Vice President and Head- Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. He has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

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

We believe that our executive officers should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For more information see “Part I – Item 6E Share Ownership – Share Ownership Guidelines.”

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

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•

Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income (“ANI”) (non-GAAP), which is calculated as our profit excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets including the tax effect thereon) and other measures, such as our adjusted operating margin (non-GAAP), which is calculated as adjusted operating profit (non-GAAP) (calculated as operating profit / (loss) excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP), are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

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

Benchmarking and Use of Compensation Consultant for Fiscal 2019

During fiscal 2019, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our Chief Executive Officer and named executive officers in fiscal 2019 included the following:

Peer Group Companies for Named Executive Officers other than the CEO*
Accenture (BPM)	FirstSource Solutions	Mphasis
Capgemini (IT/ BPM)	Genpact Limited	Syntel Inc.
Cognizant Technologies	HCL Technologies	Tata Consultancy Services (BPM)
Conduent	ICICI Bank	Teleperformance
EXL Services Holding Inc.	Infosys (BPM)	Wipro Technologies (BPM)

Peer Group Companies for the CEO
Cognizant Technologies	Genpact Limited	Teleperformance
Conduent	HCL Technologies	Wipro Technologies (BPM)
EXL Services Holding Inc.	Syntel Inc.

*	Different subsets of the peer group were used for different named executive officers depending on the officer’s position and geographic location.

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2019.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2019 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2019” below.

Executive Compensation for Fiscal 2019

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2019 (excluding grants of RSUs which are described below).

Name	Base salary(1)	Benefits	Bonus	Other payment(4)	Total
Keshav R. Murugesh	$709,673	$67,847	$2,024,840	$—	$2,802,360
Sanjay Puria	$291,533	$15,645	$654,216	$—	$961,394
Ronald Gillette(2)	$439,083	$12,346	$—	$959,166	$1,410,595
Gautam Barai(3)	$48,401	$3,911	$35,254	$—	$87,566
Swaminathan Rajamani	$247,605	$13,430	$388,949	$—	$649,984

Total	$1,736,295	$113,179	$3,103,259	$959,166	$5,911,899

Notes:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites.”
(2)	Ceased to be Group Chief Operating Officer (COO) effective January 31, 2019 and his last working day with us was February 28, 2019.
(3)	Appointed as Group COO effective January 31, 2019. The amount paid to him does not include compensation for his services rendered before being appointed as Group COO.
(4)	Other payment made to Ronald Gillette comprises notice pay, severance pay (first of four equal quarterly installments), leave encashment and social security contribution.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2019 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers’ base salary:

•

Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $ 818,507 from $ 757,877 in fiscal 2019. The salary revision was effective February 19, 2019.

•

Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $ 306,232 from $ 283,547 in fiscal 2019. The salary revision was effective April 1, 2018.

•	Mr. Gautam Barai’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) is $317,284 effective on his appointment as Group COO on January 31, 2019.

•

Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $260,089 from $240,812 in fiscal 2019. The salary revision was effective April 1, 2018.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP) and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2019 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2019. Each of our executive officers’ variable incentive packages for fiscal 2019 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $1,023,134 effective February 19, 2019 for 100% achievement of objectives. Hence, the pro-rated target variable incentive amount would be $955,859 for fiscal 2019.Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 211.8% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2019 at $306,232 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 213.6% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Barai’s target variable incentive for 2019 at $ 222,099 for 100% achievement of objectives. Mr. Barai performed multiple roles, including Business Units Head, Chief Business Officer and Chief Operating Officer during different periods in the year and, considering his various roles, our Compensation Committee assigned as Mr. Barai’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP), adjusted gross contribution (non-GAAP), and individual performance objectives. Based on actual performance against these objectives, Mr. Barai earned 96.6% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2019 at $182,063 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 213.6% of his target variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2019, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2019:

Name	Date of grant	Total RSUs granted for fiscal 2019		Grant date fair value ($)(1)
Keshav R. Murugesh	April 25, 2018	251,700	(2)	47.43
Sanjay Puria	April 25, 2018	35,850	(3)	47.43
Ronald Gillette(4)	April 25, 2018	34,500	(3)	47.43
Gautam Barai(5)	April 25, 2018	25,050	(3)	47.43
Swaminathan Rajamani	April 25, 2018	23,250	(3)	47.43

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the grant date fair value of equity-based RSUs granted during the year.
(2)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vests according to the following schedule: 3.75% of the base award vests quarterly on the completion of each of the first eight quarters following the grant date, subject to the awardee’s continued employment with our company through the vesting date; 2.50% of the base award vest quarterly on the completion of each of the following four quarters, subject to the awardee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the awardee’s continued employment with our company through the vesting date and the achievement of conditions relating to financial and total shareholder’s return performance as determined by our Compensation Committee. The awardee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the awardee’s continued employment with our company through the vesting date and the achievement of conditions relating to financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of these RSUs is generally the market price of our shares on the date of grant.

(3)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vest according to the following schedule: 3.33% of the base award vests quarterly on the completion of each of the first twelve quarters following the grant date, subject to the awardee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the awardee’s continued employment with our company through the vesting date and the achievement of conditions relating to financial and total shareholder’s return performance as determined by our Compensation Committee. The awardee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the awardee’s continued employment with our company through the vesting date and the achievement of conditions relating to financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of these RSUs is generally the market price of our shares on the date of grant.

(4)	Ceased to be Group COO effective January 31, 2019.
(5)	Appointed Group COO effective January 31, 2019.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to our executive officers in fiscal 2019 are summarized below:

Name	Provident fund	Insurance benefits	Club membership	401 K	Total
Keshav R. Murugesh	$55,061	$1,974	$10,812	$—	$67,847
Sanjay Puria	$14,699	$946	$—	$—	$15,645
Ronald Gillette(1)	$—	$1,346	$—	$11,000	$12,346
Gautam Barai(2)	$3,755	$156	$—	$—	$3,911
Swaminathan Rajamani	$12,484	$946	$—	$—	$13,430

Total	$85,999	$5,368	$10,812	$11,000	$113,179

Notes:

(1)	Ceased to be Group COO effective January 31, 2019.
(2)	Appointed Group COO effective January 31, 2019.

Non-executive Director Compensation for Fiscal 2019

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2019 (excluding grants of RSUs which are described below):

Name	Retainership fees	Retainership fees for Board/Committee Chairman		Total
Adrian T. Dillon	$—	$160,000	(1)	$160,000
Gareth Williams	$63,000	$20,000	(2)	$83,000
John Freeland	$63,000	$—		$63,000
Michael Menezes	$63,000	$30,000	(3)	$93,000
Renu S. Karnad	$63,000	$15,000	(4)	$78,000
Francoise Gri	$63,000	$—		$63,000
Keith Haviland	$63,000	$—		$63,000
Mario P. Vitale	$63,000	$—		$63,000

	$441,000	$225,000		$666,000

Notes:

(1)	Fee paid to Mr. Adrian T. Dillon for serving as Chairman of our Board of Directors in fiscal 2019.
(2)	Fee paid to Mr. Gareth Williams for serving as Chairman of our Compensation Committee in fiscal 2019.
(3)	Fee paid to Mr. Michael Menezes for serving as Chairman of our Audit Committee in fiscal 2019.
(4)	Fee paid to Mr. Renu S. Karnad for serving as Chairman of our Nominating and Corporate Governance Committee in fiscal 2019.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2019 with a vesting period of one year. No options were granted in fiscal 2019.

Name	Date of grant	Total RSUs granted for fiscal 2019	Grant date fair value ($)(1)	Expiration date
Adrian T. Dillon	July 18, 2018	4,544	$52.67	July 17, 2028
Françoise Gri	July 18, 2018	2,385	$52.67	July 17, 2028
Gareth Williams	July 18, 2018	2,385	$52.67	July 17, 2028
John Freeland	July 18, 2018	2,385	$52.67	July 17, 2028
Michael Menezes	July 18, 2018	2,385	$52.67	July 17, 2028
Renu S. Karnad	July 18, 2018	2,385	$52.67	July 17, 2028
Keith Haviland	July 18, 2018	2,385	$52.67	July 17, 2028
Mario P. Vitale	July 18, 2018	2,385	$52.67	July 17, 2028

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

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the amended agreement) or is terminated for any reason other than those specified in the amended agreement (including, without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans. Further, where Mr. Murugesh’s employment is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he will also be entitled to his base salary for a period of 12 months from the effective date of termination and his target bonus for the year in which the termination occurs, both of which will be paid immediately, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

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

If we experience a change in control (as defined in our 2006 Incentive Award Plan for awards granted under that plan or as defined in our 2016 Incentive Award Plan for awards granted under that plan) while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan was to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan was further intended to provide us with the ability to motivate, attract and retain the services of these individuals. On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. On September 25, 2013, we adopted the Third Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for grant under the plan to 8.6 million shares/ADSs, subject to specified adjustments under the plan. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Shares Available for Awards

Subject to certain adjustments set forth in the 2006 Incentive Award Plan, the maximum number of shares that could be issued or awarded under the 2006 Incentive Award Plan was equal to the sum of (x) 8,600,000 shares, (y) any shares that remained available for issuance under our 2002 Stock Incentive Plan (which was adopted on July 3, 2002 and terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminated, expired or lapsed for any reason or were settled in cash on or after the effective date of our 2006 Incentive Award Plan. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which could be subject to awards granted to any one participant during any calendar year was 500,000 shares and the maximum amount that could be paid to a participant in cash during any calendar year with respect to cash-based awards was $10,000,000. To the extent that an award terminated or was settled in cash, any shares subject to the award would again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award would not be available for subsequent grant. Except as described below with respect to independent directors, no determination was made as to the types or amounts of awards that would be granted to specific individuals pursuant to the 2006 Incentive Award Plan.

Administration. The 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator determined eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator would not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries were eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries were eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

Awards

Options: The plan administrator was able to grant options on shares. The per share option exercise price of all options granted pursuant to the 2006 Incentive Award Plan would not be less than 100% of the fair market value of a share on the date of grant. No incentive share option could be granted to a grantee who owned more than 10% of our outstanding shares unless the exercise price was at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option became exercisable for the first time by any option holder during any calendar year exceeded $100,000, such excess would be treated as a non-qualified option. The plan administrator would determine the methods of payment of the exercise price of an option, which could include cash, shares or other property acceptable to the plan administrator (and could involve a cashless exercise of the option). The plan administrator designated in the award agreement evidencing each share option grant whether such share option would be exercisable for shares or ADSs. The award agreement could, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the 2006 Incentive Award Plan could not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant could not exceed five years. Under the 2006 Incentive Award Plan, the number of awards to be granted to our independent directors was determined by our Board of Directors or our Compensation Committee.

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

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that could be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

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

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the 2006 Incentive Award Plan.

Termination or Amendment. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at March 31, 2019, RSUs to purchase an aggregate of 1,030,004 ordinary shares were outstanding, out of which RSUs to purchase 544,894 ordinary shares were held by all our directors and executive officers as a group. The expiration dates of these RSUs range from August 12, 2020 to April 26, 2026. The weighted average grant date fair value of RSUs granted during fiscal 2019, 2018 and 2017 was $47.89, $30.85 and $30.26 per ADS, respectively. There is no purchase price for the RSUs.

RSU Grants Outside of our Plans

On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the laws of Jersey.

2016 Incentive Award Plan

We adopted our 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. On September 27, 2018, we adopted the First Amended and Restated 2016 Incentive Award Plan, which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 2.5 million to 3.9 million shares/ADSs, subject to specified adjustments under the plan.

Shares Available for Awards

Subject to certain adjustments set forth in the 2016 Incentive Award Plan, the maximum number of shares and ADSs, in the aggregate, which may be issued or transferred pursuant to awards under the 2016 Incentive Award Plan is equal to the sum of (x) 3,900,000 shares, and (y) any shares or ADSs which immediately prior to the expiration of the 2006 Incentive Award Plan were available for issuance or transfer as new awards under the 2006 Incentive Award Plan, and (z) any shares or ADSs subject to awards under the 2006 Incentive Award Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the effective date of the 2016 Incentive Award Plan. Immediately prior to the expiration of the 2006 Incentive Award Plan, 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.

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

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the 2016 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

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

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2016 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

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

Termination or Amendment. An award of performance shares, performance share units, deferred shares, share payments and RSUs shall only vest or be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; provided, however , that the Committee in its sole and absolute discretion may provide that an award of performance shares, performance share units, share payments, deferred shares or RSUs may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a change in control of the Company, or because of the participant’s retirement, death or disability, or otherwise; provided, however , that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to performance shares or performance share units that are intended to constitute qualified performance-based compensation shall be subject to the requirements of Section 162(m) of the Code that apply to qualified performance-based compensation.

Outstanding Awards. As at March 31, 2019, RSUs to purchase an aggregate of 1,818,893 ordinary shares were outstanding, out of which RSUs to purchase 840,525 ordinary shares were held by all our directors and executive officers as a group. The expiration dates of these RSUs range from March 22, 2027 to February 17, 2029. The weighted average grant date fair value of RSUs granted during fiscal 2019, 2018 and 2017 was $47.89, $30.85 and $30.26 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2019, the total amount accrued by us to provide for pension, retirement or similar benefits was $13.8 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $8.6 million, $8.9 million and $8.4 million in each of fiscal 2019, 2018 and 2017, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $1.4 million, $1.3 million, and $0.4 million in each of fiscal 2019, 2018 and 2017, respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $0.8 million, $0.7 million, and $0.8 million in each of fiscal 2019, 2018 and 2017, respectively, to the UK pension scheme.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $28,921 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $1.4 million, $1.1 million and $1.1 million in fiscal 2019, 2018 and 2017, respectively, to LIC and ALICPL.

Our Sri Lankan subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

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

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2020;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2021; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2022.

Our directors are classified as follows:

•	Class I: Mr. Gareth Williams, Mr. Mario P. Vitale and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Mr. Michael Menezes; and

•	Class III: Ms. Francoise Gri, Mr. John Freeland and Mrs. Renu S. Karnad.

The appointments of Messrs. Dillon, Williams and Vitale will expire at the next annual general meeting, which we expect to hold in September 2019. Messrs. Dillon, Williams and Vitale have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting.

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

Our Board of Directors held five meetings in fiscal 2019.

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

Audit Committee

The Audit Committee comprises four directors: Mr. Michael Menezes (Chairman), Ms. Francoise Gri, Mr. Keith Haviland and Mr. Mario P. Vitale. Mr. John Freeland was a member of the Audit Committee until April 24, 2018. Each of Messrs. Menezes, Haviland and Vitale and Ms. Gri satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Menezes serves as our Audit Committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Audit Committee held four meetings in fiscal 2019.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman), John Freeland and Adrian T. Dillon and Mrs. Renu S. Karnad. Mr. John Freeland was appointed as a member of the Compensation Committee from April 25, 2018. Each of Messrs. Williams, Freeland and Dillon and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held four meetings in fiscal 2019.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises four directors: Mrs. Renu S. Karnad (Chairman) and Messrs. Adrian T. Dillon, John Freeland and Gareth Williams. Mr. John Freeland was appointed as a member of the Nominating and Corporate Governance Committee from April 25, 2018. Each of Mrs. Karnad and Messrs. Dillon, Freeland and Williams satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

The Nominating and Corporate Governance Committee held four meetings in fiscal 2019.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2019.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2019. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2019 are based on an aggregate of 50,051,920 ordinary shares (excluding 1,101,300 treasury shares) outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	75,721	0.151
Gareth Williams	19,351	0.039
John Freeland(2)	32,595	0.065
Keshav R. Murugesh	460,914	0.921
Michael Menezes	9,393	0.019
Renu S. Karnad	27,580	0.055
Francoise Gri	14,982	0.030
Keith Haviland	6,392	0.013
Mario P. Vitale	2,932	0.006
Executive Officers
Sanjay Puria	29,861	0.060
Swaminathan Rajamani	20,831	0.042
Gautam Barai	29,894	0.060
All our directors and executive officers as a group (12 persons as of March 31, 2019)	730,446	1.459

Notes:

(1)	Of the 75,721 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 32,595 shares beneficially owned by Mr. John Freeland, 15,750 shares are in the form of ADSs.

As at March 31, 2019, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at March 31, 2019:

	RSU Summary
Name	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying RSUs vesting within 60 days from March 31, 2019	Vesting dates	Number of shares underlying RSUs vesting after 60 days from March 31, 2019
Non-executive Directors
Adrian T. Dillon	—	—	—	4,544
Gareth Williams	—	—	—	2,385
John Freeland	—	—	—	2,385
Michael Menezes	—	—	—	2,385
Renu S. Karnad	—	—	—	2,385
Françoise Gri	—	—	—	2,385
Keith Haviland	—	—	—	2,385
Mario P. Vitale	—	—	—	2,385
Executive Officers
Keshav R. Murugesh	201,293	70,551	April 29, 2019	561,705
	—	59,039	April 22, 2019	—
	—	6,292	April 25, 2019	—
	—	9,499	April 26, 2019	—
	—	114,240	April 27, 2019	—
Sanjay Puria	15,392	796	April 25, 2019	75,145
	—	1,048	April 26, 2019	—
	—	600	April 26, 2019	—
	—	12,025	April 27, 2019	—
Gautam Barai	11,735	556	April 25, 2019	47,556
	—	534	April 26, 2019	—
	—	600	April 26, 2019	—
	—	7,215	April 27, 2019	—
Swaminathan Rajamani	10,627	516	April 25, 2019	58,825
	—	898	April 26, 2019	—
	—	600	April 26, 2019	—
	—	8,190	April 27, 2019	—

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2019 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 50,051,920 ordinary shares (excluding 1,101,300 treasury shares) outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	7,779,730	15.5%
FMR LLC (3)	4,692,575	9.4%
Nalanda India Fund Limited (4)	4,122,196	8.2%
Wellington Management Group LLP(5)	2,756,181	5.5%

Notes:

(1)	Based on an aggregate of 50,051,920 ordinary shares (excluding 1,101,300 treasury shares) outstanding as at March 31, 2019.
(2)

Information is based on Amendment No. 8 to a report on Schedule 13G jointly filed with the Commission on February 14, 2019 by Waddell & Reed Financial, Inc. (“WDR”) and Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of WDR. These shares are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO. The investment advisory contracts grant IICO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of these shares. IICO and WDR are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to IICO.

(3)

Information is based on Amendment No. 15 to a report on Schedule 13G jointly filed with the Commission on February 13, 2019 by FMR LLC and Abigail P. Johnson. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 15, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the US Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company (“FMR Co”), a wholly-owned subsidiary of FMR LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. According to this Amendment No. 15, of these shares, FMR LLC and Abigail P. Johnson each has the sole power to vote or direct the vote over 1,508,849 shares and the sole power to dispose or direct the disposition of all 4,692,575 shares.

(4)	Information is based on Amendment No.5 to a report on Schedule 13G filed with the Commission on February 12, 2019 by Nalanda India Fund Limited.
(5)

Information is based on a report on Schedule 13G jointly filed with the Commission on February 12, 2019 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the “Wellington Investment Advisers”), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. According to this Schedule 13G, of these 2,756,181 shares, (i) each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP has shared voting power over 2,151,271 shares and shared dispositive power over all 2,756,181 shares and (ii) Wellington Management Company LLP has shared voting power over 2,089,034 shares and shared dispositive power over 2,666,272 shares.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

WDR reported its percentage ownership of our ordinary shares to be 19.8% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G filed with the Commission on February 14, 2017, 18.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G filed with the Commission on February 14, 2018, and 15.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 8 to a report on Schedule 13G filed with the Commission on February 14, 2019.

•

FMR LLC reported its percentage ownership of our ordinary shares to be 9.989% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 12 to a report on Schedule 13G jointly filed with the Commission on February 14, 2017, 10.458% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 13 to a report on Schedule 13G jointly filed with the Commission on April 10, 2017, 8.934% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 14 to a report on Schedule 13G jointly filed with the Commission on February 13, 2018, and 9.397% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 15 to a report on Schedule 13G jointly filed with the Commission on February 13, 2019.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2019, 15,349,240 of our ordinary shares, representing 30.01% of our outstanding ordinary shares, were held by a total of 12 holders of record with addresses in the US. As at the same date, 49,777,817 of our ADSs (representing 49,777,817 ordinary shares), representing 99.45% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.

In April 2019, Mr Keshav Murugesh was appointed as the Chairman of NASSCOM. Prior to being appointed as Chairman, he held the position of the Vice-Chairman of the Executive Council of NASSCOM. During fiscal 2019, we have paid membership and subscription charges and sponsorship and participation fees for various events conducted by NASSCOM amounting to $98.

Ms. Renu S Karnad is a Director on the Board of HDFC Asset Management Company Limited. We have invested in mutual funds of this company and the principal outstanding as at March 31, 2019 was $7,519.

During fiscal 2015, Mr. Gareth Williams was appointed as a Non-Executive director of SAGA Plc. who is our client. During fiscal 2019, we earned a net revenue of $1,267 from this client.

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

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013, which has been renewed on similar terms for another five years starting from April 2018. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2015 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,189 million ($31.7 million based on the exchange rate on March 31, 2019) in additional taxes, including interest of ₹755.6 million ($10.9 million based on the exchange rate on March 31, 2019).

The following sets forth the details of these orders of assessment:

Entities	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
	(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$0.2	(1)	₹	3.1	$0.1	(1)
WNS Global	Fiscal 2005	₹	27.4	$0.4	(1)	₹	8.6	$0.1	(1)
WNS Global	Fiscal 2006	₹	489.1	$7.1	(1)	₹	181.5	$2.5	(1)
Permanent establishment of WNS UK in India	Fiscal 2006	₹	67.9	$1.0	(1)	₹	24.1	$0.3	(1)
WNS Global	Fiscal 2007	₹	98.7	$1.4	(1)	₹	31.9	$0.5	(1)
Permanent establishment of WNS NA Inc. (“WNS NA”) and WNS UK in India	Fiscal 2007	₹	18.6	$0.3	(1)	₹	4.4	$0.1	(1)
Permanent establishment of WNS NA in India	Fiscal 2008	₹	19.5	$0.3	(1)	₹	—	$—
Permanent establishment of WNS UK in India	Fiscal 2009	₹	6.7	$0.1	(1)	₹	—	$—
WNS Global	Fiscal 2009	₹	55.2	$0.8	(1)	₹	—	$—
WNS BCS	Fiscal 2010	₹	1.0	$0.1	(1)	₹	—	$—
WNS Global	Fiscal 2012	₹	305.7	$4.3	(1)	₹	107.4	$1.6	(1)
WNS Global	Fiscal 2013	₹	423.0	$6.1	(1)	₹	137.2	$2.0	(1)
WNS Global	Fiscal 2014	₹	480.1	$6.9	(1)	₹	257.4	$3.7	(1)
WNS Global	Fiscal 2015	₹	183.6	$2.7	(1)	₹	—	$—
Total		₹	2,189.0	$31.7	(1)	₹	755.6	$10.9	(1)

Note:

(1)	Based on the exchange rate as at March 31, 2019.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2019, we have provided a tax reserve of ₹806.2 million ($11.7 million based on the exchange rate on March 31, 2019) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹3,812.8 million ($55.1 million based on the exchange rate on March 31, 2019) in additional taxes, including interest of ₹1,273.4 million ($18.4 million based on the exchange rate on March 31, 2019). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹874.4 million ($12.6 million based on the exchange rate on March 31, 2019) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2019, corporate tax returns for fiscal 2016 and thereafter remain subject to examination by tax authorities in India.

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

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.0 million based on the exchange rate on March 31, 2019) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2019) in connection with the review of our tax return for fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Dividend Policy

Subject to the provisions of the 1991 Law and our Articles of Association, we may by ordinary resolution declare dividends to be paid to our shareholders according to their respective rights. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our Board may pay an interim dividend, if paying an interim dividend appears to the Board to be justified. See “Part I — Item 10. Additional Information — B. Memorandum and Articles of Association.” We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2019 was 50,051,920 (excluding 1,101,300 treasury shares). As at March 31, 2019, there were 49,776,517 ADSs outstanding (representing 49,776,517 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2015	$25.97	$17.11
2016	$34.36	$23.28
2017	$32.82	$24.82
2018	$48.26	$27.69
2019	$54.49	$39.24
Fiscal Quarter:
2018
First quarter	$34.67	$27.69
Second quarter	$37.42	$33.28
Third quarter	$42.36	$35.94
Fourth quarter	$48.26	$38.68
2019
First quarter	$53.88	$44.37
Second quarter	$54.37	$47.78
Third quarter	$51.60	$39.56
Fourth quarter	$54.49	$39.24
Month:
November 2018	$51.60	$47.63
December 2018	$49.91	$39.56
January 2019	$50.90	$39.24
February 2019	$54.49	$48.73
March 2019	$54.33	$51.50
April 2019	$57.46	$52.81

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

The address of our secretary, Mourant Secretaries (Jersey) Limited (formerly known as Mourant Ozannes Secretaries (Jersey) Limited) and share registrar, Mourant Governance Services (Jersey) Limited (formerly known as Mourant Ozannes Corporate Services (Jersey) Limited) is at 22 Grenville Street, St Helier, Jersey JE4 8PX. Our share register is maintained at the premises of Mourant Governance Services (Jersey) Limited.

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

Share Capital

As at March 31, 2019, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2019, 2018 and 2017, we had 50,051,920 shares (excluding 1,101,300 treasury shares), 50,434,080 shares (excluding 4,400,000 treasury shares) and 50,012,559 shares (excluding 3,300,000 treasury shares), respectively. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

Shareholder Resolutions

An ordinary resolution requires the affirmative vote of a simple majority (that is, more than 50%) of our shareholders entitled to vote in person (or by corporate representative in case of a corporate entity) or by proxy at a general meeting.

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

Issue of Shares and Pre-emptive Rights

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

In January 2017, WNS North America Inc. entered into the stock purchase agreement dated as of January 10, 2017 with the Sellers, the Optionholders and the Sellers Representative (each as defined therein). Under the agreement, we acquired all outstanding shares of Denali, a provider of strategic procurement BPM solutions for a purchase consideration of $38.7 million (including contingent consideration of up to $6.3 million, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $0.5 million payable in the first quarter of fiscal 2018), subject to adjustments for cash and working capital. We have funded the acquisition through a three-year secured term loan with BNP Paribas, Hong Kong, described in item 4 below.

(2) Stock Purchase Agreement and Plan of Merger dated as of March 15, 2017 by and among WNS Global Services Private Limited, WNS North America Inc., WNS Healthcare North America LLC, HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein).

In March 2017, WNS Global Services Private Limited, WNS North America Inc. and WNS Healthcare North America LLC entered into the stock purchase agreement and plan of merger dated as of March 15, 2017 with HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein). Under the agreement, we acquired all ownership interests of HealthHelp, which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68.9 million, including working capital adjustments of $0.6 million and contingent consideration of $8.5 million, payable over a period of two years and dependent on the achievement of revenue targets and continuation of a specified client contract. We have funded the acquisition primarily with a five year term loan with HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK, described in item 5 below.

(3) Share Purchase Agreement dated March 11, 2016 between WNS Global Services Private Limited, the Sellers (as defined therein) and Value Edge Research Services Private Limited and (4) Amendment Agreement dated May 25, 2016 between WNS Global Services Private Limited, the Sellers (as defined therein) and Value Edge Research Services Private Limited.

In March 2016, WNS Global Services Private Limited entered into the share purchase agreement dated March 11, 2016 with the Sellers (as defined therein) and Value Edge Research Services Private Limited. Under the agreement, we acquired all outstanding equity shares of Value Edge, which provides business research and analytics reports and databases across the domains of pharmaceutical, biotech and medical devices. The purchase price payable by us was $18.3 million, including working capital adjustments of $0.8 million and contingent consideration of $5.1 million, subject to compliance with certain conditions and payable over a period of three years. We funded this acquisition with cash on hand.

(4) Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong.

In January 2017, WNS North America Inc. obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over substantially all of the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt services ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual instalments. The first five repayment instalments, commencing in July 2017, are $5.65 million each and the sixth and final repayment instalment is $5.75 million.

(5) Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK.

In March 2017, WNS (Mauritius) Limited obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Limited and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt services ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in 10 semi-annual instalments of $8.4 million each, commencing in September 2017.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)		Average(2)		High		Low
2015	₹	62.31	₹	61.11	₹	63.67	₹	58.30
2016		66.25		65.39		68.84		61.99
2017		64.85		67.01		68.86		64.85
2018		65.11		64.46		65.71		63.38
2019		69.16		69.87		74.33		64.92
2020 (until May 10, 2019)		70.02		69.46		70.21		68.58

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High		Low
November 2018	₹	73.45	₹	69.62
December 2018		72.44		69.58
January 2019		71.40		69.63
February 2019		71.66		70.56
March 2019		70.91		68.60
April 2019		70.19		68.58
May 2019 (until May 10, 2019)		70.21		69.08

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2015	£0.67	£0.62	£0.68	£0.58
2016	0.70	0.66	0.72	0.63
2017	0.80	0.77	0.83	0.68
2018	0.71	0.75	0.81	0.70
2019	0.77	0.76	0.80	0.70
2020 (until May 10, 2019)	0.77	0.77	0.78	0.76

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2018	£0.79	£0.76
December 2018	0.80	0.78
January 2019	0.79	0.76
February 2019	0.78	0.75
March 2019	0.77	0.75
April 2019	0.78	0.76
May 2019 (until May 10, 2019)	0.77	0.76

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 43.8% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2019 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for fiscal 2019, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $23.5 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $21.9 million for fiscal 2019, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $7.6 million for fiscal 2019, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $3.9 million for fiscal 2019. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee for fiscal 2019 by approximately $31.0 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand for fiscal 2019 by approximately $6.5 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso for fiscal 2019 by approximately $7.5 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix of fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. The amounts outstanding under the swap agreements as at March 31, 2019 aggregated to $61.8 million.

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2019, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2019, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2019, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2019, has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

WNS (Holdings) Limited

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2019, and our report dated May 15, 2019 expressed an unqualified opinion on those consolidated financial statements.

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
May 15, 2019

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Michael Menezes (Chairman), Keith Haviland, Mario P. Vitale and Ms. Francoise Gri. Each of Messrs. Menezes, Haviland and Vitale and Ms. Gri is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Menezes qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. The Code of Business Ethics and Conduct was amended in October, 2016 and July, 2018 to refresh our core purposes and values. We have posted the code on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for fiscal 2019. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton India LLP and Grant Thornton member firms for fiscal 2019 and fiscal 2018.

	Fiscal
	2019	2018
Audit fees	$643,250	$639,930
Audit-related fees	22,500	38,200
Tax fees	21,000	21,000
Total	$686,750	$699,130

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

In fiscal 2019, we purchased 1,101,300 ADSs in the open market for a total consideration of $56.4 million (including transaction costs of $11,000). We also paid $55,000 towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs.

In fiscal 2019, we received authorization from our Board of Directors to cancel, and cancelled, 4.4 million ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

The table below sets forth the details of ADSs repurchased during fiscal 2019, fiscal 2018 and fiscal 2017 under the above mentioned share repurchase programs:

Period	No. of ADSs purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $50 per ADS)
April 1 to April 30, 2016	—	—	—	$165,000
May 1 to May 31, 2016	39,732	30.39	39,732	163,013
June 1 to June 30, 2016	710,268	30.49	710,268	127,500
July 1 to July 31, 2016	—	—	—	127,500
August 1 to August 31, 2016	395,444	29.43	395,444	107,728
September 1 to September 30, 2016	—	—	—	107,728
October 1 to October 31, 2016	898,366	28.09	898,366	62,810
November 1 to November 30, 2016	156,190	27.47	156,190	55,000
December 1 to December 31, 2016	—	—	—	55,000
January 1 to January 31, 2017	—	—	—	55,000
February 1 to February 28, 2017	—	—	—	55,000
March 1 to March 31, 2017	—	—	—	55,000
April 1 to April 30, 2017	—	—	—	55,000
May 1 to May 31, 2017	—	—	—	55,000
June 1 to June 30, 2017	—	—	—	55,000
July 1 to July 31, 2017	—	—	—	55,000
August 1 to August 31, 2017	425,081	35.21	425,081	33,746
September 1 to September 30, 2017	454,458	36.02	454,458	11,023
October 1 to October 31, 2017	220,461	37.15	220,461	—
Total	3,300,000	31.38	3,300,000	$—

Period	No. of ADSs purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $100 per ADS)
April 1 to April 30, 2018	—	—	—	$330,000
May 1 to May 31, 2018	120,500	50.09	120,500	317,950
June 1 to June 30, 2018	329,800	52.44	329,800	284,970
July 1 to July 31, 2018	408,142	50.64	408,142	244,156
August 1 to August 31, 2018	241,558	50.86	241,558	220,000
September 1 to September 30, 2018	—	—	—	220,000
October 1 to October 31, 2018	—	—	—	220,000
November 1 to November 30, 2018	—	—	—	220,000
December 1 to December 31, 2018	—	—	—	220,000
January 1 to January 31, 2019	—	—	—	220,000
February 1 to February 28, 2019	1,300	51.00	1,300	219,870
March 1 to March 31, 2019	—	—	—	219,870
Total	1,101,300	51.17	1,101,300	$219,870

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our Corporate Governance Guidelines were last amended in February 2019. We have posted our amended Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Adrian T. Dillon, John Freeland and Gareth Williams and Mrs. Renu S. Karnad are members of our Board of Directors and they serve on each of our Compensation Committee and Nominating and Corporate Governance Committee. Messrs. Michael Menezes, Keith Haviland and Mario P. Vitale and Ms. Francoise Gri serve on our Audit Committee. Each of Messrs. Dillon, Freeland, Menezes, Williams, Haviland and Vitale, Ms. Gri and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

We are not aware of any significant differences between our corporate governance practices and those required to be followed by US issuers under the NYSE listing standards.As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, including disclosure relating to any conflicts of interests concerning the issuer’s compensation consultants, and our directors, senior management and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section  16 of the Exchange Act.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2019 and 2018

•	Consolidated Statements of Income for the years ended March 31, 2019, 2018 and 2017

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2019, 2018 and 2017

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2019, 2018 and 2017

•	Consolidated Statements of Cash Flows for the years ended March 31, 2019, 2018 and 2017

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by ADR, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

4.1	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.2	Form of the First Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix B to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2018.

4.3	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.4	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10 th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.5	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8 th , 9 th and 11 th floors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.6	Lease Deed commencing April 1, 2016 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.7	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10 — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.8	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5—incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.9	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11 - incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.10	Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong - incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

4.11	Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK - incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm.**

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 15, 2019

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

WNS (Holdings) Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 15, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Mumbai, India
May 15, 2019

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2019	March 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	6	$85,444	$99,829
Investments	7	67,913	120,960
Trade receivables, net	8	73,872	71,388
Unbilled revenue	8	66,752	61,721
Funds held for clients		7,063	10,066
Derivative assets	14	13,394	11,738
Contract assets		4,190	—
Prepayments and other current assets	9	16,783	24,847

Total current assets		335,411	400,549
Non-current assets:
Goodwill	10	130,811	135,186
Intangible assets	11	80,188	89,652
Property and equipment	12	60,998	60,606
Derivative assets	14	5,687	3,245
Deferred tax assets	25	23,772	27,395
Investments	7	82,487	542
Contract assets		22,037	—
Other non-current assets	9	44,239	42,388

Total non-current assets		450,219	359,014

TOTAL ASSETS		$785,630	$759,563

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$17,831	$19,703
Provisions and accrued expenses	16	27,619	28,826
Derivative liabilities	14	2,096	6,466
Pension and other employee obligations	15	68,121	64,617
Current portion of long-term debt	13	27,969	27,740
Contract liabilities	17	5,427	2,908
Current taxes payable	25	2,603	1,262
Other liabilities	18	10,294	15,739

Total current liabilities		161,960	167,261
Non-current liabilities:
Derivative liabilities	14	307	2,289
Pension and other employee obligations	15	11,248	9,621
Long term debt	13	33,422	61,391
Contract liabilities	17	6,609	571
Other non-current liabilities	18	8,959	11,662
Deferred tax liabilities	25	10,706	11,812

Total non-current liabilities		71,251	97,346

TOTAL LIABILITIES		$233,211	$264,607

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,153,220 shares and 54,834,080 shares each as at March 31, 2019 and March 31, 2018, respectively)	19	8,056	8,533
Share premium		269,529	371,764
Retained earnings		478,145	364,424
Other components of equity		(146,894)	(115,534)

Total shareholder’s equity, including shares held in treasury		608,836	629,187

Less: 1,101,300 shares as at March 31, 2019 and 4,400,000 shares as at March 31, 2018, held in treasury, at cost	19	(56,417)	(134,231)

Total shareholders’ equity		552,419	494,956

TOTAL LIABILITIES AND EQUITY		$785,630	$759,563

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2019	2018	2017
Revenue	20	$809,120	$757,956	$602,546
Cost of revenue	21	518,236	503,130	403,324

Gross profit		290,884	254,826	199,222
Operating expenses:
Selling and marketing expenses	21	44,573	41,767	32,631
General and administrative expenses	21	115,261	117,626	91,742
Foreign exchange gain, net		(4,495)	(14,973)	(14,514)
Impairment of goodwill	10	—	—	21,673
Amortization of intangible assets	11	15,783	15,505	20,539

Operating profit		119,762	94,901	47,151
Other income, net	23	(14,594)	(11,230)	(8,689)
Finance expense	22	3,204	4,264	547

Profit before income taxes		131,152	101,867	55,293
Income tax expense	25	25,719	15,431	17,530

Profit after tax		$105,433	$86,436	$37,763

Earnings per ordinary share	26

Basic		$2.10	$1.72	$0.75

Diluted		$2.02	$1.63	$0.71

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2019	2018	2017
Profit after tax		$105,433	$86,436	$37,763
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax		(104)	2,486	(1,804)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)		13,582	(341)	43,118
Net change in time value of option contracts designated as cash flow hedges		(2,484)	—	—
Reclassification to profit or loss		(486)	(26,436)	(24,777)
Foreign currency translation (loss)/gain		(37,230)	14,202	(7,810)
Income tax (expense)/benefit relating to above	25	(1,877)	9,409	(6,921)

		$(28,495)	$(3,166)	$3,610

Total other comprehensive (loss)/income, net of taxes		$(28,599)	$(680)	$1,806

Total comprehensive income		$76,834	$85,756	$39,569

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Treasury shares		Total shareholders’ equity
	Number	Par value						Number	Amount
Balance as at April 1, 2016	52,406,304	$8,211	$306,874	$240,225	$(124,357)	$5,928	$1,769	1,100,000	$(30,461)	$408,189
Shares issued for exercised options and restricted share units (“RSUs”) (Refer note 24)	906,255	122	8,819	—	—	—	—	—	—	8,941
Purchase of treasury shares (Refer note 19)	—	—	—	—	—	—	—	2,200,000	(64,224)	(64,224)
Share-based compensation expense (Refer note 24)	—	—	23,036	—	—	—	—	—	—	23,036
Excess tax benefits relating to share-based options and RSUs (Refer note 25)	—	—	(445)	—	—	—	—	—	—	(445)

Transactions with owners	906,255	122	31,410	—	—	—	—	2,200,000	(64,224)	(32,692)

Profit after tax	—	—	—	37,763	—	—	—	—	—	37,763
Other comprehensive income/(loss), net of taxes	—	—	—	—	(7,810)	11,420	(1,804)	—	—	1,806

Total comprehensive income/(loss) for the year	—	—	—	37,763	(7,810)	11,420	(1,804)	—	—	39,569

Balance as at March 31, 2017	53,312,559	$8,333	$338,284	$277,988	$(132,167)	$17,348	$(35)	3,300,000	$(94,685)	$415,066

See accompanying notes.

					Other components of equity
			Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments			Total shareholders’ equity
	Share capital							Treasury shares
	Number	Par value						Number	Amount
Balance as at April 1, 2017	53,312,559	$8,333	$338,284	$277,988	$(132,167)	$17,348	$(35)	3,300,000	$(94,685)	$415,066
Shares issued for exercised options and RSUs (Refer note 24)	1,521,521	200	1,147	—	—	—	—	—	—	1,347
Purchase of treasury shares (Refer note 19)	—	—	—	—	—	—	—	1,100,000	(39,546)	(39,546)
Share-based compensation expense (Refer note 24)	—	—	30,565	—	—	—	—	—	—	30,565
Purchase of equity from non-controlling interest	—	—	(52)	—	—	—	—	—	—	(52)
Excess tax benefits relating to share-based options and RSUs (Refer note 25)	—	—	1,820	—	—	—	—	—	—	1,820

Transactions with owners	1,521,521	200	33,480	—	—	—	—	1,100,000	(39,546)	(5,866)

Profit after tax	—	—	—	86,436	—	—	—	—	—	86,436
Other comprehensive income/(loss), net of taxes	—	—	—	—	14,202	(17,368)	2,486	—	—	(680)

Total comprehensive income/(loss) for the year	—	—	—	86,436	14,202	(17,368)	2,486	—	—	85,756

Balance as at March 31, 2018	54,834,080	$8,533	$371,764	$364,424	$(117,965)	$(20)	$2,451	4,400,000	$(134,231)	$494,956

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Treasury shares		Total shareholders’ equity
	Number	Par value						Number	Amount
Balance as at March 31, 2018	54,834,080	$8,533	$371,764	$364,424	$(117,965)	$(20)	$2,451	4,400,000	$(134,231)	$494,956
Adoption of IFRS 9 (net of tax) (Refer Note 4)	—	—	—	2,777	—	(2,761)	—	—	—	16
Adoption of IFRS 15 (net of tax) (Refer Note 4)	—	—	—	5,511	—	—	—	—	—	5,511
Balance as at April 1, 2018	54,834,080	8,533	371,764	372,712	(117,965)	(2,781)	2,451	4,400,000	(134,231)	500,483
Shares issued for exercised options and RSUs (Refer Note 24)	719,140	96	(96)	—	—	—	—	—	—	—
Cancellation of treasury shares (Refer Note 19)	(4,400,000)	(573)	(133,658)	—	—	—	—	(4,400,000)	134,231	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	1,101,300	(56,417)	(56,417)
Share-based compensation (Refer Note 24)	—	—	30,305	—	—	—	—	—	—	30,305
Excess tax benefits relating to share-based options and RSUs (Refer Note 25)	—	—	1,214	—	—	—	—	—	—	1,214

Transactions with owners	(3,680,860)	(477)	(102,235)	—	—	—	—	(3,298,700)	77,814	(24,898)

Profit after tax	—	—	—	105,433	—	—	—	—	—	105,433
Other comprehensive loss, net of taxes	—	—	—	—	(37,230)	8,735	(104)	—	—	(28,599)

Total comprehensive income/(loss) for the period	—	—	—	105,433	(37,230)	8,735	(104)	—	—	76,834

Balance as at March 31, 2019	51,153,220	8,056	269,529	$478,145	$(155,195)	$5,954	$2,347	1,101,300	$(56,417)	$552,419

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

		Year ended March 31,
	Notes	2019	2018	2017
Cash flows from operating activities:
Profit after tax		$105,433	$86,436	$37,763
Adjustments to reconcile profit after tax to net cash generated from operating activities:
Depreciation and amortization		36,117	35,459	37,442
Impairment of goodwill	10	—	—	21,673
Share-based compensation expense		30,305	30,565	23,036
Amortization of debt issue cost		360	488	52
Allowances for expected credit losses (“ECL”)		659	(499)	(1,040)
Unrealized exchange (gain)/loss, net		(2,441)	2,663	(11,123)
Current tax expense		27,526	24,494	25,785
Interest expense		2,844	3,778	495
Interest income		(2,556)	(3,693)	(2,083)
Income from marketable securities		(7,979)	(3,570)	(4,131)
Unrealized gain on investments		—	(3)	(6)
Income from funds held in escrow		—	(239)	(280)
Reversal of contingent consideration in relation to acquisition of HealthHelp	5(b)	—	(1,324)	—
Loss/ (gain) on sale of property and equipment		25	(325)	143
Deferred income taxes		(1,807)	(9,063)	(8,255)
Deferred rent		1,578	1,289	1,136
Excess tax benefit from share-based compensation expense		(1,260)	(685)	(270)
Unrealized (gain)/loss on derivative instruments		(372)	5,283	(1,930)
Others, net		—	—	23
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue		(14,822)	(16,413)	(1,630)
Other assets		(17,340)	(4,196)	(2,137)
Trade payables		(585)	2,029	(4,203)
Contract liabilities		8,714	(2,560)	2,303
Other liabilities		8,279	13,722	6,914

Cash generated from operating activities before interest and income taxes:		172,678	163,636	119,677
Income taxes paid		(22,992)	(27,265)	(29,462)
Interest paid		(2,521)	(3,390)	(84)
Interest received		2,489	3,327	2,004

Net cash provided by operating activities		149,654	136,308	92,135

Cash flows from investing activities:
Acquisition of HotelBeds Group S.L.U (“HotelBeds”)	5(a)	(233)	—	—
Acquisition of MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), net of cash acquired	5(b)	—	—	(56,674)
Adjustment towards acquisition of HealthHelp, net	5(b)	—	(573)	—
Repayment of long-term debt of HealthHelp	5(b)	—	—	(29,249)
Acquisition of Denali Sourcing Services Inc. (“Denali”), net of cash acquired	5(c)	—	—	(31,886)
Adjustment towards acquisition of Denali, net	5(c)	—	446	—
Acquisition of Value Edge Research Services Private Limited (“Value Edge”), net of cash acquired	5(d)	—	—	(12,720)
Restricted cash, held in escrow	5(d)	—	—	(5,112)
Payment of contingent considerations in relation to acquisitions	5(b&c)	(6,922)	(5,465)	—
Proceeds from restricted cash, held in escrow		—	239	280
Government grant received		—	200	—
Government grants repaid		(200)	(136)	—
Payment for property and equipment and intangible assets		(32,292)	(33,684)	(22,867)
Proceeds from sale of property and equipment		120	367	443
Investment in fixed deposits		(27,899)	(26,532)	(24,672)
Proceeds from maturity of fixed deposits		31,336	30,698	15,112
Investment in marketable securities (long-term)		(78,823)	—	—
Marketable securities (short-term) sold / (purchased), net		42,037	(12,761)	32,413
Profit on sale of marketable securities (short-term)		1,497	—	—
Dividends received		32	3,570	4,127
Investment in mutual funds		—	(52)	(462)
Proceeds from maturity of fixed maturity plans (“FMPs”)		—	100	—

Net cash used in investing activities		(71,347)	(43,583)	(131,267)

Cash flows from financing activities:
Repurchase of shares		(56,417)	(39,546)	(64,224)
Proceeds from exercise of stock options		—	1,347	8,941
Proceeds from long-term debt	13	—	—	118,000
Repayment of long-term debt		(28,100)	(28,100)	—
Repayment of short-term borrowings, net		—	—	(475)
Payment of debt issuance cost		—	(354)	(953)
Purchase of equity of non-controlling interest		—	(52)	—
Excess tax benefit from share-based compensation expense		1,260	685	270

Net cash (used in)/provided by financing activities		(83,257)	(66,020)	61,559

Exchange difference on cash and cash equivalents		(9,435)	3,321	5,522
Net change in cash and cash equivalents		(14,385)	30,026	27,949
Cash and cash equivalents at the beginning of the year		99,829	69,803	41,854

Cash and cash equivalents at the end of the year		$85,444	$99,829	$69,803

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$6,114	$5,440	$4,292
(ii) Contingent consideration payable towards acquisitions	18	—	—	19,678
(iii) Liability towards deferred consideration	5(c)	—	—	522
(iv) Release of restricted cash, held in escrow	5(d)	1,535	1,535	—
Financing activities
(i) Short-term line of credit of Denali	5(c)	—	—	475

See accompanying notes.

Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Opening balance April 1, 2018	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2019
Long-term debt (including current portion)	$89,131	$(28,100)	$360	$61,391

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), Germany, London (UK), New Jersey (US), Singapore and France and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, Spain, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the travel, shipping and logistics services, utilities, retail and consumer products group, banking and financial and consulting and professional services, insurance services, healthcare, auto claims and others.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 15, 2019.

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

Accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year March 31, 2018, except in relation to the new standards, IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments”, adopted on April 1, 2018 (Refer Note 4).

b.	Basis of measurement

These consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Share-based payment transactions;

c.	Marketable securities and investments in mutual funds;

d.	Investments in FMPs; and

e.	Contingent consideration.

c.	Use of estimates and judgments

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

The Company’s determination of whether BPM services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

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

iii.	Deferred income taxes

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

An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. The actual results may vary, and may cause significant adjustments to the Company’s assets within the next financial year. The calculation of impairment loss involves significant estimates and assumptions which include revenue and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate and future economic and market conditions.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

v.	Valuation of derivative financial instruments

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

vi.	Accounting for defined benefit plans

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

vii.	Share-based compensation expense

The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest and valuation using the Black-Scholes-Merton pricing model, Monte-Carlo simulation and the binomial lattice model.

viii.	Business combinations

Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations.”

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

xi.	Impairment of non-derivative financial assets

The Company applies the forward-looking expected credit loss (“ECL”) model for recognizing impairment loss on financial assets that are measured at amortized cost or at fair value through other comprehensive income (“FVOCI”). The Company applies the simplified approach for determining the lifetime ECL allowance using the Company’s historical credit loss experience adjusted for factors that are specific to the debtor. For all other financial assets, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition.

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

Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations.”

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

All inter-company and intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated on consolidation.

e.	Functional and presentation currency

The financial statements of each of the Company’s subsidiaries are presented using the currency of the primary economic environment in which these entities operate (i.e. the functional currency). The consolidated financial statements are presented in US dollars (“USD”) which is the presentation currency of the Company and has been rounded off to the nearest thousands.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

g.	Financial instruments — initial recognition and subsequent measurement

Financial instruments are classified in the following categories:

•	Non-derivative financial assets at amortized cost or at fair value through profit or loss (“FVTPL”).

•	Non-derivative financial liabilities at FVTPL or at amortized cost.

•	Derivative financial instruments under the category of financial assets or financial liabilities at FVTPL or at FVOCI.

The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of the Company’s financial instruments at initial recognition.

Non-derivative financial instruments are recognized initially at fair value. Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

i.	Non-derivative financial assets

a)	Financial assets at amortized cost

Financial assets that meet the following criteria are measured at amortized cost (except for investments that are designated at FVTPL on initial recognition):

i)	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

ii)	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. They are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, less any impairment losses.

b)	Financial assets at FVTPL

Financial assets that do not meet the amortized cost or FVOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in the consolidated statement of income. The gains or losses on disposal of financial assets at FVTPL are recognized in the consolidated statement of income.

Interest income on financial assets at FVTPL is recognized in the consolidated statement of income. Dividend on financial assets at FVTPL is recognized when the Company’s right to receive the dividend is established.

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

After initial recognition, contingent consideration is subsequently measured at fair value and the changes to the fair value are recognized in the consolidated statement of income.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iii.	Derivative financial instruments and hedge accounting

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank. The Company holds derivative financial instruments such as foreign exchange forward and option contracts and interest rate swaps to hedge certain foreign currency and interest rate exposures.

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

For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income/(loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains/losses, net in the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in the cash flow hedging reserve (in other comprehensive income/(loss)) until the period the hedge was effective remains in the cash flow hedging reserve until the forecasted transaction occurs. Cash flow hedge on interest rate swaps are recorded under finance expense, net. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately, in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

Gains/losses on cash flow hedges on forecasted revenue transactions are recorded in foreign exchange gains/losses forming part of revenue. Changes in fair value of foreign currency derivative instruments not designated as cash flow hedges are recognized in the consolidated statement of income and reported within foreign exchange gains, net within results from operating activities.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

vi.	Impairment of non-derivative financial assets

The Company applies the forward-looking ECL model for recognizing impairment loss on financial assets that are measured at amortized cost or at FVOCI. Loss allowance for trade receivables and unbilled revenue with no significant financing component are measured at an amount equal to lifetime ECL. The Company applies the simplified approach for determining the lifetime ECL allowance using the Company’s historical credit loss experience adjusted for factors that are specific to the debtor.

For all other financial assets, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instruments has not increased significantly since the initial recognition, the Company measures the loss allowance for that financial instrument equal to 12-month ECL. The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date is recognized as an impairment gain/loss in the consolidated statement of income.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Foreign currency translation reserve

Foreign currency translation reserve consists of (i) the exchange difference arising from the translation of the financial statements of foreign subsidiaries and (ii) foreign currency differences arising from intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future, which are considered to form part of net investment in foreign operation.

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

The Company’s marketable securities represent liquid investments and are acquired principally for the purpose of earning daily income. Investments in mutual funds represent investments in mutual fund schemes wherein the mutual fund issuer has invested these funds in enterprise development funds. Investments which are expected to be redeemed after 12 months from the reporting date are classified as non-current investments, otherwise they are classified as current investments.

These investments are designated at fair value through profit or loss and changes in fair value recognized in the consolidated statement of income. The fair value represents the original cost of the investment and the investment’s fair value at each reporting period.

ii.	Investments in fixed maturity plans

The Company’s investments in FMPs represent investments in mutual fund schemes wherein the mutual fund issuer has invested these funds in certificates of deposits with banks in India. The investments in FMPs are designated as fair value through profit or loss and change in fair value is recognized in the consolidated statement of income. The fair value represents original cost of an investment and the investment’s fair value at each reporting period or net asset value as quoted.

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

Investments in fixed deposits consist of term deposits with original maturities of more than three months with banks. These are designated as financial assets at amortized cost.

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

Advances paid towards the acquisition of property and equipment and the cost of property and equipment not ready for use before the reporting date are disclosed as capital work-in-progress in Note 12.

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

Software development costs

Costs incurred for developing software or enhancements to the existing software products to be sold and/or used for internal use are capitalized once the research phase is complete, technological feasibility and commercial feasibility has been established, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. Technological feasibility is established upon completion of a detailed design program or, in its absence, completion of a working model. Significant management judgments and estimates are required in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. Costs that qualify as software development costs include external direct costs of materials and services utilized in developing or obtaining software and compensation and related benefits for employees who are directly associated with the software project. The capitalized costs are amortized on a straight-line basis over the estimated useful life. Costs associated with research phase activities, training, maintenance and all post-implementation stage activities are expensed as incurred.

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets on a straight-line basis, as given below.

Asset description	Weighted average amortization period (in months)
Customer contracts	47
Customer relationships	217
Covenant not-to-compete	48
Trade names	34
Technology	94
Intellectual Property and other rights	24
Software	53
Service mark	Indefinite useful life

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

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $29 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

Gratuity liabilities are determined by actuarial valuation, performed by an independent actuary, at each reporting date using the projected unit credit method. The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, as the case may be, in accordance with IAS 19 – “Employee Benefits.” The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income in the statement of comprehensive income in the period in which they arise.

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

The Company derives revenue from BPM services, comprising back office administration, data management, customer interaction services management, and auto claims handling services.

Revenue from rendering services is recognized on an accrual basis when the promised services are performed for an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenue earned from the end of last billing to the reporting date is recognized as unbilled revenue. Unbilled revenue for certain contracts is classified as contract assets, as the right to consideration is conditional on factors other than the passage of time. Revenue is net of value-added taxes and includes reimbursements of out-of-pocket expenses.

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

Revenues under time-and-material contracts and subscription arrangements are recognized as the related services are provided in accordance with the client contract. Revenues are recognized on cost-plus contracts on the basis of contractually agreed direct and indirect costs incurred on a client contract plus an agreed upon profit mark-up. Revenues are recognized on unit-price based contracts based on the number of specified units of work delivered to a client.

Revenue for performance obligations that are satisfied over time is recognized in accordance with the methods prescribed for measuring the progress. The input method (cost or efforts expended) has been used to measure progress towards completion as there is a direct relationship between inputs and productivity.

In respect of arrangements involving sub-contracting, in part or whole of the assigned work, the Company evaluates revenues to be recognized under criteria established by IFRS 15 “Revenue from Contract with Customers” (“IFRS 15”), application guidance in paragraphs B34 to B38 “Principal versus agent considerations.”

Contracts with customers include variability in transaction price primarily due to service level agreements, gain share, minimum commitment and volume discounts. Revenues relating to such arrangements are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and classified as contract liabilities. These are recognized as revenue when all the recognition criteria have been met. The costs related to the performance of BPM services unrelated to transition services (discussed below) are fulfilment costs classified as contract assets and recognized in the consolidated statement of income when the conditions for revenue recognition have been met. Any upfront payment received towards future services is classified as a contract liability and is recognized in the consolidated statement of income over the period when such services are provided.

All incremental and direct costs incurred for acquiring contracts, such as certain sales commission, are classified as contract assets. Such costs are amortized over the expected life of the contract.

Other upfront fees paid to customers are classified as contract assets. Such costs are amortized over the life of the contract and recorded as an adjustment to the transaction price and reduced from revenue.

For certain BPM customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria of IFRS 15 to be accounted for as a separate performance obligation and has deferred revenue attributable to these activities. Accordingly, transition revenues are classified as contract liabilities and are subsequently recognized ratably over the period in which the BPM services are performed. Costs related to such transition services are fulfillment costs which are directly related to the contract and result in generation or enhancement of resources and are expected to be recoverable under the contract and thereby classified as contract assets and are recognized ratably over the estimated life of the contract. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period they are incurred.

All contracts entered into by the Company specify the payment terms. Usual payment terms range between 30 to 60 days.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue earned by auto claims handling services

Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the UK and the related payment processing for such repairs (“Accident Management”). With respect to Claims Handling, the Company receives either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and revenue for fixed fee is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by IFRS 15 under the application guidance in paragraphs B34 to B38 “Principal versus agent considerations.” When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third-party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether:

a)	the Company has the primary responsibility for providing the services,

b)	the Company negotiates labor rates with repair centers, and

c)	the Company is responsible for timely and satisfactory completion of repairs.

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

Incremental and direct costs incurred to contract with a claimant are classified as contract assets and amortized over the expected period of benefit, not exceeding 15 months. All other costs to the Company are expensed as incurred.

For a description of the Company’s revenue recognition accounting policy in effect before the Company’s adoption of IFRS 15 and “Part I — Item 5. Operating and Financial review and prospects — Critical Accounting Policies and “Part III — Item 18. Financial Statements — Note 2. Summary of significant accounting policies” in the Company’s annual report on Form 20-F for the year ended March 31, 2018.

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

Income tax comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of income except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

i.	Current income tax

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable profit for the period. The tax rates and tax laws used to compute the amount are those that are enacted by the reporting date and applicable for the period. The Company offsets current tax assets and current tax liabilities where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.

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

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2019 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”). Key changes in IFRS 16 include:

•	eliminates the requirement to classify a lease as either operating or finance lease in the books of lessee;

•

introduces a single lessee accounting model, which requires lessee to recognize assets and liabilities for all leases, initially measured at the present value of unavoidable future lease payment. Entity may elect not to apply this accounting requirement to short term leases and leases for which underlying asset is of low value;

•

replaces the straight-line operating lease expense model with a depreciation charge for the lease asset (included within operating costs) and an interest expense on the lease liability (included within finance costs);

•

requires lessee to classify cash payments for principal and interest portion of lease arrangement within financing activities and financing/operating activities respectively in the cash flow statements; and

•	requires entities to determine whether a contract conveys the right to control the use of an identified asset for a period of time to assess whether that contract is, or contains, a lease.

IFRS 16 replaces IAS 17 – “Leases” and related interpretations viz. IFRIC 4 – “Determining whether an Arrangement contains a Lease”; SIC-15 “Operating Leases—Incentives”; and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17 “Leases.” Disclosures, however, have been enhanced.

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. A lessee shall apply IFRS 16 either retrospectively to each prior reporting period presented or record a cumulative effect of initial application of IFRS 16 as an adjustment to opening balance of equity at the date of initial application.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company intends to adopt the “Modified Retrospective Approach” on the date of initial application (April 1, 2019) and make a cumulative adjustment to retained earnings. Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Company will elect the available practical expedients which allows the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company will also elect the practical expedient to not separate lease and non-lease components for all of its leases, non-capitalization of short-term leases and low value assets.

The Company expects that adoption of this standard will have a material effect on its consolidated financial statements. The most significant effects of this new standard on the Company relate to the recognition of new Right of Use (“ROU”) assets and lease liabilities on its financial position for various real estate operating leases. The adoption of IFRS 16 is expected to have a favourable impact on operating profit in fiscal 2020, since a portion of the costs that were previously classified as rental expenses will be classified as interest expense and thus recorded outside operating profit and an unfavourable impact on profit after tax due to interest accruing at a higher rate in earlier years and decreasing over the lease term, while depreciation is recorded on a straight-line basis. The new standard also has an impact on how lease payments are presented in the cash flow statement resulting in an increase in cash flows from operating activities and a decline in cash flows from financing activities.

The adoption of this standard will result in the recognition of ROU assets and lease liabilities for operating leases of approximately $176,000 and $191,000, respectively as of April 1, 2019.

ii.	In June 2017, the IFRIC issued IFRIC 23 “Uncertainty over Income Tax Treatments” (“IFRIC 23”) to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

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

The Company expects the adoption of this standard will have no material impact on its consolidated financial statements.

iii.	In February 2018, the IASB issued amendments to IAS 19 “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments are as follows:

•

If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

•	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

The Company expects the adoption of these amendments will have no material impact on its consolidated financial statements.

iv.	In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” regarding the definition of a “Business.” The amendments:

•

clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The above amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

v.

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) which revised the definition of “Material.” Three aspects of the new definition should especially be noted, as described below:

•

Obscuring. The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A);

•

Could reasonably be expected to influence. The existing definition referred to “could influence” which the Board felt might be understood as requiring too much information as almost anything “could influence” the decisions of some users even if the possibility is remote;

•

Primary users. The existing definition referred only to ‘users’ which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

The amendments highlight five ways in which material information can be obscured:

•	if the language regarding a material item, transaction or other event is vague or unclear;

•	if information regarding a material item, transaction or other event is scattered in different places in the financial statements;

•	if dissimilar items, transactions or other events are inappropriately aggregated;

•	if similar items, transactions or other events are inappropriately disaggregated; and

•	if material information is hidden by immaterial information to the extent that it becomes unclear what information is material.

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Impact on adoption of new IFRS

Adoption of IFRS 15

Effective April 1, 2018, the Company adopted IFRS 15. As a result, the Company has changed its accounting policy for revenue recognition, which has been detailed below.

The Company has applied the standard retrospectively with the cumulative effect being recognized as a transition adjustment to the Company’s opening retained earnings as at April 1, 2018. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 18 “Revenue.” The initial application of the standard applies to active contracts as at April 1, 2018.

The key area impacted upon adoption of IFRS 15 relates to the accounting for sales commission costs. Specifically, under IFRS 15, a portion of sales commission costs have been recorded as an asset and amortized on a straight-line basis over the expected life of contract rather than expensed as incurred under the Company’s former accounting policy (Refer Note 20).

Adoption of IFRS 9

On April 1, 2018, the Company adopted the standard IFRS 9 “Financial Instruments” (“IFRS 9”) by availing the relief from restating comparative information. This standard replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). The cumulative impact on adoption of the standard has been recognized as an adjustment to the Company’s opening retained earnings as at April 1, 2018.

The standard provides limited exception from prospective application of the new standard for the time value of options, when only the intrinsic value is designated by restating the comparative periods. The time value of options did not have any material impact on the consolidated financial statements. Hence, prior period comparative figures have not been restated and the cumulative impact has been recognized as an adjustment to the Company’s retained earnings as at April 1, 2018.

The key areas impacted upon adoption of the standard relates to the recognition of gains/losses on cash flow hedges on intercompany forecasted revenue transactions as part of revenues, which had previously been recognized in the foreign exchange gains/losses, net, accounting for time value of options and the presentation of classification and measurement of the Company’s financial instruments.

The impact of this standard resulted in an increase in retained earnings of $2,777 as at April 1, 2018 with a corresponding increase in the losses in other components of equity of $2,761, increase in trade receivables of $74 and a decrease in other non-current assets of $84.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The cumulative effect of the changes made to the Company’s consolidated statement of financial position as at April 1, 2018 as a result of the adoption of IFRS 15 and IFRS 9 is as follows:

	As at March 31, 2018 (as previously reported)	Transition adjustments on adoption of IFRS 15	Transition adjustments on adoption of IFRS 9	As at April 1, 2018 (as adjusted)
ASSETS
Current assets:
Cash and cash equivalents	$99,829	$—	$—	$99,829
Investments	120,960	—	—	120,960
Trade receivables, net	71,388	—	74	71,462
Unbilled revenue	61,721	—	—	61,721
Funds held for clients	10,066	—	—	10,066
Derivative assets	11,738	—	—	11,738
Prepayments and other current assets	24,847	1,520	—	26,367

Total current assets	400,549	1,520	74	402,143

Non-current assets:
Goodwill	135,186	—	—	135,186
Intangible assets	89,652	—	—	89,652
Property and equipment	60,606	—	—	60,606
Derivative assets	3,245	—	—	3,245
Deferred tax assets	27,395	(1,803)	27	25,619
Investments	542	—	—	542
Other non-current assets	42,388	5,861	(84)	48,165

Total non-current assets	359,014	4,058	(57)	363,015

TOTAL ASSETS	759,563	5,578	17	765,158

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	19,703	—	—	19,703
Provisions and accrued expenses	28,826	—	—	28,826
Derivative liabilities	6,466	—	—	6,466
Pension and other employee obligations	64,617	—	—	64,617
Current portion of long- term debt	27,740	—	—	27,740
Contract liabilities	2,908	27	—	2,935
Current taxes payable	1,262	—	—	1,262
Other liabilities	15,739	—	—	15,739

Total current liabilities	167,261	27	—	167,288

Non-current liabilities:
Derivative liabilities	2,289	—	—	2,289
Pension and other employee obligations	9,621	—	—	9,621
Long- term debt	61,391	—	—	61,391
Contract liabilities	571	37	—	608
Other non-current liabilities	11,662	—	—	11,662
Deferred tax liabilities	11,812	3	1	11,816

Total non-current liabilities	97,346	40	1	97,387

TOTAL LIABILITIES	264,607	67	1	264,675

Shareholders’ equity:
Share capital	8,533	—	—	8,533
Share premium	371,764	—	—	371,764
Retained earnings	364,424	5,511	2,777	372,712
Other components of equity	(115,534)	—	(2,761)	(118,295)
Less: shares, held in treasury, at cost	(134,231)	—	—	(134,231)

Total shareholders’ equity	494,956	5,511	16	500,483

TOTAL LIABILITIES AND EQUITY	$759,563	$5,578	$17	$765,158

Details showing the classification and measurement of the Company’s financial instruments on adoption of IFRS 9 as at April 1, 2018:

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Cash and cash equivalents	Loans and receivables	Financial assets at amortized cost	$99,829	$99,829
Investment in fixed deposits	Loans and receivables	Financial assets at amortized cost	21,548	21,548
Investments in marketable securities and mutual funds	Available for sale	Financial assets at FVTPL	99,954	99,954
Trade receivables	Loans and receivables	Financial assets at amortized cost	71,388	71,388
Unbilled revenue	Loans and receivables	Financial assets at amortized cost	61,721	61,721
Funds held for clients	Loans and receivables	Financial assets at amortized cost	10,066	10,066
Prepayments and other assets	Loans and receivables	Financial assets at amortized cost	4,410	4,410
Other non-current assets	Loans and receivables	Financial assets at amortized cost	10,243	10,243
Derivative assets	Financial assets at FVTPL	Financial assets at FVTPL	2,212	2,212
Derivative assets	Derivative designated as cash flow hedges (carried at fair value)	Financial assets at FVOCI	12,771	12,771

Total carrying value			$394,142	$394,142

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The impact of the adoption of IFRS 15 and IFRS 9 on the Company’s consolidated statement of financial position as at March 31, 2019 was as follows:

	As reported (includes the impact of adoption of IFRS 15 and IFRS 9)	Adjustments on adoption of IFRS 15	Adjustments on adoption of IFRS 9	Balances without adoption of IFRS 15 and IFRS 9
ASSETS
Current assets:
Cash and cash equivalents	$85,444	$—	$—	$85,444
Investments	67,913	—	—	67,913
Trade receivables, net	73,872	—	115	73,987
Unbilled revenue	66,752	—	—	66,752
Funds held for clients	7,063	—	—	7,063
Derivative assets	13,394	—	—	13,394
Contract assets	4,190	(1,820)	—	2,370
Prepayment and other current assets	16,783	—	—	16,783

Total current assets	335,411	(1,820)	115	333,706

Non-current assets:
Goodwill	130,811	—	—	130,811
Intangible assets	80,188	—	—	80,188
Property and equipment	60,998	—	—	60,998
Derivative assets	5,687	—	—	5,687
Deferred tax assets	23,772	1,219	(4)	24,987
Investments	82,487	—	—	82,487
Contract assets	22,037	(6,967)	—	15,070
Other non-current assets	44,239	—	112	44,351

Total non-current assets	450,219	(5,748)	108	444,579

TOTAL ASSETS	785,630	(7,568)	223	778,285

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	17,831	—	—	17,831
Provisions and accrued expenses	27,619	—	—	27,619
Derivative liabilities	2,096	—	—	2,096
Pension and other employee obligations	68,121	—	—	68,121
Current portion of long-term debt	27,969	—	—	27,969
Contract liabilities	5,427	(9)	—	5,418
Current taxes payable	2,603	—	—	2,603
Other liabilities	10,294	—	—	10,294

Total current liabilities	161,960	(9)	—	161,951

Non-current liabilities:
Derivative liabilities	307	—	—	307
Pension and other employee obligations	11,248	—	—	11,248
Long- term debt	33,422	—	—	33,422
Contract liabilities	6,609	—	—	6,609
Other non-current liabilities	8,959	—	—	8,959
Deferred tax liabilities	10,706	(3)	(1)	10,702

Total non-current liabilities	71,251	(3)	(1)	71,247

TOTAL LIABILITIES	233,211	(12)	(1)	233,198

Shareholders’ equity:
Share capital	8,056	—	—	8,056
Share premium	269,529	—	—	269,529
Retained earnings	478,145	(7,864)	(366)	469,915
Other components of equity	(146,894)	308	590	(145,996)
Less: shares, held in treasury, at cost	(56,417)	—	—	(56,417)

Total shareholders’ equity	552,419	(7,556)	224	545,087

TOTAL LIABILITIES AND EQUITY	$785,630	$(7,568)	$223	$778,285

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The impact of the adoption of IFRS 15 and IFRS 9 on the Company’s consolidated statement of income for the year ended March 31, 2019 was as follows:

	Year ended March 31, 2019
	As reported (includes the impact of adoption of IFRS 15 and IFRS 9)	Adjustments on adoption of IFRS 15	Adjustments on adoption of IFRS 9	Amounts without adoption of IFRS 15 and IFRS 9
Revenue	$809,120	$—	$642	$809,762
Cost of revenue	518,236	281	—	518,517

Gross profit	290,884	(281)	642	291,245
Operating expenses:
Selling and marketing expenses	44,573	1,489	—	46,062
General and administrative expenses	115,261	—	(220)	115,041
Foreign exchange gain, net	(4,495)	—	(2,198)	(6,693)
Amortization of intangible assets	15,783	—	—	15,783

Operating profit	119,762	(1,770)	3,060	121,052
Other income, net	(14,594)	—	—	(14,594)
Finance expense	3,204	—	—	3,204

Profit before income taxes	131,152	(1,770)	3,060	132,442
Income tax expense	25,719	583	649	26,951

Profit after tax	$105,433	$(2,353)	$2,411	$105,491

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The impact of the adoption of IFRS 15 and IFRS 9 on the Company’s consolidated cashflows for the year ended March 31, 2019 was as follows:

	Year ended March 31, 2019
	As reported (includes the impact of adoption of IFRS 15 and IFRS 9)	Adjustments on adoption of IFRS 15	Adjustments on adoption of IFRS 9	Amounts without adoption of IFRS 15 and IFRS 9
Cash flows from operating activities:
Profit after tax	$105,433	$(2,353)	$2,411	$105,491
Adjustments to reconcile profit after tax to net cash generated from operating activities:
Depreciation and amortization	36,117	—	—	36,117
Share-based compensation expense	30,305	—	—	30,305
Amortization of debt issue cost	360	—	—	360
Allowances for ECL	659	—	—	659
Unrealized exchange loss/(gain), net	(2,441)	—	—	(2,441)
Current tax expense	27,526	—	—	27,526
Interest expense	2,844	—	—	2,844
Interest income	(2,556)	—	—	(2,556)
Income from marketable securities	(7,979)	—	—	(7,979)
Loss on sale of property and equipment	25	—	—	25
Deferred income taxes	(1,807)	583	649	(575)
Deferred rent	1,578	—	—	1,578
Excess tax benefit from share-based compensation expense	(1,260)	—	—	(1,260)
Unrealized (gain)/loss on derivative instruments	(372)	—	(2,840)	(3,212)
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue	(14,822)	—	(190)	(15,012)
Other assets	(17,340)	1,779	(30)	(15,591)
Trade payables	(585)	—	—	(585)
Contract liabilities	8,714	(9)	—	8,705
Other liabilities	8,279	—	—	8,279

Cash generated from operating activities before interest and income taxes:	172,678	—	—	172,678
Income taxes paid	(22,992)	—	—	(22,992)
Interest paid	(2,521)	—	—	(2,521)
Interest received	2,489	—	—	2,489

Net cash provided by operating activities	149,654	—	—	149,654

Cash flows from investing activities:
Acquisition of HotelBeds	(233)	—	—	(233)
Payment of contingent considerations in relation to acquisitions	(6,922)	—	—	(6,922)
Government grants repaid	(200)	—	—	(200)
Purchase of property and equipment and intangible assets	(32,292)	—	—	(32,292)
Marketable securities (purchased)/sold, net	42,037	—	—	42,037
Proceeds from sale of property and equipment	120	—	—	120
Investment in fixed deposits	(27,899)	—	—	(27,899)
Proceeds from maturity of fixed deposits	31,336	—	—	31,336
Marketable securities (long-term) sold / (purchased), net	(78,823)	—	—	(78,823)
Profit on sale of marketable securities (short-term)	1,497	—	—	1,497
Dividends received	32	—	—	32

Net cash used in investing activities	(71,347)	—	—	(71,347)

Cash flows from financing activities:
Repurchase of shares	(56,417)	—	—	(56,417)
Repayment of long-term debt	(28,100)	—	—	(28,100)
Excess tax benefit from share-based compensation expense	1,260	—	—	1,260

Net cash used in financing activities	(83,257)	—	—	(83,257)

Exchange difference on cash and cash equivalents	(9,435)	—	—	(9,435)
Net change in cash and cash equivalents	(14,385)	—	—	(14,385)
Cash and cash equivalents at the beginning of the year	99,829	—	—	99,829

Cash and cash equivalents at the end of the year	85,444	—	—	85,444

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5. Business Combinations

a) Payment for business transfer (“HotelBeds”)

On October 30, 2018, the Company entered into an agreement with HotelBeds, a leading provider of travel services in Spain, pursuant to which the Company agreed to acquire certain assets and the related workforce of HotelBeds, effective January 1, 2019 (“Acquisition Date”). The net purchase price of the transaction, which was paid in cash was $233. The excess of purchase price over the assets acquired amounted to $203, which has been recognized as goodwill.

Goodwill is attributable mainly to the benefits expected from the acquired assembled workforce and is not expected to be deductible for tax purposes.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

b) HealthHelp

On March 15, 2017 (“Acquisition date”), the Company acquired all ownership interests of HealthHelp, which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68,910, including working capital adjustments of $573 and a contingent consideration of $8,545, payable over a period of two years linked to revenue targets and continuation of an identified client contract. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $8,876.

The Company funded the acquisition primarily with a five year secured term loan. The Company is expected to leverage HealthHelp’s capability in care management to address the needs of payor, provider and insurance organizations.

The Company incurred acquisition related costs of $1,809, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company made a payment of $573 towards working capital adjustments. During the year ended March 31, 2018, a contingent consideration of $3,114 was also paid by the Company to the sellers on achievement of the revenue target in relation to the identified client contract related to the first measurement period and an amount of $1,324 was reversed and credited to its consolidated income statement, due to the shortfall in revenue target achievement for the identified client contract, in accordance with the terms of the share purchase agreement.

During the year ended March 31, 2019, a contingent consideration of $4,438 was paid by the Company to the sellers on achievement of the revenue target in relation to the identified client contract related to the second measurement period.

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

During the year ended March 31, 2018, the Company completed the accounting of the assets acquired and liabilities assumed on acquisition. Corresponding changes to the comparatives for the year ended March 31, 2017 were not made, as the impact of the change on finalization of purchase price allocation is not material to the Company’s consolidated statement of financial position or consolidated statement of income.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

c) Denali

On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali, a provider of strategic procurement BPM solutions for a purchase consideration of $38,668 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in first quarter of fiscal 2018), including adjustments for working capital. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $6,578. The Company funded the acquisition through a three-year secured term loan.

Denali delivers global sourcing and procurement services to high-tech, retail and Consumer Packaged Goods (“CPG”), banking and financial services, utilities, and healthcare verticals. The acquisition of Denali is expected to add a strategic procurement capability to the Company’s existing Finance and Accounting services and will enable the Company to offer procurement solutions to its clients.

The Company incurred acquisition related costs of $502, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company made payment of $522 towards deferred consideration and an amount of $968 was reduced from the purchase consideration towards working capital adjustments. During the year ended March 31, 2018, a contingent consideration of $2,351 was also paid by the Company to the sellers on achievement of the revenue target related to the first measurement period.

During the year ended March 31, 2019, a contingent consideration of $2,484 was paid by the Company to the sellers on achievement of the revenue target related to the second measurement period.

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

During the year ended March 31, 2018, the Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. Corresponding changes to the comparatives for the year ended March 31, 2017 were not made, as the impact of the change on finalization of purchase price allocation is not material to the Company’s consolidated statement of financial position or consolidated statement of income.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

d) Value Edge

On June 14, 2016 (“Acquisition Date”), the Company acquired all outstanding equity shares of Value Edge which provides business research and analytics reports and databases across the domains of pharmaceutical, biotech and medical devices, for a total consideration of $18,265 including working capital adjustments of $765 and contingent consideration of $5,112 (held in escrow), subject to compliance with certain conditions, payable over a period of three years. The acquisition is expected to deepen the Company’s domain and specialized analytical capabilities in the growing pharma market, and provide the Company with a technology asset, which is leverageable across clients and industries.

The Company incurred acquisition related costs of $24, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company released from escrow an amount of $1,535 towards the first instalment of contingent consideration to the sellers.

During the year ended March 31, 2019, the Company released from escrow an amount of $1,535 towards the second instalment of contingent consideration to the sellers.

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

Goodwill arising from this acquisition is not expected to be deductible for tax purposes (Refer Note 25). Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2019	2018
Cash and bank balances	$43,933	$47,738
Short term deposits with banks*	41,511	52,091

Total	$85,444	$99,829

* Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

7. Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2019	2018
Investments in marketable securities and mutual funds	$134,493	$99,954
Investment in fixed deposits	15,907	21,548

Total	$150,400	$121,502

	As at
	March 31, 2019	March 31, 2018
Current investments	$67,913	$120,960
Non-current investments	82,487	542

Total	$150,400	$121,502

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Trade receivables and unbilled revenue, net

Trade receivables and unbilled revenue consist of the following:

	As at
	March 31,	March 31,
	2019	2018
Trade receivables and unbilled revenue*	$141,806	$133,673
Less: Allowances for ECL	(1,182)	(564)

Total	$140,624	$133,109

*	As at March 31, 2019, unbilled revenue includes contract assets amounting to $1,457.

The movement in the allowances for ECL is as follows:

	Year ended March 31,
	2019	2018	2017
Balance as at March 31, 2018	$564	—	—
Impact of adoption of IFRS 9	(74)	—	—

Balance at the beginning of the year	490	$1,713	$4,446
Charged to profit or loss	1,171	2,115	777
Write-offs, net of collections	(331)	(1,136)	(2,571)
Reversals	(157)	(2,321)	(664)
Translation adjustment	9	193	(275)

Balance at the end of the year	$1,182	$564	$1,713

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9. Prepayments and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2019	March 31, 2018
Current:
Service tax and other tax receivables	$1,117	$6,569
Deferred transition cost*	—	571
Employee receivables	1,052	1,099
Advances to suppliers	2,073	2,877
Prepaid expenses	7,456	7,994
Restricted cash, held in escrow (Refer Note 5(d))	1,535	1,535
Other assets	3,550	4,202

Total	$16,783	$24,847

Non-current:
Deposits	$9,205	$8,708
Income tax assets	9,916	12,595
Service tax and other tax receivables	22,246	11,410
Deferred transition cost*	—	2,467
Restricted cash, held in escrow (Refer Note 5(d))	—	1,535
Other assets	2,872	5,673

Total	$44,239	$42,388

*	As at March 31, 2019, deferred transition cost is included within contract assets in accordance with IFRS 15 (Refer Note 20).

10. Goodwill

A summary of the carrying value of goodwill is as follows:

	As at
	March 31,	March 31,
	2019	2018
Gross carrying amount	$153,453	$159,500
Accumulated impairment of goodwill	(22,642)	(24,314)

Total	$130,811	$135,186

The movement in goodwill balance by reportable segment as at March 31, 2019 and 2018 is as follows:

Gross carrying amount

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2017	$129,878	$25,803	$155,681
Goodwill arising on acquisitions	(92)	—	(92)
Foreign currency translation	767	3,144	3,911

Balance as at March 31, 2018	$130,553	$28,947	$159,500

Goodwill arising on acquisitions	203	—	203
Foreign currency translation	(4,260)	(1,990)	(6,250)

Balance as at March 31, 2019	$126,496	$26,957	$153,453

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Accumulated impairment losses

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2017	$—	$21,673	$21,673
Impairment of goodwill recognized during the year	—	—	—
Foreign currency translation adjustment	—	2,641	2,641

Balance as at March 31, 2018	$—	$24,314	$24,314

Impairment of goodwill recognized during the year	—	—	—
Foreign currency translation adjustment	—	(1,672)	(1,672)

Balance as at March 31, 2019	—	$22,642	$22,642

During the year ended March 31, 2019, the Company realigned its cash generating units (“CGU”) (Refer Note 28). The carrying value of goodwill allocated to the new CGUs is as follows:

	As at
	March 31,	March 31,
	2019	2018
WNS Global BPM*	$3,846	$3,815
South Africa	4,557	5,581
Research and Analytics	46,087	48,901
Technology services	3,382	3,632
WNS Auto Claims BPM	4,315	4,633
Denali (previously ‘Finance and accounting’)	29,542	29,542
HealthHelp (previously ‘Healthcare’)	39,082	39,082

	$130,811	$135,186

*	Excluding South Africa, research and analytics, technology services, Denali and HealthHelp goodwill.

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

c)	The discount rates used are based on weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services	WNS Auto Claims BPM
Discount rate	16.5%	17.0%	13.2%	16.5%	13.2%	15.5%	15.5%
Perpetual growth rate	3.0%	3.0%	2.5%	3.0%	2.5%	2.0%	2.0%

*	Excluding South Africa, research and analytics, technology services, HealthHelp and Denali.

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

Based on the above, no impairment was identified as of March 31, 2019 (Nil for March 31, 2018), as the recoverable amount of the CGUs exceeded the carrying value.

An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) did not identify any probable scenarios where the other CGU’s recoverable amount would fall below its carrying amount.

Impairment charge recognized in the year March 31, 2017

During the fourth quarter of fiscal 2017, the proposed changes in UK laws with respect to personal injury market and the associated uncertainty of the future earnings trajectory of the legal services business and downward revision in the expectation for future performance within the WNS Auto Claims reportable segment due to contract renegotiations and loss of certain clients caused the financial projections and estimates of the WNS Auto Claims BPM reportable segment to significantly decrease from the previous estimates which led to an impairment loss during fiscal 2017. These factors arising in the fourth quarter of fiscal 2017 had a significant and negative impact on the VIU of the WNS Auto Claims BPM reportable segment, and the Company determined that the carrying value of the reportable segment for WNS Auto Claims BPM exceeded the VIU as of the date of its annual impairment review. The Company further performed the valuation of FVLCOD of the impairment test.

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

The fair value of the WNS Auto Claims BPM reportable segment was determined using Level 3 inputs through an income approach which includes assumptions for discount rate of 13.0% with annual and perpetual growth rate of 2.5% and 2.0%, respectively. The Company used the “Market approach — Guideline Public Company Method” to corroborate the results of the income approach. The FVLCOD was higher than the VIU, which is considered as the recoverable amount of the CGU amounting to $37,836 (after deducting costs of disposal of $656). The next step of the goodwill impairment test resulted in an impairment charge of $21,673 for goodwill related to the WNS Auto Claims BPM reportable segment in fiscal 2017. This impairment charge of $21,673 was recorded in operating expenses in the consolidated statement of income, which reduced the goodwill in the WNS Auto Claims BPM to $4,130 as at March 31, 2017.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2018 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual Property and other rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2017	$167,001	$121,922	$3,861	$653	$6,131	$1,835	$9,451	400	$25,586	$336,840
Additions	—	—	250	—	—	—	—	—	7,369	7,619
Translation adjustments	93	940	470	—	(6)	—	10	—	894	2,401

Balance as at March 31, 2018	$167,094	$122,862	$4,581	$653	$6,125	$1,835	$9,461	$400	$33,849	$346,860

Accumulated amortization
Balance as at April 1, 2017	$157,976	$62,175	$3,861	$80	$172	$1,835	$964	$—	$13,153	$240,216
Amortization	2,725	3,700	74	236	790	—	2,310	—	5,670	15,505
Translation adjustments	(62)	873	470	(1)	(4)	—	12	—	199	1,487

Balance as at March 31, 2018	$160,639	$66,748	$4,405	$315	$958	$1,835	$3,286	$—	$19,022	$257,208

Net carrying value as at March 31, 2018	$6,455	$56,114	$176	$338	$5,167	$—	$6,175	$400	$14,827	$89,652

The changes in the carrying value of intangible assets for the year ended March 31, 2019 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual Property and other rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2018	$167,094	$122,862	$4,581	$653	$6,125	$1,835	$9,461	400	$33,849	$346,860
Additions	—	—	—	—	—	—	—	—	7,556	7,556
Translation adjustments	(5,146)	(1,225)	(298)	(6)	(73)	—	(172)	—	(1,742)	(8,662)

Balance as at March 31, 2019	$161,948	$121,637	$4,283	$647	$6,052	$1,835	$9,289	$400	$39,663	$345,754

Accumulated amortization
Balance as at April 1, 2018	$160,639	$66,748	$4,405	$315	$958	$1,835	$3,286	$—	$19,022	$257,208
Amortization	2,675	3,671	125	192	776	—	2,240	—	6,104	15,783
Translation adjustments	(4,940)	(1,031)	(298)	(6)	(17)	—	(79)	—	(1,054)	(7,425)

Balance as at March 31, 2019	$158,374	$69,338	$4,232	$501	$1,717	$1,835	$5,447	$—	$24,072	$265,566

Net carrying value as at March 31, 2019	$3,574	$52,249	$51	$146	$4,335	$—	$3,842	$400	$15,591	$80,188

As at March 31, 2019, the estimated remaining weighted average amortization periods for definite lived intangible assets are as follows:

Balance life
(in months)
Customer contracts	19
Customer relationships	196
Covenant not-to-compete	21
Trade names	10
Technology	68
Intellectual property and other rights	5
Software	20

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2019 are as follows:

	Amount
2020	$15,716
2021	12,078
2022	7,000
2023	5,649
2024	4,398
Thereafter	34,947

	$79,788	*

*	excludes service mark, as it has an indefinite useful life

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2018 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2017	$10,246	$69,871	$68,877	$587	$60,992	$210,573
Additions	—	4,597	9,389	93	9,756	23,835
Disposals/retirements	—	(3,350)	(1,718)	(29)	(2,303)	(7,400)
Translation adjustments	(23)	1,965	839	5	721	3,507

Balance as at March 31, 2018	$10,223	$73,083	$77,387	$656	$69,166	$230,515

Accumulated depreciation
Balance as at April 1, 2017	$4,208	$59,811	$51,431	$429	$41,180	$157,059
Depreciation	514	6,442	6,623	97	6,278	19,954
Disposals/retirements	—	(3,345)	(1,674)	(30)	(2,308)	(7,357)
Translation adjustments	(12)	1,822	512	1	296	2,619

Balance as at March 31, 2018	$4,710	$64,730	$56,892	$497	$45,446	$172,275

Capital work-in-progress						2,366

Net carrying value as at March 31, 2018						$60,606

The changes in the carrying value of property and equipment for the year ended March 31, 2019 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2018	$10,223	$73,083	$77,387	$656	$69,166	$230,515
Additions	—	7,361	7,487	328	8,097	23,273
On acquisition (Refer Note 5(a))	—	30	—	—	—	30
Disposals/retirements	—	(2,812)	(2,856)	(158)	(1,275)	(7,101)
Translation adjustments	(260)	(4,572)	(4,739)	(45)	(4,287)	(13,903)

Balance as at March 31, 2019	$9,963	$73,090	$77,279	$781	$71,701	$232,814

Accumulated depreciation
Balance as at April 1, 2018	$4,710	$64,730	$56,892	$497	$45,446	$172,275
Depreciation	496	5,437	7,227	150	7,024	20,334
Disposals/retirements	—	(2,775)	(2,816)	(146)	(1,169)	(6,906)
Translation adjustments	(117)	(4,139)	(3,465)	(35)	(2,816)	(10,572)

Balance as at March 31, 2019	$5,089	$63,253	$57,838	$466	$48,485	$175,131

Capital work-in-progress						3,315

Net carrying value as at March 31, 2019						$60,998

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $111 and $107 as at March 31, 2019 and 2018, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

		Final maturity	As at
Currency	Interest rate	(fiscal year)	March 31, 2019	March 31, 2018
US dollars	3M USD Libor+1.27%	2020	11,400	22,700
US dollars	3M USD Libor+0.95%	2022	50,400	67,200

Total			61,800	89,900
Less: Debt issuance cost			(409)	(769)

Total			61,391	89,131
Current portion of long-term debt			$27,969	$27,740
Long-term debt			$33,422	$61,391

The Company has entered into a floating to fixed interest rate swap in relation to these debts.

In January 2017, WNS North America Inc. obtained from BNP Paribas, Hong Kong, a three-year term loan facility of $34,000 at an interest rate equal to the three month US dollar LIBOR plus a margin of 1.27% per annum to finance the acquisition of Denali. WNS North America Inc. has pledged its shares of Denali as security for the loan. In connection with the term loan, the Company has entered into an interest rate swap with a bank to swap the variable portion of the interest based on the three month US dollar LIBOR to a fixed rate of 1.5610%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in six semi-annual installments. The first five repayment installments are $5,650 each and the sixth and final repayment installment is $5,750. On July 20, 2017, January 22, 2018, July 20, 2018 and January 22, 2019, the Company made scheduled repayments of $5,650 each. As at March 31, 2019, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK a five-year term loan facility of $84,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company has entered into interest rate swaps with banks to swap the variable portion of the interest based on the three month US dollar LIBOR to a fixed rate of 1.9635%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in ten semi-annual installments of $8,400 each. On September 14, 2017, March 14, 2018, September 17, 2018 and March 14, 2019 the Company made scheduled repayments of $8,400 each. As at March 31, 2019, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

The Company has pledged trade receivables, other financial assets and property and equipment with an aggregate amount of $125,317 and $113,174 as at March 31, 2019 and March 31, 2018, respectively, as collateral for the above borrowings.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $59,971 (based on the exchange rate on March 31, 2019). The Company has also established a line of credit in the UK amounting to $12,889 (based on the exchange rate on March 31, 2019). Further the Company has also established a line of credit in South Africa amounting to $1,414 (based on the exchange rate on March 31, 2019).

As at March 31, 2019, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2019 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$85,444	$—	$—	$85,444	$85,444
Investment in fixed deposits	15,907	—	—	15,907	15,907
Investments in marketable securities and mutual funds	—	134,493	—	134,493	134,493
Trade receivables	73,872	—	—	73,872	73,872
Unbilled revenue(1)	65,295	—	—	65,295	65,295
Funds held for clients	7,063	—	—	7,063	7,063
Prepayments and other assets(2)	5,375	—	—	5,375	5,375
Other non-current assets(3)	9,308	—	—	9,308	9,308
Derivative assets	—	2,077	17,004	19,081	19,081

Total carrying value	$262,264	$136,570	$17,004	$415,838	$415,838

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair value
Trade payables	$17,831	$—	$—	$17,831	$17,831
Long-term debt (includes current portion)(4)	61,800	—	—	61,800	61,800
Other employee obligations(5)	63,129	—	—	63,129	63,129
Provision and accrued expenses	27,619	—	—	27,619	27,619
Other liabilities(6)	2,288	3,197	—	5,485	5,485
Derivative liabilities	—	307	2,096	2,403	2,403

Total carrying value	$172,667	$3,504	$2,096	$178,267	$178,267

Notes:

(1)	Excluding non-financial assets $1,457.
(2)	Excluding non-financial assets $11,408.
(3)	Excluding non-financial assets $34,931.
(4)	Excluding non-financial asset (unamortized debt issuance cost) $409.
(5)	Excluding non-financial liabilities $16,240.
(6)	Excluding non-financial liabilities $13,768.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2018 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$99,829	$—	$—	$99,829	$99,829
Investment in fixed deposits	21,548	—	—	21,548	21,548
Investments in marketable securities and mutual funds	—	99,954	—	99,954	99,954
Trade receivables	71,388	—	—	71,388	71,388
Unbilled revenue	61,721	—	—	61,721	61,721
Funds held for clients	10,066	—	—	10,066	10,066
Prepayments and other assets(1)	4,410	—	—	4,410	4,410
Other non-current assets(2)	10,243	—	—	10,243	10,243
Derivative assets	—	2,212	12,771	14,983	14,983

Total carrying value	$279,205	$102,166	$12,771	$394,142	$394,142

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair value
Trade payables	$19,703	$—	$—	$19,703	$19,703
Long-term debt (includes current portion)(3)	89,900	—	—	89,900	89,900
Other employee obligations(4)	59,346	—	—	59,346	59,346
Provision and accrued expenses	28,826	—	—	28,826	28,826
Other liabilities(5)	2,447	11,388	—	13,835	13,835
Derivative liabilities	—	946	7,809	8,755	8,755

Total carrying value	$200,222	$12,334	$7,809	$220,365	$220,365

Notes:

(1)	Excluding non-financial assets $20,437.
(2)	Excluding non-financial assets $32,145.
(3)	Excluding non-financial asset (unamortized debt issuance cost) $769.
(4)	Excluding non-financial liabilities $14,892.
(5)	Excluding non-financial liabilities $13,566.

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

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2019 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$19,081	$—	$19,081	$(2,045)	$—	$17,036

Total	$19,081	$—	$19,081	$(2,045)	$—	$17,036

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$2,403	$—	$2,403	$(2,045)	$—	$358

Total	$2,403	$—	$2,403	$(2,045)	$—	$358

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2019 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,077	$—	$2,077	$—
Investments in marketable securities and mutual funds	134,493	134,047	446	—
Financial assets at FVOCI
Foreign exchange contracts	16,611	—	16,611	—
Interest rate swaps	392	—	392	—

Total assets	$153,573	$134,047	$19,526	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$308	$—	$308	$—
Contingent consideration	3,197	—	—	3,197
Financial liabilities at FVOCI
Foreign exchange contracts	2,095	—	2,095	—

Total liabilities	$5,600	$—	$2,403	$3,197

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2018 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,212	$—	$2,212	$—
Investments in marketable securities and mutual funds	99,954	99,412	542	—
Financial assets at FVOCI
Foreign exchange contracts	11,709	—	11,709	—
Interest rate swaps	1,062	—	1,062	—

Total assets	$114,937	$99,412	$15,525	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$946	$—	$946	$—
Contingent consideration	11,388	—	—	11,388
Financial liabilities at FVOCI
Foreign exchange contracts	7,809	—	7,809	—

Total liabilities	$20,143	$—	$8,755	$11,388

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

The movement in contingent consideration categorized under Level 3 fair value measurement is given below:

	For the year ended
	March 31, 2019	March 31, 2018
Balance at the beginning of the year	$11,388	$19,678
Additions	—	—
Payouts	(8,456)	(7,000)
Gain recognized in the consolidated statement of income	—	(1,553)
Finance expense recognized in the consolidated statement of income	265	263

Balance at the end of the year	$3,197	$11,388

During the years ended March 31, 2019 and 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Fair value on a non-recurring basis as at March 31, 2017

The non-recurring fair value measurement for the Auto Claim BPM CGU of $38,492 (before cost of disposal of $656) has been categorized as Level 3 fair value based on the inputs to the valuation technique used (Refer Note 10).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered to manage interest rate risk associated with the Company’s floating rate borrowings. The Company’s primary exchange rate exposure is with the US dollar and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income/(loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	March 31, 2019	March 31, 2018
Forward contracts (Sell)
In US dollars	$230,292	$242,418
In UK pound sterling	134,077	132,591
In Euro	34,251	23,883
In Australian dollars	43,271	48,147
Others	2,866	2,332

	$444,757	$449,371

Option contracts (Sell)
In US dollars	$134,060	$107,629
In UK pound sterling	122,377	116,401
In Euro	32,226	21,483
In Australian dollars	42,106	28,828
Others	—	927

	$330,769	$275,268

Interest rate swap contracts
In US dollars	61,800	89,900

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2019, 2018 and 2017 are as follows:

	Year ended March 31,
	2019	2018	2017
Revenue	$66	11,231	$7,952
Foreign exchange gain, net	(2)	15,766	16,896
Finance expense	422	(561)	(71)
Income tax related to amounts reclassified into consolidated statement of income	(577)	(9,965)	(8,998)

Total	$(91)	16,471	$15,779

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2019, a gain amounting to $5,578 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months and a gain amounting to $376 on account of cash flow hedges in relation to interest rate swaps is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 36 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income a loss of $2, a loss of $20 and a gain of $666 for the years ended March 31, 2019, 2018 and 2017, respectively.

Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk, interest rate risk, credit risk and liquidity risk. The Company’s primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company’s exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Risk management procedures

The Company manages market risk through treasury operations. Senior management and the Board of Directors approve the Company’s treasury operations’ objectives and policies. The activities of treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. The Company’s foreign exchange committee, comprising the Chairman of the Board, Group Chief Executive Officer and Group Chief Financial Officer, is the approving authority for all hedging transactions.

Components of market risk

Exchange rate or currency risk

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of the Company’s revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2019 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.

Based upon the Company’s level of operations for the year ended March 31, 2019, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2019 by approximately $23,451. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2019 by approximately $30,976.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2019 is as follows:

	As at March 31, 2019
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$1,204	263	—	2,864	528	214	5,073
Trade receivables	100,713	48,198	3,629	17,107	12,459	3,395	185,501
Unbilled revenue	4,576	3,553	—	3,221	5,778	532	17,660
Prepayments and other current assets	522	311	2	82	85	16	1,018
Other non-current assets	4	—	—	—	—	15	19
Trade payables	(28,704)	(63,467)	(8,332)	(9,059)	(10,265)	(596)	(120,423)
Provisions and accrued expenses	(2,924)	(210)	(217)	(1,069)	(477)	(72)	(4,969)
Pension and other employee obligations	(127)	—	—	—	(28)	(177)	(332)
Other liabilities	(2)	(7)	—	—	—	(1)	(10)

Net assets/ (liabilities)	$75,262	(11,359)	(4,918)	13,146	8,080	3,326	83,537

The foreign currency risk from non-derivative financial instruments as at March 31, 2018 is as follows:

	As at March 31, 2018
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$399	4,735	—	2,991	339	610	9,074
Trade receivables	100,002	46,658	3,850	24,686	7,289	2,525	185,010
Unbilled revenue	7,178	3,209	—	643	6,230	858	18,118
Prepayments and other current assets	428	188	10	29	63	11	729
Other non-current assets	3	—	—	—	—	16	19
Trade payables	(27,613)	(64,070)	(6,989)	(16,093)	(1,429)	(19)	(116,213)
Provisions and accrued expenses	(2,314)	(291)	(205)	—	(154)	(19)	(2,983)
Pension and other employee obligations	(134)	—	—	—	(12)	(306)	(452)
Other liabilities	(7)	(4)	—	—	—	—	(11)

Net assets/ (liabilities)	$77,942	(9,575)	(3,334)	12,256	12,325	3,676	93,291

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Other currencies include currencies such as the Swiss Franc (CHF), Singapore Dollar (SGD), Philippine Peso (PHP), Canadian Dollar (CAD), Polish Zloty (PLN), Sri Lankan Rupee (LKR), Romanian Leu (RON), South African Rand (ZAR), New Zealand Dollar (NZD), Hong Kong Dollar (HKD), United Arab Emirates Dirham (AED), Chinese Yuan Renminbi (CNY), Costa Rican colon (CRC), Danish Krone (DKK), Swedish Krona (SEK), Malaysian Ringgit (MYR) and Turkish Lira (TRY).

As at March 31, 2019, every 5% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $3,152.

Interest rate risk

The Company’s exposure to interest rate risk arises from borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, the Company entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from variable US dollar LIBOR interest rates to fixed rates, thereby managing the Company’s exposure to changes in market interest rates under the term loans. The amounts outstanding under swap agreements as at March 31, 2019 aggregated $61,800.

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

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the UK and the US. Credit risk is managed through periodical assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of trade receivables. The credit risk on marketable securities, FMPs, mutual funds, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit-ratings assigned by international credit rating agencies. The maximum exposure to credit risk at the reporting date is primarily from trade receivables and unbilled revenue which amounted to $73,872 and $66,752, respectively as at March 31, 2019 and $71,388 and $61,721, respectively, as at March 31, 2018.

The Company provides loss allowance using the ECL model on trade receivables and unbilled revenue with no significant financing component at an amount equal to lifetime ECL (Refer Note 8).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year Ended March 31,
	2019	2018	2017
Revenue from top customer	6.9%	6.8%	9.0%
Revenue from top five customers	27.1%	29.4%	32.1%

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with reputable banks and has unused lines of credit of $74,274 as of March 31, 2019 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2019
	Less than 1 Year	1-2 years	2-5 years	Total
Long-term debt (includes current portion)(1)	$28,200	$16,800	$16,800	$61,800
Trade payables	17,831	—	—	17,831
Provision and accrued expenses	27,619	—	—	27,619
Other liabilities	5,485	—	—	5,485
Other employee obligations	63,129	—	—	63,129
Derivative financial instruments	2,096	307	—	2,403

Total(2)	$144,360	$17,107	$16,800	$178,267

Notes:

(1)	Before netting off debt issuance cost of $409.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2018
	Less than 1 Year	1-2 years	2-5 years	Total
Long-term debt (includes current portion)(1)	$28,100	$28,200	$33,600	$89,900
Trade payables	19,703	—	—	19,703
Provision and accrued expenses	28,826	—	—	28,826
Other liabilities	10,680	3,154	—	13,834
Other employee obligations	59,347	—	—	59,347
Derivative financial instruments	6,466	2,289	—	8,755

Total(2)	$153,122	$33,643	$33,600	$220,365

Notes:

(1)	Before netting off debt issuance cost of $769.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2019	March 31, 2018
Cash and cash equivalents	$85,444	$99,829
Investments	150,400	121,502
Long-term debt (includes current portion)(1)	(61,800)	(89,900)

Net cash position	$174,044	$131,431

Note:

(1)	Before netting off debt issuance cost of $409 and $769 as at March 31, 2019 and March 31, 2018, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	March 31, 2019	March 31, 2018
Current:
Salaries and bonus	$62,320	$59,346
Pension	854	1,189
Withholding taxes on salary and statutory payables	4,947	4,082

Total	$68,121	$64,617

Non-current:
Pension and other obligations	$11,248	$9,621

Total	$11,248	$9,621

Employee benefit costs consist of the following:

	Year ended March 31,
	2019	2018	2017
Salaries and bonus	$424,005	$405,665	$307,378
Employee benefit plans:
Defined contribution plan	11,572	11,684	10,265
Defined benefit plan	2,242	3,042	2,639
Share-based compensation expense (Refer Note 24)	30,305	30,565	23,036

Total	$468,124	$450,956	$343,318

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2019	2018	2017
Cost of revenue	$346,914	$329,289	$249,701
Selling and marketing expenses	34,054	31,373	24,717
General and administrative expenses	87,156	90,294	68,900

Total	$468,124	$450,956	$343,318

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2019	2018	2017
India	$7,919	$8,123	$7,587
Philippines	162	127	106
South Africa	840	860	715
Sri Lanka	505	625	661
United Kingdom	759	670	780
United States	1,387	1,279	416

Total	11,572	11,684	10,265

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2019	2018	2017
Service cost	$1,621	$1,917	$2,188
Past service cost	—	538	—
Interest on the net defined benefit liability	621	587	451

Net gratuity cost	$2,242	$3,042	$2,639

	As at
	March 2019	March 2018
Change in projected benefit obligations
Obligation at beginning of the year	$11,101	$11,776
Foreign currency translation	(671)	(118)
Service cost	1,621	1,917
Past service cost	—	538
Interest cost	692	657
Benefits paid	(1,213)	(1,160)
Actuarial (gain)/loss
From changes in demographic assumptions	48	62
From changes in financial assumptions	32	(3,428)
From actual experience compared to assumptions	942	857

Benefit obligation at end of the year	$12,552	$11,101

Change in plan assets
Plan assets at beginning of the year	$1,041	$976
Foreign currency translation	(57)	(5)
Expected return on plan assets	71	70
Actuarial (loss) /gain	(21)	(23)
Actual contributions	1,354	1,104
Benefits paid	(1,129)	(1,081)

Plan assets at end of the year	$1,259	$1,041

Accrued pension liability
Current	$854	$1,189
Non-current	10,439	8,871

Net amount recognized	$11,293	$10,060

Present value of funded defined benefit obligation	$11,911	$10,418
Fair value of plan assets	(1,259)	(1,041)

	10,652	9,377

Present value of unfunded defined benefit obligation	$641	$683

Weighted average duration of defined benefit obligation (both funded and unfunded)	5.0 years	4.8 years

Net amount recognized relating to the Company’s India plan, Philippines plan and Sri Lanka plan was $10,683, $29 and $581 as at March 31, 2019 and $9,402, $36 and $622 as at March 31, 2018, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In March 2018, the Government of India amended the Payment of Gratuity Act, 1972 to increase the maximum limit of lump-sum gratuity payment to eligible employees at retirement, death, and incapacitation or on termination of employment from $14 to $29 (from $15 to $31 as at March 31, 2018). As a result, the Company recognized an amount of $538 towards past service cost in the consolidated statement of income during the year ended March 31, 2018.

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2019	2018	2017
Discount rate:
India	6.6% to 7.0%	6.6% to 7.3%	7.05%
Philippines	6.1%	3.1%	5.45%
Sri Lanka	11.0%	10.0%	12.8%
Rate of increase in compensation level	7.0% to 8.0%	7.0% to 10.0%	7.0% to 15.0%
Expected rate of return on plan assets	7.0%	7.3%	7.05%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2019, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(4.7)%	(0.9)%	(4.2)%
Decrease in discount rate by 1%	5.2%	1.0%	4.6%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	4.1%	0.5%	4.2%
Decrease in salary escalation rate by 1%	(3.9)%	(0.5)%	(3.9)%

Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a 12 month period.

As at March 31, 2019, $4 and $1,255 ($4 and $1,037 as at March 31, 2018) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 87% and 13% are invested in unquoted government securities and money market instruments, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.

The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2019. The Company expects to contribute $1,958 to defined benefit plan for the year ending March 31, 2020. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2020	$2,113
2021	2,134
2022	2,250
2023	2,439
2024	2,524
Thereafter	11,535

$22,995

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2019	March 31, 2018
Accrued expenses	27,619	28,826

Total	$27,619	$28,826

17. Contract liabilities

Contract liabilities consists of the following:

	As at
	March 31, 2019	March 31, 2018
Current:
Payments in advance of services	$2,229	$557
Advance billings	3,092	2,104
Others	106	247

Total	$5,427	$2,908

Non-current:
Payments in advance of services	$4,950	$550
Advance billings	1,642	2
Others	17	19

Total	$6,609	$571

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2019	March 31, 2018
Current:
Withholding taxes and value added tax payables	$4,741	$5,117
Contingent consideration (Refer note 5(b), 5(c) and 5(d))	3,197	8,233
Deferred rent	649	800
Other liabilities	1,707	1,589

Total	$10,294	$15,739

Non-current:
Deferred rent	$7,780	$6,544
Contingent consideration (Refer note 5(b), 5(c) and 5(d))	—	3,155
Other liabilities	1,179	1,963

Total	$8,959	$11,662

19. Share capital

As at March 31, 2019, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,051,920 ordinary shares (excluding 1,101,300 treasury shares) outstanding as at March 31, 2019. There were no preferred shares outstanding as at March 31, 2019.

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

During the year ended March 31, 2017, the Company purchased 2,200,000 ADSs in the open market for total consideration of $64,224 (including transaction costs of $33 for share repurchase of 2,200,000 ADSs, $111 paid towards cancellation fees for ADSs in relation to the repurchase of 2,200,000 ADSs which was completed during the year ended March 31, 2017, and $55 paid towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs, which was completed during the year ended March 31, 2016). During the year ended March 31, 2018, the Company purchased the balance 1,100,000 ADSs in the open market for total consideration of $39,546 (including transaction costs of $17) and completed the share repurchase program. The shares underlying these purchased ADSs are recorded as treasury shares.

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

During the year ended March 31, 2019, the Company purchased 1,101,300 ADSs in the open market for total consideration of $56,362 (including transaction costs of $11). The Company also paid $55 towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs.

During the year ended March 31, 2019, the Company received authorization from the Board of Directors to cancel, and cancelled, 4,400,000 ADSs that were held as treasury shares for an aggregate cost of $134,231. The effect of cancellation of these treasury shares was recognized in share capital amounting to $573 and in share premium amounting to $133,658, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20. Revenue

Disaggregation of revenue

In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.

Revenue by service type

	Year ended March 31,
	2019	2018	2017
Industry-specific	$307,214	$258,155	$170,212
Customer interaction services	183,199	193,427	168,096
Finance and accounting	175,194	162,432	124,089
Research and analytics	91,716	89,402	79,948
Auto claims	34,885	35,414	44,642
Others	16,912	19,127	15,559

Total	$809,120	$757,956	$602,546

Revenue by industry

	Year ended March 31,
	2019	2018	2017
Insurance*	$215,242	$194,593	$178,196
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	142,091	137,049	105,325
Travel and leisure	140,996	142,091	128,051
Healthcare	124,109	111,593	40,814
Utilities	56,334	66,030	56,059
Shipping and logistics	49,858	33,922	25,638
Consulting and professional services	44,142	39,683	41,876
Banking and financial services	36,348	32,995	26,587

Total	$809,120	$757,956	$602,546

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

Revenue by contract type

	Year ended March 31,
	2019	2018	2017
Full-time-equivalent	$522,436	$473,898	$432,919
Transaction*	137,219	141,617	106,352
Subscription	66,542	58,916	2,139
Fixed price	42,512	39,788	27,375
Others	40,411	43,735	33,761

Total	$809,120	$757,956	$602,546

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

Revenue by geography

Refer Note 28 — External revenue.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Contract balances

As at April 1, 2018, the Company capitalized $6,821 towards incremental costs incurred for acquiring contracts that were not completed. The capitalized costs will be amortized on a straight-line basis over the expected life of the contract.

The movement in contract assets during the year is as follows:

	As at
	March 31, 2019
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$—	$3,038	$3,202	$6,240
Impact on adoption of IFRS 15	6,821	201	359	7,381

	6,821	3,239	3,561	13,621
Additions during the year	3,182	11,507	6,533	21,222
Amortization/recognition during the year	(1,185)	(1,120)	(4,844)	(7,149)
Impairment loss recognized during the year	(508)	—	—	(508)
Translation adjustments	(279)	(215)	(465)	(959)

Closing balance	$8,031	13,411	4,785	26,227

The movement in contract liabilities during the year is as follows:

	As at
	March 31, 2019
	Payments in advance of services	Advance billings	Others	Total
Opening balance	$1,107	$2,106	$266	$3,479
Impact on offset with trade receivables and unbilled revenue	115	4,345	793	5,253

Gross opening balance	1,222	6,451	1,059	8,732
Impact on adoption of IFRS 15	64	—	—	64

	1,286	6,451	1,059	8,796
Additions during the year	11,175	44,940	11,861	67,976
Revenue recognized during the year	(2,918)	(39,927)	(12,075)	(54,920)
Translation adjustments	(109)	(351)	(83)	(543)

Gross closing balance	9,434	11,113	762	21,309
Impact on offset with trade receivables and unbilled revenue	(2,255)	(6,379)	(639)	(9,273)

Closing balance	$7,179	$4,734	$123	$12,036

The estimated revenue expected to be recognized in the future relating to remaining performance obligations as at March 31, 2019 is as follows:

	As at March 31, 2019
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$15,635	$10,182	$1,906	$—	$27,723

The Company does not disclose the value of unsatisfied performance obligations for:

(i)	contracts with an original expected length of one year or less; and

(ii)	contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2019	2018	2017
Employee cost	$468,124	$450,956	$343,318
Repair payments	15,166	16,970	24,102
Facilities cost	91,393	89,037	75,383
Depreciation	20,334	19,954	16,903
Legal and professional expenses	20,019	22,972	15,902
Travel expenses	22,757	23,748	18,563
Others	40,277	38,886	33,526

Total cost of revenue, selling and marketing and general and administrative expenses	$678,070	$662,523	$527,697

22. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2019	2018	2017
Interest expense	$3,266	$3,215	$424
(Gain)/loss on interest rate swaps	(422)	561	71
Debt issue cost	360	488	52

Total	$3,204	$4,264	$547

23. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2019	2018	2017
Interest income	$2,556	$3,693	$2,083
Dividend income	32	3,570	4,131
Net gain arising on financial assets designated as FVTPL	7,947	3	6
Others, net	4,059	3,964	2,469

Total	$14,594	$11,230	$8,689

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Share-based payments

The Company has three share-based incentive plans: the 2002 Stock Incentive Plan adopted on July 1, 2002 (which has expired), the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (the “2006 Incentive Award Plan”) (which has expired), and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options and RSUs are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at March 31, 2019, the Company had 3,303,952 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2019, 2018 and 2017 is as follows:

	Year ended March 31,
	2019		2018		2017
Share-based compensation expense recorded in	$		$		$
Cost of revenue		4,278		3,770		2,765
Selling and marketing expenses		3,983		2,557		1,723
General and administrative expenses		22,044		24,238		18,548

Total share-based compensation expense		$30,305		$30,565		$23,036

Upon exercise of share options and RSUs, the Company issued 719,140, 1,521,521 and 906,255 shares during the years ended March 31, 2019, 2018 and 2017, respectively.

Share-based options

Movements in the number of options outstanding under the 2006 Incentive Award Plan and their related weighted average exercise prices are as follow:

	Shares	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2017	117,179	$27.25	0.10	$163
Exercised	(48,227)	7.63
Lapsed	(68,952)	7.87

Outstanding as at March 31, 2018	—	$—	—	$—
Exercised	—	—	—	—
Lapsed	—	—	—	—

Outstanding as at March 31, 2019	—	—	—	—
Options exercisable	—	$—	—	$—

The aggregate intrinsic value of options exercised during the year ended March 31, 2019, 2018 and 2017 was Nil, $180 and $2,697, respectively. The total grant date fair value of options vested during the year ended March 31, 2019, 2018 and 2017 was Nil for each year. Total cash received as a result of options exercised during the year ended March 31, 2019, 2018 and 2017 was Nil, $1,347, and $8,941, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2019, 2018 and 2017.

The weighted average share price of options exercised during the year ended March 31, 2019, 2018 and 2017 was Nil, $30.44 and $27.46, respectively. As no options were outstanding at March 31, 2019 and 2018, there was no exercise price for these options and their weighted average remaining contractual term was zero years.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Restricted share units

The 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allow for the grant of RSUs. Each RSU represents the right to receive one ordinary share and vests over a period of up to three years.

(i)

Movements in the number of RSUs dependent on non-market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2017	1,573,246	$22.47	7.50	$45,011
Granted	497,689	30.85
Exercised	(961,111)	21.45
Forfeited	(34,775)	29.07
Lapsed	(2,216)	23.47

Outstanding as at March 31, 2018	1,072,833	$27.05	7.75	$48,632
Granted	383,229	47.89
Exercised	(422,088)	28.40
Forfeited	(70,723)	36.08
Lapsed	(10,856)	8.22

Outstanding as at March 31, 2019	952,395	$34.38	7.62	$50,734
RSUs exercisable	410,948	$27.40	6.33	$21,891

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2019, there was $7,276 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.7 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation expenses related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2019, 2018 and 2017 was $47.89, $30.85, and $30.26, per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2019, 2018 and 2017 was $21,324, $34,339, and $9,991, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2019, 2018 and 2017 was $15,964, $16,931, and $14,631, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2019, 2018 and 2017 was $50.52, $35.73, and $29.08, respectively.

(ii)

The 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allow for the grant of RSUs based on the market price of the Company’s shares achieving a specified target over a period of time. The fair value of market-based share awards is determined using Monte-Carlo simulation.

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2017	203,990	$13.21	8.10	$5,836
Granted	—
Exercised	—	—
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2018	203,990	$13.21	7.10	$9,247
Granted	—
Exercised	—
Forfeited	—
Lapsed	—

Outstanding as at March 31, 2019	203,990	13.21	6.10	$10,867
RSUs exercisable	5,000	$14.30	7.08	$266

On March 15, 2017, the Company modified the vesting period in respect of the RSUs as follows:

a.	for RSUs granted in April 2014, the vesting date has been extended to the fifth anniversary of the grant date (i.e. April 2019)

b.	for RSUs granted in April 2015, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2019)

c.	for RSUs granted in April 2016, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2020)

Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The incremental fair value was determined using Monte-Carlo simulation by reference to the difference between fair value of original RSUs as of modification date and the fair value of modified RSUs as of modification date. The additional cost as a result of such modification in respect of modified share awards amounted to $1,185. The additional cost is spread over the period from the modification date until the vesting date of the modified award, which differs from the vesting date of the original award. The incremental cost recognized in the current year (March 31, 2018: $540) in respect of such modified share awards amounted to $540.

As at March 31, 2019, there was $103 of unrecognized compensation cost related to unvested market based RSUs. This amount is expected to be recognized over a weighted average period of 0.7 years. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2019, 2018 and 2017 was Nil, Nil and $12.56 per ADS, respectively.

(iii)	RSUs related to total shareholder’s return (“TSR”)

During the year ended March 31, 2019, the Company issued 166,760 RSUs (March 31, 2018: 248,655 RSUs) to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.

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

The fair value of these RSUs is determined using Monte-Carlo simulation. The weighted average grant date fair value of RSUs granted during the year ended March 31, 2019 and 2018 was $57.20 and $36.52, per ADS, respectively. The stock compensation expense charged during the year ended March 31, 2019 was $2,886 (March 31, 2018: $1,368). As at March 31, 2019, there was $4,589 of unrecognized compensation cost related to these RSUs. This amount is expected to be recognized over a weighted average period of 1.7 years.

Movements in the number of RSUs linked to the TSR condition outstanding under the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2017	—	$—	—	$—
Granted	248,655	36.52
Exercised	—
Forfeited	—
Lapsed	—

Outstanding as at March 31, 2018	248,655	$36.52	9.08	$11,272
Granted	166,760	57.20	—	—
Exercised	—	—
Forfeited	(62,040)	44.15
Lapsed	—	—

Outstanding as at March 31, 2019	353,375	44.94	8.49	18,824
RSUs exercisable	—	$—	—	$—

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Performance share units

The 2006 Incentive Award Plan and 2016 Incentive Award Plan also allow for grant of performance share units (“PSUs”). Each PSU represents the right to receive one ordinary share based on the Company’s performance against specified non-market performance conditions and vests over a period of three years.

Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Outstanding as at March 31, 2017	1,184,852	$21.00	7.36	$33,899
Granted	400,463	30.35
Exercised	(506,660)	16.79
Forfeited	(18,681)	29.38

Outstanding as at March 31, 2018	1,059,975	$26.36	7.51	$48,048
Granted	199,303	47.54
Exercised	(297,052)	23.25
Forfeited	(48,467)	30.06

Outstanding as at March 31, 2019	913,759	29.80	7.13	48,674
PSUs exercisable	272,977	$21.91	5.59	$14,541

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2019, there was $7,055 of unrecognized compensation costs related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.2 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2019, 2018 and 2017 was $47.54, $30.35, and $31.12, per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2019, 2018 and 2017 was $15,077, $17,737 and $4,237, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2019, 2018 and 2017 was $9,535, $8,696 and $6,280, respectively.

The weighted average share price of PSU exercised during the year ended March 31, 2019, 2018 and 2017 was $50.75, $35.01 and $29.89, respectively.

BBBEE program in South Africa

The Company’s South African subsidiary has issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 14,250 and 32,050 RSUs during the years ended March 31, 2019 and 2018, which shall vest on the third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.

The total stock compensation expense in relation to these RSUs was $3,040 to be amortized over the vesting period of four years. The stock compensation expense charged during the years ended March 31, 2019 and 2018 was $760 and $547, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Income taxes

The domestic and foreign source component of profit/(loss) before income taxes is as follows:

	Year ended March 31,
	2019	2018	2017
Domestic	$(2,742)	$(4,439)	$(5,342)
Foreign	133,894	106,306	60,635

Profit before income taxes	$131,152	$101,867	$55,293

The Company’s income tax expense consists of the following:

	Year ended March 31,
	2019	2018	2017
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	27,526	24,494	25,785

	27,526	24,494	25,785

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(1,807)	(9,063)	(8,255)

	(1,807)	(9,063)	(8,255)

Income tax expense	$25,719	$15,431	$17,530

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

The Company in fiscal 2012 started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme. These operations are eligible for a 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started operations in new delivery centers in Gurgaon and Pune, India registered under the SEZ scheme. These operations are eligible for a 100% income tax exemption until fiscal 2019, and a 50% income tax exemption from fiscal 2020 to fiscal 2029. During fiscal 2018, the Company started operations in new delivery centers in Pune and Gurgaon, India registered under the SEZ scheme that are eligible for a 100% income tax exemption until fiscal 2022, and a 50% income tax exemption from fiscal 2023 to fiscal 2032. During fiscal 2019, the Company started operations in new delivery centers in Noida and Pune, India registered under the SEZ scheme that are eligible for a 100% income tax exemption until fiscal 2023 and are eligible for a 50% income tax exemption from fiscal 2024 to 2033. The Government of India pursuant to the Indian Finance Act, 2011 has also levied a minimum alternate tax on the book profits earned by the SEZ units at the prevailing rate which is currently 21.55%. The Company’s operations in Costa Rica are eligible for a 50% income tax exemption from fiscal 2018 to fiscal 2021. From fiscal 2016 until fiscal 2019, the Company started operations in delivery centers in the Philippines which are eligible for various tax exemption benefits expiring between 2020 and 2023. The Government of Sri Lanka exempted the profits earned from export revenue from tax, which enabled the Company’s Sri Lankan subsidiary to claim a tax exemption until fiscal 2018 to be taxed at 14% on net basis with effect from April 1, 2018.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Tax Cuts and Jobs Act of 2017 was enacted on December 22, 2017 with an effective date of January 1, 2018. The reduction in the corporate tax rate from 35% to 21% has an impact on the various current and deferred tax items recorded by the Company’s subsidiaries. The Company had recorded a provisional amount of $5,212 for the effects of the change in law in its financial results for the year ended March 31, 2018, with the amount to be updated during the measurement period as additional information was obtained, prepared and analyzed. During fiscal 2019, the Company analyzed the impacts of the effects of the change in law on its financial results and has recorded a final one-time tax benefit of $414, primarily resulting from the adjustments to its deferred tax balances arising from business combinations, share-based compensation, losses and accruals and transition tax, thereby reducing the effective tax rate by 0.3% for fiscal 2019.

If the income tax exemptions described above were not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $15,743, $9,368 and $5,171 for the years ended March 31, 2019, 2018 and 2017, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2019 by $0.31 and $0.30, respectively ($0.19 and $0.18, respectively for the year ended March 31, 2018 and $0.10 and $0.10, respectively, for the year ended March 31, 2017).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2019	2018	2017
Current taxes:
Excess tax deductions related to share-based payments	(1,260)	(685)	(270)

	$(1,260)	$(685)	$(270)

Deferred taxes:
Excess tax deductions related to share-based payments	46	(1,135)	715

	$46	$(1,135)	$715

Total income tax recognized directly in equity	$(1,214)	$(1,820)	$445

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2019	2018	2017
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	1,877	(9,409)	6,921
Pension liability	(939)	—	—

Total income tax recognized directly in other comprehensive income	$938	$(9,409)	$6,921

The reconciliation of estimated income tax to income tax expense:

	Year ended March 31,
	2019	2018	2017
Profit before income taxes	$131,152	$101,867	$55,293
Income tax expense at tax rates applicable to individual entities	41,264	32,702	21,765
Effect of:
Items not deductible for tax	544	221	455
Exempt income	(16,024)	(11,250)	(7,706)
Non tax deductible goodwill impairment		—	4,335
(Gain)/loss in respect of which deferred tax (liability)/asset not recognized due to uncertainty and ineligibility to carry forward	138	324	(105)
Recognition of unutilized tax benefits / Unrecognized losses utilized	(841)	—	(1,220)
Temporary difference that will reverse during tax holiday period	614	22	1,580
Change in tax rate and law	(401)	(5,685)	78
Provision for uncertain tax position	—	—	(1,499)
State taxes	620	317	14
Due to acquisitions and merger	—	(1,686)	—
One time tax on undistributed earnings	—	266	—
Others, net	(195)	200	(167)

Income tax expense	$25,719	$15,431	$17,530

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2019 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Transition adjustments on adoption of IFRS 15 & IFRS 9	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing Balance
Deferred tax assets:
Property and equipment	$7,291	$—	$321	$—	$—	$(539)	$7,073
Net operating loss carry forward	2,879	—	(1,559)	—	—	(33)	1,287
Accruals deductible on actual payment	7,424	(1,783)	1,214	—	939	(436)	7,358
Share-based compensation expense	12,770	—	1,980	(46)	—	(584)	14,120
Minimum alternate tax	420	—	153	—	—	(21)	552
Others	328	3	174	—	—	(23)	482

Total deferred tax assets	$31,112	$(1,780)	$2,283	$(46)	$939	$(1,636)	$30,872

Deferred tax liabilities:
Intangibles	12,662		(573)	—	—	94	12,183
Unrealized gain/(loss) on cash flow hedging and investments	1,759	—	46	—	1,877	(143)	3,539
Others	1,108	—	1,003	—	—	(27)	2,084

Total deferred tax liabilities	$15,529	$—	$476	$—	$1,877	$(76)	$17,806

Net deferred tax assets/(liabilities)	$15,583	$(1,780)	$1,807	$(46)	$(938)	$(1,560)	$13,066

Deferred taxes for the year ended March 31, 2018 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income		Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$5,648	$(11)	$1,623	$—		$—	$31	$7,291
Net operating loss carry forward	5,722	—	(2,950)	—		—	107	2,879
Accruals deductible on actual payment	5,641	—	1,661	—		—	122	7,424
Share-based compensation expense	12,264	—	(702)	1,135		—	73	12,770
Minimum alternate tax	167	—	257	—		—	(4)	420
Others	975	—	(661)	—		—	14	328

Total deferred tax assets	$30,417	$(11)	$(772)	$1,135	$		$343	$31,112

Deferred tax liabilities:
Intangibles	21,123	6	(8,555)	—		—	88	12,662
Unrealized gain/(loss) on cash flow hedging and investments	12,294	—	(1,280)	—		(9,409)	154	1,759
Others	1,113			—		—	(5)	1,108

Total deferred tax liabilities	$34,530	$6	$(9,835)	$—		$(9,409)	$237	$15,529

Net deferred tax assets/(liabilities)	$(4,113)	$(17)	$9,063	$1,135		$9,409	$106	$15,583

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred tax presented in the consolidated statement of financial position is as follows:

	As at
	March 31, 2019	March 31, 2018
Deferred tax assets	23,772	27,395
Deferred tax liabilities	(10,706)	(11,812)

Net deferred tax assets	$13,066	$15,583

There are unused tax losses amounting to $18,270 as at March 31, 2019 for which no deferred tax asset has been recognized as these losses relate to a tax jurisdiction where the group entity has had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entity in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of the jurisdiction and, if not utilized, would expire on various dates starting from financial year 2020 to 2026. However, in the US and New Zealand there is no expiry period for the unused tax losses.

Deferred income tax liabilities on earnings of the Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $617,038, $494,571 and $401,857 as at March 31, 2019, 2018 and 2017, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2015, which assess additional taxable income that could in the aggregate give rise to an estimated $31,796 (March 31, 2018: $43,583) in additional taxes, including interest of $10,926 (March 31, 2018: $17,234). These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $55,135 (March 31, 2018: $45,002) in additional taxes, including interest of $18,413 (March 31, 2018: $13,897). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2019, the Company has provided a tax reserve of $11,658 (March 31, 2018: $12,370) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2019, corporate tax returns for years ended March 31, 2016 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,644 (March 31, 2018: $13,416) of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,034 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2019	2018	2017
Numerator:
Profit	$105,433	$86,436	$37,763
Denominator:
Basic weighted average ordinary shares outstanding	50,139,389	50,388,440	50,582,852
Dilutive impact of equivalent stock options and RSUs	2,138,724	2,527,160	2,357,456
Diluted weighted average ordinary shares outstanding	52,278,113	52,915,600	52,940,308

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excluded from the calculation of diluted EPS options and RSUs to purchase 33,025, 27,350 and 5,200 shares for the year ended March 31, 2019, 2018 and 2017, respectively, because their effect will be anti-dilutive.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2019:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands Cooperatief U.A.		The Netherlands

	WNS Global Services Philippines Inc.	Philippines

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L	Costa Rica

	Denali Sourcing Services Inc.(1)	Delaware, USA

WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom

	WNS Assistance (Legal) Limited(2)	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Legal Assistance LLP(3)	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	- WNS Customer Solutions (Singapore) Private Limited	Singapore

	- WNS Global Services (Australia) Pty Ltd	Australia

	- WNS New Zealand Limited(4)	New Zealand

	- Business Applications Associates Beijing Ltd	China

	WNS Global Services Private Limited(5)	India

	- WNS Global Services (UK) Limited(6)	United Kingdom

	- WNS Global Services SA (Pty) Limited	South Africa

	- WNS B-BBEE Staff Share Trust(7)	South Africa

	- Ucademy (Pty) Limited(8)	South Africa

	- WNS SA Domestic (Pty) Limited(9)	South Africa

	- MTS HealthHelp Inc.(10)	Delaware, USA

	- HealthHelp Holdings LLC(10)	Delaware, USA

	- HealthHelp LLC(10)	Delaware, USA

	- WNS-HealthHelp Philippines Inc.(11)	Philippines

	- Value Edge Inc.(12)	Delaware, USA

	- Value Edge AG.(12)	Switzerland

	- Value Edge GmbH(12)	Germany

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

	WNS Global Services (UK) International Limited(13)	United Kingdom

	- WNS Global Services North Americas Inc.(14)	Delaware, USA

Notes:

(1)	On January 20, 2017, the Company acquired all outstanding equity shares of Denali Sourcing Services Inc.
(2)	WNS Assistance (Legal) Limited, a wholly-owned subsidiary of WNS Assistance Limited, was incorporated on April 20, 2016.
(3)

WNS Legal Assistance LLP is a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 27) segment in the UK. During the year ended March 31, 2018, the Company acquired 20% of the equity capital of WNS Legal Assistance LLP from Prettys Solicitors (the non-controlling interest in WNS Legal Assistance LLP) as a consequence of which, WNS Legal Assistance LLP has become a wholly-owned subsidiary of WNS Assistance Limited. As at March 31, 2019, WNS Legal Assistance LLP is 98.75% owned by WNS Assistance Limited and 1.25% owned by WNS Assistance (Legal) Limited.

(4)	WNS New Zealand Limited, a wholly-owned subsidiary of WNS Global Services (Australia) Pty Ltd, was incorporated on June 13, 2017.
(5)

WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 80% and of WNS Customer Solutions (Singapore) Private Limited is 20%.

(6)

WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. As at March 31, 2019, the percentage of holding of WNS Global Services Private Limited is 71.7% and of WNS (Holdings) Limited is 28.3%.

(7)

The WNS B-BBEE Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. The trust holds 10% of the equity capital of WNS Global Services SA (Pty) Limited and the balance 90% is held by WNS Global Services (UK) Limited.

(8)	Ucademy (Pty) Limited has been incorporated as a subsidiary of WNS Global Services SA (Pty) Limited with effect from June 20, 2016
(9)	WNS SA Domestic (Pty) Limited, a wholly-owned subsidiary of WNS Global Services SA (Pty) Limited, was incorporated on December 19, 2018.
(10)

On March 15, 2017, the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries, which existed on that date. HealthHelp Holdings LLC is 63.7% owned by MTS HealthHelp Inc. and 36.3% owned by WNS North America Inc.

(11)	WNS-HealthHelp Philippines Inc., a wholly-owned subsidiary of HealthHelp LLC, was incorporated on December 21, 2018.
(12)

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

(13)	WNS Global Services (UK) International Limited, a wholly-owned subsidiary of WNS (Mauritius) Limited, was incorporated on September 17, 2018.
(14)	WNS Global Services North Americas Inc, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on October 4, 2018.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Acumentor Inc. (with effect from (“w.e.f.”) April 1, 2014)	An entity of which a member of key management is the sole proprietor

Razmatazz Events	An entity which a close relative of the member of key management owns and controls

Core Developers Private Limited (w.e.f. September 12, 2018)	An entity in which a member of key management has a controlling stake

Surface Architectural Supply Inc. (w.e.f. September 1, 2014)	An entity in which a member of key management has a controlling stake

J F Fitness of North America (w.e.f. September 1, 2014)	An entity in which a member of key management has a controlling stake

Sheron LLC (w.e.f. April 1, 2014) (Ceased to be a related party from January 31, 2019)	An entity which a member of key management and his close relative jointly own and control

JF Manufacturing LLC ( w.e.f. May 22, 2017)	An entity in which a member of key management has a controlling stake

Haviland Digital Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a sole controlling stake

Mission Control Productions Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a controlling stake

Mirabilis Technology Services Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a controlling stake

Haviland Digital Co-Productions Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a sole controlling stake

35 Yard Development (w.e.f. July 1, 2017)	An entity in which a member of key management has a joint controlling stake

Vitality Risk LLC (w.e.f. October 27, 2017)	An entity in which a member of key management has a sole controlling stake

Cyber Speciality LLC (w.e.f from February 1, 2019)	An entity in which a member of key management has a joint controlling stake

Key management personnel
Adrian T. Dillon	Chairman

Keshav R. Murugesh	Director and Group Chief Executive Officer

Renu S. Karnad	Director

Anthony A. Greener (Ceased to be director from September 27, 2016)	Director

Albert Aboody (Ceased to be director from September 27, 2017)	Director

Swaminathan Rajamani	Chief People Officer

Ronald Gillette (Ceased from January 31, 2019)	Chief Operating Officer

Gautam Barai (Appointed on January 31, 2019)	Chief Operating Officer

Sanjay Puria	Group Chief Financial Officer

Gareth Williams	Director

Michael Menezes	Director

John Freeland	Director

Francoise Gri	Director

Keith Haviland (Appointed on July 1, 2017)	Director

Mario P. Vitale (Appointed on October 27, 2017)	Director

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2019	2018	2017
Key management personnel*
Remuneration and short-term benefits	6,464	6,614	4,592
Defined contribution plan	97	94	89
Other benefits	16	17	15
Share-based compensation expense	14,957	17,677	13,347

*	Defined benefit plan related costs are not disclosed as these are determined for the Company as a whole.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

28. Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). Segment managers are responsible for the performance of the operating segments on a combined vertical structure which includes travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance services including auto claims; consulting and professional services; and others. Effective February 1, 2019, the Company realigned its segment managers responsible for the performance of operating segments on a combined vertical structure with the appointment of a segment manager as Chief Operating Officer. The revised structure includes travel, shipping and logistics services, utilities, retail and consumer products group; banking and financial and consulting and professional services; insurance services; healthcare; auto claims and others. The segment managers’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of combined vertical structure.

The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance; consulting and professional services; and others are similar in terms of services, service delivery methods, use of technology, and average long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance Limited and Accidents Happen Assistance Limited (which provide automobile repair through a network of third party repair centers), and WNS Assistance (Legal) Limited and WNS Legal Assistance LLP (which provide legal services in relation to personal injury claims), constitute WNS Auto Claims BPM, the performance of which is evaluated by the CODM separately. The WNS Auto Claims BPM segment does not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments, “WNS Global BPM” and “WNS Auto Claims BPM.”

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except in cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis, i.e. net of repair cost. The Company uses revenue less repair payments (non-GAAP) for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non-fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2019 are as follows:

	Year ended March 31, 2019
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$774,235	$34,885	$—	$809,120
Segment revenue	$774,309	$34,885	$(74)	$809,120
Payments to repair centers	—	15,166	—	15,166

Revenue less repair payments (non-GAAP)	774,309	19,719	(74)	793,954
Depreciation	20,130	204	—	20,334
Other costs	588,289	19,555	(74)	607,770

Segment operating profit/(loss)	165,890	(40)	—	165,850
Other income, net	(12,572)	(2,022)	—	(14,594)
Finance expense	3,204	—	—	3,204

Segment profit before income taxes	175,258	1,982	—	177,240
Income tax expense	25,503	216	—	25,719

Segment profit	149,755	1,766	—	151,521
Amortization of intangible assets				15,783
Share-based compensation expense				30,305

Profit after tax				$105,433

Addition to non-current assets	$29,583	$2,224	$—	$31,807
Total assets, net of elimination	667,261	118,369	—	785,630
Total liabilities, net of elimination	$156,298	$76,913	$—	$233,211

*	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.

No client individually accounted for more than 10% of the total revenue during the year ended March 31, 2019.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2018 are as follows:

	Year ended March 31, 2018
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$722,542	$35,414	$—	$757,956
Segment revenue	$722,600	$35,414	$(58)	$757,956
Payments to repair centers	—	16,970	—	16,970

Revenue less repair payments (non-GAAP)	722,600	18,444	(58)	740,986
Depreciation	19,682	272	—	19,954
Other costs	561,870	18,249	(58)	580,061

Segment operating profit/(loss)	141,048	(77)	—	140,971
Other income, net	(9,757)	(1,473)	—	(11,230)
Finance expense	4,065	199	—	4,264

Segment profit before income taxes	146,740	1,197	—	147,937
Income tax expense	15,319	112	—	15,431

Segment profit	131,421	1,085	—	132,506
Amortization of intangible assets				15,505
Share-based compensation expense				30,565

Profit after tax				$86,436

Addition to non-current assets	$32,337	$201	$—	$32,538
Total assets, net of elimination	633,186	126,377	—	759,563
Total liabilities, net of elimination	$181,627	$82,980	$—	$264,607

*	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.

No client individually accounted for more than 10% of the total revenue during the year ended March 31, 2018.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2017 are as follows:

	Year ended March 31, 2017
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$557,904	$44,642	$—	$602,546
Segment revenue	$557,983	$44,642	$(79)	$602,546
Payments to repair centers		24,102	—	24,102

Revenue less repair payments (non-GAAP)	557,983	20,540	(79)	578,444
Depreciation	16,598	305	—	16,903
Other costs	429,074	20,147	(79)	449,142
Impairment of goodwill (Refer Note 10)	—	21,673	—	21,673

Segment operating profit/(loss)	112,311	(21,585)	—	90,726
Other income, net	(7,785)	(904)	—	(8,689)
Finance expense	547		—	547

Segment profit/(loss) before income taxes	119,549	(20,681)	—	98,868
Income tax expense	17,441	89	—	17,530

Segment profit/(loss)	102,108	(20,770)	—	81,338
Amortization of intangible assets				20,539
Share-based compensation expense				23,036

Profit after tax				$37,763

Addition to non-current assets	$111,280	$453	$—	$111,733
Total assets, net of elimination	590,974	113,149	—	704,123
Total liabilities, net of elimination	$214,155	$74,902	$—	$289,057

*	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.

One customer in the WNS Global BPM segment accounted for 9.0% of the Company’s total revenue for the year ended March 31, 2017. The receivables from this customer comprised 7.1% of the Company’s total trade receivables as at March 31, 2017.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended March 31,
	2019	2018	2017
Jersey, Channel Islands	$—	$—	$—
US	335,880	308,436	196,193
UK	253,962	258,863	248,588
Australia	77,187	66,626	49,053
Europe (excluding UK)	56,383	47,169	37,494
South Africa	38,866	42,841	42,717
Rest of the world	46,842	34,021	28,501

Total	$809,120	$757,956	$602,546

The Company’s non-current assets (excluding goodwill and intangible assets) by geographic area are as follows:

	As at March 31,
	2019	2018
Jersey, Channel Islands	$—	$—
India	26,708	26,167
Philippines	18,797	14,050
South Africa	6,374	10,529
North America	3,777	5,112
UK	2,144	756
Rest of the world	3,198	3,992

Total	$60,998	$60,606

29. Commitment and contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between fiscal 2020 and 2029, that are renewable on a periodic basis at the option of the lessor and the lessee and have rent escalation clause. The details of future minimum lease payments under non-cancelable operating leases as at March 31, 2019 are as follows:

Operating lease
Less than 1 year	$30,505
1-3 years	54,534
3-5 years	41,951
More than 5 years	34,929

Total minimum lease payments	$161,919

Rental expenses were $35,909, $33,685 and $27,712 for the years ended March 31, 2019, 2018, and 2017, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Capital commitments

As at March 31, 2019 and 2018, the Company had committed to spend approximately $10,778 and $5,762, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $1,352 and $2,579 as at March 31, 2019 and 2018, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $564 and $575 as at March 31, 2019 and 2018, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

30. Additional capital disclosures

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

The capital structure as at March 31, 2019 and 2018 was as follows:

	As at March 31,
	2019	2018	% Change
Total equity attributable to the equity shareholders of the Company	$552,419	$494,956	19%
As percentage of total capital	90%	85%
Long term debt (1)	61,800	89,900	(24)%
Total debt	$61,800	$89,900	(24)%
As percentage of total capital	10%	15%

Total capital (debt and equity)	$614,219	$584,856	10%

Note:

(1)	Before netting off debt issuance cost of $409 and $769 as at March 31, 2019 and March 31, 2018, respectively.

The Company is predominantly equity-financed. This is also evident from the fact that debt represents only 10% and 15% of total capital as at March 31, 2019 and 2018, respectively.