Form 20-F
period 2020-03-31
WNS (HOLDINGS) LTD
filed 2020-05-01
CIK 1356570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As at March 31, 2020, 49,733,640 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 49,467,872 ordinary shares were held in the form of American Depositary Shares (“ADSs”). Each ADS represents one ordinary share.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17     ☐  Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

WNS (HOLDINGS) LIMITED

Ex-2.3 Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended

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

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton India LLP, independent registered public accounting firm

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “EU” are to the European Union. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka, references to “PHP” or “Philippine Peso” are to the legal currency of the Philippines and references to “NZD” or “New Zealand Dollar” are to the legal currency of New Zealand. Our financial statements are presented in US dollars. Our financial statements included in this annual report are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

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

In this annual report, references to “SEC” or “Commission” are to the United States Securities and Exchange Commission.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	our dependence on a limited number of clients in a limited number of industries;

•	the impact of the ongoing COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows;

•	currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management (“BPM”) industry;

•	technological innovation;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to collect our receivables from, or bill our unbilled services to, our clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2020, 2019, 2018, 2017 and 2016 have been prepared in conformity with IFRS, as issued by the IASB.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following selected consolidated statement of income data for fiscal 2020, 2019 and 2018 and selected consolidated statement of financial position data as at March 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for fiscal 2017 and 2016 and selected consolidated statement of financial position data as at March 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2020	2019	2018	2017	2016
	(US dollars in millions, except share and per share data)
Consolidated statement of income data:
Revenue	$928.3	$809.1	$758.0	$602.5	$562.2
Cost of revenue(1) (3)	583.9	518.2	503.1	403.3	365.4

Gross profit	344.3	290.9	254.8	199.2	196.8
Operating expenses:
Selling and marketing expenses(1)	52.8	44.6	41.8	32.6	30.8
General and administrative expenses(1)	128.6	115.2	117.6	91.7	78.9
Foreign exchange gains, net(2)	(3.4)	(4.5)	(15.0)	(14.5)	(11.0)
Impairment of goodwill	4.1	—	—	21.7	—
Amortization of intangible assets	15.7	15.8	15.5	20.5	25.2

Operating profit	146.6	119.8	94.9	47.2	72.9
Other income, net	(14.4)	(14.6)	(11.2)	(8.7)	(8.5)
Finance expense(3)	17.0	3.2	4.3	0.5	0.3

Profit before income taxes	144.0	131.1	101.8	55.3	81.1
Income tax expense	27.2	25.7	15.4	17.5	21.2

Profit after tax	$116.8	$105.4	$86.4	$37.8	$59.9

Earnings per share of ordinary share:
Basic	$2.35	$2.10	$1.72	$0.75	$1.17
Diluted	$2.24	$2.02	$1.63	$0.71	$1.12
Basic weighted average ordinary shares outstanding	49,726,636	50,139,389	50,388,440	50,582,852	51,372,117
Diluted weighted average ordinary shares outstanding	52,036,940	52,278,113	52,915,600	52,940,308	53,639,670

	As at March 31,
	2020	2019	2018	2017	2016
	(US dollars in millions)
Consolidated statement of financial position data:
Assets
Cash and cash equivalents	$96.9	$85.4	$99.8	$69.8	$41.9
Investments	125.6	67.9	121.0	112.0	133.0
Trade receivables including unbilled revenue, net	147.8	140.6	133.1	109.3	99.2
Contract assets (4)	7.5	4.2	—	—	—
Other current assets(5)	51.0	37.3	46.7	71.9	48.4

Total current assets	428.8	335.4	400.6	363.0	322.5

Goodwill and intangible assets, net	191.4	211.0	224.9	230.6	103.4
Property and equipment, net	57.0	61.0	60.6	54.8	50.4
Right-of-use assets(3)	159.1	—	—	—	—
Deferred tax assets	28.9	23.8	27.4	16.7	22.5
Investments	80.1	82.5	0.5	0.4	—
Contract assets (4)	28.9	22.0	—	—	—
Other non-current assets (6)	38.0	49.9	45.6	38.5	26.7

Total non-current assets	583.5	450.2	359.0	341.1	203.0

Total assets	1,012.3	785.6	759.6	704.1	525.5

Liabilities and equity
Current portion of long-term debt	16.7	28.0	27.7	27.6	—
Trade payables	29.3	17.8	19.7	14.2	19.9
Lease liabilities(3)	23.4	—	—	—	—
Other current liabilities(7)	136.4	116.2	119.9	106.9	83.5

Total current liabilities	205.8	162.0	167.3	148.7	103.4

Long-term debt	16.7	33.4	61.4	89.1	—
Lease liabilities(3)	155.5	—	—	—	—
Other non-current liabilities(8)	47.2	37.8	35.9	51.2	13.9

Total non-current liabilities	219.4	71.2	97.3	140.3	13.9

Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 49,733,640, 51,153,220 54,834,080, 53,312,559 and 52,406,304 shares each as at March 31, 2020, 2019, 2018, 2017 and 2016, respectively)	7.9	8.1	8.5	8.3	8.2
Share premium	187.3	269.5	371.8	338.3	306.9
Other shareholders’ equity (9)	392.0	331.2	248.9	163.2	123.6

Total shareholders’ equity, including shares held in treasury	587.1	608.8	629.2	509.8	438.7

Less: Nil shares as at March 31, 2020, 1,101,300 shares as at March 31, 2019, 4,400,000 shares as at March 31, 2018, 3,300,000 shares as at March 31, 2017 and 1,100,000 shares as at March 31, 2016, held in treasury, at cost	—	(56.4)	(134.2)	(94.7)	(30.5)

Total shareholders’ equity	587.1	552.4	495.0	415.1	408.2

Total liabilities and equity	$1,012.3	$785.6	$759.6	$704.1	$525.5

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2020	2019	2018	2017	2016
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$928.3	$809.1	$758.0	$602.5	$562.2
Gross profit as a percentage of revenue	37.1%	36.0%	33.6%	33.1%	35.0%
Operating profit as a percentage of revenue	15.8%	14.8%	12.5%	7.8%	13.0%
Non-GAAP Financial Data:
Revenue less repair payments (non-GAAP)(10)	$896.2	$794.0	$741.0	$578.4	$531.0
Gross profit as a percentage of revenue less repair payments (non-GAAP)	38.4%	36.6%	34.4%	34.4%	37.1%
Operating profit as a percentage of revenue less repair payments (non-GAAP)	16.4%	15.1%	12.8%	8.2%	13.7%
Operating Data:
Number of employees (at year end) (11)	44,292	39,898	36,540	34,547	32,388

Notes:

(1)	Includes the following share-based compensation expense amounts:

	For the year ended March 31,
	2020	2019	2018	2017	2016
	(US dollars in millions)
Cost of revenue	$4.6	$4.3	$3.8	$2.8	$1.9
Selling and marketing expenses	$4.8	$4.0	$2.6	$1.7	$1.4
General and administrative expenses	$28.1	$22.0	$24.2	$18.5	$14.6

(2)

On adoption of IFRS 9 “Financial Instruments” (“IFRS 9”) with effect from April 1, 2018, cash flow hedging gains and losses, which were previously reported in foreign exchange gains or losses, net, are now reported in revenue. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 39 –“Financial Instruments: Recognition and Measurement.”

(3)

Disclosed separately on adoption of IFRS 16 “Leases” with effect from April 1, 2019. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 17 “Leases.” Finance cost includes interest on lease liabilities which was earlier accounted as part of facilities cost included in cost of revenue as per IAS 17 “Leases.”

(4)

Disclosed separately on adoption of IFRS 15 “Revenue from Contracts with Customers” with effect from April 1, 2018. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 18 “Revenue.”

(5)	Consists of funds held for clients, derivative assets, and prepayments and other current assets.
(6)	Consists of non-current portion of derivative assets, and other non-current assets.
(7)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, contract liabilities, current taxes payable and other liabilities.
(8)	Consists of non-current portion of derivatives liabilities, pension and other employee obligations, contract liabilities, deferred tax liabilities and other non-current liabilities.
(9)	Consists of retained earnings and other components of equity.
(10)

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

	For the year ended March 31,
	2020	2019	2018	2017	2016
	(US dollars in millions)
Revenue (GAAP)	$928.3	$809.1	$758.0	$602.5	$562.2
Less: Payments to repair centers(a)	32.0	15.2	17.0	24.1	31.2

Revenue less repair payments (non-GAAP)	$896.2	$794.0	$741.0	$578.4	$531.0

Note:

(a)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs and legal services in relation to personal injury claims. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments (non-GAAP) to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (non-GAAP) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

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

(11)

Commencing fiscal 2018, we are including in our disclosed total “headcount” the number of apprentices employed under the India government scheme, National Employability Enhancement Mission, pursuant to which apprentices undergo a three to 36 month apprenticeship to enhance their employability. There is no guarantee of employment with WNS following the completion of the apprenticeship. Our previously disclosed total “headcount” does not include apprentices. The total “headcount” presented for prior periods in the table above have been re-computed to include apprentices for comparative purposes.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and the Use of Proceeds

Not applicable.

D. Risk Factors

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.

The recent global outbreak and spread of the respiratory illness caused by a coronavirus strain known as COVID-19, which was reported to have surfaced in December 2019, has caused, and is likely to continue to cause, additional slowdown in the global economy, as is evidenced by the recent declines in investments, exports and industrial production. On March 27, 2020, the International Monetary Fund officially declared that the global economy has entered into a recession, as a result of the spread of COVID-19. Its global spread has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. For further information, see “— Our business operations and future growth may be negatively impacted on account of the COVID-19 pandemic.”

The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

28.5% of our revenues and 26.0% of our revenue less repair payments (non-GAAP) in fiscal 2020 and 29.0% of our revenues and 27.6% of our revenue less repair payments (non-GAAP) in fiscal 2019 are denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective, however there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

In the US, there are concerns over the possibility of its economy entering into a deep recession, including on account of the COVID-19 pandemic, and there continue to be similar signs of continued economic slowdown and weakness in parts of Europe and India. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

These economic and geo-political conditions may affect our business in a number of ways, as we have operations in 12 countries and we service clients across multiple geographic regions. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Changing economic conditions may also have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “— Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.”

The current global economic slowdown and uncertainty about the future global economic conditions could also continue to increase the volatility of our ADS price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our targeted industries, in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2020 and 2019, our five largest clients accounted for 25.1% and 27.1% of our revenue and 26.0% and 27.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2020 and 2019, our three largest clients accounted for 17.7% and 18.1% of our revenue and 18.4% and 18.5% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2020, our largest client individually accounted for 6.9% and 7.1% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 6.9% and 7.1% in fiscal 2019, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, one of our top five clients by revenue contribution in fiscal 2014, an online travel agency (“OTA”), provided us with lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013, pursuant to which it, over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and in June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5% and 6.1% of our revenue and 2.6% and 6.5% of our revenue less repair payments (non-GAAP) in fiscal 2015 and 2014, respectively. The other OTA uses several BPM vendors to manage such processes on its technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

We have derived, and we expect to continue deriving for the foreseeable future, a significant portion of our revenue from Aviva Global Services (Management Services) Private Limited (“Aviva MS”). Under our master services agreement with Aviva MS, Aviva MS is permitted to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, until fiscal 2018, Aviva MS was our largest client and revenue from Aviva MS decreased from $54.5 million in fiscal 2017 to $51.9 million in fiscal 2018 to $50.1 million in fiscal 2019 and increased to $53.3 million in fiscal 2020. Part of this decline in revenue of fiscal 2018 and 2019 was attributable to revised pricing terms and part was attributable to a reduction of services due to automation performed by Aviva MS and the automation of certain services by WNS. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia. Economic slowdowns or factors that affect these industries or the economic environment in the US, the UK, Europe or Australia could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2020 and 2019, 27.7% and 26.6% of our revenue, respectively, and 25.2% and 25.2% of our revenue less repair payments (non-GAAP), respectively, was derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 18.0% and 17.4% of our revenue, respectively, and 18.6% and 17.8% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

The current global economic slowdown has affected, and may continue to affect, both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “— The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. Our results of operations depend on, among other things, our ability to maintain and increase our sales volume with existing clients and to attract new clients. We expect the COVID-19 pandemic’s impact to affect the demand for our services across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. A downturn in any of our targeted industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. Our business will be more significantly impacted in industry verticals where clients are directly affected by the containment measures, such as travel and leisure, diversified businesses (especially manufacturing and retail) and certain segments of banking and financial services, than clients who are able to deliver their products and services remotely, such as insurance. Further, we believe that there are industry verticals, such as healthcare and telecom, where we might see a medium- to long-term increase in the business.

In addition, any further weakening of or uncertainty in worldwide economic and business conditions could result in some of our clients reducing or postponing their outsourced business requirements. Additionally, the COVID-19 pandemic may cause significant financial distress to some of our clients. These issues impacting our clients in turn could decrease the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in the US, the UK, Europe and Australia. In fiscal 2020 and 2019, 42.3% and 41.5% of our revenue, respectively, and 43.8% and 42.3% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the US. During the same periods, 31.4% and 31.4% of our revenue, respectively, and 28.9% and 30.1% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the UK, 8.0% and 7.0% of our revenue, respectively, and 8.3% and 7.1% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (excluding the UK), and 8.6% and 9.5% of our revenue, respectively, and 8.9% and 9.7% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Australia. Any weakening of or uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.

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

Our business operations and future growth may be negatively impacted on account of the COVID-19 pandemic.

The global outbreak of COVID-19 continues to rapidly evolve. The COVID-19 pandemic has spread to a majority of countries around the world, including countries where all of our delivery centers are located, and has created significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling ecosystem necessary for our business to operate smoothly, have resulted in our inability to fully deliver services to our clients. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to adverse effect on employees’ health, a slowdown and often a stoppage of delivery, work, travel and other activities which are critical for maintaining on-going business activities. Our ability to continue operations is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity and the sustainability of social infrastructure to enable our remote-working employees to continue delivering services.

Given the uncertainty around the extent and timing of the future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for our services and have a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and our ADS price. These effects could be material and long-term in duration.

Following guidance from local public health authorities in the countries in which we operate, we have taken various measures, and transitioned into a new process, to help reduce the spread of the virus and maintain the health and safety of our workforce, including but not limited to, implementing remote-working arrangements, restricting access to sites and implementing other measures to help maintain the safety of our workforce, which will allow us to carry out operations from our delivery centers when the local public health authorities allow it. The effects of these policies may negatively impact productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Some of these measures have required us to provide services and operate client processes in an unsupervised environment, and while this has been acknowledged by our clients, such alternative operating models may result in breaches of our contractual obligations. Also, if a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

For example, in India, the Philippines, South Africa and the United States, we have large concentrations of employees performing critical operations. The closure of those facilities, or restrictions inhibiting our employees’ ability to access those facilities, has disrupted, and could in the future disrupt our ability to provide our services and solutions and result in, among other things, terminations of client contracts and losses of revenue. In addition, clients may also defer decision making, delay planned work or seek to terminate current agreements. International, as well as domestic, travel bans imposed as emergency measures by governments, our reduced ability to hire new employees, disruptions to our supply chain, lockdowns in geographies where clients are located and temporary closure of our delivery centers have impaired, and may continue to impair, our ability to sell new business or expand our relationships with existing clients and hence may have an impact on our growth, financial condition, results and/or ADS price. Further, we might suffer delays in managerial and financial reporting and SEC filings, inability to perform audits and apply effective financial controls, or failures under other regulatory or compliance requirements to which we are subject.

To the extent the COVID-19 pandemic adversely affects our business, financial condition, results of operations and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as, but not limited to, those relating to:

•	the global economic and geo-political conditions and financial markets and the economy in general and the resultant potential fluctuations in foreign exchange rates;

•	our revenue being highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia;

•	our potentially causing disruptions to our clients’ businesses, providing inadequate service or being in breach of our representations or obligations;

•	the negative public reaction to offshore outsourcing, proposed legislation or otherwise;

•

our operating results, which may differ from period to period and make it difficult for us to prepare accurate internal financial forecasts for responding in a timely manner to offset such period to period fluctuations;

•	a substantial portion of our assets and operations being located in India and we being subjected to regulatory, economic, social and political uncertainties in India;

•	restrictions on entry visas that may affect our ability to compete for and provide services to clients in the US and the UK; and

•

our ability to maintain effective controls that may materially impact or are reasonably likely to materially impact our disclosure controls and procedures and internal controls over financial reporting.

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars, Euro and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine peso. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar, Euro or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine peso would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling, Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Fluctuations between the pound sterling, the Indian rupee, the South African rand, the Australian dollar or the Philippine peso, on the one hand, and the US dollar, on the other hand, expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the pound sterling, Indian rupee, South African rand, Australian dollar, Euro and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. In addition, the impact of COVID-19 on macroeconomic conditions may impact the proper functioning of financial and capital markets and result in unpredictable fluctuations in foreign currency exchange rates.

The withdrawal of the UK from the EU in January 2020 has created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU. See “—The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our operations in the UK and EU, which could reduce the value of our ADS.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average Indian rupee to US dollar exchange rate was approximately ₹ 70.91 per $1.00 in fiscal 2020, which represented a depreciation of the Indian rupee by an average of 1.4% as compared with the average exchange rate of approximately ₹ 69.92 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Indian rupee by an average of 8.5% as compared with the average exchange rate of approximately ₹ 64.46 per $1.00 in fiscal 2018.

The average pound sterling to US dollar exchange rate was approximately £0.79 per $1.00 in fiscal 2020, which represented a depreciation of the pound sterling by an average of 3.2% as compared with the average exchange rate of £0.76 per $1.00 in fiscal 2019, which represented a depreciation of the pound sterling by an average of 0.9% as compared with the average exchange rate of £0.75 per $1.00 in fiscal 2018.

The average Australian dollar exchange rate was approximately A$1.47 per $1.00 in fiscal 2020, which represented a depreciation of the Australian dollar by an average of 6.5% as compared with the average exchange rate of approximately A$1.37 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Australian dollar by an average of 5.8% as compared with the average exchange rate of approximately A$1.29 per $1.00 in fiscal 2018.

The average Euro exchange rate was approximately €0.90 per $1.00 in fiscal 2020, which represented a depreciation of the Euro by an average of 4.1% as compared with the average exchange rate of approximately €$0.86 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Euro by an average of 1.0% as compared with the average exchange rate of approximately €0.85 per $1.00 in fiscal 2018.

The average South African rand exchange rate was approximately R14.76 per $1.00 in fiscal 2020, which represented a depreciation of the South African rand by an average of 7.3% as compared with the average exchange rate of approximately R13.76 per $1.00 in fiscal 2019, which in turn represented a depreciation of the South African rand by an average of 6.0% as compared with the average exchange rate of approximately R12.98 per $1.00 in fiscal 2018.

The average Philippine peso exchange rate was approximately PHP 51.43 per $1.00 in fiscal 2020, which represented an appreciation of the Philippine peso by an average of 2.8% as compared with the average exchange rate of approximately PHP 52.91 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Philippine peso by an average of 4.2% as compared with the average exchange rate of approximately PHP 50.76 per $1.00 in fiscal 2018.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, the South African rand or the Philippine peso appreciates significantly against the US dollar.

For example, the depreciation of the Indian Rupee and the South African rand against the US dollar in fiscal 2020 positively impacted our results of operations whereas the depreciation of the pound sterling and the Australian dollar against the US dollar negatively impacted our results of operations during that year.

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

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations in fiscal 2017.

During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimates. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business.

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

We have operations in 12 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our and our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the California Consumer Privacy Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

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

Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing business process management companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as artificial intelligence, machine learning, robotic process automation and voice recognition, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on business process management companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ customers. Lockdowns and other measures imposed by governments around the world, as well as other resulting impact of the COVID-19 pandemic, may result in our temporary inability to meet the service level and performance requirements of our clients. Failure to consistently meet service requirements of a client or errors made by our associates or the software/platforms we use in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

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

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality of the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE18 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. Additionally, remote-working solutions deployed during the COVID-19 pandemic situation could potentially result in heightened confidentiality risks on account of services being delivered in a physically unsupervised environment. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

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

We also cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ or business partners’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s or business partners’ computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our clients’ or business partners’ network to steal data or to seek sensitive information. Any intrusion into our network or our clients’ or business partners’ network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2021 (including work orders/statement of works that will expire on or before March 31, 2021) represented approximately 14.3% of our revenue and 14.8% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2020. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.

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

Our business is dependent on the secure and reliable operation of controls within our and our clients’ information systems and processes, whether operated or executed by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to record fraudulent transactions. Additionally, the physically unsupervised nature of remote-working during the COVID-19 pandemic could potentially expose us to potential instances of fraud. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Accordingly, we may have significant liability arising from fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. In addition, we cannot accurately predict the impact that the COVID-19 pandemic might have on our clients’ outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore outsourcing due to the pressures they face from their increased unemployment resulting from the COVID-19 pandemic.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

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

Our business depends on our ability to successfully obtain payment from our clients for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain allowances, using the expected credit loss model, against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as any domestic or global credit crisis and disruption of the global financial system, including on account of the COVID-19 pandemic, could also result in financial difficulties for our clients, including, but not limited to, limited access to the credit markets, insolvency or bankruptcy and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. In fiscal 2019, we added new facilities in Palma, Spain, and the Philippines. In fiscal 2020, we added new facilities in Pune and Gurgaon, India and the Philippines. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional delivery centers in the Asia Pacific, North America and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 44,292 as at March 31, 2020 from 28,890 as at March 31, 2015. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. In fiscal 2019, we added new facilities in Palma, Spain and the Philippines. In fiscal 2020, we added new facilities in Pune and Gurgaon, India and the Philippines. We now have delivery centers across 12 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific, North America and Europe.

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

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During each of fiscal 2020, 2019 and 2018, the attrition rate for our employees who have completed six months of employment with us was 30%, 31% and 29%, respectively. The attrition rate for our employees decreased in fiscal 2020 and we cannot assure you that our attrition rate will not continue to increase or decrease in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

We have incurred a substantial amount of indebtedness in connection with recent acquisitions. As at March 31, 2020, we had total indebtedness of $33.6 million in secured bank loans. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

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

Our ability to fund planned capital expenditures and to make payments on our outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given the recent global economic slowdown and that the uncertainty over global economic conditions remains, including on account of the COVID-19 pandemic, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the current global economic slowdown and uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing.

If we cannot fund our capital expenditures, service our indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional equity or debt or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

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

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India, may reduce this competitive advantage. For example, in August 2019, the Government of India introduced the Code on Wages, 2019, which replaced four central labor laws, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976, and introduced a national minimum wage for all employees to be determined by the appropriate government. The Indian Supreme Court recently clarified that certain allowances paid by an employer to an employee should be included in the definition of “basic wage” for the purposes of employee provident fund contributions. As a result, our wage costs in India may increase. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

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

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel industry, including natural disasters, outbreak of infectious diseases (such as the outbreak of the COVID-19 virus across the world) or other serious public health concerns and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. The extent to which the COVID-19 pandemic impacts the length of sales cycle for our services will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; the effect on our potential and existing clients and client demand for our services and solutions; our ability to sell and provide our services and solutions; the ability of our clients to pay for our services and solutions; and any further closures of our and our clients’ offices and facilities. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

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

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short-term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2020, 2019 and 2018, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability. The global outbreak of COVID-19 has also led to, and may continue to lead to, increased costs, as we have to incur additional expenses in relation to the measures we have implemented to safeguard our employees’ health and safety and client operations, such as enhanced sanitization measures at our office premises, laptop rental costs for employees who are working remotely, telecommunications costs for mobile broadband devices, additional software licenses and logistics costs for the movement of equipment and we may need to pay higher costs for compensation, rental, accommodation and other fixed costs as a result of disruptions caused by the continued spread of the virus.

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

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions in the high technology, retail and CPG, banking and financial services, utilities and healthcare verticals, and in March 2017, we acquired HealthHelp, an industry leader in care management whose solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. In June 2016, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. There is no assurance that these acquisitions will be profitable for us. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. For more information see “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and government policy changes of multiple jurisdictions.”

We also face risks arising from acquisitions of businesses reliant upon a small number of key clients. The value of such acquisitions may decline in the event that their key clients decide not to renew their contracts, or decrease their volume of business or the prices paid for services. For example, HealthHelp is primarily reliant on one client. A decline in the volume of business from this client or in the pricing of our services to this client would likely adversely affect our ability to achieve the expected accretive benefits from our acquisition of HealthHelp.

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

As at March 31, 2020, we had goodwill and intangible assets of approximately $191.4 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations in fiscal 2017. During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. See also “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, of the total $191.4 million in goodwill and intangible assets we had as at March 31, 2020, $89.2 million pertains to our acquisition of HealthHelp in fiscal 2017. This goodwill and intangible assets associated with our acquisition of HealthHelp is primarily attributable to HealthHelp’s expected business from one client. We expect this client to renegotiate the pricing of our services to them but there is no certainty as to when that may occur. Further, there is no assurance that our pricing terms with this client will remain on terms acceptable to us. If there is a significant decline in the prices charged for services to this client or a decrease in the volume of business from this client, we may be required to review our goodwill and intangible assets for impairment and record a further impairment charge. Further, if, for example, the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited, a provider of offshore analytics services which we acquired in 2007, and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands and are subject to Jersey laws and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to Jersey income tax at a rate of 0%. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, in August 2019, the Government of India introduced the Code on Wages, 2019, which replaced four central labor laws, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965,and the Equal Remuneration Act, 1976, and introduced a national minimum wage for all employees to be determined by the appropriate government. The Indian Supreme Court recently clarified that certain allowances paid by an employer to an employee should be included in the definition of “basic wage” for the purposes of employee provident fund contributions. As a result, our wage costs in India may increase. In December 2019, the Parliament of India passed the Citizenship (Amendment) Act, 2019, which provides citizenship to religious minorities in Pakistan, Bangladesh and Afghanistan, prompting protests across India. In addition, there are concerns over the slowing growth of India’s economy and the negative impact that COVID-19 may have on our business, financial condition, results of operations and cash flows. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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

The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our operations in the UK and EU, which could reduce the value of our ADS.

We have operations in the UK, Romania, Spain and Poland. Brexit has created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU and could cause disruptions to, and create uncertainty surrounding, our operations in the UK and the EU. The long-term effects of Brexit will depend on the agreements or arrangements with the EU for the UK to retain access to EU markets either during a transitional period or more permanently. These developments may have an adverse effect on our operations in the UK and the EU, the value of our ADSs and your investment in our ADSs.

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

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. We achieved a level two rating in respect of WNS South Africa (Pty) Ltd in September 2019, which is valid until September 2020. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved a level seven rating in respect of WNS Global Services SA (Pty) Limited in our BBBEE verification audit in October 2019, which is valid until October 2020. With the achievement of a level two rating in respect of WNS South Africa (Pty) Ltd and a level seven rating in respect of WNS Global Services SA (Pty) Limited, we currently continue to meet the minimum BBBEE rating required under our South African client contracts and be eligible for government grants associated with our domestic and international business.

However, there is no assurance that we will maintain our existing BBBEE rating with respect to WNS South Africa (Pty) Ltd or WNS Global Services SA (Pty) Limited in our next annual BBBEE verification audits or thereafter. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

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

In fiscal 2020 and 2019, our tax rate in India and the Philippines impacted our effective tax rate. In fiscal 2018, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $17.7 million, $15.7 million and $9.4 million in additional income tax expense on our combined operations in our Special Economic Zone operations in India, the Philippines and Sri Lanka in fiscal 2020, fiscal 2019 and fiscal 2018, respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India and the Philippines to continue to impact our effective tax rate. Our effective tax rate in Sri Lanka has been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018, following which the income from export of service has been subject to tax at 14% on net basis.

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate of 34.95%, in fiscal 2020 and 2019, and 34.61% in fiscal 2018. In December 2019, the Government of India enacted the India Tax Law effective retroactively to April 1, 2019 that enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with Special Economic Zones and certain other tax incentives and may not reverse its election. Our current intent is to continue to be subject to the current rate of 34.95% and claim tax holidays associated with SEZ. See “Part I — Item 4. Information on the Company — B. Business Overview — Regulations.”

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

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment in fiscal 2004 through fiscal 2016 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹ 2,439.2 million ($32.3 million based on the exchange rate on March 31, 2020) in additional taxes, including interest of ₹ 835.6 million ($11.1 million based on the exchange rate on March 31, 2020).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited (“WNS BCS”), each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2020 we have provided a tax reserve of ₹ 774.3 million ($10.2 million based on the exchange rate on March 31, 2020) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5. Operating and Financial Review and Prospects—Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹ 3,704.6 million ($49.0 million based on the exchange rate on March 31, 2020) in additional taxes, including interest of ₹ 1,253.9 million ($16.6 million based on the exchange rate on March 31, 2020). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹ 916.4 million ($12.1 million based on the exchange rate on March 31, 2020) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2020, corporate tax returns in fiscal 2017 and thereafter remain subject to examination by tax authorities in India.

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

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2020) in connection with the review of our tax return in fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of terrorism, civil unrest and hostilities in and among neighboring countries, including Sri Lanka, India and Pakistan. In April 2019, several churches and hotels in Sri Lanka, including premises within one kilometer of one of our delivery centers, were targeted in a series of coordinated terrorist bombings. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Parliament of India, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could disrupt our operations or influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. Further, the COVID-19 pandemic has resulted in the temporary suspension of existing visas and several governments not granting new visas. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2020, we had 49,733,640 ordinary shares outstanding, including 49,467,872 shares represented by 49,467,872 ADSs. In addition, as at March 31, 2020, a total of 2,851,797 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated, the “2006 Incentive Award Plan”) and our 2016 Incentive Award Plan (as amended and restated, the “2016 Incentive Award Plan”). All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

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

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares (or ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more US subsidiaries, certain of our non-US subsidiaries could be treated as controlled foreign corporations regardless of whether we are or are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in US property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in our ordinary shares (or ADSs).

Our share repurchase program could affect the price of our ADSs.

In March 2018, our shareholders approved a share repurchase program authorizing the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Under this repurchase program, our ADSs may be purchased in the open market from time to time over 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the share repurchase program with cash on hand. The program would not obligate us to repurchase any dollar amount or number of ADSs, and may be suspended or discontinued at any time at our discretion. To date, we have repurchased 2,200,000 ADSs in the open market under this repurchase program.

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

ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of our Company

WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. We converted from a private limited company to a public limited company on January 4, 2006 in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission (“JFSC”) in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 15 Exchange Place, 3rd Floor, Suite 310, Jersey City, New Jersey 07302, US.

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

From 2004 to July 2007, we provided business process outsourcing services to Aviva International Holdings Limited (“Aviva”). In July 2008, we acquired Aviva Global from Aviva.

We have made a number of acquisitions since fiscal 2003, including our acquisition of Town & Country Assistance Limited. We subsequently rebranded the company as WNS Assistance, which is part of WNS Auto Claims BPM, our reportable segment for financial statement purposes. In fiscal 2004, we acquired the health claims management business of Greensnow Inc. In fiscal 2006, we acquired Trinity Partners Inc. (which we merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking. In August 2006, we acquired from PRG Airlines Services Limited (“PRG Airlines”) its fare audit services business. In September 2006, we acquired from GHS Holdings LLC (“GHS”) its financial accounting business. In May 2007, we acquired Marketics, a provider of offshore analytics services. In June 2007, we acquired Flovate Technologies Limited (“Flovate”), a company engaged in the development and maintenance of software products and solutions, which we subsequently renamed as WNS Workflow Technologies Limited. In March 2008, we entered into a joint venture with Advanced Contract Solutions, Inc. (“ACS”), a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. and in November 2011, we acquired ACS’s shareholding in WNS Philippines Inc., which became our wholly-owned subsidiary. In April 2008, we acquired Chang Limited, an auto insurance claims processing services provider in the UK, through its wholly-owned subsidiary, Accidents Happen Assistance Limited (“AHA”) (formerly known as Call 24-7 Limited, or Call 24-7). In June 2008, we acquired Business Applications Associates Limited (“BizAps”), a provider of Systems Applications and Products (“SAP ®” ) solutions to optimize the enterprise resource planning functionality for our finance and accounting processes. In June 2012, we acquired Fusion Outsourcing Services (Proprietary) Limited (“Fusion”), a provider of a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. Following our acquisition of Fusion, we have renamed it as WNS Global Services SA (Pty) Ltd. In June 2016, we acquired Value Edge, a leading provider of commercial research and analytics services to clients in the Pharma / Biopharma industry. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions. In March 2017, we acquired HealthHelp, an industry leader in BPM care management.

Most recently in April 2017, we established the WNS B-BBEE Staff Share Trust with the principal objective of creating meaningful participation of the Black employees (as defined in the applicable legislation) of our South African subsidiaries in the growth of the company. We are committed to transformation in South Africa and are implementing this structure to benefit Black People in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment as promulgated by section 9(1) of the Broad-Based Black Economic Empowerment Act No. 53 of 2003 of South Africa. In June 2017, we established WNS New Zealand Limited, a wholly owned subsidiary of WNS Global Services (Australia) Pty Ltd. In July 2017, we merged Value Edge into WNS Global Services Private Limited. In September 2018, we established WNS Global Services (UK) International Limited, a wholly owned subsidiary of WNS (Mauritius) Limited. In October 2018, we established WNS Global Services North Americas Inc., a wholly owned subsidiary of WNS Global Services (UK) International Limited and WNS Global Services (UK) Limited, Sucursal En España, a new branch of WNS Global Services (UK) Limited. In December 2018, we established WNS SA Domestic (Pty) Ltd, a wholly owned subsidiary of WNS Global Services SA (Pty) Limited and WNS-Healthhelp Philippines Inc, a wholly owned subsidiary of HealthHelp LLC. In September 2019, we changed the name of our wholly-owned South African subsidiary, WNS SA Domestic (Pty) Ltd to WNS South Africa (Pty) Ltd. In November 2019, we established WNS Denali Sourcing Services Inc, a wholly-owned subsidiary of Denali Sourcing Service Inc. On January 9, 2020, we changed the name of our wholly-owned Netherlands subsidiary, WNS Global Services Netherlands Cooperatief U.A., to WNS Global Services Netherlands B.V and our Ireland branch, WNS Global Services Netherlands Cooperatief U.A. (Ireland Branch), to WNS Global Services Netherlands B.V. (Ireland Branch). On March 17, 2020, we demerged our Netherlands subsidiary, WNS Global Services Netherlands B.V., and formed WNS Business Consulting Netherlands B.V. On April 28, 2020, we established a new entity in Canada, WNS Gestion des Processus d’Affaire Inc., a wholly-owned subsidiary of the Company. Our organizational structure now comprises 39 entities in 24 countries, and 10 branches in Poland, UAE, China, Singapore, France, Romania, Turkey, Ireland and Spain. Of these 39 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under the former Section 25 of the Indian Companies Act, 1956 (which has become Section 8 of the Indian Companies Act, 2013), India. The WNS Cares Foundation was formed for the purpose of promoting corporate social responsibilities and does not qualify as a subsidiary under IFRS 10— Consolidated Financial Statements and hence is not considered for the purpose of preparing our consolidated financial statements.

We have our principal executive office in Mumbai, India, and we have client service offices in Dubai (United Arab Emirates), Jersey City, New Jersey (the US), Sydney (Australia), London (the UK), and Singapore, and we have delivery centers in Guangzhou, Dalian and Shanghai (China), San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik, Pune, Noida and Vizag (India), Manila, Iloilo and Alabang (the Philippines), Gydnia (Poland), Bucharest and Constanta (Romania), Cape Town, Johannesburg, Durban and Port Elizabeth (South Africa), Colombo (Sri Lanka), Zurich (Switzerland), Istanbul (Turkey), Ipswich, Manchester and Mansfield (the UK), Spain and Columbia, South Carolina, Pittsburgh, Pennsylvania, Bellevue, Washington, Boston, Massachusetts, Houston, Texas, and Albany, New York (the US).

Our capital expenditures in fiscal 2020, 2019 and 2018 amounted to $27.9 million, $32.3 million and $33.7 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. Given the current lack of visibility due to the ongoing COVID-19 pandemic, we are not in a position to provide an estimate for our expected capital expenditure needs in fiscal 2021. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts.

As at March 31, 2020, we had commitments for capital expenditures of $9.6 million (net of advances to capital vendors) relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $5.0 million in India, approximately $3.6 million in Philippines, approximately $0.2 million in South Africa, and approximately $0.8 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

Recent Developments

In response to the ongoing COVID-19 pandemic, we have implemented a number of strategic business initiatives designed to protect the health and safety of our employees, maximize our ability to service our clients, and manage the financial impacts to our business. For further information on COVID-19’s impact, see “Part I — Item 5. Operating and Financial Review and Prospects — Global Economic Conditions — Impact of COVID-19.”

Employee Health and Safety

We have taken the following measures to protect our employees:

•	Established a command and control center for communication and coordination across the organization;

•	Implemented proactive communication, education, and awareness programs on employee health, safety and prevention measures;

•	Provided for preventive and detective health measures at our offices, including conducting temperature checks upon entry and providing face masks and hand sanitizers;

•	Deployed trained medical staff on our premises;

•	Created procedures for cleaning, sanitization and quarantine measures in the event of potential contamination; and

•

Adhered to various advice, guidelines and directives of global, national, and local health and governmental agencies, including in relation to travel restrictions, social distancing, quarantines, virus prevention, and medical protocols.

Client Collaboration

We have been working closely with our clients to maximize our ability to service their rapidly changing business requirements, which includes the following:

•	Understand the changes to required volumes, so as to prioritize workloads, and modify service levels;

•	Obtain our clients’ approvals, where necessary, on the adoption of “work-from-home” delivery methods, solution changes, service-level revisions and risk or data privacy waivers; and

•	Discuss post-COVID-19 requirements, business needs and engagement models.

Business Continuity

We have activated business continuity programs to help manage our clients’ businesses. These programs include a combination of implementing “work-from-home” solutions, allowing work to continue to be provided from our facilities (where possible) and transitioning work to other WNS locations. These solutions have required us to:

•

Arrange for equipment (such as laptops and desktops), software and internet connectivity to be available at our employees’ homes. This has included moving existing WNS assets, and the renting and purchasing of new assets;

•	Organize our information security and IT teams to create revised solutions to address compatibility, data integrity, and risk mitigation issues;

•	Address productivity challenges, including those related to infrastructure, bandwidth, and connectivity capabilities; and

•	Create alternative transportation and provide accommodation for employees, who have been authorized to work from our facilities.

Financial Impacts

We have seen the following financial impacts to our business as a result of the COVID-19 pandemic:

•	Declining business volumes and activity levels for certain clients, resulting in revenue loss for certain services;

•	Receiving requests from certain clients for economic relief, including volume reductions, reduced pricing, discounts and extended payment terms;

•	Not receiving approval from certain clients for some services to be performed through “work-from-home” models, because of the sensitive nature of the work involved;

•	Incurring costs associated with the additional compensation for overtime and the temporary carrying costs of non-productive resources;

•

Experiencing reduced employee productivity in some “work-from-home” delivery locations, as a result of information technology or infrastructure challenges, including those related to internet access, connectivity and bandwidth issues;

•

Seeing longer sales cycles as a result of business disruption for our clients caused by the COVID-19 pandemic and longer sales cycles, transitioning and ramp-up of new projects because of the inability of our sales, solutions and delivery personnel to travel domestically and internationally;

•

Incurring additional costs from our service delivery, resulting from the shift to “work-from-home” delivery models, which include incurring expenses for equipment (such as the rental and purchase of desktops and laptops), providing or solving software, internet and connectivity capabilities or issues, providing hotel and local accommodations, meals and allowances and transportation, and ensuring facility monitoring, sanitizing, cleaning, protection and administration; and

•	Facing increased uncertainty, especially with respect to revenue and expense levels, resulting from currency fluctuations driven by the stock market and macro-economic volatility.

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

A key element in all our outsourcing engagements is our ability to deliver business value through the co-creation of solutions and products with our clients and strategic partners. This, combined with our client-centric approach, enables us to align our people, processes and delivery network with our clients’ businesses. Our industry-aligned approach helps us provide a specialized focus on each of the sectors that we target, effectively manage our clients’ business processes, and offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals that we currently focus on are: insurance, diversified businesses (including manufacturing, retail and consumer packaged goods (“CPG”), media and entertainment, and telecommunication or telecom), travel and leisure, healthcare, utilities, shipping and logistics, consulting and professional services, and banking and financial services.

Our cross-industry solutions, common across multiple industries, include customer interaction services, finance and accounting (including procurement), human resource, research and analytics, technology, and governance, risk and compliance services.

We measure our execution of clients’ business processes against multiple performance parameters, and aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We strive to build long-term client relationships, and typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2020, 140 and 132 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively. In fiscal 2019, 125 and 120 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively.

As at March 31, 2020, we had 44,292 employees executing business processes for our 401 clients (with each client generating more than $0.01 million in revenue in fiscal 2020).

In fiscal 2020, our revenue was $928.3 million, our revenue less repair payments (non-GAAP) was $896.2 million and our profit was $116.8 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments (non-GAAP) and a reconciliation of our revenue less repair payments (non-GAAP) to revenue, see “Part I – Item 5. Operating and Financial Review and Prospects – Overview.”

Industry Overview

The global outsourcing market continues to evolve in response to a disruptive business landscape. While companies are still looking to benefit from process efficiency, cost advantage and labor arbitrage from their BPM solution providers, there is now a broader and more strategic narrative to outsourcing with a strong focus on innovation-led value. As customer experience, data-led insights and digital solutions have become integral to business success, enterprises now expect their BPM solution providers to play a bigger and more profound role in driving transformational outcomes. As companies outsource more of their complex and high-end business processes, the key consideration for them is the ability of the BPM provider to understand their requirements, develop transformational plans, execute intricate, multi-layered process transitions and successfully manage these processes on an ongoing basis. Increasingly, companies with the aim of optimizing processes and improving competitive positioning are demanding higher-value, cost-effective services such as process re-engineering and business transformation from their BPM providers. The increased focus on variable cost structures and the creation of tangible business benefit has resulted in alternative service delivery and pricing models such as transaction-based, outcome-based and subscription models.

While BPM companies continue to address business disruption caused by digital and technological changes and evolving customer expectations, the COVID-19 pandemic has highlighted additional client and provider challenges regarding business continuity. Going forward, we expect the BPM service providers and BPM solutions will need to adapt to pandemic scenarios, addressing business continuity requirements during a crisis as well as co-architecting new and flexible solutions post-crisis.

The COVID-19 pandemic underscores the need for flexible, resilient operating models that enable business continuity during a wide array of adverse situations. The ability to create and implement business continuity and disaster recovery solutions is expected to become an important factor in evaluating BPM providers. BPM companies will be required to leverage a diversified geographical footprint and deliver continuity solutions that will enable clients to maximize operational agility, scalability and sustainability. These solutions are expected to include traditional business continuity models, increased deployment of technology and automation, and the potential for increased adoption of remote work, or “work-from-home,” models.

We believe that as companies look to recover from the impact of the COVID-19 pandemic, clients will increasingly focus their attention on reducing costs, accelerating business transformation and digital adoption, and adopting outcome-based pricing models. We expect that BPM providers will play a key role in helping clients create and digitize end-to-end processes across industries. Delivering customized digital transformation solutions will be required to help reduce operational costs, improve end-to-end customer experience, generate actionable insights, reduce risk, and improve competitive positioning. For further information, see “Part I — Item 5. Operating and Financial Review and Prospects — Global Economic Conditions — Impact of COVID-19.”

In light of the existing environment, businesses are thus undertaking a rigorous and multi-faceted evaluation process when selecting a BPM provider. Based on our experience, a client typically seeks several key attributes in a business process management provider, including:

•	Domain knowledge and industry-specific expertise;

•	Process expertise across horizontal service offerings;

•	“Skin in the game” approach denoting the ability to work as a true partner, absorb risks and prioritize outcomes;

•	Ability to innovate, transform, provide operational expertise and drive best practices based on internal and external benchmarking;

•	Proven ability to execute a diverse range of mission-critical and often complex business processes;

•	Ability to tie service delivery, technology implementation and process automation with the client’s existing information technology (“IT”) infrastructure, negating the need for large IT overhauls;

•	Capabilities to drive improved process standardization across business units and multiple locations, demonstrating strong global delivery capabilities;

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

•

Robust operational models to swiftly and comprehensively manage disruptions and drive maximum business continuity, underpinned by extensive geographical footprint, a seamless transition methodology, digital ways of working and a strong remote work model;

•	Global presence through a mix of offshore, nearshore and onshore delivery centers to access talent and capabilities, create cultural alignment, leverage language skills, and mitigate risks; and

•	Capability to scale employees and infrastructure without a diminution in quality of service.

The recent outsourcing trends have driven BPM providers to be more innovative, strategic and forward-looking in their outlook. Against the backdrop of this changed environment, we believe WNS, with our focused domain, technology and analytics capabilities, guiding principles of co-creation and client centricity, extensive global footprint, robust business continuity planning (“BCP”) methodologies and transformational and re-engineering frameworks, is well positioned to deliver business value to our clients. We offer technology-enabled BPaaS solutions that help companies adapt rapidly to changing business conditions. Further, we offer customized engagement models that cater to each client’s scale and transformation journey. In addition to traditional pricing models based on headcount (often referred to as full-time equivalents (“FTEs”)), we offer transaction- and outcome-based pricing models to provide clients with cost flexibility and measurable business benefit.

In fiscal 2020, 33.7% of our total revenues were generated from “non-FTE” models. These “non-linear” pricing models, which de-link the relationship between headcount and revenue for BPM providers, create an incentive for the providers to improve the productivity of their employees, increase the use of technology, and enhance the overall efficiency of their operations.

Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading global provider of BPM services.

Well-positioned for the evolving BPM market

The BPM industry, which started with the first wave of simple outsourced processes, has now expanded to include complex business processes and higher-value services that involve process re-engineering, business and digital transformation, management of mission-critical operations, and generation of business insights to aid decision-making. We believe that our industry-specific expertise, end-to-end service offerings, transformation capabilities, technology-enabled solutions, process management skills, advanced analytics, global delivery network and customer-centric approach position us at the forefront of the evolving BPM market.

The COVID-19 crisis, and its disruptive impact on global businesses, are driving further evolution of the BPM market and highlighting the need for robust business continuity measures. As governments around the world took, and continue to take, stringent measures to contain the spread of the COVID-19 pandemic, including full and partial lockdowns, businesses have faced challenges to adapt. WNS has implemented new processes and delivery solutions to help protect employee health and safety, while maximizing our ability to service our client’s rapidly changing business requirements. For further information, see “Part I— Item 4. Information on the Company — Recent Developments” and “Part I — Item 5. Operating and Financial Review and Prospects — Global Economic Conditions — Impact of COVID-19.”

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

We have received numerous recognitions for our industry leadership. Our awards and recognitions in fiscal 2020 and 2019 are set forth below:

Vertical-specific Recognitions

Insurance:

•	A “Leader and Star Performer” in Everest Group’s Property and Casualty Insurance – Service Provider Landscape with Services PEAK Matrix™ Assessment 2020

•	A “Leader” in NelsonHall’s Vendor Evaluation and Assessment Tool (“NEAT”) for Property and Casualty Insurance Business Process Services (“BPS”) 2020

•

A “Leader” in Property and Casualty and Life and Annuity Third-Party Administration (“TPA”) Services, and a “Rising Star” in Life and Annuity in Information Services Group’s (“ISG”) Provider Lens™ Digital Insurance BPO Services US Quadrant 2019

•	A “Leader” in all four buyer archetypes in ISG’s Provider Lens™ Digital Insurance BPO Services Buyer Archetype 2019

•	A “Major Contender” in Everest Group’s Life and Pensions Insurance BPO – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	A “Major Contender” in Everest Group’s Non-Life Insurance TPA – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

Banking and Financial Services:

•	A “Leader” in NelsonHall’s NEAT for Digital Banking 2020

•	A “Major Contender” in Everest Group’s Financial Crime and Compliance Operations Services PEAK Matrix™ Assessment and Service Provider Landscape 2020

•	A “Major Player” in NelsonHall’s NEAT for Transforming Wealth and Asset Management Services 2019

•	A “Major Player” in International Data Corporation (“IDC”) MarketScape: Worldwide Business Process Outsourcing for Anti-Money Laundering and Know-Your-Customer Vendor Assessment (December 2019)

•	A “Major Contender” in Everest Group’s Banking BPS – Service Provider Landscape with Services PEAK Matrix™Assessment 2019

Retail and CPG Services:

•	Ranked number 8 in HFS Research’s Top 10 for Retail and CPG Services 2019

Healthcare:

•	A “Major Contender” in Everest Group’s Life Sciences BPS – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	A “Leader” in NelsonHall’s NEAT for Healthcare Commercial Payer BPS 2019

Horizontal-specific Recognitions

Customer Interaction Services:

•	A “Leader” in NelsonHall’s NEAT for Cognitive Customer Experience Services 2020

•	A “Major Contender” in Everest Group’s Contact Center – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

Finance and Accounting (including Procurement and Supply Chain):

•	A “Major Contender and Star Performer” in Everest Group’s Finance and Accounting Outsourcing Digital Capability Platform – Service Provider Landscape with Services PEAK Matrix™ Assessment 2020

Research and Analytics:

•	A “Leader” in NelsonHall’s NEAT for Advanced Analytics 2019

•	A “Major Contender” in Everest Group’s Advanced Analytics and Insights BPS – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	A “Major Contender” in Everest Group’s Data and Analytics BPS – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	A “Major Contender” in Everest Group’s Customer Experience Analytics – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	A “Major Player” in IDC MarketScape: Worldwide Analytics for Business Operations Services 2019 Vendor Assessment (October 2019)

Procurement:

•	Ranked number 6 in HFS Research’s Top 10 for Source to Pay Services 2019

•	A “Leader” in NelsonHall’s NEAT for Next Generation Supply Chain Management 2019

Human Resources:

•	A “Major Player” in NelsonHall’s NEAT for Payroll 2019

•	A “Major Contender” in Everest Group’s Multi-Process Human Resources Outsourcing – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

Corporate:

•	CNBC-TV 18 India Risk Management Awards 2020 in Best Risk Management Framework & Systems – Cybersecurity category

•	Nine Stevie Sales and Customer Service Awards 2020:

•	Customer Service Complaints Team of the Year – Business Services Industries (Gold Award)

•	Front-Line Customer Service Team of the Year – Business Services Industries (Bronze Award)

•	Sales Growth Achievement of the Year (Bronze Award)

•	Award for Innovation in Customer Service – Other Service Industries-1 (Silver Award)

•	Award for Innovation in Customer Service – Other Service Industries-2 (Silver Award)

•	e-Commerce Customer Service Award – Other Service Industries (Gold Award)

•	Best Customer Satisfaction Strategy (Silver Award)

•	Best Use of Customer Insight-1 (Silver Award)

•	Best Use of Customer Insight-2 (Bronze Award)

•	Innovative In-house Team of the Year at the Asian Legal Business India Law Awards 2020

•	Nine Stevie International Business Awards 2019:

•	Executive of the Year – Computer Services for our Group Chief Executive Officer, Keshav Murugesh (Gold Award)

•	Insurance Solution (Gold Award)

•	Artificial Intelligence / Machine Learning Solution (Bronze Award)

•	Customer Service Team of the Year-1 (Bronze Award)

•	FinTech Solution (Bronze Award)

•	Business or Competitive Intelligence Solution (Bronze Award)

•	Business Technology Solution – Other (Bronze Award)

•	Customer Service Team of the Year-2 (Bronze Award)

•	Customer Service Team of the Year-3 (Bronze Award)

•	Golden Peacock Global Award for Corporate Governance 2019

•	WNS Sri Lanka ranked number 7 amongst Sri Lanka’s Top Employers of Chartered Institute of Management Accountants professionals 2019

•	Chief Procurement Officer Innovation Award 2019 in the Procurement Innovation category

•	Great Learning Data Science Award 2019 for Best Compliance Framework of the Year

•	Compliance Leadership Awards 2019 for Best Compliance Framework of the Year

•	Top 50 Providers to Know by Spend Matters 2019

•	Two Martech Leadership Awards 2019:

•	Best Personalization Campaign

•	Best New Product / Service for a Contact Center

•	Three Cape Town BPO Awards 2019:

•	Top Non-technical Innovation

•	Judy Robison, Executive Director of Ucademy (Pty) Ltd, a WNS subsidiary, was named Top GBS Support Professional

•	Priscilla Brink from the human resources team at Ucademy (Pty) Ltd, a WNS subsidiary, won the Top GBS Trainer / Coach Award

•	Our Group Chief Executive Officer, Keshav Murugesh, recognized as ‘Most Influential Business Leaders of Asia’ at the 4th Edition of the Economic Times Asian Business Leaders Conclave 2019

•	Golden Peacock Innovation Management Award 2019

•	Future of Sourcing Awards for Innovations in the Outsourcing category 2019

Technology:

•	IDG CIO’s (a magazine related to technology) 100 Award 2019 – Hall of Fame

•	IDG CIO’s (a magazine related to technology) Power List 2019 for the category “Hyper Converged Technology Icon”

Human Resources (“HR”):

•	Association for Talent Development Best Award 2020

•	Learning and Development Team of the Year Award 2019 – South Africa

•	WNS Named in Top 50 for Learning and Development Leadership by People Capital Index 2019

Corporate Social Responsibility (“CSR”):

•	Golden Peacock Global Award for Corporate Social Responsibility 2020

•	Stakeholder Engagement Award at CSR Summit and Awards 2019

•	Stevie International Business Award 2019 for Corporate Social Responsibility Program of the Year – in Asia, Australia and New Zealand (Silver Award)

End-to-end service portfolio including higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to shift away from reliance on services that are less integral to our clients’ business operations, such as commoditized voice and transactional services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer an array of higher-value, judgment-based services that seek to not only reduce cost and improve operating efficiency, but also enable improved decision-making, competitive positioning and business outcomes for our clients. These include high-end finance and accounting services, including strategic sourcing through supply chains, transformation services, technology-enabled offerings and analytics capabilities. We also provide a wide array of industry-specific solutions, which cut across these traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements, provide digital capabilities, generate business insights, and improve competitive positioning within their respective industries.

We have also developed and continue to develop technology-enabled, or “automated,” solutions that utilize our proprietary software and licensed software in conjunction with our core business process management services. These integrated, technology-enabled solutions allow us to offer higher-value, differentiated services, which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software tools, platforms and expertise with our service capabilities to deliver business solutions to the marketplace. These technologies include RPA, cognitive computing, machine learning, artificial intelligence, and natural language processing. We believe that technology-enabled “automated” solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

To this end, we offer platform-enabled BPM or BPaaS that tightly integrates our domain expertise, business processes, automation, embedded analytics and a cloud-based infrastructure.

Proven global delivery platform

We deliver our services from 61 delivery centers in 12 countries around the world, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US. Our ability to offer services delivered from a mix of onshore, nearshore and offshore locations benefits our clients from the perspectives of access to skills and talent, cultural alignment, language capabilities, business continuity, risk mitigation, scalability, efficiency and cost-effectiveness.

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

We seek to enhance our value proposition to our clients by providing them with flexible pricing models that align our objectives with those of our clients. In addition to traditional full-time equivalent-based pricing, we provide alternative pricing models such as transaction-based pricing, outcome-based pricing and subscription pricing. A sizable percentage of our revenue, being 33.7% in fiscal 2020, is derived from these “non-FTE”-based pricing models. These models enable our clients to pay only for actual work performed or tangible benefit received.

We have also adopted a client-centric sales model, which is tightly integrated with our vertical organizational structure. Strategic client accounts are assigned a dedicated “client-partner” from our team who is responsible for managing the day-to-day relationship with the client. The “client-partner” is typically a seasoned resource with deep domain experience, who often works directly in the client’s local offices. Within our company, the “client-partner” is assigned to a specific vertical, and directly manages sales resources responsible for expanding client relationships (farmers). The “client-partner” is responsible for driving business value to our clients, monitoring quality of delivery and customer satisfaction, and managing account growth and profitability.

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

Our transition approach is structured to help deliver business outcomes to our clients by:

•	Minimizing risk and achieving rapid transition of services;

•	Ramping up operations with minimal disruption to existing business, metrics, customers and suppliers;

•	Effectively managing changes brought about by transformative tools and technologies;

•	Managing a seamless transfer of responsibilities from any incumbent service provider to us; and

•	Adapting to the changes due to COVID-19 and engaging with clients to continue transitions, despite lockdowns in various geographies, by leveraging on a remote training model.

At its core, all aspects of the transition process are governed by EnABLE, our proprietary transition toolkit, which has been tested and evolved over 20 years. EnABLE embeds multi-level governance, visibility, transparency, flexibility and compliance across the entire transition lifecycle.

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

Extensive investment in human capital development

At WNS, we have created a learning organization with the objective of empowering employees with skills that will help them to constantly collaborate, co-create and outperform in a changing business landscape. This learning organization is designed to offer developmental programs to every employee band level in the organization, across business units and enabling units. It is responsible for developing organization-wide skills within focus groups, such as behavioral, domain, technical, leadership, functional as well as process-related skills. See “– Human Capital – Training and Development.”

The learning organization comprises the following building blocks:

i.

Learning Academy (“LA”): The LA not only focuses on developing initiatives and programs that aim to enable high-impact leadership and potential across all employee band levels and geographies, but also focuses on building internal capability to create a future-ready and digital-savvy workforce. The LA has over 300 unique programs for various employee band levels and behavioral skill areas that are conducted across locations based on the learning strategies defined for each team.

ii.	Digital Capability Building:

a)

WNS Education: In line with the digital transformation strategy, WNS Education (a niche arm of the LA) strives to create bespoke certifications for capabilities that are not readily available either in the education system or the industry. WNS Education aims to achieve the following:

•	Building capabilities to lead digital transformation in the BPM space;

•	Raise the organization’s digital quotient;

•	Prepare workforce as digital natives; and

•	Re-purpose and re-skill the workforce since BPM-specific education is not available in the ecosystem.

b)

Digital Future (“DiFu”) Digital Competency Framework: This is a digital readiness assessment platform that helps employees assess their digital competencies based on their role and enables them to undertake a learning and skill-upgrading journey. The objective is to create a future-ready workforce through customized digital training. Recently, DiFu was launched for employees at the leadership level.

c)

Immersive Learning Experience On-Demand (“GLINT”): This is an AI-led digital learning and knowledge platform comprising tailored modules mapped to specific business requirements. GLINT facilitates an environment of knowledge sharing and peer-to-peer learning, helping to drive collaboration among employees.

iii.

Domain University: The process and domain training team addresses process orientation, new hire training, basic soft skills training and refresher courses for various processes within the business vertical through an online portal called “Domain University.” WNS has strong offerings in travel, insurance, healthcare and banking and financial services. Hence, the Domain University was conceptualized to focus on consolidating, building and sharing our domain knowledge.

iv.	Center of Excellence (“CoE”): WNS has a CoE that focuses on nurturing and developing the future leaders of the organization:

•

Aspire Plus: A specially curated program for top talent at leadership levels in WNS. These employees are taken through a specially designed journey which includes, among others, tie-ups with reputed academic institutes, speaker sessions and live projects, all of which are aimed to give the organization a strong talent pipeline at the leadership level.

•

Centurion: This is a talent development program for future women leaders. It is an initiative to proactively identify and nurture women employees from the frontline manager population to build their capabilities for the next role and create an enabling environment for career opportunities.

v.

Business Process Excellence and Transformation (“BPET”) Learning Center: The BPET learning center focuses on building capability to transform process quality. This team teaches process improvement through certifications such as “Six Sigma,” “Lean,” and “Kaizen” methodologies.

vi.

Developing Research and Analytics Capability – Mastermind: Mastermind training program is a series of dedicated technical trainings customized for certain employee role band levels that perform work relating to research and analytics. This initiative is primarily geared towards enhancing our employees’ research and analytics capabilities.

vii.

Culture Building and Transformation – Millennial Council: This is an initiative where our most junior employees get an opportunity to work closely with senior leaders in the company. The council members are tasked to help the WNS brand stay in alignment with changing trends.

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

Business Strategy

Our objective is to further strengthen our position as a leading global business process management provider and continue to be a partner of choice for our clients. We seek to increase our client base and expand our existing relationships. We intend to achieve this through deep industry expertise, our ability to develop trusted client relationships and by being a strategic partner to support our clients’ business strategies and transformational requirements. We continue to invest in domain expertise, digital capabilities including data and analytics, technology, customer experience, intelligent automation, agile execution, and employees to serve our clients better. We also intend to make select acquisitions to fill capability gaps.

We have made significant investments to accelerate our growth. These investments include:

•	Expansion and re-organization of our sales force and the development of onshore digital transformation teams, so as to be closer to our clients and address their business challenges and needs;

•	Expansion of other sales channels including the development of new partnerships and alliances, and broadening our engagement with outsourcing industry advisors and analysts;

•

Increase in the range of services and solutions offered to our clients across different industries and business functions, including services to assess, design and execute digital transformations such as:

•	Building industry-specific and cross-industry digital BPM solutions, and augmenting our digital and automation capabilities through strategic collaborations and targeted acquisitions;

•	Building our analytics capabilities through internally developed intellectual property, strategic collaborations and acquisitions; and

•

Applying agile approaches to support the design and delivery of our customer services, including the use of targeted operating model design, CoE or shared services approaches, business process re-engineering (such as value stream mapping, Lean or Six Sigma initiatives, and process modernization and standardization), customer experience and design thinking.

•	Increasing expertise, and management and digital capability of our workforce;

•	Expansion of our global delivery platform; and

•	Focused strategic acquisitions to improve our capabilities.

The key elements of our growth strategy are described below:

Increase business from existing clients and new clients

We have organized our company into vertical business units and were the first BPM company in the industry to do so. Our sales force of 114 members as at March 31, 2020, provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (“farmers”) and another focused on adding new clients (“hunters”).

We seek to expand our relationships with existing clients by cross-selling new services (such as technology-based and analytics offerings), moving up the value chain, and expanding into other lines of business and geographies within each client. Our account managers and “client-partners” have industry-specific knowledge and expertise, and are responsible for maintaining a thorough understanding of our clients’ strategies and outsourcing roadmaps, as well as identifying and advocating new business solutions and outsourcing opportunities. As a result of this strategy, we have built a strong track record of extending the scope of our client relationships over time.

For new clients, we seek to provide value-added solutions by leveraging our deep industry knowledge built on the back of process expertise, digital enablement, data and analytics, and digital transformation solutions. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process management practices in various industry verticals and business sectors. We intend to leverage our knowledge of the following industries to penetrate additional client opportunities: insurance; diversified businesses (including manufacturing, retail, CPG, media and entertainment and telecom); travel and leisure; healthcare; utilities; shipping and logistics; consulting and professional services; and banking and financial services.

To complement our industry-focused approach, we continue to invest in digital capabilities (including data and analytics, customer experience, artificial intelligence, intelligent automation and other new technologies), agile execution and talent with the goal of expanding our business and acquiring industry-specific expertise to improve our service offerings across industries.

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

Our constant focus has been on building capabilities and product offerings around analytics, and technology and digital process models supporting targeted industry sectors. We are proactively addressing the shift to technology, analytics and automation through a combination of strategic collaborations, acquisitions and internal capability development. Our analytics practice, comprising data scientists, researchers, and artificial and machine learning experts, is well positioned to empower clients with a host of solutions including “Infra to Insights” (that is, data ingestion, harmonization, analysis and visualization), advanced analytics, domain-led analytics and analytics-as-a-service offering. We have also set up an “Analytics Innovation Center” to quickly experiment with the latest analytics technologies in developing end-to-end modularized digital solutions. We are constantly updating our suite of comprehensive digital BPM solutions to keep up with the ever-changing technology needs of our clients (especially in the area of next-generation technologies including robotics, cognitive automation, artificial intelligence, blockchain and IoT) by developing comprehensive enterprise technology platforms as well as plug-and-play solutions to suit client needs.

Enhance awareness of the WNS brand name

Our reputation for operational excellence, domain expertise, and technology and analytics capabilities among our clients has been instrumental in attracting and retaining new clients as well as talented and skilled employees. We believe that our guiding principles of co-creation and client centricity resonate favorably with clients as they are indicative of our intent to completely align with client needs and leverage synergistic collaboration (with clients and strategic partners) to drive outcomes. Our proactive response to COVID-19 included actions taken quickly to initiate BCP, rapidly transitioning to “work-from-home” models and continuing to collaborate closely with our clients. We also believe that we have benefited from strong word-of-mouth references that have helped us to scale our business. We are actively increasing our efforts to enhance awareness of the WNS brand in our target client and employee markets. To accomplish this, we have a dedicated global marketing team comprised of experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, publication of articles and white papers, webinars and podcasts, internet and digital media, and other initiatives that create enhanced visibility of the WNS brand and establish WNS’ thought leadership capabilities in the BPM industry. Given COVID-19’s impact, we have augmented our digital engagement by leveraging various platforms to further enhance our brand presence. We are working to improve visibility and positioning with the BPM industry analysts, sourcing advisors, general management consulting firms, and boutique outsourcing firms, who are often retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications, and aid in the partner selection process.

Expand our delivery capabilities

We currently operate from 61 delivery centers located in 12 countries around the world. In fiscal 2020, we expanded our delivery capacity by 2,015 seats or approximately 6.1% of our capacity at the end of fiscal 2019. We will expand our global delivery capability through additional delivery centers in onshore, nearshore and offshore locations as well through collaborations with other providers, based on client demand and market trends. This approach will allow us to offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

Our acquisition strategy is focused on adding new service offerings and digital capabilities (including analytics, technology-enabled automation tools and platforms, artificial intelligence), deeper industry expertise, and geographic delivery presence. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. One of our key objectives is to continue to pursue targeted acquisitions in the future and rely on our integration capabilities to expand the strategic positioning and growth of our business.

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, solutions, marketing and delivery processes:

•	Insurance;

•	Diversified businesses (including manufacturing, retail, CPG, media and entertainment, and telecom);

•	Travel and leisure;

•	Healthcare;

•	Utilities;

•	Shipping and logistics;

•	Consulting and professional services; and

•	Banking and financial services.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), including customer interaction services, finance and accounting (including procurement), research and analytics and technology services. In addition, our global transformation practice offers higher-value services such as transformation services, which are designed to help our clients modify their business processes to enhance productivity, manage changes in the business environment, and leverage business knowledge to increase market competitiveness. We help clients drive these initiatives with technology-enabled solutions, process re-design including initiatives such as Six Sigma or Lean, and business analytics.

To achieve an in-depth understanding of our clients’ industries and the geographies in which they operate, we manage and conduct our sales processes in our four key markets – Europe, North America, Asia-Pacific and Africa. Our sales teams are led by senior professionals who focus on target industries, processes and clients. Each business unit is staffed by a dedicated team of managers and employees engaged in providing business process management client solutions. In addition, each business unit draws upon common support services from our information technology, human resources, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.

Vertical Business Units:

Insurance

Our insurance services (actuarial and non-actuarial) are structured into lines of business offerings customized for multiple sectors within the industry. We cater to a diverse and sizeable number of clients globally, and have significant experience across a broad range of insurance product lines.

The key insurance industry sectors we serve include:

•	Life insurance and annuity providers;

•	Property and casualty insurance providers;

•	Reinsurers;

•	Insurance and reinsurance brokers and managing general agents;

•	Loss assessors;

•	Motor insurance companies;

•	Self-insured auto fleet owners; and

•	Lloyds of London Market.

We offer a range of next-generation solutions such as digital accelerators that seek to enable continuous innovation by leveraging on human-machine interactions. This solution is designed to help in future process design and capacity planning, documentation, training, re-engineering and automation. Skense™, our proprietary data extraction and contextualization platform, leverages machine learning to extract data insights from any document structure and feed into downstream systems. It can be utilized across the value chain (by insurers and brokers) with the view to driving efficiencies and speed-to-market. Our advanced mobility solution, “Broker Connect,” is designed to meet the requirements of insurance brokers and financial advisors. It has features such as real-time status update / push notifications on new policy set-up as well as policy amendments. In addition, our digital claims application allows for real-time notification of claims, thereby providing immediate support to customers involved in motor accidents. Our offerings also include the eAdjudicator® tool that automates the end-to-end adjudication process of various types of claims. It is powered by RPA and analytics, and improves the insurer’s claims settlement rate with enhanced efficiency and accuracy. We also offer “WNS IPAS,” an insurance policy administration system integrator that provides a unified view of operations spread across multiple geographies with the real-time distribution of work to manage high-transaction volumes. Our “Claim Lodgment IntelliBot,” a text analytics and automation tool, enables automated e-mail claim lodgment from unstructured data, leveraging natural language processing and text mining combined with robotics. Our new blockchain offering “VeriChain” is a smart contract blockchain solution which addresses the challenges of document trails in multi-party syndication exchanges and provides a fool-proof audit trail of back-and-forth communications. We also have “WinBot” in our suite of solutions. WinBot is a self-serve chatbot, with a deep machine learning (“ML”) core that improves the knowledge base and ability of the chatbot to respond to the increasing complexities of customer interactions.

As at March 31, 2020, we had 11,019 employees working in this business unit. In fiscal 2020 and 2019, this business unit accounted for 27.7% and 26.6% of our revenue, and 25.2% and 25.2% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services that we provide to clients in this business unit:

Insurance – Service Offerings
Property and Casualty	Actuarial	Analytics	Life and Annuity

Sales and service, underwriting and support, policy administration, risk and compliance,

premium / billing management, claims management, actuarial services, research and analytics, shared services (procurement and claims, supply chain, finance and accounting, technology support, HR and payroll, consulting services), customer service (voice and non-voice), platform consulting and implementation support, consulting and transformation services (automation, business process re-engineering, digital)

Actuarial services in life insurance: In-force model projections / reporting, financial modeling, product management and pricing, capital management, asset liability management;

Actuarial services in property and casualty insurance: Reserving and claims analysis, solvency II (a regulatory framework applicable to insurance companies) and capital modeling, pricing and underwriting support, catastrophe modeling

Claims analytics, subrogation and recovery analytics, fraud analytics, customer analytics, broker analytics, underwriting analytics, reserve estimation, risk selection and analytics, speech analytics, pricing analytics, digital analytics SocioSEERTM, Brandttitude®, Skense™, Agilius™, data mining and management services, reporting, dashboarding and visualization, data science and predictive modeling across claims, and claims liability decision tool

Sales and service, underwriting and support, policy administration, risk and compliance,

premium / billing management, claims management, actuarial services, research and analytics, shared services (finance and accounting, technology support, HR and payroll, consulting services), closed book, customer service (voice and non-voice), consulting and transformation services (automation, business process re-engineering, digital)

Diversified Businesses (including Manufacturing, Retail, Consumer Packaged Goods, Media and Entertainment and Telecom)

We deliver comprehensive BPM services for diversified businesses, including manufacturing, retail, consumer packaged goods, media and entertainment, and telecom.

As at March 31, 2020, we had 4,431 employees in this business unit. In fiscal 2020 and 2019, this business unit accounted for 16.5% and 17.6% of our revenue and 17.1% and 17.9% of our revenue less repair payments (non-GAAP), respectively.

Manufacturing: Our manufacturing team has rich experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients. The key manufacturing sectors that we serve include:

•	Electronics manufacturers;

•	Metal and mining companies;

•	Optical equipment and imaging product manufacturers;

•	Building and construction product manufacturers;

•	Aeronautical product manufacturers;

•	Precision engineering companies;

•	Industrial manufacturing companies;

•	Specialty chemicals companies;

•	High-tech products companies; and

•	Food processing companies.

The following table illustrates the key areas of services provided to clients in this business unit:

Manufacturing—Service Offerings
Supply Chain Planning and Forecasting	Sourcing and Procurement	Fulfillment and Logistics	Warranty and Returns Management	Shared Services	Sales, Marketing and Customer Services
Sales and operations planning, demand forecasting, supply planning, inventory management, inventory analytics	Strategic sourcing, category management, contract management, spending analytics, transactional procurement	Order entry and processing, order tracking, billing / invoicing, transport management, logistics optimization	Warranty customer operations, warranty claims management, parts / repair management, warranty financial management, returns management, customer helpdesk	Finance and accounting services, statutory and compliance support, customer care services, human resource services, IT service desk and application support	Global market opportunities, brand building, go to market strategy, customer services, order management, acquisition analysis, retention analysis

Retail and Consumer Packaged Goods: Our retail and CPG solutions are designed to help our clients derive consumer behavioral insights, optimize marketing expenditures, plan their growth strategy, reduce operational costs and streamline processes through efficiency, quality and productivity improvements, and improve customer service.

The key retail and CPG companies that we serve include:

•	Beverage companies;

•	Fast food chains and restaurants;

•	Processed food suppliers;

•	Cosmetics and healthcare companies;

•	Apparel and footwear;

•	General merchandize retailers;

•	Specialty retailers; and

•	E-commerce retailers.

Our services are supported by a research and analytics platform, WADESM, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various external sources and further use the insights gained to make informed decisions.

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

Media and Entertainment: Our media and entertainment offerings are designed to help our clients create new revenue streams, capitalize on emerging digital opportunities, harness new-age consumers to their advantage and boost margins. The key media and entertainment sectors that we serve include:

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

Telecommunications—Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and Customer Relationship Management (“CRM”)	Shared Services
Contract administration, sales order processing, service administration and data control	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, order tracking, proactive order management, billing, data management (for example, forms and administration)	Inbound customer interaction services, logging and monitoring service requests, CRM analytics, collection analytics, web correspondence, IT customer care (global service desk)	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk and application support

Travel and Leisure

We deliver end-to-end services to clients across the travel and leisure industry value chain. We provide a wide range of scalable solutions that support air, car rental, hotel, cruise lines and packaged travel and leisure services offered by our clients. The key travel and leisure industry verticals that we serve include:

•	Airlines and airports;

•	Travel agencies, including online travel agencies, tour operators and travel management companies;

•	Global distribution systems (“GDS”) providers;

•	Car rental companies and motor clubs; and

•	Hotels and cruise lines.

As at March 31, 2020, we had 10,995 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2020 and 2019, this business unit accounted for 18.0% and 17.4% of our revenue and 18.6% and 17.8% of our revenue less repair payments (non-GAAP), respectively. The following table illustrates the key areas of services that we provide to clients in this business unit:

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

Business process consulting: Short-term, engagement-based consulting service with a focus on business process re-engineering

Technology Platforms:

The following technology platforms are designed to improve passengers’ and guests’ experience:

•	RePAXSM: Automated flight disruption management solution;

•	Unison: End-to-end omni-channel customer interaction journey platform powered by advanced analytics, natural language processing techniques and proprietary machine learning algorithms;

•	SpIQ (Speech IQ): Speech analytics tool;

•	GuestKonnectTM: Omni-channel customer interaction analytics;

•	SocioSEER™: Social media analytics platform; and

•	InTouchTM: Social media engagement platform.

The following technology platforms are designed to uplift revenue:

•	Verifare Plus 3.0®: Fare audit tool;

•	SmartPro®: Interline audit tool;

•	Protect 360TM: Integrated solution for end-to-end airline revenue integrity;

•	Rapid Refund: Refund automation; and

•	AnciFly: Ancillary revenue analytics engine.

The following technology platforms are designed to improve efficiency:

•	QbaySM: Multi-GDS platform for queue management;

•	Qmail: e-mail categorization solution based on artificial intelligence and machine learning;

•	GDS Interconnect: Integrates multiple GDSs in a single graphical user interface;

•	Auto Even Exchange: Reissue of tickets due to schedule changes; and

•	WinBot: Chatbot solution.

The following technology platform is designed to improve operations control:

•	Commercial Planning Suite: An integrated revenue analytics platform; and

•	Skense™: Cognitive data capture and processing platform to drive automation.

We also collaborate with third-party global technology solution providers with a view to enhancing customer experience with innovative service offerings in chatbots and omni-channel customer relationship management.

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

We are well-positioned in the pharmaceutical and biopharmaceutical industry with research and analytics expertise to support drug development and commercial services. For this, we leverage Integrate Edge (a cloud-based, fully customizable competitive intelligence platform), AgiliusTM (a proprietary cloud-based business intelligence self-serve analytics platform), SocioSEERTM (a unique social-media analytics platform), Therapy Area Analyzer (a proprietary therapy area knowledge repository, covering 12 disease areas and 120 indications and providing information on disease etiology, epidemiology and product analysis for 15 countries) and other technology or domain intellectual property (“IP”), which we have built with a view to delivering additional value to our clients.

Further, we believe we are well-positioned to be a strategic provider, helping the healthcare industry deliver benefits management across several key specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics and pain management. Our analytics-based and medical-content-rules-driven platforms, ConsultTM and Protus™, seek to deliver the right care to patients and reduce cost of care for our clients in the process. Our Analytics Knowledge Center comprising more than 800 analytics experts leverages its deep pharma domain knowledge, strong analytics capabilities and proprietary frameworks to deliver actionable business insights to leading pharma companies.

As at March 31, 2020, we had 4,029 employees in this business unit. In fiscal 2020 and 2019, this business unit accounted for 15.8% and 15.3% of our revenue and 16.4% and 15.6% of our revenue less repair payments (non-GAAP), respectively. The following table illustrates the key areas of services that we provide to client segments in this business unit:

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

Utilities

We are a leading utilities BPM service provider, with domain expertise across the utilities value chain — generation, transmission and distribution. Our service portfolio supports utility companies catering to the residential, industrial, and small and medium enterprise (“SME”) segments.

The key energy and utilities industry sectors we serve include:

•	Oil and gas;

•	Electricity;

•	Water; and

•	Renewable energy.

As at March 31, 2020, we had 3,172 employees working in this business unit. In fiscal 2020 and 2019, this business unit accounted for 6.3% and 7.0% of our revenue, and 6.5% and 7.1% of our revenue less repair payments (non-GAAP), respectively.

We are a strategic outsourcing provider for clients from the US, the UK, Asia-Pacific and African regions. We offer digital-driven, technology-enabled, analytics-led and automation-infused services. We support business-to-consumer and business-to-business processes for our clients through our offerings spanning meter-to-cash services (including customer acquisition and management, billing and metering, payment processing, credit and collections) and other areas within the utilities value chain, including distribution and field services. Our long-standing relationships with leading companies globally have helped us develop geography- and industry-specific domain expertise and capabilities in the above-mentioned service segments. Our service delivery is enabled by analytics, digital platforms, tools and solutions, and automation through AI and cognitive intelligence solutions.

Our capabilities to support clients across processes in oil and gas, electricity and water suppliers include end customer support, back-office processes, asset management, FAO services (including procurement services), debt management and other enabling services, such as meter reading, bill printing and digital support services (including smart metering). We offer platform integration, application integration, data integration, process integration, component integration and system integration capabilities to enhance process management through technology-enabled platforms. We also work with clients to provide a single view of the customer, using social media analytics and big data analytics across multiple channels. Our analytics offerings include data mining of structured and unstructured data, speech and text analysis, and debt management analytics with a view to increasing customer satisfaction, helping our clients acquire more customers and improving cross-sell, up-sell and collection rates. Our offerings in RPA, AI and ML include feasibility studies to identify processes, build solution design and develop codes to automate processes for deployment in live environments.

The table below illustrates the key services that we provide to our utility clients:

Utilities
Digital Meter-to-Cash Revenue Cycle Operations	Customer Management	RPA, AI and ML	IT Solutions	Research and Analytics
Managing customer lifecycle, which covers acquisition, billing, payment and withdrawal along with dispute resolution, exception handling, customer debt management, payment management for electricity, gas and water utilities across residential and business customers, all-encompassing smart and analog meters	Sales CoE encompassing customer acquisitions, retention, enhancement, cross- selling / up-selling, customer care – queries, correspondence, asset management	Feasibility studies to identify processes, build solution design, develop codes to automate processes for deployment in live environments	Document control and digitization, master data management, enterprise resource planning (“ERP”) implementation and support, digital meter-to-cash – business-process-as-a-service, workflow, support for SAP implementations and Webchat CoE	Data mining, decision support services, smart collections covering propensity to pay, customer analytics – segmentation, lifetime value analysis, net promoter score (“NPS”) analysis, speech analytics and text analytics

Shared Services
Finance and Accounting, Supply Chain Management and Procurement	Human Resource Management
E-sourcing, vendor rationalization, supplier management, procurement optimization, sourcing, procure-to-pay (“P2P”) transactions, supply chain analytics, order-to-cash (“O2C”) transactions and record-to-report	Administration support and payroll services

Shipping and Logistics

We maintain a strategic focus on the shipping and logistics BPM market. This is demonstrated through our organizational structure, wherein we have a dedicated shipping and logistics vertical that caters to more than 20 leading logistics brands (including several Fortune 500 companies). We have approximately 3,500 trained and dedicated logistics professionals servicing these companies. Our clients represent several sub-verticals within the shipping and logistics market, including global air express, ocean shipping, freight forwarding, non-vessel operating common carrier, trucking and rail road. The services we provide to our clients spans the entire shipment life cycle, such as booking, documentation, core operations support, customer services, finance and accounting, customer interaction services, business technology and data analytics.

We have a long-term strategic focus on developing and deploying new-age technology, tools and platforms that are designed to create sustainable cost and quality advantage for our clients:

•

Malkom™ is an AI- and ML-enabled optical character recognition billing platform that is designed to digitize and automate approximately 60 to 70 percent of a bill of lading with a front-end application;

•

IMX is an AI- and ML-led cognitive data capture and processing solution that is designed to extract data from multiple structured and unstructured data sources, and thereby eliminate human interventions and digitize back-office processes; and

•

Shipping Automation Blue Print: Automation -as-a-Service integrates automation, analytics and AI to provide intelligent process automation across the shipping management value chain of sales and marketing, customer service, operations, export and import documentation, finance and accounting, and human resources. It is designed to bring the domain and digital together to simulate human intelligence in addressing a wide array of requirements in the shipping industry and ensuring seamless future-readiness.

We leverage our analytics expertise in combination with our strong industry domain knowledge and custom-built proprietary frameworks to help clients make informed decisions at the right time. We provide an array of services to our clients, such as complex data integration, cutting-edge advanced analytics, personalization and big data. Our analytics platforms such as Agilius™, Fintinel and SocioSEER™ are being adopted by our clients with the goal of gaining deep business insights. The key shipping and logistics industry sectors that we serve include:

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

As at March 31, 2020, we had 3,390 employees working in this business unit. In fiscal 2020 and 2019, this business unit accounted for 6.0% and 6.2% of our revenue, and 6.3% and 6.3% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key areas of services provided to clients in this business unit:

Shipping and Logistics
Sales and Marketing	Customer Service	Document Processing	Operations Support	Finance and Accounting	Research and Analytics	Technology Services
Tariff filing and maintenance, rate quotes, service contract / rate agreement creation and maintenance, master data management	Customer file and debtor file administration, customer helpdesk, booking desk-phone / e-mail / electronic data interchange, web rating	Exports and imports bill of lading, processing and data entry, advance manifest processing, freight audit, billing and invoicing, vessel closures, imports, import data quality process / checks, arrival notifications import general manifest filings with delivery order issuance, customs document processing, verified gross mass updating	Vessel schedules – long-term support , vessel schedules – coastal, routing module maintenance, traffic control coordination, booking with carrier, hazardous cargo approvals, vendor management – vendor file administration, purchase order / job order creation, gate moves, ship husbanding, stowage planning, bay plan submission and distribution, inbound and outbound trans-shipment, maintenance and repairs, global stock reconciliation, container leasing validation, vessel performance reports, inventory management, chart corrections management, safety and environmental KPI monitoring onshore and equipment control	Accounts payable, accounts receivables, disbursement accounting, credit and collections, agency reconciliations, general ledger / bank reconciliation, cash reporting and audit / vendor reconciliation, financial management reporting, vendor helpdesk, monthly closing / quarterly / yearly closing, treasury support, agency audits, claims management	Metrics realization and analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, corporate management, revenue analytics, reverse logistics analytics, revenue analytics, distribution center analytics	Digitization service provider, intranet support, claims management, data hubbing, e-commerce registration, e-learning module content management, e-learning module content creation

Consulting and Professional Services

Our consulting and professional services (“CPS”) business unit’s objective is to help clients differentiate and outperform in their industry by leveraging industry-specific knowledge and domain expertise. We currently service more than 25 clients from our key delivery centers in India, Romania, China, the Philippines and Sri Lanka.

Our CPS business unit offers an array of services to a range of client sectors in consulting and professional services. These sectors include:

•	Content and information publishers;

•	High technology (“Hi-tech”) firms;

•	Legal services firms;

•	Executive search firms;

•	Real estate service firms; and

•	Marketing service providers.

As at March 31, 2020, we had 2,372 employees in the business unit. In fiscal 2020 and 2019, this business unit accounted for 5.4% and 5.5% of our revenue, and 5.5% and 5.6% revenue less repair payments (non-GAAP), respectively.

We provide a wide range of services from complex business and financial research and analytics to very simple data management operations. Besides providing shared services support to our clients for functions such as finance and accounting, human resource management, customer support, procurement and IT and infrastructure management, we provide the following domain-specific offerings:

Content and Information Publishers	Hi-tech Firms	Legal Services Firms
Content sourcing, content creation, database creation, maintenance and update, aggregation / indexing and / tagging, content copy editing and proofing, content enrichment, analysis and product creation, content review and quality assurance, design and production services for digital / print products, advertising operations and order fulfillment, analytics and CRM support	Customer interaction services, consultative selling, sales CoE, content management, data engineering and governance, data advisory, CRM and web analytics, digital marketing, finance and accounting, human resources and procurement support	Legal support, legal and business research, case management, document management, digital dictation transcription, pitch support, patent and trademark searches, contract management, title checking, lease management, company secretarial services, legal transcription, personal injury support

Executive Search Firms	Real Estate Services Firms	Marketing Service Providers
Sourcing and pre-sourcing, pre-screening, name identification, interview and offer management, pitch book support, business intelligence, industry and company research, database clean-up, update and management, document management, business executive support	Real estate accounting, lease management, surveying and lettings support, business and financial research, real estate analytics, portfolio and fund accounting, sales and marketing support, end-to-end conveyancing process, contract management and secretarial services	Industry, company and product research, market research operations, market research analytics, shopper and CRM analytics, web / digital analytics, campaign management and analytics, database management, digital content management and production support (designing and development)

Banking and Financial Services

Our banking and financial services practice supports more than 25 leading clients, including large commercial and retail banks, wholesale and retail lenders, wealth advisors, asset managers, hedge funds, financial technology (or commonly referred to as FinTech) organizations and mortgage servicing companies, with a comprehensive suite of business process management and transformation solutions.

We seek to add value to our clients’ businesses by improving customer experience, unlocking cost efficiencies and revenue opportunities, streamlining processes, and leveraging a wide range of process re-engineering, automation (robotic and non-robotic), and digital and advanced analytics (AI / ML) solutions.

The key banking and financial sectors that we serve include:

•	Retail and commercial banking;

•	Mortgage and loans;

•	Wealth and investment banking;

•	Financial technology;

•	Capital markets and asset management;

•	Financial advisory firms;

•	Financial research and financial market intelligence companies;

•	Trade finance; and

•	Financial institutions.

As at March 31, 2020, we had 2,277 employees working in this business unit. In fiscal 2020 and 2019, this business unit accounted for 4.4% and 4.5% of our revenue, and 4.5% and 4.6% of our revenue less repair payments (non-GAAP), respectively.

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

Maintenance and servicing: Account maintenance, account and general inquiries, customer data maintenance, statement generation, payment processing, funds allocation and return payment processing, complaint handling, fund transfers, remittance, refunds and settlements, billing queries and statement processing;

Collections: Collections and recovery, skip tracing (that is, locating people who have defaulted on a debt), pre-delinquency management, payment plans; and

Bank Secrecy Act / Anti-money laundering: Alert elimination, enhanced due diligence, fraud and cyber-crime, politically exposed persons and negative news.

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

Treasury services: Cash management, foreign exchange settlements, bill discounting, rates updates, mark to market, margin allocation; and

Compliance reporting and support: Assist clients in compliance reporting and complaints analysis.

Front office: Financial and business research, investment strategy and modeling, order entry, allocation / rebalancing; portfolio construction support, pitch book support; financial statement spreading (that is, spreading of financial statements using percentages to forecast future financials. It is a process of standardizing the presentation of financials);

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

Customer Interaction Services

Our customer interaction services leverage a “human-centered” design that seeks to ensure that digital (technology and analytics) is at the core to empower people and simplify processes across domains. The objective is to deliver superior business outcomes and build customer trust. Customer interaction services are offered across our vertical business units.

As at March 31, 2020, we had 12,980 employees in this horizontal unit. In fiscal 2020 and 2019, this horizontal unit accounted for 20.7% and 22.6% of our revenue, and 21.5% and 23.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key customer interaction services that we provide:

Customer Interaction Services—Service Offerings
Services	Channels	Languages

CoEs: Sales (sales, up-sell or cross-sell), fulfillment (transaction processing, customer retention), assisted digital channels and collections (early stage, late stage, skip tracing (that is, locating people who have defaulted on a debt))

Journey orchestration (deflection to digital channels)

Customer experience consulting

Digital content management: Digital merchandizing and marketing

Automated customer experience management

As-a-service models (quality, training, workforce management)

Analytics (interaction analytics, customer segmentation, loyalty management, voice of customer, sales analytics)

Traditional channels: Interactive voice response, voice, e-mail, short messaging service

Assisted digital channels: Chat, social media (traditional sites such as Facebook, Twitter, forums, blogs and review sites), digital engagement (mobile, web), asynchronous messaging

We provide support in English globally. Additionally, we offer support in French, Italian, Spanish, German, Arabic and Afrikaans along with over 20 key regional languages across Europe, Middle-East and Africa, Asia-Pacific, North America and Latin America regions

Finance and Accounting

Our finance and accounting service offerings include a comprehensive suite of finance and accounting processes, business process re-engineering, and transformation, including automation and digitalization of finance operations. Finance and accounting services are offered across all our vertical business units. We have experience in delivering large-scale and complex finance and accounting transformation programs, which include:

•

Industry-specific accounting processes such as disbursement accounting, royalty accounting, fiduciary accounting, actuarial science, revenue recovery management and airline passenger revenue accounting;

•

Source-to-pay procurement, including a full range of strategic procurement capabilities such as advisory and organizational assessment, process improvement, training and capability building, category management, contract management, strategic sourcing, contracting, supplier management, transactional procurement, working capital optimization, payables and spend analytics, financial risk and audit analytics;

•

Services across order-to-cash, including order management, supply chain fulfillment support, supply chain management, working capital optimization, receivables and collections analytics, credit risk analytics and revenue assurance;

•	End-to-end processes ranging from simple, transaction-based processes (such as journals and reconciliations) to high-end, judgment-intensive processes, such as analytics and treasury;

•	Global risk and compliance services such as forensics, background screening and digital credit screening;

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

As at March 31, 2020, we had 6,708 employees in this horizontal unit. In fiscal 2020 and 2019, this horizontal unit accounted for 22.7% and 21.7% of our revenue, and 23.6% and 22.1% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates the key finance and accounting services we provide:

Finance and Accounting—Service Offerings
Source-to-Pay	Order-to-Cash	Record-to-Report	Decision Support	Corporate Functions
Sourcing services including strategic sourcing and category management, procurement and administration, invoice / expense processing and payment, accounts payables, accounting and treasury support, month-end close	Master data, credit management, contract management, quote management, order management, billing management, collections and deductions management, cash application, customer request and inquiries, reports and analytics dashboards, revenue assurance	General accounting, fixed assets, general ledger reconciliations, period-end reporting and consolidation, tax filing and reporting, cost accounting, inter-company accounting, statutory reporting	Budgeting, forecasting, variance analysis, management reporting	Treasury, cash management, financial planning and analysis, tax and compliance, decision support, management accounting

Supply Chain Finance	Industry-specific Accounting	Technology Solutions	Governance, Risk, Compliance and Audit Services
Product costing, inventory accounting, manufacturing accounting, supply chain analytics, supply chain fulfillment support	Passenger revenue accounting, revenue audit and recovery, claims management, loan account maintenance, royalty accounting, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing, disbursement accounting

ERP: Implementation, hosting, optimization

Bolt-on tools: Reconciliations – workbench, query management, accounts payable transformation platform with e-invoicing, early payment programs, e-supplier portal, an activity tracking and reconciliation workflow solution called “eClose JE TRACTM”; duplicate record tracker

Enablers: Mailroom solution, workflow

Governance consulting, risk analytics services, compliance services and audit services

Proprietary Platform:

•

Proprietary platform-based service offerings include: “CFO TRAC – Finance and Accounting Automation Suite” and “Xponential – The ERP Card SolutionTM,” a part of our BizAps P2P solutions. We also have several portals and solutions that are designed to aid collaboration, planning, knowledge management, transition and operations.

Research and Analytics

With more than 2,500 employees, our research and analytics practice helps more than 100 global clients make critical business decisions with data-driven insights. We combine our consultative approach with deep domain knowledge and advanced analytics to provide decision support to our clients. Across the entire “Infra to Insights” spectrum, we offer support to our clients – comprising analytics services from data infrastructure set-up to insights generation, ranging from data aggregation and data processing to visualization of insights and data. This is achieved by leveraging customized big data, machine learning, artificial intelligence, social media analytics and advanced analytics solutions to drive digital transformation, better customer understanding, improved marketing efficiencies, and risk reduction.

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

As at March 31, 2020, we had 2,715 employees in this horizontal unit. In fiscal 2020 and 2019, this horizontal unit accounted for 10.4% and 11.3% of our revenue, and 10.7% and 11.6% of our revenue less repair payments (non-GAAP), respectively.

The following illustrates our key research and analytics products and services:

“AgiliusTM” is our proprietary big data analytics platform providing end-to-end “Infra to Insights” solutions including data ingestion, integration, storage and analytics coupled with our domain expertise. The platform enables analytics solutions across multiple verticals (retail and CPG, banking and financial services, healthcare, and utilities) and horizontals (procurement, finance and accounting, and customer interaction services).

“SocioSEERTM” is our proprietary big-data-enabled social media analytics platform that lets organizations create brand advantage by harnessing the power of social media. SocioSEERTM combines machine learning and deep domain expertise with a view to helping brands proactively manage and outperform their stated goals around brand health, customer centricity and topline growth.

“SkenseTM” is our proprietary cognitive data contextualization and summarization platform that employs AI / ML algorithms to extract data from multiple unstructured data sources (such as image, e-mail, documents, and spreadsheets) to create structured datasets. Its application extends across multiple industries and various functions, including quality control for fast-moving consumer goods firms, automated financial statement spreading for banks, and medical record summarization for insurance and healthcare firms.

“ImagnTM” is our proprietary image analytics platform that employs AI / ML algorithms in multiple use cases designed to improve business process efficiencies. Its objective is to help insurance companies to identify roof-top damages based on images captured by drones and reduce the time to estimate the magnitude and value of damages.

“Brandttitude®” is our proprietary cloud-based big data analytics product designed to track brand performance and perceptions over multiple dimensions across varied data sources to help clients make informed decisions. The product is built using open source technologies on a scalable data harmonization platform. Leading consumer brands are already using this product in a licensing model to identify insights from harmonized data, such as the correlation between weather patterns and brand sales.

“UnisonTM” is our proprietary multi-channel customer interaction analytics platform that is designed to provide 360-degree customer insights (including insights generated from multiple channels such as social media, e-mail, website, mobile apps, CRM and other offline channels) based on sentiment analysis. It is flexible and scalable to add additional channels of customer interaction and provides actionability and insights through key customer service metrics that are contextualized to specific industries using our proprietary categorization engine.

“InTouchTM” is another proprietary intelligent social media, customer service and analytics platform designed to enable quick, automated and customized audience engagement across multiple social media channels, blogs and forums to help drive long-term brand and customer-centricity for clients. The artificial-intelligence-powered platform prioritizes customer interactions according to severity of issues and manages interactions across multiple languages, making it a one-stop solution for intelligently managing customer queries.

Research and Analytics—Service Offerings
AI and ML	Big Data and Analytics Consulting	Data and Information Management Advisory
• Modeling and algorithm design • Knowledge discovery • Cognitive and predictive analytics • Natural language processing and generation	• Strategy roadmap and consulting • Solution architecture	• Data modeling and integration • Data engineering and governance • Data visualization and virtualization

Customer Analytics and Personalization	Digital Transformation and Social Media Analytics	HR Analytics
• Acquisition / retention / cross-sell / up-sell • Campaign management analytics • Loyalty management • Sales and marketing analytics • Pricing analytics	• Social media management • Web analytics • Sentiment and text analytics • Image / video analytics	• Smarter workforce solution • Employee satisfaction analytics • Attrition analytics

Chief Procurement Officer (“CPO”) / Chief Financial Officer (“CFO”) Analytics	Financial Analytics	Operations and Supply Chain Analytics
• Sourcing and procurement analytics • Spend / payables analytics • Supplier capability profiling • Revenue assurance analytics	• Capital asset pricing modeling • Actuarial and collections analytics • Budgeting and forecasting • Working capital analytics	• Contact center analytics • Customer satisfaction (“CSAT”) / NPS analytics • Demand and inventory analytics • Sales and operations planning

Market Research Services
• Competitive research • Financial research • Survey programming • Business intelligence dashboards and reporting

Industry-specific Analytics
Insurance Analytics	Travel and Leisure Analytics	Banking and Financial Analytics
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

Utilities Analytics	Shipping and Logistics Analytics	Healthcare (Pharma and Consumer Health) Analytics
Data mining, decision support services, collections optimization, customer analytics – segmentation, lifetime value analysis, NPS analysis, predictive analytics, text analytics	Pricing and promotion analytics, market mix modeling, trade promotion optimization, lifetime value and taxonomy assessment, hyper-personalization, customer analytics	Competitive intelligence, pipeline analysis, product profiling, KPI reporting, epidemiology analysis, market opportunity assessment, social media analysis, KOL research, modeling and tool building support, pricing analytics, patient data analytics

Technology Services

“WNS TRAC®,” our consolidated suite of comprehensive digital BPM solutions, is differentiated by our deep domain expertise in strategic verticals and process know-how in key horizontal domains that equip us with an ability to identify suitable technology for our clients’ business outcomes. The WNS TRAC® solutions are available in the form of (a) all-inclusive and comprehensive enterprise platforms that are a combination of our own IP with key partner products, and (b) as plug and play solutions that are designed to seamlessly integrate with the clients’ existing technology environment without the need for a complete overhaul. Also, the solutions are pre-configured with best practices and industrialized accelerators designed to drive implementation around social, mobility, analytics, cloud, robotics and intelligent automation, with a host of deployment options and commercial models to choose from. We are also working on several next-generation technologies such as cognitive automation, artificial intelligence, blockchain and IoT, to address emerging client demands.

From consulting to application management and operations, WNS TRAC® drives seamless technology deployment across the business process lifecycle with a view to achieving sustained growth and profitability.

As at March 31, 2020, we had 301 employees in this horizontal unit. In fiscal 2020 and 2019, this horizontal unit accounted for 1.4% and 1.6% of our revenue, and 1.5% and 1.6% of our revenue less repair payments (non-GAAP), respectively.

The following table illustrates our industry-specific and cross-industry solutions available as part of WNS TRAC®:

WNS TRAC®
Industry-specific solutions
Travel	Insurance	Healthcare	Shipping and Logistics	Utilities	CPG and Retail
• “Verifare” – Fare audit solution • Interline proration queue management • Commercial planning suite	• Insurance-in-a-box (a platform and business process management as-a-service target operating model) • Mobile-enabled first notice of loss • “eAdjudicator®”	• O2C for medical device manufacturing • Pharma analytics • Clinical care management	• Malkom (Less-than-truckload billing transformation solution) • Enterprise solution for shipping and logistics	• Meter-to-cash solution • Smart metering solution	• Supply chain solutions • Deductions and warranty management

WNS TRAC®
Cross-industry solutions
Solutions for Chief Financial Officers	Solutions for Chief Procurement Officers	Analytics	Digital Customer Interaction Services
• Procure-to-pay solution • Order-to-cash solution • Record-to-report solution • Reporting and analytics	• Source-to-contract • WNS Procurement Card solution • WNS supplier portal • WNS spend analytics	• SocioSEERTM • Brandttitude® • AgiliusTM • Big data solutions	• WNS interaction analytics • WNS omni-channel solution • Robo-advisor / Chatbots • Voice bots

Robotic Process Automation	Cognitive / AI	Blockchain
• RPA consulting • Enterprise RPA CoE • RPA-as-a-service • RPA implementation and support	• Unstructured document processing • Infringement identification for media • Event review for shipping and logistics • Fraud detection for insurance

•   Insurer-broker risk syndication solution called “VeriChain”

•   Shipment management on TradeLens (an open and neutral supply chain platform underpinned by blockchain technology)

•   Payment reconciliation for finance and accounting

Sales and Marketing

The sales cycle for business process management services is time-consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers, and performing analysis (including diagnostic studies, proofs-of-concept, and pilot implementations) to demonstrate our delivery capabilities, and entering into a contract with the client. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and staffed them with “hunting” or new relationship sales professionals (“hunters”), as well as “farming” or existing client relationship professionals (“farmers”). Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing clients’ business needs and to offer appropriate domain-specific solutions.

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

Our sales teams comprise highly experienced professionals, with their average tenure at WNS exceeding five years. They bring a wealth of industry knowledge and expertise, having played a key role in executing large-scale BPM deals. As at March 31, 2020, our front-line sales teams consisted of 114 members including hunters and farmers. Our teams of farmers are responsible for identifying and initiating discussions with and selling services in new areas to existing clients. We assign dedicated “client-partners” and / or account managers to our key clients. These managers work with their clients to co-create cutting-edge solutions that help our clients embrace changing business models and improve their competitive position. In addition, they are the conduit to our service delivery teams addressing clients’ needs. More importantly, by leveraging their detailed understanding of the clients’ business objectives gained through this close interaction, our farmers actively identify and target additional processes that can be managed by us to provide better efficiency, effectiveness and control. Through this methodology, we have developed a strong track record of increasing our sales year-on-year as well as growing our business from existing clients.

A key aspect of our sales growth has been the ability to quickly adapt to market changes and address compelling client needs. The growth of the digital solutions market, for instance, has been a huge game changer and we have adopted a highly focused approach, developing comprehensive digital capabilities and driving accelerated solution deployment for our clients. Our sales teams have been at the forefront, proactively gauging clients’ and market needs, and helping our solution teams come up with digital offerings and services that are responsive to clients’ needs. We are an evolved digital solutions provider in key business verticals such as manufacturing and insurance. For example, we recently deployed an “insurance-in-a-box” solution, which is a platform and business process management as-a-service target operating model, for a European specialty insurance company, which is a target operating model that is differentiated by being underpinned by digital and analytics. In addition, we managed to operationalize the solution in an efficient period of time.

We take a holistic approach towards building client relationships, leveraging our strong governance methodology to drive collaboration and communication at various levels of the engagement. While our “client-partners” and account managers are an integral element of our client relationship ecosystem, we drive focused and strategic collaboration through an integrated service-delivery structure, from our top leadership team to our frontline agents.

Clients

As at March 31, 2020, we had a diverse client base of 401 clients (with each client generating more than $0.01 million in revenue in fiscal 2020) across a variety of industries and service types, including companies that we believe are among the leading players in their respective industries.

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

	Year ended March 31,
	2020	2019
Below $1.0 million	261	278
$1.0 million to $5.0 million	107	93
$5.0 million to $10.0 million	14	17
More than $10.0 million	19	15

Competition

Competition in the BPM services industry is intense and growing steadily. See “Part I – Item 3. Key Information – D. Risk Factors – Risks Related to Our Business – We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.”

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

Intellectual Property

We use a combination of our clients’ software systems, third party software platforms and systems, and our own proprietary software platforms and systems to provide our BPM and technology services. Our proprietary solutions, combined with licensed software (including cloud hosted software-as-a-service), allow us to position and market our services as integrated solutions under our WNS TRAC® suite. In most cases, these solutions are combined with our core BPM service offerings. Our principal proprietary software solutions include:

(1)	WNS TRAC® industry-specific solutions, including the following:

a)

Insurance TRACTM solutions, including digital claims platform, an “insurance-in-a-box” solution called “WNS InVog” (a platform and business process management as-a-service target operating model) and other proprietary solutions, which we use in our insurance business unit;

b)

Travel TRACTM solutions, including revenue accounting platform, fare audit platform (“Verifare”), fare pro-ration solution, revenue integrity solution (“BIDT”) which we use in our travel and leisure business unit;

c)	Shipping and logistics TRACTM solutions, including the WNS MalkomTM platform which is used for processing bills of lading and other shipping documents; and

d)	Industry-specific point solutions, which we use in other business units.

(2)	WNS auto claims software platform, which we use in our WNS Assistance business;

(3)	WNS TRAC® cross-industry solutions, including the following:

a)	CFO TRACTM solutions for our finance and accounting services, which combines our proprietary software as well as solutions developed on third party software;

b)	Digital CIS TRACTM solutions for our customer interaction services, or CIS, practice, combining multiple solutions across the customer interaction lifecycle;

c)	Other proprietary software, point solutions and platform solutions developed on third party software used for cross-industry services including our research and analytics business unit; and

d)	Other proprietary software, point solutions and platform solutions developed on third party software which are used for cross-industry services, including for our research and analytics business unit.

(4)

WNS TRAC® RPA and intelligent automation solutions, including our proprietary automation solutions and solutions developed on third party software like RPA software and cognitive / AI systems for delivering automation and transformation services to our clients.

(5)	WNS TRAC® VeriChain platform for blockchain-based solutions in our insurance, shipping and logistics and other business units.

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

Our employees are also required to sign confidentiality agreements as a condition to their employment. These agreements include confidentiality undertakings regarding our company’s and the clients’ intellectual property that bind our employees even after they cease to work with us. These agreements also ensure that all intellectual property created or developed by our employees in the course of their employment is assigned to us.

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

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 1,350 employees that help us meet quality assurance and ISO 9001 standards for Quality Management Systems and ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality to customers. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2020, more than 421 different projects were completed using Lean Six Sigma methodologies and over 447 additional projects are in progress. We have also trained over 16,500 employees in ISO 9001 and Lean Six Sigma principles in fiscal 2020.

We have been honored with the following awards for our achievements in quality assurance in fiscal 2020:

•	Golden Peacock Innovation Management Award

•	CPO Innovation Award for Procurement Innovation category

•	Future of Sourcing Award for Innovation in Outsourcing category

•	Stevie International Business Awards:

a. Insurance Solution (Gold Award); and

b. Customer Service Team of the Year (Bronze Award).

•	Stevie Sales and Customer Service Awards:

a. Customer Service Complaints Team of The Year (Gold Award);

b. Award for Innovation in Customer Service (Silver Award);

c. Best Customer Satisfaction Strategy (Silver Award); and

d. Best Use of Customer Insight (Bronze Award).

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

Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2013 to manage organizational information security risks. These measures seek to ensure that sensitive information pertaining to our company or our clients remains secure. Currently, information security systems at 51 delivery centers are ISO 27001:2013 certified, and we expect to seek similar certifications for our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (“PCI DSS”) which is a security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, on an annual basis, we undergo “Service Organization Controls (“SOC”) 1 Type 2” audits, pursuant to Statements on Standards for Attestation Engagement No. 18 and International Standards for Assurance Engagements No. 3402, with respect to our general control environment supporting operational delivery, and “SOC 2 Type 2” audits, with respect to the trust service categories of security, availability and confidentiality.

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

Human Capital

As at March 31, 2020, we had 44,292 employees, of whom 28,158 are based in India, 9,116 are based in the Philippines, 3,651 are based in South Africa, 964 are based in the US, 658 are based in Sri Lanka, 450 are based in Romania, 418 are based in China, 388 are based in the UK, 150 are based in Spain, 127 are based in Poland, 120 are based in Costa Rica, 21 are based in Australia, 21 are based in Turkey, 19 are based in Germany, 18 are based in France, seven are based in Singapore, four are based in Switzerland, and two is based in the United Arab Emirates. Most of our associates hold university degrees. As at March 31, 2019, we had 39,898 employees. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,753 employees per month. We have also initiated a hiring program, whereby we employ apprentices under the India government scheme, National Employability Enhancement Mission, pursuant to which they undergo a three to 36-month apprenticeship to enhance their employability. There is no guarantee of employment with us following the completion of the apprenticeship.

During fiscal 2020, 2019 and 2018, the attrition rate for our employees who had completed six months of employment with us was 30%, 31% and 29% respectively.

Training and Development

We devote significant resources to the training and development of our associates. We have established the WNS Learning Academy, where we offer specialized skills development, such as leadership and management development, skills and behavioral programs for employees across all levels. The WNS Learning Academy is not only focused on developing initiatives and programs that are designed to enable high-impact leadership and potential across all employee band levels and geographies, but is also focused on building internal capability to create a digitally savvy workforce ready for the future. One of the best practices and biggest strengths of the WNS Learning Academy is its structure enables our employees to deliver relevant learning solutions that provide people with the knowledge and skills they need to enhance performance and achieve organizational goals.

The training organization at WNS offers developmental programs across all levels in the organization, and across all business units and all enabling units that are support functions. It comprises:

•	The LA that focuses on potential development and provides leadership programs across various levels of management in the organization;

•	The process and domain training team that focuses on enabling and improving performance;

•	The education team that is a specialized arm of the LA, which focuses on building internal digital capability through structured certification courses; and

•	The business process excellence and transformation team that focuses on training and certifying employees, for example, on the Six Sigma belts.

The LA carries out an intensive annual training need analysis with each business unit, vertical and location to ensure that its programs are in line with our business objectives. The final development plan is reviewed by the team at a strategic level to ensure alignment with the organization’s strategy. After analyzing the training needs, trainings are conducted for all levels across business verticals and locations, and the key emerging needs and themes are consolidated and analyzed.

The following chart illustrates the structure of the LA, which is designed to facilitate effective learning solutions and focus on critical functional areas.

We have established a consulting team, design team and a content delivery team. The consulting and the design teams determine the learning demands within each business unit, with each team member aligned to a specific business unit. These members are referred to as our business unit learning partners. The learning partner acts as a learning consultant for each business unit, understanding the vision and objectives of the business unit and identifying the developmental requirements for that business unit. They then create a learning strategy and develop solutions which are designed to help the business unit to achieve its goals. Once this is in place, the content delivery team takes over to create and deliver content for the respective teams. In addition, we have specific teams which focus on organization-level programs for leadership, education (comprising structured curriculum-based programs across different employee band levels in the organization) and technology (leveraging technology to complement our initiatives and create a world class learning organization).

While we continue to focus on building organization-level capability, the consulting design and delivery model allows us to proactively identify and create focused developmental strategies for each business unit. The technology function promotes the use of digital learning, manages the learning management system, strives to create a self-learning ecosystem and uplifts the digital learning quotient of the organization which helps to respond to new opportunities arising from digital technologies.

The LA has over 300 unique programs for various employee band levels within the organization and behavioral skills that are conducted across locations based on defined competency-based roadmaps.

Talent Development CoE – Flagship Programs

WNS has a CoE that focuses on nurturing and developing the future leaders of the organization. The CoE actively engages with the HR and business leadership to design business-relevant people programs that align with the strategy and vision of the organization.

Some of the programs designed and implemented by this team are focused on building a strong and gender-diverse leadership pipeline. Given below are the details of three such programs:

(a) Aspire Plus – Launched in 2016, the “ASPIRE” initiative mapped critical roles and future talent needs with competencies and identified and nurtured high-potential employees in the organization to succeed. In 2017, we launched “Aspire+,” a platform where the “Aspire” participants were provided an opportunity to apply their knowledge, skills and business acumen in practical business situations. Through the Aspire+ program, we endeavor to create a consulting task force that will be responsible for strategic account management of small/mid-sized accounts with envisaged growth potential. In 2019, we launched “Aspire 2.0,” which focuses on developing leaders on client-centric competencies, and had 34 participants from India and other sites. We have also collaborated with Cornell University for academic curriculum delivered through collaborative learning tools. The curriculum focuses on client advisory, executive presence, presentation and value articulation, and consultative skills.

(b) Centurion – “Centurion” is a talent development program for future women leaders. It is an initiative to proactively identify and nurture women employees from the frontline manager level to enhance their role capabilities and create an enabling environment for career opportunities. In 2017, we selected 24 candidates for the first cohort across the following locations: India, South Africa, Sri Lanka, Romania and the Philippines. In 2020, we launched “Centurion 2.0,” which continues to focus on building a talent pipeline of women employees through a 30-month structured developmental intervention that includes an academic journey with Cornell University, experiential learning, leadership mentoring and personalized interventions.

(c) Signature Leadership Development Program – This program has been specially curated for our executive leadership. The program is a 12-month journey, designed as a combination of face-to-face residential and virtual sessions, group as well one-to-one coaching, along with corporate immersions. Considering the design and target participants, we collaborated with Korn Ferry to bring in their expertise in leadership development and with Harvard Business Publishing to impart academic knowledge. Both Korn Ferry and Harvard Business Publishing have worked closely with us to co-curate and manage this entire program.

Digital Capability Building

The learning organization spearheads the digital capability agenda across all employee band levels, from “A” to “E+”, in the enterprise, which include, but are not limited to, the following initiatives:

•	Bands A and B: WNS Education Program, Future Skills with NASSCOM and GLINT

•	Bands C and D: Aspire 2.0, the Rise of DiFU and GLINT

•	Band E+: Signature Leadership Development Program and GLINT

Other than what has been covered elsewhere in this annual report, below are some details on the other initiatives. First, GLINT is an AI-led digital learning and knowledge platform that was recently launched globally at WNS. It offers an immersive learning experience through tailored modules that are mapped to our specific business needs. This is one of the key solutions for us as an organization as we evolve to keep pace with digitization, creating a future-ready workforce and driving collaborative innovation. The platform also facilitates an environment of knowledge sharing and peer-to-peer learning to foster collaboration. As digitization re-wires every sphere of our lives, including learning, virtual workplaces and virtual learning environments are increasingly becoming the new normal.

Some of the other key features of GLINT include:

•

Aggregate: GLINT aggregates all the knowledge and learning content from the learning management system, intranet, external providers, subject matter experts, and our team’s preferred web-based content resources;

•	Curate and create: GLINT’s ML curation engine is designed to ensure that high-quality, relevant and contextual content is presented;

•

Recommend: GLINT’s AI-based targeting engine learns about its user’s preferences and makes continuous content and learning recommendations, which can be accessed directly from where they are working; and

•	Learn and guide: Facilitate application usage with step-by-step guides and understand application usage with analytics.

Second, the WNS Education program was launched globally by our Group Chief Executive Officer in July 2018, and the curriculum was designed and vetted by seven business unit leaders across our verticals. We believe that, through the program, employees can explore new possibilities in improving the process and enhancing their horizons in making changes, as they better understand the client ecosystem, which helps them with their client engagement.

The WNS Education program is aimed at achieving the following:

•	Building capabilities to lead digital transformation in the BPM space;

•	Raising the organization’s digital quotient;

•	Preparing the workforce as digital natives; and

•	Re-purposing and re-skilling our workforce, as BPM-specific education is not readily available.

Third, the DiFu readiness framework represents a step in our journey to “go digital,” and it not only assesses, but also re-tool and upgrade the skills of our employees. To create an accurate assessment of digital readiness, we worked with Deloitte’s consulting team to create a digital competency framework that we use to assess our digital readiness as an organization. We recently launched the digital readiness assessment platform for the employees at our leadership level. We hope that, through this platform, every employee in the organization will be assessed on their digital readiness, which will then allow us to use the assessment results to further improve the solutions we provide our clients.

Finally, another key initiative was our collaboration with FutureSkills, a new-age learning experience platform from the National Association of Software and Service Companies that was created to help IT professionals build capability in digital technologies. GLINT provides our employees with access to the nine emerging channels on FutureSkills. This collaboration is another step towards empowering and engaging with in-house professionals. The platform enables continuous learning and skill upgrading in nine emerging technology areas: RPA, big data, AI, cybersecurity, IoT, virtual reality, 3D printing, social and mobile, and cloud computing. Employees also have access to content libraries, skill assessments, certification resources and more.

Culture Building and Transformation

The organization is working towards the goal of “one WNS” and “one value system.” It drives the following organization-wide initiatives to create an inclusive culture, build awareness, and create champions within operations teams to maintain the rigor:

(a) Millennial Council: The Millennial Council is an initiative where the youngest minds at WNS get the opportunity to work shoulder-to-shoulder with the most senior leaders in the company to truly make a difference. The council members are tasked to help the WNS brand stay in alignment with changing trends. They also develop action plans for the organization in their chosen fields, including employee engagement, corporate social responsibility, technology and enhancement of the company’s brand presence.

(b) Diversity and Inclusion: As an organization, we recognize the benefits to be gained from inclusivity of women and the diversity of skills, perspectives, and experiences they contribute in making WNS business practices more efficient and innovative. For us, this is a shift in culture rather than stand-alone programs. It is about feeling included and essential since productivity improves in an inclusive environment. WNS has a policy of equal opportunity for employees and candidates from varied cultures, genders, backgrounds and geographies. WNS commitment to inclusion spans the entire organization and is intertwined with our vision, values, culture and strategy. We are continuously able to attract and retain strong female talent in the industry, in all the regions in which we have delivery locations and the proportion of female employees has grown from 36% in 2015 to about 44% in 2019. Developing talented women at WNS is not just about increasing the number of women we recruit. It focuses on supporting and developing women across the entire span of their career.

(c) Respectful Workplace: Our respectful workplace program is based on the premise that all employees need to be treated fairly and differences should be acknowledged and valued. The program promotes a work environment that is collaborative with respectful relationships based on a humane and an ethical mindset. It is an initiative of the people, for the people and by the people. The premise of this module is inclusion – irrespective of gender, ethnicities, sexual orientations or any other dividing forces that may hinder the respect towards one another. It also covers in detail the various aspects of “POSH” (that is, the prevention of sexual harassment) and drives awareness of our organization’s policy and approach in the arena.

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

In fiscal 2020 and 2019, our tax rate in India and the Philippines impacted our effective tax rate. In fiscal 2018 our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $17.7 million, $15.7 million and $9.4 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2020, 2019 and 2018, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

We expect our tax rate in India and the Philippines to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the Special Economic Zone (“SEZ”) scheme. Our effective tax rate in Sri Lanka has been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018, following which the income from export of service has been subject to tax at 14% on net basis, as more fully described below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which was 34.95% in fiscal 2020 and 2019, and 34.61% in fiscal 2018.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions in the last five years. From fiscal 2012 until fiscal 2020, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon and Noida, India that were registered under the SEZ scheme. Some of these operations are eligible for a 100.0% income tax exemption for a period of five years from the date of commencement of operations, which are set to expire between fiscal 2022 and fiscal 2024. Following the expiry of the 100.0% income tax exemption, these operations are eligible for a 50.0% income tax exemption, which are set to expire between fiscal 2026 and fiscal 2034. Such income tax exemptions are only eligible for business units and operations set up under the SEZ legislation on or before March 31, 2020.

In addition to these tax holidays, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation and regulations. These benefits include rebates and waivers in relation to payment for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the change in the law in fiscal 2017 has resulted in any new business units or operations set up under the SEZ legislation after March 31, 2020 not being eligible for the same income tax holidays that our existing SEZ operations currently enjoy. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.”

Philippines

From fiscal 2016 until fiscal 2020, our company started operations in various delivery centers in the Philippines which are eligible for tax exemption benefits expiring between 2020 and 2024. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit.

Sri Lanka

Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have since been taxed at 14% on net basis with effect from April 1, 2018.

Costa Rica

Our subsidiary in Costa Rica is eligible for a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

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

(2)	WNS Denali Sourcing Services Inc was incorporated on November 27, 2019.
(3)	On January 9, 2020, our Netherlands subsidiary converted into a B.V. resulting in the change of name from WNS Global Services Netherlands Cooperatief U.A. to WNS Global Services Netherlands B.V.
(4)	On January 9, 2020, WNS Global Services Netherlands Cooperatief U.A (Ireland Branch) was renamed WNS Global Services Netherlands B.V. (Ireland Branch).
(5)	WNS Business Consulting Netherlands B.V. was incorporated on March 17, 2020, pursuant to the demerger of WNS Global Services Netherlands B.V.
(6)	WNS Gestion des Processus d’Affaire Inc. was incorporated on April 28, 2020.
(7)

WNS Cares Foundation is a “not for profit organization” registered under Section 8 of the Indian Companies Act, 2013, formed for the purpose of promoting corporate social responsibilities. As a result, it is not considered for the purpose of preparing our consolidated financial statements.

(8)	WNS SA Domestic (Pty) Ltd was renamed WNS South Africa (Pty) Ltd on September 25, 2019.

D. Property, Plants and Equipment

As at March 31, 2020, we have an installed capacity of 34,779 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis. The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option, as described below. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates.

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
India:
Mumbai	421,387	3,074
Godrej Plant 10			February 15, 2021	N/A
Godrej Plant 11			February 15, 2021	N/A
Godrej Plant 5			February 15, 2021	N/A
Raheja (SEZ), Airoli			May 31, 2029	N/A
Interface building, Malad - 4th floor			March 31, 2025	N/A
Gurgaon	299,171	3,562
World Tech park Block - B2 9th floor			May 14, 2022	May 15, 2027
World Tech park Block - B3 9th floor			May 14, 2022	May 15, 2027
World Tech Park - 8th, 9th, 10th & part 11th floor			April 27, 2024	N/A
World Tech Park - Remaining part of 11th floor			April 27, 2024	N/A
World Tech Park - Block A3, 11th floor			April 28, 2024	N/A
World Tech Park - Block B3 10th floor			January 19, 2024	January 19, 2029
World Tech Park - Block B2 10th floor			November 28, 2024	November 28, 2029
Pune	736,005	8,934
Magarpatta			N/A	N/A
Weikfield - Phase I			February 14, 2023	N/A
Weikfield - Phase II			April 30, 2023	N/A
Weikfield - Phase III			June 14, 2023	N/A
Mantri Estate - 2nd floor			May 27, 2020	N/A
Mantri Estate - 4th floor			May 27, 2020	N/A
Magarpatta (SEZ) - Level 5			February 14, 2026	N/A
Magarpatta (SEZ) - Level 6			October 26, 2026	N/A
Magarpatta (SEZ) - Level 7			February 28, 2027	N/A
Magarpatta - Tower 9			April 30, 2029	N/A
Pune Info city - 5th floor			May 30, 2022	May 30, 2027
Pune Info city - 4th floor			June 14, 2023	June 14, 2027
Pune Info city - 3rd floor			September 30, 2023	September 30, 2033
Nashik	98,173	1,548
Shreeniketan			June 30, 2023	N/A
Vascon			October 13, 2023	N/A
Ashoka Business Conclave - 6th floor			November 19, 2024	N/A
Bangalore	191,890	1,981
RMZ Centennial - Ground floor and Level 1			June 14, 2021	June 14, 2025
RMZ Centennial - Level 2 and 3			October 31, 2021	October 31, 2025
RMZ Centennial - Terrace			July 31, 2021	July 31, 2025
Chennai	125,644	945
RMZ Millenia Ground and 1st floor			March 31, 2021	March 31, 2045
DLF (SEZ) - Phase 1			March 31, 2021	March 31, 2026
DLF (SEZ) - Phase 2			March 31, 2021	March 31, 2026
DLF IT SEZ - 9th floor			May 9, 2025	May 9, 2030
Vishakhapatnam	71,633	1,070
MPS Plaza			March 4, 2022	March 4, 2027
Apeita Tech-hub			March 31, 2026	March 31, 2029
Noida	22,111	265
Brookfield			January 22, 2023	January 22, 2033
Hyderabad	N/A	12
Growork, Kapil Towers			June 30, 2020	N/A

Sri Lanka:	54,675	785
Colombo (HNB) - Level 12 and 13			July 31, 2028	N/A
Colombo (Orion City)			August 24, 2023	N/A
UK:	28,311	357
Ipswich (Museum Street)			May 23, 2028	N/A
Cheadle (Hercules Office Park)			July 21, 2020	N/A
Piccadilly (Malta House)			February 10, 2027	N/A
Hayes (Hyde Park)			February 28, 2021	N/A
Sackville House,39-40 Piccadilly			January 9, 2025	January 9, 2030
US:	125,523	837
NJ (Exchange Place)			July 30, 2020	N/A
SC (The State Building)			July 31, 2020	April 19, 2023
Bellevue (Sterling Plaza) - 5th and 6th floors			April 30, 2024	N/A
Pittsburg (One Waterfront Place)			January 31, 2022	January 31, 2027
NY (East Greenbush)			February 28, 2021	N/A
Houston (Corporate Drive)			December 31, 2020	December 31, 2025
Houston (Northchase Drive)			March 31, 2026	March 31, 2036
Turkey:	N/A	25
Istanbul (MeydanK Plaza)(3)			April 30, 2020	N/A
Switzerland:	2,077	—
Zurich (Bahnhofstrasse)(2)			Not specified	N/A
Romania:	53,201	648
Bucharest (West Gate) - 2nd and 3rd floors			January 19, 2023	January 19, 2026
Constanta (Euro Construct)			January 15, 2022	January 15, 2027
Philippines:
Manila	526,684	5,889
Eastwood - 10th floor			June 30, 2021	June 30, 2031
Eastwood - 9th floor			June 30, 2021	June 30, 2031
Techno Plaza II			April 30, 2026	N/A
Zeta Tower - 10th floor			May 14, 2024	May 14, 2029
Exxa tower - 15th floor			March 19, 2023	March 19, 2028
Exxa Tower - 16th floor			June 14, 2023	June 14, 2028
Exxa Tower - 17th floor			November 30, 2023	November 30, 2028
Giga Tower - 8th floor			October 15, 2024	October 15, 2029
Giga Tower - 9th floor			April 30, 2025	April 30, 2030
Ilo Ilo
One Global Centre			January 15, 2021	N/A
Three Techno Place - 4th floor			March 15, 2022	N/A
Two Techno Place			April 30, 2024	April 30, 2029
Alabang
Vector 2 - 9th and 10th floors			February 28, 2022	February 28, 2027
Capella - 15th and 16th floors			June 30, 2022	June 30, 2027
FiliInvest Axis - 21st floor			August 14, 2023	August 14, 2028
FiliInvest Axis - 22nd floor			November 30, 2023	November 30, 2028
Tera Towers			May 15, 2025	N/A
Costa Rica:	12,592	200
San Jose (Forum H)			April 30, 2025	N/A
United Arab Emirates:	510	N/A
Dubai Airport Free Trade Zone			November 22, 2020	N/A
South Africa:	285,747	3,779
Cape Town
Knowledge Park			March 31, 2025	March 31, 2030
Claremont - Level 4			June 30, 2022	June 30, 2026
Claremont - Level 5			June 30, 2022	June 30, 2026
Bellavile
Ambition House - 4th floor			September 30, 2022	N/A
Johannesburg
DownSouth Ridge Park			August 31, 2021	August 31, 2026
Port Elizabeth (CoEGA)			July 31, 2020	July 31, 2025
Durban
Hippopark Avenue - Sections 1 and 2			May 30, 2020	N/A
Grid Eye			June 30, 2021	June 30, 2026
Poland:	17,401	265
Gdynia (Luzycka Office Park)- Buildings B, C and D			August 31, 2022	August 31, 2027
China:	42,538	435
Guangzhou (Zhongshan Street) - 30th floor			April 30, 2021	N/A
Dalian (Dalian Software Park) - Building 22			May 15, 2020	N/A
Beijing (YongAnDongLi) - 5th floor			August 31, 2020	N/A
Shanghai (Huangu PL)			January 31, 2021	N/A
Australia:	1,216	N/A
Sydney (Berry Street)			March 27, 2023	N/A
Spain:	8,382	168
4A, Mira II, Balear – 1st floor			July 17, 2020	N/A
5A, Mira II, Balear – 1st floor			August 1, 2020	N/A
6A, Mira II, Balear – 1st floor			July 2, 2020	N/A
7A, Mira II, Balear – 1st floor(4)			December 31, 2020	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension option is exercised.
(2)	The lease may be terminated with a three-month’s notice.
(3)	We are in the process of renewing the lease.
(4)	We have served a notice of termination of the lease to the lessor and the premise will be surrendered by July 2020.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2021, we intend to continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

For a discussion of our results in fiscal 2019 compared to fiscal 2018 and certain comparative numbers in fiscal 2018, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2019 filed with the SEC on May 15, 2019.

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail and CPG, media and entertainment, and telecom; healthcare; utilities; shipping and logistics; consulting and professional services; and banking and financial services industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including finance and accounting, customer interaction services, research and analytics, technology services, legal services, and human resources outsourcing.

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

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2020	2019
	(US dollars in millions)
Revenue	$928.3	$809.1

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2(s) to our consolidated financial statements included elsewhere in this annual report. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (a non-GAAP financial measure) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients. Management believes that revenue less repair payments (non-GAAP) may be useful to investors as a more accurate reflection of our performance and operational results.

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

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2020	2019
	(US dollars in millions)
Revenue	$928.3	$809.1
Less: Payments to repair centers(1)	32.0	15.2

Revenue less repair payments (non-GAAP)	$896.2	$794.0

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments (a non-GAAP financial measure) for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments (non-GAAP) so that revenue less repair payments (non-GAAP) may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments (non-GAAP) is presented by recalculating prior period’s revenue less repair payments (non-GAAP) denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, the Australian dollar, the Euro and the South African rand. Management believes constant currency revenue less repair payments (non-GAAP) may be useful to investors in evaluating the underlying operating performance of our company. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our constant currency revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Year ended March 31,
	2020	2019
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$896.2	$794.0
Exchange rate impact	(12.7)	(17.3)

Constant currency revenue less repair payments (non-GAAP)	$883.5	$776.7

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. The COVID-19 pandemic is having a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance and visibility, as described in further detail below, see “—Impact of COVID-19.”

The recent global outbreak and spread of the respiratory illness caused by a coronavirus strain known as COVID-19, which was reported to have surfaced in December 2019, has caused, and is likely to continue to cause, additional slowdown in the global economy, as is evidenced by the recent declines in investments, exports and industrial production. On March 27, 2020, the International Monetary Fund officially declared that the global economy has entered into a recession, as a result of the spread of COVID-19. Its global spread has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows

In the US, there are concerns over the possibility of its economy entering into a deep recession, including on account of the COVID-19 pandemic, and there continue to be similar signs of continued economic slowdown and weakness in parts of Europe and India. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For further information, see “Part I — Item 3. Key Information — D. Risk Factors — The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.”

These economic and geo-political conditions may affect our business in a number of ways, as we have operations in 12 countries and we service clients across multiple geographic regions. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. In the US, there is concern over slowing economic growth and continuing trade tensions.

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the Euro (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the Philippine Peso or the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Australian dollar, the Euro, the Philippine Peso, or the South African rand, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the pound sterling, the Australian dollar, the Euro, South African rand, and the Philippine Peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. For example, the Indian rupee depreciated against the US dollar by an average of 1.4%, the pound sterling depreciated against the US dollar by an average of 3.2%, the Australian dollar depreciated against the US dollar by an average of 6.5%, the Euro depreciated against the US dollar by an average of 4.1%, the South African rand depreciated against the US dollar by an average of 7.3%, and the Philippine Peso appreciated against the US dollar by an average of 2.8%, in fiscal 2020. The depreciation of the South African rand and the Indian rupee against the US dollar in fiscal 2020 positively impacted our results of operations, whereas the depreciation of the pound sterling, the Australian dollar and the Euro against the US dollar, and the appreciation of the Philippine Peso against the US dollar negatively impacted our results of operations in fiscal 2020.

The current global economic slowdown and uncertainty about the future global economic conditions could also continue to increase the volatility of our ADS price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the insurance and travel and leisure industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our targeted industries, in general, and our results of operations specifically.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the insurance and travel and leisure industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

Impact of COVID-19

The COVID-19 pandemic is having a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance and visibility of business outlook. It has required organizations around the world, including WNS, to re-think their business strategies around service delivery, workforce management, information technology, cyber security and data privacy. We expect the COVID-19 pandemic’s impact to affect the demand for our services across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. Our business will be more significantly impacted in industry verticals where clients are directly affected by the containment measures, such as travel and leisure, diversified businesses (especially manufacturing and retail) and certain segments of banking and financial services, than clients who are able to deliver their products and services remotely, such as insurance. Further, we believe that there are industry verticals, such as healthcare and telecom, where we might see a medium- to long-term increase in the business.

We have continued to see deterioration in many of our clients’ businesses, and the outlook going forward remains uncertain and volatile. Our revenue is currently facing pressure from declining clients’ demand volumes (as their businesses continue to be negatively impacted), delays in new business ramp-ups, and lockdowns and other measures imposed by governments around the world, which may result in our temporary inability to meet the service level and performance requirements of our clients. We are also receiving client requests for lower volumes, price reductions, discounts and extended payment terms.

We have a business continuity planning mechanism in place and are actively working to understand our clients’ changing requirements, adapt delivery to a “work from home” model, ensure data security, prioritize critical processes, adjust service levels and manage costs. While travel restrictions have had a short-term impact on our ability to deliver our services, we have been working to reduce our reliance on travel by changing our business model to be able to conduct meetings using virtual conferencing and collaboration tools. Also, we are now able to deliver over 80% of our clients’ current requirements, with ongoing improvements expected over time. In addition, we are working with national, state, and local authorities, so as to comply with applicable rules and regulations related to the COVID-19 pandemic.

Due to the need to ensure the continuity of our operations, the COVID-19 pandemic has required, and will continue to require, us to increase our expenses to ensure an adequate transition. For example, we have to incur costs as we significantly shift towards a “work from home” model, where we purchase additional equipment (such as desktops and laptops) for our employees’ home use, software and internet connectivity devices, provide accommodation, meal and transportation allowances and overtime compensation to our employees and organize sanitization and cleaning of our offices and facilities. We believe that these short-to-medium term costs incurred might benefit us in the long term, as these steps have broadened our “remote working” capabilities, which we expect to become an opportunity and a permanent feature in our future delivery strategy, as well as our business continuity plans, given that the COVID-19 pandemic has caused our clients to critically evaluate their business models and potentially adopt a shift towards BPM and a greater willingness to embrace digital transformation services and technology-enabled, automated process solutions. For more details, see “Part I — Item 4. Information on the Company — Recent Developments.”

The adverse impact of the COVID-19 pandemic on the fourth quarter of fiscal 2020 was limited to a ramp-down in the second half of March 2020. As a result, in the short to medium term, we expect volatility to continue in the foreseeable future and a much greater financial and operational impact in the first quarter of fiscal 2021 and potentially in subsequent quarters. In the longer term, while we remain confident in our business and the quality of our services, the magnitude of the impact to our business and financial performance in fiscal 2021 and beyond will be a function of several factors, including, but not limited to, the following:

•	the level of demand for services from clients across the industries, including the demand within their own customer base that we serve;

•

the extent of governmental restrictions, such as lockdowns and travel restrictions, which will affect our ability to sustain the delivery of services to clients and to gain new business in a “remote working” environment;

•

our ability to implement policies and measures to ensure the health and safety of our employees, such as conducting temperature screening for all personnel and visitors, ensuring adequate cleaning of our offices and facilities and having adequately aware and trained medical staff;

•

the impact and challenge of implementing “remote working” arrangements on the effectiveness of our productivity or operating capability, especially for our employees working in India, the Philippines, South Africa and Sri Lanka, due to varying local governmental regulations, client requirements, size and scale of operations and technology or infrastructure issues, such as hardware access, software compatibility and internet connectivity;

•	the volatility in exchange rate movements; and

•	the duration that the COVID-19 pandemic will last globally and the duration that it will take for our clients’ businesses to stabilize and recover.

We are continually evaluating the impact of the COVID-19 pandemic on our liquidity and financial position. As at March 31, 2020, we have cash and investments of $302.7 million, unutilized lines of credit amounting to $63.8 million and debt amounting $33.6 million. Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months, and we do not expect any material changes at this point in time in our ability to source for additional lines of credit, if required, or in the cost to access capital and funding sources. However, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. Also, see “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

Further, in evaluating the recoverability of our trade receivables, including unbilled revenue, contract assets, goodwill, long lived assets and investments, we have considered the available internal and external information in the preparation of our consolidated financial statements. Having performed a sensitivity analysis based on the current assumptions and indicators of future economic conditions, we expect to recover the carrying amount of these assets; however, the impact of the COVID-19 pandemic may be different from the assumptions and estimates which we used and the scale and duration of COVID-19 related developments are unknown and could have macro and micro negative effects on the financial markets and global economy, which could in turn have a material adverse effect on our operations and financial results, earnings, cash flow and financial condition.

Following the COVID-19 pandemic, we might see more businesses around the world that have delivery models with improved technology infrastructure incorporate “work from home” components and countries allow more flexible labor laws, which could potentially expand a company’s employee base to include higher number of part-time and gig workers, such as independent contractors, online platform workers, contract firm workers and on-call workers, and take such delivery models beyond the larger cities and into the smaller ones, for example, Tier 2 and Tier 3 cities in India.

For further information, see “Part I — Item 3. Key Information — D. Risk Factors — Our business operations and future growth may be negatively impacted on account of the COVID-19 pandemic.”

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

•	In December 2012, we opened a facility in Gydnia, Poland.

•	In fiscal 2014, we added new facilities in Guangzhou, China; Colombo, Sri Lanka; and Mumbai, India.

•	In fiscal 2015, we added new facilities in Dalian, China; Cape Town, South Africa; and Pennsylvania, US.

•	In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa; and Iloilo, the Philippines.

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

•

In January 2017, we acquired Denali Sourcing Services Inc. (“Denali”), a leading provider of strategic procurement BPM services for a total consideration of $38.7 million, including contingent consideration of up to $6.2 million, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $0.5 million payable in fiscal 2018, including adjustments for working capital. We funded this acquisition primarily with the proceeds from our $34.0 million secured three year term loan facility described under “—Liquidity and Capital Resources” below.

•

In March 2017, we acquired MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), an industry leader in care management, for a total consideration of $68.9 million, including contingent consideration of up to $8.5 million, payable over a period of two years and dependent on the achievement of revenue targets and the continuation of a specified client contract and working capital adjustments. We funded this acquisition primarily with the proceeds from our $84.0 million secured five year term loan facility described under “—Liquidity and Capital Resources” below.

•

In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. We also added new facilities in Pune and Noida, India; Bellevue, Pittsburgh, New York City and Houston, USA; and Istanbul, Turkey. We also expanded our facility in Gurgaon, India.

•	In fiscal 2018, we added new facilities in the Philippines; Romania; Pune and Vishakhapatnam, India and Shanghai, China. We also expanded our facilities in Nashik and Pune, India and Guangzhou, China.

•	In fiscal 2019, we added new facilities in the Philippines; Spain and Vizag, India. We also expanded our facilities in Bangalore, Gurgaon, Nashik and Pune, India.

•	In fiscal 2020, we added new facilities in the Philippines and Pune, India. We also expanded our facilities in Nashik, and Gurgaon, India.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	2020	2019	$	%
	(US dollars in millions)
Revenue	$928.3	$809.1	119.1	14.7%
Revenue less repair payments (non-GAAP)	$896.2	$794.0	102.3	12.9%

We have a large client base diversified across industries and geographies. As at March 31, 2020, we had a diverse client base of 401 clients (with each client generating more than $0.01 million in revenue in fiscal 2020).

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

In fiscal 2020 and 2019, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Top client	6.9%	6.9%	7.1%	7.1%
Top five clients	25.1%	27.1%	26.0%	27.6%
Top ten clients	41.2%	43.9%	42.6%	44.8%
Top twenty clients	57.1%	56.8%	58.3%	57.9%

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

In fiscal 2020 and 2019, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2020	2019	2020	2019
Insurance	27.7%	26.6%	25.2%	25.2%
Travel and leisure	18.0%	17.4%	18.6%	17.8%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	16.5%	17.6%	17.1%	17.9%
Healthcare	15.8%	15.3%	16.4%	15.6%
Utilities	6.3%	7.0%	6.5%	7.1%
Shipping and logistics	6.0%	6.2%	6.3%	6.3%
Consulting and professional services	5.4%	5.5%	5.5%	5.6%
Banking and financial services	4.3%	4.5%	4.4%	4.6%

Total	100.0%	100.0%	100.0%	100.0%

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

We expect the COVID-19 pandemic’s impact to affect the demand for our services across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. Our business will be more significantly impacted in industry verticals where clients are directly affected by the containment measures, such as travel and leisure, diversified businesses (especially manufacturing and retail) and certain segments of banking and financial services, than clients who are able to deliver their products and services remotely, such as insurance. Further, we believe that there are industry verticals, such as healthcare and telecom, where we might see a medium- to long-term increase in the business. For further information, see “— Global Economic Conditions — Impact of COVID-19.”

Revenue by Service Type

In fiscal 2020 and 2019, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2020	2019	2020	2019
Industry-specific	39.2%	38.0%	40.6%	38.7%
Finance and accounting	22.7%	21.7%	23.6%	22.1%
Customer interaction services	20.7%	22.6%	21.5%	23.1%
Research and analytics	10.4%	11.3%	10.7%	11.6%
Auto claims	5.0%	4.3%	1.6%	2.5%
Others(1)	2.0%	2.1%	2.0%	2.1%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services and human resources outsourcing services.

Revenue by Geography

In fiscal 2020 and 2019, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Geography	2020	2019	2020	2019
North America (primarily the US)	42.3%	41.5%	43.8%	42.3%
UK	31.4%	31.4%	28.9%	30.1%
Australia	8.6%	9.5%	8.9%	9.7%
Europe (excluding the UK)	8.0%	7.0%	8.3%	7.1%
South Africa	3.8%	4.8%	4.0%	4.9%
Rest of world	5.9%	5.8%	6.1%	5.9%

Total	100.0%	100.0%	100.0%	100.0%

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

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. We achieved a level two rating in respect of WNS South Africa (Pty) Ltd in September 2019, which is valid until September 2020. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved a level seven rating in respect of WNS Global Services SA (Pty) Limited in our BBBEE verification audit in October 2019, which is valid until October 2020. With the achievement of a level two rating in respect of WNS South Africa (Pty) Ltd and a level seven rating in respect of WNS Global Services SA (Pty) Limited, we currently continue to meet the minimum BBBEE rating required under our South African client contracts and be eligible for government grants associated with our domestic and international business. However, there is no assurance that we will maintain our existing BBBEE rating with respect to WNS South Africa (Pty) Ltd or WNS Global Services SA (Pty) Limited in our next annual BBBEE verification audits or thereafter. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Revenue by Location of Delivery Centers

For fiscal 2020 and 2019, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Location of Delivery Center	2020	2019	2020	2019
India	51.3%	51.8%	53.1%	52.8%
United States	14.4%	14.4%	15.0%	14.7%
Philippines	14.0%	13.7%	14.5%	14.0%
South Africa	7.3%	8.3%	7.6%	8.5%
UK(1)	6.5%	5.5%	3.1%	3.7%
Romania	1.9%	1.7%	1.9%	1.8%
Sri Lanka	1.5%	1.6%	1.5%	1.6%
China	1.3%	1.5%	1.4%	1.5%
Spain	1.0%	0.3%	1.0%	0.3%
Poland	0.4%	0.8%	0.5%	0.8%
Costa Rica	0.4%	0.4%	0.4%	0.4%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey, which was not significant.

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

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a six-month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

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

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part I — Item 3. Key Information — D. Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

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

Revenue by Contract Type

For fiscal 2020 and 2019, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Revenue by Contract type	2020	2019	2020	2019
Full-time-equivalent	66.3%	64.6%	68.7%	65.8%
Transaction	15.6%	17.0%	12.6%	15.4%
Subscription	9.0%	8.2%	9.3%	8.4%
Fixed price	4.7%	5.3%	4.9%	5.4%
Others	4.4%	5.0%	4.5%	5.1%

Total	100.0%	100.0%	100.0%	100.0%

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, facilities costs, depreciation, payments to repair centers, legal and professional costs, and travel expenses. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention, and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in the number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital.” Regulatory developments may, however, result in wage increases in India and increase our cost of revenue. For example, in August 2019, the Government of India introduced the Code on Wages, 2019, which replaced four central labor laws, relating to wage and bonus payments, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976, and introduced a national minimum wage for all employees to be determined by the appropriate government. The Indian Supreme Court recently clarified that certain allowances paid by an employer to an employee should be included in the definition of “basic wage” for the purposes of employee provident fund contributions. As a result, our wage costs in India may increase. See “Part I — Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

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

Effective April 1, 2019, we have adopted IFRS 16, “Leases” (“IFRS 16”). As a result, we have changed our accounting policy for leasing arrangements (see Note 4 to our consolidated financial statements included elsewhere in this annual report). Following the adoption of IFRS16, a fixed portion of the facilities costs are now accounted for as depreciation and interest expense.

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

Selling and marketing expenses as a proportion of revenue was 5.7% in fiscal 2020 as compared with 5.5% for fiscal 2019. Selling and marketing expenses as a proportion of revenue less repair payments (non-GAAP) was 5.9% in fiscal 2020 as compared with 5.6% for fiscal 2019. Due to the uncertainty of the COVID-19 pandemic, we have limited visibility at this time on its impact on our sales team and selling and marketing expenses, if any, and are unable to forecast whether or to what extent selling and marketing expenses as a proportion of revenue or revenue less repair payments will continue to increase in fiscal 2021.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue was 13.9% in fiscal 2020 as compared with 14.2% in fiscal 2019. General and administrative expenses as a proportion of revenue less repair payments (non-GAAP) was 14.3% in fiscal 2020 as compared with 14.5% in fiscal 2019. Due to the uncertainty of the COVID-19 pandemic, we have limited visibility at this time on its impact on our general and administrative expenses, if any, and are unable to forecast whether or to what extent general and administrative expenses in absolute terms will continue to increase in fiscal 2021.

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

We had a foreign exchange gain of $3.4 million in fiscal 2020 as compared to $4.5 million in fiscal 2019.

Impairment of Goodwill

During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business, and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Fusion Outsourcing Services (Proprietary) Limited in June 2012, Value Edge in June 2016, Denali in January 2017, and HealthHelp in March 2017, and the acquisition of a customer contract from Telkom SA SOC Limited in May 2015.

Other Income, Net

Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous income and expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings, transaction costs and the gains/losses on settlement of related derivative instruments. On adoption of IFRS 16, interest expense on lease liabilities is also reflected in this line item (see Note 4 to our consolidated financial statements included elsewhere in this annual report). We expect our interest payable on our term loans to be lower in fiscal 2021 as compared to fiscal 2020, on account of repayment of loans that were obtained to fund our acquisitions of Denali and HealthHelp, as the loan obtained to fund our acquisition of Denali was fully repaid in fiscal 2020.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2020	2019
Total headcount	44,292	39,898
Built up seats(1)	34,779	32,764
Used seats(1)	28,074	25,978
Seat utilization rate(2)	1.25	1.21

Notes:

(1)

“Built up seats” refers to the total number of production seats (excluding support functions like finance, human resources, administration and seats dedicated for business continuity planning) that are set up in any premises. “Used seats” refers to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.

Due to the temporary lockdown of our facilities and other restrictive measures imposed by governmental regulations resulting from the COVID-19 outbreak, we shifted to a “work from home” model progressively starting from March 15, 2020. Accordingly, in fiscal 2020 year end, we have presented in the table above the number of used seats as of March 15, 2020, prior to the commencement of our “work from home” arrangements. The service delivery capacities of our remote-working employees may not be equivalent to their normal capacities when working in our delivery centers. Therefore, the used seats details presented in the table above in fiscal 2020 may not be comparable to the details in fiscal 2019. See “Global Economic Conditions — Impact of COVID-19” for more details regarding the impact of the COVID-19 outbreak on our operations and our financial results.

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

Due to the uncertainty of the COVID-19 pandemic, we have limited visibility at this time on its impact on our headcount numbers and hiring requirement, if any, and are unable to forecast whether or to what extent headcount numbers and hiring requirement will change in fiscal 2021.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments (non-GAAP) is denominated in US dollars (49.3% and 51.1%, respectively, in fiscal 2020 and 48.1% and 49.0%, respectively, in fiscal 2019), pound sterling (28.5% and 26.0%, respectively, in fiscal 2020 and 29.0% and 27.6%, respectively, in fiscal 2019), and, to a lesser extent, the Euro (8.4% and 8.7%, respectively, in fiscal 2020 and 6.9% and 7.0%, respectively, in fiscal 2019), Australian dollars (8.4% and 8.7%, respectively, in fiscal 2020 and 9.4% and 9.5%, in fiscal 2019), and the South African rand (3.8% and 4.0%, respectively, in fiscal 2020 and 4.8% and 4.9%, respectively, in fiscal 2019), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (46.3% in fiscal 2020 and 43.8% in fiscal 2019) and, to a lesser extent, in the South African rand (7.8% in fiscal 2020 and 9.0% in fiscal 2019) and the Philippine peso (12.6% in fiscal 2020 and 10.9% in fiscal 2019). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately ₹70.91 per $1.00 in fiscal 2020, which represented a depreciation of the Indian rupee of 1.4% as compared with the average exchange rate of ₹69.92 per $1.00 in fiscal 2019, which in turn represented an appreciation of the Indian rupee of 8.5% as compared with the average exchange rate of approximately ₹64.46 per $1.00 in fiscal 2018.

The average pound sterling to US dollar exchange rate was approximately £0.79 per $1.00 in fiscal 2020, which represented a depreciation of the pound sterling of 3.2% as compared with the average exchange rate of approximately £0.76 per $1.00 in fiscal 2019, which in turn represented a depreciation of the pound sterling of 0.9% as compared with the average exchange rate of approximately £0.75 per $1.00 in fiscal 2018.

The average Australian dollar to US dollar exchange rate was approximately A$1.47 per $1.00 in fiscal 2020, which represented a depreciation of the Australian dollar of 6.5% as compared with the average exchange rate of approximately A$1.37 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Australian dollar of 5.8% as compared with the average exchange rate of approximately A$1.29 per $1.00 in fiscal 2018.

The average Euro to US dollar exchange rate was approximately €0.90 per $1.00 in fiscal 2020, which represented a depreciation of the Euro of 4.1% as compared with the average exchange rate of approximately €0.86 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Euro of 1.0% as compared with the average exchange rate of approximately €0.85 per $1.00 in fiscal 2018.

The average South African rand to US dollar exchange rate was approximately R14.76 per $1.00 in fiscal 2020, which represented a depreciation of the South African rand of 7.3% as compared with the average exchange rate of approximately R13.76 per $1.00 in fiscal 2019, which in turn represented a depreciation of the South African rand of 6.0% as compared with the average exchange rate of approximately R12.98 per $1.00 in fiscal 2018.

The average Philippine peso to US dollar exchange rate was approximately PHP51.43 per $1.00 in fiscal 2020, which represented an appreciation of the Philippine peso of 2.8% as compared with the average exchange rate of approximately PHP52.91 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Phlippines peso of 4.2% as compared with the average exchange rate of approximately PHP50.76 per $1.00 in fiscal 2018.

The depreciation of the Indian rupee against the US dollar by 1.4% and 8.5% in fiscal 2020 and 2019, as compared with the average exchange rate in fiscal 2019 and 2018, respectively had a positive impact on our expenses in those years. As a result, increases in our cost of revenue, and to a lesser extent, our general and administrative expenses were partially offset by the positive impact of the depreciation of Indian rupee in fiscal 2020 and 2019. The depreciation of the South African rand in fiscal 2020 and 2019 against the US dollar and the depreciation of Philippine peso in fiscal 2019 against the US dollar positively impacted our results of operations in those years. The depreciation of the Australian dollar and the Euro in fiscal 2020 and in fiscal 2019 against the US dollar and the appreciation of Philippine peso against the US dollar in fiscal 2020, negatively impacted our results of operations in those years. Such foreign exchange movement has significantly reduced our expenses in fiscal 2020. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

We have subsidiaries in several countries and hence, the functional currencies of these entities differ from our reporting currency, the US dollar. The financial statements of these entities are translated to the reporting currency as at the balance sheet date. Adjustments resulting from the translation of these financial statements from functional currency to reporting currency are accumulated and reported as other comprehensive income/(loss), which is a separate component of equity and such exchange differences are recognized in our consolidated statement of income in the period in which such subsidiaries are disposed. Foreign currency transaction gains and losses are recorded as other income or expense.

Currency Regulation

Our Indian subsidiaries are registered as exporters of business process management services with STPI or SEZ. According to the prevailing foreign exchange regulations in India, an exporter of business process management services registered with STPI or SEZ is required to receive its export proceeds in India within a period of nine months from the date of such exports in order to avail itself of the tax and other benefits. In the event that such a registered exporter has received any advance against exports in foreign exchange from its overseas customers, it is required to render the requisite services so that such advances are earned within a period of 12 months from the date of such receipt. If such a registered exporter does not meet these conditions, it will be required to obtain permission from the Reserve Bank of India to receive and realize such foreign currency earnings.

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

In fiscal 2020 and 2019, our tax rate in India and the Philippines impacted our effective tax rate. In fiscal 2018, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $17.7 million, $15.7 million and $9.4 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2020, 2019 and 2018, respectively, if the tax holidays or exemptions as described below had not been available for the respective periods.

Further, in fiscal 2018 our effective tax rate was impacted by a one-time tax benefit of $1.7 million arising from a corporate legal restructuring and a net one-time tax benefit of $5.2 million resulting from the adjustments to the deferred tax balances due to a reduction in the US corporate tax rate and a transition tax charge on undistributed income of a foreign subsidiary (pursuant to the US Tax Cuts and Jobs Act of 2017), partially offset by higher taxable profits during the year.

We expect our tax rate in India and the Philippines to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme as discussed below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which was 34.95% in fiscal 2020 and 2019, and 34.61% in fiscal 2018.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions in the last five years. From fiscal 2012 until fiscal 2020, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon and Noida, India that were registered under the SEZ scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations, which are set to expire between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption which are set to expire between fiscal 2026 and fiscal 2034. Such income tax exemption are only eligible for business units and operations set up under the SEZ legislation on or before March 31, 2020.

In addition to these tax holidays, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation and regulations. These benefits include rebates and waivers in relation to payment for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the change in the law in fiscal 2017 has resulted in any new business units or operation units set up under the SEZ legislation after March 31, 2020 not being eligible for the same income tax holidays that our existing SEZ operations currently enjoy. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

Philippines

From fiscal 2016 until fiscal 2020, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2024. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit.

Sri Lanka

Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have since been taxed at 14% on net basis with effect from April 1, 2018.

Costa Rica

Our subsidiary in Costa Rica is eligible for a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

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

Revenue Recognition

We derive revenue from BPM services, comprising back office administration, data management, customer interaction services management, and auto claims handling services.

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

In respect of arrangements involving sub-contracting, in part or whole of the assigned work, we evaluate revenues to be recognized under criteria established by IFRS 15 “Revenue from Contract with Customers (“IFRS 15”), application guidance in paragraphs B34 to B38 “Principal versus agent considerations.”

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

Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and classified as contract liabilities. These are recognized as revenue when all the recognition criteria have been met. The costs related to the performance of BPM services unrelated to transition services (discussed below) are fulfilment costs classified as contract assets and recognized in our consolidated statement of income when the conditions for revenue recognition have been met. Any upfront payment received towards future services is classified as a contract liability and is recognized in our consolidated statement of income over the period when such services are provided.

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

For certain BPM customers, we perform transition activities at the outset of entering into a new contract. We have determined these transition activities do not meet the criteria of IFRS 15 to be accounted for as a separate performance obligation and has deferred revenue attributable to these activities. Accordingly, transition revenues are classified as contract liabilities and are subsequently recognized ratably over the period in which the BPM services are performed. Costs related to such transition services are fulfillment costs which are directly related to the contract and result in generation or enhancement of resources and are expected to be recoverable under the contract and thereby classified as contract assets and are recognized ratably over the estimated life of the contract.

All contracts entered into by us specify the payment terms. Usual payment terms range between 30 to 60 days.

Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the UK and the related payment processing for such repairs (“Accident Management”). With respect to Claims Handling, we receive either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and revenue for fixed fee is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

In order to provide Accident Management services, we arrange for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, we consider the criteria established by IFRS 15 under the application guidance in paragraphs B34 to B38 “Principal versus agent considerations.” When we determine that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third-party revenue and the payments to repair centers are recognized as cost of revenue in our consolidated statement of income. Factors considered in determining whether we are the principal in the transaction include whether:

a)    we have the prime responsibility for providing the services,

b)    we negotiate labor rates with repair centers, and

c)    we are responsible for timely and satisfactory completion of repairs.

If there are circumstances where the above criteria are not met and therefore we are not the principal in providing accident management services, amounts received from customers are recognized and presented net of payments to repair centers in our consolidated statement of income. Revenue from Accident Management services is recorded net of the repairer referral fees passed on to customers.

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

Leases

We lease most of our delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses.

We assess whether a contract contains a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether: (i) the contract involves the use of an identified asset, (ii) we have substantially all of the economic benefits from the use of the asset through the period of the lease, and (iii) we have the right to direct the use of the asset.

At the date of commencement of the lease, we recognize a right of use (“ROU”) asset and a corresponding lease liability for all lease arrangements under which we are a lessee, except for short-term leases and low value leases. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. For short-term leases and low value leases, we recognize the lease payments as an expense on a straight-line basis over the term of the lease. The lease arrangements include options to extend or terminate the lease before the end of the lease term.

ROU assets and lease liabilities include these options when it is reasonably certain that they will be exercised. The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses. ROU assets are depreciated from the date of commencement of the lease on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. For leases under which the rate implicit in the lease is not readily determinable, we use its incremental borrowing rate based on the information available at the date of commencement of the lease in determining the present value of lease payments. Lease liabilities are remeasured with a corresponding adjustment to the related ROU asset if we change our assessment as to whether we will exercise an extension or a termination option.

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

Our South African subsidiary has issued share appreciation rights to certain employees to be settled with our shares. As part of the settlement, we granted certain RSUs during the years ended March 31, 2020, 2019 and 2018, which shall vest on the fourth, third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with us through the applicable vesting date. The grant date fair value of these RSUs was estimated using a binomial lattice model.

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

Income Taxes

Income tax comprises current and deferred tax. Income tax expense is recognized in our consolidated statement of income except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

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

Uncertainties in income taxes are measured in accordance with IFRIC 23 “Uncertainties over Income Tax Treatments”. Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by the taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions.

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

For derivative instruments where hedge accounting is applied, we record the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income/(loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e. the ineffective portion), or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges are recorded as gains/losses, net in our consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in the cash flow hedging reserve (in other comprehensive income/(loss)) until the period the hedges was effective remains in the cash flow hedging reserve until the forecasted transaction occurs. Cash flow hedge on interest rate swaps are recorded under finance expense, net. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

When it is highly probable that a forecasted transaction will not occur, we discontinue the hedge accounting and recognize immediately, in our consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

Gains/losses on cash flow hedges on forecasted revenue transactions are recorded in foreign exchange gains/losses forming part of revenue. Changes in fair value of foreign currency derivative instruments not designated as cash flow hedges are recognized in our consolidated statement of income and reported within foreign exchange gains, net within results from operating activities.

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

IFRS 7 “Financial Instruments: Disclosures” also requires the classification of fair value measurements using fair value hierarchy that reflects the significance of the inputs used in making the measurements as follows:

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

Leases

We determine the lease term as the non-cancellable period of a lease including any option to extend or terminate the lease, if the use of such option is reasonably certain. We make an assessment on the expected lease term on a lease-by-lease basis and thereby assess whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, we consider factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to operations, taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

We have applied an incremental borrowing rate for the purpose of computing lease liabilities based on the rate prevailing in respective geographies.

Estimation uncertainty relating to the COVID-19 pandemic

In evaluating the recoverability of trade receivables, including unbilled revenue, contract assets, goodwill, long lived assets and investments, we have considered all internal and external information in the preparation of our consolidated financial statements including credit reports and economic outlook. We have performed sensitivity analysis on the assumptions used and based on current indicators of future economic conditions, we expect to recover the carrying amount of these assets. The impact of the COVID-19 pandemic may be different from the estimates used to prepare our consolidated financial statements included elsewhere in this annual report and we will continue to closely monitor any material changes to future economic conditions.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Cost of revenue(1)	62.9%	64.0%	61.6%	63.4%
Gross profit	37.1%	36.0%	38.4%	36.6%
Operating expenses:
Selling and marketing expenses	5.7%	5.5%	5.9%	5.6%
General and administrative expenses	13.9%	14.2%	14.3%	14.5%
Foreign exchange gain, net	(0.4)%	(0.6)%	(0.4)%	(0.6)%
Impairment of goodwill	0.4%	—	0.5%	—
Amortization of intangible assets	1.7%	2.0%	1.7%	2.0%
Operating profit	15.8%	14.8%	16.4%	15.1%
Other income, net	(1.5)%	(1.8)%	(1.6)%	(1.8)%
Finance expense(1)	1.8%	0.4%	1.9%	0.4%
Income tax expense	2.9%	3.2%	3.0%	3.2%
Profit after tax	12.6%	13.0%	13.0%	13.3%

Note:

(1)

Effective April 1, 2019, we have adopted IFRS 16. As a result, we have changed our accounting policy for leasing arrangements (see Note 4 to our consolidated financial statements included elsewhere in this annual report). The new standard replaced the prior accounting policy of a straight-line lease expense model with higher interest accruing in the earlier years and decreasing over the lease term, while the depreciation on ROU assets remains on a straight-line basis.

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2020	2019	2020	2019
	(US dollars in millions)
Revenue	$928.3	$809.1	100.0%	100.0%
Less: Payments to repair centers	32.0	15.2	3.5%	1.9%
Revenue less repair payments (non-GAAP)	$896.2	$794.0	96.5%	98.1%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2020	2019
	(US dollars in millions)
Revenue	$928.3	$809.1
Cost of revenue(1) (2)	583.9	518.2

Gross profit	344.3	290.9
Operating expenses:
Selling and marketing expenses(3)	52.8	44.6
General and administrative expenses(4)	128.6	115.3
Foreign exchange gains, net	(3.4)	(4.5)
Impairment of goodwill	4.1	—
Amortization of intangible assets	15.7	15.8

Operating profit	146.6	119.8
Other income, net	(14.4)	(14.6)
Finance expense (1)	17.0	3.2

Profit before income taxes	144.0	131.2
Income tax expense	27.2	25.7

Profit after tax	$116.8	$105.4

Notes:

(1)

Effective April 1, 2019, we have adopted IFRS 16. As a result, we have changed our accounting policy for leasing arrangements (see Note 4 to our consolidated financial statements included elsewhere in this annual report). The new standard replaced the prior accounting policy of a straight-line lease expense model with a higher interest accruing in earlier years and decreasing over the lease term while the depreciation of the ROU assets is on a straight-line basis.

(2)	Includes share-based compensation expense of $4.6 million in fiscal 2020 and $4.3 million in fiscal 2019.
(3)	Includes share-based compensation expense of $4.8 million in fiscal 2020 and $4.0 million in fiscal 2019.
(4)	Includes share-based compensation expense of $28.1 million in fiscal 2020 and $22.0 million in fiscal 2019.

Fiscal 2020 Compared to Fiscal 2019

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Year ended March 31,
	2020	2019	Change	% Change
	(US dollars in millions)
Revenue	$928.3	$809.1	$119.1	14.7%

The increase in revenue of $119.1 million was primarily attributable to (i) an increase in revenue from existing clients of $59.8 million, (ii) revenue from new clients of $46.7 million and (iii) an increase in the hedging gain on our revenue by $12.6 million to a gain of $12.7 million in fiscal 2020 from a gain of $0.1 million in fiscal 2019. The increase in revenue was primarily due to higher volumes in our insurance, travel and leisure, healthcare, diversified businesses, shipping and logistics, consulting and professional services, banking and financial services, and utilities verticals. This increase in revenue was partially offset by a loss in potential revenue of $5.5 million that we believe was attributable to the impacts of the COVID-19 pandemic and a depreciation of the Australian dollar, the pound sterling, the South African rand, and the Euro by an average of 6.5%, 3.2%, 7.3% and 4.1%, respectively, against the US dollar in fiscal 2020, as compared to the respective average exchange rates in fiscal 2019.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2020	2019	2020	2019
	(US dollars in millions)
North America (primarily the US)	$392.6	$335.9	42.3%	41.5%
UK	291.3	254.0	31.4%	31.4%
Australia	79.9	77.2	8.6%	9.5%
Europe (excluding the UK)	74.3	56.4	8.0%	7.0%
South Africa	35.4	38.9	3.8%	4.8%
Rest of world	54.8	46.8	5.9%	5.8%

Total	$928.3	$809.1	100.0%	100.0%

The increase in revenue in the North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, travel and leisure, consulting and professional services, diversified businesses, insurance, utilities, shipping and logistics, and banking and financial services verticals. The increase in revenue from the UK region was primarily attributable to higher volumes in our insurance, banking and financial services, healthcare, diversified businesses, and shipping and logistics verticals, partially offset by a lower volume in our travel and leisure vertical and a depreciation of the pound sterling against the US dollar by an average of 3.2%, as compared to the average exchange rate in fiscal 2019. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel and leisure, and diversified businesses verticals, partially offset by lower volumes in our heathcare, banking and financial services, insurance, shipping and logistics, and consulting and professional services verticals, and a depreciation of the Euro against the US dollar by an average of 4.1%, as compared to the average exchange rate in fiscal 2019. The increase in revenue from the rest of world region was primarily attributable to higher volumes in our shipping and logistics, healthcare, diversified businesses, banking and financial services, travel and leisure, and insurance verticals. The increase in revenue from the Australia region was primarily attributable to higher volumes in our diversified businesses verticals, shipping and logistics, and travel and leisure verticals, partially offset by a lower volume in our insurance vertical and a depreciation of the Australian dollar against the US dollar by an average of 6.5%, as compared to the average exchange rate in fiscal 2019. The decrease in revenue from the South Africa region was primarily attributable to lower volumes in our diversified businesses, consulting and professional services, and shipping and logistics verticals, and a depreciation of the South African rand against the US dollar by an average of 7.3%, as compared to the average exchange rate in fiscal 2019, partially offset by a higher volume in our banking and financial services vertical.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2020	2019	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$896.2	$794.0	$102.3	12.9%

The increase in revenue less repair payments (non-GAAP) of $102.3 million was primarily attributable to (i) an increase in revenue less repair payments (non-GAAP) from existing clients of $59.2 million, (ii) an increase in revenue less repair payments (non-GAAP) from new clients of $30.5 million, and (iii) an increase in hedging gain on our revenue less repair payments (non-GAAP) by $12.6 million to a gain of $12.7 million in fiscal 2020 from hedging gain of $0.1 million in fiscal 2019. The increase in revenue less repair payments (non-GAAP) was primarily due to higher volumes in our travel, insurance, healthcare, diversified businesses, shipping and logistics, consulting and professional services, banking and financial services, and utilities verticals. This increase in revenue less repair payments (non-GAAP) was partially offset by a loss in potential revenue of $5.5 million that we believe was attributable to the impacts of the COVID-19 pandemic and a depreciation of the pound sterling, Australian dollar, the Euro and the South African rand by an average of 3.2%, 6.5%, 4.1%, and 7.3%, respectively, against the US dollar in fiscal 2020 as compared to the respective average exchange rates in fiscal 2019.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2020	2019	2020	2019
	(US dollars in millions)
North America (primarily the US)	$392.6	$335.9	43.8%	42.3%
UK	259.2	238.8	28.9%	30.1%
Australia	79.9	77.2	8.9%	9.7%
Europe (excluding the UK)	74.3	56.4	8.3%	7.1%
South Africa	35.4	38.9	4.0%	4.9%
Rest of world	54.8	46.8	6.1%	5.9%

Total	$896.2	$794.0	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) from the North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, travel and leisure, consulting and professional services, diversified businesses, insurance, utilities, shipping and logistics, and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher volumes in our insurance, banking and financial services, healthcare, diversified businesses, and shipping and logistics verticals, partially offset by a lower volume in our travel and leisure vertical and a depreciation of the pound sterling against the US dollar by an average of 3.2%, as compared to the average exchange rate in fiscal 2019. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel and leisure, and diversified businesses verticals, partially offset by lower volumes in our heathcare, banking and financial services, insurance, shipping and logistics, and consulting and professional services verticals, and a depreciation of the Euro against the US dollar by an average of 4.1%, as compared to the average exchange rate in fiscal 2019. The increase in revenue less repair payments (non-GAAP) from the rest of world region was primarily attributable to higher volumes in our shipping and logistics, healthcare, diversified businesses, banking and financial services, travel and leisure, and insurance verticals. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher volumes in our diversified businesses verticals, shipping and logistics, and travel and leisure verticals, partially offset by a lower volume in our insurance vertical and a depreciation of the Australian dollar against the US dollar by an average of 6.5%, as compared to the average exchange rate in fiscal 2019. The decrease in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to lower volumes in our diversified businesses, consulting and professional services, and shipping and logistics verticals, and a depreciation of the South African rand against the US dollar by an average of 7.3%, as compared to the average exchange rate in fiscal 2019, partially offset by a higher volume in our banking and financial services vertical.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Employee costs	$399.4	$346.9	$52.5
Facilities costs	59.7	87.8	(28.1)
Depreciation	46.3	19.9	26.4
Repair payments	32.0	15.2	16.9
Legal and professional costs	12.0	10.3	1.7
Travel costs	11.9	11.8	0.1
Other costs	22.6	26.4	(3.8)

Total cost of revenue	$583.9	$518.2	$65.7

As a percentage of revenue	62.9%	64.0%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount, wage inflation and an increase in share-based compensation expense; higher depreciation costs primarily due to the adoption of IFRS 16 effective April 1, 2019; higher repair payments; higher legal and professional costs; higher travel costs; and an appreciation of the Philippine peso against the US dollar by an average of 2.8% in fiscal 2020 as compared to the average exchange rate in fiscal 2019, which increased our cost of revenue by approximately $2.0 million. Further, our cost of revenue increased by $1.2 million due to the COVID-19 pandemic as we incurred incremental costs for provision of accommodation to our employees, rental laptops and WIFI Dongles, which are devices that allow remote access the internet, as we shifted to a “work from home” model. This increase in cost of revenue was partially offset by lower facilities costs, primarily due to the adoption of IFRS 16 effective April 1, 2019 with respect to interest expense on lease liabilities which were earlier reported under cost of revenue and now reported under finance expense, lower running costs due to facilities lockdown on account of the COVID-19 pandemic and lower other costs primarily due to a decrease in subcontracting costs. Further, the depreciation of Indian rupee and South African rand against the US dollar by an average of 1.4% and 7.3%, respectively, in fiscal 2020, as compared to the respective average rates in fiscal 2019, reduced our cost of revenue by approximately $6.9 million.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Gross profit	$344.3	$290.9	$53.5
As a percentage of revenue	37.1%	36.0%
As a percentage of revenue less repair payments (non-GAAP)	38.4%	36.6%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) increased in fiscal 2020 from fiscal 2019, despite lower revenues of $5.5 million and higher cost of revenue of $1.2 million related to COVID-19 as explained above, primarily due to higher revenue and a lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) as primarily discussed above. Cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) was lower due to the depreciation of the Indian rupee and South African rand against the US dollar by an average of 1.4% and 7.3%, respectively, in fiscal 2020, as compared to the average exchange rates in fiscal 2019.

During fiscal 2020, our built up seats increased by 6.1% from 32,764 as at the end of fiscal 2019 to 34,779 as at the end of fiscal 2020 as we added new facilities in the Philippines and Pune, India. We also expanded our facilities in Gurgaon and Nashik, India. Our total headcount increased by 11.0% from 39,898 to 44,292 during the same period. The increase in builtup seats was lower than the increase in headcount, resulting in an increase in our seat utilization rate from 1.21 in fiscal 2019 to 1.25 in fiscal 2020. This 0.04 increase in our seat utilization rate increased our gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) by approximately 0.3% and 0.4%, respectively. For further information, see notes (1) and (2) to the table presenting certain operating data in “— Operating Data” above.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Employee costs	$40.8	$34.1	$6.8
Other costs	12.0	10.5	1.5

Total selling and marketing expenses	$52.8	$44.6	$8.2

As a percentage of revenue	5.7%	5.5%
As a percentage of revenue less repair payments (non-GAAP)	5.9%	5.6%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of an increase in sales headcount and wage inflation, and higher share-based compensation expense and higher other costs due to higher marketing and travel costs, partially offset by a depreciation of the pound sterling against the US dollar by an average of 3.2% in fiscal 2020, as compared to the average exchange rate in fiscal 2019, resulting in a decrease of selling and marketing expenses by approximately $0.4 million.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Employee costs	$99.8	$87.2	$12.7
Other costs	28.8	28.1	0.7

Total general and administrative expenses	$128.6	$115.3	$13.3

As a percentage of revenue	13.9%	14.2%
As a percentage of revenue less repair payments (non-GAAP)	14.3%	14.5%

The increase in our general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of higher headcount, wage inflation and higher share-based compensation, and higher other costs due to higher legal and professional costs and, higher facilities costs, which were partially offset by a depreciation of the Indian rupee, the South African rand and the pound sterling against the US dollar by an average of 1.4%, 7.3% and 3.2%, respectively, in fiscal 2020, as compared to the respective average exchange rates in fiscal 2019, resulting in a decrease of general and administrative expenses by approximately $1.4 million.

Foreign Exchange Gain, Net

The following table sets forth our foreign exchange gain, net for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Foreign exchange gain, net	$(3.4)	$(4.5)	$1.1

The foreign exchange gains were lower due to a higher foreign currency revaluation loss of $5.0 million arising from a gain of $3.1 million in fiscal 2020, compared with a gain of $8.1 million in fiscal 2019, which was partially offset by a gain of $3.4 million primarily from our US-dollar-denominated hedges, as a result of an appreciation of the pound sterling against the US dollar and a gain of $0.5 million on account of the de-designation of hedges.

Impairment of Goodwill

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Impairment of Goodwill	$4.1	$—	$4.1

During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business, and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. There was no impairment charge recognized in fiscal 2019.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Amortization of intangible assets	$15.7	$15.8	$(0.1)

The decrease in amortization of intangible assets was primarily attributable to a decrease in the amortization of software costs.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Operating profit	$146.6	$119.8	$26.8
As a percentage of revenue	15.8%	14.8%
As a percentage of revenue less repair payments (non-GAAP)	16.4%	15.1%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) was higher in fiscal 2020 from fiscal 2019, due to higher overall revenue (despite lower revenues of $5.5 million related to COVID-19), lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) (despite the incurrence of incremental costs related to COVID-19), lower general and administrative expenses as a percentage of revenue and revenue less repair payments (non-GAAP), and lower amortization expenses as a percentage of revenue and revenue less repair payments (non-GAAP), partially offset by higher selling and marketing expenses as a percentage of revenue and revenue less repair payments (non-GAAP), lower foreign exchange gains, and impairment of goodwill recorded in fiscal 2020.

Other Income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Other income, net	$(14.4)	$(14.6)	$0.2

Other income, net was lower in fiscal 2020 as compared with fiscal 2019, primarily due to lower interest yield, partially offset by higher cash and cash equivalents and investments.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Finance expense	$17.0	$3.2	$13.8

Finance expense increased primarily as a result of the adoption of IFRS 16 effective April 1, 2019, partially offset by lower interest on the reduced principal amount outstanding under our long-term loans borrowed to fund our acquisition of Denali and HealthHelp, as the loan obtained to fund our acquisition of Denali was fully repaid in fiscal 2020.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Income tax expense	$27.2	$25.7	$1.5

The increase in income tax expense was primarily due to higher taxable profits in fiscal 2020, and a one-time tax credit of $0.9 million on account of the recognition of deferred tax assets on past tax losses in fiscal 2019, partially offset by higher profits in tax exempt jurisdictions.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Year ended March 31,
	2020	2019	Change
	(US dollars in millions)
Profit after tax	$116.8	$105.4	$11.3
As a percentage of revenue	12.6%	13.0%
As a percentage of revenue less repair payments (non-GAAP)	13.0%	13.3%

The increase in profit after tax was primarily on account of higher operating profit, partially offset by an increase in finance expenses, an increase in income tax expenses and lower other income, as explained above.

Fiscal 2019 Compared to Fiscal 2018

For a discussion of our results in fiscal 2019 compared to fiscal 2018, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results of Operations — Fiscal 2019 Compared to Fiscal 2018” contained in our Annual Report on Form 20-F for fiscal 2019 filed with the SEC on May 15, 2019.

Results by Reportable Segment

For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See Note 29 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in IFRS 8 “Operating Segments” (“IFRS 8”). We have separately reported our Auto Claims BPM segment, as it does not meet the aggregation criteria under IFRS 8. Accordingly, pursuant to IFRS 8, we have two reportable segments: WNS Global BPM and WNS Auto Claims BPM.

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

We may in the future change our reportable segments based on how our business evolves.

The following table shows revenue and revenue less repair payments (non-GAAP) for our two reportable segments for the periods indicated:

	Year ended March 31,
	2020		2019
	(US dollars in millions)
	WNS Global BPM	WNS Autoclaims BPM	WNS Global BPM	WNS Autoclaims BPM
Segment revenue(1)	$882.0	$46.4	$774.3	$34.9
Less: Payments to repair centers	—	32.0	—	15.2

Revenue less repair payments (non-GAAP) (1)	882.0	14.4	774.3	19.7
Cost of revenue (excluding payments to repair centers)(2)	536.2	11.3	483.5	15.3
Impairment of Goodwill	—	4.1	—	—
Other costs(3)	140.8	4.3	124.9	4.4

Segment operating profit / (loss)	205.0	(5.3)	165.9	(0.0)
Other (income)/expense, net	(13.3)	(1.1)	(12.6)	(2.0)
Finance expense	16.9	0.1	3.2	0.0

Segment profit before income taxes	201.4	(4.3)	175.3	2.0
Income tax expense	27.4	(0.2)	25.5	0.2

Segment profit / (loss)	$174.0	$(4.1)	$149.8	$1.8

Notes:

(1)	Segment revenue and revenue less repair payments (non-GAAP) include inter-segment revenue of $0.2 million and $0.1 million in fiscal 2020 and 2019, respectively.

(2)

Cost of revenue includes inter-segment expenses of $0.2 million and $0.1 million in fiscal 2020 and 2019, respectively, and excludes share-based compensation expense of $4.6 million and $4.3 million in fiscal 2020 and 2019, respectively, which are not allocable between our segments.

(3)

Other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain/loss. Excludes share-based compensation expense of $32.9 million and $26.0 million in fiscal 2020 and 2019, respectively, which are not allocable between our segments.

WNS Global BPM accounted for 95.0% of our revenue and 98.4% of our revenue less repair payments (non-GAAP) in fiscal 2020, as compared to 95.7% of our revenue and 97.5% of our revenue less repair payments (non-GAAP) in fiscal 2019.

WNS Global BPM

Segment Revenue

Fiscal 2020 Compared to Fiscal 2019

Revenue in the WNS Global BPM segment increased by 13.9% to $882.0 million in fiscal 2020 from $774.3 million in fiscal 2019. This increase was primarily attributable to the increase in the volume of transactions executed for existing and new clients, with $66.8 million being attributable to existing clients, $28.1 million being attributable to new clients, and $12.6 million being attributable to the increase in hedging gains on our revenue to $12.7 million in fiscal 2020 from $0.1 million in fiscal 2019. This increase was partially offset by a loss in potential revenue of $5.5 million that we believe was attributable to the impacts of the COVID-19 pandemic and a depreciation of the pound sterling, the Australian dollar, the Euro, and the South African rand against the US dollar by an average of 3.2%, 6.5%, 4.1, and 7.3%, respectively, as compared to the respective average exchange rates in fiscal 2019.

Fiscal 2019 Compared to Fiscal 2018

For a discussion of our segment revenue in fiscal 2019 compared to fiscal 2018, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Revenue — Fiscal 2019 Compared to Fiscal 2018” contained in our Annual Report on Form 20-F for fiscal 2019 filed with the SEC on May 15, 2019.

Segment Operating Profit

Fiscal 2020 Compared to Fiscal 2019

Segment operating profit in the WNS Global BPM segment increased by 23.5% to $205.0 million in fiscal 2020 from $165.9 million in fiscal 2019. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue, higher general and administrative expenses, higher selling and marketing expenses, and lower foreign exchange gains.

Our cost of revenue includes employee costs, facilities costs, depreciation, legal and professional costs, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue increased by $52.7 million to $536.2 million in fiscal 2020 from $483.5 million in fiscal 2019, primarily on account of (i) an increase in employee costs by $51.7 million on account of higher headcount , (ii) an increase in depreciation cost by $26.1 million primarily due to the adoption of IFRS 16 effective April 1, 2019, and (iii) the impacts from the COVID-19 pandemic, partially offset by a decrease in facilities costs by $24.9 million primarily due to the adoption of IFRS 16 effective April 1, 2019. Our cost of revenue increased notwithstanding that the depreciation of the Indian rupee and the South African rand against the US dollar by an average of 1.4% and 7.3%, respectively, in fiscal 2020, as compared to the respective average exchange rates in fiscal 2019, which reduced our cost of revenue by approximately $6.9 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $16.0 million to $140.8 million in fiscal 2020 from $124.9 million in fiscal 2019, primarily on account of (i) an increase in general and administrative expenses by $7.5 million, (ii) an increase in selling and marketing expenses by $7.4 million, and (iii) a decrease in foreign exchange gain by $1.1 million.

The foreign exchange gains were lower due to a higher foreign currency revaluation loss of $5.0 million arising from a gain of $3.1 million in fiscal 2020, compared with a gain of $8.1 million in fiscal 2019, which was partially offset by a gain of $3.4 million, primarily from our US-dollar-denominated hedges as a result of an appreciation of the pound sterling against the US dollar and a gain of $0.5 million on account of the de-designation of hedges.

General and administrative expenses increased by $7.5 million to $96.6 million in fiscal 2020 from $89.2 million in fiscal 2019, primarily due to an increase in employee cost as a result of higher salaries on account of a higher headcount and wage inflation, higher legal and professional expenses, and higher other costs, partially offset by lower travel costs. Further, the depreciation of the pound sterling, the Indian rupee, and the South African rand against the US dollar by an average of 3.2%, 1.4% and 7.3%, respectively, in fiscal 2020, as compared to the respective average exchange rates in fiscal 2019, resulted in a decrease in general and administrative expenses.

Selling and marketing expenses increased by $7.4 million to $47.6 million in fiscal 2020 from $40.2 million in fiscal 2019, primarily due to an increase in employee costs as a result of an increase in sales headcount and higher travel costs, partially offset by lower legal and professional costs. Further, the depreciation of the pound sterling against the US dollar by an average of 3.2%, in fiscal 2020, as compared to the average exchange rate in fiscal 2019, resulted in a decrease in selling and marketing expenses.

Fiscal 2019 Compared to Fiscal 2018

For a discussion of our segment operating profit in fiscal 2019 compared to fiscal 2018, please see “Part I — Item 5.Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Operating Profit — Fiscal 2019 Compared to Fiscal 2018” contained in our Annual Report on Form 20-F for fiscal 2019 filed with the SEC on May 15, 2019.

Segment Profit

Fiscal 2020 Compared to Fiscal 2019

Segment profit in the WNS Global BPM segment increased by 16.1% to $174.0 million in fiscal 2020 from $149.8 million in fiscal 2019. The increase in profit was primarily attributable to higher operating profit and higher other income, net, partially offset by higher finance expenses primarily due to the adoption of IFRS 16 effective April 1, 2019, and higher income tax expense.

The other income, net increased by $0.7 million in fiscal 2020 to $13.3 million from $12.6 million in fiscal 2019 primarily due to higher cash and cash equivalents and investments, partially offset by lower yield.

The finance expense in fiscal 2020 was $16.9 million as compared to $3.2 million in fiscal 2019 primarily due to the adoption of IFRS 16 effective April 1, 2019, partially offset by lower interest on reduced balance outstanding on our long-term loans obtained to fund our acquisitions of Denali and HealthHelp, as the loan obtained to fund our acquisition of Denali was fully repaid in fiscal 2020.

The income tax expense in fiscal 2020 was $27.4 million as compared to $25.5 million in fiscal 2019. The increase in income tax expense was primarily due to higher taxable profits in fiscal 2020 and a one-time tax credit of $0.9 million on account of recognition of deferred tax assets on past tax losses in fiscal 2019, partially offset by higher profits in tax exempt jurisdictions.

Fiscal 2019 Compared to Fiscal 2018

For a discussion of our segment profit in fiscal 2019 compared to fiscal 2018, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Profit — Fiscal 2019 Compared to Fiscal 2018” contained in our Annual Report on Form 20-F for fiscal 2019 filed with the SEC on May 15, 2019.

WNS Auto Claims BPM

Segment Revenue

Fiscal 2020 Compared to Fiscal 2019

Revenue in the WNS Auto Claims BPM segment increased by $11.5 million to $46.4 million in fiscal 2020 from $34.9 million in fiscal 2019. The increase was primarily on account of revenue from new clients of $18.6 million, partially offset by a decrease in revenue from existing clients by $7.1 million. The decrease was also on account of a depreciation of the pound sterling against the US dollar by an average of 3.2% in fiscal 2020 as compared to the average exchange rate in fiscal 2019. Payments made to repair centers in fiscal 2020 increased by $16.9 million to $32.0 million in fiscal 2020 from $15.2 million in fiscal 2019.

Revenue less repair payments (non-GAAP) in this segment decreased by $5.3 million to $14.4 million in fiscal 2020 from $19.7 million in fiscal 2019. The decrease was primarily on account of a decrease in revenue from existing clients by $7.7 million and a depreciation of the pound sterling against the US dollar by an average of 3.2% in fiscal 2020 as compared to the average exchange rate in fiscal 2019, partially offset by revenue from new clients of $2.3 million.

Fiscal 2019 Compared to Fiscal 2018

For a discussion of our segment revenue in fiscal 2019 compared to fiscal 2018, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Revenue — Fiscal 2019 Compared to Fiscal 2018” contained in our Annual Report on Form 20-F for fiscal 2019 filed with the SEC on May 15, 2019.

Segment Operating Profit

Fiscal 2020 Compared to Fiscal 2019

The segment reported an operating loss of $5.3 million in fiscal 2020 as compared to a loss of $0.04 million in fiscal 2019. The higher segment operating loss recorded in fiscal 2020 was primarily due to lower revenue less repair payments (non-GAAP) and higher impairment of goodwill costs, partially offset by lower cost of revenue (excluding payments to repair centers), and lower general and administrative expenses.

Our cost of revenue (excluding payments to repair centers) decreased by $4.1 million to $11.3 million in fiscal 2020 from $15.3 million in fiscal 2019. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in facilities costs by $5.2 million, partially offset by an increase in our employee costs by $0.8 million.

Our other costs include selling and marketing expenses, general and administrative expenses, and foreign exchange loss or gain. Our other costs increased by $3.8 million to $8.4 million in fiscal 2020 from $4.5 million in fiscal 2019, primarily on account of an increase in impairment of goodwill by $4.1 million, partially offset by a decrease in general and administrative expenses by $0.2 million to $3.8 million in fiscal 2020 from $4.0 million in fiscal 2019.

Fiscal 2019 Compared to Fiscal 2018

For a discussion of our segment operating profit in fiscal 2019 compared to fiscal 2018, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Operating Profit — Fiscal 2019 Compared to Fiscal 2018” contained in our Annual Report on Form 20-F for fiscal 2019 filed with the SEC on May 15, 2019.

Segment Profit

Fiscal 2020 Compared to Fiscal 2019

The segment reported a loss of $4.0 million in fiscal 2020 as compared to a gain of $1.8 million in fiscal 2019. This was primarily attributable to higher segmental operating losses, lower other income, net in fiscal 2020 of $1.1 million as compared to $2.0 million in fiscal 2019 and higher finance expenses, partially offset by lower income tax expense.

Fiscal 2019 Compared to Fiscal 2018

For a discussion of our segment profit in fiscal 2019 compared to fiscal 2018, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Profit — Fiscal 2019 Compared to Fiscal 2018” contained in our Annual Report on Form 20-F for fiscal 2019 filed with the SEC on May 15, 2019.

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

	Fiscal 2020				Fiscal 2019
	Three months ended				Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	(Unaudited, US dollars in millions)
Revenue	$248.3	$239.2	$226.2	$214.6	$210.5	$199.7	$199.1	$199.8
Cost of revenue	158.4	150.0	142.1	133.5	131.1	125.2	129.0	132.9

Gross Profit	90.0	89.2	84.1	81.1	79.4	74.5	70.1	66.9
Operating expenses:
Selling and marketing expenses	15.2	13.0	12.2	12.4	11.3	10.9	11.3	11.1
General and administrative expenses	32.4	33.5	32.7	30.0	31.3	28.2	27.9	27.9
Foreign exchange loss / (gain), net	(1.3)	(0.2)	(1.1)	(0.8)	0.5	(1.9)	(1.9)	(1.3)
Impairment of Goodwill	4.1	—	—	—	—	—	—	—
Amortization of intangible assets	3.8	4.0	3.9	3.9	3.9	3.9	4.0	3.9

Operating profit / (loss)	35.8	38.9	36.3	35.6	32.3	33.4	28.8	25.3
Other (income) expense, net	(4.0)	(3.5)	(3.3)	(3.7)	(4.6)	(3.6)	(3.0)	(3.3)
Finance expense	4.0	4.2	4.3	4.4	0.7	0.8	0.8	0.8
Income tax expense	6.3	7.3	6.5	7.2	6.5	7.6	6.2	5.4

Profit	$29.5	$30.9	$28.7	$27.6	$29.7	$28.6	$24.8	$22.4

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2020				Fiscal 2019
	Three months ended				Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	(Unaudited)
Gross profit as a percentage of revenue	36.2%	37.3%	37.2%	37.8%	37.7%	37.3%	35.2%	33.5%
Operating profit as a percentage of revenue	14.4%	16.3%	16.1%	16.6%	15.3%	16.7%	14.5%	12.6%
Gross profit as a percentage of revenue less repair payments (non-GAAP)	38.2%	39.1%	38.1%	38.3%	38.4%	38.1%	35.9%	34.1%
Operating profit as a percentage of revenue less repair payments (non-GAAP)	15.2%	17.1%	16.5%	16.8%	15.6%	17.0%	14.7%	12.9%

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure):

	Fiscal 2020				Fiscal 2019
	Three months ended				Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	(Unaudited, US dollars in millions)
Revenue	$248.3	$239.2	$226.2	$214.6	$210.5	$199.7	$199.1	$199.8
Less: Payments to repair centers	12.6	11.0	5.5	3.0	3.9	3.9	3.6	3.7

Revenue less repair payments (non-GAAP)	$235.8	$228.2	$220.7	$211.6	$206.6	$195.9	$195.5	$196.0

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our obligations under debt and operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2020 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in thousands)
Long-term debt (before netting off debt issuance costs)	33,600	16,800	16,800	—	—
Estimated interest payments (1)	1,194	845	349	—	—
Trade payables	29,333	29,333	—	—	—
Lease liabilities	247,305	35,110	64,065	56,075	92,055
Purchase obligations (net of capital advances)	9,586	9,586	—	—	—

Total	$322,546	$92,352	$82,064	$56,075	$92,055

Note:

(1)	Interest payments on debt includes payout for interest rate swaps which convert our floating rate debt to fixed rate debt. There is no contractual obligation to renew this debt.

Our pension and other employee obligations (non-current) amounting to $13.0 million as at March 31, 2020, included in our consolidated statement of financial position, have not been disclosed in the table above as the amounts and timing of payments cannot be reliably estimated or determined at present.

Uncertain income tax liabilities totaling $10.2 million have not been disclosed in the table above because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2016 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,439.2 million ($32.3 million based on the exchange rate on March 31, 2020) in additional taxes, including interest of ₹835.6 million ($11.1 million based on the exchange rate on March 31, 2020).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount demanded
	(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$(0.2	)(1)	₹	3.1	$(0.1	)(1)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) and WNS Global Services (UK) Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.2	)(1)	₹	2.2	$(0.1	)(1)
WNS Global	Fiscal 2005	₹	27.4	$(0.4	)(1)	₹	8.6	$(0.1	))(1
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	1.2	$(0.1	)(1)
WNS Global	Fiscal 2006	₹	489.2	$(6.4	)(1)	₹	181.6	$(2.3	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
WNS Global	Fiscal 2007	₹	71.8	$(1.0	)(1)	₹	22.8	$(0.3	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
Permanent establishment of WNS NA Inc. in India	Fiscal 2008	₹	19.5	$(0.3	)(1)	₹	—	$—
Permanent establishment of WNS UK in India	Fiscal 2009	₹	6.7	$(0.1	)(1)	₹	—	$—
WNS Global	Fiscal 2009	₹	55.2	$(0.7	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	8.2	$(0.1)
WNS Global	Fiscal 2012	₹	305.7	$(4.0	)(1)	₹	107.4	$(1.4)
WNS Global	Fiscal 2013	₹	423.0	$(5.4	)(1)	₹	137.2	$(1.8)
WNS Global	Fiscal 2014	₹	480.1	$(6.3	)(1)	₹	257.4	$(3.4)
WNS Global	Fiscal 2015	₹	258.6	$(3.4	)(1)	₹	94.9	$(1.2)
WNS Global	Fiscal 2016	₹	209.0	$(2.8	)(1)	₹	—	$—
		₹	2,439.2	(32.3	)(1)	₹	835.6	$(11.1)

Note:

(1)	Based on the exchange rate as at March 31, 2020.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2020, we have provided a tax reserve of ₹774.3 million ($10.2 million based on the exchange rate on March 31, 2020) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹3,704.6 million ($49.0 million based on the exchange rate on March 31, 2020) in additional taxes, including interest of ₹1,253.9 million ($16.6 million based on the exchange rate on March 31, 2020). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹916.4 million ($12.1 million based on the exchange rate on March 31, 2020) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2020, corporate tax returns for fiscal year 2017 and thereafter remain subject to examination by tax authorities in India.

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

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2020) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

As at March 31, 2020, we had cash and cash equivalents of $96.9 million which were primarily held in US dollars, Indian rupees, South African rand, pound sterling and Philippine pesos. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $205.8 million as at March 31, 2020.

As at March 31, 2020, our total debt outstanding was $33.6 million. We also had available lines of credit amounting to $63.8 million, all of which were available as at March 31, 2020. These limits can be utilized in accordance with the agreed terms and prevailing interest rates at the time of borrowing. We are continually evaluating the impact of the COVID-19 pandemic on our liquidity position, and we believe that we are able to source additional lines of credit, if required.

As at March 31, 2020, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹840 million ($11.1 million based on the exchange rate on March 31, 2020) from The Hongkong and Shanghai Banking Corporation Limited, $15.0 million from BNP Paribas, ₹1,200 million ($15.9 million based on the exchange rate on March 31, 2020) from Citibank N.A. and ₹600 million ($7.9 million based on the exchange rate on March 31, 2020) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2020, there was no amount utilized from these lines of credit.

In February 2020, WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($12.2 million based on the exchange rate on March 31, 2020) until May 31, 2020. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2020, there was no outstanding amount under this facility.

As at March 31, 2020, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($1.7 million based on the exchange rate on March 31, 2020) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2020, there was no outstanding amount under this facility.

In January 2017, our US subsidiary, WNS North America Inc., obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. In connection with the term loan, we have entered into an interest rate swap with a bank to swap the variable portion of the interest based on three-month US dollar LIBOR to a fixed rate of 1.5610%. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual installments. The first five repayment installments are $5.7 million each and the sixth and final repayment installment is $5.8 million. On July 20, 2017, January 22, 2018, July 20, 2018, January 22, 2019, and July 22, 2019 we made scheduled repayments of $5.7 million each and on January 21, 2020, we repaid the final installment of $5.8 million. As a result of our repayment of the final instalment, WNS North America Inc. has received a discharge letter from BNP Paribas, Hong Kong releasing the pledged securities.

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we have entered into interest rate swaps with banks to swap the variable portion of the interest based on the three-month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semiannual installments of $8.4 million each. On September 14, 2017, March 14, 2018, September 17, 2018, March 14, 2019, September 16, 2019 and March 16, 2020, we made scheduled repayments of $8.4 million each. As at March 31, 2020, $33.6 million was outstanding under this loan facility. At this point in time, we do not foresee any challenges on account of COVID-19 in complying with these covenants and servicing our debt obligations.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchases and working capital needs. Given the current lack of visibility due to the ongoing COVID-19 pandemic, we are not in a position to estimate our capital expenditure needs for fiscal 2021. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure in fiscal 2020 amounted to $27.9 million and our capital commitments (net of capital advances) as at March 31, 2020 were $9.6 million. Of the capital expenditure incurred in fiscal 2020, approximately $14.1 million was incurred in India, approximately $8.2 million was incurred in the Philippines, approximately $0.7 million was incurred in South Africa, approximately $0.6 million was incurred in Europe (excluding the UK), and approximately $4.3 million was incurred in the rest of the world. Of the capital commitments amount, we plan to spend approximately $3.6 million in the Philippines, $5.0 million in India, approximately $0.2 million in South Africa, and approximately $0.8 million in the rest of the world. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of our indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows in fiscal 2020 and 2019:

	Year ended March 31,
	2020	2019
	(US dollars in millions)
Net cash provided by operating activities	$228.6	$149.7
Net cash used in investing activities	$(97.0)	$(71.3)
Net cash used in financing activities	$(111.7)	$(83.3)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $228.6 million in fiscal 2020 from $149.7 million in fiscal 2019. The increase in net cash provided by operating activities was attributable to an increase in profit as adjusted for non–cash and other items by $69.5 million, an increase in inflow on account of working capital changes by $30.0 million and an increase in interest received by $0.3 million, which was partially offset by an increase in interest and taxes paid by $12.7 million and $8.2 million, respectively.

The increase in net cash provided by operating activities excludes a cash outflow towards the principal payment of our lease liabilities of $20.8 million, which is now reflected under cash flows from financing activities upon our adoption of IFRS 16 (see Note 4 to our consolidated financial statements included elsewhere in this annual report).

The profit after tax as adjusted for non-cash and other items, primarily comprised the following: (i) profit after tax of $116.8 million in fiscal 2020 as compared to $105.4 million in fiscal 2019; (ii) depreciation and amortization expense of $62.9 million in fiscal 2020 as compared to $36.1 million in fiscal 2019; (iii) interest expense of $16.8 million in fiscal 2020 as compared to $2.8 million in fiscal 2019; (iv) share-based compensation expense of $37.5 million in fiscal 2020 as compared to $30.3 million in fiscal 2019; (v) unrealized loss on derivative instruments of $4.1 million in fiscal 2020 as compared to an unrealized gain of $0.4 million on derivative instruments in fiscal 2019; (vi) impairment of goodwill of $4.1 million in fiscal 2020 as compared to nil in fiscal 2019; (vii) unrealized exchange loss of $0.04 million in fiscal 2020 as compared to an unrealized exchange gain of $2.4 million in fiscal 2019; (viii) income tax expense (current tax and deferred tax) of $27.2 million in fiscal 2020 as compared to $25.7 million in fiscal 2019; (ix) excess tax benefit from share-based compensation expense of $1.0 million in fiscal 2020 as compared to $1.3 million in fiscal 2019; (x) income from marketable securities of $7.5 million in fiscal 2020 as compared to $8.0 million in fiscal 2019; (xi) deferred rent expense of $0.0 million in fiscal 2020 as compared to $1.6 million in fiscal 2019 and (xii) interest income of $3.8 million in fiscal 2020 as compared to $2.6 million in fiscal 2019.

Cash inflow on account of working capital changes was $14.2 million in fiscal 2020 as compared to a cash outflow of $15.8 million in fiscal 2019. This was primarily on account of a decrease in cash outflow in relation to trade payables by $14.5 million, other liabilities by $10.7 million, contract liabilities by $10.3 million, and an increase in cash inflow from trade receivable by $1.3 million, partially offset by an increase in cash outflow in relation to other assets by $6.8 million.

Cash Flows from Investing Activities

Net cash used in investing activities increased to $97.0 million in fiscal 2020 from $71.3 million in fiscal 2019. This was primarily on account of net cash outflow for our fixed deposit investments of $32.7 million in fiscal 2020 as compared to net cash inflow of $3.4 million in fiscal 2019, and a net cash outflow of $37.4 million from the purchase of marketable securities in fiscal 2020 as compared to $36.8 million in fiscal 2019, partially offset by lower cash outflow of $1.7 million in fiscal 2020 primarily towards our acquisitions made in fiscal 2017 as compared to $7.2 million in fiscal 2019, a lower cash outflow of $27.9 million in fiscal 2020 towards the purchase of property, plant and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $32.3 million in fiscal 2019, and higher cash inflow from income on marketable securities of $2.7 million in fiscal 2020 as compared to $1.5 million in fiscal 2019.

Cash Flows from Financing Activities

Net cash used in financing activities increased to $111.7 million in fiscal 2020 from $83.3 million in fiscal 2019. This was primarily on account of an increase in cash outflow of $20.8 million towards the principal payment of lease liabilities in fiscal 2020 as compared to nil in fiscal 2019 (due to our adoption of IFRS 16 with effect from April 1, 2019); an increase in cash outflow towards share repurchases of $63.7 million in fiscal 2020 as compared to $56.4 million in fiscal 2019; a decrease in cash inflow from an excess tax benefit on share-based compensation expense of $1.0 million in fiscal 2020 as compared to $1.3 million in fiscal 2019.

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

In fiscal 2020, we purchased 1.1 million ADSs in the open market for a total consideration of $63.7 million (including transaction costs). We also received authorization from our Board of Directors to cancel, and we cancelled, 2.2 million ADSs that were held as treasury shares for an aggregate cost of $120.1 million. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $119.9 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2019, we purchased 1.1 million ADSs in the open market for a total consideration of $56.4 million (including transaction costs). The average price we paid per ADS was $51.18. The shares underlying these purchased ADSs have been accounted for as treasury shares, at cost. These share repurchases were funded with cash on hand.

We also received authorization from our Board of Directors to cancel, and cancelled, 4.4 million ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

New Accounting Pronouncements Not Yet Adopted by our Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2020 or later periods. Those which are considered to be relevant to our operations are set out below.

i.

In September 2019, the IASB published “Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)” in response to the potential effects the interbank offered rate (“IBOR”) reforms could have on financial reporting. The amendments:

•

modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform;

•	are mandatory for all hedging relationships that are directly affected by the interest rate benchmark reform;

•

are not intended to provide relief from any other consequences arising from interest rate benchmark reform (if a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amendments, discontinuation of hedge accounting is required); and

•	require specific disclosures about the extent to which the entities’ hedging relationships are affected by the amendments.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and must be applied retrospectively. Early application is permitted.

We expect no material impact of these amendments on our consolidated financial statements.

ii.	In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” regarding the definition of a “Business.” The amendments:

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

We expect no material impact of these amendments on our consolidated financial statements.

iii.

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

•

Primary users. The existing definition referred only to “users” which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

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

The new definition of “material” and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

We expect no material impact of these amendments on our consolidated financial statements.

iv.	In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) clarifying the presentation of liabilities in the statement of financial position.

These clarifications include:

•

the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

•	the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

We expect no material impact of these amendments on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at March 31, 2020) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon (1)(2)	66	Non-Executive Chairman
Gareth Williams (2)(3)	67	Director
Jason Liberty (4)	44	Director
John Freeland(1)(2)	66	Director
Keshav R. Murugesh	56	Director and Group Chief Executive Officer
Michael Menezes (5)	67	Director
Françoise Gri (6)	62	Director
Keith Haviland (4)	61	Director
Mario P. Vitale (4)	64	Director
Executive Officers
Keshav R. Murugesh	56	Group Chief Executive Officer
Sanjay Puria	47	Group Chief Financial Officer
Gautam Barai	45	Chief Operating Officer
Swaminathan Rajamani	43	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Compensation Committee
(4)	Member of our Audit Committee.
(5)	Chairman of our Audit Committee.
(6)	Chairman of our Nominating and Corporate Governance Committee.

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

Gareth Williams was appointed to our Board of Directors in January 2014. Presently, Mr. Williams serves as a member of the Board of Trustees of Cicely Saunders International, a charity that funds research and education on palliative care. Mr. Williams also serves as an independent director of SAGA plc. He served as a Chairman of YSC until November 2017. He also served as a member of the Board of YSC from 2013 to 2017. He also served as the advisor to the Chief Executive Officer of Diageo plc until June 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University. The business address of Mr. Williams is High Tees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, United Kingdom.

John Freeland was appointed to our Board of Directors in September 2014. Currently, Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc, Chairman and founder of JF Manufacturing LLC and he is the founder of JF Fitness of North America. He is on the Board of Scout Logic, Inc. He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the Chief Executive Officer of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President - Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. Presently, he is an Executive Council member of the National Association of Software and Service Companies (“NASSCOM”). Previously, he held the position of Chairman and a Director at the Data Security Council of India, a not-for-profit, industry body on data protection in India set up by NASSCOM (from 2019 to 2020) and Vice-Chairman of the Executive Council of NASSCOM. He was the Chairman of the Audit Committee of NASSCOM (from 2017 to 2018) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry - Western India’s Education Committee (from 2017 to 2018). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400079, India.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as the advisor to Fairfax India and also as an Executive-in-Residence to the Master of Business Administration students at Ryerson University in Toronto on a voluntary basis. He is the President of Acumentor Inc. a sole proprietary business engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada. He was also Chief Financial Officer, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as Chief Executive Officer and Chief Financial Officer in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the Chief Financial Officer for ONIC (Holding), Chief Executive Officer of ITC Agro Tech Ltd., India, apart from holding various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and qualified as a Member of the Institute of Chartered Accountants of India. The business address of Mr. Menezes is LPH 02, Landmark 2, 7825 Bayview Avenue, Thornhill, Ontario, Canada, L3T 7N2.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President - France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in the role of President and Country GM for IBM France. She is a chairperson of INSEEC U, which is is a private multidisciplinary higher education and research institution, and a member of the Board of Directors at Credit Agricole, Credit Agricole Investment Banking and Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France. The business address of Ms. Gri is 25, Rue des Vaussourds, 92500 Rueil Malmaison, France.

Keith Haviland was appointed to our Board of Directors in July 2017. He brings 35 years of global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a founder of their offshore business model and global delivery network for their Technology Services. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. Currently, Keith is a film producer and the founder of Haviland Digital Limited, a company dedicated to creating intelligent film, television and digital media. He also serves on the board of Mission Control Productions Limited, Mirabilis Technology Services Limited, Caravan Media Limited, Haviland Digital Co-Productions Limited, 35 Yard Development Limited and Tin Goose Films Ltd. Mr. Haviland received a Master of Arts degree from Gonville and Caius College, Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Liveryman of the Worshipful Company of Information Technologists. The business address of Mr. Haviland is 8 Albany Park Road, Kingston Upon Thames, London, KT2 5SW, United Kingdom.

Mario P. Vitale was appointed to our Board of Directors in October 2017. He has over 40 years of experience in the insurance industry. Currently, Mario serves as the Chief Executive Officer of Vitality Risk, LLC. He also serves as President of Arceo Labs, Inc., a startup of a cyber insurance platform for insurance companies, a member of the advisory board of Kalepa Insurance and Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He also serves as the Trustee of St John’s University College of Insurance and the Director of Growthsource Academy, a non-profit organization. Most recently, he was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is 3440 Thonbury Ln Bonita Springs, Florida 34134, United States.

Jason Liberty was appointed to our Board of Directors in February 2020. Mr. Liberty brings over 20 years of finance experience and deep domain expertise in the travel and leisure vertical. Currently, Mr. Liberty is the Executive Vice President and Chief Financial Officer for Royal Caribbean Cruises Ltd. He is responsible for overseeing the finance and accounting, strategic planning, information technology, legal and risk management functions. Before joining Royal Caribbean Cruises Ltd. in 2005, he was a senior manager with KPMG, LLP. The business address of Mr. Liberty is 1050, Caribbean Way, Miami FL33131.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance, information technology and procurement services functions. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 21 years of experience, out of which over 17 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Gautam Barai serves as our Chief Operating Officer. He is based out of Mumbai and is responsible for operations, client relations, technology and capability creation across the organization. He began his tenure at WNS leading operations for the Aviva business in 2009, and helped to grow our insurance vertical before becoming the leader of the banking and financial services, insurance and healthcare business units. Most recently he was Chief Business Officer at WNS from May 2018 to January 2019. Prior to joining WNS, Mr. Barai was Senior Vice President - Business Executive Operations at Bank of America. Prior to Bank of America, he served as Senior Vice President and Head of BPO at Countrywide Financial Corporation. At Countrywide, he was instrumental in setting up and managing BPO operations in both India and Costa Rica. He holds Masters of Business Administration degrees from Columbia University and London Business School. The business address of Mr. Barai is Gate 4, Godrej & Boyce Complex, Pirojshahnagar, Vikhroli (West), Mumbai 400079, India.

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

•

Balanced in Focus on Long-Term versus Short-Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long-term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long-term share price appreciation. In addition, our compensation philosophy seeks to incentivize our executives to focus on achieving short-term performance goals in a manner that supports and encourages long-term success and profitability.

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

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long-term interests with those of our shareholders, avoid short-term focus and effectively execute our long-term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which executives’ gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period.

We believe that our executive officers should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For further details see “Part I – Item 6E. Share Ownership – Share Ownership Guidelines.”

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

Our Assessment Process

Our Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation programs are achieving their objectives. Our Compensation Committee typically reviews each component of compensation at least every 12 months with the goal of allocating compensation between long-term and currently paid compensation and between cash and non-cash compensation, and combining the compensation elements for each executive in a manner we believe best fulfills the objectives of our compensation programs.

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

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•

Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income (“ANI”) (non-GAAP), which is calculated as our profit excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets including the tax effect thereon) and other measures, such as our adjusted operating margin are pre-established by our Compensation Committee annually. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

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

Benchmarking and Use of Compensation Consultant in Fiscal 2020

During fiscal 2020, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our Group Chief Executive Officer and named executive officers in fiscal 2020 included the following:

Peer Group Companies for Named Executive Officers other than the Group Chief Executive Officer*
Accenture (BPM)	FirstSource Solutions	Mphasis
Capgemini (IT/ BPM)	Genpact Limited	Tata Consultancy Services (BPM)
Cognizant Technologies	HCL Technologies	Teleperformance
Conduent	ICICI Bank	Wipro Technologies (BPM)
EXL Services Holding Inc.	Infosys (BPM)

Peer Group Companies for the Group Chief Executive Officer
Cognizant Technologies	Genpact Limited	Teleperformance
Conduent	HCL Technologies	Wipro Technologies (BPM)
EXL Services Holding Inc.

*	Different subsets of the peer group were used for different named executive officers depending on the officer’s position and geographic location.

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2020.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2020 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2020” below.

Executive Compensation for Fiscal 2020

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Group Chief Executive Officer, Group Chief Financial Officer and other named executive officers for services rendered in fiscal 2020 (excluding grants of RSUs which are described below).

Name	Base salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$754,926	$87,201	$2,379,215	$3,221,342
Sanjay Puria	$319,214	$24,495	$793,801	$1,137,510
Gautam Barai	$328,205	$33,805	$680,808	$1,042,818
Swaminathan Rajamani	$283,329	$22,408	$704,568	$1,010,305

Total	$1,685,674	$167,909	$4,558,392	$6,411,975

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites.”

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers in fiscal 2020 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers base salary:

•	Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was $ 806,245.

•

Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised from $301,644 to $334,826 in fiscal 2020. The salary revision was effective April 1, 2019.

•

Mr. Gautam Barai’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) is revised from $312,531 to $353,173 in fiscal 2020. The salary revision was effective April 1, 2019.

•

Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised from $256,193 to $297,188 in fiscal 2020. The salary revision was effective April 1, 2019.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long-term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP) and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2020 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2020. Each of our executive officers’ variable incentive packages for fiscal 2020 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $1,007,806 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 236.1% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2020 at $334,826 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 237.1% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Barai’s target variable incentive for 2020 at $353,173 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Barai’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP), adjusted gross contribution (non-GAAP), and individual performance objectives. Based on actual performance against these objectives, Mr. Barai earned 192.8% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2020 at $297,188 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 237.1% of his target variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2020, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2020:

Name	Date of grant	Total RSUs granted for fiscal 2020		Weighted average grant date fair value ($) (1)
Keshav R. Murugesh	April 24, 2019	236,100	(2)	58.43
Sanjay Puria	April 24, 2019	35,250	(3)	58.43
Gautam Barai	April 24, 2019 April 24, 2019	33,000 7,500	(3) (4)	58.43 55.72
Swaminathan Rajamani	April 24, 2019 April 24, 2019	22,800 4,500	(3) (4)	58.43 55.72

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the weighted average grant date fair value of equity-based RSUs granted during the year.
(2)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vests according to the following schedule: 3.75% of the base award vests quarterly on the completion of each of the first eight quarters following the grant date, subject to the grantee’s continued employment with our company through the vesting date; 2.50% of the base award vests quarterly on the completion of each of the following four quarters, subject to the grantee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The grantee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of RSUs based on service and achievement of financial performance is generally the market price of our shares on the date of grant and for total shareholder’s return performance based RSUs, it is determined using the Monte-Carlo simulation.

(3)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vest according to the following schedule: 3.33% of the base award vests quarterly on the completion of each of the first twelve quarters following the grant date, subject to the grantee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The grantee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of RSUs based on service and achievement of financial performance is generally the market price of our shares on the date of grant and for total shareholder’s return performance based RSUs, it is determined using the Monte-Carlo simulation.

(4)

20%, 20% and 60% of the RSUs granted shall vest on the first, second and third anniversaries, respectively, of the grant date, subject to the grantee’s continued employment with our Company through the applicable vesting date.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to our executive officers in fiscal 2020 are summarized below:

Name	Provident fund	Insurance benefits	Club membership	Tax Reimbursement	Total
Keshav R. Murugesh	$58,536	$2,503	$10,650	$15,512	$87,201
Sanjay Puria	$16,072	$1,372	$—	$7,051	$24,495
Gautam Barai	$25,428	$1,326	$—	$7,051	$33,805
Swaminathan Rajamani	$14,625	$1,092	$—	$7,051	$22,408

Total	$114,301	$6,293	$10,650	$36,665	$167,909

Non-executive Director Compensation for Fiscal 2020

Total Compensation of Non-executive Directors

The following table sets forth the cash compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2020 (excluding grants of RSUs which are described below):

Name	Retainership fees	Retainership fees for Board/Committee Chairman		Total
Adrian T. Dillon	$—	$160,000	(1)	$160,000
Gareth Williams	$70,000	$20,000	(2)	$90,000
John Freeland	$70,000	$—		$70,000
Michael Menezes	$70,000	$30,000	(3)	$100,000
Renu S. Karnad	$60,915	$13,054	(4)	$73,969
Françoise Gri	$70,000	$1,926	(5)	$71,926
Keith Haviland	$70,000	$—		$70,000
Mario P. Vitale	$70,000	$—		$70,000
Jason Liberty	$8,989	$—		$8,989

Total	$489,904	$224,980		$714,884

Notes:

(1)	Fee paid to Mr. Adrian T. Dillon for serving as Chairman of our Board of Directors in fiscal 2020.
(2)	Fee paid to Mr. Gareth Williams for serving as Chairman of our Compensation Committee in fiscal 2020.
(3)	Fee paid to Mr. Michael Menezes for serving as Chairman of our Audit Committee in fiscal 2020.
(4)

Fee paid to Ms. Renu S. Karnad for serving as Chairman of our Nominating and Corporate Governance Committee in fiscal 2020. She retired as Chairman when she resigned from our Board effective February 14, 2020.

(5)	Fee paid to Ms. Françoise Gri for serving as Chairman of our Nominating and Corporate Governance Committee in fiscal 2020. She was appointed as Chairman effective February 14, 2020.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2020 with a vesting period of one year. No options were granted in fiscal 2020.

Name	Date of grant	Total RSUs granted for fiscal 2020	Grant date fair value ($)(1)
Adrian T. Dillon	July 17, 2019	4,783	59.27
Françoise Gri	July 17, 2019	2,392	59.27
Gareth Williams	July 17, 2019	2,392	59.27
John Freeland	July 17, 2019	2,392	59.27
Michael Menezes	July 17, 2019	2,392	59.27
Renu S. Karnad	July 17, 2019	2,392	59.27
Keith Haviland	July 17, 2019	2,392	59.27
Mario P. Vitale	July 17, 2019	2,392	59.27

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

2.	His target bonus for the year in which the termination occurs, which will be paid immediately; and

3.

Automatic accelerated vesting of RSUs or share options granted to him that would have vested with him through the next two vesting dates of each grant from the effective date of termination. Full accelerated vesting will occur in case of termination of employment for good reason.

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

Shares Available for Awards

Subject to certain adjustments set forth in the 2006 Incentive Award Plan, the maximum number of shares that could be issued or awarded under the 2006 Incentive Award Plan was equal to the sum of (x) 8,600,000 shares, (y) any shares that remained available for issuance under our 2002 Stock Incentive Plan (which was adopted on July 3, 2002 and terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminated, expired or lapsed for any reason or were settled in cash on or after the effective date of our 2006 Incentive Award Plan. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which could be subject to awards granted to any one grantee during any calendar year was 500,000 shares and the maximum amount that could be paid to a grantee in cash during any calendar year with respect to cash-based awards was $10,000,000. To the extent that an award terminated or was settled in cash, any shares subject to the award would again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award would not be available for subsequent grant. Except as described below with respect to independent directors, no determination was made as to the types or amounts of awards that would be granted to specific individuals pursuant to the 2006 Incentive Award Plan.

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

Restricted Share Units. The plan administrator could grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the grantee one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator specified the purchase price, if any, to be paid by the grantee for such shares. Generally, a grantee will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator could grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code could be a performance-based award as described below.

Performance-Based Awards. The plan administrator could grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Grantees are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator determined the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a grantee will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

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

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each grantee the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a grantee’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the 2006 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a grantee to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the grantee’s employment tax obligations) required by law to be withheld with respect to any tax concerning the grantee as a result of the 2006 Incentive Award Plan.

Termination or Amendment. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at March 31, 2020, RSUs to purchase an aggregate of 590,027 ordinary shares were outstanding, out of which RSUs to purchase 347,286 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2020, 2019 and 2018 was $56.23, $47.89 and $30.85 per ADS, respectively. There is no purchase price for the RSUs.

RSU Grants Outside of our Plans: On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the laws of Jersey.

2016 Incentive Award Plan: We adopted our 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. On September 27, 2018, we adopted the first amended and restated 2016 Incentive Award Plan, which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 2.5 million to 3.9 million shares/ADSs, subject to specified adjustments under the plan.

Shares Available for Awards: Subject to certain adjustments set forth in the 2016 Incentive Award Plan, the maximum number of shares and ADSs, in the aggregate, which may be issued or transferred pursuant to awards under the 2016 Incentive Award Plan is equal to the sum of (x) 3,900,000 shares, and (y) any shares or ADSs which immediately prior to the expiration of the 2006 Incentive Award Plan were available for issuance or transfer as new awards under the 2006 Incentive Award Plan, and (z) any shares or ADSs subject to awards under the 2006 Incentive Award Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the effective date of the 2016 Incentive Award Plan. Immediately prior to the expiration of the 2006 Incentive Award Plan, 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.

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

Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the grantee one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the grantee for such shares. Generally, a grantee will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Grantees are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a grantee will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

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

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each grantee the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2016 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a grantee’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the 2016 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a grantee to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the grantee’s employment tax obligations) required by law to be withheld with respect to any tax concerning the grantee as a result of the 2016 Incentive Award Plan.

Termination or Amendment. An award of performance shares, performance share units, deferred shares, share payments and RSUs shall only vest or be exercisable or payable while the grantee is an employee, consultant or a member of the Board, as applicable; provided, however , that the Committee in its sole and absolute discretion may provide that an award of performance shares, performance share units, share payments, deferred shares or RSUs may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a change in control of the Company, or because of the grantee’s retirement, death or disability, or otherwise; provided, however , that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to performance shares or performance share units that are intended to constitute qualified performance-based compensation shall be subject to the requirements of Section 162(m) of the Code that apply to qualified performance-based compensation.

Outstanding Awards. As at March 31, 2020, RSUs to purchase an aggregate of 2,257,170 ordinary shares were outstanding, out of which RSUs to purchase 1,044,135 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2020, 2019 and 2018 was $56.23, $47.89 and $30.85 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. In fiscal 2020, the total amount accrued by us to provide for pension, retirement or similar benefits was $15.3 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $9.4 million, $8.6 million and $8.9 million in each of fiscal 2020, 2019 and 2018, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $1.5 million, $1.4 million and $1.3 million in each of fiscal 2020, 2019 and 2018, respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $0.9 million, $0.8 million and $0.7 million in each of fiscal 2020, 2019 and 2018, respectively, to the UK pension scheme.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $26,467 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $1.2 million, $1.4 million and $1.1 million in fiscal 2020, 2019 and 2018, respectively, to LIC and ALICPL.

Our Sri Lankan subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

Compensated Absence

Our liability for compensated absences, is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Dillon, Williams, Freeland, Vitale, Haviland Menezes and Liberty, and Ms. Gri satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2023;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2021; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2022.

Our directors are classified as follows:

•	Class I: Mr. Gareth Williams, Mr. Mario P. Vitale and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Mr. Michael Menezes; and

•	Class III: Ms. Françoise Gri, Mr. John Freeland and Mr. Jason Liberty.

The appointments of Messrs. Murugesh, Haviland and Menezes will expire at the next annual general meeting, which we expect to hold in September 2020. Messrs. Murugesh, Haviland and Menezes have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting.

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

There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provides for benefits upon termination of employment as described above.

Our Board of Directors held five meetings in fiscal 2020.

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

Audit Committee

The Audit Committee comprises four directors: Mr. Michael Menezes (Chairman), Mr. Jason Liberty, Mr. Keith Haviland and Mr. Mario P. Vitale. Ms. Françoise Gri was a member of the Audit Committee until February 13, 2020. Each of Messrs. Menezes, Haviland, Liberty and Vitale satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Menezes and Liberty serve as our Audit Committee Financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Audit Committee held four meetings in fiscal 2020.

Compensation Committee

The Compensation Committee comprises three directors: Messrs. Gareth Williams (Chairman), John Freeland and Adrian T. Dillon. Mrs. Renu S. Karnad was a member of the Compensation Committee until February 13, 2020. Each of Messrs. Williams, Freeland and Dillon satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held five meetings in fiscal 2020.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises four directors: Ms. Françoise Gri (Chairman) and Messrs. Adrian T. Dillon, John Freeland and Gareth Williams. Ms. Françoise Gri was appointed as the Chairman and a member of the Nominating and Corporate Governance Committee from February 14, 2020 and Mrs. Renu S. Karnad was a member of the Nominating and Corporate Governance Committee until February 13, 2020. Each of Ms. Gri and Messrs. Dillon, Freeland and Williams satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

While the Nominating and Corporate Governance Committee does not have a formal policy with respect to the consideration of diversity in identifying director nominees, it nevertheless considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences and occupations.

The Nominating and Corporate Governance Committee held four meetings in fiscal 2020.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held five executive sessions in fiscal 2020.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2020. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2020 are based on an aggregate of 49,733,640 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	80,265	0.161
Gareth Williams	21,736	0.044
John Freeland(2)	34,980	0.070
Keshav R. Murugesh	650,176	1.307
Michael Menezes	11,778	0.024
Jason Liberty	—	—
Françoise Gri	17,367	0.035
Keith Haviland	8,777	0.018
Mario P. Vitale	5,317	0.011
Executive Officers
Sanjay Puria	57,064	0.115
Swaminathan Rajamani	53,536	0.108
Gautam Barai	47,954	0.096
All our directors and executive officers as a group (12 persons as of March 31, 2020)	988,950	1.988

Notes:

(1)	Of the 80,265 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 34,980 shares beneficially owned by Mr. John Freeland, 15,750 shares are in the form of ADSs.

As at March 31, 2020, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at March 31, 2020:

	RSU Summary
Name	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying RSUs vesting within 60 days from March 31, 2020	Vesting dates	Number of shares underlying RSUs vesting after 60 days from March 31, 2020
Non-executive Directors
Adrian T. Dillon	—	—	—	4,783
Gareth Williams	—	—	—	2,392
John Freeland	—	—	—	2,392
Michael Menezes	—	—	—	2,392
Françoise Gri	—	—	—	2,392
Keith Haviland	—	—	—	2,392
Mario P. Vitale	—	—	—	2,392
Executive Officers
Keshav R. Murugesh	319,944	54,400	April 27, 2020	397,858
	—	263,638	April 26, 2020	—
	—	6,292	April 25, 2020	—
	—	5,902	April 24, 2020	—
Sanjay Puria	15,741	5,000	April 27, 2020	59,293
	—	32,942	April 26, 2020	—
	—	1,800	April 26, 2020	—
	—	798	April 25, 2020	—
	—	783	April 24, 2020	—
Gautam Barai	12,323	5,000	April 27, 2020	54,939
	—	16,786	April 26, 2020	—
	—	1,800	April 26, 2020	—
	—	558	April 25, 2020	—
	—	733	April 24, 2020	—
	—	1,500	April 24, 2020	—
Swaminathan Rajamani	16,591	5,000	April 27, 2020	41,999
	—	28,221	April 26, 2020	—
	—	1,800	April 26, 2020	—
	—	518	April 25, 2020	—
	—	506	April 24, 2020	—
	—	900	April 24, 2020	—

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

Under our amended policy, each of our non-executive directors must hold at least the amount of vested shares of our company by the fifth anniversary of such director’s initial election to the Board as shown in the table below:

Position	Share Ownership Guidelines
For Non-Executive Directors (except Chairman of the Board)	3.0 x value of annual share grant in $
For the Chairman of the Board	4.0 x value of annual share grant in $

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

Position	Share Ownership Guidelines
Group Chief Executive Officer	4.0 x annual base salary
Chief Operating Officer	2.0 x annual base salary
Group Chief Financial Officer	1.5 x annual base salary
Chief People Officer	1.0 x annual base salary

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2020 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 49,733,640 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	5,734,714	11.5%
FMR LLC (3)	4,772,893	9.6%
Nalanda India Fund Limited(4)	4,122,196	8.3%

Notes:

(1)	Based on an aggregate of 49,733,640 ordinary shares outstanding as at March 31, 2020.
(2)

Information is based on Amendment No. 9 to a report on Schedule 13G jointly filed with the Commission on February 14, 2020 by Waddell & Reed Financial, Inc. (“WDR”) and Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of WDR. These shares are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO. The investment advisory contracts grant IICO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of these shares. IICO and WDR are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to IICO.

(3)

Information is based on Amendment No. 16 to a report on Schedule 13G jointly filed with the Commission on February 6, 2020 by FMR LLC and Abigail P. Johnson. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 16, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the US Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company (“FMR Co”), a wholly-owned subsidiary of FMR LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. According to this Amendment No. 16, of these shares, FMR LLC and Abigail P. Johnson each has the sole power to vote or direct the vote over 1,142,049 shares and the sole power to dispose or direct the disposition of all 4,772,893 shares.

(4)	Information is based on Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2019 by Nalanda India Fund Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

WDR reported its percentage ownership of our ordinary shares to be 18.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G filed with the Commission on February 14, 2018, 15.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 8 to a report on Schedule 13G filed with the Commission on February 14, 2019 and 11.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 9 to a report on Schedule 13G filed with the Commission on February 14, 2020.

•

Wellington Management Group LLP reported its percentage ownership of our ordinary shares to be 5.52% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G jointly filed with the Commission on February 12, 2019 and 3.67% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on February 14, 2020.

•

FMR LLC reported its percentage ownership of our ordinary shares to be 8.934% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 14 to a report on Schedule 13G jointly filed with the Commission on February 13, 2018, 9.397% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 15 to a report on Schedule 13G jointly filed with the Commission on February 13, 2019 and 9.626% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.16 to a report on Schedule 13G jointly filed with the Commission on February 6, 2020.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2020, 49,467,872 of our ordinary shares, representing 99.47% of our outstanding ordinary shares, were held as ADSs by Deutsche Bank Trust Company Americas, the depositary for our ADS holders. We are aware of 14 record shareholders being a US citizen or an entity incorporated in the US, including the depository, as at March 31, 2020. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.

In April 2019, Mr. Keshav Murugesh was appointed as the Chairman of NASSCOM. During fiscal 2020, we have paid membership and subscription charges and sponsorship and participation fees for various events conducted by NASSCOM amounting to $204.

Ms. Renu S Karnad is a Director on the Board of HDFC Asset Management Company Limited (“HDFC”). Her last day on our Board was February 14, 2020. We have invested in mutual funds managed by HDFC and the principal outstanding as at February 14, 2020 was $13,951.

During fiscal 2015, Mr. Gareth Williams was appointed as a Non-Executive director of SAGA Plc. who is our client. During fiscal 2020, we earned a net revenue of $1,430 from this client.

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

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013 which has been renewed for another five years starting from April 2018. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2016 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,439.2 million ($32.3 million based on the exchange rate on March 31, 2020) in additional taxes, including interest of ₹835.6 million ($11.1 million based on the exchange rate on March 31, 2020).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$(0.2	)(1)	₹	3.1	$(0.1	)(1)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) and WNS Global Services (UK) Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.2	)(1)	₹	2.2	$(0.1	)(1)
WNS Global	Fiscal 2005	₹	27.4	$(0.4	)(1)	₹	8.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	1.2	$(0.1	)(1)
WNS Global	Fiscal 2006	₹	489.2	$(6.4	)(1)	₹	181.6	$(2.3	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
WNS Global	Fiscal 2007	₹	71.8	$(1.0	)(1)	₹	22.8	$(0.3	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
Permanent establishment of WNS NA Inc. in India	Fiscal 2008	₹	19.5	$(0.3	)(1)	₹	—	$—
Permanent establishment of WNS UK in India	Fiscal 2009	₹	6.7	$(0.1	)(1)	₹	—	$—
WNS Global	Fiscal 2009	₹	55.2	$(0.7	)(1)	₹	—	$—
WNS BCS	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	8.2	$(0.1	)(1)
WNS Global	Fiscal 2012	₹	305.7	$(4.0	)(1)	₹	107.4	$(1.4	)(1)
WNS Global	Fiscal 2013	₹	423.0	$(5.4	)(1)	₹	137.2	$(1.8	)(1)
WNS Global	Fiscal 2014	₹	480.1	$(6.3	)(1)	₹	257.4	$(3.4	)(1)
WNS Global	Fiscal 2015	₹	258.6	$(3.4	)(1)	₹	94.9	$(1.2	)(1)
WNS Global	Fiscal 2016	₹	209.0	$(2.8	)(1)		—	—
Total		₹	2,439.2	$(32.3	)(1)	₹	835.6	$(11.1	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2020.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2020, we have provided a tax reserve of ₹774.3 million ($10.2 million based on the exchange rate on March 31, 2020) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹3,704.6 million ($49.0 million based on the exchange rate on March 31, 2020) in additional taxes, including interest of ₹1,253.9 million ($16.6 million based on the exchange rate on March 31, 2020). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹916.4 million ($12.1 million based on the exchange rate on March 31, 2020) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2020, corporate tax returns for fiscal years 2017 and thereafter remain subject to examination by tax authorities in India.

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

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2020) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

B. Significant Changes

There are uncertainties regarding the current COVID-19 pandemic, and we are closely monitoring the impact of the pandemic on all aspects of our business, including how it will impact our clients, employees, suppliers, vendors and business partners. While the pandemic impacted us adversely in the fourth quarter of fiscal 2020, it was limited to a ramp-down in the second half of March 2020. For further information, see “Part I — Item 5. Operating and Financial Review and Prospects — Global Economic Conditions — Impact of COVID-19.”

We are actively working to understand our clients’ changing requirements, adapt delivery to a “work from home” model, ensure data security, prioritize critical processes, adjust service levels, and manage costs. In addition, we are receiving client requests for price reductions, discounts and extended payment terms. As a result, we expect additional impact on our business, financial condition, results of operations and cash flow for the quarter ending June 30, 2020 and potentially for subsequent quarters. The magnitude of the impact on future quarters’ and full fiscal year’s financial performance will be dependant on how long the COVID-19 pandemic lasts, and how long it takes our clients’ businesses to stabilize and recover.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2020 was 49,733,640. As at March 31, 2020, there were 49,467,872 ADSs outstanding (representing 49,467,872 ordinary shares).

The high and low last reported sale prices per ADS for the periods indicated are as shown below:

	Price per ADS on NYSE
	High	Low
Fiscal year:
2016	$34.36	$23.28
2017	$32.82	$24.82
2018	$48.26	$27.69
2019	$54.49	$39.24
2020	$75.86	$34.26
Fiscal Quarter:
2019
First quarter	$53.88	$44.37
Second quarter	$54.37	$47.78
Third quarter	$51.60	$39.56
Fourth quarter	$54.49	$39.24
2020
First quarter	$59.86	$52.81
Second quarter	$65.00	$56.93
Third quarter	$66.90	$56.62
Fourth quarter	$75.86	$34.26
Month:
November 2019	$63.99	$60.67
December 2019	$66.90	$61.93
January 2020	$73.48	$65.43
February 2020	$75.86	$63.73
March 2020	$67.88	$34.26
April 2020	$48.85	$36.07

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

The address of our secretary, Mourant Governance Services (Jersey) Limited, and share registrar, Mourant Ozannes Corporate Services (Jersey) Limited, is 22 Grenville Street, St Helier, Jersey JE4 8PX. Our share register is maintained at the premises of Mourant Ozannes Corporate Services (Jersey) Limited.

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

Share Capital

As at March 31, 2020, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2020, 2019 and 2018, we had 49,733,640 shares, 50,051,920 shares (excluding 1,101,300 treasury shares) and 50,434,080 shares (excluding 4,400,000 treasury shares), respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from the issuance of ordinary shares pursuant to our three share-based incentive plans: our 2002 Stock Incentive Plan, our 2006 Incentive Award Plan (as amended and restated) and our 2016 Incentive Award Plan (as amended and restated). Other than pursuant to our incentive award plans, we have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

Directors’ Interests in Contracts

Subject to the provisions of the 1991 Law, a director may hold any other office or place of profit under us (other than the office of auditor) in conjunction with his office of director and may act in a professional capacity to us on such terms as to tenure of office, remuneration and otherwise as we may determine and, provided that he has disclosed to us the nature and extent of any of his interests which conflict or may conflict to a material extent with our interests at the first meeting of the directors at which a transaction is considered or as soon as practical after that meeting by notice in writing to the secretary or has otherwise previously disclosed that he is to be regarded as interested in a transaction with a specific person, a director notwithstanding his office (1) may be a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested, (2) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, anybody corporate promoted by us or in which we are otherwise interested, and (3) shall not, by reason of his office, be accountable to us for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

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

Unclaimed Dividends

Any dividend which has remained unclaimed for a period of 10 years from the date of declaration thereof shall, if the directors so resolve, be forfeited and cease to remain owing by us and shall thenceforth belong to us absolutely.

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

No Mandatory Offer Requirements

In some countries, the trading and securities legislation contains mandatory offer requirements when shareholders have reached certain share ownership thresholds. There are no mandatory offer requirements under Jersey legislation. The Companies (Takeovers and Mergers Panel) (Jersey) Law 2009 empowers the Minister for Economic Development in Jersey (the “Minister”) to appoint a Panel on Takeovers and Mergers (the “Jersey Panel”) as the body responsible for regulating takeovers and mergers of companies incorporated in Jersey. The Minister has appointed the UK Panel on Takeovers and Mergers (the “UK Panel”) to carry out the functions of the Jersey Panel. The Jersey Panel will be empowered to promulgate rules regulating takeovers and mergers of Jersey companies (the “Jersey Code”). The rules applicable to the regulation of takeovers and mergers promulgated by the UK Panel as set out in The City Code on Takeovers and Mergers (the “UK Code”) have been adopted as the Jersey Code. Rule 9 of the UK Code contains rules relative to mandatory offers. However, the UK Code only applies to (i) offers for Jersey companies if any of their securities are admitted to trading on a regulated market in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man and (ii) to public or certain private Jersey companies which are considered by the Panel to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. As none of our securities are listed on a regulated market in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man and as we are not centrally managed and controlled in the United Kingdom, the Channel Islands or the Isle of Man, it is not anticipated that the UK Code (which has been adopted as the Jersey Code) will apply to us.

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

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory pre-emption provisions in relation to further issues of shares.

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

In March 2017, WNS Global Services Private Limited, WNS North America Inc. and WNS Healthcare North America LLC entered into the stock purchase agreement and plan of merger dated as of March 15, 2017 with HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein). Under the agreement, we acquired all ownership interests of HealthHelp, which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68.9 million, subject to adjustments for cash and working capital adjustments of $ 0.6 million and a contingent consideration of up to $8.5 million, payable over a period of two years and dependent on the achievement of revenue targets and continuation of a specified client contract. We have funded the acquisition primarily with a five year term loan with HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK, described in item 5 below.

(3) Share Purchase Agreement dated March 11, 2016 between WNS Global Services Private Limited, the Sellers (as defined therein) and Value Edge Research Services Private Limited and (4) Amendment Agreement dated May 25, 2016 between WNS Global Services Private Limited, the Sellers (as defined therein) and Value Edge Research Services Private Limited.

In March 2016, WNS Global Services Private Limited entered into the share purchase agreement dated March 11, 2016 with the Sellers (as defined therein) and Value Edge Research Services Private Limited. Under the agreement, we acquired all outstanding equity shares of Value Edge, which provides business research and analytics reports and databases across the domains of pharmaceutical, biotech and medical devices. The purchase price payable by us was $18.3 million including working capital adjustments of $0.8 and contingent consideration of $5.1 million, subject to compliance with certain conditions and payable over a period of three years. We funded this acquisition with cash on hand.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)		Average(2)		High		Low
2016	₹	66.25	₹	65.39	₹	68.84	₹	61.99
2017		64.85		67.01		68.86		64.85
2018		65.11		64.46		65.71		63.38
2019		69.16		69.87		74.33		64.92
2020		75.39		70.89		76.37		68.40
2021 (until April 24, 2020)		76.26		76.28		76.95		75.64

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High		Low
November 2019	₹	72.12	₹	70.76
December 2019		71.70		70.62
January 2020		71.86		70.69
February 2020		72.53		71.11
March 2020		76.37		72.88
April 2020 (until April 24, 2020)		76.95		75.64

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2016	£0.70	£0.66	£0.72	£0.63
2017	0.80	0.77	0.83	0.68
2018	0.71	0.75	0.81	0.70
2019	0.77	0.76	0.80	0.70
2020	0.80	0.79	0.87	0.75
2020 (until April 24, 2020)	0.81	0.81	0.82	0.79

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2019	£0.78	£0.77
December 2019	0.77	0.75
January 2020	0.77	0.76
February 2020	0.78	0.77
March 2020	0.87	0.76
April 2020 (until April 24, 2020)	0.82	0.79

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

Foreign Account Tax Compliance Act (“FATCA”)

FATCA was enacted by the United States Congress in March 2010 and came into effect in 2014 (albeit with staggered implementation dates). FATCA requires Financial Institutions (as defined under FATCA) (“FIs”) to use enhanced due diligence procedures to identify US persons who have invested in either non-US financial accounts or non-US entities. Pursuant to FATCA, certain payments of (or attributable to) US-source income, and the proceeds of sales of property that give rise to US-source payments made to the company, could be subject to 30% withholding tax unless the company agrees to adopt certain reporting and withholding requirements if the Company is treated as an FI. Although we do not currently believe we are an FI and would use reasonable efforts to avoid the imposition of such withholding tax if we were to be treated as an FI, no assurance can be given that we will be able to do so.

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

Common Reporting Standard (CRS)

On February 13, 2014, the Organization for Economic Co-operation and Development (“OECD”) released the CRS. This global standard for the automatic exchange of financial account information was modelled largely on the US FATCA regime but with some notable differences. On October 29, 2014, fifty-one jurisdictions signed the Multilateral Agreement that activates this automatic exchange of FATCA-like information in line with the CRS. There are now in excess of 90 jurisdictions signed up for implementation. Pursuant to the Multilateral Agreement, certain disclosure requirements may be imposed in respect of certain shareholders who are, or are entities that are controlled by one or more, residents of any of the signatory jurisdictions. It is expected that, where applicable, information that would need to be disclosed will include certain information about shareholders, their ultimate beneficial owners and/or controllers, and their investment in and returns from the company. Both Jersey and the UK have signed up to the Multilateral Agreement. To date the US has shown no intent to participate in the regime. Implementation for early adopters (including Jersey) began on January 1, 2016, with jurisdictions pledging to work towards the first information exchanges taking place by September 2017. Others are expected to follow with information exchange starting in 2018.

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

The following discussion does not address the Medicare contribution tax on net investment income or any state, local or non-US tax or any other tax consequences other than US federal income tax consequences. Furthermore, this summary does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs or ordinary shares, you generally will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your adjusted tax basis in such ADSs or ordinary shares. If the consideration you receive for the ADSs or ordinary shares is not paid in US dollars, the amount realized will be the US dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the US dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute US-source ordinary income or loss. Your initial tax basis in your ADSs or ordinary shares will equal the US dollar value of the cost of such ADSs or ordinary shares, as applicable. If you use foreign currency to purchase ADSs or ordinary shares, the cost of such ADSs or ordinary shares will be the US dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market, for US federal income tax purposes, and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, you will determine the US dollar value of the cost of such ADSs or ordinary shares, as applicable, by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

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

Based on our financial statements and relevant market price of our ADSs and ordinary shares, we believe that we should not be treated as a PFIC with respect to our most recently closed taxable year. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, absent a special election as discussed below. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year.

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 46.3% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2020 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2020, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $26.1 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $22.8 million in fiscal 2020, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $7.3 million in fiscal 2020, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $3.5 million in fiscal 2020. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2020 by approximately $36.1 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand in fiscal 2020 by approximately $6.1 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso in fiscal 2020 by approximately $9.8 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix of fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. The amounts outstanding under the swap agreements as at March 31, 2020 aggregated to $33.6 million.

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2020, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2020, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2020, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2020, has been audited by Grant Thornton India LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

WNS (Holdings) Limited

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2020, and our report dated May 1, 2020 expressed an unqualified opinion on those consolidated financial statements.

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
May 1, 2020

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Michael Menezes (Chairman), Keith Haviland, Mario P. Vitale and Jason Liberty. Each of Messrs. Menezes, Haviland, Vitale, and Liberty is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messrs. Menezes and Liberty each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. The Code of Business Ethics and Conduct was amended in October 2016 and July 2018 to refresh our core purposes and values and July 2019 to change the limit on the gift value in line with market standards. We have posted the code on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079,  India.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP served as our independent public accountant for fiscal 2020. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton India LLP and Grant Thornton member firms for fiscal 2020 and 2019.

	Fiscal
	2020	2019
Audit fees	$628,000	$643,250
Audit-related fees	2,000	22,500
Tax fees	22,260	21,000

Total	$652,260	$686,750

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

Audit-related fees: This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by an external auditor, and includes service tax certifications and out-of-pocket expenses.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2016, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date the shareholders resolution approving the repurchase program was passed. In October 2017, we completed repurchases under our share repurchase program of 3.3 million ADSs. Purchases of ADSs under the repurchase program during fiscal 2018 and 2017 were funded with cash on hand. The shares underlying these ADSs are recorded as treasury shares.

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

In fiscal 2020, we purchased 1,098,700 ADSs in the open market for a total consideration of $63.8 million (including transaction costs $10,987) under the above-mentioned share repurchase program.

We received authorization from our Board of Directors to cancel, and cancelled, 2.2 million ADSs that were held as treasury shares for an aggregate cost of $120.1 million. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million, and in share premium amounting to $119.9 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

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

The table below sets forth the details of ADSs repurchased during fiscal 2020, 2019 and 2018 under the above mentioned share repurchase programs:

Period	No. of ADSs purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $50 per ADS)
April 1 to April 30, 2017	—	—	—	$55,000
May 1 to May 31, 2017	—	—	—	55,000
June 1 to June 30, 2017	—	—	—	55,000
July 1 to July 31, 2017	—	—	—	55,000
August 1 to August 31, 2017	425,081	35.21	425,081	33,746
September 1 to September 30, 2017	454,458	36.02	454,458	11,023
October 1 to October 31, 2017	220,461	37.15	220,461	—

Period	No. of ADSs purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $100 per ADS)
April 1 to April 30, 2018	—	—	—	$330,000
May 1 to May 31, 2018	120,500	50.09	120,500	317,950
June 1 to June 30, 2018	329,800	52.44	329,800	284,970
July 1 to July 31, 2018	408,142	50.64	408,142	244,156
August 1 to August 31, 2018	241,558	50.86	241,558	220,000
September 1 to September 30, 2018	—	—	—	220,000
October 1 to October 31, 2018	—	—	—	220,000
November 1 to November 30, 2018	—	—	—	220,000
December 1 to December 31, 2018	—	—	—	220,000
January 1 to January 31, 2019	—	—	—	220,000
February 1 to February 28, 2019	1,300	51.00	1,300	219,870
March 1 to March 31, 2019	—	—	—	219,870
April 1 to April 30, 2019	—	—	—	219,870
May 1 to May 31, 2019	224,740	55.99	224,740	197,396
June 1 to June 30, 2019	577,482	58.30	577,482	139,648
July 1 to July 31, 2019	238,151	58.95	238,151	115,833
August 1 to August 31, 2019	—	—	—	115,833
September 1 to September 30, 2019	58,327	58.89	58,327	110,000
October 1 to October 31, 2019	—	—	—	110,000
November 1 to November 30, 2019	—	—	—	110,000
December 1 to December 31, 2019	—	—	—	110,000
January 1 to January 31, 2020	—	—	—	110,000
February 1 to February 28, 2020	—	—	—	110,000
March 1 to March 31, 2020	—	—	—	110,000
Total	2,200,000	54.58	2,200,000	$110,000

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our Corporate Governance Guidelines were last amended in February, 2019. We have posted our amended Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Adrian T. Dillon, John Freeland and Gareth Williams and Ms. Françoise Gri are members of our Board of Directors and they serve on our Nominating and Corporate Governance Committee while Messrs. Adrian T. Dillon, John Freeland and Gareth Williams serve on our Compensation Committee. Messrs. Michael Menezes, Keith Haviland, Mario P. Vitale and Jason Liberty serve on our Audit Committee. Each of Messrs. Dillon, Freeland, Menezes, Liberty, Williams, Haviland and Vitale and Ms. Gri satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2020 and 2019

•	Consolidated Statements of Income for the years ended March 31, 2020, 2019 and 2018

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2020, 2019 and 2018

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2020, 2019 and 2018

•	Consolidated Statements of Cash Flows for the years ended March 31, 2020, 2019 and 2018

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADRs, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended.**

4.1	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.2	Form of the First Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2018.

4.3	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.4	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.5	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.6	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10 th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.7	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11th floors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.8	Lease Deed commencing April 1, 2016 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.9	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10 — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.10	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5—incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.11	Leave and License Agreement dated March 8, 2016 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11—incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2016 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 12, 2016.

4.12	Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK - incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm.**

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 1, 2020

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

WNS (Holdings) Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 1, 2020 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

1. Goodwill impairment assessment — Auto Claims and HealthHelp cash generating units

Description of Matter:

As described in Note 10 to the consolidated financial statements, the Company has consolidated goodwill balance of $121,304 thousand as at March 31, 2020, which is allocated to the Company’s Cash Generating Units (“CGUs”). The goodwill balance is tested for impairment by the management at least annually at the CGU level, in accordance with the applicable accounting standards.

The determination of the recoverable amount of the CGUs requires management to make significant estimates and assumptions related to forecasts of future revenues, operating margins and discount rates which are complex and subjective. Changes in these assumptions could have a significant impact on either the recoverable amount of the CGUs, the amount of any goodwill impairment charge, or both.

Auditing management’s judgments regarding the assumptions and estimates referred above, involves a high degree of subjectivity. Considering impairment charge of $4,085 thousand for CGU Auto Claims recognized for the year which has resulted in reduction of carrying value of goodwill of this CGU to Nil, CGU HealthHelp being dependent on single customer in the current year, materiality of amounts involved together with the inherent subjectivity related to principal assumptions, which are dependent on current and future economic factors and trading conditions varying for different economic and geographical territories including estimation uncertainties arising from corona virus disease 2019 (“COVID-19”) pandemic, assessment of carrying values of goodwill for these units is considered to be complex and determined to be a critical audit matter in our current period audit.

How the matter was addressed in our audit:

The primary procedures we performed to address this critical audit matter included the following, among others:

•

Obtained an understanding of the management’s process for identification of CGU in accordance with IAS 36 — Impairment of Assets and tested the design and effectiveness of management’s controls over such identification and impairment tests;

•	Obtained the impairment assessment workings prepared by the management for the CGU – HealthHelp;

•

Obtained the management expert’s report for the fair value and Value in Use of the CGU — Auto Claims. Further, assessed the management expert’s qualifications and expertise and read their terms of engagement with the Company to determine whether there were any matters that might have affected their objectivity or may have imposed scope limitations upon their work;

•

Evaluated management’s ability to accurately forecast by comparing actual results with historical performance, budgets approved by the Board of Directors and whether assumptions considered are consistent with evidence obtained in other areas of the audit. Also evaluated the appropriateness of judgments applied by the management and management’s expert while assessing the possible impact of COVID-19;

•	Involved auditor’s expert to assist in evaluation of the growth rates and discount rates, including testing the underlying source of information; and the mathematical accuracy of the calculations;

•

Involved auditor’s expert to assist in evaluation of revenue and earnings multiple, including testing the underlying source of information and mathematical accuracy of the calculations, and comparing the multiples selected by the management to CGU Auto Claims guideline companies;

•

Performed independent sensitivity analysis of key assumptions, including the implied growth rates during explicit period, terminal growth rate and discount rate, to assess the effect of possible variations on the current estimated recoverable amount for the respective CGUs to evaluate sufficiency of headroom between recoverable value and carrying amounts; and

•

Evaluated the adequacy of disclosures given in the consolidated financial statements, including disclosure of significant assumptions and judgements, in accordance with applicable accounting standards.

2. IFRS 16 Leases

Description of Matter:

The Company has adopted the new standard on lease accounting — IFRS 16, Leases, during the year under audit, which replaces the existing standard IAS 17, and specifies how leases are recognized, measured, presented and disclosed. As a result of such adoption, as described in Note 4 to the consolidated financial statements, the Company’s lease liabilities balance and right-of-use assets balance was $179,553 thousand and $194,785 thousand, respectively, at April 1, 2019.

The Company has chosen to apply the “Modified Retrospective Approach” on the date of initial application (April 1, 2019) and recognized the cumulative adjustments to retained earnings. In order to compute the transition impact of IFRS 16, a significant data extraction exercise was undertaken by management to summarize all property and equipment lease data. The determination of transition impact involved application of significant judgements and estimates including determination of leases, lease term, use of practical expedients, and discount rates for each lease.

We have identified the adoption of IFRS 16 as a critical audit matter due to the materiality of the impact of implementation of the new standard, together with the inherent subjectivity related to principal assumptions such as discount rates.

How the matter was addressed in our audit:

The primary procedures we performed to address this critical audit matter included the following, among others:

•

Obtained an understanding of the management’s process for identification of leasing arrangements which are considered to be within the scope of IFRS 16, Leases, and tested the design and effectiveness of management’s controls relating to identification and accounting of lease contracts, the impact of transition to IFRS 16 and disclosures;

•

Reviewed the overall impact analysis prepared by the Company including completeness of lease contracts, lease term and application of practical expedients. Performed detailed ledger scrutiny to ensure all lease contracts are identified and accounted appropriately;

•	Verified the accuracy of the underlying lease data used to calculate the transitional impact, by agreeing a representative sample of leases to original contracts or other supporting information;

•

Verified the integrity and arithmetical accuracy of IFRS 16 calculations for each sample, through recalculation of the IFRS 16 adjustments, including verification of incremental borrowing rate (“discount rate”) for respective lease contract with rates provided by the bankers of the Company; and

•	Assessed whether the disclosures within the consolidated financial statements are appropriate in accordance with the requirements of IFRS 16, Leases.

3. Measurement of the provision for income tax exposures

Description of Matter:

The Company operates in various countries and is subject to income taxes in multiple tax jurisdictions, with complexities of transfer pricing, changing tax laws, and inter-company financing transactions, and is involved in various tax cases with respective tax authorities. Uncertainties arise primarily from certain ongoing tax litigations in the Indian jurisdiction. As described in Note 26 to the consolidated financial statements, the Company has recognized provisions in respect of uncertain tax positions aggregating $10,247 thousand as at March 31, 2020.

We identified measurement of provisions for the aforesaid income tax exposures as a critical audit matter, as the amounts involved are material, and the determination of provision for taxes requires the Company to make judgments on tax issues and develop estimates regarding the Company’s exposure to tax risks. Further, auditing management judgments on whether the tax positions are probable of being sustained in tax assessments involves a high degree of subjectivity.

How the matter was addressed in our audit:

The primary procedures we performed to address this critical audit matter included the following, among others:

•

Obtained an understanding of the management’s process for estimating provision for taxes including assessment of uncertain tax positions and tested the design and effectiveness of management’s controls over completeness of records of uncertain tax positions, and those related to interpretation of tax laws and its application in the estimation of tax liabilities including uncertain tax positions.

•	Involved auditor’s experts who assisted in:

¡	inspection of correspondences, assessment and settlement orders with applicable tax authorities;

¡	evaluation of the Company’s interpretation of tax laws and its potential impact on uncertain tax positions;

¡	evaluation of the assumptions used to determine tax provisions;

•	Evaluated the adequacy of disclosures given in the consolidated financial statements, in accordance with the applicable accounting standards.

/s/ GRANT THORNTON INDIA LLP

We have served as the Company’s auditor since 2011.

Mumbai, India

May 1, 2020

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2020	March 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	6	$96,929	$85,444
Investments	7	125,641	67,913
Trade receivables, net	8	89,772	73,872
Unbilled revenue	8	57,983	66,752
Funds held for clients		15,833	7,063
Derivative assets	15	13,198	13,394
Contract assets	21	7,479	4,190
Prepayments and other current assets	9	21,999	16,783

Total current assets		428,834	335,411
Non-current assets:
Goodwill	10	121,304	130,811
Intangible assets	11	70,100	80,188
Property and equipment	12	56,984	60,998
Right-of-use assets	13	159,098	—
Derivative assets	15	2,095	5,687
Deferred tax assets	26	28,942	23,772
Investments	7	80,135	82,487
Contract assets	21	28,885	22,037
Other non-current assets	9	35,952	44,239

Total non-current assets		583,495	450,219

TOTAL ASSETS		$1,012,329	$785,630

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$29,333	$17,831
Provisions and accrued expenses	17	28,983	27,619
Derivative liabilities	15	9,575	2,096
Pension and other employee obligations	16	76,857	68,121
Current portion of long-term debt	14	16,674	27,969
Contract liabilities	18	10,281	5,427
Current taxes payable	26	3,312	2,603
Lease liabilities	13	23,431	—
Other liabilities	19	7,393	10,294

Total current liabilities		205,839	161,960
Non-current liabilities:
Derivative liabilities	15	3,880	307
Pension and other employee obligations	16	12,999	11,248
Long term debt	14	16,748	33,422
Contract liabilities	18	20,073	6,609
Lease liabilities	13	155,461	—
Other non-current liabilities	19	164	8,959
Deferred tax liabilities	26	10,055	10,706
Total non-current liabilities		219,380	71,251

TOTAL LIABILITIES		$425,219	$233,211

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 49,733,640 shares and 51,153,220 shares each as at March 31, 2020 and March 31, 2019, respectively)	20	7,874	8,056
Share premium		187,268	269,529
Retained earnings		586,340	478,145
Other components of equity		(194,372)	(146,894)

Total shareholder’s equity, including shares held in treasury		587,110	608,836

Less: Nil shares as at March 31, 2020 and 1,101,300 shares as at March 31, 2019, held in treasury, at cost	20	—	(56,417)
Total shareholders’ equity		587,110	552,419

TOTAL LIABILITIES AND EQUITY		$1,012,329	$785,630

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2020	2019	2018
Revenue	21	$928,258	$809,120	$757,956
Cost of revenue	22	583,920	518,236	503,130

Gross profit		344,338	290,884	254,826
Operating expenses:
Selling and marketing expenses	22	52,802	44,573	41,767
General and administrative expenses	22	128,592	115,261	117,626
Foreign exchange gain, net		(3,382)	(4,495)	(14,973)
Impairment of goodwill	10	4,085	—	—
Amortization of intangible assets	11	15,653	15,783	15,505

Operating profit		146,588	119,762	94,901
Other income, net	24	(14,375)	(14,594)	(11,230)
Finance expense	23	17,011	3,204	4,264

Profit before income taxes		143,952	131,152	101,867
Income tax expense	26	27,183	25,719	15,431

Profit after tax		$116,769	$105,433	$86,436

Earnings per ordinary share	27

Basic		$2.35	$2.10	$1.72

Diluted		$2.24	$2.02	$1.63

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2020	2019	2018
Profit after tax		$116,769	$105,433	$86,436
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax		(610)	(104)	2,486
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)		8,717	13,582	(341)
Net change in time value of option contracts designated as cash flow hedges		(2,919)	(2,484)	—
Reclassification to profit or loss		(13,409)	(486)	(26,436)
Foreign currency translation (loss)/gain		(42,196)	(37,230)	14,202
Income tax benefit/(expense) relating to above	26	2,939	(1,877)	9,409

		$(46,868)	$(28,495)	$(3,166)

Total other comprehensive loss, net of taxes		$(47,478)	$(28,599)	$(680)

Total comprehensive income		$69,291	$76,834	$85,756

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)

					Other components of equity
					Foreign Currency Translation Reserve	Cash flow hedging reserve	Pension adjustments			Total shareholders’ equity
	Share capital		Share Premium	Retained earnings				Treasury shares
	Number	Par value						Number	Amount
Balance as at April 1, 2017	53,312,559	$8,333	$338,284	$277,988	$(132,167)	$17,348	$(35)	3,300,000	$(94,685)	$415,066
Shares issued for exercised options and RSUs (Refer note 25)	1,521,521	200	1,147	—	—	—	—	—	—	1,347
Purchase of treasury shares (Refer note 20)	—	—	—	—	—	—	—	1,100,000	(39,546)	(39,546)
Share-based compensation expense (Refer note 25)	—	—	30,565	—	—	—	—	—	—	30,565
Purchase of equity from non-controlling interest	—	—	(52)	—	—	—	—	—	—	(52)
Excess tax benefits relating to share-based options and RSUs (Refer note 26)	—	—	1,820	—	—	—	—	—	—	1,820

Transactions with owners	1,521,521	200	33,480	—	—	—	—	1,100,000	(39,546)	(5,866)

Profit	—	—	—	86,436	—	—	—	—	—	86,436
Other comprehensive income/(loss), net of taxes	—	—	—	—	14,202	(17,368)	2,486	—	—	(680)

Total comprehensive income/(loss) for the year	—	—	—	86,436	14,202	(17,368)	2,486	—	—	85,756

Balance as at March 31, 2018	54,834,080	$8,533	$371,764	$364,424	$(117,965)	$(20)	$2,451	4,400,000	$(134,231)	$494,956

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)

					Other components of equity
					Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments			Total shareholders’ equity
	Share capital		Share premium	Retained earnings				Treasury shares
	Number	Par value						Number	Amount
Balance as at March 31, 2018	54,834,080	$8,533	$371,764	$364,424	$(117,965)	$(20)	$2,451	4,400,000	$(134,231)	$494,956
Adoption of IFRS 9 (net of tax)	—	—	—	2,777	—	(2,761)	—	—	—	16
Adoption of IFRS 15 (net of tax)	—	—	—	5,511	—	—	—	—	—	5,511
Balance as at April 1, 2018	54,834,080	8,533	371,764	372,712	(117,965)	(2,781)	2,451	4,400,000	(134,231)	500,483
Shares issued for exercised options and RSUs (Refer Note 25)	719,140	96	(96)	—	—	—	—	—	—	—
Cancellation of treasury shares (Refer Note 20)	(4,400,000)	(573)	(133,658)	—	—	—	—	(4,400,000)	134,231	—
Purchase of treasury shares (Refer Note 20)	—	—	—	—	—	—	—	1,101,300	(56,417)	(56,417)
Share-based compensation expense (Refer note 25)	—	—	30,305	—	—	—	—	—	—	30,305
Excess tax benefits relating to share-based options and RSUs (Refer Note 26)	—	—	1,214	—	—	—	—	—	—	1,214

Transactions with owners	(3,680,860)	(477)	(102,235)	—	—	—	—	(3,298,700)	77,814	(24,898)

Profit after tax	—	—	—	105,433	—	—	—	—	—	105,433
Other comprehensive (loss) / income, net of taxes	—	—	—	—	(37,230)	8,735	(104)	—	—	(28,599)

Total comprehensive income/(loss) for the period	—	—	—	105,433	(37,230)	8,735	(104)	—	—	76,834

Balance as at March 31, 2019	51,153,220	8,056	269,529	$478,145	$(155,195)	$5,954	$2,347	1,101,300	$(56,417)	$552,419

					Other components of equity
					Foreign
					currency	Cash flow				Total shareholders’ equity
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount
Balance as at March 31, 2019	51,153,220	$8,056	$269,529	$478,145	$(155,195)	$5,954	$2,347	1,101,300	$(56,417)	$552,419
Adoption of IFRS 16 (net of tax) (Refer Note 4)	—	—	—	(8,574)	—	—	—	—	—	(8,574)
Balance as at April 1, 2019	51,153,220	8,056	269,529	469,571	(155,195)	5,954	2,347	1,101,300	(56,417)	543,845
Shares issued for exercised options and RSUs (Refer Note 25)	780,420	99	(99)	—	—	—	—	—	—	—
Cancellation of treasury shares (Refer Note 20)	(2,200,000)	(281)	(119,873)	—	—	—	—	(2,200,000)	120,154	—
Purchase of treasury shares (Refer Note 20)	—	—	—	—	—	—	—	1,098,700	(63,737)	(63,737)
Share-based compensation expense (Refer note 25)	—	—	37,520	—	—	—	—	—	—	37,520
Excess tax benefits relating to share-based options and RSUs (Refer Note 26)	—	—	191	—	—	—	—	—	—	191

Transactions with owners	(1,419,580)	(182)	(82,261)	—	—	—	—	(1,101,300)	56,417	(26,026)

Profit after tax	—	—	—	116,769	—	—	—	—	—	116,769
Other comprehensive loss, net of taxes	—	—	—	—	(42,196)	(4,672)	(610)	—	—	(47,478)

Total comprehensive income/(loss) for the period	—	—	—	116,769	(42,196)	(4,672)	(610)	—	—	69,291

Balance as at March 31, 2020	49,733,640	7,874	187,268	$586,340	$(197,391)	$1,282	$1,737	—	$—	$587,110

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

		Year ended March 31,
	Notes	2020	2019	2018
Cash flows from operating activities:
Profit after tax		$116,769	$105,433	$86,436
Adjustments to reconcile profit after tax to net cash generated from operating activities:
Depreciation and amortization		62,873	36,117	35,459
Impairment of goodwill	10	4,085	—	—
Share-based compensation expense		37,520	30,305	30,565
Amortization of debt issue cost		231	360	488
Allowances for expected credit losses (“ECL”)		712	659	(499)
Unrealized exchange loss/(gain), net		44	(2,441)	2,663
Income tax expense		27,183	25,719	15,431
Interest expense		16,780	2,844	3,778
Interest income		(3,840)	(2,556)	(3,693)
Income from marketable securities		(7,547)	(7,979)	(3,570)
Unrealized gain on investments		—	—	(3)
Income from funds held in escrow		—	—	(239)
Reversal of contingent consideration in relation to acquisition of HealthHelp	5(b)	—	—	(1,324)
(Gain)/loss on sale of property and equipment		(23)	25	(325)
Deferred rent		(2)	1,578	1,289
Excess tax benefit from share-based compensation expense		(998)	(1,260)	(685)
Unrealized loss/(gain) on derivative instruments		4,110	(372)	5,283
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue		(13,483)	(14,822)	(16,413)
Other assets		(24,154)	(17,340)	(4,196)
Trade payables		13,876	(585)	2,029
Contract liabilities		19,017	8,714	(2,560)
Other liabilities		18,991	8,279	13,722

Cash generated from operating activities before interest and income taxes		272,144	172,678	163,636
Income taxes paid		(31,180)	(22,992)	(27,265)
Interest paid		(15,180)	(2,521)	(3,390)
Interest received		2,837	2,489	3,327

Net cash provided by operating activities		228,621	149,654	136,308

Cash flows from investing activities:
Acquisition of HotelBeds Group S.L.U (“HotelBeds”)	5(a)	—	(233)	—
Adjustment towards acquisition of HealthHelp, net	5(b)	—	—	(573)
Adjustment towards acquisition of Denali, net	5(c)	—	—	446
Payment of contingent considerations in relation to acquisitions	5(b&c)	(1,745)	(6,922)	(5,465)
Proceeds from restricted cash, held in escrow		—	—	239
Government grant received		—	—	200
Government grants repaid		—	(200)	(136)
Payment for property and equipment and intangible assets		(27,860)	(32,292)	(33,684)
Proceeds from sale of property and equipment		82	120	367
Investment in fixed deposits		(75,977)	(27,899)	(26,532)
Proceeds from maturity of fixed deposits		43,258	31,336	30,698
Investment in marketable securities (long-term)		—	(78,823)	—
Marketable securities (purchased) / sold, net (short-term)		(37,410)	42,037	(12,761)
Profit on sale of marketable securities		2,657	1,497	—
Dividends received		—	32	3,570
Investment in mutual funds		(118)	—	(52)
Proceeds from redemption of mutual funds		125	—	—
Proceeds from maturity of fixed maturity plans (“FMPs”)		—	—	100

Net cash used in investing activities		(96,988)	(71,347)	(43,583)

Cash flows from financing activities:
Payment of repurchase of shares		(63,737)	(56,417)	(39,546)
Proceeds from exercise of stock options		—	—	1,347
Repayment of long-term debt		(28,200)	(28,100)	(28,100)
Principal payment for lease liabilities		(20,793)	—	—
Payment of debt issuance cost		—	—	(354)
Purchase of equity of non-controlling interest		—	—	(52)
Excess tax benefit from share-based compensation expense		998	1,260	685

Net cash used in financing activities		(111,732)	(83,257)	(66,020)

Exchange difference on cash and cash equivalents		(8,416)	(9,435)	3,321
Net change in cash and cash equivalents		11,485	(14,385)	30,026
Cash and cash equivalents at the beginning of the year		85,444	99,829	69,803

Cash and cash equivalents at the end of the year		$96,929	$85,444	$99,829

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$6,314	$6,114	$5,440
(ii) Release of restricted cash, held in escrow	5(d)	1,535	1,535	1,535

See accompanying notes.

Reconciliation of liabilities arising from financing activities as at March 31, 2020 and March 31, 2019 is as follows:

			Non-cash changes
	Opening balance April 1, 2019	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2020
Long-term debt (including current portion)	$61,391	$(28,200)	$231	$33,422

			Non-cash changes
	Opening balance April 1, 2018	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2019
Long-term debt (including current portion)	$89,131	$(28,100)	$360	$61,391

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

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 1, 2020.

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

Accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2018, except in relation to the new standards, IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”), IFRS 9 “Financial Instruments” (“IFRS 9”) adopted on April 1, 2018 and IFRS 16— “Leases”, adopted on April 1, 2019 (Refer Note 4). For the transition impact on adoption of IFRS 15 and IFRS 9 standards refer note 4 to the consolidated financial statements for the year ended March 31, 2019.

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

Estimation uncertainty relating to COVID-19 pandemic

In evaluating the recoverability of trade receivables including unbilled revenue, contract assets, goodwill, long lived assets and investments, the Company has considered all internal and external information in the preparation of the consolidated financial statements including credit reports and economic outlook. The Company has performed sensitivity analysis on the assumptions used and based on current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets. The impact of COVID-19 may be different from that estimated on preparation of these consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

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

xii.	Leases

The Company determines the lease term as the non-cancellable period of a lease including any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to operations, taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

The Company has applied an incremental borrowing rate for the purpose of computing lease liabilities based on the rate prevailing in respective geographies.

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

All financial liabilities are recognized initially at fair value, except in the case of loans and borrowings which are recognized at fair value, net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, bank overdrafts, contingent consideration and loans and borrowings.

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

Gains/(losses) on cash flow hedges on forecasted revenue transactions are recorded in foreign exchange gains/(losses) forming part of revenue. Changes in fair value of foreign currency derivative instruments not designated as cash flow hedges are recognized in the consolidated statement of income and reported within foreign exchange gains, net within results from operating activities.

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

i.	Share capital, share premium and treasury shares

The Company has only one class of equity shares. Par value of the equity share is recorded as the share capital and the amount received in excess of par value is classified as share premium. The credit corresponding to the share-based compensation expense and excess tax benefit related to the exercise of share options and restricted share units is recorded in share premium.

Treasury shares represent the consideration paid by the Company, including any directly attributable costs, to repurchase its own ordinary shares. Treasury shares are presented as a deduction from total equity. On cancellation of treasury shares, the amount paid is adjusted against share capital, to the extent of the par value of ordinary shares repurchased, and the balance is adjusted against share premium.

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

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $26 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

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

The Company’s liability for compensated absences is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to consolidated statement of income in the year in which they accrue.

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

In respect of arrangements involving sub-contracting, in part or whole of the assigned work, the Company evaluates revenues to be recognized under criteria established by IFRS 15 “Revenue from Contract with Customers (“IFRS 15”), application guidance in paragraphs B34 to B38 “Principal versus agent considerations.”

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

For a description of the Company’s revenue recognition accounting policy in effect before the Company’s adoption of IFRS 15 and “Part I- Item 5. Operating and Financial review and prospects-Critical Accounting Policies and “Part III-Item 18. Financial Statements- Summary of significant accounting policies-Note 2” in the Company’s annual report on Form 20-F for the year ended March 31, 2018.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

t.	Leases

The Company leases most of its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses.

The Company assesses whether a contract contains a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the company assesses whether: (i) the contract involves the use of an identified asset, (ii) the company has substantially all of the economic benefits from the use of the asset through the period of the lease, and (iii) the company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a ROU asset and a corresponding lease liability for all lease arrangements under which it is a lessee, except for short-term leases and low value leases. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. For short-term leases and low value leases, the Company recognizes the lease payments as an expense on a straight-line basis over the term of the lease.

The lease arrangements include options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities include these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the date of commencement of the lease on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. For leases under which the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the date of commencement of the lease in determining the present value of lease payments. Lease liabilities are remeasured with a corresponding adjustment to the related ROU asset if the Company changes its assessment as to whether it will exercise an extension or a termination option.

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

Finance expense comprises interest cost on borrowings, transaction costs, interest expense on lease liabilities and the gains/losses on settlement of related derivative instruments. The foreign exchange gains/losses on borrowings are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/losses, net within results from operating activities. Borrowing costs are recognized in the consolidated statement of income using the effective interest method.

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

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2020 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.

In September 2019, the IASB published “Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)” in response to the potential effects the interbank offered rate (“IBOR”) reforms could have on financial reporting. The amendments:

•

modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform;

•	are mandatory for all hedging relationships that are directly affected by the interest rate benchmark reform;

•

are not intended to provide relief from any other consequences arising from interest rate benchmark reform (if a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amendments, discontinuation of hedge accounting is required); and

•	require specific disclosures about the extent to which the entities’ hedging relationships are affected by the amendments.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and must be applied retrospectively. Early application is permitted.

The Company expects no material impact on its consolidated financial statements.

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

The Company expects no material impact of these amendments on its consolidated financial statements.

iii.

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

•

Primary users. The existing definition referred only to “users” which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

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

The new definition of “material” and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Company expects no material impact of these amendments on its consolidated financial statements.

iv.	In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) which clarifying the presentation of liabilities in the statement of financial position.

These clarifications include:

•

the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

•	the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

The Company expects no material impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Impact on adoption of new IFRS

Adoption of IFRS 16

Effective April 1, 2019, the Company has adopted IFRS 16, “Leases” (“IFRS 16”). As a result, the Company has changed its accounting policy for accounting of leasing arrangements, which has been detailed below.

The Company applied the “Modified Retrospective Approach” on the date of initial application (April 1, 2019) and made cumulative adjustments to retained earnings. Accordingly, comparatives for the year ended March 31, 2019 have not been retrospectively adjusted. The Company has elected the available practical expedients which allows the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company has also elected the practical expedient to not separate lease and non-lease components for all of its leases, non-capitalization of short-term leases (leases with a term of twelve months or less) and low value leases (leases for which the underlying asset is of low value).

The most significant effects of this new standard on the Company relate to the recognition of new right-of-use (“ROU”) assets and lease liabilities on its financial position for various real estate operating leases. Lease liability and ROU assets have been separately presented in the financial position and the payment of principal portion of lease liabilities has been classified as financing cash flows.

The adoption of this standard resulted in the recognition of ROU assets and lease liabilities for operating leases of $179,553 and $194,785, respectively, as at April 1, 2019. The cumulative effect (net of tax) of applying the standard of $8,574 was debited to retained earnings as at April 1, 2019.

The difference between the lease obligation disclosed as at March 31, 2019 under IAS 17 “Leases” disclosed under Note 29 of the Company’s consolidated financial statements included in the Company’s annual report on Form 20-F for the year ended March 31, 2019, and the value of the lease liabilities as at April 1, 2019 is primarily on account of the inclusion of extension and termination options reasonably certain to be exercised, the practical expedient to not separate lease and non-lease components in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16 (Refer note 13).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5. Business Combinations

a) Payment for business transfer (‘HotelBeds’)

On October 30, 2018, the Company entered into an agreement with HotelBeds Group S.L.U. (“HotelBeds”), a leading provider of travel services in Spain, pursuant to which the Company agreed to acquire certain assets and the related workforce of HotelBeds, effective January 1, 2019 (“Acquisition Date”). The net purchase price of the transaction, which was paid in cash was $233. The excess of purchase price over the assets acquired amounted to $203, which has been recognized as goodwill.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

c) Denali

On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali, a provider of strategic procurement BPM solutions for a purchase consideration of $38,668 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in first quarter of the year ended March 31, 2018), including adjustments for working capital. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $6,578. The Company funded the acquisition through a three-year secured term loan.

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

During the year ended March 31, 2020, a contingent consideration of $1,745 was paid by the Company to the sellers on achievement of the revenue target related to the third measurement period.

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

During the year ended March 31, 2020, 2019 and 2018, the Company released from escrow an amount of $1,535 each towards contingent consideration payable to the sellers.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2020	2019
Cash and bank balances	$57,523	$43,933
Short term deposits with banks*	39,406	41,511

Total	$96,929	$85,444

* Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

7. Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2020	2019
Investments in marketable securities and mutual funds	$162,746	$134,493
Investment in fixed deposits	43,030	15,907

Total	$205,776	$150,400

	As at
	March 31, 2020	March 31, 2019
Current investments	$125,641	$67,913
Non-current investment	80,135	82,487

Total	$205,776	$150,400

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Trade receivables and unbilled revenue, net

Trade receivables and unbilled revenue consist of the following:

	As at
	March 31,	March 31,
	2020	2019
Trade receivables and unbilled revenue*	$149,345	$141,806
Less: Allowances for ECL	(1,590)	(1,182)

Total	$147,755	$140,624

*	As at March 31, 2020 and March 31, 2019 unbilled revenue includes contract assets amounting to $905 and $1,457, respectively.

The movement in the ECL is as follows:

	Year ended March 31,
	2020	2019	2018
Balance as at March 31, 2018	$—	564	—
Impact of adoption of IFRS 9	—	(74)	—

Balance at the beginning of the year	1,182	$490	$1,713
Charged to profit or loss	1,316	1,171	2,115
Write-offs, net of collections	(299)	(331)	(1,136)
Reversals	(533)	(157)	(2,321)
Translation adjustment	(76)	9	193

Balance at the end of the year	$1,590	$1,182	$564

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9. Prepayments and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2020	March 31, 2019
Current:
Service tax and other tax receivables	$5,953	$1,117
Employee receivables	1,276	1,052
Advances to suppliers	1,602	2,073
Prepaid expenses	7,288	7,456
Restricted cash, held in escrow (Refer Note 5(d))	—	1,535
Other assets	5,880	3,550

Total	$21,999	$16,783

Non-current:
Deposits	$9,491	$9,205
Income tax assets	10,517	9,916
Service tax and other tax receivables	14,443	22,246
Other assets	1,501	2,872

Total	$35,952	$44,239

10. Goodwill

A summary of the carrying value of goodwill is as follows:

	As at
	March 31,	March 31,
	2020	2019
Gross carrying amount	$146,824	$153,453
Accumulated impairment of goodwill	(25,520)	(22,642)

Total	$121,304	$130,811

The movement in goodwill balance by reportable segment as at March 31, 2020 and 2019 is as follows:

Gross carrying amount

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2018	$130,553	$28,947	$159,500
Goodwill arising on acquisitions	203	—	203
Foreign currency translation	(4,260)	(1,990)	(6,250)

Balance as at March 31, 2019	$126,496	$26,957	$153,453

Goodwill arising on acquisitions	—	—	—
Foreign currency translation	(5,192)	(1,437)	(6,629)

Balance as at March 31, 2020	$121,304	$25,520	$146,824

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Accumulated impairment losses

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2018	$—	$24,314	$24,314
Impairment of goodwill recognized during the year	—	—	—
Foreign currency translation	—	(1,672)	(1,672)

Balance as at March 31, 2019	$—	$22,642	$22,642

Impairment of goodwill recognized during the year	—	4,085	4,085
Foreign currency translation	—	(1,207)	(1,207)

Balance as at March 31, 2020	—	$25,520	$25,520

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2020	2019
WNS Global BPM*	$3,611	$3,846
South Africa	3,689	4,557
Research and Analytics	42,178	46,087
Technology services	3,202	3,382
WNS Auto Claims BPM	—	4,315
Denali	29,542	29,542
HealthHelp	39,082	39,082

	$121,304	$130,811

*	Excluding South Africa, research and analytics, technology services, Denali and HealthHelp goodwill.

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

c)	The discount rates used are based on weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s– As at March 31, 2020
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services	WNS Auto Claims BPM
Discount rate	16.3%	16.9%	13.7%	16.3%	13.7%	14.5%	14.5%
Perpetual growth rate	3.0%	3.0%	2.5%	3.0%	2.5%	2.0%	2.0%

	CGU’s– As at March 31, 2019
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services	WNS Auto Claims BPM
Discount rate	16.5%	17.0%	13.2%	16.5%	13.2%	15.5%	15.5%
Perpetual growth rate	3.0%	3.0%	2.5%	3.0%	2.5%	2.0%	2.0%

*	Excluding South Africa, research and analytics, technology services, HealthHelp and Denali.

The assumptions used were based on the Company’s internal budget. The Company projected revenue, operating margins and cash flows for a period of five years and applied a perpetual long-term growth rate thereafter.

In arriving at its forecasts, the Company considered past experience, economic trends and inflation as well as industry and market trends including the outbreak of COVID-19. The projections also took into account factors such as the expected impact from new client wins and expansion from existing clients businesses and efficiency initiatives, and the maturity of the markets in which each business operates.

During the fourth quarter of the year ended March 31, 2020, the withdrawal of the UK from the EU, commonly referred to as “Brexit”, affecting insurance industry and downward revision in the expectation for future performance within WNS Auto Claims reportable segment due to contract renegotiations and loss of certain clients caused the financial projections and estimates of WNS Auto Claims BPM reportable segment to significantly decrease from the previous estimates. These factors arising in the fourth quarter of the year ended March 31, 2020 and with the operating environment in UK currently being highly uncertain had a significant and negative impact on the VIU of the WNS Auto Claims BPM reportable segment, and the Company determined that the carrying value of the reportable segment for WNS Auto Claims BPM exceeded the VIU as of the date of its annual impairment review. The Company further performed the valuation of FVLCOD of the impairment test.

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

The fair value of the WNS Auto Claims BPM reportable segment was determined using level 3 inputs through an income approach which includes assumptions for discount rate of 14.5% with annual and perpetual growth rate of 0.6% to 5.1% and 2.0% respectively. The Company used the “Market approach-Guideline Public Company Method” to corroborate the results of the income approach. The FVLCOD was higher than the VIU, which is considered as the recoverable amount of the CGU amounting to $33,592. The next step of the goodwill impairment test resulted in an impairment charge of $4,085 for goodwill related to the WNS Auto Claims BPM reportable segment during the year ended March 31, 2020. This impairment charge of $4,085 was recorded in operating expenses in the consolidated statement of income, which reduced the goodwill in WNS Auto Claims BPM to Nil as at March 31, 2020.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2019 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2018	$167,094	$122,862	$4,581	$653	$6,125	$1,835	$9,461	400	$33,849	$346,860
Additions	—	—	—	—	—	—	—	—	7,556	7,556
Translation adjustments	(5,146)	(1,225)	(298)	(6)	(73)	—	(172)	—	(1,742)	(8,662)

Balance as at March 31, 2019	$161,948	$121,637	$4,283	$647	$6,052	$1,835	$9,289	$400	$39,663	$345,754

Accumulated amortization
Balance as at April 1, 2018	$160,639	$66,748	$4,405	$315	$958	$1,835	$3,286	$—	$19,022	$257,208
Amortization	2,675	3,671	125	192	776	—	2,240	—	6,104	15,783
Translation adjustments	(4,940)	(1,031)	(298)	(6)	(17)	—	(79)	—	(1,054)	(7,425)

Balance as at March 31, 2019	$158,374	$69,388	$4,232	$501	$1,717	$1,835	$5,447	$—	$24,072	$265,566

Net carrying value as at March 31, 2019	$3,574	$52,249	$51	$146	$4,335	$—	$3,842	$400	$15,591	$80,188

The changes in the carrying value of intangible assets for the year ended March 31, 2020 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2019	$161,948	$121,637	$4,283	$647	$6,052	$1,835	$9,289	$400	$39,663	$345,754
Additions	—	—	—	—	—	—	—	—	6,948	6,948
Translation adjustments	(6,734)	(1,210)	(215)	(9)	(102)	—	(229)	—	(2,996)	(11,495)

Balance as at March 31, 2020	$155,214	$120,427	$4,068	$638	$5,950	$1,835	$9,060	$400	$43,615	$341,207

Accumulated amortization
Balance as at April 1, 2019	$158,374	$69,388	$4,232	$501	$1,717	$1,835	$5,447	$—	$24,072	$265,566
Amortization	2,436	3,658	51	145	774	—	2,230	—	6,359	15,653
Translation adjustments	(6,717)	(1,081)	(215)	(8)	(51)	—	(203)	—	(1,837)	(10,112)

Balance as at March 31, 2020	$154,093	$71,965	$4,068	$638	$2,440	$1,835	$7,474	$—	$28,594	$271,107

Net carrying value as at March 31, 2020	$1,121	$48,462	$—	$—	$3,510	$—	$1,586	$400	$15,021	$70,100

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2020, the estimated remaining weighted average amortization periods for definite lived intangible assets are as follows:

Balance life
(in months)
Customer contracts	11
Customer relationships	186
Covenant not-to-compete	10
Technology	56
Software	19

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2020 are as follows:

	Amount
2021	$13,117
2022	8,361
2023	6,934
2024	5,537
2025	4,664
Thereafter	31,087

	$69,700	*

*	excludes service mark, as it has an indefinite useful life

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2019 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2018	$10,223	$73,083	$77,387	$656	$69,166	$230,515
Additions	—	7,361	7,487	328	8,097	23,273
On acquisition (Refer Note 5(a))	—	30	—	—	—	30
Disposals/retirements	—	(2,812)	(2,856)	(158)	(1,275)	(7,101)
Translation adjustments	(260)	(4,572)	(4,739)	(45)	(4,287)	(13,903)

Balance as at March 31, 2019	$9,963	$73,090	$77,279	$781	$71,701	$232,814

Accumulated depreciation
Balance as at April 1, 2018	$4,710	$64,730	$56,892	$497	$45,446	$172,275
Depreciation	496	5,437	7,227	150	7,024	20,334
Disposals/retirements	—	(2,775)	(2,816)	(146)	(1,169)	(6,906)
Translation adjustments	(117)	(4,139)	(3,465)	(35)	(2,816)	(10,572)

Balance as at March 31, 2019	$5,089	$63,253	$57,838	$466	$48,485	$175,131

Capital work-in-progress						3,315

Net carrying value as at March 31, 2019						$60,998

The changes in the carrying value of property and equipment for the year ended March 31, 2020 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2019	$9,963	$73,090	$77,279	$781	$71,701	$232,814
Additions	—	6,837	7,399	265	5,790	20,291
On adoption of IFRS 16	—	—	—	—	(1,666)	(1,666)
Disposals/retirements	—	(293)	(1,184)	(130)	(637)	(2,244)
Translation adjustments	(361)	(5,246)	(5,091)	(78)	(4,260)	(15,036)

Balance as at March 31, 2020	$9,602	$74,388	$78,403	$838	$70,928	$234,159

Accumulated depreciation
Balance as at April 1, 2019	$5,089	$63,253	$57,838	$466	$48,485	$175,131
Depreciation	493	5,506	7,473	228	6,834	20,534
Disposals/retirements	—	(252)	(1,106)	(130)	(628)	(2,116)
On adoption of IFRS 16	—	—	—	—	(922)	(922)
Translation adjustments	(197)	(4,611)	(4,161)	(50)	(3,482)	(12,501)

Balance as at March 31, 2020	$5,385	$63,896	$60,044	$514	$50,287	$180,126

Capital work-in-progress						2,951

Net carrying value as at March 31, 2020						$56,984

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $111 as at March 31, 2019, respectively. As at March 31, 2020 there are no pledged assets as the company has received the discharge letter from BNP Paribas, Hong Kong releasing the pledged securities.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Leases

The changes in the carrying value of ROU assets for the year ended March 31, 2020 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2019	$—	$—	$—	$—	$—
On adoption of IFRS 16	178,958	39	34	522	179,553
Additions	17,826	—	—	32	17,858
Terminations/modifications	(2,614)	—	—	—	(2,614)
Translation adjustments	(10,331)	(5)	(2)	(39)	(10,377)

Balance as at March 31, 2020	$183,839	$34	$32	$515	$184,420

Accumulated depreciation
Balance as at April 1, 2019	$—	$—	$—	$—	$—
Depreciation	26,361	17	13	295	26,686
Terminations/modifications	(69)	—	—	—	(69)
Translation adjustments	(1,277)	(1)	(1)	(16)	(1,295)

Balance as at March 31, 2020	$25,015	$16	$12	$279	$25,322

Net carrying value as at March 31, 2020	$158,824	$18	$20	$236	$159,098

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 8.35%.

The company’s operating lease commitment as per IAS 17 as at March 31, 2019 and lease liability as per IFRS 16 recognised in the statement of financial position as at April 1, 2019 is reconciled as follows:

Amount
Total operating lease commitments disclosed at March 31, 2019	$161,919
Recognition exemption
Leases with remaining life of less than 12 months	(523)
Adjustments required under IFRS 16
Practical expedient for maintenance charges	15,225
Lease commencements after transition date	(5,823)
Others	(2,593)
Leased assets (other than premises) recognized as required by the new standard	638

Gross lease liability before discounting	$168,843
Effect of discounting using incremental borrowing rate	(35,602)
Discounted lease liability	133,241
Lease liability with respect to exercising reasonably certain extension options	61,544

Total lease liabilities recognized under IFRS 16 at April 1, 2019	$194,785

The following is the movement in lease liabilities during the year ended March 31, 2020.

Lease liabilities	Amount
Balance as at April 1, 2019	$—
On adoption of IFRS 16	194,785
Additions	16,044
Terminations/modifications	(2,535)
Finance expense	14,782
Payment of lease liabilities	(34,094)
Translation adjustments	(10,090)

Balance as at March 31, 2020	$178,892

Rental expense charged for short-term leases was $608, rental expense charged for low value leases was $175 and variable lease payments was $2,089 for the year ended March 31, 2020.

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2020, on an undiscounted basis:

Tenure	Amount
Less than 1 year	$35,110
1-3 years	64,065
3-5 years	56,075
More than 5 years	92,055

Total	$247,305

The total future cash outflows for leases that had not yet commenced were $9,582 as at March 31, 2020.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

		Final maturity	As at
Currency	Interest rate	(financial year)	March 31, 2020	March 31, 2019
US dollars	3M USD LIBOR+1.27%	2020	—	11,400
US dollars	3M USD LIBOR+0.95%	2022	33,600	50,400

Total			33,600	61,800
Less: Debt issuance cost			(178)	(409)
Total			33,422	61,391

Current portion of long-term debt			$16,674	$27,969
Long-term debt			$16,748	$33,422

The Company has entered into a floating to fixed interest rate swap in relation to these debts.

In January 2017, WNS North America Inc. obtained from BNP Paribas, Hong Kong, a three-year term loan facility of $34,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 1.27% per annum to finance the acquisition of Denali. WNS North America Inc. has pledged its shares of Denali as security for the loan. In connection with the term loan, the Company has entered into an interest rate swap with a bank to swap the variable portion of the interest based on the three-month US dollar LIBOR to a fixed rate of 1.5610%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in six semi-annual installments. The first five repayment installments are $5,650 each and the sixth and final repayment installment is $5,750. On July 20, 2017, January 22, 2018, July 20, 2018, January 22, 2019 and July 22, 2019 the Company made scheduled repayments of $5,650 each and on January 21, 2020, the Company repaid the final installment of $5,750.

The Company had pledged trade receivables, other financial assets and property and equipment with an aggregate amount of $125,317 as at March 31, 2019, as collateral for the above borrowings. As at March 31, 2020 there are no pledged assets as the company has received the discharge letter from BNP Paribas, Hong Kong releasing the pledged securities.

In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK a five-year term loan facility of $84,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company has entered into interest rate swaps with banks to swap the variable portion of the interest based on the three-month US dollar LIBOR to a fixed rate of 1.9635%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in ten semi-annual installments of $8,400 each. On September 14, 2017, March 14, 2018, September 17, 2018, March 14, 2019, September 16, 2019 and March 16, 2020 the Company made scheduled repayments of $8,400 each. As at March 31, 2020, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $49,937 (based on the exchange rate on March 31, 2020). The Company has also established a line of credit in the UK amounting to $12,202 (based on the exchange rate on March 31, 2020). Further the Company has also established a line of credit in South Africa amounting to $1,675 (based on the exchange rate on March 31, 2020).

As at March 31, 2020, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2020 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$96,929	$—	$—	$96,929	$96,929
Investment in fixed deposits	43,030	—	—	43,030	43,030
Investments in marketable securities and mutual funds	—	162,746	—	162,746	162,746
Trade receivables	89,772	—	—	89,772	89,772
Unbilled revenue(1)	57,078	—	—	57,078	57,078
Funds held for clients	15,833	—	—	15,833	15,833
Prepayments and other assets(2)	6,431	—	—	6,431	6,431
Other non-current assets(3)	9,925	—	—	9,925	9,925
Derivative assets	—	2,187	13,106	15,293	15,293

Total carrying value	$318,998	$164,933	$13,106	$497,037	$497,037

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$29,333	$—	$—	$29,333	$29,333
Long-term debt (includes current portion)(4)	33,600	—	—	33,600	33,600
Other employee obligations(5)	70,170	—	—	70,170	70,170
Provision and accrued expenses	28,983	—	—	28,983	28,983
Lease liabilities	178,892	—	—	178,892	178,892
Other liabilities(6)	1,197	—	—	1,197	1,197
Derivative liabilities	—	4,710	8,745	13,455	13,455

Total carrying value	$342,175	$4,710	$8,745	$355,630	$355,630

Notes:

(1)	Excluding non-financial assets $905.
(2)	Excluding non-financial assets $15,568.
(3)	Excluding non-financial assets $26,027.
(4)	Excluding non-financial asset (unamortized debt issuance cost) $178.
(5)	Excluding non-financial liabilities $19,686.
(6)	Excluding non-financial liabilities $6,360.

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

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2020 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$15,293	$—	$15,293	$(7,040)	$—	$8,253

Total	$15,293	$—	$15,293	$(7,040)	$—	$8,253

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$13,455	$—	$13,455	$(7,040)	$—	$6,415

Total	$13,455	$—	$13,455	$(7,040)	$—	$6,415

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2020 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,187	$—	$2,187	$—
Investments in marketable securities and mutual funds	162,746	162,388	358	—
Financial assets at FVOCI
Foreign exchange contracts	13,106	—	13,106	—

Total assets	$178,039	$162,388	$15,651	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$4,710	$—	$4,710	$—
Financial liabilities at FVOCI			—
Foreign exchange contracts	8,106	—	8,106	—
Interest rate swaps	639	—	639	—

Total liabilities	$13,455	$—	$13,455	$—

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

The movement in contingent consideration categorized under Level 3 fair value measurement is given below:

	For the year ended
	March 31, 2020	March 31, 2019
Balance at the beginning of the year	$3,197	$11,388
Additions	—	—
Payouts	(3,279)	(8,456)
Gain recognized in the consolidated statement of income	—	—
Finance expense recognized in the consolidated statement of income	82	265

Balance at the end of the year	$—	$3,197

During the years ended March 31, 2020 and 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Fair value on a non-recurring basis as at March 31, 2020

The non-recurring fair value measurement for the Auto Claim BPM CGU of $34,086 (before cost of disposal of $494) has been categorized as Level 3 fair value based on the inputs to the valuation technique used (Refer Note 10).

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

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	March 31, 2020	March 31, 2019
Forward contracts (Sell)
In US dollars	$263,092	$230,292
In pound sterling	105,677	134,077
In Euro	37,843	34,251
In Australian dollars	35,287	43,271
Others	17,420	2,866

	$459,319	$444,757

Option contracts (Sell)
In US dollars	$149,501	$134,060
In pound sterling	98,381	122,377
In Euro	39,038	32,226
In Australian dollars	40,922	42,106
Others	—	—

	$327,842	$330,769

Interest rate swap contracts
In US dollars	33,600	61,800

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2020, 2019 and 2018 are as follows:

	Year ended March 31,
	2020	2019	2018
Revenue	$12,695	66	$11,231
Foreign exchange gain, net	543	(2)	15,766
Finance expense	171	422	(561)
Income tax related to amounts reclassified into consolidated statement of income	(1,947)	(577)	(9,965)

Total	$11,462	(91)	$16,471

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2020, a gain amounting to $1,902 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months and a loss amounting to $620 on account of cash flow hedges in relation to interest rate swaps is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income a gain of $543, a loss of $2 and a loss of $20 for the years ended March 31, 2020, 2019 and 2018, respectively. The gain of $543 for the year ended March 31, 2020 is due to impact on account of COVID-19.

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

Based upon the Company’s level of operations for the year ended March 31, 2020, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2020 by approximately $26,051. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2020 by approximately $36,072.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2020 is as follows:

	As at March 31, 2020
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$2,180	712	—	44	1,056	387	$4,379
Investments	403	—	—	—	—	—	403
Trade receivables	88,520	34,029	2,581	11,389	11,188	2,877	150,584
Unbilled revenue	3,899	3,651	—	74	4,200	502	12,325
Prepayments and other current assets	364	177	54	4	104	27	730
Other non-current assets	3	—	—	—	181	16	200
Trade payables	(31,203)	(70,745)	(6,367)	(4,640)	(13,266)	(1,064)	(127,285)
Provisions and accrued expenses	(4,456)	(907)	7	—	(695)	(20)	(6,070)
Pension and other employee obligations	(4,055)	(92)	—	—	(38)	(217)	(4,402)
Lease liabilities	—	—	—	—	(7,573)	(27)	(7,600)
Other liabilities	(1)	(7)	—	—	—	(1)	(9)

Net assets/ (liabilities)	$55,654	(33,182)	(3,725)	6,871	(4,843)	2,480	$23,255

The foreign currency risk from non-derivative financial instruments as at March 31, 2019 is as follows:

	As at March 31, 2019
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$1,204	263	—	2,864	528	214	$5,073
Trade receivables	100,713	48,198	3,629	17,107	12,459	3,395	185,501
Unbilled revenue	4,576	3,553	—	3,221	5,778	532	17,660
Prepayments and other current assets	522	311	2	82	85	16	1,018
Other non-current assets	4	—	—	—	—	15	19
Trade payables	(28,704)	(63,467)	(8,332)	(9,059)	(10,265)	(596)	(120,423)
Provisions and accrued expenses	(2,924)	(210)	(217)	(1,069)	(477)	(72)	(4,969)
Pension and other employee obligations	(127)	—	—	—	(28)	(177)	(332)
Other liabilities	(2)	(7)	—	—	—	(1)	(10)

Net assets/ (liabilities)	$75,262	(11,359)	(4,918)	13,146	8,080	3,326	$83,537

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

As at March 31, 2020, every 10% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $3,730.

Interest rate risk

The Company’s exposure to interest rate risk arises from borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered into during the year ended March 31, 2017, the Company entered into interest rate swap agreements with the banks in during the year ended March 31, 2017. These swap agreements effectively convert the term loans from variable US dollar LIBOR interest rates to fixed rates, thereby managing the Company’s exposure to changes in market interest rates under the term loans. The amounts outstanding under swap agreements as at March 31, 2020 aggregated $33,600.

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

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the UK and the US. Credit risk is managed through periodic assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of trade receivables. The credit risk on marketable securities, FMPs, mutual funds, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit ratings assigned by international credit-rating agencies. The maximum exposure to credit risk at the reporting date is primarily from trade receivables and unbilled revenue which amounted to $89,772 and $57,983, respectively as at March 31, 2020 and $73,872 and $66,752, respectively, as at March 31, 2019.

The Company provides loss allowance using the ECL model on trade receivables and unbilled revenue with no significant financing component at an amount equal to lifetime ECL (Refer Note 8).

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year Ended March 31,
	2020	2019	2018
Revenue from top customer	6.9%	6.9%	6.8%
Revenue from top five customers	25.1%	27.1%	29.4%

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with reputable banks and has unused lines of credit of $63,813 as of March 31, 2020 that could be drawn upon should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2020
	Less than 1 Year	1-2 years	2-5 years	Total
Long-term debt (includes current portion)(1)	$16,800	$16,800	$—	$33,600
Trade payables	29,333	—	—	29,333
Provision and accrued expenses	28,983	—	—	28,983
Other liabilities	1,197	—	—	1,197
Other employee obligations	70,170	—	—	70,170
Derivative financial instruments	9,575	3,880	—	13,455

Total(2)(3)	$156,058	$20,680	$—	$176,738

Notes:

(1)	Before netting off debt issuance cost of $178.
(2)	For contractual maturities of lease liabilities refer note 13.
(3)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2019
	Less than 1 Year	1-2 years	2-5 years	Total
Long-term debt (includes current portion)(1)	$28,200	$16,800	$16,800	$61,800
Trade payables	17,831	—	—	17,831
Provision and accrued expenses	27,619	—	—	27,619
Other liabilities	5,485	—	—	5,485
Other employee obligations	63,129	—	—	63,129
Derivative financial instruments	2,096	307	—	2,403

Total(2)	$144,360	$17,107	$16,800	$178,267

Notes:

(1)	Before netting off debt issuance cost of $409.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2020	March 31, 2019
Cash and cash equivalents	$96,929	$85,444
Investments	205,776	150,400
Long-term debt (includes current portion)(1)	(33,600)	(61,800)

Net cash position	$269,105	$174,044

Note:

(1)	Before netting off debt issuance cost of $178 and $409 as at March 31, 2020 and March 31, 2019, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16. Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	March 31, 2020	March 31, 2019
Current:
Salaries and bonus	$68,353	$62,320
Pension	1,196	854
Withholding taxes on salary and statutory payables	7,308	4,947

Total	$76,857	$68,121

Non-current:
Pension and other obligations	$12,999	$11,248

Total	$12,999	$11,248

Employee benefit costs consist of the following:

	Year ended March 31,
	2020	2019	2018
Salaries and bonus	$487,246	$424,005	$405,665
Employee benefit plans:
Defined contribution plan	12,675	11,572	11,684
Defined benefit plan	2,634	2,242	3,042
Share-based compensation expense (Refer note 25)	37,520	30,305	30,565

Total	$540,075	$468,124	$450,956

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2020	2019	2018
Cost of revenue	$399,441	$346,914	$329,289
Selling and marketing expenses	40,816	34,054	31,373
General and administrative expenses	99,818	87,156	90,294

Total	$540,075	$468,124	$450,956

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2020	2019	2018
India	$8,772	$7,919	$8,123
United States	1,548	1,387	1,279
United Kingdom	892	759	670
South Africa	789	840	860
Sri Lanka	480	505	625
Philippines	194	162	127

Total	$12,675	$11,572	$11,684

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2020	2019	2018
Service cost	$1,915	$1,621	$1,917
Past service cost	—	—	538
Interest on the net defined benefit liability	719	621	587

Net gratuity cost	$2,634	$2,242	$3,042

	As at
	March 2020	March 2019
Change in projected benefit obligations
Obligation at beginning of the year	$12,552	$11,101
Foreign currency translation	(1,206)	(671)
Service cost	1,915	1,621
Interest cost	805	692
Benefits paid	(1,423)	(1,213)
Business combinations	98	—
Actuarial (gain)/loss
From changes in demographic assumptions	(113)	48
From changes in financial assumptions	317	32
From actual experience compared to assumptions	579	942

Benefit obligation at end of the year	$13,524	$12,552

Change in plan assets
Plan assets at beginning of the year	$1,259	$1,041
Foreign currency translation	(107)	(57)
Expected return on plan assets	86	71
Actuarial (loss) /gain	(16)	(21)
Actual contributions	1,192	1,354
Benefits paid	(1,268)	(1,129)

Plan assets at end of the year	$1,146	$1,259

Accrued pension liability
Current	$1,196	$854
Non-current	11,182	10,439

Net amount recognized	$12,378	$11,293

Present value of funded defined benefit obligation	$12,814	$11,911
Fair value of plan assets	(1,146)	(1,259)

	11,668	10,652

Present value of unfunded defined benefit obligation	$710	$641

Weighted average duration of defined benefit obligation (both funded and unfunded)	5.0 years	5.0 years

Net amount recognized relating to the Company’s India plan, Philippines plan and Sri Lanka plan was $11,733, $46 and $599 as at March 31, 2020 and $10,683, $29 and $581 as at March 31, 2019, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In March 2018, the Government of India amended the Payment of Gratuity Act, 1972 to increase the maximum limit of lump-sum gratuity payment to eligible employees at retirement, death, and incapacitation or on termination of employment from $13 to $26 (from $15 to $31 as at March 31, 2018). As a result, the Company recognized an amount of $538 towards past service cost in the consolidated statement of income during the year ended March 31, 2018.

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2020	2019	2018
Discount rate:
India	6.3% to 6.6%	6.6% to 7.0%	6.6% to 7.3%
Philippines	3.7%	6.1%	3.1%
Sri Lanka	9.8%	11.0%	10.0%
Rate of increase in compensation level	7.0% to 8.0%	7.0% to 8.0%	7.0% to 10.0%
Expected rate of return on plan assets	6.6%	7.0%	7.3%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2020, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(4.6)%	(1.1)%	(5.1)%
Decrease in discount rate by 1%	5.1%	1.1%	5.7%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	3.7%	0.6%	5.2%
Decrease in salary escalation rate by 1%	(3.6)%	(0.6)%	(4.8)%

Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a 12 month period.

As at March 31, 2020, $4 and $1,142 ($4 and $1,255 as at March 31, 2019) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 62% and 38% are invested in unquoted government securities and money market instruments, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.

The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2020. The Company expects to contribute $2,204 to defined benefit plan for the year ending March 31, 2021. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2021	$2,342
2022	2,363
2023	2,448
2024	2,468
2025	2,629
Thereafter	11,487

$23,737

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2020	March 31, 2019
Accrued expenses	28,983	27,619

Total	$28,983	$27,619

18. Contract liabilities

Contract liabilities consists of the following:

	As at
	March 31, 2020	March 31, 2019
Current:
Payments in advance of services	$6,585	$2,229
Advance billings	3,195	3,092
Others	501	106

Total	$10,281	$5,427

Non-current:
Payments in advance of services	$19,565	$4,950
Advance billings	492	1,642
Others	16	17

Total	$20,073	$6,609

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2020	March 31, 2019
Current:
Withholding taxes and value added tax payables	$5,500	$4,741
Contingent consideration (Refer note 5(c) and 5(d))	—	3,197
Deferred rent (Refer note 4)	—	649
Other liabilities	1,893	1,707

Total	$7,393	$10,294

Non-current:
Deferred rent (Refer note 4)	$—	$7,780
Other liabilities	164	1,179

Total	$164	$8,959

20. Share capital

As at March 31, 2020, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 49,733,640 ordinary shares (excluding Nil treasury shares) outstanding as at March 31, 2020. There were no preferred shares outstanding as at March 31, 2020.

As at March 31, 2019, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,051,920 ordinary shares (excluding 1,101,300 treasury shares) outstanding as at March 31, 2019. There were no preferred shares outstanding as at March 31, 2019.

Treasury shares

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

During the year ended March 31, 2020, the Company purchased 1,098,700 ADSs, respectively in the open market for a total consideration of $63,737(including transaction costs $11) under the above-mentioned share repurchase program.

During the year ended March 31, 2020, the Company received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $120,115. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $282 and in share premium amounting to $119,873, in compliance with Jersey law. There was no effect on the total shareholders’equity as a result of this cancellation.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21. Revenue

Disaggregation of revenue

In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.

Revenue by service type

	Year ended March 31,
	2020	2019	2018
Industry-specific	$364,022	$307,214	$258,155
Finance and accounting	211,069	175,194	162,432
Customer interaction services	192,466	183,199	193,427
Research and analytics	96,337	91,716	89,402
Auto claims	46,418	34,885	35,414
Others	17,946	16,912	19,127

Total	$928,258	$809,120	$757,956

Revenue by industry

	Year ended March 31,
	2019	2019	2018
Insurance*	$257,586	$215,242	$194,593
Travel and leisure	166,766	140,996	142,091
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	152,973	142,091	137,049
Healthcare	146,622	124,109	111,593
Utilities	58,064	56,334	66,030
Shipping and logistics	56,064	49,858	33,922
Consulting and professional services	49,698	44,142	39,683
Banking and financial services	40,485	36,348	32,995

Total	$928,258	$809,120	$757,956

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 29.

Revenue by contract type

	Year ended March 31,
	2020	2019	2018
Full-time-equivalent	$615,765	$522,436	$473,899
Transaction*	144,637	137,219	141,618
Subscription	83,135	66,542	58,916
Fixed price	43,518	42,512	39,788
Others	41,203	40,411	43,735

Total	$928,258	$809,120	$757,956

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 29.

Revenue by geography

Refer Note 29 — External revenue.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Contract balances

The movement in contract assets and contract liabilities during the year ended March 31, 2020 is as follows:

	As at
	March 31, 2020
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$8,031	$13,411	$4,785	$26,227
Additions during the year	2,189	10,683	11,185	24,057
Amortization/recognition during the year	(1,675)	(4,122)	(5,087)	(10,884)
Impairment loss recognized during the year	(804)	—	(411)	(1,215)
Translation adjustments	(314)	(966)	(540)	(1,820)

Closing balance	$7,427	19,006	9,932	36,365

	As at
	March 31, 2020
	Payments in advance of services	Advance billings	Others	Total
Opening balance	$7,179	$4,734	$123	$12,036
Impact of balance sheet offset	2,255	6,379	639	9,273

Gross opening balance	9,434	11,113	762	21,309
Additions during the year	45,688	25,520	12,433	83,641
Revenue recognized during the year	(25,945)	(30,587)	(11,020)	(67,552)
Translation adjustments	(601)	(385)	(99)	(1,085)

Gross closing balance	28,576	5,661	2,076	36,313
Impact of balance sheet offset	(2,426)	(1,975)	(1,559)	(5,960)

Closing balance	$26,150	$3,686	$517	$30,353

The movement in contract assets and contract liabilities during the year ended March 31, 2019 is as follows:

As at April 1, 2018, the Company capitalized $6,821 towards incremental costs incurred for acquiring contracts that were not completed. The capitalized costs will be amortized on a straight-line basis over the expected life of the contract.

	As at
	March 31, 2019
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$—	$3,038	$3,202	$6,240
Impact on adoption of IFRS 15	6,821	201	359	7,381

	6,821	3,239	3,561	13,621
Additions during the year	3,182	11,507	6,533	21,222
Amortization/recognition during the year	(1,185)	(1,120)	(4,844)	(7,149)
Impairment loss recognized during the year	(508)	—	—	(508)
Translation adjustments	(279)	(215)	(465)	(959)

Closing balance	$8,031	13,411	4,785	26,227

	As at
	March 31, 2019
	Payments in advance of services	Advance billings	Others	Total
Opening balance	$1,107	$2,106	$266	$3,479
Impact of balance sheet offset	115	4,345	793	5,253

Gross opening balance	1,222	6,451	1,059	8,732
Impact on adoption of IFRS 15	64	—	—	64

	1,286	6,451	1,059	8,796
Additions during the year	11,175	44,940	11,861	67,976
Revenue recognized during the year	(2,918)	(39,927)	(12,075)	(54,920)
Translation adjustments	(109)	(351)	(83)	(543)

Gross closing balance	9,434	11,113	762	21,309
Impact of balance sheet offset	(2,255)	(6,379)	(639)	(9,273)

Closing balance	$7,179	$4,734	$123	$12,036

The estimated revenue expected to be recognized in the future relating to remaining performance obligations as at March 31, 2020 and March 31, 2019 is as follows:

	As at March 31, 2020
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$13,318	$4,224	$5,517	$—	$23,059

	As at March 31, 2019
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$15,635	$10,182	$1,906	$—	$27,723

The Company does not disclose the value of unsatisfied performance obligations for:

(i)	contracts with an original expected length of one year or less; and

(ii)	contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

22. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2020	2019	2018
Employee cost	$540,075	$468,124	$450,956
Repair payments	32,047	15,166	16,970
Facilities cost	62,743	91,393	89,037
Depreciation	47,220	20,334	19,954
Travel expenses	22,373	22,757	23,748
Legal and professional expenses	21,996	20,019	22,972
Others	38,860	40,277	38,886

Total cost of revenue, selling and marketing and general and administrative expenses	$765,314	$678,070	$662,523

23. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2020	2019	2018
Interest expense	$2,169	$3,266	$3,215
Interest expense on lease liabilities	14,782	—	—
(Gain)/loss on interest rate swaps	(171)	(422)	561
Debt issue cost	231	360	488

Total	$17,011	$3,204	$4,264

24. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2020	2019	2018
Interest income	$3,840	$2,556	$3,693
Dividend income	—	32	3,570
Net gain arising on financial assets designated as FVTPL	7,547	7,947	3
Others, net	2,988	4,059	3,964

Total	$14,375	$14,594	$11,230

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Share-based payments

The Company has three share-based incentive plans: the 2002 Stock Incentive Plan adopted on July 1, 2002 (which has expired), the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired) the “2006 Incentive Award Plan”, and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options are generally granted for a term of ten years. Options and RSUs have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at March 31, 2020, the Company had 2,526,482 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2020, 2019 and 2018 is as follows:

	Year ended March 31,
	2020		2019		2018
Share-based compensation expense recorded in	$		$		$
Cost of revenue		4,589		4,278		3,770
Selling and marketing expenses		4,789		3,983		2,557
General and administrative expenses		28,142		22,044		24,238

Total share-based compensation expense		$37,520		$30,305		$30,565

Upon exercise of share options and RSUs, the Company issued 780,420, 719,140 and 1,521,521 shares during the years ended March 31, 2020, 2019 and 2018, respectively.

Share-based options

The aggregate intrinsic value of options exercised during the year ended March 31, 2020, 2019 and 2018 was Nil, Nil and $180, respectively. The total grant date fair value of options vested during the year ended March 31, 2020, 2019 and 2018 was Nil for each year. Total cash received as a result of options exercised during the year ended March 31, 2020, 2019 and 2018 was Nil, Nil, and $1,347, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2020, 2019 and 2018.

The weighted average share price of options exercised during the year ended March 31, 2020, 2019 and 2018 was Nil, Nil and $30.44, respectively. As no options were outstanding at March 31, 2020 and 2019, there was no exercise price for these options and their weighted average remaining contractual term was zero years.

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

(i)

Movements in the number of RSUs dependent on non-market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2018	1,072,833	$27.05	$48,632
Granted	383,229	47.89
Exercised	(422,088)	28.40
Forfeited	(70,723)	36.08
Lapsed	(10,856)	8.22

Outstanding as at March 31, 2019	952,395	$34.38	$50,734
Granted	387,491	56.23
Exercised	(434,540)	32.79
Forfeited	(20,756)	63.00
Lapsed	—	—

Outstanding as at March 31, 2020	884,590	$44.07	$38,020
RSUs exercisable	397,215	$34.68	$17,072

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2020, there was $8,377 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.6 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation expenses related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2020, 2019 and 2018 was $56.23, $47.89, and $30.85, per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2020, 2019 and 2018 was $26,522, $21,324, and $34,339, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2020, 2019 and 2018 was $16,213, $15,964, and $16,931, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2020, 2019 and 2018 was $61.03, $50.52, and $35.73, respectively.

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

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2018	203,990	$13.21	$9,247
Granted	—	—
Exercised	—	—
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2019	203,990	$13.21	$10,867
Granted	—	—
Exercised	(5,000)	14.30
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2020	198,990	13.09	$7,908
RSUs exercisable	129,590	$12.59	$5,570

On March 15, 2017, the Company modified the vesting period in respect of the RSUs as follows:

a.	for RSUs granted in April 2014, the vesting date has been extended to the fifth anniversary of the grant date (i.e. April 2019)

b.	for RSUs granted in April 2015, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2019)

c.	for RSUs granted in April 2016, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2020)

Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The incremental fair value was determined using Monte-Carlo simulation by reference to the difference between fair value of original RSUs as of modification date and the fair value of modified RSUs as of modification date. The additional cost as a result of such modification in respect of modified share awards amounted to $1,185. The additional cost is spread over the period from the modification date until the vesting date of the modified award, which differs from the vesting date of the original award. The incremental cost recognized in the current year (March 31, 2019: $540) in respect of such modified share awards amounted to $77.

As at March 31, 2020, there was $3 of unrecognized compensation cost related to unvested market based RSUs. This amount is expected to be recognized over a weighted average period of 0.3 years. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2020, 2019 and 2018 was Nil, Nil, and Nil per ADS, respectively.

(iii)	RSUs related to total shareholder’s return (“TSR”)

During the year ended March 31, 2020, the Company issued 179,878 RSUs (March 31, 2019: 166,760 RSUs) to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.

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

The fair value of these RSUs is determined using Monte-Carlo simulation. The weighted average grant date fair value of RSUs granted during the year ended March 31, 2020, 2019 and 2018 was $63.10, $57.20 and $36.52, per ADS, respectively. The stock compensation expense charged during the year ended March 31, 2020 was $4,698 (March 31, 2019: $2,886). As at March 31, 2020, there was $5,478 of unrecognized compensation cost related to these RSUs. This amount is expected to be recognized over a weighted average period of 1.9 years.

Movements in the number of RSUs linked to the TSR condition outstanding under the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2018	248,655	$36.52	$11,272
Granted	166,760	57.20
Exercised	—	—
Forfeited	(62,040)	44.15
Lapsed	—	—

Outstanding as at March 31, 2019	353,375	$44.94	$18,824
Granted	179,878	63.10
Exercised	—	—
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2020	533,253	51.07	22,919
RSUs exercisable	—	$—	$—

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

Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2018	1,059,975	$26.36	$48,048
Granted	199,303	47.54
Exercised	(297,052)	23.25
Forfeited	(48,467)	30.06

Outstanding as at March 31, 2019	913,759	$29.80	$48,674
Granted	342,097	52.14
Exercised	(340,880)	25.74
Forfeited	(3,458)	42.70

Outstanding as at March 31, 2020	911,518	36.67	39,176
PSUs exercisable	277,490	$28.40	$11,927

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2020, there was $8,687 of unrecognized compensation costs related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 2.3 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2020, 2019 and 2018 was $52.14, $47.54, and $30.35, per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2020, 2019 and 2018 was $20,333, $15,077 and $17,737, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2020, 2019 and 2018 was $10,154, $9,535 and $8,696 respectively.

The weighted average share price of PSU exercised during the year ended March 31, 2020, 2019 and 2018 was $59.65, $50.75 and $35.01, respectively.

BBBEE program in South Africa

The Company’s South African subsidiary has issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 3,365, 14,250 and 32,050 RSUs during the years ended March 31, 2020, 2019 and 2018, which shall vest on the fourth, third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.

The total stock compensation expense in relation to these RSUs was $3,483 to be amortized over the vesting period of four years. The stock compensation expense charged during the years ended March 31, 2020 and 2019 was $777 and $760, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Income taxes

The domestic and foreign source component of profit/(loss) before income taxes is as follows:

	Year ended March 31,
	2020	2019	2018
Domestic	$(2,795)	$(2,742)	$(4,439)
Foreign	146,747	133,894	106,306

Profit before income taxes	$143,952	$131,152	$101,867

The Company’s income tax expense consists of the following:

	Year ended March 31,
	2020	2019	2018
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	31,270	27,526	24,494

	31,270	27,526	24,494

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(4,087)	(1,807)	(9,063)

	(4,087)	(1,807)	(9,063)

Income tax expense	$27,183	$25,719	$15,431

Domestic taxes are Nil as the corporate rate of tax applicable to companies in Jersey, Channel Islands is 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

From fiscal 2012 until the year ended March 31, 2020, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon, Noida, India registered under the Special Economic Zone (“SEZ”) scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations expiring between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption expiring between fiscal 2026 and fiscal 2034. The Company’s operations in Costa Rica are eligible for a 50% income tax exemption from fiscal 2018 to fiscal 2021. Between fiscal 2016 and fiscal 2020, the Company commenced operations in delivery centers in the Philippines that are eligible for various tax exemption benefits expiring between fiscal 2020 and fiscal 2023. Following the expiry of the tax benefits, income generated by our Philippines subsidiary, WNS Global Services Philippines Inc., will be taxed at the prevailing special tax rate, which is currently 5.0% on gross profit. Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have been taxed at 14% on a net basis with effect from April 1, 2018.

If the income tax exemptions described above were not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $17,692, $15,743 and $9,368 for the years ended March 31, 2020, 2019 and 2018, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2020 by $0.36 and $0.34, respectively ($0.31 and $0.30, respectively for the year ended March 31, 2019 and $0.19 and $0.18, respectively, for the year ended March 31, 2018).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2020	2019	2018
Current taxes:
Excess tax deductions related to share-based payments	(998)	(1,260)	(685)

	$(998)	$(1,260)	$(685)

Deferred taxes:
Excess tax deductions related to share-based payments	807	46	(1,135)

	$807	$46	$(1,135)

Total income tax recognized directly in equity	$(191)	$(1,214)	$(1,820)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2020	2019	2018
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	(2,939)	1,877	(9,409)
Pension liability	(189)	(939)	—

Total income tax recognized directly in other comprehensive income	$(3,128)	$938	$(9,409)

The reconciliation of estimated income tax to income tax expense:

	Year ended March 31,
	2020	2019	2018
Profit before income taxes	$143,952	$131,152	$101,867
Income tax expense at tax rates applicable to individual entities	43,379	41,264	32,702
Effect of:
Items not deductible for tax	414	544	221
Exempt income	(18,380)	(16,024)	(11,250)
Non tax deductible goodwill impairment	776		—
(Gain)/loss in respect of which deferred tax (liability)/asset not recognized due to uncertainty and ineligibility to carry forward	178	138	324
Recognition of unutilized tax benefits / Unrecognized losses utilized	(264)	(841)	—
Temporary difference that will reverse during tax holiday period	2,138	614	22
Change in tax rate and law	55	(401)	(5,685)
Provision for uncertain tax position	(409)	—	—
State taxes	61	620	317
Due to acquisitions and merger	—	—	(1,686)
One-time tax on undistributed earnings	—	—	266
Others, net	(765)	(195)	200

Income tax expense	$27,183	$25,719	$15,431

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2020 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Transition adjustments on adoption of IFRS 16	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$7,073	$—	$(736)	$—	$—	$(745)	$5,592
Net operating loss carry forward	1,287	—	(430)	—	—	(78)	779
Accruals deductible on actual payment	7,358	2,106	1,226	—	189	(1,054)	9,825
Share-based compensation expense	14,120	—	3,917	(807)	—	(1,129)	16,101
Minimum alternate tax	552	—	135	—	—	(58)	629
Others	482	—	(295)	—	—	(57)	130

Total deferred tax assets	$30,872	$2,106	$3,817	$(807)	$189	$(3,121)	$33,056

Deferred tax liabilities:
Intangibles	12,183		(753)	—	—	7	11,437
Unrealized gain/(loss) on cash flow hedging and investments	3,539	—	(5)	—	(2,939)	(243)	352
Others	2,084	—	488	—	—	(192)	2,380

Total deferred tax liabilities	$17,806	$—	$(270)	$—	$(2,939)	$(428)	$14,169

Net deferred tax assets/(liabilities)	$13,066	$2,106	$4,087	$(807)	$3,128	$(2,693)	$18,887

Deferred taxes for the year ended March 31, 2019 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Transition adjustments on adoption of IFRS 15 & IFRS 9	Recognized in statement of income	Recognized in equity	Recognized in/ reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$7,291	$—	$321	$—	$—	$(539)	$7,073
Net operating loss carry forward	2,879	—	(1,559)	—	—	(33)	1,287
Accruals deductible on actual payment	7,424	(1,783)	1,214	—	939	(436)	7,358
Share-based compensation expense	12,770	—	1,980	(46)	—	(584)	14,120
Minimum alternate tax	420	—	153	—	—	(21)	552
Others	328	3	174	—	—	(23)	482

Total deferred tax assets	$31,112	$(1,780)	$2,283	$(46)	$939	$(1,636)	$30,872

Deferred tax liabilities:
Intangibles	12,662		(573)	—	—	94	12,183
Unrealized gain/(loss) on cash flow hedging and investments	1,759	—	46	—	1,877	(143)	3,539
Others	1,108	—	1,003	—	—	(27)	2,084

Total deferred tax liabilities	$15,529	$—	$476	$—	$1,877	$(76)	$17,806

Net deferred tax assets/(liabilities)	$15,583	$(1,780)	$1,807	$(46)	$(938)	$(1,560)	$13,066

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred tax presented in the consolidated statement of financial position is as follows:

	As at
	March 31, 2020	March 31, 2019
Deferred tax assets	28,942	23,772
Deferred tax liabilities	(10,055)	(10,706)

Net deferred tax assets	$18,887	$13,066

There are unused tax losses amounting to $20,604 as at March 31, 2020 for which no deferred tax asset has been recognized as these losses relate to a tax jurisdiction where the group entity has had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entity in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of the jurisdiction and, if not utilized, would expire on various dates starting from financial year 2021 to 2026. However, in the US and New Zealand there is no expiry period for the unused tax losses.

Deferred income tax liabilities on earnings of the Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $737,776, $617,038 and $494,571 as at March 31, 2020, 2019 and 2018, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2016, which assess additional taxable income that could in the aggregate give rise to an estimated $32,413 (March 31, 2019: $31,796) in additional taxes, including interest of $11,058 (March 31, 2019: $10,926). These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $49,025 (March 31, 2019: $55,135) in additional taxes, including interest of $16,594 (March 31, 2019: $18,413). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2020, the Company has provided a tax reserve of $10,247 (March 31, 2019: $11,658) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2020, corporate tax returns for years ended March 31, 2017 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,127 (March 31, 2019: $12,644) of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2020	2019	2018
Numerator:
Profit after tax	$116,769	$105,433	$86,436
Denominator:
Basic weighted average ordinary shares outstanding	49,726,636	50,139,389	50,388,440
Dilutive impact of equivalent share-based options and RSUs	2,310,304	2,138,724	2,527,160
Diluted weighted average ordinary shares outstanding	52,036,940	52,278,113	52,915,600

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excluded from the calculation of diluted EPS options and RSUs to purchase 3,365, 33,025 and 27,350 shares for the year ended March 31, 2020, 2019 and 2018, respectively, because their effect will be anti-dilutive.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

28. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2020:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands B.V.(1)		The Netherlands

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L	Costa Rica

	Denali Sourcing Services Inc.(2)	Delaware, USA

	- WNS Denali Sourcing Services Inc.(3)	Delaware, USA

WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom

	WNS Assistance (Legal) Limited(4)	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Legal Assistance LLP(5)	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	- WNS Customer Solutions (Singapore) Private Limited	Singapore

	- WNS Global Services (Australia) Pty Ltd	Australia

	- WNS New Zealand Limited(6)	New Zealand

	- Business Applications Associates Beijing Ltd	China

	WNS Global Services Private Limited(7)	India

	- WNS Global Services (UK) Limited(8)	United Kingdom

	- WNS Global Services SA (Pty) Limited	South Africa

	- WNS B-BBEE Staff Share Trust(9)	South Africa

	- Ucademy (Pty) Limited(10)	South Africa

	- WNS South Africa (Pty) Limited(11)	South Africa

	- MTS HealthHelp Inc.(12)	Delaware, USA

	- HealthHelp Holdings LLC(12)	Delaware, USA

	- HealthHelp LLC (12)	Delaware, USA

	- WNS-HealthHelp Philippines Inc.(13)	Philippines

	- Value Edge Inc.(14)	Delaware, USA

	- Value Edge AG.(14)	Switzerland

	- VE Value Edge GmbH(14)	Germany

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

	WNS Global Services (UK) International Limited(15)	United Kingdom

	- WNS Global Services North Americas Inc.(16)	Delaware, USA

WNS Business Consulting Netherlands B.V.(17)		The Netherlands

	WNS Global Services Philippines Inc.(17)	Philippines

Notes:

(1)

WNS Global Services Netherlands Cooperatief U.A. was converted into a BV entity with effect from January 9, 2020. As a consequence, the name of WNS Global Services Netherlands Cooperatief U.A. was changed to WNS Global Services Netherlands B.V. with effect from January 9, 2020.

(2)	On January 20, 2017, the Company acquired all outstanding equity shares of Denali Sourcing Services Inc.
(3)	WNS Denali Sourcing Services Inc., a wholly-owned subsidiary of Denali Sourcing Services Inc., was incorporated on November 27, 2019.
(4)	WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated on April 20, 2016.
(5)

WNS Legal Assistance LLP is a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 29) segment in the UK. During the year ended March 31, 2018, the Company acquired 20% of the equity capital of WNS Legal Assistance LLP from Prettys Solicitors (the non-controlling interest in WNS Legal Assistance LLP) as a consequence of which WNS Legal Assistance LLP has become a wholly-owned subsidiary of WNS Assistance Limited. WNS Legal Assistance LLP is 98.75% owned by WNS Assistance Limited and 1.25% owned by WNS Assistance (Legal) Limited.

(6)	WNS New Zealand Limited, a wholly-owned subsidiary of WNS Global Services (Australia) Pty Ltd, was incorporated on June 13, 2017.
(7)

WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited, WNS Global Services Netherlands B.V. and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 63.18%, of WNS Global Services Netherlands B.V. is 20.84% and of WNS Customer Solutions (Singapore) Private Limited is 15.98%.

(8)

WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. The percentage of holding of WNS Global Services Private Limited is 94.9% and of WNS (Holdings) Limited is 5.1%.

(9)

The WNS B-BBEE Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. The trust holds 10% of the equity capital of WNS Global Services SA (Pty) Limited and the balance 90% is held by WNS Global Services (UK) Limited. During the year ended March 31, 2020, the trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Limited, which entitles the trust to 45.56% voting rights in WNS South Africa (Pty) Limited.

(10)	Ucademy (Pty) Limited was incorporated as a subsidiary of WNS Global Services SA (Pty) Limited with effect from June 20, 2016.
(11)

WNS South Africa (Pty) Limited was incorporated as a subsidiary of WNS Global Services SA (Pty) Limited on December 19, 2018. The name of the entity was changed to WNS South Africa (Pty) Ltd with effect from September 25, 2019.

(12)

On March 15, 2017, the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries which existed on that date. HealthHelp Holdings LLC is 63.7% owned by MTS HealthHelp Inc. and 36.3% owned by WNS North America Inc.

(13)	WNS-HealthHelp Philippines Inc., a wholly-owned subsidiary of HealthHelp LLC, was incorporated on December 21, 2018.
(14)

On June 14, 2016, the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited. As part of the acquisition, the Company also acquired the three subsidiaries of Value Edge Research Services Private Limited which existed on that date. Value Edge Research Services Private Limited was merged with and into WNS Global Services Private Limited pursuant to a Scheme of Amalgamation approved by the National Company Law Tribunal on July 27, 2017.

(15)	WNS Global Services (UK) International Limited, a wholly-owned subsidiary of WNS (Mauritius) Limited, was incorporated on September 17, 2018.
(16)	WNS Global Services North Americas Inc, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on October 4, 2018.
(17)

WNS Business Consulting Netherlands B.V., a wholly-owned subsidiary of WNS (Holdings) Limited, was incorporated on March 17, 2020 pursuant to the execution of deed of demerger on March 16, 2020. The shares of WNS Global Services Philippines Inc. were transferred from WNS Global Services Netherlands B.V. to WNS Business Consulting Netherlands B.V. pursuant to the proposal of demerger.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Name of the related party	Relationship
Acumentor Inc. (with effect from (“w.e.f”) April 1, 2014)	An entity of which a member of key management is the sole proprietor

Razmatazz Events	An entity which a close relative of the member of key management owns and controls

Core Developers Private Limited (w.e.f. September 12, 2018)	An entity in which a member of key management has a controlling stake

Surface Architectural Supply Inc. (w.e.f. September 1, 2014)	An entity in which a member of key management has a controlling stake

J F Fitness of North America (w.e.f. September 1, 2014)	An entity in which a member of key management has a controlling stake

Sheron LLC (w.e.f. April 1, 2014) (Ceased to be a related party from January 31, 2019)	An entity which a member of key management and his close relative jointly own and control

JF Manufacturing LLC (w.e.f. May 22, 2017)	An entity in which a member of key management has a controlling stake

Haviland Digital Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a sole controlling stake

Mission Control Productions Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a controlling stake

Mirabilis Technology Services Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a controlling stake

Haviland Digital Co-Productions Limited (w.e.f. July 1, 2017)	An entity in which a member of key management has a sole controlling stake

35 Yard Development (w.e.f. July 1, 2017)	An entity in which a member of key management has a joint controlling stake

Vitality Risk LLC (w.e.f. October 27, 2017)	An entity in which a member of key management has a sole controlling stake

Cyber Speciality LLC (w.e.f from February 1, 2019) (ceased to be a related party from September 1, 2019)	An entity in which a member of key management has a joint controlling stake

Arceo.ai (w.e.f from September 1, 2019)	An entity in which a member of key management exercises control

Key management personnel
Adrian T. Dillon	Chairman

Keshav R. Murugesh	Director and Group Chief Executive Officer

Renu S. Karnad (Ceased to be director from February 14, 2020)	Director

Jason Liberty (Appointed on February 14, 2020)	Director

Anthony A. Greener (Ceased to be director from September 27, 2016)	Director

Albert Aboody (Ceased to be director from September 27, 2017)	Director

Swaminathan Rajamani	Chief People Officer

Ronald Gillette (Ceased from January 31, 2019)	Chief Operating Officer

Gautam Barai (Appointed on January 31, 2019)	Chief Operating Officer

Sanjay Puria	Group Chief Financial Officer

Gareth Williams	Director

Michael Menezes	Director

John Freeland	Director

Françoise Gri	Director

Keith Haviland (Appointed on July 1, 2017)	Director

Mario P. Vitale (Appointed on October 27, 2017)	Director

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2020	2019	2018
Key management personnel*
Remuneration and short-term benefits	6,959	6,464	6,614
Defined contribution plan	114	97	94
Other benefits	54	16	17
Share-based compensation expense	17,167	14,957	17,677

*	Defined benefit plan related costs are not disclosed as these are determined for the Company as a whole.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2020 are as follows:

	Year ended March 31, 2020
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$881,840	$46,418	$—	$928,258
Segment revenue	$882,016	$46,418	$(176)	$928,258
Payments to repair centers	—	32,047	—	32,047

Revenue less repair payments (non-GAAP)	882,016	14,371	(176)	896,211
Depreciation	46,722	498	—	47,220
Other costs	630,375	14,946	(176)	645,145
Impairment of goodwill (Refer note 10)	—	4,085	—	4,085

Segment operating profit/(loss)	204,919	(5,158)	—	199,761
Other income, net	(13,298)	(1,077)	—	(14,375)
Finance expense	16,932	79	—	17,011

Segment profit before income taxes	201,285	(4,160)	—	197,125
Income tax expense	27,387	(204)	—	27,183

Segment profit	173,898	(3,956)	—	169,942
Amortization of intangible assets				15,653
Share-based compensation expense				37,520

Profit after tax				$116,769

Addition to non-current assets	$42,973	$1,760	$—	$44,733
Total assets, net of elimination	892,572	119,757	—	1,012,329
Total liabilities, net of elimination	$339,660	$85,559	$—	$425,219

*	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM

No client individually accounted for more than 10% of the total revenue during the year ended March 31, 2020.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2019 are as follows:

	Year ended March 31, 2019
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$774,235	$34,885	$—	$809,120
Segment revenue	$774,309	$34,885	$(74)	$809,120
Payments to repair centers	—	15,166	—	15,166

Revenue less repair payments (non-GAAP)	774,309	19,719	(74)	793,954
Depreciation	20,130	204	—	20,334
Other costs	588,289	19,555	(74)	607,770

Segment operating profit/(loss)	165,890	(40)	—	165,850
Other income, net	(12,572)	(2,022)	—	(14,594)
Finance expense	3,204	—	—	3,204

Segment profit before income taxes	175,258	1,982	—	177,240
Income tax expense	25,503	216	—	25,719

Segment profit	149,755	1,766	—	151,521
Amortization of intangible assets				15,783
Share-based compensation expense				30,305

Profit after tax				$105,433

Addition to non-current assets	$29,583	$2,224	$—	$31,807
Total assets, net of elimination	667,261	118,369	—	785,630
Total liabilities, net of elimination	$156,298	$76,913	$—	$233,211

*	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended March 31,
	2020	2019	2018
Jersey, Channel Islands	$—	$—	$—
North America (primarily the US)	392,601	335,880	308,436
UK	291,295	253,962	258,863
Australia	79,875	77,187	66,626
Europe (excluding the UK)	74,308	56,383	47,169
South Africa	35,429	38,866	42,841
Rest of the world	54,750	46,842	34,021

Total	$928,258	$809,120	$757,956

The Company’s non-current assets (excluding goodwill and intangible assets) by geographic area are as follows:

	As at March 31,
	2020	2019
Jersey, Channel Islands	$—	$—
India	89,909	26,708
Philippines	70,028	18,797
South Africa	17,969	6,374
North America	16,423	3,777
UK	6,260	2,144
Rest of the world	15,493	3,198

Total	$216,082	$60,998

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

30. Commitment and contingencies

Capital commitments

As at March 31, 2020 and 2019, the Company had committed to spend approximately $9,586 and $10,778, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $1,358 and $1,352 as at March 31, 2020 and 2019, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $660 and $564 as at March 31, 2020 and 2019, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

31. Additional capital disclosures

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

The capital structure as at March 31, 2020 and 2019 was as follows:

	As at March 31,
	2020	2019	% Change
Total equity attributable to the equity shareholders of the Company	$587,110	$552,419	6%
As percentage of total capital	95%	90%
Long term debt (1)	33,600	61,800	(46)%
Total debt	$33,600	$61,800	(46)%
As percentage of total capital	5%	10%

Total capital (debt and equity)	$620,710	$614,219	1%

Note:

(1)	Before netting off debt issuance cost of $178 and $409 as at March 31, 2020 and March 31, 2019, respectively.

The Company is predominantly equity-financed. This is also evident from the fact that debt represents only 5% and 10% of total capital as at March 31, 2020 and 2019, respectively.

32. Subsequent events

There are uncertainties regarding the current coronavirus (“COVID-19”) pandemic, and the Company is closely monitoring the impact of the pandemic on all aspects of its business, including how it will impact Company’s customers, employees, suppliers, vendors and business partners. While the pandemic impacted us adversely in the fourth quarter of the fiscal 2020 and the Company’s financial results for the year ended March 31, 2020, it was limited to a ramp-down in the second half of the March month.

The Company is actively working to understand its client’s changing requirements, adapt delivery to a “work from home” model, ensure data security, prioritize critical processes, adjust service levels, and manage costs. In addition, the Company is receiving client requests for price reductions, discounts, and extended payment terms. As a result, the Company expects additional impact for the quarter ending June 30, 2020 and potentially subsequent quarters as compared to fiscal 2020. The magnitude of the impact to coming quarters and full year financial performance will be a function of how long the COVID-19 pandemic lasts on a global basis, and how long it takes our client’s businesses to stabilize and recover.