Form 20-F
period 2021-03-31
WNS (HOLDINGS) LTD
filed 2021-05-14
CIK 1356570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

As at March 31, 2021, 49,402,203 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 49,122,862 ordinary shares were held in the form of American Depositary Shares (“ADSs”). Each ADS represents one ordinary share.

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

Ex 4.9 Lease Deed dated December 16, 2020 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park.

Ex 4.10 Leave and License Agreement dated Feb 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10.

Ex 4.11 Leave and License Agreement dated Feb 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 1,08,000 square feet at plant 5.

Ex 4.12 Leave and License Agreement dated Feb 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11.

Ex-4.13 Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited and Standard Chartered Bank, UK

Ex-8.1 List of subsidiaries of WNS (Holdings) Limited

Ex-12.1 Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”), independent registered public accounting firm

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	our dependence on a limited number of clients in a limited number of industries;

•	the impact of the ongoing coronavirus disease 2019 (“COVID-19”) pandemic on our and our clients’ business, financial condition, results of operations and cash flows;

•	currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	increasing competition in the BPM industry;

•	technological innovation;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to collect our receivables from, or bill our unbilled services to, our clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as at and for the years ended March 31, 2021, 2020, 2019, 2018 and 2017 have been prepared in conformity with IFRS, as issued by the IASB.

The following selected financial data should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

The following selected consolidated statement of income data for fiscal 2021, 2020 and 2019 and selected consolidated statement of financial position data as at March 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for fiscal 2018 and 2017 and selected consolidated statement of financial position data as at March 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements which are not included in this annual report.

	For the year ended March 31,
	2021	2020	2019	2018	2017
	(US dollars in millions, except share and per share data)
Consolidated statement of income data:
Revenue	$912.6	$928.3	$809.1	$758.0	$602.5
Cost of revenue (1) (2)	587.2	583.9	518.2	503.1	403.3

Gross profit	325.4	344.3	290.9	254.8	199.2
Operating expenses:
Selling and marketing expenses (1)	49.6	52.8	44.6	41.8	32.6
General and administrative expenses (1)	126.3	128.6	115.2	117.6	91.7
Foreign exchange gains, net (3)	0.8	(3.4)	(4.5)	(15.0)	(14.5)
Impairment of goodwill	—	4.1	—	—	21.7
Amortization of intangible assets	13.7	15.7	15.8	15.5	20.5

Operating profit	135.1	146.6	119.8	94.9	47.2
Other income, net	(12.5)	(14.4)	(14.6)	(11.2)	(8.7)
Finance expense (2)	14.8	17.0	3.2	4.3	0.5

Profit before income taxes	132.7	144.0	131.1	101.8	55.3
Income tax expense	30.1	27.2	25.7	15.4	17.5

Profit after tax	$102.6	$116.8	$105.4	$86.4	$37.8

Earnings per share of ordinary share:
Basic	$2.06	$2.35	$2.10	$1.72	$0.75
Diluted	$1.97	$2.24	$2.02	$1.63	$0.71
Basic weighted average ordinary shares outstanding	49,765,672	49,726,636	50,139,389	50,388,440	50,582,852
Diluted weighted average ordinary shares outstanding	52,108,749	52,036,940	52,278,113	52,915,600	52,940,308

	As at March 31,
	2021	2020	2019	2018	2017
	(US dollars in millions)
Consolidated statement of financial position data:
Assets
Cash and cash equivalents	$105.6	$96.9	$85.4	$99.8	$69.8
Investments	203.7	125.6	67.9	121.0	112.0
Trade receivables including unbilled revenue, net	149.5	147.8	140.6	133.1	109.3
Contract assets(4)	7.8	7.5	4.2	—	—
Other current assets (5)	43.3	51.0	37.3	46.7	71.9

Total current assets	509.9	428.8	335.4	400.6	363.0

Goodwill and intangible assets, net	189.1	191.4	211.0	224.9	230.6
Property and equipment, net	52.3	57.0	61.0	60.6	54.8
Right-of-use assets (2)	166.8	159.1	—	—	—
Deferred tax assets	33.0	28.9	23.8	27.4	16.7
Investments	85.8	80.1	82.5	0.5	0.4
Contract assets (4)	27.1	28.9	22.0	—	—
Other non-current assets (6)	42.1	38.0	49.9	45.6	38.5

Total non-current assets	596.2	583.5	450.2	359.0	341.1

Total assets	1,016.1	1,012.3	785.6	759.6	704.1

Liabilities and equity
Current portion of long-term debt	16.7	16.7	28.0	27.7	27.6
Trade payables	28.0	29.3	17.8	19.7	14.2
Lease liabilities (2)	26.0	23.4	—	—	—
Other current liabilities (7)	136.8	136.4	116.2	119.9	106.9

Total current liabilities	207.5	205.8	162.0	167.3	148.7

Long-term debt	—	16.7	33.4	61.4	89.1
Lease liabilities(2)	165.9	155.5	—	—	—
Other non-current liabilities (8)	48.7	47.2	37.8	35.9	51.2

Total non-current liabilities	214.6	219.4	71.2	97.3	140.3

Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,502,203, 49,733,640, 51,153,220 54,834,080 and 53,312,559 shares each as at March 31, 2021, 2020, 2019, 2018 and 2017, respectively)	7.9	7.9	8.1	8.5	8.3
Share premium	227.7	187.3	269.5	371.8	338.3
Other shareholders’ equity (9)	527.1	392.0	331.2	248.9	163.2

Total shareholders’ equity, including shares held in treasury	762.7	587.1	608.8	629.2	509.8

Less: 1,100,000 shares as at March 31, 2021, Nil shares as at March 31, 2020, 1,101,300 shares as at March 31, 2019, 4,400,000 shares as at March 31, 2018 and 3,300,000 shares as at March 31, 2017, held in treasury, at cost	(78.6)	—	(56.4)	(134.2)	(94.7)

Total shareholders’ equity	684.1	587.1	552.4	495.0	415.1

Total liabilities and equity	$1,016.1	$1,012.3	$785.6	$759.6	$704.1

The following table sets forth for the periods indicated selected consolidated financial data, non-GAAP financial data and operating data:

	For the year ended March 31,
	2021	2020	2019	2018	2017
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$912.6	$928.3	$809.1	$758.0	$602.5
Gross profit as a percentage of revenue	35.7%	37.1%	36.0%	33.6%	33.1%
Operating profit as a percentage of revenue	14.8%	15.8%	14.8%	12.5%	7.8%
Non-GAAP Financial Data:
Revenue less repair payments (non-GAAP) (10)	$868.7	$896.2	$794.0	$741.0	$578.4
Gross profit as a percentage of revenue less repair payments (non-GAAP)	37.5%	38.4%	36.6%	34.4%	34.4%
Operating profit as a percentage of revenue less repair payments (non-GAAP)	15.5%	16.4%	15.1%	12.8%	8.2%
Operating Data:
Number of employees (at year end) (11)	43,997	44,292	39,898	36,540	34,547

Notes:

(1)	Includes the following share-based compensation expense amounts:

	For the year ended March 31,
	2021	2020	2019	2018	2017
	(US dollars in millions)
Cost of revenue	$4.9	$4.6	$4.3	$3.8	$2.8
Selling and marketing expenses	$4.3	$4.8	$4.0	$2.6	$1.7
General and administrative expenses	$29.0	$28.1	$22.0	$24.2	$18.5

(2)

Disclosed separately on adoption of IFRS 16 “Leases” with effect from April 1, 2019. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 17 “Leases.” Finance cost includes interest on lease liabilities which was earlier accounted as part of facilities cost included in cost of revenue as per IAS 17 “Leases.”

(3)

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

(5)	Consists of funds held for clients, derivative assets, and prepayments and other current assets.
(6)	Consists of non-current portion of derivative assets, and other non-current assets.
(7)	Consists of provisions and accrued expenses, derivative liabilities, pension and other employee obligations, contract liabilities, current taxes payable and other liabilities.
(8)	Consists of non-current portion of derivatives liabilities, pension and other employee obligations, contract liabilities, deferred tax liabilities, trade receivable and other non-current liabilities.
(9)	Consists of retained earnings and other components of equity.

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

	For the year ended March 31,
	2021	2020	2019	2018	2017
	(US dollars in millions)
Revenue (GAAP)	$912.6	$928.3	$809.1	$758.0	$602.5
Less: Payments to repair centers (a)	43.9	32.0	15.2	17.0	24.1

Revenue less repair payments (non-GAAP)	$868.7	$896.2	$794.0	$741.0	$578.4

Note:

(a)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

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

(11)

Commencing fiscal 2018, we have included in our disclosed total “headcount” the number of apprentices employed under the India government scheme, National Employability Enhancement Mission, pursuant to which apprentices undergo a three to 36 month apprenticeship to enhance their employability. There is no guarantee of employment with WNS following the completion of the apprenticeship. Our previously disclosed total “headcount” does not include apprentices. The total “headcount” presented for the prior period in the table above has been re-computed to include apprentices for comparative purposes.

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

The recent global outbreak and spread of the disease caused by the severe acute respiratory syndrome coronavirus known as COVID-19, which was reported to have surfaced in December 2019, has caused, and is likely to continue to cause an additional slowdown in the global economy, as is evidenced by the recent declines in investments, exports and industrial production. In March 2020, the International Monetary Fund officially declared that the global economy has entered into a recession, as a result of the spread of COVID-19. The global spread of COVID-19 has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. For further information, see “— Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.”

The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU. In particular, the UK has ratified a trade and cooperation agreement governing its future relationship with the EU. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

28.0% of our revenues and 24.4% of our revenue less repair payments (non-GAAP) in fiscal 2021 and 28.5% of our revenues and 26.0% of our revenue less repair payments (non-GAAP) in fiscal 2020 are denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective, however there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

In the US, the National Bureau of Economic Research declared in June 2020 that the US economy officially entered a recession in February 2020, and there are concerns over the possibility of its economy entering into a deep recession, including on account of the COVID-19 pandemic. There continue to be similar signs of continued economic slowdown and weakness in parts of Europe and India. Globally, countries have and may continue to require additional financial support, sovereign credit ratings have and may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global economic slowdown may be further prolonged by subsequent outbreaks of COVID-19 in countries which are taking, or which have taken, steps to ease lockdown measures; such outbreaks may require those countries to extend their lockdown measures or roll-back previous measures taken to facilitate the re-opening of their economies.

These economic and geo-political conditions have affected, and may continue to affect, our business in a number of ways, as we have operations in 13 countries and we service clients across multiple geographic regions. The general level of economic activity, such as decreases in business and consumer spending, has resulted, and may continue to result in, a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, has, and may continue to, adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, and further affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. In the US, there is concern over slowing economic growth and continuing trade tensions.

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

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2021 and 2020, our five largest clients accounted for 26.8% and 25.1% of our revenue and 27.6% and 26.0% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2021 and 2020, our three largest clients accounted for 19.2% and 17.7% of our revenue and 20.2% and 18.4% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2021, our largest client individually accounted for 8.1% and 8.5% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 6.9% and 7.1% in fiscal 2020, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

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

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2021 and 2020, 29.2% and 27.7% of our revenue, respectively, and 25.6% and 25.2% of our revenue less repair payments (non-GAAP), respectively, was derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 14.2% and 18.0% of our revenue, respectively, and 14.9% and 18.6% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

The current global economic slowdown has affected, and may continue to affect, both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “— The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. Our results of operations depend on, among other things, our ability to maintain and increase our sales volume with existing clients and to attract new clients. The impact of the COVID-19 pandemic has affected, and we expect it to continue to affect, the demand for our services across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. A downturn in any of our targeted industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For instance, the travel and leisure industry is presently impacted on account of travel restrictions imposed by governments across the globe, as a response to the COVID-19 outbreak, and the resultant reduction in business and personal travel. While we expect such restrictions to be gradually eased over time, the volume of business from our travel and leisure clients would be lower than in previous years until such restrictions cease to be in force. Our business has been, and we expect will be, impacted across industry verticals as the COVID-19 pandemic continues to affect the global economy across industries. We have observed demand reductions in a range of verticals, particularly travel and leisure, insurance, diversified businesses (especially manufacturing and retail) and utilities during fiscal 2021.

In addition, any further weakening of or continuing uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements. Additionally, the COVID-19 pandemic has caused, and may continue to cause significant financial distress to some of our clients. These issues impacting our clients have in turn reduced, and may continue to reduce the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in the US, the UK, Europe and Australia. In fiscal 2021 and 2020, 44.2% and 42.3% of our revenue, respectively, and 46.5% and 43.8% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the US. During the same periods, 31.4% and 31.4% of our revenue, respectively, and 27.9% and 28.9% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the UK, 6.7% and 8.0% of our revenue, respectively, and 7.1% and 8.3% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (excluding the UK), and 7.7% and 8.6% of our revenue, respectively, and 8.1% and 8.9% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Australia. Although we have not had any significant project cancelations to date, we have agreed to limited volume commitment and payment term concessions with certain clients that have been significantly affected by the COVID-19 pandemic. Any further weakening of or continuing uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.

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

Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.

The global outbreak of COVID-19 continues to rapidly evolve. The COVID-19 pandemic has spread to a majority of countries around the world, including countries where all of our delivery centers are located, and has created, and continues to create, significant uncertainty and disruption. Most recently, since March 2021, India has been experiencing a surge of the COVID-19 outbreak following the discovery of a “double mutant” coronavirus variant in the country. The surge appears to be ascending faster than previous outbreaks in the country. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling ecosystem necessary for our business to operate smoothly, have impacted, and continue to impact, our ability to fully deliver services to our clients especially from our delivery centers. Such measures present concerns that may have affected, and continue to affect, our ability to conduct our business effectively, including, but not limited to adverse effects on employees’ health, a slowdown and often a stoppage of delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities. Our ability to continue operations is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity and the sustainability of social infrastructure to enable our remote-working employees to continue delivering services.

Given the uncertainty around the extent and timing of the future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. In addition, the unknown scale and duration of these developments has had, and continues to have, macro and micro negative effects on the financial markets and global economy, which has resulted in an economic downturn that has affected, and may continue to affect, demand for our services and has had, and may continue to have, a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and our ADS price. These effects could be material and long-term in duration. For instance, certain regions (such as certain states in the US) which were in the process of lifting lockdown restrictions have experienced subsequent outbreaks of COVID-19 infections, necessitating the extension (or re-imposing) of lockdown measures, and/or rollback of other measures taken to facilitate the economic re-opening of such areas. Such subsequent outbreaks of COVID-19 could therefore prolong the economic impact of the COVID-19 pandemic.

Following guidance from local public health authorities in the countries in which we operate, we have taken various measures, and transitioned into new processes, to help reduce the spread of the virus and maintain the health and safety of our workforce, including but not limited to, implementing remote-working arrangements, restricting access to sites and implementing other measures to help maintain the safety of our workforce, which will allow us to carry out operations from our delivery centers when the local public health authorities allow it. The effects of these policies have negatively impacted, and may continue to negatively impact productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Some of these measures have required, and continue to require, us to provide services and operate client processes in an unsupervised environment, and while this has been acknowledged by our clients, such alternative operating models may result in breaches of our contractual obligations. Also, if a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

For example, in India, the Philippines, South Africa and the United States, we have large concentrations of employees performing critical operations. The closure or partial closure of those facilities, or restrictions inhibiting our employees’ ability to access those facilities, has disrupted, and could in the future disrupt our ability to provide our services and solutions and result in, among other things, terminations of client contracts and losses of revenue. In addition, depending on our clients’ locations, the COVID-19 pandemic may have had and may continue to have different levels of impacts on them due to a number of factors including differences in the pace of vaccination programs and underlying infection rates. This could present novel challenges for the delivery of services to our clients, and our clients could have different expectations for us depending on their circumstances. Clients may also defer decision making or delay planned work. Certain of our clients have entered into insolvency proceedings as a result of the COVID-19 pandemic, and terminated their current agreements with us. International, as well as domestic, travel bans imposed as emergency measures by governments, our reduced ability to hire new employees, disruptions to our supply chain, lockdowns in geographies where clients are located and temporary closure of our delivery centers have impaired, and may continue to impair, our ability to sell new business or expand our relationships with existing clients and hence may have an impact on our growth, financial condition, results and/or ADS price. Further, we might suffer delays in managerial and financial reporting and SEC filings, inability to perform audits and apply effective financial controls, or failures under other regulatory or compliance requirements to which we are subject.

To the extent that the COVID-19 pandemic has adversely affected, and continues to adversely affect, our business, financial condition, results of operations and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as, but not limited to, those relating to:

•	the global economic and geo-political conditions and financial markets and the economy in general and the resultant potential fluctuations in foreign exchange rates;

•	our revenue being highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia;

•	us potentially causing disruptions to our clients’ businesses, providing inadequate service or being in breach of our representations or obligations;

•	the negative public reaction to offshore outsourcing, proposed legislation or otherwise;

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

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars, Euro and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine peso. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar, Euro or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine peso would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling, Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Fluctuations between the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro or the Australian dollar, on the one hand, and the US dollar, on the other hand, expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro or the Australian dollar, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. In addition, the COVID-19 pandemic has impacted, and may continue to impact, the proper functioning of financial and capital markets and may result in unpredictable fluctuations in foreign currency exchange rates.

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

The average Indian rupee to US dollar exchange rate was approximately ₹74.25 per $1.00 in fiscal 2021, which represented a depreciation of the Indian rupee by an average of 4.7% as compared with the average exchange rate of approximately ₹70.91 per $1.00 in fiscal 2020, which in turn represented a depreciation of the Indian rupee by an average of 1.4% as compared with the average exchange rate of approximately ₹69.92 per $1.00 in fiscal 2019.

The average pound sterling to US dollar exchange rate was approximately £0.77 per $1.00 in fiscal 2021, which represented an appreciation of the pound sterling by an average of 2.7% as compared with the average exchange rate of approximately £0.79 per $1.00 in fiscal 2020, which in turn represented a depreciation of the pound sterling by an average of 3.2% as compared with the average exchange rate of approximately £0.76 per $1.00 in fiscal 2019.

The average Australian dollar to US dollar exchange rate was approximately A$1.39 per $1.00 in fiscal 2021, which represented an appreciation of the Australian dollar by an average of 5.3% as compared with the average exchange rate of approximately A$1.47 per $1.00 in fiscal 2020, which in turn represented a depreciation of the Australian dollar by an average of 6.5% as compared with the average exchange rate of approximately A$1.37 per $1.00 in fiscal 2019.

The average Euro to US dollar exchange rate was approximately €0.86 per $1.00 in fiscal 2021, which represented an appreciation of the Euro by an average of 5.0% as compared with the average exchange rate of approximately €$0.90 per $1.00 in fiscal 2020, which in turn represented a depreciation of the Euro by an average of 4.1% as compared with the average exchange rate of approximately €0.86 per $1.00 in fiscal 2019.

The average South African rand to US dollar exchange rate was approximately R16.37 per $1.00 in fiscal 2021, which represented a depreciation of the South African rand by an average of 10.9% as compared with the average exchange rate of approximately R14.76 per $1.00 in fiscal 2020, which in turn represented a depreciation of the South African rand by an average of 7.3% as compared with the average exchange rate of approximately R13.76 per $1.00 in fiscal 2019.

The average Philippine peso to US dollar exchange rate was approximately PHP49.00 per $1.00 in fiscal 2021, which represented an appreciation of the Philippine peso by an average of 4.7% as compared with the average exchange rate of approximately PHP51.43 per $1.00 in fiscal 2020, which in turn represented an appreciation of the Philippine peso by an average of 2.8% as compared with the average exchange rate of approximately PHP52.91 per $1.00 in fiscal 2019.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, if the South African rand or the Philippine peso appreciates significantly against the US dollar.

For example, the depreciation of the Indian rupee and the South African rand and the appreciation of the pound sterling and the Australian dollar against the US dollar in fiscal 2021 positively impacted our results of operations whereas the appreciation of the Philippines peso against the US dollar negatively impacted our results of operations during that year.

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

We have operations in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

We have operations in 13 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our and our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the California Consumer Privacy Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

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

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ customers. Lockdowns and other measures imposed by governments around the world, as well as other resulting impacts of the COVID-19 pandemic, may result in our temporary inability to meet the service level and performance requirements of our clients. Failure to consistently meet service level requirements of a client or errors made by our associates or the software and/or platforms we use in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made events such as civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises. Non-natural disasters, whether unintentional (such as those caused by accidents) or intentional (such as those caused by terrorist attacks), may also disrupt our operations. While we have implemented business continuity plans for clients where we have contractually agreed to do so, we may not always be able to provide services to our clients for the duration of such incidents. For further information on the impact of the COVID-19 pandemic on our human resources planning, see “— Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.”

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

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality of the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE18 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. Additionally, remote-working solutions deployed during the COVID-19 pandemic situation could potentially result in heightened information technology security and data protection risks on account of services being delivered in a physically unsupervised environment. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

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

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses, we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required by our client contracts to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

Our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2022 (including work orders/statement of works that will expire on or before March 31, 2022) represented approximately 22.3% of our revenue and 23.4% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2021. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.

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

Our business is dependent on the secure and reliable operation of controls within our and our clients’ information systems and processes, whether operated or executed by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to record fraudulent transactions. Additionally, the physically unsupervised nature of remote-working solutions adopted during the COVID-19 pandemic could potentially expose us to potential instances of fraud. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Accordingly, we may have significant liability arising from fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. In addition, we cannot accurately predict the impact that the COVID-19 pandemic might have on our clients’ outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore outsourcing due to the pressures they face from increased unemployment in the regions in which they operate as a result of the COVID-19 pandemic.

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

Our business depends on our ability to successfully obtain payment from our clients for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain allowances, using the expected credit loss model, against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as any domestic or global credit crisis and disruption of the global financial system, including on account of the COVID-19 pandemic, have also and may continue to result in financial difficulties for our clients, including, but not limited to, limited access to the credit markets, insolvency or bankruptcy and, as a result, have caused and may continue to cause, clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. In fiscal 2019, we added new facilities in Palma, Spain, and the Philippines. In fiscal 2020, we added new facilities in Pune and Gurgaon, India and the Philippines. In fiscal 2021, we added new facilities in Gurgaon, India, Australia and the Philippines. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional delivery centers in the Asia Pacific, North America and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 43,997 as at March 31, 2021 from 32,388 as at March 31, 2016. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. In fiscal 2019, we added new facilities in Palma, Spain and the Philippines. In fiscal 2020, we added new facilities in Pune and Gurgaon, India and the Philippines. In fiscal 2021, we added new facilities in Gurgaon, India, Australia and the Philippines. We have delivery centers across 13 countries in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific, North America and Europe.

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

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process management industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation.”. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During each of fiscal 2021, 2020 and 2019, the attrition rate for our employees who have completed six months of employment with us was 22%, 30% and 31%, respectively. The attrition rate for our employees decreased in fiscal 2021, however, we cannot assure you that our attrition rate will not continue to decrease or increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

We have incurred a substantial amount of indebtedness in connection with recent acquisitions. As at March 31, 2021, we had total indebtedness of $16.7 million in secured bank loans. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•

they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	they may impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the remaining loan outstanding.

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

Our ability to fund planned capital expenditures and to make payments on our outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given the recent global economic slowdown and that uncertainty over global economic conditions remains, including on account of the COVID-19 pandemic, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations, or that our credit facilities will be available or sufficient. If the current global economic slowdown and uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing, which may not be available to us on favorable terms or at all.

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

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India, may reduce this competitive advantage. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to ascertain with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

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

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes have been, and continue to be impacted by market conditions affecting the travel industry, including natural disasters, outbreak of infectious diseases (such as the COVID-19 pandemic, which has led to a significant fall in air travel volumes) or other serious public health concerns and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

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

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2021, 2020 and 2019, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability. The COVID-19 pandemic has also led to, and may continue to lead to, increased costs, as we have to incur additional expenses in relation to the measures we have implemented to safeguard our employees’ health and safety and client operations, such as enhanced sanitization measures at our office premises, laptop rental costs for employees who are working remotely, telecommunications costs for mobile broadband devices, additional software licenses and logistics costs for the movement of equipment and we may need to pay higher costs for compensation, rental, accommodation and other fixed costs as a result of disruptions caused by the continued spread of the virus.

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

As at March 31, 2021, we had goodwill and intangible assets of approximately $189.1 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations in fiscal 2017. During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. See also “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, if the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited, a provider of offshore analytics services which we acquired in 2007, and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

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

Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to ascertain with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In December 2019, the Parliament of India passed the Citizenship (Amendment) Act, 2019, which provides citizenship to religious minorities in Pakistan, Bangladesh and Afghanistan, prompting protests across India. In addition, there are concerns over the slowing growth of India’s economy and the negative impact that COVID-19 has had, and may continue to have, on our business, financial condition, results of operations and cash flows. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. We achieved a level two rating in respect of WNS South Africa (Pty) Ltd in December 2020, which is valid until December 2021. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved a level six rating in respect of WNS Global Services SA (Pty) Limited in our last BBBEE verification audit in February 2021, which is valid until February 2022.

With the achievement of a level six rating in respect of WNS Global Services SA (Pty) Limited and a level two rating in respect of WNS South Africa (Pty) Ltd, we currently continue to meet the minimum BBBEE rating required under our South African client contracts and be eligible for government grants associated with our domestic and international business.

However, there is no assurance that we will maintain our existing BBBEE rating with respect to WNS Global Services SA (Pty) Limited or WNS South Africa (Pty) Ltd in our next annual BBBEE verification audits or thereafter. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

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

In fiscal 2021, fiscal 2020 and 2019, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $11.1 million, $17.7 million and $15.7 million in additional income tax expense on our combined operations in our Special Economic Zone operations in India, the Philippines and Sri Lanka, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate.

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate of 34.95% in fiscal 2021, fiscal 2020 and 2019. In December 2019, the Government of India enacted the India Tax Law effective retroactively to April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with Special Economic Zones and certain other tax incentives and may not reverse its election. Our current intent is to continue to be subject to the current rate of 34.95% and claim tax holidays associated with SEZ. See “Part I — Item 4. Information on the Company — B. Business Overview — Regulations.”

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

The UK has revised the corporate tax rate from 19% to 25% from fiscal 2023. Once effective, this tax rate increase will have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

The US Government has proposed “The Made in America Tax Plan” which will increase the US corporate tax rate from 21 percent to 28 percent. Further this proposed tax plan would increase the global intangible low-tax income (“GILTI”) minimum tax rate to 21 percent. The GILTI minimum tax would be calculated on a per-country basis. The plan also proposes a minimum tax of 15 percent on book income. This proposed tax plan when it comes into force may have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

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

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment in fiscal 2003 through fiscal 2016 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,007.9 million ($27.5 million based on the exchange rate on March 31, 2021) in additional taxes, including interest of ₹690.9 million ($9.5 million based on the exchange rate on March 31, 2021).

These orders of assessment allege, among others, that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited (“WNS BCS”), each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2021 we have provided a tax reserve of ₹774.3 million ($10.6 million based on the exchange rate on March 31, 2021) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, See “Part I — Item 5. Operating and Financial Review and Prospects—Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹4,180.1 million ($57.2 million based on the exchange rate on March 31, 2021) in additional taxes, including interest of ₹1,417.0 million ($19.4 million based on the exchange rate on March 31, 2021). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹916.4 million ($12.5 million based on the exchange rate on March 31, 2021) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2021, corporate tax returns in fiscal 2017 and thereafter remain subject to examination by tax authorities in India.

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

In fiscal 2021, the Company received an assessment order from the Indian service tax authority, demanding payment of ₹148.9 million ($2.0 million based on the exchange rate on March 31, 2021) towards service tax for the period April 1, 2014 to June 30, 2017. The tax authorities have rejected input service tax credit on certain type of input services. The Company has orders of assessment pertaining to similar issues for earlier fiscal years that have been decided in favor of the Company by appellate authorities. We intend to vigorously dispute the order of assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2021) in connection with the review of our tax return in fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2021, we had 49,402,203 ordinary shares outstanding (excluding 1,100,000 treasury shares), including 49,122,862 shares represented by 49,122,862 ADSs. In addition, as at March 31, 2021, a total of 2,897,811 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated, the “2006 Incentive Award Plan”) and our 2016 Incentive Award Plan (as amended and restated, the “2016 Incentive Award Plan”). All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

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

Our share repurchase programs could affect the price of our ADSs.

In September 2020, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021 to March 31, 2024.

In March 2018, our shareholders authorized our 2018 share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Pursuant to the terms of our 2018 share repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date on which the shareholders approved our 2018 share repurchase program. To date, we have repurchased 3,300,000 ADSs in the open market under our 2018 share repurchase program and completed all repurchases under the program.

We have funded, and intend to continue to fund, the repurchases of ADSs under our repurchase programs with cash on hand. We are not obligated under our repurchase programs to repurchase a specific number of ADSs, and our repurchase programs may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

Any repurchases pursuant to our repurchase programs could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase programs are intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our repurchase programs with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, our programs do not obligate us to repurchase any dollar amount or number of ADSs and may be suspended at any time at our discretion, and any suspension or discontinuation could cause the market price of our ADSs to decline.

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

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and the majority of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US. Furthermore, Jersey companies may not have standing to initiate shareholders derivative action in a federal court in the US.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of our Company

WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. We converted from a private limited company to a public limited company on January 4, 2006 in accordance with Article 17A of the 1991 Law, when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission (“JFSC”) in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 15 Exchange Place, 3rd Floor, Suite 310, Jersey City, New Jersey 07302, US.

We began operations as an in-house unit of British Airways in 1996 and became a business process outsourcing service provider for third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team.

Fiscal 2003- 2008

We made a number of acquisitions that helped expand our service offerings. These acquisitions included:

•	Town and Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPM), a UK-based automobile claims handling company, in fiscal 2003;

•	the health claims management business of Greensnow Inc., in fiscal 2004;

•	Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking, in fiscal 2006;

•	The fare audit services business of PRG Airlines and the financial accounting business of GHS in fiscal 2007;

•	Marketics, a provider of offshore analytics services, in fiscal 2008; and

•	Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), a company engaged in the development and maintenance of software products and solutions, in fiscal 2008

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

We opened facilities in a number of locations, including Gurgaon, India; Colombo, Sri Lanka; and Bucharest, Romania, thereby expanding our operating footprint across India, Sri Lanka and Romania. We also expanded our facilities in Gurgaon, Mumbai and Pune, India. In fiscal 2008, we transferred our delivery center in Sri Lanka to Aviva Global pursuant to “build-operate-transfer” contractual arrangement we had with Aviva.

We entered into a joint venture with ACS, a provider in BPM services and customer care in the Philippines, to form WNS Philippines Inc. (which became our wholly owned subsidiary following our acquisition of ACS’s shareholding in WNS Philippines Inc, in fiscal 2012)

Fiscal 2009 – Fiscal 2013

We acquired a number of companies, including:

•	Chang Limited, an auto insurance claims processing services provider in the UK, in fiscal 2009;

•	BizAps, a provider of SAP® solutions, in fiscal 2008 to optimize the enterprise resource planning functionality for our finance and accounting processes;

•

Fusion (which we subsequently renamed as WNS Global Services SA (Pty) Ltd), a provider of a range of management services, including contact center, customer care and business continuity services, to both South African and international clients, in fiscal 2013.

We opened facilities in Manila, the Philippines; San Jose, Costa Rica; Vizag, India; and Gydnia, Poland; and also expanded various facilities in India, the Philippines, Costa Rica and Romania, as well as our sales office in the UK.

We completed a follow-on public offering of ADSs in fiscal 2012, which raised approximately $50.0 million to fund our growth initiatives and enhance delivery capability.

Fiscal 2014 – 2018

We acquired the following companies in fiscal 2017:

•	Value Edge Research Services Private Limited (“Value Edge”), a leading provider of commercial research and analytics services to clients in the pharmaceutical and biopharmaceutical industries;

•	Denali Sourcing Services Inc. (“Denali”), a leading provider of strategic procurement BPM services; and

•	MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), an industry leader in BPM care management.

Most recently in April 2017, we established the WNS B-BBEE Staff Share Trust with the principal objective of creating meaningful participation of the Black employees (as defined in the applicable legislation) of our South African subsidiaries in the growth of the company. We are committed to transformation in South Africa and are implementing this structure to benefit Black People in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment as promulgated by section 9(1) of the Broad-Based Black Economic Empowerment Act No. 53 of 2003 of South Africa. In June 2017, we established WNS New Zealand Limited, a wholly owned subsidiary of WNS Global Services (Australia) Pty Ltd. In July 2017, we merged Value Edge into WNS Global Services Private Limited. In September 2018, we established WNS Global Services (UK) International Limited, a wholly owned subsidiary of WNS (Mauritius) Limited. In October 2018, we established WNS Global Services North Americas Inc., a wholly owned subsidiary of WNS Global Services (UK) International Limited and WNS Global Services (UK) Limited, Sucursal En España, a new branch of WNS Global Services (UK) Limited. In December 2018, we established WNS SA Domestic (Pty) Ltd, a wholly owned subsidiary of WNS Global Services SA (Pty) Limited and WNS-Healthhelp Philippines Inc, a wholly owned subsidiary of HealthHelp LLC. In September 2019, we changed the name of our wholly-owned South African subsidiary, WNS SA Domestic (Pty) Ltd to WNS South Africa (Pty) Ltd. In November 2019, we established WNS Denali Sourcing Services Inc, a wholly-owned subsidiary of Denali Sourcing Service Inc. On January 9, 2020, we changed the name of our wholly-owned Netherlands subsidiary, WNS Global Services Netherlands Cooperatief U.A., to WNS Global Services Netherlands B.V and our Ireland branch, WNS Global Services Netherlands Cooperatief U.A. (Ireland Branch), to WNS Global Services Netherlands B.V. (Ireland Branch). On March 17, 2020, we demerged our Netherlands subsidiary, WNS Global Services Netherlands B.V., and formed WNS Business Consulting Netherlands B.V. On April 28, 2020, we established a new entity in Canada, WNS Gestion des Processus d’Affaire Inc., a wholly-owned subsidiary of the Company. On July 3, 2020, we changed the name of our Turkey branch, WNS Global Services Netherlands Cooperatief U.A. Merkezi Hollanda Istanbul Merkez to WNS Global Services Netherlands B.V Merkezi Hollanda Istanbul Merkez Subesi. Our organizational structure now comprises 39 entities in 24 countries, and 10 branches in Poland, UAE, China, Singapore, France, Romania, Turkey, Ireland and Spain. Of these 39 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under the Section 8 of the Indian Companies Act, 2013, India. The WNS Cares Foundation was formed for the purpose of promoting corporate social responsibilities and does not qualify as a subsidiary under IFRS 10— Consolidated Financial Statements and hence is not considered for the purpose of preparing our consolidated financial statements.

We have our principal executive office in Mumbai, India, and we have client service offices in Beijing (China), Dubai (United Arab Emirates), Germany, London (the UK), New York (the US), Sydney (Australia) and Singapore, and we have delivery centers in Sydney (Australia) Guangzhou, Dalian and Shanghai (China), San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Mumbai, Nashik, Pune, Noida and Vizag (India), Manila, Iloilo and Alabang (the Philippines), Gydnia (Poland), Bucharest (Romania), Cape Town, Johannesburg, Durban and Port Elizabeth (South Africa), Colombo (Sri Lanka), Istanbul (Turkey), Ipswich and Manchester (the UK), Spain and Columbia, South Carolina, Pittsburgh, Bellevue, Houston and Texas (the US).

Our capital expenditures in fiscal 2021, 2020 and 2019 amounted to $26.5 million, $27.9 million and $32.3 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We estimate that our expected capital expenditure in fiscal 2022 would be up to 35.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts.

As at March 31, 2021, we had commitments for capital expenditures of $7.0 million (net of advances to capital vendors) relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $3.1 million in India, approximately $1.0 million in Philippines, approximately $0.3 million in South Africa, and approximately $2.6 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

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

Client Collaboration

We have been working closely with our clients to maximize our ability to service their rapidly changing business requirements. For example, we have taken the following actions:

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

•	Organize our information security and IT teams to create revised solutions to address compatibility, data integrity, and risk mitigation issues;

•	Address productivity challenges, including those related to infrastructure, bandwidth, and connectivity capabilities; and

•	Create alternative transportation and provide accommodation for employees, who have been authorized to work from our facilities.

Financial Impacts

We have seen the following financial impacts to our business as a result of the COVID-19 pandemic:

•	Declining business volumes and activity levels for certain clients, resulting in revenue loss for certain services;

•	Not receiving approval from certain clients for some services to be performed through “work-from-home” models, because of the sensitive nature of the work involved;

•	Incurring costs associated with the additional compensation for overtime;

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

B. Business Overview

We are a global BPM company, offering an array of end-to-end industry-specific and cross-industry solutions. We combine our deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally enabled transformational solutions with 384 clients across various industries as at March 31,2021 (with each client generating more than $0.01 million in revenue in fiscal 2021). Our solutions and capabilities encompass intelligent automation (robotic process automation (“RPA”), artificial intelligence (“AI”) and cognitive computing), natural language processing and machine learning, blockchain, internet of things (“IoT”), business process-as-a-service (“BPaaS”) platforms, embedded analytics and process re-engineering frameworks.

A key element in all our transformation engagements is our ability to deliver business value through the co-creation of solutions and products with our clients and strategic partners. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business. This, combined with our client-centric approach, enables us to align our people, processes, technologies and delivery network with our clients’ businesses. Our industry-aligned approach helps us provide a specialized focus on each of the sectors that we target, effectively transform and manage our clients’ business processes, and offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals that we currently focus on are: insurance, healthcare, diversified businesses (including manufacturing, retail and consumer packaged goods (“CPG”), media and entertainment, and telecommunication (telecom)), travel and leisure, shipping and logistics, consulting and professional services, banking and financial services, and utilities.

Our cross-industry solutions, common across multiple industries, include customer experience services, finance and accounting (including procurement), human resources, research and analytics, technology, and governance, risk and compliance services.

We measure our execution of clients’ business processes against multiple performance parameters, and aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We strive to build long-term client relationships, and typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2021, 134 and 130 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively. In fiscal 2020, 140 and 132 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively.

As at March 31, 2021, we had 43,997 employees executing business processes for our 384 clients (with each client generating more than $0.01 million in revenue in fiscal 2021).

In fiscal 2021, our revenue was $912.6 million, our revenue less repair payments (non-GAAP) was $868.7 million and our profit was $102.6 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments (non-GAAP) and a reconciliation of our revenue less repair payments (non-GAAP) to revenue, see “Part I – Item 5. Operating and Financial Review and Prospects – Overview.”

Industry Overview

The global BPM market continues to evolve in response to a disruptive business landscape. While companies are still looking to benefit from process efficiency, cost advantage and labor arbitrage from their BPM solution providers, there is now a broader and more strategic narrative with a strong focus on innovation-led value. Customer experience, data-led insights and digital solutions have become integral to business success, and enterprises now expect their BPM solution providers to play a bigger and more profound role in driving transformational outcomes. As companies outsource more of their complex and high-end business processes, the key consideration for them is the ability of the BPM provider to understand their requirements, develop transformational plans, execute intricate, multi-layered process transitions and successfully manage these processes on an ongoing basis. Increasingly, companies with the aim of optimizing processes and improving competitive positioning are demanding higher-value, technology-enabled, and cost-effective services such as process re-engineering, advanced analytics and business transformation from their BPM providers. The increased focus on variable cost structures and the creation of tangible business benefits have resulted in alternative service delivery and pricing models such as transaction-based, outcome-based and subscription models.

While BPM companies continue to address business disruptions caused by digital and technological changes and evolving customer expectations, they have also placed strong focus on raising business continuity planning to extreme crisis continuity planning levels. Going forward, clients will expect BPM service providers to co-architect new, resilient and flexible solutions and models that will enable business continuity during a wide array of adverse situations.

This ability to create and implement disaster recovery solutions is expected to become an important factor in evaluating BPM providers. BPM companies will be required to leverage a diversified geographical footprint and deliver continuity solutions that will enable clients to maximize operational agility, scalability and sustainability. These solutions will increasingly deploy technology and automation, and leverage the potential for increased adoption of “work-from-home” models.

In the next few years, clients will strengthen their focus on reducing costs, accelerating business transformation and digital adoption, and adopting outcome-based pricing models. We expect that BPM providers will play a key role in helping clients across industries to create and digitize end-to-end processes. Customized digital transformation solutions will be required to reduce operational costs, improve end-to-end customer experience, generate actionable insights, reduce risk, and improve competitive positioning.

In such an environment, businesses are thus undertaking a rigorous and multi-faceted evaluation process when selecting a BPM provider. Based on our experience, a client typically seeks the following key attributes in a business process management provider:

•	Domain knowledge and industry-specific expertise

•	Process expertise across horizontal service offerings

•	“Skin in the game” approach denoting the ability to work as a true partner, absorb risks and prioritize outcomes

•	Ability to innovate, automate, transform, provide operational expertise and drive best practices based on internal and external benchmarking

•	Proven ability to execute a diverse range of mission-critical and often complex business processes

•	Ability to tie service delivery, technology implementation and process automation with the client’s existing information technology (“IT”) infrastructure, negating the need for large IT overhauls

•	Capabilities to drive improved process standardization across business units and multiple locations, demonstrating strong global delivery capabilities

•

Comprehensive analytical capabilities to deliver actionable business insights; domain-led analytics solutions customized to industry requirements and embedded as part of the larger BPM services portfolio

•

Ability to deliver technology-enabled services and solutions, including RPA, cognitive computing, intelligent automation, AI, natural language processing, IoT, industrial robotics, blockchain, cloud-based offerings and platform-based BPM

•

Agility to build robust operational models that will swiftly and comprehensively manage disruptions and drive maximum business continuity, underpinned by an extensive geographical footprint, a seamless transition methodology, digital ways of working and a strong remote work model

•

Possesses a strong global presence through a mix of offshore, nearshore and onshore delivery centers to access talent and capabilities, create cultural alignment, leverage language skills, and mitigate risks

•	Capability to scale employees and infrastructure without a diminution in quality of service

•	Ability to raise client’s competitive positioning by improving operating efficiency, reducing cost, enhancing the end-client experience, delivering actionable insights, and creating differentiation

The global business process management industry is a large and growing industry. According to the Gartner Forecast: IT Services, Worldwide, 2019-2025, 1Q21 Update, the worldwide BPO market is estimated to be at $161.765 billion in 2020. Gartner has estimated that the revenue for the worldwide BPO market will grow from $161.765 billion in 2020 to $194.203 billion in 2025 at a compounded annual growth rate of 3.7% (compounded annual growth rate calculated by Gartner).

The following chart sets forth the estimated growth in revenue generated in the Worldwide BPO market:

Worldwide BPO Revenue / End-User Spending ($ billion)

Chart / Graph created by WNS Global Services based on Gartner research.

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2019-2025, 1Q21 Update. Dean Blackmore, TJ Singh, Cathy Tornbohm et al., March 25, 2021.

The Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this [type of filing]), and the opinions expressed in the Gartner Content are subject to change without notice.

The recent industry trends have driven BPM providers to be more innovative, strategic and forward-looking in their approach. Against the backdrop of this changing environment, we believe that WNS, with our focused domain, digital, and analytics capabilities, guiding principles of co-creation and client centricity, extensive global footprint, robust business continuity planning (BCP) methodologies, and transformational and re-engineering frameworks, is well positioned to deliver business value to our clients. We offer hyper-automated and technology-enabled BPaaS solutions that help companies adapt rapidly to changing business scenarios and accelerate their business transformation. Further, we offer customized engagement models that cater to each client’s scale and transformation journey. In addition to traditional pricing models based on headcount (often referred to as full-time equivalents (FTE)), we offer transaction-, subscription- and outcome-based pricing models to provide clients with cost flexibility and measurable business benefits.

In fiscal 2021, 35.0% of our total revenues were generated from “non-FTE” models. These “non-linear” pricing models, which de-link the relationship between headcount and revenue for BPM providers, create an incentive for the providers to improve the productivity of their employees, increase the use of technology, and enhance the overall efficiency of their operations.

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

The BPM market continues to evolve amid growing need for more robust business continuity measures to help businesses remain resilient in times of crisis. WNS has implemented new processes and delivery solutions to address a wide range of matters such as employee health and safety and to maximize our ability to service client’s rapidly changing business requirements. For further information, see “Part I — Item 4. Information on the Company — Recent Developments” and “Part I — Item 5. Operating and Financial Review and Prospects — Global Economic Conditions — Impact of COVID-19.”

Deep industry expertise

We have established deep expertise in the industries we target as a result of our vertical organizational structure, legacy client relationships, proprietary technology offerings, key acquisitions, targeted training programs and the hiring of management with specific industry knowledge. Our deep domain expertise in each of the 13 industries we serve helps us develop keen insights and transform them into leading-edge impactful business solutions with the help of technology, analytics and process rigor. We have developed methodologies, frameworks, proprietary knowledge and industry-specific technology platforms applicable to our target industries that allow us to provide industry-focused solutions and help clients compete within these industries.

We have structured our company into business units aligned with each of the industries on which we focus. This gives us strong advantages of in-depth industry knowledge and industry-specific technology platforms and solutions, which in turn enable us to approach clients in each of our target industries with an integrated effort covering sales, marketing and delivery.

We have received numerous recognitions for our industry leadership. Our awards and recognitions in fiscal 2021 and 2020 are set forth below:

Vertical-specific Recognitions Insurance:

•	A “Leader and Star Performer” in Everest Group’s Property and Casualty Insurance – Service Provider Landscape with Services PEAK Matrix® Assessment 2020

•	A “Leader” in NelsonHall’s Vendor Evaluation and Assessment Tool (“NEAT”) for Life & Annuity Pensions Business Process Services (“BPS”) 2020

•	A “Major Contender” in Everest Group’s Life & Pensions Insurance BPO – Service Provider Landscape with Services PEAK Matrix® Assessment 2020

•	A “Major Contender” in Everest Group’s Insurance Analytics and Insights (“A&I”) Third-party Services PEAK Matrix® Assessment 2020

Healthcare:

•	A “Major Contender” in Everest Group’s Healthcare Payer Operations – Services PEAK Matrix® Assessment 2020

•	A “Major Contender” in Everest Group’s Revenue Cycle Management (RCM) Operations – Services PEAK Matrix® Assessment 2020

Travel and Leisure:

•	#1 in HFS Research’s Top 10 Travel, Hospitality, and Logistics Service Providers 2020

Banking and Financial Services:

•	A “Major Contender” in Everest Group’s Financial Crime and Compliance Operations – Services PEAK Matrix® Assessment 2021

•	A “Major Contender” in Everest Group’s Mortgage Operations PEAK Matrix® Assessment 2020

•	A “Major Contender” in Everest Group’s Banking BPS Services PEAK Matrix® Assessment with Service Provider Landscape 2020

•	A “Leader” in NelsonHall’s NEAT for Mortgage & Loan Services in the New Digital Business Models category 2020

Horizontal-specific Recognitions

Finance and Accounting:

•	A “Star Performer & Major Contender” in Everest Group’s Finance and Accounting Outsourcing (FAO) Service Provider Landscape with Services PEAK Matrix® Assessment 2020

•	A “Major Player” in the IDC MarketScape: Worldwide Digital Finance and Accounting Business Process Services 2020–2021 Vendor Assessment (Feb 2021)

•	#8 in HFS Research’s Top 10 FAO Service Providers 2020

Customer Experience Services:

•	A “Major Contender” in Everest Group’s Customer Experience Management – Service Provider Landscape with Services PEAK Matrix® Assessment 2020

•	A “Leader” in NelsonHall’s NEAT for Social Media Customer Experience (“CX”) 2021

Research and Analytics:

•	A “Major Contender” in Everest Group’s Advanced Analytics & Insights Services PEAK Matrix® Assessment 2021

•	A “Major Contender” in Everest Group’s Insurance A&I Third-party Services PEAK Matrix® Assessment 2020

Procurement:

•	A “Leader” in Procurement BPO and a “Leader” in Digital Transformation in Information Services Group Provider Lens™ Global Quadrant report 2021

•	A “Star Performer” and “Major Contender” in Everest Group’s Procurement BPS Service Provider Landscape with Services PEAK Matrix® Assessment 2020

•	#5 in HFS Research’s Top 10 Source-to-Pay Service Providers 2020

Human Resources:

•	A “Major Contender” in Everest Group’s Multi-Process Human Resources Outsourcing – Service Provider Landscape with Services PEAK Matrix® Assessment 2020

Corporate:

•	Golden Peacock Business Excellence Award 2020

•	Stevie International Business Awards 2020

•	Content Analytics Solution (Gold Award)

•	Corporate Social Responsibility Program of the Year – Asia, Australia and New Zealand (Gold Award)

•	Achievement in Product Innovation (Silver Award)

•	Artificial Intelligence and Machine Learning Solution (Bronze Award)

•	Customer Service Department of the Year (Bronze Award)

•	Business Technology Solution (Bronze Award)

•	Golden Peacock National Quality Award 2020

•	Stevie Sales and Customer Service Awards 2020

•	COVID-19 Response Category (Silver Award)

•	Customer Service Team of the year (Bronze Award)

•	Customer Service Department of the Year (Bronze Award)

•	Customer Service Management Team of the Year (Bronze Award)

Technology:

•	CIO Powerlist 2020 - IT, Information Technology Enabled Services & BPO Icon category

•	IDG CIO 100 2020 Special Award

•	UiPath Partner Excellence Award 2020

Human Resources (“HR”):

•	Association for Talent Development (“ATD”) Best Award 2020 in Learning and Development Category

•	ATD Best Award 2021 in the Talent Development category

•	WNS China recognized as 2020 Best Employer in Northeast China by Liepin

•	2nd Runner-up position in the Excellence in Developing Leaders of Tomorrow Award category of the Society for Human Resource Management HR Excellence Awards 2020

•	Brandon Hall Human Capital Management Awards 2020 (2 Bronze):

•	Best Learning Program Supporting a Change Transformation Business Strategy

•	Best Advance in Leadership Development for Women

•	Stevie Great Employers Awards 2020 (3 Gold):

•	Achievement in HR Technology

•	Achievement in Leadership Development for Women

•	Best Learning & Development Strategy

Corporate Social Responsibility (“CSR”):

•

WNS Cares Foundation wins the Grant Thornton Sabera Award 2020 (Certificate) in the “Shiksha” category. This category includes but is not limited to affordable primary and secondary education, skill development, inclusive education and other areas

•	India CSR Award in the category “Best Digital Education Project 2021 (BPM industry)”

End-to-end service portfolio including higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and solutions, and to shift away from reliance on services that are less integral to our clients’ business operations, such as commoditized voice and transactional services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer an array of higher-value, judgment-based services that seek to not only reduce cost and improve operating efficiency, but also enable improved decision-making, competitive positioning and business outcomes for our clients. These include high-end finance and accounting services, including strategic sourcing through supply chains, digital customer experience solutions, consulting and transformation services, technology-enabled offerings and analytics capabilities. We also provide a wide array of industry-specific solutions, which cut across traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements, provide digital capabilities, generate business insights, and improve competitive positioning within their respective industries.

We have also developed and continue to develop technology-enabled, or automated, solutions that utilize our proprietary software and licensed software in conjunction with our core business process management services. These integrated, technology-enabled solutions allow us to offer higher-value, differentiated services which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software tools, platforms and expertise with our service capabilities to deliver business solutions to the marketplace. These technologies include RPA, cognitive computing, machine learning, AI, natural language processing and hyperautomation. We believe that technology-enabled automated solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

To this end, we offer platform-enabled BPM or BPaaS that tightly integrates our domain expertise, business processes, automation, embedded analytics and cloud-based infrastructure.

Proven global delivery platform

We deliver our services from 58 delivery centers in 13 countries around the world, located in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US. Our ability to offer services delivered from a mix of onshore, nearshore and offshore locations benefits our clients from the perspectives of access to skills and talent, cultural alignment, language capabilities, business continuity, risk mitigation, scalability, efficiency and cost effectiveness.

We believe the breadth of our delivery capability allows us to meet our clients’ needs, diversifies our workforce and allows us to access local talent pools around the world. Additionally, we have put in place a distributed workforce model that comprises an efficient blend of in-office and remote working to tap the best talent and skills.

Our client-centric focus

We have a client-centric engagement model that leverages our industry-specific and shared-services expertise, flexible pricing models, “client-partner” relationship approach, as well as our global delivery platform to offer business solutions designed to meet our clients’ specific needs. We work closely with our clients to understand their specific requirements and to “co-create” unique, custom solutions that are designed to enable them to better compete and create differentiation within their respective industries.

We seek to enhance our value proposition to our clients by providing them with flexible pricing models that align our objectives with those of our clients. In addition to traditional full-time equivalent-based pricing, we provide alternative pricing models such as transaction-based pricing, outcome-based pricing and subscription pricing. A sizable percentage of our revenue, being 35.0% in fiscal 2021, is derived from these “non-FTE”-based pricing models. These models enable our clients to pay only for actual work performed or tangible benefit received.

We have also adopted a client-centric sales model, which is tightly integrated with our vertical organizational structure. Strategic client accounts are assigned a dedicated “client-partner” from our team who is responsible for managing the day-to-day relationship with the client. The “client-partner” is typically a seasoned resource with deep domain experience, who often works directly in the client’s local offices. Within our company, the “client-partner” is assigned to a specific vertical, and directly manages sales resources responsible for expanding client relationships. The “client-partner” is responsible for driving business value to our clients, monitoring quality of delivery and customer satisfaction, and managing account growth and profitability.

Proven experience in transitioning processes and running them efficiently

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

Our transition approach is structured to help deliver business outcomes to our clients by:

•	Minimizing risk and achieving rapid transition of services;

•	Ramping up operations with minimal disruption to existing business, metrics, customers and suppliers;

•	Effectively managing changes brought about by transformative tools and technologies;

•	Managing a seamless transfer of responsibilities from any incumbent service provider to us; and

•	Continuing to engage with clients to adapt to and drive changes for a future-ready transition model by leveraging remote training.

At its core, all aspects of the transition process are governed by EnABLE, our proprietary transition toolkit, which has been tested and evolved over 20 years. EnABLE embeds multi-level governance, visibility, transparency, flexibility and compliance across the entire transition life cycle.

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

The learning organization comprises the following building blocks:

•

Learning Academy (the “LA”): The LA not only focuses on developing initiatives and programs that aim to enable high-impact leadership and potential across all employee band levels and geographies, but also focuses on building internal capability to create a future-ready and digital-savvy workforce. The LA has over 300 unique programs for various employee band levels and behavioral skill areas that are conducted across locations based on the learning strategies defined for each team.

•	Digital Capability Building

•

WNS Education Program: In line with the digital transformation strategy, WNS Education Program (a niche arm of the LA) strives to create bespoke certifications for capabilities that are not readily available either in the education system or the industry. WNS Education aims to achieve the following:

•	Building capabilities to lead digital transformation in the BPM space;

•	Raise the organization’s digital quotient;

•	Prepare workforce as digital natives; and

•	Re-purpose and re-skill the workforce since BPM-specific education is not available in the ecosystem.

•

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

•

Immersive Learning Experience On-Demand (“GLINT”): This is an AI-led digital learning and knowledge platform comprising tailored modules mapped to specific business requirements. GLINT facilitates an environment of knowledge sharing and peer-to-peer learning, helping to drive collaboration among employees.

•

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

•	Center of Excellence (“CoE”): WNS has a CoE that focuses on nurturing and developing the future leaders of the organization:

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

•

Business Process Excellence and Transformation (“BPET”) Learning Center: The BPET learning center focuses on building capability to transform process quality. This team teaches process improvement through certifications such as Six Sigma, Lean, and Kaizen methodologies.

•

Developing Research and Analytics Capability – Mastermind: Mastermind training program is a series of dedicated technical trainings customized for certain employee role band levels that perform work relating to research and analytics. This initiative is primarily geared toward enhancing our employees’ research and analytics capabilities.

•

Culture Building and Transformation – Millennial Council: This is an initiative where our most junior employees get an opportunity to work closely with senior leaders in the company. The council members are tasked to help the WNS brand stay in alignment with changing trends.

•	Grooming Women Leaders

•

Women Talent Program: A marquee program developed in partnership with Cornell University, it specifically looks to develop women leadership in the organization across the globe. Our aim is to enable 100 women leaders to take up key positions over the next four years.

•

Nurturing Future “C-suite” Level Officers – Signature Leadership Development program (SLDP): An innovative leadership development program, SLDP has been created in partnership with Korn Ferry and Harvard Business Publishing. Its key focus areas include driving strategic agility, “BHAG” (which refers to big hairy audacious goals), client-wins, collaboration and building a renewed digital perspective.

•

Grooming Next-generation Leaders – The CEO’s-Millennial Council: The “CEO’s-Millennial Council” is an ecosystem we have created for our millennial talent (who comprise 80% of our workforce), where they can influence and contribute to the organization’s strategic initiatives and success.

•

Nurturing world-class client partnerships –Trusted Client Advisor (“TCA”): The TCA program develops strategic client management capabilities of our client partnering teams across the globe to make them trusted advisors. This curated learning journey, spread over a total of 31 hours, comprises four modules, which are co-created with four leading learning providers.

Experienced management team

We benefit from the effective leadership of a global management team with diverse backgrounds, including extensive experience in outsourcing. Members of our executive and senior management team have, on average, more than 20 years of experience in diverse industries, including in the business process and information technology outsourcing sector, and in the course of their respective careers have gathered experience in developing long-standing client relationships, leveraging technology, launching practices in new geographies, developing new service offerings and successfully integrating acquisitions.

Business Strategy

Our objective is to further strengthen our position as a leading global business process management provider and continue to be a partner of choice for our clients. Our various awards, new digital capabilities and more than 200 unique solutions are proof of progress. We seek to increase our client base and expand our existing relationships through deep industry expertise, our ability to develop trusted client relationships and by being a strategic partner to support our clients’ business strategies and transformational requirements. To serve our clients better, we continue to invest in domain expertise, digital capabilities including data and analytics, technology, customer experience, intelligent automation, agile execution, consulting and transformation, and our employees to serve our clients better. We also intend to make select acquisitions to fill capability gaps.

We believe that WNS’ strategic investment programs are well aligned with where the expanding BPM market is headed. We remain confident that our differentiated capabilities, solid business momentum and proven ability to execute render us well-positioned to drive long-term sustainable value for all of our key stakeholders. We have made significant investments with a view to accelerate our growth and ensure we are competitive in a changing industry environment with a stronger focus on digital transformation requirements. These investments include:

•	Expansion and re-organization of our sales force and the development of onshore digital transformation teams, so as to be closer to our clients and address their business challenges and needs;

•	Expansion of other sales channels including the development of new partnerships and alliances, and broadening our engagement with industry advisors and analysts;

•

Increase in the range of services and solutions offered to our clients across different industries and business functions, including services to assess, design and execute digital transformations such as:

•	Building industry-specific and cross-industry digital BPM solutions, and augmenting our digital capabilities through strategic partnerships and targeted acquisitions;

•

Building our digital transformation capabilities including digital business solutions, hyperautomation, intelligent automation, customer/user experience and design, technology, and data and analytics capabilities through new talent, internally developed intellectual property, strategic partnerships and acquisitions; and

•

Applying agile practices and approaches and our WNS Co-creation Labs (London, New York, Pune) to support the design and delivery of our customer experience services, including the use of targeted operating model design, CoE or shared services approaches, business transformation assessments, solutions and execution, customer experience, and user experience and design thinking.

•	Increasing expertise, management and digital capability of our workforce;

•	Expansion of our global delivery platform; and

•	Focused strategic acquisitions to improve our capabilities.

The key elements of our growth strategy are described below:

Increase business from existing clients and new clients

We are focused on building a sales team with strategic offerings, and more consultative skills including transformation, digital technology enablement, and new operating models. We have organized our company into vertical business units. The addition of vertically focused practice leaders in key geographies is bringing senior-level domain and market focus, especially for large deals and strategic client relationships. These client-facing investments are expected to enable WNS to further drive innovation and co-creation.

Our sales force of 112 members as at March 31, 2021, provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (which we refer to as “farmers”) and another focused on adding new clients (which we refer to as “hunters”).

We seek to expand our relationships with existing clients by cross-selling new services (such as digital transformations including technology, automation, and data and analytics offerings), moving up the value chain, and expanding into other lines of business and geographies within each client. Our account managers and “client-partners” have industry-specific knowledge and expertise, and are responsible for maintaining a thorough understanding of our clients’ strategies and outsourcing roadmaps, as well as identifying and advocating new business solutions and opportunities. As a result of this strategy, we have built a strong track record of extending the scope of our client relationships over time.

For new clients, we seek to provide value-added solutions by leveraging our deep industry knowledge built on the back of process expertise, digital enablement, customer experience, data and analytics, and digital transformation solutions. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading business process management practices in various industry verticals and business sectors. To complement our industry-focused approach, we continue to invest in digital capabilities (including data and analytics, customer experience, AI, intelligent automation and other new technologies), agile execution and talent acquisition and training with the goal of expanding our business and acquiring industry-specific expertise to improve our service offerings across industries.

We intend to leverage our knowledge of the following industries to penetrate additional client opportunities: insurance; healthcare; diversified businesses (including manufacturing, retail, CPG, media and entertainment and telecom); travel and leisure; shipping and logistics; consulting and professional services; banking and financial services; and utilities.

Provide higher value-added services

The BPM market is continuing to evolve and transform toward digital business models, user design and experience, innovation and transformation. Enterprises expect their BPM providers to be a strategic partner and key driver of business transformations involving digital solutions around new technologies, cognitive, intelligent automations, hyperautomation, and advanced data and analytics. We are further developing our client value proposition by combining our extensive domain and industry expertise with our capabilities in these areas to deliver transformations for our customers that are designed to take their business performance to new levels. As the BPM market further evolves and matures, the demand for industry-specific services and new pricing models will increase. We continue to make significant investments in these areas which we believe will give us a competitive advantage. We intend to broaden the scope of our higher-value service offerings to capture new market opportunities. By delivering a wider portfolio of higher-value services to our clients, and migrating them toward subscription, transaction, and outcome-based pricing models, we aim to move up the value chain with our clients and thereby enhance the size, strength and profitability of these relationships.

Our focus has been on building capabilities, new services and product offerings around digital business including cognitive technologies, hyperautomation, intelligent automation, data and analytics, and technologies that are targeted to the challenges and requirements of specific industry sectors. We are proactively addressing the shift to technology, analytics and automation through a combination of internal capability development, strategic collaborations and acquisitions.

Enhance awareness of the WNS brand name

Our reputation for operational excellence, domain expertise, and technology and analytics capabilities among our clients has been instrumental in attracting and retaining clients as well as talented and skilled employees. We believe that our guiding principles of co-creation and client centricity resonate favorably with clients as they are indicative of our intent to completely align with client needs and leverage synergistic collaboration (with clients and strategic partners) to drive outcomes.

We also believe that we have benefited from strong word-of-mouth references that have helped us to scale our business. We are actively increasing our efforts to enhance awareness of the WNS brand in our target client and employee markets. To accomplish this, we have a dedicated global marketing team comprising experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, publication of articles and white papers, webinars and podcasts, internet and digital media, social media, and other initiatives that create enhanced visibility of the WNS brand and establish WNS’ thought leadership capabilities in the BPM industry. Our proactive response to COVID-19 included actions taken quickly to initiate BCP, rapidly transitioning to “work-from-home” models and continuing to collaborate closely with our clients.

We are working to improve visibility and positioning with the BPM industry analysts, sourcing advisors, general management consulting firms, and boutique outsourcing firms, who are often retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications, and aid in the partner selection and implementation process. We are also leveraging our global partner network for joint go-to-market strategies. Given COVID-19’s impact, we have augmented our digital engagement by leveraging various platforms to further enhance our brand presence.

Expand our delivery capabilities

We currently operate from 58 delivery centers located in 13 countries around the world. As at the end of fiscal 2021, we reduced our delivery capacity by 414 seats, or approximately 1.2%, as compared to the end of fiscal 2020, as a result of consolidation in some of our delivery locations. We intend to expand our global delivery capability, as necessary, through additional delivery centers in onshore, nearshore and offshore locations as well as through collaboration with other providers, based on client demand and market trends. Additionally, we will continue to expand and/or consolidate our capacity requirements across our existing locations, as necessary, in line with client demands and through the adoption of a hybrid operating model that consists of both work-from-home and work-from-office arrangements in the medium to long term. This approach will allow us to offer our clients maximum value and flexibility and gain access to potential clients and markets that may have specific delivery requirements or constraints.

We remain focused on creating a delivery model that can provide certainty in outcomes despite business variability. Our focus remains on enhancing both our in-office and remote cybersecurity protocols and fine-tuning a new longer-term future-state hybrid model solution that will allow us to seamlessly move delivery between office and home. We have also set our sights on, and introduced, a hybrid people model with full time, temporary contract and gig workers, such as independent contractors, online platform workers, contract firm workers and on-call workers.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

Our acquisition strategy is focused on adding new service offerings and digital capabilities (including analytics, technology-enabled automation tools and platforms, AI), strengthening industry expertise, bolstering our presence in key demand markets and broadening geographic delivery presence. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. One of our key objectives is to continue to pursue targeted acquisitions in the future and rely on our integration capabilities to expand the strategic positioning and growth of our business. We believe that a proactive yet well-calibrated approach on merger and acquisitions can be a tangible value driver for us in the medium to long term.

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, solutions, marketing and delivery processes:

•	Insurance;

•	Healthcare;

•	Diversified businesses (including manufacturing, retail, CPG, media and entertainment, and telecom);

•	Travel and Leisure;

•	Shipping and Logistics;

•	Consulting and Professional Services;

•	Banking and Financial Services; and

•	Utilities.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), including customer experience services, finance and accounting (including procurement), research and analytics and technology services. In addition, our global transformation practice offers higher-value services such as transformation and consulting services, which are designed to help our clients modify their business processes to enhance productivity, manage changes in the business environment, and leverage business knowledge to increase market competitiveness. We help clients drive these initiatives with technology-enabled solutions, process re-design including initiatives such as Six Sigma or Lean, and business analytics.

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

Vertical Business Units:

Insurance

Our insurance services are structured into multiple lines of business and cater to a diverse and sizeable number of clients globally. We offer industry-specific and cross-industry solutions combining our deep industry knowledge with technology, analytics and process expertise to co-create digitally enabled transformational solutions.

Our solutions target the various segments along the insurance value chain, including delegated underwriting, actuarial services, end-to-end claims management, financial planning and analysis, and London insurance market processes. Our service models provide go-to-market solutions for back-office support and capabilities for new product introductions, sales channels and geographies.

We have also increasingly invested in our digital infrastructure and solutions in order to create a seamless user experience for our clients and end customers. We have a comprehensive suite of digital BPM solutions to meet the evolving needs of insurance clients. These solutions leverage hyperautomation, robotics, cognitive automation, natural language processing, advanced analytics, AI, blockchain, IoT, BPaaS platforms and process re-engineering frameworks.

For instance, we offer the Insurance-in-a-Box (a target operating model that combines technology platforms and business process management-as-a-service) service model and offerings for startups, brokers and insurers; WNS EXPIRIUS, a digitally integrated customer-experience service model to simplify processes across channels; business transformation-as-a-service, a gain share / outcome-based business transformation model to enable rapid business improvement; and an RPA-as-a-service model powered by our insurance RPA CoE to co-create robotics solutions for clients.

As at March 31, 2021, we had 10,575 employees working in this business unit. In fiscal 2021 and 2020, this business unit accounted for 29.2% and 27.7% of our revenue, and 25.6% and 25.2% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key insurance sub-verticals and industry sectors we serve include:

•	Life insurance and annuity providers;

•	Property and casualty insurance providers;

•	Reinsurers;

•	Insurance and reinsurance brokers and managing general agents;

•	Loss assessors;

•	Motor insurance companies;

•	Self-insured auto fleet owners; and

•	Lloyds of London Market.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Insurance — Service Offerings
Operations	Actuarial Services	Enterprise Shared Services	Research and Analytics	Customer Experience Services
Underwriting and support, supply chain, claims management, policy administration, risk and compliance, premium / billing management, mailroom operations, contract issuance/ change management and channel management;	In-force model projections / reporting, financial modeling, product management and pricing, capital management, asset-liability management, reserving and claims analysis, solvency II (a regulatory framework applicable to insurance companies) and capital modeling, pricing and underwriting support, and catastrophe modeling;

Finance and accounting, technology support, HR and payroll, and consulting services

Sourcing and procurement (strategic sourcing, category management, contract management, spending analytics and transactional procurement)

Platform consulting and implementation support, consulting and transformation services (automation, business process re-engineering and digital);

			Claims analytics, subrogation and recovery analytics, fraud analytics, customer analytics, broker analytics, underwriting analytics, reserve estimation, risk selection and analytics, speech analytics, pricing analytics, digital analytics, data mining and management services, reporting, dashboarding and visualization, data science and predictive modeling across claims, and claims liability decision tool; and	Sales and service, customer analytics, customer inquiry management and customer information administration.

Technology Tools / Platforms. We utilize the following industry-specific technology tools and platforms in delivering services to our clients in this business unit:

•

A straight-through processing solution powered by digital liability tools, computer vision-led damage assessment solution, AI- and machine learning (“ML”)-enabled injury quantum valuation and dispute automated cognitive solutions. All this is supported via an omni-channel experience and can cater to unstructured formats of claims reporting;

•	Digital commercial property and casualty underwriting process via technology-led submission intake risk selection process integrated with various policy administration and servicing systems;

•

Simplified personal lines property and casualty underwriting models fueled by data and analytics to for purposes of streamlining minimal question sets. These models are designed to make the policy-purchasing experience seamless with minimal clicks;

•	An intelligent hyper-automation platform (low-code / no-code) to enable process automation;

•	A cloud-based document management and e-verification solution for seamless customer experience;

•	WinBot: A proprietary cloud-based solution to enable digital self-service and automated customer interactions;

•	Insure Connect: A proprietary self-service Alexa- and Google Assistant-based solution for customer connection and query resolution;

•	Broker Connect: An advanced mobility solution to meet the requirements of insurance brokers and financial advisors;

•	eAdjudicator: An end-to-end adjudication tool powered by RPA and analytics;

•

WNS’ iPAS: An insurance policy administration system integrator that provides a unified view of operations spread across multiple geographies with the real-time distribution of work to manage high-transaction volumes;

•

London Markets Underwriting Digital Assistance Solution: An end-to-end solution designed to facilitate efficiency and agility for underwriters. Its key functionalities include unstructured data handling, digital workflow and automated third-party validation checks;

•	IMAGN: An image analytics platform;

•	WNS Skense: A cognitive data extraction and contextualization platform;

•	WNS VeriChain: A blockchain solution for insurance risk syndication;

•	Kwilo: A ML-driven financial spreading solution;

•	Skan.AI: An AI-based tool to map processes at a keystroke level;

•	Intellibot: A text analytics and automation tool for automated claim lodgment from unstructured data;

•	Intellicollect: Analytics for collections; and

•	E-FNOL: A digital claims app.

Healthcare

We deliver end-to-end BPM solutions across the healthcare value chain.

We facilitate business transformation through the adoption of new-age digital solutions, data platforms and advanced analytics, and business process re-engineering and robotic process automation. Besides seeking to deliver significant cost reduction for our clients, we co-create innovative and high-impact solutions that focus on end customers with a view to enabling value creation. Our solutions seek to help clients enhance the quality of care by driving improved compliance with clinical pathways and derive deeper insights for better decision-making through advanced analytics.

We are well-positioned in the pharmaceutical and biopharmaceutical industry with research and analytics expertise to support the product life cycle and commercial operations. We enable our clients to engage in data-driven decision-making by leveraging our proprietary solutions such as Integrate Edge (a cloud-based, fully customizable competitive intelligence platform), WNS Agilius (a proprietary cloud-based business intelligence self-serve analytics platform), SocioSEERTM (a social media analytics platform), Therapy Area Analyzer (a proprietary therapy area knowledge repository, covering 12 disease areas and 120 indications and providing information on disease etiology, epidemiology and product analysis for 15 countries) and other technology or domain intellectual property (“IP”), which we have built with a view to delivering holistic value to our clients.

We specialize in enabling the end-to-end sales and marketing value chain with an industry-led talent pool supporting key functions like sales force sizing, sales force effectiveness, market mix modeling, multi-channel marketing and attribution, and next-best-action marketing. Our Analytics Knowledge Center comprises more than 800 analytics experts who leverage deep pharmaceutical domain knowledge, strong analytics capabilities and proprietary frameworks to deliver actionable business insights to leading pharmaceutical companies. Supporting our analytics team is a strong group of technical experts skilled across various data-related domains, including platform-agnostic data hosting, curation and governance, data ingestion, visualization and big data feed for advanced analytics.

We seek to generate value for clients across the healthcare payer services landscape, driving claims transformation with a focus on value-based care, clinical programs and claims decision support using technology and domain to optimize cost, improve quality and provide superior member and provider experience. For providers, we deliver clinically empowered revenue cycle management designed to improve financial performance and modernize customer experience. Our transformative solution modernizes workflow and leverages analytics, clinical knowledge and domain-backed technology to create an intelligent revenue cycle that seamlessly engages with providers, payers and patients with a view to delivering value-based care.

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

As at March 31, 2021, we had 5,167 employees in this business unit. In fiscal 2021 and 2020, this business unit accounted for 18.9% and 15.8% of our revenue and 19.9% and 16.4% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key healthcare sub-verticals and industry sectors we serve include:

•	Durable medical equipment manufacturers;

•	Health insurance companies;

•	Healthcare provider practices and hospitals;

•	Pharmaceutical, biotech and medical device companies; and

•	Third-party administrators.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Healthcare — Service Offerings
Providers	Payers	Durable Medical Equipment Manufacturers	Enterprise Shared Services	Pharmaceutical and Consumer Health
Revenue cycle management, medical coding, bill preparation, receivables management, payment posting, debt analysis;	Claims administration, member and provider services, clinical support, overpayment recovery, fraud detection and investigation, utilization management services (that is, optimizing payer healthcare spend on areas such as tests and procedures without compromising the patient care-quality-safety norms);	Billings and submissions, fulfillment support, collections, patient services, collection analytics, reporting and dashboarding, sales force effectiveness;	Finance and accounting, workflow / platforms, research and analytics (knowledge process outsourcing), technology solutions, front-end / mailroom, customer experience / helpdesk services; and	Competitive intelligence, pipeline analysis, product profiling, key performance indicators (“KPI”) reporting, epidemiology analysis, market opportunity assessment, social media analysis, key opinion leader (“KOL”) research, modeling and tool building support, pricing analytics, patient data analytics, market mix model, big data platform development, data governance.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	Integrate Edge: A cloud-based, fully customizable competitive intelligence platform;

•	SocioSEER™: A unique social media analytics platform;

•	WNS Agilius: A proprietary cloud-based business intelligence self-serve analytics platform;

•	WNS Forecasto: A cloud-based forecasting platform;

•	Therapy Area Analyzer: A proprietary therapy area knowledge repository; and

•	Consult™: A clinical decision support technology platform.

Diversified Businesses (including Manufacturing, Retail, CPG, Media and Entertainment and Telecom)

We deliver comprehensive BPM solutions for diversified businesses, including manufacturing, retail, consumer packaged goods, media and entertainment, and telecom. Across these industries, we have developed a suite of transformative digital and analytics solutions that are designed to optimize business performance and enhance customer experience. Our offerings include a host of platform-based and intelligent automation-driven solutions such as digital finance office, WNS EXPIRIUS for customer experience, warranty management business process-as-a-service, supply chain planning suite and control tower, CPO TRAC (a procurement management solution to assist chief procurement officers (“CPOs”)) for digital-led procurement management, e-commerce digital merchandising and digital order management.

Our offerings also encompass advanced analytics solutions that help drive business performance, including working capital optimization, sourcing spend reduction, marketing spend optimization, supply chain risk reduction and increased customer lifetime value.

As at March 31, 2021, we had 4,462 employees in this business unit. In fiscal 2021 and 2020, this business unit accounted for 15.3% and 16.5% of our revenue and 16.1% and 17.1% of our revenue less repair payments (non-GAAP), respectively.

Manufacturing: Our manufacturing team has rich experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients.

Sub-verticals / Industry Sectors. The key manufacturing sub-verticals and industry sectors we serve include:

•	Electronics manufacturers;

•	Metal and mining companies;

•	Optical equipment and imaging product manufacturers;

•	Building and construction product manufacturers;

•	Aeronautical product manufacturers;

•	Precision engineering companies;

•	Industrial manufacturing companies;

•	Specialty chemicals companies;

•	High-tech products companies; and

•	Food processing companies.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Manufacturing – Service Offerings
Supply Chain Planning and Forecasting	Sourcing and Procurement	Fulfillment and Logistics
Sales and operations planning, demand forecasting, supply planning, inventory management, inventory analytics;	Strategic sourcing, category management, contract management, spend analytics, transactional procurement;	Order entry and processing, order tracking, billing / invoicing, transport management, logistics optimization;

Warranty and Returns Management	Sales, Marketing and Customer Services	Enterprise Shared Services
Warranty customer operations, warranty claims management, parts / repair management, warranty financial management, returns management, customer helpdesk;	Global market opportunities, brand building, go-to market strategy, customer experience services, order management, acquisition analytics, retention analytics; and	Finance and accounting services, statutory and compliance support, customer experience services, human resource services, IT service desk, application support.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies;

•	CPO TRAC: A procurement management solution that leverages digital advancements coupled with predictive and functional analytics designed to transform procurement functions; and

•	Warranty Management Business Process-as-a-Service: A platform-led offering that is designed to enable automated claims processing, improve customer satisfaction and reduce cost of warranty operations.

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

Sub-verticals / Industry Sectors. The key retail and CPG sub-verticals and industry sectors we serve include:

•	Beverage companies;

•	Fast food chains and restaurants;

•	Processed food suppliers;

•	Cosmetics and healthcare companies;

•	Apparel and footwear;

•	General merchandize retailers;

•	Specialty retailers; and

•	E-commerce retailers.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Retail and Consumer Packaged Goods – Service Offerings
Strategy Solutions	Customer Experience Services	Supply Chain Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, power brand strategy, marketing spending optimization;	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer experience services;	Retailer-supplier collaboration for demand-driven supply chain and retail execution management, supply intelligence, supplier performance and risk monitoring, contract management, supply chain orchestration – global trade shared services, trading partner helpdesks, logistics;

Revenue Management Solutions	Content Services	Enterprise Shared Services
Planning and execution of transaction and interaction-based campaign strategies, loyalty management, credit control and collections;	Product catalogs, user-generated content moderation, digital content protection, web / print content, website analytics and optimization; and	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk and application support.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WADESM: A predictive analytics solution framework designed to enable businesses to scale the analytical maturity curve;

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies; and

•	WNS Brandttitude™: A cloud-based business intelligence self-serve analytics platform.

Media and Entertainment: Our media and entertainment offerings are designed to help our clients create new revenue streams, capitalize on emerging digital opportunities, attract next-generation consumers and boost margins.

Working with some of the largest media and entertainment companies in the world gives us an undisputed advantage in understanding the nuances of the business. We leverage years of industry and process experience, and a large team of digital media experts to deliver next-generation cost-effective solutions to clients in this industry.

Sub-verticals / Industry Sectors. The key media and entertainment sub-verticals and industry sectors we serve include:

•	Music;

•	Publishing;

•	Television;

•	Radio;

•	Filmed entertainment;

•	Gaming and animation;

•	Sports entertainment; and

•	Internet and outdoor advertising firms.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Media and Entertainment—Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization;	Digital operations solutions to help companies successfully expand into the digital business; royalty management solutions to help clients manage rights and royalties in both new media and traditional media; piracy protection services to help companies prevent media piracy issues;	Seamless integration of traditional and digital product sales, marketing and distribution to enable clients to roll out timely innovative pricing / packaging strategies;

Customer Experience Services	Content Services	Enterprise Shared Services
Omni-channel (phone, e-mail, fax, website, live chat, social media) customer experience services;	Product catalogs, user-generated content moderation, digital content protection, web / print content, website analytics, optimization; and	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk, application support.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	SocioSEER™: A social media analytics platform and

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies.

Telecom: Our experience in consolidating and centralizing the functions of our telecommunications clients with built-in variable capacity to meet business requirements helps us deliver business value. WNS’ end-to-end BPM solutions are designed to enable telecom companies to transform their value chain while tackling myriad challenges.

Our solutions are underpinned by the right mix of digital, analytics, and domain and process expertise that enables our clients to achieve cost efficiencies and drive sustainable growth.

Service Offerings: We provide the following key areas of services to clients in this business unit:

Telecom—Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and Customer Experience Services	Enterprise Shared Services
Contract administration, sales order processing, service administration and data control;	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, order tracking, proactive order management, billing, data management (for example, forms and administration);	Inbound customer experience services, logging and monitoring service requests, CRM analytics, collection analytics, web correspondence, IT customer experience services (global service desk); and	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk, application support.

Travel and Leisure

We deliver end-to-end services to clients across the travel and leisure industry value chain.

We collaborate with clients to provide a range of outcome-based solutions designed to improve customer experience, enhance operational efficiency, optimize revenues and maintain rigor in operations. We also collaborate with third-party global technology solution providers to drive innovation in our service offerings that seek to provide best-fit and best-of-breed digital-driven solutions to our clients.

As at March 31, 2021, we had 8,146 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2021 and 2020, this business unit accounted for 14.2% and 18.0% of our revenue and 14.9% and 18.6% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key travel and leisure sub-vertical and industry sectors we serve include:

•	Suppliers: Airlines, cargo, hotels, cruise lines, coach companies;

•	Travel intermediaries: Online travel agencies, travel management companies, tour operators; and

•	Other travel segments: Airports, hospitality brands, global distribution systems (GDS), travel technology companies.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Travel and Leisure—Service Offerings
Operations	Enterprise Shared Services	Research and Analytics	Customer Experience Services

Commercial / Marketing: Passenger name record fulfillment, fares and distribution, billing information data tapes audit, campaign management and eCommerce;

Crew scheduling and rostering, disruption management, during travel services, maintenance and engineering, port operations and baggage desk;

Digital Content Services: Content loading, content parity, rate loading and content writing;

Cargo: Commercial, revenue management, trucking, operations and BI, revenue accounting, rate / revenue audit and helpdesk;

	Finance and accounting, procurement, human resources;	Loyalty and customer analytics, guest experience and customer satisfaction score analytics, market and campaign analytics, strategic research and market intelligence, business intelligence and data management; and

Bookings and reservations, cancellations and reschedules, rates enquiry, booking refunds, ancillary cross sell / up sell and corporate bookings;

Guest relations, general queries, website assistance, complaint management and surveys, VIP desk / concierge / after hours, guest special requests and social customer experience management; and

Member Services: Enrollment and administration, general program enquiries, redemption bookings, membership fulfillment, tier management and technical helpdesk.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WNS EXPIRIUS: A digital customer experience model that integrates WNS’ travel domain expertise with its modular technology stack to deliver industry-relevant customer experience;

•	SocioSEER™: A social media analytics platform;

•	TruAgent: An intelligent analytics-powered solution that drives and manages the performance of contact centers;

•	Unison: An end-to-end omni-channel customer interaction journey platform powered by advanced analytics, natural language processing and proprietary machine-learning algorithms;

•	InTouchTM: A social media engagement platform;

•	Claim fraud analytics: An automated analytics solution to identify fraudulent passenger and baggage claims;

•	Travel recovery tracking solution: An analytical platform providing insights related to the demand recovery patterns for the travel industry;

•	QbaySM: A multi-GDS platform for queue management;

•	Refunds application control: Streamlined refunds processing;

•	SeatSure: Automated seating of minors;

•	WinBot: A chatbot solution;

•	QMail: An e-mail categorization solution based on AI and ML;

•	CFO TRAC: A unified and comprehensive suite of technology solutions designed to enable the futuristic agenda of of chief financial officers (“CFOs”);

•	Outperforming CFO Framework: A best-practice and digital-enablement toolkit designed to deliver finance and accounting process optimization;

•	E-Close: A financial close management tool;

•	Verifare Plus 3.0SM: A fare audit tool;

•	AnciFly: An ancillary revenue analytics engine;

•	Commercial Planning Suite: An integrated revenue analytics platform;

•	Data monetization platform: An engine to mine available data and create revenue generation opportunities;

•	Fintinel: Advanced financial analytics to identify audit targets by analyzing all the transactions;

•	WNS ACOSS: An end-to-end cargo solution powered by intelligent automation, advanced analytics and domain expertise;

•	WNS Skense: A cognitive data capture and processing platform to drive automation;

•	CFO digital cockpit: One-view analytical insights of the finance organization; and

•	Spend analytics: Automated spend classification and analysis.

Shipping and Logistics

We are one of only a few providers of BPM solutions for the shipping and logistics market. Our strategic focus is demonstrated through our organizational structure, where we have a separate logistics vertical and approximately 4,000 dedicated logistics BPM professionals who cater to more than 21 leading logistics brands worldwide. Our client solutions span the entire shipment life cycle, such as booking, documentation, core operations support, customer experience services, finance and accounting, customer experience services, business technology and data analytics.

We have a long-term strategic focus on developing and deploying new-age technologies, tools and platforms designed to create sustainable cost and quality advantage for our clients. We also leverage our analytics expertise in combination with industry domain knowledge and custom-built proprietary frameworks to help clients make informed decisions at the right time. We provide an array of services to our clients, such as complex data integration, cutting-edge advanced analytics, personalization and big data.

As at March 31, 2021, we had 4,116 employees working in this business unit. In fiscal 2021 and 2020, this business unit accounted for 7.0% and 6.0% of our revenue, and 7.3% and 6.3% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key shipping and logistics sub-verticals and industry sectors we serve include:

•	Global air express and courier companies;

•	Ocean shipping – Non-vessel operating common carrier, ocean liners, ports and terminals and shipping agencies;

•	Trucking – Less-than-truckload, full truckload, truck rental and leasing, compliance, safety and accountability; companies

•	3PL and 4PL Services;

•	Rail; and

•	Transportation safety and compliance.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Shipping and Logistics—Service Offerings
Sales and Marketing	Customer Experience Services	Document Processing	Operations Support
Tariff filing and maintenance, rate quotes, service contract / rate agreement creation and maintenance and actuarial services;	Customer file and debtor file administration, customer helpdesk, booking desk-phone / e-mail / electronic data interchange web, rating companies) and capital modeling, pricing and underwriting support, and catastrophe modeling;	Exports, bill of lading, processing, advance custom manifest submission, freight audit, billing and invoicing, vessel closures, imports, import data quality process / checks, arrival notifications, import general manifest filings with delivery order issuance, customers document processing, verified gross mass updating;	Vessel schedules – long-term support, vessel schedules – coastal, routing module maintenance, traffic control coordination, booking with carrier, hazardous cargo approvals, vendor management – vendor file administration, purchase order / job order creation, gate moves, ship husbanding, stowage planning, bay plan submission and distribution, inbound and outbound trans-shipment, maintenance and repairs, global stock reconciliation, container leasing validation, vessel performance reports, inventory management, chart corrections management, safety and environmental key performance indicator (“KPI”) monitoring onshore;

Transportation Safety and Compliance, and Analytics Services	Enterprise Shared Services	HR and Payroll	Sourcing and Procurement
Driver logs, driver qualification, video log monitoring, and miles without hours exceptions handling;	Accounts payable, accounts receivables, disbursement accounting, credit and collections, agency reconciliations, general ledger / bank reconciliation, cash reporting and audit / vendor reconciliation, financial management reporting, vendor helpdesk, monthly closing / quarterly / yearly closing, treasury support, agency audits, claims management;		Strategic sourcing, category management, contract management, spending analytics, and transactional procurement;

Research and Analytics	Technology Services
Metrics realization and analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, reverse logistics analytics, revenue analytics, and distribution center analytics; and	Intranet support, claims management, data hubbing, e-commerce registration, e-learning module content management, e-learning module content creation and intelligent automation services across segments; platform consulting and implementation support, consulting and transformation services (automation, business process re-engineering, digital).

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WNS Malkom™: An AI- and ML-enabled optical character recognition billing platform designed to digitize and automate approximately 60-70 percent of a bill of lading with a front-end application;

•

WNS Fire: A desktop app designed to enable organizations to build a world-class dispute management process by reducing resolution cycle time and maximizing customer satisfaction with real-time data and insights;

•	WNS Bridge: A single enterprise-wide real-time visual dashboard to enable decision support;

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies;

•

Digital Freight Automation Services: Driving end-to-end transparency and intelligent process automation across the shipping management value chain of sales and marketing, customer service, operations, export and import documentation, finance and accounting, and human resources along with AI and ML-driven workflows and real-time data to drive intelligent operations;

•	ACE: Intelligent automation BOTs for portals to raise and rectify disputes;

•	iLearn: A digital learning platform;

•	Bolt: Custom learning experience to address training needs around logistics sectors from domain perspective; and

•	GLINT: A full-stack AI learning journey management platform.

Consulting and Professional Services

Our consulting and professional services (“CPS”) business unit’s objective is to help clients outperform in their industry by leveraging industry-specific knowledge and domain expertise. We currently cater to more than 25 clients from our key delivery centers in India, Romania, China, the Philippines and Sri Lanka.

Our CPS business unit offers an array of solutions to a range of sectors in consulting and professional services. Our solutions range from complex business and financial research and analytics to simple data management operations. Besides providing shared services support to our clients for functions such as finance and accounting, human resource management, customer support, procurement and IT and infrastructure management, we also provide domain-specific offerings.

As at March 31, 2021, we had 3,377 employees in the business unit. In fiscal 2021 and 2020, this business unit accounted for 6.2% and 5.4% of our revenue, and 6.5% and 5.5% revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key CPS sub-verticals and industry sectors we serve include:

•	Content and information publishers;

•	Background verification companies;

•	High technology (“Hi-tech”) firms;

•	Legal services firms;

•	Executive search firms;

•	Real estate service firms; and

•	Marketing service providers.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Consulting and Professional Services—Service Offerings

Background Verification Firms	Content and Information Publishers	Legal Services Firms	Executive Search Firms
Background checks, education, employment, criminal background and social media checks, corporate investigative research, enhanced due diligence, content and data management, executive search support, client services and business development support;	Content sourcing, content creation, database creation, maintenance and update, aggregation, indexing and tagging, content copy editing and proofing, content enrichment, analysis and product creation, content review and quality assurance, design and production services for digital / print products, advertising operations and order fulfillment, analytics and CRM support;	Legal support, legal and business research, case management, document management, digital dictation transcription, pitch support, patent and trademark searches, contract management, title checking, lease management, company secretarial services, legal transcription, personal injury support;	Sourcing and pre-sourcing, pre-screening, name identification, interview and offer management, pitch book support, business intelligence, industry and company research, database clean-up, update and management, document management, business executive support;

Real Estate Services Firms	Marketing Service Providers	Hi-tech Firms
Real estate accounting, lease management, surveying and lettings support, business and financial research, real estate analytics, portfolio and fund accounting, sales and marketing support, end-to-end conveyancing process, contract management and secretarial services;	Industry, company and product research, market research operations, market research analytics, shopper and CRM analytics, web / digital analytics, campaign management and analytics, database management, digital content management and production support (designing and development); and	Customer experience services, consultative selling, sales CoE, content management, data engineering and governance, data advisory, CRM and web analytics, digital marketing, finance and accounting, human resources and procurement support.

Banking and Financial Services

Our banking and financial services practice supports more than 25 leading clients, including large commercial and retail banks, wholesale and retail lenders, wealth advisors, asset managers, investment banks, private equity firms, hedge funds, financial technology (or commonly referred to as FinTech) organizations and mortgage servicing companies, with a comprehensive suite of business process management and transformation solutions.

We seek to add value to our clients’ businesses by improving customer experience, unlocking cost efficiencies and revenue opportunities, streamlining processes, and leveraging a wide range of process re-engineering, automation (robotic and non-robotic), and digital and advanced analytics (AI and ML) solutions.

As at March 31, 2021, we had 2,627 employees working in this business unit. In fiscal 2021 and 2020, this business unit accounted for 4.7% and 4.4% of our revenue, and 4.9% and 4.5% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key banking and financial services sub-verticals and industry sectors we serve include:

•	Retail and commercial banking;

•	Mortgage and loans;

•	Wealth and investment banking;

•	Financial technology;

•	Capital markets and asset management;

•	Financial advisory firms;

•	Financial research and financial market intelligence companies;

•	Trade finance; and

•	Financial institutions.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Banking and Financial Services—Service Offerings
Retail Banking	Commercial Banking	Capital Markets	Mortgage

On-boarding: Application processing, document review and verification, know-your-customer (“KYC”) and customer due diligence, underwriting, spend limit;

Servicing: Maintenance, customer support, transaction processing, complaints and disputes handling, vulnerable customer management, fraud detection and management, chargebacks, anti-money laundering (“AML”) transaction monitoring;

On-boarding: Application processing, KYC / ultimate beneficial owner verification, document review and verification;

Credit Risk: Credit analysis, probability of default / loss given default, financial spreading, risk grading support;

Operations: Collateral management, covenant monitoring, renewals, annual reviews, billing;

Cash Management: Funds transfer, Nostro / Vostro (these terms are used with reference to one bank maintaining money at another bank), reconciliation, payment processing and investigation, AML transaction monitoring;

Trade Finance: Processing of import / export letters of credit, standby letters of credit, guarantees, receivables financing, trade-based money laundering support;

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

Back Office: Clearing and settlement, custody / record keeping, stock transfer, collateral management, expense and income processing, fund accounting / net asset value calculations, reconciliations, financial reporting, settlement;

Origination: Application processing, KYC, pre-underwriting and underwriting support, credit evaluation, title commitment, pre-funding audit, disbursal;

Servicing: Customer service, loan boarding and set-up, adjustable rate mortgage audit, payments processing, assignments and endorsements, lien release, escrow management / periodic analysis, final documents follow up and audit;

Default Management: Pre-loss mitigation, foreclosure support, borrower research, loan modification, forbearance support;

Secondary Market: Post close audit, due diligence of acquired packets, documentary fulfillment, trailing doc follow ups;

Fintech	Enterprise Shared Services	Research and Analytics
Application processing support / helpdesk, customer service, complaints handling, exception management, customer screening, transaction monitoring, operations advisory services;

Finance and Accounting: Accounts payable, travel and expenses management, general ledger, budgeting and forecasting, financial planning and analysis, reporting, capital management support, asset liability management;

Sourcing and Procurement: Strategic sourcing, category management, contract management, spend analytics, transactional procurement; and

Financial and business research, equity / fixed income / credit research, risk analytics, fraud analytics, model development and validation, loyalty analytics, customer interaction analytics.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	RiskCheck: A negative news screening platform;

•	iDetect: A fraud detection engine leveraging advanced analytics;

•	CreditEvaluator: A credit evaluation / pre-underwriting tool for credit cards;

•	KYC Researcher: An RPA-based tool for politically exposed person and sanctions screening;

•	iDebt: An intelligent debt management solution designed to improve collections efficiency and effectiveness;

•	Kwilo: An AI-based financial statement spreading tool;

•	WNS Skense: A cognitive data capture and contextualization platform underpinned by AI and ML;

•	Tookitaki: An analytics-led transaction monitoring platform; and

•	Mozaiq: An intelligent automation-based mortgage origination process.

Utilities

We are a leading utilities BPM solutions provider with domain expertise across the utilities value chain – generation, transmission and distribution. Our solutions portfolio supports utility companies catering to the residential, industrial, and small and medium enterprise (“SME”) segments.

We are a strategic transformation provider to clients from the US, the UK, and Asia-Pacific and African regions. We offer digital-driven, technology-enabled, analytics-led and automation-infused services. We support business-to-consumer and business-to-business processes for our clients through our solutions spanning meter-to-cash (including customer acquisition and management, billing and metering, payment processing, credit and collections) and other areas within the utilities value chain, including distribution and field services. Our long-standing relationships with leading global companies have helped us develop geography- and industry-specific domain expertise and capabilities in key segments. We enable business transformation by leveraging analytics, digital platforms, tools and solutions, and automation through AI and cognitive intelligence solutions.

Our capabilities to support clients across processes in oil and gas, electricity and water suppliers include end-customer support, back-office processes, new product offerings (including prepay meters), carbon emission management, asset management, FAO services (including procurement services), debt management and other enabling services, such as meter reading, bill printing and digital support services (including smart metering). We offer platform integration, application integration, data integration, process integration, component integration and system integration capabilities.

Using social media analytics and big data analytics across multiple channels, we help provide clients with a single view of the customer. Our analytics offerings include mining of structured and unstructured data, speech and text analytics, and revenue assurance analytics with a view to enabling clients to acquire more customers, and improve cross-sell, up-sell and collection rates. Our offerings in RPA, AI and ML include feasibility studies to identify processes, design and build solutions, and develop codes to automate processes for deployment in live environments.

As at March 31, 2021, we had 2,955 employees working in this business unit. In fiscal 2021 and 2020, this business unit accounted for 4.6% and 6.3% of our revenue, and 4.8% and 6.5% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key utilities sub-verticals and industry sectors we serve include:

•	Oil and gas;

•	Electricity;

•	Water; and

•	Renewable energy.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Utilities — Service Offerings
Digital Meter-to-Cash Revenue Cycle Operations	Customer Experience Services	RPA, AI and ML	Research and Analytics	Enterprise Shared Services
Managing the customer life cycle, which covers acquisition, billing, payment and withdrawal along with dispute resolution, exception handling, customer debt management, payment management for electricity, gas and water utilities across residential and business customers, all-encompassing smart and analog meters, reduction in voids and gap properties, energy efficiency and zero carbon emission;	Sales CoE encompassing customer acquisitions, retention, enhancement, cross-selling / up-selling, customer experience services — queries, correspondence, and asset management; prepay to help our clients set up a completely new offering for the customers;	Feasibility studies to identify processes, build solution design, develop codes to automate processes for deployment in live environments;	Data mining, decision-support services, revenue assurance covering smart collections, fraud analytics, bankruptcy forecasting, fraud reduction, cash flow improvement and engagement with vulnerable customers; this also has customer analytics – segmentation, lifetime value analysis, net promoter score analysis, speech analytics and text analytics;

Finance and accounting, supply chain management and procurement: E-sourcing, vendor rationalization, supplier management, procurement optimization, sourcing, procure-to-pay transactions, supply chain analytics, order-to-cash transactions and record-to-report; and

Human resource management: Administration support and payroll services.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•

Utility-in-a-Box: Document control and digitization, master data management, enterprise resource planning implementation and support, digital meter-to-cash – BPaaS, workflow, support for SAP implementations and web chat CoE

Horizontal Units

Finance and Accounting

Our finance and accounting services encompass an array of end-to-end industry-specific and cross-industry solutions. Combining deep industry knowledge with technology, analytics and process expertise, we co-create with our clients digitally enabled transformational solutions and capabilities covering intelligent automation, AI, cognitive computing, natural language processing, machine learning, blockchain, IoT, BPaaS platforms, embedded analytics and process re-engineering frameworks which cut across multiple verticals.

By adopting four key philosophies – embark, equip, govern and sustain – we have developed virtual transition models designed to enable fast, seamless and cost-effective transitions. We have implemented shared service centers and rationalized financial systems to optimize and consolidate our clients’ information technology platforms. We also offer multi-location and multi-system global finance and accounting consolidation.

As at March 31, 2021, we had 7,021 employees in this horizontal unit. In fiscal 2021 and 2020, this horizontal unit accounted for 23.3% and 22.7% of our revenue, and 24.5% and 23.6% of our revenue less repair payments (non-GAAP), respectively.

Sub-vertical / Industry Sectors. The key industry sectors we serve include:

•	Retail and CPG;

•	Insurers;

•	Energy and utilities;

•	Healthcare;

•	Media and entertainment;

•	Banking and financial services;

•	Telecom;

•	Manufacturing;

•	Shipping and logistics;

•	Travel and leisure; and

•	Other emerging industries.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

Finance and Accounting—Service Offerings
Source-to-Pay (Procurement)	Quote-to-Sustain	Record-to-Report	Decision Support

Sourcing to Contract: Sourcing and supplier relationship management;

Procurement: Procurement operations;

Invoice to Pay: Document management, invoice processing and reporting, purchasing card and travel expense claims processing, payment remittances and accounts payable enquiries;

Other Misc. / MEC: Miscellaneous activities, month-end close;

Quote-to-Order: Customer master data, credit management, customer contract management;

Order-to-Bill: Customer order management and customer billing management;

Bill-to-Cash: Collections and dispute management, manager cash application and customer deduction management;

Report-to-Sustain: Customer request and inquiries, reports and analytics dashboards, and perform revenue assurance;

		Record: Master data management, book keeping, fixed assets, intercompany and general accounting; Report: Financial reporting, statutory reporting and taxation;	Budgeting, forecasting, variance analysis and management reporting;

Corporate Functions	Supply Chain Finance	Governance, Risk, Compliance and Audit Services	Industry-specific Accounting
Treasury, cash management, financial planning and analysis, tax and compliance, decision support and management accounting;	Product costing, inventory accounting, manufacturing accounting, supply chain analytics and supply chain fulfillment support;	Governance consulting, risk analytics services, compliance services and audit services; and	Passenger revenue accounting, revenue audit and recovery, claims management, loan account maintenance, royalty accounting, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing and disbursement accounting.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in the horizontal unit:

•	Outperforming CFO Framework: A framework of best practices and digital enablement toolkits designed to enhance finance and accounting process optimization;

•	Financial Intelligence-in-a-Box: A suite of advanced analytics solutions for insights on financial controls designed to prevent vulnerable transactions;

•	WNS eClose: An activity tracking and reconciliation workflow solution;

•	WNS JE Rec TRACTM: A workflow solution for automatic reconciliation tracking, processing, validation and checklist;

•	AP TRAC Lite: An end-to-end invoice processing workflow solution;

•	CashWiz: A cloud-based cash application platform leveraging fuzzy logic;

•	WNS Trackpoint Pro: A web-based case management tool;

•	Quote-to-Sustain: An integrated end-to-end solution powered by data, analytics and intelligent automation for managing order fulfillment, billing and receivables;

•	Journal Entry Analytics Application: An advanced statistical model designed to enhance process efficiencies and controllership;

•	Cash Flow Forecasting Application: A tool to unfold substantial incremental free cash flow and improve days payable outstanding and vendor performance satisfaction score scores; and

•	Working Capital Optimization through Accounts Payable Analytics Application: A solution to identify opportunities to enhance liquidity and bottom-line impact.

Customer Experience Services

Our Customer Experience (“CX”) services leverage a human-centered design that seeks to ensure domain, digital and innovation are at the core to deliver superior business outcomes and build customer trust. We focus on co-creating business outcomes with our clients by combining our domain-focused digital solutions and CoEs.

WNS CX services are enabled by our proprietary solution WNS EXPIRIUS and powered by our following CoEs: Sales (sales, up-sell or cross-sell), Fulfillment (transaction processing, customer retention), Assisted Digital Channels and Smart Collections (debt). The end-to-end services span the customer life cycle, namely customer acquisition, relationship management, customer retention and collections.

As at March 31, 2021, we had 10,877 employees in this horizontal unit. In fiscal 2021 and 2020, this horizontal unit accounted for 16.9% and 20.7% of our revenue, and 17.8% and 21.5% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Sectors. The key industry sectors we serve include:

•	Healthcare;

•	Manufacturing;

•	Retail and CPG;

•	Shipping and logistics;

•	Banking and financial services;

•	Travel and leisure;

•	Media and entertainment;

•	Telecom; and

•	Utilities.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

Customer Experience Services – Service Offerings
Domain-led Consulting	Experience Design and Engineering	Assisted Digital Channels
Best-of-breed CX strategies	Digital engagement strategy, journey orchestration, integrated analytics and digital experience platforms;	Chat, social media (traditional sites such as Facebook, Twitter, forums, blogs and review sites), digital engagement (mobile, web) and asynchronous messaging;

Self-serve Automation	Traditional Channels	Language Support
Voice bots, chat bots, virtual assistants;	Interactive voice response, voice, e-mail and short messaging service; and	Support in English, French, Italian, Spanish, German, Arabic, Afrikaans and more than 20 key regional languages across the globe.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this horizontal unit:

•	WNS EXPIRIUS Toolkit – A digitally integrated CX model with the following microservices;

•	EXPIRIUS ConverseEX (Conversational Cognitive Self-service);

•	EXPIRIUS CloudServEX (Omni-channel Cloud Contact Center-as-a-Service);

•	EXPIRIUS AssistEX (Proactive Agent Assistance and Automation);

•	EXPIRIUS TranslateEX (Real-time Language Translation);

•	EXPIRIUS EngageEX (Workforce Engagement Suite);

•	EXPIRIUS RemoteEX (User Monitoring for Security and Compliance);

•	EXPIRIUS ElevateEX (360° Customer Insights and Integrated Analytics-as-a-Service); and

•	EXPIRIUS JourneyEX (Customer Journey Discovery and Orchestration).

Research and Analytics

With more than 2,500 employees, our research and analytics practice helps more than 100 global clients across multiple verticals make critical business decisions with data-driven insights. We provide end-to-end unified analytics offerings to harness actionable insights from data, including data engineering, visualization and cloud-based services. We enable process-embedded analytics solutions to drive digital transformation goals for our clients. We also leverage our scalable AI / ML-based cognitive products and platforms designed to deliver non-linear benefits.

We rely on our deep domain expertise, integrated platform and service offerings, flexible commercial models including FTE, project, transaction and outcome-based models, and strategic technology partnerships to help clients meet their business needs.

As at March 31, 2021, we had 2,626 employees in this horizontal unit. In fiscal 2021 and 2020, this horizontal unit accounted for 10.4% and 10.4% of our revenue, and 10.9% and 10.7% of our revenue less repair payments (non-GAAP), respectively.

Sub-vertical / Industry Sectors. The key research and analytics sub-verticals we serve include:

•	Retail and CPG;

•	Banking and financial services;

•	Insurance;

•	Utilities;

•	Travel and leisure;

•	Healthcare; and

•	Other emerging industries.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

Research and Analytics – Service Offerings
Analytics Consulting	Unified Analytics	Embedded Analytics
Strategy ideation and roadmap, diagnostic and solution design, and analytics from data to insights (project initiation, setup and run);	Data management and integration, data engineering, data governance, data visualization and data accelerators;	Customer experience analytics, CFO analytics, CPO analytics, cognitive data extraction and contextualization, and operational analytics;

AI and ML	Research
Modeling and algorithm design, cognitive and predictive analytics on structured and unstructured data (image, speech, text, video), and natural language processing and generation; and	Competitive research, financial research, executive research, business research, survey programming, and business intelligence dashboards and reporting.

Industry and Domain-specific Service Offerings. We provide the following industry and domain-specific services to clients in this horizontal unit:

Research and Analytics – Industry-specific Service Offerings
Retail and CPG	Insurance	Banking and Financial Services
Revenue growth management (pricing, promotions and portfolio analytics), channel management, customer 360 analytics, supply chain analytics, and ecommerce and digital analytics;	Claims analytics, underwriting analytics, customer analytics, pricing analytics and fraud analytics;	Risk and compliance analytics, customer analytics and investment research;

Energy and Utilities	Travel and Leisure	Healthcare
Revenue assurance analytics, customer experience analytics and collections analytics;	Customer and loyalty analytics, cargo analytics, pricing and revenue management analytics, ancillary revenue enhancement analytics, campaign analytics and hyper-personalization, and claim fraud analytics; and	Competitive intelligence and market opportunity assessment, pipeline analysis, product profiling, KPI reporting, social media analysis, pricing analytics and patient data analytics.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this horizontal unit:

•	WNS Skense: A cognitive data capture and contextualization platform underpinned by AI and ML;

•	WNS Agilius: A proprietary cloud-based business intelligence self-serve analytics platform; and

•	SocioSEER™: A social media analytics platform.

Technology Services

Our technology strategy for clients has been to leverage established and emerging technologies to expedite the shift to the ‘Work from Anywhere’ model, while simultaneously re-defining existing business models, embedding process intelligence and automation into business operations, and driving organizational agility.

At the core of our technology strategy is “WNS TRAC ®,” which is a consolidated suite of comprehensive digital BPM solutions. It combines the strengths of deep domain and technology expertise, a global partner ecosystem and end-to-end service provisioning (from consulting / advisory to implementation, support and managed services).

WNS TRAC ® solutions are pre-configured with best practices and industrialized accelerators designed to drive development and adoption of cloud-native applications, intelligent automation, AI, advanced analytics, blockchain and IoT – with a host of deployment options and commercial models to choose from. Available as all-inclusive BPaaS or plug-and-play solutions that are designed to seamlessly integrate with clients’ existing technology environment, our digital solutions seek to drive transformation for today’s anytime-anywhere consumers.

As at March 31, 2021, we had 329 employees in this horizontal unit. In fiscal 2021 and 2020, this horizontal unit accounted for 2.2% and 1.4% of our revenue, and 2.3% and 1.5% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key industry sectors we serve include:

•	Travel and leisure;

•	Insurance;

•	Shipping and logistics;

•	Utilities; and

•	Retail and CPG.

Industry-specific Technology Tools / Platforms. We utilize the following industry-specific technology tools and platforms in delivering services to our clients in this horizontal unit:

•	Travel TRAC

•	WNS Intelligent Automation: A comprehensive suite of intelligent automation solutions underpinned by cognitive technologies, AI and ML;

•	Verifare Plus 3.0SM: A fully automated, analytics-enabled and web-based fare audit solution designed to enable airlines to maximize revenue recovery and minimize revenue leakage;

•	RePAXSM: A fully automated and on-demand solution designed to help airlines manage flight disruptions;

•	QbaySM: A fully automated and cloud-hosted workflow management platform designed to manage back-office operations across centers and geographies, minimize costs and enhance customer service;

•

SmartPro® Interline Audit Tool: A fully automated, analytics-led and web-enabled proration engine designed to help airlines make better revenue management decisions, arrest revenue leakage, prorate accurately, comply with industry regulations and reduce total cost of operations;

•	AnciFly: An analytics engine underpinned by intelligent technologies and designed to help airlines enhance ancillary revenues;

•	WNS ACOSS: A suite of agile solutions designed to enhance efficiencies across revenue and cost-critical cargo processes; and

•

Commercial Planning Suite: A cloud-based and unified decision support / analytics platform designed to drive actionable insights from disparate sources for functions such as revenue management, sales, pricing, network planning, code share and alliances.

•	Insurance TRAC

•	WNS Insurance BPaaS / Insurance-in-a-Box: A target operating model designed to provide insurers with the combined advantage of technology platforms and business process management-as-a-service;

•	VeriChain: A blockchain-based risk syndication solution designed to enable specialty insurers execute secure transactions in a multi-party ecosystem;

•	Mobile-enabled First Notice of Loss: A smartphone self-serve application designed for claims lodgment;

•	eAdjudicator: An RPA- and analytics-led solution designed to automate the end-to-end adjudication process for various types of claims; and

•

Fraud Detection: A blockchain-led solution designed to validate the authenticity of customers, policies and claims by providing complete historical records to help identify fraudulent claims or duplicate transactions.

•	Shipping and Logistics TRAC

•	WNS Malkom: A digital billing platform, underpinned by AI and ML, designed to automate the end-to-end bill of lading process.

•	CPG and Retail TRAC

•	Digital Order Management: A touchless order management solution designed to enhance customer experience, reduce billing disputes and revenue leakages, and optimize on time in full metrics; and

•	Warranty BPaaS: A platform-led offering designed to automate claims processing, improve customer satisfaction and reduce cost of warranty operations.

Cross-industry Technology Tools / Platforms. We utilize the following cross-industry technology tools and platforms in delivering services to our clients in this horizontal unit:

•	CFO TRAC

•

Procure-to-Pay: A technology solution designed to facilitate multi-channel introduction of invoices, data extraction and processing, followed by seamless transfer to native enterprise resource planning systems for further action;

•	Order-to-Cash: A software-as-a-service solution designed to standardize the order-to-cash process in line with industry-leading practices;

•	Record-to-Report: A solutions suite designed to automate complex and high-volume transactional reconciliations for banks and large organizations; and

•	Payment Reconciliation: A blockchain-led solution designed to enable payment reconciliation among multiple entities within or outside an organization.

•	CPO TRAC

•	WNS Procurement Card: A fully integrated, compliant and automated solution designed to manage the reconciliation and settlement process in the client’s existing enterprise resource planning system;

•	WNS Supplier Portal: A supplier self-service portal designed to enable efficient online exchange and flow of supplier communications; and

•	WNS Spend Analytics: A solution designed to centralize, classify, search and improve data quality to derive meaningful and actionable business insights in real-time.

•	Analytics

•	SocioSEERTM: A social media analytics platform;

•	WNS BrandttitudeTM: A cloud-based business intelligence self-serve analytics platform;

•	WNS Agilius: A proprietary cloud-based business intelligence self-serve analytics platform;

•	WNS Sentinel: An AI-led tracking tool for early identification of trends for new product development; and

•	WNS Skense: A cognitive data extraction and contextualization platform underpinned by AI and ML; and

•	Data Management Suite: A comprehensive suite designed to enable enterprises to scale the data maturity curve faster.

•	Customer Experience

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies.

•	RPA and Intelligent Automation TRACTM: A comprehensive suite of automation solutions including RPA bots and bespoke intelligent automation solutions.

Sales and Marketing

The sales cycle for business process management services is time-consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers (in person or virtually), and performing analysis (including diagnostic studies, proofs-of-concept, and pilot implementations) to demonstrate our delivery capabilities, finally culminating into a contract with the client. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and staffed them with “hunting” or new relationship sales professionals (which we refer to as “hunters”), as well as “farming” or existing client relationship professionals (which we refer to as “farmers”). Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing clients’ business needs and to offer appropriate domain-specific solutions.

Our sales and sales support professionals are based in Australia, the UAE, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our global sales support team, which provides critical analytical support throughout the sales cycle. Other key capabilities offered by our sales support team include transformation, consulting, generating leads for potential business opportunities and research support.

Our sales teams are comprised of highly experienced professionals, with an average tenure at WNS exceeding five years. They bring a wealth of industry expertise and leverage their knowledge to orchestrate transformative deals with new and existing clients. As at March 31, 2021, our front-line sales teams consisted of 112 members including hunters and farmers. Our teams of farmers are responsible for identifying and initiating discussions with and selling services in new areas to existing clients, while our hunters are responsible for identifying opportunities with new clients who seek to outpace and outperform their peers by transforming their operational and digital service models. Both farmers and hunters work with clients to co-create cutting-edge, ML-enabled solutions that help our clients embrace change and deliver value to their end customers. By leveraging their detailed understanding of the clients’ business objectives gained through close interactions, our sales teams actively identify and target processes that can be better digitized and delivered by us with a view to improving self-service and cost efficiency, service accuracy and effectiveness, and financial control and systematized performance consistency. Through this forward-looking design philosophy, we have developed a strong track record of increasing our sales year-on-year as well as expanding our relationships with existing clients.

A key aspect of our sales growth has been the ability of our sales leaders, in collaboration with their expert solutions and operations team, to both foresee and adapt to market changes that impact clients’ respective industries, operating and revenue models. The pervasiveness of AI and ML, and the integration of data into the human-centric and automated decision making process has changed WNS’ approach to BPM. Our team’s focus has evolved into developing service models that utilize digital offerings and services by means of our proprietary and our collaborators’ solutions. This helps us to address and often go beyond clients’ needs. We are an evolved digital solutions provider in key business verticals such as manufacturing, healthcare, travel, retail and insurance. Our proprietary solutions such as the pharmaceutical-specific Integrate Edge (a cloud-based, fully customizable AI- and ML-led competitive intelligence platform) or the cross-industry SocioSEER™ (a social media analytics platform powered by AI and ML) digitally scrape, aggregate and learn, while being overlaid with a human to cull dashboards into bespoke reports for leaders. We offer intelligent automation solutions to drive smart outcomes. For example, we recently collaborated with a leading airline to leverage intelligent automation to work through high claim volumes and digitally transform customer experience.

We take a long-term, holistic approach toward building client relationships - from initial contact to business as usual, underpinned by a multi-layered governance methodology to ensure collaboration, co-creation and service evolution. We believe it is the commitment of our sales, service and leadership teams that is the core reason behind clients collaborating with and continuing with WNS through opportune and turbulent times.

Clients

As at March 31, 2021, we had a diverse client base of 384 clients (with each client generating more than $0.01 million in revenue in fiscal 2021) across a variety of industries and service types, including companies that we believe are among the leading players in their respective industries.

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

	Year ended March 31,
	2021	2020
Below $1.0 million	250	261
$1.0 million to $5.0 million	101	107
$5.0 million to $10.0 million	14	14
More than $10.0 million	19	19

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

We compete primarily with:

•	Focused BPM service companies with presence in offshore locations (primarily India), such as EXL Service Holdings, Inc., Firstsource Solutions Limited and Genpact Limited

•

BPM divisions of numerous information technology service companies operating out of India, such as Cognizant Technology Solutions, Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Technologies Limited

•

Global companies such as Accenture Limited, Capgemini, Electronic Data Systems Corporation, a division of Hewlett-Packard, and International Business Machines Corporation, which provide an array of products and services, including broad-based information technology, software, consulting and business process outsourcing services

•

Global financial services and consulting firms such as Deloitte Private Limited, industry-focused niche technology players such as InterGlobe Enterprises Limited and Accelya Holding World SL, and specialty analytics service providers such as Mu Sigma Inc.

In addition, departments of certain companies may choose to perform their business processes in-house, and in some cases via an owned and operated facility in an offshore location such as India. Their employees provide these services as part of their regular business operations.

Intellectual Property

We use a combination of our own proprietary software platforms and systems, together with our clients’ software systems and third party software platforms and systems, to deliver our BPM and technology services. Our proprietary solutions combined with licensed software (including on-premise or Cloud hosted services like software-as-a-service/ platform-as-a-service) allows us to position and market our services as integrated solutions under our WNS TRAC TM suite. In most of the cases, these technology solutions are combined with our core BPM service offerings. Our principal proprietary software solutions include:

(1)	WNS TRAC® industry-specific solutions, including the following:

a)

Insurance TRACTM solutions including digital claims platform, an “insurance-in-a-box” solution called “WNS InVog” (a platform and business process management as-a-service target operating model) and other proprietary solutions, which we use in our insurance business unit;

b)

Travel TRACTM solutions, including revenue accounting platform, fare audit platform (“Verifare Plus”), fare pro-ration solution (SmartPro), revenue integrity solution (“BIDT”) and other solutions which we use in our travel and leisure business unit;

c)	Shipping & Logistics TRACTM solutions including WNS MalkomTM platform which is used for processing bills of lading and other shipping documents; and

d)	Industry-specific point solutions, which we use in other business units.

(2)	WNS auto claims software platform for insurers and fleet services, which we use in our WNS Assistance business;

(3)	WNS TRAC ® cross-industry solutions, including the following:

a)	CFO TRACTM solutions for our finance and accounting services, which combines our proprietary software as well as solutions developed on third party software;

b)	Digital CIS TRACTM solutions for our customer experience services, or CXS, practice, combining multiple solutions across the customer interaction life cycle; and

c)	Other proprietary software, point solutions and platform solutions developed on third party software used for cross-industry services including our research and analytics business unit.

(4)

WNS RPA and Intelligent Automation TRACTM, including our proprietary automation solutions and solutions developed on third party collaborators’ platforms for RPA, cognitive technologies, ML and AI systems for delivering automation and transformation services to our clients.

(5)	WNS TRAC ® VeriChain platform for blockchain-based solutions in our insurance, shipping and logistics, finance and accounting and other business units.

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

Our employees are also required to sign confidentiality agreements as a condition to their employment. These agreements include confidentiality undertakings regarding our company’s and clients’ intellectual property that bind our employees even after they cease to work with us. These agreements also ensure that all intellectual property created or developed by our employees in the course of their employment is assigned to us.

We have registered the trademarks “WNS,” “WNS-Extending Your Enterprise” and “WNS TRAC” in most of the countries where we have global presence.

Technology

We have a dedicated team of technology experts who support clients at every stage of their engagement with us. The team designs, implements and supports technology solutions to enable delivery of business processes for our clients.

Wide-area-network – We have designed and built a highly redundant and resilient global multi-protocol label switching (“MPLS”) network, connecting all of our delivery centers and client datacenters. We run data, voice and video services on this global MPLS network to serve our clients.

Customer experience services technology infrastructure – We have deployed omni-channel contact center platforms with voice, web chat, e-mail, social media, and interactive voice response channels across all our delivery centers, designed to improve customer experience. These customized platforms orchestrate omni-channel customer journeys across digital channels including self-service and payment card industry data security standard compliance.

Data centers – We have built highly secure, redundant data centers for hosting our omni-channel contact center platforms, automation tools, corporate infrastructure and application services.

Cloud computing – We have adopted cloud computing services such as office productivity tools, virtual servers, virtual storage, and web and e-mail security, for some of our clients and our corporate use.

Work from Anywhere: We have designed a highly secure and resilient work-from-anywhere solution leveraging multi-cloud technology.

Technology service management methodology – Our technology service delivery management is based on an information technology infrastructure library framework. We assist over 200 clients with technology implementation, service delivery and support for end user computing, wide area network, local area network telecommunications, customer interaction management platform, IT security, datacenter systems and cloud computing technology platforms.

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 1,386 employees that help us meet quality assurance and ISO 9001 standards for Quality Management Systems and ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality to customers. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2021, more than 347 different projects were completed using Lean Six Sigma methodologies and over 456 additional projects are in progress. We have also trained over 22,564 employees in ISO 9001 and Lean Six Sigma principles in fiscal 2021.

We have been honored with the following awards for our achievements in quality assurance in fiscal 2021:

•	Golden Peacock Business Excellence Award 2020

•	Golden Peacock National Quality Award 2020

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

We have further enhanced our business continuity strategy, in view of the ongoing COVID-19 pandemic, through the implementation of a secure hybrid “Work-from-Home and Work-from-Office” model.

“Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2013 to manage organizational information security risks. These measures seek to ensure that sensitive information pertaining to our company or our clients remains secure. Currently, information security systems at 55 delivery centers are ISO 27001:2013 certified, and we expect to seek similar certifications for our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (“PCI DSS”) which is a security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, on an annual basis, we undergo “Service Organization Controls (“SOC”) 1 Type 2” audits, pursuant to Statements on Standards for Attestation Engagement No. 18 and International Standards for Assurance Engagements No. 3402, with respect to our general control environment supporting operational delivery, and “SOC 2 Type 2” audits, with respect to the trust service categories of security, availability and confidentiality.

Our approach to operations risk management involves the implementation of a “three lines of defense” framework for our clients’ offshored business processes. Under this framework, the quality assurance teams embedded within the business units act as the first line of defense, an independent and centralized risk management team acts as the second line of defense and an independent centralized audit team acts as the third line of defense. Our lines of defense are designed to identify potential risks, evaluate design efficiency and operating effectiveness of controls embedded within the outsourced business processes that we manage for our clients, and propose additional controls as appropriate for mitigation of the identified risks.

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

Human Capital

As at March 31, 2021, we had 43,997 employees, of whom 28,545 are based in India, 8,374 are based in the Philippines, 3,586 are based in South Africa, 993 are based in the US, 872 are based in Sri Lanka, 438 are based in China, 393 are based in the UK, 341 are based in Romania, 140 are based in Spain, 128 are based in Poland, 95 are based in Costa Rica, 31 are based in Australia, 22 are based in Turkey, 14 are based in Germany, 14 are based in France, six are based in Singapore, two are based in Switzerland, and three are based in the United Arab Emirates. Most of our associates hold university degrees. As at March 31, 2020, we had 44,292 employees. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruit an average of 1,159 employees per month.

During fiscal 2021, 2020 and 2019, the attrition rate for our employees who had completed six months of employment with us was 22%, 30% and 31% respectively.

Training and Development

In the past three years, we have been growing at an accelerated pace with a diversified client base. Our talent strategy complements our business strategy to access, mobilize and optimize talents for the organization’s aspiration to impact clients and stakeholders. In the age of “new normal” and rapid digital transformation, we are poised to build a digital-capable and resilient workforce that is ready for the future.

We have created a learning strategy based on a combination of organizational, business-unit and horizontal strategies, employee input and leadership conversations. Our talent development team carries out an intensive analysis of our training needs at the organization, business unit and location levels each year. Final training plans are approved by the leaders of our business units in alignment with their respective strategies.

Our talent strategy consists of four main components: (i) future ready workforce, (ii) robust leadership bench, (iii) inclusive culture, and (iv) talent fungibility.

Future-ready Workforce. Digital technology is fast-evolving and is becoming increasingly more pervasive in our lives. We recognize the importance of a workforce that is ready for a digital future. We aim to prepare our workforce to become digital natives. Below are some of the programs that we have implemented to create a future-ready workforce.

•

Digital Future (“DiFU”): DiFu is a program through which we identify, assess and develop capabilities across the organization in order to be digitally ready for the future. We collaborated with Deloitte Consulting and MIT Sloan to establish a digital competency framework that has been tailored for employees at all levels. We assessed employees on their digital readiness last year and we have now moved to the second phase of the program, which focuses on building a “digital mindset” through a series of workshops with industry experts.

•

WNS Education Program: This is a curriculum-based certification program for developing technologically savvy domain specialists with the right temperament to thrive in a digital world. We aim to enroll 30% of our workforce in this program over the next three years. The idea is to develop domain experts with required knowledge of each emerging digital technology so as to spot application opportunity in current processes as well as cater to future work requirements.

•

FutureSkills: FutureSkills is a new age learning experience platform established by NASSCOM. The FutureSkills platform aims to help IT professionals develop capabilities in digital technologies. The platform enables continuous learning and deep skills development in nine emerging technologies – RPA, big data, AI, cybersecurity, IoT, virtual reality, 3D printing, social and mobile and cloud computing. In addition to technical skills, FutureSkills users have the opportunity to develop professional skills such as digitalization, problem solving, design thinking, communication and story-telling, project management, negotiation and influencing, collaboration, product management, program management and continuous learning. WNS has made available access to this platform via license for each and every employee across the globe.

•

GLINT: GLINT is an AI-led digital learning and knowledge platform designed to enable us to democratize learning, keep pace with digitization, create future-ready workforce and foster a culture of excellence. GLINT offers an immersive learning experience through modules that are tailored to our specific business needs. The platform also facilitates an environment of knowledge sharing and peer to peer learning to foster collaboration. This provides an excellent solution for us as an organization as we evolve to keep pace with digitization, creating a future-ready workforce and driving collaborative innovation. As digitization touches all aspects of our lives, virtual workplaces and learning environments are increasingly becoming the new normal.

Robust Leadership Bench. We have also established a number of programs that focus on nurturing and developing future leaders of the organization.

•

Signature Leadership Development Program: The Signature Leadership Development Program (the “SLDP”) is a unique engagement designed and created for our top leaders, created in collaboration with Korn Ferry and Harvard Business Publishing. The key focus areas include driving strategic agility, driving BHAGs, client-wins, and collaboration and building a renewed digital perspective. The SLDP is a 12-month program that includes face-to-face sessions, virtual sessions, one-on-one and group coaching, along with corporate immersions. The program aims to help participants with their continued career success and growth as enterprise leaders, which in turn will help support us in our digital transformation, thereby helping us achieve our overall strategic goals.

•

The “Aspire” Programs: Launched in 2016, the “Aspire” initiative mapped critical roles and future talent needs with competencies and identified and nurtured high-potential employees in the organization to succeed. In 2017, we launched “Aspire+,” a platform where “Aspire” participants were provided an opportunity to apply their knowledge, skills and business acumen in practical business situations. Through the Aspire+ program, we endeavor to create a consulting task force that will be responsible for strategic account management of small/mid-sized accounts with envisaged growth potential. In 2019, we launched “Aspire 2.0,” a holistic global program that focuses on developing leaders on client-centric competencies. We have also collaborated with Cornell University for academic curriculum delivered through coaching conversations and collaborative learning tools. The curriculum focuses on client advisory, executive presence, presentation and value articulation and consultative skills.

The Aspire 2.0 program had 34 participants from India and other sites and caters to talents from our solutions, operations, client partner and technology services departments, particularly employees in roles that require extensive front-end client conversation and deliverables and who have been identified as potential talents for front-end client conversations and engagements.

In addition, under the Aspire programs, we have established a leadership conversation series, which is planned with our “C-suite” level officers and senior leaders on select themes and subjects that are critical to our businesses and that align with the interests and needs of the participants. These sessions provide opportunities for Aspire participants to understand business imperatives, gain insights, seek information and expand their understanding of business-critical strategies and initiatives.

•

CEO’s Millennial Council: Approximately 70% of our workforce are millennials. The CEO’s Millennial Council is an initiative where young minds at WNS get the opportunity to work closely with senior leaders in the company. Council members are tasked with helping the WNS brand stay in alignment with changing trends. They also develop action plans for the organization in their chosen fields, including employee engagement, corporate social responsibility, technology and enhancement of the company’s brand presence.

In addition to the programs described above, we have other initiatives, many of which in partnership with external organizations such as Aslan Training, Wilson Learning, Richardson, Cornell University etc. that focus on grooming future leaders within our organization. These initiatives mainly relate to succession planning, senior management development, transitions into new managerial roles, client management and leadership assessments.

Inclusive Culture. We are committed to creating an inclusive culture within the organization. To this end, some of the programs we have implemented include:

•

Women Talent Program: This is a marquee program developed in collaboration with Cornell University specifically to develop women leadership in the organization globally. We aim to enable 100 female leaders to take up key positions over the next four years.

•	Emerging Leaders Program: This is a program that specifically caters to emerging leaders in the tier II locations in India within the organization.

Talent Fungibility. The BPM industry has been revolutionized by AI, robotics and other digital disruptions. As such, there is an increasing need for a pool of fungible talents to meet changing business requirements. We have implemented a number of initiatives designed to keep our employees’ skills to be relevant in the competitive market. For example, our “Winning DNA Leadership Competency” framework aims to develop future leaders and serves as the backbone for customized leadership and talent initiatives within our organization. Our “Compass” initiative for example focuses on enabling employees to manage role transitions. As part of the first phase of this initiative, specific content has been made available to the newly promoted employees. Additionally, they also have access to a wide range of resources including articles and videos.

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Australia, China, Costa Rica, Canada, France, Germany, India, Ireland, Mauritius, the Netherlands, New Zealand, the Philippines, Poland, Romania, Singapore, South Africa, Spain, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.” We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2021, 2020 and 2019, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $11.1 million, $17.7 million and $15.7 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2021, 2020 and 2019, respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme. Our effective tax rate in Sri Lanka had been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018 until December 31, 2019, following which the income from export of service had been subject to tax at 14% on net basis. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue, as more fully described below. From fiscal 2016 until fiscal 2021, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2024. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate of 34.95%.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions in the last five years. From fiscal 2012 until fiscal 2021, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon and Noida, India that were registered under the SEZ scheme. Some of these operations are eligible for a 100.0% income tax exemption for a period of five years from the date of commencement of operations, which are set to expire between fiscal 2022 and fiscal 2024. Following the expiry of the 100.0% income tax exemption, these operations are eligible for a 50.0% income tax exemption, which are set to expire between fiscal 2026 and fiscal 2034. Such income tax exemptions are only eligible for business units and operations set up under the SEZ legislation on or before March 31, 2020.

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

Philippines

From fiscal 2016 until fiscal 2021, our company started operations in various delivery centers in the Philippines which are eligible for tax exemption benefits expiring between 2020 and 2024. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. The CREATE will not have any impact with respect to units claiming existing tax benefits. The company will continue to enjoy tax benefits till fiscal 2024 and following the expiry of tax benefits, the income would be taxed at the special rate of 5% on gross profits.

Sri Lanka

Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have since been taxed at 14% on net basis with effect from April 1, 2018 until December 31, 2019. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue till such exemptions are revoked due to change in legislation.

Costa Rica

Our subsidiary in Costa Rica is eligible for a 50.0% income tax exemption from fiscal 2018 to fiscal 2021. Thereafter, unless the exemption is extended, company would be liable to pay tax at the rate of 30%.

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

WNS Group Corporate Structure

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

(3)

On July 3, 2020, our WNS Global Services Netherlands Cooperatief U.A. Merkezi Hollanda Istanbul Merkez (Turkey Branch) was renamed WNS Global Services Netherlands B.V Merkezi Hollanda Istanbul Merkez Subesi.

D. Property, Plants and Equipment

As at March 31, 2021, we have an installed capacity of 34,365 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis.

The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option, as described below. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates.

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
India:
Mumbai	421,387	3,078
Godrej Plant 10			February 15, 2026	N/A
Godrej Plant 11			February 15, 2026	N/A
Godrej Plant 5			February 15, 2026	N/A
Raheja (SEZ), Airoli			May 31, 2029	N/A
Interface building, Malad -4th floor			March 31, 2025	N/A
Gurgaon	299,171	3,958
World Tech park Block – B2 9th floor			May 25, 2022	May 25, 2027
World Tech park Block – B3 9th floor			June 14, 2022	June 14, 2027
World Tech Park – 8th, 9th, 10th & part 11th floor			April 27, 2024	N/A
World Tech Park – Remaining part of 11th floor			April 27, 2024	N/A
World Tech Park – Block A3, 11th floor			April 28, 2024	N/A
World Tech Park – Block B3 10th floor			January 19, 2024	January 19, 2029
World Tech Park – Block B2 10th floor			November 28, 2024	November 28, 2029
Pune	722,505	8,695
Magarpatta			N/A	N/A
Weikfield – Phase I			February 14, 2023	N/A
Weikfield – Phase II			April 30, 2023	N/A
Weikfield – Phase III			June 14, 2023	N/A
Magarpatta (SEZ) – Level 5			February 14, 2026	N/A
Magarpatta (SEZ) – Level 6			October 26, 2021	October 26, 2026
Magarpatta (SEZ) – Level 7			February 28, 2022	February 28, 2027
Magarpatta – Tower 9			February 28, 2029	N/A
Pune Info city – 5th floor			June 14, 2022	June 14, 2027
Pune Info city – 4th floor			June 14, 2023	June 14, 2028
Pune Info city – 3rd floor			September 30, 2023	September 30, 2033
AWFIS Solutions			June 30, 2021	N/A
Nashik	98,173	1,544
Shreeniketan			June 30, 2023	N/A
Vascon			October 13, 2023	N/A
Ashoka Business Conclave – 6th floor			November 19, 2024	N/A
Bangalore	191,890	1,986
RMZ Centennial – Ground floor and Level 1			June 14, 2025	June 14, 2028
RMZ Centennial – Level 2 and 3			October 31, 2025	October 31, 2028
RMZ Centennial – Terrace			July 31, 2025	July 31, 2028
Chennai	125,644	945
RMZ Millenia Ground and 1st floor			March 31, 2024	March 31, 2045
DLF (SEZ) - Phase 1			March 15, 2026	March 31, 2031
DLF (SEZ) - Phase 2			March 15, 2026	March 31, 2031
DLF IT SEZ - 9th floor			March 15, 2026	March 15, 2031
Vishakhapatnam	71,633	1,071
MPS Plaza			March 4, 2022	March 4, 2027
Apeita Tech-hub			March 31, 2026	March 31, 2029
Noida	22,111	265
Brookfield			January 22, 2023	January 22, 2033
Sri Lanka:	54,675	814
Colombo (HNB) - Level 12 and 13			July 31, 2028	N/A
Colombo (Orion City)			August 24, 2023	August 24, 2028
UK:	14,810	176
Ipswich (Museum Street)			May 23, 2028	N/A
Piccadilly (Malta House)			February 10, 2027	N/A
Sackville House,39-40 Piccadilly			January 9, 2025	January 9, 2030
Regus Manchester Didsbury			September 30, 2021	N/A
US:	130,376	625
7909 Parklane Road, Columbia SC-3rd floor			June 30, 2021	N/A
7909 Parklane Road, Columbia SC-1st floor			May 31, 2026	May 31, 2029
Bellevue (Sterling Plaza) - 5th and 6th floors			May 31, 2024	N/A
NY (East Greenbush) (2)			April 30, 2021	N/A
Pittsburg (One Waterfront Place)			July 31, 2022	July 31, 2027
Houston (Corporate Drive)			June 30, 2022	June 30, 2027
Houston (Northchase Drive)			March 31, 2026	March 31, 2036
Jay Madison Avenue			June 30, 2024	N/A
Turkey:	N/A	10
Istanbul (MeydanK Plaza)			April 30, 2022	N/A
Switzerland:	2,077	—
Zurich (Bahnhofstrasse) (3)			Not specified	N/A
Romania:	42,194	524
Bucharest (West Gate) - 2nd and 3rd floors			January 19, 2023	January 19, 2026

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
Philippines:
Manila	529,593	6,021
Eastwood - 10th floor			June 30, 2023	June 30, 2026
Eastwood - 9th floor			June 30, 2023	June 30, 2026
Techno Plaza II			April 30, 2026	N/A
Zeta Tower - 10th floor			May 14, 2024	May 14, 2029
Exxa tower - 15th floor			March 19, 2023	March 19, 2028
Exxa Tower - 16th floor			June 14, 2023	June 14, 2028
Exxa Tower - 17th floor			November 30, 2023	November 30, 2028
Giga Tower - 8th floor			October 15, 2024	October 15, 2029
Giga Tower - 9th floor			April 30, 2025	April 30, 2030
Ilo Ilo
One Global Centre			January 15, 2026	N/A
Three Techno Place - 4th floor			March 15, 2022	N/A
Two Techno Place			April 30, 2024	April 30, 2029
Acclaim CPU-Ground and 2nd level			June 30 ,2021	N/A
Acclaim West			May 31, 2021	N/A
Alabang
Vector 2 - 9th and 10th floors (4)			September 30, 2021	N/A
Capella - 15th and 16th floors			June 30, 2022	June 30, 2027
FiliInvest Axis - 21st floor			August 14, 2023	August 14, 2028
FiliInvest Axis - 22nd floor			November 30, 2023	November 30, 2028
Tera Towers			September 30, 2025	N/A
Costa Rica:	12,592	200
San Jose (Forum H)			April 30, 2025	NA
United Arab Emirates:	510	N/A
Dubai Airport Free Trade Zone			November 22, 2023	N/A
South Africa:	285,833	3,732
Cape Town
Knowledge Park			March 31, 2025	March 31, 2030
Claremont - Level 4			June 30, 2022	June 30, 2027
Claremont - Level 5			June 30, 2022	June 30, 2027
Bellavile
Ambition House - 4th floor			October 31, 2022	N/A
Johannesburg
DownSouth Ridge Park			August 31, 2021	August 31, 2026
Port Elizabeth (CoEGA)			August 31, 2023	August 31, 2025
Durban
Hippopark Avenue - Sections 1 and 2 (5)			October 31, 2021	N/A
Grid Eye			June 30, 2021	June 30, 2026
Poland:	17,401	217
Gdynia (Luzycka Office Park)- Buildings C and D			August 31, 2022	August 31, 2027
Gdynia (Luzycka Office Park)- Buildings B			August 31, 2022	N/A
China:	41,904	434
Guangzhou (Zhongshan Street) – 22nd and 30th floor			April 30, 2024	N/A
Dalian (Dalian Software Park) - Building 22			May 15, 2023	N/A
Beijing (YongAnDongLi) - 5th floor			September 30, 2021	N/A
Shanghai (Huangu PL)			January 31, 2022	N/A
Germany:	NA	1
Friedrich-Ebert-Anlage 36			October 31,2022	N/A
Australia:	4,377	17
Sydney (Berry Street)			March 27, 2023	N/A
Sydney (Chandos Street)			September 30, 2021	N/A
Spain:	3,806	52
4A, Mira II, Balear - 1st floor			July 17, 2023	N/A
5A, Mira II, Balear - 1st floor			September 6, 2023	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension option is exercised.
(2)	As at date, the lease stands expired and we have not renewed the same.
(3)	The lease may be terminated with a three-month’s notice.
(4)	We have served a notice of termination of the lease to the lessor and the lease will be terminated on September 30, 2021.
(5)	We have served a notice of termination of the lease to the lessor and the lease will be terminated on October 31, 2021.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2022, we intend to continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

For a discussion of our results in fiscal 2020 compared to fiscal 2019 and certain comparative numbers in fiscal 2019, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the SEC on May 1, 2020.

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; healthcare; diversified businesses (including manufacturing, retail and CPG, media and entertainment, and telecom); travel and leisure; shipping and logistics; consulting and professional services; banking and financial services; and utilities industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including finance and accounting, customer experience services, research and analytics, technology services, legal services, and human resources outsourcing.

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

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2021	2020
	(US dollars in millions)
Revenue	$912.6	$928.3

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

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2021	2020
	(US dollars in millions)
Revenue	$912.6	$928.3
Less: Payments to repair centers(1)	43.9	32.0

Revenue less repair payments (non-GAAP)	$868.7	$896.2

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

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

	Year ended March 31,
	2021	2020
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$868.7	$896.2
Exchange rate impact	(4.2)	(1.9)

Constant currency revenue less repair payments (non-GAAP)	$864.5	$894.3

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. The COVID-19 pandemic has had, and is likely to continue to have, a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance and visibility, as described in further detail below, see “—Impact of COVID-19.”

The recent global outbreak and spread of the COVID-19 disease caused by the severe acute respiratory syndrome coronavirus 2, which was reported to have surfaced in December 2019, has caused, and is likely to continue to cause, an additional slowdown in the global economy, as is evidenced by the recent declines in investments, exports and industrial production. In March 2020, the International Monetary Fund officially declared that the global economy has entered into a recession, as a result of the spread of COVID-19. The global spread of COVID-19 has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU. In particular, the UK has ratified a trade and cooperation agreement governing its future relationship with the EU. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the US, the National Bureau of Economic Research declared in June 2020 that the US economy officially entered a recession in February 2020, and there are concerns over the possibility of its economy entering into a deep recession, including on account of the COVID-19 pandemic. There continue to be similar signs of continued economic slowdown and weakness in parts of Europe and India. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For further information, see “Part I — Item 3. Key Information — D. Risk Factors — The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.”

These economic and geo-political conditions may affect our business in a number of ways, as we have operations in 13 countries and we service clients across multiple geographic regions. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. In the US, there is concern over slowing economic growth and continuing trade tensions.

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the Euro (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the Philippine Peso or the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Philippine Peso, the South African rand, the Euro, or the Australian dollar, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the Philippine Peso, the pound sterling, the South African rand, the Euro, and the Australian dollar, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

For example, the Indian rupee depreciated against the US dollar by an average of 4.7%, the Philippine Peso appreciated against the US dollar by an average of 4.7%, the pound sterling appreciated against the US dollar by an average of 2.7%, the South African rand depreciated against the US dollar by an average of 10.9%, the Euro appreciated against the US dollar by an average of 5.0%, and the Australian dollar appreciated against the US dollar by an average of 5.3%, in fiscal 2021. The depreciation of the Indian Rupee and the South African rand, and the appreciation of the pound sterling, the Euro and the Australian dollar, in each case against the US dollar in fiscal 2021 positively impacted our results of operations, whereas the appreciation of the Philippine Peso against the US dollar negatively impacted our results of operations in fiscal 2021.

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

Impact of COVID-19

The COVID-19 pandemic has had and is likely to continue to have a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance and visibility of business outlook. It has required organizations around the world, including WNS, to re-think their business strategies around service delivery, workforce management, information technology, cyber security and data privacy. The impact of the COVID-19 pandemic has affected, and we expect it to continue to affect, the demand for our services across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. Our business has been, and we expect will be, impacted across industry verticals as the COVID-19 pandemic continues to affect the global economy across industries.

We have seen, and we continue to see, deterioration in many of our clients’ businesses, and the outlook going forward remains uncertain and volatile. Our revenue has faced, and continues to face, pressure from declining clients’ demand volumes (as their businesses continue to be negatively impacted), delays in new business ramp-ups, and lockdowns and other measures imposed by governments around the world, which has resulted and continues to result in our temporary inability to meet the service level and performance requirements of our clients. We have also received, and continue to receive, client requests for lower volumes, price reductions, discounts and extended payment terms.

We have a business continuity planning mechanism in place and are actively working to understand our clients’ changing requirements, adapt delivery to a “work from home” model, ensure data security, prioritize critical processes, adjust service levels and manage discretionary costs (such as travel costs) and fixed costs (such as personnel costs). While travel restrictions have had a short-term impact on our ability to deliver our services, we have been working to reduce our reliance on travel by changing our business model to be able to conduct meetings using virtual conferencing and collaboration tools. Our “work from home” delivery capability steadily improved throughout the first and second quarters and remained stable during the third and fourth quarter of fiscal 2021, from delivering over 80% of our clients’ requirements in April 2020 to an average of 98% of our clients’ requirements in the second and third quarters and over 99% of our client’s requirements in fourth quarter of fiscal 2021, which represents our current maximum delivery capability in a “work from home” model given the current lockdown restrictions in the locations in which we operate and certain clients not authorizing us to perform the remaining process work remotely due to its sensitive nature. In addition, we have also worked, and will continue to work with national, state, and local authorities, so as to comply with applicable rules and regulations related to the COVID-19 pandemic.

Due to the need to ensure the continuity of our operations, the COVID-19 pandemic has required us to increase our expenses to ensure an adequate transition. For example, we have incurred costs as we significantly shifted towards a “work from home” model, where we purchased additional equipment (such as desktops and laptops) for our employees’ home use, software and internet connectivity devices, productivity enhancement technology tools, provided accommodation, meal and transportation allowances and overtime compensation to our employees and organized sanitization and cleaning of our offices and facilities. As a result of these early investments, we are now able to execute a “work from home” model for both existing and new clients. We expect that we will continue to require additional expenditures to meet evolving client requirements for flexible work arrangements and expanded services to support areas outside of their traditional business focus. We also expect that we will continue to incur additional costs to monitor and improve operational efficiency of our “work from home” model, invest in information technology solutions and security measures to safeguard against information security risks and incrementally transition to a hybrid “work from home” and office model on a limited basis as local restrictions ease and circumstances permit, including costs to implement safeguards to protect the health and safety of our employees as they gradually return to the office. We believe that these short-to-medium term costs incurred might benefit us in the long term, as these steps have broadened our “remote working” capabilities, which we expect to become an opportunity and a permanent feature in our future delivery strategy, as well as our business continuity plans, given that the COVID-19 pandemic has caused our clients to critically evaluate their business models and potentially adopt a shift towards BPM and a greater willingness to embrace digital transformation services and technology-enabled, automated process solutions. For more details, see “Part I — Item 4. Information on the Company — Recent Developments”

The negative impact of the COVID-19 pandemic on our fiscal 2021 operations and financials is significantly greater than in fiscal 2020, as the impact in fiscal 2020 was limited to the last two weeks of the fourth quarter while we incurred a full year of the negative impact of the COVID-19 pandemic in fiscal 2021.

In the short to medium term, we expect volatility to continue in the foreseeable future. We have observed demand reductions in a range of verticals, particularly travel and leisure, insurance, diversified businesses (especially manufacturing and retail) and utilities during fiscal 2021. Although we have not had any significant project cancelations to date, we have agreed to limited volume commitment and payment term concessions with certain clients that have been significantly affected by the COVID-19 pandemic. Beginning in June and July of fiscal 2021, we have observed a gradual resurgence of client engagement, particularly in the areas of competitive positioning and cost reduction, accelerating digital transformation and improving operational flexibility. Further, we believe that there are industry verticals, such as healthcare and telecom, where we might see a medium- to long-term increase in the business.

In the longer term, while we remain confident in our business and the quality of our services, the magnitude of the impact to our business and financial performance in fiscal 2022 and beyond will be a function of several factors, including, but not limited to, the following:

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

•	the volatility in exchange rate movements; and

•	the duration of the COVID-19 pandemic globally and the duration that it will takes for our clients’ businesses to stabilize and recover.

We are continually evaluating the impact of the COVID-19 pandemic on our liquidity and financial position. As at March 31, 2021, we have cash and investments of $395.2 million, unutilized lines of credit amounting to $99.4 million and debt amounting $16.7 million. Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months, and we do not expect any material changes at this point in time in our ability to source for additional lines of credit, if required, or in the cost to access capital and funding sources. However, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. Also, see “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

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

Following the COVID-19 pandemic, there is a possibility that more businesses globally will adopt delivery models with improved technology infrastructure, and incorporate elements of the “work from home” model. Countries may enact more flexible labor laws, which may potentially expand a company’s employee base to include a higher number of part-time and gig workers, such as independent contractors, online platform workers, contract firm workers and on-call workers. This may allow businesses such as ours to expand delivery models beyond the larger cities and into the smaller ones, for example, Tier 2 and Tier 3 cities in India.

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

Our History and Milestones

We began operations as an in-house unit of British Airways in 1996 and started focusing on providing business process management services to third parties in fiscal 2003. The following are the key milestones in our operating history since Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team:

Fiscal 2003 – Fiscal 2008

•	We made a number of acquisitions that helped expand our service offerings. These acquisitions included:

•	Town and Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPM), a UK-based automobile claims handling company, in fiscal 2003;

•	the health claims management business of Greensnow Inc., in fiscal 2004;

•	Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking, in fiscal 2006;

•	The fare audit services business of PRG Airlines and the financial accounting business of GHS, in fiscal 2007;

•

Marketics, a provider of offshore analytics services; and Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), a company engaged in the development and maintenance of software products and solutions, in fiscal 2008.

•	We completed our initial public offering, whereupon our ADSs became listed on the NYSE under the symbol “WNS” in fiscal 2007.

•

We invested in our infrastructure to expand our service portfolio from data-oriented processing to include complex voice and blended data/voice service capabilities, and commenced offering comprehensive processes in the travel and leisure, banking and financial services and insurance industries.

•

We opened facilities in a number of locations, including Gurgaon, India; Colombo, Sri Lanka; and Bucharest, Romania, thereby expanding our operating footprint across India, Sri Lanka and Romania. We also expanded our facilities in Gurgaon, Mumbai and Pune, India. In fiscal 2008, we transferred our delivery center in Sri Lanka to Aviva Global pursuant to “build-operate-transfer” contractual arrangement we had with Aviva.

•

We entered into a joint venture with ACS, a provider in BPM services and customer experience services in the Philippines, to form WNS Philippines Inc. (which became our wholly owned subsidiary following our acquisition of ACS’s shareholding in WNS Philippines Inc, in fiscal 2012).

Fiscal 2009 – Fiscal 2013

•	We acquired a number of companies, including:

•	Chang Limited, an auto insurance claims processing services provider in the UK, in fiscal 2009;

•	BizAps, a provider of SAP® solutions, in fiscal 2008 to optimize the enterprise resource planning functionality for our finance and accounting processes;

•

Aviva Global (which we renamed to WNS Global Singapore) from Aviva in fiscal 2009, and resumed ownership of the delivery center in Sri Lanka that was transferred to Aviva Global in fiscal 2008, as mentioned above. In connection with this acquisition, we also expanded the provision of our BPM services to Aviva’s UK, Irish and Canadian businesses; and

•

Fusion (which we subsequently renamed as WNS Global Services SA (Pty) Ltd), a provider of a range of management services, including contact center, customer care and business continuity services, to both South African and international clients, in fiscal 2013.

•

We opened facilities in Manila, the Philippines; San Jose, Costa Rica; Vizag, India; and Gydnia, Poland; and also expanded various facilities in India, the Philippines, Costa Rica and Romania, as well as our sales office in the UK.

•	We completed a follow-on public offering of ADSs in fiscal 2012, which raised approximately $50.0 million to fund our growth initiatives and enhance delivery capability.

Fiscal 2014 – 2018

•	We acquired the following companies in fiscal 2017:

•	Value Edge Research Services Private Limited (“Value Edge”), a leading provider of commercial research and analytics services to clients in the pharmaceutical and biopharmaceutical industries;

•	Denali Sourcing Services Inc. (“Denali”), a leading provider of strategic procurement BPM services; and

•	MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), an industry leader in care management.

•

We opened new facilities in Guangzhou, Dalian and Shanghai, China; Colombo, Sri Lanka; Mumbai, Pune, Noida and Vishakhapatnam, India; Cape Town, Durban, Port Elizabeth and Centurion, South Africa; Iloilo, Manila and Alabang, the Philippines; Pennsylvania, Bellevue, Pittsburgh, New York City and Houston, US; Istanbul, Turkey; and Constanta, Romania. We also expanded our facilities in Gurgaon, Nashik and Pune, India; and Guangzhou, China.

Fiscal 2019 – present

We added new facilities in Manila and Iloilo, the Philippines; Madrid, Spain; Vizag and Pune, India; and New South Wales, Australia. We also expanded our facilities in Bangalore, Gurgaon, Nashik and Pune, India;

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	2021	2020	$	%
	(US dollars in millions)
Revenue	$912.6	$928.3	(15.6)	(1.7)%
Revenue less repair payments (non-GAAP)	$868.7	$896.2	(27.5)	(3.1)%

We have a large client base diversified across industries and geographies. As at March 31, 2021, we had a diverse client base of 384 clients (with each client generating more than $0.01 million in revenue in fiscal 2021).

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

In fiscal 2021 and 2020, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Top client	8.1%	6.9%	8.5%	7.1%
Top five clients	26.8%	25.1%	27.6%	26.0%
Top ten clients	42.3%	41.2%	43.4%	42.6%
Top twenty clients	58.8%	57.1%	58.5%	58.3%

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; healthcare; diversified businesses (including manufacturing, retail, CPG, media and entertainment, and telecom); travel and leisure; shipping and logistics; consulting and professional services; banking and financial services; and utilities .

In fiscal 2021 and 2020, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2021	2020	2021	2020
Insurance	29.2%	27.7%	25.6%	25.2%
Healthcare	18.9%	15.8%	19.9%	16.4%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	15.3%	16.5%	16.1%	17.1%
Travel and leisure	14.2%	18.0%	14.9%	18.6%
Shipping and logistics	7.0%	6.0%	7.3%	6.3%
Consulting and professional services	6.2%	5.4%	6.5%	5.5%
Banking and financial services	4.7%	4.3%	4.9%	4.4%
Utilities	4.5%	6.3%	4.8%	6.5%

Total	100.0%	100.0%	100.0%	100.0%

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

The impact of the COVID-19 pandemic has affected, and we expect it to continue to affect, the demand for our services across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. Our business has been, and we expect will be, impacted across industry verticals as the COVID-19 pandemic continues to affect the global economy across industries. We have observed demand reductions in a range of verticals, particularly travel and leisure, insurance, diversified businesses (especially manufacturing and retail) and utilities during fiscal 2021. For further information, see “— Global Economic Conditions — Impact of COVID-19.”

Revenue by Service Type

In fiscal 2021 and 2020, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2021	2020	2021	2020
Industry-specific	40.8%	39.2%	42.9%	40.6%
Finance and accounting	23.3%	22.7%	24.5%	23.6%
Customer experience services	16.9%	20.7%	17.8%	21.5%
Research and analytics	10.4%	10.4%	10.9%	10.7%
Auto claims	6.0%	5.0%	1.2%	1.6%
Others(1)	2.6%	2.0%	2.7%	2.0%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services and human resources outsourcing services.

Revenue by Geography

In fiscal 2021 and 2020, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Geography	2021	2020	2021	2020
North America (primarily the US)	44.2%	42.3%	46.5%	43.8%
UK	31.4%	31.4%	27.9%	28.9%
Australia	7.7%	8.6%	8.1%	8.9%
Europe (excluding the UK)	6.7%	8.0%	7.1%	8.3%
South Africa	2.9%	3.8%	3.0%	4.0%
Rest of world	7.1%	5.9%	7.4%	6.1%

Total	100.0%	100.0%	100.0%	100.0%

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

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. We achieved a level two rating in respect of WNS South Africa (Pty) Ltd in December 2020, which is valid until December 2021. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved a level six rating in respect of WNS Global Services SA (Pty) Limited in our BBBEE verification audit in February 2021, which is valid until February 2022. With the achievement of a level two rating in respect of WNS South Africa (Pty) Ltd and a level six rating in respect of WNS Global Services SA (Pty) Limited, we currently continue to meet the minimum BBBEE rating required under our South African client contracts and be eligible for government grants associated with our domestic and international business. However, there is no assurance that we will maintain our existing BBBEE rating with respect to WNS South Africa (Pty) Ltd or WNS Global Services SA (Pty) Limited in our next annual BBBEE verification audits or thereafter. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Revenue by Location of Delivery Centers

For fiscal 2021 and 2020, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Location of Delivery Center	2021	2020	2021	2020
India	50.8%	51.3%	53.4%	53.1%
United States	16.5%	14.4%	17.3%	15.0%
Philippines	13.1%	14.0%	13.8%	14.5%
UK(1)	7.9%	6.5%	3.3%	3.1%
South Africa	5.7%	7.3%	5.9%	7.6%
Sri Lanka	1.7%	1.5%	1.8%	1.5%
Romania	1.4%	1.9%	1.5%	1.9%
China	1.4%	1.3%	1.5%	1.4%
Spain	0.6%	1.0%	0.6%	1.0%
Poland	0.5%	0.4%	0.6%	0.5%
Costa Rica	0.4%	0.4%	0.3%	0.4%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey, which was not significant.

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

In our WNS Auto Claims BPM segment, we earn revenue from claims handling, repair management services and legal services relating to personal injury claims. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business.

Revenue by Contract Type

For fiscal 2021 and 2020, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Revenue by Contract type	2021	2020	2021	2020
Full-time-equivalent	65.0%	66.3%	68.2%	68.7%
Transaction	14.6%	15.6%	10.3%	12.6%
Subscription	10.8%	9.0%	11.3%	9.3%
Fixed price	4.6%	4.7%	4.9%	4.9%
Others (1)	5.0%	4.4%	5.3%	4.5%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Others includes revenue from “outcome-based arrangements”, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses);

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

For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules implementing these Acts have not yet been published and the effective date from which these changes are applicable has yet to be announced. Accordingly, while we are unable to ascertain with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. See “Part I — Item. 3. Key Information. — D. Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents. It also includes incremental and direct costs incurred to contract with claimants by WNS Legal Assistance LLP.

Our facilities costs comprise depreciation on ROU assets, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals. Most of these agreements have clauses that have fixed escalation of lease rentals.

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

Selling and Marketing Expenses

Our selling and marketing expenses comprise primarily employee costs for sales and marketing personnel, share-based compensation expense, brand building expenses, legal and professional fees, travel expenses, and other general expenses relating to selling and marketing.

Selling and marketing expenses as a proportion of revenue was 5.4% in fiscal 2021 as compared with 5.7% for fiscal 2020. Selling and marketing expenses as a proportion of revenue less repair payments (non-GAAP) was 5.7% in fiscal 2021 as compared with 5.9% for fiscal 2020. Due to the uncertainty of the COVID-19 pandemic, we have limited visibility at this time on its impact on our sales team and selling and marketing expenses, if any, and are unable to forecast whether or to what extent selling and marketing expenses as a proportion of revenue or revenue less repair payments will continue to increase in fiscal 2022.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, share-based compensation expense, legal and professional fees, travel expenses, and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue was 13.8% in fiscal 2021 as compared with 13.9% in fiscal 2020. General and administrative expenses as a proportion of revenue less repair payments (non-GAAP) was 14.5% in fiscal 2021 as compared with 14.3% in fiscal 2020. Due to the uncertainty of the COVID-19 pandemic, we have limited visibility at this time on its impact on our general and administrative expenses, if any, and are unable to forecast whether or to what extent general and administrative expenses in absolute terms will continue to increase in fiscal 2022.

Foreign Exchange Loss / (Gain), Net

Foreign exchange loss / (gain), net include:

•	marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

We had a foreign exchange loss of $0.8 million in fiscal 2021 as compared to a gain of $3.4 million in fiscal 2020.

Impairment of Goodwill

During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business, and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. No impairment charge was recognized in fiscal 2021.

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

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings, transaction costs and the gains/losses on settlement of related derivative instruments. On adoption of IFRS 16, with effect from April 1, 2019, interest expense on lease liabilities is also reflected in this line item. We expect our interest payable on our term loans to be lower in fiscal 2022 as compared to fiscal 2021, on account of repayment of loans that were obtained to fund our acquisitions of Denali and HealthHelp, as the loan obtained to fund our acquisition of Denali was fully repaid in fiscal 2020.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2021	2020
Total headcount	43,997	44,292
Built up seats(1)	34,365	34,779
Used seats(1)	—	28,074
Seat utilization rate(2)	—	1.28

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

Due to the temporary lockdown of our facilities and other restrictive measures imposed by governmental regulations resulting from the COVID-19 outbreak, we shifted to a “work from home” model progressively starting from March 15, 2020. Accordingly, for fiscal 2020 year end, we have presented in the table above the number of used seats as at March 15, 2020, prior to the commencement of our “work from home” arrangements. The service delivery capacities of our remote-working employees may not be equivalent to their normal capacities when working in our delivery centers. See “Global Economic Conditions — Impact of COVID-19” for more details regarding the impact of the COVID-19 outbreak on our operations and our financial results.

The “work from home” model continued to be used in fiscal 2021. Accordingly, the used seats details and seat utilization rate details are not relevant for fiscal 2021.

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

Due to the uncertainty of the COVID-19 pandemic, we have limited visibility at this time on its impact on our headcount numbers and hiring requirement, if any, and are unable to forecast whether or to what extent headcount numbers and hiring requirement will change in fiscal 2022.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments (non-GAAP) is denominated in US dollars (54.0% and 56.7%, respectively, in fiscal 2021 and 49.3% and 51.1%, respectively, in fiscal 2020), pound sterling (28.0% and 24.4%, respectively, in fiscal 2021 and 28.5% and 26.0%, respectively, in fiscal 2020), and, to a lesser extent, Australian dollars (7.3% and 7.7%, respectively, in fiscal 2021 and 8.4% and 8.7%, in fiscal 2020), the Euro (6.3% and 6.6%, respectively, in fiscal 2021 and 8.4% and 8.7%, respectively, in fiscal 2020), and the South African rand (2.9% and 3.1%, respectively, in fiscal 2021 and 3.8% and 4.0%, respectively, in fiscal 2020), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (43.5% in fiscal 2021 and 46.3% in fiscal 2020) and, to a lesser extent, in the Philippine peso (13.3% in fiscal 2021 and 12.6% in fiscal 2020) and the South African rand (6.2% in fiscal 2021 and 7.8% in fiscal 2020). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately ₹74.25 per $1.00 in fiscal 2021, which represented a depreciation of the Indian rupee of 4.7% as compared with the average exchange rate of ₹70.91 per $1.00 in fiscal 2020, which in turn represented a depreciation of the Indian rupee of 1.4% as compared with the average exchange rate of approximately ₹69.92 per $1.00 in fiscal 2019.

The average pound sterling to US dollar exchange rate was approximately £0.77 per $1.00 in fiscal 2021, which represented an appreciation of the pound sterling of 2.7% as compared with the average exchange rate of approximately £0.79 per $1.00 in fiscal 2020, which in turn represented a depreciation of the pound sterling of 3.2% as compared with the average exchange rate of approximately £0.76 per $1.00 in fiscal 2019.

The average Australian dollar to US dollar exchange rate was approximately A$1.39 per $1.00 in fiscal 2021, which represented an appreciation of the Australian dollar of 5.3% as compared with the average exchange rate of approximately A$1.47 per $1.00 in fiscal 2020, which in turn represented a depreciation of the Australian dollar of 6.5% as compared with the average exchange rate of approximately A$1.37 per $1.00 in fiscal 2019.

The average Euro to US dollar exchange rate was approximately €0.86 per $1.00 in fiscal 2021, which represented an appreciation of the Euro of 5.0% as compared with the average exchange rate of approximately €0.90 per $1.00 in fiscal 2020, which in turn represented a depreciation of the Euro of 4.1% as compared with the average exchange rate of approximately €0.86 per $1.00 in fiscal 2019.

The average South African rand to US dollar exchange rate was approximately R16.37 per $1.00 in fiscal 2021, which represented a depreciation of the South African rand of 10.9% as compared with the average exchange rate of approximately R14.76 per $1.00 in fiscal 2020, which in turn represented a depreciation of the South African rand of 7.3% as compared with the average exchange rate of approximately R13.76 per $1.00 in fiscal 2019.

The average Philippine peso to US dollar exchange rate was approximately PHP49.00 per $1.00 in fiscal 2021, which represented an appreciation of the Philippine peso of 4.7% as compared with the average exchange rate of approximately PHP51.43 per $1.00 in fiscal 2020, which in turn represented an appreciation of the Phlippines peso of 2.8% as compared with the average exchange rate of approximately PHP52.91 per $1.00 in fiscal 2019.

The depreciation of the Indian rupee against the US dollar by 4.7% and 1.4% in fiscal 2021 and 2020, as compared with the average exchange rate in fiscal 2020 and 2019, respectively had a positive impact on our expenses in those years. As a result, increases in our cost of revenue, and to a lesser extent, our general and administrative expenses were partially offset by the positive impact of the depreciation of Indian rupee in fiscal 2021 and 2020. The depreciation of the South African rand in fiscal 2021 and 2020 against the US dollar and the appreciation of the Australian dollar, the Euro and pound sterling in fiscal 2021 against the US dollar positively impacted our results of operations in those years. The appreciation of Philippine peso against the US dollar in fiscal 2021 and 2020, and the depreciation of the Australian dollar, the Euro and pound sterling in fiscal 2020 against the US dollar negatively impacted our results of operations in those years. Such foreign exchange movement has significantly reduced our expenses in fiscal 2021. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

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

Currency Regulation

Our Indian subsidiaries are registered as exporters of business process management services with STPI or Special Economic Zone (“SEZ”). According to the prevailing foreign exchange regulations in India, an exporter of business process management services registered with STPI or SEZ is required to receive its export proceeds in India within a period of nine months from the date of such exports in order to avail itself of the tax and other benefits. In the event that such a registered exporter has received any advance against exports in foreign exchange from its overseas customers, it is required to render the requisite services so that such advances are earned within a period of 12 months from the date of such receipt. If such a registered exporter does not meet these conditions, it will be required to obtain permission from the Reserve Bank of India to receive and realize such foreign currency earnings.

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

Income Taxes

We operate in multiple tax jurisdictions including Australia, China, Costa Rica, Canada, France, Germany, India, Ireland, Mauritius, the Netherlands, New Zealand, the Philippines, Poland, Romania, Singapore, South Africa, Spain, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US. As a result, our effective tax rate changes from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.

In fiscal 2021, 2020 and 2019, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $11.1 million, $17.7 million and $15.7 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2021, 2020 and 2019, respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme as discussed below. Our effective tax rate in Sri Lanka had been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018 until December 31, 2019, following which the income from export of service had been subject to tax at 14% on net basis. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue, as more fully described below. From fiscal 2016 until fiscal 2021, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2024. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which was 34.95% in fiscal 2021, 2020 and 2019.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions in the last five years. From fiscal 2012 until fiscal 2021, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon and Noida, India that were registered under the SEZ scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations, which are set to expire between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption which are set to expire between fiscal 2026 and fiscal 2034. Such income tax exemption are only eligible for business units and operations set up under the SEZ legislation on or before March 31, 2020.

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

Philippines

From fiscal 2016 until fiscal 2021, our company started operations in various delivery centers in the Philippines which are eligible for tax exemption benefits expiring between 2020 and 2024. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. The CREATE will not have any impact with respect to units claiming existing tax benefits. The company will continue to enjoy tax benefits till fiscal 2024 and following the expiry of tax benefits, the income would be taxed at the special rate of 5% on gross profits.

Sri Lanka

Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have since been taxed at 14% on net basis with effect from April 1, 2018 until December 31, 2019. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue till such exemptions are revoked due to change in legislation.

Costa Rica

Our subsidiary in Costa Rica is eligible for a 50.0% income tax exemption from fiscal 2018 to fiscal 2021. Thereafter, unless the exemption is extended, company would be liable to pay tax at the rate of 30%.

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

Revenue Recognition

We derive revenue from BPM services, comprising back office administration, data management, customer experience services management, and auto claims handling services.

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

Back office administration, data management and customer experience services contracts are based on the following pricing models:

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

We account for a modification of the lease contract as a separate contract for an additional right of use not included in the original lease and the increase in lease payment is commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular contract. Modifications which are not accounted for as a separate contract are reassessed as at the effective date of the modifications based on the modified terms and conditions and the facts and circumstances as at that date. Upon modification, we remeasure the lease liability to reflect changes to the remaining lease payments and discount rates and recognize the amount of the remeasurement of the lease liability as an adjustment to the ROU assets. However, if the carrying amount of the ROU assets is reduced to zero as a result of modification, any remaining amount of the remeasurement is recognized as an expense in the consolidated statement of income.

We have applied practical expedient under an amendment to IFRS 16 for COVID-19 related rent concessions to determine whether the concession provided by lessor occurring as a direct consequence of the COVID-19 pandemic meets the conditions mentioned in paragraph 46B of the amendment and accounted the eligible concessions in the consolidated statement of income.

In the case of sub-leases, where we are an intermediate lessor, the lease is classified as a finance lease or operating lease. A sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease. In the case of a finance lease, we have accounted for its interest in the head-lease and the sub-lease separately and recognized a net investment in the sub-lease accordingly. Rental income received from the sub-lease is treated as finance income in the consolidated statement of income. In the case of an operating lease, rental income is recognized in the consolidated statement of income over the term of the sub-lease.

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

IFRS 2 requires the use of a valuation model to calculate the fair value of share-based awards. Based on our judgment, we have elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant. RSUs are measured based on the fair market value of the underlying shares on the date of grant. Further, each of the 2006 Incentive Award Plan and the 2016 Incentive Award Plan also allows for the grant of RSUs based on the market price of our shares achieving a specified target over a period of time. The fair value of market-based share awards is determined using Monte-Carlo simulation. Any additional cost as a result of modification in respect of modified share awards is amortized over the period from the modification date until the vesting date of the modified award, which differs from the vesting date of the original award.

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

Our South African subsidiary has issued share appreciation rights to certain employees to be settled with our shares. As part of the settlement, we granted certain RSUs during fiscal 2021, a portion of which will vest on the nine months anniversary from the grant date and the remainder of which will vest on the third anniversary, from the grant date and we granted certain RSUs during fiscal 2020, 2019 and 2018, which will vest on the fourth, third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with us through the applicable vesting date. The grant date fair value of these RSUs was estimated using a binomial lattice model.

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

As part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the quarter any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to our existing tax structure; however, deferred taxes have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. We have taken into account the allocation of these identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities. Income tax contingencies existing as at the acquisition dates of the acquired companies are evaluated quarterly and any adjustments are recorded as adjustments to goodwill during the measurement period.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Cost of revenue	64.3%	62.9%	62.5%	61.6%
Gross profit	35.7%	37.1%	37.5%	38.4%
Operating expenses:
Selling and marketing expenses	5.4%	5.7%	5.7%	5.9%
General and administrative expenses	13.8%	13.9%	14.5%	14.3%
Foreign exchange loss / (gain), net	0.1%	(0.4)%	0.1%	(0.4)%
Impairment of goodwill	—	0.4%	—	0.5%
Amortization of intangible assets	1.5%	1.7%	1.6%	1.7%
Operating profit	14.8%	15.8%	15.5%	16.4%
Other income, net	(1.4)%	(1.5)%	(1.4)%	(1.6)%
Finance expense	1.6%	1.8%	1.7%	1.9%
Income tax expense	3.3%	2.9%	3.5%	3.0%
Profit after tax	11.2%	12.6%	11.8%	13.0%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2021	2020	2021	2020
	(US dollars in millions)
Revenue	$912.6	$928.3	100.0%	100.0%
Less: Payments to repair centers	43.9	32.0	4.8%	3.5%
Revenue less repair payments (non-GAAP)	$868.7	$896.2	95.2%	96.5%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2021	2020
	(US dollars in millions)
Revenue	$912.6	$928.3
Cost of revenue(1)	587.2	583.9

Gross profit	325.4	344.3
Operating expenses:
Selling and marketing expenses(2)	49.6	52.8
General and administrative expenses(3)	126.3	128.6
Foreign exchange loss / (gains), net	0.8	(3.4)
Impairment of goodwill	—	4.1
Amortization of intangible assets	13.7	15.7

Operating profit	135.1	146.6
Other income, net	(12.5)	(14.4)
Finance expense	14.8	17.0

Profit before income taxes	132.7	144.0
Income tax expense	30.1	27.2

Profit after tax	$102.6	$116.8

Notes:

(1)	Includes share-based compensation expense of $4.9 million in fiscal 2021 and $4.6 million in fiscal 2020.
(2)	Includes share-based compensation expense of $4.3 million in fiscal 2021 and $4.8 million in fiscal 2020.
(3)	Includes share-based compensation expense of $29.0 million in fiscal 2021 and $28.1 million in fiscal 2020.

Fiscal 2021 Compared to Fiscal 2020

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Year ended March 31,
	2021	2020	Change	% Change
	(US dollars in millions)
Revenue	$912.6	$928.3	$(15.6)	(1.7)%

The decrease in revenue of $15.6 million was primarily attributable to a decrease in revenue from existing clients of $44.1 million, and a decrease in the hedging gain on our revenue by $8.5 million to a gain of $4.2 million in fiscal 2021 from a gain of $12.7 million in fiscal 2020, partially offset by an increase in revenue from new clients of $36.9 million. The decrease in revenue was primarily due to lower volumes in our travel and leisure, utilities, and diversified businesses verticals and a depreciation of the South African rand by an average of 10.9% against the US dollar in fiscal 2021, as compared to the average exchange rate in fiscal 2020. This decrease in revenue was partially offset by business continuity cost recoveries from clients, higher volumes in our healthcare, insurance, shipping and logistics, consulting and professional services, and banking and financial services verticals and an appreciation of the Australian dollar, the pound sterling, and the Euro by an average of 5.3%, 5.0% and 2.7%, respectively, against the US dollar in fiscal 2021, as compared to the respective average exchange rates in fiscal 2020.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2021	2020	2021	2020
	(US dollars in millions)
North America (primarily the US)	$403.5	$392.6	44.2%	42.3%
UK	286.6	291.3	31.4%	31.4%
Australia	70.3	79.9	7.7%	8.6%
Europe (excluding the UK)	61.4	74.3	6.7%	8.0%
South Africa	26.4	35.4	2.9%	3.8%
Rest of world	64.3	54.8	7.1%	5.9%

Total	$912.6	$928.3	100.0%	100.0%

The decrease in revenue from the Europe (excluding the UK) region was primarily attributable to lower volumes in our travel and leisure, diversified businesses, and banking and financial services verticals, partially offset by higher volumes in our shipping and logistics, consulting and professional services, and healthcare verticals, and an appreciation of the Euro against the US dollar by an average of 5.0%, as compared to the average exchange rate in fiscal 2020. The decrease in revenue from the Australia region was primarily attributable to lower volumes in our insurance, travel and leisure, utilities, and diversified businesses verticals, partially offset by higher volumes in our healthcare, and shipping and logistics, verticals, and an appreciation of the Australian dollar against the US dollar by an average of 5.3%, as compared to the average exchange rate in fiscal 2020. The decrease in revenue from the South Africa region was primarily attributable to lower volumes in our diversified businesses, travel and leisure, and banking and financial services verticals, and a depreciation of the South African rand against the US dollar by an average of 10.9%, as compared to the average exchange rate in fiscal 2020, partially offset by a higher volume in our consulting and professional services vertical. The decrease in revenue from the UK region was primarily attributable to lower volumes in our utilities, travel and leisure, healthcare, and consulting and professional services verticals, partially offset by higher volumes in our insurance, diversified businesses, shipping and logistics, and banking and financial services verticals, and an appreciation of the pound sterling against the US dollar by an average of 2.7%, as compared to the average exchange rate in fiscal 2020. The increase in revenue in the North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, insurance, consulting and professional services, banking and financial services, and shipping and logistics verticals, partially offset by lower volumes in our travel and leisure, diversified businesses, and utilities verticals. The increase in revenue from the rest of world region was primarily attributable to higher volumes in our shipping and logistics, consulting and professional services, travel and leisure, healthcare, and banking and financial services verticals, partially offset by lower volumes in our diversified businesses, and insurance verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2021	2020	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$868.7	$896.2	$(27.5)	(3.1)%

The decrease in revenue less repair payments (non-GAAP) of $27.5 million was primarily attributable to a decrease in revenue less repair payments (non-GAAP) from existing clients of $38.7 million, and a decrease in hedging gain on our revenue less repair payments (non-GAAP) by $8.5 million to a gain of $4.2 million in fiscal 2021 from hedging gain of $12.7 million in fiscal 2020, partially offset by an increase in revenue less repair payments (non-GAAP) from new clients of $19.6 million. The decrease in revenue less repair payments (non-GAAP) was primarily due to lower volumes in our travel and leisure, utilities, diversified businesses, and insurance verticals and a depreciation of the South African rand by an average of 10.9% against the US dollar in fiscal 2021, as compared to the average exchange rate in fiscal 2020. This decrease in revenue less repair payments (non-GAAP) was partially offset by business continuity cost recoveries from clients, higher volumes in our healthcare, shipping and logistics, consulting and professional services, and banking and financial services verticals and an appreciation of the Australian dollar, the pound sterling, and the Euro by an average of 5.3%, 5.0% and 2.7%, respectively, against the US dollar in fiscal 2021, as compared to the respective average exchange rates in fiscal 2020.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2021	2020	2021	2020
	(US dollars in millions)
North America (primarily the US)	$403.5	$392.6	46.5%	43.8%
UK	242.7	259.2	27.9%	28.9%
Australia	70.3	79.9	8.1%	8.9%
Europe (excluding the UK)	61.4	74.3	7.1%	8.3%
South Africa	26.4	35.4	3.0%	4.0%
Rest of world	64.3	54.8	7.4%	6.1%

Total	$868.7	$896.2	100.0%	100.0%

The decrease in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to lower volumes in our utilities, travel and leisure, healthcare, and consulting and professional services verticals, partially offset by higher volumes in our diversified businesses, insurance, shipping and logistics, and banking and financial services verticals, and an appreciation of the pound sterling against the US dollar by an average of 2.7%, as compared to the average exchange rate in fiscal 2020. The decrease in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to lower volumes in our travel and leisure, diversified businesses, and banking and financial services verticals, partially offset by higher volumes in our shipping and logistics, consulting and professional services, and healthcare verticals, and an appreciation of the Euro against the US dollar by an average of 5.0%, as compared to the average exchange rate in fiscal 2020. The decrease in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to lower volumes in our insurance, travel and leisure, utilities, and diversified businesses verticals, partially offset by higher volumes in our healthcare, and shipping and logistics verticals and an appreciation of the Australian dollar against the US dollar by an average of 5.3%, as compared to the average exchange rate in fiscal 2020. The decrease in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to lower volumes in our diversified businesses, travel and leisure, and banking and financial services verticals, and a depreciation of the South African rand against the US dollar by an average of 10.9%, as compared to the average exchange rate in fiscal 2020, partially offset by a higher volume in our consulting and professional services vertical. The increase in revenue less repair payments (non-GAAP) from the North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, insurance, consulting and professional services, banking and financial services, and shipping and logistics verticals, partially offset by lower volumes in our travel and leisure, diversified businesses, and utilities verticals. The increase in revenue less repair payments (non-GAAP) from the rest of world region was primarily attributable to higher volumes in our shipping and logistics, consulting and professional services, travel and leisure, healthcare, and banking and financial services verticals, partially offset by lower volumes in our diversified businesses, and insurance verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Employee costs	$404.4	$399.4	$5.0
Facilities costs	51.3	59.7	(8.4)
Depreciation	47.8	46.3	1.5
Repair payments	43.9	32.0	11.9
Legal and professional costs	14.1	12.0	2.2
Travel costs	1.4	11.9	(10.6)
Other costs	24.3	22.6	1.7

Total cost of revenue	$587.2	$583.9	$3.3

As a percentage of revenue	64.3%	62.9%

The increase in cost of revenue was primarily due to higher repair payments, higher employee costs on account of wage inflation net off a one-time reversal of our corporate leave provision of $3.1 million on account of a policy change which removed our employees’ ability to carryforward unused leave for fiscal 2021, higher legal and professional costs, higher other costs, and higher depreciation on the ROU asset under IFRS 16. Also, we incurred incremental costs of $15.9 million due to COVID-19 pandemic for the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet as we shifted to a “work from home” model, and employee carrying costs where clients have not agreed to a “work from home” model. These incremental costs contributed to our higher employee and facilities costs. Further, an appreciation of the Philippine peso against the US dollar by an average of 4.7% in fiscal 2021 as compared to the average exchange rate in fiscal 2020 resulted in an increase of our cost of revenue by approximately $4.4 million.

These increases were partially offset by lower travel costs, and lower facilities running costs due to lockdowns arising from the COVID-19 pandemic, and a depreciation of the Indian rupee and the South African rand against the US dollar by an average of 4.7% and 10.9% respectively, in fiscal 2021 as compared to the respective average exchange rates in fiscal 2020, which resulted in a decrease in our cost of revenue by approximately $15.4 million.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Gross profit	$325.4	$344.3	$(18.9)
As a percentage of revenue	35.7%	37.1%
As a percentage of revenue less repair payments (non-GAAP)	37.5%	38.4%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) decreased in fiscal 2021 from fiscal 2020, primarily due to lower revenues and a higher cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) as discussed above.

During fiscal 2021, our built up seats decreased by 1.2% from 34,779 as at the end of fiscal 2020 to 34,365 as at the end of fiscal 2021 as we surrendered one of our facilities in each of Romania, and Pune, India, consolidated a few facilities in the Philippines, and added a new facility in New South Wales, Australia. Our total headcount decreased by 0.7% from 44,292 to 43,997 during the same period, as a result of attrition.

For further information, see notes (1) and (2) to the table presenting certain operating data in “— Operating Data” above.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Employee costs	$43.6	$40.8	$2.8
Other costs	6.0	12.0	(6.0)

Total selling and marketing expenses	$49.6	$52.8	$(3.2)

As a percentage of revenue	5.4%	5.7%
As a percentage of revenue less repair payments (non-GAAP)	5.7%	5.9%

The decrease in our selling and marketing expenses was primarily due to lower other costs due to lower travel costs and marketing-related spends as a result of restrictions in travel due to the COVID-19 pandemic, and a depreciation of the Indian rupee and South African rand against the US dollar by an average of 4.7% and 10.9%, respectively, in fiscal 2021, as compared to the respective average exchange rates in fiscal 2020, resulting in a decrease of selling and marketing expenses by approximately $0.3 million. This decrease was partially offset by an increase in employee costs which was primarily due to wage inflation, and an appreciation of the pound sterling against the US dollar by an average of 2.7% in fiscal 2021, as compared to the average exchange rate in fiscal 2020, resulting in an increase of selling and marketing expenses by approximately $0.5 million.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Employee costs	$104.1	$99.8	$4.3
Other costs	22.2	28.8	(6.6)

Total general and administrative expenses	$126.3	$128.6	$(2.3)

As a percentage of revenue	13.8%	13.9%
As a percentage of revenue less repair payments (non-GAAP)	14.5%	14.3%

The decrease in general and administrative expenses was primarily due to lower other costs due to lower travel costs as a result of restrictions in travel due to the COVID-19 pandemic, lower legal and professional costs, and a depreciation of the Indian rupee and South African rand against the US dollar by an average of 4.7% and 10.9%, respectively, in fiscal 2021, as compared to the respective average exchange rates in fiscal 2020, which resulted in a decrease of general and administrative expenses by approximately $3.1 million. This decrease was partially offset by an increase in employee costs which was primarily due to wage inflation net off a one-time reversal of our corporate leave provision of $0.8 million on account of a policy change which removed our employees’ ability to carryforward unused leave for fiscal 2021 and higher share-based compensation costs.

Foreign Exchange Loss / (Gain), Net

The following table sets forth our foreign exchange loss / (gain), net for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Foreign exchange loss/ (gain), net	$0.8	$(3.4)	$4.1

We recorded foreign exchange loss of $0.8 million in fiscal 2021, primarily on account of a revaluation loss of $0.6 million and a foreign exchange loss on de-designation of hedges of $0.2 million as compared to a foreign exchange gain of $3.4 million in fiscal 2020, primarily on account of a revaluation gain of $2.9 million and a foreign exchange gain on de-designation of hedges of $0.5 million.

Impairment of Goodwill

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Impairment of Goodwill	$—	$4.1	$(4.1)

During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business, and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. There was no impairment charge recognized in fiscal 2021.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Amortization of intangible assets	$13.7	$15.7	$(1.9)

The decrease in amortization of intangible assets was primarily attributable to the completion of the amortization of certain intangible assets associated with our Telkom, Value Edge, Denali and HealthHelp acquisitions, and a depreciation of the Indian rupee and South African rand against the US dollar by an average of 4.7% and 10.9%, respectively, in fiscal 2021 as compared to the respective average exchange rates in fiscal 2020.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Operating profit	$135.1	$146.6	$(11.5)
As a percentage of revenue	14.8%	15.8%
As a percentage of revenue less repair payments (non-GAAP)	15.5%	16.4%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) was lower in fiscal 2021 from fiscal 2020, due to lower revenues, higher cost of revenue, and a foreign exchange loss. This decrease in operating profit was reduced due to an impairment of goodwill recorded in fiscal 2020 and also partially offset by lower selling and marketing expenses, general and administrative expenses and amortization of intangible assets.

Other Income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Other income, net	$(12.5)	$(14.4)	$1.9

Other income, net was lower in fiscal 2021 as compared with fiscal 2020, primarily due to lower interest yield, partially offset by higher cash and cash equivalents and investments.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Finance expense	$14.8	$17.0	$(2.2)

Finance expense decreased primarily due to lower interest on the reduced principal amounts outstanding under our long-term loans taken for the acquisition of Denali and HealthHelp, as the term loan obtained to fund our acquisition of Denali was fully repaid in fiscal 2020.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Income tax expense	$30.1	$27.2	$2.9

The increase in income tax expense was primarily due to a higher effective tax rate as a result of a change in the profit mix among geographies with higher taxable profits in jurisdictions with higher tax rates in fiscal 2021.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Year ended March 31,
	2021	2020	Change
	(US dollars in millions)
Profit after tax	$102.6	$116.8	$14.2
As a percentage of revenue	11.2%	12.6%
As a percentage of revenue less repair payments (non-GAAP)	11.8%	13.0%

The decrease in profit after tax was primarily on account of lower operating profit, an increase in income tax expenses, and lower other income, partially offset by lower finance expenses, as explained above.

Fiscal 2020 Compared to Fiscal 2019

For a discussion of our results in fiscal 2020 compared to fiscal 2019, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results of Operations — Fiscal 2020 Compared to Fiscal 2019” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the SEC on May 1, 2020.

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

WNS Global BPM is delivered out of our delivery centers in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US. This segment includes all of our business activities with the exception of WNS Auto Claims BPM. WNS Auto Claims BPM is our automobile claims management business which is primarily based in the UK and is part of our insurance business unit. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Process Management Service Offerings.” We report WNS Auto Claims BPM as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to third party automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPM segment.

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

We may in the future change our reportable segments based on how our business evolves.

The following table shows revenue and revenue less repair payments (non-GAAP) for our two reportable segments for the periods indicated:

	Year ended March 31,
	2021		2020
	(US dollars in millions)
	WNS Global BPM	WNS Autoclaims BPM	WNS Global BPM	WNS Autoclaims BPM
Segment revenue(1)	$858.4	$54.6	$882.0	$46.4
Less: Payments to repair centers	—	43.9	—	32.0

Revenue less repair payments (non-GAAP) (1)	858.4	10.7	882.0	14.4
Cost of revenue (excluding payments to repair centers)(2)	528.7	10.0	536.2	11.3
Impairment of goodwill	—	—	—	4.1
Other costs(3)	140.1	3.2	140.8	4.3

Segment operating profit / (loss)	189.6	(2.6)	205.0	(5.3)
Other income, net	(11.8)	(0.6)	(13.3)	(1.1)
Finance expense	14.8	0.1	16.9	0.1

Segment profit before income taxes	186.7	(2.0)	201.4	(4.3)
Income tax expense	29.7	0.4	27.4	(0.2)

Segment profit / (loss)	$157.0	$(2.4)	$174.0	$(4.1)

Notes:

(1)	Segment revenue and revenue less repair payments (non-GAAP) include inter-segment revenue of $0.3 million and $0.2 million in fiscal 2021 and 2020, respectively.

(2)

Cost of revenue includes inter-segment expenses of $0.3 million and $0.2 million in fiscal 2021 and 2020, respectively, and excludes share-based compensation expense of $4.9 million and $4.6 million in fiscal 2021 and 2020, respectively, which are not allocable between our segments.

(3)

Other costs include selling and marketing expenses, general and administrative expenses and foreign exchange gain/loss. Excludes share-based compensation expense of $33.3 million and $32.9 million in fiscal 2021 and 2020, respectively, which are not allocable between our segments.

WNS Global BPM accounted for 94.1% of our revenue and 98.8% of our revenue less repair payments (non-GAAP) in fiscal 2021, as compared to 95.0% of our revenue and 98.4% of our revenue less repair payments (non-GAAP) in fiscal 2020.

WNS Global BPM

Segment Revenue

Fiscal 2021 Compared to Fiscal 2020

Revenue in the WNS Global BPM segment decreased by 2.7% to $858.4 million in fiscal 2021 from $882.0 million in fiscal 2020. This decrease was primarily attributable to the decrease in the volume of transactions executed for existing clients by $33.0 million, and $8.5 million being attributable to the decrease in hedging gains on our revenue to $4.2 million in fiscal 2021 from $12.7 million in fiscal 2020. This decrease was partially offset by revenue from new clients of $17.9 million, business continuity cost recoveries from clients and an appreciation of the Australian dollar, the pound sterling, and the Euro by an average of 5.3%, 2.7% and 5.0%, respectively, against the US dollar in fiscal 2021, as compared to the respective average exchange rates in fiscal 2020.

Fiscal 2020 Compared to Fiscal 2019

For a discussion of our segment revenue in fiscal 2020 compared to fiscal 2019, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Revenue — Fiscal 2020 Compared to Fiscal 2019” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the SEC on May 1, 2020.

Segment Operating Profit

Fiscal 2021 Compared to Fiscal 2020

Segment operating profit in the WNS Global BPM segment decreased by 7.5% to $189.6 million in fiscal 2021 from $205.0 million in fiscal 2020. The decrease was primarily attributable to lower segment revenue, and lower foreign exchange gains, partially offset by lower cost of revenue, lower general and administrative expenses, and lower selling and marketing expenses.

Our cost of revenue includes employee costs, facilities costs, legal and professional costs, depreciation, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment. Our cost of revenue decreased by $7.5 million to $528.7 million in fiscal 2021 from $536.2 million in fiscal 2020, primarily on account of a decrease in travel costs as a result of travel restrictions due to the COVID-19 pandemic, and lower facilities running costs due to lockdowns arising from the COVID-19 pandemic, and a depreciation of the Indian rupee, and the South African rand against the US dollar by an average of 4.7% and 10.9% respectively, in fiscal 2021 as compared to the respective average exchange rates in fiscal 2020, which resulted in a decrease in our cost of revenue by approximately $15.4 million.

These decreases in cost of revenue were partially offset by higher employee costs on account of wage inflation, net off a one-time reversal of our corporate leave provision of $3.1 million on account of a policy change which removed our employees’ ability to carryforward unused leave for fiscal 2021, higher legal and professional costs, higher other costs, and higher depreciation costs on the ROU assets under IFRS 16. Also, we incurred incremental costs of $15.9 million due to COVID-19 pandemic for the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet, as we shifted to a “work from home” model and employee carrying costs where clients have not agreed to a “work from home” model. These incremental costs contributed to our higher employee and facilities costs. Further, an appreciation of the Philippine peso against the US dollar by an average of 4.7% in fiscal 2021 as compared to the average exchange rate in fiscal 2020 resulted in an increase of our cost of revenue by approximately $4.4 million.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs decreased by $0.7 million to $140.1 million in fiscal 2021 from $140.8 million in fiscal 2020, primarily on account of a decrease in selling and marketing expenses by $2.6 million and general and administrative expenses by $2.4 million, partially offset by lower foreign exchange gain by $4.4 million to a loss of $0.9 million in fiscal 2021 as compared to a gain of $3.5 million in fiscal 2020.

Selling and marketing expenses decreased by $2.6 million to $45.0 million in fiscal 2021 from $47.6 million in fiscal 2020, primarily due to lower travel costs and lower marketing-related spends as a result of restrictions in travel due to COVID-19 pandemic, and a depreciation of the Indian rupee and South African rand against the US dollar by an average of 4.7% and 10.9%, respectively, in fiscal 2021, as compared to the respective average exchange rate in fiscal 2020. This decrease was partially offset by an increase in employee costs which was primarily due to wage inflation, and an appreciation of the pound sterling against the US dollar by an average of 2.7% in fiscal 2021, as compared to the average exchange rate in fiscal 2020.

General and administrative expenses decreased by $2.4 million to $94.2 million in fiscal 2021 from $96.6 million in fiscal 2020, primarily due to lower travel costs due to COVID-19 pandemic as a result of restrictions in travel, lower legal and professional costs, and a depreciation of the Indian rupee and South African rand against the US dollar by an average of 4.7% and 10.9%, respectively, in fiscal 2021, as compared to the respective average exchange rates in fiscal 2020. This decrease was partially offset by an increase in employee costs which was primarily due to wage inflation, net off a one-time reversal of our corporate leave provision of $0.8 million on account of a policy change which removed our employees’ ability to carryforward unused leave for fiscal 2021 and higher share-based compensation costs.

We recorded a foreign exchange loss of $0.9 million in fiscal 2021, primarily on account of a revaluation loss of $0.6 million and a foreign exchange loss on de-designation of hedges of $0.2 million as compared to a foreign exchange gain of $3.4 million in fiscal 2020, primarily on account of a revaluation gain of $2.9 million and a foreign exchange gain on de-designation of hedges of $0.5 million.

Fiscal 2020 Compared to Fiscal 2019

For a discussion of our segment operating profit in fiscal 2020 compared to fiscal 2019, please see “Part I — Item 5.Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Operating Profit — Fiscal 2020 Compared to Fiscal 2019” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the SEC on May 1, 2020.

Segment Profit

Fiscal 2021 Compared to Fiscal 2020

Segment profit in the WNS Global BPM segment decreased by 9.7% to $157.0 million in fiscal 2021 from $174.0 million in fiscal 2020. The decrease in profit was primarily attributable to lower operating profit, higher income tax expense and lower other income, net, partially offset by lower finance expenses.

The income tax expense in fiscal 2021 was $29.7 million as compared to $27.4 million in fiscal 2020. The increase in income tax expense was primarily due to a higher effective tax rate as a result of a change in the profit mix among geographies with higher taxable profits in jurisdictions with higher tax rates in fiscal 2021.

The other income, net decreased by $1.5 million in fiscal 2021 to $11.8 million from $13.3 million in fiscal 2020 primarily due to lower interest yield, partially offset by higher cash and cash equivalents and investments.

The finance expense in fiscal 2021 was $14.8 million as compared to $16.9 million in fiscal 2020 primarily due to lower interest on reduced balance outstanding on our long-term loans obtained to fund our acquisitions of Denali and HealthHelp, as the loan obtained to fund our acquisition of Denali was fully repaid in fiscal 2020.

Fiscal 2020 Compared to Fiscal 2019

For a discussion of our segment profit in fiscal 2020 compared to fiscal 2019, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Profit — Fiscal 2020 Compared to Fiscal 2019” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the SEC on May 1, 2020.

WNS Auto Claims BPM

Segment Revenue

Fiscal 2021 Compared to Fiscal 2020

Revenue in the WNS Auto Claims BPM segment increased by $8.2 million to $54.6 million in fiscal 2021 from $46.4 million in fiscal 2020. The increase was primarily on account of revenue from new clients of $19.1 million and an appreciation of the pound sterling against the US dollar by an average of 2.7% in fiscal 2021 as compared to the average exchange rate in fiscal 2020, partially offset by a decrease in revenue from existing clients by $10.9 million. Payments made to repair centers in fiscal 2021 increased by $11.9 million to $43.9 million in fiscal 2021 from $32.0 million in fiscal 2020.

Revenue less repair payments (non-GAAP) in this segment decreased by $3.7 million to $10.7 million in fiscal 2021 from $14.4 million in fiscal 2020. The decrease was primarily on account of a decrease in revenue from existing clients by $5.5 million and a depreciation of the pound sterling against the US dollar by an average of 2.7% in fiscal 2021 as compared to the average exchange rate in fiscal 2020, partially offset by revenue from new clients of $1.8 million.

Fiscal 2020 Compared to Fiscal 2019

For a discussion of our segment revenue in fiscal 2020 compared to fiscal 2019, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Revenue — Fiscal 2020 Compared to Fiscal 2019” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the SEC on May 1, 2020.

Segment Operating Profit

Fiscal 2021 Compared to Fiscal 2020

The segment reported an operating loss of $2.6 million in fiscal 2021 as compared to a loss of $5.3 million in fiscal 2020. The lower segment operating loss recorded in fiscal 2021 was primarily due to nil impairment of goodwill recorded in fiscal 2021 versus $4.1 million charged in fiscal 2020, lower cost of revenue (excluding payments to repair centers), lower general and administrative expenses, and lower selling and marketing expenses.

Our cost of revenue (excluding payments to repair centers) decreased by $1.3 million to $10.0 million in fiscal 2021 from $11.3 million in fiscal 2020. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in facilities costs by $1.5 million, partially offset by an increase in our employee costs by $0.2 million.

Our other costs include selling and marketing expenses, general and administrative expenses, impairment of goodwill, and foreign exchange loss or gain. Our other costs decreased by $5.1 million to $3.2 million in fiscal 2021 from $8.4 million in fiscal 2020, primarily on account of an impairment of goodwill of $4.1 million recorded in fiscal 2020 versus nil in fiscal 2021, lower general and administrative expenses by $0.7 million to $3.1 million in fiscal 2021 from $3.8 million in fiscal 2020, partially offset by an increase in foreign exchange gains by $0.2 million.

Fiscal 2020 Compared to Fiscal 2019

For a discussion of our segment operating profit in fiscal 2020 compared to fiscal 2019, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Operating Profit — Fiscal 2020 Compared to Fiscal 2019” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the SEC on May 1, 2020.

Segment Profit

Fiscal 2021 Compared to Fiscal 2020

The segment reported a loss of $2.4 million in fiscal 2021 as compared to a loss of $4.1 million in fiscal 2020. This was primarily attributable to lower segmental operating losses, lower other income, net in fiscal 2021 of $0.6 million as compared to $1.1 million in fiscal 2020 and higher income tax expense.

Fiscal 2020 Compared to Fiscal 2019

For a discussion of our segment profit in fiscal 2020 compared to fiscal 2019, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Profit — Fiscal 2020 Compared to Fiscal 2019” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the SEC on May 1, 2020.

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

	Fiscal 2021				Fiscal 2020
	Three months ended				Three months ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
	(Unaudited, US dollars in millions)
Revenue	$243.9	$238.4	$222.6	$207.8	$248.3	$239.2	$226.2	$214.6
Cost of revenue	158.5	150.3	137.9	140.4	158.4	150.0	142.1	133.5

Gross Profit	85.4	88.0	84.7	67.4	90.0	89.2	84.1	81.1
Operating expenses:
Selling and marketing expenses	12.9	12.2	12.1	12.4	15.2	13.0	12.2	12.4
General and administrative expenses	34.5	31.3	28.6	31.9	32.4	33.5	32.7	30.0
Foreign exchange loss / (gain), net	0.0	(0.1)	1.4	(0.6)	(1.3)	(0.2)	(1.1)	(0.8)
Impairment of Goodwill	—	—	—	—	4.1	—	—	—
Amortization of intangible assets	3.3	3.3	3.3	3.7	3.8	4.0	3.9	3.9

Operating profit	34.6	41.2	39.2	20.0	35.8	38.9	36.3	35.6
Other income, net	(3.6)	(2.6)	(3.0)	(3.2)	(4.0)	(3.5)	(3.3)	(3.7)
Finance expense	3.7	3.7	3.7	3.7	4.0	4.2	4.3	4.4
Income tax expense	7.0	9.2	9.3	4.6	6.3	7.3	6.5	7.2

Profit	$27.5	$31.0	$29.2	$14.8	$29.5	$30.9	$28.7	$27.6

The following table sets forth for the periods indicated selected consolidated financial data:

	Fiscal 2021				Fiscal 2020
	Three months ended				Three months ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
	(Unaudited)
Gross profit as a percentage of revenue	35.0%	36.9%	38.0%	32.4%	36.2%	37.3%	37.2%	37.8%
Operating profit as a percentage of revenue	14.2%	17.3%	17.6%	9.6%	14.4%	16.3%	16.1%	16.6%
Gross profit as a percentage of revenue less repair payments (non-GAAP)	37.4%	39.2%	39.5%	33.5%	38.2%	39.1%	38.1%	38.3%
Operating profit as a percentage of revenue less repair payments (non-GAAP)	15.2%	18.4%	18.3%	9.9%	15.2%	17.1%	16.5%	16.8%

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure):

	Fiscal 2021				Fiscal 2020
	Three months ended				Three months ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
	(Unaudited, US dollars in millions)
Revenue	$243.9	$238.4	$222.6	$207.8	$248.3	$239.2	$226.2	$214.6
Less: Payments to repair centers	15.5	13.8	8.2	6.4	12.6	11.0	5.5	3.0

Revenue less repair payments (non-GAAP)	$228.4	$224.5	$214.4	$201.4	$235.8	$228.2	$220.7	$211.6

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our obligations under debt and operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2021 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in thousands)
Long-term debt (before netting off debt issuance costs)	16,800	16,800	—	—	—
Estimated interest payments (1)	349	349	—	—	—
Trade payables	28,015	28,015	—	—	—
Lease liabilities	256,305	39,591	73,833	63,462	79,419
Purchase obligations (net of capital advances)	7,027	7,027	—	—	—

Total	$308,496	$91,782	$73,833	$63,462	$79,419

Note:

(1)	Interest payments on debt includes payout for interest rate swaps which convert our floating rate debt to fixed rate debt. There is no contractual obligation to renew this debt.

Our pension and other employee obligations (non-current) amounting to $19.6 million as at March 31, 2021, included in our consolidated statement of financial position, have not been disclosed in the table above as the amounts and timing of payments cannot be reliably estimated or determined at present.

Uncertain income tax liabilities totaling $10.6 million have not been disclosed in the table above because we cannot make a reasonable estimate of the period of cash settlement with the relevant taxing authority.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2017 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,007.9 million ($27.5 million based on the exchange rate on March 31, 2021) in additional taxes, including interest of ₹690.9 million ($9.5 million based on the exchange rate on March 31, 2021).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		(₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2003	₹	0.1	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2004	₹	8.1	$(0.1	)(1)	₹	2.2	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	1.2	$(0.1	)(1)
WNS Global Services Private Limited (“WNS Global”)	Fiscal 2006	₹	457.3	$(6.1	)(1)	₹	160.4	$(2.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
WNS Global	Fiscal 2009	₹	55.2	$(0.8	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	8.2	$(0.1	)(1)
WNS Global	Fiscal 2013	₹	423.0	$(5.7	)(1)	₹	137.2	$(1.8	)(1)
WNS Global	Fiscal 2014	₹	480.1	$(6.5	)(1)	₹	257.5	$(3.5	)(1)
WNS Global	Fiscal 2015	₹	258.6	$(3.5	)(1)	₹	94.9	$(1.3	)(1)
WNS Global	Fiscal 2016	₹	195.2	$(2.8	)(1)		18.3	(0.3	)(1)
WNS Global	Fiscal 2017	₹	57.9	$(0.8	)(1)		—	—
Total		₹	2,007.9	$(27.5	)(1)	₹	690.9	$(9.5	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2021.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2021, we have provided a tax reserve of ₹774.3 million ($10.6 million based on the exchange rate on March 31, 2021) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹4,180.1 million ($57.2 million based on the exchange rate on March 31, 2021) in additional taxes, including interest of ₹1,417.0 million ($19.4 million based on the exchange rate on March 31, 2021). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹916.4 million ($12.5 million based on the exchange rate on March 31, 2021) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2021, corporate tax returns for fiscal year 2017 and thereafter remain subject to examination by tax authorities in India.

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

In 2021, we received an assessment order from the Indian service tax authority, demanding payment of ₹148.9 million ($2.0 million based on the exchange rate on March 31, 2021) towards service tax for the period April 1, 2014 to June 30, 2017. The tax authorities have rejected input service tax credit on certain types of input services. We have orders of assessment pertaining to similar issues for earlier fiscal years that have been decided in our favor by appellate authorities. We intend to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2021) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

As at March 31, 2021, we had cash and cash equivalents of $105.6 million which were primarily held in US dollars, Indian rupees, South African rand, pound sterling and Philippine pesos. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $289.6 million as at March 31, 2021.

As at March 31, 2021, our total debt outstanding was $16.8 million. We also had available lines of credit amounting to $99.4 million, all of which were available as at March 31, 2021. These limits can be utilized in accordance with the agreed terms and prevailing interest rates at the time of borrowing. We are continually evaluating the impact of the COVID-19 pandemic on our liquidity position, and we believe that we are able to source additional lines of credit, if required.

As at March 31, 2021, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹840 million ($11.5 million based on the exchange rate on March 31, 2021) from The Hongkong and Shanghai Banking Corporation Limited, ₹600 million ($8.2 million based on the exchange rate on March 31, 2021) from BNP Paribas, ₹800 million ($11.0 million based on the exchange rate on March 31, 2021) from Citibank N.A., ₹750 million ($10.3 million based on the exchange rate on March 31, 2021) from Axis Bank, ₹600 million ($8.2 million based on the exchange rate on March 31, 2021) from DBS Bank, ₹600 million ($8.2 million based on the exchange rate on March 31, 2021) from HDFC Bank, ₹600 million ($8.2 million based on the exchange rate on March 31, 2021) from ICICI Bank and ₹600 million ($8.2 million based on the exchange rate on March 31, 2021) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2021, there was no amount utilized from these lines of credit.

WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($13.6 million based on the exchange rate on March 31, 2021) until April 30, 2022. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2021, there was no outstanding amount under this facility.

As at March 31, 2021 our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($2.0 million based on the exchange rate on March 31, 2021) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2021, there was no outstanding amount under this facility.

As at March 31, 2021 WNS North America Inc., had an unsecured line of credit of $10.0 million from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate or LIBOR plus a margin of 1.75% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2021, there was no outstanding amount under this facility.

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

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we have entered into interest rate swaps with banks to swap the variable portion of the interest based on the three-month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semiannual installments of $8.4 million each. On September 14, 2017, March 14, 2018, September 17, 2018, March 14, 2019, September 16, 2019, March 16, 2020, September 14, 2020 and March 15, 2021, we made scheduled repayments of $8.4 million each. As at March 31, 2021, $16.8 million was outstanding under this loan facility. At this point in time, we do not foresee any challenges on account of COVID-19 in complying with these covenants and servicing our debt obligations.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchases and working capital needs. We currently expect our capital expenditures needs in fiscal 2022 to be approximately $35.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure in fiscal 2021 amounted to $26.5 million and our capital commitments (net of capital advances) as at March 31, 2021 were $7.0 million. Of the capital expenditure incurred in fiscal 2021, approximately $14.3 million was incurred in India, approximately $5.2 million was incurred in the Philippines, approximately $2.4 million was incurred in UK, approximately $1.2 million was incurred in South Africa and approximately $3.4 million was incurred in the rest of the world. Of the capital commitments amount of $7.0 million, we plan to spend approximately $3.1 million in India, approximately $1.0 million in the Philippines, approximately $0.3 million in South Africa, and approximately $2.6 million in the rest of the world.

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

The following table shows our cash flows in fiscal 2021 and 2020:

	Year ended March 31,
	2021	2020
	(US dollars in millions)
Net cash provided by operating activities	$213.7	$228.6
Net cash used in investing activities	$(92.8)	$(97.0)
Net cash used in financing activities	$(117.8)	$(111.7)

Cash Flows from Operating Activities

Net cash provided by operating activities decreased to $213.7 million in fiscal 2021 from $228.6 million in fiscal 2020. The decrease in net cash provided by operating activities was attributable to a decrease in profit as adjusted for non–cash and other items by $15.5 million and an increase in taxes paid by $2.4 million, which was partially offset by an increase in interest received by $2.1 million, a decrease in interest paid by $0.7 million on our long-term debt and lease liabilities and an increase in inflow on account of working capital changes by $0.1 million.

The profit after tax as adjusted for non-cash and other items, primarily comprised the following: (i) profit after tax of $102.6 million in fiscal 2021 as compared to $116.8 million in fiscal 2020; (ii) unrealized gain on derivative instruments of $4.1 million in fiscal 2021 as compared to an unrealized loss of $4.1 million on derivative instruments in fiscal 2020; (iii) impairment of goodwill of nil in fiscal 2021 as compared to $4.1 million in fiscal 2020; (iv) interest expense of $14.7 million in fiscal 2021 as compared to $16.8 million in fiscal 2020; (v) rent concessions of $0.4 million in fiscal 2021 as compared to nil in fiscal 2020; (vi) depreciation and amortization expense of $62.6 million in fiscal 2021 as compared to $62.9 million in fiscal 2020; (vii) unrealized exchange loss of $8.4 million in fiscal 2021 as compared to $0.0 million in fiscal 2020; (viii) income tax expense (current tax and deferred tax) of $30.1 million in fiscal 2021 as compared to $27.2 million in fiscal 2020; (ix) income from marketable securities of $6.4 million in fiscal 2021 as compared to $7.5 million in fiscal 2020 and (x) share-based compensation expense of $38.2 million in fiscal 2021 as compared to $37.5 million in fiscal 2020.

Cash inflow on account of working capital changes was $14.4 million in fiscal 2021 as compared to $14.2 million in fiscal 2020. This was primarily on account of an increase in cash inflow in relation to other assets by $31.3 million and an increase in cash inflow from trade receivables by $18.5 million, partially offset by an increase in cash outflow in relation to contract liabilities by $21.7 million, trade payables by $18.3 million and other liabilities by $9.7 million.

Cash Flows from Investing Activities

Net cash used in investing activities decreased to $92.8 million in fiscal 2021 from $97.0 million in fiscal 2020. This was primarily on account of a net cash inflow from our investments in fixed deposits of $8.9 million in fiscal 2021 as compared to a net cash outflow of $32.7 million in fiscal 2020 towards investments in fixed deposits, cash outflow of $Nil in fiscal 2021 towards payment of deferred consideration for our acquisitions made in fiscal 2017 as compared to $1.7 million in fiscal 2020 and cash outflow of $26.5 million in fiscal 2021 towards the purchase of property and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $27.9 million in fiscal 2020, partially offset by net cash outflow of $75.8 million for the purchase of marketable securities in fiscal 2021 as compared to $37.4 million in fiscal 2020 and lower cash inflow from income on marketable securities of $0.5 million in fiscal 2021 as compared to $2.7 million in fiscal 2020.

Cash Flows from Financing Activities

Net cash used in financing activities increased to $117.8 million in fiscal 2021 from $111.7 million in fiscal 2020. This was primarily on account of an increase in cash outflow towards share repurchases of $78.6 million in fiscal 2021 as compared to $63.7 million in fiscal 2020; an increase in cash outflow of $23.1 million towards the principal payment of lease liabilities in fiscal 2021 as compared to $20.8 million in fiscal 2020 and a decrease in cash inflow from excess tax benefit on share-based compensation expense of $0.7 million in fiscal 2021 as compared to $1.0 million in fiscal 2020, partially offset by a decrease in cash outflow towards repayment of long-term debt of $16.8 million in fiscal 2021 as compared to $28.2 million in fiscal 2020.

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

In fiscal 2019, we purchased 1,101,300 ADSs in the open market for a total consideration of $56.4 million (including transaction costs). We also paid $0.1 million towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs. We received authorization from our Board of Directors to cancel, and cancelled, 4.4 million ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2020, we purchased 1,098,700 ADSs in the open market for a total consideration of $63.7 million (including transaction costs). We also received authorization from our Board of Directors to cancel, and we cancelled, 2.2 million ADSs that were held as treasury shares for an aggregate cost of $120.1 million. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $119.9 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2021, we paid $0.1 million towards cancellation fees for ADSs in relation to the repurchase of 1.1 million ADSs in fiscal 2020. In fiscal 2021, we purchased the remaining 1,100,000 ADSs in the open market for a total consideration of $78.6 million (including transaction costs) and completed the authorized repurchases under the above-mentioned share repurchase program of 3.3 million of our ADSs at an average price of $60.19 per ADS. We funded the repurchases under the repurchase program with cash on hand. The shares underlying the repurchased ADSs are held as treasury shares.

In fiscal 2021, our shareholders authorized a new share repurchase program for the repurchase of up to 3.3 million of our ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the repurchase with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

New Accounting Pronouncements Not Yet Adopted by our Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2021 or later periods. Those which are considered to be relevant to our operations are set out below.

i.

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” regarding the ‘Classification of Liabilities as Current or Non-current’. The amendments in Classification of Liabilities as Current or Non-current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position, and not the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. The amendments:

•

clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least 12 months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The above amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Early application is permitted.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

ii.

In January 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment” regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. These amendments:

•

prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and

•	require an entity to recognize the proceeds from selling such items, and the cost of producing those items, in profit or loss.

An entity is required to apply the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

iii.

In May 2020, the IASB issued amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. These amendments:

•	specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’; and

•

state that costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour or materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

An entity is required to apply the amendments to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not required to be restated. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

iv.

In August 2020, the IASB issued amendments to “Interest Rate Benchmark Reform — Phase 2” in relation to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. These amendments:

•

introduce a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis) whereby the modification is accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting applying IFRS 16.

•

state that the hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements.

•

require disclosures to allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition, the amendments require that an entity discloses information about:

•	how the transition from interest rate benchmarks to alternative benchmark rates is managed, the progress made at the reporting date, and the risks arising from the transition;

•

quantitative information about non-derivative financial assets, non-derivative financial liabilities and derivatives that continue to reference interest rate benchmarks subject to the reform, disaggregated by significant interest rate benchmark; and

•	to the extent that the IBOR reform has resulted in changes to an entity’s risk management strategy, a description of these changes and how is the entity managing those risks.

The amendments are effective for annual periods beginning on or after January 1, 2021. Early application is permitted. Restatement of prior periods is not required; however, an entity may restate prior periods if, and only if, it is possible without the use of hindsight.

On March 5, 2021, the Financial Conduct Authority announced an extension of retirement date of certain US dollar LIBOR, including 3-month US dollar LIBOR, till June 30, 2023. One of our existing loan is linked to 3-month US dollar LIBOR and the loan is scheduled to be fully paid off by March 2022.

Accordingly, we do not anticipate any impact of these amendments on our consolidated financial statements.

v.

In February 2021, the IASB issued “Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) in relation to the determining which accounting policies to be disclosed in the financial statements. These amendments:

•	require an entity to disclose its material accounting policy information instead of its significant accounting policies.

•

clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; and also clarifies if users of an entity’s financial statements would need it to understand other material information in the financial statements;

•	clarify that accounting policy information is material; and

•	the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

vi.	In February 2021, the IASB issued “Disclosure of Accounting Estimates (Amendments to IAS 8) in relation to distinction between accounting policies and accounting estimates. These amendments:

•	replace the definition of change in accounting estimates with a definition of accounting estimate as “monetary amounts in financial statements that are subject to measurement uncertainty;

•

clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors;

•

state that a change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. It also requires that the effect of the change relating to the current period is recognised as income or expense in the current period and the effect, if any, on future periods is recognised as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at March 31, 2021) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon (1)(2)	67	Non-Executive Chairman
Gareth Williams (2)(3)	68	Director
Jason Liberty (4)	45	Director
John Freeland (1)(2)	67	Director
Keshav R. Murugesh	57	Director and Group Chief Executive Officer
Michael Menezes (5)	68	Director
Françoise Gri (1)(6)	63	Director
Keith Haviland (4)	62	Director
Mario P. Vitale (4)	65	Director
Executive Officers
Keshav R. Murugesh	57	Group Chief Executive Officer
Sanjay Puria	48	Group Chief Financial Officer
Gautam Barai	46	Chief Operating Officer
Swaminathan Rajamani	44	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Compensation Committee
(4)	Member of our Audit Committee.
(5)	Chairman of our Audit Committee.
(6)	Chairman of our Nominating and Corporate Governance Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. In January 2014 he was appointed as the Non-Executive Chairman of the Board. He is currently a member of the Board of Directors, a member of the Audit and Risk Committee and of the Compensation Committee of HealthEquity, Inc., and Chairman of the Cybersecurity Committee. Mr. Dillon is also a member of the Board of Directors at Datto Inc., and Chairman of its Audit Committee. Mr. Dillon was a member of the Board of Directors and Chairman of the Audit and Finance Committee of Williams-Sonoma, Inc from May 2005 until May 2017. He also served as a member of the Board of Directors of NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. During his career, Mr. Dillon held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President - Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in economics. The business address of Mr. Dillon is 5872 Cottage Ridge Road, Santa Rosa, CA 95403, USA.

Gareth Williams was appointed to our Board of Directors in January 2014. Presently, Mr. Williams serves as a member of the Board of Trustees of Cicely Saunders International, a charity that funds research and education on palliative care. Mr. Williams also served as an independent director of SAGA plc until December 2020. He served as a Chairman of YSC until November 2017. He also served as a member of the Board of YSC from 2013 to 2017. He also served as the advisor to the Chief Executive Officer of Diageo plc until June 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University. The business address of Mr. Williams is High Tees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, United Kingdom.

John Freeland was appointed to our Board of Directors in September 2014. Currently, Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc, Chairman and founder of JF Manufacturing LLC and the founder of JF Fitness of North America. He is on the Board of Trout River Lumber, LLC and Scout Logic, Inc. He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the Chief Executive Officer of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President – Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. Presently, he is an Executive Council member of the National Association of Software and Service Companies (“NASSCOM”). He is also Co-President as well as Charter Member of the Board of Trustees for TiE Mumbai, which is a non-profit organisation focusing on fostering entrepreneurship though mentoring, networking, funding and incubation. Previously, he held the position of Chairman and a Director at the Data Security Council of India, a not-for-profit, industry body on data protection in India set up by NASSCOM (from 2019 to 2020) and Vice-Chairman of the Executive Council of NASSCOM . He was the Chairman of the Audit Committee of NASSCOM (from 2017 to 2018) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry – Western India’s Education Committee (from 2017-to 2018). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400079, India.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as an Executive-in-Residence to the Master of Business Administration students at Ryerson University in Toronto on a voluntary basis. He is the President of Acumentor Inc. a sole proprietary business engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada and an advisor to Fairfax India. He was also Chief Financial Officer, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as Chief Executive Officer and Chief Financial Officer in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the Chief Financial Officer for ONIC (Holding), Chief Executive Officer of ITC Agro Tech Ltd., India, apart from holding various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and qualified as a Member of the Institute of Chartered Accountants of India. The business address of Mr. Menezes is LPH 02, Landmark 2, 7825 Bayview Avenue, Thornhill, Ontario, Canada, L3T 7N2.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President – France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in various executive positions, being at last as the President and Country GM for IBM France. She is a chairperson of INSEEC U, which is a private multidisciplinary higher education and research institution, and a member of the Board of Directors and chairperson of the Risk Committee at Credit Agricole. She is also on the board of Credit Agricole Investment Banking and an independent lead director at Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France. The business address of Ms. Gri is 25, Rue des Vaussourds, 92500 Rueil Malmaison, France.

Keith Haviland was appointed to our Board of Directors in July 2017. He brings 35 years of global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a key founder of their offshore business model and global delivery network for their Technology Services later becoming responsible for all client –facing technology. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services services and a member of their Global Leadership Council. Currently, Keith is an Emmy nominated film producer and the founder of Haviland Digital Limited, a company dedicated to creating award-winning intelligent film, television and digital media. He also serves on the board of Mission Control Productions Limited, Mirabilis Technology Services Limited, Caravan Media Limited, Haviland Digital Co-Productions Limited, 35 Yard Development Limited and Tin Goose Films Ltd. Mr. Haviland received a Master of Arts degree from Gonville and Caius College, Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Liveryman of the Worshipful Company of Information Technologists. The business address of Mr. Haviland is 8 Albany Park Road, Kingston Upon Thames, London, KT2 5SW, United Kingdom.

Mario P. Vitale was appointed to our Board of Directors in October 2017. He has over 40 years of experience in the insurance industry. Currently, Mario serves as the Chief Executive Officer of Resilience Cyber Insurance Solutions, a startup of a cyber insurance platform for insurance, a member of the advisory board of Kalepa Insurance and Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He also serves as the Trustee of St John’s University College of Insurance and the Director of Growthsource Academy, a non-profit organization. Most recently, he was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is 3440 Thornbury Ln Bonita Springs, Florida 34134, United States.

Jason Liberty was appointed to our Board of Directors in February 2020. Mr. Liberty brings over 21 years of finance experience and deep domain expertise in the travel and leisure vertical. Currently, Mr. Liberty is the Executive Vice President and Chief Financial Officer for Royal Caribbean Cruises Ltd. He is responsible for overseeing their finance and accounting, strategic planning, information technology, supply chain, port operations, legal and risk management functions. Before joining Royal Caribbean Cruises Ltd. in 2005, he was a senior manager with KPMG, LLP. The business address of Mr. Liberty is 1050, Caribbean Way, Miami FL33131.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance, information technology and procurement services functions. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 22 years of experience, out of which over 18 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is also a co-convenor for Confederation of Indian Industry Maharashtra State Panel on Finance, Taxation and Corporate Governance. A not-profit organisation, which works to create an environment conducive to the development of India through advisory and consultative processes.Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Gautam Barai serves as our Chief Operating Officer. He is based out of Mumbai and is responsible for operations,sales, client relations, technology and capability creation across the organization. He began his tenure at WNS leading operations for the Aviva business in 2009, and helped to grow our insurance vertical before becoming the leader of the banking and financial services, insurance and healthcare business units. Most recently he was Chief Business Officer at WNS from May 2018 to January 2019. Prior to joining WNS, Mr. Barai was Senior Vice President - Business Executive Operations at Bank of America. Prior to Bank of America, he served as Senior Vice President and Head of BPO at Countrywide Financial Corporation. At Countrywide, he was instrumental in setting up and managing BPO operations in both India and Costa Rica. He holds Masters of Business Administration degrees from Columbia University and London Business School. The business address of Mr. Barai is Gate 4, Godrej & Boyce Complex, Pirojshahnagar, Vikhroli (West), Mumbai 400079, India.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s Human Resources function and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. He has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is No. 143, Campus 1A, RMZ Millenia Business Park North Veeranam Rd, Perungudi, Kandanchavadi, Chennai, Tamil Nadu.

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

The Covid-19 pandemic presented us with multiple challenges to overcome in a short span of time at the beginning of the financial year. Given the high levels of uncertainty and its potential impact on our business, it was not possible to set meaningful full year performance targets. It was also critical to have management collectively aligned to successfully navigating this unprecedented situation with clarity and pace. Consequently, the Compensation Committee decided to set quarterly Revenue and ANI targets for the first half and then semi-annual for the remainder of the fiscal year. This enabled us to set what we considered appropriate stretch in the targets given the limited visibility we had and respond with more certain levels of performance ambition as management worked through the operational challenges with clients and reengineered the ways of working inside the organization.

This approach:

•	Enabled the leadership to demonstrate impressive agility and work towards protecting client businesses and shareholder interests.

•	Refocused the organization to ensure we were able to deliver robust financial outcomes.

•	Clarified the right strategic and operational priorities to enable the business to emerge stronger for the future.

The outcomes have been:

•	Our leadership team and organization delivering operational excellence throughout the fiscal year
•	Excellent and responsive service to our Clients through new operating models which required very high levels of home working in all our delivery locations.
•	Robust financial outcomes on revenue, profit and cash
•	A strong platform for ambitious growth and performance in fiscal 2022.

These outcomes have been accomplished while maintaining constant attention to the health and well being of WNS employees across our global operations. The Compensation Committee believes this has been a year of outstanding performance in the most demanding of circumstances.

Benchmarking and Use of Compensation Consultant in Fiscal 2021

During fiscal 2021, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our Group Chief Executive Officer and named executive officers in fiscal 2021 included the following:

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2021.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2020 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2021” below.

Executive Compensation for Fiscal 2021

As a result of the onset of the COVID-19 pandemic, we decided to not give any cash compensation increase across our company until we had a clearer picture of the likely impact of the pandemic on our business and 2021 financial results. There were no changes made to the base salary and target bonus for fiscal 2021.

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Group Chief Executive Officer, Group Chief Financial Officer and other named executive officers for services rendered in fiscal 2021 (excluding grants of RSUs which are described below).

Name	Base salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$724,942	$86,323	$2,602,288	$3,413,552
Sanjay Puria	$305,060	$19,671	$852,089	$1,176,820
Gautam Barai	$314,018	$28,188	$839,921	$1,182,127
Swaminathan Rajamani	$270,825	$17,762	$756,303	$1,044,891

Total	$1,614,846	$151,944	$5,050,600	$6,817,390

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites.”

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers in fiscal 2021 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers base salary:

•

Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised from $769,990 to $846,986 in April 2021. The salary revision was effective February 19, 2021.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was $319,770.

•	Mr. Gautam Barai’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was $337,292.

•	Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was $283,824.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long-term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP) and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2021 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2021. Each of our executive officers’ variable incentive packages for fiscal 2021 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $973,299 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 267.4% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2021 at $319,770 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 266.5% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Barai’s target variable incentive for 2021 at $337,292 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Barai’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP), adjusted gross contribution (non-GAAP), and individual performance objectives. Based on actual performance against these objectives, Mr. Barai earned 249.0% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2021 at $283,824 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 266.5% of his target variable incentive amount on an overall basis.

*

The Compensation Committee took the decision to remove some one-time benefits from the final calculation of the incentive outcome for fiscal 2021. The actual incentive pay-out percentages based on actual achievement of targets set by the Compensation Committee are higher than the pay-out percentages.

Equity Incentive Grants of RSUs

During fiscal 2021, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2021:

Name	Date of grant	Total RSUs granted for fiscal 2021		Weighted average grant date fair value ($) (1)
Keshav R. Murugesh	April 22, 2020	240,150	(2)	38.93
Sanjay Puria	April 22, 2020	27,000	(3)	38.93
Gautam Barai	April 22, 2020	27,300	(3)	38.93
Swaminathan Rajamani	April 22, 2020	22,650	(3)	38.93

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the weighted average grant date fair value of equity-based RSUs granted during the year.
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

Additional perquisites provided to our executive officers in fiscal 2021 are summarized below:

Name	Provident fund	Insurance benefits	Club membership	Tax Reimbursement	Total
Keshav R. Murugesh	$53,756	$7,581	$10,171	$14,815	$86,323
Sanjay Puria	$14,709	$1,595	$—	$3,367	$19,671
Gautam Barai	$23,273	$1,548	$—	$3,367	$28,188
Swaminathan Rajamani	$13,056	$1,339	$—	$3,367	$17,762

Total	$104,795	$12,062	$10,171	$24,916	$151,944

Non-executive Director Compensation for Fiscal 2021

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2021 (excluding grants of RSUs which are described below):

Name	Retainership fees	Retainership fees for Board/Committee Chairman		Total
Adrian T. Dillon	$—	$160,000	(1)	$160,000
Gareth Williams	$70,000	$20,000	(2)	$90,000
John Freeland	$70,000	$—		$70,000
Michael Menezes	$70,000	$30,000	(3)	$100,000
Françoise Gri	$70,000	$15,000	(4)	$85,000
Keith Haviland	$70,000	$—		$70,000
Mario P. Vitale	$70,000	$—		$70,000
Jason Liberty	$70,000	$—		$70,000

Total	$490,000	$225,000		$715,000

Notes:

(1)	Fee paid to Mr. Adrian T. Dillon for serving as Chairman of our Board of Directors in fiscal 2021.
(2)	Fee paid to Mr. Gareth Williams for serving as Chairman of our Compensation Committee in fiscal 2021.
(3)	Fee paid to Mr. Michael Menezes for serving as Chairman of our Audit Committee in fiscal 2021.
(4)	Fee paid to Ms. Françoise Gri for serving as Chairman of our Nominating and Corporate Governance Committee in fiscal 2021.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2021 with a vesting period of one year. No options were granted in fiscal 2021.

Name	Date of grant	Total RSUs granted for fiscal 2021	Grant date fair value ($) (1)
Jason Liberty	April 22,2020	3,203	41.82
	July 15, 2020	2,428	55.14
Adrian T. Dillon	July 15, 2020	4,856	55.14
Françoise Gri	July 15, 2020	2,428	55.14
Gareth Williams	July 15, 2020	2,428	55.14
John Freeland	July 15, 2020	2,428	55.14
Michael Menezes	July 15, 2020	2,428	55.14
Keith Haviland	July 15, 2020	2,428	55.14
Mario P. Vitale	July 15, 2020	2,428	55.14

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

Shares Available for Awards

Subject to certain adjustments set forth in the 2006 Incentive Award Plan, the maximum number of shares that could be issued or awarded under the 2006 Incentive Award Plan was equal to the sum of (x) 8,600,000 shares, (y) any shares that remained available for issuance under our 2002 Stock Incentive Plan (which was adopted on July 3, 2002 and terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminated, expired or lapsed for any reason or were settled in cash on or after the effective date of our 2006 Incentive Award Plan. As at the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which could be subject to awards granted to any one grantee during any calendar year was 500,000 shares and the maximum amount that could be paid to a grantee in cash during any calendar year with respect to cash-based awards was $10,000,000. To the extent that an award terminated or was settled in cash, any shares subject to the award would again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award would not be available for subsequent grant. Except as described below with respect to independent directors, no determination was made as to the types or amounts of awards that would be granted to specific individuals pursuant to the 2006 Incentive Award Plan.

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

Termination or Amendment. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at March 31, 2021, RSUs to purchase an aggregate of 252,698 ordinary shares were outstanding, out of which RSUs to purchase 75,645 ordinary shares were held by all our directors and executive officers as a group. There is no purchase price for the RSUs.

RSU Grants Outside of our Plans: On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the laws of Jersey.

2016 Incentive Award Plan: We adopted our 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. On September 27, 2018, we adopted the first amended and restated 2016 Incentive Award Plan, which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 2.5 million to 3.9 million shares/ADSs, subject to specified adjustments under the plan.On September 24, 2020, we adopted the second amended and restated 2016 Incentive Award Plan which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.9 million to 6.1 million shares/ADSs subject to specific adjustments under the plan.

Shares Available for Awards: Subject to certain adjustments set forth in the 2016 Incentive Award Plan, the maximum number of shares and ADSs, in the aggregate, which may be issued or transferred pursuant to awards under the 2016 Incentive Award Plan is equal to the sum of (x) 6,100,000 shares, and (y) any shares or ADSs which immediately prior to the expiration of the 2006 Incentive Award Plan were available for issuance or transfer as new awards under the 2006 Incentive Award Plan, and (z) any shares or ADSs subject to awards under the 2006 Incentive Award Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the effective date of the 2016 Incentive Award Plan. Immediately prior to the expiration of the 2006 Incentive Award Plan, 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.

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

Outstanding Awards. As at March 31, 2021, RSUs to purchase an aggregate of 2,644,113 ordinary shares were outstanding, out of which RSUs to purchase 1,250,260 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2021, 2020 and 2019 was $43.26, $56.23 and $47.89 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. In fiscal 2021, the total amount accrued by us to provide for pension, retirement or similar benefits was $15.5 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $9.4 million, $9.4 million and $8.6 million in each of fiscal 2021, 2020 and 2019, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $1.8 million, $1.5 million and $1.4 million in each of fiscal 2021, 2020 and 2019, respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $0.9 million, $0.9 million and $0.8 million in each of fiscal 2021, 2020 and 2019, respectively, to the UK pension scheme.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $27,356 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $1.0 million, $1.2 million and $1.4 million in fiscal 2021, 2020 and 2019, respectively, to LIC and ALICPL.

Our Sri Lankan subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

Compensated Absence

Our liability for compensated absences, is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Dillon, Williams, Freeland, Vitale, Haviland Menezes Liberty, and Ms. Gri satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2023;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2024; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2022.

Our directors are classified as follows:

•	Class I: Mr. Gareth Williams, Mr. Mario P. Vitale and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Mr. Michael Menezes; and

•	Class III: Ms. Françoise Gri, Mr. John Freeland and Mr. Jason Liberty.

The appointments of Ms. Gri and Messrs. Freeland and Liberty will expire at the next annual general meeting, which we expect to hold in September 2021. Ms. Gri and Messrs. Freeland and Liberty have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting.

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

Our Board of Directors held five meetings in fiscal 2021.

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messers. Menezes and Liberty serves as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Audit Committee held four meetings in fiscal 2021.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman), John Freeland, Adrian T. Dillon and Ms Francoise Gri. Each of Messrs. Williams, Freeland,Dillon and Ms.Gri satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held four meetings in fiscal 2021.

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

The Nominating and Corporate Governance Committee considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences and occupations.

The Nominating and Corporate Governance Committee held four meetings in fiscal 2021.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held five executive sessions in fiscal 2021.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2021. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2021 are based on an aggregate of 49,402,203 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	85,048	0.172
Gareth Williams	18,366	0.037
John Freeland(2)	38,872	0.079
Keshav R. Murugesh	604,294	1.228
Michael Menezes	14,170	0.029
Jason Liberty	3,203	0.007
Françoise Gri	19,759	0.040
Keith Haviland	11,169	0.023
Mario P. Vitale	7,709	0.016
Executive Officers
Sanjay Puria	35,444	0.072
Swaminathan Rajamani	33,293	0.068
Gautam Barai	39,277	0.080
All our directors and executive officers as a group (12 persons as at March 31, 2021)	910,604	1.84

Notes:

(1)	Of the 85,048 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 38,872 shares beneficially owned by Mr. John Freeland, 17,250 shares are in the form of ADSs.

As at March 31, 2021, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at March 31, 2021:

	RSU Summary
Name	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying unexercised RSUs to be vested within 60 days after Mar 31, 2021	Vesting dates	Number of shares underlying unexercised RSUs held that have not vested
Non-executive Directors
Adrian T. Dillon	—	—	—	4,856
Michael Menezes	—	—	—	2,428
Gareth Williams	—	—	—	2,428
John Freeland	—	—	—	2,428
Francoise Gri	—	—	—	2,428
Keith Haviland	—	—	—	2,428
Mario Vitale	—	—	—	2,428
Jason Liberty	—	3,203	April 22, 2021	2,428
Executive Officers
Keshav R. Murugesh	450,165	142,223	April 25, 2021	401,747
	—	5,902	April 24, 2021	—
	—	6,004	April 22, 2021	—
Sanjay Puria	13,604	20,456	April 25, 2021	53,095
	—	784	April 24, 2021	—
	—	600	April 22, 2021	—
Gautam Barai	12,890	14,292	April 25, 2021	56,049
	—	734	April 24, 2021	—
	—	1,500	April 24, 2021	—
	—	607	April 22, 2021	—
Swaminathan Rajamani	18,116	13,266	April 25, 2021	41,768
	—	508	April 24, 2021	—
	—	900	April 24, 2021	—
	—	503	April 22, 2021	—

Share Ownership Guidelines

In July 2014, our Board of Directors adopted a share ownership policy, which was amended in January 2015 and effective from April 1, 2015, outlining the share ownership guidelines for, among other employees, our directors and executive officers. Our share ownership policy was further amended for other employees and executive officers effective July 2019. We believe that this policy further aligns the interests of our directors and executive officers with the long-term interests of our shareholders and promotes our commitment to sound corporate governance practices.

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

Position	Share Ownership Guidelines
Group Chief Executive Officer	4.0 x annual base salary
Chief Operating Officer	2.0 x annual base salary
Group Chief Financial Officer	2.0 x annual base salary
Chief People Officer	2.0 x annual base salary

Executive officers have five years to achieve the specified ownership level according to the following build-up schedule: achieving a share ownership level equivalent to 5%, 15%, 30%, 60% and 100% of their specified ownership level in the first, second, third, fourth and fifth year, respectively.

For our Group Chief Financial Officer, our Compensation Committee changed the share ownership level from 1.5 times to 2 times his annual base salary. The additional ownership level of 0.5 times his annual base salary was to be attained over the period of five years in the same ratio as outlined above.

For our Chief People Officer, our Compensation Committee changed the share ownership level from 1 time to 2 times his annual base salary. The additional ownership level of 1 time his annual base salary was to be attained over the period of five years in the same ratio as outlined above.

Shares owned by immediate family members and any trust for the benefit only of the executive officer/director or his or her family members are included in the determination of such executive officer/director’s share ownership level.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2021 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 49,402,203 ordinary shares outstanding as at that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	5,284,083	10.70%
FMR LLC (3)	4,710,333	9.53%
Nalanda India Fund Limited (4)	4,122,196	8.34%
Grandeur Peak Global Advisors, LLC (5)	2,561,060	5.18%

Notes:

(1)	Based on an aggregate of 49,402,203 ordinary shares outstanding as at March 31, 2021.
(2)

Information is based on Amendment No.10 to a report on Schedule 13G jointly filed with the Commission on February 12, 2021 by Waddell & Reed Financial, Inc. (“WDR”) and Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of WDR. These shares are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO. The investment advisory contracts grant IICO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of these shares. IICO and WDR are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to IICO.

(3)

Information is based on Amendment No. 18 to a report on Schedule 13G jointly filed with the Commission on February 8, 2021 July 9, 2020 by FMR LLC and Abigail P. Johnson. FMR LLC and Abigail P. Johnson filed Amendment No. 18 to a report on Schedule 13G jointly filed with the Commission on February 8, 2021 reporting beneficial ownership of 4,710,333 shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 18, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the US Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly-owned subsidiary of FMR Co. LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. According to this Amendment No. 18, of these shares, FMR LLC and Abigail P. Johnson each has the sole power to vote or direct the vote over 915,148 shares and the sole power to dispose or direct the disposition of all 4,710,333 shares.

(4)	Information is based on Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2019 by Nalanda India Fund Limited.
(5)	Information is based on Amendment No.1 to a report on Schedule 13G filed with the Commission on February 17, 2021 by Grandeur Peak Global Advisors, LLC (“Grandeur”).

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

WDR reported its percentage ownership of our ordinary shares to be 15.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 8 to a report on Schedule 13G filed with the Commission on February 14, 2019 11.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 9 to a report on Schedule 13G filed with the Commission on February 14, 2020 and 10.6% based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G filed with the Commission on February 12, 2021.

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

•

FMR LLC reported its percentage ownership of our ordinary shares to be9.397% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 15 to a report on Schedule 13G jointly filed with the Commission on February 13, 2019, 9.626% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.16 to a report on Schedule 13G jointly filed with the Commission on February 7, 2020 10.00% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.17 to a report on Schedule 13G jointly filed with the Commission on July 10, 2021 and 9.422% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 18 to a report on Schedule 13G jointly filed with the Commission on February 8, 2021.

•

Grandeur reported its percentage ownership of our ordinary shares to be 5.15% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 17, 2021.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2021, 49,122,862 of our ordinary shares, representing 99.5% of our outstanding ordinary shares, were held as ADSs by Deutsche Bank Trust Company Americas, the depositary for our ADS holders. We are aware of 12 record shareholders being a US citizen or an entity incorporated in the US, including the depository, as at March 31, 2021. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.

Mr. Keshav Murugesh is a member of the Executive Council at NASSCOM. During fiscal 2021, we have paid membership and subscription charges and sponsorship and participation fees for various events conducted by NASSCOM amounting to $60.

Mr. Gareth Williams was a Non-Executive director of SAGA Plc. till December 31, 2021. SAGA Plc. is our client and during fiscal 2021 (till December 31, 2021), we earned a net revenue of $1,038 from this client.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2017 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,007.9 million ($27.5 million based on the exchange rate on March 31, 2021) in additional taxes, including interest of ₹690.9 million ($9.5 million based on the exchange rate on March 31, 2021).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		(₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2003	₹	0.1	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2004	₹	8.1	$(0.1	)(1)	₹	2.2	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	1.2	$(0.1	)(1)
WNS Global Services Private Limited (“WNS Global”)	Fiscal 2006	₹	457.3	$(6.1	)(1)	₹	160.4	$(2.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
WNS Global	Fiscal 2009	₹	55.2	$(0.8	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	8.2	$(0.1	)(1)
WNS Global	Fiscal 2013	₹	423.0	$(5.7	)(1)	₹	137.2	$(1.8	)(1)
WNS Global	Fiscal 2014	₹	480.1	$(6.5	)(1)	₹	257.5	$(3.5	)(1)
WNS Global	Fiscal 2015	₹	258.6	$(3.5	)(1)	₹	94.9	$(1.3	)(1)
WNS Global	Fiscal 2016	₹	195.2	$(2.8	)(1)	₹	18.3	$(0.3	)(1)
WNS Global	Fiscal 2017	₹	57.9	$(0.8	)(1)	₹	—	$—
Total		₹	2,007.9	$(27.5	)(1)	₹	690.9	$(9.5	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2021.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2021, we have provided a tax reserve of ₹774.3 million ($10.6 million based on the exchange rate on March 31, 2021) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹4,180.1 million ($57.2 million based on the exchange rate on March 31, 2021) in additional taxes, including interest of ₹1,417.0 million ($19.4 million based on the exchange rate on March 31, 2021). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹916.4 million ($12.5 million based on the exchange rate on March 31, 2021) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2021, corporate tax returns for fiscal years 2017 and thereafter remain subject to examination by tax authorities in India.

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

In 2021, we received an assessment order from the Indian service tax authority, demanding payment of ₹148.9 million ($2.0 million based on the exchange rate on March 31, 2021) towards service tax for the period April 1, 2014 to June 30, 2017. The tax authorities have rejected input service tax credit on certain types of input services. We have orders of assessment pertaining to similar issues for earlier fiscal years that have been decided in our favor by appellate authorities. We intend to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2021) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

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

B. Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006 under the symbol “WNS”. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2021 was 49,402,203. As at March 31, 2021, there were 49, 122,862 ADSs outstanding (representing 49,122,862 ordinary shares).

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

The address of our secretary, Mourant Secretaries (Jersey) Limited, and share registrar, Mourant Governance Services (Jersey) Limited is 22 Grenville Street, St Helier, Jersey JE4 8PX. Our share register is maintained at the premises of Mourant Governance Services (Jersey) Limited.

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

Share Capital

As at March 31, 2021, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2021, 2020 and 2019, we had 49,402,203 shares (excluding 1,100,000 treasury shares), 49,733,640 shares and 50,051,920 shares (excluding 1,101,300 treasury shares), respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from the issuance of ordinary shares pursuant to our three share-based incentive plans: our 2002 Stock Incentive Plan, our 2006 Incentive Award Plan (as amended and restated) and our 2016 Incentive Award Plan (as amended and restated). Other than pursuant to our incentive award plans, we have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

(1) Stock Purchase Agreement dated as at January 10, 2017 by and among WNS North America Inc. and the Sellers, the Optionholders and the Sellers Representative (each as defined therein).

In January 2017, WNS North America Inc. entered into the stock purchase agreement dated as at January 10, 2017 with the Sellers, the Optionholders and the Sellers Representative (each as defined therein). Under the agreement, we acquired all outstanding shares of Denali, a provider of strategic procurement BPM solutions for a purchase consideration of $38.7 million (including contingent consideration of up to $6.3 million, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $0.5 million payable in the first quarter of fiscal 2018), subject to adjustments for cash and working capital. We have funded the acquisition through a three-year secured term loan with BNP Paribas, Hong Kong, described in item 4 below.

(2) Stock Purchase Agreement and Plan of Merger dated as at March 15, 2017 by and among WNS Global Services Private Limited, WNS North America Inc., WNS Healthcare North America LLC, HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein).

In March 2017, WNS Global Services Private Limited, WNS North America Inc. and WNS Healthcare North America LLC entered into the stock purchase agreement and plan of merger dated as at March 15, 2017 with HealthHelp Holdings, LLC, MTS HealthHelp Inc., the stockholders of MTS HealthHelp Inc., Cherrill Farnsworth and the Sellers’ Representative (as defined therein). Under the agreement, we acquired all ownership interests of HealthHelp, which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68.9 million, subject to adjustments for cash and working capital adjustments of $ 0.6 million and a contingent consideration of up to $8.5 million, payable over a period of two years and dependent on the achievement of revenue targets and continuation of a specified client contract. We have funded the acquisition primarily with a five year term loan with HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK, described in item 5 below.

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

(4) Facility Agreement dated January 18, 2017 between WNS North America Inc. and BNP Paribas, Hong Kong.

In January 2017, WNS North America Inc. obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. WNS North America Inc.’s obligations under the term loan were guaranteed by WNS. The term loan was secured by a pledge of shares of Denali held by WNS North America Inc. and security over substantially all of the assets of WNS North America Inc. The facility agreement for the term loan contained certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matured in January 2020 and the principal has been repaid in six semi-annual instalments. The first five repayment instalments, commencing in July 2017, were $5.65 million each and the sixth and final repayment instalment was $5.75 million.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)		Average(2)		High		Low
2017	₹	64.85	₹	67.01	₹	68.86	₹	64.85
2018		65.11		64.46		65.71		63.38
2019		69.16		69.87		74.33		64.92
2020		75.39		70.89		76.37		68.40
2021		73.14		74.25		76.95		72.37
2022 (until May 7, 2021)		73.27		74.36		75.42		73.27

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
December 2020	74.03	73.01
January 2021	73.50	72.84
February 2021	73.92	72.38
March 2021	73.45	72.37
April 2021	75.42	73.29
May 2021 (until May 7, 2021 )	73.82	73.27

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2017	£0.80	£0.77	£0.83	£0.68
2018	0.71	0.75	0.81	0.70
2019	0.77	0.76	0.80	0.70
2020	0.80	0.79	0.87	0.75
2021	0.73	0.77	0.82	0.71
2022 (until May 7, 2021)	0.72	0.72	0.73	0.72

Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
December 2020	0.76	0.73
January 2021	0.74	0.73
February 2021	0.73	0.71
March 2021	0.73	0.71
April 2021	0.73	0.72
May 2021 (until May 7, 2021)	0.72	0.71

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

The following discussion describes certain material US federal income tax consequences to US Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to US Holders that hold the ADSs or ordinary shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the tax laws of the US as in effect on the date of this annual report and on US Treasury regulations in effect or, in some cases, proposed, as at the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Alternatively, if the ADSs are “marketable stock” (as defined below), you can avoid taxation under the unfavorable PFIC rules described above in respect of the ADSs by making a mark-to-market election in respect of the ADSs by the due date (determined with regard to extensions) for your tax return in respect of your first taxable year during which we are treated as a PFIC. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income in each of your taxable years during which we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as at the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as at the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. Further, distributions would be taxed as described above under “— Distributions,” except the preferential dividend rates with respect to “qualified dividend income” would not apply. You will not be required to recognize mark-to-market gain or loss in respect of your taxable years during which we were not at any time a PFIC.

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 43.5% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2021 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2021, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $25.6 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $21.3 million in fiscal 2021, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $6.6 million in fiscal 2021, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $2.7 million in fiscal 2021. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2021 by approximately $33.3 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand in fiscal 2021 by approximately $4.7 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso in fiscal 2021 by approximately $10.2 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix of fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. The amounts outstanding under the swap agreements as at March 31, 2021 aggregated to $16.8 million.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, the effectiveness of our disclosure controls and procedures as at the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2021, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2021, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2021, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2021, has been audited by Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”), an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

WNS (Holdings) Limited

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2021, and our report dated May 14, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ GRANT THORNTON BHARAT LLP (formerly “GRANT THORNTON INDIA LLP”)

Mumbai, India
May 14, 2021

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Michael Menezes (Chairman), Keith Haviland, Mario P. Vitale and Jason Liberty. Each of Messrs. Menezes, Haviland, Vitale, and Liberty is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Messers. Menezes and Liberty qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”) served as our independent public accountant for fiscal 2021. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”) and Grant Thornton member firms for fiscal 2021 and 2020.

	Fiscal
	2021	2020
Audit fees	$614,170	$628,000
Audit-related fees	9,000	2,000
Tax fees	22,260	22,260

Total	$645,430	$652,260

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

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”) and Grant Thornton member firms during the last fiscal year have been pre-approved by our Audit Committee.

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

In fiscal 2019, we purchased 1,101,300 ADSs in the open market for a total consideration of $56.4 million (including transaction costs of $0.01 million). We also paid $0.1 million towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs. We received authorization from our Board of Directors to cancel, and cancelled, 4.4 million ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2020, we purchased 1,098,700 ADSs in the open market for a total consideration of $63.7 million (including transaction costs $0.01 million) under the above-mentioned share repurchase program.

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

In fiscal 2021, we paid $0.1 million towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs in fiscal 2020. In fiscal 2021, we purchased the remaining 1,100,000 ADSs in the open market for a total consideration of $78.6 million (including transaction costs of $0.01 million) and completed the above-mentioned share repurchase program, which was authorized in March 2018. We funded the repurchases under the repurchase program with cash on hand. The shares underlying the repurchased ADSs are held as treasury shares.

In fiscal 2021, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the repurchase with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

The table below sets forth the details of ADSs repurchased during fiscal 2021, 2020, 2019 and 2018 under the above mentioned share repurchase programs:

Period	No. of ADSs Purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $50 per ADS)
April 1 to April 30, 2017	—	—	—	55,000
May 1 to May 31, 2017	—	—	—	55,000
June 1 to June 30, 2017	—	—	—	55,000
July 1 to July 31, 2017	—	—	—	55,000
August 1 to August 31, 2017	425,081	35.21	425,081	33,746
September 1 to September 30, 2017	454,458	36.02	454,458	11,023
October 1 to October 31, 2017	220,461	37.15	220,461	—

Period	No. of ADSs Purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $100 per ADS)
April 1 to April 30, 2018	—	—	—	$330,000
May 1 to May 31, 2018	120,500	50.09	120,500	317,950
June 1 to June 30, 2018	329,800	52.44	329,800	284,970
July 1 to July 31, 2018	408,142	50.64	408,142	244,156
August 1 to August 31, 2018	241,558	50.86	241,558	220,000
September 1 to September 30, 2018	—	—	—	220,000
October 1 to October 31, 2018	—	—	—	220,000
November 1 to November 30, 2018	—	—	—	220,000
December 1 to December 31, 2018	—	—	—	220,000
January 1 to January 31, 2019	—	—	—	220,000
February 1 to February 28, 2019	1,300	51.00	1,300	219,870
March 1 to March 31, 2019	—	—	—	219,870
April 1 to April 30, 2019	—	—	—	$219,870
May 1 to May 31, 2019	224,740	55.99	224,740	197,396
June 1 to June 30, 2019	577,482	58.30	577,482	139,648
July 1 to July 31, 2019	238,151	58.95	238,151	115,833
August 1 to August 31, 2019	—	—	—	115,833
September 1 to September 30, 2019	58,327	58.89	58,327	110,000
October 1 to October 31, 2019	—	—	—	110,000
November 1 to November 30, 2019	—	—	—	110,000
December 1 to December 31, 2019	—	—	—	110,000
January 1 to January 31, 2020	—	—	—	110,000
February 1 to February 28, 2020	—	—	—	110,000
March 1 to March 31, 2020	—	—	—	110,000
April 1 to April 30, 2020	—	—	—	110,000
May 1 to May 31, 2020	—	—	—	110,000
June 1 to June 30, 2020	—	—	—	110,000
July 1 to July 31, 2020	—	—	—	110,000
August 1 to August 31, 2020	—	—	—	110,000
September 1 to September 30, 2020	—	—	—	110,000
October 1 to October 31, 2020	—	—	—	110,000
November 1 to November 30, 2020	283,799	66.91	283,799	81,620
December 1 to December 31, 2020	121,485	69.40	121,485	69,471
January 1 to January 31, 2021	178,044	68.74	178,044	51,667
February 1 to February 28, 2021	455,836	75.23	455,836	6,083
March 1 to March 31, 2021	60,836	75.65	60,836	—
Total	3,300,000	60.19	3,300,000	$—

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our Corporate Governance Guidelines were last amended in February, 2019. We have posted our amended Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Adrian T. Dillon, John Freeland and Gareth Williams and Ms. Françoise Gri are members of our Board of Directors and they serve on our Nominating and Corporate Governance Committee and Compensation Committee. Messrs. Michael Menezes, Keith Haviland, Mario P. Vitale and Jason Liberty serve on our Audit Committee. Each of Messrs. Dillon, Freeland, Menezes, Liberty, Williams, Haviland and Vitale and Ms. Gri satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2021 and 2020

•	Consolidated Statements of Income for the years ended March 31, 2021, 2020 and 2019

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2021, 2020 and 2019

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2021, 2020 and 2019

•	Consolidated Statements of Cash Flows for the years ended March 31, 2021, 2020 and 2019

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADRs, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended.**

4.1	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.2	Form of the First Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2018.

4.3	Form of the Second Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-3295 ), as furnished to the Commission on August 21, 2020.

4.4	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.5	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.6	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.7	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10 th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.8	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11thfloors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.9	Lease Deed dated December 16, 2020 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park.**

4.10	Leave and License Agreement dated Feb 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10.**

4.11	Leave and License Agreement dated Feb 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5.**

4.12	Leave and License Agreement dated Feb 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11.**

4.13	Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK - incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”), independent registered public accounting firm.**

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 14, 2021

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

WNS (Holdings) Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 14, 2021 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Measurement of the provision for income tax exposures

Description of Matter:

The Company operates in various countries and is subject to income taxes in multiple tax jurisdictions, with complexities of transfer pricing, changing tax laws, and inter-company financing transactions, and is involved in various tax cases with respective tax authorities. Uncertainties arise primarily from certain ongoing tax litigations in the Indian jurisdiction. As described in Note 25 to the consolidated financial statements, the Company has recognized provisions in respect of uncertain tax positions aggregating $ 10,591 thousand as at March 31, 2021

We identified measurement of provisions for the aforesaid income tax exposures as a critical audit matter, as the amounts involved are material, and the determination of provision for taxes requires the Company to make judgments on tax issues and develop estimates regarding the Company’s exposure to tax risks. Further, auditing management judgments on whether the tax positions are probable of being sustained in tax assessments involves a high degree of subjectivity.

How the matter was addressed in our audit:

The primary procedures we performed to address this critical audit matter included the following, among others:

•	Obtained an understanding of the management’s process for estimating provision for taxes including assessment of uncertain tax positions.

•

Tested the design and effectiveness of management’s controls over completeness of records of uncertain tax positions, and those related to interpretation of tax laws and its application in the estimation of tax liabilities including uncertain tax positions.

•	Involved individuals with specialized skills and knowledge who assisted in:

¡	inspection of correspondences, assessment and settlement orders with applicable tax authorities;

¡	evaluation of the Company’s interpretation of tax laws and its potential impact on uncertain tax positions; and

¡	evaluation of the assumptions used to determine tax provisions.

•	Evaluated the adequacy of disclosures given in the consolidated financial statements, in accordance with the applicable accounting standards.

/s/ GRANT THORNTON BHARAT LLP (formerly “GRANT THORNTON INDIA LLP”)

We have served as the Company’s auditor since 2011.

Mumbai, India
May 14, 2021

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2021	March 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	5	$105,633	$96,929
Investments	6	203,676	125,641
Trade receivables, net	7	83,118	89,772
Unbilled revenue	7	66,403	57,983
Funds held for clients		12,139	15,833
Derivative assets	14	7,974	13,198
Contract assets	20	7,753	7,479
Prepayments and other current assets	8	23,211	21,999

Total current assets		509,907	428,834
Non-current assets:
Goodwill	9	123,979	121,304
Intangible assets	10	65,141	70,100
Property and equipment	11	52,272	56,984
Right-of-use assets	12	166,766	159,098
Derivative assets	14	1,749	2,095
Deferred tax assets	25	33,022	28,942
Investments	6	85,875	80,135
Trade receivables, net	7	269	—
Contract assets	20	27,136	28,885
Other non-current assets	8	40,032	35,952

Total non-current assets		596,241	583,495

TOTAL ASSETS		$1,106,148	$1,012,329

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$28,015	$29,333
Provisions and accrued expenses	16	23,933	28,983
Derivative liabilities	14	4,491	9,575
Pension and other employee obligations	15	82,586	76,857
Current portion of long-term debt	13	16,748	16,674
Contract liabilities	17	12,685	10,281
Current taxes payable	25	1,489	3,312
Lease liabilities	12	26,027	23,431
Other liabilities	18	11,492	7,393

Total current liabilities		207,466	205,839
Non-current liabilities:
Derivative liabilities	14	2,037	3,880
Pension and other employee obligations	15	19,589	12,999
Long-term debt	13	—	16,748
Contract liabilities	17	16,645	20,073
Lease liabilities	12	165,880	155,461
Other non-current liabilities	18	211	164
Deferred tax liabilities	25	10,228	10,055

Total non-current liabilities		214,590	219,380

TOTAL LIABILITIES		$422,056	$425,219

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,502,203 shares and 49,733,640 shares each as at March 31, 2021 and March 31, 2020, respectively)	19	7,977	7,874
Share premium		227,708	187,268
Retained earnings		688,957	586,340
Other components of equity		(161,987)	(194,372)

Total shareholder’s equity, including shares held in treasury		762,655	587,110

Less: 1,100,000 shares as at March 31, 2021 and Nil shares as at March 31, 2020, held in treasury, at cost	19	(78,563)	—

Total shareholders’ equity		684,092	587,110

TOTAL LIABILITIES AND EQUITY		$1,106,148	$1,012,329

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2021	2020	2019
Revenue	20	$912,643	$928,258	$809,120
Cost of revenue	21	587,205	583,920	518,236

Gross profit		325,438	344,338	290,884
Operating expenses:
Selling and marketing expenses	21	49,613	52,802	44,573
General and administrative expenses	21	126,295	128,592	115,261
Foreign exchange loss/(gain), net		754	(3,382)	(4,495)
Impairment of goodwill	9	—	4,085	—
Amortization of intangible assets	10	13,722	15,653	15,783

Operating profit		135,054	146,588	119,762
Other income, net	23	(12,464)	(14,375)	(14,594)
Finance expense	22	14,827	17,011	3,204

Profit before income taxes		132,691	143,952	131,152
Income tax expense	25	30,074	27,183	25,719

Profit after tax		$102,617	$116,769	$105,433

Earnings per ordinary share	26

Basic		$2.06	$2.35	$2.10

Diluted		$1.97	$2.24	$2.02

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2021	2020	2019
Profit after tax		$102,617	$116,769	$105,433
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax		(1,164)	(610)	(104)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain		2,684	8,717	13,582
Net change in time value of option contracts designated as cash flow hedges		(1,204)	(2,919)	(2,484)
Reclassification to profit or loss		(3,555)	(13,409)	(486)
Foreign currency translation gain/(loss)		36,713	(42,196)	(37,230)
Income tax (expense)/benefit relating to above	25	(1,089)	2,939	(1,877)

		$33,549	$(46,868)	$(28,495)

Total other comprehensive inome/(loss), net of taxes		$32,385	$(47,478)	$(28,599)

Total comprehensive income		$135,002	$69,291	$76,834

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)

					Other components of equity
					Foreign
					currency	Cash flow				Total shareholders’ equity
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares
	Number	Par value	premium	earnings	reserve	reserve	Adjustments	Number	Amount
Balance as at March 31, 2018	54,834,080	$8,533	$371,764	$364,424	$(117,965)	$(20)	$2,451	4,400,000	$(134,231)	$494,956
Adoption of IFRS 9 (net of tax)	—	—	—	2,777	—	(2,761)	—	—	—	16
Adoption of IFRS 15 (net of tax)	—	—	—	5,511	—	—	—	—	—	5,511
Balance as at April 1, 2018	54,834,080	8,533	371,764	372,712	(117,965)	(2,781)	2,451	4,400,000	(134,231)	500,483
Shares issued for exercised options and RSUs (Refer Note 24)	719,140	96	(96)	—	—	—	—	—	—	—
Cancellation of treasury shares (Refer Note 19)	(4,400,000)	(573)	(133,658)	—	—	—	—	(4,400,000)	134,231	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	1,101,300	(56,417)	(56,417)
Share-based compensation expense (Refer Note 24)	—	—	30,305	—	—	—	—	—	—	30,305
Excess tax benefits relating to share-based options and RSUs (Refer Note 25)	—	—	1,214	—	—	—	—	—	—	1,214

Transactions with owners	(3,680,860)	(477)	(102,235)	—	—	—	—	(3,298,700)	77,814	(24,898)

Profit after tax	—	—	—	105,433	—	—	—	—	—	105,433
Other comprehensive (loss)/income, net of taxes	—	—	—	—	(37,230)	8,735	(104)	—	—	(28,599)

Total comprehensive income/(loss) for the period	—	—	—	105,433	(37,230)	8,735	(104)	—	—	76,834

Balance as at March 31, 2019	51,153,220	$8,056	$269,529	$478,145	$(155,195)	$5,954	$2,347	1,101,300	$(56,417)	$552,419

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)

					Other components of equity
					Foreign
					currency	Cash flow				Total shareholders’ equity
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount
Balance as at March 31, 2019	51,153,220	$8,056	$269,529	$478,145	$(155,195)	$5,954	$2,347	1,101,300	$(56,417)	$552,419
Adoption of IFRS 16 (net of tax)	—	—	—	(8,574)	—	—	—	—	—	(8,574)
Balance as at April 1, 2019	51,153,220	8,056	269,529	469,571	(155,195)	5,954	2,347	1,101,300	(56,417)	543,845
Shares issued for exercised options and RSUs (Refer Note 24)	780,420	99	(99)	—	—	—	—	—	—	—
Cancellation of treasury shares (Refer Note 19)	(2,200,000)	(281)	(119,873)	—	—	—	—	(2,200,000)	120,154	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	1,098,700	(63,737)	(63,737)
Share-based compensation expense (Refer Note 24)	—	—	37,520	—	—	—	—	—	—	37,520
Excess tax benefits relating to share-based options and RSUs (Refer Note 25)	—	—	191	—	—	—	—	—	—	191

Transactions with owners	(1,419,580)	(182)	(82,261)	—	—	—	—	(1,101,300)	56,417	(26,026)

Profit after tax	—	—	—	116,769	—	—	—	—	—	116,769
Other comprehensive loss, net of taxes	—	—	—	—	(42,196)	(4,672)	(610)	—	—	(47,478)

Total comprehensive income/(loss) for the period	—	—	—	116,769	(42,196)	(4,672)	(610)	—	—	69,291

Balance as at March 31, 2020	49,733,640	$7,874	$187,268	$586,340	$(197,391)	$1,282	$1,737	—	$—	$587,110

					Other components of equity
					Foreign
					currency	Cash flow				Total shareholders’ equity
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount
Balance as at April 1, 2020	49,733,640	$7,874	$187,268	$586,340	$(197,391)	$1,282	$1,737	—	$—	$587,110
Shares issued for exercised options and RSUs (Refer Note 24)	768,563	103	(103)	—	—	—	—	—	—	—
Transaction charges on cancellation of treasury shares (Refer Note 19)	—	—	(55)	—	—	—	—	—	—	(55)
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	1,100,000	(78,563)	(78,563)
Share-based compensation expense (Refer Note 24)	—	—	38,230	—	—	—	—	—	—	38,230
Excess tax benefits relating to share-based options and RSUs (Refer Note 25)	—	—	2,368	—	—	—	—	—	—	2,368

Transactions with owners	768,563	103	40,440	—	—	—	—	1,100,000	(78,563)	(38,020)

Profit after tax	—	—	—	102,617	—	—	—	—	—	102,617
Other comprehensive income/(loss), net of taxes	—	—	—	—	36,713	(3,164)	(1,164)	—	—	32,385

Total comprehensive income/(loss) for the period	—	—	—	102,617	36,713	(3,164)	(1,164)	—	—	135,002

Balance as at March 31, 2021	50,502,203	$7,977	$227,708	$688,957	$(160,678)	$(1,882)	$573	1,100,000	$(78,563)	$684,092

WNS (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

		Year ended March 31,
	Notes	2021	2020	2019
Cash flows from operating activities:
Profit after tax		$102,617	$116,769	$105,433
Adjustments to reconcile profit after tax to net cash generated from operating activities:
Depreciation and amortization		62,645	62,873	36,117
Impairment of goodwill	9	—	4,085	—
Share-based compensation expense		38,230	37,520	30,305
Amortization of debt issue cost		126	231	360
Allowances for expected credit losses (“ECL”)		924	712	659
Unrealized exchange loss/(gain), net		8,383	44	(2,441)
Income tax expense		30,074	27,183	25,719
Interest expense		14,701	16,780	2,844
Interest income		(3,702)	(3,840)	(2,556)
Income from marketable securities		(6,352)	(7,547)	(7,979)
Loss/(gain) on sale of property and equipment		67	(23)	25
Deferred rent		—	(2)	1,578
Rent concession		(416)	—	—
Excess tax benefit from share-based compensation expense		(729)	(998)	(1,260)
Unrealized (gain)/loss on derivative instruments		(4,145)	4,110	(372)
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue		4,994	(13,483)	(14,822)
Other assets		7,174	(24,154)	(17,340)
Trade payables		(4,412)	13,876	(585)
Contract liabilities		(2,687)	19,017	8,714
Other liabilities		9,288	18,991	8,279

Cash generated from operating activities before interest and income taxes		256,780	272,144	172,678
Income taxes paid		(33,535)	(31,180)	(22,992)
Interest paid		(14,454)	(15,180)	(2,521)
Interest received		4,935	2,837	2,489

Net cash provided by operating activities		213,726	228,621	149,654

Cash flows from investing activities:
Acquisition of HotelBeds Group S.L.U (“HotelBeds”)	4(a)	—	—	(233)
Payment of contingent considerations in relation to acquisitions	4(b&c)	—	(1,745)	(6,922)
Government grants repaid		—	—	(200)
Payment for property and equipment and intangible assets		(26,530)	(27,860)	(32,292)
Proceeds from sale of property and equipment		189	82	120
Investment in fixed deposits		(73,736)	(75,977)	(27,899)
Proceeds from maturity of fixed deposits		82,592	43,258	31,336
Investment in marketable securities (long-term)		—	—	(78,823)
Marketable securities (purchased)/sold, net (short-term)		(75,797)	(37,410)	42,037
Profit on sale of marketable securities		505	2,657	1,497
Dividends received		—	—	32
Investment in mutual funds		—	(118)	—
Proceeds from redemption of mutual funds		—	125	—

Net cash used in investing activities		(92,777)	(96,988)	(71,347)

Cash flows from financing activities:
Payment for repurchase of shares		(78,563)	(63,737)	(56,417)
Transaction charges on cancellation of treasury shares		(55)	—	—
Repayment of long-term debt		(16,800)	(28,200)	(28,100)
Principal payment for lease liabilities		(23,073)	(20,793)	—
Excess tax benefit from share-based compensation expense		729	998	1260

Net cash used in financing activities		(117,762)	(111,732)	(83,257)

Exchange difference on cash and cash equivalents		5,517	(8,416)	(9,435)
Net change in cash and cash equivalents		8,704	11,485	(14,385)
Cash and cash equivalents at the beginning of the year		96,929	85,444	99,829

Cash and cash equivalents at the end of the year		$105,633	$96,929	$85,444

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$3,036	$6,314	$6,114
(ii) Release of restricted cash, held in escrow	4(d)	—	1,535	1,535

See accompanying notes.

Reconciliation of liabilities arising from financing activities as at March 31, 2021 and March 31, 2020 is as follows*:

			Non-cash changes
	Opening balance April 1, 2020	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2021
Long-term debt (including current portion)	$33,422	$(16,800)	$126	$16,748

			Non-cash changes
	Opening balance April 1, 2019	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2020
Long-term debt (including current portion)	$61,391	$(28,200)	$231	$33,422

*For reconciliation of lease liabilities Refer Note 12.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Sydney (Australia), Canada, Dubai (United Arab Emirates), Germany, London (UK), New Jersey (US), New Zealand, Singapore and Switzerland and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, Spain, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the travel, shipping and logistics services, utilities, retail and consumer products group, banking and financial and consulting and professional services, insurance services, healthcare, auto claims and others.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 14, 2021.

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

Accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2020 except the practical expedient under amendment to IFRS 16 for COVID-19 related rent concessions.

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

The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest and valuation using the Black-Scholes-Merton pricing model, Monte-Carlo simulation, and the binomial lattice model.

viii.	Business combinations

Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations.”

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued, and liabilities incurred at the date of acquisition. The cost of the acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets.

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

Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $27 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

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

The Company derives revenue from BPM services, comprising back-office administration, data management, customer experience services management, and auto claims handling services.

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

Revenue earned by back-office administration, data management and customer experience services management services

Back-office administration, data management and customer experience services contracts are based on the following pricing models:

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue earned by auto claims handling services

Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the UK and the related payment processing for such repairs (“Accident Management”). With respect to Claims Handling, the Company receives either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and revenue for fixed fee is recognized on a straight-line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

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

The Company accounts for a modification of a lease contract as a separate contract for an additional right of use not included in the original lease and the increase in lease payment is commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular contract. Modifications which are not accounted for as a separate contract are reassessed as at the effective date of the modifications based on the modified terms and conditions and the facts and circumstances as at that date. Upon modification, the Company remeasures the lease liability to reflect changes to the remaining lease payments and discount rates and recognizes the amount of the remeasurement of the lease liability as an adjustment to the ROU assets. However, if the carrying amount of the ROU assets is reduced to zero as a result of modification, any remaining amount of the remeasurement is recognized as an expense in consolidated statement of income.

The Company has applied practical expedient under an amendment to IFRS 16 for COVID-19 related rent concessions to determine whether the concession provided by lessor occurring as a direct consequence of the covid-19 pandemic meets the conditions mentioned in paragraph 46B of the amendment and accounted the eligible concessions in the consolidated statement of income.

In the case of sub-leases, where the Company is an intermediate lessor, the lease is classified as a finance lease or operating lease. A sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease. In the case of a finance lease, the Company has accounted for its interest in the head-lease and the sub-lease separately and recognized a net investment in the sub-lease accordingly. Rental income received from the sub-lease is treated as finance income in the consolidated statement of income. In case of an operating lease, rental income is recognized in the consolidated statement of income over the term of the sub-lease.

u.	Finance expense

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

v.	Income taxes

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3. New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2021 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” regarding the ‘Classification of Liabilities as Current or Non-current’. The amendments in Classification of Liabilities as Current or Non-current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position, and not the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. The amendments:

•

clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The above amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

ii.

In January 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment” regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. These amendments:

•

prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and

•	require an entity to recognize the proceeds from selling such items, and the cost of producing those items, in profit or loss.

An entity is required to apply the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

iii.

In May 2020, the IASB issued amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. These amendments:

•	specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’; and

•

states that costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour or materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

An entity is required to apply the amendments to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not required to be restated. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iv.

In August 2020, the IASB issued amendments to “Interest Rate Benchmark Reform — Phase 2” in relation to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. These amendments:

•

introduce a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis) whereby the modification is accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting applying IFRS 16.

•

state that the hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements.

•

require disclosures to allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition. The amendments require that an entity discloses information about

•	how the transition from interest rate benchmarks to alternative benchmark rates is managed, the progress made at the reporting date, and the risks arising from the transition;

•

quantitative information about non-derivative financial assets, non-derivative financial liabilities and derivatives that continue to reference interest rate benchmarks subject to the reform, disaggregated by significant interest rate benchmark; and

•	to the extent that the IBOR reform has resulted in changes to an entity’s risk management strategy, a description of these changes and how is the entity managing those risks.

The amendments are effective for annual periods beginning on or after January 1, 2021. Early application is permitted. Restatement of prior periods is not required; however, an entity may restate prior periods if, and only if, it is possible without the use of hindsight.

On March 5, 2021, the Financial Conduct Authority announced an extension of retirement date of certain US dollar LIBOR, including 3-month US dollar LIBOR, till June 30, 2023. One of the Company’s existing loans is linked to 3-month US dollar LIBOR and the loan is scheduled to be fully paid off by March 2022.

Accordingly, the Company does not anticipate any impact of these amendments on its consolidated financial statements.

v.

In February 2021, the IASB issued “Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) in relation to determining which accounting policies are to be disclosed in the financial statements. These amendments:

•	require an entity to disclose its material accounting policy information instead of its significant accounting policies.

•

clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; and also clarifies if users of an entity’s financial statements would need it to understand other material information in the financial statements;

•	clarify that accounting policy information is material; and

•	the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

vi.	In February 2021, the IASB issued “Disclosure of Accounting Estimates (Amendments to IAS 8) in relation to distinction between accounting policies and accounting estimates. These amendments:

•	replace the definition of change in accounting estimates with a definition of accounting estimate as “monetary amounts in financial statements that are subject to measurement uncertainty”;

•

clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors;

•

state that a change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. It also requires that the effect of the change relating to the current period is recognised as income or expense in the current period and the effect, if any, on future periods is recognised as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

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

Goodwill is attributable mainly to the benefits expected from the acquired assembled workforce and is not expected to be deductible for tax purposes.

b)	MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”)

On March 15, 2017 (“Acquisition date”), the Company acquired all ownership interests of HealthHelp, which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68,910, including working capital adjustments of $573 and a contingent consideration of $8,545, payable over a period of two years linked to revenue targets and continuation of an identified client contract. The Company funded the acquisition primarily with a five-year secured term loan. The Company is expected to leverage HealthHelp’s capability in care management to address the needs of payor, provider and insurance organizations. During the year ended March 31, 2018, the Company made a payment of $573 towards working capital adjustments.

During the year ended March 31, 2019 and 2018, contingent consideration of $4,438 and $3,114, respectively, was paid by the Company to the sellers on achievement of the revenue target in relation to the identified client contract relating to the respective measurement period. During the year ended March 31, 2018, an amount of $1,324 was reversed and credited to its consolidated income statement, due to the shortfall in revenue target achievement for the identified client contract, in accordance with the terms of the share purchase agreement.

c)	Denali

On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali, a provider of strategic procurement BPM solutions for a purchase consideration of $38,668 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in the first quarter of the year ended March 31, 2018), including adjustments for working capital. The Company funded the acquisition through a three-year secured term loan. Denali delivers global sourcing and procurement services to high-tech, retail and Consumer Packaged Goods (“CPG”), banking and financial services, utilities, and healthcare verticals. The acquisition of Denali is expected to add a strategic procurement capability to the Company’s existing Finance and Accounting services and will enable the Company to offer procurement solutions to its clients.

The Company made payment of $522 towards deferred consideration and reduced the purchase consideration by $968 towards working capital adjustments during the year ended March 31, 2018. During the year ended March 31, 2020, 2019 and 2018, contingent consideration of $1,745, $2,484 and $2,351, respectively, was paid by the Company to the sellers on achievement of the revenue target related to the respective measurement period.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5. Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2021	2020
Cash and bank balances	$73,398	$57,523
Short-term deposits with banks*	32,235	39,406

Total	$105,633	$96,929

* Short-term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6. Investments

Investments consist of the following:

	As at
	March 31,	March 31,
	2021	2020
Investments in marketable securities and mutual funds	$250,852	$162,746
Investment in fixed deposits	38,699	43,030

Total	$289,551	$205,776

	As at
	March 31, 2021	March 31, 2020
Current investments	$203,676	$125,641
Non-current investment	85,875	80,135

Total	$289,551	$205,776

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7. Trade receivables and unbilled revenue, net

Trade receivables and unbilled revenue consist of the following:

	As at
	March 31,	March 31,
	2021	2020
Trade receivables and unbilled revenue*	$152,414	$149,345
Less: Allowances for ECL	(2,624)	(1,590)

Total	$149,790	$147,755

Non-current trade receivables	$269	$—
Current trade receivables and unbilled revenue*	$149,521	$147,755

*	As at March 31, 2021 and March 31, 2020 unbilled revenue includes contract assets amounting to $191 and $905, respectively.

The movement in the ECL is as follows:

	Year ended March 31,
	2021	2020	2019
Balance as at March 31, 2019	$—	$—	$564
Impact on adoption of IFRS 9	—	—	(74)

Balance at the beginning of the year	$1,590	$1,182	$490
Charged to consolidated statement of income	1,971	1,316	1,171
Write-offs, net of collections	(589)	(299)	(331)
Reversals	(637)	(533)	(157)
Translation adjustment	289	(76)	9

Balance at the end of the year	$2,624	$1,590	$1,182

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. Prepayments and other assets

Prepayment and other assets consist of the following:

	As at
	March 31, 2021	March 31, 2020
Current:
Service tax and other tax receivables	$5,997	$5,953
Employee receivables	1,044	1,276
Advances to suppliers	2,667	1,602
Prepaid expenses	9,261	7,288
Other assets	4,242	5,880

Total	$23,211	$21,999

Non-current:
Deposits	$10,508	$9,491
Income tax assets	12,151	10,517
Service tax and other tax receivables	12,786	14,443
Other assets	4,587	1,501

Total	$40,032	$35,952

9. Goodwill

A summary of the carrying value of goodwill is as follows:

	As at
	March 31,	March 31,
	2021	2020
Gross carrying amount	$152,459	$146,824
Accumulated impairment of goodwill	(28,480)	(25,520)

Total	$123,979	$121,304

The movement in goodwill balance by reportable segment as at March 31, 2021 and 2020 is as follows:

Gross carrying amount

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2019	$126,496	$26,957	$153,453
Translation adjustment	(5,192)	(1,437)	(6,629)

Balance as at March 31, 2020	$121,304	$25,520	$146,824

Translation adjustment	2,675	2,960	5,635

Balance as at March 31, 2021	$123,979	$28,480	$152,459

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Accumulated impairment losses

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2019	$—	$22,642	$22,642
Impairment of goodwill recognized during the year	—	4.085	4.085
Translation adjustment	—	(1,207)	(1,207)

Balance as at March 31, 2020	$—	$25,520	$25,520

Impairment of goodwill recognized during the year	—	—	—
Translation adjustment	—	2,960	2,960

Balance as at March 31, 2021	$—	$28,480	$28,480

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2021	2020
Research and Analytics	$43,594	$42,178
HealthHelp	39,082	39,082
Denali	29,542	29,542
South Africa	4,471	3,689
WNS Global BPM*	3,717	3,611
Technology services	3,573	3,202

	$123,979	$121,304

*	Excludes South Africa, Research and Analytics, Technology services, Denali and HealthHelp goodwill.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on management approved internal budgets with extrapolation for the remaining period, wherever such budgets were shorter than five years period.

b)

Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macro-economic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s – As at March 31, 2021
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services	WNS Auto Claims BPM
Discount rate	15.3%	16.2%	12.0%	15.3%	12.0%	14.0%	—
Perpetual growth rate	3.0%	3.0%	2.5%	3.0%	2.5%	2.0%	—

	CGU’s – As at March 31, 2020
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services	WNS Auto Claims BPM
Discount rate	16.3%	16.9%	13.7%	16.3%	13.7%	14.5%	14.5%
Perpetual growth rate	3.0%	3.0%	2.5%	3.0%	2.5%	2.0%	2.0%

*	Excludes South Africa, Research and Analytics, Technology services, HealthHelp and Denali CGUs.

The assumptions used were based on the Company’s management approved internal budgets. The Company projected revenue, operating margins and cash flows for a period of five years and applied a perpetual long-term growth rate thereafter.

In arriving at its forecasts, the Company considered past experience, economic trends and inflation as well as industry and market trends including the impact of COVID-19. The projections also took into account factors such as the expected impact from new client wins and expansion from existing client’s businesses and efficiency initiatives, and the maturity of the markets in which each business operates.

Based on the above, no impairment was identified as at March 31, 2021, as the recoverable amount of the CGUs exceeded the carrying value.

An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) did not identify any probable scenarios where the other CGU’s recoverable amount would fall below its carrying amount.

Impairment charge recognized in the year March 31, 2020

During the fourth quarter of the year ended March 31, 2020, the withdrawal of the UK from the EU, commonly referred to as “Brexit”, affecting insurance industry and downward revision in the expectation for future performance within WNS Auto Claims reportable segment due to contract renegotiations and loss of certain clients caused the financial projections and estimates of WNS Auto Claims BPM reportable segment to significantly decrease from the previous estimates. These factors arising in the fourth quarter of the year ended March 31, 2020 and with the operating environment in UK currently being highly uncertain had a significant and negative impact on the VIU of the WNS Auto Claims BPM reportable segment, and the Company determined that the carrying value of the reportable segment for WNS Auto Claims BPM exceeded the VIU as at the date of its annual impairment review. The Company further performed the valuation of FVLCOD of the impairment test.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2021 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2020	$155,214	$120,427	$4,068	$638	$5,950	$1,835	$9,060	$400	$43,615	$341,207
Additions	—	—	—	—	—	—	—	—	7,544	7,544
Translation adjustments	2,800	1,195	443	3	37	—	101	—	1,993	6,572

Balance as at March 31, 2021	$158,014	$121,622	$4,511	$641	$5,987	$1,835	$9,161	$400	$53,152	$355,323

Accumulated amortization
Balance as at April 1, 2020	$154,093	$71,965	$4,068	$638	$2,440	$1,835	$7,474	$—	$28,594	$271,107
Amortization	1,123	3,631	—	—	765	—	1,587	—	6,616	13,722
Translation adjustments	2,798	1,143	443	3	25	—	100	—	841	5,353

Balance as at March 31, 2021	$158,014	$76,739	$4,511	$641	$3,230	$1,835	$9,161	$—	$36,051	$290,182

Net carrying value as at March 31, 2021	$—	$44,883	$—	$—	$2,757	$—	$—	$400	$17,101	$65,141

The changes in the carrying value of intangible assets for the year ended March 31, 2020 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2019	$161,948	$121,637	$4,283	$647	$6,052	$1,835	$9,289	$400	$39,663	$345,754
Additions	—	—	—	—	—	—	—	—	6,948	6,948
Translation adjustments	(6,734)	(1,210)	(215)	(9)	(102)	—	(229)	—	(2,996)	(11,495)

Balance as at March 31, 2020	$155,214	$120,427	$4,068	$638	$5,950	$1,835	$9,060	$400	$43,615	$341,207

Accumulated amortization
Balance as at April 1, 2019	$158,374	$69,388	$4,232	$501	$1,717	$1,835	$5,447	$—	$24,072	$265,566
Amortization	2,436	3,658	51	145	774	—	2,230	—	6,359	15,653
Translation adjustments	(6,717)	(1,081)	(215)	(8)	(51)	—	(203)	—	(1,837)	(10,112)

Balance as at March 31, 2020	$154,093	$71,965	$4,068	$638	$2,440	$1,835	$7,474	$—	$28,594	$271,107

Net carrying value as at March 31, 2020	$1,121	$48,462	$—	$—	$3,510	$—	$1,586	$400	$15,021	$70,100

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2021, the estimated remaining weighted average amortization periods for definite lived intangible assets are as follows:

Balance life
(in months)
Customer relationships	176
Technology	45
Software	20

The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2021 are as follows:

	Amount
2022	$10,090
2023	8,621
2024	7,192
2025	6,254
2026	4,775
Thereafter	27,809

	$64,741	*

*	Excludes service mark, as it has an indefinite useful life.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2021 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2020	$9,602	$74,388	$78,403	$838	$70,928	$234,159
Additions	—	9,618	4,096	—	2,591	16,305
Disposals/retirements	—	(9,044)	(1,988)	—	(1,293)	(12,325)
Translation adjustments	131	3,888	3,824	38	3,817	11,698

Balance as at March 31, 2021	$9,733	$78,850	$84,335	$876	$76,043	$249,837

Accumulated depreciation
Balance as at April 1, 2020	$5,385	$63,896	$60,044	$514	$50,287	$180,126
Depreciation	484	7,203	6,995	193	6,605	21,480
Disposals/retirements	—	(9,003)	(1,855)	—	(1,038)	(11,896)
Translation adjustments	76	3,325	2,957	30	2,714	9,102

Balance as at March 31, 2021	$5,945	$65,421	$68,141	$737	$58,568	$198,812

Capital work-in-progress						1,247

Net carrying value as at March 31, 2021						$52,272

The changes in the carrying value of property and equipment for the year ended March 31, 2020 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2019	$9,963	$73,090	$77,279	$781	$71,701	$232,814
Additions	—	6,837	7,399	265	5,790	20,291
Impact on adoption of IFRS 16	—	—	—	—	(1,666)	(1,666)
Disposals/retirements	—	(293)	(1,184)	(130)	(637)	(2,244)
Translation adjustments	(361)	(5,246)	(5,091)	(78)	(4,260)	(15,036)

Balance as at March 31, 2020	$9,602	$74,388	$78,403	$838	$70,928	$234,159

Accumulated depreciation
Balance as at April 1, 2019	$5,089	$63,253	$57,838	$466	$48,485	$175,131
Depreciation	493	5,506	7,473	228	6,834	20,534
Disposals/retirements	—	(252)	(1,106)	(130)	(628)	(2,116)
Impact on adoption of IFRS 16	—	—	—	—	(922)	(922)
Translation adjustments	(197)	(4,611)	(4,161)	(50)	(3,482)	(12,501)

Balance as at March 31, 2020	$5,385	$63,896	$60,044	$514	$50,287	$180,126

Capital work-in-progress						2,951

Net carrying value as at March 31, 2020						$56,984

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Leases

The changes in the carrying value of ROU assets for the year ended March 31, 2021 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2020	$183,839	$34	$32	$515	$184,420
Additions	26,336	—	—	118	26,454
Terminations/modifications	(985)	—	(8)	(22)	(1,015)
Translation adjustments	9,888	5	1	28	9,922

Balance as at March 31, 2021	$219,078	$39	$25	$639	$219,781

Accumulated depreciation
Balance as at April 1, 2020	$25,015	$16	$12	$279	$25,322
Depreciation	27,236	16	10	181	27,443
Terminations/modifications	(1,503)	—	(5)	(9)	(1,517)
Translation adjustments	1,749	3	—	15	1,767

Balance as at March 31, 2021	$52,497	$35	$17	$466	$53,015

Net carrying value as at March 31, 2021	$166,581	$4	$8	$173	$166,766

The changes in the carrying value of ROU assets for the year ended March 31, 2020 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2019	$—	$—	$—	$—	$—
Impact on adoption of IFRS 16	178,958	39	34	522	179,553
Additions	17,826	—	—	32	17,858
Terminations/modifications	(2,614)	—	—	—	(2,614)
Translation adjustments	(10,331)	(5)	(2)	(39)	(10,377)

Balance as at March 31, 2020	$183,839	$34	$32	$515	$184,420

Accumulated depreciation
Balance as at April 1, 2019	$—	$—	$—	$—	$—
Depreciation	26,361	17	13	295	26,686
Terminations/modifications	(69)	—	—	—	(69)
Translation adjustments	(1,277)	(1)	(1)	(16)	(1,295)

Balance as at March 31, 2020	$25,015	$16	$12	$279	$25,322

Net carrying value as at March 31, 2020	$158,824	$18	$20	$236	$159,098

The movement in lease liabilities for the year ended March 31, 2021 and 2020 is as follows:

Lease liabilities	March 31, 2021	March 31, 2020
Opening balance	$178,892	$—
Cash outflows
Principal payment of lease liabilities	(23,073)	(20,793)
Interest payment on lease liabilities	(13,442)	(13,301)
Non-cash adjustments
Impact on adoption of IFRS 16	—	194,785
Additions	25,506	16,044
Terminations/modifications	1,313	(2,535)
Interest accrued	13,689	14,782
Rent concessions	(416)	—
Translation adjustments	9,438	(10,090)

Closing balance	$191,907	$178,892

Rental expense charged for short-term leases was $857 and $608, rental expense charged for low value leases was $675 and $175 and variable lease payments was $1,730 and $2,089 for the year ended March 31, 2021 and March 31, 2020, respectively.

The Company has applied practical expedient for rent concessions as a direct consequence of the COVID-19 pandemic and recognized $416 in its consolidated income statement for the year ended March 31, 2021.

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2021, on an undiscounted basis:

	As at
Tenure	March 31, 2021	March 31, 2020
Less than 1 year	$39,591	$35,110
1-3 years	73,833	64,065
3-5 years	63,462	56,075
More than 5 years	79,419	92,055

Total	$256,305	$247,305

The total future cash outflows for leases that had not yet commenced were $Nil and $9,582 for the year ended March 31, 2021 and March 31, 2020, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

		Final maturity (financial year)	As at
Currency	Interest rate		March 31, 2021	March 31, 2020
US dollars	3M USD LIBOR+0.95%	2022	16,800	33,600

Total			16,800	33,600
Less: Debt issuance cost			(52)	(178)
Total			16,748	33,422

Current portion of long-term debt			$16,748	$16,674
Long-term debt			$—	$16,748

The Company has entered into a floating to fixed interest rate swap in relation to these debts.

In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK a five-year term loan facility of $84,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company has entered into interest rate swaps with banks to swap the variable portion of the interest based on the three-month US dollar LIBOR to a fixed rate of 1.9635%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in ten semi-annual installments of $8,400 each. On September 14, 2017, March 14, 2018, September 17, 2018, March 14, 2019, September 16, 2019, March 16, 2020, September 14, 2020 and March 15, 2021 the Company made scheduled repayments of $8,400 each. As at March 31, 2021, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $73,725 (based on the exchange rate on March 31, 2021). The Company has also established a line of credit in the UK amounting to $13,617 (based on the exchange rate on March 31, 2021). The Company has also established a line of credit in North America amounting to $10,000. Further the Company has also established a line of credit in South Africa amounting to $2,030 (based on the exchange rate March 31, 2021).

As at March 31, 2021, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at March 31, 2021 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$105,633	$—	$—	$105,633	$105,633
Investment in fixed deposits	38,699	—	—	38,699	38,699
Investments in marketable securities and mutual funds	—	250,852	—	250,852	250,852
Trade receivables	83,387	—	—	83,387	83,387
Unbilled revenue (1)	66,212	—	—	66,212	66,212
Funds held for clients	12,139	—	—	12,139	12,139
Prepayments and other assets (2)	4,757	—	—	4,757	4,757
Other non-current assets (3)	13,790	—	—	13,790	13,790
Derivative assets	—	2,619	7,104	9,723	9,723

Total carrying value	$324,617	$253,471	$7,104	$585,192	$585,192

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$28,015	$—	$—	$28,015	$28,015
Long-term debt (includes current portion) (4)	16,800	—	—	16,800	16,800
Other employee obligations (5)	74,511	—	—	74,511	74,511
Provisions and accrued expenses	23,933	—	—	23,933	23,933
Lease liabilities	191,907	—	—	191,907	191,907
Other liabilities (6)	1,803	—	—	1,803	1,803
Derivative liabilities	—	1,068	5,460	6,528	6,528

Total carrying value	$336,969	$1,068	$5,460	$343,497	$343,497

Notes:

(1)	Excluding non-financial assets $191.
(2)	Excluding non-financial assets $18,454.
(3)	Excluding non-financial assets $26,241.
(4)	Excluding non-financial asset (unamortized debt issuance cost) $52.
(5)	Excluding non-financial liabilities $27,664.
(6)	Excluding non-financial liabilities $9,900.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2020 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$96,929	$—	$—	$96,929	$96,929
Investment in fixed deposits	43,030	—	—	43,030	43,030
Investments in marketable securities and mutual funds	—	162,746	—	162,746	162,746
Trade receivables	89,772	—	—	89,772	89,772
Unbilled revenue (1)	57,078	—	—	57,078	57,078
Funds held for clients	15,833	—	—	15,833	15,833
Prepayments and other assets (2)	6,431	—	—	6,431	6,431
Other non-current assets (3)	9,925	—	—	9,925	9,925
Derivative assets	—	2,187	13,106	15,293	15,293

Total carrying value	$318,998	$164,933	$13,106	$497,037	$497,037

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$29,333	$—	$—	$29,333	$29,333
Long-term debt (includes current portion) (4)	33,600	—	—	33,600	33,600
Other employee obligations (5)	70,170	—	—	70,170	70,170
Provisions and accrued expenses	28,983	—	—	28,983	28,983
Lease liabilities	178,892	—	—	178,892	178,892
Other liabilities (6)	1,197	—	—	1,197	1,197
Derivative liabilities	—	4,710	8,745	13,455	13,455

Total carrying value	$342,175	$4,710	$8,745	$355,630	$355,630

Notes:

(1)	Excluding non-financial assets $905.
(2)	Excluding non-financial assets $15,568.
(3)	Excluding non-financial assets $26,027.
(4)	Excluding non-financial asset (unamortized debt issuance cost) $178.
(5)	Excluding non-financial liabilities $19,686.
(6)	Excluding non-financial liabilities $6,360.

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

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2021 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$9,723	$—	$9,723	$(4,392)	$—	$5,331

Total	$9,723	$—	$9,723	$(4,392)	$—	$5,331

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$6,528	$—	$6,528	$(4,392)	$—	$2,136

Total	$6,528	$—	$6,528	$(4,392)	$—	$2,136

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2021 are as follows:

		Fair value measurement at reporting date using
Description	March 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,619	$—	$2,619	$—
Investments in marketable securities and mutual funds	250,852	250,439	413	—
Financial assets at FVOCI
Foreign exchange contracts	7,104	—	7,104	—

Total assets	$260,575	$250,439	$10,136	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$1,068	$—	$1,068	$—
Financial liabilities at FVOCI
Foreign exchange contracts	5,234	—	5,234	—
Interest rate swaps	226	—	226	—

Total liabilities	$6,528	$—	$6,528	$—

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2020 are as follows:

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

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows, foreign exchange spot, forward premium rates, and market rates of interest.

The movement in contingent consideration categorized under Level 3 fair value measurement is given below:

	For the year ended
	March 31, 2021	March 31, 2020
Balance at the beginning of the year	$—	$3,197
Additions	—	—
Payouts	—	(3,279)
Gain recognized in the consolidated statement of income	—	—
Finance expense recognized in the consolidated statement of income	—	82

Balance at the end of the year	$—	$—

During the years ended March 31, 2021 and 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

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

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	March 31, 2021	March 31, 2020
Forward contracts (Sell)
In US dollars	$260,999	$263,092
In Pound Sterling	104,638	105,677
In Euro	26,395	37,843
In Australian dollars	29,076	35,287
Others	21,017	17,420

	$442,125	$459,319

Option contracts (Sell)
In US dollars	$137,687	$149,501
In Pound Sterling	92,159	98,381
In Euro	33,202	39,038
In Australian dollars	45,022	40,922
Others	—	—

	$308,070	$327,842

Interest rate swap contracts
In US dollars	$16,800	$33,600

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2021, 2020 and 2019 are as follows:

	Year ended March 31,
	2021	2020	2019
Revenue	$4,237	12,695	$66
Foreign exchange (loss)/gain, net	(222)	543	(2)
Finance expense	(460)	171	422
Income tax related to amounts reclassified into consolidated statement of income	425	(1,947)	(577)

Total	$3,980	11,462	$91

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As at March 31, 2021, a loss amounting to $1,670 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months and $212 on account of cash flow hedges in relation to interest rate swaps is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 12 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income a loss of $222, a gain of $543 and a loss of $2 for the years ended March 31, 2021, 2020 and 2019, respectively. The loss of $222 for the year ended March 31, 2021 is due to impact on account of COVID-19.

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

Components of market risk

Exchange rate or currency risk

The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of the Company’s revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2021 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.

Based upon the Company’s level of operations for the year ended March 31, 2021, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2021 by approximately $25,649. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2021 by approximately $33,343.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The foreign currency risk from non-derivative financial instruments as at March 31, 2021 is as follows:

	As at March 31, 2021
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$2,739	1,818	—	61	1,024	314	$5,956
Trade receivables	116,135	34,041	1,269	7,411	10,911	3,543	173,310
Unbilled revenue	4,569	3,954	—	—	3,271	275	12,069
Prepayments and other current assets	108	44	57	—	43	—	252
Other non-current assets	3	—	—	—	—	16	19
Trade payables	(44,492)	(91,359)	(5,770)	—	(20,540)	(1,248)	(163,409)
Provisions and accrued expenses	(3,886)	(1,035)	—	(83)	(587)	—	(5,591)
Pension and other employee obligations	(302)	—	—	—	(29)	(347)	(678)
Lease liabilities	—	—	—	—	(3,635)	(52)	(3,687)
Other liabilities	(1)	(7)		(2)	(2)	(7)	(19)

Net assets/ (liabilities)	$74,873	(52,544)	(4,444)	7,387	(9,544)	2,494	$18,222

The foreign currency risk from non-derivative financial instruments as at March 31, 2020 is as follows:

	As at March 31, 2020
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$2,180	712	—	44	1,056	387	$4,379
Investments	403	—	—	—	—	—	403
Trade receivables	88,520	34,029	2,581	11,389	11,188	2,877	150,584
Unbilled revenue	3,899	3,651	—	74	4,200	502	12,325
Prepayments and other current assets	364	177	54	4	104	27	730
Other non-current assets	3	—	—	—	181	16	200
Trade payables	(31,203)	(70,745)	(6,367)	(4,640)	(13,266)	(1,064)	(127,285)
Provisions and accrued expenses	(4,456)	(907)	7	—	(695)	(20)	(6,070)
Pension and other employee obligations	(4,055)	(92)	—	—	(38)	(217)	(4,402)
Lease liabilities	—	—	—	—	(7,573)	(27)	(7,600)
Other liabilities	(1)	(7)	—	—	—	(1)	(9)

Net assets/ (liabilities)	$55,654	(33,182)	(3,725)	6,871	(4,843)	2,480	$23,255

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Other currencies include currencies such as the Swiss Franc (CHF), Singapore Dollar (SGD), Philippine Peso (PHP), Canadian Dollar (CAD), Polish Zloty (PLN), Sri Lankan Rupee (LKR), Romanian Leu (RON), South African Rand (ZAR), New Zealand Dollar (NZD), Hong Kong Dollar (HKD), United Arab Emirates Dirham (AED), Chinese Yuan Renminbi (CNY), Costa Rican colon (CRC), Danish Krone (DKK), Swedish Krona (SEK), Malaysian Ringgit (MYR), Omani Riyal (OMR) and Turkish Lira (TRY).

As at March 31, 2021, every 10% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $2,310.

Interest rate risk

The Company’s exposure to interest rate risk arises from borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered into during the year ended March 31, 2017, the Company entered into interest rate swap agreements with the banks in during the year ended March 31, 2017. These swap agreements effectively convert the term loans from variable US dollar LIBOR interest rates to fixed rates, thereby managing the Company’s exposure to changes in market interest rates under the term loans. The amounts outstanding under swap agreements as at March 31, 2021 aggregated $16,800.

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

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the UK and the US. Credit risk is managed through periodic assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of trade receivables. The credit risk on marketable securities, FMPs, mutual funds, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit ratings assigned by international credit-rating agencies. The maximum exposure to credit risk at the reporting date is primarily from trade receivables and unbilled revenue which amounted to $83,387 and $66,403, respectively as at March 31, 2021 and $89,772 and $57,983, respectively, as at March 31, 2020.

The Company provides loss allowance using the ECL model on trade receivables and unbilled revenue with no significant financing component at an amount equal to lifetime ECL (Refer Note 7).

The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year ended March 31,
	2021	2020	2019
Revenue from top customer	8.1%	6.9%	6.9%
Revenue from top five customers	26.8%	25.1%	27.1%

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with reputable banks and has unused lines of credit of $99,372 as at March 31, 2021 that could be drawn upon, should there be a need.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2021
	Less than 1 Year	1-2 years		2-5 years	Total
Long-term debt (includes current portion) (1)	$16,800	$		$—	$16,800
Trade payables	28,015		—	—	28,015
Provisions and accrued expenses	23,933		—	—	23,933
Other liabilities	1,803		—	—	1,803
Other employee obligations	74,511		—	—	74,511
Derivative financial instruments	4,491		2,037	—	6,528

Total (2) (3)	$149,553		$2,037	$—	$151,590

Notes:

(1)	Before netting off debt issuance cost of $52.
(2)	For contractual maturities of lease liabilities refer note 12.
(3)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2020
	Less than 1 Year	1-2 years	2-5 years	Total
Long-term debt (includes current portion) (1)	$16,800	$16,800	$—	$33,600
Trade payables	29,333	—	—	29,333
Provisions and accrued expenses	28,983	—	—	28,983
Other liabilities	1,197	—	—	1,197
Other employee obligations	70,170	—	—	70,170
Derivative financial instruments	9,575	3,880	—	13,455

Total (2) (3)	$156,058	$20,680	$—	$176,738

Notes:

(1)	Before netting off debt issuance cost of $178.
(2)	For contractual maturities of lease liabilities refer note 12.
(3)	Non-financial liabilities are explained in the financial instruments categories table above.

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2021	March 31, 2020
Cash and cash equivalents	$105,633	$96,929
Investments	289,551	205,776
Long-term debt (includes current portion) (1)	(16,800)	(33,600)

Net cash position	$378,384	$269,105

Note:

(1)	Before netting off debt issuance cost of $52 and $178 as at March 31, 2021 and March 31, 2020, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	March 31, 2021	March 31, 2020
Current:
Salaries and bonus	$72,314	$68,353
Pension	115	1,196
Withholding taxes on salary and statutory payables	10,157	7,308

Total	$82,586	$76,857

Non-current:
Pension and other obligations	$19,589	$12,999

Total	$19,589	$12,999

Employee benefit costs consist of the following:

	Year ended March 31,
	2021	2020	2019
Salaries and bonus	$498,431	$487,246	$424,005
Employee benefit plans:
Defined contribution plan	12,648	12,675	11,572
Defined benefit plan	2,839	2,634	2,242
Share-based compensation expense (Refer Note 24)	38,230	37,520	30,305

Total	$552,148	$540,075	$468,124

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2021	2020	2019
Cost of revenue	$404,431	$399,441	$346,914
Selling and marketing expenses	43,601	40,816	34,054
General and administrative expenses	104,116	99,818	87,156

Total	$552,148	$540,075	$468,124

Defined contribution plan

The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2021	2020	2019
India	$8,681	$8,772	$7,919
United States	1,770	1,548	1,387
United Kingdom	898	892	759
South Africa	596	789	840
Sri Lanka	512	480	505
Philippines	191	194	162

Total	$12,648	$12,675	$11,572

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Defined benefit plan

The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2021	2020	2019
Service cost	$2,047	$1,915	$1,621
Interest on the net defined benefit liability	792	719	621

Net gratuity cost	$2,839	$2,634	$2,242

	As at
	March 2021	March 2020
Change in projected benefit obligations
Obligation at beginning of the year	$13,524	$12,552
Foreign currency translation	441	(1,206)
Service cost	2,047	1,915
Interest cost	869	805
Benefits paid	(1,116)	(1,423)
Business combinations	—	98
Actuarial (gain)/loss
From changes in demographic assumptions	1,061	(113)
From changes in financial assumptions	341	317
From actual experience compared to assumptions	53	579

Benefit obligation at end of the year	$17,220	$13,524

Change in plan assets
Plan assets at beginning of the year	$1,146	$1,259
Foreign currency translation	40	(107)
Expected return on plan assets	77	86
Actuarial (loss) /gain	43	(16)
Actual contributions	1,031	1,192
Benefits paid	(1,023)	(1,268)

Plan assets at end of the year	$1,314	$1,146

Accrued pension liability
Current	$115	$1,196
Non-current	15,791	11,182

Net amount recognized	$15,906	$12,378

Present value of funded defined benefit obligation	$16,378	$12,814
Fair value of plan assets	(1,314)	(1,146)

	15,064	11,668

Present value of unfunded defined benefit obligation	$842	$710

Weighted average duration of defined benefit obligation (both funded and unfunded)	8.9 years	5.0 years

Net amount recognized relating to the Company’s India plan, Philippines plan and Sri Lanka plan was $15,131, $95 and $680 as at March 31, 2021 and $11,733, $46 and $599 as at March 31, 2020, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2021	2020	2019
Discount rate:
India	6.4%	6.3% to 6.6%	6.6% to 7.0%
Philippines	3.1%	3.7%	6.1%
Sri Lanka	8.1%	9.8%	11.0%
Rate of increase in compensation level	7.0% to 8.0%	7.0% to 8.0%	7.0% to 8.0%
Expected rate of return on plan assets	6.4%	6.6%	7.0%

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.

As at March 31, 2021, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(8.4)%	(4.2)%	(7.4)%
Decrease in discount rate by 1%	9.7%	4.7%	8.4%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	6.5%	4.0%	7.9%
Decrease in salary escalation rate by 1%	(6.4)%	(3.6)%	(7.1)%

Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a 12-month period.

As at March 31, 2021, $4 and $1,310 ($4 and $1,142 as at March 31, 2020) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 69% and 31% are invested in unquoted government securities and money market instruments, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.

The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2021. The Company expects to contribute $1,314 to defined benefit plan for the year ending March 31, 2022. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2022	$1,429
2023	1,579
2024	1,762
2025	2,206
2026	2,595
Thereafter	15,909

$25,480

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16. Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	March 31, 2021	March 31, 2020
Accrued expenses	$23,933	$28,983

Total	$23,933	$28,983

17. Contract liabilities

Contract liabilities consists of the following:

	As at
	March 31, 2021	March 31, 2020
Current:
Payments in advance of services	$8,998	$6,585
Advance billings	3,489	3,195
Others	198	501

Total	$12,685	$10,281

Non-current:
Payments in advance of services	$15,876	$19,565
Advance billings	752	492
Others	17	16

Total	$16,645	$20,073

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18. Other liabilities

Other liabilities consist of the following:

	As at
	March 31, 2021	March 31, 2020
Current:
Withholding taxes and value added tax payables	$9,288	$5,500
Other liabilities	2,204	1,893

Total	$11,492	$7,393

Non-current:
Other liabilities	211	164

Total	$211	$164

19. Share capital

As at March 31, 2021, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 49,402,203 ordinary shares (excluding 1,100,000 treasury shares) outstanding as at March 31, 2021. There were no preferred shares outstanding as at March 31, 2021.

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

During the year ended March 31, 2019, the Company purchased 1,101,300 ADSs in the open market for a total consideration of $56,362 (including transactions costs of $11) under the above-mentioned share repurchase program.

During the year ended March 31, 2020, the Company purchased 1,098,700 ADSs, in the open market for a total consideration of $63,737 (including transaction costs of $11) under the above-mentioned share repurchase program.

During the year ended March 31, 2020, the Company received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $120,154. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $281 and in share premium amounting to $119,873, in compliance with Jersey law. There was no effect on the total shareholders’equity as a result of this cancellation.

During the year ended March 31, 2021, the Company paid $55 towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs.

During the year ended March 31, 2021, the Company purchased the balance 1,100,000 ADSs in the open market for a total consideration of $78,563 (including transaction costs $11) and completed the authorized repurchases under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand.

During the year ended March 31, 2021, the shareholders of the Company authorized a new share repurchase program for the repurchase of up to 3,300,000 of the Company’s ADSs, each representing one ordinary share, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021 to March 31, 2024. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion. The Company intends to fund the repurchase with cash on hand.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20. Revenue

Disaggregation of revenue

In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.

Revenue by service type

	Year ended March 31,
	2021	2020	2019
Industry-specific	$372,505	$364,022	$307,214
Finance and accounting	212,563	211,069	175,194
Customer experience services	154,368	192,466	183,199
Research and analytics	94,545	96,337	91,716
Auto claims	54,620	46,418	34,885
Others	24,042	17,946	16,912

Total	$912,643	$928,258	$809,120

Revenue by industry

	Year ended March 31,
	2021	2020	2019
Insurance*	$266,669	$257,586	$215,242
Healthcare	172,878	146,622	124,109
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	139,449	152,973	142,091
Travel and leisure	129,231	166,766	140,996
Shipping and logistics	63,530	56,064	49,858
Utilities	41,945	58,064	56,334
Consulting and professional services	56,386	49,698	44,142
Banking and financial services	42,555	40,485	36,348

Total	$912,643	$928,258	$809,120

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

Revenue by contract type

	Year ended March 31,
	2021	2020	2019
Full-time-equivalent	$592,868	$615,765	$522,436
Transaction*	133,423	144,637	137,219
Subscription	98,176	83,135	66,542
Fixed price	42,371	43,518	42,512
Others	45,805	41,203	40,411

Total	$912,643	$928,258	$809,120

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue by delivery location

	Year ended March 31,
	2021	2020	2019
India	$463,908	$476,078	$419,040
United States	150,418	134,031	116,905
Philippines	119,855	130,350	110,845
UK*	72,178	60,244	44,841
South Africa	51,625	68,051	67,465
Sri Lanka	15,748	13,766	13,011
Romania	13,107	17,433	14,077
China	12,740	12,399	11,739
Spain	5,224	8,959	2,117
Poland	4,816	3,649	6,135
Costa Rica	3,024	3,298	2,945

Total	$912,643	$928,258	$809,120

* Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

Revenue by geography

Refer Note 28 — External revenue.

Contract balances

Contract assets

The movement in contract assets during the year ended March 31, 2021 is as follows:

	As at
	March 31, 2021
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$7,427	$19,006	$9,932	$36,365
Additions during the year	2,365	7,151	5,008	14,524
Amortization/recognition during the year	(1,816)	(9,216)	(6,725)	(17,757)
Impairment loss recognized during the year	(351)	—	—	(351)
Translation adjustments	487	715	906	2,108

Closing balance	$8,112	$17,656	$9,121	$34,889

The movement in contract assets during the year ended March 31, 2020 is as follows:

	As at
	March 31, 2020
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$8,031	$13,411	$4,785	$26,227
Additions during the year	2,189	10,683	11,185	24,057
Amortization/recognition during the year	(1,675)	(4,122)	(5,087)	(10,884)
Impairment loss recognized during the year	(804)	—	(411)	(1,215)
Translation adjustments	(314)	(966)	(540)	(1,820)

Closing balance	$7,427	$19,006	$9,932	$36,365

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Contract liabilities

	As at
	March 31, 2021	March 31, 2020
Contract liabilities:
Payments in advance of services	$24,874	$26,150
Advance billings	4,241	3,687
Others	215	517

Total	$29,330	$30,354

Revenue recognized during the year ended March 31, 2021 and 2020, which was included in the contract liabilities balance at the beginning of the respective periods is as follows:

	As at
	March 31, 2021	March 31, 2020
Payments in advance of services	$7,695	$1,854
Advance billings	3,168	1,560
Others	492	226

Total	$11,355	$3,640

The estimated revenue expected to be recognized in the future relating to remaining performance obligations as at March 31, 2021 and March 31, 2020 is as follows:

	As at March 31, 2021
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$8,807	$7,842	$6,206	$14	$22,869

	As at March 31, 2020
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$13,318	$4,224	$5,517	$—	$23,059

The Company does not disclose the value of unsatisfied performance obligations for:

(i)	contracts with an original expected length of one year or less; and

(ii)	contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21. Expenses by nature

Expenses by nature consist of the following:

	Year ended March 31,
	2021	2020	2019
Employee cost	$552,148	$540,075	$468,124
Facilities cost	54,563	62,743	91,393
Depreciation	48,923	47,220	20,334
Repair payments	43,942	32,047	15,166
Legal and professional expenses	23,298	21,996	20,019
Travel expenses	1,927	22,373	22,757
Others	38,312	38,860	40,277

Total cost of revenue, selling and marketing and general and administrative expenses	$763,113	$765,314	$678,070

22. Finance expense

Finance expense consists of the following:

	Year ended March 31,
	2021	2020	2019
Interest expense on lease liabilities	$13,689	$14,782	$—
Interest expense	552	2,169	3,266
Loss/(gain) on interest rate swaps	460	(171)	(422)
Debt issuance cost	126	231	360

Total	$14,827	$17,011	$3,204

23. Other income, net

Other income, net consists of the following:

	Year ended March 31,
	2021	2020	2019
Net gain arising on financial assets designated as FVTPL	$6,352	$7,547	$7,947
Interest income	3,702	3,840	2,556
Dividend income	—	—	32
Others, net	2,410	2,988	4,059

Total	$12,464	$14,375	$14,594

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24. Share-based payments

The Company has three share-based incentive plans: the 2002 Stock Incentive Plan adopted on July 1, 2002 (which has expired), the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired) the “2006 Incentive Award Plan”, and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options are generally granted for a term of ten years. Options and RSUs have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at March 31, 2021, the Company had 3,911,905 ordinary shares available for future grants.

Share-based compensation expense during the years ended March 31, 2021, 2020 and 2019 is as follows:

	Year ended March 31,
	2021		2020		2019
Share-based compensation expense recorded in:	$		$		$
Cost of revenue		4,890		4,589		4,278
Selling and marketing expenses		4,327		4,789		3,983
General and administrative expenses		29,013		28,142		22,044

Total share-based compensation expense		$38,230		$37,520		$30,305

Upon exercise of share options and RSUs, the Company issued 768,563, 780,420 and 719,140 shares during the years ended March 31, 2021, 2020 and 2019, respectively.

Share-based options

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended March 31, 2021, 2020 and 2019.

The weighted average share price of options exercised during the year ended March 31, 2021, 2020 and 2019 was $ Nil in every year. As no options were outstanding at March 31, 2021 and 2020, there was no exercise price for these options and their weighted average remaining contractual term was zero years.

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

(i)

Movements in the number of RSUs dependent on non-market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2019	952,395	$34.38	$50,734
Granted	387,491	56.23
Exercised	(434,540)	32.79
Forfeited	(20,756)	63.00

Outstanding as at March 31, 2020	884,590	$44.07	$38,020
Granted	362,795	43.26
Exercised	(304,822)	42.14
Forfeited	(18,514)	51.26

Outstanding as at March 31, 2021	924,049	$44.25	$66,938
RSUs exercisable	443,179	$39.79	$32,104

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2021, there was $6,969 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.5 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation expense related to these RSUs will be different from the Company’s expectations.

The weighted average grant date fair value of RSUs granted during the year ended March 31, 2021, 2020 and 2019 was $43.26, $56.23, and $47.89, per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2021, 2020 and 2019 was $20,354, $26,522, and $21,324, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2021, 2020 and 2019 was $15,912, $16,213, and $15,964, respectively.

The weighted average share price of RSU exercised during the year ended March 31, 2021, 2020 and 2019 was $66.77, $61.03, and $50.52, respectively.

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

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2019	203,990	$13.21	$10,867
Granted	—	—
Exercised	(5,000)	14.30
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2020	198,990	$13.09	$7,908
Granted	—	—
Exercised	(123,345)	12.62
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2021	75,645	$14.10	$5,480
RSUs exercisable	75,645	$14.10	$5,480

On March 15, 2017, the Company modified the vesting period in respect of the RSUs as follows:

a.	for RSUs granted in April 2014, the vesting date has been extended to the fifth anniversary of the grant date (i.e. April 2019)

b.	for RSUs granted in April 2015, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2019)

c.	for RSUs granted in April 2016, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2020)

Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The incremental fair value was determined using Monte-Carlo simulation by reference to the difference between fair value of original RSUs as at modification date and the fair value of modified RSUs as at modification date. The additional cost as a result of such modification in respect of modified share awards amounted to $1,185. The additional cost is spread over the period from the modification date until the vesting date of the modified award, which differs from the vesting date of the original award. The incremental cost recognized in the current year (March 31, 2020: $77) in respect of such modified share awards amounted to $3.

As at March 31, 2021, there was $Nil of unrecognized compensation cost related to unvested market based RSUs. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2021, 2020 and 2019 was $Nil.

(iii)	RSUs related to total shareholder’s return (“TSR”)

During the year ended March 31, 2021, the Company issued 314,771 RSUs (March 31, 2020: 179,878 RSUs) to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.

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

The fair value of these RSUs is determined using Monte-Carlo simulation. The weighted average grant date fair value of RSUs granted during the year ended March 31, 2021, 2020 and 2019 was $35.22, $63.10 and $57.20, per ADS, respectively. The stock compensation expense charged during the year ended March 31, 2021 was $5,213 (March 31, 2020: $4,698). As at March 31, 2021, there was $6,026 of unrecognized compensation cost related to these RSUs. This amount is expected to be recognized over a weighted average period of 2.2 years. The total grant date fair value of these RSUs vested during the year ended March 31, 2021, 2020 and 2019 was $7,651, $Nil and $Nil, respectively.

Movements in the number of RSUs linked to the TSR condition outstanding under the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2019	353,375	$44.94	$18,824
Granted	179,878	63.10
Exercised	—	—
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2020	533,253	$51.07	$22,919
Granted	314,771	35.22
Exercised	(19,039)	36.52
Forfeited	(2,775)	34.53
Lapsed	—	—

Outstanding as at March 31, 2021	826,210	$45.45	$59,851
RSUs exercisable	190,456	$36.52	$13,797

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

Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2019	913,759	$29.80	$48,674
Granted	342,097	52.14
Exercised	(340,880)	25.74
Forfeited	(3,458)	42.70

Outstanding as at March 31, 2020	911,518	$36.67	$39,176
Granted	193,249	68.05
Exercised	(321,357)	30.36
Forfeited	(12,121)	53.38

Outstanding as at March 31, 2021	771,289	$43.21	$55,870
PSUs exercisable	280,722	$28.53	$20,336

The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2021, there was $8,577 of unrecognized compensation costs related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.9 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.

The weighted average grant date fair value of PSUs granted during the years ended March 31, 2021, 2020 and 2019 was $68.05, $52.14, and $47.54, per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2021, 2020 and 2019 was $22,207, $20,333 and $15,077, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2021, 2020 and 2019 was $13,049, $10,154 and $9,535 respectively.

The weighted average share price of PSU exercised during the year ended March 31, 2021, 2020 and 2019 was $69.10, $59.65 and $50.75, respectively.

BBBEE program in South Africa

The Company’s South African subsidiary has issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 11,400 and 1,850 RSUs during the year ended March 31, 2021 which shall vest on nine months and third anniversary, respectively, from the grant date. During the years ended March 31, 2020, 2019 and 2018, the Company granted 3,365, 14,250 and 32,050 RSUs, which shall vest on the fourth, third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.

The total stock compensation expense in relation to these RSUs was $3,483 to be amortized over the vesting period of four years. The stock compensation expense charged during the years ended March 31, 2021 and 2020 was $871 and $777, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Income taxes

The domestic and foreign source component of profit/(loss) before income taxes is as follows:

	Year ended March 31,
	2021	2020	2019
Domestic	$(8,176)	$(2,795)	$(2,742)
Foreign	140,867	146,747	133,894

Profit before income taxes	$132,691	$143,952	$131,152

The Company’s income tax expense consists of the following:

	Year ended March 31,
	2021	2020	2019
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	31,326	31,270	27,526

	31,326	31,270	27,526

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(1,252)	(4,087)	(1,807)

	(1,252)	(4,087)	(1,807)

Income tax expense	$30,074	$27,183	$25,719

Domestic taxes are Nil as the corporate rate of tax applicable to companies in Jersey, Channel Islands is 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

From fiscal 2012 until the year ended March 31, 2021, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon, Noida, India registered under the Special Economic Zone scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations expiring between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption expiring between fiscal 2026 and fiscal 2034. The Company’s operations in Costa Rica are eligible for a 50% income tax exemption from fiscal 2018 to fiscal 2021. Between fiscal 2016 and fiscal 2021, the Company commenced operations in delivery centers in the Philippines that are eligible for various tax exemption benefits expiring between fiscal 2020 and fiscal 2024. Following the expiry of the tax benefits, income generated by our Philippines subsidiary, WNS Global Services Philippines Inc., will be taxed at the prevailing special tax rate, which is currently 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have been taxed at 14% on a net basis with effect from April 1, 2018 until December 31, 2019. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue.

If the income tax exemptions described above were not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $11,102, $17,692 and $15,743 for the years ended March 31, 2021, 2020 and 2019, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2021 by $0.22 and $0.21, respectively ($0.36 and $0.34, respectively for the year ended March 31, 2020 and $0.31 and $0.30, respectively, for the year ended March 31, 2019).

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2021	2020	2019
Current taxes:
Excess tax deductions related to share-based payments	(729)	(998)	(1,260)

	$(729)	$(998)	$(1,260)

Deferred taxes:
Excess tax deductions related to share-based payments	(1,640)	807	46

	$(1,640)	$807	$46

Total income tax recognized directly in equity	$(2,369)	$(191)	$(1,214)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2021	2020	2019
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	1,089	(2,939)	1,877
Pension liability	(248)	(189)	(939)

Total income tax recognized directly in other comprehensive income	$841	$(3,128)	$938

The reconciliation of estimated income tax to income tax expense:

	Year ended March 31,
	2021	2020	2019
Profit before income taxes	$132,691	$143,952	$131,152
Income tax expense at tax rates applicable to individual entities	41,268	43,379	41,264
Effect of:
Items not deductible for tax	401	414	544
Exempt income	(11,340)	(18,380)	(16,024)
Non tax deductible goodwill impairment	—	776	—
Losses in respect of which deferred tax asset not recognized due to uncertainty and ineligibility to carry forward	106	178	138
Recognition of unutilized tax benefits / Unrecognized losses utilized	(472)	(264)	(841)
Temporary difference that will reverse during tax holiday period	1,139	2,138	614
Change in tax rate and law	1,228	55	(401)
Provision for uncertain tax position	—	(409)	—
State taxes	458	61	620
Employment related tax incentive	(1,734)	(1,253)	(827)
Others, net	(980)	488	632

Income tax expense	$30,074	$27,183	$25,719

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2021 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Transition adjustments on adoption of IFRS 16	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$5,592	$—	$40	$—	$—	$556	$6,188
Net operating loss carry forward	779	—	417	—	—	53	1,249
Accruals deductible on actual payment	9,825		(120)	—	248	596	10,549
Share-based compensation expense	16,101	—	1,861	1,640	—	1,434	21,036
Minimum alternate tax	629	—	(654)	—	—	25	—
Others	130	—	610	—	—	59	799

Total deferred tax assets	$33,056	$—	$2,154	$1,640	$248	$2,723	$39,821

Deferred tax liabilities:
Intangible assets	11,437	—	312	—	—	218	11,967
Unrealized gain/(loss) on cash flow hedging and investments	352	—	(52)	—	1,089	(2)	1,387
Others	2,380	—	642	—	—	652	3,674

Total deferred tax liabilities	$14,169	$—	$902	$—	$1,089	$868	$17,028

Net deferred tax assets/(liabilities)	$18,887	$—	$1,252	$1,640	$(841)	$1,855	$22,793

Deferred taxes for the year ended March 31, 2020 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Transition adjustments on adoption of IFRS 16	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$7,073	$—	$(736)	$—	$—	$(745)	$5,592
Net operating loss carry forward	1,287	—	(430)	—	—	(78)	779
Accruals deductible on actual payment	7,358	2,106	1,226	—	189	(1,054)	9,825
Share-based compensation expense	14,120	—	3,917	(807)	—	(1,129)	16,101
Minimum alternate tax	552	—	135	—	—	(58)	629
Others	482	—	(295)	—	—	(57)	130

Total deferred tax assets	$30,872	$2,106	$3,817	$(807)	$189	$(3,121)	$33,056

Deferred tax liabilities:
Intangible assets	12,183		(753)	—	—	7	11,437
Unrealized gain/(loss) on cash flow hedging and investments	3,539	—	(5)	—	(2,939)	(243)	352
Others	2,084	—	488	—	—	(192)	2,380

Total deferred tax liabilities	$17,806	$—	$(270)	$—	$(2,939)	$(428)	$14,169

Net deferred tax assets/(liabilities)	$13,066	$2,106	$4,087	$(807)	$3,128	$(2,693)	$18,887

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2019 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Transition adjustments on adoption of IFRS 15 & IFRS 9	Recognized in statement of income	Recognized in equity	Recognized in/ reclassified from other comprehensive income	Foreign currency translation	Closing Balance
Deferred tax assets:
Property and equipment	$7,291	$—	$321	$—	$—	$(539)	$7,073
Net operating loss carry forward	2,879	—	(1,559)	—	—	(33)	1,287
Accruals deductible on actual payment	7,424	(1,783)	1,214	—	939	(436)	7,358
Share-based compensation expense	12,770	—	1,980	(46)	—	(584)	14,120
Minimum alternate tax	420	—	153	—	—	(21)	552
Others	328	3	174	—	—	(23)	482

Total deferred tax assets	$31,112	$(1,780)	$2,283	$(46)	$939	$(1,636)	$30,872

Deferred tax liabilities:
Intangible assets	12,662		(573)	—	—	94	12,183
Unrealized gain/(loss) on cash flow hedging and investments	1,759	—	46	—	1,877	(143)	3,539
Others	1,108	—	1,003	—	—	(27)	2,084

Total deferred tax liabilities	$15,529	$—	$476	$—	$1,877	$(76)	$17,806

Net deferred tax assets/(liabilities)	$15,583	$(1,780)	$1,807	$(46)	$(938)	$(1,560)	$13,066

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred tax presented in the consolidated statement of financial position is as follows:

	As at
	March 31, 2021	March 31, 2020
Deferred tax assets	33,022	28,942
Deferred tax liabilities	(10,228)	(10,055)

Net deferred tax assets	$22,794	$18,887

There are unused tax losses amounting to $5,585 as at March 31, 2021 for which no deferred tax asset has been recognized as these losses relate to a tax jurisdiction where the group entity has had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entity in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of the jurisdiction and, if not utilized, would expire on various dates starting from financial year 2022 to 2027. However, in the US, Germany and New Zealand there is no expiry period for the unused tax losses.

Deferred income tax liabilities on earnings of the Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $840,607, $737,776 and $617,038 as at March 31, 2021, 2020 and 2019, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2017, which assess additional taxable income that could in the aggregate give rise to an estimated $27,590 (March 31, 2020: $32,413) in additional taxes, including interest of $9,450 (March 31, 2020: $11,058). These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $57,175 (March 31, 2020: $49,025) in additional taxes, including interest of $19,381 (March 31, 2020: $16,594). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2021, the Company has provided a tax reserve of $10,591 (March 31, 2020: $10,247) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at March 31, 2021, corporate tax returns for years ended March 31, 2017 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,534 (March 31, 2020: $12,127) of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

The Company received an assessment order from the Indian service tax authority, demanding payment of $ 2,037 of service tax for the period April 1, 2014 to June 30, 2017. The tax authorities have rejected input service tax credit on certain types of input services. The Company has orders of assessment pertaining to similar issues for earlier fiscal years that have been decided in favor of the Company by appellate authorities.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2021	2020	2019
Numerator:
Profit after tax	$102,617	$116,769	$105,433
Denominator:
Basic weighted average ordinary shares outstanding	49,765,672	49,726,636	50,139,389
Dilutive impact of equivalent share-based options and RSUs	2,343,077	2,310,304	2,138,724
Diluted weighted average ordinary shares outstanding	52,108,749	52,036,940	52,278,113

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

The Company excluded from the calculation of diluted EPS options and RSUs to purchase 4,995, 3,365 and 33,025 shares for the year ended March 31, 2021, 2020 and 2019, respectively, because their effect will be anti-dilutive.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27. Related party

The following is a list of the Company’s subsidiaries as at March 31, 2021:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands B.V. (1)		The Netherlands

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L.	Costa Rica

	Denali Sourcing Services Inc. (2)	Delaware, USA

	- WNS Denali Sourcing Services Inc. (3)	Delaware, USA

WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom

	WNS Assistance (Legal) Limited (4)	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Legal Assistance LLP (5)	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	- WNS Customer Solutions (Singapore) Private Limited	Singapore

	-WNS Global Services (Australia) Pty Ltd	Australia

	- WNS New Zealand Limited (6)	New Zealand

	- Business Applications Associates Beijing Ltd	China

	WNS Global Services Private Limited (7)	India

	- WNS Global Services (UK) Limited (8)	United Kingdom

	- WNS Global Services SA (Pty) Limited	South Africa

	- WNS B-BBEE Staff Share Trust (9)	South Africa

	- Ucademy (Pty) Limited (10)	South Africa

	- WNS South Africa (Pty) Limited (11)	South Africa

	- MTS HealthHelp Inc. (12)	Delaware, USA

	- HealthHelp Holdings LLC (12)	Delaware, USA

	- HealthHelp LLC (12)	Delaware, USA

	- WNS-HealthHelp Philippines Inc. (13)	Philippines

	- Value Edge Inc. (14)	Delaware, USA

	- Value Edge AG. (14)	Switzerland

	-VE Value Edge GmbH (14)	Germany

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

	WNS Global Services (UK) International Limited (15)	United Kingdom

	- WNS Global Services North Americas Inc. (16)	Delaware, USA

WNS Business Consulting Netherlands B.V. (17)		The Netherlands

	WNS Global Services Philippines Inc. (17)	The Philippines

WNS Gestion des Processus d’Affaire Inc. (18)		Canada

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
(5)

WNS Legal Assistance LLP is a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 28) segment in the UK. During the year ended March 31, 2018, the Company acquired 20% of the equity capital of WNS Legal Assistance LLP from Prettys Solicitors (the non-controlling interest in WNS Legal Assistance LLP) as a consequence of which WNS Legal Assistance LLP has become a wholly-owned subsidiary of WNS Assistance Limited. WNS Legal Assistance LLP is 98.75% owned by WNS Assistance Limited and 1.25% owned by WNS Assistance (Legal) Limited.

(6)	WNS New Zealand Limited, a wholly-owned subsidiary of WNS Global Services (Australia) Pty Ltd, was incorporated on June 13, 2017.
(7)

WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited, WNS Global Services Netherlands B.V. and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 63.18%, of WNS Global Services Netherlands B.V. is 20.84%, and of WNS Customer Solutions (Singapore) Private Limited is 15.98%.

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

(18)	WNS Gestion des Processus d’Affaire Inc. was incorporated on April 28, 2020.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Key management personnel
Adrian T. Dillon	Chairman

Keshav R. Murugesh	Director and Group Chief Executive Officer

Renu S. Karnad (Ceased to be Director from February 14, 2020)	Director

Jason Liberty (Appointed on February 14, 2020)	Director

Swaminathan Rajamani	Chief People Officer

Ronald Gillette (Ceased to be Director from January 31, 2019)	Chief Operating Officer

Gautam Barai (Appointed on January 31, 2019)	Chief Operating Officer

Sanjay Puria	Group Chief Financial Officer

Gareth Williams	Director

Michael Menezes	Director

John Freeland	Director

Françoise Gri	Director

Keith Haviland (Appointed on July 1, 2017)	Director

Mario P. Vitale (Appointed on October 27, 2017)	Director

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2021	2020	2019
Key management personnel*
Remuneration and short-term benefits	7,380	6,959	6,464
Defined contribution plan	105	114	97
Other benefits	47	54	16
Share-based compensation expense	14,830	17,167	14,957

*	Defined benefit plan related costs are not disclosed as these are determined for the Company as a whole.

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

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2021 are as follows:

	Year ended March 31, 2021
	WNS Global BPM	WNS Auto Claims BPM	Inter segments (1)	Total
Revenue from external customers	$858,023	$54,620	$—	$912,643
Segment revenue	$858,368	$54,620	$(345)	$912,643
Payments to repair centers	—	43,942	—	43,942

Revenue less repair payments (non-GAAP)	858,368	10,678	(345)	868,701
Depreciation	48,302	621	—	48,923
Other costs	620,487	12,630	(345)	632,772

Segment operating profit/(loss)	189,579	(2,573)	—	187,006
Other income, net	(11,847)	(617)	—	(12,464)
Finance expense	14,758	69	—	14,827

Segment profit/(loss) before income taxes	186,668	(2,025)	—	184,643
Income tax expense	29,661	413	—	30,074

Segment profit/(loss)	157,007	(2,438)	—	154,569
Amortization of intangible assets				13,722
Share-based compensation expense				38,230

Profit after tax				$102,617

Addition to non-current assets (2)	$46,806	$1,792	$—	$48,598
Total assets, net of elimination	979,281	126,867	—	1,106,148
Total liabilities, net of elimination	$329,192	$92,864	$—	$422,056

(1)	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.
(2)	Addition to non-current assets include additions made to property and equipment, right-of-use assets and intangible assets.

No client individually accounted for more than 10% of the total revenue during the year ended March 31, 2021.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2020 are as follows:

	Year ended March 31, 2020
	WNS Global BPM	WNS Auto Claims BPM	Inter segments (1)	Total
Revenue from external customers	$881,840	$46,418	$—	$928,258
Segment revenue	$882,016	$46,418	$(176)	$928,258
Payments to repair centers	—	32,047	—	32,047

Revenue less repair payments (non-GAAP)	882,016	14,371	(176)	896,211
Depreciation	46,722	498	—	47,220
Other costs	630,375	14,946	(176)	645,145
Impairment of goodwill (Refer Note 9)	—	4,085	—	4,085

Segment operating profit/(loss)	204,919	(5,158)	—	199,761
Other income, net	(13,298)	(1,077)	—	(14,375)
Finance expense	16,932	79	—	17,011

Segment profit/(loss) before income taxes	201,285	(4,160)	—	197,125
Income tax expense	27,387	(204)	—	27,183

Segment profit/(loss)	173,898	(3,956)	—	169,942
Amortization of intangible assets				15,653
Share-based compensation expense				37,520

Profit after tax				$116,769

Addition to non-current assets (2)	$42,973	$1,760	$—	$44,733
Total assets, net of elimination	892,572	119,757	—	1,012,329
Total liabilities, net of elimination	$339,660	$85,559	$—	$425,219

(1)	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.
(2)	Addition to non-current assets include additions made to property and equipment, right-of-use assets and intangible assets.

No client individually accounted for more than 10% of the total revenue during the year ended March 31, 2020.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2019 are as follows:

	Year ended March 31, 2019
	WNS Global BPM	WNS Auto Claims BPM	Inter segments (1)	Total
Revenue from external customers	$774,235	$34,885	$—	$809,120
Segment revenue	$774,309	$34,885	$(74)	$809,120
Payments to repair centers	—	15,166	—	15,166

Revenue less repair payments (non-GAAP)	774,309	19,719	(74)	793,954
Depreciation	20,130	204	—	20,334
Other costs	588,289	19,555	(74)	607,770

Segment operating profit/(loss)	165,890	(40)	—	165,850
Other income, net	(12,572)	(2,022)	—	(14,594)
Finance expense	3,204	—	—	3,204

Segment profit before income taxes	175,258	1,982	—	177,240
Income tax expense	25,503	216	—	25,719

Segment profit	149,755	1,766	—	151,521
Amortization of intangible assets				15,783
Share-based compensation expense				30,305

Profit after tax				$105,433

Addition to non-current assets (2)	$29,583	$2,224	$—	$31,807
Total assets, net of elimination	667,261	118,369	—	785,630
Total liabilities, net of elimination	$156,298	$76,913	$—	$233,211

(1)	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.
(2)	Addition to non-current assets include additions made to property and equipment, right-of-use assets and intangible assets.

No client individually accounted for more than 10% of the total revenue during the year ended March 31, 2019.

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External revenue

Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended March 31,
	2021	2020	2019
Jersey, Channel Islands	$—	$—	$—
North America (primarily the US)	403,527	392,601	335,880
UK	286,646	291,295	253,962
Australia	70,297	79,875	77,187
Europe (excluding the UK)	61,381	74,308	56,383
South Africa	26,450	35,429	38,866
Rest of the world	64,342	54,750	46,842

Total	$912,643	$928,258	$809,120

The Company’s non-current assets by geographic area, which consists of property and equipment and right-of-use assets are as follows:

	As at March 31,
	2021	2020
Jersey, Channel Islands	$—	$—
India	108,971	89,909
Philippines	58,149	70,028
South Africa	16,737	17,969
North America	16,601	16,423
UK	6,396	6,260
Rest of the world	12,184	15,493

Total	$219,038	$216,082

WNS (HOLDINGS) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

29. Commitment and contingencies

Capital commitments

As at March 31, 2021 and 2020, the Company had committed to spend approximately $7,027 and $9,586, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $1,264 and $1,358 as at March 31, 2021 and March 31 2020, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $766 and $660 as at March 31, 2021 and March 31 2020, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

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

The capital structure as at March 31, 2021 and 2020 was as follows:

	As at March 31,
	2021	2020	% Change
Total equity attributable to the equity shareholders of the Company	$684,092	$587,110	17%
As percentage of total capital	98%	95%
Long-term debt (1)	16,800	33,600	(49)%
Total debt	$16,800	$33,600	(49)%
As percentage of total capital	2%	5%

Total capital (debt and equity)	$700,892	$620,710	13%

Note:

(1)	Before netting off debt issuance cost of $52 and $178 as at March 31, 2021 and March 31, 2020, respectively.

The Company is predominantly equity-financed. This is also evident from the fact that debt represents only 2% and 5% of total capital as at March 31, 2021 and 2020, respectively.