Form 20-F
period 2022-03-31
WNS (HOLDINGS) LTD
filed 2022-05-17
CIK 1356570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2022
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
As at March 31, 202
2
, 48,849,907 ordinary shares, par value 10 pence per share, were issued and outstanding, of which
48,618,585
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
of the Exchange Act).    ☐  Yes    ☒  No

WNS (HOLDINGS) LIMITED

Ex-2.3
Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended
Ex 4.4 Form of the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Exhibit 99.1 of WNS (Holdings) Limited’s Report on Form
6-K
(File
No. 001-32945),
as furnished to the Commission on July 16, 2021
Ex 4.9 Lease Deed dated December 16, 2020 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park.
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
Ex-15.1
Consent of Grant Thornton Bharat LLP, independent registered public accounting firm

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	our dependence on a limited number of clients in a limited number of industries;

•	the impact of the ongoing coronavirus disease 2019 (“COVID-19”) pandemic on our and our clients’ business, financial condition, results of operations and cash flows;

•	currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	increasing competition in the BPM industry;

•	technological innovation;

•	our liability arising from cybersecurity attacks, fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to collect our receivables from, or bill our unbilled services to, our clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

•
our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share;

•	future regulatory actions and conditions in our operating areas;

•	our ability to manage the impact of climate change on our business; and

•	volatility of our ADS price.
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
A. [Reserved]
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
Risks Related to Our Business
The global economic and
geo-political
conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.
The global outbreak and spread of the disease caused by the severe acute respiratory syndrome coronavirus known as
COVID-19,
which was reported to have surfaced in December 2019, has caused a slowdown in growth of the global economy. The global economy is entering a pronounced slowdown in 2022 after having shown some momentums of growth in 2021. The global spread of
COVID-19
has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. Global prospects remain highly uncertain as the
COVID-19
pandemic resurgence and economic recoveries diverge across countries and sectors, reflecting variations in pandemic-induced disruptions and the extent of policy support. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. For further information, see “— Our business operations and future growth have been, and may continue to be, negatively impacted on account of the
COVID-19
pandemic.”
In February 2022, a military conflict arose between Russia and Ukraine, with the latter being supported by countries in the NATO alliance as well as others around the globe, including imposition of financial and trade sanctions against Russia. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In the event the conflict continues or extends beyond Ukraine, together with reduction or stoppage of energy exports from Russia, the global economy could face a recessionary downturn. We have operations in Poland and Romania, which border Ukraine and are partly dependent on gas supplies from Russia for their energy needs. The economies of Poland and Romania may be materially and adversely affected in the event of any disruption of gas supplies or extension of the conflict beyond Ukraine. In addition, as a result of the ongoing military conflict, there has been a growing number of migrants in Poland and Romania. Such an influx of migrants could lead to rising inflations in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries.
The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU as well as other countries, such as the United States, Australia, and New Zealand. In particular, the UK and the EU have ratified a trade and cooperation agreement governing their future relationship and the UK continues to negotiate agreements on specific areas of trade and economic arrangements with other countries. The
UK-EU
trade and cooperation agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.
29.5% of our revenues and 23.8% of our revenue less repair payments
(non-GAAP)
in fiscal 2022 and 28.0% of our revenues and 24.4% of our revenue less repair payments
(non-GAAP)
in fiscal 2021 are denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective, however there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.
In many countries globally there are concerns over rising inflation and potential economic recessions, including due to the impacts of the
COVID-19
pandemic. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken global economies. In parts of Europe and India where we operate, there are similar signs of continued economic slowdown and weakness. Sri Lanka, where we have operations, is facing a significant economic crisis resulting from rapidly depleting foreign reserves, a depreciating local currency, and rising prices. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global economic slowdown may be further prolonged by subsequent outbreaks of
COVID-19
in countries which are taking, or which have taken, steps to ease lockdown measures; such outbreaks may require those countries to extend their lockdown measures or roll-back previous measures taken to facilitate the re-opening
of their economies.
These economic and
geo-political
conditions have affected, and may continue to affect, our business in a number of ways, as we have operations in 12 countries and we service clients across multiple geographic regions. The general level of economic activity, such as decreases in business and consumer spending, may result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, has adversely affected, and may continue to adversely affect, our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, and further affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. In the US, there is concern over slowing economic growth and continuing trade tensions.
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
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2022 and 2021, our five largest clients accounted for 27.1% and 26.8% of our revenue and 27.6% and 27.6% of our revenue less repair payments
(non-GAAP),
respectively. In fiscal 2022 and 2021, our three largest clients accounted for 18.1% and 19.2% of our revenue and 19.6% and 20.2% of our revenue less repair payments
(non-GAAP),
respectively. In fiscal 2022, our largest client individually accounted for 7.3% and 7.9% of our revenue and revenue less repair payments
(non-GAAP),
respectively, as compared to 8.1% and 8.5% in fiscal 2021, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.
For example, in October 2021, we ceased to provide certain services to a telecommunications company which was one of our top fifteen customers by revenue contribution in fiscal 2021 as a result of consolidation initiatives of the customer. The customer accounted for 2.4% and 3.1% of our revenue and 2.6% and 3.2% of our revenue less repair payments
(non-GAAP)
in fiscal 2021 and in fiscal 2020, respectively.
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
A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another BPM service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia. Economic slowdowns or factors that affect these industries or the economic environment in the US, the UK, Europe or Australia could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the insurance industry, healthcare industry and the travel and leisure industry. In fiscal 2022 and 2021, 29.9% and 29.2% of our revenue, respectively, and 24.3% and 25.6% of our revenue less repair payments
(non-GAAP),
respectively, was derived from clients in the insurance industry. During the same periods, clients in the healthcare industry contributed 17.7% and 18.9% of our revenue, respectively, and 19.1% and 19.9% of our revenue less repair payments
(non-GAAP),
respectively and clients in the travel and leisure industry contributed 14.8% and 14.2% of our revenue, respectively, and 16.0% and 14.9% of our revenue less repair payments
(non-GAAP),
respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.
The current global economic slowdown has affected, and may continue to affect, both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “— The global economic and geo-political
conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. Our results of operations depend on, among other things, our ability to maintain and increase our sales volume with existing clients and to attract new clients. The impact of the
COVID-19
pandemic has affected, and may continue to affect, the demand for our services across industries from a number of clients, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. A downturn in any of our targeted industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For instance, the travel and leisure industry is presently impacted by travel restrictions imposed by governments across the globe, as a response to the
COVID-19
outbreak, and the resulting reduction in business and personal travel. While such restrictions are being gradually eased over time, the volume of business from our travel and leisure clients may continue to be lower than in previous years. In addition, the ongoing military conflict between Russia and Ukraine, especially in the event of further escalation beyond the borders of Ukraine and potential cascading effects of the sanctions on Russia, could have a material adverse effect on global trade and travel. Our business has been, and we expect it will continue to be, impacted across industry verticals due to the
COVID-19
pandemic and the Russia-Ukraine conflict. We have observed demand reductions in a range of verticals, particularly travel and leisure, insurance, diversified businesses (especially manufacturing and retail) and utilities during fiscal 2022, as compared to demand levels prior to the
COVID-19
pandemic.
In addition, any further weakening of or continuing uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements. Additionally, the
COVID-19
pandemic has caused, and may continue to cause significant financial distress to some of our clients. These issues impacting our clients have in turn reduced, and may continue to reduce, the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in the US, the UK, Europe and Australia. In fiscal 2022 and 2021, 45.4% and 44.2% of our revenue, respectively, and 49.1% and 46.5% of our revenue less repair payments
(non-GAAP),
respectively, were derived from clients located in the US. During the same periods, 32.8% and 31.4% of our revenue, respectively, and 27.4% and 27.9% of our revenue less repair payments
(non-GAAP),
respectively, were derived from clients located in the UK, 6.1% and 6.7% of our revenue, respectively, and 6.6% and 7.1% of our revenue less repair payments
(non-GAAP),
respectively, were derived from clients located in Europe (excluding the UK), and 6.1% and 7.7% of our revenue, respectively, and 6.6% and 8.1% of our revenue less repair payments
(non-GAAP),
respectively, were derived from clients located in Australia. Although we have not had any significant project cancelations to date, we have agreed to limited volume commitment and payment term concessions with certain clients that have been significantly affected by the
COVID-19
pandemic. Any further weakening of or continuing uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.
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

Our business operations and future growth have been, and may continue to be, negatively impacted on account of the
COVID-19
pandemic.
Countries around the world have started easing restrictions imposed over the past two years during the global outbreak of
COVID-19,
including the removal or relaxation of travel restrictions. However, the global outbreak of
COVID-19
continues to evolve, with a resurgence of infections seen in several countries around the world and the re-imposition
of restrictions as a result thereof. The
COVID-19
pandemic continues to be active, at varying levels, in the majority of countries around the world, including countries where all of our delivery centers are located, and has created, and continues to create, significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling ecosystem necessary for our business to operate smoothly, have impacted, and continue to impact, our ability to fully deliver services to our clients especially from our delivery centers. Such measures present concerns that may have affected, and continue to affect, our ability to conduct our business effectively, including, but not limited to adverse effects on employees’ health, a slowdown and often a stoppage of delivery, work, travel and other activities which are essential and critical for maintaining on-going
business activities. Our ability to continue operations is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity and the sustainability of social infrastructure to enable our remote-working employees to continue delivering services. See also “– If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.”
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
COVID-19
pandemic.
Following guidance from local public health authorities in the countries in which we operate, we have taken various measures, and transitioned into new processes, to help reduce the spread of the virus and maintain the health and safety of our workforce, including but not limited to, implementing remote-working arrangements, restricting access to sites and implementing other measures to help maintain the safety of our workforce, which will allow us to carry out operations from our delivery centers when the local public health authorities allow it. The effects of these policies have negatively impacted, and may continue to negatively impact, productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Some of these measures have required, and continue to require, us to provide services and operate client processes in an unsupervised environment, and while this has been acknowledged by our clients, such alternative operating models may result in breaches of our contractual obligations. Also, if a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.
For example, in India, the Philippines, South Africa and the United States, we have large concentrations of employees performing critical operations. The closure or partial closure of those facilities, or restrictions inhibiting our employees’ ability to access those facilities, during the past two years had disrupted our ability to provide our services and solutions to our clients and had resulted in, among other things, losses of revenue. Similar closure and restrictions continue to be required to be imposed to varying degrees in different jurisdictions from time to time, and such closure and restrictions continue to cause such disruptions to our business. In addition, clients may defer decision making or delay planned work. Certain of our clients have entered into insolvency proceedings as a result of the
COVID-19
pandemic, and terminated their current agreements with us. International, as well as domestic, travel bans imposed as emergency measures by governments, our reduced ability to hire new employees, disruptions to our supply chain, lockdowns in geographies where clients are located and temporary closure of our delivery centers have impaired, and may continue to impair, our ability to sell new business or expand our relationships with existing clients and hence may have an impact on our growth, financial condition, results and/or ADS price. Further, we might suffer delays in managerial and financial reporting and SEC filings, inability to perform audits and apply effective financial controls, or failures under other regulatory or compliance requirements to which we are subject.
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
period-to-period
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
Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars, Euro and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine peso. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar, Euro or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine peso would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling, Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Fluctuations between the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro or the Australian dollar, on the one hand, and the US dollar, on the other hand, expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro or the Australian dollar, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. The ongoing
COVID-19
pandemic has impacted, and may continue to impact, the proper functioning of financial and capital markets and may result in unpredictable fluctuations in foreign currency exchange rates.
In addition, the military conflict between Russia and Ukraine may result in a global economic downturn and may result in unpredictable fluctuations in foreign currency exchange rates, and in particular, may negatively impact the Euro, the pound sterling and other currencies in which our revenue is denominated. The withdrawal of the UK from the EU in January 2020 has created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU. See “— The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our operations in the UK and EU, which could reduce the value of our ADS.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.
The average Indian rupee to US dollar exchange rate was approximately
₹
74.49 per $1.00 in fiscal 2022, which represented a depreciation of the Indian rupee by an average of 0.3% as compared with the average exchange rate of approximately
₹
74.25 per $1.00 in fiscal 2021, which in turn represented a depreciation of the Indian rupee by an average of 4.7% as compared with the average exchange rate of approximately
₹
70.91 per $1.00 in fiscal 2020.
The average pound sterling to US dollar exchange rate was approximately £0.73 per $1.00 in fiscal 2022, which represented an appreciation of the pound sterling by an average of 4.6% as compared with the average exchange rate of approximately £0.77 per $1.00 in fiscal 2021, which in turn represented an appreciation of the pound sterling by an average of 2.7% as compared with the average exchange rate of approximately £0.79 per $1.00 in fiscal 2020.
The average Australian dollar to US dollar exchange rate was approximately A$1.35 per $1.00 in fiscal 2022, which represented an appreciation of the Australian dollar by an average of 3.0% as compared with the average exchange rate of approximately A$1.39 per $1.00 in fiscal 2021, which in turn represented an appreciation of the Australian dollar by an average of 5.3% as compared with the average exchange rate of approximately A$1.47 per $1.00 in fiscal 2020.
The average Euro to US dollar exchange rate was approximately €0.860 per $1.00 in fiscal 2022, which represented a depreciation of the Euro by an average of 0.3% as compared with the average exchange rate of approximately €0.857 per $1.00 in fiscal 2021, which in turn represented an appreciation of the Euro by an average of 5.0% as compared with the average exchange rate of approximately €0.900 per $1.00 in fiscal 2020.
The average South African rand to US dollar exchange rate was approximately R14.85 per $1.00 in fiscal 2022, which represented an appreciation of the South African rand by an average of 9.3% as compared with the average exchange rate of approximately R16.37 per $1.00 in fiscal 2021, which in turn represented a depreciation of the South African rand by an average of 10.9% as compared with the average exchange rate of approximately R14.76 per $1.00 in fiscal 2020.
The average Philippine peso to US dollar exchange rate was approximately PHP50.07 per $1.00 in fiscal 2022, which represented a depreciation of the Philippine peso by an average of 2.2% as compared with the average exchange rate of approximately PHP49.00 per $1.00 in fiscal 2021, which in turn represented an appreciation of the Philippine peso by an average of 4.7% as compared with the average exchange rate of approximately PHP51.43 per $1.00 in fiscal 2020.
Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, if the South African rand or the Philippine peso appreciates significantly against the US dollar.
For example, the depreciation of the Indian rupee and the Philippine peso and the appreciation of the pound sterling and the Australian dollar against the US dollar in fiscal 2022 positively impacted our results of operations whereas the appreciation of the South African rand against the US dollar negatively impacted our results of operations during that year.
The depreciation of the Indian rupee and the South African rand against the US dollar in fiscal 2021 positively impacted our results of operations whereas the appreciation of the Philippine peso against the US dollar negatively impacted our results of operations during that year.
We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.
The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.
We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, Canada, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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
We have operations in 12 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our and our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the California Consumer Privacy Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. Countries around the world, including those where we have business operations and where we service customers for our clients, have adopted or have proposed to adopt in the near future, comprehensive privacy and personal data protection laws, including the Protection of Personal Information Act (POPI) in South Africa and the upcoming Personal Data Protection Bill (PDPB) in India. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid.
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

We face competition from onshore and offshore BPM companies and from information technology companies that also offer BPM services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, business process transformation capabilities and industry expertise. We face significant competition from our clients’ own in-house
groups including, in some cases,
in-house
departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore BPM and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. The
COVID-19
pandemic further hastened the development and adoption of such technological changes that may accelerate the pace of disintermediation, which may impact the services that the BPM industry currently provides.
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
Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing BPM companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as artificial intelligence, machine learning, robotic process automation and voice recognition, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on BPM companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.
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

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. For instance, we depend on a continuous supply of electricity to operate our IT infrastructure. As a result of the
COVID-19
pandemic, we have adopted a hybrid-working model, whereby a significant portion of our employees are working from home. While we have implemented multiple levels of electrical redundancies at our operating premises to mitigate against the risk of power shortage, such measures may not be available at our employees’ homes. Several countries where we operate from could face power shortage in the future, which may disrupt our operations, including for employees working from home, and slow down the expansion of our operations in these countries. For instance:

•
South Africa has been facing widespread rolling power blackouts, with the current period of rolling blackouts taking place since March 2021, due to breakdowns in multiple power stations resulting in planned and unplanned power outages.

•	Sri Lanka has been unable to import sufficient oil required for electricity generation due to a foreign exchange crisis since 2021 and has experienced nationwide power cuts.

•	Poland and Romania are partly dependent on supply of gas from Russia for their electricity generation, which may be impacted as a result of the ongoing conflict between Ukraine and Russia.

•	India faced temporary power shortages in October-November 2021 as a result of shortages of coal used to generate electricity.
Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made
events such as military conflicts, civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises.
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
reviews, such measures can never completely eliminate the risk of cybersecurity attacks. Additionally, remote-working solutions deployed during the
COVID-19
pandemic could potentially result in heightened information technology security and data protection risks on account of services being delivered in a physically unsupervised environment. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.
The threat of cyberattacks has increased and evolved in recent years. In particular, during the
COVID-19
pandemic, many companies across the world, including us, have experienced a significant increase in attempted malicious attacks. To date, although there has not been a material cybersecurity attack that has had an adverse effect on our operations, there can be no assurance that there will be no material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.
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
The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2023 (including work orders/statement of works that will expire on or before March 31, 2023) represented approximately 12.8% of our revenue and 13.8% of our revenue less repair payments
(non-GAAP)
from our clients in fiscal 2022. Failure to meet contractual requirements could result in cancellation or non-renewal
of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end
business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.
For example, in October 2021, we ceased to provide services to a telecommunications company which was one of our top fifteen customers by revenue contribution in fiscal 2021 as a result of consolidation initiatives of the customer. The customer accounted for 2.4% and 3.1% of our revenue and 2.6% and 3.2% of our revenue less repair payments
(non-GAAP)
in fiscal 2021 and in fiscal 2020, respectively. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

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
We have based our strategy of future growth on certain assumptions regarding our industry, services, and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. In addition, we cannot accurately predict the impact that the
COVID-19
pandemic might have on our clients’ outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore outsourcing due to the pressures they may face from increased unemployment in the regions in which they operate as a result of the
COVID-19
pandemic.
The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US
affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.
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
In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. In fiscal 2019, we added new facilities in Palma, Spain, and the Philippines. In fiscal 2020, we added new facilities in Pune and Gurgaon, India and the Philippines. In fiscal 2021, we added new facilities in Gurgaon, India, Australia and the Philippines. In fiscal 2022, we added new facilities in Hyderabad, India and the Philippines. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional delivery centers in the Asia Pacific, North America and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.
We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 52,081 as at March 31, 2022 from 34,547 as at March 31, 2017. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. In fiscal 2019, we added new facilities in Palma, Spain and the Philippines. In fiscal 2020, we added new facilities in Pune and Gurgaon, India and the Philippines. In fiscal 2021, we added new facilities in Gurgaon, India, Australia and the Philippines. In fiscal 2022, we added new facilities in Hyderabad, India and the Philippines. We have delivery centers across 12 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific, North America and Europe.
We have also completed numerous acquisitions. For example, in the first quarter of fiscal 2017, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry based in India, the US and Europe. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions based in the United States. In March 2017, we acquired HealthHelp, an industry leader in care management based in the United States. For more information about more recent acquisitions, see “— We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.”

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
We are subject to various risks relating to human capital management.
We face risks with respect to the management of human capital resources. If not managed properly, these risks could compromise our future success and harm our business. These risks are discussed in detail below.
Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the BPM industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation”. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The BPM industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The BPM industry, including our company, experiences high employee attrition. As companies, including our company, transition from a “work from home” model to a return to the office, we may face higher levels of attrition if employees are unwilling to return to pre-COVID
working schedules. In addition, client mandates that restrict our delivery of services remotely could also adversely affect our ability to attract talents in the future. During each of fiscal 2022, 2021 and 2020, the attrition rate for our employees who have completed six months of employment with us was 36%, 22% and 30%, respectively. We cannot assure you whether our attrition rate will increase or decrease in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the BPM industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
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
Our success in attracting talent depends on our ability to foster a culture of diversity, equity and inclusion at our workplace. We are focused on promoting a range of matters to help foster our workplace culture, including diversity, equal opportunities, non-discrimination,
inclusion and employee health and safety. We have adopted policies to promote compliance with laws and regulations as well as to foster a respectful workplace for all employees. Any failure in adhering to these policies could harm our reputation and result in negative publicity, thereby negatively affecting our ability to attract and retain talent.
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
While we had no indebtedness as of March 31, 2022, we had in the past incurred a substantial amount of indebtedness in connection with our acquisitions. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Generally, our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

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
To fund our capital expenditures, service indebtedness and fund other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.
Our ability to fund planned capital expenditures and to make payments on outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given the recent global economic slowdown and that uncertainty over global economic conditions remains, including on account of the
COVID-19
pandemic and the Russia-Ukraine military conflict, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations, or that our credit facilities will be available or sufficient. If the current global economic slowdown and uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing, which may not be available to us on favorable terms or at all.
If we cannot fund our capital expenditures, service indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

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
Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for BPM outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India, may reduce this competitive advantage. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to determine with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
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
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes have been, and continue to be, impacted by market conditions affecting the travel industry, including natural disasters, outbreak of infectious diseases (such as the
COVID-19
pandemic, which led to a significant fall in air travel volumes) or other serious public health concerns, military conflict and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. The extent to which the
COVID-19
pandemic impacts the length of sales cycle for our services will depend on numerous evolving factors that we may not be able to accurately predict, including resurgence of the pandemic, the duration and scope thereof; the effect on our potential and existing clients and client demand for our services and solutions; our ability to sell and provide our services and solutions; the ability of our clients to pay for our services and solutions; and any further closures of our and our clients’ offices and facilities. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.
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
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2022, 2021 and 2020, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up
at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability. The
COVID-19
pandemic has also led to, and may continue to lead to, increased costs, as we have to incur additional expenses in relation to the measures we have implemented to safeguard our employees’ health and safety and client operations, such as enhanced sanitization measures at our office premises, laptop rental costs for employees who are working remotely, telecommunications costs for mobile broadband devices, additional software licenses and logistics costs for the movement of equipment and we may need to pay higher costs for compensation, rental, accommodation and other fixed costs as a result of disruptions caused by the continued spread of the virus.

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
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. It is possible that in the future, we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.
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
In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. There is no assurance that these acquisitions will be profitable for us. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. For more information see “— The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and government policy changes of multiple jurisdictions.”
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
As at March 31, 2022, we had goodwill and intangible assets of approximately $189.0 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations in fiscal 2017. During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. See also “— The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, if the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited, a provider of offshore analytics services which we acquired in 2007, and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.
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
Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the BPM industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “— Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to determine with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In December 2019, the Parliament of India passed the Citizenship (Amendment) Act, 2019, which provides citizenship to religious minorities in Pakistan, Bangladesh and Afghanistan, prompting protests across India. In addition, there are concerns over the slowing growth of India’s economy and the negative impact that
COVID-19
has had, and may continue to have, on our business, financial condition, results of operations and cash flows. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.
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
We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS
B-BBEE
Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. In fiscal 2022, the voting rights were increased to 48.84% to help ensure WNS South Africa (Pty) Ltd maintains the same level of rating. We achieved a level one rating in respect of WNS South Africa (Pty) Ltd in May 2022, which is valid until April 2023 whereas the BBBEE verification audit for WNS Global Services SA (Pty) Limited is currently in progress and the new rating is expected to be issued in the first quarter of fiscal 2023. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved a level six rating in respect of WNS Global Services SA (Pty) Limited in our last BBBEE verification audit in February 2021, which is valid until February 2022.
With the achievement of a level six rating in respect of WNS Global Services SA (Pty) Limited and a level one rating in respect of WNS South Africa (Pty) Ltd, we currently continue to meet the minimum BBBEE rating required under our contracts with South African clients and be eligible for government grants associated with our domestic and international business.
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
In fiscal 2022, fiscal 2021 and 2020, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $20.9 million, $11.1 million and $17.7 million in additional income tax expense on our combined operations in our Special Economic Zone operations in India, the Philippines and Sri Lanka, if the tax holidays and exemptions described below had not been available for the respective periods.
We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate.
In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate of 34.95% in fiscal 2022, fiscal 2021 and 2020. In December 2019, the Government of India enacted the India Tax Law effective retroactively to April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with Special Economic Zones and certain other tax incentives and may not reverse its election. Our current intent is to continue to be subject to the current rate of 34.95% and claim tax holidays associated with SEZ. See “Part I — Item 4. Information on the Company — B. Business Overview — Regulations.”
When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws, changes the conditions or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. For example, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to us. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
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
The UK has revised the corporate tax rate from 19% to 25% from fiscal 2024. South Africa has reduced the corporate tax rate from 28% to 27% from fiscal 2023. The US Government has proposed to increase the US corporate tax rate. Once effective, this tax rate increase will have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.
Member countries of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting have agreed on a two Pillar approach to address the tax challenges arising from the digitalization of the global economy. This is expected to alter the global tax landscape. The rules to operationalize the implementation of these changes have been recently issued and may have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

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
From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment in fiscal 2003 through fiscal 2018 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated
₹
1,867.0 million ($24.6 million based on the exchange rate on March 31, 2022) in additional taxes, including interest of
₹
470.9 million ($6.2 million based on the exchange rate on March 31, 2022).
These orders of assessment allege, among others, that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited (“WNS BCS”), each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length
terms, disallow a tax holiday benefit claimed by us, deny the set-off
of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2022 we have provided a tax reserve of
₹
774.3 million ($10.2 million based on the exchange rate on March 31, 2022) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations —Tax Assessment Orders.”
In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of
₹
5,435.2 million ($71.7 million based on the exchange rate on March 31, 2022) in additional taxes, including interest of
₹
1,931.3 million ($25.5 million based on the exchange rate on March 31, 2022). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.
In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited
₹
898.1 million ($11.8 million based on the exchange rate on March 31, 2022) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.
As at March 31, 2022, corporate tax returns in fiscal 2019 and thereafter remain subject to examination by tax authorities in India.
After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to dispute the orders of assessment.
In fiscal 2021, the Company received an assessment order from the Indian service tax authority, demanding payment of
₹
148.9 million ($2.0 million based on the exchange rate on March 31, 2022) towards service tax for the period April 1, 2014 to June 30, 2017. The tax authorities have rejected input service tax credit on certain types of input services. The Company has orders of assessment pertaining to similar issues for earlier fiscal years that have been decided in favor of the Company by appellate authorities. We intend to dispute the order of assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2022) in connection with the review of our tax return in fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to dispute the assessment.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.
Terrorist attacks, civil unrest and other acts of violence in any of the countries in which we operate or their neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war in any of the countries in which we operate or their neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. For example, South Asia has, from time to time, experienced instances of terrorism, civil unrest and hostilities in and among neighboring countries, including Sri Lanka, India and Pakistan. In February 2022, a military conflict arose between Russia and Ukraine, and we have operations in Poland and Romania, which border Ukraine. While the conflict has not presently spread beyond Ukraine, such an escalation in the future may directly impact our operations in those countries. In April 2019, several churches and hotels in Sri Lanka, including premises within one kilometer of one of our delivery centers, were targeted in a series of coordinated terrorist bombings. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Parliament of India, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could disrupt our operations or influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
Climate change risks, if not managed properly, can adversely affect our operations and profitability.
Enterprises are increasingly focused on managing risks arising from climate change and compliance with relevant laws and regulations. Extreme weather due to climate change can lead to epidemics as well as business disruptions. Climate change events can result in physical damage to our building infrastructure and other physical assets, disrupt the continued functioning of infrastructures such as the transportation network and utilities in the countries where we operate and negative affect the morale of our employees. For example, drought can result in increases in food prices and food shortages. Changes in the availability of natural resources like water in countries where we operate could directly impact our operations and our employees’ livelihood, which could impact our ability to do business and to ensure business continuity.
In response to increasing awareness in climate change and other related socio-environmental issues, clients increasingly request for our emission performance during the RFP or bidding stage. This could translate into filtering criteria or other parameters in the clients’ process of selecting their service providers. If our performance is not managed in these areas, it may adversely impact our ability to compete and win contracts.
As countries worldwide undertake to lower greenhouse gas emissions, we may be increasingly subject to regulatory requirements relating to reduced emissions, including carbon tax and other emission reduction targets Such new regulations can lead to increased cost of compliance including reporting and disclosure requirements. Risks resulting from potential violations or non-compliance
with such laws and regulations can impact our profitability through penalties and/or by limiting our ability to operate in certain countries and can also adversely affect our reputation and brand.
Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. Further, the
COVID-19
pandemic resulted in the temporary suspension of existing visas and several governments not granting new visas. While a number of countries have resumed the issuance of visas and are reopening of their borders for travel, continuing or intermittent restrictions on visas and travel may recur in the future. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
If more stringent labor laws become applicable to us, our profitability may be adversely affected.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the BPM industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

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
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2022, we had 48,849,907 ordinary shares outstanding (excluding Nil treasury shares), including 48,618,585 shares represented by 48,618,585 ADSs. In addition, as at March 31, 2022, a total of 2,943,777 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated, the “2006 Incentive Award Plan”) and our 2016 Incentive Award Plan (as amended and restated, the “2016 Incentive Award Plan”). All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in BPM;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.
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

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “— Risks Related to Our Business — Our loan agreements impose operating and financial restrictions on us and our subsidiaries.”
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
Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes (“PFIC”) with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US
corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation” of our annual report on Form
20-F
for our fiscal year ended March 31, 2022) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US holder.
If a United States person is treated as owning at least 10% of our ordinary shares (or ADSs), such holder may be subject to adverse US federal income tax consequences.
If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares (or ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more US subsidiaries, certain of our non-US
subsidiaries could be treated as controlled foreign corporations regardless of whether we are or are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed
income” and investments in US property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US
subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to certain controlled foreign corporations. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in our ordinary shares (or ADSs).

Our share repurchase programs could affect the price of our ADSs.
In March 2018, our shareholders authorized our 2018 share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Pursuant to the terms of our 2018 share repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date on which the shareholders approved our 2018 share repurchase program. To date, we have repurchased 3,300,000 ADSs in the open market under this repurchase program and completed the authorized repurchases under this share repurchase program. We funded the repurchases under this repurchase program with cash on hand.
In September 2020, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021 to March 31, 2024. To date, we have repurchased 1,100,000 ADSs in the open market under this repurchase program.
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
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and the majority of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US. Furthermore, shareholders of Jersey companies may not have standing to initiate a shareholders derivative action in courts of the US.

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
Our agent for service in the US is our subsidiary, WNS North America Inc., 515 Madison Avenue, 8th Floor, New York, NY 10022.
We began operations as an
in-house
unit of British Airways in 1996 and became a business process outsourcing service provider for third parties in fiscal 2003. Warburg Pincus acquired a controlling stake in our company from British Airways in May 2002 and inducted a new senior management team.
Fiscal 2003 — 2008
We made a number of acquisitions that helped expand our service offerings. These acquisitions included:

•	Town and Country Assistance Limited (which we subsequently rebranded as WNS Assistance and which is part of WNS Auto Claims BPM), a UK-based automobile claims handling company, in fiscal 2003;

•	the health claims management business of Greensnow Inc. in fiscal 2004;

•	Trinity Partners Inc. (which we subsequently merged into our subsidiary, WNS North America Inc.), a provider of BPM services to financial institutions, focusing on mortgage banking, in fiscal 2006;

•	The fare audit services business of PRG Airlines Services Limited and the financial accounting business of GHS Holdings LLC in fiscal 2007;

•	Marketics, a provider of offshore analytics services, in fiscal 2008; and

•	Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), a company engaged in the development and maintenance of software products and solutions, in fiscal 2008
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
Fiscal 2009 — Fiscal 2013
We acquired a number of companies, including:

•	Chang Limited, an auto insurance claims processing services provider in the UK, in fiscal 2009;

•	BizAps, a provider of SAP ® solutions, in fiscal 2008 to optimize the enterprise resource planning functionality for our finance and accounting processes;

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
Fiscal 2014 — 2018
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
Fiscal 2019 — present

•
We added new facilities in Manila and Iloilo, the Philippines; Madrid, Spain; Vizag, Hyderabad and Pune, India; and New South Wales, Australia. We also expanded our facilities in Bangalore, Gurgaon, Nashik and Pune, India;

•	We acquired the following companies in fiscal 2022:

•
On August 1, 2021, we acquired all outstanding shares of MOL Information Processing Services (I) Private Limited. Subsequently, the name of the entity was changed to WNS Information Services (India) Private Limited.

•	CEPROCS S.R.L. (“CEPROCS”), provider of global sourcing and procurement services in December 2021, pursuant to which we agreed to acquire its customer contract, skilled workforce and related assets.

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
Philippines Inc, a wholly owned subsidiary of HealthHelp LLC. In September 2019, we changed the name of our wholly-owned South African subsidiary, WNS SA Domestic (Pty) Ltd to WNS South Africa (Pty) Ltd. In November 2019, we established WNS Denali Sourcing Services Inc, a wholly-owned subsidiary of Denali. In January 2020, we changed the name of our wholly-owned Netherlands subsidiary, WNS Global Services Netherlands Cooperatief U.A., to WNS Global Services Netherlands B.V. and our Ireland branch, WNS Global Services Netherlands Cooperatief U.A. (Ireland Branch), to WNS Global Services Netherlands B.V. (Ireland Branch). In March 2020, we demerged our Netherlands subsidiary, WNS Global Services Netherlands B.V., and formed WNS Business Consulting Netherlands B.V. In April 2020, we established a new entity in Canada, WNS Gestion des Processus d’Affaire Inc., a wholly-owned subsidiary of our company. In July 2020, we changed the name of our Turkey branch, WNS Global Services Netherlands Cooperatief U.A. Merkezi Hollanda Istanbul Merkez to WNS Global Services Netherlands B.V Merkezi Hollanda Istanbul Merkez Subesi. In July 2021, we incorporated a new entity WNS Global Services AG in Switzerland. In August 2021, we incorporated a new entity in Portugal, WNS Global Services Lisbon, Unipessoal LDA. We acquired MOL Information Processing Services (India) Private Limited in August , 2021 and changed its name on December 01, 2021 to WNS Information Services (India) Private Limited. In December , 2021, we established a new branch at Romania, WNS Global Services (Romania)
SRL-Punct
De Lucru Sibiu. In April 2022, we dissolved WNS Denali Sourcing Services Inc, a wholly-owned subsidiary of Denali Sourcing Service Inc. Our organizational structure now comprises 42 entities in 25 countries, and 11 branches in Poland, UAE, China, Singapore, France, Romania, Turkey, Ireland and Spain. Of these 42 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit
organization registered under the Section 8 of the Indian Companies Act, 2013, India. The WNS Cares Foundation was formed for the purpose of promoting corporate social responsibilities and does not qualify as a subsidiary under IFRS 10 — Consolidated Financial Statements and hence is not considered for the purpose of preparing our consolidated financial statements.
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

Our capital expenditures in fiscal 2022, 2021 and 2020 amounted to $28.3 million, $26.5 million and $27.9 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We estimate that our expected capital expenditure in fiscal 2023 would be up to $40.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts.
As at March 31, 2022, we had commitments for capital expenditures of $9.5 million (net of advances to capital vendors) relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $2.8 million in India, approximately $4.2 million in Philippines, approximately $0.7 million in South Africa, and approximately $1.8 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview
We are a global BPM company, offering an array of
end-to-end
industry-specific and cross-industry solutions. We combine our deep industry knowledge with technology, analytics and process expertise to co-create
innovative, digitally enabled transformational solutions with 414 clients across various industries as at March 31, 2022 (with each client generating more than $0.01 million in revenue in fiscal 2022). Our solutions and capabilities encompass intelligent automation (robotic process automation (“RPA”), hyperautomation, artificial intelligence (“AI”) and cognitive computing), natural language processing and machine learning (“ML”), blockchain, internet of things (“IoT”), business process-as-a-service
(“BPaaS”) platforms, embedded analytics and process
re-engineering
frameworks. Hyperautomation refers to an approach that organizations adopt to accelerate digital transformation and rapidly automate business processes. It involves the orchestrated use of technologies such as AI, RPA, ML and natural language processing.
A key element in all our transformation engagements is our ability to deliver business value through the co-creation
of solutions and products with our clients and strategic partners. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and domain-led
understanding of their business. This, combined with our client-centric approach, enables us to align our people, processes, technologies and delivery network with our clients’ business requirements. Our industry-aligned approach helps us provide a specialized focus on each of the sectors that we target, effectively transform and manage our clients’ business processes, and offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals that we currently focus on are: insurance, healthcare, diversified businesses (including manufacturing, retail and consumer packaged goods (“CPG”), media and entertainment, and telecommunication (telecom)), travel and leisure, shipping and logistics, hi-tech
and professional services (formerly known as consulting and professional services), banking and financial services, and utilities.
Our cross-industry solutions, common across multiple industries, include customer experience services, finance and accounting (including procurement), research and analytics (now branded as “WNS Triange”), consulting and transformation, human resources, technology and automation, and governance, risk and compliance services.
We measure our execution of clients’ business processes against multiple performance parameters, and aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We strive to build long-term client relationships, and typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2022, 156 and 147 clients contributed more than $1 million to our revenue and revenue less repair payments
(non-GAAP),
respectively.
As at March 31, 2022, we had 52,081 employees executing business processes for our 414 clients (with each client generating more than $0.01 million in revenue in fiscal 2022).
In fiscal 2022, our revenue was $1,109.8 million, our revenue less repair payments
(non-GAAP)
was $1,026.8 million and our profit was $132.1 million. Our revenue less repair payments is a non-GAAP
financial measure. For a discussion of our revenue less repair payments
(non-GAAP)
and a reconciliation of our revenue less repair payments
(non-GAAP)
to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview
The global BPM market continues to evolve in response to a disruptive business landscape. While companies are still looking to benefit from process efficiency, cost advantage and labor arbitrage from their BPM solution providers, a continually evolving marketplace has resulted in a broader and more strategic narrative on outsourcing, with a strong focus on domain-led,
technology-enabled, and innovative value creation. Customer experience, data-led
insights and digital innovation are integral to business success, and enterprises now expect their BPM solution providers to play a bigger and more profound role in driving transformational outcomes. We are increasingly seeing BPM solution providers leverage the power of data, advanced analytics and AI to drive transformative and scalable solutions for enterprises. As companies outsource more of their complex and high-end
business processes, the key consideration for them is the ability of the BPM provider to understand their unique industry and client-specific requirements, design and develop transformational plans, execute intricate, multi-layered process transitions, design a robust business continuity plan and successfully manage these processes on an ongoing basis. The increased focus on variable cost structures and the delivery of tangible business benefits have resulted in alternative service delivery and pricing models such as transaction-based, outcome-based and subscription models.
While BPM companies continue to address business disruptions caused by digital and technological changes and evolving customer expectations, they have also placed strong focus on cybersecurity, data privacy, and raising business continuity planning to extreme crisis continuity planning levels. Clients now expect BPM service providers to co-architect
new, resilient and flexible solutions and models that will enable business safety and continuity during a wide array of adverse situations.
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
In the next few years, clients will strengthen their focus on reducing costs, accelerating business transformation and digital adoption, leveraging data and analytics, and adopting outcome-based pricing models. We expect that BPM providers will play a key role in helping clients across industries to create and digitize end-to-end
processes. It is important for BPM companies to leverage their geographical footprint and implement robust practices that help businesses achieve maximum operational agility, scalability and sustainability. Innovative digital ways of working and extensive adoption of hybrid working models have come into sharp focus, and are emerging as the new norms for BPM solutions.
In such an environment, businesses are thus undertaking a rigorous and multi-faceted evaluation process when selecting a BPM provider. Based on our experience, a client typically seeks the following key attributes in a BPM provider:

•	Domain knowledge and industry-specific expertise

•	Process expertise across horizontal service offerings

•	“Skin in the game” approach denoting the ability to work as a true partner, absorb risks and prioritize outcomes

•	Ability to invest in infrastructure and talent to innovate, automate, transform, provide operational expertise and drive best practices based on internal and external benchmarking

•	Proven ability to execute a diverse range of mission-critical and often complex business processes

•	Ability to tie service delivery, technology implementation and process automation with the client’s existing information technology (“IT”) infrastructure, negating the need for large IT overhauls

•	Capabilities to drive improved process standardization across business units and multiple locations, demonstrating strong global delivery capabilities

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
The global BPM industry is a large and growing industry. According to the Gartner Forecast: IT Services, Worldwide, 2020-2026, 1Q22 Update, the worldwide Business Process Services (“BPS”) market comprising traditional and digital components is estimated to be at $191.181 billion in the year ending 2022. Gartner has estimated that the revenues for the worldwide BPS market will grow from $181.32 billion in 2021 to $255.558 billion in 2026 at a compounded annual growth rate of 7.1% (compounded annual growth rate calculated by Gartner).

The following chart sets forth the estimated growth in revenue generated in the Worldwide BPS market:

Chart / Graph created by WNS Global Services based on Gartner research.
Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2020-2026, 1Q22 Update. Colleen Graham, Misako Sawai, Cathy Tornbohm, Twiggy Lo et al., March 30, 2022.
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
The industry trends continue to drive BPM providers to be more innovative, strategic and forward-looking in their approach. Against the backdrop of this changing environment, we believe that WNS, with our focused domain, digital, and data-to-insights
capabilities, guiding principles of
co-creation
and client centricity, extensive global footprint, robust business continuity planning methodologies, and transformational and re-engineering
frameworks, is well positioned to deliver business value to our clients. We offer hyperautomation and technology-enabled BPaaS solutions that are designed help companies adapt rapidly to changing business scenarios and accelerate their business transformation. Further, we offer customized engagement models that cater to each client’s scale and transformation journey. In addition to traditional pricing models based on headcount (often referred to as full-time equivalents (FTE)), we offer transaction-, subscription- and outcome-based pricing models to provide clients with cost flexibility and measurable business benefits.
In fiscal 2022, 36.6% of our total revenues were generated from
“non-FTE”
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
digital-led
transformation capabilities, technology-enabled solutions, process management skills, advanced analytics, global delivery network and customer-centric approach position us at the forefront of the evolving BPM market.
To meet the needs of a rapidly evolving and growing BPM market, we continue to develop new innovation-driven and outcome-led
capabilities across domain, digital, data and analytics, customer experience, hyperautomation and new technologies. We believe that our scalable digital accelerators, products and prototypes form the foundation of our ability to provide leading-edge industry solutions and collaborate with global organizations through the course of their transformation journeys.
For instance, our WNS
Co-creation
Labs, currently in New York, London and Pune (India), have been designed to provide clients with an environment conducive to ideating, prototyping and testing innovations before they are taken to the market. Equipped with state-of-the-art
virtual capabilities and
on-site
immersive spaces, our WNS
Co-creation
Labs seek to enable businesses to solve crucial challenges, seize new opportunities and preempt risks, interweaving empathetic design principles at every step. They have been designed to foster real-time collaboration and deliver solutions that are customized to the markets, strategies and competitive challenges of our clients.
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

We have received numerous recognitions for our industry leadership. Our awards and recognitions in fiscal 2022 and 2021 are set forth below:
Vertical-specific Recognitions
Insurance:

•
A “Leader” in ISG Provider Lens
TM
Insurance Services 2021 Quadrant Report for US in property and casualty insurance (“P&C”), life and retirement insurance, and retirement insurance third-party administrator

•	A “Leader” in ISG Provider Lens TM Insurance Services 2021 Quadrant Report for Australia in P&C

•	A “Leader” in NelsonHall’s Vendor Evaluation Assessment Tool (“NEAT”) for Life, Annuities and Pension: Operational Transformation 2021

•	A “Leader” in NelsonHall’s NEAT for Commercial Property and Casualty Insurance Operations Transformation 2022

•	A “Leader” in Everest Group’s P&C Insurance — Service Provider Landscape with Services PEAK Matrix ® Assessment 2021

•	A “Major Contender” in Everest Group’s Life and Pensions Insurance BPS/TPA — Service Provider Landscape with Services PEAK Matrix ® Assessment 2022
Healthcare:

•	A “Leader” in NelsonHall’s NEAT for Healthcare Commercial Payer BPS 2021

•	A “Major Contender” in Everest Group’s Healthcare Payer Operations PEAK Matrix ® Assessment 2022

•	A “Major Contender” in Everest Group’s Life Sciences Operations — Services PEAK Matrix ® Assessment 2021

•	A “Major Contender” in Everest Group’s Revenue Cycle Management (RCM) Operations – Services PEAK Matrix ® Assessment 2021
Banking and Financial Services:

•	A “Leader” in NelsonHall’s NEAT for Digital Banking 2022

•	A “Major Contender” in Everest Group’s Capital Markets Operations — Services PEAK Matrix ® Assessment 2021

•	A “Major Contender” in Everest Group’s Banking Operations — Services PEAK Matrix ® Assessment 2022

•	A “Major Contender” in Everest Group’s Mortgage Operations PEAK Matrix ® Assessment 2022
Utilities:

•	A “Leader” in ISG Provider Lens TM Utilities Services and Solutions North America Quadrant Report 2021 in Intelligent BPM and Digital Transformation midmarket sector

Horizontal-specific Recognitions
Finance and Accounting:

•
A “Leader” in ISG Provider Lens
TM
Digital Finance and Accounting (“F&A”) Outsourcing Services 2021 Global Report across
Procure-to-Pay,
Order-to-Cash
and
Record-to-Report
and a “Rising Star” in Financial Planning & Analysis

•	A “Major Contender” in Everest Group’s Finance and Accounting Outsourcing (“FAO”) — Service Provider Landscape with PEAK Matrix ® Assessment 2021
Customer Experience Services:

•	A “Leader” in IDC MarketScape for Worldwide Digital Customer Care Services 2021-2022 Vendor Assessment (December 2021)

•	A “Major Contender” in Everest Group’s Customer Experience Management — Service Provider Landscape with Services PEAK Matrix ® Assessment 2021
Research and Analytics:

•	A “Major Contender” in Everest Group’s Advanced Analytics & Insights Services PEAK Matrix ® Assessment 2022
Procurement:

•	A “Leader” in ISG’s Provider Lens TM Procurement BPO and Transformation Services 2022 Global Report

•	A “Leader” in NelsonHall’s NEAT for Procurement Transformation 2021

•	A “Major Contender” in Everest Group’s Procurement Outsourcing – Service Provider Landscape with Services PEAK Matrix ® Assessment 2021
Intelligent Automation:

•	A “Leader” in ISG Provider Lens ™ Intelligent Automation — Solutions and Services 2021 Quadrant Report for the US and a “Rising Star” for the UK
Human Resources:

•	A “Major Contender” in Everest Group’s Multi-Process Human Resources Outsourcing (MPHRO) Services PEAK Matrix ® Assessment 2022

Corporate:

•	The Association for Talent Development Best Award 2021 in the Talent Development category

•	Economic Times’ Best Workplaces for Women 2021

•	WNS Included in 2021 Bloomberg Gender-Equality Index

•	National Energy Conservation Award 2021

•	Energy and Environment Foundation Global Clean India Award 2021

•	Golden Peacock Business Excellence Award 2021

•	Five Stevie International Business Awards 2021

•	Financial Management Solution (Gold Award)

•	Achievement in Finance (Bronze Award)

•	Financial Management Solution (Bronze Award)

•	Artificial Intelligence/Machine Learning Solution (Bronze Award)

•	Business or Competitive Intelligence Solution (Bronze Award)

•	Four Stevie Sales and Customer Service Awards 2021

•	Covid-19 Response Category (Silver Award)

•	Customer Service Team of the Year (Bronze Award)

•	Customer Service Department of the Year (Bronze Award)

•	Customer Service Management Team of the Year (Bronze Award)

•	Five Stevie Sales and Customer Service Awards 2022

•	Customer Service Training Team of the Year — Internal — All Other Industries (Gold Award)

•	Best Use of Thought Leadership in Business Development (Silver Award)

•	Best Use of Technology in Customer Service — Other Service Industries (Silver Award)

•	Customer Service Team of the Year — Recovery Situation — Other Service Industries (Bronze Award)

•	Business Intelligence Solution — New (Bronze Award)

•	The Share Services & Outsourcing Network’s Impact Award North America 2021 in the “Creative Talent Management” category
Technology:

•	IDG’s CIO 100 “Hybrid Workplace Pioneer” Award 2021
Risk Management:

•	DSCI Excellence Award for Industry Leaders — Security Leader of the Year
Human Resources (“HR”):

•	Six Brandon Hall Human Capital Management (HCM) Excellence Awards

•	Best Strategy for a Corporate Learning University (Silver Award)

•	Best Learning Program Supporting a Change Transformation Business Strategy (Silver Award)

•	Best Advance in Employee Recognition Program (Bronze Award)

•	Best Advance in Leadership Development (Bronze Award)

•	Best Advance in Leadership Development Competency Models (Bronze Award)

•	Best Use of Social Collaborative Learning (Bronze Award)

•	WNS China won the Liepin China Northeast Region Best Employer Award 2021 and 51 Job China Top Human Resources Management Award 2022

•	KelpHR PoSH Awards ® 2021 — 25 Safest Workplaces in India

•	WNS was included in the 2022 Bloomberg Gender-Equality Index
Corporate Social Responsibility (“CSR”):

•	India CSR Award in the category “Best Digital Education Project 2021 (BPM industry)”

•	Golden Peacock Global Corporate Social Responsibility Award 2021

•	8 th National CSR Times Award 2021: WNS Cares Foundation has won the CSR Times Award 2021 (Silver) for CyberSmart

•	SABERA Awards 2021 — Special Jury Commendation in the category — Shiksha (Education)

•	Stevie International Business Award 2021 in the category ‘CSR Program of the Year in Asia, Australia and New Zealand’ (Bronze Award)

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
We have also developed and continue to develop technology-enabled, or automated, solutions that utilize our proprietary software and licensed software in conjunction with our core BPM services. These integrated, technology-enabled solutions allow us to offer higher-value, differentiated services which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software tools, platforms and expertise with our service capabilities to deliver business solutions to the marketplace. These technologies include RPA, cognitive computing, ML, AI, natural language processing and hyperautomation. We believe that technology-enabled automated solutions will enable us to grow our revenue in a non-linear
way by decoupling revenue growth from headcount growth.
To this end, we offer platform-enabled BPM or BPaaS that tightly integrates our domain expertise, business processes, automation, embedded analytics and cloud-based infrastructure.
Proven global delivery platform
We deliver our services from 54 delivery centers in 12 countries around the world, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the UK and the US. Our ability to offer services delivered from a mix of onshore, nearshore and offshore locations benefits our clients from the perspectives of access to skills and talent, cultural alignment, language capabilities, business continuity, risk mitigation, scalability, efficiency and cost effectiveness.
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
We seek to enhance our value proposition to our clients by providing them with flexible pricing models that align our objectives with those of our clients. In addition to traditional
FTE-based
pricing, we provide alternative pricing models such as transaction-based pricing, outcome-based pricing and subscription pricing. A sizable percentage of our revenue, being 36.6% in fiscal 2022, is derived from these
“non-FTE”-based
pricing models. These models enable our clients to pay only for actual work performed or tangible benefit received.
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

•
Robust governance
: Our multi-level governance approach seeks to ensure that transition reviews are conducted at all levels up to executive leadership. Risks are assessed and proactive support is provided with a view to achieving clients’ objectives.

•	Strong leadership and experience : We have a robust and mature transition methodology with a strong record in managing and delivering transitions from clients as well as from major incumbent players.

•	Global presence : Our team of skilled transition managers operates from all our major global delivery locations. Our agile and readily deployable team is always available for clients’ needs.
Extensive investment in human capital development
At WNS, we have created a learning organization with the objective of empowering employees with skills that will help them to constantly collaborate, co-create
and outperform in a changing business landscape. This learning organization is designed to offer developmental programs to every employee band level in the organization, across business units and enabling units. It is responsible for developing organization-wide skills within focus groups, such as behavioral, domain, technical, leadership, functional as well as process-related skills. See “— Human Capital — Training and Development.”

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
The learning organization comprises the following building blocks:

•	Digital Capability Building

•
WNS Education
Program
: In line with the digital transformation strategy, WNS Education Program (a niche arm of the LA) strives to create bespoke certifications for capabilities that enable digital transformation in the BPM space.

•
Digital Future (“DiFU”) Digital Competency Framework
: This four-step journey helps us identify, assess and build the competencies required for digital readiness. To put it into practice, we engaged with Deloitte Consulting who conducted a study with MIT Sloan to identify 23 critical indicators of digital readiness. These indicators have been customized to
WNS-specific
contexts to create a Digital Competency framework.

•
Immersive Learning Experience
On-Demand
(“GLINT”)
:
This is an
AI-led
digital learning and knowledge platform comprising tailored modules mapped to specific business requirements. GLINT facilitates an environment of knowledge sharing and peer-to-peer
learning, helping to drive collaboration among employees.

•
Leadership Programs
:
These comprise unique interventions designed for leaders, from future first-level managers up to senior executive leadership. They also focus on grooming women leaders and next-generation leaders.

•
Accessible,
On-demand
and Personalized Learning:
We aim to achieve accessible,
on-demand
personalized learning through platform play, which leverages an
AI-driven
search engine to help employees learn on the go. The learning is available on demand and is accessible across regions over commonly used smart devices.

•
Business-aligned Learning:
To ensure learning is aligned to the goals of the business units and is performance driven, the business partner arm within the Learning Academy works in consultation with the business units’ leaders to create customized learning journeys for employees. The aim is to drive focused behavioral / potential development.

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

Business Strategy
Our objective is to further develop and strengthen our position as a leading global professional services and BPM provider, and continue to be a strategic partner of choice for our clients. Our various awards, new digital capabilities, and breadth of unique solutions and their impact on client business are a proof of progress. We seek to increase our client base and expand our existing relationships through deep industry expertise, our ability to develop trusted client relationships and by being a strategic partner to support our clients’ business strategies and transformational requirements. To serve our clients better, we continue to invest in domain expertise, digital capabilities including domain-led
hyperautomation, data and analytics, technology, customer experience, intelligent automation, agile execution, consulting and transformation, and our employees to serve our clients better. We also make select acquisitions to fill capability gaps.
We believe that WNS’ strategic investment programs are aligned with the market changes towards the accelerated need for digital transformation and broader BPM services. We are confident that our differentiated capabilities, solid business momentum and proven ability to execute position us well to drive long-term sustainable value for all of our key stakeholders. We have made significant investments with a view to accelerate our growth and ensure we are competitive in a changing industry environment with a stronger focus on digital transformation requirements. These investments include:

•	Expansion and development of our sales force and onshore digital transformation consulting teams, so as to be closer to our clients and address their business challenges and needs;

•	Expansion of other sales channels including the development of new collaborations and alliances, and broadening our engagement with industry advisors and analysts;

•
Increase in the range of services and solutions offered to our clients across different industries and business functions, including services to assess, design and execute digital transformations such as:

•	Building industry-specific and cross-industry digital solutions, and augmenting our digital capabilities through strategic partnerships and targeted acquisitions;

•
Building our business transformation capabilities with a digital focus including domain-led
hyperautomation, intelligent automation, customer/user experience and design, technology, data and analytics, transformation program management and organization change management capabilities through new talent, internally developed intellectual property, strategic partnerships and acquisitions;

•	Focused interventions towards digitally enabled operations through automated metrics management, agent utilization monitoring, and digital training and quality assurance; and

•
Applying agile practices and approaches and setting up our WNS
Co-creation
Labs (London, New York, Pune) to support the design and delivery of our customer experience services, including the use of targeted operating model design, Center of Excellence (“CoE”) (a CoE approach refers to organizations meticulously bringing together the best of delivery models, innovative technology, process excellence frameworks and talent to orchestrate business transformation) or shared services approaches, business transformation assessments, solutions and execution, customer experience, and user experience and design thinking.

•
Expansion of our domain CoEs as function-specific repositories combining WNS’ deep domain expertise, industry best practice knowledge, latest digital technologies and dedicated subject matter experts to create specialist capability and drive business value for clients;

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
Our sales force of 121 members as at March 31, 2022 provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (which we refer to as “farmers”) and another focused on adding new clients (which we refer to as “hunters”).
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
Reinforce leadership in existing industries
Through our industry-focused operating model, we have established leading professional services and BPM practices in various industry verticals and business sectors. To complement our industry-focused approach, we continue to invest in digital capabilities (including data and analytics, customer experience, AI, intelligent automation and other new technologies), agile execution and talent acquisition and training with the goal of expanding our business and acquiring industry-specific expertise to improve our service offerings across industries.
We intend to leverage our knowledge of the following industries to penetrate additional client opportunities: insurance; healthcare; diversified businesses (including manufacturing, retail, CPG, media and entertainment and telecom); travel and leisure; shipping and logistics;
hi-tech
and professional services; banking and financial services; and utilities.

Provide higher value-added services
The BPM market is continuing to evolve and transform towards digital business models, user design and experience, innovation and transformation. Enterprises expect their BPM providers to be a strategic partner and key driver of business transformations involving digital solutions around new technologies, cognitive, intelligent automations, hyperautomation, and advanced data and analytics. We are further developing our client value proposition by combining our extensive domain and industry expertise with our capabilities in these areas to deliver enterprise-wide digital transformations for our customers that are designed to take their business performance to new levels. As the BPM market further evolves and matures, the demand for industry-specific services and new pricing models will increase. We continue to make significant investments in these areas which we believe will give us a competitive advantage. We intend to broaden the scope of our higher-value service offerings to capture new market opportunities. By delivering a wider portfolio of higher-value services to our clients, and migrating them towards subscription, transaction, and outcome-based pricing models, we aim to move up the value chain with our clients and thereby enhance the size, strength and profitability of these relationships.
Our focus has been on building capabilities, new services and product offerings around digital business including our new data and analytics positioning (“WNS Triange”), cognitive technologies, hyperautomation, intelligent automation, data and analytics, and technologies that are targeted to the challenges and requirements of specific industry sectors. We are also developing key complementary capabilities such as organization change management, co-creation
facilitation, program management and agile enablement to help enable enterprise-wide transformation. We are proactively addressing the shift to technology, analytics and automation through a combination of internal capability development, strategic collaborations and acquisitions.
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
We also believe that we have benefited from strong client referrals that have helped us to scale our business. We are actively driving initiatives to enhance awareness of the WNS brand in our target client and employee markets. To accomplish this, we have a dedicated global marketing team comprising experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, publication of articles and white papers, webinars and podcasts, internet and digital media, social media, and other initiatives that create enhanced visibility of the WNS brand and establish WNS’ thought leadership capabilities in the BPM industry.
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
Expand our delivery capabilities
We currently operate from 54 delivery centers located in 12 countries around the world. As at the end of fiscal 2022, we increased our delivery capacity by 130 seats, or approximately 4%, as compared to the end of fiscal 2021, as a result of expansion in some of our delivery locations. We intend to expand our global delivery capability, as necessary, through additional delivery centers in onshore, nearshore and offshore locations as well as through collaboration with other providers, based on client demand and market trends. In line with post-COVID trends, we plan to further expand to locations classified as tier 2 cities in India to access under-tapped talent pool and provide more flexibility to our employees. Additionally, we will continue to expand and/or consolidate our capacity requirements across our existing locations, as necessary, in line with client demands and through the adoption of a hybrid operating model that consists of both work-from-home and work-from-office arrangements in the medium to long term. This approach will allow us to offer our clients maximum value and flexibility and gain access to potential clients and markets that may have specific delivery requirements or constraints.
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
workers.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships
Our guiding philosophy for inorganic growth remains capability-based. We continually endeavor to fill gaps in our capabilities and market coverage through acquisitions and partnerships, with the eventual aim to add more value to our clients. Specifically, our acquisition strategy is focused on adding new service offerings, technology-enabled automation tools and capabilities, and deeper industry expertise as well as expanding our geographic delivery platform. Towards that end, we run a structured and well-calibrated development program. Our acquisition track record demonstrates our proven ability to integrate, manage and develop the assets we acquire. We intend to continue our pursuit of calibrated and targeted acquisitions in the future and rely on our integration capabilities to expand our business.
Business Process Management Service Offerings
We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, solutions, marketing and delivery processes:

•	Insurance;

•	Healthcare;

•	Diversified businesses (including manufacturing, retail, CPG, media and entertainment, and telecom);

•	Travel and leisure;

•	Shipping and logistics;

•	Hi-tech and professional services (formerly known as consulting and professional services);

•	Banking and financial services; and

•	Utilities.
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
To achieve an
in-depth
understanding of our clients’ industries and the geographies in which they operate, we manage and conduct our sales processes in our four key markets – Europe, North America, Asia-Pacific and Africa. Our sales teams are led by senior professionals who focus on target industries, processes and clients. Each business unit is staffed by a dedicated team of managers and employees engaged in providing BPM client solutions. In addition, each business unit draws upon common support services from our information technology, human resources, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.

Vertical Business Units:
Insurance
Our insurance services are structured into multiple lines of business and cater to a diverse and sizeable number of clients globally. We offer industry-specific and cross-industry solutions combining our deep industry knowledge with automation, digital technology, analytics and process expertise to co-create
digitally enabled transformational solutions.
Our solutions target the various functions along the insurance value chain, including delegated underwriting, actuarial services, end-to-end
claims management, financial planning and analysis, and Lloyd’s of London market insurance processes. Our service models provide go-to-market
solutions for back-office support, customer experience services, capabilities for new product introductions and sales enablement.
We continually update our suite of comprehensive digital BPM solutions to meet the evolving technology needs of insurance our clients. We have invested in co-creation
labs and digital transformation practices to develop
end-to-end
modularized digital solutions. These solutions leverage hyperautomation, robotics, cognitive automation, advanced analytics, AI, blockchain and IoT.
Some of our initiatives include
Insurance-in-a-Box
(a target operating model that combines technology platforms and BPaaS) service model and offerings for startups, brokers and insurers; WNS EXPIRIUS, a digitally integrated customer-experience service model to simplify processes across channels; business transformation-as-a-service,
a gain share / outcome-based business transformation model to enable rapid business improvement; and an
RPA-as-a-service
model powered by our insurance RPA CoE to
co-create
robotics solutions for clients. In addition, we are collaborating with a host of technology platforms and insurtech companies (being companies that use technological innovations to introduce digitization to insurance services) to create a simplified and lean set of processes. The aim is to drive growth for insurers and deliver committed business outcomes.
As at March 31, 2022, we had 10,828 employees working in this business unit. In fiscal 2022 and 2021, this business unit accounted for 29.9% and 29.2% of our revenue, and 24.3% and 25.6% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/ Industry Sectors
. The key insurance
sub-verticals
and industry sectors we serve include:

•	Life insurance, pensions and annuity providers;

•	Property and casualty insurance providers;

•	Reinsurers;

•	Insurance and reinsurance brokers and managing general agents;

•	Loss assessors;

•	Motor insurance companies;

•	Self-insured auto fleet owners; and

•	Lloyd’s of London market.
Service Offerings
. We provide the following key areas of services to clients in this business unit:

Insurance — Service Offerings
Operations	Actuarial Services	Enterprise Shared Services	Research and Analytics	Customer Experience Services
Underwriting support and delegated underwriting, supply chain, claims management, policy administration, risk and compliance, premium / billing management, mailroom operations, contract issuance/ change management ,channel management and reinsurance services;
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
Platform consulting and implementation support, consulting and transformation services (automation, business process re-engineering
and digital);
			Claims analytics, subrogation and recovery analytics, fraud analytics, customer analytics, broker analytics, underwriting analytics, reserve estimation, risk selection and analytics, speech analytics, pricing analytics, digital analytics, data mining and management services, reporting, dashboarding and visualization, data science and predictive modeling across claims, and claims liability decision tool; and	Sales and service, customer analytics, customer inquiry management and customer information administration.
Technology Tools / Platforms
. We utilize the following proprietary and collaboration tools and technologies to deliver services to our clients in this business unit:

•	WNS EXPIRIUS microservices, which include:

•	EXPIRIUS Converse EX – a conversational cognitive self-serve solution;

•	EXPIRIUS CloudServ EX – an omni-channel cloud contact center-as-a-service offering;

•	EXPIRIUS Assist EX – proactive agent assistance and automation;

•	EXPIRIUS Translate EX – a real-time language translation solution;

•	EXPIRIUS Engage EX – a workforce engagement suite;

•	EXPIRIUS Remote EX – user monitoring for security and compliance;

•	EXPIRIUS Elevate EX – comprehensive customer insights and integrated analytics-as-a-service; and

•	EXPIRIUS Journey EX – a customer journey discovery and orchestration solution.

•	Inspektlabs: A computer vision technology platform focused on automating inspections of any physical asset using photos and videos

•	BAIL: An intelligent and versatile liability assessment and first notice of loss decision-making tool

•	Attestiv: This is designed to authenticate digital media captured by any person or device using AI and blockchain

•	Rightindem: A solution for electronic notification of loss for reporting motor and property claims in a conversational style;

•	VIPR: This is designed to deliver a modern, comprehensive suite of dedicated software solutions that provide end-to-end management for the insurance market;

•
Formotiv: This is designed to provide first-party behavioural data and intent scores to enable intuitive digital experiences and help create personalized digital experiences, that is, tailored to individual users;

•	Dimension Universe: A life and annuities analytics solution that uses hyperautomation and operational data to provide clients with a 360-degree view of business planning and forecasting;

•	Opliant: This automates risk alerts on risk registers for insurers using advanced data analytics and automation;

•
Datazone.ai: An
AI-based
data capture and discovery tool that analyzes both structured and unstructured data using AI. It entails metadata management, access controls, centralized data catalogue and other key features;

•
UW Workbench for London Markets: A digital orchestration of workflow and application to cover pre-bind,
post-bind and
non-bureau
technical accounting administrative tasks; the orchestration is achieved via a hyperautomation platform that extracts, categorizes, contextualizes and consolidates structured and unstructured data from documents in a fully automated manner, applying business rules for automated processing;

•
WNS Skense: A proprietary cognitive data capture and contextualization platform that extracts data from multiple unstructured and structured sources, without the need for an input template / rule-based set-up.
It presents the contextualized information in a structured, usable format;

•	SPiQ: A speech analytics platform that transcribes call center data into text and provides deeper analysis using natural language processing and text-mining techniques;

•	Agilius: A data engineering and insights generation platform that uses big data and cloud technology;

•
Risk offering: to assist clients in recognizing risk events and changes to claim rates early on, in order to move towards a more market responsive, risk-based pricing approach for the efficient deployment of capital and reduction in extreme risk-event losses;

•
Simplified personal lines property and casualty underwriting models driven by data and analytics to for purposes of streamlining minimal question sets. These models are designed to make the policy-purchasing experience seamless with minimal clicks;

•	WinBot: A proprietary cloud-based solution to enable digital self-service and automated customer interactions;

•	Insurer Connect: A proprietary self-service Alexa and Google Assistant based solution for customer connection and query resolution;

•	Broker Connect: An advanced mobility solution to meet the requirements of insurance brokers and financial advisors;

•	eAdjudicator: An end-to-end adjudication tool powered by RPA and analytics;

•
WNS’ iPAS: An insurance policy administration system integrator that provides a unified view of operations spread across multiple geographies with the real-time distribution of work to manage high-transaction volumes;

•	IMAGN: An image analytics platform used by home insurers for analyzing image / video data for rooftop hailstorm damage detection using ML / AI techniques;

•	Subrogation Smart Network: A blockchain-based solution for insurers and collection houses supporting subrogation and recovery processes;

•	Skan.AI: This offers customer journey analytics and process flow analytics, resulting in identification of future process re-engineering, transformation and automation opportunities; and

•	E-FNOL: An app for smartphones and desktops that allows claim policy holders, brokers and third-party administrators to register claims through their mobile devices.

Healthcare
We deliver
end-to-end
BPM solutions across the healthcare value chain. We facilitate business transformation through the adoption of new-age
digital solutions, data platforms and advanced analytics, business process re-engineering
and RPA. Besides seeking to deliver significant cost reduction for our clients, we co-create
innovative and high-impact solutions that focus on end customers with a view to enabling value creation. Our solutions are designed to help clients enhance the quality of care by driving improved compliance with clinical pathways and derive deeper insights for better decision-making through advanced analytics.
We are well-positioned in the pharmaceutical and biopharmaceutical industry with research and analytics expertise to support the product life cycle and commercial operations. We enable our clients to engage in data-driven decision-making by leveraging our proprietary solutions such as PRECIZON (a cloud-based, natural language processing driven fully customizable competitive intelligence platform), WNS Forecasto (a cloud-based forecasting platform for business planning cycles), Unified Analytics Platform (a proprietary cloud-based business intelligence self-serve analytics platform), WNS Skense (a proprietary cognitive data capture and contextualization platform), SocioSEER
TM
(a social media analytics platform), Therapy Area Analyzer (a proprietary therapy area knowledge repository, covering 12 disease areas and 120 indications and providing information on disease etiology, epidemiology and product analysis for 15 countries) and other technology or domain intellectual property (“IP”), which we have built with a view to delivering holistic value to our clients.
We specialize in enabling the
end-to-end
sales and marketing value chain with an
industry-led
talent pool supporting key functions like sales force sizing, sales force effectiveness, market mix modeling, multi-channel marketing and attribution, and next-best-action marketing. Our analytics knowledge center comprises more than 1,000 analytics experts who leverage deep pharmaceutical domain knowledge, strong analytics capabilities and proprietary frameworks to deliver actionable business insights to leading pharmaceutical companies. Supporting our analytics team is a strong group of technical experts skilled across various data-related domains, including platform-agnostic data hosting, curation and governance, data ingestion, visualization and big data feed for advanced analytics.
We seek to generate value for clients across the healthcare payer services landscape, driving claims transformation with a focus on value-based care, clinical programs and claims decision support using technology and domain to optimize cost, improve quality and provide superior member and provider experience. For providers, we deliver clinically empowered revenue cycle management designed to improve financial performance and modernize customer experience. For third-party administrators, we seek to enable high compliance and cost savings through our innovative bill review solution. Our solution modernizes workflow and leverages analytics, clinical knowledge and domain-backed technology to create an intelligent revenue cycle that seamlessly engages with providers, payers and patients with a view to delivering value-based care.
Further, we believe we are well-positioned to be a strategic provider, helping the healthcare industry deliver benefits management across several key specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics and pain management. Our analytics-based medical-content-rules-driven platforms, Consult
TM
and Protus
™
, seek to deliver the right care to patients and reduce cost of care for our clients in the process.
As at March 31, 2022, we had 6,161 employees in this business unit. In fiscal 2022 and 2021, this business unit accounted for 17.7% and 18.9% of our revenue and 19.1% and 19.9% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/ Industry Sectors
. The key healthcare
sub-verticals
and industry sectors we serve include:

•	Durable medical equipment manufacturers;

•	Health insurance companies;

•	Healthcare provider practices, hospitals and diagnostic centers;

•	Pharmaceutical, biotech and medical device companies; and

•	Third-party administrators.
Service Offerings
. We provide the following key areas of services to clients in this business unit:

Healthcare — Service Offerings
Providers	Payers	Durable Medical Equipment Manufacturers	Enterprise Shared Services	Pharmaceutical and Consumer Health
Revenue cycle management, medical coding, bill preparation, receivables management, payment posting, debt analysis;	Claims administration, member and provider services, clinical support, overpayment recovery, fraud detection and investigation, utilization management services (that is, optimizing payer healthcare spend on areas such as tests and procedures without compromising the patient care-quality-safety norms);	Billings and submissions, fulfillment support, collections, patient services, collection analytics, reporting and dashboarding, sales force effectiveness;	Finance and accounting, workflow / platforms, research and analytics (knowledge process outsourcing), technology solutions, front-end
			/ mailroom, customer experience / helpdesk services; procurement support; and	Competitive intelligence, pipeline analysis, product profiling, key performance indicators reporting, epidemiology analysis, market opportunity assessment, social media analysis, key opinion leader research, modeling and tool building support, pricing analytics, patient data analytics, market mix model, big data platform development, data governance, and scientific content development and medical information management.
Technology Tools / Platforms
. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	PRECIZON: A cloud-based, natural language processing driven fully customizable competitive intelligence platform;

•	SocioSEER ™ : A social media analytics platform;

•	Unified Analytics Platform: A proprietary cloud-based business intelligence self-serve analytics platform;

•	WNS Forecasto: A cloud-based forecasting platform for business planning cycles;

•	Therapy Area Analyzer: A proprietary therapy area knowledge repository;

•	Consult ™ : A clinical decision support technology platform;

•	TrackBox: A proprietary workflow management solution; and

•	WNS Skense: A proprietary cognitive data capture and contextualization platform.

Diversified Businesses (including Manufacturing, Retail and CPG, Media and Entertainment and Telecom)
We deliver comprehensive BPM solutions for diversified businesses, including manufacturing, retail and CPG, media and entertainment, and telecom. Across these industries, we have developed a suite of transformative digital and analytics solutions that are designed to optimize business performance and enhance customer experience. Our offerings include a host of platform-based and intelligent automation-driven solutions such as WNS’ Financial
Intelligence-in-a-Box
(“FIAB”) designed to prevent financial leakages, unlock working capital and bolster compliance; WNS EXPIRIUS designed for enhanced customer experience and higher sales; warranty management BPaaS; supply chain planning suite and control tower; CPO TRAC (a procurement management solution to assist chief procurement officers (“CPOs”)) for digital-led
procurement management;
e-commerce
digital merchandising and digital order management.
Our offerings also encompass advanced analytics solutions that help drive business performance, including working capital optimization, sourcing spend reduction, marketing spend optimization, supply chain risk reduction and increased customer lifetime value.
As at March 31, 2022, we had 3,422 employees in this business unit. In fiscal 2022 and 2021, this business unit accounted for 13.5% and 15.3% of our revenue and 14.6% and 16.1% of our revenue less repair payments
(non-GAAP),
respectively.
Manufacturing
:
Our manufacturing team has rich experience in delivering metrics-driven solutions and transformation programs for our manufacturing clients.
Sub-verticals
/ Industry Sectors
. The key manufacturing
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
Service Offerings
. We provide the following key areas of services to clients in this business unit:

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
Technology Tools / Platforms.
We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•
FIAB: This combines advanced
analytics-led
techniques, applications and methods designed to enable
end-to-end
data management and help improve control, prevent financial leakages, unlock working capital and bolster compliance;

•	CPO TRAC: A procurement management solution that leverages digital advancements coupled with predictive and functional analytics designed to transform procurement functions; and

•	Warranty Management BPaaS: A platform-led offering that is designed to enable automated claims processing, improve customer satisfaction and reduce cost of warranty operations.

Retail and Consumer Packaged Goods
:
Our retail and CPG solutions are designed to help our clients derive consumer behavioral insights, optimize marketing expenditures, plan their growth strategy, reduce operational costs and streamline processes through efficiency, quality and productivity improvements, and improve customer service.
Our services are supported by a research and analytics platform, WADE
SM
, which was designed and developed to enable retail and CPG companies to access, organize and analyze data from various external sources and further use the insights gained to make informed decisions.
Sub-verticals
/ Industry Sectors
. The key retail and CPG
sub-verticals
and industry sectors we serve include:

•	Beverage companies;

•	Fast food chains and restaurants;

•	Processed food suppliers;

•	Cosmetics and healthcare companies;

•	Apparel and footwear;

•	General merchandize retailers;

•	Specialty retailers; and

•	E-commerce retailers.
Service Offerings
. We provide the following key areas of services to clients in this business unit:

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
Technology Tools / Platforms
. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•
WADE
SM
: A predictive analytics solution framework designed and developed to enable retail and CPG companies to access, organize and analyze data from various external sources and further use the insights gained to make informed decisions;

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies; and

•	SocioSEER TM : A social media analytics platform.

Media and Entertainment
:
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
Sub-verticals
/ Industry Sectors
. The key media and entertainment
sub-verticals
and industry sectors we serve include:

•	Music;

•	Publishing;

•	Television;

•	Radio;

•	Filmed entertainment;

•	Gaming and animation;

•	Sports entertainment; and

•	Internet and outdoor advertising firms.
Service Offerings
. We provide the following key areas of services to clients in this business unit:

Media and Entertainment – Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization;	Digital operations solutions to help companies successfully expand into the digital business; royalty management solutions to help clients manage rights and royalties in both new media and traditional media; piracy protection services to help companies prevent media piracy issues;	Seamless integration of traditional and digital product sales, marketing and distribution to enable clients to roll out timely innovative pricing / packaging strategies;

Customer Experience Services	Content Services	Enterprise Shared Services
Omni-channel (phone, e-mail, fax, website, live chat, social media) customer experience services;	Product catalogs, user-generated content moderation, digital content protection, web / print content, website analytics, optimization; and	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk, application support.
Technology Tools / Platforms
. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	SocioSEER ™ : A social media analytics platform; and

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies.

Telecom
:
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
Service Offerings: We provide the following key areas of services to clients in this business unit:

Telecom — Service Offerings
Customer Acquisition	Order Provisioning and Order Management	Operations and Customer Experience Services	Enterprise Shared Services
Contract administration, sales order processing, service administration and data control;	New products and services, service delivery process creation, order provisioning, technical validation and support, rejected order tracking, order tracking, proactive order management, billing, data management (for example, forms and administration);	Inbound customer experience services, logging and monitoring service requests, customer relationship management (“CRM”) analytics, collection analytics, web correspondence, IT customer experience services (global service desk); and	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk, application support.
Travel and Leisure
We deliver
end-to-end
services to clients across the travel and leisure industry value chain.
Our endeavor to improve our clients’ competitive positioning is underpinned by a combination of domain expertise and digital-led
solutions. We
co-create
intelligent, automated, resilient systems, and facilitate our clients’ adoption of digitalization. Through our digital product portfolio of cloud-based, as-a-service
models and application programming interface (“API”)-integrated offerings, we seek to improve customer experience, enhance operational control and efficiency, and drive revenue uplift. We also collaborate with third-party global technology solution providers in our efforts to drive innovation in our service offerings that seek to provide customized and best-of-breed
digital-driven solutions to our clients.
As at March 31, 2022, we had 12,911 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2022 and 2021, this business unit accounted for 14.8% and 14.2% of our revenue and 16.0% and 14.9% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/
Industry
Sectors
. The key travel and leisure
sub-vertical
and industry sectors we serve include:

•	Suppliers: Airlines, cargo, hotels, cruise lines, coach companies;

•	Travel intermediaries: Online travel agencies, travel management companies, tour operators; and

•	Other travel segments: Airports, hospitality brands, global distribution systems (GDS), travel technology companies.

Service Offerings
. We provide the following key areas of services to clients in this business unit:

Travel and Leisure — Service Offerings
Operations	Enterprise Shared Services	Research and Analytics	Customer Experience Services
Commercial / Marketing: Passenger name record fulfillment, fares and distribution, billing information data tapes audit, campaign management and eCommerce;

Crew scheduling and rostering, disruption management, during travel services, maintenance and engineering, port operations and baggage desk, Right to Fly;

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

Technology Tools / Platforms
. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies;

•	SocioSEER ™ : A social media analytics platform;

•	TruAgent: An intelligent analytics-powered solution that drives and manages the performance of contact centers;

•	InTouch TM : A social media engagement platform;

•	Claim fraud analytics: An automated analytics solution to identify fraudulent passenger and baggage claims;

•	Travel recovery tracking solution: An analytical platform providing insights related to the demand recovery patterns for the travel industry;

•	Qbay SM : A multi-GDS platform for queue management;

•	Refunds application control: Streamlined refunds processing;

•	SeatSure: Automated seating of minors;

•	CFO TRAC: A unified and comprehensive suite of technology solutions designed to enable the futuristic agenda of chief financial officers (“CFOs”);

•	Outperforming CFO Framework: A best-practice and digital-enablement toolkit designed to deliver finance and accounting process optimization;

•	E-Close: A financial close management tool;

•	Verifare Plus 3.0 SM : A fare audit tool;

•	AnciFly: An ancillary revenue analytics engine;

•	Commercial Planning Suite: An integrated revenue analytics platform;

•	Data monetization platform: An engine to mine available data and create revenue generation opportunities;

•	Fintinel: Advanced financial analytics to identify audit targets by analyzing all the transactions;

•	WNS ACOSS: An end-to-end cargo solution powered by intelligent automation, advanced analytics and domain expertise;

•	WNS Skense: A proprietary cognitive data capture and processing platform to drive automation;

•	CFO digital cockpit: One-view analytical insights of the finance organization; and

•	Spend analytics: Automated spend classification and analysis.

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
As at March 31, 2022, we had 5,666 employees working in this business unit. In fiscal 2022 and 2021, this business unit accounted for 7.7% and 7.0% of our revenue, and 8.3% and 7.3% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/ Industry Sectors
. The key shipping and logistics
sub-verticals
and industry sectors we serve include:

•	Global air express and courier companies;

•	Ocean shipping — Non-vessel operating common carrier, ocean liners, ports and terminals and shipping agencies;

•	Trucking — Less-than-truckload, full truckload, truck rental and leasing, compliance, safety and accountability; companies

•	Third-party logistics and fourth-party logistics services;

•	Rail; and

•	Transportation safety and compliance.
Service Offerings
. We provide the following key areas of services to clients in this business unit:

Shipping and Logistics — Service Offerings
Sales and Marketing	Customer Experience Services	Document Processing	Operations Support
Tariff filing and maintenance, rate quotes, service contract / rate agreement creation and maintenance and actuarial services;	Customer file and debtor file administration, customer helpdesk, booking desk-phone /
e-mail
	/ electronic data interchange web, rating companies) and capital modeling, pricing and underwriting support, and catastrophe modeling;	Exports, bill of lading, processing, advance custom manifest submission, freight audit, billing and invoicing, vessel closures, imports, import data quality process / checks, arrival notifications, import general manifest filings with delivery order issuance, customers document processing, verified gross mass updating;	Vessel schedules — long-term support, vessel schedules — coastal, routing module maintenance, traffic control coordination, booking with carrier, hazardous cargo approvals, vendor management — vendor file administration, purchase order / job order creation, gate moves, ship husbanding, stowage planning, bay plan submission and distribution, inbound and outbound trans-shipment, maintenance and repairs, global stock reconciliation, container leasing validation, vessel performance reports, inventory management, chart corrections management, safety and environmental key performance indicator (“KPI”) monitoring onshore;

Transportation Safety and Compliance, and Analytics Services	Enterprise Shared Services	HR and Payroll	Sourcing and Procurement
Driver logs, driver qualification, video log monitoring, and miles without hours exceptions handling;	Accounts payable, accounts receivables, disbursement accounting, credit and collections, agency reconciliations, general ledger / bank reconciliation, cash reporting and audit / vendor reconciliation, financial management reporting, vendor helpdesk, monthly closing / quarterly / yearly closing, treasury support, agency audits, claims management;		Strategic sourcing, category management, contract management, spending analytics, and transactional procurement;

Research and Analytics	Technology Services
Metrics realization and analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, reverse logistics analytics, revenue analytics, and distribution center analytics; and	Intranet support, claims management, data hubbing,
e-commerce
registration,
e-learning
module content management,
e-learning
module content creation and intelligent automation services across segments; platform consulting and implementation support, consulting and transformation services (automation, business process re-engineering,
digital).
Technology Tools / Platforms
. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WNS Malkom ™ : An AI- and ML-enabled optical character recognition billing platform designed to digitize and automate approximately 60-70 percent of a bill of lading with a front-end application;

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
ML-driven
workflows and real-time data to drive intelligent operations;

•	ACE: Intelligent automation BOTs for portals to raise and rectify disputes;

•	iLearn: A digital learning platform;

•	Bolt: Custom learning experience to address training needs around logistics sectors from domain perspective; and

•	GLINT — A full-stack AI learning journey management platform.

Hi-Tech
and Professional Services
Our
hi-tech
and professional services (“HPS”) business unit’s objective is to help clients gain a competitive edge and outperform in their respective industries by leveraging digital transformation and tech-enabled solutions under a consultancy-led
approach. We currently cater to more than 35 clients from our key delivery centers in India, Romania, China, the Philippines and Sri Lanka.
Our HPS business unit offers an array of solutions to key
sub-segments
within the vertical. Our solutions range from complex trust and safety, fraud operations, business and market intelligence to simple data management and labeling operations. We have helped clients set up global business services centers encompassing horizontal services such as finance and accounting, human resource management, customer interaction services, procurement, and IT and infrastructure management.
As at March 31, 2022, we had 3,705 employees in the business unit. In fiscal 2022 and 2021, this business unit accounted for 6.2% and 6.2% of our revenue, and 6.7% and 6.5% revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/ Industry Sectors
. The key HPS
sub-verticals
and industry sectors we serve include:

•	Content and information publishers;

•	Background verification companies;

•	High technology (“Hi-Tech”) firms;

•	Legal services firms;

•	Executive search firms;

•	Real estate service firms; and

•	Marketing service providers.
Service Offerings
. We provide the following key areas of services to clients in this business unit:

Hi-Tech and Professional Services — Service Offerings
Background Verification Firms	Content and Information Publishers	Legal Services Firms	Executive Search Firms
Background checks, identity, education, employment, criminal background and social media checks, corporate investigative research, enhanced due diligence, international verification checks, occupational health checks, credit history checks, motor vehicle records checks for Federal Motor Carrier Safety Administration and Department of Transportation compliance;	Content sourcing, content creation, database creation, maintenance and update, aggregation, indexing and tagging, content copy editing and proofing, content enrichment, analysis and product creation, content review and quality assurance, design and production services for digital / print products, advertising operations and order fulfillment, analytics and CRM support;	Legal support, legal and business research, case management, document management, digital dictation transcription, pitch support, patent and trademark searches, contract management, title checking, lease management, company secretarial services, legal transcription and documentation, personal injury litigation support, property law (conveyancing);	Search lifecycle support, sourcing,
pre-screening,
name identification, interview and offer management, pitch book support, business intelligence, industry and company research, database clean-up,
update and management, document management, marketing and business development support, talent consulting, contract checks and audits;

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
Revenue operations (lead generation and scrubbing, upper funnel management, advertisement sales, digital and print advertisement operations, campaign management, agency and partner support);

Trust and safety (transaction monitoring, vendor and customer due diligence, know your customer (“KYC”) / anti-money laundering (“AML”) document verification);

Annotation solutions (text, image, data, video, voice, exception management);

Business-to-business
content moderation (ad monitoring and review, IP infringement, spam reporting, flagging false and misleading content);

BPaaS (Workforce Management as a Service, an
end-to-end
workforce management framework to forecast, schedule, monitor and report across the entire organization; Training as a Service, designed to provide training support to companies in a way that aligns with the way they work; Transition as a Service supports clients in all aspects of the transition process such as risk fit assessment and change management; and Quality as a Service enables clients to achieve desired quality business outcomes by leveraging a variety of approaches, tools and frameworks such as process re-engineering,
end-to-end
process diagnostics, customer satisfaction score and root cause analysis); and

Support services (customer lifecycle management, process consulting, decision support).

Banking and Financial Services
Our banking and financial services practice supports more than 25 leading clients, including large commercial and retail banks, wholesale and retail lenders, wealth advisors, asset managers, investment banks, private equity firms, hedge funds, financial technology (or commonly referred to as FinTech) organizations and mortgage servicing companies, with a comprehensive suite of BPM and transformation solutions.
We seek to add value to our clients’ businesses by improving customer experience, unlocking cost efficiencies and revenue opportunities, streamlining processes, and leveraging a wide range of process re-engineering,
automation (robotic and
non-robotic),
and digital and advanced analytics (AI and ML) solutions.
As at March 31, 2022, we had 3,292 employees working in this business unit. In fiscal 2022 and 2021, this business unit accounted for 5.8% and 4.7% of our revenue, and 6.2% and 4.9% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/ Industry Sectors
. The key banking and financial services
sub-verticals
and industry sectors we serve include:

•	Retail and commercial banking;

•	Mortgage and loans;

•	Wealth and investment banking;

•	Financial technology;

•	Asset management;

•	Financial advisory firms;

•	Financial research and financial market intelligence companies;

•	Trade finance; and

•	Private equity and hedge funds.
Service Offerings
. We provide the following key areas of services to clients in this business unit:

Banking and Financial Services — Service Offerings
Retail Banking	Commercial Banking	Capital Markets	Mortgage
On-boarding:
Application processing, document review and verification, KYC and customer due diligence, underwriting, spend limit;

Servicing: Maintenance, customer support, transaction processing, complaints and disputes handling, vulnerable customer management, fraud detection and management, chargebacks, AML transaction monitoring;

On-boarding:
Application processing, KYC / ultimate beneficial owner verification, document review and verification;

Credit Risk: Credit analysis, probability of default / loss given default, financial spreading, risk grading support;

Operations: Collateral management, covenant monitoring, renewals, annual reviews, settlement, rollovers, billing;

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
Application processing support / helpdesk, customer service, complaints handling, exception management, customer screening, transaction monitoring, operations advisory and transformation consulting services;
Finance and Accounting: Accounts payable, travel and expenses management, general ledger, budgeting and forecasting, financial planning and analysis, reporting, capital management support, asset liability management;

Sourcing and Procurement: Strategic sourcing, category management, contract management, spend analytics, transactional procurement; vendor management; and
Financial and business research, equity / fixed income / credit research, risk analytics, fraud analytics, model development and validation, loyalty analytics, customer interaction analytics.
Technology Tools / Platforms
. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	RiskCheck: A negative news screening platform;

•	iDetect: A fraud detection engine leveraging advanced analytics;

•	CreditEvaluator: A credit evaluation / pre-underwriting tool for credit cards;

•	KYC Researcher: An RPA-based tool for politically exposed person and sanctions screening;

•	iDebt: An intelligent debt management solution designed to improve collections efficiency and effectiveness;

•	Kwilo: An AI-based financial statement spreading tool;

•	WNS Skense: A proprietary cognitive data capture and contextualization platform underpinned by AI and ML;

•	Tookitaki: An analytics-led transaction monitoring platform;

•	MozaIQ: An automation solution to enable digital mortgage origination;

•	FCC Investigator: An intelligent automation tool that links data from multiple systems with risk and relevance scoring to discover red flags in a financial crime process; and

•	FCC Accelerator: Enables end-to-end KYC flow and financial crime management.

Utilities
We are a leading utilities BPM solutions provider with domain expertise across the utilities value chain — generation, transmission and distribution. Our solutions portfolio supports utility companies catering to the residential, industrial, and small and medium enterprise segments.
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
Our capabilities to support clients across processes in oil and gas, electricity and water suppliers include end-customer
support, back-office processes, new product offerings (including prepay meters), FAO services (including procurement services), debt management and other enabling services, such as meter reading, bill printing and digital support services (including smart metering). Our
Utility-in-a-Box
tool offers platform integration, application integration, data integration, process integration, component integration and system integration capabilities along with document control and digitization, master data management, enterprise resource planning implementation and support, and digital meter-to-cash.
WNS EXPIRIUS enables our customer experience services along with our following CoEs: Sales CoE (sales, up-sell
or cross-sell), Fulfillment CoE (transaction processing, customer retention), Assisted Digital Channels and Smart Collections (debt management). The end-to-end
services span the customer life cycle, namely customer acquisition, relationship management, customer retention and collections.
Using social media analytics and big data analytics across multiple channels, we help provide clients with a single view of the customer. Our analytics offerings include mining of structured and unstructured data, speech and text analytics, and revenue assurance analytics that includes bankruptcy analytics and fraud reduction and Energy Assistance Program (a program to assist low-income
families in managing their energy costs) analysis with a view to enable clients to acquire more customers, and improve cross-sell, up-sell
and collection rates. Our offerings in RPA, AI and ML include feasibility studies to identify processes, design and build solutions, and develop codes to automate processes for deployment in live environments. As an organization, we are also working on our oil and gas capability and building our renewable energy capability by evaluating a carbon emission model that is designed to not only help our clients but also their customers.
As at March 31, 2022, we had 3,258 employees working in this business unit. In fiscal 2022 and 2021, this business unit accounted for 4.4% and 4.6% of our revenue, and 4.7% and 4.8% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/ Industry Sectors
. The key utilities
sub-verticals
and industry sectors we serve include:

•	Oil and gas;

•	Electricity; and

•	Water.
Service Offerings
. We provide the following key areas of services to clients in this business unit:

Utilities — Service Offerings
Digital Meter-to-Cash Revenue Cycle Operations	Customer Experience Services	RPA, AI and ML	Research and Analytics
Managing the customer life cycle, which covers acquisition, billing, payment and withdrawal along with dispute resolution, exception handling, customer debt management, payment management for electricity, gas and water utilities across residential and business customers, all-encompassing
smart and analog meters, reduction in voids and gap properties, energy efficiency and zero carbon emission;	Sales CoE encompassing customer acquisitions, retention, enhancement, cross-selling /
up-selling,
	customer experience services — queries, correspondence, and asset management; prepay to help our clients set up a completely new offering for the customers;	Feasibility studies to identify processes, build solution design, develop codes to automate processes for deployment in live environments;	Data mining, decision-support services, revenue assurance covering smart collections, fraud analytics, bankruptcy forecasting, fraud reduction, cash flow improvement and engagement with vulnerable customers; this also has customer analytics — segmentation, lifetime value analysis, net promoter score analysis, speech analytics and text analytics;
Utilities — Service Offerings
Enterprise Shared Services
Finance and accounting, supply chain management and procurement:
E-sourcing,
vendor rationalization, supplier management, procurement optimization, sourcing, procure-to-pay
transactions, supply chain analytics,
order-to-cash
transactions and
record-to-report;
and

Human resource management: Administration support and payroll services.

Horizontal Units
Finance and Accounting
Our finance and accounting services encompassing an array of end-to-end
industry-specific and cross-industry solutions are powered by deep domain knowledge, data-to-insights
capabilities and digital innovation. We seek to drive
end-to-end
finance transformation leveraging intelligent automation, AI, cognitive computing, natural language processing, ML, blockchain, IoT, BPaaS platforms, embedded analytics and process re-engineering
frameworks.
We continue to utilize our virtual transition models designed to enable fast, seamless and cost-effective transitions. We have also implemented shared service centers rationalizing financial systems and IT platforms for our clients.
As at March 31, 2022, we had 7,799 employees in this horizontal unit. In fiscal 2022 and 2021, this horizontal unit accounted for 22.4% and 23.3% of our revenue, and 24.2% and 24.5% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-vertical
/ Industry Sectors
. The key industry sectors we serve include:

•	Retail and CPG;

•	Insurance;

•	Energy and utilities;

•	Healthcare;

•	Media and entertainment;

•	Banking and financial services;

•	Telecom;

•	Manufacturing;

•	Shipping and logistics;

•	Travel and leisure; and

•	Other emerging industries.
Service Offerings
. We provide the following key areas of services to clients in this horizontal unit:

Finance and Accounting — Service Offerings
Source-to-Pay (Procurement)	Quote-to-Sustain	Record-to-Report	Decision Support
Sourcing to Contract: Sourcing and supplier relationship management;

Procurement: Procurement operations;

Invoice to Pay: Document management, invoice processing and reporting, purchasing card and travel expense claims processing, payment remittances and accounts payable enquiries;

Miscellaneous activities and
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
Technology Tools / Platforms
. We utilize the following technology tools and platforms in delivering services to our clients in the horizontal unit:

•
Outperforming CFO Framework: A best practices-enabled framework with toolkits for assessment and digital enablement, designed to create transformation roadmaps, enhance process optimization and target operating model redesign;

•	FIAB: A suite of advanced analytics offerings for the CFO’s organization, providing insights to enhance visibility and financial controls. The following are the primary applications under FIAB:

•	JEAP — An app based on advanced statistical models, designed to transform how controllership works;

•
enC@SH — Working capital enhancement through advanced AP analytics and a range of simulators for
‘What-if
Analysis’; provides a prioritized list of opportunities to enhance liquidity and bottom-line impact;

•
DoppelSkanner — A nimble and
non-intrusive
universal duplicate detection application with multiple cutting-edge features such as fuzzy matching (a technique that provides improved ability to process word-based matching queries to find matching phrases or sentences from a database), phonetic matching and user customizable strictness; and

•
Fintinel — A risk and audit analytics application designed to identify the right set of audit targets from accounts payable invoices and travel and expense claims using a range of intelligent statistical and forensic methods.

•	WNS eClose: A workflow solution for streamlining the period-end close process;

•	WNS JE Rec TRAC TM : A workflow solution for automatic reconciliation tracking, processing, validation and checklist;

•	AP TRAC: An end-to-end invoice processing workflow solution;

•	CashWiz: A cloud-based cash application platform leveraging fuzzy logic;

•	WNS Trackpoint Pro: A web-based case management tool;

•	Quote-to-Sustain: An integrated end-to-end solution powered by data, analytics and intelligent automation for managing order fulfillment, billing and receivables; and

•	F&A TRAC: An e-forms and workflow solution that can be utilized across multiple management processes such as source-to-pay, quote-to-sustain and record-to-report..

Customer Experience Services
Our Customer Experience (“CX”) services leverage a human-centered design that seeks to ensure domain, digital and innovation are at the core to deliver superior business outcomes and build customer trust. We focus on co-creating
business outcomes with our clients by combining our domain-focused digital solutions and CoEs.
WNS CX services are enabled by our proprietary solution WNS EXPIRIUS. It is a customer experience solution that integrates human-assisted design and domain expertise with
AI-driven
conversational insights and CX
consulting-led
strategies to create a holistic digital CX.
The EXPIRIUS model comprises eight modular solutions, or microservices, which are all led by return on investment. These solutions have been designed to meet the specific CX demands of businesses powered through consulting and four CoEs: Sales, Fulfillment, Assisted Digital Channels and Smart Collections. Our global network of WNS
Co-creation
Labs leverages a human-centered approach to support the design and delivery of CX services. The end-to-end
services span the customer life cycle, namely customer acquisition, relationship management, customer retention and collections.
As at March 31, 2022, we had 14,665 employees in this horizontal unit. In fiscal 2022 and 2021, this horizontal unit accounted for 17.1% and 16.9% of our revenue, and 18.5% and 17.8% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/ Sectors
. The key industry sectors we serve include:

•	Healthcare;

•	Manufacturing;

•	Retail and CPG;

•	Shipping and logistics;

•	Banking and financial services;

•	Travel and leisure;

•	Media and entertainment;

•	Telecom;

•	Utilities; and

•	Hi-Tech.
Service Offerings
. We provide the following key areas of services to clients in this horizontal unit:

Customer Experience Services — Service Offerings
Customer Experience Transformation	Centers of Excellence	Workforce Models	Engagement Models
Cutting-edge technology, proven methodologies and frameworks, and human-assisted solutions;

Expertise across CX initial state assessment, customer journey mapping, omni-channel engagement and hyper-personalized solutions, customer analysis, intelligent automation, realignment of CX strategy post
COVID-19;

WNS’ industry-contextualized CoEs combine domain experts with WNS EXPIRIUS;

Four CoEs: WNS Sales CoE (A “Sales + Service” bundled offering designed to transform order-taking contact centers to revenue-generating profit centers), WNS Fulfillment CoE (designed to enable seamless, omni-channel, and unified fulfillment experiences through a digital and analytics driven approach), WNS Assisted Digital Channels CoE (leverages an integrated omni-channel contact strategy, underpinned by AI, cognitive and analytical solutions), and WNS’ Smart Collections CoE (a debt collections strategy driven by in-house
smart tools);

WNS Open Talent Model: Designed to foster communities of domain experts and enable enterprises to access best-in-class
talent on demand; underpinned by open workforce, open workflow and open workspace;

Channels: Voice, email, chat, social media (traditional sites such as Facebook, Twitter, forums, blogs and review sites), digital engagement (mobile, web) and asynchronous messaging;

Languages: Support in English, French, Italian, Spanish, German, Arabic, Afrikaans and more than 20 key regional languages across the globe; and
Innovative, outcome-driven commercial models aimed at reducing the total cost of ownership and unlocking non-linear growth through levers across digital, domain and delivery during the deal tenure.
Technology Tools / Platforms
. We utilize the following technology tools and platforms in delivering services to our clients in this horizontal unit:

•
WNS EXPIRIUS Toolkit – We collaborate with leading enterprise software product providers, niche vendors and unique tools / platform providers to co-create
domain-specific IP and solutions leveraging the right digital infrastructure. As a result, under the EXPIRIUS umbrella, we have created a toolkit of eight microservices, each of which is designed to address a specific business challenge.

•	EXPIRIUS ConverseEX (a conversational cognitive self-service solution);

•	EXPIRIUS CloudServEX (an omni-channel cloud contact center-as-a-service solution);

•	EXPIRIUS AssistEX (proactive agent assistance and automation);

•	EXPIRIUS TranslateEX (a real-time language translation solution);

•	EXPIRIUS EngageEX (a workforce engagement suite);

•	EXPIRIUS RemoteEX (user monitoring for security and compliance);

•	EXPIRIUS ElevateEX (360° customer insights and integrated analytics-as-a-service); and

•	EXPIRIUS JourneyEX (a customer journey discovery and orchestration solution).

Research and Analytics
Our research and analytics practice (now branded as “WNS Triange”) is designed to drive transformation by enabling businesses to define the right data, analytics and AI strategy, and execute that strategy with cloud-based platforms and solutions.
A deep domain understanding across industries as the foundation, WNS Triange aims to help businesses ask the right questions to accurately identify all the critical challenges, strategize on clear goals, translate them to impactful actions and achieve desired outcomes at speed and scale.
WNS Triange is underpinned by advanced analytics capabilities and domain knowledge, deep understanding of intelligent cloud platforms and technology deployments, outcome-driven models, specialized data and analytics CoE services, co-creation
labs designed to deliver continuous innovation and experimentation, and strategic partnerships with leaders in analytics and technology solutions.
The three core pillars of our data, analytics and AI practice are Triange Consult, Triange NxT and Triange CoE.
As at March 31, 2022, we had 3,344 employees in this horizontal unit. In fiscal 2022 and 2021, this horizontal unit accounted for 10.5% and 10.4% of our revenue, and 11.3% and 10.9% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-vertical
/ Industry Sectors
. The key research and analytics
sub-verticals
we serve include:

•	Retail and CPG;

•	Banking and financial services;

•	Insurance;

•	Utilities;

•	Travel and leisure;

•	Healthcare; and

•	Other emerging industries.
Service Offerings
. We provide the following key areas of services to clients in this horizontal unit:

Research and Analytics – Service Offerings
Triange Consult	Triange NxT	Triange CoE
Designed to enable clients to accelerate their data-driven digital transformation through consulting expertise, transformation roadmaps, proprietary frameworks across data strategy, governance, quality, AI / ML operations and domain-specific areas combined with design thinking principles;
Platform-driven offering built with core components that democratize data access with plug-and-play
components;

Platforms are equipped to have a
360-degree
view of data along with
slice-and-dice
dashboards,
what-if
scenario builders and ML operations;

Core components are leveraged to build various
AI-powered
industry analytics modules with seamless user interface to help solve specific business problems; and
CoE model that combines industry and domain expertise, AI assets, intelligent cloud offerings, frameworks, best practices and strategic partnerships to implement modernized enterprise data landscape and help accelerate client’s data-driven digital transformation journey.
Technology Tools / Platforms
. Some of the key platform-driven offerings that are part of Triange NxT include:

•
Unified Analytics Platform (“UAP”): UAP combines intelligent cloud, data engineering components and AI / ML operations with industry-specific modules to deliver an end-to-end
analytics offering designed to cater to the needs of a specific industry. For example, Insurance Analytics in-a-Box
is built to combine the platform’s core data components with analytics design patterns,
API-driven
architecture, insurance-specific algorithms (including claims, pricing, underwriting, fraud, marketing and customer analytics) and
AI-powered
decision models, and deliver seamless and visually intuitive insights to enable business users of insurance clients to make data-driven decisions; and

•
WNS Skense: Skense is a proprietary cognitive data capture and contextualization platform; this enterprise-grade platform underpinned by AI and ML is designed to drive intelligent automation; it ingests structured / unstructured business data and applies proprietary algorithms to generate contextualized information, followed by summarization to create structured and harmonized data sets.

Technology Services
Our technology strategy for clients has been to leverage established and emerging technologies to re-define
existing business models, embed process intelligence and automation into business operations, and drive organizational agility while simultaneously expediting the shift to the ‘Work from Anywhere’ model.
At the core of our technology strategy is “WNS TRAC
®
,” which is a consolidated suite of comprehensive digital BPM solutions. It combines the strengths of deep domain and technology expertise, a global partner ecosystem and end-to-end
service provisioning (from consulting / advisory to implementation, support and managed services).
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
As at March 31, 2022, we had 502 employees in this horizontal unit. In fiscal 2022 and 2021, this horizontal unit accounted for 2.1% and 2.2% of our revenue, and 2.2% and 2.3% of our revenue less repair payments
(non-GAAP),
respectively.
Sub-verticals
/ Industry Sectors
. The key industry sectors we serve include:

•	Travel and leisure;

•	Insurance;

•	Shipping and logistics;

•	Utilities;

•	Retail and CPG; and

•	Healthcare.
Industry-specific
Technology Tools / Platforms
. We utilize the following industry-specific technology tools and platforms in delivering services to our clients in this horizontal unit:

•	Travel TRAC

•	Verifare Plus 3.0 SM : A fully automated, analytics-enabled and web-based fare audit solution designed to enable airlines to maximize revenue recovery and minimize revenue leakage;

•	Qbay SM : A fully automated and cloud-hosted workflow management platform designed to manage back-office operations across centers and geographies, minimize costs and enhance customer service;

•
SmartPro
®
Interline Audit Tool: A fully automated,
analytics-led
and
web-enabled
proration engine designed to help airlines make better revenue management decisions, arrest revenue leakage, prorate accurately, comply with industry regulations and reduce total cost of operations;

•	BIDT: A revenue integrity solution;

•	WNS ACOSS: A suite of agile solutions designed to enhance efficiencies across revenue and cost-critical cargo processes; and

•
Commercial Planning Suite: A cloud-based and unified decision support / analytics platform designed to drive actionable insights from disparate sources for functions such as revenue management, sales, pricing, network planning, code share and alliances.

•	Insurance TRAC

•	WNS Insurance BPaaS / Insurance-in-a-Box: A target operating model designed to provide insurers with the combined advantage of technology platforms and BPaaS;

•	Mobile-enabled First Notice of Loss: A smartphone self-serve application designed for claims lodgment; and

•	eAdjudicator: An RPA- and analytics-led solution designed to automate the end-to-end adjudication process for various types of claims.

•	Shipping and Logistics TRAC

•	WNS Malkom: A digital billing platform, underpinned by AI and ML, designed to automate the end-to-end bill of lading process; and

•
WNS CollecTRAC: A
re-usable
collections bot,
plug-and-play
or
ready-to-integrate
(solution) with customer-specific portals and enterprise applications, designed to improve aging AR and TAT for dispute resolution and response to customer queries.

•	CPG and Retail TRAC
Warranty BPaaS: A
platform-led
offering designed to automate claims processing, improve customer satisfaction and reduce the cost of warranty operations.

•	Healthcare
WNS TRACbox: A multi-channel workflow platform for advanced document handling for improvement in process and operational efficiency.
Cross-industry Technology Tools / Platforms
. We utilize the following cross-industry technology tools and platforms in delivering services to our clients in this horizontal unit:

•	CFO TRAC

•
Procure-to-Pay:
A technology solution designed to facilitate multi-channel introduction of invoices, data extraction and processing, followed by seamless transfer to native enterprise resource planning systems for further action;

•	Order-to-Cash: A software-as-a-service solution designed to standardize the order-to-cash process in line with industry-leading practices; and

•	Record-to-Report: A solutions suite designed to automate complex and high-volume transactional reconciliations for banks and large organizations.

•	CPO TRAC, including ProjectTRAC and InsightTRAC

•	WNS Procurement Card: A fully integrated, compliant and automated solution designed to manage the reconciliation and settlement process in the client’s existing enterprise resource planning system;

•	WNS Supplier Portal: A supplier self-service portal designed to enable efficient online exchange and flow of supplier communications; and

•	WNS Spend Analytics: A solution designed to centralize, classify, search and improve data quality to derive meaningful and actionable business insights in real-time.

•	WNS Xpert

•	A proprietary low-code / no-code process-agnostic workflow automation platform with best-of-breed technology and scalable, secure architecture.

•	Managed Services

•	TrackPoint Pro: A proprietary, web-based case management solution that is designed to transform operations, increase efficiency and drive higher stakeholder satisfaction; and

•	Zoho Desk: A cloud-hosted solution designed to streamline work practices and increase collaboration through easy and effective query resolution.

•	Analytics

•	SocioSEER ™ : A social media analytics platform;

•	WNS Brandttitude ™ : A cloud-based business intelligence self-serve analytics platform;

•	WNS Agilius: A proprietary cloud-based business intelligence self-serve analytics platform;

•	WNS Sentinel: An AI-led tracking tool for early identification of trends for new product development; and

•	WNS Skense: A proprietary cognitive data extraction and contextualization platform underpinned by AI and ML; and

•	Data Management Suite: A comprehensive suite designed to enable enterprises to scale the data maturity curve faster.

•	Customer Experience

•
WNS EXPIRIUS: A digital customer experience model designed to integrate human-assisted design and domain expertise with
AI-driven
conversational insights and
consulting-led
strategies, combining multiple solutions across the customer interaction life cycle.

•
RPA and Intelligent Automation TRAC
™
: A proprietary suite of automation solutions developed on third-party collaborators’ platforms for RPA, cognitive technologies, ML and AI systems. It is designed to deliver automation and transformation services to our clients.

Sales and Marketing
The sales cycle for BPM services is time-consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers (in person or virtually), and performing analysis (including diagnostic studies, proofs-of-concept,
and pilot implementations) to demonstrate our delivery capabilities, finally culminating into a contract with the client. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and staffed them with “hunting” or new relationship sales professionals (which we refer to as “hunters”), as well as “farming” or existing client relationship professionals (which we refer to as “farmers”). Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing clients’ business needs and to offer appropriate domain-specific solutions.
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
Our sales teams comprise highly experienced professionals, with an average tenure at WNS exceeding five years. They bring a wealth of industry expertise and leverage their knowledge to orchestrate transformative deals with new and existing clients. As at March 31, 2022, our front-line sales teams consisted of 121 members including hunters and farmers.
Our hunting team’s focus post-pandemic is to continue strengthening WNS’ position in our key sectors and service lines and open up new sub-sectors
and geographies to become a market leader. We continue to focus on large transformative opportunities that drive desired business outcomes for our clients. Our teams of farmers are responsible for identifying and initiating discussions with and selling services in new areas to existing clients, while our hunters are responsible for identifying opportunities with new clients who seek to outpace and outperform their peers by transforming their operational and digital service models.
Both farmers and hunters work with clients to
co-create
digital-led
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
A key aspect of our sales growth has been the ability of our sales leaders, in collaboration with their expert solutions and operations team, to both foresee and adapt to market changes that impact clients’ respective industries, operating and revenue models. The pervasiveness of AI and ML and the integration of data into the human-centric and automated decision making process have changed WNS’ approach to BPM. Our team’s focus has evolved into developing service models that utilize digital offerings and services by means of our proprietary and our collaborators’ solutions. This helps us to address and often go beyond clients’ needs. We are an evolved digital solutions provider in key business verticals such as manufacturing, healthcare, travel, retail and insurance. Our proprietary solutions such as the domain-led
hyperautomation suite, the pharmaceutical-specific PRECIZON (a cloud-based, natural language-processing driven fully customizable competitive intelligence platform), WNS EXPIRIUS (a digitally integrated customer-experience service model), and the cross-industry SocioSEER
™
(a social media analytics platform) digitally scrape, aggregate and learn, while being overlaid with a human to cull dashboards into bespoke reports for leaders. We offer intelligent automation solutions to drive smart outcomes. For example, we recently collaborated with a leading provider of promotional solutions to leverage intelligent automation and the cloud to drive a seamless customer experience across channels.
We take a long-term, holistic approach toward building client relationships – from initial contact to business as usual, underpinned by a multi-layered governance methodology to ensure collaboration, co-creation
and service evolution. We believe it is the commitment of our sales, service and leadership teams that is the core reason behind clients collaborating with and continuing with WNS through opportune and turbulent times.

Clients
As at March 31, 2022, we had a diverse client base of 414 clients (with each client generating more than $0.01 million in revenue in fiscal 2022) across a variety of industries and service types, including companies that we believe are among the leading players in their respective industries.
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

	Year ended March 31,
	2022	2021
Below $1.0 million	258	250
$1.0 million to $5.0 million	108	101
$5.0 million to $10.0 million	25	14
More than $10.0 million	23	19
Competition
Competition in the BPM services industry is intense and growing steadily. See “Part I – Item 3. Key Information – D. Risk Factors – Risks Related to Our Business – We face competition from onshore and offshore BPM companies and from information technology companies that also offer BPM services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.”
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

(1)	WNS TRAC ® industry-specific solutions, including the following:

a)	Insurance TRAC TM solutions including digital claims platform, WNS InVog (Insurance-in-a-box), and other proprietary solutions in our Insurance business unit;

b)
Travel TRAC
TM
solutions, including revenue accounting platform, fare audit platform (“Verifare Plus 3.0
SM
”), fare
pro-ration
solution (SmartPro), revenue integrity solution (“BIDT”), queue distribution and productivity management solution (Qbay
SM
), ACOSS as suite of agile solutions designed to enhance efficiencies across revenue and cost-critical cargo processes, and other solutions which we use in our Travel business unit

c)
S&L TRAC
TM
solutions including WNS Malkom, a cloud native digital platform that covers end-to-end
freight automation for logistics carriers and shipping companies, and helps drive optimization using AI/ML algorithms

d)	Healthcare TRAC ™ solutions including multi-channel workflow platform for advanced document handling and improvement in process and operational efficiency (WNS TRACKBox) and

e)	Industry-specific point-solutions used in other business units.

(2)	WNS auto claims software platform (Claimonix) for insurers and fleet services, which we use in our WNS Assistance business, as well as other insurance clients;

(3)	WNS TRAC ® cross-industry solutions, including the following:

a)
CFO TRAC
TM
solutions for our finance and accounting services, combining our proprietary software as well as solutions developed on 3 rd
party software. The suite includes AP TRAC
TM
, solution for
end-to-end
invoice processing workflow,

b)	Digital CIS TRAC TM solutions including WNS EXPIRIUS for our CIS (Customer Interaction Services) practice, combining multiple solutions across the customer interaction lifecycle

c)	CPO TRAC TM solutions for procurement including proprietary solutions like ProjectTRAC, InsightTRAC, WNS Procurement Card and PIA chatbot for procurement services

(4)
WNS RPA and Intelligent Automation TRAC
TM
, including our proprietary automation solutions and solutions developed on third party partner platforms for RPA, cognitive technologies, ML and AI systems for delivering automation and transformation services to our clients.

There are other proprietary software, point solutions and platform solutions developed on third party software used for cross-industry services including our Research and Analytics business unit.
We customarily enter into licensing and
non-disclosure
agreements with our clients with respect to the use of their software platforms and systems. We maintain intellectual property rights in our proprietary software platforms and systems, and license the use of third party software platforms and systems from their respective owners. Under our contracts with third-party software platform providers, any solutions developed by us based on such third party software platforms, using our domain knowledge, are our intellectual property (unless qualified otherwise). Our client contracts usually provide that all customized intellectual property created specifically for the use of our clients will be assigned to them, unless it is clearly identified as our intellectual property.
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
Your Enterprise” and “WNS TRAC” in most of the countries where we have a presence.
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
Technology service management methodology
— Our technology service delivery management is based on an information technology infrastructure library framework. We assist over 400 clients with technology implementation, service delivery and support for end user computing, wide area network, local area network telecommunications, customer interaction management platform, IT security, datacenter systems and cloud computing technology platforms.
Process and Quality Assurance and Risk Management
Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined
operational metrics. We have over 1,468 employees that help us meet quality assurance and ISO 9001 standards for Quality Management Systems and ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality to customers. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2022, more than 67 different projects were completed using Lean Six Sigma methodologies and over 462 additional projects are in progress. We also trained over 35,816 employees in ISO 9001 and Lean Six Sigma principles in fiscal 2022.
We have been honored with the following awards for our achievements in quality assurance in fiscal 2022:

•	WNS won the Golden Peacock Business Excellence Award 2021; and

•	WNS won two 2021 ISG Digital Case Study Awards for “standout” digital transformation engagements with its clients

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
Human Capital
As at March 31, 2022, we had 52,081 employees, of whom 34,201 are based in India, 10,858 are based in the Philippines, 2,988 are based in South Africa, 1,213 are based in the US, 1,025 are based in Sri Lanka, 473 are based in the UK, 429 are based in Romania, 412 are based in China, 124 are based in Poland, 115 are based in Costa Rica, 103 are based in Spain, 66 are based in Australia, 38 are based in Turkey, 11 are based in Germany, 11 are based in France, six are based in Canada, four are based in the United Arab Emirates, three are based in Singapore, and one is based in Switzerland. Most of our associates hold university degrees. As at March 31, 2021, we had 43,997 employees. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.
Recruiting and Retention
We believe that talent acquisition is an integral part our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which is sourced from recruitment agencies, job portals, advertisements, college campuses (where we focus on recruiting talented individuals) and walk-in
applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruited an average of 1,425 employees per month in fiscal 2022.
During fiscal 2022, 2021 and 2020, the attrition rate for our employees who had completed six months of employment with us was 36%, 22% and 30% respectively.

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
Future-ready Workforce
.
Digital technology is fast-evolving and is becoming increasingly more pervasive in our lives. We recognize the importance of a workforce that is ready for a digital future. We aim to prepare our workforce to become digital natives. Below are some of the programs that we have implemented to create a future-ready workforce.

•
Digital Future
: DiFU is a program through which we identify, assess and develop capabilities across the organization in order to be digitally ready for the future. We collaborated with Deloitte Consulting and MIT Sloan to establish a digital competency framework that has been tailored for employees at all levels. We assessed employees on their digital readiness last year and we have now moved to the second phase of the program, which focuses on building a “digital mindset” through a series of workshops with industry experts for 200 leaders.

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

•
FutureSkills:
FutureSkills is a new age learning experience platform established by NASSCOM, the National Association of Software and Service Companies. The FutureSkills platform aims to help IT professionals develop capabilities in digital technologies. The platform enables continuous learning and deep skills development in nine emerging technologies – RPA, big data, AI, cybersecurity, IoT, virtual reality, 3D printing, social and mobile and cloud computing. In addition to technical skills, FutureSkills users have the opportunity to develop professional skills such as digitalization, problem solving, design thinking, communication and story-telling, project management, negotiation and influencing, collaboration, product management, program management and continuous learning. WNS has made available access to this platform via license for each and every employee across the globe.

•
G
LINT
: GLINT is an
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

Robust Leadership Bench
.
We have also established a number of programs that focus on nurturing and developing future leaders of the organization.

•
Signature Leadership Development Program (“SLDP”):
This unique engagement is designed for our top leaders and created in collaboration with Korn Ferry and Harvard Business Publishing. The key focus areas include driving strategic agility, driving BHAGs, client-wins, and collaboration and building a renewed digital perspective. SLDP is a
12-month
program that includes
face-to-face
sessions, virtual sessions,
one-on-one
and group coaching, along with corporate immersions. The program aims to help participants with their continued career success and growth as enterprise leaders, which in turn will help support us in our digital transformation, thereby helping us achieve our overall strategic goals.

•
The CEO Millennial Council:
Approximately 80% of our workforce are millennials / “Generation Z”. The CEO Millennial Council is an initiative where young minds at WNS get the opportunity to work closely with senior leaders in the company. Council members are tasked with helping the WNS brand stay in alignment with changing trends. They also develop action plans for the organization in their chosen fields, including employee engagement, corporate social responsibility, technology and enhancement of the company’s brand presence.

•
The Millennium — WNS’ Leadership Academy:
The Millennium, a new initiative for leadership development, aims at offering customized, role-specific, competency-aligned leadership development solutions for our leaders in the role band C2 and above. The objective is to build leadership capabilities to enable the organization to reach its business goals. Programs are mapped to a competency set titled “Leadership Winning DNA” and includes competencies related to the client, business acumen, digital mindset, people leadership and personal mastery. The Millennium offers learning programs developed with academic institutions and business consulting / training firms such as Duarte Training, Deloitte, Strategic Proposals, Ariel Group and Wilson Learning.

•
The Trusted Client Advisor (“TCA”)
: This program develops strategic client management capabilities of our client partnering teams across the globe to make them trusted advisors. This curated learning journey spreads over a total of 31 hours and comprises four modules, which are co-created
with four leading learning providers.

•
“Q-rious”
Awards:
WNS’ learning-excellence awards cover 12 categories and are designed to fuel curiosity, encourage knowledge acquisition and celebrate learning excellence; winners are announced every quarter and celebrated in an annual award ceremony.

•
i-Excel
— This leadership-learning intervention is designed for specific cohorts from business units, horizontals and support functions, based on key identified areas / themes. The programs are delivered by Harvard Business Publishing and Cornell University. A series of programs are conducted virtually over a period of a few months, using a blend of virtual classroom sessions, group assignments, simulations and self-paced learning modules.

•
In collaboration with Harvard Business Publishing:
A total of four sessions on the theme “Leading in Turbulent Times” are spread over six months and facilitated by HBP moderators. This program focuses on three core areas, namely personal leadership, leading through crisis and being client-first in the new world.

•	In collaboration with Cornell University: A total of nine sessions (three sessions per theme) are facilitated by professors from Cornell

•	on three key themes of enterprise leadership, inspirational leadership and being future forward (i.e. developing an understanding of key trends impacting the organization’s future).

•
Gravitas
:
Developed in collaboration with leading learning organizations, this is a curated
23-hour
journey with two components — a programmatic journey focusing on self-introspection, impactful communication, professional presence and personal well-being; and a self-introspection journey, which gives
360-degree
feedback in a virtual live and survey format.

•	Building Coaching Capabilities

•	WNS Certified Coach : This program for mid-level managers has been conceptualized to enable a coaching mindset and build coaching capabilities across the enterprise.

•	Leader as Mentor and Coach : This program has been created to help leaders acquire coaching and mentoring tools and techniques to augment their leadership style.
These leadership programs are available on multiple platforms in different formats, including self-paced courses, virtual instructor-led
sessions, simulation-based training and other blended learning methods.
Inclusive Culture
. We are committed to creating an inclusive culture within the organization. To this end, some of the programs we have implemented include:

•
Centurion Program
:
A talent management program for grooming women leaders within the organization, this program has so far given us about 45 women leaders for roles in middle management across business teams. The program has been launched to meet the following initiatives:

•	Build a talent pipeline of potential women leaders through structured development;

•	Provide an aspirational and structured career progression framework for high-potential female employees; and

•	Further our diversity and inclusion agenda.

•	Bloomberg Gender Equality Index : WNS has been included in the Bloomberg Gender Equality Index for the second consecutive year (2022, 2021).
Talent Fungibility
. The BPM industry has been revolutionized by AI, robotics and other digital disruptions. As such, there is an increasing need for a pool of fungible talents to meet changing business requirements. We have implemented a number of initiatives designed to keep our employees’ skills relevant in the competitive market and in different roles.
Examples include:

•
The “Aspire” Program
: The Aspire program enables the creation of talent pools for roles that are expected to develop in the near future. Employees are taken through a specially designed journey which includes tie-ups
with reputed academic institutes, leader-speak sessions, live projects, etc.

•	HR Leadership Program : This 18-month journey, created in collaboration with Deloitte Consulting, has been curated for HR managers to move into leadership roles for different HR functions.

•	COMPASS : This is a dedicated, self-paced learning platform for managers transitioning into new roles.

•
Emerging Leaders Program
:
This is a program that specifically caters to emerging leaders in tier II locations in India within our company. A few key focus areas are managing new expectations and changes; client collaboration and handling conversations; managing team performance and retention; building linguistic capability; and building a pool of self-sufficient front-line managers.

Employee Health and Safety
In response to the ongoing
COVID-19
pandemic, we have taken the following measures to protect our employees:

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

Environmental, Social and Governance
We are dedicated towards building a sustainable business model and a socially conscious future, one that is driven by collaboration and people. Our business strategy is designed to help ensure that we continue to evolve our sustainability agenda and commit to the highest standards. We partner with our 50,000+ employees, 380+ clients, our partners and the community around us to co-create
a better tomorrow. Our commitment towards sustainability across environment, social and governance (“ESG”) are guided by our five pillar approach –

•
Enabling our people to outperform
: Our inclusive talent management strategy prioritizes the empowerment of our digitally driven workforce and upskill them to stay relevant in this ever-evolving technological landscape. Respect, inclusivity and collaboration continue to be critical elements of our people management strategy.

•
Delivering value to our clients:
We leverage our domain expertise and prowess to drive and manage the data-to-insights
journey as well as our ability to drive digital innovation to enable sustainable business transformation for our clients. As we strengthen our sustainability approach, we will continue to collaborate and partner with our clients in their sustainability journey.

•
Caring for our communities:
Through WNS Cares Foundation’s (WCF) numerous sustainable initiatives, we continue to work towards building an equitable society, guided by three pillars: educate, empower and enrich. Despite the pandemic, we undertook high-impact interventions that have contributed quality education, one of the sustainable development goals (SDGs) outlined by the United Nations.

•
Building a safe environment for all our stakeholders through ethics, integrity and compliance:
Values of trust, ethics and integrity are embedded in our company, internally and externally, to encompass the spirit of co-existence
and collective action – be it in working with our clients and value chain partners, collaborating with our employees or nurturing the interests of the communities within which we function. We strive to comply with laws at all times and maintain transparency in our disclosures and communication. We have achieved ISO 27001 information security certification and are certified under “Payment Card Industry Data Security Standard (PCI DSS)” in the “Level 1 Service Provider” category.

•
Protecting our planet:
Energy, greenhouse gas emissions, waste management and water management are the key areas we have identified for monitoring and managing our environmental performance. Our company has already established an environment management system based on latest ISO 14001: 2015 standard which is also certified by one of the leading certification bodies.

Our five pillar approach has been ratified by an extensive materiality assessment which was conducted by an external agency in order to identify ESG priorities for internal and external stakeholders.
The assessment survey is available at https://nasdaqomx.qualtrics.com/jfe/form/SV_7VsWronI3AY1LTg.

Regulations
Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Australia, China, Costa Rica, Canada, France, Germany, India, Ireland, Mauritius, the Netherlands, New Zealand, the Philippines, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.” We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.
In fiscal 2022, 2021 and 2020, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $20.9 million, $11.1 million and $17.7 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2022, 2021 and 2020, respectively, if the tax holidays and exemptions described below had not been available for the respective periods.
We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme. Our effective tax rate in Sri Lanka had been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018 until December 31, 2019, following which the income from export of service had been subject to tax at 14% on net basis. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue, as more fully described below. From fiscal 2016 until fiscal 2022, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2026. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Also, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to our Philippines subsidiary.

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
Philippines
From fiscal 2016 until fiscal 2022, our company started operations in various delivery centers in the Philippines which are eligible for tax exemption benefits expiring between 2020 and 2026. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5% on gross profit. As per the Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years.
Any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to our Philippines subsidiary.
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

Notes:

(1)	WNS Global Services AG, wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated in Switzerland on July 16, 2021.
(2)
On August 1, 2021, we acquired all outstanding shares of MOL Information Processing Services (I) Private Limited. The name of the entity was changed to WNS Information Services (India) Private Limited with effect from December 1, 2021.

(3)	WNS Global Services Lisbon, Unipessoal LDA, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated in Portugal on August 13, 2021.
(4)	WNS Global Services (Romania) SRL-Punct De Lucru Sibiu, new branch established on December 28, 2021.
(5)	WNS Denali Sourcing Services, Inc. a fully owned subsidiary of Denali Sourcing Services Inc. has been dissolved with effect from April 20, 2022.

D. Property, Plants and Equipment
As at March 31, 2022, we have an installed capacity of 34,494 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis.
The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option, as described below. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates.

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
India:
Mumbai	421,387	3,103
Godrej Plant 10			February 15, 2026	N/A
Godrej Plant 11			February 15, 2026	N/A
Godrej Plant 5			February 15, 2026	N/A
Raheja (SEZ), Airoli			May 31, 2029	N/A
Interface building, Malad – 4 th floor			March 31, 2025	N/A
Gurgaon	342,640	3,958
World Tech park Block – B2 – 9 th floor			April 30, 2032	N/A
World Tech park Block – B3 – 9 th floor			April 30, 2032	N/A
World Tech Park – 8 th , 9 th , 10 th & part 11 th floor			April 30, 2032	N/A
World Tech Park– Remaining part of 11 th floor			April 30, 2032	N/A
World Tech Park – Block A3 – 11 th floor			April 30, 2032	N/A
World Tech Park – Block B3 – 10 th floor			April 30, 2032	N/A
World Tech Park – Block B2 – 10 th floor			April 30, 2032	N/A
World Tech Park – Block A2& A3 – 10 th floor			April 30, 2032	N/A
Pune	594,616	8,705
Magarpatta			N/A	N/A
Weikfield – Phase I			February 14, 2023	N/A
Weikfield – Phase II			April 30, 2023	N/A
Weikfield – Phase III			June 14, 2023	N/A
Magarpatta (SEZ) – Level 5			February 14, 2026	N/A
Magarpatta (SEZ) – Level 6			October 26, 2026	N/A
Magarpatta (SEZ) – Level 7			February 28, 2027	N/A
Magarpatta – Tower 9			February 28, 2029	N/A
Pune Info city – 5 th floor			June 14, 2022	June 14, 2027
Pune Info city – 4 th floor			June 14, 2023	June 14, 2028
Pune Info city – 3 rd floor			September 30, 2023	September 30, 2033
Nashik	1,14,908	1,546
Shreeniketan			June 30, 2023	N/A
Vtech			October 13, 2023	N/A
Ashoka Business Conclave – 6 th floor			November 19, 2024	N/A
Ashoka Business Conclave – 3 rd floor			November 19, 2025	N/A
Bangalore	191,890	1,990
RMZ Centennial – Ground floor and Level 1			June 14, 2025	June 14, 2028
RMZ Centennial – Level 2 and 3			October 31, 2025	October 31, 2028
RMZ Centennial – Terrace			July 31, 2025	July 31, 2028
Chennai	125,644	945
RMZ Millenia Ground and 1 st floor			March 31, 2024	March 31, 2045
DLF (SEZ) – Phase 1&2			March 15, 2026	March 31, 2031
DLF IT SEZ – 9 th floor			March 15, 2026	March 15, 2031
Vishakhapatnam	249,633	1,071
MPS Plaza (2)			September 4, 2022	March 4, 2027
Vizag IT Park Ltd			April 1, 2034	N/A
Tech Mahindra			March 31, 2026	March 31, 2029
Noida	22,111	265
Brookfield			January 22, 2023	January 22, 2033
Indore	52,214	573
Brilliant Titanium – 5 th floor			May 15, 2032	N/A
Hyderabad	19,863	329
Maximus Tower, 1 st floor			January 5, 2023	January 04, 2028

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
Sri Lanka:	54,675	820
Colombo (HNB) – Level 12 and 13			July 31, 2028	N/A
Colombo (Orion City)			August 24, 2023	August 24, 2028
UK:	14,810	170
Ipswich (Museum Street)			May 23, 2028	N/A
Piccadilly (Malta House)			February 10, 2027	N/A
Sackville House,39-40 Piccadilly			January 9, 2025	January 9, 2030
Regus Manchester Didsbury			August 31, 2022	N/A
US:	106,376	612
7909 Parklane Road, Columbia SC-1 st floor			May 31, 2026	May 31, 2029
Bellevue (Sterling Plaza) – 5 th and 6 th floors			May 31, 2024	N/A
Pittsburg (One Waterfront Place)			July 31, 2022	July 31, 2027
Houston (Corporate Drive) (3)			June 30, 2022	N/A
Houston (Northchase Drive)			March 31, 2026	March 31, 2036
Jay Madison Avenue			June 30, 2024	N/A
Turkey:	N/A	10
Istanbul (MeydanK Plaza)			April 30, 2023	N/A
Switzerland:	2,077	—
Zurich (Bahnhofstrasse) (4)			Not specified	N/A
Romania:	46,730	586
Bucharest (West Gate) – 2 nd and 3 rd floors			January 19, 2023	January 19, 2026
Centrul de Afacer – 8 th floor			December 31, 2024	December 31, 2025
Philippines:
Manila	621,809	6,716
Eastwood – 10 th floor			June 30, 2023	June 30, 2026
Eastwood – 9 th floor			June 30, 2023	June 30, 2026
Techno Plaza II			April 30, 2026	N/A
Zeta Tower – 10 th floor			May 14, 2024	May 14, 2029
Exxa tower – 15 th floor			March 19, 2023	March 19, 2028
Exxa Tower – 16 th floor			June 14, 2023	June 14, 2028
Exxa Tower – 17 th floor			November 30, 2023	November 30, 2028
Giga Tower – 8 th floor			October 15, 2024	October 15, 2029
Giga Tower – 9 th floor			April 30, 2025	April 30, 2030
Ilo Ilo
One Global Centre			January 15, 2026	N/A
Three Techno Place – 4 th floor			March 16, 2027	March 16, 2032
Two Techno Place			April 30, 2024	April 30, 2029
Cybergate Tower 1- 7 th floor			December 31, 2026	N/A
Acclaim GST			November 14, 2022	N/A
Alabang
Vector 2 – 9 th and 10 th floors			February 28, 2027	February 28, 2032
Capella – 15 th and 16 th floors			May 31, 2026	May 31, 2031
FiliInvest Axis – 21 st floor			August 14, 2023	August 14, 2028
FiliInvest Axis – 22 nd floor			November 30, 2023	November 30, 2028
Tera Towers			September 30, 2025	N/A
Costa Rica:	12,592	200
San Jose (Forum H)			April 30, 2025	N/A
United Arab Emirates:	510	N/A
Dubai Airport Free Trade Zone			November 22, 2023	N/A
South Africa:	206,220	2,685
Cape Town
Knowledge Park			March 31, 2025	March 31, 2030
Claremont – Level 4			June 30, 2022	June 30, 2027
Claremont – Level 5			June 30, 2022	June 30, 2027
Bellavile
Ambition House – 4 th floor			October 31, 2022	N/A
Johannesburg
DownSouth Ridge Park			April 30, 2023	August 31, 2026
Durban
Hippopark Avenue – Sections 1 and 2			April 30, 2025	N/A
Poland:	17,400	217
Gdynia (Luzycka Office Park)- Buildings C and D			August 31, 2027	N/A
China:	47,598	515
Guangzhou (Zhongshan Street) – 22 nd and 30 th floor			April 30, 2024	N/A
Dalian (Dalian Software Park) – Building 22			May 15, 2023	N/A
Beijing (YongAnDongLi) – 5 th floor			May 31, 2023	N/A
Shanghai (Huangu PL)			January 31, 2024	N/A
Germany:	32	—
Friedrich-Ebert-Anlage 36			October 31, 2022	N/A
Australia:	1,216	—
Sydney (Berry Street)			March 27, 2023	N/A
Spain:	3,806	52
4A, Mira II, Balear – 1 st floor			July 17, 2023	N/A
5A, Mira II, Balear – 1 st floor			September 6, 2023	N/A
Notes:
N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension option is exercised.
(2)	We have issued a termination notice to MPS Plaza and will surrender the facility in September 2022.
(3)	We have issued a termination notice to Houston Corporate Drive and will surrender the facility in July 2022.
(4)	The lease may be terminated with three-months’ notice.
(5)
We have signed a lease for new premises located at Central Avenue, Mumbai, India (the second, third and fourth floors), effective starting from April 1, 2023; the premises have 187,457 square feet of total space.

(6)
We have signed a lease for new premises located at Cybergate Tower 1, Ilo Ilo, Philippines (the third and fourth floors), effective starting from July 31, 2022; the premises have 44,945 square feet of total space.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2023, we intend to continue to streamline our operations by further consolidating production capacities in our delivery centers.

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
For a discussion of our results in fiscal 2021 compared to fiscal 2020 and certain comparative numbers in fiscal 2020, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form
20-F
for fiscal 2021 filed with the SEC on May 14, 2021.
Overview
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
We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth
domain knowledge. The major industry verticals we currently target are the insurance; healthcare; travel and leisure; diversified businesses (including manufacturing, retail and CPG, media and entertainment, and telecom); shipping and logistics;
hi-tech
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
Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house
or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore BPM is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.
The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2022	2021
	(US dollars in millions)
Revenue	$1,109.8	$912.6
Our revenue is generated primarily from providing BPM services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and
“non-fault”
repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2(s) to our consolidated financial statements included elsewhere in this annual report. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP
financial measure. We believe that revenue less repair payments (a non-GAAP
financial measure) for “fault” repairs reflects more accurately the value addition of the BPM services that we directly provide to our clients. Management believes that revenue less repair payments
(non-GAAP)
may be useful to investors as a more accurate reflection of our performance and operational results.

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

	Year ended March 31,
	2022	2021
	(US dollars in millions)
Revenue	$1,109.8	$912.6
Less: Payments to repair centers (1)	83.0	43.9

Revenue less repair payments (non-GAAP)	$1,026.8	$868.7

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.
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
(non-GAAP)
may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Year ended March 31,
	2022	2021
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$1,026.8	$868.7
Exchange rate impact	(3.5)	10.3

Constant currency revenue less repair payments (non-GAAP)	$1,023.4	$879.0

Global Economic Conditions
Global economic conditions continue to show signs of turbulence. The
COVID-19
pandemic has had, and is likely to continue to have, a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance and visibility, as described in further detail below, see “—Impact of
COVID-19.”
The global outbreak and spread of the
COVID-19
disease caused by the severe acute respiratory syndrome coronavirus 2, which was reported to have surfaced in December 2019, has caused a slowdown in the growth of the global economy. The global economy is entering a pronounced slowdown in 2022 after having shown some momentums of growth in 2021. The global spread of
COVID-19
has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. Global prospects remain highly uncertain as the
COVID-19
pandemic resurgence and economic recoveries diverge across countries and sectors, reflecting variations in pandemic-induced disruptions and the extent of policy support. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.
In February 2022, a military conflict arose between Russia and Ukraine, with the latter being supported by countries in the NATO alliance as well as others around the globe, including imposition of financial and trade sanctions against Russia. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In the event the conflict continues or extends beyond Ukraine, together with reduction or stoppage of energy exports from Russia, the global economy could face a recessionary downturn. We have operations in Poland and Romania, which border Ukraine and are partly dependent on gas supplies from Russia for their energy needs. The economies of Poland and Romania may be materially and adversely affected in the event of any disruption of gas supplies or extension of the conflict beyond Ukraine. In addition, as a result of the ongoing military conflict, there is an increasing number of migrants in Poland and Romania. Such an influx of migrants could lead to rising inflations in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries.
The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU as well as other countries, such as the United States, Australia and New Zealand. In particular, the UK and the EU have ratified a trade and cooperation agreement governing their future relationship and the UK continues to negotiate agreements on specific areas of trade and economic arrangements with other countries. The
UK-EU
trade and cooperation agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In many countries globally there are concerns over rising inflation and potential economic recessions, including due to the impacts of the
COVID-19
pandemic. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken global economies. In parts of Europe and India where we operate, there are similar signs of continued economic slowdown and weakness. Sri Lanka, where we have operations, is facing a significant economic crisis resulting from rapidly depleting foreign reserves, a depreciating local currency and rising prices. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global economic slowdown may be further prolonged by subsequent outbreaks of
COVID-19
in countries which are taking, or which have taken, steps to ease lockdown measures; such outbreaks may require those countries to extend their lockdown measures or roll-back previous measures taken to facilitate the re-opening
of their economies. For further information, see “Part I — Item 3. Key Information — D. Risk Factors — The global economic and geo-political
conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.”
These economic and
geo-political
conditions have affected, and may continue to affect, our business in a number of ways, as we have operations in 12 countries and we service clients across multiple geographic regions. The general level of economic activity, such as decreases in business and consumer spending, may result in a decrease in demand for some of our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, has adversely affected, and may continue to adversely affect, our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, and further affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. In the US, there is concern over slowing economic growth and continuing trade tensions.

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the Euro (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the Philippine peso or the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results.
Fluctuations between the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro, or the Australian dollar, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro, and the Australian dollar, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.
For example, the Indian rupee depreciated against the US dollar by an average of 0.3%, the Philippine peso depreciated against the US dollar by an average of 2.2%, the Euro depreciated against the US dollar by an average of 0.3%, while the pound sterling appreciated against the US dollar by an average of 4.6%, the South African rand appreciated against the US dollar by an average of 9.3%, and the Australian dollar appreciated against the US dollar by an average of 3.0%, in fiscal 2022.
The depreciation of the Indian rupee, and the Philippine peso, and the appreciation of the pound sterling and the Australian dollar, in each case against the US dollar in fiscal 2022, positively impacted our results of operations, whereas the appreciation of the South African rand and the depreciation of the Euro, in each case against the US dollar, negatively impacted our results of operations in fiscal 2022.
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
Impact of
COVID-19
The
COVID-19
pandemic has had and is likely to continue to have a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance and visibility of business outlook. It has required organizations around the world, including WNS, to re-think
their business strategies around service delivery, workforce management, information technology, cyber security and data privacy. Despite recent progress in the administration of vaccines, the outbreak of recent variants, including Delta and Omicron, and the related mitigation measures that have been put into place across the globe, have had and are likely to continue to have a significant impact on the global economy and demand for our services from a number of our clients across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. While our revenues have increased in fiscal 2022, as compared to fiscal 2021, our business has been, and we expect will continue to be, impacted across industry verticals as the
COVID-19
pandemic continues to affect the global economy across industries.
We have seen, and we continue to see, deterioration in many of our clients’ businesses, and the outlook going forward remains uncertain and volatile. Our revenue has faced, and continues to face, pressure from declining demand volumes from a number of clients (as their businesses continue to be negatively impacted), delays in new business ramp-ups,
and lockdowns and other measures imposed by governments around the world, which has resulted and continues to result in our temporary inability to meet the service level and performance requirements of our clients. We have also received, and continue to receive, client requests for price reductions and discounts. However, for the three months ended September 30, 2021, December 31, 2021 and March 31, 2022, we experienced revenue improvement both sequentially and on a year-on-year
basis. Such improvement was driven by broad-based revenue growth across verticals and service offerings and reduced
COVID-19
headwinds. These benefits more than offset the impact of wage increases, the reinstatement of our corporate leave policy allowing our employees to carry forward unused leave entitlement, which resulted in a provision for such leave entitlement and increased facility related and business continuity costs. In addition, the number of our clients have increased, resulting in increased revenues in fiscal 2022, as compared to fiscal 2021.
We have a business continuity planning mechanism in place and continue to actively work to understand our clients’ changing requirements, adapt delivery to a “work from home” model, ensure data security, prioritize critical processes, adjust service levels and manage discretionary costs (such as travel costs) and fixed costs (such as personnel costs). While travel restrictions have had a short-term impact on our ability to deliver our services, we have been working to reduce our reliance on travel by changing our business model to be able to conduct meetings using virtual conferencing and collaboration tools. Our “work from home” delivery capability steadily improved throughout fiscal 2021, and the first quarter of fiscal 2022, from delivering over 80% of our clients’ requirements in April 2020 to almost 100% of our clients’ requirements in the second, third and fourth quarters of fiscal 2021. In addition, we have also worked, and will continue to work with national, state, and local authorities, so as to comply with applicable rules and regulations related to the
COVID-19
pandemic.

Due to the need to ensure the continuity of our operations, the
COVID-19
pandemic has required us to increase our expenses to ensure an adequate transition. For example, we have incurred costs as we significantly shifted towards a “work from home” model, where we purchased additional equipment (such as desktops and laptops) for our employees’ home use, software and internet connectivity devices, productivity enhancement technology tools, provided accommodation, meal and transportation allowances and overtime compensation to our employees and organized sanitization and cleaning of our offices and facilities. As a result of these early investments, we are now able to execute a “work from home” model for both existing and new clients. We expect that we will continue to require additional expenditures to meet evolving client requirements for flexible work arrangements and expanded services to support areas outside of their traditional business focus. We also expect that we will continue to incur additional costs to monitor and improve operational efficiency of our “work from home” model, invest in information technology solutions and security measures to safeguard against information security risks and incrementally transition to a hybrid “work from home” and office model on a limited basis as local restrictions ease and circumstances permit, including costs to implement safeguards to protect the health and safety of our employees as they gradually return to the office. We believe that these short-to-medium
term costs incurred might benefit us in the long term, as these steps have broadened our “remote working” capabilities, which we expect to become an opportunity and a permanent feature in our future delivery strategy, as well as our business continuity plans, given that the
COVID-19
pandemic has caused our clients to critically evaluate their business models and potentially adopt a shift towards BPM and a greater willingness to embrace digital transformation services and technology-enabled, automated process solutions.
In the short to medium term, we expect volatility to continue in the foreseeable future. We have observed demand reductions from a number of clients in a range of verticals, particularly travel and leisure, diversified businesses (especially manufacturing and retail) and utilities during fiscal 2021 and fiscal 2022, as compared to demand levels prior to the
COVID-19
pandemic. However, beginning in June of fiscal 2021, we have observed a gradual resurgence of client engagement, particularly in the areas of competitive positioning and cost reduction, accelerating digital transformation and improving operational flexibility.In addition, we have experienced an increase in the number of clients, resulting in an increase in revenue in fiscal 2022, as compared to fiscal 2021.
In the longer term, while we remain confident in our business and the quality of our services, the magnitude of the impact to our business and financial performance in fiscal 2023 and beyond will be a function of several factors, including, but not limited to, the following:

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
We continue to work closely with our clients to maximize our ability to service their rapidly changing business requirements.

We are continually evaluating the impact of the
COVID-19
pandemic on our liquidity and financial position. As at March 31, 2022, we have cash and investments of $413.0 million, unutilized lines of credit amounting to $96.1 million and no debt. Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. Also, see “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.
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
For further information, see “Part I — Item 3. Key Information — D. Risk Factors — Our business operations and future growth may be negatively impacted on account of the
COVID-19
pandemic.”

Revenue
We generate revenue by providing BPM services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP
financial measure) for the periods indicated:

	Year ended March 31,		Change
	2022	2021	$	%
	(US dollars in millions)
Revenue	$1,109.8	$912.6	197.2	21.6%
Revenue less repair payments (non-GAAP)	$1,026.8	$868.7	158.1	18.2%
We have a large client base diversified across industries and geographies. As at March 31, 2022, we had a diverse client base of 414 clients (with each client generating more than $0.01 million in revenue in fiscal 2022).
Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.
Revenue by Top Clients
In fiscal 2022 and 2021, the percentage of revenue and revenue less repair payments
(non-GAAP)
that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Top client	7.3%	8.1%	7.9%	8.5%
Top five clients	27.1%	26.8%	27.6%	27.6%
Top ten clients	41.1%	42.3%	41.4%	43.4%
Top twenty clients	54.1%	58.8%	53.4%	58.5%
Revenue by Industry
For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”
We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; healthcare; travel and leisure; diversified businesses (including manufacturing, retail, CPG, media and entertainment, and telecom); shipping and logistics;
hi-tech
and professional services; banking and financial services; and utilities.
In fiscal 2022 and 2021, our revenue and revenue less repair payments
(non-GAAP)
were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2022	2021	2022	2021
Insurance	29.9%	29.2%	24.3%	25.6%
Healthcare	17.7%	18.9%	19.1%	19.9%
Travel and leisure	14.8%	14.2%	16.0%	14.9%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	13.5%	15.3%	14.6%	16.1%
Shipping and logistics	7.7%	7.0%	8.3%	7.3%
Hi-tech and professional services	6.2%	6.2%	6.7%	6.5%
Banking and financial services	5.8%	4.7%	6.2%	4.9%
Utilities	4.4%	4.5%	4.8%	4.8%

Total	100.0%	100.0%	100.0%	100.0%

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
The impact of the
COVID-19
pandemic has affected, and we expect it to continue to affect, the demand for our services across industries from a number of our clients, depending on the ability of each client, and the nature of their industries, products and services, in coping with the crisis. Our business has been, and we expect will be, impacted across industry verticals as the
COVID-19
pandemic continues to affect the global economy across industries. For further information, see “— Global Economic Conditions — Impact of
COVID-19.”
Revenue by Service Type
In fiscal 2022 and 2021, our revenue and revenue less repair payments
(non-GAAP)
were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2022	2021	2022	2021
Industry-specific	38.9%	40.8%	42.0%	42.9%
Finance and accounting	22.4%	23.3%	24.2%	24.5%
Customer experience services	17.1%	16.9%	18.5%	17.8%
Research and analytics	10.5%	10.4%	11.3%	10.9%
Auto claims	8.7%	6.0%	1.3%	1.2%
Others (1)	2.4%	2.6%	2.7%	2.7%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services and human resources outsourcing services.

Revenue by Geography
In fiscal 2022 and 2021, our revenue and revenue less repair payments
(non-GAAP)
were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Geography	2022	2021	2022	2021
North America (primarily the US)	45.4%	44.2%	49.1%	46.5%
UK	32.8%	31.4%	27.4%	27.9%
Europe (excluding the UK)	6.1%	6.7%	6.6%	7.1%
Australia	6.1%	7.7%	6.6%	8.1%
South Africa	2.0%	2.9%	2.2%	3.0%
Rest of world	7.6%	7.1%	8.1%	7.4%

Total	100.0%	100.0%	100.0%	100.0%

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
We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS
B-BBEE
Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. In fiscal 2022, the voting rights were increased to 48.84% to help ensure WNS South Africa (Pty) Ltd maintains the same level. We achieved a level one rating in respect of WNS South Africa (Pty) Ltd in May 2022, which is valid until April 2023 whereas the BBBEE verification audit for WNS Global Services SA (Pty) Limited is currently in progress and the new rating is expected to be issued in the first quarter of fiscal 2023. To help us achieve the requisite BBBEE rating for WNS Global Services SA (Pty) Limited, we have implemented a program that includes divesting some of our interests in such subsidiary to address the requirement relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We expect to maintain a level one rating in respect of WNS South Africa (Pty) Ltd and achieve a level six rating in respect of WNS Global Services SA (Pty) Limited, which would help ensure that we continue to meet the minimum BBBEE rating required under our contracts with South African clients and be eligible for government grants associated with our domestic and international business. However, there is no assurance that WNS South Africa (Pty) Ltd or WNS Global Services SA (Pty) Limited will maintain their existing BBBEE ratings in the future annual BBBEE verification audits. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Revenue by Location of Delivery Centers
For fiscal 2022 and 2021, our revenue and revenue less repair payments
(non-GAAP)
were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Location of Delivery Center	2022	2021	2022	2021
India	50.1%	50.8%	54.1%	53.4%
United States	15.2%	16.5%	16.4%	17.3%
Philippines	12.9%	13.1%	13.9%	13.8%
UK (1)	11.5%	7.9%	4.4%	3.3%
South Africa	5.1%	5.7%	5.5%	5.9%
Sri Lanka	1.5%	1.7%	1.6%	1.8%
China	1.3%	1.4%	1.4%	1.5%
Romania	1.1%	1.4%	1.2%	1.5%
Spain	0.5%	0.6%	0.5%	0.6%
Poland	0.4%	0.5%	0.5%	0.6%
Costa Rica	0.3%	0.4%	0.4%	0.3%
Australia (2)	0.1%	—	0.1%	—

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey, which was not significant.
(2)	Revenue from Australia is for process being delivered under our “work from home” model. We do not have any delivery center in Australia.
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
In our WNS Auto Claims BPM segment, we earn revenue from claims handling, repair management services and legal services relating to personal injury claims. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for
“non-fault”
repairs business. Further, we provide legal services relating to personal injury claims through our subsidiary WNS Legal Assistance LLP.

Revenue by Contract Type
For fiscal 2022 and 2021, our revenue and revenue less repair payments
(non-GAAP)
were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Revenue by Contract type	2022	2021	2022	2021
Full-time-equivalent	63.4%	65.0%	68.5%	68.2%
Transaction	17.0%	14.6%	10.3%	10.3%
Subscription	9.3%	10.8%	10.0%	11.3%
Fixed price	5.7%	4.6%	6.2%	4.9%
Others (1)	4.6%	5.0%	5.0%	5.3%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)
Others includes revenue from “outcome-based arrangements”, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses).

Expenses
The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, payments to repair centers, facilities costs, depreciation, legal and professional costs, and travel expenses. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating
expenses include finance expenses as well as other expenses recorded under “other income, net.”
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
Selling and marketing expenses as a proportion of revenue was 4.9% in fiscal 2022 as compared with 5.4% for fiscal 2021. Selling and marketing expenses as a proportion of revenue less repair payments
(non-GAAP)
was 5.2% in fiscal 2022 as compared with 5.7% for fiscal 2021. Due to the uncertainty of the
COVID-19
pandemic, we have limited visibility at this time on its impact on our sales team and selling and marketing expenses, if any, and are unable to forecast whether or to what extent selling and marketing expenses as a proportion of revenue or revenue less repair payments will increase or decrease in fiscal 2023.

General and Administrative Expenses
Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, share-based compensation expense, legal and professional fees, travel expenses, and other general expenses not related to cost of revenue and selling and marketing.
General and administrative expenses as a proportion of revenue was 13.6% in fiscal 2022 as compared with 13.8% in fiscal 2021. General and administrative expenses as a proportion of revenue less repair payments
(non-GAAP)
was 14.7% in fiscal 2022 as compared with 14.5% in fiscal 2021. Due to the uncertainty of the
COVID-19
pandemic, we have limited visibility at this time on its impact on our general and administrative expenses, if any, and are unable to forecast whether or to what extent general and administrative expenses in absolute terms will increase or decrease in fiscal 2023.
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
We had a foreign exchange gain of $6.0 million in fiscal 2022 as compared to a loss of $0.8 million in fiscal 2021.
Amortization of Intangible Assets
Amortization of intangible assets is primarily associated with our acquisitions of Fusion Outsourcing Services (Proprietary) Limited in June 2012, Value Edge in June 2016, Denali in January 2017, HealthHelp in March 2017, the acquisition of a customer contract from Telkom SA SOC Limited in May 2015, and CEPROCS in December 2021.
Other Income, Net
Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous income and expenses.
Finance Expense
Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings, transaction costs and the gains/losses on settlement of related derivative instruments. On adoption of IFRS 16, with effect from April 1, 2019, interest expense on lease liabilities is also reflected in this line item. We expect our interest payable on our term loans to be lower in fiscal 2023 as compared to fiscal 2022, when we fully repaid loans which we obtained to fund our acquisition of HealthHelp.

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
The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2022	2021
Total headcount	52,081	43,997
Built up seats (1)	34,494	34,365
Used seats (1)	—	—
Seat utilization rate (1) (2)	—	—
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
The “work from home” model continued to be used in fiscal 2022 and fiscal 2021. Accordingly, the used seats details and seat utilization rate details are not relevant for fiscal 2022 and fiscal 2021.

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

We expect our total headcount in fiscal 2023 to increase as compared to fiscal 2022 as the impact of an increased flow of business from new and existing clients is expected to continue to increase our hiring requirements in fiscal 2023.
Foreign Exchange
Exchange Rates
We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the Philippine peso or the South African rand appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments
(non-GAAP)
is denominated in US dollars (55.6% and 60.1%, respectively, in fiscal 2022 and 54.0% and 56.7%, respectively, in fiscal 2021), pound sterling (29.5% and 23.8%, respectively, in fiscal 2022 and 28.0% and 24.4%, respectively, in fiscal 2021), and, to a lesser extent, Australian dollars (5.7% and 6.2%, respectively, in fiscal 2022 and 7.3% and 7.7%, in fiscal 2021), the Euro (5.7% and 6.1%, respectively, in fiscal 2022 and 6.3% and 6.6%, respectively, in fiscal 2021), and the South African rand (2.0% and 2.1%, respectively, in fiscal 2022 and 2.9% and 3.1%, respectively, in fiscal 2021), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (45.8% in fiscal 2022 and 43.5% in fiscal 2021) and, to a lesser extent, in the Philippine peso (12.3% in fiscal 2022 and 13.3% in fiscal 2021) and the South African rand (5.7% in fiscal 2022 and 6.2% in fiscal 2021). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately
₹
74.49 per $1.00 in fiscal 2022, which represented a depreciation of the Indian rupee of 0.3% as compared with the average exchange rate of
₹
74.25 per $1.00 in fiscal 2021, which in turn represented a depreciation of the Indian rupee of 4.7% as compared with the average exchange rate of approximately
₹
70.91 per $1.00 in fiscal 2020.
The average pound sterling to US dollar exchange rate was approximately £0.73 per $1.00 in fiscal 2022, which represented an appreciation of the pound sterling of 4.6% as compared with the average exchange rate of approximately £0.77 per $1.00 in fiscal 2021, which in turn represented an appreciation of the pound sterling of 2.7% as compared with the average exchange rate of approximately £0.79 per $1.00 in fiscal 2020.
The average Australian dollar to US dollar exchange rate was approximately A$1.35 per $1.00 in fiscal 2022, which represented an appreciation of the Australian dollar of 3.0% as compared with the average exchange rate of approximately A$1.39 per $1.00 in fiscal 2021, which in turn represented an appreciation of the Australian dollar of 5.3% as compared with the average exchange rate of approximately A$1.47 per $1.00 in fiscal 2020.
The average Euro to US dollar exchange rate was approximately €0.860 per $1.00 in fiscal 2022, which represented a depreciation of the Euro of 0.3% as compared with the average exchange rate of approximately €0.857 per $1.00 in fiscal 2021, which in turn represented an appreciation of the Euro of 5.0% as compared with the average exchange rate of approximately €0.900 per $1.00 in fiscal 2020.
The average South African rand to US dollar exchange rate was approximately R14.85 per $1.00 in fiscal 2022, which represented an appreciation of the South African rand of 9.3% as compared with the average exchange rate of approximately R16.37 per $1.00 in fiscal 2021, which in turn represented a depreciation of the South African rand of 10.9% as compared with the average exchange rate of approximately R14.76 per $1.00 in fiscal 2020.
The average Philippine peso to US dollar exchange rate was approximately PHP50.07 per $1.00 in fiscal 2022, which represented a depreciation of the Philippine peso of 2.2% as compared with the average exchange rate of approximately PHP49.00 per $1.00 in fiscal 2021, which in turn represented an appreciation of the Philippine peso of 4.7% as compared with the average exchange rate of approximately PHP51.43 per $1.00 in fiscal 2020.
The depreciation of the Indian rupee against the US dollar by 0.3% and 4.7% in fiscal 2022 and 2021, as compared with the average exchange rate in fiscal 2021 and 2020, respectively had a positive impact on our expenses in those years. As a result, increases in our cost of revenue, and to a lesser extent, our general and administrative expenses were partially offset by the positive impact of the depreciation of Indian rupee in fiscal 2022 and 2021. The appreciation of the Australian dollar and pound sterling in fiscal 2022 and fiscal 2021, the depreciation of the Philippine peso in fiscal 2022, the depreciation of South African rand and the appreciation of the Euro in fiscal 2021, in each case against the US dollar, positively impacted our results of operations in those years. The appreciation of South African rand and the depreciation of the Euro against the US dollar in fiscal 2022 and the appreciation of the Philippine peso against the US dollar in fiscal 2021 negatively impacted our results of operations in those years. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”
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

Currency Regulation
Our Indian subsidiaries are registered as exporters of BPM services with STPI or Special Economic Zone (“SEZ”). According to the prevailing foreign exchange regulations in India, an exporter of BPM services registered with STPI or SEZ is required to receive its export proceeds in India within a period of nine months from the date of such exports in order to avail itself of the tax and other benefits. In the event that such a registered exporter has received any advance against exports in foreign exchange from its overseas customers, it is required to render the requisite services so that such advances are earned within a period of one year from the date of such receipt. If such a registered exporter does not meet these conditions, it will be required to obtain permission from the Reserve Bank of India to receive and realize such foreign currency earnings.
A majority of the payments we receive from our clients are denominated in pound sterling and US dollars. For most of our clients, our subsidiaries in Mauritius, the Netherlands, Australia, the UK and the US enter into contractual agreements directly with our clients for the provision of BPM services by our Indian subsidiaries, which hold the foreign currency receipts in an export earners’ foreign currency account. All foreign exchange requirements, such as for the import of capital goods, expenses incurred during overseas travel by employees and discharge of foreign exchange expenses or liabilities, can be met using the foreign currency in the export earners’ foreign currency account in India. As and when funds are required by us, the funds in the export earners’ foreign currency account may be transferred to an ordinary rupee-denominated account in India.
There are currently no Jersey, UK or US foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations.
Income Taxes
We operate in multiple tax jurisdictions including Australia, China, Costa Rica, Canada, France, Germany, India, Ireland, Mauritius, the Netherlands, New Zealand, the Philippines, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US. As a result, our effective tax rate changes from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax
book income and the implementation of various global tax strategies, as well as non-recurring
events.
In fiscal 2022, 2021 and 2020, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $20.9 million, $11.1 million and $17.7 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2022, 2021 and 2020, respectively, if the tax holidays and exemptions described below had not been available for the respective periods.
We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme as discussed below. From fiscal 2016 until fiscal 2022, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2026. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Our effective tax rate in Sri Lanka had been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018 until December 31, 2019, following which the income from export of service had been subject to tax at 14% on net basis. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue, as more fully described below.
India
In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which was 34.95% in fiscal 2022, 2021 and 2020.
In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a
15-year
tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions in the last five years. From fiscal 2012 until fiscal 2022, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon and Noida, India that were registered under the SEZ scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations, which are set to expire between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption which are set to expire between fiscal 2026 and fiscal 2034. Such income tax exemption are only eligible for business units and operations set up under the SEZ legislation on or before March 31, 2020.

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
Philippines
From fiscal 2016 until fiscal 2022, our company started operations in various delivery centers in the Philippines which are eligible for tax exemption benefits expiring between 2020 and 2026. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years.
Any changes in the regulations relating to work-from-home arrangements may impact the tax exemption benefits available to our Philippines subsidiary.
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
(non-GAAP)
for the periods indicated:

	As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Cost of revenue	66.2%	64.3%	63.5%	62.5%
Gross profit	33.8%	35.7%	36.5%	37.5%
Operating expenses:
Selling and marketing expenses	4.9%	5.4%	5.2%	5.7%
General and administrative expenses	13.6%	13.8%	14.7%	14.5%
Foreign exchange (gain)/loss, net	(0.5)%	0.1%	(0.6)%	0.1%
Amortization of intangible assets	1.0%	1.5%	1.1%	1.6%
Operating profit	14.8%	14.8%	16.0%	15.5%
Other income, net	(1.2)%	(1.4)%	(1.4)%	(1.4)%
Finance expense	1.2%	1.6%	1.3%	1.7%
Income tax expense	2.9%	3.3%	3.2%	3.5%
Profit after tax	11.9%	11.2%	12.9%	11.8%
The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP
financial measure) and sets forth payments to repair centers and revenue less repair payments
(non-GAAP)
as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2022	2021	2022	2021
	(US dollars in millions)
Revenue	$1,109.8	$912.6	100.0%	100.0%
Less: Payments to repair centers	83.0	43.9	7.5%	4.8%

Revenue less repair payments (non-GAAP)	$1,026.8	$868.7	92.5%	95.2%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2022	2021
	(US dollars in millions)
Revenue	$1,109.8	$912.6
Cost of revenue (1)	735.2	587.2

Gross profit	374.6	325.4
Operating expenses:
Selling and marketing expenses (2)	53.9	49.6
General and administrative expenses (3)	151.1	126.3
Foreign exchange (gain)/loss, net	(6.0)	0.8
Amortization of intangible assets	11.5	13.7

Operating profit	164.1	135.1
Other income, net	(13.9)	(12.5)
Finance expense	13.4	14.8

Profit before income taxes	164.5	132.7
Income tax expense	32.4	30.1

Profit after tax	$132.1	$102.6

Notes:

(1)	Includes share-based compensation expense of $5.2 million in fiscal 2022 and $4.9 million in fiscal 2021.
(2)	Includes share-based compensation expense of $4.9 million in fiscal 2022 and $4.3 million in fiscal 2021.
(3)	Includes share-based compensation expense of $34.1 million in fiscal 2022 and $29.0 million in fiscal 2021.

Fiscal 2022 Compared to Fiscal 2021
Revenue
The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Year ended March 31,
	2022	2021	Change	% Change
	(US dollars in millions)
Revenue	$1,109.8	$912.6	$197.2	21.6%
The increase in revenue of $197.2 million was primarily attributable to an increase in revenue from existing clients of $160.0 million, and revenue from new clients of $38.0 million, partially offset by a decrease in the hedging gain on our revenue by $0.8 million to a gain of $3.5 million in fiscal 2022 from a gain of $4.2 million in fiscal 2021. The increase in revenue was primarily due to higher volumes in our insurance, travel and leisure, healthcare, shipping and logistics, banking and financial services, hi-tech
and professional services, diversified businesses, and utilities verticals and an appreciation of the pound sterling, the South African rand, and the Australian dollar by an average of 4.6%, 9.3%, and 3.0%, respectively, against the US dollar in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021. This increase in revenue was partially offset by a depreciation of the Euro by an average of 0.3% against the US dollar in fiscal 2022, as compared to the average exchange rate in fiscal 2021.
Revenue by Geography
The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2022	2021	2022	2021
	(US dollars in millions)
North America (primarily the US)	$504.3	$403.5	45.4%	44.2%
UK	363.9	286.6	32.8%	31.4%
Europe (excluding the UK)	67.9	61.4	6.1%	6.7%
Australia	67.4	70.3	6.1%	7.7%
South Africa	22.3	26.4	2.0%	2.9%
Rest of world	84.1	64.3	7.6%	7.1%

Total	$1,109.8	$912.6	100.0%	100.0%

The increase in revenue in the North America (primarily the US) region was primarily attributable to higher volumes in our travel and leisure, diversified businesses, healthcare, banking and financial services, insurance, shipping and logistics, hi-tech
and professional services, and utilities verticals. The increase in revenue from the UK region was primarily attributable to higher volumes in our insurance, utilities, hi-tech
and professional services, healthcare, banking and financial services, travel and leisure, and shipping and logistics verticals and an appreciation of the pound sterling against the US dollar by an average of 4.6%, as compared to the average exchange rate in fiscal 2021, partially offset by a lower volume in our diversified businesses vertical. The increase in revenue from the rest of world region was primarily attributable to higher volumes in our shipping and logistics, banking and financial services, travel and leisure, hi-tech
and professional services, insurance, and healthcare verticals, partially offset by a lower volume in our diversified businesses vertical. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our shipping and logistics, diversified businesses, travel and leisure, healthcare, insurance, and banking and financial services verticals, partially offset by a lower volume in our hi-tech
and professional services vertical and a depreciation of the Euro against the US dollar by an average of 0.3%, as compared to the average exchange rate in fiscal 2021. The decrease in revenue from the South Africa region was primarily attributable to lower volumes in our diversified businesses, and banking and financial services verticals, partially offset by a higher volume in our travel and leisure vertical and an appreciation of the South African rand against the US dollar by an average of 9.3%, as compared to the average exchange rate in fiscal 2021. The decrease in revenue from the Australia region was primarily attributable to lower volumes in our insurance, shipping and logistics, and hi-tech
and professional services verticals, partially offset by higher volumes in our healthcare, travel and leisure, and diversified businesses verticals, and an appreciation of the Australian dollar against the US dollar by an average of 3.0%, as compared to the average exchange rate in fiscal 2021.

Revenue Less Repair Payments
(non-GAAP)
The following table sets forth our revenue less repair payments
(non-GAAP)
and percentage change in revenue less repair payments
(non-GAAP)
for the periods indicated:

	Year ended March 31,
	2022	2021	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$1,026.8	$868.7	$158.1	18.2%
The increase in revenue less repair payments
(non-GAAP)
of $158.1 million was primarily attributable to an increase in revenue less repair payments
(non-GAAP)
from existing clients of $129.3 million, and revenue less repair payments
(non-GAAP)
from new clients of $29.7 million, partially offset by a decrease in the hedging gain on our on our revenue less repair payments
(non-GAAP)
by $0.8 million to a gain of $3.5 million in fiscal 2022 from a gain of $4.2 million in fiscal 2021. The increase in revenue less repair payments
(non-GAAP)
was primarily due to higher volumes in our travel and leisure, insurance, healthcare, shipping and logistics, banking and financial services, hi-tech
and professional services, diversified businesses, and utilities verticals and an appreciation of the pound sterling, the South African rand, and the Australian dollar by an average of 4.6%, 9.3%, and 3.0%, respectively, against the US dollar in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021. This increase in revenue was partially offset by a depreciation of the Euro by an average of 0.3% against the US dollar in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021.
Revenue Less Repair Payments
(non-GAAP)
by Geography
The following table sets forth the composition of our revenue less repair payments
(non-GAAP)
based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2022	2021	2022	2021
	(US dollars in millions)
North America (primarily the US)	$504.3	$403.5	49.1%	46.5%
UK	280.9	242.7	27.4%	27.9%
Europe (excluding the UK)	67.9	61.4	6.6%	7.1%
Australia	67.4	70.3	6.6%	8.1%
South Africa	22.3	26.4	2.2%	3.0%
Rest of world	84.1	64.3	8.1%	7.4%

Total	$1,026.8	$868.7	100.0%	100.0%

The increase in revenue less repair payments
(non-GAAP)
from the North America (primarily the US) region was primarily attributable to higher volumes in our travel and leisure, diversified businesses, healthcare, banking and financial services, insurance, shipping and logistics, hi-tech
and professional services, and utilities verticals. The increase in revenue less repair payments
(non-GAAP)
from the UK region was primarily attributable to higher volumes in our insurance, utilities, hi-tech
and professional services, healthcare, banking and financial services, travel and leisure, and shipping and logistics verticals and an appreciation of the pound sterling against the US dollar by an average of 4.6%, as compared to the average exchange rate in fiscal 2021, partially offset by a lower volume in our diversified businesses vertical. The increase in revenue less repair payments
(non-GAAP)
from the rest of world region was primarily attributable to higher volumes in our shipping and logistics, banking and financial services, travel and leisure, hi-tech
and professional services, insurance, and healthcare verticals, partially offset by a lower volume in our diversified businesses vertical. The increase in revenue less repair payments
(non-GAAP)
from the Europe (excluding the UK) region was primarily attributable to higher volumes in our shipping and logistics, diversified businesses, travel and leisure, healthcare, insurance, and banking and financial services verticals, partially offset by a lower volume in our hi-tech
and professional services vertical and a depreciation of the Euro against the US dollar by an average of 0.3%, as compared to the average exchange rate in fiscal 2021. The decrease in revenue less repair payments
(non-GAAP)
from the South Africa region was primarily attributable to lower volumes in our diversified businesses, and banking and financial services verticals, partially offset by a higher volume in our travel and leisure vertical and an appreciation of the South African rand against the US dollar by an average of 9.3%, as compared to the average exchange rate in fiscal 2021. The decrease in revenue less repair payments
(non-GAAP)
from the Australia region was primarily attributable to lower volumes in our insurance, shipping and logistics, and hi-tech
and professional services verticals, partially offset by higher volumes in our healthcare, travel and leisure, and diversified businesses verticals, and an appreciation of the Australian dollar against the US dollar by an average of 3.0%, as compared to the average exchange rate in fiscal 2021.

Cost of Revenue
The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Employee costs	$503.7	$404.4	$99.3
Repair payments	83.0	43.9	39.0
Facilities costs	56.4	51.3	5.1
Depreciation	48.6	47.8	0.8
Legal and professional costs	10.2	14.1	(4.0)
Travel costs	3.0	1.4	1.7
Other costs	30.3	24.3	6.0

Total cost of revenue	$735.2	$587.2	$148.0

As a percentage of revenue	66.2%	64.3%
The increase in cost of revenue was primarily due to higher employee costs on account of a higher headcount, wage inflation and the reinstatement of our corporate leave policy allowing our employees to carry forward unused leave entitlement which resulted in a provision for such leave entitlement; higher repair payments; higher other costs; higher facilities running costs due to increase in facilities utilization; higher travel costs due to increased travel on account of the easing of
COVID-19
related travel restrictions in many countries; and higher depreciation costs. Further, the appreciation of the South African rand and the pound sterling against the US dollar by an average of 9.3% and 4.6%, respectively, in fiscal 2022 as compared to the respective average exchange rates in fiscal 2021, which resulted in an increase in our cost of revenue by approximately $5.0 million.
These increases were partially offset by lower legal and professional costs, and a depreciation of the Philippine peso and Indian rupee against the US dollar by an average of 2.2% and 0.3%, respectively, in fiscal 2022 as compared to the respective average exchange rates in fiscal 2021, which resulted in a decrease in our cost of revenue by approximately $2.6 million. Further, the cost of revenue associated with
COVID-19
related business continuity costs, such as costs arising from towards the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet as we shifted to a “work from home” model, decreased by $1.8 million to $14.1 million in fiscal 2022 as compared to $15.9 million in fiscal 2021.
Gross Profit
The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Gross profit	$374.6	$325.4	$49.2
As a percentage of revenue	33.8%	35.7%
As a percentage of revenue less repair payments (non-GAAP)	36.5%	37.5%
Gross profit as a percentage of revenue decreased in fiscal 2022 from fiscal 2021, due to a higher cost of revenue as discussed above.
Gross profit as revenue less repair payments
(non-GAAP)
decreased in fiscal 2022 from fiscal 2021, primarily due to a higher cost of revenue (excluding repair payments) as a percentage of revenue less repair payments
(non-GAAP)
as discussed above.
During fiscal 2022, our built up seats increased by 0.4% from 34,365 as at the end of fiscal 2021 to 34,494 as at the end of fiscal 2022 due to the expansion of facilities in the Philippines and the addition of a new facility in Hyderabad, India after we acquired MOL IPS in August 2021, partially offset by the surrender of a few of our facilities in South Africa, to streamline our operations by consolidating existing capacities in our delivery centers. Our total headcount increased by 18.4% from 43,997 to 52,081 during the same period, in line with the increase in revenue generation by such hires.
For further information, see notes (1) and (2) to the table presenting certain operating data in “— Operating Data” above.

Selling and Marketing Expenses
The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Employee costs	$46.6	$43.6	$3.0
Other costs	7.2	6.0	1.2

Total selling and marketing expenses	$53.9	$49.6	$4.2

As a percentage of revenue	4.9%	5.4%
As a percentage of revenue less repair payments (non-GAAP)	5.2%	5.7%
The increase in our selling and marketing expenses was primarily due to an increase in employee costs due to wage inflation and higher share-based compensation costs; an increase in other costs due to higher marketing costs and higher travel costs, partially offset by lower legal and professional costs; and an appreciation of the pound sterling and South African rand against the US dollar by an average of 4.6% and 9.3%, respectively, in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021, resulting in an increase of selling and marketing expenses by approximately $0.8 million.
General and Administrative Expenses
The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Employee costs	$121.5	$104.1	$17.4
Other costs	29.6	22.2	7.4

Total general and administrative expenses	$151.1	$126.3	$24.8

As a percentage of revenue	13.6%	13.8%
As a percentage of revenue less repair payments (non-GAAP)	14.7%	14.5%
The increase in general and administrative expenses was primarily due to an increase in employee costs due to higher salaries on account of a higher headcount, wage inflation, the reinstatement of our corporate leave policy, as explained above, and higher share-based compensation costs; and an increase in other costs due to higher legal and professional costs and higher travel costs. Further, an appreciation of the South African rand and pound sterling against the US dollar by an average of 9.3% and 4.6%, respectively, in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021, resulted in an increase of general and administrative expenses by approximately $1.0 million.
These increases were partially offset by a depreciation of Indian rupee and Philippine peso against the US dollar by an average of 0.3% and 2.2%, respectively, in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021, which resulted in a decrease of general and administrative expenses by approximately $0.3 million.

Foreign Exchange Loss / (Gain), Net
The following table sets forth our foreign exchange loss / (gain), net for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Foreign exchange (gain)/loss, net	$(6.0)	$0.8	$(6.7)
We recorded foreign exchange gain of $6.0 million in fiscal 2022, primarily on account of a revaluation gain of $5.9 million and a foreign exchange gain on de-designation
of hedges of $0.1 million as compared to a foreign exchange loss of $0.8 million in fiscal 2021, primarily on account of a revaluation loss of $0.6 million and a foreign exchange loss on de-designation
of hedges of $0.2 million.

Amortization of Intangible Assets
The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Amortization of intangible assets	$11.5	$13.7	$(2.2)
The decrease in amortization of intangible assets was primarily attributable to the completion of the amortization of certain intangible assets associated with our Denali and HealthHelp acquisitions, partially offset by an increase in amortization of certain intangible assets associated with our acquisition of CEPROCS and software costs and an appreciation of the pound sterling and South African rand against the US dollar by an average of 4.6% and 9.3%, respectively, in fiscal 2022 as compared to the respective average exchange rates in fiscal 2021.
Operating Profit
The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Operating profit	$164.1	$135.1	$29.0
As a percentage of revenue	14.8%	14.8%
As a percentage of revenue less repair payments (non-GAAP)	16.0%	15.5%
Operating profit as a percentage of revenue was similar in fiscal 2022 as compared to fiscal 2021 notwithstanding higher revenues in fiscal 2022 due to higher cost of revenue as a percentage of revenue, offset by lower selling and marketing expenses, general and administrative expenses and amortization of intangible assets and higher foreign exchange gains as a percentage of revenue.
Operating profit as a percentage of revenue less repair payments
(non-GAAP)
was higher in fiscal 2022 from fiscal 2021, due to lower selling and marketing expenses, amortization of intangible assets and higher foreign exchange gains as a percentage of revenue less repair payments
(non-GAAP),
partially offset by higher cost of revenue (excluding repair payments) and general and administrative expenses as a percentage of revenue less repair payments
(non-GAAP).

Other Income, net
The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Other income, net	$(13.9)	$(12.5)	$(1.4)
Other income, net was higher in fiscal 2022 as compared with fiscal 2021, primarily due to interest income of $1.8 million, received in relation to an income tax refund in fiscal 2022 and higher cash and cash equivalents and investments as compared to interest income of $0.8 million received in relation to income tax refund in fiscal 2021, partially offset by lower interest yield.
Finance Expense
The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Finance expense	$13.4	$14.8	$(1.4)
Finance expense decreased primarily due to lower interest on the right of use assets under IFRS 16, and lower interest on our long-term loans taken for the acquisition of HealthHelp, as we repaid the debt in full in fiscal 2022.
Income Tax Expense
The following table sets forth our income tax expense for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Income tax expense	$32.4	$30.1	$2.4
The increase in income tax expense was primarily due to an increase in taxable profits in fiscal 2022, partially offset by higher taxable profits in tax exempt jurisdictions.
Profit After Tax
The following table sets forth our profit after tax for the periods indicated:

	Year ended March 31,
	2022	2021	Change
	(US dollars in millions)
Profit after tax	$132.1	$102.6	$29.5
As a percentage of revenue	11.9%	11.2%
As a percentage of revenue less repair payments (non-GAAP)	12.9%	11.8%
The increase in profit after tax as a percentage of revenue as well as a percentage of revenue less repair payments
(non-GAAP)
was primarily on account of similar operating profit as a percentage of revenue and higher operating profit as a percentage of revenue less repair payments
(non-GAAP),
lower finance expense, and higher other income, partially offset by higher income tax expense, as explained above.
Fiscal 2021 Compared to Fiscal 2020
For a discussion of our results in fiscal 2021 compared to fiscal 2020, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results of Operations — Fiscal 2021 Compared to Fiscal 2020” contained in our Annual Report on Form
20-F
for fiscal 2021 filed with the SEC on May 14, 2021.

Results by Reportable Segment
For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See Note 28 to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in IFRS 8 “
Operating Segments
” (“IFRS 8”). We have separately reported our Auto Claims BPM segment, as it does not meet the aggregation criteria under IFRS 8. Accordingly, pursuant to IFRS 8, we have two reportable segments: WNS Global BPM and WNS Auto Claims BPM.
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
Our revenue is generated primarily from providing BPM services.

In our WNS Auto Claims BPM segment, we provide both “fault” and
“non-fault”
repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments
(non-GAAP)
to third party repair centers, which is a
non-GAAP
financial measure. We believe that revenue less repair payments
(non-GAAP)
for “fault” repairs reflects more accurately the value addition of the BPM services that we directly provide to our clients.
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

	Year ended March 31,
	2022		2021

	(US dollars in millions)
	WNS Global BPM	WNS Autoclaims BPM	WNS Global BPM	WNS Autoclaims BPM
Segment revenue (1)	$1,014.7	$96.1	$858.4	$54.6
Less: Payments to repair centers	—	83.0	—	43.9

Revenue less repair payments (non-GAAP) (1)	1,014.7	13.2	858.4	10.7
Cost of revenue (excluding payments to repair centers) (2)	635.7	12.4	528.7	10.0
Other costs (3)	156.4	3.7	140.1	3.2

Segment operating profit / (loss)	222.6	(2.9)	189.6	(2.6)
Other income, net	(13.1)	(0.7)	(11.8)	(0.6)
Finance expense	13.3	0.1	14.8	0.1

Segment profit before income taxes	222.5	(2.2)	186.7	(2.0)
Income tax expense	32.7	(0.3)	29.7	(0.4)

Segment profit / (loss)	$189.8	$(1.9)	$157.0	$(2.4)

Notes:

(1)	Segment revenue and revenue less repair payments (non-GAAP) include inter-segment revenue of $1.0 million and $0.3 million in fiscal 2022 and 2021, respectively.
(2)
Cost of revenue includes inter-segment expenses of $1.0 million and $0.3 million in fiscal 2022 and 2021, respectively, and excludes share-based compensation expense of $5.2 million and $4.9 million in fiscal 2022 and 2021, respectively, which are not allocable between our segments.

(3)
Other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss / (gains). Excludes share-based compensation expense of $39.0 million and $33.3 million in fiscal 2022 and 2021, respectively, which are not allocable between our segments.

WNS Global BPM accounted for 91.4% of our revenue and 98.8% of our revenue less repair payments
(non-GAAP)
in fiscal 2022, as compared to 94.1% of our revenue and 98.8% of our revenue less repair payments
(non-GAAP)
in fiscal 2021.

WNS Global BPM
Segment Revenue
Fiscal 2022 Compared to Fiscal 2021
Revenue in the WNS Global BPM segment increased by 18.2% to 1,014.7 million in fiscal 2022 from $858.4 million in fiscal 2021. This increase was primarily attributable to the increase in the volume of transactions executed for existing clients by $128.5 million, revenue from new clients of $28.6 million and an appreciation of the pound sterling, the South African rand, and the Australian dollar by an average of 4.6%, 9.3% and 3.0%, respectively, against the US dollar in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021. This increase was partially offset by $0.8 million being attributable to the decrease in hedging gains on our revenue to $3.5 million in fiscal 2022 from $4.2 million in fiscal 2021.
Fiscal 2021 Compared to Fiscal 2020
For a discussion of our segment revenue in fiscal 2021 compared to fiscal 2020, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Revenue — Fiscal 2021 Compared to Fiscal 2020” contained in our Annual Report on Form
20-F
for fiscal 2021 filed with the SEC on May 14, 2021.
Segment Operating Profit
Fiscal 2022 Compared to Fiscal 2021
Segment operating profit in the WNS Global BPM segment increased by 17.4% to $222.6 million in fiscal 2022 from $189.6 million in fiscal 2021. The increase was primarily attributable to higher segment revenue, and higher foreign exchange gains, partially offset by higher cost of revenue, higher general and administrative expenses, and higher selling and marketing expenses.
Our cost of revenue includes employee costs, facilities costs, legal and professional costs, depreciation, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment.
Our cost of revenue increased by $107.0 million to $635.7 million in fiscal 2022 from $528.7 million in fiscal 2021, primarily on account of an increase in employee costs on account of a higher headcount, wage inflation, the reinstatement of our corporate leave policy allowing our employees to carry forward unused leave entitlement, which resulted in a provision for such leave entitlement, higher other costs, higher facilities running costs, higher travel costs, and higher depreciation costs. Further, the appreciation of the South African rand and the pound sterling against the US dollar by an average of 9.3% and 4.6% respectively, in fiscal 2022 as compared to the respective average exchange rates in fiscal 2021, resulted in an increase in our cost of revenue by approximately $5.0 million.
These increases were partially offset by lower legal and professional costs, and a depreciation of the Philippine peso, and Indian rupee against the US dollar by an average of 2.2%, and 0.3% respectively, in fiscal 2022 as compared to the respective average exchange rates in fiscal 2021, which resulted in a decrease in our cost of revenue by approximately $2.6 million. Further, the cost of revenue decreased due to decrease in
COVID-19
related business continuity costs, such as costs arising from towards the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet as we shifted to a “work from home” model by $1.8 million to $14.1 million in fiscal 2022 as compared to $15.9 million in fiscal 2021.
Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $16.3 million to $156.4 million in fiscal 2022 from $140.1 million in fiscal 2021, primarily on account of an increase in general and administrative expenses by $19.5 million, and selling and marketing expenses by $3.6 million, partially offset by higher foreign exchange gain by $6.9 million to a gain of $6.0 million in fiscal 2022 as compared to a loss of $0.9 million in fiscal 2021.
General and administrative expenses increased by $19.5 million to $113.7 million in fiscal 2022 from $94.2 million in fiscal 2021, primarily due to an increase in employee costs due to higher salaries on account of higher headcount, wage inflation, the reinstatement of our corporate leave policy, as explained above, and higher share-based compensation costs, and an increase in other costs due to higher legal and professional costs and higher travel costs. Further, an appreciation of the South African rand, and pound sterling against the US dollar by an average of 9.3% and 4.6%, respectively, in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021, resulted in an increase of general and administrative expenses by approximately $1.0 million.
Selling and marketing expenses increased by $3.6 million to $48.7 million in fiscal 2022 from $45.0 million in fiscal 2021, primarily due to an increase in employee costs due to wage inflation, and higher share-based compensation costs, an increase in other costs due to higher marketing costs, higher travel costs, and an appreciation of the pound sterling, and South African rand against the US dollar by an average of 4.6% and 9.3%, respectively, in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021, which resulted in an increase of selling and marketing expenses by approximately $0.8 million, partially offset by lower legal and professional costs.
These increases were partially offset by a depreciation of Indian rupee and Philippine peso against the US dollar by an average of 0.3% and 2.2%, respectively, in fiscal 2022, as compared to the respective average exchange rates in fiscal 2021, which resulted in a decrease of general and administrative expenses by approximately $0.3 million.
We recorded foreign exchange loss of $6.0 million in fiscal 2022, primarily on account of a revaluation gain of $5.9 million and a foreign exchange gain on de-designation
of hedges of $0.1 million as compared to a foreign exchange loss of $0.8 million in fiscal 2021, primarily on account of a revaluation loss of $0.6 million and a foreign exchange loss on de-designation
of hedges of $0.2 million.
Fiscal 2021 Compared to Fiscal 2020
For a discussion of our segment operating profit in fiscal 2021 compared to fiscal 2020, please see “Part I — Item 5.Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Operating Profit — Fiscal 2021 Compared to Fiscal 2020” contained in our Annual Report on Form
20-F
for fiscal 2021 filed with the SEC on May 14, 2021.

Segment Profit
Fiscal 2022 Compared to Fiscal 2021
Segment profit in the WNS Global BPM segment increased by 20.9% to $189.8 million in fiscal 2022 from $157.0 million in fiscal 2021. The increase in profit was primarily attributable to higher operating profit, lower finance expenses, and higher other income, net, partially offset by higher income tax expense.
The finance expense in fiscal 2022 was $13.3 million as compared to $14.8 million in fiscal 2021 primarily due to lower interest on the right of use assets under IFRS 16, and lower interest on our long-term loans taken for the acquisition of HealthHelp, as we repaid the debt in full in fiscal 2022.
The other income, net increased by $1.3 million in fiscal 2022 to $13.1 million from $11.8 million in fiscal 2021 primarily due to higher interest income associated with an income tax refund of $1.0 million, and higher cash and cash equivalents and investments, partially offset by lower interest yield.
The income tax expense in fiscal 2022 was $32.7 million as compared to $29.7 million in fiscal 2021. The increase in income tax expense was primarily due to an increase in taxable profits in fiscal 2022, partially offset by higher taxable profits in tax exempt jurisdictions.
Fiscal 2021 Compared to Fiscal 2020
For a discussion of our segment profit in fiscal 2021 compared to fiscal 2020, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Profit — Fiscal 2021 Compared to Fiscal 2020” contained in our Annual Report on Form
20-F
for fiscal 2021 filed with the SEC on May 14, 2021.
WNS Auto Claims BPM
Segment Revenue
Fiscal 2022 Compared to Fiscal 2021
Revenue in the WNS Auto Claims BPM segment increased by $41.5 million to $96.1 million in fiscal 2022 from $54.6 million in fiscal 2021. The increase was primarily on account of an increase in revenue from existing clients by $32.2 million, revenue from new clients of $9.3 million and an appreciation of the pound sterling against the US dollar by an average of 4.6% in fiscal 2022 as compared to the average exchange rate in fiscal 2021. Payments made to repair centers in fiscal 2022 increased by $39.0 million to $83.0 million in fiscal 2022 from $43.9 million in fiscal 2021.
Revenue less repair payments
(non-GAAP)
in this segment increased by $2.5 million to $13.2 million in fiscal 2022 from $10.7 million in fiscal 2021. The increase was primarily on account of an increase in revenue from existing clients by $1.4 million, revenue from new clients of $1.0 million and an appreciation of the pound sterling against the US dollar by an average of 4.6% in fiscal 2022 as compared to the average exchange rate in fiscal 2021.
Fiscal 2021 Compared to Fiscal 2020
For a discussion of our segment revenue in fiscal 2021 compared to fiscal 2020, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Revenue — Fiscal 2021 Compared to Fiscal 2020” contained in our Annual Report on Form
20-F
for fiscal 2021 filed with the SEC on May 14, 2021.

Segment Operating Profit
Fiscal 2022 Compared to Fiscal 2021
The segment reported an operating loss of $2.9 million in fiscal 2022 as compared to an operating loss of $2.6 million in fiscal 2021. The higher segment operating loss recorded in fiscal 2022 was primarily due to higher cost of revenue (excluding payments to repair centers), higher general and administrative expenses, and higher foreign exchange loss, partially offset by lower selling and marketing expenses.
Our cost of revenue (excluding payments to repair centers) increased by $2.4 million to $12.4 million in fiscal 2022 from $10.0 million in fiscal 2021. The increase in cost of revenue (excluding payments made to repair centers) was primarily on account of an increase in our employee costs by $2.7 million, partially offset by a decrease in facilities costs by $0.4 million
Our other costs include selling and marketing expenses, general and administrative expenses, and foreign exchange loss or gain. Our other costs increased by $0.4 million to $3.7 million in fiscal 2022 from $3.2 million in fiscal 2021, primarily due to, an increase in general and administrative expenses by $0.3 million to $3.4 million in fiscal 2022 from $3.1 million in fiscal 2021, an increase in foreign exchange losses by $0.2 million.
Fiscal 2021 Compared to Fiscal 2020
For a discussion of our segment operating profit in fiscal 2021 compared to fiscal 2020, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Operating Profit — Fiscal 2021 Compared to Fiscal 2020” contained in our Annual Report on Form
20-F
for fiscal 2021 filed with the SEC on May 14, 2021.
Segment Profit
Fiscal 2022 Compared to Fiscal 2021
The segment reported a loss of $1.9 million in fiscal 2022 as compared to a loss of $2.4 million in fiscal 2021. This was primarily attributable to lower income tax expense, and higher other income, net in fiscal 2022 of $0.7 million as compared to $0.6 million in fiscal 2021, partially offset by higher segmental operating losses.
Fiscal 2021 Compared to Fiscal 2020
For a discussion of our segment profit in fiscal 2021 compared to fiscal 2020, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Profit — Fiscal 2021 Compared to Fiscal 2020” contained in our Annual Report on Form
20-F
for fiscal 2021 filed with the SEC on May 14, 2021.

Tax Assessment Orders
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
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2018 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated
₹
1,867.0 million ($24.6 million based on the exchange rate on March 31, 2022) in additional taxes, including interest of
₹
470.9 million ($6.2 million based on the exchange rate on March 31, 2022).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		( ₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) in India	Fiscal 2003	₹	0.1	$(0.1	) (1)	₹	0.1	$(0.1	) (1)
Permanent establishment of WNS NA Inc and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.1	) (1)	₹	2.2	$(0.1	) (1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	) (1)	₹	1.2	$(0.1	) (1)
WNS Global Services Private Limited (“WNS Global”)	Fiscal 2006	₹	29.8	$(0.4	) (1)	₹	7.7	$(0.1	) (1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	) (1)	₹	5.6	$(0.1	) (1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	) (1)	₹	5.4	$(0.1	) (1)
WNS Global	Fiscal 2009	₹	55.2	$(0.7	) (1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	) (1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	) (1)	₹	8.2	$(0.1	) (1)
WNS Global	Fiscal 2015	₹	258.6	$(3.4	) (1)	₹	94.9	$(1.3	) (1)
WNS Global	Fiscal 2016	₹	908.4	$(11.9	) (1)	₹	345.6	$(4.2	) (1)
WNS Global	Fiscal 2017	₹	286.1	$(3.7	) (1)	₹	—	$—
WNS Global	Fiscal 2018	₹	248.3	$(3.2	) (1)	₹	—	$—
Total		₹	1,867.0	$(24.6	) (1)	₹	470.9	$(6.3	) (1)
Note:

(1)	Based on the exchange rate as at March 31, 2022.
The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length
terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2022, we have provided a tax reserve of
₹
774.3 million ($10.2 million based on the exchange rate on March 31, 2022) primarily on account of the Indian tax authorities’ denying the set-off
of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of
₹
5,435.2 million ($71.7 million based on the exchange rate on March 31, 2022) in additional taxes, including interest of
₹
1,931.3 million ($25.5 million based on the exchange rate on March 31, 2022). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.
In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited
₹
898.1 million ($11.8 million based on the exchange rate on March 31, 2022) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.
As at March 31, 2022, corporate tax returns for fiscal year 2019 and thereafter remain subject to examination by tax authorities in India.
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
In 2021, we received an assessment order from the Indian service tax authority, demanding payment of
₹
148.9 million ($2.0 million based on the exchange rate on March 31, 2022) towards service tax for the period April 1, 2014 to June 30, 2017. The tax authorities have rejected input service tax credit on certain types of input services. We have orders of assessment pertaining to similar issues for earlier fiscal years that have been decided in our favor by appellate authorities. We intend to vigorously dispute the assessment.
In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2022) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.
Liquidity and Capital Resources
Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, any debt repayment and to fund the repurchase of ADSs under our share repurchase programs, as described in further detail below, see “— Share Repurchases.” Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.
As at March 31, 2022, we had cash and cash equivalents of $108.2 million which were primarily held in Indian rupees, South African rand, US dollars, Philippine pesos and pound sterling. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $304.8 million as at March 31, 2022.
As at March 31, 2022, we had $Nil debt outstanding. We also had available lines of credit amounting to $96.1 million, all of which were available as at March 31, 2022. These limits can be utilized in accordance with the agreed terms and prevailing interest rates at the time of borrowing. We are continually evaluating the impact of the
COVID-19
pandemic on our liquidity position, and we believe that we are able to source additional lines of credit, if required.
As at March 31, 2022, our Indian subsidiary, WNS Global, had an unsecured line of credit of
₹
840 million ($11.1 million based on the exchange rate on March 31, 2022) from The Hongkong and Shanghai Banking Corporation Limited,
₹
600 million ($7.9 million based on the exchange rate on March 31, 2022) from BNP Paribas,
₹
800 million ($10.6 million based on the exchange rate on March 31, 2022) from Citibank N.A.,
₹
750 million ($9.9 million based on the exchange rate on March 31, 2022) from Axis Bank,
₹
600 million ($7.9 million based on the exchange rate on March 31, 2022) from DBS Bank,
₹
600 million ($7.9 million based on the exchange rate on March 31, 2022) from HDFC Bank,
₹
600 million ($7.9 million based on the exchange rate on March 31, 2022) from ICICI Bank and
₹
600 million ($7.9 million based on the exchange rate on March 31, 2022) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2022, there was no amount utilized from these lines of credit.

WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($13.0 million based on the exchange rate on March 31, 2022) until April 30, 2022. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2022, there was no outstanding amount under this facility.
As at March 31, 2022 our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($2.0 million based on the exchange rate on March 31, 2022) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2022, there was no outstanding amount under this facility.
As at March 31, 2022 WNS North America Inc., had an unsecured line of credit of $10.0 million from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate or LIBOR plus a margin of 1.75% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2022, there was no outstanding amount under this facility.
In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we have entered into interest rate swaps with banks to swap the variable portion of the interest based on the three-month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semiannual installments of $8.4 million each. On September 14, 2017, March 14, 2018, September 17, 2018, March 14, 2019, September 16, 2019, March 16, 2020, September 14, 2020, March 15, 2021, September 14, 2021 we made scheduled repayments of $8.4 million each and on March 14, 2022 we repaid the final installment of $8.4 million. As a result of our repayment of the final instalment, HSBC Bank (Mauritius) Limited has released the pledge on shares of WNS (Mauritius) Limited.
Off-Balance
Sheet Arrangements
Bank guarantees amounting to $0.9 million were provided on behalf of certain of our subsidiaries to regulatory authorities and other third parties as at March 31, 2022.
Contractual Obligations
Our principal commitments consist of expected principal cash payments relating to our obligations under operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2022 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in millions)
Trade payables	$27.8	$27.8	$—	$—	$—
Lease liabilities	216.2	37.3	67.2	49.5	62.2
Purchase obligations (net of capital advances)	9.5	9.5	—	—	—

Total	$253.5	$74.7	$67.2	$49.5	$62.2

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our capital expenditures, share repurchases and working capital needs. We currently expect our capital expenditures needs in fiscal 2023 to be approximately $40.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure in fiscal 2022 amounted to $28.3 million and our capital commitments (net of capital advances) as at March 31, 2022 were $9.5 million. Of the capital expenditure incurred in fiscal 2022, approximately $13.7 million was incurred in India, approximately $5.0 million was incurred in the Philippines, approximately $4.9 million was incurred in the US, approximately $2.5 million was incurred in UK, approximately, $2.3 million was incurred in the rest of the world. Of the capital commitments amount of $9.5 million, we plan to spend approximately $4.2 million in the Philippines, approximately $2.8 million in India approximately $0.7 million in South Africa, and approximately $1.8 million in the rest of the world.
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
The following table shows our cash flows in fiscal 2022 and 2021:

	Year ended March 31,
	2022	2021
	(US dollars in millions)
Net cash provided by operating activities	$187.5	$213.7
Net cash used in investing activities	$(48.8)	$(92.8)
Net cash used in financing activities	$(127.1)	$(117.8)
Cash Flows from Operating Activities
Net cash provided by operating activities decreased to $187.5 million in fiscal 2022 from $213.7 million in fiscal 2021. The decrease in net cash provided by operating activities was attributable to an increase in cash outflow on account of working capital changes by $48.2 million, an increase in taxes paid by $5.3 million and a decrease in interest received by $1.4 million which was partially offset by an increase in profit as adjusted for non–cash and other items by $27.6 million and a decrease in interest paid on our long-term debt and lease liabilities by $1.1 million.
The profit after tax as adjusted for
non-cash
and other items, primarily comprised the following: (i) profit after tax of $132.1 million in fiscal 2022 as compared to $102.6 million in fiscal 2021; (ii) unrealized loss on derivative instruments of $3.3 million in fiscal 2022 as compared to an unrealized gain of $4.1 million on derivative instruments in fiscal 2021; (iii) share-based compensation expense of $44.2 million in fiscal 2022 as compared to $38.2 million in fiscal 2021; (iv) income tax expense (current tax and deferred tax) of $32.4 million in fiscal 2022 as compared to $30.1 million in fiscal 2021; (v) unrealized exchange gain of $4.5 million in fiscal 2022 as compared to an unrealized loss of $8.4 million in fiscal 2021; (vi) interest expense of $13.3 million in fiscal 2022 as compared to $14.7 million in fiscal 2021; (vii) depreciation and amortization expense of $61.6 million in fiscal 2022 as compared to $62.6 million in fiscal 2021; (viii) reversal in allowances for expected credit losses of $0.1 million for fiscal 2022 as compared to allowances for expected credit losses of $0.9 million for fiscal 2021; (ix) income from marketable securities of $7.1 million in fiscal 2022 as compared to $6.4 million in fiscal 2021.
Cash outflow on account of working capital changes was $33.8 million in fiscal 2022 as compared to a cash inflow of $14.4 million in fiscal 2021. This was primarily on account of a decrease in cash inflow from trade receivables by $44.7 million and a decrease in cash inflow in relation to other assets by $31.5 million, partially offset by a decrease in cash outflow in relation to other liabilities by $25.0 million, trade payables by $3.0 million and contract liabilities by $0.1 million.
Cash Flows from Investing Activities
Net cash used in investing activities decreased to $48.8 million in fiscal 2022 from $92.8 million in fiscal 2021. This was primarily on account net cash outflow of $16.0 million for the purchase of marketable securities in fiscal 2022 as compared to $75.8 million in fiscal 2021 and cash inflow from income on marketable securities of $2.3 million in fiscal 2022 as compared to $0.5 million in fiscal 2021, partially offset by a net cash outflow from our investments in fixed deposits of $4.4 million in fiscal 2022 as compared to a net cash inflow of $8.9 million in fiscal 2021 towards investments in fixed deposits, cash outflow of $2.9 in fiscal 2022 towards payment of consideration for our acquisitions related to MOL IPS and CEPROCS as compared to $nil in fiscal 2021 and cash outflow of $28.3 million in fiscal 2022 towards the purchase of property and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $26.5 million in fiscal 2021 .
Cash Flows from Financing Activities
Net cash used in financing activities increased to $127.1 million in fiscal 2022 from $117.8 million in fiscal 2021. This was primarily on account of an increase in cash outflow towards share repurchases to $85.0 million in fiscal 2022 from $78.6 million in fiscal 2021 and an increase in cash outflow to $26.2 million towards the principal payment of lease liabilities in fiscal 2022 from $23.1 million in fiscal 2021, partially offset by an increase in cash inflow from excess tax benefit on share-based compensation expense to $1.1 million in fiscal 2022 from $0.7 million in fiscal 2021.

Research and Development
We have committed, and expect to continue to commit in the future, a portion of our resources to research and development. We are investing substantially in Triange, our analytics practice, to strengthen our offerings to enable business growth and digital transformation for our clients. We partner with clients on their data driven transformation journey and enhance the returns on their analytics investments through our cloud-based AI/ML driven offerings and platforms with next-gen
technologies.
Trend Information
Please refer to “—Results of Operations” for a discussion of the most recent trends in our services, sales and expenses by the end of fiscal 2022. In addition, please refer to discussions included therein for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.
Critical Accounting Estimates
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
We believe the following to be critical accounting estimates. By “critical accounting estimates,” we mean policies that are both important to our financial condition and financial results and require critical management judgments and estimates. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.
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
Uncertainties in income taxes are measured in accordance with IFRIC 23 “
Uncertainties over Income Tax Treatments
”. Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by the taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions.
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
IFRS 13 “
Fair Value Measurements”
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
IFRS 7 “
Financial Instruments: Disclosures
” also requires the classification of fair value measurements using fair value hierarchy that reflects the significance of the inputs used in making the measurements as follows:
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

Share Repurchases
In March 2018, our shareholders authorized a share repurchase program for the repurchase of up to 3,300,000 of our ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed.
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
In fiscal 2020, we purchased 1,098,700 ADSs in the open market for a total consideration of $63.7 million (including transaction costs). We cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $120.1 million. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $119.9 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.
In fiscal 2021, we paid $0.1 million towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs in fiscal 2020. In fiscal 2021, we purchased the remaining 1,100,000 ADSs in the open market for a total consideration of $78.6 million (including transaction costs) and completed the authorized repurchases under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand. The shares underlying the repurchased ADSs are held as treasury shares.
In fiscal 2021, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the repurchase with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.
In fiscal 2022, we purchased 1,100,000 ADSs in the open market for a total consideration of $85 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand.
In fiscal 2022, we cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $163.4 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

New accounting pronouncements not yet adopted
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2022 or later periods. Those which are considered to be relevant to our operations are set out below.

i.
In January 2020, the IASB issued amendments to IAS 1 “
Presentation of Financial Statements
” regarding the ‘Classification of Liabilities as Current or
Non-current’.
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

•
states that a change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. It also requires that the effect of the change relating to the current period is recognised as income or expense in the current period and the effect, if any, on future periods is recognised as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.
We are currently evaluating the impact of these amendments on our consolidated financial statements

iv.
In May 2021, the IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ in relation to clarify the accounting for deferred tax on transactions such as leases and decommissioning obligations. These amendments:

•	clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.
The Company shall apply the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. The Company shall, at the beginning of the earliest comparative period presented, recognize deferred tax for all temporary differences related to leases and decommissioning obligations and recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at that date.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.
We are currently evaluating the impact of these amendments on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
Our Board of Directors consists of ten directors.
The following table sets forth the name, age (as at March 31, 2022) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Timothy L. Main (1) (2)	64	Non-Executive Chairman
Gareth Williams (2) (3)	69	Director
Jason Liberty (4)	46	Director
John Freeland (1) (2)	68	Director
Keshav R. Murugesh	58	Director and Group Chief Executive Officer
Michael Menezes (5)	69	Director
Françoise Gri (1) (6)	64	Director
Keith Haviland (4)	63	Director
Mario P. Vitale (4)	66	Director
Lan Tu (1) (2)	54	Director
Executive Officers
Keshav R. Murugesh	58	Group Chief Executive Officer
Sanjay Puria	49	Group Chief Financial Officer
Gautam Barai	47	Chief Operating Officer
Swaminathan Rajamani	45	Chief People Officer
Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Compensation Committee
(4)	Member of our Audit Committee.
(5)	Chairman of our Audit Committee.
(6)	Chairman of our Nominating and Corporate Governance Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.
Directors
Timothy L Main
was appointed to the WNS Board in June 2021, and he also serves on WNS’ Compensation and NCG Committee. In September 2021, he was appointed as the
Non-
Executive Chairman of the Board. Currently, Mr. Main serves on the Board of Quest Diagnostics as Chair of the Cybersecurity Committee and a member of the Audit & Finance and Governance committees. He is also on the Board of SCP & CO Healthcare Acquisition Co., where he serves as a member of the Audit & Finance Committee. He has spent his entire career in the B2B services or outsourcing environment, including more than 25 years at Jabil, a leading provider of manufacturing services with a global operational footprint. Most recently, he was the non-executive
Chairman of the Board of Directors and a member of the Cyber Committee at Jabil Inc. During his tenure as Chief Executive Officer of Jabil, he led the company’s transformation and growth to a USD 17.6 billion, 141,000 employee organization through organic growth and strategic acquisitions. He comes with a rich experience and distinguished track record in international operations, corporate governance, vision and strategy, and technology-led
growth. Main holds degrees from Michigan University and the Thunderbird School of Global Management. The business address of Mr. Main is 515, Madison Avenue, 8th Floor, New York, NY 10022
Gareth Williams
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
John Freeland
was appointed to our Board of Directors in September 2014. Currently, Mr. Freeland is the Chairman and founder of JF Manufacturing LLC and the founder of JF Fitness of North America. He is on the Board of Trout River Lumber, LLC and Scout Logic, Inc and also serves as an advisory partner of Next Horizon Capital (Erstwhile North Star Capital Investors). He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the Chief Executive Officer of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President – Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his
26-year
career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022, USA.
Keshav R. Murugesh
was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of UK since March 18, 2022. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. Presently, he is an Executive Council member of the National Association of Software and Service Companies (“NASSCOM”). He is also a Charter Member of the Board of Trustees for TiE Mumbai, which is a non-profit
organisation focusing on fostering entrepreneurship though mentoring, networking, funding and incubation and a member on advisory board of Atlas Skilltech University, a self-financed academic university. Previously, he held the position of Chairman and a Director at the Data Security Council of India, a
not-for-profit,
industry body on data protection in India set up by NASSCOM (from 2019 to2020) and Vice-Chairman of the Executive Council of NASSCOM . He was the Chairman of the Audit Committee of NASSCOM (from 2017 to 2018) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry – Western India’s Education Committee (from
2017-to
2018). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the
IT-BPM
sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on WNS’s CSR arm and sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Malta House,
36-38
Piccadilly, W1J 0DP, London, United Kingdom.
Michael Menezes
was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as an
Executive-in-Residence
to the Master of Business Administration students at Ryerson University in Toronto on a voluntary basis. He is the President of Acumentor Inc. a sole proprietary business engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada and an advisor to Fairfax India. He was also Chief Financial Officer, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012.Mr. Menezes has over two decades of global exposure, both as Chief Executive Officer and Chief Financial Officer in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the Chief Financial Officer for ONIC (Holding), Chief Executive Officer of ITC Agro Tech Ltd., India apart from holding various senior finance roles at ITC Ltd in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and also qualified as a Member of the Institute of Chartered Accountants of India. The business address of Mr. Menezes is LPH 02, Landmark 2, 7825 Bayview Avenue, Thornhill, Ontario, Canada, L3T 7N2.

Françoise Gri
was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President – France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her
26-year
career at IBM, she served in various executive positions, being at last as the President and Country GM for IBM France. She is a chairperson of Omes Education erstwhile known as INSEEC U, which is a private multidisciplinary higher education and research institution, and a member of the Board of Directors and chairperson of the Risk Committee at Credit Agricole. She is also on the board of Francaise Des Jeux, Credit Agricole Investment Banking and acts as an independent lead director at Edenred.Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France. The business address of Ms. Gri is 25, Rue des Vaussourds, 92500 Rueil Malmaison, France.
Keith Haviland
was appointed to our Board of Directors in July 2017. He brings 35 years of global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and
C-suite
relationships. He spent 23 years with Accenture where he was a key founder of their offshore business model and global delivery network for their Technology Services later becoming responsible for all client –facing technology. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. Currently, Keith is an Emmy nominated film producer and the founder of Haviland Digital Limited, a company dedicated to creating award-winning intelligent film, television and digital media. He also serves on the board of Mission Control Productions Limited, Caravan Media Limited, Haviland Digital
Co-Productions
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
Mario P. Vitale
was appointed to our Board of Directors in October 2017. He has over 40 years of experience in the insurance industry. Currently, Mr. Vitale serves as the Chief Executive Officer of Resilience Cyber Insurance Solutions, a startup of a cyber-insurance platform for insurance, a member of the advisory board of Kalepa Insurance and Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He also serves as the Trustee of St John’s University College of Insurance and the Director of Growthsource Academy, a
non-profit
organization. Most recently, he was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is 1300 S Miami Ave, Unit 3705,Miami FL 33130 United States.
Jason Liberty
was appointed to our Board of Directors in February 2020. Mr. Liberty brings over 24 years of finance experience and deep domain expertise in the travel and leisure vertical. Currently, Mr. Liberty is the Director, President and Chief Executive Officer for Royal Caribbean Cruises Ltd (“Royal Caribbean”). Since joining Royal Caribbean in 2005, Mr. Liberty has had many roles, most recently as Executive Vice President and Chief Financial Officer in his former role. He was responsible for overseeing their finance and accounting, strategy, shared service operations, technology, supply chain, port operations, legal and risk management functions. Before joining Royal Caribbean Cruises Ltd. in 2005, he was a senior manager with KPMG, LLP. Mr Liberty earned his MBA from University of North Carolina at Chapel- Hill, Kenan-Flagler Business School. The business address of Mr. Liberty is 1050, Caribbean Way, Miami FL33131.
Lan Tu
was appointed to the WNS Board in February 2022 and serves on our Compensation and NCG Committees. Currently, Ms. Tu is on the board of Shawbrook Bank Ltd and Shawbrook group PLC and a member of the nominations, remuneration, risk and audit committees. She also serves as a director on the Board of King’s College London and is a member of its Remuneration, Audit and Risk Committees as well. Lan brings more than 30 years of diverse business experience to WNS, especially in strategic growth and financial services. Most recently, she served as the first CEO of Virgin Money Investments and as a
Non-Executive
Director at Arrow Global Group plc. Lan’s prior experience includes serving as the Chief Strategy Officer at abrdn plc. She spent 12 years at American Express in a variety of roles, including leading the Emerging Payments and Services for EMEA, as well as the Merchant Business in the UK and Nordics. She began her career at McKinsey & Company in its London office. Lan holds an MBA degree from Harvard Business School and a Joint Honors BSc. degree from King’s College London. The business address of Ms. Tu is 1 Blakemore Villas, Blakemore Gardens, London SW13 9EH, United Kingdom.

Executive Officers
Keshav R. Murugesh
is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.
Sanjay Puria
serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance, information technology and procurement services functions. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 23 years of experience, out of which over 19 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is also a Member of NASSCOM BPM Council , a not
-for-profit
industry association for IT_BPM sector in India.Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (West), Mumbai 400079, India.
Gautam Barai
serves as our Chief Operating Officer. He is based out of Mumbai and is responsible for operations, sales, client relations, technology and capability creation across the organization. He began his tenure at WNS leading operations for the Aviva business in 2009, and helped to grow our insurance vertical before becoming the leader of the banking and financial services, insurance and healthcare business units. Most recently he was Chief Business Officer at WNS from May 2018 to January 2019. Prior to joining WNS, Mr. Barai was Senior Vice President—Business Executive Operations at Bank of America. Prior to Bank of America, he served as Senior Vice President and Head of BPO at Countrywide Financial Corporation. At Countrywide, he was instrumental in setting up and managing BPO operations in both India and Costa Rica. He holds Masters of Business Administration degrees from Columbia University and London Business School. The business address of Mr. Barai is Gate 4, Godrej & Boyce Complex, Pirojshahnagar, Vikhroli (West), Mumbai 400079, India.
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

•
Balanced in Focus on Long-Term versus Short-Term Goals
.
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
Easy to understand
.
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

•
Accelerated vesting of equity awards
. All granted but unvested share options and RSUs would vest immediately and become exercisable (in the case of share options) by our executive officers subject to certain conditions set out in the applicable equity incentive plans or their individual employment agreements.

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
Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•
Assessment of Company Performance
: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments
(non-GAAP)
as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income (“ANI”)
(non-GAAP),
which is calculated as our profit excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets including the tax effect thereon) and other measures, such as our adjusted operating margin are pre-established
by our Compensation Committee annually. When the
pre-determined
financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

•
Assessment of Individual Performance
: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. Our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established
objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

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
Compensation decisions are designed to promote our fundamental business objectives and strategy. Our Compensation Committee periodically reviews matters such as succession planning, management performance and the business environment and considers such matters in making compensation decisions.
Benchmarking and Use of Compensation Consultant in Fiscal 2022
During fiscal 2022, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.
The list of peer companies against which we benchmarked the compensation of our Group Chief Executive Officer and named executive officers in fiscal 2022 included the following:

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
There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2022.
Based on the elements listed above and in line with our compensation philosophy, in fiscal 2022 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2022” below.
Executive Compensation for Fiscal 2022
Total Compensation of Executive Officers
The following table sets forth the total compensation paid or proposed to be paid to each of our Group Chief Executive Officer, Group Chief Financial Officer and other named executive officers for services rendered in fiscal 2022 (excluding grants of RSUs which are described below).

Name	Base salary (1)	Benefits	Bonus	Total
Keshav R. Murugesh	$890,712	$128,189	$2,493,883	$3,512,784
Sanjay Puria	$360,197	$25,057	$869,110	$1,254,364
Gautam Barai	$381,555	$62,362	$713,979	$1,157,896
Swaminathan Rajamani	$326,438	$21,817	$790,100	$1,138,355

Total	$1,958,902	$237,425	$4,867,072	$7,063,399

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “— Other Benefits and Perquisites.”
Base Salary or Fixed Compensation
In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers in fiscal 2022 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers base salary:

•	Mr. Keshav R. Murugesh’s base salary was revised from $844,333 to $911,880 in April 2022. The salary revision was effective February 19, 2022.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was $318,768 to $369,208 in fiscal 2022. The salary revision was effective April 1, 2021.

•	Mr. Gautam Barai’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was $336,235 to $389,347 in fiscal 2022. The salary revision was effective April 1, 2021.

•
Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised from $282,935 to $335,644 in fiscal 2022. The salary revision effective April 1, 2021.

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
(non-GAAP),
ANI
(non-GAAP),
adjusted operating margin
(non-GAAP)
and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2022 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2022. Each of our executive officers’ variable incentive packages for fiscal 2022 are as described below:
Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $1,063,952 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments
(non-GAAP)
and ANI
(non-GAAP),
and individual performance objectives. Mr. Murugesh earned 234.4% of his target variable incentive amount on an overall basis.
Our Compensation Committee set Mr. Puria’s target variable incentive for 2022 at $369,208 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments
(non-GAAP)
and ANI
(non-GAAP),
and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 235.4% of his target variable incentive amount on an overall basis.
Our Compensation Committee set Mr. Barai’s target variable incentive for 2022 at $389,347 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Barai’s performance objectives the achievement of targets for our revenue less repair payments
(non-GAAP),
ANI (non-GAAP), adjusted operating margin
(non-GAAP),
adjusted gross contribution
(non-GAAP),
and individual performance objectives. Based on actual performance against these objectives, Mr. Barai earned 183.4% of his target variable incentive amount on an overall basis.
Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2022 at $335,644 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments
(non-GAAP)
and ANI
(non-GAAP),
and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 235.4% of his target variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs
During fiscal 2022, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.
Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2022:

Name	Date of grant	Total RSUs granted for fiscal 2022		Weighted average grant date fair value ($) (1)
Keshav R. Murugesh	April 21, 2021	185,250	(2)	73.33
Sanjay Puria	April 21, 2021	26,700	(3)	73.33
Gautam Barai	April 21, 2021	26,550	(3)	73.33
Swaminathan Rajamani	April 21, 2021	22,200	(3)	73.33
Notes:

(1)	The amounts shown under this column reflect the dollar amount of the weighted average grant date fair value of equity-based RSUs granted during the year.
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
Additional perquisites provided to our executive officers in fiscal 2022 are summarized below:

Name	Provident Fund	Insurance benefits	Tax Reimbursement	Total
Keshav R. Murugesh	$63,258	$50,163	$14,768	$128,189
Sanjay Puria	$17,722	$3,979	$3,356	$25,057
Gautam Barai	$26,508	$3,187	$32,667	$62,362
Swaminathan Rajamani	$16,111	$2,350	$3,356	$21,817

Total	$123,599	$59,679	$54,147	$237,425

Non-executive
Director Compensation for Fiscal 2022
Total Compensation of Non-executive Directors
The following table sets forth the compensation paid or proposed to be paid to our non-executive
directors for services rendered in fiscal 2022 (excluding grants of RSUs which are described below):

Name	Retainership Fees (1)	Retainership fees for Board/Committee Chairman		Total
Adrian T. Dillon	$—	$75,556	(2)	$75,556
Gareth Williams	$73,692	$20,000	(3)	$93,692
John Freeland	$73,692	$—		$73,692
Michael Menezes	$73,692	$30,000	(4)	$103,692
Françoise Gri	$73,692	$15,000	(5)	$88,692
Keith Haviland	$73,692	$—		$73,692
Mario P. Vitale	$73,692	$—		$73,692
Jason Liberty	$73,692	$—		$73,692
Timothy L Main (6)(7)	$22,441	$84,444		$106,885
Lan Tu (8)	$11,830	$—		$11,830

Total	$550,115	$225,000		$775,115

Notes:

(1)	Retainership fees for Board of Directors revised to $75,000 from earlier $70,000 per annum w.e.f 14th July 2021. (The above calculation is based on prorate basis as per revision in fees)
(2)	Fee paid to Mr. Adrian T. Dillon for serving as Chairman of our Board of Directors in fiscal 2022 till September 20, 2021. He retired as a chairman on September 21, 2021.
(3)	Fee paid to Mr. Gareth Williams for serving as Chairman of our Compensation Committee in fiscal 2022.
(4)	Fee paid to Mr. Michael Menezes for serving as Chairman of our Audit Committee in fiscal 2022.
(5)	Fee paid to Ms. Françoise Gri for serving as Chairman of our Nominating and Corporate Governance Committee in fiscal 2022.
(6)	Fees paid to Mr. Timothy L Main as a director w.e.f his date of appointment June 1, 2021
(7)	Fees paid to Mr. Timothy L Main for serving as a Chairman of our Board of Directors in fiscal 2022 w.e.f September 21, 2021
(8)	Fees paid to Ms. Lan Tu as a director w.e.f. her date of appointment February 4, 2022.
Equity Incentive Grants of RSUs to Non-executive Directors
The following table sets forth information concerning RSUs awarded to our non-executive
directors in fiscal 2022 with a vesting period of one year. No options were granted in fiscal 2022.

Name	Date of grant	Total RSUs granted for fiscal 2022	Grant date fair value ($) (1)
Timothy L Main	July 14, 2021	3,397	80.56
	Oct 27, 2021	843	85.03
Adrian T. Dillon	July 14, 2021	3,458	80.56
Michael Menezes	July 14, 2021	1,853	80.56
Gareth Williams	July 14, 2021	1,853	80.56
John Freeland	July 14, 2021	1,853	80.56
Francoise Gri	July 14, 2021	1,853	80.56
Keith Haviland	July 14, 2021	1,853	80.56
Mario Vitale	July 14, 2021	1,853	80.56
Jason Liberty	July 14, 2021	1,853	80.56
Note:

(1)
The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the 2016 Incentive Award Plan.

Employment Agreement of our Executive Director
We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, to serve as our Group Chief Executive Officer. The agreement was amended with effect from February 19, 2013, February 19, 2014, February 19, 2017 and March 18, 2022, in each case to revise Mr. Murugesh’s compensation (including share grants). The agreement provides for Mr. Murugesh’s appointment for an initial five-year term, which is renewed automatically for three additional successive terms of three years each (up to Mr. Murugesh attains the age of 60 years), unless either we or Mr. Murugesh elects not to renew the term. Mr. Murugesh’s term of appointment under the current agreement expires in August 2023 when Mr. Murugesh attains the age of 60 years. We are in the process of negotiating a new employment agreement with Mr. Murugesh that, if executed, is expected to replace the current agreement and take effect retroactively on April 1, 2022. The terms of this proposed new agreement have not been finalized and are still under discussion.
Under the terms of the current agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the current agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than eight times the sum of his annual base salary. Mr. Murugesh is entitled to receive additional performance-based grants for meeting additional performance-based criteria, the value of such grant being up to 50% of eight times the sum of his annual base salary. Any grants of RSUs to Mr. Murugesh will be made pursuant to and in accordance with our 2016 Incentive Award Plan.
If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the current agreement) or is terminated for any reason other than those specified in the current agreement (including, without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans. Further, where Mr. Murugesh’s employment is terminated for any reason other than those specified in the current agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he will also be entitled to his base salary for a period of 12 months from the effective date of termination and his target bonus for the year in which the termination occurs, both of which will be paid immediately, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.
Further, where Mr. Murugesh’s employment is terminated for reasons of death, disability or retirement as specified in the current agreement, he would be entitled to all accrued and unpaid salary and bonus, accrued and unused vacation, any unreimbursed expenses and vested benefits and other amounts due to him under our employee benefit plans, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.
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

If we experience a change in control (as defined in our 2006 Incentive Award Plan for awards granted under that plan or as defined in our 2016 Incentive Award Plan for awards granted under that plan) while Mr. Murugesh is employed under the current agreement, all of the share options and RSUs granted to Mr. Murugesh under the current agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

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
Share Appreciation Rights
. The plan administrator could grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted could not exceed ten years from the date of grant. The plan administrator could elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.
Performance Shares and Performance Share Units
. The plan administrator could grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards could be linked to performance criteria measured over performance periods as determined by the plan administrator.
Share Payments
. The plan administrator could grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments could be based upon specific performance criteria determined by the plan administrator on the date such share payments were made or on any date thereafter.
Deferred Shares
. The plan administrator could grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards would not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.
Restricted Share Units
. The plan administrator could grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the grantee one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator specified the purchase price, if any, to be paid by the grantee for such shares. Generally, a grantee will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.
Performance Bonus Awards
. The plan administrator could grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code could be a performance-based award as described below.
Performance-Based Awards
. The plan administrator could grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Grantees are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established
performance goals set by the plan administrator for the period are satisfied. The plan administrator determined the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a grantee will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.
Adjustments
. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that could be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.
Change in Control
. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each grantee the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards
. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a grantee’s death, disability, or retirement, or in the event of our change in control or other special circumstances.
Non-transferability
. Awards granted under the 2006 Incentive Award Plan are generally not transferable.
Withholding.
We have the right to withhold, deduct or require a grantee to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the grantee’s employment tax obligations) required by law to be withheld with respect to any tax concerning the grantee as a result of the 2006 Incentive Award Plan.
Termination or Amendment
. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.
Outstanding Awards.
As at March 31, 2022, RSUs to purchase an aggregate of 188,371 ordinary shares were outstanding, out of which RSUs to purchase 59,400 ordinary shares were held by all our directors and executive officers as a group. There is no purchase price for the RSUs.
RSU Grants Outside of our Plans
On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the laws of Jersey.
2016 Incentive Award Plan
We adopted our 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. On September 27, 2018, we adopted the first amended and restated 2016 Incentive Award Plan, which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 2.5 million to 3.9 million shares/ADSs, subject to specified adjustments under the plan. On September 24, 2020, we adopted the second amended and restated 2016 Incentive Award Plan which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.9 million to 6.1 million shares/ADSs subject to specific adjustments under the plan. On July 15, 2021, we adopted the Third amended and restated plan which reflects deletion of reload provisions.
Shares Available for Awards
: Subject to certain adjustments set forth in the 2016 Incentive Award Plan, the maximum number of shares and ADSs, in the aggregate, which may be issued or transferred pursuant to awards under the 2016 Incentive Award Plan is equal to the sum of (x) 6,100,000 shares, and (y) any shares or ADSs which immediately prior to the expiration of the 2006 Incentive Award Plan were available for issuance or transfer as new awards under the 2006 Incentive Award Plan, and (z) any shares or ADSs subject to awards under the 2006 Incentive Award Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the effective date of the 2016 Incentive Award Plan. Immediately prior to the expiration of the 2006 Incentive Award Plan, 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.
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
Share Appreciation Rights
. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.
Performance Shares and Performance Share Units
. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.
Share Payments
. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.
Deferred Shares
. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.
Restricted Share Units
. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the grantee one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the grantee for such shares. Generally, a grantee will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.
Performance Bonus Awards
. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.
Performance-Based Awards
. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Grantees are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established
performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a grantee will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments
. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.
Change in Control
. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each grantee the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.
Vesting of Full Value Awards
. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2016 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a grantee’s death, disability, or retirement, or in the event of our change in control or other special circumstances.
Non-transferability
. Awards granted under the 2016 Incentive Award Plan are generally not transferable.
Withholding.
We have the right to withhold, deduct or require a grantee to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the grantee’s employment tax obligations) required by law to be withheld with respect to any tax concerning the grantee as a result of the 2016 Incentive Award Plan.
Termination or Amendment
. An award of performance shares, performance share units, deferred shares, share payments and RSUs shall only vest or be exercisable or payable while the grantee is an employee, consultant or a member of the Board, as applicable;
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
Outstanding Awards.
As at March 31, 2022, RSUs to purchase an aggregate of 2,755,406 ordinary shares were outstanding, out of which RSUs to purchase 1,277,623 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2022, 2021 and 2020 was $74.14, $43.26 and $56.23 per ADS, respectively. There is no purchase price for the RSUs.
Other Employee Benefits
We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. In fiscal 2022, the total amount accrued by us to provide for pension, retirement or similar benefits was $15.7 million.
Provident Fund
In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined
rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $11.6 million, $9.4 million and $9.4 million in each of fiscal 2022, 2021 and 2020, respectively, to the government provident fund.
US Savings Plan
Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax
basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $2.1 million, $1.8 million and $1.5 million in each of fiscal 2022, 2021 and 2020, respectively, to the US Savings Plan.

UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $0.8 million, $0.9 million and $0.9 million in each of fiscal 2022, 2021 and 2020, respectively, to the UK pension scheme.
Gratuity
In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $26,388 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating
annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $2.4 million, $1.0 million and $1.2 million in fiscal 2022, 2021 and 2020, respectively, to LIC and ALICPL.
Our Sri Lankan subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.
Compensated Absence
Our liability for compensated absences, is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.
C. Board Practices
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Main, Williams, Freeland, Vitale, Haviland, Menezes, Liberty, Ms. Gri and Ms. Tu satisfies the “independence” requirements of the NYSE rules.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2023;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2024; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2025.
Our directors are classified as follows:

•	Class I: Mr. Gareth Williams, Mr. Mario P. Vitale, Mr. Timothy L Main and Ms. Lan Tu ;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Mr. Michael Menezes; and

•	Class III: Ms. Françoise Gri, Mr. John Freeland and Mr. Jason Liberty.
The appointments of Messers. Gareth Williams, Mario Vitale, Timothy L Main and Ms. Lan Tu will expire at the upcoming annual general meeting, which we expect to hold in September 2022. Messers. Gareth Williams, Mario Vitale, Timothy L Main and Ms. Lan Tu have expressed their willingness to be re-elected
and, accordingly, we propose to seek shareholders’ approval for their re-election
at the upcoming annual general meeting. However, as Mr. Gareth Williams was first appointed as our Director in January 2014 and our corporate governance guidelines provide for a maximum term of directorship of nine years, Mr. Gareth Williams, if re-elected,
can only serve until December 31, 2022.

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
Our Board of Directors held five meetings in fiscal 2022.
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
The Audit Committee held four meetings in fiscal 2022.
Compensation Committee
The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman), John Freeland, Timothy L Main Ms Francoise Gri and Ms. Lan Tu Each of Messrs. Williams, Freeland , Main and Ms.Gri and Ms. Tu satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.
We have posted our Compensation Committee charter on our website at
www.wns.com.
Information contained in our website does not constitute a part of this annual report.
The Compensation Committee held four meetings in fiscal 2022.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee comprises four directors: Ms. Françoise Gri (Chairperson) and Ms. Lan Tu and Messrs. Timothy L Main , John Freeland and Gareth Williams. Each of Ms. Gri and Ms. Tu and Messrs. Main , Freeland and Williams satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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
The Nominating and Corporate Governance Committee held four meetings in fiscal 2022.
Executive Sessions
Our
non-executive
directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive
directors. Our
non-executive
directors held four executive sessions in fiscal 2022.
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
Non-Executive
Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
D. Employees
For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2022. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2022 are based on an aggregate of 48,849,907 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Timothy L. Main (1)	10,000	0.020
Gareth Williams	20,794	0.043
John Freeland (2)	41,300	0.085
Keshav R. Murugesh	651,444	1.334
Michael Menezes	16,598	0.034
Jason Liberty	5,631	0.012
Françoise Gri	19,802	0.041
Keith Haviland	13,597	0.028
Mario P. Vitale	10,137	0.021
Executive Officers
Sanjay Puria	41,101	0.084
Swaminathan Rajamani	56,730	0.116
Gautam Barai	64,820	0.133
All our directors and executive officers as a group (12 persons as at March 31, 2022)	951,954	1.949
Notes:

(1)	Timothy L Main holds 10,000 shares in the form of ADSs.
(2)	Of the 41,300 shares beneficially owned by Mr. John Freeland, 17,250 shares are in the form of ADSs.

As at March 31, 2022, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at March 31, 2022:

	RSU Summary
Name	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying unexercised RSUs to be vested within 60 days after Mar 31, 2022	Vesting dates	Number of shares underlying unexercised RSUs held that have not vested
Non-executive Directors
Timothy L. Main	—	—	—	4,240
Michael Menezes	—	—	—	1,853
Gareth Williams	—	—	—	1,853
John Freeland	—	—	—	1,853
Francoise Gri	—	—	—	1,853
Keith Haviland	—	—	—	1,853
Mario Vitale	—	—	—	1,853
Jason Liberty	—	—	—	1,853
Executive Officers
Keshav R. Murugesh	484,403	156,406	24-Apr-22	352,904
		6,004	22-Apr-22
		4,631	21-Apr-22
Sanjay Puria	16,364	23,547	24-Apr-22	45,642
		600	22-Apr-22
		590	21-Apr-22
Gautam Barai	27,823	22,044	24-Apr-22	46,019
		4,500	24-Apr-22
		606	22-Apr-22
		593	21-Apr-22
Swaminathan Rajamani	37,803	15,230	24-Apr-22	38,224
		2,700	24-Apr-22
		504	22-Apr-22
		493	21-Apr-22
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
For our Chief Operating Officer and Chief People Officer, our Compensation Committee changed the share ownership level from 1 time to 2 times his annual base salary. The additional ownership level of 1 time his annual base salary was to be attained over the period of five years in the same ratio as outlined above.
Shares owned by immediate family members and any trust for the benefit only of the executive officer/director or his or her family members are included in the determination of such executive officer/director’s share ownership level.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2022 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 48,849,907 ordinary shares outstanding as at that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	5,284,083	10.82%
FMR LLC (3)	4,872,972	9.98%
Nalanda India Fund Limited (4)	4,122,196	8.44%
Grandeur Peak Global Advisors, LLC (5)	2,870,051	5.88%
Macquarie Group Limited (6)	2,595,917	5.31%
Notes:

(1)	Based on an aggregate of 48,849,907 ordinary shares outstanding as at March 31, 2022.
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

(3)
Information is based on Amendment No. 19 to a report on Schedule 13G jointly filed with the Commission on February 9, 2022 by FMR LLC and Abigail P. Johnson. FMR LLC and Abigail P. Johnson filed Amendment No. 19 to a report on Schedule 13G jointly filed with the Commission on February 9, 2022 reporting beneficial ownership of 4,872,972 shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 19, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the US Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly-owned subsidiary of FMR Co. LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. According to this Amendment No. 18, of these shares, FMR LLC and Abigail P. Johnson each has the sole power to vote or direct the vote over 679,067 shares and the sole power to dispose or direct the disposition of all 4,872,972 shares.

(4)	Information is based on Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2019 by Nalanda India Fund Limited.
(5)	Information is based on a report on Schedule 13G filed with the Commission on February 14, 2022 by Grandeur Peak Global Advisors, LLC (“Grandeur”).
(6)	Information based on a report on Schedule 13G filed with Commission on February 14, 2022 by Macquarie Group Limited

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•
WDR reported its percentage ownership of our ordinary shares to be 11.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 9 to a report on Schedule 13G filed with the Commission on February 14, 2020 and 10.6% based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G filed with the Commission on February 12, 2021.

•
Wellington Management Group LLP reported its percentage ownership of our ordinary shares to be and 3.67% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on February 14, 2020.

•
FMR LLC reported its percentage ownership of our ordinary shares to ,be 9.626% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.16 to a report on Schedule 13G jointly filed with the Commission on February 7, 2020 10.00% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.17 to a report on Schedule 13G jointly filed with the Commission on July 10, 2021 9.422% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 18 to a report on Schedule 13G jointly filed with the Commission on February 8, 2021 and 9.995% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.19 to a report on Schedule 13G jointly filed with the Commission on February 9,2022

•
Grandeur reported its percentage ownership of our ordinary shares to be 5.15% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 17, 2021,and 5.88% (based on the then number of ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 14, 2022.

None of our major shareholders have different voting rights from our other shareholders.
As at March 31, 2022, 48,618,585 of our ordinary shares, representing 99.53% of our outstanding ordinary shares, were held as ADSs by Deutsche Bank Trust Company Americas, the depositary for our ADS holders. We are aware of 14 record shareholders being a US citizen or an entity incorporated in the US, including the depository, as at March 31, 2022. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions
(Amounts in thousands)
The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.
Mr. Keshav Murugesh is a member of the Executive Council at NASSCOM. During fiscal 2022, we paid membership and subscription charges and sponsorship fees for various events conducted by NASSCOM amounting to $81.
Mr. Timothy L. Main is a director in Quest Diagnostics Inc. During fiscal 2022, we paid charges towards health checkup and various tests conducted in relation to new joinees amounting to $24.
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
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2018 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated
₹
1,867.0 million ($24.6 million based on the exchange rate on March 31, 2022) in additional taxes, including interest of
₹
470.9 million ($6.2 million based on the exchange rate on March 31, 2022).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		( ₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) in India	Fiscal 2003	₹	0.1	$(0.1	) (1)	₹	0.1	$(0.1	) (1)
Permanent establishment of WNS NA Inc and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.1	) (1)	₹	2.2	$(0.1	) (1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	) (1)	₹	1.2	$(0.1	) (1)
WNS Global Services Private Limited (“WNS Global”)	Fiscal 2006	₹	29.8	$(0.4	) (1)	₹	7.7	$(0.1	) (1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	) (1)	₹	5.6	$(0.1	) (1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	) (1)	₹	5.4	$(0.1	) (1)
WNS Global	Fiscal 2009	₹	55.2	$(0.7	) (1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	) (1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	) (1)	₹	8.2	$(0.1	) (1)
WNS Global	Fiscal 2015	₹	258.6	$(3.4	) (1)	₹	94.9	$(1.3	) (1)
WNS Global	Fiscal 2016	₹	908.4	$(11.9	) (1)	₹	345.6	$(4.2	) (1)
WNS Global	Fiscal 2017	₹	286.1	$(3.7	) (1)	₹	—	$—
WNS Global	Fiscal 2018	₹	248.3	$(3.2	) (1)	₹	—	$—
Total		₹	1,867.0	$(24.6	) (1)	₹	470.9	$(6.3	) (1)
Note:

(1)	Based on the exchange rate as at March 31, 2022.
The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length
terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2022, we have provided a tax reserve of
₹
774.3 million ($10.2 million based on the exchange rate on March 31, 2022) primarily on account of the Indian tax authorities’ denying the set-off
of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of
₹
5,435.2 million ($71.7 million based on the exchange rate on March 31, 2022) in additional taxes, including interest of
₹
1,931.3 million ($25.5 million based on the exchange rate on March 31, 2022). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited
₹
898.1 million ($11.8 million based on the exchange rate on March 31, 2022) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.
As at March 31, 2022, corporate tax returns for fiscal years 2019 and thereafter remain subject to examination by tax authorities in India.
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
In 2021, we received an assessment order from the Indian service tax authority, demanding payment of
₹
148.9 million ($2.0 million based on the exchange rate on March 31, 2022) towards service tax for the period April 1, 2014 to June 30, 2017. The tax authorities have rejected input service tax credit on certain types of input services. We have orders of assessment pertaining to similar issues for earlier fiscal years that have been decided in our favor by appellate authorities. We intend to vigorously dispute the assessment.
In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2022) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.
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
B. Significant Changes
None

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs, commenced trading on the NYSE on July 26, 2006 under the symbol “WNS”. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2022 was 48,849,907. As at March 31, 2022, there were 48,618,585 ADSs outstanding (representing 48,618,585 ordinary shares).
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

Share Capital
As at March 31, 2022, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2022, 2021 and 2020, we had 48,849,907, 49,402,203 shares (excluding 1,100,000 treasury shares), and 49,733,640 shares, respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from the issuance of ordinary shares pursuant to our three share-based incentive plans: our 2002 Stock Incentive Plan, our 2006 Incentive Award Plan (as amended and restated) and our 2016 Incentive Award Plan (as amended and restated). Other than pursuant to our incentive award plans, we have not issued any shares for consideration other than cash. There are no preferred shares outstanding.
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
Rights of Minority Shareholders
Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that our affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of our shareholders generally or of some part of our shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by us (including an act or omission on our behalf) is or would be so prejudicial. What amounts to unfair prejudice is not defined in the 1991 Law. There may also be a common law personal actions available to our shareholders.

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
(6) Employment Agreement dated February 1, 2010 between Keshav R. Murugesh and WNS Global Services Private Limited, and as amended thereafter.
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
The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End (1)		Average (2)		High		Low
2018	₹	65.11	₹	64.46	₹	65.71	₹	63.38
2019		69.16		69.87		74.33		64.92
2020		75.39		70.89		76.37		68.40
2021		73.14		74.25		76.95		72.37
2022		75.87		74.50		77.07		72.42
2023 (until May 13, 2022)		77.42		76.42		77.45		75.31
Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.
The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High		Low
November 2021	₹	75.12	₹	73.91
December 2021		76.38		74.39
January 2022		75.18		73.77
February 2022		75.63		74.60
March 2022		77.07		75.48
April 2022		76.72		75.31
May 2022 (until May 13, 2022)		77.45		76.24

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End (1)	Average (2)	High	Low
2018	£0.71	£0.75	£0.81	£0.70
2019	0.77	0.76	0.80	0.70
2020	0.80	0.79	0.87	0.75
2021	0.73	0.72	0.73	0.72
2022	0.76	0.73	0.77	0.70
2023 (until May 13, 2022)	0.82	0.78	0.82	0.76
Notes:

(1)	The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the daily exchange rates during the period.
The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2021	£0.75	£0.73
December 2021	0.76	0.74
January 2022	0.75	0.73
February 2022	0.75	0.73
March 2022	0.77	0.75
April 2022	0.80	0.76
May 2022 (until May 13, 2022)	0.82	0.80

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
Foreign Account Tax Compliance Act (“FATCA”)
Pursuant to U.S. Foreign Account Tax Compliance Act, commonly known as FATCA, certain payments of (or attributable to)
US-source
income could be subject to 30% withholding tax unless the company agrees to adopt certain reporting and withholding requirements if the Company is treated as a financial institution (“FI”) as defined under FATCA. Although we do not currently believe we are an FI and would use reasonable efforts to avoid the imposition of such withholding tax if we were to be treated as an FI, no assurance can be given that we will be able to do so.
On December 13, 2013 the Chief Minister of Jersey signed the
US-Jersey
Intergovernmental Agreement (“US IGA”), which imposes certain due diligence and reporting requirements on Jersey FIs. Where applicable information regarding shareholders, their ultimate beneficial owners and/or controlling persons, and their investment in and returns from the company, may need to be reported to the local States of Jersey tax authority.
Following the US implementation of FATCA, the UK introduced their own information reporting regime with certain Crown Dependencies and Overseas Territories such as Jersey. On October 22, 2013 the Chief Minister of Jersey signed the
UK-Jersey
IGA (“UK IGA”). The application of this UK FATCA regime is similar to US FATCA except that it imposes disclosure requirements in respect of certain shareholders who are, or are entities that are controlled by one or more, residents of the UK.
Both the US and UK IGAs are implemented through Jersey’s domestic legislation, in accordance with guidance notes which are published in draft form and updated on a regular basis. The first reporting deadline under the US IGA was June 30, 2015 and that under the UK IGA was June 30, 2016. Reporting is due annually thereafter with UK FATCA merging fully into Common Reporting Standard (“CRS”) over the coming years.

Common Reporting Standard
The Organization for Economic
Co-operation
and Development (“OECD”) has developed a Common Reporting Standard (the “CRS”) and model competent authority agreement (the “Multilateral Agreement”) to enable the multilateral and automatic exchange of financial account information. This global standard was modelled largely on the US FATCA regime but with some notable differences. Over 100 jurisdictions have committed to implementing the CRS or have already implemented the CRS (including the UK and Jersey). The first exchanges of information under the CRS occurred in 2017. Pursuant to the Multilateral Agreement, certain disclosure requirements may be imposed in respect of certain shareholders who are, or are entities that are controlled by one or more, residents of any of the signatory jurisdictions. Where applicable, information that would need to be disclosed will include certain information about shareholders, their ultimate beneficial owners and/or controllers, and their investment in and returns from the company. The US is not a participant in the regime.
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
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments
(non-GAAP)
is denominated in pound sterling and US dollars, approximately 45.8% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2022 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”
Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2022, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $32.7 million and increased or decreased revenue less repair payments
(non-GAAP)
by approximately $24.4 million in fiscal 2022, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments
(non-GAAP)
by approximately $6.4 million in fiscal 2022, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments
(non-GAAP)
by approximately $2.2 million in fiscal 2022. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2022 by approximately $41 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand in fiscal 2022 by approximately $5.1 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso in fiscal 2022 by approximately $11 million.
To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix of fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. There was no amount outstanding under these swap agreements as at March 31, 2022.
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
Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2022, our disclosure controls and procedures were effective and provide a reasonable level of assurance.
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
Management assessed the effectiveness of internal control over financial reporting as at March 31, 2022, based on the criteria established in the 2013
Internal Control — Integrated Framework
issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of WNS’ consolidated operations except for the acquired operations of MOL Information Processing Services (MOLIPS), which was acquired in August 2021 and whose financial statements reflect total assets and revenues constituting 0.4% and 0.0%, respectively, of our consolidated assets and revenue in the financial statements as of and for the year ended March 31, 2022.
Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2022, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The effectiveness of our internal control over financial reporting as at March 31, 2022, has been audited by Grant Thornton Bharat LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
WNS (Holdings) Limited
Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2022, based on criteria established in the 2013
Internal Control—Integrated Framework
issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in the 2013
Internal Control—Integrated Framework
issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2022, and our report dated May 17, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of MOL Information Processing Services (MOLIPS), a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 0.4% and 0.0% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2022. As indicated in Management’s Report, MOLIPS was acquired on August 01, 2021. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of MOLIPS.
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
Gurugram, India
May 17, 2022

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
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. The Code of Business Ethics and Conduct was amended in October 2016 and July 2018 to refresh our core purposes and values in July 2019 to change the limit on the gift value in line with market standards and in October 2021 to the new link for reporting violations to the code. We have posted the code on our website at
www.wns.com
.
Information contained in our website does not constitute a part of this annual report.
We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
Grant Thornton Bharat LLP served as our independent public accountant for fiscal 2022. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton Bharat LLP and Grant Thornton member firms for fiscal 2022 and 2021.

	Fiscal
	2022	2021
Audit fees	$635,105	$636,430
Audit-related fees	—	9,000

Total	$635,105	$645,430

Notes:
Audit fees:
This category consists of fees billed for the audit of financial statements, quarterly review of financial statements, tax audits and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US
jurisdictions; consents and attest services.
Audit-related fees:
This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by an external auditor, and includes service tax certifications and out-of-pocket
expenses.
Audit Committee
Pre-approval
Process
Our Audit Committee reviews and
pre-approves
the scope and the cost of all audit and permissible
non-audit
services performed by our independent auditor. All of the services provided by Grant Thornton Bharat LLP and Grant Thornton member firms during the last fiscal year have been pre-approved
by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In March 2016, our shareholders authorized a share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date the shareholders resolution approving the repurchase program was passed. In October 2017, we completed repurchases under our share repurchase program of 3,300,000 ADSs authorized by our shareholders on March 16, 2016. Purchases of ADSs under the repurchase program during fiscal 2018 and 2017 were funded with cash on hand. The shares underlying these ADSs are recorded as treasury shares.
In March 2018, our shareholders authorized the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Pursuant to the terms of the share repurchase program, our ADSs may be purchased in the open market from time to time over 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the proposed share repurchase program with cash on hand.
In fiscal 2019, we purchased 1,101,300 ADSs in the open market for a total consideration of $56.4 million (including transaction costs of $0.01 million). We also paid $0.1 million towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs. We cancelled, 4,400,000 ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.
In fiscal 2020, we purchased 1,098,700 ADSs in the open market for a total consideration of $63.7 million (including transaction costs of $0.01 million) under the above-mentioned share repurchase program.
We cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $120.1 million. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million, and in share premium amounting to $119.9 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.
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
In fiscal 2022, we purchased 1,100,000 ADSs in the open market for a total consideration of $85 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand.
In fiscal 2022, we cancelled 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $163.4 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

The table below sets forth the details of ADSs repurchased during fiscal 2022, April 2022 and May 2022 (till May 17, 2022) under the above mentioned share repurchase programs:

Period	No. of ADSs Purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in thousands) of ADSs that may yet be repurchased under the program (assuming purchase price of $110 per ADS)
April 1 to April 30, 2021	—	—	—	363,000
May 1 to May 31, 2021	224,695	74.32	224,695	338,284
June 1 to June 30, 2021	875,305	78.06	875,305	242,000
July 1 to July 31, 2021	—	—	—	242,000
August 1 to August 31, 2021	—	—	—	242,000
September 1 to September 30, 2021	—	—	—	242,000
October 1 to October 31, 2021	—	—	—	242,000
November 1 to November 30, 2021	—	—	—	242,000
December 1 to December 31, 2021	—	—	—	242,000
January 1 to January 31, 2022	—	—	—	242,000
February 1 to February 28, 2022	—	—	—	242,000
March 1 to March 31, 2022	—	—	—	242,000
April 1 to April 30, 2022	—	—	—	242,000
May 1 to May 17, 2022	—	—	—	242,000
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Our Corporate Governance Guidelines were last amended in July 2021. We have posted our amended Corporate Governance Guidelines on our website at
www.wns.com.
Information contained in our website does not constitute a part of this annual report.
Messrs. Timothy L Main, John Freeland and Gareth Williams and Ms. Françoise Gri and Ms. Lan Tu are members of our Board of Directors and they serve on our Nominating and Corporate Governance Committee and Compensation Committee. Messrs. Michael Menezes, Keith Haviland, Mario P. Vitale and Jason Liberty serve on our Audit Committee. Each of Messrs. Main, Freeland, Menezes, Liberty, Williams, Haviland and Vitale and Ms. Gri and Ms. Tu satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of
Rule 10A-3
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.
ITEM 18. FINANCIAL STATEMENTS
The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2022 and 2021

•	Consolidated Statements of Income for the years ended March 31, 2022, 2021 and 2020

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2022, 2021 and 2020

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2022, 2021 and 2020

•	Consolidated Statements of Cash Flows for the years ended March 31, 2022, 2021 and 2020

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADRs, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended, incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.1	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.2	Form of the First Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2018.

4.3	Form of the Second Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 21, 2020.

4.4	Form of the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Exhibit 99.1 of WNS (Holdings) Limited’s Report on Form 6-K (File No. 001-32945), as furnished to the Commission on July 16, 2021.

4.5	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.6	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.7	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.8	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10 th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.9	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11thfloors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.10	Lease Deed dated December 16, 2020 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.11	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10 — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.12	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5 — incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.13	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11 — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.14	Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK — incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton Bharat LLP, independent registered public accounting firm.**

**	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: May 17, 2022

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
WNS (Holdings) Limited
Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in the 2013
Internal Control — Integrated Framework
issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 17, 2022 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
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
Revenue recognition in accordance with IFRS 15
The Company derives revenue from BPM services, comprising back-office administration, data management, customer experience services management which are provided to customers across industries from multiple geographies. The Company recognizes revenue upon transfer of control of promised services to customers for an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.
Refer Note 20 and Note 2(s) to the accompanying financial statements for revenue recorded during the year and related accounting policy adopted by the Company respectively.
The Company enters into large number of contracts with its customers with varying commercial terms based on type of service arrangement, industry and geography. Because of such varying terms included in contracts, significant judgement and efforts are required by the management in determining revenue recognition for customer agreements in accordance with IFRS 15 requirements like identification and measurement of variable consideration, determination and allocation of transaction price, identification of performance obligations and determination of timing of satisfaction of performance obligations etc.
Given the significant volume of sales transactions and significant management judgments and efforts involved in contract evaluation as aforementioned, the related audit efforts were significant and required a high degree of auditor judgment, and therefore, revenue recognition has been considered as a critical audit matter.
How the Critical Audit Matter was addressed in the audit
Our principal audit procedures related to the revenue recognition included the following:

•
We understood the revenue recognition process of the Company and evaluated related significant accounting policies for its appropriateness in accordance with the requirements of IFRS 15, Revenue from Contracts with Customers (‘IFRS 15’).

•
We evaluated the design and tested the operating effectiveness of internal controls related to the evaluation of customer agreements and determination of revenue recognition in accordance with IFRS 15.

•	We selected samples for customer agreements and performed the following procedures:

•	Obtained and read contract source documents for each selection, including master agreements, and other documents that were part of the agreement.

•	Tested management’s identification of significant terms in the customer agreements for completeness as relevant for revenue recognition under IFRS 15.

•
Tested the appropriateness of management’s application of accounting policies along with their use of judgements, in the determination of revenue recognition including identification and satisfaction of performance obligations and measurement of variable considerations, as per terms of the agreements based on verification of supporting documents and records maintained by the Company in this respect.

/s/ GRANT THORNTON BHARAT LLP
We have served as the Company’s auditor since 2011.
Gurugram, India
May 1
7
, 2022

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2022	March 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	5	$108,153	$105,633
Investments	6	211,398	203,676
Trade receivables, net	7	100,522	83,118
Unbilled revenue	7	87,032	66,403
Funds held for clients		11,643	12,139
Derivative assets	14	10,351	7,974
Contract assets	20	10,169	7,753
Prepayments and other current assets	8	28,822	23,211

Total current assets		568,090	509,907
Non-current assets:
Goodwill	9	123,537	123,979
Intangible assets	10	65,421	65,141
Property and equipment	11	49,257	52,272
Right-of-use assets	12	142,623	166,766
Derivative assets	14	3,249	1,749
Deferred tax assets	25	34,765	33,022
Investments	6	93,442	85,875
Trade receivables, net	7	—	269
Contract assets	20	39,833	27,136
Other non-current assets	8	44,275	40,032

Total non-current assets		596,402	596,241

TOTAL ASSETS		$1,164,492	$1,106,148

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$27,829	$28,015
Provisions and accrued expenses	16	36,752	23,933
Derivative liabilities	14	6,042	4,491
Pension and other employee obligations	15	105,768	82,586
Current portion of long-term debt	13	—	16,748
Contract liabilities	17	13,723	12,685
Current taxes payable	25	2,279	1,489
Lease liabilities	12	26,954	26,027
Other liabilities	18	11,351	11,492

Total current liabilities		230,698	207,466
Non-current liabilities:
Derivative liabilities	14	831	2,037
Pension and other employee obligations	15	16,238	19,589
Contract liabilities	17	13,314	16,645
Lease liabilities	12	140,040	165,880
Other non-current liabilities	18	78	211
Deferred tax liabilities	25	9,290	10,228

Total non-current liabilities		179,791	214,590

TOTAL LIABILITIES		$410,489	$422,056

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 48,849,907 shares and 50,502,203 shares each as at March 31, 2022 and March 31, 2021, respectively)	19	7,751	7,977
Share premium		110,327	227,708
Retained earnings		818,402	688,957
Other reserves		2,656	—
Other components of equity		(185,133)	(161,987)

Total shareholder’s equity, including shares held in treasury		754,003	762,655

Less: Nil shares as at March 31, 2022 and 1,100,000 shares as at March 31, 2021, held in treasury, at cost	19	—	(78,563)

Total shareholders’ equity		754,003	684,092

TOTAL LIABILITIES AND EQUITY		$1,164,492	$1,106,148

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2022	2021	2020
Revenue	20	$1,109,800	$912,643	$928,258
Cost of revenue	21	735,165	587,205	583,920

Gross profit		374,635	325,438	344,338
Operating expenses:
Selling and marketing expenses	21	53,860	49,613	52,802
General and administrative expenses	21	151,124	126,295	128,592
Foreign exchange (gain)/loss, net		(5,959)	754	(3,382)
Impairment of goodwill	9	—	—	4,085
Amortization of intangible assets	10	11,550	13,722	15,653

Operating profit		164,060	135,054	146,588
Other income, net	23	(13,867)	(12,464)	(14,375)
Finance expense	22	13,387	14,827	17,011

Profit before income taxes		164,540	132,691	143,952
Income tax expense	25	32,439	30,074	27,183

Profit after tax		$132,101	$102,617	$116,769

Earnings per ordinary share	26

Basic		$2.70	$2.06	$2.35

Diluted		$2.58	$1.97	$2.24

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2022	2021	2020
Profit after tax		$132,101	$102,617	$116,769
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax		1,146	(1,164)	(610)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain		9,395	2,684	8,717
Net change in time value of option contracts designated as cash flow hedges		647	(1,204)	(2,919)
Reclassification to profit or loss		(3,327)	(3,555)	(13,409)
Foreign currency translation (loss) /gain		(28,309)	36,713	(42,196)
Income tax (expense)/benefit relating to above	25	(2,698)	(1,089)	2,939

		$(24,292)	$33,549	$(46,868)

Total other comprehensive (loss)/income, net of taxes		$(23,146)	$32,385	$(47,478)

Total comprehensive income		$108,955	$135,002	$69,291

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands)

					Other components of equity
					Foreign
					currency	Cash flow				Total shareholders’ equity
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount
Balance as at March 31, 2019	51,153,220	$8,056	$269,529	$478,145	$(155,195)	$5,954	$2,347	1,101,300	$(56,417)	$552,419
Adoption of IFRS 16 (net of tax)	—	—	—	(8,574)	—	—	—	—	—	(8,574)
Balance as at April 1, 2019	51,153,220	8,056	269,529	469,571	(155,195)	5,954	2,347	1,101,300	(56,417)	543,845
Shares issued for exercised options and RSUs (Refer Note 24)	780,420	99	(99)	—	—	—	—	—	—	—
Cancellation of treasury shares (Refer Note 19)	(2,200,000)	(281)	(119,873)	—	—	—	—	(2,200,000)	120,154	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	1,098,700	(63,737)	(63,737)
Share-based compensation expense (Refer Note 24)	—	—	37,520	—	—	—	—	—	—	37,520
Excess tax benefits relating to share-based options and RSUs (Refer Note 25)	—	—	191	—	—	—	—	—	—	191

Transactions with owners	(1,419,580)	(182)	(82,261)	—	—	—	—	(1,101,300)	56,417	(26,026)

Profit after tax	—	—	—	116,769	—	—	—	—	—	116,769
Other comprehensive loss, net of taxes	—	—	—	—	(42,196)	(4,672)	(610)	—	—	(47,478)

Total comprehensive income/(loss) for the period	—	—	—	116,769	(42,196)	(4,672)	(610)	—	—	69,291

Balance as at March 31, 2020	49,733,640	$7,874	187,268	$586,340	$(197,391)	$1,282	$1,737	—	$—	$587,110

See accompanying not e s.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands)

					Other components of equity
					Foreign
					currency	Cash flow				Total shareholders’ equity
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount
Balance as at April 1, 2020	49,733,640	$7,874	$187,268	$586,340	$(197,391)	$1,282	$1,737	—	—	$587,110
Shares issued for exercised options and RSUs (Refer Note 24)	768,563	103	(103)	—	—	—	—	—	—	—
Transaction charges on cancellation of treasury shares (Refer Note 19)	—	—	(55)	—	—	—	—	—	—	(55)
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	1,100,000	(78,563)	(78,563)
Share-based compensation expense (Refer Note 24)	—	—	38,230	—	—	—	—	—	—	38,230
Excess tax benefits relating to share-based options and RSUs (Refer Note 25)	—	—	2,368	—	—	—	—	—	—	2,368

Transactions with owners	768,563	103	40,440	—	—	—	—	1,100,000	(78,563)	(38,020)

Profit after tax	—	—	—	102,617	—	—	—	—	—	102,617
Other comprehensive income/(loss), net of taxes	—	—	—	—	36,713	(3,164)	(1,164)	—	—	32,385

Total comprehensive income/(loss) for the period	—	—	—	102,617	36,713	(3,164)	(1,164)	—	—	135,002

Balance as at March 31, 2021	50,502,203	$7,977	$227,708	$688,957	$(160,678)	$(1,882)	$573	1,100,000	$(78,563)	$684,092

						Other components of equity
						Foreign
						currency	Cash flow				Total shareholders’ equity
	Share capital		Share	Retained	Other	translation	hedging	Pension	Treasury shares
	Number	Par value	Premium	earnings	reserves*	reserve	reserve	adjustments	Number	Amount
Balance as at April 1, 2021	50,502,203	7,977	227,708	$688,957	—	$(160,678)	$(1,882)	$573	1,100,000	$(78,563)	$684,092
Shares issued for exercised options and RSUs (Refer Note 24)	547,704	76	(76)	—	—	—	—	—	—	—	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	1,100,000	(85,148)	(85,148)
Cancellation of treasury shares (Refer Note 19)	(2,200,000)	(302)	(163,409)	—	—	—	—	—	(2,200,000)	163,711	—
Share-based compensation expense (Refer Note 24)	—	—	44,165	—	—	—	—	—	—	—	44,165
Excess tax benefits relating to share-based options and RSUs	—	—	1,939	—	—	—	—	—	—	—	1,939
Transfer to other reserves	—	—	—	(5,067)	5,067	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	2,411	(2,411)	—	—	—	—	—	—

Transactions with owners	(1,652,296)	(226)	(117,381)	(2,656)	2,656	—	—	—	(1,100,000)	78,563	(39,044)

Profit after tax	—	—	—	132,101	—	—	—	—	—	—	132,101
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(28,309)	4,017	1,146	—	—	(23,146)

Total comprehensive income/(loss) for the period	—	—	—	132,101	—	(28,309)	4,017	1,146	—	—	108,955

Balance as at March 31, 2022	48,849,907	7,751	110,327	$818,402	$2,656	$(188,987)	$2,135	$1,719	—	$—	$754,003

*
Other reserves include the Special Economic Zone Re-Investment Reserve created out of the profits of eligible Special Economic Zones (“SEZ”) units in terms of the provisions of the Indian Income-tax Act, 1961. Further, these provisions r
e
quire the reserve to be utilized by the Company for acquiring new plant and machinery for the purpose of its business (Refer Note 25).

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

		Year ended March 31,
	Notes	2022	2021	2020
Cash flows from operating activities:
Profit after tax		$132,101	$102,617	$116,769
Adjustments to reconcile profit after tax to net cash generated from operating activities:
Depreciation and amortization		61,553	62,645	62,873
Impairment of goodwill	9	—	—	4,085
Share-based compensation expense		44,165	38,230	37,520
Amortization of debt issue cost		52	126	231
Allowances for expected credit losses (“ECL”)		(115)	924	712
Unrealized exchange (gain)/loss, net		(4,502)	8,383	44
Income tax expense		32,439	30,074	27,183
Interest expense		13,335	14,701	16,780
Interest income		(3,772)	(3,702)	(3,840)
Income from marketable securities		(7,137)	(6,352)	(7,547)
(Gain)/loss on sale of property and equipment		(329)	67	(23)
Deferred rent		—	—	(2)
Rent concession		(21)	(416)	—
Excess tax benefit from share-based compensation expense		(1,062)	(729)	(998)
Unrealized loss/(gain) on derivative instruments		3,254	(4,145)	4,110
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue		(39,667)	4,994	(13,483)
Other assets		(24,325)	7,174	(24,154)
Trade payables		(1,456)	(4,412)	13,876
Contract liabilities		(2,627)	(2,687)	19,017
Other liabilities		34,255	9,288	18,991

Cash generated from operating activities before interest and income taxes		236,141	256,780	272,144
Income taxes paid		(38,872)	(33,535)	(31,180)
Interest paid		(13,392)	(14,454)	(15,180)
Interest received		3,577	4,935	2,837

Net cash provided by operating activities		187,454	213,726	228,621

Cash flows from investing activities:
Acquisition of CEPROCS, net of cash acquired	4(a)	(566)	—	—
Acquisition of MOL IPS, net of cash acquired	4(b)	(2,310)	—	—
Payment of contingent considerations in relation to acquisitions	4(c)	—	—	(1,745)
Payment for property and equipment and intangible assets		(28,327)	(26,530)	(27,860)
Proceeds from sale of property and equipment		401	189	82
Investment in fixed deposits		(99,472)	(73,736)	(75,977)
Proceeds from maturity of fixed deposits		95,106	82,592	43,258
Marketable securities (purchased)/sold, net (short-term)		(15,951)	(75,797)	(37,410)
Profit on sale of marketable securities		2,321	505	2,657
Investment in mutual funds		—	—	(118)
Proceeds from redemption of mutual funds		—	—	125

Net cash used in investing activities		(48,798)	(92,777)	(96,988)

Cash flows from financing activities:
Payment for repurchase of shares		(85,038)	(78,563)	(63,737)
Transaction charges on cancellation of treasury shares		(110)	(55)	—
Repayment of long-term debt		(16,800)	(16,800)	(28,200)
Principal payment for lease liabilities		(26,235)	(23,073)	(20,793)
Excess tax benefit from share-based compensation expense		1,062	729	998

Net cash used in financing activities		(127,121)	(117,762)	(111,732)

Exchange difference on cash and cash equivalents		(9,015)	5,517	(8,416)
Net change in cash and cash equivalents		2,520	8,704	11,485
Cash and cash equivalents at the beginning of the year		105,633	96,929	85,444

Cash and cash equivalents at the end of the year		$108,153	$105,633	$96,929

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$8,604	$3,036	$6,314
(ii) Release of restricted cash, held in escrow	4(d)	—	—	1,535
(iii) Deferred consideration payable towards acquisition	4(b)	493	—	—
See accompanying notes.
Reconciliation of liabilities arising from financing activities as at March 31, 2022 and March 31, 2021 is as follows*:

			Non-cash changes
	Opening balance April 1, 2021	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2022
Long-term debt (including current portion)	$16,748	$(16,800)	$52	$—

			Non-cash changes
	Opening balance April 1, 2020	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2021
Long-term debt (including current portion)	$33,422	$(16,800)	$126	$16,748
*For reconciliation of lease liabilities Refer Note 12.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

1. Company overview
WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Sydney (Australia), Canada, Dubai (United Arab Emirates), Germany, London (UK), New Jersey (US), New Zealand, Singapore and Switzerland and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, Spain, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the travel, shipping and logistics services, utilities, retail and consumer products group, banking and financial and hi-tech and professional services, insurance services, healthcare, auto claims and others.
WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.
These consolidated financial statements were approved by the Board of Directors and authorized for issue on May
17
, 2022.
2. Summary of significant accounting policies

a.	Basis of preparation
These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).
These consolidated financial statements correspond to the classification provisions contained in IAS 1
(revised), “Presentation of Financial Statements.”
Accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2021.

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
The major tax jurisdictions for the Company are India, the Philippines, South Africa, UK, and US, though the Company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

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
The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest and valuation using the Monte-Carlo simulation and the binomial lattice model.

viii.	Business combinations
Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised)
, “Business Combinations.”
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
Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised)
, “Business Combinations.”
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
Other Reserves
Other reserves include the Special Economic Zone Re-Investment Reserve created out of the profits of eligible Special Economic Zones (“SEZ”) units in terms of the provisions of the Indian Income-tax Act, 1961. Further, these provisions require the reserve to be utilized by the Company for acquiring new plant and machinery for the purpose of its business
.
Pension adjustments
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
The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets on a straight-line basis, as given below.

Asset description	Weighted average amortization period (in months)
Customer contracts	46
Customer relationships	218
Covenant not-to-compete	48
Trade names	34
Technology	94
Intellectual Property and other rights	24
Software	50
Service mark	Indefinite useful life

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
Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum
payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $
26
per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.
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
In respect of arrangements involving
sub-contracting,
in part or whole of the assigned work, the Company evaluates revenues to be recognized under criteria established by IFRS 15
“Revenue from Contract with Customers (“IFRS 15”)
, application guidance in paragraphs B34 to B38
“Principal versus agent considerations.”
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

3. New accounting pronouncements not yet adopted by the Company
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2022 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.
In January 2020, the IASB issued amendments to IAS 1 “
Presentation of Financial Statements
” regarding the ‘Classification of Liabilities as Current or
Non-current’.
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

ii.
In January 2020, the IASB issued amendments to IAS 16 “
Property, Plant and Equipment
” regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. These amendments:

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

iii.
In May 2020, the IASB issued amendments to IAS 37 “
Provisions, Contingent Liabilities and Contingent Assets
” regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. These amendments:

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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

4. Business Combinations

a)	Payment for business transfer (‘CEPROCS’)
On December 31, 2021, the Company entered into an agreement with CEPROCS S.R.L. (“CEPROCS”), a provider of global sourcing and procurement services across multiple industries, including automotive, manufacturing, and retail/consumer packaged goods (“CPG”), pursuant to which the Company agreed to acquire its customer contract, skilled workforce and related assets, effective December 31, 2021 (“Acquisition Date”). The purchase price of the transaction, which was paid in cash, was $566. The excess of purchase price over the assets acquired amounted to $14, which has been recognized as goodwill.
The Company incurred acquisition related costs of $78, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2022.
Goodwill is attributable mainly to the benefits expected from the acquired assembled workforce and is not expected to be deductible for tax purposes.

b)	MOL Information Processing Services (I) Private Limited (“MOL IPS”)
On August 1, 2021, the Company acquired all outstanding equity shares of MOL IPS from the shareholder of MOL IPS, MOL Hong Kong Limited (“the seller”), for a total purchase consideration of
$2,958 including deferred consideration of $1,054, payable upon realization of receivables by MOL IPS, subject to adjustments for working capital, if any. MOL IPS is engaged in the business of performing back-office activities and data entry including information technology enabled services.
The Company paid $2,310 to the seller (net of cash) as part of purchase consideration for the year ended March 31, 2022. The Company has recognized an amount of $1,298 as goodwill in the books as a result of this acquisition.
The Company incurred acquisition related costs of $62, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2022.
The purchase price has been allocated on a provisional basis, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Total assets	$3,981
Less: Total liabilities	(2,321)

Net assets acquired	1,660
Less: Purchase consideration	(2,958)

Goodwill on acquisition	$1,298

Goodwill is attributable mainly to assembled workforce arising from the acquisition. Goodwill arising on acquisition is not expected to be tax deductible.

c)	Denali
On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali, a provider of strategic procurement BPM solutions for a purchase consideration of $38,668 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in the first quart
e
r of the year ended March 31, 2018), including adjustments for working capital. The Company funded the acquisition through a three-year secured term loan. Denali delivers global sourcing and procurement services to high-tech, retail and Consumer Packaged Goods (“CPG”), banking and financial services, utilities, and healthcare verticals. The acquisition of Denali is expected to add a strategic procurement capability to the Company’s existing Finance and Accounting services and will enable the Company to offer procurement solutions to its clients.
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

F-2
5

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

5. Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2022	2021
Cash and bank balances	$78,578	$73,398
Short-term deposits with banks*	29,575	32,235

Total	$108,153	$105,633

* Short-term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.
6. Investments
Investments consist of the following:

	As at
	March 31,	March 31,
	2022	2021
Investments in marketable securities and mutual funds	$263,013	$250,852
Investment in fixed deposits	41,827	38,699

Total	$304,840	$289,551

	As at
	March 31, 2022	March 31, 2021
Current investments	$211,398	$203,676
Non-current investment	93,442	85,875

Total	$304,840	$289,551

F-2
6

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

7. Trade receivables and unbilled revenue, net
Trade receivables and unbilled revenue consist of the following:

	As at
	March 31,	March 31,
	2022	2021
Trade receivables and unbilled revenue*	$189,952	$152,414
Less: Allowances for ECL	(2,398)	(2,624)

Total	$187,554	$149,790

Non-current trade receivables	$—	$269
Current trade receivables and unbilled revenue*	$187,554	$149,521

*	As at March 31, 2022 and March 31, 2021 unbilled revenue includes contract assets amounting to $246 and $191, respectively.
The movement in the ECL is as follows:

	Year ended March 31,
	2022	2021	2020
Balance at the beginning of the year	$2,624	$1,590	$1,182
Charged to consolidated statement of income	1,504	1,971	1,316
Write-offs, net of collections	(1,308)	(589)	(299)
Reversals	(397)	(637)	(533)
Translation adjustment	(25)	289	(76)

Balance at the end of the year	$2,398	$2,624	$1,590

F-2
7

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

8. Prepayments and other assets
Prepayment and other assets consist of the following:

	As at
	March 31, 2022	March 31, 2021
Current:
Service tax and other tax receivables	$8,833	$5,997
Employee receivables	1,045	1,044
Advances to suppliers	2,987	2,667
Prepaid expenses	10,169	9,261
Other assets	5,788	4,242

Total	$28,822	$23,211

Non-current:
Deposits	$11,263	$10,508
Income tax assets	15,068	12,151
Service tax and other tax receivables	13,079	12,786
Other assets	4,865	4,587

Total	$44,275	$40,032

9. Goodwill
A summary of the carrying value of goodwill is as follows:

	As at
	March 31, 2022	March 31, 2021
Gross carrying amount	$150,684	$152,459
Accumulated impairment of goodwill	(27,147)	(28,480)

Total	$123,537	$123,979

The movement in goodwill balance by reportable segment as at March 31, 2022 and 2021 is as follows:
Gross carrying amount

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2020	$121,304	$25,520	$146,824
Translation adjustment	2,675	2,960	5,635

Balance as at March 31, 2021	$123,979	$28,480	$152,459
Goodwill arising on acquisitions (Refer Note 4(a),4(b))	1,312	—	1,312
Translation adjustment	(1,754)	(1,333)	(3,087)

Balance as at March 31, 2022	$123,537	$27,147	$150,684

F-2
8

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Accumulated impairment losses

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2020	$—	$25,520	$25,520
Impairment of goodwill recognized during the year	—	—	—
Translation adjustment	—	2,960	2,960

Balance as at March 31, 2021	$—	$28,480	$28,480

Impairment of goodwill recognized during the year	—	—	—
Translation adjustment	—	(1,333)	(1,333)

Balance as at March 31, 2022	$—	$27,147	$27,147

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2022	2021
Research and Analytics	$42,051	$43,594
HealthHelp	39,082	39,082
Denali	29,542	29,542
WNS Global BPM*	4,934	3,717
South Africa	4,522	4,471
Technology services	3,406	3,573

	$123,537	$123,979

*	Excludes South Africa, Research and Analytics, Technology services, Denali and HealthHelp goodwill.

F-
29

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

c)	The discount rates used are based on weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.
The key assumptions used in performing the impairment test, by each CGU, were as follows:

	CGU’s – As at March 31, 2022
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services
Discount rate	14.9%	15.5%	11.7%	14.9%	11.7%	13.0%
Perpetual growth rate	3.0%	3.0%	2.5%	3.0%	2.5%	2.0%

	CGU’s – As at March 31, 2021
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services
Discount rate	15.3%	16.2%	12.0%	15.3%	12.0%	14.0%
Perpetual growth rate	3.0%	3.0%	2.5%	3.0%	2.5%	2.0%

*	Excludes South Africa, Research and Analytics, Technology services, HealthHelp and Denali CGUs.
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
Based on the above, no impairment was identified as at March 31, 2022, as the recoverable amount of the CGUs exceeded the carrying value.
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

F-3
0

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

10. Intangible assets
The changes in the carrying value of intangible assets for the year ended March 31, 2022 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2021	$158,014	$121,622	$4,511	$641	$5,987	$1,835	$9,161	$400	$53,152	$355,323
Additions	—	—	—	—	—	—	—	—	12,246	12,246
On acquisitions (Refer Note 4(a), 4(b))	536	—	—	—	—	—	—	—	146	682
Translation adjustments	(2,387)	(570)	(199)	(3)	(40)	—	(96)	—	(2,325)	(5,620)

Balance as at March 31, 2022	$156,163	$121,052	$4,312	$638	$5,947	$1,835	$9,065	$400	$63,219	$362,631

Accumulated amortization
Balance as at April 1, 2021	$158,014	$76,739	$4,511	$641	$3,230	$1,835	$9,161	$—	$36,051	$290,182
Amortization	133	3,645	—	—	766	—	—	—	7,006	11,550
Translation adjustments	(2,377)	(554)	(199)	(3)	(31)	—	(96)	—	(1,262)	(4,522)

Balance as at March 31, 2022	$155,770	$79,830	$4,312	$638	$3,965	$1,835	$9,065	$—	$41,795	$297,210

Net carrying value as at March 31, 2022	$393	$41,222	$—	$—	$1,982	$—	$—	$400	$21,424	$65,421

The changes in the carrying value of intangible assets for the year ended March 31, 2021 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2020	$155,214	$120,427	$4,068	$638	$5,950	$1,835	$9,060	$400	$43,615	$341,207
Additions	—	—	—	—	—	—	—	—	7,544	7,544
Translation adjustments	2,800	1,195	443	3	37	—	101	—	1,993	6,572

Balance as at March 31, 2021	$158,014	$121,622	$4,511	$641	$5,987	$1,835	$9,161	$400	$53,152	$355,323

Accumulated amortization
Balance as at April 1, 2020	$154,093	$71,965	$4,068	$638	$2,440	$1,835	$7,474	$—	$28,594	$271,107
Amortization	1,123	3,631	—	—	765	—	1,587	—	6,616	13,722
Translation adjustments	2,798	1,143	443	3	25	—	100	—	841	5,353

Balance as at March 31, 2021	$158,014	$76,739	$4,511	$641	$3,230	$1,835	$9,161	$—	$36,051	$290,182

Net carrying value as at March 31, 2021	$—	$44,883	$—	$—	$2,757	$—	$—	$400	$17,101	$65,141

F-3
1

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

As at March 31, 2022, the estimated remaining weighted average amortization periods for definite lived intangible assets are as follows:

Balance life
(in months)
Customer relationships	167
Customer contracts	9
Technology	34
Software	16
The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2022 are as follows:

	Amount
2023	$13,207
2024	11,319
2025	8,102
2026	4,431
2027	3,272
Thereafter	24,690

	$65,021	*

*	Excludes service mark, as it has an indefinite useful life.

F-3
2

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

11. Property and equipment
The changes in the carrying value of property and equipment for the year ended March 31, 2022 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2021	$9,733	$78,850	$84,335	$876	$76,043	$249,837
Additions	—	13,966	2,449	—	2,348	18,763
On acquisitions (Refer Note 4(a), 4(b))	—	217	102	10	116	445
Disposals/retirements	—	(1,901)	(1,016)	(74)	(2,765)	(5,756)
Translation adjustments	(142)	(3,558)	(3,228)	(28)	(3,038)	(9,994)

Balance as at March 31, 2022	$9,591	$87,574	$82,642	$784	$72,704	$253,295

Accumulated depreciation
Balance as at April 1, 2021	$5,945	$65,421	$68,141	$737	$58,568	$198,812
Depreciation	483	8,771	6,412	120	6,004	21,790
Disposals/retirements	—	(1,864)	(988)	(70)	(2,727)	(5,649)
Translation adjustments	(90)	(2,754)	(2,599)	(23)	(2,376)	(7,842)

Balance as at March 31, 2022	$6,338	$69,574	$70,966	$764	$59,469	$207,111

Capital work-in-progress						3,073

Net carrying value as at March 31, 2022						$49,257

The changes in the carrying value of property and equipment for the year ended March 31, 2021 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2020	$9,602	$74,388	$78,403	$838	$70,928	$234,159
Additions	—	9,618	4,096	—	2,591	16,305
Disposals/retirements	—	(9,044)	(1,988)	—	(1,293)	(12,325)
Translation adjustments	131	3,888	3,824	38	3,817	11,698

Balance as at March 31, 2021	$9,733	$78,850	$84,335	$876	$76,043	$249,837

Accumulated depreciation
Balance as at April 1, 2020	$5,385	$63,896	$60,044	$514	$50,287	$180,126
Depreciation	484	7,203	6,995	193	6,605	21,480
Disposals/retirements	—	(9,003)	(1,855)	—	(1,038)	(11,896)
Translation adjustments	76	3,325	2,957	30	2,714	9,102

Balance as at March 31, 2021	$5,945	$65,421	$68,141	$737	$58,568	$198,812

Capital work-in-progress						1,247

Net carrying value as at March 31, 2021						$52,272

F-3
3

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

12. Leases
The changes in the carrying value of ROU assets for the year ended March 31, 2022 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2021	$219,078	$39	$25	$639	$219,781
Additions	5,620	—	—	216	5,836
On acquisition (Refer Note 4(b))	1,528	—	—	—	1,528
Terminations/modifications	3,174	—	—	—	3,174
Translation adjustments	(9,215)	1	(1)	(42)	(9,257)

Balance as at March 31, 2022	$220,185	$40	$24	$813	$221,062

Accumulated depreciation
Balance as at April 1, 2021	$52,497	$35	$17	$466	$53,015
Depreciation	28,100	4	3	106	28,213
Terminations/modifications	(47)	—	—	—	(47)
Translation adjustments	(2,716)	1	(1)	(26)	(2,742)

Balance as at March 31, 2022	$77,834	$40	$19	$546	$78,439

Net carrying value as at March 31, 2022	$142,351	$—	$5	$267	$142,623

The changes in the carrying value of ROU assets for the year ended March 31, 2021 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2020	$183,839	$34	$32	$515	$184,420
Additions	26,336	—	—	118	26,454
Terminations/modifications	(985)	—	(8)	(22)	(1,015)
Translation adjustments	9,888	5	1	28	9,922

Balance as at March 31, 2021	$219,078	$39	$25	$639	$219,781

Accumulated depreciation
Balance as at April 1, 2020	$25,015	$16	$12	$279	$25,322
Depreciation	27,236	16	10	181	27,443
Terminations/modifications	(1,503)	—	(5)	(9)	(1,517)
Translation adjustments	1,749	3	—	15	1,767

Balance as at March 31, 2021	$52,497	$35	$17	$466	$53,015

Net carrying value as at March 31, 2021	$166,581	$4	$8	$173	$166,766

The movement in lease liabilities for the year ended March 31, 2022 and 2021 is as follows:

Lease liabilities	March 31, 2022	March 31, 2021
Opening balance	$191,907	$178,892
Cash outflows
Principal payment of lease liabilities	(26,235)	(23,073)
Interest payment on lease liabilities	(12,826)	(13,442)
Non-cash adjustments
On acquisition (Refer Note 4(b))	1,521	—
Additions	5,403	25,506
Terminations/modifications	2,282	1,313
Interest accrued	12,657	13,689
Rent concessions	(21)	(416)
Translation adjustments	(7,694)	9,438

Closing balance	$166,994	$191,907

Rental expense charged for short-term leases was $1,125 and $857, rental expense charged for low value leases was $65 and $675 and variable lease payments was $1,599 and $1,730 for the year ended March 31, 2022 and March 31, 2021, respectively.
The Company has applied practical expedient for rent concessions as a direct consequence of the
COVID-19
pandemic and recognized $21 and $416 in its consolidated income statement for the year ended March 31, 2022 and March 31, 2021, respectively.
The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2022, on an undiscounted basis:

	As at
Tenure	March 31, 2022	March 31, 2021
Less than 1 year	$37,330	$39,591
1-3 years	67,177	73,833
3-5 years	49,449	63,462
More than 5 years	62,234	79,419

Total	$216,190	$256,305

The total future cash outflows for leases that had not yet commenced were $82,013 and $Nil for the year ended March 31, 2022 and March 31, 2021, respectively.

F-3
4

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

13. Loans and borrowings
Long-term debt
The long-term loans and borrowings consist of th
e
following:

		Final maturity (financial year)	As at
Currency	Interest rate		March 31, 2022	March 31, 2021
US dollars	3M USD LIBOR+0.95%	2022	—	16,800

Total			—	16,800
Less: Debt issuance cost			—	(52)
Total			—	16,748

Current portion of long-term debt			$—	$16,748
Long-term debt			$—	$—
The Company has entered into a floating to fixed interest rate swap in relation to these debts.
In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK a five-year term loan facility of $84,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company had pledged its shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company had entered into interest rate swaps with banks to swap the variable portion of the interest based on the three-month US dollar LIBOR to a fixed rate of 1.9635%. On September 14, 2017, March 14, 2018, September 17, 2018, March 14, 2019, September 16, 2019, March 16, 2020, September 14, 2020, March 15, 2021, September 14, 2021 the Company made scheduled repayments of $8,400 each and on March 14, 2022 the Company repaid the final installment of $8,400 and the charges created against this facility was
released.
Short-term lines of credit
The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $71,115 (based on the exchange rate on March 31, 2022). The Company has also established a line of credit in the UK amounting to $12,980 (based on the exchange rate on March 31, 2022). The Company has also established a line of credit in North America amounting to $10,000. Further the Company has also established a line of credit in South Africa amounting to $2,054 (based on the exchange rate March 31, 2022).
As at March 31, 2022, no amounts were drawn under these lines of credit.

F-3
5

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

14. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by class as at March 31, 2022 are as follows:
Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$108,153	$—	$—	$108,153	$108,153
Investment in fixed deposits	41,827	—	—	41,827	41,827
Investments in marketable securities and mutual funds	—	263,013	—	263,013	263,013
Trade receivables	100,522	—	—	100,522	100,522
Unbilled revenue (1)	86,786	—	—	86,786	86,786
Funds held for clients	11,643	—	—	11,643	11,643
Prepayments and other assets (2)	6,283	—	—	6,283	6,283
Other non-current assets (3)	13,509	—	—	13,509	13,509
Derivative assets	—	556	13,044	13,600	13,600

Total carrying value	$368,723	$263,569	$13,044	$645,336	$645,336

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$27,829	$—	$—	$27,829	$27,829
Other employee obligations (4)	95,098	—	—	95,098	95,098
Provisions and accrued expenses	36,752	—	—	36,752	36,752
Lease liabilities	166,994	—	—	166,994	166,994
Other liabilities (5)	2,015	—	—	2,015	2,015
Derivative liabilities	—	2,295	4,578	6,873	6,873

Total carrying value	$328,688	$2,295	$4,578	$335,561	$335,561

Notes:

(1)	Excluding non-financial assets $246.
(2)	Excluding non-financial assets $22,539.
(3)	Excluding non-financial assets $30,766.
(4)	Excluding non-financial liabilities $26,908.
(5)	Excluding non-financial liabilities $9,414.

F-3
6

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

F-3
7

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
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2022 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$13,600	$—	$13,600	$(646)	$—	$12,954

Total	$13,600	$—	$13,600	$(646)	$—	$12,954

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$6,873	$—	$6,873	$(646)	$—	$6,227

Total	$6,873	$—	$6,873	$(646)	$—	$6,227

F-
38

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

F-
39

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 are as follows:

	Fair value measurement at reporting date using
Description	March 31, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$556	$—	$556	$—
Investments in marketable securities and mutual funds	263,013	262,602	411	—
Financial assets at FVOCI
Foreign exchange contracts	13,044	—	13,044	—

Total assets	$276,613	$262,202	$14,011	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$2,295	$—	$2,295	$—
Financial liabilities at FVOCI
Foreign exchange contracts	4,578	—	4,578	—
Interest rate swaps	—	—	—	—

Total liabilities	$6,873	$—	$6,873	$—

F-4
0

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

During the years ended March 31, 2022 and 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.
Fair value on a
non-recurring
basis as at March 31, 2020
The
non-recurring
fair value measurement for the Auto Claim BPM CGU of $34,086 (before cost of disposal of $494) has been categorized as Level 3 fair value based on the inputs to the valuation technique used (Refer Note 9).

F-4
1

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
The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	March 31, 2022	March 31, 2021
Forward contracts (Sell)
In US dollars	$316,651	$260,999
In Pound Sterling	99,006	104,638
In Euro	21,811	26,395
In Australian dollars	27,290	29,076
Others	20,406	21,017

	$485,164	$442,125

Option contracts (Sell)
In US dollars	$204,773	$137,687
In Pound Sterling	88,899	92,159
In Euro	26,147	33,202
In Australian dollars	38,004	45,022
Others	—	—

	$357,823	$308,070

Interest rate swap contracts
In US dollars	—	16,800
The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2022, 2021 and 2020 are as follows:

	Year ended March 31,
	2022	2021	2020
Revenue	$3,451	4,237	$12,695
Foreign exchange gain/(loss), net	93	(222)	543
Finance expense	(217)	(460)	171
Income tax related to amounts reclassified into consolidated statement of income	(1,150)	425	(1,947)

Total	$2,177	3,980	$11,462

F-4
2

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

As at March 31, 2022, a gain amounting to $2,135 on account of c
a
sh flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months.
Due to the discontinuation of cash flow hedge accounting on account of non-occurrence
of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income a gain of $93, a loss of $222 and a gain of $543 for the years ended March 31, 2022, 2021 and 2020, respectively. The loss of $222 and a gain of $543 for the year ended March 31, 2021 and 2020, respectively are due to impact on account of
COVID-19.
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
Risk management procedures
The Company manages market risk through treasury operations. Senior management and the Board of Directors approve the Company’s treasury operations’ objectives and policies. The activities of treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. The Company’s foreign exchange committee, comprising the Director nominated by the Board, Group Chief Executive Officer and Group Chief Financial Officer, is the approving authority for all hedging transactions.
Components of market risk
Exchange rate or currency risk
The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of the Company’s revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2022 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.
Based upon the Company’s level of operations for the year ended March 31, 2022, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2022 by approximately $32,736. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2022 by approximately $40,997.

F-4
3

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The foreign currency risk from
non-d
e
rivative
financial instruments as at March 31, 2022 is as follows:

	As at March 31, 2022
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$3,412	1,813	—	54	899	196	$6,374
Investment	600	—	—	—	—	—	600
Trade receivables	127,640	22,934	1,363	7,366	11,631	3,064	173,998
Unbilled revenue	7,105	4,460	—	—	4,304	537	16,406
Prepayments and other current assets	205	66	55	2	246	—	574
Other non-current assets	3	—	—	—	—	16	19
Trade payables	(33,849)	(74,701)	(5,576)	(103)	(20,627)	(467)	(135,323)
Provisions and accrued expenses	(4,493)	(1,084)	(56)	—	(446)	(71)	(6,150)
Pension and other employee obligations	—	(794)	—	—	(1)	(441)	(1,236)
Lease liabilities	—	—	—	—	(4,736)	(27)	(4,763)
Other liabilities	—	(14)	—	—	(2)	—	(16)

Net assets/ (liabilities)	$100,623	(47,320)	(4,214)	7,319	(8,732)	2,807	$50,483

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

F-4
4

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
As at March 31, 2022, every 10% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $5,876.
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
As at March 31, 2022, there was no amount outstanding under these swap agreements.
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
Credit risk
Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the UK and the US. Credit risk is managed through periodic assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of trade receivables. The credit risk on marketable securities, FMPs, mutual funds, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit ratings assigned by international credit-rating agencies. The maximum exposure to credit risk at the reporting date is primarily from trade receivables and unbilled revenue which amounted to $100,522 and $87,032, respectively as at March 31, 2022 and $83,387 and $66,403, respectively, as at March 31, 2021.
The Company provides loss allowance using the ECL model on trade receivables and unbilled revenue with no significant financing component at an amount equal to lifetime ECL (Refer Note 7).
The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year ended March 31,
	2022	2021	2020
Revenue from top customer	7.3%	8.1%	6.9%
Revenue from top five customers	27.1%	26.8%	25.1%
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with reputable banks and has unused lines of credit of $96,149 as at March 31, 2022 that could be drawn upon, should there be a need.

F-4
5

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2022
	Less than 1 Year	1-2 years	2-5 years	Total
Trade payables	$27,829	$—	$—	$27,829
Provisions and accrued expenses	36,752	—	—	36,752
Other liabilities	2,015	—	—	2,015
Other employee obligations	95,098	—	—	95,098
Derivative financial instruments	6,042	831	—	6,873

Total (2) (3)	$167,736	$831	$—	$168,567

Notes:

(1)	For contractual maturities of lease liabilities refer note 12.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2021
	Less than 1 Year	1-2 years	2-5 years	Total
Long-term debt (includes current portion) (1)	$16,800	$—	$—	$16,800
Trade payables	28,015	—	—	28,015
Provisions and accrued expenses	23,933	—	—	23,933
Other liabilities	1,803	—	—	1,803
Other employee obligations	74,511	—	—	74,511
Derivative financial instruments	4,491	2,037	—	6,528

Total (2) (3)	$149,553	$2,037	$—	$151,590

Notes:

(1)	Before netting off debt issuance cost of $52.
(2)	For contractual maturities of lease liabilities refer note 12.
(3)	Non-financial liabilities are explained in the financial instruments categories table above.
The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2022	March 31, 2021
Cash and cash equivalents	$108,153	$105,633
Investments	304,840	289,551
Long-term debt (includes current portion) (1)	—	(16,800)

Net cash position	$412,993	$378,384

Note:

(1)	Before netting off debt issuance cost of $Nil and $52 as at March 31, 2022 and March 31, 2021, respectively.

F-4
6

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

15. Pension and other employee obligations
Pension and other employee obligations consist of the following:

	As at
	March 31, 2022	March 31, 2021
Current:
Salaries and bonus	$93,210	$72,314
Pension	1,365	115
Withholding taxes on salary and statutory payables	11,193	10,157

Total	$105,768	$82,586

Non-current:
Pension and other obligations	$16,238	$19,589

Total	$16,238	$19,589

Employee benefit costs consist of the following:

	Year ended March 31,
	2022	2021	2020
Salaries and bonus	$608,064	$498,431	$487,246
Employee benefit plans:
Defined contribution plan	15,296	12,648	12,675
Defined benefit plan	4,339	2,839	2,634
Share-based compensation expense (Refer Note 24)	44,165	38,230	37,520

Total	$671,864	$552,148	$540,075

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2022	2021	2020
Cost of revenue	$503,748	$404,431	$399,441
Selling and marketing expenses	46,614	43,601	40,816
General and administrative expenses	121,502	104,116	99,818

Total	$671,864	$552,148	$540,075

Defined contribution plan
The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2022	2021	2020
India	$10,758	$8,681	$8,772
United States	2,110	1,770	1,548
United Kingdom	825	898	892
South Africa	801	596	789
Sri Lanka	567	512	480
Philippines	235	191	194

Total	$15,296	$12,648	$12,675

F-4
7

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Defined benefit plan
The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2022	2021	2020
Service cost	$3,368	$2,047	$1,915
Interest on the net defined benefit liability	971	792	719

Net gratuity cost	$4,339	$2,839	$2,634

	As at
	March 2022	March 2021
Change in projected benefit obligations
Obligation at beginning of the year	$17,220	$13,524
Foreign currency translation	(790)	441
Service cost	3,368	2,047
Interest cost	1,097	869
Benefits paid	(2,374)	(1,116)
Business combinations	1,223	—
Actuarial (gain)/loss
From changes in demographic assumptions	(1,334)	1,061
From changes in financial assumptions	238	341
From actual experience compared to assumptions	(188)	53

Benefit obligation at end of the year	$18,460	$17,220

Change in plan assets
Plan assets at beginning of the year	$1,314	$1,146
Foreign currency translation	(51)	40
Expected return on plan assets	126	77
Actual contributions	2,415	1,031
Benefits paid	(2,260)	(1,023)
Business combinations	1,191	—
Actuarial gain	10	43

Plan assets at end of the year	$2,745	$1,314

Accrued pension liability
Current	$1,365	$115
Non-current	14,350	15,791

Net amount recognized	$15,715	$15,906

Present value of funded defined benefit obligation	$18,035	$16,378
Fair value of plan assets	(2,745)	(1,314)

	15,290	15,064

Present value of unfunded defined benefit obligation	$425	$842

Weighted average duration of defined benefit obligation (both funded and unfunded)	5.1 years	8.9 years
Net amount recognized relating to the Company’s India plan, Philippines plan and Sri Lanka plan was $15,336, $64 and $315 as at March 31, 2022 and was $15,131, $95 and $680 as at March 31, 2021, respectively.

F-4
8

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2022	2021	2020
Discount rate:
India	6.2% to 6.6%	6.4%	6.3% to 6.6%
Philippines	1.7%	3.1%	3.7%
Sri Lanka	16.4%	8.1%	9.8%
Rate of increase in compensation level	8.0% to 10.0%	7.0% to 8.0%	7.0% to 8.0%
Expected rate of return on plan assets	6.5% to 6.6%	6.4%	6.6%
The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.
As at March 31, 2022, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(4.7)%	(1.1)%	(5.2)%
Decrease in discount rate by 1%	5.2%	1.1%	5.8%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	3.7%	0.6%	5.7%
Decrease in salary escalation rate by 1%	(3.5)%	(0.6)%	(5.1)%
Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a
12-month
period.
As at March 31, 2022, $1,162 and $1,583 ($4 and $1,310 as at March 31, 2021) of the fund assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 77% and 23% are invested in unquoted government securities and money market instruments, respectively. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.
The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2022. The Company expects to contribute $3,029 to defined benefit plan for the year ending March 31, 2023. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2023	$3,164
2024	3,128
2025	3,194
2026	3,195
2027	3,437
Thereafter	16,143

$32,261

F-
49

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

16. Provisions and accrued expenses
Provisions and accrued expenses consist of the following:

	As at
	March 31, 2022	March 31, 2021
Accrued expenses	36,752	23,933

Total	$36,752	$23,933

17. Contract liabilities
Contract liabilities consists of the following:

	As at
	March 31, 2022	March 31, 2021
Current:
Payments in advance of services	$8,344	$8,998
Advance billings	5,081	3,489
Others	298	198

Total	$13,723	$12,685

Non-current:
Payments in advance of services	$12,072	$15,876
Advance billings	1,226	752
Others	16	17

Total	$13,314	$16,645

F-5
0

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

18. Other liabilities
Other liabilities consist of the following:

	As at
	March 31, 2022	March 31, 2021
Current:
Withholding taxes and value added tax payables	$8,164	$9,288
Other liabilities	3,187	2,204

Total	$11,351	$11,492

Non-current:
Other liabilities	78	211

Total	$78	$211

19. Share capital
As at March 31, 2022, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 48,849,907 ordinary shares outstanding as at March 31, 2022. There were no preferred shares outstanding as at March 31, 2022.
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
During the year ended March 31, 2022, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $85,038 (including transaction costs $11) under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand.
During the year ended March 31, 2022, the Company received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163,711 (including share cancellation charges $110). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $302 and in share premium amounting to $163,409, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

F-5
1

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

20. Revenue
Disaggregation of revenue
In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.
Revenue by service type

	Year ended March 31,
	2022	2021	2020
Industry-specific	$431,770	$372,505	$364,022
Finance and accounting	248,572	212,563	211,069
Customer experience services	189,615	154,368	192,466
Research and analytics	116,081	94,545	96,337
Auto claims	96,123	54,620	46,418
Others	27,639	24,042	17,946

Total	$1,109,800	$912,643	$928,258

Revenue by industry

	Year ended March 31,
	2022	2021	2020
Insurance*	$332,335	$266,669	$257,586
Healthcare	196,614	172,878	146,622
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	149,884	139,449	152,973
Travel and leisure	163,849	129,231	166,766
Shipping and logistics	85,258	63,530	56,064
Hi-tech and professional services	69,278	56,386	49,698
Banking and financial services	64,034	42,555	40,485
Utilities	48,548	41,945	58,064

Total	$1,109,800	$912,643	$928,258

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

Revenue by contract type

	Year ended March 31,
	2022	2021	2020
Full-time-equivalent	$703,440	$592,868	$615,765
Transaction*	188,357	133,423	144,637
Subscription	102,859	98,176	83,135
Fixed price	63,570	42,371	43,518
Others	51,574	45,805	41,203

Total	$1,109,800	$912,643	$928,258

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

F-5
2

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Revenue by delivery location

	Year ended March 31,
	2022	2021	2020
India	$555,796	$463,908	$476,078
United States	168,493	150,418	134,031
Philippines	143,238	119,855	130,350
UK*	127,826	72,178	60,244
South Africa	56,735	51,625	68,051
Sri Lanka	16,282	15,748	13,766
China	13,880	12,740	12,399
Romania	12,756	13,107	17,433
Spain	5,314	5,224	8,959
Poland	4,989	4,816	3,649
Costa Rica	3,643	3,024	3,298
Australia	848	—	—

Total	$1,109,800	$912,643	$928,258

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.
Revenue by geography
Refer Note 28 — External revenue.
Contract balances
Contract assets
The movement in contract assets during the year ended March 31, 2022 is as follows:

	As at
	March 31, 2022
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$8,112	$17,656	$9,121	$34,889
Additions during the year	5,209	17,923	10,811	33,943
Amortization/recognition during the year	(2,190)	(7,352)	(7,736)	(17,278)
Impairment loss recognized during the year	(46)	—	—	(46)
Translation adjustments	(240)	(866)	(400)	(1,506)

Closing balance	$10,845	$27,361	$11,796	$50,002

The movement in contract assets during the year ended March 31, 2021 is as follows:

	As at
	March 31, 2021
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$7,427	$19,006	$9,932	$36,365
Additions during the year	2,365	7,151	5,008	14,524
Amortization/recognition during the year	(1,816)	(9,216)	(6,725)	(17,757)
Impairment loss recognized during the year	(351)	—	—	(351)
Translation adjustments	487	715	906	2,108

Closing balance	$8,112	$17,656	$9,121	$34,889

F-5
3

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Contract liabilities

	As at
	March 31, 2022	March 31, 2021
Contract liabilities:
Payments in advance of services	$20,416	$24,874
Advance billings	6,307	4,241
Others	314	215

Total	$27,037	$29,330

Revenue recognized during the year ended March 31, 2022 and 2021, which was included in the contract liabilities balance at the beginning of the respective periods is as follows:

	As at
	March 31, 2022	March 31, 2021
Payments in advance of services	$9,114	$7,695
Advance billings	2,742	3,168
Others	136	492

Total	$11,992	$11,355

The estimated revenue expected to be recognized in the future relating to remaining performance obligations as at March 31, 2022 and March 31, 2021 is as follows:

	As at March 31, 2022
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$15,141	$5,475	$2,086	$—	$22,702

	As at March 31, 2021
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$8,807	$7,842	$6,206	$14	$22,869
The Company does not disclose the value of unsatisfied performance obligations for:

(i)	contracts with an original expected length of one year or less; and

(ii)	contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

F-5
4

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

21. Expenses by nature
Expenses by nature consist of the following:

	Year ended March 31,
	2022	2021	2020
Employee cost	$671,864	$552,148	$540,075
Repair payments	82,954	43,942	32,047
Facilities cost	61,238	54,563	62,743
Depreciation	50,003	48,923	47,220
Legal and professional expenses	22,207	23,298	21,996
Travel expenses	4,878	1,927	22,373
Others	47,005	38,312	38,860

Total cost of revenue, selling and marketing and general and administrative expenses	$940,149	$763,113	$765,314

22. Finance expense
Finance expense consists of the following:

	Year ended March 31,
	2022	2021	2020
Interest expense on lease liabilities	$12,657	$13,689	$14,782
Interest expense	461	552	2,169
Loss/(gain) on interest rate swaps	217	460	(171)
Debt issuance cost	52	126	231

Total	$13,387	$14,827	$17,011

23. Other income, net
Other income, net consists of the following:

	Year ended March 31,
	2022	2021	2020
Net gain arising on financial assets designated as FVTPL	$7,137	$6,352	$7,547
Interest income	3,772	3,702	3,840
Others, net	2,958	2,410	2,988

Total	$13,867	$12,464	$14,375

F-5
5

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

24. Share-based payments
The Company has two share-based incentive plans: the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired) the “2006 Incentive Award Plan”, and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options are generally granted for a term of ten years. Options and RSUs have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at March 31, 2022, the Company had 3,317,713 ordinary shares available for future grants.
Share-based compensation expense during the years ended March 31, 2022, 2021 and 2020 is as follows:

	Year ended March 31,
	2022		2021		2020
Share-based compensation expense recorded in:	$		$		$
Cost of revenue		5,155		4,890		4,589
Selling and marketing expenses		4,948		4,327		4,789
General and administrative expenses		34,062		29,013		28,142

Total share-based compensation expense		$44,165		$38,230		$37,520

Upon exercise of RSUs, the Company issued 547,704, 768,563 and 780,420 shares during the years ended March 31, 2022, 2021 and 2020, respectively.

F-5
6

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

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2020	884,590	$44.07	$38,020
Granted	362,795	43.26
Exercised	(304,822)	42.14
Forfeited	(18,514)	51.26

Outstanding as at March 31, 2021	924,049	$44.25	$66,938
Granted	295,441	74.14
Exercised	(293,769)	47.24
Forfeited	(40,264)	56.52

Outstanding as at March 31, 2022	885,457	$52.67	$75,698
RSUs exercisable	488,608	$45.53	$41,771

F-5
7

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2022, there was $8,397 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.7 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation expense related to these RSUs will be different from the Company’s expectations.
The weighted average grant date fair value of RSUs granted during the year ended March 31, 2022, 2021 and 2020 was $74.14, $43.26, and $56.23, per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2022, 2021 and 2020 was $23,194, $20,354, and $26,522, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2022, 2021 and 2020 was $18,240, $15,912, and $16,213, respectively.
The weighted average share price of RSU exercised during the year ended March 31, 2022, 2021 and 2020 was $78.95, $66.77, and $61.03, respectively.

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

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2020	198,990	$13.09	$7,908
Granted	—	—
Exercised	(123,345)	12.62
Forfeited	—	—
Lapsed	—	—

Outstanding as at March 31, 2021	75,645	$14.10	$5,480
Granted	—
Exercised	(16,245)	13.39
Forfeited	—
Lapsed	—

Outstanding as at March 31, 2022	59,400	14.30	$5,078
RSUs exercisable	59,400	$14.30	$5,078
On March 15, 2017, the Company modified the vesting period in respect of the RSUs as follows:

a.	for RSUs granted in April 2014, the vesting date has been extended to the fifth anniversary of the grant date (i.e. April 2019)

b.	for RSUs granted in April 2015, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2019)

c.	for RSUs granted in April 2016, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2020)
Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

F-5
8

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The incremental fair value was determined using Monte-Carlo simulation by reference to the difference between fair value of original RSUs as at modification date and the fair value of modified RSUs as at modification date. The additional cost as a result of such modification in respect of modified share awards amounted to $1,185. The additional cost is spread over the period from the modification date until the vesting date of the modified award, which differs from the vesting date of the original award. The incremental cost recognized in the current year
(March 31, 2021:
$3
)
in respect of such modified share awards amounted to $Nil.
The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2022, 2021 and 2020 was $1,205, $8,973, and $285, respectively. The weighted average share price of RSU exercised during the year ended March 31, 2022, 2021 and 2020 was $74.18, $72.75, and $56.97, respectively.
As at March 31, 2022, there was $Nil of unrecognized compensation cost related to unvested market based RSUs. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2022, 2021 and 2020 was $Nil.

(iii)	RSUs related to total shareholder’s return (“TSR”)
Movements in the number of RSUs linked to the TSR condition outstanding under the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted Average fair value	Aggregate Intrinsic value
Outstanding as at March 31, 2020	533,253	$51.07	$22,919
Granted	314,771	35.22
Exercised	(19,039)	36.52
Forfeited	(2,775)	34.53
Lapsed	—	—

Outstanding as at March 31, 2021	826,210	$45.45	$59,851
Granted	154,110	78.80
Exercised	(15,209)	50.22
Forfeited	(15,111)	38.70
Lapsed	(50,550)	57.20

Outstanding as at March 31, 2022	899,450	50.53	76,894
RSUs exercisable	268,777	$42.92	$22,978
During the year ended March 31, 2022, the Company issued 154,110 RSUs (March 31, 2021: 314,771 RSUs) to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.
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
The fair value of these RSUs is determined using Monte-Carlo simulation. The weighted average grant date fair value of RSUs granted during the year ended March 31, 2022, 2021 and 2020 was $78.80, $35.22 and $63.10, per ADS, respectively. The stock compensation expense charged during the year ended March 31, 2022 was $5,892 (March 31, 2021: $5,213). As at March 31, 2022, there was $6,405 of unrecognized compensation cost related to these RSUs. This amount is expected to be recognized over a weighted average period of 1.9 years. The total grant date fair value of these RSUs vested during the year ended March 31, 2022, 2021 and 2020 was $5,338,
$
7,651, and $Nil, respectively.
The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2022, 2021 and 2020 was $1,201, $1,413, and $Nil, respectively. The weighted average share price of RSU exercised during the year ended March 31, 2022, 2021 and 2020 was $78.97, $74.20, and $Nil, respectively.

F-
59

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
Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2020	911,518	$36.67	$39,176
Granted	193,249	68.05
Exercised	(321,357)	30.36
Forfeited	(12,121)	53.38

Outstanding as at March 31, 2021	771,289	$43.21	$55,870
Granted	275,245	73.46
Exercised	(192,053)	35.65
Forfeited	(16,173)	60.58

Outstanding as at March 31, 2022	838,308	49.19	71,667
PSUs exercisable	341,072	$38.64	$29,158
The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2022, there was $9,763 of unrecognized compensation costs related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.6 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.
The weighted average grant date fair value of PSUs granted during the years ended March 31, 2022, 2021 and 2020 was $73,46, $68.05, and $52.14, per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2022, 2021 and 2020 was $14,958, $22,207 and $20,333, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2022, 2021 and 2020 was $13,599, $13,049 and $10,154 respectively.
The weighted average share price of PSU exercised during the year ended March 31, 2022, 2021 and 2020 was $77.89, $69.10 and $59.65, respectively.
BBBEE program in South Africa
The Company’s South African subsidiary has issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 1,135 RSUs during the year ended March 31, 2022 and 11,400 and 1,850
RSUs during the year ended March 31, 2021 which shall vest on the second anniversary, nine months and third anniversary, respectively, from the grant date. During the years ended March 31, 2020, 2019 and 2018, the Company granted
 3,365, 14,250 and 32,050 RSUs, which
shall vest on the fourth, third and fourth
anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.
The total stock compensation expense in relation to these RSUs was $3,483 to be amortized over the vesting period of four years. The stock compensation expense charged during the years ended March 31, 2022 and 2021 was $324 and $871, respectively.

F-6
0

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

25. Income taxes
The domestic and foreign source component of profit/(loss) before income taxes is as follows:

	Year ended March 31,
	2022	2021	2020
Domestic	$(11,150)	$(8,176)	$(2,795)
Foreign	175,690	140,867	146,747

Profit before income taxes	$164,540	$132,691	$143,952

The Company’s income tax expense consists of the following:

	Year ended March 31,
	2022	2021	2020
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	37,579	31,326	31,270

	37,579	31,326	31,270

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(5,140)	(1,252)	(4,087)

	(5,140)	(1,252)	(4,087)

Income tax expense	$32,439	$30,074	$27,183

Domestic taxes are Nil as the corporate rate of tax applicable to companies in Jersey, Channel Islands is 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.
From fiscal 2012 until the year ended March 31, 2021, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon, Noida, India registered under the Special Economic Zone scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations expiring between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption expiring between fiscal 2026 and fiscal 2034. The Company’s operations in Costa Rica are eligible for a 50% income tax exemption from fiscal 2018 to fiscal 2021. Between fiscal 2016 and fiscal 2022, the Company commenced operations in delivery centers in the Philippines that are eligible for various tax exemption benefits expiring between fiscal 2020 and fiscal 2026. Following the expiry of the tax benefits, income generated by our Philippines subsidiary, WNS Global Services Philippines Inc., will be taxed at the prevailing special tax rate, which is currently 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have been taxed at 14% on a net basis with effect from April 1, 2018 until December 31, 2019. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue.
If the income tax exemptions described above were not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $20,885, $11,102 and $17,692 for the years ended March 31, 2022, 2021 and 2020, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2022 by $0.43 and $0.41, respectively ($0.22 and $0.21, respectively for the year ended March 31, 2021 and $0.36 and $0.34, respectively, for the year ended March 31, 2020).

F-6
1

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2022	2021	2020
Current taxes:
Excess tax deductions related to share-based payments	(1,062)	(729)	(998)

	$(1,062)	$(729)	$(998)

Deferred taxes:
Excess tax deductions related to share-based payments	(877)	(1,640)	807

	$(877)	$(1,640)	$807

Total income tax recognized directly in equity	$(1,939)	$(2,369)	$(191)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2022	2021	2020
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	2,698	1,089	(2,939)
Pension liability	148	(248)	(189)

Total income tax recognized directly in other comprehensive income	$2,846	$841	$(3,128)

The reconciliation of estimated income tax to income tax expense:

	Year ended March 31,
	2022	2021	2020
Profit before income taxes	$164,540	$132,691	$143,952
Income tax expense at tax rates applicable to individual entities	50,954	41,268	43,379
Effect of:
Items not deductible for tax	358	401	414
Exempt income	(20,557)	(11,340)	(18,380)
Non tax deductible goodwill impairment	—	—	776
Losses in respect of which deferred tax asset not recognized due to uncertainty and ineligibility to carry forward	2,183	106	178
Recognition of unutilized tax benefits / Unrecognized losses utilized	(56)	(472)	(264)
Temporary difference that will reverse during tax holiday period	2,828	1,139	2,138
Change in tax rate and law	(160)	1,228	55
Provision for uncertain tax position	—	—	(409)
State taxes	345	458	61
Employment related tax incentive	(2,123)	(1,734)	(1,253)
Others, net	(1,333)	(980)	488

Income tax expense	$32,439	$30,074	$27,183

F-6
2

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2022 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$6,188	$237	$254	$—	$—	$(152)	$6,527
Net operating loss carry forward	1,249	—	(294)	—	—	(23)	932
Accruals deductible on actual payment	10,549	153	1,743	—	(148)	(295)	12,002
Share-based compensation expense	21,036	—	3,678	877	—	(661)	24,930
Others	799	—	(33)	—	—	(12)	754

Total deferred tax assets	$39,821	$390	$5,348	$877	$(148)	$(1,143)	$45,145

Deferred tax liabilities:
Intangible assets	11,967	1	32	—	—	(17)	11,983
Unrealized gain/(loss) on cash flow hedging and investments	1,387	—	(117)	—	2,698	(114)	3,854
Others	3,674	—	293	—	—	(134)	3,833

Total deferred tax liabilities	$17,028	$1	$208	$—	$2,698	$(265)	$19,670

Net deferred tax assets/(liabilities)	$22,793	$389	$5,140	$877	$(2,846)	$(878)	$25,475

Deferred taxes for the year ended March 31, 2021 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$5,592	$—	$40	$—	$—	$556	$6,188
Net operating loss carry forward	779	—	417	—	—	53	1,249
Accruals deductible on actual payment	9,825	—	(120)	—	248	596	10,549
Share-based compensation expense	16,101	—	1,861	1,640	—	1,434	21,036
Minimum alternate tax	629	—	(654)	—	—	25	—
Others	130	—	610	—	—	59	799

Total deferred tax assets	$33,056	$—	$2,154	$1,640	$248	$2,723	$39,821

Deferred tax liabilities:
Intangible assets	11,437	—	312	—	—	218	11,967
Unrealized gain/(loss) on cash flow hedging and investments	352	—	(52)	—	1,089	(2)	1,387
Others	2,380	—	642	—	—	652	3,674

Total deferred tax liabilities	$14,169	$—	$902	$—	$1,089	$868	$17,028

Net deferred tax assets/(liabilities)	$18,887	$—	$1,252	$1,640	$(841)	$1,855	$22,793

F-6
3

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2020 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Transition adjustments on adoption of IFRS 16	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$7,073	$—	$(736)	$—	$—	$(745)	$5,592
Net operating loss carry forward	1,287	—	(430)	—	—	(78)	779
Accruals deductible on actual payment	7,358	2,106	1,226	—	189	(1,054)	9,825
Share-based compensation expense	14,120	—	3,917	(807)	—	(1,129)	16,101
Minimum alternate tax	552	—	135	—	—	(58)	629
Others	482	—	(295)	—	—	(57)	130

Total deferred tax assets	$30,872	$2,106	$3,817	$(807)	$189	$(3,121)	$33,056

Deferred tax liabilities:
Intangible assets	12,183	—	(753)	—	—	7	11,437
Unrealized gain/(loss) on cash flow hedging and investments	3,539	—	(5)	—	(2,939)	(243)	352
Others	2,084	—	488	—	—	(192)	2,380

Total deferred tax liabilities	$17,806	$—	$(270)	$—	$(2,939)	$(428)	$14,169

Net deferred tax assets/(liabilities)	$13,066	$2,106	$4,087	$(807)	$3,128	$(2,693)	$18,887

F-6
4

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Deferred tax presented in the consolidated statement of financial position is as follows:

	As at
	March 31, 2022	March 31, 2021
Deferred tax assets	34,765	33,022
Deferred tax liabilities	(9,290)	(10,228)

Net deferred tax assets	$25,475	$22,794

There are unused tax losses amounting to $18,709 as at March 31, 2022 for which no deferred tax asset has been recognized as these losses relate to a tax jurisdiction where the group entity has had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entity in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of the jurisdiction and, if not utilized, would expire on various dates starting from financial year 2022 to 2027. However, in the US, Germany and New Zealand there is no expiry period for the unused tax losses.
Deferred income tax liabilities on earnings of the Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $984,475, $840,607 and $737,776 as at March 31, 2022, 2021 and 2020, respectively.

F-6
5

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2018, which assess additional taxable income that could in the aggregate give rise to an estimated $24,718 (March 31, 2021: $27,590) in additional taxes, including interest of $6,214 (March 31, 2021: $9,450). These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.
In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $71,712 (March 31, 2021: $57,175) in additional taxes, including interest of $25,481 (March 31, 2021: $19,381). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.
Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As of March 31, 2022, the Company has provided a tax reserve of $10,216 (March 31, 2021: $10,591) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.
As at March 31, 2022, corporate tax returns for years ended March 31, 2019 and onward remain subject to examination by tax authorities in India.
Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $11,849 (March 31, 2021: $12,534) of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.
Others
The Company received an assessment order from the Indian service tax authority, demanding payment of $1,965 towards service tax for the period April 1, 2014 to June 30, 2017. The tax authorities have rejected input service tax credit on certain types of input services. The Company has orders of assessment pertaining to similar issues for earlier fiscal years that have been decided in favor of the Company by appellate authorities. The Company intends to dispute the order of assessment.

F-6
6

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

26. Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2022	2021	2020
Numerator:
Profit after tax	$132,101	$102,617	$116,769
Denominator:
Basic weighted average ordinary shares outstanding	48,891,004	49,765,672	49,726,636
Dilutive impact of equivalent share-based options and RSUs	2,357,573	2,343,077	2,310,304
Diluted weighted average ordinary shares outstanding	51,248,577	52,108,749	52,036,940
The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.
The Company excluded from the calculation of diluted EPS RSUs for the issuance of
3,165, 4,995 and 3,365 shares for the year ended March 31, 2022, 2021 and 2020, respectively, because their effect will be anti-dilutive.

F-6
7

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

27. Related party
The following is a list of the Company’s subsidiaries as at March 31, 2022:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands B.V. (1)		The Netherlands

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L.	Costa Rica

	Denali Sourcing Services Inc.	Delaware, USA

	- WNS Denali Sourcing Services Inc. (2)	Delaware, USA

WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom

	WNS Assistance (Legal) Limited	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Legal Assistance LLP	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	- WNS Customer Solutions (Singapore) Private Limited	Singapore

	-WNS Global Services (Australia) Pty Ltd	Australia

	- WNS New Zealand Limited	New Zealand

	- Business Applications Associates Beijing Ltd	China

	WNS Global Services Private Limited (3)	India

	- WNS Global Services (UK) Limited (4)	United Kingdom

	- WNS Global Services SA (Pty) Limited	South Africa

	- WNS B-BBEE Staff Share Trust (5)	South Africa

	- Ucademy (Pty) Limited	South Africa

	- WNS South Africa (Pty) Limited (6)	South Africa

	- MTS HealthHelp Inc.	Delaware, USA

	- HealthHelp Holdings LLC	Delaware, USA

	- HealthHelp LLC	Delaware, USA

	- WNS-HealthHelp Philippines Inc.	Philippines

	- Value Edge Inc.	Delaware, USA

	- Value Edge AG.	Switzerland

	-VE Value Edge GmbH	Germany

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

	WNS Global Services (UK) International Limited	United Kingdom

	- WNS Global Services North Americas Inc.	Delaware, USA

	- WNS Global Services AG (7)	Switzerland

	- WNS Global Services Lisbon Unipessoal LDA (8)	Portugal

	WNS Information Services (India) Private Limited (9)	India

WNS Business Consulting Netherlands B.V. (10)		The Netherlands

	WNS Global Services Philippines Inc.	The Philippines

WNS Gestion des Processus d’Affaire Inc. (11)		Canada
Notes:

(1)
WNS Global Services Netherlands Cooperatief U.A. was converted into a BV entity with effect from January 9, 2020. As a consequence, the name of WNS Global Services Netherlands Cooperatief U.A. was changed to WNS Global Services Netherlands B.V. with effect from January 9, 2020.

(2)	WNS Denali Sourcing Services Inc., a wholly-owned subsidiary of Denali Sourcing Services Inc., was incorporated on November 27, 2019.
(3)
WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited, WNS Global Services Netherlands B.V. and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 63.18%, of WNS Global Services Netherlands B.V. is 20.84%, and of WNS Customer Solutions (Singapore) Private Limited is 15.98%.

(4)
WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. The percentage of holding of WNS Global Services Private Limited is 94.9% and of WNS (Holdings) Limited is 5.1%.

(5)
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

(6)
WNS South Africa (Pty) Limited was incorporated as a subsidiary of WNS Global Services SA (Pty) Limited on December 19, 2018. The name of the entity was changed to WNS South Africa (Pty) Ltd with effect from September 25, 2019.

(7)	WNS Global Services AG, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on July 16, 2021.
(8)	WNS Global Services Lisbon Unipessoal LDA, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on August 13, 2021.
(9)
On August 1, 2021, the Company acquired all outstanding shares of MOL Information Processing Services (I) Private Limited. The name of the entity was changed to WNS Information Services (India) Private Limited with effect from December 1, 2021.

(10)
WNS Business Consulting Netherlands B.V., a wholly-owned subsidiary of WNS (Holdings) Limited, was incorporated on March 17, 2020 pursuant to the execution of deed of demerger on March 16, 2020. The shares of WNS Global Services Philippines Inc. were transferred from WNS Global Services Netherlands B.V. to WNS Business Consulting Netherlands B.V. pursuant to the proposal of demerger.

(11)	WNS Gestion des Processus d’Affaire Inc. was incorporated on April 28, 2020.

F-6
8

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Key management personnel
Adrian T. Dillon (Ceased to be Chairman from September 20, 2021)	Chairman

Timothy L. Main (Appointed on September 21, 2021)	Chairman

Keshav R. Murugesh	Director and Group Chief Executive Officer

Renu S. Karnad (Ceased to be Director from February 14, 2020)	Director

Jason Liberty (Appointed on February 14, 2020)	Director

Swaminathan Rajamani	Chief People Officer

Gautam Barai	Chief Operating Officer

Sanjay Puria	Group Chief Financial Officer

Gareth Williams	Director

Michael Menezes	Director

John Freeland	Director

Françoise Gri	Director

Keith Haviland	Director

Mario P. Vitale	Director

Lan Tu (Appointed on February 4, 2022)	Director

F-
69

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2022	2021	2020
Key management personnel*
Remuneration and short-term benefits	7,601	7,380	6,959
Defined contribution plan	124	105	114
Other benefits	114	47	54
Share-based compensation expense	15,264	14,830	17,167

*	Defined benefit plan related costs are not disclosed as these are determined for the Company as a whole.

F-7
0

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
(“IFRS 8”). Segment managers are responsible for the performance of the operating segments on a combined vertical structure which includes travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance services including auto claims; hi-tech and professional services; and others. Effective February 1, 2019, the Company realigned its segment managers responsible for the performance of operating segments on a combined vertical structure with the appointment of a segment manager as Chief Operating Officer. The revised structure includes travel, shipping and logistics services, utilities, retail and consumer products group; banking and financial and hi-tech and professional services; insurance services; healthcare; auto claims and others. The segment managers’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of combined vertical structure.
The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance; hi-tech and professional services; and others are similar in terms of services, service delivery methods, use of technology, and average long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance Limited and Accidents Happen Assistance Limited (which provide automobile repair through a network of third party repair centers), and WNS Assistance (Legal) Limited and WNS Legal Assistance LLP (which provide legal services in relation to personal injury claims), constitute WNS Auto Claims BPM, the performance of which is evaluated by the CODM separately. The WNS Auto Claims BPM segment does not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments, “WNS Global BPM” and “WNS Auto Claims BPM.”
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

F-7
1

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2022 are as follows:

	Year ended March 31, 2022
	WNS Global BPM	WNS Auto Claims BPM	Inter segments (1)	Total
Revenue from external customers	$1,013,677	$96,123	$—	$1,109,800
Segment revenue	$1,014,671	$96,123	$(994)	$1,109,800
Payments to repair centers	—	82,954	—	82,954

Revenue less repair payments (non-GAAP)	1,014,671	13,169	(994)	1,026,846
Depreciation	49,277	726	—	50,003
Other costs	742,745	15,317	(994)	757,068

Segment operating profit/(loss)	222,649	(2,874)	—	219,775
Other income, net	(13,134)	(733)	—	(13,867)
Finance expense	13,323	64	—	13,387

Segment profit/(loss) before income taxes	222,460	(2,205)	—	220,255
Income tax expense	32,703	(264)	—	32,439

Segment profit/(loss)	189,757	(1,941)	—	187,816
Amortization of intangible assets				11,550
Share-based compensation expense				44,165

Profit after tax				$132,101

Addition to non-current assets (2)	$39,094	$2,232	$—	$41,326
Total assets, net of elimination	1,044,865	119,627	—	1,164,492
Total liabilities, net of elimination	$319,936	$90,553	$—	$410,489

(1)	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.
(2)	Addition to non-current assets include additions made to property and equipment, right-of-use assets and intangible assets.
No client individually accounted for more than 10% of the total revenue during the year ended March 31, 2022.

F-7
2

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

F-7
3

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

F-7
4

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

External revenue
Revenues from the geographic segments based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended March 31,
	2022	2021	2020
Jersey, Channel Islands	$—	$—	$—
North America (primarily the US)	504,260	403,527	392,601
UK	363,871	286,646	291,295
Australia	67,409	70,297	79,875
Europe (excluding the UK)	67,918	61,381	74,308
South Africa	22,270	26,450	35,429
Rest of the world	84,072	64,342	54,750

Total	$1,109,800	$912,643	$928,258

The Company’s
non-current
assets by geographic area, which consists of property and equipment and right-of-use
assets are as follows:

	As at March 31,
	2022	2021
Jersey, Channel Islands	$—	$—
India	90,272	108,971
Philippines	59,030	58,149
South Africa	12,136	16,737
North America	14,707	16,601
UK	5,066	6,396
Rest of the world	10,669	12,184

Total	$191,880	$219,038

F-7
5

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

29. Commitment and contingencies
Capital commitments
As at March 31, 2022 and 2021, the Company had committed to spend approximately $9,522 and $7,027, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
Bank guarantees and others
Certain subsidiaries of the Company hold bank guarantees aggregating $868 and $1,264 as at March 31, 2022 and March 31 2021, respectively. These guarantees have a remaining expiry term ranging from one to five years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities and other third parties aggregating
 $666 and $766 as at March 31, 2022 and March 31 2021, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
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

F-7
6

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
The capital structure as at March 31, 2022 and 2021 was as follows:

	As at March 31,
	2022	2021	% Change
Total equity attributable to the equity shareholders of the Company	$754,003	$684,092	10%
As percentage of total capital	100%	98%
Long-term debt (1)	—	16,800	(100)%
Total debt	$—	$16,800	(100)%
As percentage of total capital	—	2%

Total capital (debt and equity)	$754,003	$700,892	8%

Note:

(1)	Before netting off debt issuance cost of Nil and $52 as at March 31, 2022 and March 31, 2021, respectively.
The Company is fully equity-financed. This is also evident from the fact that debt represents only 0% and 2% of total capital as at March 31, 2022 and 2021, respectively.

F-7
7