Form 20-F
period 2023-03-31
WNS (HOLDINGS) LTD
filed 2023-05-16
CIK 1356570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023
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
As at March 31, 2023, 48,360,817 ordinary shares, par value 10 pence per share, were issued and outstanding, of which 48,142,457 ordinary shares were held in the form of American Depositary Shares (“ADSs”). Each ADS represents one ordinary share.
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

Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

Ex-12.2 Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex-13.1 Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-13.2 Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ex-15.1 Consent of Grant Thornton Bharat LLP, independent registered public accounting firm

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “EU” are to the European Union. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka, references to “PHP” or “Philippine Peso” are to the legal currency of the Philippines and references to “NZD” or “New Zealand Dollar” are to the legal currency of New Zealand. Our consolidated financial statements are presented in US dollars. Our consolidated financial statements included in this annual report are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, references to “GAAP” in this annual report are to IFRS, as issued by the IASB.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	our dependence on a limited number of clients in a limited number of industries;

•	the impact of the ongoing coronavirus disease 2019 (“COVID-19”) pandemic on our and our clients’ business, financial condition, results of operations and cash flows;

•	currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the
•	Euro, the South African rand and the Philippine peso;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	increasing competition in the BPM industry;

•	technological innovation;

•	our liability arising from cybersecurity attacks, fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to collect our receivables from, or bill our unbilled services to, our clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

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

As we have operations in 13 countries and service clients across multiple geographic regions, our business, financial performance and results of operations depend significantly on worldwide macroeconomic and geo-political conditions. Recent economic conditions and geo-political developments have been and continue to be challenging for global economies and could materially and adversely affect our business and financial performance.

Economic factors, such as recessionary economic cycles, inflation, rising interest rates, fluctuations in foreign exchange rates, monetary tightening and volatility in the financial markets, have impacted, and may continue to impact, our business, financial condition and results of operations. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies have adversely affected, and may continue to adversely affect, our and our clients’ liquidity and financial condition. High levels of inflation in the various geographies where we operate in have resulted in increased supply costs, which in turn have impacted pricing and consumer demand. Rising interest rates, coupled with illiquid credit markets and wider credit spreads, may increase our cost of borrowing and cause credit to become more limited, which could have a material adverse effect on not only on our financial condition, liquidity and cash flows, but also on our clients’ ability to use credit to purchase our services or to make timely payments to us. In addition, as a result of high debt levels, a number of countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on the sovereign debt obligations of certain countries. Uncertainties remain regarding future central bank and other economic policies in the US and EU. Such adverse macroeconomic conditions economic conditions may further lead to increased volatility in the currency and financial markets globally. For example, the recent appreciation of the US dollar may have an unpredictable impact on our company in a number of ways, including the conversion of our operating results into our reporting currency, the US dollar. For further information, see “ Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.” In addition, volatility in the financial markets could have a material impact on our ADS price. We cannot predict the trajectory of the recent economic slowdown or any subsequent economic recovery. If adverse macroeconomic conditions continue for a prolonged period of time or even worsen, our business, financial condition and results of operations will be adversely affected.

Government policies or objectives pursued by countries in which we do business could potentially impact the demand for our services in certain countries. Changes in trade policies, increases in tariffs, the imposition of retaliatory tariffs, including those implemented by the United States, China and Europe and legislation requiring greater oversight of supply chains, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

The global outbreak and spread of the disease caused by the severe acute respiratory syndrome coronavirus known as COVID-19, which was reported to have surfaced in December 2019, has caused a slowdown in growth of the global economy. The global economy entered a pronounced slowdown in 2022 due to a rapid resurgence of COVID-19 in China. While countries around the world have relaxed restrictions imposed over the past three years during the global outbreak of COVID-19, there is still uncertainty around the future of the COVID-19 outbreak. For further information, see “— Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.”

Geopolitical crises, such as war, political instability and terrorist attacks, could disrupt our operations. The conflict between Russia and Ukraine has led and could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. We have operations in Poland and Romania, which border Ukraine and have been materially and adversely affected by inflation, particularly increases in energy and food prices, resulting from disrupted supplies from Russia and Ukraine. In addition, as a result of the ongoing military conflict, there has been a growing number of migrants in Poland and Romania. Such an influx of migrants could further exacerbate inflation in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries. The length, impact and outcome of the ongoing military conflict in Ukraine are highly unpredictable. If the conflict continues or extends beyond Ukraine, it would continue to have a significant impact on the global economy and our operations in Poland and Romania.

Additionally, major political events, including the UK’s withdrawal from the EU in January 2020, commonly referred to as “Brexit,” has also created uncertainty for businesses such as ours that operate in these markets. While the UK and the EU have ratified a trade and cooperation agreement to govern their relationship after Brexit, the agreement merely sets forth a framework in many respects and requires additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation. Significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Such terms could adversely affect the economic conditions in affected markets as well as the stability of the global financial markets, which in turn have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. 25.4% of our revenues and 21.4% of our revenue less repair payments (non-GAAP) in fiscal 2023 and 29.5% of our revenues and 23.8% of our revenue less repair payments (non-GAAP) in fiscal 2022 were denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. Although we believe that our hedging program is effective, there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2023 and 2022, our five largest clients accounted for 23.8% and 27.1% of our revenue and 25.0% and 27.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2023 and 2022, our three largest clients accounted for 15.7% and 18.1% of our revenue and 16.6% and 19.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2023, our largest client individually accounted for 6.5% and 6.8% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 7.3% and 7.9% in fiscal 2022, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in January 2023, we ceased to provide certain services to a healthcare company because of internal decisions of the healthcare company to lower its exposure to one vendor. This healthcare company was one of our top five customers by revenue contribution in fiscal 2023. The customer accounted for 6.5% and 7.3% of our revenue and 6.8% and 7.9% of our revenue less repair payments (non-GAAP) in fiscal 2023 and in fiscal 2022, respectively

We have derived, and we expect to continue to derive for the foreseeable future, a significant portion of our revenue from Aviva Global Services (Management Services) Private Limited (“Aviva MS”). Under our master services agreement with Aviva MS, Aviva MS is permitted to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, until fiscal 2018, Aviva MS was our largest client and revenue from Aviva MS decreased from $54.5 million in fiscal 2017 to $51.9 million in fiscal 2018 to $50.1 million in fiscal 2019 and increased to $53.3 million in fiscal 2020. This decline in revenue of fiscal 2018 and 2019 was partially attributable in part to revised pricing terms and in part to a reduction of services due to automation performed by Aviva MS and the automation of certain services by WNS. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another BPM service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia. Economic slowdowns or factors that affect these industries or the economic environment in the US, the UK, Europe or Australia could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry, healthcare industry and the travel and leisure industry. In fiscal 2023 and 2022, 26.8% and 29.9% of our revenue, respectively, and 22.9% and 24.3% of our revenue less repair payments (non-GAAP), respectively, was derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 16.9% and 14.8% of our revenue, respectively, and 17.9% and 16.0% of our revenue less repair payments (non-GAAP), respectively and clients in the healthcare industry contributed 15.7% and 17.7% of our revenue, respectively, and 16.6% and 19.1% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

The current global macroeconomic and geo-political conditions has affected, and may continue to affect, both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “— The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. Our results of operations depend on, among other things, our ability to maintain and increase our sales volume with existing clients and to attract new clients. The COVID-19 pandemic and any related resurgence, rising inflation and high interest rates have affected, and may continue to affect, the demand for our services across industries from a number of clients, depending on the ability of each client, and the nature of their industries, products and services, to cope with the effects of these developments. A downturn in any of our targeted industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For instance, the ongoing military conflict between Russia and Ukraine, especially in the event of further escalation beyond the borders of Ukraine and potential cascading effects of the sanctions on Russia, could have a material adverse effect on global trade and travel. In addition, travel restrictions imposed by governments across the globe as a response to the COVID-19 outbreak had a material impact on the travel and leisure industry, resulting in reduced business and personal travel. Our business has been, and we expect it will continue to be, impacted across industry verticals due to the Russia-Ukraine conflict.

In addition, any further weakening of or continuing uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements. For example, the COVID-19 pandemic has caused, and may continue to cause, significant financial distress to some of our clients. These issues impacting our clients have in turn reduced, and may continue to reduce, the demand for our services, thereby adversely affecting our results of operations. Although we did not have any significant project cancelations during the COVID-19 pandemic, we agreed to limited volume commitment and payment term concessions with certain clients that were significantly affected by the COVID-19 pandemic. Additionally, our revenue is highly dependent on the economic environments in the the US, the UK, Europe and Australia. In fiscal 2023 and 2022, 49.2% and 45.4% of our revenue, respectively, and 51.8% and 49.1% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the US. During the same periods, 28.7% and 32.8% of our revenue, respectively, and 24.9% and 27.4% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the UK, 7.1% and 6.1% of our revenue, respectively, and 7.4% and 6.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (excluding the UK), and 6.1% and 6.1% of our revenue, respectively, and 6.4% and 6.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Australia. Any further weakening of or continuing uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.

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

Countries around the world have relaxed restrictions imposed over the past three years during the global outbreak of COVID-19, including the travel restrictions. However, the COVID-19 pandemic remains ongoing to varying degrees in many countries around the world, including countries where all of our delivery centers are located, and has created, and may continue to create, significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling ecosystem necessary for our business to operate smoothly, impacted, and if reimposed in the future, could impact, our ability to fully deliver services to our clients, especially from our delivery centers. Our ability to continue operations is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity and the sustainability of social infrastructure to enable our remote-working employees to continue delivering services. See also “— If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.”

Given the uncertainty around the extent and timing of the future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. In addition, the unknown scale and duration of these developments have had, and may continue to have, macro and micro negative effects on the financial markets and global economy, which has resulted in an economic downturn that has affected, and may continue to affect, demand for our services and has had, and may continue to have, a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and our ADS price. These effects could be material and long-lasting. Subsequent outbreaks of COVID-19 could therefore prolong the economic impact of the COVID-19 pandemic.

Following guidance from local public health authorities in the countries in which we operate, we have taken various measures, and transitioned into new processes, to help reduce the spread of the virus and maintain the health and safety of our workforce, including but not limited to, implementing remote-working arrangements, restricting access to sites and implementing other measures to help maintain the safety of our workforce, which will allow us to carry out operations from our delivery centers. The effects of these policies have negatively impacted, and may continue to negatively impact, productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Some of these measures have required, and continue to require, us to provide services and operate client processes in an unsupervised environment, and while this has been acknowledged by our clients, such alternative operating models may result in breaches of our contractual obligations. Also, if a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

For example, in India, the Philippines, South Africa and the United States, we have large concentrations of employees performing critical operations. The closure or partial closure of operational facilities, or restrictions inhibiting our employees’ ability to access those facilities, during the past three years disrupted our ability to provide our services and solutions to our clients and resulted in, among other things, losses of revenue.Similar closure and restrictions could be reimposed to varying degrees in different jurisdictions from time to time, and any such closure and restrictions could cause such disruptions to our business. In addition, clients may defer decision making or delay planned work.

To the extent that the COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, financial condition, results of operations and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as, but not limited to, those relating to:

•	the global economic and geo-political conditions and financial markets and the economy in general and the resultant potential fluctuations in foreign exchange rates;

•	our revenue being highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia;

•	potential disruptions to our clients’ businesses if we provide inadequate service or are in breach of our representations or obligations;

•	the negative public reaction to offshore outsourcing, proposed legislation or otherwise;

•

our operating results, which may differ from period to period and make it difficult for us to prepare accurate internal financial forecasts for responding in a timely manner to offset such period-to-period fluctuations;

•	a substantial portion of our assets and operations being located in India, which subjects us to regulatory, economic, social and political uncertainties in India;

•	restrictions on entry visas that may affect our ability to compete for and provide services to clients in the US and the UK; and

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

Although substantially all of our revenue is denominated in US dollars, pound sterling, and to a lesser extent, Euro, Australian dollars, and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine peso. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar, the Australian dollar or Euro against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine peso would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling, Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar.

Fluctuations between the Indian rupee, the pound sterling, the Australian dollar, the Euro, the South African rand or the Philippine peso, on the one hand, and the US dollar, on the other hand, expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the pound sterling, the Australian dollar, the Euro, the South African rand or the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. The COVID-19 pandemic has impacted, and may continue to impact, the proper functioning of financial and capital markets and may result in unpredictable fluctuations in foreign currency exchange rates.

In addition, the military conflict between Russia and Ukraine may have substantial impact on the global economy and may result in unpredictable fluctuations in foreign currency exchange rates, and in particular, may negatively impact the pound sterling, the Euro and other currencies in which our revenue is denominated. The withdrawal of the UK from the EU in January 2020 has created significant political and economic uncertainty regarding the trading relationship between the UK and the EU. See “—The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our operations in the UK and EU, which could reduce the value of our ADS.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average Indian rupee to US dollar exchange rate was approximately ₹80.33 per $1.00 in fiscal 2023, which represented a depreciation of the Indian rupee by an average of 7.3% as compared with the average exchange rate of approximately ₹74.49 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Indian rupee by an average of 0.3% as compared with the average exchange rate of approximately ₹74.25 per $1.00 in fiscal 2021.

The average pound sterling to US dollar exchange rate was approximately £0.83 per $1.00 in fiscal 2023, which represented a depreciation of the pound sterling by an average of 11.8% as compared with the average exchange rate of approximately £0.73 per $1.00 in fiscal 2022, which in turn represented an appreciation of the pound sterling by an average of 4.6% as compared with the average exchange rate of approximately £0.77 per $1.00 in fiscal 2021.

The average Australian dollar to US dollar exchange rate was approximately A$1.46 per $1.00 in fiscal 2023, which represented a depreciation of the Australian dollar by an average of 7.3% as compared with the average exchange rate of approximately A$1.35 per $1.00 in fiscal 2022, which in turn represented an appreciation of the Australian dollar by an average of 3.0% as compared with the average exchange rate of approximately A$1.39 per $1.00 in fiscal 2021.

The average Euro to US dollar exchange rate was approximately €0.959 per $1.00 in fiscal 2023, which represented a depreciation of the Euro by an average of 10.4% as compared with the average exchange rate of approximately €0.860 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Euro by an average of 0.3% as compared with the average exchange rate of approximately €$0.857 per $1.00 in fiscal 2021.

The average South African rand to US dollar exchange rate was approximately R16.98 per $1.00 in fiscal 2023, which represented a depreciation of the South African rand by an average of 12.6% as compared with the average exchange rate of approximately R14.85 per $1.00 in fiscal 2022, which in turn represented an appreciation of the South African rand by an average of 10.3% as compared with the average exchange rate of approximately R16.37 per $1.00 in fiscal 2021.

The average Philippine peso to US dollar exchange rate was approximately PHP 55.32 per $1.00 in fiscal 2023, which represented a depreciation of the Philippine peso by an average of 9.5% as compared with the average exchange rate of approximately PHP 50.07 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Philippine peso by an average of 2.2% as compared with the average exchange rate of approximately PHP49.00 per $1.00 in fiscal 2021.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, if the South African rand or the Philippine peso appreciates significantly against the US dollar.

For example, the depreciation of the Indian rupee, Philippine peso and the South African rand against the US dollar in fiscal 2023 positively impacted our results of operations whereas the depreciation of the pound sterling and the Australian dollar against the US dollar negatively impacted our results of operations during that year.

The depreciation of the Indian rupee, the Philippine peso, the appreciation of the pound sterling and the Australian dollar against the US dollar in fiscal 2022 positively impacted our results of operations whereas the appreciation of the South African rand against the US dollar negatively impacted our results of operations during that year.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.

We have operations in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, Canada, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in legal regimes and regulatory requirements; and

•	policy changes due to changes in government.

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

We have operations in 13 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our and our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the California Consumer Privacy Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. Countries around the world, including those where we have business operations and where we service customers for our clients, have adopted or have proposed to adopt in the near future, comprehensive privacy and personal data protection laws, including the Protection of Personal Information Act (POPI) in South Africa and the upcoming Personal Data Protection Bill (PDPB) in India. EU regulators have also adopted revised standard contractual clauses that add requirements for transferring EU personal data to other jurisdictions, which may increase compliance and operational costs and legal risks and liabilities of that data transfer mechanism. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

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

Additionally, in recent years, as a result of a number of factors, including changing client preferences, an increase in data and AI services and economic pressures that can cause delays or reductions in client purchasing decisions, our clients have increasingly engaged us on a short-cycle basis. Increased short-cycle engagements make business forecasting more complex given that they are generally for services that are more discretionary and non-recurring than our traditional services. Our contracts for short-cycle engagements typically permit our clients to terminate the agreement with shorter notice than is required under our longer-term contracts. Our failure to properly manage these shorter-cycle engagements could adversely affect our business, growth strategy and results of operations.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ customers. Lockdowns and other measures imposed by governments around the world, as well as other effects of the COVID-19 pandemic and related resurgence, may result in our temporary inability to meet the service level and performance requirements of our clients. Failure to consistently meet service level requirements of a client or errors made by our associates or the software and/or platforms we use in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. For instance, we depend on a continuous supply of electricity to operate our IT infrastructure. As a result of the COVID-19 pandemic, we have adopted a “hybrid” model, whereby a significant portion of our employees are working from home. While we have implemented multiple levels of electrical redundancies at our operating premises to mitigate against the risk of power shortage, such measures may not be available at our employees’ homes. Several countries where we operate from could face power shortage in the future, which may disrupt our operations, including for employees working from home, and slow down the expansion of our operations in these countries. For instance:

•

South Africa has been facing widespread rolling power blackouts, with the current period of rolling blackouts taking place since March 2021, due to breakdowns in multiple power stations resulting in planned and unplanned power outages.

•	Sri Lanka has been unable to import sufficient oil required for electricity generation due to a foreign exchange crisis since 2021 and experienced nationwide power cuts in fiscal 2023.

•

Poland and Romania have suffered disruption of gas and oil supplies from Russia since early 2022 as a result of the ongoing conflict between Ukraine and Russia. This has led to shortage of electricity generation as well as increased energy costs in the countries.

•	India faced temporary power shortages from October to November 2021 as a result of shortages of coal used to generate electricity.

Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made events such as military conflicts, civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises. Non-natural disasters, whether unintentional (such as those caused by accidents) or intentional (such as those caused by terrorist attacks), may also disrupt our operations. While we have implemented business continuity plans for clients where we have contractually agreed to do so, we may not always be able to provide services to our clients for the duration of such incidents. For example the COVID-19 pandemic negatively impacted our human resources planning, For further information see “— Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.”

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

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality of the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE18 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. Additionally, remote-working solutions deployed since the COVID-19 pandemic could potentially result in heightened information technology security and data protection risks on account of services being delivered in a physically unsupervised environment. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

The threat of cyberattacks has increased and evolved in recent years. In particular, since the COVID-19 pandemic, many companies across the world, including us, have experienced a significant increase in attempted malicious attacks. To date, although there has not been a material cybersecurity attack that has had an adverse effect on our operations, there can be no assurance that there will be no material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.

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

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses, we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required by our client contracts to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be asserted against us in the future, whether or not they are successful The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

Our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2024 (including work orders/statement of works that will expire on or before March 31, 2024) represented approximately 13.5% of our revenue and 14.3% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2023. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.

For example, in January 2023, we ceased to provide certain services to a healthcare company because of internal decisions of the healthcare company to lower its exposure to one vendor. This healthcare company was one of our top five customers by revenue contribution in fiscal 2023. The customer accounted for 6.5% and 7.3% of our revenue and 6.8% and 7.9% of our revenue less repair payments (non-GAAP) in fiscal 2023 and in fiscal 2022, respectively.

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

Our business is dependent on the secure and reliable operation of controls within our and our clients’ information systems and processes, whether operated or executed by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to record fraudulent transactions. Additionally, the physically unsupervised nature of remote-working solutions adopted since the COVID-19 pandemic could potentially expose us to potential instances of fraud. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Accordingly, we may have significant liability arising from fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services, and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. In addition, we cannot accurately predict the impact that the COVID-19 pandemic, any related resurgence and other macroeconomic and geo-political developments might have on our clients’ outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore outsourcing due to the pressures, they may face from increased unemployment in the regions in which they operate.

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

Our business depends on our ability to successfully obtain payment from our clients for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain allowances, using the expected credit loss model, against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as any domestic or global credit crisis, disruption of the global financial system, inflation and rising interest rates including on account of the COVID-19 pandemic, have resulted and may continue to result in financial difficulties for our clients, including, but not limited to, limited access to the credit markets, insolvency or bankruptcy and, as a result, have caused and may continue to cause, clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In fiscal 2022, we added a new facility in Hyderabad, India and in fiscal 2023, we added a new facility each in Indore and Jaipur, India and as part of our acquisition of Vuram Technology Solutions Private Limited and its subsidiaries (“Vuram”), we acquired facilities in Trichy, India, and Ontario, Canada, and started our operations in Kuala Lumpur, Malaysia. We did not have any prior experience of operations in the any of these locations. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional delivery centers in the Asia Pacific, North and Latin America and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 59,755 as at March 31, 2023 from 36,540 as at March 31, 2018 and the number of delivery centers have increased from 54 to 64 centers between fiscal 2018 to fiscal 2023. We have delivery centers across 13 countries in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific, North America and Europe.

We have also completed numerous acquisitions. In July 2022, we completed the acquisition of Vuram, a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for the banking/financial services, insurance, and healthcare verticals. In October 2022, we entered into a business transfer agreement with a large insurance company, under which we acquired certain assets, including a customer contract and operational process manuals, and assumed the employment agreements of the associated work force. In December 2022, we completed the acquisition of The Smart Cube Limited and its subsidiaries (“The Smart Cube”), which provides digitally led market intelligence and analytics solutions in four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. In the same month, we also completed the acquisition of OptiBuy sp. z o.o. and its subsidiaries (“OptiBuy”), which helps clients leverage the capabilities of leading third-party procurement and supply chain platforms and provides consulting, optimization, outsourcing, and training services and implementation solutions to their clients. For more information about more recent acquisitions, see “— We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.”

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

The BPM industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The BPM industry, including our company, experiences high employee attrition. As companies, including our company, transition from a “work from home” model to a return to the office, we may face higher levels of attrition if employees are unwilling to return to pre-COVID working schedules. In addition, client mandates that restrict our delivery of services remotely could also adversely affect our ability to attract talents in the future. During fiscal 2023, 2022 and 2021, the attrition rate for our employees who have completed six months of employment with us was 39%, 36% and 22%, respectively. Our attrition rate may continue to increase or fluctuate in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the BPM industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

We have incurred indebtedness in connection with our acquisitions and general corporate purposes. As at March 31, 2023, we had total indebtedness of $173.4 million in secured bank loans. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Generally, our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

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

Our ability to fund planned capital expenditures and to make payments on outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given the recent global economic slowdown and continued uncertainty over global economic conditions , including on account of the COVID-19 pandemic and the Russia-Ukraine military conflict, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations, or that our credit facilities will be available or sufficient. If the current global economic slowdown and uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing, which may not be available to us on favorable terms or at all.

If we cannot fund our capital expenditures, service indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional financing or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be undertaken on commercially reasonable terms or at all.

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

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes have been, and continue to be, impacted by market conditions affecting the travel industry, including natural disasters, outbreak of infectious diseases (such as the COVID-19 pandemic, which led to a significant fall in air travel volumes,especially during fiscal 2021 and fiscal 2022), or other serious public health concerns, military conflict and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. The extent to which the COVID-19 pandemic and any related resurgence impact the length of sales cycle for our services will depend on numerous evolving factors that we may not be able to accurately predict, including resurgence of the pandemic and the duration and scope thereof; the effect on our potential and existing clients and client demand for our services and solutions; our ability to sell and provide our services and solutions; the ability of our clients to pay for our services and solutions; and any further closures of our and our clients’ offices and facilities. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may not be realized immediately due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

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

We intend to continue focusing on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short-term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects.

Our profit margin, and therefore our profitability, are largely a function of our asset utilization and the rates we are able to recover for our services. During fiscal 2023, 2022, and 2021, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability. The COVID-19 pandemic has also led to, and may continue to lead to, increased costs, as we have to incur additional expenses in relation to the measures we have implemented to safeguard our employees’ health and safety and client operations, such as enhanced sanitization measures at our office premises, laptop rental costs for employees who are working remotely, telecommunications costs for mobile broadband devices, additional software licenses and logistics costs for the movement of equipment and we may need to pay higher costs for compensation, rental, accommodation and other fixed costs as a result of disruptions caused by the continued spread of the virus.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less or even not profitable , which could have an adverse effect on our profit margin.

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

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in December, 2022, we completed the acquisition of The Smart Cube, which provides digitally led market intelligence and analytics solutions in four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. In the same month, we also completed the acquisition of OptiBuy, which helps clients leverage the capabilities of leading third-party procurement and supply chain platforms and also provides consulting, optimization, outsourcing, and training services and implementation solutions to their clients. In October, 2022, we entered into a business transfer agreement with a large insurance company, under which we acquired certain assets, including a customer contract and operational process manuals, and the associated work force have joined our company. In July 2022, we completed the acquisition of Vuram, a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for the banking/financial services, insurance, and healthcare verticals. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

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

We also face risks arising from acquisitions of businesses reliant upon a small number of key clients. The value of such acquisitions may decline in the event that their key clients decide not to renew their contracts, or decrease their volume of business or the prices paid for services. For example, HealthHelp, which we acquired in March 2017, is primarily reliant on one client. A decline in the volume of business from this client or in the pricing of our services to this client would likely adversely affect our ability to achieve the expected accretive benefits from our acquisition of HealthHelp.

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

As at March 31, 2023, we had goodwill and intangible assets of $532.9 million, which primarily resulted from our acquisitions of Vuram, The Smart Cube, OptiBuy, business transfers from a large insurance company, as well as our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. See also “— The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, if the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our recent acquisitions, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands under the Companies (Jersey) Law 1991 (the ”1991 Law”). If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

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

Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the BPM industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “— Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to determine with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In December 2019, the Parliament of India passed the Citizenship (Amendment) Act, 2019, which provides citizenship to religious minorities in Pakistan, Bangladesh and Afghanistan, prompting protests across India. In addition, there are concerns over the slowing growth of India’s economy resulting from recent macroeconomic and geo-political developments and the negative impact that COVID-19 has had, and may continue to have, on India’s economy. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

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

We have operations in the UK, Romania, Spain and Poland. Brexit has created significant political and economic uncertainty regarding the trading relationship between the UK and the EU and could cause disruptions to, and create uncertainty surrounding, our operations in the UK and the EU. The long-term effects of Brexit will depend on the agreements or arrangements with the EU for the UK to retain access to EU markets either during a transitional period or more permanently. These developments may have an adverse effect on our operations in the UK and the EU, the value of our ADSs and your investment in our ADSs.

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

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. In fiscal 2022, the voting rights were increased to 48.84% to help ensure WNS South Africa (Pty) Ltd maintains the same level of rating. We achieved a level one rating in respect of WNS South Africa (Pty) Ltd in May 2022, which is valid until April 2023 and achieved a level six rating in respect of WNS Global Services SA (Pty) Limited in June 2022 which is valid until June 2023. The BBBEE verification audit for WNS South Africa (Pty) Ltd is in process and the new rating is expected to be received by the end of May 2023. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation).

With the achievement of a level six rating in respect of WNS Global Services SA (Pty) Limited and a level one rating in respect of WNS South Africa (Pty) Ltd, we currently continue to meet the minimum BBBEE rating required under our contracts with South African clients and be eligible for government grants associated with our domestic and international business.

However, there is no assurance that we will maintain our existing BBBEE rating with respect to WNS Global Services SA (Pty) Limited or WNS South Africa (Pty) Ltd in our next or future annual BBBEE verification audits or thereafter. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Durban, South Africa was affected by severe flooding in April 2022. Although our clients experienced minimal disruptions during the flood due to the business continuity planning and infrastructure resiliency measures we have implemented with a view to minimizing the impact of natural disasters on our business, such measures may be rendered less effective in other circumstances. In addition, we have operational facilities and communication hubs located in regions which are considered to be particularly vulnerable to natural disasters, such as the Philippines and Houston in the United States, which have experienced severe natural disasters such as typhoons, hurricanes and floods. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods , and such natural disasters may become more frequent or intense as a result of climate change. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2023, 2022 and 2021 our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $20.7 million, $20.9 million and $11.1 million in additional income tax expense on our combined operations in our Special Economic Zone operations in India, the Philippines and Sri Lanka, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate.

One of our Indian subsidiary with operating units registered under the Special Economic Zone (‘’SEZ’’) is eligible to claim income tax exemption with respect to profits earned from export revenue. Upon the expiration of this tax exemption, income derived by this subsidiary shall become subject to the prevailing annual tax rate of 34.95%. The Government of India enacted the India Tax Law effective April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with SEZ and certain other tax incentives and may not reverse its election. Our current intent is to continue to be subject to the current rate of 34.95% with respect to this subsidiary and claim tax holidays associated with SEZ. Our other Indian subsidiaries have elected the lower income tax rate of 25.17%. See “Part I — Item 4. Information on the Company — B. Business Overview — Regulations”.

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

The UK government has revised the corporate tax rate from 19% to 25% from fiscal 2024. The US Government has proposed to increase the US corporate tax rate. Once effective, this tax rate change will have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

Member countries of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting have agreed on a two Pillar approach to address the tax challenges arising from the digitalization of the global economy. This is expected to alter the global tax landscape. Once effective, these changes may have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2018. We have filed an application with the Government of India for the renewal of the advance pricing agreement on similar terms for another five years starting from April 2023.

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment in fiscal 2003 through fiscal 2018 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹560.9 million ($6.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹153.1 million ($1.9 million based on the exchange rate on March 31, 2023).

These orders of assessment allege, among others, that the transfer prices we applied to certain of the international transactions between our Indian subsidiaries and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by our Indian subsidiaries, as the case may be. As at March 31, 2023 we have provided a tax reserve of ₹816.9 million ($9.9 million based on the exchange rate on March 31, 2023) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, See “Part I — Item 5. Operating and Financial Review and Prospects —Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹6,556.9 million ($79.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹2,353.2 million ($28.6 million based on the exchange rate on March 31, 2023). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹904.1 million ($11.0 million based on the exchange rate on March 31, 2023) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2023, corporate tax returns in fiscal 2020 and thereafter remain subject to examination by tax authorities in India.

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

In addition, the Company currently has orders of assessment outstanding for various years pertaining to pre-acquisition period of newly acquired entities, which assess additional taxable income that could in the aggregate give rise to an estimated ₹63.2 million ($0.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹31.1million ($0.4 million based on the exchange rate on March 31, 2023). These orders of assessment disallow tax holiday benefit claimed by the newly acquired entities. The newly acquired entities have appealed against these orders of assessment before higher appellate authorities.

We have received orders of assessment from the value-added tax (“VAT”), service tax and goods and services tax (“GST”) authorities, demanding payment of ₹159.60 million ($1.9 million based on the exchange rate on March 31, 2023) towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2019. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments will more likely than not be vacated in our favour by the higher appellate authorities and we intend to dispute the order of assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2023) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated in our favour by the higher appellate authorities and we intend to dispute the order of assessment.

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

Terrorist attacks and other acts of violence or war in any of the countries in which we operate or their neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. For example, South Asia has, from time to time, experienced instances of terrorism, civil unrest and hostilities in and among neighboring countries, including Sri Lanka, India and Pakistan. In February 2022, a military conflict arose between Russia and Ukraine, and we have operations in Poland and Romania, which border Ukraine. While the conflict has not presently spread beyond Ukraine, any escalation of the military conflict in the future may directly impact our operations in Poland and Romania. In April 2019, several churches and hotels in Sri Lanka, including premises within one kilometer of one of our delivery centers, were targeted in a series of coordinated terrorist bombings. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Parliament of India, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could disrupt our operations or influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Increasing scrutiny of, and attention to, environmental, social and governance matters may adversely affect our business operations, clients, profitability and may further expose us to reputational risks and legal liability.

Increasingly, in addition to financial results, companies are being judged by performance on a variety of environmental, social and governance (ESG) matters, which can contribute to the long-term sustainability of a company’s performance. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, although WNS has developed a long-term [Scope 1 and 2] net zero and interim reduction goal (pending validation by the Science Based Targets Initiative) we may ultimately be unable to complete this or other initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Our inability to successfully perform or perceived failures on ESG matters and to meet societal expectations may negatively affect our reputation or relation with the stakeholders (e.g., investors, clients, and employees).

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks, ratings and scores to assess companies’ ESG profiles in making investment or voting decisions. There currently are many third-party providers of ESG benchmarks, ratings and scores, and the number of such providers has increased in recent years. WNS has limited control and limited visibility over what data such providers choose to use, and no control and often no visibility over their various methodologies. As a result, such ratings may be materially inaccurate, incomplete or misleading. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our ADS price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or clients, which may adversely impact our operations. Considering investors’ increasing focus on ESG matters, the fast pace of change of external expectations, and a range of upcoming regulations, there can be no certainty that we will manage such issues successfully, that the ESG standards we currently use to measure our performance against will remain the same, or that we will successfully meet society or investors’ expectations. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our clients and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

We are subject to a series of risks related to climate change.

We operate in many regions, countries and communities around the world where our businesses, and the activities of our clients, could be impacted by climate change and broader ESG-related issues. These issues pose both short and long-term risks to us and our clients. Climate change could expose us to financial risk either through its physical (e.g., climate or weather related events or chronic changes) or transition (e.g., changes in market conditions, capital availability, climate policy or in the regulations applicable to our industry or verticals where we operate in with respect to climate change risks, etc.) effects. Physical risks may result in more frequent or intense natural disasters or chronic changes to temperature and precipitation patterns, which may result in damage to our building infrastructure and other physical assets, disrupt the continued functioning of infrastructure on which we rely (such as the transportation network and utilities in the countries where we operate), and negatively affect the morale of our employees. For more information, see “— Our facilities are at risk of damage by natural disasters.” Additionally, changes in the availability of natural resources like water in countries where we operate could directly impact our operations and our employees’ livelihood, which could impact our ability to do business and promote business continuity. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks. Increasing physical impacts of climate change, or the increasing frequency of deleterious climatic events, may also result in changes to public or investor sentiment or policymaker priorities, which may accelerate transition risks.

Such regulatory, market and other changes to respond to climate change may require us to incur increased costs or otherwise adversely impact our business, financial condition, or results of operations. In response to increasing awareness in climate change and other related socio-environmental issues, clients increasingly request for our emission performance during the RFP or bidding stage. This could translate into filtering criteria or other parameters in the clients’ process of selecting their service providers. If our performance is not managed in these areas, it may adversely impact our ability to compete and win contracts.

As countries worldwide undertake to lower greenhouse gas emissions, we may be increasingly subject to regulatory requirements, disclosure-related and otherwise. For example, several jurisdictions have adopted, or are considering adopting, greenhouse gas emissions limits or fees (sometimes referred to as “carbon taxes”). Separately, the Commission has proposed a rule that, if finalized, may require us to incur significant costs to assess and disclose on a range of climate-related data and risks. Risks resulting from potential violations or non-compliance with such laws and regulations can impact our profitability through penalties and/or by limiting our ability to operate in certain countries, adversely affect our reputation and brand, and result in increased legal risks, whether through enforcement actions or litigation, whether or not such claims have any merit. All of these risks may also impact our suppliers or clients, which may indirectly impact our business, financial condition, or results of operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. Further, the COVID-19 pandemic resulted in the temporary suspension of existing visas and several governments not granting new visas. While many countries have resumed the issuance of visas and have reopened their borders for travel, continuing or intermittent restrictions on visas and travel may recur in the future. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2023, we had 48,360,817 ordinary shares outstanding, including 48,142,457 shares represented by 48,142,457 ADSs. In addition, as at March 31, 2023, a total of 3,769,584 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated, the “2006 Incentive Award Plan”) and our 2016 Incentive Award Plan (as amended and restated, the “2016 Incentive Award Plan”). All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

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

•

Fusion Outsourcing Services (Proprietary) Limited (“Fusion”) (which we subsequently renamed as WNS Global Services SA (Pty) Ltd), a provider of a range of management services, including contact center, customer care and business continuity services, to both South African and international clients, in fiscal 2013.

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

•	We made the following acquisitions in fiscal 2022:

•

MOL Information Processing Services (I) Private Limited (which we subsequently renamed as WNS Information Services (India) Private Limited and which has been amalgamated with WNS Global Services Private Limited); and

•	Business of CEPROCS S.R.L. (“CEPROCS”), a provider of global sourcing and procurement services, pursuant to which we also acquired its customer contract, skilled workforce and related assets.

•	We acquired the following companies in fiscal 2023:

•

Vuram, a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for the banking/financial services, insurance, and healthcare verticals;

•

The Smart Cube, which provides digitally led market intelligence and analytics solutions in four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research; and

•

OptiBuy, which helps clients leverage the capabilities of leading third-party procurement and supply chain platforms and provides consulting, optimization, outsourcing, and training services and implementation solutions to their clients.

In April 2017, we established the WNS B-BBEE Staff Share Trust with the principal objective of creating meaningful participation of the Black employees (as defined in the applicable legislation) of our South African subsidiaries in the growth of the company. We are committed to transformation in South Africa and are implementing this structure to benefit Black People in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment as promulgated by section 9(1) of the Broad-Based Black Economic Empowerment Act No. 53 of 2003 of South Africa. On July 21, 2022, we incorporated WNS Global Services Malaysia Sdn. Bhd and on March 1, 2023, we incorporated a Delaware entity, WNS BPM Americas Holdings Inc. On March 3, 2023 we incorporated a subsidiary WNS BPM Americas LLC, which is a wholly owned subsidiary of WNS BPM Americas Holdings Inc. Our organizational structure now comprises 59 entities in 29 countries, and 11 branches in Poland, UAE, China, Singapore, France, Romania, Turkey, Ireland and Spain. Of these 59 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under the Section 8 of the Indian Companies Act, 2013, India. The WNS Cares Foundation was formed for the purpose of promoting corporate social responsibilities and does not qualify as a subsidiary under IFRS 10 — Consolidated Financial Statements and hence is not considered for the purpose of preparing our consolidated financial statements.

We have our principal executive office in Mumbai, India, and we have client service offices in Sydney (Australia), Canada, Dubai (United Arab Emirates), Germany, London (UK), New York (US), Mexico, and Switzerland, and we have delivery centers in Saint John (Canada), Dalian, Guangzhou and Shanghai (China), San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Hyderabad, Indore, Jaipur, Mumbai, Nashik, Noida, Pune, Trichy, Vizag (India), Kuala Lampur (Malaysia), Alabang, Iloilo and Manila (Philippines), Katowice, Kielce, Tri-city Gdynia, and Warszawa (Poland), Bucharest, Sibiu and Timisoara (Romania), Capetown, Claremont, Johannesburg and Durban (South Africa), Colombo (Srilanka), Istanbul (Turkey), Ipswich and Manchester (the UK), and, Columbia, South Carolina, Houston, Pittsburgh and Tampa (the US).

Our capital expenditures in fiscal 2023, 2022 and 2021 amounted to $45.0 million, $28.3 million and $26.5 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We estimate that our expected capital expenditure in fiscal 2024 would be up to $60.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts.

As at March 31, 2023, we had commitments for capital expenditures of $17.9 million (net of advances to capital vendors) relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $8.9 million in India, approximately $4.6 million in Philippines, approximately $3.3 million in South Africa, and approximately $1.1 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a global BPM company, offering an array of end-to-end industry-specific and cross-industry solutions. We combine our deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally enabled transformational solutions with 627 clients across various industries as at March 31, 2023 (with each client generating more than $0.01 million in revenue in fiscal 2023). Our solutions and capabilities encompass intelligent automation (including robotic process automation (“RPA”), hyperautomation, artificial intelligence (“AI”) and cognitive computing), natural language processing and machine learning (“ML”), blockchain, Internet of Things (“IoT”), business process-as-a-service (“BPaaS”) platforms, embedded analytics and process re-engineering frameworks. Hyperautomation refers to an approach that organizations adopt to accelerate digital transformation and rapidly automate business processes. It involves the orchestrated use of technologies such as AI, RPA, ML and natural language processing.

A key element in all our transformation engagements is our ability to deliver business value through the co-creation of solutions and products with our clients and strategic partners. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and domain-led understanding of their business. This, combined with our client-centric approach, enables us to align our people, processes, technologies and delivery network with our clients’ business requirements. Our industry-aligned approach helps us provide a specialized focus on each of the sectors that we target, effectively transform and manage our clients’ business processes, and offer customized solutions and business insights designed to improve their competitive positioning. The major industry verticals that we currently focus on are: insurance, travel and leisure, healthcare, diversified businesses (including manufacturing, retail and consumer packaged goods (“CPG”), media and entertainment, and telecommunication (telecom)), shipping and logistics, banking and financial services, hi-tech and professional services (formerly known as consulting and professional services) and utilities.

Our cross-industry solutions, common across multiple industries, include finance and accounting (including procurement), customer experience services, research and analytics (which we have branded as “WNS Triange”), consulting and transformation, human resources, technology and automation, and governance, risk and compliance services.

We measure our execution of clients’ business processes against multiple performance parameters, and aim to consistently meet and exceed these parameters to maintain and expand our client relationships. We strive to build long-term client relationships, and typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2023, 170 and 165 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively.

As at March 31, 2023, we had 59,755 employees executing business processes for our 627 clients (with each client generating more than $0.01 million in revenue in fiscal 2023).

In fiscal 2023, our revenue was $1,224.3 million, our revenue less repair payments (non-GAAP) was $1,162.0 million and our profit was $137.3 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments (non-GAAP) and a reconciliation of our revenue less repair payments (non-GAAP) to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

The global BPM market continues to evolve in response to a disruptive business landscape as companies navigate a recessionary environment, supply chain challenges, climate change and geopolitical factors. While companies still look to benefit from process efficiency, cost advantage and labor arbitrage from their BPM solution providers, the continually evolving marketplace has resulted in a broader and more strategic narrative on outsourcing, with a strong focus on domain-led, technology-enabled, and innovative value creation. Customer experience, data-led insights and digital innovation are integral to business success, and enterprises expect their BPM solution providers to play a bigger and more profound role in driving transformational outcomes. We continue to increasingly see BPM solution providers leverage the power of data, advanced analytics and AI to drive intelligent transformation, operational agility, scalability and sustainability for enterprises. As companies outsource more of their complex and high-end business processes, a key consideration for them is the ability of the BPM provider to understand their unique industry and client-specific requirements, design and develop transformational plans, execute intricate, multi-layered process transitions, design a robust business continuity plan and successfully manage these processes on an ongoing basis. The increasing focus on variable cost structures and the delivery of tangible business benefits have resulted in alternative service delivery and pricing models such as transaction-based, outcome-based and subscription models.

While BPM companies continue to address business disruptions caused by digital and technological changes and evolving customer expectations, they have also placed strong focus on cybersecurity, data privacy, and business continuity. Clients now expect BPM service providers to co-architect new, resilient and flexible solutions and models that enable business safety and continuity during a wide array of adverse situations.

BPM companies are required to leverage a diversified geographical footprint and deliver continuity solutions that enable clients to maximize operational agility, scalability and sustainability. These solutions increasingly deploy technology and automation, and leverage the potential for increased adoption of “work-from-home” models.

We expect that going forward, clients will continue to strengthen their focus on reducing costs, accelerating business transformation and digital adoption, leveraging data and analytics, and adopting outcome-based pricing models. We expect that BPM providers will play a key role in helping clients across industries to create and digitize end-to-end processes. It is important for BPM companies to leverage their geographical footprint and implement robust practices that help businesses achieve maximum operational agility, scalability and sustainability. Innovative digital ways of working and extensive adoption of hybrid working models have come into sharp focus, and are emerging as the new norms for BPM solutions.

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

•	Strong global presence through a mix of offshore, nearshore and onshore delivery centers to access talent and capabilities, create cultural alignment, leverage language skills, and mitigate risks

•	Capability to scale employees and infrastructure without a diminution in quality of service

•	Ability to raise client’s competitive positioning by improving operating efficiency, reducing cost, enhancing the end-client experience, delivering actionable insights, and creating differentiation

•	End-to-end solutions, which encompass “design”, “build”, and “run”

The global BPM industry is a large and growing industry. According to the Gartner Forecast: IT Services, Worldwide, 2021-2027, 1Q23 Update, the worldwide Business Process Services (“BPS”) market comprising traditional and digital components is estimated to be at $195.4 billion in the year ending 2022. Gartner has estimated that the revenues for the worldwide BPS market will grow from $195.4 billion in 2022 to $285.54 billion in 2027 at a compounded annual growth rate of 7.9% (compounded annual growth rate calculated by Gartner).

The following chart sets forth the estimated growth in revenue generated in the Worldwide BPS market:

Chart / Graph created by WNS Global Services based on Gartner research.

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2021-2027, 1Q23 Update. Srujan Akurathi, Cathy Tornbohm, Robert Brown, David Ackerman, Colleen Graham, Arup Roy et al., March 30, 2023.

The Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice.

The industry trends continue to drive BPM providers to be more innovative, strategic and forward-looking in their approach. Against the backdrop of this changing environment, we believe that WNS, with our focused domain, digital, and data-to-insights capabilities, guiding principles of co-creation and client centricity, extensive global footprint, robust business continuity planning methodologies, and transformational and re-engineering frameworks, is well positioned to deliver business value to our clients. We offer hyperautomation and technology-enabled BPaaS solutions that are designed help companies adapt rapidly to changing business scenarios and accelerate their business transformation. Further, we offer customized engagement models that cater to each client’s scale and transformation journey. In addition to traditional pricing models based on headcount (often referred to as full-time equivalents (FTE)), we offer transaction-based, subscription-based and outcome-based pricing models to provide clients with cost flexibility and measurable business benefits.

In fiscal 2023, 32.3% of our total revenues were generated from “non-FTE” models. These “non-linear” pricing models, which de-link the relationship between headcount and revenue for BPM providers, create an incentive for the providers to improve the productivity of their employees, increase the use of technology, and enhance the overall efficiency of their operations.

Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading global provider of BPM services.

Well-positioned for the evolving BPM market

The BPM industry, which started with the first wave of simple, labor-based outsourced processes, has now expanded to include complex business processes and higher-value services that involve consulting, process re-engineering, business and digital transformation, management of mission-critical operations, and generation of business insights to aid decision-making. We believe that our industry-specific expertise, end-to-end service offerings, digital-led transformation capabilities, technology-enabled solutions, process management skills, advanced analytics, global delivery network and customer-centric approach position us at the forefront of the evolving BPM market.

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

Deep industry expertise

We have established deep expertise in the industries we target as a result of our vertical organizational structure, legacy client relationships, proprietary technology offerings, strategic acquisitions, targeted training programs and the hiring of management with specific industry knowledge. Our deep domain expertise in each of the 12 industries we serve helps us develop keen insights and transform them into leading-edge impactful business solutions with the help of technology, analytics and process rigor. We have developed methodologies, frameworks, proprietary knowledge and industry-specific technology platforms applicable to our target industries that allow us to provide industry-focused solutions and help clients compete within these industries.

We have structured our company into business units aligned with each of the industries on which we focus. This gives us strong advantages of in-depth industry knowledge and industry-specific technology platforms and solutions, which in turn enable us to approach clients in each of our target industries with an integrated effort covering sales, marketing and delivery. Effective April 1, 2023, we have adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer (“CBO”). Under the new organizational structure, we combine our company’s existing verticals into the four SBUs. We believe the new organizational structure will help drive improved outcomes for our global clients and enable our company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth.

We have received numerous recognitions for our industry leadership. Our awards and recognitions in fiscal 2023 and 2022 are set forth below:

Vertical-specific Recognitions

Insurance:

•

A “Leader” in ISG Provider LensTM Insurance Services 2022 Quadrant Report for the US in property and casualty insurance (“P&C”), life and retirement insurance (“L&R”), and L&R third-party administrator

•	A “Leader” in ISG Provider LensTM Insurance Services 2022 Quadrant Report for the UK in P&C and L&R

•	A “Leader” in ISG Provider LensTM Insurance Services 2022 Quadrant Report for Australia in P&C and a “Rising Star” in L&R

•	A “Leader” in Everest Group’s P&C Insurance — Service Provider Landscape with Services PEAK Matrix® Assessment 2022

•	A “Leader” in Digital Platform and Augmentation Suite in Insurance BPS — Provider Landscape with Services PEAK Matrix® Assessment 2022

Healthcare:

•	A “Major Contender” in Everest Group’s Life Sciences Operations — Services PEAK Matrix® Assessment 2022

•	A “Major Contender” in Everest Group’s Revenue Cycle Management Operations – Services PEAK Matrix® Assessment 2022

•	A “Horizon-1 Disruptor” in HFS Horizons: Healthcare Payer Service Providers, 2022

Banking and Financial Services:

•	A “Leader” in NelsonHall’s Vendor Evaluation Assessment Tool (“NEAT”) for Mortgage and Loan Services 2022

•	A “Major Contender” in Everest Group’s Capital Markets Operations — Services PEAK Matrix® Assessment 2023

•	A “Major Contender” and a “Star Performer” in Everest Group’s Financial Crime and Compliance Operations — Services PEAK Matrix® Assessment 2022

Horizontal-specific Recognitions

Finance and Accounting:

•	A “Leader” in Gartner Magic Quadrant for Finance and Accounting (“F&A”) BPO 2022

•	A “Leader” in ISG Provider LensTM Finance and Accounting Outsourcing Services 2022 Global Report across Procure-to-Pay, Order-to-Cash, Record-to-Report and Financial Planning & Analysis

•	A “Major Contender” in Everest Group’s Finance and Accounting Outsourcing — Service Provider Landscape with PEAK Matrix® Assessment 2022

•	A “Horizon-1 Disruptor” in HFS Horizons: Strategic Finance, 2022

•	Ranked number #9 in HFS Top 10: CFO F&A Service Providers, 2022

Customer Experience Services:

•	A “Leader” in AI and Analytics, and Social Media for Customer Experience (“CX”) Services in the ISG Provider LensTM 2022 Global Contact Center Customer Experience Services report

Research and Analytics:

•	A “Leader” in AI and Analytics, and Social Media for CX Services in the ISG Provider LensTM 2022 Global Contact Center Customer Experience Services report

•	A “Major Contender” in Everest Group’s Advanced Analytics & Insights Services PEAK Matrix® Assessment 2023

Procurement:

•	A “Horizon-3 Market Leader” in HFS Horizons: Sourcing and Procurement Service Providers, 2022

•	A “Major Contender” and a “Star Performer” in Everest Group’s Procurement Outsourcing — Service Provider Landscape with Services PEAK Matrix® Assessment 2022

Intelligent Automation:

•	WNS-Vuram recognized as a “Leader” in ISG Provider Lens™ Intelligent Automation Services and Solutions Quadrant Report 2022 in the US and UK

Corporate:

•	The Shared Services & Outsourcing Network (“SSON”) North America Impact Awards 2022 — Business Resilience Impact

•	SSON North America Impact Awards 2022 — Runner Up — Service Provider of the Year

•	WNS included in 2023 Bloomberg Gender-Equality Index

•	The Global Sourcing Association UK Award 2022 for Service provider of the Year (Energy & Utilities)

•	Two Business World People Diversity & Inclusion Awards

•	Diversity & Inclusion

•	Developing Women Leaders

•	European Contact Center and Customer Service Awards (“ECCCSA”) 2022 in the category of Best Use of Data (CX) (Bronze Award)

•	WNS Group CFO Sanjay Puria recognized as a Leading CFO for Digital Transformation at the CII CFO Excellence Awards 2022

•	WNS Group CFO Sanjay Puria won the CFO100 Roll of Honor Award in the category Raising Capital / Fund Management

•	Business Process Enabling South Africa (“BPESA”) Alchemy Awards 2022

•	Top BPO Operator Award 2022

•	Top Non-Technical Award 2022

•	Top Support Services Award 2022 — Ucademy South Africa

•	Covid Reporting Compliance Award (Special Recognition)

•	Three Stevie International Business Awards 2022

•	Customer Service Department of the Year (Silver Award)

•	Business Technology Solutions — Cloud Application / Service (Bronze Award)

•	Customer Service Team of the Year (Bronze Award)

•	Two Stevie Great Employers Awards 2022

•	Employer of the Year — Business & Professional Services (Bronze Award)

•	Achievement in Leadership Development (Bronze Award)

•	Three Stevie Sales and Customer Service Awards 2023

•	Customer Service Training Team of the Year (Gold Award)

•	Customer Service Success (Gold Award)

•	Customer Service Department of the Year (Bronze Award)

Technology:

•	Core Media Chief Information Officer (“CIO”) Powerlist — Nayan Desai — CIO of the Year
CIO Conclave & Award 2022 in the category Innovative Technology Implementation of the Year
NASSCOM AI Gamechangers Award 2022 for WNS Malkom
UiPath Excellence Award 2022 for Best Automation Project of the Year — ITES
UiPath Partner Award 2022 — Asia Pacific & Japan in the category BPO / Managed Services Partner of the Year
Brainalytics Digital BPM Award for the Corporate category Best Technology Innovation of the Year
Two CIO100 Symposium and Awards 2022 in the categories:

•	Main CIO100 Award — Suhrid Brahma

•	Mission Critical Masters — Malkom and TAPP applications

Risk Management:

•	Data Security Council of India (“DSCI”) Excellence Award for Industry Leaders — Security Leader of the Year

Human Resources (“HR”):

•	Two Brandon Hall Human Capital Management Excellence Awards

•	Gold Award for Best Advance in Leadership Development for Women

•	Bronze Award for Best Advance in Employee Recognition Program

•	Tata Institute of Social Sciences (“TISS”) LeapVault Chief Learning Officer (“CLO”) Awards 2022

•	Gold Award for TISS LeapVault CLO for Best Diversity & Inclusion Program

•	Silver Award for TISS LeapVault CLO for Best Corporate University

•	Silver Award for TISS LeapVault CLO for Best Digital Learning Transformation

•	WNS named to Forbes 2022 list of World’s Best Employer

•	WNS included in the 2022 Bloomberg Gender-Equality Index

Corporate Social Responsibility (“CSR”):

•	Golden Peacock Global Award for Corporate Social Responsibility 2022

•	National CSR Times Award 2022 (Gold) for Digital Education & CyberSmart

End-to-end service portfolio including higher-value transformational services and technology-enabled solutions

We continue to focus our service portfolio on more complex processes and solutions, and shift away from reliance on services that are less integral to our clients’ business operations, such as commoditized voice and transactional services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer an array of higher-value, judgment-based services that seek to not only reduce cost and improve operating efficiency, but also enable improved decision-making, competitive positioning and business outcomes for our clients. These include high-end finance and accounting services, including strategic sourcing through supply chains, digital customer experience solutions, consulting and transformation services, technology-enabled offerings and analytics capabilities. We also provide a wide array of industry-specific solutions, which cut across traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements, provide digital capabilities, generate business insights, and improve competitive positioning within their respective industries.

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

Proven global delivery platform

We deliver our services from 64 delivery centers in 13 countries around the world, located in Canada, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Malaysia, Sri Lanka, Turkey, the UK and the US. Our ability to offer services delivered from a mix of onshore, nearshore and offshore locations benefits our clients from the perspectives of access to skills and talent, cultural alignment, language capabilities, business continuity, risk mitigation, scalability, efficiency and cost effectiveness.

We believe the breadth of our delivery capability allows us to meet our clients’ needs, diversifies our workforce, provides business continuity, and allows us to access local talent pools around the world. Additionally, we have put in place a distributed workforce model that comprises an efficient blend of in-office and remote working to tap the best available talent and skills globally.

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

We seek to enhance our value proposition to our clients by providing them with flexible pricing models that align our objectives with those of our clients. In addition to traditional FTE-based pricing, we provide alternative pricing models such as transaction-based pricing, outcome-based pricing and subscription pricing. A sizable percentage of our revenue, being 32.3% in fiscal 2023, is derived from these “non-FTE”-based pricing models. These models enable our clients to pay only for actual work performed or tangible benefit received.

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

•

WNS Education Program: In line with our digital transformation strategy, WNS Education Program (a niche arm of the LA) strives to raise the digital consciousness of our company through bespoke certification programs and digital awareness modules.

•

Digital Future (“DiFU”) Digital Competency Framework: This four-step journey helps us identify, assess and build the competencies required for digital readiness. To put it into practice, we engaged with Deloitte Consulting who conducted a study with MIT Sloan to identify 23 critical indicators of digital readiness. These indicators have been customized to WNS-specific contexts to create a Digital Competency framework.

•

Immersive Learning Experience On-Demand (“GLINT”): This is an AI-led digital learning and knowledge platform comprising tailored modules mapped to specific business requirements. GLINT facilitates an environment of knowledge sharing and peer-to-peer learning, helping drive collaboration among employees.

•

Leadership Programs: These comprise unique interventions designed for leaders, from future first-level managers up to senior executive leadership. They also focus on grooming women leaders and next-generation leaders.

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

Business Strategy

Our objective is to further develop and strengthen our position as a leading global partner to our clients, providing a breadth of services, including professional services, consulting, digital transformation, data and analytics services, operations and business process management. Our industry awards, digital assets, and wide range of unique solutions, which deliver strong business outcomes for our clients, demonstrate our organizational capabilities. We intend to continue to increase our client base and expand our existing relationships through deep industry expertise, our ability to develop trusted client relationships and by being a strategic partner to support our clients’ business strategies and transformational requirements. To serve our clients better, we continue to invest in domain expertise, digital capabilities including domain-led hyperautomation, data and analytics, technology, customer experience, digital operations, intelligent automation, agile execution, consulting and transformation, and our employees to serve our clients better. We also continue to make select acquisitions to accelerate progress and fill capability gaps. Our recent acquisitions of Vuram, The Smart Cube and OptiBuy demonstrate this strategy and enhance our ability to meet client needs.

WNS’ strategic investment programs are aligned with the market changes towards the accelerated need for deeper domain expertise, digital transformation, data and analytics and broader BPM services. We are confident that our differentiated capabilities, solid business momentum and proven ability to execute position us well to drive long-term sustainable value for all of our key stakeholders. We have made significant investments with a view toward accelerating our growth and staying competitive in a changing industry environment with a stronger focus on digital transformation requirements. These investments include:

•

Expansion and development of our sales activities, onshore digital transformation consulting, and organizational change management teams, so as to be closer to our clients and address their business challenges and evolving requirements;

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

•

Building our business transformation capabilities with a digital focus including domain-led hyperautomation, cognitive technologies and AI, intelligent automation, customer/user experience and design, technology, data and analytics, transformation program management and organization change management capabilities through new talent, internally developed intellectual property, strategic partnerships and acquisitions;

•	Focused interventions towards digitally enabled operations through automated metrics management, agent utilization monitoring, and digital training and quality assurance; and

•

Applying agile practices and approaches and setting up our WNS Co-creation Labs to support the design and delivery of our customer experience services, including the use of targeted operating model design, Center of Excellence (“CoE”) (a CoE approach refers to organizations meticulously bringing together the best of delivery models, innovative technology, process excellence frameworks and talent to orchestrate business transformation) or shared services approaches, business transformation assessments, solutions and execution, customer experience, and user experience and design thinking.

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

Increase business from existing clients and new clients

We are focused on building a sales team with strategic offerings, and more consultative skills including transformation, digital technology enablement, advanced analytics and new operating models. We have organized our company into vertical business units. The addition of vertically focused practice leaders in key geographies is bringing senior-level domain and market focus, especially for large deals and strategic client relationships. These client-facing investments are expected to enable WNS to further drive innovation and co-creation.

Our sales force of 143 members as at March 31, 2023 provides broad sales coverage and management experience. Our sales force is organized into two groups, one focused primarily on expanding existing client relationships (which we refer to as “farmers”) and another focused on adding new clients (which we refer to as “hunters”). We have established a coordinated and focused approach at a global level to strengthen our sales activities.

We seek to expand our relationships with existing clients by cross-selling new services (such as digital transformation including technology, automation, and data and analytics offerings), moving up the value chain, and expanding into other lines of business and geographies within each client. Our account managers and “client-partners” have industry-specific knowledge and expertise, and are responsible for maintaining a thorough understanding of our clients’ strategies and outsourcing roadmaps, as well as identifying and advocating new business solutions and opportunities. As a result of this strategy, we have built a strong track record of extending the scope of our client relationships over time.

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

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established leading professional services, digital transformation, data and analytics and BPM practices in various industry verticals and business sectors. To complement our industry-focused approach, we continue to invest in digital capabilities (including data and analytics, customer experience, AI, intelligent automation and other new technologies), agile execution and talent acquisition and training with the goal of expanding our business and acquiring industry-specific expertise to improve our service offerings across industries.

We intend to leverage our knowledge of the following industries to penetrate additional client opportunities: insurance; travel and leisure; healthcare; diversified businesses (including manufacturing, retail, CPG, media and entertainment and telecom); shipping and logistics; banking and financial services; hi-tech and professional services; and utilities.

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

Our focus has been on building capabilities, new services and product offerings around digital business including our research and analytics positioning (which we have branded as “WNS Triange”), hyperautomation (which we have branded as “WNS-Vuram”), cognitive technologies, intelligent automation, data and analytics, and technologies that are targeted to the challenges and requirements of specific industry sectors. We continue to develop key complementary capabilities such as organization change management, co-creation facilitation, program management and agile enablement to help enable enterprise-wide transformation. We are proactively addressing the shift to technology, analytics and automation through a combination of internal capability development, strategic collaborations and acquisitions.

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

We also believe that we have benefited from strong client referrals that have helped us to scale our business. We are actively driving initiatives to enhance awareness of the WNS brand in our target client and employee markets. We are further streamlining acquisition integration to execute a concerted, unified go-to-market strategy. To accomplish this, we have a dedicated global marketing team comprising experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including participation in industry events and conferences, exposure in industry publications, publication of articles and white papers, webinars and podcasts, internet and digital media, social media, and other initiatives that create enhanced visibility of the WNS brand and establish WNS’ thought leadership capabilities in the BPM industry.

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

Expand our delivery capabilities

We currently operate from 64 delivery centers located in 13 countries around the world. As at the end of fiscal 2023, we increased our delivery capacity by 2,728 seats, or approximately 8%, as compared to the end of fiscal 2022, as a result of addition of new delivery locations as well as expansion in some of our existing delivery locations. We intend to expand our global delivery capability, as necessary, through additional delivery centers in onshore, nearshore and offshore locations as well as through collaboration with other providers, based on client demand and market trends. Depending on talent pool availability, we plan to further expand to locations classified as tier 2 cities in India to access under-tapped talent pool and provide more flexibility to our employees. Additionally, we will continue to expand and/or consolidate our capacity requirements across our existing locations, as necessary, in line with client demands and through the adoption of a hybrid operating model that consists of both work-from-home and work-from-office arrangements in the medium to long term. This approach will allow us to offer our clients maximum value and flexibility and gain access to potential clients and markets that may have specific delivery requirements or constraints.

We remain focused on creating a delivery model that can provide certainty in outcomes despite business variability. Our focus remains on enhancing both our in-office and remote cybersecurity protocols and fine-tuning a new longer-term future-state hybrid model solution that will allow us to seamlessly move delivery between office and home. We have also adopted a hybrid people model with full time, temporary contract and gig workers, such as independent contractors, online platform workers, contract firm workers and on-call workers.

Leverage acquisitions and partnerships to expand our capabilities in attractive market segments

We believe that capability-based acquisitions are the centerpiece of our inorganic growth strategy. In line with this philosophy, we made three acquisitions in fiscal 2023 to bolster our solutions portfolio. All three acquisitions have strengthened our positioning in attractive market segments and are aligned with our integrated approach to digital transformation and advanced analytics. These acquisitions have deepened our horizontal expertise and provided strong synergies with our core BPM model and existing business scope.

Our vision going forward remains focused on filling gaps in our capabilities and market coverage through acquisitions and partnerships. We continue to pursue a strategy focused on exploring targeted capabilities that have a high degree of business and cultural fit with us and would help us capitalize on strong end-market opportunities. Our acquisition track record demonstrates our ability to successfully integrate, manage and develop the businesses we have acquired.

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following vertical business units to provide more specialized focus on each of these industries and more effectively manage our sales, solutions, marketing and delivery processes:

•	Insurance;

•	Travel and leisure;

•	Healthcare;

•	Diversified businesses (including manufacturing, retail, CPG, media and entertainment, and telecom);

•	Shipping and logistics;

•	Banking and financial services;

•	Hi-tech and professional services (formerly known as consulting and professional services); and

•	Utilities

Effective April 1, 2023, we have adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer (“CBO”). Under the new organizational structure, we combine our company’s existing verticals into the four SBUs. We believe the new organizational structure will help drive improved outcomes for our global clients and enable our company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth.

In addition to industry-specific services, we offer a range of services that are common across multiple industries (which we refer to as our horizontal services), including finance and accounting (including procurement), customer experience services, research and analytics (which we have branded as “WNS Triange) and technology services. In addition, our global transformation practice offers higher-value services such as digital transformation and consulting services, which are designed to help our clients modify their business processes to enhance productivity, manage changes in the business environment, and leverage business knowledge to increase market competitiveness. We help clients drive these initiatives with technology-enabled solutions, process re-design including initiatives such as Six Sigma or Lean, and business analytics.

To achieve an in-depth understanding of our clients’ industries and the geographies in which they operate, we manage and conduct our sales processes in our four key markets — Europe, North America, Asia-Pacific and Africa. Our sales teams are led by senior professionals who focus on target industries, processes and clients. Each business unit is staffed by a dedicated team of managers and employees engaged in providing BPM client solutions. In addition, each business unit draws upon common support services from our information technology, human resources, training, corporate communications, corporate finance, risk management and legal departments, which we refer to as our corporate-enabling units.

Vertical Business Units:

Insurance

Our insurance services are structured into multiple lines of business and cater to a diverse and sizeable number of clients globally. We offer industry-specific and cross-industry solutions combining our deep industry knowledge with automation, digital technology, analytics and process expertise to co-create digitally enabled transformational solutions.

Our solutions span the end-to-end insurance value chain for life, annuity and general insurers, brokers, loss adjusters, syndicates and managing general agents (“MGAs”) in the Lloyd’s of London market space. Our services include new business and policy administration services, underwriting support and delegated underwriting, actuarial services, end-to-end claims management, finance and accounting, customer experience management, analytics and transformation services. Our service models provide go-to-market solutions for back-office support, customer experience services, capabilities for new product introductions and sales enablement.

Historically, our insurance vertical grew as we opened delivery centers in new geographies and expanded our digital footprint with new solutions. We have invested in co-creation labs and digital transformation practices to develop end-to-end modularized digital solutions. These solutions leverage hyperautomation, robotics, cognitive automation, advanced analytics, AI, blockchain and IoT.

Some of our recent initiatives include:

•	Setting up an office in Lloyd’s of London – a first for any BPM company

•	Setting up insurance service delivery centers in Australia (Sydney) and Malaysia (in Kuala Lumpur)

•	Renewing contracts with two of our largest clients and signing contracts with new clients

•	Enhancing the scope of our solutions by adding travel claims processes and complex actuarial services, such as IFRS17 implementation support and pricing support activities

As at March 31, 2023, we had 12,472 employees working in this business unit. In fiscal 2023 and 2022, this business unit accounted for 26.8% and 29.9% of our revenue, and 22.9% and 24.3% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key insurance sub-verticals and industry sectors we serve include:

•	Life insurance, pensions and annuity providers;

•	Property and casualty insurance providers;

•	Reinsurers;

•	Insurance and reinsurance brokers;

•	Loss assessors; and

•	Lloyd’s of London market syndicates, MGAs, coverholders and brokers.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Insurance — Service Offerings
Operations	Actuarial Services	Enterprise Shared Services	Research and Analytics	Customer Experience Services
Underwriting support and delegated underwriting, supply chain, claims management, policy administration, risk and compliance, premium / billing management, mailroom operations, contract issuance/ change management, channel management and reinsurance services;	In-force model projections / reporting, financial modeling, product management and pricing, capital management, asset-liability management, reserving and claims analysis, solvency II (a regulatory framework applicable to insurance companies) and capital modeling, pricing and underwriting support, and catastrophe modeling, IFRS17 implementation support;

Finance and accounting, technology support, HR and payroll, and consulting services

Sourcing and procurement (strategic sourcing, category management, contract management, spending analytics and transactional procurement)

Platform consulting and implementation support, consulting and transformation services (automation, business process re-engineering and digital);

			Claims analytics, subrogation and recovery analytics, fraud analytics, customer analytics, broker analytics, underwriting analytics, reserve estimation, risk selection and analytics, speech analytics, pricing analytics, data mining and management services, reporting, dashboarding and visualization, data science and predictive modeling across claims, and claims liability decision tool; and	Sales and service, customer analytics, customer inquiry management and customer information administration.

Technology Tools / Platforms. We utilize the following proprietary and partnership-driven digital solutions to deliver services to our clients in this business unit:

•	WNS EXPIRIUS microservices, which include:

•	EXPIRIUS Converse EX – a conversational cognitive self-serve solution;

•	EXPIRIUS CloudServ EX – an omni-channel cloud contact center-as-a-service offering;

•	EXPIRIUS Assist EX – proactive agent assistance and automation;

•	EXPIRIUS Translate EX – a real-time language translation solution;

•	EXPIRIUS Engage EX – a workforce engagement suite;

•	EXPIRIUS Remote EX – user monitoring for security and compliance;

•	EXPIRIUS Elevate EX – comprehensive customer insights and integrated analytics-as-a-service; and

•	EXPIRIUS Journey EX – a customer journey discovery and orchestration solution.

•	Travel claims STP: A hyperautomation solution driving end-to-end straight-through processing (“STP”) of claims from lodgement to closure;

•	Digital workbench: A solution to transform underwriting business by simplifying and digitizing complex IT systems and fragmented processes;

•	HIFFI: A one-touch UK home insurance quote-to-buy solution;

•	BAIL: A tool for intelligent and versatile liability assessment and first notice of loss (FNOL) decision-making;

•	Attestiv: A solution designed to authenticate digital media captured by any person or device using AI and blockchain;

•	Rightindem: A solution for electronic notification of loss for reporting motor and property claims in a conversational style;

•	Formotiv: This is designed to provide first-party behavioral data and intent scores that enable intuitive and personalized digital experiences;

•	eAdjudicator :This automates the end-to-end claims adjudication process, real-time operations and business dashboards;

•

WNS Skense: A proprietary cognitive data capture and contextualization platform, powered by AI and ML techniques, which extracts data from multiple unstructured and structured sources, without the need for an input template / rule-based set-up. It presents the contextualized information in a structured, usable format;

•	Messenger Connect: This allows a customer to instantly lodge a claim anytime from anywhere through a convenient messenger medium, such as WhatsApp and short message service “SMS”;

•	E-FNOL: A self-service app for registering claims and follow-ups;

•

Underwriting Pricing Accelerator: Advanced analytics integrated with an AI-based pricing engine for commercial decisions relating to policy underwriting, including insights from cross-selling, premium calculation, profitability and probability modeling, and risk scoring;

•	Indemnity Spend Optimizer: A solution for telephony-based claims lodgement and total loss prediction, fraud detection and recovery propensity estimation;

•

Enterprise Subrogation Platform/Services: An end-to-end subrogation suite for quick claims processing using auto claims allocation, AI-based liability evaluation, recovery, legal dispute resolution, vendor management, business dashboard and blockchain for real-time updates;

•

Annuity Universe: This solution offers real-time recommendations for strategic decision-making of annuities businesses through multidimensional analysis of large data from products and customers segmented by country, customer likeability, age, income and premium;

•	Claims Lodgement Intelli-bot: An e-mail-based automation claims lodgement and adjudication solution;

•	Device Protection Knowledge Graph: A solution for InsurTech clients to establish the relationship between multiple datasets to provide effective device protection service;

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

As at March 31, 2023, we had 13,345 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2023 and 2022, this business unit accounted for 16.9% and 14.8% of our revenue and 17.9% and 16.0% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key travel and leisure sub-vertical and industry sectors we serve include:

•	Suppliers: Airlines, cargo, hotels, cruise lines, coach companies;

•	Travel intermediaries: Online travel agencies, travel management companies, tour operators; and

•	Other travel segments: Airports, hospitality brands, global distribution systems (“GDS”), travel technology companies.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Travel and Leisure — Service Offerings
Operations	Enterprise Shared Services	Research and Analytics	Customer Experience Services

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

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies;

•	SocioSEER™: A social media analytics platform;

•	Verifare Plus 3.0SM: A fare audit solution;

•	BIDT Audit: An automated, cloud-hosted revenue integrity platform for the audit and recovery of any revenue losses resulting from non-compliance in travel agency bookings;

•	Claim fraud analytics: An automated analytics solution to identify fraudulent passenger and baggage claims;

•	AnciFly: An ancillary revenue analytics engine;

•	SeatSure: Intelligent automation for seating of minors;

•	QbaySM: A multi-GDS platform for queue management;

•	WNS ACOSS: An end-to-end cargo solution powered by intelligent automation, advanced analytics and domain expertise;

•	CFO digital cockpit: One-view analytical insights of the finance organization;

•	WNS eClose: A financial workflow solution for streamlining the period-end close process;

•

WNS Risk and Audit Analytics: A risk and audit analytics application designed to identify the right set of audit targets from accounts payable invoices and travel and expense claims using a range of intelligent statistical and forensic methods;

•	CFO TRAC: A unified and comprehensive suite of technology solutions designed to enable the futuristic agenda of chief financial officers (“CFOs”);

•	InsighTRAC: A cloud-based procurement analytics platform;

•

WNS Duplicate Invoice Detector: A nimble and non-intrusive universal duplicate detection application with multiple cutting-edge features such as fuzzy matching (a technique that provides improved ability to process word-based matching queries to find matching phrases or sentences from a database), phonetic matching and user customizable strictness; and

•

WNS Skense: A proprietary cognitive data capture and contextualization platform, powered by AI and ML techniques, which extracts data from multiple unstructured and structured sources without the need for an input template / rule-based set-up. It presents the contextualized information in a structured, usable format.

Healthcare

We deliver end-to-end BPM solutions across the healthcare and life sciences value chain. We facilitate business transformation through the adoption of new-age digital solutions, data platforms and advanced analytics, business process re-engineering and RPA. Besides seeking to deliver significant cost reduction for our clients, we co-create innovative and high-impact solutions that focus on end customers with a view to enabling value creation. Our solutions are designed to help clients enhance the quality of care by driving improved compliance with clinical pathways and derive deeper insights for better decision-making through advanced analytics.

We are well-positioned in the pharmaceutical and biopharmaceutical industry with research and analytics expertise to support the product lifecycle and commercial operations. We enable our clients to engage in data-driven decision-making by leveraging our proprietary solutions such as PRECIZON (a cloud-based, natural language processing driven fully customizable competitive intelligence platform), Forecasto (a cloud-based self-serve forecasting platform for business planning cycles), Unified Analytics Platform (a proprietary cloud-based business intelligence self-serve analytics platform), WNS Skense (a proprietary cognitive data capture and contextualization platform), SocioSEERTM (a social media analytics platform), Therapy Area Analyzer (a proprietary therapy area knowledge repository, covering 12 disease areas and 120 indications and providing information on disease etiology, epidemiology and product analysis for 15 countries) and other technology or domain intellectual property (“IP”), which we have built with a view to delivering holistic value to our clients.

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

We seek to create value for our healthcare payer clients, helping them deliver value-based care to their members by driving claims transformation, managing end-to-end clinical programs and delivering claims decision support by leveraging technology and domain to optimize cost, improve quality and provide superior member and provider experience. For healthcare providers, we deliver clinically empowered revenue cycle management designed to improve financial performance and modernize customer experience. For third-party administrators, we seek to enable high compliance and cost savings through our innovative medical bill review solution. Our solution modernizes workflows and leverages analytics, clinical knowledge and domain-backed technology to create an exceptional customer experience that seamlessly engages with providers, payers and patients with a view to delivering value-based care.

Further, we believe we are well-positioned to be a strategic provider, helping the healthcare industry deliver benefits management across several key specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics and pain management. Our analytics-based medical-content-rules-driven platforms, ConsultTM and Protus™, seek to deliver the right care to patients and reduce cost of care for our clients in the process.

As at March 31, 2023, our business unit had 5,978 employees including medical practitioners, registered nurses, pharmacists, healthcare graduates and analytics professionals. In fiscal 2023 and 2022, this business unit accounted for 15.7% and 17.7% of our revenue and 16.6% and 19.1% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key healthcare sub-verticals and industry sectors we serve include:

•	Durable medical equipment manufacturers;

•	Health insurance companies;

•	Healthcare provider practices, hospitals and diagnostic centers;

•	Pharmaceutical, biotech and medical technology companies; and

•	Third-party administrators.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Healthcare — Service Offerings
Providers	Payers	Durable Medical Equipment Manufacturers	Enterprise Shared Services	Pharmaceutical and Consumer Health
Revenue cycle management, medical coding, bill preparation, receivables management, payment posting, debt analysis;	Claims administration, member and provider services, clinical support, overpayment recovery, fraud detection and investigation, utilization management services (that is, optimizing payer healthcare spend on areas such as tests and procedures without compromising the patient care-quality-safety norms);	Order management, sales support and complaints, billing and submission, fulfillment support, collections, patient services, collection analytics, reporting and dashboarding, sales force effectiveness;	Finance and accounting, workflow / platforms, research and analytics (knowledge process outsourcing), technology solutions, front-end / mailroom, customer experience / helpdesk services; procurement support; and	Medical affairs, scientific communication, patient and healthcare provider experience, competitive intelligence, pipeline analysis, product profiling, forecasting, key performance indicators reporting, epidemiology analysis, market opportunity assessment, social media analysis, key opinion leader research, modeling and tool building support, pricing analytics, patient data analytics, market mix model, big data platform development, data governance, and scientific content development and medical information management.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	PRECIZON: A cloud-based, natural language processing driven fully customizable competitive intelligence platform;

•	SocioSEER™: A social media analytics platform;

•	Unified Analytics Platform: A proprietary cloud-based business intelligence self-serve analytics platform;

•	WNS Forecasto: A cloud-based forecasting platform for business planning cycles;

•	Therapy Area Analyzer: A proprietary therapy area knowledge repository;

•	Consult™: A clinical decision support technology platform;

•	TrackBox: A proprietary workflow management solution; and

•

WNS Skense: A proprietary cognitive data capture and contextualization platform, powered by AI and ML techniques, which extracts data from multiple unstructured and structured sources without the need for an input template / rule-based set-up. It presents the contextualized information in a structured, usable format.

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

As at March 31, 2023, we had 4,435 employees in this business unit. In fiscal 2023 and 2022, this business unit accounted for 14.7% and 13.5% of our revenue and 15.5% and 14.6% of our revenue less repair payments (non-GAAP), respectively.

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

•	CPO TRAC: A procurement management solution that leverages digital advancements along with predictive and functional analytics designed to transform procurement functions;

•	Manufacturing RPA & Intelligent Automation TRAC: A suite of automation solutions that streamlines operations across the manufacturing value chain; and

•	Warranty Management BPaaS: A platform-led offering that is designed to enable automated claims processing, improve customer satisfaction and reduce cost of warranty operations.

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

•

WNS Skense: A proprietary cognitive data capture and contextualization platform, powered by AI and ML techniques, which extracts data from multiple unstructured and structured sources without the need for an input template / rule-based set-up. It presents the contextualized information in a structured, usable format;

•

FIAB: A combination of advanced analytics-led techniques, applications and methods that are designed to enable end-to-end data management and help improve control, prevent financial leakages, unlock working capital and bolster compliance;

•	SocioSEERTM: A social media analytics platform; and

•	CPO TRAC: A procurement management solution that leverages digital advancements along with predictive and functional analytics designed to transform procurement functions.

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

Sub-verticals / Industry Sectors. The key media and entertainment sub-verticals and industry sectors we serve include:

•	Music;

•	Publishing;

•	Television;

•	Radio;

•	Filmed entertainment;

•	Gaming and animation;

•	Sports entertainment; and

•	Internet and outdoor advertising firms.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Media and Entertainment – Service Offerings
Strategy Solutions	Digital Operations and Royalty Management Solutions	Sales, Marketing and Distribution Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, brand power strategy, marketing expense optimization;	Digital operations solutions to help companies successfully expand into the digital business; royalty management solutions to help clients manage rights and royalties in both new media and traditional media; piracy protection services to help companies prevent media piracy issues;	Seamless integration of traditional and digital product sales, marketing and distribution to enable clients to roll out timely innovative pricing / packaging strategies;

Customer Experience Services	Content Services	Enterprise Shared Services
Omni-channel (phone, e-mail, fax, website, live chat, social media) customer experience services;	Product catalogs, user-generated content moderation, digital content protection, web / print content, website analytics, optimization; and	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk, application support.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	SocioSEER™: A social media analytics platform;

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies;

•

FIAB: A combination of advanced analytics-led techniques, applications and methods that are designed to enable end-to-end data management and help improve control, prevent financial leakages, unlock working capital and bolster compliance; and

•	CPO TRAC: A procurement management solution that leverages digital advancements along with predictive and functional analytics designed to transform procurement functions.

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

Shipping and Logistics

We are one of only a few providers of BPM solutions for the shipping and logistics market. Our strategic focus is demonstrated through our organizational structure, where we have a separate logistics vertical and approximately 4,000 dedicated logistics BPM professionals who cater to more than 24 leading logistics brands worldwide. Our client solutions span the entire shipment lifecycle, such as booking, documentation, core operations support, customer experience services, finance and accounting, customer experience services, business technology and data analytics.

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

As at March 31, 2023, we had 6,355 employees working in this business unit. In fiscal 2023 and 2022, this business unit accounted for 7.6% and 7.7% of our revenue, and 8.0% and 8.3% of our revenue less repair payments (non-GAAP), respectively.

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

Shipping and Logistics — Service Offerings
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

Banking and Financial Services

Our banking and financial services practice supports more than 30 leading clients, including large commercial and retail banks, wholesale and retail lenders, wealth advisors, asset managers, investment banks, private equity firms, hedge funds, financial technology (or commonly referred to as FinTech) organizations and mortgage servicing companies, with a comprehensive suite of BPM and transformation solutions.

We seek to add value to our clients’ businesses by improving customer experience, unlocking cost efficiencies and revenue opportunities, streamlining processes, and leveraging a wide range of process re-engineering, automation (robotic and non-robotic), and digital and advanced analytics (AI and ML) solutions.

As at March 31, 2023, we had 3,956 employees working in this business unit. In fiscal 2023 and 2022, this business unit accounted for 6.7% and 5.8% of our revenue, and 7.1% and 6.2% of our revenue less repair payments (non-GAAP), respectively.

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

Account set up, on-boarding application processing, document review and verification, KYC and customer due diligence, underwriting, spend limit, payments checks, cards and remittance, fraud management, disputes and chargebacks, default management;

Servicing: Maintenance, customer support, transaction processing, complaints and disputes handling, vulnerable customer management, fraud detection and management, chargebacks, AML transaction monitoring;

On-boarding: Application processing, KYC / ultimate beneficial owner verification, document review and verification, screening;

Credit Risk: Credit analysis, probability of default / loss given default, financial statement spreading, risk grading support, limit set up, funding and closing;

Operations: Collateral management, covenant monitoring, renewals, annual reviews, settlement, rollovers, billing, limit monitoring, amendments and settlements;

Cash Management: Funds transfer, Nostro / Vostro (these terms are used with reference to one bank maintaining money at another bank), reconciliation, payment processing and investigation, AML transaction monitoring;

Trade Finance: Letter of credit issuance; document collection, acceptance and payments, export bills negotiations, guarantees, financing, bank guarantee issuance and amendment, bill discounting, receivables , pre and post shipment finance, customer service, trade-based money laundering support;

Front Office: Financial and business research, investment strategy and modeling, order entry, allocation / rebalancing; portfolio manager support, pitch book and graphic support, financial statement spreading, customer support and servicing;

Middle Office: Portfolio construction/paraplanning, investment research, cash flow forecasting, risk management, amendments / maintenance of existing data, manual trade allocations, manual trade booking, trade exception / rejection management, trade compliance, trade confirmation, queries handling;

Back Office: Clearing and settlement, custody / record keeping, stock transfer, collateral management, expense and income processing, fund accounting / net asset value calculations, reconciliations, financial reporting, settlement, corporate actions;

Origination: Application processing, KYC, pre-underwriting and underwriting support, credit evaluation, title commitment, pre-funding audit, disbursal;

Servicing: Customer service, loan boarding and set-up, adjustable rate mortgage audit, payments processing, assignments and endorsements, lien release, escrow management / periodic analysis, final documents follow up and audit;

Default Management: Pre-loss mitigation, foreclosure support, borrower research, loan modification, forbearance support, early stage collections;

Secondary Market: Post close audit, due diligence of acquired packets, documentary fulfillment, trailing doc follow ups;

Fintech	Enterprise Shared Services	Research and Analytics
Application processing support / helpdesk, customer service, complaints handling, customer screening, transaction monitoring, fraud management and chargebacks, operations advisory and transformation consulting services, regulatory and compliance support;

Finance and Accounting: Accounts payable, travel and expenses management, general ledger, budgeting and forecasting, financial planning and analysis, reporting, capital management support, asset liability management;

Sourcing and Procurement: Strategic sourcing, category management, contract management, spend analytics, transactional procurement; vendor management; and

Financial and business research, equity / fixed income / credit research, risk analytics, fraud analytics, model development and validation, loyalty analytics, customer interaction analytics and business reporting.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	KYC case management tool: A workflow solution addressing the KYC management lifecycle;

•	Cheque clearing automation: An RPA-based tool for automated clearing of cheques;

•	Card dispute management system: A cards chargebacks and disputes management solution to help banks handle card-related disputes;

•	A risk monitoring and reporting solution for managing operational risk;

•	Delinquency management: A loan delinquency and collections management platform;

•	Credit Risk Decisioner: An AI-based smart credit mortgage evaluation tool;

•	Skense Credit: An AI-based financial statement spreading tool;

•	Tookitaki: An analytics-led transaction monitoring platform;

•	MozaIQ: An automation solution to enable digital mortgage origination;

•	Automated IDV tool: An analytics-powered workflow solution to facilitate automated identity verification; and

•	Customer Risk Rating tool: An analytics-powered tool to assign risk rating to a client or account based on the financial institution model.

Hi-Tech and Professional Services

Our hi-tech and professional services (“HPS”) business unit’s objective is to help clients gain a competitive edge and outperform in their respective industries by leveraging digital transformation and tech-enabled solutions under a consultancy-led approach. We currently cater to more than 40 clients from our key delivery centers in India, Romania, China, the Philippines and Sri Lanka.

Our HPS business unit offers an array of solutions to key sub-segments within the vertical. Our solutions are designed to address trust and safety issues, fraud operations, revenue operations, business and market intelligence, and data management, annotation and labeling. We have helped clients streamline and centralize their operations, set up global business services centers and optimize cost of operations encompassing industry-specific services along with key horizontal services such as finance and accounting, human resource management, customer interaction services, procurement, and IT and infrastructure management.

As at March 31, 2023, we had 4,103 employees in the business unit. In fiscal 2023 and 2022, this business unit accounted for 6.6% and 6.2% of our revenue, and 6.9% and 6.7% revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key HPS sub-verticals and industry sectors we serve include:

•	Information processing services;

•	Background and identity verification companies;

•	High technology (“Hi-Tech”) firms;

•	Legal services firms;

•	Executive search firms;

•	Real estate service firms; and

•	Marketing service providers.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Hi-Tech and Professional Services — Service Offerings
Hi-Tech Firms	Information Processing Services	Executive Search Firms	Legal Services Firms

Revenue operations (lead generation and scrubbing, upper funnel management, subscription management, advertisement sales, digital and print advertisement operations, campaign management, agency and partner support);

Trust and safety (transaction monitoring, vendor and customer due diligence, know your customer (“KYC”) / anti-money laundering (“AML”) document verification), fraud investigation, business-to-business content moderation (advertisement monitoring and review, IP infringement, spam reporting, and flagging false and misleading content);

Annotation solutions (synthetic data management, data quality assurance, text annotation, image annotation, data annotation, video annotation, speech annotation, data extraction and machine learning solutions);

Domain-led consulting, decision support services and BPaaS services (workforce management-as-a-service, an end-to-end workforce management framework to forecast, schedule, monitor and report across the entire organization;

Training-as-a-service, designed to provide training support to companies in a way that aligns with the way they work;

Transition-as-a-service supporting clients in all aspects of the transition process such as risk fit assessment and change management; and

Quality as a Service enabling clients to achieve desired quality business outcomes by leveraging a variety of approaches, tools and frameworks such as process re-engineering, end-to-end process diagnostics, customer satisfaction score and root cause analysis);

	Content sourcing, content creation, database creation, maintenance and update, aggregation, indexing and tagging, content copy editing and proofing, content enrichment, analysis and product creation, content review and quality assurance, design and production services for digital / print products, advertising operations and order fulfillment, analytics and CRM support;	Search lifecycle support, sourcing, pre-screening, name identification, interview and offer management, pitch book support, business intelligence, industry and company research, database clean-up, update and management, document management, marketing and business development support, talent consulting, contract checks and audits;	Legal support, legal and business research, case management, document management, digital dictation transcription, pitch support, patent and trademark searches, contract management, title checking, lease management, company secretarial services, legal transcription and documentation, personal injury litigation support, property law (conveyancing);

Background Verification and Identity Verification Firms	Real Estate Services Firms	Marketing Service Providers
Background checks, identity, education, employment, criminal background and social media checks, corporate investigative research, enhanced due diligence, international verification checks, occupational health checks, credit history checks, motor vehicle records checks for Federal Motor Carrier Safety Administration and Department of Transportation compliance;	Real estate accounting, lease management, surveying and lettings support, business and financial research, real estate analytics, portfolio and fund accounting, sales and marketing support, end-to-end conveyancing process, contract management and secretarial services;	Industry, company and product research, market research operations, market research analytics, shopper and CRM analytics, web / digital analytics, campaign management and analytics, database management, digital content management and production support (designing and development).

Utilities

We are a leading utilities BPM solutions provider with domain expertise across the utilities value chain — generation, transmission, distribution and retail. Our solutions portfolio supports utility companies catering to the residential, industrial, and small and medium enterprise segments.

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

Our capabilities to support clients across processes in oil and gas, electricity and water suppliers include end-customer support, back-office processes, new product offerings (including prepay meters), finance and accounting outsourcing services (including procurement services), debt management and other enabling services, such as meter reading, bill printing and digital support services (including smart metering). Our Utility-in-a-Box tool offers platform integration, application integration, data integration, process integration, component integration and system integration capabilities along with document control and digitization, master data management, enterprise resource planning implementation and support, and digital meter-to-cash.

Our digital customer experience services are led by our go-to-market differentiator WNS EXPIRIUS, which is powered by our CoEs that leverage human-assisted design to integrate domain, technology and analytics to create a holistic digital experience. We have built eight modular digital solutions in the WNS EXPIRIUS suite, which enable us to offer on-demand scalable omni-channel service. Its contact strategy employs bot conversations to intelligently act on customer intent in a human-like manner, supporting major needs in billing, refunds, payment schemes and payment mode changes, home-moves, and mapping customer account information to power and utility trends.Using social media analytics and big data analytics across multiple channels, we help provide clients with a single view of the customer. Our analytics offerings include mining of structured and unstructured data, speech and text analytics, and revenue assurance analytics that includes home-move and void solutions, debt management, collections, vulnerable customer support and an analytics CoE. Our offerings in RPA, AI and ML include feasibility studies to identify processes, design and build solutions, and develop codes to automate processes for deployment in live environments. As an organization, we are also working on our oil and gas capability and building our renewable energy capability by evaluating a carbon emission model that is designed to not only help our clients but also their customers.

As at March 31, 2023, we had 4,692 employees working in this business unit. In fiscal 2023 and 2022, this business unit accounted for 4.9% and 4.4% of our revenue, and 5.2% and 4.7% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key utilities sub-verticals and industry sectors we serve include:

•	Oil and gas;

•	Electricity; and

•	Water.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Utilities — Service Offerings
Digital Meter-to-Cash Revenue Cycle Operations	Customer Experience Services	RPA, AI and ML	Research and Analytics
Managing the customer lifecycle, which covers acquisition, billing, payment and withdrawal along with dispute resolution, exception handling, customer debt management, payment management for electricity, gas and water utilities across residential and business customers, all-encompassing smart and analog meters, reduction in voids and gap properties, energy efficiency and zero carbon emission;	Sales CoE encompassing customer acquisitions, retention, enhancement, cross-selling / up-selling, customer experience services — queries, correspondence, and asset management; prepay to help our clients set up a completely new offering for the customers;	Feasibility studies to identify processes, build solution design, develop codes to automate processes for deployment in live environments;	Data mining, decision-support services, revenue assurance covering smart collections, fraud analytics, bankruptcy forecasting, fraud reduction, cash flow improvement and engagement with vulnerable customers; this also has customer analytics — segmentation, lifetime value analysis, net promoter score analysis, speech analytics and text analytics;

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

As at March 31, 2023, we had 9,107 employees in this horizontal unit. In fiscal 2023 and 2022, this horizontal unit accounted for 23.0% and 22.4% of our revenue, and 24.3% and 24.2% of our revenue less repair payments (non-GAAP), respectively.

Sub-vertical / Industry Sectors. The key industry sectors we serve include:

•	Retail and CPG;

•	Insurance;

•	Energy and utilities;

•	Healthcare;

•	Media and entertainment;

•	Banking and financial services;

•	Telecom;

•	Manufacturing;

•	Shipping and logistics;

•	Travel and leisure;

•	Hi-tech and professional services; and

•	Other emerging industries.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

Finance and Accounting — Service Offerings
Source-to-Pay	Quote-to-Sustain	Record-to-Report	Decision Support

Sourcing to Contract: Sourcing and supplier relationship management;

Procurement: Procurement operations;

Invoice to Pay: Document management, invoice processing and reporting, purchasing card and travel expense claims processing, payment remittances and accounts payable enquiries;

Miscellaneous activities and month-end close;

Quote-to-Order: Customer master data, credit management and customer contract management;

Order-to-Bill: Customer order management and customer billing management;

Bill-to-Cash: Collections and dispute management, and cash application and customer deduction management;

Report-to-Sustain: Customer request and inquiries, reports and analytics dashboards, and perform revenue assurance;

		Record: Master data management, book keeping, fixed assets, intercompany and general accounting; Report: Financial reporting, statutory reporting and taxation;	Budgeting, forecasting, variance analysis and management reporting;

Corporate Functions	Supply Chain Finance	Governance, Risk, Compliance and Audit Services	Industry-specific Accounting
Treasury, cash management, financial planning and analysis, tax and compliance, decision support and management accounting;	Product costing, inventory accounting, manufacturing accounting, supply chain analytics and supply chain fulfillment support;	Governance consulting, risk analytics services, compliance services and audit services; and	Passenger revenue accounting, revenue audit and recovery, claims management, loan account maintenance, royalty accounting, actuarial, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing and disbursement accounting.

WNS CFO Advisory Services: We seek to deliver to our clients innovative transformation solutions focused on facilitating their progression along the maturity curve aross process, technology and analytical interventions. Our pool of consultants seeks to help customers achieve this through varied advisory service offerings, enabling value creation for the CFO and organization. These advisory services are primarily classified into:

•

Target Operating Model: An assessment of operating, process, technology and governance models utilizing the “Outperforming CFO Framework”, a best practices-enabled framework with toolkits for assessment and digital enablement, designed to create transformation roadmaps and enhance process optimization;

•	Operational Excellence: A service focusing on CoE creation and process maturity modeling, including benchmarking, business process reengineering, performance management and process mining;

•

Finance Modernization: An extensive landscape of proprietary and partner solutions focused on intelligent automation, hyperautomation, implementation and optimization support for bolt-on solutions, platforms, enterprise resource platforms (ERPs) and enterprise performance management rollout. The following is a list of key proprietary solutions:

•	WNS eClose: A workflow solution for streamlining the period-end close process;

•	WNS RecTRAC: A workflow solution with a checklist for automatic reconciliation tracking, processing and validation;

•

WNS JE TRAC: A Journal Entry Advisor hyperautomation app that is an end-to-end journal entry solution to analyze input files, prepare journals, identify anomalies in postings, track approval and post journals in the ERP;

•	AP TRAC: An end-to-end accounts payable invoice processing and workflow solution;

•	WNS Trackpoint Pro: A web-based case management tool; and

•	F&A TRAC: An e-forms and workflow solution that can be utilized in multiple F&A processes across source-to-pay, quote-to-sustain and record-to-report.

•

Finance Analytics: This includes Financial Intelligence-in-a-Box (“FIAB”), a proprietary suite of advanced analytics offerings for CFOs, to generate insights and aid in decision-making with enhanced visibility and control. The following are the primary applications under FIAB:

•	Journal Entry Analytics Platform: An app based on advanced statistical models, designed to transform how controllership works;

•

enC@SH: Working capital enhancement through advanced AP analytics and a range of simulators for “what-if” analysis; provides a prioritized list of opportunities to enhance liquidity and bottom-line impact;

•

DoppelSkanner: A nimble and non-intrusive universal duplicate detection application with multiple cutting-edge features such as fuzzy matching (a technique that provides improved ability to process word-based matching queries to find matching phrases or sentences from a database), phonetic matching and user customizable strictness; and

•

WNS Risk and Audit Analytics: A risk and audit analytics application designed to identify the right set of audit targets from accounts payable invoices and travel and expense claims using a range of intelligent statistical and forensic methods.

•

Compliance and Control: This includes process controls framework design, Sarbanes-Oxley Act-related controls (design, testing and reporting), internal audit support and accounting standards change support (for example, for IFRS 17 implementation and US GAAP long duration targeted improvements).

Customer Experience Services

Our digital CX services are enabled by our proprietary solution WNS EXPIRIUS, which integrates human-assisted design and domain expertise with AI-driven conversational insights and CX consulting-led strategies to create a holistic customer experience.

The EXPIRIUS model comprises eight modular solutions, or microservices, which are all focused on achieving return on investment. These solutions have been designed to meet the specific CX demands of businesses powered through consulting and CoEs, which enable us to deliver smart digital solutions around sales, fulfillment, collections, omni-channel services and more. Our global network of WNS Co-creation Labs leverages a human-centered approach to support the design and delivery of digital CX services.

As at March 31, 2023, we had 17,207 employees in this horizontal unit. In fiscal 2023 and 2022, this horizontal unit accounted for 19.4% and 17.1% of our revenue, and 20.4% and 18.5% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Sectors. The key industry sectors we serve include:

•	Healthcare;

•	Manufacturing;

•	Retail and CPG;

•	Shipping and logistics;

•	Banking and financial services;

•	Travel and leisure;

•	Media and entertainment;

•	Telecom;

•	Utilities; and

•	Hi-Tech and Professional Services.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

Customer Experience Services — Service Offerings
Customer Experience Consulting	Centers of Excellence	Workforce Models	Engagement Models

Cutting-edge technology, proven methodologies and frameworks, and human-assisted solutions;

Expertise across CX initial state assessment, customer journey mapping, omni-channel engagement and hyper-personalized solutions, customer analysis, intelligent automation;

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

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this horizontal unit:

•

WNS EXPIRIUS Toolkit: We collaborate with leading enterprise platform providers, CX technology players, niche vendors and in-house technology and analytics specialists to co-create domain-specific solutions leveraging the right digital infrastructure. As a result, under the EXPIRIUS umbrella, we have created a toolkit of bolt-on microservices, which can be adopted by clients to complement their existing digital CX landscape and deliver business outcomes.

•

EXPIRIUS ConverseEX enables businesses to design the right contact strategy — from messaging bots to conversational interfaces across channels — to intelligently act on customer intent in a human-like manner;

•	EXPIRIUS CloudServEX enables anytime, anywhere omni-channel contact center access with on-demand scalability and business continuity;

•

EXPIRIUS AssistEX empowers contact center agents to drive meaningful interactions with customers through real-time guidance for improved brand experience. It also enhances agent effort by intelligently summarizing customer interactions;

•	EXPIRIUS TranslateEX provides instant support across all languages on digital channels via real-time language translation, and is supported by human curation to deliver native-speaker proficiency;

•

EXPIRIUS EngageEX leverages a compendium of best-in-class practices for operational oversight, delivered through AI-powered business performance dashboards and intelligent workforce management supporting agile delivery models, effective training and coaching toolkits;

•	EXPIRIUS RemoteEX strengthens the remote work environment beyond data and workstation security by leveraging AI and analytics for operational oversight, security and compliance;

•

EXPIRIUS ElevateEX provides a “single source of truth” through intelligent conversation mining across channels, voice of customer analytics and custom predictive models, enabling faster decision-making for Customer Experience Officers; and

•

EXPIRIUS JourneyEX leverages customer touchpoints (across self-service and assisted service channels) to hyper-personalize journeys in real time, derive actionable insights, and tailor an optimum contact strategy for a true omni-channel customer experience.

We have successfully launched new capabilities across the customer interaction lifecycle with:

•	HIFFI: An AI-led property insurance policy quote-to-buy solution that enhances customer experience while reducing cost to serve;

•	Frictionless CX: A solution that offers frictionless journey and straight-through processing; and

•	Digitally Simulated Training Environment: An intelligent training solution that drives engaging and experiential learning and development.

WNS Triange

WNS Triange (formerly “Research and Analytics”) seeks to deliver end-to-end data-driven transformation by enabling businesses to define the right data, analytics and AI strategy, and execute that strategy with cloud-based platforms and solutions designed to achieve improved outcomes.

With deep domain understanding across industries as the foundation, WNS Triange aims to help businesses ask the right questions to accurately identify all the critical challenges, strategize on clear goals, translate them to impactful actions and achieve desired outcomes at speed and scale.

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

As at March 31, 2023, we had 3,845 employees in this horizontal unit. In fiscal 2023 and 2022, this horizontal unit accounted for 10.8% and 10.5% of our revenue, and 11.3% and 11.3% of our revenue less repair payments (non-GAAP), respectively.

Sub-vertical / Industry Sectors. The key research and analytics sub-verticals we serve include:

•	Manufacturing;

•	Retail and CPG;

•	Banking and financial services;

•	Insurance;

•	Healthcare;

•	Travel and leisure;

•	Utilities; and

•	Other emerging industries.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

WNS Triange – Service Offerings
Triange Consult	Triange NxT	Triange CoE
Triange Consult is the consulting arm that co-creates strategy and foundation with enterprises for their data, analytics and AI needs, from roadmaps, gap analyses and change management to governing standards and processes; Triange Consult helps organizations simplify and demystify everyday complexities and analytical requirements using design thinking principles;	Triange NxT integrates next-generation AI, ML and cloud capabilities for enterprises; Triange NxT adopts an AI-led platform approach to drive business value at scale and achieve faster time-to-market for enterprises by deploying different pre-trained models that are relevant and accurately mapped to the data and analytics maturity of organizations; core components are leveraged to build various AI-powered industry analytics modules with seamless user interface to help solve specific business problems; and	Triange CoE drives the end-to-end execution of industry-specific analytics programs that fuel transformation across the enterprise value chain.

Technology Tools / Platforms. Some of the key platform-driven offerings that are part of Triange NxT include:

•

Unified Analytics Platform: This cloud-based, integrated analytics platform aims to refine and accelerate the data-to-insights journey across industries. Modular and cloud-based, it provides end-to-end integration from data to actionable insights and can easily be embedded into existing infrastructure as a “plug-and-play” system, or deployed in an “as-a-service” model. For example, Insurance Analytics in-a-Box is built to combine the platform’s core data components with analytics design patterns, API-driven architecture, insurance-specific algorithms (including claims, pricing, underwriting, fraud, marketing and customer analytics) and AI-powered decision models, and deliver seamless and visually intuitive insights to enable business users of insurance clients to make data-driven decisions; and

•

WNS Skense: A proprietary cognitive data capture and contextualization platform, powered by AI and ML techniques, which extracts data from multiple unstructured and structured sources without the need for an input template / rule-based set-up. It presents the contextualized information in a structured, usable format. The platform drives multiple use cases, such as insurance binders, healthcare claims, financial spreading, airwaybills, research documents and contracts.

Technology Services

Our technology strategy for clients has been to leverage established and emerging technologies to re-define existing business models, embed process intelligence and automation into business operations, and drive organizational agility.

At the core of our technology strategy is “WNS TRAC ®,” which is a consolidated suite of comprehensive digital BPM solutions. It combines the strengths of deep domain and technology expertise, a global partner ecosystem and end-to-end service provisioning (from consulting / advisory to implementation, support and managed services).

WNS TRAC ® solutions are pre-configured with best practices and industrialized accelerators designed to drive development and adoption of cloud-native applications, intelligent automation, AI/ML and advanced analytics – with a host of deployment options and commercial models to choose from. Available as all-inclusive BPaaS or plug-and-play solutions that are designed to seamlessly integrate with clients’ existing technology environment, our digital solutions seek to drive transformation for today’s anytime-anywhere consumers.

As at March 31, 2023, we had 1,432 employees in this horizontal unit. In fiscal 2023 and 2022, this horizontal unit accounted for 3.7% and 2.1% of our revenue, and 3.9% and 2.2% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key industry sectors we serve include:

•	Travel and leisure;

•	Insurance;

•	Shipping and logistics;

•	Utilities;

•	Retail and CPG;

•	Healthcare;

•	Banking and financial services; and

•	Hi-tech and professional services.

Industry-specific Technology Tools / Platforms. We utilize the following industry-specific technology tools and platforms in delivering services to our clients in this horizontal unit:

•	Travel TRAC

•	Verifare Plus 3.0SM: An automated, analytics-enabled and web-based fare audit solution on cloud, designed to enable airlines to maximize revenue recovery and minimize revenue leakage;

•	QbaySM: An automated, cloud-hosted workflow management platform designed to manage back-office operations across centers and geographies, minimize costs and enhance customer service;

•

SmartPro® Interline Audit Tool: An automated, analytics-led and web-enabled proration engine designed to help airlines make better revenue management decisions, arrest revenue leakage, prorate accurately, comply with industry regulations and reduce total cost of operations;

•	BIDT Audit: An automated, cloud-hosted revenue integrity platform for the audit and recovery of any revenue losses resulting from non-compliance in travel agency bookings;

•	WNS ACOSS: A suite of agile solutions designed to enhance efficiencies across revenue and cost-critical cargo processes; and

•

Commercial Planning Suite: A cloud-based and unified decision support / analytics platform designed to drive actionable insights from disparate sources for functions such as revenue management, sales, pricing, network planning, code share and alliances.

•	Insurance TRAC

•	WNS InVog (Insurance-in-a-Box Solution): A target operating model designed to provide insurers with the combined advantage of technology platforms and BPaaS;
•	Claimonix: An auto claims management solution with claims reporting and repair management capabilities suited for small and mid-tier carriers;

•	Underwriting Workbench: An end-to-end process management solution to help underwriters access relevant data quickly and for efficient decision-making;

•	Mobile-enabled First Notice of Loss: A smartphone self-serve application designed for claims lodgement; and

•	eAdjudicator: An RPA- and analytics-led solution designed to automate the end-to-end adjudication process for various types of claims.

•	Banking and Financial Services TRAC

•	Client Onboarding: This complete solution for onboarding clients in both retail and corporate banks includes KYC checks and identity verification; and

•	Card Dispute Management: This automates and streamlines the entire dispute cycle starting from dispute request through chargeback workflow to processing incoming chargeback requests.

•	Shipping and Logistics TRAC

•	WNS Malkom: A freight automation platform, underpinned by ML, designed to automate the end-to-end bill of lading and customs invoicing process; and

•

WNS CollecTRAC: A re-usable collections bot that may be used as a plug-and-play solution or one that is ready-to-integrate with customer-specific portals and enterprise applications, designed to improve aging AR and turnaround time (“TAT”) for dispute resolution and response to customer queries.

•	CPG and Retail TRAC

•	Warranty BPaaS: A platform-led offering designed to automate claims processing, improve customer satisfaction and reduce the cost of warranty operations.

•	Healthcare TRAC

•	WNS TRACbox: A multi-channel healthcare claims processing and workflow platform for advanced document handling and operational efficiency.

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

•	Order-to-Cash: A software-as-a-service solution designed to standardize the order-to-cash process in line with industry-leading practices; and

•	Record-to-Report: A solutions suite designed to automate complex and high-volume transactional reconciliations for banks and large organizations and streamline period closure activity tracking.

•	CPO TRAC: A procurement management solution that leverages digital advancements along with predictive and functional analytics designed to transform procurement functions

•	ProjectTRAC: A product for end-to-end procurement portfolio management with capabilities around project intake, project tracking, savings, value management and resource utilization;

•	InsightTRAC: Holistic procurement and category analytics providing predictive and actionable insights;

•

PIA: This AI-based digital assistant, integrated with real-time data tools and automation for a simplified stakeholder experience across the procurement ecosystem, assists with guided buying and queries around procurement policy, purchase order, purchase requisition, invoice and project status;

•	KnowledgeTRAC: A one-stop procurement knowledge platform for category managers, for playbooks, category intelligence, collaboration and best practices;

•

IntelliTRAC: An AI-enabled tool — powered by Wide Narrow, an AI/ML-based collaborative market intelligence platform — designed to transform unstructured market data into meaningful and actionable insights, providing proactive market intelligence for category managers; and

•	CategoryTRAC: A next-generation category strategy and execution platform that provides portfolio management, analytics and intelligence to enable strategic category management.

•	WNS Xpert

•	A proprietary low-code / no-code process-agnostic workflow automation platform with best-of-breed technology and scalable, secure architecture.

•	Managed Services

•	TrackPoint Pro: A proprietary, web-based case management solution that is designed to transform operations, track end-to-end task lifecycle and drive higher stakeholder satisfaction;

•	Zoho Desk: A cloud-hosted solution designed to streamline work practices and increase collaboration through easy and effective query resolution; and

•

Zoho Manage Engine ServiceDesk Plus: A cloud-hosted IT service management solution designed for quicker ticket resolution and better availability of IT services to establish a more organized way of working.

•	Analytics

•

Unified Analytics Platform: A modular, cloud-based, integrated analytics platform designed to refine and accelerate the data-to-insights journey across industries. It seeks to provide end-to-end integration from data to actionable insights and can be embedded into existing infrastructure as a ‘plug-and-play’ system, or deployed in an ‘as-a-service’ model;

•

WNS Skense: A proprietary cognitive data capture and contextualization platform, powered by AI and ML techniques, which extracts data from multiple unstructured and structured sources without the need for an input template / rule-based set-up. It presents the contextualized information in a structured, usable format;

•	Precizon: A SaaS-based pharma competitive intelligence solution powered by WNS’ deep therapeutic expertise and an AI/ML enabled platform;

•

Forecasto: A customized online platform that supports forecasting across the product lifecycle – pre-launch, launch and in-line – and underpins key processes, such as strategic planning, long-range forecasting and budgeting, designed to reduce TAT during stakeholder alignment and consensus building.

•	SocioSEER™: A social media analytics platform;

•	WNS Sentinel: An AI-led tracking tool for early identification of trends for new product development; and

•

AI Workbench: An enterprise-grade AI and analytics solution for end-to-end data and AI lifecycle management, with integrated model management, data connectors for multiple data sources, access controls and advanced business reporting and visualization.

•	Customer Experience

•

WNS EXPIRIUS: A digital customer experience model designed to integrate human-assisted design and domain expertise with AI-driven insights and consulting-led strategies, offering multiple solutions as mentioned below:

•	Conversational AI solutions based on a platform-driven delivery model, designed to lead to better customer experience at reduced operational cost; and

•	CCaaS (Contact center as a service) solutions offering voice, email, SMS, chat, video, web and social media services in parallel.

•

RPA and Intelligent Automation TRAC™: A proprietary suite of automation solutions developed on third-party collaborators’ platforms for RPA, cognitive technologies, ML and AI systems. It is designed to deliver automation and transformation services to our clients.

Sales and Marketing

The sales cycle for BPM services is time-consuming and complex in nature. The extended sales cycle generally includes initiating client contact, submitting requests for information and requests for proposals for client business, hosting client visits to our delivery centers (in person or virtually), and performing analysis (including diagnostic studies, proofs-of-concept, and pilot implementations) to demonstrate our delivery capabilities, finally culminating into a contract with the client. Due to the complex nature of the sales cycle, we have aligned our sales teams to our vertical business units and horizontal capabilities (such as WNS Triange) and staffed them with “hunting” or new relationship sales professionals (which we refer to as “hunters”), as well as “farming” or existing client relationship professionals (which we refer to as “farmers”). Our hunters and farmers have specialized industry knowledge and experience, which enable them to better understand prospective and existing clients’ business needs and to offer appropriate domain-specific solutions.

Our sales and sales support professionals are based in Australia, the UAE, Eastern Europe, India, Singapore, South Africa, the UK and the US. Our sales teams work closely with our global sales support team, which provides critical analytical support throughout the sales cycle. Other key capabilities offered by our sales support team include hyperautomation, transformation, consulting, generating leads for potential business opportunities and research support.

Our sales teams comprise highly experienced professionals, with an average tenure at WNS exceeding three years. They bring a wealth of industry expertise and leverage their knowledge to orchestrate transformative deals with new and existing clients. As at March 31, 2023, our front-line sales teams consisted of 143 members including hunters and farmers.

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

Both farmers and hunters work with clients to co-create digital-led solutions that help our clients embrace change and deliver value to their end customers. By leveraging their detailed understanding of the clients’ business objectives gained through close interactions, our sales teams actively identify and target processes that can be better digitized and delivered by WNS’ expert talent with a view to improving self-service, cost efficiency, service accuracy, effectiveness, financial control and systematized performance consistency. Through this forward-looking design philosophy, we have developed a strong track record of increasing our sales year-on-year as well as expanding our relationships with existing clients.

A key aspect of our sales growth has been the ability of our sales leaders, in collaboration with their expert solutions and operations team, to both foresee and adapt to market changes that impact clients’ respective industries, operating and revenue models. The pervasiveness of AI and ML and the integration of data into the human-centric and automated decision making process have changed WNS’ approach to BPM. Our team’s focus has evolved into developing service models that utilize digital offerings and services by means of our proprietary and our industry alliance partners’ solutions. This helps us to address and often go beyond clients’ needs. We are an evolved digital solutions provider in key business verticals such as insurance, banking, manufacturing, healthcare, travel and retail. Our acquisitions of domain-agnostic operating companies such as Vuram, The Smart Cube and OptiBuy, combined with industry vertical expertise, deliver domain-specific hyperautomation solutions to our prospects and clients.

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

Clients

As at March 31, 2023, we had a diverse client base of 627 clients (with each client contributing more than $0.01 million in revenue in fiscal 2023) across a variety of industries and service types, including companies that we believe are among the leading players in their respective industries.

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

	Year ended March 31,
	2023	2022
Below $1.0 million	457	258
$1.0 million to $5.0 million	120	108
$5.0 million to $10.0 million	23	25
More than $10.0 million	27	23

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

Intellectual Property

We use a combination of our own proprietary software platforms and systems, together with our clients’ software systems and third party software platforms and systems, to deliver our BPM and Technology services. Our proprietary solutions, combined with licensed software (including on-premise or cloud hosted services like software-as-a-service/ platform-as-a-service), allow us to position and market our Services as integrated solutions under our WNS TRAC® suite. In most of the cases, these technology solutions are combined with our core BPM service offerings. Our principal proprietary software solutions include:

(1)	WNS TRAC® industry-specific solutions, including the following:

a)	Insurance TRACTM solutions including digital claims platform, WNS InVog (Insurance-in-a-box), and other proprietary solutions in our Insurance business unit;

b)

Travel TRACTM solutions, including revenue accounting platform, fare audit platform (“Verifare Plus 3.0SM”), fare pro-ration solution (SmartPro), revenue integrity solution (“BIDT”), queue distribution and productivity management solution (QbaySM), ACOSS as suite of agile solutions designed to enhance efficiencies across revenue and cost-critical cargo processes, and other solutions which we use in our Travel business unit

c)

S&L TRACTM solutions including WNS Malkom, a cloud native digital platform that covers end-to-end freight automation for logistics carriers and shipping companies, and helps drive optimization using AI/ML algorithms

d)	Healthcare TRAC™ solutions including multi-channel workflow platform for advanced document handling and improvement in process and operational efficiency (WNS TRACKBox) and

e)	Industry-specific point-solutions used in other business units.

(2)	WNS auto claims software platform (Claimonix) for insurers and fleet services, which we use in our WNS Assistance business, as well as other insurance clients;

(3)	WNS TRAC ® cross-industry solutions, including the following:

a)

CFO TRACTM solutions for our finance and accounting services, combining our proprietary software as well as solutions developed on 3rd party software. The suite includes AP TRACTM, solution for end-to-end invoice processing workflow,

b)	Digital CIS TRACTM solutions including WNS EXPIRIUS for our CIS (Customer Interaction Services) practice, combining multiple solutions across the customer interaction lifecycle

c)	CPO TRACTM solutions for procurement including proprietary solutions like ProjectTRAC, InsightTRAC, WNS Procurement Card and PIA chatbot for procurement services

(4)

WNS RPA and Intelligent Automation TRACTM, including our proprietary automation solutions and solutions developed on third party partner platforms for RPA, cognitive technologies, ML and AI systems for delivering automation and transformation services to our clients.

(5)

WNS Vuram includes our hyperautomation proprietary solutions and accelerators on a low-code platform, such as TrustHall to automate commercial contract lifecycle, AppEzy to empower business users with dynamic application building and workflows and ESGHall to enable organizations to achieve their ESG goals through automation.

(6)

The Smart Cube includes proprietary assets across four core segments namely, Procurement & Supply Chain, Commercial, Sales & Marketing, Digital & Analytics and Strategy & Investment Research, and proprietary platform “Amplifi PRO”.

(7)

OptiBuy provides procurement transformation and consulting through its proprietary assets including its “OptiPRO” methodology to help implement end-to-end procurement transformation with process mapping and mining analysis.

There are other proprietary software, point solutions and platform solutions developed on third party software used for cross-industry services including our WNS Triange business unit.

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

Work from Anywhere: We have designed a highly secure and resilient work-from-anywhere solution leveraging multi-cloud technology. We have plugged in the Zero-Trust platform designed to protect internal and external applications against compromised remote devices and data theft. Further, strengthening of the platform’s security layer is done by implementing a multi-factor authentication.

Technology service management methodology — Our technology service delivery management is based on an information technology infrastructure library framework. We assist over 600 clients with technology implementation, service delivery and support for end user computing, wide area network, local area network telecommunications, customer interaction management platform, IT security, datacenter systems and cloud computing technology platforms.

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, and provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 1,500 employees that help us meet quality assurance and ISO 9001 standards for Quality Management Systems and ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality to customers. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2023, more than 1,300 different projects / ideas completed using Lean Six Sigma / Kaizen methodologies and over 300 ideas/ additional projects are in progress. We also trained over 36,000 employees in ISO 9001 and Lean Six Sigma principles in fiscal 2023.

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

We have further enhanced our business continuity strategy, in view of the COVID-19 pandemic, through the implementation of a secure hybrid “Work-from-Home and Work-from-Office” model.

“Our approach to information security involves implementation of an organization-wide information security management system, which complies with the ISO 27001:2013 to manage organizational information security risks. These measures seek to ensure that sensitive information pertaining to our company or our clients remains secure. Currently, information security systems at 52 delivery centers are ISO 27001:2013 certified, and we expect to seek similar certifications for our newer delivery centers. We also comply with the Payment Card Industry Data Security Standard (“PCI DSS”) which is a security standard aimed at helping companies proactively protect cardholder data and sensitive authentication data. In addition, on an annual basis, we undergo “Service Organization Controls (“SOC”) 1 Type 2” audits, pursuant to Statements on Standards for Attestation Engagement No. 18 and International Standards for Assurance Engagements No. 3402, with respect to our general control environment supporting operational delivery, and “SOC 2 Type 2” audits, with respect to the trust service categories of security, availability and confidentiality.

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

Human Capital

As at March 31, 2023, we had 59,755 employees, of whom 38,869 were based in India, 11,764 were based in the Philippines, 4,440 were based in South Africa, 1,326 were based in the US, 1,009 were based in Sri Lanka, 647 were based in Romania, 548 were based in the UK, 497 were based in China, 201 were based in Poland, 164 were based in Costa Rica, 111 were based in Australia, 76 were based in Spain, 40 were based in Turkey, 17 were based in Canada, 11 were based in Malaysia, 10 were based in Germany, 9 were based in Mexico, 8 were based in France, 4 were based in the United Arab Emirates, 3 were based in Singapore, and 1 was based in Switzerland. Most of our associates hold university degrees. As at March 31, 2022, we had 52,081 employees. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part of our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which we source from recruitment agencies, job portals, advertisements, college campuses and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruited an average of 3,127 employees per month in fiscal 2023.

During fiscal 2023, 2022 and 2021, the attrition rate for our employees who had completed six months of employment with us was 39%, 36% and 22% respectively.

Learning and Development

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

•

Digital Future: DiFU is a program through which we develop capabilities across the organization in order to be digitally ready for the future. We collaborated with Deloitte Consulting and MIT Sloan to establish a digital competency framework that has been tailored for employees at all levels. Select employees at the leadership level go through a “digital mindset” development program, which is a series of seven workshops curated in partnership with Deloitte Consulting and the WNS leadership team.

•

WNS Education Program: This is a structured, curriculum-based, industry-relevant certification program for developing technologically savvy domain specialists with the right temperament to thrive in a digital world. The program was conceived to address vocational and skillset deficiencies expected in the foreseeable future. The WNS Education Program aims at:

•	Building capabilities to lead digital transformation in the BPM space by enabling the workforce to create ready-to-deploy capstone projects;

•	Raising the organization’s digital consciousness by driving awareness on and familiarizing the workforce with emerging technology;

•	Repurposing and re-skilling our workforce (since BPM-specific education is not available in the WNS ecosystem) to created conduits between business and emerging technology; and

•	Preparing a workforce of digital natives who are tech-aware and capable of working on technological projects.

The WNS Education Program currently caters to 15 geographies, offering seven conduit / catalyst-level certifications in AI / ML, data analytics, Power BI (a data sharing and visualization platform provided by Microsoft) and RPA and four awareness-level certifications in emerging technologies (such as digital, RPA, big data and AI). The program was established 4 years ago. We now have more than 415 upskilled employees, 300 capstone ideas and 11,200 digital badges awarded.

•

FutureSkills: FutureSkills is a new age learning experience platform established by NASSCOM. The FutureSkills platform aims to help IT professionals develop capabilities in digital technologies. The platform enables continuous learning and deep skills development in nine emerging technologies – RPA, big data, AI, cybersecurity, IoT, virtual reality, 3D printing, social and mobile and cloud computing. In addition to technical skills, FutureSkills users have the opportunity to develop professional skills such as digitalization, problem solving, design thinking, communication and story-telling, project management, negotiation and influencing, collaboration, product management, program management and continuous learning. WNS has made the platform accessible via license for each and every employee across the globe.

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

•

Empowered LMS: Empowered LMS, the Learning Management System platform powered by Enthralltech, is an extension of the GLINT digital learning platform with advanced training management capabilities. It offers end-to-end blended learning solutions that are mapped to our specific business needs. The platform is designed to manage structured learning programs by planning, organizing and delivering live, virtual and blended training programs in a modern and agile manner. With a simplified user experience, the platform helps manage the assessments and certification of users. It also supports an advanced reporting dashboard with in-depth training analytics and customized reports.

Robust Leadership Bench. We have also established a number of programs that focus on nurturing and developing future leaders of the organization.

•

Signature Leadership Development Program (“SLDP”): As companies digitize products and processes, and new ecosystems take shape, some industries face a greater risk of disruption than others. We expect that the leadership will seek to explore new paradigms, thoughts and perspectives as their organizations undergo digital transformation. With this in mind, we have curated SLDP as an executive leadership development program in partnership with Korn Ferry and Harvard Business Publishing.

SLDP is a 12-month program, designed as a combination of face-to-face in-person and virtual sessions, providing one-on-one as well as group coaching, along with corporate immersions. The last leg of this program was completed in September 2022 with an academic immersion at Harvard University, Boston.

•

The CEO Millennial Council: Approximately 80% of our workforce are millennials and “Generation Z”. The CEO Millennial Council is an initiative where young minds at WNS get the opportunity to work closely with senior leaders in our Company. Council members are tasked with helping the WNS brand stay in alignment with changing trends. They also develop action plans for the organization in their chosen fields, including employee engagement, corporate social responsibility, technology and enhancement of our brand presence.

•

WNS’ Leadership Academy: This initiative for leadership development aims at offering customized, role-specific, competency-aligned leadership development solutions for our leaders in the role band of C2 and above. The objective is to build leadership capabilities to enable the organization to reach its business goals. Programs are mapped to a competency set titled “Leadership Winning DNA” and includes competencies related to the client, business acumen, digital mindset, people leadership and personal mastery. WNS’ Leadership Academy offers learning programs developed with academic institutions and business consulting / training firms such as Duarte Training, Deloitte, Strategic Proposals, Ariel Group and Wilson Learning.

•

The Trusted Client Advisor (“TCA”): This program develops strategic client management capabilities of our client partnering teams across the globe to make them trusted advisors. This curated learning journey spreads over a total of 31 hours and comprises four modules, which are co-created with four leading learning providers. This capability-building program was not required for the current financial year, but will be launched again for a new cohort in the coming financial year.

•

The WNS Sales Academy: The WNS Sales Academy has been launched for our global sales team to foster a culture of continuous professional development. This curated program is a blend of self-paced learning, masterclasses from eminent speakers and roundtable conversations. The program content has been curated in partnership with LinkedIn Learning and is mapped to the essential aspects of WNS’ sales cycle, which include demand generation and pipeline, consulting and advisory, stakeholder management and relationships, negotiation and closing deals, and essential sales acumen.

•

“Q-rious” Awards: WNS’ learning-excellence awards cover 12 categories and are designed to fuel curiosity, encourage knowledge acquisition and celebrate learning excellence; winners are announced every quarter and celebrated in an annual award ceremony.

•

i-Excel: This leadership-learning intervention is designed for specific cohorts from business units, horizontals and support functions, based on key identified areas / themes. The programs are delivered by Harvard Business Publishing and Cornell University. A series of programs are conducted virtually over a period of a few months, using a blend of virtual classroom sessions, group assignments, simulations and self-paced learning modules.

•

In collaboration with Harvard Business Publishing: A total of four sessions on the theme “Leading in Turbulent Times” are spread over six months and facilitated by HBP moderators. This program focuses on three core areas, namely personal leadership, leading through crisis and being client-first in the new world.

•

In collaboration with Cornell University: A total of nine sessions (three sessions per theme) are facilitated by professors from Cornell University on three key themes of enterprise leadership, inspirational leadership and being future forward (i.e., developing an understanding of key trends impacting the organization’s future).

•

Gravitas: Developed in collaboration with leading learning organizations, this is a curated 23-hour journey with two components — a programmatic journey focusing on self-introspection, impactful communication, professional presence and personal well-being; and a self-introspection journey, which gives 360-degree feedback in a virtual live and survey format.

•	Building Coaching Capabilities

•	WNS Certified Coach: This program for mid-level managers has been conceptualized to enable a coaching mindset and build coaching capabilities across the enterprise.

•	Leader as Mentor and Coach: This program has been created to help leaders acquire coaching and mentoring tools and techniques to augment their leadership style.

These leadership programs are available on multiple platforms in different formats, including self-paced courses, virtual instructor-led sessions, simulation-based training and other blended learning methods.

Inclusive Culture. We are committed to creating an inclusive culture within the organization. To this end, some of the programs we have implemented include:

•

Centurion Program: A talent management program for grooming women leaders within the organization, this program has so far given us about 45 women leaders for roles in middle management across business teams. The program has been launched to meet the following initiatives:

•	Build a talent pipeline of potential women leaders through structured development;

•	Provide an aspirational and structured career progression framework for high-potential female employees; and

•	Further our diversity and inclusion agenda.

•	Bloomberg Gender Equality Index: WNS has been included in the Bloomberg Gender Equality Index for three consecutive years from 2021 to 2023.

Talent Fungibility. The BPM industry has been revolutionized by AI, robotics and other digital disruptions. As such, there is an increasing need for a pool of fungible talents to meet changing business requirements. We have implemented a number of initiatives designed to keep our employees’ skills relevant in the competitive market and in different roles.

Examples include:

•

The “Aspire” Program: The Aspire program enables the creation of talent pools for roles that are expected to develop in the near future. Employees are taken through a specially designed journey which includes tie-ups with reputed academic institutes, leader-speak sessions, live projects, etc.

•

HR Leadership Program: This 18-month journey, created in collaboration with Deloitte Consulting, has been curated for human resources managers to move into leadership roles for different human resources functions.

•	COMPASS: This is a dedicated, self-paced learning platform for managers transitioning into new roles.

•

Emerging Leaders Program: This is a program that specifically caters to emerging leaders in tier II locations in India within our Company. A few key focus areas are managing new expectations and changes; client collaboration and handling conversations; managing team performance and retention; building linguistic capability; and building a pool of self-sufficient front-line managers.

Employee Health and Safety

WNS Occupational Health & Safety—Management System

WNS has a well-defined Occupational Health and Safety Management System and its major service delivery locations such as WNS India, Philippines, South Africa, Romania, and Sri Lanka have implemented and have been certified for the latest international standard ISO 45001:2018, which cover WNS’ major headcount and area footprint. The organization has a systematic approach of integrating Environment Health and Safety (“EHS”) into its business practices. Other locations of WNS will be included under the certification program in phases pursuant to the business/client requirement.

WNS has a well-defined EHS policy which is signed by the Group CEO. This policy reflects the intent, direction and commitment of the top management towards environment protection, health and safety of employees and contractor employees working at WNS. The four key elements of the EHS policy are:

•	Environment & sustainability

•	Encourage compliance

•	Employees & stakeholders (clients, suppliers, contractors & government)

•	EHS integration & business excellence

The purpose of EHS system is to identify and control hazards on an on-going basis to protect the environment and the health and safety of employees and stakeholders. Our EHS management system partners with all concerned internal and external stakeholders to provide a safe and health work place. Technically, the complete EHS Program follows the Plan Do Check Act (“PDCA”) approach which provides the opportunity to identify the scope of improvement and move towards continual development.

EHS awareness is part of a new employee induction program. WNS has a dedicated team for risk management. The high-level risk assessments are performed and necessary control measures are placed accordingly to minimize risks. The risk management team also performs periodical risk audits at each location and follows up for the relevant closures. In addition to the high-level risk assessment performed by the risk management team, the hazard identification and risk assessment at functional/task level are also performed by the EHS team. The control measures are being set accordingly. Appropriate information and training are provided to concerned teams for better execution of the allotted role/task and continual improvement. EHS is a part of new employee induction program. Online trainings modules on health and safety topics with assessment are available for employees. Post completion of the assessment, the digital certificates are provided for the successful participants.

In addition, WNS has a dedicated corporate legal team that ensures complete adherence to applicable regulatory requirements. The organization has an automated online Ernst & Young Global Compliance Manager Tool (“GCT”) to help ensure a high level of compliance.

•	GCT contains a comprehensive repository of applicable statutory compliances for each entity/branch/function.

•	IT provides timely alerts and enables the users to report compliance activities seamlessly.

•	GCT dashboard provides a real-time status of the organization’s compliance health to the management.

The on ground implementation of the local regulations and international standards as per ISO 45001 is co-ordinated by the facilities and admin-EHS function.

The EHS program of WNS not only protects the employees but also cares for the contract workers, through various trainings, awareness session and health screening camps. The program has a matured pathway for the management of sustainable development, while taking care of the health and safety of its employees and service providers. For this purpose, several new procedures and practices were also laid down. Sites are equipped with emergency mitigating systems and procedures. Sufficient exit routes, fire alarm and fighting equipments have been installed which are periodically inspected. Mock drills and other necessary trainings are also performed. Required periodical Internal, Client and Certification audits are also conducted to check maintenance of the program.

WNS has an Incident Management System which is an online intranet portal to report all types of incidents. The purpose of IMS is to ensure that all Occupational Illness, Injury & Learning Incident (Near Miss), Environmental Releases by spill or leakages are appropriately managed, promptly & appropriately reported. Any event that requires investigation (due to either its intensity of harm to people, environment or property or might have potential of causing such harm) are evaluated to find the root cause and necessary corrective and preventive action shall be taken wherever required in response to it for the enhancement of safety and environmentally sound at workplace.

The EHS policies and procedures include:

1)	EHS Policy

2)	Corporate EHS Manual

3)	EHS Standard Procedures and Guidelines which has below major procedures and guidelines

4)	EHS Committee

5)	Compliance and Communication for Contractors, Service Providers & Suppliers

6)	Change Management

7)	Occupational Health Center Management

8)	Walking Working Surfaces and Ladder Safety

9)	Fire Prevention and Protection Systems

10)	Occupational incident and Environmental Release

11)	Sustainability Reporting

EHS Forms/Checklist:

•	Change Management Form

•	EHS Committee MOM Form

•	Permit to work Form

•	Fire Extinguisher Inspection Form

•	Walking working Surfaces Checklist

•	Health & Safety Management certification ISO45001:2018

•	Occupational Safety and Health Award: Silver Award at the 4th OSH India Awards 2016 conducted by UBM.

•	Global safety Summit Award 2019 for two categories, Environment Awards (ITES) and Health & Safety Awards (ITES) 2019

Environmental, Social and Governance

As responsible stewards of the environment, we have implemented a robust sustainability strategy encompassing our operations, products and services. Our holistic approach focuses on conserving natural resources, reducing our carbon footprint and promoting a circular economy. WNS is now a signatory to the United Nations Global Compact and adheres to the principles of human rights, labour, environment and anti-corruption. We have published an ESG report in accordance with Global Reporting Initiative, Sustainability Accounting Standards Boards and United Nations Sustainable Development Goals.

Our five-pronged people-centric approach guides WNS’ Environment, Social and Governance agenda by:

•	Enabling our people to outperform by nurturing diversity and inclusivity

•	Delivering value to our clients through end-to-end business transformation steered by our industry expertise, data-to-insights capabilities and digital innovation prowess

•	Caring for our communities through the WNS Cares Foundation’s targeted programs guided by the three pillars: Educate, Empower and Enrich

•	Building a safe ecosystem for all our stakeholders through ethics, integrity and compliance

•	Protecting our planet by managing our environmental performance while optimizing resource consumption

For more information about our ESG initiatives, and accomplishments, please see our ESG Report available in the “About us” section of our website.

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several federal and state agencies in Australia, China, Costa Rica, Canada, France, Germany, India, Ireland, Mauritius, Malaysia, the Mexico, the Netherlands, New Zealand, the Philippines, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US that regulate various aspects of our business. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.” We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2023, 2022 and 2021, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $20.7 million, $20.9 million and $11.1 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2023, 2022 and 2021 respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme. From fiscal 2016 until fiscal 2023, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2026. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Also, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to our Philippines subsidiary. Our effective tax rate in Sri Lanka had been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018 until December 31, 2019, following which the income from export of service had been subject to tax at 14% on net basis. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue, as more fully described below.

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

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions in the last five years. From fiscal 2012 until fiscal 2023, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon and Noida, India that were registered under the SEZ scheme. Some of these operations are eligible for a 100.0% income tax exemption for a period of five years from the date of commencement of operations, which are set to expire between fiscal 2022 and fiscal 2024. Following the expiry of the 100.0% income tax exemption, these operations are eligible for a 50.0% income tax exemption, which are set to expire between fiscal 2026 and fiscal 2034. Such income tax exemptions are only eligible for business units and operations set up under the SEZ legislation on or before March 31, 2020.

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

Philippines

From fiscal 2016 until fiscal 2023, our Company started operations in various delivery centers in the Philippines which are eligible for tax exemption benefits expiring between 2020 and 2026. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per the Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years.

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

1.	# WNS Cares Foundation is a company registered under Section 8 of the Companies Act, 2013 (prev. Section 25 of Companies Act, 1956).
2.	One redeemable participating preference share entitles The WNS B-BBEE Staff Share Trust to:

(i) participate in 48.84% of the economic interest of WNS South Africa (Pty) Ltd;

(ii) exercise 48.84% of the voting rights on any shareholder’s resolution proposed by WNS South Africa (Pty) Ltd

3.	WNS Global Services Private Limited acquired Vuram with effect from July 1, 2022.

4.	WNS Global Services Malaysia Sdn. Bhd.,was incorporated in Malaysia with effect from July 21, 2022.

5.

WNS Information Services (India) Private Limited (formerly known as MOL Information Processing Services (India) Private Limited which was a subsidiary of WNS (Mauritius) Limited was amalgamated (Merger by Absorption) with WNS Global Services Private Limited effective from August 30, 2022.

6.	WNS Global Services (UK) Limited acquired The Smart Cube & OptiBuy w.e.f. December 16, 2022.

7.	WNS BPM Americas Holdings Inc. was incorporated in Delaware, US with effect from March 1, 2023.

8.	WNS BPM Americas LLC. was incorporated in Delaware, US with effect from March 3, 2023.

9.	Denali Sourcing Services, Inc. and WNS Global Service Inc. were each converted into a limited liability company with effect from April 1, 2023.

D. Property, Plants and Equipment

As at March 31, 2023, we have an installed capacity of 37,222 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis.

The majority of our properties are leased by us, as described in the table below, and most of our leases are renewable at our option, as described below. The following table describes each of our delivery centers and sales offices, including centers under construction, and sets forth our lease expiration dates.

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
India:
Mumbai	421,387	3,207
Godrej Plant 10			February 15, 2026	N/A
Godrej Plant 11			February 15, 2026	N/A
Godrej Plant 5			February 15, 2026	N/A
Raheja (SEZ), Airoli			May 31, 2029	N/A
Interface building, Malad – 4th floor			March 31, 2025	N/A
Gurgaon	342,351	4,022
World Tech park Block – B2 – 9th floor			April 30, 2027	April 30, 2032
World Tech park Block – B3 – 9th floor			April 30, 2027	April 30, 2032
World Tech Park – 8th, 9th, 10th & part 11thfloor			April 30, 2027	April 30, 2032
World Tech Park– Remaining part of 11th floor			April 30, 2027	April 30, 2032
World Tech Park – Block A3 – 11th floor			April 30, 2027	April 30, 2032
World Tech Park – Block B3 – 10th floor			April 30, 2027	April 30, 2032
World Tech Park – Block B2 – 10th floor			April 30, 2027	April 30, 2032
World Tech Park – Block A2& A3 – 10th floor			April 30, 2027	April 30, 2032
Pune	656,046	8,773
Magarpatta			N/A	N/A
Weikfield – Phase I			Feb 14, 2028	June 14, 2028
Weikfield – Phase II			April 30, 2028	June 14, 2028
Weikfield – Phase III			June 14, 2028	N/A
Magarpatta (SEZ) – Level 5			February 14, 2026	N/A
Magarpatta (SEZ) – Level 6			October 26, 2026	N/A
Magarpatta (SEZ) – Level 7			February 28, 2027	N/A
Magarpatta – Tower 9			February 28, 2029	N/A
Pune Info city – 5th floor			June 14, 2027	June 14, 2032
Pune Info city – 4th floor			June 14, 2028	N/A
Pune Info city – 3rd floor			September 30, 2023	September 30, 2033
Nashik	114,908	1,813
Shreeniketan			June 30, 2023	N/A
Vtech			October 13, 2023	N/A
Ashoka Business Conclave – 6th floor			November 19, 2024	N/A
Ashoka Business Conclave – 3rd floor			November 19, 2025	N/A
Bangalore	191,890	1,900
RMZ Centennial – Ground floor and Level 1			June 14, 2025	June 14, 2028
RMZ Centennial – Level 2 and 3			October 31, 2025	October 31, 2028
RMZ Centennial – Terrace			July 31, 2025	July 31, 2028
Chennai	140,144	1,320
RMZ Millenia Ground and 1st floor(2)			March 31, 2024	March 31, 2045
DLF (SEZ) – Phase 1&2			March 15, 2026	March 14, 2031
DLF IT SEZ – 9th floor			March 15, 2026	March 15, 2031
Vuram Shyamala Towers – 3rd floor			January 31, 2026	January 31, 2031
Vuram Shyamala Towers – 2nd floor			July 31, 2025	July 31, 2028
Vishakhapatnam	212,693	1,697
Vizag IT Park Ltd			April 1, 2034	N/A
Tech Mahindra			March 31, 2026	March 31, 2029
Tirchy
Vuram|Elcot IT Park	5,976	80	February 28, 2025	February 28, 2028
Noida	22,111	638
Brookfield			January 22, 2028	January 22, 2033
Windsor IT Park |SmartCube			March 31, 2025	N/A
Jaipur		7
Vuram IndiQube Fort			October 31, 2023	N/A
Indore	52,214	522
Brilliant Titanium – 5th floor			May 15, 2032	May 5, 2037
Hyderabad	19,863	329
Maximus Tower, 1st floor			January 5, 2028	N/A

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
Sri Lanka:	54,675	771
Colombo (HNB) – Level 12 and 13			July 31, 2028	N/A
Colombo (Orion City)			August 24, 2023	August 24, 2028
UK:	14,883	170
Ipswich (Museum Street)			May 23, 2028	N/A
Piccadilly (Malta House)			February 10, 2027	N/A
Lloyds Building			December 31, 2024	N/A
Sackville House,39-40 Piccadilly			January 9, 2025	January 9, 2030
Regus Manchester Didsbury			August 31, 2023	N/A
US:	86,212	404
7909 Parklane Road, Columbia SC-1st floor			May 31, 2026	October 15, 2029
Bellevue (Sterling Plaza) – 5th and 6th floors			June 30, 2024	N/A
Pittsburg (One Waterfront Place)			July 31, 2027	March 31, 2036
Jay Madison Avenue			June 30, 2024	N/A
Vuram |Tampa Oaks LLC			March 31, 2025	February 28, 2028
Canada:
Canada | Vuram Mindshare Space			August 31, 2023	N/A
Malaysia:
Axiata Tower		6	May 14, 2024	N/A
Turkey:	N/A	10
Istanbul (MeydanK Plaza)			April 30, 2024	N/A
Switzerland:	2,077	—
Zurich (Bahnhofstrasse)(4)			Not specified	N/A
Romania:	47,274	616
Bucharest (West Gate) – 2nd and 3rd floors			February 25, 2024	N/A
Centrul de Afacer – 8th floor			December 31, 2024	December 31, 2025
Philippines:
Manila	653,842	7,207
Eastwood – 10th floor			June 30, 2026	N/A
Eastwood – 9th floor			June 30, 2026	N//A
Techno Plaza II			April 30, 2026	N/A
Zeta Tower – 10th floor			May 14, 2024	May 14, 2029
Exxa tower – 15th floor			November,30, 2028	N/A
Exxa Tower – 16th floor			June 14, 2023	June 14, 2028
Exxa Tower – 17th floor			November 30, 2023	November 30, 2028
Giga Tower – 8th floor			October 15, 2024	October 15, 2029
Giga Tower – 9th floor			April 30, 2025	April 30, 2030
Ilo Ilo
One Global Centre			January 15, 2026	N/A
Three Techno Place – 4th floor			March 16, 2027	March 16, 2032
Two Techno Place			April 30, 2024	April 30, 2029
Cybergate Tower 1- 7th floor			December 31, 2026	N/A
Alabang
Vector 2 – 9th and 10th floors			February 28, 2027	February 28, 2032
Capella – 15th and 16th floors			May 31, 2026	N/A
FiliInvest Axis – 21st floor			August 14, 2023	August 14, 2028
FiliInvest Axis – 22nd floor			November 30, 2023	November 30, 2028
Tera Towers			September 30, 2025	N/A
Costa Rica:	12,592	199
San Jose (Forum H)			April 30, 2025	N/A
United Arab Emirates:	510	N/A
Dubai Airport Free Trade Zone			November 22, 2023	N/A

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
South Africa:	3,04,052	2,701
Cape Town
Knowledge Park			March 31, 2025	March 31, 2030
Claremont – Level 4(3)			June 30, 2023	June 30, 2027
Claremont – Level 5(3)			June 30, 2023	June 30, 2027
Bellevile
Ambition House – 4th floor			October 31, 2025	N/A
Johannesburg
DownSouth Ridge Park			August 31, 2026	N/A
Durban
Hippopark Avenue – Sections 1 and 2			April 30, 2025	N/A
Poland:	20,242	323
Gdynia (Luzycka Office Park)- Buildings C and D			August 31, 2027	N/A
Poland|Eqlibrium|Optibuy			May 15, 2025	N/A
Poland|Building 5 Mfynska Street|Optibuy			December 31, 2023	N/A
Poland|Technology Incubator|Optibuy			August 16, 2023	N/A
China:	47,598	516
Guangzhou (Zhongshan Street) – 22nd and 30th floor			April 30, 2024	N/A
Dalian (Dalian Software Park) – Building 22			May 15, 2026	N/A
Beijing (YongAnDongLi) – 5th floor			May 31, 2023	N/A
Shanghai (Huangu PL)			January 31, 2026	N/A
Germany:	32	—
Friedrich-Ebert-Anlage 36			October 31, 2024	N/A
Australia:	1,216	—
Sydney (Berry Street)			March 27, 2025	N/A

Notes:

N/A means not applicable.

(1)	Reflects the expiration date if the applicable extension option is exercised.
(2)	We have issued a termination notice in relation to RMZ Millenia, Chennai for the facility to be surrendered in June 2023.
(3)	We have issued a termination notice in relation to Claremont, Capetown for the facility to be surrendered in June 2023.
(4)	Terra Tower, 9th & 10th Floor for an area of 4,497 square meters signed for 63 months ending December 31, 2027; not yet operational.
(5)	Momentum, 201 Umhlanga Ridge Boulevard, Cornubia, Durban for 5,164 square meters, signed for 67 months ending on June 30, 2028; not yet operational.
(6)

We have signed a lease for new premises located at Central Avenue, Mumbai, India (the second, third and fourth floors), effective starting from April 1, 2023; the premises have 187,457 square feet of total space; not yet operational.

(7)	Bridge Park, ERF 6993, Portion of ERF 6992, Montague Gardens, for an area of 4,005 square meters, signed for 63 months ending on December 31, 2027; not yet operational.
(8)	Prestige Cyber Towers, 5th and 6th Floor, 117, Rajiv Gandhi Salai for an area of 7,433 square meters signed for 60 months ending December 31, 2028; not yet operational.
(9)	World Tech Park, Silokhera, DLF World Tech Park, B3, 11th floor, Silokhera, Gurgaon for an area of 3,206 square metres signed for 120 months ending on February 19, 2033; not yet operational.
(10)	Sunclare Building, 2nd and 3rd floor, 21 Dreyer Street, Claremont for an area of 3,654 square meters, signed for 60 months ending on May 31, 2028; not yet operational.
(11)	Bridgeway, 2nd Floor & 3rd Floor, West Block, Montague gardens, Century City, Cape Town for 4,051 square meters, signed for 37 months ending June 30, 2026; not yet operational.
(12)

We have signed a lease for new premises located at Cybergate Tower 1, Ilo Ilo, Philippines (the third and fourth floors), effective starting from July 31, 2022; the premises have 44,945 square feet of total space; not yet operational.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2024, we intend to continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

For a discussion of our results in fiscal 2022 compared to fiscal 2021 and certain comparative numbers in fiscal 2021, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 17, 2022.

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; healthcare; diversified businesses (including manufacturing, retail and CPG, media and entertainment, and telecom); shipping and logistics; banking and financial services; hi-tech and professional services; and utilities industries.

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

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2023	2022
	(US dollars in millions)
Revenue	$1,224.3	$1,109.8

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

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2023	2022
	(US dollars in millions)
Revenue	$1,224.3	$1,109.8
Less: Payments to repair centers(1)	62.2	83.0

Revenue less repair payments (non-GAAP)	$1,162.0	$1,026.8

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

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

	Year ended March 31,
	2023	2022
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$1,162.0	$1,026.8
Exchange rate impact	2.2	(47.2)

Constant currency revenue less repair payments (non-GAAP)	$1,164.2	$979.6

Global Economic Conditions

As we have operations in 13 countries and service clients across multiple geographic regions, our business, financial performance and results of operations depend significantly on worldwide macroeconomic and geo-political conditions. Recent economic conditions and geo-political developments have been and continue to be challenging for global economies and could materially and adversely affect our business and financial performance.

Economic factors, such as recessionary economic cycles, inflation, rising interest rates, fluctuations in foreign exchange rates, monetary tightening and volatility in the financial markets, have impacted, and may continue to impact, our business, financial condition and results of operations. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies have adversely affected, and may continue to adversely affect, our and our clients’ liquidity and financial condition. High levels of inflation in the various geographies where we operate in have resulted in increased supply costs, which in turn have impacted pricing and consumer demand. Rising interest rates, coupled with illiquid credit markets and wider credit spreads, may increase our cost of borrowing and cause credit to become more limited, which could have a material adverse effect on not only on our financial condition, liquidity and cash flows, but also on our clients’ ability to use credit to purchase our services or to make timely payments to us. In addition, as a result of high debt levels, a number of countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on the sovereign debt obligations of certain countries. Uncertainties remain regarding future central bank and other economic policies in the US and EU. Such adverse macroeconomic conditions economic conditions may further lead to increased volatility in the currency and financial markets globally. For example, the recent appreciation of the US dollar may have an unpredictable impact on our company in a number of ways, including the conversion of our operating results into our reporting currency, the US dollar. For further information, see “— Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.” In addition, volatility in the financial markets could have a material impact on our ADS price. We cannot predict the trajectory of the recent economic slowdown or any subsequent economic recovery. If adverse macroeconomic conditions continue for a prolonged period of time or even worsen, our business, financial condition and results of operations will be adversely affected.

Government policies or objectives pursued by countries in which we do business could potentially impact the demand for our services in certain countries. Changes in trade policies, increases in tariffs, the imposition of retaliatory tariffs, including those implemented by the United States, China and Europe and legislation requiring greater oversight of supply chains, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

The global outbreak and spread of the disease caused by the severe acute respiratory syndrome coronavirus known as COVID-19, which was reported to have surfaced in December 2019, has caused a slowdown in growth of the global economy. The global economy entered a pronounced slowdown in 2022 due to a rapid resurgence of COVID-19 in China. While countries around the world have relaxed restrictions imposed over the past three years during the global outbreak of COVID-19, there is still uncertainty around the future of the COVID-19 outbreak. For further information, see “— Impact of COVID-19.”

Geopolitical crises, such as war, political instability and terrorist attacks, could disrupt our operations. The conflict between Russia and Ukraine has led and could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. We have operations in Poland and Romania, which border Ukraine and have been materially and adversely affected by inflation, particularly increases in energy and food prices, resulting from disrupted supplies from Russia and Ukraine. In addition, as a result of the ongoing military conflict, there has been a growing number of migrants in Poland and Romania. Such an influx of migrants could further exacerbate inflation in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries. The length, impact and outcome of the ongoing military conflict in Ukraine are highly unpredictable. If the conflict continues or extends beyond Ukraine, it would continue to have a significant impact on the global economy and our operations in Poland and Romania.

Additionally, major political events, including the UK’s withdrawal from the EU in January 2020, commonly referred to as “Brexit,” has also created uncertainty for businesses such as ours that operate in these markets. While the UK and the EU have ratified a trade and cooperation agreement to govern their relationship after Brexit, the agreement merely sets forth a framework in many respects and requires additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation. Significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Such terms could adversely affect the economic conditions in affected markets as well as the stability of the global financial markets, which in turn have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. 25.4% of our revenues and 21.4% of our revenue less repair payments (non-GAAP) in fiscal 2023 and 29.5% of our revenues and 23.8% of our revenue less repair payments (non-GAAP) in fiscal 2022 were denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. Although we believe that our hedging program is effective, there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

In addition to the pound sterling, a weakening of the rate of exchange for the US dollar or, to a lesser extent, the Australian dollar or the Euro (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the Philippine peso or the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results.

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

For example, the Indian rupee depreciated against the US dollar by an average of 7.8%, the Philippine peso depreciated against the US dollar by an average of 10.5%, the Euro depreciated against the US dollar by an average of 10.4%, the pound sterling depreciated against the US dollar by an average of 11.8%, the South African rand depreciated against the US dollar by an average of 14.4%, and the Australian dollar depreciated against the US dollar by an average of 7.3%, in fiscal 2023.

The depreciation of the Indian rupee, the Philippine peso, and the South African rand in each case against the US dollar in fiscal 2023, positively impacted our results of operations, whereas the depreciation of the pound sterling, the Euro and the Australian dollar in each case against the US dollar, negatively impacted our results of operations in fiscal 2023.

Impact of COVID-19

The COVID-19 pandemic has had a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance, and visibility of business outlook and remains ongoing to varying degrees in many countries globally. It has required organizations around the world, including our Company, to re-think their business strategies around service delivery, workforce management, information technology, cyber security and data privacy. The pandemic has played a major role in reshaping the global economy and demand for our services from a number of our clients across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the “new normal”.

We have seen a deterioration in many of our clients’ businesses, and the outlook going forward remains uncertain and volatile. Our revenue has faced pressure from declined clients’ demand volumes, delays in new business ramp-ups. However, for fiscal 2022 and fiscal 2023, we experienced revenue improvement on a year-on-year basis, as our clients’ businesses began to recover. Such improvement was driven by broad-based revenue growth across verticals and service offerings and reduced COVID-19 headwinds. These benefits more than offset the impact of wage increases and increased facility-related and business continuity costs.

We have a business continuity planning mechanism in place and are actively working to understand our clients’ changing requirements, adapt delivery to a “hybrid” model, ensure data security, prioritize critical processes, adjust service levels and manage discretionary costs (such as travel costs) and fixed costs (such as personnel costs). Our “hybrid” delivery capability steadily improved throughout fiscal 2022 and fiscal 2023, from delivering over 80% of our clients’ requirements in April 2020 to 100% of our clients’ requirements in the second, third and fourth quarters of fiscal 2022 and throughout fiscal 2023. In addition, we have also worked, and continue to work with national, state, and local authorities, so as to comply with applicable rules and regulations related to “hybrid” and “work from home” models.

The COVID-19 pandemic, along with its impact on ways of working and talent access, has required us to increase our expenses to ensure an adequate transition due to the need to ensure the continuity of our operations. For example, we have incurred costs as we significantly shifted towards a “hybrid” model, where we purchased additional equipment (such as desktops and laptops) for our employees’ home use, software and internet connectivity devices, productivity enhancement technology tools, provided accommodation, meal and transportation allowances and overtime compensation to our employees and organized sanitization and cleaning of our offices and facilities. As a result of these early investments, we are now able to execute a “hybrid” model for both existing and new clients. We expect that we will continue to require additional expenditures to meet evolving client requirements for flexible work arrangements and expanded services to support areas outside of their traditional business focus. We also expect that we will continue to incur additional costs to monitor and improve operational efficiency of our “hybrid” model, invest in information technology solutions and security measures to safeguard against information security risks and incrementally transition to a “hybrid” model on a limited basis as local restrictions ease and circumstances permit, including costs to implement safeguards to protect the health and safety of our employees as they gradually return to the office. We believe that these short-to-medium term costs incurred might benefit us in the long term, as these steps have broadened our “hybrid” capabilities, which we expect to become an opportunity and a permanent feature in our future delivery strategy, as well as our business continuity plans, given that the COVID-19 pandemic has caused our clients to critically evaluate their business models and potentially adopt a shift towards BPM and a greater willingness to embrace digital transformation services and technology-enabled, automated process solutions.

In the longer term, while we remain confident in our business and the quality of our services, the magnitude of COVID-19’s impact to our business and financial performance in fiscal 2024 and beyond will be a function of several factors, including, but not limited to, the following:

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

•

the impact and challenge of managing “remote working” arrangements on the effectiveness of our productivity or operating capability, due to varying local governmental regulations, client requirements, size and scale of operations and technology or infrastructure issues, such as hardware access, software compatibility and internet connectivity;

•	the volatility in exchange rate movements; and

•	the development of COVID-19 globally and the duration that it will take for our clients’ businesses to stabilize and recover.

We continue to work closely with our clients to maximize our ability to service their rapidly changing business requirements.

We are continually evaluating the impact of the COVID-19 pandemic on our liquidity and financial position. As at March 31, 2023, we have cash and cash equivalents and investments of $304.9 million, unutilized lines of credit amounting to $139.6 million and long-term debt amounting to $173.4 million. Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. Also, see “— Liquidity and Capital Resources” for more information.

Following the COVID-19 pandemic, more businesses globally will adopt delivery models with improved technology infrastructure, and incorporate elements of the “work from home” model. Countries may enact more flexible labor laws, which may potentially expand a company’s employee base to include a higher number of part-time and gig workers, such as independent contractors, online platform workers, contract firm workers and on-call workers. This may allow businesses such as ours to expand delivery models beyond the larger cities and into the smaller ones, for example, Tier 2 and Tier 3 cities in India.

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

Revenue

We generate revenue by providing BPM services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	2023	2022	$	%
	(US dollars in millions)
Revenue	$1,224.3	$1,109.8	114.5	10.3%
Revenue less repair payments (non-GAAP)	$1,162.0	$1,026.8	135.2	13.2%

We have a large client base diversified across industries and geographies. As at March 31, 2023, we had a diverse client base of 627 clients (with each client contributing more than $0.01 million in revenue in fiscal 2023).

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

In fiscal 2023 and 2022, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Top client	6.5%	7.3%	6.8%	7.9%
Top five clients	23.8%	27.1%	25.0%	27.6%
Top ten clients	37.4%	41.1%	38.4%	41.4%
Top twenty clients	51.1%	55.3%	51.1%	54.3%

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; healthcare; diversified businesses (including manufacturing, retail, CPG, media and entertainment, and telecom); shipping and logistics; banking and financial services; hi-tech and professional services; and utilities.

In fiscal 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2023	2022	2023	2022
Insurance	26.9%	29.9%	22.9%	24.3%
Travel and leisure	16.9%	14.8%	17.9%	16.0%
Healthcare	15.7%	17.7%	16.6%	19.1%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	14.7%	13.5%	15.5%	14.6%
Shipping and logistics	7.6%	7.7%	8.0%	8.3%
Banking and financial services	6.7%	5.8%	7.1%	6.2%
Hi-tech and professional services	6.6%	6.2%	6.9%	6.7%
Utilities	4.9%	4.4%	5.1%	4.8%

Total	100.0%	100.0%	100.0%	100.0%

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

Revenue by Service Type

In fiscal 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2023	2022	2023	2022
Industry-specific	36.9%	38.9%	38.9%	42.0%
Finance and accounting	23.0%	22.4%	24.3%	24.2%
Customer experience services	19.4%	17.1%	20.4%	18.5%
Research and analytics	10.8%	10.5%	11.3%	11.3%
Auto claims	5.9%	8.7%	0.8%	1.3%
Others(1)	4.0%	2.4%	4.3%	2.7%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services and human resources outsourcing services.

Revenue by Geography

In fiscal 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Geography	2023	2022	2023	2022
North America (primarily the US)	49.2%	45.4%	51.8%	49.1%
UK	28.7%	32.8%	24.9%	27.4%
Europe (excluding the UK)	7.1%	6.1%	7.4%	6.6%
Australia	6.1%	6.1%	6.6%	6.6%
South Africa	1.1%	2.0%	1.2%	2.2%
Rest of world	7.8%	7.6%	8.1%	8.1%

Total	100.0%	100.0%	100.0%	100.0%

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

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. In fiscal 2022, the voting rights were increased to 48.84% to help ensure WNS South Africa (Pty) Ltd maintains the same level. We achieved a level one rating in respect of WNS South Africa (Pty) Ltd in May 2022, which is valid until May 2023 and achieved a level six rating in respect of WNS Global Services SA (Pty) Limited in June 2022 which is valid until June 2023. The BBBEE verification audit for WNS South Africa (Pty) Ltd is in process and the new rating is expected to be received by the end of May 2023. To help us achieve the requisite BBBEE rating for WNS Global Services SA (Pty) Limited, we have implemented a program that includes divesting some of our interests in such subsidiary to address the requirement relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We expect to maintain a level one or achieve level two rating in respect of WNS South Africa (Pty) Ltd and maintain a level six or achieve a level seven rating in respect of WNS Global Services SA (Pty) Limited, which would help ensure that we continue to meet the minimum BBBEE rating required under our contracts with South African clients and be eligible for government grants associated with our domestic and international business. However, there is no assurance that WNS South Africa (Pty) Ltd or WNS Global Services SA (Pty) Limited will maintain their existing BBBEE ratings in the ongoing or future annual BBBEE verification audits. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Revenue by Location of Delivery Centers

For fiscal 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Location of Delivery Center	2023	2022	2023	2022
India	51.9%	50.1%	54.7%	54.1%
United States(1)	15.2%	15.2%	16.0%	16.4%
Philippines	13.5%	12.9%	14.2%	13.9%
UK(2)	8.4%	11.5%	3.5%	4.4%
South Africa	5.1%	5.1%	5.4%	5.5%
Romania	1.7%	1.1%	1.8%	1.2%
Sri Lanka	1.3%	1.5%	1.4%	1.6%
China	1.1%	1.3%	1.2%	1.4%
Poland	0.6%	0.4%	0.6%	0.5%
Costa Rica	0.4%	0.3%	0.5%	0.4%
Australia(3)	0.4%	0.1%	0.4%	0.1%
Spain	0.4%	0.5%	0.3%	0.5%
Malaysia	0.0%	—	0.0%	—

Total	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Canada, which were not significant.
(2)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey and Germany, which was not significant.
(3)	Revenue from Australia is for process being delivered under our “work from home” model. We do not have any delivery center in Australia.

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

Revenue by Contract Type

For fiscal 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Revenue by Contract type	2023	2022	2023	2022
Full-time-equivalent	67.7%	63.4%	71.4%	68.5%
Transaction	14.8%	17.0%	10.2%	10.3%
Subscription	7.7%	9.3%	8.1%	10.0%
Fixed price	5.5%	5.7%	5.8%	6.2%
Others (1)	4.3%	4.6%	4.5%	5.0%

Total	100.0%	100.0%	100.0%	100.0%

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

Selling and marketing expenses as a proportion of revenue was 5.2% in fiscal 2023 as compared with 4.9% for fiscal 2022. Selling and marketing expenses as a proportion of revenue less repair payments (non-GAAP) was 5.5% in fiscal 2023 as compared with 5.2% for fiscal 2022. Due to the uncertainty of the COVID-19 pandemic, we have limited visibility at this time on its impact on our sales team and selling and marketing expenses, if any, and are unable to forecast whether or to what extent selling and marketing expenses as a proportion of revenue or revenue less repair payments will increase or decrease in fiscal 2024.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, share-based compensation expense, legal and professional fees, travel expenses, and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue was 13.8% in fiscal 2023 as compared with 13.6% in fiscal 2022. General and administrative expenses as a proportion of revenue less repair payments (non-GAAP) was 14.6% in fiscal 2023 as compared with 14.7% in fiscal 2022. Due to the uncertainty of the COVID-19 pandemic, we have limited visibility at this time on its impact on our general and administrative expenses, if any, and are unable to forecast whether or to what extent general and administrative expenses in absolute terms will increase or decrease in fiscal 2024.

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

We had a foreign exchange gain of $1.0 million in fiscal 2023 as compared to a gain of $6.0 million in fiscal 2022.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Fusion in June 2012, Value Edge Research Services Private Limited (“Value Edge”) in June 2016, Denali Sourcing Services Inc. (“Denali”) in January 2017, MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”) in March 2017, Vuram in July 2022, The Smart Cube acquired in December 2022, OptiBuy acquired in December 2022 and amortization of intangible assets associated with business transfers from CEPROCS S.R.L. (“CEPROCS”) in December 2021 and a large insurance company in October 2022.

Other Income, Net

Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous income and expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings, transaction costs and the gains/losses on settlement of related derivative instruments. On adoption of IFRS 16, with effect from April 1, 2019, interest expense on lease liabilities is also reflected in this line item. It also includes changes in the fair value of contingent consideration relating to our acquisitions. We expect our interest payable on our term loans to be higher in fiscal 2024 as compared to fiscal 2023, due to the full year impact of the loan taken to fund our acquisition of The Smart Cube.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2023	2022
Total headcount	59,755	52,081
Built up seats(1)	37,222	34,494
Used seats(1)	—	—
Seat utilization rate(1) (2)	—	—

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

The “hybrid” model continued to be used in fiscal 2023 and fiscal 2022. Accordingly, the used seats details and seat utilization rate details are not relevant for fiscal 2023 and fiscal 2022.

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

Our total headcount and built up seats increased from March 31, 2022 to March 31, 2023 primarily due to our acquisitions of Vuram, The Smart Cube and OptiBuy on July 1, 2022, December 16, 2022 and December 14, 2022, respectively.

We expect our total headcount in fiscal 2024 to increase as compared to fiscal 2023 as the impact of an increased flow of business from new and existing clients is expected to continue to increase our hiring requirements in fiscal 2024.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the Philippine peso or the South African rand appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments (non-GAAP) is denominated in US dollars (59.4% and 62.6%, respectively, in fiscal 2023 and 55.6% and 60.1%, respectively, in fiscal 2022), pound sterling (25.4% and 21.4%, respectively, in fiscal 2023 and 29.5% and 23.8%, respectively, in fiscal 2022), and, to a lesser extent, the Euro (6.4% and 6.8%, respectively, in fiscal 2023 and 5.7% and 6.1%, respectively, in fiscal 2022), the Australian dollars (5.7% and 6.0%, respectively, in fiscal 2023 and 5.7% and 6.2%, respectively, in fiscal 2022), and the South African rand (1.1% and 1.1%, respectively, in fiscal 2023 and 2.0% and 2.1%, respectively, in fiscal 2022), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (46.0% in fiscal 2023 and 45.8% in fiscal 2022) and, to a lesser extent, in the Philippine peso (11.8% in fiscal 2023 and 12.3% in fiscal 2022) and the South African rand (5.2% in fiscal 2023 and 5.7% in fiscal 2022). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately ₹80.33 per $1.00 in fiscal 2023, which represented a depreciation of the Indian rupee of 7.8% as compared with the average exchange rate of ₹74.49 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Indian rupee of 0.3% as compared with the average exchange rate of approximately ₹74.25 per $1.00 in fiscal 2021.

The average pound sterling to US dollar exchange rate was approximately £0.83 per $1.00 in fiscal 2023, which represented a depreciation of the pound sterling of 11.8% as compared with the average exchange rate of approximately £0.73 per $1.00 in fiscal 2022, which in turn represented an appreciation of the pound sterling of 4.6% as compared with the average exchange rate of approximately £0.77 per $1.00 in fiscal 2021.

The average Australian dollar to US dollar exchange rate was approximately A$1.46 per $1.00 in fiscal 2023, which represented a depreciation of the Australian dollar of 7.3% as compared with the average exchange rate of approximately A$1.35 per $1.00 in fiscal 2022, which in turn represented an appreciation of the Australian dollar of 3.0% as compared with the average exchange rate of approximately A$1.39 per $1.00 in fiscal 2021.

The average Euro to US dollar exchange rate was approximately €0.96 per $1.00 in fiscal 2023, which represented a depreciation of the Euro of 10.4% as compared with the average exchange rate of approximately €0.86 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Euro of 0.3% as compared with the average exchange rate of approximately €0.857 per $1.00 in fiscal 2021.

The average South African rand to US dollar exchange rate was approximately R16.98 per $1.00 in fiscal 2023, which represented a depreciation of the South African rand of 14.4% as compared with the average exchange rate of approximately R14.85 per $1.00 in fiscal 2022, which in turn represented an appreciation of the South African rand of 9.3% as compared with the average exchange rate of approximately R16.37 per $1.00 in fiscal 2021.

The average Philippine peso to US dollar exchange rate was approximately PHP55.32 per $1.00 in fiscal 2023, which represented a depreciation of the Philippine peso of 10.5% as compared with the average exchange rate of approximately PHP50.07 per $1.00 in fiscal 2022, which in turn represented a depreciation of the Philippine peso of 2.2% as compared with the average exchange rate of approximately PHP49.00 per $1.00 in fiscal 2021.

The depreciation of the Indian rupee, Philippine peso and the South African rand against the US dollar in fiscal 2023 positively impacted our results of operations whereas the depreciation of the pound sterling, the Euro and the Australian dollar in each case against the US dollar negatively impacted our results of operations during the year. Increases in our cost of revenue and other expenses were partially offset by the positive impact of the depreciation of Indian rupee in fiscal 2023. The depreciation of the Indian rupee and the Philippine peso and the appreciation of the pound sterling and the Australian dollar in each case against the US dollar in fiscal 2022 positively impacted our results of operations whereas the depreciation of the Euro and the appreciation of the South African rand in each case against the US dollar negatively impacted our results of operations during that year. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

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

Income Taxes

We operate in multiple tax jurisdictions including Australia, China, Costa Rica, Canada, France, Germany, India, Ireland, Mauritius, Malaysia, Mexico, the Netherlands, New Zealand, the Philippines, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sri Lanka, Switzerland, Turkey, United Arab Emirates, the UK and the US. As a result, our effective tax rate changes from year to year based on recurring factors such as the geographical mix of income before taxes, state and local taxes, the ratio of permanent items to pre-tax book income and the implementation of various global tax strategies, as well as non-recurring events.

In fiscal 2023, 2022 and 2021, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $20.7 million, $20.9 million and $11.1 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2023, 2022 and 2021 respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme as discussed below. From fiscal 2016 until fiscal 2023, we started operations in various delivery centers in the Philippines that are eligible for tax exemption benefits expiring between fiscal 2020 and fiscal 2026. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Also, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to our Philippines subsidiary. Our effective tax rate in Sri Lanka had been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018 until December 31, 2019, following which the income from export of service had been subject to tax at 14% on net basis. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue, as more fully described below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which was 34.95% in fiscal 2023, 2022 and 2021.

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

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the change in the law in fiscal 2017 has resulted in any new business units or operation units set up under the SEZ legislation after March 31, 2020 not being eligible for the same income tax holidays that our existing SEZ operations currently enjoy. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate”.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Cost of revenue	65.5%	66.2%	63.6%	63.5%
Gross profit	34.5%	33.8%	36.4%	36.5%
Operating expenses:
Selling and marketing expenses	5.2%	4.9%	5.5%	5.2%
General and administrative expenses	13.8%	13.6%	14.6%	14.7%
Foreign exchange loss / (gain), net	(0.1)%	(0.5)%	(0.1)%	(0.6)%
Amortization of intangible assets	1.9%	1.0%	2.0%	1.1%
Operating profit	13.7%	14.8%	14.4%	16.0%
Other income, net	(1.3)%	(1.2)%	(1.4)%	(1.4)%
Finance expense	1.5%	1.2%	1.6%	1.3%
Income tax expense	2.2%	2.9%	2.3%	3.2%
Profit after tax	11.2%	11.9%	11.8%	12.9%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2023	2022	2023	2022
	(US dollars in millions)
Revenue	$1,224.3	$1,109.8	100.0%	100.0%
Less: Payments to repair centers	62.2	83.0	5.1%	7.5%

Revenue less repair payments (non-GAAP)	$1,162.0	$1,026.8	94.9%	92.5%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2023	2022
	(US dollars in millions)
Revenue	$1,224.3	$1,109.8
Cost of revenue(1)	801.5	735.2

Gross profit	422.7	374.6
Operating expenses:
Selling and marketing expenses(2)	63.5	53.9
General and administrative expenses(3)	169.3	151.1
Foreign exchange loss / (gains), net	(1.0)	(6.0)
Amortization of intangible assets	23.6	11.5

Operating profit	167.3	164.1
Other income, net	(16.0)	(13.9)
Finance expense	18.8	13.4

Profit before income taxes	164.5	164.5
Income tax expense	27.2	32.4

Profit after tax	$137.3	$132.1

Notes:

(1)	Includes share-based compensation expense of $8.1 million in fiscal 2023 and $5.2 million in fiscal 2022.
(2)	Includes share-based compensation expense of $6.4 million in fiscal 2023 and $4.9 million in fiscal 2022.
(3)	Includes share-based compensation expense of $35.3 million in fiscal 2023 and $34.1 million in fiscal 2022.

Fiscal 2023 Compared to Fiscal 2022

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Year ended March 31,
	2023	2022	Change	% Change
	(US dollars in millions)
Revenue	$1,224.3	$1,109.8	$114.5	10.3%

The increase in revenue of $114.5 million was primarily attributable to an increase in revenue from existing clients of $49.9 million, and revenue from new clients of $70.1 million (including revenue of $35.6 million from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), partially offset by a decrease in the hedging gain on our revenue by $5.6 million to a loss of $2.2 million in fiscal 2023 from a gain of $3.5 million in fiscal 2022. The increase in revenue was primarily due to higher revenues in our travel and leisure, diversified businesses, banking and financial services, utilities, hi-tech and professional services and shipping and logistics verticals and partially offset by lower revenues in our healthcare and insurance verticals and a depreciation of the pound sterling, the Euro, the South African rand, and the Australian dollar by an average of 11.8%, 10.4%, 14.4% and 7.3%, respectively, against the US dollar in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022. In particular, revenues in our healthcare vertical were lower in fiscal 2023 as compared to fiscal 2022 as we ceased to provide certain services to a healthcare company in January 2023; this healthcare company was one of our top five customers by revenue contribution in fiscal 2023.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2023	2022	2023	2022
	(US dollars in millions)
North America (primarily the US)	$602.5	$504.3	49.2%	45.4%
UK	351.0	363.9	28.7%	32.8%
Europe (excluding the UK)	86.5	67.9	7.1%	6.1%
Australia	74.7	67.4	6.1%	6.1%
South Africa	13.5	22.3	1.1%	2.0%
Rest of world	96.0	84.1	7.8%	7.6%

Total	$1,224.3	$1,109.8	100.0%	100.0%

The increase in revenue in the North America (primarily the US) region was primarily attributable to higher revenues in our diversified businesses, insurance, travel and leisure, hi-tech and professional services, banking and financial services, healthcare and shipping and logistics verticals, partially offset by a lower revenue in our utilities vertical. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel and leisure, diversified businesses, healthcare, hi-tech and professional services, shipping and logistics, banking and financial services and insurance verticals, partially offset by a lower revenue in our utilities vertical and a depreciation of the Euro against the US dollar by an average of 10.4%, as compared to the average exchange rate in fiscal 2022. The increase in revenue from the rest of world region was primarily attributable to higher revenues in our banking and financial services, shipping and logistics, travel and leisure, hi-tech and professional services, insurance and utilities verticals partially offset by lower revenues in our diversified businesses and healthcare verticals. The increase in revenue from the Australia region was primarily attributable to higher revenues in our travel and leisure, insurance, banking and financial services, diversified businesses, hi-tech and professional services and utilities verticals, partially offset by lower revenues in our shipping and logistics, and healthcare verticals, and a depreciation of the Australian dollar against the US dollar by an average of 7.3%, as compared to the average exchange rate in fiscal 2022. The decrease in revenue from the UK region was primarily attributable to lower revenues in our insurance, healthcare and hi-tech and professional services verticals and a depreciation of the pound sterling against the US dollar by an average of 11.8%, as compared to the average exchange rate in fiscal 2022, partially offset by higher revenues in our utilities, travel and leisure, banking and financial services, diversified businesses and shipping and logistics verticals. The decrease in revenue from the South Africa region was primarily attributable to lower revenues in our diversified businesses, travel and leisure, healthcare and utilities verticals and a depreciation of the South African rand against the US dollar by an average of 14.4%, as compared to the average exchange rate in fiscal 2022, partially offset by higher revenues in our banking and financial services and hi-tech and professional services verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2023	2022	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$1,162.0	$1,026.8	$135.2	13.2%

The increase in revenue less repair payments (non-GAAP) of $135.2 million was primarily attributable to an increase in revenue less repair payments (non-GAAP) from existing clients of $71.6 million, and revenue less repair payments (non-GAAP) from new clients of $69.2 million (including revenue of $35.6 million from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), partially offset by a decrease in the hedging gain on our revenue by $5.6 million to a loss of $2.2 million in fiscal 2023 from a gain of $3.5 million in fiscal 2022. The increase in revenue less repair payments (non-GAAP) was primarily due to higher revenue less repair payments (non-GAAP) in our travel and leisure, diversified businesses, insurance, banking and financial services, utilities, hi-tech and professional services and shipping and logistics verticals, partially offset by lower revenue less repair payments (non-GAAP) in our healthcare vertical and a depreciation of the pound sterling, the Euro, the South African rand, and the Australian dollar by an average of 11.8%, 10.4%, 14.4% and 7.3%, respectively, against the US dollar in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022. In particular, revenue less repair payments in our healthcare vertical was lower in fiscal 2023 as compared to fiscal 2022 as we ceased to provide certain services to a healthcare company in January 2023; this healthcare company was one of our top five customers by revenue contribution in fiscal 2023.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2023	2022	2023	2022
	(US dollars in millions)
North America (primarily the US)	$602.5	$504.3	51.8%	49.1%
UK	288.8	280.9	24.9%	27.4%
Europe (excluding the UK)	86.5	67.9	7.4%	6.6%
Australia	74.7	67.4	6.4%	6.6%
South Africa	13.5	22.3	1.2%	2.2%
Rest of world	96.0	84.1	8.3%	8.1%

Total	$1,162.0	$1,026.8	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) from the North America (primarily the US) region was primarily attributable to higher revenue less repair payments (non-GAAP) in our diversified businesses, insurance, travel and leisure, hi-tech and professional services, banking and financial services, healthcare, shipping and logistics verticals, partially offset by lower revenue less repair payments (non-GAAP) in our utilities vertical. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher revenue less repair payments (non-GAAP) in our travel and leisure, healthcare, hi-tech and professional services, shipping and logistics, banking and financial services and insurance verticals, partially offset by a lower revenue less repair payments (non-GAAP) in our utilities vertical and a depreciation of the Euro against the US dollar by an average of 10.4%, as compared to the average exchange rate in fiscal 2022. The increase in revenue less repair payments (non-GAAP) from the rest of world region was primarily attributable to higher revenue less repair payments (non-GAAP) in our banking and financial services, shipping and logistics, travel and leisure, hi-tech and professional services, insurance and utilities verticals partially offset by lower revenue less repair payments (non-GAAP) in our diversified businesses and healthcare verticals. The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher revenue less repair payments (non-GAAP) in our utilities, travel and leisure, banking and financial services, diversified businesses and shipping and logistics verticals, partially offset by by lower revenue less repair payments (non-GAAP) in our hi-tech and professional services, insurance and healthcare verticals and a depreciation of the pound sterling against the US dollar by an average of 11.8%, as compared to the average exchange rate in fiscal 2022. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher revenue less repair payments (non-GAAP) in our travel and leisure, insurance, banking and financial services, diversified businesses, hi-tech and professional services and utilities verticals, partially offset by lower revenue less repair payments (non-GAAP) in our shipping and logistics, and healthcare verticals, and a depreciation of the Australian dollar against the US dollar by an average of 7.3%, as compared to the average exchange rate in fiscal 2022. The decrease in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to lower revenue less repair payments (non-GAAP) in our diversified businesses, travel and leisure, healthcare and utilities verticals and a depreciation of the South African rand against the US dollar by an average of 14.4%, as compared to the average exchange rate in fiscal 2022, partially offset by higher revenue less repair payments (non-GAAP) in our banking and financial services and hi-tech and professional services verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$578.3	$503.7	$74.5
Repair payments	62.2	83.0	(20.7)
Facilities costs	67.5	56.4	11.1
Depreciation	48.7	48.6	0.1
Legal and professional costs	12.4	10.2	2.2
Travel costs	7.3	3.0	4.3
Other costs	25.2	30.3	(5.1)

Total cost of revenue	$801.5	$735.2	$66.4

As a percentage of revenue	65.5%	66.2%

The increase in cost of revenue was primarily due to higher employee costs on account of a higher headcount (including headcount from Vuram, The Smart Cube and OptiBuy, which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), wage inflation, higher facilities running costs due to an increase in facilities utilization (as our employees gradually returned to the office); higher travel costs due to increased travel on account of the easing of COVID-19 related travel restrictions in many countries and higher legal and professional costs due to higher cost for recruiting employees. These increases were partially offset by lower repair payments, and a depreciation of the pound sterling, the South Africa rand, Philippine peso and Indian rupee against the US dollar by an average of 11,8%, 14.4%, 10.5% and 7.8%, respectively, in fiscal 2023 as compared to the respective average exchange rates in fiscal 2022, which resulted in a decrease in our cost of revenue by approximately $39.7 million. Further, the cost of revenue associated with COVID-19 related business continuity costs, such as costs arising from towards the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet as we shifted to a “hybrid” model, decreased by $8.9 million to $5.3 million in fiscal 2023 as compared to $14.1 million in fiscal 2022.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Gross profit	$422.7	$374.6	$48.1
As a percentage of revenue	34.5%	33.8%
As a percentage of revenue less repair payments (non-GAAP)	36.4%	36.5%

Gross profit as a percentage of revenue increased in fiscal 2023 from fiscal 2022, due to a higher revenue as discussed above.

Gross profit as a percentage of revenue less repair payments (non-GAAP) decreased slightly in fiscal 2023 from fiscal 2022, primarily due to a slightly higher cost of revenue (excluding repair payments) as a percentage of revenue less repair payments (non-GAAP) as discussed above.

During fiscal 2023, our built up seats increased by 7.9% from 34,494 as at the end of fiscal 2022 to 37,222 as at the end of fiscal 2023 due to the expansion of facilities in the Philippines, opening up of new facilities in Indore and Vizag, India and the addition of new facilities in Chennai and Trichy, India due to the acquisition Vuram in July 2022 and the addition of facilities in Poland after we acquired OptiBuy in December 2022. Our total headcount increased by 14.7% from 52,081 to 59,755 during the same period, in line with the increase in revenue generation by such hires and primarily attributable to headcount from Vuram, The Smart Cube and OptiBuy, which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively.

For further information, see notes (1) and (2) to the table presenting certain operating data in “— Operating Data” above.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$51.7	$46.6	$5.1
Other costs	11.8	7.2	4.6

Total selling and marketing expenses	$63.5	$53.9	$9.6

As a percentage of revenue	5.2%	4.9%
As a percentage of revenue less repair payments (non-GAAP)	5.5%	5.2%

The increase in our selling and marketing expenses was primarily due to an increase in employee costs due to wage inflation and higher share-based compensation costs and an increase in other costs due to higher marketing costs and higher travel costs. These increases were partially offset by lower legal and professional costs and a depreciation of the pound sterling against the US dollar by an average of 11.8%, in fiscal 2023, as compared to the average exchange rates in fiscal 2022 which resulted in a decrease of selling and marketing expenses by approximately $1.8 million.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$130.8	$121.5	$9.3
Other costs	38.6	29.6	8.9

Total general and administrative expenses	$169.3	$151.1	$18.2

As a percentage of revenue	13.8%	13.6%
As a percentage of revenue less repair payments (non-GAAP)	14.6%	14.7%

The increase in general and administrative expenses was primarily due to an increase in employee costs due to higher salaries on account of a higher headcount (including headcount from Vuram, The Smart Cube and OptiBuy, which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), wage inflation and higher share-based compensation costs; and an increase in other costs due to higher legal and professional costs (including expenses related to our acquisition of Vuram, The Smart Cube and OptiBuy) and higher travel costs. These increases were partially offset by a depreciation of the South African rand, pound sterling, Indian rupee and the Philippine peso against the US dollar by an average of 14.4%, 11.8%, 7.8% and 10.5%, respectively, in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022, which resulted in a decrease of general and administrative expenses by approximately $7.1 million.

Foreign Exchange Loss / (Gain), Net

The following table sets forth our foreign exchange loss / (gain), net for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Foreign exchange loss/ (gain), net	$(1.0)	$(6.0)	$4.9

We recorded foreign exchange gain of $1.0 million in fiscal 2023, primarily on account of a revaluation gain of $1.0 million as compared to a foreign exchange gain of $6.0 million in fiscal 2022, primarily on account of a revaluation gain of $6.0 million.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Amortization of intangible assets	$23.6	$11.5	$12.1

The increase in amortization of intangible assets was primarily attributable to the amortization of intangibles assets associated with our acquisition of Vuram (which we acquired in Jul 2022), The Smart Cube (which we acquired in December 2022) and OptiBuy (which we acquired in December 2022) and amortization of intangible assets associated with the business transfer from a large insurance company (in October 2022) and CEPROCS. This increase is partially offset by the completion of the amortization of certain intangible assets associated with our Fusion acquisition.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Operating profit	$167.3	$164.1	$3.2
As a percentage of revenue	13.7%	14.8%
As a percentage of revenue less repair payments (non-GAAP)	14.4%	16.0%

Operating profit as a percentage of revenue was lower in fiscal 2023 as compared to fiscal 2022 notwithstanding higher revenues in fiscal 2023 due to higher selling and marketing expenses, general and administrative expenses and amortization of intangible assets and lower foreign exchange gains as a percentage of revenue, partially offset by lower cost of revenue as a percentage of revenue.

Operating profit as a percentage of revenue less repair payments (non-GAAP) was lower in fiscal 2022 from fiscal 2021, due to higher cost of revenue (excluding repair payments), higher selling and marketing expenses, higher amortization of intangible assets and lower foreign exchange gains as a percentage of revenue less repair payments (non-GAAP), partially offset by and lower general and administrative expenses as a percentage of revenue less repair payments (non-GAAP).

Other Income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Other income, net	$(16.0)	$(13.9)	$(2.1)

Other income, net was higher in fiscal 2023 as compared with fiscal 2022, primarily due to higher interest yield and higher cash and cash equivalents and investments and an interest income of $2.1 million, received in relation to an income tax refund in fiscal 2023, as compared to interest income of $1.8 million received in relation to income tax refund in fiscal 2022.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Finance expense	$18.8	$13.4	$5.4

Finance expense increased primarily due to higher interest on the right of use assets under IFRS 16, and higher interest on long-term loans taken for general corporate purposes and for the acquisition of The Smart Cube and an increase in the fair value of contingent considerations relating to our acquisitions.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Income tax expense	$27.2	$32.4	$(5.2)

The decrease in income tax expense was primarily due to marginally lower taxable profit and a change in geographical mix of taxable profits in favor of tax exempt jurisdictions and one-time deferred tax asset benefit of $1.7 million due to recognition of previously unrecognized deferred tax assets.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Year ended March 31,
	2023	2022	Change
	(US dollars in millions)
Profit after tax	$137.3	$132.1	$5.2
As a percentage of revenue	11.2%	11.9%
As a percentage of revenue less repair payments (non-GAAP)	11.8%	12.9%

The decrease in profit after tax as a percentage of revenue as well as a percentage of revenue less repair payments (non-GAAP) was primarily on account of lower operating profit as a percentage of revenue and lower operating profit as a percentage of revenue less repair payments (non-GAAP) and higher finance expense, partially offset by higher other income and lower income tax expense, as explained above.

Fiscal 2022 Compared to Fiscal 2021

For a discussion of our results in fiscal 2022 compared to fiscal 2021, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results of Operations — Fiscal 2022 Compared to Fiscal 2021” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 17, 2022.

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

WNS Global BPM is delivered out of our delivery centers in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US. This segment includes all of our business activities with the exception of WNS Auto Claims BPM. WNS Auto Claims BPM is our automobile claims management business which is primarily based in the UK and is part of our insurance business unit. See “Part I — Item 4. Information on the Company — B. Business Overview — Business Process Management Service Offerings.” We report WNS Auto Claims BPM as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to third party automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPM segment.

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

The following table shows revenue and revenue less repair payments (non-GAAP) for our two reportable segments for the periods indicated:

	Year ended March 31,
	2023		2022

	(US dollars in millions)
	WNS Global BPM	WNS Autoclaims BPM	WNS Global BPM	WNS Autoclaims BPM
Segment revenue(1)	$1,153.3	$71.8	$1,014.7	$96.1
Less: Payments to repair centers	—	62.2	—	83.0

Revenue less repair payments (non-GAAP) (1)	1,153.3	9.5	1,014.7	13.2
Cost of revenue (excluding payments to repair centers)(2)	721.9	10.1	635.7	12.4
Other costs(3)	188.6	1.4	156.4	3.7

Segment operating profit / (loss)	242.8	(2.1)	222.6	(2.9)
Other income, net	(15.4)	(0.6)	(13.1)	(0.7)
Finance expense	18.8	0.0	13.3	0.1

Segment profit before income taxes	239.4	(1.5)	222.5	(2.2)
Income tax expense	27.4	(0.2)	32.7	(0.3)

Segment profit / (loss)	$212.0	$(1.3)	$189.8	$(1.9)

Notes:

(1)	Segment revenue and revenue less repair payments (non-GAAP) include inter-segment revenue of $0.7 million and $1.0 million in fiscal 2023 and 2022, respectively.
(2)

Cost of revenue includes inter-segment expenses of $0.7 million and $1.0 million in fiscal 2023 and 2022, respectively, and excludes share-based compensation expense of $8.1 million and $5.2 million in fiscal 2023 and 2022, respectively, which are not allocable between our segments.

(3)

Other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss / (gains). Excludes share-based compensation expense of $41.7 million and $39.0 million in fiscal 2023 and 2022, respectively, which are not allocable between our segments.

WNS Global BPM accounted for 94.1% of our revenue and 99.2% of our revenue less repair payments (non-GAAP) in fiscal 2023, as compared to 91.4% of our revenue and 98.8% of our revenue less repair payments (non-GAAP) in fiscal 2022.

WNS Global BPM

Segment Revenue

Fiscal 2023 Compared to Fiscal 2022

Revenue in the WNS Global BPM segment increased by 13.7% to $1,153.3 million in fiscal 2023 from $1,014.7 million in fiscal 2022. This increase was primarily attributable to the increase in the volume of transactions executed for existing clients by $75.4 million, revenue from new clients of $69.0 million (including revenue of $35.6 million from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), partially offset by a decrease in the hedging gain on our revenue by $5.6 million to a loss of $2.2 million in fiscal 2023 from a gain of $3.5 million in fiscal 2022 and a depreciation of the pound sterling, the Euro, the South African rand, and the Australian dollar by an average of 11.8%, 10.4%, 14.4% and 7.3%, respectively, against the US dollar in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022.

Fiscal 2022 Compared to Fiscal 2021

For a discussion of our segment revenue in fiscal 2022 compared to fiscal 2021, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Revenue — Fiscal 2022 Compared to Fiscal 2021” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 17, 2022.

Segment Operating Profit

Fiscal 2023 Compared to Fiscal 2022

Segment operating profit in the WNS Global BPM segment increased by 9.0% to $242.8 million in fiscal 2023 from $222.6 million in fiscal 2022. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue, higher general and administrative expenses, higher selling and marketing expenses and a lower foreign exchange gain.

Our cost of revenue includes employee costs, facilities costs, legal and professional costs, depreciation, travel costs and other related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPM segment.

Our cost of revenue increased by $86.2 million to $721.9 million in fiscal 2023 from $635.7 million in fiscal 2022, primarily on account of an increase in employee costs due to a higher headcount and wage inflation, higher facilities running costs due to an increase in facilities utilization; higher travel costs due to increased travel on account of the easing of COVID-19 related travel restrictions in many countries and higher legal and professional costs.

These increases were partially offset by a depreciation of the pound sterling, the South Africa rand, Philippine peso and Indian rupee against the US dollar by an average of 11.8%, 14.4%, 10.5% and 7.8%, respectively, in fiscal 2023 as compared to the respective average exchange rates in fiscal 2022, which resulted in a decrease in our cost of revenue by approximately $39.7 million. Further, the cost of revenue associated with COVID-19 related business continuity costs, such as costs arising from towards the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet as we shifted to a “hybrid” model, decreased by $8.9 million to $5.3 million in fiscal 2023 as compared to $14.1 million in fiscal 2022.

Our other costs include selling and marketing expenses, general and administrative expenses and foreign exchange loss or gain. Our other costs increased by $32.2 million to $188.6 million in fiscal 2023 from $156.4 million in fiscal 2022, primarily on account of an increase in general and administrative expenses by $19.2 million, and selling and marketing expenses by $8.2 million and lower foreign exchange gain by $4.9 million to a gain of $1.0 million in fiscal 2023 as compared to a gain of $6.0 million in fiscal 2022.

General and administrative expenses increased by $19.2 million to $132.8 million in fiscal 2023 from $113.7 million in fiscal 2022, primarily due to an increase in employee costs due to higher salaries on account of higher headcount, wage inflation and higher share-based compensation costs; and an increase in other costs due to higher legal and professional costs (including expenses related to our acquisition of Vuram, The Smart Cube and OptiBuy) and higher travel costs. These increases were partially offset by a depreciation of the South African rand, pound sterling Indian rupee and Philippine peso against the US dollar by an average of 14.4%, 11.8%, 7.8% and 10.5%, respectively, in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022, which resulted in a decrease of general and administrative expenses by approximately $7.1 million.

Selling and marketing expenses increased by $8.2 million to $56.9 million in fiscal 2023 from $48.7 million in fiscal 2022, primarily due to an increase in employee costs due to wage inflation; an increase in other costs due to higher marketing costs and higher travel costs. These increases were partially offset by lower legal and professional costs and a depreciation of the pound sterling against the US dollar by an average of 11.8%, in fiscal 2023, as compared to the average exchange rates in fiscal 2022, resulting in an increase of selling and marketing expenses by approximately $1.8 million.

We recorded foreign exchange gain of $1.0 million in fiscal 2023, primarily on account of a revaluation gain of $1.0 million as compared to a foreign exchange gain of $6.0 million in fiscal 2022, primarily on account of a revaluation gain of $6.0 million.

Fiscal 2022 Compared to Fiscal 2021

For a discussion of our segment operating profit in fiscal 2022 compared to fiscal 2021, please see “Part I — Item 5.Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Operating Profit — Fiscal 2022 Compared to Fiscal 2021” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 17, 2022.

Segment Profit

Fiscal 2023 Compared to Fiscal 2022

Segment profit in the WNS Global BPM segment increased by 11.7% to $212.0 million in fiscal 2023 from $189.8 million in fiscal 2022. The increase in profit was primarily attributable to higher operating profit, lower income tax expenses and higher other income, net, partially offset by higher finance expenses.

The finance expense in fiscal 2023 was $18.8 million as compared to $13.3 million in fiscal 2022 primarily due to higher interest on the right of use assets under IFRS 16, and higher interest on our long-term loans taken for the acquisition of The Smart Cube.

The other income, net increased by $2.3 million in fiscal 2023 to $15.4 million from $13.1 million in fiscal 2022 primarily due to higher interest income associated with an income tax refund of $2.1 million, higher cash and cash equivalents and investments and higher interest yield.

The income tax expense in fiscal 2023 was $27.4 million as compared to $32.7 million in fiscal 2022. The decrease in income tax expense was primarily due to marginally lower taxable profit, a change in geographical mix of taxable profits in favor of tax exempt jurisdictions and a one-time recognition of previously unrecognized deferred tax assets in the amount of $1.7 million.

Fiscal 2022 Compared to Fiscal 2021

For a discussion of our segment profit in fiscal 2022 compared to fiscal 2021, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Global BPM — Segment Profit — Fiscal 2022 Compared to Fiscal 2021” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 17, 2022.

WNS Auto Claims BPM

Segment Revenue

Fiscal 2023 Compared to Fiscal 2022

Revenue in the WNS Auto Claims BPM segment decreased by $24.4 million to $71.8 million in fiscal 2023 from $96.1 million in fiscal 2022. The decrease was primarily on account of a decrease in revenue from existing clients by $25.5 million and a depreciation of the pound sterling against the US dollar by an average of 11.8% in fiscal 2023 as compared to the average exchange rate in fiscal 2022, partially offset by revenue from new clients of $1.1 million. Payments made to repair centers in fiscal 2023 decreased by $20.7 million to $62.2 million in fiscal 2023 from $83.0 million in fiscal 2022.

Revenue less repair payments (non-GAAP) in this segment decreased by $3.7 million to $9.5 million in fiscal 2023 from $13.2 million in fiscal 2022. The decrease was primarily on account of a decrease in revenue less repair payments (non-GAAP) in this segment from existing clients by $3.9 million and a depreciation of the pound sterling against the US dollar by an average of 11.8% in fiscal 2023 as compared to the average exchange rate in fiscal 2022, partially offset by revenue less repair payments (non-GAAP) in this segment from new clients of $0.3 million.

Fiscal 2022 Compared to Fiscal 2021

For a discussion of our segment revenue in fiscal 2022 compared to fiscal 2021, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Revenue — Fiscal 2022 Compared to Fiscal 2021” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 17, 2022.

Segment Operating Profit

Fiscal 2023 Compared to Fiscal 2022

The segment reported an operating loss of $2.1 million in fiscal 2023 as compared to an operating loss of $2.9 million in fiscal 2022. The lower segment operating loss recorded in fiscal 2023 was primarily due to lower cost of revenue (excluding payments to repair centers), lower general and administrative expenses and lower selling and marketing expenses, partially offset by lower revenue less repair payments (non-GAAP).

Our cost of revenue (excluding payments to repair centers) decreased by $2.3 million to $10.1 million in fiscal 2023 from $12.4 million in fiscal 2022. The decrease in cost of revenue (excluding payments made to repair centers) was primarily on account of a decrease in our employee costs by $1.4 million

Our other costs include selling and marketing expenses, general and administrative expenses, and foreign exchange loss or gain. Our other costs decreased by $2.3 million to $1.4 million in fiscal 2023 from $3.7 million in fiscal 2022, primarily due to a decrease in general and administrative expenses by $2.2 million to $1.2 million in fiscal 2023 from $3.4 million in fiscal 2022.

Fiscal 2022 Compared to Fiscal 2021

For a discussion of our segment operating profit in fiscal 2022 compared to fiscal 2021, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Operating Profit — Fiscal 2022 Compared to Fiscal 2021” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 17, 2022.

Segment Profit

Fiscal 2023 Compared to Fiscal 2022

The segment reported a loss of $1.3 million in fiscal 2023 as compared to a loss of $1.9 million in fiscal 2022. This was primarily attributable to lower segment operating loss.

Fiscal 2022 Compared to Fiscal 2021

For a discussion of our segment profit in fiscal 2022 compared to fiscal 2021, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment — WNS Auto Claims BPM — Segment Profit — Fiscal 2022 Compared to Fiscal 2021” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 17, 2022.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2018. We have filed an application with the Government of India for the renewal of the advance pricing agreement on similar terms for another five years starting from April 2023. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2018 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹560.9 million ($6.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹153.1 million ($1.9 million based on the exchange rate on March 31, 2023).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		(₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) in India	Fiscal 2003	₹	0.1	$(0.1	)(1)	₹	0.1	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.1	)(1)	₹	2.2	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	1.2	$(0.1	)(1)
WNS Global Services Private Limited (“WNS Global”)	Fiscal 2006	₹	29.8	$(0.4	)(1)	₹	7.7	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
WNS Global	Fiscal 2009	₹	55.2	$(0.7	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	0.3	$(0.1	)(1)
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	8.2	$(0.1	)(1)
WNS Global	Fiscal 2016	₹	45.2	$(0.6	)(1)	₹	18.3	$(0.1	)(1)
WNS Global	Fiscal 2017	₹	91.9	$(1.0	)(1)	₹	14.4	$(0.1	)(1)
WNS Global	Fiscal 2018	₹	258.2	$(2.8	)(1)	₹	89.7	$(0.9	)(1)
Total		₹	560.9	$(6.8	)(1)	₹	153.1	$(1.9	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2023.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2023, we have provided a tax reserve of ₹816.9 million ($9.9 million based on the exchange rate on March 31, 2023) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹6,556.9 million ($79.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹2,353.2 million ($28.6 million based on the exchange rate on March 31, 2023). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹904.1 million ($11.0 million based on the exchange rate on March 31, 2023) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2023, corporate tax returns for fiscal year 2020 and thereafter remain subject to examination by tax authorities in India.

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

In addition, we currently have orders of assessment outstanding for various years pertaining to pre-acquisition period of newly acquired entities, which assess additional taxable income that could in the aggregate give rise to an estimated ₹63.2 million ($0.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹31.1million ($0.4 million based on the exchange rate on March 31, 2023). These orders of assessment disallow tax holiday benefit claimed by the newly acquired entities. The newly acquired entities have appealed against these orders of assessment before higher appellate authorities.

We have received orders of assessment from the VAT, service tax and GST authorities, demanding payment of ₹159.6 million ($1.9 million based on the exchange rate on March 31, 2023) towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2019. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments will more likely than not be vacated by the higher appellate authorities and we intend to dispute the orders of assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2023) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated by the higher appellate authorities and we intend to dispute the order of assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, to fund our debt repayment obligations, to fund our acquisitions and to fund the repurchase of ADSs under our share repurchase programs, as described in further detail below, see “— Share Repurchases.” Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at March 31, 2023, we had cash and cash equivalents of $127.9 million which were primarily held in South African rand, Indian rupees, Philippine pesos, US dollars and pound sterling. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $177.0 million as at March 31, 2023.

As at March 31, 2023, we had $173.4 million debt outstanding. We also had available lines of credit amounting to $139.6 million, all of which were available as at March 31, 2023. These limits can be utilized in accordance with the agreed terms and prevailing interest rates at the time of borrowing. We are continually evaluating the impact of the COVID-19 pandemic on our liquidity position, and we believe that we are able to source additional lines of credit, if required.

In July 2022, WNS (Mauritius) Limited obtained a term loan facility of $80.0 million from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., Hong Kong Branch for general corporate purposes. The loan bears interest at a rate equivalent to the SOFR plus a margin of 1.20% per annum. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total net borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in July 2027 and the principal is repayable in 10 semi-annual installments of $8.0 million each. On January 9, 2023, we made the first scheduled repayment of $8.0 million.

In December 2022, WNS UK obtained a term loan facility of £83.0 million ($102.4 million based on the exchange rate on March 31, 2023) from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., UK Branch to fund our acquisition of The Smart Cube. The loan bears interest at a rate equivalent to the pound sterling overnight index average (“SONIA”) plus a margin of 1.25% per annum. WNS UK’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total net borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in December 2027 and the principal is repayable in 10 semi-annual installments of £8.3 million each. The first scheduled repayment date is due in June 2023.

As at March 31, 2023, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹840 million ($10.2 million based on the exchange rate on March 31, 2023) from The Hongkong and Shanghai Banking Corporation Limited, ₹600 million ($7.3 million based on the exchange rate on March 31, 2023) from BNP Paribas, ₹800 million ($9.8 million based on the exchange rate on March 31, 2023) from Citibank N.A., ₹750 million ($9.1 million based on the exchange rate on March 31, 2023) from Axis Bank, ₹600 million ($7.3 million based on the exchange rate on March 31, 2023) from DBS Bank, ₹600 million ($7.3 million based on the exchange rate on March 31, 2023) from HDFC Bank, ₹600 million ($7.3 million based on the exchange rate on March 31, 2023) from ICICI Bank and ₹600 million ($7.3 million based on the exchange rate on March 31, 2023) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2023, there was no amount utilized from these lines of credit.

As at March 31, 2023 WNS UK had an working capital facility of £14.0 million ($17.3 million based on the exchange rate on March 31, 2023) from HSBC Bank plc. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2023, there was no outstanding amount under this facility.

As at March 31, 2023 our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($1.7 million based on the exchange rate on March 31, 2023) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2023, there was no outstanding amount under this facility.

As at March 31, 2023, WNS North America Inc., had an unsecured line of credit of $40.0 million from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate or SOFR plus a margin of 1.65% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2023, there was no outstanding amount under this facility.

As at March 31, 2023, WNS Global Services Philippines Inc. had an unsecured line of credit of $15.0 million from The HSBC Bank plc. for working capital purposes. This line of credit can be withdrawn by the lender at any time. As at March 31, 2023, there was no outstanding amount under this facility.

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bore interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we entered into interest rate swaps with banks to swap the variable portion of the interest based on the three-month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan were guaranteed by WNS. The term loan was secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contained certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matured in March 2022 and the principal was repayable in 10 semiannual installments of $8.4 million each. On September 14, 2017, March 14, 2018, September 17, 2018, March 14, 2019, September 16, 2019, March 16, 2020, September 14, 2020, March 15, 2021, September 14, 2021 we made scheduled repayments of $8.4 million each and on March 14, 2022 we repaid the final installment of $8.4 million. As a result of our repayment of the final instalment, HSBC Bank (Mauritius) Limited released the pledge on shares of WNS (Mauritius) Limited.

As at March 31, 2023, bank guarantees amounting to $0.9 million were provided on behalf of certain of our subsidiaries to regulatory authorities and other third parties.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our capital expenditures, share repurchases and working capital needs. We currently expect our capital expenditures needs in fiscal 2024 to be approximately $60.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure in fiscal 2023 amounted to $45.0 million and our capital commitments (net of capital advances) as at March 31, 2023 were $17.9 million. Of the capital expenditure incurred in fiscal 2023, approximately $17.9 million was incurred in India, approximately $11.1 million was incurred in the Philippines, approximately $6.8 million was incurred in South Africa, approximately $6.3 million was incurred in the US, approximately $1.6 million was incurred in UK, approximately, $1.3 million was incurred in the rest of the world. Of the capital commitments of $17.9 million, we plan to spend approximately $8.9 million in India, approximately $4.6 million in the Philippines, approximately $3.3 million in South Africa, approximately $0.6 million in the UK and approximately $0.5 million in the rest of the world.

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

The following table shows our cash flows in fiscal 2023 and 2022:

	Year ended March 31,
	2023	2022
	(US dollars in millions)
Net cash provided by operating activities	$205.0	$187.5
Net cash used in investing activities	$(233.2)	$(48.8)
Net cash provided by / (used in) financing activities	$63.0	$(127.1)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $205.0 million in fiscal 2023 from $187.5 million in fiscal 2022. The increase in net cash provided by operating activities was attributable to an increase in profit as adjusted for non-cash and other items by $21.3 million, a decrease in taxes paid by $3.1 million, an increase in interest received by $1.8 million, which was partially offset by an increase in cash outflow on account of working capital changes by $6.1 million and an increase in interest paid on our long-term debt and lease liabilities by $2.6 million.

The profit after tax as adjusted for non-cash and other items, primarily comprised the following: (i) profit after tax of $137.3 million in fiscal 2023 as compared to $132.1 million in fiscal 2022; (ii) depreciation and amortization expense of $73.8 million in fiscal 2023 as compared to $61.6 million in fiscal 2022; (iii) unrealized exchange loss of $2.2 million in fiscal 2023 as compared to an unrealized gain of $4.5 million in fiscal 2022; (iv) share-based compensation expense of $49.7 million in fiscal 2023 as compared to $44.2 million in fiscal 2022; (v) interest expense of $18.6 million in fiscal 2023 as compared to $13.3 million in fiscal 2022; (vi) unrealized gain on derivative instruments of $2.4 million in fiscal 2023 as compared to an unrealized loss of $3.3 million on drivative instruments in fiscal 2022; (vii) income tax expense (current tax and deferred tax) of $27.2 million in fiscal 2023 as compared to $32.4 million in fiscal 2022; (viii) interest income of $5.3 million for fiscal 2023 as compared to $3.8 million for fiscal 2022; (ix) income from marketable securities of $8.0 million in fiscal 2023 as compared to $7.1 million in fiscal 2022; (x) allowances for expected credit losses of $0.8 million for fiscal 2023 as compared to $0.1 million for fiscal 2022.

Cash outflow on account of working capital changes was $39.9 million in fiscal 2023 as compared to $33.8 million in fiscal 2022. This was primarily on account of an increase in cash outflow in relation to other liabilities by $26.9 million, trade payables by $5.4 million and a decrease in cash inflow in relation to other assets by $1.3 million, partially offset by an increase in cash inflow from trade receivables by $27.2 million and decrease in cash outflow in relation to contract liabilities by $0.3 million.

Cash Flows from Investing Activities

Net cash used in investing activities increased to $233.2 million in fiscal 2023 from $48.8 million in fiscal 2022. This was primarily on account of net cash outflow of $312.8 million towards our acquisitions and business transfer made in fiscal 2023 as compared to $2.9 million towards our acquisitions made in fiscal 2022, cash outflow of $45.0 million in fiscal 2023 towards the purchase of property and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $28.3 million in fiscal 2022, partially offset by a net cash inflow of $66.4 million from sale of marketable securities in fiscal 2023 as compared to a net cash outflow of $16.0 million in fiscal 2022; and a net cash inflow (maturity of fixed deposits, net of placements) towards our fixed deposit investments of $37.5 million in fiscal 2023 as compared to net cash outflow (placement of fixed deposits, net of maturities) of $4.4 million in fiscal 2022.

Cash Flows from Financing Activities

Net cash provided by financing activities was $63.0 million in fiscal 2023 as compared to a net cash used in financing activities of $127.1 million in fiscal 2022. This was primarily on account of cash inflow due to proceeds from long term debt (net of repayment of $8.0 million) of $172.9 million in fiscal 2023 as compared to a cash outflow of $16.8 million towards repayment of long-term debt in fiscal 2022, a cash outflow of $81.6 million towards share repurchases in fiscal 2023 as compared to $85.0 million in fiscal 2022 and a cash outflow of $28.1 million towards the principal payment of lease liabilities in fiscal 2023 as compared to $26.2 million in fiscal 2022.

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our obligations under operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2023 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in millions)
Trade payables	$25.4	$25.4	$—	$—	$—
Long term debt (before netting off debt issuance costs)	174.4	36.5	72.9	65.0	—
Estimated interest payments (1)	22.0	8.4	10.7	2.9
Lease liabilities	262.0	40.7	79.1	60.4	81.9
Purchase obligations (net of capital advances)	17.9	17.9	—	—	—

Total	$501.7	$128.8	$162.8	$128.3	$81.9

1)	Interest payments are based on effective interest rate as of March 31, 2023.

Research and Development

We have committed, and expect to continue to commit in the future, a portion of our resources to research and development. We are investing substantially in Triange, our “research, data, analytics and AI” practice, to strengthen our offerings to enable business growth and digital transformation for our clients. We collobarate with clients on their data driven transformation journey and enhance the returns on their analytics investments through our cloud-based AI/ML driven offerings and platforms with next-gen technologies.

Trend Information

Please refer to “—Results of Operations” for a discussion of the most recent trends in our services, sales and expenses by the end of fiscal 2023. In addition, please refer to discussions included therein for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

i.	Revenue recognition

Our determination of whether BPM services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

We provide automobile claims handling services, wherein we enter into contracts with its clients to process all their claims over the contract period and the fees are determined either on a per claim basis or as a fixed payment for the contract period. Where the contracts are on a per claim basis, we invoice the client at the inception of the claim process. We estimate the processing period for the claims and recognize revenue over the estimated processing period. This processing period generally ranges between one to two months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any.

ii.	Current income taxes

The major tax jurisdictions for us are India, the Philippines, South Africa, UK, and US, though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

iii.	Deferred income taxes

The assessment of the probability of future taxable profit in which deferred tax assets can be utilized is based on our latest approved budget forecast, which is adjusted for significant non-taxable profit and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the numerous jurisdictions in which we operate are also carefully taken into consideration. If a positive forecast of taxable profit indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

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

v.	Valuation of derivative financial instruments

Management uses appropriate valuation techniques, such as binomial lattice model, in measuring the fair value of derivative financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

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

The share-based compensation expense is determined based on our estimate of equity instruments that will eventually vest and valuation using the Monte-Carlo simulation and the binomial lattice model.

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

xi.	Impairment of non-derivative financial assets

We apply the forward-looking ECL model for recognizing impairment loss on financial assets that are measured at amortized cost or at fair value through other comprehensive income (“FVOCI”). Loss allowance for trade receivables and unbilled revenue with no significant financing component are measured at an amount equal to lifetime ECL. We apply the simplified approach for determining the lifetime ECL allowance using our historical credit loss experience adjusted for factors that are specific to the debtor.

For all other financial assets, we recognize lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instruments has not increased significantly since the initial recognition, we measure the loss allowance for that financial instrument equal to 12-month ECL. The impairment assessment is performed annually and the amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date is recognized as an impairment gain/loss under “General and administrative expenses” in the consolidated statement of income.

xii.	Leases

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

In fiscal 2019 and fiscal 2020, we purchased 1,101,300 ADSs and 1,098,700 ADSs in the open market for a total consideration of $56.4 million (including transaction costs) and $63.7 million (including transaction costs), respectively. In fiscal 2021, we paid $0.1 million towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs in fiscal 2020. In fiscal 2021, we purchased the remaining 1,100,000 ADSs in the open market for a total consideration of $78.6 million (including transaction costs) and completed the authorized repurchases under the above-mentioned share repurchase program, which was authorized in March 2018. We funded the repurchases under the repurchase program with cash on hand. The shares underlying the repurchased ADSs are held as treasury shares. In addition, in fiscal 2022, we cancelled, 4,400,000 ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2021, our shareholders authorized another share repurchase program for the repurchase of up to 3,300,000 ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

In fiscal 2022, we purchased 1,100,000 ADSs in the open market for a total consideration of $85.0 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand.

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

In fiscal 2023, we purchased 1,100,000 ADSs in the open market for a total consideration of $81.6 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand.

In fiscal 2023, based on authorization from the Board of Directors, we cancelled 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $81.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.1 million and in share premium amounting to $81.6 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

New accounting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2023 or later periods. Those which are considered to be relevant to our operations are set out below.

i.

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” regarding the “Classification of Liabilities as Current or Non-current”. The amendments in Classification of Liabilities as Current or Non-current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position, and not the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. The amendments:

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

The above amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are to be applied retrospectively. Early application is permitted.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

ii.

In February 2021, the IASB issued “Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)” in relation to determining which accounting policies are to be disclosed in the financial statements. These amendments:

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

•	clarify that accounting policy information is material; and

•	clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

These amendments will not have a material impact on our consolidated financial statements.

iii.	In February 2021, the IASB issued “Disclosure of Accounting Estimates (Amendments to IAS 8)” in relation to distinction between accounting policies and accounting estimates. These amendments:

•	replace the definition of change in accounting estimates with a definition of accounting estimate as “monetary amounts in financial statements that are subject to measurement uncertainty”;

•

clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors; and

•

state that a change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. It also requires that the effect of the change relating to the current period is recognized as income or expense in the current period and the effect, if any, on future periods is recognized as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

These amendments will not have a material impact on our consolidated financial statements.

iv.

In May 2021, the IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ to clarify the accounting for deferred tax on transactions such as leases and decommissioning obligations. These amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The Company is required to apply the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. The Company is required, at the beginning of the earliest comparative period presented, recognize deferred tax for all temporary differences related to leases and decommissioning obligations and recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at that date.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

These amendments will not have a material impact on our consolidated financial statements.

v.	In September 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ with amendments to clarify:

•	the requirement that a seller-lessee uses in subsequently measuring sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.

The amendments are effective for annual periods beginning on or after January 1, 2024. We are currently evaluating the impact of these amendments on our consolidated financial statements.

vi.

In October 2022, the IASB issued “Non-current Liabilities with Covenants (Amendments to IAS 1)” to clarify the conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability.

The amendments are effective for annual periods beginning on or after January 1, 2024. We are currently evaluating the impact of these amendments on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors. The following table sets forth the name, age (as at March 31, 2023) and position of each of our directors and executive officers as at the date hereof.

Name	Age
Directors
Timothy L. Main (1)(2)	65	Non-Executive Chairman
Jason Liberty (3)	47	Director
John Freeland (1)(2)	69	Director
Keshav R. Murugesh	59	Director and Group Chief Executive Officer
Françoise Gri (1)(4)	65	Director
Keith Haviland (5)	64	Director
Mario P. Vitale (5)	67	Director
Lan Tu (2)(6)	55	Director
Diane de Saint Victor (2)(5)	68	Director
Executive Officers
Keshav R. Murugesh	59	Group Chief Executive Officer
Sanjay Puria	50	Group Chief Financial Officer
Gautam Barai	48	Chief Operating Officer
Swaminathan Rajamani	46	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Audit Committee with effect from January 1, 2023.
(4)	Chairman of our Nominating and Corporate Governance Committee.
(5)	Member of our Audit Committee.
(6)	Chairman of our Compensation Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Timothy L Main was appointed to the WNS Board in June 2021, and he also serves on WNS’ Compensation and NCG Committee. In September 2021, he was appointed as the Non-Executive Chairman of the Board. Currently, Mr. Main serves on the Board of Quest Diagnostics as Chair of the Cybersecurity Committee and a member of the Audit & Finance and Governance committees. He has spent his entire career in the B2B services or outsourcing environment, including more than 25 years at Jabil, a leading provider of manufacturing services with a global operational footprint. He was the non-executive Chairman of the Board of Directors and a member of the Cyber Committee at Jabil Inc. During his tenure as Chief Executive Officer of Jabil, he led the company’s transformation and growth to a USD 17.6 billion, 141,000 employee organization through organic growth and strategic acquisitions. He comes with a rich experience and distinguished track record in international operations, corporate governance, vision and strategy, and technology-led growth. Mr.Main holds degrees from Michigan University and the Thunderbird School of Global Management. The business address of Mr. Main is 515, Madison Avenue, 8th Floor, New York, NY 10022.

John Freeland was appointed to our Board of Directors in September 2014. Currently, Mr. Freeland is the Chairman and founder of JF Manufacturing LLC and the founder of JF Fitness of North America. He is on the Board of Trout River Lumber, LLC and Scout Logic, Inc and also serves as an advisory partner of Next Horizon Capital (Erstwhile North Star Capital Investors). He was on the Board of Compuware Corporation during the year 2014. He brings over 36 years of experience to WNS. He was also the Chief Executive Officer of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President – Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of UK since March 18, 2022. As CEO he leads the transformation of WNS’ business model across the years resulting in the Company being recognised as a Digital led Business Transformation leader with clients investing heavily in Domain, Digital and Data to Insights. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He also serves as Honorary Co -Chief Mentor and Non-executive member of Project Management Committee (PMG) for “KALPATARU” CoE on Industry 4.0. Presently, he is an Executive Council member of the National Association of Software and Service Companies (“NASSCOM”). He is also a Charter Member of the Board of Trustees for TiE Mumbai, which is a non-profit organisation focusing on fostering entrepreneurship though mentoring, networking, funding and incubation and a member on advisory board of Atlas Skilltech University, a self-financed academic university. Previously, he held the position of Chairman and a Director at the Data Security Council of India, a not-for-profit, industry body on data protection in India set up by NASSCOM (from 2019 to2020) and Vice-Chairman of the Executive Council of NASSCOM . He was the Chairman of the Audit Committee of NASSCOM (from 2017 to 2018) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry – Western India’s Education Committee (from 2017-to 2018). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on WNS’s CSR arm and sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Malta House, 36-38 Piccadilly, W1J 0DP, London, United Kingdom.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 31 years of international business experience to WNS, most recently as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President – France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in various executive positions, being at last as the President and Country GM for IBM France. She is a chairperson of Omnes Education erstwhile known as INSEEC U, which is a private multidisciplinary higher education and research institution, and a member of the Board of Directors and chairperson of the Risk Committee at Credit Agricole. She is also on the board of Francaise Des Jeux, Credit Agricole Investment Banking and acts as an independent lead director at Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG in Grenoble, France. The business address of Ms. Gri is 91 Boulevard Raspail 75006 Paris.

Keith Haviland was appointed to our Board of Directors in July 2017. He brings significant global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a key founder of their offshore business model and technology global delivery network, creating Accenture’s centres in India and other locations. He later becoming responsible for all client –facing technology services including consulting, systems integration and outsourcing. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. Currently, Keith is an Emmy nominated and award winning film producer and the founder of Haviland Digital Limited, a company dedicated to creating award-winning intelligent film, television and digital media. He also serves on the board of several private companies viz Mission Control Productions Limited, Caravan Media Limited, 35 Yard Development Limited and Tin Goose Films Ltd. Mr. Haviland received a Master of Arts degree from Gonville and Caius College, Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Liveryman of the Worshipful Company of Information Technologists. The business address of Mr. Haviland is 8 Albany Park Road, Kingston Upon Thames, London, KT2 5SW, United Kingdom.

Mario P. Vitale was appointed to our Board of Directors in October 2017. He has over 41 years of experience in the insurance industry. Currently, Mr. Vitale serves as the Chief Executive Officer of Resilience Cyber Insurance Solutions, a startup of a cyber-insurance platform for insurance. Most recently he was also a member of the advisory board of Kalepa Insurance and Director of Growthsource Academy, a non-profit organization. He also serves as the Trustee of St John’s University College of Insurance and as a Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is 1300 S Miami Ave, Unit 3705,Miami FL 33130 United States.

Jason Liberty was appointed to our Board of Directors in February 2020. Mr. Liberty is a Chairman of our Audit Committee. Mr. Liberty brings over 25 years of finance experience and deep domain expertise in the travel and leisure vertical. Currently, Mr. Liberty is the Director, President and Chief Executive Officer for Royal Caribbean Cruises Ltd (“Royal Caribbean”). Since joining Royal Caribbean in 2005, Mr. Liberty has had many roles, most recently as Executive Vice President and Chief Financial Officer. In his former role he was responsible for overseeing their finance and accounting, strategy, shared service operations, technology, supply chain, port operations, legal and risk management functions. Before joining Royal Caribbean Cruises Ltd. in 2005, he was a senior manager with KPMG, LLP. Mr. Liberty earned his MBA from University of North Carolina at Chapel- Hill, Kenan-Flagler Business School. The business address of Mr. Liberty is 1050, Caribbean Way, Miami FL33131.

Lan Tu was appointed to the WNS Board in February 2022 and serves as a Chairperson of Compensation and a member of NCG Committees. Currently, Ms. Tu is the Senior Independent Director on the board of Shawbrook Bank Ltd and Shawbrook group PLC and a member of the nominations, remuneration, risk and audit committees. She also serves as a director and the Vice Chair on the Board of King’s College London and is a member of its Remuneration, Audit and Risk, and Staff and Culture Strategy Committees as well. Lan brings more than 31 years of diverse business experience to WNS, especially in strategic growth and financial services. Most recently, she served as the first CEO of Virgin Money Investments and as a Non-Executive Director at Arrow Global Group plc. Lan’s prior experience includes serving as the Chief Strategy Officer at Abrdn plc. She spent 12 years at American Express in a variety of roles. She began her career at McKinsey & Company in its London office. Lan holds an MBA degree from Harvard Business School and a Joint Honors BSc. degree from King’s College London. The business address of Ms. Tu is 1 Blakemore Villas, Blakemore Gardens, London SW13 9EH, United Kingdom.

Diane de Saint Victor was appointed to the WNS Board in April 2023 and also serves on our Audit and NCG Committees. She brings decades of transformative business experience to WNS, including deep expertise in ESG and digital compliance, international law, talent management, and government relations. She has held senior-level roles with companies across varied industries during her career including global industrial, consumer goods, and financial services firms. Most recently, Diane was an Executive Committee Member of ABB, a Switzerland based technology leader in electrification and automation, where she led the global legal function as General Counsel. Prior to joining ABB, she held executive positions at Airbus Group, SCA Hygiene, Honeywell International, General Electric, and GE Healthcare. Diane currently serves as a non-executive director on the boards of Imperial Brands, C&A AG, and Transocean. She has previously held the position of non-executive director on the Barclays board. She holds a Business Law and an International Law Degree from Paris, France Law School’. The business address of Ms Diane Baarerstrasse 63, 6300 Zug (Switzerland).

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance, information technology and procurement services functions. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 24 years of experience, out of which over 20 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is also Member of NASSCOM BPM Council, a not-for-profit industry association for IT-BPM sector in India. Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Gautam Barai served as our Chief Operating Officer (COO) and has stepped down effective May 15, 2023. During his tenure, he was based out of Mumbai and was responsible for operations, sales, client relations, technology and capability creation across the organization. He began his tenure at WNS leading operations for the Aviva business in 2009, and helped to grow our insurance vertical before becoming the leader of the banking and financial services, insurance and healthcare business units. Prior to this, he was Chief Business Officer at WNS from May 2018 to January 2019. Before joining WNS, Mr. Barai was Senior Vice President—Business Executive Operations at Bank of America. Prior to Bank of America, he served as Senior Vice President and Head of BPO at Countrywide Financial Corporation. At Countrywide, he was instrumental in setting up and managing BPO operations in both India and Costa Rica. He holds Masters of Business Administration degrees from Columbia University and London Business School. The business address of Mr. Barai was Gate 4, Godrej & Boyce Complex, Pirojshahnagar, Vikhroli (West), Mumbai 400079, India.

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

Benchmarking and Use of Compensation Consultant in Fiscal 2023

During fiscal 2023, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our Group Chief Executive Officer and named executive officers in fiscal 2023 included the following:

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2023.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2023 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2023” below.

Executive Compensation for Fiscal 2023

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Group Chief Executive Officer, Group Chief Financial Officer and other named executive officers for services rendered in fiscal 2023 (excluding grants of RSUs which are described below).

Name	Base salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$844,732	$232,050	$1,630,428	$2,707,210
Sanjay Puria	$404,343	$27,380	$651,615	$1,083,338
Gautam Barai	$432,368	$35,210	$811,559	$1,279,138
Swaminathan Rajamani	$385,377	$24,504	$621,996	$1,031,877

Total	$2,066,821	$319,145	$3,715,598	$6,101,564

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “— Other Benefits and Perquisites.”

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers in fiscal 2023 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers base salary:

•	Mr. Keshav R. Murugesh’s base salary was revised from $813,754 to $895,129. The salary revision was effective February 19, 2023.

•

Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised from $ 342,606 to $ 411,127 in fiscal 2023. The salary revision was effective April 1, 2022.

•

Mr. Gautam Barai’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised from $ 361,294 to $ 436,044 in fiscal 2023. The salary revision was effective April 1, 2022.

•

Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised from $ 311,460 to $ 392,440 in fiscal 2023. The salary revision effective April 1, 2022.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long-term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP) and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2023 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2023. Each of our executive officers’ variable incentive packages for fiscal 2023 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $1,028,696 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 158.5% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2023 at $411,127 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 158.5% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Barai’s target variable incentive for 2023 at $436,044 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Barai’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP), adjusted gross contribution (non-GAAP), and individual performance objectives. Based on actual performance against these objectives, Mr. Barai earned 186.1% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2023 at $392,440 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 158.5% of his target variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2023, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2023:

Name	Date of grant	Total RSUs granted for fiscal 2023		Weighted average grant date fair value ($) (1)
Keshav R. Murugesh	April 21, 2022	176,250	(2)	84.00
	August 1, 2022	235,000	(4)	29.60
Sanjay Puria	April 21, 2022	24,000	(3)	84.00
	August 1, 2022	28,400	(4)	29.60
Gautam Barai	April 21, 2022	28,650	(3)	84.00
	August 1, 2022	33,800	(4)	29.60
Swaminathan Rajamani	April 21, 2022	21,000	(3)	84.00
	August 1, 2022	27,200	(4)	29.60

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the weighted average grant date fair value of equity-based RSUs granted during the year.
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

(4)

During the year ended March 31, 2023, the Company granted RSUs to drive higher growth, based on performance and market conditions along with service conditions. The RSUs will vest upon the Company achieving the market capitalization target along with net revenue targets (together referred as the “vesting conditions”). The vesting period ranges from 3 years and 2 months to 4 years and 9 months from the grant date dependent on achievement of respective vesting conditions at each evaluation period. The vesting of RSUs will happen only on achievement of both the vesting conditions. Any unvested RSUs due to non-achievement of vesting conditions at the end of vesting period will lapse.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to our executive officers in fiscal 2023 are summarized below:

Name	Provident Fund	Insurance benefits	Tax Reimbursement	Club Membership	Other Benefits	Total
Keshav R. Murugesh	$98,835	$49,201	$14,795	$34,926	$34,293	$232,050
Sanjay Puria	$19,734	$4,531	$3,115	$—	$—	$27,380
Gautam Barai	$27,564	$4,531	$3,115	$—	$—	$35,210
Swaminathan Rajamani	$18,837	$2,552	$3,115	$—	$—	$24,504

Total	$164,970	$60,815	$24,140	$34,926	$34,293	$319,144

Non-executive Director Compensation for Fiscal 2023

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2023 (excluding grants of RSUs which are described below):

Name	Retainership Fees	Retainership fees for Board/Committee Chairman		Total
Gareth Williams	$56,250	$15,000	(1)	$71,250
John Freeland	$75,000	$—		$75,000
Michael Menezes	$56,250	$22,500	(2)	$78,750
Françoise Gri	$75,000	$15,000	(3)	$90,000
Keith Haviland	$75,000	$—		$75,000
Mario P. Vitale	$75,000	$—		$75,000
Jason Liberty	$75,000	$7,500	(4)	$82,500
Timothy L Main	$160,000	$—		$160,000
Lan Tu	$75,000	$5,000	(5)	$80,000

Total	$722,500	$65,000		$787,500

Notes:

(1)	Fee paid to Mr. Gareth Williams for serving as Chairman of our Compensation Committee till December 31, 2022 in fiscal 2023.
(2)	Fee paid to Mr. Michael Menezes for serving as Chairman of our Audit Committee till December 31, 2022 in fiscal 2023.
(3)	Fee paid to Ms. Françoise Gri for serving as Chairperson of our Nominating and Corporate Governance Committee in fiscal 2023.
(4)	Fee paid to Mr. Jason Liberty for serving as Chairman of our Audit Committee effective January 1, 2023 in fiscal 2023.
(5)	Fees paid to Ms. Lan Tu as Chairperson of our Compensation Committee effective January 1, 2023 in fiscal 2023.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2023 with a vesting period of one year. No options were granted in fiscal 2023.

Name	Date of grant	Total RSUs granted for fiscal 2023	Grant date fair value ($) (1)
Lan Tu	21-Apr-22	1,835	84.00
	19-Jul-22	1,900	77.71
Timothy Main	19-Jul-22	3,540	77.71
Michael Menezes	19-Jul-22	1,900	77.71
Gareth Williams	19-Jul-22	1,900	77.71
John Freeland	19-Jul-22	1,900	77.71
Francoise Gri	19-Jul-22	1,900	77.71
Keith Haviland	19-Jul-22	1,900	77.71
Mario Vitale	19-Jul-22	1,900	77.71
Jason Liberty	19-Jul-22	1,900	77.71

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

We entered into a new employment agreement with Mr. Murugesh effective April 1, 2022 and his employment shall continue, until August 17, 2025.

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

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the current agreement) or is terminated for any reason other than those specified in the current agreement (including, without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses, his base salary for a period of 12 months from the effective date of termination which will be paid in monthly installments and his target bonus for the year in which the termination occurs, both of which will be paid immediately.

Further, where Mr. Murugesh’s employment is terminated for reasons of death, disability or retirement as specified in the current agreement, he would be entitled to all accrued and unpaid salary and bonus, accrued and unused vacation, any unreimbursed expenses and vested benefits and other amounts due to him under our employee benefit plans.

With respect to share options and RSUs:

If Mr. Murugesh’s employment is terminated by us without cause all share options and RSUs granted in the fiscal years 2020-21, 2021-22 and 2022-23 (excluding the grant made in August 2022) would become exercisable on a fully accelerated basis. Further, all share options and RSUs granted in the fiscal years 2023-24 and 2024-25 would vest in accordance with the vesting schedule.

If Mr. Murugesh’s employment is terminated by Mr. Murugesh for good reason (as defined in the employment agreement), all share options and RSUs granted in the fiscal years 2020-21, 2021-22, 2022-23, 2023-24 and 2024-25 would become exercisable on a fully accelerated basis.

If Mr. Murugesh’s employment is terminated due to death, disability all share options and RSUs granted in the fiscal years 2020-21, 2021-22, 2022-23, 2023-24 and 2024-25 would become exercisable on a fully accelerated basis.

If Mr. Murugesh’s employment is terminated by us for cause (as defined in the employment agreement) or by Mr. Murugesh due to resignation (as defined in the employment agreement), no share options and RSUs would be accelerated.

If Mr. Murugesh’s employment is terminated for any other reason other than the one specified above, all share options and RSUs granted in the fiscal years 2020-21, 2021-22, 2022-23, 2023-24 and 2024-25 would become exercisable on a fully accelerated basis.

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

Termination or Amendment. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at March 31, 2023, RSUs to purchase an aggregate of 157,115 ordinary shares were outstanding, out of which RSUs to purchase 58,639 ordinary shares were held by all our directors and executive officers as a group. There is no purchase price for the RSUs.

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

Outstanding Awards. As at March 31, 2023, RSUs to purchase an aggregate of 3,612,469 ordinary shares were outstanding, out of which RSUs to purchase 1,581,898 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2023, 2022 and 2021 was $83.70, $74.14 and $43.26 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. In fiscal 2023, the total amount accrued by us to provide for pension, retirement or similar benefits was $16.7 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $12.7 million, $11.6 million and $9.4 million in each of fiscal 2023, 2022 and 2021, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $2.3 million, $2.1 million and $1.8 million in each of fiscal 2023, 2022 and 2021, respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $1.2 million, $0.8 million and $0.9 million in each of fiscal 2023, 2022 and 2021, respectively, to the UK pension scheme.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $24,340 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $2.6 million, $2.4 million and $1.0 million in fiscal 2023, 2022 and 2021, respectively, to LIC and ALICPL.

Our Sri Lankan subsidiary, Philippines subsidiary and two Indian subsidiaries have unfunded gratuity obligations.

Compensated Absence

Our liability for compensated absences, is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Main, Freeland, Vitale, Haviland , Liberty, Ms. Gri , Ms. Tu and Ms. de Saint Victor satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2026;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2024; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2025.

Our directors are classified as follows:

•	Class I: Mr. Mario P. Vitale , Mr. Tim Main and Ms. Lan Tu;

•	Class II: Mr. Keshav R. Murugesh and Mr. Keith Haviland and Ms. Diane de Saint Victor; and

•	Class III: Ms. Françoise Gri, Mr. John Freeland and Mr. Jason Liberty.

The appointments of Messrs. Keith Haviland and Keshav Murugesh and Ms. Diane de Saint Victor will expire at the next annual general meeting, which we expect to hold in September 2023. Messrs. Haviland and Murugesh and Ms. de Saint Victor have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting.

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

Our Board of Directors held five meetings and two board calls in fiscal 2023.

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

Audit Committee

The Audit Committee comprises four directors: Mr. Jason Liberty (Chairman), Mr. Keith Haviland, Mr. Mario P. Vitale and Ms. Diane de Saint Victor. Each of Messrs. Haviland, Liberty and Vitale and Ms. de Saint Victor satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Liberty serves as our Audit Committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Audit Committee held five meetings in fiscal 2023.

Compensation Committee

The Compensation Committee comprises four directors: Ms. Lan Tu (Chairperson), Messrs. John Freeland and Timothy L Main and Ms Francoise Gri. Each of Messrs. Freeland and Main and Ms.Gri and Ms. Tu satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held four meetings in fiscal 2023.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises five directors: Ms. Françoise Gri (Chairperson), Ms. Lan Tu, Ms. Diane de Saint Victor and Messrs. Timothy L Main and John Freeland. Each of Ms. Gri, Ms. Tu, Ms. de Saint Victor and Messrs. Main and Freeland satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

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

The Nominating and Corporate Governance Committee held four meetings in fiscal 2023.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2023.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2023. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2023 are based on an aggregate of 48,360,817 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Timothy L. Main	14,240	0.029
Françoise Gri	21,655	0.045
Keith Haviland	15,450	0.032
John Freeland	43,153	0.089
Jason Liberty	7,484	0.015
Mario Vitale	11,990	0.025
Lan Tu	1,835	0.004
Keshav R. Murugesh	655,749	1.356
Executive Officers
Sanjay Puria	40,468	0.084
Gautam Barai	81,592	0.169
Swaminathan Rajamani	78,082	0.161
All our directors and executive officers as a group (11 persons as at March 31, 2023)	971,698	2.009

Notes:

(1)	Timothy L Main holds 10,000 shares in the form of ADSs.
(2)	Of the 43,153 shares beneficially owned by Mr. John Freeland, 17,750 shares are in the form of ADSs.

As at March 31, 2023, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at March 31, 2023:

	RSU Summary
Name	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying unexercised RSUs to be vested within 60 days after Mar 31, 2023	Vesting dates	Number of shares underlying unexercised RSUs held that have not vested
Non-executive Directors
John Freeland	—	—	—	1,900
Francoise Gri	—	—	—	1,900
Keith Haviland	—	—	—	1,900
Mario Vitale	—	—	—	1,900
Jason Liberty	—	—	—	1,900
Timothy L. Main	—	—	—	3,540
Thi Nhuoc Lan Tu	—	1,835	21-Apr-23	1,900
Executive Officers
Keshav R. Murugesh	478,397	168,315	22-Apr-23	532,726
		4,631	21-Apr-23
		4,406	21-Apr-23
Sanjay Puria	20,271	19,074	22-Apr-23	70,793
		590	21-Apr-23
		533	21-Apr-23
Gautam Barai	61,076	19,285	22-Apr-23	80,544
		594	21-Apr-23
		637	21-Apr-23
Swaminathan Rajamani	61,120	16,001	22-Apr-23	63,495
		494	21-Apr-23
		467	21-Apr-23

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2023 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 48,360,817 ordinary shares outstanding as at that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
FMR LLC (2)	4,895,598	10.1%
Nalanda India Fund Limited (3)	4,122,196	8.5%
Macquarie Group Limited (4)	2,467,875	5.1%

Notes:

(1)	Based on an aggregate of 48,360,817 ordinary shares outstanding as at March 31, 2023.
(2)

Information is based on Amendment No. 20 to a report on Schedule 13G jointly filed with the Commission on February 9, 2023 by FMR LLC and Abigail P. Johnson. FMR LLC and Abigail P. Johnson filed Amendment No. 20 to a report on Schedule 13G jointly filed with the Commission on February 9, 2023 reporting beneficial ownership of 4,895,598 shares as at December 30, 2023. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 20, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(3)	Information is based on Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2019 by Nalanda India Fund Limited.
(4)	Information is based on a Form 13F for the quarter ended December 31, 2022 filed with the Commission on February 21, 2023 by Macquarie Group Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

Waddell & Reed Financial, Inc. (“WDR”) reported its beneficial ownership of our ordinary shares to be 11.6% (based on the then number of our ordinary shares reported as outstanding) in Amendment No. 9 to a report on Schedule 13G filed with the Commission on February 14, 2020 and 10.6% based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G filed with the Commission on February 12, 2021. On April 30, 2021, WDR filed a current report on Form 8-K with the Commission announcing the completion of its acquisition by Macquarie Management Holdings, Inc. and became a wholly owned subsidiary of Macquarie Management Holdings, Inc.

•

Macquarie Group Limited reported its beneficial ownership of our ordinary shares to be 5.32% (based on the then number of our ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 14, 2022 and 0.12% (based on the then number of our ordinary share reported as outstanding) in an amendment to a report on Schedule 13G filed with the Commission on July 11, 2022. Macquarie Management Holdings, Inc., which was described in this report on Schedule 13G as being owned by Macquarie Group Limited and a joint filer of the report, reported that it had no beneficial ownership of our ordinary shares. On February 21, 2023, Macquarie Group Limited filed a Form 13F with the Commission and reported that it had beneficial ownership of 2,467,875 of our ordinary shares as at December 31, 2022, which represented 5.1% of our then ordinary shares.

•

Grandeur reported its beneficial ownership of our ordinary shares to be 5.15% (based on the then number of our ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 17, 2021, 5.88% (based on the then number of ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 14, 2022, and 2.58% (based on the then number of ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 13, 2023.

None of our major shareholders have different voting rights from our other shareholders.

As at March 31, 2023, 48,142,457 of our ordinary shares, representing 99.6% of our outstanding ordinary shares, were held as ADSs by Deutsche Bank Trust Company Americas, the depositary for our ADS holders. We are aware of 13 record shareholders being a US citizen or an entity incorporated in the US, including the depository, as at March 31, 2023. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.

Mr. Keshav Murugesh is a member of the Executive Council at NASSCOM. During fiscal 2023, we paid membership and subscription charges and sponsorship fees for various events conducted by NASSCOM amounting to $64.

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

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2018. We have filed an application with the Government of India for the renewal of the advance pricing agreement on similar terms for another five years starting from April 2023. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2018 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹560.9 million ($6.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹153.1 million ($1.9 million based on the exchange rate on March 31, 2023).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded

		(₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) in India	Fiscal 2003	₹	0.1	$(0.1	)(1)	₹	0.1	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.1	)(1)	₹	2.2	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	1.2	$(0.1	)(1)
WNS Global Services Private Limited (“WNS Global”)	Fiscal 2006	₹	29.8	$(0.4	)(1)	₹	7.7	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
WNS Global	Fiscal 2009	₹	55.2	$(0.7	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	0.3	$(0.1	)(1)
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	8.2	$(0.1	)(1)
WNS Global	Fiscal 2016	₹	45.2	$(0.6	)(1)	₹	18.3	$(0.1	)(1)
WNS Global	Fiscal 2017	₹	91.9	$(1.0	)(1)	₹	14.4	$(0.1	)(1)
WNS Global	Fiscal 2018	₹	258.2	$(2.8	)(1)	₹	89.7	$(0.9	)(1)
Total		₹	560.9	$(6.8	)(1)	₹	153.1	$(1.9	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2023.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2023, we have provided a tax reserve of ₹816.9 million ($9.9 million based on the exchange rate on March 31, 2023) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹6,556.9 million ($79.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹2,353.2 million ($28.6 million based on the exchange rate on March 31, 2023). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹904.1 million ($11.0 million based on the exchange rate on March 31, 2023) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2023, corporate tax returns for fiscal year 2020 and thereafter remain subject to examination by tax authorities in India.

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

In addition, we currently have orders of assessment outstanding for various years pertaining to pre-acquisition period of newly acquired entities, which assess additional taxable income that could in the aggregate give rise to an estimated ₹63.2 million ($0.8 million based on the exchange rate on March 31, 2023) in additional taxes, including interest of ₹31.1million ($0.4 million based on the exchange rate on March 31, 2023). These orders of assessment disallow tax holiday benefit claimed by the newly acquired entities. The newly acquired entities have appealed against these orders of assessment before higher appellate authorities.

We have received orders of assessment from the VAT, service tax and GST authorities, demanding payment of ₹159.6 million ($1.9 million based on the exchange rate on March 31, 2023) towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2019. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments will more likely than not be vacated by the higher appellate authorities and we intend to dispute the orders of assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2023) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated by the higher appellate authorities and we intend to dispute the order of assessment.

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

B. Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006 under the symbol “WNS”. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. The number of our outstanding ordinary shares (including the ordinary shares underlying ADSs) as at March 31, 2023 was 48,360,817.As at March 31, 2023, there were 48,142,457 ADSs outstanding (representing 48,142,457 ordinary shares).

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

Share Capital

As at March 31, 2023, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2023, 2022 and 2021, we had 48,360,817, 48,849,907 and 49,402,203 shares (excluding 1,100,000 treasury shares), respectively. The decrease in the number of ordinary shares outstanding during the last three fiscal years resulted from share repurchases pursuant to our share repurchase programs, partially offset by the issuance of ordinary shares pursuant to our three share-based incentive plans: our 2002 Stock Incentive Plan, our 2006 Incentive Award Plan (as amended and restated) and our 2016 Incentive Award Plan (as amended and restated). Other than pursuant to our incentive award plans, we have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

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

C. Material Contracts

Except as disclosed below, we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

(1) Employment Agreement effective April 1, 2022 between Keshav R. Murugesh and WNS Global Services Private Limited, and as amended thereafter.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)		Average(2)		High		Low
2019	₹	69.16	₹	69.87	₹	74.33	₹	64.92
2020		75.39		70.89		76.37		68.40
2021		73.14		74.25		76.95		72.37
2022		75.87		74.50		77.07		72.42
2023		82.19		80.30		82.97		75.31
2024 (until May 12, 2023)		82.17		81.95		82.33		81.65

Notes:

(1)

The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of consolidated financial statements included elsewhere in this annual report.

(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High		Low
November 2022	₹	82.76	₹	80.72
December 2022		82.93		81.17
January 2023		82.86		80.99
February 2023		82.97		81.73
March 2023		82.84		81.77
April 2023		82.33		81.65
May 2023 (until May 12, 2023)		82.17		81.73

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2019	£0.77	£0.76	£0.80	£0.70
2020	0.80	0.79	0.87	0.75
2021	0.73	0.72	0.73	0.72
2022	0.76	0.73	0.77	0.70
2023	0.81	0.83	0.93	0.76
2024 (until May 12, 2023)	0.80	0.80	0.81	0.79

Notes:

(1)

The spot rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of consolidated financial statements included elsewhere in this annual report.

(2)	Represents the average of the daily exchange rates during the period.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2022	£0.89	£0.83
December 2022	0.83	0.81
January 2023	0.84	0.81
February 2023	0.84	0.81
March 2023	0.84	0.81
April 2023	0.81	0.79
May 2023 (until May 12, 2023)	0.80	0.79

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

On December 13, 2013, the Chief Minister of Jersey signed the US-Jersey Intergovernmental Agreement (“US IGA”), which imposes certain due diligence and reporting requirements on Jersey FIs. Where applicable information regarding shareholders, their ultimate beneficial owners and/or controlling persons, and their investment in and returns from the company, may need to be reported to the local States of Jersey tax authority.

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

In addition, application and other fees may be payable. Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts, nor are there any other estate duties.

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

Subject to certain exceptions, for foreign tax credit purposes, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute foreign source income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income.” To the extent the dividends would be taxable as qualified dividend income with respect to non-corporate US Holders, including individual US Holders (subject to the discussion above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. Recently issued US Treasury regulations add various further limitations on the use of foreign tax credits. You are urged to consult your tax advisors regarding the foreign tax credit limitation and source of income rules with respect to distributions on the ADSs or ordinary shares.

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

Subject to certain exceptions and limitations, gain or loss on a sale or other taxable disposition of ADSs or ordinary shares generally will be capital gain or loss and will be treated as long-term capital gain or loss, if your holding period in the ADSs or ordinary shares exceeds one year. Subject to the PFIC rules discussed below and other limitations, if you are a non-corporate US Holder, including an individual US Holder, any long-term capital gain will be subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Any such gain or loss recognized by a US Holder will generally be treated as U.S. source.

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

J. Annual Report to Security Holders

Not applicable.

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

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 46.0% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) in fiscal 2023 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2023, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $30.5 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $24.3 million in fiscal 2023, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $6.9 million in fiscal 2023, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $1.3 million in fiscal 2023. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2023 by approximately $47.9 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand in fiscal 2023 by approximately $5.0 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso in fiscal 2023 by approximately $11.6 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings that have a floating rate of interest, which is linked to various reference rates including the Bank of England base rate, prime rate, the US dollar LIBOR and SOFR. We manage this risk by maintaining an appropriate mix of fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. There was no amount outstanding under these swap agreements as at March 31, 2023.

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2023, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2023, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of WNS’ consolidated operations except for the acquired operations of:

•	Vuram Technology Solutions Private Limited and its subsidiaries, acquired in July 2022;

•	The Smart Cube Limited and its subsidiaries, acquired in December 2022; and

•	OptiBuy sp. z o.o and its subsidiaries, acquired in December 2022 whose financial statements collectively reflected total assets and revenues constituting 3.7% and 2.9%, respectively, of our assets and revenue in our consolidated financial statements as at and for the year ended March 31, 2023.

Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2023, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2023, has been audited by Grant Thornton Bharat LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

WNS (Holdings) Limited

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2023, and our report dated May 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of Vuram Technology Solutions Private Limited and its subsidiaries (“Vuram”), The Smart Cube Limited and its subsidiaries (“The Smart Cube”) and OptiBuy sp. Z.o.o. and its subsidiaries (“OptiBuy”), wholly owned subsidiaries of WNS (Holdings) Limited, whose consolidated financial statements reflect total assets and revenues constituting 3.7% and 2.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2023. As indicated in Management’s Report, Vuram, The Smart Cube and OptiBuy were acquired on July 01, 2022, December 16, 2022 and December 14, 2022 respectively. Management’s assessment on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Vuram, The Smart Cube and OptiBuy.

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

May 16, 2023

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Jason Liberty (Chairman), Keith Haviland, Mario P. Vitale and Ms. Diane de Saint Victor. Each of Messrs. Liberty, Havilland and Vitale and Ms. Diane is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Liberty qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. The Code of Business Ethics and Conduct was amended in October 2016 and July 2018 to refresh our core purposes and values and July 2019 to change the limit on the gift value in line with market standards, in October 2021 to update new link to report the violations to the Policy and in July 2022 to reflect changes in the limit on the client gifting and entertainment guidelines We have posted the code on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to our General Counsel at our principal executive offices at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton Bharat LLP served as our independent public accountant for fiscal 2023. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton Bharat LLP and Grant Thornton member firms for fiscal 2023 and 2022.

	Fiscal
	2023	2022
Audit fees	$821,400	$635,105

Total	$821,400	$635,105

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

In fiscal 2019 and fiscal 2020, we purchased 1,101,300 ADSs and 1,098,700 ADSs, respectively, in the open market for a total consideration of $56.4 million and $63.7 million (including transaction costs of $0.01 million), respectively. In fiscal 2021, we paid $0.1 million towards cancellation fees for ADSs in relation to the repurchase of 1,100,000 ADSs in fiscal 2020. In fiscal 2021, we purchased the remaining 1,100,000 ADSs in the open market for a total consideration of $78.6 million (including transaction costs of $0.01 million) and completed the above-mentioned share repurchase program, which was authorized in March 2018. We funded the repurchases under the repurchase program with cash on hand. The shares underlying the repurchased ADSs are held as treasury shares.

In fiscal 2021, our shareholders authorized another share repurchase program for the repurchase of up to 3,300,000 ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

In fiscal 2022, we purchased 1,100,000 ADSs in the open market for a total consideration of $85.0 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand. In fiscal 2022, we cancelled 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $163.4 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2023, we purchased 1,100,000 ADSs in the open market for a total consideration of $81.6 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand. In fiscal 2023, based on authorization from the Board of Directors, we cancelled 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $81.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.1 million and in share premium amounting to $81.6 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

The table below sets forth the details of ADSs repurchased during fiscal 2023, April 2023 and May 2023 (till May 16, 2023) under the above mentioned share repurchase programs:

Period	No. of ADSs Purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in thousands) of ADSs that may yet be repurchased under the program (assuming purchase price of $110 per ADS)
April 1 to April 30, 2022	—	—	—	242,000
May 1 to May 31, 2022	129,409	72.33	129,409	227,765
June 1 to June 30, 2022	612,209	72.51	612,209	160,422
July 1 to July 31, 2022	358,382	77.77	358,382	121,000
August 1 to August 31, 2022	—	—	—	121,000
September 1 to September 30, 2022	—	—	—	121,000
October 1 to October 31, 2022	—	—	—	121,000
November 1 to November 30, 2022	—	—	—	121,000
December 1 to December 31, 2022	—	—	—	121,000
January 1 to January 31, 2023	—	—	—	121,000
February 1 to February 28, 2023	—	—	—	121,000
March 1 to March 31, 2023	—	—	—	121,000
April 1 to April 30, 2023	—	—	—	121,000
May 1 to May 16, 2023	—	—	—	121,000

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our Corporate Governance Guidelines were last amended in July 2021. We have posted our amended Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Timothy L Main and John Freeland and Ms. Françoise Gri and Ms.Lan Tu are members of our Board of Directors and they serve on our Nominating and Corporate Governance Committee and Compensation Committee. Ms. Diane de Saint Victor also serves on our Nominating and Corporate Governance Committee. Messrs.Jason Liberty, Keith Haviland and Mario P. Vitale and Ms. Diane de Saint Victor serve on our Audit Committee. Each of Messrs. Main , Freeland, Liberty, Haviland and Vitale and Ms. Gri and Ms. Tu and Ms. de Saint Victor satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2023 and 2022

•	Consolidated Statements of Income for the years ended March 31, 2023, 2022 and 2021

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2023, 2022 and 2021

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2023, 2022 and 2021

•	Consolidated Statements of Cash Flows for the years ended March 31, 2023, 2022 and 2021

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Form of Deposit Agreement among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, or ADRs, issued thereunder (including the Form of ADR) — incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.2	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended, incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.1	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.2	Form of the First Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2018.

4.3	Form of the Second Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 21, 2020.

4.4	Form of the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Exhibit 99.1 of WNS (Holdings) Limited’s Report on Form 6-K (File No. 001-32945), as furnished to the Commission on July 16, 2021.

4.5	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.6	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.7	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.8	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10 th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.9	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11thfloors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.10	Lease Deed dated December 16, 2020 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.11	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10 — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.12	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5 — incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.13	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11 — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.14	Facility Agreement dated March 10, 2017 among WNS (Mauritius) Limited, HSBC Bank (Mauritius) Limited, and Standard Chartered Bank, UK—incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for fiscal 2017 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on June 29, 2017.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton Bharat LLP, independent registered public accounting firm.**

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 16, 2023

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
WNS (Holdings) Limited
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statement of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 16, 2023 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters do not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
A) Revenue recognition in accordance with IFRS 15
The Company derives revenue from BPM services, comprising back-office administration, data management, customer experience services management which are provided to customers across industries from multiple geographies. The Company recognizes revenue upon transfer of control of promised services to customers for an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.
Refer Note 20 and Note 2(s) to the accompanying consolidated financial statements for revenue recorded during the year and related accounting policy adopted by the Company respectively.
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
How the Critical Audit Matter was addressed in the audit
Our principal audit procedures related to the revenue recognition included, but were not limited to, the following:

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

B) Business Combinations
As described in note 4 (d), 4(a) and 4(b) to the consolidated financial statements, the Company entered into business purchase agreements to purchase all ownership interest of Vuram Technology Solutions Private Limited (“Vuram”), The Smart Cube Limited (UK) (“The Smart Cube”), Optibuy sp. z.o.o. (“Optibuy”) during the year ended March 31, 2023. The total purchase consideration was $ 170 Mn, $ 122 Mn and $ 32 Mn, including contingent consideration of $ 21 Mn, $ 15.7 Mn and $ 6 Mn, respectively, linked to revenue and/or earnings targets. Additionally, the Company agreed to pay deferred earn-out
of $ 2.7 Mn, $ 4.9 Mn and $ 1.1 Mn to senior management of Vuram, The Smart Cube and OptiBuy, respectively, subject to their continued employment. The said purchase consideration is subject to further cash and working capital adjustments, in accordance with the respective business purchase agreements, as described in the aforesaid notes.
Further, as described in note 4(c) to the consolidated financial statements, the Company entered into a business transfer agreement effective October 18, 2022 with a large insurance company to acquire the contract and capabilities in the form of licensed resources including underlying operational process manuals for a purchase consideration of $ 44 Mn.
The Company accounted for the aforementioned business combinations using the acquisition method of accounting in accordance with IFRS 3, which requires the recognition of acquired assets and liabilities including identifiable intangibles, in a business combination at fair value on the date of acquisition, with the excess of the acquisition price over such identified fair values recognised as goodwill. The aggregate purchase considerations of Vuram, The Smart Cube and Optibuy have been allocated based upon provisional fair values of their acquired assets and liabilities including identifiable intangible assets. Such provisional fair values are expected to be finalised within the measurement period allowed under IFRS 3.
The determination of the fair values of the acquired assets and liabilities, including identifiable intangible assets was performed by the management with the use of independent valuation expert, which involved significant estimates and judgment and is subjective based on underlying assumptions, the most significant being the related financial and future cash flow projections, and the discount rate applied within the discounted cash flow model. The fair valuation of contingent consideration included an assumption of discount rate and management’s estimate on the acquisition date to achieve revenue and/or earning targets.
We identified the aforesaid matter as a critical audit matter because of the significant management estimates, judgements and subjectivity of underlying assumptions involved in determining fair value of contingent consideration, acquired assets and liabilities, including identifiable intangible assets with respect to material business combinations, which also required a high degree of auditor judgment and an increased audit effort, including the need to involve our valuation expert when performing audit procedures to evaluate the reasonableness of management’s valuation methodology and the selection of inputs to the valuation.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to determination of the contingent consideration, fair values of acquired assets and liabilities including identifiable intangible assets in the business combinations included, but were not limited to, the following:

•
Understood and tested the design and operating effectiveness of internal controls over the valuation of the acquired assets and liabilities including identifiable intangible assets, including management’s internal controls over the selection and review of key estimates and assumptions used in projected financial information;

•
Obtained an understanding of the terms and conditions of the business purchase agreements and business transfer agreement to evaluate management’s assessment of the business, purchase consideration, acquisition date and acquired assets and liabilities in such business combinations in accordance with IFRS 3;

•
Assessed the competence and objectivity of the management’s valuation expert involved for valuation of the acquired assets and liabilities including identifiable intangible assets. Read the valuation reports and obtained underlying workings in order to ensure mathematical accuracy of the valuations;

•
Assessed the reasonableness of management’s financial and future cash flow projections used by management’s valuation expert in discounted cash flow model for purchase price allocation as well as by management for estimating liability for contingent consideration, by comparing such projections to historical results, market data and approved business plans. Further, performed independent sensitivity analysis on underlying assumptions to determine estimation uncertainty involved;

•	In addition, we involved valuation expert with specialized skills and knowledge, who assisted in:

•	Evaluating the appropriateness of valuation methodology used;

•
Evaluating the discount rate used in the Company’s discounted cash flow model by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities; and

•
Evaluating the terminal value growth rate used in the Company’s discounted cash flow model by comparing it against the long term expected growth rate and inflation rate of the economy and other relevant macro-economic factors.

•
Evaluated the appropriateness and adequacy of disclosures given in the consolidated financial statements, including disclosure of significant estimates and judgements, in accordance with applicable accounting standards.

/s/ GRANT THORNTON BHARAT LLP
We have served as the Company’s auditor since 2011.
Gurugram, India
May 16, 2023

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2023	March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	5	$127,898	$108,153
Investments	6	101,092	211,398
Trade receivables, net	7	113,107	100,522
Unbilled revenue	7	99,785	87,032
Funds held for clients		9,411	11,643
Derivative assets	14	6,373	10,351
Contract assets	20	12,572	10,169
Prepayments and other current assets	8	33,851	28,822

Total current assets		504,089	568,090
Non-current assets:
Goodwill	9	353,645	123,537
Intangible assets	10	179,220	65,421
Property and equipment	11	62,437	49,257
Right-of-use assets	12	175,474	142,623
Derivative assets	14	2,681	3,249
Deferred tax assets	25	46,675	34,765
Investments	6	75,948	93,442
Contract assets	20	54,670	39,833
Other non-current assets	8	49,609	44,275

Total non-current assets		1,000,359	596,402

TOTAL ASSETS		$1,504,448	$1,164,492

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$25,397	$27,829
Provisions and accrued expenses	16	41,761	36,752
Derivative liabilities	14	7,505	6,042
Pension and other employee obligations	15	107,881	105,768
Current portion of long-term debt	13	36,118	—
Contract liabilities	17	15,705	13,723
Current taxes payable	25	2,178	2,279
Lease liabilities	12	26,635	26,954
Other liabilities	18	40,662	11,351

Total current liabilities		303,842	230,698
Non-current liabilities:
Derivative liabilities	14	2,413	831
Pension and other employee obligations	15	19,504	16,238
Long-term debt	13	137,288	—
Contract liabilities	17	9,748	13,314
Lease liabilities	12	172,347	140,040
Other non-current liabilities	18	20,844	78
Deferred tax liabilities	25	37,326	9,290

Total non-current liabilities		399,470	179,791

TOTAL LIABILITIES		$703,312	$410,489

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 48,360,817 shares and 48,849,907 shares each as at March 31, 2023 and March 31, 2022, respectively)	19	7,690	7,751
Share premium		81,110	110,327
Retained earnings		951,601	818,402
Other reserves		6,765	2,656
Other components of equity		(246,030)	(185,133)

Total shareholders’ equity		801,136	754,003

TOTAL LIABILITIES AND EQUITY		$1,504,448	$1,164,492

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2023	2022	2021
Revenue	20	$1,224,262	$1,109,800	$912,643
Cost of revenue	21	801,526	735,165	587,205

Gross profit		422,736	374,635	325,438
Operating expenses:
Selling and marketing expenses	21	63,480	53,860	49,613
General and administrative expenses	21	169,329	151,124	126,295
Foreign exchange (gain)/loss, net		(1,042)	(5,959)	754
Amortization of intangible assets	10	23,646	11,550	13,722

Operating profit		167,323	164,060	135,054
Other income, net	23	(16,005)	(13,867)	(12,464)
Finance expense	22	18,819	13,387	14,827

Profit before income taxes		164,509	164,540	132,691
Income tax expense	25	27,201	32,439	30,074

Profit after tax		$137,308	$132,101	$102,617

Earnings per ordinary share	26

Basic		$2.85	$2.70	$2.06

Diluted		$2.70	$2.58	$1.97

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2023	2022	2021
Profit after tax		$137,308	$132,101	$102,617
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax		(614)	1,146	(1,164)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)		(10,352)	9,395	2,684
Net change in time value of option contracts designated as cash flow hedges		(2,033)	647	(1,204)
Reclassification to profit or loss		2,185	(3,327)	(3,555)
Foreign currency translation (loss)/gain		(54,427)	(28,309)	36,713
Income tax benefit/(expense) relating to above	25	4,344	(2,698)	(1,089)

		$(60,283)	$(24,292)	$33,549

Total other comprehensive (loss)/income, net of taxes		$(60,897)	$(23,146)	$32,385

Total comprehensive income		$76,411	$108,955	$135,002

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands)

					Other components of equity
					Foreign currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	Adjustments	Number	Amount	equity
Balance as at April 1, 2020	49,733,640	$7,874	$187,268	$586,340	$(197,391)	$1,282	$1,737	—	—	$587,110
Shares issued for exercised options and RSUs (Refer Note 24)	768,563	103	(103)	—	—	—	—	—	—	—
Transaction charges on cancellation of treasury shares (Refer Note 19)	—	—	(55)	—	—	—	—	—	—	(55)
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	1,100,000	(78,563)	(78,563)
Share-based compensation expense (Refer Note 24)	—	—	38,230	—	—	—	—	—	—	38,230
Excess tax benefits relating to share-based options and RSUs (Refer Note 25)	—	—	2,368	—	—	—	—	—	—	2,368

Transactions with owners	768,563	103	40,440	—	—	—	—	1,100,000	(78,563)	(38,020)

Profit after tax	—	—	—	102,617	—	—	—	—	—	102,617
Other comprehensive income/(loss), net of taxes	—	—	—	—	36,713	(3,164)	(1,164)	—	—	32,385

Total comprehensive income/(loss) for the period	—	—	—	102,617	36,713	(3,164)	(1,164)	—	—	135,002

Balance as at March 31, 2021	50,502,203	$7,977	$227,708	$688,957	$(160,678)	$(1,882)	$573	1,100,000	$(78,563)	$684,092

						Other components of equity
						Foreign
						currency	Cash flow				Total
	Share capital		Share	Retained	Other	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	Premium	earnings	reserves*	reserve	reserve	adjustments	Number	Amount	equity
Balance as at April 1, 2021	50,502,203	$7,977	$227,708	$688,957	—	$(160,678)	$(1,882)	$573	1,100,000	$(78,563)	$684,092
Shares issued for exercised options and RSUs (Refer Note 24)	547,704	76	(76)	—	—	—	—	—	—	—	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	1,100,000	(85,148)	(85,148)
Cancellation of treasury shares (Refer Note 19)	(2,200,000)	(302)	(163,409)	—	—	—	—	—	(2,200,000)	163,711	—
Share-based compensation expense (Refer Note 24)	—	—	44,165	—	—	—	—	—	—	—	44,165
Excess tax benefits relating to share-based options and RSUs	—	—	1,939	—	—	—	—	—	—	—	1,939
Transfer to other reserves	—	—	—	(5,067)	5,067	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	2,411	(2,411)	—	—	—	—	—	—

Transactions with owners	(1,652,296)	(226)	(117,381)	(2,656)	2,656	—	—	—	(1,100,000)	78,563	(39,044)

Profit after tax	—	—	—	132,101	—	—	—	—	—	—	132,101
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(28,309)	4,017	1,146	—	—	(23,146)

Total comprehensive income/(loss) for the period	—	—	—	132,101	—	(28,309)	4,017	1,146	—	—	108,955

Balance as at March 31, 2022	48,849,907	$7,751	$110,327	$818,402	$2,656	$(188,987)	$2,135	$1,719	—	$—	$754,003

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands)

						Other components of equity
						Foreign
						currency	Cash flow				Total
	Share capital		Share	Retained	Other	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	Premium	earnings	reserves*	reserve	reserve	adjustments	Number	Amount	equity
Balance as at April 1, 2022	48,849,907	$7,751	$110,327	$818,402	$2,656	$(188,987)	$2,135	$1,719	—	$—	$754,003
Shares issued for exercised options and RSUs (Refer Note 24)	610,910	73	(105)	—	—	—	—	—	—	—	(32)
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	1,100,000	(81,686)	(81,686)
Cancellation of treasury shares (Refer Note 19)	(1,100,000)	(134)	(81,552)	—	—	—	—	—	(1,100,000)	81,686	—
Share-based compensation expense (Refer Note 24)	—	—	49,733	—	—	—	—	—	—	—	49,733
Excess tax benefits relating to share-based options and RSUs	—	—	2,707	—	—	—	—	—	—	—	2,707
Transfer to other reserves	—	—	—	(5,322)	5,322	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	1,213	(1,213)	—	—	—	—	—	—

Transactions with owners	(489,090)	(61)	(29,217)	(4,109)	4,109		—	—	—	—	(29,278)

Profit after tax	—	—	—	137,308	—	—	—	—	—	—	137,308
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(54,427)	(5,856)	(614)	—	—	(60,897)

Total comprehensive income/(loss) for the period	—	—	—	137,308	—	(54,427)	(5,856)	(614)	—	—	76,411

Balance as at March 31, 2023	48,360,817	$7,690	$81,110	$951,601	$6,765	$(243,414)	$(3,721)	$1,105	—	$—	$801,136

*
Other reserves include the Special Economic Zone
Re-Investment
Reserve created out of the profits of eligible Special Economic Zones (“SEZ”) units in terms of the provisions of the Indian
Income-tax
Act, 1961. Further, these provisions require the reserve to be utilized by the Company for acquiring new plant and machinery for the purpose of its business (Refer Note 25).

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

		Year ended March 31,
	Notes	2023	2022	2021
Cash flows from operating activities:
Profit after tax		$137,308	$132,101	$102,617
Adjustments to reconcile profit after tax to net cash generated from operating activities:
Depreciation and amortization		73,771	61,553	62,645
Share-based compensation expense	24	49,733	44,165	38,230
Amortization of debt issue cost	22	195	52	126
Allowances for expected credit losses (“ECL”)	7	(778)	(115)	924
Unrealized exchange (gain)/loss, net		2,185	(4,502)	8,383
Income tax expense	25	27,201	32,439	30,074
Interest expense	22	18,624	13,335	14,701
Interest income	23	(5,279)	(3,772)	(3,702)
Income from marketable securities	23	(7,991)	(7,137)	(6,352)
(Gain)/loss on sale of property and equipment		(560)	(329)	67
Rent concession		—	(21)	(416)
Excess tax benefit from share-based compensation expense	25	(798)	(1,062)	(729)
Unrealized loss/(gain) on derivative instruments		(2,446)	3,254	(4,145)
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue		(12,445)	(39,667)	4,994
Other assets		(25,660)	(24,325)	7,174
Trade payables		(6,810)	(1,456)	(4,412)
Contract liabilities		(2,352)	(2,627)	(2,687)
Other liabilities		7,392	34,255	9,288

Cash generated from operating activities before interest and income taxes		251,290	236,141	256,780
Income taxes paid		(35,759)	(38,872)	(33,535)
Interest paid		(15,970)	(13,392)	(14,454)
Interest received		5,400	3,577	4,935

Net cash provided by operating activities		204,961	187,454	213,726

Cash flows from investing activities:
Acquisition of CEPROCS, net of cash acquired	4(e)	—	(566)	—
Acquisition of MOL IPS, net of cash acquired	4(f)	(17)	(2,310)	—
Acquisition of Vuram, net of cash acquired	4(d)	(144,173)	—	—
Acquisition of OptiBuy, net of cash acquired	4(b)	(24,886)	—	—
Acquisition of The Smart Cube, net of cash acquired	4(a)	(99,680)	—	—
Payment for business transfer (from a large insurance company)	4(c)	(44,000)	—	—
Payment for property and equipment and intangible assets		(44,951)	(28,327)	(26,530)
Proceeds from sale of property and equipment		568	401	189
Investment in fixed deposits		(76,553)	(99,472)	(73,736)
Proceeds from maturity of fixed deposits		114,076	95,106	82,592
Marketable securities (purchased)/sold, net (short-term)		66,379	(15,951)	(75,797)
Profit on sale of marketable securities		7,727	2,321	505
Proceeds from redemption of marketable securities (long-term)		12,272	—	—

Net cash used in investi ng activities		(233,238)	(48,798)	(92,777)

Cash flows from financing activities:
Payment for repurchase of shares		(81,631)	(85,038)	(78,563)
Transaction charges on cancellation of treasury shares		(55)	(110)	(55)
Proceeds from long-term debt		180,936	—	—
Repayment of long-term debt		(8,000)	(16,800)	(16,800)
Principal payment for lease liabilities		(28,125)	(26,235)	(23,073)
Excess tax benefit from share-based compensation expense	25	798	1,062	729
Payment of transaction charges towards exercise of RSUs		(32)	—	—
Proceeds from short-term borrowings		31,708	—	—
Payment of debt issuance cost		(1,155)	—	—
Repayment of short-term borrowings		(31,418)	—	—

Net cash provided by/(used in) financing activities		63,026	(127,121)	(117,762)

Exchange difference on cash and cash equivalents		(15,004)	(9,015)	5,517
Net change in cash and cash equivalents		19,745	2,520	8,704
Cash and cash equivalents at the beginning of the year		108,153	105,633	96,929

Cash and cash equivalents at the end of the year	5	$127,898	$108,153	$105,633

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$12,373	$8,604	$3,036
(ii) Contingent consideration payable towards acquisitions	18	42,256	—	—
(iii) Deferred consideration payable towards acquisitions	4(f)	476	493	—
(iv) Payable upon achievement of target	4(b)	2,168	—	—
See accompanying notes.

Reconciliation of liabilities arising from financing activities as at March 31, 2023 and March 31, 2022 is as follows*:

	Opening balance April 1, 2022	Cash flows, net of debt issuance cost paid	Non-cash changes		Closing balance March 31, 2023
			Amortization of debt issuance cost	Translation
Long-term debt (including current portion)	$—	$171,781	$195	$1,430	$173,406

			Non-cash changes
	Opening balance April 1, 2021	Cash flows	Amortization of debt issuance cost	Closing balance March 31, 2022
Long-term debt (including current portion)	$16,748	$(16,800)	$52	$—

*	For reconciliation of lease liabilities refer Note 12.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
1. Company overview
WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Sydney (Australia), Canada, Dubai (United Arab Emirates), Germany, London (UK), New York (US), Mexico, and Switzerland and delivery centers in Canada, the People’s Republic of China (“China”), Costa Rica, India, Malaysia, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the travel and leisure, shipping and logistics services, utilities, retail and consumer products group, banking and financial and hi-tech
and professional services, insurance services, healthcare, auto claims and others.
WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.
These consolidated financial statements were approved by the Board of Directors and authorized for issue on May
16
, 2023.
2. Summary of significant accounting policies

a.	Basis of preparation
These consolidated financial statements have been prepared on a going concern basis, in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).
These consolidated financial statements correspond to the classification provisions contained in IAS 1
(revised), “Presentation of Financial Statements.”
Accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2022.

b.	Basis of measurement
These consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Share-based payment transactions;

c.	Marketable securities and investments in mutual funds;

d.	Investments in fixed maturity plans (“FMPs”); and

e.	Contingent consideration.

c.	Use of estimates and judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

v.	Valuation of derivative financial instruments
Management uses appropriate valuation techniques, such as binomial lattice model, in measuring the fair value of derivative financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

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
For all other financial assets, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instruments has not increased significantly since the initial recognition, the Company measures the loss allowance for that financial instrument equal to
12-month
ECL. The impairment assessment is performed annually and the amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date is recognized as an impairment gain/loss under “General and administrative expenses” in the consolidated statement of income.

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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

g.	Financial instruments — initial recognition and subsequent measurement
Initial recognition
Trade receivables and unbilled revenue are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognised when the Company becomes a party to the contractual provisions of the instrument.
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
Non-derivative
financial instruments are recognized initially at fair value. Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.
Financial liabilities are derecognized when the contractual obligations are discharged, cancelled or expired. The Company also derecognizes financial liabilities when their terms are modified and the cash flows of the modified liabilities are substantially different, in which case new financial liabilities based on the modified terms are recognized at fair value.
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
For all other financial assets, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instruments has not increased significantly since the initial recognition, the Company measures the loss allowance for that financial instrument equal to
12-month
ECL. The impairment assessment is performed annually and the amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date is recognized as an impairment gain/loss under “ General and administrative expenses” in the consolidated statement of income.

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
The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets on a straight-line basis, as given below.

Asset description	Weighted average amortization period (in months)
Customer contracts	60
Customer relationships	162
Covenant not-to-compete	33
Trade names	36
Technology	94
Software	47
Service mark	Indefinite useful life

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
Employees in India, the Philippines and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum
payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $24 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and two Indian subsidiaries have unfunded gratuity obligations.
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
The grant date fair value of share-based payment grants given to employees is recognized as employee cost with a corresponding increase in equity. The Company accounts for share-based compensation expense relating to share-based payments using a fair value method in accordance with IFRS 2
“Share-based Payments.”
Grants issued by the Company vest in a graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards.
The Company is required to estimate share-based compensation expense, net of estimated forfeiture and expectation of market and non-market conditions to be met. In determining the estimated forfeiture rate, the Company annually conducts an assessment of actual number of share-based payment grants that have been forfeited as well as those expected to be forfeited in the future. The Company considers factors such as the employee grade and historical experience while estimating expected forfeitures.

r.	Provisions and accrued expenses
A provision is recognized in the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money.
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
The Company assesses whether a contract contains a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the company assesses whether: (i) the contract involves the use of an identified asset, (ii) the company has the right to obtain substantially all of the economic benefits from the use of the asset through the period of the lease, and (iii) the company has the right to direct the use of the asset.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

3. New accounting pronouncements not yet adopted by the Company
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2023 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

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
The above amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are to be applied retrospectively. Early application is permitted.
The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

ii.
In February 2021, the IASB issued “Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)” in relation to determining which accounting policies are to be disclosed in the financial statements. These amendments:

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

•	clarify that accounting policy information is material; and

•	clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.
The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.
These amendments will not have a material impact on the Company’s consolidated financial statements.

iii.	In February 2021, the IASB issued “Disclosure of Accounting Estimates (Amendments to IAS 8)” in relation to distinction between accounting policies and accounting estimates. These amendments:

•	replace the definition of change in accounting estimates with a definition of accounting estimate as “monetary amounts in financial statements that are subject to measurement uncertainty”;

•
clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors; and

•
state that a change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. It also requires that the effect of the change relating to the current period is recognized as income or expense in the current period and the effect, if any, on future periods is recognized as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.
These amendments will not have a material impact on the Company’s consolidated financial statements.

iv.
In May 2021, the IASB issued “Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)” to clarify the accounting for deferred tax on transactions such as leases and decommissioning obligations. These amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The Company is required to apply the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. The Company is required, at the beginning of the earliest comparative period presented, to recognize deferred tax for all temporary differences related to leases and decommissioning obligations and recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at that date.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.
These amendments will not have a material impact on the Company’s consolidated financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

v.	In September 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ with amendments to clarify:

•	the requirements that a seller-lessee uses in subsequently measuring sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.
The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

vi.
In October 2022, the IASB issued “Non-current Liabilities with Covenants (Amendments to IAS 1)” to clarify the conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments are effective for annual periods beginning on or after January 1, 2024.
The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

4. Business Combinations

a)	The Smart Cube Limited
On December 16, 2022 (“Acquisition date”), the Company acquired all ownership interests of The Smart Cube Limited and its subsidiaries (“The Smart Cube”), which provide digitally led market intelligence and analytics solutions in four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. The Smart Cube is expected to complement the Company’s existing offerings and strengthen the Company’s capabilities in high-end procurement and advanced analytics.
The acquisition was for a total consideration of $122,150, subject to adjustments for cash and working capital, including a contingent consideration of $15,761, payable over a period of 2 years and 5 months linked to The Smart Cube’s target revenues and adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 4.93%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $17,286. Further, deferred earn out of $4,913 is payable over a period of 2 years and 5 months commencing from the acquisition date, subject to continued employment. The Company has funded the acquisition primarily with a five year secured term loan.
The Company incurred acquisition related costs of $2,130, which have been included in “
general
and administrative expenses” in the consolidated statement of income.
The provisional accounting pending allocation under IFRS 3, “Business Combinations” is as follows:

Amount
Cash	$6,710
Trade receivables	7,472
Unbilled revenue	651
Prepayment and other current assets	1,051
Property and equipment	427
Right-of-use assets	1,781
Intangible assets
- Customer relationships	26,692
- Customer contracts	1,959
- Covenant not-to-compete	1,305
- Software	1,305
Non-current assets	1,061
Deferred tax assets	1,767
Current liabilities	(6,011)
Non-current liabilities	(1,689)
Lease liabilities	(1,736)
Deferred tax liabilities	(7,414)

Net assets acquired	35,331
Less: Purchase consideration	(122,150)

Goodwill on acquisition	$86,819

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.
The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of March 31, 2023 to reflect the final valuation of assets acquired or liabilities assumed.
Impact of acquisition on the results of the Company:
The acquisition of The Smart Cube contributed $10,146 to the Company’s revenue for the year ended March 31, 2023, and $971 to the Company’s profit after tax for the year ended March 31, 2023.

b)	OptiBuy sp. z.o.o.
On December 14, 2022 (“Acquisition date”), the Company acquired all ownership interests of OptiBuy sp. z.o.o. and its subsidiaries (“OptiBuy”), which helps clients leverage the capabilities of leading third-party procurement and supply chain platforms and also provides consulting, optimization, outsourcing, training services and implementation solutions to their clients. OptiBuy is expected to complement the Company’s existing offerings and strengthen the Company’s capabilities in high-end procurement services.
The acquisition was for a total consideration of Euro 30,472 ($32,064, based on the exchange rate on December 14, 2022), subject to adjustments for cash and working capital, including a contingent consideration of Euro 5,800 ($6,103), payable over a period of 2 years 3 months commencing from the
A
cquisition date linked to target adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.90%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement and deferred consideration is between Euro 0 and Euro 6,000 ($0 and $6,313, based on the exchange rate on December 14, 2022). Further, deferred earn out of Euro 1,000 ($1,052) is payable over a period of 2 years and 3 months commencing from the acquisition date, subject to continued employment. The Company has funded the acquisition with cash on hand.
During the year ended March 31, 2023, a contingent consideration of Euro 2,000 ($2,168, based on the exchange rate on March 31, 2023) is payable by the Company to the sellers upon achievement of the target adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement related to the first measurement period.
The Company incurred acquisition related costs of $518, which have been included in “
g
eneral and administrative expenses” in the consolidated statement of income.
The provisional accounting pending allocation under IFRS 3, “Business Combinations” is as follows:

Amount
Cash	$1,075
Trade receivables	2,230
Prepayment and other current assets	440
Property and equipment	45
Right-of-use assets	238
Intangible assets
- Customer relationships	3,442
- Customer contracts	934
- Covenant not-to-compete	956
- Software	122
Non-current assets	593
Deferred tax assets	16
Current liabilities	(2,532)
Non-current liabilities	(21)
Lease liabilities	(234)
Deferred tax liabilities	(1,022)

Net assets acquired	6,282
Less: Purchase consideration	(32,064)

Goodwill on acquisition	$25,782

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.
The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of March 31, 2023 to reflect the final valuation of assets acquired or liabilities assumed.
Impact of acquisition on the results of the Company:
The acquisition of OptiBuy contributed $1,598 to the Company’s revenue for the year ended March 31, 2023, and $341 to the Company’s profit after tax for the year ended March 31, 2023.

c)	Payment for business transfer (from a large insurance company)
The Company entered into an agreement with a large insurance company, effective October 18, 2022 under which the Company has acquired the contract and capabilities in the form of licensed resources (organized workforce) including the underlying operational process manuals. The purchase price of the transaction, which was paid with cash on hand, was $
44,000.
The purchase price has been allocated, as set out below:

Amount
Intangible assets
- Customer contracts	$37,890
Deferred tax liabilities	(9,300)

Net assets acquired	28,590
Less: Purchase consideration	(44,000)

Goodwill on acquisition	$15,410

Goodwill is attributable mainly to the benefits expected from the acquired organized workforce and is not expected to be deductible for tax purposes.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

d)	Vuram Technology Solutions Private Limited
On July 1, 2022 (“Acquisition date”), the Company acquired all ownership interests of Vuram Technology Solutions Private Limited and it’s subsidiaries (“Vuram”), which is a hyper automation services company that specializes in low-code
enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for the banking and financial services, insurance, and healthcare verticals. The Company is expected to leverage Vuram’s capability to accelerate new client transformation programs and enhance ongoing productivity improvements for existing engagements.
The Company paid a total consideration of $170,347, including cash and working capital adjustments of $(141) and a contingent consideration of $21,670, payable over a period of 18 months commencing from the
A
cquisition date linked to Vuram’s target revenues and adjusted EBITDA (with certain adjustments) as specified in the
a
cquisition agreement, for the acquisition. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.75%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $22,300. Further, deferred earn out of $2,700 is payable over a period of 18 months commencing from the
A
cquisition date, subject to continued employment. The Company has funded the
a
cquisition with cash on hand.
The Company incurred acquisition related costs of $1,209, which have been included in “
g
eneral and administrative expenses” in the consolidated statement of income.
The purchase price has been allocated on a provisional basis, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$4,670
Investments	11,235
Trade receivables	6,738
Unbilled revenue	705
Prepayment and other current assets	1,633
Property and equipment	707
Right-of-use assets	1,498
Intangible assets
- Customer relationships	45,331
- Customer contracts	5,267
- Covenant not-to-compete	5,001
- Software & Trade name	92
Non-current assets	375
Deferred tax assets	632
Current liabilities	(7,799)
Non-current liabilities	(1,265)
Lease liabilities	(1,470)
Deferred tax liabilities	(13,717)

Net assets acquired	59,633
Less: Purchase consideration	(170,347)

Goodwill on acquisition	$110,714

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.
The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of March 31, 2023 to reflect the final valuation of assets acquired or liabilities assumed.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Impact of acquisition on the results of the Company:
The acquisition of Vuram contributed $23,825 to the Company’s revenue for the year ended March 31, 2023, and $4,746 to the Company’s profit after tax for the year ended March 31, 2023.
Impact of all acquisitions on the results of the Company:
Had the acquisitions occurred on April 1, 2022, the Company’s revenue and profit after tax for the year ended March 31, 2023 would have been $1,262,612 (unaudited) and $145,305 (unaudited), respectively.

e)	Payment for business transfer (‘CEPROCS’)
On December 31, 2021, the Company entered into an agreement with CEPROCS S.R.L. (“CEPROCS”), a provider of global sourcing and procurement services across multiple industries, including automotive, manufacturing, and retail/consumer packaged goods (“CPG”), pursuant to which the Company agreed to acquire its customer contract, skilled workforce and related assets, effective December 31, 2021 (“Acquisition Date”). The purchase price of the transaction, which was paid with cash on hand, was $566. The excess of purchase price over the assets acquired amounted to $14, which has been recognized as goodwill.
The Company incurred acquisition related costs of $78, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2022.
Goodwill is attributable mainly to the benefits expected from the acquired assembled workforce and is not expected to be deductible for tax purposes.

f)	MOL Information Processing Services (I) Private Limited (“MOL IPS”)
On August 1, 2021, the Company acquired all outstanding equity shares of MOL IPS from the shareholder of MOL IPS, MOL Hong Kong Limited (the “seller”), for a total purchase consideration of $2,958 including deferred consideration of $1,054, payable upon realization of receivables by MOL IPS, subject to adjustments for working capital, if any. MOL IPS is engaged in the business of performing back-office activities and data entry including information technology enabled services.
During the year ended March 31, 2023, the Company paid $17 to the seller as part of the purchase consideration.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

5. Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2023	2022
Cash and bank balances	$80,162	$78,578
Short-term deposits with banks*	47,736	29,575

Total	$127,898	$108,153

* Short-term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.
6. Investments
Investments consist of the following:

	As at
	March 31,	March 31,
	2023	2022
Investments in marketable securities and mutual funds	$167,844	$263,013
Investment in fixed deposits	9,196	41,827

Total	$177,040	$304,840

	As at
	March 31, 2023	March 31, 2022
Current investments	$101,092	$211,398
Non-current investments	75,948	93,442

Total	$177,040	$304,840

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

7. Trade receivables and unbilled revenue, net
Trade receivables and unbilled revenue consist of the following:

	As at
	March 31,	March 31,
	2023	2022
Trade receivables and unbilled revenue*	$214,837	$189,952
Less: Allowances for ECL	(1,945)	(2,398)

Total	$212,892	$187,554

* As at March 31, 2023 and March 31, 2022 unbilled revenue includes contract assets amounting to $593 and $246, respectively.
The movement in the ECL is as follows:

	Year ended March 31,
	2023	2022	2021
Balance at the beginning of the year	$2,398	$2,624	$1,590
Charged to consolidated statement of income	439	1,504	1,971
Write-offs, net of collections	(402)	(1,308)	(589)
Reversals	(293)	(397)	(637)
Translation adjustment	(197)	(25)	289

Balance at the end of the year	$1,945	$2,398	$2,624

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

8. Prepayments and other assets
Prepayment and other assets consist of the following:

	As at
	March 31, 2023	March 31, 2022
Current:
Service tax and other tax receivables	$11,815	$8,833
Employee receivables	2,184	1,045
Advances to suppliers	1,765	2,987
Prepaid expenses	13,209	10,169
Other assets	4,878	5,788

Total	$33,851	$28,822

Non-current:
Deposits	$11,423	$11,263
Income tax assets	15,102	15,068
Service tax and other tax receivables	15,255	13,079
Other assets	7,829	4,865

Total	$49,609	$44,275

9. Goodwill
A summary of the carrying value of goodwill is
as
follows:

	As at
	March 31, 2023	March 31, 2022
Gross carrying amount	$379,134	$150,684
Accumulated impairment of goodwill	(25,489)	(27,147)

Total	$353,645	$123,537

The movement in goodwill balance by reportable segment as at March 31, 2023 and 2022 is as follows:
Gross carrying amount

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2021	$123,979	$28,480	$152,459
Goodwill arising on acquisitions (Refer Note 4(e), 4(f))	1,312	—	1,312
Translation adjustment	(1,754)	(1,333)	(3,087)

Balance as at March 31, 2022	$123,537	$27,147	$150,684

Goodwill arising on acquisitions (Refer Note 4(a), 4(b), 4(c), 4(d))	238,725	—	238,725
Translation adjustment	(8,617)	(1,658)	(10,275)

Balance as at March 31, 2023	$353,645	$25,489	$379,134

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Accumulated impairment losses

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2021	$—	$28,480	$28,480
Translation adjustment	—	(1,333)	(1,333)

Balance as at March 31, 2022	$—	$27,147	$27,147

Translation adjustment	—	(1,658)	(1,658)

Balance as at March 31, 2023	$—	$25,489	$25,489

The carrying value of goodwill allocated to the cash generating units (“CGU”) is as follows:

	As at
	March 31,	March 31,
	2023	2022
Vuram	$105,959	$—
The Smart Cube	86,819	—
HealthHelp	39,082	39,082
Research and Analytics	38,787	42,051
Denali	29,542	29,542
OptiBuy	26,400	—
Insurance	15,410	—
WNS Global BPM*	4,735	4,934
South Africa	3,713	4,522
Technology services	3,198	3,406

	$353,645	$123,537

*	Excludes South Africa, Research and Analytics, Technology services, Denali, HealthHelp, Vuram, The Smart Cube, OptiBuy and Insurance goodwill.

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

c)	The discount rates used are based on weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.
The key assumptions used in performing the impairment test during the year ended March 31, 2023, by each CGU, were as follows:

	CGU’s
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services	Vuram	Insurance	Smart Cube	Optibuy
Discount rate	14.3%	17%	11.5%	14.3%	11.5%	11.6%	13.5%	14.3%	12.0%	11.6%
Perpetual growth rate	4.0%	3.0%	2.5%	4.0%	2.5%	2.0%	3.0%	4.0%	3.0%	2.5%

	CGU’s
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology services
Discount rate	14.9%	15.5%	11.7%	14.9%	11.7%	13.0%
Perpetual growth rate	3.0%	3.0%	2.5%	3.0%	2.5%	2.0%

*	Excludes South Africa, Research and Analytics, Technology services, Denali, HealthHelp, Vuram, The Smart Cube, OptiBuy and Insurance CGUs.
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
Based on the above, no impairment was identified during the year ended March 31, 2023, as the recoverable amount of the CGUs exceeded the carrying value.
An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and perpetual growth rate) did not identify any probable scenarios where the other CGU’s recoverable amount would fall below its carrying amount.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

10. Intangible assets
The changes in the carrying value of intangible assets for the year ended March 31, 2023 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2022	$156,163	$121,052	$4,312	$638	$5,947	$1,835	$9,065	$400	$63,219	$362,631
Additions	—	—	—	—	—	—	—	—	10,149	10,149
On acquisitions (Refer Note 4(a), 4(b), 4(c), 4(d))	46,050	75,465	—	8	—	—	7,262	—	1,511	130,296
Translation adjustments	(5,874)	(2,634)	(248)	(6)	(85)	—	(368)	—	(5,730)	(14,945)

Balance as at March 31, 2023	$196,339	$193,883	$4,064	$640	$5,862	$1,835	$15,959	$400	$69,149	$488,131

Accumulated amortization
Balance as at April 1, 2022	$155,770	$79,830	$4,312	$638	$3,965	$1,835	$9,065	$—	$41,795	$297,210
Amortization	6,505	7,826	—	—	754	—	1,600	—	6,961	23,646
Translation adjustments	(5,472)	(1,141)	(248)	(7)	(73)	—	(412)	—	(4,592)	(11,945)

Balance as at March 31, 2023	$156,803	$86,515	$4,064	$631	$4,646	$1,835	$10,253	$—	$44,164	$308,911

Net carrying value as at March 31, 2023	$39,536	$107,368	$—	$9	$1,216	$—	$5,706	$400	$24,985	$179,220

The changes in the carrying value of intangible assets for the year ended March 31, 2022 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2021	$158,014	$121,622	$4,511	$641	$5,987	$1,835	$9,161	$400	$53,152	$355,323
Additions	—	—	—	—	—	—	—	—	12,246	12,246
On acquisitions (Refer Note 4(e), 4(f))	536	—	—	—	—	—	—	—	146	682
Translation adjustments	(2,387)	(570)	(199)	(3)	(40)	—	(96)	—	(2,325)	(5,620)

Balance as at March 31, 2022	$156,163	$121,052	$4,312	$638	$5,947	$1,835	$9,065	$400	$63,219	$362,631

Accumulated amortization
Balance as at April 1, 2021	$158,014	$76,739	$4,511	$641	$3,230	$1,835	$9,161	$—	$36,051	$290,182
Amortization	133	3,645	—	—	766	—	—	—	7,006	11,550
Translation adjustments	(2,377)	(554)	(199)	(3)	(31)	—	(96)	—	(1,262)	(4,522)

Balance as at March 31, 2022	$155,770	$79,830	$4,312	$638	$3,965	$1,835	$9,065	$—	$41,795	$297,210

Net carrying value as at March 31, 2022	$393	$41,222	$—	$—	$1,982	$—	$—	$400	$21,424	$65,421

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

As at March 31, 2023, the estimated remaining weighted average amortization periods for definite lived intangible assets are as follows:

Balance life
(in months)
Customer relationships	127
Customer contracts	61
Trade names	36
Covenant not-to-compete	33
Technology	23
Software	27
The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2023 are as follows:

	Amount
2024	$37,910
2025	29,368
2026	21,927
2027	18,102
2028	16,456
Thereafter	55,057

	$178,820	*

*	Excludes service mark, as it has an indefinite useful life.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

11. Property and equipment
The changes in the carrying value of property and equipment for the year ended March 31, 2023 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2022	$9,591	$87,574	$82,642	$784	$72,704	$253,295
Additions	—	10,902	6,736	—	5,738	23,376
On acquisitions (Refer Note 4(a), 4(b), 4(d))	—	517	261	104	298	1,180
Disposals/retirements	—	(5,417)	(3,265)	—	(476)	(9,158)
Translation adjustments	(302)	(6,354)	(5,788)	(71)	(5,269)	(17,784)

Balance as at March 31, 2023	$9,289	$87,222	$80,586	$817	$72,995	$250,909

Accumulated depreciation
Balance as at April 1, 2022	$6,338	$69,574	$70,966	$764	$59,469	$207,111
Depreciation	469	9,915	5,246	46	5,611	21,287
Disposals/retirements	—	(5,322)	(3,252)	—	(476)	(9,050)
Translation adjustments	(204)	(5,078)	(5,022)	(66)	(4,541)	(14,911)

Balance as at March 31, 2023	$6,603	$69,089	$67,938	$744	$60,063	$204,437

Capital work-in-progress	—	—	—	—	—	15,965

Net carrying value as at March 31, 2023	$2,686	$18,133	$12,648	$73	$12,932	$62,437

The changes in the carrying value of property and equipment for the year ended March 31, 2022 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2021	$9,733	$78,850	$84,335	$876	$76,043	$249,837
Additions	—	13,966	2,449	—	2,348	18,763
On acquisitions (Refer Note 4(e), 4(f))	—	217	102	10	116	445
Disposals/retirements	—	(1,901)	(1,016)	(74)	(2,765)	(5,756)
Translation adjustments	(142)	(3,558)	(3,228)	(28)	(3,038)	(9,994)

Balance as at March 31, 2022	$9,591	$87,574	$82,642	$784	$72,704	$253,295

Accumulated depreciation
Balance as at April 1, 2021	$5,945	$65,421	$68,141	$737	$58,568	$198,812
Depreciation	483	8,771	6,412	120	6,004	21,790
Disposals/retirements	—	(1,864)	(988)	(70)	(2,727)	(5,649)
Translation adjustments	(90)	(2,754)	(2,599)	(23)	(2,376)	(7,842)

Balance as at March 31, 2022	$6,338	$69,574	$70,966	$764	$59,469	$207,111

Capital work-in-progress						3,073

Net carrying value as at March 31, 2022						$49,257

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

12. Leases
The changes in the carrying value of ROU assets for the year ended March 31, 2023 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2022	$220,185	$40	$24	$813	$221,062
Additions	43,017	—	—	92	43,109
On acquisition (Refer Note 4(a), 4(b), 4(d))	3,443	—	—	74	3,517
Terminations/modifications	26,140	(35)	—	(230)	25,875
Translation adjustments	(16,989)	(5)	(1)	(28)	(17,023)

Balance as at March 31, 2023	$275,796	$—	$23	$721	$276,540

Accumulated depreciation
Balance as at April 1, 2022	$77,834	$40	$19	$546	$78,439
Depreciation	28,733	—	1	104	28,838
Terminations/modifications	(154)	(35)	—	(229)	(418)
Translation adjustments	(5,765)	(5)	(1)	(22)	(5,793)

Balance as at March 31, 2023	$100,648	$—	$19	$399	$101,066

Net carrying value as at March 31, 2023	$175,148	$—	$4	$322	$175,474

The changes in the carrying value of ROU assets for the year ended March 31, 2022 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2021	$219,078	$39	$25	$639	$219,781
Additions	5,620	—	—	216	5,836
On acquisition (Refer Note 4(e), (f))	1,528	—	—	—	1,528
Terminations/modifications	3,174	—	—	—	3,174
Translation adjustments	(9,215)	1	(1)	(42)	(9,257)

Balance as at March 31, 2022	$220,185	$40	$24	$813	$221,062

Accumulated depreciation
Balance as at April 1, 2021	$52,497	$35	$17	$466	$53,015
Depreciation	28,100	4	3	106	28,213
Terminations/modifications	(47)	—	—	—	(47)
Translation adjustments	(2,716)	1	(1)	(26)	(2,742)

Balance as at March 31, 2022	$77,834	$40	$19	$546	$78,439

Net carrying value as at March 31, 2022	$142,351	$—	$5	$267	$142,623

The movement in lease liabilities for the year ended March 31, 2023 and 2022 is as follows:

Lease liabilities	March 31, 2023	March 31, 2022
Opening balance	$166,994	$191,907
Cash outflows
Principal payment of lease liabilities	(28,125)	(26,235)
Interest payment on lease liabilities	(12,749)	(12,826)
Non-cash adjustments
On acquisition (Refer Note 4(a), 4(b), 4(d), 4(e), 4(f))	3,440	1,521
Additions	40,293	5,403
Terminations/modifications	25,013	2,282
Interest accrued	13,307	12,657
Rent concessions	—	(21)
Translation adjustments	(9,191)	(7,694)

Closing balance	$198,982	$166,994

Rental expense charged for short-term leases was $755 and $1,125, rental expense charged for low value leases was $58 and $65 and variable lease payments was $1,898 and $1,599 for the year ended March 31, 2023 and March 31, 2022, respectively.
The Company has applied practical expedient for rent concessions as a direct consequence of the
COVID-19
pandemic and recognized Nil and $21 in its consolidated income statement for the year ended March 31, 2023 and March 31, 2022, respectively.
The table below provides details regarding the contractual maturities of lease liabilities as at
March
31, 2023, on an undiscounted basis:

	As at
Tenure	March 31, 2023	March 31, 2022
Less than 1 year	$40,726	$37,330
1-3 years	79,085	67,177
3-5 years	60,372	49,449
More than 5 years	81,851	62,234

Total	$262,034	$216,190

The total future cash outflows for executed leases that had not yet commenced were $59,827 and $82,013 at March 31, 2023 and March 31, 2022, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

13. Loans and borrowings
Long-term debt
The long-term loans and borrowings consist of the following:

		Final maturity (financial year)	As at
Currency	Interest rate		March 31, 2023	March 31, 2022
US dollars	SOFR + 1.20%	2028	72,000	—
Sterling Pound	SONIA + 1.25%	2028	102,381	—

Total			174,381	—
Less: Debt issuance cost			(975)	—
Total			173,406	—

Current portion of long-term debt			$36,118	$—
Long-term debt			$137,288	$—
In July 2022, the Company obtained a term loan facility of $80,000 from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., Hong Kong Branch for general corporate purposes. The loan bears interest at a rate equivalent to the secured overnight financing rate (“SOFR”) plus a margin of
 1.20% per annum. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement.
This term loan is repayable in 10 semi-annual instalments of $8,000 each. On January 9, 2023, the Company made the first scheduled repayment of $8,000. As at March 31, 2023, the Company had
complied with the financial covenants in all material respects in relation to this loan facility.
In December 2022, the Company obtained a term loan facility of £83,000 ($102,381 based on the exchange rate on March 31, 2023) from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., UK Branch to acquire The Smart Cube. The loan bears interest at a rate equivalent to the Sterling overnight index average (“SONIA”) plus a margin of 1.25% per annum. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in 10 semi-annual instalments of £8,300 each. The first scheduled repayment is in June 2023. As at March 31, 2023, the Company had
complied with the financial covenants in all material respects in relation to this loan facility.
Short-term lines of credit
The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $65,596
(based on the exchange rate on March 31, 2023). The Company has established a line of credit in the UK amounting to
 $17,269
(based on the exchange rate on March 31, 2023). The Company has established a line of credit in North America amounting to
 $40,000.
The Company has also established a line of credit in the Philippines amounting to
 $15,000. Further
,
the Company has also established a line of credit in South Africa amounting to $1,686 (based on the exchange rate March 31, 2023).
As at March 31, 2023, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

14. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by class as at March 31, 2023 are as follows:
Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$127,898	$—	$—	$127,898	$127,898
Investment in fixed deposits	9,196	—	—	9,196	9,196
Investments in marketable securities and mutual funds	—	167,844	—	167,844	167,844
Trade receivables	113,107	—	—	113,107	113,107
Unbilled revenue (1)	99,192	—	—	99,192	99,192
Funds held for clients	9,411	—	—	9,411	9,411
Prepayments and other assets (2)	6,357	—	—	6,357	6,357
Other non-current assets (3)	15,920	—	—	15,920	15,920
Derivative assets	—	1,424	7,630	9,054	9,054

Total carrying value	$381,081	$169,268	$7,630	$557,979	$557,979

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$25,397	$—	$—	$25,397	$25,397
Long-term debt (4)	174,381	—	—	174,381	174,381
Other employee obligations (5)	100,148	—	—	100,148	100,148
Provisions and accrued expenses	41,761	—	—	41,761	41,761
Lease liabilities	198,982	—	—	198,982	198,982
Other liabilities (6)	6,347	42,256	—	48,603	48,603
Derivative liabilities	—	409	9,509	9,918	9,918

Total carrying value	$547,016	$42,665	$9,509	$599,190	$599,190

Notes:

(1)	Excluding non-financial assets $593.
(2)	Excluding non-financial assets $27,494.
(3)	Excluding non-financial assets $33,689.
(4)	Excluding non-financial asset (unamortized debt issuance cost) $975.
(5)	Excluding non-financial liabilities $27,237.
(6)	Excluding non-financial liabilities $12,903.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2022 are as follows:
Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$108,153	$—	$—	$108,153	$108,153
Investment in fixed deposits	41,827	—	—	41,827	41,827
Investments in marketable securities and mutual funds	—	263,013	—	263,013	263,013
Trade receivables	100,522	—	—	100,522	100,522
Unbilled revenue (1)	86,786	—	—	86,786	86,786
Funds held for clients	11,643	—	—	11,643	11,643
Prepayments and other assets (2)	6,283	—	—	6,283	6,283
Other non-current assets (3)	13,509	—	—	13,509	13,509
Derivative assets	—	556	13,044	13,600	13,600

Total carrying value	$368,723	$263,569	$13,044	$645,336	$645,336

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$27,829	$—	$—	$27,829	$27,829
Other employee obligations (4)	95,098	—	—	95,098	95,098
Provisions and accrued expenses	36,752	—	—	36,752	36,752
Lease liabilities	166,994	—	—	166,994	166,994
Other liabilities (5)	2,015	—	—	2,015	2,015
Derivative liabilities	—	2,295	4,578	6,873	6,873

Total carrying value	$328,688	$2,295	$4,578	$335,561	$335,561

Notes:

(1)	Excluding non-financial assets $246.
(2)	Excluding non-financial assets $ 22,539.
(3)	Excluding non-financial assets $ 30,766.
(4)	Excluding non-financial liabilities $ 26,908.
(5)	Excluding non-financial liabilities $ 9,414.

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
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2023 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$9,054	$—	$9,054	$(4,325)	$—	$4,729

Total	$9,054	$—	$9,054	$(4,325)	$—	$4,729

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$9,917	$—	$9,917	$(4,325)	$—	$5,592

Total	$9,917	$—	$9,917	$(4,325)	$—	$5,592

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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 are as follows:

	Fair value measurement at reporting date using
Description	March 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,424	$—	$1,424	$—
Investments in marketable securities and mutual funds	167,844	167,509	335	—
Financial assets at FVOCI
Foreign exchange contracts	7,630	—	7,630	—

Total assets	$176,898	$167,509	$9,389	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$409	$—	$409	$—
Contingent consideration	42,256	—	—	42,256
Financial liabilities at FVOCI
Foreign exchange contracts	9,508	—	9,508	—

Total liabilities	$52,173	$—	$9,917	$42,256

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

Description of significant unobservable inputs to Level 3 valuation
The fair value of the contingent consideration liability for The Smart Cube, OptiBuy and Vuram was estimated using a probability weighted method and achievement of target revenues and adjusted EBITDA (with certain adjustments) with a discount rate of 2.75%, 4.93% and 2.90%, respectively. One percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact on its value.
The fair value is estimated using the discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows, foreign exchange spot, forward premium rates and market rates of interest.
The movement in contingent consideration categorised under Level 3 fair value measurement is given below:

	For the year ended
	March 31, 2023	March 31, 2022
Balance at the beginning of the year	$—	$—
On acquisitions (Refer Note 4(a), 4(b), 4(d))	43,534
Payable upon achievement of target (Refer Note 4(b))	(2,168)	—
Finance expense recognized in the consolidated statement of income	706	—
Translation	184	—

Balance at the end of the year	$42,256	$—

During the years ended March 31, 2023 and 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

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
The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	March 31, 2023	March 31, 2022
Forward contracts (Sell)
In US dollars	$346,081	$316,651
In Pound Sterling	113,398	99,006
In Euro	30,125	21,811
In Australian dollars	25,123	27,290
Others	19,641	20,406

	$534,368	$485,164

Option contracts (Sell)
In US dollars	$239,747	$204,773
In Pound Sterling	101,737	88,899
In Euro	35,690	26,147
In Australian dollars	32,825	38,004

	$409,999	$357,823

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2023, 2022 and 2021 are as follows:

	Year ended March 31,
	2023	2022	2021
Revenue	$(2,185)	$3,451	$4,237
Foreign exchange gain/(loss), net	—	93	(222)
Finance expense	—	(217)	(460)
Income tax related to amounts reclassified into consolidated statement of income	(1,432)	(1,150)	425

Total	$(3,617)	$2,177	$3,980

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

As at March 31, 2023, a gain amounting to $3,721 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months.
Due to the discontinuation of cash flow hedge accounting on account of non-occurrence
of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income a gain of Nil, a gain of $93 and a loss of $222 for the years ended March 31, 2023, 2022 and 2021, respectively. The loss of Nil each for the year
s
ended March 31, 2023 and March 31, 2022, respectively, and a loss of $222 for the year ended March 31, 2021 is due to the impact on account of
COVID-19.
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
Components of market risk
Exchange rate or currency risk
The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of the Company’s revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2023 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.
Based upon the Company’s level of operations for the year ended March 31, 2023, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2023 by approximately $30,523. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2023 by approximately $47,914.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The foreign currency risk from
non-derivative
financial instruments as at March 31, 2023 is as follows:

	As at March 31, 2023
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$4,762	631	—	66	3,983	31	$9,473
Trade receivables	189,929	31,964	2,759	8,381	20,018	4,543	257,594
Unbilled revenue	7,774	5,260	—	—	7,517	685	21,236
Prepayments and other current assets	401	129	51	18	258	23	857
Other non-current assets	13	—	—	—	—	22	35
Trade payables	(46,179)	(50,094)	(6,099)	—	(25,217)	(713)	(128,302)
Provisions and accrued expenses	(6,919)	(955)	(458)	(8)	(828)	(68)	(9,236)
Pension and other employee obligations	(33)	(742)	—	—	(1)	(396)	(1,172)
Lease liabilities	—	—	—	—	(2,721)	(1)	(2722)
Other liabilities	(15,188)	(14)	—	—	(2,518)	(29)	(17,726)
Non-current liabilities	(23,457)	—	—	—	(4,786)	—	(28,243)

Net assets/ (liabilities)	$111,103	(13,821)	(3,747)	8,457	(4,295)	4,097	$101,794

The foreign currency risk from
non-derivative
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
As at March 31, 2023, every 10% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities by approximately $2,130.
Interest rate risk
The Company’s exposure to interest rate risk arises from borrowings which have a floating rate of interest, which is linked to SOFR and SONIA. The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. As at March 31, 2023, there was no amount outstanding under these swap agreements.
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
Credit risk
Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the UK and the US. Credit risk is managed through periodic assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of trade receivables. The credit risk on marketable securities, FMPs, mutual funds, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit ratings assigned by international credit-rating agencies. The maximum exposure to credit risk at the reporting date is primarily from trade receivables and unbilled revenue which amounted to $113,107 and $99,785, respectively as at March 31, 2023 and $100,522 and $87,032, respectively, as at March 31, 2022.
The Company provides loss allowance using the ECL model on trade receivables and unbilled revenue with no significant financing component at an amount equal to lifetime ECL (Refer Note 7).
The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year ended March 31,
	2023	2022	2021
Revenue from top customer	6.5%	7.3%	8.1%
Revenue from top five customers	23.8%	27.1%	26.8%
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with reputable banks and has unused lines of credit of $139,551 as at March 31, 2023 that could be drawn upon, should there be a need.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2023
	Less than 1 Year	1-2 years	2-5 years	Total
Trade payables	$25,397	$—	$—	$25,397
Long-term debt (includes current portion) (1)	36,476	36,476	101,429	174,381
Provisions and accrued expenses	41,761	—	—	41,761
Other liabilities	27,837	325	20,441	48,603
Other employee obligations	100,148	—	—	100,148
Derivative financial instruments	7,505	2,413	—	9,918

Total (2) (3)	$239,124	$39,214	$121,870	$400,208

Notes:

(1)	Before netting off debt issuance cost of $975
(2)	For contractual maturities of lease liabilities refer note 12.
(3)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2022
	Less than 1 Year	1-2 years	2-5 years	Total
Trade payables	$27,829	$—	$—	$27,829
Provisions and accrued expenses	36,752	—	—	36,752
Other liabilities	2,015	—	—	2,015
Other employee obligations	95,098	—	—	95,098
Derivative financial instruments	6,042	831	—	6,873

Total (1) (2)	$167,736	$831	$—	$168,567

Notes:

(1)	For contractual maturities of lease liabilities refer note 12.
(2)	Non-financial liabilities are explained in the financial instruments categories table above.
The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2023	March 31, 2022
Cash and cash equivalents	$127,898	$108,153
Investments	177,040	304,840
Long-term debt (includes current portion) (1)	(174,381)	—

Net cash position	$130,557	$412,993

Note:

(1)	Before netting off debt issuance cost of $975 and Nil as at March 31, 2023 and March 31, 2022, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

15. Pension and other employee obligations
Pension and other employee obligations consist of the following:

	As at
	March 31, 2023	March 31, 2022
Current:
Salaries and bonus	$95,893	$93,210
Pension	1,473	1,365
Withholding taxes on salary and statutory payables	10,515	11,193

Total	$107,881	$105,768

Non-current:
Pension and other obligations	$19,504	$16,238

Total	$19,504	$16,238

Employee benefit costs consist of the following:

	Year ended March 31,
	2023	2022	2021
Salaries and bonus	$690,643	$608,064	$498,431
Employee benefit plans:
Defined contribution plan	16,916	15,296	12,648
Defined benefit plan	3,518	4,339	2,839
Share-based compensation expense (Refer Note 24)	49,733	44,165	38,230

Total	$760,810	$671,864	$552,148

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2023	2022	2021
Cost of revenue	$578,262	$503,748	$404,431
Selling and marketing expenses	51,665	46,614	43,601
General and administrative expenses	130,883	121,502	104,116

Total	$760,810	$671,864	$552,148

Defined contribution plan
The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2023	2022	2021
India	$12,037	$10,758	$8,681
United States	2,261	2,110	1,770
United Kingdom	1,170	825	898
South Africa	806	801	596
Sri Lanka	405	567	512
Philippines	237	235	191

Total	$16,916	$15,296	$12,648

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Defined benefit plan
The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka is as follows:

	Year ended March 31,
	2023	2022	2021
Service cost	$2,584	$3,368	$2,047
Interest on the net defined benefit liability	934	971	792

Net gratuity cost	$3,518	$4,339	$2,839

	As at
	March 2023	March 2022
Change in projected benefit obligations
Obligation at beginning of the year	$18,460	$17,220
Foreign currency translation	(1,487)	(790)
Service cost	2,584	3,368
Interest cost	1,066	1,097
Benefits paid	(3,116)	(2,374)
Business combinations	1,393	1,223
Actuarial (gain)/loss
From changes in demographic assumptions	(177)	(1,334)
From changes in financial assumptions	(650)	238
From actual experience compared to assumptions	1,376	(188)

Benefit obligation at end of the year	$19,449	$18,460

Change in plan assets
Plan assets at beginning of the year	$2,745	$1,314
Foreign currency translation	(226)	(51)
Expected return on plan assets	132	126
Actual contributions	2,640	2,415
Benefits paid	(2,954)	(2,260)
Business combinations	388	1,191
Actuarial gain	2	10

Plan assets at end of the year	$2,727	$2,745

Accrued pension liability
Current	$1,473	$1,365
Non-current	15,249	14,350

Net amount recognized	$16,722	$15,715

Present value of funded defined benefit obligation	$17,888	$18,035
Fair value of plan assets	(2,727)	(2,745)

	15,161	15,290

Present value of unfunded defined benefit obligation	$1,561	$425

Weighted average duration of defined benefit obligation (both funded and unfunded)	5.4 years	5.1 years
Net amount recognized relating to the Company’s India plan, the Philippines plan and Sri Lanka plan was $16,367, $67 and $288 as at March 31, 2023 and was $15,336, $64 and $315 as at March 31, 2022, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2023	2022	2021
Discount rate:
India	7.4%	6.2% to 6.6%	6.4%
Philippines	5.9%	1.7%	3.1%
Sri Lanka	32.4%	16.4%	8.1%
Rate of increase in compensation level	7.0% to 14.0%	8.0% to 10.0%	7.0% to 8.0%
Expected rate of return on plan assets	7.4%	6.5% to 6.6%	6.4%
The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.
As at March 31, 2023, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka
Discount rate:
Increase in discount rate by 1%	(4.4)%	(0.9)%	(1.6)%
Decrease in discount rate by 1%	4.8%	1.0%	1.7%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	3.4%	0.5%	1.5%
Decrease in salary escalation rate by 1%	(3.3)%	(0.5)%	(1.4)%
Each sensitivity amount is calculated assuming that all other assumptions are held constant. The Company is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 1% within a
12-month
period.
Plan assets are generally exposed to risk including market, interest and operating risk. Since the Company’s plan assets are managed by third party fund administrators, the contributions made by the Company are pooled with the corpus of the funds managed by such fund administrators and invested in accordance with regulatory guidelines. The Company’s funding policy is to contribute to the plan amounts necessary on an actuarial basis to, at a minimum, satisfy the minimum funding requirements. Additional discretionary contributions above the minimum funding requirement can be made and are generally based on adjustment for any over or under funding.
As at March 31, 2023, $1,442 and $1,285 ($1,162 and $1,583 as at March 31, 2022) of the plan assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 76% and 24% are invested in unquoted government securities and money market instruments, respectively.
The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2023. The Company expects to contribute $3,800 to defined benefit plan for the year ending March 31, 2024. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2024	$3,800
2025	3,579
2026	3,454
2027	3,587
2028	3,892
Thereafter	18,640

$36,952

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

16. Provisions and accrued expenses
Provisions and accrued expenses consist of the following:

	As at
	March 31, 2023	March 31, 2022
Accrued expenses	$41,761	$36,752

Total	$41,761	$36,752

17. Contract liabilities
Contract liabilities consists of the following:

	As at
	March 31, 2023	March 31, 2022
Current:
Payments in advance of services	$9,820	$8,344
Advance billings	5,552	5,081
Others	333	298

Total	$15,705	$13,723

Non-current:
Payments in advance of services	$8,714	$12,072
Advance billings	1,008	1,226
Others	26	16

Total	$9,748	$13,314

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

18. Other liabilities
Other liabilities consist of the following:

	As at
	March 31, 2023	March 31, 2022
Current:
Withholding taxes and value added tax payables	$11,425	$8,164
Contingent consideration (Refer Note 4(a), 4(b) & 4(d))	22,121	—
Other liabilities	7,116	3,187

Total	$40,662	$11,351

Non-current:
Contingent consideration (Refer Note 4(a), 4(b) & 4(d))	20,135	—
Other liabilities	709	78

Total	$20,844	$78

19. Share capital
As at March 31, 2023, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 48,360,817 ordinary shares outstanding as at March 31, 2023. There were no preferred shares outstanding as at March 31, 2023.
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
During the year ended March 31, 2023, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $81,631 (including transaction costs $11) under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand.
During the year ended March 31, 2023, the Company received authorization from the Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $81,686 (including share cancellation charges $55). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $134 and in share premium amounting to $81,552, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

20. Revenue
Disaggregation of revenue
In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.
Revenue by service type

	Year ended March 31,
	2023	2022	2021
Industry-specific	$451,829	$431,770	$372,505
Finance and accounting	281,826	248,572	212,563
Customer experience services	237,558	189,615	154,368
Research and analytics	131,694	116,081	94,545
Auto claims	71,754	96,123	54,620
Others	49,601	27,639	24,042

Total	$1,224,262	$1,109,800	$912,643

Revenue by industry

	Year ended March 31,
	2023	2022	2021
Insurance*	$328,593	$332,335	$266,669
Healthcare	192,498	196,614	172,878
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	179,546	149,884	139,449
Travel and leisure	207,429	163,849	129,231
Shipping and logistics	92,762	85,258	63,530
Hi-tech and professional services	80,750	69,278	56,386
Banking and financial services	82,600	64,034	42,555
Utilities	60,084	48,548	41,945

Total	$1,224,262	$1,109,800	$912,643

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.
Revenue by contract type

	Year ended March 31,
	2023	2022	2021
Full-time-equivalent	$829,330	$703,440	$592,868
Transaction*	181,177	188,357	133,423
Subscription	94,173	102,859	98,176
Fixed price	67,640	63,570	42,371
Others	51,942	51,574	45,805

Total	$1,224,262	$1,109,800	$912,643

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Revenue by delivery location

	Year ended March 31,
	2023	2022	2021
India	$635,678	$555,796	$463,908
United States (1)	185,898	168,493	150,418
Philippines	164,930	143,238	119,855
UK (2)(3)	103,422	127,826	72,178
South Africa	63,025	56,735	51,625
Sri Lanka	15,714	16,282	15,748
China	13,919	13,880	12,740
Romania	20,702	12,756	13,107
Spain	3,902	5,314	5,224
Poland	6,764	4,989	4,816
Costa Rica	5,272	3,643	3,024
Australia	4,945	848	—
Malaysia	91	—	—

Total	$1,224,262	$1,109,800	$912,643

(1)	Includes revenue derived from Canada, which was not significant.
(2)	Includes revenue derived from Turkey and Germany, which were not significant.
(3)	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.
Revenue by geography
Refer Note 28 — External revenue.
Contract balances
Contract assets
The movement in contract assets during the year ended March 31, 2023 is as follows:

	As at
	March 31, 2023
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$10,845	$27,361	$11,796	$50,002
Additions during the year	5,488	20,528	7,010	33,026
Amortization/recognition during the year	(2,317)	(4,332)	(6,157)	(12,806)
Impairment loss recognized during the year	(260)	—	—	(260)
Translation adjustments	(341)	(1,652)	(727)	(2,720)

Closing balance	$13,415	$41,905	$11,922	$67,242

The movement in contract assets during the year ended March 31, 2022 is as follows:

	As at
	March 31, 2022
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$8,112	$17,656	$9,121	$34,889
Additions during the year	5,209	17,923	10,811	33,943
Amortization/recognition during the year	(2,190)	(7,352)	(7,736)	(17,278)
Impairment loss recognized during the year	(46)	—	—	(46)
Translation adjustments	(240)	(866)	(400)	(1,506)

Closing balance	$10,845	$27,361	$11,796	$50,002

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Contract liabilities

	As at
	March 31, 2023	March 31, 2022
Contract liabilities:
Payments in advance of services	$18,534	$20,416
Advance billings	6,560	6,307
Others	359	314

Total	$25,453	$27,037

Revenue recognized during the year ended March 31, 2023 and 2022, which was included in the contract liabilities balance at the beginning of the respective periods is as follows:

	As at
	March 31, 2023	March 31, 2022
Payments in advance of services	$8,204	$9,114
Advance billings	5,038	538
Others	273	2,340

Total	$13,515	$11,992

During the year ended March 31, 2023 the Company acquired $1,578 (March 31, 2022: $892) of contract liabilities as part of its business combinations (Refer Note 4).
The estimated revenue expected to be recognized in the future relating to remaining performance obligations as at March 31, 2023 and March 31, 2022 is as follows:

	As at March 31, 2023
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$2,726	$1,144	$1,305	$—	$5,175

	As at March 31, 2022
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$15,141	$5,475	$2,086	$—	$22,702
The Company does not disclose the value of unsatisfied performance obligations for:

(i)	contracts with an original expected length of one year or less; and

(ii)	contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

21. Expenses by nature
Expenses by nature consist of the following:

	Year ended March 31,
	2023	2022	2021
Employee cost	$760,810	$671,864	$552,148
Repair payments	62,240	82,954	43,942
Facilities cost	73,089	61,238	54,563
Depreciation	50,125	50,003	48,923
Legal and professional expenses	26,433	22,207	23,298
Travel expenses	15,891	4,878	1,927
Others	45,747	47,005	38,312

Total cost of revenue, selling and marketing and general and administrative expenses	$1,034,335	$940,149	$763,113

22. Finance expense
Finance expense consists of the following:

	Year ended March 31,
	2023	2022	2021
Interest expense on lease liabilities	$13,307	$12,657	$13,689
Interest expense	5,512	513	678
Loss/(gain) on interest rate swaps	—	217	460

Total	$18,819	$13,387	$14,827

23. Other income, net
Other income, net consists of the following:

	Year ended March 31,
	2023	2022	2021
Net gain arising on financial assets designated as FVTPL	$7,991	$7,137	$6,352
Interest income	5,279	3,772	3,702
Others, net	2,735	2,958	2,410

Total	$16,005	$13,867	$12,464

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

24. Share-based payments
The Company has two share-based incentive plans: the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired) the “2006 Incentive Award Plan”, and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options are generally granted for a term of ten years. Options and RSUs have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at March 31, 2023, the Company had 1,881,518 ordinary shares available for future grants.
Share-based compensation expense during the years ended March 31, 2023, 2022 and 2021 is as follows:

	Year ended March 31,
	2023		2022		2021
Share-based compensation expense recorded in:	$		$		$
Cost of revenue		8,057		5,155		4,890
Selling and marketing expenses		6,411		4,948		4,327
General and administrative expenses		35,265		34,062		29,013

Total share-based compensation expense		$49,733		$44,165		$38,230

Upon exercise of RSUs, the Company issued 610,910, 547,704 and 768,563 shares during the years ended March 31, 2023, 2022 and 2021, respectively.

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

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2021	924,049	$44.25	$66,938
Granted	295,441	74.14
Exercised	(293,769)	47.24
Forfeited	(40,264)	56.52

Outstanding as at March 31, 2022	885,457	$52.67	$75,698
Granted	428,238	83.70
Exercised	(255,200)	59.34
Forfeited	(25,777)	73.02

Outstanding as at March 31, 2023	1,032,718	$63.38	$96,218
RSUs exercisable	575,146	$50.70	$53,586

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2023, there was $15,322 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.8 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation expense related to these RSUs will be different from the Company’s expectations.
The weighted average grant date fair value of RSUs granted during the year ended March 31, 2023, 2022 and 2021 was $83.70, $74.14 and $43.26, per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2023, 2022 and 2021 was $21,438, $23,194 and $20,354, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2023, 2022 and 2021 was $21,484, $18,240 and $15,912, respectively.
The weighted average share price of RSUs exercised during the year ended March 31, 2023, 2022 and 2021 was $84.01, $78.95 and $66.77, respectively.

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

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2021	75,645	$14.10	$5,480
Exercised	(16,245)	13.39

Outstanding as at March 31, 2022	59,400	$14.30	$5,078
Exercised	(761)	14.30

Outstanding as at March 31, 2023	58,639	14.30	$5,463
RSUs exercisable	58,639	$14.30	$5,463
On March 15, 2017, the Company modified the vesting period in respect of the RSUs as follows:

a.	for RSUs granted in April 2014, the vesting date has been extended to the fifth anniversary of the grant date (i.e. April 2019).

b.	for RSUs granted in April 2015, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2019).

c.	for RSUs granted in April 2016, the vesting date has been extended to the fourth anniversary of the grant date (i.e. April 2020).
Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The incremental fair value was determined using Monte-Carlo simulation by reference to the difference between fair value of original RSUs as at modification date and the fair value of modified RSUs as at modification date. The additional cost as a result of such modification in respect of modified share awards amounted to $1,185. The additional cost is spread over the period from the modification date until the vesting date of the modified award, which differs from the vesting date of the original award. The incremental cost recognized in the current year (March 31, 2022: $Nil) in respect of such modified share awards amounted to $Nil.
The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2023, 2022 and 2021 was $69, $1,205 and $8,973, respectively. The weighted average share price of RSU exercised during the year ended March 31, 2023, 2022 and 2021 was $90.98, $74.18 and $72.75, respectively.
As at March 31, 2023, there was $Nil of unrecognized compensation cost related to unvested market based RSUs. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2023, 2022 and 2021 was $Nil.

(iii)	RSUs related to total shareholder’s return (“TSR”)
Movements in the number of RSUs linked to the TSR condition outstanding under the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted Average fair value	Aggregate Intrinsic value
Outstanding as at March 31, 2021	826,210	$45.45	$59,851
Granted	154,110	78.80
Exercised	(15,209)	50.22
Forfeited	(15,111)	38.70
Lapsed	(50,550)	57.20

Outstanding as at March 31, 2022	899,450	$50.53	$76,894
Granted	104,975	79.00
Exercised	(165,201)	37.87
Forfeited	(22,480)	58.28
Lapsed	(26,236)	63.10

Outstanding as at March 31, 2023	790,508	56.32	73,652
RSUs exercisable	256,135	$58.05	$23,864
During the year ended March 31, 2023, the Company issued 104,975 RSUs (March 31, 2022: 154,110 RSUs) to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.
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
The fair value of these RSUs is determined using Monte-Carlo simulation. The weighted average grant date fair value of RSUs granted during the year ended March 31, 2023, 2022 and 2021 was $79.00, $78.80 and $35.22, per ADS, respectively. The stock compensation expense charged during the year ended March 31, 2023 was $5,123 (March 31, 2022: $5,892). As at March 31, 2023, there was $5,062 of unrecognized compensation cost related to these RSUs. This amount is expected to be recognized over a weighted average period of 1.8 years. The total grant date fair value of these RSUs vested during the year ended March 31, 2023, 2022 and 2021 was $9,395, $5,338 and $7,651, respectively.
The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2023, 2022 and 2021 was $14,448, $1,201, and $1,413, respectively. The weighted average share price of RSU exercised during the year ended March 31, 2023, 2022 and 2021 was $87.45, $78.97 and $74.20, respectively.

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
Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2021	771,289	$43.21	$55,870
Granted	275,245	73.46
Exercised	(192,053)	35.65
Forfeited	(16,173)	60.58

Outstanding as at March 31, 2022	838,308	$49.19	$71,667
Granted	202,005	84.00
Exercised	(189,226)	44.59
Forfeited	(13,996)	72.81

Outstanding as at March 31, 2023	837,091	55.30	77,992
PSUs exercisable	428,090	$47.13	$39,885
The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2023, there was $11,500 of unrecognized compensation costs related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.7 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.
The weighted average grant date fair value of PSUs granted during the years ended March 31, 2023, 2022 and 2021 was $84.00, $73.46 and $68.05, per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2023, 2022 and 2021 was $15,970, $14,958 and $22,207, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2023, 2022 and 2021 was $17,686, $13,599 and $13,049 respectively.
The weighted average share price of PSU exercised during the year ended March 31, 2023, 2022 and 2021 was $84.40, $77.89 and $69.10, respectively.
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
The stock compensation expense charged during the years ended March 31, 2023, 2022 and 2021 was $111, $
324 and $871, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

RSUs to drive higher growth
During the year ended March 31, 2023, the Company granted 705,090 RSUs to drive higher growth, based on performance and market conditions along with service conditions. The RSUs under this grant will vest upon the Company achieving the market capitalization target along with net revenue targets (together referred as the “vesting conditions”). The vesting period ranges from 2 years and 9 months to 4 years and 9 months from the grant date dependent on achievement of respective vesting conditions at each evaluation period. The vesting of RSUs will happen only on achievement of both the vesting conditions. Any unvested RSUs due to non-achievement of vesting conditions at the end of vesting period will lapse.
The fair value of these RSUs is determined using the Monte-Carlo simulation. The grant date fair value of RSUs granted was $28.00 per RSU.
During the year ended March 31, 2023, the Company modified the terms of the original grant to increase the vesting period. The revised vesting period ranges from 3 years 3 months to 4 years and 9 months from the grant date dependent on achievement of respective vesting conditions at each evaluation period. The incremental fair value of these RSUs was $1.60 determined using the Monte-Carlo simulation as at the date of modification.
The Company has not recognized any charge for the year ended March 31, 2023 considering the net revenue target is not expected to be met, based on the current projections. As at March 31, 2023, there was $20,871 of unrecognized compensation cost related to these RSUs.
25. Income taxes
The domestic and foreign source component of profit/(loss) before income taxes is as follows:

	Year ended March 31,
	2023	2022	2021
Domestic	$(13,001)	$(11,150)	$(8,176)
Foreign	177,510	175,690	140,867

Profit before income taxes	$164,509	$164,540	$132,691

The Company’s income tax expense consists of the following:

	Year ended March 31,
	2023	2022	2021
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	36,245	37,579	31,326

	36,245	37,579	31,326

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(9,044)	(5,140)	(1,252)

	(9,044)	(5,140)	(1,252)

Income tax expense	$27,201	$32,439	$30,074

Domestic taxes are Nil as the corporate rate of tax applicable to companies in Jersey, Channel Islands is 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.
From fiscal 2012 until the year ended March 31, 2023, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon, Noida, India registered under the Special Economic Zone scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations expiring between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption expiring between fiscal 2026 and fiscal 2034. The Company’s operations in Costa Rica are eligible for a 50% income tax exemption from fiscal 2018 to fiscal 2021. Between fiscal 2016 and fiscal 2022, the Company commenced operations in delivery centers in the Philippines that are eligible for various tax exemption benefits expiring between fiscal 2020 and fiscal 2026. Following the expiry of the tax benefits, income generated by our Philippines subsidiary, WNS Global Services Philippines Inc., will be taxed at the prevailing special tax rate, which is currently 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April, 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have been taxed at 14% on a net basis with effect from April 1, 2018 until December 31, 2019. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue.
If the income tax exemptions described above were not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $20,735, $20,885 and $11,102 for the years ended March 31, 2023, 2022 and 2021, respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2023 by $0.43 and $0.41, respectively ($0.43 and $0.41, respectively, for the year ended March 31, 2022 and $0.22 and $0.21, respectively for the year ended March 31, 2021).

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2023	2022	2021
Current taxes:
Excess tax deductions related to share-based payments	(798)	(1,062)	(729)

	$(798)	$(1,062)	$(729)

Deferred taxes:
Excess tax deductions related to share-based payments	(1,909)	(877)	(1,640)

	$(1,909)	$(877)	$(1,640)

Total income tax recognized directly in equity	$(2,707)	$(1,939)	$(2,369)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2023	2022	2021
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	(4,344)	2,698	1,089
Pension liability	67	148	(248)

Total income tax recognized directly in other comprehensive income	$(4,277)	$2,846	$841

The reconciliation of estimated income tax to income tax expense:

	Year ended March 31,
	2023	2022	2021
Profit before income taxes	$164,509	$164,540	$132,691
Income tax expense at tax rates applicable to individual entities	51,524	50,954	41,268
Effect of:
Items not deductible for tax	1,412	358	401
Exempt income	(20,092)	(20,557)	(11,340)
Losses in respect of which deferred tax asset not recognized due to uncertainty and ineligibility to carry forward	279	2,183	106
Recognition of unutilized tax benefits / Unrecognized losses utilized	(1,745)	(56)	(472)
Temporary difference that will reverse during tax holiday period	—	2,828	1,139
Change in tax rate and law	(841)	(160)	1,228
State taxes	395	345	458
Employment related tax incentive	(2,239)	(2,123)	(1,734)
Others, net	(1,492)	(1,333)	(980)

Income tax expense	$27,201	$32,439	$30,074

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2023 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance

Deferred tax assets:
Property and equipment	$6,527	$223	$(95)	$—	$—	$(667)	$5,988
Net operating loss carry forward	932	602	(760)	—	—	(93)	681
Accruals deductible on actual payment	12,002	1,419	(144)	—	(67)	(1,016)	12,194
Share-based compensation expense	24,930	—	6,756	1,909	—	(1,315)	32,280
Others	754	82	(355)	—	—	(55)	426

Total deferred tax assets	$45,145	$2,326	$5,402	$1,909	$(67)	$(3,146)	$51,569

Deferred tax liabilities:
Intangible assets	11,983	31,688	(2,713)	—	—	(480)	40,478
Unrealized gain/(loss) on cash flow hedging and investments	3,854	—	(146)	—	(4,344)	(374)	(1,010)
Others	3,833	—	(784)	—	—	(297)	2,752

Total deferred tax liabilities	$19,670	$31,688	$(3,643)	$—	$(4,344)	$(1,151)	$42,220

Net deferred tax assets/(liabilities)	$25,475	$(29,362)	$9,045	$1,909	$4,277	$(1,995)	$9,349

Deferred taxes for the year ended March 31, 2022 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance
Deferred tax assets:
Property and equipment	$6,188	$237	$254	$—	$—	$(152)	$6,527
Net operating loss carry forward	1,249	—	(294)	—	—	(23)	932
Accruals deductible on actual payment	10,549	153	1,743	—	(148)	(295)	12,002
Share-based compensation expense	21,036	—	3,678	877	—	(661)	24,930
Others	799	—	(33)	—	—	(12)	754

Total deferred tax assets	$39,821	$390	$5,348	$877	$(148)	$(1,143)	$45,145

Deferred tax liabilities:
Intangible assets	11,967	1	32	—	—	(17)	11,983
Unrealized gain/(loss) on cash flow hedging and investments	1,387	—	(117)	—	2,698	(114)	3,854
Others	3,674	—	293	—	—	(134)	3,833

Total deferred tax liabilities	$17,028	$1	$208	$—	$2,698	$(265)	$19,670

Net deferred tax assets/(liabilities)	$22,793	$389	$5,140	$877	$(2,846)	$(878)	$25,475

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2021 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance

Deferred tax assets:
Property and equipment	$5,592	$—	$40	$—	$—	$556	$6,188
Net operating loss carry forward	779	—	417	—	—	53	1,249
Accruals deductible on actual payment	9,825	—	(120)	—	248	596	10,549
Share-based compensation expense	16,101	—	1,861	1,640	—	1,434	21,036
Minimum alternate tax	629	—	(654)	—	—	25	—
Others	130	—	610	—	—	59	799

Total deferred tax assets	$33,056	$—	$2,154	$1,640	$248	$2,723	$39,821

Deferred tax liabilities:
Intangible assets	11,437		312	—	—	218	11,967
Unrealized gain/(loss) on cash flow hedging and investments	352	—	(52)	—	1,089	(2)	1,387
Others	2,380	—	642	—	—	652	3,674

Total deferred tax liabilities	$14,169	$—	$902	$—	$1,089	$868	$17,028

Net deferred tax assets/(liabilities)	$18,887	$—	$1,252	$1,640	$(841)	$1,855	$22,793

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Deferred tax presented in the consolidated statement of financial position is as follows:

	As at
	March 31, 2023	March 31, 2022
Deferred tax assets	46,675	34,765
Deferred tax liabilities	(37,326)	(9,290)

Net deferred tax assets	$9,349	$25,475

There are unused tax losses amounting to $11,657
as at March 31, 2023 (March 31, 2022: $18,709) for which no deferred tax asset has been recognized as these losses relate to a tax jurisdiction where the group entity has had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entity in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of the jurisdiction and, if not utilized, would expire on various dates starting from financial year 2024 to 2033. However, in the US, Germany, New Zealand, the Netherlands, Portugal and UK there is no expiry period for the unused tax losses.
Deferred income tax liabilities on earnings of the Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $1,148,274, $984,475 and $840,607 as at March 31, 2023, 2022 and 2021, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2018, which assess additional taxable income that could in the aggregate give rise to an estimated $6,902 (March 31, 2022: $24,718) in additional taxes, including interest of $1,863 (March 31, 2022: $6,214). These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.
In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $79,797 (March 31, 2022: $71,712) in additional taxes, including interest of $28,638 (March 31, 2022: $25,481). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.
Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As at March 31, 2023, the Company had provided a tax reserve of $
9,942 (March 31, 2022: $10,216) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.
As at March 31, 2023, corporate tax returns for years ended March 31, 2020 and onward remain subject to examination by tax authorities in India.
Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $11,022 (March 31, 2022: $11,849) of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.
In addition, the Company currently has orders of assessment outstanding for various years from newly acquired entities pertaining to the pre-acquisition period, which assess additional taxable income that could in the aggregate give rise to an estimated $
769 in additional taxes, including interest of $379.
These orders of assessment allege that the tax holiday benefit claimed by the newly acquired entities should be disallowed. The newly acquired entities have appealed against these orders of assessment before higher appellate authorities.
Others
From time to time, the Company receives orders of assessment from the VAT, service tax and GST authorities, demanding payment of $1,942 towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2019. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with the Company’s tax advisors, the Company believes these orders of assessments will more likely than not be vacated by the higher appellate authorities and the Company intends to dispute the orders of assessment.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

26. Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2023	2022	2021
Numerator:
Profit after tax	$137,308	$132,101	$102,617
Denominator:
Basic weighted average ordinary shares outstanding	48,252,095	48,891,004	49,765,672
Dilutive impact of equivalent share-based options and RSUs	2,625,674	2,357,573	2,343,077
Diluted weighted average ordinary shares outstanding	50,877,769	51,248,577	52,108,749
The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.
The Company excluded from the calculation of diluted EPS RSUs for the issuance of Nil, 3,165 and 4,995 shares for the years ended March 31, 2023, 2022 and 2021, respectively, because their effect will be anti-dilutive.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

27. Related party
The following is a list of the Company’s subsidiaries as at March 31, 2023:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands B.V.		The Netherlands

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services Inc.	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L.	Costa Rica

	Denali Sourcing Services Inc.	Delaware, USA

WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom

	WNS Assistance (Legal) Limited	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Legal Assistance LLP	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	- WNS Customer Solutions (Singapore) Private Limited	Singapore

	- WNS Global Services (Australia) Pty Ltd	Australia

	- WNS New Zealand Limited	New Zealand

	- Business Applications Associates Beijing Ltd	China

	- WNS Global Services Malaysia Sdn. Bhd. (1)	Malaysia

	WNS Global Services Private Limited (2) (3) (4)	India

	- Vuram Technology Solutions Private Limited (4)	India

	- Vuram Australia Pty Ltd (4)	Australia

	- Vuram Canada Inc. (4)	Canada

	- Vuram Technologies B.V. (4)	The Netherlands

	- Vuram, Inc. (4)(5)	USA

	- Solucionesen Tecnologia Vuram Mexico, S De R.L. de C.V. (4)(5)	Mexico

	- Vuram UK Private Limited (4)	United Kingdom

	- WNS Global Services (UK) Limited (6) (9) (10)	United Kingdom

	- WNS Global Services SA (Pty) Limited	South Africa

	- WNS B-BBEE Staff Share Trust (7)	South Africa

	- Ucademy (Pty) Limited	South Africa

	- WNS South Africa (Pty) Limited (8)	South Africa

	- The Smart Cube Limited (9)	United Kingdom

	- Smart Cube India Private Limited	India

	- The Smart Cube S.R.L.	Romania

	- The Smart Cube (Switzerland) GmbH	Switzerland

	- The Smart Cube Inc.	USA

	- The Smart Cube Consulting Services (Dalian) Co. Ltd.	China

	- OptiBuy sp. z o.o. (10)	Poland

	- Nextbuy sp. z o.o.	Poland

	- OptiBuy GmbH	Germany

	- MTS HealthHelp Inc.	Delaware, USA

	- HealthHelp Holdings LLC	Delaware, USA

	- HealthHelp LLC	Delaware, USA

	- WNS-HealthHelp Philippines Inc.	Philippines

	- Value Edge Inc.	Delaware, USA

	- Value Edge AG.	Switzerland

	-VE Value Edge GmbH	Germany

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

	WNS Global Services (UK) International Limited	United Kingdom

	- WNS Global Services North Americas Inc.	Delaware, USA

	- WNS Global Services AG (11)	Switzerland

	- WNS Global Services Lisbon Unipessoal LDA (12)	Portugal

WNS Business Consulting Netherlands B.V. (13)		The Netherlands

	WNS Global Services Philippines Inc.	The Philippines

WNS Gestion des Processus d’Affaire Inc.		Canada

WNS BPM Americas Holdings Inc. (14)		Delaware, USA

	WNS BPM Americas LLC (15)	Delaware, USA
Notes:

(1)	WNS Global Services Malaysia Sdn. Bhd., a wholly-owned subsidiary of WNS Customer Solutions (Singapore) Private Limited, was incorporated on July 21, 2022.
(2)
WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited, WNS Global Services Netherlands B.V. and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 63.18%, of WNS Global Services Netherlands B.V. is 20.84%, and of WNS Customer Solutions (Singapore) Private Limited is 15.98%.

(3)
On August 1, 2021, the Company acquired all outstanding shares of MOL Information Processing Services (I) Private Limited. The name of the entity was changed to WNS Information Services (India) Private Limited with effect from December 1, 2021. WNS Information Services (India) Private Limited was merged with and into WNS Global Services Private Limited pursuant to a Scheme of Amalgamation approved by the National Company Law Tribunal dated August 4, 2022 with effect from August 1, 2021.

(4)	On July 1, 2022, WNS Global Services Private Limited acquired all ownership interests of Vuram Technology Solutions Private Limited, including its subsidiaries that existed on that date.
(5)
Solucionesen Tecnologia Vuram Mexico, S De R.L. de C.V is jointly held by Vuram Technology Solutions Private Limited and Vuram, Inc. The percentage of holding of Vuram Technology Solutions Private Limited is 99% and Vuram, Inc is 1%.

(6)
WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. The percentage of holding of WNS Global Services Private Limited is 94.9% and of WNS (Holdings) Limited is 5.1%.

(7)
The WNS
B-BBEE
Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. During the year ended March 31, 2020, the trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Limited, which entitles the trust to 48.84% voting rights in WNS South Africa (Pty) Limited.

(8)
WNS South Africa (Pty) Limited was incorporated as a subsidiary of WNS Global Services SA (Pty) Limited on December 19, 2018. The name of the entity was changed to WNS South Africa (Pty) Ltd with effect from September 25, 2019.

(9)	On December 16, 2022, WNS Global Services (UK) Limited acquired all ownership interests of The Smart Cube Limited, including its subsidiaries that existed on that date.
(10)	On December 14, 2022, WNS Global Services (UK) Limited acquired all ownership interests of OptiBuy sp. z o.o., including its subsidiaries that existed on that date.
(11)	WNS Global Services AG, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on July 16, 2021.
(12)	WNS Global Services Lisbon Unipessoal LDA, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on August 13, 2021.
(13)
WNS Business Consulting Netherlands B.V., a wholly-owned subsidiary of WNS (Holdings) Limited, was incorporated on March 17, 2020, pursuant to the execution of deed of demerger on March 16, 2020. The shares of WNS Global Services Philippines Inc. were transferred from WNS Global Services Netherlands B.V. to WNS Business Consulting Netherlands B.V. pursuant to the proposal of demerger. As at March 31, 2023, the entity is jointly held by WNS (Holdings) Limited and WNS Global Services Private Limited. The percentage of holding of WNS (Holdings) Limited is
 52.35% and of WNS Global Services Private Limited is 47.65%.

(14)	WNS BPM Americas Holdings Inc. , a wholly-owned subsidiary of WNS (Holdings) Limited, was incorporated on March 1, 2023
(15)	WNS BPM Americas LLC, a wholly-owned subsidiary of WNS BPM Americas Holdings Inc, was incorporated on March 3, 2023.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The following is a list of Key Management Personnel of the Company as at March 31, 2023:

Key management personnel
Adrian T. Dillon (Ceased to be Chairman from September 20, 2021)	Chairman

Timothy L. Main (Appointed on September 21, 2021)	Chairman

Keshav R. Murugesh	Director and Group Chief Executive Officer

Jason Liberty	Director

Swaminathan Rajamani	Chief People Officer

Gautam Barai (Resigned on February 15, 2023, effective May 15, 2023)	Chief Operating Officer

Sanjay Puria	Group Chief Financial Officer

Gareth Williams (Ceased to be Director from December 31, 2022)	Director

Michael Menezes (Ceased to be Director from December 31, 2022)	Director

John Freeland	Director

Françoise Gri	Director

Keith Haviland	Director

Mario P. Vitale	Director

Lan Tu (Appointed on February 4, 2022)	Director

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2023	2022	2021
Key management personnel*
Remuneration and short-term benefits	$6,570	$7,601	$7,380
Defined contribution plan	165	124	105
Other benefits	154	114	47
Share-based compensation expense	17,465	15,264	14,830

*	Defined benefit plan related costs are not disclosed as these are determined for the Company as a whole.

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
(“IFRS 8”). Segment managers are responsible for the performance of the operating segments on a combined vertical structure which includes travel and leisure, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance services including auto claims;
hi-tech
and professional services; and others. Effective February 1, 2019, the Company realigned its segment managers responsible for the performance of operating segments on a combined vertical structure with the appointment of a segment manager as Chief Operating Officer. The revised structure includes travel and leisure, shipping and logistics services; utilities; retail and consumer products group; banking and financial services;
hi-tech
and professional services; insurance services; healthcare; auto claims and others. The segment managers’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of combined vertical structure.
The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel and leisure, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance;
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2023 are as follows:

	Year ended March 31, 2023
	WNS Global BPM	WNS Auto Claims BPM	Inter segments (1)	Total
Revenue from external customers	$1,152,508	$71,754	$—	$1,224,262
Segment revenue	$1,153,254	$71,754	$(746)	$1,224,262
Payments to repair centers	—	62,240	—	62,240

Revenue less repair payments (non-GAAP)	1,153,254	9,514	(746)	1,162,022
Depreciation	49,499	626	—	50,125
Other costs	860,998	10,943	(746)	871,195

Segment operating profit/(loss)	242,757	(2,055)	—	240,702
Other income, net	(15,433)	(572)	—	(16,005)
Finance expense	18,770	49	—	18,819

Segment profit/(loss) before income taxes	239,420	(1,532)	—	237,888
Income tax expense	27,408	(207)	—	27,201

Segment profit/(loss)	212,012	(1,325)	—	210,687
Amortization of intangible assets	—	—	—	23,646
Share-based compensation expense	—	—	—	49,733

Profit after tax				$137,308

Addition to non-current assets (2)	$227,810	$1,242	$(4,425)	$224,627
Total assets, net of elimination	1,402,064	102,384	—	1,504,448
Total liabilities, net of elimination	$626,682	$76,630	$—	$703,312

(1)	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.
(2)	Addition to non-current assets include additions made to property and equipment, right-of-use assets and intangible assets.
No client individually accounted for 10% or more of the total revenue during the year ended March 31, 2023.

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
No client individually accounted for 10% or more of the total revenue during the year ended March 31, 2022.

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
No client individually accounted for 10% or more of the total revenue during the year ended March 31, 2021.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

External revenue
Revenues from the geographic segments are based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended March 31,
	2023	2022	2021
Jersey, Channel Islands	$—	$—	$—
North America (primarily the US)	602,453	504,260	403,527
UK	351,035	363,871	286,646
Australia	74,738	67,409	70,297
Europe (excluding the UK)	86,504	67,918	61,381
South Africa	13,526	22,270	26,450
Rest of the world	96,006	84,072	64,342

Total	$1,224,262	$1,109,800	$912,643

The Company’s
non-current
assets by geographic area, which consist of property and equipment and right-of-use
assets are as follows:

	As at March 31,
	2023	2022
Jersey, Channel Islands	$—	$—
India	119,534	90,272
Philippines	68,431	59,030
South Africa	23,665	12,136
North America	14,820	14,707
UK	4,274	5,066
Rest of the world	7,187	10,669

Total	$237,911	$191,880

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

29. Commitment and contingencies
Capital commitments
As at March 31, 2023 and 2022, the Company had committed to spend approximately $17,942 and $9,522, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
Bank guarantees and others
Certain subsidiaries of the Company hold bank guarantees aggregating $924 and $868 as at March 31, 2023 and March 31
,
2022, respectively. These guarantees have a remaining expiry term ranging from one to five years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities and other third parties aggregating $484 and $666 as at March 31, 2023 and March 31
,
2022, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
Contingencies
In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Also refer Note 25-Income Taxes for details on tax related contingencies.

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
The capital structure as at March 31, 2023 and 2022 was as follows:

	As at March 31,
	2023	2022	% Change
Total equity attributable to the equity shareholders of the Company	$801,136	$754,003	6%
As percentage of total capital	82%	100%
Long-term debt (1)	174,381	—	(100)%
Total debt	$174,381	$—	(100)%
As percentage of total capital	18%	—

Total capital (debt and equity)	$975,517	$754,003	29%

Note:

(1)	Before netting off debt issuance cost of $975 and Nil as at March 31, 2023 and March 31, 2022, respectively.
The Company is predominantly equity-financed. This is evident from the fact that debt represents only
18% and 0% of total capital as at March 31, 2023 and 2022, respectively.